SKADDEN, ARPS, SLATE, MEAGHER & FLOM

(INTERNATIONAL)
LEVEL 13
131 MACQUARIE STREET
SYDNEY, N.S.W. 2000

TEL: (61-2) 9253-6000
FAX: (61-2) 9253-6044
http://www.skadden.com

ROBERT H. WILLIAMS*
PARTNER

*RECOGNIZED FOREIGN LAWYER IN NEW SOUTH WALES ENTITLED TO PRACTICE FOREIGN LAW ONLY; ADMITTED IN NEW YORK AND ENGLAND AND WALES

[redacted]

03037327

November 13, 2003

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Documents furnished pursuant to Rule 12g3-2(b) by AMP Limited, File No. 82-34713

Ladies and Gentlemen:

On behalf of AMP Limited, we furnish the enclosed documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. AMP Limited has been allocated file number 82-34713. Please call me on +61 2 9253 6024 if you have any questions regarding this submission.

Very truly yours,

Mark J. Leemen

Mark J. Leemen

03 NOV 13 AM 7:21

11/13

File No. 82-34713

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMP Limited

Documents furnished pursuant to Rule 12g3-2(b)

File No. 82-34713

VOLUME I

ASX ANNOUNCEMENT INDEX – 2003

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
01/03	Appendix 3F – Final share buy-back notice	02/01/2003	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A
02/03	Director Nominations	06/01/2003	N/a	ASX	N/a
03/03	AMP 2002 profit expectations	21/01/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
04/03	Information only – AMP warns shareholders to beware of offers to buy shares below their market price	12/02/2003	N/a	ASX	N/a
05/03	AMP response to ratings announcement	12/02/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
06/03	Confirmation of Briefings	12/02/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
07/03	Press speculation about AMP Chairman	24/02/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
08/03	Mr Wallis retires as Chairman of AMP Limited	25/02/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.16
09/03	AMP Announces changes to Board	25/02/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.16
10/03	Confirmation of Briefings	25/02/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
11/03	Appendix 3B	25/02/2003	Immediately on issue	ASX	ASX Listing Rule 3.10

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
12/03	Part One: ASX release: AMP bottom line loss of A$896 million Part Two: Appendix 4B Part Three: Concise Financial Report 2002 Part Four: Full Financial Report 2002 Part Five: Investor Report 2002 Part Six: Presentation Pack.	26/02/2003	Within 75 days of end of the financial year	ASX	ASX Listing Rule 4.3.1
13/03	Appendix 3Z – Final director's Interest Notice	27/02/2003	Date that the director ceases to be a director	ASX	ASX Listing Rule 3.19A
14/03	Mr Wallis declines retirement allowance	4/03/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
15/03	Appendix 3B – Application for quotation of additional securities and agreement	6/03/2003	Immediately on issue	ASX	ASX Listing Rule 3.10
16/03	Appendix 3Y – Change of Director's Interest Notice	06/03/2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
17/03	AMP comment on ratings	07/03/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
18/03	Board candidates for 2003 AGM	11/03/2003	N/a	ASX	N/a
19/03	Appendix 3Y – Change of Director's Interest Notice	12/03/2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
20/03	AMP makes Paul Batchelor payment	13/03/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
21/03	Appendix 3B – Application for quotation of additional securities	19/03/2003	Immediately on issue	ASX	ASX Listing Rule 3.10
22/03	AMP securities holders warned not to accept unsolicited offers from National Exchange Proprietary Ltd	19/03/2003	N/a	ASX	N/a

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
23/03	AMP announces two new directors	25/03/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.16
24/03	Appendix 3Z – final Director's Interest Notice	26/03/2003	Date that the director ceases to be a director	ASX	ASX Listing Rule 3.19A
25/03	Appendix 3B – Application for quotation of additional shares	27/03/2003	Immediately on issue	ASX	ASX Listing Rule 3.10
26/03	Appendix 3X – Initial Director's Interest Notice	27/03/2003	Immediately on appointment of director	ASX	ASX Listing Rule 3.19A
27/03	AMP Banking transfers UK portfolio	28/03/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
28/03	Key dates for dividend	31/03/2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
29/03	Appendix 3B – Application for quotation of additional shares	02/04/2003	Immediately on issue	ASX	ASX Listing Rule 3.10
30/03	Part 1 – AMP 2002 Full Shareholder Report; Part 2 – AMP 2002 Concise Shareholder Report; Part 3 – AMP Notice of Meeting; Part 4 – Supplement to Notice of Meeting; and Part 5 – AMP Proxy Form.	04/04/2003	Immediately on issue	ASX	ASX Listing Rule 4.6 ASX Listing Rule 3.13 ASX Listing Rule 3.17
31_03	Appendix 3Y – Change of Director's Interest Notice	4 Apr 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
32_03	Appendix 3X – Initial Director's Interest Notice	9 Apr 2003	Immediately on appointment of director	ASX	ASX Listing Rule 3.19A
33_03	AMP Banking announces latest steps in restructuring	14 Apr 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
34_03	Appendix 3B – Application for quotation of additional	15 Apr 2003	Immediately on issue	ASX	ASX Listing Rule 3.10

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
	shares				
35_03	Appendix 3B – Application for quotation of additional shares – DRP participants	29 Apr 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
36_03	Part 1 – AMP announces demerger and capital raising Part 1 – Presentation – Demerger proposal	1 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
37_03	Confirmation of briefings	1 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
38_03	Background information – AMP announces demerger and capital raising	1 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
39_03	Press releases concerning the credit ratings of AMP group	1 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
40_03	Appendix 3B – Application for quotation of additional shares – DRP underwriter	2 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
41_03	AMP announces successful completion of institutional component of capital raising	2 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
42_03	Notice under paragraph 5 of Category 1 of Schedule C to ASIC Class Order 02/1180	2 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
43_03	Appendix 3Y – Change of Director's Interest Notice	5 May 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
44_03	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement - Placement	6 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
45_03	AMP to withdraw resolutions from Annual General Meeting	8 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
46_03	Appendix 3B - New issue announcement, application for quotation of additional securities and agreement – DRP additional issue	12 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.10

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
47_03	New date for despatch of Dividend Statements	12 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
48_03	Notice under paragraph 5 of Category 1 of Schedule C to ASIC Class Order 02/1180 relating to Placement	12 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
49_03	AMP response to ratings announcement	14 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
50_03	Part 1 – AMP 2003 Annual General Meeting Part 2 – Chairman's Address Part 3 – CEO's Address	15 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
51_03	Appendix 3Y – Change of Director's Interest Notice	15 May 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
52_03	Results of the AMP Limited AGM held on 15 May 2003	16 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
53_03	Appendix 3Y – Change of Director's Interest Notice	16 May 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
54_03	Part 1 – AMP Share Purchase Plan set to open Part 2 – Letter from Chairman and Application Forms	21 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
55_03	AMP Banking sells rural lending portfolio to Rabobank	22 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
56_03	Roger Yates assumes responsibility for UK businesses	23 May 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
57_03	Appendix 3B – New Issue Announcement – Reset Preference Securities	23 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
58_03	Appendix 3B – New Issue Announcement – SRC issue	26 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.10

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
59_03	For Information only – Updated Constitution approved by shareholders at the AGM held on 15 May 2003	27 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.1
60_03	For information only – AMP Henderson Property Trust	28 May 2003	Immediately on issue	ASX	ASX Listing Rule 3.1
61_03	Part 1 – Notice of Change of Interests of Substantial Holder Part 2 – Agreement and Deeds of Accession	29 May 2003	Immediately under continuous disclosure requirements	ASX	Corporations Act (Cth) 2001 – S.671B
62_03	Notice of Change of Interests of Substantial Holder	29 May 2003		ASX	
63_03	Appendix 3Y – Change of Director's Interest Notice (A Mohl)	6 June 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
64_03	For information only – AMP discussions with ASIC	10 June 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
65_03	For information only – AFS presentation by Managing Director Craig Dunn at the UBS Financial Services conference	11 June 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
66_03	Notice of change of interests of substantial shareholder	12 June 2003		ASX	
67_03	For information only – Update on demerger proposal	12 June 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
68_03	Appendix 3Y – Change of Director's Interest Notice (NEDs)	12 June 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
69_03	Share Purchase Plan timetable	16 June 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
70_03	Appendix 3Y – Change of Director's Interest Notice (A Mohl)	17 June 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
71_03	Share Purchase Plan update	18 June 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
72_03	NPI to be closed to new business	23 June 2003	Immediately under	ASX	ASX Listing Rule 3.1

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
			continuous disclosure requirements		
73_03	Notice of Ceasing to be a Substantial Holder	1 July 2003		ASX	
74_03	Appendix 3Y – Change of Director's Interest Notice (Directors' fees Jun 03)	10 July 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
75_03	AMP Announces Share Purchase Plan Pricing	14 July 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
76_03	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	14 July 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
77_03	Form 604 – Notice of change of interests of substantial holder (United Energy Limited)	17 July 2003	Immediately under continuous disclosure requirements	ASX	Corporations Act (Cth) 2001 – S.671B
78_03	Notice under paragraph 5 of Category 1 of Schedule C to ASIC Class Order 02/1180 relating to Share Purchase Plan	17 July 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
79_03	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	18 July 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
80_03	Form 605 – Notice of ceasing to be a substantial holder (AMP Shopping Centre Trust -)	21 July 2003	Immediately under continuous disclosure requirements	ASX	Corporations Act (Cth) 2001 – S.671B
81_03	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	22 July 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
82_03	Appendix 3Y – Change of Director's Interest Notice (SPP)	24 July 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
83_03	Form 605 – Notice of ceasing to be a substantial holder (Alinta Limited – AMP Limited as substantial holder)	25 July 2003	Immediately under continuous disclosure requirements	ASX	Corporations Act (Cth) 2001 – S.671B
	Form 605 – Notice of ceasing to be a substantial holder (Alinta Limited – Power Partnership Pty Limited as substantial holder)	25 July 2003	Immediately under continuous disclosure requirements	ASX	Corporations Act (Cth) 2001 – S.671B

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
84_03	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	29 July 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
85_03	AMP Banking sells Australian construction finance loans to SML	30 July 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
	Form 605 – Notice of ceasing to be a substantial holder – (Uecomm Limited –Power Partnership Pty Limited as substantial holder)	30July 2003	Immediately under continuous disclosure requirements	ASX	Corporations Act (Cth) 2001 – S.671B
86_03	Form 605 – Notice of ceasing to be a substantial holder (Uecomm Limited – AMP Limited as substantial holder)	30 July 2003	Immediately under continuous disclosure requirements	ASX	Corporations Act (Cth) 2001 – S.671B
87_03	Update on changes to AMP Henderson Listed Property Trusts	6 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
88_03	AMP response to media reports	7 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
89_03	AMP settles GIO class action	8 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
90_03	AMP comments on ratings	8 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
91_03	AMP provides update on demerger proposal	11 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
92_03	Confirmation of Briefings	13 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
93_03	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	14 August 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
94_03	Part One: AMP statement – Writedowns lead to	20 August 2003	Immediately under	ASX	ASX Listing Rule 4.2A

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
	bottom line loss Part Two: Appendix 4D Part Three: Directors' Report and Financial Report		continuous disclosure requirements		ASX Listing Rule 3.1
95_03	Part One: Investor Report Part Two: Investor Presentation	20 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
96_03	Appendix 3Y – Change of Director's Interest Notice (Director's fees for July 2003)	20 August 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
97_03	Corporatefile.com.au – Open Briefing with AMP CEO Andrew Mohl	21 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
98_03	Replacement to 97_03	21 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
99_03	GIO settlement approved	26 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
100_03	AMP comment on share purchase	27 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
101_03	AMP comment on speculation	28 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1B
102_03	AMP comments on purchase of strategic stake by National Australia Bank	28 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
103_03	AMP comment on discussions	29 August 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
104_03	Appendix 3B – New issue announcement	1 September 2003	Immediately on issue	ASX	ASX Listing Rule 3.10

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
105_03	Appendix 3Y – Change of Director's Interest Notice	4 September 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
106_03	Appendix 3Z – Final Director's Interest Notice	5 September 2003	Date that the director ceases to be a director	ASX	ASX Listing Rule 3.19A
107_03	Appendix 3B – New issue announcement	8 September 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
108_03	Media reports of capital raising	8 September 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
109_03	Appendix 3X – Initial Director's Interest Notice	8 September 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
110_03	Appendix 3Y – Change of Director's Interest Notice	15 September 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
111_03	Appendix 3B – New issue announcement	15 September 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
112_03	Update on demerger proposal	16 September 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
113_03	Appendix 3B – new issue announcement	22 September 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
114_03	Appendix 3Y – Change of Director's Interest Notice	22 September 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
115_03	AMP receives regulatory approvals for demerger	10 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
116_03	AMP announces capital structures for demerged entities	10 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.10
117_03	Confirmation of Briefings	10 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1

Announcement No.	Item	Announcement Date	Date required	Entity requiring	Source of obligation
118_03	Appendix 3B – New issue announcement	10 October 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
119_03	AMP clarifies media report	14 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
120_03	AMP seeks trading halt in securities	15 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.10/17.1
121_03	Part 1 – AMP's Explanatory Memorandum receives Court approval Part 2 – AMP outlines future direction and structure Part 3 – HHG PLC outlines strategic direction	16 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1 ASX Listing Rule 3.10
122_03	Confirmation of Briefings	16 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
123_03	Proposal to Demerge – Explanatory Memorandum	16 October 2003	Immediately on issue	ASX	ASX Listing Rule 3.10/3.1
124_03	Part 1 – AMP's Proposal to Demerge – Explanatory Memorandum presentation Part 2 – AMP's Proposal to Demerge – HHG overview	16 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1/3.10
125_03	Appendix 3Y – Change of Director's Interest Notice	17 October 2003	Immediately on change in interest	ASX	ASX Listing Rule 3.19A
126_03	AMP Rights Offer Prospectus lodged	17 October 2003	Immediately on issue	ASX	ASX Listing Rule 3.10
127_03	Technical seminar on Embedded Value	17 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
128_03	Replacement of 127_03	20 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1
129_03	Appendix 3B – New issue announcement	21 October 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.10

ASIC LODGEMENT INDEX – 2003

Document No.	Date	Description of Document	Date Required	Entity Requiring	Source of obligation
01/03	02/01/2003	Form 304 – Notification of Change of officeholders	Within 28 days after the date of change	ASIC	Corporations Act S.205
02/03	26/02/2003	Form 304 – Notification of Change of officeholders	Within 28 days after the date of change	ASIC	Corporations Act S.205
03/03	27/03/2003	Form 304 – Notification of Change of officeholders	Within 28 days after the date of change	ASIC	Corporations Act S.205
04/03	02/04/2003	Form 304 – Notification of Change of officeholders	Within 28 days after the date of change	ASIC	Corporations Act S.205
05/03	04/04/2003	Form 207 – Notification of share issue	Within 1 month after issuing shares	ASIC	Corporations Act S.254X
06/03	02/05/2003	Form 207 – Notification of share issue	Within 1 month after issuing shares	ASIC	Corporations Act S.254X
07/03	23/05/2003	Form 207 – Notification of share issue	Within 1 month after issuing shares	ASIC	Corporations Act S.254X
08/03	03/06/2003	Form 207 – Notification of share issue	Within 1 month after issuing shares	ASIC	Corporations Act S.254X
09/03	03/06/2003	Form 207 – Notification of share issue	Within 1 month after issuing shares	ASIC	Corporations Act S.254X
10/03	10/06/2003	Form 304 – Notification of Change of officeholders	Within 28 days after the date of change	ASIC	Corporations Act S.205
11/03	11/08/2003	Form 484 – Section C – Change to company details	Within 28 days after the date of change	ASIC	Corporations Act S.205
12/03	11/09/2003	Form 484 – Section C – Change to company details	Within 28 days after the date of change	ASIC	Corporations Act S.205
13/03	09/09/2003	Form 484 – Section B – Change to company details	Within 28 days after the date of change	ASIC	Corporations Act S.205
14/03	21/10/2003	Form 484 – Section B – Change to company details	Within 28 days after the date of change	ASIC	Corporations Act S.205
15/03	15/10/2003	Form 484 – Section C – Change to company details	Within 28 days after the date of change	ASIC	Corporations Act S.205

Releases to the Australian Stock Exchange made in 2003

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	2 January, 2003	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Prue Milne
	Division :	Corporate Secretariat
	E-mail	Prue_milne@amp.com.au
	Phone :	61 2 9257 9909
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **01/03**

SUBJECT : **Appendix 3F – Final share buy-back notice**

03 NOV 13 AM 7:21

NOTE - If you do not receive __3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	2,674,366
3	Total consideration paid or payable for the shares	$44,067,772
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $17.11 date: 11 June 2002 lowest price: $15.46 date: 27 June 2002

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 2 January 2003
~~(Director~~/Company secretary)

Print name: P.A. Milne

== == == == ==

+ See chapter 19 for defined terms.

2

AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	6 January, 2003	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Prue Milne
	Division :	Corporate Secretariat
	E-mail	prue_milne@amp.com.au
	Phone :	61 2 9257 9909
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **02/03**

SUBJECT : **Director Nominations**

Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
GPO Box 4134
Sydney NSW 2001 Australia
Telephone 02 9257 5472
Facsimile 02 9257 7178

6 January 2003

Companies Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

DIRECTOR NOMINATIONS

The Annual General Meeting of AMP Limited will be held on 15 May 2003. In accordance with clause 65 of the constitution of AMP Limited and a waiver from Listing Rule 14.3 granted by ASX, the closing date for receipt of director nomination notices is 10 March 2003, being 44 business days before the date of the Annual General Meeting.

Yours faithfully

Prue Milne
Company Secretary

3

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	21 January 2003	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **AMP 2002 profit expectations**

ANNOUNCEMENT NO.: **3/03**

NOTE - If you do not receive _3 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

21 January 2003

AMP 2002 profit expectations

AMP has reduced its current estimate of the 2002 operating margins of its UK Financial Services business by around £36 million (A$100 million) from the £112 million (A$311 million) estimate provided at its 4 December market briefing.

About £8 million (A$22 million) of this reduction reflects the deterioration in equity and bond markets from the assumptions held on 4 December to the actual market close on 31 December.

A further £15 million (A$42 million) reduction is anticipated because it is becoming clear during AMP's year-end financial processes that earlier assumptions underestimated the cumulative effect of weak equity markets on the margins released through its 90:10 funds. This is expected to have a similar effect on UK Financial Services' margins in 2003, all other things being equal.

In addition, the year-end processes are indicating the need for a top-up in provisions for pensions mis-selling and other potential liabilities to policyholders of about £13 million (A$36 million).

The anticipated reduction in UK Financial Services' operating margins means that AMP now expects to report a 2002 net operating profit of around A$500 million before write-downs, asset sales and restructuring costs. After those items, AMP currently expects to report a total net loss of around A$900 million for the 2002 year.

As AMP's year-end processes are still in their early stages, all estimates remain subject to final actuarial and audit review and sign-off. AMP will report its full 2002 financial results on 26 February 2003.

Payments of Reset Preferred Securities (RPS) distributions will not be affected by this announcement or the previously announced writedowns.

UK Financial Services is separately announcing details of its 2002 bonus rates on with-profit policies in the UK today. These will range from 0 to 5 per cent. The UK media release is available on AMP's website at www.ampgroup.com. These bonus decisions do not directly impact the 2002 operating margins of UK Financial Services.

"The UK results underline the impact of depressed equity markets and the continued difficult operating environment we face there," AMP's Chief Executive Officer Andrew Mohl said.

"However, we have over A$7 billion of our capital invested in the UK and we are committed to extracting value from our mature business and selectively growing our contemporary business in the best interests of shareholders."

Media inquiries
Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

4

AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	12 February 2003	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Information only: AMP warns shareholders to beware of offers to buy shares below their market price**

ANNOUNCEMENT NO.: **04/03**

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Information only
12 February 2003

AMP warns shareholders to beware of offers to buy shares below their market price

AMP has today warned its retail shareholders to beware of the continued tactics by National Exchange Proprietary Ltd to buy AMP ordinary shares at prices below their current market price.

AMP has received a number of calls from retail shareholders concerned about such unsolicited offers.

AMP Chief Executive Officer, Andrew Mohl, said in the wake of continued efforts by National Exchange Proprietary Ltd, AMP has reinforced its concern that shareholders should be alert to any unsolicited offer to buy shares below their market price.

"AMP shareholders should exercise extreme caution before accepting any unsolicited offer from David Tweed's company, National Exchange Proprietary Ltd.

"It is of great concern to me if any AMP shareholder accepted an offer to sell their ordinary shares for less than their market price," Mr Mohl said.

He said AMP welcomed recently proposed Commonwealth legislation making it compulsory for any share dealer offering to buy shares to state their current market value.

National Exchange Proprietary Ltd has been accessing the personal information of AMP shareholders from the public share register since late last year and is again now offering to buy AMP ordinary shares.

Under Chapter 2C of the Corporations Act, National Exchange Proprietary Ltd can obtain shareholder details from any publicly listed company. These details include: shareholders' names, addresses, number of shares held and date on register.

Mr Mohl said it was important that shareholders always check the current trading price of AMP shares as well as consult an independent financial adviser before selling their shares.

National Exchange Proprietary Ltd is known to have contacted shareholders of other companies with offers to buy shares at prices below their market price.

Relevant links:
http://www.ampgroup.com/2column/0,2445,CH966%255FSI3,00.html
http://parlsec.treasurer.gov.au/parlsec/content/pressreleases/2003/003.asp

Media Inquiries
Karyn Munsie
9257 9870
0421 050 430

Matthew Coleman
9257 2700
0421 611 138

5

AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	12 February 2003	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	AMP Corporate Secretariat
	Division :	Corporate Secretariat

SUBJECT : **AMP response to ratings announcement**

ANNOUNCEMENT NO.: **5/03**

NOTE - If you do not receive _ 3 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

12 February 2003

AMP response to ratings announcement

AMP notes the ratings actions announced today by Standard & Poor's (S&P).

Chief Executive Officer Andrew Mohl said AMP was pleased that S&P had moved to resolve the negative creditwatch placed on the company late last year.

"The different outcomes across the company reflect the market conditions and issues facing each business but overall, the most important point is that AMP remains financially strong," he said.

Mr Mohl said AMP was particularly pleased that the strength of the Australian Financial Services business had been recognised with the confirmation of the AMP Life rating at AA-.

"This action recognises the strength and security of the franchise that AMP has in Australia. Customers should feel reassured that S&P has acknowledged AMP's 'preeminent market position in its Australian home market and its solid capital and earnings profile'," Mr Mohl said.

The BBB+ rating assigned to Pearl is the standard rating for a business in run-off. AMP has already announced its intention to close the Pearl with-profits fund by the end of 2003.

"The lifting of the outlook for Pearl from negative to stable is a positive move, and recognises the decisive actions we have taken to underpin the financial position of this business. These actions include reducing the sensitivity of our funds to further falls in the FTSE through the disciplined use of derivatives," Mr Mohl said.

"While the change in the NPI rating to A is disappointing, it reflects the extremely difficult market conditions which the entire UK life industry is facing. This is evident in rating downgrades to many other UK life insurers in recent months."

The AMP Group Holdings Ltd rating has been lowered to A-. This takes the Group Holdings rating back to the level assigned before the RPS issue in October last year.

Mr Mohl said the negative outlook that remains on a number of AMP entities reflects the continued difficult operating environment in the UK and uncertainty over UK equity markets.

The ratings actions announced today by S&P are:

Company	Previous Rating	New Rating
AMP Group Holdings	A / Neg. Watch/A-1	A- / Neg. Outlook/A-2
AMP Life	AA-/ Neg. Watch	AA- / Neg. Outlook
NPI Ltd	A+ / Neg. Watch	A / Neg. Outlook
Pearl Assurance	A / Neg. Watch	BBB+
AMP Bank	A/ Neg. Watch / A-1	A- / Neg. Outlook/A-2

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

6

AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 12 February 2003

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : AMP Corporate Secretariat
Division : Corporate Secretariat

SUBJECT : Confirmation of Briefings

ANNOUNCEMENT NO.: 6/03

Confirmation of Briefings

AMP Limited will be holding open briefings to discuss its results for the year to 31 December 2002. The results will be released to the Australian Stock Exchange on 26 February 2003.

AMP will hold two briefings on 26 February 2003 to discuss the results and both will be webcast live via AMP's website (www.ampgroup.com). A media briefing will be held at 10.30am and an analysts briefing at 1.30pm.

In addition, a series of one-on-one meetings with institutional investors will be held in the weeks following these briefings. The purpose is to provide context around the 2002 annual results. These meetings will be held in Australia, the United Kingdom, Europe, Asia and the United States.

A copy of presentation materials to be used in all briefings will be posted on the AMP website with the results information on 26 February.

NOTE - If you do not receive _ 1 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

7

ASX Announcement

24 February 2003

Manager	Manager
Company Announcement Office	Market Information Services Section
Australian Stock Exchange	New Zealand Stock Exchange
Level 4, 20 Bridge Street	Level 9, ASB Tower, 2 Hunter Street
Sydney NSW 2000	Wellington New Zealand

Announcement No: **7/03**

Press speculation about AMP Chairman

AMP has been asked by the Australian Stock Exchange to respond to media reports that Chairman Stan Wallis will announce his intention to retire earlier than anticipated.

AMP confirms that Mr Wallis has not advised the Board of his early resignation. Any announcement of such a decision would be made in accordance with the ASX Listing Rules.

The Board is meeting this week to consider and approve the 2002 annual results, which will be announced to the market on Wednesday 26 February 2003.

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

8

ASX Announcement

25 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 8/03

Mr Wallis retires as Chairman of AMP Limited

Mr Stan Wallis today announced following an AMP Board meeting that he will retire as AMP Chairman and a director of the company as from tomorrow.

Mr Peter Willcox who is currently Chairman elect will succeed Mr Wallis.

Mr Wallis said that he had been working closely with Mr Willcox over the last two months to transition his responsibilities.

"At the time of Peter's appointment as Deputy Chairman and Chairman elect, I announced I would not retire until the middle of the year.

"However I now believe it is in the best interests of the company for Peter Willcox to assume forthwith the chairmanship of AMP.

"This clears the way for Peter to pursue an accelerated agenda to revitalise AMP with a new Board and the new management team."

On Monday, AMP was required by the ASX to respond to media speculation. AMP stated that Mr Wallis had not advised the Board of his early resignation. The timing of Mr Wallis's resignation has been brought forward as part of the wider changes in Board membership which were agreed at the Board meeting today.

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

9

ASX Announcement

25 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **9/03**

AMP announces changes to Board

AMP Chairman elect Peter Willcox today announced a restructure of the AMP Limited Board resulting in the Board having a substantial majority of new and recently appointed directors.

"The Board recognises that shareholders have every right to be disappointed with AMP's performance," he said.

"The directors unanimously agreed that the creation of a new Board with a fresh approach will better assist me and the new CEO Andrew Mohl to reinvigorate this great Australian company.

"To facilitate an orderly transition and retain corporate knowledge, it was agreed that the restructure of the Board would take place in stages."

The stages are:

- Stan Wallis has decided that his previously announced retirement as Chairman and director will take effect from tomorrow. Patricia Cross has also elected to retire from tomorrow
- Sir Malcolm Bates, Paul Mazoudier and Ian Renard will retire in the course of the next six months
- Lord Killearn (Chairman of Henderson Global Investors) and Richard Grellman (Chairman of the Board audit and compliance committee) have agreed to remain on the AMP Board
- Newly appointed executive directors Andrew Mohl and Roger Yates will remain on the AMP Board.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Sir Malcolm Bates, Paul Mazoudier and Ian Renard have agreed to stay for an interim period to ensure an orderly transition. Beyond this point, the Board agreed that five of the current directors should remain. Three of these directors – Peter Willcox, Andrew Mohl and Roger Yates – have all been appointed within the last six months. Richard Grellman and Lord Killearn will stay on to provide continuity.

At the Annual General Meeting the five current directors who will remain on the Board in the longer term will stand for election.

"I hope to announce the appointment of up to three new non-executive directors over the coming months," Mr Willcox said.

"The search firm Spencer Stuart has been retained to assist us choose suitable candidates with the personal attributes and experience we seek.

Mr Willcox said that a number of changes would be made to current Board practices.

"Consideration is being given to a new long-term equity program for Directors involving fee sacrifice to replace the current system of cash-based retirement allowances for non-executive directors. Existing obligations to directors would be met," he said.

"This move reflects a change in community attitudes to directors remuneration and retirement benefits. I have not entered into a retirement allowance agreement pending these changes.

"In addition the Board has agreed that the term for Directors would generally be no longer than nine years. Any non-executive director remaining on the Board after nine years will be subject to annual re-election by shareholders at the annual general meeting. To allow this an amendment to the constitution will be put to shareholders.

"Over time this should ensure that the Board is continually renewed."

Mr Willcox also confirmed that the AMP Board and Paul Batchelor (the former CEO of AMP) are currently in dispute over Mr Batchelor's entitlement to payment on termination. Negotiations are continuing in an attempt to resolve this dispute.

"AMP remains committed to communicating to shareholders the amount of any payment as soon as it has been decided," he said.

"We made a commitment to communicate as soon as any amount was agreed and that commitment stands."

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

10

AMP

ASX Announcement

25 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 10/03

Confirmation of Briefings

AMP Limited will be holding an open briefing today to discuss changes made to the AMP Board.

A media briefing will be held at 3.15pm to discuss announcements made today related to the Board. This will be webcast live via AMP's website (www.ampgroup.com).

Peter Willcox and Andrew Mohl will be present at this briefing.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

11

ASX Announcement

25 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 11/03

See attached Appendix 3B

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	185,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**100,000 options:** Exercise price: $14.28 Expiry date: 30 November 2003 **35,000 options:** Exercise price: $16.13 Expiry date: 31 December 2003 **50,000 options:** Exercise price: $16.49 Expiry date: 31 December 2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	See clause 3 above for details
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options were granted under the AMP Executive Option Plan, copy of which had been lodged with ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	• 100,000 options entered on 21 February 2003; and • 85,000 options entered on 25 February 2003.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,159,454,066	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Total no. issued as at 25 February 2003. 33,847,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

+ See chapter 19 for defined terms.

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

+ See chapter 19 for defined terms.

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 February 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

12

ASX Announcement

26 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **12/03**

Please find attached the following documents:

Part One:	ASX release: AMP bottom line loss of A$896 million
Part Two:	Appendix 4B
Part Three:	Concise Financial Report 2002
Part Four:	Full Financial Report 2002
Part Five:	Investor Report 2002
Part Six:	Presentation Pack

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

26 February 2003

AMP bottom line loss of A$896 million

Writedowns and restructuring costs of A$1,571 million have resulted in a bottom line loss of A$896 million for the year to 31 December 2002, AMP announced today, in line with guidance given to the market in January 2003.

Profit after tax but before other items was A$495 million, compared with A$667 million in the previous corresponding period.

Directors have declared a final dividend of A$0.20, taking total dividend for the year to A$0.46 compared with A$0.51 in 2001. The reduction reflects the lower level of underlying earnings.

AMP Chief Executive Officer Andrew Mohl said difficult investment markets had resulted in reduced operating margins, as well as significant reductions to the carrying value of a number of businesses.

"While the impact of depressed investment markets is outside our control, shareholders have every right to feel disappointed in AMP's recent performance," Mr Mohl said.

"It is clear that our strategy was over-ambitious, particularly in the UK.

"To address this, we have conducted a thorough review of strategy. Actions to date include a new senior management team, the establishment of two UK financial services businesses to reduce our risks, the scaling back of our growth ambitions, sale of non-core assets and a cost reduction programme.

"Despite our obvious problems, we have strong businesses in Australian Financial Services and Henderson Global Investors. Given current market conditions, these businesses have performed extremely well.

"Ultimately, we are concentrating on the things we can control and if markets get worse, we are ready."

<u>Summary of results</u>

Performance in **Australian Financial Services** (AFS) was strong given difficult market conditions. Operating margins were down 9 per cent to A$334 million.

An 11 per cent fall in total new business to A$9,368 million was solid given the external environment. Corporate Superannuation was a highlight with new business up 12 per cent to A$2,418 million, reflecting several successful tenders.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Persistency remained stable at 83.8 per cent, a strong result in a year when capital guaranteed investment options closed and fund inflows were down. This reflects better customer retention strategies.

AFS made a number of changes during the year aimed at becoming even more operationally efficient and competitive. AMP Direct was integrated into other parts of the business, while cost savings were achieved across support functions and IT. Controllable costs fell 8 per cent while the cost to income ratio was steady at 44 per cent.

In New Zealand, underlying net profit was A$42.7 million compared with A$45.5 million previously. Sales of risk products such as life insurance were up significantly on the previous year, while sales of managed investments and superannuation products were below expectations but in line with overall industry performance.

AFS Return on Invested Capital (RoIC) was down only marginally at 13.8 per cent, with A$971 million of net capital released in 2002.

Operating margins in **UK Financial Services** fell 36 per cent to A$211 million, reflecting the toughest market conditions in decades.

New business fell 21 per cent to A$6,856 million. Hardest hit was new business through the Direct Sales Force, down 36 per cent. Given the environment of volatile markets and the issues surrounding Pearl regulatory capital position, a fall in IFA sales of 14 per cent was a creditable result. The Corporate Pensions business, established in May 2002, continued to grow off a small base.

Persistency in UKFS was 88 per cent, compared with 89 per cent previously.

To combat the impact of volume reductions and margin pressure, UKFS is undergoing a significant cost management programme. In 2002, the cost to income ratio was steady at 64 per cent.

RoIC was disappointingly low at 6.5 per cent, down from 10.2 per cent previously.

In **Henderson Global Investors (HGI),** operating margins held up well in difficult markets, falling 8 per cent to A$192 million from A$208 million in the previous corresponding period. Assets under management fell by 13 per cent to A$255.6 billion.

Strict cost control resulted in only a slight increase in the cost to income ratio to 69 per cent.

Henderson continued to expand selectively during the year in key areas including property and private capital. Distribution capability in Europe was also expanded.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

RoIC in Henderson was down slightly at 10.7 per cent.

Writedowns and restructuring losses were broadly in line with forecasts at A$1,227 million and A$344 million respectively.

"These writedowns reflect a material reduction in the carrying value of several acquisitions and new ventures in line with the realities of the current market," Mr Mohl said.

The writedowns included A$523 million related to UKFS assets; a reduction in Henderson's NPI goodwill of A$244 million; and A$460 million related primarily to former AMP International assets.

Mr Mohl said transformation costs of A$344 million were associated with the strategic review undertaken after his appointment, and in line with his five point reform agenda. Costs include redundancy payments, write-offs of capitalised expenditure and other product-related closure costs.

The reform agenda includes a greater emphasis on profitable products and channels, the scaling back of growth ambitions, improved disclosure, changing behaviours and leadership.

The statutory accounts released with the results include details of payments to a number of executives who left the organisation last year. The payment to former CEO Paul Batchelor is not included as it is yet to be finalised. AMP has announced separately that it is in dispute with Mr Batchelor about this matter.

"These payments were part of the cost of the reform agenda that I started last year. My decision to put in place a new team around me was important because it enabled AMP to drive through the changes that this company needed to make – and make quickly - as part of that reform agenda," Mr Mohl said.

"We accept that people find it difficult to understand why these payments are made. In this case, they include contractual rights and payments made in mitigation of other legal claims. This was verified by expert external advice."

Current issues

Capital management

AMP's UK regulatory capital position was under intense pressure in 2002 following significant and sustained falls in the UK FTSE index.

All UK life entities currently exceed Minimum Regulatory Capital requirements set by the UK Financial Services Authority (FSA). In addition, AMP has used number of approaches including derivatives, hedging and lower Equity Backing Ratios (EBR) to reduce sensitivity to equity markets.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

"Our initiatives now in place support our goal to avoid the need for the shareholder to invest additional capital into our UK businesses, even at a FTSE level of 3,000 or lower," Mr Mohl said.

In terms of the Group's overall capital management, Mr Mohl said that AFS is expected to continue to supply capital in 2003, while HGI will have little need for capital for organic growth.

"AMP remains soundly capitalised and we have no plan for an equity capital raising at this time," he said.

UK earnings

Mr Mohl said specific estimates for 2003 were not appropriate in light of the increasing uncertainty in the UK market.

"We have taken the steps necessary to protect our regulatory capital position. However this has an impact on earnings moving forward. Overall the operating margin outlook for 2003 is very uncertain and all current forces are pushing earnings lower.

"While earnings from this business will be constrained at current market levels, the business still has a large capital base. We are extremely focused on protecting and releasing this capital over the medium to long term."

Conclusion

Since the end of 2002 global investment markets, particularly in the UK, have weakened. If global markets weaken further or remain at current levels, the group's profitability will be adversely affected.

"We are not expecting better markets in the short term. That is why we are concentrating on managing the key issues facing the business, particularly in the UK," Mr Mohl said.

"While some of the decisions have been tough - and the consequences unpleasant - they have been necessary to face the realities of extended bear markets and to make the changes this company needed to make.

"In the medium term, our business portfolio and strategic positioning will improve and we remain focused on achieving long term shareholder value through the disciplined execution of our strategy."

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Appendix 4B
Preliminary Final Report

Name of entity

AMP Limited

ABN	Half Year	Preliminary Final	Half year ended ('current period')
49 079 354 519		✓	31 December 2002

For announcement to the market

Extracts from this report for announcement to the market

				$A'm
Premium, fee and other revenue (item 1.1a, 1.1b)	down	22%	to	4,861
Profit (loss) from ordinary activities after tax attributable to members (item 1.10)	down	230%	to	(896)
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	N/A			
Net profit (loss) for the period attributable to members (item 1.10)	down	230%	to	(896)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend (item 15.4)	20 cents	3.0 cents
Previous corresponding period (item 15.5)	*26 cents*	*3.9 cents*

Record date for determining entitlements to the dividend, (see item 15.2)	Friday, 4th April 2003

The information contained in this document should be read in conjunction with the Annual Report of AMP Limited for the year ended 31 December 2002 and any public announcements made by AMP Limited and its controlled entities during the year in accordance with the continuos disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules.

Consolidated statement of financial performance

		Current period $A'm	Previous corresponding period $A'm
1.1	**Revenues and expenses from ordinary activities**		
1.1a	Premium and related revenue	3,388	4,454
1.1b	Fee and other income	1,473	1,809
1.1c	Investment gains (losses)	(7,787)	(1,605)
1.1d	Claims expense	(6,409)	(7,843)
1.1e	Movement in life insurance liabilities	12,440	7,947
1.1f	Operating expenses	(4,708)	(4,455)
1.2	Borrowing costs	(821)	(894)
1.3	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	-	-
1.4	**Profit (loss) from ordinary activities before tax attributable to shareholders and other equity interests**	**(2,424)**	**(587)**
1.5	Income tax (expense) credit on ordinary activities[1]	801	397
1.6	**Profit (loss) from ordinary activities after tax attributable to shareholders and other equity interests**	**(1,623)**	**(190)**
1.7	Profit (loss) from extraordinary items after tax (see item 2.5d)	-	-
1.8	**Net profit (loss)**	**(1,623)**	**(190)**
1.9	Remove net profit (loss) from ordinary activities after tax not attributable to shareholders		
	- Movement in unattributed life funds	749	940
	- Outside equity interests – other controlled entities	(3)	(60)
	– AMP Reset Preferred Securities Trust	(19)	-
1.10	**Net profit (loss) for the period attributable to members**	**(896)**	**690**

Non-owner transaction changes in equity

1.11	Increase (decrease) in revaluation reserves	-	-
1.12	Net exchange differences recognised in equity	48	211
1.13	Other revenue, expense and initial adjustments recognised in equity	-	-
1.14	Initial adjustments from UIG transitional provisions	-	-
1.15	Total transactions and adjustments recognised directly in equity	48	211
1.16	**Total changes in equity not resulting from transactions with owners as owners**	**(848)**	**901**

Earnings per security (EPS)

		Current period (cents)	Previous corresponding period (cents)
1.17	Basic EPS	(78.8)	62.1
1.18	Diluted EPS	(78.8)	61.6

Note:

1. *The income tax payable by a life insurer is not derived from its operating result. In accordance with AASB 1038: 'Life Insurance Business', a reconciliation of income tax expense to income tax calculated at the current income tax rate applied to the net profit (loss) is not provided.*

Profit (loss) from ordinary activities attributable to members

		Current period $A'm	Previous corresponding period $A'm
1.19	Profit (loss) from ordinary activities after tax (item 1.8)	(1,623)	(190)
1.20	Less (plus) outside equity interests	(727)	(880)
1.21	**Profit (loss) from ordinary activities after tax, attributable to members**	**(896)**	**690**

Details of revenues from ordinary activities

	Premium and related revenue		
1.22	Premium and related revenue received and receivable	16,767	18,103
1.23	Less deposits recognised as an increase in life insurance policy liabilities[1]	(13,379)	(13,649)
1.24	**Premium and related revenue- recognised as revenue[1]**	**3,388**	**4,454**
	Fees and other revenue		
1.25	Banking business fees	40	20
1.26	Investment and management fees	740	720
1.27	Service fees	151	420
1.28	Financial advisory fees	44	39
1.29	Other revenue[2]	498	610
1.30	**Total fee and other revenue**	**1,473**	**1,809**
	Investment gains (losses)		
1.31	Interest	3,802	4,055
1.32	Dividends and distributions	2,045	2,047
1.33	Net rents	903	895
1.34	Net realised and unrealised gains (losses)[3]	(14,952)	(8,773)
1.35	Other	415	171
1.36	**Total investment revenue**	**(7,787)**	**(1,605)**

Note:

1. *In 2001, an amount of $299m has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).*
2. *Other revenue includes the operating revenue of investment controlled entities providing various non financial services such as mining, farming and retailing.*
3. *Net realised and unrealised gains (losses) includes:*
   2002: (i) $1,040m writedown of the carrying value of investments to market value (total $1,227m including $121m writedown of goodwill to recoverable amount and $66m of operating expenses); and
   (ii) $366m proceeds (net of sale costs) from the sale of Cogent. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is $204m.
   2001: (i) $1,362m proceeds (net of sale costs) from the sale of the General Insurance business. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is Nil.

Details of expenses from ordinary activities

		Current period $A'm	Previous corresponding period $A'm
	Claims		
1.37	Claims paid and payable	(20,705)	(19,961)
1.38	Less withdrawals recognised as a reduction in life insurance policy liabilities(1)(2)	14,296	12,118
1.39	**Total claims (expense) credit(1)(2)**	**(6,409)**	**(7,843)**
	Operating expenses		
1.40	Advertising and marketing	(99)	(120)
1.41	Amortisation of goodwill	(54)	(55)
1.42	Writedown of goodwill	(121)	-
1.43	Bad and doubtful debts expense	(27)	(32)
1.44	Fee expense on banking business	(35)	(39)
1.45	Information technology and communication	(424)	(448)
1.46	External investment management fees	(139)	(137)
1.47	Occupancy and property maintenance(3)	(418)	(194)
1.48	Professional fees(3)	(242)	(176)
1.49	Staff and related expenses(3)	(2,238)	(2,192)
1.50	Travel and entertainment	(107)	(122)
1.51	Other operating expenses(3)(4)	(804)	(940)
1.52	**Total expenses from ordinary activities, excluding borrowing costs**	**(4,708)**	**(4,455)**

Capitalised outlays

1.53	Interest costs capitalised in asset values	-	-
1.54	Outlays capitalised in intangibles	-	-

Note:

1. *In 2001, an amount of $1,698m has been reclassified and is now treated as withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).*
2. *In 2001, an amount of $299m has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).*
3. *Operating expenses in 2002 includes $489m of restructuring costs before tax ($344m after tax). The major areas of restructuring include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.*
4. *Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining, farming and retailing.*

Consolidated retained profits

1.55	Retained profits at the beginning of the financial period	4,084	3,967
1.56	Net profit (loss) attributable to members (item 1.10)	(896)	690
1.57	Net transfers from (to) reserves	-	-
1.58	Net effect of changes in accounting policies	-	-
1.59	Dividends and other equity distributions paid or payable	(527)	(573)
1.60	**Retained profits at the end of the financial period**	**2,661**	**4,084**

Intangible items and extraordinary items

		Consolidated - current period			
		Before tax $A'm (a)	Related tax $A'm (b)	Related outside equity interests $A'm (c)	Amount (after tax) attributable to members $A'm (d)
2.1	Amortisation of goodwill	54	-	-	54
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**54**	**-**	**-**	**54**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

(Preliminary final report only)

		Current year $A'm	Previous Year $A'm
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year	303	403
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year.	(1,199)	287

Consolidated statement of financial position

		At end of current period $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	Assets			
4.1	Cash at bank and on deposit	11,358	8,485	9,607
4.2	Receivables	5,823	6,484	6,830
4.3	Equity securities	54,431	71,772	64,000
4.4	Debt securities	64,549	61,064	58,457
4.5	Property	16,009	18,072	16,325
4.6	Other investments	1,887	1,186	1,231
4.7	Operating assets	221	277	281
4.8	Deffered tax assets	393	367	406
4.9	Other assets	530	591	535
4.10	Intangibles	945	866	835
4.11	Excess market value over net assets of controlled entities	1,825	2,926	2,719
4.12	**Total assets**	**157,971**	**172,090**	**161,226**
	Liabilities			
4.13	Payables	4,421	4,364	4,330
4.14	Income tax payable	264	166	375
4.15	Unearned premiums	76	108	82
4.16	Outstanding claims	3,129	3,772	3,297
4.17	Provisions	2,321	2,572	2,160
4.18	Deferred tax liabilities	711	1,666	982
4.19	Borrowings	10,329	10,668	10,816
4.20	Life insurance policy liabilities	116,245	128,913	119,922
4.21	Subordinated debt	2,552	2,544	2,491
4.22	**Total liabilities**	**140,048**	**154,773**	**144,455**
4.23	**Net assets**	**17,923**	**17,317**	**16,771**
	Equity attributable to shareholders			
4.24	Contributed equity	5,001	4,613	4,720
4.25	Capital reserve	510	510	510
4.26	Foreign currency translation reserve	361	313	141
4.27	Shareholders' retained profits	2,661	4,084	4,092
4.28	**Total equity attributable to shareholders**	**8,533**	**9,520**	**9,463**
	Other equity			
4.29	Unattributed life funds	5,494	6,232	5,437
4.30	Other equity interests - other controlled entities	2,755	1,565	1,871
4.31	- AMP Reset Preferred Securties Trust	1,141	-	-
4.32	**Total other equity**	**9,390**	**7,797**	**7,308**
4.33	**Total equity**	**17,923**	**17,317**	**16,771**

Exploration and evaluation expenditure capitalised

		Current period $A'm	Previous corresponding period $A'm
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance**	**N/A**	**N/A**

Development properties

6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance**	**N/A**	**N/A**

Consolidated statement of cash flows

		Current period $A'm	Previous corresponding period $A'm
	Cash flows from operating activities		
7.1	Cash receipts in the course of operations	17,644	21,521
7.2	Interest and other items of similar nature received	3,248	4,065
7.3	Dividends received	1,300	1,505
7.4	Cash payments in the course of operations	(23,038)	(26,587)
7.5	Borrowing costs	(766)	(807)
7.6	Income tax paid	(38)	(641)
7.7		**(1,650)**	**(944)**
	Cash flows from shareholder and policyholder investing activities		
7.8	Proceeds from sale of properties	2,781	3,824
7.9	Proceeds from sale of equities	28,213	18,453
7.10	Proceeds from sale of units in unit trusts	3,319	4,453
7.11	Proceeds from sale of interest-bearing securities	86,442	116,095
7.12	Proceeds from repayment of loans	3,984	4,725
7.13	Proceeds from sale of other investments	1,441	2,863
7.14	Payments to acquire properties	(784)	(2,504)
7.15	Payments to acquire equities	(22,048)	(16,915)
7.16	Payments to acquire units in unit trusts[1]	(6,601)	(6,655)
7.17	Payments to acquire interest bearing securities	(86,128)	(110,980)
7.18	Loans granted	(4,575)	(4,886)
7.19	Payments to acquire other investments	(1,715)	(2,804)
7.20		**4,329**	**5,669**
7.21	**Net cash flows from operating activities and shareholder and policyholder investing activities**	**2,679**	**4,725**
	Cash flows from corporate investing activities		
7.22	Proceeds from sale of controlled and associated entities	577	1,271
7.23	Payments to acquire controlled and associated entities (net of cash acquired)	(294)	(365)
7.24	**Net cash flows from (used in) corporate investing activities**	**283**	**906**
	Cash flows from financing activities		
7.25	Proceeds from borrowings	3,262	6,434
7.26	Proceeds from the issue of shares (net of buy back)	7	243
7.27	Proceeds from the issue of AMP Reset Preferred Securities	1,122	-
7.28	Repayment of borrowings	(3,536)	(7,686)
7.29	Dividends paid	(205)	(381)
7.30	**Net cash flows from financing activities**	**650**	**(1,390)**
7.31	**Net increase in cash**	3,612	4,241
7.32	Cash at beginning of period (see Reconciliation of cash)	9,315	4,732
7.33	Exchange rate adjustments to item 7.32	142	342
7.34	**Cash at end of period** (see Reconciliation of cash)	**13,069**	**9,315**

Note:

1. *Includes payments to acquire units which result in AMP holding a controlling interest in unit trusts. The majority of the underlying assets of those trusts comprise investment assets. The amounts are net of cash acquired.*

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

		Current period $A'm	Previous corresponding period $A'm
	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:		
8.1	Cash on hand	1,321	881
8.2	Cash on deposit	10,037	7,604
8.3	Deposits in	(2,500)	(2,107)
8.4	Bank overdraft	(84)	(50)
8.5	Short term bills and notes (inlcuded in investments)	4,295	2,987
8.6	**Total cash at end of period** (item 7.34)	**13,069**	**9,315**

Ratios

		Current period	Previous corresponding period
9.1	**Profit after tax attributable to shareholders / premium, fee and other revenue** Net profit (loss) for the period attributable to members (item 1.10) as a percentage of premium, fee and other revenue (item 1.1a, 1.1b) The movement in unattributed life funds (classified as other equity interests) is a significant and necessary factor in determining shareholder profit. Consequently, a ratio based on consolidated profit (loss) from ordinary activities before tax (item 1.4) which excludes movements in unattributed life funds is not a meaningful measure of the performance of the business. A more appropriate measure is; profit after tax attributable to shareholders/premium, fee and other revenue.	-18.4%	11.0%
9.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.28)	-10.5%	7.3%

Earnings per security (EPS)

Details of basic and diluted earnings per share reported separately in accordance with paragraph 9 and 18 of AASB 1027: 'Earnings Per Share' are as follows:

	Current period (millions)	Previous corresponding period (millions)
Weighted average number of ordinary shares used to calculate basic EPS	1,138	1,114
Add: potential ordinary shares considered dilutive	-	8
Weighted average number of ordinary shares used to calculate diluted EPS	1,138	1,122
Earnings used in calculating basic EPS (1.10)	($896)	$690
Earnings used in calculating diluted EPS (1.10)	($896)	$690

Only ordinary shares have been included in the calculation of basic earnings per share. Options over unissued ordinary shares, performance rights and AMP Reset Preferred Securities have been classified as potential ordinary shares and have been considered in the calculation of diluted earnings per share.

All options and the AMP Reset Preferred Securities have been determined not to be dilutive for 2002.

Since the end of the financial year and up to the date of this report there have been no movements in options, shares and AMP Reset Preferred Securities, except for the lapse of 873,764 options, the grant of 85,000 options and the grant of 82,297 performance rights.

NTA backing

	Current period $A	Previous corresponding period $A
11.1 Net tangible asset backing per ordinary security	$6.54	$7.67

Discontinuing operations

Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with with AASB 1042: 'Discontinuing Operations'.

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group entities) since the date in the current period on which control was acquired	N/A
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Cogent
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	A$4m
14.3	Date to which the profit (loss) in item 14.2 has been calculated	1 Spetember 2002
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	A$24m
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	A$204m

Dividends

15.1	Date the dividend is payable	Monday, 28th April 2003
15.2	Record date to determine entitlements to the dividend (ie, on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	Friday, 4th April 2003
15.3	If it is a final dividend, has it been declared?	Yes

Amount per security

			Amount Per Security	Franked Amount per Security at 30% tax	Amount Per Security of Foreign Source Dividend
15.4	**Final dividend:**	Current year	20 cents	15%	N/A
15.5		Previous year	26 cents	15%	N/A
15.6	**Interim dividend:**	Current year	26 cents	15%	N/A
15.7		Previous year	25 cents	15%	N/A

Total dividend per security (interim plus final)

(preliminary final report only)

		Current year	Previous year
15.8	Ordinary securities	46 cents	51 cents
15.9	Preference securities	N/A	N/A

Preliminary final report - final dividend on all securities

		Current period $A'm	Previous corresponding period $A'm
15.10	Ordinary securities	232	293
15.11	Preference securities	N/A	N/A
15.12	**Total**	**232**	**293**

The dividend or distribution plans shown below are in operation.

AMP Limited offers a Dividend Reinvestment Plan under which shareholders who have a registered address in, and are residents of, Australia and New Zealand are invited to reinvest all or part of any dividends receivable in additional shares. The price of the shares issued under the plan is the market price of the shares as defined in the plan rules rounded down to the nearest 10 cents.

The last date(s) for receipt of election notices for the dividend or distribution plans	Friday, 4th April 2003
Any other disclosures in relation to dividends	N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'm	Previous corresponding period $A'm
16.1	Profit (loss) from ordinary activities before income tax	N/A	N/A
16.2	Income tax on ordinary activities	N/A	N/A
16.3	**Profit (loss) from ordinary activities after income tax**	**N/A**	**N/A**
16.4	Extraordinary items net of tax	N/A	N/A
16.5	**Net profit (loss)**	**N/A**	**N/A**
16.6	Adjustments	N/A	N/A
16.7	**Net profit (loss) attributable to members**	**N/A**	**N/A**

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.8)	
	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period $A'm
17.1 Equity accounted associates and joint venture entities	N/A	N/A	N/A	N/A
17.2 Total	**N/A**	**N/A**	**N/A**	**N/A**
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total	**N/A**	**N/A**	**N/A**	**N/A**

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of securities	Total Number	Number Quoted	Issue Price Per Security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Prefrence securities** (description)	N/A	N/A	N/A	N/A
18.2	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**Ordinary securities**	1,159,454,066	1,159,454,066	N/A	N/A
18.4	Changes during current period				
	(a) Increases through issues	33,625,634	33,625,634	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	2,674,366	2,674,366	N/A	N/A
18.5	**Convertible debt securities (description and conversion factor)**	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

18.7	Options (description and conversion factor)	Total number	Number quoted	Exercise price	Expiry date (if any)
	Executive Option Plan	5,349,196	Nil	$A 16.00	13/06/2003
		2,467,576	Nil	$A 16.13	25/06/2009
		171,925	Nil	$A 15.80	25/06/2009
		247,000	Nil	$A 15.47	29/10/2009
		40,000	Nil	$A 16.10	17/12/2009
		90,000	Nil	$A 16.77	31/12/2009
		335,000	Nil	$A 16.13	21/01/2010
		30,000	Nil	$A 14.33	18/02/2010
		5,254,560	Nil	$A 16.41	29/06/2010
		235,000	Nil	$A 17.94	25/08/2010
		200,000	Nil	$A 17.37	27/10/2010
		110,000	Nil	$A 19.03	08/12/2010
		4,366	Nil	$A 18.68	31/01/2011
		195,634	Nil	$A 18.84	31/01/2011
		110,000	Nil	$A 19.29	26/02/2011
		43,308	Nil	$A 19.77	20/03/2011
		20,000	Nil	$A 19.29	18/05/2011
		4,667,500	Nil	$A 20.46	20/07/2011
		60,000	Nil	$A 18.26	14/12/2011
		100,000	Nil	$A 19.44	22/03/2012
		100,000	Nil	$A 14.28	30/11/2003
	Employee Option Plan	4,523,227	Nil	$A 16.00	13/06/2003
		1,971,338	Nil	$A 16.13	25/06/2009
		84,144	Nil	$A 15.80	25/06/2009
		1,539,639	Nil	$A 16.77	31/12/2009
		3,710,924	Nil	$A 16.41	29/06/2010
		51,406	Nil	$A 17.37	27/10/2010
		10,000	Nil	$A 19.03	08/12/2010
		1,864,500	Nil	$A 20.46	20/07/2011
		9,000	Nil	$A 19.57	24/08/2011
		30,000	Nil	$A 18.26	14/12/2011
	UK Share Save Scheme	409,458	Nil	£5.75	27/03/2003
		566,976	Nil	£5.25	27/09/2003
	Performance Share and Option Plan	15,000	Nil	Nil	09/03/2004
		20,000	Nil	Nil	20/06/2004
18.8	**Issued during current period**				
	Executive Option Plan	100,000	Nil	$A 19.44	22/03/2012
		100,000	Nil	$A 14.28	30/11/2003

Options (Continued)	Total number	Number quoted	Exercise price	Expiry date (if any)
18.9 Exercised during current period				
Executive Option Plan	427,354	Nil	$A 16.00	13/06/2003
	35,000	Nil	$A 16.13	25/06/2009
	102,000	Nil	$A 16.41	29/06/2010
Employee Option Plan	832,203	Nil	$A 16.00	13/06/2003
	64,209	Nil	$A 16.13	25/06/2009
	1,609	Nil	$A 15.80	25/06/2009
	24,990	Nil	$A 16.77	31/12/2009
	791,389	Nil	$A 16.41	29/06/2010
UK Share Save Scheme	39,303	Nil	£6.73	26/01/2002
	7,102	Nil	£5.75	27/03/2003
	7,336	Nil	£5.25	27/09/2003
Performance Share and Option Plan	60,000	Nil	Nil	12/07/2003
	10,000	Nil	Nil	10/10/2003
18.10 Expired during current period				
MD & CEO Option Plan	1,282,980	Nil	$A 15.93	24/08/2009
Executive Option Plan	213,405	Nil	$A 16.00	13/06/2003
	278,949	Nil	$A 16.13	25/06/2009
	50,000	Nil	$A 16.49	30/07/2009
	11,555	Nil	$A 15.80	25/06/2009
	(1,500)	Nil	$A 16.77	31/12/2009
	775,834	Nil	$A 16.41	29/06/2010
	30,000	Nil	$A 19.03	08/12/2010
	313,500	Nil	$A 20.46	20/07/2011
Employee Option Plan	517,318	Nil	$A 16.00	13/06/2003
	1,230,569	Nil	$A 16.13	25/06/2009
	10,644	Nil	$A 15.80	25/06/2009
	1,087,414	Nil	$A 16.77	31/12/2009
	3,374,998	Nil	$A 16.41	29/06/2010
	4,297	Nil	$A 17.37	27/10/2010
	101,000	Nil	$A 20.46	20/07/2011
UK Share Save Scheme	537,007	Nil	£6.73	26/01/2002
	86,002	Nil	£5.75	27/03/2003
	122,933	Nil	£5.25	27/09/2003
18.11 **Debentures** (totals only)	12,403,456	12,403,456		
18.12 **Unsecured notes** (totals only)	N/A	N/A		

Segment reporting

BUSINESS SEGMENTS	AMP Financial Services 2002 A$m	UK Financial Services 2002 A$m	Henderson Global Investors 2002 A$m	AMP Banking 2002 A$m	General Insurance 2002 A$m	Other 2002 A$m	Eliminations 2002 A$m	Total 2002 A$m
External revenue	(236)	(4,802)	822	591	443	256	-	(2,926)
Inter-segment revenue	128	42	291	1	21	-	(483)	-
Total revenue from ordinary activities[1][2]	(108)	(4,760)	1,113	592	464	256	(483)	(2,926)
Profit (loss) from ordinary activities before income tax	25	(2,064)	308	(40)	(18)	(589)	(46)	(2,424)
Income tax (expense) credit	212	596	(97)	9	1	80	-	801
Net profit (loss) from ordinary activities after income tax	**237**	**(1,468)**	**211**	**(31)**	**(17)**	**(509)**	**(46)**	**(1,623)**
Other equity interests	(8)	754	-	-	-	(19)	-	727
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	**229**	**(714)**	**211**	**(31)**	**(17)**	**(528)**	**(46)**	**(896)**
Total assets	54,589	88,612	2,377	7,836	3,945	1,946	(1,334)	**157,971**
Total liabilities	48,719	75,142	645	7,771	2,929	6,629	(1,787)	**140,048**
Depreciation	27	40	3	-	-	17	-	**87**
Amortisation	-	9	7	-	-	38	-	**54**
Other non cash expenses[3]	(3,037)	(9,398)	1	11	11	(1)	-	**(12,413)**
Assets acquired during the year	31	23	2	4	-	11	-	**71**

GEOGRAPHIC SEGMENTS	Australasia 2002 A$m	United Kingdom 2002 A$m	Other 2002 A$m	Eliminations 2002 A$m	Total 2002 A$m
Revenue from external sales	1,130	(4,024)	(32)	-	**(2,926)**
Total assets	69,686	91,414	4,238	(7,367)	**157,971**
Assets acquired during the year	37	23	11	-	**71**

Notes:

1. *Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.*
2. *Segment revenue includes operating revenue activity between segments. These transactions are accounted for as if they were with third parties at current market prices.*
3. *Includes movements in policy liabilities of $12,440m.*

Segment reporting

BUSINESS SEGMENTS	AMP Financial Services 2001 A$m	UK Financial Services 2001 A$m	Henderson Global Investors 2001 A$m	AMP Banking 2001 A$m	General Insurance 2001 A$m	Other 2001 A$m	Eliminations 2001 A$m	Total 2001 A$m
External revenue	3,554	(2,440)	842	532	1,731	439	-	**4,658**
Inter-segment revenue	191	45	266	5	12	-	(519)	**-**
Total revenue from ordinary activities[1][2]	3,745	(2,395)	1,108	537	1,743	439	(519)	**4,658**
Profit (loss) from ordinary activities before income tax	561	(1,048)	314	(30)	173	(476)	(81)	**(587)**
Income tax (expense) credit	7	371	(91)	17	(9)	102	-	**397**
Net profit (loss) from ordinary activities after income tax	568	(677)	223	(13)	164	(374)	(81)	**(190)**
Other equity interests	(62)	942	-	-	-	-	-	**880**
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	**506**	**265**	**223**	**(13)**	**164**	**(374)**	**(81)**	**690**
Total assets	57,477	99,133	2,625	7,392	4,798	2,171	(1,506)	**172,090**
Total liabilities	52,071	86,826	670	7,384	3,865	6,731	(2,774)	**154,773**
Depreciation	12	46	3	2	1	7	-	**71**
Amortisation	-	10	7	-	-	38	-	**55**
Other non cash expenses[3]	280	(8,228)	-	12	17	-	-	**(7,919)**
Assets acquired during the year	84	145	2	4	-	10	-	**245**

GEOGRAPHIC SEGMENTS	Australasia 2001 A$m	United Kingdom 2001 A$m	Other 2001 A$m	Eliminations 2001 A$m	Total 2001 A$m
Revenue from external sales	5,651	(1,433)	440	-	**4,658**
Total assets	73,045	102,015	3,662	(6,632)	**172,090**
Assets acquired during the year	97	146	2	-	**245**

Notes:

1. *Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.*
2. *Segment revenue includes operating revenue activity between segments. These transactions are accounted for as if they were with third parties at current market prices.*
3. *Includes movements in policy liabilities of $7,947m.*

Segment reporting (continued)

Business segments

Australian Financial Services (AFS) - AMP Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.

UK Financial Services (UKFS) - UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.

Henderson Global Investors (HGI) - Henderson Global Investors provide investment management services including private capital and property portfolios and socially responsible investments.

AMP Banking - AMP Banking provides mortgage and savings products and credit card services in Australia, New Zealand and the UK and property finance services in Australia and New Zealand. The credit card portfolio was sold on 23 December 2002 and a structured sale process is currently underway for AMP Banking's property finance business in Australia and New Zealand and the UK and New Zealand mortgage businesses.

General Insurance - comprises corporate insurance operations, mortgage insurance operations and reinsurance operations. In 2001 the amount includes the general insurance business which was sold in July 2001.

Other - includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments, as well as non core businesses previously reported as part of AMP International, but which are no longer reportable segments. In 2002, other includes proceeds from the sale of Cogent of $366m (net of sale costs).

Comments by Directors

Basis of financial report preparation

19.1 Material factors affecting the revenues and expenses of the economic entity for the current period

Details of factors affecting the revenues and expenses of the economic entity for the current period are set out in the attached Directors' Report and Financial Report.

19.2 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer to attached Directors' Report and Financial Report.

19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Based on current estimates, it is likely that future dividends will be partly franked to 15%. At 31 December 2002, there is a balance of $80 million in the dividend franking account after adjusting for: 1) Franking credits which will arise from the payment of income tax provided in 2002 or earlier 2) Franking credits utilised in paying the 2002 interim dividend 3) Franking credits the group may be prevented from distributing in the subsequent period.

19.4 Changes in accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report except as follows:

Comparative information Where necessary, comparative information has been reclassified to enhance comparability with current period disclosures.

19.5 Revisions in estimates of amounts reported in previous interim periods.

N/A

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	City Recital Hall, Angel Place, Sydney
Date	15-May-03
Time	10am
Approximate date the annual report will be available	Early April 2003

Compliance statement

1 This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used

> As discussed in Note 1 of the notes to the financial statements, AMP has complied with Accounting Standards as defined in the Corporations Act 2001.

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

(Tick one)

- [x] The accounts have been audited.
- [ ] The accounts have been subject to review.
- [ ] The accounts are in the process of being audited or subject to review..
- [ ] The accounts have not yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: .... Date: 26th February 2003

(Director)

Print name: **ANDREW MOHL**

AMP Limited

ABN 49 079 354 519

Concise Directors' Report

2002

DIRECTORS' REPORT

For the year ended 31 December 2002

Your Directors present their report on the consolidated entity consisting of AMP Limited (the Company) and the entities it controlled at the end of or during the year ended 31 December 2002 (AMP Group).

Directors' details

Details of Directors of the company in office at the time of signing this report, and each Director's qualifications, experience and special responsibilities are as follows:

Stan Wallis, AC - Age 63.
Chairman
BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS

Member of the Board since 1990. Appointed Chairman in 2000. Chairman of the Board's Nomination Committee and member of its Governance and Remuneration Committees. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience
40-plus years' industrial and financial services experience. Former Managing Director (18 years) and Chairman (four years) of Amcor Limited. Previous Chairman of retailer Coles Myer Limited. Past President of the Business Council of Australia and former Chairman of the 1996/1997 Committee of Inquiry into the Australian Financial System.

Other directorships
Director of Australian Foundation Investment Company Limited.

Peter Willcox - Age 57.
Chairman-elect
BA (Hons), MA (Physics) Cambridge

Joined the Board in September 2002. Appointed Deputy Chairman in December 2002 and will succeed Mr Wallis as Chairman on 26 February 2003, following the signing of this report. Member of the Board's Governance, Nomination and Remuneration Committees.

Experience
20-plus years' senior executive experience in the petroleum industry in Australia and internationally. Former Chief Executive Officer BHP Petroleum. Previously Director of a number of international, public companies including financial services experience with Lend Lease Corporation, MLC Limited and Schroders Australia Holdings Limited.

Other directorships
Chairman of Mayne Group Limited.

Andrew Mohl - Age 47.
Managing Director and Chief Executive Officer
BEc (Hons)

Appointed Managing Director and CEO in October 2002. Member of the Board's Finance and Governance Committees. Director of AMP's key operating subsidiaries.

Experience
20-plus years' financial services experience, including more than six years at AMP. Most recently was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice-based distribution and the development of AMP's multi-channel distribution platform.

Former ANZ Senior and Chief Economist (1986-1990) and Managing Director ANZ Funds Management (1993-1996). Past Deputy Head of Research at the Reserve Bank of Australia.

DIRECTORS' REPORT

For the year ended 31 December 2002

Sir Malcolm Bates - Age 68.
Hon DLitt, MSc, FCIS, FRAeS, CCMI

Resident of the UK.

Appointed to the Board in 1998. Chairman of the Board's Remuneration Committee and member of its Governance and Nomination Committees. Joined the Board of AMP (UK) plc in 1996 and appointed Chairman of AMP's key UK Financial Services operating subsidiaries that year.

Experience
30-year career as a senior executive and director of major international manufacturing and distribution organisations, preceded by five years in merchant banking. Former Deputy Managing Director of GEC plc, Great Britain's leading manufacturer of electrical and electronic equipment, from 1985 to 1997. Held Senior Commercial Director role from 1976 to 1985.

Other directorships
Chairman of Premier Farnell plc and London Transport.

Patricia Cross - Age 43.
BSc (Hons), FAICD, FAIM, FFTA

Appointed to the Board in 2000. Member of the Board's Finance and Remuneration Committees. Director of AMP Bank Limited. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience
20 years' international banking and finance experience. Held managerial and senior executive positions with several international financial institutions including Chase Manhattan Corporation, Banque Nationale de Paris and National Australia Bank in the United States, Europe and Australia.

Other directorships
Director of Wesfarmers Limited and ex officio Director Deloitte Touche Tohmatsu. Chair of Qantas Superannuation Limited.

Richard Grellman - Age 52.
FCA

Appointed to the Board in 2000. Chairman of the Board's Audit and Compliance Committee and member of its Nomination Committee. Director of AMP Life Limited.

Experience
32 years in the accounting profession. KPMG Financial Services partner from 1982 to 2000. Member of KMPG's National Board from 1995 to 1997 and National Executive from 1997 to 2000. Independent Financial Expert for AMP's demutualisation and Investigating Accountant for AMP's prospectus and listing.

Other directorships
Chairman of the Board and Council of the NSW Motor Accidents Authority. Chairman of Cryosite Limited.

DIRECTORS' REPORT

For the year ended 31 December 2002

Lord Killearn - Age 61.

Resident of the UK.

Appointed to the Board in 1999. Chairman of the Board's Finance Committee and member of its Remuneration Committee. Chairman of Henderson Global Investors (Holdings) plc.

Experience
29 years' international financial services experience. Retired in 2002 as Managing Director, Corporate Finance from Cazenove, a leading investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and was primarily responsible for the Asia Pacific business.

Other directorships
Director of Albion Investment Company (Alderney) Limited, Maxis Communications Berhad and Shanghai Real Estate Limited.

Paul Mazoudier - Age 61.
BA, LLB (Hons), FAICD

Appointed to the Board in 2000. Chairman of the Board's Governance Committee and member of its Audit and Compliance Committee. Director of AMP Life Limited.

Experience
35-year legal career. Commercial partner of Minter Ellison, Lawyers, from 1970 to 1974 and 1980 to 2000, specialising in negotiation, international and local joint ventures, mergers, acquisitions, foreign investment law, superannuation and demutualisations. Former NSW Chairman and member of Minter Ellison's National Executive Committee.

Other directorships
Chairman of Sims Group Limited, Bishop Technology Group Limited, Ambition Group Limited and Atlas Copco Australia Pty Limited. Director of HPAL Limited.

Ian Renard - Age 56.
BA, LLM, FAICD

Appointed to the Board in 1998. Member of the Board's Audit and Compliance, Finance and Governance Committees. Director of AMP Bank Limited.

Experience
29 years in the legal profession. Former Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership, has been continuing in a consultant role with Allens Arthur Robinson.

Other directorships
Director of CSL Limited, Newcrest Mining Limited and Hurstmead Pastoral Company Pty Limited.

DIRECTORS' REPORT

For the year ended 31 December 2002

Roger Yates - Age 45.
Managing Director, Henderson Global Investors
BA (Hons)

Appointed to the Board in December 2002 as Executive Director. Director of Henderson Global Investors (Holdings) plc and a number of its subsidiaries.

Experience
21 years' experience in the funds management industry as an investment professional and business manager. Henderson Global Investors Managing Director since 1999. Led the integration of Henderson and AMP Asset Management and has managed the rise of Henderson Global Investors to an international asset manager.

Prior to Henderson, was Chief Investment Officer of Invesco Global and has held senior roles for fund management companies, LGT and Morgan Grenfell.

Directors' meetings

Details of attendance by Directors of AMP Limited at Board and Board Committee meetings held during the year ended 31 December 2002 are as follows:

Board Meetings

Directors at 31 December 2002[(1)]	Full Agenda		Special Purpose	
	A	B	A	B
Stan Wallis	7	7	5	5
Peter Willcox[(3)]	2	2	5	5
Andrew Mohl[(4)]	1	1	3	3
Sir Malcolm Bates	7	7	5	5
Patricia Cross	7	7	5	5
Richard Grellman	7	7	5	5
Lord Killearn	7	7	5	4
Paul Mazoudier	7	7	5	5
Ian Renard	7	7	5	5
Roger Yates[(5)]	-	-	-	-

DIRECTORS' REPORT

For the year ended 31 December 2002

Committee Meetings

Directors at 31 December 2002[1]	Board Audit and Compliance Committee		Board Finance Committee		Board Governance Committee		Board Nomination Committee		Board Remuneration Committee		Ad hoc Committees[2]	
	A	B	A	B	A	B	A	B	A	B	A	B
Stan Wallis	-	-	-	-	5	5	5	5	9	9	5	5
Peter Willcox[3]	-	-	-	-	-	-	-	-	-	-	-	-
Andrew Mohl[4]	-	-	1	1	1	1	-	-	-	-	-	-
Sir Malcolm Bates	-	-	-	-	5	5	5	5	9	9	-	-
Patricia Cross	-	-	12	12	-	-	-	-	9	9	-	-
Richard Grellman	10	10	-	-	-	-	5	5	-	-	-	-
Lord Killearn	-	-	12	12	-	-	-	-	9	9	-	-
Paul Mazoudier	10	10	-	-	5	5	-	-	-	-	-	-
Ian Renard	10	10	12	12	5	5	-	-	-	-	2	2
Roger Yates[5]	-	-	-	-	-	-	-	-	-	-	-	-

Notes:

Column A - Indicates number of meetings held while the Director was a member of the Board/Committee.

Column B - Indicates number of those meetings attended.

1. *Mr P J Batchelor who ceased to be a Director on 23 September 2002 attended meetings during 2002 as follows: 5 of 5 Full Agenda and 2 of 2 Special Purpose Board meetings, 10 of 10 Board Finance Committee meetings, 4 of 4 Board Governance Committee meetings, 5 of 5 Board Nomination Committee meetings and 5 of 5 Other Committee meetings.*
2. *Ad hoc committees of the Board were constituted during the year in relation to the financial results and the divestment of Cogent.*
3. *Mr Willcox was appointed to the Board on 9 September 2002.*
4. *Mr Mohl was appointed to the Board on 7 October 2002.*
5. *Mr Yates was appointed to the Board on 4 December 2002.*

Principal activities

AMP is a leading international financial services organisation focused on wealth management. Its principal activities include retirement savings and incomes, funds management, life insurance and general insurance distribution, financial planning and banking services. AMP operates in more than 20 countries around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. Except as described in this report there have been no significant changes in the nature of those activities during the year.

Review of operations and results

The result for 2002 was a net loss after tax attributable to shareholders of $896 million compared to a profit after tax of $690 million for 2001. A detailed analysis of shareholder profit is shown following this report. The most significant factor impacting this result - the writedown of A$1,227m in the value of AMP's businesses during the period to market value or recoverable amount, reflects the poor operating environment affecting UK and European life companies and the results of a strategic review across the Group. As a result, $1,028 million was written off from the excess of market value over net assets of controlled entities and historic cost goodwill, with the balance being reflected in a reduction in tangible assets.

The results for the year were impacted by investment markets, lower new business in the Australian and UK life insurance business and lower margins. This was partly offset against expense savings in the period. Assets under management were $256 billion at 31 December 2002, a fall of $36 billion from prior year reflecting the adverse market conditions and reduced cash flows from poor investor sentiment in this difficult market environment.

Investment income has been adversely affected by depressed global investment markets. A 24.5% fall in 2002 in the UK FTSE 100 (nearly a 43% fall since December 1999) and a 11.5% fall in 2002 in the Australian All Ordinaries have contributed to a decline in the investment income of the Group, with total investment

losses (before tax) attributable to shareholders, policyholders and unattributed life funds of $7.8 billion for the year ended 31 December 2002 from losses of $1.6 billion in 2001.

Following the appointment of the new CEO and Senior Management Team, a strategic review of AMP's operations was undertaken, resulting in a focus on core businesses and a wind-down or closure of non-core activities. Restructuring provisions of $344 million (after tax) have been recognised as part of the cost of implementing the strategic reform initiatives announced by the CEO. In addition, total staff numbers have fallen from 14,868 at 31 December 2001 to 11,403 at 31 December 2002.

Other significant restructuring activities included the sale of non core businesses:

- Cogent, the Group's investment administration business, resulting in a profit after tax of $204 million
- the Bank's credit card business to American Express, resulting in a profit after tax of $24 million
- Henderson's UK private client business, resulting in a profit after tax of $28m.

During the year a controlled entity of the Company issued 11,500,000 AMP Reset Preferred Securities ("RPS") at $100 each. Proceeds from the issue of RPS were used to reduce short term debt, and provide the AMP Group with a more efficient and stronger capital structure. Full details of the RPS are included in Note 21 Outside Equity Interests of the Full Financial Report.

Capital and reserves of the Group have decreased to $8,765 million from $9,520 milion at 31 December 2001 as a result of the net operating loss and dividends paid, offset by an increase in contributed equity, mainly from the Dividend Reinvestment Plan.

Since 31 December 2002, global investment markets, particularly the UK FTSE 100, have weakened. If global markets weaken further, or remain at current levels, the Group's profitability will be adversely affected.

Political donations

AMP believes it is appropriate to make contributions to support the democratic process. Contributions to political parties are determined on a basis which recognises the relative representation of major political parties in Parliaments throughout Australia and New Zealand.

Contributions to major political parties made during 2002 were:

Federal Liberal Party of Australia	$50,000
Federal Australian Labor Party	$50,000
National Party of Australia	$25,000
Labour Party of New Zealand	NZ $10,000
National Party of New Zealand	NZ $10,000

Smaller contributions were also made during 2002 to Australian State political parties.

Significant changes in the state of affairs

In October 2002, the Group changed its strategic direction to concentrate on growing AMP's leading position in the Australian wealth management market, reducing AMP's capital commitment in the UK and building a global asset management business in partnership with AMP's wealth management businesses. This review resulted in a writedown of the value of AMP's businesses by $1,227m as referred to above.

AMP's divestment of the Cogent business by way of a sale to BNP Paribas had no significant effect on the company's accounts other than the profit referred to above. Other divestments which also had only a minimal impact on the accounts were Henderson's private client business in the UK and the Bank's credit card business, which was sold to American Express.

The appointment of Andrew Mohl and the strategic review of AMP's businesses resulted in a number of senior executives departing the Group, and the appointment of a new Senior Management Team.

The Chairman-elect announced a restructure of the AMP Limited Board on 25 February 2003.

Likely developments
Details of likely developments in AMP's businesses are set out elsewhere in this report. In the opinion of the Directors, disclosure of further information about likely developments in AMP's businesses are commercially sensitive and would be likely to be detrimental and result in unreasonable prejudice to the company.

The environment
In the normal course of its business operations AMP is subject to a range of environmental regulations, of which there have been no material breaches during the year.

In 2002, AMP committed to its global environment policy, which was approved by the AMP Limited Board and overseen by the Board Governance Committee.

The policy covers both operational and investment-related environmental impacts and is available on www.ampgroup.com under 'About AMP'.

Operational impact
The implementation of the policy at an operational level is supported through employee education. AMP is investigating environmental measurement systems, focusing initially on its Australian premises.

Investment management – Henderson Global Investors
Equities
As an active investor, Henderson believes that engagement with companies on environmental issues is an effective way to influence management practices to the benefit of its clients and the natural environment. Henderson's equity investments are guided by its UK and Australian/New Zealand corporate governance policies, which include environmental considerations.

Property
AMP Henderson has continued to implement initiatives across the Australian property investment management business under its environmental management plan.

Its 2002 initiatives included water conservation, 'green power', environmental benchmarking, evaluation of a building rating system and energy conservation.

The focus for 2003 is to improve benchmarking and to implement at as many managed properties as possible the initiatives that were trialed during 2002.

Stanbroke Pastoral Company
Stanbroke remains committed to using scientifically-based land management strategies that will maintain soil, water and biodiversity value.

The 2000 land clearing moratorium on the development of previously uncleared vegetation on its properties is still in effect.

Environmental planning for all properties commenced in May 2002, with additional work underway to assess the company's greenhouse gas emissions. The results of these studies, which are anticipated to be complete during 2003, will guide Stanbroke's future land management plans.

Private Capital
Reflecting the high risk/return nature of private capital investment, environmental assessment is undertaken on a case by case basis rather than according to a documented process. It is predominantly carried out as part of due diligence, with differing levels of emphasis depending on whether the investment is considered to have a high, medium or low environmental impact.

DIRECTORS' REPORT

For the year ended 31 December 2002

Events occurring after the reporting date

As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' and other officers' remuneration

Details of the emoluments paid to the Directors and the five highest paid executive officers of the group and options granted are disclosed in Note 32 of the Full Financial Report.

The five highest paid executive officers of the Group during 2002 were executives who left the company during that year. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice. Those payments are disclosed in Note 32 of the Full Financial Report. The base salaries of the five highest paid current executive officers are also disclosed.

The amount to be paid to Mr Batchelor has not been finalised at the date of this report.

Options

Disclosure of information relating to the granting and exercise of options over unissued ordinary shares are shown in Note 31 of the Full Financial Report.

Following a review of AMP's long term incentive policies, AMP announced on 4 October 2002 that share options would not be granted as part of the remuneration of its executives and senior employees, and that a new long term incentive programme based around performance rights would be introduced.

Directors' interests

At 26 February 2003, the Directors hold the following beneficial interests in: AMP Limited Shares, Options over AMP Limited Shares, and Debentures and Registered Schemes made available by AMP Limited or its related entities.

	Shares	Options	Income Securities
S D M Wallis	26,000	-	-
P Willcox	12,000	-	500
A M Mohl	187,043	365,000	-
Sir Malcolm Bates	5,000	-	-
P A Cross	10,000	-	-
R J Grellman	7,500	-	-
Lord Killearn	13,840	-	-
P K Mazoudier	2,600	-	-
I A Renard	5,085	-	50
R P Yates	100,311	550,000	-

DIRECTORS' REPORT

For the year ended 31 December 2002

Indemnification and insurance of Directors and officers

Under its Constitution, the company has, to the extent permitted by law, agreed to indemnify all officers of AMP (including the Directors) for any liability, whether civil or criminal, (including the costs and expenses of defending actions for an actual or alleged liability) which they may incur in that capacity.

No indemnity is given to current or former employees of the AMP Group against liability incurred in their capacity as an employee unless the giving of the indemnity has been approved by the Board. During or since the end of the financial year, no such indemnities have been provided.

During or since the end of the financial year, the AMP Group has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act 2001. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

In addition, the company and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

- The Directors will have access to the books of AMP Limited for their period of office and for 7 years after they cease to hold office;
- AMP Limited indemnifies the Directors to the extent permitted by law;
- The indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies; and
- AMP Limited will maintain Directors' and Officers' insurance cover for the Directors to the extent permitted by the law for the period of their office and for 7 years after they cease to hold office.

Dividends

Details of the dividends paid and proposed during the financial year are disclosed in Note 6 of the Concise Financial Report.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

STAN WALLIS
CHAIRMAN

PETER WILLCOX
CHAIRMAN-ELECT

ANDREW MOHL
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Sydney, 26 February 2003

DETAILED ANALYSIS OF SHAREHOLDER PROFIT

For the year ended 31 December 2002

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit.

(All amounts are after income tax)	Year ended 31 December 2002 A$m	Year ended 31 December 2001 A$m
Australian Financial Services	334	366
UK Financial Services	211	328
Henderson Global Investors	192	208
AMP Banking	(7)	(13)
Total business unit operating margins	**730**	**889**
Discontinuing businesses	38	148
Corporate office costs	(79)	(102)
Total operating margins	**689**	**935**
Underlying investment income[1]	437	506
Interest expense on corporate debt	(230)	(242)
Distribution on AMP Reset Preferred Securities	(13)	-
Underlying contribution	**883**	**1,199**
Investment income market adjustment[2]	(388)	(532)
Profit after income tax before other items	495	667
Transformation costs[3]	(344)	(8)
Asset sales	234	86
Valuation adjustments	(1,227)	-
Goodwill amortisation	(54)	(55)
Net profit after tax attributable to shareholders of AMP Limited	**(896)**	**690**

Note:

1. *The investment income on shareholder capital attributed to the Business Units and Corporate Office is normalised in order to bring greater clarity to the results and to eliminate the distorting impact of short term market volatility on the Group's underlying performance.*
2. *The investment income market adjustment is the difference between the normalised investment income and the actual investment income.*
3. *Transformation costs include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions attributable to shareholders.*

AMP Limited

ABN 49 079 354 519

Concise Financial Report

2002

About the AMP Concise Financial Report

The financial statements and disclosures in the Concise Financial Report on pages 2 to 20 have been derived from the AMP Group's 2002 Full Financial Report. A more comprehensive understanding of the AMP Group's financial performance, financial position and financing and investing activities is provided in the Full Financial Report.

A copy of the Full Financial Report, including the Auditor's Report on the Full Financial Report, is available and will be sent to any shareholder without charge on request by phoning Australia: 1300 65 44 42, New Zealand: 0800 44 80 62, UK: 0800 783 3315. They can also be accessed via the internet at www.amplimited.com.

Contents

The discussion and analysis following each of the statement of financial performance, statement of financial position and statement of cash flows, is provided to assist readers in understanding the Concise Financial Report. The Concise Financial Report has been derived from the 2002 Full Financial Report of the AMP Group.

STATEMENT OF FINANCIAL PERFORMANCE

Discussion and analysis

For the year ended 31 December 2002

Basis of consolidated financial information
Revenues and expenses, net profit (loss) from ordinary activities before income tax, income tax, all include consolidated amounts of shareholder interests and also the non-shareholder interests of all life funds, comprising the:

- Australasian and UK policyholders funds
- "Unattributed life funds".

Revenue and expense transactions relating to the life funds are substantial. Policyholders' interests in the revenue and expense transactions for the year are attributed to them as "Movement in life insurance policy liabilities" which is deducted in arriving at the net profit or loss from ordinary activities before income tax.

Unattributed life funds relates to the with-profits business of UK life funds. These funds are not attributable to either shareholders or policyholders. The revenue and expenses generated by the with-profits business are included within net profit (loss) from ordinary activities. The unattributed interests are recognised as "Movement in unattributed life funds" which is then removed in arriving at the net profit or loss attributable to shareholders.

The net loss after tax attributable to the shareholders of AMP Limited is $896 million (2001: profit of $690 million).

Premium and related revenue
Premium revenue of $3,388 million has fallen from $4,454 million in 2001. As shown in Note 3, life insurance premiums have decreased in 2002, reflecting the reduction in volumes of mature business. General insurance premiums in 2002 relate to the remaining corporate insurance, mortgage insurance, and reinsurance operations. 2001 premium income includes six months of premium on the general insurance businesses sold on 30 June 2001.

Investment gains (losses)
Investment gains and losses comprise the net gains and losses on all investments held by the group, including all the net gains and losses of the life funds.

Losses in 2002 of $7,787 million are higher than 2001 (loss of $1,605 million) reflecting:

- Weaker global equity markets generating realised and unrealised losses on investments
- Asset writedowns in 2002 of $1,040 million in the value of AMP's businesses, reflecting the poor operating environment affecting UK life companies and the results of a strategic review across the group. *(A writedown of $121 million of goodwill to recoverable amount and $66m in operating expenses bring the total asset writedowns amount to $1,227 million.)*
- $366m proceeds (net of sale costs) from the sale of Cogent.

Claims expenses
Claims expense in 2002 fell to $6,409 million from $7,843 million in 2001. As shown in Note 4, the fall in life insurance claims reflects a decline in mature business and a reduction in bonuses. Withdrawals increased overall in 2002 reflecting market sentiment. General Insurance claims fell reflecting the divestment of that business at 30 June 2001.

Movement in life insurance policy liabilities
Movement in life insurance policy liabilities includes increases (or reductions) in benefits vested to policyholders on all types of life insurance business. For Australasia, in accordance with Accounting Standard AASB1038: 'Life Insurance Business', the movement also includes increases (or reductions) in unvested benefits in respect of participating business.

The movement for 2002 is $12,440 million (2001: $7,947 million) being a net reduction in the liability to policyholders. This is largely due to the reduced obligations to policyholders with investment linked and participating life insurance policies as a result of investment losses in the year.

Operating expenses
Operating expenses include a restructuring provision of $489 million ($344 million after tax) as part of the cost of implementing the strategic reform initiatives. This was partially offset by expense savings during the year.

Borrowing costs
Borrowing costs in 2002 of $821million (2001: $894 million) have reduced due to:

- Lower prevailing interest rates in both Australia and the UK
- A change in the borrowings mix.

Income tax (expense) credit
An income tax credit of $801 million in 2002 (2001: $397 million) arises on the loss for the year and includes the taxation impact on both shareholder interests and the non-shareholder interests of all life funds.

The income tax credit reflects the investment losses made during the year, resulting in a reduction in deferred income tax as unrealised investment gains recorded in previous years were reversed in 2002.

Other equity interests
Unattributed life funds
The movement for the year reflects:

- Investment losses on unattributed life funds
- Utilisation of the unattributed life funds to support bonus distributions to UK policyholders – refer Note 6.

AMP Reset Preferred Securities Trust
The AMP Reset Preferred Securities Trust is a controlled entity of the Group, and as such the profit of the Trust for the period is included in the consolidated net profit (loss) from ordinary activities after income tax. The profit of the Trust attributable to external unitholders ($19 million) is reflected as an outside equity interest.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the year ended 31 December 2002

	Note	2002 A$m	2001 A$m
Revenues and expenses of policyholder, shareholder and unattributed life funds			
Premium and related revenue	3	3,388	4,454
Fee and other revenue	3	1,473	1,809
Investment gains (losses)	3	(7,787)	(1,605)
Claims and related expenses	4	(6,409)	(7,843)
Movement in life insurance policy liabilities		12,440	7,947
Operating expenses	4	(4,708)	(4,455)
Borrowing costs		(821)	(894)
Profit (loss) from ordinary activities before income tax		(2,424)	(587)
Income tax (expense) credit		801	397
Net profit (loss) from ordinary activities after income tax		(1,623)	(190)
Remove net profit or loss from ordinary activities after tax not attributable to shareholders			
Movement in unattributed life funds	6	749	940
Outside equity interests - AMP Reset Preferred Securities Trust		(19)	-
- other controlled entities		(3)	(60)
Net profit (loss) after tax attributable to shareholders of AMP Limited		**(896)**	**690**
Net exchange difference on translating self-sustaining foreign operations		48	211
Total changes in equity other than those resulting from transactions with owners as owners		**(848)**	**901**

	2002 A$ cents per share	2001 A$ cents per share
Basic earnings per ordinary share	(78.8)	62.1
Diluted earnings per ordinary share	(78.8)	61.6
Proposed and paid dividends per share	46.0	51.0

STATEMENT OF FINANCIAL POSITION

Discussion and analysis

As at 31 December 2002

Basis of consolidated financial information
Assets and liabilities include consolidated amounts of shareholder interests and also the non-shareholder interests of all life funds, comprising the:

- Australasian and UK policyholders funds
- "Unattributed life funds".

The majority of the consolidated investment assets relate to the life funds, mainly backing policy liabilities. Policyholders' interests are recognised as life insurance policy liabilities and are determined in accordance with accounting and actuarial standards.

Unattributed life funds relates to the with-profits business of UK life funds. These funds are not deemed to be attributable to either shareholders or policyholders. The assets and liabilities of the with-profits business are included within net assets. After removing the unattributed life funds and the outside equity interests, the total equity attributable to shareholders of AMP Limited is $8,533 million (2001: $9,520 million).

Cash at bank and on deposit
The increase in cash at bank relates to a number of investing and funding strategies including the divestment of equities and properties and the issue of AMP Reset Preferred Securities. Details of the components of cash and related items are shown in the Statement of Cash Flows.

Investments
Equity securities of $54,431 million (2001: $71,772 million) have reduced significantly due to:

- A move from equities into debt securities and cash
- A decline in the market value of equities remaining in the portfolio.

Intangible assets
Intangible assets amounting to $945 million (2001: $866 million) consist of historic cost goodwill. Following a review of the Group's operations, structure and ongoing strategy:

- NPI Limited moved into a historical cost environment, resulting in $223 million being transferred from the excess of market value over net assets of controlled entities to goodwill
- There was a writedown of $121 million of goodwill to recoverable amount.

Amortisation of goodwill for the year was $54 million (2001: $55 million).

Excess of Market Value over Net Assets
Excess of market value over the net assets of controlled entities (EMVONA) amounting to $1,825 million (2001: $2,926 million) relates to those investments which are held by life entities in the AMP Group. The EMVONA of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities. Investments held by life entities are carried at market value and any changes in market value are included in consolidated investment gains (losses). Accounting standards do not require the excess to be amortised.

$908 million was written off EMVONA following a review of the market value of controlled entities as at 31 December 2002.

Deferred tax liabilities
The decrease in deferred tax liabilities is mainly due to the reversal of deferred tax on previous unrealised investment gains following a reduction in investment values in 2002.

Borrowings and subordinated debt
The overall level of borrowings in the Group reduced marginally to $10,329 million (2001: $10,668 million). There was a reduction in corporate borrowings during the year which was largely offset by increased operational borrowings. Subordinated debt remained substantially unchanged.

Life insurance policy liabilities
Life insurance policy liabilities are calculated in accordance with the principles of Margin on Services as prescribed by Australian Accounting Standard AASB 1038 and Actuarial Standard 1.03, a standard issued under the Australian Life Insurance Act 1995.

The movement in life insurance policy liabilities reflects the underlying performance of investment markets, particularly in the UK. The movement for 2002 being a net reduction in the liability to policyholders to $116,245 million (2001: $128,913 million). This is largely due to the reduced obligations to policyholders with investment linked and participating life insurance policies as a result of investment losses in the year.

Equity attributable to shareholders
Contributed equity of $5,001 million (2001: $4,613 million) increased by $388 million including $381million from shares issued under the Dividend Reinvestment Plan, and $51 million from shares issued under employee share and option plans, offset by $44 million share buy back.

Shareholders retained profits at the end of the year of $2,661 million ($4,084 million) fell by $1,423 million reflecting loss for the year and $527 million dividends paid and proposed.

Other equity interests
Unattributed life funds
For those UK life funds which include participating business, 90% of the assets in excess of policy and other liabilities are neither attributable to shareholders nor policyholders as discussed in Note 6 - Unattributed life funds. These assets amount to $5,494 million (2001: $6,232 million).

AMP Reset Preferred Securities Trust
The AMP Reset Preferred Securities Trust is a controlled entity of the Group, and as such the net assets of the Trust are included in the consolidated net assets. The equity and retained profits of the Trusts held by external unitholders ($1,141 million) is reflected as an outside equity interest.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2002

		2002 A$m	2001 A$m
Assets			
Cash at bank and on deposit		11,358	8,485
Receivables		5,823	6,484
Equity securities		54,431	71,772
Debt securities		64,549	61,064
Property		16,009	18,072
Other investments		1,887	1,186
Operating assets		221	277
Deferred tax assets		393	367
Other assets		530	591
Intangible assets		945	866
Excess of market value over net assets of controlled entities		1,825	2,926
Total assets		**157,971**	**172,090**
Liabilities			
Payables		4,421	4,364
Current tax liabilities		264	166
Unearned premiums		76	108
Outstanding claims		3,129	3,772
Provisions		2,321	2,572
Deferred tax liabilities		711	1,666
Borrowings		10,329	10,668
Life insurance policy liabilities		116,245	128,913
Subordinated debt		2,552	2,544
Total liabilities		**140,048**	**154,773**
Net assets		**17,923**	**17,317**
Equity attributable to shareholders			
Contributed equity		5,001	4,613
Capital reserve		510	510
Foreign currency translation reserve		361	313
Shareholders' retained profits		2,661	4,084
Total equity attributable to shareholders		**8,533**	**9,520**
Other equity			
Unattributed life funds	6	5,494	6,232
Outside equity interests - AMP Reset Preferred Securities Trust		1,141	-
- other controlled entities		2,755	1,565
Total other equity		**9,390**	**7,797**
Total equity		**17,923**	**17,317**

CONSOLIDATED STATEMENT OF CASH FLOWS
Discussion and analysis
For the year ended 31 December 2002

Basis of consolidated cash flow information
The operating and the majority of the investing cash flows presented in the AMP Group statement of cash flows include cash flows relating to shareholders and also the interests of all life funds, comprising the:
- Australasian and UK policyholders funds
- "Unattributed life funds".

Cash flows from operating activities
- Net cash outflows from operating activities of $1,650 million (2001: $944 million) reflect the decrease in interest and dividends received, especially in the life funds
- Cash receipts and cash payments were both considerably lower in 2002 reflecting the disposal of various controlled entities during 2001, including the general insurance business, and other life funds' controlled entity investments.

Cash flows from investing activities
There was a net cash inflow from investing activities reflecting investment and funding strategies adopted during the year in both shareholders' capital and life funds assets.

Cash flows from financing activities
Cash outflows from financing activities were $650 million (2001: $1,390 million outflow) principally reflecting:
- Net repayments of borrowings $274 million (2001: $1,252 million)
- Dividends paid $205 million (2001: $381 million)
- Proceeds from the issue of units in the AMP Reset Preferred Securities Trust, net of issue costs - $1,122 million
- Cash proceeds for the issue of shares were minimal due to the share buy back offsetting the majority of cash received from new issues, and the large uptake under the Dividend Reinvestment Plan (DRP) including the arrangement whereby the Plan is underwritten until the interim dividend 2003, expected to be paid October 2003.

	2002 A$m	2001 A$m
Cash comprises:		
Cash on hand	1,321	881
Cash on deposit	10,037	7,604
Deposits in	(2,500)	(2,107)
Bank overdrafts	(84)	(50)
Short-term bills and notes (included in investments)	4,295	2,987
Balance at the end of the year	**13,069**	**9,315**

AMP LIMITED CONCISE FINANCIAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2002

	2002 A$m	2001 A$m
Cash flows from operating activities		
Cash receipts in the course of operations	17,644	21,521
Interest and other items of a similar nature received	3,248	4,065
Dividends received	1,300	1,505
Cash payments in the course of operations	(23,038)	(26,587)
Borrowing costs	(766)	(807)
Income tax paid	(38)	(641)
	(1,650)	**(944)**
Cash flows from shareholder and policyholder investing activities		
Proceeds from sale of properties	2,781	3,824
Proceeds from sale of equities	28,213	18,453
Proceeds from sale of units in unit trusts	3,319	4,453
Proceeds from sale of interest-bearing securities	86,442	116,095
Proceeds from repayment of loans	3,984	4,725
Proceeds from sale of other investments	1,441	2,863
Payments to acquire properties	(784)	(2,504)
Payments to acquire equities	(22,048)	(16,915)
Payments to acquire units in unit trusts[1]	(6,601)	(6,655)
Payments to acquire interest-bearing securities	(86,128)	(110,980)
Loans granted	(4,575)	(4,886)
Payments to acquire other investments	(1,715)	(2,804)
	4,329	**5,669**
Cash flows from operating activities and shareholder and policyholder investing activities	**2,679**	**4,725**
Cash flows from corporate investing activities		
Proceeds from sale of controlled entities - Cogent (2001: sale of Australasian General Insurance business) (net of cash disposed)	261	1,021
Proceeds from sale of other controlled and associated entities (net of cash disposed)	316	250
Payments to acquire controlled entities - 2001: Towry Law (net of cash acquired)	-	(209)
Payments to acquire other controlled and associated entities (net of cash acquired)	(294)	(156)
Cash flows from (used in) corporate investing activities	**283**	**906**
Cash flows from financing activities		
Proceeds from borrowings	3,262	6,434
Proceeds from the issue of shares (net of buy back)	7	243
Proceeds from the issue of AMP Reset Preferred Securities	1,122	-
Repayment of borrowings	(3,536)	(7,686)
Dividends paid	(205)	(381)
Cash flows from (used in) financing activities	**650**	**(1,390)**
Net increase (decrease) in cash	3,612	4,241
Balance at the beginning of the year	9,315	4,732
Effect of exchange rate changes on cash balances	142	342
Balance at the end of the year	**13,069**	**9,315**

1. *Includes payments to acquire units which result in AMP holding a controlling interest in unit trusts. The majority of the underlying assets of those trusts comprise investment assets. The amounts are net of cash acquired.*

Notes to the financial statements

For the year ended 31 December 2002

1. BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039: 'Concise Financial Reports' and applicable Australian Securities and Investments Commission Orders.

The AMP Group consists of AMP Limited (AMP) and its controlled entities including life insurance funds of those controlled entities. As a result, both shareholder and policyholder interests in the life insurance funds of controlled entities are consolidated.

AMP prepares the consolidated financial statements on the basis of market value and historic cost generally accepted accounting principles. Insurance entities, which represent the material operations of the AMP Group, adopt the principles of market value accounting whereby changes in market value of assets and liabilities during the year are recognised in the statement of financial performance

Comparative information
Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

Changes in accounting policies
Accounting policies in this Financial Report are consistent with those of the previous year except where noted.

Notes to the financial statements

For the year ended 31 December 2002

2. SEGMENT INFORMATION – 2002

BUSINESS SEGMENTS	Australian Financial Services 2002 A$m	UK Financial Services 2002 A$m	Henderson Global Investors 2002 A$m	AMP Banking 2002 A$m	General Insurance 2002 A$m	Other 2002 A$m	Eliminations 2002 A$m	Total 2002 A$m
External revenue	(236)	(4,802)	822	591	443	256	-	(2,926)
Inter-segment revenue	128	42	291	1	21	-	(483)	-
Total revenue from ordinary activities[(1)(2)]	(108)	(4,760)	1,113	592	464	256	(483)	(2,926)
Profit (loss) from ordinary activities before income tax	25	(2,064)	308	(40)	(18)	(589)	(46)	(2,424)
Income tax (expense) credit	212	596	(97)	9	1	80	-	801
Net profit (loss) from ordinary activities after income tax	**237**	**(1,468)**	**211**	**(31)**	**(17)**	**(509)**	**(46)**	**(1,623)**
Other equity interests	(8)	754	-	-	-	(19)	-	727
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	**229**	**(714)**	**211**	**(31)**	**(17)**	**(528)**	**(46)**	**(896)**
Total assets	54,589	88,612	2,377	7,836	3,945	1,946	(1,334)	**157,971**
Total liabilities	48,719	75,142	645	7,771	2,929	6,629	(1,787)	**140,048**
Depreciation	27	40	3	-	-	17	-	**87**
Amortisation	-	9	7	-	-	38	-	**54**
Other non cash expenses[(3)]	(3,037)	(9,398)	1	11	11	(1)	-	**(12,413)**
Assets acquired during the year	31	23	2	4	-	11	-	**71**

GEOGRAPHIC SEGMENTS	Australasia 2002 A$m	United Kingdom 2002 A$m	Other 2002 A$m	Eliminations 2002 A$m	Total 2002 A$m
Revenue from external sales	1,130	(4,024)	(32)	-	**(2,926)**
Total assets	69,686	91,414	4,238	(7,367)	**157,971**
Assets acquired during the year	37	23	11	-	**71**

Notes:

1. *Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.*
2. *Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.*
3. *The main item included as other non-cash expenses is movement in policy liabilities which in 2002 is a reduction of liabilities of $12,440m.*

Notes to the financial statements

For the year ended 31 December 2002

2. SEGMENT INFORMATION – 2001

BUSINESS SEGMENTS	Australian Financial Services 2001 A$m	UK Financial Services 2001 A$m	Henderson Global Investors 2001 A$m	AMP Banking 2001 A$m	General Insurance 2001 A$m	Other 2001 A$m	Eliminations 2001 A$m	Total 2001 A$m
External revenue	3,554	(2,440)	842	532	1,731	439	-	**4,658**
Inter-segment revenue	191	45	266	5	12	-	(519)	**-**
Total revenue from ordinary activities(1)(2)	3,745	(2,395)	1,108	537	1,743	439	(519)	**4,658**
Profit (loss) from ordinary activities before income tax	561	(1,048)	314	(30)	173	(476)	(81)	**(587)**
Income tax (expense) credit	7	371	(91)	17	(9)	102	-	**397**
Net profit (loss) from ordinary activities after income tax	568	(677)	223	(13)	164	(374)	(81)	**(190)**
Other equity interests	(62)	942	-	-	-	-	-	**880**
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	**506**	**265**	**223**	**(13)**	**164**	**(374)**	**(81)**	**690**
Total assets	57,477	99,133	2,625	7,392	4,798	2,171	(1,506)	**172,090**
Total liabilities	52,071	86,826	670	7,384	3,865	6,731	(2,774)	**154,773**
Depreciation	12	46	3	2	1	7	-	**71**
Amortisation	-	10	7	-	-	38	-	**55**
Other non cash expenses(3)	280	(8,228)	-	12	17	-	-	**(7,919)**
Assets acquired during the year	84	145	2	4	-	10	-	**245**

GEOGRAPHIC SEGMENTS	Australasia 2001 A$m	United Kingdom 2001 A$m	Other 2001 A$m	Eliminations 2001 A$m	Total 2001 A$m
Revenue from external sales	5,651	(1,433)	440	-	**4,658**
Total assets	73,045	102,015	3,662	(6,632)	**172,090**
Assets acquired during the year	97	146	2	-	**245**

Notes:

1. *Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.*
2. *Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.*
3. *The main item included as other non-cash expenses is movement in policy liabilities which is an overall reduction of liabilities of $7,947m, mainly in UK Financial Services.*

Notes to the financial statements

For the year ended 31 December 2002

2. SEGMENT INFORMATION (continued)

Business and Geographic segment information

Australian Financial Services (AFS) - Australian Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.

UK Financial Services (UKFS) - UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.

Henderson Global Investors (HGI) - Henderson Global Investors provide investment management services including private capital and property portfolios and socially responsible investments.

AMP Banking - AMP Banking provides mortgage and savings products and credit card services in Australia, New Zealand and the UK and property finance services in Australia and New Zealand. The credit card portfolio was sold on 23 December 2002 and a structured sale process is currently underway for AMP Banking's property finance business in Australia and New Zealand and the UK and New Zealand mortgage businesses.

General Insurance - comprises corporate insurance operations, mortgage insurance operations and reinsurance operations. In 2001 the amount includes the general insurance business which was sold in July 2001.

Other - includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments, as well as non core businesses previously reported as part of AMP International, but which are no longer reportable segments. In 2002, other includes proceeds from the sale of Cogent of $366m (net of sale costs).

Notes to the financial statements

For the year ended 31 December 2002

3. REVENUES FROM ORDINARY ACTIVITIES

	2002 A$m	2001 A$m
(a) Premium and related revenue		
Life insurance premium and related revenue received and receivable	16,260	16,694
Less: deposits recognised as an increase in life insurance policy liabilities	(13,379)	(13,649)
Life insurance premium and related revenue - recognised as revenue	2,881	3,045
General insurance premium and related revenue received and receivable[1]	507	1,409
Total premium and related revenue[1]	**3,388**	**4,454**
(b) Fee and other revenue		
Banking business fees	40	20
Investment management fees	740	720
Service fees	151	420
Financial advisory fees	44	39
Other revenue[2]	498	610
Total fee and other revenue	**1,473**	**1,809**
(c) Investment gains (losses)		
Interest		
- Wholly owned group - controlled entities	-	-
- Other related parties - associated entities	17	29
- Other entities	3,785	4,026
Dividends and distributions		
- Wholly owned group - controlled entities	-	-
- Other related parties - associated entities	186	158
- Other entities	1,859	1,889
Net rents	903	895
Net realised and unrealised gains (losses)[3]	(14,952)	(8,773)
Other investment income	415	171
Total investment gains (losses)	**(7,787)**	**(1,605)**

Note:

1. *In 2001, an amount of $299m has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).*
2. *Other revenue includes the operating revenue of investment controlled entities providing various non financial services such as mining, farming and retailing.*
3. *Net realised and unrealised gains (losses) includes:*
   2002: (i) $1,040m writedown of the carrying value of investments to market value (total $1,227m including $121m writedown of goodwill to recoverable amount and $66m of operating expenses); and
   (ii) $366m proceeds (net of sale costs) from the sale of Cogent. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is $204m.
   2001: (i) $1,362m proceeds (net of sale costs) from the sale of the General Insurance business. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is Nil.

Notes to the financial statements

For the year ended 31 December 2002

4. EXPENSES FROM ORDINARY ACTIVITIES

	2002 A$m	2001 A$m
(a) Claims expense		
Life insurance claims paid and payable	(20,259)	(18,539)
Less: withdrawals recognised as a reduction in life insurance policy liabilities[1]	14,296	12,118
Life insurance claims recognised as expense[1]	(5,963)	(6,421)
General insurance claims and related expenses paid and payable[2]	(446)	(1,422)
Total claims and related expenses	**(6,409)**	**(7,843)**
(b) Operating expenses		
Advertising and marketing	(99)	(120)
Amortisation of goodwill	(54)	(55)
Writedown of goodwill	(121)	-
Bad and doubtful debts expense	(27)	(32)
Fee expense on banking business	(35)	(39)
Information technology and communication	(424)	(448)
External investment management fees	(139)	(137)
Occupancy and property maintenance[3]	(418)	(194)
Professional fees[3]	(242)	(176)
Staff and related expenses[3]	(2,238)	(2,192)
Travel and entertainment	(107)	(122)
Other operating expenses[3][4]	(804)	(940)
Total operating expenses	**(4,708)**	**(4,455)**
(c) Specific expenses included within the above categories:		
Rental - operating leases	(18)	(47)
Superannuation contributions to defined benefits funds	(4)	2
Net foreign currency (losses) gains	23	(1)
Depreciation expense	(87)	(71)

Notes:

1. *In 2001, an amount of $1,698m has been reclassified and is now treated as withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).*
2. *In 2001, an amount of $299m has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).*
3. *Operating expenses in 2002 includes $489m of restructuring costs before tax ($344m after tax). The major areas of restructuring include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.*
4. *Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining, farming and retailing.*

Notes to the financial statements

For the year ended 31 December 2002

5. DIVIDENDS PAID AND PROPOSED

	2002 A$m	2001 A$m
Dividends paid	295	280
Dividends proposed	232	293
Total dividends paid and proposed	**527**	**573**

In 2002 a partly franked (to 15%) dividend of 26 cents per ordinary share was paid on 29 October 2002. A dividend of 20 cents per ordinary share, franked to 15%, is proposed to be paid on 28 April 2003.

In 2001 a partly franked (to 15%) dividend of 25 cents per ordinary share was paid on 25 October 2001. A dividend of 26 cents per ordinary share, franked to 15%, was paid on 23 April 2002.

6. UNATTRIBUTED LIFE FUNDS

For those UK life insurance funds which include participating business, only 10% of the assets in excess of the policy and other liabilities calculated under MoS, ie $610m (2001: $692m) can, in the context of the UK regulatory environment, be definitively attributed to shareholders. The remaining 90%, ie $5,494m (2001: $6,232m) is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to in these financial statements as unattributed life funds.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level supported by actual experience, because of the need to support bonuses in a way that is consistent with the reasonable expectations of policyholders. The balance of the cost of bonus distributions has been met from the unattributed life funds. The need to support bonus levels is expected to continue in the medium term, consistent with accepted UK industry practice. In the absence of a significant recovery in equity markets, it is now likely that a significant proportion of the unattributed life funds will be utilised in this way.

The following table shows the movements in unattributed life funds for the period.

The impact of exchange rate movements is accounted for through the foreign currency translation reserve, and not through the statement of financial performance.

	Consolidated 2002 A$m	Consolidated 2001 A$m
(a) Unattributed life funds		
Balance at the beginning of the year	6,232	6,802
Movement in accumulated unattributed life funds for the period	(749)	(940)
Effect of exchange rate changes on translation	11	370
Balance at the end of the year	**5,494**	**6,232**
(b) Movement in unattributed life funds for the period		
Profit of the participating business UK life funds	812	1,541
Less: amount attributed to shareholders	(76)	(166)
	736	1,375
Less: bonuses credited to participating policyholders	(944)	(1,842)
Bonus subsidy from accumulated unattributed life funds	(208)	(467)
Investment losses on accumulated unattributed life funds	(541)	(473)
Movement in unattributed life funds for the period	**(749)**	**(940)**

Notes to the financial statements

For the year ended 31 December 2002

7. REMUNERATION OF DIRECTORS AND EXECUTIVES

(a) Directors

Fees paid to members of the Board are based on advice from the Group's remuneration specialists and external remuneration advisers appointed by the Board Nomination Committee. This advice takes into consideration the level of fees paid to Board members of other Australian corporations, the size, geographic locations and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Directors are paid a base fee in relation to service on the AMP Limited Board and for membership of one or more of its standing committees. Additional fees are paid to the Chair of each of the Board Audit & Compliance, Finance, Governance and Remuneration Committees. Mr Wallis' fees as Chairman of the Board are inclusive of his role as Chairman of the Board Nomination Committee. Individual Directors are paid fees for additional duties associated with membership of Due Diligence Committees of major projects (or other special purpose committees) on a *per diem* basis.

The Board Governance Committee has oversight of the fees paid to non-executive Directors of subsidiary companies of the AMP Group. For fees paid to Directors in the UK, the Committee receives advice on the appropriate level of Directors' fees for that market.

As the focus of the Board is on the long-term direction and well-being of the Group, there is no direct link between Directors' remuneration and the short-term results of the Group. However, its long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval. The current aggregate fee pool of A$2,500,000 was approved by shareholders in 1999.

Board fees are not paid to Mr Mohl or Mr Yates since the responsibilities of Board membership are considered in determining remuneration provided as part of their normal employment conditions. Details of remuneration for Mr Mohl and Mr Yates are given later in this note.

Apart from the executive Directors, Mr Mohl and Mr Yates, no current Directors of AMP Limited have been granted options or performance rights. Details of the remuneration of Mr Mohl and Mr Yates are discussed in subsequent pages regarding executive remuneration.

Each of the current non-executive Directors (except Mr Willcox) has a Retirement Allowance Agreement which provides cash benefits in the event of death or retirement from the Board. The retirement allowance is based on a sliding scale that provides a maximum benefit, after fifteen years service, of five times the average fees over the three years preceding retirement or death. The Directors have determined that the current Retirement Allowance Agreements may no longer be an appropriate form of remuneration. Consideration is being given to a new long-term equity program for Directors involving fee sacrifice to replace the current system of cash-based retirement allowances for non-executive Directors. Existing obligations to Directors will be met.

Notes to the financial statements

For the year ended 31 December 2002

7. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Non-executive Directors at 31 December 2002[10]	Fees for AMP Board and Committees A$	Fees for other Group Boards and Committees A$	Additional Board duties[2] A$	Super-annuation contribution A$	Other payments[3] A$	Total A$
S D M Wallis	350,000	-	-	30,566	53,275	433,841
P J Willcox[1]	34,203	-	-	3,503	4,725	42,431
Sir Malcolm Bates	107,500	249,515[4]	7,500	-	5,825	370,340
P A Cross	100,000	25,893[5]	4,500	11,714	5,825	147,932
R J Grellman	112,000	40,000[6]	55,000	18,196	5,825	231,021
Lord Killearn	107,500	138,619[7]	6,000	-	5,825	257,944
P K Mazoudier	107,500	40,000[8]	10,500	14,130	5,825	177,955
I A Renard	100,000	25,000[9]	4,500	11,688	5,825	147,013

Notes:

1. *Mr P J Willcox was appointed as a non-executive Director of AMP Limited on 9 September 2002.*
2. *Includes fees paid for additional duties as a member of Due Diligence Committees relating to capital raising, acquisitions or divestments.*
3. *Relates to allowances in respect of living away from home costs (S D M Wallis only) and incidental expenses related to the business of the company.*
4. *Fees of £90,000 were paid to Sir Malcolm Bates as Chairman of AMP's UK Financial Services subsidiaries (A$249,515 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).*
5. *Fees were paid to P A Cross as a Director of AMP Bank Limited.*
6. *Fees were paid to R J Grellman as a Director of AMP Life Limited and Chairman of its Audit and Compliance Committee.*
7. *Fees of £50,000 were paid to Lord Killearn as Chairman of Henderson Global Investors (Holdings) plc (A$138,619 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).*
8. *Fees were paid to P K Mazoudier as a Director of AMP Life Limited and a member of its Audit and Compliance Committee.*
9. *Fees were paid to I A Renard as a Director of AMP Bank Limited.*
10. *The accrued retirement benefit entitlements as at 31 December 2002 according to each Director's Retirement Allowance Agreement were: S D M Wallis – A$1,590,972; Sir Malcolm Bates – A$1,118,295; P A Cross – A$153,236; R J Grellman – A$245,204; Lord Killearn – A$363,017; P K Mazoudier – A$207,655 and I A Renard – A$268,921. The entitlements are payable at retirement or on death and are inclusive of any accumulated superannuation guarantee contribution balances. (Notional accruals have been included for Directors with less than 3 years service. Upon the resignation of P A Cross on 26 February 2003, her entitlement will lapse.) Mr Willcox has not entered into a Retirement Allowance Agreement.*

Notes to the financial statements

For the year ended 31 December 2002

7. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

(b) Executives

Remuneration for senior executives is determined in accordance with remuneration guidelines established by the Board. Through the Board Remuneration Committee, the Board oversees the remuneration process. The Board approves remuneration for the Chief Executive Officer. All members of the Board Remuneration Committee are non-executive Directors who are not eligible to participate in any of the compensation programs that the Committee oversees.

Total remuneration package

The overall remuneration mix for each executive is based on a range of factors including the role held within AMP, how critical that area of the business is and local market conditions. This translates into a different remuneration mix for different roles within different areas of AMP. Higher-level roles generally attract higher variable pay.

AMP's total remuneration package for executives (including the Chief Executive Officer) consists of the following components:

i) Base salary – fixed pay package
ii) Short-term incentive – variable pay
iii) Long-term incentive – variable pay
iv) Non-cash benefits.

Base salary

Base salary is targeted at the median of the market rate for a given position. AMP utilises a range of 80% to 120% of this amount to reflect its assessment of an individual's performance capabilities. It is reviewed each year, but there are no guaranteed increases.

Short-term incentive

Short-term incentive is provided to executives by the Executive Short Term Incentive Programme (ESP) and allows eligible participants the opportunity to earn an annual cash incentive payment, part of which may be taken or, in the case of a small number of executives, is required to be taken, as restricted shares. The ESP provides a competitive opportunity that aims to deliver total annual payment for top performers at the 75th percentile of the market rate for a given position. Eligibility, and the size of the incentive, is based on a combination of quantitative and qualitative performance measures in respect of:

i) AMP's overall business performance;
ii) Business Unit performance (where relevant); and
iii) The individual's performance.

For certain senior executives, a mandatory 30% of ESP incentive payments will be made in restricted shares. This supports AMP's commitment to having executive focus tied closely to shareholder interests. Other participating executives may elect to receive 25% of their ESP payment in the form of restricted shares.

Restricted shares are acquired using pre-tax dollars and are generally held in the Executive Share Ownership Plan for three years. If the executive is still employed at AMP three years after the shares are acquired, AMP will match the shares on a one-for-one basis.

Long-term incentive

The new long-term incentive program consists of performance rights granted under the International Employee Share Ownership Plan (IESOP), an outline of which is set out in Note 31 of the Full Financial Report.

Additionally, certain executives have received options granted to them prior to the Board Remuneration Committee's decision to award future long term incentives in the form of performance rights. They remain subject to the original terms of grant, including performance and tenure hurdles and exercise price.

Non-cash benefits

These include superannuation contributions and other non cash benefits, such as parental leave, in line with local country legislation and market practice.

In addition, executives may be entitled to participate in the Employee Share Acquisition Plan (ESAP) in Australia and New Zealand, or in the All Employee Share Ownership Plan (AESOP) in the UK, as detailed in Note 31 of the Full Financial Report.

Notes to the financial statements

For the year ended 31 December 2002

7. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Executive[6][8]	Base Salary A$'000	Short term Incentive[1] A$'000	Super-annuation contrib-utions A$'000	Payments at cessation [2] A$'000	Other pay-ments[3] A$'000	Total A$'000	Performance Rights allocated[4] Number
A. Mohl, Chief Executive Officer (from 7 October 2002; previously Managing Director, AFS)	954	1,024[5]	117	-	-	2,095	292,278[5]
R. Yates, Managing Director, Henderson Global Investors[7]	1,525	1,109	610	-	-	3,244	105,060
T. Fraser, formerly Managing Director, UKFS[7]	889	-	526	4,684	-	6,099	-
T. Wade, formerly Managing Director, AMP International[7]	570	-	60	1,962	685	3,277	-
W. Foster, formerly Chief Information Officer[7]	455	-	48	1,735	592	2,830	-
A. Jones, formerly General Manager, Corporate Human Resources	441	-	228	1,583	-	2,252	-
G. Traill, formerly General Counsel	122	-	13	2,057	-	2,192	-

Notes:

1. *Short-term incentive payments are based on individual and business performance for 2002 and are paid in 2003. These executives will take 30% of their actual short term incentive payment in the form of AMP shares under the Restricted Plan. The price at which the shares are acquired by the executives is based on the average market price of the shares at the time they are acquired. The shares are generally subject to restrictions on transfer for three years from the date of allocation. Subject to the terms of the Restricted Plan, each participating executive will also receive for no additional payment one share for every share that is held in the plan if the executive remains employed within the AMP Group until the third anniversary of the date of acquisition of shares under the plan (matching shares).*

   The indicative fair value of the matching shares (based on the market price of the shares acquired through application of the actual short term incentive payment) is A$307,200 for Mr Mohl and A$332,686 for Mr Yates.

2. *Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice.*

3. *Other payments include expatriate allowances and non-cash benefits (travel, rent etc).*

4. *The indicative fair values at allocation date of performance rights allocated in 2002 are calculated allowing for loss of dividend rights during the three year performance period, and a probability discount to reflect the applicable performance criteria. On this basis, the value of each of the performance rights allocated at 31 August 2002 (92,278 to Mr Mohl in respect of his role as Managing Director, AFS, and 105,060 to Mr Yates as Managing Director, Henderson Global Investors) is $7.14, and the value of each of the other 200,000 performance rights allocated to Mr Mohl as at 7 October, 2002 is $5.86. This amounts to a total value of $1,830,865 for Mr Mohl and $750,128 for Mr Yates.*

5. *Of the performance rights granted to Mr Mohl, 200,000 are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting). The shares taken in respect of A$160,200 of the actual short term incentive payment under the Restricted Plan by Mr Mohl, are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).*

Notes to the financial statements

For the year ended 31 December 2002

7. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

6. *Mr Batchelor was the Managing Director and Chief Executive Officer until 23 September 2002. He ceased to be a Director on that date. Mr Batchelor received the following remuneration during 2002:*
   (a) Salary of A$1,138,331;
   (b) Statutory entitlements of A$193,772;
   (c) Superannuation contributions of A$119,525; and
   (d) Non-cash benefits with a value of A$66,871.

   As at the date of this report, any further entitlements in connection with Mr Batchelor's cessation of employment are yet to be determined. The Company has committed to announcing details of any such entitlements to the ASX as soon as they are determined.

7. *Australian dollar equivalents for that part of remuneration paid to executives in pounds sterling in 2002 are based on the average exchange rate for 2002: £1 = A$2.772 and those paid in 2001 are based on the average exchange rate for 2001: £1= A$2.777.*

8. *The table details the emoluments of each executive Director and each of the 5 officers of the company (excluding executive Directors) receiving the highest emoluments during 2002. At the date of this report, the 5 highest paid officers of the company, determined by base salary, are M de Cure, General Manager, Strategy – A$700,000; C Dunn, Managing Director, AMP Financial Services - A$675,000; J Drabble, Managing Director, UK Contemporary Financial Services – A$550,000; I Laughlin, Managing Director, UK Life Services – A$550,000; P Leaming, Chief Financial Officer – A$650,000. Each of the executives is also entitled to short term incentives, superannuation contributions and long term incentives (in the form of performance rights) and other compensation related to, for example, expatriate and relocation allowances and non-cash benefits.*

8. EVENTS OCCURRING AFTER REPORTING DATE

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

DIRECTORS' DECLARATION

For the year ended 31 December 2002

In accordance with a resolution of the Directors of AMP Limited, we state that in the opinion of the Directors:

(a) The Concise Financial Report of the consolidated entity set out on pages 2 to 19 for the year ended 31 December 2002 is in accordance with Accounting Standard AASB1039: 'Concise Financial Reports'; and

(b) The financial statements and specific disclosures included in this Concise Financial Report have been derived from the Full Financial Report for the year ended 31 December 2002.

On behalf of the Board

STAN WALLIS
CHAIRMAN

PETER WILLCOX
CHAIRMAN-ELECT

ANDREW MOHL
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Sydney, 26 February 2003

INDEPENDENT AUDIT REPORT

For the year ended 31 December 2002

To the members of AMP Limited

Scope
We have audited the Concise Financial Report of AMP Limited for the financial year ended 31 December 2002, as set out on pages 2 to 20, in order to express an opinion on it to the members of the Company. The Company's Directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of AMP Limited for the year ended 31 December 2002. Our audit report on the Full Financial Report was signed on 26 February 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039: 'Concise Financial Reports' applicable in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the Concise Financial Report of AMP Limited complies with Accounting Standard AASB 1039: 'Concise Financial Reports'.

Ernst & Young

Brian J Long
Partner

Sydney, 26 February 2003

AMP Limited

ABN 49 079 354 519

Directors' Report

2002

DIRECTORS' REPORT

For the year ended 31 December 2002

Your Directors present their report on the consolidated entity consisting of AMP Limited (the Company) and the entities it controlled at the end of or during the year ended 31 December 2002 (AMP Group).

Directors' details

Details of Directors of the company in office at the time of signing this report, and each Director's qualifications, experience and special responsibilities are as follows:

Stan Wallis, AC - Age 63.
Chairman
BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS

Member of the Board since 1990. Appointed Chairman in 2000. Chairman of the Board's Nomination Committee and member of its Governance and Remuneration Committees. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience
40-plus years' industrial and financial services experience. Former Managing Director (18 years) and Chairman (four years) of Amcor Limited. Previous Chairman of retailer Coles Myer Limited. Past President of the Business Council of Australia and former Chairman of the 1996/1997 Committee of Inquiry into the Australian Financial System.

Other directorships
Director of Australian Foundation Investment Company Limited.

Peter Willcox - Age 57.
Chairman-elect
BA (Hons), MA (Physics) Cambridge

Joined the Board in September 2002. Appointed Deputy Chairman in December 2002 and will succeed Mr Wallis as Chairman on 26 February 2003, following the signing of this report. Member of the Board's Governance, Nomination and Remuneration Committees.

Experience
20-plus years' senior executive experience in the petroleum industry in Australia and internationally. Former Chief Executive Officer BHP Petroleum. Previously Director of a number of international, public companies including financial services experience with Lend Lease Corporation, MLC Limited and Schroders Australia Holdings Limited.

Other directorships
Chairman of Mayne Group Limited.

Andrew Mohl - Age 47.
Managing Director and Chief Executive Officer
BEc (Hons)

Appointed Managing Director and CEO in October 2002. Member of the Board's Finance and Governance Committees. Director of AMP's key operating subsidiaries.

Experience
20-plus years' financial services experience, including more than six years at AMP. Most recently was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice-based distribution and the development of AMP's multi-channel distribution platform.

Former ANZ Senior and Chief Economist (1986-1990) and Managing Director ANZ Funds Management (1993-1996). Past Deputy Head of Research at the Reserve Bank of Australia.

DIRECTORS' REPORT
For the year ended 31 December 2002

Sir Malcolm Bates - Age 68.
Hon DLitt, MSc, FCIS, FRAeS, CCMI

Resident of the UK.

Appointed to the Board in 1998. Chairman of the Board's Remuneration Committee and member of its Governance and Nomination Committees. Joined the Board of AMP (UK) plc in 1996 and appointed Chairman of AMP's key UK Financial Services operating subsidiaries that year.

Experience
30-year career as a senior executive and director of major international manufacturing and distribution organisations, preceded by five years in merchant banking. Former Deputy Managing Director of GEC plc, Great Britain's leading manufacturer of electrical and electronic equipment, from 1985 to 1997. Held Senior Commercial Director role from 1976 to 1985.

Other directorships
Chairman of Premier Farnell plc and London Transport.

Patricia Cross - Age 43.
BSc (Hons), FAICD, FAIM, FFTA

Appointed to the Board in 2000. Member of the Board's Finance and Remuneration Committees. Director of AMP Bank Limited. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience
20 years' international banking and finance experience. Held managerial and senior executive positions with several international financial institutions including Chase Manhattan Corporation, Banque Nationale de Paris and National Australia Bank in the United States, Europe and Australia.

Other directorships
Director of Wesfarmers Limited and ex officio Director Deloitte Touche Tohmatsu. Chair of Qantas Superannuation Limited.

Richard Grellman - Age 52.
FCA

Appointed to the Board in 2000. Chairman of the Board's Audit and Compliance Committee and member of its Nomination Committee. Director of AMP Life Limited.

Experience
32 years in the accounting profession. KPMG Financial Services partner from 1982 to 2000. Member of KMPG's National Board from 1995 to 1997 and National Executive from 1997 to 2000. Independent Financial Expert for AMP's demutualisation and Investigating Accountant for AMP's prospectus and listing.

Other directorships
Chairman of the Board and Council of the NSW Motor Accidents Authority. Chairman of Cryosite Limited.

DIRECTORS' REPORT

For the year ended 31 December 2002

Lord Killearn - Age 61.

Resident of the UK.

Appointed to the Board in 1999. Chairman of the Board's Finance Committee and member of its Remuneration Committee. Chairman of Henderson Global Investors (Holdings) plc.

Experience
29 years' international financial services experience. Retired in 2002 as Managing Director, Corporate Finance from Cazenove, a leading investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and was primarily responsible for the Asia Pacific business.

Other directorships
Director of Albion Investment Company (Alderney) Limited, Maxis Communications Berhad and Shanghai Real Estate Limited.

Paul Mazoudier - Age 61.
BA, LLB (Hons), FAICD

Appointed to the Board in 2000. Chairman of the Board's Governance Committee and member of its Audit and Compliance Committee. Director of AMP Life Limited.

Experience
35-year legal career. Commercial partner of Minter Ellison, Lawyers, from 1970 to 1974 and 1980 to 2000, specialising in negotiation, international and local joint ventures, mergers, acquisitions, foreign investment law, superannuation and demutualisations. Former NSW Chairman and member of Minter Ellison's National Executive Committee.

Other directorships
Chairman of Sims Group Limited, Bishop Technology Group Limited, Ambition Group Limited and Atlas Copco Australia Pty Limited. Director of HPAL Limited.

Ian Renard - Age 56.
BA, LLM, FAICD

Appointed to the Board in 1998. Member of the Board's Audit and Compliance, Finance and Governance Committees. Director of AMP Bank Limited.

Experience
29 years in the legal profession. Former Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership, has been continuing in a consultant role with Allens Arthur Robinson.

Other directorships
Director of CSL Limited, Newcrest Mining Limited and Hurstmead Pastoral Company Pty Limited.

DIRECTORS' REPORT

For the year ended 31 December 2002

Roger Yates - Age 45.
Managing Director, Henderson Global Investors
BA (Hons)

Appointed to the Board in December 2002 as Executive Director. Director of Henderson Global Investors (Holdings) plc and a number of its subsidiaries.

Experience
21 years' experience in the funds management industry as an investment professional and business manager. Henderson Global Investors Managing Director since 1999. Led the integration of Henderson and AMP Asset Management and has managed the rise of Henderson Global Investors to an international asset manager.

Prior to Henderson, was Chief Investment Officer of Invesco Global and has held senior roles for fund management companies, LGT and Morgan Grenfell.

Directors' meetings

Details of attendance by Directors of AMP Limited at Board and Board Committee meetings held during the year ended 31 December 2002 are as follows:

Board Meetings

Directors at 31 December 2002(1)	Full Agenda		Special Purpose	
	A	B	A	B
Stan Wallis	7	7	5	5
Peter Willcox(3)	2	2	5	5
Andrew Mohl(4)	1	1	3	3
Sir Malcolm Bates	7	7	5	5
Patricia Cross	7	7	5	5
Richard Grellman	7	7	5	5
Lord Killearn	7	7	5	4
Paul Mazoudier	7	7	5	5
Ian Renard	7	7	5	5
Roger Yates(5)	-	-	-	-

DIRECTORS' REPORT

For the year ended 31 December 2002

Committee Meetings

Directors at 31 December 2002[1]	Board Audit and Compliance Committee		Board Finance Committee		Board Governance Committee		Board Nomination Committee		Board Remuneration Committee		Ad hoc Committees[2]	
	A	B	A	B	A	B	A	B	A	B	A	B
Stan Wallis	-	-	-	-	5	5	5	5	9	9	5	5
Peter Willcox[3]	-	-	-	-	-	-	-	-	-	-	-	-
Andrew Mohl[4]	-	-	1	1	1	1	-	-	-	-	-	-
Sir Malcolm Bates	-	-	-	-	5	5	5	5	9	9	-	-
Patricia Cross	-	-	12	12	-	-	-	-	9	9	-	-
Richard Grellman	10	10	-	-	-	-	5	5	-	-	-	-
Lord Killearn	-	-	12	12	-	-	-	-	9	9	-	-
Paul Mazoudier	10	10	-	-	5	5	-	-	-	-	-	-
Ian Renard	10	10	12	12	5	5	-	-	-	-	2	2
Roger Yates[5]	-	-	-	-	-	-	-	-	-	-	-	-

Notes:
Column A - Indicates number of meetings held while the Director was a member of the Board/Committee.
Column B - Indicates number of those meetings attended.

1. *Mr P J Batchelor who ceased to be a Director on 23 September 2002 attended meetings during 2002 as follows: 5 of 5 Full Agenda and 2 of 2 Special Purpose Board meetings, 10 of 10 Board Finance Committee meetings, 4 of 4 Board Governance Committee meetings, 5 of 5 Board Nomination Committee meetings and 5 of 5 Other Committee meetings.*
2. *Ad hoc committees of the Board were constituted during the year in relation to the financial results and the divestment of Cogent.*
3. *Mr Willcox was appointed to the Board on 9 September 2002.*
4. *Mr Mohl was appointed to the Board on 7 October 2002.*
5. *Mr Yates was appointed to the Board on 4 December 2002.*

Principal activities

AMP is a leading international financial services organisation focused on wealth management. Its principal activities include retirement savings and incomes, funds management, life insurance and general insurance distribution, financial planning and banking services. AMP operates in more than 20 countries around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. Except as described in this report there have been no significant changes in the nature of those activities during the year.

Review of operations and results

The result for 2002 was a net loss after tax attributable to shareholders of $896 million compared to a profit after tax of $690 million for 2001. A detailed analysis of shareholder profit is shown following this report. The most significant factor impacting this result - the writedown of A$1,227m in the value of AMP's businesses during the period to market value or recoverable amount, reflects the poor operating environment affecting UK and European life companies and the results of a strategic review across the Group. As a result, $1,028 million was written off from the excess of market value over net assets of controlled entities and historic cost goodwill, with the balance being reflected in a reduction in tangible assets.

The results for the year were impacted by investment markets, lower new business in the Australian and UK life insurance business and lower margins. This was partly offset against expense savings in the period. Assets under management were $256 billion at 31 December 2002, a fall of $36 billion from prior year reflecting the adverse market conditions and reduced cash flows from poor investor sentiment in this difficult market environment.

Investment income has been adversely affected by depressed global investment markets. A 24.5% fall in 2002 in the UK FTSE 100 (nearly a 43% fall since December 1999) and a 11.5% fall in 2002 in the Australian All Ordinaries have contributed to a decline in the investment income of the Group, with total investment

losses (before tax) attributable to shareholders, policyholders and unattributed life funds of $7.8 billion for the year ended 31 December 2002 from losses of $1.6 billion in 2001.

Following the appointment of the new CEO and Senior Management Team, a strategic review of AMP's operations was undertaken, resulting in a focus on core businesses and a wind-down or closure of non-core activities. Restructuring provisions of $344 million (after tax) have been recognised as part of the cost of implementing the strategic reform initiatives announced by the CEO. In addition, total staff numbers have fallen from 14,868 at 31 December 2001 to 11,403 at 31 December 2002.

Other significant restructuring activities included the sale of non core businesses:

- Cogent, the Group's investment administration business, resulting in a profit after tax of $204 million
- the Bank's credit card business to American Express, resulting in a profit after tax of $24 million
- Henderson's UK private client business, resulting in a profit after tax of $28m.

During the year a controlled entity of the Company issued 11,500,000 AMP Reset Preferred Securities ("RPS") at $100 each. Proceeds from the issue of RPS were used to reduce short term debt, and provide the AMP Group with a more efficient and stronger capital structure. Full details of the RPS are included in Note 21 Outside Equity Interests of the Financial Report.

Capital and reserves of the Group have decreased to $8,765 million from $9,520 milion at 31 December 2001 as a result of the net operating loss and dividends paid, offset by an increase in contributed equity, mainly from the Dividend Reinvestment Plan.

Since 31 December 2002, global investment markets, particularly the UK FTSE 100, have weakened. If global markets weaken further, or remain at current levels, the Group's profitability will be adversely affected.

Political donations

AMP believes it is appropriate to make contributions to support the democratic process. Contributions to political parties are determined on a basis which recognises the relative representation of major political parties in Parliaments throughout Australia and New Zealand.

Contributions to major political parties made during 2002 were:

Federal Liberal Party of Australia	$50,000
Federal Australian Labor Party	$50,000
National Party of Australia	$25,000
Labour Party of New Zealand	NZ $10,000
National Party of New Zealand	NZ $10,000

Smaller contributions were also made during 2002 to Australian State political parties.

Significant changes in the state of affairs

In October 2002, the Group changed its strategic direction to concentrate on growing AMP's leading position in the Australian wealth management market, reducing AMP's capital commitment in the UK and building a global asset management business in partnership with AMP's wealth management businesses. This review resulted in a writedown of the value of AMP's businesses by $1,227m as referred to above.

AMP's divestment of the Cogent business by way of a sale to BNP Paribas had no significant effect on the company's accounts other than the profit referred to above. Other divestments which also had only a minimal impact on the accounts were Henderson's private client business in the UK and the Bank's credit card business, which was sold to American Express.

The appointment of Andrew Mohl and the strategic review of AMP's businesses resulted in a number of senior executives departing the Group, and the appointment of a new Senior Management Team.

The Chairman-elect announced a restructure of the AMP Limited Board on 25 February 2003.

Likely developments

Details of likely developments in AMP's businesses are set out elsewhere in this report. In the opinion of the Directors, disclosure of further information about likely developments in AMP's businesses are commercially sensitive and would be likely to be detrimental and result in unreasonable prejudice to the company.

The environment

In the normal course of its business operations AMP is subject to a range of environmental regulations, of which there have been no material breaches during the year.

In 2002, AMP committed to its global environment policy, which was approved by the AMP Limited Board and overseen by the Board Governance Committee.

The policy covers both operational and investment-related environmental impacts and is available on www.ampgroup.com under 'About AMP'.

Operational impact

The implementation of the policy at an operational level is supported through employee education. AMP is investigating environmental measurement systems, focusing initially on its Australian premises.

Investment management – Henderson Global Investors

Equities

As an active investor, Henderson believes that engagement with companies on environmental issues is an effective way to influence management practices to the benefit of its clients and the natural environment. Henderson's equity investments are guided by its UK and Australian/New Zealand corporate governance policies, which include environmental considerations.

Property

AMP Henderson has continued to implement initiatives across the Australian property investment management business under its environmental management plan.

Its 2002 initiatives included water conservation, 'green power', environmental benchmarking, evaluation of a building rating system and energy conservation.

The focus for 2003 is to improve benchmarking and to implement at as many managed properties as possible the initiatives that were trialed during 2002.

Stanbroke Pastoral Company

Stanbroke remains committed to using scientifically-based land management strategies that will maintain soil, water and biodiversity value.

The 2000 land clearing moratorium on the development of previously uncleared vegetation on its properties is still in effect.

Environmental planning for all properties commenced in May 2002, with additional work underway to assess the company's greenhouse gas emissions. The results of these studies, which are anticipated to be complete during 2003, will guide Stanbroke's future land management plans.

Private Capital

Reflecting the high risk/return nature of private capital investment, environmental assessment is undertaken on a case by case basis rather than according to a documented process. It is predominantly carried out as part of due diligence, with differing levels of emphasis depending on whether the investment is considered to have a high, medium or low environmental impact.

DIRECTORS' REPORT

For the year ended 31 December 2002

Events occurring after the reporting date

As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' and other officers' remuneration

Details of the emoluments paid to the Directors and the five highest paid executive officers of the group and options granted are disclosed in Note 32 of the Financial Report.

The five highest paid executive officers of the Group during 2002 were executives who left the company during that year. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice. Those payments are disclosed in Note 32 of the Financial Report. The base salaries of the five highest paid current executive officers are also disclosed.

The amount to be paid to Mr Batchelor has not been finalised at the date of this report.

Options

Disclosure of information relating to the granting and exercise of options over unissued ordinary shares are shown in Note 31 of the Financial Report.

Following a review of AMP's long term incentive policies, AMP announced on 4 October 2002 that share options would not be granted as part of the remuneration of its executives and senior employees, and that a new long term incentive programme based around performance rights would be introduced.

Directors' interests

At 26 February 2003, the Directors hold the following beneficial interests in: AMP Limited Shares, Options over AMP Limited Shares, and Debentures and Registered Schemes made available by AMP Limited or its related entities.

	Shares	Options	Income Securities
S D M Wallis	26,000	-	-
P Willcox	12,000	-	500
A M Mohl	187,043	365,000	-
Sir Malcolm Bates	5,000	-	-
P A Cross	10,000	-	-
R J Grellman	7,500	-	-
Lord Killearn	13,840	-	-
P K Mazoudier	2,600	-	-
I A Renard	5,085	-	50
R P Yates	100,311	550,000	-

DIRECTORS' REPORT

For the year ended 31 December 2002

Indemnification and insurance of Directors and officers

Under its Constitution, the company has, to the extent permitted by law, agreed to indemnify all officers of AMP (including the Directors) for any liability, whether civil or criminal, (including the costs and expenses of defending actions for an actual or alleged liability) which they may incur in that capacity.

No indemnity is given to current or former employees of the AMP Group against liability incurred in their capacity as an employee unless the giving of the indemnity has been approved by the Board. During or since the end of the financial year, no such indemnities have been provided.

During or since the end of the financial year, the AMP Group has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act 2001. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

In addition, the company and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

- The Directors will have access to the books of AMP Limited for their period of office and for 7 years after they cease to hold office;
- AMP Limited indemnifies the Directors to the extent permitted by law;
- The indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies; and
- AMP Limited will maintain Directors' and Officers' insurance cover for the Directors to the extent permitted by the law for the period of their office and for 7 years after they cease to hold office.

Dividends

Details of the dividends paid and declared during the financial year are disclosed in Note 17 of the Financial Report.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

STAN WALLIS
CHAIRMAN

PETER WILLCOX
CHAIRMAN-ELECT

ANDREW MOHL
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Sydney, 26 February 2003

AMP LIMITED

DETAILED ANALYSIS OF SHAREHOLDER PROFIT

For the year ended 31 December 2002

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit.

(All amounts are after income tax)	Year ended 31 December 2002 A$m	Year ended 31 December 2001 A$m
Australian Financial Services	334	366
UK Financial Services	211	328
Henderson Global Investors	192	208
AMP Banking	(7)	(13)
Total business unit operating margins	**730**	**889**
Discontinuing businesses	38	148
Corporate office costs	(79)	(102)
Total operating margins	**689**	**935**
Underlying investment income(1)	437	506
Interest expense on corporate debt	(230)	(242)
Distribution on AMP Reset Preferred Securities	(13)	-
Underlying contribution	**883**	**1,199**
Investment income market adjustment(2)	(388)	(532)
Profit after income tax before other items	495	667
Transformation costs(3)	(344)	(8)
Asset sales	234	86
Valuation adjustments	(1,227)	-
Goodwill amortisation	(54)	(55)
Net profit after tax attributable to shareholders of AMP Limited	**(896)**	**690**

Note:

1. *The investment income on shareholder capital attributed to the Business Units and Corporate Office is normalised in order to bring greater clarity to the results and to eliminate the distorting impact of short term market volatility on the Group's underlying performance.*
2. *The investment income market adjustment is the difference between the normalised investment income and the actual investment income attributable to shareholders.*
3. *Transformation costs include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.*

AMP Limited

ABN 49 079 354 519

Full Financial Report

2002

AMP LIMITED
ABN 49 079 354 519
FULL FINANCIAL REPORT
31 December 2002

TABLE OF CONTENTS

STATEMENTS OF FINANCIAL PERFORMANCE

For the year ended 31 December 2002

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
Revenues and expenses of policyholder, shareholder and unattributed life funds					
Premium and related revenue	3	3,388	4,454	-	-
Fee and other revenue	3	1,473	1,809	15	16
Investment gains (losses)	3	(7,787)	(1,605)	578	165
Claims and related expenses	4	(6,409)	(7,843)	-	-
Movement in life insurance policy liabilities		12,440	7,947	-	-
Operating expenses	4	(4,708)	(4,455)	(16)	(14)
Borrowing costs		(821)	(894)	-	-
Profit (loss) from ordinary activities before income tax		(2,424)	(587)	577	167
Income tax (expense) credit	5	801	397	-	(1)
Net profit (loss) from ordinary activities after income tax		(1,623)	(190)	577	166
Remove net profit or loss from ordinary activities after tax not attributable to shareholders					
Movement in unattributed life funds	20	749	940	-	-
Outside equity interests - AMP Reset Preferred Securities Trust		(19)	-	-	-
- other controlled entities		(3)	(60)	-	-
Net profit (loss) after tax attributable to shareholders of AMP Limited		**(896)**	**690**	**577**	**166**
Net exchange difference on translating self-sustaining foreign operations	19	48	211	-	-
Total changes in equity other than those resulting from transactions with owners as owners		**(848)**	**901**	**577**	**166**

	Note	2002 A$ cents per share	2001 A$ cents per share
Basic earnings per ordinary share	18	(78.8)	62.1
Diluted earnings per ordinary share	18	(78.8)	61.6
Proposed and paid dividends per share	17	46.0	51.0

STATEMENTS OF FINANCIAL POSITION

As at 31 December 2002

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
Assets					
Cash at bank and on deposit		11,358	8,485	2	16
Receivables	6	5,823	6,484	10	5
Equity securities	7(a)	54,431	71,772	-	-
Debt securities	7(b)	64,549	61,064	730	413
Property	7(c)	16,009	18,072	-	-
Other investments	7(d)	1,887	1,186	-	-
Operating assets	8	221	277	-	-
Deferred tax assets		393	367	3	2
Other assets	9	530	591	-	-
Intangible assets	10	945	866	-	-
Excess of market value over net assets of controlled entities	11	1,825	2,926	-	-
Investments in controlled entities	7(e), 26	-	-	9,071	9,001
Total assets		**157,971**	**172,090**	**9,816**	**9,437**
Liabilities					
Payables	12	4,421	4,364	1	3
Current tax liabilities		264	166	1	1
Unearned premiums		76	108	-	-
Outstanding claims	23(b)	3,129	3,772	-	-
Provisions	13	2,321	2,572	243	300
Deferred tax liabilities		711	1,666	-	-
Borrowings	14	10,329	10,668	-	-
Life insurance policy liabilities	22(d)	116,245	128,913	-	-
Subordinated debt	15	2,552	2,544	-	-
Total liabilities		**140,048**	**154,773**	**245**	**304**
Net assets		**17,923**	**17,317**	**9,571**	**9,133**
Equity attributable to shareholders					
Contributed equity	16	5,001	4,613	5,001	4,613
Capital reserve	19	510	510	510	510
Foreign currency translation reserve	19	361	313	-	-
Shareholders' retained profits	19	2,661	4,084	4,060	4,010
Total equity attributable to shareholders		**8,533**	**9,520**	**9,571**	**9,133**
Other equity					
Unattributed life funds	20	5,494	6,232	-	-
Outside equity interests - AMP Reset Preferred Securities Trust	21(a)	1,141	-	-	-
- other controlled entities	21(b)	2,755	1,565	-	-
Total other equity		**9,390**	**7,797**	-	-
Total equity		**17,923**	**17,317**	**9,571**	**9,133**

STATEMENTS OF CASH FLOWS

For the year ended 31 December 2002

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
Cash flows from operating activities	24(a)				
Cash receipts in the course of operations		17,644	21,521	11	19
Interest and other items of a similar nature received		3,248	4,065	1	1
Dividends received		1,300	1,505	576	163
Cash payments in the course of operations		(23,038)	(26,587)	(17)	(13)
Borrowing costs		(766)	(807)	-	-
Income tax paid		(38)	(641)	-	-
		(1,650)	**(944)**	**571**	**170**
Cash flows from shareholder and policyholder investing activities					
Proceeds from sale of properties		2,781	3,824	-	-
Proceeds from sale of equities		28,213	18,453	-	-
Proceeds from sale of units in unit trusts		3,319	4,453	-	-
Proceeds from sale of interest-bearing securities		86,442	116,095	-	-
Proceeds from repayment of loans		3,984	4,725	-	137
Proceeds from sale of other investments		1,441	2,863	-	-
Payments to acquire properties		(784)	(2,504)	-	-
Payments to acquire equities		(22,048)	(16,915)	-	-
Payments to acquire units in unit trusts[(1)]		(6,601)	(6,655)	-	-
Payments to acquire interest-bearing securities		(86,128)	(110,980)	-	-
Loans granted		(4,575)	(4,886)	(317)	-
Payments to acquire other investments		(1,715)	(2,804)	-	-
		4,329	**5,669**	**(317)**	**137**
Cash flows from operating activities and shareholder and policyholder investing activities		**2,679**	**4,725**	**254**	**307**
Cash flows from corporate investing activities					
Capital contributions to controlled entities		-	-	(70)	(155)
Proceeds from sale of controlled entities - Cogent (2001: sale of Australasian General Insurance business) (net of cash disposed)	24(e)	261	1,021	-	-
Proceeds from sale of other controlled and associated entities (net of cash disposed)		316	250	-	-
Payments to acquire controlled entities - 2001: Towry Law (net of cash acquired)	24(d)	-	(209)	-	-
Payments to acquire other controlled and associated entities (net of cash acquired)		(294)	(156)	-	-
Cash flows from (used in) corporate investing activities		**283**	**906**	**(70)**	**(155)**
Cash flows from financing activities					
Proceeds from borrowings		3,262	6,434	-	-
Proceeds from the issue of shares (net of buy back)		7	243	7	243
Proceeds from the issue of AMP Reset Preferred Securities		1,122	-	-	-
Repayment of borrowings		(3,536)	(7,686)	-	-
Dividends paid		(205)	(381)	(205)	(381)
Cash flows from (used in) financing activities		**650**	**(1,390)**	**(198)**	**(138)**
Net increase (decrease) in cash		3,612	4,241	(14)	14
Balance at the beginning of the year		9,315	4,732	16	2
Effect of exchange rate changes on cash balances		142	342	-	-
Balance at the end of the year	24(b)	**13,069**	**9,315**	**2**	**16**

1. Includes payments to acquire units which result in AMP holding a controlling interest in unit trusts. The majority of the underlying assets of those trusts comprise investment assets. The amounts are net of cash acquired.

Notes to the Financial Statements

For the year ended 31 December 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated Financial Report of the economic entity comprises AMP Limited (the parent entity) and all entities which AMP Limited controlled from time to time during the year and at balance date (the Group).

(a) Basis of accounting
The Financial Report is a general purpose Financial Report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Australian Accounting Standards and other mandatory professional reporting requirements in Australia (Urgent Issues Group Consensus Views).

The Group is predominantly a financial services operation conducted through life insurers and financial institutions. The assets, liabilities, revenues and expenses of the Group's life insurance operations are measured on the basis of net market value and net present value. The assets and liabilities integral to the general insurance activities are measured on the basis of net market value and net present value. All remaining activities within the Group are accounted for in accordance with the historical cost convention.

(b) Comparative information
Where necessary, comparative information has been reclassified to enhance comparability with current period disclosures.

(c) Changes in accounting policies
Accounting policies in this Financial Report are consistent with those of the previous year except where noted.

Disclosures and presentation changes have been adopted throughout the Financial Report. The changes do not affect the calculation of net profit (loss) nor statement of financial position carrying amounts.

(d) Principles of consolidation
Controlled entities acquired are accounted for using the purchase method of accounting. Information from the Financial Reports of controlled entities is included from the date the parent entity obtains control until such time as control ceases. Where there is a loss of control of a controlled entity, the consolidated Financial Report includes the results for the part of the reporting period during which the parent company had control.

This Financial Report consolidates the financial information of controlled entities prepared for the same reporting period as the parent entity using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The life insurance operations of controlled entities are conducted within separate life insurance funds containing both policyholder and shareholder interests. The activities of these funds are reported in aggregate with all other shareholder interests in the Group's statement of financial performance, statement of financial position and statement of cash flows.

All intercompany balances and transactions including unrealised profits arising from intra-group transactions, have been eliminated in full.

(e) Cash at bank and on deposit
For the purposes of the statements of cash flows, cash comprises cash on hand which is available on demand, deposits held at call with banks usually available within 24 hours and other tradeable investments not subject to significant risk of change in value with short periods to maturity, net of outstanding bank overdrafts and deposits in.

For the purposes of the statements of financial position, cash comprises cash on hand which is available on demand and deposits held at call with banks usually available within 24 hours.

Cash on hand, deposits at call and bank overdrafts are carried at their principal amount. Interest revenue on deposits and interest expense on bank overdrafts are recorded as revenues and expenses as they accrue.

(f) Receivables
Receivables are carried at nominal amounts due less any provisions for impairment, except in relation to reinsurance claims which are discounted to present value consistent with discounting of outstanding claims.

Financing receivables integral to the life and general insurance activities of the Group are reported at market value. The resulting unrealised gains and losses are recognised in the statement of financial performance.

(g) Investments
Investments held by non-life insurance entities and investments within the general insurance entities which are not integral to the general insurance activities are held at the lower of cost and recoverable amount except for marketable securities held for resale which are recorded at net market value. Investments by AMP Limited in controlled entities are recorded at the lower of cost or recoverable amount.

Notes to the Financial Statements

For the year ended 31 December 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments held by life insurance entities and those integral to general insurance activities have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, various methods determined by internal and external valuers are adopted by the Directors. In those cases, the values adopted are considered equivalent to net market value. Details of particular methods adopted are as follows:

Equity securities

i) Ordinary and preference shares, equity options (included in equities) and investments in unit trusts that are not controlled entities are recorded at net market value. Where no quoted market value exists, a Directors' valuation with reference to various recognised valuation methods including net tangible assets, cash flows and earnings multiples is used;

ii) Investments in controlled entities of life insurance operations that do not have quoted market values are recorded at Directors' valuations. For the majority of controlled entities this valuation has been determined by reference to the net tangible assets, the anticipated discounted cash flows or a multiple of earnings of the controlled entity. Also refer to note 1(k) Excess of market value over net assets of controlled entities;

iii) Investments in associated entities are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the net market value of each associated entity using the basis described in i) above; and

iv) Investments in partnerships and joint ventures are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each partnership or joint venture at balance date based on their anticipated discounted cash flow or net tangible assets, as applicable.

Debt securities

i) Interest-bearing securities listed on stock exchanges are shown at quoted prices at balance date. Unlisted interest-bearing securities are valued using interest rate yields obtainable on comparable listed investments; and

ii) Loans are recorded at market value based on discounting the estimated recoverable amount using prevailing interest rates.

Property

i) Freehold and leasehold properties, including owner-occupied properties, are recorded at current net market values. For properties held in respect of investment-linked business, a Directors' valuation is determined annually, or more frequently as required, with reference to qualified independent valuations. For properties held in respect of other classes of life insurance business, a Directors' valuation is determined annually with reference to qualified internal valuers, with values of selected major properties certified by qualified independent valuers.

Investment synthetics and derivatives including financial futures and forward exchange contracts, interest rate swaps, exchange traded and other options, and forward rate agreements are recorded at net market value and included in the investment asset category being hedged.

(h) Operating assets

Operating assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over a period of 3-10 years. The written down value approximates net market value in the life insurance operations.

(i) Other assets

Deferred acquisition costs - general insurance

A portion of acquisition costs relating to unearned premium revenue is deferred in recognition that it relates to a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

Capitalisation of costs

Costs are capitalised and carried forward only where the costs relate to the creation of an asset with expected future economic benefits which is capable of reliable measurement. Otherwise all costs are recognised as expenses in the period they are incurred.

Capitalised costs are amortised over the estimated useful life of the asset being a period not exceeding five years, commencing at the time the asset is first put into use or held ready for use (whichever is the earlier).

(j) Intangibles

Where controlled entities of non-life insurance entities are consolidated, the excess of purchase price over the fair value of identifiable net assets of controlled entities is goodwill and is amortised on a straight line basis over the period during which benefits are expected to be received not exceeding 20 years. All purchased goodwill is currently being amortised over a period not greater than 20 years.

Notes to the Financial Statements

For the year ended 31 December 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Excess of market value over net assets of controlled entities
Interests in controlled entities held by life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at net market value.

Where a life insurer consolidates a controlled entity, any differences between the net assets of the controlled entity and the market value of the controlled entity as recorded in the life insurer's financial statements is shown as "Excess of market value over net assets of controlled entities". This excess represents future benefits expected to be derived from the business which are not reflected in the book values of the underlying assets and liabilities of the entity.

Changes in the amount of this excess are included in consolidated investment revenue. The excess is not required to be amortised in the financial statements. Further details are provided in Note 11.

(l) Taxes
The new Business Tax System (Consolidation and Other Measures) No.2 Bill 2002 was passed on 21 October 2002. AMP Limited has not yet elected to enter tax consolidation for 2002. In future years, as a result of this legislation, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax Group. Tax balances for the consolidated tax Group will be recorded in the financial statements of AMP Limited. To the extent that a subsidiary has deferred tax balances arising from timing differences that are expected to reverse before the implementation of tax consolidation, there will be no effect. Where deferred tax assets relating to timing differences are expected to reverse after the implementation of tax consolidation, AMP Limited has the intention to compensate the subsidiary for any net deferred tax assets or charge the subsidiary for any net deferred tax liabilities that remain as at the implementation date on a dollar for dollar basis.

Income tax expense
Income tax expense applicable to life insurance businesses within the Group reflects tax imposed on shareholders as well as policyholders and unattributed life funds.

Accounting Standard AASB1038: 'Life Insurance Business' requires income tax expense applicable to shareholders as well as all other interests to be reflected in the statement of financial performance for the Group.

Income tax expense on all other businesses within the Group is based on the applicable local tax rates and is calculated after adjusting for permanent differences between taxable and accounting income.

Deferred tax balances
The Group has adopted the liability method of tax effect accounting. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, are deferred and carried forward in the statement of financial position as a deferred tax asset or a deferred tax liability. These amounts are offset where the associated tax payable and the realisable benefit are expected to occur in the same period.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain.

Deferred tax assets and deferred tax liabilities within the life insurance entities have been discounted to present value using reasonable assumptions as to future levels of interest rates, average periods for which each asset category of investments will be held, the tax rate applicable to the respective classes of business and the tax regime in each country of operation. Deferred tax assets and deferred tax liabilities within non-life insurance entities are not discounted.

Goods & services tax
The Group operates across a number of tax jurisdictions and offers products and services which may be subject to various forms of goods and services tax imposed by local tax authorities.

All revenues, expenses and assets are recognised net of any goods and services tax (GST) paid, except where they relate to products and services which are input taxed for GST purposes or the GST incurred is not recoverable from the relevant tax authorities. In such circumstances the GST paid is recognised as part of the cost of acquisition of the assets or as part of the particular expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from or payable to the tax authorities are included as a receivable or payable in the statement of financial position.

Cash flows are reported on a gross basis reflecting any GST paid or collected. The GST component of cash flows arising from investing or financing activities which are recoverable from, or payable to local tax authorities are classified as operating cash flows.

(m) Payables
Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity.

Notes to the Financial Statements

For the year ended 31 December 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Unearned premiums

Unearned premiums represent premium revenue attributable to future accounting periods.

In respect of life insurance operations, unearned premiums represent those premiums due after, but received before the end of the financial period.

For direct general insurance and inwards reinsurance classes of business, unearned premiums are determined by apportioning the premiums written in the financial period commensurate with the risk profile of the premiums.

(o) Outstanding claims

General insurance

The liability for outstanding claims at balance date comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims.

The liability includes an allowance for inflation and superimposed inflation and is measured as the present value of the expected future cost of settling claims. The present value is calculated by discounting the liability using risk adjusted market rates of return on investments.

Outstanding claims are determined by internal or independent actuaries on a best estimate basis in accordance with Actuarial Standards.

A prudential margin is added to the claims to increase the probability that the liability is adequately provided. The level of prudential margin has been set having regard to the volatility and predicability of the claims portfolio.

(p) Provisions

Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. These benefits include salaries and wages, annual leave and long service leave.

Liabilities arising in respect of salaries and wages, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date, are measured at their nominal amounts. All other employee entitlements are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Any contributions made to the Group's defined benefits superannuation plans by entities within the Group are recorded as expenses when due.

Employee share and option plans

There is no employee entitlement expense recognised on issue or exercise of shares, performance rights or options issued to employees as remuneration for services. An indicative fair value is disclosed in Note 31(c). Any consideration received on issue or exercise of these instruments is recorded as contributed equity.

Pensions, transfers and opt-outs

In common with other life insurance entities in the UK which have written pensions, transfer and opt-out business, the Group's UK operations have provisions for the review and possible redress relating to personal pension policies. These provisions are calculated using data derived from both a detailed file review of specific cases and from a statistical review of other outstanding cases.

As the provisions are part of policyholder funds, the shareholder portion (generally 10%) is determined in accordance with the profit sharing arrangements of each fund, the exception being Pearl Assurance Unit Linked Pensions, London Life Limited and Towry Law where any change in the provision is fully attributable to the shareholders.

(q) Borrowings and subordinated debt

Bank loans and deposits are measured at the principal amount. Bonds, notes and subordinated debt, including subordinated bonds and income securities, are recognised at issue date and are reported at historical cost, being their face value, or discounted value.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(r) Contributed equity

Ordinary share capital is recognised at the fair value of consideration received by the company.

Notes to the Financial Statements

For the year ended 31 December 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Foreign currency translation reserve
All overseas operations are deemed self-sustaining as each is financially and operationally independent of the parent entity. The accounts of overseas operations are translated using the current rate method and any resulting exchange differences for overseas operations:

i) Controlled other than by life insurance companies are taken directly to the foreign currency translation reserve; and
ii) Controlled by life insurance companies are included in investment gains (losses) consistent with market value accounting.

Upon disposal or part disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed, is transferred to retained profits.

(t) Outside equity interests – AMP Reset Preferred Securities Trust
The consideration received from the issue of AMP Reset Preferred Securities by AMP Reset Preferred Securities Trust, a controlled entity of AMP Limited, is recognised net of issue costs. A description of the AMP Reset Preferred Securities is provided in Note 21.

(u) Premium and related revenue
Life insurance
Premiums are separated into their revenue and deposit components. Premium amounts earned by providing services and bearing risks are treated as revenue. Other premium amounts received which are in the nature of deposits, are recognised as an increase in policy liabilities.

Premiums with no due date or fixed amount are recognised on a cash received basis. Premiums with a regular due date are recognised on an accruals basis. Unpaid premiums are only recognised during the days of grace or where secured by the surrender value of the policy and are reported as outstanding premiums and classified as receivables in the statement of financial position.

General insurance
General insurance and inwards reinsurance premium revenue comprise amounts charged to the policyholder or other insurers, including fire service levies but excluding stamp duties and GST collected on behalf of third parties.

The earned portion of premiums received and receivable, including unclosed business, is recognised as revenue from ordinary activities.

(v) Investment gains (losses)
Dividend and interest income is brought to account on an accruals basis when the Group obtains control of the right to receive the interest income or dividend revenue.

Net realised and unrealised gains (losses) represent changes in the measurement of net market values in respect of all investments recognised at net market value, as described in the investments note 1(g) above.

(w) Fee income
Management and performance fee income is recognised when the right to receive fees has been established. Management and performance fees are calculated in accordance with the investment management agreements with clients. Performance fees are recognised on an estimated basis supported by the latest performance criteria available.

Loan fees received represent cost recovery or charges for services and are recognised as income on an accruals basis.

(x) Claims expense
Life insurance
Claims are separated into their expense and withdrawal components. Claims which relate to the provision of services and bearing of risk are treated as expenses, Other claim amounts, which are in the nature of withdrawals, are recognised as a decrease in policy liabilities.

Claims are recognised when the liability to the policyholder under the policy contract has been established or upon notification of the insured event depending on the type of claim. Claims on non-investment linked business are recognised when the insured event occurs or is notified depending on the nature of the claim.

General insurance
Claims expense is recognised as claims are paid or as movements in outstanding claims occur.

(y) Outward reinsurance premiums expense and claims recoveries
Premiums ceded to reinsurers for both life insurance and general insurance businesses are fully recognised as an expense over the period of cover. Outward reinsurance premiums expense is classified as claims expense in the statement of financial performance.

Reinsurance and other recoveries receivable on paid claims and outstanding claims are fully recognised as revenue when claims are paid or the outstanding claim is raised. Outward reinsurance recoveries are classified as revenue in the statement of financial performance.

Notes to the Financial Statements

For the year ended 31 December 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z) Operating expenses

Basis of apportionment of operating expenses

Life insurance expenses are apportioned between acquisition and maintenance costs. Expenses which are directly attributable to an individual policy or product are allocated directly to a particular expense category, fund, class of business or product line as appropriate. Where expenses are not directly attributable, they are apportioned based on detailed expense analysis having regard to the objective in incurring that expense and the outcome achieved. The apportionment has been made in accordance with Actuarial Standard 1.03: Valuation of Policy Liabilities (Valuation Standard), issued by the Life Insurance Actuarial Standards Board.

Investment management expenses of life insurance operations along with all other shareholder expenses relating to the Group's non-life insurance operations are classified as other operating expenses.

Expenses of controlled entities of life funds represent the business costs of policyholder investments which are consolidated into the results for the Group and do not directly impact shareholder profitability.

(aa) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are charged as an expense as they accrue.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(bb) Allocation of life insurance operating profit under Margin on Services (MoS)

For the Australian and NZ life insurance business, operating profit, determined by applying the principles of MoS as prescribed in the Life Insurance Act 1995 (Life Act), is allocated between shareholders and participating policyholders. Profit, once allocated to participating policyholders, can only be distributed to policyholders, unless approved otherwise by the regulators.

Profit allocated to Australian and NZ policyholders is shown as part of expenses, being an increase in liabilities. Bonus distributions to those policyholders are merely a change in the nature of the liability from unvested to vested.

For UK life insurance operations, the profit arising in the with-profits funds is also determined on the basis of the Australian requirements. The allocation of profit between shareholders and policyholders is made solely for the purpose of producing the consolidated accounts of AMP. Distributions from UK with-profits funds are governed by UK statutory requirements which are not based on Life Act principles. For this reason the AMP consolidated statement of financial performance and statement of financial position do not ascribe non-shareholder profit and equity in UK life funds specifically to policyholders. However, for the purposes of the description of principles of allocation in the following paragraphs, the term "policyholders" includes equity interest in UK life funds not explicitly attributable to shareholders.

The bonuses distributed to UK with-profits policyholders are shown as part of expenses. The distribution is supported from the unattributed life funds, the movement in which is therefore shown below the net profit (loss) line as a movement in other equity interests. The net result is that the remaining profit is solely that which is attributable to shareholders, as per the allocation below.

The principles of allocation of the life insurance profit determined under MoS are as follows:

i) Investment income (net of tax and investment expenses) on retained earnings in respect of AMP Life's participating business and Pearl Assurance's and London Life's with-profits business is allocated between policyholders and shareholders in proportion to the balances of policyholders' and shareholders' retained earnings. In AMP Life these proportions are 80:20. In Pearl Assurance and London Life, these proportions are approximately 90:10;

ii) Other MoS profits arising from AMP Life's participating business (excluding the additional tax attributable to shareholders in respect of Australian superannuation business) are allocated 80% to policyholders and 20% to shareholders, except for Preservation Superannuation Account (RSA and ERF) business where for 2002 they are allocated 88% to policyholders and 12% to shareholders;

iii) The additional 15% tax levied on taxable income to shareholders in respect of Australian superannuation business is allocated to shareholders only;

iv) For Pearl Assurance's and London Life's with-profits business the assumed allocation to shareholders is one ninth the cost of best estimate bonuses, measured on the same basis as is used to value liabilities for the purpose of the companies' UK regulatory returns. Other MoS profits are allocated such that the proportion of shareholders' retained earnings in the with-profits funds does not move significantly from 10% over time;

v) All profits arising from non-participating (without-profits) business, including net investment returns on shareholder capital and retained earnings in life funds (excluding retained earnings dealt with in (i) above) are allocated to shareholders;

Notes to the Financial Statements

For the year ended 31 December 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

vi) All the profits arising from the life insurance funds of NP Life accrue to the policyholders of that fund. Conversely, all the profits arising from the life insurance funds of NPI Limited accrue to the shareholders, with the exception of the investment component of profits on unitised with-profits business which accrue fully to policyholders (net of investment expenses and cost of capital).

(cc) Foreign currency translations
Transactions denominated in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts outstanding at the balance date denominated in foreign currencies have been converted to local currency using the appropriate rate of exchange ruling at balance date.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or restatement of balances denominated in foreign currencies are brought to account in determining the net profit (loss) for the period. Transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

Exchange gains and losses on transactions hedging investments in foreign operations:
i) Controlled other than by life insurance companies are taken to the foreign currency translation reserve on consolidation; and
ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses)

Exchange gains and losses on hedging transactions intended to hedge specific future revenue or expense items in foreign operations:
i) Controlled other than by life insurance companies are deferred and included in the measurement of those items; and
ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses).

(dd) Derivative financial instruments
The Group is exposed to changes in interest rates and foreign exchange rates from its activities. The Group uses derivative financial instruments such as: interest rate swaps, forward rate agreements, futures, options and forward foreign exchange contracts. Derivative financial instruments are held for risk management purposes and not for the purpose of speculation. The Group does not hold a derivative trading portfolio.

To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge at its inception and be effective in reducing the market risk of an existing asset, liability, firm commitment or anticipated transaction. A hedge is considered to be effective where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated. Effectiveness of the hedge is evaluated on an initial and on going basis by comparing the correlation of the change in market or fair value of the hedge with the changes in the value of the hedged item.

Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

For other than life insurance companies, costs arising at the time of entering into hedge transactions are brought to account in the statement of financial performance over the lives of the hedge contracts. For life insurance companies, costs arising at the time of entering into hedge transactions are recognised in the statement of financial performance in the period in which the costs are incurred.

If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred and amortised to the statement of financial performance over the remaining period originally covered by the terminated contract.

(ee) Loan securitisation
The Group's banking operation, through its loan securitisation program, sells mortgage loans to securitisation vehicles that in turn issue asset backed securities to investors. In such transactions, AMP receives fees for various services provided to the program on an arms-length basis, including servicing fees and management fees. These fees are recognised over the period in which the services are provided. The Group also provides arms-length interest rate swaps and loan facilities to the program in accordance with the APRA Prudential Guidelines.

Notes to the Financial Statements

For the year ended 31 December 2002

2. SEGMENT INFORMATION – 2002

BUSINESS SEGMENTS	Australian Financial Services 2002 A$m	UK Financial Services 2002 A$m	Henderson Global Investors 2002 A$m	AMP Banking 2002 A$m	General Insurance 2002 A$m	Other 2002 A$m	Eliminations 2002 A$m	Total 2002 A$m
External revenue	(236)	(4,802)	822	591	443	256	-	(2,926)
Inter-segment revenue	128	42	291	1	21	-	(483)	-
Total revenue from ordinary activities(1)(2)	(108)	(4,760)	1,113	592	464	256	(483)	(2,926)
Profit (loss) from ordinary activities before income tax	25	(2,064)	308	(40)	(18)	(589)	(46)	(2,424)
Income tax (expense) credit	212	596	(97)	9	1	80	-	801
Net profit (loss) from ordinary activities after income tax	**237**	**(1,468)**	**211**	**(31)**	**(17)**	**(509)**	**(46)**	**(1,623)**
Other equity interests	(8)	754	-	-	-	(19)	-	727
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	**229**	**(714)**	**211**	**(31)**	**(17)**	**(528)**	**(46)**	**(896)**
Total assets	54,589	88,612	2,377	7,836	3,945	1,946	(1,334)	**157,971**
Total liabilities	48,719	75,142	645	7,771	2,929	6,629	(1,787)	**140,048**
Depreciation	27	40	3	-	-	17	-	**87**
Amortisation	-	9	7	-	-	38	-	**54**
Other non cash expenses(3)	(3,037)	(9,398)	1	11	11	(1)	-	**(12,413)**
Assets acquired during the year	31	23	2	4	-	11	-	**71**

GEOGRAPHIC SEGMENTS	Australasia 2002 A$m	United Kingdom 2002 A$m	Other 2002 A$m	Eliminations 2002 A$m	Total 2002 A$m
Revenue from external sales	1,130	(4,024)	(32)	-	**(2,926)**
Total assets	69,686	91,414	4,238	(7,367)	**157,971**
Assets acquired during the year	37	23	11	-	**71**

Notes:

1. *Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.*
2. *Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.*
3. *The main item included as other non-cash expenses is movement in policy liabilities which in 2002 is a reduction of liabilities of $12,440m.*

Notes to the Financial Statements

For the year ended 31 December 2002

2. SEGMENT INFORMATION – 2001

BUSINESS SEGMENTS	Australian Financial Services 2001 A$m	UK Financial Services 2001 A$m	Henderson Global Investors 2001 A$m	AMP Banking 2001 A$m	General Insurance 2001 A$m	Other 2001 A$m	Eliminations 2001 A$m	Total 2001 A$m
External revenue	3,554	(2,440)	842	532	1,731	439	-	**4,658**
Inter-segment revenue	191	45	266	5	12	-	(519)	**-**
Total revenue from ordinary activities[(1)(2)]	3,745	(2,395)	1,108	537	1,743	439	(519)	**4,658**
Profit (loss) from ordinary activities before income tax	561	(1,048)	314	(30)	173	(476)	(81)	**(587)**
Income tax (expense) credit	7	371	(91)	17	(9)	102	-	**397**
Net profit (loss) from ordinary activities after income tax	568	(677)	223	(13)	164	(374)	(81)	**(190)**
Other equity interests	(62)	942	-	-	-	-	-	**880**
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	**506**	**265**	**223**	**(13)**	**164**	**(374)**	**(81)**	**690**
Total assets	57,477	99,133	2,625	7,392	4,798	2,171	(1,506)	**172,090**
Total liabilities	52,071	86,826	670	7,384	3,865	6,731	(2,774)	**154,773**
Depreciation	12	46	3	2	1	7	-	**71**
Amortisation	-	10	7	-	-	38	-	**55**
Other non cash expenses[(3)]	280	(8,228)	-	12	17	-	-	**(7,919)**
Assets acquired during the year	84	145	2	4	-	10	-	**245**

GEOGRAPHIC SEGMENTS	Australasia 2001 A$m	United Kingdom 2001 A$m	Other 2001 A$m	Eliminations 2001 A$m	Total 2001 A$m
Revenue from external sales	5,651	(1,433)	440	-	**4,658**
Total assets	73,045	102,015	3,662	(6,632)	**172,090**
Assets acquired during the year	97	146	2	-	**245**

Notes:

1. *Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.*
2. *Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.*
3. *The main item included as other non-cash expenses is movement in policy liabilities which is an overall reduction of liabilities of $7,947m, mainly in UK Financial Services.*

Notes to the Financial Statements

For the year ended 31 December 2002

2. SEGMENT INFORMATION (continued)

Business and Geographic segment information

Australian Financial Services (AFS) - Australian Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.

UK Financial Services (UKFS) - UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.

Henderson Global Investors (HGI) - Henderson Global Investors provide investment management services including private capital and property portfolios and socially responsible investments.

AMP Banking - AMP Banking provides mortgage and savings products and credit card services in Australia, New Zealand and the UK and property finance services in Australia and New Zealand. The credit card portfolio was sold on 23 December 2002 and a structured sale process is currently underway for AMP Banking's property finance business in Australia and New Zealand and the UK and New Zealand mortgage businesses.

General Insurance - comprises corporate insurance operations, mortgage insurance operations and reinsurance operations. In 2001 the amount includes the general insurance business which was sold in July 2001.

Other - includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments, as well as non core businesses previously reported as part of AMP International, but which are no longer reportable segments. In 2002, other includes proceeds from the sale of Cogent of $366m (net of sale costs).

Notes to the Financial Statements

For the year ended 31 December 2002

3. REVENUES FROM ORDINARY ACTIVITIES

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
(a) Premium and related revenue					
Life insurance premium and related revenue received and receivable	22(a)	16,260	16,694	-	-
Less: deposits recognised as an increase in life insurance policy liabilities		(13,379)	(13,649)	-	-
Life insurance premium and related revenue - recognised as revenue		2,881	3,045	-	-
General insurance premium and related revenue received and receivable(1)	23(a)	507	1,409	-	-
Total premium and related revenue(1)		**3,388**	**4,454**	**-**	**-**
(b) Fee and other revenue					
Banking business fees		40	20	-	-
Investment management fees		740	720	-	-
Service fees		151	420	15	15
Financial advisory fees		44	39	-	-
Other revenue(2)		498	610	-	1
Total fee and other revenue		**1,473**	**1,809**	**15**	**16**
(c) Investment gains (losses)					
Interest					
- Wholly owned group - controlled entities		-	-	2	-
- Other related parties - associated entities		17	29	-	-
- Other entities		3,785	4,026	-	2
Dividends and distributions					
- Wholly owned group - controlled entities		-	-	570	161
- Other related parties - associated entities		186	158	-	-
- Other entities		1,859	1,889	-	-
Net rents		903	895	-	-
Net realised and unrealised gains (losses)(3)		(14,952)	(8,773)	-	-
Other investment income		415	171	6	2
Total investment gains (losses)		**(7,787)**	**(1,605)**	**578**	**165**

Note:

1. *In 2001, an amount of $299m has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).*
2. *Other revenue includes the operating revenue of investment controlled entities providing various non financial services such as mining, farming and retailing.*
3. *Net realised and unrealised gains (losses) includes:*
   2002: (i) $1,040m writedown of the carrying value of investments to market value (total $1,227m including $121m writedown of goodwill to recoverable amount and $66m of operating expenses); and
   (ii) $366m proceeds (net of sale costs) from the sale of Cogent. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is $204m.
   2001: (i) $1,362m proceeds (net of sale costs) from the sale of the General Insurance business. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is Nil.

Notes to the Financial Statements

For the year ended 31 December 2002

4. EXPENSES FROM ORDINARY ACTIVITIES

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
(a) Claims expense					
Life insurance claims paid and payable	22(b)	(20,259)	(18,539)	-	-
Less: withdrawals recognised as a reduction in life insurance policy liabilities[1]		14,296	12,118	-	-
Life insurance claims recognised as expense[1]		(5,963)	(6,421)	-	-
General insurance claims and related expenses paid and payable[2]	23(a)	(446)	(1,422)	-	-
Total claims and related expenses		**(6,409)**	**(7,843)**	-	-
(b) Operating expenses					
Advertising and marketing		(99)	(120)	-	-
Amortisation of goodwill		(54)	(55)	-	-
Writedown of goodwill		(121)	-	-	-
Bad and doubtful debts expense		(27)	(32)	-	-
Fee expense on banking business		(35)	(39)	-	-
Information technology and communication		(424)	(448)	-	-
External investment management fees		(139)	(137)	-	-
Occupancy and property maintenance[3]		(418)	(194)	-	-
Professional fees[3]		(242)	(176)	-	-
Staff and related expenses[3]		(2,238)	(2,192)	(14)	(10)
Travel and entertainment		(107)	(122)	-	-
Other operating expenses[3][4]		(804)	(940)	(2)	(4)
Total operating expenses		**(4,708)**	**(4,455)**	**(16)**	**(14)**
(c) Specific expenses included within the above categories:					
Rental - operating leases		(18)	(47)	-	-
Superannuation contributions to defined benefits funds		(4)	2	(1)	-
Net foreign currency (losses) gains		23	(1)	-	-
Depreciation expense		(87)	(71)	-	-

Notes:

1. *In 2001, an amount of $1,698m has been reclassified and is now treated as withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).*
2. *In 2001, an amount of $299m has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).*
3. *Operating expenses in 2002 includes $489m of restructuring costs before tax ($344m after tax). The major areas of restructuring include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.*
4. *Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining, farming and retailing.*

Notes to the Financial Statements

For the year ended 31 December 2002

5. INCOME TAX

The Financial Report of a group that includes a life insurer is required to recognise income tax expenses and benefits irrespective of whether they relate to policyholders or shareholders. Accordingly, a reconciliation between income tax expense (credit) and prima facie net profit (loss) at the current corporate income tax rate is not able to be prepared and is not included in the Financial Report.

The income tax rates and the basis for taxation relating to shareholder interests differ significantly from those relating to policyholder interests and other interests. The rates of taxation applicable to the taxable income of significant classes of business are as follows:

	2002 %	2001 %
(a) Australia		
Ordinary life insurance business	30	30
Complying superannuation	15	15
Non-complying superannuation	30	30
Immediate annuity business	Exempt	Exempt
Shareholder profits from life insurance business	30	30
Controlled companies/other business	30	30
(b) United Kingdom		
Life insurance business - life	20/22	20/22
Life insurance business - pension	Exempt	Exempt
Shareholder profits from life insurance business	30	30
Controlled companies/other business	30	30
(c) New Zealand		
All businesses	30/33	30/33

	Consolidated		Parent	
	2002 A$m	2001 A$m	2002 A$m	2001 A$m
Value of future income tax benefits arising from tax losses included in deferred tax asset at balance date	4	23	-	-
Future income tax benefits arising from tax losses of controlled entities not brought to account in this Financial Report as realisation of the benefits is not regarded as virtually certain(1)(2)	754	633	-	-

Note:

1. *Includes capital losses of $194m (2001: $109m).*
2. *The future income tax benefit will only be obtained if:*
   a) Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
   b) The conditions for deductibility imposed by tax legislation continue to be complied with; and
   c) No changes in tax legislation adversely affect the economic entity in realising the benefit.

Notes to the Financial Statements

For the year ended 31 December 2002

6. RECEIVABLES

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
Gross policy liabilities ceded under reinsurance[(1)]		445	436	-	-
Investment income and sales proceeds receivable		1,851	2,159	1	-
Deposits and margins receivable on derivatives		891	610	-	-
Outstanding premiums		500	679	-	-
Reinsurance and other recoveries receivable	23(d)	1,138	1,124	-	-
Trade debtors		243	208	-	-
Other receivables					
- Wholly owned group - controlled entities		-	-	8	5
- Associated entities		43	77	-	-
- Other entities[(2)]		712	1,191	1	-
Total receivables		**5,823**	**6,484**	**10**	**5**

Note:

1. *In 2001, an amount of $1,275m has been reclassified out of reinsurance and other recoveries to correctly eliminate intragroup reinsurance transactions and ensure comparability with the current year. The same amount has been reclassified out of policy liabilities ceded under reinsurance (Note 22).*
2. *In 2001, an amount of $75m for prepayments has been reclassified out of receivables to other assets to ensure comparability with the current year.*

Notes to the Financial Statements

For the year ended 31 December 2002

7. INVESTMENTS

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
(a) Equity securities, at net market value					
Directly held (other than associated entities)		47,798	57,697	-	-
Associated entities	27	643	2,179	-	-
Held via unit trusts		5,990	11,896	-	-
Total equity securities		**54,431**	**71,772**	**-**	**-**
(b) Debt securities, at net market value[1]					
Interest-bearing securities		54,004	49,078	-	-
Loans					
- Controlled entities (unsecured)		-	-	730	413
- Associated entities (unsecured)		571	497	-	-
Other loans					
- Secured[1]		7,530	9,174	-	-
- Unsecured[1]		174	229	-	-
Convertible notes		91	86	-	-
Held via unit trusts		2,179	2,000	-	-
Total debt securities		**64,549**	**61,064**	**730**	**413**
(c) Property, at net market value					
Directly held		13,528	14,087	-	-
Held via unit trusts		2,481	3,985	-	-
Total property		**16,009**	**18,072**	**-**	**-**
(d) Other at net market value[2]		**1,887**	**1,186**	**-**	**-**
(e) Investments in controlled entities					
At net asset value on demutualisation, or cost if acquired subsequent to demutualisation		-	-	9,071	9,001

Note:

1. *All debt securities are recorded at net market value, with the exception of A$5,298 million (2001: A$4,174 million) of loans secured and Nil (2001: A$174 million) of loans unsecured held by banking and finance operations which are recorded at recoverable amount after assessing provisions for impairment.*
2. *The Other category includes investments via vehicles such as joint ventures, partnerships and cash trusts.*

Notes to the Financial Statements

For the year ended 31 December 2002

8. OPERATING ASSETS

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
(a) Operating assets				
At cost	533	550	-	-
Less: accumulated depreciation	(312)	(273)	-	-
Total operating assets, at written down value[1]	**221**	**277**	-	-
(b) Movements in operating assets				
Balance at the beginning of the year	277	622	-	-
Additions during the year	71	245	-	-
Disposals during the year	(25)	(509)	-	-
Disposal of controlled entities	(16)	(24)	-	-
Depreciation expense for the period	(87)	(71)	-	-
Foreign currency exchange differences	1	14	-	-
Balance at the end of the year	**221**	**277**	-	-

Note:

1. *In 2001, an amount of $29m of capitalised information technology costs has been reclassified out of operating assets to other assets to ensure comparability with the current year.*

Notes to the Financial Statements

For the year ended 31 December 2002

9. OTHER ASSETS

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
Deferred and capitalised costs	32	43	-	-
Inventories	101	139	-	-
Prepayments	99	75	-	-
Other assets	298	334	-	-
Total other assets[(1)]	**530**	**591**	-	-

Note:

1. *In 2001, an amount of $29m of capitalised information technology costs has been reclassified out of operating assets to other assets and an amount of $75m for prepayments has been reclassified in 2001 out of receivables to other assets to ensure comparability with the current year.*

Notes to the Financial Statements

For the year ended 31 December 2002

10. INTANGIBLES

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
(a) Goodwill				
Goodwill, at cost	1,165	1,034	-	-
Less: accumulated amortisation	(220)	(168)	-	-
Goodwill, at written down value	**945**	**866**	**-**	**-**
(b) Movements in goodwill				
Balance at the beginning of the year	866	195	-	-
Amounts transferred from excess of market value over net assets of controlled entities[1]	248	715	-	-
Amortisation expense for the period	(54)	(55)	-	-
Writedown of goodwill	(121)	-	-	-
Foreign currency exchange differences	6	11		
Balance at the end of the year	**945**	**866**	**-**	**-**

Note:

1. *Amounts transferred from excess of market value over net assets of controlled entities to goodwill include:*
   2002: (i) $223m as part of the review of the Group's UK operations and structure; and
   (ii) $25m as part of the further restructure of the remaining GIO businesses.
   2001: (i) $715m as part of the restructure of a number of GIO businesses.

Notes to the Financial Statements

For the year ended 31 December 2002

11. EXCESS OF MARKET VALUE OVER NET ASSETS OF CONTROLLED ENTITIES

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
AG Australia Holdings Limited[1]	-	34	-	-
AMP Japan Co Limited[2]	-	21		
AMP (NPI) Holdings Limited[4][5][6]	653	1,373	-	-
Henderson Global Investors (Holdings) plc[3][5]	928	958	-	-
Interactive Investor Limited / Ample[4][5]	-	74	-	-
Pearlinvest Limited	-	28		
Towry Law plc[4][5]	229	412	-	-
Other[4]	15	26	-	-
Total excess of market value over net assets of controlled entities	**1,825**	**2,926**	-	-

The excess of market value over net assets of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities.

Notes:

1. *Following the restructure of the remaining GIO businesses $25m was transferred to goodwill and following a review of the market value of AG Australia Holdings, the remaining excess of market value over net assets of controlled entities has been written down to Nil.*
2. *Following a review of the market value of AMP Japan Co Limited the excess of market value over net assets of controlled entities has been written down to Nil.*
3. *During 2002, $43m was realised on the sale of Cogent operations held by Henderson Global Investors (Holdings) plc.*
4. *During 2002, $761m was written off following a review of the market value of these entities at 31 December 2002.*
5. *Apart from the matters referred to above, other changes in excess of market value over net assets of controlled entities mainly reflect exchange rate fluctuations.*
6. *At 31 December 2001, the market value of AMP (NPI) Holdings Limited included the market value of NPI Limited and also AMP (UK) Services Limited. Following the review of the Group's UK operations and structure and as a result of the move of NPI Limited into a historical cost environment, the excess of market value over net assets amounting to $223m has been transferred to goodwill. At 31 December 2002, the future benefits derived from AMP (UK) Services Limited depend upon the terms of the Management Services Agreement agreed with its client companies. Due to the restructuring of the UKFS business units, and in particular the closure of the Pearl Fund to most with-profit products, these terms will be renegotiated and further approval will be obtained from the Financial Services Authority in 2003. A key assumption underpinning the value shown above for this company is management's best estimate of the outcome of these negotiations.*

Notes to the Financial Statements

For the year ended 31 December 2002

12. PAYABLES

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
Accrued expenses	683	746	-	-
Interest payable	88	93	-	-
Investment purchases payable	480	1,434	-	-
Life insurance policies in process of settlement	549	404	-	-
Reinsurance liabilities	467	670	-	-
Trade creditors	194	127	-	-
Other payables				
- Wholly owned group - controlled entities	-	-	-	-
- Associated entities	3	-	-	-
- Other entities	1,957	890	1	3
Total accounts payable	**4,421**	**4,364**	**1**	**3**

Notes to the Financial Statements
For the year ended 31 December 2002

13. PROVISIONS

	Note	Consolidated		Parent	
		2002	2001	2002	2001
		A$m	A$m	A$m	A$m
Dividends on ordinary shares	17	232	293	232	293
Employee entitlements		193	329	9	7
Pensions, transfers and opt-outs		973	1,366	-	-
Redundancy, property and other restructuring provisions		366	-	-	-
Other provisions		557	584	2	-
Total provisions		**2,321**	**2,572**	**243**	**300**

Notes to the Financial Statements
For the year ended 31 December 2002

14. BORROWINGS

	Note	Consolidated		Parent	
		2002	2001	2002	2001
		A$m	A$m	A$m	A$m
Bank loans		1,065	1,504	-	-
Bank overdrafts		84	50	-	-
Bonds and notes	25(f)	3,982	6,296	-	-
Deposits		2,500	2,107	-	-
Finance lease liability		3	6	-	-
Other loans		2,695	705	-	-
Total borrowings		**10,329**	**10,668**	**-**	**-**

Notes to the Financial Statements

For the year ended 31 December 2002

15. SUBORDINATED DEBT

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
AMP Income Securities (guaranteed perpetual floating rate notes at 3 month BBSW + 1.3%)[1]		1,240	1,240	-	-
Subordinated Floating Rate Note (3 month BBSW + 0.56% maturing in April 2009)		100	100	-	-
6.875% GBP Subordinated Guaranteed Bonds (maturing 2023)		369	367	-	-
7.125% GBP Subordinated Guaranteed Step-Up Bonds (maturing 2019)		471	468	-	-
9.625% GBP Subordinated Guaranteed Bonds[2]		372	369	-	-
Total subordinated debt	25(b)	**2,552**	**2,544**	**-**	**-**

Note:

1. *AMP Income Securities - interest is payable quarterly but may be deferred in limited circumstances where AMP Limited has not proposed, declared or paid an ordinary dividend for a certain period. However, payments would only be permanently foregone in the rare circumstance where there is no ordinary dividend for more than two consecutive financial years. The income securities can be redeemed at AMP's option from 10 February 2005 onwards.*
2. *The bonds are repayable by NPI Finance Plc on a non-instalment basis on 30 June 2006.*

Notes to the Financial Statements

For the year ended 31 December 2002

16. CONTRIBUTED EQUITY

	Note	Consolidated		Parent	
		2002 A$m	2001 A$m	2002 A$m	2001 A$m
(a) Issued and paid up capital					
1,159,454,066 (2001: 1,128,502,798) ordinary shares fully paid		**5,001**	**4,613**	**5,001**	**4,613**
(b) Movements in contributed equity					
Balance at the beginning of the year		4,613	4,206	4,613	4,206
30,488,370 (2001: 8,679,997) shares issued under the Dividend Reinvestment Plan[1]		381	164	381	164
2,402,495 (2001: 8,202,111) shares issued on the exercise of employee options	31	38	129	38	129
699,030 (2001: 6,121,320) shares issued under share purchase plan[2]		13	114	13	114
32,029 (2001: 887,055) shares issued under employee share plans		-	-	-	-
3,710 (2001: 13,702) shares issued to former members of the AMP Society[3]		-	-	-	-
2,674,366 (2001:0) shares acquired through on-market share buy back[4]		(44)	-	(44)	-
Balance at the end of the year		**5,001**	**4,613**	**5,001**	**4,613**

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Note:

1. *Under the terms of the Dividend Reinvestment Plan, shareholders may elect to have all or part of their dividend entitlements satisfied by the issue of new shares rather than by being paid in cash. The interim dividend in 2002 and the 2001 final and interim dividends involved the issue of shares under this plan at A$11.40, A$18.90 and A$17.80 respectively. Commencing from the October 2002 interim dividend, the Dividend Reinvestment Plan is underwritten until the interim dividend in 2003, expected to be paid in October 2003. Issue costs associated with the underwriting amount to $3m.*
2. *These shares were issued to eligible shareholders under a share purchase plan. The shares were issued at an average price of $18.89 (2001: A$18.62) per share.*
3. *The former members of AMP Society exchanged their membership rights for shares in AMP Limited on demutualisation. 1,043,336,755 (2001: 1,043,333,045) shares have been issued to former members at an issue price of $3.00 per share.*
4. *An on-market share buy back was announced in May 2002 for capital management reasons. The intention was to acquire a maximum number of shares to the value of $400 million between 30 May 2002 and 31 December 2002. The buy back was halted in August 2002 due to poor investment markets.*

Notes to the Financial Statements

For the year ended 31 December 2002

17. DIVIDENDS, DISTRIBUTIONS AND FRANKING CREDITS ACCOUNT

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
(a) Interim dividend paid on ordinary shares					
Dividend of 26 cents per ordinary share franked to 15% at tax rate of 30% (2001: 25 cents per ordinary share franked to 15% at tax rate of 30%)		295	280	295	280
(b) Final dividend proposed on ordinary shares					
Dividend of 20 cents per ordinary share franked to 15% at tax rate of 30% (2001: 26 cents per ordinary share franked to 15% at tax rate of 30%)	13	232	293	232	293
Total dividends paid and proposed	19	**527**	**573**	**527**	**573**
(c) Dividend franking account[1][2]					
Dividend franking credit balance		80	120	1	6

The company's ability to utilise the franking account credits depends on there being sufficient available profits to declare dividends.

Note:

1. *Balance of franking account adjusted for:*
   - *Franking credits which will arise from the payment of income tax provided for in the financial statements;*
   - *Franking debits arising from the payment of the above dividends; and*
   - *Franking credits that the entity may be prevented from distributing in the subsequent financial year.*
2. *With effect from 1 July 2002, Australian tax legislation requires companies to maintain franking accounts on an Australian income tax paid basis rather than on Australian taxed profit basis as was previously the case. In accordance with this legislation, the franking account balances at 30 June 2002 are converted so that the opening balances on 1 July 2002 reflects the Australian income tax paid amounts. The prior year franking account balances, have not been restated and are determined on an Australian taxed profit basis.*

Notes to the Financial Statements

For the year ended 31 December 2002

18. EARNINGS PER SHARE

(a) Classification of equity securities

Only ordinary shares have been included in the calculation of basic earnings per share. Options over unissued ordinary shares, performance rights and AMP Reset Preferred Securities have been classified as potential ordinary shares and have been considered in the calculation of diluted earnings per share.

All options and the AMP Reset Preferred Securities have been determined not to be dilutive for 2002.

Since the end of the financial year and up to the date of this report there have been no movements in options, shares and AMP Reset Preferred Securities, except for the lapse of 873,764 options, the grant of 85,000 options and the grant of 82,297 performance rights.

	Consolidated	
	2002	**2001**
	million	**million**
(b) Weighted average number of ordinary shares used		
Weighted average number of ordinary shares used in calculation of basic earnings per share	1,138	1,114
Add: potential ordinary shares considered dilutive	-	8
Weighted average number of ordinary shares used in calculation of diluted earnings per share	1,138	1,122

	Consolidated	
	2002	**2001**
	A$m	**A$m**
(c) Level of earnings used		
Basic earnings per share	(896)	690
Diluted earnings per share	(896)	690

19. RESERVES AND RETAINED PROFITS

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
(a) Capital reserve[1]					
Balance at the beginning of the year		510	510	510	510
Movements during the year		-	-	-	-
Balance at the end of the year		**510**	**510**	**510**	**510**
(b) Foreign currency translation reserve[2]					
Balance at the beginning of the year		313	102	-	-
Net translation adjustment on self sustaining foreign operations		48	211	-	-
Balance at the end of the year		**361**	**313**	**-**	**-**
(c) Shareholders' retained profits					
Balance at the beginning of the year		4,084	3,967	4,010	4,417
Net profit after tax attributable to shareholders of AMP Limited		(896)	690	577	166
Total available for appropriation		3,188	4,657	4,587	4,583
Dividend provided for or paid	17	(527)	(573)	(527)	(573)
Balance at the end of the year		**2,661**	**4,084**	**4,060**	**4,010**

Note:

1. *The capital reserve is the balance remaining from the amount capitalised in 1998 on the demutualisation of AMP Society after allotting shares to former members under the terms of the demutualisation. Minor adjustments are made from time to time which involve the issue of further shares to former members.*
2. *Exchange differences arising on translation of foreign controlled entities within the Group are taken to the foreign currency translation reserve as described in Note 1(s).*

Notes to the Financial Statements

For the year ended 31 December 2002

20. UNATTRIBUTED LIFE FUNDS

For those UK life insurance funds which include participating business, only 10% of the assets in excess of the policy and other liabilities calculated under MoS, ie $610m (2001: $692m) can, in the context of the UK regulatory environment, be definitively attributed to shareholders. The remaining 90%, ie $5,494m (2001: $6,232m) is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to in these financial statements as unattributed life funds.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level supported by actual experience, because of the need to support bonuses in a way that is consistent with the reasonable expectations of policyholders. The balance of the cost of bonus distributions has been met from the unattributed life funds. The need to support bonus levels is expected to continue in the medium term, consistent with accepted UK industry practice. In the absence of a significant recovery in equity markets, it is now likely that a significant proportion of the unattributed life funds will be utilised in this way.

The following table shows the movements in unattributed life funds for the period.

The impact of exchange rate movements is accounted for through the foreign currency translation reserve, and not through the statement of financial performance.

	Consolidated		Parent	
	2002	**2001**	**2002**	**2001**
	A$m	**A$m**	**A$m**	**A$m**
(a) Unattributed life funds				
Balance at the beginning of the year	6,232	6,802	-	-
Movement in accumulated unattributed life funds for the period	(749)	(940)	-	-
Effect of exchange rate changes on translation	11	370	-	-
Balance at the end of the year	**5,494**	**6,232**	-	-
(b) Movement in unattributed life funds for the period				
Profit of the participating business UK life funds	812	1,541	-	-
Less: amount attributed to shareholders	(76)	(166)	-	-
	736	1,375	-	-
Less: bonuses credited to participating policyholders	(944)	(1,842)	-	-
Bonus subsidy from accumulated unattributed life funds	(208)	(467)	-	-
Investment losses on accumulated unattributed life funds	(541)	(473)	-	-
Movement in unattributed life funds for the period	**(749)**	**(940)**	-	-

Notes to the Financial Statements

For the year ended 31 December 2002

21. OUTSIDE EQUITY INTERESTS

(a) Outside equity interests – AMP Reset Preferred Securities Trust

During 2002, AMP Henderson Global Investors Limited, a wholly owned entity, as Responsible Entity of the AMP Reset Preferred Securities Trust, a controlled entity, issued 11,500,000 non-maturing AMP Reset Preferred Securities (RPS) at A$100 each, with a preferred, non-cumulative, twice yearly distribution (24 April and 24 October) payable in arrears. AMP's equity interest in the Trust is represented by one ordinary unit. The remaining units are held by outside interests and therefore the Trust is classified as outside equity interest.

The annual distribution rate is currently set at 8.62% p.a. until the first reset date on 24 October 2007. Each successive reset date will be determined by AMP, with approval of APRA in certain circumstances. APRA currently requires that the period between reset dates be five years.

The payment of a distribution on RPS is subject to certain payment and liquidation limitations included in the terms of the issue. AMP has the discretion as to paying a distribution. Where a distribution is not paid in full, AMP is restricted in paying a dividend on ordinary shares, or making a distribution on any share capital (other than share capital which ranks in priority to the preference shares which, subject to AMP's ordinary shareholders resolving to amend the AMP Limited Constitution to permit their issue, will be issued and held in the AMP Reset Preferred Securities Trust ("Preference Shares")) or redeem, reduce, cancel or acquire for any consideration any of its outstanding share capital, unless these restrictions are lifted in accordance with the terms of the issue.

At each reset date and upon the occurrence of certain specific events, holders of RPS may request conversion into ordinary shares of AMP. The Conversion Ratio is determined with reference to an average of the daily volume weighted average sale prices of AMP ordinary shares sold, in the 20 days immediately preceding conversion. The AMP Directors may resolve instead, that a sale of those RPS to a third party be arranged and the cash proceeds delivered to the RPS holder. Until the first reset date, the conversion discount currently available to RPS holders is 2.5% to the prevailing market price of AMP ordinary shares, subject to certain conditions. Upon the occurrence of certain specific events, AMP may require conversion into ordinary shares of AMP in accordance with the terms of the issue.

RPS rank in priority of payment to ordinary shareholders, but are subordinated to all policyholders and creditors. While the RPS are on issue, AMP must not, without RPS holder approval, issue shares, or allow shares (or other securities) to convert into ordinary shares, that rank in priority to preference shares.

RPS holders have no right to vote at general meetings of AMP.

	Consolidated		Parent	
	2002	**2001**	**2002**	**2001**
	A$m	**A$m**	**A$m**	**A$m**
Subscribed capital in AMP Reset Preferred Securities Trust (net of issue costs)[1]	1,122	-	-	-
Retained profits in AMP Reset Preferred Securities Trust	19	-	-	-
Total other equity interests - AMP Reset Preferred Securities Trust	1,141	-	-	-
(b) Outside equity interest - other controlled entities				
Subscribed capital in unit trusts	2,684	1,442	-	-
Retained profits in unit trusts	63	54	-	-
Share capital in companies	8	60	-	-
Retained profits in companies	-	9	-	-
Total other equity interests - other controlled entities	**2,755**	**1,565**	-	-

Note:

1. *The issue costs associated with the AMP Reset Preferred Securities were $28m.*

Notes to the Financial Statements

For the year ended 31 December 2002

22. LIFE INSURANCE BUSINESS

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
(a) Analysis of life insurance premium and related revenue					
Total premiums received and receivable[1]		16,238	16,652	-	-
Inward reinsurance premiums		-	1	-	-
Reinsurance and other recoveries		22	41	-	-
Total premium and related revenue	3	**16,260**	**16,694**	-	-
(b) Analysis of life insurance operating expenses					
Claims paid and payable[1]	4	(20,259)	(18,539)	-	-
Change in net policy liabilities and unvested policyholder benefits[1]		13,357	6,416	-	-
Policy acquisition expenses					
- Commission		(224)	(277)	-	-
- Other		(511)	(648)	-	-
Policy maintenance expenses					
- Commission		(154)	(155)	-	-
- Other		(903)	(1,037)	-	-
Investment management expenses		(258)	(251)	-	-
Interest					
- Deposits		-	(8)	-	-
- Borrowings		(35)	(221)	-	-
Other		(1,011)	(100)	-	-
Life insurance operating expenses		**(9,998)**	**(14,820)**	-	-
(c) Analysis of life insurance results					
Components of operating profit after income tax related to movements in policy liabilities attributable to shareholders include:					
- Planned margins of revenues over expenses released		392	537	-	-
- Profits (losses) arising from difference between actual and assumed experience		-	24	-	-
- Capitalised (losses) reversals		(7)	43	-	-
- Investment earnings on assets in excess of policy liabilities within the life insurance funds[2] [3]		(284)	(119)	-	-
Net profit after income tax attributable to shareholders arising from the life insurance funds[2][3]		**101**	**485**	-	-

Notes:

1. *These amounts are grossed up to include all premiums including deposit components and all claims including withdrawal components.*
2. *These results include investment earnings on shareholder capital held in the Group's various life insurance funds. This shareholder capital includes the amount to meet relevant regulatory requirements and to support their operations.*
3. *After eliminating dividends of A$46 million (2001: A$81 million) payable between UK life statutory funds and AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.*

Notes to the Financial Statements

For the year ended 31 December 2002

22. LIFE INSURANCE BUSINESS (continued)

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
(d) Policyholder liabilities				
Value of policyholder liabilities – projection method[1]				
Best estimate liability				
- Value of future policy benefits[2]	51,661	51,408	-	-
- Value of future expenses	4,454	4,556	-	-
- Value of future premiums	(13,404)	(15,216)	-	-
Total best estimate liability – projection method	**42,711**	**40,748**	**-**	**-**
Value of future profits				
- Policyholder bonuses[3]	6,689	12,971	-	-
- Shareholders' profit margins	2,632	3,442	-	-
Total value of future profits – projection method	**9,321**	**16,413**	**-**	**-**
Value of policyholder liabilities – accumulation method[4]				
Best estimate liability				
- Value of future policy benefits[3]	43,847	46,344	-	-
- Value of future acquisition expenses	(881)	(704)	-	-
Total best estimate liability – accumulation method	**42,966**	**45,640**	**-**	**-**
Value of declared bonus	**682**	**1,474**	**-**	**-**
Policy liabilities ceded under reinsurance[5]	**445**	**436**	**-**	**-**
Unvested policyholder benefits	**930**	**1,088**	**-**	**-**
NPI policy liabilities in funds with no shareholder interest[6]	**19,190**	**23,114**	**-**	**-**
Total policyholder liabilities	**116,245**	**128,913**	**-**	**-**
Policyholder liabilities subject to capital guarantees	**52,041**	**49,880**	**-**	**-**

Notes:

1. *For businesses valued by the projection method, the value of future charges for acquisition expenses is not an identified component of the policy liabilities.*
2. *Future policy benefits include bonuses credited to policyholders in prior periods but exclude current year and future bonuses.*
3. *Future bonuses exclude current year bonuses.*
4. *Where the accumulation method of valuation is used, policy liabilities are divided into the two components – Value of future policy benefits and value of future charges for acquisition expenses.*
5. *An amount of $1,275m has been reclassified in 2002 out of policy liabilities ceded under reinsurance to correctly eliminate intragroup reinsurance transactions and ensure comparability with the current year. The same amount has been reclassified out of reinsurance and other recoveries within receivables (Note 6).*
6. *Policy liabilities in respect of National Provident Life Limited ("NPI Closed Fund").*

Notes to the Financial Statements

For the year ended 31 December 2002

22. LIFE INSURANCE BUSINESS (continued)

(e) Life insurance policy liabilities valuation

Policy liabilities, and hence the net profit of life insurance businesses, are established by applying the principles of Margin on Services (MoS). MoS is the financial reporting methodology for Australian life insurance companies as prescribed under the Life Insurance Act 1995 (Life Act). Policy liabilities are determined in accordance with Actuarial Standard 1.03: Valuation of Policy Liabilities (Valuation Standard) issued by the Life Insurance Actuarial Standards Board under the Life Act.

The life insurance business of the Group's overseas subsidiaries is not directly subject to the Life Act. However, policy liabilities arising in all of the Group's life insurance subsidiaries have been calculated on the basis of the Australian requirements for the purpose of producing AMP Limited consolidated accounts.

The policy liabilities and solvency reserves for all life insurance businesses have been determined at the reporting date, and relevant actuarial officers within those businesses are satisfied as to the accuracy of the data used in those calculations.

The methods and profit carriers used to calculate policy liabilities for particular policy types are as follows:

Business Type	Method	Profit Carriers (for business valued using projection method)
Conventional	Projection	Bonuses
Investment account	Projection / Modified accumulation	Interest credits
Investment-linked	Projection / Accumulation	Asset under management charges
Allocated annuity	Accumulation / Modified accumulation	Interest credits
Risk	Projection / Accumulation	Expected claim payments
Annuity	Projection	Annuity payments

Under the projection method, estimates of policy cash flows (premiums, benefits, expenses and profit margins to be released in future periods) are projected into the future. The projected profit margins are expressed as a percentage of the relevant profit carrier. The policy liability is calculated as the net present value of these projected cash flows.

Under the accumulation method for investment products the policy liability is the accumulation of amounts invested by policyholders, less fees specified in the policy plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. A similar approach is used for some risk business except that the basic accumulation is the amount of unearned premium plus outstanding and unreported claims at the valuation date.

For group investment account business and some individual investment account business, a modified accumulation approach is used which allows for the fact that crediting rates are determined by reference to investment income over a period longer than one year.

All the profits arising from the life insurance fund of NP Life accrue to the policyholders of that fund. As shareholders have no direct interest in that fund, the policy liabilities for that business are equal to the net assets of the relevant life insurance funds.

Approximate methods have been used in the calculation of policy liabilities for some products for which the liabilities and profit are not material.

Set out below is a summary of the key assumptions used in the calculation of policy liabilities.

(i) Discount rates (investment earnings)

For products matched closely by portfolios of fixed interest securities, the assumed earning rate is the implied yield on the total portfolio of matching assets less an appropriate margin for default risk.

The assumed earning rates for other business are largely driven by long term (eg. 10 yr) government bond yields. The bond yields used at 31 December 2002 were (2001 in parentheses):

	Long Term Bond Yield
Australia	5.2% (6.1%)
New Zealand	6.2% (6.9%)
United Kingdom	4.5% (5.1%)

Notes to the Financial Statements

For the year ended 31 December 2002

22. LIFE INSURANCE BUSINESS (continued)

For products backed by mixed portfolios of shares, property and fixed interest securities, the assumption then varies with the proportion of each asset sector backing the product. Assumed earning rates for each asset sector are determined by adding to the bond yield various risk premia which reflect the relative differences in expected future earning rates for different countries and asset sectors. The risk premia applicable at 31 December 2002 were (2001 in parentheses, where different):

	Australia	New Zealand	UK
Local Equities	3.5% (4.0%)	3.6% (3.1%)	3.3% (3.0%)
International Equities	2.9% (3.0%)	2.9% (3.0%)	2.9% (3.0%)
Property	2.4% (2.0%)	2.0%	2.0%
Corporate Bonds	0.5%	0.5%	0.5%
Other Fixed Interest	0.0%	0.0%	0.0%
Cash	-1.0%	-1.0%	-1.0%

For 2002, the risk premia for equities and Australian property include an allowance for the extent to which the relevant market is perceived to be under or over valued relative to bond markets.

Consistent with the above, minor changes have also been made to the assumed mix between future income and capital gains for the purposes of estimating future tax.

At 31 December 2001 an explicit allowance was made for transaction costs, averaging 0.2%. At 31 December 2002 no explicit allowance is made, the cost being allowed for implicitly in the risk premia.

Some significant changes in assumed asset mix have occurred in those funds containing participating business. The broad asset mixes for such funds at 31 December 2002 were (2001 in parentheses):

	Equities	Property	Fixed Interest	Cash
Statutory Fund 1 (Australia)	28% (32%)	16% (17%)	42% (40%)	14% (11%)
Statutory Fund 1 (NZ non IL)	43% (55%)	18% (21%)	34% (23%)	5% (1%)
Pearl Long Term Fund	33% (63%)	14% (9%)	38% (26%)	15% (2%)
London Life With Profits Funds	41% (56%)	11% (11%)	46% (31%)	2% (2%)

Where the assumption used is net of tax, then tax on investment income is allowed for at rates appropriate to the country, class of business and asset sector, including any allowance for imputation credits on equity income.

(ii) Future growth in unit prices
For investment-linked business the assumed future rates of growth of unit prices are the discount rates (determined as above) less appropriate allowance for management fees.

(iii) Future participating benefits
For participating business, the total value of future bonus (and the associated shareholders' profit margin) which is included in policy liabilities is the amount supported by the value of supporting assets after allowing for the assumed future experience. The pattern of bonuses and shareholder profits assumed to emerge in each future year then depends on the assumed relationship between reversionary bonus (or interest credits) and terminal bonus. This relationship is set to reflect the philosophy underlying actual bonus declarations.

There have been no changes to the basis on which the assumed future relationship between reversionary bonus and terminal bonus is determined, although the level at which business is pooled for determining supportable bonuses has been increased at Pearl, consistent with management methodology, developments in UK regulations and industry practice.

Actual bonus declarations are determined to reflect, over time, the investment returns of the particular fund and other factors in the emerging experience and management of the business. These factors include allowance for a reasonable degree of smoothing; reasonable expectations of policyholders; equity between generations of policyholders and across different classes and types of business; and on-going solvency and capital adequacy. Given the many factors involved, the range of bonus structures and rates for AMP's participating business is extremely diverse.

(iv) Future maintenance expenses
Unit maintenance costs are based on budgeted expenses (including GST as appropriate and excluding one-off expenses) in the year following the reporting date, increased by the rate of inflation set out below. These expenses include fees charged to the life funds by service companies. Unit costs vary by product line and class of business based on an apportionment which is supported by expense analyses.

Future investment expenses are based on the fees currently charged by the asset managers.

Notes to the Financial Statements

For the year ended 31 December 2002

22. LIFE INSURANCE BUSINESS (continued)

(v) Inflation and indexation

Annual inflation rates of 2.1%, 2.6% and 1.8% are assumed for Australia, NZ and the UK respectively (2001: 2.6% for Australia, 2.4% for NZ and 1.9% for the UK). The assumptions for expense inflation are based on these rates, having regard also to the terms of the relevant service company agreements.

Benefits and premiums under many regular premium policies are automatically indexed. Assumed future take-up of these indexation options is based on AMP's own experience.

(vi) Basis of taxation

The bases of taxation in each country (including deductibility of expenses) are assumed to continue in accordance with current legislation. Refer to Note 5 for details.

(vii) Voluntary discontinuance

Rates for the incidence of withdrawals, paid-ups and premium dormancy are based on recent investigations of experience. The rates are based upon individual global rates for each of the product groups which are then adjusted for either duration or age attained, as appropriate. Given the variety of influences affecting discontinuance for different product groups, the range of voluntary discontinuance rates across the Group is extremely diverse.

Future rates of discontinuance at 31 December 2002 are unchanged from those assumed at 31 December 2001 apart from:

- In Australia, increases ranging from 1% pa to 2% pa to withdrawal rates for retail superannuation, risk and allocated annuity business combined with some reductions for group superannuation and closed ordinary investment-linked and investment account products;
- In NZ, increase in withdrawal rates for disability and reduced rates for term and investment account products; and
- In UK, increase in withdrawal rates for risk business at Pearl.

(viii) Surrender values

The surrender bases assumed are those current at the reporting date. During 2002, there have been no changes to these which would materially affect the valuation results.

(ix) Mortality and morbidity

Standard mortality tables applicable to each country are used (e.g. IA95-97 and IM(F)80 in Australia and NZ, AM(F)80 and RM(C)V92 in the UK). These standard tables are based on national or industry wide data. They are then adjusted by factors which take account of AMP's own experience. For annuity business adjustment is also made for mortality improvement prior to and after the valuation date.

Assumed rates of mortality at 31 December 2002 are, in some instances, lower than those assumed at 31 December 2001, to reflect increased longevity of the population. In particular, rates of annuitant mortality have been reduced; by 1% in Australia and NZ and 12% to 20% at NPI. Following analysis of recent experience, no change in annuitant mortality assumptions has been made at Pearl or London Life.

For the incidence of lump sum disability, standard tables are not available and so the assumptions are based on recent AMP and industry experience. There have been no significant changes to these assumptions over the year.

For Australian disability income business, the most suitable table available is CIDA85, which is based on North American experience. It is extensively adjusted for AMP's experience with the adjustment dependent on age, sex, waiting period, occupation, smoking status and claim duration. As at 31 December 2002 changes have been made to the occupation factors such that, on average, the assumed rates of claim incidence are about 5% lower than those assumed at 31 December 2001.

(f) Policy acquisition costs - life insurance

Policy acquisition costs are the fixed and variable costs of acquiring new business and include the related commission, policy issuing and underwriting costs, agency expenses and other sales costs. The actual acquisition costs incurred in life businesses are recorded in the statement of financial performance.

The future recovery of acquisition costs is taken into account in determining life insurance policy liabilities. The acquisition costs to be recovered are determined as the excess (if any) of the actual costs incurred over the explicit initial policy charges. Losses are recognised at inception where future profits are insufficient to recover net acquisition costs.

(g) Unvested policyholder benefits

For those Australian and New Zealand life insurance funds which include participating business, part of the assets in excess of the policy and other liabilities calculated under MoS is attributed to policyholders. Under the Life Act this is referred to as policy owner retained profits.

For the purpose of reporting under Accounting Standard AASB1038 this is referred to as unvested policyholder benefits and is treated as liabilities due to policyholders, as it represents amounts that have been allocated to participating policyholders generally, although they are yet to be vested in specific policyholder entitlements.

Notes to the Financial Statements

For the year ended 31 December 2002

22. LIFE INSURANCE BUSINESS (continued)

(h) Restrictions on assets

Investments held in the life funds can only be used within the restrictions imposed under the Life Act, and the Financial Services and Markets Act 2000, and the rules of the relevant regulators in each country. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency, capital adequacy and other regulatory requirements are met.

(i) Solvency and capital adequacy

Life insurance companies are required to hold prudential reserves over and above their policy liabilities, as a buffer against adverse experience and poor investment returns. The minimum level of reserves required to be held by the AMP Group to support policyholder benefits is laid down by the Life Act and accompanying actuarial standards in Australia and by the rules of the Financial Services Authority in the UK. The AMP Group holds additional amounts within its life insurance subsidiaries to ensure a higher level of security for policyholder benefits.

At 31 December 2002, AMP Life's available assets across all its statutory funds were approximately 58% higher (2001: 77% higher) than the required solvency reserve.

In the UK, a common measure of financial strength is the free asset ratio, being the value of admissible assets and any implicit items less the value of statutory liabilities and the required minimum margin expressed as a percentage of the total liabilities. This measure is particularly relevant for companies with a substantial proportion of participating (with-profits) business. The full calculation of these items as at 31 December 2002 will be finalised and submitted to the UK regulator by the end of March 2003. The best estimate available of the free asset ratios of the entities for which the measure is most relevant were approximately 2% (2001: 5%) for Pearl, 3% (2001: 5%) for London Life and 2% (2001: 8%) for NPI Closed Fund.

(j) Disaggregated information

AMP's life insurance business is conducted through a number of life insurer entities in Australia and in the UK. All of the Australian life insurance business is conducted by AMP Life Limited.

Under the Life Act, the life insurance business is conducted within one or more separate statutory funds which are distinguished from each other and from the shareholders' fund. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance Statutory Funds, and the Shareholders Fund.

Notes to the Financial Statements

For the year ended 31 December 2002

23. GENERAL INSURANCE BUSINESS

Activities reflected in 2001 include six months of the Australasian general insurance business divested on 1 July 2001, and twelve months of the general insurance businesses retained, including the run-off businesses.

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
(a) Analysis of general insurance operating result[1]				
Premium and related revenue				
Direct insurance premiums	135	1,074	-	-
Inwards reinsurance premiums	32	36	-	-
Outwards reinsurance expense	(123)	(240)	-	-
Net premium revenue	**44**	**870**	-	-
Direct claims expense	(369)	(906)	-	-
Inwards reinsurance claims expense	46	(276)	-	-
Reinsurance and other recoveries	340	299	-	-
Net claims expense	**17**	**(883)**	-	-
Acquisition costs	(2)	(140)	-	-
Other underwriting expenses	(6)	(56)	-	-
Other underwriting income	2	6	-	-
Levies and charges	(3)	(33)	-	-
Total underwriting expenses	**(9)**	**(223)**	-	-
Underwriting result	**52**	**(236)**	-	-
General administration expenses	(29)	(210)	-	-
Sundry income	7	76	-	-
	30	**(370)**	-	-
Investment income from general insurance activities				
Dividends	1	8	-	-
Interest	170	253	-	-
Rental income	-	13	-	-
Changes in net market value of investments				
- Unrealised	8	(61)	-	-
- Realised	(118)	263	-	-
Total investment income	**61**	**476**	-	-
Net profit (loss) before income tax	**91**	**106**	-	-

Note:

1. *The presentation of reinsurance and other recoveries and outwards reinsurance expense is required by AASB1023: 'Financial Reporting of General Insurance Activities' and differs from the presentation in Note 3 and 4.*

Notes to the Financial Statements

For the year ended 31 December 2002

23. GENERAL INSURANCE BUSINESS (continued)

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
(b) Outstanding claims - general insurance [1]				
Expected future claims payments - undiscounted	3,494	4,163	-	-
Discount to present value	(365)	(391)	-	-
Total outstanding claims	**3,129**	**3,772**	-	-
Current	774	1,079	-	-
Non-current	2,355	2,693	-	-
Total outstanding claims	**3,129**	**3,772**	-	-
The liability for outstanding claims is segmented as follows:				
Direct insurance	1,552	1,517	-	-
Inwards reinsurance	1,577	2,255	-	-
Total outstanding claims	**3,129**	**3,772**	-	-

(c) Outstanding claims details

The following range of inflation rates (normal and superimposed) and discount rates were used in the measurement of outstanding claims and reinsurance recoveries:

	For year ended 31 Dec 2002		For year ended 31 Dec 2001	
	Year ending 31 Dec 2003	Subsequent years	Year ending 31 Dec 2002	Subsequent years
	%	%	%	%
Direct insurance				
Inflation rate[2]	0-10.0	0-10.0	0-10.0	0-10.0
Discount rate	3.0-4.8	3.0-5.6	4.0-5.5	4.0-7.5
Inwards reinsurance				
Inflation rate[2]	0	0	0	0
Discount rate	3.0-4.0	3.0-4.0	4.5-4.7	4.5-4.7

Economic inflation decreases the purchasing power of money and superimposed inflation is the escalation of claim payments due to changes in court awards and community attitudes etc.

The weighted average expected term to settlement of the outstanding claims from the balance date is estimated to be 3.4 years (2001: 3.2 years) for direct insurance and 3.2 years for inward reinsurance (2001: 2.8 years).

Notes:

1. *Reinsurance claims recoverable are included in Receivables (Note 6).*
2. *For inwards reinsurance and some direct insurance, inflation is allowed for implicitly in the method used to determine outstanding claims.*

Notes to the Financial Statements

For the year ended 31 December 2002

23. GENERAL INSURANCE BUSINESS (continued)

(d) Analysis of claims expense

Current year claims relate to risks borne in the current financial year. Prior year claims relate to a reassessment of the risks borne in all previous financial years.

	2002			2001		
	Current year A$m	Prior years A$m	Total A$m	Current year A$m	Prior years A$m	Total A$m
Direct insurance						
Gross claims incurred and related expenses - undiscounted	-	414	414	828	165	993
Reinsurance and other recoveries - undiscounted	-	(313)	(313)	(247)	(37)	(284)
Net claims incurred - undiscounted	**-**	**101**	**101**	**581**	**128**	**709**
Discount and discount movement - gross claims incurred	-	(45)	(45)	(80)	(6)	(86)
Discount and discount movement - reinsurance and other recoveries	-	47	47	17	8	25
Net discount movement	**-**	**2**	**2**	**(63)**	**2**	**(61)**
Direct insurance claims expense	**-**	**103**	**103**	**518**	**130**	**648**

	2002 A$m	2001 A$m
Inwards reinsurance		
Gross claims incurred and related expenses - undiscounted	(161)	179
Reinsurance and other recoveries - undiscounted	(83)	(38)
Net claims incurred - undiscounted	**(244)**	**141**
Discount and discount movement - gross claims incurred	114	97
Discount and discount movement - reinsurance and other recoveries	10	(2)
Net discount movement	**124**	**95**
Inwards reinsurance claims expense	**(120)**	**236**
Direct insurance	103	648
Inwards reinsurance	(120)	236
Net claims expense	**(17)**	**884**
Reinsurance and other recoveries receivable		
Current	274	220
Non current	864	904
Total reinsurance and other recoveries receivable	**1,138**	**1,124**

Notes to the Financial Statements

For the year ended 31 December 2002

24. NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
(a) Reconciliation of the net profit (loss) after income tax to cash flows from operating activities				
Net profit (loss) after income tax	(1,623)	(190)	577	166
Depreciation of operating assets	87	72	-	-
Amortisation and writedown of intangibles	175	55	-	-
Net profit (loss) on sale of investments and operating assets	902	(2,553)	-	-
Decrease (increase) in investment asset values	14,449	12,031	-	-
Dividend income reinvested	(349)	(365)	-	-
Decrease (increase) in receivables and other assets	(1,454)	(164)	(5)	3
(Decrease) increase in net policy liabilities	(13,094)	(6,070)	-	-
(Decrease) increase in income tax provisions	(859)	(1,064)	(2)	1
(Decrease) increase in other creditors	116	(2,696)	1	-
Cash flows from operating activities	**(1,650)**	**(944)**	**571**	**170**
(b) Reconciliation of cash				
Comprises:				
Cash on hand	1,321	881	2	16
Cash on deposit	10,037	7,604	-	-
Deposits in	(2,500)	(2,107)	-	-
Bank overdrafts	(84)	(50)	-	-
Short-term bills and notes (included in investments)	4,295	2,987	-	-
Balance at the end of the year	**13,069**	**9,315**	**2**	**16**
(c) Financing arrangements				
(i) Overdraft facilities				
Bank overdraft facility available	450	452	-	-
(ii) Credit standby facilities				
Revolving and standby credit facilities				
Available	3,115	2,675	-	-
Used	(232)	-	-	-
Unused	**2,883**	**2,675**	**-**	**-**
(iii) Loan facilities				
In addition to facilities arranged through bond and note issues (refer Notes 14 & 15), financing facilities are provided through bank loans under normal commercial terms and conditions.				
Available	2,053	2,260	-	-
Used	(1,953)	(2,209)	-	-
Unused	**100**	**51**	**-**	**-**
(iv) Bond and note funding programs				
Available	22,816	24,173	-	-
Used	(3,982)	(6,296)	-	-
Unused	**18,834**	**17,877**	**-**	**-**

Notes to the Financial Statements

For the year ended 31 December 2002

24. NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(d) Acquisition of controlled entities

In the course of normal operating investment activities, AMP life insurance entities acquire equity interests in entities including unit trusts. In some cases, acquisition transactions result in AMP holding a controlling interest in the investee entity. The underlying net assets of such entities typically comprise investment assets including cash, and the consideration paid for a particular acquisition reflects the fair value of the investment assets acquired at the date of acquisition after taking into account minority interests.

From time to time, AMP also acquires equity interests in operating entities. Details of significant acquisitons of such entities are set out below:

2002: There were no significant acquisitions of controlled operating entities during 2002.
2001: On 3 August 2001, AMP acquired the independent financial advisory company Towry Law plc in the UK.

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
Consideration				
Cash paid	-	186	-	-
Loan notes	-	33	-	-
Total Consideration	-	**219**	-	-
Fair value of net assets acquired				
Cash at bank	-	3	-	-
Trade debtors	-	40	-	-
Investments	-	-	-	-
Other assets	-	92	-	-
Bank overdraft	-	(26)	-	-
Trade creditors	-	(77)	-	-
Policy owner liabilities	-	-	-	-
Other liabilities	-	(215)	-	-
Total fair value of net assets acquired	-	**(183)**	-	-
Percentage acquired	-	**100%**	-	-
Net cash effect				
Cash consideration paid	-	186	-	-
Cash at bank and on deposit included in net assets acquired	-	(3)	-	-
Bank overdrafts	-	26	-	-
Cash paid for the purchase of controlled entity as reflected in the consolidated statement of cash flows	-	**209**	-	-

Notes to the Financial Statements

For the year ended 31 December 2002

24. NOTES TO THE STATEMENT OF CASH FLOWS (continued)

(e) Disposal of controlled entities

2002: AMP's Cogent businesses in Australasia, United Kingdom and Europe were sold.

2001: AMP's General Insurance businesses in Australia and New Zealand were sold.

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
Consideration				
Cash received (net of sale costs paid)	346	1,062	-	-
Deferred consideration (net of accrued sale costs)	20			
Fair value of shares and derivatives	-	300	-	-
Total consideration	**366**	**1,362**	**-**	**-**
Assets				
Cash at bank and on deposit	85	41	-	-
Outstanding premiums	-	206	-	-
Receivables	41	307	-	-
Equity securities	-	144	-	-
Debt securities	-	932	-	-
Property	-	119	-	-
Other investments	1	461	-	-
Operating assets	16	24	-	-
Deferred tax assets	2	53	-	-
Other assets	8	146	-	-
Excess of market value over net assets of controlled entities	43	1,102	-	-
Total assets sold	**196**	**3,535**	**-**	**-**
Liabilities				
Accounts payable	22	111	-	-
Unearned premiums	-	507	-	-
Outstanding claims	-	1,296	-	-
Provisions	48	34	-	-
Deferred tax liabilities	-	22	-	-
Borrowings	24	21	-	-
Total liabilities sold	**94**	**1,991**	**-**	**-**
Net assets sold	**102**	**1,544**	**-**	**-**
Net cash effect				
Cash consideration received	346	1,062	-	-
Less: Cash at bank and on deposit included in net assets of entities disposed	(85)	(41)	-	-
Net cash received from disposal of controlled entities	**261**	**1,021**	**-**	**-**

Notes to the Financial Statements

For the year ended 31 December 2002

25. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The following tables provide information about financial assets and financial liabilities showing the weighted average effective interest rate and the earlier of the contractual repricing or maturity date for each class of interest bearing financial instrument in the statement of financial position.

Life insurance operations are conducted within life insurance funds containing policyholder, shareholder and unattributed interests. All of these interests are included in the consolidated statement of financial position for the Group in accordance with AASB1038: 'Life Insurance Business'.

The management of the risks associated with investments undertaken by life insurance funds including interest rate risk, is subject to the requirements of the relevant local regulatory requirements, which for Australia are governed by the Life Insurance Act 1995 in Australia, Financial Services and Markets Act 2002 in the UK and the rules of the relevant regulator in each country. This includes satisfying solvency requirements, which requires statutory reserves to be held specifically to address interest rate risk to the extent that assets are not matched against liabilities. A substantial portion of the interest-bearing financial assets outlined in the following tables represent investments held in life insurance funds in respect of policyholder and unattributed interests.

Notes to the Financial Statements

For the year ended 31 December 2002

25. FINANCIAL INSTRUMENTS (continued)

31 December 2002	Non interest bearing A$m	Interest bearing: Contractual repricing or maturity date (whichever is earlier) A$m: 1 year or less	1 to 5 years	More than 5 years	Total carrying amount A$m	Weighted average effective interest rate(1)(3)
Financial assets						
Cash at bank and on deposit	59	11,299	-	-	11,358	3.9%
Receivables	5,823	-	-	-	5,823	-
Equity securities	54,431	-	-	-	54,431	-
Debt securities						
- Interest bearing securities(2)	-	8,820	9,281	35,903	54,004	5.4%
- Loans associated entities	195	-	376	-	571	6.7%
- Loans secured	29	5,993	1,041	467	7,530	6.7%
- Loans unsecured	1	103	8	62	174	6.8%
- Convertible notes	-	59	9	23	91	7.3%
- Debt unit trusts	2,179	-	-	-	2,179	-
Total financial assets	**62,717**	**26,274**	**10,715**	**36,455**	**136,161**	
Other assets					**21,810**	
Total assets per statement of financial position					**157,971**	
Financial liabilities						
Payables	4,421	-	-	-	4,421	-
Borrowings						
- Bank overdrafts	-	84	-	-	84	5.2%
- Bank loans	715	258	16	76	1,065	5.9%
- Bonds & notes	-	2,078	434	1,470	3,982	5.3%
- Deposits	121	2,295	84	-	2,500	4.7%
- Other loans	237	1,778	655	25	2,695	4.4%
- Lease liability	-	-	3	-	3	8.0%
Subordinated debt						
- 6.875% GBP Subordinated Guaranteed Bonds	-	-	-	369	369	6.9%
- 7.125% GBP Subordinated Guaranteed Step-up Bonds	-	-	-	471	471	7.1%
- AMP Income Securities	-	1,240	-	-	1,240	7.1%
- 9.625% GBP Subordinated Guaranteed Bonds	-	-	372	-	372	9.6%
- Subordinated Floating Rate Note	-	100	-	-	100	5.2%
Total financial liabilities	**5,494**	**7,833**	**1,564**	**2,411**	**17,302**	
Other liabilities					**122,746**	
Total liabilities per statement of financial position					**140,048**	
Interest rate swaps(3)		(1,217)	196	1,021		

Note:

1. *The weighted average effective interest rates are calculated on the interest bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancillary costs.*
2. *Interest bearing securities may be traded before their contractual or maturity dates.*
3. *Notional principal amounts. Includes swaps effecting interest rate sensitivity only. The impact of the swaps has been incorporated into the effective interest rates.*

Notes to the Financial Statements

For the year ended 31 December 2002

25. FINANCIAL INSTRUMENTS (continued)

31 December 2001	Non interest bearing A$m	Interest bearing — Contractual repricing or maturity date (whichever is earlier) A$m: 1 year or less	1 to 5 years	More than 5 years	Total carrying amount A$m	Weighted average effective interest rate(1)(3)
Financial assets						
Cash at bank and on deposit	47	8,438	-	-	8,485	3.6%
Receivables	6,484	-	-	-	6,484	-
Equity securities	71,772	-	-	-	71,772	-
Debt securities						
- Interest bearing securities(2)	-	8,816	7,820	32,442	49,078	4.9%
- Loans associated entities	222	17	5	253	497	7.6%
- Loans secured	22	5,249	2,869	1,034	9,174	6.4%
- Loans unsecured	15	208	6	-	229	11.6%
- Convertible notes	-	-	69	17	86	7.8%
- Debt unit trusts	2,000	-	-	-	2,000	-
Total financial assets	**80,562**	**22,728**	**10,769**	**33,746**	**147,805**	
Other assets					**24,285**	
Total assets per statement of financial position					**172,090**	
Financial liabilities						
Payables	4,364	-	-	-	4,364	-
Borrowings						
- Bank overdrafts	-	50	-	-	50	5.1%
- Bank loans	392	851	261	-	1,504	6.0%
- Bonds & notes	-	4,236	600	1,460	6,296	5.4%
- Deposits	4	2,033	70	-	2,107	5.2%
- Other loans	22	35	91	557	705	7.4%
- Lease liability	-	-	6	-	6	7.5%
Subordinated debt						
- 6.875% GBP Subordinated Guaranteed Bonds	-	-	-	367	367	7.0%
- 7.125% GBP Subordinated Guaranteed Step-up Bonds	-	-	-	468	468	7.3%
- AMP Income Securities	-	1,240	-	-	1,240	6.9%
- 9.625% GBP Subordinated Guaranteed Bonds		-	369	-	369	9.6%
- Subordinated Floating Rate Note	-	100	-	-	100	5.7%
Total financial liabilities	**4,782**	**8,545**	**1,397**	**2,852**	**17,576**	
Other liabilities					**137,197**	
Total liabilities per statement of financial position					**154,773**	
Interest rate swaps(3)		(2,171)	1,161	1,010		

Note:

1. *The weighted average effective interest rates are calculated on the interest bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancillary costs.*
2. *Interest bearing securities may be traded before their contractual or maturity dates.*
3. *Notional principal amounts. Includes swaps effecting interest rate sensitivity only. The impact of the swaps has been incorporated into the effective interest rates.*

Notes to the Financial Statements

For the year ended 31 December 2002

25. FINANCIAL INSTRUMENTS (continued)

(b) Net fair values

The aggregate carrying amount of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, approximate their net fair values except for the following:

	Total carrying amount as per the statement of financial position		Aggregate net fair value	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
Financial assets				
Loans - secured	7,530	9,174	7,490	9,271
Total financial assets	**7,530**	**9,174**	**7,490**	**9,271**
Financial liabilities				
AMP Income Securities	1,240	1,240	1,107	1,130
Bonds and notes	3,982	6,296	3,900	6,148
6.875% GBP Subordinated Guaranteed Bonds	369	367	293	383
7.125% GBP Subordinated Guaranteed Step-Up Bonds	471	468	408	495
9.625% GBP Subordinated Guaranteed Bonds	372	369	412	417
Subordinated Floating Rate Note	100	100	104	104
Total financial liabilities	**6,534**	**8,840**	**6,224**	**8,677**
Derivative financial instruments				
Interest rate derivatives	-	-	(73)	(181)
Forward foreign exchange contracts	(26)	(12)	(26)	(12)

The net fair value estimates for financial assets and liabilities of the Group are based on the following methodologies and assumptions:

Financial assets

Cash at bank and on deposit

The carrying value of cash at bank and on deposit approximate their net fair value as they are short term in nature. Details of balances comprising cash at bank and on deposit and valuation methods applied are outlined in Note 1(e).

Receivables

Receivables comprise balances carried at nominal amounts due less any provision for impairment, and receivables integral to the general insurance or life insurance operations of the Group which are either discounted to their present value or reported at their market value. In each case the carrying values approximate their net fair value. Further details in relation to the valuation methods adopted are outlined in Note 1(f).

Equity securities

Equity securities, the majority of which are listed, are carried at market value based on either their quoted market prices or Directors' valuations. In each case their carrying values approximate their net fair value. Further details in relation to the valuation methods applied are outlined in Note 1(g).

Debt securities - loans secured

The net fair value of loans secured are calculated by utilising a discounted cash flow model (the net present value of the future principal and interest cash flows), based on the maturity of the loans. As loans secured are unlisted, the discount rates applied are based on the yield curve appropriate to the remaining term of the loans.

Loans secured may be carried in excess of fair value due to fluctuations in interest rates on fixed rate loans. As the fluctuations in fair value do not represent a permanent diminution and the carrying amount of the loans are recorded at recoverable amount after assessing the required impairment provision, it is not appropriate to restate their carrying amount.

Notes to the Financial Statements

For the year ended 31 December 2002

25. FINANCIAL INSTRUMENTS (continued)

Debt securities - Other
Other debt securities include interest bearing securities, unsecured loans, loans to associated entities, convertible notes or debt securities held through unit trusts. Most of these assets are held in life funds and are market valued. Details of valuation methods are outlined in Note 1(g).

Financial liabilities
Payables
Payables comprises trade creditors, policies in the process of settlement and other creditors. Accounts payable are carried at nominal amounts due. The carrying value of accounts payable approximate their net fair value.

Borrowings
Borrowings comprise domestic commercial paper and various floating rate and medium term notes. Their net fair value is estimated by discounting their cash flows at market fair value rates appropriate for their respective maturity. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Subordinated debt
Subordinated debt for the Group comprises various subordinated guaranteed bonds, and AMP income securities. As these instruments are listed securities their fair value is determined with reference to their actual quoted market prices at balance date. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Derivative financial instruments
Interest rate swap agreements
The net fair value of interest rate swap agreements is determined as the difference in present value of the future interest cash flows. This is the estimated amount which the group would receive or pay to terminate the contracts at the reporting date. The discount rates applied were based on quoted market prices.

Forward foreign exchange contracts
The net fair value of forward foreign exchange contracts is determined at balance date by applying the closing quoted market spot rate. This is the estimated amount which the group would receive or pay to terminate the contracts at the reporting date.

(c) Credit risk exposures

The maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the statement of financial position.

At balance date, AMP had no specific concentration of credit risk with a single counterparty arising from the use of financial instruments other than the normal clearing house exposures associated with dealings through recognised exchanges.

The counterparties to off-exchange contracts are limited to companies with strong credit ratings. The credit risks associated with these counterparties are assessed under the same management policies as applied to direct investments in AMP's portfolio.

(d) Derivative financial instruments entered into for hedging purposes

Derivative transactions undertaken by life insurance controlled entities as part of life insurance operations
The Group uses derivative financial instruments as a means of hedging against the impact of market movements on the value of assets in the portfolio and as a means of effecting a change in the asset mix of the portfolio so as to reduce and eliminate risks. AMP's policy is to trade in derivatives only to hedge existing financial market risk and not for the purpose of speculation.

During 2002 various UK entities within the AMP Group entered into equity derivative transactions as a means of protecting their regulatory solvency positions. As at 31 December 2002 these positions remained open.

In respect of the risks associated with the use of derivative financial instruments, price risk is controlled through the setting of exposure limits which are subject to detailed monitoring and review. Foreign exchange hedges are monitored on a regular basis to ensure they are effective in the reduction of price risk.

All derivatives including financial futures, forward foreign exchange contracts, interest rate swaps, exchange traded and other options and forward rate agreements are recognised, recorded at market value and included in the investment asset category being hedged. The weighted average effective interest rate of each interest bearing investment asset incorporates the effective interest rate of all instruments including derivatives in the asset class.

Derivative transactions undertaken by non life insurance controlled entities
The principle of using derivative financial instruments for hedging in AMP Treasury and Banking operations is to minimise financial risk from movements in interest rates and foreign exchange rates. To achieve this objective, a combination of derivatives including swaps, futures, forwards and options in the interest rate and foreign exchange markets may be used. A description of each of these derivatives is shown below:

i) Swaps - a swap transaction obliges the two parties to the contract to exchange a series of cash flows at specified intervals known as payment or settlement dates.

ii) Forward contracts - a forward rate agreement is an agreement between two parties establishing a contract interest rate on a notional principal over a specified period commencing at a specific future date.

Notes to the Financial Statements

For the year ended 31 December 2002

25. FINANCIAL INSTRUMENTS (continued)

iii) Futures contracts - a futures contract is similar to a forward contract. A futures contract obliges its owner to buy a specific underlying commodity or financial instrument at a specified price on the contract maturity date (or to settle the value for cash). Futures contracts are exchange traded.

iv) Options - an option contract gives the option holder the right, but not the obligation, to buy or sell a specified amount of a given commodity or financial instrument at a specified price during a certain period or on a specific date. The writer of the option contract is obliged to perform if the holder exercises the right contained therein.

(e) Securitisation
During the year mortgages totalling $1,413m (2001: $1,265m) were sold into a securitisation vehicle. At 31 December 2002 AMP has outstanding securitised assets amounting to $2,322m (2001: $1,462m) after allowing for amortisation of the initial assets securitised.

The securities issued by the securitisation programs do not represent deposits or other liabilities of the Group. The Group does not in any way stand behind the capital value and/or performance of the securities or the assets of the program except to the limited extent provided in the transaction documents for the program through the provision of arm's length services and facilities as outlined in Note 1(ee). The Group does not guarantee the payment of interest or the repayment of principal due on the securities. The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support. The Group has no right to repurchase any of the securitised loans and no obligation to do so.

(f) Terms, conditions and accounting policies
The accounting policies and terms and conditions for each class of financial asset and financial liability at the balance date, are outlined in Note 1. Further details in relation to the terms and conditions of financial instruments are also provided in Note 15 in relation to subordinated debt and Note 24 in relation to cash, deposits and financing arrangements.

Terms and conditions relating to borrowings are outlined following:

	Note	Consolidated 2002 A$m	Consolidated 2001 A$m	Parent 2002 A$m	Parent 2001 A$m
Bonds and notes					
A$98m (2001: A$200m) Medium Term Notes (at weighted average rate of 4.75% maturing in November 2003)		98	200	-	-
A$400m Medium Term Notes (at weighted average rate of 5.5% maturing in April 2004)		400	400	-	-
DEM1bn Euro Medium Term Note (at 4.875% maturing November 2008)		1,016	1,010	-	-
Domestic Commercial Paper (at various rates maturing in less than 1 year)		25	228	-	-
Euro Commercial Paper (various short term discounted securities issued with a maturity of less than 1 year)		561	1,865	-	-
Floating Rate Notes (at 6 month LIBOR - 1% maturing March 2006)		31	33	-	-
GBP40m Floating Rate Note (at 3 month LIBOR + 0.3% maturing November 2003)		114	114	-	-
GBP60m Floating Rate Notes (at 3 month LIBOR + 0.22% maturing February 2002)		-	171	-	-
GBP160m Euro Medium Term Note (at 6.375% maturing November 2010)		454	450	-	-
Henderson Floating Rate Notes due 2004		3	5	-	-
Negotiable Certificates of Deposit (at various rates maturing predominantly in 1-3 months)		901	1,444	-	-
USD200m Floating Rate Notes (at 3 month LIBOR + 0.25% maturing June 2003)		379	376	-	-
Total bonds and notes	14	**3,982**	**6,296**	-	-

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS

Details of investments in controlled entities are as follows:

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	 2001
1 York Street Holdings Pty Limited	Australia	Ord		100	100
145 Old Pittwater Road Pty Limited	Australia	Ord		100	100
255 George Street Investment A Pty Limited	Australia	Ord		100	100
255 George Street Investment B Pty Limited	Australia	Ord		100	100
321 Holdings Pty Ltd	Australia	Ord	1,2	-	-
345 Nominees Pty Limited	Australia	Ord	2	-	100
500 Collins Street Pty Limited	Australia	Ord A,B,C		100	100
A and B Properties Pty Limited	Australia	Ord		100	100
A.C.N. 063 600 260 Pty Limited	Australia	Ord		100	100
A.C.N. 086 091 643 Pty Limited	Australia	Ord		100	100
A.C.N. 086 091 689 Pty Limited	Australia	Ord		100	100
AASM Pty Limited	Australia	Ord	2	-	100
Abbey Capital Properties (NSW) Pty Limited	Australia	Ord		100	100
Abbey Capital Real Estate Pty Limited	Australia	Ord		100	100
ADP NZ Finance Company Limited	NZ	Ord	1,6	100	-
Advisaz Limited	UK	Ord		100	100
AG Australia Holdings Limited	Australia	Ord		100	100
AG Life Limited	Australia	Ord		100	100
Akimbo Nominees Limited	Hong Kong	Ord		100	100
Alaska Fibre Star LLC	USA	N/A	2,4	-	90
Alaska Northstar Communications LLC	USA	N/A	2,4	-	90
Alcobendas Entrust Limited	UK	Ord		100	100
Allmarg Corporation Limited	NZ	Ord, Pref		100	100
AMP (Bermuda) Limited	Bermuda	Ord, Red Pref		100	100
AMP (Buchanan Galleries) Limited	UK	Ord		100	100
AMP (NPI) Finance Limited	UK	Ord, Pref		100	100
AMP (NPI) Holdings Limited	UK	Ord A, Participating B		100	100
AMP (NPI) Payments Limited	UK	Ord		100	100
AMP (UK) Finance Services Plc	UK	Ord		100	100
AMP (UK) Financial Planning Limited	UK	Ord		100	100
AMP (UK) Financial Services Limited	UK	Ord		100	100
AMP (UK) Investment Services 2 Limited	UK	Ord		100	100
AMP (UK) Investment Services Limited	UK	Ord, Ord A		100	100
AMP (UK) PGI Limited	UK	Ord		100	100
AMP (UK) Plc	UK	Ord, Pref A,C		100	100
AMP (UK) Services Limited	UK	Ord		100	100
AMP (UK) Trustees Limited	UK	Ord		100	100
AMP AFSL Limited	Australia	Ord	1	100	-
AMP Annuities Limited	Australia	Ord		100	100
AMP ASAL Pty Ltd	Australia	Ord		100	100
AMP Asset Management Limited	UK	Ord		100	100
AMP Australia Nominees Pty Limited	Australia	Ord	6	100	100
AMP Australian Financial Services Holdings Limited	Australia	Ord	1,6	100	-
AMP Australian Real Estate Holdings Pty Limited	Australia	Ord		100	100
AMP Bank Limited	Australia	Ord		100	100
AMP Bayswater Coal Pty Limited	Australia	Ord		100	100
AMP Buchanan Plc	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	 2001
AMP Capital Holdings Limited	NZ	Ord		100	100
AMP Capital Investments Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 2 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 4 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 5 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 7 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 8 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 9 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 10 Limited	NZ	Ord A,B, Pref		90	90
AMP Capital Investments No. 11 Limited	NZ	Ord A, B		90	90
AMP Capital Investments No. 12 Limited	NZ	Ord A, B	1	90	-
AMP Chile Holdings Limitada	Chile	N/A		100	100
AMP Consulting Pty Limited	Australia	Ord		100	100
AMP Custodial Investments No. 1 Limited	NZ	Ord A,B, Pref		90	90
AMP Custodian Services (NZ) Limited	NZ	Ord		100	100
AMP European Holdings Limited (formerly AMP International & Technology Ventures Limited)	UK	Ord		100	100
AMP Finance Limited	Australia	Ord		100	100
AMP Finance Services Limited	Australia	Ord		100	100
AMP Financial Investment Group Holdings Limited	Australia	Ord		100	100
AMP Financial Planning Pty Limited	Australia	Ord		100	100
AMP Financial Services (Asia) Pte Limited	Singapore	Ord		100	100
AMP Financial Services Holdings Limited	Australia	Ord		100	100
AMP GBS Limited (formerly GIO Building Society Limited)	Australia	Fixed		100	100
AMP General Insurance Holdings Limited	Australia	Ord		100	100
AMP General Insurance Limited	Australia	Ord		100	100
AMP GI Distribution Pty Limited	Australia	Ord		100	100
AMP Global Property Investments Pty Limited	Australia	Ord		100	100
AMP Group Finance Services Limited	Australia	Ord		100	100
AMP Group Holdings Limited	Australia	Ord		100	100
AMP Group Services Limited	Australia	Ord		100	100
AMP Guardians Pty Limited	Australia	Ord		100	100
AMP Henderson Asset Management Limited	Australia	Ord		100	100
AMP Henderson Global Investors (New Zealand) Limited	NZ	Ord		100	100
AMP Henderson Global Investors Limitada	Chile	Ord		100	100
AMP Henderson Global Investors Limited	Australia	Ord		100	100
AMP Henderson Holdings Limited (formerly AMP Asset Management Holdings Limited)	Australia	Ord		100	100
AMP Henderson Property Nominees Limited	Australia	Ord		100	100
AMP Holdings Limited	Australia	Ord A,B, B Class Red Pref		100	100
AMP IFA Holdings Limited	Australia	Ord A,B		100	100
AMP Insurance Investment Holdings Pty Limited	Australia	Ord		100	100
AMP Interactive Investor Limited	UK	Ord		100	100
AMP International (Holdings) S.A.	Luxembourg	Ord		100	100
AMP International Holdings Limited	UK	Ord		100	100
AMP International Management Services S.A	Luxembourg	Ord		100	100
AMP Invest Plc	UK	Ord A,B		100	100
AMP Investment Management (NZ) Limited	NZ	Ord		100	100
AMP Investment Services No. 2 Pty Limited	Australia	Ord	6	100	100

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	% Holdings 2001
AMP Investment Services Pty Limited	Australia	Ord		100	100
AMP Japan Co. Limited	Japan	Ord		100	100
AMP Life Limited	Australia	Ord		100	100
AMP-Medallist Investor, Inc	USA	Ord	6	100	100
AMP New Ventures Limited (formerly AMP Life (UK) Limited)	UK	Ord		100	100
AMP NZSSP Trustee Limited	NZ	Ord	1	100	-
AMP Overseas Investments (NZ) Limited	NZ	Ord		100	100
AMP Pensions Administration Limited (formerly Cogent Pensions Administration Limited)	UK	Ord		100	100
AMP Personal Investment Services Limited	Australia	Ord		100	100
AMP Portfolio Managers Limited	UK	Ord		100	100
AMP Private Capital New Zealand Limited	NZ	Ord		100	100
AMP Private Capital No. 2 Pty Limited	Australia	Ord		100	100
AMP Private Capital NZ Holdings Limited	NZ	Ord		100	100
AMP Private Investments Pty Limited	Australia	Ord		100	100
AMP Property Investments (Qld) Pty Limited	Australia	Ord		100	100
AMP Real Estate Pty Limited	Australia	Ord	6	100	100
AMP Remuneration Reward Plans Nominees Pty Limited	Australia	Ord		100	100
AMP Securities Co. Limited	Japan	Ord		100	100
AMP Service Software Development (NZ) Limited	NZ	Ord		100	100
AMP Services (NZ) Limited	NZ	Ord		100	100
AMP Services Holdings Limited	Australia	Ord		100	100
AMP Services Limited	Australia	Ord		100	100
AMP Shopping Centres Pty Limited	Australia	Ord		100	100
AMP Society Pty Limited	Australia	Ord		100	100
A.M.P. Superannuation Limited	Australia	Ord		100	100
AMP Superannuation (NZ) Limited	NZ	Ord		100	100
AMP Superannuation Investment Trustee (NZ) Limited	NZ	Ord		100	100
AMP Technology Ventures Limited	UK	Ord		100	100
AMP US Holdings Co	USA	Ord		100	100
AMP Virgin Holdings Limited	UK	Ord		100	100
A.M.P. Workers' Compensation Services (N.S.W.) Limited	Australia	Ord		100	100
AMP Workers' Compensation Services (VIC) Limited	Australia	Ord		100	100
AMP/ERGO Mortgage and Savings Limited	NZ	Ord		100	100
AMPG (1992) Limited	Australia	Ord		100	100
Ample Investment Limited	UK	Ord		100	100
Arrive Wealth Management Limited (formerly AMP Plus Limited)	Australia	Ord		100	100
Australian Mutual Provident Society Pty Limited	Australia	Ord		100	100
Australian Securities Administration Limited	Australia	Ord		100	100
Balclutha Holdings Limited	NZ	Ord,Pref		100	78
Basil Investments Limited	UK	Ord A, Pref B		100	100
Bolfend Pty Limited	Australia	Ord		100	100
Carillon Avenue Pty Limited	Australia	Ord		93	100
Celbella Pty Limited	Australia	Ord	2	-	100
Charter Sense Investments Limited	Hong Kong	Ord		100	100
Cinema Entrust Limited	UK	Ord		100	100
Cliffpath Pty Limited	Australia	Ord	2	-	100
Cloud Investments Limited	NZ	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	2001
Cobalt Runoff Services Limited	Australia	Ord		100	100
Cogent Investment Operations Ireland Limited	Ireland	Ord	2	-	100
Cogent Investment Operations Jersey Limited	Jersey	Ord	2	-	100
Cogent Investment Operations Limited	UK	Ord	2	-	100
Cogent Investment Operations Luxembourg SA	Luxembourg	Ord	2	-	100
Cogent Investment Operations Pty Limited	Australia	Ord	2	-	100
Cogent Nominees (NZ) Limited	NZ	Ord	2	-	100
Cogent Nominees Pty Limited	Australia	Ord	2	-	100
Cogent Operations Limited	UK	Ord	2	-	100
Cogent Secretarial Services Limited	UK	Ord	2	-	100
Cogent Securities Pty Limited	Australia	Ord	2	-	100
Collins Place No. 2 Pty Limited	Australia	Ord		100	100
Collins Place Pty Limited	Australia	Ord		100	100
Commercial & Industrial Management Pty Limited (formerly AMP Commercial Property Management Pty Limited)	Australia	Ord		100	100
Compania Contractual Minera Equatorial Resources	Chile	Ord		95	95
Compania Contractual Minera Leonor	Chile	Ord A,B		95	95
Compania Contractual Minera Pabellon	Chile	Ord		51	51
Crescent Centre Bristol (No.1) Limited	UK	Ord	1	100	-
Crescent Centre Bristol (No.2) Limited	UK	Ord	1	100	-
CSC Information Systems Limited	UK	Ord A,B	6, 7	25	25
Culinary Air Limited	NZ	Ord		100	100
DTB Nominees Pty Limited	Australia	Ord	2	-	100
Eagle Towers Pty Limited	Australia	Ord		100	100
ELOANNZ.CO.NZ LIMITED	NZ	Ord		100	100
Equatorial Mineral Park, Inc	USA	Ord		95	95
Equatorial Mining Limited	Australia	Ord		95	95
Equatorial Mining North America, Inc	USA	Ord, Pref		95	95
Equatorial Nova Scotia Corp	Canada	Ord		95	95
Equatorial Resources Limited	Bermuda	Pref		95	95
Equatorial Tonopah, Inc	USA	Ord, Pref		95	95
Equatorial Treasure Limited	Bermuda	Ord, Pref		95	95
Equitorial Zonia, Inc	USA	Ord	2	-	95
ERGO Personal Financial Services Limited	NZ	Ord		100	100
Financial Services Distribution Limited	NZ	Ord		100	100
Forms Investment Limited	NZ	Ord		100	100
Frozen Foods Investment Limited	NZ	Ord		100	100
GIO Superannuation Guardian Pty Limited	Australia	Ord	2	-	100
GIO Workers Compensation (SA) Pty Limited	Australia	Ord	2	-	100
Gordian Mortgage Insurance Limited	Australia	Ord		100	100
Gordian RunOff (UK) Limited	UK	Ord		100	100
Gordian RunOff Limited	Australia	Ord, Pref A,B,C,D		100	100
GRW Group Pty Limited	Australia	Ord	2,3	-	100
GRW Property Limited	Australia	Ord	2,3	-	100
Guthrie Herrington & Co Limited	UK	Ord		100	100
Henderson (Bull Ring) Limited	UK	Ord		100	100
Henderson (Covent Garden) Limited	UK	Ord		100	100
Henderson (Martineau Phase 1) Limited	UK	Ord		100	100

Notes to the Financial Statements
For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	% Holdings 2001
Henderson (Martineau Phase 2) Limited	UK	Ord		100	100
Henderson (Moor House) Limited	UK	Ord		100	100
Henderson (Potteries) Limited	UK	Ord	1	100	-
Henderson Administration (Guernsey) Limited	Guernsey	Ord		100	100
Henderson Administration Group Limited	UK	Ord		100	100
Henderson Administration International Holdings Limited	UK	Ord, Part Pref		100	100
Henderson Administration Limited	UK	Ord		100	100
Henderson Administration Services Limited	UK	Ord		100	100
Henderson Administration Trustees Limited	UK	Ord	1	100	-
Henderson BR Birmingham Limited	UK	Ord		100	100
Henderson Equity Partners Limited	UK	Ord		100	100
Henderson Fund Management Plc	UK	Ord		100	100
Henderson Fund Management Stakeholder GP Limited	UK	Ord		100	100
Henderson Global Investors (France) SAS	France	Ord	1	100	-
Henderson Global Investors (Holdings) Plc	UK	Ord		100	100
Henderson Global Investors (Hong Kong) Limited	Hong Kong	Ord		100	100
Henderson Global Investors (International Holdings) BV	Netherlands	Ord		100	100
Henderson Global Investors (Japan) KK	Japan	Ord	8	100	100
Henderson Global Investors (Jersey) Limited	Jersey	Ord		100	100
Henderson Global Investors (North America) Inc	USA	Ord		100	100
Henderson Global Investors (Singapore) Limited	Singapore	Ord		100	100
Henderson Global Investors (Switzerland) AG	Switzerland	Ord	1	100	-
Henderson Global Investors BV	Netherlands	Ord		100	100
Henderson Global Investors Equity Planning Inc	USA	Ord		100	100
Henderson Global Investors GP LLC	USA	Ord	1	100	-
Henderson Global Investors Limited	UK	Ord		100	100
Henderson Global Investors (Ireland) Limited	Ireland	Ord	1	100	-
Henderson Global Investors Stakeholder GP Limited	UK	Ord		100	100
Henderson Independent Fund Management SA	Luxembourg	Ord		100	100
Henderson International Inc	USA	Ord		100	100
Henderson Invest Limited	UK	Ord		100	100
Henderson Investment Funds Limited	UK	Ord		100	100
Henderson Investment Management Limited	UK	Ord		100	100
Henderson Investors Limited	UK	Ord		100	100
Henderson Management SA	Luxembourg	Ord		100	100
Henderson MG Birmingham Limited	UK	Ord		100	100
Henderson MP Birmingham Limited	UK	Ord		100	100
Henderson Nominees Limited	UK	Ord	2	-	100
Henderson North American Partners	USA	N/A	2	-	100
Henderson Premier Greenford Limited	UK	Ord		100	100
Henderson Private Capital (GP) Limited	Scotland	Ord		100	100
Henderson Private Capital Limited	UK	Ord		100	100
Henderson Private Capital Pty Limited (formerly AMP Private Capital Pty Limited)	Australia	Ord	6	100	100
Henderson Property Management (Jersey) Limited	Jersey	Ord	6	100	100
Henderson Real Estate Strategy Limited	UK	Ord		100	100
Henderson Secretarial Services Limited	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	 2001
Henderson Touche Remnant (Guernsey) Limited	Guernsey	Ord		100	100
Henderson Trust Company Limited	Jersey	Ord		100	100
HGI Investment Holdings Pty Limited	Australia	Ord	1	100	-
HGP2 Limited	Scotland	Ord	1	100	-
HGP3 Limited	Scotland	Ord	1	100	-
HGP4 Limited	Scotland	Ord	1	100	-
HGP5 Limited	Scotland	Ord	1	100	-
Hillross Financial Services Pty Limited	Australia	Ord		100	100
HPC Nominees Limited (formerly AMP Nominees Limited)	UK	Ord		100	100
INSSA Pty Limited	Australia	Ord		100	100
Interactive Investor (Overseas) Limited	UK	Ord		100	100
Interactive Investor International (SA) Pty Limited	South Africa	Ord	6	100	100
Interactive Investor Limited	UK	Ord		100	100
Interactive Investor Solutions Limited	UK	Ord		100	100
Interactive Investor Trading Limited	UK	Ord		100	100
Interactive Markets (Asia) Limited	HK	Ord		100	100
Interactive Markets Limited	UK	Ord		100	100
Inversiones Mineras Los Andes Limitada	Chile	Ord		100	100
Investment Services Nominees Pty Limited	Australia	Ord		100	100
JAMPS (Bermuda) Limited	Bermuda	Ord	2	-	70
Jetcloud Pty Limited	Australia	Ord		100	70
Kadella Park Pty Limited	Australia	Ord		100	100
Kent Street Pty Limited	Australia	Ord		100	100
KMH Holdings Pty Limited	Australia	Red Pref		100	100
Knox City Shopping Centre Investments (No. 2) Pty Limited	Australia	Ord		100	100
London Life (3 Henrietta Street) Limited	UK	Ord	1	100	-
London Life (7/8 Henrietta Street) Limited	UK	Ord	1	100	-
London Life (9 Henrietta Street) Limited	UK	Ord	1	100	-
London Life (10 Henrietta Street) Limited	UK	Ord	1	100	-
London Life (11 Henrietta Street) Limited	UK	Ord	1	100	-
London Life (12/13 Henrietta Street) Limited	UK	Ord	1	100	-
London Life (17/18 Henrietta Street) Limited	UK	Ord	1	100	-
London Life (30 Maiden Lane) Limited	UK	Ord	1	100	-
London Life (40/41 Maiden Lane) Limited	UK	Ord	1	100	-
London Life (Caxton Court) Limited (formerly London Life (4 Henrietta Street) Limited)	UK	Ord	1	100	-
London Life (Four Pools) Limited	UK	Ord		100	100
London Life (Hambridge) Limited	UK	Ord		100	100
London Life (High Road, Whetstone) Limited	UK	Ord		100	100
London Life (Lochside Court) Limited	UK	Ord		100	100
London Life (Marsh Barton) Limited	UK	Ord	2	-	100
London Life (Norton Folgate) Limited	UK	Ord	1	100	-
London Life (Oldham Broadway) Limited	UK	Ord		100	100
London Life (Oxford SP) Limited	UK	Ord		100	100
London Life (Picketts Lock) Limited	UK	Ord		100	100
London Life (Rivergate) Limited	UK	Ord		100	100
London Life (Solihull) Limited	UK	Ord	2	-	100
London Life (Union Park) Limited	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	2001
London Life (Wharf) Limited	UK	Ord		100	100
London Life (Wincheap) Limited	UK	Ord		100	100
London Life Grosvenor Crescent Limited	UK	Ord	2	-	100
London Life Group Services Limited	UK	Ord		100	100
London Life Holdings Limited	UK	Ord		100	100
London Life Limited	UK	Ord		100	100
London Life Linked Assurances Limited	UK	Ord		100	100
London Life Trustees Limited	UK	Ord		100	100
Lonsdale Management Pty Limited	Australia	Ord	2	-	100
Marina Entrust Limited	UK	Ord	2	-	100
Maritime Insurance Agency (NZ) Pty Limited	NZ	Ord	2	-	100
Medallist AMP Golf Holdings Pty Limited	Australia	Ord	6	80	80
Mermaid Nominees Limited	UK	Ord	2	-	100
Merson (Qld) Pty Limited	Australia	Ord		100	100
Merson Property Pty Limited	Australia	Ord, Red Pref		100	100
Michie European Holdings BV	Netherlands	Ord		100	100
Mowla Pty Limited	Australia	Ord		100	100
Muirfield Properties Pty Limited	Australia	Ord		100	100
Narrawa Pty Limited	Australia	Ord		100	100
National Provident Institution	UK	N/A		100	100
National Provident Life Limited	UK	Ord		100	100
New London Properties Limited	UK	Ord, Cum Pref		100	100
NP Life Holdings Limited	UK	Ord, Ord B		100	100
NPI (10 Gt Newport) Limited	UK	Ord		100	100
NPI (10 Henrietta Street) Limited	UK	Ord	1	100	-
NPI (103 Broad Street) Limited	UK	Ord		100	100
NPI (107 Peascod) Limited	UK	Ord	2	-	100
NPI (118 High Street Winchester) Limited	UK	Ord	2	-	100
NPI (12 Eastgate) Limited	UK	Ord		100	100
NPI (17/18 Henrietta Street) Limited	UK	Ord	1	100	-
NPI (201 High Street Cheltenham) Limited	UK	Ord		100	100
NPI (226 Sauchiehall) Limited	UK	Ord		100	100
NPI (28/29 Southampton Street) Limited	UK	Ord	1	100	-
NPI (3 Henrietta Street) Limited	UK	Ord	1	100	-
NPI (30 Maiden Lane) Limited	UK	Ord	1	100	-
NPI (31 Cornmarket) Limited	UK	Ord		100	100
NPI (4 Henrietta Street) Limited	UK	Ord	1	100	-
NPI (40/41 Maiden Lane) Limited	UK	Ord	1	100	-
NPI (41 Kingsway) Limited	UK	Ord		100	100
NPI (42/43 Maiden Lane) Limited	UK	Ord	1	100	-
NPI (4-6 Commercial Street, Leeds) Limited	UK	Ord	1	100	-
NPI (55 Temple Row, Birmingham) Limited	UK	Ord	1	100	-
NPI (67/68 Long Acre) Limited	UK	Ord		100	100
NPI (7/8 Henrietta Street) Limited	UK	Ord	1	100	-
NPI (9 Henrietta Street) Limited	UK	Ord	1	100	-
NPI (Acton Lane) Limited	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	2001
NPI (Aspen) Limited	UK	Ord		100	100
NPI (Aztec West) Limited	UK	Ord		100	100
NPI (Belford) Limited	UK	Ord	2	-	100
NPI (Brandon Road) Limited	UK	Ord		100	100
NPI (Broadway) Limited	UK	Ord		100	100
NPI (CBX) Limited	UK	Ord		100	100
NPI (Chesford Grange) Limited	UK	Ord	2	-	100
NPI (Clarendon Road) Limited	UK	Ord		100	100
NPI (Corinthian House) Limited	UK	Ord		100	100
NPI (County Oak) Limited	UK	Ord	2	-	100
NPI (Cranmer House) Limited	UK	Ord		100	100
NPI (Cribbs Causeway) Limited	UK	Ord		100	100
NPI (Crossways) Limited	UK	Ord		100	100
NPI (Crossweys Guildford) Limited	UK	Ord	2	-	100
NPI (East Brickhill, Milton Keynes) Limited	UK	Ord		100	100
NPI (Gentleman's Walk) Limited	UK	Ord	2	-	100
NPI (Heathfield Road) Limited	UK	Ord		100	100
NPI (Hendon) Limited	UK	Ord		100	100
NPI (Hook) Limited	UK	Ord		100	100
NPI (Interplex 16) Limited	UK	Ord		100	100
NPI (IT, Maidenhead) Limited	UK	Ord		100	100
NPI (Kimpton) Limited	UK	Ord		100	100
NPI (Kings Road Reading) Limited	UK	Ord	2	-	100
NPI (Lexicon) Limited	UK	Ord		100	100
NPI (Linkmel) Limited	UK	Ord	2	-	100
NPI (Lister Road) Limited	UK	Ord		100	100
NPI (Long Acre) Limited	UK	Ord		100	100
NPI (Marlow) Limited	UK	Ord		100	100
NPI (Maylands 1) Limited	UK	Ord	1	100	-
NPI (Maylands 2) Limited	UK	Ord	1	100	-
NPI (Merlin Place) Limited	UK	Ord		100	100
NPI (Mile End) Limited	UK	Ord		100	100
NPI (Mount Pleasant) Limited	UK	Ord	2	-	100
NPI (Old Jewry) Limited	UK	Ord	2	-	100
NPI (Petty Cury) Limited	UK	Ord		100	100
NPI (Phase 20 GBP) Limited	UK	Ord		100	100
NPI (Phase 21 GBP) Limited	UK	Ord		100	100
NPI (Phase 9 GBP) Limited	UK	Ord		100	100
NPI (Piercy House) Limited	UK	Ord		100	100
NPI (Poplar) Limited	UK	Ord		100	100
NPI (Princes Road) Limited	UK	Ord	2	-	100
NPI (Printworks) Limited	UK	Ord		100	100
NPI (Queen Annes Gate) Limited	UK	Ord		100	100
NPI (Ranger House) Limited	UK	Ord		100	100
NPI (Roddis House) Limited	UK	Ord	2	-	100
NPI (Rutland Court) Limited	UK	Ord		100	100
NPI (Sitel House) Limited	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	2001
NPI (St Catherines) Limited	UK	Ord		100	100
NPI (St Martins Place) Limited	UK	Ord		100	100
NPI (St Vincent Street) Limited	UK	Ord	2	-	100
NPI (Stonecutter Square) Limited	UK	Ord		100	100
NPI (Stonecutter, Bristol) No. 1 Limited	UK	Ord		100	100
NPI (Stonecutter, Bristol) No. 2 Limited	UK	Ord		100	100
NPI (Stratford) Limited	UK	Ord	2	-	100
NPI (Temple Row) Limited	UK	Ord		100	100
NPI (Troy Court) Limited	UK	Ord		100	100
NPI (Vastern Court) Limited	UK	Ord	2	-	100
NPI (Victoria Square) Limited	UK	Ord		100	100
NPI (Westgate) Limited	UK	Ord		100	100
NPI Annuities Limited	UK	Ord		100	100
NPI Asset Management Limited	UK	Ord		100	100
NPI Finance Plc	UK	Ord		100	100
NPI International Dublin Limited	Ireland	Ord		100	100
NPI Investment Managers Limited	UK	Ord		100	100
NPI Limited	UK	Ord		100	100
NPI Managed Properties Limited	UK	Ord		100	100
NPI Properties Limited	UK	Ord		100	100
NPI Self Invested Personal Pensions Limited	UK	Ord		100	100
Oyster Holding Company Limited	UK	Ord		100	100
Oyster Overseas Limited	UK	Ord		100	100
Pacemaker Limited	UK	Ord		100	100
Palmcord Holdings Pty Limited	Australia	Ord	2	-	100
Parentcraft Pty Limited	Australia	Ord A,B	2	-	51
Pearl (1/9 Friar Lane) Limited	UK	Ord		100	100
Pearl (12/18 St Stephens Street) Limited	UK	Ord		100	100
Pearl (21 South Gyle Crescent) Limited	UK	Ord		100	100
Pearl (29/30 Commercial Street) Limited	UK	Ord		100	100
Pearl (40 Marsh Wall) Limited	UK	Ord		100	100
Pearl (55 Bishopsgate) Limited	UK	Ord	2	-	100
Pearl (76/77 Princes Street) Limited	UK	Ord		100	100
Pearl (Alcobendas) Limited	UK	Ord		100	100
Pearl (Alder Castle) Limited	UK	Ord		100	100
Pearl (Bampton Way) Limited	UK	Ord		100	100
Pearl (Barwell) Limited	UK	Ord	2	-	100
Pearl (Barwell 2) Limited (formerly Pearl (19/20 New Bond Street) Limited)	UK	Ord		100	100
Pearl (Blakelands 1) Limited	Jersey	Ord	1	100	-
Pearl (Blakelands 2) Limited	Jersey	Ord	1	100	-
Pearl (Blakelands 3) Limited	UK	Ord	1	100	-
Pearl (Blythswood Square) Limited	UK	Ord	2	-	100
Pearl (Bridge St) Limited	UK	Ord		100	100
Pearl (Brighton Marina 2) Limited	UK	Ord		100	100
Pearl (Brunswick 1) Limited	Jersey	Ord	1	100	-
Pearl (Brunswick 2) Limited	Jersey	Ord	1	100	-
Pearl (Brunswick 3) Limited	UK	Ord	1	100	-

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES				% Holdings	
NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	2002	2001
Pearl (Buchanan Galleries) Limited	UK	Ord		100	100
Pearl (CASA II) USA Inc	USA	Ord	1	100	-
Pearl (Castle Street/George Street) Limited	UK	Ord		100	100
Pearl (Chiswick House) Limited	UK	Ord		100	100
Pearl (Commonwealth House) Limited	UK	Ord		100	100
Pearl (Cutlers Court) Limited	UK	Ord		100	100
Pearl (Dimensions) Limited	UK	Ord		100	100
Pearl (Ellerman House) Limited	UK	Ord		100	100
Pearl (Exchange House, Wakefield) Limited (formerly Pearl (184-190 Oxford Street) Limited)	UK	Ord		100	100
Pearl (Factory Lane, Croydon) Limited	UK	Ord		100	100
Pearl (Farnborough Gate) Limited	UK	Ord		100	100
Pearl (Five Ways) Limited	UK	Ord	1	100	-
Pearl (Grand Island) Limited	UK	Ord		100	100
Pearl (High Street, EXETER) Limited	UK	Ord	2	-	100
Pearl (High Wycombe) Limited	UK	Ord		100	100
Pearl (Highland Landmark III) USA Inc.	USA	Ord		100	100
Pearl (Holbrook House) Limited	UK	Ord		100	100
Pearl (Hounds Hill) Limited	UK	Ord		100	100
Pearl (Hounds Hill 2) Limited	UK	Ord	1,2	-	-
Pearl (Hounds Hill 3) Limited	UK	Ord	1,2	-	-
Pearl (Icerenkoy) Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		100	100
Pearl (Key West, Slough) Limited	UK	Ord		100	100
Pearl (Kingsley House 1) Ltd	UK	Ord	1	100	-
Pearl (Kingsley House 2) Ltd	UK	Ord	1	100	-
Pearl (Midway MK) Limited	UK	Ord		100	100
Pearl (Moor House 1) Limited (formerly Pearl Nicholsons Centre) Limited)	UK	Ord		100	100
Pearl (Moor House 2) Limited (formerly Pearl (Rockingham House) Limited)	UK	Ord		100	100
Pearl (New Bridge Street West) Limited	UK	Ord		100	100
Pearl (Orbital Park) Limited	UK	Ord		100	100
Pearl (Park Place, Leeds) Limited	UK	Ord	2	-	100
Pearl (Parkway Bridge) Limited	UK	Ord		100	100
Pearl (Potteries) Limited	UK	Ord		100	100
Pearl (Premier Park 1) Limited	Jersey	Ord	1	100	-
Pearl (Premier Park 2) Limited	Jersey	Ord	1	100	-
Pearl (Princes Quay) Limited	UK	Ord		100	100
Pearl (Print Works) Limited	UK	Ord		100	100
Pearl (Quadrant) Limited	UK	Ord		100	100
Pearl (St Georges St, CANTERBURY) Limited	UK	Ord		100	100
Pearl (Stockingswater Lane) Limited	UK	Ord		100	100
Pearl (Stockley Park) Limited	UK	Ord		100	100
Pearl (Tavistock Road) Limited	UK	Ord		100	100
Pearl (Turkey) Limited	UK	Ord		100	100
Pearl (Vere Street) Limited	UK	Ord	2	-	100
Pearl (Waverley House) Limited	UK	Ord		100	100
Pearl (Wexham Springs) Limited	UK	Ord		100	100
Pearl (Winter's Building) Limited	UK	Ord		100	100
Pearl Assurance (Unit Funds) Limited	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2002	2001
Pearl Assurance (Unit Linked Pensions) Limited	UK	Ord		100	100
Pearl Assurance Group Holdings Limited	UK	Ord		100	100
Pearl Assurance Plc	UK	Ord A,B		100	100
Pearl Developments Limited	UK	Ord		100	100
Pearl Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		100	100
Pearl Group Limited	UK	Ord A,B,C, Pref		100	100
Pearl ISA Limited	UK	Ord		100	100
Pearl Trustees Limited	UK	Ord		100	100
Pearl Unit Trusts Limited	UK	Ord		100	100
Pearlinvest Limited	UK	Ord		100	100
Premier One Mortgage Advice Pty Limited	Australia	Ord	1	100	-
Priority One Agency Services Pty Ltd	Australia	Ord		100	100
Priority One Financial Services Limited	Australia	Ord		100	100
Puddle Dock Nominees Limited	UK	Ord	2	-	100
Quay Asset Management (Asia) Sdn Bhd	Malaysia	Ord	6	100	100
Quay Mining Pty Limited	Australia	Ord		100	100
Real Estate Strategy Limited	UK	Ord, Ord B		100	100
SADS Pty Limited	Australia	Ord	6	100	100
SAPM Limited	Australia	Ord		100	100
SAPS Limited	Australia	Ord A,B	2	-	100
Schroders Australia Management Services (Karrinyup) Pty Limited	Australia	Ord	2	-	100
Scrabster Bay Limited	Australia	Ord		100	100
Seek Holdings (NZ) Limited	NZ	Ord	1	100	-
Shanghai AMP Property Co Limited	China	Ord	6	81	81
Snalie Limited	UK	Ord, Ord A		100	100
South Pacific Agricultural Company Pty Limited	Australia	Ord	6	100	100
SPF Management Limited	Australia	Ord	2	-	100
Stanbroke Pastoral Company Pty Limited	Australia	Ord	6	100	100
Stonecutter GP Limited	UK	Ord	1	100	-
Tecient Pty Limited (formerly Genlis Pty Limited)	Australia	Ord		100	100
TGI Australia Limited	Australia	Ord		100	100
The India Infrastructure Fund LLC	Mauritius	Red Pref	6	100	100
The London Life Association Limited	UK	N/A		100	100
TLIM Nominees Limited	UK	Ord, Ord A		100	100
TOA Pty Limited	Australia	Ord		100	100
Touche Remnant Investment Management Limited	UK	Ord		100	100
Touche Remnant Property Co	UK	Ord, Non Cum Pref		100	100
Towry Law (Asia) Asset Management Sdn, Bhd	Malaysia	Ord	2	-	65
Towry Law (Asia) Holdings Limited	Cayman Islands	Ord, Redeemable		100	100
Towry Law (Asia) HK Limited	Hong Kong	Ord		100	100
Towry Law (Asia) Limited	Hong Kong	Ord		100	100
Towry Law (Asia) Nominees Limited	BVI	Ord		100	100
Towry Law (Asia) Services Limited	Hong Kong	Ord		100	100
Towry Law (Bevingtons) Limited	UK	Ord		100	100
Towry Law (SE Asia) Limited	Malaysia	Ord		100	100
Towry Law Central Services Limited	UK	Ord		100	100
Towry Law Financial Services (Ireland) Limited	Ireland	Ord	1	100	-

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	INCORPORATION	Share Type	Ref	2002	2001
Towry Law Financial Services Limited	UK	Ord, Ord A, Pref		100	100
Towry Law Fraser Smith Limited	UK	Ord		100	100
Towry Law Insurance Brokers Limited	UK	Ord		100	100
Towry Law International (Bermuda) Limited	Bermuda	Ord		100	100
Towry Law International (Japan) Limited	Japan	Ord		100	100
Towry Law International (SA) (Pty) Limited	South Africa	Ord		100	100
Towry Law International Europe NV	Belgium	Ord		100	100
Towry Law International Limited	Jersey	Ord		100	100
Towry Law Investment Management Limited	UK	Ord		100	100
Towry Law Investment Services Limited	UK	Ord		100	100
Towry Law plc	UK	Ord		100	100
Towry Law Quest Trustee Limited	UK	Ord		100	100
Towry Law Trustee Company Limited	UK	Ord		100	100
TR Development Capital Investments Limited	Jersey	Ord A,B		100	100
Valley Beef Company Pty Limited	Australia	Ord	6	55	55
VHD Holdings Pty Limited	Australia	Ord	3	100	100
Victoria Avenue Nominees Limited	Australia	Ord		100	100
Warringah Mall Holdings Pty Limited	Australia	Ord		100	100
Warringah Mall Pty Limited	Australia	Ord		100	100
Waterfront Place (No. 2) Pty Limited	Australia	Ord		100	100
Waterfront Place (No. 3) Pty Limited	Australia	Ord		100	100
WCI Cable Inc	USA	Ord	4,5	-	90
WCI Holdings Pty Limited	Australia	Ord		100	100
World Net Communications Inc	USA	Ord, Pref	4,5	-	90

Notes:

1. *Acquired in 2002.*
2. *Disposed in 2002.*
3. *Voluntary winding up was commenced in 2002.*
4. *All existing shares of stock were cancelled in 2002 for no consideration. AMP received no recovery in respect of its shares, although it is receiving partial recovery in respect of its debt.*
5. *Sold new shares to a third party purchaser in 2002.*
6. *Not audited by Ernst & Young.*
7. *Pearl Group Limited has 57% of the voting rights in this entity.*
8. *Not audited by Ernst & Young in 2001. Entities disposed during 2002 are no longer audited by Ernst & Young unless otherwise noted.*

Overseas entities audited by Ernst & Young International firms unless stated otherwise.

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	Ref	% Holdings 2002	2001
3i Europe Investment Fund (formerly International Unlisted Investment Fund)	Australia		100	100
AMP Active Quant Share Fund	Australia		94	83
AMP Henderson International Share Trust	Australia		-	95
AMP Henderson Value Plus Aust Share Fund	Australia		100	-
AMP Investments Asia Pacific Power Fund	Australia		100	100
AMP Investments Australian Energy Fund	Australia		82	82
AMP Investments Australian Pacific Airports Fund	Australia		58	54
AMP Investments Infrastructure Debt Fund	Australia		67	62
AMP Investments Infrastructure Private Debt Fund No 2	Australia		57	58
AMP Liverpool Trust	Australia		100	100
AMP New Zealand Property Fund	NZ		72	75
AMP Premium Property Trust	NZ		100	100
AMP Property Securities Fund	NZ		74	-
AMP Private Capital Portfolio No. 1 Limited Partnership	Australia		100	100
AMP Private Capital Trust No.4	Australia		100	100
AMP Private Capital Trust No.9	Australia		100	100
AMP Reset Preferred Securities Trust	Australia	2	-	-
AMP Shopping Centre Holding Trust	Australia		100	100
AMP US Property Trust	Australia		100	100
AMPAM Bull Ring Fund	Australia		100	100
AMPAM Martineau Fund	Australia		100	100
AMPAM Martineau Galleries Fund	Australia		100	100
Asian Bond Fund	Australia		100	100
Australian Bond Index Fund	Australia		-	56
Australian Corporate Bond Fund	Australia		78	83
Australian Share Ex AMP Fund	Australia		79	76
Australian Share Index Fund	Australia		85	84
BT Wholesale International Share Fund	Australia		72	-
Balanced Growth Index Fund	Australia		-	99
Bishopsgate Property Trust	Australia		100	100
Bourke Place Unit Trust	Australia		57	57
Combined Asia Share Fund	Australia		100	100
Diversified Income Fund	Australia		53	-
Diversified Hi Yield Fund	Australia		51	-
Emerging Market Bond Fund	Australia		77	77
Enhanced Property Securities Index Fund	Australia		94	91
Future Direction Aust Bond Fund	Australia		76	-
Future Direction International Bond Fund	Australia		76	-
Future Directions Fund	Australia		94	70
Future Directions Growth Fund	Australia		94	-
Global Emerging Market Share Fund	Australia		79	85
Global Growth Opportunities Fund	Australia		78	78
Global Property Securities Fund	Australia		100	-
Hedged International Share Fund	Australia		93	-
International Bond Index Fund	Australia		91	91
International Share Index Fund	Australia		90	87
Invesco Wholesale Growth Pooled Superannuation Trust (formerly CSCT - Growth Fund).	Australia		51	-

Notes to the Financial Statements

For the year ended 31 December 2002

26. GROUP CONTROLLED ENTITY HOLDINGS (continued)

TRUSTS AND OTHER ENTITIES	COUNTRY OF		% Holdings	
NAME OF ENTITY	**REGISTRATION**	**Ref**	**2002**	**2001**
Kent Street Investment Trust	Australia		100	100
Kent Street Unit Trust	Australia		100	100
KMH Holdings Unit Trust	Australia	1	-	100
Merril Lynch Mercury Balanced Pooled Super Fund	Australia		50	-
Merril Lynch Mercury Capital Stable Pooled Super Trust	Australia	1	90	88
Monash House Trust	Australia		100	100
Multimanager Australian Share Fund	Australia		72	-
Multimanager Global Share Fund	Australia		78	-
New Tech Infrastructure Fund	Australia		-	100
Office Building Trust	Australia		100	100
Property Income Fund (formerly GIO Property Wholesale Trust)	Australia		76	73
Rothschild Australia Balanced Superannuation Trust	Australia		51	-
Rothschild Australia Conservative Superannuation Trust	Australia	1	82	58
Rothschild Australian Share Superannuation Trust	Australia		82	80
Schroder Aust Equities Fund	Australia		59	-
Sustainable Future Australian Share Fund	Australia		65	86
Sustainable Future International Share Fund	Australia		-	71
TAA Trust	Australia		100	100
The Pinnacle Fund	Australia		99	99

Note

1. Not audited by Ernst & Young.

2. The AMP Reset Preferred Securities Trust is a special purpose vehicle whose activities are conducted on behalf of AMP Limited to allow the AMP Group to obtain benefits relating to the raising of funds. Hence it is considered to be a controlled entity of AMP Limited.

Notes to the Financial Statements

For the year ended 31 December 2002

27. INVESTMENTS IN ASSOCIATED ENTITIES

Details of investments in associated entities are as follows:

COMPANIES[1] NAME OF ENTITY	PRINCIPAL ACTIVITY	Ownership Interests 2002 %	Ownership Interests 2001 %	Carrying amount 2002 A$m	Carrying amount 2001 A$m
Held by life insurers					
Australia Pacific Airports Corporation Limited	Infrastructure development	-	24	-	225
Gove Aluminium Finance Limited	Aluminium smelting	30	25	213	227
Power Partnership Pty Limited	Electricity distribution	32	28	236	178
Virgin Money Group Limited	Financial services	50	50	84	186
Others (each less than A$50 million)		Various		110	1,363
Total investments in associated entities				**643**	**2,179**

Note:

1. *The balance date for all significant associated companies is 31 December. The balance date for all significant associated unit trusts is 30 June.*

27. INVESTMENTS IN ASSOCIATED ENTITIES (continued)

Details of investments in associated trusts are as follows:

UNIT TRUSTS[1] NAME OF TRUST	PRINCIPAL ACTIVITY	Ownership Interests 2002 %	2001 %	Carrying amount 2002 A$m	2001 A$m
Held by life insurers					
No. 1 Spring Street Trust	Investment trust	50	50	82	82
AMP Investments Global Equity Fund (NZ)	Investment trust	20	25	77	126
AMP Investments Infrastructure Equity Fund	Investment trust	32	32	92	76
AMP Investments' World Index Fund	Investment trust	36	30	137	187
AMP Office Trust	Investment trust	21	-	217	-
AMP Property Securities Trust	Investment trust	21	-	52	-
AMP Shopping Centre Trust	Investment trust	25	32	220	313
Australian Bond Index Fund	Investment trust	48	-	286	-
Australian Energy Fund No.2	Investment trust	46	46	35	87
BT Balanced Returns Pooled Superannuation Trust	Investment trust	-	30	-	145
BT Wholesale International Share Fund	Investment trust	-	34	-	324
Barclays Diversified Stable Fund	Investment trust	40	-	89	-
Credit Suisse Asset Management International Shares Pooled Super Trust	Investment trust	-	11	-	78
Invesco Wholesale Growth Pooled Super Trust (formerly CSCT Growth Fund)	Investment trust	-	29	-	142
Darling Park Property Trust	Investment trust	50	50	189	190
Dresdner RCM International Equities Fund	Investment trust	38	-	302	-
Enhanced Index Share Fund	Investment trust	47	-	120	-
ING Wholesale Australian Share Fund (formerly Mercantile Mutual WT Australia SF)	Investment trust	31	31	189	144
ING Wholesale Managed Growth	Investment trust	36	-	222	-
International Bond Fund	Investment trust	45	47	313	308
International Share Fund	Investment trust	43	-	290	-
Lazard Freres Global Equities Fund	Investment trust	36	-	150	-
Merrill Lynch Mercury Balanced Pooled Super Fund	Investment trust	-	32	-	694
Rothschild Australia Balanced Superannuation Trust	Investment trust	-	30	-	552
Southland Plaza Trust	Investment trust	50	50	298	306
Tea Tree Plaza Trust	Investment trust	50	50	168	167
Perpetual Industrial Share Fund (formerly Perpetual Investment Share Plus)	Investment trust	23	25	548	415
Wholesale Australian Bond Fund	Investment trust	38	20	263	111
Others (each less than A$50 million)	Investment trusts	Various		233	164
Investment in associated unit trusts				4,572	4,611
Balance of non-associated unit trust investments				6,603	13,653
Total investment in unit trusts				**11,175**	**18,264**

Note:

1. *The balance date for all significant associated companies is 31 December. The balance date for all significant associated unit trusts is 30 June.*

Notes to the Financial Statements

For the year ended 31 December 2002

28. FORWARD INVESTMENTS, LEASING AND OTHER COMMITMENTS

	Consolidated		Parent	
	2002	2001	2002	2001
	A$m	A$m	A$m	A$m
Forward investment and other commitments at 31 December 2002 not provided for in the financial statements and expected to be payable				
Balance outstanding under contracts for the purchase of freehold and leasehold properties and/or erection of buildings thereon	324	527	-	-
Commitments to provide credit	1,748	1,550	-	-
Other	139	86	-	-
Total forward investment and other commitments not provided for	**2,211**	**2,163**	**-**	**-**
Operating lease commitments (non-cancellable)				
Due within one year	58	84	-	-
Due within one year to five years	174	177	-	-
Due later than five years	127	177	-	-
Total operating lease commitments	**359**	**438**	**-**	**-**
Finance lease commitments				
Due within one year	1	1	-	-
Due within one year to five years	2	4	-	-
Due later than five years	-	-	-	-
Total finance lease liability	**3**	**5**	**-**	**-**

Notes to the Financial Statements

For the year ended 31 December 2002

29. CONTINGENT LIABILITIES

The following are not recognised in the statement of financial position:

(a) Litigation and Arbitration

(i) In June 2002, legal proceedings were commenced in a US Federal Court in Portland, Oregon against AMP Life Limited (AMPL), AMP Henderson Global Investors Limited (AMPHGI) and several current and former officers of AMP Limited (AMP) and its subsidiaries. The plaintiffs allege, among other things, that the defendants breached duties owed to the plaintiffs arising out of oral agreements with AMPL and fiduciary duties owed to the plaintiffs as a result of AMPL's 90% shareholding in a private capital investment (with respect to which AMPHGI served as investment adviser). The plaintiffs and their affiliate were 10% shareholders in this investment.

In January 2003, AMPL filed a separate action in a US State Court in Oregon against the plaintiffs and others involved in the management of the company in which AMPL has invested. AMPL's claims include breach of fiduciary duty, negligent misrepresentation, fraud and breach of relevant securities laws.

Both the federal and state court proceedings are at an early stage and it is too early to determine their ultimate outcome.

(ii) A request for arbitration was filed before the London Court of International Arbitration on 23 January 2003 against AMP Private Capital Pty Limited (now Henderson Private Capital Pty Limited). The dispute arises from a joint venture agreement for the management of private equity funds in India.

Damages sought against AMP Private Capital Pty Limited exceed $A53million (US$30 million). It is too early to determine the extent, if any, of its potential liability.

(iii) On 31 August 1999, proceedings were commenced in the Federal Court of Australia against GIO Australia Holdings Limited (now AG Australia Holdings Limited) – now a wholly owned subsidiary of AMP, Grant Samuel & Associates Pty Limited and a number of former directors of GIO.

The proceedings are brought on behalf of certain shareholders in GIO Australia Holdings Limited at the time of the takeover offer (announced by AMP Limited on 25 August 1998) who owned shares continuously between 25 August 1998 and 4 January 1999, other than shareholders related to the defendants.

The applicant asserts that an independent expert's report prepared by Grant Samuel and other information provided by GIO Australia Holdings Limited in its Part B Statement (issued in response to AMP Limited's takeover offer) was misleading in that shareholders were not adequately informed of certain risk factors concerning GIO Reinsurance. The applicant seeks damages against the defendants, including GIO Australia Holdings Limited.

AG Australia Holdings Limited has filed cross-claims against PricewaterhouseCoopers (Partnership), PwC Securities Limited, Macquarie Bank Limited and Grant Samuel & Associates Pty Limited who were its advisers in relation to the AMP takeover offer.

Grant Samuel has joined GIO Insurance Limited (now Gordian RunOff Limited) as a cross defendant to the proceedings.

These proceedings are still not at the stage where the Group is able to determine the extent, if any, of its potential liability.

(iv) In the course of normal business operations AMP is exposed to legal issues which involve litigation.

(b) Contingent liabilities which are considered to be covered under an insurance policy, but where indemnity has not been granted yet, are not reported here, to avoid making an admission which prejudices the insurer's rights.

(c) As part of the AMP Society demutualisation process, the AMP(UK) Ltd shares held by AMPOI (a NZ subsidiary of AMP Life Ltd), were restructured.

The Internal Revenue Department (IRD) issued a binding ruling in or about late 1997 indicating that the financial transactions involved in the restructure would be non taxable. The IRD has recently (6/12/02) advised AMP Life Limited that it contests the treatment of the restructure as non taxable and intends to issue a Notice of Proposed Adjustment ("NOPA"). The IRD has alleged that the previous ruling was based on the provision of insufficient information and misrepresentation by AMP, which is denied by AMP.

AMP Life disputes the IRD's position and, at the date of this report, has commenced judicial review of the IRD's proposed action on the basis that the previous ruling should stand. The initial estimate of tax involved is NZ$125 million but at this stage it is not possible to estimate with certainty the amount, if any, of the company's potential liability.

Notes to the Financial Statements

For the year ended 31 December 2002

29. CONTINGENT LIABILITIES (continued)

(d) In the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(e) AMP Limited has given an undertaking to the Australian Prudential Regulation Authority (APRA) in relation to AMP Bank Limited to comply with the ongoing requirements of APRA.

(f) AMP Limited has entered into a deed to provide capital maintenance and liquidity support to AMP Bank Limited.

(g) In the normal course of business, AMP enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the Group.

	Consolidated		Parent	
	2002	2001	2002	2001
(h) Other items	A$m	A$m	A$m	A$m
Uncalled capital on shares in relation to				
- Associated entities	5	-	-	-
- Other entities	218	373	-	-
Uncalled capital on units in relation to				
- Associated unit trusts	39	42	-	-
- Other unit trusts	24	37	-	-
Estimated maximum liabilities under legal actions pending	3	6	-	-
Financial guarantees	10	162	-	-
Bank guarantees and other contingent liabilities arising from participation in joint ventures	-	1	-	-

Notes to the Financial Statements

For the year ended 31 December 2002

30. SUPERANNUATION COMMITMENTS

AMP contributes to a number of superannuation funds that exist to provide benefits for employees and their dependants on resignation, retirement, disability or death of the employee. Certain employees in the funds have benefits based on defined benefit arrangements, however new employees are generally offered only defined contribution style benefits. AMP entities and employees make contributions as specified in the rules of the respective funds.

Details are provided below of the major defined benefit funds contributed to by AMP in the year ended 31 December 2002.

	Accrued benefits A$m	Net market value of plan assets A$m	Net surplus A$m	Vested benefits A$m	Date measured
AMP Officers' Provident Fund(1)	867	920	53	840	31-03-2002(2)
AMP UK Staff Pension Scheme(3)(4)	4,483	5,360	877	N/A(4)	31-12-2001(2)
AMP (New Zealand) Staff Superannuation Plan(3)	53	87	34	53	01-01-2000(2)

Notes:

1. *Contributions by AMP to the AMP Officers' Provident Fund, on a basis recommended by the Fund Actuary, amounted to $43m in 2002 (2001: $nil).*
2. *Dates of the last actuarial valuations of these funds.*
3. *In view of significant surpluses, AMP did not make full regular contributions to these funds. AMP will recommence full regular contributions when it becomes appropriate to do so based on the scheme rules and on actuarial advice.*
4. *Vested benefits as defined in accounting standards in Australia are not normally calculated by UK funds of this type. In each case, vested benefits would be substantially the same as, or less than, the accrued benefits.*

Notes to the Financial Statements

For the year ended 31 December 2002

31. EMPLOYEE SHARE AND OPTION PLANS

(a) Option Plans

i) Options have been granted to employees other than executives under the Employee Option Plan, and to executives under the Executive Option Plan. The exercise price for the options granted at listing in June 1998 was the base price (A$16.00). For all subsequent grants, the exercise price is based on the market price at the date of the grant. The Board Remuneration Committee, in determining the exercise price, is able to approve a 5% discount to the market price. Other than options granted at listing in 1998 which lapse five years from the date of grant, all other options may generally be exercised between three and ten years after the date they are granted as long as any applicable exercise conditions are met.

ii) Options were granted in 1998 and 1999 to a small number of senior executives under the Performance Share and Option Plan to reward outstanding achievement and to provide retention and motivation incentives. The exercise price on these options is A$Nil. There have been no further grants under this plan.

Holders of options under these plans do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme.

A table showing the 2002 movements in the option plans is included later in Note 31.

Since the end of the financial year and up to the date of this report, 85,000 options have been granted pursuant to a legal settlement. The exercise price of these options is $16.13 (35,000 options) and $16.49 (50,000 options) and may be exercised until 31 December 2003. Since the end of the financial year and up to the date of this report, 873,764 options have lapsed. The total number of options on issue at 26 February 2003 under all plans is 33,847,913.

(b) Share Plans

i) The Executive Share Ownership Plan was approved by the Board on 23 February 2000 (Restricted Plan).

- Shares were issued for no consideration to a small number of senior executives under the Restricted Plan in 2000, 2001 and 2002. These shares are generally subject to restrictions on transfer for three years from the date of issue. If an executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise. Under the Restricted Plan, 10,000 shares were granted for no consideration on 28 March 2002 when the share price was $19.44.
- As part of the executive short-term incentive program for 2002, selected executives were invited to nominate to receive part of any 2002 short term incentive bonus as shares through the Restricted Plan as follows:
  - (a) certain senior executives must nominate to receive 30% of any 2002 short term incentive as shares; and
  - (b) approximately 200 executives may elect to take 25% of any 2002 short term incentive as shares.

  The price at which the shares are acquired by the executives is based on the average market price of the shares at the time they are acquired. The shares are generally subject to restrictions on transfer for three years from the date of allocation. Subject to the terms of the Restricted Plan, each participating executive will receive for no additional payment one share for every share held in the plan for a minimum of three years (matching shares).

ii) The Reward Share Plan and the Access Share Plan give all employees the opportunity to acquire shares at a 5% discount. Shares issued to employees under the Reward Share Plan are subject to restrictions on transfer for three years from the date of issue, but the restrictions are lifted on cessation of employment. After the three year period, employees are entitled to receive, for no additional payment, one further share for every ten shares held under the Reward Share Plan. The last offer made under the Reward Share Plan and the Access Share Plan was in September 2000. During the year, 5,501 shares were acquired under these plans. These plans have effectively been replaced by the Share Ownership and Share Acquisition Plans described in (v) below.

iii) The UK Share Save Scheme involves a form of payroll savings. Eligible employees who wish to purchase shares contribute a monthly amount to a savings account. At the expiration of three years, the employees have the option to use the funds in the account (plus interest) to subscribe for shares. The last offer made under the UK Share Save Scheme was in March 2000. A table showing the 2002 movements is included later in Note 31.

iv) Under the Henderson remuneration policy, there may be a requirement for some executives to defer an element of their short term incentive (STI) awards, growth equity bonus scheme (GEBS) and performance fees. A mandatory deferral applies above certain levels of award and is processed via the Deferred Equity Plan (DEP). Under DEP, executives can defer into AMP shares and or Henderson products. The deferred monies are paid directly to a trustee who purchases the nominated investments and hold them in trust. Under the two year DEP (applies to STI / performance fee deferrals), 50% of the investment units / shares are released to the employee at the end of the first year, the other 50% at the end of year two. Under the three year DEP (applies to GEBS), there is an element of matched units / shares.

v) In 2001, the Employee Share Ownership Plan (ESOP), the Employee Share Acquisition Plan (ESAP) and the All Employee Share Ownership Plan (AESOP) were approved by the Board. Under the plans, eligible employees were invited to apply for approximately A$1,000 (£400) worth of shares for no consideration.

- Eligible Australian or New Zealand employees could elect to participate in either the ESOP or the ESAP. Employees participating in the Australian / New Zealand plans were issued with 56 shares priced at A$17.85 (based on market price of shares at the time). Under the ESAP, employees may also elect to contribute part of their fixed pay and any bonuses towards acquiring shares. As an additional incentive for employees to acquire shares, each participating employee receives (for no additional payment) one share for every 10 shares that are held in the plan for a minimum of three years (to a maximum of 100 shares).
- Eligible UK employees could elect to participate in the AESOP. Employees participating in the UK plan were issued with 63 shares priced at £6.31 (based on market price of shares at the time). The AESOP also allows for employees to contribute up to 10% of their gross earnings towards acquiring shares, with similar incentives to the ESAP.

Notes to the Financial Statements

For the year ended 31 December 2002

31. EMPLOYEE SHARE AND OPTION PLANS (continued)

vi) The Henderson Long Term Value Sharing Incentive Plan was introduced for the benefit of eligible employees in the Henderson business unit. Participants may forego a percentage of their annual cash bonus during the performance period in return for units in the plan. Henderson will match these units on the basis of service and whether it achieves its business earnings targets in each of the three years. The value of the units can go up or down, depending on whether Henderson meets, exceeds or misses a hurdle rate that gives an agreed rate of return on capital. At the end of the three-year period, 50% of the value of the units as determined under the plan will be paid in cash and 50% of the value will be applied to acquire shares bought on market at that time. These shares are subject to restrictions on transfer for three years from the date of issue.

vii) The International Employee Share Ownership Plan (IESOP) was adopted by the Board in 2001. In 2002, amendments to it were approved. Under the IESOP plan, approximately 600 selected executives were invited to apply for performance rights which are a right to acquire a share if the applicable performance hurdles are satisfied over a 3 year performance period.

After the performance period, the number of performance rights capable of being exercised is calculated based on AMP's financial performance as measured by reference (over the performance period) to:

- Total shareholder return compared with 50 S&P/ASX 100 companies, for 25% of the performance rights granted to an executive; and
- Total shareholder return compared with 50 international companies in the life insurance and wealth management industry, for 50% of the performance rights granted to an executive; and
- AMP earnings per share, for 25% of the performance rights granted to an executive.

An executive is not entitled to shares before the performance rights become exercisable. If a performance hurdle is satisfied, a specified number of performance rights, as determined in accordance with the terms of issue, will become exercisable performance rights. The exercisable performance rights can then be exercised at any time before the expiry date (generally a further 2 years), otherwise they will lapse. Until performance rights are exercised, the executive will not be entitled to vote or receive dividends in respect of those performance rights.

Full vesting will only occur if AMP shares outperform 75% of the 50 S&P/ASX 100 companies and 50 international companies in the life insurance and wealth management industry and AMP's earnings per share grow by more than 12% per annum.

Nil vesting will occur if AMP shares outperform less than 50% of the 50 S&P/ASX 100 companies and 50 international companies in the life insurance and wealth management industry and AMP's earnings per share grow by less than 7% per annum.

One share will be issued or transferred to the executive, fully paid, on exercise of each performance right.

In December 2002, 3,222,975 performance rights were granted under the IESOP.

This grant includes 200,000 performance rights granted to the Managing Director and Chief Executive Officer which are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).

Since the end of the financial year and up to the date of this report, 82,297 performance rights have been granted.

(c) Fair value of equity instruments granted

Existing financial reporting rules do not require the measurement and disclosure of any expense or value for the allocation of equity instruments to employees. However, it is anticipated that current deliberations by Australian and International accounting standards boards will lead to the introduction of new recognition, measurement and disclosure requirements, possibly from 2004. AMP has not recognised any expense in 2002.

An indicative fair value of the following equity instruments allocated to employees is:

	Consolidated	
	2002	2001
	A$	A$
Performance rights(1)(3)	22,756,042	-
Options(3)	330,500	23,189,184
Executive Share Ownership Plan (shares issued for no additional payment)(4)	194,400	3,730,200
Executive Share Ownership Plan (matching shares)(2)(3)	1,221,800	-

Note:

1. *Includes 200,000 performance rights granted to the Managing Director and Chief Executive Officer which are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).*
2. *Includes the matching shares which may be awarded to the Managing Director and Chief Executive Officer, subject to the terms of their offer and which are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).*
3. *The indicative fair values at allocation date of performance rights, options and matching shares are calculated allowing for loss of dividend rights during the performance period, and a probability discount to reflect the applicable performance criteria.*
4. *Shares issued for no additional payments under the Restricted Plan are valued at the share price at date of grant.*

Notes to the Financial Statements

For the year ended 31 December 2002

31. EMPLOYEE SHARE AND OPTION PLANS (continued)

Details of options over unissued ordinary shares of AMP Limited are as follows:

Grant Date	Exercise Period	Exercise Price	Balance at 31 Dec 2002	Exercised during the year	Issued During the year	Lapsed during the year	Balance at 31 Dec 2001
Executive Option Plan							
14/06/1998	14/06/2001-13/06/2003	$A 16.00	5,349,196	427,354	-	213,405	5,989,955
26/06/1999	26/06/2002-25/06/2009	$A 16.13	2,467,576	35,000	-	278,949	2,781,525
31/07/1999	31/07/2002-30/07/2009	$A 16.49	-	-	-	50,000	50,000
28/08/1999	26/06/2002-25/06/2009	$A 15.80	171,925	-	-	11,555	183,480
30/10/1999	30/10/2002-29/10/2009	$A 15.47	247,000	-	-	-	247,000
18/12/1999	18/12/2001-17/12/2009	$A 16.10	40,000	-	-	-	40,000
01/01/2000[1]	01/01/2003-31/12/2009	$A 16.77	90,000	-	-	(1,500)	88,500
22/01/2000	22/01/2003-21/01/2010	$A 16.13	335,000	-	-	-	335,000
19/02/2000	19/02/2003-18/02/2010	$A 14.33	30,000	-	-	-	30,000
30/06/2000	30/06/2003-29/06/2010	$A 16.41	5,254,560	102,000	-	775,834	6,132,394
26/08/2000	26/08/2003-25/08/2010	$A 17.94	235,000	-	-	-	235,000
28/10/2000	28/10/2003-27/10/2010	$A 17.37	200,000	-	-	-	200,000
09/12/2000	09/12/2003-08/12/2010	$A 19.03	110,000	-	-	30,000	140,000
01/02/2001	01/02/2004-31/01/2011	$A 18.68	4,366	-	-	-	4,366
01/02/2001	01/02/2004-31/01/2011	$A 18.84	195,634	-	-	-	195,634
27/02/2001	27/02/2004-26/02/2011	$A 19.29	110,000	-	-	-	110,000
21/03/2001	21/03/2004-20/03/2011	$A 19.77	43,308	-	-	-	43,308
19/05/2001	19/05/2004-18/05/2011	$A 19.29	20,000	-	-	-	20,000
21/07/2001	21/07/2004-20/07/2011	$A 20.46	4,667,500	-	-	313,500	4,981,000
15/12/2001	15/12/2004-14/12/2011	$A 18.26	60,000	-	-	-	60,000
23/03/2002	23/03/2005-22/03/2012	$A 19.44	100,000	-	100,000	-	-
02/12/2002[2]	02/12/2002-30/11/2003	$A 14.28	100,000	-	100,000	-	-
Employee Option Plan							
14/06/1998	14/06/2001-13/06/2003	$A 16.00	4,523,227	832,203	-	517,318	5,872,748
26/06/1999	26/06/2002-25/06/2009	$A 16.13	1,971,338	64,209	-	1,230,569	3,266,116
28/08/1999	20/08/2002-25/06/2009	$A 15.80	84,144	1,609	-	10,644	96,397
01/01/2000	01/01/2003-31/12/2009	$A 16.77	1,539,639	24,990	-	1,087,414	2,652,043
30/06/2000	30/06/2003-29/06/2010	$A 16.41	3,710,924	791,389	-	3,374,998	7,877,311
28/10/2000	28/10/2003-27/10/2010	$A 17.37	51,406	-	-	4,297	55,703
09/12/2000	09/12/2003-08/12/2010	$A 19.03	10,000	-	-	-	10,000
21/07/2001	21/07/2004-20/07/2011	$A 20.46	1,864,500	-	-	101,000	1,965,500
25/08/2001	25/08/2004-24/08/2011	$A 19.57	9,000	-	-	-	9,000
15/12/2001	15/12/2004-14/12/2011	$A 18.26	30,000	-	-	-	30,000
Performance Share and Option Plan							
13/07/1998	13/07/2001-12/07/2003	Nil	-	60,000	-	-	60,000
11/10/1998	11/10/2002-10/10/2003	Nil	-	10,000	-	-	10,000
10/03/1999	10/03/2002-09/03/2004	Nil	15,000	-	-	-	15,000
21/06/1999	21/06/2002-20/06/2004	Nil	20,000	-	-	-	20,000
(Former) Managing Director & Chief Executive Officer's Option Plan							
18/05/2000	-	$A 15.93	-	-	-	1,282,980	1,282,980
UK Share Save Scheme							
27/07/1998	27/07/2001-26/01/2002	£6.73	-	39,303	-	537,007	576,310
28/09/1999	28/09/2002-27/03/2003	£5.75	409,458	7,102	-	86,002	502,562
28/03/2000	28/03/2003-27/09/2003	£5.25	566,976	7,336	-	122,933	697,245
Total			**34,636,677**	**2,402,495**	**200,000**	**10,026,905**	**46,866,077**

Notes:

1. *During 2001, there were 1,500 options incorrectly advised as lapsing. These options have since been reinstated.*
2. *These options were granted in respect of a contractual entitlement entered into prior to the company's decision to cease granting options announced on 4 October 2002.*

Notes to the Financial Statements

For the year ended 31 December 2002

32. REMUNERATION OF DIRECTORS AND EXECUTIVES

(a) Directors

Fees paid to members of the Board are based on advice from the Group's remuneration specialists and external remuneration advisers appointed by the Board Nomination Committee. This advice takes into consideration the level of fees paid to Board members of other Australian corporations, the size, geographic locations and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Directors are paid a base fee in relation to service on the AMP Limited Board and for membership of one or more of its standing committees. Additional fees are paid to the Chair of each of the Board Audit & Compliance, Finance, Governance and Remuneration Committees. Mr Wallis' fees as Chairman of the Board are inclusive of his role as Chairman of the Board Nomination Committee. Individual Directors are paid fees for additional duties associated with membership of Due Diligence Committees of major projects (or other special purpose committees) on a *per diem* basis.

The Board Governance Committee has oversight of the fees paid to non-executive Directors of subsidiary companies of the AMP Group. For fees paid to Directors in the UK, the Committee receives advice on the appropriate level of Directors' fees for that market.

As the focus of the Board is on the long-term direction and well-being of the Group, there is no direct link between Directors' remuneration and the short-term results of the Group. However, its long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval. The current aggregate fee pool of A$2,500,000 was approved by shareholders in 1999.

Board fees are not paid to Mr Mohl or Mr Yates since the responsibilities of Board membership are considered in determining remuneration provided as part of their normal employment conditions. Details of remuneration for Mr Mohl and Mr Yates are given later in this note.

Apart from the executive Directors, Mr Mohl and Mr Yates, no current Directors of AMP Limited have been granted options or performance rights. Details of the remuneration of Mr Mohl and Mr Yates are discussed in subsequent pages regarding executive remuneration.

Each of the current non-executive Directors (except Mr Willcox) has a Retirement Allowance Agreement which provides cash benefits in the event of death or retirement from the Board. The retirement allowance is based on a sliding scale that provides a maximum benefit, after fifteen years service, of five times the average fees over the three years preceding retirement or death. The Directors have determined that the current Retirement Allowance Agreements may no longer be an appropriate form of remuneration. Consideration is being given to a new long-term equity program for Directors involving fee sacrifice to replace the current system of cash-based retirement allowances for non-executive Directors. Existing obligations to Directors will be met.

Notes to the Financial Statements

For the year ended 31 December 2002

32. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Non-executive Directors at 31 December 2002[10]	Fees for AMP Board and Committees A$	Fees for other Group Boards and Committees A$	Additional Board duties[2] A$	Super-annuation contribution A$	Other payments[3] A$	Total A$
S D M Wallis	350,000	-	-	30,566	53,275	433,841
P J Willcox[1]	34,203	-	-	3,503	4,725	42,431
Sir Malcolm Bates	107,500	249,515[4]	7,500	-	5,825	370,340
P A Cross	100,000	25,893[5]	4,500	11,714	5,825	147,932
R J Grellman	112,000	40,000[6]	55,000	18,196	5,825	231,021
Lord Killearn	107,500	138,619[7]	6,000	-	5,825	257,944
P K Mazoudier	107,500	40,000[8]	10,500	14,130	5,825	177,955
I A Renard	100,000	25,000[9]	4,500	11,688	5,825	147,013

Notes:

1. *Mr P J Willcox was appointed as a non-executive Director of AMP Limited on 9 September 2002.*
2. *Includes fees paid for additional duties as a member of Due Diligence Committees relating to capital raising, acquisitions or divestments.*
3. *Relates to allowances in respect of living away from home costs (S D M Wallis only) and incidental expenses related to the business of the company.*
4. *Fees of £90,000 were paid to Sir Malcolm Bates as Chairman of AMP's UK Financial Services subsidiaries (A$249,515 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).*
5. *Fees were paid to P A Cross as a Director of AMP Bank Limited.*
6. *Fees were paid to R J Grellman as a Director of AMP Life Limited and Chairman of its Audit and Compliance Committee.*
7. *Fees of £50,000 were paid to Lord Killearn as Chairman of Henderson Global Investors (Holdings) plc (A$138,619 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).*
8. *Fees were paid to P K Mazoudier as a Director of AMP Life Limited and a member of its Audit and Compliance Committee.*
9. *Fees were paid to I A Renard as a Director of AMP Bank Limited.*
10. *The accrued retirement benefit entitlements as at 31 December 2002 according to each Director's Retirement Allowance Agreement were: S D M Wallis – A$1,590,972; Sir Malcolm Bates – A$1,118,295; P A Cross – A$153,236; R J Grellman – A$245,204; Lord Killearn – A$363,017; P K Mazoudier – A$207,655 and I A Renard – A$268,921. The entitlements are payable at retirement or on death and are inclusive of any accumulated superannuation guarantee contribution balances. (Notional accruals have been included for Directors with less than 3 years service. Upon the resignation of P A Cross on 26 February 2003, her entitlement will lapse.) Mr Willcox has not entered into a Retirement Allowance Agreement.*

Notes to the Financial Statements

For the year ended 31 December 2002

32. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

(b) Executives

Remuneration for senior executives is determined in accordance with remuneration guidelines established by the Board. Through the Board Remuneration Committee, the Board oversees the remuneration process. The Board approves remuneration for the Chief Executive Officer. All members of the Board Remuneration Committee are non-executive Directors who are not eligible to participate in any of the compensation programs that the Committee oversees.

Total remuneration package

The overall remuneration mix for each executive is based on a range of factors including the role held within AMP, how critical that area of the business is and local market conditions. This translates into a different remuneration mix for different roles within different areas of AMP. Higher-level roles generally attract higher variable pay.

AMP's total remuneration package for executives (including the Chief Executive Officer) consists of the following components:

i) Base salary – fixed pay package
ii) Short-term incentive – variable pay
iii) Long-term incentive – variable pay
iv) Non-cash benefits.

Base salary

Base salary is targeted at the median of the market rate for a given position. AMP utilises a range of 80% to 120% of this amount to reflect its assessment of an individual's performance capabilities. It is reviewed each year, but there are no guaranteed increases.

Short-term incentive

Short-term incentive is provided to executives by the Executive Short Term Incentive Programme (ESP) and allows eligible participants the opportunity to earn an annual cash incentive payment, part of which may be taken or, in the case of a small number of executives, is required to be taken, as restricted shares. The ESP provides a competitive opportunity that aims to deliver total annual payment for top performers at the 75th percentile of the market rate for a given position. Eligibility, and the size of the incentive, is based on a combination of quantitative and qualitative performance measures in respect of:

i) AMP's overall business performance;
ii) Business Unit performance (where relevant); and
iii) The individual's performance.

For certain senior executives, a mandatory 30% of ESP incentive payments will be made in restricted shares. This supports AMP's commitment to having executive focus tied closely to shareholder interests. Other participating executives may elect to receive 25% of their ESP payment in the form of restricted shares.

Restricted shares are acquired using pre-tax dollars and are generally held in the Executive Share Ownership Plan for three years. If the executive is still employed at AMP three years after the shares are acquired, AMP will match the shares on a one-for-one basis.

Long-term incentive

The new long-term incentive program consists of performance rights granted under the International Employee Share Ownership Plan (IESOP), an outline of which is set out in Note 31.

Additionally, certain executives have received options granted to them prior to the Board Remuneration Committee's decision to award future long term incentives in the form of performance rights. They remain subject to the original terms of grant, including performance and tenure hurdles and exercise price.

Non-cash benefits

These include superannuation contributions and other non cash benefits, such as parental leave, in line with local country legislation and market practice.

In addition, executives may be entitled to participate in the Employee Share Acquisition Plan (ESAP) in Australia and New Zealand, or in the All Employee Share Ownership Plan (AESOP) in the UK, as detailed in Note 31.

Notes to the Financial Statements

For the year ended 31 December 2002

32. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Executive[6][8]	Base Salary A$'000	Short term incentive[1] A$'000	Super-annuation contrib-utions A$'000	Payments at cessation [2] A$'000	Other pay-ments[3] A$'000	Total A$'000	Performance Rights allocated[4] Number
A. Mohl, Chief Executive Officer (from 7 October 2002; previously Managing Director, AFS)	954	1,024[5]	117	-	-	2,095	292,278[5]
R. Yates, Managing Director, Henderson Global Investors[7]	1,525	1,109	610	-	-	3,244	105,060
T. Fraser, formerly Managing Director, UKFS[7]	889	-	526	4,684	-	6,099	-
T. Wade, formerly Managing Director, AMP International[7]	570	-	60	1,962	685	3,277	-
W. Foster, formerly Chief Information Officer[7]	455	-	48	1,735	592	2,830	-
A. Jones, formerly General Manager, Corporate Human Resources	441	-	228	1,583	-	2,252	-
G. Traill, formerly General Counsel	122	-	13	2,057	-	2,192	-

Notes:

1. *Short-term incentive payments are based on individual and business performance for 2002 and are paid in 2003. These executives will take 30% of their actual short term incentive payment in the form of AMP shares under the Restricted Plan. The price at which the shares are acquired by the executives is based on the average market price of the shares at the time they are acquired. The shares are generally subject to restrictions on transfer for three years from the date of allocation. Subject to the terms of the Restricted Plan, each participating executive will also receive for no additional payment one share for every share that is held in the plan if the executive remains employed within the AMP Group until the third anniversary of the date of acquisition of shares under the plan (matching shares).*

   The indicative fair value of the matching shares (based on the market price of the shares acquired through application of the actual short term incentive payment) is A$307,200 for Mr Mohl and A$332,686 for Mr Yates.

2. *Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice.*

3. *Other payments include expatriate allowances and non-cash benefits (travel, rent etc).*

4. *The indicative fair values at allocation date of performance rights allocated in 2002 are calculated allowing for loss of dividend rights during the three year performance period, and a probability discount to reflect the applicable performance criteria. On this basis, the value of each of the performance rights allocated at 31 August 2002 (92,278 to Mr Mohl in respect of his role as Managing Director, AFS, and 105,060 to Mr Yates as Managing Director, Henderson Global Investors) is $7.14, and the value of each of the other 200,000 performance rights allocated to Mr Mohl as at 7 October, 2002 is $5.86. This amounts to a total value of $1,830,865 for Mr Mohl and $750,128 for Mr Yates.*

5. *Of the performance rights granted to Mr Mohl, 200,000 are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting). The shares taken in respect of A$160,200 of the actual short term incentive payment under the Restricted Plan by Mr Mohl, are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).*

Notes to the Financial Statements

For the year ended 31 December 2002

32. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

6. *Mr Batchelor was the Managing Director and Chief Executive Officer until 23 September 2002. He ceased to be a Director on that date. Mr Batchelor received the following remuneration during 2002:*
   (a) *Salary of A$1,138,331;*
   (b) *Statutory entitlements of A$193,772;*
   (c) *Superannuation contributions of A$119,525; and*
   (d) *Non-cash benefits with a value of A$66,871.*

   As at the date of this report, any further entitlements in connection with Mr Batchelor's cessation of employment are yet to be determined. The Company has committed to announcing details of any such entitlements to the ASX as soon as they are determined.

7. *Australian dollar equivalents for that part of remuneration paid to executives in pounds sterling in 2002 are based on the average exchange rate for 2002: £1 = A$2.772 and those paid in 2001 are based on the average exchange rate for 2001: £1= A$2.777.*

8. *The table details the emoluments of each executive Director and each of the 5 officers of the company (excluding executive Directors) receiving the highest emoluments during 2002. At the date of this report, the 5 highest paid officers of the company, determined by base salary, are M de Cure, General Manager, Strategy – A$700,000; C Dunn, Managing Director, AMP Financial Services - A$675,000; J Drabble, Managing Director, UK Contemporary Financial Services – A$550,000; I Laughlin, Managing Director, UK Life Services – A$550,000; P Leaming, Chief Financial Officer – A$650,000. Each of the executives is also entitled to short term incentives, superannuation contributions and long term incentives (in the form of performance rights) and other compensation related to, for example, expatriate and relocation allowances and non-cash benefits.*

Notes to the Financial Statements

For the year ended 31 December 2002

32. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Directors' remuneration	Consolidated 2002 A$'000	Consolidated 2001 A$'000	Parent 2002 A$'000	Parent 2001 A$'000
Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of each entity in the consolidated entity, directly or indirectly by the entities of which they are Directors or by any related party	13,062	7,879		
Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of AMP Limited, directly or indirectly by the entity or by any related entity			8,666	4,931

The number of Directors of AMP Limited whose income (including superannuation contributions) falls within the following bands is:	Number	Number
40,000 – 49,999	1	-
100,000 – 109,999	-	3
120,000 – 129,999	-	1
130,000 – 139,999	-	1
140,000 – 149,999	2	-
170,000 – 179,999	1	-
220,000 – 229,999	-	1
230,000 – 239,999	1	-
250,000 – 259,999	1	-
340,000 – 349,999	-	1
370,000 – 379,999	1	-
420,000 – 429,999	-	1
430,000 – 439,999	1	-
1,510,000 – 1,519,999	1	-
2,090,000 – 2,099,999	1	-
3,240,000 – 3,249,999	1	-
3,340,000 – 3,349,999	-	1
TOTALS	**11**	**9**

Notes to the Financial Statements

For the year ended 31 December 2002

32. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Executives' remuneration[1][2]	Consolidated				Parent			
	2002 A$'000		2001 A$'000		2002 A$'000		2001 A$'000	
	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas
Remuneration received or due and receivable by executive officers of the consolidated entity from entities in the consolidated entity, or from a related party, in connection with the management of the affairs of the entities in the consolidated entity[3]	28,801	34,724	25,748	24,320				
Remuneration received or due and receivable by executive officers of AMP Limited from the company, or from any related party, in connection with the management of the affairs of the company or any related party[3]					12,967	-	7,233	-

Notes:

1. *Executives for the purpose of this disclosure comprise the Chief Executive Officer and his direct reports (called the senior management team), and the direct reports of the senior management team. The presentation of executive information in the parent company is for the Chief Executive Officer and his Corporate direct reports.*
2. *Former executives are included in the disclosures including their cessation payments.*
3. *Amounts include one-off costs associated with appointments of executives during the year.*

	Consolidated				Parent			
	2002		2001		2002		2001	
	Aust	O/seas	Aust	O/seas	Aust	O/seas	Aust	O/seas
The number of executives whose remuneration falls within the following bands:								
120,000 - 129,999	-	-	1	-	-	-	-	-
140,000 - 149,999	1	-	1	-	-	-	-	-
160,000 - 169,999	1	-	-	-	-	-	-	-
190,000 - 199,999	-	-	1	-	-	-	-	-
200,000 - 209,999	-	-	1	-	-	-	-	-
210,000 - 219,999	-	-	2	2	-	-	-	-
220,000 - 229,999	1	-	2	-	-	-	-	-
230,000 - 239,999	2	-	-	-	-	-	-	-
240,000 - 249,999	-	-	-	1	-	-	-	-
250,000 - 259,999	2	-	2	-	-	-	-	-
260,000 - 269,999	-	-	1	-	-	-	-	-
270,000 - 279,999	2	-	4	-	-	-	-	-
280,000 - 289,999	1	1	-	-	-	-	-	-
290,000 - 299,999	2	-	2	1	-	-	-	-
300,000 - 309,999	1	-	-	1	-	-	-	-
310,000 - 319,999	2	-	1	2	-	-	-	-
320,000 - 329,999	-	-	2	-	-	-	-	-
330,000 - 339,999	2	-	1	-	-	-	-	-
340,000 - 349,999	1	-	-	-	-	-	-	-
350,000 - 359,999	2	-	-	2	-	-	-	-
370,000 - 379,999	1	-	1	2	-	-	-	-
380,000 - 389,999	1	1	-	-	-	-	-	-
390,000 - 399,999	-	-	-	1	-	-	-	-
400,000 - 409,999	1	1	-	-	-	-	-	-
410,000 - 419,999	-	1	-	-	-	-	-	-
420,000 - 429,999	1	2	-	1	-	-	-	-
430,000 - 439,999	1	-	-	-	-	-	-	-
440,000 - 449,999	3	-	1	-	-	-	-	-
450,000 - 459,999	2	2	1	-	-	-	1	-
460,000 - 469,999	-	1	2	-	-	-	-	-
470,000 - 479,999	1	-	-	-	-	-	-	-
480,000 - 489,999	-	-	1	2	-	-	-	-

Notes to the Financial Statements

For the year ended 31 December 2002

32. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

	Consolidated				Parent			
	2002		2001		2002		2001	
	Aust	O/seas	Aust	O/seas	Aust	O/seas	Aust	O/seas
490,000 - 499,999	-	-	1	-	-	-	-	-
500,000 - 509,999	-	-	1	1	-	-	-	-
510,000 - 519,999	-	2	-	-	-	-	-	-
520,000 - 529,999	-	-	1	-	-	-	-	-
530,000 - 539,999	-	1	-	-	-	-	-	-
540,000 - 549,999	1	-	4	-	-	-	1	-
550,000 - 559,999	1	2	2	1	-	-	-	-
560,000 - 569,999	1	-	2	-	-	-	-	-
580,000 - 589,999	1	-	-	-	-	-	-	-
590,000 - 599,999	1	-	1	-	-	-	-	-
600,000 - 609,999	-	-	-	1	-	-	-	-
620,000 - 629,999	1	-	1	1	-	-	-	-
630,000 - 639,999	1	2	-	1	1	-	-	-
670,000 - 679,999	2	2	1	-	1	-	-	-
680,000 - 689,999	1	-	1	1	1	-	-	-
690,000 - 699,999	1	1	-	-	1	-	-	-
700,000 - 709,999	-	-	1	-	-	-	1	-
710,000 - 719,999	-	-	-	2	-	-	-	-
720,000 - 729,999	-	-	1	-	-	-	-	-
750,000 - 759,999	-	1	-	-	-	-	-	-
760,000 - 769,999	-	1	-	-	-	-	-	-
770,000 - 779,999	1	-	-	-	-	-	-	-
790,000 - 799,999	-	1	-	-	-	-	-	-
810,000 - 819,999	-	-	-	1	-	-	-	-
830,000 - 839,999	1	-	-	1	-	-	-	-
890,000 - 899,999	-	1	-	-	-	-	-	-
900,000 - 909,999	-	-	1	-	-	-	-	-
930,000 - 939,999	-	1	-	-	-	-	-	-
960,000 - 969,999	-	1	-	-	-	-	-	-
980,000 - 989,999	-	-	-	1	-	-	-	-
990,000 - 999,999	-	-	1	-	-	-	1	-
1,030,000 - 1,039,999	-	1	-	-	-	-	-	-
1,070,000 - 1,079,999	-	-	-	1	-	-	-	-
1,130,000 - 1,139,999	-	-	-	1	-	-	-	-
1,150,000 - 1,159,999	-	1	-	-	-	-	-	-
1,170,000 - 1,179,999	-	1	1	-	-	-	1	-
1,200,000 - 1,209,999	1	1	-	-	1	-	-	-
1,350,000 - 1,359,999	-	-	1	-	-	-	-	-
1,360,000 - 1,369,999	-	-	-	1	-	-	-	-
1,370,000 - 1,379,999	-	-	-	1	-	-	-	-
1,510,000 - 1,519,999	1	-	-	-	1	-	-	-
1,550,000 - 1,559,999	1	-	-	-	1	-	-	-
2,090,000 - 2,099,999	1	-	-	-	1	-	-	-
2,190,000 - 2,199,999	1	-	-	-	1	-	-	-
2,250,000 - 2,259,999	1	-	-	-	1	-	-	-
2,550,000 - 2,559,999	-	-	-	1	-	-	-	-
2,830,000 - 2,839,999	-	1	-	-	-	-	-	-
3,240,000 - 3,249,999	-	1	-	-	-	-	-	-
3,270,000 - 3,279,999	-	1	-	-	-	-	-	-
3,340,000 - 3,349,999	-	-	1	-	-	-	1	-
3,990,000 - 3,999,999	-	-	-	1	-	-	-	-
6,090,000 - 6,099,999	-	1	-	-	-	-	-	-
Totals	50	33	49	32	10	-	6	-

Notes to the Financial Statements

For the year ended 31 December 2002

33. RELATED PARTY DISCLOSURES

(a) Directors

The names of all persons who held office as a Director of AMP Limited during the year and the date of appointments and vacations of office during the year are:

S D M Wallis	Lord Killearn
P Willcox[(1)]	P Mazoudier
P J Batchelor[(2)]	A Mohl[(3)]
Sir Malcolm Bates	I A Renard
P Cross	R P Yates[(4)]
R Grellman	

Note:

1. *Appointed on 9 September 2002.*
2. *Ceased to be a Director on 23 September 2002.*
3. *Appointed on 7 October 2002.*
4. *Appointed on 4 December 2002.*

Details of remuneration paid or payable to Directors and Directors of related entities are set out in Note 32.

Transactions were entered into during the year with Directors or their Director-related entities. These transactions are within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those available to other employees, customers or members (unless otherwise described below) and include:

- Normal personal banking with AMP Bank Limited including the provision of credit cards;
- The purchase of AMP insurance products;
- Financial investment services.

These transactions do not have the potential to adversely affect the decisions about the allocation of scarce resources made by users of AMP's financial statements, or discharge of accountability by the Directors. The transactions are considered to be trivial or domestic in nature.

Australian banks, the parent entities of Australian banks or entities controlled by Australian banks have been exempted (subject to certain conditions), under an Australian Securities and Investments Commission ("ASIC") Class Order No. 98/0110 dated 10 July 1998, from making disclosure of:

- Any loan made, guaranteed or secured by a bank to related parties other than Directors of the Australian bank, the parent entity of the Australian bank or entities controlled by the Australian bank; and
- Financial instrument transactions between related parties (other than in respect of shares and share options), where a Director of the relevant entities is not party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either an arms-length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not include a transaction which has as its subject matter goods (other than financial assets) or services.

The Class Order does not apply to a loan or financial instrument transaction which any director of the Company should reasonably be aware that, if not disclosed would have the potential to adversely affect the decisions made by the users of the financial statements about the allocation of scarce resources.

A condition of the Class Order is that the Company must lodge with the ASIC, a statutory declaration, signed by two Directors, confirming compliance with the provisions of the Class Order. AMP Bank Limited will be lodging such a declaration with ASIC in its Annual Return.

Notes to the Financial Statements

For the year ended 31 December 2002

33. RELATED PARTY DISCLOSURES (continued)

(b) Loans to Directors

Loans are made to executive Directors and are categorised by the interest rate applicable to the loan.

The categorisation of interest rates applicable to loans made to executive Directors of AMP and its controlled entities is as follows:

At market interest rates:

(i) Loans where either the full market interest rate is payable, or the difference between the actual interest rate charged on the loan and the full market interest rate is deducted from the executive's remuneration package, together with any related fringe benefits tax. These loans are repayable on normal commercial terms and conditions.

(ii) Loans where the interest payable is based on the bank bill rate plus a premium and the loan is repayable over a maximum term of 10 years.

(iii) Finance Leases advanced with market interest rates, repayable over a maximum term of four years.

(iv) At other than market interest rates.

Other than market interest rates:

(v) Loans at concessional interest rates, staff discount interest rates or loans provided interest free.

The aggregate amount of such loans made, repayments received and amounts outstanding were:

Notes to the Financial Statements

For the year ended 31 December 2002

33. RELATED PARTY DISCLOSURES (continued)

	Consolidated		Parent	
	2002	2001	2002	2001
	A$'000	A$'000	A$'000	A$'000
Balance outstanding at 31 December	3,757	7,819	-	-
Loans made during the year				
At market interest rates repayable on normal terms and conditions[(1)]	47	2,082	-	-
At market interest rates repayable over a maximum of 10 years[(2)]	-	538	-	-
Finance leases repayable over a maximum of 4 years[(3)]	-	-	-	-
At market interest rates repayable on retirement[(4)]	-	-	-	-
At other than market interest rates[(5)]	14	2,468	-	-
Repayments received during the year				
At market interest rates repayable on normal terms and conditions[(6)]	-	1,301	-	-
At market interest rates repayable over a maximum of 10 years[(7)]	-	749	-	-
Finance leases repayable over a maximum of 4 years[(8)]	-	62	-	-
At market interest rates repayable on retirement[(9)]	31	116	-	-
At other than market interest rates[(10)]	1,962	21	-	-
Interest income for the year from loans to directors	215	338	-	-

Notes:

1. *Advanced to A Mohl during 2002 - transactional activity on variable home loan account with AMP Bank.*
2. *There were no advances in 2002*
3. *There were no advances in 2002*
4. *There were no advances in 2002*
5. *Advanced to C Arthur during 2002.*
6. *There were no repayments in 2002*
7. *There were no repayments in 2002*
8. *There were no repayments in 2002*
9. *Repayments received from A Vidal, A Hobern, R McDonnell, D Bull, G Clarke, P Clarke, A Hutchinson, P Dumas, E Gifford, M O'Brien and N Werret during 2002.*
10. *Repayments received from C Arthur, P David, P Ellis, T Fraser, A Jones and T White, during 2002.*

Notes to the Financial Statements

For the year ended 31 December 2002

33. RELATED PARTY DISCLOSURES (continued)

(c) Shares, share options, equity instruments and debt instruments
The aggregate number of shares, share options issued, debt instruments disposed/exercised, or held, directly, indirectly or beneficially by Directors of the parent entity and by parties related to them during the year ended 31 December 2002 is set out below. All these transactions were conducted on the same terms and conditions applicable to all ordinary shareholders, or where applicable to all employees of the company under the Executive Option Plan and Employee Option Plan.

	Acquired during the year[1]		Disposed during the year		Held at the end of the year[2]	
	2002	2001	2002	2001	2002	2001
Ordinary shares	76,858	61,576	16,339	1,130	369,379	159,191
Share options over shares	-	-	-	-	915,000	1,542,980
AMP Income Securities	-	-	-	-	550	50
AMP Reset Preferred Securities	-	-	-	-	-	-

Notes

1. *Includes equities acquired by Directors who have since retired.*
2. *Number of equities held by persons who are Directors at the end of each respective year.*

(d) Other transactions of Directors
During 2002, fees for legal services totalling A$104,811 (2001: A$102,438) were paid by the Group to the legal firm, Allens Arthur Robinson. Mr I Renard (a Director of AMP) was a partner of that firm until April 2001 (and since resigning from the partnership, Mr Renard has been continuing in a consultant role) and Mr P Meadows (spouse of Ms P Cross) is a partner. Such services were provided on normal commercial terms and conditions.

During 2002, fees for legal and professional services totalling A$1,604,283 (2001: A$4,261,441) were paid by the Group to Blake Dawson Waldron, a firm in which Mr J K Peterson is a partner; Mr J K Peterson is a Director of Stanbroke Pastoral Company Pty Limited. All these transactions were on normal commercial terms and conditions.

Mr R B Hart and Mr N W F Alexander who are Directors of Valley Beef Company Pty Ltd, a controlled entity of AMP, control Stockyard Pty Limited. During the year Stockyard Pty Limited has transacted purchases and sales of beef with Stanbroke Pastoral Company Pty Limited amounting in aggregate to A$3,136,031 (2001: A$5,332,000), and paid processing fees and related expenses to Valley Beef Company Pty Ltd of A$9,496,835 (2001: A$8,460,872). These transactions were on normal commercial terms and conditions.

World Net Communications Inc. and WCI Cable Inc. were controlled entities of AMP in 2001. During 2001, professional fees totalling A$576,756 were paid by World Net Communications Inc. and WCI Cable Inc. to Inteq Ltd, a related party of Mr K Jacobs, a Director of World Net Communications Inc. and WCI Cable Inc. During 2001, World Net Communications Inc. and WCI Cable Inc. also paid advisory fees of A$196,816 to Notesan Pty Ltd, a related party of Mr R Hudspeth, a Director of World Net Communications Inc. and WCI Cable Inc. These transactions were on normal commercial terms and conditions.

Pearl Assurance plc (Pearl) has agreed to act as a third party guarantor for a housing loan to Mr C McGlasham (a Director of AMP (NPI) Finance Limited) from an external party. Both the Pearl Group and AMP (NPI) Finance Limited are controlled entities of AMP Limited. As part of the transaction Pearl will make up any shortfall in the event of the lender having to exercise its power of sale as mortgagee. The loan is also subject to a concessionary rate of interest subsidised by Pearl.

Floating Rate Unsecured Loan Notes 2006 were issued to Towry Law Plc shareholders on the takeover of Towry Law Plc by AMP. The balance of Loan Notes held by Directors of AMP controlled entities and their Director related entities was A$24,540,326 (£8,584,206) at the end of 2002 and A$24,835,672 (£8,734,706) at the end of 2001. The Loan Notes were issued to Directors and their Director related entities on terms and conditions no more favourable than those relating to other shareholders and are repayable at a future date by AMP. Interest payments were also made on normal terms and conditions.

(e) Other related party transactions
AMP controlled entities provide management services to associated unit trusts at normal commercial rates. Shares and other financial securities have been traded between AMP and respective trusts at market value.

AMP controlled entities provide management services to operating trusts with fees determined on a cost recovery basis. Interests held in associated entities (including percentage ownership) are set out in Note 27.

Notes to the Financial Statements

For the year ended 31 December 2002

34. AUDITORS' REMUNERATION

	Consolidated		Parent	
	2002	2001	2002	2001
	A$'000	A$'000	A$'000	A$'000
Amounts received or due and receivable by Auditors of AMP Limited for:				
Auditing the financial statements of AMP Limited and its controlled entities				
Half year audit review	770	824	-	-
Full year audit	8,478	7,074	140	140
Total financial statement audits	**9,248**	**7,898**	**140**	**140**
Other audit services				
Audit of trusts and superannuation funds	2,575	1,861	-	-
Audit of statutory returns	704	1,695	-	-
Other audit work	1,681	1,500	-	-
Total other audit services	**4,960**	**5,056**	**-**	**-**
Total audit services	**14,208**	**12,954**	**140**	**140**
Internal controls review	1,521	3,981	-	-
Technical advice	302	104	-	-
Total assurance related services	**1,823**	**4,085**	**-**	**-**
Other services				
Transaction support	985	3,291	-	-
Tax and compliance advice	2,360	1,969	-	-
Actuarial assistance	1,801	2,662	-	-
Other services	1,153	945	-	-
Total other services	**6,299**	**8,867**	**-**	**-**
Total amounts received or due and receivable by the auditors of AMP Limited	**22,330**	**25,906**	**140**	**140**
Other auditors for:				
Auditing of financial statements of certain controlled entities	516	229	-	-
Other services	283	64	-	-
Total amounts received or due and receivable by other auditors	**799**	**293**	**-**	**-**

Notes to the Financial Statements

For the year ended 31 December 2002

35. EVENTS OCCURRING AFTER REPORTING DATE

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

DIRECTORS' DECLARATION

For the year ended 31 December 2002

In accordance with a resolution of the Directors of AMP Limited, we state that in the opinion of the Directors:

a) The financial statements and notes of the consolidated entity set out on pages 1 to 87 are in accordance with the Corporations Act 2001, including;

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2002 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

STAN WALLIS
CHAIRMAN

PETER WILLCOX
CHAIRMAN-ELECT

ANDREW MOHL
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Sydney, 26 February 2003

INDEPENDENT AUDIT REPORT

For the year ended 31 December 2002

To the members of AMP Limited

Scope

We have audited the Financial Report of AMP Limited for the financial year ended 31 December 2002, as set out on pages 1 to 88, including the Directors' Declaration. The Financial Report includes the consolidated financial statements of the consolidated entity comprising AMP Limited and the entities it controlled at the year's end or from time to time during the financial year. The company's Directors are responsible for the Financial Report. We have conducted an independent audit of the Financial Report in order to express an opinion on it to the members of AMP Limited.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Financial Report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the Financial Report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the Financial Report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the Financial Report of AMP Limited is in accordance with:

a) The Corporations Act 2001 including:

   (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 31 December 2002 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) Other mandatory professional reporting requirements in Australia.

Ernst & Young

Brian J Long
Partner

Sydney, 26 February 2003

AMP

Investor Report

Full Year 2002

Online reports

This AMP investor report is available online at www.ampgroup.com along with the AMP annual report and other investor information.

The corporate website also has more information about the AMP Group, including our business operations, our management team, our strategy and the Full Financial Reports.

AMP Limited ABN 49 079 354 519

Information for shareholders

Important dates for shareholders

28 April 2003	Payment date for 2002 final dividend
15 May 2003	Annual General Meeting in Sydney
20 August 2003	Release of 2003 half year results

Contact details

Investor Relations enquiries

Telephone	+ 61 2 9257 7337
Email	amp_investor_relations@amp.com.au
Mark O'Brien	Investor Relations Executive
Telephone	+ 61 2 9257 7053
Facsimile	+ 61 2 9257 7445
Email	mark_o'brien@amp.com.au

Corporate Affairs enquiries

Karyn Munsie	Director Media Relations
Telephone	+ 61 2 9257 9870
Facsimile	+ 61 2 9257 5497
Email	karyn_munsie@amp.com.au

Management team

Andrew Mohl	Managing Director and Chief Executive Officer
David Cohen	General Counsel
Marc de Cure	General Manager, Strategy and Development
John Drabble	Managing Director, AMP UK Contemporary Financial Services
Craig Dunn	Managing Director, Australian Financial Services
Peter Hodgett	General Manager, Human Resources
Ian Laughlin	Managing Director, AMP UK Life Services
Paul Leaming	Chief Financial Officer
Christine McLoughlin	General Manager, Office of the CEO
Matthew Percival	General Manager, Corporate Affairs
Roger Yates	Managing Director, Henderson Global Investors

Contents

Important note

This Investor Report provides financial information reflecting 100% shareholder attributable after-tax results from an operational perspective. The principles of Margin on Services are used in reporting the results of AFS and UKFS. Information is provided on an operational basis (rather than statutory basis) to reflect a management view of the businesses and existing structures. Content is prepared using external market data, internal management information useful for investors, and some audited data. However, this Investor Report is not audited.

AMP also provides prescribed Statutory Reporting under the Corporations Act 2001. Those accounts are available from our website www.ampgroup.com and reflect policyholder, shareholder and unattributed interests. Significant accounting policies are more fully set out in the 2002 AMP Ltd Full Financial Report which is audited.

Forward looking statements in this Investor Report are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed. AMP makes no representation or warranty as to the accuracy or completeness of any statement in this Investor Report. In particular, information (including forecast financial information) in this Investor Report does not constitute investment advice or a recommendation on any matter.

2002 annual results

2002 was a difficult and disappointing year, culminating in substantial balance sheet write-downs and a significant reported loss

Net loss after tax	-A$896m	Lower business performance and restructuring impact
Investment income again weak but up on FY 01	A$49m	Weak global markets with UK FTSE 100 down 24.5%
Write-downs, asset sales and restructuring costs	-A$1,337m	Provision announced as part of restructuring program
BU operating margins down to	A$730m	UKFS down 36% but AFS and Henderson robust
Dividend reduced - final dividend A$0.20c	A$0.46	Full year dividend - reflects impact of market conditions on supportable earnings
Underlying RoE 9.2% and EPS	A$0.78	Below benchmark levels

2002 year in review

A combination of falling equity markets, UK regulatory capital pressure and weak UK life industry conditions resulted in significant challenges and substantial organisational change

Continuation of globally depressed investment markets impacted AMP's operating businesses

The poor operating environment affected UK and Euro life companies alike and AMP's UK business was very sensitive to rapidly deteriorating market and regulatory solvency conditions in the UK

Management responded to UK regulatory capital issues by undertaking a series of initiatives to ensure regulatory solvency under extreme market conditions

AMP's Australian business and Henderson both held up well in difficult market conditions

The AMP Ltd Board of Directors appointed a new CEO in September

- UK FTSE 100 down 24.5% and S&P 500 down 23% in 2002 as three year bear market continued
- Standard & Poor's credit ratings assessment for AMP Group Holdings Ltd reduced from A to A$^-$ (negative outlook)
- Fragile investor confidence resulted in reduced appetite for investment products
- Pearl breached Minimum Regulatory Capital (MRC) levels
- £500m capital support provided to UK life companies, UK equities backing ratio reduced and bonus levels reviewed
- Henderson cost program buffered impact of initial fall in markets
- Capital strengthened with proceeds and profit from Cogent sale in May and successful Reset Preferred Securities (RPS) hybrid equity raising in September
- Andrew Mohl announced as CEO, senior management team reorganised
- Reform program announced in October, strategic review commenced in November

For a full list of ASX company announcements in 2002, turn to page 34

Our response to 2002

AMP has closely reviewed its 2002 performance and business strategy. This is how we are responding:

AMP has undertaken a full review of its strategy, business unit activities, cost structure and business risks

A program of cost reductions, sales of non core assets and restructuring of UK businesses, was announced in November and December as a result of this review

A reform agenda focusing on improving performance in basic areas and 'getting real' has been developed to ensure the lessons and cultural change needed are embedded into the organisation

- Exit low return channel and product lines
- Focus short term growth ambitions on core businesses
- Increase transparency and quality of disclosure
- Tackle embedded behaviours
- Role model strong leadership

- Closure of AMP International business unit and the realignment of its former operating businesses
- Split UKFS businesses into Life Services and Contemporary, acknowledging structural changes in the UK financial services market
- Closure of the UKFS Direct Sales Force and household advisor channels
- Further cost savings initiatives in Henderson
- Reduction of 10% in AFS cost base in FY 03
- Streamlining Corporate Office - A$40m cost savings in FY 03
- Asset value realisation planned - Japan, Virgin Money and Cobalt/Gordian
- AMP Banking refocused - goal is to release A$500m capital by end 2003
- Focus on clear communication with employees, shareholders and customers

Outlook

What our future holds and how we will get there

AMP will stay true to its wealth management strategy and will act quickly to take advantage of opportunities to improve its position and restore shareholder wealth

Our business is underpinned by the long term trends driving savings and retirement incomes around the world. Asset management, retirement savings products and advice will be key to delivering returns for shareholders

We expect the outlook to remain difficult, especially in the UK where business conditions remain harsh and operating margins are sensitive to weaker FTSE levels and lower bonus rates paid to policyholders

In Australia, the outlook for AMP's business is sound, in spite of the downturn in the wealth management sector

Henderson remains a strongly performing and highly regarded asset management business

- Grow AMP's leading position in the Australian wealth management market
- Reduce AMP's capital commitment in the UK in the medium to longer term by releasing capital from UK Life Services while simultaneously taking other action to increase its RoIC
- Develop a wealth management business in the UK, focused on investment and pension products distributed primarily through advisers
- Build a global asset management business in partnership with AMP's wealth management businesses, with a focus on the UK and selective expansion in Europe, North America and Asia
- Improve standards of performance across all dimensions of the business

Results overview

Financial results summary

AMP reported a loss after tax of A$896m for FY 02 after write-downs, asset sales and transformation costs. This includes a write-down of A$1,227m as a result of updated directors' valuations of AMP's businesses. Before these items and amortisation of goodwill, profit after income tax was A$495m. Underlying contribution at A$883m, is down 26% on FY 01, as a result of margin reductions in all BU's and a tough market for wealth management companies.

AMP continues to be well capitalised with total shareholders' capital resources exceeding A$13b and a Standard & Poor's long term credit rating for AMP Group Holdings of A⁻ (negative outlook).

Global investment markets continue to have a negative impact on business unit operating margins and investment income

The UK FTSE 100 was down 24.5% over the year and 43% since December 1999, bond yields in Australia and the UK fell 85bps and 67bps respectively during 2002 in what is now the longest bear market since 1972.

Weak markets not only impacted margins directly, but also indirectly through poor investor sentiment which led to lower new business volumes and net cashflow.

Business unit operating margins

- AFS operating margins were down 9%, mainly due to investment markets, lower new business and reduced margins from the closure of certain capital inefficient products. This was partly offset by expense savings, with the cost to income ratio remaining steady at 44%. RoIC fell slightly to 13.8%. Refer to page 24 for results.
- UKFS operating margins were down 36% to A$211m (£76m). Negative factors impacting included lower profit margins released due to the cumulative effect of three years of weak equity markets, lower new business volumes in Pearl reducing the service company profits, increased provisions and some capitalised losses (also as a result of equity market falls). Costs were down by 15% while the cost to income ratio was stable at 64% due to lower revenue and profitability. Various initiatives (covered in this document under capital management, cost management and the UKFS section) are underway to address the high capital exposure and low RoIC in UKFS. Refer to page 26 for results.
- Henderson operating margins were down only 8%, a robust result given the prolonged stock market downturn and the impact on the investment management industry and competitors. AUM declined only 13%, significantly less than most major equity indices. Vigilant cost management meant that the cost to income ratio increased only slightly to 69% despite the lower profit. Similarly, good capital management meant that the RoIC declined marginally to 10.7%. Refer to page 28 for results.

Investment income

As in FY 01, investment income was again affected by poor UK equity returns. Investment performance on shareholder funds was in line with major external benchmarks.

Tight control of Corporate Office led to a 23% reduction in expenses while interest paid reflects lower debt levels during the year

- Role of Corporate Office was redefined during 2H 02, with the focus being on value-added activities. As a result, 97 staff have been retrenched as at the end of December, which includes some staff previously involved with AMP International business.
- Interest on corporate debt fell to A$230m as a result of lower Corporate borrowings throughout FY 02 and a reduction in the weighted average cost of debt.
- As previously communicated, payment of the Reset Preferred Securities distribution will not be effected by the write-downs.

Write-downs and transformation costs total A$1,571m (partly offset by profit realised on the sale of non-core businesses)

- A review of the valuation of our UK and former AMP International subsidiaries has led to a write-off totalling A$1,227m, most of which is intangible assets. The valuations reflect the lower levels of investment markets and the changes in strategic direction announced during November and December 2002.
- Provision has been made for the cost of implementing the strategic initiatives (A$344m) which commenced during 2H 02 and will continue in FY 03.
- The completion during FY 02 of the sale of certain non-core businesses has resulted in a profit of A$234m, mainly attributable to the Cogent sale.
- More information can be found on page 33.

Results overview

A$m	FY 02	2H 02	1H 02	FY 01	% FY	% H/H	2H 01	1H 01
Australian Financial Services	**334**	140	194	366	-8.7	-27.8	192	174
UK Financial Services	**211**	37	174	328	-35.7	-78.7	162	166
Henderson Global Investors	**192**	90	102	208	-7.7	-11.8	108	100
AMP Banking	**(7)**	(4)	(3)	(13)	-46.2	33.3	(7)	(6)
Total BU operating margins	**730**	263	467	889	-17.9	-43.7	455	434
Discontinuing businesses	**38**	17	21	148	-74.3	-19.0	95	53
Corporate Office costs	**(79)**	(35)	(44)	(102)	-22.5	-20.5	(64)	(38)
Total operating margins	**689**	245	444	935	-26.3	-44.8	486	449
Underlying investment income	**437**	229	208	506	-13.6	10.1	261	245
Interest expense on corporate debt	**(230)**	(133)	(97)	(242)	-5.0	37.1	(112)	(130)
Distribution on reset preferred securities	**(13)**	(13)		-	n/a	n/a		
Underlying contribution	**883**	328	555	1,199	-26.3	-40.9	635	564
Investment income market adjustment	**(388)**	(174)	(214)	(532)	-27.1	-18.7	(312)	(220)
Profit after income tax before other items	**495**	154	341	667	-25.7	-54.8	323	344
Transformation costs	**(344)**	(333)	(11)	(8)	n/a	n/a	(8)	
Asset sales	**234**	234		86	n/a	n/a		86
Valuation adjustments	**(1,227)**	(1,227)		-	n/a	n/a		
Goodwill amortisation	**(54)**	(27)	(27)	(55)	-1.8	0.0	(28)	(27)
Net profit after income tax	**(896)**	(1,199)	303	690	-229.8	-495.7	287	403

Movement in underlying contribution FY 01 to FY 02


1200
1000
800
600
400
200
0
A$m
1,199
(159)
(110)
23
(69)
(1)
883
FY 01 underlying contribution
BU op margins
DB margins
Corporate costs
Underlying investment income
Financing costs
FY 02 underlying contribution

Movement in underlying contribution 2H 01 to 2H 02


700
600
500
400
300
200
100
0
A$m
635
(192)
(78)
29
(32)
(34)
328
2H 01 underlying contribution
BU op margins
DB margins
Corporate costs
Underlying investment income
Financing costs
2H 02 underlying contribution

Performance measures

Return on invested capital


%
15
10
5
0
RoIC - underlying
RoIC
FY 98
FY 99
FY 00
FY 01
FY 02

- RoIC down to 5.2% on lower profitability and higher capital.
- RoIC - underlying fell to 7.9% on lower margins across the group.

Return on invested capital (BU)


%
20
15
10
5
0
AFS
HGI
UKFS
FY 98
FY 99
FY 00
FY 01
FY 02

- AFS RoIC only marginally down due to lower profit being offset by capital initiatives.
- UKFS RoIC shows impact of reduced profitability and additional capital invested.
- HGI slightly down due to good capital management.

Earnings per share


A$
1.2
0.8
0.4
0.0
EPS - underlying
FY 98
FY 99
FY 00
FY 01
FY 02

- EPS - underlying fell to A$0.78 as result of lower profitability and weak investment markets.

Cost to income ratio


%
80
60
40
20
HGI
UKFS
Group
AFS
FY 99
FY 00
FY 01
FY 02

- Group cost to income ratio down 2% reflecting impact of sale of Cogent and 11% reduction in cost.

Value of new business


A$m
£m
AFS @3% dm
UKFS @5% dm
250
200
150
100
50
0
90
72
54
36
18
0
FY 98
FY 99
FY 00
FY 01
FY 02

- AFS VNB increases to A$251m on lower acquisition costs and lower anticipated unit maintenance costs.
- UKFS VNB not a good guide to future profitability as result of strategic changes

Total BU operating margins


A$m
1000
900
800
700
600
500
400
300
200
100
0
FY 98
FY 99
FY 00
FY 01
FY 02

- Weak investment markets impact margins both directly and indirectly.
- Strong vigilance on costs mitigated impact to some extent.

Five year summary

	FY 02	FY 01	FY 00	FY 99	FY 98
Shareholder summary					
EPS - Underlying (A$)	**0.78**	1.08	0.98	0.64	0.63
- Net profit after tax (A$)	**-0.79**	0.62	1.05	-0.39	0.97
RoIC - Underlying	**7.9%**	10.4%	10.0%	7.0%	7.8%
- Actual	**5.2%**	6.5%	10.7%	10.0%	11.5%
RoE - Underlying	**9.2%**	13.1%	13.0%	8.5%	8.5%
- Actual	**5.1%**	7.3%	14.3%	13.1%	13.2%
Dividends per share (A$)	**0.46**	0.51	0.47	0.41	0.18
Dividend payout ratio - Underlying	**59%**	47%	48%	64%	29%
Ordinary shares in issue (m)	**1,159.5**	1,128.5	1,104.6	1,089.2	1,076.6
Weighted average number of ordinary shares (m) - Basic	**1,137.6**	1,113.7	1,094.8	1,082.7	1,061.0
- Fully diluted	**1,137.9**	1,121.9	1,138.4	1,113.8	1,061.4
Share price for the period (A$) - Low	**11.18**	16.56	13.69	14.13	18.46
- High	**19.63**	21.99	20.22	20.91	23.00
Return on embedded value - AFS (3% dm)	**1.4%**	9.9%	7.1%	18.0%	15.2%
- UKFS (5% dm)	**-30.6%**	-13.1%	2.6%	18.1%	13.0%
Value of new business - AFS (3% dm) A$m - as reported	**251**	249	145	165	124
- UKFS (5% dm) £m - as reported	**13**	9	14	18	17
Financial position					
Ordinary shareholders' equity (A$m)	**8,533**	9,520	8,785	7,632	8,675
Corporate debt (ex operational debt) (A$m)	**3,788**	3,687	4,511	4,730	2,069
Debt to shareholders' equity plus debt	**13%**	16%	23%	26%	24%
Interest cover (times) - Underlying	**5.2**	6.3	5.2	6.1	6.7
- Actual	**3.5**	4.1	5.5	8.7	9.8
Assets under management (AUM) A$b					
Assets under management - HGI managed	**256**	292	291	259	177
Assets under management - externally managed	**9**	9	6	3	2
Total assets under management	**265**	301	297	262	179
Persistency - AFS	**84%**	84%	82%	84%	83%
- UKFS	**88%**	89%	89%	92%	89%
Cost to income ratio[1]	**62%**	64%	65%	66%	n/a
Staff numbers					
Australian Financial Services[2,6]	**3,194**	3,316	3,812	3,920	4,330
UK Financial Services[3]	**5,592**	7,173	7,062	8,816	6,857
Henderson Global Investors	**1,612**	1,624	1,877	1,796	1,693
AMP Banking[4]	**502**	475	511	632	-
Cobalt RunOff Services	**195**	202	115	150	150
Corporate Office	**258**	330	337	493	257
AMP International[5]	**50**	1,100	917	832	563
IT@AMP[6]	**-**	489	1,141	808	412
Services@AMP[6]	**-**	159	137	-	-
AMP General Insurance	**-**	-	3,355	3,752	1,228
Total staff numbers	**11,403**	14,868	19,264	21,199	15,490

1. Earlier years include businesses owned by AMP at the time.
2. Excludes non-salaried planners.
3. FY 02 includes Towry Law and Interactive Investor.
4. AMP Banking was previously reported in AMP International. All historical data has been excluded from AMP International.
5. Part of the reduction relates to the sale of Cogent as well as the decision to divest or transfer AMP International initiatives back to the business.
6. For FY 02, IT@AMP & Services@AMP are included in AFS.

Product cashflows

Australian Financial Services

- AFS total net cashflow declined from A$2,602m FY 01 to A$1,168m in FY 02. This result should be considered in the context of the record performance reported last year and the market environment this year.
  - AFS's strong comparative performance this year is reflected in industry data (AFS maintained 1st position in Australian retail superannuation net cashflows and 3rd for total retail managed funds (excl CMT) net cashflows[1])
  - Net cashflow for Australian contemporary retail products of A$2,656m declined 35% on FY 01, partly reflecting the closure of capital guaranteed investment options as well as the record performance reported last year
  - Outflows of A$1,895m from mature products improved 13% on the FY 01 levels as a result of planner focus, several retention initiatives implemented during the year and effective customer communication.

UK Financial Services

- The cashflow statement has been restated to reflect the split of the UKFS business into Contemporary and Life Services.
- The contemporary cashflows represent only the products deemed contemporary under the new business unit. Therefore, collective investment vehicles and Life business written to NPI Limited have been included under mature and closed business as the UK Contemporary Financial Services business has no specific focus on these products going forward.
- Contemporary net cashflow increased by A$52m (£19m), a 6% improvement in FY 02 compared to FY 01.
- The announcement to close the Pearl Direct Sales Force channel was made in December and therefore did not in itself materially impact cash inflow in 2002 although the reduction in salesforce numbers through 2002 contributed to lower new business volumes.
- Cash outflow within the National Provident Life Limited closed fund increased by 16% which reflects maturities of income bonds, accounting for circa £130m, and surrenders of with-profit bonds which have reached the end of their penalty period.
- Since the closure of the Pearl Direct Sales Force in early December, increased focus is being placed on the retention of existing business and, in particular, higher value customers and contracts. Increased training and information is being provided to front line call centres to ensure customers are aware of options to retain products rather than surrendering contracts during these low value market conditions.

Henderson Global Investors

- UK Retail experienced minimal net outflows of A$45m, excluding the A$2,242m divestment of the Private Client business. Net inflows on open ended products of A$245m were offset by net Investment Trust redemptions of A$290m. This is a robust performance given the industry wide flight from UK Retail products during the year.
- Rest of World (ROW) Retail experienced net cash inflows of A$851m, comprising mainly net inflows of A$576m for Absolute Return Funds and A$197m for Horizon Funds.
- Institutional net outflows were A$3,801m during the year including the A$3,945m short term cash mandate withdrawn in Q1 02. The remaining net cash inflow of A$144m comprised:
  - A$1,339m UK institution net inflows
  - A$1,073m ROW property net inflows
  - A$2,268m Asia Pacific net outflows including A$1,195m short term New Zealand public sector mandate and A$358m relating to the sale of GIO.
- The figures exclude a A$1,457m Australian SRI overlay mandate which was awarded during the year but not taken on until 2003.

1. September 2002 market share data sourced from Plan For Life Pty Ltd.

Product cashflows

Business units	FY 02 Inflow (A$m)	FY 02 Outflow (A$m)	FY 02 Net (A$m)	FY 01 Inflow (A$m)	FY 01 Outflow (A$m)	FY 01 Net (A$m)
Australian Financial Services						
Australian contemporary retail						
Superannuation	5,895	3,537	2,358	5,902	3,137	2,765
Managed investments	1,255	1,093	162	1,616	933	683
Income stream	1,009	991	18	1,321	846	475
Risk	217	99	118	221	82	139
	8,376	5,720	2,656	9,060	4,998	4,062
Matured/closed retail	454	1,895	(1,441)	528	2,171	(1,643)
Total Australian retail	8,830	7,615	1,215	9,588	7,169	2,419
NZ contemporary retail (incl. corporate)	470	517	(47)	692	509	183
Total AFS	9,300	8,132	1,168	10,280	7,678	2,602
UK Financial Services						
UK contemporary retail						
Pensions	1,460	525	935	1,477	594	883
UK Life Services						
Matured/closed retail	4,483	5,532	(1,049)	5,064	5,867	(803)
National Provident Life Limited	499	3,396	(2,897)	669	2,937	(2,268)
Total UKFS	6,442	9,453	(3,011)	7,210	9,398	(2,188)
Henderson Global Investors						
Contemporary retail						
UK Collective investment vehicles	1,922	1,967	(45)	3,702	2,432	1,270
ROW contemporary retail	2,081	1,230	851	3,232	2,228	1,004
	4,003	3,197	806	6,934	4,660	2,274
Closed retail			-		2,169	(2,169)
Total retail	4,003	3,197	806	6,934	6,829	105
ROW subadvisory	1,556	2,792	(1,236)	1,701	2,325	(624)
Institutional	15,596	19,397	(3,801)	28,756	11,057	17,699
Total Henderson Global Investors	21,155	25,386	(4,231)	37,391	20,211	17,180

AMP	FY 02 Inflow (A$m)	FY 02 Outflow (A$m)	FY 02 Net (A$m)	FY 01 Inflow (A$m)	FY 01 Outflow (A$m)	FY 01 Net (A$m)
Contemporary retail - AFS, UKFS & Henderson	14,309	9,959	4,350	18,163	10,761	7,402
Institutional - Henderson	15,596	19,397	(3,801)	28,756	11,057	17,699
ROW subadvisory - Henderson	1,556	2,792	(1,236)	1,701	2,325	(624)
Total contemporary	31,461	32,148	(687)	48,620	24,143	24,477
Mature/closed - AFS, UKFS & Henderson	5,436	10,823	(5,387)	6,261	13,144	(6,883)
Total AMP[1]	36,897	42,971	(6,074)	54,881	37,287	17,594
Other cashflows						
AMP Bank - net increase in mortgages			1,665			950

1. Cashflows for businesses in India, Japan and the joint venture with Virgin are not included.

Capital management - total shareholder capital resources

A$m	FY 02	1H 02	FY 01
Equity			
Share capital	**5,001**	4,720	4,613
Capital reserve	**510**	510	510
Foreign currency translation reserve	**361**	141	313
Retained profits	**2,661**	4,092	4,084
Total equity attributable to ordinary shareholders	**8,533**	9,463	9,520
Hybrid equity (Reset Preferred Securities)	**1,141**	-	-
Total equity attributable to ordinary shareholders plus hybrid equity	**9,674**	9,463	9,520
External corporate debt	**3,788**	3,577	3,687
Borrowings from Pearl 90:10 fund	-	595	623
Total shareholder capital resources	**13,462**	13,635	13,830
Other interests			
Life funds not specifically attributed to shareholders' or policyholders' interests	**5,494**	5,437	6,232
Other outside equity interests in controlled entities	**2,755**	1,871	1,565

Equity attributable to shareholders plus hybrid

Total equity attributable to ordinary shareholders plus hybrid equity has increased by A$154m during FY 02. This increase was driven by:

- A$1,141m of hybrid equity (total proceeds of A$1,122m being amount raised of A$1,150m less issue costs of A$28m, plus A$19m retained profits of the AMP Reset Preferred Securities Trust)
- A$432m of new share capital raised through share plans, dividend reinvestment plans and underwriting of the interim 2002 dividend, offset by A$44m of shares bought back in 1H 02
- A$48m increase in foreign currency translation reserve due to the strengthening of the £ against the A$

but partially offset by:

- A$896m full year loss
- A$295m interim 2002 dividend paid and A$232m final dividend declared. The final dividend has been fully underwritten in terms of the dividend reinvestment plan.

Total shareholder capital resources decreased despite the hybrid equity raising due to the full year loss and repayment of borrowings from the Pearl 90:10 fund.

Unattributed life funds

Life funds not specifically attributable to shareholders' or policyholders' interests decreased from FY 01 to FY 02 due to:

- a fall in investment markets which resulted in a loss of A$541m from investment earnings on the unattributed life funds
- utilisation of a further A$208m to support bonus distributions in respect of UK policyholders
- offset by A$11m due to the strengthening of the £ against the A$.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level supported by actual experience, because of the need to support bonuses in a way that is consistent with the reasonable expectations of policyholders. The balance of the cost of bonus distributions has been met from the unattributed life funds. The need to support bonus levels is expected to continue in the medium term, consistent with accepted UK industry practice. In the absence of a significant recovery in equity markets, it is now likely that a significant proportion of the unattributed life funds will be utilised in this way.

Refer also to note 20 of the 2002 AMP Ltd Full Financial Report.

Capital management - shareholder capital invested

Notional allocation at[1]		31 December 2002		
A$m	Minimum regulatory requirements[7]	Tangible net assets[7]	Intangibles[8]	Total capital
Australian Financial Services	1,635	**3,140**	**495**	**3,635**
AMP Life Statutory funds		3,010		3,010
AMP Life other[2]		130	495	625
UK Financial Services[3]	5,752	**6,878**	**1,060**	**7,938**
Pearl[4]		5,021	62	5,083
LL		1,196		1,196
UKFS other[5]		661	998	1,659
Henderson Global Investors	326	**432**	**1,199**	**1,631**
AMP Banking	431	**584**		**584**
Virgin Money	-	**370**		**370**
Discontinuing business	455	**896**		**896**
Corporate Office	34	**400**		**400**
Inter business unit holdings[6]		**(1,992)**		**(1,992)**
Total shareholder capital resources	8,633	**10,708**	**2,754**	**13,462**

1. The notional allocation takes account of admissible assets supporting the business for regulatory purposes. As a result of the impact of restructuring on admissible assets and regulatory waivers, the level of inter BU holdings included, has increased compared to prior years.
2. AMP Life other represents the operating subsidiaries of AFS including AMP's investment in India.
3. Minimum regulatory capital requirements for UKFS are based on our best estimates of UK statutory reserves, as these are still being calculated.
4. Pearl includes shareholder net assets invested in the NPLL overcoat.
5. Includes NPIL, UKFS business support operations, Towry Law and other.
6. For a detailed breakdown please refer to the glossary on page 39.
7. For a definition please refer to the glossary on page 37.
8. These are intangibles as defined on page 36. There are a further A$16m of intangibles in the 2002 AMP Ltd Full Financial Report (refer notes 10 and 11) which are primarily attributable to policyholder interests.

Movements

The reduction in intangibles since FY 01 is primarily due to the EMVONA/goodwill component of the asset write-downs - see page 33.

Total capital allocated to UKFS increased by A$1,870m, due to:

- A$1,393m (£500m) of capital supplied by the group
- A$1,211m from the impact of restructuring on admissible assets and regulatory waivers
- -A$523m from asset write-downs - see page 33
- -A$211m from other items (UKFS profit before normalisation, payment of UK dividends, currency movements and reallocation of the balance of shareholder attributable assets in Pearl's 0:100 fund (Pacific) from Corporate Office to UKFS).

Capital initiatives

The UK stock market suffered substantial losses in 2002 with the main FTSE 100 Index falling by 24.5% during the year. This created pressures for the entire UK life industry.

In July, AMP notified the Financial Services Authority (FSA) that Pearl Assurance had breached UK minimum regulatory capital requirements. This means that, although realistic policyholder liabilities were fully covered and the fund assets were well in excess of economic solvency requirements, the fund had insufficient admissible assets available to cover the FSA's conservative Required Minimum Margin (RMM).

Management undertook a series of capital actions to improve the regulatory assets and liabilities within the funds including shareholder capital support of A$1,393m (£500m), the swapping and restructuring of inadmissible assets, reducing the Equity Backing Ratio (EBR) and improving management of policyholder benefits.

For the UK Life with-profits funds, the effective exposures (allowing for derivatives) at the year end were:

Assets backing	Pearl	NP Life Ltd	London Life
UK Equity	22%	30%	26%
International Equity	9%	6%	4%
Property	14%	12%	14%
Non Traditional Assets	3%	0%	1%
Equity Backing Ratio	48%	48%	45%
Fixed Interest	38%	45%	55%
Cash	14%	7%	0%
Total	100%	100%	100%

In light of significant market falls in early 2003 (of FTSE to 3480 - a seven year low) and continued global market volatility, management has taken further protective action for the assets in the UK funds through equity sales, derivative protection and dynamic hedging strategies. Calculation of EBR following these actions can only be early estimates, therefore the following ratios (for with-profit funds only) on 21 February are an indicative guide: Pearl 42%, NPLL 37% and London Life 31%. The situation is dynamic and effective FTSE exposures can change strongly as the market moves. These positions will be actively managed throughout the year.

Capital management - regulatory

Capital employed by regulatory class[1]	31 December 2002			31 December 2001		
A$m	**Net assets**	**Intangibles[2]**	**Total capital**	**Net assets**	**Intangibles[2]**	**Total capital**
Equity attributable to ordinary shareholders	5,779	2,754	**8,533**	5,879	3,641	9,520
Hybrid equity (Reset Preferred Securities)	1,141		**1,141**			-
Tier 1	6,920	2,754	**9,674**	5,879	3,641	9,520
Income securities	1,240		**1,240**	1,240		1,240
Subordinated debt	840		**840**	834		834
Tier 2	2,080	-	**2,080**	2,074	-	2,074
Total regulatory capital (Tier 1 + Tier 2)	9,000	2,754	**11,754**	7,953	3,641	11,594
Senior debt	1,708		**1,708**	1,613		1,613
Borrowings from Pearl 90:10 fund			-	623		623
Total shareholder capital resources	10,708	2,754	**13,462**	10,189	3,641	13,830

1. As described by APRA regulations.
2. The difference between intangibles in the table above and that in the 2002 AMP Ltd Full Financial Report (notes 10 and 11) is primarily attributable to policyholder interests.

The capital employed by regulatory class has improved due to the successful issue of the reset preferred securities.

The reset preferred securities issue was voted Asian equity-linked issue of the year by International Financing Review Asia (IFR).

UK minimum regulatory requirements

All AMP UK life companies met their RMM requirements as at 31 December 2002. Statutory reserves as at end 2002 are still being calculated (for submission to the FSA in March), but our best estimate of the Free Asset Ratio (FAR) for the main life companies, calculated using the more conservative of the liability methods, (see glossary on page 36) were 2% for Pearl, 3% for LL, 2% for NPLL and 1% for NPIL.

Capital management - asset backing shareholder capital resources

Allocation at	31 December 2002			31 December 2001		
A$m	**Australasia**	**UK**	**Total**	**Australasia**	**UK**	**Total**
Equities	1,164	956	**2,120**	1,606	1,198	2,804
Other growth assets	302	199	**501**	399	101	500
Fixed interest	825	2,749	**3,574**	806	2,873	3,679
Cash	1,664	3,257	**4,921**	1,277	1,955	3,232
Total managed assets	3,955	7,161	**11,116**	4,088	6,127	10,215
Other	(67)	(341)	**(408)**	244	(270)	(26)
Total net assets	3,888	6,820	**10,708**	4,332	5,857	10,189
Intangibles	666	2,088	**2,754**	807	2,834	3,641
Total shareholder capital resources	4,554	8,908	**13,462**	5,139	8,691	13,830

	FY 02			FY 01		
A$m	**Australasia**	**UK**	**Total**	**Australasia**	**UK**	**Total**
Investment income						
BU underlying investment income	251	222	**473**	288	245	533
Corporate Office underlying investment income	(39)	3	**(36)**	(72)	45	(27)
Total underlying investment income	212	225	**437**	216	290	506
Market adjustment	(231)	(157)	**(388)**	(145)	(387)	(532)
Total investment income	(19)	68	**49**	71	(97)	(26)
Growth assets / (managed assets)	37%	16%	**24%**	49%	21%	32%
Regional split of managed assets	36%	64%		40%	60%	
Regional split of total shareholder capital resources	34%	66%		37%	63%	

Lower exposure to equities

Total shareholder exposure to equities fell by A$684m. This was primarily driven by:

- significant falls in the global equity markets during 2002, including a fall in the UK FTSE 100 Index of 24.5% and the Australian All Ords Index of 11.5%
- reduction in equities backing shareholder capital.

Total shareholder exposure to cash increased by A$1,689m. This was primarily driven by:

- A$1,141m hybrid equity
- proceeds from the sale of Cogent and the AMP Bank credit card portfolio.

The volatility of shareholder funds is now significantly reduced, with growth assets now just 24% of total shareholder managed assets. This compares with a growth exposure of 32% at 31 December 2001 and 51% at 31 December 1998.

Increase in total investment income

- Lower bond yields in Australia (down 85bps) and the UK (down 67bps), as well as the reduction in growth assets as a percentage of total managed assets (reducing from 32% to 24%) offset the impact of lower equity markets during FY 02, with total investment income increasing by A$75m to A$49m. This is still significantly less than that earned in years prior to 2001.
- Total underlying investment income has decreased by A$69m (14%) on FY 01 due mainly to a change in the mix of managed assets from growth assets to fixed interest and cash.
- FY 02 underlying investment income includes a normalised return on Corporate capital. Prior periods have been restated (with the corresponding change being made to "Investment income market adjustment"). There is no impact on net profit after tax as a result of this reclassification. Refer to the definition on page 37.
- Corporate Office (Australia) underlying investment income includes the intra-group elimination of dividends earned on the UK plc preference shares (FY 02: A$69m and FY 01: A$81m).

Debt overview

A$m	31 December 2002			31 December 2001		
	Corporate	Operational	Total	Corporate	Operational	Total
Subordinated bonds/notes	840	472	**1,312**	834	470	1,304
AMP Income Securities	1,240		**1,240**	1,240		1,240
Total subordinated debt (Tier 2)	2,080	472	**2,552**	2,074	470	2,544
Domestic commercial paper and NCDs		2,432	**2,432**		1,672	1,672
Euro commercial paper	90	472	**562**		1,865	1,865
Euro medium term notes	1,584	379	**1,963**	1,608	547	2,155
Domestic medium term notes		498	**498**		599	599
Other	34		**34**	5		5
Total senior debt	1,708	3,781	**5,489**	1,613	4,683	6,296
Loans		232	**232**		216	216
Bank overdrafts			**-**		4	4
Deposits-in		2,413	**2,413**		1,945	1,945
Other		3	**3**		5	5
Total external debt	3,788	6,901	**10,689**	3,687	7,323	11,010
Borrowings from Pearl 90:10 fund			**-**	623		623
Total debt	3,788	6,901	**10,689**	4,310	7,323	11,633
Corporate gearing ratios						
Gearing - debt/(debt + equity)[1,3]	**13%**			16%		
Gearing - debt/equity[1,4]	**44%**			45%		
Interest cover (times)[2]	**3.5**			4.1		
Underlying interest cover (times)[2]	**5.2**			6.3		

1. Definition in glossary now includes allowance for hybrid equity (page 36).
2. FY 01 calculations restated in line with definition in glossary on page 36-37.
3. (3,788 - 2,080) / (3,788 + 1,141 + 8,533) = 13%
4. 3,788 / 8,533 = 44%

Gearing has reduced as a result of:

- borrowings from Pearl 90:10 fund that was repaid as part of the UK capital restructuring
- successful issue of hybrid equity.

A$90m of euro commercial paper matured in January 2003 and has been repaid.

Given the time lag between repayment of debt and reduced interest costs, the full benefit of the repayment of the borrowings from Pearl 90:10 fund on interest cover, will not be realised until 2003.

Operational debt includes:

AMP Bank	A$5,540m
AMP Finance and AMP GBS Ltd	A$984m
Other	A$377m

Policyholder obligations of A$2,192m are excluded from operational debt.

Refer notes 14 (Borrowings) and 15 (Subordinated Debt) of the AMP Ltd 2002 Full Financial Report:

Total borrowings as disclosed	A$10,329m
Less: Policyholder obligations	A$(2,192)m
Add: Subordinated debt	A$2,552m
Total debt above	A$10,689m

Cost management

Business unit A$m	Cost to income %		Operational costs		Project costs		Total controllable costs	
	FY 02	FY 01	FY 02	FY 01	FY 02	FY 01	FY 02	FY 01
AMP Group total	**62%**	64%[1,2]	2,374	2,633	221	275	2,595	2,908
Australian Financial Services	**44%**	44%	557	580	54	84	611	664
UK Financial Services[1]	**64%**	64%	987	1,161	119	136	1,106	1,297
Henderson Global Investors	**69%**	68%	597	636	30	32	627	668
AMP Banking	**99%**	105%	140	144	11	6	151	150
Corporate Office[3]	n/a	n/a	93	112	7	17	100	129

Note: Refer to the glossary for definitions of cost to income ratio and controllable costs.
1. FY 01 has been restated to include Towry Law on a pro-forma full year basis.
2. FY 01 includes the results of Cogent in the cost to income ratio. Excluding Cogent from the calculation, the FY 01 ratio is 62%.
3. Corporate Office costs are pre-tax and represent costs not recovered from BUs (page 32).

The AMP Group achieved an 11% reduction in controllable costs on a like-for-like basis. This was achieved by stringent cost control across all business units but has produced only a slight decrease in the cost to income ratio due to the environment of decreasing revenues.

Australian Financial Services

- Controllable costs reduced by A$53m (8%) in FY 02 due to cost management initiatives as well as tightening of discretionary spend in both operational and project costs.
- The AFS cost to income ratio was steady at 44% for FY 02. This was an excellent result in an environment of decreasing revenues.
- FY 01 was restated to 44% and now includes the HIH loss in operating margins (previously disclosed as a non-recurring margins and therefore excluded from the FY 01 gross margin used to calculate the cost to income ratio).

UK Financial Services

- The FY 02 cost to income ratio (incl. Towry Law) of 64% is in line with FY 01. Cost savings achieved have been offset by the reduction in profit margins.
- The UKFS cost management program is targeting run rate savings of £160m (compared to FY 01) by the end of 2003. In FY 02 savings of £68m, representing a 15% reduction, were captured when compared with FY 01. After allowing for reduction in expenses directly attributable to reduced sales, the underlying reduction was £47m or 10%. These savings were offset to some extent by the impact of with-profits withdrawal and volume/mix changes in delivering service company trading profits of £31m.
- Planned major UKFS actions to deliver the £160m by FY 03 include the reduction of 3,400 staff by the end of 2003 (incl. closure of the Pearl Direct Sales Force and support staff).
- The withdrawal of with-profit products will necessitate re-negotiation between the service company and Pearl Assurance plc and will be subject to FSA approval.

Henderson Global Investors

- There was a modest increase of one percentage point in the cost ratio on FY 01. Controllable costs fell by 6%. This was achieved by:
  - focusing on core areas of business, driving down non-core expenditure
  - reduced staff expenditure through greater efficiency, retrenchment and lower bonus costs.
- Key components of this movement in operational costs were a fall in employee expenditure, lower investment administration costs and a decease in advertising expenditure. These reductions were in part offset by higher office expenses following a rent review in the UK and the office relocation in Australia.
- Henderson also maintained its commitment to investing in the business incurring A$30m (FY 01 A$32m) on building US capabilities and on developing and implementing front office systems.

AMP Banking

- AMP Banking's focus on cost control resulted in a reduction of six percentage points in the cost to income ratio, even while growing lending new business volumes by 28%.

Corporate Office

- Corporate Office costs not recovered from BUs reduced by 22% on FY 01 due to tighter cost control policies on operating and project costs.

Total controllable costs above (A$2,595m) differ from that disclosed in the 2002 AMP Ltd Full Financial Report (note 4), as that includes policyholder-related costs which are not included above.

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Overview of embedded value and value of new business

- This information shows the embedded and new business values for the businesses of AFS (AMP life funds, other subsidiaries and business support operations) and UKFS (life funds of AMP Pearl, AMP NPI and AMP London Life, business support operations, unit trust and Open Ended Investment Company (OEIC) business and other subsidiaries and shareholder capital allocated to UKFS).
- Embedded values in this report are calculated by AMP Group's Appointed Actuaries. The projections underlying embedded values do not explicitly allow for future volatility. In circumstances where the perceived business or financial risk has increased, an investor should consider using a higher risk discount rate. AMP publishes EV's on a range of discount rates to assist the investor in this regard.
- More details about embedded values can be found on AMP's website.
- Assumptions used for the embedded and new business values are consistent with the best estimate assumptions used in calculating Margin on Services (MoS) policy liabilities at the year end (except for equity risk premiums in UKFS). Refer to pages 40 and 42 for the key assumptions and audit review statement thereon.
- Risk discount rates are the yield on long term government bonds plus the discount margin. Future investment earnings and inflation are also based on these long term government bond yields and do not vary with the discount margin. Refer to page 40 for information on economic assumptions used.
- "Expected return" represents the unwinding of the discount (at the relevant discount margin over the end 2001 yield on long term bonds) on discounted values and the net expected investment return on undiscounted values.
- "Value added" represents growth in excess of the expected return, and before transfers of profit and capital.

Embedded values as at 31 December 2002

A$m	Capital included	Discount margin 3%	4%	5%	6%
Australian Financial Services	3,635	5,714	5,479	5,270	5,085
Value of FY 02 new business		251	222	197	174
UK Financial Services	7,938	6,269	5,943	5,658	
Value of FY 02 new business		71	51	37	

- The "Capital included" in the EV calculations is the same as the "Total capital" ("net assets" and "intangibles") allocated to AFS and UKFS respectively (on page 11).
- The EV reflects the present value of future earnings and the value of capital less an adjustment for the time of release and the risk placed on that capital. For UKFS, difficult conditions have meant that the value of future earnings has fallen. At the same time, the required adjustment for risk on the capital has increased. Also note that the total capital includes intangibles of A$1,060m, the majority of which represents the value of future new business (in NPI and the service company) which is not valued in the EV itself.
- When comparing these results with those under "UK achieved profits", note that the UKFS embedded value and value of new business are net of UK income tax (including shareholder tax on transfers). However, in UK-market achieved profit presentations, the change in embedded value and value of new business are often quoted:
  - gross of tax at the corporate rate
  - before investment variances and economic assumption changes.

AFS embedded value and value of new business

Embedded value increases despite challenging business conditions

- Embedded value increased by 1.4% at the 3% discount margin (dm) after restatement of FY 01 and before FY 02 transfers.
- The restatement for modelling improvements mostly relates to corrections of values before 2001. The historic return on EV in 2000 has been restated as well.
- The value added factors in FY 02 were driven by:
  - new business adding A$251m (3% dm) or A$174m (6% dm)
  - lower future unit costs resulting from the restructuring of the AFS business adding A$177m (3% dm) or A$149m (6% dm)

  offset by:
  - investment returns on shareholder capital reducing value by A$282m (3% dm) or A$282m (6% dm)
  - investment returns on customer funds reducing value by A$438m (3% dm) or A$421m (6% dm)
  - the impact of bond yield changes on future investment assumptions and discount rates increased value by A$37m (3% dm) or A$18m (6% dm)
  - one-off changes to economic assumptions, including reduced long term risk premiums for equity investments, deducting A$184m (3% dm) or A$151m (6% dm)
  - expense losses of A$96m from restructure costs offset by other current year experience profit, exchange rate movements and assumption changes reduced EV by a net A$19m (3% dm) or A$1m (5% dm).
- Net transfers include capital of A$971m transferred out to Corporate, as well as the value of franking credits transferred out at 70% of face value.

Value of new business grows from expense improvements

- Value of new business increased from A$233m (restated) in FY 01 to A$251m in FY 02 (both at 3% dm) due to:
  - anticipated improvements to unit maintenance costs resulting from the restructuring of the AFS business adding A$19m
  - this year's cost initiatives generating unit acquisition costs lower than FY 01, adding A$7m

  offset by:
  - lower volumes offset by a more profitable mix resulting in a net deduction of A$4m
  - product and capital management initiatives reducing value by A$4m.
- Value of new business from FY 01 was restated from A$249m to A$233m (both at 3% dm), due to:
  - the impact of bond yield changes on future investment assumptions and discount rates adding A$7m
  - other changes mainly reflecting lower long term risk premiums for equity investments and other one-off changes to economic assumptions deducting A$23m.

AFS embedded value and value of new business

Australian Financial Services (A$m)	Embedded value and discount margin 3%	4%	5%	6%
Embedded value at 31 December 2001	6,863	6,613	6,386	6,183
Restatement	(249)	(232)	(216)	(202)
Expected return	549	571	590	609
Value added	(458)	(482)	(499)	(514)
Net transfers out	(991)	(991)	(991)	(991)
Embedded value at 31 December 2002	5,714	5,479	5,270	5,085
Return on embedded value	1.4%	1.4%	1.5%	1.6%
Embedded value comprises:				
Adjusted net assets[1]	1,425	1,425	1,425	1,425
Value of in-force business[2]	4,289	4,054	3,845	3,660
Embedded value by major entity				
AMP Life	4,990	4,787	4,607	4,448
Business Support Operation (BSO)	573	544	518	495
Other subsidiaries	151	148	145	142
Value of new business				
2002	251	222	197	174
2001 as reported	249	217	188	162
2001 full year restated	233	203	175	150
Value of new business by major entity - 2002				
AMP Life	166	141	119	100
Business Support Operation (BSO)	69	66	64	61
Other subsidiaries	16	15	14	13
Value of new business by major entity - 2001				
AMP Life	175	146	120	96
Business Support Operation (BSO)	51	49	47	46
Other subsidiaries	23	22	21	20
Value of franking credits @ 70% full value (included above)				
Value of in-force business	841	805	773	745
Value of new business - 2002	60	54	48	43

Source: AMP Life Appointed Actuary

1. Adjusted net assets broadly represents shareholder net assets in excess of capital adequacy requirements at face value.
2. Value of in-force business includes shareholder net assets of A$1,715m at face value which are valued at a discount to expected time of release.

Change in embedded value

(at the low risk discount margin (3%) above bond rate)


8000
7000
6000
5000
A$m
6,614
549
251
177
(683)
(203)
6,705
(991)
5,714
FY 01 EV restated
Expected return
FY 02 new business
Expenses
Invest-ment & bond yields
Other
FY 02 EV (before transfers)
Net transfer out
FY 02 EV (after transfers)

Change in value of new business

(at the low risk discount margin, (3%) above bond rate)


275
250
225
200
A$m
249
7
(23)
233
(4)
22
251
FY 01 VNB
Investment and bond yields
Other
FY 01 VNB restated
Volume and mix
Unit costs and product changes
FY 02 VNB

UKFS embedded value and value of new business

Embedded value hit by poor investment performance

- Poor investment performance and lower expected future returns have reduced bonus prospects and the associated shareholder margins, as well as the value of shareholder net assets. The impact is -£420m (3% dm) or -£403m (5% dm).
- The investment strategy of the Pearl 90:10 fund has been changed to reduce exposure to equity markets. This reduces expected future returns, with an impact of -£60m (3% dm) or -£48m (5% dm).
- Expense experience had a -£99m impact, primarily arising from one-off and project expenditure.
- The balance is made up of miscellaneous experience items, assumption changes and modelling changes.

Net transfers include:

- The impact of the work done to restructure and recapitalise UKFS, including:
  - the injection of £500m of shareholder capital to Pearl
  - the removal of certain inadmissible assets from Pearl (including NPI Ltd)
- The inclusion of capital in shareholder funds which is admissible for regulatory purposes. This capital is now included as it supports the regulatory capital position of UKFS life funds (including accountable capital for other business units). The appropriate eliminations are identified on page 39.
- The inclusion of capital held in other UKFS subsidiaries.

One of the outcomes of the net transfers is that the capital included in the UKFS EV now aligns with the total UKFS accountable capital.

The range of discount margins has been adjusted reflecting the risks associated with depressed market conditions.

Value of new business steady but will be under pressure in 2003

VNB fell from £27m to £25m (at 3% dm) but rose from £9m to £13m at 5% dm.

Inclusion of non-life businesses not previously included and other modelling changes reduced VNB by £5m (at 3% dm and 5% dm).

Impact of lower volumes (-£27m at 3% dm, -£21m at 5% dm) has been offset by a reduction in unit acquistion expenses from cost reduction activities (+£30m at 3% dm and 5% dm).

The VNB of £25m (3% dm) is lower than the estimate of £38m (2% dm) given at the 4 December presentation, largely because of using a higher discount margin (£8m) and because 2002 acquisition costs are higher than anticipated (£5m).

As a result of significant changes already announced, including the closure of the Direct Sales Force, the 2002 VNB is not a good guide to future new business. It is estimated that 2003 VNB will be approximately zero, representing the effect of lower volumes, due to the closure of the Direct Sales Force partly offset by reductions in fixed acquisition costs.

UKFS embedded value and value of new business

UK Financial Services (£m)	Embedded value and discount margin 3%	4%	5%
Embedded value at 31 December 2001	1,971	1,844	1,732
Expected return	157	164	169
Value added	(700)	(700)	(699)
Net transfer in	765	771	777
Embedded value at 31 December 2002	**2,193**	**2,079**	**1,979**
Return on embedded value	-27.5%	-29.1%	-30.6%
Embedded value comprises:			
Adjusted net assets[1]	672	672	672
Loans and reserves[2]	155	139	125
Value of in-force business[3]	1,366	1,268	1,182
Embedded value by major entity			
Life business	2,104	1,993	1,896
Service company (Business Support Operation)	58	55	52
Other subsidiaries	31	31	31
Value of new business			
2002	25	18	13
2001	27	18	9
Value of new business by major entity - 2002			
Life business	7	0	(5)
Service company	18	18	18
Value of new business by major entity - 2001			
Life business	30	21	12
Service company	(3)	(3)	(3)

Source: UKFS Appointed Actuaries

1. Adjusted net assets broadly represent UKFS shareholder net assets which are either in excess of minimum regulatory requirements or are inadmissible. They are valued at face value, net of any tax that would be payable on distribution to shareholders. The face value of shareholder net assets before tax included in adjusted net assets is £703m.
2. Loans and reserves represent the discounted value of the London Life contingent loans and special reserve account, with a face value of £298m.
3. Value of in-force business includes:
   - the value to shareholders of future distributions of profits (net of tax) from policies, unit trusts and OEIC business in-force
   - excess assets in the with-profits fund (one ninth of the bonuses required to exhaust them)
   - shareholder net assets at the relevant risk discount rate to time of release
   - the value of in-force to the service company
   - the goodwill of the non-life businesses (Towry Law and Ample / Interactive Investor), representing the value of their future profit streams.

   The face value of shareholder net assets included in the value of in-force is £1,405m. This has increased since FY 01 because (a) more shareholder capital is required to meet minimum regulatory requirements, which have not fallen in line with market falls and (b) the presentation has changed since FY 01 when all Pacific assets were included as part of adjusted net assets, even the part required to support minimum regulatory requirements.

Change in embedded value

(at the high risk discount margin (5%) above bond rate)


2000
1500
1000
£m
1,732
169
13
(451)
(261)
777
1,979
FY 01 EV
Expected return
FY 02 new business
Investment and bond yields
Other
Net transfer in
FY 02 EV (after transfers)

Change in value of new business

(at the high risk discount margin (5%) above bond rate)


20
10
0
-10
-20
£m
9
(5)
(21)
30
13
FY 01 VNB
Modelling changes
Volume/ mix
Unit costs savings
FY 02 VNB

EV and VNB sensitivities

Change in embedded value (A$m) at 31 December 2002		AFS			UKFS		
	Life & other	BSO	Total	Life & other	BSO	Total	Total
1% (100bps) increase in long term bond yields:							
- best estimate	(75)	(10)	(85)				
- passive	(5)	(5)	(10)	10	(5)	5	**(5)**
5% reduction in controllable costs	0	80	80	0	70	70	**150**
1% increase in persistency	95	15	110	70	5	75	**185**
5% increase in equity index - local equities	75	0	75	55	0	55	**130**
5% increase in equity index - international equities	25	0	25	15	0	15	**40**

FY 02 change in value of new business (A$m)		AFS		UKFS
	Life & other	BSO	Total	
1% (100bps) increase in 10 year bond yields:				
- best estimate	(5)	(2)	(7)	No data has been provided for UKFS because 2002 VNB is not a guide to future new business (see page 20).
- passive	0	0	0	
5% reduction in controllable costs	0	21	21	
1% increase in persistency	17	1	18	
5% increase in sales	7	3	10	

Key assumptions

- The tables illustrate the sensitivity of the embedded and new business values to various economic and business variables.
- The sensitivities can at best be only indicative because:
  - ***they are not always linear or symmetrical***, because of the asymmetric nature of risks facing insurance companies, including the scope for policyholders to exercise options against the company or to benefit from guarantees. This asymmetry has been accentuated by recent market falls, although it is mitigated to some degree by asset/liability management steps taken during the year
  - they assume that the movement in a particular variable is independent of all others
  - they show the average movement for the risk discount margin range
  - they are based on the FY 02 position, ie not 'forward looking', and make no allowance for events subsequent to 31 December 2002.
- The 1% increase in long term government bond yields is assumed to be accompanied by a 0.5% increase in inflation, and other associated changes in economic assumptions, bonus rates, risk discount rates and bond values. For AFS, two sensitivities are shown, representing two different approaches to future earning rate assumptions for equities and property. The two scenarios are:

Change in assumed risk premium with 1% increase in long term bond yields	Equities and property	Other assets
Best estimate	-0.5%	0.0%
Passive	0.0%	0.0%

For UKFS, only the passive sensitivity is shown, reflecting AMP's adoption of UK market practice.

- The 5% reduction in costs is based on AFS and UKFS controllable costs only, ie it excludes commission and investment management fees. The analysis assumes cost reductions arise in the business support operations.
- The 1% increase in persistency is based on a uniform reduction in lapses in all future years.
- The 5% increase in equity index for local equities is based on the ASX All Ordinaries for AFS and UK FTSE All Share for UKFS. No adjustment is made for investments outside index weightings, non-listed equities are excluded and it makes no allowance for events subsequent to 31 December 2002.

Profit sensitivities

FY 02 profit sensitivities (A$m)	Operating margins	Investment income	Total
Economic variables			
5% increase in Australian equities	10	45	**55**
5% increase in UK equities	10	20	**30**
1% (100bps) decrease in 10 year UK gilt yields	(20)	155	**135**
1% (100bps) decrease in 10 year Aust. bond yields	(5)	25	**20**
10% increase in GBP vs AUD	35	5	**40**
Business variables			
5% increase in sales volumes - AFS and UKFS	10		
10% increase - average external AUM	25		
5% reduction in controllable costs	90		

The table illustrates the sensitivity of AMP's 2002 profit after income tax before other items to various economic and business variables.

These sensitivities are at best only indicative, because:

- ***they are not always linear or symmetrical***, because of the asymmetric nature of risks facing insurance companies, including the scope for policyholders to exercise options against the company or to benefit from guarantees. This asymmetry has been accentuated by recent market falls, although it is mitigated to some degree by asset/liability management steps taken during the year
- they assume that the particular variable moves independently of all others
- they are based on the 2002 position, ie not 'forward looking', and make no allowances for events subsequent to 31 December 2002
- in general they assume that movement occurs evenly over the year.

Other assumptions include:

- parent company shareholders' equity is fully invested and there are no adjustments for investments which are outside index weightings
- only movements in local equities are included
- currency movements in investments in self-sustaining operations do not impact profit
- controllable cost reductions are assumed to arise in the business support operations
- all figures are after tax
- sales sensitivity assumes the same product mix as that underlying sales during FY 02, and mainly reflect profit arising in the service companies
- currency sensitivities do not allow for hedging structures on FY 02 operating margins currently in place. 2002 UK operating margins were hedged by a collar of AUD/GBP 0.349 to 0.390. Currency sensitivities on operating margins for 2003 will also be impacted by similar hedging structures being implemented. Impact on interest expense on corporate debt is not included in the table, but interest expense would increase A$10m.

• Under MoS accounting, non-investment experience has an immediate impact on life margins for the current period. Investment experience has a different impact on life margins:
  - for participating business, profit margins are dependent on the level of future bonuses supported by both the value of available assets and the assumed future investment earnings (largely driven by prevailing bond yields). As the effect of movements in investment markets is absorbed by bonuses over a number of years, only a fraction of the impact is recognised in the current reporting period and is shared between policyholders and shareholders
  - for risk and annuity business, movements in asset values have little impact on profit unless assets and liabilities are mismatched, in which case the impact of mismatching is fully recognised in the current reporting period
  - for linked business, fee income is mainly based on the levels of assets under management, which in turn is directly impacted by investment markets.

Australian Financial Services

Underlying operating profit after tax declined slightly

- Underlying operating profit after income tax declined 8% from A$600m in FY 01 to A$555m in FY 02, reflecting:
  - lower domestic and international investment markets (-A$44m) and lower bond yields (-A$7m)
  - lower profit margins from capital guaranteed business due to the implementation of capital reduction strategies (-A$18m), with lower capital levels also reducing underlying investment income (-A$13m)
  - lower new business volumes (-A$23m)

  offset by:
  - cost reduction initiatives (+A$33m)
  - FY 01 loss on HIH securities not repeated in FY 02 (+A$24m)
  - other items (+A$3m).
- Continued vigilance in managing costs has softened the impact of market conditions. Controllable costs reduced by A$53m (8%) for FY 02. The cost to income ratio is holding steady at 44% in FY 02, despite the fall in income. The FY 01 cost to income ratio has been restated to reflect the impact of the HIH loss in FY 01 (-A$24m).

Transformation costs

- In 2002, AFS implemented a series of actions designed to strengthen and grow areas of the business with the greatest opportunity for profitable growth. Restructuring of the business included folding back parts of AMP Direct and examining all activities throughout the business with the view of discontinuing non-essential activities. Significant changes to the management and operational structure of the business are being implemented. The restructuring costs totalled A$69m after income tax and will deliver sustainable cost reductions. Approximately 550 roles are being made redundant including 90 contract roles.

Capital released maintained return on invested capital

- Return on invested capital declined marginally to 13.8% in FY 02. The fall was attributable to lower operating profit and was offset by the continuing success in the implementation of capital reduction strategies.
- A$971m of net capital was released in FY 02 of which A$750m was attributable to the removal of AMP UK plc preference shares from AMP Life statutory funds.

Persistency maintained

- Persistency stability in FY 02 (level remained at 83.8%) was impressive in a year where capital guaranteed investment options closed, markets declined and fund inflows were subdued. This demonstrates the success of pro-active planner retention initiatives, as well as other AMP initiatives such as rewarding business retention, targeting communication to rebuild customer confidence and streamlining our product offering. These types of initiatives should enable better products, faster-to-market enhancements and make it easier and more cost effective to maintain AMP accounts.

Distribution strategy enhanced

- AFS continued to successfully execute its multi-channel distribution strategy during 2002:
  - Australian planner numbers continued to grow – up 4% to 1,991 planners, with Hillross experiencing a net growth of 18% to 252 planners
  - 3rd party distribution was extended during 2002. Non-AMP planners doing business with AMP each month averaged above 1,500 for FY 02, up more than 27% on FY 01
  - new dealer group value propositions were launched in 2002 by both AMPFP and Hillross, offering a new model that incorporates both planner and dealer group characteristics. This increases transparency and enhances the value of AMP's proposition to planners
  - Arrive Financial Planning was acquired on 29 June 2002 from PricewaterhouseCoopers
  - the AMP Direct operations have been wound back and closed as a stand alone business. The core direct distribution capability is being retained as part of the multi-channel strategy.

New business impacted by investor confidence and the focus on retention

- The 11% drop in AFS total new business from A$10,538m in FY 01 to A$9,368m in FY 02 is a good result given market conditions:
  - AMPFP new business of A$4,591m was 20% below FY 01 of A$5,735m reflecting investor sentiment and a planner focus on protection of existing funds
  - Hillross increased new business by 12% through improved planner remuneration terms and continued product enhancements resulted in strong PortfolioCare sales
  - 3rd Party Distributors' retail new business of A$791m decreased by 17%, a noteworthy result in view of the competitive environment
  - Corporate Superannuation had a strong year with new business of A$2,418m, 12% higher than FY 01, reflecting several significant tender wins in 1H 02
  - AMP Direct new business fell by 20% to A$157m in FY 02.
- Poor investment returns and the closure of the capital guaranteed investment options have shaped the trend for retirement savings products (ie superannuation, income stream, and managed investments), with new business of A$8,198m being 9% below FY 01.
- Risk new business of A$523m is down 6% compared to last year.
- In New Zealand, strong risk sales have been offset by the weak retail investment and corporate superannuation sales (for the reasons noted above), decreasing new business by 27%.

Australian Financial Services financial summary

A$m	FY 02	2H 02	1H 02	FY 01	% FY	% H/H
Components of profit and loss						
Profit margins released	**239**	103	136	306	-21.9	-24.3
Profit margins - other operations	**95**	43	52	58	63.8	-17.3
Total profit margins	**334**	146	188	364	-8.2	-22.3
Experience profits	**-**	(6)	6	2	-100.0	-200.0
Total operating margins	**334**	140	194	366	-8.7	-27.8
Underlying investment income	**221**	108	113	234	-5.6	-4.4
Underlying operating profit after income tax	**555**	248	307	600	-7.5	-19.2
Transformation costs	**(69)**	(69)	-	-	n/a	n/a
Net profit after income tax	**486**	179	307	600	-19.0	-41.7
Ratios						
Cost to income	44%	46%	41%	44%		
Retention/persistency	83.8%	82.7%	84.8%	83.8%		
RoIC	13.8%	13.3%	15.0%	14.1%		
RoBUE	15.8%	15.4%	17.1%	16.1%		
New business by distribution channel - retail						
AMP Financial Planning (AMPFP)	**4,591**	2,375	2,216	5,735	-19.9	7.2
Hillross (AMP aligned 3rd Party Distributors)	**916**	477	439	820	11.7	8.7
3rd Party Distributors	**791**	371	420	951	-16.8	-11.7
Corporate Superannuation - advisers	**1,992**	1,028	964	1,871	6.5	6.6
Corporate Superannuation - direct sales force	**426**	138	288	285	49.5	-52.1
Sub-total financial advisers	**8,716**	4,389	4,327	9,662	-9.8	1.4
AMP Direct	**157**	89	68	196	-19.9	30.9
Total Australia	**8,873**	4,478	4,395	9,858	-10.0	1.9
New Zealand	**495**	257	238	680	-27.2	8.0
Total new business by distribution channel - retail	**9,368**	4,735	4,633	10,538	-11.1	2.2
New business by product type - retail						
Superannuation	**5,930**	3,035	2,895	6,096	-2.7	4.8
Income stream	**1,013**	520	493	1,324	-23.5	5.5
Managed investments	**1,255**	518	737	1,618	-22.4	-29.7
Risk	**523**	321	202	557	-6.1	58.9
Mature	**152**	84	68	263	-42.2	23.5
New Zealand	**495**	257	238	680	-27.2	8.0
Total new business by product type - retail	**9,368**	4,735	4,633	10,538	-11.1	2.2

Movement in underlying profit FY 01 to FY 02


700
600
500
400
A$m
600
24
(51)
(23)
(31)
33
3
555
FY 01 underlying profit
HIH loss
Market movements
New business volumes
Capital initiatives
Expenses
Other
FY 02 underlying profit

Movement in underlying profit 2H 01 to 2H 02


400
300
200
100
A$m
311
(31)
(17)
(20)
16
(11)
248
2H 01 underlying profit
Market movements
New business volumes
Capital initiatives
Expenses
Other
2H 02 underlying profit

UK Financial Services

Underlying profit – main movements

- Underlying operating profit after income tax declined 25% from £203m in FY 01 to £152m in FY 02 reflecting:
  - market movements impacting planned margins, investment income and capitalised losses (-£52m)
  - one-offs during FY 01 have not recurred in FY 02 (-£34m)
  - full year performance of the Service Company combined with tight cost control during FY 02 (£34m)
  - other items (£1m).
- Profit margins released for FY 02 fell from £83m in FY 01 to £55m due to three years of weak equity markets. As a result of this prolonged decline, this has altered our view of future growth and of the appropriate underlying sustainable bonus rates to be released by the 90:10 funds. This change reflects:
  - a decrease in investment assets in line with market falls
  - reduced relative exposure to growth assets during the year - ie Pearl's growth asset exposure moved from a ratio of 71% (FY 01) down to less than 50% by year end 2002.
- Strong growth in profit margins from other operations (up to £31m from -£4m in FY 01) was hampered by the 2H 02 falls in Pearl new business volumes through the UK service company. Trading conditions were difficult for non-life companies such as Ample and Towry Law who made trading losses of £6m and £5m respectively.
- Experience profits from tax settlements were overshadowed by the announced additional provisions related to pensions miss-selling and other liabilities to policyholders.
- Capitalised losses of £10m in 2H 02 reflected the impact of equity market falls and reduced equity-backing ratios have led to the capitalised losses on specific product categories.
- Underlying investment income was reduced by £9m for FY 02 due to a write-down in the carrying value of reversionary interests in property which was deemed to be BU-accountable. There has been no growth in investment income due to the switching from equities to gilts during the year and reduced rates of normalised return compared to 2001.
- One-off transformation costs of £87m connected to strategic actions announced in December and were predominantly redundancy and associated severance payments.

Return on invested capital dropped

- RoIC fell to 6.5% (10.2% FY 01) due to both reduced profitability and increases in the capital allocated to UKFS to support regulatory solvency.
- A comprehensive derivative strategy has been implemented to reduce the sensitivity of UK Life Services compared to further falls in the FTSE. Refer to page 11.

New business declines

New business fell by 21%, reflecting fragile investor confidence, adverse press coverage on UK financial strength, Pearl Long Term Fund regulatory solvency position and AMP specific issues.

- Independent Financial Adviser (IFA) sales fell by 14% for FY 02; impacted by the negative publicity surrounding Pearl's regulatory solvency position but somewhat mitigated by our relationships and retention of the influential AKG 4 star rating for non with-profit business.
- Since launch in May 02 the Corporate Pensions business continued to grow – up 20% in 3Q 02 market share data.
- Direct Sales Force new business fell 36% as a result of market conditions, reduction in advisers of 26% during 2002 and productivity deterioration in 2H 02. New management focus on shareholder value resulted in the decision in 2002 to close the existing Direct Sales Force model, which was not delivering the required returns. This decision and other cost management activity are expected to result in a reduction of roles of up to 1,900 (subject to union consultation).

Persistency fell slightly

UKFS product persistency was only marginally down at 88% for FY 02 (89% for FY 01). We are currently evaluating our retention strategy in light of the decision to close the Pearl Direct Sales Force and activity will focus on high value customers and business.

Restructuring of UKFS

During 4Q 02, AMP announced significant restructuring for UKFS involving new management and separation of the business into the mature operations and a select niche new business:

- UK Life Services consists of the mature books (of Pearl, London Life and NPLL) and forms the bulk of the UK capital investment. AMP's focus here is on value preservation through reduced costs, tightly controlled run-off and active management of the balance sheet and risks
- UK Contemporary is a niche operation focusing on selected markets within Corporate Pensions, IFA wholesale and Towry Law.

The transition program to separate the businesses is progressing well in terms of reductions in budgets and employees. The ongoing adverse market conditions and FTSE movements into 2003 are highlighting the need for continued concentration on core activities and greater efficiencies.

UK Financial Services financial summary

£m	FY 02	2H 02	1H 02	FY 01	% FY	% H/H
Components of profit and loss						
Profit margins released	**55**	19	36	83	-33.7	-47.2
Profit margins - other operations	**31**	6	25	(4)	875.0	-76.0
Total profit margins	**86**	25	61	79	8.9	-59.0
Experience profits	**(8)**	(3)	(5)	23	-134.8	-40.0
Capitalised (losses)/loss reversals	**(2)**	(10)	8	16	-112.5	-225.0
Total operating margins	**76**	12	64	118	-35.6	-81.3
Underlying investment income	**76**	35	41	85	-10.6	-14.6
Underlying operating profit after income tax	**152**	47	105	203	-25.1	-55.2
Transformation costs	**(87)**	(83)	(4)	-	n/a	n/a
Net profit after income tax	**65**	(36)	101	203	-68.0	-135.6
Ratios						
Cost to income	**64%**	71%	59%	64%[1]		
Retention/persistency	**88%**	87%	88%	89%		
RoIC	**6.5%**	3.9%	9.3%	10.2%		
RoBUE	**8.5%**	5.1%	12.2%	13.2%		
New business by distribution channel - retail						
Direct Sales Force	**901**	331	570	1,412	-36.2	-41.9
Independent Financial Advisers	**1,348**	584	764	1,567	-14.0	-23.6
Direct	**224**	149	75	165	35.8	98.7
Total new business by distribution channel - retail	**2,473**	1,064	1,409	3,144	-21.3	-24.5
New business by product type - retail						
Superannuation/pensions	**1,195**	540	655	1,555	-23.2	-17.6
Collective investment vehicles	**649**	257	392	885	-26.7	-34.4
Life	**629**	267	362	704	-10.7	-26.2
Total new business by product type - retail	**2,473**	1,064	1,409	3,144	-21.3	-24.5

1. FY 01 restated to include Towry Law on a full year pro-forma basis.

Movement in underlying profit FY 01 to FY 02


250
200
150
100
50
0
£m
203
(52)
34
1
(34)
152
FY 01 underlying profit
Market movements
Serv Co
Other non life
One-off Items
FY 02 underlying profit

Movement in underlying profit 2H 01 to 2H 02


150
100
50
0
£m
103
(60)
3
13
(12)
47
2H 01 underlying profit
Market movements
Serv Co change
Other non life change
One-off Items
2H 02 underlying profit

Henderson Global Investors

Performance measures

- Underlying profit after income tax of A$205m represents a robust operating performance (FY 01: A$217m) given the impact of the prolonged equity market downturn.
- Revenues protected by diversification across geographies and asset classes. Operating costs reduced, without cutting development expenditure.
- Capital invested in Henderson reduced by A$351m in 2H 02 through improved management of working capital (A$194m).
- RoIC slightly down to 10.7% for FY 02 and RoBUE reduced marginally to 42.8%.
- Cost to income ratio up to 69%.

Underlying profit

- Henderson's A$12m (6%) decline in profit versus FY 01 comprises the following post income tax movements:
  - A$44m adverse management fee impact from falling equity markets
  - A$3m favourable fee impact derived from sales volumes
  - A$12m adverse fee impact from reduced margin
  - A$4m increase in other income (performance, transaction and investment income)
  - A$29m reduction in expenditure through retrenchment and efficiency initiatives
  - A$8m taxation benefits through the use of tax losses resulting in a 27% effective tax rate (FY 01: 30%).

Fee income

- Overall fee income was down A$75m (8%) on FY 01 to A$889m, comprising:
  - management fees down A$75m (9%) on FY 01 to A$771m, protected by geographical, asset class and product diversification. The movement is explained as:
    - A$63m fall through market and FX movements in FY 01 and FY 02 (46% of total AUM invested in equity markets in FY 02)
    - A$15m increase as a result of external cash inflows
    - A$10m reduction as a result of internal fund cash outflows
    - A$17m fall through lower margins, 80% of which is to allow higher performance fee potential.

Management expenses

- Management expenses were reduced by A$41m (6%) to A$627m as a result of management actions during 2001 and rigorous cost control measures throughout 2002. Further cost reduction actions taken at the end of 2002, including retrenchments, will further protect future year profits.

AUM

- AUM fell by A$36.8b (13%) to A$255.6b at 31 December 2002, against an MSCI World Index fall of 20%.
- The major part of the decrease (64%) arises from adverse market movements (A$23.7b).
- External fund sales of A$21.2b were offset by A$21.5b of redemptions to record a small net fund outflow of A$0.3b for the year. In addition, a short term cash mandate of A$3.9b was withdrawn during Q1 02. This has negligible revenue impact.
- Internal fund outflows were A$6.9b during the year.
- The sale of UK Private Client business also resulted in the transfer out of A$2.2b.

Investment processes

- During 2002, we selectively built capability, with recruitment of additional investment and sales professionals in North America (the US Credit and Retail teams) and ROW (Smaller Companies, Property, and Private Capital).
- Products launched or developed include:

  ROW

  - market neutral ARF, A$0.4b raised in 2002; Retail Warehouse Fund, A$0.9b raised in 2002 (A$0.3b excluding gearing). Collaterised Synthetic Obligation Fund, A$1.8b raised in January 2003. Further funds were established including a fixed interest ARF, AAA cash fund and the California Workforce Housing fund

  Asia Pacific

  - first super fund take up of our Australian Socially Responsible Investment Overlay; First protected fund in Singapore - the Henderson Asia Bonus Payout Fund, A$0.1b raised 2002; First of two Australian fixed interest funds in Japan in December 2002, raising over A$0.3b. The second fund currently has commitments in excess of A$0.1b; Future Directions Fund in Australia.

Investment performance

- 50% of Property Assets and 43% (65% Asia Pacific; 37% ROW) of Listed Assets outperformed their benchmarks during 2002.
- Won 24 investment performance awards in FY 02 including 6 1st place Standard & Poor's Funds awards in UK and Europe.

Henderson Global Investors financial summary

	FY 02	2H 02	1H 02	FY 01	% FY	% H/H
Components of profit and loss (A$m)						
Fee income	**889**	435	454	964	-7.8	-4.2
Management expenses	**(627)**	(319)	(308)	(668)	-6.1	3.6
Underlying investment income	**19**	11	8	13	46.2	37.5
Income tax	**(76)**	(30)	(46)	(92)	-17.4	-34.8
Underlying operating profit after income tax	**205**	97	108	217	-5.5	-10.2
Transformation costs	**(22)**	(22)		(8)	n/a	n/a
Asset sales	**28**	28		10	n/a	n/a
Net profit after income tax	**211**	103	108	219	-3.7	-4.6
Ratios						
Cost to income	**69%**	72%	67%	68%		
Retention/persistency	**86%**	84%	96%	88%		
RoIC	**10.7%**	10.1%	11.0%	11.1%		
RoBUE	**42.8%**	36.6%	37.5%	43.9%		
Assets under management (A$b)						
Australia	**72.2**		74.9	78.8	-8.4	
Europe and UK	**177.9**		184.2	206.2	-13.7	
North America	**5.5**		6.7	7.4	-25.7	
Total assets under management	**255.6**		265.8	292.4	-12.6	
Assets under management by line of business (A$b)						
Retail	**32.3**		38.4	44.7	-27.7	
Institutional	**70.5**		73.8	82.0	-14.0	
Internal funds	**119.3**		120.2	131.6	-9.3	
Property	**29.1**		28.7	28.3	2.8	
Private capital	**4.4**		4.7	5.8	-24.1	
Total assets under management	**255.6**		265.8	292.4	-12.6	

Movement in underlying profit FY 01 to FY 02


A$m
250
200
150
100
50
0
217
(44)
3
(12)
4
29
8
205
FY 01 underlying profit
AUM/ market/ FX
Sales volumes
Average margin
Other income
Expenses
Tax
FY 02 underlying profit

FY 02 change in AUM


A$b
300
200
100
0
292.4
(23.7)
(0.3)
(3.9)
(6.9)
(2.2)
0.2
255.6
1/1/02
Market movement
External funds (net cashflow)
Short term cash mandate
Life funds (net cashflow)
Sale of UK private client business
FX movement
31/12/02

Movement in underlying profit 2H 01 to 2H 02


A$m
150
100
50
0
112
(22)
(4)
1
(11)
12
9
97
2H 01 underlying profit
AUM/ market/ FX
Sales volumes
Average margin
Other income
Expenses
Tax
2H 02 underlying profit

AMP Banking

A$m	FY 02	2H 02	1H 02	FY 01	% FY	% H/H
Australasia						
Net interest income	**130**	63	67	135	-3.7	-6.0
Non interest income	**42**	23	19	26	61.5	21.1
Total income	**172**	86	86	161	6.8	0.0
Management expenses	**(154)**	(80)	(74)	(151)	2.0	8.1
Business development projects	**(8)**	(4)	(4)	(6)	33.3	0.0
Income tax	**(4)**	0	(4)	1	-500.0	-100.0
Underlying operating profit after income tax	**6**	2	4	5	20.0	-50.0
United Kingdom						
Total income	**8**	4	4	4	100.0	0.0
Total expenses	**(26)**	(12)	(14)	(29)	-10.3	-14.3
Income tax	**5**	2	3	7	-28.6	-33.3
Underlying operating loss after income tax	**(13)**	(6)	(7)	(18)	-27.8	-14.3
Consolidated						
Underlying operating profit after income tax	**(7)**	(4)	(3)	(13)	-46.2	33.3
Asset sales net of provision for implementing strategic review	**2**	2	-	-	n/a	n/a
Net loss after income tax	**(5)**	(2)	(3)	(13)	-61.5	-33.3
Cost to income ratio	**99%**	103%	93%	105%		

Growth and improvement in key financial and business performance measures

- Australasian banking delivered a 20% growth in underlying operating profit after income tax from A$5m in FY 01 to A$6m in FY 02. UK banking (which commenced operations in mid 2000) reduced underlying operating losses by 28% from A$18m to A$13m. Consolidated underlying operating profit after income tax across the Banking operation improved from a loss of A$13m in FY 01 to a loss of A$7m in FY 02.
- Global income increased 9% on FY 01. Higher funding costs impacted 2H 02 revenues, with Banking absorbing the increase rather than passing on the higher cost to customers. Customers also benefited from the maintenance of leading rates on savings and investment accounts. The Bank's securitisation program reduced the need for new capital to support business growth and accounts for the change in revenue sources between net interest income and non interest income. Non interest income includes A$20m (FY 01 A$8m) in residual income and fees relating to securitised assets.
- Focus on cost control enabled AMP Banking to support higher new business volumes (up 28%) without increasing the cost base.
- Mortgage sales of A$3.7b are 28% higher than FY 01. Property Finance sales exceeded A$1.0b in 2002.
- Mortgage loan portfolios grew 20% to A$9.0b during the year.
- Deposit portfolio balances increased 23% during the year, with total retail deposits exceeding A$2.3b.
- Capital management remains a core focus area, supported by the asset securitisation programs. A$4.0b of assets are funded via securitisation vehicles of which A$2.4b is off-balance sheet.
- The Bank continued to receive external recognition and awards for product innovation, value and service.

New strategy and business model announced.

- Key decisions taken following the recent strategic review included:
  - selling of the credit card portfolios (refer summary of ASX announcements on page 35, 23 December)
  - changing the business model from product manufacturer to distributor for retail loan and deposit products in New Zealand and the UK
  - exiting from the manufacture of "property finance" (commercial lending) business lines
  - reviewing the Bank's servicing model to significantly reduce costs to world class levels.
- While the Bank plans to exit the manufacture of the above business lines and to focus on Australian mortgage loans and savings/investment accounts, customers will continue to be offered a comprehensive product set via distribution agreements and 3rd party sourced products.
- Implementation of the new strategy has commenced with the sale of the card business (for approximately A$238m) completed in 2002 and plans are well advanced to deliver on the other divestment programs during 2003.

Portfolio businesses

Outside our core operations, AMP has a portfolio of businesses in diverse areas. A number of strategic changes were made to these businesses in 2002.

Discontinuing business

A$m	FY 02	2H 02	1H 02	FY 01	% FY
Gross written premium	51	47	4	123	-58.5
Reinsurance premium	(28)	(16)	(12)	(43)	-34.9
Change in unearned premium reserve	18	3	15	11	63.6
Net earned premium	41	34	7	91	-54.9
Claims expense	(288)	(258)	(30)	(416)	-30.8
Reinsurance recoveries	268	154	114	122	119.7
Net claims	(20)	(104)	84	(294)	-93.2
Net expenses	(45)	(31)	(14)	(79)	-43.0
Investment income on technical reserves	51	111	(60)	373	-86.3
Adjusted underwriting profit	27	10	17	91	-70.3
Income tax	8	7	1	18	-55.5
Total operating margins	35	17	18	109	-67.9
Investment income on shareholder capital	26	33	(7)	36	-27.8
Operating profit after income tax	61	50	11	145	-57.9

These results are for Discontinuing business only (refer page 39 for definition). The difference between this operating margin and that on page 5 is the 1H 02 operating result of Cogent (A$3m in 1H 02, General insurance (A$17m) and Cogent (A$22m) in FY 01) which has been classified as "Discontinued".

Discontinuing business includes the reinsurance and direct insurance run-off portfolios of AMP managed by Cobalt RunOff Services Ltd.

The operating margin for 2H 02 has arisen due to focused claims management and favourable claims experience which has allowed further reductions in claim liabilities.

AMP Japan

AMP Japan is being closed down in line with the company's focus on core business. Associated costs have been absorbed as part of the write-down.

Current year and prior year operating losses have been written off as part of the A$1,227m valuation adjustment. Refer to page 33 for more information.

Virgin Money

AMP's 50:50 joint venture with the Virgin Group, Virgin Money, increased operating revenues by 105% and decreased costs by 22% on 2001. The improved performance was driven by the successful launch of the Virgin-branded credit card which sold in excess of 161,000 cards in the UK. AMP is working with Virgin to reposition the business to realise greater shareholder value.

The operating results for Virgin Money are not included in the Group's overall result, but movement in the valuation of AMP's investment is reflected in investment income.

AMP Sanmar (India)

Since its launch in January 2002, AMP Sanmar (India) has continued to grow its distribution force and has made good progress in launching products and establishing a brand presence. Further product offerings and increases in planner numbers are expected to drive growth. AMP Sanmar has recently moved under the Australian Financial Services business unit.

Corporate Office

A$m	FY 02	2H 02	1H 02	FY 01	% FY	% H/H
Corporate Office costs						
Corporate Office costs not recovered from business units	**(70)**	(32)	(38)	(90)	-22.2	-15.8
Integration costs	**(9)**	(3)	(6)	(12)	-25.0	-50.0
Total Corporate Office costs	**(79)**	(35)	(44)	(102)	-22.5	-20.5
Underlying investment income[1]	**(36)**	(18)	(18)	(27)	33.3	0.0
Investment income market adjustment	**(388)**	(174)	(214)	(532)	-27.1	-18.7
Interest expense on corporate debt	**(230)**	(133)	(97)	(242)	-5.0	37.1
Reset Preferred Securities distribution	**(13)**	(13)		-	n/a	n/a
Goodwill amortisation	**(54)**	(27)	(27)	(55)	-1.8	0.0
Transformation costs	**(12)**	(12)			n/a	n/a
Asset sales	**204**	204	-	76	n/a	n/a
Valuation adjustments	**(1,227)**	(1,227)		-	n/a	n/a
Total Corporate Office	**(1,835)**	(1,435)	(400)	(882)	108.1	258.8

1. Underlying investment income is net of AMP UK plc preference shares dividend elimination.

- Corporate Office costs not recovered from the BUs were down 22% on FY 01 due to stringent cost control policies on operating and project costs resulting in lower costs in Australia and the UK.
- Costs not recovered from BUs include development expenditure relating to former AMP International initiatives in respect of AMP Japan, AMP India, AMP Europe and AMP New Ventures (2H 02 A$11m, 1H 02 A$11m, FY 01 A$26m). These initiatives have now been significantly wound back as part of AMP's refocus to core operations.
- The remaining group integration costs, which mainly incorporate costs associated with integrating AMP Finance (formerly GIO Finance) into AMP Banking and the integration of Cogent's and Henderson's software systems, were down 25% for FY 02.
- Interest expense on corporate debt has reduced from A$242m to A$230m as a result of lower amounts of debt during FY 02 as compared to FY 01, and a lower weighted average cost of debt.
- Corporate Office transformation costs predominately relate to redundancy costs associated with the recent review and realignment of Corporate Office.
- More information on investment income can be found on page 13, while page 33 contains more information on the valuation adjustments.
- Asset sales include the sale of Cogent in 2H 02 (more information on page 33) and AMP's 25% stake in Virgin One (A$76m) in FY 01.

Summary of significant items

Transformation costs

On 14 November and 4 December, AMP announced the results of a strategic review of its core businesses (refer to the summary of ASX announcements on page 35). Transformation costs represents the costs of implementing these strategic initiatives across the business.

Costs include:

- staff redundancy payments
- professional fees (consultants, legal, etc)
- provision for onerous contracts, including lease breakage costs
- write-offs of certain capitalised expenditure and other product-closure related costs.

Costs after tax	A$m
Australian Financial Services	69
UK Financial Services	241
Henderson Global Investors	22
Corporate Office[1]	12
Total transformation costs	344

1. Includes costs associated with former AMP International business.

Asset sales

During FY 02, AMP completed the sale of three non-core businesses.

UK Private Asset Management (Henderson)

Refer to ASX announcement dated 9 May (page 34) on the sale to Newton Investment Management Ltd, the primary UK asset management subsidiary of Mellon Financial Corporation. A further amount is potentially receivable in 2H 03, contingent upon the assets under management retained within Mellon Newton at 31 August 2003.

Cogent

Refer to ASX announcement dated 16 May (page 34) on the sale to BNP Paribas. A further amount is potentially receivable in 2H 03, contingent mainly on the assets under administration retained within BNP Paribas.

AMP Banking credit card business

Refer to ASX announcement dated 23 December (page 35) on the sale to American Express. A provision for the cost of implementing the restructure of AMP Banking has been offset against the profit on the sale of the credit card business, as both of these initiatives were as a result of the Group's strategic review completed in November.

Amounts are after tax	A$m
UK Private Asset Management (Henderson)	28
Cogent	204
AMP Banking credit card business[1]	2
Total profit on sale of businesses	234

1. Includes provision for implementing strategic review.

Valuation of subsidiaries

In light of the challenging investment market conditions during 2H 02, and changes in AMP's business strategy, a comprehensive review of the valuation of key subsidiaries was done, and reviewed by management.

The review resulted in the A$1,028m write-down of EMVONA / goodwill where the valuations were not supportive of book value. The balance relates to a write-down of net assets. For further information, refer to the ASX release on 18 November (page 35).

Amounts are after tax	A$m
NPI	264
Towry Law	181
Ample / Interactive Investor	64
Other UKFS	14
Total UKFS	523
Henderson - NPI	244
Virgin Money	100
AMP Banking (AMP Finance)	120
Asia	132
Gordian	108
Total balance sheet write-downs	1,227

AMP Limited - major ASX announcement index

Announcement date		Subject	Announcement no.
January	**03**	Profit Statement 3 Jan 02 - Investment income could be slightly negative	02/02
	11	AMP completes sales of General Insurance JVs to Suncorp Metway	06/02
February	**08**	AMP explores options for Cogent operations	12/02
	27	AMP 2001 Annual Results: - ASX Statement - Preliminary final report (Appendix 4B) - ASIC full financial report for year ended 31 December 2001 - Quarterly cashflow 4Q01 report - Fourth quarter cashflow by product type - Investor Report	17/02
		Concise Financial Report	18/02
		Media & analyst presentations on FY 01 results	19/02 & 21/02
	28	AMP competing on an international stage	22/02
March	**07**	Senior Executive changes (Craig Dunn - appointed to Office of CEO, Craig Meller becomes CEO of AMP Bank, Gary Traill retires)	25/02
	28	AMP Annual Reports for 2001 and Notice of AGM: Part 1 - Concise Annual Report for 2001 Part 2 - Full Annual Report for 2001 Part 3 - Notice of Annual General Meeting and Explanatory Notes	35/02
April	**30**	AMP review of Cogent operations	46/02
May	**07**	AMP 1st Quarter 2002 Cashflows	50/02
	09	Henderson Global Investors Private Asset Management Business Information Release (Sale of business to Newton Investment Management Ltd)	52/02
	16	Part 1 - ASX Statement - AMP outlook for 2002	56/02
		Part 2 - Appendix 3C	
		Part 1 - Chairman's address to AGM	57/02
		Part 2 - CEO's address to AGM	
		Part 3 - AGM presentation	
		Results of the AMP Limited AGM	58/02
	17	AMP announces the sale of Cogent	59/02
June	**12**	AMP acquires Italian wealth management business (CAMI) from Commerzbank AG - parts 1 & 2	70/02
		AMP acquires PricewaterhouseCoopers Financial Planning	71/02
	18	AMP announces next phase of UKFS transformation, includes £100m cost savings	77/02
	21	Part 1 - AMP business strategy briefing Part 2 - Seminar presentations: - Capital management - Costs - UKFS - AMPFS - Executing Strategy - Henderson overview	80/02
	27	Information release: AMP responds to BRW article	83/02 & 84/02
July	**02**	AMP investment income for six months to 30 June 2002	88/02
	04	AMP reconfirms profit sensitivities	92/02
	10	AMP reaction to Sandler Review	95/02
	29	AMP update on capital management initiatives in UK and market outlook (Close Pearl/LL with-profits bond and annuity, reduce equity exposure and review bonus rates)	99/02
	30	AMP comment on ratings	100/02

AMP Limited - major ASX announcement index

Announcement date		Subject	Announcement no.
August	**22**	AMP 2002 Interim Results: - ASX Statement - Appendix 4B - Half Year Directors' Report and Financial Report - Investor Report - Analysts results presentation	105/02 & 106/02
	26	UK Financial Services update - strategy briefing Sydney	109/02
	27	Peter Willcox appointed to AMP Board	110/02
September	**03**	AMP announces completion of Cogent sale	113/02
	04	AMP senior management restructure (Andrew Mohl becomes COO, Craig Dunn MD of AFS, Marc de Cure to step down)	114/02
	10	AMP comments on ratings	116/02
	17	Part 1 - AMP announces details of hybrid offer Part 2 - AMP Reset Preferred Securities Prospectus	118/02
	19	AMP comments on AMP Pearl MRC and actions taken	120/02
	20	Pearl's capital position (outlook for MRC and 100 point movement guide)	123/02
	24	Senior management changes in AMP (Paul Batchelor steps down and Stan Wallis to remain as Chairman for approximately 6 months)	124/02
	25	AMP comments on MRC levels as FTSE falls to 3646	125/02
	26	Update on capital management initiatives including the underwriting of the dividend reinvestment plan and update on the A$1b capital allocation to UKFS	127/02
	30	AMP Board appoints Andrew Mohl as CEO	130/02
October	**02**	AMP announces reform agenda	134/02
	03	Comment on AMP UK Financial Services	136/02
	04	Changes to AMP executive remuneration	137/02
	14	AMP announces organisational changes - separation of UKFS businesses and senior management changes	144/02
	23	AMP announces RPS offer successful	149/02
November	**05**	AMP response to ratings reviews	155/02
	11	AMP announces acquisition of CAMI will not proceed	156/02
	14	Part 1 - Update on 5 point reform agenda Part 2 - Presentation (results of AFS, Banking and Corporate Office review)	157/02
	18	Update on review program - write-down of A$1.2b in UKFS and former AMP International businesses	159/02
December	**04**	AMP announces outcome of review. This includes: - Changes to UKFS distribution channels - Revised cost savings for UKFS - Realising value in AMP Japan, Virgin Money, Cobalt and associated run-off businesses - Refocusing of Henderson priorities Details of CEO's remuneration Roger Yates appointed to AMP Board	160/02 & 161/02 162/02 163/02
	10	AMP nominates Peter Willcox as new Chairman	166/02
	23	AMP Banking sells credit card portfolio to AMEX	167/02

This summary excludes administrative type announcements, eg changes in directors' interests, substantial holdings, etc.

Accounting treatment and definitions

Capital treatment: regulatory, ratings and risk

Continuum of capital	Regulatory (as described by APRA regulations)	Ratings (Standard & Poor's)	Risk
Equity	Counted as capital	Counted as capital[1]	Counted as capital
Hybrid	Up to 25% equity	Up to 15% of modified TAC plus allowable hybrid[2]	Counted as capital[3]
Upper Tier 2	Up to 100% Tier 1	Considered under hybrid	n/a
Lower Tier 2	(Lower Tier 2 can not exceed 50% Tier 1)	Considered under hybrid	n/a
Senior debt	Not counted as capital	Not counted as capital	Not counted as capital

1. Includes minority interest.
2. TAC = Total adjusted capital as defined by Standard & Poor's rating agency.
3. To the extent that it has deferrable coupons.

Admissible/inadmissible assets - Regulators take a prudent approach to asset values in determining capital adequacy. As a result, part or all of the value of certain assets in regulated entities are deemed by the regulator to be inadmissible, and have little or no effect for regulatory capital purposes.

Controllable expenses - Include management and project expenses and exclude variable distribution expenses, investment management fees and interest on corporate debt. AMP Banking controllable costs exclude provision for bad and doubtful debts as well as variable acquisition costs.

Cost to income ratio - Calculated as controllable expenses divided by gross margin. Gross margin = NPBT + controllable costs. For AFS and UKFS, profit before tax equals NPAT grossed up for an assumed 30% tax rate.

External corporate debt - Total group borrowings (which includes subordinated debt) less policyholder obligations and operational debt (mainly relating to AMP Banking).

Free Asset Ratio (FAR) - A common measure of financial strength for the long term funds of UK life companies in accordance with the UK statutory requirements (not MoS). There are a number of ways of calculating FAR. On the more conservative of the liability methods, it is calculated as the value of admissible assets and any implicit items less the value of liabilities and the required minimum margin, all divided by liabilities.

Gearing ratios:

- **Debt/(Debt + Equity)** = (total corporate debt, including borrowings from Pearl 90:10 fund, minus hybrid Tier 2) divided by (total corporate debt, including borrowings from Pearl 90:10 fund, plus hybrid equity, plus total equity attributable to ordinary shareholders).
- **Debt/Equity** = (total corporate debt, including borrowings from Pearl 90:10 fund) divided by (total equity attributable to ordinary shareholders).

Group RoE - AMP Group return on equity is calculated as profit after income tax and before other items, divided by the average shareholder equity over the period. For FY 02, closing equity excludes the impact of the asset write-downs (ie closing equity used for RoE calculation is A$1,227m higher than published on page 10).

Group RoE (underlying) - AMP Group return on equity (underlying) is calculated as Group underlying contribution divided by the average shareholder equity over the period. For FY 02, closing equity excludes the impact of the asset write-downs (ie closing equity used for RoE calculation is A$1,227m higher than published on page 10).

Group RoIC - AMP Group return on invested capital is calculated as profit after income tax and before other items, RPS distribution and interest expense on corporate debt divided by the average shareholder capital resources over the period. For FY 02, closing capital excludes the impact of the asset write-downs (ie closing capital used for RoIC calculation is A$1,227m higher than published on page 10).

Group RoIC (underlying) - AMP Group return on invested capital underlying is calculated as Group underlying contribution before RPS distribution and interest expense on corporate debt, divided by the Group's average total shareholder capital resources over the period. For FY 02, closing capital excludes the impact of the asset write-downs (ie closing capital used for RoIC calculation is A$1,227m higher than published on page 10).

Intangibles - Represents excess of market value over net assets (EMVONA) in AMP's books in respect of the Henderson, GIO, PricewaterhouseCoopers Financial Planning (Arrive Financial Planning), Towry Law, Interactive Investor and AMP NPIL acquisitions and amortised goodwill from the acquisition of AMP Pearl, AMP NPIL, GIO and Schroders Property Funds Management. The movement between periods reflects exchange rate fluctuations and updated valuations of AMP's subsidiaries.

Interest cover - Calculated as profit before income tax, other items, interest expense on corporate debt, RPS distribution and depreciation divided by interest expense on corporate debt before tax.

Accounting treatment and definitions

Minimum regulatory requirement - Minimum regulatory requirements are defined as the shareholder net assets being used to meet the minimum capital requirements of all regulatory bodies which impact the business unit (eg APRA, ASIC, FSA, IMRO). This is after taking account of any other resources eg policyholder retained profits, unattributed equity and implicit items.

The minimum regulatory requirements are translated from the local regulatory reporting framework as shareholder net assets are on an AGAAP basis. The table on page 11 shows how shareholder net assets are used in meeting minimum regulatory requirements.

NBI - New business index is calculated as 10 x regular life insurance premiums plus single premiums and unit contributions.

In respect of UKFS, new business includes products of AMP Pearl, AMP London Life and AMP NPI New (AMP NPI from 1 January 2000).

Persistency ratio - Calculated as opening AUM less outflows during the period divided by opening AUM.

RoBUE - Return on BU equity is calculated as BU underlying operating profit after income tax (including underlying investment income) divided by the BU's average net assets over the period. No allowance is made for the benefit of gearing, which occurs at Group level.

RoIC - Return on invested capital is calculated as BU underlying operating profit after income tax (including underlying investment income) divided by the BU's average invested capital over the period (ie net assets plus intangibles). For FY 02, closing capital excludes the impact of asset write-downs.

Tangible net assets - As normally understood in an accounting sense but excluding intangibles, ie total shareholder assets invested in AMP's business units less intangibles. At a BU level these are shown gross of any holding in another BU. Inter BU holdings are fully described under "Eliminations" on page 39.

Treatment of AMP NPI - AMP NPI is split between AMP NPI Limited (NPIL) new business since 1 January 2000 and National Provident Life Limited (NPLL) pre-existing business prior to 1 January 2000. In respect of NPLL, the business is managed by AMP, however, shareholders have no entitlement to profits emerging within its life fund.

Unattributed life funds - For those UK life insurance funds which include with-profit business, only 10% of the assets in excess of the policy and other liabilities calculated under MoS can, in the context of the UK regulatory environment, be definitively attributed to shareholders. The remaining 90% of the excess assets is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to as "unattributed life funds".

Underlying contribution - Calculated as Total Operating Margins (which includes BU operating margins, discontinued business operating margins and Corporate Office costs not allocated to the BU's) less interest on Corporate Debt and RPS distribution plus underlying investment income.

Underlying interest cover - Calculated as profit before income tax, investment income market adjustment, other items, interest expense on corporate debt, hybrid distribution and depreciation, divided by interest expense on corporate debt before tax.

Underlying investment income - The investment income on shareholder capital attributed to the BUs has been normalised in order to bring greater clarity to the results and to eliminate the distorting impact of short term market volatility on the Group's underlying performance. In FY 02, Corporate capital was also normalised and prior years restated. The excess (or shortfall) between the underlying return and the actual investment income is disclosed separately. Underlying returns are set at risk premiums/discounts over the long term average government bond rates for Australia and the UK. These premiums/discounts are consistent with the MoS best estimate assumptions. The long term average bond rates are set for a three year period but is reviewed annually. The investment income of Discontinued Business is included in the BU normalised investment income, but is not normalised (doing so would not have a material impact) as this business is in run-off.

MoS accounting

What is MoS accounting?

Margin on Services (MoS) is the financial reporting methodology used to report on the life insurance business of Australian companies. The use of MoS is prescribed by Australian Accounting Standard AASB 1038 and Actuarial Standard 1.03, a standard issued under the Australian Life Insurance Act 1995. It applies to all Australian life companies and to Australian companies with life insurance subsidiaries.

MoS ensures that profit emerges on a realistic basis. It also provides for the expected future profit emergence to be identified. The governing standards allow sufficient flexibility to achieve true and fair reporting of the financial performance of the company with a reasonable degree of comparability.

Definition

Under MoS, the profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received, hence, the name "Margin on Services".

Detailed description of MoS

The expected profits under MoS are related to a profit carrier which best reflects the provision of services under the policy type concerned and emerge as a proportion of that chosen profit carrier.

MoS policy liabilities are calculated using best estimate assumptions about future conditions. In general "best estimate" means that the assumptions are made having regard to available statistics or experience data relevant to the business, and are neither deliberately overstated nor deliberately understated. In the case of the maintenance expenses the assumption must be sufficient to cover the budgeted expenses in the following year.

If actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

Net investment earnings on retained profits and capital within a life fund are recognised immediately as profit in the reporting period.

All assets are valued at market value. Consistent with this, the best estimate liability assumptions include a future investment earning rate that reflects the yield implicit in the value of the assets backing those liabilities.

The policy liabilities recorded in the accounts have two components:

- the best estimate liabilities (to cover future benefits and expenses, and allowing for future premiums)
- the value of future profit margins (based on the appropriate profit carrier).

No profit is normally recognised at new business inception. Instead, profit margins on new business enhance the existing value of future profit margins, to be released over the future life of the business.

The best estimate assumptions are reviewed and revised as necessary at each reporting date. Changes in best estimate assumptions generally do not result in changes in the policy liabilities and so do not immediately affect reported profit. Rather, the effect of changes in assumptions is absorbed in the value of future profit margins, to emerge in the future.

The exception is market related changes in the investment earning assumption for non-participating business. In this case, the policy liabilities are altered and, to the extent that such change is not matched by a similar movement in the value of assets, a profit or loss emerges.

If future losses are expected (ie if profit margins fall negative), they must be recognised immediately. If a favourable change in assumptions subsequently occurs, or if profitable new business is written, previously recognised losses may be reversed before new profit margins are established.

For participating (with-profit) business, the profit carrier is the cost of bonus payments that are supported by the Value of Supporting Assets (VSA). The VSA is an accumulation of the policy liabilities from the end of the previous period, augmented by the cost of bonuses actually declared, and including actual investment experience. The policy liabilities at the end of a reporting period are the VSA reduced by the cost of supportable bonuses and the associated shareholder profit margins due in the reporting period. In this way, the cost of supportable bonuses and profit margins emerge in the reporting period.

More information can be found on AMP's website at
www.ampgroup.com/shareholdercentre

Definitions of business units, eliminations and exchange rates

Financial services includes:

- **AFS Australia, New Zealand**

  Life funds of AMP Life Limited, AFS business support operations, Hillross, Australian Securities Administration Ltd (previously AMPPIL) and other AFS subsidiaries, including AMP Sanmar (India) joint venture.

- **UKFS United Kingdom**

  AMP Pearl, AMP NPI Limited (AMP NPI New or AMP NPIL) and AMP London Life, UKFS business support operations (supporting AMP Pearl, AMP London Life, AMP NPIL and National Provident Life Ltd (AMP NPLL)), Towry Law, Ample Interactive Investor and AMP Pearl Unit Trusts.

Henderson Global Investors is:

AMP's asset management operation, and as such captures a manufacturing margin on the Group's wealth creation and protection businesses (in addition to the external manufacturing margin). Henderson includes the packaging and distribution of investment products in the UK and the Rest of World (ROW); but in Australia all packaging and distribution operations are included in AFS.

AMP Banking includes:

AMP Bank Limited in the United Kingdom, New Zealand and Australia and includes the integrated operations of AMP Finance Limited, AMP GBS Limited and AMP/Ergo Mortgage and Savings Limited and Ergo Personal Financial Services Limited.

Portfolio businesses consists of:

- AMP Japan
- AMP's share of Virgin Money
- Discontinuing business which includes:

  Cobalt Insurance RunOff Services Ltd, reinsurance operations of Gordian RunOff Ltd (formerly GIO Insurance Ltd) and corporate general insurance.

Former AMP International assets have been integrated into other areas of the business (eg AMP Banking) or identified for value realisation (eg AMP Japan, Virgin Money).

Corporate Office includes:

- Corporate Office operations of the Group
- corporate debt excluding operational debt
- Reset Preferred Securities, a hybrid instrument issued in 2H 02
- borrowings from the Pearl 90:10 fund - a debt instrument of the AMP Pearl long term fund which was held by various Group entities. It is analogous to corporate debt, but is raised internally rather than externally. This source of funding was repaid during 2H 02.

Eliminations

A$m	Value also included in	Net assets	Total capital	
AMP (UK) plc preference shares	AFS	(453)	(453)	admissible assets of AMP Life statutory funds
Henderson Global Investors	UKFS	(955)	(955)	admissible assets of Pearl Life funds
Virgin Money	UKFS	(256)	(256)	admissible assets of Pearl Life funds
Henderson Global Investors	AFS	(253)	(253)	admissible assets of AMP Life statutory funds
Loan to Corporate Office	Discontinuing business	(75)	(75)	admissible assets of Discontinuing business
Inter BU holdings		(1,992)	(1,992)	reference page 11
Corporate debt		(3,788)	(3,788)	Capital allocated is before debt
Hybrid equity		(1,141)	(1,141)	Capital allocated is before hybrid equity

Exchange rates			AUD/GBP	AUD/NZD
2002	FY 02	- closing	0.3498	1.0766
		- average	0.3607	1.1744
	2H 02	- closing	0.3498	1.0766
		- average	0.3548	1.1424
	1H 02	- closing	0.3683	1.1558
		- average	0.3676	1.2037
2001	FY 01	- closing	0.3517	1.2293
		- average	0.3601	1.2360

Embedded value assumptions

Assumptions

Assumptions used for the embedded value (EV) and value of new business (VNB) are consistent with the best estimate assumptions used in calculating Margin on Services (MoS) policy liabilities at the year end (except for equity risk premiums in UKFS)[1]. These assumptions reflect the expenses charged to the life funds including fees to business support operations.

For the life funds, more details of these best estimate assumptions can be found in the notes to the 2002 AMP Ltd Full Financial Report, as follows:

- future investment earnings [note 22(e)(i)][1]
- future maintenance expenses [note 22(e)(iv)]
- inflation and indexation [note 22(e)(v)]
- taxation [note 5 and note 22(e)(vi)]
- voluntary discontinuance [note 22(e)(vii)]
- mortality and morbidity [note 22(e)(ix)]

The description of the assumptions in the notes applies for the EV and VNB to business in the life funds, even for business that is not valued by projection methods under MoS.

As shareholder profits and transfers for participating business are related to policyholder profits and bonuses, EV methodology requires projections of future bonuses based on the experience assumptions. Note 22(e)(iii) on future participating benefits describes the method by which bonuses are projected for EV purposes in AFS. Other methods are used for each of the UKFS businesses consistent with UK regulatory requirements and market practice, as well as reflecting the particular circumstances of those businesses.

Other assumptions not described in the notes include:

- (VNB only) acquisition expenses. Unit costs are based on actual acquisition expenses for 2002. Unit costs vary by product line and class of business based on an apportionment which is supported by expense analyses.
- (AFS only) franking credits are valued at 70% of face value.
- Business support operations. The value placed on business support operations is equivalent to the incremental embedded value and value of new business that would result if those calculations included the value of expected profits arising from the business support operations, ignoring potential unit cost improvements arising after 2003.

Economic assumptions

Some more details of economic assumptions are given below.

Long term government bond yields used for the EV calculations are:

Annualised yields used	31 December 2002	31 December 2001
AFS (10 year bonds)	5.2%	6.1%
UKFS (15 year gilts - FY 02	4.5%	
10 year gilts - FY 01)		5.1%

Assumed investment returns gross of tax (%pa) are set at risk premiums over long-term government bond rates for Australia and the UK. At 31 December 2002, the risk premiums are (2001 in parentheses, where different).

	AFS[3]	UKFS
Local equities[1,2]	3.5% (4.0%)	2.5% (3.0%)
International equities[1]	2.9% (3.0%)	2.5% (3.0%)
Property	2.4% (2.0%)	2.0%
Corporate bonds	0.5%	0.5%
Fixed interest	0.0%	0.0%
Cash (where significant)	-1.0%	-1.0%

1. For UKFS, a long term average equity risk premium is used, consistent with UK market practice for embedded values. This is currently more conservative than the "best estimate" approach used in MoS, where risk premiums may be adjusted for the extent to which the relevant market is perceived to be under or over valued relative to bond markets.
2. For AFS an additional allowance of about 1% is made for franking credits on equity income.
3. Australia only. For New Zealand see the notes to AMP Ltd Full Financial Report.

2002 Financial results

	FY 02	Underlying + investment income =	BU underlying result +	Transformation costs +	Asset sales =	BU result
Australian Financial Services	334	221	555	(69)	0	486
UK Financial Services	211	211	422	(241)	0	181
Henderson Global Investors	192	13	205	(22)	28	211
AMP Banking	(7)	0	(7)	0	2	(5)
Total BU Operating Margins	**730**					
Discontinuing businesses	38	28			204	
Corporate Office expenses	(79)	(36)		(12)		
Total Operating Margins	**689**					
Underlying investment income	437	437				
Interest expense on corporate debt	(230)					
Distribution on reset preferred securities	(13)					
Underlying contribution	**883**					
Investment income market adjustment	(388)					
Profit after income tax before other items	**495**					
Transformation costs	(344)			(344)		
Asset sales	234				234	
Valuation adjustments	(1,227)					
Goodwill amortisation	(54)					
Net profit after income tax attributable to shareholders of AMP Group	**(896)**					

Total shareholder capital resources of AMP Group (A$m)	FY 02	FY 01
Equity		
Share capital	**5,001**	4,613
Capital reserve	**510**	510
Foreign currency translation reserve	**361**	313
Retained profits	**2,661**	4,084
Total equity attributable to ordinary shareholders	**8,533**	9,520
Outside equity interests (Reset Preferred Securities)[1]	**1,141**	-
Total equity attributable to ordinary shareholders plus hybrid equity	**9,674**	9,520
External corporate debt	**3,788**	3,687
Borrowings from Pearl 90:10 fund	-	623
Total shareholder capital resources of AMP Group	**13,462**	13,830

1. A$1,141m consists of A$1,122m proceeds (net of issue costs A$28m) plus A$19m retained profits in the AMP Reset Preferred Securities Trust.

Website

For additional information on the 2002 Full Year Results, visit the www.ampgroup.com website:

- Background information on AMP, Business Units, Management & Policies
- Full Margin on Services Investor Reporting in Acrobat (pdf) and downloadable Excel spreadsheet format
- Explanation of differences between Margin on Services, Achieved Profits and US GAAP reporting
- Statutory Reporting at the AMP Life level (incorporating shareholder, policyholder and unattributed interests)
- Archived webcast of the investor and analysts presentations
- Archived ASX announcements and historical financial reporting since listing in 1998
- Definitions, details of assumptions and calculations of key ratios

Corporate Office
33 Alfred Street
Sydney NSW 2000
Australia

Corporate Office
86-90 Customhouse Quay
Wellington
New Zealand

Corporate Office
3 Finsbury Avenue
London EC2M 2PA
United Kingdom

www.ampgroup.com/shareholdercentre

AMP

JN 23165

Annual Results 2002

Andrew Mohl

Chief Executive Officer

AMP

Outline

- Group review
- Business unit review
- Capital
- Current issues
- Our focus

2002 – the year that was

- Global markets depressed
  - FTSE 100 down 25% in 2002 and 47% since 2000 peak
  - S&P 500 down 23% in year and 46% since 2000 peak
  - ASX 200 down 12% and 18% since 2000 peak
- Faltering investor confidence reflecting sustained bear market
- Sluggish global economic recovery
- Ongoing concern about terrorism and war

2002 – the year that was at AMP

- Regulatory capital management concerns in the UK
- CEO and senior management changes
- Successful hybrid equity issue
- Strategic review of Group and restructuring of UK Financial Services
- Substantial balance sheet write-downs
- Board changes including new Chairman-elect
- Weakening share price

Summary of strategic review outcomes

- **AMP UK Financial Services**
  - Separation into two clear businesses - mature & contemporary
  - Closure of DSF and Household Advisor channels*
  - Expected cost saves from 2001 levels increased from £100m by end 2003 to £160m in full year 2003
- **Australian Financial Services**
  - Streamlining to improve efficiencies and strengthen business
  - 10% reduction in cost base in 2003 (A$60m)
- **AMP Banking**
  - Focused strategy to compete in key products where AMP has competitive advantage
  - A$500m capital release by end 2003
- **Henderson Global Investors**
  - Undertaking cost saving initiatives while continuing to invest in growth opportunities
- **AMP International**
  - Closure of business unit / realignment of operating businesses
- **Corporate**
  - Streamlining corporate office - A$40m cost savings expected in 2003
  - Asset writedowns of around A$1.2b

** The employee impact of these decisions is subject to union consultation*

Financial performance

	FY 02 A$m	FY 01 A$m
Australian Financial Services	334	366
UK Financial Services	211	328
Henderson Global Investors	192	208
AMP Banking	(7)	(13)
Total BU operating margins	**730**	**889**
Discontinuing businesses	38	148
Corporate Office expenses	(79)	(102)
Total operating margins	**689**	**935**
Underlying investment income	437	506
Interest expense on corporate debt	(230)	(242)
Distribution on reset preferred securities	(13)	-
Underlying contribution	**883**	**1,199**
Investment income market adjustment	(388)	(532)
Profit after tax before other items	**495**	**667**
Transformation costs	(344)	(8)
Asset sales	234	86
Valuation adjustments	(1,227)	-
Goodwill amortisation	(54)	(55)
Net profit after income tax	**(896)**	**690**

AMP Group results

- AMP's underlying profit is down 26% as a result of margin reductions in all businesses in a tough market for wealth management companies
- Substantial adjustments to carrying values to better reflect the market environment have resulted in a bottom line loss
- Australian Financial Services and Henderson have shown resilience under pressure
- UK Financial Services is an underperforming asset – action taken to protect shareholder capital and tightly manage regulatory capital position

Key results drivers

	FY02 A$m	FY01 A$m
Controllable costs	2,595	2,908
Cost to income ratio	62%	62%
BU operating margins	730	889
Total investment income	49	(26)
Write-offs & restructuring costs	(1,571)	(8)

Key results

	FY02 A$m	FY01 A$m
Underlying profit contribution	883	1,199
Net profit after tax	(896)	690
ROE (underlying)	9.2%	13.1%
Earnings per share (underlying)	0.78	1.08
Dividend per share	0.46	0.51

Business unit review

AMP

UK Financial Services results

- Operating margins under pressure in difficult market, down 36%
- Sales down 21% as FTSE falls depress investor sentiment and direct sales force wound back, now closed
- Cost reduction programme on track, delivering £68m in FY02
- Embedded value down 31% (@ 5% discount margin) before transfers
- Return on invested capital down to 6.5%

UK Financial Services – operating margins



118
(43)
34
(3)
4
(34)
76
£m
FY01
Market movements
ServCo operating margins
Towry Law impact
Ample/iii
One-off items
FY02 operating margins

UK Financial Services

	FY02	FY01
New business index	£2,473m	£3,144m
Total net cashflows	(£1,084m)	(£788m)
Total contemporary net cashflows	£337m	£317m
Persistency	88%	89%
Controllable costs	£399m	£467m
Cost to income ratio	64%	64%
Capital	£2,777m	£2,134m
RoIC	6.5%	10.2%

UK Financial Services – embedded value

@ 5% discount margin



1732
169
13
(451)
(261)
1202
777
1979
£m
FY01
Expected return
FY02 new business
Investment and bond yields
Other
FY02 before transfers
Transfers in
FY02 after transfers

Australian Financial Services results

- Operating margins held up relatively well in tough market, down 9%
- Sales down 11% as investor flows contract but comparative market position remains strong
- Controllable costs down 8% and restructuring efficiencies on track
- Value of new business up 8% after restatement
- Embedded value increased before transfers
- Return on invested capital steady

Australian Financial Services – operating margins



366
24
(51)
(23)
(18)
33
3
334
A$m
FY01
Experience movement
Market movement
New business
Capital initiative
Costs
Other
FY02 operating margins

Australian Financial Services

	FY02	FY01
New business index	A$9,368m	A$10,538m
Total net cashflows	A$1,168m	A$2,602m
Total contemporary net cashflows	A$2,609m	A$4,245m
Persistency	83.8%	83.8%
Controllable costs	A$611m	A$664m
Cost to income ratio	44%	44%
Capital	A$3,635m	A$4,390m
RoIC	13.8%	14.1%

AFS – value of new business



@ 3% discount margin
249
7
(23)
233
(4)
22
251
A$m
FY01
Investment and bond yields
Other
FY01 restated
Volume and mix
Unit costs and product changes
FY02

AFS – embedded value

@ 3% discount margin



549
(683)
6614
177
251
(203)
6705
(991)
5714
A$m
FY01
Expected return
Investment and bond yields
Expenses
FY02 new business
Other
FY02 before transfers
Transfers out
FY02 after transfers

Henderson Global Investors results

- Operating margins relatively stable despite market conditions, down 8%
- Assets under management down 13% in very tough markets
- New business flows impacted by poor investor sentiment
- Controllable costs down 6%
- Return on invested capital relatively steady on 10.7%

Henderson Global Investors – operating margins



208
(44)
10
(7)
(12)
29
8
192
A$m
FY01 operating margin
Market movement
External cashflows
Internal cashflows
Average margin
Expenses
Tax
FY02 operating margin

Henderson Global Investors

	FY02	FY01
Assets under management	A$255.6bn	A$292.4bn
Controllable costs	A$627m	A$668m
Cost to income ratio	69%	68%
Capital	A$1,631m	A$1,942m
RoIC	10.7%	11.1%

Henderson Global Investors - AUM



292.4
(0.3)
(2.2)
(3.9)
(6.9)
(23.7)
0.2
255.6
A$bn
FY01
External funds (net cashflows)
Sale of UK Private Client business
Short term cash mandate
Life funds (net cashflows)
Market movement
FX movement
FY02

Capital

Capital – changes to reporting

- Capital reported has moved to a gross basis which makes it easier to reconcile capital in the EV with capital invested and regulatory capital required
- This approach recognises capital in the UK which supports the regulatory position but is an investment in another BU
- The change for UKFS capital from 4 December briefing is:

	£m	$m
Capital LE as at 4 December	2,484*	7,000 (per 4 Dec)
Less other changes	(128)	
Plus related party regulatory capital	421	
Reported capital at 31 December	2,777	7,938

- Inter business unit holdings are now separately identified and for valuation purposes should be deducted at Group level

*Includes £500m capital allocation

Invested capital

2002 A$m	Minimum regulatory requirements	Net assets	Intangibles	Total capital
Australian Financial Services	1,635	**3,140**	**495**	**3,635**
AMP Life Statutory funds		3,010		3,010
AMP Life other		130	495	625
UK Financial Services	5,752	**6,878**	**1,060**	**7,938**
Pearl		5,021	62	5,083
London Life		1,196		1,196
UKFS other		661	998	1,659
Henderson Global Investors	326	**432**	**1,199**	**1,631**
AMP Banking	431	**584**		**584**
Virgin Money		**370**		**370**
Discontinuing businesses	455	**896**		**896**
Corporate Office	34	**400**		**400**
Inter business unit holdings		**(1,992)**		**(1,992)**
Total shareholder capital resources	**8,633**	**10,708**	**2,754**	**13,462**
2001	**6,755**	**10,188**	**3,641**	**13,829**

Capital management

- Non-core asset sale program is progressing to plan
- UKFS regulatory capital management is minimising need for injections of new capital
- AFS will continue to supply capital in 2003
- HGI will have negligible need for capital for organic growth in 2003
- Dividend reinvestment plan has been underwritten in 2003
- Dividend cut recognises the fall in underlying profitability

No plans for an equity capital raising at this time

Current issues

Current issues - UK Life & Contemporary Financial Services

- UK mature book is an underperforming asset – significant capital invested but earnings are poor
- Regulatory capital position being tightly managed
- Challenge is to extract real value from mature book for shareholders over medium to longer term
- At current market levels, earnings potential of UK businesses constrained
- Contemporary business remains a portfolio of focused businesses

Current issues - UK regulatory capital

- All UK life entities met FSA Required Minimum Margins (RMM) at year end and on best estimates currently
- Initiatives now in place support shareholder goal to avoid the need to invest additional capital even if FTSE falls to 3000 or lower
- Derivative overlays, active hedging and review of long-term EBR position have reduced sensitivity to FTSE movements
- Market upside has in part been traded away to finance downside protection but both regulatory capital position and earnings will continue to benefit from a rising market
- S&P recently rated Pearl BBB+ with stable outlook ie Pearl's position recognised as sustainable for a run-off business

Current issues - UK earnings

- Past earnings, excluding one-off items, were based on:
  - ➢ bonus rates when FTSE was at much higher levels
  - ➢ with-profits fund supporting operating costs
- Collapse in FTSE and planned closure of with-profits fund to new business will reduce these sources of earnings
- Cost overhang is also hurting business in 2003 notwithstanding aggressive cost cutting, although 2004 position appears better
- Significant one-off experience items remain a possibility
- Finally, at current market levels and below, risk of one-off capitalised losses (as particular product margins are eliminated) will increase

Current issues - UK earnings

- Initial guidance for 2003 indicated lower margins than 2002
- Point estimate no longer appropriate in light of:
  - lower FTSE (4700 assumption no longer realistic)
  - lower equity backing ratio (in response to lower FTSE)
  - end 2002 actuarial review
- Major uncertainties remain around FTSE and EBR as well as:
  - Service company fees, to be renegotiated and approved by the FSA
  - capitalised losses
- Overall, margins outlook for 2003 is more than usually uncertain and all current forces are pushing earnings lower

Current issues - UK value

- Embedded value assumptions have been verified by auditors
- EV is now largely comprised of shareholders' net assets in various statutory funds and legal entities
- EV will grow, other things equal, at the risk discount rate
- Management challenge is to run business, control risks and realise this EV over time
- Value of UK businesses best determined as a % of EV

Current issues: UK value

EV risk profile is manageable

2002 £m	Shareholder capital	EV @5%	Risk	Risk factors
Shareholder funds	482	464	L	Extreme economic conditions eg Japan
			↑	Extreme regulatory impacts
Shareholder interest in 0:100 funds	707	*425		Major mortality improvements Sustained FTSE falls
Value of profit margins		87		Sustained very low interest rates
Pacific fund	729	*515		Serious regulatory impacts
Goodwill in subsidiaries	371	✠149		Operational risks and business performance
Shareholder interest in 90:10 funds	488	*209	↓	Moderate FTSE falls from current levels Sustained low interest rates Legacy issues
Value of profit margins		130	H	Mortality and persistency
TOTAL	**2,777***	**1,979**		

* Reduced to reflect lock in cost ✠ More conservative approach to valuation in EV * Translates to A$7,938m on invested capital slide

Current issues - UK strategy

Ongoing refinement of strategy but decision to split businesses to focus on key drivers validated by current market conditions

UK Life Services

- Focus on management of
  - Balance sheet
  - Costs
  - Customer value
  - Risks
- Improving management information systems

UK Contemporary Financial Services

- Focus on
  - IFA wholesale
  - EBC / Corporate pensions
  - Towry Law
- Driving costs out

Current issues - AFS and Henderson

- AFS and HGI are great businesses with proven track records, powerful brands and impressive RoIC results, notwithstanding the toughest market conditions in over a generation

- While both remain sensitive to market forces, they are well positioned for strong value creation over the market cycle

Our focus

Short term goals

Do the basics really well

- Pursue operational excellence
- Reduce portfolio risks and protect shareholder capital
- Focus on core businesses - best advice and products for customers
- Realise value from and exit non-core businesses
- Invest only in those businesses delivering required financial returns and/or return surplus capital to shareholders
- Ongoing evolution of strategic thinking

Longer term goals

- Grow AMP's leading position in the Australian wealth management market
- Reduce AMP's capital commitment in the UK by releasing capital from UK Life Services while simultaneously taking other action to increase its RoIC
- Develop a wealth management business in the UK, focused on investment and pensions products distributed primarily through advisers
- Build a global asset management business in partnership with AMP's wealth management businesses, with a focus on the UK and selective expansion in Europe, North America and Asia

Conclusion

- AFS and Henderson are doing well in testing market conditions
- We have taken effective action to protect shareholder capital in the UK
- We are managing current issues tightly and focusing on offering better advice and products to customers
- We are not expecting better markets in the short term - if the going gets tougher, we are ready
- Our business portfolio and strategic positioning will improve over the medium term
- We are focused on achieving long term shareholder value through the disciplined execution of our strategy

13

AMP

ASX Announcement

27 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 13/03

Appendix 3Z - Final Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AMP LIMITED**
ABN	**49 079 354 519**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Stanley David Martin WALLIS
Date of last notice	24 May 2002
Date that director ceased to be director	26 February 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
5,000 Ordinary shares.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Bromyard Investments Pty Ltd ATF Wallis Superannuation Fund (the Director's personal superannuation fund).	21,000 Ordinary shares.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AMP LIMITED**
ABN	**49 079 354 519**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Patricia Anne CROSS
Date of last notice	8 January 2002
Date that director ceased to be director	26 February 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,000 Ordinary shares.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	N/A

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

14

AMP

ASX Announcement

4 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 14/03

For information only

Mr Wallis declines retirement allowance

The former Chairman of AMP Mr Stan Wallis has today advised that he will not take up his retirement allowance of around $1.6 million.

Mr Wallis said that his decision was personal and based on the belief that it was inappropriate to receive a large retirement benefit at such a difficult time for AMP.

Mr Wallis will still receive his compulsory superannuation contributions which amount to around $100,000.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

15

ASX Announcement

6 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 15/03

Appendix 3B – Application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,739
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	• 56 shares @A$17.85 per share; • 189 shares @A$6.936 per share; and • 5,494 shares @A$3.00 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 56 shares were issued pursuant to the AMP International Employee Share Ownership Plan; • 189 shares were issued as pro rata bonus shares under the AMP Reward Share Plan; and • 5,494 shares were issued by the Shareholder Relations Committee for the purpose as referred to on page 54 of the AMP Prospectus, copy of which has been provided to the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 March 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,159,454,066 + 5,739 -------------------- 1,159,459,805	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 6 March 2003: 33,847,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [x] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 March 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

16

ASX Announcement

6 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 16/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	20 September 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Peter John Willcox Superannuation Fund.
Date of change	Date of purchase: 3 March 2003.
No. of securities held prior to change	• 12,000 Ordinary shares; and • 500 AMP Income Securities.
Class	See below
Number acquired	• 20,000 Ordinary shares; • 2,000 AMP Income Securities; and • 1,000 AMP Reset Preferred Securities.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• 20,000 Ordinary shares @A$6.675 per share; • 2,000 AMP Income Securities @A$68.86 per unit; and • 1,000 AMP Reset Preferred Securities @A$96.00 per unit.

+ See chapter 19 for defined terms.

No. of securities held after change	• 32,000 Ordinary shares in the name of Peter John Willcox Superannuation Fund; • 2,500 AMP Income Securities in the name of Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

17

ASX Announcement

7 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Fax: 1900 999 279

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Fax: 0015 64 4 473 1470

Announcement No: 17/03

AMP comment on ratings

AMP notes the ratings action announced today by Moody's.

Moody's has announced that it has assigned a negative outlook to the long term ratings for the AMP Group.

AMP Chief Executive Officer Andrew Mohl said this was consistent with the actions of other ratings agencies, and reflected information that AMP had already provided to the market.

"This decision reflects a wider concern about the earnings outlook for the UK life industry and will have no impact on the day-to-day operations of the company," he said.

Mr Mohl welcomed Moody's acknowledgement of the Group's financial strength and the continuing earnings opportunities for the Australian business.

"AMP's capital position has not changed and we remain soundly capitalised," he said.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP

ASX Announcement

11 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 18/03

For Information Only

Board candidates for 2003 AGM

The date for receipt of director nominations for the 2003 Annual General Meeting (AGM) has now closed, AMP Chairman Peter Willcox said today.

Current AMP Directors standing for election at the AGM are:
- Peter Willcox;
- Andrew Mohl; and
- Roger Yates.

Current AMP Directors standing for re-election are:
- Lord Killearn; and
- Richard Grellman.

There is one external shareholder nomination for the Board:
- Stephen Mayne.

Details of all candidates will be outlined in the Notice of Meeting, which will be sent to shareholders around mid-April 2003.

Current AMP Director Paul Mazoudier, who was due for re-election, has decided not to stand. Mr Mazoudier had already indicated his intention to leave the Board by the end of August 2003 and it would therefore not make sense for shareholders to elect him for a period of only three months.

Mr Mazoudier will leave the Board before the AGM.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Mr Willcox said that the Board process for identifying additional candidates, announced on 25 February 2003, had only been underway for two weeks and was progressing well.

The AGM will be held on 15 May 2003.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

19

ASX Announcement

12 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 19/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity:	AMP LIMITED
ABN:	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of last notice	11 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Mohl Invest Pty Ltd ATF Mohl Super Fund; and • Mohl Family Trust.
Date of change	4 March 2003
No. of securities held prior to change	• 122,043 ordinary shares held in the name of the Director; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,000 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 365,000 options held under the AMP Executive Option Plan.
Class	See below
Number acquired	• 14,841 ordinary shares held in the name of Mohl Family Trust; and • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund.
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• 14,841 ordinary shares @A$6.682 per share; and • 414 AMP Reset Preferred Securities @A$96.10 per unit.
No. of securities held after change	• 122,043 ordinary shares held in the name of the Director; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,000 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Family Trust.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change **Note: Details are only required for a contract in relation to which the interest has changed**	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

ASX Announcement

13 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **20/03**

For information only

AMP makes Paul Batchelor payment

AMP has today paid former Chief Executive Officer Paul Batchelor A$2.1 million as compensation for his termination in September 2002.

Chairman Peter Willcox said AMP had delivered the former CEO a cheque for $1.4 million, which is net of $0.7 million tax. The gross figure is equivalent to approximately 18 months base salary.

Mr Willcox said the cessation payment had been made in an attempt to bring the matter to a close.

"Despite protracted discussions and negotiations, Mr Batchelor and AMP have failed to reach an agreed settlement," he said,

"We believe this payment is fair and reasonable and it has been made in the interests of resolving the matter.

"If he believes he is entitled to any additional payments, he is free to take legal action."

Mr Willcox said that the Board had considered making Mr Batchelor no payment. However in view of the legal issues involved, a $2.1 million payment was considered an appropriate reflection of his legal entitlements.

"We believe this is an adequate payment in the circumstances, particularly considering the actions we have had to take since Mr Batchelor left," Mr Willcox said.

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

21

ASX Announcement

19 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 21/03

Appendix 3B – Application for quotation of additional securities

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	414
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	• 168 shares @A$17.85 per share; and • 246 shares @A$1.00 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 March 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,159,459,805 + 414 ------------------- 1,159,460,219	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 19 March 2003: 33,847,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 March 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

22

AMP

ASX Announcement

19 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **22/03**

For information only

AMP securities holders warned not to accept unsolicited offers from National Exchange Proprietary Ltd

AMP Reset Preferred Securities and AMP Income Securities holders have now been targeted by David Tweed's National Exchange Proprietary Ltd which is offering to buy their securities at prices significantly below their market price.

The new unsolicited offers to securities holders follow previous offers by National Exchange Proprietary Ltd to AMP retail shareholders to buy their AMP ordinary shares.

National Exchange Proprietary Ltd is offering AMP Reset Preferred Securities and Income Securities holders a mere A$10 per security. Yesterday, these securities closed on the Australian Stock Exchange at A$96.85 and A$77.05, respectively. They should not be confused with AMP ordinary shares.

AMP Chief Executive Officer, Andrew Mohl, said: "AMP Reset Preferred Securities and Income Securities holders should exercise extreme caution before acting on such unsolicited offers in light of their low offer price."

He said AMP welcomed proposed Commonwealth legislation making it compulsory for any share dealer offering to buy shares and other securities to state the current market price.

National Exchange Proprietary Ltd has accessed the personal information of AMP Reset Preferred Securities and Income Securities holders from AMP under Chapter 2C of the Corporations Act.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Under the Act, National Exchange Proprietary Ltd can obtain security holder details from any publicly listed company. These details include: security holders' names, addresses, number of securities held and date on register.

Mr Mohl said it was important that AMP Reset Preferred Securities, Income Securities holders and shareholders always check the current trading price of AMP securities as well as consult an independent financial adviser before accepting any unsolicited offer.

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

ASX Announcement

25 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **23/03**

AMP announces two new Directors

The AMP Board has today announced the appointment of two new non-executive Directors to the AMP Board.

The Directors, who both have extensive Board and senior management experience, are Pat Handley, formerly Chief Financial Officer of Westpac; and Meredith Hellicar, who has broad business and Board experience. Resumes are attached.

Meredith Hellicar's appointment is effective immediately, while Pat Handley will be joining the Board 2 April 2003.

AMP Chairman Peter Willcox said he was pleased the company had attracted two Directors with the diverse backgrounds, experiences and skills necessary to participate effectively with the new Board.

"Both Directors have carried out intensive due diligence on AMP prior to their decision and have been given full access to all financial information," Mr Willcox said.

"This has the important benefit of enabling them to make an immediate contribution."

Mr Willcox said that after reviewing a number of excellent candidates, the Board had focused on Mr Handley and Ms Hellicar because of their broad managerial skills and experience in dealing with challenging situations. This was as much a determining factor as their experience of financial services.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

"Pat Handley has hands-on experience of decision-making as Chief Financial Officer of a leading Australian bank when it faced a number of issues," Mr Willcox said.

"Meredith Hellicar has exceptional experience as both an executive and Director, and demonstrated leadership and the ability to deal with difficult decisions."

To avoid the potential for conflicts of interest, Mr Handley has today resigned from his position on the Suncorp Metway Board.

Mr Willcox said the Board had moved quickly to appoint new Directors to ensure that shareholders would have the opportunity to vote on their appointment at the forthcoming Annual General Meeting on 15 May 2003.

This means shareholders will vote on the appointment of seven Directors at the Annual General Meeting. There are eight candidates and the order in which they will appear on the proxy form is:

- Lord Killearn
- Peter Willcox
- Roger Yates
- Richard Grellman
- Andrew Mohl
- Stephen Mayne
- Pat Handley
- Meredith Hellicar

The order of candidates was determined by a ballot which was conducted by independent legal advisers.

The appointment of new Directors follows the Board restructure announced on 25 February 2003. The restructure is aimed at creating a new Board with a fresh approach to reinvigorate the company.

Paul Mazoudier has resigned from the Board today, while the leaving dates for Sir Malcolm Bates and Ian Renard are yet to be determined.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Resumes

Roger Patrick (Pat) Handley

Pat Handley is a company Director with significant financial services experience.

His career in financial services began with a Citicorp Venture Capital subsidiary called Management Horizons Data Systems, where he was quickly promoted to the position of Vice President of Finance and Administration.

He later joined what is now Banc One Corporation in the US as Chief Financial Officer, with responsibility for all aspects of financial management and acquisitions for that company.

He later became Chairman of an investment company called Muirfield Fund Incorporated, that focused on investing in and turning around under-valued financial institutions.

In 1993 he was approached by Bob Joss to assist him in the turnaround of Westpac, joining as Chief Financial Officer. Here he had line responsibility for all aspects of the financial function including treasury, management information systems, tax and risk management. Over the next seven years, he played a key role in the turnaround of Westpac. He implemented EVA reporting measures and led the development of new risk management processes. He also led the rationalisation and streamlining of the bank's back office activities and was instrumental in the formulation of the bank's long term growth strategy.

After a seven year career with Westpac, Mr Handley retired on good terms to pursue other opportunities. He is currently advising PriceWaterhouseCoopers and is Chairman of Pacific Brands, and has announced his retirement from the Suncorp Metway Board to join AMP.

He has a Bachelor of Arts, majoring in Economics and Mathematics, from Indiana University (USA) and a Masters of Business Administration majoring in Finance from Ohio State University (USA).

He is married with two sons and enjoys a variety of outdoor activities.

Meredith Hellicar

Meredith Hellicar is a company Director and consultant specializing in change management. She has 27 years' experience in the telecommunications, resources, logistics, legal services and financial services sectors, spanning both the private and public sectors. For the last fifteen years she has led organisations within Australia and Asia through business building and structural, operational and cultural change, with an emphasis on the effective provision of business to business services. She is also an experienced company director of public and, more recently, private companies.

She has held the positions of Chief Executive of Corrs Chambers Westgarth, Managing Director of TNT Logistics Asia, Managing Director of InTech Financial Services and Executive Director of the New South Wales Coal Association. She has also held various executive positions with Esso, OTC and the Foreign Service.

Meredith is a Director of James Hardie Industries, the Southern Cross Airports Group and HCS and is Chairman of HLA Envirosciences and the Sydney Institute. She is an Honorary Member of the Business Council of Australia, chairing its Greenhouse and Energy Taskforce and is a member of the Takeovers Panel and of the Foreign Affairs Council. She serves on several voluntary Boards, including the Garvan Institute Foundation and the Australia and New Zealand Intensive Care Foundation.

Meredith has a Bachelor of Arts (Italian major), Master of Laws (Hons.) in International Business Law and a Licentiate of Music of Australia (pianoforte). She was Australia's 1993 Eisenhower fellow to the United States to study change management in major corporations.

She is married with one daughter and enjoys politics, ballet, theatre, the Swans and trying to keep fit.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

24

ASX Announcement

26 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 24/03

Appendix 3Z – Final Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AMP LIMITED**
ABN	**49 079 354 519**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Paul Keith MAZOUDIER
Date of last notice	8 January 2002
Date that director ceased to be director	25 March 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,600 Ordinary shares.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	N/A

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

25

AMP

ASX Announcement

27 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 25/03

Appendix 3B – Application for quotation of additional shares

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,461
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	• 591 shares @A$1.00 per share; and • 1,870 shares @A$7.5476 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 591 shares were issued pursuant to the AMP International Employee Share Ownership Plan; and • 1,870 shares were issued as pro rata bonus shares under the AMP Reward Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 March 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,159,460,219 + 2,461 ------------------- 1,159,462,680	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 27 March 2003: 33,847,913	Various Classes issued on various dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required? N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 March 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34713

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMP Limited

Documents furnished pursuant to Rule 12g3-2(b)

File No. 82-34713

VOLUME II

Releases to the Australian Stock Exchange made in 2003

26

AMP

ASX Announcement

27 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 26/03

Appendix 3X – Initial Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AMP Limited
ABN	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Meredith HELLICAR
Date of appointment	25 March 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.	10,000 Ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

27

AMP

ASX Announcement

28 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **27/03**

For Information Only

AMP Banking transfers UK portfolio

AMP has today entered an agreement to transfer its UK Banking portfolio to Newcastle Building Society, in the latest step to significantly restructure the operations of AMP Banking.

The UK Bank's mortgage portfolio of around A$950 million (£360 million), deposit portfolio of around A$160 million (£60 million) and loans on policy totalling around A$30 million (£12 million) will be transferred to Newcastle Building Society.

The transaction will result in a small net premium to book value after transfer costs.

Subject to regulatory approval and contractual obligations, the transfer is expected to complete within three months. The final purchase price is dependent on account balances at the date of completion.

The transfer is one of a series of transactions to restructure AMP Banking, as announced on 14 November 2002. It follows the sale of the Australian and New Zealand credit card portfolio to American Express, announced on 23 December 2002. The goal of the restructuring programme is to release around A$500 million (£190 million) in capital by the end of 2003.

Media inquiries
Matthew Coleman
+61 2957 6127
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

28

AMP

ASX Announcement

31 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 28/03

For information only

AMP advises the following 2003 key dates in relation to AMP's dividend (ASX code **AMP**)

Dividend Payment Date	Record Date	Ex-dividend date (Aust)	Ex-dividend date (NZ)
28 April 2003	4 April 2003	31 March 2003	7 April 2003
28 October 2003	3 October 2003	29 September 2003	6 October 2003

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

29

AMP

ASX Announcement

2 April 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 29/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,983
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,983 shares @A$1.00 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	the shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 April 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,159,462,680 + 1,983 ------------------- 1,159,464,663	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 2 April 2003: 33,847,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 April 2003

Print name: P.J. Mackey, Assistant Company Secretary

= = = = =

+ See chapter 19 for defined terms.

30

AMP

ASX Announcement

4 April 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **30/03**

Part One: 2002 Full Shareholder Report

Part Two: 2002 Concise Shareholder Report

Part Three: Notice of Meeting

Part Four: Supplement to Notice of Meeting

Part Five: Proxy form

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP

Shareholder Report

Annual Review 2002

2002 financial summary

Navigating the report

For more information, go online
For more information about a specific topic in this report, refer to the yellow mouse symbol pictured at the top of each page. Next to each symbol is a web address (or url) to part of AMP's corporate website with more detailed information and analysis:

www.ampgroup.com

AMP's corporate website provides a wealth of information about AMP's businesses, Board and senior management team, community involvement and commitment to the environment, along with the company's announcements and financial presentations and reports.

Contents of this report

Online Shareholder Report
The AMP Shareholder Report is available online. Electing to receive the online report delivers cost and environmental savings. Contact AMP's Securities Registry if you want to receive next year's Shareholder Report online. Contact details are on the inside back cover.

AMP Limited ABN 49 079 354 519

2002 was a difficult and disappointing year. We recorded a loss of A$896 million.

The result includes a write-down of A$1,227 million on some of AMP's businesses. The majority of the write-down was related to intangible assets on businesses in UK Financial Services and the former AMP International.

Net profit
after tax attributable to shareholders
A$m


1,200
800
400
0
(400)
(800)
(1,200)
A$1,027m
A$1,152m
A$690m
A$424m
1998
1999
2000
2001
2002

Breakdown of 2002 financial result
A$m


1,200
0
(1,200)
Sale of non-core businesses A$234m
Write-down A$1,227m
Net profit after tax before other items A$495m
Restructuring costs A$344m
Goodwill A$54m
Net loss after tax and other items (A$896m)

Why a write-down?
Tough world equity markets and changes in AMP's strategy led to a review of the book value of AMP's businesses. This revaluation resulted in a reduction of the book value, or write-down, of specific AMP assets.

Dividend

Reduced dividend reflects impact of the fall in our sustainable earnings.

Final 2002 dividend of A$0.20 per share took the total dividend for the year to A$0.46.

Dividend
A$ per share


0.60
0.50
0.40
0.30
0.20
0.10
0
A$0.18*
A$0.41
A$0.47
A$0.51
1998
1999
2000
2001
2002

*AMP listed on 15 June 1998 thus only second-half dividend paid in 1998

Market context

AMP's 2002 results were heavily impacted by falls in world equity markets. This affected our earnings by:

- Lowering our investment income on shareholder capital
- Lowering the fees and commissions earned on the assets we have under management
- Reducing the value of the assets we have backing our life funds, particularly in the UK
- Reducing customers' willingness to invest

Global equity indices
31 December 2001 to 31 December 2002


110
100
90
80
70
60
DEC 01
JAN 02
FEB 02
MAR 02
APR 02
MAY 02
JUN 02
JUL 02
AUG 02
SEP 02
OCT 02
NOV 02
DEC 02
ASX 200 down 12%
FTSE 100 down 24%
MSCI World down 25%
S&P 500 down 23%

Where we must improve

Action is underway to improve AMP's financial performance and refocus its strategic direction.

Key financials we must improve	2002	2001
Net profit (loss) after tax	**(A$896m)**	A$690m
Return on equity (underlying)	**9.2%**	13.1%
Earnings per share (underlying)	**A$0.78**	A$1.08

What we are doing to refocus the business

- Scaling back over-ambitious international growth strategy in difficult markets
- Tightly managing UK business and communicating our position clearly
- Focusing on core business
- Offering better advice and better products to customers

Where we are making progress

AMP drove down costs, focused on core business and reinforced its financial strength through a capital raising.

- Reduced AMP Group's controllable costs 11% on a like for like basis and held cost to income ratios across the business relatively steady
- Sold non-core businesses Cogent, Henderson Private Asset Management and AMP Banking credit card portfolio to realise profit of A$234 million
- Resilient performances by Australian Financial Services and Henderson Global Investors highlight their underlying strength
- Successfully raised A$1.15 billion through AMP Reset Preferred Securities offer

Cost to income ratios
AMP Group and business units
%


100
80
60
40
20
0
1999
2000
2001
2002
AMP Group 62%
Australian Financial Services 44%
Henderson Global Investors 69%
UK Financial Services 64%

Chairman's report



"As a fellow shareholder, I am committed to representing shareholders' interests to the best of my abilities and to be honest with you."

Peter Willcox
Chairman

2002 was a very tough and disappointing year for AMP and its shareholders.

Regardless of how well equipped we might have been, the fallout from world equity markets would have still made 2002 an extremely difficult year. However, some of our problems were self-created, as we were not as well prepared for the storm as we could have been.

In his report, Chief Executive Officer Andrew Mohl reviews the events of the year, the lessons we have learned and the actions that he and his new senior management team are taking to improve AMP's performance.

For my part, as AMP's new Chairman, I am going to tell you what actions the Board is taking in response to the events of the past year. Some of these actions are radical, but I believe that only decisive action will restore the confidence in AMP that is justified by the strength of its assets and people.

As your Chairman, and as a fellow shareholder, I am committed to representing shareholders' interests to the best of my abilities and to be honest with you.

Strengthening the management team

Significant changes to AMP's Board and senior management team have occurred during the past six months aimed at turning around the company's performance.

In October 2002, the Board appointed new Managing Director and Chief Executive Officer Andrew Mohl to lead AMP. Andrew was chosen because of his outstanding professional achievements and, of equal importance, because of his personal integrity and forthrightness. Andrew will tell it as it is, both to the Board and to you.

Andrew has established a new senior management team that reflects his values, and embarked on new strategies that recognise the realities of the company's strengths and weaknesses. It will take time for the changes that he has made to work, and you should not expect that it will all be smooth sailing.

The Board completely supports Andrew, and we will be patient while the revolution he is leading unfolds.

I would like to note that the Board has agreed an employment contract with Andrew that is designed to make sure his reward is greater if he succeeds than if he fails. Shareholders will be asked to approve aspects of this contract at our 2003 Annual General Meeting.

Renewing AMP's Board

Once AMP's new senior management team was established and had begun implementing strategic reforms to the business, AMP's Directors decided it was also time for change at the Board level.

Following extensive discussion, the Directors concluded that only the creation of a new Board would offer the opportunity for different outcomes in AMP's future.

Consequently, a Board restructure aimed at having a substantial majority of new and recently appointed Directors was announced. The changes are – and will be – quite radical, however, I believe they are necessary to help the CEO and senior management team turn AMP around.

The new Board will be constructed in stages to provide an orderly transition.

In February, the Chairman stepped down and I, as Chairman-elect, replaced him. Patricia Cross retired at the same time. Sir Malcolm Bates, Paul Mazoudier and Ian Renard will retire during the next six months.

This will result in a Board of five Directors, all of whom will stand for election or re-election at the 2003 Annual General Meeting, including:

Three non-executive Directors:

- myself as Chairman. I joined the Board in September 2002 and was appointed Chairman-elect in December last year
- Lord Killearn, who chairs the Board Finance Committee and Henderson Global Investors
- Richard Grellman, who chairs the Board Audit and Compliance Committee.

Two executive Directors:

- Andrew Mohl, AMP's Chief Executive Officer, who joined the Board in October 2002
- Roger Yates, Henderson Global Investors Managing Director, was appointed to the Board in December 2002.

My aim now is to attract new Directors to add to this Board who have deep business experience and open and challenging minds to bring vigorous debate to our decision-making.

As Derek Higgs said in January 2003 in his report to the UK Government on the role and effectiveness of non-executive directors: 'Effective Boards depend as much on behaviours and relationships as on procedures and structures'.

Where we do business


London
Sydney
Wellington

- ◆ Australian Financial Services
- ■ Henderson Global Investors
- ● UK Life Services and UK Contemporary Financial Services
- ✱ Towry Law
- ▲ AMP Sanmar

We have already identified a number of well-qualified candidates with the experience and values we seek, and we hope to announce the appointment of two to three new non-executive Directors during the next six months.

In summary, action is underway to create a new Board that will be better able to meet the company's challenges.

Implementing better Board practices

We are also making a number of changes to current Board practices to address the concerns of our shareholders and customers.

A new long-term equity programme for Directors is being designed to replace the current cash-based retirement allowances for non-executive Directors.

In addition, non-executive Directors remaining on the Board after nine years will be subject to annual re-election by shareholders.

We hope this will result in a continued renewal of the Board in future.

We are also implementing a programme to give new Directors a clear understanding of the fundamentals of AMP's business, markets and customers in each geographic region.

A rigorous performance appraisal system will be introduced to appraise Board performance, along with the performance of individual Directors. I will propose, and I am sure the Board members will agree, that the appraisal of the performance of the Chairman will be a priority in this process. This new system will be designed to provide early warning of any future need for changes to the Board.

Realising AMP's potential

Both AMP's Board and senior management team have undergone radical change, and we are determined that both will place a priority on the interests of our owners and customers.

While these changes will not guarantee a rapid recovery, they are the necessary first steps to improve AMP's long-term performance.

On behalf of the Board, I would like to thank AMP's employees and business partners, the company's senior management team and my fellow Directors for their hard work and determination during very turbulent times.

We have great faith in the fundamental strength of AMP and are determined that the potential of this company is fully realised in the future.

Peter Willcox
Chairman

2002 in review

Poor performance of UK Financial Services

Board changes including new Chairman-elect

CEO and senior management changes

Successful capital raising through Reset Preferred Securities offer

Strategic review of AMP and subsequent restructuring

Substantial balance sheet write-downs

Weakened share price

Chief Executive Officer's report



"I am a big believer in the inherent potential of AMP. I am confident we have the right team and the right approach to turn this company around."

Andrew Mohl
Chief Executive Officer

Restoring confidence in AMP
2002 was a tumultuous year for AMP – one that must not be repeated.

Our greatest disappointment is that we reported the company's biggest loss of A$896 million.

The loss has come about for two distinct reasons.

First, we are managing a business that is highly sensitive to world equity markets in what is now the longest market downturn since 1972.

Second, we were pursuing an unrealistically ambitious growth strategy centred on UK Financial Services at a time when we should have been more measured in our approach and more conscious of our capabilities in what is one of the most challenging markets in the world.

I talk more about both of these issues later in this report.

I inherited a host of challenges when I was given the honour of leading AMP as Chief Executive Officer in October 2002.

One of the biggest challenges is to restore confidence in the company.

I realise that this will take time. Confidence can only be achieved through actions and results – not words – and we have got a long way to go. I outline later in this report the actions we are taking to improve both confidence levels and shareholder returns in the long term.

A key part of my job in restoring faith in AMP again is to 'tell it like it is'. This means open, honest and regular communication with shareholders and everyone who has an interest in the business. At times, when we have bad news to tell, this can appear to be self-defeating in the short term.

But I am committed to telling the good news and the bad in the clearest and simplest way. That is what I have attempted to do in this report.

2002 financial performance
Before I discuss the financial result in detail, it is important to emphasise that AMP continues to be a strong company. We have total shareholder capital resources of A$13 billion, along with conservative gearing.

We successfully raised A$1.15 billion through our Reset Preferred Securities offer last year. The funds are being used to reduce short-term debt, increase capital resources and generally reinforce the company's financial strength.

Despite our strength, we delivered a disappointing result as a consequence of write-downs and restructuring costs that had to be made to refocus the business.

These costs, totalling A$1,571 million after tax, contributed to our bottom line loss of A$896 million for 2002. Before these items, asset sales and goodwill amortisation, our net operating profit was A$495 million.

A write-down of A$1,227 million was the result of a review we conducted of all our businesses. The book value of a number of the businesses was adjusted to reflect current market conditions. These businesses were acquired or built in recent years when market conditions were much better.

Restructuring costs of A$344 million after tax also contributed to the loss. Costs included redundancy payments, write-offs of capitalised expenditure and other product-related closures.

The loss, along with weak markets, lowered our underlying earnings per share to A$0.78 from A$1.08 in 2001. Underlying return on equity was 9.2% compared to 13.1% in 2001.

AMP's dividend policy is to provide shareholders with a steady or rising stream of dividends in line with our long-term sustainable earnings. Our 2002 total dividend reflects the lower level of our underlying earnings.

A final dividend of A$0.20 was declared, taking the total dividend for the year to A$0.46 compared to A$0.51 in 2001. We believe this dividend is financially prudent given the 2002 result.

Business unit performances
Depressed investment markets reduced operating margins across the business. Australian Financial Services and Henderson Global Investors showed resilience, achieving sound operating margins in tough markets. Both businesses lowered their costs and took action to protect their profitability going forward. Fundamentally, they are strong businesses that have the potential to improve returns to shareholders.

UK Financial Services, however, is an asset that is under-performing. Its operating margins, along with sales, were hit hard in 2002. We continue to take action to protect shareholder capital and manage our regulatory capital. I talk more about the UK situation later in this report.

No excuses
I know that many people are asking how we got to this point. There are a number of reasons, but no excuses.

AMP's five-point reform plan

1. **Address** low return channel and product lines
2. **Focus** short-term growth ambitions on core businesses
3. **Increase** transparency and quality of disclosure
4. **Tackle** embedded behaviours
5. **Role** modelling leadership

As I mentioned earlier, AMP is highly sensitive to world equity markets.

Weak markets, particularly the UK stock market which has fallen by more than 40% in the past three years, have impacted our earnings in four major ways. They have:

- lowered our investment income on shareholder capital
- lowered the fees and commissions earned on the assets we have under management
- reduced the value of the assets we have backing our life funds, particularly in the UK
- reduced customers' willingness to invest.

Our UK Financial Services business was also the source of many of our problems in 2002. Substantial, continued falls in the UK stock market (as measured by its index, the FTSE) exposed a number of underlying problems with our UK operation – and many other traditional UK life insurance companies.

We have been running an old-style, capital-intensive business that offers products with guaranteed returns to policyholders. However, the business was not making enough money in its own right to sustain these returns.

Instead, like many UK insurance companies, it relied on assets built up in its funds over time, particularly during boom equity markets, to pay the difference.

The drastic and prolonged fall in the UK stock market has exposed the problems with this business approach.

The UK market also put pressure on the ability of our UK Pearl with-profits fund to meet minimum regulatory capital requirements. Consequently, we decided to provide additional capital support of £500 million in June 2002 for this fund.

We did not communicate this situation well last year. The key point is that AMP is a strong company and has implemented sound capital management initiatives to handle further market falls.

Finally, our strategy of simultaneously trying to build our UK business and pursue international growth in difficult market conditions was over ambitious.

We are still in the right business, wealth management, but had been going the wrong direction in a bear market.

Driving reform – doing the basics really well to drive shareholder returns

When I was appointed CEO, I launched a five-point reform plan to improve returns to shareholders and service to customers (refer to 'AMP's five-point reform plan' above). Since then, we have acted quickly and decisively on this plan, conducting an extensive review of every part of AMP's business. We scrutinised every part of the company – our strategy, distribution channels, products, the role of corporate office, and our values.

To date, we have not done the basics well enough. By the basics, I mean focusing on our customers and planners and providing them with the products they want in the easiest way, improving investment performance and driving down costs.

Right now, our goal is to do these basics really well, and in that way we will position the business for future growth.

Our employees
total 11,403*


1%
38%
56%
5%
Australia
New Zealand
UK
Rest of world

*11,403 full-time equivalent employees at 31 December 2002

Total business unit operating margins
A$m


1,000
800
600
400
200
0
A$449m
A$592m
A$925m
A$889m
1998
1999
2000
2001
2002

Chief Executive Officer's report continued

AMP's key businesses and markets	
Australian Financial Services	Australia and New Zealand
Henderson Global Investors	International
UK Life Services	United Kingdom
UK Contemporary Financial Services	United Kingdom

Getting back to basics also means stopping activities that do not add, or have the potential to add, shareholder value. As a result, we announced significant changes to the business involving the restructure or closure of some products and distribution channels.

Unfortunately, these decisions affected many of our employees, with jobs reduced across the company. These were very difficult decisions, but, given the tough markets in which we are operating, we had no choice.

Major outcomes of the review included:

- Separation of **UK Financial Services** into two clear operations to allow us to focus on key success drivers in each operation. There is a great deal of work underway and ahead of us in the UK.
- Implementation of a series of actions designed to strengthen and grow areas of **Australian Financial Services**, as well as reduce its sustainable cost base. We have identified sustainable cost efficiencies, which will decrease controllable expenses to a target of A$560 million in 2003.
- Continuation of **Henderson Global Investors'** cost saving programme and a refocus on core business.
- Restructure of **AMP Banking** to compete only in key product areas where it is profitable. While we continue to distribute banking products, we will no longer manufacture them in New Zealand and the UK. In Australia, we will manufacture two key products: residential mortgages and savings deposits.

  This overall restructure will reduce the amount of capital supporting the operation by A$500 million.
- Closure of the **AMP International** business unit, involving the disbanding of the Asian, European and New Ventures teams. Our recently-established business in India now forms part of Australian Financial Services.
- Restructure of **corporate office** to deliver an expected A$40 million in cost savings in 2003. To date, this includes a reduction of over 100 roles (some roles from AMP International).
- Appointment of a **new senior management team** dedicated to turning AMP around.

All of these initiatives were designed to get us back to basics.

While the end of 2002 marked the completion of the first phase of this review process, we expect changes to continue as we concentrate on implementation.

Strategic objectives

Right now, our growth will come from focusing on our core capabilities of advice-based distribution, superannuation/pension fund management and asset management.

We will do this in our core markets of Australia, New Zealand and the UK. This means we will generally not expand our businesses, other than organically, until they are delivering the required financial returns.

In line with this, our long-term strategic objectives include:

- growing AMP's leading position in the Australian wealth management market
- reducing AMP's capital commitment in the UK by releasing capital from UK Life Services while simultaneously taking other action to increase return on invested capital
- developing a wealth management business in the UK focused on investment and pension products distributed primarily through advisers
- building a global asset management business in partnership with AMP's wealth management businesses, with a focus on the UK and selective expansion in Europe, North America and Asia.

Outlook

I am a big believer in the inherent potential of AMP. It will take a lot of hard work and time to turn that potential into a reality.

We also need stock markets to recover, as they are a key driver of our business performance.

The reality of the lags in our business means that even if markets pick up tomorrow, it will take some time for that to flow through into improved investor confidence and stronger activity.

My senior management team and I are committed to restoring confidence in AMP and realising AMP's potential for shareholders – and all other people who have an interest in the company.

Once we get the basics right, we will be in a much stronger position to grow in the future.

There is no doubt that 2003 is going to be another challenging year but I am confident that we have the right team and the right approach to turn this company around.

Andrew Mohl

Andrew Mohl
Chief Executive Officer

Five-year financial summary

YEAR ENDED 31 DECEMBER	2002 A$ MILLION	2001 A$ MILLION	2000 A$ MILLION	1999 A$ MILLION	1998 A$ MILLION
Consolidated statement of financial performance					
Gross premium, fee and other revenue	**18,240**	19,912	20,917	16,129	12,956
Deposits portion of gross premiums[1]	**(13,379)**	(13,649)	(13,874)	n/a	n/a
Net premium, fee and other revenue	**4,861**	6,263	7,043	n/a	n/a
Investment gains (losses)	**(7,787)**	(1,605)	7,157	12,589	13,135
Profit before tax	**(2,424)**	(587)	636	103	2,616
Income tax (expense) credit	**801**	397	107	(580)	(979)
Outside equity interests (including unattributed life funds)	**727**	880	409	53	(610)
Net profit after tax attributable to shareholders	**(896)**	690	1,152	(424)	1,027
Consolidated statement of financial position					
Cash at bank and on deposit	**11,358**	8,485	5,960	6,208	5,873
Investment assets	**136,876**	152,094	158,620	115,599	101,573
Intangibles	**945**	866	195	233	93
Excess of market value over net assets of controlled entities	**1,825**	2,926	3,945	2,659	1,026
Other assets	**6,967**	7,719	8,427	6,541	4,322
Total assets	**157,971**	172,090	177,147	131,240	112,887
Outstanding claims	**3,129**	3,772	5,497	5,385	1,495
Borrowings and subordinated debt	**12,881**	13,212	13,457	11,669	5,166
Life insurance policy liabilities	**116,245**	128,913	131,213	89,487	81,215
Other liabilities	**7,793**	8,876	10,057	9,427	8,337
Total liabilities	**140,048**	154,773	160,224	115,968	96,213
Net assets	**17,923**	17,317	16,923	15,272	16,674
Contributed equity	**5,001**	4,613	4,206	3,967	3,755
Reserves	**871**	823	612	333	658
Shareholders' retained profits	**2,661**	4,084	3,967	3,332	4,262
Total equity attributable to shareholders	**8,533**	9,520	8,785	7,632	8,675
Unattributed life funds	**5,494**	6,232	6,802	6,660	7,300
Outside equity interests – AMP Reset Preferred Securities	**1,141**	–	–	–	–
– other controlled entities	**2,755**	1,565	1,336	980	899
Total equity	**17,923**	17,317	16,923	15,272	16,674
Other financial data					
Basic earnings per ordinary share ($ps)	**($0.79)**	$0.62	$1.05	($0.39)	$0.97
Diluted earnings per ordinary share ($ps)	**($0.79)**	$0.62	$1.03	($0.39)	$0.97
Dividends per ordinary share ($ps)	**$0.46**	$0.51	$0.47	$0.41	$0.18
Number of ordinary shares (m)	**1,159**	1,129	1,105	1,089	1,077
Assets under management ($bn)	**256**	292	291	259	177
AUD:GBP (closing rate) (currency)	**0.3498**	0.3517	0.3720	0.4060	0.3687

Note:
1. Deposit portion of gross premiums data is not available for 1999 and 1998.

The above information is from the Directors' Report and Financial Report. Classifications adopted in 2002 and 2001 for certain revenues and expenses, and certain assets and liabilities, differ from the classifications in earlier years. The differences are not significant and have no impact on net profit (loss) or net assets.

For further financial details and analysis on AMP's businesses go to the 2002 Investor Report www.ampgroup.com/results

Business overview

Australian Financial Services



Craig Dunn
Managing Director
Australian Financial Services

Total operating margins
A$m


500
400
300
200
100
0
A$151m
A$280m
A$370m
A$366m
1998
1999
2000
2001
2002

Overview

Australian Financial Services (AFS) performed well in tough markets, demonstrating our financial strength. We minimised the impact of market conditions on our operating margins through strong cost management and took deliberate actions to position the business for future growth.

Financial results

- Operating margins down 9% on 2001 to A$334 million
- Controllable costs fell 8% on 2001 and cost to income ratio steady at 44%
- Net cashflows down to A$1,168 million from A$2,602 million in 2001 as a result of weak global equity markets
- Total new business fell 11% but corporate superannuation new business grew 12%
- Value of new business up 8% to A$251 million after restatement
- Return on invested capital marginally lower on 13.8% from 14.1% in 2001

Key developments

In late 2002, we implemented specific actions designed to strengthen and grow our core business in continuing tough markets.

Sustainable cost reductions were achieved in 2002 and further reductions identified for 2003. These are being achieved through a focus on core business including:

- integrating AMP Direct into other areas of AFS to realise cost efficiencies and to refocus on advice-based distribution
- reviewing all operations and stopping non-essential activities, which will result in the loss of approximately 550 jobs.

Continuing to strengthen our advice-based distribution channels, we acquired Arrive Financial Planning from PricewaterhouseCoopers. We also implemented an innovative incentive programme for the AMP Financial Planning and Hillross channels, which aims to attract and retain planners and increase their productivity.

Early in 2003, international commercial credit ratings agency Standard & Poor's reaffirmed its rating of our Australian operation as AA–, which reflects superior financial strength.

Key priorities in 2003

- Making AMP the easiest to deal with for planners and customers
- Strengthening profitability of all products and channels
- Strengthening the competitiveness of product offerings
- Continuing to grow and strengthen our advice-based distribution channels

Henderson Global Investors



Roger Yates
Managing Director
Henderson Global Investors

Total operating margins
A$m


500
400
300
200
100
0
A$80m
A$127m
A$315m*
A$208m
1998
1999
2000
2001
2002

* Included A$99 million in technology investment performance fees

Overview

Henderson delivered robust results in challenging markets, maintaining stable operating margins. We vigilantly managed costs and re-examined our strategic priorities to protect earnings and our position as a multi-asset, multi-geographic business.

Financial results

- Operating margins down 8% on 2001 to A$192 million
- Controllable costs down 6% to A$627 million on 2001 and cost to income ratio up one percentage point to 69%
- Assets under management fell 13% to A$256 billion largely due to negative market movements
- Profit of A$28 million on the sale of private asset management business, with a further amount potentially receivable in the second half of 2003
- Return on invested capital marginally lower on 10.7% from 11.1% in 2001

Key developments

In 2002, we took action to counteract the substantial falls and volatility in global equity markets and decline in industry sales volumes. We closed low-priority operations, rationalised non-profitable UK and European retail funds, centralised functions and scaled back e-business activity. While business restructuring resulted in 100 jobs being made redundant, we continued to invest in building our investment management and client servicing capabilities.

Despite market volatility, our hedge funds, US mutual funds and Australian life funds delivered strong investment performances. However, this was tempered by a decline in investment performance in core UK fixed income and equity products.

Fifty percent of property assets and 43% of listed assets outperformed their benchmarks during 2002.

Key priorities in 2003

- Maintaining position as a multi-asset, multi-geographic business, with a focus on growth opportunities in the UK
- Continuing to focus on improving investment performance, service and distribution
- Further improving business efficiency and cost management

Business overview continued

UK Financial Services

UK Financial Services (UKFS) had a difficult year, with a substantial fall in the UK stock market impacting the regulatory capital position of the business and customer demand for products. We took action to protect our capital position and manage risks more effectively.

Total operating margins
A$m


500
400
300
200
100
0
A$247m
A$227m
A$264m
A$328m
1998
1999
2000
2001
2002

Key developments

The UK stock market has fallen by more than 40% during the past three years. This continued fall has placed pressure on our UK funds, including the Pearl with-profits fund, and required extra support from the Group. This involved providing additional capital support of £500 million.

In addition, by year end we had separated UKFS into two clear operations to allow us to focus on key success drivers in each operation. The split is designed to lessen our risks in the UK, as we have isolated the majority of our capital in one operation to ensure it is carefully managed. Meanwhile, a smaller team is able to separately pursue selected growth options. More information on these operations is provided below.

Restructuring initiatives during 2002 will result in the loss of around 3,400 jobs by the end of 2003.

Financial results

- ▶ Operating margins down 36% on 2001 to A$211 million
- ▶ Cost reduction programme on track, delivering £68 million in 2002 and cost to income ratio steady at 64%
- ▶ Sales down 21% reflecting tough markets and closure of Direct Sales Force
- ▶ Persistency fell one percentage point to 88% on 2001
- ▶ Return on invested capital fell to 6.5% from 10.2% in 2001 due to capital injection and reduced profit



Ian Laughlin
Managing Director
UK Life Services

UK Life Services

This operation is where most of our UK capital is invested, and our focus is on protecting and enhancing the value of that capital.

UK Life Services is responsible for the long-term management of the mature and closed book of products in Pearl, London Life and NPLL (the 'old' NPI). AMP has significant experience in extracting value from closed books.

Shareholder value of the in-force book will be maximised by focusing on the basics: customers, products and financial management. This means:

- ▶ improving management of high-value customers to encourage them to continue investing in their existing AMP products
- ▶ driving down unit costs
- ▶ actively managing the balance sheet and risks.



John Drabble
Managing Director
UK Contemporary Financial Services

UK Contemporary Financial Services

UK Contemporary Financial Services' aim is to pursue growth options in selected, profitable areas. For example, corporate pensions – a market expected to grow to over £17 billion per annum by 2011 – are provided through referral from Employee Benefit Consultants (EBCs) and Independent Financial Advisers.

A separate corporate pension business was launched in 2002 to focus on EBCs. It achieved a 26% win rate with tenders and by 2003 had secured a position on all 15 major EBC panels.

Shareholder value will be maximised by:

- ▶ identifying products and channels where AMP has or can develop a competitive advantage and can generate the required returns
- ▶ developing and operating on modern platforms
- ▶ building a contemporary, capital efficient product portfolio
- ▶ leveraging our expertise in pensions management and distribution
- ▶ providing first-class service to customers and planners.

AMP portfolio businesses



Marc de Cure
General Manager
Strategy and Development

Overview

Outside our core operations, AMP has a portfolio of businesses in diverse areas managed by the General Manager Strategy and Development.

These businesses (other than discontinuing businesses) formed part of the business unit called AMP International until it was closed in October 2002 in line with CEO Andrew Mohl's five-point reform plan. Further strategic changes have since been made to these businesses.

Key developments

AMP Banking
AMP Banking was restructured to compete only in profitable product areas. We intend to shift our focus from banking product manufacturer to distributor, with the exception of two key products. In Australia, we continue to manufacture and distribute mortgages and deposits.

We sold our credit card portfolio in Australia and New Zealand to American Express for approximately A$238 million. A sales process is also in place to exit the manufacture of:
- mortgage and deposit products in New Zealand and the UK
- property finance products in Australia and New Zealand.

We intend to continue distributing banking products in Australia, New Zealand and the UK.

In 2003, banking operations in Australia and New Zealand will form part of Australian Financial Services and in the UK part of UK Contemporary Financial Services.

AMP Asia and AMP Europe
The AMP Asia and AMP Europe development teams were disbanded and the AMP Japan business is being closed in line with AMP's focus on core business. Associated costs have been included in the A$344 million restructuring costs and A$1,227 million write-down.

AMP Sanmar
AMP's life insurance joint venture in India, AMP Sanmar, increased its adviser force and widened its product range in 2002, taking prudent action to grow the business. The business now forms part of Australian Financial Services.

Cogent
AMP completed the sale of Cogent, its investment administration business, to BNP Paribas in September 2002. Profit on the sale in 2002 was £72 million after tax, with the potential for additional final profit to be released in 2003 on determination of the final instalment of the purchase price.

Discontinuing businesses
AMP's discontinuing businesses include Cobalt and its associated reinsurance and commercial insurance portfolios currently in run-off (ie no new policies are being written). These businesses were managed successfully in 2002, generating net profit after tax of A$61 million.

AMP is currently reviewing options to realise greater shareholder value from these operations.

Virgin Money
AMP's 50:50 joint venture with the Virgin Group, Virgin Money, increased operating revenues by 105% and decreased costs by 22% on 2001 despite difficult markets. The improved performance was driven by the successful launch of the Virgin-branded credit card in the UK. Virgin Money's management team is working with AMP and the Virgin Group to reposition the business and realise greater shareholder value.

Directors' report

Your Directors present their report on the consolidated entity consisting of AMP Limited (the Company) and the entities it controlled at the end of or during the year ended 31 December 2002 (AMP Group).

Directors' details

Details of Directors of the company in office at the time of signing this report, and each Director's qualifications, experience and special responsibilities are set out below.

Directors' meetings

Details of attendance by Directors of AMP Limited at Board and Board Committee meetings held during the year ended *31 December 2002 are outlined in the table at right.*

BOARD MEETINGS DIRECTORS AT 31 DECEMBER 2002[1]	FULL AGENDA A	FULL AGENDA B	SPECIAL PURPOSE A	SPECIAL PURPOSE B
Stan Wallis	7	7	5	5
Peter Willcox[3]	2	2	5	5
Andrew Mohl[4]	1	1	3	3
Sir Malcolm Bates	7	7	5	5
Patricia Cross	7	7	5	5
Richard Grellman	7	7	5	5
Lord Killearn	7	7	5	4
Paul Mazoudier	7	7	5	5
Ian Renard	7	7	5	5
Roger Yates[5]	–	–	–	–

Notes: Column A – Indicates number of meetings held while the Director was a member of the Board/Committee.
Column B – Indicates number of those meetings attended.



Peter Willcox
Chairman-elect
Age 57. BA (Hons), MA (Physics) Cambridge

Joined the Board in September 2002. Appointed Deputy Chairman in December 2002 and will succeed Mr Wallis as Chairman on 26 February 2003, following the signing of this report. Member of the Board's Governance, Nomination and Remuneration Committees.

Experience 20-plus years' senior executive experience in the petroleum industry in Australia and internationally. Former Chief Executive Officer BHP Petroleum. Previously Director of a number of international, public companies including financial services experience with Lend Lease Corporation, MLC Limited and Schroders Australia Holdings Limited.

Other directorships
Chairman of Mayne Group Limited.

Andrew Mohl
Managing Director and Chief Executive Officer
Age 47. BEc (Hons)

Appointed Managing Director and CEO in October 2002. Member of the Board's Finance and Governance Committees. Director of AMP's key operating subsidiaries.

Experience 20-plus years' financial services experience, including more than six years at AMP. Most recently was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice-based distribution and the development of AMP's multi-channel distribution platform.

Former ANZ Senior and Chief Economist (1986-1990) and Managing Director ANZ Funds Management (1993-1996). Past Deputy Head of Research at the Reserve Bank of Australia.

Richard Grellman
Age 52. FCA

Appointed to the Board in 2000. Chairman of the Board's Audit and Compliance Committee and member of its Nomination Committee. Director of AMP Life Limited.

Experience 32 years in the accounting profession. KPMG Financial Services partner from 1982 to 2000. Member of KPMG's National Board from 1995 to 1997 and National Executive from 1997 to 2000. Independent Financial Expert for AMP's demutualisation and Investigating Accountant for AMP's prospectus and listing.

Other directorships
Chairman of the Board and Council of the NSW Motor Accidents Authority. Chairman of Cryosite Limited.

Lord Killearn
Age 61. Resident of the UK.

Appointed to the Board in 1999. Chairman of the Board's Finance Committee and member of its Remuneration Committee. Chairman of Henderson Global Investors (Holdings) plc.

Experience 29 years' international financial services experience. Retired in 2002 as Managing Director, Corporate Finance from Cazenove, a leading investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and was primarily responsible for the Asia Pacific business.

Other directorships
Director of Albion Investment Company (Alderney) Limited, Maxis Communications Berhad and Shanghai Real Estate Limited.

Roger Yates
Managing Director Henderson Global Investors
Age 45. BA (Hons)

Appointed to the Board in December 2002 as Executive Director. Director of Henderson Global Investors (Holdings) plc and a number of its subsidiaries.

Experience 21 years' experience in the funds management industry as an investment professional and business manager. Henderson Global Investors Managing Director since 1999. Led the integration of Henderson and AMP Asset Management and has managed the rise of Henderson Global Investors to an international asset manager.

Prior to Henderson, was Chief Investment Officer of Invesco Global and has held senior roles for fund management companies, LGT and Morgan Grenfell.

COMMITTEE MEETINGS DIRECTORS AT 31 DECEMBER 2002[1]	BOARD AUDIT AND COMPLIANCE COMMITTEE A	B	BOARD FINANCE COMMITTEE A	B	BOARD GOVERNANCE COMMITTEE A	B	BOARD NOMINATION COMMITTEE A	B	BOARD REMUNERATION COMMITTEE A	B	AD HOC COMMITTEES[2] A	B
Stan Wallis	–	–	–	–	5	5	5	5	9	9	5	5
Peter Willcox[3]	–	–	–	–	–	–	–	–	–	–	–	–
Andrew Mohl[4]	–	–	1	1	1	1	–	–	–	–	–	–
Sir Malcolm Bates	–	–	–	–	5	5	5	5	9	9	–	–
Patricia Cross	–	–	12	12	–	–	–	–	9	9	–	–
Richard Grellman	10	10	–	–	–	–	5	5	–	–	–	–
Lord Killearn	–	–	12	12	–	–	–	–	9	9	–	–
Paul Mazoudier	10	10	–	–	5	5	–	–	–	–	–	–
Ian Renard	10	10	12	12	5	5	–	–	–	–	2	2
Roger Yates[5]	–	–	–	–	–	–	–	–	–	–	–	–

Notes:
1. Mr P J Batchelor who ceased to be a Director on 23 September 2002 attended meetings during 2002 as follows: 5 of 5 Full Agenda and 2 of 2 Special Purpose Board meetings, 10 of 10 Board Finance Committee meetings, 4 of 4 Board Governance Committee meetings, 5 of 5 Board Nomination Committee meetings and 5 of 5 ad hoc committee meetings.
2. Ad hoc committees of the Board were constituted during the year in relation to the financial results and the divestment of Cogent.
3. Mr Willcox was appointed to the Board on 9 September 2002.
4. Mr Mohl was appointed to the Board on 7 October 2002.
5. Mr Yates was appointed to the Board on 4 December 2002.

Retiring or retired Directors



Sir Malcolm Bates
Age 68. Hon DLitt, MSc, FCIS, FRAeS, CCMI
Resident of the UK.

Appointed to the Board in 1998. Chairman of the Board's Remuneration Committee and member of its Governance and Nomination Committees. Joined the Board of AMP (UK) plc in 1996 and appointed Chairman of AMP's key UK Financial Services operating subsidiaries that year.

Experience 30-year career as a senior executive and director of major international manufacturing and distribution organisations, preceded by five years in merchant banking. Former Deputy Managing Director of GEC plc, Great Britain's leading manufacturer of electrical and electronic equipment, from 1985 to 1997. Held Senior Commercial Director role from 1976 to 1985.

Other directorships
Chairman of Premier Farnell plc and London Transport.

Paul Mazoudier
Age 61. BA, LLB (Hons), FAICD

Appointed to the Board in 2000. Chairman of the Board's Governance Committee and member of its Audit and Compliance Committee. Director of AMP Life Limited.

Experience 35-year legal career. Commercial partner of Minter Ellison, Lawyers, from 1970 to 1974 and 1980 to 2000, specialising in negotiation, international and local joint ventures, mergers, acquisitions, foreign investment law, superannuation and demutualisations. Former NSW Chairman and member of Minter Ellison's National Executive Committee.

Other directorships
Chairman of Sims Group Limited, Bishop Technology Group Limited, Ambition Group Limited and Atlas Copco Australia Pty Limited. Director of HPAL Limited.

Ian Renard
Age 56. BA, LLM, FAICD

Appointed to the Board in 1998. Member of the Board's Audit and Compliance, Finance and Governance Committees. Director of AMP Bank Limited.

Experience 29 years in the legal profession. Former Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership, has been continuing in a consultant role with Allens Arthur Robinson.

Other directorships
Director of CSL Limited, Newcrest Mining Limited and Hurstmead Pastoral Company Pty Limited.

Patricia Cross
Age 43. BSc (Hons), FAICD, FAIM, FFTA

Appointed to the Board in 2000. Member of the Board's Finance and Remuneration Committees. Director of AMP Bank Limited. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience 20 years' international banking and finance experience. Held managerial and senior executive positions with several international financial institutions including Chase Manhattan Corporation, Banque Nationale de Paris and National Australia Bank in the United States, Europe and Australia.

Other directorships
Director of Wesfarmers Limited and ex officio Director Deloitte Touche Tohmatsu. Chair of Qantas Superannuation Limited.

Stan Wallis, AC
Chairman
Age 63. BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS

Member of the Board since 1990. Appointed Chairman in 2000. Chairman of the Board's Nomination Committee and member of its Governance and Remuneration Committees. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience 40-plus years' industrial and financial services experience. Former Managing Director (18 years) and Chairman (four years) of Amcor Limited. Previous Chairman of retailer Coles Myer Limited. Past President of the Business Council of Australia and former Chairman of the 1996/1997 Committee of Inquiry into the Australian Financial System.

Other directorships
Director of Australian Foundation Investment Company Limited.

Directors' report continued

Principal activities
AMP is a leading international financial services organisation focused on wealth management. Its principal activities include retirement savings and incomes, funds management, life insurance and general insurance distribution, financial planning and banking services. AMP operates in more than 20 countries around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. Except as described in this report there have been no significant changes in the nature of those activities during the year.

Review of operations and results
The result for 2002 was a net loss after tax attributable to shareholders of $896 million compared to a profit after tax of $690 million for 2001. A detailed analysis of shareholder profit is shown following this report. The most significant factor impacting this result – the writedown of $1,227 million in the value of AMP's businesses during the period to market value or recoverable amount, reflects the poor operating environment affecting UK and European life companies and the results of a strategic review across the Group. As a result, $1,028 million was written off from the excess of market value over net assets of controlled entities and historic cost goodwill, with the balance being reflected in a reduction in tangible assets.

The results for the year were impacted by investment markets, lower new business in the Australian and UK life insurance business and lower margins. This was partly offset against expense savings in the period. Assets under management were $256 billion at 31 December 2002, a fall of $36 billion from prior year reflecting the adverse market conditions and reduced cash flows from poor investor sentiment in this difficult market environment.

Investment income has been adversely affected by depressed global investment markets. A 24.5% fall in 2002 in the UK FTSE 100 (nearly a 43% fall since December 1999) and an 11.5% fall in 2002 in the Australian All Ordinaries have contributed to a decline in the investment income of the Group, with total investment losses (before tax) attributable to shareholders, policyholders and unattributed life funds of $7.8 billion for the year ended 31 December 2002 from losses of $1.6 billion in 2001.

Following the appointment of the new CEO and Senior Management Team, a strategic review of AMP's operations was undertaken, resulting in a focus on core businesses and a wind-down or closure of non-core activities. Restructuring costs of $344 million (after tax) have been recognised as part of the cost of implementing the strategic reform initiatives announced by the CEO. In addition, total staff numbers have fallen from 14,868 at 31 December 2001 to 11,403 at 31 December 2002.

Other significant restructuring activities included the sale of non core businesses:
- Cogent, the Group's investment administration business, resulting in a profit after tax of $204 million
- the Bank's credit card business to American Express, resulting in a profit after tax of $24 million
- Henderson's UK private client business, resulting in a profit after tax of $28 million.

During the year a controlled entity of the company issued 11,500,000 AMP Reset Preferred Securities ('RPS') at $100 each. Proceeds from the issue of RPS were used to reduce short term debt, and provide the AMP Group with a more efficient and stronger capital structure. Full details of the RPS are included in Note 21 Outside Equity Interests of the Financial Report.

Capital and reserves of the Group have decreased to $8,533 million from $9,520 million at 31 December 2001 as a result of the net operating loss and dividends paid, offset by an increase in contributed equity, mainly from the Dividend Reinvestment Plan.

Since 31 December 2002, global investment markets, particularly the UK FTSE 100, have weakened. If global markets weaken further, or remain at current levels, the Group's profitability will be adversely affected.

Political donations
AMP believes it is appropriate to make contributions to support the democratic process. Contributions to political parties are determined on a basis which recognises the relative representation of major political parties in Parliaments throughout Australia and New Zealand.

Contributions to major political parties made during 2002 were:

Federal Liberal Party of Australia	$50,000
Federal Australian Labor Party	$50,000
National Party of Australia	$25,000
Labour Party of New Zealand	NZ$10,000
National Party of New Zealand	NZ$10,000

Smaller contributions were also made during 2002 to Australian State political parties.

Significant changes in the state of affairs
In October 2002, the Group changed its strategic direction to concentrate on growing AMP's leading position in the Australian wealth management market, reducing AMP's capital commitment in the UK and building a global asset management business in partnership with AMP's wealth management businesses. This review resulted in a writedown of the value of AMP's businesses by $1,227 million as referred to above.

AMP's divestment of the Cogent business by way of a sale to BNP Paribas had no significant effect on the company's accounts other than the profit referred to above. Other divestments which also had only a minimal impact on the accounts were Henderson's private client business in the UK and the Bank's credit card business, which was sold to American Express.

The appointment of Andrew Mohl and the strategic review of AMP's businesses resulted in a number of senior executives departing the Group, and the appointment of a new Senior Management Team.

The Chairman-elect announced a restructure of the AMP Limited Board on 25 February 2003.

Likely developments
Details of likely developments in AMP's businesses are set out elsewhere in this report. In the opinion of the Directors, disclosure of further information about likely developments in AMP's businesses are commercially sensitive and would be likely to be detrimental and result in unreasonable prejudice to the company.

The environment
In the normal course of its business operations AMP is subject to a range of environmental regulations, of which there have been no material breaches during the year.

In 2002, AMP committed to its global environment policy, which was approved by the AMP Limited Board and overseen by the Board Governance Committee.

The policy covers both operational and investment-related environmental impacts and is available on www.ampgroup.com under 'About AMP'.

Operational impact
The implementation of the policy at an operational level is supported through employee education.

AMP is investigating environmental measurement systems, focusing initially on its Australian premises.

Investment management – Henderson Global Investors
Equities – As an active investor, Henderson believes that engagement with companies on environmental issues is an effective way to influence management practices to the benefit of its clients and the natural environment.

Henderson's equity investments are guided by its UK and Australian/New Zealand corporate governance policies, which include environmental considerations.

Property – AMP Henderson has continued to implement initiatives across the Australian property investment management business under its environmental management plan.

Its 2002 initiatives included water conservation, 'green power', environmental benchmarking, evaluation of a building rating system and energy conservation.

The focus for 2003 is to improve benchmarking and to implement at as many managed properties as possible the initiatives that were trialled during 2002.

Stanbroke Pastoral Company
Stanbroke remains committed to using scientifically-based land management strategies that will maintain soil, water and biodiversity value.

The 2000 land clearing moratorium on the development of previously uncleared vegetation on its properties is still in effect.

Environmental planning for all properties commenced in May 2002, with additional work underway to assess the company's greenhouse gas emissions. The results of these studies, which are anticipated to be complete during 2003, will guide Stanbroke's future land management plans.

Private capital
Reflecting the high risk/return nature of private capital investment, environmental assessment is undertaken on a case by case basis rather than according to a documented process. It is predominantly carried out as part of due diligence, with differing levels of emphasis depending on whether the investment is considered to have a high, medium or low environmental impact.

Events occurring after the reporting date
As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' and other officers' remuneration
Details of the emoluments paid to the Directors and the five highest paid executive officers of the Group and options granted are disclosed in Note 32 of the Financial Report.

The five highest paid executive officers of the Group during 2002 were executives who left the company during that year. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice. Those payments are disclosed in Note 32 of the Financial Report. The base salaries of the five highest paid current executive officers are also disclosed.

The amount to be paid to Mr Batchelor has not been finalised at the date of this report.

Options
Disclosure of information relating to the granting and exercise of options over unissued ordinary shares are shown in Note 31 of the Financial Report.

Following a review of AMP's long term incentive policies, AMP announced on 4 October 2002 that share options would not be granted as part of the remuneration of its executives and senior employees, and that a new long term incentive programme based around performance rights would be introduced.

Directors' interests
At 26 February 2003, the Directors hold the following beneficial interests in: AMP Limited Shares, Options over AMP Limited Shares, and Debentures and Registered Schemes made available by AMP Limited or its related entities.

	SHARES	OPTIONS	INCOME SECURITIES
S D M Wallis	26,000	–	–
P Willcox	12,000	–	500
A M Mohl	187,043	365,000	–
Sir Malcolm Bates	5,000	–	–
P A Cross	10,000	–	–
R J Grellman	7,500	–	–
Lord Killearn	13,840	–	–
P K Mazoudier	2,600	–	–
I A Renard	5,085	–	50
R P Yates	100,311	550,000	–

Directors' report continued

Indemnification and insurance of Directors and officers
Under its Constitution, the company has, to the extent permitted by law, agreed to indemnify all officers of AMP (including the Directors) for any liability, whether civil or criminal, (including the costs and expenses of defending actions for an actual or alleged liability) which they may incur in that capacity.

No indemnity is given to current or former employees of the AMP Group against liability incurred in their capacity as an employee unless the giving of the indemnity has been approved by the Board. During or since the end of the financial year, no such indemnities have been provided.

During or since the end of the financial year, the AMP Group has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act 2001. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

In addition, the company and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

- The Directors will have access to the books of AMP Limited for their period of office and for 7 years after they cease to hold office;
- AMP Limited indemnifies the Directors to the extent permitted by law;
- The indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies; and
- AMP Limited will maintain Directors' and Officers' insurance cover for the Directors to the extent permitted by the law for the period of their office and for 7 years after they cease to hold office.

Dividends
Details of the dividends paid and declared during the financial year are disclosed in Note 17 of the Financial Report.

Rounding
In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

Stan Wallis
Chairman

Peter Willcox
Chairman-elect

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 26 February 2003

Detailed analysis of shareholder profit

for the year ended 31 December 2002

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit.

ALL AMOUNTS AFTER INCOME TAX	2002 A$ MILLION	2001 A$ MILLION
Australian Financial Services	**334**	366
UK Financial Services	**211**	328
Henderson Global Investors	**192**	208
AMP Banking	**(7)**	(13)
Total business unit operating margins	**730**	889
Discontinuing businesses	**38**	148
Corporate office costs	**(79)**	(102)
Total operating margins	**689**	935
Underlying investment income[1]	**437**	506
Interest expense on corporate debt	**(230)**	(242)
Distribution on AMP Reset Preferred Securities	**(13)**	–
Underlying contribution	**883**	1,199
Investment income market adjustment[2]	**(388)**	(532)
Profit after income tax before other items	**495**	667
Transformation costs[3]	**(344)**	(8)
Asset sales	**234**	86
Valuation adjustments	**(1,227)**	–
Goodwill amortisation	**(54)**	(55)
Net profit after tax attributable to shareholders of AMP Limited	**(896)**	690

Notes:
1. The investment income on shareholder capital attributed to the Business Units and Corporate Office is normalised in order to bring greater clarity to the results and to eliminate the distorting impact of short term market volatility on the Group's underlying performance.
2. The investment income market adjustment is the difference between the normalised investment income and the actual investment income attributable to shareholders.
3. Transformation costs include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.

Corporate governance

How we do business

At AMP, our approach to governance starts with acknowledging our responsibilities to our stakeholders who include shareholders, customers, employees, community and the environment. We know that people are increasingly interested in not only our financial performance and product and service offerings, but also how we run our businesses, manage our employees and interact with the community and environment.

AMP is a wealth management company operating across a range of geographic locations and markets. We strive to ensure that our governance 'in action' is of the highest standard, consistent with our principles and values, while at the same time practical and transparent for local market conditions which vary with different legal, regulatory, investor and community expectations.

As an investment manager, Henderson Global Investors also plays a leadership role in setting new standards for corporate governance practice across a broad range of industries.

We are continually working to improve our governance policies and practices both at Board level and at the boards of our subsidiary companies, including regulated entities. While our values remain constant, we know we must adapt our business practices to ensure we meet our obligations as a responsible company in a changing world.

Role of the Board of Directors

The Board of Directors is responsible for the long-term direction and well-being of AMP and is accountable to shareholders for how the company performs. The Board's responsibilities include:

- providing strategic direction to the company and validating and approving the strategic plan;
- appointing the Managing Director and Chief Executive Officer and approving executive succession plans;
- monitoring the performance of the Managing Director and Chief Executive Officer and approving executive remuneration policies;
- reporting to shareholders and ensuring that all regulatory requirements are met;
- making decisions in relation to major acquisitions, divestments or withdrawal from major lines of business;
- overseeing internal controls and processes for identifying areas of significant business risk; and
- ensuring AMP's business is conducted ethically and transparently.

Board size and composition

The size and composition of the Board is determined by the Board, subject to the limits set out in AMP's Constitution which requires a minimum of three Directors and a maximum of 16 Directors. The Chairman of the Board is non-executive and independent of the role of Managing Director and Chief Executive Officer (CEO). The Board will continue to be made up of a significant majority of independent non-executive Directors.

Directors' independence

It is important that the Board is able to operate independently of executive management. Each of the non-executive Directors is considered by the Board to be independent of management. This means that they are free from any business, interest or other relationship which could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the company.

AMP also has independent Directors on the boards of significant regulated subsidiaries.

Appointment of new Directors

Nominations of new Directors, recommended by the Board Nomination Committee, are considered by the full Board. The Board Nomination Committee uses external consultants to access a wide base of potential Directors, considering their range of skills and experience required in light of:

- the current composition of the Board;
- the need for independence;
- the strategic direction and progress of AMP; and
- the geographic spread and diversity of AMP's businesses.

The Board assesses nominated Directors against a range of criteria including background, experience, professional skills, personal qualities and their capacity to commit themselves to the Board's activities. A Director appointed by the Board during the year will stand for election by shareholders at the next Annual General Meeting.

We believe that it is important that Directors' interests are aligned with those of shareholders. AMP's Constitution requires all Directors to hold at least 2,000 AMP shares.

Retirement and re-election of Directors

AMP's Constitution requires that one-third of the Directors must retire from office at each Annual General Meeting. Each Director (other than the Managing Director) must, in any event, retire from office at the third Annual General Meeting after they were last elected. In either case, the retiring Directors may offer themselves for re-election.

In February 2003, the Board agreed that the term of Directors will generally be no longer than nine years. Any non-executive Director remaining on the Board after nine years will be subject to annual re-election by shareholders.

Conflicts of interest

The Board has agreed policies and procedures in the event that actual or potential conflicts arise between the interests of a Director and those of AMP. Generally, this means that the Director will disclose their interest and, if appropriate, will not take part in any discussions or vote on that matter.

The Directors have the right to seek independent professional advice, at AMP's expense, to help them carry out their responsibilities.

Board Committees

The Board currently has five standing Board Committees. Each Committee's powers and responsibilities are set out in their individual terms of reference, as approved by the Board. Other Committees may be established from time to time to consider matters of particular importance. Committee members are chosen for the skills, experience and other qualities they bring to the

Committee. Three of the five standing Committees are composed of only independent non-executive Directors: the Board Audit and Compliance Committee, the Board Nomination Committee and the Board Remuneration Committee.

Each of the five standing Committees meets at least quarterly to consider and make recommendations on matters delegated to them by the Board. Committee Chairmen give verbal reports to the Board as soon as possible after each Committee meeting and Committee meeting minutes are received by the full Board.

Board Audit and Compliance Committee
The Board Audit and Compliance Committee assists the Board to discharge its corporate governance responsibilities, including: the business's relationship with, and the independence of, the external auditor; the reliability and appropriateness of the disclosure of the financial statements and external financial communications; and the maintenance of an effective business risk management framework including compliance and internal controls and monitoring of the internal audit function.
Chairman – Richard Grellman

Board Finance Committee
The Board Finance Committee sets policy for the company in relation to various finance and investment activities and oversees the implementation of that policy.
Chairman – Lord Killearn

Board Governance Committee
The Board Governance Committee considers corporate governance matters across AMP, including AMP's stakeholder responsibility policies, and governance issues referred by the Board and Chairman from time to time.
Chairman – Paul Mazoudier

Board Nomination Committee
The Board Nomination Committee supports and advises the Board on composition and succession planning for the Board and on the remuneration of the non-executive Directors. It is also responsible for the processes involved in reviewing the Board's performance, for new Directors' orientation and education and the ongoing development of all Directors.
Chairman – Peter Willcox

Board Remuneration Committee
The Board Remuneration Committee serves as an advisory Committee to the Board providing advice relating to the effectiveness, integrity and legal compliance of AMP's remuneration programmes (including share, option and performance right plans), protocols and practices. The Committee engages independent remuneration consultants where appropriate. Key responsibilities include annually reviewing and recommending to the Board the total remuneration package of the Managing Director and CEO.
Chairman – Sir Malcolm Bates

Auditor independence
Best practice in financial and audit governance is evolving rapidly and the independence of the external auditor is particularly important to shareholders and the Board. To ensure that AMP's practices are up to date, the Board has adopted a Charter of Audit Independence which is reviewed regularly in line with emerging practices domestically and internationally.

The key points covered by the Charter include:
- rotation of the senior audit partner every five years;
- annual confirmation by the auditor that it has satisfied all professional regulations relating to auditor independence;
- quarterly reporting to the Board Audit and Compliance Committee on the levels of audit and non-audit fees; and
- specific exclusion of the audit firm from work which may give rise to a conflict or a perceived conflict.

Compliance
We continually monitor and assess our compliance with laws, regulations and prudential requirements across all geographic locations. With the pace of legislative and regulatory change, we have dedicated compliance teams within each business area working to adapt our practices to meet these new requirements.

A new Risk and Regulatory Affairs role was recently established to coordinate compliance and risk management practices across our businesses, as well as oversee AMP's relationships with regulators.

The Board receives regular updates on compliance issues through the Board Audit and Compliance Committee.

Code of Conduct
AMP conducts its business with the highest standards of personal and corporate integrity. We have adopted a Code of Conduct outlining the standards of personal and corporate behaviour which Directors and employees observe.

Trading in securities
AMP's Employee Share Trading Policy requires that Directors and employees do not trade in AMP securities, or in other entities' securities, whilst in the possession of inside information.

Directors, executives and certain senior employees are only permitted to deal in AMP securities within specified 'trading windows'. The trading windows correspond to the 30-day period beginning on the second day after the release of AMP's half-year results and yearly results, its Annual General Meeting or the issue of an AMP prospectus offering securities. A further trading window is available in relation to employee applications under employee share ownership plans during the first 10 business days in December each year.

Communication with stakeholders
AMP is committed to increasing the transparency and quality of its communication so that we are regarded as outstanding corporate citizens. AMP's approach to communicating with shareholders and financial markets is set out in AMP's Market Disclosure Policy which is on AMP's website www.ampgroup.com

Information is communicated to shareholders through the distribution of the Annual Report, newsletters to shareholders following the release of the half-year and yearly results and whenever there are other significant developments to report. All significant information is posted on AMP's website www.ampgroup.com/shareholdercentre as soon as it is disclosed to the ASX.

Full Financial Report to members

for the year ended 31 December 2002

Contents of this report

Statements of financial performance

for the year ended 31 December 2002

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Revenues and expenses of policyholder, shareholder and unattributed life funds					
Premium and related revenue	3	**3,388**	4,454	**–**	–
Fee and other revenue	3	**1,473**	1,809	**15**	16
Investment gains (losses)	3	**(7,787)**	(1,605)	**578**	165
Claims and related expenses	4	**(6,409)**	(7,843)	**–**	–
Movement in life insurance policy liabilities		**12,440**	7,947	**–**	–
Operating expenses	4	**(4,708)**	(4,455)	**(16)**	(14)
Borrowing costs		**(821)**	(894)	**–**	–
Profit (loss) from ordinary activities before income tax		**(2,424)**	(587)	**577**	167
Income tax (expense) credit	5	**801**	397	**–**	(1)
Net profit (loss) from ordinary activities after income tax		**(1,623)**	(190)	**577**	166
Remove net profit or loss from ordinary activities after tax not attributable to shareholders					
Movement in unattributed life funds	20	**749**	940	**–**	–
Outside equity interests					
– AMP Reset Preferred Securities Trust		**(19)**	–	**–**	–
– other controlled entities		**(3)**	(60)	**–**	–
Net profit (loss) after tax attributable to shareholders of AMP Limited		**(896)**	690	**577**	166
Net exchange difference on translating self-sustaining foreign operations	19	**48**	211	**–**	–
Total changes in equity other than those resulting from transactions with owners as owners		**(848)**	901	**577**	166

	NOTE	2002 A$ CENTS PER SHARE	2001 A$ CENTS PER SHARE
Basic earnings per ordinary share	18	**(78.8)**	62.1
Diluted earnings per ordinary share	18	**(78.8)**	61.6
Proposed and paid dividends per share	17	**46.0**	51.0

Statements of financial position

as at 31 December 2002

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Assets					
Cash at bank and on deposit		**11,358**	8,485	**2**	16
Receivables	6	**5,823**	6,484	**10**	5
Equity securities	7(a)	**54,431**	71,772	**–**	–
Debt securities	7(b)	**64,549**	61,064	**730**	413
Property	7(c)	**16,009**	18,072	**–**	–
Other investments	7(d)	**1,887**	1,186	**–**	–
Operating assets	8	**221**	277	**–**	–
Deferred tax assets		**393**	367	**3**	2
Other assets	9	**530**	591	**–**	–
Intangible assets	10	**945**	866	**–**	–
Excess of market value over net assets of controlled entities	11	**1,825**	2,926	**–**	–
Investments in controlled entities	7(e), 26	**–**	–	**9,071**	9,001
Total assets		**157,971**	172,090	**9,816**	9,437
Liabilities					
Payables	12	**4,421**	4,364	**1**	3
Current tax liabilities		**264**	166	**1**	1
Unearned premiums		**76**	108	**–**	–
Outstanding claims	23(b)	**3,129**	3,772	**–**	–
Provisions	13	**2,321**	2,572	**243**	300
Deferred tax liabilities		**711**	1,666	**–**	–
Borrowings	14	**10,329**	10,668	**–**	–
Life insurance policy liabilities	22(d)	**116,245**	128,913	**–**	–
Subordinated debt	15	**2,552**	2,544	**–**	–
Total liabilities		**140,048**	154,773	**245**	304
Net assets		**17,923**	17,317	**9,571**	9,133
Equity attributable to shareholders					
Contributed equity	16	**5,001**	4,613	**5,001**	4,613
Capital reserve	19	**510**	510	**510**	510
Foreign currency translation reserve	19	**361**	313	**–**	–
Shareholders' retained profits	19	**2,661**	4,084	**4,060**	4,010
Total equity attributable to shareholders		**8,533**	9,520	**9,571**	9,133
Other equity					
Unattributed life funds	20	**5,494**	6,232	**–**	–
Outside equity interests – AMP Reset Preferred Securities Trust	21(a)	**1,141**	–	**–**	–
– other controlled entities	21(b)	**2,755**	1,565	**–**	–
Total other equity		**9,390**	7,797	**–**	–
Total equity		**17,923**	17,317	**9,571**	9,133

Statements of cash flows

for the year ended 31 December 2002

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Cash flows from operating activities	24(a)				
Cash receipts in the course of operations		**17,644**	21,521	**11**	19
Interest and other items of a similar nature received		**3,248**	4,065	**1**	1
Dividends received		**1,300**	1,505	**576**	163
Cash payments in the course of operations		**(23,038)**	(26,587)	**(17)**	(13)
Borrowing costs		**(766)**	(807)	**–**	–
Income tax paid		**(38)**	(641)	**–**	–
		(1,650)	(944)	**571**	170
Cash flows from shareholder and policyholder investing activities					
Proceeds from sale of properties		**2,781**	3,824	**–**	–
Proceeds from sale of equities		**28,213**	18,453	**–**	–
Proceeds from sale of units in unit trusts		**3,319**	4,453	**–**	–
Proceeds from sale of interest-bearing securities		**86,442**	116,095	**–**	–
Proceeds from repayment of loans		**3,984**	4,725	**–**	137
Proceeds from sale of other investments		**1,441**	2,863	**–**	–
Payments to acquire properties		**(784)**	(2,504)	**–**	–
Payments to acquire equities		**(22,048)**	(16,915)	**–**	–
Payments to acquire units in unit trusts[1]		**(6,601)**	(6,655)	**–**	–
Payments to acquire interest-bearing securities		**(86,128)**	(110,980)	**–**	–
Loans granted		**(4,575)**	(4,886)	**(317)**	–
Payments to acquire other investments		**(1,715)**	(2,804)	**–**	–
		4,329	5,669	**(317)**	137
Cash flows from operating activities and shareholder and policyholder investing activities		**2,679**	4,725	**254**	307
Cash flows from corporate investing activities					
Capital contributions to controlled entities		**–**	–	**(70)**	(155)
Proceeds from sale of controlled entities – Cogent (2001: sale of Australasian General Insurance business) (net of cash disposed)	24(e)	**261**	1,021	**–**	–
Proceeds from sale of other controlled and associated entities (net of cash disposed)		**316**	250	**–**	–
Payments to acquire controlled entities – 2001: Towry Law (net of cash acquired)	24(d)	**–**	(209)	**–**	–
Payments to acquire other controlled and associated entities (net of cash acquired)		**(294)**	(156)	**–**	–
Cash flows from (used in) corporate investing activities		**283**	906	**(70)**	(155)
Cash flows from financing activities					
Proceeds from borrowings		**3,262**	6,434	**–**	–
Proceeds from the issue of shares (net of buy back)		**7**	243	**7**	243
Proceeds from the issue of AMP Reset Preferred Securities		**1,122**	–	**–**	–
Repayment of borrowings		**(3,536)**	(7,686)	**–**	–
Dividends paid		**(205)**	(381)	**(205)**	(381)
Cash flows from (used in) financing activities		**650**	(1,390)	**(198)**	(138)
Net increase (decrease) in cash		**3,612**	4,241	**(14)**	14
Balance at the beginning of the year		**9,315**	4,732	**16**	2
Effect of exchange rate changes on cash balances		**142**	342	**–**	–
Balance at the end of the year	24(b)	**13,069**	9,315	**2**	16

Note:
1. Includes payments to acquire units which result in AMP holding a controlling interest in unit trusts. The majority of the underlying assets of those trusts comprise investment assets. The amounts are net of cash acquired.

Notes to the financial statements

for the year ended 31 December 2002

1. Summary of significant accounting policies

The consolidated Financial Report of the economic entity comprises AMP Limited (the parent entity) and all entities which AMP Limited controlled from time to time during the year and at balance date (the Group).

(a) Basis of accounting
The Financial Report is a general purpose Financial Report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Australian Accounting Standards and other mandatory professional reporting requirements in Australia (Urgent Issues Group Consensus Views).

The Group is predominantly a financial services operation conducted through life insurers and financial institutions. The assets, liabilities, revenues and expenses of the Group's life insurance operations are measured on the basis of net market value and net present value. The assets and liabilities integral to the general insurance activities are measured on the basis of net market value and net present value. All remaining activities within the Group are accounted for in accordance with the historical cost convention.

(b) Comparative information
Where necessary, comparative information has been reclassified to enhance comparability with current period disclosures.

(c) Changes in accounting policies
Accounting policies in this Financial Report are consistent with those of the previous year except where noted.

Disclosures and presentation changes have been adopted throughout the Financial Report. The changes do not affect the calculation of net profit (loss) nor statement of financial position carrying amounts.

(d) Principles of consolidation
Controlled entities acquired are accounted for using the purchase method of accounting. Information from the Financial Reports of controlled entities is included from the date the parent entity obtains control until such time as control ceases. Where there is a loss of control of a controlled entity, the consolidated Financial Report includes the results for the part of the reporting period during which the parent company had control.

This Financial Report consolidates the financial information of controlled entities prepared for the same reporting period as the parent entity using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The life insurance operations of controlled entities are conducted within separate life insurance funds containing both policyholder and shareholder interests. The activities of these funds are reported in aggregate with all other shareholder interests in the Group's statement of financial performance, statement of financial position and statement of cash flows.

All intercompany balances and transactions including unrealised profits arising from intra-group transactions, have been eliminated in full.

(e) Cash at bank and on deposit
For the purposes of the statements of cash flows, cash comprises cash on hand which is available on demand, deposits held at call with banks usually available within 24 hours and other tradeable investments not subject to significant risk of change in value with short periods to maturity, net of outstanding bank overdrafts and deposits in.

For the purposes of the statements of financial position, cash comprises cash on hand which is available on demand and deposits held at call with banks usually available within 24 hours.

Cash on hand, deposits at call and bank overdrafts are carried at their principal amount. Interest revenue on deposits and interest expense on bank overdrafts are recorded as revenues and expenses as they accrue.

(f) Receivables
Receivables are carried at nominal amounts due less any provisions for impairment, except in relation to reinsurance claims which are discounted to present value consistent with discounting of outstanding claims.

Financing receivables integral to the life and general insurance activities of the Group are reported at market value. The resulting unrealised gains and losses are recognised in the statement of financial performance.

(g) Investments
Investments held by non-life insurance entities and investments within the general insurance entities which are not integral to the general insurance activities are held at the lower of cost and recoverable amount except for marketable securities held for resale which are recorded at net market value. Investments by AMP Limited in controlled entities are recorded at the lower of cost or recoverable amount.

Investments held by life insurance entities and those integral to general insurance activities have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, various methods determined by internal and external valuers are adopted by the Directors. In those cases, the values adopted are considered equivalent to net market value. Details of particular methods adopted are as follows:

Equity securities

(i) Ordinary and preference shares, equity options (included in equities) and investments in unit trusts that are not controlled entities are recorded at net market value. Where no quoted market value exists, a Directors' valuation with reference to various recognised valuation methods including net tangible assets, cash flows and earnings multiples is used;

1. Summary of significant accounting policies continued

(ii) Investments in controlled entities of life insurance operations that do not have quoted market values are recorded at Directors' valuations. For the majority of controlled entities this valuation has been determined by reference to the net tangible assets, the anticipated discounted cash flows or a multiple of earnings of the controlled entity. Also refer to Note 1(k) Excess of market value over net assets of controlled entities;

(iii) Investments in associated entities are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the net market value of each associated entity using the basis described in (i) above; and

(iv) Investments in partnerships and joint ventures are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each partnership or joint venture at balance date based on their anticipated discounted cash flow or net tangible assets, as applicable.

Debt securities

(i) Interest-bearing securities listed on stock exchanges are shown at quoted prices at balance date. Unlisted interest-bearing securities are valued using interest rate yields obtainable on comparable listed investments; and

(ii) Loans are recorded at market value based on discounting the estimated recoverable amount using prevailing interest rates.

Property

(i) Freehold and leasehold properties, including owner-occupied properties, are recorded at current net market values. For properties held in respect of investment-linked business, a Directors' valuation is determined annually, or more frequently as required, with reference to qualified independent valuations. For properties held in respect of other classes of life insurance business, a Directors' valuation is determined annually with reference to qualified internal valuers, with values of selected major properties certified by qualified independent valuers.

Investment synthetics and derivatives including financial futures and forward exchange contracts, interest rate swaps, exchange traded and other options, and forward rate agreements are recorded at net market value and included in the investment asset category being hedged.

(h) Operating assets

Operating assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over a period of three to 10 years. The written down value approximates net market value in the life insurance operations.

(i) Other assets

Deferred acquisition costs – general insurance

A portion of acquisition costs relating to unearned premium revenue is deferred in recognition that it relates to a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

Capitalisation of costs

Costs are capitalised and carried forward only where the costs relate to the creation of an asset with expected future economic benefits which is capable of reliable measurement. Otherwise all costs are recognised as expenses in the period they are incurred.

Capitalised costs are amortised over the estimated useful life of the asset being a period not exceeding five years, commencing at the time the asset is first put into use or held ready for use (whichever is the earlier).

(j) Intangibles

Where controlled entities of non-life insurance entities are consolidated, the excess of purchase price over the fair value of identifiable net assets of controlled entities is goodwill and is amortised on a straight line basis over the period during which benefits are expected to be received not exceeding 20 years. All purchased goodwill is currently being amortised over a period not greater than 20 years.

(k) Excess of market value over net assets of controlled entities

Interests in controlled entities held by life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at net market value.

Where a life insurer consolidates a controlled entity, any differences between the net assets of the controlled entity and the market value of the controlled entity as recorded in the life insurer's financial statements is shown as 'Excess of market value over net assets of controlled entities'. This excess represents future benefits expected to be derived from the business which are not reflected in the book values of the underlying assets and liabilities of the entity.

Changes in the amount of this excess are included in consolidated investment revenue. The excess is not required to be amortised in the financial statements. Further details are provided in Note 11.

(l) Taxes

The new Business Tax System (Consolidation and Other Measures) No.2 Bill 2002 was passed on 21 October 2002. AMP Limited has not yet elected to enter tax consolidation for 2002. In future years, as a result of this legislation, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax group. Tax balances for the consolidated tax group will be recorded in the financial statements of AMP Limited. To the extent that a subsidiary has deferred tax balances arising from timing differences that are expected to reverse before the implementation of tax consolidation, there will be no effect. Where deferred tax assets relating to timing differences are expected to reverse after the implementation of tax consolidation, AMP Limited has the intention to compensate the subsidiary for any net deferred tax assets or charge the subsidiary for any net deferred tax liabilities that remain as at the implementation date on a dollar for dollar basis.

Notes to the financial statements continued
for the year ended 31 December 2002

1. Summary of significant accounting policies continued

Income tax expense
Income tax expense applicable to life insurance businesses within the Group reflects tax imposed on shareholders as well as policyholders and unattributed life funds.

Accounting Standard AASB 1038: 'Life Insurance Business' requires income tax expense applicable to shareholders as well as all other interests to be reflected in the statement of financial performance for the Group.

Income tax expense on all other businesses within the Group is based on the applicable local tax rates and is calculated after adjusting for permanent differences between taxable and accounting income.

Deferred tax balances
The Group has adopted the liability method of tax effect accounting. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, are deferred and carried forward in the statement of financial position as a deferred tax asset or a deferred tax liability. These amounts are offset where the associated tax payable and the realisable benefit are expected to occur in the same period.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain.

Deferred tax assets and deferred tax liabilities within the life insurance entities have been discounted to present value using reasonable assumptions as to future levels of interest rates, average periods for which each asset category of investments will be held, the tax rate applicable to the respective classes of business and the tax regime in each country of operation. Deferred tax assets and deferred tax liabilities within non-life insurance entities are not discounted.

Goods and services tax
The Group operates across a number of tax jurisdictions and offers products and services which may be subject to various forms of goods and services tax imposed by local tax authorities.

All revenues, expenses and assets are recognised net of any goods and services tax (GST) paid, except where they relate to products and services which are input taxed for GST purposes or the GST incurred is not recoverable from the relevant tax authorities. In such circumstances the GST paid is recognised as part of the cost of acquisition of the assets or as part of the particular expense.

Receivables and payables are stated with the amount of GST included. The net amounts of GST recoverable from or payable to the tax authorities are included as a receivable or payable in the statement of financial position.

Cash flows are reported on a gross basis reflecting any GST paid or collected. The GST component of cash flows arising from investing or financing activities which are recoverable from, or payable to local tax authorities are classified as operating cash flows.

(m) Payables
Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity.

(n) Unearned premiums
Unearned premiums represent premium revenue attributable to future accounting periods.

In respect of life insurance operations, unearned premiums represent those premiums due after, but received before the end of the financial period.

For direct general insurance and inwards reinsurance classes of business, unearned premiums are determined by apportioning the premiums written in the financial period commensurate with the risk profile of the premiums.

(o) Outstanding claims
General insurance
The liability for outstanding claims at balance date comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims.

The liability includes an allowance for inflation and superimposed inflation and is measured as the present value of the expected future cost of settling claims. The present value is calculated by discounting the liability using risk adjusted market rates of return on investments.

Outstanding claims are determined by internal or independent actuaries on a best estimate basis in accordance with Actuarial Standards.

A prudential margin is added to the claims to increase the probability that the liability is adequately provided. The level of prudential margin has been set having regard to the volatility and predictability of the claims portfolio.

(p) Provisions
Employee entitlements
Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. These benefits include salaries and wages, annual leave and long service leave.

Liabilities arising in respect of salaries and wages, annual leave and any other employee entitlements expected to be settled within 12 months of the reporting date, are measured at their nominal amounts. All other employee entitlements are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

1. Summary of significant accounting policies continued

Any contributions made to the Group's defined benefits superannuation plans by entities within the Group are recorded as expenses when due.

Employee share and option plans
There is no employee entitlement expense recognised on issue or exercise of shares, performance rights or options issued to employees as remuneration for services. An indicative fair value is disclosed in Note 31(c). Any consideration received on issue or exercise of these instruments is recorded as contributed equity.

Pensions, transfers and opt-outs
In common with other life insurance entities in the UK which have written pensions, transfer and opt-out business, the Group's UK operations have provisions for the review and possible redress relating to personal pension policies. These provisions are calculated using data derived from both a detailed file review of specific cases and from a statistical review of other outstanding cases.

As the provisions are part of policyholder funds, the shareholder portion (generally 10%) is determined in accordance with the profit sharing arrangements of each fund, the exception being Pearl Assurance Unit Linked Pensions, London Life Limited and Towry Law where any change in the provision is fully attributable to the shareholders.

(q) Borrowings and subordinated debt
Bank loans and deposits are measured at the principal amount. Bonds, notes and subordinated debt, including subordinated bonds and income securities, are recognised at issue date and are reported at historical cost, being their face value, or discounted value.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(r) Contributed equity
Ordinary share capital is recognised at the fair value of consideration received by the company.

(s) Foreign currency translation reserve
All overseas operations are deemed self-sustaining as each is financially and operationally independent of the parent entity. The accounts of overseas operations are translated using the current rate method and any resulting exchange differences for overseas operations:

(i) Controlled other than by life insurance companies are taken directly to the foreign currency translation reserve; and

(ii) Controlled by life insurance companies are included in investment gains (losses) consistent with market value accounting.

Upon disposal or part disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed, is transferred to retained profits.

(t) Outside equity interests – AMP Reset Preferred Securities Trust
The consideration received from the issue of AMP Reset Preferred Securities by AMP Reset Preferred Securities Trust, a controlled entity of AMP Limited, is recognised net of issue costs. A description of the AMP Reset Preferred Securities is provided in Note 21.

(u) Premium and related revenue
Life insurance
Premiums are separated into their revenue and deposit components. Premium amounts earned by providing services and bearing risks are treated as revenue. Other premium amounts received which are in the nature of deposits, are recognised as an increase in policy liabilities.

Premiums with no due date or fixed amount are recognised on a cash received basis. Premiums with a regular due date are recognised on an accruals basis. Unpaid premiums are only recognised during the days of grace or where secured by the surrender value of the policy and are reported as outstanding premiums and classified as receivables in the statement of financial position.

General insurance
General insurance and inwards reinsurance premium revenue comprise amounts charged to the policyholder or other insurers, including fire service levies but excluding stamp duties and GST collected on behalf of third parties.

The earned portion of premiums received and receivable, including unclosed business, is recognised as revenue from ordinary activities.

(v) Investment gains (losses)
Dividend and interest income is brought to account on an accruals basis when the Group obtains control of the right to receive the interest income or dividend revenue.

Net realised and unrealised gains (losses) represent changes in the measurement of net market values in respect of all investments recognised at net market value, as described in the investments Note 1(g) above.

(w) Fee income
Management and performance fee income is recognised when the right to receive fees has been established. Management and performance fees are calculated in accordance with the investment management agreements with clients. Performance fees are recognised on an estimated basis supported by the latest performance criteria available.

Loan fees received represent cost recovery or charges for services and are recognised as income on an accruals basis.

Notes to the financial statements continued
for the year ended 31 December 2002

1. Summary of significant accounting policies continued

(x) Claims expense

Life insurance
Claims are separated into their expense and withdrawal components. Claims which relate to the provision of services and bearing of risk are treated as expenses. Other claim amounts, which are in the nature of withdrawals, are recognised as a decrease in policy liabilities.

Claims are recognised when the liability to the policyholder under the policy contract has been established or upon notification of the insured event depending on the type of claim. Claims on non-investment linked business are recognised when the insured event occurs or is notified depending on the nature of the claim.

General insurance
Claims expense is recognised as claims are paid or as movements in outstanding claims occur.

(y) Outward reinsurance premiums expense and claims recoveries

Premiums ceded to reinsurers for both life insurance and general insurance businesses are fully recognised as an expense over the period of cover. Outward reinsurance premiums expense is classified as claims expense in the statement of financial performance.

Reinsurance and other recoveries receivable on paid claims and outstanding claims are fully recognised as revenue when claims are paid or the outstanding claim is raised. Outward reinsurance recoveries are classified as revenue in the statement of financial performance.

(z) Operating expenses

Basis of apportionment of operating expenses
Life insurance expenses are apportioned between acquisition and maintenance costs. Expenses which are directly attributable to an individual policy or product are allocated directly to a particular expense category, fund, class of business or product line as appropriate. Where expenses are not directly attributable, they are apportioned based on detailed expense analysis having regard to the objective in incurring that expense and the outcome achieved. The apportionment has been made in accordance with Actuarial Standard 1.03: Valuation of Policy Liabilities (Valuation Standard), issued by the Life Insurance Actuarial Standards Board.

Investment management expenses of life insurance operations along with all other shareholder expenses relating to the Group's non-life insurance operations are classified as other operating expenses.

Expenses of controlled entities of life funds represent the business costs of policyholder investments which are consolidated into the results for the Group and do not directly impact shareholder profitability.

(aa) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are charged as an expense as they accrue.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(bb) Allocation of life insurance operating profit under Margin on Services (MoS)

For the Australian and New Zealand life insurance business, operating profit, determined by applying the principles of MoS as prescribed in the Life Insurance Act 1995 (Life Act), is allocated between shareholders and participating policyholders. Profit, once allocated to participating policyholders, can only be distributed to policyholders, unless approved otherwise by the regulators.

Profit allocated to Australian and New Zealand policyholders is shown as part of expenses, being an increase in liabilities. Bonus distributions to those policyholders are merely a change in the nature of the liability from unvested to vested.

For UK life insurance operations, the profit arising in the with-profits funds is also determined on the basis of the Australian requirements. The allocation of profit between shareholders and policyholders is made solely for the purpose of producing the consolidated accounts of AMP. Distributions from UK with-profits funds are governed by UK statutory requirements which are not based on Life Act principles. For this reason the AMP consolidated statement of financial performance and statement of financial position do not ascribe non-shareholder profit and equity in UK life funds specifically to policyholders. However, for the purposes of the description of principles of allocation in the following paragraphs, the term 'policyholders' includes equity interest in UK life funds not explicitly attributable to shareholders.

The bonuses distributed to UK with-profits policyholders are shown as part of expenses. The distribution is supported from the unattributed life funds, the movement in which is therefore shown below the net profit (loss) line as a movement in other equity interests. The net result is that the remaining profit is solely that which is attributable to shareholders, as per the allocation below.

The principles of allocation of the life insurance profit determined under MoS are as follows:

(i) Investment income (net of tax and investment expenses) on retained earnings in respect of AMP Life's participating business and Pearl Assurance's and London Life's with-profits business is allocated between policyholders and shareholders in proportion to the balances of policyholders' and shareholders' retained earnings. In AMP Life these proportions are 80:20. In Pearl Assurance and London Life, these proportions are approximately 90:10;

1. Summary of significant accounting policies continued

(ii) Other MoS profits arising from AMP Life's participating business (excluding the additional tax attributable to shareholders in respect of Australian superannuation business) are allocated 80% to policyholders and 20% to shareholders, except for Preservation Superannuation Account (RSA and ERF) business where for 2002 they are allocated 88% to policyholders and 12% to shareholders;

(iii) The additional 15% tax levied on taxable income to shareholders in respect of Australian superannuation business is allocated to shareholders only;

(iv) For Pearl Assurance's and London Life's with-profits business the assumed allocation to shareholders is one ninth the cost of best estimate bonuses, measured on the same basis as is used to value liabilities for the purpose of the companies' UK regulatory returns. Other MoS profits are allocated such that the proportion of shareholders' retained earnings in the with-profits funds does not move significantly from 10% over time;

(v) All profits arising from non-participating (without-profits) business, including net investment returns on shareholder capital and retained earnings in life funds (excluding retained earnings dealt with in (i) above) are allocated to shareholders;

(vi) All the profits arising from the life insurance funds of NP Life accrue to the policyholders of that fund. Conversely, all the profits arising from the life insurance funds of NPI Limited accrue to the shareholders, with the exception of the investment component of profits on unitised with-profits business which accrue fully to policyholders (net of investment expenses and cost of capital).

(cc) Foreign currency translations
Transactions denominated in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts outstanding at the balance date denominated in foreign currencies have been converted to local currency using the appropriate rate of exchange ruling at balance date.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or restatement of balances denominated in foreign currencies are brought to account in determining the net profit (loss) for the period. Transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

Exchange gains and losses on transactions hedging investments in foreign operations:

(i) Controlled other than by life insurance companies are taken to the foreign currency translation reserve on consolidation; and

(ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses).

Exchange gains and losses on hedging transactions intended to hedge specific future revenue or expense items in foreign operations:

(i) Controlled other than by life insurance companies are deferred and included in the measurement of those items; and

(ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses).

(dd) Derivative financial instruments
The Group is exposed to changes in interest rates and foreign exchange rates from its activities. The Group uses derivative financial instruments such as: interest rate swaps, forward rate agreements, futures, options and forward foreign exchange contracts. Derivative financial instruments are held for risk management purposes and not for the purpose of speculation. The Group does not hold a derivative trading portfolio.

To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge at its inception and be effective in reducing the market risk of an existing asset, liability, firm commitment or anticipated transaction. A hedge is considered to be effective where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated. Effectiveness of the hedge is evaluated on an initial and on going basis by comparing the correlation of the change in market or fair value of the hedge with the changes in the value of the hedged item.

Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

For other than life insurance companies, costs arising at the time of entering into hedge transactions are brought to account in the statement of financial performance over the lives of the hedge contracts. For life insurance companies, costs arising at the time of entering into hedge transactions are recognised in the statement of financial performance in the period in which the costs are incurred.

If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred and amortised to the statement of financial performance over the remaining period originally covered by the terminated contract.

(ee) Loan securitisation
The Group's banking operation, through its loan securitisation programme, sells mortgage loans to securitisation vehicles that in turn issue asset backed securities to investors. In such transactions, AMP receives fees for various services provided to the programme on an arm's length basis, including servicing fees and management fees. These fees are recognised over the period in which the services are provided. The Group also provides arm's length interest rate swaps and loan facilities to the programme in accordance with the APRA Prudential Guidelines.

Notes to the financial statements continued
for the year ended 31 December 2002

2. Segment information – 2002

	AUSTRALIAN FINANCIAL SERVICES 2002 A$ MILLION	UK FINANCIAL SERVICES 2002 A$ MILLION	HENDERSON GLOBAL INVESTORS 2002 A$ MILLION	AMP BANKING 2002 A$ MILLION	GENERAL INSURANCE 2002 A$ MILLION	OTHER 2002 A$ MILLION	ELIMINATIONS 2002 A$ MILLION	TOTAL 2002 A$ MILLION
Business segments								
External revenue	(236)	(4,802)	822	591	443	256	–	(2,926)
Inter-segment revenue	128	42	291	1	21	–	(483)	–
Total revenue from ordinary activities[1,2]	(108)	(4,760)	1,113	592	464	256	(483)	(2,926)
Profit (loss) from ordinary activities before income tax	25	(2,064)	308	(40)	(18)	(589)	(46)	(2,424)
Income tax (expense) credit	212	596	(97)	9	1	80	–	801
Net profit (loss) from ordinary activities after income tax	237	(1,468)	211	(31)	(17)	(509)	(46)	(1,623)
Other equity interests	(8)	754	–	–	–	(19)	–	727
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	229	(714)	211	(31)	(17)	(528)	(46)	(896)
Total assets	54,589	88,612	2,377	7,836	3,945	1,946	(1,334)	157,971
Total liabilities	48,719	75,142	645	7,771	2,929	6,629	(1,787)	140,048
Depreciation	27	40	3	–	–	17	–	87
Amortisation	–	9	7	–	–	38	–	54
Other non cash expenses[3]	(3,037)	(9,398)	1	11	11	(1)	–	(12,413)
Assets acquired during the year	31	23	2	4	–	11	–	71

	AUSTRALASIA 2002 A$ MILLION	UNITED KINGDOM 2002 A$ MILLION	OTHER 2002 A$ MILLION	ELIMINATIONS 2002 A$ MILLION	TOTAL 2002 A$ MILLION
Geographic segments					
Revenue from external sales	1,130	(4,024)	(32)	–	(2,926)
Total assets	69,686	91,414	4,238	(7,367)	157,971
Assets acquired during the year	37	23	11	–	71

Notes:
1. Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.
2. Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.
3. The main item included as other non-cash expenses is movement in policy liabilities which in 2002 is a reduction of liabilities of $12,440 million.

2. Segment information continued – **2001**

	AUSTRALIAN FINANCIAL SERVICES 2001 A$ MILLION	UK FINANCIAL SERVICES 2001 A$ MILLION	HENDERSON GLOBAL INVESTORS 2001 A$ MILLION	AMP BANKING 2001 A$ MILLION	GENERAL INSURANCE 2001 A$ MILLION	OTHER 2001 A$ MILLION	ELIMINATIONS 2001 A$ MILLION	TOTAL 2001 A$ MILLION
Business segments								
External revenue	3,554	(2,440)	842	532	1,731	439	–	4,658
Inter-segment revenue	191	45	266	5	12	–	(519)	–
Total revenue from ordinary activities[1,2]	3,745	(2,395)	1,108	537	1,743	439	(519)	4,658
Profit (loss) from ordinary activities before income tax	561	(1,048)	314	(30)	173	(476)	(81)	(587)
Income tax (expense) credit	7	371	(91)	17	(9)	102	–	397
Net profit (loss) from ordinary activities after income tax	568	(677)	223	(13)	164	(374)	(81)	(190)
Other equity interests	(62)	942	–	–	–	–	–	880
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	506	265	223	(13)	164	(374)	(81)	690
Total assets	57,477	99,133	2,625	7,392	4,798	2,171	(1,506)	172,090
Total liabilities	52,071	86,826	670	7,384	3,865	6,731	(2,774)	154,773
Depreciation	12	46	3	2	1	7	–	71
Amortisation	–	10	7	–	–	38	–	55
Other non cash expenses[3]	280	(8,228)	–	12	17	–	–	(7,919)
Assets acquired during the year	84	145	2	4	–	10	–	245

	AUSTRALASIA 2001 A$ MILLION	UNITED KINGDOM 2001 A$ MILLION	OTHER 2001 A$ MILLION	ELIMINATIONS 2001 A$ MILLION	TOTAL 2001 A$ MILLION
Geographic segments					
Revenue from external sales	5,651	(1,433)	440	–	4,658
Total assets	73,045	102,015	3,662	(6,632)	172,090
Assets acquired during the year	97	146	2	–	245

Notes:
1. Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.
2. Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.
3. The main item included as other non-cash expenses is movement in policy liabilities which is an overall reduction of liabilities of $7,947 million, mainly in UK Financial Services.

Business and geographic segment information

Australian Financial Services (AFS) – Australian Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.

UK Financial Services (UKFS) – UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.

Henderson Global Investors (HGI) – Henderson Global Investors provides investment management services including private capital and property portfolios and socially responsible investments.

AMP Banking – AMP Banking provides mortgage and savings products and credit card services in Australia, New Zealand and the UK and property finance services in Australia and New Zealand. *The credit card portfolio was sold on 23 December 2002 and* a structured sale process is currently underway for AMP Banking's property finance business in Australia and New Zealand and the UK and New Zealand mortgage businesses.

General Insurance – comprises corporate insurance operations, mortgage insurance operations and reinsurance operations. In 2001 the amount includes the general insurance business which was sold in July 2001.

Other – includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments, as well as non core businesses previously reported as part of AMP International, but which are no longer reportable segments. In 2002, other includes proceeds *from the sale of Cogent of $366 million (net of sale costs).*

Notes to the financial statements continued
for the year ended 31 December 2002

3. Revenues from ordinary activities

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Premium and related revenue					
Life insurance premium and related revenue received and receivable	22(a)	**16,260**	16,694	–	–
Less: deposits recognised as an increase in life insurance policy liabilities		**(13,379)**	(13,649)	–	–
Life insurance premium and related revenue – recognised as revenue		**2,881**	3,045	–	–
General insurance premium and related revenue received and receivable[1]	23(a)	**507**	1,409	–	–
Total premium and related revenue[1]		**3,388**	4,454	–	–
(b) Fee and other revenue					
Banking business fees		**40**	20	–	–
Investment management fees		**740**	720	–	–
Service fees		**151**	420	**15**	15
Financial advisory fees		**44**	39	–	–
Other revenue[2]		**498**	610	–	1
Total fee and other revenue		**1,473**	1,809	**15**	16
(c) Investment gains (losses)					
Interest					
– Wholly owned group – controlled entities		–	–	**2**	–
– Other related parties – associated entities		**17**	29	–	–
– Other entities		**3,785**	4,026	–	2
Dividends and distributions					
– Wholly owned group – controlled entities		–	–	**570**	161
– Other related parties – associated entities		**186**	158	–	–
– Other entities		**1,859**	1,889	–	–
Net rents		**903**	895	–	–
Net realised and unrealised gains (losses)[3]		**(14,952)**	(8,773)	–	–
Other investment income		**415**	171	**6**	2
Total investment gains (losses)		**(7,787)**	(1,605)	**578**	165

Notes:
1. In 2001, an amount of $299 million has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
2. Other revenue includes the operating revenue of investment controlled entities providing various non financial services such as mining, farming and retailing.
3. Net realised and unrealised gains (losses) includes:
   2002: (i) $1,040 million writedown of the carrying value of investments to market value (total $1,227 million including $121 million writedown of goodwill to recoverable amount and $66 million of operating expenses); and
   (ii) $366 million proceeds (net of sale costs) from the sale of Cogent. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is $204 million.
   2001: (i) $1,362 million proceeds (net of sale costs) from the sale of the General Insurance business. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is Nil.

4. Expenses from ordinary activities

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Claims expense					
Life insurance claims paid and payable	22(b)	**(20,259)**	(18,539)	-	-
Less: withdrawals recognised as a reduction in life insurance policy liabilities[1]		**14,296**	12,118	-	-
Life insurance claims recognised as expense[1]		**(5,963)**	(6,421)	-	-
General insurance claims and related expenses paid and payable[2]	23(a)	**(446)**	(1,422)	-	-
Total claims and related expenses		**(6,409)**	(7,843)	-	-
(b) Operating expenses					
Advertising and marketing		**(99)**	(120)	-	-
Amortisation of goodwill		**(54)**	(55)	-	-
Writedown of goodwill		**(121)**	-	-	-
Bad and doubtful debts expense		**(27)**	(32)	-	-
Fee expense on banking business		**(35)**	(39)	-	-
Information technology and communication		**(424)**	(448)	-	-
External investment management fees		**(139)**	(137)	-	-
Occupancy and property maintenance[3]		**(418)**	(194)	-	-
Professional fees[3]		**(242)**	(176)	-	-
Staff and related expenses[3]		**(2,238)**	(2,192)	**(14)**	(10)
Travel and entertainment		**(107)**	(122)	-	-
Other operating expenses[3,4]		**(804)**	(940)	**(2)**	(4)
Total operating expenses		**(4,708)**	(4,455)	**(16)**	(14)
(c) Specific expenses included within the above categories:					
Rental – operating leases		**(18)**	(47)	-	-
Superannuation contributions to defined benefits funds		**(4)**	2	**(1)**	-
Net foreign currency (losses) gains		**23**	(1)	-	-
Depreciation expense		**(87)**	(71)	-	-

Notes:
1. In 2001, an amount of $1,698 million has been reclassified and is now treated as withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
2. In 2001, an amount of $299 million has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
3. Operating expenses in 2002 includes $489 million of restructuring costs before tax ($344 million after tax). The major areas of restructuring include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.
4. Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining, farming and retailing.

Notes to the financial statements continued
for the year ended 31 December 2002

5. Income tax

The Financial Report of a group that includes a life insurer is required to recognise income tax expenses and benefits irrespective of whether they relate to policyholders or shareholders. Accordingly, a reconciliation between income tax expense (credit) and prima facie net profit (loss) at the current corporate income tax rate is not able to be prepared and is not included in the Financial Report.

The income tax rates and the basis for taxation relating to shareholder interests differ significantly from those relating to policyholder interests and other interests. The rates of taxation applicable to the taxable income of significant classes of business are as follows:

	2002 %	2001 %
(a) Australia		
Ordinary life insurance business	**30**	30
Complying superannuation	**15**	15
Non-complying superannuation	**30**	30
Immediate annuity business	**Exempt**	Exempt
Shareholder profits from life insurance business	**30**	30
Controlled companies/other business	**30**	30
(b) United Kingdom		
Life insurance business – life	**20/22**	20/22
Life insurance business – pension	**Exempt**	Exempt
Shareholder profits from life insurance business	**30**	30
Controlled companies/other business	**30**	30
(c) New Zealand		
All businesses	**30/33**	30/33

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Value of future income tax benefits arising from tax losses included in deferred tax asset at balance date	**4**	23	**–**	–
Future income tax benefits arising from tax losses of controlled entities not brought to account in this Financial Report as realisation of the benefits is not regarded as virtually certain[1,2]	**754**	633	**–**	–

Note:
1. Includes capital losses of $194 million (2001: $109 million).
2. The future income tax benefit will only be obtained if:
   a) Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
   b) The conditions for deductibility imposed by tax legislation continue to be complied with; and
   c) No changes in tax legislation adversely affect the economic entity in realising the benefit.

6. Receivables

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Gross policy liabilities ceded under reinsurance[1]		**445**	436	**–**	–
Investment income and sales proceeds receivable		**1,851**	2,159	**1**	–
Deposits and margins receivable on derivatives		**891**	610	**–**	–
Outstanding premiums		**500**	679	**–**	–
Reinsurance and other recoveries receivable	23(d)	**1,138**	1,124	**–**	–
Trade debtors		**243**	208	**–**	–
Other receivables					
– Wholly owned group – controlled entities		**–**	–	**8**	5
– Associated entities		**43**	77	**–**	–
– Other entities[2]		**712**	1,191	**1**	–
Total receivables		**5,823**	6,484	**10**	5

Notes:
1. In 2001, an amount of $1,275 million has been reclassified out of reinsurance and other recoveries to correctly eliminate intragroup reinsurance transactions and ensure comparability with the current year. The same amount has been reclassified out of policy liabilities ceded under reinsurance (Note 22).
2. In 2001, an amount of $75 million for prepayments has been reclassified out of receivables to other assets to ensure comparability with the current year.

7. Investments

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Equity securities, at net market value					
Directly held (other than associated entities)		**47,798**	57,697	**–**	–
Associated entities	27	**643**	2,179	**–**	–
Held via unit trusts		**5,990**	11,896	**–**	–
Total equity securities		**54,431**	71,772	**–**	–
(b) Debt securities, at net market value[1]					
Interest-bearing securities		**54,004**	49,078	**–**	–
Loans					
– Controlled entities (unsecured)		**–**	–	**730**	413
– Associated entities (unsecured)		**571**	497	**–**	–
Other loans					
– Secured[1]		**7,530**	9,174	**–**	–
– Unsecured[1]		**174**	229	**–**	–
Convertible notes		**91**	86	**–**	–
Held via unit trusts		**2,179**	2,000	**–**	–
Total debt securities		**64,549**	61,064	**730**	413
(c) Property, at net market value					
Directly held		**13,528**	14,087	**–**	–
Held via unit trusts		**2,481**	3,985	**–**	–
Total property		**16,009**	18,072	**–**	–
(d) Other at net market value[2]		**1,887**	1,186	**–**	–
(e) Investments in controlled entities					
At net asset value on demutualisation, or cost if acquired subsequent to demutualisation		**–**	–	**9,071**	9,001

Notes:
1. All debt securities are recorded at net market value, with the exception of A$5,298 million (2001: A$4,174 million) of loans secured and Nil (2001: A$174 million) of loans unsecured held by banking and finance operations which are recorded at recoverable amount after assessing provisions for impairment.
2. The Other category includes investments via vehicles such as joint ventures, partnerships and cash trusts.

Notes to the financial statements continued
for the year ended 31 December 2002

8. Operating assets

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
(a) Operating assets				
At cost	**533**	550	–	–
Less: accumulated depreciation	**(312)**	(273)	–	–
Total operating assets, at written down value[1]	**221**	277	–	–
(b) Movements in operating assets				
Balance at the beginning of the year	**277**	622	–	–
Additions during the year	**71**	245	–	–
Disposals during the year	**(25)**	(509)	–	–
Disposal of controlled entities	**(16)**	(24)	–	–
Depreciation expense for the period	**(87)**	(71)	–	–
Foreign currency exchange differences	**1**	14	–	–
Balance at the end of the year	**221**	277	–	–

Note:
1. In 2001, an amount of $29 million of capitalised information technology costs has been reclassified out of operating assets to other assets to ensure comparability with the current year.

9. Other assets

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Deferred and capitalised costs	**32**	43	–	–
Inventories	**101**	139	–	–
Prepayments	**99**	75	–	–
Other assets	**298**	334	–	–
Total other assets[1]	**530**	591	–	–

Note:
1. In 2001, an amount of $29 million of capitalised information technology costs has been reclassified out of operating assets to other assets and an amount of $75 million for prepayments has been reclassified in 2001 out of receivables to other assets to ensure comparability with the current year.

10. Intangibles

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Goodwill				
Goodwill, at cost	**1,165**	1,034	–	–
Less: accumulated amortisation	**(220)**	(168)	–	–
Goodwill, at written down value	**945**	866	–	–
(b) Movements in goodwill				
Balance at the beginning of the year	**866**	195	–	–
Amounts transferred from excess of market value over net assets of controlled entities[1]	**248**	715	–	–
Amortisation expense for the period	**(54)**	(55)	–	–
Writedown of goodwill	**(121)**	–	–	–
Foreign currency exchange differences	**6**	11	–	–
Balance at the end of the year	**945**	866	–	–

Note:
1. Amounts transferred from excess of market value over net assets of controlled entities to goodwill include:
 2002: (i) $223 million as part of the review of the Group's UK operations and structure; and
 (ii) $25 million as part of the further restructure of the remaining GIO businesses.
 2001: (i) $715 million as part of the restructure of a number of GIO businesses.

11. Excess of market value over net assets of controlled entities

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
AG Australia Holdings Limited[1]	–	34	–	–
AMP Japan Co Limited[2]	–	21	–	–
AMP (NPI) Holdings Limited[4,5,6]	**653**	1,373	–	–
Henderson Global Investors (Holdings) plc[3,5]	**928**	958	–	–
Interactive Investor Limited / Ample[4,5]	–	74	–	–
Pearlinvest Limited	–	28	–	–
Towry Law plc[4,5]	**229**	412	–	–
Other[4]	**15**	26	–	–
Total excess of market value over net assets of controlled entities	**1,825**	2,926	–	–

The excess of market value over net assets of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities.

Notes:
1. Following the restructure of the remaining GIO businesses $25 million was transferred to goodwill and following a review of the market value of AG Australia Holdings, the remaining excess of market value over net assets of controlled entities has been written down to Nil.
2. Following a review of the market value of AMP Japan Co Limited the excess of market value over net assets of controlled entities has been written down to Nil.
3. During 2002, $43 million was realised on the sale of Cogent operations held by Henderson Global Investors (Holdings) plc.
4. During 2002, $761 million was written off following a review of the market value of these entities at 31 December 2002.
5. Apart from the matters referred to above, other changes in excess of market value over net assets of controlled entities mainly reflect exchange rate fluctuations.
6. At 31 December 2001, the market value of AMP (NPI) Holdings Limited included the market value of NPI Limited and also AMP (UK) Services Limited. Following the review of the Group's UK operations and structure and as a result of the move of NPI Limited into a historical cost environment, the excess of market value over net assets amounting to $223 million has been transferred to goodwill. At 31 December 2002, the future benefits derived from AMP (UK) Services Limited depend upon the terms of the Management Services Agreement agreed with its client companies. Due to the restructuring of the UKFS business units, and in particular the closure of the Pearl Fund to most with-profit products, these terms will be renegotiated and further approval will be obtained from the Financial Services Authority in 2003. A key assumption underpinning the value shown above for this company is management's best estimate of the outcome of these negotiations.

Notes to the financial statements continued
for the year ended 31 December 2002

12. Payables

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Accrued expenses	**683**	746	**–**	–
Interest payable	**88**	93	**–**	–
Investment purchases payable	**480**	1,434	**–**	–
Life insurance policies in process of settlement	**549**	404	**–**	–
Reinsurance liabilities	**467**	670	**–**	–
Trade creditors	**194**	127	**–**	–
Other payables				
– Wholly owned group – controlled entities	**–**	–	**–**	–
– Associated entities	**3**	–	**–**	–
– Other entities	**1,957**	890	**1**	3
Total accounts payable	**4,421**	4,364	**1**	3

13. Provisions

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Dividends on ordinary shares	17	**232**	293	**232**	293
Employee entitlements		**193**	329	**9**	7
Pensions, transfers and opt-outs		**973**	1,366	**–**	–
Redundancy, property and other restructuring provisions		**366**	–	**–**	–
Other provisions		**557**	584	**2**	–
Total provisions		**2,321**	2,572	**243**	300

14. Borrowings

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Bank loans		**1,065**	1,504	**–**	–
Bank overdrafts		**84**	50	**–**	–
Bonds and notes	25(f)	**3,982**	6,296	**–**	–
Deposits		**2,500**	2,107	**–**	–
Finance lease liability		**3**	6	**–**	–
Other loans		**2,695**	705	**–**	–
Total borrowings		**10,329**	10,668	**–**	–

15. Subordinated debt

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
AMP Income Securities (guaranteed perpetual floating rate notes at 3 month BBSW + 1.3%)[1]		**1,240**	1,240	-	-
Subordinated Floating Rate Note (3 month BBSW + 0.56% maturing in April 2009)		**100**	100	-	-
6.875% GBP Subordinated Guaranteed Bonds (maturing 2023)		**369**	367	-	-
7.125% GBP Subordinated Guaranteed Step-Up Bonds (maturing 2019)		**471**	468	-	-
9.625% GBP Subordinated Guaranteed Bonds[2]		**372**	369	-	-
Total subordinated debt	25(b)	**2,552**	2,544	-	-

Notes:
1. AMP Income Securities – interest is payable quarterly but may be deferred in limited circumstances where AMP Limited has not proposed, declared or paid an ordinary dividend for a certain period. However, payments would only be permanently foregone in the rare circumstance where there is no ordinary dividend for more than two consecutive financial years. The income securities can be redeemed at AMP's option from 10 February 2005 onwards.
2. The bonds are repayable by NPI Finance Plc on a non-instalment basis on 30 June 2006.

16. Contributed equity

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Issued and paid up capital					
1,159,454,066 (2001: 1,128,502,798) ordinary shares fully paid		**5,001**	4,613	**5,001**	4,613
(b) Movements in contributed equity					
Balance at the beginning of the year		**4,613**	4,206	**4,613**	4,206
30,488,370 (2001: 8,679,997) shares issued under the Dividend Reinvestment Plan[1]		**381**	164	**381**	164
2,402,495 (2001: 8,202,111) shares issued on the exercise of employee options	31	**38**	129	**38**	129
699,030 (2001: 6,121,320) shares issued under share purchase plan[2]		**13**	114	**13**	114
32,029 (2001: 887,055) shares issued under employee share plans		-	-	-	-
3,710 (2001: 13,702) shares issued to former members of the AMP Society[3]		-	-	-	-
2,674,366 (2001: 0) shares acquired through on-market share buy back[4]		**(44)**	-	**(44)**	-
Balance at the end of the year		**5,001**	4,613	**5,001**	4,613

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Notes:
1. Under the terms of the Dividend Reinvestment Plan, shareholders may elect to have all or part of their dividend entitlements satisfied by the issue of new shares rather than by being paid in cash. The interim dividend in 2002 and the 2001 final and interim dividends involved the issue of shares under this plan at $11.40, $18.90 and $17.80 respectively. Commencing from the October 2002 interim dividend, the Dividend Reinvestment Plan is underwritten until the interim dividend in 2003, expected to be paid in October 2003. Issue costs associated with the underwriting amount to $3 million.
2. These shares were issued to eligible shareholders under a share purchase plan. The shares were issued at an average price of $18.89 (2001: $18.62) per share.
3. The former members of AMP Society exchanged their membership rights for shares in AMP Limited on demutualisation. 1,043,336,755 (2001: 1,043,333,045) shares have been issued to former members at an issue price of $3.00 per share.
4. An on-market share buy back was announced in May 2002 for capital management reasons. The intention was to acquire a maximum number of shares to the value of $400 million between 30 May 2002 and 31 December 2002. The buy back was halted in August 2002 due to poor investment markets.

Notes to the financial statements continued
for the year ended 31 December 2002

17. Dividends, distributions and franking credits account

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Interim dividend paid on ordinary shares					
Dividend of 26 cents per ordinary share franked to 15% at tax rate of 30% (2001: 25 cents per ordinary share franked to 15% at tax rate of 30%)		**295**	280	**295**	280
(b) Final dividend proposed on ordinary shares					
Dividend of 20 cents per ordinary share franked to 15% at tax rate of 30% (2001: 26 cents per ordinary share franked to 15% at tax rate of 30%)	13	**232**	293	**232**	293
Total dividends paid and proposed	19	**527**	573	**527**	573
(c) Dividend franking account[1,2]					
Dividend franking credit balance		**80**	120	**1**	6

The company's ability to utilise the franking account credits depends on there being sufficient available profits to declare dividends.

Notes:
1. Balance of franking account adjusted for:
   - Franking credits which will arise from the payment of income tax provided for in the financial statements;
   - Franking debits arising from the payment of the above dividends; and
   - Franking credits that the entity may be prevented from distributing in the subsequent financial year.
2. With effect from 1 July 2002, Australian tax legislation requires companies to maintain franking accounts on an Australian income tax paid basis rather than on Australian taxed profit basis as was previously the case. In accordance with this legislation, the franking account balances at 30 June 2002 are converted so that the opening balances on 1 July 2002 reflect the Australian income tax paid amounts. The prior year franking account balances have not been restated and are determined on an Australian taxed profit basis.

18. Earnings per share

(a) Classification of equity securities

Only ordinary shares have been included in the calculation of basic earnings per share. Options over unissued ordinary shares, performance rights and AMP Reset Preferred Securities have been classified as potential ordinary shares and have been considered in the calculation of diluted earnings per share.

All options and the AMP Reset Preferred Securities have been determined not to be dilutive for 2002.

Since the end of the financial year and up to the date of this report there have been no movements in options, shares and AMP Reset Preferred Securities, except for the lapse of 873,764 options, the grant of 85,000 options and the grant of 82,297 performance rights.

	CONSOLIDATED 2002 MILLION	CONSOLIDATED 2001 MILLION
(b) Weighted average number of ordinary shares used		
Weighted average number of ordinary shares used in calculation of basic earnings per share	**1,138**	1,114
Add: potential ordinary shares considered dilutive	**–**	8
Weighted average number of ordinary shares used in calculation of diluted earnings per share	**1,138**	1,122

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION
(c) Level of earnings used		
Basic earnings per share	**(896)**	690
Diluted earnings per share	**(896)**	690

19. Reserves and retained profits

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Capital reserve[1]					
Balance at the beginning of the year		**510**	510	**510**	510
Movements during the year		**–**	–	**–**	–
Balance at the end of the year		**510**	510	**510**	510
(b) Foreign currency translation reserve[2]					
Balance at the beginning of the year		**313**	102	**–**	–
Net translation adjustment on self sustaining foreign operations		**48**	211	**–**	–
Balance at the end of the year		**361**	313	**–**	–
(c) Shareholders' retained profits					
Balance at the beginning of the year		**4,084**	3,967	**4,010**	4,417
Net profit after tax attributable to shareholders of AMP Limited		**(896)**	690	**577**	166
Total available for appropriation		**3,188**	4,657	**4,587**	4,583
Dividend provided for or paid	17	**(527)**	(573)	**(527)**	(573)
Balance at the end of the year		**2,661**	4,084	**4,060**	4,010

Notes:
1. The capital reserve is the balance remaining from the amount capitalised in 1998 on the demutualisation of AMP Society after allotting shares to former members under the terms of the demutualisation. Minor adjustments are made from time to time which involve the issue of further shares to former members.
2. Exchange differences arising on translation of foreign controlled entities within the Group are taken to the foreign currency translation reserve as described in Note 1(s).

Notes to the financial statements continued
for the year ended 31 December 2002

20. Unattributed life funds

For those UK life insurance funds which include participating business, only 10% of the assets in excess of the policy and other liabilities calculated under MoS, ie $610 million (2001: $692 million) can, in the context of the UK regulatory environment, be definitively attributed to shareholders. The remaining 90%, ie $5,494 million (2001: $6,232 million) is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to in these financial statements as unattributed life funds.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level supported by actual experience, because of the need to support bonuses in a way that is consistent with the reasonable expectations of policyholders. The balance of the cost of bonus distributions has been met from the unattributed life funds. The need to support bonus levels is expected to continue in the medium term, consistent with accepted UK industry practice. In the absence of a significant recovery in equity markets, it is now likely that a significant proportion of the unattributed life funds will be utilised in this way.

The following table shows the movements in unattributed life funds for the period.

The impact of exchange rate movements is accounted for through the foreign currency translation reserve, and not through the statement of financial performance.

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
(a) Unattributed life funds				
Balance at the beginning of the year	**6,232**	6,802	–	–
Movement in accumulated unattributed life funds for the period	**(749)**	(940)	–	–
Effect of exchange rate changes on translation	**11**	370	–	–
Balance at the end of the year	**5,494**	6,232	–	–
(b) Movement in unattributed life funds for the period				
Profit of the participating business UK life funds	**812**	1,541	–	–
Less: amount attributed to shareholders	**(76)**	(166)	–	–
	736	1,375	–	–
Less: bonuses credited to participating policyholders	**(944)**	(1,842)	–	–
Bonus subsidy from accumulated unattributed life funds	**(208)**	(467)	–	–
Investment losses on accumulated unattributed life funds	**(541)**	(473)	–	–
Movement in unattributed life funds for the period	**(749)**	(940)	–	–

21. Outside equity interests

(a) Outside equity interests – AMP Reset Preferred Securities Trust

During 2002, AMP Henderson Global Investors Limited, a wholly owned entity, as Responsible Entity of the AMP Reset Preferred Securities Trust, a controlled entity, issued 11,500,000 non-maturing AMP Reset Preferred Securities (RPS) at A$100 each, with a preferred, non-cumulative, twice yearly distribution (24 April and 24 October) payable in arrears. AMP's equity interest in the Trust is represented by one ordinary unit. The remaining units are held by outside interests and therefore the Trust is classified as outside equity interest.

The annual distribution rate is currently set at 8.62% pa until the first reset date on 24 October 2007. Each successive reset date will be determined by AMP, with approval of APRA in certain circumstances. APRA currently requires that the period between reset dates be five years.

The payment of a distribution on RPS is subject to certain payment and liquidation limitations included in the terms of the issue. AMP has the discretion as to paying a distribution. Where a distribution is not paid in full, AMP is restricted in paying a dividend on ordinary shares, or making a distribution on any share capital (other than share capital which ranks in priority to the preference shares which, subject to AMP's ordinary shareholders resolving to amend the AMP Limited Constitution to permit their issue, will be issued and held in the AMP Reset Preferred Securities Trust ('Preference Shares')) or redeem, reduce, cancel or acquire for any consideration any of its outstanding share capital, unless these restrictions are lifted in accordance with the terms of the issue.

At each reset date and upon the occurrence of certain specific events, holders of RPS may request conversion into ordinary shares of AMP. The Conversion Ratio is determined with reference to an average of the daily volume weighted average sale prices of AMP ordinary shares sold, in the 20 days immediately preceding conversion. The AMP Directors may resolve instead, that a sale of those RPS to a third party be arranged and the cash proceeds delivered to the RPS holder. Until the first reset date, the conversion discount currently available to RPS holders is 2.5% to the prevailing market price of AMP ordinary shares, subject to certain conditions. Upon the occurrence of certain specific events, AMP may require conversion into ordinary shares of AMP in accordance with the terms of the issue.

RPS rank in priority of payment to ordinary shareholders, but are subordinated to all policyholders and creditors. While the RPS are on issue, AMP must not, without RPS holder approval, issue shares, or allow shares (or other securities) to convert into ordinary shares, that rank in priority to preference shares.

RPS holders have no right to vote at general meetings of AMP.

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Subscribed capital in AMP Reset Preferred Securities Trust (net of issue costs)[1]	**1,122**	–	–	–
Retained profits in AMP Reset Preferred Securities Trust	**19**	–	–	–
Total other equity interests – AMP Reset Preferred Securities Trust	**1,141**	–	–	–
(b) Outside equity interest – other controlled entities				
Subscribed capital in unit trusts	**2,684**	1,442	–	–
Retained profits in unit trusts	**63**	54	–	–
Share capital in companies	**8**	60	–	–
Retained profits in companies	–	9	–	–
Total other equity interests – other controlled entities	**2,755**	1,565	–	–

Note:
1. The issue costs associated with the AMP Reset Preferred Securities were $28 million.

Notes to the financial statements continued
for the year ended 31 December 2002

22. Life insurance business

	NOTE	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Analysis of life insurance premium and related revenue					
Total premiums received and receivable[1]		**16,238**	16,652	–	–
Inward reinsurance premiums		–	1	–	–
Reinsurance and other recoveries		**22**	41	–	–
Total premium and related revenue	3	**16,260**	16,694	–	–
(b) Analysis of life insurance operating expenses					
Claims paid and payable[1]	4	**(20,259)**	(18,539)	–	–
Change in net policy liabilities and unvested policyholder benefits[1]		**13,357**	6,416	–	–
Policy acquisition expenses					
– Commission		**(224)**	(277)	–	–
– Other		**(511)**	(648)	–	–
Policy maintenance expenses					
– Commission		**(154)**	(155)	–	–
– Other		**(903)**	(1,037)	–	–
Investment management expenses		**(258)**	(251)	–	–
Interest					
– Deposits		–	(8)	–	–
– Borrowings		**(35)**	(221)	–	–
Other		**(1,011)**	(100)	–	–
Life insurance operating expenses		**(9,998)**	(14,820)	–	–
(c) Analysis of life insurance results					
Components of operating profit after income tax related to movements in policy liabilities attributable to shareholders include:					
– Planned margins of revenues over expenses released		**392**	537	–	–
– Profits (losses) arising from difference between actual and assumed experience		–	24	–	–
– Capitalised (losses) reversals		**(7)**	43	–	–
– Investment earnings on assets in excess of policy liabilities within the life insurance funds[2,3]		**(284)**	(119)	–	–
Net profit after income tax attributable to shareholders arising from the life insurance funds[2,3]		**101**	485	–	–

Notes:
1. These amounts are grossed up to include all premiums including deposit components and all claims including withdrawal components.
2. These results include investment earnings on shareholder capital held in the Group's various life insurance funds. This shareholder capital includes the amount to meet relevant regulatory requirements and to support their operations.
3. After eliminating dividends of A$46 million (2001: A$81 million) payable between UK life statutory funds and AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.

22. Life insurance business continued

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(d) Policyholder liabilities				
Value of policyholder liabilities – projection method[1]				
Best estimate liability				
– Value of future policy benefits[2]	**51,661**	51,408	–	–
– Value of future expenses	**4,454**	4,556	–	–
– Value of future premiums	**(13,404)**	(15,216)	–	–
Total best estimate liability – projection method	**42,711**	40,748	–	–
Value of future profits				
– Policyholder bonuses[3]	**6,689**	12,971	–	–
– Shareholders' profit margins	**2,632**	3,442	–	–
Total value of future profits – projection method	**9,321**	16,413	–	–
Value of policyholder liabilities – accumulation method[4]				
Best estimate liability				
– Value of future policy benefits[3]	**43,847**	46,344	–	–
– Value of future acquisition expenses	**(881)**	(704)	–	–
Total best estimate liability – accumulation method	**42,966**	45,640	–	–
Value of declared bonus	**682**	1,474	–	–
Policy liabilities ceded under reinsurance[5]	**445**	436	–	–
Unvested policyholder benefits	**930**	1,088	–	–
NPI policy liabilities in funds with no shareholder interest[6]	**19,190**	23,114	–	–
Total policyholder liabilities	**116,245**	128,913	–	–
Policyholder liabilities subject to capital guarantees	**52,041**	49,880	–	–

Notes:

1. For businesses valued by the projection method, the value of future charges for acquisition expenses is not an identified component of the policy liabilities.
2. Future policy benefits include bonuses credited to policyholders in prior periods but exclude current year and future bonuses.
3. Future bonuses exclude current year bonuses.
4. Where the accumulation method of valuation is used, policy liabilities are divided into the two components – value of future policy benefits and value of future charges for acquisition expenses.
5. An amount of $1,275 million has been reclassified in 2001 out of policy liabilities ceded under reinsurance to correctly eliminate intragroup reinsurance transactions and ensure comparability with the current year. The same amount has been reclassified out of reinsurance and other recoveries within receivables (Note 6).
6. Policy liabilities in respect of National Provident Life Limited ('NPI Closed Fund').

Notes to the financial statements continued
for the year ended 31 December 2002

22. Life insurance business continued

(e) Life insurance policy liabilities valuation

Policy liabilities, and hence the net profit of life insurance businesses, are established by applying the principles of Margin on Services (MoS). MoS is the financial reporting methodology for Australian life insurance companies as prescribed under the Life Insurance Act 1995 (Life Act). Policy liabilities are determined in accordance with Actuarial Standard 1.03: Valuation of Policy Liabilities (Valuation Standard) issued by the Life Insurance Actuarial Standards Board under the Life Act.

The life insurance business of the Group's overseas subsidiaries is not directly subject to the Life Act. However, policy liabilities arising in all of the Group's life insurance subsidiaries have been calculated on the basis of the Australian requirements for the purpose of producing AMP Limited consolidated accounts.

The policy liabilities and solvency reserves for all life insurance businesses have been determined at the reporting date, and relevant actuarial officers within those businesses are satisfied as to the accuracy of the data used in those calculations.

The methods and profit carriers used to calculate policy liabilities for particular policy types are as follows:

BUSINESS TYPE	METHOD	PROFIT CARRIERS (FOR BUSINESS VALUED USING PROJECTION METHOD)
Conventional	Projection	Bonuses
Investment account	Projection / Modified accumulation	Interest credits
Investment-linked	Projection / Accumulation	Asset under management charges
Allocated annuity	Accumulation / Modified accumulation	Interest credits
Risk	Projection / Accumulation	Expected claim payments
Annuity	Projection	Annuity payments

Under the projection method, estimates of policy cash flows (premiums, benefits, expenses and profit margins to be released in future periods) are projected into the future. The projected profit margins are expressed as a percentage of the relevant profit carrier. The policy liability is calculated as the net present value of these projected cash flows.

Under the accumulation method for investment products the policy liability is the accumulation of amounts invested by policyholders, less fees specified in the policy plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. A similar approach is used for some risk business except that the basic accumulation is the amount of unearned premium plus outstanding and unreported claims at the valuation date.

For group investment account business and some individual investment account business, a modified accumulation approach is used which allows for the fact that crediting rates are determined by reference to investment income over a period longer than one year.

All the profits arising from the life insurance fund of NP Life accrue to the policyholders of that fund. As shareholders have no direct interest in that fund, the policy liabilities for that business are equal to the net assets of the relevant life insurance funds.

Approximate methods have been used in the calculation of policy liabilities for some products for which the liabilities and profit are not material.

Set out below is a summary of the key assumptions used in the calculation of policy liabilities.

(i) Discount rates (investment earnings)
For products matched closely by portfolios of fixed interest securities, the assumed earning rate is the implied yield on the total portfolio of matching assets less an appropriate margin for default risk.

The assumed earning rates for other business are largely driven by long term (eg 10 year) government bond yields. The bond yields used at 31 December 2002 were (2001 in parentheses):

	LONG TERM BOND YIELD
Australia	5.2% (6.1%)
New Zealand	6.2% (6.9%)
United Kingdom	4.5% (5.1%)

22. Life insurance business continued

For products backed by mixed portfolios of shares, property and fixed interest securities, the assumption then varies with the proportion of each asset sector backing the product. Assumed earning rates for each asset sector are determined by adding to the bond yield various risk premia which reflect the relative differences in expected future earning rates for different countries and asset sectors. The risk premia applicable at 31 December 2002 were (2001 in parentheses, where different):

	AUSTRALIA	NEW ZEALAND	UK
Local Equities	3.5% (4.0%)	3.6% (3.1%)	3.3% (3.0%)
International Equities	2.9% (3.0%)	2.9% (3.0%)	2.9% (3.0%)
Property	2.4% (2.0%)	2.0%	2.0%
Corporate Bonds	0.5%	0.5%	0.5%
Other Fixed Interest	0.0%	0.0%	0.0%
Cash	−1.0%	−1.0%	−1.0%

For 2002, the risk premia for equities and Australian property include an allowance for the extent to which the relevant market is perceived to be under or over valued relative to bond markets.

Consistent with the above, minor changes have also been made to the assumed mix between future income and capital gains for the purposes of estimating future tax.

At 31 December 2001 an explicit allowance was made for transaction costs, averaging 0.2%. At 31 December 2002 no explicit allowance is made, the cost being allowed for implicitly in the risk premia.

Some significant changes in assumed asset mix have occurred in those funds containing participating business. The broad asset mixes for such funds at 31 December 2002 were *(2001 in parentheses)*:

	EQUITIES	PROPERTY	FIXED INTEREST	CASH
Statutory Fund 1 (Australia)	28% (32%)	16% (17%)	42% (40%)	14% (11%)
Statutory Fund 1 (NZ non IL)	43% (55%)	18% (21%)	34% (23%)	5% (1%)
Pearl Long Term Fund	33% (63%)	14% (9%)	38% (26%)	15% (2%)
London Life With Profits Funds	41% (56%)	11% (11%)	46% (31%)	2% (2%)

Where the assumption used is net of tax, then tax on investment income is allowed for at rates appropriate to the country, class of business and asset sector, including any allowance for imputation credits on equity income.

(ii) Future growth in unit prices
For investment-linked business the assumed future rates of growth of unit prices are the discount rates (determined as above) less appropriate allowance for management fees.

(iii) Future participating benefits
For participating business, the total value of future bonus (and the associated shareholders' profit margin) which is included in policy liabilities is the amount supported by the value of supporting assets after allowing for the assumed future experience. The pattern of bonuses and shareholder profits assumed to emerge in each future year then depends on the assumed relationship between reversionary bonus (or interest credits) and terminal bonus. This relationship is set to reflect the philosophy underlying actual bonus declarations.

There have been no changes to the basis on which the assumed future relationship between reversionary bonus and terminal bonus is determined, although the level at which business is pooled for determining supportable bonuses has been increased at Pearl, consistent with management methodology, developments in UK regulations and industry practice.

Actual bonus declarations are determined to reflect, over time, the investment returns of the particular fund and other factors in the emerging experience and management of the business. These factors include allowance for a reasonable degree of smoothing; reasonable expectations of policyholders; equity between generations of policyholders and across different classes and types of business; and on-going solvency and capital adequacy. Given the many factors involved, the range of bonus structures and rates for AMP's participating business is extremely diverse.

(iv) Future maintenance expenses
Unit maintenance costs are based on budgeted expenses (including GST as appropriate and excluding one-off expenses) in the year following the reporting date, increased by the rate of inflation set out below. These expenses include fees charged to the life funds by service companies. Unit costs vary by product line and class of business based on an apportionment which is supported by expense analyses.

Future investment expenses are based on the fees currently charged by the asset managers.

Notes to the financial statements continued
for the year ended 31 December 2002

22. Life insurance business continued

(v) Inflation and indexation
Annual inflation rates of 2.1%, 2.6% and 1.8% are assumed for Australia, New Zealand and the UK respectively (2001: 2.6% for Australia, 2.4% for New Zealand and 1.9% for the UK). The assumptions for expense inflation are based on these rates, having regard also to the terms of the relevant service company agreements.

Benefits and premiums under many regular premium policies are automatically indexed. Assumed future take-up of these indexation options is based on AMP's own experience.

(vi) Basis of taxation
The bases of taxation in each country (including deductibility of expenses) are assumed to continue in accordance with current legislation. Refer to Note 5 for details.

(vii) Voluntary discontinuance
Rates for the incidence of withdrawals, paid-ups and premium dormancy are based on recent investigations of experience. The rates are based upon individual global rates for each of the product groups which are then adjusted for either duration or age attained, as appropriate. Given the variety of influences affecting discontinuance for different product groups, the range of voluntary discontinuance rates across the Group is extremely diverse.

Future rates of discontinuance at 31 December 2002 are unchanged from those assumed at 31 December 2001 apart from:

- In Australia, increases ranging from 1% pa to 2% pa to withdrawal rates for retail superannuation, risk and allocated annuity business combined with some reductions for group superannuation and closed ordinary investment-linked and investment account products;
- In New Zealand, increase in withdrawal rates for disability and reduced rates for term and investment account products; and
- In UK, increase in withdrawal rates for risk business at Pearl.

(viii) Surrender values
The surrender bases assumed are those current at the reporting date. During 2002, there have been no changes to these which would materially affect the valuation results.

(ix) Mortality and morbidity
Standard mortality tables applicable to each country are used (eg IA95-97 and IM(F)80 in Australia and New Zealand, AM(F)80 and RM(C)V92 in the UK). These standard tables are based on national or industry wide data. They are then adjusted by factors which take account of AMP's own experience. For annuity business adjustment is also made for mortality improvement prior to and after the valuation date.

Assumed rates of mortality at 31 December 2002 are, in some instances, lower than those assumed at 31 December 2001, to reflect increased longevity of the population. In particular, rates of annuitant mortality have been reduced; by 1% in Australia and New Zealand and 12% to 20% at NPI. Following analysis of recent experience, no change in annuitant mortality assumptions has been made at Pearl or London Life.

For the incidence of lump sum disability, standard tables are not available and so the assumptions are based on recent AMP and industry experience. There have been no significant changes to these assumptions over the year.

For Australian disability income business, the most suitable table available is CIDA85, which is based on North American experience. It is extensively adjusted for AMP's experience with the adjustment dependent on age, sex, waiting period, occupation, smoking status and claim duration. As at 31 December 2002 changes have been made to the occupation factors such that, on average, the assumed rates of claim incidence are about 5% lower than those assumed at 31 December 2001.

(f) Policy acquisition costs – life insurance
Policy acquisition costs are the fixed and variable costs of acquiring new business and include the related commission, policy issuing and underwriting costs, agency expenses and other sales costs. The actual acquisition costs incurred in life businesses are recorded in the statement of financial performance.

The future recovery of acquisition costs is taken into account in determining life insurance policy liabilities. The acquisition costs to be recovered are determined as the excess (if any) of the actual costs incurred over the explicit initial policy charges. Losses are recognised at inception where future profits are insufficient to recover net acquisition costs.

(g) Unvested policyholder benefits
For those Australian and New Zealand life insurance funds which include participating business, part of the assets in excess of the policy and other liabilities calculated under MoS is attributed to policyholders. Under the Life Act this is referred to as policy owner retained profits.

For the purpose of reporting under Accounting Standard AASB 1038 this is referred to as unvested policyholder benefits and is treated as liabilities due to policyholders, as it represents amounts that have been allocated to participating policyholders generally, although they are yet to be vested in specific policyholder entitlements.

22. Life insurance business continued

(h) Restrictions on assets
Investments held in the life funds can only be used within the restrictions imposed under the Life Act, and the Financial Services and Markets Act 2000, and the rules of the relevant regulators in each country. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency, capital adequacy and other regulatory requirements are met.

(i) Solvency and capital adequacy
Life insurance companies are required to hold prudential reserves over and above their policy liabilities, as a buffer against adverse experience and poor investment returns. The minimum level of reserves required to be held by the AMP Group to support policyholder benefits is laid down by the Life Act and accompanying actuarial standards in Australia and by the rules of the Financial Services Authority in the UK. The AMP Group holds additional amounts within its life insurance subsidiaries to ensure a higher level of security for policyholder benefits.

At 31 December 2002, AMP Life's available assets across all its statutory funds were approximately 58% higher (2001: 77% higher) than the required solvency reserve.

In the UK, a common measure of financial strength is the free asset ratio, being the value of admissible assets and any implicit items less the value of statutory liabilities and the required minimum margin expressed as a percentage of the total liabilities. This measure is particularly relevant for companies with a substantial proportion of participating (with-profits) business. The full calculation of these items as at 31 December 2002 will be finalised and submitted to the UK regulator by the end of March 2003. The best estimate available of the free asset ratios of the entities for which the measure is most relevant were approximately 2% (2001: 5%) for Pearl, 3% (2001: 5%) for London Life and 2% (2001: 8%) for NPI Closed Fund.

(j) Disaggregated information
AMP's life insurance business is conducted through a number of life insurer entities in Australia and in the UK. All of the Australian life insurance business is conducted by AMP Life Limited.

Under the Life Act, the life insurance business is conducted within one or more separate statutory funds which are distinguished from each other and from the shareholders' fund. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance Statutory Funds, and the Shareholders Fund.

Notes to the financial statements continued
for the year ended 31 December 2002

23. General insurance business

Activities reflected in 2001 include six months of the Australasian general insurance business divested on 1 July 2001, and 12 months of the general insurance businesses retained, including the run-off businesses.

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
(a) Analysis of general insurance operating result[1]				
Premium and related revenue				
Direct insurance premiums	**135**	1,074	–	–
Inwards reinsurance premiums	**32**	36	–	–
Outwards reinsurance expense	**(123)**	(240)	–	–
Net premium revenue	**44**	870	–	–
Direct claims expense	**(369)**	(906)	–	–
Inwards reinsurance claims expense	**46**	(276)	–	–
Reinsurance and other recoveries	**340**	299	–	–
Net claims expense	**17**	(883)	–	–
Acquisition costs	**(2)**	(140)	–	–
Other underwriting expenses	**(6)**	(56)	–	–
Other underwriting income	**2**	6	–	–
Levies and charges	**(3)**	(33)	–	–
Total underwriting expenses	**(9)**	(223)	–	–
Underwriting result	**52**	(236)	–	–
General administration expenses	**(29)**	(210)	–	–
Sundry income	**7**	76	–	–
	30	(370)	–	–
Investment income from general insurance activities				
Dividends	**1**	8	–	–
Interest	**170**	253	–	–
Rental income	**–**	13	–	–
Changes in net market value of investments				
– Unrealised	**8**	(61)	–	–
– Realised	**(118)**	263	–	–
Total investment income	**61**	476	–	–
Net profit (loss) before income tax	**91**	106	–	–

Note:
1. The presentation of reinsurance and other recoveries and outwards reinsurance expense is required by AASB 1023: 'Financial Reporting of General Insurance Activities' and differs from the presentation in Notes 3 and 4.

23. General insurance business continued

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(b) Outstanding claims – general insurance[1]				
Expected future claims payments – undiscounted	**3,494**	4,163	–	–
Discount to present value	**(365)**	(391)	–	–
Total outstanding claims	**3,129**	3,772	–	–
Current	**774**	1,079	–	–
Non-current	**2,355**	2,693	–	–
Total outstanding claims	**3,129**	3,772	–	–
The liability for outstanding claims is segmented as follows:				
Direct insurance	**1,552**	1,517	–	–
Inwards reinsurance	**1,577**	2,255	–	–
Total outstanding claims	**3,129**	3,772	–	–

(c) Outstanding claims details

The following range of inflation rates (normal and superimposed) and discount rates were used in the measurement of outstanding claims and reinsurance recoveries:

	FOR YEAR ENDED 31 DEC 2002		FOR YEAR ENDED 31 DEC 2001	
	YEAR ENDING 31 DEC 2003 %	SUBSEQUENT YEARS %	YEAR ENDING 31 DEC 2002 %	SUBSEQUENT YEARS %
Direct insurance				
Inflation rate[2]	**0 – 10.0**	**0 – 10.0**	0 – 10.0	0 – 10.0
Discount rate	**3.0 – 4.8**	**3.0 – 5.6**	4.0 – 5.5	4.0 – 7.5
Inwards reinsurance				
Inflation rate[2]	**0**	**0**	0	0
Discount rate	**3.0 – 4.0**	**3.0 – 4.0**	4.5 – 4.7	4.5 – 4.7

Economic inflation decreases the purchasing power of money and superimposed inflation is the escalation of claim payments due to changes in court awards and community attitudes etc.

The weighted average expected term to settlement of the outstanding claims from the balance date is estimated to be 3.4 years (2001: 3.2 years) for direct insurance and 3.2 years for inwards reinsurance (2001: 2.8 years).

Notes:
1. Reinsurance claims recoverable are included in Receivables (Note 6).
2. For inwards reinsurance and some direct insurance, inflation is allowed for implicitly in the method used to determine outstanding claims.

Notes to the financial statements continued
for the year ended 31 December 2002

23. General insurance business continued

	2002			2001		
	CURRENT YEAR A$ MILLION	PRIOR YEARS A$ MILLION	TOTAL A$ MILLION	CURRENT YEAR A$ MILLION	PRIOR YEARS A$ MILLION	TOTAL A$ MILLION
(d) Analysis of claims expense						
Current year claims relate to risks borne in the current financial year. Prior year claims relate to a reassessment of the risks borne in all previous financial years.						
Direct insurance						
Gross claims incurred and related expenses – undiscounted	–	**414**	**414**	828	165	993
Reinsurance and other recoveries – undiscounted	–	**(313)**	**(313)**	(247)	(37)	(284)
Net claims incurred – undiscounted	–	**101**	**101**	581	128	709
Discount and discount movement – gross claims incurred	–	**(45)**	**(45)**	(80)	(6)	(86)
Discount and discount movement – reinsurance and other recoveries	–	**47**	**47**	17	8	25
Net discount movement	–	**2**	**2**	(63)	2	(61)
Direct insurance claims expense	–	**103**	**103**	518	130	648

	2002 A$ MILLION	2001 A$ MILLION
Inwards reinsurance		
Gross claims incurred and related expenses – undiscounted	**(161)**	179
Reinsurance and other recoveries – undiscounted	**(83)**	(38)
Net claims incurred – undiscounted	**(244)**	141
Discount and discount movement – gross claims incurred	**114**	97
Discount and discount movement – reinsurance and other recoveries	**10**	(2)
Net discount movement	**124**	95
Inwards reinsurance claims expense	**(120)**	236
Direct insurance	**103**	648
Inwards reinsurance	**(120)**	236
Net claims expense	**(17)**	884
Reinsurance and other recoveries receivable		
Current	**274**	220
Non current	**864**	904
Total reinsurance and other recoveries receivable	**1,138**	1,124

24. Notes to the statements of cash flows

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(a) Reconciliation of the net profit (loss) after income tax to cash flows from operating activities				
Net profit (loss) after income tax	**(1,623)**	(190)	**577**	166
Depreciation of operating assets	**87**	72	**–**	–
Amortisation and writedown of intangibles	**175**	55	**–**	–
Net profit (loss) on sale of investments and operating assets	**902**	(2,553)	**–**	–
Decrease (increase) in investment asset values	**14,449**	12,031	**–**	–
Dividend income reinvested	**(349)**	(365)	**–**	–
Decrease (increase) in receivables and other assets	**(1,454)**	(164)	**(5)**	3
(Decrease) increase in net policy liabilities	**(13,094)**	(6,070)	**–**	–
(Decrease) increase in income tax provisions	**(859)**	(1,064)	**(2)**	1
(Decrease) increase in other creditors	**116**	(2,696)	**1**	–
Cash flows from operating activities	**(1,650)**	(944)	**571**	170
(b) Reconciliation of cash				
Comprises:				
Cash on hand	**1,321**	881	**2**	16
Cash on deposit	**10,037**	7,604	**–**	–
Deposits in	**(2,500)**	(2,107)	**–**	–
Bank overdrafts	**(84)**	(50)	**–**	–
Short-term bills and notes (included in investments)	**4,295**	2,987	**–**	–
Balance at the end of the year	**13,069**	9,315	**2**	16
(c) Financing arrangements				
(i) Overdraft facilities				
Bank overdraft facility available	**450**	452	**–**	–
(ii) Credit standby facilities				
Revolving and standby credit facilities				
Available	**3,115**	2,675	**–**	–
Used	**(232)**	–	**–**	–
Unused	**2,883**	2,675	**–**	–
(iii) Loan facilities				
In addition to facilities arranged through bond and note issues (refer Notes 14 and 15), financing facilities are provided through bank loans under normal commercial terms and conditions.				
Available	**2,053**	2,260	**–**	–
Used	**(1,953)**	(2,209)	**–**	–
Unused	**100**	51	**–**	–
(iv) Bond and note funding programs				
Available	**22,816**	24,173	**–**	–
Used	**(3,982)**	(6,296)	**–**	–
Unused	**18,834**	17,877	**–**	–

Notes to the financial statements continued
for the year ended 31 December 2002

24. Notes to the statements of cash flows continued

(d) Acquisition of controlled entities

In the course of normal operating investment activities, AMP life insurance entities acquire equity interests in entities including unit trusts. In some cases, acquisition transactions result in AMP holding a controlling interest in the investee entity. The underlying net assets of such entities typically comprise investment assets including cash, and the consideration paid for a particular acquisition reflects the fair value of the investment assets acquired at the date of acquisition after taking into account minority interests.

From time to time, AMP also acquires equity interests in operating entities. Details of significant acquisitions of such entities are set out below:
2002: There were no significant acquisitions of controlled operating entities during 2002.
2001: On 3 August 2001, AMP acquired the independent financial advisory company Towry Law plc in the UK.

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Consideration				
Cash paid	–	186	–	–
Loan notes	–	33	–	–
Total Consideration	–	219	–	–
Fair value of net assets acquired				
Cash at bank	–	3	–	–
Trade debtors	–	40	–	–
Investments	–	–	–	–
Other assets	–	92	–	–
Bank overdraft	–	(26)	–	–
Trade creditors	–	(77)	–	–
Policy owner liabilities	–	–	–	–
Other liabilities	–	(215)	–	–
Total fair value of net assets acquired	–	(183)	–	–
Percentage acquired	–	100%	–	–
Net cash effect				
Cash consideration paid	–	186	–	–
Cash at bank and on deposit included in net assets acquired	–	(3)	–	–
Bank overdrafts	–	26	–	–
Cash paid for the purchase of controlled entity as reflected in the consolidated statement of cash flows	–	209	–	–

24. Notes to the statements of cash flows continued

(e) Disposal of controlled entities

2002: AMP's Cogent businesses in Australasia, United Kingdom and Europe were sold.
2001: AMP's General Insurance businesses in Australia and New Zealand were sold.

	CONSOLIDATED		PARENT	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Consideration				
Cash received (net of sale costs paid)	**346**	1,062	–	–
Deferred consideration (net of accrued sale costs)	**20**	–	–	–
Fair value of shares and derivatives	–	300	–	–
Total consideration	**366**	1,362	–	–
Assets				
Cash at bank and on deposit	**85**	41	–	–
Outstanding premiums	–	206	–	–
Receivables	**41**	307	–	–
Equity securities	–	144	–	–
Debt securities	–	932	–	–
Property	–	119	–	–
Other investments	**1**	461	–	–
Operating assets	**16**	24	–	–
Deferred tax assets	**2**	53	–	–
Other assets	**8**	146	–	–
Excess of market value over net assets of controlled entities	**43**	1,102	–	–
Total assets sold	**196**	3,535	–	–
Liabilities				
Accounts payable	**22**	111	–	–
Unearned premiums	–	507	–	–
Outstanding claims	–	1,296	–	–
Provisions	**48**	34	–	–
Deferred tax liabilities	–	22	–	–
Borrowings	**24**	21	–	–
Total liabilities sold	**94**	1,991	–	–
Net assets sold	**102**	1,544	–	–
Net cash effect				
Cash consideration received	**346**	1,062	–	–
Less: cash at bank and on deposit included in net assets of entities disposed	**(85)**	(41)	–	–
Net cash received from disposal of controlled entities	**261**	1,021	–	–

Notes to the financial statements continued
for the year ended 31 December 2002

25. Financial instruments

(a) Interest rate risk

The following tables provide information about financial assets and financial liabilities showing the weighted average effective interest rate and the earlier of the contractual repricing or maturity date for each class of interest bearing financial instrument in the statement of financial position.

Life insurance operations are conducted within life insurance funds containing policyholder, shareholder and unattributed interests. All of these interests are included in the consolidated statement of financial position for the Group in accordance with AASB 1038: 'Life Insurance Business'.

The management of the risks associated with investments undertaken by life insurance funds including interest rate risk, is subject to the requirements of the relevant local regulatory requirements, which for Australia are governed by the Life Insurance Act 1995 in Australia, Financial Services and Markets Act 2002 in the UK and the rules of the relevant regulator in each country. This includes satisfying solvency requirements, which requires statutory reserves to be held specifically to address interest rate risk to the extent that assets are not matched against liabilities. A substantial portion of the interest-bearing financial assets outlined in the following tables represent investments held in life insurance funds in respect of policyholder and unattributed interests.

25. Financial instruments continued

31 DECEMBER 2002	NON INTEREST BEARING A$ MILLION	INTEREST BEARING CONTRACTUAL REPRICING OR MATURITY DATE (WHICHEVER IS EARLIER) 1 YEAR OR LESS A$ MILLION	1 TO 5 YEARS A$ MILLION	MORE THAN 5 YEARS A$ MILLION	TOTAL CARRYING AMOUNT A$ MILLION	WEIGHTED AVERAGE EFFECTIVE INTEREST RATE[1,3]
Financial assets						
Cash at bank and on deposit	59	11,299	–	–	11,358	3.9%
Receivables	5,823	–	–	–	5,823	–
Equity securities	54,431	–	–	–	54,431	–
Debt securities						
– Interest bearing securities[2]	–	8,820	9,281	35,903	54,004	5.4%
– Loans associated entities	195	–	376	–	571	6.7%
– Loans secured	29	5,993	1,041	467	7,530	6.7%
– Loans unsecured	1	103	8	62	174	6.8%
– Convertible notes	–	59	9	23	91	7.3%
– Debt unit trusts	2,179	–	–	–	2,179	–
Total financial assets	62,717	26,274	10,715	36,455	136,161	
Other assets					21,810	
Total assets per statement of financial position					157,971	
Financial liabilities						
Payables	4,421	–	–	–	4,421	–
Borrowings						
– Bank overdrafts	–	84	–	–	84	5.2%
– Bank loans	715	258	16	76	1,065	5.9%
– Bonds and notes	–	2,078	434	1,470	3,982	5.3%
– Deposits	121	2,295	84	–	2,500	4.7%
– Other loans	237	1,778	655	25	2,695	4.4%
– Lease liability	–	–	3	–	3	8.0%
Subordinated debt						
– 6.875% GBP Subordinated Guaranteed Bonds	–	–	–	369	369	6.9%
– 7.125% GBP Subordinated Guaranteed Step-up Bonds	–	–	–	471	471	7.1%
– AMP Income Securities	–	1,240	–	–	1,240	7.1%
– 9.625% GBP Subordinated Guaranteed Bonds	–	–	372	–	372	9.6%
– Subordinated Floating Rate Note	–	100	–	–	100	5.2%
Total financial liabilities	5,494	7,833	1,564	2,411	17,302	
Other liabilities					122,746	
Total liabilities per statement of financial position					140,048	
Interest rate swaps[3]		(1,217)	196	1,021		

Notes:
1. The weighted average effective interest rates are calculated on the interest bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancillary costs.
2. Interest bearing securities may be traded before their contractual or maturity dates.
3. Notional principal amounts. Includes swaps affecting interest rate sensitivity only. The impact of the swaps has been incorporated into the effective interest rates.

Notes to the financial statements continued
for the year ended 31 December 2002

25. Financial instruments continued

31 DECEMBER 2001	NON INTEREST BEARING A$ MILLION	INTEREST BEARING – CONTRACTUAL REPRICING OR MATURITY DATE (WHICHEVER IS EARLIER) 1 YEAR OR LESS A$ MILLION	1 TO 5 YEARS A$ MILLION	MORE THAN 5 YEARS A$ MILLION	TOTAL CARRYING AMOUNT A$ MILLION	WEIGHTED AVERAGE EFFECTIVE INTEREST RATE[1,3]
Financial assets						
Cash at bank and on deposit	47	8,438	–	–	8,485	3.6%
Receivables	6,484	–	–	–	6,484	–
Equity securities	71,772	–	–	–	71,772	–
Debt securities						
– Interest bearing securities[2]	–	8,816	7,820	32,442	49,078	4.9%
– Loans associated entities	222	17	5	253	497	7.6%
– Loans secured	22	5,249	2,869	1,034	9,174	6.4%
– Loans unsecured	15	208	6	–	229	11.6%
– Convertible notes	–	–	69	17	86	7.8%
– Debt unit trusts	2,000	–	–	–	2,000	–
Total financial assets	80,562	22,728	10,769	33,746	147,805	
Other assets					24,285	
Total assets per statement of financial position					172,090	
Financial liabilities						
Payables	4,364	–	–	–	4,364	–
Borrowings						
– Bank overdrafts	–	50	–	–	50	5.1%
– Bank loans	392	851	261	–	1,504	6.0%
– Bonds and notes	–	4,236	600	1,460	6,296	5.4%
– Deposits	4	2,033	70	–	2,107	5.2%
– Other loans	22	35	91	557	705	7.4%
– Lease liability	–	–	6	–	6	7.5%
Subordinated debt						
– 6.875% GBP Subordinated Guaranteed Bonds	–	–	–	367	367	7.0%
– 7.125% GBP Subordinated Guaranteed Step-up Bonds	–	–	–	468	468	7.3%
– AMP Income Securities	–	1,240	–	–	1,240	6.9%
– 9.625% GBP Subordinated Guaranteed Bonds	–	–	369	–	369	9.6%
– Subordinated Floating Rate Note	–	100	–	–	100	5.7%
Total financial liabilities	4,782	8,545	1,397	2,852	17,576	
Other liabilities					137,197	
Total liabilities per statement of financial position					154,773	
Interest rate swaps[3]		(2,171)	1,161	1,010		

Notes:
1. The weighted average effective interest rates are calculated on the interest bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancillary costs.
2. Interest bearing securities may be traded before their contractual or maturity dates.
3. Notional principal amounts. Includes swaps affecting interest rate sensitivity only. The impact of the swaps has been incorporated into the effective interest rates.

25. Financial instruments continued

(b) Net fair values

The aggregate carrying amount of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, approximate their net fair values except for the following:

	TOTAL CARRYING AMOUNT AS PER THE STATEMENT OF FINANCIAL POSITION		AGGREGATE NET FAIR VALUE	
	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Financial assets				
Loans – secured	**7,530**	9,174	**7,490**	9,271
Total financial assets	**7,530**	9,174	**7,490**	9,271
Financial liabilities				
AMP Income Securities	**1,240**	1,240	**1,107**	1,130
Bonds and notes	**3,982**	6,296	**3,900**	6,148
6.875% GBP Subordinated Guaranteed Bonds	**369**	367	**293**	383
7.125% GBP Subordinated Guaranteed Step-Up Bonds	**471**	468	**408**	495
9.625% GBP Subordinated Guaranteed Bonds	**372**	369	**412**	417
Subordinated Floating Rate Note	**100**	100	**104**	104
Total financial liabilities	**6,534**	8,840	**6,224**	8,677
Derivative financial instruments				
Interest rate derivatives	**–**	–	**(73)**	(181)
Forward foreign exchange contracts	**(26)**	(12)	**(26)**	(12)

The net fair value estimates for financial assets and liabilities of the Group are based on the following methodologies and assumptions:

Financial assets

Cash at bank and on deposit

The carrying value of cash at bank and on deposit approximates their net fair value as they are short term in nature. Details of balances comprising cash at bank and on deposit and valuation methods applied are outlined in Note 1(e).

Receivables

Receivables comprise balances carried at nominal amounts due less any provision for impairment, and receivables integral to the general insurance or life insurance operations of the Group which are either discounted to their present value or reported at their market value. In each case the carrying values approximate their net fair value. Further details in relation to the valuation methods adopted are outlined in Note 1(f).

Equity securities

Equity securities, the majority of which are listed, are carried at market value based on either their quoted market prices or Directors' valuations. In each case their carrying values approximate their net fair value. Further details in relation to the valuation methods applied are outlined in Note 1(g).

Debt securities – loans secured

The net fair value of loans secured are calculated by utilising a discounted cash flow model (the net present value of the future principal and interest cash flows), based on the maturity of the loans. As loans secured are unlisted, the discount rates applied are based on the yield curve appropriate to the remaining term of the loans.

Loans secured may be carried in excess of fair value due to fluctuations in interest rates on fixed rate loans. As the fluctuations in fair value do not represent a permanent diminution and the carrying amount of the loans is recorded at recoverable amount after assessing the required impairment provision, it is not appropriate to restate their carrying amount.

Debt securities – other

Other debt securities include interest bearing securities, unsecured loans, loans to associated entities, convertible notes or debt securities held through unit trusts. Most of these assets are held in life funds and are market valued. Details of valuation methods are outlined in Note 1(g).

Financial liabilities

Payables

Payables comprises trade creditors, policies in the process of settlement and other creditors. Accounts payable are carried at nominal amounts due. The carrying values of accounts payable approximate their net fair value.

Borrowings

Borrowings comprise domestic commercial paper and various floating rate and medium term notes. Their net fair value is estimated by discounting their cash flows at market fair value rates appropriate for their respective maturity. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Notes to the financial statements continued
for the year ended 31 December 2002

25. Financial instruments continued

Subordinated debt
Subordinated debt for the Group comprises various subordinated guaranteed bonds, and AMP income securities. As these instruments are listed securities their fair value is determined with reference to their actual quoted market prices at balance date. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Derivative financial instruments
Interest rate swap agreements
The net fair value of interest rate swap agreements is determined as the difference in present value of the future interest cash flows. This is the estimated amount which the Group would receive or pay to terminate the contracts at the reporting date. The discount rates applied were based on quoted market prices.

Forward foreign exchange contracts
The net fair value of forward foreign exchange contracts is determined at balance date by applying the closing quoted market spot rate. This is the estimated amount which the Group would receive or pay to terminate the contracts at the reporting date.

(c) Credit risk exposures
The maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the statement of financial position.

At balance date, AMP had no specific concentration of credit risk with a single counterparty arising from the use of financial instruments other than the normal clearing house exposures associated with dealings through recognised exchanges.

The counterparties to off-exchange contracts are limited to companies with strong credit ratings. The credit risks associated with these counterparties are assessed under the same management policies as applied to direct investments in AMP's portfolio.

(d) Derivative financial instruments entered into for hedging purposes
Derivative transactions undertaken by life insurance controlled entities as part of life insurance operations
The Group uses derivative financial instruments as a means of hedging against the impact of market movements on the value of assets in the portfolio and as a means of effecting a change in the asset mix of the portfolio so as to reduce and eliminate risks. AMP's policy is to trade in derivatives only to hedge existing financial market risk and not for the purpose of speculation.

During 2002 various UK entities within the AMP Group entered into equity derivative transactions as a means of protecting their regulatory solvency positions. As at 31 December 2002 these positions remained open.

In respect of the risks associated with the use of derivative financial instruments, price risk is controlled through the setting of exposure limits which are subject to detailed monitoring and review. Foreign exchange hedges are monitored on a regular basis to ensure they are effective in the reduction of price risk.

All derivatives including financial futures, forward foreign exchange contracts, interest rate swaps, exchange traded and other options and forward rate agreements are recognised, recorded at market value and included in the investment asset category being hedged. The weighted average effective interest rate of each interest bearing investment asset incorporates the effective interest rate of all instruments including derivatives in the asset class.

Derivative transactions undertaken by non life insurance controlled entities
The principle of using derivative financial instruments for hedging in AMP Treasury and Banking operations is to minimise financial risk from movements in interest rates and foreign exchange rates. To achieve this objective, a combination of derivatives including swaps, futures, forwards and options in the interest rate and foreign exchange markets may be used. A description of each of these derivatives is shown below:

(i) Swaps – a swap transaction obliges the two parties to the contract to exchange a series of cash flows at specified intervals known as payment or settlement dates.

(ii) Forward contracts – a forward rate agreement is an agreement between two parties establishing a contract interest rate on a notional principal over a specified period commencing at a specific future date.

(iii) Futures contracts – a futures contract is similar to a forward contract. A futures contract obliges its owner to buy a specific underlying commodity or financial instrument at a specified price on the contract maturity date (or to settle the value for cash). Futures contracts are exchange traded.

(iv) Options – an option contract gives the option holder the right, but not the obligation, to buy or sell a specified amount of a given commodity or financial instrument at a specified price during a certain period or on a specific date. The writer of the option contract is obliged to perform if the holder exercises the right contained therein.

(e) Securitisation
During the year mortgages totalling $1,413 million (2001: $1,265 million) were sold into a securitisation vehicle. At 31 December 2002 AMP has outstanding securitised assets amounting to $2,322 million (2001: $1,462 million) after allowing for amortisation of the initial assets securitised.

The securities issued by the securitisation programmes do not represent deposits or other liabilities of the Group. The Group does not in any way stand behind the capital value and/or performance of the securities or the assets of the programme except to the limited extent provided in the transaction documents for the programme through the provision of arm's length services and facilities as outlined in Note 1(ee). The Group does not guarantee the payment of interest or the repayment of principal due on the securities. The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support. The Group has no right to repurchase any of the securitised loans and no obligation to do so.

25. Financial instruments continued

(f) Terms, conditions and accounting policies

The accounting policies and terms and conditions for each class of financial asset and financial liability at the balance date are outlined in Note 1. Further details in relation to the terms and conditions of financial instruments are also provided in Note 15 in relation to subordinated debt and Note 24 in relation to cash, deposits and financing arrangements.

Terms and conditions relating to borrowings are outlined following:

		CONSOLIDATED		PARENT	
	NOTE	2002 A$ MILLION	2001 A$ MILLION	2002 A$ MILLION	2001 A$ MILLION
Bonds and notes					
A$98 million (2001: A$200 million) Medium Term Notes (at weighted average rate of 4.75% maturing in November 2003)		**98**	200	–	–
A$400 million Medium Term Notes (at weighted average rate of 5.5% maturing in April 2004)		**400**	400	–	–
DEM1 billion Euro Medium Term Note (at 4.875% maturing November 2008)		**1,016**	1,010	–	–
Domestic Commercial Paper (at various rates maturing in less than 1 year)		**25**	228	–	–
Euro Commercial Paper (various short term discounted securities issued with a maturity of less than 1 year)		**561**	1,865	–	–
Floating Rate Notes (at 6 month LIBOR – 1% maturing March 2006)		**31**	33	–	–
GBP40 million Floating Rate Note (at 3 month LIBOR + 0.3% maturing November 2003)		**114**	114	–	–
GBP60 million Floating Rate Notes (at 3 month LIBOR + 0.22% maturing February 2002)		–	171	–	–
GBP160 million Euro Medium Term Note (at 6.375% maturing November 2010)		**454**	450	–	–
Henderson Floating Rate Notes due 2004		**3**	5	–	–
Negotiable Certificates of Deposit (at various rates maturing predominantly in 1 – 3 months)		**901**	1,444	–	–
USD200 million Floating Rate Notes (at 3 month LIBOR + 0.25% maturing June 2003)		**379**	376	–	–
Total bonds and notes	14	**3,982**	6,296	–	–

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings

Details of investments in controlled entities are as follows:

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
1 York Street Holdings Pty Limited	Australia	Ord		**100**	100
145 Old Pittwater Road Pty Limited	Australia	Ord		**100**	100
255 George Street Investment A Pty Limited	Australia	Ord		**100**	100
255 George Street Investment B Pty Limited	Australia	Ord		**100**	100
321 Holdings Pty Ltd	Australia	Ord	1,2	**–**	–
345 Nominees Pty Limited	Australia	Ord	2	**–**	100
500 Collins Street Pty Limited	Australia	Ord A,B,C		**100**	100
A and B Properties Pty Limited	Australia	Ord		**100**	100
A.C.N. 063 600 260 Pty Limited	Australia	Ord		**100**	100
A.C.N. 086 091 643 Pty Limited	Australia	Ord		**100**	100
A.C.N. 086 091 689 Pty Limited	Australia	Ord		**100**	100
AASM Pty Limited	Australia	Ord	2	**–**	100
Abbey Capital Properties (NSW) Pty Limited	Australia	Ord		**100**	100
Abbey Capital Real Estate Pty Limited	Australia	Ord		**100**	100
ADP NZ Finance Company Limited	NZ	Ord	1,6	**100**	–
Advisaz Limited	UK	Ord		**100**	100
AG Australia Holdings Limited	Australia	Ord		**100**	100
AG Life Limited	Australia	Ord		**100**	100
Akimbo Nominees Limited	Hong Kong	Ord		**100**	100
Alaska Fibre Star LLC	USA	N/A	2,4	**–**	90
Alaska Northstar Communications LLC	USA	N/A	2,4	**–**	90
Alcobendas Entrust Limited	UK	Ord		**100**	100
Allmarg Corporation Limited	NZ	Ord, Pref		**100**	100
AMP (Bermuda) Limited	Bermuda	Ord, Red Pref		**100**	100
AMP (Buchanan Galleries) Limited	UK	Ord		**100**	100
AMP (NPI) Finance Limited	UK	Ord, Pref		**100**	100
AMP (NPI) Holdings Limited	UK	Ord A, Participating B		**100**	100
AMP (NPI) Payments Limited	UK	Ord		**100**	100
AMP (UK) Finance Services Plc	UK	Ord		**100**	100
AMP (UK) Financial Planning Limited	UK	Ord		**100**	100
AMP (UK) Financial Services Limited	UK	Ord		**100**	100
AMP (UK) Investment Services 2 Limited	UK	Ord		**100**	100
AMP (UK) Investment Services Limited	UK	Ord, Ord A		**100**	100
AMP (UK) PGI Limited	UK	Ord		**100**	100
AMP (UK) Plc	UK	Ord, Pref A,C		**100**	100
AMP (UK) Services Limited	UK	Ord		**100**	100
AMP (UK) Trustees Limited	UK	Ord		**100**	100
AMP AFSL Limited	Australia	Ord	1	**100**	–
AMP Annuities Limited	Australia	Ord		**100**	100
AMP ASAL Pty Ltd	Australia	Ord		**100**	100
AMP Asset Management Limited	UK	Ord		**100**	100
AMP Australia Nominees Pty Limited	Australia	Ord	6	**100**	100
AMP Australian Financial Services Holdings Limited	Australia	Ord	1,6	**100**	–
AMP Australian Real Estate Holdings Pty Limited	Australia	Ord		**100**	100
AMP Bank Limited	Australia	Ord		**100**	100
AMP Bayswater Coal Pty Limited	Australia	Ord		**100**	100
AMP Buchanan Plc	UK	Ord		**100**	100
AMP Capital Holdings Limited	NZ	Ord		**100**	100
AMP Capital Investments Limited	NZ	Ord A,B, Pref		**90**	90
AMP Capital Investments No. 2 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Capital Investments No. 4 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Capital Investments No. 5 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Capital Investments No. 7 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Capital Investments No. 8 Limited	NZ	Ord A,B, Pref		**90**	90

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
AMP Capital Investments No. 9 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Capital Investments No. 10 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Capital Investments No. 11 Limited	NZ	Ord A, B		**90**	90
AMP Capital Investments No. 12 Limited	NZ	Ord A, B	1	**90**	–
AMP Chile Holdings Limitada	Chile	N/A		**100**	100
AMP Consulting Pty Limited	Australia	Ord		**100**	100
AMP Custodial Investments No. 1 Limited	NZ	Ord A,B, Pref		**90**	90
AMP Custodian Services (NZ) Limited	NZ	Ord		**100**	100
AMP European Holdings Limited (formerly AMP International & Technology Ventures Limited)	UK	Ord		**100**	100
AMP Finance Limited	Australia	Ord		**100**	100
AMP Finance Services Limited	Australia	Ord		**100**	100
AMP Financial Investment Group Holdings Limited	Australia	Ord		**100**	100
AMP Financial Planning Pty Limited	Australia	Ord		**100**	100
AMP Financial Services (Asia) Pte Limited	Singapore	Ord		**100**	100
AMP Financial Services Holdings Limited	Australia	Ord		**100**	100
AMP GBS Limited (formerly GIO Building Society Limited)	Australia	Fixed		**100**	100
AMP General Insurance Holdings Limited	Australia	Ord		**100**	100
AMP General Insurance Limited	Australia	Ord		**100**	100
AMP GI Distribution Pty Limited	Australia	Ord		**100**	100
AMP Global Property Investments Pty Limited	Australia	Ord		**100**	100
AMP Group Finance Services Limited	Australia	Ord		**100**	100
AMP Group Holdings Limited	Australia	Ord		**100**	100
AMP Group Services Limited	Australia	Ord		**100**	100
AMP Guardians Pty Limited	Australia	Ord		**100**	100
AMP Henderson Asset Management Limited	Australia	Ord		**100**	100
AMP Henderson Global Investors (New Zealand) Limited	NZ	Ord		**100**	100
AMP Henderson Global Investors Limitada	Chile	Ord		**100**	100
AMP Henderson Global Investors Limited	Australia	Ord		**100**	100
AMP Henderson Holdings Limited (formerly AMP Asset Management Holdings Limited)	Australia	Ord		**100**	100
AMP Henderson Property Nominees Limited	Australia	Ord		**100**	100
AMP Holdings Limited	Australia	Ord A,B, B Class Red Pref		**100**	100
AMP IFA Holdings Limited	Australia	Ord A,B		**100**	100
AMP Insurance Investment Holdings Pty Limited	Australia	Ord		**100**	100
AMP Interactive Investor Limited	UK	Ord		**100**	100
AMP International (Holdings) S.A.	Luxembourg	Ord		**100**	100
AMP International Holdings Limited	UK	Ord		**100**	100
AMP International Management Services S.A	Luxembourg	Ord		**100**	100
AMP Invest Plc	UK	Ord A,B		**100**	100
AMP Investment Management (NZ) Limited	NZ	Ord		**100**	100
AMP Investment Services No. 2 Pty Limited	Australia	Ord	6	**100**	100
AMP Investment Services Pty Limited	Australia	Ord		**100**	100
AMP Japan Co. Limited	Japan	Ord		**100**	100
AMP Life Limited	Australia	Ord		**100**	100
AMP-Medallist Investor, Inc	USA	Ord	6	**100**	100
AMP New Ventures Limited (formerly AMP Life (UK) Limited)	UK	Ord		**100**	100
AMP NZSSP Trustee Limited	NZ	Ord	1	**100**	–
AMP Overseas Investments (NZ) Limited	NZ	Ord		**100**	100
AMP Pensions Administration Limited (formerly Cogent Pensions Administration Limited)	UK	Ord		**100**	100
AMP Personal Investment Services Limited	Australia	Ord		**100**	100
AMP Portfolio Managers Limited	UK	Ord		**100**	100
AMP Private Capital New Zealand Limited	NZ	Ord		**100**	100
AMP Private Capital No. 2 Pty Limited	Australia	Ord		**100**	100

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
AMP Private Capital NZ Holdings Limited	NZ	Ord		**100**	100
AMP Private Investments Pty Limited	Australia	Ord		**100**	100
AMP Property Investments (Qld) Pty Limited	Australia	Ord		**100**	100
AMP Real Estate Pty Limited	Australia	Ord	6	**100**	100
AMP Remuneration Reward Plans Nominees Pty Limited	Australia	Ord		**100**	100
AMP Securities Co. Limited	Japan	Ord		**100**	100
AMP Service Software Development (NZ) Limited	NZ	Ord		**100**	100
AMP Services (NZ) Limited	NZ	Ord		**100**	100
AMP Services Holdings Limited	Australia	Ord		**100**	100
AMP Services Limited	Australia	Ord		**100**	100
AMP Shopping Centres Pty Limited	Australia	Ord		**100**	100
AMP Society Pty Limited	Australia	Ord		**100**	100
A.M.P. Superannuation Limited	Australia	Ord		**100**	100
AMP Superannuation (NZ) Limited	NZ	Ord		**100**	100
AMP Superannuation Investment Trustee (NZ) Limited	NZ	Ord		**100**	100
AMP Technology Ventures Limited	UK	Ord		**100**	100
AMP US Holdings Co	USA	Ord		**100**	100
AMP Virgin Holdings Limited	UK	Ord		**100**	100
A.M.P. Workers' Compensation Services (N.S.W.) Limited	Australia	Ord		**100**	100
AMP Workers' Compensation Services (VIC) Limited	Australia	Ord		**100**	100
AMP/ERGO Mortgage and Savings Limited	NZ	Ord		**100**	100
AMPG (1992) Limited	Australia	Ord		**100**	100
Ample Investment Limited	UK	Ord		**100**	100
Arrive Wealth Management Limited (formerly AMP Plus Limited)	Australia	Ord		**100**	100
Australian Mutual Provident Society Pty Limited	Australia	Ord		**100**	100
Australian Securities Administration Limited	Australia	Ord		**100**	100
Balclutha Holdings Limited	NZ	Ord, Pref		**100**	78
Basil Investments Limited	UK	Ord A, Pref B		**100**	100
Bolfend Pty Limited	Australia	Ord		**100**	100
Carillon Avenue Pty Limited	Australia	Ord		**93**	100
Celbella Pty Limited	Australia	Ord	2	**–**	100
Charter Sense Investments Limited	Hong Kong	Ord		**100**	100
Cinema Entrust Limited	UK	Ord		**100**	100
Cliffpath Pty Limited	Australia	Ord	2	**–**	100
Cloud Investments Limited	NZ	Ord		**100**	100
Cobalt Runoff Services Limited	Australia	Ord		**100**	100
Cogent Investment Operations Ireland Limited	Ireland	Ord	2	**–**	100
Cogent Investment Operations Jersey Limited	Jersey	Ord	2	**–**	100
Cogent Investment Operations Limited	UK	Ord	2	**–**	100
Cogent Investment Operations Luxembourg SA	Luxembourg	Ord	2	**–**	100
Cogent Investment Operations Pty Limited	Australia	Ord	2	**–**	100
Cogent Nominees (NZ) Limited	NZ	Ord	2	**–**	100
Cogent Nominees Pty Limited	Australia	Ord	2	**–**	100
Cogent Operations Limited	UK	Ord	2	**–**	100
Cogent Secretarial Services Limited	UK	Ord	2	**–**	100
Cogent Securities Pty Limited	Australia	Ord	2	**–**	100
Collins Place No. 2 Pty Limited	Australia	Ord		**100**	100
Collins Place Pty Limited	Australia	Ord		**100**	100
Commercial & Industrial Management Pty Limited (formerly AMP Commercial Property Management Pty Limited)	Australia	Ord		**100**	100
Compania Contractual Minera Equatorial Resources	Chile	Ord		**95**	95
Compania Contractual Minera Leonor	Chile	Ord A,B		**95**	95
Compania Contractual Minera Pabellon	Chile	Ord		**51**	51
Crescent Centre Bristol (No.1) Limited	UK	Ord	1	**100**	–
Crescent Centre Bristol (No.2) Limited	UK	Ord	1	**100**	–
CSC Information Systems Limited	UK	Ord A,B	6,7	**25**	25

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
Culinary Air Limited	NZ	Ord		**100**	100
DTB Nominees Pty Limited	Australia	Ord	2	**–**	100
Eagle Towers Pty Limited	Australia	Ord		**100**	100
ELOANNZ.CO.NZ LIMITED	NZ	Ord		**100**	100
Equatorial Mineral Park, Inc	USA	Ord		**95**	95
Equatorial Mining Limited	Australia	Ord		**95**	95
Equatorial Mining North America, Inc	USA	Ord, Pref		**95**	95
Equatorial Nova Scotia Corp	Canada	Ord		**95**	95
Equatorial Resources Limited	Bermuda	Pref		**95**	95
Equatorial Tonopah, Inc	USA	Ord, Pref		**95**	95
Equatorial Treasure Limited	Bermuda	Ord, Pref		**95**	95
Equitorial Zonia, Inc	USA	Ord	2	**–**	95
ERGO Personal Financial Services Limited	NZ	Ord		**100**	100
Financial Services Distribution Limited	NZ	Ord		**100**	100
Forms Investment Limited	NZ	Ord		**100**	100
Frozen Foods Investment Limited	NZ	Ord		**100**	100
GIO Superannuation Guardian Pty Limited	Australia	Ord	2	**–**	100
GIO Workers Compensation (SA) Pty Limited	Australia	Ord	2	**–**	100
Gordian Mortgage Insurance Limited	Australia	Ord		**100**	100
Gordian RunOff (UK) Limited	UK	Ord		**100**	100
Gordian RunOff Limited	Australia	Ord, Pref A,B,C,D		**100**	100
GRW Group Pty Limited	Australia	Ord	2,3	**–**	100
GRW Property Limited	Australia	Ord	2,3	**–**	100
Guthrie Herrington & Co Limited	UK	Ord		**100**	100
Henderson (Bull Ring) Limited	UK	Ord		**100**	100
Henderson (Covent Garden) Limited	UK	Ord		**100**	100
Henderson (Martineau Phase 1) Limited	UK	Ord		**100**	100
Henderson (Martineau Phase 2) Limited	UK	Ord		**100**	100
Henderson (Moor House) Limited	UK	Ord		**100**	100
Henderson (Potteries) Limited	UK	Ord	1	**100**	–
Henderson Administration (Guernsey) Limited	Guernsey	Ord		**100**	100
Henderson Administration Group Limited	UK	Ord		**100**	100
Henderson Administration International Holdings Limited	UK	Ord, Part Pref		**100**	100
Henderson Administration Limited	UK	Ord		**100**	100
Henderson Administration Services Limited	UK	Ord		**100**	100
Henderson Administration Trustees Limited	UK	Ord	1	**100**	–
Henderson BR Birmingham Limited	UK	Ord		**100**	100
Henderson Equity Partners Limited	UK	Ord		**100**	100
Henderson Fund Management Plc	UK	Ord		**100**	100
Henderson Fund Management Stakeholder GP Limited	UK	Ord		**100**	100
Henderson Global Investors (France) SAS	France	Ord	1	**100**	–
Henderson Global Investors (Holdings) Plc	UK	Ord		**100**	100
Henderson Global Investors (Hong Kong) Limited	Hong Kong	Ord		**100**	100
Henderson Global Investors (International Holdings) BV	Netherlands	Ord		**100**	100
Henderson Global Investors (Japan) KK	Japan	Ord	8	**100**	100
Henderson Global Investors (Jersey) Limited	Jersey	Ord		**100**	100
Henderson Global Investors (North America) Inc	USA	Ord		**100**	100
Henderson Global Investors (Singapore) Limited	Singapore	Ord		**100**	100
Henderson Global Investors (Switzerland) AG	Switzerland	Ord	1	**100**	–
Henderson Global Investors BV	Netherlands	Ord		**100**	100
Henderson Global Investors Equity Planning Inc	USA	Ord		**100**	100
Henderson Global Investors GP LLC	USA	Ord	1	**100**	–
Henderson Global Investors Limited	UK	Ord		**100**	100
Henderson Global Investors (Ireland) Limited	Ireland	Ord	1	**100**	–
Henderson Global Investors Stakeholder GP Limited	UK	Ord		**100**	100
Henderson Independent Fund Management SA	Luxembourg	Ord		**100**	100
Henderson International Inc	USA	Ord		**100**	100

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
Henderson Invest Limited	UK	Ord		**100**	100
Henderson Investment Funds Limited	UK	Ord		**100**	100
Henderson Investment Management Limited	UK	Ord		**100**	100
Henderson Investors Limited	UK	Ord		**100**	100
Henderson Management SA	Luxembourg	Ord		**100**	100
Henderson MG Birmingham Limited	UK	Ord		**100**	100
Henderson MP Birmingham Limited	UK	Ord		**100**	100
Henderson Nominees Limited	UK	Ord	2	**–**	100
Henderson North American Partners	USA	N/A	2	**–**	100
Henderson Premier Greenford Limited	UK	Ord		**100**	100
Henderson Private Capital (GP) Limited	Scotland	Ord		**100**	100
Henderson Private Capital Limited	UK	Ord		**100**	100
Henderson Private Capital Pty Limited (formerly AMP Private Capital Pty Limited)	Australia	Ord	6	**100**	100
Henderson Property Management (Jersey) Limited	Jersey	Ord	6	**100**	100
Henderson Real Estate Strategy Limited	UK	Ord		**100**	100
Henderson Secretarial Services Limited	UK	Ord		**100**	100
Henderson Touche Remnant (Guernsey) Limited	Guernsey	Ord		**100**	100
Henderson Trust Company Limited	Jersey	Ord		**100**	100
HGI Investment Holdings Pty Limited	Australia	Ord	1	**100**	–
HGP2 Limited	Scotland	Ord	1	**100**	–
HGP3 Limited	Scotland	Ord	1	**100**	–
HGP4 Limited	Scotland	Ord	1	**100**	–
HGP5 Limited	Scotland	Ord	1	**100**	–
Hillross Financial Services Pty Limited	Australia	Ord		**100**	100
HPC Nominees Limited (formerly AMP Nominees Limited)	UK	Ord		**100**	100
INSSA Pty Limited	Australia	Ord		**100**	100
Interactive Investor (Overseas) Limited	UK	Ord		**100**	100
Interactive Investor International (SA) Pty Limited	South Africa	Ord	6	**100**	100
Interactive Investor Limited	UK	Ord		**100**	100
Interactive Investor Solutions Limited	UK	Ord		**100**	100
Interactive Investor Trading Limited	UK	Ord		**100**	100
Interactive Markets (Asia) Limited	HK	Ord		**100**	100
Interactive Markets Limited	UK	Ord		**100**	100
Inversiones Mineras Los Andes Limitada	Chile	Ord		**100**	100
Investment Services Nominees Pty Limited	Australia	Ord		**100**	100
JAMPS (Bermuda) Limited	Bermuda	Ord	2	**–**	70
Jetcloud Pty Limited	Australia	Ord		**100**	70
Kadella Park Pty Limited	Australia	Ord		**100**	100
Kent Street Pty Limited	Australia	Ord		**100**	100
KMH Holdings Pty Limited	Australia	Red Pref		**100**	100
Knox City Shopping Centre Investments (No. 2) Pty Limited	Australia	Ord		**100**	100
London Life (3 Henrietta Street) Limited	UK	Ord	1	**100**	–
London Life (7/8 Henrietta Street) Limited	UK	Ord	1	**100**	–
London Life (9 Henrietta Street) Limited	UK	Ord	1	**100**	–
London Life (10 Henrietta Street) Limited	UK	Ord	1	**100**	–
London Life (11 Henrietta Street) Limited	UK	Ord	1	**100**	–
London Life (12/13 Henrietta Street) Limited	UK	Ord	1	**100**	–
London Life (17/18 Henrietta Street) Limited	UK	Ord	1	**100**	–
London Life (30 Maiden Lane) Limited	UK	Ord	1	**100**	–
London Life (40/41 Maiden Lane) Limited	UK	Ord	1	**100**	–
London Life (Caxton Court) Limited (formerly London Life (4 Henrietta Street) Limited)	UK	Ord	1	**100**	–
London Life (Four Pools) Limited	UK	Ord		**100**	100
London Life (Hambridge) Limited	UK	Ord		**100**	100
London Life (High Road, Whetstone) Limited	UK	Ord		**100**	100
London Life (Lochside Court) Limited	UK	Ord		**100**	100

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
London Life (Marsh Barton) Limited	UK	Ord	2	–	100
London Life (Norton Folgate) Limited	UK	Ord	1	**100**	–
London Life (Oldham Broadway) Limited	UK	Ord		**100**	100
London Life (Oxford SP) Limited	UK	Ord		**100**	100
London Life (Picketts Lock) Limited	UK	Ord		**100**	100
London Life (Rivergate) Limited	UK	Ord		**100**	100
London Life (Solihull) Limited	UK	Ord	2	–	100
London Life (Union Park) Limited	UK	Ord		**100**	100
London Life (Wharf) Limited	UK	Ord		**100**	100
London Life (Wincheap) Limited	UK	Ord		**100**	100
London Life Grosvenor Crescent Limited	UK	Ord	2	–	100
London Life Group Services Limited	UK	Ord		**100**	100
London Life Holdings Limited	UK	Ord		**100**	100
London Life Limited	UK	Ord		**100**	100
London Life Linked Assurances Limited	UK	Ord		**100**	100
London Life Trustees Limited	UK	Ord		**100**	100
Lonsdale Management Pty Limited	Australia	Ord	2	–	100
Marina Entrust Limited	UK	Ord	2	–	100
Maritime Insurance Agency (NZ) Pty Limited	NZ	Ord	2	–	100
Medallist AMP Golf Holdings Pty Limited	Australia	Ord	6	**80**	80
Mermaid Nominees Limited	UK	Ord	2	–	100
Merson (Qld) Pty Limited	Australia	Ord		**100**	100
Merson Property Pty Limited	Australia	Ord, Red Pref		**100**	100
Michie European Holdings BV	Netherlands	Ord		**100**	100
Mowla Pty Limited	Australia	Ord		**100**	100
Muirfield Properties Pty Limited	Australia	Ord		**100**	100
Narrawa Pty Limited	Australia	Ord		**100**	100
National Provident Institution	UK	N/A		**100**	100
National Provident Life Limited	UK	Ord		**100**	100
New London Properties Limited	UK	Ord, Cum Pref		**100**	100
NP Life Holdings Limited	UK	Ord, Ord B		**100**	100
NPI (10 Gt Newport) Limited	UK	Ord		**100**	100
NPI (10 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (103 Broad Street) Limited	UK	Ord		**100**	100
NPI (107 Peascod) Limited	UK	Ord	2	–	100
NPI (118 High Street Winchester) Limited	UK	Ord	2	–	100
NPI (12 Eastgate) Limited	UK	Ord		**100**	100
NPI (17/18 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (201 High Street Cheltenham) Limited	UK	Ord		**100**	100
NPI (226 Sauchiehall) Limited	UK	Ord		**100**	100
NPI (28/29 Southampton Street) Limited	UK	Ord	1	**100**	–
NPI (3 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (30 Maiden Lane) Limited	UK	Ord	1	**100**	–
NPI (31 Cornmarket) Limited	UK	Ord		**100**	100
NPI (4 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (40/41 Maiden Lane) Limited	UK	Ord	1	**100**	–
NPI (41 Kingsway) Limited	UK	Ord		**100**	100
NPI (42/43 Maiden Lane) Limited	UK	Ord	1	**100**	–
NPI (4 – 6 Commercial Street, Leeds) Limited	UK	Ord	1	**100**	–
NPI (55 Temple Row, Birmingham) Limited	UK	Ord	1	**100**	–
NPI (67/68 Long Acre) Limited	UK	Ord		**100**	100
NPI (7/8 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (9 Henrietta Street) Limited	UK	Ord	1	**100**	–
NPI (Acton Lane) Limited	UK	Ord		**100**	100
NPI (Aspen) Limited	UK	Ord		**100**	100
NPI (Aztec West) Limited	UK	Ord		**100**	100
NPI (Belford) Limited	UK	Ord	2	–	100

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
NPI (Brandon Road) Limited	UK	Ord		**100**	100
NPI (Broadway) Limited	UK	Ord		**100**	100
NPI (CBX) Limited	UK	Ord		**100**	100
NPI (Chesford Grange) Limited	UK	Ord	2	–	100
NPI (Clarendon Road) Limited	UK	Ord		**100**	100
NPI (Corinthian House) Limited	UK	Ord		**100**	100
NPI (County Oak) Limited	UK	Ord	2	–	100
NPI (Cranmer House) Limited	UK	Ord		**100**	100
NPI (Cribbs Causeway) Limited	UK	Ord		**100**	100
NPI (Crossways) Limited	UK	Ord		**100**	100
NPI (Crossweys Guildford) Limited	UK	Ord	2	–	100
NPI (East Brickhill, Milton Keynes) Limited	UK	Ord		**100**	100
NPI (Gentleman's Walk) Limited	UK	Ord	2	–	100
NPI (Heathfield Road) Limited	UK	Ord		**100**	100
NPI (Hendon) Limited	UK	Ord		**100**	100
NPI (Hook) Limited	UK	Ord		**100**	100
NPI (Interplex 16) Limited	UK	Ord		**100**	100
NPI (IT, Maidenhead) Limited	UK	Ord		**100**	100
NPI (Kimpton) Limited	UK	Ord		**100**	100
NPI (Kings Road Reading) Limited	UK	Ord	2	–	100
NPI (Lexicon) Limited	UK	Ord		**100**	100
NPI (Linkmel) Limited	UK	Ord	2	–	100
NPI (Lister Road) Limited	UK	Ord		**100**	100
NPI (Long Acre) Limited	UK	Ord		**100**	100
NPI (Marlow) Limited	UK	Ord		**100**	100
NPI (Maylands 1) Limited	UK	Ord	1	**100**	–
NPI (Maylands 2) Limited	UK	Ord	1	**100**	–
NPI (Merlin Place) Limited	UK	Ord		**100**	100
NPI (Mile End) Limited	UK	Ord		**100**	100
NPI (Mount Pleasant) Limited	UK	Ord	2	–	100
NPI (Old Jewry) Limited	UK	Ord	2	–	100
NPI (Petty Cury) Limited	UK	Ord		**100**	100
NPI (Phase 20 GBP) Limited	UK	Ord		**100**	100
NPI (Phase 21 GBP) Limited	UK	Ord		**100**	100
NPI (Phase 9 GBP) Limited	UK	Ord		**100**	100
NPI (Piercy House) Limited	UK	Ord		**100**	100
NPI (Poplar) Limited	UK	Ord		**100**	100
NPI (Princes Road) Limited	UK	Ord	2	–	100
NPI (Printworks) Limited	UK	Ord		**100**	100
NPI (Queen Annes Gate) Limited	UK	Ord		**100**	100
NPI (Ranger House) Limited	UK	Ord		**100**	100
NPI (Roddis House) Limited	UK	Ord	2	–	100
NPI (Rutland Court) Limited	UK	Ord		**100**	100
NPI (Sitel House) Limited	UK	Ord		**100**	100
NPI (St Catherines) Limited	UK	Ord		**100**	100
NPI (St Martins Place) Limited	UK	Ord		**100**	100
NPI (St Vincent Street) Limited	UK	Ord	2	–	100
NPI (Stonecutter Square) Limited	UK	Ord		**100**	100
NPI (Stonecutter, Bristol) No. 1 Limited	UK	Ord		**100**	100
NPI (Stonecutter, Bristol) No. 2 Limited	UK	Ord		**100**	100
NPI (Stratford) Limited	UK	Ord	2	–	100
NPI (Temple Row) Limited	UK	Ord		**100**	100
NPI (Troy Court) Limited	UK	Ord		**100**	100
NPI (Vastern Court) Limited	UK	Ord	2	–	100
NPI (Victoria Square) Limited	UK	Ord		**100**	100
NPI (Westgate) Limited	UK	Ord		**100**	100
NPI Annuities Limited	UK	Ord		**100**	100

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
NPI Asset Management Limited	UK	Ord		**100**	100
NPI Finance Plc	UK	Ord		**100**	100
NPI International Dublin Limited	Ireland	Ord		**100**	100
NPI Investment Managers Limited	UK	Ord		**100**	100
NPI Limited	UK	Ord		**100**	100
NPI Managed Properties Limited	UK	Ord		**100**	100
NPI Properties Limited	UK	Ord		**100**	100
NPI Self Invested Personal Pensions Limited	UK	Ord		**100**	100
Oyster Holding Company Limited	UK	Ord		**100**	100
Oyster Overseas Limited	UK	Ord		**100**	100
Pacemaker Limited	UK	Ord		**100**	100
Palmcord Holdings Pty Limited	Australia	Ord	2	**–**	100
Parentcraft Pty Limited	Australia	Ord A,B	2	**–**	51
Pearl (1/9 Friar Lane) Limited	UK	Ord		**100**	100
Pearl (12/18 St Stephens Street) Limited	UK	Ord		**100**	100
Pearl (21 South Gyle Crescent) Limited	UK	Ord		**100**	100
Pearl (29/30 Commercial Street) Limited	UK	Ord		**100**	100
Pearl (40 Marsh Wall) Limited	UK	Ord		**100**	100
Pearl (55 Bishopsgate) Limited	UK	Ord	2	**–**	100
Pearl (76/77 Princes Street) Limited	UK	Ord		**100**	100
Pearl (Alcobendas) Limited	UK	Ord		**100**	100
Pearl (Alder Castle) Limited	UK	Ord		**100**	100
Pearl (Bampton Way) Limited	UK	Ord		**100**	100
Pearl (Barwell) Limited	UK	Ord	2	**–**	100
Pearl (Barwell 2) Limited (formerly Pearl (19/20 New Bond Street) Limited)	UK	Ord		**100**	100
Pearl (Blakelands 1) Limited	Jersey	Ord	1	**100**	–
Pearl (Blakelands 2) Limited	Jersey	Ord	1	**100**	–
Pearl (Blakelands 3) Limited	UK	Ord	1	**100**	–
Pearl (Blythswood Square) Limited	UK	Ord	2	**–**	100
Pearl (Bridge St) Limited	UK	Ord		**100**	100
Pearl (Brighton Marina 2) Limited	UK	Ord		**100**	100
Pearl (Brunswick 1) Limited	Jersey	Ord	1	**100**	–
Pearl (Brunswick 2) Limited	Jersey	Ord	1	**100**	–
Pearl (Brunswick 3) Limited	UK	Ord	1	**100**	–
Pearl (Buchanan Galleries) Limited	UK	Ord		**100**	100
Pearl (CASA II) USA Inc	USA	Ord	1	**100**	–
Pearl (Castle Street/George Street) Limited	UK	Ord		**100**	100
Pearl (Chiswick House) Limited	UK	Ord		**100**	100
Pearl (Commonwealth House) Limited	UK	Ord		**100**	100
Pearl (Cutlers Court) Limited	UK	Ord		**100**	100
Pearl (Dimensions) Limited	UK	Ord		**100**	100
Pearl (Ellerman House) Limited	UK	Ord		**100**	100
Pearl (Exchange House, Wakefield) Limited (formerly Pearl (184-190 Oxford Street) Limited)	UK	Ord		**100**	100
Pearl (Factory Lane, Croydon) Limited	UK	Ord		**100**	100
Pearl (Farnborough Gate) Limited	UK	Ord		**100**	100
Pearl (Five Ways) Limited	UK	Ord	1	**100**	–
Pearl (Grand Island) Limited	UK	Ord		**100**	100
Pearl (High Street, EXETER) Limited	UK	Ord	2	**–**	100
Pearl (High Wycombe) Limited	UK	Ord		**100**	100
Pearl (Highland Landmark III) USA Inc.	USA	Ord		**100**	100
Pearl (Holbrook House) Limited	UK	Ord		**100**	100
Pearl (Hounds Hill) Limited	UK	Ord		**100**	100
Pearl (Hounds Hill 2) Limited	UK	Ord	1,2	**–**	–
Pearl (Hounds Hill 3) Limited	UK	Ord	1,2	**–**	–

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
Pearl (Icerenkoy) Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		**100**	100
Pearl (Key West, Slough) Limited	UK	Ord		**100**	100
Pearl (Kingsley House 1) Ltd	UK	Ord	1	**100**	–
Pearl (Kingsley House 2) Ltd	UK	Ord	1	**100**	–
Pearl (Midway MK) Limited	UK	Ord		**100**	100
Pearl (Moor House 1) Limited (formerly Pearl Nicholsons Centre) Limited)	UK	Ord		**100**	100
Pearl (Moor House 2) Limited (formerly Pearl (Rockingham House) Limited)	UK	Ord		**100**	100
Pearl (New Bridge Street West) Limited	UK	Ord		**100**	100
Pearl (Orbital Park) Limited	UK	Ord		**100**	100
Pearl (Park Place, Leeds) Limited	UK	Ord	2	**–**	100
Pearl (Parkway Bridge) Limited	UK	Ord		**100**	100
Pearl (Potteries) Limited	UK	Ord		**100**	100
Pearl (Premier Park 1) Limited	Jersey	Ord	1	**100**	–
Pearl (Premier Park 2) Limited	Jersey	Ord	1	**100**	–
Pearl (Princes Quay) Limited	UK	Ord		**100**	100
Pearl (Print Works) Limited	UK	Ord		**100**	100
Pearl (Quadrant) Limited	UK	Ord		**100**	100
Pearl (St Georges St, CANTERBURY) Limited	UK	Ord		**100**	100
Pearl (Stockingswater Lane) Limited	UK	Ord		**100**	100
Pearl (Stockley Park) Limited	UK	Ord		**100**	100
Pearl (Tavistock Road) Limited	UK	Ord		**100**	100
Pearl (Turkey) Limited	UK	Ord		**100**	100
Pearl (Vere Street) Limited	UK	Ord	2	**–**	100
Pearl (Waverley House) Limited	UK	Ord		**100**	100
Pearl (Wexham Springs) Limited	UK	Ord		**100**	100
Pearl (Winter's Building) Limited	UK	Ord		**100**	100
Pearl Assurance (Unit Funds) Limited	UK	Ord		**100**	100
Pearl Assurance (Unit Linked Pensions) Limited	UK	Ord		**100**	100
Pearl Assurance Group Holdings Limited	UK	Ord		**100**	100
Pearl Assurance Plc	UK	Ord A,B		**100**	100
Pearl Developments Limited	UK	Ord		**100**	100
Pearl Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		**100**	100
Pearl Group Limited	UK	Ord A,B,C, Pref		**100**	100
Pearl ISA Limited	UK	Ord		**100**	100
Pearl Trustees Limited	UK	Ord		**100**	100
Pearl Unit Trusts Limited	UK	Ord		**100**	100
Pearlinvest Limited	UK	Ord		**100**	100
Premier One Mortgage Advice Pty Limited	Australia	Ord	1	**100**	–
Priority One Agency Services Pty Ltd	Australia	Ord		**100**	100
Priority One Financial Services Limited	Australia	Ord		**100**	100
Puddle Dock Nominees Limited	UK	Ord	2	**–**	100
Quay Asset Management (Asia) Sdn Bhd	Malaysia	Ord	6	**100**	100
Quay Mining Pty Limited	Australia	Ord		**100**	100
Real Estate Strategy Limited	UK	Ord, Ord B		**100**	100
SADS Pty Limited	Australia	Ord	6	**100**	100
SAPM Limited	Australia	Ord		**100**	100
SAPS Limited	Australia	Ord A,B	2	**–**	100
Schroders Australia Management Services (Karrinyup) Pty Limited	Australia	Ord	2	**–**	100
Scrabster Bay Limited	Australia	Ord		**100**	100
Seek Holdings (NZ) Limited	NZ	Ord	1	**100**	–
Shanghai AMP Property Co Limited	China	Ord	6	**81**	81
Snalie Limited	UK	Ord, Ord A		**100**	100

26. Group controlled entity holdings *continued*

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	SHARE TYPE	REF	% HOLDINGS 2002	2001
South Pacific Agricultural Company Pty Limited	Australia	Ord	6	**100**	100
SPF Management Limited	Australia	Ord	2	–	100
Stanbroke Pastoral Company Pty Limited	Australia	Ord	6	**100**	100
Stonecutter GP Limited	UK	Ord	1	**100**	–
Tecient Pty Limited (formerly Genlis Pty Limited)	Australia	Ord		**100**	100
TGI Australia Limited	Australia	Ord		**100**	100
The India Infrastructure Fund LLC	Mauritius	Red Pref	6	**100**	100
The London Life Association Limited	UK	N/A		**100**	100
TLIM Nominees Limited	UK	Ord, Ord A		**100**	100
TOA Pty Limited	Australia	Ord		**100**	100
Touche Remnant Investment Management Limited	UK	Ord		**100**	100
Touche Remnant Property Co	UK	Ord, Non Cum Pref		**100**	100
Towry Law (Asia) Asset Management Sdn, Bhd	Malaysia	Ord	2	–	65
Towry Law (Asia) Holdings Limited	Cayman Islands	Ord, Redeemable		**100**	100
Towry Law (Asia) HK Limited	Hong Kong	Ord		**100**	100
Towry Law (Asia) Limited	Hong Kong	Ord		**100**	100
Towry Law (Asia) Nominees Limited	BVI	Ord		**100**	100
Towry Law (Asia) Services Limited	Hong Kong	Ord		**100**	100
Towry Law (Bevingtons) Limited	UK	Ord		**100**	100
Towry Law (SE Asia) Limited	Malaysia	Ord		**100**	100
Towry Law Central Services Limited	UK	Ord		**100**	100
Towry Law Financial Services (Ireland) Limited	Ireland	Ord	1	**100**	–
Towry Law Financial Services Limited	UK	Ord, Ord A, Pref		**100**	100
Towry Law Fraser Smith Limited	UK	Ord		**100**	100
Towry Law Insurance Brokers Limited	UK	Ord		**100**	100
Towry Law International (Bermuda) Limited	Bermuda	Ord		**100**	100
Towry Law International (Japan) Limited	Japan	Ord		**100**	100
Towry Law International (SA) (Pty) Limited	South Africa	Ord		**100**	100
Towry Law International Europe NV	Belgium	Ord		**100**	100
Towry Law International Limited	Jersey	Ord		**100**	100
Towry Law Investment Management Limited	UK	Ord		**100**	100
Towry Law Investment Services Limited	UK	Ord		**100**	100
Towry Law plc	UK	Ord		**100**	100
Towry Law Quest Trustee Limited	UK	Ord		**100**	100
Towry Law Trustee Company Limited	UK	Ord		**100**	100
TR Development Capital Investments Limited	Jersey	Ord A,B		**100**	100
Valley Beef Company Pty Limited	Australia	Ord	6	**55**	55
VHD Holdings Pty Limited	Australia	Ord	3	**100**	100
Victoria Avenue Nominees Limited	Australia	Ord		**100**	100
Warringah Mall Holdings Pty Limited	Australia	Ord		**100**	100
Warringah Mall Pty Limited	Australia	Ord		**100**	100
Waterfront Place (No. 2) Pty Limited	Australia	Ord		**100**	100
Waterfront Place (No. 3) Pty Limited	Australia	Ord		**100**	100
WCI Cable Inc	USA	Ord	4,5	–	90
WCI Holdings Pty Limited	Australia	Ord		**100**	100
World Net Communications Inc	USA	Ord, Pref	4,5	–	90

Notes:
1. Acquired in 2002.
2. Disposed in 2002.
3. Voluntary winding up was commenced in 2002.
4. All existing shares of stock were cancelled in 2002 for no consideration. AMP received no recovery in respect of its shares, although it is receiving partial recovery in respect of its debt.
5. Sold new shares to a third party purchaser in 2002.
6. Not audited by Ernst & Young.
7. Pearl Group Limited has 57% of the voting rights in this entity.
8. Not audited by Ernst & Young in 2001. Entities disposed during 2002 are no longer audited by Ernst & Young unless otherwise noted.

Overseas entities audited by Ernst & Young International firms unless stated otherwise.

Notes to the financial statements continued
for the year ended 31 December 2002

26. Group controlled entity holdings continued

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	REF	% HOLDINGS 2002	2001
3i Europe Investment Fund (formerly International Unlisted Investment Fund)	Australia		**100**	100
AMP Active Quant Share Fund	Australia		**94**	83
AMP Henderson International Share Trust	Australia		**–**	95
AMP Henderson Value Plus Aust Share Fund	Australia		**100**	–
AMP Investments Asia Pacific Power Fund	Australia		**100**	100
AMP Investments Australian Energy Fund	Australia		**82**	82
AMP Investments Australian Pacific Airports Fund	Australia		**58**	54
AMP Investments Infrastructure Debt Fund	Australia		**67**	62
AMP Investments Infrastructure Private Debt Fund No 2	Australia		**57**	58
AMP Liverpool Trust	Australia		**100**	100
AMP New Zealand Property Fund	NZ		**72**	75
AMP Premium Property Trust	NZ		**100**	100
AMP Property Securities Fund	NZ		**74**	–
AMP Private Capital Portfolio No. 1 Limited Partnership	Australia		**100**	100
AMP Private Capital Trust No.4	Australia		**100**	100
AMP Private Capital Trust No.9	Australia		**100**	100
AMP Reset Preferred Securities Trust	Australia	2	**–**	–
AMP Shopping Centre Holding Trust	Australia		**100**	100
AMP US Property Trust	Australia		**100**	100
AMPAM Bull Ring Fund	Australia		**100**	100
AMPAM Martineau Fund	Australia		**100**	100
AMPAM Martineau Galleries Fund	Australia		**100**	100
Asian Bond Fund	Australia		**100**	100
Australian Bond Index Fund	Australia		**–**	56
Australian Corporate Bond Fund	Australia		**78**	83
Australian Share Ex AMP Fund	Australia		**79**	76
Australian Share Index Fund	Australia		**85**	84
BT Wholesale International Share Fund	Australia		**72**	–
Balanced Growth Index Fund	Australia		**–**	99
Bishopsgate Property Trust	Australia		**100**	100
Bourke Place Unit Trust	Australia		**57**	57
Combined Asia Share Fund	Australia		**100**	100
Diversified Income Fund	Australia		**53**	–
Diversified Hi Yield Fund	Australia		**51**	–
Emerging Market Bond Fund	Australia		**77**	77

26. Group controlled entity holdings continued

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	REF	% HOLDINGS 2002	2001
Enhanced Property Securities Index Fund	Australia		**94**	91
Future Direction Aust Bond Fund	Australia		**76**	–
Future Direction International Bond Fund	Australia		**76**	–
Future Directions Fund	Australia		**94**	70
Future Directions Growth Fund	Australia		**94**	–
Global Emerging Market Share Fund	Australia		**79**	85
Global Growth Opportunities Fund	Australia		**78**	78
Global Property Securities Fund	Australia		**100**	–
Hedged International Share Fund	Australia		**93**	–
International Bond Index Fund	Australia		**91**	91
International Share Index Fund	Australia		**90**	87
Invesco Wholesale Growth Pooled Superannuation Trust (formerly CSCT – Growth Fund)	Australia		**51**	–
Kent Street Investment Trust	Australia		**100**	100
Kent Street Unit Trust	Australia		**100**	100
KMH Holdings Unit Trust	Australia	1	**–**	100
Merril Lynch Mercury Balanced Pooled Super Fund	Australia		**50**	–
Merril Lynch Mercury Capital Stable Pooled Super Trust	Australia	1	**90**	88
Monash House Trust	Australia		**100**	100
Multimanager Australian Share Fund	Australia		**72**	–
Multimanager Global Share Fund	Australia		**78**	–
New Tech Infrastructure Fund	Australia		**–**	100
Office Building Trust	Australia		**100**	100
Property Income Fund (formerly GIO Property Wholesale Trust)	Australia		**76**	73
Rothschild Australia Balanced Superannuation Trust	Australia		**51**	–
Rothschild Australia Conservative Superannuation Trust	Australia	1	**82**	58
Rothschild Australian Share Superannuation Trust	Australia		**82**	80
Schroder Aust Equities Fund	Australia		**59**	–
Sustainable Future Australian Share Fund	Australia		**65**	86
Sustainable Future International Share Fund	Australia		**–**	71
TAA Trust	Australia		**100**	100
The Pinnacle Fund	Australia		**99**	99

Notes:
1. Not audited by Ernst & Young.
2. The AMP Reset Preferred Securities Trust is a special purpose vehicle whose activities are conducted on behalf of AMP Limited to allow the AMP Group to obtain benefits relating to the raising of funds. Hence it is considered to be a controlled entity of AMP Limited.

Notes to the financial statements continued
for the year ended 31 December 2002

27. Investments in associated entities

Details of investments in associated entities are as follows:

COMPANIES[1] NAME OF ENTITY	PRINCIPAL ACTIVITY	OWNERSHIP INTERESTS 2002 %	OWNERSHIP INTERESTS 2001 %	CARRYING AMOUNT 2002 A$ MILLION	CARRYING AMOUNT 2001 A$ MILLION
Held by life insurers					
Australia Pacific Airports Corporation Limited	Infrastructure development	**–**	24	**–**	225
Gove Aluminium Finance Limited	Aluminium smelting	**30**	25	**213**	227
Power Partnership Pty Limited	Electricity distribution	**32**	28	**236**	178
Virgin Money Group Limited	Financial services	**50**	50	**84**	186
Others (each less than A$50 million)		**Various**	Various	**110**	1,363
Total investments in associated entities				**643**	2,179

Details of investments in associated trusts are as follows:

UNIT TRUSTS[1] NAME OF TRUST	PRINCIPAL ACTIVITY	OWNERSHIP INTERESTS 2002 %	OWNERSHIP INTERESTS 2001 %	CARRYING AMOUNT 2002 A$ MILLION	CARRYING AMOUNT 2001 A$ MILLION
Held by life insurers					
No. 1 Spring Street Trust	Investment trust	**50**	50	**82**	82
AMP Investments Global Equity Fund (NZ)	Investment trust	**20**	25	**77**	126
AMP Investments Infrastructure Equity Fund	Investment trust	**32**	32	**92**	76
AMP Investments' World Index Fund	Investment trust	**36**	30	**137**	187
AMP Office Trust	Investment trust	**21**	–	**217**	–
AMP Property Securities Trust	Investment trust	**21**	–	**52**	–
AMP Shopping Centre Trust	Investment trust	**25**	32	**220**	313
Australian Bond Index Fund	Investment trust	**48**	–	**286**	–
Australian Energy Fund No.2	Investment trust	**46**	46	**35**	87
BT Balanced Returns Pooled Superannuation Trust	Investment trust	**–**	30	**–**	145
BT Wholesale International Share Fund	Investment trust	**–**	34	**–**	324
Barclays Diversified Stable Fund	Investment trust	**40**	–	**89**	–
Credit Suisse Asset Management International Shares Pooled Super Trust	Investment trust	**–**	11	**–**	78
Invesco Wholesale Growth Pooled Super Trust (formerly CSCT Growth Fund)	Investment trust	**–**	29	**–**	142
Darling Park Property Trust	Investment trust	**50**	50	**189**	190
Dresdner RCM International Equities Fund	Investment trust	**38**	–	**302**	–
Enhanced Index Share Fund	Investment trust	**47**	–	**120**	–
ING Wholesale Australian Share Fund (formerly Mercantile Mutual WT Australia SF)	Investment trust	**31**	31	**189**	144
ING Wholesale Managed Growth	Investment trust	**36**	–	**222**	–
International Bond Fund	Investment trust	**45**	47	**313**	308
International Share Fund	Investment trust	**43**	–	**290**	–
Lazard Freres Global Equities Fund	Investment trust	**36**	–	**150**	–
Merrill Lynch Mercury Balanced Pooled Super Fund	Investment trust	**–**	32	**–**	694
Rothschild Australia Balanced Superannuation Trust	Investment trust	**–**	30	**–**	552
Southland Plaza Trust	Investment trust	**50**	50	**298**	306
Tea Tree Plaza Trust	Investment trust	**50**	50	**168**	167
Perpetual Industrial Share Fund (formerly Perpetual Investment Share Plus)	Investment trust	**23**	25	**548**	415
Wholesale Australian Bond Fund	Investment trust	**38**	20	**263**	111
Others (each less than A$50 million)	Investment trusts	**Various**	Various	**233**	164
Investment in associated unit trusts				**4,572**	4,611
Balance of non-associated unit trust investments				**6,603**	13,653
Total investment in unit trusts				**11,175**	18,264

Note:
1. The balance date for all significant associated companies is 31 December. The balance date for all significant associated unit trusts is 30 June.

28. Forward investments, leasing and other commitments

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
Forward investment and other commitments at 31 December 2002 not provided for in the financial statements and expected to be payable				
Balance outstanding under contracts for the purchase of freehold and leasehold properties and/or erection of buildings thereon	**324**	527	–	–
Commitments to provide credit	**1,748**	1,550	–	–
Other	**139**	86	–	–
Total forward investment and other commitments not provided for	**2,211**	2,163	–	–
Operating lease commitments (non-cancellable)				
Due within one year	**58**	84	–	–
Due within one year to five years	**174**	177	–	–
Due later than five years	**127**	177	–	–
Total operating lease commitments	**359**	438	–	–
Finance lease commitments				
Due within one year	**1**	1	–	–
Due within one year to five years	**2**	4	–	–
Due later than five years	**–**	–	–	–
Total finance lease liability	**3**	5	–	–

Notes to the financial statements continued
for the year ended 31 December 2002

29. Contingent liabilities

The following are not recognised in the statement of financial position:

(a) Litigation and Arbitration

(i) In June 2002, legal proceedings were commenced in a US Federal Court in Portland, Oregon against AMP Life Limited (AMPL), AMP Henderson Global Investors Limited (AMPHGI) and several current and former officers of AMP Limited (AMP) and its subsidiaries. The plaintiffs allege, among other things, that the defendants breached duties owed to the plaintiffs arising out of oral agreements with AMPL and fiduciary duties owed to the plaintiffs as a result of AMPL's 90% shareholding in a private capital investment (with respect to which AMPHGI served as investment adviser). The plaintiffs and their affiliate were 10% shareholders in this investment.

In January 2003, AMPL filed a separate action in a US State Court in Oregon against the plaintiffs and others involved in the management of the company in which AMPL has invested. AMPL's claims include breach of fiduciary duty, negligent misrepresentation, fraud and breach of relevant securities laws.

Both the federal and state court proceedings are at an early stage and it is too early to determine their ultimate outcome.

(ii) A request for arbitration was filed before the London Court of International Arbitration on 23 January 2003 against AMP Private Capital Pty Limited (now Henderson Private Capital Pty Limited). The dispute arises from a joint venture agreement for the management of private equity funds in India.

Damages sought against AMP Private Capital Pty Limited exceed $A53 million (US$30 million). It is too early to determine the extent, if any, of its potential liability.

(iii) On 31 August 1999, proceedings were commenced in the Federal Court of Australia against GIO Australia Holdings Limited (now AG Australia Holdings Limited) – now a wholly owned subsidiary of AMP, Grant Samuel & Associates Pty Limited and a number of former directors of GIO.

The proceedings are brought on behalf of certain shareholders in GIO Australia Holdings Limited at the time of the takeover offer (announced by AMP Limited on 25 August 1998) who owned shares continuously between 25 August 1998 and 4 January 1999, other than shareholders related to the defendants.

The applicant asserts that an independent expert's report prepared by Grant Samuel and other information provided by GIO Australia Holdings Limited in its Part B Statement (issued in response to AMP Limited's takeover offer) was misleading in that shareholders were not adequately informed of certain risk factors concerning GIO Reinsurance. The applicant seeks damages against the defendants, including GIO Australia Holdings Limited.

AG Australia Holdings Limited has filed cross-claims against PricewaterhouseCoopers (Partnership), PwC Securities Limited, Macquarie Bank Limited and Grant Samuel & Associates Pty Limited who were its advisers in relation to the AMP takeover offer.

Grant Samuel has joined GIO Insurance Limited (now Gordian RunOff Limited) as a cross defendant to the proceedings.

These proceedings are still not at the stage where the Group is able to determine the extent, if any, of its potential liability.

(iv) In the course of normal business operations AMP is exposed to legal issues which involve litigation.

(b) Contingent liabilities which are considered to be covered under an insurance policy, but where indemnity has not been granted yet, are not reported here, to avoid making an admission which prejudices the insurer's rights.

(c) As part of the AMP Society demutualisation process, the AMP(UK) Ltd shares held by AMPOI (a NZ subsidiary of AMP Life Ltd), were restructured.

The Internal Revenue Department (IRD) issued a binding ruling in or about late 1997 indicating that the financial transactions involved in the restructure would be non taxable. The IRD has recently (6/12/02) advised AMP Life Limited that it contests the treatment of the restructure as non taxable and intends to issue a Notice of Proposed Adjustment ('NOPA'). The IRD has alleged that the previous ruling was based on the provision of insufficient information and misrepresentation by AMP, which is denied by AMP.

AMP Life disputes the IRD's position and, at the date of this report, has commenced judicial review of the IRD's proposed action on the basis that the previous ruling should stand. The initial estimate of tax involved is NZ$125 million but at this stage it is not possible to estimate with certainty the amount, if any, of the company's potential liability.

(d) In the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(e) AMP Limited has given an undertaking to the Australian Prudential Regulation Authority (APRA) in relation to AMP Bank Limited to comply with the ongoing requirements of APRA.

(f) AMP Limited has entered into a deed to provide capital maintenance and liquidity support to AMP Bank Limited.

(g) In the normal course of business, AMP enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the Group.

29. Contingent liabilities *continued*

	CONSOLIDATED 2002 A$ MILLION	CONSOLIDATED 2001 A$ MILLION	PARENT 2002 A$ MILLION	PARENT 2001 A$ MILLION
(h) Other items				
Uncalled capital on shares in relation to				
– Associated entities	**5**	–	–	–
– Other entities	**218**	373	–	–
Uncalled capital on units in relation to				
– Associated unit trusts	**39**	42	–	–
– Other unit trusts	**24**	37	–	–
Estimated maximum liabilities under legal actions pending	**3**	6	–	–
Financial guarantees	**10**	162	–	–
Bank guarantees and other contingent liabilities arising from participation in joint ventures	**–**	1	–	–

30. Superannuation commitments

AMP contributes to a number of superannuation funds that exist to provide benefits for employees and their dependants on resignation, retirement, disability or death of the employee. Certain employees in the funds have benefits based on defined benefit arrangements, however new employees are generally offered only defined contribution style benefits. AMP entities and employees make contributions as specified in the rules of the respective funds.

Details are provided below of the major defined benefit funds contributed to by AMP in the year ended 31 December 2002.

	ACCRUED BENEFITS A$ MILLION	NET MARKET VALUE OF PLAN ASSETS A$ MILLION	NET SURPLUS A$ MILLION	VESTED BENEFITS A$ MILLION	DATE MEASURED
AMP Officers' Provident Fund[1]	867	920	53	840	31-03-2002[2]
AMP UK Staff Pension Scheme[3,4]	4,483	5,360	877	N/A[4]	31-12-2001[2]
AMP (New Zealand) Staff Superannuation Plan[3]	53	87	34	53	01-01-2000[2]

Notes:
1. Contributions by AMP to the AMP Officers' Provident Fund, on a basis recommended by the Fund Actuary, amounted to $43 million in 2002 (2001: $Nil).
2. Dates of the last actuarial valuations of these funds.
3. In view of significant surpluses, AMP did not make full regular contributions to these funds. AMP will recommence full regular contributions when it becomes appropriate to do so based on the scheme rules and on actuarial advice.
4. Vested benefits as defined in accounting standards in Australia are not normally calculated by UK funds of this type. In each case, vested benefits would be substantially the same as, or less than, the accrued benefits.

Notes to the financial statements continued
for the year ended 31 December 2002

31. Employee share and option plans

(a) Option Plans

(i) Options have been granted to employees other than executives under the Employee Option Plan, and to executives under the Executive Option Plan. The exercise price for the options granted at listing in June 1998 was the base price (A$16.00). For all subsequent grants, the exercise price is based on the market price at the date of the grant. The Board Remuneration Committee, in determining the exercise price, is able to approve a 5% discount to the market price. Other than options granted at listing in 1998 which lapse five years from the date of grant, all other options may generally be exercised between three and ten years after the date they are granted as long as any applicable exercise conditions are met.

(ii) Options were granted in 1998 and 1999 to a small number of senior executives under the Performance Share and Option Plan to reward outstanding achievement and to provide retention and motivation incentives. The exercise price on these options is A$Nil. There have been no further grants under this plan.

Holders of options under these plans do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme.

A table showing the 2002 movements in the option plans is included later in Note 31.

Since the end of the financial year and up to the date of this report, 85,000 options have been granted pursuant to a legal settlement. The exercise price of these options is $16.13 (35,000 options) and $16.49 (50,000 options) and may be exercised until 31 December 2003. Since the end of the financial year and up to the date of this report, 873,764 options have lapsed. The total number of options on issue at 26 February 2003 under all plans is 33,847,913.

(b) Share Plans

(i) The Executive Share Ownership Plan was approved by the Board on 23 February 2000 (Restricted Plan).

- Shares were issued for no consideration to a small number of senior executives under the Restricted Plan in 2000, 2001 and 2002. These shares are generally subject to restrictions on transfer for three years from the date of issue. If an executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise. Under the Restricted Plan, 10,000 shares were granted for no consideration on 28 March 2002 when the share price was $19.44.
- As part of the executive short-term incentive programme for 2002, selected executives were invited to nominate to receive part of any 2002 short term incentive bonus as shares through the Restricted Plan as follows:
  (a) certain senior executives must nominate to receive 30% of any 2002 short term incentive as shares; and
  (b) approximately 200 executives may elect to take 25% of any 2002 short term incentive as shares.

  The price at which the shares are acquired by the executives is based on the average market price of the shares at the time they are acquired. The shares are generally subject to restrictions on transfer for three years from the date of allocation. Subject to the terms of the Restricted Plan, each participating executive will receive for no additional payment one share for every share held in the plan for a minimum of three years (matching shares).

(ii) The Reward Share Plan and the Access Share Plan give all employees the opportunity to acquire shares at a 5% discount. Shares issued to employees under the Reward Share Plan are subject to restrictions on transfer for three years from the date of issue, but the restrictions are lifted on cessation of employment. After the three year period, employees are entitled to receive, for no additional payment, one further share for every 10 shares held under the Reward Share Plan. The last offer made under the Reward Share Plan and the Access Share Plan was in September 2000. During the year, 5,501 shares were acquired under these plans. These plans have effectively been replaced by the Share Ownership and Share Acquisition Plans described in (v) below.

(iii) The UK Share Save Scheme involves a form of payroll savings. Eligible employees who wish to purchase shares contribute a monthly amount to a savings account. At the expiration of three years, the employees have the option to use the funds in the account (plus interest) to subscribe for shares. The last offer made under the UK Share Save Scheme was in March 2000. A table showing the 2002 movements is included later in Note 31.

(iv) Under the Henderson remuneration policy, there may be a requirement for some executives to defer an element of their short term incentive (STI) awards, growth equity bonus scheme (GEBS) and performance fees. A mandatory deferral applies above certain levels of award and is processed via the Deferred Equity Plan (DEP). Under DEP, executives can defer into AMP shares and or Henderson products. The deferred monies are paid directly to a trustee who purchases the nominated investments and holds them in trust. Under the two year DEP (applies to STI / performance fee deferrals), 50% of the investment units / shares are released to the employee at the end of the first year, the other 50% at the end of year two. Under the three year DEP (applies to GEBS), there is an element of matched units / shares.

31. Employee share and option plans continued

(v) In 2001, the Employee Share Ownership Plan (ESOP), the Employee Share Acquisition Plan (ESAP) and the All Employee Share Ownership Plan (AESOP) were approved by the Board. Under the plans, eligible employees were invited to apply for approximately A$1,000 (£400) worth of shares for no consideration.

- Eligible Australian or New Zealand employees could elect to participate in either the ESOP or the ESAP. Employees participating in the Australian / New Zealand plans were issued with 56 shares priced at A$17.85 (based on market price of shares at the time). Under the ESAP, employees may also elect to contribute part of their fixed pay and any bonuses towards acquiring shares. As an additional incentive for employees to acquire shares, each participating employee receives (for no additional payment) one share for every 10 shares that are held in the plan for a minimum of three years (to a maximum of 100 shares).
- Eligible UK employees could elect to participate in the AESOP. Employees participating in the UK plan were issued with 63 shares priced at £6.31 (based on market price of shares at the time). The AESOP also allows for employees to contribute up to 10% of their gross earnings towards acquiring shares, with similar incentives to the ESAP.

(vi) The Henderson Long Term Value Sharing Incentive Plan was introduced for the benefit of eligible employees in the Henderson business unit. Participants may forego a percentage of their annual cash bonus during the performance period in return for units in the plan. Henderson will match these units on the basis of service and whether it achieves its business earnings targets in each of the three years. The value of the units can go up or down, depending on whether Henderson meets, exceeds or misses a hurdle rate that gives an agreed rate of return on capital. At the end of the three-year period, 50% of the value of the units as determined under the plan will be paid in cash and 50% of the value will be applied to acquire shares bought on market at that time. These shares are subject to restrictions on transfer for three years from the date of issue.

(vii) The International Employee Share Ownership Plan (IESOP) was adopted by the Board in 2001. In 2002, amendments to it were approved. Under the IESOP plan, approximately 600 selected executives were invited to apply for performance rights which are a right to acquire a share if the applicable performance hurdles are satisfied over a three year performance period.

After the performance period, the number of performance rights capable of being exercised is calculated based on AMP's financial performance as measured by reference (over the performance period) to:

- Total shareholder return compared with 50 S&P/ASX 100 companies, for 25% of the performance rights granted to an executive; and
- Total shareholder return compared with 50 international companies in the life insurance and wealth management industry, for 50% of the performance rights granted to an executive; and
- AMP earnings per share, for 25% of the performance rights granted to an executive.

An executive is not entitled to shares before the performance rights become exercisable. If a performance hurdle is satisfied, a specified number of performance rights, as determined in accordance with the terms of issue, will become exercisable performance rights. The exercisable performance rights can then be exercised at any time before the expiry date (generally a further two years), otherwise they will lapse. Until performance rights are exercised, the executive will not be entitled to vote or receive dividends in respect of those performance rights.

Full vesting will only occur if AMP shares outperform 75% of the 50 S&P/ASX 100 companies and 50 international companies in the life insurance and wealth management industry and AMP's earnings per share grow by more than 12% per annum.

Nil vesting will occur if AMP shares outperform less than 50% of the 50 S&P/ASX 100 companies and 50 international companies in the life insurance and wealth management industry and AMP's earnings per share grow by less than 7% per annum.

One share will be issued or transferred to the executive, fully paid, on exercise of each performance right.

In December 2002, 3,222,975 performance rights were granted under the IESOP.

This grant includes 200,000 performance rights granted to the Managing Director and Chief Executive Officer which are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).

Since the end of the financial year and up to the date of this report, 82,297 performance rights have been granted.

(c) Fair value of equity instruments granted

Existing financial reporting rules do not require the measurement and disclosure of any expense or value for the allocation of equity instruments to employees. However, it is anticipated that current deliberations by Australian and international accounting standards boards will lead to the introduction of new recognition, measurement and disclosure requirements, possibly from 2004. AMP has not recognised any expense in 2002.

An indicative fair value of the following equity instruments allocated to employees is:

Notes to the financial statements continued
for the year ended 31 December 2002

31. Employee share and option plans continued

	CONSOLIDATED 2002 A$	2001 A$
Performance rights[1,3]	**22,756,042**	–
Options[3]	**330,500**	23,189,184
Executive Share Ownership Plan (shares issued for no additional payment)[4]	**194,400**	3,730,200
Executive Share Ownership Plan (matching shares)[2,3]	**1,221,800**	–

Notes:
1. Includes 200,000 performance rights granted to the Managing Director and Chief Executive Officer which are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).
2. Includes the matching shares which may be awarded to the Managing Director and Chief Executive Officer, subject to the terms of their offer and which are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).
3. The indicative fair values at allocation date of performance rights, options and matching shares are calculated allowing for loss of dividend rights during the performance period, and a probability discount to reflect the applicable performance criteria.
4. Shares issued for no additional payments under the Restricted Plan are valued at the share price at date of grant.

31. Employee share and option plans continued

Details of options over unissued ordinary shares of AMP Limited are as follows:

GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE	BALANCE AT 31 DEC 2002	EXERCISED DURING THE YEAR	ISSUED DURING THE YEAR	LAPSED DURING THE YEAR	BALANCE AT 31 DEC 2001
Executive Option Plan							
14/06/1998	14/06/2001 – 13/06/2003	A$16.00	**5,349,196**	427,354	–	213,405	5,989,955
26/06/1999	26/06/2002 – 25/06/2009	A$16.13	**2,467,576**	35,000	–	278,949	2,781,525
31/07/1999	31/07/2002 – 30/07/2009	A$16.49	**–**	–	–	50,000	50,000
28/08/1999	26/06/2002 – 25/06/2009	A$15.80	**171,925**	–	–	11,555	183,480
30/10/1999	30/10/2002 – 29/10/2009	A$15.47	**247,000**	–	–	–	247,000
18/12/1999	18/12/2001 – 17/12/2009	A$16.10	**40,000**	–	–	–	40,000
01/01/2000[1]	01/01/2003 – 31/12/2009	A$16.77	**90,000**	–	–	(1,500)	88,500
22/01/2000	22/01/2003 – 21/01/2010	A$16.13	**335,000**	–	–	–	335,000
19/02/2000	19/02/2003 – 18/02/2010	A$14.33	**30,000**	–	–	–	30,000
30/06/2000	30/06/2003 – 29/06/2010	A$16.41	**5,254,560**	102,000	–	775,834	6,132,394
26/08/2000	26/08/2003 – 25/08/2010	A$17.94	**235,000**	–	–	–	235,000
28/10/2000	28/10/2003 – 27/10/2010	A$17.37	**200,000**	–	–	–	200,000
09/12/2000	09/12/2003 – 08/12/2010	A$19.03	**110,000**	–	–	30,000	140,000
01/02/2001	01/02/2004 – 31/01/2011	A$18.68	**4,366**	–	–	–	4,366
01/02/2001	01/02/2004 – 31/01/2011	A$18.84	**195,634**	–	–	–	195,634
27/02/2001	27/02/2004 – 26/02/2011	A$19.29	**110,000**	–	–	–	110,000
21/03/2001	21/03/2004 – 20/03/2011	A$19.77	**43,308**	–	–	–	43,308
19/05/2001	19/05/2004 – 18/05/2011	A$19.29	**20,000**	–	–	–	20,000
21/07/2001	21/07/2004 – 20/07/2011	A$20.46	**4,667,500**	–	–	313,500	4,981,000
15/12/2001	15/12/2004 – 14/12/2011	A$18.26	**60,000**	–	–	–	60,000
23/03/2002	23/03/2005 – 22/03/2012	A$19.44	**100,000**	–	100,000	–	–
02/12/2002[2]	02/12/2002 – 30/11/2003	A$14.28	**100,000**	–	100,000	–	–
Employee Option Plan							
14/06/1998	14/06/2001 – 13/06/2003	A$16.00	**4,523,227**	832,203	–	517,318	5,872,748
26/06/1999	26/06/2002 – 25/06/2009	A$16.13	**1,971,338**	64,209	–	1,230,569	3,266,116
28/08/1999	20/08/2002 – 25/06/2009	A$15.80	**84,144**	1,609	–	10,644	96,397
01/01/2000	01/01/2003 – 31/12/2009	A$16.77	**1,539,639**	24,990	–	1,087,414	2,652,043
30/06/2000	30/06/2003 – 29/06/2010	A$16.41	**3,710,924**	791,389	–	3,374,998	7,877,311
28/10/2000	28/10/2003 – 27/10/2010	A$17.37	**51,406**	–	–	4,297	55,703
09/12/2000	09/12/2003 – 08/12/2010	A$19.03	**10,000**	–	–	–	10,000
21/07/2001	21/07/2004 – 20/07/2011	A$20.46	**1,864,500**	–	–	101,000	1,965,500
25/08/2001	25/08/2004 – 24/08/2011	A$19.57	**9,000**	–	–	–	9,000
15/12/2001	15/12/2004 – 14/12/2011	A$18.26	**30,000**	–	–	–	30,000
Performance Share and Option Plan							
13/07/1998	13/07/2001 – 12/07/2003	Nil	**–**	60,000	–	–	60,000
11/10/1998	11/10/2002 – 10/10/2003	Nil	**–**	10,000	–	–	10,000
10/03/1999	10/03/2002 – 09/03/2004	Nil	**15,000**	–	–	–	15,000
21/06/1999	21/06/2002 – 20/06/2004	Nil	**20,000**	–	–	–	20,000
(Former) Managing Director and Chief Executive Officer's Option Plan							
18/05/2000	— – —	A$15.93	**–**	–	–	1,282,980	1,282,980
UK Share Save Scheme							
27/07/1998	27/07/2001 – 26/01/2002	£6.73	**–**	39,303	–	537,007	576,310
28/09/1999	28/09/2002 – 27/03/2003	£5.75	**409,458**	7,102	–	86,002	502,562
28/03/2000	28/03/2003 – 27/09/2003	£5.25	**566,976**	7,336	–	122,933	697,245
Total			**34,636,677**	2,402,495	200,000	10,026,905	46,866,077

Notes:
1. During 2001, there were 1,500 options incorrectly advised as lapsing. These options have since been reinstated.
2. These options were granted in respect of a contractual entitlement entered into prior to the company's decision to cease granting options announced on 4 October 2002.

Notes to the financial statements continued
for the year ended 31 December 2002

32. Remuneration of Directors and executives

(a) Directors
Fees paid to members of the Board are based on advice from the Group's remuneration specialists and external remuneration advisers appointed by the Board Nomination Committee. This advice takes into consideration the level of fees paid to Board members of other Australian corporations, the size, geographic locations and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Directors are paid a base fee in relation to service on the AMP Limited Board and for membership of one or more of its standing committees. Additional fees are paid to the Chair of each of the Board Audit and Compliance, Finance, Governance and Remuneration Committees. Mr Wallis' fees as Chairman of the Board are inclusive of his role as Chairman of the Board Nomination Committee. Individual Directors are paid fees for additional duties associated with membership of Due Diligence Committees of major projects (or other special purpose committees) on a per diem basis.

The Board Governance Committee has oversight of the fees paid to non-executive Directors of subsidiary companies of the AMP Group. For fees paid to Directors in the UK, the Committee receives advice on the appropriate level of Directors' fees for that market.

As the focus of the Board is on the long-term direction and well-being of the Group, there is no direct link between Directors' remuneration and the short-term results of the Group. However, its long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval. The current aggregate fee pool of A$2,500,000 was approved by shareholders in 1999.

Board fees are not paid to Mr Mohl or Mr Yates since the responsibilities of Board membership are considered in determining remuneration provided as part of their normal employment conditions. Details of remuneration for Mr Mohl and Mr Yates are given later in this note.

Apart from the executive Directors, Mr Mohl and Mr Yates, no current Directors of AMP Limited have been granted options or performance rights. Details of the remuneration of Mr Mohl and Mr Yates are discussed in subsequent pages regarding executive remuneration.

Each of the current non-executive Directors (except Mr Willcox) has a Retirement Allowance Agreement which provides cash benefits in the event of death or retirement from the Board. The retirement allowance is based on a sliding scale that provides a maximum benefit, after 15 years service, of five times the average fees over the three years preceding retirement or death. The Directors have determined that the current Retirement Allowance Agreements may no longer be an appropriate form of remuneration. Consideration is being given to a new long-term equity programme for Directors involving fee sacrifice to replace the current system of cash-based retirement allowances for non-executive Directors. Existing obligations to Directors will be met.

NON-EXECUTIVE DIRECTORS AT 31 DECEMBER 2002[10]	FEES FOR AMP BOARD AND COMMITTEES A$	FEES FOR OTHER GROUP BOARDS AND COMMITTEES A$	ADDITIONAL BOARD DUTIES[2] A$	SUPERANNUATION CONTRIBUTION A$	OTHER PAYMENTS[3] A$	TOTAL A$
S D M Wallis	350,000	–	–	30,566	53,275	433,841
P J Willcox[1]	34,203	–	–	3,503	4,725	42,431
Sir Malcolm Bates	107,500	249,515[4]	7,500	–	5,825	370,340
P A Cross	100,000	25,893[5]	4,500	11,714	5,825	147,932
R J Grellman	112,000	40,000[6]	55,000	18,196	5,825	231,021
Lord Killearn	107,500	138,619[7]	6,000	–	5,825	257,944
P K Mazoudier	107,500	40,000[8]	10,500	14,130	5,825	177,955
I A Renard	100,000	25,000[9]	4,500	11,688	5,825	147,013

Notes:
1. Mr P J Willcox was appointed as a non-executive Director of AMP Limited on 9 September 2002.
2. Includes fees paid for additional duties as a member of Due Diligence Committees relating to capital raising, acquisitions or divestments.
3. Relates to allowances in respect of living away from home costs (S D M Wallis only) and incidental expenses related to the business of the company.
4. Fees of £90,000 were paid to Sir Malcolm Bates as Chairman of AMP's UK Financial Services subsidiaries (A$249,515 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).
5. Fees were paid to P A Cross as a Director of AMP Bank Limited.
6. Fees were paid to R J Grellman as a Director of AMP Life Limited and Chairman of its Audit and Compliance Committee.
7. Fees of £50,000 were paid to Lord Killearn as Chairman of Henderson Global Investors (Holdings) plc (A$138,619 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).
8. Fees were paid to P K Mazoudier as a Director of AMP Life Limited and a member of its Audit and Compliance Committee.
9. Fees were paid to I A Renard as a Director of AMP Bank Limited.
10. The accrued retirement benefit entitlements as at 31 December 2002 according to each Director's Retirement Allowance Agreement were: S D M Wallis – A$1,590,972; Sir Malcolm Bates – A$1,118,295; P A Cross – A$153,236; R J Grellman – A$245,204; Lord Killearn – A$363,017; P K Mazoudier – A$207,655 and I A Renard – A$268,921. The entitlements are payable at retirement or on death and are inclusive of any accumulated superannuation guarantee contribution balances. (Notional accruals have been included for Directors with less than three years service. Upon the resignation of P A Cross on 26 February 2003, her entitlement will lapse). Mr Willcox has not entered into a Retirement Allowance Agreement.

32. Remuneration of Directors and executives continued

(b) Executives

Remuneration for senior executives is determined in accordance with remuneration guidelines established by the Board. Through the Board Remuneration Committee, the Board oversees the remuneration process. The Board approves remuneration for the Chief Executive Officer. All members of the Board Remuneration Committee are non-executive Directors who are not eligible to participate in any of the compensation programmes that the Committee oversees.

Total remuneration package

The overall remuneration mix for each executive is based on a range of factors including the role held within AMP, how critical that area of the business is and local market conditions. This translates into a different remuneration mix for different roles within different areas of AMP. Higher-level roles generally attract higher variable pay.

AMP's total remuneration package for executives (including the Chief Executive Officer) consists of the following components:

(i) Base salary – fixed pay package
(ii) Short-term incentive – variable pay
(iii) Long-term incentive – variable pay
(iv) Non-cash benefits.

Base salary

Base salary is targeted at the median of the market rate for a given position. AMP utilises a range of 80% to 120% of this amount to reflect its assessment of an individual's performance capabilities. It is reviewed each year, but there are no guaranteed increases.

Short-term incentive

Short-term incentive is provided to executives by the Executive Short Term Incentive Programme (ESP) and allows eligible participants the opportunity to earn an annual cash incentive payment, part of which may be taken or, in the case of a small number of executives, is required to be taken, as restricted shares. The ESP provides a competitive opportunity that aims to deliver total annual payment for top performers at the 75th percentile of the market rate for a given position. Eligibility, and the size of the incentive, is based on a combination of quantitative and qualitative performance measures in respect of:

(i) AMP's overall business performance;
(ii) Business Unit performance (where relevant); and
(iii) The individual's performance.

For certain senior executives, a mandatory 30% of ESP incentive payments will be made in restricted shares. This supports AMP's commitment to having executive focus tied closely to shareholder interests. Other participating executives may elect to receive 25% of their ESP payment in the form of restricted shares.

Restricted shares are acquired using pre-tax dollars and are generally held in the Executive Share Ownership Plan for three years. If the executive is still employed at AMP three years after the shares are acquired, AMP will match the shares on a one-for-one basis.

Long-term incentive

The new long-term incentive programme consists of performance rights granted under the International Employee Share Ownership Plan (IESOP), an outline of which is set out in Note 31.

Additionally, certain executives have received options granted to them prior to the Board Remuneration Committee's decision to award future long term incentives in the form of performance rights. They remain subject to the original terms of grant, including performance and tenure hurdles and exercise price.

Non-cash benefits

These include superannuation contributions and other non cash benefits, such as parental leave, in line with local country legislation and market practice.

In addition, executives may be entitled to participate in the Employee Share Acquisition Plan (ESAP) in Australia and New Zealand, or in the All Employee Share Ownership Plan (AESOP) in the UK, as detailed in Note 31.

Notes to the financial statements continued
for the year ended 31 December 2002

32. Remuneration of Directors and executives continued

EXECUTIVE[6,8]	BASE SALARY A$'000	SHORT TERM INCENTIVE[1] A$'000	SUPERANNUATION CONTRIBUTIONS A$'000	PAYMENTS AT CESSATION[2] A$'000	OTHER PAYMENTS[3] A$'000	TOTAL A$'000	PERFORMANCE RIGHTS ALLOCATED[4] NUMBER
A Mohl, Chief Executive Officer (from 7 October 2002; previously Managing Director, AFS)	954	1,024[5]	117	–	–	2,095	292,278[5]
R Yates, Managing Director, Henderson Global Investors[7]	1,525	1,109	610	–	–	3,244	105,060
T Fraser, formerly Managing Director, UKFS[7]	889	–	526	4,684	–	6,099	–
T Wade, formerly Managing Director, AMP International[7]	570	–	60	1,962	685	3,277	–
W Foster, formerly Chief Information Officer[7]	455	–	48	1,735	592	2,830	–
A Jones, formerly General Manager, Corporate Human Resources	441	–	228	1,583	–	2,252	–
G Traill, formerly General Counsel	122	–	13	2,057	–	2,192	–

Notes:
1. Short-term incentive payments are based on individual and business performance for 2002 and are paid in 2003. These executives will take 30% of their actual short term incentive payment in the form of AMP shares under the Restricted Plan. The price at which the shares are acquired by the executives is based on the average market price of the shares at the time they are acquired. The shares are generally subject to restrictions on transfer for three years from the date of allocation. Subject to the terms of the Restricted Plan, each participating executive will also receive for no additional payment one share for every share that is held in the plan if the executive remains employed within the AMP Group until the third anniversary of the date of acquisition of shares under the plan (matching shares).
The indicative fair value of the matching shares (based on the market price of the shares acquired through application of the actual short term incentive payment) is A$307,200 for Mr Mohl and A$332,686 for Mr Yates.
2. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice.
3. Other payments include expatriate allowances and non-cash benefits (travel, rent etc).
4. The indicative fair values at allocation date of performance rights allocated in 2002 are calculated allowing for loss of dividend rights during the three year performance period, and a probability discount to reflect the applicable performance criteria. On this basis, the value of each of the performance rights allocated at 31 August 2002 (92,278 to Mr Mohl in respect of his role as Managing Director, AFS, and 105,060 to Mr Yates as Managing Director, Henderson Global Investors) is A$7.14, and the value of each of the other 200,000 performance rights allocated to Mr Mohl as at 7 October, 2002 is A$5.86. This amounts to a total value of A$1,830,865 for Mr Mohl and A$750,128 for Mr Yates.
5. Of the performance rights granted to Mr Mohl, 200,000 are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting). The shares taken in respect of A$160,200 of the actual short term incentive payment under the Restricted Plan by Mr Mohl, are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).
6. Mr Batchelor was the Managing Director and Chief Executive Officer until 23 September 2002. He ceased to be a Director on that date. Mr Batchelor received the following remuneration during 2002:
(a) Salary of A$1,138,331;
(b) Statutory entitlements of A$193,772;
(c) Superannuation contributions of A$119,525; and
(d) Non-cash benefits with a value of A$66,871.
As at the date of this report, any further entitlements in connection with Mr Batchelor's cessation of employment are yet to be determined. The company has committed to announcing details of any such entitlements to the ASX as soon as they are determined.
7. Australian dollar equivalents for that part of remuneration paid to executives in pounds sterling in 2002 are based on the average exchange rate for 2002: £1 = A$2.772 and those paid in 2001 are based on the average exchange rate for 2001: £1= A$2.777.
8. The table details the emoluments of each executive Director and each of the five officers of the company (excluding executive Directors) receiving the highest emoluments during 2002. At the date of this report, the five highest paid officers of the company, determined by base salary, are M de Cure, General Manager, Strategy – A$700,000; C Dunn, Managing Director, AMP Financial Services – A$675,000; J Drabble, Managing Director, UK Contemporary Financial Services – A$550,000; I Laughlin, Managing Director, UK Life Services – A$550,000; P Leaming, Chief Financial Officer – A$650,000. Each of the executives is also entitled to short term incentives, superannuation contributions and long term incentives (in the form of performance rights) and other compensation related to, for example, expatriate and relocation allowances and non-cash benefits.

32. Remuneration of Directors and executives continued

	CONSOLIDATED 2002 A$'000	CONSOLIDATED 2001 A$'000	PARENT 2002 A$'000	PARENT 2001 A$'000
Directors' remuneration Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of each entity in the consolidated entity, directly or indirectly by the entities of which they are Directors or by any related party	**13,062**	7,879		
Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of AMP Limited, directly or indirectly by the entity or by any related entity			**8,666**	4,931

A$	PARENT 2002 NUMBER	PARENT 2001 NUMBER
The number of Directors of AMP Limited whose income (including superannuation contributions) falls within the following bands is:		
40,000 – 49,999	**1**	–
100,000 – 109,999	**–**	3
120,000 – 129,999	**–**	1
130,000 – 139,999	**–**	1
140,000 – 149,999	**2**	–
170,000 – 179,999	**1**	–
220,000 – 229,999	**–**	1
230,000 – 239,999	**1**	–
250,000 – 259,999	**1**	–
340,000 – 349,999	**–**	1
370,000 – 379,999	**1**	–
420,000 – 429,999	**–**	1
430,000 – 439,999	**1**	–
1,510,000 – 1,519,999	**1**	–
2,090,000 – 2,099,999	**1**	–
3,240,000 – 3,249,999	**1**	–
3,340,000 – 3,349,999	**–**	1
Totals	**11**	9

	CONSOLIDATED 2002 A$'000 AUST.	CONSOLIDATED 2002 A$'000 O/SEAS	CONSOLIDATED 2001 A$'000 AUST.	CONSOLIDATED 2001 A$'000 O/SEAS	PARENT 2002 A$'000 AUST.	PARENT 2002 A$'000 O/SEAS	PARENT 2001 A$'000 AUST.	PARENT 2001 A$'000 O/SEAS
Executives' remuneration [1,2] Remuneration received or due and receivable by executive officers of the consolidated entity from entities in the consolidated entity, or from a related party, in connection with the management of the affairs of the entities in the consolidated entity[3]	**28,801**	**34,724**	25,748	24,320				
Remuneration received or due and receivable by executive officers of AMP Limited from the company, or from any related party, in connection with the management of the affairs of the company or any related party[3]					**12,967**	**–**	7,233	–

Notes:
1. Executives for the purpose of this disclosure comprise the Chief Executive Officer and his direct reports (called the senior management team), and the direct reports of the senior management team. The presentation of executive information in the parent company is for the Chief Executive Officer and his Corporate direct reports.
2. Former executives are included in the disclosures including their cessation payments.
3. Amounts include one-off costs associated with appointments of executives during the year.

Notes to the financial statements continued
for the year ended 31 December 2002

32. Remuneration of Directors and executives continued

The number of executives whose remuneration falls within the following bands:

	CONSOLIDATED				PARENT			
	2002		2001		2002		2001	
A$	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS
120,000 – 129,999	–	–	1	–	–	–	–	–
140,000 – 149,999	1	–	1	–	–	–	–	–
160,000 – 169,999	1	–	–	–	–	–	–	–
190,000 – 199,999	–	–	1	–	–	–	–	–
200,000 – 209,999	–	–	1	–	–	–	–	–
210,000 – 219,999	–	–	2	2	–	–	–	–
220,000 – 229,999	1	–	2	–	–	–	–	–
230,000 – 239,999	2	–	–	–	–	–	–	–
240,000 – 249,999	–	–	–	1	–	–	–	–
250,000 – 259,999	2	–	2	–	–	–	–	–
260,000 – 269,999	–	–	1	–	–	–	–	–
270,000 – 279,999	2	–	4	–	–	–	–	–
280,000 – 289,999	1	1	–	–	–	–	–	–
290,000 – 299,999	2	–	2	1	–	–	–	–
300,000 – 309,999	1	–	–	1	–	–	–	–
310,000 – 319,999	2	–	1	2	–	–	–	–
320,000 – 329,999	–	–	2	–	–	–	–	–
330,000 – 339,999	2	–	1	–	–	–	–	–
340,000 – 349,999	1	–	–	–	–	–	–	–
350,000 – 359,999	2	–	–	2	–	–	–	–
370,000 – 379,999	1	–	1	2	–	–	–	–
380,000 – 389,999	1	1	–	–	–	–	–	–
390,000 – 399,999	–	–	–	1	–	–	–	–
400,000 – 409,999	1	1	–	–	–	–	–	–
410,000 – 419,999	–	1	–	–	–	–	–	–
420,000 – 429,999	1	2	–	1	–	–	–	–
430,000 – 439,999	1	–	–	–	–	–	–	–
440,000 – 449,999	3	–	1	–	–	–	–	–
450,000 – 459,999	2	2	1	–	–	–	1	–
460,000 – 469,999	–	1	2	–	–	–	–	–
470,000 – 479,999	1	–	–	–	–	–	–	–
480,000 – 489,999	–	–	1	2	–	–	–	–
490,000 – 499,999	–	–	1	–	–	–	–	–
500,000 – 509,999	–	–	1	1	–	–	–	–
510,000 – 519,999	–	2	–	–	–	–	–	–
520,000 – 529,999	–	–	1	–	–	–	–	–
530,000 – 539,999	–	1	–	–	–	–	–	–
540,000 – 549,999	1	–	4	–	–	–	1	–
550,000 – 559,999	1	2	2	1	–	–	–	–
560,000 – 569,999	1	–	2	–	–	–	–	–
580,000 – 589,999	1	–	–	–	–	–	–	–
590,000 – 599,999	1	–	1	–	–	–	–	–
600,000 – 609,999	–	–	–	1	–	–	–	–

32. Remuneration of Directors and executives continued

	CONSOLIDATED				PARENT			
	2002		2001		2002		2001	
A$	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS	AUST.	O/SEAS
620,000 – 629,999	1	–	1	1	–	–	–	–
630,000 – 639,999	1	2	–	1	1	–	–	–
670,000 – 679,999	2	2	1	–	1	–	–	–
680,000 – 689,999	1	–	1	1	1	–	–	–
690,000 – 699,999	1	1	–	–	1	–	–	–
700,000 – 709,999	–	–	1	–	–	–	1	–
710,000 – 719,999	–	–	–	2	–	–	–	–
720,000 – 729,999	–	–	1	–	–	–	–	–
750,000 – 759,999	–	1	–	–	–	–	–	–
760,000 – 769,999	–	1	–	–	–	–	–	–
770,000 – 779,999	1	–	–	–	–	–	–	–
790,000 – 799,999	–	1	–	–	–	–	–	–
810,000 – 819,999	–	–	–	1	–	–	–	–
830,000 – 839,999	1	–	–	1	–	–	–	–
890,000 – 899,999	–	1	–	–	–	–	–	–
900,000 – 909,999	–	–	1	–	–	–	–	–
930,000 – 939,999	–	1	–	–	–	–	–	–
960,000 – 969,999	–	1	–	–	–	–	–	–
980,000 – 989,999	–	–	–	1	–	–	–	–
990,000 – 999,999	–	–	1	–	–	–	1	–
1,030,000 – 1,039,999	–	1	–	–	–	–	–	–
1,070,000 – 1,079,999	–	–	–	1	–	–	–	–
1,130,000 – 1,139,999	–	–	–	1	–	–	–	–
1,150,000 – 1,159,999	–	1	–	–	–	–	–	–
1,170,000 – 1,179,999	–	1	1	–	–	–	1	–
1,200,000 – 1,209,999	1	1	–	–	1	–	–	–
1,350,000 – 1,359,999	–	–	1	–	–	–	–	–
1,360,000 – 1,369,999	–	–	–	1	–	–	–	–
1,370,000 – 1,379,999	–	–	–	1	–	–	–	–
1,510,000 – 1,519,999	1	–	–	–	1	–	–	–
1,550,000 – 1,559,999	1	–	–	–	1	–	–	–
2,090,000 – 2,099,999	1	–	–	–	1	–	–	–
2,190,000 – 2,199,999	1	–	–	–	1	–	–	–
2,250,000 – 2,259,999	1	–	–	–	1	–	–	–
2,550,000 – 2,559,999	–	–	–	1	–	–	–	–
2,830,000 – 2,839,999	–	1	–	–	–	–	–	–
3,240,000 – 3,249,999	–	1	–	–	–	–	–	–
3,270,000 – 3,279,999	–	1	–	–	–	–	–	–
3,340,000 – 3,349,999	–	–	1	–	–	–	1	–
3,990,000 – 3,999,999	–	–	–	1	–	–	–	–
6,090,000 – 6,099,999	–	1	–	–	–	–	–	–
Totals	**50**	**33**	49	32	**10**	–	6	–

Notes to the financial statements continued
for the year ended 31 December 2002

33. Related party disclosures

(a) Directors

The names of all persons who held office as a Director of AMP Limited during the year and the date of appointments and vacations of office during the year are:

S D M Wallis	P Willcox[1]	P J Batchelor[2]
Sir Malcolm Bates	P Cross	R Grellman
Lord Killearn	P Mazoudier	A Mohl[3]
I A Renard	R P Yates[4]	

Notes:
1. Appointed on 9 September 2002.
2. Ceased to be a Director on 23 September 2002.
3. Appointed on 7 October 2002.
4. Appointed on 4 December 2002.

Details of remuneration paid or payable to Directors and Directors of related entities are set out in Note 32.

Transactions were entered into during the year with Directors or their Director-related entities. These transactions are within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those available to other employees, customers or members (unless otherwise described below) and include:

- Normal personal banking with AMP Bank Limited including the provision of credit cards;
- The purchase of AMP insurance products;
- Financial investment services.

These transactions do not have the potential to adversely affect the decisions about the allocation of scarce resources made by users of AMP's financial statements, or discharge of accountability by the Directors. The transactions are considered to be trivial or domestic in nature.

Australian banks, the parent entities of Australian banks or entities controlled by Australian banks have been exempted (subject to certain conditions), under an Australian Securities and Investments Commission ('ASIC') Class Order No. 98/0110 dated 10 July 1998, from making disclosure of:

- Any loan made, guaranteed or secured by a bank to related parties other than Directors of the Australian bank, the parent entity of the Australian bank or entities controlled by the Australian bank; and
- Financial instrument transactions between related parties (other than in respect of shares and share options), where a Director of the relevant entities is not party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either an arm's length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not include a transaction which has as its subject matter goods (other than financial assets) or services.

The Class Order does not apply to a loan or financial instrument transaction which any director of the company should reasonably be aware that, if not disclosed would have the potential to adversely affect the decisions made by the users of the financial statements about the allocation of scarce resources.

A condition of the Class Order is that the company must lodge with the ASIC, a statutory declaration, signed by two Directors, confirming compliance with the provisions of the Class Order. AMP Bank Limited will be lodging such a declaration with the ASIC in its Annual Return.

(b) Loans to Directors

Loans are made to executive Directors and are categorised by the interest rate applicable to the loan.

The categorisation of interest rates applicable to loans made to executive Directors of AMP and its controlled entities is as follows:

At market interest rates:

(i) Loans where either the full market interest rate is payable, or the difference between the actual interest rate charged on the loan and the full market interest rate is deducted from the executive's remuneration package, together with any related fringe benefits tax. These loans are repayable on normal commercial terms and conditions.

(ii) Loans where the interest payable is based on the bank bill rate plus a premium and the loan is repayable over a maximum term of 10 years.

(iii) Finance Leases advanced with market interest rates, repayable over a maximum term of four years.

(iv) At other than market interest rates.

Other than market interest rates:

(i) Loans at concessional interest rates, staff discount interest rates or loans provided interest free.

The aggregate amount of such loans made, repayments received and amounts outstanding were:

33. Related party disclosures continued

	CONSOLIDATED 2002 A$'000	CONSOLIDATED 2001 A$'000	PARENT 2002 A$'000	PARENT 2001 A$'000
Balance outstanding at 31 December	**3,757**	7,819	–	–
Loans made during the year				
At market interest rates repayable on normal terms and conditions[1]	**47**	2,082	–	–
At market interest rates repayable over a maximum of 10 years[2]	–	538	–	–
Finance leases repayable over a maximum of four years[3]	–	–	–	–
At market interest rates repayable on retirement[4]	–	–	–	–
At other than market interest rates[5]	**14**	2,468	–	–
Repayments received during the year				
At market interest rates repayable on normal terms and conditions[6]	–	1,301	–	–
At market interest rates repayable over a maximum of 10 years[7]	–	749	–	–
Finance leases repayable over a maximum of four years[8]	–	62	–	–
At market interest rates repayable on retirement[9]	**31**	116	–	–
At other than market interest rates[10]	**1,962**	21	–	–
Interest income for the year from loans to directors	**215**	338	–	–

Notes:
1. Advanced to A Mohl during 2002 – transactional activity on variable home loan account with AMP Bank.
2. There were no advances in 2002.
3. There were no advances in 2002.
4. There were no advances in 2002.
5. Advanced to C Arthur during 2002.
6. There were no repayments in 2002.
7. There were no repayments in 2002.
8. There were no repayments in 2002.
9. Repayments received from A Vidal, A Hobern, R McDonnell, D Bull, G Clarke, P Clarke, A Hutchinson, P Dumas, E Gifford, M O'Brien and N Werret during 2002.
10. Repayments received from C Arthur, P David, P Ellis, T Fraser, A Jones and T White, during 2002.

(c) Shares, share options, equity instruments and debt instruments

The aggregate number of shares, share options issued, debt instruments disposed/exercised, or held, directly, indirectly or beneficially by Directors of the parent entity and by parties related to them during the year ended 31 December 2002 is set out below. All these transactions were conducted on the same terms and conditions applicable to all ordinary shareholders, or where applicable to all employees of the company under the Executive Option Plan and Employee Option Plan.

	ACQUIRED DURING THE YEAR[1] 2002	ACQUIRED DURING THE YEAR[1] 2001	DISPOSED DURING THE YEAR 2002	DISPOSED DURING THE YEAR 2001	HELD AT THE END OF THE YEAR[2] 2002	HELD AT THE END OF THE YEAR[2] 2001
Ordinary shares	**76,858**	61,576	**16,339**	1,130	**369,379**	159,191
Share options over shares	–	–	–	–	**915,000**	1,542,980
AMP Income Securities	–	–	–	–	**550**	50
AMP Reset Preferred Securities	–	–	–	–	–	–

Notes:
1. Includes equities acquired by Directors who have since retired.
2. Number of equities held by persons who are Directors at the end of each respective year.

Notes to the financial statements continued
for the year ended 31 December 2002

33. Related party disclosures continued

(d) Other transactions of Directors
During 2002, fees for legal services totalling A$104,811 (2001: A$102,438) were paid by the Group to the legal firm, Allens Arthur Robinson. Mr I Renard (a Director of AMP) was a partner of that firm until April 2001 (and since resigning from the partnership, Mr Renard has been continuing in a consultant role) and Mr P Meadows (spouse of Ms P Cross) is a partner. Such services were provided on normal commercial terms and conditions.

During 2002, fees for legal and professional services totalling A$1,604,283 (2001: A$4,261,441) were paid by the Group to Blake Dawson Waldron, a firm in which Mr J K Peterson is a partner; Mr J K Peterson is a Director of Stanbroke Pastoral Company Pty Limited. All these transactions were on normal commercial terms and conditions.

Mr R B Hart and Mr N W F Alexander who are Directors of Valley Beef Company Pty Ltd, a controlled entity of AMP, control Stockyard Pty Limited. During the year Stockyard Pty Limited has transacted purchases and sales of beef with Stanbroke Pastoral Company Pty Limited amounting in aggregate to A$3,136,031 (2001: A$5,332,000), and paid processing fees and related expenses to Valley Beef Company Pty Ltd of A$9,496,835 (2001: A$8,460,872). These transactions were on normal commercial terms and conditions.

World Net Communications Inc. and WCI Cable Inc. were controlled entities of AMP in 2001. During 2001, professional fees totalling A$576,756 were paid by World Net Communications Inc. and WCI Cable Inc. to Inteq Ltd, a related party of Mr K Jacobs, a Director of World Net Communications Inc. and WCI Cable Inc. During 2001, World Net Communications Inc. and WCI Cable Inc. also paid advisory fees of A$196,816 to Notesan Pty Ltd, a related party of Mr R Hudspeth, a Director of World Net Communications Inc. and WCI Cable Inc. These transactions were on normal commercial terms and conditions.

Pearl Assurance plc (Pearl) has agreed to act as a third party guarantor for a housing loan to Mr C McGlasham (a Director of AMP (NPI) Finance Limited) from an external party. Both the Pearl Group and AMP (NPI) Finance Limited are controlled entities of AMP Limited. As part of the transaction Pearl will make up any shortfall in the event of the lender having to exercise its power of sale as mortgagee. The loan is also subject to a concessionary rate of interest subsidised by Pearl.

Floating Rate Unsecured Loan Notes 2006 were issued to Towry Law Plc shareholders on the takeover of Towry Law Plc by AMP. The balance of Loan Notes held by Directors of AMP controlled entities and their Director related entities was A$24,540,326 (£8,584,206) at the end of 2002 and A$24,835,672 (£8,734,706) at the end of 2001. The Loan Notes were issued to Directors and their Director related entities on terms and conditions no more favourable than those relating to other shareholders and are repayable at a future date by AMP. Interest payments were also made on normal terms and conditions.

(e) Other related party transactions
AMP controlled entities provide management services to associated unit trusts at normal commercial rates. Shares and other financial securities have been traded between AMP and respective trusts at market value.

AMP controlled entities provide management services to operating trusts with fees determined on a cost recovery basis. Interests held in associated entities (including percentage ownership) are set out in Note 27.

34. Auditors' remuneration

	CONSOLIDATED 2002 A$'000	CONSOLIDATED 2001 A$'000	PARENT 2002 A$'000	PARENT 2001 A$'000
Amounts received or due and receivable by Auditors of AMP Limited for:				
Auditing the financial statements of AMP Limited and its controlled entities				
Half year audit review	**770**	824	**–**	–
Full year audit	**8,478**	7,074	**140**	140
Total financial statement audits	**9,248**	7,898	**140**	140
Other audit services				
Audit of trusts and superannuation funds	**2,575**	1,861	**–**	–
Audit of statutory returns	**704**	1,695	**–**	–
Other audit work	**1,681**	1,500	**–**	–
Total other audit services	**4,960**	5,056	**–**	–
Total audit services	**14,208**	12,954	**140**	140
Internal controls review	**1,521**	3,981	**–**	–
Technical advice	**302**	104	**–**	–
Total assurance related services	**1,823**	4,085	**–**	–
Other services				
Transaction support	**985**	3,291	**–**	–
Tax and compliance advice	**2,360**	1,969	**–**	–
Actuarial assistance	**1,801**	2,662	**–**	–
Other services	**1,153**	945	**–**	–
Total other services	**6,299**	8,867	**–**	–
Total amounts received or due and receivable by the auditors of AMP Limited	**22,330**	25,906	**140**	140
Other auditors for:				
Auditing of financial statements of certain controlled entities	**516**	229	**–**	–
Other services	**283**	64	**–**	–
Total amounts received or due and receivable by other auditors	**799**	293	**–**	–

35. Events occurring after reporting date

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' declaration

for the year ended 31 December 2002

In accordance with a resolution of the Directors of AMP Limited, we state that in the opinion of the Directors:

(a) The financial statements and notes of the consolidated entity set out on pages 21 to 91 are in accordance with the Corporations Act 2001, including;

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Stan Wallis
Chairman

Peter Willcox
Chairman-elect

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 26 February 2003

Independent audit report

for the year ended 31 December 2002

To the members of AMP Limited

Scope

We have audited the Financial Report of AMP Limited for the financial year ended 31 December 2002, as set out on pages 21 to 92, including the Directors' Declaration. The Financial Report includes the consolidated financial statements of the consolidated entity comprising AMP Limited and the entities it controlled at the year's end or from time to time during the financial year. The company's Directors are responsible for the Financial Report. We have conducted an independent audit of the Financial Report in order to express an opinion on it to the members of AMP Limited.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Financial Report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the Financial Report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the Financial Report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the Financial Report of AMP Limited is in accordance with:

(a) The Corporations Act 2001 including:

- (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 31 December 2002 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) Other mandatory professional reporting requirements in Australia.

Ernst & Young

Ernst & Young

B J Long

B J Long
Partner

Sydney, 26 February 2003

Shareholder information

Distribution of shareholdings as at 10 March 2003

CATEGORIES	NUMBER OF HOLDERS	% OF ISSUED CAPITAL
1 - 1,000	821,130	26.65
1,001 - 5,000	136,245	20.85
5,001 - 10,000	4,816	2.85
10,001 - 100,000	1,784	3.29
100,001 and over	190	46.36
Total	964,165	100.00

The number of shareholders holding less than a marketable parcel of 80 ordinary shares is 40,750.

Twenty largest shareholders as at 10 March 2003

		ORDINARY SHARES	% OF ISSUED CAPITAL
1	J P Morgan Nominees Australia Limited	94,069,156	8.11
2	National Nominees Limited	82,894,750	7.15
3	Westpac Custodian Nominees Limited	69,176,879	5.97
4	Citicorp Nominees Pty Limited	54,147,684	4.67
5	RBC Global Services Australia Nominees Pty Limited	33,179,020	2.86
6	Queensland Investment Corporation	28,024,523	2.42
7	AMP Life Limited	19,120,035	1.65
8	Commonwealth Custodial Services Limited	17,566,265	1.52
9	MLC Limited	17,223,756	1.49
10	Cogent Nominees Pty Limited	15,377,493	1.33
11	ANZ Nominees Limited	9,914,312	0.86
12	ING Life Limited	8,703,484	0.75
13	HSBC Custody Nominees (Australia) Limited	6,931,471	0.60
14	Westpac Financial Services Limited	3,440,152	0.30
15	Australian Foundation Investment Company Limited	3,104,000	0.27
16	New Zealand Central Securities Depository Limited	2,886,133	0.25
17	BNP Paribas	2,842,896	0.25
18	Government Superannuation Office	2,613,700	0.23
19	Bond Street Custodians Limited	2,354,755	0.20
20	Victorian Workcover Authority	2,273,892	0.20
Top 20 total		475,844,356	41.04
Total shares		1,159,459,805	100.00

Substantial shareholders
The Company has received no substantial shareholding notices.

Total number of holders of ordinary shares and their voting rights
As at 10 March 2003, the share capital of AMP Limited consisted of 1,159,459,805 ordinary shares held by 964,165 shareholders. The voting rights attaching to the shares are that each registered holder of shares present in person (or by proxy, attorney or representative) at a meeting of shareholders has one vote on a vote taken by a show of hands, and one vote for each fully paid share held on a vote taken on a poll.

Total number of options over unissued shares and option holders
As at 10 March 2003, AMP Limited had on issue 33,847,913 options over unissued ordinary shares in AMP Limited held by 10,706 option holders.

In addition, as at 10 March 2003, there were 11,133 holders of AMP Reset Preferred Securities (RPS), holding a total of 11,500,000 RPS. Each holder of RPS holds one option over the number of ordinary shares into which they would be entitled to convert their RPS pursuant to the RPS terms of issue.

Stock exchange listings
AMP Limited is listed on the Australian Stock Exchange and on the New Zealand Stock Exchange.

Restricted securities
There are no restricted securities on issue.

Buy-back
There is no current on-market buy-back.

Glossary of terms

Assets under management
This is a collective term to describe all the assets that AMP manages on behalf of customers and shareholders, through its funds management company Henderson Global Investors.

These assets include funds invested by Henderson on behalf of its own retail, sub-advisory and institutional clients as well as those funds managed on behalf of Australian Financial Services, UK Life Services and UK Contemporary Financial Services.

Book value
The value of an asset, or liability, as recorded in the company's financial statements.

Controllable costs
These are the business costs considered to be manageable by a business unit or the Group.

They include management and project expenses but exclude variable distribution expenses, investment management fees and interest on corporate debt.

Cost to income ratio
This is a business efficiency ratio that expresses the controllable costs of a business unit or the Group as a percentage of the income of that business unit or the Group.

Technically, it is calculated as controllable costs divided by gross margin (being the net profit before tax plus controllable costs).

Distribution channels
These are the means by which AMP distributes its products and services to customers. Our distribution channels include AMP planners, independent financial advisers, third party distributors, phone centres and websites.

Earnings per share (EPS)
Earnings per share (EPS) is one measure of performance of a publicly listed company.

Basic earnings per share is calculated by dividing the net profit (loss) attributable to ordinary shareholders for a financial year by the weighted average number of shares of the company outstanding during that financial year.

Underlying earnings per share
This is calculated by dividing the underlying profit after tax (before other items) attributable to shareholders for a financial year by the weighted average number of shares of the company outstanding during that financial year.

Employee Benefit Consultants (EBC)
Employee Benefit Consultants (EBC) provide advice to corporations on the design, implementation and administration of employee benefit plans covering issues including the structure and administration of pension schemes.

It is a term more familiar in the UK market than in the Australian or New Zealand markets.

EMVONA (Excess of market value over net assets)
This is an accounting term that describes the difference between the net market value of a controlled entity (owned by a life insurance entity) and the net assets (assets less liabilities) in the controlled entity's own financial report. It is the equivalent of the intangibles, such as goodwill, carried by non-life insurance entities.

It represents part of the future benefits expected to be derived from the business that are not reflected in the book value of the net assets.

FTSE
This is an abbreviation for the Financial Times Stock Exchange index. The FTSE (pronounced Footsie) is the UK equivalent of the US S&P 500 index and the Australian All Ordinaries index.

Goodwill (an intangible asset)
This is an accounting term to describe the premium paid on the acquisition of a business or commercial right in excess of the fair value of tangible net assets acquired. It represents the intangible value of an established reputation of a business.

Mature, or closed, book
This term refers to a book or books of AMP products that are no longer actively sold or that have been closed to new sales while the book runs off – for example, whole-of-life insurance policies and government endowment mortgages.

MoS accounting
Margin on Service or MoS accounting is the required method of financial reporting for all Australian life insurance companies and life insurance subsidiaries. The method is also adopted by AMP in respect of its UK life insurance subsidiaries.

This accounting method recognises that the profit generated by life insurance products materialises over the lifetime of that product, which can be decades.

MoS ensures that this profit emerges on a realistic basis as the service is provided by the life insurer.

This accounting method is set out in Australian Accounting Standard AASB 1038 and Actuarial Standard 1.03, a standard issued under the Australian Life Insurance Act 1995.

A more detailed explanation of MoS accounting is available on the AMP website at www.ampgroup.com/shareholdercentre

MSCI World
A global stock markets index.

Net cashflows
These are product cash inflows from customers and policyholders, minus the outflows to customers and policyholders, from wealth management activities.

Glossary of terms continued

Operating margins
Operating margins are the net profit (revenue less costs) from AMP's business operations, excluding the investment income on funds held as capital within those business operations.

Persistency
This is a measure of customer retention.

In technical terms, it is the proportion of assets under management from policies that remain with us each year rather than being paid out (for example, on surrender or maturity).

Performance right
This is a new form of executive remuneration designed to reward long-term performance. It replaces share options.

Each performance right is a contractual right to acquire one AMP share, three years after the date the performance right is granted, as long as certain performance hurdles are met.

Regulatory capital requirements
AMP is required to hold a prudent margin over and above policy liabilities as a buffer against adverse experience and poor investment returns. The minimum level of capital that AMP must hold for this purpose is set by its regulators, including the Australian Prudential Regulatory Authority (APRA), the Australian Securities and Investments Commission (ASIC) and the Financial Services Authority (FSA) in the UK.

Restructuring costs
These are the costs associated with implementing the reform agenda of AMP's new CEO Andrew Mohl. These costs include staff redundancy payments, provisions for onerous contracts, lease payments and professional fees. Also called transformation costs in the Detailed Analysis of Shareholder Profit on page 17.

RPS
AMP's Reset Preferred Securities (RPS) are a form of financial instrument that offer investors a non-cumulative income distribution at a fixed rate until the first reset date in 2007. They were issued by AMP during 2002.

Shareholder capital resources
This is a financial term that covers share capital, reserves and retained profits attributable to ordinary shareholders plus hybrid equity (the RPS) as well as external corporate debt. This is an indication of the financial resources available to the company.

Shareholder returns
Total shareholder return includes capital gains in the stock plus all dividends and capital returns for the period.

Underlying contribution
This is a performance measure that eliminates the volatility inherent in investment market impacts on profit so the underlying trend is clearer.

It excludes the impact of investment market volatility on shareholder capital, as well as the result from asset sales, valuation adjustments, restructuring costs and amortisation of goodwill. It is calculated as total operating margins (which includes business unit operating margins and corporate costs not allocated to the business units) less interest on corporate debt and RPS distribution plus underlying investment income.

Underlying return on equity (ROE)
This is a measure of a company's capital efficiency.

It is calculated as underlying contribution divided by average shareholder equity over the period.

Underlying return on invested capital (ROIC)
This is a financial performance measure AMP uses at both a Group and business unit level:

- At the AMP Group level, this is calculated as underlying net profit after tax before other items, interest costs and distribution on the RPS divided by the average shareholder capital resources.
- At the business unit level, it is a similar calculation, with net profit after tax (including underlying investment income) divided by the total capital allocated to that business unit.

Value of new business (VNB)
This is a measure of the ongoing value of business written today by our financial services business units – Australian Financial Services, UK Life Services and UK Contemporary Financial Services.

It is the present value of future profits to shareholders that will be derived from new business written during the period.

A more detailed explanation of the value of new business is available on the AMP website at www.ampgroup.com/shareholdercentre

Wealth management
For AMP, wealth management means assisting customers through planning and advice, and providing savings, investment, protection and selected banking products, to maximise their financial well being.

With-profits products
With-profits is the term used in the UK to refer to what are known in Australia as 'participating' products. The benefits payable under such products include an entitlement to share in the profits or surplus of the business, with the amount of profit or surplus distributed at any particular time being at the company's discretion.

Write-down
This is a reduction in the carrying value of assets on the balance sheet to market value or recoverable amount.

Need help?

Contact the AMP Securities Registry

Australia
AMP Securities Registry
GPO Box 4257, Sydney NSW 1046
Phone 1300 654 442
Fax 1300 301 721

New Zealand
AMP Securities Registry
P O Box 91543, Auckland Mail Centre
Phone 0800 448 062
Fax 09 488 8787

United Kingdom
AMP Securities Registry
PO Box 82, The Pavilions
Bridgwater Road, Bristol BS99 7NH
Phone 0800 783 3315
Fax 0870 703 6119

Other countries
AMP Securities Registry
GPO Box 4257, Sydney NSW 1046
Phone 61 2 8234 5000
Fax 61 2 8234 5002

Email
ampservices@computershare.com.au

Internet
www.ampgroup.com/shareholdercentre

Registered Office of AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
Phone 61 2 9257 5000
Fax 61 2 8275 0199

Board Executive and Company Secretary
Prue Milne

Important dates for shareholders

4 April 2003
Record date for 2002 final dividend

28 April 2003
Payment date for 2002 final dividend

15 May 2003
Annual General Meeting in Sydney

Unless otherwise specified, information in this report is current as at 17 March 2003

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Corporate Office
33 Alfred Street
Sydney NSW 2000
Australia

Corporate Office
86-90 Customhouse Quay
Wellington
New Zealand

Corporate Office
3 Finsbury Avenue
London EC2M 2PA
United Kingdom

www.ampgroup.com

AMP

905756

Shareholder Report

Concise Annual Review 2002

www.ampgroup.com/
results

2002 financial summary

Navigating the report

For more information, go online
For more information about a specific topic in this report, refer to the yellow mouse symbol pictured at the top of each page. Next to each symbol is a web address (or url) to part of AMP's corporate website with more detailed information and analysis:

www.ampgroup.com

AMP's corporate website provides a wealth of information about AMP's businesses, Board and senior management team, community involvement and commitment to the environment, along with the company's announcements and financial presentations and reports.

Contents of this report

Concise Financial Report
The financial statements and disclosures in the Concise Financial Report on pages 20 to 33 have been derived from the AMP Group's 2002 Full Financial Report. A more comprehensive understanding of the AMP Group's financial performance, financial position and financing and investing activities is provided in the Full Financial Report. A copy of the Full Financial Report, including the Auditor's Report, is available online at www.ampgroup.com/results or by calling the AMP Securities Registry.

Online Shareholder Report
The AMP Shareholder Report is available online. Electing to receive the online report delivers cost and environmental savings. Contact AMP's Securities Registry if you want to receive next year's Shareholder Report online. Contact details are on the inside back cover.

AMP Limited ABN 49 079 354 519

2002 was a difficult and disappointing year. We recorded a loss of A$896 million.

The result includes a write-down of A$1,227 million on some of AMP's businesses. The majority of the write-down was related to intangible assets on businesses in UK Financial Services and the former AMP International.

Net profit
after tax attributable to shareholders
A$m



1,200
800
400
0
(400)
(800)
(1,200)
A$1,027m
A$1,152m
A$690m
A$424m
1998
1999
2000
2001
2002

Breakdown of 2002 financial result
A$m



1,200
0
(1,200)
Sale of non-core businesses A$234m
Write-down A$1,227m
Net profit after tax before other items A$495m
Restructuring costs A$344m
Goodwill A$54m
Net loss after tax and other items (A$896m)

Why a write-down?
Tough world equity markets and changes in AMP's strategy led to a review of the book value of AMP's businesses. This revaluation resulted in a reduction of the book value, or write-down, of specific AMP assets.

Dividend

Reduced dividend reflects impact of the fall in our sustainable earnings.

Final 2002 dividend of A$0.20 per share took the total dividend for the year to A$0.46.

Dividend
A$ per share



0.60
0.50
0.40
0.30
0.20
0.10
0
A$0.18*
A$0.41
A$0.47
A$0.51
1998
1999
2000
2001
2002

*AMP listed on 15 June 1998 thus only second-half dividend paid in 1998

Global equity indices
31 December 2001 to 31 December 2002


110
100
90
80
70
60
DEC 01
JAN 02
FEB 02
MAR 02
APR 02
MAY 02
JUN 02
JUL 02
AUG 02
SEP 02
OCT 02
NOV 02
DEC 02
ASX 200 down 12%
FTSE 100 down 24%
MSCI World down 25%
S&P 500 down 23%

Market context

AMP's 2002 results were heavily impacted by falls in world equity markets. This affected our earnings by:

- Lowering our investment income on shareholder capital
- Lowering the fees and commissions earned on the assets we have under management
- Reducing the value of the assets we have backing our life funds, particularly in the UK
- Reducing customers' willingness to invest

Where we must improve

Action is underway to improve AMP's financial performance and refocus its strategic direction.

Key financials we must improve	2002	2001
Net profit (loss) after tax	**(A$896m)**	A$690m
Return on equity (underlying)	**9.2%**	13.1%
Earnings per share (underlying)	**A$0.78**	A$1.08

What we are doing to refocus the business

- Scaling back over-ambitious international growth strategy in difficult markets
- Tightly managing UK business and communicating our position clearly
- Focusing on core business
- Offering better advice and better products to customers

Where we are making progress

AMP drove down costs, focused on core business and reinforced its financial strength through a capital raising.

- Reduced AMP Group's controllable costs 11% on a like for like basis and held cost to income ratios across the business relatively steady
- Sold non-core businesses Cogent, Henderson Private Asset Management and AMP Banking credit card portfolio to realise profit of A$234 million
- Resilient performances by Australian Financial Services and Henderson Global Investors highlight their underlying strength
- Successfully raised A$1.15 billion through AMP Reset Preferred Securities offer

Cost to income ratios
AMP Group and business units
%


100
80
60
40
20
0
1999
2000
2001
2002
AMP Group 62%
Australian Financial Services 44%
Henderson Global Investors 69%
UK Financial Services 64%

Chairman's report



"As a fellow shareholder, I am committed to representing shareholders' interests to the best of my abilities and to be honest with you."

Peter Willcox
Chairman

2002 was a very tough and disappointing year for AMP and its shareholders.

Regardless of how well equipped we might have been, the fallout from world equity markets would have still made 2002 an extremely difficult year. However, some of our problems were self-created, as we were not as well prepared for the storm as we could have been.

In his report, Chief Executive Officer Andrew Mohl reviews the events of the year, the lessons we have learned and the actions that he and his new senior management team are taking to improve AMP's performance.

For my part, as AMP's new Chairman, I am going to tell you what actions the Board is taking in response to the events of the past year. Some of these actions are radical, but I believe that only decisive action will restore the confidence in AMP that is justified by the strength of its assets and people.

As your Chairman, and as a fellow shareholder, I am committed to representing shareholders' interests to the best of my abilities and to be honest with you.

Strengthening the management team
Significant changes to AMP's Board and senior management team have occurred during the past six months aimed at turning around the company's performance.

In October 2002, the Board appointed new Managing Director and Chief Executive Officer Andrew Mohl to lead AMP. Andrew was chosen because of his outstanding professional achievements and, of equal importance, because of his personal integrity and forthrightness. Andrew will tell it as it is, both to the Board and to you.

Andrew has established a new senior management team that reflects his values, and embarked on new strategies that recognise the realities of the company's strengths and weaknesses. It will take time for the changes that he has made to work, and you should not expect that it will all be smooth sailing.

The Board completely supports Andrew, and we will be patient while the revolution he is leading unfolds.

I would like to note that the Board has agreed an employment contract with Andrew that is designed to make sure his reward is greater if he succeeds than if he fails. Shareholders will be asked to approve aspects of this contract at our 2003 Annual General Meeting.

Renewing AMP's Board
Once AMP's new senior management team was established and had begun implementing strategic reforms to the business, AMP's Directors decided it was also time for change at the Board level.

Following extensive discussion, the Directors concluded that only the creation of a new Board would offer the opportunity for different outcomes in AMP's future.

Consequently, a Board restructure aimed at having a substantial majority of new and recently appointed Directors was announced. The changes are – and will be – quite radical, however, I believe they are necessary to help the CEO and senior management team turn AMP around.

The new Board will be constructed in stages to provide an orderly transition.

In February, the Chairman stepped down and I, as Chairman-elect, replaced him. Patricia Cross retired at the same time. Sir Malcolm Bates, Paul Mazoudier and Ian Renard will retire during the next six months.

This will result in a Board of five Directors, all of whom will stand for election or re-election at the 2003 Annual General Meeting, including:

Three non-executive Directors:

- myself as Chairman. I joined the Board in September 2002 and was appointed Chairman-elect in December last year
- Lord Killearn, who chairs the Board Finance Committee and Henderson Global Investors
- Richard Grellman, who chairs the Board Audit and Compliance Committee.

Two executive Directors:

- Andrew Mohl, AMP's Chief Executive Officer, who joined the Board in October 2002
- Roger Yates, Henderson Global Investors Managing Director, was appointed to the Board in December 2002.

My aim now is to attract new Directors to add to this Board who have deep business experience and open and challenging minds to bring vigorous debate to our decision-making.

As Derek Higgs said in January 2003 in his report to the UK Government on the role and effectiveness of non-executive directors: 'Effective Boards depend as much on behaviours and relationships as on procedures and structures'.

Where we do business


London
Sydney
Wellington

- ◆ Australian Financial Services
- ■ Henderson Global Investors
- ● UK Life Services and UK Contemporary Financial Services
- ✶ Towry Law
- ▲ AMP Sanmar

We have already identified a number of well-qualified candidates with the experience and values we seek, and we hope to announce the appointment of two to three new non-executive Directors during the next six months.

In summary, action is underway to create a new Board that will be better able to meet the company's challenges.

Implementing better Board practices

We are also making a number of changes to current Board practices to address the concerns of our shareholders and customers.

A new long-term equity programme for Directors is being designed to replace the current cash-based retirement allowances for non-executive Directors.

In addition, non-executive Directors remaining on the Board after nine years will be subject to annual re-election by shareholders.

We hope this will result in a continued renewal of the Board in future.

We are also implementing a programme to give new Directors a clear understanding of the fundamentals of AMP's business, markets and customers in each geographic region.

A rigorous performance appraisal system will be introduced to appraise Board performance, along with the performance of individual Directors. I will propose, and I am sure the Board members will agree, that the appraisal of the performance of the Chairman will be a priority in this process. This new system will be designed to provide early warning of any future need for changes to the Board.

Realising AMP's potential

Both AMP's Board and senior management team have undergone radical change, and we are determined that both will place a priority on the interests of our owners and customers.

While these changes will not guarantee a rapid recovery, they are the necessary first steps to improve AMP's long-term performance.

On behalf of the Board, I would like to thank AMP's employees and business partners, the company's senior management team and my fellow Directors for their hard work and determination during very turbulent times.

We have great faith in the fundamental strength of AMP and are determined that the potential of this company is fully realised in the future.

Peter Willcox

Peter Willcox
Chairman

2002 in review

Poor performance of UK Financial Services

Board changes including new Chairman-elect

CEO and senior management changes

Successful capital raising through Reset Preferred Securities offer

Strategic review of AMP and subsequent restructuring

Substantial balance sheet write-downs

Weakened share price

Chief Executive Officer's report



"I am a big believer in the inherent potential of AMP. I am confident we have the right team and the right approach to turn this company around."

Andrew Mohl
Chief Executive Officer

Restoring confidence in AMP
2002 was a tumultuous year for AMP – one that must not be repeated.

Our greatest disappointment is that we reported the company's biggest loss of A$896 million.

The loss has come about for two distinct reasons.

First, we are managing a business that is highly sensitive to world equity markets in what is now the longest market downturn since 1972.

Second, we were pursuing an unrealistically ambitious growth strategy centred on UK Financial Services at a time when we should have been more measured in our approach and more conscious of our capabilities in what is one of the most challenging markets in the world.

I talk more about both of these issues later in this report.

I inherited a host of challenges when I was given the honour of leading AMP as Chief Executive Officer in October 2002.

One of the biggest challenges is to restore confidence in the company.

I realise that this will take time. Confidence can only be achieved through actions and results – not words – and we have got a long way to go. I outline later in this report the actions we are taking to improve both confidence levels and shareholder returns in the long term.

A key part of my job in restoring faith in AMP again is to 'tell it like it is'. This means open, honest and regular communication with shareholders and everyone who has an interest in the business. At times, when we have bad news to tell, this can appear to be self-defeating in the short term.

But I am committed to telling the good news and the bad in the clearest and simplest way. That is what I have attempted to do in this report.

2002 financial performance
Before I discuss the financial result in detail, it is important to emphasise that AMP continues to be a strong company. We have total shareholder capital resources of A$13 billion, along with conservative gearing.

We successfully raised A$1.15 billion through our Reset Preferred Securities offer last year. The funds are being used to reduce short-term debt, increase capital resources and generally reinforce the company's financial strength.

Despite our strength, we delivered a disappointing result as a consequence of write-downs and restructuring costs that had to be made to refocus the business.

These costs, totalling A$1,571 million after tax, contributed to our bottom line loss of A$896 million for 2002. Before these items, asset sales and goodwill amortisation, our net operating profit was A$495 million.

A write-down of A$1,227 million was the result of a review we conducted of all our businesses. The book value of a number of the businesses was adjusted to reflect current market conditions. These businesses were acquired or built in recent years when market conditions were much better.

Restructuring costs of A$344 million after tax also contributed to the loss. Costs included redundancy payments, write-offs of capitalised expenditure and other product-related closures.

The loss, along with weak markets, lowered our underlying earnings per share to A$0.78 from A$1.08 in 2001. Underlying return on equity was 9.2% compared to 13.1% in 2001.

AMP's dividend policy is to provide shareholders with a steady or rising stream of dividends in line with our long-term sustainable earnings. Our 2002 total dividend reflects the lower level of our underlying earnings.

A final dividend of A$0.20 was declared, taking the total dividend for the year to A$0.46 compared to A$0.51 in 2001. We believe this dividend is financially prudent given the 2002 result.

Business unit performances
Depressed investment markets reduced operating margins across the business. Australian Financial Services and Henderson Global Investors showed resilience, achieving sound operating margins in tough markets. Both businesses lowered their costs and took action to protect their profitability going forward. Fundamentally, they are strong businesses that have the potential to improve returns to shareholders.

UK Financial Services, however, is an asset that is under-performing. Its operating margins, along with sales, were hit hard in 2002. We continue to take action to protect shareholder capital and manage our regulatory capital. I talk more about the UK situation later in this report.

No excuses
I know that many people are asking how we got to this point. There are a number of reasons, but no excuses.

AMP's five-point reform plan

1	2	3	4	5
Address low return channel and product lines	**Focus** short-term growth ambitions on core businesses	**Increase** transparency and quality of disclosure	**Tackle** embedded behaviours	**Role** modelling leadership

As I mentioned earlier, AMP is highly sensitive to world equity markets.

Weak markets, particularly the UK stock market which has fallen by more than 40% in the past three years, have impacted our earnings in four major ways. They have:

- lowered our investment income on shareholder capital
- lowered the fees and commissions earned on the assets we have under management
- reduced the value of the assets we have backing our life funds, particularly in the UK
- reduced customers' willingness to invest.

Our UK Financial Services business was also the source of many of our problems in 2002. Substantial, continued falls in the UK stock market (as measured by its index, the FTSE) exposed a number of underlying problems with our UK operation – and many other traditional UK life insurance companies.

We have been running an old-style, capital-intensive business that offers products with guaranteed returns to policyholders. However, the business was not making enough money in its own right to sustain these returns.

Instead, like many UK insurance companies, it relied on assets built up in its funds over time, particularly during boom equity markets, to pay the difference.

The drastic and prolonged fall in the UK stock market has exposed the problems with this business approach.

The UK market also put pressure on the ability of our UK Pearl with-profits fund to meet minimum regulatory capital requirements. Consequently, we decided to provide additional capital support of £500 million in June 2002 for this fund.

We did not communicate this situation well last year. The key point is that AMP is a strong company and has implemented sound capital management initiatives to handle further market falls.

Finally, our strategy of simultaneously trying to build our UK business and pursue international growth in difficult market conditions was over ambitious.

We are still in the right business, wealth management, but had been going the wrong direction in a bear market.

Driving reform – doing the basics really well to drive shareholder returns

When I was appointed CEO, I launched a five-point reform plan to improve returns to shareholders and service to customers (refer to 'AMP's five-point reform plan' above). Since then, we have acted quickly and decisively on this plan, conducting an extensive review of every part of AMP's business. We scrutinised every part of the company – our strategy, distribution channels, products, the role of corporate office, and our values.

To date, we have not done the basics well enough. By the basics, I mean focusing on our customers and planners and providing them with the products they want in the easiest way, improving investment performance and driving down costs.

Right now, our goal is to do these basics really well, and in that way we will position the business for future growth.

Our employees
total 11,403*


1%
38%
56%
5%

- Australia
- New Zealand
- UK
- Rest of world

*11,403 full-time equivalent employees at 31 December 2002

Total business unit operating margins
A$m


1,000
800
600
400
200
0
A$449m
A$592m
A$925m
A$889m
1998
1999
2000
2001
2002

Chief Executive Officer's report continued

AMP's key businesses and markets	
Australian Financial Services	Australia and New Zealand
Henderson Global Investors	International
UK Life Services	United Kingdom
UK Contemporary Financial Services	United Kingdom

Getting back to basics also means stopping activities that do not add, or have the potential to add, shareholder value. As a result, we announced significant changes to the business involving the restructure or closure of some products and distribution channels.

Unfortunately, these decisions affected many of our employees, with jobs reduced across the company. These were very difficult decisions, but, given the tough markets in which we are operating, we had no choice.

Major outcomes of the review included:

- Separation of **UK Financial Services** into two clear operations to allow us to focus on key success drivers in each operation. There is a great deal of work underway and ahead of us in the UK.
- Implementation of a series of actions designed to strengthen and grow areas of **Australian Financial Services**, as well as reduce its sustainable cost base. We have identified sustainable cost efficiencies, which will decrease controllable expenses to a target of A$560 million in 2003.
- Continuation of **Henderson Global Investors'** cost saving programme and a refocus on core business.
- Restructure of **AMP Banking** to compete only in key product areas where it is profitable. While we continue to distribute banking products, we will no longer manufacture them in New Zealand and the UK. In Australia, we will manufacture two key products: residential mortgages and savings deposits.

  This overall restructure will reduce the amount of capital supporting the operation by A$500 million.
- Closure of the **AMP International** business unit, involving the disbanding of the Asian, European and New Ventures teams. Our recently-established business in India now forms part of Australian Financial Services.
- Restructure of **corporate office** to deliver an expected A$40 million in cost savings in 2003. To date, this includes a reduction of over 100 roles (some roles from AMP International).
- Appointment of a **new senior management team** dedicated to turning AMP around.

All of these initiatives were designed to get us back to basics.

While the end of 2002 marked the completion of the first phase of this review process, we expect changes to continue as we concentrate on implementation.

Strategic objectives

Right now, our growth will come from focusing on our core capabilities of advice-based distribution, superannuation/pension fund management and asset management.

We will do this in our core markets of Australia, New Zealand and the UK. This means we will generally not expand our businesses, other than organically, until they are delivering the required financial returns.

In line with this, our long-term strategic objectives include:

- growing AMP's leading position in the Australian wealth management market
- reducing AMP's capital commitment in the UK by releasing capital from UK Life Services while simultaneously taking other action to increase return on invested capital
- developing a wealth management business in the UK focused on investment and pension products distributed primarily through advisers
- building a global asset management business in partnership with AMP's wealth management businesses, with a focus on the UK and selective expansion in Europe, North America and Asia.

Outlook

I am a big believer in the inherent potential of AMP. It will take a lot of hard work and time to turn that potential into a reality.

We also need stock markets to recover, as they are a key driver of our business performance.

The reality of the lags in our business means that even if markets pick up tomorrow, it will take some time for that to flow through into improved investor confidence and stronger activity.

My senior management team and I are committed to restoring confidence in AMP and realising AMP's potential for shareholders – and all other people who have an interest in the company.

Once we get the basics right, we will be in a much stronger position to grow in the future.

There is no doubt that 2003 is going to be another challenging year but I am confident that we have the right team and the right approach to turn this company around.

Andrew Mohl
Chief Executive Officer

Five-year financial summary

YEAR ENDED 31 DECEMBER	2002 A$ MILLION	2001 A$ MILLION	2000 A$ MILLION	1999 A$ MILLION	1998 A$ MILLION
Consolidated statement of financial performance					
Gross premium, fee and other revenue	**18,240**	19,912	20,917	16,129	12,956
Deposits portion of gross premiums[1]	**(13,379)**	(13,649)	(13,874)	n/a	n/a
Net premium, fee and other revenue	**4,861**	6,263	7,043	n/a	n/a
Investment gains (losses)	**(7,787)**	(1,605)	7,157	12,589	13,135
Profit before tax	**(2,424)**	(587)	636	103	2,616
Income tax (expense) credit	**801**	397	107	(580)	(979)
Outside equity interests (including unattributed life funds)	**727**	880	409	53	(610)
Net profit after tax attributable to shareholders	**(896)**	690	1,152	(424)	1,027
Consolidated statement of financial position					
Cash at bank and on deposit	**11,358**	8,485	5,960	6,208	5,873
Investment assets	**136,876**	152,094	158,620	115,599	101,573
Intangibles	**945**	866	195	233	93
Excess of market value over net assets of controlled entities	**1,825**	2,926	3,945	2,659	1,026
Other assets	**6,967**	7,719	8,427	6,541	4,322
Total assets	**157,971**	172,090	177,147	131,240	112,887
Outstanding claims	**3,129**	3,772	5,497	5,385	1,495
Borrowings and subordinated debt	**12,881**	13,212	13,457	11,669	5,166
Life insurance policy liabilities	**116,245**	128,913	131,213	89,487	81,215
Other liabilities	**7,793**	8,876	10,057	9,427	8,337
Total liabilities	**140,048**	154,773	160,224	115,968	96,213
Net assets	**17,923**	17,317	16,923	15,272	16,674
Contributed equity	**5,001**	4,613	4,206	3,967	3,755
Reserves	**871**	823	612	333	658
Shareholders' retained profits	**2,661**	4,084	3,967	3,332	4,262
Total equity attributable to shareholders	**8,533**	9,520	8,785	7,632	8,675
Unattributed life funds	**5,494**	6,232	6,802	6,660	7,300
Outside equity interests – AMP Reset Preferred Securities	**1,141**	–	–	–	–
– other controlled entities	**2,755**	1,565	1,336	980	899
Total equity	**17,923**	17,317	16,923	15,272	16,674
Other financial data					
Basic earnings per ordinary share ($ps)	**($0.79)**	$0.62	$1.05	($0.39)	$0.97
Diluted earnings per ordinary share ($ps)	**($0.79)**	$0.62	$1.03	($0.39)	$0.97
Dividends per ordinary share ($ps)	**$0.46**	$0.51	$0.47	$0.41	$0.18
Number of ordinary shares (m)	**1,159**	1,129	1,105	1,089	1,077
Assets under management ($bn)	**256**	292	291	259	177
AUD:GBP (closing rate) (currency)	**0.3498**	0.3517	0.3720	0.4060	0.3687

Note:
1. Deposit portion of gross premiums data is not available for 1999 and 1998.

The above information is from the Directors' Report and Financial Report. Classifications adopted in 2002 and 2001 for certain revenues and expenses, and certain assets and liabilities, differ from the classifications in earlier years. The differences are not significant and have no impact on net profit (loss) or net assets.

For further financial details and analysis on AMP's businesses go to the 2002 Investor Report www.ampgroup.com/results

Business overview

Australian Financial Services



Craig Dunn
Managing Director
Australian Financial Services

Total operating margins
A$m


500
400
300
200
100
0
A$151m
A$280m
A$370m
A$366m
1998
1999
2000
2001
2002

Overview

Australian Financial Services (AFS) performed well in tough markets, demonstrating our financial strength. We minimised the impact of market conditions on our operating margins through strong cost management and took deliberate actions to position the business for future growth.

Financial results

- ▶ Operating margins down 9% on 2001 to A$334 million
- ▶ Controllable costs fell 8% on 2001 and cost to income ratio steady at 44%
- ▶ Net cashflows down to A$1,168 million from A$2,602 million in 2001 as a result of weak global equity markets
- ▶ Total new business fell 11% but corporate superannuation new business grew 12%
- ▶ Value of new business up 8% to A$251 million after restatement
- ▶ Return on invested capital marginally lower on 13.8% from 14.1% in 2001

Key developments

In late 2002, we implemented specific actions designed to strengthen and grow our core business in continuing tough markets.

Sustainable cost reductions were achieved in 2002 and further reductions identified for 2003. These are being achieved through a focus on core business including:

- ▶ integrating AMP Direct into other areas of AFS to realise cost efficiencies and to refocus on advice-based distribution
- ▶ reviewing all operations and stopping non-essential activities, which will result in the loss of approximately 550 jobs.

Continuing to strengthen our advice-based distribution channels, we acquired Arrive Financial Planning from PricewaterhouseCoopers. We also implemented an innovative incentive programme for the AMP Financial Planning and Hillross channels, which aims to attract and retain planners and increase their productivity.

Early in 2003, international commercial credit ratings agency Standard & Poor's reaffirmed its rating of our Australian operation as AA–, which reflects superior financial strength.

Key priorities in 2003

- ▶ Making AMP the easiest to deal with for planners and customers
- ▶ Strengthening profitability of all products and channels
- ▶ Strengthening the competitiveness of product offerings
- ▶ Continuing to grow and strengthen our advice-based distribution channels

Henderson Global Investors



Roger Yates
Managing Director
Henderson Global Investors

Total operating margins
A$m


500
400
300
200
100
0
A$80m
A$127m
A$315m*
A$208m
1998
1999
2000
2001
2002

* Included A$99 million in technology investment performance fees

Overview

Henderson delivered robust results in challenging markets, maintaining stable operating margins. We vigilantly managed costs and re-examined our strategic priorities to protect earnings and our position as a multi-asset, multi-geographic business.

Financial results

- Operating margins down 8% on 2001 to A$192 million
- Controllable costs down 6% to A$627 million on 2001 and cost to income ratio up one percentage point to 69%
- Assets under management fell 13% to A$256 billion largely due to negative market movements
- Profit of A$28 million on the sale of private asset management business, with a further amount potentially receivable in the second half of 2003
- Return on invested capital marginally lower on 10.7% from 11.1% in 2001

Key developments

In 2002, we took action to counteract the substantial falls and volatility in global equity markets and decline in industry sales volumes. We closed low-priority operations, rationalised non-profitable UK and European retail funds, centralised functions and scaled back e-business activity. While business restructuring resulted in 100 jobs being made redundant, we continued to invest in building our investment management and client servicing capabilities.

Despite market volatility, our hedge funds, US mutual funds and Australian life funds delivered strong investment performances. However, this was tempered by a decline in investment performance in core UK fixed income and equity products.

Fifty percent of property assets and 43% of listed assets outperformed their benchmarks during 2002.

Key priorities in 2003

- Maintaining position as a multi-asset, multi-geographic business, with a focus on growth opportunities in the UK
- Continuing to focus on improving investment performance, service and distribution
- Further improving business efficiency and cost management

For details on AMP's senior management team go to www.ampgroup.com/management

Business overview continued

UK Financial Services

UK Financial Services (UKFS) had a difficult year, with a substantial fall in the UK stock market impacting the regulatory capital position of the business and customer demand for products. We took action to protect our capital position and manage risks more effectively.

Total operating margins
A$m


500
400
300
200
100
0
A$247m
A$227m
A$264m
A$328m
1998
1999
2000
2001
2002

Key developments

The UK stock market has fallen by more than 40% during the past three years. This continued fall has placed pressure on our UK funds, including the Pearl with-profits fund, and required extra support from the Group. This involved providing additional capital support of £500 million.

In addition, by year end we had separated UKFS into two clear operations to allow us to focus on key success drivers in each operation. The split is designed to lessen our risks in the UK, as we have isolated the majority of our capital in one operation to ensure it is carefully managed. Meanwhile, a smaller team is able to separately pursue selected growth options. More information on these operations is provided below.

Restructuring initiatives during 2002 will result in the loss of around 3,400 jobs by the end of 2003.

Financial results

- Operating margins down 36% on 2001 to A$211 million
- Cost reduction programme on track, delivering £68 million in 2002 and cost to income ratio steady at 64%
- Sales down 21% reflecting tough markets and closure of Direct Sales Force
- Persistency fell one percentage point to 88% on 2001
- Return on invested capital fell to 6.5% from 10.2% in 2001 due to capital injection and reduced profit



Ian Laughlin
Managing Director
UK Life Services

UK Life Services

This operation is where most of our UK capital is invested, and our focus is on protecting and enhancing the value of that capital.

UK Life Services is responsible for the long-term management of the mature and closed book of products in Pearl, London Life and NPLL (the 'old' NPI). AMP has significant experience in extracting value from closed books.

Shareholder value of the in-force book will be maximised by focusing on the basics: customers, products and financial management. This means:

- improving management of high-value customers to encourage them to continue investing in their existing AMP products
- driving down unit costs
- actively managing the balance sheet and risks.



John Drabble
Managing Director
UK Contemporary Financial Services

UK Contemporary Financial Services

UK Contemporary Financial Services' aim is to pursue growth options in selected, profitable areas. For example, corporate pensions – a market expected to grow to over £17 billion per annum by 2011 – are provided through referral from Employee Benefit Consultants (EBCs) and Independent Financial Advisers.

A separate corporate pension business was launched in 2002 to focus on EBCs. It achieved a 26% win rate with tenders and by 2003 had secured a position on all 15 major EBC panels.

Shareholder value will be maximised by:

- identifying products and channels where AMP has or can develop a competitive advantage and can generate the required returns
- developing and operating on modern platforms
- building a contemporary, capital efficient product portfolio
- leveraging our expertise in pensions management and distribution
- providing first-class service to customers and planners.

AMP portfolio businesses



Marc de Cure
General Manager
Strategy and Development

Overview

Outside our core operations, AMP has a portfolio of businesses in diverse areas managed by the General Manager Strategy and Development.

These businesses (other than discontinuing businesses) formed part of the business unit called AMP International until it was closed in October 2002 in line with CEO Andrew Mohl's five-point reform plan. Further strategic changes have since been made to these businesses.

Key developments

AMP Banking
AMP Banking was restructured to compete only in profitable product areas. We intend to shift our focus from banking product manufacturer to distributor, with the exception of two key products. In Australia, we continue to manufacture and distribute mortgages and deposits.

We sold our credit card portfolio in Australia and New Zealand to American Express for approximately A$238 million. A sales process is also in place to exit the manufacture of:
- mortgage and deposit products in New Zealand and the UK
- property finance products in Australia and New Zealand.

We intend to continue distributing banking products in Australia, New Zealand and the UK.

In 2003, banking operations in Australia and New Zealand will form part of Australian Financial Services and in the UK part of UK Contemporary Financial Services.

AMP Asia and AMP Europe
The AMP Asia and AMP Europe development teams were disbanded and the AMP Japan business is being closed in line with AMP's focus on core business. Associated costs have been included in the A$344 million restructuring costs and A$1,227 million write-down.

AMP Sanmar
AMP's life insurance joint venture in India, AMP Sanmar, increased its adviser force and widened its product range in 2002, taking prudent action to grow the business. The business now forms part of Australian Financial Services.

Cogent
AMP completed the sale of Cogent, its investment administration business, to BNP Paribas in September 2002. Profit on the sale in 2002 was £72 million after tax, with the potential for additional final profit to be released in 2003 on determination of the final instalment of the purchase price.

Discontinuing businesses
AMP's discontinuing businesses include Cobalt and its associated reinsurance and commercial insurance portfolios currently in run-off (ie no new policies are being written). These businesses were managed successfully in 2002, generating net profit after tax of A$61 million.

AMP is currently reviewing options to realise greater shareholder value from these operations.

Virgin Money
AMP's 50:50 joint venture with the Virgin Group, Virgin Money, increased operating revenues by 105% and decreased costs by 22% on 2001 despite difficult markets. The improved performance was driven by the successful launch of the Virgin-branded credit card in the UK. Virgin Money's management team is working with AMP and the Virgin Group to reposition the business and realise greater shareholder value.

Directors' report

Your Directors present their report on the consolidated entity consisting of AMP Limited (the Company) and the entities it controlled at the end of or during the year ended 31 December 2002 (AMP Group).

Directors' details

Details of Directors of the company in office at the time of signing this report, and each Director's qualifications, experience and special responsibilities are set out below.

Directors' meetings

Details of attendance by Directors of AMP Limited at Board and Board Committee meetings held during the year ended 31 December 2002 are outlined in the table at right.

BOARD MEETINGS DIRECTORS AT 31 DECEMBER 2002[1]	FULL AGENDA A	FULL AGENDA B	SPECIAL PURPOSE A	SPECIAL PURPOSE B
Stan Wallis	7	7	5	5
Peter Willcox[3]	2	2	5	5
Andrew Mohl[4]	1	1	3	3
Sir Malcolm Bates	7	7	5	5
Patricia Cross	7	7	5	5
Richard Grellman	7	7	5	5
Lord Killearn	7	7	5	4
Paul Mazoudier	7	7	5	5
Ian Renard	7	7	5	5
Roger Yates[5]	–	–	–	–

Notes: Column A – Indicates number of meetings held while the Director was a member of the Board/Committee.
Column B – Indicates number of those meetings attended.



Peter Willcox
Chairman-elect
Age 57. BA (Hons), MA (Physics) Cambridge

Joined the Board in September 2002. Appointed Deputy Chairman in December 2002 and will succeed Mr Wallis as Chairman on 26 February 2003, following the signing of this report. Member of the Board's Governance, Nomination and Remuneration Committees.

Experience 20-plus years' senior executive experience in the petroleum industry in Australia and internationally. Former Chief Executive Officer BHP Petroleum. Previously Director of a number of international, public companies including financial services experience with Lend Lease Corporation, MLC Limited and Schroders Australia Holdings Limited.

Other directorships
Chairman of Mayne Group Limited.

Andrew Mohl
Managing Director and Chief Executive Officer
Age 47. BEc (Hons)

Appointed Managing Director and CEO in October 2002. Member of the Board's Finance and Governance Committees. Director of AMP's key operating subsidiaries.

Experience 20-plus years' financial services experience, including more than six years at AMP. Most recently was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice-based distribution and the development of AMP's multi-channel distribution platform.

Former ANZ Senior and Chief Economist (1986-1990) and Managing Director ANZ Funds Management (1993-1996). Past Deputy Head of Research at the Reserve Bank of Australia.

Richard Grellman
Age 52. FCA

Appointed to the Board in 2000. Chairman of the Board's Audit and Compliance Committee and member of its Nomination Committee. Director of AMP Life Limited.

Experience 32 years in the accounting profession. KPMG Financial Services partner from 1982 to 2000. Member of KPMG's National Board from 1995 to 1997 and National Executive from 1997 to 2000. Independent Financial Expert for AMP's demutualisation and Investigating Accountant for AMP's prospectus and listing.

Other directorships
Chairman of the Board and Council of the NSW Motor Accidents Authority. Chairman of Cryosite Limited.

Lord Killearn
Age 61. Resident of the UK.

Appointed to the Board in 1999. Chairman of the Board's Finance Committee and member of its Remuneration Committee. Chairman of Henderson Global Investors (Holdings) plc.

Experience 29 years' international financial services experience. Retired in 2002 as Managing Director, Corporate Finance from Cazenove, a leading investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and was primarily responsible for the Asia Pacific business.

Other directorships
Director of Albion Investment Company (Alderney) Limited, Maxis Communications Berhad and Shanghai Real Estate Limited.

Roger Yates
Managing Director Henderson Global Investors
Age 45. BA (Hons)

Appointed to the Board in December 2002 as Executive Director. Director of Henderson Global Investors (Holdings) plc and a number of its subsidiaries.

Experience 21 years' experience in the funds management industry as an investment professional and business manager. Henderson Global Investors Managing Director since 1999. Led the integration of Henderson and AMP Asset Management and has managed the rise of Henderson Global Investors to an international asset manager.

Prior to Henderson, was Chief Investment Officer of Invesco Global and has held senior roles for fund management companies, LGT and Morgan Grenfell.

COMMITTEE MEETINGS DIRECTORS AT 31 DECEMBER 2002[1]	**BOARD AUDIT AND COMPLIANCE COMMITTEE** A	B	**BOARD FINANCE COMMITTEE** A	B	**BOARD GOVERNANCE COMMITTEE** A	B	**BOARD NOMINATION COMMITTEE** A	B	**BOARD REMUNERATION COMMITTEE** A	B	**AD HOC COMMITTEES[2]** A	B
Stan Wallis	–	–	–	–	5	5	5	5	9	9	5	5
Peter Willcox[3]	–	–	–	–	–	–	–	–	–	–	–	–
Andrew Mohl[4]	–	–	1	1	1	1	–	–	–	–	–	–
Sir Malcolm Bates	–	–	–	–	5	5	5	5	9	9	–	–
Patricia Cross	–	–	12	12	–	–	–	–	9	9	–	–
Richard Grellman	10	10	–	–	–	–	5	5	–	–	–	–
Lord Killearn	–	–	12	12	–	–	–	–	9	9	–	–
Paul Mazoudier	10	10	–	–	5	5	–	–	–	–	–	–
Ian Renard	10	10	12	12	5	5	–	–	–	–	2	2
Roger Yates[5]	–	–	–	–	–	–	–	–	–	–	–	–

Notes:
1. Mr P J Batchelor who ceased to be a Director on 23 September 2002 attended meetings during 2002 as follows: 5 of 5 Full Agenda and 2 of 2 Special Purpose Board meetings, 10 of 10 Board Finance Committee meetings, 4 of 4 Board Governance Committee meetings, 5 of 5 Board Nomination Committee meetings and 5 of 5 ad hoc committee meetings.
2. Ad hoc committees of the Board were constituted during the year in relation to the financial results and the divestment of Cogent.
3. Mr Willcox was appointed to the Board on 9 September 2002.
4. Mr Mohl was appointed to the Board on 7 October 2002.
5. Mr Yates was appointed to the Board on 4 December 2002.

Retiring or retired Directors



Sir Malcolm Bates
Age 68. Hon DLitt, MSc, FCIS, FRAeS, CCMI
Resident of the UK.

Appointed to the Board in 1998. Chairman of the Board's Remuneration Committee and member of its Governance and Nomination Committees. Joined the Board of AMP (UK) plc in 1996 and appointed Chairman of AMP's key UK Financial Services operating subsidiaries that year.

Experience 30-year career as a senior executive and director of major international manufacturing and distribution organisations, preceded by five years in merchant banking. Former Deputy Managing Director of GEC plc, Great Britain's leading manufacturer of electrical and electronic equipment, from 1985 to 1997. Held Senior Commercial Director role from 1976 to 1985.

Other directorships
Chairman of Premier Farnell plc and London Transport.

Paul Mazoudier
Age 61. BA, LLB (Hons), FAICD

Appointed to the Board in 2000. Chairman of the Board's Governance Committee and member of its Audit and Compliance Committee. Director of AMP Life Limited.

Experience 35-year legal career. Commercial partner of Minter Ellison, Lawyers, from 1970 to 1974 and 1980 to 2000, specialising in negotiation, international and local joint ventures, mergers, acquisitions, foreign investment law, superannuation and demutualisations. Former NSW Chairman and member of Minter Ellison's National Executive Committee.

Other directorships
Chairman of Sims Group Limited, Bishop Technology Group Limited, Ambition Group Limited and Atlas Copco Australia Pty Limited. Director of HPAL Limited.

Ian Renard
Age 56. BA, LLM, FAICD

Appointed to the Board in 1998. Member of the Board's Audit and Compliance, Finance and Governance Committees. Director of AMP Bank Limited.

Experience 29 years in the legal profession. Former Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership, has been continuing in a consultant role with Allens Arthur Robinson.

Other directorships
Director of CSL Limited, Newcrest Mining Limited and Hurstmead Pastoral Company Pty Limited.

Patricia Cross
Age 43. BSc (Hons), FAICD, FAIM, FFTA

Appointed to the Board in 2000. Member of the Board's Finance and Remuneration Committees. Director of AMP Bank Limited. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience 20 years' international banking and finance experience. Held managerial and senior executive positions with several international financial institutions including Chase Manhattan Corporation, Banque Nationale de Paris and National Australia Bank in the United States, Europe and Australia.

Other directorships
Director of Wesfarmers Limited and ex officio Director Deloitte Touche Tohmatsu. Chair of Qantas Superannuation Limited.

Stan Wallis, AC
Chairman
Age 63. BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS

Member of the Board since 1990. Appointed Chairman in 2000. Chairman of the Board's Nomination Committee and member of its Governance and Remuneration Committees. Retiring as a Director on 26 February 2003, following the signing of this report.

Experience 40-plus years' industrial and financial services experience. Former Managing Director (18 years) and Chairman (four years) of Amcor Limited. Previous Chairman of retailer Coles Myer Limited. Past President of the Business Council of Australia and former Chairman of the 1996/1997 Committee of Inquiry into the Australian Financial System.

Other directorships
Director of Australian Foundation Investment Company Limited.

Directors' report continued

Principal activities
AMP is a leading international financial services organisation focused on wealth management. Its principal activities include retirement savings and incomes, funds management, life insurance and general insurance distribution, financial planning and banking services. AMP operates in more than 20 countries around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. Except as described in this report there have been no significant changes in the nature of those activities during the year.

Review of operations and results
The result for 2002 was a net loss after tax attributable to shareholders of $896 million compared to a profit after tax of $690 million for 2001. A detailed analysis of shareholder profit is shown following this report. The most significant factor impacting this result – the writedown of $1,227 million in the value of AMP's businesses during the period to market value or recoverable amount – reflects the poor operating environment affecting UK and European life companies and the results of a strategic review across the Group. As a result, $1,028 million was written off from the excess of market value over net assets of controlled entities and historic cost goodwill, with the balance being reflected in a reduction in tangible assets.

The results for the year were impacted by investment markets, lower new business in the Australian and UK life insurance business and lower margins. This was partly offset against expense savings in the period. Assets under management were $256 billion at 31 December 2002, a fall of $36 billion from prior year reflecting the adverse market conditions and reduced cash flows from poor investor sentiment in this difficult market environment.

Investment income has been adversely affected by depressed global investment markets. A 24.5% fall in 2002 in the UK FTSE 100 (nearly a 43% fall since December 1999) and an 11.5% fall in 2002 in the Australian All Ordinaries have contributed to a decline in the investment income of the Group, with total investment losses (before tax) attributable to shareholders, policyholders and unattributed life funds of $7.8 billion for the year ended 31 December 2002 from losses of $1.6 billion in 2001.

Following the appointment of the new CEO and Senior Management Team, a strategic review of AMP's operations was undertaken, resulting in a focus on core businesses and a wind-down or closure of non-core activities. Restructuring costs of $344 million (after tax) have been recognised as part of the cost of implementing the strategic reform initiatives announced by the CEO. In addition, total staff numbers have fallen from 14,868 at 31 December 2001 to 11,403 at 31 December 2002.

Other significant restructuring activities included the sale of non core businesses:

- Cogent, the Group's investment administration business, resulting in a profit after tax of $204 million
- the Bank's credit card business to American Express, resulting in a profit after tax of $24 million
- Henderson's UK private client business, resulting in a profit after tax of $28 million.

During the year a controlled entity of the company issued 11,500,000 AMP Reset Preferred Securities ('RPS') at $100 each. Proceeds from the issue of RPS were used to reduce short term debt, and provide the AMP Group with a more efficient and stronger capital structure. Full details of the RPS are included in Note 21 Outside Equity Interests of the Full Financial Report.

Capital and reserves of the Group have decreased to $8,533 million from $9,520 million at 31 December 2001 as a result of the net operating loss and dividends paid, offset by an increase in contributed equity, mainly from the Dividend Reinvestment Plan.

Since 31 December 2002, global investment markets, particularly the UK FTSE 100, have weakened. If global markets weaken further, or remain at current levels, the Group's profitability will be adversely affected.

Political donations
AMP believes it is appropriate to make contributions to support the democratic process. Contributions to political parties are determined on a basis which recognises the relative representation of major political parties in Parliaments throughout Australia and New Zealand.

Contributions to major political parties made during 2002 were:

Federal Liberal Party of Australia	$50,000
Federal Australian Labor Party	$50,000
National Party of Australia	$25,000
Labour Party of New Zealand	NZ$10,000
National Party of New Zealand	NZ$10,000

Smaller contributions were also made during 2002 to Australian State political parties.

Significant changes in the state of affairs
In October 2002, the Group changed its strategic direction to concentrate on growing AMP's leading position in the Australian wealth management market, reducing AMP's capital commitment in the UK and building a global asset management business in partnership with AMP's wealth management businesses. This review resulted in a writedown of the value of AMP's businesses by $1,227 million as referred to above.

AMP's divestment of the Cogent business by way of a sale to BNP Paribas had no significant effect on the company's accounts other than the profit referred to above. Other divestments which also had only a minimal impact on the accounts were Henderson's private client business in the UK and the Bank's credit card business, which was sold to American Express.

The appointment of Andrew Mohl and the strategic review of AMP's businesses resulted in a number of senior executives departing the Group, and the appointment of a new Senior Management Team.

The Chairman-elect announced a restructure of the AMP Limited Board on 25 February 2003.

Likely developments

Details of likely developments in AMP's businesses are set out elsewhere in this report. In the opinion of the Directors, disclosure of further information about likely developments in AMP's businesses are commercially sensitive and would be likely to be detrimental and result in unreasonable prejudice to the company.

The environment

In the normal course of its business operations AMP is subject to a range of environmental regulations, of which there have been no material breaches during the year.

In 2002, AMP committed to its global environment policy, which was approved by the AMP Limited Board and overseen by the Board Governance Committee.

The policy covers both operational and investment-related environmental impacts and is available on www.ampgroup.com under 'About AMP'.

Operational impact

The implementation of the policy at an operational level is supported through employee education.

AMP is investigating environmental measurement systems, focusing initially on its Australian premises.

Investment management – Henderson Global Investors

Equities – As an active investor, Henderson believes that engagement with companies on environmental issues is an effective way to influence management practices to the benefit of its clients and the natural environment.

Henderson's equity investments are guided by its UK and Australian/New Zealand corporate governance policies, which include environmental considerations.

Property – AMP Henderson has continued to implement initiatives across the Australian property investment management business under its environmental management plan.

Its 2002 initiatives included water conservation, 'green power', environmental benchmarking, evaluation of a building rating system and energy conservation.

The focus for 2003 is to improve benchmarking and to implement at as many managed properties as possible the initiatives that were trialled during 2002.

Stanbroke Pastoral Company

Stanbroke remains committed to using scientifically-based land management strategies that will maintain soil, water and biodiversity value.

The 2000 land clearing moratorium on the development of previously uncleared vegetation on its properties is still in effect.

Environmental planning for all properties commenced in May 2002, with additional work underway to assess the company's greenhouse gas emissions. The results of these studies, which are anticipated to be complete during 2003, will guide Stanbroke's future land management plans.

Private capital

Reflecting the high risk/return nature of private capital investment, environmental assessment is undertaken on a case by case basis rather than according to a documented process. It is predominantly carried out as part of due diligence, with differing levels of emphasis depending on whether the investment is considered to have a high, medium or low environmental impact.

Events occurring after the reporting date

As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' and other officers' remuneration

Details of the emoluments paid to the Directors and the five highest paid executive officers of the Group and options granted are disclosed in Note 7 of the Concise Financial Report.

The five highest paid executive officers of the Group during 2002 were executives who left the company during that year. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice. Those payments are disclosed in Note 7 of the Concise Financial Report. The base salaries of the five highest paid current executive officers are also disclosed.

The amount to be paid to Mr Batchelor has not been finalised at the date of this report.

Options

Disclosure of information relating to the granting and exercise of options over unissued ordinary shares are shown in Note 31 of the Full Financial Report.

Following a review of AMP's long term incentive policies, AMP announced on 4 October 2002 that share options would not be granted as part of the remuneration of its executives and senior employees, and that a new long term incentive programme based around performance rights would be introduced.

Directors' interests

At 26 February 2003, the Directors hold the following beneficial interests in: AMP Limited Shares, Options over AMP Limited Shares, and Debentures and Registered Schemes made available by AMP Limited or its related entities.

	SHARES	OPTIONS	INCOME SECURITIES
S D M Wallis	26,000	–	–
P Willcox	12,000	–	500
A M Mohl	187,043	365,000	–
Sir Malcolm Bates	5,000	–	–
P A Cross	10,000	–	–
R J Grellman	7,500	–	–
Lord Killearn	13,840	–	–
P K Mazoudier	2,600	–	–
I A Renard	5,085	–	50
R P Yates	100,311	550,000	–

Directors' report continued

Indemnification and insurance of Directors and officers

Under its Constitution, the company has, to the extent permitted by law, agreed to indemnify all officers of AMP (including the Directors) for any liability, whether civil or criminal, (including the costs and expenses of defending actions for an actual or alleged liability) which they may incur in that capacity.

No indemnity is given to current or former employees of the AMP Group against liability incurred in their capacity as an employee unless the giving of the indemnity has been approved by the Board. During or since the end of the financial year, no such indemnities have been provided.

During or since the end of the financial year, the AMP Group has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act 2001. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

In addition, the company and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

- The Directors will have access to the books of AMP Limited for their period of office and for 7 years after they cease to hold office;
- AMP Limited indemnifies the Directors to the extent permitted by law;
- The indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies; and
- AMP Limited will maintain Directors' and officers' insurance cover for the Directors to the extent permitted by the law for the period of their office and for 7 years after they cease to hold office.

Dividends

Details of the dividends paid and proposed during the financial year are disclosed in Note 6 of the Concise Financial Report.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

Stan Wallis
Chairman

Peter Willcox
Chairman-elect

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 26 February 2003

Detailed analysis of shareholder profit

for the year ended 31 December 2002

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit.

ALL AMOUNTS AFTER INCOME TAX	2002 A$ MILLION	2001 A$ MILLION
Australian Financial Services	**334**	366
UK Financial Services	**211**	328
Henderson Global Investors	**192**	208
AMP Banking	**(7)**	(13)
Total business unit operating margins	**730**	889
Discontinuing businesses	**38**	148
Corporate office costs	**(79)**	(102)
Total operating margins	**689**	935
Underlying investment income[1]	**437**	506
Interest expense on corporate debt	**(230)**	(242)
Distribution on AMP Reset Preferred Securities	**(13)**	–
Underlying contribution	**883**	1,199
Investment income market adjustment[2]	**(388)**	(532)
Profit after income tax before other items	**495**	667
Transformation costs[3]	**(344)**	(8)
Asset sales	**234**	86
Valuation adjustments	**(1,227)**	–
Goodwill amortisation	**(54)**	(55)
Net profit after tax attributable to shareholders of AMP Limited	**(896)**	690

Notes:
1. The investment income on shareholder capital attributed to the Business Units and Corporate Office is normalised in order to bring greater clarity to the results and to eliminate the distorting impact of short term market volatility on the Group's underlying performance.
2. The investment income market adjustment is the difference between the normalised investment income and the actual investment income attributable to shareholders.
3. Transformation costs include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.

Corporate governance

How we do business

At AMP, our approach to governance starts with acknowledging our responsibilities to our stakeholders who include shareholders, customers, employees, community and the environment. We know that people are increasingly interested in not only our financial performance and product and service offerings, but also how we run our businesses, manage our employees and interact with the community and environment.

AMP is a wealth management company operating across a range of geographic locations and markets. We strive to ensure that our governance 'in action' is of the highest standard, consistent with our principles and values, while at the same time practical and transparent for local market conditions which vary with different legal, regulatory, investor and community expectations.

As an investment manager, Henderson Global Investors also plays a leadership role in setting new standards for corporate governance practice across a broad range of industries.

We are continually working to improve our governance policies and practices both at Board level and at the boards of our subsidiary companies, including regulated entities. While our values remain constant, we know we must adapt our business practices to ensure we meet our obligations as a responsible company in a changing world.

Role of the Board of Directors

The Board of Directors is responsible for the long-term direction and well-being of AMP and is accountable to shareholders for how the company performs. The Board's responsibilities include:

- providing strategic direction to the company and validating and approving the strategic plan;
- appointing the Managing Director and Chief Executive Officer and approving executive succession plans;
- monitoring the performance of the Managing Director and Chief Executive Officer and approving executive remuneration policies;
- reporting to shareholders and ensuring that all regulatory requirements are met;
- making decisions in relation to major acquisitions, divestments or withdrawal from major lines of business;
- overseeing internal controls and processes for identifying areas of significant business risk; and
- ensuring AMP's business is conducted ethically and transparently.

Board size and composition

The size and composition of the Board is determined by the Board, subject to the limits set out in AMP's Constitution which requires a minimum of three Directors and a maximum of 16 Directors. The Chairman of the Board is non-executive and independent of the role of Managing Director and Chief Executive Officer (CEO). The Board will continue to be made up of a significant majority of independent non-executive Directors.

Directors' independence

It is important that the Board is able to operate independently of executive management. Each of the non-executive Directors is considered by the Board to be independent of management. This means that they are free from any business, interest or other relationship which could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the company.

AMP also has independent Directors on the boards of significant regulated subsidiaries.

Appointment of new Directors

Nominations of new Directors, recommended by the Board Nomination Committee, are considered by the full Board. The Board Nomination Committee uses external consultants to access a wide base of potential Directors, considering their range of skills and experience required in light of:

- the current composition of the Board;
- the need for independence;
- the strategic direction and progress of AMP; and
- the geographic spread and diversity of AMP's businesses.

The Board assesses nominated Directors against a range of criteria including background, experience, professional skills, personal qualities and their capacity to commit themselves to the Board's activities. A Director appointed by the Board during the year will stand for election by shareholders at the next Annual General Meeting.

We believe that it is important that Directors' interests are aligned with those of shareholders. AMP's Constitution requires all Directors to hold at least 2,000 AMP shares.

Retirement and re-election of Directors

AMP's Constitution requires that one-third of the Directors must retire from office at each Annual General Meeting. Each Director (other than the Managing Director) must, in any event, retire from office at the third Annual General Meeting after they were last elected. In either case, the retiring Directors may offer themselves for re-election.

In February 2003, the Board agreed that the term of Directors will generally be no longer than nine years. Any non-executive Director remaining on the Board after nine years will be subject to annual re-election by shareholders.

Conflicts of interest

The Board has agreed policies and procedures in the event that actual or potential conflicts arise between the interests of a Director and those of AMP. Generally, this means that the Director will disclose their interest and, if appropriate, will not take part in any discussions or vote on that matter.

The Directors have the right to seek independent professional advice, at AMP's expense, to help them carry out their responsibilities.

Board Committees

The Board currently has five standing Board Committees. Each Committee's powers and responsibilities are set out in their individual terms of reference, as approved by the Board. Other Committees may be established from time to time to consider matters of particular importance. Committee members are chosen for the skills, experience and other qualities they bring to the

Committee. Three of the five standing Committees are composed of only independent non-executive Directors: the Board Audit and Compliance Committee, the Board Nomination Committee and the Board Remuneration Committee.

Each of the five standing Committees meets at least quarterly to consider and make recommendations on matters delegated to them by the Board. Committee Chairmen give verbal reports to the Board as soon as possible after each Committee meeting and Committee meeting minutes are received by the full Board.

Board Audit and Compliance Committee
The Board Audit and Compliance Committee assists the Board to discharge its corporate governance responsibilities, including: the business's relationship with, and the independence of, the external auditor; the reliability and appropriateness of the disclosure of the financial statements and external financial communications; and the maintenance of an effective business risk management framework including compliance and internal controls and monitoring of the internal audit function.
Chairman – Richard Grellman

Board Finance Committee
The Board Finance Committee sets policy for the company in relation to various finance and investment activities and oversees the implementation of that policy.
Chairman – Lord Killearn

Board Governance Committee
The Board Governance Committee considers corporate governance matters across AMP, including AMP's stakeholder responsibility policies, and governance issues referred by the Board and Chairman from time to time.
Chairman – Paul Mazoudier

Board Nomination Committee
The Board Nomination Committee supports and advises the Board on composition and succession planning for the Board and on the remuneration of the non-executive Directors. It is also responsible for the processes involved in reviewing the Board's performance, for new Directors' orientation and education and the ongoing development of all Directors.
Chairman – Peter Willcox

Board Remuneration Committee
The Board Remuneration Committee serves as an advisory Committee to the Board providing advice relating to the effectiveness, integrity and legal compliance of AMP's remuneration programmes (including share, option and performance right plans), protocols and practices. The Committee engages independent remuneration consultants where appropriate.
Key responsibilities include annually reviewing and recommending to the Board the total remuneration package of the Managing Director and CEO.
Chairman – Sir Malcolm Bates

Auditor independence
Best practice in financial and audit governance is evolving rapidly and the independence of the external auditor is particularly important to shareholders and the Board. To ensure that AMP's practices are up to date, the Board has adopted a Charter of Audit Independence which is reviewed regularly in line with emerging practices domestically and internationally.

The key points covered by the Charter include:
- rotation of the senior audit partner every five years;
- annual confirmation by the auditor that it has satisfied all professional regulations relating to auditor independence;
- quarterly reporting to the Board Audit and Compliance Committee on the levels of audit and non-audit fees; and
- specific exclusion of the audit firm from work which may give rise to a conflict or a perceived conflict.

Compliance
We continually monitor and assess our compliance with laws, regulations and prudential requirements across all geographic locations. With the pace of legislative and regulatory change, we have dedicated compliance teams within each business area working to adapt our practices to meet these new requirements.

A new Risk and Regulatory Affairs role was recently established to coordinate compliance and risk management practices across our businesses, as well as oversee AMP's relationships with regulators.

The Board receives regular updates on compliance issues through the Board Audit and Compliance Committee.

Code of Conduct
AMP conducts its business with the highest standards of personal and corporate integrity. We have adopted a Code of Conduct outlining the standards of personal and corporate behaviour which Directors and employees observe.

Trading in securities
AMP's Employee Share Trading Policy requires that Directors and employees do not trade in AMP securities, or in other entities' securities, whilst in the possession of inside information.

Directors, executives and certain senior employees are only permitted to deal in AMP securities within specified 'trading windows'. The trading windows correspond to the 30-day period beginning on the second day after the release of AMP's half-year results and yearly results, its Annual General Meeting or the issue of an AMP prospectus offering securities. A further trading window is available in relation to employee applications under employee share ownership plans during the first 10 business days in December each year.

Communication with stakeholders
AMP is committed to increasing the transparency and quality of its communication so that we are regarded as outstanding corporate citizens. AMP's approach to communicating with shareholders and financial markets is set out in AMP's Market Disclosure Policy which is on AMP's website www.ampgroup.com

Information is communicated to shareholders through the distribution of the Annual Report, newsletters to shareholders following the release of the half-year and yearly results and whenever there are other significant developments to report. All significant information is posted on AMP's website www.ampgroup.com/shareholdercentre as soon as it is disclosed to the ASX.

Consolidated statement of financial performance

Discussion and analysis
for the year ended 31 December 2002

Basis of consolidated financial information
Revenues and expenses, net profit (loss) from ordinary activities before income tax, income tax, all include consolidated amounts of shareholder interests and also the non-shareholder interests of all life funds, comprising the:
- Australasian and UK policyholders funds
- 'Unattributed life funds'.

Revenue and expense transactions relating to the life funds are substantial. Policyholders' interests in the revenue and expense transactions for the year are attributed to them as 'Movement in life insurance policy liabilities' which is deducted in arriving at the net profit or loss from ordinary activities before income tax.

Unattributed life funds relates to the with-profits business of UK life funds. These funds are not attributable to either shareholders or policyholders. The revenue and expenses generated by the with-profits business are included within net profit (loss) from ordinary activities. The unattributed interests are recognised as 'Movement in unattributed life funds' which is then removed in arriving at the net profit or loss attributable to shareholders.

The net loss after tax attributable to the shareholders of AMP Limited is $896 million (2001: profit of $690 million).

Premium and related revenue
Premium revenue of $3,388 million has fallen from $4,454 million in 2001. As shown in Note 3, life insurance premiums have decreased in 2002, reflecting the reduction in volumes of mature business. General insurance premiums in 2002 relate to the remaining corporate insurance, mortgage insurance, and reinsurance operations. 2001 premium income includes six months of premiums on the general insurance businesses sold on 30 June 2001.

Investment gains (losses)
Investment gains and losses comprise the net gains and losses on all investments held by the Group, including all the net gains and losses of the life funds.

Losses in 2002 of $7,787 million are higher than 2001 (loss of $1,605 million) reflecting:
- Weaker global equity markets generating realised and unrealised losses on investments
- Asset writedowns in 2002 of $1,040 million in the value of AMP's businesses, reflecting the poor operating environment affecting UK life companies and the results of a strategic review across the Group. *(A writedown of $121 million of goodwill to recoverable amount and $66 million in operating expenses bring the total asset writedowns amount to $1,227 million.)*
- $366 million proceeds (net of sale costs) from the sale of Cogent.

Claims expenses
Claims expense in 2002 fell to $6,409 million from $7,843 million in 2001. As shown in Note 4, the fall in life insurance claims reflects a decline in mature business and a reduction in bonuses. Withdrawals increased overall in 2002 reflecting market sentiment. General Insurance claims fell reflecting the divestment of that business at 30 June 2001.

Movement in life insurance policy liabilities
Movement in life insurance policy liabilities includes increases (or reductions) in benefits vested to policyholders on all types of life insurance business. For Australasia, in accordance with Accounting Standard AASB 1038: 'Life Insurance Business', the movement also includes increases (or reductions) in unvested benefits in respect of participating business.

The movement for 2002 is $12,440 million (2001: $7,947 million) being a net reduction in the liability to policyholders. This is largely due to the reduced obligations to policyholders with investment linked and participating life insurance policies as a result of investment losses in the year.

Operating expenses
Operating expenses include a restructuring provision of $489 million ($344 million after tax) as part of the cost of implementing the strategic reform initiatives. This was partially offset by expense savings during the year.

Borrowing costs
Borrowing costs in 2002 of $821 million (2001: $894 million) have reduced due to:
- Lower prevailing interest rates in both Australia and the UK
- A change in the borrowings mix.

Income tax (expense) credit
An income tax credit of $801 million in 2002 (2001: $397 million) arises on the loss for the year and includes the taxation impact on both shareholder interests and the non-shareholder interests of all life funds.

The income tax credit reflects the investment losses made during the year, resulting in a reduction in deferred income tax as unrealised investment gains recorded in previous years were reversed in 2002.

Other equity interests
Unattributed life funds
The movement for the year reflects:
- Investment losses on unattributed life funds
- Utilisation of the unattributed life funds to support bonus distributions to UK policyholders – refer Note 6.

AMP Reset Preferred Securities Trust
The AMP Reset Preferred Securities Trust is a controlled entity of the Group, and as such the profit of the Trust for the period is included in the consolidated net profit (loss) from ordinary activities after income tax. The profit of the Trust attributable to external unitholders ($19 million) is reflected as an outside equity interest.

Consolidated statement of financial performance
for the year ended 31 December 2002

	NOTE	2002 A$ MILLION	2001 A$ MILLION
Revenues and expenses of policyholder, shareholder and unattributed life funds			
Premium and related revenue	3	**3,388**	4,454
Fee and other revenue	3	**1,473**	1,809
Investment gains (losses)	3	**(7,787)**	(1,605)
Claims and related expenses	4	**(6,409)**	(7,843)
Movement in life insurance policy liabilities		**12,440**	7,947
Operating expenses	4	**(4,708)**	(4,455)
Borrowing costs		**(821)**	(894)
Profit (loss) from ordinary activities before income tax		**(2,424)**	(587)
Income tax (expense) credit		**801**	397
Net profit (loss) from ordinary activities after income tax		**(1,623)**	(190)
Remove net profit or loss from ordinary activities after tax not attributable to shareholders			
Movement in unattributed life funds	6	**749**	940
Outside equity interests			
– AMP Reset Preferred Securities Trust		**(19)**	–
– other controlled entities		**(3)**	(60)
Net profit (loss) after tax attributable to shareholders of AMP Limited		**(896)**	690
Net exchange difference on translating self-sustaining foreign operations		**48**	211
Total changes in equity other than those resulting from transactions with owners as owners		**(848)**	901

	2002 A$ CENTS PER SHARE	2001 A$ CENTS PER SHARE
Basic earnings per ordinary share	**(78.8)**	62.1
Diluted earnings per ordinary share	**(78.8)**	61.6
Proposed and paid dividends per share	**46.0**	51.0

Consolidated statement of financial position

Discussion and analysis
as at 31 December 2002

Basis of consolidated financial information

Assets and liabilities include consolidated amounts of shareholder interests and also the non-shareholder interests of all life funds, comprising the:

- Australasian and UK policyholders funds
- 'Unattributed life funds'.

The majority of the consolidated investment assets relate to the life funds, mainly backing policy liabilities. Policyholders' interests are recognised as life insurance policy liabilities and are determined in accordance with accounting and actuarial standards.

Unattributed life funds relates to the with-profits business of UK life funds. These funds are not deemed to be attributable to either shareholders or policyholders. The assets and liabilities of the with-profits business are included within net assets. After removing the unattributed life funds and the outside equity interests, the total equity attributable to shareholders of AMP Limited is $8,533 million (2001: $9,520 million).

Cash at bank and on deposit

The increase in cash at bank relates to a number of investing and funding strategies including the divestment of equities and properties and the issue of AMP Reset Preferred Securities. Details of the components of cash and related items are shown in the Statement of Cash Flows.

Investments

Equity securities of $54,431 million (2001: $71,772 million) have reduced significantly due to:

- A move from equities into debt securities and cash
- A decline in the market value of equities remaining in the portfolio.

Intangible assets

Intangible assets amounting to $945 million (2001: $866 million) consist of historic cost goodwill. Following a review of the Group's operations, structure and ongoing strategy:

- NPI Limited moved into a historical cost environment, resulting in $223 million being transferred from the excess of market value over net assets of controlled entities to goodwill
- There was a writedown of $121 million of goodwill to recoverable amount.

Amortisation of goodwill for the year was $54 million (2001: $55 million).

Excess of market value over net assets

Excess of market value over the net assets of controlled entities (EMVONA) amounting to $1,825 million (2001: $2,926 million) relates to those investments which are held by life entities in the AMP Group. The EMVONA of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities. Investments held by life entities are carried at market value and any changes in market value are included in consolidated investment gains (losses). Accounting standards do not require the excess to be amortised.

$908 million was written off EMVONA following a review of the market value of controlled entities as at 31 December 2002.

Deferred tax liabilities

The decrease in deferred tax liabilities is mainly due to the reversal of deferred tax on previous unrealised investment gains following a reduction in investment values in 2002.

Borrowings and subordinated debt

The overall level of borrowings in the Group reduced marginally to $10,329 million (2001: $10,668 million). There was a reduction in corporate borrowings during the year which was largely offset by increased operational borrowings. Subordinated debt remained substantially unchanged.

Life insurance policy liabilities

Life insurance policy liabilities are calculated in accordance with the principles of Margin on Services as prescribed by Australian Accounting Standard AASB 1038 and Actuarial Standard 1.03, a standard issued under the Australian Life Insurance Act 1995.

The movement in life insurance policy liabilities reflects the underlying performance of investment markets, particularly in the UK. The movement for 2002 being a net reduction in the liability to policyholders to $116,245 million (2001: $128,913 million). This is largely due to the reduced obligations to policyholders with investment linked and participating life insurance policies as a result of investment losses in the year.

Equity attributable to shareholders

Contributed equity of $5,001 million (2001: $4,613 million) increased by $388 million including $381 million from shares issued under the Dividend Reinvestment Plan, and $51 million from shares issued under employee share and option plans, offset by $44 million share buy back.

Shareholders retained profits at the end of the year of $2,661 million ($4,084 million) fell by $1,423 million reflecting loss for the year and $527 million dividends paid and proposed.

Other equity interests

Unattributed life funds
For those UK life funds which include participating business, 90% of the assets in excess of policy and other liabilities are neither attributable to shareholders nor policyholders as discussed in Note 6 – Unattributed life funds. These assets amount to $5,494 million (2001: $6,232 million).

AMP Reset Preferred Securities Trust
The AMP Reset Preferred Securities Trust is a controlled entity of the Group, and as such the net assets of the Trust are included in the consolidated net assets. The equity and retained profits of the Trusts held by external unitholders ($1,141 million) is reflected as an outside equity interest.

Consolidated statement of financial position
as at 31 December 2002

	NOTE	2002 A$ MILLION	2001 A$ MILLION
Assets			
Cash at bank and on deposit		**11,358**	8,485
Receivables		**5,823**	6,484
Equity securities		**54,431**	71,772
Debt securities		**64,549**	61,064
Property		**16,009**	18,072
Other investments		**1,887**	1,186
Operating assets		**221**	277
Deferred tax assets		**393**	367
Other assets		**530**	591
Intangible assets		**945**	866
Excess of market value over net assets of controlled entities		**1,825**	2,926
Total assets		**157,971**	172,090
Liabilities			
Payables		**4,421**	4,364
Current tax liabilities		**264**	166
Unearned premiums		**76**	108
Outstanding claims		**3,129**	3,772
Provisions		**2,321**	2,572
Deferred tax liabilities		**711**	1,666
Borrowings		**10,329**	10,668
Life insurance policy liabilities		**116,245**	128,913
Subordinated debt		**2,552**	2,544
Total liabilities		**140,048**	154,773
Net assets		**17,923**	17,317
Equity attributable to shareholders			
Contributed equity		**5,001**	4,613
Capital reserve		**510**	510
Foreign currency translation reserve		**361**	313
Shareholders' retained profits		**2,661**	4,084
Total equity attributable to shareholders		**8,533**	9,520
Other equity			
Unattributed life funds	6	**5,494**	6,232
Outside equity interests – AMP Reset Preferred Securities Trust		**1,141**	–
– other controlled entities		**2,755**	1,565
Total other equity		**9,390**	7,797
Total equity		**17,923**	17,317

Consolidated statement of cash flows

Discussion and analysis
for the year ended 31 December 2002

Basis of consolidated cash flow information

The operating and the majority of the investing cash flows presented in the AMP Group statement of cash flows include cash flows relating to shareholders and also the interests of all life funds, comprising the:

- Australasian and UK policyholders funds
- 'Unattributed life funds'.

Cash flows from operating activities

- Net cash outflows from operating activities of $1,650 million (2001: $944 million) reflect the decrease in interest and dividends received, especially in the life funds
- Cash receipts and cash payments were both considerably lower in 2002 reflecting the disposal of various controlled entities during 2001, including the general insurance business, and other life funds' controlled entity investments.

Cash flows from investing activities

There was a net cash inflow from investing activities reflecting investment and funding strategies adopted during the year in both shareholders' capital and life funds assets.

Cash flows from financing activities

Cash outflows from financing activities were $650 million (2001: $1,390 million outflow) principally reflecting:

- Net repayments of borrowings $274 million (2001: $1,252 million)
- Dividends paid $205 million (2001: $381 million)
- Proceeds from the issue of units in the AMP Reset Preferred Securities Trust, net of issue costs – $1,122 million
- Cash proceeds for the issue of shares were minimal due to the share buy back offsetting the majority of cash received from new issues, and the large uptake under the Dividend Reinvestment Plan (DRP) including the arrangement whereby the Plan is underwritten until the interim dividend 2003, expected to be paid October 2003.

	2002 A$ MILLION	2001 A$ MILLION
Cash comprises:		
Cash on hand	**1,321**	881
Cash on deposit	**10,037**	7,604
Deposits in	**(2,500)**	(2,107)
Bank overdrafts	**(84)**	(50)
Short-term bills and notes (included in investments)	**4,295**	2,987
Balance at the end of the year	**13,069**	9,315

Consolidated statement of cash flows
for the year ended 31 December 2002

	2002 A$ MILLION	2001 A$ MILLION
Cash flows from operating activities		
Cash receipts in the course of operations	**17,644**	21,521
Interest and other items of a similar nature received	**3,248**	4,065
Dividends received	**1,300**	1,505
Cash payments in the course of operations	**(23,038)**	(26,587)
Borrowing costs	**(766)**	(807)
Income tax paid	**(38)**	(641)
	(1,650)	(944)
Cash flows from shareholder and policyholder investing activities		
Proceeds from sale of properties	**2,781**	3,824
Proceeds from sale of equities	**28,213**	18,453
Proceeds from sale of units in unit trusts	**3,319**	4,453
Proceeds from sale of interest-bearing securities	**86,442**	116,095
Proceeds from repayment of loans	**3,984**	4,725
Proceeds from sale of other investments	**1,441**	2,863
Payments to acquire properties	**(784)**	(2,504)
Payments to acquire equities	**(22,048)**	(16,915)
Payments to acquire units in unit trusts[1]	**(6,601)**	(6,655)
Payments to acquire interest-bearing securities	**(86,128)**	(110,980)
Loans granted	**(4,575)**	(4,886)
Payments to acquire other investments	**(1,715)**	(2,804)
	4,329	5,669
Cash flows from operating activities and shareholder and policyholder investing activities	**2,679**	4,725
Cash flows from corporate investing activities		
Proceeds from sale of controlled entities – Cogent (2001: sale of Australasian General Insurance business) (net of cash disposed)	**261**	1,021
Proceeds from sale of other controlled and associated entities (net of cash disposed)	**316**	250
Payments to acquire controlled entities – 2001: Towry Law (net of cash acquired)	**–**	(209)
Payments to acquire other controlled and associated entities (net of cash acquired)	**(294)**	(156)
Cash flows from (used in) corporate investing activities	**283**	906
Cash flows from financing activities		
Proceeds from borrowings	**3,262**	6,434
Proceeds from the issue of shares (net of buy back)	**7**	243
Proceeds from the issue of AMP Reset Preferred Securities	**1,122**	–
Repayment of borrowings	**(3,536)**	(7,686)
Dividends paid	**(205)**	(381)
Cash flows from (used in) financing activities	**650**	(1,390)
Net increase (decrease) in cash	**3,612**	4,241
Balance at the beginning of the year	**9,315**	4,732
Effect of exchange rate changes on cash balances	**142**	342
Balance at the end of the year	**13,069**	9,315

Note:
1. Includes payments to acquire units which result in AMP holding a controlling interest in unit trusts. The majority of the underlying assets of those trusts comprise investment assets. The amounts are net of cash acquired.

Notes to the financial statements

for the year ended 31 December 2002

1. Basis of preparation of the Concise Financial Report

The Concise Financial Report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039: 'Concise Financial Reports' and applicable Australian Securities and Investments Commission Orders.

The AMP Group consists of AMP Limited (AMP) and its controlled entities including life insurance funds of those controlled entities. As a result, both shareholder and policyholder interests in the life insurance funds of controlled entities are consolidated.

AMP prepares the consolidated financial statements on the basis of market value and historic cost generally accepted accounting principles. Insurance entities, which represent the material operations of the AMP Group, adopt the principles of market value accounting whereby changes in market value of assets and liabilities during the year are recognised in the statement of financial performance.

Comparative information
Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

Changes in accounting policies
Accounting policies in this Financial Report are consistent with those of the previous year except where noted.

2. Segment information – 2002

	AUSTRALIAN FINANCIAL SERVICES 2002 A$ MILLION	UK FINANCIAL SERVICES 2002 A$ MILLION	HENDERSON GLOBAL INVESTORS 2002 A$ MILLION	AMP BANKING 2002 A$ MILLION	GENERAL INSURANCE 2002 A$ MILLION	OTHER 2002 A$ MILLION	ELIMINATIONS 2002 A$ MILLION	TOTAL 2002 A$ MILLION
Business segments								
External revenue	(236)	(4,802)	822	591	443	256	–	(2,926)
Inter-segment revenue	128	42	291	1	21	–	(483)	–
Total revenue from ordinary activities[1,2]	(108)	(4,760)	1,113	592	464	256	(483)	(2,926)
Profit (loss) from ordinary activities before income tax	25	(2,064)	308	(40)	(18)	(589)	(46)	(2,424)
Income tax (expense) credit	212	596	(97)	9	1	80	–	801
Net profit (loss) from ordinary activities after income tax	237	(1,468)	211	(31)	(17)	(509)	(46)	(1,623)
Other equity interests	(8)	754	–	–	–	(19)	–	727
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	229	(714)	211	(31)	(17)	(528)	(46)	(896)
Total assets	54,589	88,612	2,377	7,836	3,945	1,946	(1,334)	157,971
Total liabilities	48,719	75,142	645	7,771	2,929	6,629	(1,787)	140,048
Depreciation	27	40	3	–	–	17	–	87
Amortisation	–	9	7	–	–	38	–	54
Other non cash expenses[3]	(3,037)	(9,398)	1	11	11	(1)	–	(12,413)
Assets acquired during the year	31	23	2	4	–	11	–	71

	AUSTRALASIA 2002 A$ MILLION	UNITED KINGDOM 2002 A$ MILLION	OTHER 2002 A$ MILLION	ELIMINATIONS 2002 A$ MILLION	TOTAL 2002 A$ MILLION
Geographic segments					
Revenue from external sales	1,130	(4,024)	(32)	–	(2,926)
Total assets	69,686	91,414	4,238	(7,367)	157,971
Assets acquired during the year	37	23	11	–	71

Notes:
1. Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.
2. Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.
3. The main item included as other non-cash expenses is movement in policy liabilities which in 2002 is a reduction of liabilities of $12,440 million.

2. Segment information continued – 2001

	AUSTRALIAN FINANCIAL SERVICES 2001 A$ MILLION	UK FINANCIAL SERVICES 2001 A$ MILLION	HENDERSON GLOBAL INVESTORS 2001 A$ MILLION	AMP BANKING 2001 A$ MILLION	GENERAL INSURANCE 2001 A$ MILLION	OTHER 2001 A$ MILLION	ELIMINATIONS 2001 A$ MILLION	TOTAL 2001 A$ MILLION
Business segments								
External revenue	3,554	(2,440)	842	532	1,731	439	–	4,658
Inter-segment revenue	191	45	266	5	12	–	(519)	–
Total revenue from ordinary activities[1,2]	3,745	(2,395)	1,108	537	1,743	439	(519)	4,658
Profit (loss) from ordinary activities before income tax	561	(1,048)	314	(30)	173	(476)	(81)	(587)
Income tax (expense) credit	7	371	(91)	17	(9)	102	–	397
Net profit (loss) from ordinary activities after income tax	568	(677)	223	(13)	164	(374)	(81)	(190)
Other equity interests	(62)	942	–	–	–	–	–	880
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	506	265	223	(13)	164	(374)	(81)	690
Total assets	57,477	99,133	2,625	7,392	4,798	2,171	(1,506)	172,090
Total liabilities	52,071	86,826	670	7,384	3,865	6,731	(2,774)	154,773
Depreciation	12	46	3	2	1	7	–	71
Amortisation	–	10	7	–	–	38	–	55
Other non cash expenses[3]	280	(8,228)	–	12	17	–	–	(7,919)
Assets acquired during the year	84	145	2	4	–	10	–	245

	AUSTRALASIA 2001 A$ MILLION	UNITED KINGDOM 2001 A$ MILLION	OTHER 2001 A$ MILLION	ELIMINATIONS 2001 A$ MILLION	TOTAL 2001 A$ MILLION
Geographic segments					
Revenue from external sales	5,651	(1,433)	440	–	4,658
Total assets	73,045	102,015	3,662	(6,632)	172,090
Assets acquired during the year	97	146	2	–	245

Notes:
1. Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.
2. Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.
3. The main item included as other non-cash expenses is movement in policy liabilities which is an overall reduction of liabilities of $7,947 million, mainly in UK Financial Services.

Business and geographic segment information

Australian Financial Services (AFS) – Australian Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.

UK Financial Services (UKFS) – UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.

Henderson Global Investors (HGI) – Henderson Global Investors provide investment management services including private capital and property portfolios and socially responsible investments.

AMP Banking – AMP Banking provides mortgage and savings products and credit card services in Australia, New Zealand and the UK and property finance services in Australia and New Zealand. The credit card portfolio was sold on 23 December 2002 and a structured sale process is currently underway for AMP Banking's property finance business in Australia and New Zealand and the UK and New Zealand mortgage businesses.

General Insurance – comprises corporate insurance operations, mortgage insurance operations and reinsurance operations. In 2001 the amount includes the general insurance business which was sold in July 2001.

Other – includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments as well as non core businesses previously reported as part of AMP International, but which are no longer reportable segments. In 2002, other includes proceeds from the sale of Cogent of $366 million (net of sale costs).

Notes to the financial statements continued
for the year ended 31 December 2002

3. Revenues from ordinary activities

	2002 A$ MILLION	2001 A$ MILLION
(a) Premium and related revenue		
Life insurance premium and related revenue received and receivable	**16,260**	16,694
Less: deposits recognised as an increase in life insurance policy liabilities	**(13,379)**	(13,649)
Life insurance premium and related revenue – recognised as revenue	**2,881**	3,045
General insurance premium and related revenue received and receivable[1]	**507**	1,409
Total premium and related revenue[1]	**3,388**	4,454
(b) Fee and other revenue		
Banking business fees	**40**	20
Investment management fees	**740**	720
Service fees	**151**	420
Financial advisory fees	**44**	39
Other revenue[2]	**498**	610
Total fee and other revenue	**1,473**	1,809
(c) Investment gains (losses)		
Interest		
– Wholly owned group – controlled entities	**–**	–
– Other related parties – associated entities	**17**	29
– Other entities	**3,785**	4,026
Dividends and distributions		
– Wholly owned group – controlled entities	**–**	–
– Other related parties – associated entities	**186**	158
– Other entities	**1,859**	1,889
Net rents	**903**	895
Net realised and unrealised gains (losses)[3]	**(14,952)**	(8,773)
Other investment income	**415**	171
Total investment gains (losses)	**(7,787)**	(1,605)

Notes:
1. In 2001, an amount of $299 million has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
2. Other revenue includes the operating revenue of investment controlled entities providing various non financial services such as mining, farming and retailing.
3. Net realised and unrealised gains (losses) includes:
   2002: (i) $1,040 million writedown of the carrying value of investments to market value (total $1,227 million including $121 million writedown of goodwill to recoverable amount and $66 million of operating expenses); and
   (ii) $366 million proceeds (net of sale costs) from the sale of Cogent. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is $204 million.
   2001: (i) $1,362 million proceeds (net of sale costs) from the sale of the General Insurance business. After taking into account the carrying value of the assets sold, and expenses incurred in the disposal and separation of the business, the profit on sale after tax is Nil.

4. Expenses from ordinary activities

	2002 A$ MILLION	2001 A$ MILLION
(a) Claims expense		
Life insurance claims paid and payable	**(20,259)**	(18,539)
Less: withdrawals recognised as a reduction in life insurance policy liabilities[1]	**14,296**	12,118
Life insurance claims recognised as expense[1]	**(5,963)**	(6,421)
General insurance claims and related expenses paid and payable[2]	**(446)**	(1,422)
Total claims and related expenses	**(6,409)**	(7,843)
(b) Operating expenses		
Advertising and marketing	**(99)**	(120)
Amortisation of goodwill	**(54)**	(55)
Writedown of goodwill	**(121)**	–
Bad and doubtful debts expense	**(27)**	(32)
Fee expense on banking business	**(35)**	(39)
Information technology and communication	**(424)**	(448)
External investment management fees	**(139)**	(137)
Occupancy and property maintenance[3]	**(418)**	(194)
Professional fees[3]	**(242)**	(176)
Staff and related expenses[3]	**(2,238)**	(2,192)
Travel and entertainment	**(107)**	(122)
Other operating expenses[3,4]	**(804)**	(940)
Total operating expenses	**(4,708)**	(4,455)
(c) Specific expenses included within the above categories:		
Rental – operating leases	**(18)**	(47)
Superannuation contributions to defined benefits funds	**(4)**	2
Net foreign currency (losses) gains	**23**	(1)
Depreciation expense	**(87)**	(71)

Notes:
1. In 2001, an amount of $1,698 million has been reclassified and is now treated as withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
2. In 2001, an amount of $299 million has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current year. The changes do not affect the calculation of net profit (loss).
3. Operating expenses in 2002 includes $489 million of restructuring costs before tax ($344 million after tax). The major areas of restructuring include redundancies, the consolidation of operating sites, rationalisation of computer systems and elimination of duplication across the management and support functions.
4. Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining, farming and retailing.

Notes to the financial statements continued
for the year ended 31 December 2002

5. Dividends paid and proposed

	2002 A$ MILLION	2001 A$ MILLION
Dividends paid	**295**	280
Dividends proposed	**232**	293
Total dividends paid and proposed	**527**	573

In 2002 a partly franked (to 15%) dividend of 26 cents per ordinary share was paid on 29 October 2002. A dividend of 20 cents per ordinary share, franked to 15%, is proposed to be paid on 28 April 2003.

In 2001 a partly franked (to 15%) dividend of 25 cents per ordinary share was paid on 25 October 2001. A dividend of 26 cents per ordinary share, franked to 15%, was paid on 23 April 2002.

6. Unattributed life funds

For those UK life insurance funds which include participating business, only 10% of the assets in excess of the policy and other liabilities calculated under MoS, ie $610 million (2001: $692 million) can, in the context of the UK regulatory environment, be definitively attributed to shareholders. The remaining 90%, ie $5,494 million (2001: $6,232 million) is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to in these financial statements as unattributed life funds.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level supported by actual experience, because of the need to support bonuses in a way that is consistent with the reasonable expectations of policyholders. The balance of the cost of bonus distributions has been met from the unattributed life funds. The need to support bonus levels is expected to continue in the medium term, consistent with accepted UK industry practice. In the absence of a significant recovery in equity markets, it is now likely that a significant proportion of the unattributed life funds will be utilised in this way.

The following table shows the movements in unattributed life funds for the period.

The impact of exchange rate movements is accounted for through the foreign currency translation reserve, and not through the statement of financial performance.

	2002 A$ MILLION	2001 A$ MILLION
(a) Unattributed life funds		
Balance at the beginning of the year	**6,232**	6,802
Movement in accumulated unattributed life funds for the period	**(749)**	(940)
Effect of exchange rate changes on translation	**11**	370
Balance at the end of the year	**5,494**	6,232
(b) Movement in unattributed life funds for the period		
Profit of the participating businesses UK life funds	**812**	1,541
Less: amount attributed to shareholders	**(76)**	(166)
	736	1,375
Less: bonuses credited to participating policy holders	**(944)**	(1,842)
Bonus subsidy from accumulated unattributed life funds	**(208)**	(467)
Investment losses on accumulated unattributed life funds	**(541)**	(473)
Movement in unattributed life funds for the period	**(749)**	(940)

7. Remuneration of Directors and executives

(a) Directors

Fees paid to members of the Board are based on advice from the Group's remuneration specialists and external remuneration advisers appointed by the Board Nomination Committee. This advice takes into consideration the level of fees paid to Board members of other Australian corporations, the size, geographic locations and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Directors are paid a base fee in relation to service on the AMP Limited Board and for membership of one or more of its standing committees. Additional fees are paid to the Chair of each of the Board Audit and Compliance, Finance, Governance and Remuneration Committees. Mr Wallis' fees as Chairman of the Board are inclusive of his role as Chairman of the Board Nomination Committee. Individual Directors are paid fees for additional duties associated with membership of Due Diligence Committees of major projects (or other special purpose committees) on a per diem basis.

The Board Governance Committee has oversight of the fees paid to non-executive Directors of subsidiary companies of the AMP Group. For fees paid to Directors in the UK, the Committee receives advice on the appropriate level of Directors' fees for that market.

As the focus of the Board is on the long-term direction and well-being of the Group, there is no direct link between Directors' remuneration and the short-term results of the Group. However, its long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval. The current aggregate fee pool of A$2,500,000 was approved by shareholders in 1999.

Board fees are not paid to Mr Mohl or Mr Yates since the responsibilities of Board membership are considered in determining remuneration provided as part of their normal employment conditions. Details of remuneration for Mr Mohl and Mr Yates are given later in this note.

Apart from the executive Directors, Mr Mohl and Mr Yates, no current Directors of AMP Limited have been granted options or performance rights. Details of the remuneration of Mr Mohl and Mr Yates are discussed in subsequent pages regarding executive remuneration.

Each of the current non-executive Directors (except Mr Willcox) has a Retirement Allowance Agreement which provides cash benefits in the event of death or retirement from the Board. The retirement allowance is based on a sliding scale that provides a maximum benefit, after 15 years service, of five times the average fees over the three years preceding retirement or death. The Directors have determined that the current Retirement Allowance Agreements may no longer be an appropriate form of remuneration. Consideration is being given to a new long-term equity programme for Directors involving fee sacrifice to replace the current system of cash-based retirement allowances for non-executive Directors. Existing obligations to Directors will be met.

NON-EXECUTIVE DIRECTORS AT 31 DECEMBER 2002[10]	FEES FOR AMP BOARD & COMMITTEES A$	FEES FOR OTHER GROUP BOARDS & COMMITTEES A$	ADDITIONAL BOARD DUTIES[2] A$	SUPER-ANNUATION CONTRIBUTION A$	OTHER PAYMENTS[3] A$	TOTAL A$
S D M Wallis	350,000	–	–	30,566	53,275	433,841
P J Willcox[1]	34,203	–	–	3,503	4,725	42,431
Sir Malcolm Bates	107,500	249,515[4]	7,500	–	5,825	370,340
P A Cross	100,000	25,893[5]	4,500	11,714	5,825	147,932
R J Grellman	112,000	40,000[6]	55,000	18,196	5,825	231,021
Lord Killearn	107,500	138,619[7]	6,000	–	5,825	257,944
P K Mazoudier	107,500	40,000[8]	10,500	14,130	5,825	177,955
I A Renard	100,000	25,000[9]	4,500	11,688	5,825	147,013

Notes:
1. Mr P J Willcox was appointed as a non-executive Director of AMP Limited on 9 September 2002.
2. Includes fees paid for additional duties as a member of Due Diligence Committees relating to capital raising, acquisitions or divestments.
3. *Relates to allowances in respect of living away from home costs (S D M Wallis only) and incidental expenses related to the business of the company.*
4. Fees of £90,000 were paid to Sir Malcolm Bates as Chairman of AMP's UK Financial Services subsidiaries (A$249,515 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).
5. Fees were paid to P A Cross as a Director of AMP Bank Limited.
6. Fees were paid to R J Grellman as a Director of AMP Life Limited and Chairman of its Audit and Compliance Committee.
7. Fees of £50,000 were paid to Lord Killearn as Chairman of Henderson Global Investors (Holdings) plc (A$138,619 is the equivalent based on the average exchange rate for 2002: £1 = A$2.772).
8. Fees were paid to P K Mazoudier as a Director of AMP Life Limited and a member of its Audit and Compliance Committee.
9. Fees were paid to I A Renard as a Director of AMP Bank Limited.
10. The accrued retirement benefit entitlements as at 31 December 2002 according to each Director's Retirement Allowance Agreement were: S D M Wallis – A$1,590,972; Sir Malcolm Bates – A$1,118,295; P A Cross – A$153,236; R J Grellman – A$245,204; Lord Killearn – A$363,017; P K Mazoudier – A$207,655 and I A Renard – A$268,921. The entitlements are payable at retirement or on death and are inclusive of any accumulated superannuation guarantee contribution balances. (Notional accruals have been included for Directors with less than three years service. Upon the resignation of P A Cross on 26 February 2003, her entitlement will lapse). Mr Willcox has not entered into a Retirement Allowance Agreement.

Notes to the financial statements continued
for the year ended 31 December 2002

7. Remuneration of Directors and executives continued

(b) Executives

Remuneration for senior executives is determined in accordance with remuneration guidelines established by the Board. Through the Board Remuneration Committee, the Board oversees the remuneration process. The Board approves remuneration for the Chief Executive Officer. All members of the Board Remuneration Committee are non-executive Directors who are not eligible to participate in any of the compensation programmes that the Committee oversees.

Total remuneration package
The overall remuneration mix for each executive is based on a range of factors including the role held within AMP, how critical that area of the business is and local market conditions. This translates into a different remuneration mix for different roles within different areas of AMP. Higher-level roles generally attract higher variable pay.

AMP's total remuneration package for executives (including the Chief Executive Officer) consists of the following components:
(i) Base salary – fixed pay package
(ii) Short-term incentive – variable pay
(iii) Long-term incentive – variable pay
(iv) Non-cash benefits.

Base salary
Base salary is targeted at the median of the market rate for a given position. AMP utilises a range of 80% to 120% of this amount to reflect its assessment of an individual's performance capabilities. It is reviewed each year, but there are no guaranteed increases.

Short-term incentive
Short-term incentive is provided to executives by the Executive Short Term Incentive Programme (ESP) and allows eligible participants the opportunity to earn an annual cash incentive payment, part of which may be taken or, in the case of a small number of executives, is required to be taken, as restricted shares. The ESP provides a competitive opportunity that aims to deliver total annual payment for top performers at the 75th percentile of the market rate for a given position. Eligibility, and the size of the incentive, is based on a combination of quantitative and qualitative performance measures in respect of:
(i) AMP's overall business performance;
(ii) Business Unit performance (where relevant); and
(iii) The individual's performance.

For certain senior executives, a mandatory 30% of ESP incentive payments will be made in restricted shares. This supports AMP's commitment to having executive focus tied closely to shareholder interests. Other participating executives may elect to receive 25% of their ESP payment in the form of restricted shares.

Restricted shares are acquired using pre-tax dollars and are generally held in the Executive Share Ownership Plan for three years. If the executive is still employed at AMP three years after the shares are acquired, AMP will match the shares on a one-for-one basis.

Long-term incentive
The new long-term incentive programme consists of performance rights granted under the International Employee Share Ownership Plan (IESOP), an outline of which is set out in Note 31 of the Full Financial Report.

Additionally, certain executives have received options granted to them prior to the Board Remuneration Committee's decision to award future long term incentives in the form of performance rights. They remain subject to the original terms of grant, including performance and tenure hurdles and exercise price.

Non-cash benefits
These include superannuation contributions and other non cash benefits, such as parental leave, in line with local country legislation and market practice.

In addition, executives may be entitled to participate in the Employee Share Acquisition Plan (ESAP) in Australia and New Zealand, or in the All Employee Share Ownership Plan (AESOP) in the UK, as detailed in Note 31 of the Full Financial Report.

7. Remuneration of Directors and executives continued

EXECUTIVE[6,8]	BASE SALARY A$'000	SHORT TERM INCENTIVE[1] A$'000	SUPER-ANNUATION CONTRIBUTIONS A$'000	PAYMENTS AT CESSATION[2] A$'000	OTHER PAYMENTS[3] A$'000	TOTAL A$'000	PERFORMANCE RIGHTS ALLOCATED[4] NUMBER
A Mohl, Chief Executive Officer (from 7 October 2002; previously Managing Director, AFS)	954	1,024[5]	117	–	–	2,095	292,278[5]
R Yates, Managing Director, Henderson Global Investors[7]	1,525	1,109	610	–	–	3,244	105,060
T Fraser, formerly Managing Director, UKFS[7]	889	–	526	4,684	–	6,099	–
T Wade, formerly Managing Director, AMP International[7]	570	–	60	1,962	685	3,277	–
W Foster, formerly Chief Information Officer[7]	455	–	48	1,735	592	2,830	–
A Jones, formerly General Manager, Corporate Human Resources	441	–	228	1,583	–	2,252	–
G Traill, formerly General Counsel	122	–	13	2,057	–	2,192	–

Notes:

1. Short-term incentive payments are based on individual and business performance for 2002 and are paid in 2003. These executives will take 30% of their actual short term incentive payment in the form of AMP shares under the Restricted Plan. The price at which the shares are acquired by the executives is based on the average market price of the shares at the time they are acquired. The shares are generally subject to restrictions on transfer for three years from the date of allocation. Subject to the terms of the Restricted Plan, each participating executive will also receive for no additional payment one share for every share that is held in the plan if the executive remains employed within the AMP Group until the third anniversary of the date of acquisition of shares under the plan (matching shares).
   The indicative fair value of the matching shares (based on the market price of the shares acquired through application of the actual short term incentive payment) is A$307,200 for Mr Mohl and A$332,686 for Mr Yates.
2. Payments at cessation include statutory and other contractual entitlements and payments made in mitigation of other legal claims following external expert advice.
3. Other payments include expatriate allowances and non-cash benefits (travel, rent etc).
4. The indicative fair values at allocation date of performance rights allocated in 2002 are calculated allowing for loss of dividend rights during the three year performance period, and a probability discount to reflect the applicable performance criteria. On this basis, the value of each of the performance rights allocated at 31 August 2002 (92,278 to Mr Mohl in respect of his role as Managing Director, AFS, and 105,060 to Mr Yates as Managing Director, Henderson Global Investors) is A$7.14, and the value of each of the other 200,000 performance rights allocated to Mr Mohl as at 7 October, 2002 is A$5.86. This amounts to a total value of A$1,830,865 for Mr Mohl and A$750,128 for Mr Yates.
5. Of the performance rights granted to Mr Mohl, 200,000 are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting). The shares taken in respect of A$160,200 of the actual short term incentive payment under the Restricted Plan by Mr Mohl, are subject to shareholder approval (to be sought at the forthcoming Annual General Meeting).
6. Mr Batchelor was the Managing Director and Chief Executive Officer until 23 September 2002. He ceased to be a Director on that date. Mr Batchelor received the following remuneration during 2002:
   (a) Salary of A$1,138,331;
   (b) Statutory entitlements of A$193,772;
   (c) Superannuation contributions of A$119,525; and
   (d) Non-cash benefits with a value of A$66,871.
   As at the date of this report, any further entitlements in connection with Mr Batchelor's cessation of employment are yet to be determined. The Company has committed to announcing details of any such entitlements to the ASX as soon as they are determined.
7. Australian dollar equivalents for that part of remuneration paid to executives in pounds sterling in 2002 are based on the average exchange rate for 2002: £1 = A$2.772 and those paid in 2001 are based on the average exchange rate for 2001: £1= A$2.777.
8. The table details the emoluments of each executive Director and each of the five officers of the company (excluding executive Directors) receiving the highest emoluments during 2002. At the date of this report, the five highest paid officers of the company, determined by base salary, are M de Cure, General Manager, Strategy – A$700,000; C Dunn, Managing Director, AMP Financial Services – A$675,000; J Drabble, Managing Director, UK Contemporary Financial Services – A$550,000; I Laughlin, Managing Director, UK Life Services – A$550,000; P Leaming, Chief Financial Officer – A$650,000. Each of the executives is also entitled to short term incentives, superannuation contributions and long term incentives (in the form of performance rights) and other compensation related to, for example, expatriate and relocation allowances and non-cash benefits.

8. Events occurring after reporting date

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' declaration

for the year ended 31 December 2002

In accordance with a resolution of the Directors of AMP Limited, we state that in the opinion of the Directors:

(a) The Concise Financial Report of the consolidated entity set out on pages 20 to 33 for the year ended 31 December 2002 is in accordance with Accounting Standard AASB 1039: 'Concise Financial Reports'; and

(b) The financial statements and specific disclosures included in this Concise Financial Report have been derived from the Full Financial Report for the year ended 31 December 2002.

On behalf of the Board

Stan Wallis
Chairman

Peter Willcox
Chairman-elect

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 26 February 2003

Independent audit report

for the year ended 31 December 2002

To the members of AMP Limited

Scope

We have audited the Concise Financial Report of AMP Limited for the financial year ended 31 December 2002, as set out on pages 20 to 33, in order to express an opinion on it to the members of the company. The company's Directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of AMP Limited for the year ended 31 December 2002. Our audit report on the Full Financial Report was signed on 26 February 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039: 'Concise Financial Reports' applicable in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the Concise Financial Report of AMP Limited complies with Accounting Standard AASB 1039: 'Concise Financial Reports' applicable in Australia.

Ernst & Young

Ernst & Young

B J Long

B J Long
Partner

Sydney, 26 February 2003

Shareholder information

Distribution of shareholdings as at 10 March 2003

CATEGORIES	NUMBER OF HOLDERS	% OF ISSUED CAPITAL
1 - 1,000	821,130	26.65
1,001 - 5,000	136,245	20.85
5,001 - 10,000	4,816	2.85
10,001 - 100,000	1,784	3.29
100,001 and over	190	46.36
Total	964,165	100.00

The number of shareholders holding less than a marketable parcel of 80 ordinary shares is 40,750.

Twenty largest shareholders as at 10 March 2003

		ORDINARY SHARES	% OF ISSUED CAPITAL
1	J P Morgan Nominees Australia Limited	94,069,156	8.11
2	National Nominees Limited	82,894,750	7.15
3	Westpac Custodian Nominees Limited	69,176,879	5.97
4	Citicorp Nominees Pty Limited	54,147,684	4.67
5	RBC Global Services Australia Nominees Pty Limited	33,179,020	2.86
6	Queensland Investment Corporation	28,024,523	2.42
7	AMP Life Limited	19,120,035	1.65
8	Commonwealth Custodial Services Limited	17,566,265	1.52
9	MLC Limited	17,223,756	1.49
10	Cogent Nominees Pty Limited	15,377,493	1.33
11	ANZ Nominees Limited	9,914,312	0.86
12	ING Life Limited	8,703,484	0.75
13	HSBC Custody Nominees (Australia) Limited	6,931,471	0.60
14	Westpac Financial Services Limited	3,440,152	0.30
15	Australian Foundation Investment Company Limited	3,104,000	0.27
16	New Zealand Central Securities Depository Limited	2,886,133	0.25
17	BNP Paribas	2,842,896	0.25
18	Government Superannuation Office	2,613,700	0.23
19	Bond Street Custodians Limited	2,354,755	0.20
20	Victorian Workcover Authority	2,273,892	0.20
Top 20 total		475,844,356	41.04
Total shares		1,159,459,805	100.00

Substantial shareholders
The Company has received no substantial shareholding notices.

Total number of holders of ordinary shares and their voting rights
As at 10 March 2003, the share capital of AMP Limited consisted of 1,159,459,805 ordinary shares held by 964,165 shareholders. The voting rights attaching to the shares are that each registered holder of shares present in person (or by proxy, attorney or representative) at a meeting of shareholders has one vote on a vote taken by a show of hands, and one vote for each fully paid share held on a vote taken on a poll.

Total number of options over unissued shares and option holders
As at 10 March 2003, AMP Limited had on issue 33,847,913 options over unissued ordinary shares in AMP Limited held by 10,706 option holders.

In addition, as at 10 March 2003, there were 11,133 holders of AMP Reset Preferred Securities (RPS), holding a total of 11,500,000 RPS. Each holder of RPS holds one option over the number of ordinary shares into which they would be entitled to convert their RPS pursuant to the RPS terms of issue.

Stock exchange listings
AMP Limited is listed on the Australian Stock Exchange and on the New Zealand Stock Exchange.

Restricted securities
There are no restricted securities on issue.

Buy-back
There is no current on-market buy-back.

For more detailed explanations of financial terms used in AMP's annual reports and investor reports, see our website at www.ampgroup.com/shareholdercentre

Glossary of terms

Assets under management
This is a collective term to describe all the assets that AMP manages on behalf of customers and shareholders, through its funds management company Henderson Global Investors.

These assets include funds invested by Henderson on behalf of its own retail, sub-advisory and institutional clients as well as those funds managed on behalf of Australian Financial Services, UK Life Services and UK Contemporary Financial Services.

Book value
The value of an asset, or liability, as recorded in the company's financial statements.

Controllable costs
These are the business costs considered to be manageable by a business unit or the Group.

They include management and project expenses but exclude variable distribution expenses, investment management fees and interest on corporate debt.

Cost to income ratio
This is a business efficiency ratio that expresses the controllable costs of a business unit or the Group as a percentage of the income of that business unit or the Group.

Technically, it is calculated as controllable costs divided by gross margin (being the net profit before tax plus controllable costs).

Distribution channels
These are the means by which AMP distributes its products and services to customers. Our distribution channels include AMP planners, independent financial advisers, third party distributors, phone centres and websites.

Earnings per share (EPS)
Earnings per share (EPS) is one measure of performance of a publicly listed company.

Basic earnings per share is calculated by dividing the net profit (loss) attributable to ordinary shareholders for a financial year by the weighted average number of shares of the company outstanding during that financial year.

Underlying earnings per share
This is calculated by dividing the underlying profit after tax (before other items) attributable to shareholders for a financial year by the weighted average number of shares of the company outstanding during that financial year.

Employee Benefit Consultants (EBC)
Employee Benefit Consultants (EBC) provide advice to corporations on the design, implementation and administration of employee benefit plans covering issues including the structure and administration of pension schemes.

It is a term more familiar in the UK market than in the Australian or New Zealand markets.

EMVONA (Excess of market value over net assets)
This is an accounting term that describes the difference between the net market value of a controlled entity (owned by a life insurance entity) and the net assets (assets less liabilities) in the controlled entity's own financial report. It is the equivalent of the intangibles, such as goodwill, carried by non-life insurance entities.

It represents part of the future benefits expected to be derived from the business that are not reflected in the book value of the net assets.

FTSE
This is an abbreviation for the Financial Times Stock Exchange index. The FTSE (pronounced Footsie) is the UK equivalent of the US S&P 500 index and the Australian All Ordinaries index.

Goodwill (an intangible asset)
This is an accounting term to describe the premium paid on the acquisition of a business or commercial right in excess of the fair value of tangible net assets acquired. It represents the intangible value of an established reputation of a business.

Mature, or closed, book
This term refers to a book or books of AMP products that are no longer actively sold or that have been closed to new sales while the book runs off – for example, whole-of-life insurance policies and government endowment mortgages.

MoS accounting
Margin on Service or MoS accounting is the required method of financial reporting for all Australian life insurance companies and life insurance subsidiaries. The method is also adopted by AMP in respect of its UK life insurance subsidiaries.

This accounting method recognises that the profit generated by life insurance products materialises over the lifetime of that product, which can be decades.

MoS ensures that this profit emerges on a realistic basis as the service is provided by the life insurer.

This accounting method is set out in Australian Accounting Standard AASB 1038 and Actuarial Standard 1.03, a standard issued under the Australian Life Insurance Act 1995.

A more detailed explanation of MoS accounting is available on the AMP website at www.ampgroup.com/shareholdercentre

MSCI World
A global stock markets index.

Net cashflows
These are product cash inflows from customers and policyholders, minus the outflows to customers and policyholders, from wealth management activities.

Operating margins
Operating margins are the net profit (revenue less costs) from AMP's business operations, excluding the investment income on funds held as capital within those business operations.

Persistency
This is a measure of customer retention.

In technical terms, it is the proportion of assets under management from policies that remain with us each year rather than being paid out (for example, on surrender or maturity).

Performance right
This is a new form of executive remuneration designed to reward long-term performance. It replaces share options.

Each performance right is a contractual right to acquire one AMP share, three years after the date the performance right is granted, as long as certain performance hurdles are met.

Regulatory capital requirements
AMP is required to hold a prudent margin over and above policy liabilities as a buffer against adverse experience and poor investment returns. The minimum level of capital that AMP must hold for this purpose is set by its regulators, including the Australian Prudential Regulatory Authority (APRA), the Australian Securities and Investments Commission (ASIC) and the Financial Services Authority (FSA) in the UK.

Restructuring costs
These are the costs associated with implementing the reform agenda of AMP's new CEO Andrew Mohl. These costs include staff redundancy payments, provisions for onerous contracts, lease payments and professional fees. Also called transformation costs in the Detailed Analysis of Shareholder Profit on page 17.

RPS
AMP's Reset Preferred Securities (RPS) are a form of financial instrument that offer investors a non-cumulative income distribution at a fixed rate until the first reset date in 2007. They were issued by AMP during 2002.

Shareholder capital resources
This is a financial term that covers share capital, reserves and retained profits attributable to ordinary shareholders plus hybrid equity (the RPS) as well as external corporate debt. This is an indication of the financial resources available to the company.

Shareholder returns
Total shareholder return includes capital gains in the stock plus all dividends and capital returns for the period.

Underlying contribution
This is a performance measure that eliminates the volatility inherent in investment market impacts on profit so the underlying trend is clearer.

It excludes the impact of investment market volatility on shareholder capital, as well as the result from asset sales, valuation adjustments, restructuring costs and amortisation of goodwill. It is calculated as total operating margins (which includes business unit operating margins and corporate costs not allocated to the business units) less interest on corporate debt and RPS distribution plus underlying investment income.

Underlying return on equity (ROE)
This is a measure of a company's capital efficiency.

It is calculated as underlying contribution divided by average shareholder equity over the period.

Underlying return on invested capital (ROIC)
This is a financial performance measure AMP uses at both a Group and business unit level:

- At the AMP Group level, this is calculated as underlying net profit after tax before other items, interest costs and distribution on the RPS divided by the average shareholder capital resources.
- At the business unit level, it is a similar calculation, with net profit after tax (including underlying investment income) divided by the total capital allocated to that business unit.

Value of new business (VNB)
This is a measure of the ongoing value of business written today by our financial services business units – Australian Financial Services, UK Life Services and UK Contemporary Financial Services.

It is the present value of future profits to shareholders that will be derived from new business written during the period.

A more detailed explanation of the value of new business is available on the AMP website at www.ampgroup.com/shareholdercentre

Wealth management
For AMP, wealth management means assisting customers through planning and advice, and providing savings, investment, protection and selected banking products, to maximise their financial well being.

With-profits products
With-profits is the term used in the UK to refer to what are known in Australia as 'participating' products. The benefits payable under such products include an entitlement to share in the profits or surplus of the business, with the amount of profit or surplus distributed at any particular time being at the company's discretion.

Write-down
This is a reduction in the carrying value of assets on the balance sheet to market value or recoverable amount.

Need help?

Contact the AMP Securities Registry

Australia
AMP Securities Registry
GPO Box 4257, Sydney NSW 1046
Phone 1300 654 442
Fax 1300 301 721

New Zealand
AMP Securities Registry
P O Box 91543, Auckland Mail Centre
Phone 0800 448 062
Fax 09 488 8787

United Kingdom
AMP Securities Registry
PO Box 82, The Pavilions
Bridgwater Road, Bristol BS99 7NH
Phone 0800 783 3315
Fax 0870 703 6119

Other countries
AMP Securities Registry
GPO Box 4257, Sydney NSW 1046
Phone 61 2 8234 5000
Fax 61 2 8234 5002

Email
ampservices@computershare.com.au

Internet
www.ampgroup.com/shareholdercentre

Registered Office of AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
Phone 61 2 9257 5000
Fax 61 2 8275 0199

Board Executive and Company Secretary
Prue Milne

Important dates for shareholders

4 April 2003
Record date for 2002 final dividend

28 April 2003
Payment date for 2002 final dividend

15 May 2003
Annual General Meeting in Sydney

Unless otherwise specified, information in this report is current as at 17 March 2003

Please recycle

Corporate Office
33 Alfred Street
Sydney NSW 2000
Australia

Corporate Office
86-90 Customhouse Quay
Wellington
New Zealand

Corporate Office
3 Finsbury Avenue
London EC2M 2PA
United Kingdom

www.ampgroup.com

AMP

905757

Dear Fellow Investor,

I am pleased to invite you to the **2003 Annual General Meeting** of AMP Limited (AMP).

When?
The Meeting will start at 10.00am (Sydney time) on Thursday, 15 May 2003. You will be able to register for the Meeting from 8.30am until just before the Meeting starts.

Where?
The Meeting will be held at the City Recital Hall, Angel Place, Sydney NSW.

To help you find the Hall, we have set out a map and directions to the Meeting on page 24 of this Notice of Meeting booklet.

This booklet also includes:
- information about who may vote at the Meeting, and how they may vote, see pages 4 and 5;
- the formal Notice of Meeting containing the resolutions proposed to be put at the Meeting (and some technical supporting information), see pages 6 and 7; and
- Explanatory Notes which set out a question and answer explanation of the business to be conducted at the Meeting, see pages 8 to 23.

Please read the whole booklet carefully.

In the rest of this letter, you can read a quick summary of the items of business and the resolutions on which you and the other AMP shareholders are being asked to vote.

Discussion of 2002 Financial Statements and Reports
I will be reporting to you on AMP's financial performance during 2002. You will have a reasonable opportunity to ask questions and make comments on that report and the business, operations and management of AMP and the AMP Group generally.

Election of Directors
Shareholders will be asked to vote on the election and re-election of Directors.
The following six candidates intend to stand for election or re-election at the Meeting:
- three Directors who were appointed to the Board after the 2002 Annual General Meeting and who are required to stand for formal election at the 2003 Annual General Meeting. They are myself (Peter Willcox) and Executive Directors Andrew Mohl and Roger Yates;
- two Non-Executive Directors who are standing for re-election. They are Richard Grellman and Lord Killearn; and
- one external candidate who has been nominated for election in accordance with AMP's Constitution. This candidate is Stephen Mayne.

Continued ▶

Although six candidates are standing for election as Directors, there are currently only five vacancies available to be filled at the Meeting and so only five candidates may be elected. However, it is possible that the Board will appoint one or more new Directors before the Meeting (or before you receive this booklet). If this happens, those newly appointed Directors will also be standing for election at the Meeting and the number of positions available to be filled at the Meeting will increase by the number of new appointments. In these circumstances, there will still be one more candidate than available positions. Details of any new Directors who will be standing for election will be publicised.

You can read about the recent changes to the Board, the candidates for election and the voting procedure for the election on pages 8 and 9.

Equity components of the remuneration of Andrew Mohl and Roger Yates

To ensure that the interests of Mr Mohl and Mr Yates are aligned with the interests of AMP and its shareholders, their remuneration packages involve both short and long-term incentive arrangements.

The Board has set stringent performance hurdles that will generally need to be met before Mr Mohl and Mr Yates will receive the full benefit of key aspects of their short-term and long-term incentive arrangements. For the long-term incentive arrangements, those performance hurdles involve the performance of AMP, of its share price, and of AMP's earnings per share. For the short-term incentive arrangements, the hurdles involve the individual performances of Mr Mohl and of Mr Yates, in addition to measures of AMP performance.

AMP announced on 4 December 2002 that the short-term incentive equity component and the long-term incentive equity component of Mr Mohl's remuneration package would be subject to shareholder approval at the 2003 Annual General Meeting.

Elements of the short-term incentive and long-term incentive arrangements may also provide benefits to Mr Mohl and Mr Yates when their employment ends. Shareholder approval is also being sought to enable AMP to provide these benefits.

You can read more about these benefits and the equity components of Mr Mohl's and Mr Yates' remuneration packages on pages 9 to 13.

Some changes to AMP's Constitution

Shareholders will be asked to approve resolutions to amend AMP's Constitution in relation to:

- the Board's power to issue preference shares, including preference shares proposed to be issued in connection with the issue of AMP Reset Preferred Securities in September 2002;
- a Board proposal to require the annual re-election of Non-Executive Directors after nine years in office; and
- recent changes to Australian corporations law.

You can read more about the proposed changes to AMP's Constitution on pages 13 and 14.

How may you vote at the Meeting?

You do not have to vote at the Meeting. However, the Board encourages you to vote.

If you would like to vote, you may do so either:

- *by attending and voting at the Meeting* at the City Recital Hall, Angel Place, Sydney NSW at 10.00am (Sydney time) on Thursday, 15 May 2003; or
- *by appointing someone as your proxy* to attend and vote for you at the Meeting. To appoint someone, use either the enclosed proxy form or go to the AMP Securities Registry website via the AMP website at www.ampgroup.com/agm to appoint someone online. Instructions about how to fill out the form are set out on the back of the proxy form. Instructions about how to use the website are on the site. If you use the website, you will need your Holder Identification Number (HIN) or Security Holder Reference Number (SRN) which is printed on your proxy form.

How do you register at the Meeting?

If you attend the Meeting, please bring the enclosed proxy form with you to assist with your registration.

If you cannot attend?

If you cannot attend the Meeting, I encourage you to complete and lodge a proxy form (either online or by paper) so that it reaches us by 10.00am (Sydney time) on Tuesday, 13 May 2003.

Yours sincerely

Peter Willcox

P J Willcox
Chairman

Voting information

Who may vote at the Meeting?
You will be entitled to attend and vote at the 2003 Annual General Meeting if you are a registered shareholder of AMP at 7.00pm (Sydney time) on Tuesday, 13 May 2003.

How may you vote at the Meeting?
If you are entitled to attend and vote at the Meeting, you may attend the Meeting in person or appoint either one or two people as proxies to attend and vote on your behalf. If you wish to appoint two proxies, please copy the enclosed proxy form.

Who can be a proxy?
You may appoint anyone as your proxy, including the Chairman of the Meeting. A proxy need not be a shareholder of AMP.

What happens if you appoint two proxies?
If you appoint two proxies, then on each proxy form you may specify the proportion or the number of your votes that each proxy may exercise. If the appointment does not specify the proportion or the number of your votes that each proxy may exercise, then each proxy may exercise half of your votes on a poll.

If you appoint two proxies, then neither of them is entitled to vote on a show of hands at the Meeting – they may vote only on a poll taken on a proposed resolution.

Where do you send your proxy form?
You may send your completed proxy form:

- **by mail** to the AMP Securities Registry, using the enclosed reply-paid envelope or by posting it to:

Australia:	GPO Box 5389, Sydney 2001 NSW
New Zealand:	P O Box 91037, Auckland Mail Centre
United Kingdom:	PO Box 1075, Bristol BS99 3FA
Rest of World:	GPO Box 5389, Sydney 2001 NSW, Australia

- **by facsimile:**

Australia:	1300 301 721	New Zealand:	09 488 8787
United Kingdom:	0870 703 6119	Rest of World:	61 2 8234 5002

- **by delivery** to AMP's registered office:
  Level 24, 33 Alfred Street, Sydney NSW 2000, Australia
  or AMP Securities Registry, c/– Computershare Investor Services Pty Limited
  Level 3, 60 Carrington Street, Sydney NSW 2000, Australia

- **electronically** by accessing the AMP Securities Registry via the AMP website at www.ampgroup.com/agm:
  To use this facility, you will need your Holder Identification Number (HIN) or Security Holder Reference Number (SRN). That number is shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must lodge your proxy form before 10.00am (Sydney time) on Tuesday, 13 May 2003.

What is the due date for appointing your proxy?

To appoint a proxy, you will need to make sure that AMP receives your completed proxy form (and any necessary supporting documents) by 10.00am (Sydney time) on Tuesday, 13 May 2003. If your proxy form (and any supporting document) is not received by then, your proxy appointment will not be effective.

What if a proxy is appointed under a power of attorney?

If the proxy form is signed under a power of attorney on behalf of a shareholder, then the attorney must make sure that either the original power of attorney, or a certified copy, is sent to AMP with the proxy form.

A proxy cannot be appointed through the AMP Securities Registry website if they are appointed under a power of attorney or similar authority.

How does a shareholder that is a company execute the proxy form?

If the shareholder executing the proxy form is a company, then it must execute the proxy form in one of the following ways:

- by having two directors or a director and a secretary of the company sign the proxy form;
- if the company is a proprietary company with one director who is also the secretary of the company (or the company does not have a secretary), by having that director sign it;
- by having a duly authorised officer or attorney sign the proxy form (in which case the shareholder must send with the proxy form the original, or a certified copy, of the document authorising the attorney or representative); or
- if the company has a common seal, by affixing the common seal in accordance with the company's constitution.

Does a proxy have to vote?

A proxy may decide whether or not to vote on any motion – unless the proxy is required by law or AMP's Constitution to vote.

How is a proxy to vote?

If the shareholder appointing the proxy:

- directs the proxy how to vote on an item of business, then the proxy may only vote on that item in the way the shareholder directed; or
- does not direct the proxy how to vote on an item of business, then the proxy may vote as he or she thinks fit on that item.

How will the Chairman vote as proxy if the shareholder has not directed the Chairman how to vote?

If a shareholder appoints the Chairman of the Meeting as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy for that shareholder on a poll, he will vote in favour of each of the proposed resolutions in Items 3 and 4. In the case of Item 2, he will vote in favour of the five current Directors, and any additional Directors appointed by the Board, who are standing for election or re-election at the Meeting and against the other candidate.

Notice of Annual General Meeting

The Annual General Meeting of shareholders of AMP Limited (AMP) will be held at the City Recital Hall, Angel Place, Sydney NSW at 10.00am (Sydney time) on Thursday, 15 May 2003.

Items of Business

Item 1: Financial Statements and Reports
To receive and consider the Financial Report and the Reports of the Directors and the Auditor in respect of the year ended 31 December 2002.

Item 2: Election of Directors

(a) To consider and, if thought fit, to pass the following ordinary resolution:

"That Lord Killearn, a Director retiring in accordance with clause 64.3 of the Constitution of AMP Limited, being eligible, is re-elected as a Director of AMP Limited."

(b) To consider and, if thought fit, to pass the following ordinary resolution:

"That Peter John Willcox, a Director appointed since the last Annual General Meeting and ceasing to hold office in accordance with clause 62.3 of the Constitution of AMP Limited, being eligible, is elected as a Director of AMP Limited."

(c) To consider and, if thought fit, to pass the following ordinary resolution:

"That Roger Philip Yates, a Director appointed since the last Annual General Meeting and ceasing to hold office in accordance with clause 62.3 of the Constitution of AMP Limited, being eligible, is elected as a Director of AMP Limited."

(d) To consider and, if thought fit, to pass the following ordinary resolution:

"That Richard John Grellman, a Director retiring in accordance with clause 64.3 of the Constitution of AMP Limited, being eligible, is re-elected as a Director of AMP Limited."

(e) To consider and, if thought fit, to pass the following ordinary resolution:

"That Andrew Max Mohl, a Director appointed since the last Annual General Meeting and ceasing to hold office in accordance with clause 62.3 of the Constitution of AMP Limited, being eligible, is elected as a Director of AMP Limited."

(f) To consider and, if thought fit, to pass the following ordinary resolution:

"That Stephen David Mayne, being eligible to hold office as a Director and having been nominated in accordance with clause 65 of the Constitution of AMP Limited, is elected as a Director of AMP Limited."

Item 3(a): Equity components of remuneration – Andrew Mohl, Managing Director and Chief Executive Officer
To consider and, if thought fit, to pass the following ordinary resolution:

"That each of the following is approved for all purposes:

(a) the acquisition by Andrew Mohl, as part of a short-term incentive plan of AMP Limited (AMP) and on the basis, at the times and subject to the conditions described in the Explanatory Notes to the Notice convening this Meeting including the Annexures (Explanatory Notes), of:

(i) fully paid ordinary shares in AMP (AMP Shares) having an aggregate value of $160,200 in respect of his role as Managing Director and Chief Executive Officer of AMP during the period from 7 October 2002 to 31 December 2002;

(ii) AMP Shares having an aggregate value of up to 30% of Mr Mohl's short-term incentive award in respect of the year ending on 31 December 2003; and

(iii) up to one additional AMP Share for each AMP Share previously acquired by Mr Mohl with approval under sub-paragraphs (i) or (ii) of this resolution;

(b) the grant to Mr Mohl, as part of a long-term incentive plan of AMP and on the basis, at the times and subject to the conditions described in the Explanatory Notes, of up to 400,000 Performance Rights and the acquisition by Mr Mohl of AMP Shares upon the exercise of those Performance Rights; and

(c) the giving by AMP of benefits in connection with Mr Mohl's retirement or resignation from, or loss of, office (including through death) as Managing Director and Chief Executive Officer of AMP as part of a long-term incentive plan or short-term incentive plan of AMP and on the basis described in the Explanatory Notes."

Item 3(b): Equity components of remuneration – Roger Yates, Managing Director, Henderson Global Investors
To consider and, if thought fit, to pass the following ordinary resolution:

"That there is approved for all purposes the giving by AMP Limited (AMP) of benefits in connection with Mr Yates' retirement or resignation from, or loss of, office (including through death) as an employee of AMP or a subsidiary of AMP as part of a long-term incentive plan or short-term incentive plan of AMP and on the basis described in the Explanatory Notes to the Notice convening this Meeting (including the Annexures)."

Item 4(a): Amendments to Constitution to allow issue of preference shares
To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Constitution of AMP Limited is amended in the manner set out in Part 1 of Annexure A to the Explanatory Notes to the Notice convening this Meeting."

Item 4(b): Amendments to Constitution to require the annual re-election of Non-Executive Directors after nine years in office
To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Constitution of AMP Limited is amended in the manner set out in Part 2 of Annexure A to the Explanatory Notes to the Notice convening this Meeting."

Item 4(c): Amendments to Constitution to accommodate legislative changes
To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Constitution of AMP Limited is amended in the manner set out in Part 3 of Annexure A to the Explanatory Notes to the Notice convening this Meeting."

By Order of the Board

P A Milne
Company Secretary
21 March 2003

Venue for Meeting
The Annual General Meeting is to be held in the main auditorium at the City Recital Hall, Angel Place, Sydney NSW. Based on attendance numbers at AMP's past annual general meetings, AMP currently expects that the auditorium will have sufficient capacity to accommodate shareholders who wish to attend and vote at the Meeting (whether in person or by proxy). However, if the number of shareholders who attend the Meeting exceeds AMP's current expectations and the capacity of the auditorium, AMP will direct some shareholders to one or more additional venues that will be available at the City Recital Hall, adjacent to the Hall at 123 Pitt Street, Sydney NSW and at Level 25, 33 Alfred Street, Sydney NSW (Overflow Rooms). Shareholders who are situated in the Overflow Rooms will be given a reasonable opportunity to participate in the Meeting by being able to speak and vote at the Meeting. This will be achieved by means of two way audio-visual technology linking the auditorium and the Overflow Rooms.

Determination of entitlement to attend and vote at the Meeting
AMP has determined, in accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), that the shares of AMP that are quoted on the Australian Stock Exchange (ASX) as at 7.00pm (Sydney time) on Tuesday, 13 May 2003 will be taken, for the purposes of the 2003 Annual General Meeting, to be held by the persons who held them at that time. Accordingly, those persons will be entitled to attend and vote at the Meeting.

Voting requirements for special resolutions
The proposed resolutions set out in Items 4(a), 4(b) and 4(c) are required by section 136(2) of the Corporations Act 2001 (Cth) to be passed by a special resolution. A special resolution must be passed by at least 75% of the votes cast by shareholders who are present (whether in person or by proxy, attorney or representative) and entitled to vote at the Meeting.

Voting exclusion statement
AMP will disregard:

- any votes cast on the proposed resolution set out in Item 3(a) (Equity components of remuneration – Andrew Mohl, Managing Director and Chief Executive Officer) by Andrew Mohl or any associate of his; and
- any votes cast on the proposed resolution set out in Item 3(b) (Equity components of remuneration – Roger Yates, Managing Director, Henderson Global Investors) by Roger Yates or any associate of his.

However, AMP will not disregard a vote if:

- it is cast by any of those persons as proxy for a person who is entitled to vote, in accordance with directions on the proxy form; or
- it is cast by the Chairman of the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting by proxy
A shareholder who is entitled to attend and vote at the Meeting may appoint a proxy to attend and vote at the Meeting on behalf of that shareholder. A proxy need not be a shareholder of AMP. If a shareholder is entitled to cast two or more votes at the Meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the appointment does not specify the proportion or the number of the shareholder's votes that each proxy may exercise, each proxy may exercise half of the shareholder's votes on a poll.

Proxies may be lodged with AMP:

- by mail, to the AMP Securities Registry, using the enclosed reply-paid envelope or by posting it to:
  Australia: GPO Box 5389, Sydney 2001 NSW
  New Zealand: P O Box 91037, Auckland Mail Centre
  United Kingdom: PO Box 1075, Bristol BS99 3FA
  Rest of World: GPO Box 5389, Sydney 2001 NSW, Australia
- by facsimile:
  Australia: 1300 301 721
  New Zealand: 09 488 8787
  United Kingdom: 0870 703 6119
  Rest of World: 61 2 8234 5002
- by delivery to AMP's registered office: Level 24, 33 Alfred Street, Sydney NSW 2000, Australia or to the AMP Securities Registry, c/– Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia; or
- electronically by accessing the AMP Securities Registry website via www.ampgroup.com/agm: instructions for the use of this facility are set out on page 4 of this booklet.

To be effective, AMP must receive the completed proxy form and, if the form is signed by the shareholder's attorney or authorised representative, the authority under which the proxy form is signed (or a certified copy of the authority) by no later than 10.00am (Sydney time) on Tuesday, 13 May 2003.

Explanatory Notes

The information below is a question and answer explanation of the business to be considered at the 2003 Annual General Meeting.

Item 1: Financial Statements and Reports

Why will this information be laid before the Meeting?
The Corporations Act and AMP's Constitution require the following reports in respect of the financial year of AMP ended on 31 December 2002 to be laid before the Meeting:

- the Financial Report (which includes the financial statements and Directors' declaration); and
- the Directors' Report and the Auditor's Report.

What may shareholders do in relation to the Reports?
In accordance with the Corporations Act, shareholders will be given a reasonable opportunity at the Meeting to ask questions and make comments on these Reports and on the business, operations and management of AMP and the AMP Group.

There is no requirement either in the Corporations Act or AMP's Constitution for shareholders to approve the Financial Report, the Directors' Report or the Auditor's Report.

Item 2: Election of Directors

Who are the current candidates for Directorships?
Profiles of the candidates offering themselves for election or re-election to the office of Director are set out at right. The order of candidates was determined by ballot.

What are the changes to the Board?
On 25 February 2003, AMP announced a restructure of its Board of Directors. As part of that restructure:

- Mr Stan Wallis and Ms Patricia Cross retired as Directors on 26 February 2003;
- Sir Malcolm Bates, Mr Paul Mazoudier and Mr Ian Renard indicated that they would retire from the Board in the course of the following six months (ie before September 2003); and
- AMP retained an external consultant to assist it to identify suitable candidates for the appointment of up to three new Non-Executive Directors.

Since then, Mr Paul Mazoudier has decided that he will retire as a Director before the Meeting.

All of the current Directors who are seeking to remain on the Board in the longer term will be standing for election or re-election at the Meeting.

What will happen if the Board appoints new Directors before the Meeting?
The Board is seeking to appoint up to three new Non-Executive Directors. The precise timing of any such appointment will depend on the identification, selection and availability of potential candidates. It is possible (but not certain) that the Board will appoint one or more new Non-Executive Directors before the Meeting (or before shareholders receive this booklet). If this occurs, any such newly appointed Directors will also stand for election at the Meeting. This would increase the number of positions available to be filled at the Meeting (currently five) by the number of such newly appointed Directors. In these circumstances, details of the identity, qualifications and experience of the new candidates for election will be publicised.



Lord Killearn
Age 61. Resident of the UK.

Appointed to the Board in 1999. Chairman of the Board's Finance Committee and member of its Remuneration Committee. Chairman of Henderson Global Investors (Holdings) plc.

Experience 29 years' international financial services experience. Retired in 2002 as Managing Director, Corporate Finance from Cazenove, a leading investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and was primarily responsible for the Asia Pacific business.

Other directorships
Director of Albion Investment Company (Alderney) Limited, Maxis Communications Berhad and Shanghai Real Estate Limited.



Peter Willcox
Chairman
Age 57. BA (Hons), MA (Physics) Cambridge

Joined the Board in September 2002. Appointed Deputy Chairman in December 2002 and Chairman on 26 February 2003. Member of the Board's Governance, Nomination and Remuneration Committees.

Experience 20-plus years' senior executive experience in the petroleum industry in Australia and internationally. Former Chief Executive Officer BHP Petroleum. Previously Director of a number of international, public companies including financial services experience with Lend Lease Corporation, MLC Limited and Schroders Australia Holdings Limited.

Other directorships
Chairman of Mayne Group Limited.

How will the vote for the election of Directors be determined?
Although six candidates are currently proposing to stand for election to the office of Director at the Meeting, there are currently only five vacancies available to be filled at the Meeting and so only five of those candidates may be elected. Therefore, the Chairman is proposing that Item 2 will be determined by a poll at the Meeting (rather than by a show of hands). Shareholders and proxy holders attending the Meeting will be provided with poll papers when they register for the Meeting.

How many candidates should you vote for?
As only five of the candidates named in the Notice of Meeting may be elected as Directors:

- you should vote in favour of up to only five candidates in Item 2; and
- you should vote against the remaining candidate(s).

How many votes does a candidate need to be elected?
To be elected, a candidate must receive more votes in favour of their election than against their election. If more than six candidates satisfy this criterion, then the five candidates with the most votes in favour of their election will be declared elected.



Roger Yates
Managing Director
Henderson Global Investors
Age 45. BA (Hons)

Appointed to the Board in December 2002 as Executive Director. Director of Henderson Global Investors (Holdings) plc and a number of its subsidiaries.

Experience 21 years' experience in the funds management industry as an investment professional and business manager. Henderson Global Investors Managing Director since 1999. Led the integration of Henderson and AMP Asset Management and has managed the rise of Henderson Global Investors to an international asset manager.

Prior to Henderson, was Chief Investment Officer of Invesco Global and has held senior roles for fund management companies, LGT and Morgan Grenfell.



Richard Grellman
Age 52. FCA

Appointed to the Board in 2000. Chairman of the Board's Audit and Compliance Committee and member of its Nomination Committee. Director of AMP Life Limited.

Experience 32 years in the accounting profession. KPMG Financial Services partner from 1982 to 2000. Member of KPMG's National Board from 1995 to 1997 and National Executive from 1997 to 2000. Independent Financial Expert for AMP's demutualisation and Investigating Accountant for AMP's prospectus and listing.

Other directorships
Chairman of the Board and Council of the NSW Motor Accidents Authority. Chairman of Cryosite Limited.



Andrew Mohl
Managing Director and Chief Executive Officer
Age 47. BEc (Hons)

Appointed Managing Director and CEO in October 2002. Member of the Board's Finance and Governance Committees. Director of AMP's key operating subsidiaries.

Experience 20-plus years' financial services experience, including more than six years at AMP. Most recently was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice-based distribution and the development of AMP's multi-channel distribution platform.

Former ANZ Senior and Chief Economist (1986-1990) and Managing Director ANZ Funds Management (1993-1996). Past Deputy Head of Research at the Reserve Bank of Australia.



Stephen Mayne
Age 33. BCom (Melb)

Experience Mr Mayne has been a business journalist for 14 years with a range of publications including The Age, The Daily Telegraph, The Australian Financial Review and the Herald Sun. Since 2000 he has been the publisher of www.crikey.com.au, an internet site which campaigns for improved corporate governance.

Other directorships
Crikey Media Pty Limited.

Items 3(a) and 3(b) – Equity components of remuneration – Andrew Mohl, Managing Director and Chief Executive Officer, and Roger Yates, Managing Director, Henderson Global Investors

(There is separate information below that is specific to each of Items 3(a) and 3(b).)

Why is shareholder approval being sought?
AMP announced on 4 December 2002 that the proposed short-term incentive equity component and the proposed long-term incentive component of Mr Mohl's remuneration as Chief Executive Officer would be subject to shareholder approval at the next annual general meeting. Mr Mohl's contract has been designed to ensure that a significant portion of his short-term incentive component and long-term incentive component is to be taken in AMP shares.

Accordingly, shareholder approval is now being sought for these components of Mr Mohl's remuneration as Chief Executive Officer for 2002 and 2003.

Also, AMP's Short-Term Incentive plan and Long-Term Incentive plan may provide benefits to Mr Mohl and Mr Yates in connection with their retirement, resignation, death or loss of office. The Corporations Act requires shareholder approval for AMP to give such benefits to Mr Mohl and Mr Yates. Shareholder approval is being sought in order to permit AMP to provide these benefits.

You can read more information about these benefits and the effect of the ending of Mr Mohl's or Mr Yates' employment on their entitlements under the Short-Term Incentive plan on the following pages and in Annexure B, and under the Long-Term Incentive plan on the following pages and in Annexure C.

Item 3(a): Equity components of remuneration – Andrew Mohl, Managing Director and Chief Executive Officer

What is Mr Mohl's role and background?
Andrew Mohl was appointed to the position of Managing Director and Chief Executive Officer of AMP (CEO) with effect from 7 October 2002. Before then, Mr Mohl was managing director of the business unit known as "AMP Financial Services".

How did the Board decide to structure Mr Mohl's remuneration package?
In structuring the remuneration package offered to Mr Mohl as part of his terms of employment as CEO, the Board decided that:
- most of the rewards potentially available to Mr Mohl for his services to AMP as CEO should be performance-based; and
- significant components should consist of equity in AMP in order to more closely align Mr Mohl's financial interests with those of AMP's shareholders.

In making that decision, the Board took into account the scope of Mr Mohl's role, the immediate and longer term business challenges facing AMP, and market practice for chief executives in positions of similar responsibility.

How is Mr Mohl's remuneration structured?
Mr Mohl's remuneration package as CEO contains a mix of base salary, short-term incentives and long-term incentives.

The Board is proposing that some of Mr Mohl's potential short-term incentive awards and all of his potential long-term incentive awards should be provided to him in the form of AMP shares. Shareholder approval is being sought to provide AMP shares to Mr Mohl as part of two separate plans:
- a Short-Term Incentive (STI) plan; and
- a Long-Term Incentive (LTI) plan.

More information about the awards the Board proposes to make to Mr Mohl under each of those plans is set out below.

In broad terms, the extent to which Mr Mohl can benefit under the plans will be linked to AMP's performance and will depend on Mr Mohl's continuing employment as CEO.

Participation in the STI plan and the LTI plan may provide benefits to Mr Mohl when his employment ends. Shareholder approval is also being sought to provide those benefits.

What will Mr Mohl receive under the Short-Term Incentive plan?
Under the STI plan, Mr Mohl will be eligible to receive an annual award (STI Award) of up to 200% of his base salary based on performance for the relevant year against various measurable criteria.

In any year, the STI Award Mr Mohl would receive would be provided in two parts:
- 70% as a cash payment; and
- 30% to be used by AMP to acquire fully paid ordinary shares in AMP (AMP Shares) for Mr Mohl.

Shareholder approval is being sought to provide Mr Mohl with the proposed share-based component of his annual STI Award as CEO for the years 2002 and 2003. The following table sets out details of Mr Mohl's proposed maximum STI Award for each of those years, and the maximum share-based component of that Award.

Proposed maximum share-based component of Mr Mohl's STI Award

STI PERIOD	OUTLINE OF STI AWARD
7 October 2002 – 31 December 2002	During this period, Mr Mohl had the opportunity as CEO to earn an STI Award of up to 200% of his base salary. His actual STI Award is based on the Board's (other than Mr Mohl) assessment of his performance against agreed criteria and the financial performance of AMP over the period. Based on this assessment, the Board (other than Mr Mohl) has determined that Mr Mohl's STI Award for this period is $534,000, representing 150% of the base salary paid to Mr Mohl for this period. If shareholder approval is given, then it is intended that $160,200 (being 30% of Mr Mohl's STI Award) will be provided in the form of AMP Shares for Mr Mohl as part of the STI plan before 30 June 2003.
1 January 2003 – 31 December 2003	For 2003, Mr Mohl will have the opportunity as CEO to earn an STI Award of up to 200% of his base salary. (Mr Mohl's current base salary is $1,500,000). A target STI Award is 100% of base salary which Mr Mohl would receive if an overall satisfactory performance is achieved. Actual awards under the STI plan will be based on a consideration of quantitative and qualitative measures determined by the Board (other than Mr Mohl). The awards will be 70% based on measures of AMP's performance and 30% based on Mr Mohl's individual performance measures in the role of CEO. You can read more information about these performance measures in Annexure B. If shareholder approval is given, then it is intended that 30% of any STI Award for 2003 will be provided in the form of AMP Shares for Mr Mohl as part of the STI plan before 30 June 2004. This means that AMP Shares with a maximum total value of up to 60% of Mr Mohl's base salary for 2003 may be acquired for Mr Mohl.

Will Mr Mohl be provided with any additional AMP shares?
If Mr Mohl remains employed by AMP on the third anniversary of any date on which AMP Shares are acquired for Mr Mohl through the STI plan (STI Shares), then AMP intends to provide Mr Mohl with one additional AMP Share (a Matching Share) for each STI Share that was acquired on that date.

If, before the third anniversary of the date on which STI Shares are acquired for Mr Mohl as CEO under the STI plan, either:

- AMP terminates Mr Mohl's employment (other than for serious misconduct or a similar event); or
- Mr Mohl resigns from his employment as a result of a change to his duties or responsibilities (without his agreement) which has the effect of materially changing his status or authority,

AMP intends to provide to Mr Mohl a pro-rated number of the Matching Shares that he would have received had he remained in AMP's employment for the full three year period. The number of these Matching Shares will be calculated by reference to the proportion of the three year period which had elapsed before Mr Mohl's employment ended. The value of this benefit will depend upon the market value of the Matching Shares provided to Mr Mohl after the ending of his employment.

Similar arrangements may apply in respect of STI Shares acquired for Mr Mohl as managing director of AMP Financial Services. In respect of the period from 1 January 2002 to 6 October 2002 when Mr Mohl was managing director of AMP Financial Services, Mr Mohl will receive an STI Award of $490,000, representing 75% of the base salary paid to Mr Mohl in the period. It is intended that $147,000 of that amount (that is, 30% of Mr Mohl's STI Award) will be provided in the form of AMP Shares for Mr Mohl before 30 June 2003.

What are the benefits under the STI plan connected to the ending of Mr Mohl's employment?
Under the STI plan, when Mr Mohl's employment ends, Mr Mohl may receive Matching Shares and a three year restriction on the disposal of his STI Shares will in some circumstances cease to apply.

More information?
You can read more information about the basis on which AMP Shares are proposed to be provided to Mr Mohl under the STI plan (and the benefits connected to the ending of Mr Mohl's employment) in Annexure B.

What will Mr Mohl receive under the Long-Term Incentive plan?
To provide Mr Mohl with long-term incentives that more closely align his interests with the interests of AMP shareholders, the Board proposes to give Mr Mohl Performance Rights under the LTI plan that would require AMP to provide him with one AMP Share for each Performance Right that he exercises. (Certain terms and conditions would apply to the Performance Rights, see Annexure C).

The Board initially proposes that two separate tranches of Performance Rights (totalling a maximum of 400,000 Performance Rights) be granted to Mr Mohl under the LTI plan for his performance as CEO.

Mr Mohl would be able to exercise the Performance Rights in a particular tranche only if specified performance hurdles are met at the end of the applicable performance period for that tranche (except in the circumstances described in Annexure C).

How many Performance Rights may Mr Mohl be granted and when?
The following table sets outs details of each tranche of Performance Rights for which approval is sought, and the performance period applicable to that tranche.

TRANCHE	PERFORMANCE PERIOD
On 15 May 2003, 200,000 Performance Rights in recognition of Mr Mohl's appointment as CEO (2002 Tranche)	23 September 2002 (when Mr Mohl was appointed as acting CEO) to 22 September 2005
On 7 October 2003, up to 200,000 Performance Rights (2003 Tranche)	23 September 2002 to 22 September 2006

(Performance Rights have been granted to Mr Mohl in respect of his role in 2002 as managing director of AMP Financial Services (AFS Tranche). The performance period for the AFS Tranche is 31 August 2002 to 30 August 2005.) Shareholder approval was not required to permit AMP to grant the AFS Tranche to Mr Mohl.

Is there a limit on the number of Performance Rights Mr Mohl may be granted?
In general, Mr Mohl's maximum annual long-term incentive award will be 200% of his base salary.

The number of Performance Rights proposed to be granted to Mr Mohl for 2003 will, if necessary, be reduced so that their total value does not exceed 200% of Mr Mohl's base salary at the time of the grant. For this purpose, the value of a Performance Right will be the volume weighted average price of AMP Shares sold on the ASX for the five trading days immediately before the date of grant of the Performance Right.

What performance hurdles would apply to Mr Mohl's Performance Rights?
For each tranche of Performance Rights, the Board proposes that there be three different performance hurdles. In general terms:

- the vesting of 25% of the Performance Rights in each tranche will depend on achievement of a hurdle linked to AMP's performance against other Australian listed companies;
- the vesting of 50% of the Performance Rights in each tranche will depend on achievement of a hurdle linked to AMP's performance against international life insurance or wealth management industry peers; and
- the vesting of the other 25% of the Performance Rights in each tranche will depend on achievement of a hurdle linked to growth in AMP's earnings per share.

What are the benefits under the LTI plan connected to the ending of Mr Mohl's employment?
Under the LTI plan, when Mr Mohl's employment ends, the performance period for Mr Mohl's Performance Rights may

be shortened, Performance Rights may be exercisable irrespective of whether performance hurdles have been met and whether performance hurdles have been met may be assessed by reference to a period during which Mr Mohl was no longer employed by AMP. The value of any such benefits will be affected by the market value of the AMP Shares able to be acquired upon exercise of the Performance Rights.

More information?
You can read more information about the effect of the ending of Mr Mohl's employment on the Performance Rights proposed to be granted to Mr Mohl in Annexure C. Annexure C also contains important additional information about the terms and conditions of those Performance Rights (including details of the applicable performance hurdles).

Item 3(b): Equity components of remuneration – Roger Yates, Managing Director, Henderson Global Investors

What is Mr Yates' role?
Roger Yates is managing director of the business unit known as "Henderson Global Investors". On 4 December 2002, he was also appointed as a Director of AMP.

How is Mr Yates' remuneration structured?
Mr Yates' remuneration package contains a mix of:

- base salary;
- short-term incentives under a Short-Term Incentive (STI) plan; and
- long-term incentives under a Long-Term Incentive (LTI) plan.

Information about the awards the Board proposes to make to Mr Yates under each of those plans is set out below.

What are the benefits under the STI plan connected to the ending of Mr Yates' employment?
Under the STI plan, Mr Yates will be eligible to receive an annual award (STI Award) based on performance for the relevant year against various measurable criteria.

In any year, the award Mr Yates would receive may be provided in two parts:

- 70% as a cash payment; and
- 30% which Mr Yates may choose to have AMP use to acquire fully paid ordinary shares in AMP (AMP Shares) for Mr Yates.

If Mr Yates remains employed by AMP or an AMP subsidiary (AMP Group) on the third anniversary of any date on which AMP Shares are acquired for Mr Yates through the STI plan (STI Shares), then AMP intends to provide Mr Yates with one additional AMP Share (a Matching Share) for each STI Share that was acquired on that date.

If, before the third anniversary of any date on which STI Shares are acquired for Mr Yates under the STI plan, Mr Yates ceases to be employed by the AMP Group due to special circumstances (namely, retrenchment, retirement, total and permanent disablement or death), the Board Remuneration Committee may exercise its discretion to provide Matching Shares to Mr Yates. Under the current Board Remuneration Committee's policy, AMP may provide to Mr Yates a pro-rated number of the Matching Shares that he would have received had he remained in the AMP Group's employment for the full three year period.

The number of these Matching Shares would be calculated by reference to the proportion of the three year period which had elapsed before Mr Yates' employment ended. The value of this benefit will depend upon the market value of the Matching Shares provided to Mr Yates on the ending of his employment.

Under the STI plan, a three year restriction on disposal of Mr Yates' STI Shares may also cease to apply when his employment ends.

More information?
You can read more information about the basis on which AMP Shares are proposed to be provided to Mr Yates under the STI plan (and the benefits connected to the ending of Mr Yates' employment) in Annexure B.

What are the benefits under the LTI plan connected to the ending of Mr Yates' employment?
As with Mr Mohl, to provide Mr Yates with long-term incentives that more closely align his interests with the interests of AMP shareholders, the Board proposes to give Mr Yates Performance Rights under the LTI plan that would require AMP to provide him with one AMP Share for each Performance Right that he exercises.

Mr Yates would be able to exercise the Performance Rights only if specified performance hurdles are met at the end of the applicable three year performance period (except in the circumstances described in Annexure C).

The following table sets out details of the two separate tranches of Performance Rights initially proposed to be granted to Mr Yates, and the performance period applicable to each tranche.

TRANCHE	PERFORMANCE PERIOD
105,060 Performance Rights in respect of Mr Yates' role in 2002 as managing director of Henderson Global Investors (2002 Tranche)	31 August 2002 to 30 August 2005
In 2003, Performance Rights having a value equal to approximately 100% of Mr Yates' base salary at the time of grant (2003 Tranche). (Mr Yates' current base salary is £550,000). The value of a Performance Right will be treated as the volume weighted average price of AMP Shares sold on the ASX for the five trading days preceding the grant of the Performance Right.	31 August 2003 to 30 August 2006

Under the LTI plan, when Mr Yates' employment ends, some or all of his Performance Rights may, at the discretion of the Board Remuneration Committee, be exercisable irrespective of whether performance hurdles have been met and those hurdles may be assessed by reference to a performance period during some of which Mr Yates was no longer employed within the AMP Group. The value of any such benefits will be affected by the market value of the AMP Shares able to be acquired upon exercise of the Performance Rights.

More information?
You can read more information about the effect of the ending of Mr Yates' employment on the Performance Rights proposed to be granted to Mr Yates in Annexure C. Annexure C also contains important additional information about the terms and conditions of those Performance Rights (including details of the applicable performance hurdles).

Is the Board recommending the proposed resolutions in Item 3?
The Board, with Andrew Mohl and Roger Yates abstaining, recommends that shareholders vote in favour of the proposed resolutions in Items 3(a) and 3(b).

Item 4(a): Amendments to Constitution to allow issue of preference shares

Why are the changes being proposed?
The existing Constitution does not give AMP or the Directors power to issue certain types of preference shares. It is therefore proposed that the Constitution be amended to give broader powers to AMP and the Directors in connection with the issue of preference shares and to permit AMP to issue reset convertible preference shares (Preference Shares) to the AMP Reset Preferred Securities Trust (ARSN 102 211 325) (the Trust) in connection with its recent issue of AMP Reset Preferred Securities (RPS) on the basis described below.

What effect will the proposed changes have?
The resolution in Item 4(a) proposes amending the Constitution by including a proposed clause 4.3 and a Schedule (set out in Annexure D) which sets out the rights that would be attached to preference shares.

The resolution will allow more than merely issuing Preference Shares to the Trust. This is because the Board believes that changing the Constitution to give AMP a wider power to issue preference shares will benefit AMP by increasing the options available to it if the Board believes it appropriate to raise this type of capital in the future.

The changes to the Constitution would set up an extensive framework providing the Directors with the flexibility to issue preferences shares without specific amendments to the Constitution. The new provisions in the Constitution would give the Directors the capacity to set the terms of issue of preference shares within certain guidelines. The new provisions in the Constitution are similar to provisions which have been adopted in the constitutions of many financial services institutions.

Any new issue of preference shares by AMP will need to comply with the ASX Listing Rules.

Why is the Board intending to issue Preference Shares to the Trust?
If these proposed amendments are approved, the Board intends to use the power given under the new provisions in the Constitution to issue Preference Shares to the Trust.

In September 2002, AMP Henderson Global Investors Limited (AMP Henderson) and AMP offered RPS to persons in Australia and certain other jurisdictions under a Prospectus dated 26 September 2002 lodged by AMP and AMP Henderson with the Australian Securities & Investments Commission on that date (Prospectus). You may obtain a copy of the Prospectus from AMP's website at www.ampgroup.com

If the resolution in Item 4(a) is approved, AMP will issue to the Trust one unpaid Preference Share with a face value of $100 for every RPS on issue at that time. It is estimated that this will result in the issue of 11.5 million Preference Shares.

The Trust is a registered managed investment scheme for the purpose of Chapter 5C of the Corporations Act. The responsible entity of the Trust is AMP Henderson, a public company incorporated in Australia and a wholly owned subsidiary of AMP.

A summary of the key terms of the Preference Shares which are proposed to be issued to the Trust is set out in section 9.6 of the Prospectus and in Annexure E to these Explanatory Notes. The RPS Terms are set out in full in Appendix A of the Prospectus.

The purpose of the issue of Preference Shares is to allow RPS to be "Exchanged" for Preference Shares on the occurrence of an "Exchange" event in accordance with the RPS Terms. "Exchange" is the process by which RPS are replaced with fully paid Preference Shares. On Exchange, each RPS is replaced with one Preference Share. A replaced RPS will then be automatically redeemed and cancelled.

AMP Henderson must Exchange all outstanding RPS by giving a notice to RPS holders if the Australian Prudential Regulation Authority (APRA) so directs or if:

- a conventional insolvency-type event in relation to AMP occurs;
- retained profits (as defined in the RPS Terms) are negative;
- APRA determines that AMP Group's capital adequacy ratio does not comply with APRA guidelines;
- APRA issues a written directive requiring AMP to increase its capital; or
- following a Regulatory Event or Tax Event (as defined in the RPS Terms), the Directors of AMP resolve that Exchange should occur.

APRA has advised AMP that it will permit AMP to treat the RPS as "Tier 1" capital for the purpose of meeting the minimum capital requirements imposed by APRA on AMP as an insurer.

In order to retain this classification as "Tier 1" capital, APRA has placed conditions on the ability of AMP Henderson and AMP to take certain actions, including in relation to resetting terms or paying distributions on RPS. These conditions also require AMP to seek approval at the 2003 Annual General Meeting for amendments to the Constitution to enable AMP to issue Preference Shares, and if obtained, subsequently to issue unpaid Preference Shares to the Trust.

If AMP's ordinary shareholders do not authorise AMP to issue Preference Shares and if APRA were to subsequently reclassify RPS as other than "Tier 1" capital, then a "Regulatory Event" will have occurred under the RPS Terms. If a Regulatory Event occurs, the Directors may resolve that RPS be converted into AMP ordinary shares. Upon notification by AMP of such a resolution, AMP Henderson must convert all RPS into AMP ordinary shares.

If RPS are converted in this manner, ordinary shares would be issued to each RPS holder at a 4% discount to the daily volume weighted average sale prices of ordinary shares in AMP sold on ASX during a 20 day period before the date of conversion specified by AMP. The face value of RPS that would be converted to ordinary shares in this manner is $1.15 billion.

Item 4(b): Amendments to Constitution to require the annual re-election of Non-Executive Directors after nine years in office

Why are the changes being proposed?
The Directors are proposing that the Constitution be amended to ensure that Non-Executive Directors can continue to hold office after a nine year term only if they are re-elected by shareholders at every subsequent annual general meeting.

The Directors believe it is in AMP's interests to regularly re-evaluate the mix of skills and experience the AMP Board needs and to change its membership in an orderly manner over time. This objective is reinforced by the proposed changes to the Constitution.

What effect will the proposed changes have?
The main effect of the proposed changes would be that:
- each Non-Executive Director will be required to retire at every annual general meeting held during or after the year in which occurs the ninth anniversary of the date of his or her first election as a Director; and
- a Non-Executive Director required to retire in these circumstances will be eligible to stand for re-election by shareholders and will only be able to continue to hold office if re-elected on an annual basis.

Will the proposals affect the current retirement by rotation requirements?
The proposed amendments will not affect the current Constitutional requirement for each Non-Executive Director to retire by rotation at specified intervals of no more than three years.

Item 4(c): Amendments to Constitution to accommodate legislative changes

Why are the changes being proposed?
The Directors are proposing various amendments to the Constitution to reflect and accommodate recent legislative developments, including:
- the enactment of the Corporations Act 2001 (Cth) on 15 July 2001; and
- later changes to that Act introduced by the Financial Services Reform Act 2001 (Cth) (FSRA) with effect from 11 March 2002.

What effect will the proposed changes have?
These proposed amendments do not substantially alter the effect of the current Constitution.

The FSRA and the associated regulations contained provisions that substantially replaced the provisions of the Corporations Act that previously dealt with the transfer of shares (former Part 7.13). Consequently, the Directors consider it desirable and appropriate to make corresponding amendments to the transfer provisions (and associated definitions and clauses) in AMP's Constitution. These amendments include changes to replace and update certain terminology and to delete definitions which are no longer current.

The FSRA also introduced provisions designed to facilitate competition in the supply of clearing and settlement facilities for transactions in shares. At present, the only approved facility is ASX Settlement and Transfer Corporation Pty Limited (also known as "ASTC", the "Securities Clearing House" and "SCH") which operates the electronic clearing and settlement system known as "CHESS". However, the legislation contemplates that additional licensed clearing and settlement facilities may be approved by regulation in the future. In line with these changes, the proposed amendments to the Constitution will also give AMP the flexibility to participate in any additional share clearing and settlement facility that the law allows in the future.

Is the Board recommending the proposed resolutions in Item 4?
The Board recommends that shareholders vote in favour of the proposed resolutions in Items 4(a), 4(b) and 4(c).

How can you obtain a copy of the new Constitution?
You can review a copy of the proposed amended Constitution at the registered office of AMP during normal office hours and at the Annual General Meeting.

You can obtain a copy from AMP's website www.ampgroup.com/agm

If you would like to be sent a copy of the proposed amended Constitution free of charge, please call the AMP Shareholder Information Line.

More information?
If you have any questions, you can ring the Shareholder Information Line on:

Australia	1300 654 442
New Zealand	0800 448 062
United Kingdom	0800 783 3315
Rest of World	61 2 8234 5000

Also, you can find out more information at www.ampgroup.com/agm

Annexure A

PART 1 – Amendments to Constitution to allow issue of preference shares

1. By inserting the following new clause 4.3 after clause 4.2:

   "4.3 The Directors may issue preference Shares under **clause 4.1** if those preference Shares are issued on terms that include the terms and are subject to the conditions set out in **Schedule 1** to this Constitution."

2. By inserting a new Schedule 1 to the Constitution in the form of Annexure D to the Explanatory Notes to the Notice convening this Meeting.

PART 2 – Amendments to Constitution to require the annual re-election of Non-Executive Directors after nine years in office

3. By deleting the words "BY ROTATION" from the heading of clause 64.

4. By inserting the following new clause 64.4 after clause 64.3:

   "64.4 A Director (other than an Executive Director) must retire from office at the conclusion of each annual general meeting held during or after the calendar year in which will occur the ninth anniversary of the date on which the Director was first elected or first re-elected as a Director (whichever is the earlier), even if the Director's retirement results in more than one-third of all Directors retiring from office."

5. By renumbering clause 64.4 as clause 64.5.

PART 3 – Amendments to Constitution to accommodate legislative changes

6. By inserting in clause 1.1 the new definitions set out below.
   "'**ASTC**' has the same meaning as in the *Corporations Regulations*;".
   "'**ASTC-regulated transfer**' has the same meaning as in the *Corporations Regulations*;".
   "'***Corporations Act***' means the *Corporations Act 2001* (Commonwealth);".
   "'***Corporations Regulations***' means the *Corporations Regulations 2001* (Commonwealth);".
   "'**Operating Rules**', in relation to a Prescribed CS Facility, means the operating rules of that Prescribed CS Facility, within the meaning of Chapter 7 of the *Corporations Act*;".
   "'**Prescribed CS Facility**' has the same meaning as in Chapter 7 of the *Corporations Act*;".
   "'**Proper ASTC transfer**' has the same meaning as in the *Corporations Regulations*;".

7. By deleting the definitions of "Proper SCH transfer", "SCH participant" and "SCH-regulated transfer" in clause 1.1.

8. By replacing the definition of "SCH Business Rules" in clause 1.1 with the following new definition:
   "'**SCH Business Rules**' means the Operating Rules of ASTC in force from time to time;".

9. By replacing the definition of "Marketable Parcel" in clause 1.1 with the following new definition:
   "'**Marketable Parcel**' has the same meaning as in the business rules of the Exchange in force from time to time;".

10. By replacing each reference to the *Corporations Law* (other than in clauses 25.1(a) and 25.1(d)) with a reference to the *Corporations Act*.

11. In the definition of "Uncertificated Holding" in clause 1.1 and in clauses 1.8(b), 9.5, 24.3(a), 29, 32.2 and 92.4, by deleting the words "SCH Business Rules" and replacing them with the words "Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable".

12. In clauses 7.1, 9.4 and 18.3, by deleting the words "SCH Business Rules" and replacing them with the words "Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable,".

13. In clause 24.3(b)(i), by inserting after the words "SCH Business Rules" the words "or the Operating Rules of any other Prescribed CS Facility".

14. In clause 24.5, by deleting the words "Except in the case of a Proper SCH Transfer" and replacing them with the words "Except as required by the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable".

15. At the beginning of clause 27.1, by deleting the words "For a *transfer of Shares that is not an SCH-regulated transfer*" and replacing them with the words "Subject to **clause 27.2(b)**, for a transfer of Shares that is not an ASTC-regulated transfer".

16. By deleting clause 27.2 and replacing it with the following new clause 27.2:

    "27.2 Subject to **clause 28.4**:
    (a) for a transfer of Shares that is an ASTC-regulated transfer, the transfer must be effected in accordance with the Listing Rules and the SCH Business Rules; and
    (b) for a transfer of Shares that is regulated by the Operating Rules of any other Prescribed CS Facility (or by the laws or securities exchange rules in any foreign country that apply to a computerised or electronic system of the kind described in **clause 24.3**), the transfer must be effected in accordance with the Listing Rules and the Operating Rules of that Prescribed CS Facility (or the laws or securities exchange rules in any foreign country), as applicable."

17. By replacing the reference to "Proper SCH transfers" in clause 27.3(a) with a reference to "Proper ASTC transfers".

18. By replacing the words "Despite **clauses 28.1** and **28.2**" in clause 28.4 with the words "Despite **clauses 27.2, 28.1** and **28.2**".

19. By replacing the reference to a "Proper SCH transfer" in clause 28.4 with a reference to a "Proper ASTC transfer".

20. By deleting the reference to "section 1109N of the *Corporations Law*" in clause 38.2(c) and replacing it with a reference to "regulation 7.11.37 of the *Corporations Regulations*".

Annexure B

Additional information about the Short-Term Incentive plan

What performance hurdles will apply to Mr Mohl's benefits under the STI plan?
Any actual awards granted to Mr Mohl under the STI plan will be based on a consideration of quantitative and qualitative measures to be determined by the Board (other than Mr Mohl) each year. For 2003:

- *quantitative measures* include earnings per share, underlying return on equity, cost management, total operating margins, and value of new business; and
- *qualitative measures* include performance relative to competitors and market conditions, stakeholder perspectives, personal leadership, effective teamwork at senior management levels and strategic positioning of AMP.

What rights will Mr Mohl and Mr Yates have where AMP shares are bought for them under the STI plan?
If AMP Shares are acquired for Mr Mohl or Mr Yates as part of a particular STI Award (STI Shares), then AMP will arrange for the STI Shares to be purchased on the stock market of ASX and registered in the relevant person's name. Accordingly, that person:

- will be able to exercise voting rights attaching to his STI Shares;
- will be entitled to receive any dividend paid on his STI Shares, even though the STI Shares will be subject to a restriction on disposal (see below); and
- will be entitled to participate in any bonus issue or pro rata rights issue (or to sell renounceable rights acquired) in respect of his STI Shares.

Will Mr Mohl or Mr Yates have to pay anything for their STI Shares or Matching Shares?
It is intended that part of Mr Mohl's STI Award and Mr Yates' STI Award will be provided in the form of STI Shares. No cash payment will be made by Mr Mohl or Mr Yates to acquire STI Shares or Matching Shares.

May Mr Mohl or Mr Yates be required to forfeit his STI Shares in any circumstances?
STI Shares may be forfeited in various circumstances, including if the Board Remuneration Committee is of the opinion that Mr Mohl or Mr Yates has acted in a way that has brought AMP into disrepute.

Will the number of Matching Shares be adjusted to reflect share splits etc?
The number of Matching Shares AMP may provide to Mr Mohl or Mr Yates will be adjusted to reflect any capital reconstructions (eg share splits or consolidations) that AMP undertakes between the time of the acquisition of STI Shares and the acquisition of Matching Shares.

When may Mr Mohl or Mr Yates dispose of his STI Shares?
Neither Mr Mohl nor Mr Yates will be able to dispose of his STI Shares until three years after the acquisition of those Shares. However, this restriction on the disposal of their STI Shares will cease to apply:

- to some or all of their STI Shares if a takeover bid for AMP Shares or a scheme of arrangement (or an acquisition of AMP Shares approved at a general meeting) results in either:
  - a change in legal or beneficial interests in more than 50% of AMP Shares; or
  - any person having voting power (as defined in the Corporations Act) in AMP of greater than 50%;
- if and to the extent that the Board Remuneration Committee waives or reduces the restrictions;
- if, in the case of Mr Mohl, he ceases to be employed by AMP and is not required to forfeit the STI Shares; or
- if, in the case of Mr Yates, he ceases to be an employee of AMP (or a subsidiary of AMP which participates in the STI plan) due to total and permanent disablement, death or other circumstances determined by the Board Remuneration Committee.

These restrictions on disposal will apply only to STI Shares. They will not apply to any Matching Shares that AMP provides to Mr Mohl or Mr Yates under the STI plan.

If the restriction on disposal of STI Shares ceases to apply in connection with the ending of Mr Mohl's or Mr Yates' employment, this is likely to be a benefit to that person the value of which will be affected by the market value of the STI Shares and the value to Mr Mohl or Mr Yates of being able to deal with those STI Shares.

Annexure C

Additional information about the Long-Term Incentive plan

What performance hurdles will apply to Mr Mohl's and Mr Yates' benefits under the LTI plan?
For each tranche of Performance Rights granted to Mr Mohl and Mr Yates, there will be three different performance hurdles. The following table summarises the operation of each different performance hurdle and shows the percentage of the Performance Rights in each tranche to which that performance hurdle will apply.

% OF TRANCHE	PERFORMANCE HURDLE
	In this table, "Total Shareholder Return" or "TSR" broadly means the change in share price plus dividends paid over the applicable performance period, expressed as a percentage.
25%	If AMP's TSR when compared to the TSR of a comparison group made up of S&P/ASX 100 top 50 companies (industrials) as at the start of the applicable performance period: • *is below the 50th percentile* of the comparison group, then *none* of these Performance Rights will vest. • *is at the 50th percentile* of the comparison group, then *only half* of these Performance Rights will vest. • *is between the 50th and 75th percentile* of the comparison group, then these Performance Rights will vest *on a straight line basis* with AMP's TSR ranking against the comparison group. • *is in at least the 75th percentile* of the comparison group, then *all* of these Performance Rights will vest.
50%	If AMP's TSR when compared to the TSR of a selected group of international companies in life insurance and wealth management: • *is below the 50th percentile* of the comparison group, then *none* of these Performance Rights will vest. • *is at the 50th percentile* of the comparison group, then *only half* of these Performance Rights will vest. • *is between the 50th and 75th percentile* of the comparison group, then these Performance Rights will vest *on a straight line basis* with AMP's TSR ranking against the comparison group. • *is in at least the 75th percentile* of the comparison group, then *all* of these Performance Rights will vest.
25%	For the performance hurdle for this 25% of the Performance Rights, the "growth in earnings per share" will be assessed by reference to a comparison between: • earnings per share figures for the last financial year completed before the start of the relevant performance period; and • earnings per share figures for the last financial year completed before the end of the performance period. If the growth in AMP's earnings per share over the relevant period averages: • *less than 7% a year* compounded annually, then *none* of these Performance Rights will vest. • *7% a year* compounded annually, then *only half* of these Performance Rights will vest. • *between 7% and 12% a year* compounded annually, then these Performance Rights will vest *on a straight line basis*. • *12% or more a year* compounded annually, then *all* of these Performance Rights will vest.

Who determines whether a performance hurdle has been achieved?
After the end of the performance period that applies to a tranche of Performance Rights, the Board Remuneration Committee will determine whether (and the extent to which) the performance hurdles have been achieved in respect of that tranche.

What happens to the Performance Rights if the performance hurdles are not met?
If the performance hurdles that apply to a tranche of Performance Rights are not met (or in certain limited circumstances waived) at the end of the relevant performance period, then those Performance Rights will generally lapse – see below for information about what will happen to Performance Rights if Mr Mohl's or Mr Yates' employment ends and information about what will happen if there is a takeover or change in control of AMP when the performance hurdles have not been met.

When may Mr Mohl and Mr Yates exercise their Performance Rights?
If the Board Remuneration Committee determines that the performance hurdles have been achieved in respect of some or all of the Performance Rights in a tranche, Mr Mohl and Mr Yates will generally have two years from the end of the relevant performance period to exercise those Performance Rights. Mr Mohl and Mr Yates will not be required to pay anything when they exercise those Performance Rights to receive AMP Shares.

Will the number of AMP Shares Mr Mohl and Mr Yates are entitled to upon exercise of their Performance Rights be adjusted to reflect share splits etc?
The number of AMP Shares that Mr Mohl or Mr Yates are entitled to when they exercise their Performance Rights will be adjusted to reflect any bonus issues or capital reconstructions (eg share splits or consolidations) that AMP undertakes between the grant of a Performance Right and the exercise of the Performance Right. The adjustment will be in accordance with ASX requirements.

Will the AMP Shares acquired under the LTI plan be fully paid ordinary shares?
Shares provided to Mr Mohl or Mr Yates following the exercise of a Performance Right will rank equally with other existing AMP Shares and will be entitled in full to dividends that have a record date after the AMP Shares are registered in his name.

Do unexercised Performance Rights give any legal or beneficial interest in AMP Shares?
Mr Mohl and Mr Yates will not have any legal or beneficial interest in any AMP Shares through their Performance Rights unless and until they exercise those Performance Rights. For example, they will not be entitled to participate in any dividends or other shareholder benefits (including any voting rights) as a result of holding unexercised Performance Rights.

What happens to the Performance Rights if there is a takeover, or other change in control, of AMP?
Regardless of whether the performance hurdles are met, Mr Mohl and Mr Yates may exercise some or all of their Performance Rights (that have not lapsed) if a takeover bid for AMP Shares or a scheme of arrangement (or an acquisition of AMP Shares approved at a general meeting) results in:

- a change in legal or beneficial interests in greater than 50% of AMP Shares; or
- any person having 'voting power' (as defined in the Corporations Act) in AMP of greater than 50%.

How will the end of Mr Mohl's or Mr Yates' employment with AMP affect their Performance Rights?
If Mr Mohl is no longer employed as CEO or Mr Yates is no longer employed by the AMP Group while holding Performance Rights, the treatment of those Performance Rights will depend on:

- whether the Performance Rights had vested at the time their employment ended (that is, whether the applicable performance hurdles had been met in respect of those Performance Rights); and
- the reason their employment ended.

If the Performance Rights have vested when Mr Mohl's or Mr Yates' employment ends...
If Performance Rights have vested, then:

- *if Mr Mohl or Mr Yates resigns, his employment is terminated by mutual agreement or his employment is terminated by the AMP Group (other than for misconduct or inadequate performance)*, he will generally have 30 days in which to exercise his Performance Rights. After that period any unexercised Performance Rights will lapse;
- *if Mr Mohl or Mr Yates ceases to be employed due to special circumstances (namely, retrenchment, retirement, total and permanent disablement, death, or the sale of the shares or business of the employing company)*, he will generally be able to exercise his Performance Rights until the end of the original two year exercise period; and
- *if Mr Mohl's or Mr Yates' employment is terminated for misconduct or inadequate performance*, his Performance Rights will generally lapse immediately.

If Mr Mohl's AFS Tranche or Mr Yates' Performance Rights have NOT vested when their employment ends...
If Performance Rights in the AFS Tranche (in the case of Mr Mohl) or any Performance Rights (in the case of Mr Yates) have NOT vested when Mr Mohl's or Mr Yates' employment ends, then the unvested Performance Rights will generally lapse unless:

- *Mr Mohl's or Mr Yates' employment ends because of death or total and permanent disablement.* In that case, he will be able to exercise his unvested Performance Rights at any time until 12 months after the end of his employment irrespective of whether performance hurdles have been met;
- *Mr Mohl or Mr Yates resigns (or his employment is terminated by mutual agreement) later than 30 days before the end of the applicable performance period* and the Board Remuneration Committee determines that the performance hurdles have been achieved in respect of some or all of the Performance Rights. In that case, those Performance Rights will vest and be exercisable within the next 30 days following the determination; or
- *the Board Remuneration Committee decides otherwise.* For example, in circumstances of retrenchment, retirement, the sale of the shares or business of the employing company or in other circumstances the Board Remuneration Committee considers appropriate.

If Mr Mohl's Performance Rights (other than the AFS Tranche) have NOT vested when his employment ends...
Mr Mohl will be entitled to retain a pro rata portion of the unvested Performance Rights he holds at the date that his employment with AMP ends (Retained Performance Rights) if:

- AMP terminates Mr Mohl's employment (other than for serious misconduct or a similar event); or
- Mr Mohl resigns from his employment as a result of a change to his duties or responsibilities (without his agreement) which has the effect of materially changing his status or authority.

However, this right will not apply to the Performance Rights granted to Mr Mohl in respect of his services as managing director of AMP Financial Services (ie the AFS Tranche).

How will the proportion of Performance Rights Mr Mohl is allowed to retain be calculated?
The proportion of Performance Rights Mr Mohl will be entitled to retain in those circumstances will be calculated by reference to the percentage of the applicable grant period during which Mr Mohl was employed within the AMP Group.

For each tranche of Performance Rights, the grant period is the three year period from the deemed date of grant of those Performance Rights, that is:

- for the 2002 Tranche, 7 October 2002; and
- for the 2003 Tranche, 7 October 2003.

For example, if Mr Mohl's employment ends in the above circumstances at the end of the first year of the three year grant period in respect of a particular tranche, then he would be entitled to retain one-third of the Performance Rights in that tranche.

The following table sets out the proposed treatment of Retained Performance Rights, which will vary depending on the date on which Mr Mohl's employment within the AMP Group ends (Employment End Date).

EMPLOYMENT END DATE	TREATMENT OF RETAINED PERFORMANCE RIGHTS
During months 7 to 24 of a performance period (ie from 23 March 2003 to 22 September 2004)	The Retained Performance Rights will be assessed against the performance hurdles over the first 24 months of the performance period. Any Performance Rights that Mr Mohl is entitled to exercise as a result of this assessment will be capable of exercise on 22 September 2004 and will remain exercisable for up to the later of 12 months after the date Mr Mohl's employment ends and one month after they become exercisable.
After the first 24 months of a performance period (ie on or after 23 September 2004)	The Retained Performance Rights will be assessed against the performance hurdles over that part of the Performance Period up to the date Mr Mohl's employment ends. Any Performance Rights that Mr Mohl is entitled to exercise as a result of this assessment will be capable of exercise on the date his employment ends and will remain exercisable for up to 12 months from that date.

Annexure D

Schedule 1 – Rights attaching to Preference Shares

1. Terms of Preference Shares

For the purposes of **clause 4.3**, the Directors may issue preference Shares under **clause 4.1** on the following terms:

(a) each preference Share confers on the holder a right to receive a preferential dividend at the rate and on the basis decided by the Directors under the terms of issue;

(b) in addition to the preferential dividend, each preference Share may participate with the ordinary Shares in profits if, and to the extent that, the Directors decide under the terms of issue;

(c) the preferential dividend is cumulative unless, and to the extent that, the Directors decide otherwise under the terms of issue;

(d) each preference Share confers on its holder:

(i) the right to the preferential dividend in priority to the payment of any dividend on any other class of Shares; and

(ii) the right in a winding up or on redemption to payment in cash in priority to any other class of Shares of:

(A) the amount of any dividend accrued but unpaid on the Share at the date of winding up or the date of redemption; and

(B) any amount paid on the Share;

(e) unless otherwise decided by the Directors under the terms of issue, a preference Share does not confer on its holder any right to participate in the profits or property of the Company except as set out in this Schedule;

(f) to the extent that the Directors decide under the terms of issue, a preference Share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those Shares only;

(g) a preference Share does not entitle its holder to vote at any general meeting of the Company except:

(i) on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the Share;

(C) to wind up the Company; or

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a resolution to approve the terms of a buy-back agreement;

(iii) during a period in which a dividend or part of a dividend on the Share is in arrears;

(iv) during the winding up of the Company; and

(v) in any other circumstance that the Directors determine at the time of issue and which is permitted by the Listing Rules; and

(h) each preference Share confers on its holder the same rights as those conferred by the Constitution upon the holders of ordinary Shares in relation to receiving notices of general meetings, reports, balance sheets and accounts and of attending and being heard at all general meetings of the Company.

2. Foreign Currency

Where any amount is payable by the Company to the holder of a preference Share in a currency other than Australian dollars, and the amount is not paid when due or the Company has commenced winding up, the holder may give notice to the Company requiring payment of an amount in Australian dollars equal to the foreign currency amount calculated by applying the reference rate on the date of payment for the sale of the currency in which the payment is to be made for Australian dollars. Reference rate means the rate applicable in the market and at the time determined by the Directors before allotment of those preference Shares and specified in the terms of issue for those preference Shares.

3. Conversion to ordinary Shares

A preference Share which, in accordance with its terms of issue, may be converted into an ordinary Share will, at the time of conversion and without any further act, have the same rights as a fully paid ordinary Share and rank equally with other fully paid ordinary Shares on issue. This is subject to the terms of issue of the preference Share in relation to entitlement to ordinary dividends paid after conversion. In addition, the terms of issue of the preference Share may provide for the issue of additional ordinary Shares on conversion as determined by the Directors.

Annexure E

Extract from the Prospectus
Words and expressions in this Annexure E have the meaning given to them in the Prospectus.

Summary of rights attaching to Preference Shares

Subject to the Ordinary Shareholders resolving to amend the AMP Constitution, at AMP's next annual general meeting in May 2003, to permit such issue, AMP proposes to issue Preference Shares each with a liquidated preference of A$100. The Preference Shares will be issued unpaid and held in the Trust.

Upon Exchange, the Issuer will transfer to each RPS Holder the same number of Preference Shares as the number of RPS held by that RPS Holder. The RPS will be redeemed upon Exchange.

Entitlement to Dividends

There is no entitlement to a Dividend or any other payment in relation to Preference Shares until they are fully paid up. Upon payment in full, Dividends will be paid on:
(a) 24 April and 24 October of each year until Preference Shares are converted into Ordinary Shares, redeemed, bought back or cancelled;
(b) in relation to the Preference Shares being converted into Ordinary Shares on that date, each date of conversion;
(c) the date on which Preference Shares are redeemed.

A Dividend is only payable to those persons registered as Preference Share Holders 11 ASX Business Days prior to the Dividend payment date for that Dividend. An Optional Dividend is only payable to those persons registered as Preference Share Holders on the date prior to its payment that is determined by AMP in respect of that Optional Dividend.

Determination of Dividends
Dividends are calculated in the same way as Distributions are calculated in respect of RPS.

New Zealand Preference Share Holders may be paid any Dividends and other amounts due and payable under the Preference Shares in the New Zealand dollar equivalent.

Restrictions on AMP if no Dividends are paid
Dividends are non-cumulative. This means that if AMP does not pay a Dividend for a particular period in full, or does not pay a Dividend at all, then Preference Share Holders are not entitled to any unpaid amount in respect of that Dividend.

There is no assurance that Dividends will always be paid. However, if AMP does not pay a Dividend, AMP must not:
- declare or pay a dividend or make any distribution on any of its share capital other than any share capital that ranks in priority to Preference Shares; or
- redeem, reduce, cancel or acquire for any consideration any of its outstanding share capital.

These restrictions will be lifted (unless APRA objects) once:
- two consecutive Dividends have been paid in full;
- an Optional Dividend has been paid to Preference Share Holders in accordance with the Preference Share Terms;
- all Preference Shares have been converted into Ordinary Shares, redeemed, bought back or cancelled; or
- a special resolution of the Preference Share Holders has been passed approving such action.

Dividend payment limitations
Payment of Dividends is subject to the same Payment Limitations as those relating to RPS. AMP has no liability to pay a Dividend if any of these events occur. Additionally, the Preference Share Holder has no claim or entitlement in respect of such non-payment.

Optional Dividends
The Directors of AMP may, at their discretion, determine Optional Dividends to be payable (subject to the above Payment Limitations).

Conversion

Conversion is the process by which, in certain circumstances, Preference Shares are replaced with Ordinary Shares. In these circumstances, AMP will deliver the Ordinary Shares to Preference Share Holders. In the case where a Preference Share Holder requires conversion into Ordinary Shares, AMP may (subject to law) choose to arrange the sale of those Preference Shares to a third party and deliver the cash proceeds to the Preference Share Holder within five ASX Business Days.

When can conversion occur?
Conversion of all or some of the Preference Shares into Ordinary Shares may occur in several instances triggered by Preference Share Holders, AMP or APRA. This includes a conversion right for Preference Share Holders where there is more than a material risk that the payment of Dividends to Preference Share Holders would be subject to Australian dividend withholding tax. The other circumstances in which conversion can occur are similar to those listed in Section 3 of the RPS Terms.

Each Preference Share that is converted will convert to one Ordinary Share and additional Ordinary Shares calculated on substantially the same basis as the Conversion Ratio for RPS less one. However, unlike the Conversion Ratio for RPS, upon conversion, Preference Share Holders are only entitled to a flat 2.5% conversion discount. This ratio determines the number of Ordinary Shares which will be issued to the relevant Preference Share Holder. The ratio will be adjusted in certain circumstances (including where there is a bonus or rights issue, an off-market buy-back, a return of capital or a takeover bid).

If a Preference Share Holder requires conversion (other than in the case of an Acquisition Event), AMP may arrange for a third party to purchase each Preference Share from the Preference Share Holder at the greater of:
(a) A$100; and
(b) the value of the Minimum Conversion Number multiplied by the relevant VWAP.

If that happens, AMP must pay the proceeds to the Preference Share Holder within five ASX Business Days after the sale.

If a Preference Share Holder wishes to convert some (but not all) of their Preference Shares, the number of Preference Shares to be Converted must:
- be at least 10; and
- be such that the aggregate number of RPS held after Conversion is at least 10.

If AMP requires conversion of the Preference Shares into Ordinary Shares, Preference Share Holders will only receive Ordinary Shares. AMP may not choose to pay cash, and must convert all Preference Shares (and not some only).

As soon as practicable after becoming aware of an event which triggers conversion into Ordinary Shares, AMP must publish notice in certain newspapers notifying the Preference Share Holders of the same.

Ranking of Preference Shares upon conversion
Preference Shares rank equally amongst themselves and rank behind all AMP creditors.

A Preference Share confers all of the rights attaching to one Ordinary Share, but these rights do not take effect until the date of conversion into Ordinary Shares. Prior to conversion into Ordinary Shares:
(a) Preference Shares rank in priority to Ordinary Shares for the payment of Dividends; and
(b) where AMP is wound-up, Preference Share Holders are entitled to receive out of AMP's distributable assets, in respect of each Preference Share held, a cash payment equal to the sum of:
(i) A$100; and
(ii) the amount of any Dividend due but unpaid,
before any return of capital is made to Ordinary Shareholders or any other class of shares ranking behind the Preference Shares. Beyond this amount, Preference Share Holders have no further entitlements upon the winding-up of AMP.

Where AMP has insufficient funds to pay all amounts referred to above upon a winding-up of AMP, Preference Share Holders and the holders of any other AMP shares which rank equally with Preference Shares on a winding-up will share in any distribution of AMP assets in proportion to the amounts to which they are respectively entitled.

Upon conversion of the Preference Shares into Ordinary Shares:
(a) all other rights or restrictions conferred on that Preference Share under the Preference Shares Terms will no longer have effect (except for rights relating to a Dividend which is due but has not been paid on or before the date of conversion into Ordinary Shares, which will subsist); and
(b) that Preference Share will rank equally with all other Ordinary Shares then on issue.

Conversion into Ordinary Shares does not constitute cancellation, redemption or termination of a Preference Share or an issue, allotment or creation of a new share (other than the Ordinary Shares allotted on conversion).

Redemption by AMP
If AMP has APRA's consent, it may redeem all (but not some) Preference Shares:
(a) after certain events which are broadly identical to a Regulatory Event or a Tax Event in relation to RPS (however, the right to redeem under the RPS Terms where APRA determines that the AMP Group is not entitled to treat RPS as Tier 1 regulatory capital is not applicable); or
(b) if the aggregate face value of the outstanding Preference Shares is less than A$100 million.

On redemption, AMP will redeem each Preference Share for the greater of:
(a) A$100; and
(b) the value of the Minimum Conversion Number multiplied by the relevant VWAP.

Resetting the Terms
Reset dates are dates on which AMP may reset some of the Preference Shares terms. The setting of the reset dates for the Preference Shares occurs in the same manner as the setting of Reset Dates relating to RPS.

On a reset date, AMP may:
(a) reset certain terms (see below); or
(b) convert all Preference Shares into Ordinary Shares.

To do this, AMP must give notice to all Preference Share Holders at least 30 Business Days (but not more than six months) before a reset date.

The relevant term of the Preference Shares which may be reset by AMP at a reset date are the same as those terms that may be changed by the Issuer in relation to RPS.

If reset, the new terms will apply from and including the relevant reset date to, but excluding, the next reset date. AMP must notify each Preference Share Holder of any changes at least 50 ASX Business Days before the relevant reset date. If AMP does not give this notice, the existing terms will continue to apply until the next reset date.

Voting rights
A Preference Share will not entitle its Holder to vote at any general meeting of AMP except in the following limited circumstances:

- on a proposal to reduce share capital, that affects rights attached to the Preference Shares, to wind up AMP or for the disposal of the whole of AMP's business;
- on a resolution to approve a buy-back agreement;
- during a period in which a Dividend has been declared payable but has not been paid;
- during the winding-up of AMP.

Notices and reports
Preference Share Holders are entitled to receive notices of general meetings of AMP. Preference Share Holders can also request copies of other documents (including reports and accounts) provided by AMP to Ordinary Shareholders.

Issue of further Preference Shares by AMP
Until the date of conversion into Ordinary Shares, AMP is prohibited from issuing or converting any shares which would rank in priority to Preference Shares unless Preference Share Holders pass a special resolution approving this.

AMP is, however, entitled to issue further Preference Shares ranking equally with the existing Preference Shares. If AMP chooses to do so, this will not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

Rights to participate in new securities issue
Until the date of conversion into Ordinary Shares, Preference Shares confer no rights to subscribe for new AMP securities or to participate in any AMP bonus issues.

Quotation
AMP will use all reasonable endeavours to ensure quotation of Preference Shares on ASX on or about the Exchange Date.

How to find the Meeting location?

You can use the map below to find the location of, and the nearest transport routes to, the Meeting – that is, the City Recital Hall, Angel Place, Sydney NSW.

Will you attend the Meeting?
If you will attend the Meeting, please let us know either:

- by ringing the Shareholder Information Line on the relevant number below; or
- by using the AMP website at www.ampgroup.com/agm

If you have any questions, you can ring the Shareholder Information Line on:

Australia	1300 654 442
New Zealand	0800 448 062
United Kingdom	0800 783 3315
Rest of World	61 2 8234 5000

Also, you can find out more information at www.ampgroup.com/agm


Carrington St
George Street
Pitt Street
Hunter Street
Castlereagh Street
Elizabeth Street
Angel Place
Martin Place
Barrack St
King Street

By train
Wynyard Station is a five minute walk from Angel Place.

By bus
All buses to and from Circular Quay stop nearby on George Street or Pitt Street – near the corner of Martin Place.

By car
You can park in the Secure Parking 180-space car park next door to City Recital Hall, Angel Place. The car park is at 123 Pitt Street, Sydney. There are many other car parks located within walking distance.

By taxi
A taxi drop-off is located at the front entrance. Your taxi can enter Angel Place from George Street when travelling south.

By foot
You can walk in from George and Pitt Streets and from Martin Place.

Supplement to Notice of Annual General Meeting

This document contains important additional information about the candidates who intend to stand for election as Directors of AMP Limited (AMP) at the Annual General Meeting of AMP to be held at 10.00am (Sydney time) on Thursday, 15 May 2003. This document is supplementary to, and should be read in conjunction with, the accompanying "Notice of Annual General Meeting and Explanatory Notes" for the Meeting (Notice).

Please take the time to read this document carefully.

Are there additional candidates for election to the office of Director?

After the Notice was finalised, the Board of AMP announced the appointment of two new Non-Executive Directors:

- Ms Meredith Hellicar, with effect from 25 March 2003; and
- Mr Pat Handley, with effect from 2 April 2003.

The newly appointed Directors were appointed by the Board to fill two of the casual vacancies arising from the restructure of the Board announced on 25 February 2003. If the newly appointed Directors are not elected at the Meeting, they will cease to hold office at the Meeting in accordance with AMP's Constitution.

As contemplated by the Notice, the newly appointed Directors will be standing for election at the Meeting. Accordingly, it is proposed that Item 2 of the business of the Meeting will include separate ordinary resolutions for the election of each of the newly appointed Directors (in addition to the proposed resolutions relating to the six other candidates set out in the Notice).

What is the background and experience of the newly appointed Directors?

Profiles of the newly appointed Directors are set out below.



Roger Patrick (Pat) Handley
Age 58. BA, MBA

Experience Over 30 years' international financial services experience. Former Chief Financial Officer of Westpac Banking Corporation from 1993 to 2001 with line responsibility for all aspects of the financial function including treasury, management information systems, tax and risk management. Former Director of Suncorp Metway Limited.

Other directorships
Chairman of Pacific Brands Limited.



Meredith Hellicar
Age 49. BA, LLM (Hons)

Experience 15-plus years' senior executive experience in the oil, coal, logistics, legal and financial services industries. Former Managing Director TNT Logistics Asia, Chief Executive of Corrs Chambers Westgarth and Managing Director of InTech Financial Services Limited.

Other directorships
Director of James Hardie Industries NV, Southern Cross Airports Group and HIH Claims Support Limited. Chairman of HLA Envirosciences and the Sydney Institute.

Continued ▶

Supplement to Notice of Annual General Meeting

Please note that the information below updates and replaces the information set out on page 8 of the Notice about the number of candidates for Directorships and the number of candidates you should vote for.

How many candidates will be standing for election at the Meeting?

There are eight candidates who are proposing to stand for election to the office of Director at the Meeting including seven current Directors – Mr Peter Willcox, Mr Andrew Mohl, Mr Richard Grellman, Lord Killearn, Mr Roger Yates, Mr Pat Handley and Ms Meredith Hellicar – and Mr Stephen Mayne who has been nominated for election in accordance with the Constitution. Although there are eight candidates for election as Directors, there are only seven vacancies available to be filled at the Meeting.

How many candidates should you vote for?

As only seven of the eight candidates for the office of Director may be elected at the Meeting:

- you should vote in favour of up to only seven candidates in Item 2; and
- you should vote against the remaining candidate(s).

More information?

If you have any questions about the information set out in this document, please call the Shareholder Information Line:

Australia	1300 654 442	New Zealand	0800 448 062
United Kingdom	0800 783 3315	Rest of World	61 2 8234 5000

AMP

Proxy form

X9999999999 COY

To complete the proxy form, please see the instructions on the back of this form and refer to the accompanying documents for details of each item of business.

1. Registered name and address

Check that your details are correct
If you wish to notify us of any changes, mark them on this form as necessary and mark this box with an X.

Daytime contact details
Please write your daytime phone number in case we need to contact you about your proxy form.

(   )

2. Appointment of proxy
I/We being a member/s of AMP Limited, hereby appoint;

☐ the Chairman of the Meeting (mark this box with an X); **OR** ____________ (write the name of the person you wish to appoint as proxy);

OR, failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my behalf and to vote in accordance with the following directions (or, if no directions have been given, as the proxy sees fit) at the Annual General Meeting of AMP Limited to be held at the City Recital Hall, Angel Place, Sydney NSW at 10.00am (Sydney time) on Thursday, 15 May 2003 and at any adjournment of that Meeting.

3. Directions to proxy
Your proxy may decide how to vote on any motion at the Meeting, except where specifically directed below. For each item of business, please mark X in one box only to indicate your voting instruction.

Item 2
Election of Directors

ONLY 7 OUT OF THE 8 CANDIDATES MAY BE ELECTED

	FOR	AGAINST	ABSTAIN
(a) Lord Killearn	☐	☐	☐
(b) PJ Willcox	☐	☐	☐
(c) RP Yates	☐	☐	☐
(d) RJ Grellman	☐	☐	☐
(e) AM Mohl	☐	☐	☐
(f) SD Mayne	☐	☐	☐
(g) RP Handley	☐	☐	☐
(h) M Hellicar	☐	☐	☐

Item 3
Executive Directors' remuneration

	FOR	AGAINST	ABSTAIN
(a) AM Mohl – equity components of remuneration	☐	☐	☐
(b) RP Yates – equity components of remuneration	☐	☐	☐

Item 4
Amendments to Constitution

	FOR	AGAINST	ABSTAIN
(a) Issue of Preference Shares	☐	☐	☐
(b) Non-Executive Directors' tenure	☐	☐	☐
(c) Legislative changes	☐	☐	☐

4. Signature of shareholder(s)

Individual or first shareholder	Shareholder 2	Shareholder 3
Sole director and sole company secretary	Director	Director/company secretary

Instructions for completion of proxy form

1. Name and address

This is the name and address of the shareholder(s) as it appears on the AMP Limited Share Register. If this information is incorrect, please make the correction on the form and cross the box. Shareholders sponsored by a broker should advise their broker of any changes. Please note that you cannot change the ownership of shares using this form.

2. Appointment of proxy

Insert the name of your proxy if your proxy is someone other than the Chairman of the Meeting. If your proxy is the Chairman of the Meeting, cross the box.
If you leave this section blank or your named proxy is unable to attend the Meeting, the Chairman of the Meeting will be your proxy to vote your shares.
Your proxy need not be a shareholder of AMP Limited.

3. Appointment of second proxy (optional)

To appoint a second proxy please copy this form and then:
(a) on the first proxy form, state the number of shares or the percentage of your voting rights applicable to the first proxy;
(b) on the second proxy form, state the number of shares or the percentage of your voting rights applicable to the second proxy; and
(c) return both forms in the same envelope.
If the appointments do not state the number or percentage of votes that each proxy may exercise, each proxy may exercise half your votes.
Fractions of votes will be disregarded.

4. Directions to proxy

You may direct your proxy how to vote on a given item of business by placing an X in one of the three boxes opposite that item. Your proxy may decide whether to vote on any motion, except where your proxy is required by law or the Constitution to vote or abstain in their capacity as proxy. If your proxy votes on an item, all of your shares will be voted in accordance with your direction unless you indicate a proportion of voting rights on any item by inserting the percentage or number of shares you wish to vote in the appropriate box(es). If you do not mark any of the boxes on a given item, your proxy may decide how to vote on that item. If you place an X in more than one box on an item, your vote on that item will be invalid.

Although eight candidates are standing for election to the office of Director only seven candidates may be elected in accordance with AMP's Constitution. For this reason, the Chairman proposes that Item 2 will be determined by a poll at the Meeting (rather than by a show of hands). As there are more candidates than positions available, you should only vote in favour of up to seven candidates in Item 2 and you should vote against the remaining candidate(s). To be elected, candidates must receive more votes in favour of their election than against their election. If more than seven candidates satisfy this criterion, the candidates receiving the most votes in favour will be declared elected.

5. Signature(s)

Each shareholder must sign this form. If your shares are held in joint names, all shareholders must sign in the boxes. If you are signing as an attorney, then the power of attorney must have been noted by the AMP Limited Share Registry or a certified copy of it must accompany this form.

Only duly authorised officer(s) can sign on behalf of a company (refer to the instructions on page 5 of the Notice of Meeting booklet). Please sign in the boxes provided which state the office held by the signatory, ie Director and Director, or Company Secretary and Director, or Sole Director and Sole Company Secretary.

6. Lodgement of proxy

A proxy form (and the original or certified copy of any power of attorney under which it is signed) must be received by AMP Limited by no later than 10.00am (Sydney time) on Tuesday, 13 May 2003. Any proxy form received after that time will be invalid.

Documents may be lodged using the reply-paid envelope:

- by posting, delivery or facsimile to the AMP Securities Registry (see details below); or
- by delivery to the Registered Office of AMP Limited, Level 24, 33 Alfred Street, Sydney NSW 2000, Australia.

Proxies can also be lodged online via AMP's website at **www.ampgroup.com/agm** To use this online facility you will need your holder identifier (SRN or HIN) and postcode. You will be taken to have signed your proxy if you lodge it in accordance with the instructions on the website.

AMP Securities Registries

Australia
AMP Securities Registry
GPO Box 4257
Sydney NSW 1046
Phone 1300 654 442
Fax 1300 301 721

New Zealand
AMP Securities Registry
P O Box 91543
Auckland Mail Centre
Phone 0800 448 062
Fax 09 488 8787

United Kingdom
AMP Securities Registry
PO Box 82, The Pavilions
Bridgwater Road
Bristol BS99 7NH
Phone 0800 783 3315
Fax 0870 703 6119

Other countries
AMP Securities Registry
GPO Box 4257
Sydney NSW 1046
Phone 61 2 8234 5000
Fax 61 2 8234 5002

Email
ampservices@computershare.com.au

Internet
www.ampgroup.com/agm

AMP Limited ABN 49 079 354 519

≤/

AMP

ASX Announcement

4 April 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 31/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity:	AMP LIMITED
ABN:	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of last notice	12 March 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	28 March 2003
No. of securities held prior to change	• 122,043 ordinary shares held in the name of the Director; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,000 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Class	Ordinary shares
Number acquired	21,973 ordinary shares acquired under the AMP Executive Short Term Incentive Program (in relation to Mr Mohl's bonus for his prior role as Managing Director of AMP Financial Services).
Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.69 per share.
No. of securities held after change	• 122,043 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,000 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	AMP LIMITED
ABN:	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Philip YATES
Date of last notice	4 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	• 49,686 shares acquired on 28 March 2003; and • 165 shares acquired on various dates as set out below. ▸ 32 ordinary shares acquired on 10 December 2002; ▸ 33 ordinary shares acquired on 10 January 2003; ▸ 44 ordinary shares acquired on 10 February 2003; ▸ 56 ordinary shares acquired on 10 March 2003.
No. of securities held prior to change	• 50,000 ordinary shares; • 311 ordinary shares held under the AMP All Employee Share Ownership Plan; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; and • 550,000 options held under the AMP Executive Option Plan.
Class	Ordinary shares

+ See chapter 19 for defined terms.

Number acquired	• 49,686 ordinary shares acquired under the AMP Executive Short Term Incentive Program; and • 165 ordinary shares acquired under the AMP All Employee Share Ownership Plan.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• 49,686 ordinary shares @A$6.69 per share; • 32 ordinary shares acquired @£4.38 per share; • 33 ordinary shares acquired @£4.11 per share; • 44 ordinary shares acquired @£3.14 per share; and • 56 ordinary shares acquired @£2.50 per share.
No. of securities held after change	• 50,000 ordinary shares; • 49,686 ordinary shares held under the AMP Executive Short Term Incentive Program; • 476 ordinary shares held under the AMP All Employee Share Ownership Plan; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; and • 550,000 options held under the AMP Executive Option Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

+ See chapter 19 for defined terms.

Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

32

ASX Announcement

9 April 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 32/03

Appendix 3X – Initial Director's Interest Notice

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AMP Limited
ABN	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Patrick HANDLEY
Date of appointment	2 April 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley.	• 1,600 ordinary shares; and • 4,472 AMP Reset Preferred Securities.

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

33

ASX Announcement

14 April 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **33/03**

For Information only

AMP Banking announces latest steps in restructuring

AMP has entered into agreements to sell A$2.8 billion in New Zealand residential mortgages and Australian and New Zealand property finance loan assets, in line with the restructuring strategy announced for AMP Banking on 14 November 2002.

HSBC will acquire AMP Banking's A$1.6 billion (NZ$1.7 billion) residential mortgage portfolio in New Zealand and, subject to customer consent, accept AMP Banking's A$355 million (NZ$390 million) New Zealand retail deposit portfolio. In addition AMP Banking will enter into management and funding arrangements with HSBC over a further A$135 million (NZ$149 million) of mortgages with mixed residential and commercial characteristics, where the credit risk is retained by AMP.

GE Commercial Finance will acquire A$1.25 billion ($NZ1.38 billion) in property finance loan assets from AMP Bank and AMP Finance in Australia and New Zealand.

These divestments are the latest steps to significantly restructure the operations of AMP Banking, which is now focusing on providing retail deposits and mortgage products in Australia. This will allow the Bank to leverage its strong brand name and strengths in distribution and packaging to grow a profitable, high-return banking operation.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

In New Zealand, AMP's customers and advisers will continue to have access to banking products through distribution agreements with HSBC and GE Commercial Finance. In Australia, AMP's customers and planners will continue to have access to AMP Banking's suite of retail banking products and will have access to selected GE Commercial Finance products through a distribution agreement.

AMP Chief Executive Officer Andrew Mohl said: "These transactions are the latest step in our restructuring programme and are good news for our shareholders, customers and planners.

"For shareholders, they are part of the disciplined execution of our strategy to restructure our banking operations and free up significant capital.

"The new distribution arrangements also mean that our planners and customers still have access to quality products."

Subject to regulatory approval and contractual obligations, the transfers are expected to complete by the end of the second quarter of 2003. Final purchase prices will be dependent on a number of factors, including account balances at the date of completion.

These transfers follow the sale of the Australian and New Zealand credit card portfolio to American Express, announced on 23 December 2002, and the proposed transfer of AMP's UK banking portfolio to Newcastle Building Society announced on 28 March 2003.

The combined proceeds from today's transactions are broadly in line with book value. When combined with the previously announced transfers, AMP will have achieved a divestment of the majority of its non-core banking activities at a small premium to book value.

Discussions continue in relation to the proposed divestment of approximately A$490 million (NZ$540 million) in rural property and other property finance loans retained by AMP Bank and AMP Finance.

AMP is also reviewing the potential outsourcing of various functions within its core Australian retail banking business. Decisions on AMP Banking's future outsourcing needs are expected in the fourth quarter of this year.

AMP has been advised on the transactions announced today by Caliburn Partnership.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

54

ASX Announcement

15 April 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 34/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	83
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	83 shares @A$7.3118 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	the shares were issued pursuant to the AMP Employee Share Acquisition Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 April 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,159,464,663 + 83 ------------------ 1,159,464,746	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 15 April 2003: 33,847,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 April 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

ASX Announcement

29 April 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 35/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,367,307
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$7.6383 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 9,117,942 shares issued pursuant to the Dividend Reinvestment Plan, copy of which has been provided to the ASX; and • 21,249,365 shares issued pursuant to a Dividend Reinvestment Plan Agreement with UBS Warburg Australia Limited dated 24 April 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9,117,942 shares on 28 April 2003; and 21,249,365 shares on 1 May 2003.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,159,464,746 + 30,367,307 ------------------ 1,189,832,053	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Total no. issued as at 29 April 2003: 33,847,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
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16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
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22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

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34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

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36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
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+ See chapter 19 for defined terms.

5,001 - 10,000
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37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

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38	Number of securities for which +quotation is sought	N/A
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41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

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Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
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  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
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+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 April 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

36

ASX Announcement

1 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **36/03**

Part One: **AMP announces demerger and capital raising**

Part Two: **Presentation - Demerger Proposal**

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Not for release or distribution in the US

1 May 2003

AMP announces demerger and capital raising

AMP Limited has today announced a major strategic initiative to set the company on a new path to long-term shareholder value through the creation of two separate, regionally-focused listed entities.

The strategic initiative has three elements:

- A demerger of AMP's businesses along geographic lines – Australasia and the United Kingdom;
- Reducing the equity market risks in the UK Life Services (UKLS) business through the sale of equities, protecting policyholder benefits and shareholder equity in the UK; and
- An equity raising to facilitate the demerger combining a A$1 billion institutional placement and a A$500 million share purchase plan for Australian and New Zealand retail shareholders.

As part of the demerger process, and particularly the reduction of risk in UKLS, book writedowns of approximately £1 billion (A$2.6 billion) are expected. These writedowns have no regulatory solvency impact or impact on cashflow (other than £100 million of expenses).

AMP Chairman Peter Willcox said the sweeping changes being announced today were the culmination of the strategic review commenced six months ago by Chief Executive Officer Andrew Mohl.

"These changes address the outstanding issues facing the company and are in the best interests for shareholders, customers, planners and employees," Mr Willcox said.

"These issues were four-fold:

- Establishing solid platforms for growth for Australian Financial Services and Henderson;
- Providing a permanent solution to the equity market risks in our UK life and pensions business;
- Protecting and enhancing our quality businesses in the Australian and UK markets; and
- Optimising the value from AMP's existing portfolio of assets and providing investors with a clear choice about investing in those businesses.

"One of the key findings of the strategic review was that there was no longer a compelling reason to keep AMP's current mix of businesses together, but powerful reasons to separate them.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

"While this represents a major shift in strategic direction, this is the right step at the right time for AMP. The proposal has followed an exhaustive review by management and advisors and has the full support of the Board."

The demerger proposal

The proposed demerger will create two new regionally-focused listed companies.

The Australian-based company will be named AMP and:

- Comprises Australian Financial Services (which includes New Zealand), Henderson's Australian and New Zealand operations and Gordian/Cobalt;
- Will be a regionally focused wealth management company. It will be well capitalised, targeting a strong 'A' financial strength rating, have strong market positions and robust growth potential focused on Australasian markets; and
- The Chairman will be Peter Willcox with Andrew Mohl as CEO.

The UK-based business will be named Henderson and:

- Comprises Henderson's northern hemisphere asset management operations, UK Life Services, UK Contemporary Financial Services, and AMP's 50 per cent stake in Virgin Money;
- It will be a wealth management business, with a disciplined run-off life business focused on cost management and future capital releases. Henderson is a highly regarded brand in the UK, well positioned to participate in the benefits of future industry consolidation. It will have a conservative capital structure and target a 'BBB' financial strength rating, consistent with its run-off business; and
- The Chairman will be current AMP Director Pat Handley and the CEO will be current AMP Director and Henderson Managing Director Roger Yates.

Following the demerger, shareholders will hold shares in both companies. Both companies will be listed on the Australian Stock Exchange, with the possibility of a future listing of Henderson on the London Stock Exchange to broaden its investor base.

The demerger will most likely be effected by way of a distribution of shares to AMP shareholders. Full details of the demerger proposal will be provided to shareholders for their approval in the fourth quarter of 2003. The transaction is also subject to regulatory approval.

"The two companies will have simpler, more transparent corporate structures, with different business strategies, risk profiles, customer bases and growth prospects," AMP CEO Andrew Mohl said.

AMP is being advised on the demerger by Caliburn Partnership and UBS Warburg.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Capital raising

To facilitate the demerger, AMP is undertaking a A$1.5 billion capital raising, comprising a A$1 billion institutional placement and a A$500 million Share Purchase Plan for Australian and New Zealand retail investors. The capital raising has been fully underwritten by UBS Warburg.

The capital raised will be used to:

- Repay internal debt between the de-merged entities and reduce the level of external debt. This will eliminate the financial inter-dependencies between the Australian and UK businesses;
- Establish the UK-based business on a standalone basis, consistent with a BBB rating; and
- Establish the Australian-based business on a standalone basis, consistent with a strong A rating.

No further equity capital raising is required to facilitate the demerger.

AMP has requested a trading halt in its shares, Reset Preferred Securities and Income Securities to enable the capital raising to take place. All securities are expected to re-commence trading on Monday 5 May 2003, following the announcement of the outcome of the institutional capital raising.

A Share Purchase Plan (SPP) will allow AMP's Australian and New Zealand retail shareholders to participate in the capital raising, providing them the opportunity to subscribe for up to A$5,000 of shares in AMP. The SPP will be priced at the lower of:

- the institutional placement price; or
- a 5 per cent discount to the average market price during a 15 day period after the close of the offer.

The offer period is expected to commence 21 May 2003 and will close 13 June 2003. The record date will be Monday 5 May 2003. Further details on the SPP will be sent to shareholders.

In addition, the Board has resolved that shares that were allocated to participants and institutional sub-underwriters under the Dividend Reinvestment Plan (DRP) on 28 April 2003 will be repriced at the lower of the DRP pricing and the institutional bookbuild price. Any adjustment will be made through the issue of additional DRP shares to participating shareholders.

Operational update

On 26 February 2003 AMP said that if global markets, particularly in the UK, weakened further or remained at current levels, the group's profitability would be adversely affected.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

While markets have recovered in recent weeks, equity markets ended the first quarter of 2003 at lower levels than the final quarter of 2002. Market volatility also continues to impact investor sentiment.

These two factors, combined with traditional first quarter seasonal weakness in Australia, have contributed to lower year-to-date results for all business units.

Business Unit operating margins in the 2003 first quarter totalled A$109 million. Results for UK Life Services and UK Contemporary Financial Services were particularly hard hit in the quarter by a combination of factors, including the loss of Service Company fee from with-profits funds (A$147 million in 2002 year), temporary cost overhang from the closure of the Direct Sales Force, lower equity markets and actions to reduce equity exposure.

While tough markets are impacting AMP, both the Australian Financial Services and Henderson businesses remain strong, resilient businesses that will benefit from an improvement in market conditions. AMP continues to manage its business closely to reflect difficult market conditions.

Reducing the equity risk in UK Life Services

Another outcome of the strategic review was to seek a solution to the protection of long-term policyholder benefits and shareholder capital in the UK by reducing the equity market risks in the UK Life Services (UKLS) businesses. While the derivative strategy put in place continues to provide protection from market volatility, this does not provide a long-term solution.

There was a clear decision to be made – either improve the ability of UKLS to manage the equity market risks of its business by increasing its capital base, or reduce the market risk itself by minimising its exposure to equities and more closely matching asset and liability profiles.

A key driver of this decision was the obligation to ensure that the financial health of the life funds and the associated policyholder benefits are protected.

Another driver of the decision was the fact that the risk for shareholders of providing capital so the with-profits fund can stay in equities is unacceptably weighted to the downside. In the absence of a significant policyholder surplus, if equity markets fall, shareholders bear a high proportion of the fall (up to 100 per cent). If equity markets rise, shareholders receive a return that is disproportionately small compared with the risk they are bearing, because a large proportion of the rise goes to policyholders. This makes further investment a high risk, low return use of shareholder capital.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP has been progressively selling equities for some time. A strategic decision has now been made to permanently reduce the size of the equity component of the UK investment portfolios supporting with-profits funds. Funds will be reinvested in lower risk portfolios, with corresponding lower volatility and more security for policyholders and shareholders.

"Overall, this is a prudent move to protect the long-term interests of both policyholders and shareholders. It creates a more stable asset for the new UK-based company, which will release significant amounts of capital over the medium to long term," Mr Mohl said.

Writedowns

As a result of the strategic initiatives and reduction of risk in UKLS, writedowns of approximately £1 billion (A$2.6 billion) are expected, subject to audit and actuarial review.

Mr Mohl said the writedowns were a result of:

- Risk reduction initiatives:
  - reducing equity exposure in with-profits funds, leading to writeoff of contingent loans to London Life and National Provident Life (£300 million/A$800 million); and
  - provisioning for potential future losses arising from a range of operating risks within UKLS (£200 million/A$520 million).
- Strategic initiatives:
  - writing off most of Towry Law and NPI/Service Company goodwill in response to AMP's new strategy (£400 million/A$1,050 million); and
  - provisioning for UK demerger and transaction costs (£100 million/A$260 million).

These writedowns eliminate essentially all of the goodwill/intangibles relating to the UK Life business and provide a robust balance sheet going forward.

The embedded value of the UK Life and Contemporary Financial Services business has been revalued post the strategic initiatives and writedowns at around £1.54 billion. The corresponding figure at the end of 2002 was £1.98 billion.

"While the embedded value of the UK business has been reduced, this is a direct result of the significant reduction in portfolio risk," Mr Mohl said.

"In terms of the writedowns, they will reduce uncertainty and volatility in the future earnings capacity of the UK business."

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Shareholder information

The AMP Board will ensure that shareholders are kept fully informed about the proposed demerger as further information is available. All shareholders will receive a letter from the Chairman outlining today's announcements, and advertisements will run in Australian and New Zealand daily newspapers over the next few days to explain the changes.

In the interim, shareholders with questions can contact:

Shareholder information line:	Australia:	1 300 135 859
	New Zealand:	0800 448 062
	United Kingdom:	0800 783 3315

Shareholders can also access information about this initiative via AMP's website at www.ampgroup.com.

Conclusion

Mr Mohl said that until the proposal is put to shareholders and the demerger complete, AMP would continue to be managed as one company. It will be business as usual, with a small, dedicated team working on the demerger proposal and transition issues.

"While the proposed changes are complex, our strategic review has culminated in an initiative that will return AMP in Australasia to its roots, and provide the UK-based company with a more logical set of assets and the ability to focus on its already strong asset management business," Mr Mohl said.

"The last year has been an extremely difficult one but this solution represents a turning point in the fortunes of AMP.

"It is a fresh start for AMP and will create a new, more certain path to delivering better returns.

"The new strategy for AMP will unlock the real value of the company and is the best outcome for our shareholders, our customers, our planners and our employees."

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

The shares offered in the placement and the SPP have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration under the Securities Act of 1933, as amended, or an exemption from registration. This announcement is not for distribution or release in the United States.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

This presentation is not for distribution or release in the United States

Demerger proposal

Andrew Mohl
Chief Executive Officer

Paul Leaming
Chief Financial Officer

May 2003

AMP

Important information

- The information in this presentation is an overview and does not contain all information necessary for an investment decision. In making an investment decision, investors must rely on their own examination of AMP, including the merits and risks involved and the effects of the proposed de-merger, the new equity capital raising and the other transactions referred to in the presentation. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.
- The information contained in this presentation has been prepared in good faith by AMP. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice). To the maximum extent permitted by law, AMP, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of AMP, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.
- This presentation is not a prospectus or an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")). Securities may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. person, unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.
- This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person or published, in whole or in part, for any purpose. This presentation is not for distribution or release in the United States

Agenda

Overview

Today's announcement

There are three key elements to AMP's proposal

- Reducing equity risk in UK Life Services
- Demerging the Group to create two new regionally focused listed companies
- Raising new equity capital to facilitate the demerger (A$1.0b institutional placement and A$500m share purchase plan)

The background to today's announcement

This is the culmination of a strategic review of AMP's portfolio of businesses initiated six months ago by the new CEO and endorsed by the Board

- Initial stages of review considered individual business units and results announced November/December 2002
- Broader review then focused on AMP Ltd as a whole and optimal configuration and structure for the AMP Group

The proposed changes are significant but separating the businesses along regional lines is in the best interests of our shareholders, customers, planners and employees

Aim of strategic restructuring

AMP's restructuring and risk reduction will:

- establish solid platforms for growth for Australian Financial Services and Henderson
- provide a sustainable solution to the equity market risks in our UK life and pensions business
- protect and enhance our quality businesses in the Australian and UK markets
- optimise the value from AMP's existing portfolio of assets
- provide investors with a clear investment choice

Key strategic decisions

- Take action to resolve equity market risk in UKLS business by reducing equity exposure of its life funds
  - Changed investment approach for investment portfolio supporting with-profits fund protects policyholders and shareholders
- Establish two new companies by demerging the Group
  - Split by geography in line with strategic linkages
  - Split HGI geographically to retain synergies with regional sister wealth management businesses (not complex as HGI already two separate legal entities)
- Facilitate demerger by raising capital to repay debt and eliminate financial inter-dependencies between Australian and UK businesses
  - Establish appropriate standalone capital bases for both businesses

Demerger rationale for AMP Group

There is no compelling benefit in keeping AMP's businesses together, but powerful reasons to separate them

- Demerger creates focused businesses with clear strategic objectives to deliver shareholder value in rapidly transforming markets
- Strongest linkages between the businesses within regional markets, rather than cross-markets
- UK and Australian businesses deriving little benefit from Group structure
- Simpler, more transparent corporate structures will appeal to broader group of investors

Demerger rationale for Henderson

Strategically best value option for shareholders

- Highly regarded brand in UK and well positioned for shareholders to benefit from future industry consolidation
- Greater linkages with sister wealth management companies by regional market than within HGI internationally
  - ➢ In Australia, AFS accounts for 64% of AMP Henderson's AUM
  - ➢ In the UK, UKLS accounts for 49% of Henderson's UK AUM
- Enables each part of Henderson to pursue separate regional business strategies
- Ensures shareholders retain an interest in both parts of Henderson as long term outlook for asset management remains positive
  - ➢ Historically, earnings split has been 40:60 Australia:UK; currently 60:40

Risk reduction in UKLS

Overriding need to protect policyholder benefits and reduce unacceptable risk for shareholders

- Derivative strategy provided protection for policyholders and shareholders but:
  - potentially expensive
  - short term
  - requires extensive ongoing management
- AMP reluctant to invest more capital because highly skewed nature of shareholder exposure*
  - Upside shared 90/10 with policyholders
  - In the absence of significant policyholder surplus (orphan estate), shareholders bear up to 100% of downside
- This makes it a high risk, low return use of shareholder capital
- The orphan estate is now almost entirely earmarked to support with-profits guarantees

* **Note:** In the past, this asymmetrical risk has been balanced by large orphan estate

Financial impacts of changes

- Writedowns associated with risk reduction initiatives:
  - reducing equity exposure in with-profits funds, leading to writeoff of contingent loans to London Life and National Provident Life £300 million (A$800 million)
  - provisioning for potential future losses arising from a range of operating risks within UK Life Services £200 million (A$520 million)
- Writedowns associated with restructuring:
  - writing off most of Towry Law and NPI/Service Company goodwill in response to AMP's new strategy £400 million (A$1,050 million)
  - provisioning for UK restructuring and transaction costs £100 million (A$260 million)
- Reduction in UKLS embedded value to £1.54b (A$4.05b) from £1.98b (A$5.21b)
- No impact on regulatory solvency or cashflow (except for £100m provisioning)

These actions significantly reduce uncertainty and volatility in the future earnings capacity of the UK business and enable capital release to shareholders from 2005/6

Implementing the strategic restructuring

- Established separate project team to manage process while majority of management and staff focus on business as usual
- Team of external advisers working with project team on all key facets of demerger
- Implementing targeted communications plans for customers, shareholders, planners and intermediaries in Australia, New Zealand and UK
- Held discussions with regulators in both Australia and the UK

Operational update – first quarter 2003

First quarter operational update: New business flows

New business

A$m	1Q03	1Q02
AFS(1)	1,687	2,189
UKCFS	733	859
UKLS(2)	299	776
HGI	5,514	7,257
TOTAL	**8,233**	**11,081**

New business flows impacted by weaker equity markets and depressed investor sentiment

1. First quarter historically the weakest in the year for AFS
   - Value of new business in AFS down 18% on 1Q02
2. UKLS profile consistent with run-off business

First quarter operational update: Costs

Controllable costs

(A$m)	1Q03	1Q02	% change
AFS*(1)	155	185	(16)
UKFS(2)	193	299	(35)
HGI	145	155	(6)

All BUs have maintained stringent cost control in order to preserve their margins in such difficult markets

1. AFS restructuring efficiencies are on track

2. In the UK costs are lower due to lower project spend and closure of the Direct Sales Force

* Includes banking

First quarter operational update: Operating margins

BU operating margins

A$m	1Q03	2002 year
AFS(1)	79	327
UKCFS(2)	(17)	211
UKLS(2)	16	
HGI(3)	31	192
TOTAL	**109**	**730**

1. AFS first quarter margins solid despite seasonally lower volumes, low interest rates and equity markets
2. Reduction in margins in UK businesses driven by loss of Service Company fee from with-profits funds (A$147m in 2002 year), temporary cost overhang from closure of Direct Sales Force, lower equity markets and actions to reduce equity exposure
3. HGI margins reflect depressed markets and lower assets under management generating lower management fees

First quarter operational update: RoIC

RoIC

	1Q03	2002 year
AFS(1)	13.1%	13.8%
UKCFS(2)	-1.8%	6.5%
UKLS(2)	4.2%	
HGI(3)	8.8%	10.7%
Group underlying contribution (A$m)	**146**	**883**
Group NPAT (A$m)(4)	**61**	**(896)**

1. AFS RoIC is solid due to effective capital management initiatives
2. Low operating margins in the UK are impacting RoIC
3. HGI RoIC is below last year due to lower revenues
4. NPAT reflects weak investment markets

Reducing equity risk in UK Life Services

What is involved?

We have made a strategic decision to significantly reduce equities in the UK investment portfolios supporting our with-profits products

- We are reinvesting in lower risk portfolios with an increased exposure to global fixed interest securities
- These portfolios offer lower volatility, more security and greater protection for policyholders and shareholders
  - ➢ Key driver is paramount need to protect policyholder benefits
- While lower bonuses reduce shareholder return and EV, the risk adjusted return is more attractive
- It also creates a more stable asset for the new UK-based company to manage

Impact of de-risking on Pearl risk profile

	Expected return	Standard deviation	Probability fund losses > £300m*	Comments
Historic asset mix	7.5%	8.8%	12%	50% equities, 15% property no derivative protection
Example asset mix - 5% equity exposure	6.0%	3.7%	1%	5% equities, 10% property

- Equities either sold or derivative protection in place for residual holdings
- Lower risk profile more appropriate given lower available capital resources
- Final investment policy still to be determined, subject to meeting above criteria

* Free estate value approximately £300m and would absorb losses up to that level

Impact of de-risking on cashflow

De-risking will free up capital over time

- Reduced capital required on a risk based capital basis - less risk will require less capital as general principle

- Capital releases will be proportionate to the business run off - from 2005/6 we expect to release capital plus operating margins and investment income

- This will provide capital release to investors over a 15 year period

Impact of strategic restructuring on UK embedded value

Analysis of EV movement: 5% discount margin



£m
2500
2000
1500
1000
500
0
1979
28
1951
13
163
42
37
76
45
30
1545
Published EV at 31.12.02
Restatements
Restated EV
Asset mix - Pearl
Asset mix - NPLL
Asset mix - London Life
Servco
Pearl contingency
NPI contingency
Towry Law
New EV

Impact of restructuring on UK embedded value

March 03 £m	Shareholder capital	EV @ 5% rdm	Risk	Comments
Shareholder funds	482	482	L	Extreme economic conditions eg Japan
			↑	Extreme regulatory impacts
Shareholder interest in 0:100 funds	666	*322		Major mortality improvements
				Sustained FTSE falls (UL business)
Value of 0:100 profit margins	–	71		Sustained very low interest rates
Pacific fund	564	*368		Serious regulatory impacts
Goodwill in subsidiaries	✠3	38		Operational risks and business performance
Shareholder interest in 90:10 funds	188	*139		Sustained low interest rates
				Legacy issues
			↓	Mortality and persistency
Value of 90:10 profit margins		125	H	Credit Risk, property values
TOTAL	**1,903**	**1,545**		
TOTAL as at 31 Dec 02	2,777	1,979		

* Reduced to reflect lock in cost ✠ Includes -£45m -ve EMVONA for NPIL

Creation of two new regionally focused businesses

AMP

'New' AMP

Profile

A broad-based, Australasian-focused wealth management company

Businesses:

- Australian Financial Services (Australia, NZ & India)
- HGI Australia and New Zealand
- Gordian and Cobalt (under review)

Chairman	Peter Willcox
CEO	Andrew Mohl

Listed on ASX

- Strong linkages between its asset gathering and asset management arms
- Ready to capitalise on significant growth opportunities in regional markets
- Well capitalised, targeting a strong A financial strength rating
- Strong market positions and growth potential

'New' Henderson

Profile

A UK wealth management business, with a disciplined run-off Life business focused on cost management and future capital releases

Businesses:

• Henderson UK (incl Nth America)	Chairman	Pat Handley
• UK Life Services	CEO	Roger Yates
• UKCFS & Virgin Money (under review)	Listed on ASX; future listing in UK	

- Appropriate balance sheet, solid earnings base, targeting a BBB financial strength rating consistent with its run-off business
- UK assets under single management control for the first time
- Highly regarded brand in UK and well positioned for shareholders to benefit from future industry consolidation
- Potential new market opportunities for Henderson products to UKLS customers
- Currently testing market interest in key UKCFS assets

Indicative proforma financial and valuation metrics

'New' AMP

	A$m
AUM	71,000
Total shareholder capital resources (1)	4,500
External debt/Hybrids	3,000
AFS embedded value	5,700
Operating margin (2) (4)	470
NPAT (2) (3) (4)	430
ROE	29%
RoIC	13%
Targeted dividend payout ratio	60%

NOTE:

Information based on 31 March 2003 unaudited management information after impact of writedowns and capital raising

1. Includes external debt/hybrids
2. Underlying results assuming long term investment assumptions (3.5% net) for both operating margins and investment income
3. Difference between margins and NPAT equals investment income, debt expenses and corporate costs
4. Includes contribution from Gordian in event not sold by 31 December 2003

All numbers based on steady state stucture and current market levels

Indicative proforma financial and valuation metrics

'New' Henderson

	A$m
AUM	164,000
Total shareholder capital resources	5,300
UKLS embedded value	4,300
Operating margin (1)	140
NPAT (1) (2)	270
ROE (3)	5%
RoIC (3)	5%

NOTE:

Information based on 31 March 2003 unaudited management information after impact of writedowns and capital raising

1. Underlying results assuming long term investment assumptions (3.5% net) for both operating margins and investment income
2. Difference between margins and NPAT equals investment income and corporate costs
3. Prior to benefit of capital release from UK Life Services

All numbers based on steady state stucture and current market levels

Demerger benefits for the two companies

- Simpler, more transparent corporate structures
  - With different business focuses, risk profiles, customer bases and business strategies
- Strong independent Boards and management focused on their regional markets
- Expands investment options available to shareholders
  - AMP shareholders will have shares in both companies at demerger and then will have choice about investment weighting
- Each company will attract interest from their 'natural' investors

Capital implications of strategic initiatives

- Equity from capital raising and asset sales used to retire debt
  - Level of external debt reduced
  - All debt between de-merged entities repaid
- 'New' Henderson will be appropriately capitalised, with minimal external debt
- 'New' AMP strongly capitalised
  - A$1.5b in excess of minimum regulatory requirements
  - Improving quality of capital with internal loans repaid
- The capital raising will increase the Group's financial strength and is positive for all security holders

Debt levels will decrease

This includes new equity capital from raising



A$
6
5
4
3
2
1
0
4.9
0.1
0.2
4.6
0.7
1.7
0.6
3.0
Debt/Hybrid as at Dec 2002
Debt repayment Q1 2003
FX movement Q1 2003
Debt/Hybrid as at Mar 2003
Internal debt to be repaid to effect demerger
Ordinary equity capital raising & Oct 03 DRP
Bank & other asset sales*
Debt/Hybrid retained by AMP
Debt/Hybrid retained by Henderson

* Bank assets are being progressively sold to American Express, Newcastle Building Society, HSBC, GE Commercial

Demerger mechanics

- Substantial analysis and advice undertaken to determine appropriate structure and implementation steps
  - Commercial and strategic rationale
  - Legal, accounting and tax
  - External financings and internal cross-ownership holdings
  - No major roadblocks identified
- Documentation for shareholder meeting to approve demerger likely to be provided during fourth quarter 2003
- Demerger process will result in formation of 'new' AMP and 'new' Henderson as two separately ASX-listed companies
- Discussions with regulators and other key stakeholders progressing
- Demerger most likely to be undertaken by way of distribution in specie to all shareholders

Indicative timetable for demerger

Date	Event
• 1 May 2003	• Initial announcement and capital raising
• September – October 2003	• Announcement of separation details
• November 2003	• Shareholder / court / regulatory approvals
• December 2003	• Separation effected

Capital raising

Additional capital required to facilitate demerger

- The A$1.5b equity raising has been structured to:
  - eliminate the financial inter-dependencies between the Australian and UK businesses and reduce the level of external debt
  - establish the Australian based business on a standalone basis consistent with a strong A rating
  - establish the UK based business on a standalone basis consistent with a BBB rating

No further equity capital raising is required to facilitate the demerger

Capital raising

Size

- A fully underwritten raising comprising:
  - A$1.0 billion institutional placement
  - A$500 million Share Purchase Plan

Institutional pricing

- Bookbuild range of A$4.50–A$6.50 per share

Share Purchase Plan

- Offer to AMP's 960,000 retail shareholders to subscribe for up to a maximum of A$5,000 at lower of institutional placement price or 5% discount to VWAP

Number of placement shares

- 222 million, fixed

Dividend Reinvestment Plan

- Board has resolved that the institutional bookbuild price will apply to shares issued to participants and institutional sub-underwriters under the April DRP

Indicative timetable for capital raising

Date	Event
• 1 May 2003	• Trading halt • Investor presentation • Books open
• 2 May 2003	• Books close • Allocations, communications to institutions
• 9 May 2003	• DVP settlement of institutional offer • DRP settlement at lower of placement price or April DRP price
• 5 May 2003 • 21 May - 13 June	• SPP record date • SPP offer period

Questions

Appendix

Standalone invested capital – 31 December 2002

Capital mix invested in business

A$m	Net tangible assets	Intangibles	Total capital
Australian Financial Services	**3,140**	**495**	**3,635**
AMP Life Statutory funds	3,010		3,010
AMP Life other	130	495	625
UK Financial Services	**6,878**	**1,060**	**7,938**
Pearl	5,021	62	5,083
London Life	1,196		1,196
UKFS other	661	998	1,659
Henderson Global Investors	**432**	**1,199**	**1,631**
AMP Banking	**584**		**584**
Virgin Money	**370**		**370**
Discontinuing businesses	**896**		**896**
Corporate office	**400**		**400**
Inter business unit holdings	**(1,992)**		**(1,992)**
Total shareholder capital resources	**10,708**	**2,754**	**13,462**

Standalone invested capital – 31 December 2002

Capital mix

A$ million	**Net tangible assets**	**Intangibles**	**Total capital**
Shareholder equity	5,779	2,754	8,533
Hybrid equity	1,141		1,141
Tier 1	**6,920**	**2,754**	**9,674**
Income securities	1,240		1,240
Subordinated debt	840		840
Tier 2	**2,080**	**–**	**2,080**
Total regulatory capital (Tier 1 + Tier 2)	**9,000**	**2,754**	**11,754**
Senior debt	1,708		1,708
Total shareholder capital resources	**10,708**	**2,754**	**13,462**

Standalone invested capital – 31 March 2003

A$ million	Net tangible assets	Intangibles	Total capital
Shareholder equity	5,503	2,560	8,063
Hybrid equity	1,150		1,150
Tier 1	**6,653**	**2,560**	**9,213**
Income securities	1,240		1,240
Subordinated debt	768		768
Tier 2	**2,008**	**–**	**2,008**
Total regulatory capital (Tier 1 + Tier 2)	**8,661**	**2,560**	**11,221**
Senior debt	1,472		1,472
Total shareholder capital resources	**10,133**	**2,560**	**12,693**

Note: Pre writedowns, asset sales and capital raising

Reconciliation of total shareholder capital resources

A$m	'New' AMP	'New' Henderson	Intercompany elimination	Total
31/12/2002				**13,462**
Profit				61
Debt repayment				(90)
Foreign currency movement				(739)
31/03/2003				12,694
Allocation to 'New' AMP and 'New' Henderson	**5,432**	**7,930**	**(668)**	**12,694**
Write-offs	-	(2,630)	-	(2,630)
Capital raising / internal + external debt repayment	-	-	668	668
Asset sales	(932)			(932)
Post asset sales, writeoffs and capital raising	**4,500**	**5,300**	**-**	**9,800**

'New' AMP invested capital – proforma

A$m	Net tangible assets	Intangibles	Total capital
'New' AMP			
AFS			
- AMP Life Statutory Funds	3,052		3,052
- AMP Life other	110	486	596
HGI	182	168	350
AMP Banking	562		562
Discontinued businesses	687		687
Estimated asset sales	(932)		(932)
Corporate office	185		185
Total AMP Shareholder capital resources	**3,846**	**654**	**4,500**

'New' Henderson invested capital – proforma

A$m	Net tangible assets	Intangibles	Total capital
'New' Henderson			
UKFS			
- Pearl	3,505		3,505
- London Life	707	—	707
- UKFS other	806		806
HGI	255	940	1,195
Virgin Money	347		347
Corporate office	(153)*		(153)*
Subtotal	**5,467**	**940**	**6,407**
Inter business unit holdings	(1,107)		(1,107)
Total Henderson shareholder capital resources	**4,360**	**940**	**5,300**

* Includes provision for £100m restructuring costs

Caution regarding forward-looking information

- Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Neither AMP, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.
- These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AMP's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include:
  - competition in the financial services industry;
  - risks associated with our proposed de-merger and the other transactions referred to in the presentation, including the risk that the de-merger does not receive shareholder or court approval;
  - general economic and business conditions.

  The foregoing list of factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to investing in AMP, you should carefully consider the foregoing factors and other uncertainties and potential events. AMP does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by AMP or on AMP's behalf.
- The demerger and other transactions referred to in the presentation involve certain conditions precedent including shareholder and court approval. These approvals and other conditions may not occur on the proposed schedule or at all. In the event that the de-merger and the other transactions do not occur, any funds raised in the capital raising would be used in other investment opportunities or returned to shareholders or both.

Caution regarding financial information

- The prospective financial information contained in this presentation necessarily is based upon a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by AMP, are inherently subject to significant business, economic and competitive uncertainties and contingencies many of which are beyond the control of AMP, and upon estimates and assumptions with respect to future business decisions which are subject to change. The inclusion of this information in the presentation should not be regarded as a representation or warranty with respect to its accuracy or the accuracy of the underlying estimates or assumptions or that AMP will achieve or is likely to achieve any particular results. This information also assumes the success of AMP's business strategies. The success of the strategies is subject to uncertainties and contingencies beyond AMP's control, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realized in the period for which forecasts have been prepared or otherwise. Accordingly, there can be no assurance that these results will be realized. The prospective financial information presented in the presentation may vary from actual results, and these variations may be material. Prospective investors in the Shares are cautioned not to place undue reliance on this information.
- The pro forma information contained in this presentation is intended for informational purposes only, and does not purport to be indicative of the results that actually would have been obtained or the financial position that actually would have existed during and for the periods presented, and is not necessarily indicative of AMP's operating results or financial position to be expected in future periods. The pro-forma information does not comply with the requirements of Regulation S-X under the U.S. Securities Act.

37

ASX Announcement

1 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **37/03**

Confirmation of briefings

AMP Limited will be holding open briefings to discuss today's announcement, released to the Australian Stock Exchange, regarding its major strategic initiative.

AMP will hold three briefings on 1 May 2003 to discuss the announcement which will be audiocast live via AMP's website (www.ampgroup.com). An institutional investor briefing, hosted by UBS Warburg, will be held at 9.30am. AMP will host a media briefing at 1.30pm and an analysts briefing at 3.30pm.

One-on-one meetings with both investors and analysts in relation to these announcements will be held in the months ahead.

A copy of the presentation materials to be used in all briefings will be posted on the AMP website.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

38

AMP

ASX Announcement

1 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **38/03**

Not for release or distribution in the US

Background Information

This document provides additional background to the major strategic initiative announced by AMP on 1 May 2003. Comprehensive details for the demerger are expected to be available in the fourth quarter of 2003.

Overview

AMP commenced a major strategic review of its operations following the appointment of a new Chief Executive Officer, Andrew Mohl, in October 2002.

The review was initially guided by the five point reform agenda announced by Mr Mohl upon his appointment. That reform agenda involved:

- addressing channels and product lines with inadequate returns on capital, including exits and closures, as well as transformation programs to rejuvenate low return areas based on cost cutting and capital initiatives;
- closely managing growth ambitions;
- increasing the transparency and quality of AMP's disclosure;
- tackling the 'sacred cows' and embedded behaviours that inevitably develop in a longstanding company, particularly one with all but four years of its 153 year history as a mutual society; and
- leading AMP with passion, commitment and integrity.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

The initial stage of the strategic review considered AMP's individual Business Units and the first set of outcomes was announced late last year. These included:

- separation of UK Financial Services into UK Life and Contemporary Financial Services and closure of the direct salesforce;
- substantial changes to AMP Banking to refocus on mortgages and retail deposits in the key Australian market;
- the closure of AMP International;
- structural changes and operational improvements to Australian Financial Services and Henderson Global Investors; and
- substantially reducing the size of Corporate office.

Since these announcements, the focus of the strategic review has broadened to the optimal configuration and structure for the AMP Group. This has resulted in the significant changes announced today which involve three elements:

- a demerger of AMP's businesses along geographic lines – Australasia and the United Kingdom;
- reducing the equity market risks in the UK Life Services (UKLS) business through the sale of equities, protecting policyholder benefits and shareholder equity in the UK; and
- an equity raising to facilitate the demerger combining a A$1 billion institutional placement and a A$500 million share purchase plan for Australian and New Zealand retail shareholders.

As part of the demerger process, and particularly the reduction of risk in UKLS, book writedowns of approximately £1 billion (A$2.6 billion) are expected. These writedowns have no regulatory solvency impact or impact on cashflow (other than £100 million of expenses).

Rationale for new approach

AMP's new strategy addresses key issues facing the company, which were four-fold:

- establishing solid platforms for growth for Australian Financial Services and Henderson;
- providing a permanent solution to the equity market risks in our UK life and pensions business;
- protecting and enhancing our quality businesses in the Australian and UK markets; and
- optimising the value from AMP's existing portfolio of assets and providing investors with a clear choice about investing in those businesses.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Benefits of demerger

One of the key outcomes of the strategic review was that there was no compelling benefit in keeping AMP's current mix of businesses together, but powerful reasons to separate them along strategic lines. These reasons include:

- demerger creates focused businesses with clear strategic objectives to deliver shareholder value in rapidly transforming markets;
- strongest linkages between the businesses within regional markets, rather than cross-markets;UK and Australian businesses deriving little benefit from Group structure; and
- simpler, more transparent corporate structures will appeal to broader group of investors.

Both companies have future growth potential, but not together (although there will be some possible product alliances between the two and possible service agreements – for example, share registry services).

Following the demerger, AMP shareholders will hold shares in both companies and will then be able to choose which business they want to continue to invest in:

- each company is likely to attract interest from their 'natural' investors – those that appreciate the quality of assets in each business and the market conditions in which those businesses are operating; and
- following the demerger, shareholders will hold shares in both companies. Both companies will be listed on the Australian Stock Exchange, with the possibility of a future listing of Henderson on the London Stock Exchange to broaden its investor base.

Today's announcement is about the company's intention to pursue this strategy. While considerable work has already been done, details of the proposal are still being developed and will be put to shareholders and regulators for approval. The aim is to continue to develop this proposal with regulators and put it to shareholders before the end of this year, with the objective of implementing the demerger by December 2003.

Australian-based business

The Australian-based company will be named AMP and:

- will be a regionally focused wealth management company, with very strong linkages between its wealth management and asset management arms – returning AMP to its roots as a regional business;
- will consist of Australian Financial Services – which includes the Australian and New Zealand financial services businesses, as well as the Indian-based joint venture, AMP Sanmar;
- will also include Henderson's Australian and New Zealand operations and Cobalt/Gordian. This proposal does not change intention to explore options for realising value in Cobalt/Gordian; and

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

- will be a regionally focused wealth management company. It will be well capitalised, target a strong 'A' financial rating, have strong market positions and robust growth potential centred in the Australasian markets; and
- Peter Willcox will be the Chairman of this business and Andrew Mohl will be the CEO of this business.

UK-based business

The UK-based business will be named Henderson and:

- will consist of Henderson's UK, European and North American operations.
- will also include UK Life Services, UK Contemporary Services and AMP's 50 per cent stake in Virgin Money. This proposal does not change intention to explore options for realising value in Virgin Money;
- will be a focused asset management business, with a run-off life business that will provide assets under management, a source of retail customers and capital for growth in the medium to long term;
- will have minimal external debt, a solid earnings base, target a BBB financial strength rating consistent with its run-off business, and strong growth potential centred on the UK, European and US asset management markets;
- will enable a single management view, headquartered in the UK;
- has a highly regarded brand in UK, well positioned to benefit from future industry consolidation; and
- existing AMP Director Pat Handley will be the Chairman. UK-based Directors will also be sought. CEO will be current AMP Director and Managing Director of Henderson Global Investors, Roger Yates.

In terms of UK Contemporary Financial Services (UKCFS), this business has attractive assets, including a specialist pensions business in NPI, which is an increasingly successful player in an expanding market segment. It also includes a market leading IFA in Towry Law and a market-leading, award-winning internet-based business in Ample.

However in light of the changed strategy for the UK businesses, it is no longer appropriate to continue pursuing growth in the UK pensions market. AMP will therefore test the market for interest in NPI and Ample.

Rationale for splitting Henderson Global Investors

Structurally, Henderson UK sits within the AMP UK group of entities. While examining options to change this structure, AMP also reviewed the strategic importance to Henderson of its Australian and New Zealand business, and its connections to its sister wealth management companies in the UK and Australasia.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Overall this review found that the linkages were greater between Henderson and its sister AMP wealth management companies by regional market, than within Henderson internationally:

- Henderson's Australian and New Zealand operations are closely linked to the Australian Financial Services business (which represents about 64 per cent of AMP Henderson's current assets under management); and
- in the UK, Henderson has close linkages with UK Life Services (which represents about 49 per cent of Henderson's current UK AUM).

Historically, the earnings split has been 40:60 Australia:UK. This is currently at 60:40.

The split enables each part of Henderson to pursue separate regional growth strategies more aggressively.

This approach enables shareholders to retain an interest in both parts of Henderson as the long term outlook for asset management remains positive.

Therefore strategically, structurally and operationally, separating Henderson's business along geographic lines is considered to be the best outcome for the new entities.

Elements of the split are yet to be determined including where the Singaporean assets and Private Capital businesses will be positioned in the new structure.

Capital raising

To facilitate the demerger, AMP is undertaking a A$1.5 billion capital raising, comprising a A$1 billion institutional placement and a A$500 million Share Purchase Plan for Australian and New Zealand retail investors. The capital raising has been fully underwritten by UBS Warburg.

The capital raised will be used to:

- repay internal debt between the de-merged entities and reduce the level of external debt. This will eliminate the financial inter-dependencies between the Australian and UK businesses;
- establish the UK-based business on a standalone basis, consistent with a BBB rating; and
- establish the Australian-based business on a standalone basis, consistent with a strong A rating.

No further equity capital raising is required to facilitate the demerger.

To facilitate the bookbuild, on Thursday 1 May 2003 AMP requested a voluntary halt in the trading of its shares, Reset Preferred Securities and Income Securities to enable the capital raising to take place. All securities are expected to re-commence trading on Monday 5 May 2003, following the announcement of the outcome of the capital raising.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

This is a normal request for an institutional capital raising of this nature and ensures that there is no uninformed trading in AMP shares.

A Share Purchase Plan (SPP) will allow AMP's Australian and New Zealand retail shareholders to participate in the capital raising, providing them the opportunity to subscribe for up to A$5,000 of shares in AMP. The SPP will be priced at the lower of:

- the institutional placement price; or
- a 5 per cent discount to the average market price during a 15 day period after the close of the offer.

The offer period is expected to commence 21 May and will close 13 June 2003. The record date will be Monday 5 May 2003. Further details on the SPP will be sent to shareholders.

In addition, the Board has resolved that shares that were allocated to participants and institutional sub-underwriters under the Dividend Reinvestment Plan (DRP) on 28 April 2003 will be repriced at the lower of the DRP pricing and the institutional bookbuild price. Any adjustment will be made through the issue of additional DRP shares to participating shareholders.

Operational update

On 26 February 2003 AMP said that if global markets, particularly in the UK, weakened further or remained at current levels, the group's profitability would be adversely affected.

While markets have recovered in recent weeks, equity markets ended the first quarter of 2003 at lower levels than the final quarter of 2002. Market volatility also continues to impact investor sentiment.

These two factors, combined with traditional first quarter seasonal weakness in Australia, have contributed to lower year-to-date results for all business units.

Business Unit operating margins in the 2003 first quarter totalled A$109 million. Results for UK Life and UK Contemporary Financial Services were particularly hard hit in the quarter by a combination of factors, including the loss of Service Company fee from with-profits funds (A$147 million in 2002 year), temporary cost overhang from the closure of the Direct Sales Force, lower equity markets and actions to reduce equity exposure.

While tough markets are impacting AMP, both the AFS and Henderson businesses remain strong, resilient businesses that will benefit from an improvement in market conditions. AMP continues to manage its business closely to reflect difficult market conditions.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Reducing the equity risk in UK Life Services

Another outcome of the strategic review was to seek a solution to the protection of long-term policyholder benefits and shareholder capital in the UK by permanently reducing the equity market risks in the UK Life Services (UKLS) businesses.

While the derivative strategy put in place continues to provide protection from market volatility, this does not provide a long-term solution. Derivative collars could continue to be used, but this could eventually result in forced sales at lower FTSE levels than present. A longer-term solution was required.

There was a clear decision to be made – either improve the ability of UKLS to manage the equity market risks of its business by increasing its capital base, or reduce the market risk itself by minimising its exposure to equities and more closely matching asset and liability profiles.

A key driver of this decision was the obligation to ensure that the financial health of the life funds and the associated policyholder benefits are protected.

Another driver of the decision was the fact that the risk for shareholders of providing capital so the with-profits fund can stay in equities is unacceptably weighted to the downside. In the absence of a significant policyholder surplus, if equity markets fall, shareholders bear a high proportion of the fall (up to 100 per cent). If equity markets rise, shareholders receive a return that is disproportionately small compared with the risk they are bearing, because a large proportion of the rise goes to policyholders. This makes further investment a high risk, low return use of shareholder capital.

AMP has been progressively selling equities for some time. A strategic decision has now been made to permanently reduce the size of the equity component of the UK investment portfolios supporting with-profits funds. Funds will be reinvested in lower risk portfolios, with corresponding lower volatility and more security for policyholders and shareholders.

AMP will review the role of property within the with-profits funds and the alternative ways in which property investment can be structured.

In the past, this asymmetrical risk for shareholders has been balanced by a number of factors. Life funds have had large orphan estate surpluses, and policy guarantees have been low relative to policyholder assets. These factors have immunised the shareholder against the impact of market falls. This buffer has been reduced by market falls over the past three years and the orphan estate is now almost entirely earmarked to support with-profits guarantees.

Overall, this reduction in equity market risks is a prudent move to protect the long-term interests of both policyholders and shareholders.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Importantly, the changes also create a more stable asset for the new UK-based company, which will release significant amounts of capital over the medium to long term.

Writedowns

As a result of the strategic initiatives and reduction of risk in UKLS, writedowns of approximately £1 billion (A$2.6 billion) are expected, subject to audit and actuarial review. The writedowns were a result of two factors:

- risk reduction initiatives:
  - reducing equity exposure in with-profits funds, leading to writeoff of contingent loans to London Life and National Provident Life (£300 million/A$800 million); and
  - provisioning for potential future losses arising from a range of operating risks within UKLS (£200 million/A$520 million).
- strategic initiatives:
  - writing off most of Towry Law and NPI/Service Company goodwill in response to AMP's new strategy (£400 million/A$1,050 million); and
  - provisioning for UK restructuring and transaction costs (£100 million/A$260 million).

These writedowns eliminate essentially all of the goodwill/intangibles relating to the UK Life business and provide a robust balance sheet going forward.

The embedded value of the UK Life and Contemporary Financial Services business has been revalued post the strategic restructuring and writedowns at around £1.54 billion. The corresponding figure at the end of 2002 was £1.97 billion.

Impact on customers

The demerger proposal will have little impact on Australian and New Zealand customers. AFS remains a well-capitalised, strong and successful business.

In the UK, *the decision to reduce the equity risk in the UK life funds will impact* with-profits policyholders. These impacts will include:

- improved security for policyholder capital and contractual benefits;
- less volatility in underlying investment earnings; and
- a revised bonus philosophy and practice. In general terms, future bonus rates will reflect the returns generated by lower risk investment portfolios. This is likely to mean stable returns that may or may not be higher than equity market returns, depending on the volatility of these markets.

For Henderson clients the proposal will mean the creation of two strong, regionally-focused new companies, which will be able to pursue regional growth in asset management more aggressively. There will be no impact on existing

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

products and Henderson will continue to concentrate on delivering strong investment results and excellent client services.

Impact on employees

As a service company, employees are one of AMP's most valuable assets. Retention of key employees and continuity will be important to the success of both companies in the future.

As details of the demerger proposal are yet to be finalised, it is premature to speculate about possible retrenchments. However in broad terms:

- while a reduction in roles is likely following the demerger, there is also a strong likelihood that new roles will be created.
- in Australia, it is business as usual and there will be no immediate impact on jobs. As the demerger details are finalised towards the end of 2003, some changes will need to be made in key areas of the AMP Group but it is too early to provide details.
- in the UK, Contemporary Financial Services will be impacted by the changes in that business, which are yet to be determined. These changes could also impact UKLS, which provides a number of service functions to its sister business. The relevant union is being briefed and full consultation process will occur as required.

Implementing the demerger

Until the proposal is put to shareholders and the demerger complete, AMP will continue to be managed as one company. It will be business as usual, with a small, dedicated team working on the demerger proposal and transition issues. For the majority of management and staff, the focus will be on business as usual.

Communications plans for key stakeholders including shareholders, customers, planners and intermediaries across all markets will be implemented in the months ahead.

The key steps in 2003 include:

1 May	- Market announcement - Capital raising underway/shares in trading halt
2 May	- Announce allocations for institutional placement
5 May	- Trading in AMP shares re-commences - Dividend Reinvestment Plan settlement at lower of placement prices or April DRP price - Share Purchase Plan record date
15 May	- AMP Annual General Meeting
21 May - 13 June	- Share Purchase Plan offer period
September - October	Announcement of separation details

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

November	Shareholder/court/regulatory approvals
December	Separation effected.

Further Shareholder Information

The AMP Board will ensure that shareholders are kept fully informed about the proposed demerger as further information is available. All shareholders will receive a letter from the Chairman outlining today's announcements, and advertisements will run in Australian and New Zealand daily newspapers over the next few days to explain the changes.

In the interim, shareholders with questions can contact:

Shareholder information line:	Australia:	1 300 135 859
	New Zealand:	0800 448 062
	United Kingdom:	0800 783 3315

Shareholders can also access information about this initiative via AMP's website at www.ampgroup.com.

The shares offered in the placement and the SPP have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration under the Securities Act of 1933, as amended, or an exemption from registration. This announcement is not for distribution or release in the United States.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

39

ASX Announcement

1 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 39/03

For information only

Press releases concerning the credit ratings of AMP Group from:

- **Standard & Poor's; and**
- **Moody's.**

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

STANDARD
&POOR'S

Press Release

AMP Ratings Placed on CreditWatch Negative

Melbourne, May 1, 2003—Standard & Poor's Ratings Services said today that it placed on CreditWatch Negative the 'AA-' insurer financial strength and counterparty credit ratings on AMP Life Ltd., the Australian operating subsidiary of AMP Ltd. AMP Ltd. is a Sydney-based life insurance and funds management group, with operations in Australia and the U.K. At the same time, the 'A-' counterparty credit ratings, and related debt ratings, on AMP Group Holdings Ltd. and AMP Bank Ltd. were also placed on CreditWatch Negative.

The CreditWatch ratings action follows AMP Ltd.'s announcement today that the group will sell its equity investments held in its U.K. operations, and that the group expects a substantial write-down in asset values, a capital raising of A$1.5 billion, and the legal separation of the U.K. and Australian businesses.

"Standard & Poor's will assess the extent to which write-downs will weaken the financial strength of the AMP Ltd. group, and signal lower group earnings going forward," said Kate Thomson, credit analyst, Financial Services Ratings.

"Positive features of the restructuring plan include the influx of fresh capital of up to A$1.5 billion, a reduction in debt improving leverage and interest cover, and reduced equity exposures in the U.K. However, these positive factors are balanced by a reduction in capital resources under the substantial write-downs announced, and some diminution in U.K. operations in a difficult market environment," said Ms. Thomson.

Standard & Poor's believes that should the ratings on AMP Life Ltd., AMP Group Holdings Ltd. and AMP Bank Ltd. be lowered, they would unlikely be lowered below 'A+' for AMP Life and 'BBB+' for AMP Group Holdings Ltd. and AMP Bank Ltd. The ratings for Pearl Assurance PLC (rated 'BBB+'), NPI Ltd. (rated 'A'), and National Provident Life Ltd (rated 'BBB+') will likely be in the 'BBB' range. Standard & Poor's expects to resolve the CreditWatch shortly as more detailed information becomes available.

About Standard & Poor's

For more information contact:

Kate Thomson, Financial Services Ratings
(61) 3 9631 2104 Tel
Michael Vine, Financial Services Ratings
(61) 3 9631 2102 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

Moody's Investors Service

Global Credit Research
Rating Action
30 APR 2003

Rating Action:

MOODY'S PLACES RATINGS OF AMP GROUP UNDER REVIEW FOR POSSIBLE DOWNGRADE; IFSR'S OF UK ENTITIES DOWNGRADED TO Baa1 FROM A3

New York, April 30, 2003 – Sydney, May 1, 2003 – Moody's today placed the ratings of the AMP Group's Australian businesses (Aa3 IFSR at AMP Life) and debt guaranteed by the interim Group holding company (AMP Group Holdings Ltd - A3 senior debt and see ratings list) under review for possible downgrade. The ratings of AMP's UK life insurance entities were downgraded to Baa1 from A3 and were placed under review for possible further downgrade. Ratings for AMP Bank (A3 senior debt and see list) and commercial paper of the Group (P-2) are also placed under review for possible downgrade.

The ratings change and review follows the announcement by AMP today of its intention to raise new equity capital (A$1.5 billion). The equity-raising is part of a demerger plan through which the existing AMP Group will, over time, be replaced by two separate and distinct groups. The demerger process will see two new listed groups created to hold the businesses of the current AMP Group – one group containing the majority of the UK businesses (UK plc), and the other retaining the Australasian businesses of the group (new AMP). Following the demerger process, both groups will be operationally and financially independent.

The separation of the UK and Australian businesses will enable an increasing focus in the UK on the efficient capital management of the run-off and contemporary life and asset management businesses. Consequently, and reflecting this change in business strategy, the Group has also announced significant write-offs to UK-related assets. At the same time, to support a relatively stable run-off of UK plc and to ensure separation of the businesses, all intra-Group debt will be repaid, leaving the new UK businesses with no external debt liabilities. All current Group debt obligations will become obligations of 'new AMP'. In addition, some existing external Group debt is planned to be repaid using equity-raising proceeds.

Commenting on the ratings review for the Australian-based businesses (new AMP), Moody's added that the review for possible downgrade will focus on the significant executional transactions necessary to complete the capital raising and demerger process, as well as the considerable change in new AMP's risk and financial profile on the successful completion of the process. Moody's review for possible downgrade is predicated on the full underwriting of the proposed A$1.5bn equity issue. In addition to the success of the underwritten equity-raising, the successful reduction of new AMP's external debt position, using equity proceeds, is regarded as critical, added the rating agency. Negative rating actions could be likely if the proposed equity raising is unsuccessful, if successful legal and regulatory demerger of the businesses is not achieved, or if new AMP's debt position is not successfully materially reduced.

Commenting on the one-notch downgrade and review for further possible downgrade for the ratings of AMP's UK life operations; Moody's added that these ratings had previously benefited from a degree of implicit ratings support which, post-transaction, will no longer be present. Although Moody's recognises the positive benefits of the deleveraging or debt reduction for the UK businesses, Moody's notes that post de-merger the UK entities will be self-reliant for capital. In addition the proposed de-risking of the UK life funds, in particular reduction in equity exposure, could in the long-run lead to lower levels of policyholder returns. Moody's review will therefore focus on the stand-alone capital quality of these entities, as well as the prospects for future policyholder returns.

In terms of the ratings for AMP Bank, (see list below), Moody's commented that AMP Bank's debt and deposit ratings rely heavily on credit enhancement derived from its parent company, AMP Limited. As such, the review for possible downgrade for the Group's debt is reflected in the ratings of the Bank.

The AMP Group, headquartered in Sydney, Australia, had total assets of A$158 billion as at end 2002.

The following ratings were placed under review for possible downgrade

AMP Life Ltd

Aa3 insurance financial strength

AMP Group Holdings Ltd

A3 senior debt

AMP (UK) Finance Services plc

A3 senior debt

P-2 commercial paper

AMP Group Finance Services Ltd

A3 senior debt

Baa1 subordinated debt

P-2 commercial paper

AMP Henderson Global Investors

Baa2 preferred stock

AMP Bank

Long-term deposit rating at A3

Long-term senior debt at A3

Long-term issuer rating at A3

Long-term subordinated debt at Baa1

Long-term junior subordinated debt at Baa1

Short-term deposit rating at Prime-2

Other short-term obligations at Prime-2

GIO Finance Limited

Baa3 senior debt

P-2 commercial paper

The following ratings were downgraded and placed under review for possible downgrade

Pearl Assurance plc

insurance financial strength to Baa1 from A3

National Provident Life

insurance financial strength to Baa1 from A3

NPI Finance plc

subordinated debt to Baa3 from Baa2

The following rating was confirmed

AMP Bank

Bank financial strength rating at D

Sydney
Jennifer Elliott
Managing Director

Moody's Investors Service Pty Ltd
612 9270 8100

London
Simon Harris
VP - Senior Credit Officer
Financial Institutions Group
Moody's Investors Service Ltd.
44 20 7772 5454

AMP

ASX Announcement

2 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 40/03

Appendix 3B - New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,083
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	952 shares @A$17.85 per share; and 131 shares @A8.5394 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 952 shares were issued pursuant to the AMP International Employee Share Ownership Plan; • 71 shares were issued as pro rata bonus shares under the AMP Reward Share Plan; and • 60 shares were issued pursuant to the AMP Employee Share Acquisition Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 May 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,189,823,979 + 1,083 -------------------- 1,189,825,062	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 2 May 2003: 33,847,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 May 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

41

ASX Announcement

2 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **41/03**

Not for release or distribution in the US

AMP announces successful completion of institutional component of capital raising

AMP Limited has today announced that it has successfully raised approximately $1.2 billion through an institutional placement of 222,222,222 shares at an issue price of $5.50 per share.

Shares were placed to Australian and international investors with the final price for the placement being set via a global two day bookbuild.

AMP Chief Executive Officer Andrew Mohl said: "We are very pleased with the response from our institutional investors, which we believe underscores support for our recently announced demerger plans."

As previously announced, AMP's shareholders will have the opportunity to participate in the capital raising via a Share Purchase Plan (SPP). This will provide eligible shareholders with the opportunity to subscribe for up to $5,000 of ordinary shares.

The SPP will provide the vast majority of AMP's Australian and New Zealand retail shareholders with the opportunity to subscribe for a higher number of shares than would have been the case under a traditional rights issue.

Shareholders who participate in the SPP will receive the new shares at the lower of the Institutional Placement price of $5.50 or a 5 per cent discount to the average market price during a 15 day period after the close of the offer.

Shareholders will be eligible to participate in the SPP if they are registered holders of fully paid ordinary shares in AMP with addresses in either Australia or New Zealand at the close of business on 5 May 2003.

The SPP has been underwritten to a level of $500 million. The maximum amount to be raised under the SPP is $750 million, subject to the Australian Stock Exchange approving a variation to an existing waiver. To the extent that subscriptions under the SPP exceed $500 million, AMP will reduce its next Dividend Reinvestment Plan (DRP) underwriting by an equivalent amount.

The SPP offer period is expected to commence 21 May 2003 and close 13 June 2003. Further details will be sent to shareholders shortly.

AMP confirms that shares that were allocated to shareholders who have participated in the DRP and institutional sub-underwriters will be repriced at $5.50. Adjustment will made through the issue of additional DRP shares only to participating shareholders and institutional sub-underwriters.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

The shares offered in the placement and the SPP have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration under the Securities Act of 1933, as amended, or an exemption from registration. This announcement is not for distribution or release in the United States.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

42

ASX Announcement

2 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **42/03**

AMP Limited - notice under paragraph 5 of Category 1 of Schedule C to ASIC Class Order 02/1180

AMP Limited (ABN 49 079 354 519) ("**AMP**") previously announced the issue of ordinary shares under its Dividend Reinvestment Plan ("**Plan**"). The ordinary shares issued under the Plan were quoted on the ASX today.

This announcement is provided for the purpose of confirming with ASX the satisfaction by AMP of all requirements under paragraph 5 of Category 1 of Schedule C to Class Order 02/1180 ("**CO 02/1180**").

For the purpose of paragraph 5 of Category 1 of Schedule C to CO 02/1180, AMP confirms that all information of the kind that would be required to be disclosed under subsection 713(5) if a prospectus were to be issued in reliance on section 713 in relation to an offer of ordinary shares in AMP has been disclosed to ASX.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

43

AMP

ASX Announcement

5 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 43/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of last notice	4 April 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	392 shares were issued to Mohl Invest Pty Ltd ATF Mohl Super Fund under the AMP Dividend Reinvestment Plan.
Date of change	28 April 2003
No. of securities held prior to change	• 122,043 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,000 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Class	Ordinary shares
Number acquired	392
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$7.6383 per share.
No. of securities held after change	• 122,043 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,392 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

44

ASX Announcement

6 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 44/03

Appendix 3B - New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	222,222,222
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	*Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?* If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes -
5	Issue price or consideration	A$5.50 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares are to be issued under an institutional placement advised in a Demerger and Capital Raising Announcement made to ASX on 1 May 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 May 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,189,833,136 + 222,222,222 ------------------- 1,412,055,358	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Total no. issued as at 6 May 2003: 33,847,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 May 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

45

ASX Announcement

8 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **45/03**

AMP to withdraw resolutions from Annual General Meeting

AMP has today announced that it will withdraw the resolutions relating to the equity-based components of the remuneration packages of its two Executive Directors at its Annual General Meeting (AGM) next week.

AMP was seeking approval in relation to the equity-based components of the remuneration of Chief Executive Officer Andrew Mohl and Managing Director of Henderson Global Investors, Roger Yates, at its AGM on 15 May 2003.

AMP Chairman Peter Willcox said that in light of the demerger proposal announced last week, it was no longer appropriate to seek approval for the resolutions. The resolutions related to incentives based on AMP's performance for periods up to 2005–06.

The proposed resolutions were set out in Item 3 of the AGM Notice of Meeting. The resolutions relate only to the share-based components of Mr Mohl's and Mr Yates' packages.

"The company has been reviewing these resolutions this week, in consultation with some of our investors, and has taken the decision to withdraw them," Mr Willcox said.

"There were a number of complex legal and contractual issues to consider. In particular, Mr Mohl and Mr Yates have contractual entitlements and the company will now need to consider alternative short and long-term incentives."

Mr Willcox said that a number of investors had indicated their support for long-term incentives that aligned the interests of management and shareholders.

He said that remuneration packages for executives in a demerged entity would be considered by the Board of Directors as part of the overall proposal.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Any equity-based components of remuneration in the new demerged entities will be subject to necessary shareholder approval at the appropriate time.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

46

AMP

ASX Announcement

12 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 46/03

Appendix 3B - New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,560,409
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Additional shares were allocated to shareholders who have participated in the Dividend Reinvestment Plan and the institutional sub-underwriter after a repricing of the DRP issue at $5.50 per share pursuant to the completion of the institutional component of the Capital Raising Announcement lodged with ASX on 2 May 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 May 2003

8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
1,412,055,358 + 7,560,409 ------------------- 1,419,615,767	

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 12 May 2003 33,847,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 May 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

47

ASX Announcement

12 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **47/03**

New date for dispatch of Dividend Statements

AMP today advised that it has received approval from the Australian Stock Exchange to delay the mailing of Dividend Statements to shareholders who participated in the Dividend Reinvestment Plan (DRP) for AMP's 2002 final dividend.

The date for mailing has been extended until 19 May 2003 instead of 12 May 2003 as required under the listing rules.

The delay has been caused by the repricing of shares issued under the DRP to $5.50 per share. This represents the price at which shares were issued in the A$1.2 billion institutional placement announced by AMP on 2 May 2003.

Shareholders can contact the AMP shareholder information line on 1300 65 44 42 if they have any questions.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

48

ASX Announcement

12 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **48/03**

Notice under paragraph 5 of Category 1 of Schedule C to ASIC Class Order 02/1180 relating to Placement

AMP Limited previously announced the successful placement to institutional investors of ordinary shares raising approximately A$1.2 billion. The ordinary shares issued in the placement are expected to be quoted on the Australian Stock Exchange (ASX) today.

This announcement is provided for the purpose of confirming with the ASX the satisfaction by AMP of all requirements under paragraph 5 of Category 1 of Schedule C to Class Order 02/1180 ("CO 02/1180").

For the purpose of paragraph 5 of Category 1 of Schedule C to CO 02/1180, AMP confirms that all information of the kind that would be required to be disclosed under subsection 713(5) if a prospectus were to be issued in reliance on section 713 in relation to an offer of ordinary shares in AMP has been disclosed to the ASX.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

49

AMP

ASX Announcement

14 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **49/03**

AMP response to ratings announcement

AMP notes the ratings actions announced today by Standard & Poor's (S&P).

AMP Life has been lowered to A+ from AA-; AMP Group Holdings and AMP Bank to BBB+ from A-; Pearl Assurance and National Provident Life Ltd (NPLL) to BBB from BBB+; and NPI Ltd to BBB+ from A. The outlook for all entities is negative.

The actions bring AMP into line with the ratings it is targeting for its two separate businesses, as announced on 1 May 2003.

AMP plans to create two regionally-focused entities through a demerger. The 'new AMP' will consist of Australian Financial Services (which includes New Zealand), Henderson's Australian and New Zealand operations and Gordian/Cobalt. The 'new Henderson' will comprise Henderson's northern hemisphere asset management operations, UK Life Services, UK Contemporary Financial Services, and AMP's stake in Virgin Money.

The new AMP is targeting a strong 'A' rating and new Henderson a 'BBB' rating.

Chief Executive Officer Andrew Mohl said AMP was targeting these levels as the most appropriate ratings for the two new entities, given the need to balance the differing requirements of debt and equity holders.

"We remain confident that the demerger will create two strong companies and is the best long term solution for shareholders," Mr Mohl said.

"While we understand that S&P has taken execution risk into account in this ratings action, our focus is now fully on successful implementation.

"When the demerger is completed, we expect the ratings on all entities to stabilise."

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

In the Australian business, AMP has held market share and operating earnings despite adverse conditions, confirming the underlying strength of this business.

In the UK businesses, the ratings impact is minimal given the revised status of the business. Both Pearl and NPLL are in run-off, while AMP is currently seeking expressions of interest in the NPI business.

The more important measure for AMP in its UK life businesses is regulatory solvency. AMP continues to meet all regulatory solvency requirements and the recently announced actions to reduce equity market risk are further improving the resilience of the life funds.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

50

AMP

ASX Announcement

15 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **50/03**

Part One: AMP 2003 Annual General Meeting

Part Two: Chairman's Address

Part Three: CEO's Address

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

15 May 2003

AMP 2003 Annual General Meeting

AMP's Chairman Peter Willcox today told shareholders at the company's Annual General Meeting that the demerger proposal announced on 1 May 2003 was the best solution to the deep-seated structural problems that had developed in the UK over the past ten years.

Mr Willcox said that booming share markets through the 1990s disguised the industry-wide problem, which became apparent when the UK market dropped by almost half over the past two and a half years.

"This was not an AMP-specific problem or a problem of an Australian company going offshore," Mr Willcox told shareholders.

"This was a systemic industry problem that has caught most in the UK life insurance industry off guard. Few people expected the UK share market to go down so far or stay there so long."

Mr Willcox told the meeting that ultimately Boards are accountable for the strategic direction of companies.

"That is why this Board has accepted that accountability and taken action to fix these long-standing structural problems, despite the short-term pain our solution involves. We are taking action to make sure this problem does not re-occur," he said.

Mr Willcox also told shareholders that they had made their frustrations very clear to him.

"You have every right to be disappointed, as I am, about the loss of value that has taken place in this company over the past few years," he said.

Both Mr Willcox and the Chief Executive Officer Andrew Mohl addressed concerns about the disclosure of the demerger proposal and the attendant capital raising and writedowns.

"We know the timing of the disclosure has been the subject of much debate," Mr Mohl said.

"This ranges from those who argue that we should have disclosed our broad thinking a lot earlier to those who argue we should have disclosed much greater detail a lot later.

"We made full disclosure as soon as we had made our decision.

"Both the writedowns and the equity capital raising we have announced are direct consequences of our change in strategy."

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Mr Mohl said that it was important to understand that the writedowns had no impact on AMP's regulatory solvency in either Australia or the UK.

He said that annual insurance returns filed with the Financial Services Authority in the UK confirm that all AMP's UK life companies met regulatory solvency requirements at 31 December 2002, and continue to meet these requirements today. AMP plans to make these returns available on its website.

Mr Mohl told shareholders that sustained harsh market conditions were continuing to impact the company's underlying earnings.

Overall, underlying earnings in the first quarter of 2003 were A$146 million or around A$600 million per annum. This compares with A$883 million in 2002.

He said that this earnings reduction had underpinned the pricing of the institutional part of the capital raising.

Mr Mohl concluded: "When I look back at what has been done in this period, I know we have taken the right action. The situation we are facing was inevitable and had to be resolved, sooner or later.

"I am acutely aware of the impact of our decisions on shareholders, large and small.

"It would have been easy to do nothing and hope for the best. I know some of our investors would have preferred this.

"But doing nothing would have been the worst thing to do - it was likely to lead to a continuing and probably increasing erosion of value and shareholders would have remained exposed to the ongoing and unpredictable volatility in UK markets."

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Address by AMP Chairman Peter Willcox to the 2003 Annual General Meeting

Introduction

I have been advised by the Company Secretary that a quorum is present and so I will now formally open the 2003 Annual General Meeting of the shareholders of AMP Limited, and welcome you here today.

The purpose of this meeting is to provide a forum for the shareholders of AMP to ask questions and make comments on the accounts and reports for 2002, to elect Directors and to approve or reject a number of other resolutions as set out in the Notice of Meeting.

I would also like it to be an opportunity for you as owners of the company to express your views to the Board and management and through me to question us.

I would like to conduct the meeting in much the same way as I conduct Board meetings and that is to encourage a free discussion and expression of views as long as it is relevant to the affairs of your company and it respects the views of others

I would like to give as many people as possible and who want to, the opportunity to speak. To do that will take some discipline on my part and on yours, and I ask you for that favour.

I appreciate the time and effort many of you made already to give me your views, through your letters, emails, faxes and phone calls. I do read and listen to all of your concerns and I reflect your views when we are making decisions in the Board.

Our agenda today looks like this. Firstly, there will be a review given by myself and Andrew of how we got to where we are and what we are doing about it. Then we'll come to the items of business. Item 1 is the Financial Statements and Reports. Item 2 will be the election of directors and the last item will be amendments to the constitution.

Let me make some brief remarks about Item 3 of the Notice of Meeting which set out proposed resolutions relating to the equity components of Andrew Mohl's and Roger Yates' remuneration packages.

As we recently announced, the Board is no longer seeking shareholder approval at this meeting for those proposed resolutions as we no longer believe it is appropriate to do so in light of the demerger proposal, which Andrew and I will talk more about later.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Accordingly, when we reach Item 3 of today's agenda, I expect that the meeting will allow those proposed resolutions to lapse. If necessary, formal motions will be moved to proceed to Item 4. Therefore, there will be no discussion on Item 3 at that time.

However, I am aware that some of you may nevertheless wish to make comments on executive remuneration and I will give you that opportunity during today's first item of business. I also plan to use this item for more general discussion of the company's affairs or the conduct of the Board or of management.

I must stress that we are not meeting today to approve or reject the proposal to demerge AMP's businesses. We will hold another meeting of shareholders to do that later this year, after you have all received much more detailed information about the proposal and have had a proper opportunity to consider its merits.

However, again in Item 1, we will answer questions you have at this time about this proposal.

I have been Chairman of AMP for 11 weeks, after joining the Board last September. I have spent much of that time talking to and listening to the owners of this business, large and small. Throughout these discussions, your frustrations have been made very clear to me.

Understandably, you are upset and in many cases angry about

- the substantial fall in the share price over the past 18 months
- about the payouts made to former CEOs and management
- about being held hostage to the UK stock market
- and about the writedown announced in December and followed again last week by our foreshadowing further writedowns and a capital raising.

You have every right to be disappointed, as I am, about the loss of value that has taken place in this company over the past few years.

Background

Before taking you through what we have done and we are proposing to do about it, let me answer the questions I've been asked most often.

Firstly, what went wrong? Secondly, why wasn't it fixed and who's responsible? And, as of last week, why is this restructuring with further writedowns and capital raising needed?

First, what went wrong?

This is possibly the most important thing I have to say today because it helps set up the rationale for the restructuring.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

From your reaction last week, we need to do a better job of explaining that. This is not surprising, as it took the Board many weeks and meetings to understand what was needed and why. Then we had to disclose this decision straight away. It was a lot to digest in one hit.

The issue of what went wrong is very complex and I will try to explain it as plainly as I can. As you will see, put simply, AMP had too much of your money in the wrong business, at the wrong time, in the wrong place.

About 10 years ago AMP entered a market that had hidden structural flaws, with a much higher risk:reward skew than was ever appreciated. What do I mean by that?

Well, all of us have a picture in our mind of AMP – for more than 150 years, an Australian company that could be trusted to take care of the savings of Australians and New Zealanders.

It is still that company but starting with the London Life merger in 1989 and the acquisition of Pearl in the UK in 1990, it started to be another sort of company as well – effectively a British life insurance company.

By the end of the 20th century three years ago, following other acquisitions like National Provident Institution (NPI) in 2000, it was actually more a British life insurance company than an Australian one. Because twice as much of AMP's capital was in the UK compared with Australia.

For many years that was alright because being a UK life insurance company was a very good business. Basically, AMP received money from policyholders and in return guaranteed to make payments to those policyholders over many years into the future.

These capital guaranteed products were not priced to cover the risk of those guarantees. Instead, those risks were covered by the huge surplus capital that had been built up in our UK life funds over the years, particularly in boom share markets.

For many years that was fine – in fact, a great business because the UK stock market boomed through the '90s, tripling in value. As markets were booming, life companies were writing large volumes of business and earnings were looking impressive. This was all contributing to the accumulated surpluses in our funds.

It was a great business because the earnings on that surplus - which was not AMP's capital - went 90% to the policyholders in bonuses and 10% to AMP, the shareholder, in profits.

Underlying this great business however was an unanswered question and a risk – what would happen if stock markets fell dramatically?

Well, even then, as long as adequate surpluses remained, any loss in earnings was also taken 90% by the policyholder and 10% by AMP. A significant fall in the market would temporarily reduce earnings but would not be critical unless the surpluses fell below the required minimum level.

However, there seemed little likelihood of that since the surplus built up over the boom years was so large. It would have taken a 50% fall in the UK stock market to do that.

Unfortunately, that's exactly what the UK stock market did - not all in one go, but over a period of two years.

When markets fell, those surpluses shrunk to the point where shareholders were required to top them up. AMP had to put more shareholder capital in to get back above the required minimum level – £500 million or about A$1.4 billion of shareholder capital.

What made the situation worse was the risk:reward pay off. If the market goes up, shareholders get only 10% of the benefit, while policyholders get 90%. That makes it a high risk, low return use of shareholder capital.

So, to come to the second question, why wasn't something done as the market fell? I believe because through year after year of a booming share market the risks were not obvious and there was no incentive and apparently little need to interfere in a successful business in a competitive industry where this was the norm.

As the market fell, there would have been the temptation to agree with the 'experts' that the market would bounce back as it appeared to do again and again.

Also, as you saw from our announcement last week, changing strategy is very painful and in the short term can make you very unpopular.

Falling markets led to lower profits for UK life insurance companies and falling share prices for UK life insurers. This chart shows the AMP share price behaviour compared with two typical large UK life insurers – Prudential and Aviva (which is the combination of Norwich Union and Commercial Union). We and they saw 60% of our share price disappear over this period.

So this was not an AMP specific problem or a problem of an Australian company going offshore. This was a systemic industry problem that has caught most of the UK life insurance industry off guard. Few people expected the UK share market to go down so far or stay there so long.

Which is why I said AMP had too much money in the wrong business at the wrong time in the wrong place.

So who was responsible?

Ultimately, Boards are accountable for the strategic direction of companies. That is why this Board has accepted that accountability and taken action to fix these long-standing structural problems, despite the short term pain our solution involves. We are taking action to make sure this problem does not re-occur.

Initial actions
So what have we done?

As I mentioned, I joined the Board last September and Andrew become CEO shortly afterwards. At that time, the Board agreed with Andrew that there was an urgent need for him to assess our situation, particularly in the UK and take action as quickly as possible to protect the value of our businesses.

In spite of the complexity of that task, just eight weeks after becoming CEO Andrew delivered his initial report, on December 4, looking at our business units and functional areas.

That initial assessment was extremely serious, particularly as it included writedowns on the goodwill of our UK businesses of about $1.2 billion. This in turn led to the full year loss of $896 million reported in the accounts.

The steps Andrew and his team took then were the right ones.

- To separate our new UK businesses which did not contain guarantees from the old business which did
- To stop taking any new customers into the old guaranteed business
- To put protection in place against further falls in the UK stock market
- To close the international division
- To restructure the Australian business, including the bank
- To reduce the size of the corporate office by about a third.

These actions had to be taken quickly and decisively. And they were.

New Board
At the end of February this year, after this initial assessment and action, I was asked to take over the Chairmanship of the Board. At the same time it was decided to build a new Board.

We needed new Directors so that we could take a fresh look at our circumstances, and to work with the management team on their strategic review of the Group.

We also needed to balance the injection of fresh thinking with the relevant experience and understanding of AMP that existing Directors held, which is why I asked a number of those Directors to remain and I appreciate their agreement to do so through a very difficult period.

We set new ground rules for the performance and remuneration of the AMP Board. These steps included the abolition of retirement allowances for new directors and seeking approval at today's meeting for an effective nine year time limit on tenure. I will talk a little more about these changes later on.

Payout to former CEO
The Board had some fires to put out as well. In our first weeks, we took action to settle a number of outstanding issues, including the termination payout to the former CEO. We made a decision we believe is in the interests of our shareholders and we are standing firm on that decision.

We have paid Mr Batchelor what we considered to be a fair amount in lieu of notice. Since Mr Batchelor does not agree that the payment was fair, he may initiate court proceedings although he has not done so as yet.

In this, as in all matters, we are determined to defend your interests vigorously.
Some shareholders have questioned the need for any payment at all in the circumstances. We are required to honour our legal obligations to our employees, which we believe we have done in this case.

Demerger proposal
While the Board was tackling these issues, Andrew and his team began a broader and deeper review of the company to position it to avoid a repeat of our problems. They were looking at how our businesses worked together to create value and they were consulting with us along the way.

As we dug deeper into our situation, we began to realise that while the steps taken in December were right, we needed to go further to protect your interests and create a structure that would be more certain to deliver value over the medium to long term.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

We had three fundamental issues to manage. First, we had to find a permanent solution to share market risks in our UK life and pensions business. Second, we had to protect our quality assets and brands in Australia and the UK. Finally, we had to determine how we could create the best value from our businesses and provide investors with a clear choice about investing in those businesses.

First the UK share market risk. Remember, I said that the profits or losses on any surplus of assets over liabilities were split 90% to the policyholder and 10% to the shareholder. Once that surplus had shrunk the risks moved radically against the shareholder – against us.

You must make sure that you don't fall below the required minimum. To do that, you could choose to:

- be largely out of shares or have other protection in place, so that there is no risk of further falls

or

- the shareholder must put in more capital to bring the assets back up to the required minimum.

  The problem with this is that if you put more capital in and the market falls, for every dollar the shareholder has put in, he or she loses the dollar. But if the market rises, the shareholder only gets 10c on the dollar.

In a game with the dice loaded against you in this way, the arithmetic says that you have to have more than a 90% certainty that the market will rise to justify investing that dollar – otherwise you will make a loss.

Even if markets do rise, you have to know they won't fall again and give you the same exposure. Regardless of your views on where markets are going to go, it would be irresponsible for us not to look at fixing this.

That leaves only the other alternative – get out of shares. In practice that actually means holding only a small amount in shares.

That one decision – to get out and stay out of shares - changes all the assumptions used to value our businesses and even it we did nothing else, this decision alone would trigger a writedown. In other words, it will produce a less risky business, but a lower value one.

That addressed the first issue – how to find a permanent solution to UK share market risks. The other issues were how to protect our assets and brands in Australia and the UK and how to get most value out of these businesses.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Our review showed us clearly that our businesses were not benefiting by being part of the same Group. In some cases, they were actually being disadvantaged. Our problems in the UK were hurting our Australian business and our problems in Australia were hurting our UK business.

The solution developed by management and the Board was to separate the Australasian and UK businesses into two listed new companies. Under this proposal, AMP shareholders will have shares in both companies and can choose which to hold.

We decided that to attempt to tough out the situation, to do nothing and, as was done in the past, pin our hopes for recovery on share markets improving and never falling again to the same extent was not an acceptable option.

So we canvassed every sensible option we could think of to fix this problem once and for all.

The Board firmly believed we needed to take action to reduce the risks the company faced and to deliver shareholder value over the medium to long term.

This solution did not come without a necessary amount of pain – we needed to raise capital to do it - but a painless solution did not exist. Not if we really wanted to fix this problem rather than leave it smouldering for you.

I know it came as a shock because, as I said previously, it took us many weeks of work to get to this solution. And it was presented to you in one hit.

Disclosure

There have been many questions about the timing of our announcement on May 1. I can tell you that until the conclusion of the Board meeting late the night before we made our announcement, there was no certainty about the course of action we would be taking because we did not want to close out any option until it had been thoroughly examined.

The option finally chosen, although the one that was clearly the best, required a significant number of things to be achieved at the same time.

We announced our decision as soon as we made it.

It was a complex announcement because a major change in strategy has many implications – for example, on the amount of risk we are prepared to bear in the company, the carrying value of our businesses and the amount of capital needed.

But let me be clear on this very important point: it was the fundamental change in our strategy that precipitated both the writedowns and the need to raise new equity capital.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Capital raising
But on the issue of our capital raising let me say that we have made very strenuous efforts to ensure that the vast majority of our shareholders have or will be given the opportunity to participate in either the institutional placement or share purchase plan. If you do participate, the price you will pay will be at or below the $5.50 paid by institutions.

At the same time as the capital raising, we repriced the Dividend Reinvestment Plan to $5.50 a share. The 340,000 shareholders who participate in the DRP will be receiving additional shares as a result of that repricing.

In summary, the past six months and especially the last six weeks have been very difficult, because we have been confronting deep-seated, structural problems that have been 10 years in the making.

We need to solve those problems and do our best to make sure they never happen again. That's what our restructuring proposal is about.

When you strip away all the noise, the facts about our company today are:

- we have a quality wealth management business in Australian Financial Services, with the largest planner force in Australia, a valuable brand and a strong customer franchise . We deal with about 1 in 5 adults in Australia

- we have a resilient asset management business in Henderson, with about $250 billion in assets under management

- we have a UK wealth management business that has some attractive assets and the ability to release substantial capital over the medium to long term – especially now that we have reduced the share market risks in that business.

This is what we need to protect and build on and this is what our restructuring proposal will do.

Board changes
Before we move on to the formal items of business, let me recap some key points about the Board and the changes we have made.

As I have said, when I became Chairman at the end of February there was a general recognition that we needed to renew the Board, bringing fresh views in while balancing that with the need to retain corporate memory and experience in AMP and to allow an orderly transition.

To facilitate this, the Board gave me as new Chairman the mandate to build a new Board. Five out of seven non-executive directors elected to retire over a period of six months.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Stan Wallis, Tricia Cross and Paul Mazoudier have already retired. Ian Renard and Sir Malcolm Bates will retire in August.

I asked two directors to remain as we built a new Board. I asked Richard Grellman since he chairs the audit committee and as events have shown, experience and expertise in this highly complex area was and still is critical to us.

Richard has been criticised because we've had to write down the value of our businesses. I have demonstrated in my earlier discussion that Richard did not cause the writedowns. He and his committee did the job diligently in assessing and reporting on the balance sheet impact of our decisions. I also asked Lord Killearn to stay because he is UK-based and chairs Henderson.

With the demerger proposal, of course, we will be looking for additional directors who have the qualities needed to serve on the boards of the two new companies.

We will construct the best boards possible for these new companies and details of those boards will be included in the information to be provided to shareholders later in the year as part of the approval process.
In the interim, we have some very important and complex work to do in finalising all the proposal details. In particular, we will need to deconstruct our current balance sheet and develop two new balance sheets for the new companies.

We also have some intricate issues in the UK to resolve to establish the new UK based company. That is why I have asked both Richard Grellman and Lord Killearn to stay on the AMP board through this very challenging period and I am grateful that both agreed.

In choosing new Board members I was concerned to find people who had:

- first, experience in some part of the financial services industry; and
- second, experience of being senior executives of substantial businesses.

I believe we were very fortunate in finding Meredith Hellicar and Pat Handley, both of whom possessed all of those qualities. Equally important, both Meredith and Pat have had experience in the sort of turnaround situations we are working on at AMP.

They were appointed within five weeks of my appointment for two reasons:

- we wanted the benefit of their advice
- and we wanted shareholders to vote on their appointment at this AGM rather than wait a year.

As I have outlined in the annual report, we have also set new ground rules for the performance and remuneration of the AMP Board.

These steps include:

- abolishing retirement allowances for new non-executive directors. Directors will receive only their fees and they will be required to sacrifice one third of these fees to purchase AMP shares which they must hold until their retirement. We believe this will give directors a strong alignment with the long-term interests of shareholders.

- seeking shareholder approval at today's meeting to amend AMP's Constitution so that no director will be able to serve longer than 9 years unless he or she stands for election each year. A term longer than 9 years would be recommended to you only in extraordinary circumstances.

- designing a rigorous performance appraisal system for individual directors and for the Board as a whole.

- and simplifying the Board structure.

The Board now comprises nine members and will be reduced to seven members in August. All seven of these directors are standing for election by you today and will be dealt with under item 2 of our items of business.

One of those standing for election today, of course, is me. I know there are some concerns about the fact that I chair both this Board and the Board of Mayne.

When I became chairman of AMP, I removed myself from all other Boards except Mayne, so that I now serve on only two boards. I do not intend to go on to any other Boards while I hold these two Chairs.

I would not offer myself for election today if I did not believe I was able to do the job in your best interests.

In addition to the new Directors standing for election and the Directors retiring and standing for re-election, Stephen Mayne has nominated himself for election.

While I enjoy the way Stephen holds Boards to account, I do not believe he has the depth of experience or the qualifications we critically need on this Board. For that reason I do not support his election and have stated clearly in the Notice that I will use the undirected proxies I am holding today to vote against his candidacy. You will have the opportunity of hearing from Stephen himself when we get to item 2.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Before we move to the items of business, let me say a few things about how I propose to handle your questions.

I know you have valid concerns and while, in many instances, there are no simple answers, we will do our best to answer them in a clear and concise way.

So that we have the opportunity to hear from as many shareholders as we can today and to be fair to everyone at the meeting, I encourage you to be as succinct as possible in your questions and comments. I will also try to be concise but complete in my answers.

I am prepared to let the meeting run for as long as necessary while the discussion is meaningful and relevant. However, I am also conscious that if we could finish today, it would be good for those shareholders who have travelled long distances to be here and those who might not be available to attend tomorrow.

Irrespective of the proxy outcome, I encourage you to vote on all issues as this is an important way of letting the Board know your views so that we can take them into account.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

CEO's address to AMP shareholders at the 2003 Annual General Meeting

Introduction

I knew when I accepted the Board's offer to take up this role that I had a tough job in front of me. I didn't realise quite how tough it was going to be – but that didn't matter as far as I was concerned.

I wanted to be part of the team that turned this company around and helped it realise its full potential.

I took personal responsibility and accountability for that. And despite everything that has ensued, I don't regret it.

I know my management team feels the same way.

Shortly after I took over as CEO, I made significant changes to the senior executive team. Of the new team of 11, only four were on the team a year ago.

The first priority of this new team was to significantly tighten control of the business. We took quick action to:

- separate the UK business into old and new, so we could clearly understand and manage the risks
- put protection in place for our UK life capital position
- close parts of the business that were unprofitable
- cut costs across the Group
- and restructure the bank to release capital.

As a management team this put us in much better control of the businesses we had inherited.

But we were disappointed in January when we had to announce a UK earnings downgrade for the 2002 year.

We initiated a major review of the Group as a whole and during March and April it started to become clear that we needed to take more radical action.

This led to the development of the strategic pathway that we are recommending to demerge AMP.

It has involved intense strategic planning and interaction with the Board, development of an alternative strategy for UK Life funds, the largest capital raising of its kind, interactions with credit rating agencies and regulators in Australia and UK, all delivered within an extraordinarily tight timetable and without a leak in the process.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

As the Chairman has outlined, AMP's problems have been deep-seated and are essentially about being in the wrong business in the wrong place at the wrong time.

The management team of today that I lead has been doing its utmost to address this on your behalf.

So let me now take you through the details of what we are proposing, tell you how we will manage the business through this process to protect it from disruption and update you on our current business performance.

Demerger

In essence, what we are proposing is the creation of two regionally focused wealth management businesses listed on the Australian Stock Exchange.

The Australian-based company will be the new AMP. In effect we are bringing AMP back home. It will hold all our strong and successful Australian and New Zealand businesses.

If re-elected by you today, the Chairman will be Peter Willcox and I will be CEO.

The UK-based business will be the new Henderson. It will hold the northern hemisphere asset management operations of our highly regarded Henderson business and our various UK life and pensions businesses.

If elected by you today, the Chairman will be current AMP Director Pat Handley and the CEO will be current AMP Director and Henderson Managing Director Roger Yates.

AMP shareholders at the time of the demerger will hold shares in both companies and for the first time you will have a choice about which assets you want to hold.

The decision to demerge was announced as soon as it was made, consistent with our obligations under continuous disclosure law, so we are still working through much of the fine detail of this proposal.

We know the timing of the disclosure has been the subject of much debate. This ranges from those who argue that we should have disclosed our broad thinking a lot earlier to those who argue we should have disclosed much greater detail a lot later.

We made a full disclosure of the Board's decisions on May 1 following a lengthy meeting the night prior.

Even then, the minutes of that Board meeting show the decisions remained conditional on the final terms of the capital raising being resolved, which occurred in the early hours of the following morning.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Full details of the demerger proposal will be provided to all shareholders in an explanatory memorandum later this year, ahead of a meeting of shareholders to consider and we hope to approve the proposal.

Benefits
We have developed this proposal because fundamentally we believe the two companies will be better than one.

Our strategic review found that there was no compelling benefit in keeping AMP's businesses together, but powerful reasons to separate them.

The strongest linkages between our businesses are within regional markets, rather than cross-markets.

By separating our businesses, we will build more stable and stronger frameworks for both companies. We will also be better positioned to unlock the value currently trapped in our UK Life companies over time.

The two new companies will be focused regional businesses with simpler, more transparent structures that we believe will appeal to a broader group of investors.

All our current shareholders will have, for the first time, a choice about which part of the company they want to stay with.

Consequences
As the Chairman said, this is not a painless solution.

Both the writedowns and the equity capital raising we have announced are direct consequences of our change in strategy.

Let me explain.

As part of our initial review of the businesses at the end of last year, we looked at the value of the businesses we were carrying in our books, particularly our UK businesses.

We bought these businesses when markets were buoyant and their valuations reflected that.

By the end of 2002 we believed we needed to take a more pragmatic view of these valuations in light of the much tougher market environment.

This was largely the driver behind the accounting writedowns of $1.2 billion that were first announced in November 2002 and reconfirmed in the final 2002 accounts announced on February 26. These writedowns were directly responsible for the bottom line loss of $896 million for the year.

So what changed between February 26 and May 1 when we announced further writedowns?

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Our strategy.

On February 26, we were valuing our UK businesses on the basis that we were prepared to invest in and grow them. Valuations were carried out by independent external parties on the basis of a willing buyer in an orderly market. This is normal practice.

The change in strategy meant we no longer viewed a number of these businesses on this basis under our ownership. They are now being valued on the basis of fair market value in the current environment. That had to be reflected in their carrying values in our books.

That accounted for an estimated $1.3 billion of the new writedowns – about half the total.

The other half of these writedowns stemmed directly from our decision to reduce the share market risks in our UK life funds.

While crucial for the long term stability of those funds, this action crystallises some losses. In addition, we have made some provisions for potential future losses in this business.

These writedowns are essentially about taking all the pain upfront and clearing the decks for a more stable, sustainable future. It's important to understand that these writedowns have no negative impact on our regulatory solvency in either Australia or the UK.

They also have minimal impact on our cashflow. The exception is the $260 million in provisions we have set aside to cover the costs of the UK restructuring.

These writedowns are estimates. Final numbers will be known after we see where markets end on 30 June and do the audit and actuarial calculations that are part of our half year accounting processes.

Reducing risks in the UK
The Chairman has talked about the highly skewed risk:reward structure of our UK businesses. I want to go through that with you in a little more detail because it makes it easier to understand why we would take this action regardless of how markets are tracking.

The rewards just aren't worth the risks to shareholders' money.

There were also risks to our policyholders – our customers in the UK.

In fact, the boards of our UK life entities initiated the action to reduce the market risks in this business on behalf of policyholders and we supported them, because of our view of the risk to shareholders.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

The reason we did this was simple.

The almost 50% fall that has occurred in the UK sharemarkets since end 1999 has left our UK life funds with a relatively low margin above the minimum regulatory solvency levels set by the UK regulator, the Financial Services Authority or FSA.

This is because the large surpluses that used to be in these funds have shrunk, as the Chairman mentioned.

This has left shareholders with a 90:10 risk reward ratio biased against them.

Further investment of capital whereby the shareholder earnt 10% of the gains and took 100% of the losses was a very unattractive prospect.

The alternative was to significantly reduce the risk profile of the funds to ensure that the funds continue to meet minimum regulatory solvency levels. This was in the best interests of both policyholders and shareholders - and this is what has been done.

AMP has also recently filed annual insurance returns with the UK regulator like all other UK insurance companies.

These FSA annual returns provide detailed historical information on the regulatory solvency position of AMP's four main UK life companies at 31 December 2002.

The returns confirm that all AMP's UK Life Companies met regulatory solvency requirements at 31 December 2002. And we continue to meet these requirements today.

Capital raising

On February 26 when I released our 2002 results, I said that we had no current need for additional equity capital.

As one consolidated group, this was true. We were comfortable with the credit ratings both at a group and operating subsidiary level and there were no plans for any capital raising. This is what we told the market.

Subsequent to this, the conclusions of our review process started to emerge and they made it clear a change in strategy was required.

Changing our strategy meant we also changed our capital needs.

We had to raise new equity capital – both to repay around A$700 million of loans between the Australian and UK businesses so that we could separate them cleanly and to establish both new companies with appropriate capitalisation on a standalone basis.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Without the separation, there is no need to repay those internal loans nor to ensure that the proposed new Henderson entity can be listed with minimal debt.

That's what changed between February and May.

There has been some commentary on the decision to raise capital immediately through an institutional placement and a retail share purchase plan.

The former was completed in 48 hours and raised $1.2 billion. The share purchase plan will commence on May 22 and run until June 13.
The alternative was to raise capital later in the year closer to the time of demerger or to raise capital now through a rights issue.

Both alternatives would have subjected AMP to the mercy of markets and in particular the trading of hedge funds who thrive on uncertainty and fear.

It was our judgement that this could only be damaging to the long term interests of shareholders and create significant doubt over our ability to implement the demerger.

The chosen approach has secured our stability and taken much of the risk and uncertainty out of our demerger proposal.

Despite some comments to the contrary, it has also been fair to retail shareholders, the vast majority of whom will have the right to buy more shares than they would have been entitled to under a rights issue and at the lower of the $5.50 institutional book build price or 5% below the post issue average market price over 15 days.

The pricing of the book build was of course a shock to investors in light of the strong rally in the stock from as low as $5.92 in early March to $8.73 on April 30.

The pricing of the book build had to reflect the lowered earnings outlook for the Group, particularly in the UK, and the dilution associated with the issuing of new shares.

Bear in mind that the wealth management industry is in its fourth year of harsh market conditions.

Selling investments, pensions and superannuation products at a time when share markets are still historically weak and investor confidence is shaky is difficult.

And you are seeing the effect of these difficult conditions in our underlying earnings.

They impacted our full 2002 results and continue to impact current trading, as our first quarter results indicated.

The first quarter results also show that we have been successful in reducing costs across the board, but new business flows are down in all business units and this is pushing operating margins down lower.

Overall, underlying earnings in the first quarter were $146 million or around $600 million per annum. This compares with $883 million in 2002.

This disclosure of earnings on May 1 has resulted in substantial earnings downgrades for 2003 and later years by analysts and has flowed on to analyst valuations of the Group, which average around $6 currently.

This reduction in earnings underpinned the decision to price the institutional book build in a range of $4.50 to $6.50 a share. The outcome of $5.50 in all the circumstances was a solid result.

Our half-year results, due in August, will show the impacts both of these trading conditions and of the $2.6 billion in writedowns we have announced.

Business as usual
I am very conscious of the need to manage the business tightly through the demerger process. We have to make sure that we do not become distracted from our core business of serving customers.

That's why we have established a relatively small project team to focus on the demerger, while the rest of the management team and staff concentrate on looking after the people that pay the bills – our customers.

We are determined not to take our eye off the main game.

Summary
I was appointed CEO in October last year, just over seven months ago.

I have been addressing the outworking of poor strategic acquisitions and excessive balance sheet risk in our UK operations, against a background of depressed market conditions and intense market scrutiny.

When I look back at what has been done in this period, I know we have taken the right action. The situation we are facing was inevitable and had to be resolved, sooner or later

I am acutely aware of the impact of our decisions on shareholders large and small.

It would have been easy to do nothing and hope for the best. I know some of our investors would have preferred this.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

But doing nothing would have been the worst thing to do - it was likely to lead to a continuing and probably increasing erosion of value and shareholders would have remained exposed to the ongoing and unpredictable volatility in UK markets.

I am convinced that what we are proposing is in the best long term interests of everyone with a stake in this company – our shareholders, our customers, our employees and our planners.

Despite all the pain, AMP remains a valuable company and we have protected that value.

We have taken decisive action to take control of our destiny and secure our future.

We have searched for the best way forward for AMP and have accelerated down that path.

We hope that future historians will say that this was a turning point for AMP which will mark the beginning of a new and prosperous period in the history of this great Australian company.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

File No. 82-34713

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMP Limited

Documents furnished pursuant to Rule 12g3-2(b)

File No. 82-34713

VOLUME III

Releases to the Australian Stock Exchange made in 2003

51

AMP

ASX Announcement

15 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 51/03

Appendix 3Y – Change of Director's Interest Notice

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	6 March 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund. The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan. One third of the Director's fees are payable in the form of AMP shares. This notice advises the shares purchased in terms of directors fees for April 2003. Shares will continue to be acquired on a monthly basis as part of the ongoing sacrifice of Directors' fees.
Date of change	Date of purchase: 8 May 2003
No. of securities held prior to change	• 32,000 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.

+ See chapter 19 for defined terms.

Class	Ordinary
Number acquired	2,201 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.30 per share.
No. of securities held after change	• 34,201 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sir Malcolm Bates
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan. One third of the Director's fees are payable in the form of AMP shares. This notice advises the shares purchased in terms of directors fees for April 2003. Shares will continue to be acquired on a monthly basis as part of the ongoing sacrifice of Directors' fees.
Date of change	Date of purchase: 8 May 2003.
No. of securities held prior to change	5,000 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	628 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.30 per share.

+ See chapter 19 for defined terms.

No. of securities held after change	5,628 Ordinary Shares held in the name of the Director.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Andrew Renard
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan. One third of the Director's fees are payable in the form of AMP shares. This notice advises the shares purchased in terms of directors fees for April 2003. Shares will continue to be acquired on a monthly basis as part of the ongoing sacrifice of Directors' fees.
Date of change	Date of purchase: 8 May 2003.
No. of securities held prior to change	• 5,085 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.
Class	Ordinary
Number acquired	628 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.30 per share.

+ See chapter 19 for defined terms.

No. of securities held after change	• 5,713 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity:	AMP LIMITED
ABN:	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	The Right Honourable Victor Miles George Aldous Baron Killearn
Date of last notice	11 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan. One third of the Director's fees are payable in the form of AMP shares. This notice advises the shares purchased in terms of directors fees for April 2003. Shares will continue to be acquired on a monthly basis as part of the ongoing sacrifice of Directors' fees.
Date of change	Date of purchase: 8 May 2003
No. of securities held prior to change	13,840 Ordinary Shares held in the name of National Nominees Limited (previously held in the name of Greenwood Nominees Limited).
Class	Ordinary
Number acquired	628 Ordinary Shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.30 per share
No. of securities held after change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 628 shares held in the name of the Director.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard John GRELLMAN
Date of last notice	13 June 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan. One third of the Director's fees are payable in the form of AMP shares. This notice advises the shares purchased in terms of directors fees for April 2003. Shares will continue to be acquired on a monthly basis as part of the ongoing sacrifice of Directors' fees.
Date of change	Date of purchase: 8 May 2003
No. of securities held prior to change	7,500 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	628 Ordinary Shares.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.30 per share

+ See chapter 19 for defined terms.

No. of securities held after change	8,128 Ordinary Shares held in the name of the Director.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Patrick HANDLEY
Date of last notice	9 April 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Crown Advisory Pty Limited ATF Superannuation Fund A/C. The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan. One third of the Director's fees are payable in the form of AMP shares. This notice advises the shares purchased in terms of directors fees for April 2003. Shares will continue to be acquired on a monthly basis as part of the ongoing sacrifice of Directors' fees.
Date of change	Date of purchase: 8 May 2003.
No. of securities held prior to change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; and • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley.
Class	Ordinary
Number acquired	607 Ordinary Shares

+ See chapter 19 for defined terms.

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.30 per share.
No. of securities held after change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; and • 607 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Meredith HELLICAR
Date of last notice	27 March 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund. The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan. One third of the Director's fees are payable in the form of AMP shares. This notice advises the shares purchased in terms of directors fees for April 2003. Shares will continue to be acquired on a monthly basis as part of the ongoing sacrifice of Directors' fees.
Date of change	Date of purchase: 8 May 2003.
No. of securities held prior to change	10,000 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.
Class	Ordinary
Number acquired	628 Ordinary Shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.30 per share
No. of securities held after change	10,628 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

52

ASX Announcement

16 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 52/03

Results of the AMP Limited Annual General Meeting Held on 15 May 2003.

In accordance with Listing Rule 3.13.2, AMP advises that the resolutions contained in Items 2 and 4 of the Notice of Meeting (dated 21 March 2003 and lodged with the ASX on 4 April 2003) were passed by the requisite majority of security holders, all Directors who stood for election or re-election were elected or re-elected (as applicable) and the proposed resolution for the election of Stephen Mayne was defeated on a poll.

The resolutions in Item 2 and 4(a) were decided on a poll and the resolutions in Items 4(b) and 4(c) were decided on a show of hands. No resolution was withdrawn or amended other than the proposed resolutions in Items 3(a) and 3(b) of the Notice of Meeting which were withdrawn prior to the meeting and lapsed at the meeting.

The information required by section 251AA(2) of the Corporations Act 2001 (Cth) in respect of each resolution passed at the meeting is set out below.

Item 2: Election of Directors

(a) To consider and, if thought fit, to pass the following ordinary resolution:

"That Lord Killearn, a Director retiring in accordance with clause 64.3 of the Constitution of AMP Limited, being eligible, is re-elected as a Director of AMP Limited."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	276,748,063	69,273,218	7,205,656	23,460,915	369,482,196
Total number of votes cast on the poll:	299,495,263	70,496,811	7,205,656	Not applicable	369,992,074

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

(b) To consider and, if thought fit, to pass the following ordinary resolution:

"That Peter John Willcox, a Director appointed since the last Annual General Meeting and ceasing to hold office in accordance with clause 62.3 of the Constitution of AMP Limited, being eligible, is elected as a Director of AMP Limited."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	343,101,678	3,617,603	4,440,658	23,719,274	370,438,555
Total number of votes cast on the poll:	366,874,589	4,080,873	4,440,658	Not applicable	370,955,462

(c) To consider and, if thought fit, to pass the following ordinary resolution:

"That Roger Philip Yates, a Director appointed since the last Annual General Meeting and ceasing to hold office in accordance with clause 62.3 of the Constitution of AMP Limited, being eligible, is elected as a Director of AMP Limited."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	328,267,845	19,398,922	4,549,498	23,782,199	371,448,966
Total number of votes cast on the poll:	352,511,679	19,454,169	4,549,498	Not applicable	371,965,848

(d) To consider and, if thought fit, to pass the following ordinary resolution:

"That Richard John Grellman, a Director retiring in accordance with clause 64.3 of the Constitution of AMP Limited, being eligible, is re-elected as a Director of AMP Limited."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	273,100,911	64,637,361	15,568,608	22,806,803	360,545,075
Total number of votes cast on the poll:	295,303,362	65,779,449	15,568,608	Not applicable	361,082,811

(e) To consider and, if thought fit, to pass the following ordinary resolution:

"That Andrew Max Mohl, a Director appointed since the last Annual General Meeting and ceasing to hold office in accordance with clause 62.3 of the Constitution of AMP Limited, being eligible, is elected as a Director of AMP Limited."

	For	**Against**	**Abstain**	**Proxy's Discretion**	**Total (excluding Abstain)**
Total number of proxy votes exercisable by all proxies validly appointed:	351,955,145	7,342,554	5,205,615	23,774,925	383,072,624
Total number of votes cast on the poll:	362,843,680	7,353,819	5,205,615	Not applicable	370,197,499

(f) To consider and, if thought fit, to pass the following ordinary resolution:

"That Stephen David Mayne, being eligible to hold office as a Director and having been nominated in accordance with clause 65 of the Constitution of AMP Limited, is elected as a Director of AMP Limited."

	For	**Against**	**Abstain**	**Proxy's Discretion**	**Total (excluding Abstain)**
Total number of proxy votes exercisable by all proxies validly appointed:	37,780,819	293,242,551	19,352,368	24,945,567	355,968,937
Total number of votes cast on the poll:	38,253,755	318,361,581	19,352,368	Not applicable	356,615,336

(g) To consider and, if thought fit, to pass the following ordinary resolution:

"That Roger Patrick Handley, a Director appointed since the last Annual General Meeting and ceasing to hold office in accordance with clause 62.3 of the Constitution of AMP Limited, being eligible, is elected as a Director of AMP Limited."

	For	**Against**	**Abstain**	**Proxy's Discretion**	**Total (excluding Abstain)**
Total number of proxy votes exercisable by all proxies validly appointed:	340,631,420	3,735,223	4,737,757	24,290,956	368,657,599
Total number of votes cast on the poll:	364,993,336	3,735,223	5,180,135	Not applicable	368,728,559

(h) To consider and, if thought fit, to pass the following ordinary resolution:

"That Meredith Hellicar, a Director appointed since the last Annual General Meeting and ceasing to hold office in accordance with clause 62.3 of the Constitution of AMP Limited, being eligible, is elected as a Director of AMP Limited."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	339,696,093	4,370,101	4,699,526	24,625,664	368,691,858
Total number of votes cast on the poll:	364,349,722	4,851,302	4,699,526	Not applicable	369,201,024

Item 3(a): Equity Components of Remuneration – Andrew Mohl, Managing Director and Chief Executive Officer

Proposed resolutions lapsed.

Item 3(b): Equity Components of Remuneration – Roger Yates, Managing Director, Henderson Global Investors

Proposed resolutions lapsed.

Item 4(a): Amendments to Constitution to Allow the Issue of Preference Shares

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Constitution of AMP Limited is amended in the manner set out in Part 1 of Annexure A to the Explanatory Notes to the Notice convening this Meeting."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	271,166,435	49,858,308	7,257,794	46,065,233	367,089,976
Total number of votes cast on the poll:	317,003,974	50,008,004	7,257,794	Not applicable	367,011,978

Item 4(b): Amendments to Constitution to Require the Annual Re-election of Non-Executive Directors After Nine Years in Office

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Constitution of AMP Limited is amended in the manner set out in Part 2 of Annexure A to the Explanatory Notes to the Notice convening this Meeting."

	For	Against	Abstain	Proxy's Discretion	Total
Total number of proxy votes exercisable by all proxies validly appointed:	316,904,059	5,820,886	5,991,136	46,306,863	369,031,808

Item 4 (c): Amendments to Constitution to Accommodate Legislative Changes

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Constitution of AMP Limited is amended in the manner set out in Part 3 of Annexure A to the Explanatory Notes to the Notice convening this Meeting."

	For	Against	Abstain	Proxy's Discretion	Total
Total number of proxy votes exercisable by all proxies validly appointed:	318,568,563	3,945,044	6,467,783	46,341,554	368,855,161

Prue Milne
Company Secretary

AMP

ASX Announcement

16 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 53/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of last notice	5 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mohl Invest Pty Ltd ATF Mohl Super Fund. Additional shares were allocated to shareholders who have participated in the Dividend Reinvestment Plan ("DRP") as a result of the repricing of the DRP issue to $5.50 per share pursuant to the completion of the institutional component of the Capital Raising Announcement lodged with ASX on 2 May 2003.
Date of change	12 May 2003
No. of securities held prior to change	• 122,043 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,392 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Class	Ordinary shares
Number acquired	153

+ See chapter 19 for defined terms.

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	• 122,043 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,545 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of additional securities as a result of the repricing of the DRP issue.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

54

AMP

ASX Announcement

21 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **54/03**

Part One: AMP Share Purchase Plan set to open

Part Two: Letter from Chairman and Application Forms

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

21 May 2003

AMP Share Purchase Plan set to open

AMP's Share Purchase Plan (SPP) will open tomorrow, providing eligible retail shareholders with the opportunity to subscribe for up to A$5,000 worth of shares.

The SPP is part of the capital raising announced by AMP on 1 May 2003 to facilitate its proposed demerger. The offer is open only to resident Australian and New Zealand shareholders, opening 22 May 2003 and closing 13 June 2003 (unless extended).

Almost 900,000 shareholders are currently being mailed an application form and letter from the AMP Chairman, Peter Willcox, inviting them to participate in the SPP offer.

In the letter, Mr Willcox explains to shareholders a number of issues including the reasons behind the raising and its timing.

"We wanted certainty. We knew the current market conditions and the likely price we could achieve. We don't know what market conditions will be like later in the year, so we chose to immediately proceed with the capital raising and not let the markets control the process," Mr Willcox says in the letter.

"We have set what we believe is a very tight deadline to complete the separation of AMP's businesses. To start cleanly separating the businesses, we had to immediately begin raising additional capital. By doing this now, we believe we will be better able to meet all our deadlines so we can separate the businesses by December 2003."

Mr Willcox also confirms in the letter that AMP's policy is to pay dividends in line with the Group's sustainable earnings. As AMP has already announced, volatile global investment markets, along with weak investor sentiment, impacted full year 2002 financial results.

"These two factors continue to impact our 2003 earnings and on 1 May 2003 we announced lower first quarter results for the Group," Mr Willcox tells shareholders in the letter.

"AMP's Board will consider the payment of dividends in light of the Group's sustainable earnings following the release of the 2003 half-year results in August."

The SPP has been underwritten by UBS Warburg up to A$500 million. The maximum amount that can be raised through the offer is A$750 million.

Ordinary shares under the SPP will be offered at the lower price of:

- A$5.50 (the price at which institutional investors subscribed for shares under the placement); or

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

- a 5 per cent discount to the average market price of AMP shares calculated over a 15 day trading period after the close of the offer.

A copy of the Chairman's letter and application form, including the terms and conditions, is attached.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP

AMP Share Purchase Plan

Offer to buy more Shares in AMP Limited

AMP Limited ABN 49 079 354 519



AMP Share Purchase Plan

Letter from the Chairman

Dear Investor,

In my letter to AMP security holders dated 1 May, I recommended a new strategic direction for the company. This proposal will:

- separate AMP's businesses into two new strong, regionally-focused companies (subject to shareholder and regulator approval);
- raise new equity capital to facilitate our restructuring; and
- reduce the equity market risks in our UK Life Services business.

The first step in facilitating the proposed separation of AMP is a A$1.5 billion capital raising. An institutional capital raising was held 1 May to 2 May, which successfully raised approximately A$1.2 billion at an issue price of A$5.50 per share.

Eligible AMP retail shareholders, who are resident Australia and New Zealand shareholders, now have their opportunity to participate in this capital raising through a Share Purchase Plan (which we call the 'SPP'). Eligible shareholders may invest up to A$5,000 in the offer without brokerage or transaction costs.

Ordinary shares under the SPP will be offered at the lower price of:

- A$5.50 (being the price at which institutional investors subscribed for shares under the placement); or
- a 5% discount to the Average Market Price of AMP shares calculated over the 15-day Pricing Period after the close of the offer.

The SPP is designed to raise at least A$500 million, and has been fully underwritten to this amount. The maximum amount that may be raised under the SPP is A$750 million. In the event that applications exceed A$750 million the Directors will scale back applications. The SPP offer closes 13 June 2003 unless extended. Participation in the SPP is voluntary.

The following pages provide further details on the SPP and how you can participate in it.

Continued ▶

AMP Share Purchase Plan

Letter from the Chairman continued

I want to confirm that AMP's policy is to pay dividends in line with the Group's sustainable earnings.

Volatile global investment markets, along with weak investor sentiment, impacted our full year 2002 financial results. These two factors continue to impact our 2003 earnings and on 1 May we announced lower first quarter results for the Group.

AMP's Board will consider the payment of dividends in light of the Group's sustainable earnings following the release of the 2003 half-year results in August.

In the remainder of this letter, I would like to cover some of the key issues that are concerning shareholders.

What is the capital raised being used for?

The overall purpose of the capital raising is to facilitate the demerger of AMP.

To separate our businesses cleanly, we need to repay loans between the Australian and UK businesses. We also need to reduce the level of external debt.

This will enable us to establish two new companies with the appropriate financial strength to operate on a standalone basis.

Why are we doing a capital raising now and not later in the year?

First, we wanted certainty. We knew the current market conditions and the likely price we could achieve. We don't know what market conditions will be like later in the year, so we chose to immediately proceed with the capital raising and not let the markets control the process.

Second, we have set what we believe is a very tight deadline to complete the separation of AMP's businesses. To start cleanly separating the businesses, we had to immediately begin raising additional capital. By doing this now, we believe we will be better able to meet all our deadlines so we can separate the businesses by December 2003.

The institutional capital raising received widespread support, delivering A$1.2 billion. This was more than our initial goal of A$1 billion.

Has the capital raising been fair to retail shareholders?

We extensively reviewed the best way for the majority of our retail shareholders to participate in AMP's capital raising – a rights issue or a Share Purchase Plan (SPP). We found that a SPP would be the simplest and easiest option for the majority of our retail shareholders.

AMP's investor base is unique in that 85% of AMP's retail shareholders own less than 1,000 shares.

The SPP provides an opportunity for the majority of retail shareholders to purchase more shares than they would have had with an equivalent rights issue.

I encourage you to read all the materials in relation to the SPP prior to deciding whether to participate in the SPP offer. If you have any questions you should consult your stockbroker, accountant or professional financial adviser or call the Shareholder Information line on **1300 654 442** (Australia) or **0800 448 062** (New Zealand). Further information is also available on our website www.ampgroup.com

Yours sincerely,

Peter Willcox

Peter J Willcox
Chairman, AMP

AMP Share Purchase Plan
Key features of the plan

What is the Share Purchase Plan ('SPP')?
The SPP enables eligible shareholders to buy more AMP Limited ordinary shares ('Shares') without brokerage or other transaction costs.

Who is eligible to buy Shares under the SPP?
You are eligible to apply to participate in the SPP ('Eligible Shareholder') if you are a shareholder of AMP and:
- your registered address is in Australia or New Zealand; and
- you were registered as a holder of fully paid ordinary shares in AMP at 5pm (Sydney time) on 5 May 2003; and
- you are not a US Person or acting on behalf of a US Person (within the meaning of the US Securities Act 1933).

Eligible Shareholders who receive more than one offer under the SPP (for example, because they hold Shares in more than one capacity) may not apply for Shares with an aggregate value of more than A$5,000 under this SPP. AMP reserves the right to reject any application for Shares where it believes there has not been compliance with this rule.

The offer is also non-renounceable, so you cannot transfer your right to purchase Shares under the SPP to anyone else.

How much can you invest?
You may apply for a parcel of Shares valued at either A$500, A$1,000, A$2,000, A$3,000, A$4,000, A$5,000, or alternatively, you may do nothing. Special arrangements are available for New Zealand Shareholders – see below.

What are the costs?
If you buy Shares through the SPP, all you pay is the Issue Price of the Shares. There are no additional transaction costs (such as brokerage).

How do we determine the Issue Price?
Shares issued under the SPP will be offered at the *lower* of:
- A$5.50, being the price at which institutional investors subscribed for Shares under the Placement; or
- a 5% discount to the Average Market Price calculated over the 15 day Pricing Period post close of the offer.

You should note that the market price of AMP Shares may rise or fall between the date of this offer and the date when we allot the Shares to you, so the Issue Price you pay under the SPP may exceed the price of AMP Shares trading on ASX. There also can be no certainty that AMP Shares will trade at or above the SPP Issue Price following the issue of Shares under the SPP.

What is the current AMP Share price?
The AMP Share price is quoted on our web site www.ampgroup.com/shareholdercentre and in the financial pages of most major metropolitan newspapers.

How many Shares will you receive?
The number of Shares that you will receive will be equal to the value of the parcel of Shares that you have applied for divided by the Issue Price.

In most circumstances, the parcel you have applied for will not equal a whole number of Shares once the Issue Price is determined. In this case, the value of the Shares allotted to you will be rounded down to the nearest Share and AMP will pay any balance remaining to charities nominated by AMP. You will not receive a refund for this amount, which will always be less than the price of one Share.

For example, if you applied for A$5,000 worth of Shares and the Issue Price was A$5.50, you would receive 909 Shares with the remaining A$0.50 being donated to charity.

Continued ▶

AMP Share Purchase Plan

Key features of the plan continued

In the event that applications exceed A$750 million the Directors will scale back applications. In that case, you will receive fewer Shares than you applied for and AMP will send you a refund cheque for the remaining balance of your application monies.

What rights attach to the Shares?

All Shares issued under the SPP will rank equally with existing fully paid ordinary shares in AMP and will carry the same voting rights, dividend rights and other entitlements at the allotment date.

How do you apply to buy Shares through the SPP?

To apply for a parcel of Shares all you need to do is follow the instructions on the enclosed personalised application form.

You can choose to pay for the Shares by either:

- sending a cheque made payable to 'AMP Share Purchase Plan' to AMP's Securities Registry along with your completed Acceptance Slip in the reply paid envelope; or
- through BPAY® (Australian resident Shareholders only).

If the exact amount of money equivalent to one of the parcels being offered is not tendered, AMP reserves the right to return your application and not allot any Shares to you or to reduce the number of Shares you are allotted.

NZ$ applications

To assist Shareholders who have registered addresses in New Zealand, the approximate NZ$ equivalent of the application amounts have been set at NZ$5,450, NZ$4,500, NZ$3,350, NZ$2,250, NZ$1,100 and NZ$500. A separate application form with these amounts on it will be provided to New Zealand shareholders.

Shareholders may choose either to apply for these amounts with a NZ$ cheque via the NZ$ application form, or may request an A$ application form from the Securities Registry and apply in A$ as outlined above. NZ$ application amounts will be converted into A$ at the prevailing exchange rate at the close of the offer in order to calculate the number of Shares that you will receive at the Issue Price.

When does the offer open and close?

The SPP offer opens on 22 May 2003 and is expected to close at 5.00pm on 13 June 2003, unless extended (Closing Date). Therefore, if you wish to apply for any Shares under the offer, you should complete the enclosed Acceptance Slip and forward it with your cheque, or make a BPAY® payment, so that it is received by AMP Securities Registry on or before 13 June 2003. Applications received after this date may not be accepted.

When do you receive the Shares?

It is anticipated that the Shares will be allotted under the SPP on or around 17 July 2003, and will be quoted on the Australian Stock Exchange and New Zealand Stock Exchange on the following trading day. You should receive your holding statement or confirmation advice shortly after this date.

Need help?

If you have any questions about the Terms and Conditions of the SPP or how to make an application, you can ring the Shareholder Information Line on **1300 654 442** (Australia) or **0800 448 062** (New Zealand). You can find out more information at www.ampgroup.com. We recommend that you consult your stockbroker, accountant or professional financial adviser before investing in the SPP.

AMP Share Purchase Plan

Offer to buy more Shares in AMP Limited

Need help?
Contact the AMP Securities Registry

AMP Securities Registry
GPO Box 4257, Sydney NSW 1046
Phone 1300 654 442
Fax 1300 301 721

Email
ampservices@computershare.com.au

Internet
www.ampgroup.com/shareholdercentre

How do you apply for Shares under this offer?
To apply for Shares under this offer, you **must**:

1. Carefully read the Terms and Conditions on the back of this page.
2. Pay for the Shares in accordance with the following instructions.
   - To pay for the Shares by BPAY®, go straight to paragraph 7 – paragraphs 3 to 6 don't apply to you.
   - To pay for the Shares by cheque, read paragraphs 3 to 6.
3. On the Acceptance Slip:
   - tick the box beside the investment you want to make. **Only tick one box**.
   - complete the cheque details section and make sure the 'Amount A$' box shows the exact amount of the investment you want to make.
   - write your daytime telephone number – just in case we have any questions.

   You DON'T need to sign the Acceptance Slip.
4. Send one cheque for the exact amount of the investment you want to make (which must match the box ticked below). Make the cheque payable to *AMP Share Purchase Plan*.
5. Tear off the Acceptance Slip, place your cheque **behind** it and put them in the reply paid envelope. **Only use the envelope provided with this offer. DO NOT use old AMP reply paid envelopes**.
6. Make sure you send your Acceptance Slip and cheque (allowing enough time for mail delivery) so that AMP Securities Registry will receive them **in Sydney by 5pm on 13 June 2003. Acceptance Slips and cheques received after the Closing Date may not be processed regardless of when they are postmarked.**
7. **If you are paying for the Shares by BPAY®**:
   You may make your payment from a cheque or savings account by either telephone or internet banking. Simply follow the instructions provided by your financial institution. Credit card payments will not be accepted.

   You **DO NOT** need to return the Acceptance Slip. Please keep a record of your receipt number.

   Your payment must be made by no later than 5pm (Sydney time) on 13 June 2003.

B PAY

Biller Code: 94425
Ref: XXXX XXXX XXXX

Telephone & Internet Banking – BPAY
Call your bank, credit union or building society to make this payment from your cheque or savings account.

® Registered to BPAY Pty Ltd ACN 079 137 518

By accepting this offer, you agree to be bound by the Terms and Conditions and by the Constitution of AMP Limited.

Acceptance Slip

Cheque payment only

AMP Limited ABN 49 079 354 519 Share Purchase Plan

If you are paying by cheque, please detach this Slip and return with your cheque in the reply paid envelope so AMP Securities Registry will receive them in Sydney by 5pm on 13 June 2003.

I/We wish to invest:

☐ A$500 ☐ A$3,000
☐ A$1,000 ☐ A$4,000
☐ A$2,000 ☐ A$5,000

Daytime Telephone Number
(   )

Cheque Number | BSB Number | Account Number

Amount A$ $

AMP Share Purchase Plan

Additional information

The Terms and Conditions of the SPP are set out in this form together with the accompanying *Letter from the Chairman* and *Key features of the plan*, and form part of the offer made pursuant to this SPP. Please read all of these materials carefully.

Participation

If you apply to participate in the SPP by completing and returning the Acceptance Slip or by making a BPAY® payment:

(a) your application, on these Terms and Conditions, is unconditional and you cannot withdraw it;

(b) you certify to AMP that you are an Eligible Shareholder (the meaning of this term is explained in the accompanying *Key features of the plan*);

(c) you certify to AMP that you have not applied for Shares with an aggregate application price in excess of A$5,000 under the SPP (and any similar arrangement in the 12 months prior to your application), even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP. As long as your application is received on or before 5pm on the Closing Date, it is deemed under these Terms and Conditions to have been made as at the last day of the offer;

(d) you authorise AMP (and its officers or agents) to correct any error in, or omission from, your Acceptance Slip and to complete the Acceptance Slip by the insertion of any missing details;

(e) you acknowledge that AMP may at any time irrevocably determine that your Acceptance Slip is valid, in accordance with the Terms and Conditions, even if the Acceptance Slip is incomplete, contains errors or is otherwise defective;

(f) you acknowledge that AMP may disclose any information in relation to your Acceptance Slip and your accompanying cheque, or your BPAY® payment, to the Underwriter in connection with its management and partial underwriting of the SPP;

(g) you irrevocably and unconditionally agree to the Terms and Conditions and agree not to do any act or thing which would be contrary to the spirit, intention or purpose of the SPP.

Payment

You may pay for Shares under the offer only in accordance with the instructions on the front of this page. If your payment is not for the exact amount required to buy one of the parcels of Shares being offered, AMP reserves the right not to accept all or part of your payment. In these circumstances, AMP will return your application and cheque or refund all or part of your payment. If AMP refunds part of your payment, a reduced number of Shares will be allotted to you and if AMP refunds your payment in full no Shares will be allotted to you. You are not entitled to receive any interest on any application monies.

Calculation of the Issue Price

Shares issued under the SPP will be offered at the lower of:

- A$5.50, being the price at which institutional investors subscribed for Shares under the Placement; or
- a 5% discount to the Average Market Price calculated over the Pricing Period (rounded down to the nearest cent).

Average Market Price means the simple average of the daily volume weighted average prices (rounded to four decimal places) of Shares sold on the Australian Stock Exchange (ASX) over the Pricing Period excluding special crossings, crossings prior to commencement of normal trading, crossings during the closing and after hours adjust phase, and overseas trades or trades pursuant to the exercise of options over Shares, any overnight crossings and any other sales which the Underwriter and AMP consider may not be fairly reflective of natural supply and demand.

Pricing Period means:

(a) the 15 trading days commencing on Monday 23 June 2003

(b) in the event that AMP Shares are placed on a trading halt, suspended or are otherwise unable to be traded on the ASX at any time during the Pricing Period specified in paragraph (a), the Pricing Period will be extended by 1 trading day for each day or part thereof for which the Shares are halted, suspended or otherwise unable to be traded.

Participation of nominees

Trustees or nominees expressly named on the register as holder of Shares on account of one or more other named persons (beneficiaries) may apply for one of the amounts specified above up to the maximum amount of A$5,000, for each of the named beneficiaries. Otherwise, trustees or nominees (as the registered holder) may only apply once, up to the maximum of A$5,000. In any event, no beneficiaries outside Australia or New Zealand or US persons may participate in the SPP.

Calculation of NZ$ exchange rates

NZ$ application monies will be converted to A$ on the day of the Closing Date of the offer based on the NZ$/A$ exchange rate as at that day. AMP will determine the exchange rate on this day by referring to the published exchange rates of a major commercial bank of the company's choosing.

If you choose to apply under the SPP and make payment in NZ$, if the NZ$ equivalent of your application money exceeds A$5,000, it will be rounded down to A$5,000 and the balance (rounded to the nearest cent) will be refunded to you.

Amendments to the offer

AMP reserves the right to withdraw the offer. AMP reserves a discretion to change the timetable, including the Closing Date and commencement of the Pricing Period. AMP may issue fewer Shares than an Eligible Shareholder applies for under this offer (or none at all) if AMP believes that issuing those Shares would break any law or rules of any stock exchange on which AMP Shares are quoted. AMP reserves the right to waive compliance with any provision of these Terms and Conditions.

AMP may, in its absolute discretion, modify, suspend or terminate the SPP at any time. If AMP does this, it will notify ASX and the New Zealand Stock Exchange (NZSE).

Dispute resolution

If any dispute arises in connection with the SPP, AMP may settle it in any manner it thinks fit. It can do that generally, or in relation to any particular participant, application or Share. AMP's decision will be final and binding.

Offer Date

This offer is taken to be made at 5pm on 5 May 2003 (the record date).

If you are paying by cheque, please return this Acceptance Slip and your cheque in the reply paid envelope so that AMP Securities Registry receive it in Sydney (Australian resident Shareholders) or Auckland (New Zealand resident Shareholders) on or before 5pm on the Closing Date:

13 June 2003.

AMP Share Purchase Plan

Offer to buy more Shares in AMP Limited

Need help?
Contact the AMP Securities Registry

AMP Securities Registry
P O Box 91543, Auckland Mail Centre
Phone 0800 448 062
Fax 09 488 8787

Email
ampservices@computershare.com.au

Internet
www.ampgroup.com/shareholdercentre

How do you apply for Shares under this offer?
To apply for Shares under this offer, you **must**:

1. Carefully read the Terms and Conditions on the back of this page.
2. On the Acceptance Slip:
   - tick the box beside the investment you want to make. **Only tick one box**.
   - complete the cheque details section and make sure the 'Amount NZ$' box shows the exact amount of the investment you want to make.
   - write your daytime telephone number – just in case we have any questions.

   You DON'T need to sign the Acceptance Slip.
3. Send one cheque for the exact amount of the investment you want to make (which must match the box ticked below). Make the cheque payable to *AMP Share Purchase Plan*.
4. Tear off the Acceptance Slip, place your cheque **behind** it and put them in the reply paid envelope. **Only use the envelope provided with this offer. DO NOT use old AMP reply paid envelopes**.
5. Make sure you send your Acceptance Slip and cheque (allowing enough time for mail delivery) so that AMP Securities Registry will receive them **in Auckland by 5pm on 13 June 2003. Acceptance Slips and cheques received after the Closing Date may not be processed regardless of when they are postmarked.**

By accepting this offer, you agree to be bound by the Terms and Conditions and by the Constitution of AMP Limited.

Acceptance Slip

Cheque payment only

AMP Limited ABN 49 079 354 519 Share Purchase Plan

If you are paying by cheque, please detach this Slip and return with your cheque in the reply paid envelope so AMP Securities Registry will receive them in Auckland by 5pm on 13 June 2003.

Daytime Telephone Number

(   )

I/We wish to invest:

☐ NZ$500 ☐ NZ$3,350
☐ NZ$1,100 ☐ NZ$4,500
☐ NZ$2,250 ☐ NZ$5,450

Cheque Number	Branch Number	Account Number	Amount NZ$
			$

AMP Share Purchase Plan

Additional information

The Terms and Conditions of the SPP are set out in this form together with the accompanying *Letter from the Chairman* and *Key features of the plan*, and form part of the offer made pursuant to this SPP. Please read all of these materials carefully.

Participation

If you apply to participate in the SPP by completing and returning the Acceptance Slip or by making a BPAY® payment:

(a) your application, on these Terms and Conditions, is unconditional and you cannot withdraw it;

(b) you certify to AMP that you are an Eligible Shareholder (the meaning of this term is explained in the accompanying *Key features of the plan*);

(c) you certify to AMP that you have not applied for Shares with an aggregate application price in excess of A$5,000 under the SPP (and any similar arrangement in the 12 months prior to your application), even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP. As long as your application is received on or before 5pm on the Closing Date, it is deemed under these Terms and Conditions to have been made as at the last day of the offer;

(d) you authorise AMP (and its officers or agents) to correct any error in, or omission from, your Acceptance Slip and to complete the Acceptance Slip by the insertion of any missing details;

(e) you acknowledge that AMP may at any time irrevocably determine that your Acceptance Slip is valid, in accordance with the Terms and Conditions, even if the Acceptance Slip is incomplete, contains errors or is otherwise defective;

(f) you acknowledge that AMP may disclose any information in relation to your Acceptance Slip and your accompanying cheque, or your BPAY® payment, to the Underwriter in connection with its management and partial underwriting of the SPP;

(g) you irrevocably and unconditionally agree to the Terms and Conditions and agree not to do any act or thing which would be contrary to the spirit, intention or purpose of the SPP.

Payment

You may pay for Shares under the offer only in accordance with the instructions on the front of this page. If your payment is not for the exact amount required to buy one of the parcels of Shares being offered, AMP reserves the right not to accept all or part of your payment. In these circumstances, AMP will return your application and cheque or refund all or part of your payment. If AMP refunds part of your payment, a reduced number of Shares will be allotted to you and if AMP refunds your payment in full no Shares will be allotted to you. You are not entitled to receive any interest on any application monies.

Calculation of the Issue Price

Shares issued under the SPP will be offered at the lower of:

- A$5.50, being the price at which institutional investors subscribed for Shares under the Placement; or
- a 5% discount to the Average Market Price calculated over the Pricing Period (rounded down to the nearest cent).

Average Market Price means the simple average of the daily volume weighted average prices (rounded to four decimal places) of Shares sold on the Australian Stock Exchange (ASX) over the Pricing Period excluding special crossings, crossings prior to commencement of normal trading, crossings during the closing and after hours adjust phase, and overseas trades or trades pursuant to the exercise of options over Shares, any overnight crossings and any other sales which the Underwriter and AMP consider may not be fairly reflective of natural supply and demand.

Pricing Period means:

(a) the 15 trading days commencing on Monday 23 June 2003

(b) in the event that AMP Shares are placed on a trading halt, suspended or are otherwise unable to be traded on the ASX at any time during the Pricing Period specified in paragraph (a), the Pricing Period will be extended by 1 trading day for each day or part thereof for which the Shares are halted, suspended or otherwise unable to be traded.

Participation of nominees

Trustees or nominees expressly named on the register as holder of Shares on account of one or more other named persons (beneficiaries) may apply for one of the amounts specified above up to the maximum amount of A$5,000, for each of the named beneficiaries. Otherwise, trustees or nominees (as the registered holder) may only apply once, up to the maximum of A$5,000. In any event, no beneficiaries outside Australia or New Zealand or US persons may participate in the SPP.

Calculation of NZ$ exchange rates

NZ$ application monies will be converted to A$ on the day of the Closing Date of the offer based on the NZ$/A$ exchange rate as at that day. AMP will determine the exchange rate on this day by referring to the published exchange rates of a major commercial bank of the company's choosing.

If you choose to apply under the SPP and make payment in NZ$, if the NZ$ equivalent of your application money exceeds A$5,000, it will be rounded down to A$5,000 and the balance (rounded to the nearest cent) will be refunded to you.

Amendments to the offer

AMP reserves the right to withdraw the offer. AMP reserves a discretion to change the timetable, including the Closing Date and commencement of the Pricing Period. AMP may issue fewer Shares than an Eligible Shareholder applies for under this offer (or none at all) if AMP believes that issuing those Shares would break any law or rules of any stock exchange on which AMP Shares are quoted. AMP reserves the right to waive compliance with any provision of these Terms and Conditions.

AMP may, in its absolute discretion, modify, suspend or terminate the SPP at any time. If AMP does this, it will notify ASX and the New Zealand Stock Exchange (NZSE).

Dispute resolution

If any dispute arises in connection with the SPP, AMP may settle it in any manner it thinks fit. It can do that generally, or in relation to any particular participant, application or Share. AMP's decision will be final and binding.

Offer Date

This offer is taken to be made at 5pm on 5 May 2003 (the record date).

If you are paying by cheque, please return this Acceptance Slip and your cheque in the reply paid envelope so that AMP Securities Registry receive it in Sydney (Australian resident Shareholders) or Auckland (New Zealand resident Shareholders) on or before 5pm on the Closing Date:

13 June 2003.

ASX Announcement

22 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **55/03**

For Information Only

AMP Banking sells rural lending portfolio to Rabobank

AMP has entered into an agreement to sell its A$222 million (NZ$249 million) rural lending portfolio in New Zealand to Rabobank, in line with the restructuring strategy announced for AMP Banking on 14 November 2002.

The sale is expected to complete by 1 July 2003, subject to regulatory approval and contractual obligations. The final purchase price will be dependent on a number of factors, including account balances at the date of completion, and is expected to be in line with book value.

This divestment is the latest step to significantly restructure the operations of AMP Banking, which is now focusing on providing retail deposits and mortgage products in Australia.

This sale follows the sales of:
- the Australian and New Zealand credit card portfolio to American Express, announced on 23 December 2002;
- AMP's UK banking portfolio to Newcastle Building Society announced on 28 March 2003; and
- the New Zealand residential mortgage and retail deposit portfolios to HSBC and the property finance portfolio to GE Commercial Finance, both announced on 14 April 2003.

Together with the rural sale announced today, these divestments will have been made at a small premium to book value.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Discussions continue in relation to the proposed divestment of construction and other property finance loans retained by AMP Bank and AMP Finance.

AMP is also reviewing the potential outsourcing or restructuring of various functions within its core Australian retail banking business. Decisions on AMP Banking's future outsourcing needs are expected in the fourth quarter of this year.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

ASX Announcement

23 May 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 56/03

Roger Yates assumes responsibility for UK businesses

AMP has today announced that current head of Henderson Global Investors, Roger Yates, will assume management responsibility for all AMP's UK-based businesses, reporting to Chief Executive Officer, Andrew Mohl.

The UK Life Services business (headed by Ian Laughlin) and the UK Contemporary Financial Services business (headed by John Drabble) will both report to Mr Yates, who will also remain as Managing Director of Henderson Global Investors.

"These reporting changes mean that AMP is now moving to manage the businesses along geographic lines, in line with the demerger announcement on 1 May 2003," Mr Mohl said.

"We have set ourselves an aggressive but achievable timetable to implement the demerger proposal.

"This is a logical first step in starting to manage our businesses geographically as Roger will be CEO of the 'new' Henderson business if the demerger receives necessary approvals from shareholders and regulators."

Mr Yates said his immediate focus is to review the UK operations and to determine the optimal structure and strategy for 'new' Henderson.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

“This is an important move for our UK businesses, allowing us to focus on the issues and opportunities in this market. I am very much looking forward to building ‘new’ Henderson, and to sharing our plans for the new business in the coming months,” Mr Yates said.

The appointment of Mr Yates is subject to regulatory approval.

The Managing Director of AMP Henderson Global Investors, Jack Ritch, who is responsible for the asset management business in the Asian-Pacific region, will now report directly to Mr Mohl.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

57

AMP

ASX Announcement

23 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 57/03

Appendix 3B – New Issue Announcement, application for quotation of additional securities and agreement

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Reset convertible preference shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The principal terms are set out in section 9.6 of the Reset Preferred Securities Prospectus dated 26 September 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No - new class of securities.
5	Issue price or consideration	Nil - issued unpaid.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to AMP Henderson Global Investors Limited as responsible entity for the AMP Reset Preferred Securities Trust to be held on trust until such time (if at all) they are exchanged for Reset Preferred Securities ("RPS") in accordance with the RPS terms of issue as set out in Appendix A of the RPS Prospectus dated 26 September 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/05/03

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,419,615,767	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,847,913 +11,500,000 45,347,913	Various classes of options issued on various dates. Reset convertible preference shares.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No entitlement to dividends or other payments until fully paid up.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ *Periodic payment as agreed with the home branch has been arranged*

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

0

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 May 2003
Prue Milne, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

58

ASX Announcement

26 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 58/03

Appendix 3B – New Issue Announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,226
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	A$3.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	3,226 shares were issued by the Shareholder Relations Committee for the purpose as referred to on page 54 of the AMP Prospectus, copy of which has been provided to the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 May 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,419,615,767 + 3,226 ------------------- 1,419,618,993	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,847,913 +11,500,000 ______ 45,347,913	Various classes of options issued on various dates. Reset convertible preference shares.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in *relation to fractions*	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form *and prospectus or Product Disclosure* Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ *A copy of any trust deed for the additional +securities*

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 May 2003

Print name: P.J. Mackey, Assistant Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

59

ASX Announcement

27 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 59/03

For Information Only

In accordance with Listing Rule 15.4.2, AMP Limited provides a copy of its Constitution including all amendments approved by shareholders at the Annual General Meeting held on 15 May 2003.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

CORPORATIONS ACT 2001 (Cth)

COMPANY LIMITED BY SHARES

CONSTITUTION

OF

AMP LIMITED
(ACN 079 354 519)

1. PRELIMINARY

1.1 In this Constitution:

'**Act**' means the *Australian Mutual Provident Society (Demutualisation and Reconstruction) Act 1997* (NSW);

'**Alternate Director**' means a person appointed as an alternate director under **clause 74**;

Inserted 15.05.2003 — '**ASTC**' has the same meaning as in the *Corporations Regulations*;

Inserted 15.05.2003 — '**ASTC-regulated transfer**' has the same meaning as in the *Corporations Regulations*;

'**Auditor**' means the Company's auditor;

'**Board**' means the board of Directors, and includes a committee or a delegate of the board of Directors;

'**Business Day**' has the same meaning as in the Listing Rules;

'**Certificated Holding**' has the same meaning as in the SCH Business Rules;

'**CHESS Holding**' has the same meaning as in the SCH Business Rules;

'**Company**' means AMP Limited ACN 079 354 519;

'**Competitive Entity**' means any firm, person or body corporate (or a Related Body Corporate of that body corporate), other than a Subsidiary of the Company, which carries on the business of life insurance, banking, merchant banking, professional superannuation management for external clients or professional funds management for external clients;

'**Constitution**' means the constitution of the Company as amended from time to time;

Inserted 15.05.2003 — '***Corporations Act***' means the *Corporations Act 2001* (Commonwealth);

Inserted 15.05.2003 — '***Corporations Regulations***' means the *Corporations Regulations 2001* (Commonwealth);

'Deferred Shares' means One Cent Deferred Shares or Twenty Percent Deferred Shares;

'Director' means a person appointed to and acting in the position of a director of the Company;

'Directors' means all or some of the Directors acting as a board;

'Dividend' includes bonus;

'Exchange' means Australian Stock Exchange Limited and includes any body corporate succeeding to all or most of the powers, functions and duties of Australian Stock Exchange Limited;

'Executive Director' means a person appointed or holding office as an executive director under **clause 81.1**;

'Issuer Sponsored Holding' has the same meaning as in the SCH Business Rules;

'Listing Rules' means the Listing Rules of the Exchange in force from time to time as they apply to the Company (including any waiver of those Listing Rules and any condition to be complied with in relation to a waiver);

'Managing Director' means a Director appointed as managing director under **clause 81.1**;

Amended 15.05.2003

'Marketable Parcel' has the same meaning as in the business rules of the Exchange in force from time to time;

'Member' means a person whose name is entered for the time being on the Register as the holder of one or more Shares;

'Non-Executive Director' means a Director who is not an Executive Director;

'Non-Marketable Parcel' means a parcel of securities which is less than a Marketable Parcel;

'Office' means the Company's registered office;

'One Cent Deferred Shares' means Shares with the rights, privileges and conditions set out in **clause 2A.1;**

Inserted 15.05.2003

'Operating Rules', in relation to a Prescribed CS Facility, means the operating rules of that Prescribed CS Facility, within the meaning of Chapter 7 of the *Corporations Act*;

'paid up' includes credited as paid up;

Inserted 15.05.2003

'Prescribed CS Facility' has the same meaning as in Chapter 7 of the *Corporations Act*;

'Proceedings' means any proceedings, whether civil or criminal, being proceedings in which it is alleged that the person has done or omitted to do some act, matter or thing in the person's capacity as such as an officer of the Company or in the course of acting in connection with the affairs of the Company or, in relation to **clauses 67.7** and **68.2** a

related body corporate of the Company, or otherwise arising out of the officer's holding such office (including proceedings alleging that the person was guilty of negligence, default, breach of trust or breach of duty in relation to the Company or a related body corporate of the Company);

Inserted 15.05.2003 — '**Proper ASTC transfer**' has the same meaning as in the *Corporations Regulations*;

Deleted 15.05.2003 — **[Definition of 'Proper SCH transfer' deleted]**

'**Quotation Date**' means 15 June 1998, such date being the date that the Shares were first quoted on the stock market of the Exchange;

'**Register**' means the register of Members of the Company;

'**Registered Address**' means the address of a Member as noted in the Register;

Amended 15.05.2003 — '**Related Body Corporate**' has the same meaning as in the *Corporations Act*;

Amended 15.05.2003 — '**Representative**' means a person authorised by a Member to act as its representative under **clause 58.1** or in accordance with the *Corporations Act*;

'**Restricted securities**' has the same meaning as in the Listing Rules;

'**Restriction agreement**' has the same meaning as in the Listing Rules;

Amended 15.05.2003 — '**SCH Business Rules**' means the Operating Rules of ASTC in force from time to time;

Deleted 15.05.2003 — **[Definition of 'SCH participant' deleted]**

Deleted 15.05.2003 — **[Definition of 'SCH-regulated transfer' deleted]**

'**Seal**' means the Company's common seal (if any);

'**Secretary**' means any person appointed by the Directors to perform any of the duties of a secretary of the Company and where appropriate, includes an assistant or deputy secretary;

'**Shares**' means shares in the share capital of the Company;

Amended 15.03.2003 — '**Subsidiary**' has the same meaning as in the *Corporations Act*;

'**Twenty Percent Deferred Shares**' means Shares with the rights, privileges and conditions set out in **clause 2A.2**;

Amended 15.05.2003 — '**Uncertificated Holding**' means a holding of Shares in uncertificated mode in accordance with the Listing Rules and the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable, being a holding which is not held on any certificated sub-register maintained by or on behalf of the Company.

1.2 **[No Clause]**

Amended 15.05.2003 — 1.3 A reference to the *Corporations Act* is a reference to the *Corporations Act* as modified, amended or re-enacted from time to time.

1.4 Unless the context otherwise requires:

(a) headings are for ease of reference only and do not affect the construction of this Constitution; and

(b) words denoting individuals or persons include bodies corporate and vice versa.

Amended 15.05.2003 1.5 Unless the contrary intention appears in this Constitution, an expression in a clause of this Constitution has the same meaning as in the *Corporations Act*. Where the expression has more than one meaning in the *Corporations Act* and a provision of the *Corporations Act* deals with the same matter as a clause of this Constitution, that expression has the same meaning as in that provision.

1.6 Other grammatical forms of defined words or expressions have corresponding meanings.

Amended 15.05.2003 1.7 The provisions of the *Corporations Act* that apply to certain companies as replaceable rules are displaced by this Constitution in their entirety and do not apply to the Company.

Amended 15.05.2003 1.8 For the purposes of this Constitution, if the provisions of:

(a) the *Corporations Act* and the Listing Rules;

(b) the *Corporations Act* and the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable;

(c) the *Corporations Act* and this Constitution,

conflict on the same matter, the provisions of the *Corporations Act* prevail.

2. RIGHTS ATTACHING TO SUBSCRIBER SHARES

[No Clause]

2A. RIGHTS ATTACHING TO DEFERRED SHARES

2A.1 Each One Cent Deferred Share:

(a) carries the right to attend but not vote at any general meeting of the Company;

(b) carries no Dividend rights; and

(c) in a winding up:

(i) attracts the right to repayment of $0.01 and has no right to the repayment of any further amount paid on the Share; and

(ii) has no right to participate in the distribution of the surplus assets (if any) of the Company.

2A.2 Each Twenty Percent Deferred Share:

(a) carries the right to attend and vote at general meetings of the Company and, on a poll, a vote equal to 20% of the vote of an ordinary Share;

(b) carries the right to receive Dividends equal to 20% of those declared on each ordinary Share; and

(c) in a winding up:

(i) attracts the right to repayment of capital as if each Twenty Percent Deferred Share was 20% of an ordinary Share but has no right to the repayment of any further amount paid on the Share; and

(ii) attracts the right to participate in the distribution of the surplus assets (if any) of the Company as if each Twenty Percent Deferred Share was 20% of an ordinary Share.

2A.3 Neither One Cent Deferred Shares nor Twenty Percent Deferred Shares may be issued or allotted by the Directors. Shares of those classes may, however, be created by conversion under **clauses 3.2** to **3.9**.

2A.4 If there are no One Cent Deferred Shares or Twenty Percent Deferred Shares on issue at the Relevant Date, **clause 2A** (other than this **clause 2A.4**) and **clauses 3.2** to **3.9** shall cease to be of any force or effect.

2A.5 If there are any One Cent Deferred Shares or Twenty Percent Deferred Shares on issue at the Relevant Date, **clauses 3.2** to **3.7** and **clause 3.9** shall cease to be of any force or effect.

2A.6 In this **clause 2A**, 'Relevant Date' means the end of the Verification Period as defined in the Deed dated 19 November 1997 (as amended from time to time) establishing the AMP Foundation and to which the Company is a party.

3. RIGHTS ATTACHING TO ORDINARY SHARES

3.1 Subject to this Constitution and to the terms of issue of Shares, all Shares attract the following rights, privileges and conditions:

(a) the right to receive notice of and to attend and vote at all general meetings of the Company;

(a) the right to receive Dividends;

(b) the right in a winding up to participate equally in the distribution of the assets of the Company (both capital and surplus), subject only to any amounts unpaid on the Share.

3.2 Subject to the Directors being of the opinion referred to in **clause 3.6**, any Member holding ordinary Shares may request the Company to convert some or all of the ordinary Shares held by the Member into Deferred Shares.

3.3 A request under **clause 3.2** must:

(a) be in writing;

(b) identify the ordinary Shares to be converted into Deferred Shares;

(c) specify whether the ordinary Shares are to be converted into One Cent Deferred Shares or Twenty Percent Deferred Shares; and

(d) be executed by or on behalf of the Member holding the Shares to be converted.

3.4 A request may also specify a date and time at which the conversion is to take effect.

3.5 **No Clause]**

3.6 No later than the second meeting of Directors after receipt of a request under **clause 3.2**, but only if the Directors are of the opinion that the conversion will result in a material benefit being received by all the holders of ordinary Shares, the Directors must resolve to convert the ordinary Shares specified in the request into Deferred Shares under this clause. The conversion takes effect at the later of the time of the resolution and any date and time specified in the request under **clause 3.4**.

3.7 A request under **clause 3.2** can only be withdrawn with the consent of the Directors.

3.8 For the avoidance of doubt, once ordinary Shares are converted into Deferred Shares under this clause, the holder of the Shares may not request that the Shares be reconverted into ordinary Shares.

3.9 The Company must notify the Exchange of its intention to convert ordinary Shares into Deferred Shares at least 5 Business Days prior to the Directors resolving to convert any ordinary Shares.

4. ISSUE OF SHARES

Amended 15.05.2003

4.1 Subject to the *Corporations Act*, the Listing Rules and this Constitution, the Directors may issue and allot, or dispose of, Shares to persons:

(a) on terms determined by the Directors;

(b) at such issue price as they think fit; and

(c) at such times as they think fit.

4.2 The Directors' power under **clause 4.1** includes the power to:

(a) grant options over unissued Shares;

(b) issue and allot Shares with:

(i) any preferential, deferred or special rights, privileges or conditions; or

(ii) any restrictions in regard to Dividend, voting, return of capital or otherwise;

(c) issue and allot preference Shares that are, or at the option of the Company are to be, liable to be redeemed; and

(d) issue and allot bonus Shares for whose issue no consideration is payable to the Company.

Inserted 15.05.2003

4.3 The Directors may issue preference Shares under **clause 4.1** if those preference Shares are issued on terms that include the terms and are subject to the conditions set out in **Schedule 1** to this Constitution.

5. ISSUE OF SHARES ON DEMUTUALISATION

[No Clause]

6. COMMISSION AND BROKERAGE IN RESPECT OF SHARES

Amended 15.05.2003

6.1 The Directors may exercise the power conferred by the *Corporations Act* to make payments by way of brokerage or commission in respect of subscriptions for Shares.

6.2 Payments in accordance with this clause may be made in cash, by the issue and allotment of Shares, or the issue of debentures, or by a combination of any of those methods.

7. TRUSTS NOT RECOGNISED

Amended 15.05.2003

7.1 Except as required by law, the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable, or as otherwise provided by this Constitution, the Company will not recognise any person as holding a Share on trust and the Company will not be bound to recognise any equitable, contingent, future or partial interest or any other right in respect of a Share except the registered holder's absolute right of ownership.

7.2 This **clause 7** applies even if the Company has notice of the relevant trust, interest or right.

8. JOINT HOLDERS OF SHARES

8.1 If two or more persons are registered as the holders of a Share, they are taken to hold the Share as joint tenants with benefit of survivorship and the person whose name appears first on the Register is the only joint holder entitled to receive notices from the Company.

8.2 Any one of the joint holders of a Share may give an effective receipt for any Dividend or return of capital payable to the joint holders.

8.3 Except in the case of shareholdings approved by the Directors, the Company is entitled to:

(a) regard the three joint holders of a shareholding appearing first on the Register as the registered holders of that shareholding to the exclusion of any other holders;

(b) cancel the registration of any holder on the Register of a shareholding which appears after the first three holders for that shareholding; and

(c) disregard the entitlement of any person to be registered on the Register as a holder if the name of the person would appear on the Register after the first three holders for that shareholding.

9. SHARE CERTIFICATES

9.1 **[No Clause]**

Amended 15.05.2003

9.2 Subject to the *Corporations Act*:

(a) the Board may in its absolute discretion decide to issue or not to issue a certificate to a member for all Shares registered in the Member's name; and

(b) no Member is entitled to receive a certificate for Shares.

9.3 **[No Clause]**

Amended 15.05.2003 9.4 Any certificate for Shares must be issued and despatched in accordance with the *Corporations Act*, the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable, and the Listing Rules.

Amended 15.05.2003 9.5 Subject to the Listing Rules and Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable, the Company may elect not to maintain a certificated subregister and that all Shares or any class of Shares may only be held as Uncertificated Holdings.

9.6 The Directors may order worn out or defaced certificates to be cancelled and, if necessary, replaced by new certificates.

10. VARIATION OF CLASS RIGHTS

10.1 The rights attached to any class of Shares may, unless their terms of issue state otherwise, be varied:

(a) with the written consent of the holders of 75% of the Shares of the class; or

(b) with the sanction of a special resolution passed at a separate meeting of the holders of Shares of the class.

10.2 The provisions of the Constitution relating to general meetings apply, with necessary changes, to separate class meetings as if they were general meetings except that:

(a) a quorum is two persons holding or representing by proxy, attorney or Representative, at least one-third of the issued Shares of the class or, if there is one holder of Shares in a class, that person; and

(b) any holder of Shares of the class present in person or by proxy, attorney or Representative, may demand a poll.

10.3 The rights conferred on the holders of Shares which are not ordinary shares and which have preferential or other special rights will, unless otherwise expressly provided by their respective terms of issue, be taken to be varied or abrogated by:

(a) the issue of Shares; or

(b) the conversion of securities into new Shares,

which rank equally with or in priority to those Shares.

11. NON-MARKETABLE PARCELS OF SHARES

11.1 If at any time the number of Shares registered in the name of a Member is less than a Marketable Parcel (such Member for the purposes of this **clause 11** being referred to as an '**Eligible Member**'), the Directors may invoke the procedure for the sale of those Shares set out in this **clause 11** ('**Procedure**').

11.2 At the time the Procedure is invoked, a notice prepared in accordance with **clauses 11.3** and **11.4** ('**Notice**') must be despatched to each and every Eligible Member.

11.3 The Notice must state that the Shares referred to in the Notice will be liable to be sold unless, by a specified date not less than six weeks after the date of the Notice ('**Relevant Date**'), the Eligible Member advises the Company that the provisions of **clause 11** are not to apply to the Shares.

11.4 Where the Shares referred to in the Notice are held in a CHESS Holding, the Notice shall state that the Company may move these Shares from the CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding at any time after the Relevant Date.

11.5 Within 21 days after the Notice is despatched, notice of the intention of the Directors to sell Non-Marketable Parcels held by Eligible Members in accordance with the provisions of this clause must be published in a newspaper circulating generally throughout Australia and, if Shares are listed on any stock exchange outside Australia, in a newspaper circulating generally in the jurisdiction in which that stock exchange is located.

11.6 Every Eligible Member to whom a Notice has been despatched may by notice in writing addressed to the Secretary and delivered to the Office before the Relevant Date require the Company not to sell that Member's Shares in accordance with this clause in which event no sale of that Member's Shares will take place.

11.7 If the Eligible Member does not advise the Company by the Relevant Date that the provisions of this clause are not to apply to the Shares referred to in the Notice, any of those Shares which are held as at the Relevant Date may be:

(a) if held in a CHESS Holding, converted to an Issuer Sponsored Holding or a Certificated Holding; and

(b) sold by the Company.

11.8 Any Shares to be sold pursuant to this clause may be sold on-market or by private treaty or other means on the terms, in the manner and at the time determined by the Directors and for the purposes of a sale pursuant to this clause the Member:

(a) appoints the Company the Member's agent for sale;

(b) authorises the Company to effect on the Member's behalf a transfer of the Shares so sold;

(c) appoints the Company and its Directors from time to time jointly and severally as the Member's attorneys in the Member's name and on the Member's behalf to execute any instrument or take any other steps as they or any of them may consider appropriate to transfer Shares so sold.

11.9 The transferee will not be bound to see to the regularity of proceedings or to the application of the purchase money and after the transferee's name has been entered in the Register in respect of the Shares acquired pursuant to this clause, the validity of the sale will not be impeached by any person.

11.10 The title of the transferee to Shares acquired pursuant to this clause is not affected by any irregularity or invalidity in connection with the sale of Shares to the transferee.

11.11 The Company will receive the consideration (if any) given on any sale of Shares pursuant to this **clause 11**.

11.12 (a) The proceeds received by the Company in respect of all Shares sold pursuant to this clause ('**Sale Consideration**') will be paid into a bank account opened and maintained by the Company for the purposes of this clause.

(b) The Company will hold the Sale Consideration in trust for the Member whose Shares are sold pursuant to this clause and will forthwith notify the Member in writing that the Sale Consideration in respect of the Member's Shares has been received by the Company and is being held by the Company pending instructions from the Member as to how it is to be dealt with.

(c) After the Company receives any certificate for the Shares sold, the Sale Consideration less any unpaid calls and interest will be paid to the relevant Member or as that Member may direct.

Amended 15.05.2003

11.13 The purchaser or, subject to the *Corporations Act*, the Company will bear all costs, including brokerage and stamp duty, associated with the sale of any Shares pursuant to this clause.

11.14 Subject to **clause 11.15**, the Procedure may only be invoked once in any 12 month period.

11.15 If the Procedure has been invoked and there is an announcement of a takeover offer or takeover announcement for Shares, no more sales of Shares may be made pursuant to this **clause 11** until after the close of the offers made under the takeover offer or takeover announcement. The Procedure may then be invoked again.

12. CALLS

12.1 Subject to the terms on which partly paid Shares are issued, the Directors may make calls on the holders of the Shares for any money unpaid on them.

12.2 A call is made when the resolution of the Directors authorising it is passed. Subject to the Listing Rules, the Directors may require it to be paid by instalments, and may revoke or postpone the call after it has been made.

12.3 The Company must comply with the Listing Rules in relation to the dispatch and content of notices to Members on whom a call is made.

12.4 A Member to whom notice of a call is given in accordance with this **clause 12** must pay to the Company the amount called in accordance with the notice.

12.5 Failure to send a notice of a call to any Member or the non-receipt of a notice by any Member does not invalidate the call.

12.6 Joint holders of Shares are jointly and severally liable to pay all calls in respect of their Shares.

13. INSTALMENTS AND AMOUNTS WHICH BECOME PAYABLE

13.1 This **clause 13** applies where:

(a) the Directors require a call to be payable by instalments; or

(b) an amount becomes payable by the terms of issue of Shares upon allotment or issue, or at a time or in circumstances specified in the terms of issue.

13.2 Where this **clause 13** applies:

(a) the amount is payable as if it were a call made by the Directors and as if they had given notice of it; and

(b) the consequences of late payment or non-payment of the amount are the same as the consequences of late payment or non-payment of a call.

14. INTEREST AND EXPENSES IN RESPECT OF CALLS

If an amount called is not paid on or before the due date, the person liable to pay the amount must also pay:

(a) interest on the amount from the due date to the time of actual payment at a rate determined by the Directors (not exceeding 20% per annum); and

(b) all expenses incurred by the Company as a consequence of the non-payment,

but the Directors may waive payment of the interest and expenses in whole or in part.

15. RECOVERY OF AMOUNTS DUE IN RESPECT OF CALLS

On the hearing of any action for the recovery of money due for any call, proof that:

(a) the name of the person sued was, when the call was made, entered in the Register as a holder or the holder of Shares in respect of which the call was made;

(b) the resolution making the call is duly recorded in the Directors' minute book; and

(c) notice of the call was given to the person sued,

will be conclusive evidence of the debt.

16. DIFFERENTIATION

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

17. PAYMENT OF CALLS IN ADVANCE

17.1 The Directors may accept from a Member the whole or part of the amount unpaid on a Share before the amount accepted has been called.

17.2 The Company may:

(a) pay interest on any amount accepted, until the amount is payable under a call, at a rate (not exceeding 20% per annum) agreed between the Member and the Directors; and

(b) subject to any contract between the Company and the Member, repay all or any of the amount accepted in excess of the amount called on the Share.

17.3 Payment of an amount in advance of a call does not entitle the paying Member to any Dividend, benefit or advantage, other than the payment of interest under this **clause 17**, to which the Member would not have been entitled if it had paid the amount when it became due.

18. LIEN

18.1 To the extent permitted by the Listing Rules, the Company has a first and paramount lien on every partly paid Share for all money:

(a) due and unpaid to the Company at a fixed time, in respect of the Share;

(b) presently payable by a holder or the holder of the Share, or the holder's estate, to the Company in respect of the Share; or

(c) which the Company is required by law to pay (and has paid) in respect of the Share.

18.2 If any law for the time being of any country purports to impose an immediate or contingent liability upon the Company to make any payment or authorises a taxing authority or Government official to require the Company to make payment in respect of Shares or Dividends or other moneys accruing due to the Member who holds the Shares:

(a) the Member indemnifies the Company in respect of any such payment or liability; and

(b) subject to the Listing Rules, the Company:

(i) has a lien on the Shares and Dividends and other moneys payable in respect of the Shares, whether the Shares are held by the Member solely or jointly with another person, in respect of any payment made or liability incurred by the Company, together with reasonable interest on any payment made by the Company at a rate to be fixed by the Directors not exceeding 20% per annum from the date of payment by the Company to the date of repayment by the Member;

(ii) may set off amounts so paid by the Company against amounts payable by the Company to the Member as Dividends or otherwise;

(iii) may recover as a debt due from the Member or the Member's legal personal representative the amount of all payments made by the Company together with interest at the rate and for the period previously mentioned.

Amended 15.05.2003

18.3 The Company may do all things which the Directors think is necessary or appropriate to do under the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable, and the Listing Rules to enforce or protect the Company's lien.

18.4 The Company's lien extends to all Dividends payable in respect of the Share.

18.5 Unless the Directors determine otherwise, the registration of a transfer of a Share operates as a waiver of the Company's lien on the Share.

18.6 The Directors may declare a Share to be wholly or partly exempt from a lien.

19. LIEN SALE

If:

(a) the Company has a lien on a Share for money presently payable; and

(b) the Company has given the Member who holds the Share written notice demanding payment of the money,

then 14 or more days after giving the notice, the Directors may, subject to the Listing Rules, sell the Share in any manner determined by them.

20. FORFEITURE NOTICE

20.1 The Directors may at any time after a call or instalment becomes payable and remains unpaid by a Member, serve a notice on the Member requiring the Member to pay:

(a) the unpaid amount;

(b) any interest that has accrued; and

(c) all expenses incurred by the Company as a consequence of the non-payment.

20.2 The notice under **clause 20.1** must:

(a) specify a day (not earlier than 14 days after the date of the notice) on or before which the payment required by the notice must be made; and

(b) state that if a Member does not comply with the notice, the Shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

21. FORFEITURE

21.1 If a Member does not comply with a notice served under **clause 20**, then any or all of the Shares in respect of which the notice was given may be forfeited pursuant to a resolution of the Directors.

21.2 Unpaid Dividends in respect of forfeited Shares will also be forfeited.

21.3 On forfeiture, Shares become the property of the Company and forfeited Shares must be:

(a) offered by public auction in accordance with any requirements of the Listing Rules;

(b) otherwise sold or disposed of; or

(c) cancelled (subject to the Listing Rules) on terms determined by the Directors.

21.4 The Directors may, at any time before a forfeited Share is sold, disposed of or cancelled, annul the forfeiture of the Share on conditions determined by them.

21.5 Promptly after a Share has been forfeited:

(a) notice of the forfeiture must be given to the Member in whose name the Share was registered immediately before its forfeiture; and

(b) the forfeiture and its date must be noted in the Register.

21.6 Omission or neglect to give notice of or to note the forfeiture as specified in **clause 21.5** will not invalidate a forfeiture.

22. LIABILITY OF FORMER MEMBER

22.1 The interest of a person who held Shares which are forfeited is extinguished but, subject to the Listing Rules, the former Member remains liable to pay:

(a) all money (including interest and expenses) that was payable by the Member to the Company at the date of forfeiture in respect of the forfeited Shares; and

(b) interest from the date of forfeiture until payment at a rate determined by the Directors (not exceeding 20% per annum).

22.2 A former Member's liability to the Company ceases if and when the Company receives payment in full of all money (including interest and expenses) payable by the person in respect of the Shares. Such liability may only be released or waived in accordance with the Listing Rules.

23. DISPOSAL OF FORFEITED SHARES

23.1 The Company may:

(a) receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share; and

(b) effect a transfer of the Share in favour of a person to whom the Share is sold or disposed of.

23.2 The purchaser of the Share:

(a) is not bound to check the regularity of the sale or the application of the purchase price;

(b) obtains title to the Share despite any irregularity in the sale; and

(c) will not be subject to complaint or remedy by the former holder of the Share in respect of the purchase.

23.3 A statement signed by a Director and the Secretary that the Share has been regularly forfeited and sold or re-allotted or re-issued, or regularly sold without forfeiture to enforce a lien, is conclusive evidence of the matters stated as against all persons claiming to be entitled to the Share.

23.4 The net proceeds of any sale made to enforce a lien or on forfeiture must be applied by the Company in the following order:

(a) in payment of the costs of the sale;

(b) in payment of all amounts secured by the lien or all money that was payable in respect of the forfeited Share;

(c) in payment of any tax liability incurred by the Company on disposal of the forfeited Share; and

(d) in payment of any surplus to the former Member whose Share was sold.

24. TRANSFER OF SHARES

24.1 Subject to this Constitution, a Member may transfer Shares held by that Member.

24.2 Subject to **clause 24.3**, Shares may be transferred by:

(a) a written transfer instrument in any usual or common form; or

(b) any other form approved by the Directors.

Amended 15.05.2003

24.3 (a) The Company may participate in any computerised or electronic system for market settlement, securities transfer and registration conducted in accordance with the *Corporations Act*, the Listing Rules and the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable, or corresponding laws or securities exchange rules in any other country.

(b) If the Company participates in a system of the kind described in paragraph (a), then despite any other provision of this Constitution:

Amended 15.05.2003

(i) Shares may be transferred, and transfers may be registered, in any manner required or permitted by the Listing Rules or the SCH Business Rules or the Operating Rules of any other Prescribed CS Facility (or the corresponding laws or securities exchange rules in any other country) applying in relation to the system; and

(ii) the Company must comply with and give effect to those rules.

24.4 A written transfer instrument must be:

Amended 15.05.2003

(a) executed by the transferor or (where the *Corporations Act* permits) stamped by the transferor's broker;

Amended 15.05.2003

(b) unless the Directors decide otherwise in the case of a fully paid Share, executed by the transferee or (where the *Corporations Act* permits) stamped by the transferee's broker; and

(c) in the case of a transfer of partly paid Shares, endorsed or accompanied by an instrument executed by the transferee or by the transferee's broker to the effect that the transferee agrees to accept the Shares subject to the terms and conditions on which the transferor held them, to become a Member and to be bound by the Constitution.

Amended 15.05.2003

Subject to the *Corporations Act*, the written transfer instrument may comprise two documents.

Amended 15.05.2003

24.5 Except as required by the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable:

(a) a transferor of Shares remains the holder of the Shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the Shares;

(b) a transfer of Shares does not pass the right to any Dividends declared or authorised on the Shares until such registration.

25. PROHIBITION ON CERTAIN ENTITLEMENTS TO SHARES

25.1 Definitions and interpretation

(a) For this purposes of this **clause 25**:

'**Acquire**' has the same meaning as in Chapter 6 of the *Corporations Law*;

'**Act Restriction Period**' means the restriction period defined in section 17 of the Act;

'**Default Share**' has the meaning given by **clause 25.2**, and a Share is a Default Share even if the voting rights attached to the Share are suspended;

'**Dispose**' has the same meaning as in Chapter 6 of the *Corporations Law*, and includes disposal of Shares by means of a buy-back by the Company;

'**Entitled**' has the same meaning as in Chapter 6 of the *Corporations Law*;

'**Prescribed Number**', in relation to any person, means 5% of the total number of Shares;

'**Prohibition Period**' means the period starting on 1 January 1998 and ending at the end of the Restriction Period;

'**Relevant Agreement**' has the same meaning as in the *Corporations Law*;

'**Relevant Default Shares**' means:

(a) those Shares which the Directors determine would, in the Directors' opinion, be sufficient to ensure that, if the Default Shares were Disposed of by the Member or Members who hold them, none of the remaining Shares held by that Member or those Members is a Default Share; and

(b) during the Act Restriction Period, all Default Shares the Voting, Dividend and Winding Up Rights of which are suspended under section 22(1) of the Act;

'Required Notice Period', in relation to a notice, means:

(a) during the Act Restriction Period, the minimum period of notice required under section 23(1) of the Act; and

(b) otherwise, 30 days from the date of the notice;

'Restriction Period' means the period beginning on the Quotation Date and ending five years later;

'Voting, Dividend and Winding Up Rights' means the rights of a Member under this Constitution:

(i) to exercise a vote at any meeting of Members;

(ii) to receive Dividends;

(iii) to receive a distribution out of the property of the Company, whether as a result of winding up or otherwise.

(b) In this **clause 25**:

(i) a reference to a determination or opinion of the Directors is a reference to a determination or opinion, as the case may be, made or formed in accordance with this Constitution; and

(ii) the powers of the Directors conferred by this **clause 25** may be exercised by them in their absolute discretion; and

(iii) the Directors are not obliged to provide to any person any reason or grounds for a determination or opinion.

Amended 15.05.2003

(c) This **clause 25** is to be construed as broadly as possible to give effect to the provisions of **clause 25.2** despite the fact that only the persons referred to in section 140(1) of the *Corporations Act* are directly bound by this Constitution.

Inserted 17.05.2001

(d) Notwithstanding **clause 1.3**, a reference to the *Corporations Law* in **clause 25.1(a)** is a reference to the *Corporations Law* as in force on 1 January 1998.

25.2 Prohibition on entitlement to Shares

(a) Except as provided in this **clause 25**, a person must not Acquire or Dispose of Shares during the Prohibition Period if any person who:

(i) is not Entitled to any Shares in the Company; or

(ii) is Entitled to less than the Prescribed Number of Shares,

would immediately after the Acquisition or Disposal, be Entitled to the Prescribed Number or more than the Prescribed Number of Shares.

(b) Except as provided in this **clause 25**, a person who is Entitled at any time during the Prohibition Period to the Prescribed Number or more than the

Prescribed Number of Shares must immediately cause that entitlement to be reduced to less than the Prescribed Number of Shares.

(ba) Subject to the provisions of Part 3 of the Act, **clause 25.2(a)** has no application to an Acquisition of Shares which arises upon and as a result of the issue of Shares on 1 January 1998.

(c) For the purposes of this **clause 25**, while a person is Entitled, at any time during the Prohibition Period, to the Prescribed Number or more than the Prescribed Number of Shares in circumstances to which **clauses 25.2(a)** and **(b)** apply, each Share to which the person is Entitled is a Default Share.

25.3 Exceptions

(a) **Clause 25.2** does not apply to each of the following:

(i) the Company;

(ii) the Directors, in that capacity; and

(iii) subsidiary of the Company.

(b) The Directors may nominate a person for the purposes of this **clause 25.3** without stipulating a maximum number of Shares for that person. **Clause 25.2** does not apply to a person so nominated.

(c) The Directors may nominate a person for the purposes of this **clause 25.3** and stipulate a maximum number of Shares for that person. **Clause 25.2** applies to a person so nominated as if the Prescribed Number of Shares was the maximum number of Shares stipulated by the Directors.

(d) The Directors may at any time cause a notice to be given to a person nominated under **clause 25.3(b)** or **25.3(c)** revoking the nomination on the expiry of a period specified in the notice. Subject to another nomination under **clause 25.3(b)** or **25.3(c)**, **clause 25.2** applies to the person as from the expiry of the notice as if the nomination had not been made.

(e) Any time after the end of the Act Restriction Period, the Company may by special resolution exclude a Member or Members from the operation of **clause 25.2**.

25.4 Allotment and Issue of New Securities

(a) If:

(i) an allotment and issue of Shares arises from the exercise, conversion or paying up of a quoted security or a quoted right; and

(ii) the allotment and issue might result in a contravention of **clause 25.2**,

the Company may allot and issue the Shares to a nominee selected by it, on terms that require the nominee to arrange for the disposal of the Shares for the benefit of the person to whom the Shares would otherwise be issued.

(b) Nothing in this **clause 25.4** affects the validity of an allotment or issue of Shares that arises from the exercise, conversion or paying up of a quoted security or a quoted right.

25.5 Automatic suspension of rights

(a) The Voting, Dividend and Winding Up Rights attaching to each Relevant Default Share are automatically suspended while the Share is a Relevant Default Share.

Amended 17.05.2001 and 15.05.2003

(b) If it appears from:

(i) a notice received by the Company under Part 6C.1 of the *Corporations Act*; or

(ii) a disclosure in response to a direction given in respect of the Company under Part 6C.2 of the *Corporations Act*; or

(iii) information received by the Company from the Australian Securities and Investments Commission, whether under Part 6C.2 of the *Corporations Act* or otherwise; or

(iv) a declaration or finding by any Court or the Corporations and Securities Panel,

that a person is Entitled to the Prescribed Number or more than the Prescribed Number of Shares, the Shares will be taken to be Default Shares unless the contrary is proved or the Directors otherwise determine.

Amended 17.05.2001 and 15.05.2003

(c) If a direction is given in respect of the Company under Part 6C.2 of the *Corporations Act* and the person to whom the notice is given does not adequately respond to it within the time provided by the *Corporations Act*, the Shares to which the notice relates are taken to be Default Shares unless the contrary is proved or the Directors otherwise determine.

(d) Dividends or distributions otherwise payable in respect of a Relevant Default Share may be retained by the Company without any liability to pay interest. When the Shares cease to be Relevant Default Shares, the amounts retained by the Company must be paid to the person to whom they would have been paid had it not been for suspension under this **25.5**.

(e) If the Voting, Dividend and Winding Up Rights attached to Relevant Default Shares have been suspended under this **clause 25.5**, the Directors must promptly cause a notice to be given to the Member holding the Relevant Default Shares (or if there are two or more Members, to each of them) advising that such suspension has occurred.

(f) Failure to give, or delay in giving, a notice under **clause 25.5(e)** does not invalidate the suspension of Voting, Dividend and Winding Up Rights under this section or the powers of disposal of Default Shares conferred by this **clause 25**.

25.6 Disposal of Default Shares

(a) The Directors may, at any time during the Restriction Period, cause a notice to be given to a Member holding Default Shares (or if there are two or more Members, to each of them) requiring, within the period specified in the notice (being a period of not less than the Required Notice Period), the disposal by the Member or Members of such number of Default Shares as, in the Directors' opinion is sufficient to ensure that, after the disposal of those Shares, none of the remaining Shares held by the Member or Members is a Default Share.

(b) If the requirements of a notice under **clause 25.6(a)** are not complied with, the Company may dispose of the Default Shares specified in the notice, or such lesser number of those Shares as the Directors may determine.

(c) The following provisions apply if Default Shares are or are to be disposed of under **clause 25.6(a)** or **25.6(b)**:

(i) the Directors may determine in respect of a Member, how many Default Shares are to be disposed of;

(ii) the Directors may select the method of disposal of the Default Shares, and may dispose of them in a number of parcels, over a period of time, and otherwise in such manner and on such terms as the Directors may determine;

Amended 17.05.2001 and 15.05.2003

(iii) for the purpose of determining the identity of the Members and the number of Shares required at any time to be disposed of, the Directors may have regard to the latest notices given to the Company under Part 6C.1 of the *Corporations Act* and need not have regard to any changes that may have occurred after the latest of such notices;

(iv) each Member holding Default Shares is taken to have appointed the Company and each of the Directors jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to execute any documents and implement any procedures that may be required to procure the disposal of the Shares (by transfer or otherwise) on behalf of the Member;

(v) the title of the transferee of any Shares disposed of under this **clause 25.6** is not affected by any irregularity or invalidity in connection with the disposal of the Shares to the transferee including, without limitation, the absence of any share certificate;

(vi) the Company may receive and give a good discharge for any payment made for or in connection with the disposal of Default Shares, and must pay to the Members or former Members formerly holding the Default Shares the amount received in respect of the Default Shares, after deducting the whole, or such part as the Directors determine, of the costs and expenses of and incidental to the disposal of the Default Shares.

(d) Neither the Company nor the Directors are bound to see to the application of an amount paid to a Member or former Member under this **clause 25.6**, and that

amount may be paid by cheque posted to the Member or former Member at the address appearing in the Register immediately before the disposal.

26. PROPORTIONAL TAKEOVER SCHEME

[No Clause]

27. TRANSFER PROCEDURE

Amended 15.05.2003

27.1 Subject to **clause 27.2(b)**, for a transfer of Shares that is not an ASTC-regulated transfer:

(a) the written transfer instrument must be left at the Office or another place acceptable to the Company;

(b) the instrument must be accompanied by a certificate for the Shares dealt with in the transfer where a certificate has been issued, unless the Directors waive production of the certificate on receiving satisfactory evidence of the loss or destruction of the certificate; and

(c) the Directors may require other evidence of the transferor's right to transfer the Shares.

Amended 15.05.2003

27.2 Subject to **clause 28.4**:

(a) for a transfer of Shares that is an ASTC-regulated transfer, the transfer must be effected in accordance with the Listing Rules and the SCH Business Rules; and

(b) for a transfer of Shares that is regulated by the Operating Rules of any other Prescribed CS Facility (or by the laws or securities exchange rules in any foreign country that apply to a computerised or electronic system of the kind described in **clause 24.3**), the transfer must be effected in accordance with the Listing Rules and the Operating Rules of that Prescribed CS Facility (or the laws or securities exchange rules in any foreign country), as applicable.

27.3 Subject to the Listing Rules, the Company must not charge a fee for any of the following:

Amended 15.05.2003

(a) registering Proper ASTC transfers or any other transfer in accordance with any computerised or electronic system of the kind described in **clause 24.3**;

(b) registering paper-based transfers in registrable form;

(c) splitting certificates, renunciations and transfer forms;

(d) issuing certificates and transmission receipts;

(e) effecting conversions between sub-registers;

(f) noting transfer forms;

(g) issuing a statement showing the opening balance of the holding on the issuer sponsored sub-register;

(h) issuing a routine transaction statement to a security holder on the issuer sponsored sub-register; and

(i) sending a security holder details of a change to the holding which arises from an issue of securities or an acquisition of rights.

except where the issue of a certificate is to replace a lost or destroyed certificate.

28. RIGHT TO REFUSE REGISTRATION

28.1 Subject to **clause 28.4**, the Directors may in their absolute discretion refuse to register any transfer of Shares or other securities in any circumstances permitted by the Listing Rules.

28.2 Subject to **clause 28.4**, the Directors must:

(a) refuse to register any transfer of Shares or other securities, which are Restricted securities, during the escrow period except as permitted by the Listing Rules or the Exchange; and

(b) refuse to register any transfer where the Company is, or the Directors are, required to do so by the Listing Rules.

28.3 Subject to **clause 28.4**, Restricted securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the Exchange. The Company will refuse to acknowledge a disposal of Restricted securities (including registering a transfer) except as permitted by the Listing Rules or the Exchange.

Amended 15.05.2003

28.4 Despite **clauses 27.2, 28.1** and **28.2**, the Company must not refuse or fail to register or give effect to, or delay or in any way interfere with, a Proper ASTC transfer (or any other transfer in accordance with any computerised or electronic system of the kind described in **clause 24.3**) of Shares or other securities.

28.5 If a person has lodged a transfer which the Directors have refused to register, the Company must, within five Business Days after the date of lodgment, give to the lodging person written notice of the refusal and the reasons for it.

29. CLOSURE OF REGISTER

Amended 15.05.2003

Subject to the *Corporations Act*, the Listing Rules and the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable, the Company may close the transfer books or the Register at any time.

30. TITLE ON DEATH

30.1 The legal personal representative of a deceased Member who was the sole holder of Shares is the only person whom the Company will recognise as having any title to the deceased Member's Shares.

30.2 If a deceased Member was a joint holder of Shares, the other joint holder is, or the other joint holders are, the only person or persons whom the Company will recognise as having any title to the deceased Member's Shares.

30.3 The estate of the deceased Member will not be released from any liability to the Company in respect of the Shares.

30.4 The Company may register or give effect to a transfer to a transferee who dies before the transfer is registered.

31. ENTITLEMENT TO TRANSMISSION

31.1 A person who becomes entitled to a Share in consequence of the death, mental illness or bankruptcy of a Member may, subject to **clause 28** and to producing to the Company evidence of that person's entitlement which is satisfactory to the Directors, elect to:

(a) be registered as the holder of the Share; or

(b) transfer the Share to some other person nominated by that person.

31.2 If the person who has become entitled to a Share:

(a) elects to be registered as the holder, then the person must deliver or send to the Company a written notice of election signed by him or her; or

(b) elects to transfer the Share, then the person must effect a transfer of the Share.

31.3 An election to be registered as a holder of a Share under **clause 31.1(a)** or a transfer of a Share from a Member or deceased Member under this **clause 31** is subject to the same limitations, restrictions and provisions of this Constitution as would apply if the election were a transfer or the transfer were made by the Member or deceased Member himself or herself.

31.4 A person who:

(a) has become entitled to a Share by operation of law; and

(b) has produced evidence of that person's entitlement which is satisfactory to the Directors,

is entitled to the Dividends and other rights of the registered holder of the Share.

31.5 Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they will be considered to be joint holders of the Share.

32. CHANGES TO SHARE CAPITAL

32.1 The Company may convert all or any Shares into a larger or smaller number of Shares by resolution at a general meeting.

Amended 15.05.2003

32.2 For the purpose of giving effect to any conversion of its Shares, the Directors may, subject to the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable:

(a) issue fractional certificates;

(b) vest any fractions of Shares in trustees on such trusts for the persons entitled to the fractions of Shares as may seem expedient to the Directors;

(c) sell or take other steps, as they consider appropriate, to transfer the Shares representing the fractions for the best price reasonably obtainable to any person and distributing the net proceeds of sale (subject to retention by the Company

of small amounts where the cost of distribution would be disproportionate to the amounts involved) in due proportion among those Members and, for such sale, any Director may execute an instrument of transfer of the Shares to the purchaser; or

(d) take such other action as they think expedient.

Amended 15.05.2003

32.3 In any reduction of share capital under the *Corporations Act* that is an equal reduction, the terms of the reduction may comprise or include the transfer or distribution of specific assets (whether held in the name of the Company or in the name of any wholly owned subsidiary of the Company), including fully paid shares in, or debentures of, any other corporation.

32.4 For the purposes of any transfer or distribution of shares in any other corporation under the terms of an equal reduction as referred to in **clause 32.3**, each holder of Shares:

(a) is deemed to have agreed to become a member of that corporation; and

(b) appoints the Company or any of the Directors as its agent to execute any transfer of shares or other document required to effect the transfer or distribution of shares to that holder of Shares.

33. CAPITAL RAISING

[No Clause]

34. LISTING

[No Clause]

35. SALE OF MAIN UNDERTAKING

[No Clause]

36. POWERS OF ATTORNEY

36.1 If a Member executes or proposes to execute any document or do any act by or through an attorney, that Member must deliver the instrument appointing the attorney to the Company for notation.

36.2 The Company may require the Member to lodge a certified copy of the instrument for retention by the Company, and ask for whatever evidence it thinks appropriate that the power of attorney is effective and continues to be in force.

36.3 Any power of attorney granted by a Member will, as between the Company and the Member who granted the power of attorney:

(a) be taken and deemed to continue and will remain in full force and effect; and

(b) may be acted upon,

unless express notice in writing of its revocation or of the death of the Member who granted it is lodged with the Company.

36.4 Where a Member proposes that an attorney represent the Member at a general meeting or adjourned meeting, the Member must deliver the instrument appointing the attorney to the Company for notation (or a certified copy of the instrument) no later than 48 hours before the meeting or adjourned meeting, together with evidence satisfactory to the Company of its non-revocation.

37. CONVENING GENERAL MEETINGS

37.1 A Director may, at any time, call a general meeting.

Amended 15.05.2003 37.2 The Directors must convene annual general meetings in accordance with the *Corporations Act*, to be held at times to be determined by the Directors.

Amended 15.05.2003 37.3 General meetings may also be requested or called by Members in accordance with the procedures for member-initiated meetings set out in the *Corporations Act*. Members have no right to request or join in requesting a general meeting other than as expressly provided in the *Corporations Act*.

37.4 A general meeting may be held at two or more venues simultaneously using any technology that gives the Members as a whole a reasonable opportunity to participate.

38. NOTICE OF GENERAL MEETINGS

Amended 15.05.2003 38.1 Notice of a general meeting must be given in accordance with the *Corporations Act* to the persons referred to in **clause 102.1**.

38.2 A notice convening a general meeting must:

(a) specify the place, date and time of the meeting (and, if the meeting is to be held in two or more places, the technology that will be used to facilitate this);

(b) state the general nature of the business to be transacted at the meeting;

Amended 15.05.2003 (c) specify particulars of any determination made under regulation 7.11.37 of the *Corporations Regulations*;

(d) specify a place and a facsimile number (and may specify an electronic address), for the receipt of proxy appointments; and

Amended 15.05.2003 (e) comply with any other requirements of the *Corporations Act*.

38.3 An accidental omission to send a notice of a general meeting or the postponement of a general meeting to any Member or the non-receipt of a notice by any Member does not invalidate the proceedings at or any resolution passed at the general meeting.

39. BUSINESS OF GENERAL MEETINGS

39.1 **[No Clause]**

39.2 The business of an annual general meeting will be to:

(a) consider the annual financial report and reports of the Directors and Auditor;

(b) elect Directors and determine the amount of the Directors' remuneration;

(c) where relevant, appoint and fix the remuneration of the Auditor; and

(d) transact any other business which under the Constitution may be transacted at a general meeting.

39.3 (a) The Directors may postpone or cancel any general meeting (other than a meeting convened as the result of a request referred to in **clause 37.3**) at any time prior to the day of the meeting.

(b) The Directors must give notice of the postponement or cancellation to all persons entitled to receive notices from the Company.

39.4 **[No Clause]**

40. MEMBER AT GENERAL MEETINGS

In **clauses 41**, **42**, **45** and **49**, unless otherwise stated, '**Member**' includes a Member present in person or by proxy, attorney or Representative.

41. QUORUM FOR GENERAL MEETINGS

41.1 No business may be transacted at a general meeting unless a quorum of Members is present when the meeting proceeds to business.

41.2 **[No Clause]**

41.3 At any general meeting including any annual general meeting, a quorum of Members is 25 Members present in person.

41.4 If a quorum is not present within 15 minutes after the time appointed for a meeting:

(a) if the meeting was convened by or on the requisition of Members, it is automatically dissolved; or

(b) in any other case:

(i) it will stand adjourned to the same time and place seven days after the meeting, or to another day, time and place determined by the Directors; and

(ii) if at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, two Members will be a quorum.

42. CHAIRPERSON OF GENERAL MEETINGS

42.1 The chairperson, or in the chairperson's absence the deputy chairperson, of Directors' meetings will be the chairperson at every general meeting.

42.2 If:

(a) there is no chairperson or deputy chairperson; or

(b) neither the chairperson nor deputy chairperson is present within 15 minutes after the time appointed for holding the meeting; or

(c) the chairperson and deputy chairperson are unwilling to act as chairperson of the meeting,

the Directors present may elect a chairperson.

42.3 If no election is made pursuant to **clause 42.2**, then:

(a) the Members may elect one of the Directors present as chairperson; or

(b) if no Director is present or is willing to take the chair, the Members may elect one of the Members present as chairperson.

43. GENERAL CONDUCT AT GENERAL MEETINGS

43.1 The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting will be determined by the chairperson, including the procedure for the conduct of the election of Directors.

43.2 If there is a dispute at a general meeting about a question of procedure, the chairperson may determine the question and no vote may be taken by the Members on any such determination by the chairperson.

43.3 A director (and an Alternate Director when acting as a Director) is entitled to attend and speak at every general meeting.

44. ADJOURNMENT OF GENERAL MEETINGS

44.1 The chairperson of a meeting at which a quorum is present:

(a) in the chairperson's discretion may adjourn a meeting with the meeting's consent; and

(b) must adjourn a meeting if the meeting directs the chairperson to do so.

44.2 An adjourned meeting may take place at a different venue from the initial meeting.

44.3 The only business that can be transacted at an adjourned meeting is the unfinished business of the initial meeting.

44.4 If a general meeting has been adjourned for more than 42 days, notice of the adjourned meeting must be given to Members as if it were an original meeting, but otherwise it is not necessary to give notice of an adjourned meeting or the business of the adjourned meeting.

44.5 No poll may be demanded on the question of adjournment of a meeting except by the chairperson.

45. DECISIONS OF GENERAL MEETINGS

Amended 15.05.2003 45.1 Subject to the *Corporations Act* in relation to special resolutions, a resolution is carried if a majority of the votes cast on the resolution are in favour of the resolution.

Amended 15.05.2003 45.2 A resolution put to the vote of a meeting is to be decided on a show of hands unless a poll is demanded in accordance with the *Corporations Act*.

Amended 15.05.2003 45.3 A poll may be demanded at the times permitted by the *Corporations Act*.

45.4 Unless a poll is demanded:

(a) a declaration by the chairperson that a resolution has been carried, carried by a specified majority, or lost; and

(b) an entry to that effect in the minutes of the meeting,

are conclusive evidence of the fact without proof of the number or proportion of the votes in favour of or against the resolution.

45.5 The demand for a poll may be withdrawn.

45.6 A decision of a general meeting may not be impeached or invalidated on the ground that a person voting at the meeting was not entitled to do so.

46. TAKING A POLL AT GENERAL MEETINGS

46.1 Subject to **clause 46.5**, a poll will be taken when and in the manner that the chairperson directs.

46.2 The result of the poll will determine whether the resolution on which the poll was demanded is carried or lost.

46.3 The chairperson may determine any dispute about the admission or rejection of a vote, and such determination, if made in good faith, will be final and conclusive.

46.4 No poll may be demanded on the election of the chairperson.

46.5 A poll demanded on the adjournment of a meeting must be taken immediately.

46.6 After a poll has been demanded at a meeting, the meeting may continue for the transaction of business other than the question on which the poll was demanded.

47. CASTING VOTE OF CHAIRPERSON

The chairperson has a casting vote on a show of hands and on a poll in addition to the chairperson's votes as a Member, proxy, attorney or Representative.

48. OFFENSIVE MATERIAL AT GENERAL MEETINGS

The chairperson may refuse a person, whether or not they are a Member, admission to, or require the person to leave and not return to, a meeting if the person:

(a) refuses to permit examination of any article in the person's possession;

(b) is in possession of any:

(i) electronic or recording device;

(ii) placard or banner; or

(iii) other article,

which the chairperson considers to be dangerous, offensive or liable to cause disruption; or

(c) causes any disruption to the meeting.

49. MEMBERS ENTITLEMENT TO VOTE

49.1 Subject to this Constitution and to any rights or restrictions attaching to any class of Shares:

(a) every Member may vote;

Amended 15.05.2003

(b) subject to **clause 53.3** and to the *Corporations Act*, on a show of hands every Member has one vote;

(c) on a poll every Member has:

(i) for each fully paid Share held by the Member, one vote; and

(ii) for each partly paid Share held by the Member, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the Share.

49.2 An amount paid on a Share in advance of a call is not to be taken as paid for the purposes of **clause 49.1**.

49.3 During a breach of the Listing Rules relating to Shares which are Restricted securities, or a breach of a Restriction agreement, the holder of the relevant Restricted securities is not entitled to any voting rights in respect of those Restricted securities.

50. UNPAID CALLS OF MEMBERS

A Member is entitled to:

(a) vote; or

(b). be counted in a quorum,

only in respect of Shares on which all calls due and payable have been paid.

51. JOINT HOLDERS VOTES

If two or more joint holders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted, to the exclusion of the other joint holder or holders.

52. OBJECTIONS AND LISTING RULES

52.1 An objection to the qualification of a voter may only be raised at the meeting or adjourned meeting at which the voter cast its vote.

52.2 An objection must be referred to the chairperson of the meeting, whose decision is final.

52.3 Subject to **clause 52.4**, a vote which the chairperson does not disallow pursuant to an objection is valid for all purposes.

52.4 A vote which the Listing Rules require the Company to disregard is not valid.

53. VOTES BY PROXY

53.1 A Member who is entitled to attend and cast a vote at a general meeting of the Company may appoint not more than two other persons as that Member's proxy or proxies to attend and vote at the meeting on that Member's behalf.

53.2 If a Member appoints one proxy, that proxy may vote on a show of hands.

53.3 If a Member appoints two proxies neither proxy may vote on a show of hands.

53.4 A proxy may demand or join in demanding a poll.

53.5 If a Member is present at any general meeting for which it has validly appointed a proxy to attend and vote for the Member:

(a) the proxy's authority to speak for the Member is suspended while the Member is present; and

(b) the proxy's authority to vote for the Member on any resolution is not suspended while the Member is present but is revoked by the Member voting in person on that resolution.

53.6 A proxy may vote or abstain as he or she chooses except to the extent that an appointment of the proxy indicates the manner in which the proxy will vote on any resolution. The proxy must vote or abstain on a poll or show of hands in accordance with any instructions on the appointment.

54. INSTRUMENT APPOINTING PROXY

54.1 A natural person may appoint one proxy or, if the person is entitled to more than one vote, two proxies by a written appointment signed by the appointor or the appointor's attorney. The appointment may specify the proportion or number of votes that the proxy may exercise.

Amended 15.05.2003

54.2 A corporation may appoint one proxy or, if the corporation is entitled to more than one vote, two proxies by a written appointment executed in accordance with the *Corporations Act* or signed by a director, secretary or attorney of the appointor. The appointment may specify the proportion or number of votes that the proxy may exercise.

54.3 A proxy need not be a Member.

54.4 If a Member appoints two proxies and the appointment does not specify the proportion or number of the Member's votes each proxy may exercise, each proxy may exercise half of the Member's votes.

54.5 The Directors may approve a form of appointment of proxy from time to time.

Inserted 18.05.2000

54.6 For the purposes of **clauses 54.1** and **54.2**, a proxy appointment received at an electronic address specified in the notice of meeting for the receipt of proxy appointments will be taken to have been signed if the appointment:

(a) includes or is accompanied by a personal identification code allocated by the Company to the Member making the appointment; or

(b) has been authorised by the Member in another manner approved by the Directors and specified in or with the notice of meeting.

54.7 A proxy's appointment is valid at an adjourned meeting.

55. PROXY IN BLANK

If an instrument of proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the chairperson may either act as proxy or complete the instrument of proxy by inserting the name or names of one or more Directors or the Secretary.

56. LODGMENT OF PROXY

56.1 Subject to **clause 56.3**, the written appointment of a proxy or attorney must be received by the Company not less than 48 hours (unless otherwise specified in the notice of meeting to which the proxy relates) before:

(a) the time for holding the meeting or adjourned meeting at which the appointee proposes to vote; or

(b) the taking of a poll on which the appointee proposes to vote.

56.2 If the appointment purports to be executed under a power of attorney or other authority, the original document or a certified copy of it must be deposited with the Company.

56.3 A written appointment of a proxy or attorney is taken to have been received by the Company as required by **clause 56.1** if it is received at any of the following:

(a) the Office;

(b) a facsimile number at the Office; or

(c) a place, facsimile number or electronic address specified for the purpose in the notice of meeting.

57. VALIDITY OF VOTES

A vote cast in accordance with an appointment of proxy or power of attorney is valid even if before the vote was cast the appointor:

(a) died;

(b) became mentally incapacitated;

(c) revoked the proxy or power; or

(d) transferred the Shares in respect of which the vote was cast,

unless any written notification of the death, mental incapacity, revocation or transfer was received at the Office before the relevant meeting or adjourned meeting.

58. REPRESENTATIVES OF CORPORATIONS

58.1 Any Member which is a corporation may authorise an individual to act as its representative at any general meeting of the Company or any class of Members.

58.2 The chairperson of a general meeting may permit a person claiming to be a Representative to exercise the powers of a Representative even if the person has not produced satisfactory evidence of the person's appointment, or may allow the Representative to vote on the condition that the person subsequently establishes to the satisfaction of the chairperson of the general meeting the person's status as a Representative within a period prescribed by the chairperson of the general meeting.

59. NUMBER OF DIRECTORS AND INITIAL DIRECTORS

There will be:

(a) a minimum of three Directors; and

(b) a maximum of sixteen Directors.

60. QUALIFICATION OF DIRECTORS

Amended 17.05.2001 60.1 Subject to **clauses 60.2** to **60.5**, any person is eligible to hold the office of Director.

60.2 Except where the Directors otherwise determine, a person is not eligible, or will cease to be eligible, to hold the office of Director if the person is, or becomes, a director, principal, auditor, employee or agent of a Competitive Entity.

60.3 **[No Clause]**

Deleted 17.05.2001 60.4 **[No Clause]**

Amended 17.05.2001 60.5 A Director will cease to be eligible to hold the office of Director if he or she does not have a Qualification Interest in at least 2,000 Shares at all times after the period of 60 days from the date on which the person was elected or appointed a Director.

Deleted 17.05.2001 60.6 **[No Clause]**

Amended 17.05.2001 60.7 **Clauses 60.2** to **60.5** do not apply to Alternate Directors.

60.8 For the purposes of this **clause 60**, a person has a Qualification Interest in Shares if the person has a beneficial interest in the Shares or if the person holds the Shares in the person's own name.

61. POWER TO APPOINT AND REMOVE DIRECTORS

Amended 15.05.2003 61.1 The Company may, subject to the *Corporations Act*, by resolution passed in general meeting:

(a) remove any Director before the end of the Director's term of office; and

(b) appoint another person in the Director's place.

61.2 A person appointed under **clause 61.1(b)** will hold office for the term for which the Director removed would have held office if the Director had not been removed.

62. ADDITIONAL AND CASUAL DIRECTORS

62.1 Subject to **clause 59**, only the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors.

62.2 A Director appointed under **clause 62.1** before the Quotation Date will hold office until the first annual general meeting of the Company held after the Quotation Date when the Director may be re-elected but will not be taken into account in determining the number of Directors who must retire by rotation.

62.3 A Director appointed under **clause 62.1** after the Quotation Date will hold office until the next annual general meeting of the Company when the Director may be re-elected but will not be taken into account in determining the number of Directors who must retire by rotation.

63. FILLING VACATED OFFICE

63.1 If a Director retires at a general meeting, the Company may by ordinary resolution elect a person to fill the vacated office.

63.2 If the vacated office is not filled and the retiring Director is standing for re-election, the retiring Director will be considered to have been re-elected unless, at the meeting at which the Director retires:

(a) it is resolved not to fill the vacated office; or

(b) a resolution for the re-election of the Director is put and lost.

Amended 15.05.2003

64. RETIREMENT

64.1 Subject to the Listing Rules and **clause 81.8**, at each annual general meeting, one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors must retire from office.

64.2 (a) The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election or appointment.

(b) Directors elected or appointed on the same day may agree among themselves or determine by lot which of them must retire.

64.3 Subject to **clause 81.8**, a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected or when the Director has held office for 3 years after the Quotation Date without re-election, whichever is longer, even if the Director's retirement results in more than one-third of all Directors retiring from office.

Inserted 15.05.2003

64.4 A Director (other than an Executive Director) must retire from office at the conclusion of each annual general meeting held during or after the calendar year in which will occur the ninth anniversary of the date on which the Director was first elected or first re-elected as a Director (whichever is the earlier), even if the Director's retirement results in more than one-third of all Directors retiring from office.

Renumbered 15.05.2003

64.5 A retiring Director will be eligible for re-election.

65. NOMINATION OF DIRECTOR

65.1 A person other than a Director retiring by rotation is not eligible for election as a Director at a general meeting unless the person is eligible to hold office as Director under **clause 60** and the person, or a Member who intends to nominate the person, has left at the Office a written notice signed by the person:

(a) giving the person's consent to the nomination;

(b) stating either that the person is a candidate for the office of Director or that the Member intends to nominate the person for election; and

(c) signed by not less than 25 Members.

65.2 A notice given in accordance with **clause 65.1** must be left at the Office not less than 30 Business Days, or any greater maximum number of Business Days applicable to the Company under the Listing Rules, before the relevant general meeting.

66. VACATION OF OFFICE

66.1 The office of a Director immediately becomes vacant if the Director:

Amended 15.05.2003 (a) ceases to be a Director by virtue of the *Corporations Act*;

Amended 15.05.2003 (b) is prohibited by the *Corporations Act* from holding office or continuing as a Director;

Amended 15.05.2003 (c) is prohibited from holding or is removed from the office of Director by an order made under the *Corporations Act*;

(d) becomes bankrupt or makes any general arrangement or composition with the Director's creditors;

(e) becomes mentally incapacitated or a person whose estate is liable to be dealt with in any way under the law relating to mental health;

(f) resigns from the office of Director by notice in writing to the Company;

(g) is removed by a resolution of the Company;

(h) not being engaged abroad on the business of the Company, is absent from Directors' meetings for three consecutive months without leave of absence from the Directors; or

Amended 17.05.2001 (i) ceases to be eligible to hold office as Director under **clause 60.2** or **60.5**.

66.2 A Director who holds any executive office in the Company (including the office of Managing Director) ceases to be a Director when the Director ceases to hold the executive office.

66.3 A person ceasing to be a Director by virtue of the provisions of **clause 66.2** will not thereby be rendered ineligible for appointment or election as a Director under any clause other than **clause 81.**

67. REMUNERATION OF NON-EXECUTIVE DIRECTORS

67.1 Subject to the Listing Rules, the Directors as a whole (other than Executive Directors) may be paid or provided remuneration for their services the total amount or value of which must not exceed the aggregate maximum sum from time to time determined by the Company in general meeting.

67.2 The notice convening a general meeting at which it is proposed that members approve an increase of the aggregate maximum sum must state the amount of the increase and the aggregate maximum sum, and any other matters required by the Listing Rules.

67.3 Subject to the Listing Rules, the aggregate maximum sum will be divided among the Non-Executive Directors in such proportion and manner as the Directors agree and, in default of agreement, equally.

67.4 Non-Executive Directors may not be paid a commission on or a percentage of profits or operating revenue.

67.5 If a Non-Executive Director is required to perform services for the Company which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, the Company may pay or provide the Director remuneration determined by the Directors which may be either in addition to or instead of the Director's remuneration under **clause 67.1**. No remuneration may be paid or provided under this **clause 67.5** if the effect would be to exceed the aggregate maximum sum of Directors' remuneration determined by the Company in general meeting.

67.6 The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the Company's business.

67.7 To the extent permitted by law the Company may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been a Non-Executive Director of the Company or an officer of a Related Body Corporate of the Company against a liability:

Amended 17.05.2001 and 15.05.2003

(a) incurred by the person in the person's capacity as a Director of the Company or an officer of a Related Body Corporate of the Company or in the course of acting in connection with the affairs of the Company or a Related Body Corporate of the Company or otherwise arising out of the Director holding such office provided that the liability does not arise out of conduct involving a wilful breach of duty in relation to the Company or a Related Body Corporate of the Company or a contravention of section 182 or 183 of the *Corporations Act*; and

(b) for costs and expenses incurred by that person in defending Proceedings whatever their outcome.

67.8 Shares may be provided to Non-Executive Directors as part of their remuneration under **clauses 67.3** and **67.5** in accordance with the rules of any share plan for the remuneration of Non-Executive Directors which has been approved by the Company in general meeting. For the purposes of **clause 67.1**, the value of any Shares so provided will be determined in accordance with the rules of the share plan.

68. REMUNERATION OF EXECUTIVE DIRECTORS

68.1 The remuneration of an Executive Director may from time to time be fixed by the Directors. The remuneration may be by way of salary or commission or participation in profits or by all or any of these modes but may not be by commission on, or a percentage of, operating revenue.

68.2 To the extent permitted by law the Company may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an Executive Director of the Company or an officer of a Related Body Corporate of the Company against a liability:

Amended 17.05.2001 and 15.05.2003

(a) incurred by the person in the person's capacity as a Director of the Company or an officer of a Related Body Corporate of the Company or in the course of acting in connection with the affairs of the Company or a Related Body Corporate of the Company or otherwise arising out of the Director holding such office provided that the liability does not arise out of conduct involving a wilful breach of duty in relation to the Company or a Related Body Corporate of the Company or a contravention of section 182 or 183 of the *Corporations Act*; and

(b) for costs and expenses incurred by that person in defending Proceedings whatever their outcome.

69. BENEFIT TO RETIRING DIRECTORS

Amended 15.05.2003

69.1 A Director may be paid a retirement benefit, as determined by the Directors, in the circumstances provided in, and subject to the approval of Members if so required by, the *Corporations Act*.

69.2 A retirement benefit includes the giving of any benefit by way of compensation for, or in connection with, the loss by a Director of, or the resignation of a Director from, the office of Director, or the death of a Director.

69.3 A retirement benefit may be paid to, or for the benefit of, a Director, or to the Director's surviving spouse or dependents.

69.4 The Directors may enter into a contract or arrangement with a prospective, present or former Director for the payment of benefits or the making of contributions of the kinds referred to in **clause 69.1**.

69.5 The Directors may establish or support or assist in the establishment or support of funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to the Directors.

70. POWERS AND DUTIES OF DIRECTORS TO MANAGE COMPANY

Amended 15.05.2003

70.1 The business of the Company is managed under the direction of the Directors who may exercise all powers of the Company that this Constitution, the *Corporations Act* or the Listing Rules do not require to be exercised by the Company in general meeting.

70.2 Without limiting the generality of **clause 70.1**, the Directors may exercise all the powers of the Company to:

(a) borrow money;

(b) charge any property or business of the Company or all or any of its uncalled capital; and

(c) issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

70.3 The Directors may, by resolution or power of attorney, appoint any person to be the attorney or agent of the Company for such purposes, with such powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Directors), for such period and subject to such conditions as they think fit.

70.4 A power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney or agent as the Directors think fit. The Directors may also authorise any attorney or agent appointed under **clause 70.3** to delegate all or any of the powers, authorities and discretions vested in the attorney or agent.

71. DIRECTORS' MEETINGS

71.1 The chairperson, the deputy chairperson, or any two Directors may at any time, and the Secretary must on the request of the chairperson, the deputy chairperson, or any two Directors, summon a meeting of the Directors.

71.2 An accidental omission to give a notice of a meeting of Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings at or any resolution passed at the meeting.

Amended 17.05.2001

71.3 (a) A Directors' meeting may be called or held using any technology consented to by all the Directors. The consent may be a standing one. A Director may only withdraw their consent within a reasonable period before the meeting.

(b) The Directors need not all be physically present in the same place for a Directors' meeting to be held.

(c) A Director who participates in a meeting held in accordance with this **clause 71.3** is taken to be present and entitled to vote at the meeting.

71.4 **Clause 71.3** applies to meetings of Directors' committees as if all committee members were Directors.

71.5 The Directors may meet together, adjourn and regulate their meetings as they think fit.

Amended 15.05.2003

71.6 Subject to the *Corporations Act*, a quorum for meetings of Directors may be fixed by the Directors and unless so fixed, is three Directors present.

72. DECISIONS OF DIRECTORS

72.1 Questions arising at a meeting of Directors are to be decided by a majority of votes of the Directors present and voting.

72.2 The chairperson of a meeting has a casting vote in addition to the chairperson's deliberative vote, except where only two Directors are present and entitled to vote.

72.3 (a) An Alternate Director has one vote for each Director for whom the Alternate Director is an alternate.

(b) If the Alternate Director is a Director, the Alternate Director has a vote as a Director.

73. DIRECTORS' INTERESTS

Amended 15.05.2003

73.1 A Director who has a material personal interest in a matter that is to be considered at a meeting of Directors must not:

(a) vote on the matter or be present while the matter is being considered at the meeting; and

(b) be counted in the quorum in relation to that matter,

if to do so would be contrary to the *Corporations Act*.

Amended 17.05.2001 and 15.05.2003

73.2 (a) Each Director who has a material personal interest in a matter that relates to the affairs of the Company must comply with section 191 of the *Corporations Act*.

Inserted 17.05.2001 and amended 15.05.2003

(b) A Director will be required to declare at a meeting of Directors any:

(i) direct or indirect interest in an existing or proposed contract or arrangement with the Company; or

(ii) potential or actual conflict of interest arising (whether directly or indirectly) from any office held or property possessed by the Director,

only if the Director is required to do so by section 191 of the *Corporations Act*.

73.3 Notwithstanding any rule of law or equity to the contrary, a contract or arrangement in which a Director has an interest is not rendered void or voidable by any of the following:

(a) voting by the Director contrary to this **clause 73**;

Amended 17.05.2001 and 15.05.2003

(b) failure by the Director to comply with section 191 of the *Corporations Act*; or

(c) the fact that the Director has an interest in the contract or arrangement.

Amended 17.05.2001 and 15.05.2003

73.4 A Director and any firm, body or entity in which a Director has a direct or indirect interest may in any capacity:

(a) enter into any contract or arrangement with the Company;

(b) be appointed to and hold any office or place of profit under the Company, other than the office of auditor; and

(c) act in a professional capacity, other than as auditor, for the Company,

and provided that the Director complies with section 191 of the *Corporations Act*, may receive and retain for the Director's own benefit any remuneration, profits or benefits as if the Director was not a Director.

74. ALTERNATE DIRECTORS

74.1 A Director may, with the approval of the Directors, appoint any person as the Director's alternate.

74.2 An Alternate Director is entitled to notice of Directors' meetings while the Alternate Director is acting in that capacity and, if the appointor is not present at a meeting, is entitled to attend, be counted in a quorum and vote as a Director.

74.3 An Alternate Director is an officer of the Company and is not an agent of the appointor.

74.4 The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that Alternate Directors are not entitled in that capacity to any remuneration from the Company.

74.5 (a) The appointment of an Alternate Director may be revoked at any time by the appointor or by the other Directors.

(b) An Alternate Director's appointment ends automatically when the Alternate Director's appointor ceases to be a Director.

74.6 Any appointment or revocation under this clause must be effected by written notice delivered to the Secretary.

74.7 For the purposes of **clause 73**, an Alternate Director does not have an interest in a contract or arrangement or a material personal interest in a matter by reason only of the fact that the Alternate Director's appointor has such an interest.

75. REMAINING DIRECTORS

75.1 The Directors may act even if there are vacancies on the board.

75.2 If the number of Directors is not sufficient to constitute a quorum at a Directors' meeting, the Director or Directors may act only to:

(a) appoint a Director; or

(b) convene a general meeting.

76. CHAIRPERSON OF DIRECTORS' MEETINGS

76.1 The Directors may elect a Director as chairperson of Directors' meetings and may determine the period for which the chairperson will hold office.

76.2 If no chairperson is elected or if the chairperson is not present at any Directors' meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present must elect a Director to be chairperson of the meeting.

76.3 The Directors may elect a Director as deputy chairperson to act as chairperson in the chairperson's absence.

77. DIRECTORS' COMMITTEES

Amended 17.05.2001

77.1 (a) Without limiting **clause 77.5**, the Directors may delegate any of their powers or discretions, other than those which by law must be dealt with by the Directors

as a board, to a committee or committees whether or not such committee or committees includes a Director.

(b) The Directors may at any time revoke any delegation of power or discretion to a committee.

77.2 A committee must exercise its powers or discretions in accordance with any directions of the Directors and a power or discretion exercised in that way is taken to have been exercised by the Directors.

77.3 A committee may be authorised by the Directors to sub-delegate all or any of the powers or discretions for the time being vested in it.

77.4 Meetings of any committee will be governed by the provisions of this Constitution which deal with Directors' meetings so far as they are applicable and are not inconsistent with any directions of the Directors.

Inserted 17.05.2001 and amended 15.05.2003

77.5 The Directors may delegate any of their powers as permitted by the *Corporations Act*.

78. WRITTEN RESOLUTIONS

78.1 If a majority of the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution in terms set out in the document, then a resolution in those terms is taken to have been passed by the Directors without a meeting. The resolution is passed when the document was last signed by the Directors who constitute such majority.

78.2 For the purposes of **clause 78.1**, two or more identical documents, each of which is signed by one or more Directors, together constitute one document signed by those Directors on the days on which they signed the separate documents.

78.3 Any document referred to in this clause may be in the form of a facsimile transmission or electronic notification.

78.4 **[No Clause]**

78.5 This clause applies to resolutions of Directors' committees as if the references to Directors in this **clause 78** were references to committee members.

79. VALIDITY OF ACTS OF DIRECTORS

If it is discovered that:

(a) there was a defect in the appointment of a person as a Director, Alternate Director or member of a Directors' committee; or

(b) a person appointed to one of those positions was disqualified,

all acts of the Directors or the Directors' committee before the discovery was made are as valid as if the person had been duly appointed and was not disqualified.

80. MINUTES OF PROCEEDINGS

80.1 The Directors must cause minutes to be made of:

(a) the names of the Directors present at all general meetings, Directors' meetings and meetings of Directors' committees;

(b) all proceedings and resolutions of general meetings, Directors' meetings and meetings of Directors' committees;

(c) all resolutions passed by Directors in accordance with **clause 78**; and

(d) all disclosures of interests made pursuant to **clause 73**.

80.2 Minutes must be signed within a reasonable time after the meeting by the chairperson of the meeting or by the chairperson of the next meeting of the relevant body, or in the case of a resolution passed under **clause 78**, by a Director, and if so signed will as between the Members and as between the Company and the Members be conclusive evidence of the matters stated in such minutes.

81. APPOINTMENT OF EXECUTIVE DIRECTORS

81.1 (a) The Directors may appoint a person to the office of Managing Director on such terms, and with such title, as they think fit.

(b) The Directors may appoint a Director to any other full-time or substantially full-time executive position in the Company on such terms as they think fit.

(c) A Director appointed under **clause 81.1(a)** or **81.1(b)**, and a Director (however appointed) occupying for the time being a full-time or substantially full-time executive position in the Company or a Related Body Corporate, is referred to in this Constitution as an Executive Director.

81.2 The position of chairperson of Directors may be a full-time executive position if the Directors so resolve.

81.3 If the appointment of an Executive Director is for a fixed term, the term must not exceed five years.

81.4 The Directors may, subject to the terms of the Executive Director's employment contract, suspend, remove or dismiss the Executive Director from executive office and appoint another Director in that place.

81.5 If the Managing Director or the chairperson (if appointed to a full-time executive position) ceases to be a Director, the Managing Director's or the chairperson's executive office terminates automatically.

81.6 Except in the case of the Managing Director and the chairperson, the executive office of an Executive Director may be independent of the Executive Director's office as Director or may be dependent on its continuance.

81.7 If an Executive Director is suspended from executive office, the Executive Director will not be entitled to attend or vote at any meeting of Directors.

81.8 A sole Managing Director is not subject to retirement by rotation and is not to be taken into account in determining the rotation of retirement of Directors.

82. POWERS OF EXECUTIVE DIRECTOR

82.1 The Directors may confer on an Executive Director any powers exercisable by the Directors, subject to any terms and restrictions determined by the Directors.

82.2 The Directors may authorise an Executive Director to sub-delegate all or any of the powers vested in the Executive Director.

82.3 Any power conferred pursuant to this clause may be concurrent with but not to the exclusion of the Directors' powers.

82.4 The Directors may at any time withdraw or vary any of the powers conferred on an Executive Director.

82.5 The provisions of **clauses 66.2**, **81.5** and **81.6** regarding the automatic termination of the position of an Executive Director, and the powers of the Directors set out in this **clause 82**, apply notwithstanding anything in any contract between the Company and any Director, but if the termination of a position or the exercise of a power amounts to a breach of contract by the Company, the Director may have a right to damages for breach of contract.

83. SECRETARY

83.1 There must be at least one secretary of the Company appointed by the Directors on conditions determined by them.

83.2 The Directors may, subject to the terms of the Secretary's employment contract, suspend, remove or dismiss the Secretary.

84. COMMON SEAL

84.1 If the Company has a Seal, the Directors must provide for the safe custody of the Seal.

84.2 If the Company has a Seal, the Seal must not be used except with the general or specific authority of the Directors or a Directors' committee authorised to permit use of the Seal.

84.3 If the Company has a Seal, every document to which the Seal is affixed must be signed by a Director and be countersigned by another Director, the Secretary or another person appointed by the Directors to countersign the document.

84.4 If the Company has a Seal, the Directors may determine by resolution either generally or in any particular case that the signature of any Director or the Secretary to a document to which the Seal or an official seal or share seal is affixed may be a facsimile applied to the document by specified mechanical means.

85. OFFICIAL SEAL

85.1 If the Company has a Seal, the Company may have one or more official seals for use outside the State or Territory where the Seal is kept.

85.2 Each official seal must be a facsimile of the Seal with the addition on its face of the name of every place where it may be used.

85.3 An official seal must not be used except with the authority of the Directors or a Directors' committee.

86. CERTIFICATE SEAL

86.1 If the Company has a Seal, the Company may have a certificate seal which may be affixed to Share, option or other certificates.

86.2 The certificate seal must be a facsimile of the Seal with the addition of the words 'Certificate Seal' on its face.

86.3 A certificate seal must not be used except with the general or specific authority of the Directors or a Directors' committee.

87. INSPECTION OF RECORDS

Amended 15.05.2003 87.1 Except as otherwise required by the *Corporations Act*, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by Members other than Directors.

Amended 15.05.2003 87.2 Subject to the *Corporations Act*, a Member other than a Director does not have the right to inspect any financial records or other documents of the Company unless the Member is authorised to do so by a court order or a resolution of the Directors.

88. DECLARATION OR DETERMINATION OF DIVIDEND

88.1 The Directors may by resolution either:

(a) declare a Dividend to be paid to Members and may fix the amount, the time for payment and the method of payment; or

(b) determine that a Dividend is payable and fix the amount, the time for payment and the method of payment.

88.2 The Directors may amend or revoke a resolution made under **clause 88.1(b)**to pay a Dividend before the date which is seven Business Days before the record date which has been notified to the Exchange for determining entitlements to that Dividend.

89. INTERIM DIVIDEND

The Directors may authorise the Company to pay an interim Dividend which is payable on the date fixed by the Directors.

90. NO INTEREST

The Company must not pay interest on any Dividend.

91. RESERVES

91.1 The Directors may set aside out of profits such amounts by way of reserves as they think appropriate before declaring a Dividend or determining to pay a Dividend.

91.2 The Directors may apply the reserves for any purpose for which profits may be properly applied.

91.3 Pending any application of the reserves, the Directors may invest or use the reserves in the business of the Company or in other investments as they think fit.

91.4 The Directors may carry forward any undistributed profits without transferring them to a reserve.

92. DIVIDEND ENTITLEMENT

92.1 Subject to the rights of persons (if any) entitled to Shares with special rights as to Dividend:

(a) all fully paid Shares on which any Dividend is to be paid are entitled to participate in the Dividend equally; and

(b) the Dividend to be paid to the holder of a partly paid Share must not exceed that proportion of the Dividend to be paid to the holder of a fully paid Share that the amount paid up on the Share (not credited as paid up) bears to the total issue price of the Share (excluding amounts credited as paid up).

92.2 An amount paid on a share in advance of a call is not to be taken as paid for the purposes of **clause 92.1**.

92.3 Unless otherwise determined by the Directors, Shares will rank for Dividends from their date of allotment.

Amended 15.05.2003

92.4 Subject to the *Corporations Act* and the Operating Rules of a Prescribed CS Facility (including the SCH Business Rules), if they are applicable, a transfer of Shares registered after the record date notified to the Exchange for determining entitlements to a Dividend or interim Dividend paid or payable in respect of the transferred Shares does not pass the right to that Dividend or interim Dividend.

93. RESTRICTED SECURITIES

During a breach of the Listing Rules relating to Shares which are Restricted securities, or a breach of a Restriction agreement, the holder of the relevant Restricted securities is not entitled to any Dividend in respect of those Restricted securities.

94. DEDUCTIONS FROM DIVIDENDS

The Directors may deduct from a Dividend payable to a Member all sums presently payable by the Member to the Company on account of calls or otherwise in relation to Shares in the Company.

95. DISTRIBUTION OF ASSETS

95.1 The Directors may resolve that a Dividend will be paid wholly or partly by the distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

95.2 The Directors, when authorising the payment of an interim Dividend, may direct payment wholly or partly by the distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

95.3 If a difficulty arises in making a distribution of specific assets, the Directors may:

(a) deal with the difficulty as they consider expedient;

(b) fix the value of all or any part of the specific assets for the purposes of the distribution;

(c) determine that cash will be paid to any Members on the basis of the fixed value in order to adjust the rights of all the Members; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

95.4 If a distribution of specific assets to a particular Member or Members is illegal or, in the Directors' opinion, impracticable, the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the Dividend instead of the distribution of specific assets.

96. PAYMENT OF DIVIDENDS

96.1 Any Dividend or other money payable in respect of Shares may be paid by cheque sent through the mail directed to:

(a) the address of the Member shown in the Register or to the address of the joint holder of Shares shown first in the Register; or

(b) an address which the Member or joint holders has in writing notified the Company as the address to which Dividends should be sent.

96.2 Any joint holder may give an effectual receipt for any Dividend or other money paid in respect of Shares held by holders jointly.

96.3 The Directors may, in their absolute discretion, elect to pay in the local currency of the country, any Dividend or other money payable to Members whose address shown in the Register is in a foreign country.

96.4 The Directors may determine the exchange rate to be used to convert a Dividend or other money into a foreign currency under **clause 96.3**.

97. ELECTION TO REINVEST DIVIDEND

97.1 If and to the extent authorised by resolution of the Company in general meeting, the Directors may:

(a) establish a plan whereby Members or any class of Members may elect to reinvest cash Dividends paid by the Company by subscribing for Shares;

(b) vary, suspend or terminate the arrangements established under **clause 97.1(a)**.

98. ELECTION TO ACCEPT SHARES IN LIEU OF DIVIDEND

98.1 The Directors may resolve, in respect of any Dividend which it is proposed to pay on any Shares, that holders of those Shares may elect to:

(a) forego their right to share in the proposed Dividend or part of the proposed Dividend; and

(b) instead receive an issue of Shares credited as fully paid.

98.2 If the Directors resolve to allow the election provided for in **clause 98.1**, each holder of Shares conferring a right to share in the proposed Dividend may, by notice in writing to the Company given in such form and within such period as the Directors may from time to time decide, elect to:

(a) forego the Dividend which otherwise would have been paid to the holder on such of the holder's Shares conferring a right to share in the proposed Dividend as the holder specifies in the notice of election; and

(b) receive instead Shares to be allotted and issued to the holder credited as fully paid, on and subject to such terms and conditions as the Directors may determine.

98.3 Following the receipt of duly completed notices of election under **clause 98.2**, the Directors may:

(a) appropriate from any reserve account or the profit and loss account or any other account or reserve available otherwise available for distribution to Members an amount equal to the aggregate issue price of the Shares to be allotted, credited as fully paid, to those holders of Shares who have given such notices of election; and

(b) apply the amount in paying up in full the number of Shares required to be so allotted.

98.4 **[No Clause]**

98.5 The powers given to the Directors by this **clause 98** are additional to the provisions for capitalisation of profits provided for by this Constitution. If the Directors exercise their power to capitalise profits under **clause 100** then any Member who has elected to participate in arrangements established under this **clause 98** is deemed, for the purpose of determining the Member's entitlement to share in the capitalised sum, not to have so elected.

99. UNCLAIMED DIVIDENDS

All Dividends unclaimed for one year after the time for payment has passed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed money.

100. CAPITALISATION OF PROFITS

100.1 The Directors may resolve:

(a) to capitalise any sum, being the whole or part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members; and

(b) that:

(i) no Shares be issued and no amounts unpaid on Shares be paid up on capitalisation of the sum;

(ii) the sum be applied, in any of the ways mentioned in **clause 100.2**, for the benefit of Members in the proportions in which the Members would have been entitled if the sum had been distributed by way of Dividend;

(iii) in connection with an Employee Share Scheme, the sum be applied by paying up in part or in full unissued Shares and issuing them in accordance with the rules or provisions of the Scheme; or

(iv) in connection with the proper operation of the committee established by the Board and known as the 'Shareholder Relations Committee', the sum be applied by paying up in part or in full unissued shares and issuing them in accordance with any delegation to that committee of the Directors' power under **clause 4.1**.

100.2 The ways in which a sum may be applied for the benefit of Members under **clause 100.1(b)(ii)** are:

(a) in paying up any amounts unpaid on Shares held or to be held by Members;

(b) in paying up in full unissued Shares or debentures to be issued to Members as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

100.3 To the extent necessary to adjust the rights of the Members among themselves, the Directors may:

(a) subject to **clause 24.3**, issue fractional certificates or make cash payments in cases where Shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all the Members entitled to a benefit on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any such further Shares or debentures; or

(ii) the payment by the Company on their behalf of the amount or any part of the amount remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under the authority of paragraph (b) is effective and binding on all the Members concerned.

Amended 15.05.2003

100.4 In this **clause 100**, 'Employee Share Scheme' includes an employee share scheme (as defined in the *Corporations Act*), an employee option scheme, an executive option scheme, a share plan for the remuneration of Non-Executive Directors, an employee incentive scheme (as defined in the Listing Rules), or a contract:

(a) to which a Director is a party or under which a Director is entitled to a benefit; and

(b) that confers a right to call for or deliver shares in, or debentures of, or interests in a registered scheme made available by, the Company or a related body corporate.

100.5 This **clause 100** does not apply to the Company's reserve known as the 'Capital Reserve' as referred to in the statement made in accordance with section 7(2)(g) of the Act.

100A. CAPITAL RESERVE

The Company's reserve known as the 'Capital Reserve' as referred to in the statement made in accordance with section 7(2)(g) of the Act must not be applied other than:

(a) for purposes which, in the reasonable opinion of the Directors, are for the benefit of ordinary shareholders at the time;

(b) in a manner which, in the reasonable opinion of the Directors, provides an equal opportunity of participation for ordinary shareholders at the time; or

(c) as otherwise permitted by law.

101. SERVICE OF NOTICES

101.1 Subject to **clause 96.1**, a notice of meeting or other document may be given or delivered by the Company to any person who is entitled to receive the notice or other document under this Constitution by:

(a) serving it on the person; or

(b) sending it by post, facsimile transmission or electronic notification to the person at the person's address shown in the Register or the address supplied by the person to the Company for sending notices to the person.

101.2 A notice sent by post is taken to be served:

(a) by properly addressing, prepaying and posting a letter containing the notice; and

(b) two days after the day on which it was posted.

101.3 A notice sent by facsimile transmission or electronic notification is taken to be served:

(a) by properly addressing the facsimile transmission or electronic notification and transmitting it; and

(b) on the day of its transmission.

101.4 A notice may be served by the Company on joint holders under **clause 101.1(a)** or **101.1(b)** by giving the notice to the joint holder whose name appears first in the Register.

101.5 Every person who is entitled to a Share by operation of law and who is not registered as the holder of the Share is taken to receive any notice served in accordance with this clause on the person from whom the first-mentioned person derives title.

101.6 A Member whose Registered Address is not in Australia may specify in writing an address in Australia as the Member's Registered Address within the meaning of this clause.

101.7 A certificate in writing signed by a Director, Secretary or other officer of the Company, or by any person that the Company has engaged to maintain the Register, that a document or its envelope or wrapper was addressed and stamped and was posted is conclusive evidence of posting.

Amended 15.05.2003 101.8 Subject to the *Corporations Act* the signature to a written notice given by the Company may be written or printed.

101.9 All notices sent by post outside Australia must be sent by prepaid airmail post.

102. PERSONS ENTITLED TO NOTICE

102.1 Notice of every general meeting must be given to:

(a) every Member;

(b) every Director and Alternate Director;

(c) the Exchange; and

(d) the Auditor.

Amended 15.05.2003 102.2 Subject to the *Corporations Act* no other person is entitled to receive notice of a general meeting.

103. COMPANY TO KEEP FINANCIAL RECORDS

Amended 15.05.2003 103.1 The Directors must cause the Company to keep written financial records and to prepare financial documents and reports in accordance with the requirements of the *Corporations Act* and the Listing Rules.

Amended 15.05.2003 103.2 The Directors must cause the financial records and financial documents of the Company to be audited in accordance with the requirements of the *Corporations Act* and the Listing Rules.

104. WINDING UP

104.1 Nothing in this clause prejudices the rights of the holders of Shares issued on special terms and conditions.

104.2 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company:

(a) divide among the Members in kind all or any of the Company's assets;

(b) for that purpose, determine how the liquidator will carry out the division between the different classes of Members,

but may not require a Member to accept any Shares or other securities in respect of which there is any liability.

104.3 The liquidator may, with the sanction of a special resolution of the Company, vest all or any of the Company's assets in a trustee on trusts determined by the liquidator for the benefit of the contributories.

105. INDEMNITY

Amended 17.05.2001 and 15.05.2003

105.1 To the extent permitted by law and subject to **clause 105.2**:

(a) the Company indemnifies every person who is or has been an officer of the Company against any liability for costs and expenses incurred by that person in defending an action for an actual or alleged liability incurred or allegedly incurred by that person as an officer or former officer of the Company; and

(b) the Company indemnifies every person who is or has been an officer of the Company against any liability (other than for legal costs) incurred by the person as an officer of the Company,

except in the circumstances prohibited by section 199A of the *Corporations Act.*

105.2 No indemnity is given by the Company pursuant to **clause 105.1** to any person who is or has been an employee of the Company or of any of its subsidiaries against any liability incurred by that person in that person's capacity as an employee of the Company or of any of its subsidiaries unless the giving of that indemnity has been approved by the Board.

Inserted 17.05.2001

105.3 The amount of any indemnity payable under **clause 105.1** will include an additional amount ('**GST Amount**') equal to any GST payable by the officer being indemnified ('**Indemnified Officer**') in connection with the indemnity (less the amount of any input tax credit claimable by the Indemnified Officer in connection with the indemnity). Payment of any indemnity which includes a GST Amount is conditional upon the Indemnified Officer providing the Company with a GST tax invoice for the GST Amount.

Inserted
15.05.2003

SCHEDULE 1 - RIGHTS ATTACHING TO PREFERENCE SHARES

1. **Terms of preference Shares**

For the purposes of **clause 4.3**, the Directors may issue preference Shares under **clause 4.1** on the following terms:

(a) each preference Share confers on the holder a right to receive a preferential dividend at the rate and on the basis decided by the Directors under the terms of issue;

(b) in addition to the preferential dividend, each preference Share may participate with the ordinary Shares in profits if, and to the extent that, the Directors decide under the terms of issue;

(c) the preferential dividend is cumulative unless, and to the extent that, the Directors decide otherwise under the terms of issue;

(d) each preference Share confers on its holder:

(i) the right to the preferential dividend in priority to the payment of any dividend on any other class of Shares; and

(ii) the right in a winding up or on redemption to payment in cash in priority to any other class of Shares of:

(A) the amount of any dividend accrued but unpaid on the Share at the date of winding up or the date of redemption; and

(B) any amount paid on the Share;

(e) unless otherwise decided by the Directors under the terms of issue, a preference Share does not confer on its holder any right to participate in the profits or property of the Company except as set out in this Schedule;

(f) to the extent that the Directors decide under the terms of issue, a preference Share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those Shares only;

(g) a preference Share does not entitle its holder to vote at any general meeting of the Company except:

(i) on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the Share;

(C) to wind up the Company; or

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a resolution to approve the terms of a buy back agreement;

(iii) during a period in which a dividend or part of a dividend on the Share is in arrears;

(iv) during the winding up of the Company; and

(v) in any other circumstance the Directors determine at the time of issue and which is permitted by the Listing Rules; and

(h) each preference Share confers on its holder the same rights as those conferred by the Constitution upon the holders of ordinary Shares in relation to receiving notices of general meetings, reports, balance sheets and accounts and of attending and being heard at all general meetings of the Company.

2. Foreign Currency

Where any amount is payable by the Company to the holder of a preference Share in a currency other than Australian dollars, and the amount is not paid when due or the Company has commenced winding up, the holder may give notice to the Company requiring payment of an amount in Australian dollars equal to the foreign currency amount calculated by applying the reference rate on the date of payment for the sale of the currency in which the payment is to be made for Australian dollars. Reference rate means the rate applicable in the market and at the time determined by the Directors before allotment of those preference Shares and specified in the terms of issue for those preference Shares.

3. Conversion to ordinary Shares

A preference Share which, in accordance with its terms of issue, may be converted into an ordinary Share will, at the time of conversion and without any further act, have the same rights as a fully paid ordinary Share and rank equally with other fully paid ordinary Shares on issue. This is subject to the terms of issue of the preference Share in relation to entitlement to ordinary dividends paid after conversion. In addition, the terms of issue of the preference Share may provide for the issue of additional ordinary Shares on conversion as determined by the Directors.

CORPORATIONS ACT 2001 **(Cth)**

CONSTITUTION

of

AMP LIMITED

(ACN 079 354 519)

adopted 7 May 1999
amended 18 May 2000
amended 17 May 2001
amended 15 May 2003

MINTER ELLISON
Lawyers
Aurora Place
88 Phillip Street
SYDNEY NSW 2000
DX 117 Sydney
Telephone (02) 9921 8888
Facsimile (02) 9921 8123
MS:MJM

TABLE OF CONTENTS

60

ASX Announcement

28 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **60/03**

For information only

AMP Henderson Property Trusts

AMP Limited today outlined the impact of potential changes to its listed property trust business, managed by its Australian asset management company, AMP Henderson Global Investors.

AMP Shopping Centre Trust (ART) and the AMP Diversified Property Trust (ADP), part of AMP Henderson's Listed Property Trust (LPT) portfolio, are both subject to takeover offers. If these offers succeed, the impact on AMP is not material. Changes include:

ART

- Removal of AMP Henderson as Responsible Entity. This will result in a reduction in assets under management of approximately A$1.6 billion.
- Management rights to around 60 per cent of the current value of the shopping centres in the ART portfolio will be retained by AMP Henderson. This reflects an agreement reached today between Westfield Trust and AMP Life. These centres include Pacific Fair, Garden City Booragoon, Warringah Mall and Macquarie Centre. This means AMP Shopping Centres Pty Ltd (a subsidiary of AMP Henderson) will continue to manage these centres.
- The annualised net profit after tax impact on AMP Henderson will be a reduction of around A$7.3 million. This takes into account the ongoing management of some shopping centres.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

ADP

- Removal of AMP Henderson as Responsible Entity. This will result in a reduction in assets under management of approximately A$1.8 billion.
- As part of its offer, Stockland has entered into a number of arrangements with AMP Henderson and AMP Shopping Centres Pty Ltd[1]. These arrangements will result in a one-off payment of A$39.3 million[2] to AMP Henderson, a figure which represents 2.1 per cent of assets under management. The book value of these rights is around A$67 million.
- In addition, Stockland and AMP Henderson in New Zealand will enter into a joint venture under which the groups will joint asset manage ADP's three New Zealand shopping centres and potentially pursue other opportunities in New Zealand.
- The annualised net profit after tax impact on AMP Henderson will be a reduction of around A$4.2 million.

AMP Chief Executive Officer Andrew Mohl said AMP Henderson was not immune to the consolidation currently occurring in the LPT sector.

"Given the shakeup taking place in the property trust sector, the AMP Group has achieved a number of favourable outcomes for shareholders. These include a payment from Stockland as well as the ongoing management of a number of key assets in the ART portfolio," he said.

"Most importantly for AMP, AMP Henderson remains one of the largest property asset managers in Australia. AMP continues to manage around A$10 billion worth of Australian property assets."

AMP Henderson has a diversified suite of property assets across the listed, unlisted and pooled sectors. Two-thirds of its business is in the direct unlisted property sector.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

[1] Completion of these arrangements is conditional on Stockland being appointed Responsible Entity of ADP.
[2] Subject to contractual conditions being met

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

(6)

ASX Announcement

29 May 2003

Manager Company Announcements Office Australian Stock Exchange Level 4, 20 Bridge Street Sydney NSW 2000	Manager Market Information Services Section New Zealand Stock Exchange Level 9, ASB Tower, 2 Hunter Street Wellington New Zealand

Announcement No: 61/03

Part 1 - Notice of Change of Interests of Substantial Holder

Part 2 – Agreement and Deeds of Accession

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP

Prue Milne
Board Executive and Company Secretary
Corporate Policy and Secretariat
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
GPO Box 4134
Sydney NSW 2001 Australia
Telephone 02 9257 9909
Facsimile 02 9257 5498
Email prue_milne@amp.com.au

29 May 2003

The Company Secretary
AMP Henderson Global Investors Limited
33 Alfred Street
SYDNEY NSW 2000

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Notice of change of interests of substantial holder

We enclose a notice of change of interests of substantial holder (Form 604) in relation to AMP Shopping Centre Trust ("**ART**").

On 20 May 2003, Westfield Trust ("**WT**") announced that it would make an all-cash takeover offer for the outstanding units in ART at $1.80 per unit. In its announcement, WT indicated that its bid would be subject to a condition that the AMP Life co-owners waive any pre-emptive rights they may have to acquire any properties of ART as a result of Westfield Management Limited ("**WML**") becoming the responsible entity of ART or the acquisition of ART units by WT. WT has a 19.9% relevant interest in ART.

On 28 May 2003, AMP Life Limited, AMP Pacific Fair Pty Limited and AMP Macquarie Pty Limited ("**AMP Life Co-owners**") and AMP Henderson Global Investors Limited ("**AMPH**") entered into or acceded to an agreement with WT and WML in order to satisfy this condition, as stated in AMP Life's media release of the same date. The agreement also clarifies arrangements in relation to aspects of the future relationship between co-owners, should WML become the responsible entity of ART.

As a consequence of this agreement, the AMP Life Co-owners, AMPH, WT and WML **technically** become "associates" under the Corporations Act giving rise to the requirement for AMP Limited to file the attached substantial holder notification. **However, nothing in the agreement requires AMP Life, AMPH, WT or any other party to the agreement to:**

(i) exercise, or restrains or restricts any such party from exercising, the votes attaching to any ART units they may hold from time to time; or

(ii) dispose of, or restrains or restricts any such party from disposing of, any ART units they may hold from time to time.

We also note that the association does not extend to any member of the AMP group other than the AMP Life Co-owners and AMPH.

The agreement and deeds of accession are annexed to the enclosed Form 604.

Yours faithfully

Prue Milne

T:\AMP Limited\ASX\Correspondence\Substantial holder notice-ART.DOC

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	AMP Shopping Centre Trust ("ART")
ACN/ARSN	ARSN 087 393 397

1. Details of substantial holder (1)

Name	AMP Limited and its related bodies corporate, including the persons listed in Annexure A ("Substantial Shareholders")
ACN/ARSN (if applicable)	ACN 079 354 519

There was a change in the interests of the substantial holder on	28/ 05 / 2003
The previous notice was given to the company on	10 / 04 / 2003
The previous notice was dated	10 / 04 / 2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary units fully paid	165,815,467	20.45%	328,049,298	40.46*

***Note: The voting power disclosed arises because of the provisions of the Corporations Act requiring substantial holders to disclose the voting power of their associates. As a consequence of entering into the agreement referred to in Annexures D and E, certain of the Substantial Holders referred to in this notice are deemed to be associates of Westfield Management Limited (as responsible entity of the Westfield Trust) ("WT"). However, in relation to any units in ART of which WT (or any of its related bodies corporate) is or may have a relevant interest, none of the Substantial Holders referred to in this notice have any power to exercise, or control the exercise, of a right to vote attached to such units, nor have the power to dispose of, or control the exercise of a power to dispose of, such units.**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	See Annexure B				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure C				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure D and Annexure E

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
AMP Limited	33 Alfred Street, Sydney, NSW 2000
Each of the persons listed in **Annexure A**	

Signature

print name PRUE MILNE capacity COMPANY SECRETARY

sign here [signature] date 28 / 5 / 03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

This is Annexure "A" of 1 page mentioned in Form 604 (Notice of Change of Interests of Substantial Holder).

Signed: [signature]

Name: PRUE MILNE

Date: 28 May 2003

Name	Address
AMP Life Limited	33 Alfred Street, Sydney, NSW 2000
AMP Henderson Global Investors Limited	33 Alfred Street, Sydney, NSW 2000
AMP Pacific Fair Pty Limited	33 Alfred Street, Sydney, NSW 2000
AMP Macquarie Pty Limited	33 Alfred Street, Sydney, NSW 2000
AMP Private Investments Pty Limited	33 Alfred Street, Sydney, NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW
Henderson Global Investors Limited	3 Finsbury Avenue, London EC2M 2PA
JP Morgan Nominees Australia Limited	259 George Street, Sydney 2000
MN Services - LPT	271 Collins Street, Melbourne 3000
National Custodial Services Limited	271 Collins Street, Melbourne 3000
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000

Annexure B

This is Annexure "B" of 1 page mentioned in Form 604 (Notice of Change of Interests of Substantial Holder).

Signed: [signature]

Name: PRUE MILNE

Date: 28 MAY 2003

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Person's votes affected
10-Apr-2003 to 23-May-2003	AMP Life Limited	Unit acquisition	$1,665,237.35	Ordinary units 925,533	925,533
10-Apr-2003 to 28-May-2003		Unit disposal	$983,320.19	Ordinary units 572, 713	572,713
1-May-2003 to 27-May-2003	Cogent Nominees Pty Limited	Unit acquisition	$4,106,158.68	Ordinary units 2,314,071	2,314,071
11-Apr-2003 to 21-May-2003		Unit disposal	$111,811.22	Ordinary units 63,060	63,060
10-Apr-2003 to 11-Apr-2003	Henderson Global Investors Limited	Unit disposal	$3,163,934.25	Ordinary units 1,850,000	1,850,000
23-May-03	Sun Superannuation Fund	Unit acquisition	$36,099.00	Ordinary units 20,000	20,000
23-May-03	Telstra Listed Property Trust	Unit acquisition	$198,544.50	Ordinary units 110,000	110,000

Annexure C

This is Annexure "C" of 1 page mentioned in Form 604 (Notice of Change of Interests of Substantial Holder).

Signed: [signature]

Name: PRUE MILNE

Date: 28 MAY 2003

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life Limited is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Act	Ordinary 12,893,497	12,893,497
Henderson Global Investors Limited	JP Morgan Nominees Australia Limited	Henderson Global Investors Limited	Henderson Global Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Act	Ordinary 1,125,000	1,125,000
AMP Private Investments Pty Limited	AMP Private Investments Pty Limited	AMP Private Investments Pty Limited	AMP Private Investments Pty Limited is a wholly owned subsidiary of AMP Investment Services Pty Limited, which is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Act	Ordinary 133,950,000	133,950,000
AMP Henderson Global Investors Limited ('**AMPH**')	Cogent Nominees Pty Ltd	Cogent Nominees Pty Ltd	AMPH, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities by those persons or trusts. AMPH is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Act	Ordinary 16,764,554	16,764,554
	National Custodian Services Limited	MN Services - LPT		Ordinary 1,125,000	1,125,000
	National Custodian Services Limited	Sun Superannuation Fund		Ordinary 128,522	128,522
	National Custodian Services Limited	Telstra Listed Property Trust		Ordinary 712,725	712,725

Annexure D

This is Annexure "D" of 2 pages mentioned in Form 604 (Notice of Change of Interests of Substantial Holder).

Signed: [signature]

Name: PRUE MILNE

Date: 28 May 2003

Changes in Association

On 28 May 2003:

1. Westfield Management Limited ACN 001 670 579 ("**WML**") as responsible entity of the Westfield Trust ARSN 090 849 746 ("**Westfield Trust**") and AMP Life Limited ACN 079 300 379 ("**AMP Life**") entered into an agreement ("**Agreement**") in which, subject to WML becoming the responsible entity of ART, AMP Life consented under certain co-owners' agreements to WML (or a related body corporate) becoming the responsible entity of ART without triggering, and undertook to Westfield and WML not to exercise, any pre-emptive rights or other rights that they may have (as the case may be) to acquire any of the shopping centres, or interests in the shopping centres, the subject of those co-owners' agreements as a result of:

   (a) WML, or a related body corporate of WML, becoming the responsible entity of ART; and/or

   (b) a person who replaces WML becoming the responsible entity of ART subject to meeting certain conditions; and/or

   (c) the acquisition of any units in ART as contemplated by Westfield Trust's takeover bid for ART.

   The Agreement also contemplates the entry into of certain arrangements relating to ART's co-owned properties should WML become the responsible entity of ART.

2. AMP Pacific Fair Pty Limited in its capacity as trustee for the AMP Pacific Fair Trust ("**AMPPF**") and AMP Macquarie Pty Limited in its capacity as trustee for the AMP Macquarie Trust ("**AMPM**") (being entities controlled by AMP Wholesale Shopping Centre Trust No. 2) executed an Accession Deed in favour of each of WML, Westfield Trust and AMP Life agreeing to be bound by all obligations of those entities as a co-owner under the Agreement.

3. AMP Henderson Global Investors Limited ("**AMPH**") executed in favour of each of WML, Westfield Trust and AMP Life an Accession Deed agreeing to be bound by all of the obligations on AMPH under the Agreement;

Copies of the Agreement and the Accession Deeds are annexed at **Annexure E.**

WML and Westfield Trust became an associate of AMP Life, AMPPF and AMPM ("**AMP Life Co-owners**") and AMPH on 28 May 2003 pursuant to section 12 and section 53 of the Corporations Act 2001.

Nothing in the Agreement requires AMP Life, WT or any other party to the agreement to:

(i) exercise, or restrains or restricts any such party from exercising, the votes attaching to any ART units they may hold from time to time; or

(ii) dispose of, or restrains or restricts any such party from disposing of, any ART units they may hold from time to time.

Westfield Trust lodged its latest notice of change of interest of substantial holder (Form 604) in respect of units in ART with the Australian Stock Exchange Limited on 26 March 2003.

Annexure E

This is Annexure "E" of 89 pages mentioned in Form 604 (Notice of Change of Interests of Substantial Holder).

Signed: [signature]

Name: PRUE MILNE

Date: 28 May 2003

CLAYTON UTZ

I certify this to be a true
photocopy of the original document

Signed: [signature]

Name: PRUE MILNE

Date: 28 May 2003

AMP Life Limited ACN 079 300 379
AMP Life

Westfield Management Limited ACN 001 670 579 as responsible entity of the Westfield Trust ARSN 090 849 746

Westfield Management Limited ACN 001 670 579

And such other persons who become a Party under this Agreement

Agreement

CLAYTON UTZ
Lawyers
Levels 22-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
www.claytonutz.com
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Table of Contents

Agreement made at Sydney on 28 May 2003

Parties **AMP Life Limited ACN 079 300 379** of Level 14, 33 Alfred Street, Sydney NSW 2001 ("**AMP Life**")

Westfield Management Limited ACN 001 670 579 of Level 24, Westfield Tower, 100 William Street, Sydney, NSW 2011 ("**WML**")

Westfield Management Limited as RE of the Westfield Trust ARSN 090 849 746 of Level 24, Westfield Tower, 100 William Street, Sydney, NSW 2011 ("**WT**")

Recitals

A. The RE of the AMP Shopping Centre Trust ("**ART**") is a tenant in common of the shopping centres known as Warringah Mall (Brookvale, NSW), Pacific Fair (Broadbeach, Qld), Macquarie Centre (North Ryde, NSW), Garden City (Mt Gravatt, Qld), Garden City (Booragoon, WA) and Knox City (Melbourne, Vic) (the "**Shopping Centres**").

B. The other tenants in common of the Shopping Centres ("**Co-Owners**") are AMP Life, Warringah Mall Pty Ltd, AMP Pacific Fair Pty Ltd as trustee for the AMP Pacific Fair Trust, AMP Macquarie Pty Ltd as trustee for the AMP Macquarie Trust, Knox Shopping Centre Investments (No. 2) Pty Limited and Kent Street Pty Limited.

C. Warringah Mall Pty Limited, Knox Shopping Centre Investments (No. 2) Pty Limited and Kent Street Pty Limited are wholly owned subsidiaries of AMP Life. AMP Life owns 90% and the RE of ART owns 10% of the units in the AMP Wholesale Shopping Centre Trust 2. AMP Henderson Global Investors Limited ("**AMPH**") is the RE of the AMP Wholesale Shopping Centre Trust 2 and in that capacity owns all of the shares in AMP Pacific Fair Pty Limited, AMP Macquarie Holdings Pty Limited and AMP Macquarie Pty Limited and all of the units in the AMP Pacific Fair Trust, the AMP Macquarie Holdings Trust of which AMP Pacific Fair Pty Limited and AMP Macquarie Holdings Pty Limited are respectively the trustee. AMP Macquarie Holdings Pty Limited owns all the units in AMP Macquarie Trust of which AMP Macquarie Pty Limited is the trustee.

D. On 20 May 2003 WT announced its intention to make a takeover bid pursuant to Chapter 6 of the *Corporations Act* for all of the units in ART subject to conditions including a condition ("**Pre-Emptive Rights Condition**") that:

> *"Prior to 5pm on 27 May 2003, the AMP Life Co-Owners irrevocably and unconditionally consenting under the Co-Owners' Agreements to Westfield Management (or a related body corporate) becoming the Responsible Entity of ART without triggering, and the AMP Co-Owners irrevocably and unconditionally undertaking in writing to Westfield Trust, Westfield Management and each related body corporate of Westfield Management in a legally binding form not to exercise, any Pre-emptive Rights or other rights that they may have (as the case may be) to acquire any ART Properties or interest in ART Properties as a result of either:*
>
> - *Westfield Management or a related body corporate of Westfield Management, replacing AMP Henderson as Responsible Entity of ART; or*
> - *the acquisition of ART Units by Bidder"*

E. AMP Life, being an AMP Life Co-Owner referred to in Recital D in respect of the Shopping Centres known as Warringah Mall, Garden City (Mt Gravatt, QLD), Garden City (Booragoon, WA) and Knox City (Melbourne, Vic) is prepared to give and to procure Warringah Mall Pty

Limited, Knox Shopping Centre Investments (No.2) Pty Limited and Kent Street Pty Limited to give to WT the undertaking referred to in Recital D above on the terms of this Agreement (but not otherwise).

The parties agree

1. Definitions and interpretation

1.1 Definitions

"Accession (IA) Deed" means the Accession (IA) Deed set out in Schedule 1.

"Accession (COA) Deed" means the Accession (COA) Deed set out in Schedule 2.

"AMPH" means AMP Henderson Global Investors Limited.

"ASIC" means the Australian Securities and Investments Commission.

"ART Units" means issued units in the capital of ART and all rights and entitlements attaching to them.

"ASX" means Australian Stock Exchange Limited.

"Business Day" means a weekday when banks are generally open for business in Sydney.

"Conditions" means the conditions precedent set out in clause 2.1.

"Co-Owners" means AMP Life, Warringah Mall Pty Limited, AMP Pacific Fair Pty Limited, AMP Macquarie Pty Limited, Knox Shopping Centre Investments (No. 2) Pty Limited and Kent Street Pty Limited.

"Co-Owners' Agreements" means the agreements made between, inter alia, a Co-Owner and the RE of ART relating to each of the Shopping Centres as described in Schedule 3.

"Co-Owned Property" means a Shopping Centre which is owned by a Co-Owner and the RE of ART as tenants-in-common.

"Current Projects" means the development projects currently underway at Mt Gravatt, being:

(a) the redevelopment of the Coles supermarket and additional specialty shops anticipated to be completed in April 2004; and

(b) the Harvey Norman project in the Big W mall area, anticipated to be completed in mid 2004.

"Development Framework Agreement" means the Development Framework Agreement (or DFA) prepared in accordance with paragraph 1.1(f) of the Development Principles negotiated and agreed in accordance with clause 4(a) to be the Development Framework Agreement.

"Development Principles" means the principles set out in Schedule 4.

"Majority Decision" means, in respect of a Co-Owned Property, a decision made by co-owners in relation to a Shopping Centre owned by those co-owners as tenants-in-common, representing a majority of the interests in the relevant Shopping Centre.

"Management Agreement" means the form of Management Agreement set out in Schedule 5.

"Manager" means, in respect of a Shopping Centre, the person performing the services of manager under the relevant Management Agreement (or the analogous services if the Management Agreement has not been signed).

"Party" means a party to this Agreement or a person who becomes a party to this Agreement by executing and delivering an Accession (IA) Deed required under clause 2.1 to satisfy a Condition.

"Pre-Emptive Rights" means all rights which any party to a Co-Owners' Agreement has under that Co-Owners' Agreement to acquire the interest (or any part thereof) of any other party to that Co-Owners' Agreement in the Shopping Centre the subject of that Co-Owners' Agreement.

"RE" means, in respect of a managed investment scheme, the person recorded in ASIC's records as the responsible entity of that managed investment scheme.

"Replacement Date" means the date on which WML becomes the RE of ART (if ever).

"WML Obligations" means all obligations and liabilities of whatsoever kind, undertaken or incurred by, or devolving upon WML under or in respect of this Agreement or any deed, agreement or other instrument collateral herewith or given or entered into pursuant hereto whether express or implied by statute or other legal requirements or arising otherwise howsoever in WML's capacity as RE of ART, in the event that WML becomes the RE of ART.

"WT Obligations" means all obligations and liabilities of whatsoever kind, undertaken or incurred by, or devolving upon WML under or in respect of this Agreement or any deed, agreement or other instrument collateral herewith or given or entered into pursuant hereto whether express or implied by statute or other legal requirements or arising otherwise howsoever in WML's capacity as RE of WT.

1.2 Interpretation

In this Agreement:

(a) headings are for convenience only and do not affect interpretation;

and unless the context indicates a contrary intention:

(b) an obligation or a liability assumed by, or a right conferred on, 2 or more persons binds or benefits them jointly and severally;

(c) **"person"** includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(d) a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee or responsible entity, includes a substituted or an additional trustee or responsible entity;

(e) a reference to a document (including this Agreement) is to that document as varied, novated, ratified or replaced from time to time;

(f) a reference to a statute or statutory provision includes a statutory modification or re-enactment of it or a statutory provision substituted for it, and each ordinance, by-law, regulation, rule and statutory instrument (however described) issued under it;

(g) a word importing the singular includes the plural (and vice versa), and a word indicating a gender includes every other gender;

(h) a reference to a party, clause, schedule, exhibit, attachment or annexure is a reference to a party, clause, schedule, exhibit, attachment or annexure to or of this Agreement, and a reference to this Agreement includes all schedules, exhibits, attachments and annexures to it;

(i) if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(j) "**includes**" in any form is not a word of limitation; and

(k) a reference to "**$**" or "**dollar**" is to Australian currency.

1.3 Co-Owners

AMP Life will procure that Warringah Mall Pty Limited, Knox Shopping Centre Investments (No. 2) Pty Limited and Kent Street Pty Limited give effect to the terms of this Agreement as Co-Owners.

1.4 WML

Notwithstanding any other provision of this Agreement:

(a) on and from the date of this Agreement until the Replacement Date (if it occurs), Westfield Management Limited shall be taken to be a Party to this Agreement only in its capacity as RE of the Westfield Trust and in its personal capacity in respect of clauses 6.6. and 6.7; and

(b) on and from the Replacement Date (if it occurs) and without the need for any other action or notice, Westfield Management Limited shall be taken to be a Party to this Agreement only in its capacities as RE of ART and RE of the Westfield Trust.

1.5 Parties

Where a person becomes a Party by executing and delivering an Accession (IA) Deed in satisfaction of a Condition under clause 2.1, then that person will be bound by all of the obligations and entitled to all of the benefits under this Agreement of a Party in the capacity in which it becomes a Party on and from that date.

2. Conditional Agreement

2.1 Conditions precedent

This Agreement (other than clauses 1, 2, 3, 4(a), 6.4(c), 6.6, 6.7, 13, 14 and 16) will be of no force and effect unless and until:

(a) **(Takeover Bid)**: takeover offers:

(i) are made by WT on terms no less favourable to ART unitholders than those described in WT's announcement of its takeover bid for ART dated 20 May 2003 ("**Takeover Bid**") (except that the takeover offers must not be subject to the Pre-Emptive Rights Condition or any defeating conditions to similar effect); and

(ii) are despatched by WT to the holders of ART Units within 45 days after the announcement referred to in paragraph (a)(i); and

those takeover offers are not withdrawn and become unconditional during the offer period under the Takeover Bid;

(b) **(Pacific Fair and Macquarie Accession)**: on or prior to 11:59pm on 28 May 2003, each of AMP Pacific Fair Pty Limited in its capacity as trustee for the AMP Pacific Fair Trust and AMP Macquarie Pty Limited in its capacity as trustee for the AMP Macquarie Trust (being entities controlled by AMP Wholesale Shopping Centre Trust No. 2) duly execute and deliver an Accession (IA) Deed to each of the Parties agreeing to be bound by all obligations of those entities as a Co-Owner under this Agreement;

(c) **(AMPH Accession)**: on or prior to 11:59pm on 28 May 2003, AMPH duly executes and delivers to each of the Parties an Accession (IA) Deed agreeing to be bound by all of the obligations of AMPH under this Agreement;

(d) **(RE Appointment)**: WML is appointed RE of ART within 6 months after the offers under the Takeover Bid become unconditional

2.2 No commitment regarding ART units

Notwithstanding clause 2.1, AMP Life confirms that it is not making any commitment (nor has there been any commitment made by AMP Life) to WT for AMP Life to accept any offer pursuant to the Takeover Bid or to otherwise dispose of or vote in respect of any ART Units held by or on behalf of AMP Life in any way.

2.3 Benefit of Conditions

(a) AMP Life is entitled to the benefit of the Conditions set out in clauses 2.1(a) and AMP Life alone may waive in writing that Condition.

(b) All Parties are entitled to the benefit of the Conditions set out in clauses 2.1(b), (c) and (d) and all the Parties acting together may waive in writing that Condition.

2.4 Operation of this Agreement

(a) The provisions of this Agreement which are subject to satisfaction or waiver of all of the Conditions will become effective at the time the Conditions are satisfied or waived.

(b) If any Condition is not satisfied or waived by the time for its satisfaction in accordance with clause 2.1, this Agreement may be rescinded by a Party entitled to the benefit of that Condition giving a written notice to the Parties and upon such rescission this Agreement will cease to have any force or effect.

3. Takeover Bid

If the minimum acceptance condition contained in WT's offers under its Takeover Bid has been:

(a) satisfied, then within two business days thereafter; or

(b) waived, then immediately thereafter,

WT must declare the offers under the Takeover Bid free of all remaining defeating conditions, unless prior to that time there has been a breach of any defeating condition under the offers and WT has publicly declared to the market that it intends to rely on a breach of that defeating condition.

4. Development Principles

(a) Each Party agrees to negotiate in utmost good faith and use its best endeavours to agree upon and settle the terms of the Development Framework Agreement necessary to give effect to the Development Principles.

(b) Notwithstanding paragraph (a) in relation to each Shopping Centre, each Party which is also a party under the relevant Co-Owners' Agreement agrees that the Development Principles will be legally binding on and from the Replacement Date and will be used to determine, among other things, the basis upon which the development, design documentation and construction procurement and project leasing services are performed in relation to that Shopping Centre until those Development Principles in relation to that Shopping Centre are replaced by a Development Framework Agreement (negotiated and agreed pursuant to paragraph (a)).

5. Pre-Emptive Rights

Each Co-Owner which is a Party irrevocably and unconditionally consents under the Co-Owners' Agreements to WML (or a related body corporate) becoming the RE of ART without triggering, and irrevocably and unconditionally undertake to WT and WML not to exercise, any Pre-Emptive Rights or other rights that they may have (as the case may be) to acquire any of the Shopping Centres or interests in any of the Shopping Centres as a result of:

(a) WML, or a related body corporate of WML, becoming the RE of ART; and/or

(b) a person who replaces WML becoming the RE of ART, provided that WML shall have complied with the terms of clauses 6, 7, 8, 9 and 10 of this Agreement and shall have caused any such person to covenant in favour of the Co-Owners that it will also give effect to the terms of clauses 6, 7, 8, 9 and 10 of this Agreement; and/or

(c) the acquisition of any units in ART as contemplated by the Takeover Bid.

6. Co-Owners' Agreement

6.1 Future Acknowledgement and Agreement

On the Replacement Date, WML and each relevant Co-Owner which is a Party will be taken to have acknowledged and agreed with each other to be bound by the terms of such Co-Owners' Agreements and acknowledge and agree:

(a) that the Co-Owners' Agreements in respect of the Shopping Centres known as Warringah Mall (Brookvale, NSW), Pacific Fair (Broadbeach, Qld), Macquarie Centre (North Ryde, NSW), Garden City (Mt Gravatt, Qld), Garden City (Booragoon, WA) and Knox City (Melbourne, Vic) are valid and enforceable. (WML is only providing this acknowledgement and agreement to the best of its knowledge as at the date of this Agreement and subject to any required future compliance with the Corporations Act and the ASX Listing Rules); and

(b) to waive any rights of termination of the Co-Owners' Agreements existing as at the date of this Agreement (for the avoidance of doubt, there being no admission that any such rights of termination exist).

6.2 Accession (COA) Deed

On the Replacement Date, WML must enter into the form of Accession (COA) Deed with AMPH (as the retiring RE of ART) and applicable co-owners for each Shopping Centre referred to in clause 6.1 in each case with:

(a) the necessary changes being made for each Shopping Centre; and

(b) such further changes as WML and AMP Life may reasonably agree upon.

6.3 Variations to Co-Owners' Agreements

Following the Replacement Date, the Parties which are co-owners of the Shopping Centres will seek to negotiate in utmost good faith and must use their best endeavours to agree upon and settle any necessary changes to Co-Owners' Agreements necessary to give effect to this Agreement including the replacement of the requirement of a person who subsequently becomes a party to a Co-Owners' Agreement following a "dealing" to enter into an asset management agreement with AMPH with a requirement of such a person to enter into such of:

(a) the Management Agreement;

(b) the Development Framework Agreement;

as are in place (and in accordance with their terms continue to be in place) at that time with the service provider or providers providing the services under those agreements at that time.

6.4 Listing Rules

(a) Without any Party acknowledging any requirement for any ASX Listing Rule waiver or no action letter, WML agrees that AMP Life may apply for a waiver or no action letter in respect of the application of Listing Rules 10 and 11 to ART in relation to the entry into the Co-Owners' Agreements (including the terms of the Pre-Emptive Rights) and the exercise of the Pre-Emptive Rights to the extent that:

(i) the Co-Owners' Agreement was disclosed in the prospectus of ART in 1997; or

(ii) the Co-Owners' Agreement was substantially derived from a Co-Owners' Agreement disclosed in the prospectus of ART in 1997 (including the Co-Owners' Agreements executed in 2003).

For the avoidance of doubt but without acknowledging any requirement for any ASX Listing Rule waiver or no action letter, this will not extend to AMP Life applying for a waiver or no action letter in respect of the application of Listing Rules 10 or 11 to ART in relation to the exercise of any Pre-Emptive Rights consequent on a change of the RE of ART. AMP Life undertakes to provide copies of all correspondence with the ASX to WML in relation to any such application upon despatch or receipt of that correspondence (as the case may be).

(b) WML agrees that it will consent to AMP Life making the application referred to in paragraph (a) directly and will not:

(i) in relation to an application based on paragraph (a)(i), object to any

such application; or

(ii) in relation to an application based on paragraph (a)(ii), object to any such application based on any fact or circumstance known to it as at the date of this Agreement.

(c) Whilst there is no requirement for WML's or WT's consent or non-objection, WML and WT will not object, if prior to the Replacement Date, AMPH as RE of ART applies for any waiver or no action letter of the type described in paragraph (a) provided that AMPH as RE of ART prior to the making of that application undertakes to WT to provide copies of all correspondence with the ASX to WT in relation to any such application upon despatch or receipt of that correspondence (as the case may be).

6.5 Good faith

WML, WT and AMP Life must at all times act reasonably and in good faith in all dealings with the manager and development manager of each Shopping Centre and in relation to any dealings concerning management rights and development activities in respect of each Shopping Centre.

6.6 Act reasonably

WML, WT and each Co-Owner which is a Party must at all times act reasonably and in good faith in relation to the Pre-Emptive Rights including not engaging in any activity designed or intended to circumvent the effectiveness and intent of those rights.

6.7 Consent to act as RE

WML must consent to act as the RE of ART if WT acquires a relevant interest in 50.1% or more of the ART Units.

7. Mt Gravatt

WML and the relevant Co-Owner must enter into within 2 Business Days after the Replacement Date:

(a) the Management Agreement with Westfield Shopping Centre Management Co. (Qld) Pty Limited and Westfield Limited;

(b) the Development Framework Agreement (if it has been negotiated and agreed in accordance with clause 4(a)) (but which will exclude from its operation the completion of the Current Projects at Mt Gravatt which are part complete as at the date of this Agreement and will be part complete as at the Replacement Date);

for the Shopping Centre known as Mt Gravatt in each case with:

(c) the necessary changes being made to include the relevant parties and any other required consequential changes; and

(d) such further changes as WML and AMP Life may reasonably agree upon.

8. AMP Life Majority Owned Shopping Centres

WML and each relevant Co-Owner must enter into within 2 Business Days after the Replacement Date in respect of the Shopping Centres known as Warringah Mall (Brookvale,

NSW), Pacific Fair (Broadbeach, QLD) and Garden City (Booragoon, WA):

(a) the Management Agreement with AMPH (and if AMPH has executed and delivered an Accession (IA) Deed, AMPH must execute the Management Agreement at the same time);

(b) the Development Framework Agreement (if it has been negotiated and agreed in accordance with clause 4(a)) (and if AMPH:

(i) is selected by the relevant co-owners to be the development manager in accordance with the Development Principles; and

(ii) has executed and delivered an Accession (IA) Deed to the Parties,

AMPH must execute the Development Framework Agreement at the same time),

in each case with:

(c) the necessary changes being made to include the relevant parties and any other required consequential changes; and

(d) such further changes as WML and AMP Life may reasonably agree upon.

9. Macquarie Centre

WML and the relevant Co-Owners must enter into within 2 Business Days after the Replacement Date:

(a) the Management Agreement with AMPH (and if AMPH has executed and delivered an Accession (IA) Deed, AMPH must execute the Management Agreement at the same time); and

(b) the Development Framework Agreement (if it has been negotiated and agreed in accordance with clause 4(a)) (and if AMPH has executed and delivered an Accession (IA) Deed, AMPH must execute the Development Framework Agreement at the same time); and

in respect of the Macquarie Centre with:

(c) the necessary changes being made to include the relevant parties and any other required consequential changes; and

(d) such further changes as WML and AMP Life may reasonably agree upon.

10. Property management

10.1 Majority Owned Shopping Centres

The Parties agree that following the Replacement Date, subject to the terms of the Management Agreement, the identity of the Manager in respect of any Shopping Centre (other than the Macquarie Centre) will be determined by a Majority Decision.

10.2 Macquarie Centre

The Parties agree that following the Replacement Date until:

(a) any disposal by ART of its entire legal and beneficial interest in the Shopping

Centre known as the Macquarie Centre;

(b) any disposal by the Co-Owners of their entire legal and beneficial interest in the Shopping Centre known as the Macquarie Centre (other than to AMP Limited or any entity controlled by AMP Limited); or

(c) the manager ceases to be a member of the AMP Limited group of companies,

no change may be made to the Manager of the Macquarie Centre (currently AMPH) except by a Majority Decision.

10.3 Assistance to Manager

Where the Manager of a Shopping Centre is a member of:

(a) the AMP Limited group of companies; or

(b) the Westfield Holdings Limited group of companies,

the Manager may appoint or subcontract to a related body corporate to assist the Manager to provide management services (without consent) in accordance with the terms of the Management Agreement and any other person approved in writing by all Co-Owners, who must act reasonably in determining whether to approve that appointment.

10.4 Transition of Manager

If AMPH (or any related body corporate) is replaced as property manager or asset manager of any of the 9 shopping centres currently managed by AMPH on or after the Replacement Date:

(a) AMPH must promptly:

(i) surrender and deliver to the relevant co-owners any space in the relevant shopping centre occupied by the Manager or its delegates;

(ii) pay to the relevant co-owners all money due to the co-owners under any property management or asset management arrangements relating to that shopping centre, including any money received after termination;

(iii) deliver to the co-owners all contracts, documents, papers, leases, licences, keys, access cards, books of account, invoices, receipts, files and records in relation to this Agreement or to the relevant shopping centre and any property owned, leased or otherwise held by or on behalf of the co-owners or third parties in relation to the relevant shopping centre; and

(iv) provide all information and take all action to effect an orderly and systematic termination of the property manager or asset manager 's appointment; and

(b) the relevant property manager or asset manager will be entitled to all accrued fees payable under the property management or asset management arrangements up to the date of termination; and

(c) the Parties will co-operate in good faith to ensure that the transition costs (including redundancy costs) for each Party and the relevant property manager or asset manager will be minimized.

11. Knox City

Within 2 Business Days after the Replacement Date, WML agrees to seek an amendment to the existing Co-Owners' Agreement for the property known as Knox City (Melbourne, Vic) to allow AMP Life to become a member of co-owners' committee and special committee under the Co-Owners' Agreement in respect of Knox City (Melbourne, Vic), subject to the proviso that AMP Life will not obtain any voting rights that are disproportionate to its interest in Knox City (Melbourne, Vic).

12. Arm's length terms

(a) The arrangements the subject of this Agreement have been negotiated on arm's length terms with AMP Life, WT and WML having the benefit of external legal advice.

(b) Each Party considers the terms of the arrangements to be fair and reasonable.

(c) To the extent that the entry into this Agreement or any agreements to be entered by AMPH following the Replacement Date in accordance with this Agreement would increase the overall fees, charges or expenses payable to AMPH in relation to those Shopping Centres those agreements will be taken to be varied so that the overall fees, charges or expenses do not exceed those payable to AMPH by ART at the date of this Agreement.

13. Status warranties

13.1 Mutual

Each Party represents and warrants to each other Party that:

(a) it is not an externally administered body corporate under the *Corporations Act* or in the case of a managed investment scheme subject to similar events;

(b) it has the power to enter into and perform this Agreement and has obtained all necessary consents and authorisations to enable it to do so;

(c) the entry into and performance of this Agreement by it does not constitute a breach of any obligation (including any statutory, contractual or fiduciary obligation or obligation under the *Corporations Act* or Listing Rules) or default under any agreement or undertaking by which it is bound; and

(d) this Agreement constitutes valid and binding obligations upon it enforceable in accordance with its terms by appropriate legal remedy,

provided that WML makes no representations nor any warranties as to whether unitholder approval is required under the Listing Rules in relation to the existence or exercise of the Pre-Emptive Rights under each relevant Co-Owners' Agreement. This proviso does not in any way remove the obligations of WML under clauses 6.4 and 6.6.

13.2 AMP Life

AMP Life represents and warrants to WML and WT that no other person is a party to the Co-Owners' Agreements (including by accession) other than the Co-Owners and ART (and other persons identified in Schedule 3).

14. WT Limitation of Liability

14.1 Performance

WML shall (and shall be entitled to) perform the WT Obligations.

14.2 Limitation of Liability

(a) A liability arising under or in connection with this Agreement is limited to and can be enforced against WML only to the extent to which it can be satisfied out of property of WT out of which WML is actually indemnified for the liability. This limitation of liability applies despite any other provision of this Agreement and extends to all WT Obligations of WML in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Agreement.

(b) The Parties other than WML may not sue WML in any capacity other than as RE of WT, including seeking the appointment of a receiver (except in relation to property of WT), a liquidator, an administrator or any similar person to WML or prove in any liquidation, administration or arrangement of or affecting WML (except in relation to property of WT).

(c) WML is not obliged to do or refrain from doing anything under this Agreement (including, without limitation, incur any liability) unless WML's liability is limited in the same manner as set out in paragraphs (a), (b) and (c).

(d) No attorney, agent, receiver or receiver and manager appointed has authority to act on behalf of WML in a way which exposes WML to any liability.

(e) The provisions of this clause shall not apply to any WT Obligation of WML to the extent that it is not satisfied because, under the constitution for WT or by operation of law, there is a reduction in the extent of WML 's indemnification out of the assets of WT, as a result of WML 's fraud, negligence or breach of trust.

15. WML Limitation of Liability

15.1 Performance

WML shall (and shall be entitled to) perform the WML Obligations.

15.2 Limitation of Liability

(a) A liability arising under or in connection with this Agreement is limited to and can be enforced against WML only to the extent to which it can be satisfied out of property of ART out of which WML is actually indemnified for the liability. This limitation of liability applies despite any other provision of this Agreement and extends to all WML Obligations of WML in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Agreement.

(b) The Parties other than WML may not sue WML in any capacity other than as RE of ART, including seeking the appointment of a receiver (except in relation to property of ART), a liquidator, an administrator or any similar person to WML or prove in any liquidation, administration or arrangement of or affecting WML (except in relation to property of ART).

(c) WML is not obliged to do or refrain from doing anything under this Agreement (including, without limitation, incur any liability) unless WML's liability is limited in the same manner as set out in paragraphs (a), (b) and (c).

(d) No attorney, agent, receiver or receiver and manager appointed has authority to act on behalf of WML in a way which exposes WML to any liability.

(e) The provisions of this clause shall not apply to any WML Obligation of WML to the extent that it is not satisfied because, under the constitution for ART or by operation of law, there is a reduction in the extent of WML 's indemnification out of the assets of ART, as a result of WML 's fraud, negligence or breach of trust.

16. General

16.1 Notices

All communications (including notices, consents, approvals, requests and demands) under or in connection with this Agreement:

(a) must be in writing;

(b) must be addressed as follows (or as otherwise notified by that Party to each other Party from time to time):

AMP Life

Name: AMP Life Limited
Address: Level 14, 33 Alfred Street, Circular Quay, Sydney
Fax: 02 9257 7178
For the attention of: The Company Secretary

WML

Name: Westfield Management Limited
Address: Level 24, Westfield Tower, 100 William Street, Sydney
Fax: 02 9358 7077
For the attention of: Company Secretary

WT

Name: Westfield Trust
Address: Level 24, Westfield Tower, 100 William Street, Sydney
Fax: 02 9358 7077
For the attention of: Company Secretary

(c) must be signed by the Party making the communication or (on its behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that Party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 16.1(b); and

(e) are taken to be received by the addressee:

(i) (in the case of prepaid post) on the working day (which, in this clause 16.1(e), means a day, not being a Saturday, Sunday or public holiday, on which banks are generally open for business in the place of receipt of the communication) that is the third working day after the date of posting to an address within Australia, and on the fifth working day after the date of posting by airmail to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not on a working day, or is after 5.00 pm on a working day, when that communication is taken to be received at 9.00 am on the next working day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 16.1(b), unless that delivery is made on a day that is not a working day, or after 5.00 pm on a working day, when that communication is taken to be received at 9.00 am on the next working day.

16.2 Governing law

This Agreement is governed by and must be construed according to the laws of New South Wales.

16.3 Jurisdiction

Each Party irrevocably:

(a) submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating to this Agreement; and

(b) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 16.3(a).

16.4 Confidentiality

This Agreement must remain confidential until any of the Parties lodge any substantial holding notification they are required to lodge under the *Corporations Act*.

16.5 Amendments

This Agreement may only be varied by a document signed by or on behalf of each Party.

16.6 Waiver

(a) Failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this Agreement by a Party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or

remedy provided by law or under this Agreement.

(b) A waiver or consent given by a Party under this Agreement is only effective and binding on that Party if it is given or confirmed in writing by that Party.

(c) No waiver of a breach of a term of this Agreement operates as a waiver of another breach of that term or of a breach of any other term of this Agreement.

16.7 Further acts and documents

Each Party must promptly do all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that Party) required by law or reasonably requested by another Party to give effect to this Agreement, including agreeing to any necessary amendments to the Co-Owners' Agreements.

16.8 No Relevant Interests

(a) Nothing in this Agreement:

(i) shall require WT to exercise, or shall restrain or restrict WT in exercising, the vote attaching to any ART Units; or

(ii) shall require WT to dispose of, or shall restrain or restrict WT in disposing of, any ART Units,

that it may hold from time to time.

(b) Nothing in this Agreement:

(i) shall require AMP Life to exercise, or shall restrain or restrict AMP Life in exercising, the vote attaching to any ART Units; or

(ii) shall require AMP Life to dispose of, or shall restrain or restrict AMP Life in disposing of, any ART Units,

that it may hold from time to time.

16.9 Consents

A consent required under this Agreement from a Party may be given or withheld, or may be given subject to any conditions, as that Party (in its absolute discretion) thinks fit, unless this Agreement expressly provides otherwise.

16.10 Assignment

A Party cannot assign, novate or otherwise transfer any of its rights or obligations under this Agreement without the prior consent of each other Party.

16.11 Counterparts

This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts. Each counterpart constitutes an original of this Agreement, all of which together constitute one Agreement.

16.12 No representation or reliance

(a) Each Party acknowledges that no Party (nor any person acting on a Party's behalf) has made any representation or other inducement to it to enter into this Agreement,

except for representations or inducements expressly set out in this Agreement.

(b) Each Party acknowledges and confirms that it does not enter into this Agreement in reliance on any representation or other inducement by or on behalf of any other Party, except for representations or inducements expressly set out in this Agreement.

16.13 Expenses

Except as otherwise provided in this Agreement, each Party must pay its own costs and expenses in connection with negotiating, preparing, executing and performing this Agreement.

16.14 Stamp duties

To the extent that stamp duty is payable in respect of this agreement the Party primarily responsible for that duty under the relevant Stamp Duty Act will pay that duty.

16.15 Entire Agreement

To the extent permitted by law, in relation to its subject matter, this Agreement:

(a) embodies the entire understanding of the Parties, and constitutes the entire terms agreed by the Parties; and

(b) supersedes any prior written or other agreement of the Parties.

16.16 GST

If GST is imposed or levied in respect of any Supply made under or in accordance with this document then despite any other provision of this document the Consideration in respect of that Supply shall be increased by the GST Amount and the Party making such Supply shall provide such invoices to the other Party as are required pursuant to the GST Legislation.

In this clause 16.16:

(a) **"Consideration"** means any amount or consideration payable or to be provided pursuant to any provision of this document other than this clause.

(b) **"GST"** means any form of goods and services tax or similar value added tax.

(c) **"GST Amount"** mean the Consideration multiplied by the Rate.

(d) **"GST Legislation"** means A New Tax System (Goods and Services Tax) Act 1999 and any other legislation which imposes, implements or varies a GST or any applicable rulings issued by the Commissioner of Taxation.

(e) **"Rate"** means the rate at which GST Legislation from time to time imposes or levies GST on the relevant supply under this document.

(f) **"Supply"** means supply as defined under GST Legislation.

16.17 Co-Owners

Any right or benefit, covenants or obligation given in favour of any Co-Owner is made in favour of AMP Life on behalf of the relevant Co-Owner. AMP Life may enforce such provisions on behalf of the Co-Owners.

CLAYTON UTZ

Schedule 1

[Name of Grantor]
Grantor

Accession (IA) Deed

CLAYTON UTZ
Lawyers
Levels 22-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
www.claytonutz.com
Tel + 61 2 9353 4000 Fax + 61 2 8220 6700
Our ref - 204/21725395 Contact - Michael Parshall

Sydney · Melbourne · Brisbane · Perth · Canberra · Darwin

Table of Contents

Deed Poll made at Sydney on May 2003

By [Name] [ACN] [Capacity] [Address] ("Grantor")

In favour of Each Party to the Implementation Agreement

Recitals

A. On or around 27 May 2003 the Implementation Agreement was executed.

B. Pursuant to clause 2.1, the Implementation Agreement is conditional upon certain persons executing and delivering an Accession (IA) Deed.

C The Grantor wishes to execute and deliver this Accession (IA) Deed in order to become a Party.

This documents provides

1. Definitions and interpretation

1.1 Implementation Agreement

(a) Unless otherwise defined in this document and clause 1.2, capitalised terms used in this document have the meanings given to them in the Implementation Agreement.

(b) Clause 16 of the Implementation Agreement applies to this document as if set out in full.

1.2 Definitions

In this document:

"**Accession (ID) Deed**" has the meaning given to it in the Implementation Deed.

"**Implementation Agreement**" means the agreement between AMP Life, Westfield Management Limited as responsible entity of Westfield Trust, Westfield Management Limited and any other person who becomes a party under that Agreement dated on or around 27 May 2003.

"**Party**" has the meaning given to in the Implementation Deed.

2. Covenants by Grantor

Grantor:

(a) confirms that it has received a copy of the Implementation Agreement; and

(b) agrees that as and from the date that a duly executed copy of this Deed has been delivered to each of the Parties (other than the Grantor) it will be bound by all of the obligations of it as [[a Co-Owner] [AMPH]] under the Implementation Agreement.

3. Notices

For the purposes of clause 16.1 of the Implementation Agreement the Grantor advises that all

communications (including notices, consents, approvals, requests and demands) under or in connection with the Implementation Agreement must be addressed as follows (or as otherwise notified by Grantor to each other Party from time to time):

[Name]

Name:

Address:

Fax:

For the attention of:

4. Warranties

The Grantor the represents and warrants to each Party the statements set out in clause 13 of the Implementation Agreement.

Executed as a deed poll.

Executed by [ ] by or in the presence of:

Signature of Director	Signature of Secretary/other Director
Name of Director in full	Name of Secretary/other Director in full

Schedule 2

CLAYTON UTZ

AMP Henderson Global Investors Limited (ACN 001 777 591)
AMPH

Westfield Management Limited (ACN 001 670 579) in its capacity as responsible entity of the AMP Shopping Centre Trust (ARSN 087 393 397)
ART

[relevant co-owner(s)]

Accession (COA) Deed
[Name of Centre]

CLAYTON UTZ
Lawyers
Levels 22-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
www.claytonutz.com
Tel + 61 2 9353 4000 Fax + 61 2 8220 6700
Our ref - 741/21725395 Contact - Francesca Rush

Table of contents

Deed made at Sydney on 2003

Parties

AMP Henderson Global Investors Limited ACN 001 777 591 of Level 13, 50 Bridge Street, Sydney, New South Wales ("**AMPH**")

Westfield Management Limited ACN 001 670 579 in its capacity as responsible entity of the AMP Shopping Centre Trust ARSN 087 393 397 of Level 24, Westfield Tower, 100 William Street, Sydney, NSW 2011("**ART**")

[Name, ACN of Co-owner] of *[address]* ("**Co-Owner**")[1]

Recitals

A *[Co-owner]* owns *[ ]*% of the Property as a tenant-in-common.

B AMPH as responsible entity for ART is recorded as the current registered proprietor of *[ ]* % of the Property as tenant in common with *[Co-owner]*.

C *[Co-owner]*, AMPH as responsible entity for ART and *[other parties to Co-Owners' Agreement]* are parties to the Co-Owners' Agreement.

D. As part of a broader transaction as and from the Replacement Date:

(a) AMPH will cease to be the responsible entity of ART;

(b) Westfield Management Limited ("**WML**") will become the responsible entity of ART;

(c) WML will be entitled to become the registered proprietor of the remaining *[ ]*% of the Property as tenant-in-common with the *[Co-owner]*; and

(d) WML will be a party to, and have the rights, obligations and liabilities of AMPH under the Co-Owners' Agreement in the place of AMPH.

E. Clause *[ ]* of the Co-Owners' Agreement provides that prior to and as a condition of any Dealing, the party Dealing with the whole or any part of its interest must procure that the Permitted Transferee (among other things) executes all necessary documents in favour of the relevant parties and in forms reasonably acceptable to such parties, agreeing to be bound by the terms of the Co-Owners' Agreement.

F. The parties wish to vary the Co-Owners' Agreement and acknowledge the accession by WML as responsible entity for ART as a Co-Owner under the Co-Owners' Agreement on the terms set out in this document.

This document provides

1. Definitions and interpretation

1.1 The Co-Owners' Agreement

(a) Unless otherwise defined in this document and clause 1.2, capitalised terms used in this document have the meanings given in the Co-Owners' Agreement.

[1] Note that other Co-owners will also need to be included as parties.

(b) Clauses *[insert cross reference to interpretation provisions]* (inclusive) of the Co-Owners' Agreement apply to this document as if set out in full in this document.

1.2 Definitions

In this document:

"Co-Owners' Agreement" means the agreement entitled "Co-Owners' Agreement - *[Name of Centre]*" dated *[date]*[2] between AMPH as responsible entity for ART, *[Co-Owner]* and *[other parties to Co-owners' Agreement]*(as amended).

"Obligations" means all obligations and liabilities of whatsoever kind, undertaken or incurred by, or devolving upon the Responsible Entity under or in respect of this document or any deed, agreement or other instrument collateral herewith or given or entered into pursuant hereto whether express or implied by statute or other legal requirements or arising otherwise howsoever.

"Replacement Date" means the date and time that the record of registration of ART maintained by the Australian Securities and Investments Commission is altered to record WML as the responsible entity of ART.

"Responsible Entity" means WML or such other party as is the responsible entity for the time being of ART as the term "responsible entity" is defined in the *Corporations Act*.

2. Accession

2.1 Covenants by WML

WML:

(a) confirms that it has received a copy of the Co-Owners' Agreement; and

(b) agrees that as and from the Replacement Date it is substituted for AMPH as a Co-Owner under the Co-Owners' Agreement and is bound by the obligations and liabilities applicable to AMPH as responsible entity under the Co-Owners' Agreement subject to any future compliance with the Corporations Act and the ASX Listing Rules (other than as a result of AMPH's fraud, negligence or breach of trust prior to the Replacement Date).

2.2 Acknowledgements by other parties

Each of the *[Co-owner]* and *[other parties to Co-Owners' Agreement]* acknowledge and agree that as and from the Replacement Date it is entitled to the rights of AMPH as a Co-Owner under the Co-Owners' Agreement.

2.3 Release of AMPH

Each of WML, *[Co-owner]* and *[other parties to Co-Owners' Agreement]* acknowledge and agree that upon execution of this document, AMPH shall be released with respect to obligations and liabilities arising under the Co-Owners' Agreement on and from the Replacement Date other than as a result of AMPH's fraud, negligence or breach of trust prior to the Replacement Date.

---

[2] Include any variations or confirmations.

3. Variation of Co-Owners' Agreement

The parties agree that the Co-Owners' Agreement is varied with effect from the date of this document by the deletion of the existing **clause 25 Limitation of Liability - ART** and the inclusion of the following as clause 25:

"25 **Limitation of Liability - ART"**

25.1 **Responsible Entity**

The Responsible Entity shall (and shall be entitled to) perform the Obligations.

25.2 **Limitation of Liability**

(a) The Responsible Entity enters into this document only in its capacity as Responsible Entity of ART and in no other capacity. A liability arising under or in connection with this document is limited to and can be enforced against the Responsible Entity only to the extent to which it can be satisfied out of property of ART out of which the Responsible Entity is actually indemnified for the liability. This limitation of liability applies despite any other provision of this document and extends to all Obligations of the Responsible Entity in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this document.

(b) The parties other than the Responsible Entity may not sue the Responsible Entity in any capacity other than as Responsible Entity of ART, including seeking the appointment of a receiver (except in relation to property of ART), a liquidator, an administrator or any similar person to the Responsible Entity or prove in any liquidation, administration or arrangement of or affecting the Responsible Entity (except in relation to property of the ART).

(c) The Responsible Entity is not obliged to do or refrain from doing anything under this document (including, without limitation, incur any liability) unless the Responsible Entity's liability is limited in the same manner as set out in paragraphs (a), (b) and (c).

(d) No attorney, agent, receiver or receiver and manager appointed has authority to act on behalf of the Responsible Entity in a way which exposes the Responsible Entity to any liability.

The provisions of this clause shall not apply to any Obligation of the Responsible Entity to the extent that it is not satisfied because, under the trust deed for ART or by operation of law, there is a reduction in the extent of the Responsible Entity's indemnification out of the assets of ART, as a result of the Responsible Entity's fraud, negligence or breach of trust."

4. Co-Owners' Agreement

4.1 Affirmation

Subject to this document the Co-Owners' Agreement is ratified and confirmed and will continue in full force and effect.

4.2 Waiver

The Responsible Entity waives any existing rights of termination that under the Co-Owners' Agreement.

5. General

Clauses *[insert references to relevant boilerplate provisions]*[3] of the Co-Owners' Agreement apply to this document as if set out in full in this document.

[3] In relation to the Co-Owners' Agreements for Warringah Mall and Garden City Booragoon the references should be to clauses 11 to 25 (inclusive) and clause 26. In relation to the Co-Owners' Agreement for Knox City the references should be to clauses 12 to 26 (inclusive) and clause 27. In relation to the Co-Owners' Agreement for Macquarie Centre the reference should be to clauses 10 to 24 (inclusive), clause 26 and clause 28. In relation to the Co-Owners' Agreement for Pacific Fair the reference should be to clauses 10 to 24 (inclusive), clause 26 and clause 29. In relation to the Co-Owners' Agreement for Mount Gravatt the reference should be to clauses 10 to 24 (inclusive).

Executed as a deed.

Signed sealed and delivered for and on behalf of **AMP Henderson Global Investors Limited ACN 001 777 591** by its Attorneys

and

under a Power of Attorney dated and registered Book No.
and the Attorneys declare that they have not received any notice of the revocation of such Power of Attorney, in the presence of:

Signature

Signature

Signature of Witness

Name of Witness in full

Signed sealed and delivered for and on behalf of **Westfield Management Limited ACN 001 670 579 in its capacity as responsible entity of the AMP Shopping Centre Trust ARSN 090 849 746** by its Attorney

under a Power of Attorney dated and registered Book No.
and the Attorney declares that he has not received any notice of the revocation of such Power of Attorney, in the presence of:

Signature

Signature of Witness

Name of Witness in full

Signed sealed and delivered for and on behalf of *[Co-Owner]* by its Attorneys

and

under a Power of Attorney dated and registered Book No. and the Attorneys declare that they have not received any notice of the revocation of such Power of Attorney, in the presence of:

Signature

Signature

Signature of Witness

Name of Witness in full

3. Co-Owners' Agreements

1. **Macquarie Centre**

The Co-Owners' Agreement between AMP Life and AMPH as responsible entity for ART, AMP Macquarie Pty Limited as trustee of the AMP Macquarie Trust and AMPH as responsible entity of AMP Wholesale Shopping Centre Trust 2 dated 25 February 2003.

2. **Pacific Fair**

The Co-Owners' Agreement between AMP Life and AMPH as responsible entity for ART, AMP Pacific Fair Pty Ltd as trustee of the AMP Pacific Fair Trust, Kent Street Pty Limited and AMPH as responsible entity of AMP Wholesale Shopping Centre Trust 2 dated 25 February 2003.

3. **Garden City, Mt Gravatt**

The Co-Owners' Agreement between AMP Life and AMPH as responsible entity for ART dated 21 February 2003.

4. **Warringah Mall**

The Co-Owners' Agreement between Warringah Mall Pty Limited and Perpetual Trustee Company Limited dated 3 November 1997.

5. **Garden City, Booragoon**

5.1 The Co-Owners' Agreement between the Australian Mutual Provident Society (as predecessor of AMP Life) and Perpetual Trustee Company Limited dated 3 November 1997.

5.2 The Deed of Confirmation of Co-Owners' Agreement between AMP Life and AMPH (then called AMP Asset Management Australia Limited) (as RE for ART) dated 19 August 1999.

6. **Knox City**

6.1 The Knox City Shopping Centre Co-Owners' Agreement between Knox Shopping Centre Investments (No.2) Pty Limited, Axiom Management Limited, Perpetual Trustee Company Limited and SAS Trustee Corporation dated 3 November 1997

6.2 The Deed of Variation between Knox Shopping Centre Investments (No.2) Pty Limited, Deutsche Asset Management (Australia) Limited, AMPH as RE of ART, AMPH, and SAS Trustee Corporation dated 17 April 2000.

4. Development Principles

SCHEDULE 4

PRINCIPLES IN RELATION TO DEVELOPMENT PROCESS

Development Principles

The principles proposed for the ART - Westfield/AMP joint venture relationships for the delivery of development. construction and project leasing services for the Centres are as follows:

- The Co-owners will co-operate constructively and in good faith in considering the development needs of the Centres.
- The principles set out in this paper apply to all development works in relation to the Centres regardless of the value of such works.

1. **Development Process**

1.1 *Appointment of Development Manager*

(a) The Co-owners agree to discuss in good faith the appointment of the development manager to manage the works (**"Development Manager"**). The Majority Co-owner will consult in good faith with the other members of the Development Committee regarding the appointment of the Development Manager.

(b) The Majority Co-owner for each Centre, acting reasonably and in good faith, will be entitled to appoint a Development Manager in relation to each Centre for the term set out in paragraph 1.1(c).

(c) The appointment of the Development Manager will be taken to have commenced on the date that the Majority Co-owner advises the other Co-owner or Co-owners in writing of its decision and will continue for a period of five (5) years (the **"Term"**) unless during the Term the Majority Co-owner:

(i) subject to paragraph 1.9, ceases to hold in excess of 50% of the direct property interests in the Centre; or

(ii) terminates the appointment of the Development Manager following reasonable notice in writing to the Development Manager.

At any time during the Term the Majority Co-owner is entitled to replace the Development Manager.

(d) One month prior to the expiry of the Term, the Majority Co-owner will consult in good faith with the other members of the Development Committee in relation to the appointment of a Development Manager for a further term (**"Further Term"**) on terms consistent with these principles (including as set out in paragraph 1.1(c). In considering the appointment of a Development Manager for the Further Term, the Majority Co-owner must first give bona fide consideration to any submission by any Co-owner in relation to the appointment of a Development Manager for the Further Term, but the Majority Co-owner for each Centre, acting reasonably and in good faith will be entitled to appoint the Development Manager in relation to each Centre for the Further Term.

(e) Any Co-owner will be entitled to put proposals to other Co-owners or the Development Manager for a project for the redevelopment or refurbishment of a Centre or any part of it, which proposals will be considered and evaluated by the Development Manager and the Co-owners acting reasonably and in good faith.

(f) Following the appointment of a Development Manager, the Development Manager will be responsible for performing the Development Management Services in accordance with Annexure A.

(g) The DFA to be used as the base document (amended to give effect to and reflect the matters set out in this paper), but:

(i) subject to 1.6, the Liverpool Design and Construction Agreement and Liverpool Leasing Agreement will be removed (and all references to them in the DFA and matters specific to those documents or the Liverpool project will be deleted and clause 8 of the DFA will be deleted in its entirety);

(ii) all references throughout the document to "Westfield" as "Development Manager" will be replaced with the person selected as the Development Manager under this paragraph 1.1;

(iii) the DFA will be expanded to incorporate the "Development Management Services" to be provided by the Development Manager in accordance with Annexure A in lieu of the "Services" set out in the DFA;

(iv) if the Development Manager is a member of the AMP Group, the other parties will accept a covenant by AMP Limited in relation to the capitalisation of the Development Manager in terms consistent with the deed poll attached as the second schedule to the Management Agreement;

(v) where a Co-owner is the trustee of a trust, an appropriate limitation of liability clause will be included;

(vi) will be terminable on reasonable notice by the Majority Co-owner without penalty or cost to the Co-owners; and

(vii) the form of DFA will include any consequential changes reasonably required to give effect to the matters set out in this paper, including:

A. references to the different parties;

B. details relevant to the Centre; and

C. such other amendments as the parties agree

1.2 *Design*

(a) The Co-owners require the flexibility to engage appropriate concept architects and urban planners (**"Design Consultants"**).

(b) Prior to the approval of a Preliminary Development Proposal, the Co-owners preparing such a proposal may appoint a planning architect to prepare plans required for a Preliminary Development Proposal.

(c) If a Preliminary Development Proposal is approved by the Majority Co-owner, a panel of not less than two Design Consultants will be agreed unanimously between the Co-owners to be pre-selected to be a panel. Each of the pre-selected panel members will be entitled to make a presentation to the Co-Owners' Committee

prior to a decision being made in relation to the appointment of the Design Consultants.

(d) The decision as to who will be appointed as the Design Consultants will be made by the Majority Co-owner acting reasonably.

1.3 *Design documentation and construction procurement*

(a) The Development Manager will recommend a Final Development Proposal including a proposed form of design documentation and construction procurement for the approval of the Majority Co-owner.

(b) The approved design documentation and construction process and the engagement of the construction contractor (**"Builder"**) will be procured by select tender albeit that the Co-owners may unanimously agree to waive the tender process and appoint a Builder.

(c) The tenders may incorporate the following, with such other project delivery process selected by the Majority Co-owner acting reasonably:

(i) the form of contract, as agreed by the Co-owners;

(ii) construction price (including provisional sums, preliminaries, margin and profit);

(iii) design fees;

(iv) time/programme; and

(v) team/capacity to complete.

(d) The decision as to who will be appointed as the Builder will be made by the Majority Co-owner acting reasonably.

1.4 *Project Leasing*

(a) The Co-owners require the flexibility to engage the appropriate person to undertake the project leasing services (**"Development Leasing Manager"**).

(b) A panel of not less than two potential Development Leasing Managers will be agreed unanimously between the Co-owners to be pre-selected to be a panel. Each of the pre-selected panel members will be entitled to make a presentation to the Co-Owners' Committee prior to a decision being made in relation to the appointment of the Development Leasing Manager.

(c) The decision as to who will be appointed as the Development Leasing Manager will be made by the Majority Co-owner acting reasonably.

(d) Nothing in this paragraph 1.4 affects the rights and obligations of the manager appointed under the Management Agreement (**"Manager"**). The Manager must consult with the Development Leasing Manager in order to co-ordinate Centre leasing with project leasing. If the Manager and the Development Leasing Manager fail to agree, the matter will be referred to and determined by the Majority Co-owner of the relevant Centre.

1.5 *Appointments of associates of Co-owners*

If an entity associated with a Co-owner or the Development Manager wishes to be appointed any of the following:

(a) the Design Consultants under paragraph 1.2; or

(b) the Builder under paragraph 1.3; or

(c) the Development Leasing Manager under paragraph 1.4,

(collectively the **"Contractors"** and each individually a **"Contractor"**),

the engagement of any Contractor will be determined by the Majority Co-owner. No entity tendering will be entitled to access to any information or presentation submitted by any other person who tenders to be appointed the Design Consultants, Builder or the Development Leasing Manager.

The Co-owners acknowledge that there is a potential conflict of interest if an entity associated with a Co-owner or the Development Manager wishes to be appointed a Contractor. The Co-owners agree (and will procure that the Development Manager agrees) to put into effect an appropriate corporate governance programme to address matters including the performance of the functions of the Development Manager, conflicts of interest and disclosure of information, in particular in relation to access to tenderers' information and other matters in circumstances where an entity associated with a Co-owner (**"Associated Tenderer"**) has tendered to become a Contractor. As part of the corporate governance programme the Co-owners agree that if an Associated Tenderer is not appointed as a Contractor, the relevant associated Co-owner will only be entitled to the decision making criteria in relation to the appointment of the relevant Contractor and in relation to the appointment of the Builder, the Associated Tenderer will be entitled to receive a copy of the tender schedule to the building contract.

The Co-owners also agree that any transactions between Related Parties must be on arm's length terms.

1.6 *Form of Design and Construction Agreement and Leasing Agreement*

If a Westfield entity is appointed as Builder or as Development Leasing Manager, the form of the Design and Construction Agreement and the Leasing Agreements respectively attached to the Liverpool Design and Construction Agreement will form the base document (with such changes as are relevant to reflect the Centre details and the scope of services to be provided by the Westfield entity and agreed between the Co-owners and the Development Manager).

1.7 *Consultants*

(a) The Development Manager must have the ability to engage all other consultants in relation to a Proposal other than principal consultants (who include a quantity surveyor and/or a project manager) whose appointment will require the approval of the Majority Co-owner acting reasonably.

(b) The Co-owners acknowledge that, subject to 1.8, costs properly incurred in relation to consultants form part of the overall development cost.

1.8 *Unanimous Approvals*

Capital expenditure required in connection with any works of any nature including pursuant to any Approval (including Minor Development Works or Routine Works) will be included in a

Business Plan or variation to a Business Plan and will require unanimous approval of the Co-owners in accordance with the requirements of the relevant Co-Owners' Agreement.

1.9 *Macquarie Centre*

In applying these principles in relation to the Macquarie Centre, the Co-owners agree that AMP Macquarie Pty Limited as trustee for the AMP Macquarie Trust will be taken to be the Majority Co-owner and therefore entitled to determine the appointment of the Development Manager, the Design Consultants, the Builder, the Development Leasing Manager and other consultants (as set out in paragraph 1.7 above) pursuant to these principles, unless a person other than a member of the AMP Group comes to hold a majority beneficial interest in the AMP Wholesale Shopping Centre Trust 2, AMP Macquarie Holdings Pty Limited (as bare trustee) or AMP Macquarie Pty Limited as trustee for the AMP Macquarie Trust or the AMP Group disposes of the whole or part of its interest in the Macquarie Centre (in which case the terms of any development arrangements will be determined by the majority of the Co-owners at the time) or unless the Westfield Group disposes of the whole of its interest in the Macquarie Centre (in which case the terms of any development arrangements will be the same as the development arrangements in place prior to the date of the Implementation Agreement).

For the avoidance of doubt without limiting and subject to the paragraph above, the parties acknowledge that any change of the responsible entity of the AMP Wholesale Shopping Centre Trust 2, any change of any trustee holding an interest in the Macquarie Centre or any disposal of units in the AMP Wholesale Shopping Centre Trust 2 by either AMP Life Limited or the responsible entity of the AMP Shopping Centre Trust will not be a disposal of any interest of either the AMP Group or the Westfield Group in the Macquarie Centre.

2 **Fees**

2.1 The development management fees will be those under the DFA, that is the Development Manager will be entitled to receive 3%, the other Co-owner will be entitled to 1%, other than in circumstances where the value of the works is less than $15 million (to be increased annually by reference to the Consumer Price Index (All Groups) Sydney) (**"Minor Works"**). The development management fee that is payable to the Development Manager in relation to the Minor Works is 3% as calculated in accordance with the DFA. No development management fee is payable to any Co-owner in relation to any Minor Works.

2.2 The fees payable to the Development Leasing Manager will be those under clause 3.1 of the Leasing Agreement.

3 **Interpretation and Definitions**

3.1 To the extent of any inconsistency between this paper and the terms of the DFA, the principles set out in this paper will prevail.

3.2 Capitalised terms used in this paper but not defined have the meaning given to them in the DFA or the Co-Owners' Agreement (as the case may be). To the extent of any inconsistency, the term defined in the Co-Owners' Agreement will prevail.

3.3 In this paper:

(a) **"AMP Group"** has the meaning given to it in the Management Agreement.

(b) **"Centres"** means:

(i) the "Macquarie Centre", North Ryde, New South Wales;

(ii) "Pacific Fair", Broadbeach, Queensland;

(iii) "Garden City" Mount Gravatt, Queensland;

(iv) "Warringah Mall", Brookvale, New South Wales; and

(v) "Garden City", Booragoon, Western Australia,

and **"Centre"** means each of them individually.

(c) **"Co-owner"** means a co-owner of the relevant Centre whose interest is held as a tenant in common.

(d) **"Co-owner's Group"** means the "AMP Group" or the "Westfield Group" as applicable.

(e) **"Co-Owners' Agreement"** has the meaning given to it in the Implementation Agreement.

(f) **"Co-Owners' Committee"** has the meaning given to it in the Co-Owners' Agreement for each Centre.

(g) **"Development Management Services"** means the services listed in Annexure A.

(h) **"DFA"** means the document entitled "Liverpool Development Framework Agreement" dated 7 December 2001 between Kent Street Pty Limited, Westfield Management Limited, Westfield Design and Construction Pty Limited, Westfield Holdings Limited and AMP Henderson Global Investors Limited.

(i) **"Final Development Proposal"** has the meaning given to it in Annexure A.

(j) **"Implementation Agreement"** means the agreement between AMP Life Limited, Westfield Management Limited in its personal capacity and Westfield Management Limited as responsible entity for the Westfield Trust to which this paper is annexed as Schedule 4.

(k) **"Majority Co-owner"** means as at the Replacement Date and for so long as a Co-owner's interest as a tenant in common in each Centre is not less than the proportionate interest held at the Replacement Date, in relation to each Centre, the relevant Co-owner or Co-owners who has or have a majority interest in the Centre calculated by reference to the proportionate interest in the Centre held by the Co-owner as a tenant in common, who is or are members of the Co-owner's Group referred to in Annexure B.

(l) **"Management Agreement"** means the form of the management agreement attached to the Implementation Agreement as Schedule 5.

(m) **"Minor Development Works"** has the meaning given to it in Annexure A.

(n) **"Preliminary Development Proposal"** has the meaning given to it in Annexure A.

(o) **"Related Parties"** has the meaning given to the term "related party" in the *Corporations Act 2001* (Commonwealth).

(p) **"Replacement Date"** has the meaning given to it in the Implementation Agreement.

(q) **"Routine Works"** has the meaning given to it in Annexure A.

(t) **"Westfield Group"** has the meaning given to it in the form of the Management Agreement attached to the Implementation Agreement as Schedule 5.

Annexure A Development Management Services

Preliminary Development Proposal

1 From time to time the Co-owners may request the Development Manager to undertake a feasibility review process to meet the Co-owners' requirements for a Preliminary Development Proposal. To commence this process, the Co-owners will request the Development Manager to prepare a funds request to undertake the Preliminary Development Proposal process. The Preliminary Development Proposal must include:

(a) a broad description of the scope of works and the quality of the development to be achieved;

(b) a preliminary program for the development;

(c) an outline concept design;

(d) a preliminary feasibility analysis;

(e) a list of the main statutory approvals required;

(f) an estimated project cost based on outline concepts and scope of work;

(g) a cost plan estimate for the working up of a Development Proposal; and

(h) a list of proposed consultants to be engaged by or on behalf of the Co-owners and the estimated costs of those consultants.

2 The Co-owners may impose such limits on the Preliminary Development Proposal to be put forward by the Development Manager as are reasonable to ensure that it complies with its obligations to the Co-owners under this agreement.

3 The Co-Owners' Committee may, in relation to any Preliminary Development Proposal (acting reasonably):

(a) refuse to grant Preliminary Development Approval;

(b) require the Development Manager to provide it with further details in relation to the proposal;

(c) require the Development Manager to modify the proposal and resubmit an amended Preliminary Development Proposal pursuant to paragraph 2; or

(d) grant Preliminary Development Approval.

4 If the Co-Owners' Committee gives Preliminary Development Approval to the Preliminary Development Proposal, the Development Manager must comply with paragraphs 5 to 14.

Approval Process

5 If the Co-Owners' Committee grants Preliminary Development Approval, the Co-owners may request the Development Manager:

(a) to prepare a Development Proposal; and

(b) to appoint such consultants and advisers as are necessary to assist with the preparation of the Development Proposal.

Development Proposal

6. The Development Proposal prepared by the Development Manager pursuant to paragraph 5 must contain such detailed information as to enable the Co-Owners' Committee to make a decision as to whether to grant Final Development Approval. In particular, the Development Proposal must include:

(a) a concept design;

(b) a feasibility study meeting Co-owners' benchmark returns;

(c) a development program;

(d) details of necessary consultants, if any, and the work to be done by them to assist the Development Manager in carrying out the Development Works the subject of the Development Proposal;

(e) Total Development Cost and Fee Estimates, including all relevant costs of development, the Co-owners' costs (quantity surveyors, project management, project marketing and interest costs), any impact on the existing Centres net income and total estimated construction price;

(f) details of all approvals required to be obtained; and

(g) any other relevant details that would reasonably be required to allow the Co-Owners' Committee to make a decision.

Such Final Development Approval would be subject to the Development Manager achieving the following to the satisfaction of the Co-owners:

- statutory approvals including development approvals;
- executed agreements to lease with major retailers; and
- a satisfactory construction contract and price.

7 The Development Manager must submit the Development Proposal with its formal recommendation to the Co-Owners' Committee for its decision.

Final Development Proposal

8. Upon receipt of the Development Proposal from the Development Manager the Co-Owners' Committee must review the Development Proposal and may (acting reasonably):

(a) refuse to grant Final Development Approval;

(b) require the Development Manager to provide it with further details in relation to the Development Proposal;

(c) require the Development Manager, to make such alterations and amendments to the Development Proposal as the Co-Owners' Committee reasonably considers appropriate and resubmit the amended Development Proposal as soon as is reasonably practicable having regard to the nature of the amendments required; or

(d) grant Final Development Approval subject to the conditions contained in paragraph 6 above.

The Co-Owners' Committee may approve any part of the Development Proposal at any time prior to granting Final Development Approval.

9. The Co-Owners' Committee must advise the Development Manager by notice in writing of its decision pursuant to paragraph 8. Where the Development Manager has not received such a notice within three months after a Development Proposal or Amended Development Proposal has been submitted to the Co-Owners' Committee by the Development Manager, the Co-Owners' Committee will be taken not to have given Final Development Approval and the relevant proposal will be taken to be abandoned.

10. Once a Final Development Approval has been obtained, the Development Manager must proceed to implement the Approved Development Works.

11. In implementing Approved Development Works, the Development Manager may appoint third parties to carry out all or part of the Development Works and associated works comprised in the Approved Development Works.

Reporting Obligations

12. From the time of obtaining Preliminary Development Approval through to completion of any Development Works, the Development Manager must provide the Co-owners with monthly progress reports, including:

(a) a summary of the progress of any application for development consent or building approval and a copy of any such consent or approval; and

(b) a statement whether the costs of carrying out all or any part of the Development Works will vary from the Total Development Costs and Fee Estimates and, if so, by how much.

The Development Manager, if satisfied that the costs as varied are reasonable in the circumstances, may approve the variation of the estimated costs or otherwise refer the matter for determination to the Co-Owners' Committee. In any case, if the Development Manager advises the Co-Owners' Committee of a variation of any third party contract in excess of 5% of the contract sum, the Development Manager must refer that variation to the Co-Owners' Committee for approval.

13. The Co-Owners' Committee must determine any matter referred to it under paragraph 12 by approving or disapproving the variation. Before making any such determination, the Co-Owners' Committee may request the Development Manager to make a submission justifying the variation.

14. At the end of each quarter, the Development Manager must provide the Co-Owners' Committee (if so required by the Co-Owners' Committee) with a revised budget incorporating actual figures for all costs incurred and any approved revisions to the Approved Development Budget.

Obligation of Co-owners to act promptly and in good faith

15. The Co-owners must, at all times before and after the granting of a Final Development Approval:

(a) use reasonable endeavours to ensure that the Co-Owners' Committee responds promptly to all matters referred to it by the Development Manager for decision;

(b) take all steps reasonably necessary and within their control to ensure that the Development Manager can comply with the development program in connection with the Development Works and submitted under paragraph 6.

Tenant Arrangements

16. The Co-owners authorise the Development Leasing Manager to negotiate on their behalf with the Tenants of the Centre to procure from those Tenants such consents to any Development Proposal as may be necessary or required in order for the Development Proposal to be implemented.

Access to Centre

17 The Co-owners agree that the Development Manager and any person engaged by it may enter upon the Centre for the purpose of preparing any Preliminary Development Proposal or Development Proposal or for the purpose of undertaking any Development Works or Minor Development Works. The Development Manager must use its best endeavours to minimise the disruption and inconvenience caused to the Co-owners and the Tenants of the Centre as a result of preparing any Preliminary Development Proposal or Development Proposal or the undertaking of the Development Works or the Minor Development Works.

Definitions

18 In this Annexure A:

(a) **"Approved Development Budget"** means the budget for a Development Proposal approved by the Co-Owners' Committee as may be amended from time to time.

(b) **"Amended Development Proposal"** means any Development Proposal amended by the Development Manager in accordance with this agreement.

(c) **"Approved Development Works"** means any Development Works in respect of which Final Development Approval has been granted by the Co-Owners' Committee.

(d) **"Development Proposal"** means the detailed proposal for Development Works prepared by the Development Manager after obtaining Preliminary Development Approval.

(e) **"Development Works"** means any works related to the development, refurbishment of, redevelopment of or addition to the Centre, including all necessary design, architectural, engineering and construction services but excluding any works done by a Tenant in relation to its premises and Routine Works.

(f) **"Final Development Approval"** means the approval of the Co-Owners' Committee granted pursuant to paragraph 9 of this Annexure.

(g) **"Minor Development Works"** means any Development Works involving an estimated expenditure not exceeding $15,000,000 and which are not Routine Works.

(h) **"Preliminary Development Approval"** means the approval of the Co-Owners' Committee to the working up of a Development Proposal in accordance with a submitted Preliminary Development Proposal.

(i) **"Preliminary Development Proposal"** means a general outline of proposed Development Works and activities and costs involved in preparing a Development

Proposal prepared by the Development Manager pursuant to paragraph 1 of this Annexure.

j) **"Routine Works"** means any works (including repairs and maintenance works and tenancy restoration works but excluding works done by a Tenant in relation to its premises) of a type routinely carried out by or on behalf of a property manager as part of the ongoing maintenance of a property such as the Centre and which involve an estimated expenditure not exceeding $15,000,000 or such other amount as may be agreed by the Co-owners.

k) **"Tenants"** means all persons in or having rights of possession or occupation of the Centre from time to time.

l) **"Total Development Costs and Fee Estimates"** means a fully detailed estimate of all costs and fees to be incurred by the Co-owners, the Property Manager or the Development Manager, as the case may be, in connection with the Development Works the subject of a Development Proposal which have been submitted to the Co-Owners' Committee prior to the granting of Final Development Approval including construction cost, consultants (including legal) fees and insurance.

Annexure B Majority Co-owner of each Centre

Centre	Majority Co-owner
"Macquarie Centre" North Ryde, New South Wales	AMP Group
"Pacific Fair" Broadbeach, Queensland	AMP Group
"Garden City" Mount Gravatt, Queensland	Westfield Group
"Warringah Mall" Brookvale, New South Wales	AMP Group
"Garden City" Booragoon, Western Australia	AMP Group

5. Management Agreement

[Insert Names of Parties]

MANAGEMENT AGREEMENT

TABLE OF CONTENTS

MANAGEMENT AGREEMENT

THIS AGREEMENT is made on 2003.

BETWEEN: **[AMP LIFE LIMITED (ABN 84 079 300 379)]** of # Street, Sydney, New South Wales (**"AMP"**) and **WESTFIELD MANAGEMENT LIMITED (ACN 001 670 579)** of Level 24, 100 William Street, Sydney, New South Wales (**"WML"**) (**"CoOwners"**)

[Note: The relevant AMP Life entities/representatives who are the Co-Owners of each of the shopping centres will be parties to this document.]

AND: **[Name of applicable manager as appointed by Majority CoOwners] PTY LIMITED (**) of Street, Sydney, New South Wales (**"Manager"**)

[Note: Manager of the Macquarie Centre will be AMP Henderson Global Investors Limited]

AND: **WESTFIELD HOLDINGS LIMITED (ACN 001 671 496)** of Level 24, 100 William Street, Sydney, New South Wales **"Westfield"** **[Note: as applicable to Westfield managed centres]**

AND: **WESTFIELD LIMITED (ACN 000 317 279)** of Level 24, 100 William Street, Sydney, New South Wales ("**Westfield Limited**") **[Note: as applicable to Westfield managed centres]**.

RECITALS

A. The CoOwners have entered into this agreement to appoint the Manager to manage the Centre and to manage the distribution of funds derived from the operations of the Centre upon the terms and conditions set out in this agreement.

B. **[In the case of Centres managed by Westfield,** Westfield] has agreed to guarantee the performance by the Manager of its obligations contained in this agreement.

OPERATIVE PROVISIONS:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this agreement, unless the context otherwise requires:

Act means **[Note: the relevant real estate agents legislation applicable to the centre, e.g. for NSW the Property Stock and Business Agents Act 1941.]**

Agent means an agent within the meaning of the Act.

AMP Fund means any trust having an approved deed or registered management investment scheme having a manager or responsible entity which is an AMP Related Company.

AMP Group means:

(i) the trustee, custodian or responsible entity of an AMP Fund in its capacity as such trustee, custodian or responsible entity;

(ii) any company the whole of the issued capital of which is beneficially owned directly or indirectly by a person referred to in paragraph (i) or by an AMP Related company;

(iii) any trustee, custodian or responsible entity of any trust or managed investment scheme, as applicable, which is managed by or the whole of the beneficial interest in which is held directly or indirectly by or for the benefit of a person referred to in paragraph (i) or by an AMP Related Company;

(iv) Any AMP Related Company.

AMP Related Company means AMP and/or any body corporate related to AMP within the meaning of s.50 of the Law.

AMP Shopping Centre Trust means the trust established under the ART Constitution.

ART Constitution means the trust deed governing the AMP Shopping Centre Trust dated 27 August 1997 as amended.

Bank means the National Australia Bank or such other bank being a bank as defined in the Commonwealth Banks Act, 1959 or a bank established by an Act of the Parliament of New South Wales as is from time to time agreed in writing by the parties hereto.

Business Days means any day other than a Saturday, Sunday or Public Holiday in New South Wales.

Business Name means the business name [as applicable to each AMP majority owned Centre. **[Note: All naming rights to be determined by Majority CoOwners.]**

Business Plan means a plan outlining in detail the performance objectives and management, leasing, development and marketing strategy for the Centre for the applicable [Calendar/Financial] Year to include all items of projected capital expenditure for major or minor development works or capital works (not otherwise provided for in the Capital Budget for such [Calendar/Financial Year]) and an analysis of the state of the retail market in the trade area of the Centre and likely developments in or changes to that retail market and to describe planned leasing, marketing and income initiatives for the enhancement of the income and profitability of the Centre.

Calendar Year means 1 January to 31 December or, in the case of the period commencing on the date of this agreement and expiring on 31 December next following such date, that period.

Capital Budget means the annual capital budget to be prepared by the Manager under clause 9.3(2) and approved by the Management Committee.

Capital Trust Account means an interest bearing trust account in the name of the Manager in trust for the CoOwners to be established by the Manager at a Bank under clause 4.3

[Note: references to "Capital Trust Account" and other Westfield trust account provisions where they appear in this document to be deleted for AMP managed centres]

[Note: references to "Capital Trust Account" and other Westfield trust account provisions to remain for Westfield managed centres]

Centre means the Estate together with the improvements, fixtures, fittings, services, plant and equipment belonging to the CoOwners located in or on the Estate from time to time.

Centre Employees means all servants, agents and employees employed by the Manager for the Centre, including, without limitation, the Centre Manager.

Centre Manager means an employee of the Manager or the Property Manager appointed from time to time as its representative at the Centre under clause 2.3 to supervise the carrying out of the Manager's obligations under this agreement at, on or in the Centre.

[Note: All references to "Property Manager" to be removed from Westfield managed centres].

Centre Manager's Office means that part of the Centre set aside from time to time under clause 10.3 for use by the Manager, the Property Manager and the Centre Manager in connection with carrying out the Manager's obligations under this agreement.

Centre Trust Account means an interest bearing trust account meeting the requirements of the Act and any other applicable laws to be established by the Manager under clause 4.1.

[Note: references to "Centre Trust Account" and other Westfield trust account provisions where they appear in this document to be deleted for AMP managed centres]

[Note: references to "Centre Trust Account" and other Westfield trust account provisions to remain for Westfield managed centres]

Commissioner has the same meaning as is given to that term in the Act.

[Note: Appropriate amendments to be incorporated in context of Queensland and Western Australian legislation.]

Common Areas means all those parts of the Centre which are not used or intended to be used exclusively by any Occupant.

Consultants means all auditors, architects, accountants, solicitors, quantity surveyors, valuers and other professional consultants appointed by the Manager from time to time for the Centre under this agreement.

CoOwners means collectively AMP and WML and (where appropriate) every other person who holds an interest from time to time as a tenant-in-common in the Centre.

CoOwners' Accounts means the accounts in the name of each of the CoOwners maintained at institutions of each of the CoOwner's choice of which the Manager is notified in writing from time to time for the purposes of clause 4.

Contractors means persons employed by the Manager or the Property Manager from time to time under contracts for the provision of maintenance, security, cleaning, protection and other services for the Centre under this agreement.

Estate means the land described in the First Schedule known as **[insert name of centre]** including any land owned or subsequently acquired by the CoOwners and consolidated with the Estate from time to time.

Event of Default means an event of default described in clause 12.1.

Financial Year means 1 July to 30 June or, in the case of the period commencing on the date of this agreement and expiring on 30 June next following such date, that period.

Gross Income means:

(i) all income received or receivable by the CoOwners from all sources in respect of the Centre (including, without limitation, rents, (including casual mall leasing) percentage or turnover rents, premiums, licence or other fees, contributions towards or reimbursements of outgoings, money collected from pay telephones and coin operated machines); and

(ii) any amount received under loss of revenue insurance for the Centre,

but excludes interest earned on money held in the Capital Trust Account, Operating Trust Account or any other bank account opened by the Manager from time to time solely for the purposes of this agreement and any amount received under any other insurance for the Centre and amounts received from Occupants for goods and services tax levied or imposed on supplies made by the CoOwners.

Implementation Agreement means the agreement entered into in May 2003 between AMP Life Limited, Westfield Management Limited as responsible entity of the Westfield Trust and Westfield Management Limited.

Law means the Corporations Act 2001 (Commonwealth) as amended from time to time.

Leases means all leases, agreements to lease, offers to lease, sub-leases, assignments of lease and other forms of agreement granting an interest in the Estate to Occupants whether oral or written as they may be granted, varied, assigned, terminated, renewed, surrendered or otherwise dealt with from time to time.

Licences means all licences and other forms of permission given to Occupants by the CoOwners or their predecessors in title to occupy or use the Centre whether oral or written as they may be granted, varied, terminated, renewed, surrendered or otherwise dealt with from time to time.

[Name] CoOwners Agreement means the agreement of that name made of even date between [# and #] **[insert names of parties]**.

Majority CoOwners means CoOwners who hold Property Interests representing the majority by value of all Property Interests.

Management Committee means the Management Committee established pursuant to this agreement.

Manager means **[insert name of applicable company appointed by the Majority CoOwner/s in relation to the Centre subject to the terms of this Management Agreement]** and includes the Manager's successors, permitted transferees, executors, administrators and permitted assigns.

[Note: Manager appointed in relation to the Macquarie Centre will be determined by AMP CoOwner subject to the terms of this Management Agreement.]

Manager's Fee means the fee payable under clause 10.1 in respect of the leasing, management, operation, promotion, maintenance and administration of the Centre by the Manager under this agreement and includes the Manager's Fee as adjusted from time to time under clause 10.2.

Net Income means Gross Income less Operating Expenses for each relevant period.

Occupants means all persons in or having rights of possession or occupation of the Centre from time to time.

Operating Budget means the annual operating budget prepared by the Manager under clause 9.3(1) and approved by the Management Committee.

Operating Expenses means the total for each relevant period of the outgoings, costs and expenses reasonably and properly incurred by or on behalf of the CoOwners in respect of the Centre and which form part of the Operating Budget including, without limitation:

(i) all rates, taxes, assessments, outgoings and impositions assessed charged or imposed by federal, state, local or other competent authorities whether on a capital, revenue or other basis and even though of a novel character assessed, charged or imposed in respect of the Estate, the Centre, or the CoOwners (excluding income, capital gains or fringe benefits taxes (other than fringe benefits tax payable in respect of the Centre Employees) and any other tax imposed upon the CoOwners in respect of gains made from the ownership of the Centre);

(ii) charges for supply of water, gas and electricity, disposal of sewerage and all other services supplied to or consumed in the Centre other than those charges payable directly by the Occupants under the Leases or Licences;

(iii) the costs of insuring the Centre and the plant, equipment or other property therein and risks arising out of the operation, use or occupation thereof under this agreement (excluding the costs of contributions made to any guarantee or similar fund under the Estate Agents Act and any other laws applicable to estate agents or property managers or the costs of indemnity insurance effected by the Manager);

(iv) the costs of operating, testing, maintaining and repairing the Centre including, without limitation, the sanitary, security, sprinklers or other fire protection equipment, lighting, heating, cooling, air conditioning or ventilation equipment, lifts, escalators, travelators, signs, public address and sound systems or any other plant, equipment, system, service, facility or installation installed, furnished or supplied on, in or to the Centre from time to time and the costs of Contractors and Consultants;

(v) the costs of cleaning the Centre (including, without limitation, exterior surfaces), the disposal of garbage, sullage and refuse from the Centre and the control of pests within the Centre, including preventative procedures;

(vi) the costs of advertising and promoting the Centre;

(vii) the costs of fees, salaries, wages, benefits, superannuation, pension payments, worker's compensation and other insurance premiums, payroll tax, fringe benefits tax and all other costs incurred in the employment of the Centre Employees, Contractors and Consultants for the Centre;

(viii) the costs of maintaining the structure of the Centre and parks and gardens forming part of the Centre;

(ix) the costs of maintaining the financial accounts and preparing the financial statements under clause 9.4 where not recoverable under any other item of Operating Expense;

(x) the Manager's Fee;

(xi) the costs of supplying toilet and kitchen requisites for the Centre;

(xii) all stamp and financial institutions duties, bank charges and other taxes, duties or levies imposed on money or cheques received or paid by or on behalf of the CoOwners including without limitation bank and government charges in respect of the Centre Trust Account, Operating Trust Account, and Capital Trust Account, and any other account required to be opened by the Manager from time to time;

(xiii) the costs of complying with the requirements of and recommendations made from time to time by any competent authority in relation to the Centre;

(xiv) the costs of stationery and other supplies for use by the Manager, the Property Manager and the Centre Manager in connection with or for the purposes of carrying out its obligations under this agreement;

(xv) the costs of equipping, servicing and furnishing the Centre Manager's Office;

(xvi) the costs of providing computer or similar links to the Centre;

(xvii) the costs of employing Consultants which are incurred to approve plans, drawings and specifications provided by Occupants for their fit-out works which are not recoverable from the Occupants under Leases or Licences;

(xviii) the legal costs and disbursements associated with the preparation, negotiation and execution of Leases and Licences but not including any such costs which are recovered from Occupants;

(xix) the appropriate proportion of those overhead costs incurred by or on behalf of the Manager in performing services under this agreement which are:

(A) not included in the Manager's Fee;

(B) for the sole and direct benefit of the Centre; and

(C) approved by the CoOwners in the Operating Budget or Capital Budget for the then current Calendar Year, including, without limitation, an appropriate proportion of actual (that is, without the inclusion of any profit margin) employment and employment related costs incurred in connection with the provision of such services (for example, but without limitation, the applicable portion of the salary of an accountant, whether or not on-site, providing accounting services on behalf of the Manager for the benefit of the CoOwners with respect to the Centre). The proportion of such costs to be charged in respect of such services shall be equal to that proportion of the service which has been undertaken for the sole and direct benefit of the Centre in order to enhance the performance of the Centre, the effective administration of the Centre or the efficiency and effectiveness of the financial information and the accounting services provided in respect of the Centre. The appropriate proportion of such overhead costs shall not include any profit element unless such profit element is disclosed to and approved by the CoOwners (separately or in the Operating Budget or the Capital Budget);

(xx) extra ordinary items of expense associated with signage promotional activities and establishment costs, other than any costs of re-branding or signage as a result of any change in the management of the Centre;

(xxi) the costs of administration collection and remission of goods and services tax;

(xxi) all other costs reasonably and properly incurred for the direct benefit of the Centre which form part of the Operating Budget; and

(xxii) customer services,

excluding any interest payable on any overdue Operating Expense.

Operating Trust Account means the interest bearing trust account in the name of the Manager established by the Manager at a Bank under clause 4 **[Note: for AMP managed centres]**.

Operating Trust Account means an interest bearing trust account in the name of the Manager in trust for CoOwners to be established by the Manager at a Bank under clause 4.2 **[Note: for Westfield managed centres]**.

Promotion Fund means the fund (of a nature ordinarily established by the Manager) established to administer the marketing and promotion of the Centre within the tiered structure of national state and Centre allocation of responsibilities.

Property Interest means the interest in the Centre held by a CoOwner.

Property Manager means **[**applicable company nominated by the AMP CoOwner**]** or such other person or company from time to time as may be appointed as property manager by the Manager or, if no such person or company has been appointed, the Manager[**Note: all references to Property Manager to be deleted for Westfield managed centres**].

Special Committee means a special committee established pursuant to the **[name]** CoOwners Agreement.

Westfield means Westfield Holdings Limited (ACN 001 671 496), a duly incorporated company in the State of New South Wales and having its registered office at Level 24, 100 William Street, Sydney.

Westfield Fund means the Westfield Trust and any trust having an approved deed or registered managed investment scheme having a manager or responsible entity which is a Westfield Related Company.

Westfield Related Company means Westfield and/or any body corporate related to Westfield within the meaning of section 50 of the Law;

Westfield Trust means the public listed trust constituted by a Constitution dated 1 April 1982 as subsequently varied from time to time made between Westfield Management Limited (formerly known as Westfield PTM Limited), Perpetual Trustee Company Limited and PT Limited.

Westfield Group means:

(i) the trustee, custodian or responsible entity of a Westfield Fund in its capacity as such trustee, custodian or responsible entity;

(ii) any company the whole of the issued capital of which is beneficially owned directly or indirectly by a person referred to in paragraph (i) or by a Westfield Related Company;

(iii) any trustee, custodian or responsible entity of any trust or managed investment scheme as applicable which is managed by or the whole of the beneficial interest in which is held directly or indirectly by or for the benefit of a person referred to in paragraph (i) or by a Westfield Related Company;

(iv) any Westfield Related Company.

1.2 Interpretation

In this agreement unless the contrary intention appears:

(a) a reference to this agreement or another instrument includes any variation or replacement of this agreement or that instrument;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments made under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa and words including one gender include other genders;

(d) a reference to a person includes a reference to the person's executors, administrators, successors, permitted substitutes (including, without limitation, persons taking by novation) transferees and permitted assigns;

(e) headings and marginal notes have been inserted for guidance only and do not form part of the context;

(f) terms used in this agreement have the meanings given to them in the **[name]** CoOwners Agreement. If there is any inconsistency between the **[name]**CoOwners Agreement and this agreement, the same shall be referred to the Special Committee for resolution. Nothing in this agreement will prejudice the rights of the CoOwners under the **[name]**CoOwners Agreement;

(g) a reference to a thing (including, without limitation, any amount) is a reference to the whole or any part of that thing and a reference to a group of persons is a reference to any two or more of them collectively and to each of them individually;

(h) a reference to a direction, decision, recommendation, approval, consent or request of the Management Committee means a direction, decision, recommendation, approval, consent or request given or made unanimously in a Management Committee meeting constituted in accordance with the requirements of this agreement or otherwise given or made in accordance with this agreement;

(i) "person" includes a firm, a person, an unincorporated association or an authority;

(j) a reference to a body or authority which has ceased to exist includes the body or authority which now serves substantially the same objects as the body or authority referred to;

(k) an agreement, representation or warranty in favour of 2 or more persons is for the benefit of them jointly and severally;

(l) a reference to the president of a body or authority, if there is not such person, is a reference to the senior officer of or to the person who fulfils the duties of president in the body or authority; and

(m) if a period of time is specified to:

  (i) start from a given day or the day of an act or event, it must be calculated including that day; or

  (ii) be after a given day or the day of an act or event, it must be calculated excluding that day; or

  (iii) be to or until a given day or the day of an act or event, it ends on the day before that day.

1.3 This agreement does not constitute a partnership between the parties nor does it constitute one party the agent of another party save as otherwise expressly provided in this agreement.

2. APPOINTMENT OF THE MANAGER

2.1 Appointment of the Manager

The CoOwners appoint the Manager to be the sole manager and agent for the purposes of leasing, managing, operating, promoting, maintaining and administering the Centre in accordance with this agreement.

2.2 Duration of Appointment

The appointment of the Manager will be taken to have commenced on the date of this agreement and will continue unless terminated under clause 12 until # **[Note: for all Management Agreements except Macquarie and Mt. Gravatt]**.

(a) A CoOwner has disposed of the whole or part of its Property Interest unless the Majority CoOwners have given notice in writing to the Manager within seven (7) days after completion of such disposal requesting that the Manager's appointment continue;

(b) The Manager ceases to be a member of the [AMP/Westfield Group]; or

(c) Such other date as may be agreed by the majority of the CoOwners and notified in writing to the Manager.

[Note: for the Macquarie Management Agreement]

(a) The AMP Group has disposed of the entire legal and beneficial interest in the Centre unless the Majority CoOwners have given notice in writing to the Manager within seven (7) days after completion of such disposal requesting that the Manager's appointment continue;

(b) The Westfield Group has disposed of the entire legal and beneficial interest in the Centre unless the Majority CoOwners determine otherwise the management arrangements for the Centre shall be the same as the management arrangements that were in place prior to the date of the Implementation Agreement.

(c) The Manager ceases to be a member of the [AMP/Westfield Group]; or

(d) Such other date as may be agreed by the majority of the CoOwners and notified in writing to the Manager.

[Note: for Mt Gravatt Management Agreement]

the Westfield Group hold less than a 25% direct or indirect interest in the Centre.

2.3 Centre Manager

(a) The Manager must appoint a qualified and responsible person to be the Centre Manager, it being the intention of the parties that at all times there will be a skilled and competent person supervising the operation and management of the Centre in accordance with this agreement.

(b) If it becomes necessary to temporarily or permanently replace the Centre Manager, for the purposes of paragraph (c) the Manager must inform the Management Committee of the vacancy and of the identity of the proposed appointee as soon as possible.

(c) The Manager must take into account representations made by any member of the Management Committee in relation to the appointment, employment or termination of the appointment or employment of the Centre Manager, it being acknowledged that representations made by the Management Committee members will not fetter the Manager's absolute discretion to appoint and employ the Centre Manager under this clause.

(d) The Manager must ensure that the Centre Manager has adequate clerical assistance.

[Note: In the case of AMP managed Centres, the Manager will appoint the Property Manager who will appoint the Centre Manager. This agreement should reflect these arrangements.]

2.4 Management Committee

AMP and WML hereby establish a Management Committee which shall consist of four(4) members and four (4) alternates in the case of their nominated members being unable to attend) appointed by AMP and appointed by WML. The first nominated members of the Management Committee shall be:

(a) for AMP (members)
and

(b) for WML (members):
and

[Note: Where the AMP Group and Westfield Group hold the Centre as tenants in common in equal shares they will have equal numbers of representatives on the Management Committee. In the case of Pacific Fair, where Kent Street Pty Limited holds a 20% interest, it is entitled to be on the Co-Owners' Committee and consequently entitled to be on the Management Committee and any development committee in relation to the Centre.]

Where the AMP Group and the Westfield Group do not hold the Centre as tenants in common in equal shares, the Management Committee shall consist of such members being representatives of each of the Co-owners as the Co-owners agree provided that any Co-owner shall unless it agrees otherwise be entitled to appoint by notice in writing to the other Co-owners at least one representative to the Management Committee for each Property Interest equal to a one-quarter interest in the Centre held by that Co-owner.

2.5 Chairman

[AMP/WML] shall be entitled to appoint by notice in writing to [AMP/WML] one of its nominated members of the Management Committee as the Chairman thereof in each Calendar Year which has an odd number and the Chairman in the other Calendar Year shall be one of the members on the Management Committee nominated by [AMP/WML] by notice in writing to [AMP/WML].

The Chairman shall not be entitled to a casting or deciding vote in addition to his vote as a member of the Management Committee.

2.6 Replacement

Either AMP or WML may from time to time remove or replace any one or more of its respective nominated members and may appoint remove or replace any one or more alternate for each of its respective nominated members on the Management Committee by notice in writing to the other and such before mentioned notice shall indicate the replacement nominated member and/or alternate.

2.7 Invitees

In addition to their respective representatives appointed pursuant to clause 2.4, each of WML and AMP shall be entitled to invite other persons to a meeting of the Management Committee but any such invitee shall have no voting rights and shall only be present during the consideration of business in which that invitee has an interest.

2.8 Calling of Meetings

Unless AMP and WML otherwise agree, meetings of the Management Committee shall occur not less than four (4) times (or as frequently as the Management Committee may agree from time to time) in every Calendar Year at such intervals as the members of the Management Committee shall from time to time agree. Notwithstanding the foregoing, any member of the Management Committee (or in his absence his alternate) may at any time call a meeting of the Management Committee upon giving seven (7) days written notice to the other members but such notice may be waived if at least one (1) nominated member or alternate of each of AMP and WML is present at such meeting and agrees to waive such notice.

2.9 Quorum

The quorum for any meeting of the Management Committee shall consist of at least one nominated member of each CoOwner or his alternate. In the event that a quorum is not present at any such meeting, the meeting shall be adjourned to the same time and place five Business Days later. Each CoOwner shall use its best endeavours to ensure that at least one of their respective nominated members or alternates attend all meetings and adjourned meetings of the Management Committee except in unavoidable circumstances which prevent their attendance.

2.10 Venue

The Management Committee shall meet at such place as the Management Committee shall agree and failing agreement at such place as the Chairman for the time being shall determine such determination to be notified in writing to each CoOwner. The Management Committee shall regulate the conduct of the proceedings of its meetings in such manner as it sees fit and shall ensure that minutes of such meetings are taken and that copies of such minutes are made available to each of the Manager (only if it attends such meeting pursuant to clause 2.13), WML and AMP within fourteen (14) days of each such meeting.

2.11 Resolutions

To be valid resolutions of the Management Committee shall require:

(a) In the case of a resolution to approve a Business Plan an Operating Budget or a Capital Budget, any variation to either of them, or subject to this agreement, any expenditure to be incurred or action to be taken by the Manager which would be inconsistent with either of them, a unanimous resolution of the members appointed by all CoOwners entitled to be represented on the Management Committee; and

(b) In the case of any other resolution, a simple majority of those members present appointed by CoOwners holding aggregate Property Interests which exceed 50% of the total aggregate Property Interests.

A resolution in writing signed by one of the nominated members of each of CoOwner or its alternate shall be as valid and effectual as if it had been passed at a meeting of the Management Committee duly convened and held. Notwithstanding anything herein contained to the contrary a valid resolution of the Management Committee shall:

(a) not be required for a party to take any action permitted under paragraphs (a), (b), (c) or (d) of clause 3.3 hereof; and

(b) subject to clause 10.7 be binding upon each of WML and AMP.

2.12 Relevant Matters

The Management Committee shall consider all matters pertaining to the management of the Centre including recommendations from the Manager to the Management Committee and any other duty and function as may be assumed and undertaken by the Management Committee shall consult with the CoOwners Committee in respect of any proposal or suggestion of the Manager or any other person as to the effecting of any works which fall outside those works usually undertaken in the annual maintenance program for the Centre and must defer to the CoOwners Committee in respect of all matters within the province of the CoOwners Committee. Without limiting the generality of the foregoing the Management Committee will in respect of the Centre, subject to the terms of this agreement:

(a) Review and approve budgets submitted pursuant to the provisions of this agreement and consider applications for additional expenditure;

(b) Review and approve standard form documents;

(c) Give directions to the Manager with respect to the effecting of insurances;

(d) Review and approve new tenancies which are materially different from the nature of any tenancies contemplated in an approved budget or otherwise any leasing guidelines approved by the CoOwners from time to time and non-standard form leases where material variations have been made provided that in so doing the Management Committee shall give due consideration to the recommendations of the Manager made in respect of such variations;

(e) Procure the execution of all leases in accordance with the procedure for execution of leases contained in this agreement;

(f) Authorise and direct the Manager in relation to:

(i) litigation concerning the Centre;

(ii) claims made under insurance policies arranged by the Manager pursuant to this agreement; and

(iii) delegation of any of the decision making powers of the Management Committee to any person approved by the CoOwners but not to avoid the joint decision making purpose of the Management Committee.

2.13 Manager's Attendance

Unless the Management Committee otherwise directs, the Manager must attend:

(a) each scheduled and re-scheduled Management Committee meeting;

(b) each extraordinary Management Committee meeting called by any member of the Management Committee of which the Manager receives at least 3 Business Days' notice; and

(c) each extraordinary Management Committee meeting called by the Manager.

3. MANAGER'S POWERS AND OBLIGATIONS

[Note: In the case of Centres managed by an AMP company, these obligations will be delegated to a sub-contracted company in accordance with clause 13.4.1.]

3.1 Obligations

(a) Subject to this agreement, (in particular, to the expenditure limits contained in the Operating Budget and the Capital Budget), the Manager must do all acts and things necessary for the proper and efficient leasing, management, operation, promotion, maintenance and administration of the Centre in a manner and to a standard of a high class major regional shopping centre including, without limitation:

(i) use its best endeavours to collect Gross Income on the dates upon which items of Gross Income become due including arrears of Gross Income and interest under the relevant Lease, Licence, contract or arrangement;

(ii) pay all Operating Expenses on or before the due dates for payment (except where commercial terms otherwise allow);

(iii) enforce all Leases and Licences and all contracts or other arrangements entered into by the Manager or the CoOwners for the Centre within the time provided for enforcement including, without limitation carrying out rent and licence fee reviews as soon as such reviews are permitted under the Leases and Licences);

(iv) engage, employ and supervise all Contractors, Consultants and Centre Employees necessary for the performance by the Manager of its obligations under this agreement and perform all obligations under the engagements and contracts;

(v) administer all engagements and employment contracts and arrangements including, without limitation, the deduction of income tax instalments on the group certificate method for and the payment of entitlements in respect of holiday pay, sick pay and long service leave under the provisions of any relevant industrial award and any other benefits to the Centre Employees;

(vi) regularly inspect, maintain, service, clean and repair the Centre including, without limitation, all plant, equipment, machinery, services, parks and gardens from time to time provided for the Centre;

(vii) process any applications for consent by any local or other authority relating to the granting of any Lease or Licence;

(viii) deal promptly and reasonably with all complaints and correspondence relating to the Centre;

(ix) effect and maintain insurance for the Centre under clause 11, report to the CoOwners any matters which may warrant a claim on any insurance policy and submit and pursue claims;

(x) establish, maintain and administer any accounts required under this agreement or by the Management Committee from time to time and transfer credit balances under clause 4.1;

(xi) manage and administer the merchants' association, promotions fund or other like fund or organisation established for the Centre from time to time, guide and liaise with Occupants in relation to the advertising, merchandising and promotion of their respective businesses and advertise and promote the Centre;

(xii) provide the information, reports, statements, budgets and recommendations required under this agreement;

(xiii) to the extent that it is within the Manager's capacity to do so, perform all of the CoOwners' obligations under all Leases and Licences within the time provided for performance;

(xiv) instruct solicitors in the preparation and negotiation of Leases, Licences and other documents for the Centre and arrange for their execution by all parties, stamping, registration (where necessary or desirable), distribution and safe-keeping;

(xv) establish and maintain the records required under this agreement;

(xvi) use its reasonable endeavours to secure suitable Occupants to fill vacancies appearing from time to time in the Centre having regard to the status of the leasing market at the time the Lease or Licence is negotiated;

(xvii) comply with all laws affecting the Centre (including, without limitation, the requirements of all public statutory authorities), the CoOwners or the Manager and any accounts established solely for the purposes of this agreement (including the Operating Trust Account);

(xviii) require Occupants in accordance with their respective Leases and Licences to meet their obligations with respect to fitout, presentation and maintenance including, without limitation, obtaining plans, specifications and drawings, where it is necessary to do so retaining Consultants to peruse and approve the plans, specifications and drawings, supervising fit-out works, inspecting completed fit-out works and obtaining any consents from the CoOwners required by any competent authority;

(xix) liaise between Occupants and any Consultants, Contractors, builders, developers and other parties to ensure that a minimum of inconvenience is caused to all persons in the operation, occupation, refurbishment or redevelopment of the Centre; and

(xx) draft and deliver all notices to the Occupants, Centre Employees, Contractors or Consultants whether required under the Leases, Licences, contracts, arrangements, by the Management Committee or by law from time to time.

(b) The Manager must maintain a business and an after hours telephone number where an appropriate senior executive of the Manager nominated by the Manager from time to time by notice in writing to the Management Committee may be contacted by any member of the Management Committee or any Occupant during or outside normal business hours in the case of an emergency.

(c) The Manager must make recommendations to the Management Committee supported by such information as the Management Committee or any member of the Management Committee may require and seek the approval of the Management Committee before it may act outside this agreement.

(d) In the event of an inconsistency between the Manager's powers and obligations under this agreement and directions, decisions and recommendations given by the Management Committee from time to time, this agreement will prevail unless the Manager otherwise agrees in writing.

(e) If the Management Committee or a member of the Management Committee wishes an obligation to be performed in relation to the Centre which is not expressly covered in this agreement, the Management Committee or the member must first request the Manager to perform that obligation for a consideration to be agreed before otherwise causing that obligation to be performed.

(f) Without limiting any other provision of this agreement, any member of the Management Committee may at any time in good faith make reasonable submissions to the Manager (and must inform the other members of the Management Committee of the submission as soon as reasonably practicable after making such submission) concerning the leasing, management, marketing and/or operation of the Centre. The Manager and the Management Committee must each consider such submissions in good faith and acting reasonably.

3.2 Powers

[Note: In the case of Centres managed by an AMP company, these powers will be enjoyed by the delegate of the AMP company.]

(a) For the purposes of carrying out its obligations under this agreement and subject to this agreement, the CoOwners authorise the Manager on their behalf from time to time to:

(i) enter upon the Centre;

(ii) negotiate rent and fee reviews under Leases and Licences to obtain the recommended projected rent expressed in the Operating Budget or, where this cannot be achieved, to obtain the best rent or fee having regard to the current market conditions, the terms of the relevant Lease or Licence and any other relevant circumstances;

(iii) negotiate Leases and Licences provided that the terms of the document are materially consistent with the standard form document approved by the Management Committee from time to time. If the proposed Lease or Licence is materially inconsistent with the standard form document, the Manager must inform the Management Committee of the potential cost to the CoOwners and the increase in liability imposed upon the CoOwners by the proposed document and obtain the approval of the Management Committee;

(iv) as agent for the CoOwners or on its own account, commence legal proceedings for any amount less than $250,000 in any court or take other action for the enforcement of any Lease, Licence, contract or arrangement in relation to the Centre including, without limitation, actions for recovery of money or possession of any part of the Centre. The Manager must inform the Management Committee of the progress of all such actions and legal proceedings under clause 9;

(v) as agent for the CoOwners, lodge applications or objections in relation to decisions pending or made by any competent authority in relation to the Centre;

(vi) as agent for the CoOwners, make and prosecute claims under the insurance policies effected for the Centre where the amount claimed in relation to any one event does not exceed $250,000 (or such greater amount nominated in writing by the Management Committee from time to time);

(vii) instruct or retain the Property Manager, Consultants and engage and employ the Contractors and Centre Employees necessary to carry out the Manager's obligations under this agreement, provided that the Manager shall take into account representations made by any member of the Management Committee in relation to the Consultants, Contractors and Centre Employees instructed, retained, engaged or employed or to be instructed, retained, engaged or employed for the Centre, it being acknowledged that representations made by the Management Committee members will not fetter the Manager's absolute discretion to instruct, retain, engage and employ the Consultants, Contractors and Centre Employees; and

(viii) to do all other things necessary and proper on the part of the Manager to comply with its obligations under this agreement.

(b) The Manager may discharge its obligations under this agreement in compliance with the Operating Budget and the Capital Budget for the previous [Calendar Year/Financial Year] until the Capital and the Operating Budgets for the current [Calendar Year/Financial Year] are approved by the Management Committee provided that any amounts in the Operating Budget and Capital Budget for the previous [Calendar Year/Financial Year] shall be deemed to have been increased by the same percentage as the percentage increase in the Consumer Price Index (All Groups) Sydney last published for the quarter ending immediately prior to the current [Calendar Year/Financial Year] from the index published for the quarter ending immediately prior to the commencement of the immediately preceding [Calendar Year/Financial Year].

(c) The Manager will not be liable for failing to perform an obligation under this agreement if, on receipt of request to do so from the Manager, the Management Committee has not made a decision or recommendation or provided the Manager with a direction, approval or consent necessary for the performance of that obligation within a reasonable period of time.

3.3 Dealings with the Manager

Subject as herein provided, approvals, recommendations and directions to the Manager will only be given and the rights of the CoOwners thereunder will only be exercised pursuant to a valid resolution of the Management Committee failing which such approvals, recommendations or directions to the Manager or the rights of the CoOwners under this Management agreement shall not be given or exercised by that Management Committee. This limitation shall not however apply to:

(a) directions by the CoOwners to the Manager regarding the investment or payment of the income of the Centre to which the CoOwners are entitled under this agreement;

(b) a request by the CoOwners to the Manager to provide information in respect of the Centre in accordance with the provisions of this agreement;

(c) rights or remedies exercisable by the CoOwners as referred to in clause 12 hereof or otherwise by law; or

(d) minor matters requiring decisions by the CoOwners to permit the day to day running of the Centre without undue delay or disruption.

4. TRUST ACCOUNTS
[Note: for AMP managed centre]

4.1 Operating Trust Account

The CoOwners authorise and direct the Manager to establish a trust account which account may be used only for the purposes of paying into it:

(a) the Gross Income collected by the Manager or the Property Manager, as the case may be;

(b) all other sums of money which the Manager would receive in the proper and lawful exercise of its duties pursuant to this agreement; and

(c) any advances made by the CoOwners to permit the Manager to meet Operating Expenses in excess of Gross Income,

and for paying from it the Operating Expenses and any other sums or fees which are authorised by the Co-Owners to be deducted from Gross Income.

4.2 Operation of Operating Trust Account

The Manager is authorised:

(a) to accept funds due to the CoOwners under this agreement, together with any additional funds provided by the CoOwners;

(b) to apply any of those funds for any purpose in accordance with this agreement provided the Manager does so in accordance with the then current Business Plan, Operating Budget or Capital Budget approved by the CoOwners in accordance with this agreement,

including payments in accordance with the annual operating budget approved in the Business Plan whether such expenditure relates to a capital item or otherwise but excluding the purchase of additional property;

(c) to make determinations as to whether the funds in hand will be sufficient to meet future Expenses and, if necessary, to retain funds to meet those future Expenses; and

(d) at least twice monthly, to remit all or part of the balance of the funds to the CoOwners in shares equal to their proportional interests in the Centre, having regard to the determinations made by the Manager under clause 4.2(e) and clause 4.3.

4.3 Expenses

If the Manager determines at any time that the funds in hand are unlikely to be sufficient to meet future Expenses, it must notify the CoOwners and unless the CoOwners determine that the Manager is in breach of its obligations under this agreement the CoOwners must provide to the Manager funds (calculated in accordance with their respective interests in the Centre) sufficient to meet the shortfall identified by the Manager. In this clause, **"Expenses"** means all expenses reasonably and properly incurred by the CoOwners or the Manager in connection with the ownership, management or development of the Centre and which are provided for in the then current Business Plan, Operating Budget and/or Capital Budget which have been approved by the CoOwners.

4. TRUST ACCOUNTS
[Note: for Westfield managed centres]

4.1 Centre Trust Account

(a) The Manager must establish, maintain and administer the Centre Trust Account which must be used only for the purpose of depositing all:

(i) Gross Income collected by the Manager under this agreement; and

(ii) contributions of a capital nature payable by Occupants under the Leases and Licences; and

(iii) all other money received or held by the Manager on behalf of the CoOwners concerning any transaction carried out for the CoOwners under this agreement in its capacity as an Agent; and

(iv) all money received by the Manager in its capacity as an Agent and held as a stakeholder or in trust for the CoOwners pending completion of any transaction under or contemplated by this agreement.

(b) The Manager must, by trust account cheque or such other means as permitted under the Act:

(i) withdraw a sum equivalent to all Gross Income and all other amounts of an income nature collected by the Manager under this agreement deposited in the Centre Trust Account less interest (if any) credited in respect of that sum, (being interest which must be paid by the Bank to the Commissioner under the Act); and

(ii) promptly pay that sum to Westfield Limited and Westfield Limited must deposit that sum into the Operating Trust Account on or before the end of the next Business Day after the day on which the sum is deposited in the Centre Trust Account.

(c) The Manager must, by trust account cheque or such other means as permitted under the Act:

(i) withdraw a sum equivalent to all contributions of a capital nature paid by Occupants under the Leases and Licences and all other amounts of a capital nature collected by the Manager under this agreement deposited in the Centre Trust Account less interest (if any) credited in respect of that sum, (being interest which must be paid by the Bank to the Commissioner under the Act); and

(ii) promptly pay that sum to Westfield Limited and Westfield Limited must deposit that sum into the Capital Trust Account on or before the end of the next Business Day after the day on which the sum is deposited in the Centre Trust Account.

4.2 Operating Trust Account

Westfield Limited must establish at the appropriate time and therereafter maintain and administer Operating Trust Accounts which accounts must be used by the Manager and Westfield Limited only for the purpose of depositing all Gross Income withdrawn from the Centre Trust Account on

or before the end of the next business day after the day on which the sum is deposited in the Centre Trust Account together with any advances made by the CoOwners to permit Westfield Limited (at the Manager's discretion) to meet Operating Expenses in excess of Gross Income by:

(a) Westfield Limited (at the Manager's direction) withdrawing and paying the Operating Expenses where the payment -

(i) is in accordance with the Operating Budget as approved or revised from time to time by the Management Committee;

(ii) if not in accordance with the Operating Budget, is properly incurred on account of an Operating Expense, does not exceed 10% of the amount allocated for that class of Operating Expense in the Operating Budget and when aggregated with all other Operating Expenses paid under this paragraph during the relevant Financial Year does not exceed 5% of the total amount allocated for all Operating Expenses in the Operating Budget;

(iii) relates to other Operating Expenses which have been specifically authorised by the Management Committee;

(iv) relates to a debt of an income nature properly incurred by the Manager acting in accordance with its obligations under this agreement on behalf of the CoOwners and which the CoOwners are legally obliged to pay; or

(v) is made to pay instalments of the Manager's Fee under clause 10.

(b) withdrawing and investing credit balances or a proportion thereof held in the Operating Trust Account from time to time under clause 4.9.

4.3 Capital Trust Account

Westfield Limited must establish maintain and administer the Capital Trust Account which must be used by the Manager and Westfield Limited only for the purpose of depositing the contributions (if any) of a capital nature paid by Occupants under the Leases and Licences and all other money of a capital nature withdrawn from the Centre Trust Account on or before the end of the next Business Day after the day on which the sum is deposited in the Centre Trust Account together with advances made by the CoOwners to permit the Manager to meet capital expenses in relation to the Centre by:

(a) withdrawing and paying all capital expenses where the payment:

(i) is in accordance with the Capital Budget as approved or revised from time to time by the Management Committee;

(ii) if not in accordance with the Capital Budget, is properly incurred on account of a capital expense, does not exceed 10% of the amount allocated for that class of capital expense in the Capital Budget and when aggregated with all other capital expenditure under this paragraph during the relevant Financial Year does not exceed 5% of the total amount allocated for all capital expenses in the Capital Budget;

(iii) relates to capital expenditure which has been specifically authorised by the Management Committee;

(iv) relates to a debt of a capital nature properly incurred by the Manager acting in accordance with its obligations under this agreement on behalf of the CoOwners and which the CoOwners are legally obliged to pay; or

(b) withdrawing and investing credit balances or a proportion thereof held in the Capital Trust Account from time to time under clause 4.9.

4.4 There is no clause 4.4

4.5 Accounts to be Kept Separate

(a) The Manager must not pay:

(i) amounts of an income nature into the Capital Trust Account; or

(ii) amounts of a capital nature into the Operating Trust Accounts.

(b) Westfield Limited may not transfer money between the Operating Trust Accounts and the Capital Trust Account.

4.6 Withdrawals

(a) The Manager may direct Westfield Limited to withdraw sums from the Operating Trust Account for the Capital Trust Account if the withdrawal is required to make a payment described in clause 4.2(a) or 4.3(a).

(b) Westfield Limited must comply with a direction received from the Manager as soon as possible and in any event within 24 hours after the Operating Trust Account or the Capital Trust Account has been credited with sufficient funds to comply with a direction.

(c) The Manager is primarily liable to the CoOwners for withdrawals made from both the Operating Trust Account and the Capital Trust Account and, subject to the provisions of this agreement, Westfield Limited need not enquire concerning the validity of a direction given by the Manager or on its behalf.

4.7 Credit Balances and Interest

(a) All interest accruing on the credit balances of the Operating Trust Accounts and the Capital Trust Account (including credit balances invested by the Manager under clause 4.9) belong to the CoOwners in proportion to their respective Property Interests. The Net Income shall be distributed to the CoOwners.

(b) On the last Business Day of each month or as frequently as the Management Committee otherwise determines Westfield Limited must withdraw the amount standing to the credit of each of the Operating Trust Accounts (less any amount that the Manager in the Manager's reasonable opinion, directs is necessary to retain in order to ensure that Operating Expenses falling due for payment from time to time can be paid as and when they fall due

and the amount (if any) which the Management Committee requires retained as a reserve) and place those amounts in the CoOwners' Accounts.

(c) On the last day of each month, Westfield Limited must withdraw all interest accrued in the Capital Trust Account (if any). That amount shall be placed in the CoOwners' Accounts.

(d) The credit balance in and the interest accrued on the CoOwners' Accounts belong to the relevant CoOwner.

(e) Any CoOwner may at any time withdraw the authority given to Westfield Limited under paragraph (b) or (c) to place money in that CoOwner's Account by notice in writing to Westfield Limited and may in like manner issue a new direction to the Manager as to the manner in which its proportion of the balances held in the Operating Trust Account and the interest accrued on the Capital Trust Account must be dealt with.

(f) Westfield Limited must provide to each of the CoOwners on a monthly basis a written statement of the sums credited to that CoOwner's Account under this clause.

4.8 Temporary Deficiencies

If at any time the Capital Trust Account or the Operating Trust Account contain insufficient funds for Westfield Limited to comply with a direction received from the Manager to comply with its obligations hereunder the CoOwners must, at the request of Westfield Limited advance the funds required for Westfield Limited to comply with a direction received from the Manager to comply with its obligations thereunder to the Capital Trust Account or the Operating Trust Account, as applicable.

4.9 Short Term Investments

Westfield Limited must place surplus credit balances or a proportion thereof held in the Operating Trust Accounts or the Capital Trust Account from time to time on short term investments on behalf of the CoOwners PROVIDED THAT:

(a) the investment is made in the form approved by the CoOwners in writing from time to time;

(b) the investment is made with a Bank or with another person approved by the CoOwners in writing from time to time; and

(c) the CoOwners' approvals given under sub-paragraphs (a) or (b) of this paragraph have not been withdrawn at the time the investment is made.

4.10 CoOwners' Directions

Any money withdrawn from the Centre Trust Account in accordance with the provisions of this agreement shall be deemed to have been withdrawn at the direction of the CoOwners for the purposes of the Act.

5. EMERGENCIES

5.1 Action to be Taken

Notwithstanding clauses 3.1 and 3.2, the Manager may in the case of an emergency affecting the Centre do and perform any act or thing which is reasonably necessary, proper or desirable to remedy the situation.

5.2 Cost Exceeding Specified Maximum

If the cost of doing or performing the act or thing referred to in clause 5.1 exceeds or is likely to exceed $50,000 (or such amount as may be nominated in writing by the Management Committee from time to time), the Manager must use its best endeavours in all the circumstances to contact:

(a) at least one member of the Management Committee representing AMP and obtain that representative's approval; or

(b) if the above representatives cannot be contacted prior to further damage occurring, the Manager may take such temporary action to abate or prevent damage as is reasonable in the circumstances.

5.3 Report

Written details of a decision made and implemented by the Manager under this clause must be provided to the members of the Management Committee as soon as practicably possible thereafter and in any event no later than the next Management Committee meeting.

6. NAMING RIGHTS

[Note: applicable only where a member of the Westfield Group is Manager. Westfield is not entitled to any naming rights otherwise. Naming rights in relation to all AMP managed Centres will be retained by the relevant AMP company.]

For so long as a member of the Westfield Trust Group is the Manager of the Centre, the Centre will be named Westfield Shoppingtown #. If a member of the Westfield Trust Group ceases to be the Manager the CoOwners may not retain or use any name which includes the words "Westfield", "Westfield Shoppingtown" or "Shoppingtown".

7. LICENCES

The Manager must apply for, obtain and thereafter maintain all licences consents and authorities required to carry on the business of an estate agent and to comply with its obligations under this agreement under the Act during the currency of this agreement.

8. There is no clause 8

9. REPORTS, BUDGETS AND RECORDS

9.1 Manager's Monthly Reports

The Manager must deliver the following statements to the members of the Management Committee within 25 days after the end of each calendar month (or within 25 days after the end of such other period as may be agreed between the parties) ("period") and in any event at least 2 Business Days before any scheduled Management Committee meeting at which the statements will be considered:

(a) an itemised statement of Gross Income for the period;

(b) an itemised statement of Operating Expenses for the period;

(c) a list of debtors, ageing such debtors as at the end of the period and specifying the source of the debt;

(d) a bank reconciliation statement for the period of any account opened by the Manager solely for the purposes of this agreement (including the Operating Trust Account);

(e) a statement of Net Income for the period;

(f) a statement of variations between the Operating Budget and the Net Income for the period and appropriate explanations of any variances;

(g) an itemised statement of capital expenditure for the period;

(h) a statement of variations between the Capital Budget and capital expenditure for the period and appropriate explanations of variances;

(i) a statement of vacancies in the Centre at the end of the period showing the rental value of the premises and the status of any negotiations with potential occupants;

(j) details of rent reviews negotiated during the period;

(k) a statement of turnover figures or audited turnover figures to the extent that Occupants are required to deliver audited figures achieved by each Occupant during the period and during the current [Calendar Year/Financial Year] to date including comparisons with the same period in the previous [Calendar Year/Financial Year] and appropriate itemisation and analysis of the turnover figures including occupancy cost percentages;

(l) a statement containing full details of any emergency occurring during the period, including details of the action taken by the Manager under clause 5 and an itemised schedule of costs incurred by the Manager in respect of the emergency;

(m) any event of an extraordinary nature in relation to the Centre which occurred during the period or which is likely to occur in subsequent months including, without limitation, any event involving a risk insured by the CoOwners, the Manager, an Occupant, Contractor or Consultant;

(n) a statement of anticipated capital expenditure and Operating Expenses which do not form part of the Capital Budget or the Operating Budget (as applicable) together with such information regarding the expense to enable the Management Committee to make a decision as to whether the expense should be incurred and, if so, what amount should be spent;

(o) a list of Occupants or Contractors which to the Manager's knowledge are in material default of their obligations under their respective Leases, Licences, contracts or arrangements, showing the nature of the default, the steps taken by the Manager to enforce each Lease, Licence, contract or arrangement and the status of each matter;

(p) a list of all legal proceedings pending, current or contemplated in relation to the Centre, whether undertaken by the Manager on behalf of the CoOwners under clause 3.2(a)(iv) or by any person against the CoOwners or the Manager showing the status of each matter and the recommendations of the Manager for resolution of the dispute;[and]

(q) such other information which must be disclosed to the Management Committee by the Manager in the proper performance of its obligations under this agreement as any member of the Management Committee may request; and

(r) **[In relation to Westfield managed centres only]** a statement of advances required for the following period to top up deficiencies in the Capital Trust Account of the Operating Trust Account under clause 4.8.

9.2 The Manager must deliver to the members of the Management Committee within 25 days after the end of each quarter ending March, June, September and December quarterly forecasts of Gross Income, Operating Expenses, Net Income to the end of the then current [Calendar/Financial Year].

9.3 Business Plan and Budgets

The Manager must not less than 30 days prior to the beginning of each [Calendar Year/Financial Yea (or, in the case of the [Calendar Year/Financial Year] commencing on the date of this agreement, that date being not less than 30 days after the date of this agreement) deliver to the members of the Management Committee for its consideration and approval in accordance with clause 10.7 a Business Plan together with:

(1) an Operating Budget for that [Calendar Year/Financial Year] (including details of anticipated Gross Income and Operating Expenses for each six month period);

(2) a Capital Budget for that [Calendar Year/Financial Year] (including details of anticipated capital receipts and recommended capital expenditure for each month); and

each subdivided into such categories as the Management Committee may require together with a report containing recommendations for the subsequent [Calendar Year/Financial Year] in relation to:

(i) insurance for the Centre and any claims which may be made or paid;

(ii) vacancies in the Centre and the Leases and Licences due to expire;

(iii) the Leases and Licences which will be the subject of a rent or fee review or the exercise of an option together with the rent or fee proposed under those Leases and Licences;

(iv) any projected variations in the occupancy mix;

(v) projected turnover figures for each Occupant who is expected to pay turnover rent during that [Calendar Year/Financial Year] together with any other details which may impact on the Gross Income to be received from Occupants;

(vi) the gross costs of employing the Centre Employees divided into the following categories:

(1) wages;
(2) wages' overheads; and
(3) staff recruitment costs.

(vii) the gross costs of employing or engaging the Contractors and retaining or instructing the Consultants;

(viii) details of any pending, threatened or likely legal proceedings against the CoOwners or the Manager or in any way likely to affect the Centre or any of the Occupants or Contractors;

(ix) a detailed marketing and promotions presentation; and

(x) any other matters which must be disclosed to the Management Committee by the Manager in the proper performance of its obligations under this agreement requested by any member of the Management Committee,

and an oral report and recommendations in relation to the projected market conditions and trends likely to affect the Centre. At the same time as the Manager delivers the Business Plan, Operating Budget and Capital Budget to the members of the Management Committee the Manager will also provide a forecast of Gross Income and Operating Expenses for the six month period after the expiration of the relevant [Calendar Year/Financial Year].

9.4 Financial Statements

(a) The Manager must procure proper and sufficient financial accounts (including the appropriate ledgers and journals) and supporting documents (including invoices and receipts) to be maintained for the Centre to enable the financial statements referred to in paragraph (b) to be properly and efficiently prepared and must keep such financial accounts and supporting documents for at least 7 years.

(b) The Manager must within 60 days after the expiration of the first 6 months of each [Calendar Year/Financial Year] and within 60 days after the expiration of each [Calendar Year/Financial Year], deliver to the members of the Management Committee audited financial statements for the Centre (including, without limitation, a profit and loss statement, a balance sheet and a reconciliation for any account operated by the Manager solely for the purposes of this agreement, including the Operating Trust Account) for such 6 month period and [Calendar Year/Financial Year] respectively at the CoOwners' expense.

9.5 Records

(a) The Manager must maintain proper and sufficient management accounts and records for the Centre to enable the Manager to efficiently, properly and professionally perform its obligations under this agreement and to enable any member of the Management Committee to quickly and easily obtain any information concerning the Centre required by that member and must keep such management accounts and records for at least 7 years.

(b) Without limiting paragraph (a), the Manager must keep:

(i) a register of Occupants containing all relevant information in relation to each Occupant including, without limitation

(1) names and business names;
(2) location of premises;
(3) area of premises;
(4) nature of occupancy;
(5) status of the document recording nature of occupancy;
(6) commencement date;
(7) term;
(8) options;
(9) current rent or fee;
(10) turnover rent or fee; and
(11) outgoings liability;

(ii) a record of all contracts or arrangements made with Contractors or Consultants containing details of the essential terms of such contracts or arrangements;

(iii) a register showing depreciable plant and equipment showing the cost, date of acquisition, and the current written down value of each item;

(iv) the accounts required under the Act and any other applicable laws; and

(v) a record of all insurance claims pending, current or contemplated in respect of any insured risk incurred as a consequence of the ownership, use, operation or occupation of the Centre made by the Manager on behalf of the CoOwners under clause 3.2(a)(vi) showing the status of each claim.

9.6 Production of Records and Information

(a) The Manager must:

(i) if requested by any member of the Management Committee, produce such books of account, records or information in relation to the Centre or this agreement to that member or that member's authorised representative as that member may require and take or permit that member or that member's representative to take photocopies of the books of account, records or information at the reasonable expense of the Manager; and

(ii) if requested by any member of the Management Committee, permit that member or that member's representative to carry out an independent audit or inspection of its books of account and records for the Centre or under this agreement at that member's cost, (unless the audit reveals any matters materially inconsistent with compliance by the Manager with its obligations under this agreement or at law, in which case the costs of the independent audit must be paid by the Manager).

(b) The Manager must from time to time provide information and recommendations to the members of the Management Committee as to -

(i) market conditions and trends affecting the Centre (which may be given in an oral presentation);

(ii) complaints, notices and correspondence received and the steps taken to resolve them;

(iii) changes or proposed changes to legal requirements affecting the Centre (including, without limitation, revaluations carried out by any responsible authority);

(iv) any proposed or recommended amendments to the standard form documents for the Centre, the rules for the Centre or the memorandum or articles of association of any promotions committee, merchants association or similar body;

(v) any improvements which may be made to the Centre, this agreement, the procedures employed by the Manager for carrying out its obligations under is agreement, the Operating Budget, the Capital Budget or any other matter to improve the economical operation and efficiency of the Centre;

(vi) the occupancy mix within the Centre;

(vii) alterations to the terms of any insurance policy held by or on behalf of the CoOwners for the Centre; and

(viii) any other matters which must be disclosed to the Management Committee by the Manager in the proper performance of its obligations under this agreement which may be requested by a member of the Management Committee.

10. OWNER'S OBLIGATIONS

10.1 Payment of the Manager's Fee

(a) In consideration of and subject to the Manager's performance of its obligations under this agreement, the CoOwners will pay to the Manager the Manager's Fee calculated and paid by equal monthly instalments in arrears.

(b) The Manager's Fee is an amount equal to

A. a management fee of 5% of the Gross Income for each [Calendar Year/Financial Year] (or an amount calculated pro rata for any lesser period); and

B. a management fee equal to that percentage payable under clause 10.1(b)A on "rent free periods" as if rent was paid at the leased rental rate for the whole of the leased term..

(c) The Manager may on or after the day on which the Manager despatches to the members of the Management Committee the last of the reports, budgets and records required under clause 9 in respect of such month withdraw from the Operating Trust Account and pay the monthly instalment of the Manager's Fee.

10.2 Adjustment of the Manager's Fee

(a) The Manager's Fee will be adjusted:

(i) on an interim basis as soon as practicable after the audited financial statements are available for the first 6 months of each [Calendar Year/Financial Year]; and

(ii) on a final basis as soon as practicable after the audited financial statements are available for each [Calendar Year/Financial Year].

(b) If an adjustment indicates a shortfall in the Manager's Fee, the Manager may debit the Operating Trust Account and pay an amount equivalent to the shortfall.

(c) If an adjustment indicates an excess payment of the Manager's Fee has been made, the Manager must within 7 days of the adjustment being made deposit an amount equivalent to the excess in the CoOwners' Accounts.

10.3 Centre Manager's Office

The area used as a Centre Manager's Office at the date of this agreement or such other area as the Management Committee from time to time agree will be the Centre Manager's Office to be used by the Manager, the Property Manager and the Centre Manager for the purposes of complying with this agreement.

10.4 No Reimbursements

The CoOwners are not obliged to make any payment to the Manager (whether by way of reimbursement or otherwise) except:

(a) the Manager's Fee referred to in clause 10.1;

(b) any other payment or fee previously approved in writing by the Management Committee; or

(c) any other amount properly payable by the CoOwners under this agreement.

10.5 Standard Form Documents

(a) The Management Committee will be responsible for reviewing and approving from time to time the standard form documents to be used by the Manager for the Centre.

(b) The Management Committee must not amend the standard form documents for the Centre without first notifying the Manager and giving favourable consideration to any recommendations made by the Manager in relation to the contents of the standard form documents.

(c) The standard form Lease, Licence and other documents used for the Centre at the date of this agreement must be used by the Manager for the purposes of complying with its obligations under this agreement until the Management Committee otherwise informs the Manager in writing.

10.6 Procedure for Execution of Documents

(a) The Manager must submit Leases, Licences and other documents to be executed by the CoOwners in relation to the Centre executed by the Occupant or other contracting party in the appropriate number of parts to the CoOwners for execution. The CoOwners must execute and return the documents to the Manager within 5 Business Days from their receipt from the Manager.

(b) All documents submitted to the CoOwners for execution under this clause must:

(i) have been carefully checked by the Manager;

(ii) be either:

(1) entirely consistent with the standard form document currently in use under this agreement for the Centre;

(2) consistent with the standard form document in every material respect; or

(3) inconsistent with the standard form document in the material respects previously made known to and approved by the Management Committee under this agreement;

and, accordingly, be appropriate for execution by the CoOwners.

(d) The Manager must stamp the documents with the appropriate amount of stamp duty at the Occupant's or the appropriate contractor's expense, lodge the documents for registration where required under law or where desirable to do so, and forward one part of the executed, stamped (and, where applicable, registered) document to the Occupant or the other contracting party and retain the CoOwners' part in safe-keeping on behalf of the CoOwners.

10.7 Approval of Business Plan/Budgets

Subject to clause 2.11, the Management Committee will give reasonable and bona fide consideration to the Business Plan, Operating Budget and the Capital Budget submitted by the Manager in conformity with the requirements of this agreement. The Management Committee must raise any objections to the Business Plan, Operating Budget and the Capital Budget with the Manager. A CoOwner may refer any Business Plan, Operating Budget and/or Capital Budget approved by the Management Committee for review and approval by the CoOwners Committee provided that where no such referral has been made within seven (7) days of the Management

Committee's approval of same, the Business Plan, Operating Budget and/or Capital Budget (as applicable) shall be deemed approved by the CoOwners.

11. INSURANCE

11.1 Manager to Effect Insurance

The Manager must, throughout the term of its appointment, cause the Centre and such other risks (including public liability and loss of rent) as are nominated by the Management Committee from time to time or required by law to be insured, to be insured and kept insured in the manner and with the insurers prescribed by the Management Committee from time to time.

11.2 Recommendations

In determining the types and amounts of insurance cover required from time to time and the insurers with whom such cover will be effected, the Management Committee will consider the recommendations of the Manager and of any insurance broker or adviser engaged or retained by the Manager for the Centre.

11.3 Quotations

In complying with this clause, the Manager at the request of the CoOwners will give any insurer of which the Manager is previously notified by the CoOwners an opportunity to submit a quotation of insurance cover available and premiums payable for the insurance under this clause.

11.4 Master Policy

Insurances under this clause may be effected under a master group policy effected by the Manager or a member of the Westfield Trust Group/AMP Group.

11.5 Manager Not to Void Insurance

(a) The Manager and the Centre Manager must not without the written consent of the Management Committee prejudice any insurance for the Centre or bring or keep any thing or do anything in, or to the Centre which may increase the premium payable by the CoOwners under any policy of insurance concerning the Centre. If by reason of a default under this paragraph, any premium is increased, the Manager must pay the increased premium to the CoOwners on demand PROVIDED THAT the Manager shall not be liable for any prejudice to insurance occasioned by action taken by the Manager in good faith and consistently with its obligations in this agreement.

(b) The Manager must at all times (on its own account or on behalf of the CoOwners), comply with the requirements of all competent authorities and all applicable laws to preserve the validity of any policy of insurance or any claim made under a policy of insurance effected for the Centre.

12. TERMINATION

12.1 Events of Default

If:

(a) the Manager fails to maintain the licences required under clause 7.1;

(b) a distress or execution for an amount exceeding $250,000 is levied upon or enforced against the Manager or [Westfield] and the distress or execution is not withdrawn or satisfied within 30 days (provided that if a distress or execution is stayed by Court order, the period of such stay will be disregarded);

(c) the Manager ceases or threatens to cease to carry on the business of professional retail shopping centre management;

(d) the Manager or [Westfield] stops payment to its creditors;

(e) except to reconstruct or amalgamate while solvent on terms approved by the CoOwners (such consent not to be unreasonably withheld), the Manager or [Westfield] enters into, or resolves to enter into, a scheme of arrangement or composition with, or an assignment for the benefit of, all of its creditors generally or any class thereof, or it proposes a reorganisation, moratorium or other administration involving any of them;

(f) an inspector is appointed under the Law to investigate the affairs of the Manager or [Westfield] or a mortgagee goes into possession of the whole or any part of the property or the Manager or [Westfield] is placed in liquidation or administration or a deed of company arrangement is entered into in respect of either of the Manager or [Westfield];

(g) the Manager or [Westfield] fails to perform any obligation under this agreement, and the Manager or [Westfield], as applicable, fails to remedy the Event of Default within 21 days from receipt of written notice thereof signed by any member of the Management Committee;

the CoOwners may terminate the Manager's appointment under this agreement at any time by further written notice signed by at least one member of the Management Committee.

12.2 Termination for Breach of an Obligation

Without prejudice to the CoOwners' other rights and remedies, the Manager's appointment may not be terminated in reliance upon:

(a) clause 12.1(g) unless the failure to perform the obligation amounts to a material breach of this agreement and the material breach has caused or is likely to cause a material loss to the CoOwners;

(b) clause 12.1(a) unless the Management Committee first gives reasonable consideration to any application by the Manager for an extension of time and to any other representations which the Manager may reasonably wish to make.

12.3 Effect of Termination

Termination of the Manager's appointment under this agreement or [Westfield] duties under this agreement or at law will not prejudice any right of action or remedy which the CoOwners has or but for the termination might have had against the Manager or [Westfield] for breach of this agreement.

12.4 Manager's Obligations on Termination

Upon termination of its appointment the Manager must immediately:

(a) surrender and deliver to the CoOwners any space in the Centre occupied by the Manager or the Centre Manager;

(b) pay to the CoOwners all money due to the CoOwners under this agreement, including any money received or to be received after termination;

(c) deliver to the CoOwners all contracts, documents, papers, Leases, Licences, keys, access cards, books of account, invoices, receipts, files and records in relation to this agreement or to the Centre and any property owned, leased or otherwise held by or on behalf of the CoOwners or third parties; and

(d) thereafter for as long as the CoOwners may require, provide all information and take all action to effect an orderly and systematic termination of the Manager's appointment and the appointment of a substitute manager under this agreement.

12.5 Power of Attorney

(a) The Manager for itself and its successors, transferees and assigns irrevocably appoints the members of the Management Committee jointly and each of them severally to be its attorney to execute any document or do any act in its name and as its act and deed if an event of default occurs concerning the Manager and it fails to remedy the default within 21 days from receipt of written notice under clause 12.1, for the purpose of giving full effect to the rights and remedies of the CoOwners under this agreement and at law.

(b) The acts lawfully done by the attorney under this appointment are by this agreement ratified and confirmed by the Manager.

12.6 Right to Perform

Without prejudice to any other right or remedy available to the CoOwners if the Manager or [Westfield] fails to perform an obligation under this agreement within 21 days after receipt of written notice signed by a member of the Management Committee, the Management Committee, or any member of the Management Committee may perform the obligation or cause the obligation to be performed and deduct the reasonable costs incurred in doing so from the Manager's Fee each month until the reasonable costs have been fully reimbursed or, in the case of [Westfield], recover the reasonable costs incurred as a debt due.

13. GENERAL MATTERS

13.1 Notices

(a) If any notice or other communication is required or permitted to be given under this agreement, the notice or communication must be in writing and:

(i) personally delivered;

(ii) sent by security mail (in which case it is deemed to be received 3 days after the date of posting);

(iii) transmitted by facsimile (in which case it is deemed to be received upon production of a transmission report by the machine from which the facsimile was sent in its entirety to the facsimile number of the recipient specified in this clause, if produced during normal business hours, but otherwise upon the next Business Day following such production).

(b) Notices must be addressed to the parties as follows:

(i) If to AMP -

Level #, # Street
Sydney NSW 2000
Tel: #
Fax:#

(ii) If to the Manager -

[insert details]

(iii) If to WML -

The Company Secretary
Westfield Management Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2010
Tel: (02) 9358 7000
Fax: (02) 9358 7077

(iv) If to Westfield-

Tel: #
Fax:#

(v) If to any member of the Management Committee, to the address of that member notified in writing to the Manager from time to time.

(c) Any person referred to in paragraph (b) may at any time and from time to time change its address for notice purposes by giving written notice to the other persons specifying its change of address and a notice given under this clause will be effective 3 days after dispatch to the other persons.

(d) Any person who accedes to this agreement after the date of this agreement must nominate an address for service for the purposes of this clause.

13.2 Dealings Within the Westfield Trust Group/AMP Group

The Manager must act in the utmost good faith in performing its obligations under this agreement and in its dealings with the CoOwners including, without limitation:

(a) obtaining the approval of the Management Committee (such approval not to be unreasonably withheld) of any contract or arrangement involving expenditure of more than $20,000 in which, to its knowledge it or any member of the [Westfield Trust Group/AMP Group] or any director or officer of it or any such member or any family member of any such director or officer is interested directly or indirectly (including as an object or beneficiary of a trust); and

(b) ensuring that any contract or arrangement falling under paragraph (a) is on terms which are not less favourable to the CoOwners or any of them as the contract or arrangement would have been if made with an unrelated third party at arm's length.

13.3 Governing Law

(a) This agreement is governed by the law in force in#.

(b) The parties irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of # and courts of appeal from them. The parties waive any rights they may have to object to an action being brought in those courts or to claim that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

13.4 Assignments, Transfers and Subcontracts
[Note: for Westfield managed centres]

13.4.1 The Manager shall be entitled to assign and novate all or any of its obligations, powers or rights under this agreement to a wholly owned subsidiary of Westfield where Westfield provides a guarantee in respect of the performance by such assignee of its obligations hereunder and such subsidiary and Westfield enter into an agreement with the CoOwners in such form as is required by the CoOwners (acting reasonably) whereby the subsidiary accedes to and becomes bound by the obligations of the Manager under this agreement and the Guarantee is confirmed.

[Note: Instead of providing a guarantee in respect of the performance of the assignee, Westfield Holdings Limited may elect to provide a Deed Poll similar to the Deed Poll contained in the Second Schedule]

[Note: for AMP managed centres]

13.4.1 The Manager shall be entitled to assign or sub contract all or any of its obligations ("the Delegated Obligations") under this agreement to a wholly owned subsidiary of AMP Limited ("AMP Services Provider") provided that:

a. the Manager remains liable to the CoOwners for the performance by AMP Services Provider of the Delegated Obligations;

b. if required by the CoOwners acting reasonably, the Manager will cause AMP Services Provider to enter into an agreement with the CoOwners in such form as is required by the CoOwners (acting reasonably) whereby AMP Services Provider accedes to and becomes bound by the obligations of the Manager under this agreement; and

c. The CoOwners will only be obliged to pay the relevant fee in respect of the provision of the Delegated Obligation once, to the Manager or to the AMP Services Provider.

13.4.2 Subject to clause 2.2, if the CoOwners or any one of them sell transfer or otherwise dispose of any part or all of their Estate or their Property Interest and this agreement has not been terminated then the CoOwners or the relevant CoOwner as the case may be must procure that the proposed recipient of the Property Interest executes an agreement with the other parties to this agreement which other parties agree to execute such agreement, in such form as is reasonably necessary whereby the proposed recipient of the Property Interest accedes to and becomes bound by the obligations of the CoOwners or the relevant CoOwner as the case may be and becomes entitled to the rights of the CoOwners or the relevant CoOwner as the case may be under this agreement and the Manager and Westfield remain entitled to the rights and are bound by their respective obligations under this agreement and the CoOwners or relevant CoOwner are released from all further obligations arising under this agreement from and after the effective date that such person ceased to be a CoOwner.

13.5 Waiver and Variation

A provision or a right created under this agreement may not be:

(a) waived except in writing signed on behalf of the party granting the waiver; or

(b) varied except in writing signed by the parties.

14. MANAGER'S INDEMNITY AND WARRANTY

14.1 Indemnity

The Manager indemnifies the CoOwners and must keep them indemnified against all actions, suits, proceedings, claims, demands, costs, losses, damage, expenses and payments which may be made against or incurred or suffered by the CoOwners by reason of:

(a) the fact that the Manager does not hold the licences referred to in clause 7 on the date of this agreement or subsequently;

(b) any default by the Manager under this agreement; or

(c) any negligence on the part of the Manager.

14.2 Warranties

The Manager represents and warrants that:

(a) its principal business is the professional management of retail shopping centres;

(b) it has the necessary expertise, experience and facilities to properly and efficiently carry out its obligations under this agreement; and

(c) it will carry out its obligations under this agreement in a manner consistent with a high class, major regional shopping centre.

15. GUARANTEE

[Not applicable in case of AMP managed Centres. In the case of Westfield managed centres the Manager must either:

(a) provide a Westfield Holdings Limited guarantee or
(b) provide a Deed Poll Westfield Holdings Limited similar to the Deed Poll contained in the Second Schedule and a condition precedent similar to clause 20 of this agreement in which case clause 15 and all references to "Westfield" as a guarantor (e.g. throughout clauses 12 and 13.4.1), will be deleted]

15.1 The CoOwners have at the request of Westfield and in reliance upon the agreement of Westfield to give the guarantee hereinafter contained (as testified by the execution by Westfield hereof) agreed to the appointment of the Manager as the Manager of the Centre and in consideration thereof and as separate severable covenants, guarantees or indemnities:

(a) Westfield unconditionally and irrevocably guarantees the due and punctual payment by the Manager at the times and in the manner set forth in this agreement or as and when the same shall become due and payable of all moneys now payable or which may hereafter at any time become payable by the Manager under or pursuant to this agreement (hereinafter called "the moneys hereby secured") to the intent that Westfield will from time to time pay such moneys, interest and other moneys (whether or not demand therefor shall be made) whenever and so often as the Manager shall fail to pay the same or any part or parts thereof at the time or times when such moneys shall be or become payable in accordance with the provisions of this agreement.

(b) Westfield unconditionally and irrevocably guarantees the observance and performance by the Manager of the covenants obligations and conditions in this agreement expressed or

implied and by the Manager to be performed or observed and will upon demand pay to the CoOwners the amount of any losses damages costs charges or expenses of whatsoever kind which the CoOwners may suffer or incur by reason of the non-performance or non-observance of such covenants obligations or conditions or any of them or any Insolvency Event in respect of the Manager and will otherwise at all times indemnify the CoOwners and keep it indemnified against all or any such losses damages costs charges or expenses.

(c) The liability of Westfield under this agreement shall not be determined abrogated prejudiced or affected in any way:

(i) By the giving of time credit or any forbearance indulgence consideration or other concession to the Manager by the CoOwners or by any compounding compromise release abandonment waiver variation relinquishment or renewal of any rights of the CoOwners against the Manager or by any neglect or omission to enforce any such rights;

(ii) By anything done or omitted or neglected to be done by the CoOwners in exercise or the rights powers or discretions vested in the CoOwners by this agreement or by any other dealing or thing which but for this provision might operate to determine abrogate prejudice or affect this guarantee;

(iii) By reason of any security at any time held or taken by the CoOwners from the Manager being void inoperable unenforceable defective or informal.

(d) That the guarantee herein contained shall be a continuing guarantee and accordingly shall be irrevocable and shall remain in force until the whole of the moneys hereby secured shall have been paid in full or satisfied.

(e) That all moneys from time to time received by the CoOwners in payment of the moneys hereby secured from or on account of the Manager from the realisation of any security capable of being applied in the reduction of the moneys hereby secured shall be regarded and taken and applied as payments in gross without any right on the part of Westfield or the Manager in respect of the money so received in reduction of the moneys hereby secured to stand in place of the CoOwners in respect of or to claim the benefit of any money so received as against the Manager or Westfield until the whole of the moneys hereby secured has or have been paid or satisfied and Westfield hereby authorises the CoOwners to prove for all moneys paid by Westfield and not repaid to it by the Manager and to retain and carry to a suspense account and at the discretion of the CoOwners appropriate amounts received in respect thereof until the CoOwners shall have received payment of an amount equal to the moneys hereby secured and Westfield hereby waives in favour of the CoOwners all rights whatsoever against the CoOwners and the Manager and any other person estate and assets so far as necessary to give effect to anything in this clause contained.

(f) That this guarantee is and is intended to be a principal obligation which shall be absolute and unconditional in all circumstances and shall not be treated as ancillary or collateral to or with any other obligation howsoever created or arising and in particular shall be independent of and in no way affected by any other security which the CoOwners now hold contemporaneously herewith or may obtain or hold for any indebtedness or liability (whether present or future direct or contingent matured or unmatured joint or several) of

the Manager to the intent that this guarantee shall be enforceable (unless the same shall have been satisfied according to the terms hereof) notwithstanding that any other obligation whatsoever arising under any other security shall be in whole or in part unenforceable whether by reason of any statute or for any other reason whatsoever.

15.2 Westfield acknowledges that Westfield has examined this agreement and that Westfield has entered into the covenants herein contained with full knowledge of the rights powers and benefits of the CoOwners and of the covenants and obligations of the Manager contained in this agreement.

15.3 The guarantees indemnities and covenants given by Westfield under this agreement shall be deemed to be given by Westfield on behalf of itself its respective successors executors or administrators and assigns and shall be deemed to have been given for the benefit of the CoOwners and their successors and assigns.

15.4 For purposes of this guarantee and indemnity "the Manager" includes any member of the Westfield Trust Group to whom the benefit of this agreement has been assigned.

16. There is no clause 16

17. LIMITATION ON LIABILITY – WESTFIELD MANAGEMENT LIMITED

[Note: Limitation clauses should be consistent with Implementation Agreement. In this context there is no custodian.]

17.1 The Responsible Entity shall (and shall be entitled to) perform the Obligations.

17.2 All provisions of this agreement will have effect and be applied subject to this clause. For the purpose of this clause:

(i) **Obligations** means all obligations and liabilities of whatsoever kind, undertaken or incurred by, or devolving upon the Responsible Entity under or in respect of this agreement or any deed, agreement or other instrument collateral herewith or given or entered into pursuant hereto whether express or implied by statute or other legal requirements or arising otherwise howsoever;

(iii) **Responsible Entity** means Westfield Management Limited (ACN 001 670 579) or such other party as is the responsible entity for the time being of the AMP Shopping Centre Trust as the term "responsible entity" is defined in the Law;

17.3 Limitation of Liability

17.3.1 The Responsible Entity enters into this agreement only in its capacity as Responsible Entity of the AMP Shopping Centre Trust.

17.3.2 A liability arising under or in connection with this agreement is limited to and can be enforced against the Responsible Entity only to the extent to which it can be satisfied out of property of the AMP Shopping Centre Trust out of which the Responsible Entity is actually

indemnified for the liability. This limitation of liability applies despite any other provision of this agreement and extends to all Obligations of the Responsible Entity in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this agreement.

17.3.3 Where the Responsible Entity enters into this agreement in its capacity as Responsible Entity, the parties other than the Responsible Entity may not sue the Responsible Entity in any capacity other than as Responsible Entity of the AMP Shopping Centre Trust, including seeking the appointment of a receiver (except in relation to property of the AMP Shopping Centre Trust), a liquidator, an administrator or any similar person to the Responsible Entity or prove in any liquidation, administration or arrangement of or affecting the Responsible Entity (except in relation to property of the AMP Shopping Centre Trust).

17.3.4 The provisions of this clause 17.3.1 to 17.3.3 shall not apply to any Obligation of the Responsible Entity to the extent that it is not satisfied because, under the Constitution or by operation of law, there is a reduction in the extent of the Responsible Entity's indemnification out of the assets of the AMP Shopping Centre Trust, as a result of the Responsible Entity's fraud, negligence or breach of trust.

18. LIMITATION ON LIABILITY – AMP

[Applicable in relation to Management Agreements for the Macquarie Centre and Pacific Fair.]

18.1 Capacity

The [AMP Company CoOwner] enters into this agreement solely in its capacity as trustee of the [ ].

18.2 Limitation

Any liability of the [ ]Trustee arising in connection with this agreement is limited to the extent that the [ ] Trustee is able to be indemnified for that liability out of the assets of the [ ] under the [ ] Constitution.

Each other party acknowledges and agrees that it may enforce its rights against the [ ] Trustee with respect to the non-observance of the [ ] Trustee's obligations under this agreement only to the extent necessary to enforce the other party's rights, powers and remedies against the [ ] Trustee in respect of the assets of the [ ] Trust by subrogation or otherwise.

18.3 Exception

However, despite anything in clause 18.2, the [ ] Trustee is liable to the extent that a liability under this agreement arises out of the [ ] Trustee's own fraud, negligence, breach of trust or breach of duty which disentitles it from an indemnity out of the assets of the [ ] Trust in relation to the relevant liability.

19. GST

19.1 If GST is imposed or levied in respect of any Supply made under or in accordance with this agreement then despite any other provision of this agreement the Consideration in respect of that Supply shall be increased by the GST Amount and the party making such Supply shall provide such invoices to the recipient of the Supply as are required pursuant to the GST Legislation.

19.2 In the above sub-clause:

"**Consideration**" means any amount or consideration payable or to be provided pursuant to any provision of this agreement other than this clause.

"**GST**" means any form of goods and services tax or similar value added tax.

"**GST Amount**" means the Consideration multiplied by the Rate to the extent the Consideration is not in relation to a GST free or input-taxed supply (as defined in the GST Legislation).

"**GST Legislation**" means A New Tax System (Goods and Services Tax) Act 1999 and any other legislation which imposes, levies, implements or varies a GST.

"**Rate**" means the rate at which GST Legislation from time to time imposes or levies GST on the relevant supply under this agreement.

"**Supply**" means supply as defined under GST Legislation.

19.3 If under another provision of this agreement, a party (the "Supplier") is entitled to be reimbursed by another party to this agreement (the "Recipient") for an amount paid by the Supplier to a third party, the amount to be reimbursed shall be the amount paid by the Supplier less the amount of an input tax credit (as defined in the GST Legislation) to which the Supplier, or the representative member of the group of which the Supplier is a member, is entitled in respect of an acquisition from the third party.

20. CONDITION PRECEDENT - DEED POLL

[For AMP managed centres and if, Westfield Holdings Limited does not provide a guarantee under clause 15, a reciprocal clause for Westfield managed centres]

This agreement will be of no force and effect unless and until the Manager procures AMP Limited to execute a Deed Poll in the form contained in the Second Schedule in respect of the Centre.

FIRST SCHEDULE

THE ESTATE

The land known as being: **[here insert title details]**

SECOND SCHEDULE

DEED POLL

THIS DEED POLL is entered the day of 2003

WHEREAS:

A. AMP Limited ("AMP") has at the request of the Co-owners entered into Management Agreement/s relating to the following shopping centre/s **[here describe relevant shopping centres]** with AMP Henderson Global Investors Limited ("the Manager").

B The Co-owners have requested AMP and AMP has agreed to provide an undertaking with respect to the Shareholders Funds of the Manager upon the terms of this Deed.

NOW THIS DEED WITNESSETH:

1 AMP undertakes in favour of the Co-owners that for so long as the Manager is the Manager of the Centres (or any of them), the Shareholders Funds of the Manager shall be no less than adequate to ensure that the Manager is able to perform its obligations under the Management Agreement/s.

2. At the request of any Co-owner, AMP will provide such evidence in respect of the Shareholders Funds of the Manager as the Co-owner reasonably requires (including the Audited Statement of the Manager) to enable the Co-owner making the request to verify that AMP is in compliance with its obligations under this Deed.

3. For the purposes of this Deed:

(a) Terms used in this Deed have the meanings given to them in the Co-owners' Agreements save where the context otherwise requires.

(b) **Audited Statement of the Manager** means the most recently audited statement of financial position of the Manager prepared in accordance with the requirements of the Corporations Act 2001, and any other applicable laws and generally accepted accounting standards and principles in Australia

(c) **Shareholders Funds** means at any time ("Relevant Time") the amount by which the total assets of the Manager exceed its total liabilities as determined in accordance with generally accepted accounting standards and principles in Australia adopted for the purposes of the last Audited Statement of the Manager that were prepared prior to the Relevant Time.

EXECUTED as a Deed Poll

Signed sealed and delivered for and on behalf of **AMP Limited** by its Attorneys	
and	Signature
under a Power of Attorney dated	
and registered Book No. and the Attorneys declares that they have not received any notice of the revocation of such Power of Attorney:	Signature

EXECUTED by the parties as an agreement.

[INSERT EXECUTION CLAUSES]
[Note: Westfield entities will execute under Power of Attorney]

Signed as an agreement.

Executed by AMP Life Limited ACN 079 300 379 in the presence of:

Signature of Director

CRAIG WILLIAM DUNN

Name of Director in full

Signature of ~~Secretary~~/other Director

JOHN MICHAEL MCDONALD

Name of ~~Secretary~~/other Director in full

Signed for and on behalf of **Westfield Management Limited ACN 001 670 579** by its Attorney under a Power of Attorney dated 27 May 2003 and the Attorney declares that the Attorney has not received any notice of the revocation of such Power of Attorney, in the presence of:

____

Signature of Witness

SIMON JULIAN TUXEN
____

Name of Witness in full

____

Signature

Signed for and on behalf of **Westfield Management Limited as the responsible entity of the Westfield Trust ARSN 090 849 746** by its Attorney under a Power of Attorney dated 27 May 2003 and the Attorney declares that the Attorney has not received any notice of the revocation of such Power of Attorney, in the presence of:

____

Signature of Witness

SIMON JULIAN TUXEN
____

Name of Witness in full

____

Signature

CLAYTON UTZ

I certify this to be an exact copy of the original document

PRUE MILNE
28 MAY 2003

AMP Henderson Global Investors Limited ACN 001 777 591
Grantor

Accession (IA) Deed

CLAYTON UTZ
Lawyers
Levels 22-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
www.claytonutz.com
Tel + 61 2 9353 4000 Fax + 61 2 8220 6700
Our ref - 204/21725395 Contact - Michael Parshall

Sydney · Melbourne · Brisbane · Perth · Canberra · Darwin

Table of Contents

Deed Poll made at Sydney on 28 May 2003

By **AMP Henderson Global Investors Limited ACN 001 777 591, Level 22, 33 Alfred Street Sydney NSW 2000 ("Grantor")**

In favour of **Each Party to the Implementation Agreement**

Recitals

A. On or around 27 May 2003 the Implementation Agreement was executed.

B. Pursuant to clause 2.1, the Implementation Agreement is conditional upon certain persons executing and delivering an Accession (IA) Deed.

C. The Grantor wishes to execute and deliver this Accession (IA) Deed in order to become a Party.

This documents provides

1. Definitions and interpretation

1.1 Implementation Agreement

(a) Unless otherwise defined in this document and clause 1.2, capitalised terms used in this document have the meanings given to them in the Implementation Agreement.

(b) Clause 16 of the Implementation Agreement applies to this document as if set out in full.

1.2 Definitions

In this document:

"Accession (ID) Deed" has the meaning given to it in the Implementation Deed.

"**Implementation Agreement**" means the agreement between AMP Life, Westfield Management Limited as responsible entity of Westfield Trust, Westfield Management Limited and any other person who becomes a party under that Agreement dated on or around 27 May 2003.

"**Party**" has the meaning given to in the Implementation Deed.

2. Covenants by Grantor

Grantor:

(a) confirms that it has received a copy of the Implementation Agreement; and

(b) agrees that as and from the date that a duly executed copy of this Deed has been delivered to each of the Parties (other than the Grantor) it will be bound by all of the obligations of it as AMPH under the Implementation Agreement.

3. Notices

For the purposes of clause 16.1 of the Implementation Agreement the Grantor advises that all communications (including notices, consents, approvals, requests and demands) under or in connection with the Implementation Agreement must be addressed as follows (or as otherwise notified by Grantor to each other Party from time to time):

AMP Henderson Global Investors Limited

Name:	AMP Henderson Global Investors Limited
Address:	Level 22, 33 Alfred Street, SYDNEY NSW 2000
Fax:	(02) 9257 7178
For the attention of:	The Company Secretary

4. Warranties

The Grantor the represents and warrants to each Party the statements set out in clause 13 of the Implementation Agreement.

Executed as a deed poll.

Executed by **AMP Henderson Global Investors Limited ACN 001 777 591** by or in the presence of:

Signature of Director

JACK HOWARD RITCH

Name of Director in full

Signature ~~of Secretary~~/other Director

MERVYN LEONARD PEACOCK

Name ~~of Secretary/other~~ Director in full

CLAYTON UTZ

I certify this to be an exact
copy of the original document

PRUE MILNE
28 MAY 2003

AMP Pacific Fair Pty Limited ACN 103 734 890 as trustee for the AMP Pacific Fair Trust
Grantor

Accession (IA) Deed

CLAYTON UTZ
Lawyers
Levels 22-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
www.claytonutz.com
Tel + 61 2 9353 4000 Fax + 61 2 8220 6700
Our ref - 204/21725395 Contact - Michael Parshall

Sydney · Melbourne · Brisbane · Perth · Canberra · Darwin

Table of Contents

Deed Poll made at Sydney on 28 May 2003

By **AMP Pacific Fair Pty Limited ACN 103 734 890 as trustee for the AMP Pacific Fair Trust, Level 22, 33 Alfred Street Sydney NSW 2000 ("Grantor")**

In favour of **Each Party to the Implementation Agreement**

Recitals

A. On or around 27 May 2003 the Implementation Agreement was executed.

B. Pursuant to clause 2.1, the Implementation Agreement is conditional upon certain persons executing and delivering an Accession (IA) Deed.

C. The Grantor wishes to execute and deliver this Accession (IA) Deed in order to become a Party.

This documents provides

1. Definitions and interpretation

1.1 Implementation Agreement

(a) Unless otherwise defined in this document and clause 1.2, capitalised terms used in this document have the meanings given to them in the Implementation Agreement.

(b) Clause 16 of the Implementation Agreement applies to this document as if set out in full.

1.2 Definitions

In this document:

"Accession (ID) Deed" has the meaning given to it in the Implementation Deed.

"Implementation Agreement" means the agreement between AMP Life, Westfield Management Limited as responsible entity of Westfield Trust, Westfield Management Limited and any other person who becomes a party under that Agreement dated on or around 27 May 2003.

"**Party**" has the meaning given to in the Implementation Deed.

2. Covenants by Grantor

Grantor:

(a) confirms that it has received a copy of the Implementation Agreement; and

(b) agrees that as and from the date that a duly executed copy of this Deed has been delivered to each of the Parties (other than the Grantor) it will be bound by all of the obligations of it as a Co-Owner under the Implementation Agreement.

3. Notices

For the purposes of clause 16.1 of the Implementation Agreement the Grantor advises that all communications (including notices, consents, approvals, requests and demands) under or in connection with the Implementation Agreement must be addressed as follows (or as otherwise notified by Grantor to each other Party from time to time):

AMP Pacific Fair Pty Limited

Name:	AMP Pacific Fair Pty Limited
Address:	Level 22, 33 Alfred Street, SYDNEY NSW 2000
Fax:	(02) 9257 7178
For the attention of:	The Company Secretary

4. Warranties

The Grantor the represents and warrants to each Party the statements set out in clause 13 of the Implementation Agreement.

Executed as a deed poll.

Executed by **AMP Pacific Fair Pty Limited ACN 103 734 890** by or in the presence of:

Signature of Director	Signature of ~~Secretary~~/other Director
ANDREW BIRD	STEPHEN MARK COSTLEY
Name of Director in full	Name of ~~Secretary~~/other Director in full

SYDWORKDOCS\204\3264890.2SYDWORKDOCS\2823\3266460.1

CLAYTON UTZ

I certify this to be an exact copy of the original document

PRUE MILNE
28 May 2003

AMP Macquarie Pty Limited ACN 103 734 854 as trustee for the AMP Macquarie Trust
Grantor

Accession (IA) Deed

CLAYTON UTZ
Lawyers
Levels 22-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
www.claytonutz.com
Tel + 61 2 9353 4000 Fax + 61 2 8220 6700
Our ref - 204/21725395 Contact - Michael Parshall

Sydney · Melbourne · Brisbane · Perth · Canberra · Darwin

Table of Contents

Deed Poll made at Sydney on 28 May 2003

By **AMP Macquarie Pty Limited ACN 103 734 854 as trustee of the AMP Macquarie Trust, Level 22, 33 Alfred Street Sydney NSW 2000 ("Grantor")**

In favour of **Each Party to the Implementation Agreement**

Recitals

A. On or around 27 May 2003 the Implementation Agreement was executed.

B. Pursuant to clause 2.1, the Implementation Agreement is conditional upon certain persons executing and delivering an Accession (IA) Deed.

C. The Grantor wishes to execute and deliver this Accession (IA) Deed in order to become a Party.

This documents provides

1. Definitions and interpretation

1.1 Implementation Agreement

(a) Unless otherwise defined in this document and clause 1.2, capitalised terms used in this document have the meanings given to them in the Implementation Agreement.

(b) Clause 16 of the Implementation Agreement applies to this document as if set out in full.

1.2 Definitions

In this document:

"**Accession (ID) Deed**" has the meaning given to it in the Implementation Deed.

"**Implementation Agreement**" means the agreement between AMP Life, Westfield Management Limited as responsible entity of Westfield Trust, Westfield Management Limited and any other person who becomes a party under that Agreement dated on or around 27 May 2003.

"**Party**" has the meaning given to in the Implementation Deed.

2. Covenants by Grantor

Grantor:

(a) confirms that it has received a copy of the Implementation Agreement; and

(b) agrees that as and from the date that a duly executed copy of this Deed has been delivered to each of the Parties (other than the Grantor) it will be bound by all of the obligations of it as a Co-Owner under the Implementation Agreement.

3. Notices

For the purposes of clause 16.1 of the Implementation Agreement the Grantor advises that all communications (including notices, consents, approvals, requests and demands) under or in connection with the Implementation Agreement must be addressed as follows (or as otherwise notified by Grantor to each other Party from time to time):

AMP Macquarie Pty Limited

Name:	AMP Macquarie Pty Limited
Address:	Level 22, 33 Alfred Street, SYDNEY NSW 2000
Fax:	(02) 9257 7178
For the attention of:	The Company Secretary

4. Warranties

The Grantor the represents and warrants to each Party the statements set out in clause 13 of the Implementation Agreement.

Executed as a deed poll.

Executed by **AMP Macquarie Pty Limited ACN 103 734 854** by or in the presence of:

Signature of Director	Signature of ~~Secretary/~~other Director
ANDREW BIRD	STEPHEN MARK COSTLEY
Name of Director in full	Name of ~~Secretary/~~other Director in full

62

AMP

ASX Announcement

29 May 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 62/03

Notice of Change of Interests of Substantial Holder

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Prue Milne
Board Executive and Company Secretary
Corporate Policy and Secretariat
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
GPO Box 4134
Sydney NSW 2001 Australia
Telephone 02 9257 9909
Facsimile 02 9257 5498
Email prue_milne@amp.com.au

29 May 2003

The Company Secretary
AMP Henderson Global Investors Limited
33 Alfred Street
Sydney NSW 2000

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Notice of change of interests of substantial holder

We enclose a notice of change of interests of a substantial holder (Form 604) in relation to AMP Diversified Property Trust (ARSN 090 606 732) (***ADP***).

On 28 May 2003, Stockland Trust Management Limited (ACN 001 900 741) (***Stockland***) announced a takeover bid for ADP. The consideration is 1 Stockland Stapled Security plus $0.80 in cash for every 1.9 units in ADP. The Stockland takeover bid is unconditional.

Prior to this announcement Stockland and AMP Henderson Global Investors Limited (ACN 001 777 591) as responsible entity for ADP (***AMP Henderson***) entered into a Co-Operation Agreement dated 28 May 2003. As a consequence of this agreement, Stockland and AMP Henderson *technically* become "associates" under the Corporations Act giving rise to the requirement for AMP Limited to file the attached substantial holder notification. *However, nothing in the Co-Operation Agreement requires AMP Henderson, Stockland or any other party to:*

(a) exercise, or restrains or restricts any such party from exercising, the votes attaching to any ADP units they may hold from time to time; or

(b) dispose of, or restrains or restricts any such party from disposing of, any ADP units they may hold from time to time.

The Co-Operation Agreement is annexed to the enclosed Form 604.

Yours faithfully

Prue Milne

Form 604
Corporations Law
Section 671B
Notice of change of interests of substantial shareholder

To: Company name/Scheme AMP Diversified Property Trust

ACN/ARSN 090 606 732

1. Details of substantial holder

Name AMP Limited ACN 079 354 519
and its related bodies corporate (the ***Substantial Holders***)

There was a change in the interests of the substantial holder on 28/05/03
The previous notice was given to the company on 04/04/03
The previous notice was dated 04/04/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Units Fully Paid	60,417,047	11.54%	146,326,468	27.94%*

***Note: The voting power disclosed arises because of the provisions of the Corporations Act requiring substantial holders to disclose the voting power of their associates. As a consequence of entering into the agreement referred to in Annexure A and set out as Annexure B, AMP Henderson is deemed to be an associate of Stockland Trust Management Limited (as responsible entity of Stockland Trust) (*Stockland*).**

However, AMP Henderson does not have any power to exercise or control the exercise, of a right to vote attached to any of the ADP units which are deemed to be part of its voting power by virtue of the association with Stockland, nor does AMP Henderson have the power to dispose of, or control the exercise of a power to dispose of such units. If the effect of the association with Stockland was excluded the Substantial Holders have a voting power of 10.69% in respect of ADP as at the date of this notice.

AMP Life has entered into to an Option Agreement between AMP Life and Stockland under which AMP Life grants Stockland a call option to purchase ADP units (in an amount equal to 2.65% of all ADP Units on issue).

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Person's votes affected
8-Apr-2003 to 10-Apr-2003	AMP Life Limited	Share acquisition	$160,168.12	Ordinary 53,392	53,392
2-Apr-2003 to 9-May-2003		Share disposal	$4,087,016.64	Ordinary 1,380,476	1,380,476
3-Apr-2003 to 9-May-2003	Cogent Nominees Pty Limited	Share acquisition	$2,012,030.37	Ordinary 678,993	678,993
2-Apr-2003 to 11-Apr-2003		Share disposal	$12,105,364.50	Ordinary 4,089,571	4,089,571
10-Apr-2003 to 23-Apr-2003	Henderson Global Investors Limited	Share acquisition	N/A	Ordinary 390,000	390,000
4-Apr-03	MN Services - LPT	Share acquisition	$149,402.30	Ordinary 50,000	50,000
2-Apr-2003 to 3-Apr-2003	Sun Superannuation Fund	Share disposal	$62,321.18	Ordinary 21,133	21,133
2-Apr-2003 to 3-Apr-2003	Telstra Listed Property Trust	Share disposal	$336,273.33	Ordinary 114,024	114,024

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Ordinary 33,370,793	33,370,793
Henderson Global Investors Limited	JP Morgan Nominees Australia Limited	Henderson Global Investors Limited	Henderson Global Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Ordinary 390,000	390,000
AMP Henderson Global Investors Limited ('AMP-HGI')	Cogent Nominees Pty Ltd	Cogent Nominees Pty Ltd	AMP-HGI, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP-HGI is a controlled body corporate of	Ordinary 20,591,059	20,591,059
	National Custodian Services Limited	MN Services - LPT		Ordinary 350,000	350,000
	National Custodian Services Limited	Sun Superannuation Fund		Ordinary 195,598	195,598

	National Custodian Services Limited	Telstra Listed Property Trust	controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Ordinary 1,086,778	1,086,778

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	Nature of association
See Annexure A and B.	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
AMP Life Limited	33 Alfred Street Sydney, NSW, 2000
AMP Henderson Global Investors Limited	33 Alfred Street Sydney, NSW, 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW
Henderson Global Investors Limited	3 Finsbury Avenue, London EC2M 2PA
JP Morgan Nominees Australia Limited	259 George Street, Sydney 2000
MN Services – LPT	271 Collins Street, Melbourne 3000
National Custodian Services Limited	271 Collins Street, Melbourne 3000
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000

Signature

Name: [signature] Capacity : Company Secretary

date 29/05/03

Signature: PRUE MILNE

This is Annexure "A" of 1 page mentioned in Form 604 (Notice of Change of Interests of Substantial Holder)

Signed: [signature]

Name: PRUE MILNE

Date: 29 MAY 2003

<u>Changes in Association</u>

The following factors gives rise to the association:

1. On 28 May 2003, Stockland Trust Management Limited (ACN 001 900 741) (***Stockland***) announced a takeover bid for AMP Diversified Property Trust (ARSN 090 606 732) (***ADP***).

2. Before Stockland's bid was announced, Stockland and AMP Henderson Global Investors Limited (ACN 001 777 591) as responsible entity for ADP (***AMP Henderson***) entered into a Co-Operation Agreement dated 28 May 2003 (the ***Co-Operation Agreement***).

3. Under the Co-Operation Agreement AMP Henderson agrees, amongst other things, to dispatch a notice of meeting to ADP unitholders upon Stockland receiving acceptances for not less than 22.75% of the ADP units that contains a recommendation that ADP Unitholders vote in favour of a resolution effecting the retirement of AMP Henderson and appointment of Stockland as responsible entity for ADP.

A copy of the Co-Operation Agreement is set out in Annexure B.

Stockland and AMP Henderson become associates on 28 May 2003 pursuant to section 12 and section 53 of the Corporations Act 2001.

Nothing in the Co-Operation Agreement requires Stockland or AMP Henderson or any other party to:

(a) exercise, or restrains or restricts any such party from exercising, the votes attaching to any ADP units they may hold from time to time; or

(b) dispose of, or restrains or restricts any such party from disposing of, any ADP units they may hold from time to time.

This is Annexure "B" of 19 Pages mentioned in Form 604 (Notice of Change of Interests of Substantial Holder)

Signed: [signature]

Name: PRUE MILNE

Date: 29 May 2003

I CERTIFY THIS TO BE A TRUE AND CORRECT COPY OF THE ORIGINAL DOCUMENT.

PRUE MILNE

STOCKLAND TRUST MANAGEMENT LIMITED

AMP HENDERSON GLOBAL INVESTORS LIMITED

CO-OPERATION AGREEMENT

CORRS CHAMBERS WESTGARTH
Lawyers
Level 32, Governor Phillip Tower
1 Farrer Place
SYDNEY NSW 2000
AUSTRALIA
Tel: (02) 9210 6500
Fax: (02) 9210 6611
DX: 133 SYDNEY

Ref: AJL
STOC3643-3456361

S/1616874/9/8

CONTENTS

THIS AGREEMENT is made on 28 May, 2003

BETWEEN **Stockland Trust Management Limited** ACN 001 900 741 of Level 16, Parkview, 157 Liverpool Street, Sydney, New South Wales ("**Stockland**")

AND **AMP Henderson Global Investors Limited** ACN 001 777 591 of Level 16, AMP Centre, 50 Bridge Street, Sydney, New South Wales ("**AMP Henderson**")

RECITALS

A The **AMP Diversified Property Trust** (ARSN 090 606 732) ("**ADP**") was established by Trust Deed dated 23 February 1972 which, as amended from time to time, now operates as ADP's constitution ("**Constitution**").

B AMP Henderson is the responsible entity of ADP.

C AMP Henderson and Stockland have agreed to facilitate certain transactions contemplated by this document and the Asset Transfer and Facilitation Agreement.

IT IS AGREED

1 INTERPRETATION

1.1 Definitions

In this document:

"**ADP Portfolio**" means the portfolio of properties currently held by ADP.

"**ADP Unitholders**" means the holders of units in ADP.

"**Announcement**" means an announcement substantially in the form of **Annexure A** or which is no less favourable to ADP Unitholders.

"**ASIC**" means the Australian Securities and Investments Commission.

"**Asset Transfer and Facilitation Agreement**" means the agreement between AMP Henderson, AMP Shopping Centres Pty Ltd, Stockland and Stockland Trust Property Management Pty Limited relating to the transfer of assets and the performance of facilitation obligations dated on or around the date of this Agreement.

"**Associate**" has the meaning given in sections 11, 12 and 15 of the Corporations Act.

"**Business Day**" means a day that is not a Saturday, Sunday or bank or public holiday in Sydney.

"**Competing Takeover Bid**" means a higher offer or proposal with respect to any transaction (by purchase, merger, amalgamation, business combination, liquidation, dissolution, recapitalisation, takeover bid or otherwise) that would, if substantially completed in accordance with its terms, result in any person (or group of persons)

other than Stockland or a related body corporate of Stockland acquiring a relevant interest in 20% or more of the units in ADP for a consideration that is higher than the consideration offered by Stockland.

"Confidentiality Agreement" means the agreement between AMP Henderson and Stockland relating to the mutual exchange of confidential information and other matters dated 16 May 2003.

"Meeting" means a meeting of ADP unitholders, to be convened by AMP Henderson in accordance with section 252A of the Corporations Act, for the purposes of considering, and if thought fit, passing Resolution in accordance with section 601FL of the Corporations Act.

"Notice of Meeting" means a notice of meeting in respect of the Meeting prepared by AMP Henderson in consultation with Stockland and sent to all unitholders in ADP by AMP Henderson in accordance with the Constitution and section 252G of the Corporations Act.

"Offer" means the offer by Stockland in its capacity as the responsible entity of the Stockland Trust to acquire all of the units on issue in ADP under an off-market bid in substantial conformity with the Announcement.

"Quit Date" means 1 August 2003 or such other date as the parties agree.

"Resolution" means a resolution passed at the Meeting effecting the retirement of AMP Henderson and appointing Stockland as the new responsible entity of ADP.

"Timetable" means the indicative Meeting and Offer timetable set out in **Schedule 1**.

1.2 Construction

Unless expressed to the contrary, in this document:

(a) words in the singular include the plural and vice versa;

(b) if a word or phrase is defined its other grammatical forms have corresponding meanings;

(c) "includes" means includes without limitation;

(d) no rule of construction will apply to a clause to the disadvantage of a party merely because that party put forward the clause or would otherwise benefit from it; and

(e) if the date on or by which any act must be done under this document is not a Business Day, the act must be done on or by the next Business Day.

2 CONDITION PRECEDENT

(a) The rights and obligations of the parties under this Agreement, other than under **clause 4**, are subject to and have no force or effect until Stockland has issued the Announcement to the Australian Stock Exchange Limited.

(b) AMP Henderson may immediately terminate this Agreement by notice to Stockland if Stockland has not issued the Announcement to the Australian Stock Exchange Limited by midnight on 29 May, 2003 or such later date as determined by AMP Henderson.

3 IMPLEMENTATION

3.1 Best endeavours

Stockland and AMP Henderson must use their respective best endeavours to (including their respective employees, officers, advisers) procure:

(a) that each of the conditions precedent in this document are satisfied as soon as practicable; and

(b) to give effect to the Timetable.

Nothing in this document is intended to affect AMP Henderson's (including its employees, officers, advisers and its Associates and/or its related bodies corporate) rights to dispose of, or exercising voting rights in respect of units in ADP.

3.2 AMP Henderson's obligations

AMP Henderson must execute all documents and do all acts and things reasonably necessary for the implementation and performance of the following in accordance with the Timetable and in any event as expeditiously as practicable:

(a) **expert report**: engage an independent expert of the type contemplated by section 640(1) of the Corporations Act for the purpose of preparing a report to accompany the target's statement as to whether the Offer is fair and reasonable in the expert's opinion;

(b) **recommendation**: support the Offer and recommend to ADP Unitholders acceptance of the Offer subject to:

(i) the independent expert (above) confirming the Offer fair and reasonable in the expert's opinion; and

(ii) the directors of AMP Henderson properly forming the view that there has not been a materially better offer for all of the issued units in ADP than that contained in the Offer;

in language substantially similar to "In the absence of a higher bid and no other relevant change in circumstances, ADP Unitholders should accept the Offer.";

(c) **ADP unitholders**: assist Stockland to obtain in an electronic format up to date details of the ADP Unitholders so as to enable Stockland to:

(i) mail the Offers to ADP Unitholders in accordance with the Timetable; and

(ii) contact ADP unitholders to discuss the Offer; and

(d) **unit registry**: instruct the ADP unit registry to provide all assistance reasonably requested by Stockland to facilitate Stockland's Offer.

(e) **registry**: instruct the ADP unit registry to (subject to the terms of the Constitution and applicable laws) provide all reasonable and usual assistance to Stockland to facilitate the expeditious dispatch and prosecution of the Offer in accordance with the Timetable; and

(f) **management**: subject to AMP Henderson's duties to ADP Unitholders, not do any of the following in its capacity as responsible entity for ADP without first consulting with Stockland:

(i) acquire or agree to acquire any real property;

(ii) commence or agree to commence any new material development proposal;

(iii) enter into any lease or agreement for lease over any:

(A) shopping centre property or part of such property owned by ADP with an area of 1,000 sqm or more;

(B) industrial property or part of such property owned by ADP with an area of 1,500 sqm or more; or

(C) two whole floors of any office property owned by ADP

(iv) appoint a development manager or sales & acquisition manager for any of the shopping centres the subject of the Joint Venture Agreement (as that term is defined in the Asset Transfer and Facilitation Agreement).

3.3 Suspension/cessation of co-operation

(a) AMP Henderson's obligations under **clauses 3.1** and **3.2** are to be suspended in circumstances where:

(i) a third party announces a *bona fide* Competing Takeover Bid; or

(ii) a third party increases the consideration payable under an announced *bona fide* offer or proposal such that the offer or proposal becomes a Competing Takeover Bid.

(b) AMP Henderson's obligations under **clauses 3.1** and **3.2** cease if Stockland has not increased the consideration payable under its Offer within 5 Business Days of the occurrence of the circumstances in **clause 3.3(a)(i)** or **(ii)**.

(c) AMP Henderson's obligations under **clauses 3.1** and **3.2** revive if Stockland increases the consideration payable under its Offer.

3.4 Conditional obligations regarding a change of responsible entity

(a) The obligations of AMP Henderson under **clause 3.4(b)** are subject to Stockland, in its capacity as responsible entity of the Stockland Trust, receiving acceptances to the Offer for not less than 22.75% of the ADP Units on issue at the date of the Offer.

(b) Subject to satisfaction of the condition referred to in **clause 3.4(a)** AMP Henderson must execute all documents and do all acts and things reasonably necessary for the implementation and performance of the following in accordance with the Timetable:

(i) **Notice of Meeting**: the preparation (in consultation with Stockland) and the dispatch of the Notice of Meeting (which notice is to include a recommendation by AMP Henderson to vote in favour of the Resolution);

(ii) **Meeting**: hold the Meeting; and

(iii) **Lodge with ASIC**: lodge the notice required under section 601FL(2) of the Corporations Act within 2 Business Days after the Resolution is passed.

3.5 Consultation on failure of condition precedent

(a) **Consultation**: if the condition precedent contained in **clause 3.4(a)** is not satisfied or there is an occurrence of an event that is likely to prevent the condition precedent being satisfied by the Quit Date, AMP Henderson and Stockland must consult in good faith to facilitate the satisfaction of the condition precedent and/or to extend the Quit Date.

(b) **Failure to agree**: if the parties are unable to reach agreement under **clause 3.5(a)** within two Business Days after the Quit Date then unless the condition is waived by AMP Henderson, either party may terminate this document without any liability to the other party by reason of that termination unless the failure of the condition precedent to be satisfied arises out of any antecedent breach by a party of this document.

3.6 Stockland's obligations

Stockland must execute all documents and do all acts and things necessary for the implementation and performance of the transactions contemplated by this document in accordance with the Timetable and in any event as expeditiously as practicable.

3.7 Abridgement of time for dispatch of bidder's statement

For the purposes of item 6 in section 633(1) of the Corporations Act subject to:

(a) Stockland providing AMP Henderson with a final draft of its bidders statement for review not less than one Business Day before it is lodged with ASIC under item 2 of section 633(1) of the Corporations Act;

(b) Stockland, in its absolute discretion, taking account of all reasonable and timely comments provided to it by AMP Henderson prior to finalising its bidders statement; and

(c) any requirements imposed on Stockland by ASIC,

the directors of AMP Henderson agree that the Offer may be sent to ADP Unitholders within two Business Days of the date on which the bidder's statement relating to the Offer is sent to AMP Henderson and in any event within 5 Business Days after that day.

3.8 Target's statement

AMP Henderson must use its best endeavours to distribute a target's statement in relation to the Offer to ADP Unitholders as soon as practicable after the day on which the Offer is sent to ADP Unitholders.

4 CONFIDENTIALITY AGREEMENT

4.1 Confidentiality Agreement

The parties continue to be bound by the Confidentiality Agreement.

4.2 Survival of obligations

The rights and obligations of the parties under the Confidentiality Agreement survive termination of this Agreement.

5 NOTICES

Any notice given under this document:

(a) must be in writing addressed to the intended recipient at the address shown below:

AMP Henderson Global Investors Limited
Level 16, 50 Bridge Street
Sydney NSW 2000
Attention: General Counsel
Fax: (02) 9257 7696

Stockland Trust Management Limited
Level 16, 157 Liverpool Street
Sydney NSW 2000
Attention: General Counsel
Fax: (02) 9321 1596

or the address last notified by the intended recipient to the sender;

(b) must be signed by a person duly authorised by the sender,

(c) will be taken to have been given when delivered, received or left at the above address. If delivery or receipt occurs on a day when business is not generally carried on in the place to which the notice is sent, or is later than 4pm (local time), it will be taken to have been duly given at the commencement of business on the next day when business is generally carried on in that place.

6 GENERAL

6.1 Amendment

This document may only be varied or replaced by a document executed by the parties.

6.2 Further steps

Each party must promptly do whatever any other party reasonably requires of it to give effect to this document and to perform its obligations under it.

6.3 Governing law and jurisdiction

(a) This document is governed by and is to be construed in accordance with the laws applicable in New South Wales.

(b) Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

6.4 Counterparts

This document may consist of a number of counterparts and, if so, the counterparts taken together constitute one document.

6.5 Entire understanding

(a) This document, the Asset Transfer and Facilitation Agreement and the Confidentiality Deed contain the entire understanding between the parties as to the subject matter of this document.

(b) All previous negotiations, understandings, representations, warranties, memoranda or commitments concerning the subject matter of this document are merged in and superseded by this document and are of no effect. No party is liable to any other party in respect of those matters.

(c) No oral explanation or information provided by any party to another:

(i) affects the meaning or interpretation of this document; or

(ii) constitutes any collateral agreement, warranty or understanding between any of the parties.

6.6 Relationship of parties

This document is not intended to create a partnership, joint venture or agency relationship between the parties.

SCHEDULE 1 (see clause 3))

Timetable*

	Execution of Confidentiality Agreement.	16 May 2003
	Exchange of high-level due diligence materials.	From 16 May 2003 until 27 May 2003
	Deliver of preliminary draft of the bidder's statement UBS Warburg Australia Corporate Finance Ltd under the terms of the Confidentiality Agreement.	16 May 2003
3.7	Directors of AMP Henderson agree to Offers being sent to ADP Unitholders earlier than 14 days after bidder's statement is sent to AMP Henderson.	27 May 2003
	Execution of Co-operation Agreement and Asset Transfer and Facilitation Agreement.	28 May 2003
2(b)	Announcement	28 May 2003
3.7(a)	Stockland providing AMP Henderson with a final draft of its bidder's statement for review.	28 May 2003
3.7(b)	AMP Henderson comments on bidder's statement.	28 May 2003
3.7(a)	Service of bidder's statement relating to the Offer on ASIC and AMP Henderson.	29 May 2003
3.7	Dispatch of bidder's statement to ADP Unitholders.	2 June 2003
3.8	Dispatch of target's statement to ADP Unitholders.	11 June 2003
3.4(b)(i)	Dispatch of notice of meeting to ADP Unitholders.	23 June 2003
	Close of Offer.	2 July 2003
3.4(b)(ii)	Meeting of ADP Unitholders to confirm AMP Henderson's retirement and Stockland's appointment as responsible entity of ADP.	16 July 2003
3.4(b)(iii)	Lodgement of notice with ASIC.	18 July 2003
	Completion of Asset Transfer and Facilitation Agreement. Execution of Joint Venture Deed.	1 August 2003
3.5	Quit Date	1 August 2003

* These dates are indicative only and may change.

EXECUTED as an agreement.

EXECUTED by **STOCKLAND TRUST MANAGEMENT LIMITED** by its duly appointed officer in the presence of:)

....
Witness

....
Name of Witness (print)

....
Officer

....
Name of Officer (print)

EXECUTED by **AMP HENDERSON GLOBAL INVESTORS LIMITED** by its duly appointed officer in the presence of:)

....
Witness

ALEX CARRODUS
Name of Witness (print)

....
Officer

JACK H. RITCH.
Name of Officer (print)

EXECUTED as an agreement.

EXECUTED by **STOCKLAND TRUST MANAGEMENT LIMITED** by its duly appointed officer in the presence of:	)))	
.... Witness		.... Officer
PAUL ALBERT BROWN .... Name of Witness (print)		PETER JOHN DALY .... Name of Officer (print)

EXECUTED by **AMP HENDERSON GLOBAL INVESTORS LIMITED** by its duly appointed officer in the presence of:	)))	
.... Witness		.... Officer
.... Name of Witness (print)		.... Name of Officer (print)

ANNEXURE A

Stockland

28 May 2003

Level 16
157 Liverpool Street
Sydney NSW 2000
www.stockland.com.au
Tel: 02 9321 1500
Fax 02 9321 1599

STOCKLAND ANNOUNCES RECOMMENDED UNCONDITIONAL OFFER FOR AMP DIVERSIFIED PROPERTY TRUST

OFFER DETAILS

The Directors of Stockland Trust Management Limited, as Responsible Entity for Stockland Trust ("Stockland"), today announced a recommended unconditional offer for all the units in AMP Diversified Property Trust ("ADP") of:

One (1) Stockland Stapled Security plus $0.80 in cash

For

Every 1.9 units in ADP

Stockland securities are currently trading cum an entitlement to the next distribution of approximately 16.5 cents per security with an ex distribution date of 24 June. The securities issued pursuant to this offer will be ex that distribution. The volume weighted average sale price ("VWAP") of Stockland securities on the Australian Stock Exchange ("ASX") over the 5 trading days ended 27 May 2003 [$], adjusted for the next distribution was [VWAP - 16.5 cents].

Based on the above, the offer equates to $[ ] per ADP unit on an ex adjusted basis.

The Offer represents:

- A [ ] % premium to ADP's 3 month VWAP on the ASX to [18 March 2003] (the date that Centro announced an offer for AMP Shopping Centre Trust and bid speculation impacted the ASX trading price of ADP)
- A [ ] % premium to ADP's 3 month VWAP on the ASX to [28 March 2003] (the date that Stockland announced it had acquired a [ ]% stake in ADP on the ASX)
- A [ ]% premium to ADP's Net Tangible Asset Backing ("NTA") per unit as at 31 March 2003

Stockland Corporation Limited
ACN 000 181 733
Stockland Trust Management Limited
ACN 001 900 741
As Responsible Entity for Stockland Trust
ARSN 092 897 348

Stockland

Stockland currently owns 17.3% of the issued units in ADP and has entered into an option agreement with AMP Life to acquire a further 2.65% of ADP units from AMP Life on the Offer terms referred to above.

CONDITIONS AND PAYMENT TERMS

The Offer is totally unconditional and ADP Unitholders accepting the Offer will be paid the consideration of Stockland securities and cash 5 days after accepting the Offer.

It is anticipated that Stockland securities issued pursuant to the offer will trade as a separate class until 24 June 2003 and will be eligible to participate in distributions on a pari passu basis from 1 July 2003.

STOCKLAND OFFER RECOMMENDED

The Stockland offer is recommended by AMP Henderson in its capacity as the Responsible Entity of ADP, in the absence of a higher bid or other relevant change in circumstances.

BENEFITS FOR ADP UNITHOLDERS

Stockland's Managing Director, Matthew Quinn, said "The offer provides compelling benefits for both ADP unitholders and Stockland security holders. In particular, our offer gives ADP unitholders the opportunity to convert their ADP units into Stockland securities at a substantial premium to ADP's historical price and participate in a group with a strong growth and returns profile."

"ADP's property portfolio will be an excellent fit in terms of size, geographical and sector diversification. We are confident that we can enhance the returns from the assets to the benefit of our existing security holders and accepting ADP unitholders" added Mr Quinn.

Other benefits for ADP Unitholders, include:

- Improved diversification incorporating property ownership, management and development across a range of property sectors
- Capital markets benefits – including becoming a unitholder in one of the largest listed property entities in Australia by market capitalisation, with enhanced index scale and liquidity
- Participation in Stockland's internal management and stapled security structure which minimises value leakage and ensures an alignment of management and security holder interests

PARTICIPATION IN STOCKLAND'S SUPERIOR RETURNS AND GROWTH PROSPECTS

Since 1993 Stockland securities have shown consistently strong growth in price and distributions. Over periods of 1, 2, 5 and 10 years Stockland securities have significantly outperformed the S&P 200 Property Index. Further, over the 3 years to 30 June 2002 Stockland delivered compound annual growth in earnings per security of 7.0% and distributions per security of 6.7%.

Stockland Corporation Limited
ACN 000 181 733
Stockland Trust Management Limited
ACN 001 900 741
As Responsible Entity for Stockland Trust
ARSN 092 897 348

Stockland

Mr Quinn added "We have also announced today our profit forecasts for the 2003 and 2004 financial years. The figures show that Stockland's existing business is performing very strongly and has excellent growth prospects. Combined with ADP, we are confident that we can achieve further growth."

Mr Quinn also said "The transaction will be immediately accretive in terms of earnings per Stockland security."

Following the transaction and allowing for $300 million of additional property acquisitions in the period to 30 June 2004, Stockland's gearing (net debt as a percentage of total assets) would be approximately 26% as at 30 June 2004, which is well within Stockland's targeted range of 20% to 30%.

JOINT VENTURE ARRANGEMENT WITH AMP HENDERSON

Stockland and AMP Henderson have agreed to jointly manage and seek to add value to ADP's New Zealand retail assets in addition to considering other opportunities suitable for joint venture in New Zealand.

Further, AMP Life has agreed not to exercise its pre-emptive rights in respect of three shopping centres in New Zealand currently held jointly by AMP Life and ADP.

Mr Quinn said "A further benefit of the wide-ranging discussions with AMP has been the opportunity for both parties to agree a broader alliance covering property acquisition, development and asset management in Australia and New Zealand. In particular, the joint venture with AMP Henderson has the potential to accelerate materially the growth of our new business in New Zealand."

ACQUISITION OF MANAGEMENT RIGHTS FROM AMP HENDERSON

Stockland has also entered into an agreement to acquire the property management rights currently held by AMP Henderson in relation to ADP's property portfolio for $14.3 million and the trust management rights for $25 million. The consideration for the property management rights reflects the contractual terms that currently exist between ADP and AMP Henderson. The consideration for trust management rights equates to 1.3% of assets under management which is significantly less than historical comparable transactions.

This agreement to acquire AMP Henderson's rights is subject to several conditions including the acquisition by Stockland of more than 40% of the units in ADP and Stockland becoming Responsible Entity of ADP, subject to the approval of the unitholders of ADP.

Stockland and AMP Henderson have also agreed to a range of measures and actions to facilitate a smooth transition of management of the ADP portfolio including the transfer of personnel, data and systems.

Stockland Corporation Limited
ACN 000 181 733
Stockland Trust Management Limited
ACN 001 900 741
As Responsible Entity for Stockland Trust
ARSN 092 897 348

Stockland

BIDDER'S STATEMENT

Stockland's Bidder's Statement will shortly be served on AMP Henderson and lodged with ASX and the Australian Securities and Investments Commission. A copy of the Bidder's Statement will be made available on Stockland's website at www.stockland.com.au. AMP Henderson has consented to the early dispatch of the Bidder's Statement and intends to dispatch the Target Statement (and accompanying Independent Expert's Report) shortly thereafter.

Stockland is being advised by Gresham Partners and KPMG.

For further information, please contact:

Investor enquiries:

Matthew Quinn
Managing Director
Stockland

Tel: 02 9321 1502
Fax: 02 9321 1595

Media enquiries:

Tim Duncan
Hintons

Tel: 03 9600 1979
Mob: 0408 441 122

WEBCAST

A market briefing will be presented by Matthew Quinn via webcast at 10:00am AEST today. Media are invited to participate on a listen only basis.

Please go to Stockland's website, www.stockland.com.au, and follow the links to the webcast.

In preparation for the webcast, a test page will be available 45 minutes prior to commencement to enable computer settings to be tested.

Stockland Corporation Limited
ACN 000 181 733
Stockland Trust Management Limited
ACN 001 900 741
As Responsible Entity for Stockland Trust
ARSN 092 897 348

63

AMP

ASX Announcement

6 June 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 63/03

Appendix 3Y – Change of Director's Interest Notice

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of last notice	16 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	2 June 2003
No. of securities held prior to change	• 122,043 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,545 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Class	Ordinary
Number acquired	33,200 ordinary shares
Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	AUD$160,356.00
No. of securities held after change	• 155,243 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,545 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade in substitution for the equity component of Mr Mohl's 2002 short term incentive (STI) payment as CEO (a contractual entitlement as disclosed in the 2002 Annual Report). If all these shares are held in three years time, AMP will pay Mr Mohl an amount equal to the market value of the shares.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

64

AMP

ASX Announcement

10 June 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **64/03**

For information only

AMP discussions with ASIC

AMP today held discussions with the Australian Securities & Investment Commission (ASIC) regarding the progress of its proposed demerger and its current Share Purchase Plan (SPP).

Chairman Peter Willcox said that at a meeting today with ASIC Chairman David Knott, which included AMP CEO Andrew Mohl, confirmation had been provided that all material information in relation to the SPP had been disclosed to the market.

"We recognise ASIC's responsibility to ensure a fully informed market, particularly given the SPP currently underway," Mr Willcox said.

"ASIC has acknowledged that important issues of detail about the demerger remain to be resolved and that AMP has provided as much information as it can to shareholders at this stage.

"Our discussions with ASIC have been constructive and we expect further discussions with all regulators to take place as details become available."

The SPP offers eligible shareholders the opportunity to subscribe for up to A$5,000 worth of shares. Ordinary shares under the SPP will be offered at the lower price of:

- A$5.50 (the price at which institutional investors subscribed for shares under a recent institutional placement); or
- a 5 per cent discount to the average market price of AMP shares calculated over a 15 day trading period after the close of the offer.

The offer closes on Friday 13 June 2003.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

65

ASX Announcement

11 June 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **65/03**

For Information only

Please find attached a presentation given by Australian Financial Services Managing Director Craig Dunn at the UBS Financial Services conference in Sydney today.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Craig Dunn, Managing Director

AMP Australian Financial Services (AFS)

AMP

Agenda

- Positioning AFS for success
- Impact of the proposed demerger
- The five fundamentals of my business
- Looking forward

A more competitive AMP


Advice-Based Distribution
AMP Financial Planning
Hillross
Arrive
AMP GI Distribution
Product Manufacturing
Retirement Savings
Risk Insurance
Banking
Corporate Super
Mature Products
Shared Services

Simple, commonsense strategy

Advice-Based Distribution

to position AMP as the partner of choice for financial planners

Product Manufacturing

to deliver market competitive products at the lowest unit cost

Drawing a line in the sand

For AFS, AMP's proposed demerger will:

- Provide a simpler, more transparent corporate structure to appeal to a broader group of investors
- Ensure greater Board, management and market focus
- Protect and enhance the Australian brand

The five fundamentals that make AFS an attractive business

- Proven **distribution** capabilities
- Substantial **market share** in key markets
- Proven capacity at lowering unit **costs** and effective **capital** management
- Real prospects for **growth**
- **Resilient business**, despite dented brand

Proven distribution capabilities

- Significant share of advice market
- Multi-channel
  - With three dealer groups
- Growth options
  - New dealer groups (organic/inorganic)
  - Organic growth in planner numbers
  - Improvement in planner productivity
- Quality of advice – an ongoing priority

Substantial market share in key markets


25%
20%
15%
10%
5%
0%
16%
17%
13%
4%
10%
Retail Super**
Corporate Super**
Retirement Income*
Unit Trusts*
Risk*

Source: * Plan for Life (Dec 02) **DEXX&R (Dec 02)

Good record on cost and capital management



Cost to Income Ratio
100.0%
80.0%
60.0%
40.0%
Controllable Costs ($)
1000
750
500
250
Dec-1998
Dec-1999
Dec-2000
Dec-2001
Dec-2002
Controllable Costs
Cost to Income Ratio

Real prospects for growth

- Look through cycle – strong systemic growth
- Effective management of margins
- Contemporary product capabilities
- Platform strategy
- Distribution power is key

Resilient business, despite dented brand

- Planner numbers largely stable
- Brand research shows resilience
- Retrenchments - but service levels have improved
- Management team believes in the future of AFS
- Outflows are up on 2002 by around 10%
  - Need to consider in industry context

Relatively stable quarterly net inflows to March 2003



Quarterly Retail Net Inflows (A$m)
600
400
200
0
-200
-400
-600
-800
Retail ex CMT
CMT
Industry
ING / ANZ
AMP
NAB / MLC
CBA / CFS
WBC / BT

Source: ASSIRT

AFS is well and truly fit for business

- Tough right now, but longer term trends good
- AFS is a resilient business
- A simple, commonsense strategy
- Sound business fundamentals
- A more competitive business

AMP

66

ASX Announcement

12 June 2003

Manager Company Announcements Office Australian Stock Exchange Level 4, 20 Bridge Street Sydney NSW 2000	Manager Market Information Services Section New Zealand Stock Exchange Level 9, ASB Tower, 2 Hunter Street Wellington New Zealand

Announcement No: 66/03

Notice of change of interests of substantial shareholder

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial shareholder

To: Company name/Scheme AMP Shopping Centre Trust
ACN/ARSN ARSN 087 393 397

1. Details of substantial holder

Name AMP Limited ACN 079 354 519
and its related bodies corporate

There was a change in the interests of the substantial holder on 10/06/03
The previous notice was given to the company on 29/05/03
The previous notice was dated 29/05/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary Units Fully Paid	328,049,298	40.46%	439,689,348	54.23%*

*Note: The voting power disclosed arises because of the provisions of the Corporations Act requiring substantial holders to disclose the voting power of their associates. As a consequence of entering into the agreement referred to in the Form 604 lodged by AMP Limited on 29 May 2003, certain of the Substantial Holders referred to in this notice are deemed to be associates of Westfield Management Limited (as responsible entity of the Westfield Trust) ("WT"). However, in relation to any units in ART of which WT (or any of its related bodies corporate) is or may have a relevant interest, none of the Substantial Holders referred to in this notice have any power to exercise, or control the exercise, of a right to vote attached to such units, nor have the power to dispose of, or control the exercise of a power to dispose of, such units.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Person's votes affected
30-May-03 10-Jun-03	AMP Life Limited	Share acquisition Share disposal	$356,000.00 $2,835,000.00	Ordinary 200,000 Ordinary 1,575,000	200,000 1,575,000
30-May-2003 to 10-Jun-2003	Cogent Nominees Pty Limited	Share disposal	$7,571,236.88	Ordinary 4,225,000	4,225,000
10-Jun-03	Sun Superannuation Fund	Share disposal	$45,000.00	Ordinary 25,000	25,000
10-Jun-03	Telstra Listed Property Trust	Share disposal	$315,000.00	Ordinary 175,000	175,000
10-Jun-03	All members of the Westfield Holdings Group	Purchase by Parliv Pty Ltd on ASX	$1.79 per unit	967,000	967,000
10-Jun-03	All members of the Westfield Holdings Group	Purchase by Parliv Pty Ltd on ASX	$1.80 per unit	112,590,037	112,590,037
10-Jun-03	All members of the Westfield Holdings Group	Purchase by Parliv Pty Ltd on ASX	$1.77 per unit	9,848 Ordinary Units ASX code ARTN	9,848

10-Jun-03	All members of the Westfield Holdings Group	Purchase by Parliv Pty Ltd on ASX	$1.78 per unit	... 3,873,165 Ordinary Units ASX code ARTN	3,873,165

1

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Ordinary 11,518,497	11,518,497
Henderson Global Investors Limited	JP Morgan Nominees Australia Limited	Henderson Global Investors Limited	Henderson Global Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Ordinary 1,125,000	1,125,000
AMP Henderson Global Investors Limited (**'AMP-HGI'**)	Cogent Nominees Pty Ltd	Cogent Nominees Pty Ltd	AMP-HGI, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP-HGI is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Ordinary 146,489,554	146,489,554
	National Custodian Services Limited	MN Services - LPT		Ordinary 1,125,000	1,125,000
	National Custodian Services Limited	Sun Superannuation Fund		Ordinary 103,522	103,522
	National Custodian Services Limited	Telstra Listed Property Trust		Ordinary 537,725	537,725
Parliv Pty Limited	Parliv Pty Limited	Parliv Pty Limited	Relevant interest under section 608(1) of the Corporations Act 2001 (Cth) as the holder of the ordinary units	Ordinary 161,350,000	161,350,000
All other members of the Westfield Holdings Group	Parliv Pty Limited	Parliv Pty Limited	Relevant interest under section 608(3) of the Corporations Act 2001 (Cth).	Ordinary 161,350,000	161,350,000
Parliv Pty Limited	Unknown sellers on ASX	Parliv Pty Limited	Person entitled to be registered as the holder of the units	Ordinary 113,557,037	113,557,037
Parliv Pty Limited	Unknown sellers on ASX	Parliv Pty Limited	Person entitled to be registered as the holder of the units	Ordinary ARTN 3,883,013	3,883,013
All other members of the Westfield Holdings Group	Unknown sellers on ASX	Parliv Pty Limited	Relevant interest under section 608(3) of the Corporations Act 2001 (Cth).	Ordinary ARTN 113,557,037	113,557,037
All other members of the Westfield Holdings Group	Unknown – sellers on ASX	Parliv Pty Limited	Relevant interest under section 608(3) of the Corporations Act 2001 (Cth)	Ordinary ARTN 3,883,013	3,883,013

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	Nature of association
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
AMP Life Limited	33 Alfred Street Sydney, NSW, 2000
AMP Henderson Global Investors Limited	33 Alfred Street Sydney, NSW, 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW
Henderson Global Investors Limited	3 Finsbury Avenue, London EC2M 2PA
JP Morgan Nominees Australia Limited	259 George Street, Sydney 2000
MN Services - LPT	271 Collins Street, Melbourne 3000
National Custodian Services Limited	271 Collins Street, Melbourne 3000
One Steel Equities	Level 17, MLC Centre,19-29 Martin Place, Sydney NSW 2000
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000
Each of the members of the Westfield Holdings Group	Level 24, 100 William Street, Sydney NSW 2011

Signature

Name: Sharyn Page. Company Secretary

Signature: [signature] date 12/06/03

This notice of change of interests of substantial holder (ASIC Form 604) comprises 3 pages in total

®
6571579_1

67

ASX Announcement

12 June 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **67/03**

For Information only

Update on demerger proposal

The AMP Board has provided an update on the progress of the demerger proposal ahead of the closure of the fully underwritten Share Purchase Plan on Friday 13 June 2003.

The Board continues to believe the demerger, announced on 1 May 2003, is in the best long term interests of shareholders. The Group is on target to achieve the demerger by the end of 2003, subject to shareholder and necessary regulatory approvals.

The Board believes that the separation of the Australian and UK businesses will allow their fundamental value to be better reflected in the market, given the focus of the demerged companies on specific geographic markets. This has already been evidenced by the expressions of interest received in respect of various components of the business, as AMP's Chairman Peter Willcox indicated at the Annual General Meeting on 15 May 2003.

While this continuing interest remains informal and general, it confirms the Board's view that the demerger will enhance shareholder value. If any formal offers are received, they will be given proper consideration and, if appropriate, brought to shareholders.

ASIC noted earlier this week that a number of details regarding the demerger remain outstanding. While the Board understands the market's desire for more information, substantial work remains to be completed before that information is available for release. All relevant information will be contained in the Explanatory Memorandum, which will be lodged with ASIC in the fourth quarter of this year.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

An Independent Expert's Report is being commissioned for inclusion in the Explanatory Memorandum. Details about this appointment will be available shortly.

Advisers already appointed include investment banks Caliburn Partnership and UBS, as principal advisers, Ernst & Young as investigating accountants and Tillinghurst as consulting actuary. Legal advisers include Mallesons and Minter Ellison in Australia and Freshfields and Lovells in the UK.

In preparation for the demerger, the company is now being run on geographic lines, with Andrew Mohl, AMP's CEO, responsible for the Australasian-based businesses and Roger Yates, Managing Director of Henderson Global Investors, running the UK-based businesses, reporting to Mr Mohl.

An Extraordinary General Meeting of shareholders to approve the demerger proposal will be held at the end of the year.

Media inquiries
Joanne Hawkins
Ph: 9257 5422
0401 715 436

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

68

ASX Announcement

12 June 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 68/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	15 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund. (see Nature of Change below)
Date of change	5 June 2003
No. of securities held prior to change	• 34,201 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Class	Ordinary
Number acquired	2,287 Ordinary Shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.10 per share.
No. of securities held after change	• 36,488 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Nature of change Example: *on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back*	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for May 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sir Malcolm Bates
Date of last notice	15 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 June 2003
No. of securities held prior to change	5,628 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	654 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.10 per share.
No. of securities held after change	6,282 Ordinary Shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for May 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard John GRELLMAN
Date of last notice	15 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 June 2003
No. of securities held prior to change	8,128 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	654 Ordinary Shares.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.10 per share
No. of securities held after change	8,782 Ordinary Shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for May 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Patrick HANDLEY
Date of last notice	15 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Crown Advisory Pty Limited ATF Superannuation Fund A/C. (see Nature of Change below)
Date of change	5 June 2003.
No. of securities held prior to change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; and • 607 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Class	Ordinary
Number acquired	654 Ordinary Shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.10 per share.
No. of securities held after change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; and • 1,261 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for May 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Meredith HELLICAR
Date of last notice	15 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund. (see Nature of Change below)
Date of change	5 June 2003.
No. of securities held prior to change	10,628 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.
Class	Ordinary
Number acquired	654 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.10 per share.
No. of securities held after change	11,282 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for May 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	The Right Honourable Victor Miles George Aldous Baron Killearn
Date of last notice	15 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 June 2003
No. of securities held prior to change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 628 shares held in the name of the Director.
Class	Ordinary
Number acquired	654 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.10 per share
No. of securities held after change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 1,282 shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for May 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Andrew Renard
Date of last notice	15 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 June 2003.
No. of securities held prior to change	• 5,713 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.
Class	Ordinary
Number acquired	654 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.10 per share.
No. of securities held after change	• 6,367 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for May 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

69

ASX Announcement

16 June 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **69/03**

For information only

Share Purchase Plan timetable

AMP today confirmed the timetable for release of information about its Share Purchase Plan (SPP), which closed Friday 13 June 2003.

Following processing of application forms, details of subscription levels will be released to the market on 18 June 2003.

The pricing period for the SPP will commence on Monday 23 June 2003 and close on 11 July 2003. The final price that shareholders will pay for shares will be announced on 14 July 2003. Ordinary shares under the SPP will be offered at the lower price of:

- A$5.50 (the price at which institutional investors subscribed for shares under a recent institutional placement); or
- a 5 per cent discount to the average market price of AMP shares calculated during the pricing period.

Shares will be allotted on 18 July 2003 and commence trading on the same day. Statements detailing the allocation of shares will be sent to participating shareholders by 7 August 2003.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

70

ASX Announcement

17 June 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 70/03

Appendix 3Y - Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of last notice	6 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	13 June 2003
No. of securities held prior to change	• 155,243 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,545 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Class	Options
Number acquired	N/A
Number disposed	15,000 options

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	• 155,243 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,545 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 350,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	15,000 options, which were granted to the director on 14 June 1998 under the AMP Executive Option Plan, lapsed on 13 June 2003.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

71

AMP

ASX Announcement

03 NOV 13 AM 7:21

18 June 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **71/03**

Share Purchase Plan update

AMP today announced details of its Share Purchase Plan (SPP), which formed part of the capital raising for the proposed demerger of the company.

Under the SPP, approximately 29,000 eligible shareholders subscribed for around A$96 million worth of shares out of a total underwritten issue size of A$500 million.

AMP will raise the full A$500 million as the SPP is underwritten by UBS. In terms of the underwritten shortfall, AMP has been advised by UBS that it has received quality demand, in excess of the shortfall, from a broad range of domestic and international institutional investors.

AMP Chief Executive Officer Andrew Mohl said AMP had raised a total of A$1.72 billion to facilitate the proposed demerger of the company, announced on 1 May 2003.

He said AMP had included the SPP as part of its capital raising to ensure equity for retail shareholders.

"We have a large retail shareholder base, reflecting AMP's demutualisation five years ago, and we felt it was important that these holders were provided with the opportunity to participate in the capital raising following the institutional placement," Mr Mohl said.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

The pricing period for the SPP will commence on 23 June 2003 and close on 11 July. The final price that shareholders will pay for shares will be announced on 14 July 2003. Ordinary shares under the SPP will be offered at the lower price of:

- A$5.50 (the price at which institutional investors subscribed for shares under the recent institutional placement); or
- a 5 per cent discount to the average market price of AMP shares calculated during the pricing period.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

72

ASX Announcement

23 June 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 72/03

NPI to be closed to new business

AMP today announced the decision to close its UK pension business, NPI Limited, to new business and manage it as part of its UK Life Services (UKLS) business.

As part of the announcement of the demerger proposal on 1 May 2003, AMP said that it planned to test the market for interest in NPI, reflecting the changed strategic direction of the UK business. NPI is the specialist pensions provider within AMP's UK Contemporary Financial Services business unit.

AMP Chief Executive Officer, Andrew Mohl, said that as part of this process the company had reviewed a number of options for NPI including sale, rationalisation and restructure.

The review has now determined that the best outcome is to maintain ownership of the existing book and run it on a closed-book basis.

"After thorough consideration of all the options, we have decided that retaining the NPI book and closing it to new sales is in the best interests of both shareholders and customers," Mr Mohl said.

"This solution maintains service to existing customers, secures assets under management for Henderson, provides scale to the Life Services business and minimises the cost of managing the NPI book."

The closure of the NPI book to new business means that all AMP's UK-based life companies are closed to new business, although they continue to accept contractual increments from existing customers.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP expects a reduction of approximately 900 roles as a result of the changes to NPI and the realisation of further operational improvements. These reductions are in addition to those previously announced in June and December 2002.

AMP is commencing the minimum 90 day consultation period with the recognised union.

"The decision to restructure has been a very difficult one to make, given the impact it will have on our people. We are working to mitigate this impact wherever possible," Mr Mohl said.

"However it is a necessary step to ensure the new UK-based business has a solid foundation for future success, particularly given the difficult UK environment and our changed UK strategy."

Costs related to these changes have already been provided for in the estimated provision of £100 million (A$260 million) for demerger expenses, included in the 1 May 2003 announcement.

Independent financial advisory business Towry Law is not impacted by these changes and will remain part of the new UK business.

In addition, the NPI announcement will have no impact on the proposal to demerge, which remains on track.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Investor inquiries
Mark O'Brien
Ph: 9257 7053

73

ASX Announcement

1 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 73/03

Notice of Ceasing to be a Substantial Holder

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Form 605
Corporations Act
Section 671B
Notice of ceasing to be a substantial holder

To: Company name/Scheme AMP Diversified Trust

ACN/ARSN 090 606 732

1. Details of substantial holder

Name AMP Limited ACN 079 354 519
and its related bodies corporate

The holder ceased to be a substantial holder on 27/06/03
The previous notice was given to the company on 13/06/03
The previous notice was dated 13/06/03

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
27-Jun-03	AMP Life Limited	SGP takeover acceptance	$15,021,115.28 3,888,726 SGP shares*	Ordinary 7,388,578	7,388,578
18-Jun-03		Share disposal	$2,013,298.17	Ordinary 645,000	645,000
27-Jun-03	Cogent Nominees Pty Limited	SGP takeover acceptance	$26,445,314.74 6,979,434 SGP shares*	Ordinary 13,260,922	13,260,922
18-Jun-03		Share disposal	$3,549,023.28	Ordinary 1,137,000	1,137,000
27-Jun-03	Sun Superannuation Fund	SGP takeover acceptance	$326,209.86 cash 85,842 SGP shares*	Ordinary 163,098	163,098
18-Jun-03		Share disposal	$39,017.41	Ordinary 12,500	12,500
27-Jun-03	Telstra Listed Property Trust	SGP takeover acceptance	$1,842,926.99 cash 476,989 SGP shares*	Ordinary 906,278	906,278
18-Jun-03		Share disposal	$173,237.28	Ordinary 55,500	55,500

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows::

Name and 'ACN	Nature of association
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
AMP Life Limited	33 Alfred Street Sydney, NSW, 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000

Signature

Name: Prue Milne Secretary

Date 1/07/03

Signature: [signature]

This notice of change of interests of substantial holder (ASIC Form 605) comprises 2 pages in total

74

AMP

ASX Announcement

10 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 74/03

Appendix 3Y - Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	12 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 July 2003
No. of securities held prior to change	• 36,488 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Class	Ordinary
Number acquired	2,246 Ordinary Shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.11 per share.
No. of securities held after change	• 36,488 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 2,246 Ordinary Shares in the name of the Director; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for June 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sir Malcolm Bates
Date of last notice	12 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 July 2003
No. of securities held prior to change	6,282 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	642 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.11 per share.
No. of securities held after change	6,924 Ordinary Shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for June 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard John GRELLMAN
Date of last notice	12 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 July 2003
No. of securities held prior to change	8,782 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	642 Ordinary Shares.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.11 per share
No. of securities held after change	9,424 Ordinary Shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for June 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Patrick HANDLEY
Date of last notice	12 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Crown Advisory Pty Limited ATF Superannuation Fund A/C. (see Nature of Change below)
Date of change	4 July 2003.
No. of securities held prior to change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; and • 1,261 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Class	Ordinary
Number acquired	642 Ordinary Shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.11 per share.
No. of securities held after change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; and • 1,903 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for June 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Meredith HELLICAR
Date of last notice	12 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund. (see Nature of Change below)
Date of change	4 July 2003.
No. of securities held prior to change	11,282 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.
Class	Ordinary
Number acquired	642 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.11 per share.
No. of securities held after change	11,924 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for June 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity:	AMP LIMITED
ABN:	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	The Right Honourable Victor Miles George Aldous Baron Killearn
Date of last notice	12 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 July 2003
No. of securities held prior to change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 1,282 shares held in the name of the Director.
Class	Ordinary
Number acquired	642 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.11 per share
No. of securities held after change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 1,924 shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for June 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Andrew Renard
Date of last notice	12 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 July 2003.
No. of securities held prior to change	• 6,367 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.
Class	Ordinary
Number acquired	642 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$5.11 per share.
No. of securities held after change	• 7,009 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for June 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

75

AMP

ASX Announcement

14 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **75/03**

AMP announces Share Purchase Plan pricing

AMP today announced that shareholders who participated in its recent Share Purchase Plan (SPP) would pay A$4.82 per share, following the close of the pricing period.

This price represents a 5 per cent discount to the volume weighted average price over the 15 trading days from 23 June 2003 to 11 July 2003.

The share price at the open of the pricing period on 23 June 2003 was A$5.15 and closed the period on 11 July 2003 at A$5.17. During the pricing period, the shares hit an intra-day high of A$5.30 (8 July 2003) and an intra-day low of A$4.90 (2 July 2003).

Shares will be allotted on 18 July 2003 and commence trading on the same day. Statements detailing the allocation of shares will be sent to participating shareholders by 7 August 2003.

AMP Chief Executive Officer Andrew Mohl said the allocation of SPP shares was the final step in the capital raising announced on 1 May 2003, which has raised A$1.72 billion.

Media inquiries
Matthew Coleman
Ph: 02 9257 2700
0421 611 138

Investor Relations
Mark O'Brien
Ph: 02 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

File No. 82-34713

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMP Limited

Documents furnished pursuant to Rule 12g3-2(b)

File No. 82-34713

VOLUME IV

Releases to the Australian Stock Exchange made in 2003

76

AMP
ASX Announcement

14 July 2003

Manager
Company Announcements Officer
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington, New Zealand

Announcement No: 76/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street'
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	103,721,441
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$4.82 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 19,867,482 shares issued to shareholders who have participated in the AMP Share Purchase Plan; • 83,853,959 shares issued pursuant to an Underwriting Agreement with UBS Warburg Australia Limited in relation to the AMP Share Purchase Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 July 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,419,618,993 + 103,721,441 ------------------- 1,523,340,434	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 14 July 2003: • 23,015,212 • 11,500,000	 • Various Classes issued on various dates • Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not* rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 July 2003
Company secretary

Print name: Prue Milne

== == == == ==

+ See chapter 19 for defined terms.

77

AMP

ASX Announcement

17 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 77/03

Form 604 – Notice of change of interests of substantial holder

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	**United Energy Limited**
ACN/ARSN	**064 651 029**

1. Details of substantial holder (1)

Name	**AMP Limited (ACN 079 354 519) and its related bodies corporate**
ACN/ARSN (if applicable)	**079 354 519**

There was a change in the interests of the substantial holder on	15 / 07 / 2003
The previous notice was given to the company on	05 / 09 / 2000
The previous notice was dated	05 / 09 / 2000

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	245,130,038	58.53%	421,770,972	100%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15/07/03	Power Partnership Pty Limited (ACN 070 061 282) ("PPL")	PPL holds 57.05% of ordinary shares in United Energy Limited ("UEL"). Under a scheme of arrangement ("Scheme"), PPL is to acquire the remaining 42.95% of UEL issued capital. The Scheme is now binding pursuant to sections 411(4) and 411(10) of the Corporations Act. As a result, PPL now has a relevant interest in 100% of the ordinary shares in UEL ("Shares") by virtue of section 608(1) of the Corporations Act. We refer to the scheme booklet lodged with ASIC in relation to the Scheme on 30 May 2003 ("Scheme Booklet"). A copy of the Court Order approving the Scheme is attached as Annexure A.	$570,688,530.30 (cash)	181,170,962 Ordinary Shares	181,170,962 Ordinary Shares
15/07/03	AMP Limited and its related bodies corporate ("AMP Group")	AMP Life Limited (ACN 079 300 379) ("AMP Life") and AMP Investment Services Pty Limited (ACN 063 986 989) ("AMPIS") (as trustee of certain trusts) together hold 40.87% of the shares in PPL in respect of which AMP Henderson Global Investors Limited (ACN 001 777 591) ("AMPHGI") acts as investment manager (for details see Annexure B). Accordingly, members of the		176,640,934 Ordinary Shares	176,640,934 Ordinary Shares

		AMP Group is deemed to have a relevant interest in 100% of the Shares by virtue of section 608(3)(b) of the Corporations Act. *Pursuant to the Scheme becoming effective* and following the "Power Partnership Reorganisation" (as described in section 4.3 of the Scheme Booklet), AMPHGI and AMPIS will collectively hold 66% of the shares in United Energy Distribution Holdings Pty Limited (ACN 104 381 660) (see below) through the Diversified Utility and Energy Trust No. 1 ("DUET1") (of which AMPHGI is the trustee) and the Diversified Utility and Energy Trust No. 2 ("DUET2") (of which AMPIS is the trustee) (collectively "DUET") which will be managed by AMPHGI. Accordingly, the AMP Group's relevant interest in 100% of the Shares will remain unchanged following the "Power Partnership Reorganisation" (by virtue of section 608(3) of the Corporations Act). As described in section 1.11 of the Scheme Booklet, prior to the Scheme becoming effective, AMPHGI and AMP Life Limited are the registered holders (as the manager and trustee respectively of certain trusts) of 3,739,708 and 4,587,447 UEL Shares respectively. Pursuant to the Scheme becoming effective, PPL shall acquire these Shares and accordingly, such Shares shall no longer be held by AMPHGI and AMP Life Limited.			
15/07/03	United Energy Distribution Holdings Pty Limited ACN (104 381 660) ("UED Holdings")	As described in section 4.3 of the Scheme Booklet, pursuant to the Scheme becoming effective and following the "Power *Partnership Reorganisation" (as described* in section 4.3 of the Scheme Booklet), UED Holdings will become the registered holder and beneficial owner of 100% of the issued capital in PPL. On that basis, UED Holdings is deemed to have a relevant interest in 100% of the Shares by virtue of section 608(3)(b) of the Corporations Act.		421,770,972 Ordinary Shares	421,770,972 Ordinary Shares

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Power Partnership Pty Limited (ACN 070 061 282) ("PPL")	PPL	PPL	PPL previously held 57.05% of issued capital in United Energy Limited ("UEL"). Under a scheme of arrangement ("Scheme"), PPL is to acquire the remaining 42.95% of *UEL issued capital. The Scheme is now binding pursuant to* sections 411(4) and 411(10) of the Corporations Act. As a result, PPL now has a relevant interest in 100% of the Shares by virtue of section 608(1) of the Corporations Act. We refer to the Scheme Booklet and Annexure A.	421,770,972 Ordinary Shares	421,770,972 Ordinary Shares
AMP Limited and its related bodies corporate ("AMP Group")	-		AMP Life Limited (ACN 079 300 379) ("AMP Life") and AMPIS (as trustee of certain trusts) together hold 40.87% of the shares in PPL in respect of which AMPHGI acts as investment manager (for details see Annexure B). Pursuant to the Scheme becoming effective and following the "Power Partnership Reorganisation" (as described in section 4.3 of the Scheme Booklet), AMP Group entities will collectively hold 66% of the shares in UED Holdings through DUET, which will be managed by AMPHGI. Accordingly, the AMP Group is deemed to have a relevant interest in 100% of the Shares by virtue of section 608(3) of the Corporations Act.	421,770,972 Ordinary Shares	421,770,972 Ordinary Shares
United Energy Distribution Holdings	-		As described in the Scheme Booklet, pursuant to the Scheme becoming effective and following the "Power	421,770,972 Ordinary	421,770,972 Ordinary

Pty Limited ACN (104 381 660) ("UED Holdings")			Partnership Reorganisation" (as described in section 4.3 of the Scheme Booklet), UED Holdings will become the registered holder and beneficial owner of 100% of the issued capital in PPL. On that basis, UED Holdings is deemed to have a relevant interest in 100% of the Shares by virtue of section 608(3)(b) of the Corporations Act.	Shares	Shares

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
United Energy Distribution Holdings Pty Limited ("UED Holdings")	Pursuant to the Scheme becoming effective and following the "Power Partnership Reorganisation" (as described in section 4.3 of the Scheme Booklet).

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
United Energy Limited	Level 13, 101 Collins Street, Melbourne Vic 3000
Power Partnership Pty Limited	Level 13, 101 Collins Street, Melbourne VIC 3000
United Energy Distribution Holdings Pty Limited	c/- AMP Henderson Global Investors Limited, Level 12, 50 Bridge Street, Sydney NSW 2000
AMP Limited and its related bodies corporate	Level 24, AMP Building, 33 Alfred Street, Sydney NSW 2000

Signature

print name PRUE MILNE capacity COMPANY SECRETARY

sign here [signature] date 17/ 7 /2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

IN THE SUPREME COURT OF VICTORIA AT MELBOURNE
COMMERCIAL AND EQUITY DIVISION
CORPORATIONS LIST

No 5992 of 2003

IN THE MATTER OF SECTION 411 OF THE *CORPORATIONS ACT 2001* (CTH)

and

IN THE MATTER OF UNITED ENERGY LIMITED (ACN 064 651 029)

and

IN THE MATTER OF A PROPOSED SCHEME OF ARRANGEMENT BETWEEN UNITED ENERGY LIMITED AND ITS MEMBERS

SUPREME COURT OF VICTORIA JUDGE'S ASSOCIATE

ORDER

JUDGE:	The Honourable Justice Gillard
DATE MADE:	15 July 2003
ORIGINATING PROCESS:	Originating Process filed on 27 May 2003
HOW OBTAINED:	Return of Interlocutory Process filed on 4 July 2003 and pursuant to Order made on 30 May 2003
ATTENDANCE:	Mr Joseph G Santamaria, one of Her Majesty's Counsel, for the Applicant
OTHER MATTERS:	The Court noted a letter dated 11 July 2003 from the Australian Securities and Investments Commission indicating that it did not oppose the orders sought.

This is Annexure A of 11 pages refered to in Form 604, Notice of Change of interests of Substantial holder signed by AMP Limited (ACN 029 354 519) and dated 17 July 2003. This Annexure A contains a true copy of the Court Order dated 15 July 2003.

Dated this 17 day of July 2003

Signed [signature]

Name PRUE MILNE

Date 17 JULY 2003

The Court read:

(a) the affidavit of Jeffrey Andrew Salton sworn on 27 June 2003;

(b) the affidavit of Timothy Martin Bond sworn on 27 June 2003;

(c) the affidavit of Anthony Nicholas Carr sworn on 27 June 2003;

(d) the affidavit of Terence Bernard Gunn sworn on 27 June 2003;

(e) the third affidavit of Lyndon Arthur Goulding sworn on 27 June 2003;

(f) the second affidavit of Robert William Pick sworn on 27 June 2003;

(g) the affidavit of Wendy Lynette Rae sworn on 9 July 2003;

(h) the fourth affidavit of Lyndon Arthur Goulding sworn on 10 July 2003;

(i) the second affidavit of Timothy Martin Bond sworn on 10 July 2003;

(j) the affidavit of John Forrest Haymen Clark sworn on 10 July 2003;

(k) the fifth affidavit of Lyndon Arthur Goulding sworn on 11 July 2003;

(l) the second affidavit of Wendy Lynette Rae sworn on 11 July 2003;

(m) the sixth affidavit of Lyndon Arthur Goulding sworn on 15 July 2003;

(n) the affidavit of John Raymond Cahill sworn on 15 July 2003; and

(o) the affidavit of Philip Stuart Garling sworn on 15 July 2003.

THE COURT ORDERS AND DECLARES THAT:

1. The scheme of arrangement between United Energy Limited (ACN 064 651 029) (***United Energy***) and the holders of fully paid ordinary shares in the capital of United Energy (other than Power Partnership Pty Ltd (ACN 070 061 282)), a copy of which is set out in Schedule A to this Order, be and is hereby approved.

2. Compliance with section 411(11) of the *Corporations Act 2001* (Cth) in relation to the scheme of arrangement referred to in order 1 above be dispensed with.

3. The solicitors for United Energy draw up this Order to be signed by a Judge pursuant to Rule 60.04.

Dated 15 July 2003

IN THE SUPREME COURT
15 JUL 2003
ASSOCIATE TO MR JUSTICE GILLARD

Judge

SUPREME COURT OF VICT... JUDGE'S ASSOCIA...

SCHEDULE A TO THE GENERAL FORM OF ORDER

DATED 15 JULY 2003

This is Schedule A of 8 pages to the General Form of Order signed by the Honourable Justice Gillard and dated 15 July 2003.

IN THE SUPREME COURT
15 JUL 2003
ASSOCIATE TO MR JUSTICE GILLARD

Gillard J.

SUPREME COURT OF VICTORIA
JUDGE'S ASSOCIATE

Scheme of Arrangement

Pursuant to section 411 of the Corporations Act 2001 (Cth)

Between

United Energy Limited (ABN 70 064 651 029) of Level 13, 101 Collins Street, Melbourne, Victoria, Australia

And

The holders of fully paid ordinary shares in United Energy Limited (other than PPL)

1. Definitions and interpretation

1.1 Definitions

In this document, the following definitions apply unless the context requires otherwise.

Alinta means AlintaGas Limited (ABN 40 087 857 001).

AMPIS means AMP Investment Services Pty Ltd (ABN 71 063 986 987).

AMP Henderson means AMP Henderson Global Investors Limited (ABN 59 001 777 591).

AMP Life means AMP Life Limited (ABN 84 079 300 379).

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Business Day means a day that is not a Saturday, Sunday or public holiday in Melbourne, Sydney or Perth.

CHESS means the Clearing House Electronic Subregister System for the electronic transfer of securities, operated by ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Supreme Court of Victoria.

Court Order Time means 8.00am (Melbourne time) on the first day on which the Court hears the application for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned or appealed application is heard.

Deed Poll means the Deed Poll dated 22 April 2003 executed by PPL, pursuant to which PPL covenants to perform the obligations contemplated of it under the Scheme.

Excluded Shares means any UEL Shares held at the Record Date by PPL.

Implementation means implementation of the Scheme (if it becomes effective pursuant to section 411(10) of the Corporations Act) in accordance with its terms.

Implementation Agreement means the Implementation Agreement dated 22 April 2003 between UEL, AlintaGas, AMP Henderson, AMPIS, AMP Life and PPL, relating to the implementation of the proposed merger of PPL and UEL.

Implementation Date means the first Business Day after the Record Date.

Listing Rule means a Listing Rule of ASX.

PPL means Power Partnership Pty Ltd (ABN 48 070 061 282).

Record Date means 5.00pm (Melbourne time) on the day which is the fifth Business Day after the Scheme Effective Date, or any other date agreed with ASX to be the record date to determine entitlements to receive Scheme Consideration pursuant to the Scheme.

Registered Address means, in relation to a UEL Shareholder, the address shown in the UEL Register.

SCH Business Rules means the operating rules of ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Consideration means the amount of $3.15 for each Scheme Share.

Scheme Effective Date means the date on which an office copy of the order of the Court approving the Scheme is lodged with ASIC.

Scheme Shareholder means any UEL Shareholder at the Record Date, after the registration of all transfers and transmission applications in accordance with Clause 5.1(b).

Scheme Shares means all UEL Shares on issue at the Record Date other than the Excluded Shares.

UEL means United Energy Limited (ABN 70 064 651 029).

UEL Loan Share Plans means:

(a) the United Energy Share Acquisition Loan Plan (the rules of which were summarised in section 7.7 of the prospectus issued by UEL dated 16 March 1998); and

(b) the United Energy Loan Share Plan (the rules of which were approved by the directors of UEL on 19 June 2001).

UEL Register means the register of UEL members maintained pursuant to sections 168 and 169 of the Corporations Act.

UEL Share Registry means Computershare Investor Services Pty Ltd (ABN 48 078 279 277) of Level 12, 565 Bourke Street, Melbourne, Victoria, Australia.

UEL Shareholder means a person registered in the UEL Register as the holder of UEL Shares.

UEL Share means a fully paid ordinary share in UEL.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) A reference to a Clause is a reference to a clause of this document.

(d) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to a person, corporation, trust, partnership, unincorporated body, government agency or other entity includes any of them.

(f) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns.

(g) A reference to an agreement or document (including, without limitation, a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document.

(h) A reference to any legislation or to a provision of any legislation includes a modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

(j) A reference to *$* is to the lawful currency of Australia.

2. Preliminary

UEL

2.1 UEL is a public company incorporated in Australia and registered in Victoria and is a company limited by shares. Its registered office is at Level 13, 101 Collins Street, Melbourne, Victoria, Australia.

2.2 UEL has been admitted to the official list of ASX and UEL Shares have been granted official quotation on the stock market conducted by ASX.

2.3 As at 14 April 2003, 421,100,972 UEL Shares were on issue.

PPL

2.4 PPL is a proprietary company incorporated in Australia and registered in Victoria and is a company limited by shares. Its registered office is at Level 13, 101 Collins Street, Melbourne, Victoria, Australia.

Summary of the Scheme

2.5 If the Scheme becomes effective then:

(a) all the Scheme Shares will be transferred to PPL, and PPL will provide the Scheme Consideration to Scheme Shareholders in accordance with the provisions of the Scheme; and

(b) UEL will enter the name of PPL in the UEL Register in respect of the Scheme Shares.

2.6 UEL, Alinta, AMP Henderson, AMPIS, AMP Life and PPL have agreed, by executing the Implementation Agreement, to implement the terms of the Scheme and perform their respective obligations under the Scheme and the Implementation Agreement.

2.7 PPL has executed a Deed Poll in favour of the Scheme Shareholders pursuant to which it has covenanted to carry out the obligations contemplated of it under the Scheme.

3. Conditions precedent

3.1 The Scheme is conditional on:

(a) all of the conditions set out in clause 2.1 of the Implementation Agreement, other than the conditions contained in clauses 2.1(d), 2.1(n)(iv) and (q) of the Implementation Agreement, having been satisfied or waived in accordance with the terms of the Implementation Agreement, as at the Court Order Time;

(b) the conditions in clauses 2.1(d), 2.1(n)(iv) and (q) of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement, as at the time immediately prior to Implementation;

(c) as at the Court Order Time and the time immediately prior to Implementation, the Implementation Agreement having not been terminated; and

(d) such other conditions imposed by the Court under section 411(6) of the Corporations Act as are acceptable to PPL, Alinta, AMP Henderson, AMPIS, AMP Life and UEL.

3.2 The fulfilment of each condition in Clause 3.1 is a condition precedent to the binding effect of the Scheme.

3.3 The Scheme will lapse and be of no further force or effect if the Scheme Effective Date has not occurred on or before 31 August 2003 or such later date as the Court, with the consent of UEL, Alinta, AMP Henderson, AMPIS, AMP Life and PPL, may order.

4. The Scheme

4.1 UEL will lodge with ASIC office copies of the Court order approving the Scheme under section 411(4)(b) of the Corporations Act as soon as practicable and by no later than 5.00pm on the first Business Day after the date on which the Court makes those orders.

4.2 The Scheme will come into effect on the Scheme Effective Date.

4.3 On or before 12.00pm (Melbourne time) on the Implementation Date:

(a) PPL must provide evidence to UEL that the Scheme Consideration is or will be available for distribution to Scheme Shareholders in accordance with the Scheme;

(b) all of the Scheme Shares will be transferred to PPL without the need for any further act by any Scheme Shareholder (other than acts performed by UEL as attorney and agent of the Scheme Shareholders under Clause 7.5);

(c) UEL will deliver to PPL duly completed and executed share transfer forms to transfer all of the Scheme Shares to PPL;

(d) the Scheme Shares together with all rights and entitlements attaching to the Scheme Shares as at that time will be transferred to PPL; and

(e) in consideration for the transfer of the Scheme Shares, PPL will provide the Scheme Consideration to each Scheme Shareholder in respect of each Scheme Share registered in the name of that Scheme Shareholder in the UEL Register on the Record Date.

4.4 PPL will immediately execute the share transfer forms referred to in Clause 4.3(c) as transferee and deliver the share transfer forms to UEL for registration.

4.5 UEL will, immediately following receipt of the transfer forms in respect of the Scheme Shares, enter the name and address of PPL in the UEL Register in respect of the Scheme Shares.

5. Dealings in Shares

5.1 For the purpose of establishing the persons who are Scheme Shareholders, dealings in UEL Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the UEL Register as the holder of the relevant UEL Shares by the Record Date; and

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the UEL Share Registry by the Record Date.

5.2 UEL will register registrable transfers or transmission applications of the kind referred to in Clause 5.1(b) by, or as soon as practicable after, the Record Date.

5.3 UEL will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of Scheme Shares received after the Record Date.

5.4 For the purpose of determining entitlements to the Scheme Consideration, UEL will, until the Scheme Consideration has been provided, maintain or procure the maintenance of the UEL Register in accordance with this Clause 5, and the UEL Register in this form will solely determine entitlements to the Scheme Consideration.

5.5 From the Record Date, all holding statements for UEL Shares will cease to have effect as documents of title, and each entry on the UEL Register at the Record Date will cease to have any effect other than as evidence of the entitlements of Scheme Shareholders to the Scheme Consideration.

5.6 On or before 9.00am on the Implementation Date, UEL will give to PPL details of the names and addresses shown in the UEL Register of all Scheme Shareholders and of the number of Scheme Shares held by each of them on the Record Date.

6. Quotation of UEL Shares

6.1 It is expected that the suspension of trading in UEL Shares on the stock market conducted by ASX will occur from the close of trading on the day on which UEL notifies ASX that the Court has approved the Scheme under section 411(4)(b) of the Corporations Act.

6.2 At a time after Implementation to be determined by PPL, UEL will apply for termination of the official quotation on the stock market conducted by ASX of UEL Shares and will apply to have itself removed from the official list of ASX.

7. General Scheme Provisions

Scheme consideration

7.1 The obligations of PPL to pay the Scheme Consideration will be satisfied by PPL performing its obligations under Clause 4.3(a) and by PPL then dispatching or procuring the dispatch within five Business Days of the Implementation Date to each Scheme Shareholder by pre-paid post to their registered address a pre-printed cheque in the name of that Scheme Shareholder for the amount equal to:

(a) the number of Scheme Shares held by that Scheme Shareholder multiplied by the Scheme Consideration, less

(b) any amount owed by that Scheme Shareholder to UEL on the Implementation Date under the terms of a loan advanced to that Scheme Shareholder by UEL pursuant to a UEL Loan Share Plan.

In the case of joint holders of Scheme Shares, a cheque shall be payable and forwarded to the holder whose name appears first in the UEL Register at the Record Date.

7.2 PPL must pay the aggregate of all amounts deducted under Clause 7.1(b) to UEL within five Business Days of the Implementation Date, by electronic funds transfer in Australian currency, and such payment will constitute a full and final discharge of each relevant Scheme Shareholder's obligations under the loans referred to in Clause 7.1(b).

Scheme alterations and conditions

7.3 If the Court proposes to approve the Scheme subject to any alterations or conditions, UEL may, by its counsel or solicitors but subject to the prior approval of PPL, Alinta, AMP Henderson, AMP Life and AMPIS consent on behalf of all persons concerned to those alterations or conditions.

Covenants by Scheme Shareholders

7.4 Each Scheme Shareholder:

(a) agrees to the transfer of their Scheme Shares to PPL, in accordance with the Scheme;

(b) without the need for any further act, irrevocably appoints UEL and each of its directors and officers, jointly and severally, as that Scheme Shareholder's attorney and agent for the purpose of executing any document or doing any other act necessary to give full effect to the Scheme and the transactions contemplated by it, including without limitation, the provision of a proper instrument of transfer of that Scheme Shareholder's Scheme Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer of all or part of the Scheme Shares); and

(c) consents to UEL doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it.

7.5 From the Effective Date until UEL registers PPL as the holder of all Scheme Shares in the UEL Register, each Scheme Shareholder is deemed to have appointed UEL as its attorney and agent (and directed UEL in such capacity) to appoint the Chairman of PPL as its sole proxy and, where applicable, corporate representative to attend shareholder meetings of UEL, exercise the votes attaching to the Scheme Shares of which they are the registered holder and sign any UEL Shareholders' resolution, and no Scheme Shareholder may attend or vote at any of those meetings or sign or any resolutions (whether in person, by proxy or by corporate representative) other than pursuant to this Clause 7.5. UEL undertakes in favour of each Scheme Shareholder that it will appoint the Chairman of PPL as the Scheme Shareholder's proxy or, where applicable, corporate representative in accordance with this Clause 7.5.

Status of Scheme Shares

7.6 The Scheme Shares transferred to PPL under the Scheme will be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise. The Scheme Shareholders are deemed to have warranted to PPL that all their Scheme Shares (including any rights and entitlements attaching to those shares) which are transferred to PPL under the Scheme will, at the date of the transfer of them to PPL, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and that they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those shares).

7.7 PPL will be beneficially entitled to the Scheme Shares transferred to it under the Scheme pending registration by UEL of the name and address of PPL in the UEL Register as the holder of the Scheme Shares.

Effect of Scheme

7.8 The Scheme binds UEL and all Scheme Shareholders and, to the extent of any inconsistency, overrides the constitution of UEL.

Notices

7.9 Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to UEL, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at UEL's registered office.

Further assurances

7.10 UEL will do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it.

Costs

7.11 UEL will pay the costs of the Scheme, except that PPL will pay any stamp duty payable on the transfer by Scheme Shareholders of the Scheme Shares to PPL.

Proper law

7.12 The proper law of the Scheme is the law of Victoria.

This is Annexure B of one page referred to in Form 604, Notice of change of interests of substantial holder signed by AMP Limited (ACN 029 354 519) and dated 17 July 2003.

Annexure B

AMP Life Limited and AMP Investment Services Pty Limited

AMPIS holds directly or through a custodian 28.8% of the issued shares in PPL on behalf of the following trusts: Australian Energy Fund, Infrastructure Equity Fund, Private Capital Trust No. 6 and Private Capital Trust No. 7.

AMP Life holds 11.9% of the issued shares in PPL.

Each shareholder of PPL is a party to a Restated and Amended Shareholders Agreement dated 16 March 1998 which contains certain provisions the effect of which is that each PPL shareholder has "control" of PPL (within the meaning of section 608(3) of the Corporations Act). (See Annexure B of the Form 603, Notice of Initial Substantial Holder signed by AMP Limited (ACN 029 354 519) and dated 8 October 2002 in relation to AlintaGas Limited (ACN 067 857 001) for a copy of this agreement).

As a result, AMPIS and AMP Life and their related bodies corproate each have a deemed relevant interest in the Shares by virtue of section 608(3) of the Corporations Act.

Signed ...[signature]...

Name ...PRUE MILNE...

Date 17 July 2003

~8842990

78

ASX Announcement

17 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **78/03**

Notice under paragraph 5 of Category 1 of Schedule C to ASIC Class Order 02/1180 relating to Share Purchase Plan

AMP Limited previously announced details of its Share Purchase Plan underwritten by UBS to the extent of $500 million. The ordinary shares issued under the Share Purchase Plan are expected to be quoted on the Australian Stock Exchange (ASX) today.

This announcement is provided for the purposes of confirming with the ASX the satisfaction by AMP of all requirements under paragraph 5 of Category 1 of Schedule C to Class Order 02/1180 ("CO 02/1180").

For the purpose of paragraph 5 of Category 1 of Schedule C to CO 02/1180, AMP confirms that all information of the kind that would be required to be disclosed under subsection 713(5) if a prospectus were to be issued in reliance on section 713 in relation to an offer of ordinary shares in AMP has been disclosed to the ASX.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

79

AMP

ASX Announcement

18 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 79/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,108
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	29,108 shares @A$5.16 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	the shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,340,434 + 29,108 ------------------- 1,523,369,542	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 23,015,212	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 July 2003

Print name: Prue Milne, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

80

ASX Announcement

21 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 80/03

Notice of ceasing to be a substantial holder – Form 605

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: **AMP Shopping Centre Trust**

ARSN: **087 393 397**

1. Details of substantial holder (1)

Name: **AMP Life Limited (ACN 079 300 379), AMP Henderson Global Investors Limited (ACN 001 777 591), AMP Pacific Fair Pty Limited (ACN 103 734 890), AMP Macquarie Limited (ACN 103 734 890) ("AMP Co-owners")**

ACN/ARSN (if applicable): **See above**

The holder ceased to be a substantial holder on: 17/07/03

The previous notice was given to the company on: 11/07/2003

The previous notice was dated: 11/07/2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to changes (5)	Class (6) and number of securities affected	Person's votes affected
17/07/03	AMP Life Limited	Acceptance of takeover offer from Westfield dated 10 June 2003	$547,239.60	304,022 ordinary units	304,022
17/07/03	Cogent Nominees Pty Limited	Acceptance of takeover offer from Westfield dated 10 June 2003	$381,497.40	211,943 ordinary units	211,943

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Westfield Management Limited (ACN 001 670 579) as responsible entity of Westfield Trust (ARSN 090 849 746) (**"Westfield"**)	Prior to the changes referred to in item 3 above, Westfield and the AMP Co-owners were associates for the reasons described in the notice by AMP Limited and its related bodies corporate dated 28 May 2003. Because the AMP Co-owners no longer have a relevant interest in any units in AMP Shopping Centre Trust, this association has ceased.

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Each of the members of the Westfield Holdings Group	Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011
AMP Life Limited, AMP Henderson Global Investors Limited, AMP Pacific Fair Pty Limited and AMP Macquarie Pty Limited	33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000

Signature

print name PRUDENCE MILNE capacity COMPANY SECRETARY

sign here [signature] date 21/07/2003

81

AMP

ASX Announcement

22 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 81/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,767
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	13,767 shares @A$5.11 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	the shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,369,542 + 13,767 ------------------- 1,523,383,309	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 23,015,212	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 July 2003

Print name: Prue Milne, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

82

ASX Announcement

24 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 82/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of last notice	17 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 July 2003
No. of securities held prior to change	• 155,243 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,545 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 365,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Class	Ordinary
Number acquired	1,037 Ordinary shares
Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.82 per share
No. of securities held after change	• 156,280 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,545 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 350,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were issued to the Director as a result of his participation in the AMP Share Purchase Plan, which closed on 13 June 2003.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	10 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund. (see nature of change below)
Date of change	18 July 2003
No. of securities held prior to change	• 36,488 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 2,246 Ordinary Shares in the name of the Director; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Class	Ordinary
Number acquired	1,037 Ordinary Shares

+ See chapter 19 for defined terms.

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.82 per share.
No. of securities held after change	• 37,525 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 2,246 Ordinary Shares in the name of the Director; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were issued to the Director as a result of his participation in the AMP Share Purchase Plan, which closed on 13 June 2003.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Meredith HELLICAR
Date of last notice	10 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund. (see nature of change below)
Date of change	18 July 2003.
No. of securities held prior to change	11,924 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.
Class	Ordinary
Number acquired	1,037 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.82 per share.
No. of securities held after change	12,961 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were issued to the Director as a result of his participation in the AMP Share Purchase Plan, which closed on 13 June 2003.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Andrew Renard
Date of last notice	10 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 July 2003.
No. of securities held prior to change	• 7,009 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.
Class	Ordinary
Number acquired	1,037 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.82 per share.
No. of securities held after change	• 8,046 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were issued to the Director as a result of his participation in the AMP Share Purchase Plan, which closed on 13 June 2003.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

83

ASX Announcement

25 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 83/03

Form 605 - Notice of ceasing to be a substantial holder

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	**Alinta Limited**
ACN/ARSN	**087 857 001**

1. Details of substantial holder (1)

Name	**AMP Limited (ACN 079 354 519) and its related bodies corporate**
ACN/ARSN (if applicable)	**079 354 519**

The holder ceased to be a substantial holder on	23/07/2003
The previous notice was given to the company on	09/10/2002
The previous notice was dated	09/10/2002

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to changes (5)	Class (6) and number of securities affected	Person's votes affected
23 July 2003	United Energy Limited (ACN 064 651 029) ("**UEL**") and each of its subsidiaries ("**United Energy Group**")	At the date of AMP Limited's previous notice (9 October 2002), WA Gas Holdings Pty Limited (ACN 093 370 739) ("**WAGH**") was the registered holder and beneficial owner of 72,000,000 ordinary shares in Alinta Limited ("**Alinta**"), to each of which is stapled one loan note ("**Shares**" or "**Stapled Securities**"). At the same date, UEL had disclosed to Alinta that it held 50% of the shares in WAGH, and that accordingly, each member of the United Energy Group was deemed to have a relevant interest in the Shares by virtue of section 608(3)(a) of the Corporations Act. On 7 May 2003, Alinta announced that Alinta had bought back 36,000,000 Shares from WAGH. Accordingly, the number of Shares held by WAGH was reduced to 36,000,000 Shares. UEL also became the owner of 100% of the shares in WAGH. On 23 July 2003, UEL sold all of the shares it held in WAGH to Alinta. Accordingly, UEL and each member of the United Energy Group no longer have a relevant interest in the Shares. See Annexure A for a copy of the Non Distribution Assets Sale and Purchase Agreement under which the Shares were sold.	The consideration for the WAGH shares sold to Alinta was $153,000,000	36,000,000 Stapled Securities	36,000,000 Stapled Securities
23 July 2003	Power Partnership Pty Limited (ACN 070 061 282) ("**PPPL**")	As at the date of AMP Limited's previous notice, PPPL held 57.21% of the shares in UEL. Accordingly, PPPL was deemed to have a relevant interest in the Shares by virtue of section 608(3) of the Corporations Act. PPPL now holds 100% of the shares	-	36,000,000 Stapled Securities	36,000,000 Stapled Securities

		in UEL. However, as UEL has sold all of its shares in WAGH, PPPL is no longer deemed to have that relevant interest.			
23 July 2003	AMP Limited and its related bodies corporate ("AMP Group")	As at the date of AMP Limited's previous notice, AMP Life Limited and AMP Investment Services Pty Limited (ACN 063 986 989) (as trustee of certain trusts) together held 40.87% of the shares in PPPL in respect of which AMP Henderson Global Investors Limited (ACN 001 777 591) acted as investment manager. Accordingly, members of the AMP Group were deemed to have a relevant interest in the Shares by virtue of section 608(3) of the Corporations Act. As UEL has sold all of its shares in WAGH, the AMP Group is no longer deemed to have that relevant interest.		36,000,000 Stapled Securities	36,000,000 Stapled Securities

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
United Energy Limited	Level 13, 101 Collins Street, Melbourne, VIC 3000
Power Partnership Pty Limited	Level 13, 101 Collins Street, Melbourne, VIC 3000
AMP Limited and its related bodies corporate	Level 24, AMP Building, 33 Alfred Street, Sydney, NSW 2000
WA Gas Holdings Pty Limited	Level 13, 101 Collins Street, Melbourne, VIC 3000

Signature

print name PRUE MILNE capacity SECRETARY

sign here [signature] date 25/ 7/ 2003

BLAKE DAWSON WALDRON

LAWYERS

Non Distribution Assets Sale and Purchase Agreement

Alinta Limited

ABN 40 087 857 001

United Energy Limited

ABN 70 064 651 029

United Energy Finance Pty Limited

ABN 12 072 214 932

UEIP Pty Ltd

ABN 20 090 995 725

This is Annexure A of 19 pages referred to in Form 605, Notice of Ceasing to be a Substantial Holder signed by AMP Limited (ACN 079 354 519) and dated 25 July 2003. This Annexure A contains a true copy of the Non Distribution Assets Sale and Purchase Agreement dated 23 July 2003.

Dated this 25 day of July 2003.

Signed [signature]

Name PRUE MILNE

Date. 25 JULY 2003

Execution Version

Level 39
101 Collins Street
MELBOURNE VIC 3000
Telephone: 9679 3000
Fax: 9679 3111

23 July 2003

Ref: LAWK JWLA 09 1315 5927

CONTENTS

Schedule

NON DISTRIBUTION ASSETS SALE AND PURCHASE AGREEMENT

DATE 23 JULY 2003

PARTIES

United Energy Limited ABN 70 064 651 029 ("**First Vendor**")

United Energy Finance Pty Limited ABN 12 072 214 932 in its capacity as trustee for the United Energy Finance Trust ("**Second Vendor**")

UEIP Pty Ltd ABN 20 090 995 725 ("**Third Vendor**") (together the "**Vendors**")

Alinta Limited ABN 40 087 857 001 ("**Buyer**")

RECITALS

A. The First Vendor and Second Vendor are the owners of the Share Assets and Loan Assets respectively, and the First Vendor and Third Vendor are owners of the Intellectual Property Assets.

B. The Buyer has agreed to buy and the Vendors have agreed to sell the Share Assets, Loan Assets and Intellectual Property Assets in accordance with the terms and conditions set out in this agreement.

OPERATIVE PROVISIONS

1. **INTERPRETATION**

1.1 **Definitions**

The following definitions apply in this document.

Actual Net Debt means the actual amount of Net Debt as at the Completion Date.

Adjusted Aggregate Purchase Price means the Aggregate Purchase Price as adjusted under clause 3.2.

Agreement for NDASA means the Agreement for the Non Distribution Assets Sale and Purchase Agreement between the Buyer and the AMP Entities dated [ ] 2003.

Aggregate Purchase Price means the amount determined under Schedule 1 (except that in calculating the Aggregate Purchase Price, Net Debt will be the Assumed Net Debt).

Alinta Finance means Alinta Finance Pty Ltd ABN 94 089 531 993.

AMP Entities means AMP Henderson Global Investors Limited ABN 59 001 777 591 in its capacity as trustee of Diversified Utility and Energy Trust No. 1 and AMP Investment Services Pty Ltd ABN 71 063 986 989 in its capacity as trustee of Diversified Utility and Energy Trust No. 2, acting severally.

Announcement means a press release, announcement or other public statement.

Aquila means Aquila Inc of 20 West Ninth Street, Kansas City MO 6415-1711 USA.

Assets means the Loan Assets, the Share Assets and the Intellectual Property Assets.

Assumed Net Debt means the amount determined under Schedule 2 and is based on the assumptions contained in Schedule 2.

Authorisation means:

(a) an authorisation, consent, declaration, exemption, notarisation or waiver, however it is described; and

(b) in relation to anything that could be prohibited or restricted by law if a public authority acts in any way within a specified period, the expiry of that period without that action being taken,

including any renewal or amendment.

Borrower means Uecomm under the Uecomm Loan.

Business Day means a day not being a Saturday, Sunday or public holiday in Melbourne, Sydney.

Claims means any allegation, debt, cause of action, liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent whether at law, in equity, under statute or otherwise and which any party may have against another in connection with a Company, its subsidiaries or the business of any Company.

Company means each of Uecomm, NPS, and WAGH.

Completion means completion of the sale and purchase of the Assets in accordance with clause 4.

Completion Date means the Implementation Date (as that term is defined in the Implementation Agreement) or such other date as the Vendors and Buyer agree.

Controller means in relation to a person's property:

(a) a receiver or receiver and manager of that property; or

(b) anyone else who (whether or not as agent for the person) is in possession, or has control, of that property to enforce an encumbrance.

Corporations Act means the *Corporations Act 2001* (Cth).

Cut-off Date means 14 April 2003.

Encumbrance means any interest or power:

(a) reserved in or over any interest in any asset including, without limitation, any retention of title; or

(b) created or otherwise arising in or over any interest under a bill of sale, mortgage, charge, lien, pledge, trust or power, by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created.

Financier means a provider of debt finance to Uecomm or UEL.

Government Agency means any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Implementation has the meaning given to it in the Implementation Agreement.

Implementation Agreement means the agreement between United Energy Limited, Power Partnership Pty Limited, Alinta Limited, AMP Life Limited, AMP Investment Services Pty Ltd and AMP Henderson Global Investors Limited dated 22 April 2003.

Insolvency Event means, for a person, being in liquidation or provisional liquidation or under administration, having a controller (as defined in the Corporations Act) or analogous person appointed to it or any of its property, being unable to pay its debts or otherwise insolvent or bankrupt, the taking of any step that could result in the person becoming an insolvent under administration (as defined in section 9 of the Corporations Act or any analogous provision of the laws of any jurisdiction), commencing any proceedings or other action under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganisation or relief of debtors, seeking to adjudicate it as bankrupt or insolvent or have other relief with respect to it or its debts (or having such a proceeding or action commenced against it), entering into a compromise or arrangement with, or assignment for the benefit of, any of its members or creditors, or any analogous event under the laws of any jurisdiction.

Intellectual Property means all present and future rights conferred by state, common law or equity in or in relation to any copyright, trade marks, designs, patents, circuit layouts, plant varieties, business and domain names, inventions, confidential information, and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields.

Intellectual Property Assets means:

(a) the Trade Mark and Patent Assets;

(b) the Technology and Intellectual Property Licences;

(c) the Intellectual Property or IT Assets assigned under clauses 4.4(a)(i) and 4.4(b)(i); and

(d) the licence to use Intellectual Property in clauses 4.4(a)(iii) and 4.4(b)(iii).

IT Assets means information technology systems hardware and software.

Legal Liability means a duty, liability or obligation affecting the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Loan Assets means the amounts advanced by the Second Vendor to Uecomm under the Uecomm Loan.

Loss means damage, loss, cost, expense or liability incurred by the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Net Debt has the meaning set out in Schedule 1.

NPS means National Power Services Pty Limited ABN 82 073 613 733.

Panel means the panel formed in accordance with clause 13.1(b) for the purpose of resolving disputes under clause 13.

Patent Licence means the Patent Licence agreement dated 10 August 2000 between the First Vendor and Uecomm.

PPL means Power Partnership Pty Limited ABN 48 070 061 282.

Representative of a party includes an employee, agent, officer, director, adviser, partner, joint venturer or sub-contractor of that party.

Share Assets means the shares owned by the First Vendor in each of the following subsidiaries of the First Vendor:

(a) Uecomm ("**Uecomm Shares**");

(b) NPS ("**NPS Shares**"); and

(c) WAGH ("**WAGH Shares**").

Solely means, that the items so described must be used for or by NPS or Uecomm, as the case may be, only and for no other purpose or by no other person.

Sunset Date means 31 August 2003, subject to any extension under clause 2.6 of the Implementation Agreement.

Tax means taxes, levies, imposts, deductions, charges, withholdings and duties (excluding stamp duties), together with any related interest, penalties, fine and other statutory charges whether accruing before or after Completion.

Technology includes but is not limited to information technology systems, hardware and software.

Technology and Intellectual Property Licences means:

(a) in the case of clause 4.4(a)(ii), all agreements relating Solely to the NPS business or the Uecomm business under which the First Vendor obtains the right to use, or receive services (such as maintenance and support) in relation to Intellectual Property or Technology; and

(b) in the case of clause 4.4(b)(ii), all agreements relating Solely to the NPS business or the Uecomm business under which the Third Vendor obtains the right to use, or

receive services (such as maintenance and support) in relation to Intellectual Property or Technology.

Trade Mark and Patent Assets means the trade marks and patents specified in Schedule 5.

Uecomm Trade Marks means any of the trade marks set out in Part 1 of Schedule 5.

Trade Mark Licence means the Trade Mark Licence agreement dated 10 August 2000 between the First Vendor and Uecomm.

Uecomm means Uecomm Limited ABN 56 079 083 195.

Uecomm Loan means the loan facility letter between the First Vendor and Uecomm dated 29 June 2000 assigned to the Second Vendor under an Assignment Deed between the First Vendor and the Second Vendor dated 15 May 2002.

Uecomm Loan Deed of Novation means the agreement in the form of Schedule 6.

Uecomm Resigning Director means Keith Gerard Stamm, Robert Walter Holzwarth, Douglas Philip Evanson and Leigh Loddington Hall.

UEL Scheme means the scheme of arrangement proposed by PPL in respect of shares in United Energy Limited not already owned by it.

WAGH means WA Gas Holdings Limited ABN 47 093 370 739.

Warranties means the warranties, representations in this agreement, including without limitation clause 6 and Schedule 4.

Wholly Owned Company means a company that is a wholly owned subsidiary of a Company.

1.2 **Rules for interpreting this agreement**

Headings and catchwords are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this agreement, except where the context makes it clear that a rule is not intended to apply.

(a) Unless the contrary intention appears, a reference in this agreement to:

(i) **(legislation)** legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) **(documents/agreements)** a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) **(parties)** a party to this agreement or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv) **(persons)** a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v) **(parts of things)** anything (including a right, obligation or concept) includes each part of it.

(b) **(number)** A singular word includes the plural, and vice versa.

(c) **(gender)** A word which suggests one gender includes the other genders.

(d) **(parts of speech)** If a word is defined, another part of speech has a corresponding meaning.

(e) A reference to **dollars** or **$** is to an amount in Australian currency.

(f) **(examples)** If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(g) The words "**subsidiary**", "**holding company**" and "**related body corporate**" have the same meaning as in the Corporations Act.

(h) **(Corporations Act)** If a word is defined in the Corporations Act, it has the same meaning in this agreement, unless the context requires otherwise.

1.3 Business Days

If the day on or by which a person must do something under this agreement is not a Business Day:

(a) if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b) in any other case, the person must do it on or by the previous Business Day.

2. AGREEMENT TO SELL AND BUY THE ASSETS AND PURCHASE PRICE

2.1 Sale and purchase

On the Completion Date:

(a) the First Vendor will sell and the Buyer will purchase the Share Assets;

(b) the Second Vendor will sell and the Buyer will purchase the Loan Assets;

(c) the Third Vendor will sell and the Buyer will purchase the Intellectual Property Assets; and

(d) unless expressly stated otherwise, the parties must perform all other acts required to complete the sale and purchase of the Assets and give effect to this document.

2.2 **Free from encumbrance**

The Assets must be transferred free from any Encumbrance and any other third party rights.

2.3 **Purchase Price**

(a) The price payable by the Buyer for the Assets is the Adjusted Aggregate Purchase Price.

(b) The Adjusted Aggregate Purchase Price will be apportioned between the individual Assets in accordance with Schedule 3.

3. PAYMENT OF PURCHASE PRICE ON COMPLETION

3.1 **Payment on Completion**

The Buyer agrees to pay the Aggregate Purchase Price to the Vendors at Completion, on the Completion Date.

3.2 **Adjustment to Aggregate Purchase Price**

(a) Where Actual Net Debt (as agreed between the Buyer and the AMP Entities, or as determined by an independent auditor, and notified to the Vendors under clause 4 of the Agreement for NDASA) is greater than the Assumed Net Debt, the difference will be paid by the Buyer to the First Vendor, within 15 days of the date on which the calculation of Actual Net Debt has been determined.

(b) Where Actual Net Debt (as agreed between the Buyer and the AMP Entities, or as determined by an independent auditor, and notified to the Vendors under clause 4 of the Agreement for NDASA) is less than the Assumed Net Debt, the difference will be paid by the First Vendor to the Buyer, within 15 days of the date on which the calculation of Actual Net Debt has been determined.

4. COMPLETION

4.1 **Time of Completion**

Completion will occur on the Completion Date or at such other time or date as is agreed in between the parties.

4.2 **Place for Completion**

Completion will take place on the Completion Date at a place in Melbourne to be nominated by the Buyer.

4.3 **Events to occur on Completion – Share Assets**

The First Vendor must:

(a) ensure the following documents are delivered to the Buyer on the Completion Date:

(i) share certificates in respect of each of the Share Assets;

(ii) instruments of transfer in registrable form (subject to payment of stamp duty) in favour of the Buyer executed by the First Vendor as transferor of each of the Share Assets; and

(iii) any other document which the Buyer reasonably requires to obtain good title to the Share Assets and get the Share Assets registered in the name of the Buyer;

(b) for each Company (other than Uecomm), give to the Buyer on the Completion Date:

(i) the certificate of incorporation, common seal, all prescribed registers, all statutory and other record books of the company; and

(ii) all cheque books of the company and a list of all bank accounts maintained by the company;

(c) ensure that a meeting of the directors of each Company (other than Uecomm) is held on the Completion Date. At each of these meetings, the directors of each Company (other than Uecomm) will resolve:

(i) to approve the registration of the transfer of the Share Assets;

(ii) to issue new share certificates for the Share Assets in the name of the Buyer (subject only to the payment of stamp duty);

(iii) the nominees of the Buyer are appointed as directors and secretaries and the resignation of each resigning director and secretary is accepted;

(iv) the registered office of each Company is changed to an address nominated by the Buyer; and

(v) all existing mandates for the operation of bank accounts by each Company are revoked and replaced with mandates approved by the Buyer;

(d) ensure that a meeting of the directors of each Wholly Owned Company (other than a Wholly Owned Company of Uecomm) is held on the Completion Date, at which:

(i) the nominees of the Buyer are appointed as directors and secretaries and the resignation of each resigning director and secretary is accepted;

(ii) the registered office of each Wholly Owned Company is changed to an address nominated by the Buyer; and

(iii) all existing mandates for the operation of bank accounts by each Wholly Owned Company are revoked and replaced with mandates approved by the Buyer; and

(e) use its reasonable endeavours to procure that a board meeting of Uecomm is held on the Completion Date, at which the nominees of the Buyer are appointed as directors and the resignation of each Uecomm Resigning Director is accepted. The

First Vendor must use its reasonable endeavours to deliver to the Buyer the resignations of each Uecomm Resigning Director.

4.4 **Events to occur on Completion – Intellectual Property Assets**

(a) The First Vendor:

(i) assigns to the Buyer (or any other person nominated by the Buyer), with effect from the Completion Date:

(A) any Intellectual Property that it owns which is used Solely by NPS to conduct the NPS business;

(B) any Intellectual Property that it owns which is used Solely by Uecomm to conduct the Uecomm business; and

(C) any IT Assets which are used Solely by NPS to conduct the NPS business or used Solely by Uecomm to conduct the Uecomm business;

(ii) must use reasonable endeavours to enable the Buyer (or any other person nominated by the Buyer) to obtain the full benefit of the Technology and Intellectual Property Licences from Completion by either the assignment or novation (at the First Vendor's option) of those Technology and Intellectual Property Licences. The Buyer must pay all of the First Vendor's reasonable costs of obtaining any necessary consents to those assignments or novations including any fees charged by other parties to the Technology and Intellectual Property Licences;

(iii) grants the Buyer (or any other person nominated by the Buyer):

(A) subject to paragraph (B), a perpetual, royalty free licence, to the extent it is able to do so, of all Intellectual Property and Technology which is used in the NPS business or the Uecomm business which is not assigned under clause 4.4(a)(i) to be sublicensed to NPS and Uecomm and used in the same manner as each of NPS and Uecomm use that Intellectual Property or Technology prior to Completion, provided that the Buyer must pay all reasonable costs of providing access to that Intellectual Property and Technology including the costs of obtaining all third party consents; and

(B) the licence referred to in paragraph (A) will terminate upon Uecomm or NPS ceasing to be a subsidiary of the Buyer insofar as the licence relates to Uecomm or NPS respectively;

(iv) must use its reasonable endeavours to procure an assignment of all its rights, title and interest under the Patent Licence to the Buyer as soon as possible after Completion, and until such assignment, will hold all of its right, title and interest in the Patent Licence on trust for the benefit of the Buyer and act in accordance with the written direction of the Buyer in relation to the performance or termination of the Patent Licence; and

(v) must use its reasonable endeavours to procure an assignment of all its rights, title and interest under the Trade Mark Licence, to the extent that it relates to any of the Uecomm Trade Marks, to the Buyer as soon as possible after Completion, and until such assignment will hold all such rights, title and interest on trust for the benefit of the Buyer and act in accordance with the written direction of the Buyer in relation to the performance or termination of the Trade Mark Licence. Without limitation, the Buyer may instruct the First Vendor to terminate the Trade Mark Licence prior to the assignment, and the First Vendor must not assign the Trade Mark Licence until it has sought instructions regarding termination from the Buyer.

(b) The Third Vendor:

(i) assigns to the Buyer (or any other person nominated by the Buyer) with effect on the Completion Date:

(A) any Intellectual Property that it owns which is used Solely by NPS to conduct the NPS business;

(B) any Intellectual Property that it owns which is used Solely by Uecomm to conduct the Uecomm business and the Trade Mark and Patent Assets; and

(C) any IT Assets it owns which are used Solely by NPS to conduct the NPS business or used Solely by Uecomm to conduct the Uecomm business;

(ii) must use reasonable endeavours to enable the Buyer (or any other person nominated by the Buyer) to obtain the full benefit of the Technology and Intellectual Property Licences from Completion by either the assignment or novation (at the Third Vendor's option) of those Technology and Intellectual Property Licences. The Buyer must pay all of the Third Vendor's reasonable costs of obtaining any necessary consents to those assignments or novations including any fees charged by other parties to the Technology and Intellectual Property Licences; and

(iii) grants the Buyer (or any other person nominated by the Buyer):

(A) subject to paragraph (B), a perpetual, non-exclusive, royalty free licence, to the extent it is able to do so, in respect of Intellectual Property and Technology which is used in the NPS business or the Uecomm business which is not assigned under clause 4.4(b)(i) to be sublicensed to NPS and Uecomm and used in the same manner as each of NPS and Uecomm use that Intellectual Property or Technology prior to Completion, provided that the Buyer must pay all reasonable costs of providing access to that Intellectual Property and Technology including the costs of obtaining all third party consents; and

(B) the licence referred to in paragraph (A) will terminate upon Uecomm or NPS ceasing to be a subsidiary of the Buyer, insofar as the licence relates to Uecomm or NPS respectively.

(c) The parties must identify and document the Intellectual Property Assets after Completion as follows:

(i) the parties must cooperate and work together in good faith to identify and document the Intellectual Property Assets as soon as possible after Completion;

(ii) the Vendors must from Completion make available to the Buyer all information, documentation and materials reasonably necessary to enable the Buyer and the respective Vendors to identify all Intellectual Property Assets which are assigned pursuant to clause 4.4(a)(i), or clause 4.4(b)(i), and the Technology and Intellectual Property Licences;

(iii) if identification of the Intellectual Property Assets referred to in subclause 4.4(c)(ii) above has not been agreed by the respective Vendor and the Buyer on or before 31 December 2003, then the identification of the Intellectual Property Assets referred to in subclause 4.4(c)(ii) above shall be referred to dispute resolution in accordance with clause 13.

(d) The First Vendor and the Third Vendor undertake that after Completion they will not use:

(i) the Trade Mark and Patent Assets; or

(ii) any of the Intellectual Property or IT Assets assigned under clauses 4.4(a)(i) or (4.4)(b)(i).

(e) The Vendors must, do anything (including execute any document), and must ensure that their employees and agents do anything (including execute any document), that the Buyer may reasonably require to give full effect to this clause 4.4. Without limitation, these acts may include executing separate specific documents in relation to the licensing or assignment of Intellectual Property Assets that are identified after Completion, and anything reasonably necessary to effect recordal of the Buyer's (or its nominee's) title to the Trade Mark and Patent Assets on the Australian Trade Mark Register and Australian and relevant overseas patent registries.

(f) The Buyer must pay the reasonable costs incurred by the Vendors in doing anything, at the request of the Buyer, to give effect to the assignments and licences required under clause 4.4 excluding any costs of staff in participating in the meetings to give effect to those obligations.

4.5 **Events to occur on Completion – Loan Assets**

(a) To facilitate the purchase of the Loan Assets, on the Completion Date the Second Vendor and the Buyer must procure that Alinta Finance enters into the Uecomm Loan Deed of Novation with Uecomm.

(b) The Second Vendor must use its reasonable endeavours in relation to Uecomm to have Uecomm enter into the Uecomm Loan Deed of Novation with the Buyer and Alinta Finance on the Completion Date.

5. TERMINATION DUE TO NON-COMPLETION

5.1 Termination by the Buyer

If any of the Vendors fail to satisfy their obligations under clause 4, the Buyer may terminate this agreement upon notice to the Vendors.

5.2 Termination by Vendors

If the Buyer fails to satisfy its obligations under clause 4, the Vendors may terminate this agreement upon notice to the Buyer.

5.3 Automatic termination

This agreement will terminate automatically and without further action by the parties at 12.01am Sydney time on the day following the Sunset Date in the event that Completion has not occurred by then.

6. WARRANTIES, REPRESENTATIONS AND INDEMNITIES

6.1 Mutual Representations and Warranties

Each party represents and warrants to each of the other parties that as at the date of this agreement and at Completion:

(a) **(capacity)** it has full legal capacity and power to enter into this agreement and to carry out the transactions that it contemplates;

(b) **(consents)** it has taken all actions that are necessary or desirable to authorise its entry into this agreement and its carrying out the transactions that this agreement contemplates;

(c) **(Authorisations)** it holds each Authorisation that is necessary or desirable to:

(i) enable it to properly execute this agreement and to carry out the transactions that it contemplates; and

(ii) ensure that this agreement is legal, valid, binding and admissible in evidence,

and it is complying with any conditions to which any of those Authorisations is subject;

(d) **(binding obligations)** this agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, subject to any necessary stamping;

(e) **(execution)** neither its execution of this agreement nor the carrying out by it of the transactions that it contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any public authority that is binding on it or any of its properties;

(ii) contravene any Authorisation;

(iii) contravene any undertaking or instrument binding on it or any of its property; and

(iv) contravene its constitution;

(f) **(Controller)** no Controller is currently appointed in relation to any of its property and no such appointment has been threatened;

(g) **(representative capacity)** other than the Second Vendor, it is not entering into this agreement in a representative capacity;

(h) **(proceedings)** no proceedings have been brought or threatened or procedure commenced for the purpose of winding it up or placing it under administration; and

(i) **(Insolvency Event)** it is not affected by an Insolvency Event.

Each party acknowledges that the other parties have executed this agreement and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made in this clause 6.

6.2 **Accuracy of the Vendors' representations and warranties**

Each Vendor represents and warrants to the Buyer that, to the extent applicable, each of the statements set out in Schedule 4 to this agreement is true and accurate. Each statement is to be treated as a separate representation and warranty and the interpretation of any statement made may not be restricted by reference to, or inference from any other statement.

6.3 **Effective Dates**

Each Warranty is given both as at the date of this agreement and as at Completion.

6.4 **Disclosures**

Each Warranty is subject to any matter or transaction, whether expressed or implied, that:

(a) is provided for or described in this agreement or in any other agreement to which the Buyer is a party;

(b) has been disclosed to the Buyer in writing on, or prior to, the Cut-off Date; or

(c) would have been disclosed to the Buyer had the Buyer conducted searches prior to the Cut-off Date of records open to public inspection maintained by ASIC.

6.5 **Warranties not extinguished or affected**

The Warranties are not extinguished or affected by any investigation made by or on behalf of the Buyer or by any other event or matter unless:

(a) the Buyer has given a specific written waiver or release; or

(b) the claim relates to a thing done or not done after the date of this agreement at the request, or with the approval of, the Buyer..

6.6 **Indemnification**

The Vendors must indemnify the Buyer against, and must pay the Buyer on demand, the amount of:

(a) any Loss, Claim or Legal Liability incurred by the Buyer to the extent that the Loss, Claim or Legal Liability arises from or is connected with any breach of any Warranty;

(b) any Loss incurred by the Buyer because the Assets were worth less than they would have been worth had there been no breach of that kind;

(c) any Tax which may be incurred by the Buyer, arising from the performance by the Vendors of their obligations under this indemnity; and

(d) expenses of consultants, and legal expenses on a full indemnity basis, incurred by the Buyer in connection with any Claim under this indemnity.

The obligations of the Vendors under this clause 6.6 are subject to the provisions of clause 6.10 including that:

(a) any claim that there has been a breach of Warranty has been made in accordance with the limitations set out in clause 6.10; and

(b) any claim for a breach of Warranty satisfy the criteria set out in clause 6.10.

6.7 **Notification of Warranty breach before Completion**

If on, or before Completion, any of the Vendors or the Buyer become aware of any breach, or potential breach of any Warranty, then that party must promptly notify the other parties of this.

6.8 **Dealing with Warranty breach after Completion**

If the Buyer becomes aware after Completion of any circumstances which constitute or could (whether alone or with any other possible circumstances) constitute a breach of any Warranty, the Buyer must:

(a) as soon as practicable, give the Vendors full details of the circumstances and any further related circumstances of which the Buyer becomes aware; and

(b) until it notifies the Vendors in accordance with clause 6.8(a), take such steps that, in its own reasonable judgment, are necessary to mitigate any loss which may give rise to a claim against the Vendors for breach of any Warranty.

6.9 **Insurance**

The Vendors will not be liable to the Buyer for any claim for breach of, or inaccuracy in, any Warranty to the extent that the Buyer recovers any loss or damage suffered by the Buyer arising out of the breach or claim under the terms of any insurance policy of, or applicable to, the Buyer.

6.10 **Limitation on the Vendors' liability**

Despite any other provision of this agreement, each of the following applies.

(a) **(Maximum liability)** The maximum aggregate liability of the Vendors to the Buyer under this agreement for any breach under the Warranties shall be limited to the Aggregate Purchase Price.

(b) **(Notice of claims)** The Vendors shall have no liability in respect of any claim under the Warranties unless reasonable particulars of the claim are given to it before the second anniversary of Completion.

(c) **(Post Completion actions)** The liability of the Vendors in respect of any claim under the Warranties shall be reduced or extinguished (as the case may be) to the extent that the claim has arisen directly as a result of any conduct, act or omission after Completion by the Buyer.

(d) **(Credit)** If after the Vendors have made a payment to the Buyer under a claim made under the Warranties, the Buyer receives any benefit or credit (excluding any tax deductions associated with the loss or claim) by reason of the matters to which the claim relates, then the Buyer shall immediately repay to the Vendors a sum corresponding to the amount of the payment or (if less) the amount of the benefit or credit, net of any tax on that benefit or credit.

(e) **(Thresholds)** The Vendors shall have no liability in respect of any proper claim under the Warranties unless:

(i) the amount of any individual claim exceeds the sum of $350,000; and

(ii) the aggregate amount of claims (each in excess of the sum of $350,000 in accordance with clause 6.10(a)), properly made against the Vendors under this agreement exceeds the sum of $1,750,000 and then only as to the extent of the excess over that sum.

(f) **(Change of law)** The Vendors will not be liable to the Buyer for any claim under the Warranties where the claim is as a result of any legislation not in force at the date of this agreement (including legislation which takes effect retrospectively) or where the claim is in respect of a change in the judicial interpretation of the law in any jurisdiction after the date of this agreement.

7. CONFIDENTIALITY

(a) Each of the parties will keep confidential the existence and terms of this agreement, all matters referred to in it and its annexures or appendices and any information of or regarding any of them relating to their participation in this agreement (**"Confidential Information"**).

(b) None of the parties will disclose any Confidential Information to any other person without the prior written consent of the other party, except that any party may disclose Confidential Information:

(i) for the purposes contemplated by this agreement to its auditors, professional advisers, consultants, financier and prospective financiers and their professional advisers, related bodies corporate (as defined in the Corporations Act), and their respective officers and employees, provided that those persons agree to keep confidential and Confidential Information disclosed to them; or

(ii) to comply with any applicable law or requirement of any regulatory body, governmental agency or stock exchange.

The obligations of the parties under this clause are continuing and survive termination of this agreement.

(c) Subject to the obligations of a party under this agreement to make the same available to the parties, any Intellectual Property, Confidential Information, or other proprietary information contributed by a party or made available by a party for review by the other parties (including any financial or other models) will remain the property of the contributing party.

8. COSTS AND STAMP DUTY

8.1 Costs

The parties agree to bear their own legal and other costs and expenses in connection with the preparation, execution and completion of this agreement, and of other related documentation, except for stamp duty.

8.2 Stamp duty

The Buyer will bear all stamp duty payable or assessed to be payable in connection with this agreement and the transfer of Assets to the Buyer.

9. NOTICES

9.1 How to give a notice

A notice, consent or other communication under this agreement is only effective if it is:

(a) **(writing)** in writing, signed by or on behalf of the person giving it;

(b) **(addressed)** addressed to the person to whom it is to be given; and

(c) **(sent)** either:

(i) **(mail)** delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

(ii) **(fax)** sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full; or

(iii) **(email)** sent in electronic form by email.

9.2 When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:

(a) **(fax delivery)** if it is delivered or sent by fax:

(i) by 5.00 pm (local time in the place of receipt) on a Business Day - on that day; or

(ii) after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day - on the next Business Day; and

(b) **(mail delivery)** if it is sent by mail:

(i) within Australia – 3 Business Days after posting; or

(ii) to or from a place outside Australia – 7 Business Days after posting; and

(c) **(email delivery)** if it is sent in electronic form by email, at the earlier of the day on which it is read by the addressee, or (if the giver of the notice promptly confirms the notice by delivery, mail or fax) the first day on which it could have been read by the addressee, but if the notice is read or could first have been read after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day, the notice is taken to have been received on the next Business Day.

9.3 Address for notices

A person's address, fax number and email address are those set out below, or as the person notifies the sender:

Vendors
Address: to be notified in writing
Fax number: to be notified in writing
Attention: to be notified in writing

Buyer
Address: 422 Warrigal Road, Moorabbin VIC
Fax number: (03) 9265 7703
Attention: Company Secretary

10. AMENDMENT AND ASSIGNMENT

10.1 Amendment

This agreement can only be amended, supplemented, replaced or novated by another agreement signed by the parties.

10.2 Assignment

A party may only dispose of, declare a trust over or otherwise create an interest in its rights under this agreement with the prior written consent of the other parties.

11. PUBLIC STATEMENTS

11.1 No Announcements

No party may make an Announcement relating to the subject matter of this agreement or its termination or make public this agreement (or any of its terms) unless the announcement or publicity:

(a) has the prior approval of the other parties; or

(b) is required to be made by law or a Listing Rule.

11.2 Notice of Announcements

If a party is required to make an Announcement pursuant to clause 11.1(b) it must, to the extent practicable without that party breaking the law or the Listing Rule, give to the other parties:

(a) such notice as is reasonable in the circumstances of its intention to make the Announcement; and

(b) a draft of the Announcement and an opportunity, which is reasonable in the circumstances, to comment on the contents of the draft Announcement.

12. THIRD PARTY CONSENT OR WAIVER

If the sale of the Share Assets would result in a breach of contract for which a consent or waiver is required:

(a) the parties will use their best endeavours to obtain the consent of, or a waiver from, each person from whom such consent or waiver is required as soon as is reasonably practicable after the Completion Date; and

(b) the parties must promptly execute every document reasonably required by the third party to give effect to the consent of or waiver by the third party.

13. DISPUTES

13.1 Reference to Panel

(a) If any dispute or difference arises between the parties with respect to the subject matter of this document (including the schedule), it must first be referred to the Panel, which must as soon as practicable endeavour to arrive at an amicable solution to the dispute or difference. The Panel must first meet to endeavour to resolve the dispute within 5 Business Days of the dispute being referred to them.

(b) The Panel in respect of a dispute shall consist of:

(i) one senior representative jointly appointed by the Vendors; and

(ii) one senior representative appointed by the Buyer.

(c) The Panel must determine its own procedures for meetings and unless the Panel otherwise determines all meetings shall be held in Melbourne.

(d) Decisions of the Panel may only be made by the unanimous agreement of the members of the Panel.

(e) Where the Panel is unable to resolve a dispute, or agree on a process to resolve the dispute, at the first meeting where the dispute is raised, a special meeting of the Panel must be convened no sooner than 2 and no later than 5 Business Days from the date of that first meeting and the sole agenda of the special meeting must be the resolution of the dispute.

(f) Any decision of the Panel is binding on the parties.

(g) If the Panel does not resolve the dispute at the special meeting convened in accordance with clause 13.1(e), the Panel must refer the dispute to expert determination in accordance with clause 13.3 promptly after the end of that special meeting.

13.2 Commencement of legal proceedings

(a) A party must not, subject to clauses 13.5 and 13.7, commence legal proceedings in respect of a dispute unless:

(i) the dispute has first been referred to the Panel; and

(ii) the Panel does not:

(A) meet in accordance with clauses 13.1(a) and (e); or

(B) refer the dispute for resolution in accordance with clause 13.1(g).

(b) If a dispute is referred to mediation, arbitration or to some other dispute resolution procedure, neither party may oppose an application for a stay of any legal proceedings in respect of the dispute pending the expert determination, the handing down of the award in an arbitration or the completion of mediation or any other dispute resolution procedure (as the case may be).

13.3 **Expert Determination**

(a) If a dispute is referred to expert determination under clause 13.1(g), then the Panel must appoint as an expert in relation to that dispute a qualified person considered appropriate by the Panel.

(b) The expert must:

(i) initiate such enquiries and investigations as it considers necessary or desirable for the purposes of performing its functions; and

(ii) determine and inform the parties to the dispute of a time for presentation to the expert by the parties of their respective submissions. Unless the Panel otherwise agrees the presentation must be no later than five Business Days after the appointment of the expert.

(c) The expert must make its determination or finding in respect of the dispute within 10 Business Days after the presentation referred to in clause 13.3(b). Any determination of a dispute by the expert must include a determination as to the award of costs. The expert must not tax the costs of a party. The fees and expenses of experts must be borne by the parties equally.

(d) Any determination made by the expert is binding on the parties.

(e) The expert acts as an expert and not an arbitrator.

(f) The expert must keep confidential all materials and information made available to or by the parties in respect of the dispute.

(g) The expert is released by the parties from liability (other than for fraud) in acting as an expert.

13.4 **Performance of obligations pending resolution of dispute**

Prior to resolution of a dispute the parties must continue to perform their respective obligations under this agreement.

13.5 **Failure to render decision**

If the expert appointed under clause 13.3(a) has not made a determination within the time period referred to in clause 13.3(c), either party may have recourse to any or all remedies available at law.

13.6 **Information to be used for no other purpose**

The parties acknowledge that the purpose of any exchange of information or documents or the making of any offer of settlement pursuant to this clause 13.6 is to attempt to settle the dispute between the parties. No party may use any information or documents obtained through the dispute resolution process established by this clause 13.6 for any purpose other than to settle a dispute between the parties to this document.

13.7 Injunction

Nothing in this document prevents a party seeking an injunction or other interlocutory relief at any time.

14. GENERAL

14.1 Governing law

(a) **(law)** This agreement and the transactions contemplated by this agreement are governed by the law in force in Victoria.

(b) **(jurisdiction)** Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria and courts of appeal from them. Each party waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum, or that those courts do not have jurisdiction.

14.2 Giving effect to this agreement

Each party must do anything within its power (including execute any document and sign, pass, or vote in favour of, all resolutions (including conditional resolutions) necessary), and must use its best endeavours to ensure that each of its employees and agents and each director it nominated to the board of a company does anything (including executes any document and signs, passes or votes in favour of all resolutions (including conditional resolutions) necessary), that any other party may reasonably require to give full effect to this agreement.

14.3 Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:

(a) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c) the exercise of a right does not prevent any further exercise of that right or of any other right.

14.4 Operation of this agreement

(a) This agreement contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this agreement and has no further effect.

(b) Any right that a person may have under this agreement is in addition to, and does not replace or limit, any other right that the person may have.

(c) Any provision of this agreement which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this agreement enforceable, unless this would materially change the intended effect of this agreement.

14.5 **Operation of indemnities**

(a) Each indemnity in this agreement survives the expiry or termination of this agreement.

(b) A party may recover a payment under an indemnity in this agreement before it makes the payment in respect of which the indemnity is given.

14.6 **Consents**

Where this agreement contemplates that a party may agree or consent to something (however it is described), the party may:

(a) agree or consent, or not agree or consent, in its absolute discretion; and

(b) agree or consent subject to conditions,

unless this agreement expressly contemplates otherwise.

14.7 **No merger**

No provision of this agreement merges in or by virtue of Completion.

14.8 **Counterparts**

This agreement may be executed in counterparts.

14.9 **Attorneys**

Each person who executes this agreement on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1

AGGREGATE PURCHASE PRICE

For the purposes of this Agreement, the Aggregate Purchase Price for the Assets will be determined in accordance with the following formula:

APP = UEL Enterprise Value – UED Value + $8,000,000:

where:

APP is the Aggregate Purchase Price

UEL Enterprise Value is an amount determined by the formula: (Bid Price x No. of Shares) + Net Debt + Option Value, where:

- Bid Price = the price per share paid to the public shareholders under the UEL Scheme.
- No. of Shares = the number of UEL shares on issue on the Record Date (as defined in the Implementation Agreement).
- Net Debt (which is to be calculated immediately prior to the Completion Date) is the sum of the Net External Debt and the Shareholder Loan, where:
  - o Net External Debt comprises the following amounts:
    - the amount outstanding under UEL's Bank Syndicated Loan Facility; plus
    - the amount outstanding under UEL's Commercial Paper Program; plus
    - A$320 million (representing the AUD equivalent of the principal outstanding under the US$ 6% Guaranteed Notes issued by UEL); less
    - the aggregate amount of cash held on deposit by UEL and each of its wholly owned subsidiaries; less
    - any amount paid by UEL in relation to the purchase of swaptions under the Swaption Cost Sharing Deed.
  - o the Shareholder Loan is the present value of the amount outstanding under the non-interest bearing loan from PPL to UEL at the date of the execution of this agreement (agreed to be $34,520,624.37).

  For the avoidance of doubt, it is agreed that "**Net Debt**" will be calculated in a manner which ignores the effects of UEL reimbursing Aquila following Implementation for Aquila's costs of purchasing swaptions.

- **Option Value** is $3,303,938.

UED Value is $1,822,410,527.17 plus the DUoS Receipt Adjustment.

The **DUoS Receipt Adjustment** is calculated by the formula:

$$\frac{\text{DUoS Receipt} \times \text{DD}}{\text{DPD}}$$

where:

DUoS Receipt equals the GST exclusive cash amount received or receivable by UED in respect of the supply of electricity in the period ending on the 28th of the month first occurring after the Completion Date (**"DUoS Period"**).

DPD equals the number of days in the DUoS Period.

DD equals the number of days in the DUoS Period up to and excluding the Completion Date.

SCHEDULE 2

ASSUMED NET DEBT

(a) **Assumed Net Debt**

For the purpose of determining the Assumed Net Debt, the following facts and assumptions have been made concerning the Net Debt position of UEL as at the Assumed Completion Date of 15 July 2003:

	Item	**Amount**
1	The amount outstanding under UEL's Bank Syndicated Loan Facility and UEL's Commercial Paper Program, net of the aggregate of cash held on deposit by UEL and each of its wholly owned subsidiaries	$349,652,666.67
2	The AUD equivalent of principal outstanding under the US$ 6% Guaranteed Notes issued by UEL	$320,000,000
3	The present value of the amount outstanding under the loan from Power Partnership Pty Limited ("**PPL**") to UEL	$34,520,624.37
4	Less: Swaption Payment (as listed within the definition in Schedule 1)	$4,106,666.67
	Assumed Net Debt Total	**$700,066,624.37** **** includes cash receipt associated with exercise of options**

(b) **Assumed DUoS Receipt Adjustment**

For the purpose of determining the Assumed DUoS Receipt Adjustment at the Assumed Completion Date, the following facts and assumptions have been made:

	Amount
DUoS Receipt (for the DUoS Period ending 28 July 2003)	$26,364,000
DPD	30 days
DD (assuming the Completion Date is 23 July 2003)	24 days
Assumed DUoS Receipt Adjustment	**$21,090,000**

Note that for each day that the Completion Date is later or earlier than the Assumed Completion Date, the DUoS Receipt Adjustment will respectively increase or decrease by $0.85 million, assuming the Completion Date is on or before 28 July 2003.

SCHEDULE 3

ALLOCATION OF AGGREGATE PURCHASE PRICE

1. Share Assets

(a)	Uecomm Shares	[APP – WAGH Shares – Uecomm Loan] x 31.73%[1]
(b)	NPS Shares	[APP – WAGH Shares – Uecomm Loan] x 68.27%[1]
(c)	WAGH Shares	The lesser of: (i) $153 million[2]; and (ii) the balance of APP after the Uecomm Loan

2. Loan Assets

(a)	Uecomm Loan	$Amount drawn down under the Uecomm Loan at Completion Date

3. Intellectual Property Assets — $Nil

---

[1] The allocation of residual consideration after Uecomm Loan and WAGH Shares is in accordance with the PwC Accounting Structure Report.

[2] This represents the value of the underlying WAGH asset being 36 million Alinta Limited shares at $4.25 per share.

SCHEDULE 4

VENDORS' WARRANTIES AND REPRESENTATIONS

1. **STATUS**

(Vendors) The First Vendor is a public company under the Corporations Act incorporated in Victoria. The Second Vendor and Third Vendor are proprietary companies limited by shares under the Corporations Act incorporated respectively in Victoria and Queensland.

2. **ACCURACY OF INFORMATION**

(Recital A) The details set out in Recital A are true, complete and accurate, and the First Vendor is the sole registered holder of the specified Share Assets.

3. **TITLE TO SHARE ASSETS**

(a) **(title)** The issued shares in Uecomm, NPS and WAGH are fully paid (including any premiums), and the First Vendor as registered holder of the Share Assets will have full power and authority to transfer full legal and beneficial ownership of the Share Assets at Completion.

(b) **(no constitution restriction)** There is no restriction on transfer of any of the Share Assets to the Buyer contained in the constitution of the First Vendor.

(c) **(other restrictions)** There is no agreement restricting transfer of any of the Share Assets.

(d) **(at Completion)** At Completion, the Buyer will receive absolute ownership of the Share Assets and title to the Share Assets, free of Encumbrances.

4. **TITLE TO LOAN ASSETS**

(e) **(title)** The Third Vendor as registered holder of the Loan Assets will have full power and authority to transfer full legal and beneficial ownership of the Loan Assets at Completion.

(f) **(no constitution restriction)** There is no restriction on transfer of any of the Loan Assets to the Buyer contained in the constitution of the Third Vendor.

(g) **(other restrictions)** There is no agreement restricting transfer of any of the Loan Assets.

(h) **(at Completion)** At Completion, the Buyer will receive absolute ownership of the Loan Assets, and title to the, free of Encumbrances.

5. **EXTENT OF INTEREST IN UECOMM, NPS AND WAGH**

(i) **(issued capital)** the shares specified in Schedule 3 are all of the issued securities owned by the First Vendor in the capital of Uecomm, NPS and WAGH.

(j) **(issue was compliant)** Uecomm, NPS and WAGH did not contravene their constitution, any applicable law or any Authorisation of a governmental agency by issuing any of the Share Assets.

(k) **(no voting arrangement)** Other than any agreement to which the Buyer is a party there is no document, arrangement or understanding about the exercise of voting rights attaching to any share in or security of Uecomm, NPS or WAGH.

(l) **(no agreement to issue)** There is no agreement, arrangement or understanding, or issued security which gives or may give to any person the right to require now or in the future, the issue of any securities in Uecomm, NPS or WAGH.

SCHEDULE 5

TRADE MARK AND PATENT ASSETS

Part 1: TRADE MARKS

Type/Status	Australian Registration Number	Mark	Class
Registered	799632	UE device	9, 38
Registered	803894	U E COMM (device)	9, 38
Registered	842720	UECOMM	9, 38, 42
Registered	816578	UE LIGHTWARE (device)	9, 38
Registered	721449	UE UNITED ENERGY TELECOMMUNICATIONS (device)	38
Registered	719424	UNITED ENERGY TELECOMMUNICATIONS	38
Registered	734007	UNITED ENERGY GATEWAY	38
Registered	719423	UNITED ENERGY TELECOMS	38
Registered	786947	UNITED ENERGY ACCESS	9, 38, 39
Registered	816579	UE ACCESS (device)	9, 38, 39
Common Law	NA	UECOMM	NA
Common Law	NA	UE UNITED ENERGY TELECOMMUNICATIONS	NA
Common Law	NA	UE COM	NA
Common Law	NA	UE COMM	NA
Common Law	NA	UE LIGHTWARE	NA
Common Law	NA	UE ACCESS	NA

Part 2: PATENTS

All patents and patent applications relating to the termination circuit invention in any jurisdiction including the following patents and patent applications, and all divisions, continuation, continuation in part, supplemental disclosure, amendment and reissues thereof and thereto:

Jurisdiction	Application/Patent No
Australia	739897
Canada	2275986
Eurasia	199900594
Europe	97948647.9
Hong Kong	00102195.9
Indonesia	W-990585
Malaysia	PI9706292
New Zealand	336192
Peoples Republic of China	97181000.1
Thailand	041514
USA	09/331396
Vietnam	S19990491

SCHEDULE 6

UECOMM LOAN DEED OF NOVATION

BLAKE DAWSON WALDRON

L A W Y E R S

Uecomm Loan Deed of Novation

Uecomm Limited

ABN 56 079 083 195

United Energy Finance Pty Limited

ABN 12 072 214 932

Alinta Finance Pty Ltd

ABN 94 089 531 993

Alinta Ltd

ABN 40 087 857 001

Level 39
101 Collins Street
MELBOURNE VIC 3000
Telephone: 9679 3000
Fax: 9679 3111

Date:

LAWK JWLA 09 1315 5927

CONTENTS

UECOMM LOAN DEED OF NOVATION

DATE

PARTIES

Uecomm Limited ABN 56 079 083 195 ("**Uecomm**")

United Energy Finance Pty Limited ABN 12 072 214 932 in its own capacity and in its capacity as trustee of the UE Finance Trust ("**UE Finance**")

Alinta Finance Pty Ltd ABN 94 089 531 993 ("**Alinta Finance**")

Alinta Limited ABN 40 087 857 001 ("**Alinta**")

RECITALS

A. Uecomm and UE Finance are parties to the Uecomm Loan Agreement.

B. UE Finance holds the benefit of the Uecomm Loan Agreement as trustee for the Trust.

C. Alinta Finance is to be substituted for UE Finance under the Uecomm Loan Agreement on the terms set out below.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

The following definitions apply in this document.

Authorisation means:

(a) an authorisation, consent, declaration, exemption, notarisation or waiver, however it is described; and

(b) in relation to anything that could be prohibited or restricted by law if a public authority acts in any way within a specified period, the expiry of that period without that action being taken,

including any renewal or amendment.

Alinta Group means Alinta and any of its Subsidiaries (including Alinta Finance).

Business Day means a day that is not a Saturday, Sunday or public holiday in Melbourne, Sydney or Perth.

Claim means any allegation, debt, cause of action, liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or

unascertained, actual or contingent whether at law, in equity, under state or otherwise and which any party may have against another.

Completion Date means the Implementation Date (as that term is defined in the Implementation Agreement) or such other date as the parties agree.

Corporations Act means the *Corporations Act 2001* (Cth).

Government Agency means any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Guaranteed Obligations means the obligations of Alinta Finance to Uecomm (monetary or non monetary, present or future, actual or contingent) arising under or in connection with the Uecomm Loan Agreement as amended and novated by this deed.

Implementation has the meaning given in the Implementation Agreement.

Implementation Agreement means the agreement between United Energy Limited, Power Partnership Pty Limited, Alinta Limited, AMP Life Limited, AMP Investment Services Pty Ltd and AMP Henderson Global Investors Limited dated 22 April 2003.

Subordination Deed means the deed of subordination entered into between United Energy Limited and Uecomm in the form set out in Annexure B.

Tax means a tax, levy, duty, charge, deduction or withholding, (however it is described,) that is imposed by a Government Agency, together with any related interest, penalty, fine or other charge, other than one that is imposed on net income.

Trust means the UE Finance Trust constituted under the Trust Deed.

Trust Deed means trust deed executed by UE Finance on 15 May 2002.

Trust Fund has the meaning given in the Trust Deed.

Uecomm Loan Agreement means the loan facility letter between UEL and Uecomm dated 29 June 2000 as amended by agreement between UEL and Uecomm, assigned to UE Finance under an assignment deed between UEL and UE Finance dated 15 May 2002 as amended by agreements between UE Finance and Uecomm dated 18 November 2002 and 9 May 2003, a copy of which is set out in Annexure A.

UEL means United Energy Limited ABN 70 064 651 029.

UEL Scheme means the scheme of arrangement proposed by Power Partnership Pty Limited ABN 48 070 061 282 in respect of shares in UEL not already owned by it.

1.2 **Terms defined in the Uecomm Loan Agreement**

Terms that are not defined in clause 1.1 and that are defined in the Uecomm Loan Agreement (as amended by this document) have the same meaning in this document.

1.3 Rules for interpreting this document

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a) A reference to:

(i) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v) anything (including a right, obligation or concept) includes each part of it.

(b) A singular word includes the plural, and vice versa.

(c) A word which suggests one gender includes the other genders.

(d) If a word is defined, another part of speech has a corresponding meaning.

(e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) The word "**agreement**" includes an undertaking or other binding arrangement or understanding, whether or not in writing.

1.4 Business Days

If the day on or by which a person must do something under this document is not a Business Day:

(a) if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b) in any other case, the person must do it on or by the previous Business Day.

1.5 Multiple parties

If a party to this document is made up of more than one person, or a term is used in this document to refer to more than one party:

(a) an obligation of those persons is joint and several;

(b) a right of those persons is held by each of them severally; and

(c) any other reference to that party or term is a reference to each of those persons separately, so that (for example) a representation, warranty or undertaking is given by each of them separately.

2. CONSIDERATION

Each party acknowledges that it has received valuable consideration for entering into this document.

3. CONDITION PRECEDENT

The parties' obligations under this deed are conditional upon:

(a) the UEL Scheme becoming effective. The UEL Scheme becoming effective refers to the time when registration of the share transfers occurs upon Implementation of the UEL Scheme in accordance with the Implementation Agreement;

(b) there being no material adverse change prior to the Completion Date, affecting the financial or trading position or prospects of the Alinta Group. A material adverse change includes any event or circumstances that would result in a Standard & Poors credit rating for either of Alinta or Alinta Finance to a level lower than "BBB" if it were to be rated; and

(c) Uecomm receiving a letter from Alinta, in a form acceptable to Uecomm (acting reasonably) whereby Alinta undertakes to use best endeavours to procure that, subject always to their legal and fiduciary obligations, any directors appointed by Alinta to the board of Uecomm will at the next board meeting of Uecomm following the Completion Date, vote to ratify that part of the Corporate Governance Manual currently adopted by the Uecomm Board entitled 'Related Party Protocol' in the section dealing with 'Board Guidelines on Significant Corporate Governance Issues'.

4. ACKNOWLEDGMENT

4.1 Form of Uecomm Loan Agreement

The parties acknowledge and agree that the terms of the Uecomm Loan Agreement as at the date of this deed are those set out in the form of the Uecomm Loan Agreement in Annexure A (including any amendment made by any documents included in Annexure A).

4.2 Amount of Uecomm Loan outstanding

The parties acknowledge that the amount of principal and interest outstanding under the Uecomm Loan Agreement as at 10 July 2003 is:

(a) principal - $43,700,000; and

(b) interest - $95,780.82.

5. NOVATION

5.1 Novation by assumption and release

Subject to clause 5.2 and 5.3, with effect on and from the Completion Date:

(a) Alinta Finance has rights against, and owes obligations to, Uecomm in connection with the Uecomm Loan Agreement as if the Alinta Finance had been a party to the Uecomm Loan Agreement instead of the UE Finance;

(b) Uecomm has rights against, and owes obligations to, Alinta Finance in connection with the Uecomm Loan Agreement as if Alinta Finance had been a party to the Uecomm Loan Agreement instead of UE Finance;

(c) Uecomm and UE Finance have no further rights against each other or obligations to each other in connection with the Uecomm Loan Agreement;

(d) Alinta Finance becomes a party to the Uecomm Loan Agreement in place of UE Finance;

(e) Alinta Finance has rights against, and owes obligations to, Uecomm in connection with the Subordination Deed as if Alinta Finance had been a party to the Subordination Deed instead of UEL;

(f) Uecomm has rights against, and owes obligations to, Alinta Finance in connection with the Subordination Deed as if Alinta Finance had been a party to the Subordination Deed instead of UEL;

(g) Uecomm and UEL have no further rights against each other or obligations to each other in connection with the Subordination Deed ; and

(h) Alinta Finance becomes a party to the Subordination Deed in place of UEL.

5.2 Rights and obligations arising before the Completion Date

Clause 5.1 applies to all rights and obligations between UE Finance and Uecomm (whether present or future, actual or contingent), other than rights or obligations that arise prior to the Completion Date.

5.3 Amendments

(a) With effect from the Completion Date, the Uecomm Loan Agreement is amended as follows:

(i) in clause 2, the reference to '29 December 2004' is deleted and replaced with '29 June 2006';

(ii) a new paragraph is added at the end of clause 2 as follows:

Once you give notice that you wish to draw down under the Facility, we will ensure that cleared funds equal to the amount drawn down will be deposited in your nominated account within 5 Business Days of such notice.

(iii) a new paragraph is added at the end of clause 18 as follows:

We acknowledge that we will not permit any person other than Alinta, to hold or acquire a Relevant Interest (within the meaning given to that term in the Corporations Act) in us without your prior written consent.

(b) Except as specifically amended by this deed, the provisions of the Uecomm Loan Agreement remain in full force and effect. With effect from the Completion Date the Uecomm Loan Agreement as amended by this deed is to be read as a single integrated document incorporating the amendments referred to in this deed.

6. RELEASE

6.1 Release by UE Finance

(a) UE Finance releases Uecomm from all Claims and liabilities arising on and after the Completion Date.

(b) This release is given regardless of when the obligation, liability or Claim arises and whether or not UE Finance is now or in the future aware of the facts and circumstances relevant to any obligation, liability or Claim.

6.2 Release by Uecomm

(a) Uecomm releases UE Finance from all Claims and liabilities arising on and after the Completion Date.

(b) This release is given regardless of when the obligation, liability or Claim arises and whether or not Uecomm is now or in the future aware of the facts and circumstances relevant to any obligation, liability or Claim.

7. REPRESENTATIONS AND WARRANTIES

7.1 Representations and warranties of parties

Each party represents and warrants that:

(a) **(status)** it is a company limited by shares under the Corporations Act;

(b) **(power)** it has full legal capacity and power:

(i) to own its property and assets and to carry on its business; and

(ii) to enter into this document and to carry out the transactions that it contemplates;

(c) **(corporate authority)** it has taken all corporate action that is necessary or desirable to authorise its entry into this document and to carry out the transactions that it contemplates;

(d) **(Authorisations)** it holds each Authorisation that is necessary or desirable:

(i) to execute this document and to carry out the transactions that it contemplates; and

(ii) to ensure that this document is legal, valid, binding and admissible in evidence,

and it is complying with any conditions to which any of these Authorisations is subject;

(e) **(document effective)** this document constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration; and

(f) **(no contravention)** neither its execution of this document, nor the carrying out by it of the transactions that it contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any Government Agency that is binding on it or any of its property;

(ii) contravene any Authorisation;

(iii) contravene any undertaking or instrument binding on it or any of its property; or

(iv) contravene its constitution.

7.2 Trustee representations and warranties

UE Finance (both in its own right and as trustee of the Trust) represents and warrants to Alinta Finance that:

(a) **(status of Trust)** the Trust is duly constituted and has not terminated, nor has the date or any event occurred for the vesting of the Trust Fund;

(b) **(status as trustee)** it is the sole trustee of the Trust, it has not given any notice of resignation and no action has been taken to remove it or to appoint an additional trustee of the Trust;

(c) **(trust power)** it has full legal capacity and power under the Trust Deed to:

(i) own the Trust Fund and carry on the business of the Trust as it is now being conducted; and

(ii) enter into this document and to carry out the transactions that this document contemplates,

as trustee of the Trust;

(d) **(trust authority)** all action that is necessary or desirable under the Trust Deed or at law to:

(i) authorise its entry into this document and its carrying out the transactions that this document contemplates;

(ii) ensure that this document is legal, valid and binding on it as trustee of the Trust and admissible in evidence against it in that capacity; and

(iii) enable it to properly carry on the business of the Trust,

has been taken;

(e) **(benefit of beneficiaries)** it is entering into this document as part of the proper administration of the Trust, for the commercial benefit of the Trust and for the benefit of the beneficiaries of the Trust;

(f) **(right of indemnity)**:

(i) it has the right to be fully indemnified out of the Trust Fund in relation to this document, and the right has not been modified, released or diminished in any way;

(ii) the Trust Fund is sufficient to satisfy that right in full; and

(iii) it has not released or disposed of its equitable lien over the Trust Fund;

(g) **(terms of Trust)** it has disclosed to Alinta Finance full particulars of the Trust and of any other trust or fiduciary relationship affecting the Trust Fund and, without limiting this, has given Alinta Finance a complete and up-to-date copy of the Trust Deed;

(h) **(no breach)** it is not in breach of any of its obligations as trustee of the Trust, whether under the Trust Deed or otherwise; and

(i) **(no resettlement)** no part of the Trust Fund has been resettled, set aside or transferred to any other person, whether as trustee or otherwise, or mixed with any other property.

7.3 Further representation and warranty by UE Finance

UE Finance also represents and warrants to Alinta Finance and to Uecomm that the terms in the Uecomm Loan Agreement are legal and binding, and the Uecomm Loan Agreement is enforceable in accordance with its terms.

7.4 Representation and warranty concerning default

UE Finance represents and warrants to the other parties that it is not in default under the Uecomm Loan Agreement.

7.5 Repetition of representations and warranties

The representations and warranties in this clause are taken to be repeated on the Completion Date on the basis of the facts and circumstances as at that date.

7.6 **Reliance on representations and warranties**

Each party acknowledges that the other party has executed this document and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made or repeated in this clause.

8. **INDEMNITIES**

8.1 **Indemnity by Alinta Finance**

Alinta Finance will indemnify UE Finance on demand against any Claim, damage, loss, costs, charge, expense, outgoing or payment which UE Finance suffers, incurs or is liable for in respect of Uecomm Loan Agreement on or after the Completion Date.

8.2 **Indemnity by UE Finance**

UE Finance will indemnify Alinta Finance on demand against any Claim, damage, loss, costs, charge, expense, outgoing or payment which Alinta Finance suffers, incurs or is liable for in respect of an act or omission of UE Finance in respect of the Uecomm Loan Agreement prior to the Completion Date.

9. **GUARANTEE AND INDEMNITY BY ALINTA**

9.1 **Obligations guaranteed**

In consideration for the entry into this deed by Uecomm at Alinta's request, Alinta guarantees to Uecomm the due and punctual performance by Alinta Finance of the Guaranteed Obligations.

9.2 **Consequences of Alinta Finance's defaults**

If Alinta Finance defaults in the due and punctual performance of any Guaranteed Obligation, Alinta :

(a) indemnifies Uecomm against all losses, liabilities and expenses (including legal expenses on a full indemnity basis) that Uecomm incurs (directly or indirectly) as a result of that default; and

(b) must pay the amount of those losses, liabilities and expenses on demand to, or as directed by, Uecomm without any set off, counter claim, condition or deduction.

9.3 **Nature of obligations and enforcement**

Alinta's obligations in this document are principal obligations and may be enforced against Alinta without Uecomm first being required to exhaust any remedy it may have against Alinta Finance or enforce any security it may hold relating to the Guaranteed Obligations.

9.4 **Continuity and preservation of Alinta's obligations**

The guarantee and indemnity contained in this document is a continuing obligation of Alinta, despite any settlement of account or the occurrence of any other thing and remains in full force and effect until all Guaranteed Obligations, contingent or otherwise,

have been satisfied in full. Alinta's obligations in this document are absolute, unconditional and irrevocable. Alinta's obligations under this document are principal obligations and the liability of Alinta under this document extends to and is not affected by any circumstance, act or omission which, but for this subclause, might otherwise affect it at law or in equity.

9.5 Indemnity in respect of the Guaranteed Obligations

Alinta (as primary obligor) unconditionally indemnifies Uecomm against, and must pay Uecomm on demand the amount of, any loss that Uecomm may suffer (directly or indirectly) because the Guaranteed Obligations are unenforceable.

10. NOTICES

10.1 How to give a notice

A notice, consent or other communication under this document is only effective if it is:

(a) in writing, signed by or on behalf of the person giving it;

(b) addressed to the person to whom it is to be given; and

(c) either:

 (i) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

 (ii) sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full.

10.2 When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:

(a) if it is delivered or sent by fax:

 (i) by 5.00 pm (local time in the place of receipt) on a Business Day - on that day; or

 (ii) after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day - on the next Business Day; and

(b) if it is sent by mail - on actual receipt.

10.3 Address for notices

A person's address and fax number are those set out below, or as the person notifies the sender:

Uecomm
Address: 126 Trenerry Crescent, Abbotsford, Victoria

Fax number: (03) 9221 4193
Attention: General Counsel

UE Finance
Address: Level 13, 101 Collins Street, Melbourne, Victoria
Fax number: (03) 9222 9120
Attention: Company Secretary

Alinta Finance
Address: 422 Warrigal Road, Moorabbin, Victoria
Fax number: (03) 9265 7703
Attention: Company Secretary

Alinta
Address: 422 Warrigal Road, Moorabbin, Victoria
Fax number: (03) 9265 7703
Attention: Company Secretary

11. GENERAL

11.1 Governing law

(a) This document is governed by the law in force in Victoria.

(b) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Victoria, and any court that may hear appeals from any of those courts, for any proceedings in connection with this document, and waives any right it might have to claim that those courts are an inconvenient forum.

11.2 Liability for expenses

Each party will bear and be responsible for its own legal, accounting and advisory costs and expenses in connection with the negotiation, preparation, completion and carrying into effect of this deed and any instrument or transfer contemplated in or necessary to give effect to this deed.

11.3 Giving effect to this document

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that any other party may reasonably require to give full effect to this document.

11.4 Amendment

This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

11.5 Counterparts

This document may be executed in counterparts.

11.6 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

EXECUTED as a deed.

SIGNED for **UNITED ENERGY FINANCE PTY LIMITED** under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

SIGNED for **UECOMM LIMITED** under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

SIGNED for **ALINTA FINANCE PTY LTD** under power of attorney in the presence of:

Signature of attorney

Signature of witness

Name

Name

Date of power of attorney

SIGNED for **ALINTA LIMITED** under power of attorney in the presence of:

Signature of attorney

Signature of witness

Name

Name

Date of power of attorney

ANNEXURE A

UECOMM LOAN AGREEMENT

United Energy Limited
(ACN 064 651 029)
Level 13, 101 Collins Street, Melbourne, Victoria 3000

Date: 29 June 2000

UeComm Pty Limited (ACN 079 083 195)

Attention: the Company Secretary

Dear Sir

Following recent discussions we offer you a loan facility (the ***Facility***) on the following terms and conditions.

1. LIMIT

The maximum principal amount of the cash advances to be made available under the Facility is A$80,000,000 or such higher amount as the parties may agree from time to time (the ***Limit***).

2. DRAWINGS

Subject to this Agreement, you may at any time commencing on the Commencement Date and ending on the Repayment Date make drawings under the Facility, provided that the Principal Outstanding after any drawing does not exceed the Limit.

3. REPAYMENT

You will repay the whole of the Principal Outstanding together with accrued interest and all other amounts outstanding under this Agreement to us on the date which is 7 years from the date that this offer is accepted (the ***Repayment Date***).

4. TEMPORARY PREPAYMENT

You may prepay in whole or in part amounts drawn under this Agreement at any time.

5. INTEREST

5.1 Payment and rate

Interest will accrue on the Principal Outstanding in respect of each Interest Period and will be due and payable by you in arrears on each Interest Due Date.

The interest rate applicable to the Principal Outstanding will be 8% per annum or such other rate as we may agree, calculated on daily balances of the Principal Outstanding.

A certificate signed by one of our directors or secretaries will be conclusive evidence (in the absence of manifest error) of all amounts payable by you under this Agreement.

5.2 Carry-forward

If in respect of any Interest Due Date you consider that you will have insufficient operating cash flow to pay all or part of the interest due, you must give us as much written notice as practicable, with all relevant details.

We may, at our discretion, agree to defer payment of all or part of the interest due to a subsequent Interest Due Date and such interest will not be due until that subsequent Interest Due Date. Interest continues to accrue on any amount of interest so deferred. Any payments made by you on subsequent Interest Due Dates will be applied so far as they extend:

(a) first, in or towards payment of interest accruing on the Principal Outstanding after the original Interest Due Date;

(b) secondly, in or towards payment of the amount of interest deferred under this Clause 5.2 and interest on the deferred interest.

6. CHARGES AND EXPENSES

You will pay and/or reimburse us on demand all charges and expenses which we may incur or become liable to pay in connection with the preparation, execution, implementation or enforcement of this Agreement, including, without limitation, any stamp duty, financial institutions duty, debits tax, any other tax, duty or impost, legal fees (on a full indemnity basis) and out-of-pocket expenses.

7. OVERDUE MONEY

You will pay interest, on each Interest Due Date, on all amounts which from time to time fall due for payment under this Agreement but are unpaid both before and (as a separate and independent obligation) after judgment, at the Overdue Money Rate from time to time computed on daily balances from the date such amounts fall due for payment until they are paid or satisfied.

8. GST

All amounts payable under this Agreement are expressed to be exclusive of GST. If GST is payable on a Taxable Supply made by us under this Agreement the amount payable by you for that Taxable Supply will be the amount provided for in or under this Agreement to be payable or deductible, plus GST.

In this Clause, *GST* and *Taxable Supply* have the meanings given in section 195-1 of the *A New Tax System (Goods and Services Tax) Act 1999*.

9. SUBORDINATION

Notwithstanding any other provision of this Agreement, we acknowledge that our rights under this Agreement are subject to the subordination deed to be entered into with you on or about the date of this offer.

10. APPLICATION OF FUNDS

Subject to Clause 5.2, funds available to you must be applied in respect of us, in the following order:

(a) first, interest payments under Clause 5.1;

(b) secondly, interest payments (if any) under Clause 5.2;

(c) thirdly, prepayments under Clause 4; and

(d) fourthly, in other payments or repayments under the Facility as and when they accrue.

11. CONDITIONS PRECEDENT

11.1 General condition precedent

It is a condition precedent to the availability of the first drawing that you deliver to us an acceptance in the form of the Acceptance of Offer, duly signed by way of formal acceptance.

11.2 Further conditions precedent to each drawing

Our obligation to make available any drawing is subject to the further conditions precedent that:

(a) (representations true) your representations and warranties in this Agreement are true in all material respects as at the date of the relevant drawing as though they had been made at that date in respect of the facts and circumstances then subsisting; and

(b) (no default) no Event of Default or event which with the giving of notice or passage of time or both would become an Event of Default is subsisting as at the date of the relevant drawing or will result from the drawing.

12. PAYMENTS

You will pay all money due to us under this Agreement in normal banking hours to the account nominated by us from time to time in immediately available funds without set-off, counterclaim or any deduction of any kind.

If any payment is due on a day which is not a Business Day it will be made on the next Business Day and interest adjusted accordingly.

13. REPRESENTATIONS AND WARRANTIES

By your acceptance of the offer contained in this letter, you represent and warrant as follows.

(a) (Corporate power and authorisation) You have the power to enter into and perform this Agreement and have taken all corporate and other action necessary to authorise the entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement.

(b) (Document binding) This Agreement is your valid and binding obligation enforceable in accordance with its terms.

The representations and warranties set out above will survive the execution and delivery of, and the provision of accommodation under, this Agreement. They will be deemed repeated on each date a drawing is made under Clause 2.

14. EVENTS OF DEFAULT

14.1 Events of Default

Each of the following is an Event of Default (whether or not it is in your control).

(a) (Obligations under documents) You fail:

(i) to pay within 3 Business Days an amount payable by you under this Agreement when due;

(ii) to comply with any of your other obligations under this Agreement and, if in our reasonable opinion that failure can be remedied within 30 days after it occurs, to remedy the failure within that period; or

(iii) to satisfy within the stipulated time anything which we made a condition of our waiving compliance with a condition precedent or undertaking in this Agreement.

(b) (Misrepresentation) A representation, warranty or statement by you in this Agreement, or in connection with the Facility, proves to have been incorrect or misleading in any material respect when made or repeated.

(c) (Cross default)

(i) Any present or future indebtedness exceeding $10,000,000 of you or any of your subsidiaries for money borrowed or raised or any financial accommodation whatever (including without limitation any lease or hiring arrangement):

(A) is not paid when due (or within an applicable grace period); or

(B) becomes due and payable before its stated maturity or expiry; or

(ii) a facility or obligation granted or owed by a person to you to provide financial accommodation of an amount exceeding $10,000,000 is prematurely terminated.

(d) (Winding up, arrangements, insolvency etc)

(i) You or any of your subsidiaries ceases, suspends or threatens to cease or suspend the conduct of all or substantially all of your or its respective business or disposes of or threatens to dispose of all or substantially all of your or its respective assets

(other than, in any case, for the purposes of a bona fide solvent intra-group reorganisation);

(ii) you or any of your subsidiaries stops or suspends or threatens to stop or suspend payment of all or any class of your or its respective debts;

(iii) you or any of your subsidiaries is insolvent within the meaning of section 95A of the Corporations Law;

(iv) an administrator is appointed to you or any of your subsidiaries; or

(v) an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting or an application to a court or other steps are taken for:

(A) the winding up or dissolution of you or any of your subsidiaries; or

(B) you or any of your subsidiaries entering into any arrangement, compromise or composition with or assignment for the benefit of its creditors or any class of them or any of them,

and any such application or proceeding is not dismissed, withdrawn or stayed within 21 days.

(e) **(Enforcement against assets)**

(i) A controller (within the meaning of section 9 of the Corporations Law) or similar officer is appointed to;

(ii) a Security Interest is enforced over; or

(iii) a distress, attachment or other execution is levied or enforced over,

all or any material part of your assets and undertaking or those of any of your subsidiaries.

(f) **(Reduction of capital)** Without our prior consent, you or any of your subsidiaries:

(i) reduces its capital (including, without limitation, a purchase of its shares but excluding a redemption of redeemable shares);

(ii) passes a resolution to reduce its capital or to authorise it to purchase its shares or a resolution under section 254N or 260B of the Corporations Law or any equivalent provision, or calls a meeting to consider such a resolution; or

(iii) applies to a court to call any such meeting or to sanction any such resolution or reduction.

Nothing in this paragraph (f) prevents you from purchasing your shares in an amount up to $130,000,000 million on or prior to 30 June 2000.

(g) (Vitiation of this Agreement)

(i) All or any material part of this Agreement is terminated or is or becomes void, illegal, invalid, unenforceable or of limited force and effect;

(ii) a party (other than ourselves) becomes entitled to terminate, rescind or avoid all or part of this Agreement.

14.2 Consequences

In addition to any other rights provided by law or by this Agreement, but subject to Clause 9, at any time after an Event of Default we may by notice to you declare all money actually or contingently owing under this Agreement immediately due and payable, and you will immediately repay the Principal Outstanding and pay accrued interest and fees and all such other money.

15 NOTICES

Any notice, demand, consent or other communication (the *Notice*) given or made under this Agreement:

(a) must be in writing and signed by a person duly authorised by the sender;

(b) must either be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address, or fax number below or the address or fax number last notified by the intended recipient to the sender:

(i) to you: Ue Comm Pty Limited

Attention: The Company Secretary
Fax No: 03 9222 9120

(ii) to us: United Energy Limited

Attention: The Company Secretary
Fax No: (03) 9222 9120

(c) will be taken to be duly given or made:

(i) in the case of delivery in person, when delivered;

(ii) in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(iii) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages, the correct destination fax machine number and the result of the transmission as "OK",

but if the result is that a Notice would be taken to be given or made on a day which is not a business day in the place to which the Notice is sent or is later than 4 pm (local time) it will be taken to have been

duly given or made at the commencement of business on the next business day in that place.

16. ASSIGNMENT

Neither of us may assign or transfer any of our rights or obligations under this Agreement without the prior written consent of the other.

17. REMEDIES

For the avoidance of doubt, but subject to Clause 9, nothing in this Agreement or any interest that any of our Related Bodies Corporate may hold in you, affects the nature of any advance made to you pursuant to this Agreement as a loan or prohibits or fetters in any manner our ability to enforce our rights in respect of this Agreement.

18. GOVERNING LAW

This Agreement is governed by the laws of Victoria. You submit to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

19. DEFINITIONS AND INTERPRETATION

19.1 Definitions

The following definitions apply unless the context requires otherwise.

Acceptance of Offer means the form of acceptance of offer set out in the enclosed copy of this letter.

this Agreement means the agreement constituted by your acceptance of the offer contained in this letter.

Business Day means a day on which banks are open for business in Melbourne.

Commencement Date means the date on which all the conditions set out in Clause 11 have been satisfied.

Event of Default means any of the events specified in Clause 14.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority.

Interest Due Date means the last Business Day of each Interest Period.

Interest Period means, in relation to any advance under this Agreement, any period agreed between you and us except that:

(a) if an Interest Period would otherwise end on a day which is not a Business Day, it will be extended to the next Business Day;

(b) the final Interest Period will end on the Repayment Date.

Limit has the meaning specified in Clause 1.

Overdue Money Rate means at any time the sum of 2% per annum and the interest rate specified in Clause 5 for periods of such length as we may

reasonably select applicable from time to time (expressed as a percentum per annum).

Principal Outstanding means the aggregate principal amount of all advances provided under this Agreement and from time to time outstanding.

Repayment Date has the meaning specified in Clause 3.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claims satisfied in priority to other creditors with, or from the proceeds of, any asset. Without limitation it includes retention of title other than in the ordinary course of day-to-day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

20. INTERPRETATION

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) References to 'you' or 'your' mean Ue Comm Pty Limited and references to 'we', 'us' or 'our' mean United Energy Limited.

(b) The singular includes the plural and conversely.

(c) A gender includes all genders.

(d) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to a Clause is a reference to a Clause of this Agreement.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of the foregoing.

(g) A reference to a party to this Agreement or another agreement or document includes the party's successors and permitted substitutes or assigns (and, where applicable, the party's legal personal representatives).

(h) A reference to an agreement or document is to the agreement or document as amended, novated, supplemented or replaced from time to time.

(i) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

21. ACCEPTANCE

The offer contained in this letter remains open for acceptance until 11.59pm (Melbourne time) on 30 June 2000 (or any later time or date agreed by us). If you wish to accept the offer, you may do so by signing the Acceptance of Offer and returning it to us at our address specified in Clause 15.

22. AGREEMENT

A contract resulting from the acceptance of the offer outlined in this letter constitutes an agreement between the parties and not rights and obligations imposed by deed.

Yours faithfully

Signed for and on behalf of United Energy Limited by its duly authorised attorney in the presence of:

[signature]

Attorney's Signature

LEONIDING

Print Name

[signature]

Witness Signature

TRUDI LODGE

Print Name

Amendment Agreement

ALLENS
ARTHUR ROBINSON
GROUP

Uecomm Limited

and

United Energy Limited

Arthur Robinson & Hedderwicks
Stock Exchange Centre
530 Collins Street
Melbourne 3000 Australia
Tel 61 3 9614 1011
Fax 61 3 9614 4661

bim M01107440335v1 949133 TAL:DYB

Amendment Agreement

Arthur Robinson & Hedderwicks

Table of Contents

Amendment Agreement

Arthur Robinson & Hedderwicks

Date

Parties

1. Uecomm Limited (formerly Ue Comm Pty Limited) (ACN 079 083 195) of Level 13, 101 Collins Street, Melbourne, Victoria 3000.

2. United Energy Limited (ACN 064 651 029) of Level 13, 101 Collins Street, Melbourne, Victoria 3000.

Recitals

A The parties have entered into to an Agreement dated 29 June 2000 under which United Energy Limited agreed to make available to Uecomm Limited an A$80,000,000 loan facility (the ***Principal Agreement***).

B The parties wish to amend the Principal Agreement in the manner set out in this Agreement.

It is agreed as follows.

1. Definitions and interpretation

(a) Words which are defined in the Principal Agreement and which are used in this Agreement have the same meaning in this Agreement as in the Principal Agreement, unless the context requires otherwise.

(b) The provisions of Clause 22 of the Principal Agreement form part of this Agreement as if set out at length in this Agreement.

2. Amendments

The Principal Agreement is amended to read as set out in the Schedule.

3. Effective Date

This Agreement takes effect, and the parties agree to be bound by the Principal Agreement as amended by this Agreement, from the date of this Agreement (the ***Effective Date***).

4. Remaining provisions unaffected

Except as specifically amended by this Agreement, all terms and conditions of the Principal Agreement remain in full force and effect. With effect from

the Effective Date (as defined in Clause 3), the Principal Agreement as amended by this Agreement is to be read as a single integrated document incorporating the amendments effected by this Agreement.

5. Governing law and jurisdiction

This Agreement is governed by the laws of Victoria. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction in connection with matters concerning this Agreement.

6. Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Amendment Agreement

Arthur Robinson
& Hedderwicks

Executed in Melbourne.

Each attorney executing this Agreement states that he or she has no notice of revocation or suspension of his or her power of attorney.

Uecomm Limited

The Common Seal of Uecomm Limited was duly affixed in the presence of:

UECOMM LIMITED ACN 079 083 195
THE COMMON SEAL OF

Director/Secretary

L GOULDING

Print Name

Director

Print Name

United Energy Limited

The Common Seal of United Energy Limited was duly affixed in the presence of:

UNITED ENERGY LTD ACN 064 651 029
THE COMMON SEAL OF

Director/Secretary

L GOULDING

Print Name

Director

Print Name

Schedule

United Energy Limited
(ACN 064 651 029)
Level 13, 101 Collins Street, Melbourne, Victoria 3000

Date 29 June 2000

Ue Comm Pty Limited (ACN 079 083 195)

Attention: the Company Secretary

Dear Sir

Following recent discussions we offer you a loan facility (the ***Facility***) on the following terms and conditions.

1. **LIMIT**

   The maximum principal amount of the cash advances to be made available under the Facility is A$80,000,000 or such higher amount as the parties may agree from time to time (the ***Limit***).

2. **DRAWINGS**

   Subject to this Agreement, you may at any time commencing on the Commencement Date and ending on the Repayment Date make drawings under the Facility, provided that the Principal Outstanding after any drawing does not exceed the Limit.

3. **REPAYMENT**

   You will repay the whole of the Principal Outstanding together with accrued interest and all other amounts outstanding under this Agreement to us on the date which is 3 years from the date that this offer is accepted (the ***Repayment Date***).

4. **TEMPORARY PREPAYMENT**

   You may prepay in whole or in part amounts drawn under this Agreement at any time.

   Any amounts prepaid under this Clause 4 may be redrawn in accordance with Clause 2.

5. **CANCELLATION**

   You may cancel the Facility in whole or part at any time without penalty or premium. Any part of the Facility which is cancelled will no longer be available to you and the Limit will be reduced accordingly.

6. INTEREST

6.1 Payment and rate

Interest will accrue on the Principal Outstanding in respect of each Interest Period and will be due and payable by you in arrears on each Interest Due Date.

The interest rate applicable to the Principal Outstanding will be 8% per annum or such other rate as we may agree, calculated on daily balances of the Principal Outstanding.

A certificate signed by one of our directors or secretaries will be conclusive evidence (in the absence of manifest error) of all amounts payable by you under this Agreement.

6.2 Carry-forward

If in respect of any Interest Due Date you consider that you will have insufficient operating cash flow to pay all or part of the interest due, you must give us as much written notice as practicable, with all relevant details.

We may, at our discretion, agree to defer payment of all or part of the interest due to a subsequent Interest Due Date and such interest will not be due until that subsequent Interest Due Date. Interest continues to accrue on any amount of interest so deferred. Any payments made by you on subsequent Interest Due Dates will be applied so far as they extend:

(a) first, in or towards payment of interest accruing on the Principal Outstanding after the original Interest Due Date;

(b) secondly, in or towards payment of the amount of interest deferred under this Clause 6.2 and interest on the deferred interest.

7. CHARGES AND EXPENSES

You will pay and/or reimburse us on demand all charges and expenses which we may incur or become liable to pay in connection with the preparation, execution, implementation or enforcement of this Agreement, including, without limitation, any stamp duty, financial institutions duty, debits tax, any other tax, duty or impost, legal fees (on a full indemnity basis) and out-of-pocket expenses.

8. OVERDUE MONEY

You will pay interest, on each Interest Due Date, on all amounts which from time to time fall due for payment under this Agreement but are unpaid both before and (as a separate and independent obligation) after judgment, at the Overdue Money Rate from time to time computed on daily balances from the date such amounts fall due for payment until they are paid or satisfied.

9. GST

All amounts payable under this Agreement are expressed to be exclusive of GST. If GST is payable on a Taxable Supply made by us under this

Agreement the amount payable by you for that Taxable Supply will be the amount provided for in or under this Agreement to be payable or deductible, plus GST.

In this Clause, *GST* and *Taxable Supply* have the meanings given in section 195-1 of the *A New Tax System (Goods and Services Tax) Act 1999.*

10. SUBORDINATION

Notwithstanding any other provision of this Agreement, we acknowledge that our rights under this Agreement are subject to the subordination deed to be entered into with you on or about the date of this offer.

11. APPLICATION OF FUNDS

Subject to Clause 5.2, funds available to you must be applied in respect of us, in the following order:

(a) first, interest payments under Clause 6.1;

(b) secondly, interest payments (if any) under Clause 6.2;

(c) thirdly, prepayments under Clause 4; and

(d) fourthly, in other payments or repayments under the Facility as and when they accrue.

12. CONDITIONS PRECEDENT

12.1 General condition precedent

It is a condition precedent to the availability of the first drawing that you deliver to us an acceptance in the form of the Acceptance of Offer, duly signed by way of formal acceptance.

12.2 Further conditions precedent to each drawing

Our obligation to make available any drawing is subject to the further conditions precedent that:

(a) **(representations true)** your representations and warranties in this Agreement are true in all material respects as at the date of the relevant drawing as though they had been made at that date in respect of the facts and circumstances then subsisting; and

(b) **(no default)** no Event of Default or event which with the giving of notice or passage of time or both would become an Event of Default is subsisting as at the date of the relevant drawing or will result from the drawing.

13. PAYMENTS

You will pay all money due to us under this Agreement in normal banking hours to the account nominated by us from time to time in immediately available funds without set-off, counterclaim or any deduction of any kind.

If any payment is due on a day which is not a Business Day it will be made on the next Business Day and interest adjusted accordingly.

14. REPRESENTATIONS AND WARRANTIES

By your acceptance of the offer contained in this letter, you represent and warrant as follows.

(a) (Corporate power and authorisation) You have the power to enter into and perform this Agreement and have taken all corporate and other action necessary to authorise the entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement.

(b) (Document binding) This Agreement is your valid and binding obligation enforceable in accordance with its terms.

The representations and warranties set out above will survive the execution and delivery of, and the provision of accommodation under, this Agreement. They will be deemed repeated on each date a drawing is made under Clause 2.

15. UNDERTAKINGS

You undertake, while any amounts are outstanding under this Facility or this Facility is still available for drawing, as follows.

(a) (Financial Indebtedness) You and your subsidiaries will not incur any Financial Indebtedness except:

(i) under this Agreement;

(ii) under the A$ Loan Agreement; or

(iii) Financial Indebtedness in a total amount not exceeding A$5,000,000, except with our prior written consent.

(b) (Distribution) You will not declare any dividend or pay or distribute any money or other asset (including, without limitation, interest, dividend, return of capital, repayment or redemption) to or for the benefit of a shareholder (other than us) in that capacity.

16. EVENTS OF DEFAULT

16.1 Events of Default

Each of the following is an Event of Default (whether or not it is in your control):

(a) (Obligations under documents) You fail:

(i) to pay within 3 Business Days an amount payable by you under this Agreement when due;

(ii) to comply with any of your other obligations under this Agreement and, if in our reasonable opinion that failure can be remedied within 30 days after it occurs, to remedy the failure within that period; or

(iii) to satisfy within the stipulated time anything which we made a condition of our waiving compliance with a condition precedent or undertaking in this Agreement.

(b) **(Misrepresentation)** A representation, warranty or statement by you in this Agreement, or in connection with the Facility, proves to have been incorrect or misleading in any material respect when made or repeated.

(c) **(Cross default)**

(i) Any present or future indebtedness exceeding $10,000,000 of you or any of your subsidiaries for money borrowed or raised or any financial accommodation whatever (including without limitation any lease or hiring arrangement):

(A) is not paid when due (or within an applicable grace period); or

(B) becomes due and payable before its stated maturity or expiry; or

(ii) a facility or obligation granted or owed by a person to you to provide financial accommodation of an amount exceeding $10,000,000 is prematurely terminated.

(d) **(Winding up, arrangements, insolvency etc)**

(i) You or any of your subsidiaries ceases, suspends or threatens to cease or suspend the conduct of all or substantially all of your or its respective business or disposes of or threatens to dispose of all or substantially all of your or its respective assets (other than, in any case, for the purposes of a bona fide solvent intra-group reorganisation);

(ii) you or any of your subsidiaries stops or suspends or threatens to stop or suspend payment of all or any class of your or its respective debts;

(iii) you or any of your subsidiaries is insolvent within the meaning of section 95A of the Corporations Law;

(iv) an administrator is appointed to you or any of your subsidiaries; or

(v) an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting or an application to a court or other steps are taken for:

(A) the winding up or dissolution of you or any of your subsidiaries; or

(B) you or any of your subsidiaries entering into any arrangement, compromise or composition with or assignment for the benefit of its creditors or any class of them or any of them,

and any such application or proceeding is not dismissed, withdrawn or stayed within 21 days.

(e) (Enforcement against assets)

(i) A controller (within the meaning of section 9 of the Corporations Law) or similar officer is appointed to;

(ii) a Security Interest is enforced over; or

(iii) a distress, attachment or other execution is levied or enforced over,

all or any material part of your assets and undertaking or those of any of your subsidiaries.

(f) **(Reduction of capital)** Without our prior consent, you or any of your subsidiaries:

(i) reduces its capital (including, without limitation, a purchase of its shares);

(ii) passes a resolution to reduce its capital or to authorise it to purchase its shares or a resolution under section 254N or 260B of the Corporations Law or any equivalent provision, or calls a meeting to consider such a resolution; or

(iii) applies to a court to call any such meeting or to sanction any such resolution or reduction.

Nothing in this paragraph (f) prevents you from purchasing your shares in an amount up to $130,000,000 million on or prior to 30 June 2000.

(g) **(Vitiation of this Agreement)**

(i) All or any material part of this Agreement is terminated or is or becomes void, illegal, invalid, unenforceable or of limited force and effect;

(ii) a party (other than ourselves) becomes entitled to terminate, rescind or avoid all or part of this Agreement.

16.2 Consequences

In addition to any other rights provided by law or by this Agreement, but subject to Clause 10, at any time after an Event of Default we may by notice to you declare all money actually or contingently owing under this Agreement immediately due and payable, and you will immediately repay the Principal Outstanding and pay accrued interest and fees and all such other money.

17. NOTICES

Any notice, demand, consent or other communication (the *Notice*) given or made under this Agreement:

(a) must be in writing and signed by a person duly authorised by the sender;

(b) must either be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address, or fax number below or the address or fax number last notified by the intended recipient to the sender:

(i) to you: Ue Comm Pty Limited

Attention: The Company Secretary
Fax No: 03 9222 9120

(ii) to us: United Energy Limited

Attention: The Company Secretary
Fax No: (03) 9222 9120

(c) will be taken to be duly given or made:

(i) in the case of delivery in person, when delivered;

(ii) in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(iii) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages, the correct destination fax machine number and the result of the transmission as "OK",

but if the result is that a Notice would be taken to be given or made on a day which is not a business day in the place to which the Notice is sent or is later than 4 pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

18. ASSIGNMENT

Neither of us may assign or transfer any of our rights or obligations under this Agreement without the prior written consent of the other.

19. REMEDIES

For the avoidance of doubt, but subject to Clause 10, nothing in this Agreement or any interest that any of our Related Bodies Corporate may hold in you, affects the nature of any advance made to you pursuant to this Agreement as a loan or prohibits or fetters in any manner our ability to enforce our rights in respect of this Agreement.

20. GOVERNING LAW

This Agreement is governed by the laws of Victoria. You submit to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

21. DEFINITIONS AND INTERPRETATION

21.1 Definitions

The following definitions apply unless the context requires otherwise.

Acceptance of Offer means the form of acceptance of offer set out in the enclosed copy of this letter.

A$ Loan Agreement means the A$130,000,000 loan agreement dated 29 June 2000 between you, us, Deutsche Bank AG and Deutsche Australia Limited.

this Agreement means the agreement constituted by your acceptance of the offer contained in this letter.

Business Day means a day on which banks are open for business in Melbourne.

Commencement Date means the date on which all the conditions set out in Clause 12 have been satisfied.

Event of Default means any of the events specified in Clause 16.

Financial Indebtedness means any indebtedness (actual or contingent) in respect of money borrowed or raised by you or your subsidiaries.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority.

Interest Due Date means the last Business Day of each Interest Period.

Interest Period means, in relation to any advance under this Agreement, any period agreed between you and us except that:

(a) if an Interest Period would otherwise end on a day which is not a Business Day, it will be extended to the next Business Day;

(b) the final Interest Period will end on the Repayment Date.

Limit has the meaning specified in Clause 1.

Overdue Money Rate means at any time the sum of 2% per annum and the interest rate specified in Clause 6 for periods of such length as we may reasonably select applicable from time to time (expressed as a percentum per annum).

Principal Outstanding means the aggregate principal amount of all advances provided under this Agreement and from time to time outstanding.

Repayment Date has the meaning specified in Clause 3.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claims satisfied in priority to other creditors with, or from the proceeds of, any asset. Without limitation it includes retention of title other than in the ordinary course of day-to-day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

22. INTERPRETATION

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) References to 'you' or 'your' mean Uc Comm Pty Limited and references to 'we', 'us' or 'our' mean United Energy Limited.

(b) The singular includes the plural and conversely.

(c) A gender includes all genders.

(d) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to a Clause is a reference to a Clause of this Agreement.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of the foregoing.

(g) A reference to a party to this Agreement or another agreement or document includes the party's successors and permitted substitutes or assigns (and, where applicable, the party's legal personal representatives).

(h) A reference to an agreement or document is to the agreement or document as amended, novated, supplemented or replaced from time to time.

(i) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

23. ACCEPTANCE

The offer contained in this letter remains open for acceptance until 11.59pm (Melbourne time) on 30 June 2000 (or any later time or date agreed by us). If you wish to accept the offer, you may do so by signing the Acceptance of Offer and returning it to us at our address specified in Clause 17.

24. AGREEMENT

A contract resulting from the acceptance of the offer outlined in this letter constitutes an agreement between the parties and not rights and obligations imposed by deed.

Yours faithfully

Signed for and on behalf of United Energy Limited by its duly authorised attorney in the presence of:

L GOULDING

Attorney's Signature

L GOULDING

Print Name

TRUDI LODGE

Witness Signature

TRUDI LODGE

Print Name

Acceptance of Offer

To: United Energy Limited (ACN 064 651 029)

We accept your offer of a loan facility on the terms and conditions set out in your letter to us of 29 June 2000.

Signed for and on behalf of Ue Comm Pty Limited by its duly authorised attorney in the presence of:

I. GOULDING

Attorney's Signature

I. GOULDING

Print Name

TRUDI LODGE

Witness Signature

TRUDI LODGE

Print Name

Dated: 29 June 2000

Uecomm
MAKING THE CONNECTION
- 128 Trenerry Crescent
- Abbotsford Victoria 3067
- Telephone +613 9221 4 100
- Facsimile +613 9221 41 92

30 May 2002

Mr Carl Hunt
Treasurer
United Energy Limited
Level 13, 101 Collins Street
Melbourne VIC 3000

Dear Carl,

Re: United Energy Limited (UE) - $80 million Shareholder Loan Facility to Uecomm Limited – Request for Consent

We refer to your letter dated 15 May 2002, where you requested the consent of Uecomm Limited to transfer any of United Energy Limited's rights and obligations under the Shareholder Loan to United Energy Marketing Pty Limited (in its capacity as trustee of the United Energy Finance Trust).

Uecomm Limited consents to the transfer subject to the following provisos:

1. United Energy Limited does not undertake any further transfer or assignment without the written consent of Uecomm Limited; and

2. United Energy Finance Trust remains a 100% owned subsidiary of United Energy Limited and United Energy Limited unconditionally guarantees the performance and obligations of United Energy Marketing Pty Limited in relation to the provision of the $80 million Shareholder Loan Facility to Uecomm Limited.

Please counter sign this letter and return to Uecomm Limited to confirm your acceptance of these additional obligations.

[signature]
Uecomm Limited – Authorised Signature

[signature]
C. W. HUNT
TREASURER

PETER McGRATH. C.E.O.
Print Name

31 March 2003

30 MAY 2002.
Dated

MELBOURNE
SYDNEY
BRISBANE
PERTH
ADELAIDE

Amendment Agreement

Uecomm Limited

United Energy Finance Pty Limited

(in its capacity as trustee of the United Energy Finance Trust)

Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au

Table of Contents

Amendment Agreement

Date

18 November 2002

Parties

1. **Uecomm Limited** (formerly Ue Comm Pty Limited) (ACN 079 083 195) of Level 13, 101 Collins Street, Melbourne Victoria 3000 (***Uecomm***).

2. **United Energy Finance Pty Limited** (formerly United Energy Marketing Pty Limited) (in its capacity as trustee of the Finance Trust) (ACN 072 214 932) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (the ***Company***).

Recitals

A By a loan agreement dated 29 June 2000 (as amended) United Energy Limited (***UE***) agreed to make available to Uecomm an A$80,000,000 loan facility (the ***Principal Agreement***).

B By an assignment deed dated 15 May 2002, UE assigned its rights and obligations as lender under the Principal Agreement to the Company.

C The Company and Uecomm wish to amend the Principal Agreement in the manner set out in this Agreement.

It is agreed as follows.

1. Definitions and interpretation

1.1 Definitions

Definitions in the Principal Agreement apply in this Agreement unless the context requires otherwise.

Finance Trust means the United Energy Finance Trust established by the Trust Deed dated 15 May 2002 executed by the Company.

1.2 Interpretation

Clause 22 of the Principal Agreement applies as if incorporated in this Agreement.

2. Amendments

With effect from the date of this Agreement (the ***Effective Date***), the Principal Agreement is amended as follows.

(a) (Clause 2) The reference in clause 2 to 'the Repayment Date' is deleted and replaced with '29 June 2003'.

(b) (Clause 3) The reference in clause 3 to '3 years' is deleted and replaced with '7 years'.

3. Remaining provisions unaffected

Except as specifically amended by this Agreement, the provisions of the Principal Agreement remain in full force and effect. With effect from the Effective Date (as defined in clause 2) the Principal Agreement as amended by this Agreement is to be read as a single integrated document incorporating the amendments effected by this Agreement.

4. Trustee capacity

The Company enters into this Agreement in its capacity as trustee of the Finance Trust.

5. Governing law and jurisdiction

This Agreement is governed by the laws of Victoria. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

6. Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Executed in Melbourne.

Uecomm Limited

The Common Seal of Uecomm Limited was affixed in the presence of:

UECOMM LIMITED ACN 079 083 195 THE COMMON SEAL OF

Director Signature

D Evanson

Print Name

~~Director~~/Secretary Signature

L GOULDING

Print Name

United Energy Finance Pty Limited (in its capacity as trustee of the Finance Trust)

The Common Seal of United Energy Finance Pty Limited (in its capacity as trustee of the Finance Trust) was affixed in the presence of:

UNITED ENERGY FINANCE LIMITED A.C.N. 072 214 932 Common Seal

Director Signature

Doug Evanson

Print Name

~~Director~~/Secretary Signature

L GOULDING

Print Name

Amendment Agreement No. 3

Uecomm Limited

United Energy Finance Pty Limited

(in its capacity as trustee of the United Energy Finance Trust)

Allens Arthur Robinson
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au

Table of Contents

Amendment Agreement No. 3

Allens Arthur Robinson

Date 9 May 2003

Parties

1. **Uecomm Limited** (formerly Ue Comm Pty Limited) (ACN 079 083 195) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (***Uecomm***).
2. **United Energy Finance Pty Limited** (formerly United Energy Marketing Pty Limited) (in its capacity as trustee of the Finance Trust) (ACN 072 214 932) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (the ***Company***).

Recitals

A By a loan agreement dated 29 June 2000 (as amended) United Energy Limited (***UE***) agreed to make available to Uecomm an A$80,000,000 loan facility (the ***Principal Agreement***).

B By an assignment deed dated 15 May 2002, UE assigned its rights and obligations as lender under the Principal Agreement to the Company.

C The Company and Uecomm wish to amend the Principal Agreement in the manner set out in this Agreement.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Definitions

Definitions in the Principal Agreement apply in this Agreement unless the context requires otherwise.

Finance Trust means the United Energy Finance Trust established by the Trust Deed dated 15 May 2002 executed by the Company.

1.2 Interpretation

Clause 22 of the Principal Agreement applies as if incorporated in this Agreement.

2. Amendments

With effect from the date of this Agreement (the *Effective Date*), the Principal Agreement is amended as follows.

(Clause 2) The reference to '29 June 2003' is deleted and replaced with '29 December 2004'.

3. Remaining provisions unaffected

Except as specifically amended by this Agreement, the provisions of the Principal Agreement remain in full force and effect. With effect from the Effective Date (as defined in clause 2) the Principal Agreement as amended by this Agreement is to be read as a single integrated document incorporating the amendments effected by this Agreement.

4. Trustee capacity

The Company enters into this Agreement in its capacity as trustee of the Finance Trust.

5. Governing law and jurisdiction

This Agreement is governed by the laws of Victoria. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

6. Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Executed in Melbourne.

Uecomm Limited

The Common Seal of Uecomm Limited was affixed in the presence of:

UECOMM LIMITED ACN 079 083 195 THE COMMON SEAL

Director Signature

Director/Secretary Signature

Doug Evanson

Print Name

L Gourlay

Print Name

United Energy Finance Pty Limited (in its capacity as trustee of the Finance Trust)

The Common Seal of United Energy Finance Pty Limited (in its capacity as trustee of the Finance Trust) was affixed in the presence of:

UNITED ENERGY FINANCE LIMITED A.C.N. Common Seal

Director Signature

Director/Secretary Signature

Doug Evanson

Print Name

L Gourlay

Print Name

ANNEXURE B

SUBORDINATION DEED

4

Deed of Subordination

ALLENS
ARTHUR ROBINSON
GROUP

United Energy Limited
(Subordinated Party)

Ue Comm Pty Limited
(Company)

Robinson & Hedderwicks
Exchange Centre
Street
3000 Australia
9614 1011
9614 4661

949133 OurRef TAL

Table of Contents

4

Deed of Subordination

4

Date 24 June 2000

Parties

1. United Energy Limited (ACN 064 651 029) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (the *Subordinated Party*).

2. Ue Comm Pty Limited (ACN 079 083 195) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (the *Company*).

Recitals

The Subordinated Party has agreed to subordinate claims arising under the Subordinated Documents to other liabilities of the Company on the terms set out in this Deed.

It is agreed as follows.

Definitions and interpretation

Definitions

The following definitions apply unless the context requires otherwise.

Facility Agreement means the A$130,000,000 facility agreement dated on or about the date of this Deed between Deutsche Bank AG as lender, the Subordinated Lender as guarantor, the Company as borrower and others.

Guarantee means any guarantee, indemnity, letter of credit, legally binding letter of comfort or suretyship, or any other obligation or irrevocable offer (whatever called and of whatever nature):

(a) to pay or to purchase;

(b) to provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of assets, rights or services, or otherwise) for the payment or discharge of;

to indemnify against the consequences of default in the payment of; or

to be responsible otherwise for,

[illegible]ation or indebtedness of another person, a dividend, distribution, [illegible] premium on shares, stock or other interests, or the insolvency or [illegible] condition of another person.

[illegible]ion means the winding up or dissolution of the Company including [illegible] of any order for the winding up of the Company or the passing [illegible]ion by the Company for its winding up.

Senior Creditor means any person who for the time being has a claim against the Company.

Senior Debt means all money which the Company (whether alone or with another person) is or at any time may become actually or contingently liable to pay to or for the account of a Senior Creditor (whether alone or with another person) for any reason whatever other than the Company's liabilities in respect of the Subordinated Documents.

It includes, without limitation, money by way of principal, interest, fees, costs, Guarantee, indemnity, charges, duties or expenses or payment of liquidated or unliquidated damages under or in connection with a document or agreement, or as a result of a breach of or default under or in connection with a document or agreement.

Where the Company would have been liable but for its Liquidation, it will be taken still to be liable.

Subordinated Debt means all money that the Company (whether alone or with another person) is or at any time may become actually or contingently liable to pay to or for the account of the Subordinated Party (whether alone or with another person) under or in connection with the Subordinated Documents.

It includes, without limitation, money by way of principal, interest, fees, costs, Guarantee, indemnity, charges, duties or expenses or payment of liquidated or unliquidated damages under or in connection with a document or agreement, or as a result of a breach of or default under or in connection with the Subordinated Documents.

Subordinated Documents means:

(a) the A$80,000,000 loan agreement (constituted by a letter of offer and acceptance) dated on or about the date of this Deed between the Company and the Subordinated Party; and

(b) the UEL Guarantee.

Subordination Period means the period from the date of this Deed until all amounts under the Subordinated Documents are repaid or the Subordinated Documents are otherwise no longer in effect.

UEL Guarantee means the Guarantee provided by the Subordinated Party under the Facility Agreement in favour of Deutsche Bank AG in respect of the obligations of the Company under the Facility Agreement.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e) A reference to a party to this Deed or another agreement or document includes the party's successors and permitted substitutes or assigns (and, where applicable, the party's legal personal representatives).

(f) A reference to an agreement or document is to the agreement or document as amended, novated, supplemented or replaced, except to the extent prohibited by this Deed.

(g) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(h) A reference to *writing* includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(i) A reference to conduct includes, without limitation, an omission, statement or undertaking, whether or not in writing.

(j) A reference to an amount for which a person is contingently liable includes, without limitation, an amount that that person may become actually or contingently liable to pay if a contingency occurs, whether or not that liability will actually arise.

1.3 Document or agreement

A reference to an *agreement* includes a security interest, Guarantee, undertaking, deed, agreement or legally enforceable arrangement whether or not in writing. A reference to a *document* includes an agreement (as so defined) in writing or a certificate, notice, instrument or document.

2. Subordination on Liquidation

The rights of the Subordinated Party in respect of the Subordinated Debt, in the event of the Liquidation of the Company during the Subordination Period, are subordinated in right of payment to the claims of the Senior Creditors in respect of Senior Debt to the intent and effect that the Subordinated Party will not be entitled to receive any payment out of the assets of the Company, or exercise any set-off or other right, on account of the Subordinated Debt unless and until all the Senior Creditors' claims in respect of Senior Debt which have been proven in the Liquidation of the Company receive 100 cents in the dollar for their claims.

3. Representations and warranties

Each of the Company and the Subordinated Party makes the following representations and warranties.

(a) **(Corporate power and authorisation)** It has the power to enter into and perform its obligations under this Deed and has taken all corporate and other action necessary to authorise the entry into and performance of this Deed and to carry out the instructions contemplated by this Deed.

(b) **(Documents binding)** This Deed is its valid and binding obligation enforceable in accordance with its terms.

4. Severability of provisions

Any provision of this Deed that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this Deed nor affect the validity or enforceability of that provision in any other jurisdiction.

Survival of obligations

Each representation or warranty in this Deed survives the execution and delivery of this Deed.

Governing law and jurisdiction

This Deed is governed by the laws of Victoria. Each of the Subordinated Party and the Company submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Deed.

Counterparts

This Deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Executed as a Deed in Melbourne.

Each attorney executing this Deed states that he or she has no notice of revocation or suspension of his or her power of attorney.

Subordinated Party

Signed Sealed and Delivered for and on behalf of **United Energy Limited** by its attorney in the presence of:

Attorney's Signature

L GOLDING

Print Name

itness Signature

TRUDI LODGE

int Name

ompany

ed Sealed and Delivered for and on lf of Ue Comm Pty Limited by its orney in the presence of:

ney's Signature

L GOLDING

Name

Signature

TRUDI LODGE

Executed as an agreement.

SIGNED for **ALINTA LIMITED** under power of attorney in the presence of:

Signature of witness

AMELIA J TOOHER

Name

Signature of attorney

JWL ARMSTRONG

Name

13 July 2003

Date of power of attorney

SIGNED for **UNITED ENERGY LIMITED** under power of attorney in the presence of:

Signature of witness

SARAH HANNAN

Name

Signature of attorney Partner, Mallesons Stephen Jaques Sydney

David Storr

Name

23 JULY 2003

Date of power of attorney

SIGNED for **UNITED ENERGY FINANCE PTY LIMITED** in its capacity as trustee for the United Energy Finance Trust under power of attorney in the presence of:

Signature of witness

SARAH HANNAN

Name

Signature of attorney Partner, Mallesons Stephen Jaques, Sydney

David Storr

Name

23 JULY 2003

Date of power of attorney

SIGNED for **UEIP PTY LTD** under power of attorney in the presence of:

Signature of witness

SARAH HANNAN

Name

Signature of attorney Partner, Mallesons Stephen Jaques, Sydney

David Storr

Name

23 JULY 2003

Date of power of attorney

84

AMP

ASX Announcement

29 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 84/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,354
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the *next dividend, distribution or interest* payment	Yes.
5	Issue price or consideration	6,354 shares @A$4.91 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	the shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,383,309 + 6,354 ------------------- 1,523,389,663	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 23,015,212	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue *renounceable* or *non-renounceable*?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 July 2003

Print name: Prue Milne, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

85

AMP

ASX Announcement

30 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **85/03**

For Information only

AMP Banking sells Australian construction finance loans to Suncorp-Metway

AMP has today agreed to sell its remaining Australian property finance loan portfolio comprising A$232 million of construction and property investment loans to Suncorp-Metway. This sale represents the last major portfolio sale in the banking and finance asset divestment program announced on 14 November 2002.

Today's agreement follows the sales of:

- the Australian and New Zealand credit card portfolio to American Express, announced on 23 December 2002
- AMP's UK banking portfolio to Newcastle Building Society (UK), announced on 28 March 2003
- the New Zealand residential mortgage and retail deposit portfolios to HSBC and the majority of the property finance portfolio to GE Commercial Finance, both announced on 14 April 2003
- the New Zealand rural loan portfolio to Rabobank, announced on 22 May 2003.

The sale is expected to be completed by 1 August 2003, subject to contractual obligations. The final purchase price will be dependent on a number of factors, including account balances at the date of completion, and is expected to be in line with book value.

AMP has been advised on this transaction by Caliburn.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

86

AMP

ASX Announcement

30 July 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 86/03

Form 605 – Notice of ceasing to be a substantial holder

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	**Uecomm Limited**
ACN/ARSN	**079 083 195**

1. Details of substantial holder (1)

Name	**AMP Limited (ACN 079 354 519) and its related bodies corporate**
ACN/ARSN (if applicable)	**079 354 519**

The holder ceased to be a substantial holder on	23/07/2003
The previous notice was given to the company on	11/10/2000
The previous notice was dated	11/10/2000

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to changes (5)	Class (6) and number of securities affected	Person's votes affected
23 July 2003	United Energy Limited (ACN 064 651 029) ("**UEL**") and each of its subsidiaries excluding Uecomm Limited and each of its subsidiaries (**"United Energy Group"**)	At the date of AMP Limited's ("**AMP**") previous notice (11 October 2000), UEL was the registered holder of 335,000,000 ordinary shares ("**Shares**") in Uecomm Limited ("**Uecomm**") and therefore had a relevant interest in the Shares. At the same date, UEL had disclosed to Uecomm that each other member of the United Energy Group was deemed to have a relevant interest in the Shares by virtue of section 608(3)(a) of the Corporations Act. On 23 July 2003, UEL sold all of the shares it held in Uecomm to Alinta Limited. Accordingly, UEL and each member of the United Energy Group no longer have a relevant interest in the Shares. See Annexure A for a copy of the Non Distribution Assets Sale and Purchase Agreement under which the Shares were sold.	$731,807.08	335,000,000 Ordinary Shares	335,000,000 Ordinary Shares
23 July 2003	Power Partnership Pty Limited (ACN 070 061 282) ("**PPPL**")	Previously, PPPL held 57.21% of the shares in UEL. Accordingly, PPPL was deemed to have a relevant interest in the Shares by virtue of section 608(3) of the Corporations Act. PPPL now holds 100% of the shares in UEL. However, as UEL has sold all of its shares in Uecomm, PPPL is no longer deemed to have that relevant interest.	-	335,000,000 Ordinary Shares	335,000,000 Ordinary Shares
23 July 2003	AMP Limited and its related bodies corporate ("**AMP Group**")	As at the date of AMP's previous notice, AMP Life Limited (ACN 079 300 379) ("**AMP Life**") and AMP Investment Services Pty Limited (ACN 063 986 989) (as trustee of certain trusts) together held 40.87% of the shares in PPPL in respect of which AMP Henderson Global Investors Limited (ACN 001 777 591) ("**AMP Henderson**") acted as investment manager. Accordingly, members of the AMP Group		335,000,000 Ordinary Shares	335,000,000 Ordinary Shares

		were deemed to have a relevant interest in the Shares by virtue of section 608(3) of the Corporations Act. As UEL has sold all of its shares in Uecomm, the AMP Group is no longer deemed to have that relevant interest.			
5 June 2002	AMP Life Limited and other members of the AMP Group	As at the date of AMP's previous notice, AMP disclosed that AMP Life had a beneficial interest in 2,732,893 ordinary shares in Uecomm, and accordingly, had a relevant interest in those shares. Since that date, AMP Life acquired a further 508,100 ordinary shares in Uecomm. The 3,240,993 ordinary shares in Uecomm have subsequently been disposed by AMP Life. Therefore, the AMP Group no longer have a relevant interest in those shares.	$2,432,744.30	3,240,993 Ordinary Shares	3,240,993 Ordinary Shares
See Annexure B	AMP Henderson Global Investors Limited and other members of the AMP Group	As at the date of AMP's previous notice, AMP disclosed that AMP Henderson acted as the investment manager in respect of the persons or trusts identified in Annexure B, whose registered holdings totalled 915,248 ordinary shares in Uecomm. Since that date, one of those persons acquired a further 523,700 ordinary shares in Uecomm. The 1,438,948 ordinary shares in Uecomm have subsequently been disposed by their holders. Therefore, the AMP Group no longer have a relevant interest in those shares.	See Annexure B	1,438,948 Ordinary Shares	1,438,948 Ordinary Shares

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Uecomm Limited	Level 13, 101 Collins Street, Melbourne, VIC 3000
United Energy Limited	Level 13, 101 Collins Street, Melbourne, VIC 3000
Power Partnership Pty Limited	Level 13, 101 Collins Street, Melbourne, VIC 3000
AMP Limited and its related bodies corporate	Level 24, AMP Building, 33 Alfred Street, Sydney, NSW 2000
Cogent Nominees Pty Ltd	33 Alfred Street, Sydney, NSW 2000
Chase Nominees Pty Limited	259 George Street, Sydney, NSW 2000
BHP Superannuation Fund	Level 9, 90 Collins Street, Melbourne, VIC 3000
CGU Superannuation Pty Limited	GPO Box 390D Melbourne, VIC 3001
CGU Superannuation Fund	GPO Box 390D Melbourne, VIC 3001
NAB Nominees Pty Limited	271 Collins Street, Melbourne, VIC 3000
Equipsuper	171 Flinders Street, Melbourne, VIC 3000
Investment Services Nominees Pty Ltd	PO Box A136, Sydney South, NSW 2000
Medibank Private	134 Reed Street, Tuggeranong, NSW 2900
Tess Superannuation Limited	Level 28, 367 Collins Street, Melbourne, VIC 3000

Signature

print name PRUE MILNE capacity COMPANY SECRETARY

sign here [signature] date 30 / 7 / 03

BLAKE DAWSON WALDRON

LAWYERS

Non Distribution Assets Sale and Purchase Agreement

This is Annexure A of 99 pages referred to in Form 605, Notice of ceasing to be a substantial holder, signed by AMP Limited (ACN 029 354 519) and dated 30 July 2003. This Annexure A contains a true copy of the Non Distribution Assets Sale and Purchase Agreement dated 23 July 2003. Dated this 30th day of July 2003.

Signed ____________

Name PRUE MILNE

Date 30 July 2003

Alinta Limited

ABN 40 087 857 001

United Energy Limited

ABN 70 064 651 029

United Energy Finance Pty Limited

ABN 12 072 214 932

UEIP Pty Ltd

ABN 20 090 995 725

Execution Version

Level 39
101 Collins Street
MELBOURNE VIC 3000
Telephone: 9679 3000
Fax: 9679 3111

23 July 2003
Ref: LAWK JWLA 09 1315 5927

CONTENTS

Schedule

NON DISTRIBUTION ASSETS SALE AND PURCHASE AGREEMENT

DATE 23 JULY 2003

PARTIES

United Energy Limited ABN 70 064 651 029 ("**First Vendor**")

United Energy Finance Pty Limited ABN 12 072 214 932 in its capacity as trustee for the United Energy Finance Trust ("**Second Vendor**")

UEIP Pty Ltd ABN 20 090 995 725 ("**Third Vendor**") (together the "**Vendors**")

Alinta Limited ABN 40 087 857 001 ("**Buyer**")

RECITALS

A. The First Vendor and Second Vendor are the owners of the Share Assets and Loan Assets respectively, and the First Vendor and Third Vendor are owners of the Intellectual Property Assets.

B. The Buyer has agreed to buy and the Vendors have agreed to sell the Share Assets, Loan Assets and Intellectual Property Assets in accordance with the terms and conditions set out in this agreement.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

The following definitions apply in this document.

Actual Net Debt means the actual amount of Net Debt as at the Completion Date.

Adjusted Aggregate Purchase Price means the Aggregate Purchase Price as adjusted under clause 3.2.

Agreement for NDASA means the Agreement for the Non Distribution Assets Sale and Purchase Agreement between the Buyer and the AMP Entities dated [ ] 2003.

Aggregate Purchase Price means the amount determined under Schedule 1 (except that in calculating the Aggregate Purchase Price, Net Debt will be the Assumed Net Debt).

Alinta Finance means Alinta Finance Pty Ltd ABN 94 089 531 993.

AMP Entities means AMP Henderson Global Investors Limited ABN 59 001 777 591 in its capacity as trustee of Diversified Utility and Energy Trust No. 1 and AMP Investment Services Pty Ltd ABN 71 063 986 989 in its capacity as trustee of Diversified Utility and Energy Trust No. 2, acting severally.

Announcement means a press release, announcement or other public statement.

Aquila means Aquila Inc of 20 West Ninth Street, Kansas City MO 6415-1711 USA.

Assets means the Loan Assets, the Share Assets and the Intellectual Property Assets.

Assumed Net Debt means the amount determined under Schedule 2 and is based on the assumptions contained in Schedule 2.

Authorisation means:

(a) an authorisation, consent, declaration, exemption, notarisation or waiver, however it is described; and

(b) in relation to anything that could be prohibited or restricted by law if a public authority acts in any way within a specified period, the expiry of that period without that action being taken,

including any renewal or amendment.

Borrower means Uecomm under the Uecomm Loan.

Business Day means a day not being a Saturday, Sunday or public holiday in Melbourne, Sydney.

Claims means any allegation, debt, cause of action, liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent whether at law, in equity, under statute or otherwise and which any party may have against another in connection with a Company, its subsidiaries or the business of any Company.

Company means each of Uecomm, NPS, and WAGH.

Completion means completion of the sale and purchase of the Assets in accordance with clause 4.

Completion Date means the Implementation Date (as that term is defined in the Implementation Agreement) or such other date as the Vendors and Buyer agree.

Controller means in relation to a person's property:

(a) a receiver or receiver and manager of that property; or

(b) anyone else who (whether or not as agent for the person) is in possession, or has control, of that property to enforce an encumbrance.

Corporations Act means the *Corporations Act 2001* (Cth).

Cut-off Date means 14 April 2003.

Encumbrance means any interest or power:

(a) reserved in or over any interest in any asset including, without limitation, any retention of title; or

(b) created or otherwise arising in or over any interest under a bill of sale, mortgage, charge, lien, pledge, trust or power, by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created.

Financier means a provider of debt finance to Uecomm or UEL.

Government Agency means any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Implementation has the meaning given to it in the Implementation Agreement.

Implementation Agreement means the agreement between United Energy Limited, Power Partnership Pty Limited, Alinta Limited, AMP Life Limited, AMP Investment Services Pty Ltd and AMP Henderson Global Investors Limited dated 22 April 2003.

Insolvency Event means, for a person, being in liquidation or provisional liquidation or under administration, having a controller (as defined in the Corporations Act) or analogous person appointed to it or any of its property, being unable to pay its debts or otherwise insolvent or bankrupt, the taking of any step that could result in the person becoming an insolvent under administration (as defined in section 9 of the Corporations Act or any analogous provision of the laws of any jurisdiction), commencing any proceedings or other action under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganisation or relief of debtors, seeking to adjudicate it as bankrupt or insolvent or have other relief with respect to it or its debts (or having such a proceeding or action commenced against it), entering into a compromise or arrangement with, or assignment for the benefit of, any of its members or creditors, or any analogous event under the laws of any jurisdiction.

Intellectual Property means all present and future rights conferred by state, common law or equity in or in relation to any copyright, trade marks, designs, patents, circuit layouts, plant varieties, business and domain names, inventions, confidential information, and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields.

Intellectual Property Assets means:

(a) the Trade Mark and Patent Assets;

(b) the Technology and Intellectual Property Licences;

(c) the Intellectual Property or IT Assets assigned under clauses 4.4(a)(i) and 4.4(b)(i); and

(d) the licence to use Intellectual Property in clauses 4.4(a)(iii) and 4.4(b)(iii).

IT Assets means information technology systems hardware and software.

Legal Liability means a duty, liability or obligation affecting the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Loan Assets means the amounts advanced by the Second Vendor to Uecomm under the Uecomm Loan.

Loss means damage, loss, cost, expense or liability incurred by the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Net Debt has the meaning set out in Schedule 1.

NPS means National Power Services Pty Limited ABN 82 073 613 733.

Panel means the panel formed in accordance with clause 13.1(b) for the purpose of resolving disputes under clause 13.

Patent Licence means the Patent Licence agreement dated 10 August 2000 between the First Vendor and Uecomm.

PPL means Power Partnership Pty Limited ABN 48 070 061 282.

Representative of a party includes an employee, agent, officer, director, adviser, partner, joint venturer or sub-contractor of that party.

Share Assets means the shares owned by the First Vendor in each of the following subsidiaries of the First Vendor:

(a) Uecomm ("**Uecomm Shares**");

(b) NPS ("**NPS Shares**"); and

(c) WAGH ("**WAGH Shares**").

Solely means, that the items so described must be used for or by NPS or Uecomm, as the case may be, only and for no other purpose or by no other person.

Sunset Date means 31 August 2003, subject to any extension under clause 2.6 of the Implementation Agreement.

Tax means taxes, levies, imposts, deductions, charges, withholdings and duties (excluding stamp duties), together with any related interest, penalties, fine and other statutory charges whether accruing before or after Completion.

Technology includes but is not limited to information technology systems, hardware and software.

Technology and Intellectual Property Licences means:

(a) in the case of clause 4.4(a)(ii), all agreements relating Solely to the NPS business or the Uecomm business under which the First Vendor obtains the right to use, or receive services (such as maintenance and support) in relation to Intellectual Property or Technology; and

(b) in the case of clause 4.4(b)(ii), all agreements relating Solely to the NPS business or the Uecomm business under which the Third Vendor obtains the right to use, or

receive services (such as maintenance and support) in relation to Intellectual Property or Technology.

Trade Mark and Patent Assets means the trade marks and patents specified in Schedule 5.

Uecomm Trade Marks means any of the trade marks set out in Part 1 of Schedule 5.

Trade Mark Licence means the Trade Mark Licence agreement dated 10 August 2000 between the First Vendor and Uecomm.

Uecomm means Uecomm Limited ABN 56 079 083 195.

Uecomm Loan means the loan facility letter between the First Vendor and Uecomm dated 29 June 2000 assigned to the Second Vendor under an Assignment Deed between the First Vendor and the Second Vendor dated 15 May 2002.

Uecomm Loan Deed of Novation means the agreement in the form of Schedule 6.

Uecomm Resigning Director means Keith Gerard Stamm, Robert Walter Holzwarth, Douglas Philip Evanson and Leigh Loddington Hall.

UEL Scheme means the scheme of arrangement proposed by PPL in respect of shares in United Energy Limited not already owned by it.

WAGH means WA Gas Holdings Limited ABN 47 093 370 739.

Warranties means the warranties, representations in this agreement, including without limitation clause 6 and Schedule 4.

Wholly Owned Company means a company that is a wholly owned subsidiary of a Company.

1.2 **Rules for interpreting this agreement**

Headings and catchwords are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this agreement, except where the context makes it clear that a rule is not intended to apply.

(a) Unless the contrary intention appears, a reference in this agreement to:

(i) **(legislation)** legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) **(documents/agreements)** a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) **(parties)** a party to this agreement or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv) **(persons)** a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v) **(parts of things)** anything (including a right, obligation or concept) includes each part of it.

(b) **(number)** A singular word includes the plural, and vice versa.

(c) **(gender)** A word which suggests one gender includes the other genders.

(d) **(parts of speech)** If a word is defined, another part of speech has a corresponding meaning.

(e) A reference to **dollars** or **$** is to an amount in Australian currency.

(f) **(examples)** If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(g) The words "**subsidiary**", "**holding company**" and "**related body corporate**" have the same meaning as in the Corporations Act.

(h) **(Corporations Act)** If a word is defined in the Corporations Act, it has the same meaning in this agreement, unless the context requires otherwise.

1.3 Business Days

If the day on or by which a person must do something under this agreement is not a Business Day:

(a) if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b) in any other case, the person must do it on or by the previous Business Day.

2. AGREEMENT TO SELL AND BUY THE ASSETS AND PURCHASE PRICE

2.1 Sale and purchase

On the Completion Date:

(a) the First Vendor will sell and the Buyer will purchase the Share Assets;

(b) the Second Vendor will sell and the Buyer will purchase the Loan Assets;

(c) the Third Vendor will sell and the Buyer will purchase the Intellectual Property Assets; and

(d) unless expressly stated otherwise, the parties must perform all other acts required to complete the sale and purchase of the Assets and give effect to this document.

2.2 **Free from encumbrance**

The Assets must be transferred free from any Encumbrance and any other third party rights.

2.3 **Purchase Price**

(a) The price payable by the Buyer for the Assets is the Adjusted Aggregate Purchase Price.

(b) The Adjusted Aggregate Purchase Price will be apportioned between the individual Assets in accordance with Schedule 3.

3. **PAYMENT OF PURCHASE PRICE ON COMPLETION**

3.1 **Payment on Completion**

The Buyer agrees to pay the Aggregate Purchase Price to the Vendors at Completion, on the Completion Date.

3.2 **Adjustment to Aggregate Purchase Price**

(a) Where Actual Net Debt (as agreed between the Buyer and the AMP Entities, or as determined by an independent auditor, and notified to the Vendors under clause 4 of the Agreement for NDASA) is greater than the Assumed Net Debt, the difference will be paid by the Buyer to the First Vendor, within 15 days of the date on which the calculation of Actual Net Debt has been determined.

(b) Where Actual Net Debt (as agreed between the Buyer and the AMP Entities, or as determined by an independent auditor, and notified to the Vendors under clause 4 of the Agreement for NDASA) is less than the Assumed Net Debt, the difference will be paid by the First Vendor to the Buyer, within 15 days of the date on which the calculation of Actual Net Debt has been determined.

4. **COMPLETION**

4.1 **Time of Completion**

Completion will occur on the Completion Date or at such other time or date as is agreed in between the parties.

4.2 **Place for Completion**

Completion will take place on the Completion Date at a place in Melbourne to be nominated by the Buyer.

4.3 **Events to occur on Completion – Share Assets**

The First Vendor must:

(a) ensure the following documents are delivered to the Buyer on the Completion Date:

(i) share certificates in respect of each of the Share Assets;

(ii) instruments of transfer in registrable form (subject to payment of stamp duty) in favour of the Buyer executed by the First Vendor as transferor of each of the Share Assets; and

(iii) any other document which the Buyer reasonably requires to obtain good title to the Share Assets and get the Share Assets registered in the name of the Buyer;

(b) for each Company (other than Uecomm), give to the Buyer on the Completion Date:

(i) the certificate of incorporation, common seal, all prescribed registers, all statutory and other record books of the company; and

(ii) all cheque books of the company and a list of all bank accounts maintained by the company;

(c) ensure that a meeting of the directors of each Company (other than Uecomm) is held on the Completion Date. At each of these meetings, the directors of each Company (other than Uecomm) will resolve:

(i) to approve the registration of the transfer of the Share Assets;

(ii) to issue new share certificates for the Share Assets in the name of the Buyer (subject only to the payment of stamp duty);

(iii) the nominees of the Buyer are appointed as directors and secretaries and the resignation of each resigning director and secretary is accepted;

(iv) the registered office of each Company is changed to an address nominated by the Buyer; and

(v) all existing mandates for the operation of bank accounts by each Company are revoked and replaced with mandates approved by the Buyer;

(d) ensure that a meeting of the directors of each Wholly Owned Company (other than a Wholly Owned Company of Uecomm) is held on the Completion Date, at which:

(i) the nominees of the Buyer are appointed as directors and secretaries and the resignation of each resigning director and secretary is accepted;

(ii) the registered office of each Wholly Owned Company is changed to an address nominated by the Buyer; and

(iii) all existing mandates for the operation of bank accounts by each Wholly Owned Company are revoked and replaced with mandates approved by the Buyer; and

(e) use its reasonable endeavours to procure that a board meeting of Uecomm is held on the Completion Date, at which the nominees of the Buyer are appointed as directors and the resignation of each Uecomm Resigning Director is accepted. The

First Vendor must use its reasonable endeavours to deliver to the Buyer the resignations of each Uecomm Resigning Director.

4.4 **Events to occur on Completion – Intellectual Property Assets**

(a) The First Vendor:

(i) assigns to the Buyer (or any other person nominated by the Buyer), with effect from the Completion Date:

(A) any Intellectual Property that it owns which is used Solely by NPS to conduct the NPS business;

(B) any Intellectual Property that it owns which is used Solely by Uecomm to conduct the Uecomm business; and

(C) any IT Assets which are used Solely by NPS to conduct the NPS business or used Solely by Uecomm to conduct the Uecomm business;

(ii) must use reasonable endeavours to enable the Buyer (or any other person nominated by the Buyer) to obtain the full benefit of the Technology and Intellectual Property Licences from Completion by either the assignment or novation (at the First Vendor's option) of those Technology and Intellectual Property Licences. The Buyer must pay all of the First Vendor's reasonable costs of obtaining any necessary consents to those assignments or novations including any fees charged by other parties to the Technology and Intellectual Property Licences;

(iii) grants the Buyer (or any other person nominated by the Buyer):

(A) subject to paragraph (B), a perpetual, royalty free licence, to the extent it is able to do so, of all Intellectual Property and Technology which is used in the NPS business or the Uecomm business which is not assigned under clause 4.4(a)(i) to be sublicensed to NPS and Uecomm and used in the same manner as each of NPS and Uecomm use that Intellectual Property or Technology prior to Completion, provided that the Buyer must pay all reasonable costs of providing access to that Intellectual Property and Technology including the costs of obtaining all third party consents; and

(B) the licence referred to in paragraph (A) will terminate upon Uecomm or NPS ceasing to be a subsidiary of the Buyer insofar as the licence relates to Uecomm or NPS respectively;

(iv) must use its reasonable endeavours to procure an assignment of all its rights, title and interest under the Patent Licence to the Buyer as soon as possible after Completion, and until such assignment, will hold all of its right, title and interest in the Patent Licence on trust for the benefit of the Buyer and act in accordance with the written direction of the Buyer in relation to the performance or termination of the Patent Licence; and

(v) must use its reasonable endeavours to procure an assignment of all its rights, title and interest under the Trade Mark Licence, to the extent that it relates to any of the Uecomm Trade Marks, to the Buyer as soon as possible after Completion, and until such assignment will hold all such rights, title and interest on trust for the benefit of the Buyer and act in accordance with the written direction of the Buyer in relation to the performance or termination of the Trade Mark Licence. Without limitation, the Buyer may instruct the First Vendor to terminate the Trade Mark Licence prior to the assignment, and the First Vendor must not assign the Trade Mark Licence until it has sought instructions regarding termination from the Buyer.

(b) The Third Vendor:

(i) assigns to the Buyer (or any other person nominated by the Buyer) with effect on the Completion Date:

(A) any Intellectual Property that it owns which is used Solely by NPS to conduct the NPS business;

(B) any Intellectual Property that it owns which is used Solely by Uecomm to conduct the Uecomm business and the Trade Mark and Patent Assets; and

(C) any IT Assets it owns which are used Solely by NPS to conduct the NPS business or used Solely by Uecomm to conduct the Uecomm business;

(ii) must use reasonable endeavours to enable the Buyer (or any other person nominated by the Buyer) to obtain the full benefit of the Technology and Intellectual Property Licences from Completion by either the assignment or novation (at the Third Vendor's option) of those Technology and Intellectual Property Licences. The Buyer must pay all of the Third Vendor's reasonable costs of obtaining any necessary consents to those assignments or novations including any fees charged by other parties to the Technology and Intellectual Property Licences; and

(iii) grants the Buyer (or any other person nominated by the Buyer):

(A) subject to paragraph (B), a perpetual, non-exclusive, royalty free licence, to the extent it is able to do so, in respect of Intellectual Property and Technology which is used in the NPS business or the Uecomm business which is not assigned under clause 4.4(b)(i) to be sublicensed to NPS and Uecomm and used in the same manner as each of NPS and Uecomm use that Intellectual Property or Technology prior to Completion, provided that the Buyer must pay all reasonable costs of providing access to that Intellectual Property and Technology including the costs of obtaining all third party consents; and

(B) the licence referred to in paragraph (A) will terminate upon Uecomm or NPS ceasing to be a subsidiary of the Buyer, insofar as the licence relates to Uecomm or NPS respectively.

(c) The parties must identify and document the Intellectual Property Assets after Completion as follows:

(i) the parties must cooperate and work together in good faith to identify and document the Intellectual Property Assets as soon as possible after Completion;

(ii) the Vendors must from Completion make available to the Buyer all information, documentation and materials reasonably necessary to enable the Buyer and the respective Vendors to identify all Intellectual Property Assets which are assigned pursuant to clause 4.4(a)(i), or clause 4.4(b)(i), and the Technology and Intellectual Property Licences;

(iii) if identification of the Intellectual Property Assets referred to in subclause 4.4(c)(ii) above has not been agreed by the respective Vendor and the Buyer on or before 31 December 2003, then the identification of the Intellectual Property Assets referred to in subclause 4.4(c)(ii) above shall be referred to dispute resolution in accordance with clause 13.

(d) The First Vendor and the Third Vendor undertake that after Completion they will not use:

(i) the Trade Mark and Patent Assets; or

(ii) any of the Intellectual Property or IT Assets assigned under clauses 4.4(a)(i) or (4.4)(b)(i).

(e) The Vendors must, do anything (including execute any document), and must ensure that their employees and agents do anything (including execute any document), that the Buyer may reasonably require to give full effect to this clause 4.4. Without limitation, these acts may include executing separate specific documents in relation to the licensing or assignment of Intellectual Property Assets that are identified after Completion, and anything reasonably necessary to effect recordal of the Buyer's (or its nominee's) title to the Trade Mark and Patent Assets on the Australian Trade Mark Register and Australian and relevant overseas patent registries.

(f) The Buyer must pay the reasonable costs incurred by the Vendors in doing anything, at the request of the Buyer, to give effect to the assignments and licences required under clause 4.4 excluding any costs of staff in participating in the meetings to give effect to those obligations.

4.5 **Events to occur on Completion – Loan Assets**

(a) To facilitate the purchase of the Loan Assets, on the Completion Date the Second Vendor and the Buyer must procure that Alinta Finance enters into the Uecomm Loan Deed of Novation with Uecomm.

(b) The Second Vendor must use its reasonable endeavours in relation to Uecomm to have Uecomm enter into the Uecomm Loan Deed of Novation with the Buyer and Alinta Finance on the Completion Date.

5. TERMINATION DUE TO NON-COMPLETION

5.1 Termination by the Buyer

If any of the Vendors fail to satisfy their obligations under clause 4, the Buyer may terminate this agreement upon notice to the Vendors.

5.2 Termination by Vendors

If the Buyer fails to satisfy its obligations under clause 4, the Vendors may terminate this agreement upon notice to the Buyer.

5.3 Automatic termination

This agreement will terminate automatically and without further action by the parties at 12.01am Sydney time on the day following the Sunset Date in the event that Completion has not occurred by then.

6. WARRANTIES, REPRESENTATIONS AND INDEMNITIES

6.1 Mutual Representations and Warranties

Each party represents and warrants to each of the other parties that as at the date of this agreement and at Completion:

(a) **(capacity)** it has full legal capacity and power to enter into this agreement and to carry out the transactions that it contemplates;

(b) **(consents)** it has taken all actions that are necessary or desirable to authorise its entry into this agreement and its carrying out the transactions that this agreement contemplates;

(c) **(Authorisations)** it holds each Authorisation that is necessary or desirable to:

(i) enable it to properly execute this agreement and to carry out the transactions that it contemplates; and

(ii) ensure that this agreement is legal, valid, binding and admissible in evidence,

and it is complying with any conditions to which any of those Authorisations is subject;

(d) **(binding obligations)** this agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, subject to any necessary stamping;

(e) **(execution)** neither its execution of this agreement nor the carrying out by it of the transactions that it contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any public authority that is binding on it or any of its properties;

(ii) contravene any Authorisation;

(iii) contravene any undertaking or instrument binding on it or any of its property; and

(iv) contravene its constitution;

(f) **(Controller)** no Controller is currently appointed in relation to any of its property and no such appointment has been threatened;

(g) **(representative capacity)** other than the Second Vendor, it is not entering into this agreement in a representative capacity;

(h) **(proceedings)** no proceedings have been brought or threatened or procedure commenced for the purpose of winding it up or placing it under administration; and

(i) **(Insolvency Event)** it is not affected by an Insolvency Event.

Each party acknowledges that the other parties have executed this agreement and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made in this clause 6.

6.2 Accuracy of the Vendors' representations and warranties

Each Vendor represents and warrants to the Buyer that, to the extent applicable, each of the statements set out in Schedule 4 to this agreement is true and accurate. Each statement is to be treated as a separate representation and warranty and the interpretation of any statement made may not be restricted by reference to, or inference from any other statement.

6.3 Effective Dates

Each Warranty is given both as at the date of this agreement and as at Completion.

6.4 Disclosures

Each Warranty is subject to any matter or transaction, whether expressed or implied, that:

(a) is provided for or described in this agreement or in any other agreement to which the Buyer is a party;

(b) has been disclosed to the Buyer in writing on, or prior to, the Cut-off Date; or

(c) would have been disclosed to the Buyer had the Buyer conducted searches prior to the Cut-off Date of records open to public inspection maintained by ASIC.

6.5 Warranties not extinguished or affected

The Warranties are not extinguished or affected by any investigation made by or on behalf of the Buyer or by any other event or matter unless:

(a) the Buyer has given a specific written waiver or release; or

(b) the claim relates to a thing done or not done after the date of this agreement at the request, or with the approval of, the Buyer.

6.6 Indemnification

The Vendors must indemnify the Buyer against, and must pay the Buyer on demand, the amount of:

(a) any Loss, Claim or Legal Liability incurred by the Buyer to the extent that the Loss, Claim or Legal Liability arises from or is connected with any breach of any Warranty;

(b) any Loss incurred by the Buyer because the Assets were worth less than they would have been worth had there been no breach of that kind;

(c) any Tax which may be incurred by the Buyer, arising from the performance by the Vendors of their obligations under this indemnity; and

(d) expenses of consultants, and legal expenses on a full indemnity basis, incurred by the Buyer in connection with any Claim under this indemnity.

The obligations of the Vendors under this clause 6.6 are subject to the provisions of clause 6.10 including that:

(a) any claim that there has been a breach of Warranty has been made in accordance with the limitations set out in clause 6.10; and

(b) any claim for a breach of Warranty satisfy the criteria set out in clause 6.10.

6.7 Notification of Warranty breach before Completion

If on, or before Completion, any of the Vendors or the Buyer become aware of any breach, or potential breach of any Warranty, then that party must promptly notify the other parties of this.

6.8 Dealing with Warranty breach after Completion

If the Buyer becomes aware after Completion of any circumstances which constitute or could (whether alone or with any other possible circumstances) constitute a breach of any Warranty, the Buyer must:

(a) as soon as practicable, give the Vendors full details of the circumstances and any further related circumstances of which the Buyer becomes aware; and

(b) until it notifies the Vendors in accordance with clause 6.8(a), take such steps that, in its own reasonable judgment, are necessary to mitigate any loss which may give rise to a claim against the Vendors for breach of any Warranty.

6.9 **Insurance**

The Vendors will not be liable to the Buyer for any claim for breach of, or inaccuracy in, any Warranty to the extent that the Buyer recovers any loss or damage suffered by the Buyer arising out of the breach or claim under the terms of any insurance policy of, or applicable to, the Buyer.

6.10 **Limitation on the Vendors' liability**

Despite any other provision of this agreement, each of the following applies.

(a) **(Maximum liability)** The maximum aggregate liability of the Vendors to the Buyer under this agreement for any breach under the Warranties shall be limited to the Aggregate Purchase Price.

(b) **(Notice of claims)** The Vendors shall have no liability in respect of any claim under the Warranties unless reasonable particulars of the claim are given to it before the second anniversary of Completion.

(c) **(Post Completion actions)** The liability of the Vendors in respect of any claim under the Warranties shall be reduced or extinguished (as the case may be) to the extent that the claim has arisen directly as a result of any conduct, act or omission after Completion by the Buyer.

(d) **(Credit)** If after the Vendors have made a payment to the Buyer under a claim made under the Warranties, the Buyer receives any benefit or credit (excluding any tax deductions associated with the loss or claim) by reason of the matters to which the claim relates, then the Buyer shall immediately repay to the Vendors a sum corresponding to the amount of the payment or (if less) the amount of the benefit or credit, net of any tax on that benefit or credit.

(e) **(Thresholds)** The Vendors shall have no liability in respect of any proper claim under the Warranties unless:

(i) the amount of any individual claim exceeds the sum of $350,000; and

(ii) the aggregate amount of claims (each in excess of the sum of $350,000 in accordance with clause 6.10(a)), properly made against the Vendors under this agreement exceeds the sum of $1,750,000 and then only as to the extent of the excess over that sum.

(f) **(Change of law)** The Vendors will not be liable to the Buyer for any claim under the Warranties where the claim is as a result of any legislation not in force at the date of this agreement (including legislation which takes effect retrospectively) or where the claim is in respect of a change in the judicial interpretation of the law in any jurisdiction after the date of this agreement.

7. CONFIDENTIALITY

(a) Each of the parties will keep confidential the existence and terms of this agreement, all matters referred to in it and its annexures or appendices and any information of or regarding any of them relating to their participation in this agreement (**"Confidential Information"**).

(b) None of the parties will disclose any Confidential Information to any other person without the prior written consent of the other party, except that any party may disclose Confidential Information:

(i) for the purposes contemplated by this agreement to its auditors, professional advisers, consultants, financier and prospective financiers and their professional advisers, related bodies corporate (as defined in the Corporations Act), and their respective officers and employees, provided that those persons agree to keep confidential and Confidential Information disclosed to them; or

(ii) to comply with any applicable law or requirement of any regulatory body, governmental agency or stock exchange.

The obligations of the parties under this clause are continuing and survive termination of this agreement.

(c) Subject to the obligations of a party under this agreement to make the same available to the parties, any Intellectual Property, Confidential Information, or other proprietary information contributed by a party or made available by a party for review by the other parties (including any financial or other models) will remain the property of the contributing party.

8. COSTS AND STAMP DUTY

8.1 Costs

The parties agree to bear their own legal and other costs and expenses in connection with the preparation, execution and completion of this agreement, and of other related documentation, except for stamp duty.

8.2 Stamp duty

The Buyer will bear all stamp duty payable or assessed to be payable in connection with this agreement and the transfer of Assets to the Buyer.

9. NOTICES

9.1 How to give a notice

A notice, consent or other communication under this agreement is only effective if it is:

(a) **(writing)** in writing, signed by or on behalf of the person giving it;

(b) **(addressed)** addressed to the person to whom it is to be given; and

(c) **(sent)** either:

(i) **(mail)** delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

(ii) **(fax)** sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full; or

(iii) **(email)** sent in electronic form by email.

9.2 When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:

(a) **(fax delivery)** if it is delivered or sent by fax:

(i) by 5.00 pm (local time in the place of receipt) on a Business Day - on that day; or

(ii) after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day - on the next Business Day; and

(b) **(mail delivery)** if it is sent by mail:

(i) within Australia – 3 Business Days after posting; or

(ii) to or from a place outside Australia – 7 Business Days after posting; and

(c) **(email delivery)** if it is sent in electronic form by email, at the earlier of the day on which it is read by the addressee, or (if the giver of the notice promptly confirms the notice by delivery, mail or fax) the first day on which it could have been read by the addressee, but if the notice is read or could first have been read after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day, the notice is taken to have been received on the next Business Day.

9.3 Address for notices

A person's address, fax number and email address are those set out below, or as the person notifies the sender:

Vendors
Address: to be notified in writing
Fax number: to be notified in writing
Attention: to be notified in writing

Buyer
Address: 422 Warrigal Road, Moorabbin VIC
Fax number: (03) 9265 7703
Attention: Company Secretary

10. AMENDMENT AND ASSIGNMENT

10.1 Amendment

This agreement can only be amended, supplemented, replaced or novated by another agreement signed by the parties.

10.2 Assignment

A party may only dispose of, declare a trust over or otherwise create an interest in its rights under this agreement with the prior written consent of the other parties.

11. PUBLIC STATEMENTS

11.1 No Announcements

No party may make an Announcement relating to the subject matter of this agreement or its termination or make public this agreement (or any of its terms) unless the announcement or publicity:

(a) has the prior approval of the other parties; or

(b) is required to be made by law or a Listing Rule.

11.2 Notice of Announcements

If a party is required to make an Announcement pursuant to clause 11.1(b) it must, to the extent practicable without that party breaking the law or the Listing Rule, give to the other parties:

(a) such notice as is reasonable in the circumstances of its intention to make the Announcement; and

(b) a draft of the Announcement and an opportunity, which is reasonable in the circumstances, to comment on the contents of the draft Announcement.

12. THIRD PARTY CONSENT OR WAIVER

If the sale of the Share Assets would result in a breach of contract for which a consent or waiver is required:

(a) the parties will use their best endeavours to obtain the consent of, or a waiver from, each person from whom such consent or waiver is required as soon as is reasonably practicable after the Completion Date; and

(b) the parties must promptly execute every document reasonably required by the third party to give effect to the consent of or waiver by the third party.

13. DISPUTES

13.1 Reference to Panel

(a) If any dispute or difference arises between the parties with respect to the subject matter of this document (including the schedule), it must first be referred to the Panel, which must as soon as practicable endeavour to arrive at an amicable solution to the dispute or difference. The Panel must first meet to endeavour to resolve the dispute within 5 Business Days of the dispute being referred to them.

(b) The Panel in respect of a dispute shall consist of:

(i) one senior representative jointly appointed by the Vendors; and

(ii) one senior representative appointed by the Buyer.

(c) The Panel must determine its own procedures for meetings and unless the Panel otherwise determines all meetings shall be held in Melbourne.

(d) Decisions of the Panel may only be made by the unanimous agreement of the members of the Panel.

(e) Where the Panel is unable to resolve a dispute, or agree on a process to resolve the dispute, at the first meeting where the dispute is raised, a special meeting of the Panel must be convened no sooner than 2 and no later than 5 Business Days from the date of that first meeting and the sole agenda of the special meeting must be the resolution of the dispute.

(f) Any decision of the Panel is binding on the parties.

(g) If the Panel does not resolve the dispute at the special meeting convened in accordance with clause 13.1(e), the Panel must refer the dispute to expert determination in accordance with clause 13.3 promptly after the end of that special meeting.

13.2 Commencement of legal proceedings

(a) A party must not, subject to clauses 13.5 and 13.7, commence legal proceedings in respect of a dispute unless:

(i) the dispute has first been referred to the Panel; and

(ii) the Panel does not:

(A) meet in accordance with clauses 13.1(a) and (e); or

(B) refer the dispute for resolution in accordance with clause 13.1(g).

(b) If a dispute is referred to mediation, arbitration or to some other dispute resolution procedure, neither party may oppose an application for a stay of any legal proceedings in respect of the dispute pending the expert determination, the handing down of the award in an arbitration or the completion of mediation or any other dispute resolution procedure (as the case may be).

13.3 Expert Determination

(a) If a dispute is referred to expert determination under clause 13.1(g), then the Panel must appoint as an expert in relation to that dispute a qualified person considered appropriate by the Panel.

(b) The expert must:

(i) initiate such enquiries and investigations as it considers necessary or desirable for the purposes of performing its functions; and

(ii) determine and inform the parties to the dispute of a time for presentation to the expert by the parties of their respective submissions. Unless the Panel otherwise agrees the presentation must be no later than five Business Days after the appointment of the expert.

(c) The expert must make its determination or finding in respect of the dispute within 10 Business Days after the presentation referred to in clause 13.3(b). Any determination of a dispute by the expert must include a determination as to the award of costs. The expert must not tax the costs of a party. The fees and expenses of experts must be borne by the parties equally.

(d) Any determination made by the expert is binding on the parties.

(e) The expert acts as an expert and not an arbitrator.

(f) The expert must keep confidential all materials and information made available to or by the parties in respect of the dispute.

(g) The expert is released by the parties from liability (other than for fraud) in acting as an expert.

13.4 Performance of obligations pending resolution of dispute

Prior to resolution of a dispute the parties must continue to perform their respective obligations under this agreement.

13.5 Failure to render decision

If the expert appointed under clause 13.3(a) has not made a determination within the time period referred to in clause 13.3(c), either party may have recourse to any or all remedies available at law.

13.6 Information to be used for no other purpose

The parties acknowledge that the purpose of any exchange of information or documents or the making of any offer of settlement pursuant to this clause 13.6 is to attempt to settle the dispute between the parties. No party may use any information or documents obtained through the dispute resolution process established by this clause 13.6 for any purpose other than to settle a dispute between the parties to this document.

13.7 **Injunction**

Nothing in this document prevents a party seeking an injunction or other interlocutory relief at any time.

14. **GENERAL**

14.1 **Governing law**

(a) **(law)** This agreement and the transactions contemplated by this agreement are governed by the law in force in Victoria.

(b) **(jurisdiction)** Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria and courts of appeal from them. Each party waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum, or that those courts do not have jurisdiction.

14.2 **Giving effect to this agreement**

Each party must do anything within its power (including execute any document and sign, pass, or vote in favour of, all resolutions (including conditional resolutions) necessary), and must use its best endeavours to ensure that each of its employees and agents and each director it nominated to the board of a company does anything (including executes any document and signs, passes or votes in favour of all resolutions (including conditional resolutions) necessary), that any other party may reasonably require to give full effect to this agreement.

14.3 **Waiver of rights**

A right may only be waived in writing, signed by the party giving the waiver, and:

(a) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c) the exercise of a right does not prevent any further exercise of that right or of any other right.

14.4 **Operation of this agreement**

(a) This agreement contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this agreement and has no further effect.

(b) Any right that a person may have under this agreement is in addition to, and does not replace or limit, any other right that the person may have.

(c) Any provision of this agreement which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this agreement enforceable, unless this would materially change the intended effect of this agreement.

14.5 **Operation of indemnities**

(a) Each indemnity in this agreement survives the expiry or termination of this agreement.

(b) A party may recover a payment under an indemnity in this agreement before it makes the payment in respect of which the indemnity is given.

14.6 **Consents**

Where this agreement contemplates that a party may agree or consent to something (however it is described), the party may:

(a) agree or consent, or not agree or consent, in its absolute discretion; and

(b) agree or consent subject to conditions,

unless this agreement expressly contemplates otherwise.

14.7 **No merger**

No provision of this agreement merges in or by virtue of Completion.

14.8 **Counterparts**

This agreement may be executed in counterparts.

14.9 **Attorneys**

Each person who executes this agreement on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1

AGGREGATE PURCHASE PRICE

For the purposes of this Agreement, the Aggregate Purchase Price for the Assets will be determined in accordance with the following formula:

APP = UEL Enterprise Value – UED Value + $8,000,000:

where:

APP is the Aggregate Purchase Price

UEL Enterprise Value is an amount determined by the formula: (Bid Price x No. of Shares) + Net Debt + Option Value, where:

- Bid Price = the price per share paid to the public shareholders under the UEL Scheme.
- No. of Shares = the number of UEL shares on issue on the Record Date (as defined in the Implementation Agreement).
- Net Debt (which is to be calculated immediately prior to the Completion Date) is the sum of the Net External Debt and the Shareholder Loan, where:
  - o Net External Debt comprises the following amounts:
    - the amount outstanding under UEL's Bank Syndicated Loan Facility; plus
    - the amount outstanding under UEL's Commercial Paper Program; plus
    - A$320 million (representing the AUD equivalent of the principal outstanding under the US$ 6% Guaranteed Notes issued by UEL); less
    - the aggregate amount of cash held on deposit by UEL and each of its wholly owned subsidiaries; less
    - any amount paid by UEL in relation to the purchase of swaptions under the Swaption Cost Sharing Deed.
  - o the Shareholder Loan is the present value of the amount outstanding under the non-interest bearing loan from PPL to UEL at the date of the execution of this agreement (agreed to be $34,520,624.37).

  For the avoidance of doubt, it is agreed that "**Net Debt**" will be calculated in a manner which ignores the effects of UEL reimbursing Aquila following Implementation for Aquila's costs of purchasing swaptions.

- **Option Value** is $3,303,938.

UED Value is $1,822,410,527.17 plus the DUoS Receipt Adjustment.

The **DUoS Receipt Adjustment** is calculated by the formula:

$$\frac{\text{DUoS Receipt} \times \text{DD}}{\text{DPD}}$$

where:

DUoS Receipt equals the GST exclusive cash amount received or receivable by UED in respect of the supply of electricity in the period ending on the 28th of the month first occurring after the Completion Date (**"DUoS Period"**).

DPD equals the number of days in the DUoS Period.

DD equals the number of days in the DUoS Period up to and excluding the Completion Date.

SCHEDULE 2

ASSUMED NET DEBT

(a) Assumed Net Debt

For the purpose of determining the Assumed Net Debt, the following facts and assumptions have been made concerning the Net Debt position of UEL as at the Assumed Completion Date of 15 July 2003:

	Item	Amount
1	The amount outstanding under UEL's Bank Syndicated Loan Facility and UEL's Commercial Paper Program, net of the aggregate of cash held on deposit by UEL and each of its wholly owned subsidiaries	$349,652,666.67
2	The AUD equivalent of principal outstanding under the US$ 6% Guaranteed Notes issued by UEL	$320,000,000
3	The present value of the amount outstanding under the loan from Power Partnership Pty Limited (**"PPL"**) to UEL	$34,520,624.37
4	Less: Swaption Payment (as listed within the definition in Schedule 1)	$4,106,666.67
	Assumed Net Debt Total	**$700,066,624.37** **** includes cash receipt associated with exercise of options**

(b) Assumed DUoS Receipt Adjustment

For the purpose of determining the Assumed DUoS Receipt Adjustment at the Assumed Completion Date, the following facts and assumptions have been made:

	Amount
DUoS Receipt (for the DUoS Period ending 28 July 2003)	$26,364,000
DPD	30 days
DD (assuming the Completion Date is 23 July 2003)	24 days
Assumed DUoS Receipt Adjustment	**$21,090,000**

Note that for each day that the Completion Date is later or earlier than the Assumed Completion Date, the DUoS Receipt Adjustment will respectively increase or decrease by $0.85 million, assuming the Completion Date is on or before 28 July 2003.

SCHEDULE 3

ALLOCATION OF AGGREGATE PURCHASE PRICE

1. Share Assets

(a)	Uecomm Shares	[APP – WAGH Shares – Uecomm Loan] x 31.73%[1]
(b)	NPS Shares	[APP – WAGH Shares – Uecomm Loan] x 68.27%[1]
(c)	WAGH Shares	The lesser of: (i) $153 million[2]; and (ii) the balance of APP after the Uecomm Loan

2. Loan Assets

(a)	Uecomm Loan	$Amount drawn down under the Uecomm Loan at Completion Date

3. Intellectual Property Assets — $Nil

[1] The allocation of residual consideration after Uecomm Loan and WAGH Shares is in accordance with the PwC Accounting Structure Report.

[2] This represents the value of the underlying WAGH asset being 36 million Alinta Limited shares at $4.25 per share.

SCHEDULE 4

VENDORS' WARRANTIES AND REPRESENTATIONS

1. **STATUS**

(Vendors) The First Vendor is a public company under the Corporations Act incorporated in Victoria. The Second Vendor and Third Vendor are proprietary companies limited by shares under the Corporations Act incorporated respectively in Victoria and Queensland.

2. **ACCURACY OF INFORMATION**

(Recital A) The details set out in Recital A are true, complete and accurate, and the First Vendor is the sole registered holder of the specified Share Assets.

3. **TITLE TO SHARE ASSETS**

(a) **(title)** The issued shares in Uecomm, NPS and WAGH are fully paid (including any premiums), and the First Vendor as registered holder of the Share Assets will have full power and authority to transfer full legal and beneficial ownership of the Share Assets at Completion.

(b) **(no constitution restriction)** There is no restriction on transfer of any of the Share Assets to the Buyer contained in the constitution of the First Vendor.

(c) **(other restrictions)** There is no agreement restricting transfer of any of the Share Assets.

(d) **(at Completion)** At Completion, the Buyer will receive absolute ownership of the Share Assets and title to the Share Assets, free of Encumbrances.

4. **TITLE TO LOAN ASSETS**

(e) **(title)** The Third Vendor as registered holder of the Loan Assets will have full power and authority to transfer full legal and beneficial ownership of the Loan Assets at Completion.

(f) **(no constitution restriction)** There is no restriction on transfer of any of the Loan Assets to the Buyer contained in the constitution of the Third Vendor.

(g) **(other restrictions)** There is no agreement restricting transfer of any of the Loan Assets.

(h) **(at Completion)** At Completion, the Buyer will receive absolute ownership of the Loan Assets, and title to the, free of Encumbrances.

5. **EXTENT OF INTEREST IN UECOMM, NPS AND WAGH**

(i) **(issued capital)** the shares specified in Schedule 3 are all of the issued securities owned by the First Vendor in the capital of Uecomm, NPS and WAGH.

(j) **(issue was compliant)** Uecomm, NPS and WAGH did not contravene their constitution, any applicable law or any Authorisation of a governmental agency by issuing any of the Share Assets.

(k) **(no voting arrangement)** Other than any agreement to which the Buyer is a party there is no document, arrangement or understanding about the exercise of voting rights attaching to any share in or security of Uecomm, NPS or WAGH.

(l) **(no agreement to issue)** There is no agreement, arrangement or understanding, or issued security which gives or may give to any person the right to require now or in the future, the issue of any securities in Uecomm, NPS or WAGH.

SCHEDULE 5

TRADE MARK AND PATENT ASSETS

Part 1: TRADE MARKS

Type/Status	Australian Registration Number	Mark	Class
Registered	799632	UE device	9, 38
Registered	803894	U E COMM (device)	9, 38
Registered	842720	UECOMM	9, 38, 42
Registered	816578	UE LIGHTWARE (device)	9, 38
Registered	721449	UE UNITED ENERGY TELECOMMUNICATIONS (device)	38
Registered	719424	UNITED ENERGY TELECOMMUNICATIONS	38
Registered	734007	UNITED ENERGY GATEWAY	38
Registered	719423	UNITED ENERGY TELECOMS	38
Registered	786947	UNITED ENERGY ACCESS	9, 38, 39
Registered	816579	UE ACCESS (device)	9, 38, 39
Common Law	NA	UECOMM	NA
Common Law	NA	UE UNITED ENERGY TELECOMMUNICATIONS	NA
Common Law	NA	UE COM	NA
Common Law	NA	UE COMM	NA
Common Law	NA	UE LIGHTWARE	NA
Common Law	NA	UE ACCESS	NA

Part 2: PATENTS

All patents and patent applications relating to the termination circuit invention in any jurisdiction including the following patents and patent applications, and all divisions, continuation, continuation in part, supplemental disclosure, amendment and reissues thereof and thereto:

Jurisdiction	Application/Patent No
Australia	739897
Canada	2275986
Eurasia	199900594
Europe	97948647.9
Hong Kong	00102195.9
Indonesia	W-990585
Malaysia	PI9706292
New Zealand	336192
Peoples Republic of China	97181000.1
Thailand	041514
USA	09/331396
Vietnam	S19990491

SCHEDULE 6

UECOMM LOAN DEED OF NOVATION

BLAKE DAWSON WALDRON

L A W Y E R S

Uecomm Loan
Deed of Novation

Uecomm Limited

ABN 56 079 083 195

United Energy Finance Pty Limited

ABN 12 072 214 932

Alinta Finance Pty Ltd

ABN 94 089 531 993

Alinta Ltd

ABN 40 087 857 001

Level 39
101 Collins Street
MELBOURNE VIC 3000
Telephone: 9679 3000
Fax: 9679 3111

Date:

LAWK JWLA 09 1315 5927

CONTENTS

UECOMM LOAN DEED OF NOVATION

DATE

PARTIES

Uecomm Limited ABN 56 079 083 195 ("**Uecomm**")

United Energy Finance Pty Limited ABN 12 072 214 932 in its own capacity and in its capacity as trustee of the UE Finance Trust ("**UE Finance**")

Alinta Finance Pty Ltd ABN 94 089 531 993 ("**Alinta Finance**")

Alinta Limited ABN 40 087 857 001 ("**Alinta**")

RECITALS

A. Uecomm and UE Finance are parties to the Uecomm Loan Agreement.

B. UE Finance holds the benefit of the Uecomm Loan Agreement as trustee for the Trust.

C. Alinta Finance is to be substituted for UE Finance under the Uecomm Loan Agreement on the terms set out below.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

The following definitions apply in this document.

Authorisation means:

(a) an authorisation, consent, declaration, exemption, notarisation or waiver, however it is described; and

(b) in relation to anything that could be prohibited or restricted by law if a public authority acts in any way within a specified period, the expiry of that period without that action being taken,

including any renewal or amendment.

Alinta Group means Alinta and any of its Subsidiaries (including Alinta Finance).

Business Day means a day that is not a Saturday, Sunday or public holiday in Melbourne, Sydney or Perth.

Claim means any allegation, debt, cause of action, liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or

unascertained, actual or contingent whether at law, in equity, under state or otherwise and which any party may have against another.

Completion Date means the Implementation Date (as that term is defined in the Implementation Agreement) or such other date as the parties agree.

Corporations Act means the *Corporations Act 2001* (Cth).

Government Agency means any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Guaranteed Obligations means the obligations of Alinta Finance to Uecomm (monetary or non monetary, present or future, actual or contingent) arising under or in connection with the Uecomm Loan Agreement as amended and novated by this deed.

Implementation has the meaning given in the Implementation Agreement.

Implementation Agreement means the agreement between United Energy Limited, Power Partnership Pty Limited, Alinta Limited, AMP Life Limited, AMP Investment Services Pty Ltd and AMP Henderson Global Investors Limited dated 22 April 2003.

Subordination Deed means the deed of subordination entered into between United Energy Limited and Uecomm in the form set out in Annexure B.

Tax means a tax, levy, duty, charge, deduction or withholding, (however it is described,) that is imposed by a Government Agency, together with any related interest, penalty, fine or other charge, other than one that is imposed on net income.

Trust means the UE Finance Trust constituted under the Trust Deed.

Trust Deed means trust deed executed by UE Finance on 15 May 2002.

Trust Fund has the meaning given in the Trust Deed.

Uecomm Loan Agreement means the loan facility letter between UEL and Uecomm dated 29 June 2000 as amended by agreement between UEL and Uecomm, assigned to UE Finance under an assignment deed between UEL and UE Finance dated 15 May 2002 as amended by agreements between UE Finance and Uecomm dated 18 November 2002 and 9 May 2003, a copy of which is set out in Annexure A.

UEL means United Energy Limited ABN 70 064 651 029.

UEL Scheme means the scheme of arrangement proposed by Power Partnership Pty Limited ABN 48 070 061 282 in respect of shares in UEL not already owned by it.

1.2 Terms defined in the Uecomm Loan Agreement

Terms that are not defined in clause 1.1 and that are defined in the Uecomm Loan Agreement (as amended by this document) have the same meaning in this document.

1.3 Rules for interpreting this document

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a) A reference to:

(i) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v) anything (including a right, obligation or concept) includes each part of it.

(b) A singular word includes the plural, and vice versa.

(c) A word which suggests one gender includes the other genders.

(d) If a word is defined, another part of speech has a corresponding meaning.

(e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) The word "**agreement**" includes an undertaking or other binding arrangement or understanding, whether or not in writing.

1.4 Business Days

If the day on or by which a person must do something under this document is not a Business Day:

(a) if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b) in any other case, the person must do it on or by the previous Business Day.

1.5 Multiple parties

If a party to this document is made up of more than one person, or a term is used in this document to refer to more than one party:

(a) an obligation of those persons is joint and several;

(b) a right of those persons is held by each of them severally; and

(c) any other reference to that party or term is a reference to each of those persons separately, so that (for example) a representation, warranty or undertaking is given by each of them separately.

2. CONSIDERATION

Each party acknowledges that it has received valuable consideration for entering into this document.

3. CONDITION PRECEDENT

The parties' obligations under this deed are conditional upon:

(a) the UEL Scheme becoming effective. The UEL Scheme becoming effective refers to the time when registration of the share transfers occurs upon Implementation of the UEL Scheme in accordance with the Implementation Agreement;

(b) there being no material adverse change prior to the Completion Date, affecting the financial or trading position or prospects of the Alinta Group. A material adverse change includes any event or circumstances that would result in a Standard & Poors credit rating for either of Alinta or Alinta Finance to a level lower than "BBB" if it were to be rated; and

(c) Uecomm receiving a letter from Alinta, in a form acceptable to Uecomm (acting reasonably) whereby Alinta undertakes to use best endeavours to procure that, subject always to their legal and fiduciary obligations, any directors appointed by Alinta to the board of Uecomm will at the next board meeting of Uecomm following the Completion Date, vote to ratify that part of the Corporate Governance Manual currently adopted by the Uecomm Board entitled 'Related Party Protocol' in the section dealing with 'Board Guidelines on Significant Corporate Governance Issues'.

4. ACKNOWLEDGMENT

4.1 Form of Uecomm Loan Agreement

The parties acknowledge and agree that the terms of the Uecomm Loan Agreement as at the date of this deed are those set out in the form of the Uecomm Loan Agreement in Annexure A (including any amendment made by any documents included in Annexure A).

4.2 Amount of Uecomm Loan outstanding

The parties acknowledge that the amount of principal and interest outstanding under the Uecomm Loan Agreement as at 10 July 2003 is:

(a) principal - $43,700,000; and

(b) interest - $95,780.82.

5. NOVATION

5.1 Novation by assumption and release

Subject to clause 5.2 and 5.3, with effect on and from the Completion Date:

(a) Alinta Finance has rights against, and owes obligations to, Uecomm in connection with the Uecomm Loan Agreement as if the Alinta Finance had been a party to the Uecomm Loan Agreement instead of the UE Finance;

(b) Uecomm has rights against, and owes obligations to, Alinta Finance in connection with the Uecomm Loan Agreement as if Alinta Finance had been a party to the Uecomm Loan Agreement instead of UE Finance;

(c) Uecomm and UE Finance have no further rights against each other or obligations to each other in connection with the Uecomm Loan Agreement;

(d) Alinta Finance becomes a party to the Uecomm Loan Agreement in place of UE Finance;

(e) Alinta Finance has rights against, and owes obligations to, Uecomm in connection with the Subordination Deed as if Alinta Finance had been a party to the Subordination Deed instead of UEL;

(f) Uecomm has rights against, and owes obligations to, Alinta Finance in connection with the Subordination Deed as if Alinta Finance had been a party to the Subordination Deed instead of UEL;

(g) Uecomm and UEL have no further rights against each other or obligations to each other in connection with the Subordination Deed ; and

(h) Alinta Finance becomes a party to the Subordination Deed in place of UEL.

5.2 Rights and obligations arising before the Completion Date

Clause 5.1 applies to all rights and obligations between UE Finance and Uecomm (whether present or future, actual or contingent), other than rights or obligations that arise prior to the Completion Date.

5.3 Amendments

(a) With effect from the Completion Date, the Uecomm Loan Agreement is amended as follows:

(i) in clause 2, the reference to '29 December 2004' is deleted and replaced with '29 June 2006';

(ii) a new paragraph is added at the end of clause 2 as follows:

Once you give notice that you wish to draw down under the Facility, we will ensure that cleared funds equal to the amount drawn down will be deposited in your nominated account within 5 Business Days of such notice.

(iii) a new paragraph is added at the end of clause 18 as follows:

We acknowledge that we will not permit any person other than Alinta, to hold or acquire a Relevant Interest (within the meaning given to that term in the Corporations Act) in us without your prior written consent.

(b) Except as specifically amended by this deed, the provisions of the Uecomm Loan Agreement remain in full force and effect. With effect from the Completion Date the Uecomm Loan Agreement as amended by this deed is to be read as a single integrated document incorporating the amendments referred to in this deed.

6. RELEASE

6.1 Release by UE Finance

(a) UE Finance releases Uecomm from all Claims and liabilities arising on and after the Completion Date.

(b) This release is given regardless of when the obligation, liability or Claim arises and whether or not UE Finance is now or in the future aware of the facts and circumstances relevant to any obligation, liability or Claim.

6.2 Release by Uecomm

(a) Uecomm releases UE Finance from all Claims and liabilities arising on and after the Completion Date.

(b) This release is given regardless of when the obligation, liability or Claim arises and whether or not Uecomm is now or in the future aware of the facts and circumstances relevant to any obligation, liability or Claim.

7. REPRESENTATIONS AND WARRANTIES

7.1 Representations and warranties of parties

Each party represents and warrants that:

(a) **(status)** it is a company limited by shares under the Corporations Act;

(b) **(power)** it has full legal capacity and power:

(i) to own its property and assets and to carry on its business; and

(ii) to enter into this document and to carry out the transactions that it contemplates;

(c) **(corporate authority)** it has taken all corporate action that is necessary or desirable to authorise its entry into this document and to carry out the transactions that it contemplates;

(d) **(Authorisations)** it holds each Authorisation that is necessary or desirable:

(i) to execute this document and to carry out the transactions that it contemplates; and

(ii) to ensure that this document is legal, valid, binding and admissible in evidence,

and it is complying with any conditions to which any of these Authorisations is subject;

(e) **(document effective)** this document constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration; and

(f) **(no contravention)** neither its execution of this document, nor the carrying out by it of the transactions that it contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any Government Agency that is binding on it or any of its property;

(ii) contravene any Authorisation;

(iii) contravene any undertaking or instrument binding on it or any of its property; or

(iv) contravene its constitution.

7.2 Trustee representations and warranties

UE Finance (both in its own right and as trustee of the Trust) represents and warrants to Alinta Finance that:

(a) **(status of Trust)** the Trust is duly constituted and has not terminated, nor has the date or any event occurred for the vesting of the Trust Fund;

(b) **(status as trustee)** it is the sole trustee of the Trust, it has not given any notice of resignation and no action has been taken to remove it or to appoint an additional trustee of the Trust;

(c) **(trust power)** it has full legal capacity and power under the Trust Deed to:

(i) own the Trust Fund and carry on the business of the Trust as it is now being conducted; and

(ii) enter into this document and to carry out the transactions that this document contemplates,

as trustee of the Trust;

(d) **(trust authority)** all action that is necessary or desirable under the Trust Deed or at law to:

(i) authorise its entry into this document and its carrying out the transactions that this document contemplates;

(ii) ensure that this document is legal, valid and binding on it as trustee of the Trust and admissible in evidence against it in that capacity; and

(iii) enable it to properly carry on the business of the Trust,

has been taken;

(e) **(benefit of beneficiaries)** it is entering into this document as part of the proper administration of the Trust, for the commercial benefit of the Trust and for the benefit of the beneficiaries of the Trust;

(f) **(right of indemnity)**:

(i) it has the right to be fully indemnified out of the Trust Fund in relation to this document, and the right has not been modified, released or diminished in any way;

(ii) the Trust Fund is sufficient to satisfy that right in full; and

(iii) it has not released or disposed of its equitable lien over the Trust Fund;

(g) **(terms of Trust)** it has disclosed to Alinta Finance full particulars of the Trust and of any other trust or fiduciary relationship affecting the Trust Fund and, without limiting this, has given Alinta Finance a complete and up-to-date copy of the Trust Deed;

(h) **(no breach)** it is not in breach of any of its obligations as trustee of the Trust, whether under the Trust Deed or otherwise; and

(i) **(no resettlement)** no part of the Trust Fund has been resettled, set aside or transferred to any other person, whether as trustee or otherwise, or mixed with any other property.

7.3 Further representation and warranty by UE Finance

UE Finance also represents and warrants to Alinta Finance and to Uecomm that the terms in the Uecomm Loan Agreement are legal and binding, and the Uecomm Loan Agreement is enforceable in accordance with its terms.

7.4 Representation and warranty concerning default

UE Finance represents and warrants to the other parties that it is not in default under the Uecomm Loan Agreement.

7.5 Repetition of representations and warranties

The representations and warranties in this clause are taken to be repeated on the Completion Date on the basis of the facts and circumstances as at that date.

7.6 **Reliance on representations and warranties**

Each party acknowledges that the other party has executed this document and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made or repeated in this clause.

8. INDEMNITIES

8.1 **Indemnity by Alinta Finance**

Alinta Finance will indemnify UE Finance on demand against any Claim, damage, loss, costs, charge, expense, outgoing or payment which UE Finance suffers, incurs or is liable for in respect of Uecomm Loan Agreement on or after the Completion Date.

8.2 **Indemnity by UE Finance**

UE Finance will indemnify Alinta Finance on demand against any Claim, damage, loss, costs, charge, expense, outgoing or payment which Alinta Finance suffers, incurs or is liable for in respect of an act or omission of UE Finance in respect of the Uecomm Loan Agreement prior to the Completion Date.

9. GUARANTEE AND INDEMNITY BY ALINTA

9.1 **Obligations guaranteed**

In consideration for the entry into this deed by Uecomm at Alinta's request, Alinta guarantees to Uecomm the due and punctual performance by Alinta Finance of the Guaranteed Obligations.

9.2 **Consequences of Alinta Finance's defaults**

If Alinta Finance defaults in the due and punctual performance of any Guaranteed Obligation, Alinta :

(a) indemnifies Uecomm against all losses, liabilities and expenses (including legal expenses on a full indemnity basis) that Uecomm incurs (directly or indirectly) as a result of that default; and

(b) must pay the amount of those losses, liabilities and expenses on demand to, or as directed by, Uecomm without any set off, counter claim, condition or deduction.

9.3 **Nature of obligations and enforcement**

Alinta's obligations in this document are principal obligations and may be enforced against Alinta without Uecomm first being required to exhaust any remedy it may have against Alinta Finance or enforce any security it may hold relating to the Guaranteed Obligations.

9.4 **Continuity and preservation of Alinta's obligations**

The guarantee and indemnity contained in this document is a continuing obligation of Alinta, despite any settlement of account or the occurrence of any other thing and remains in full force and effect until all Guaranteed Obligations, contingent or otherwise,

have been satisfied in full. Alinta's obligations in this document are absolute, unconditional and irrevocable. Alinta's obligations under this document are principal obligations and the liability of Alinta under this document extends to and is not affected by any circumstance, act or omission which, but for this subclause, might otherwise affect it at law or in equity.

9.5 Indemnity in respect of the Guaranteed Obligations

Alinta (as primary obligor) unconditionally indemnifies Uecomm against, and must pay Uecomm on demand the amount of, any loss that Uecomm may suffer (directly or indirectly) because the Guaranteed Obligations are unenforceable.

10. NOTICES

10.1 How to give a notice

A notice, consent or other communication under this document is only effective if it is:

(a) in writing, signed by or on behalf of the person giving it;

(b) addressed to the person to whom it is to be given; and

(c) either:

  (i) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

  (ii) sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full.

10.2 When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:

(a) if it is delivered or sent by fax:

  (i) by 5.00 pm (local time in the place of receipt) on a Business Day - on that day; or

  (ii) after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day - on the next Business Day; and

(b) if it is sent by mail - on actual receipt.

10.3 Address for notices

A person's address and fax number are those set out below, or as the person notifies the sender:

Uecomm
Address: 126 Trenerry Crescent, Abbotsford, Victoria

Fax number: (03) 9221 4193
Attention: General Counsel

UE Finance
Address: Level 13, 101 Collins Street, Melbourne, Victoria
Fax number: (03) 9222 9120
Attention: Company Secretary

Alinta Finance
Address: 422 Warrigal Road, Moorabbin, Victoria
Fax number: (03) 9265 7703
Attention: Company Secretary

Alinta
Address: 422 Warrigal Road, Moorabbin, Victoria
Fax number: (03) 9265 7703
Attention: Company Secretary

11. GENERAL

11.1 Governing law

(a) This document is governed by the law in force in Victoria.

(b) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Victoria, and any court that may hear appeals from any of those courts, for any proceedings in connection with this document, and waives any right it might have to claim that those courts are an inconvenient forum.

11.2 Liability for expenses

Each party will bear and be responsible for its own legal, accounting and advisory costs and expenses in connection with the negotiation, preparation, completion and carrying into effect of this deed and any instrument or transfer contemplated in or necessary to give effect to this deed.

11.3 Giving effect to this document

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that any other party may reasonably require to give full effect to this document.

11.4 Amendment

This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

11.5 Counterparts

This document may be executed in counterparts.

11.6 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

EXECUTED as a deed.

SIGNED for **UNITED ENERGY FINANCE PTY LIMITED** under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

SIGNED for **UECOMM LIMITED** under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

SIGNED for **ALINTA FINANCE PTY LTD** under power of attorney in the presence of:

Signature of witness	Signature of attorney
Name	Name
	Date of power of attorney

SIGNED for **ALINTA LIMITED** under power of attorney in the presence of:

Signature of witness	Signature of attorney
Name	Name
	Date of power of attorney

ANNEXURE A

UECOMM LOAN AGREEMENT

United Energy Limited
(ACN 064 651 029)
Level 13, 101 Collins Street, Melbourne, Victoria 3000

Date: 29 June 2003

UE Comm Pty Limited (ACN 079 083 195)

Attention: the Company Secretary

Dear Sir

Following recent discussions we offer you a loan facility (the ***Facility***) on the following terms and conditions.

1. LIMIT

The maximum principal amount of the cash advances to be made available under the Facility is A$80,000,000 or such higher amount as the parties may agree from time to time (the ***Limit***).

2. DRAWINGS

Subject to this Agreement, you may at any time commencing on the Commencement Date and ending on the Repayment Date make drawings under the Facility, provided that the Principal Outstanding after any drawing does not exceed the Limit.

3. REPAYMENT

You will repay the whole of the Principal Outstanding together with accrued interest and all other amounts outstanding under this Agreement to us on the date which is 7 years from the date that this offer is accepted (the ***Repayment Date***).

4. TEMPORARY PREPAYMENT

You may prepay in whole or in part amounts drawn under this Agreement at any time.

5. INTEREST

5.1 Payment and rate

Interest will accrue on the Principal Outstanding in respect of each Interest Period and will be due and payable by you in arrears on each Interest Due Date.

The interest rate applicable to the Principal Outstanding will be 8% per annum or such other rate as we may agree, calculated on daily balances of the Principal Outstanding.

A certificate signed by one of our directors or secretaries will be conclusive evidence (in the absence of manifest error) of all amounts payable by you under this Agreement.

5.2 Carry-forward

If in respect of any Interest Due Date you consider that you will have insufficient operating cash flow to pay all or part of the interest due, you must give us as much written notice as practicable, with all relevant details.

We may, at our discretion, agree to defer payment of all or part of the interest due to a subsequent Interest Due Date and such interest will not be due until that subsequent Interest Due Date. Interest continues to accrue on any amount of interest so deferred. Any payments made by you on subsequent Interest Due Dates will be applied so far as they extend:

(a) first, in or towards payment of interest accruing on the Principal Outstanding after the original Interest Due Date;

(b) secondly, in or towards payment of the amount of interest deferred under this Clause 5.2 and interest on the deferred interest.

6. CHARGES AND EXPENSES

You will pay and/or reimburse us on demand all charges and expenses which we may incur or become liable to pay in connection with the preparation, execution, implementation or enforcement of this Agreement, including, without limitation, any stamp duty, financial institutions duty, debits tax, any other tax, duty or impost, legal fees (on a full indemnity basis) and out-of-pocket expenses.

7. OVERDUE MONEY

You will pay interest, on each Interest Due Date, on all amounts which from time to time fall due for payment under this Agreement but are unpaid both before and (as a separate and independent obligation) after judgment, at the Overdue Money Rate from time to time computed on daily balances from the date such amounts fall due for payment until they are paid or satisfied.

8. GST

All amounts payable under this Agreement are expressed to be exclusive of GST. If GST is payable on a Taxable Supply made by us under this Agreement the amount payable by you for that Taxable Supply will be the amount provided for in or under this Agreement to be payable or deductible, plus GST.

In this Clause, ***GST*** and ***Taxable Supply*** have the meanings given in section 195-1 of the *A New Tax System (Goods and Services Tax) Act 1999*.

9. SUBORDINATION

Notwithstanding any other provision of this Agreement, we acknowledge that our rights under this Agreement are subject to the subordination deed to be entered into with you on or about the date of this offer.

10. APPLICATION OF FUNDS

Subject to Clause 5.2, funds available to you must be applied in respect of us, in the following order:

(a) first, interest payments under Clause 5.1;

(b) secondly, interest payments (if any) under Clause 5.2;

(c) thirdly, prepayments under Clause 4; and

(d) fourthly, in other payments or repayments under the Facility as and when they accrue.

11. CONDITIONS PRECEDENT

11.1 General condition precedent

It is a condition precedent to the availability of the first drawing that you deliver to us an acceptance in the form of the Acceptance of Offer, duly signed by way of formal acceptance.

11.2 Further conditions precedent to each drawing

Our obligation to make available any drawing is subject to the further conditions precedent that:

(a) **(representations true)** your representations and warranties in this Agreement are true in all material respects as at the date of the relevant drawing as though they had been made at that date in respect of the facts and circumstances then subsisting; and

(b) **(no default)** no Event of Default or event which with the giving of notice or passage of time or both would become an Event of Default is subsisting as at the date of the relevant drawing or will result from the drawing.

12. PAYMENTS

You will pay all money due to us under this Agreement in normal banking hours to the account nominated by us from time to time in immediately available funds without set-off, counterclaim or any deduction of any kind.

If any payment is due on a day which is not a Business Day it will be made on the next Business Day and interest adjusted accordingly.

13. REPRESENTATIONS AND WARRANTIES

By your acceptance of the offer contained in this letter, you represent and warrant as follows.

(a) **(Corporate power and authorisation)** You have the power to enter into and perform this Agreement and have taken all corporate and other action necessary to authorise the entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement.

(b) (Document binding) This Agreement is your valid and binding obligation enforceable in accordance with its terms.

The representations and warranties set out above will survive the execution and delivery of, and the provision of accommodation under, this Agreement. They will be deemed repeated on each date a drawing is made under Clause 2.

14. EVENTS OF DEFAULT

14.1 Events of Default

Each of the following is an Event of Default (whether or not it is in your control).

(a) (Obligations under documents) You fail:

(i) to pay within 3 Business Days an amount payable by you under this Agreement when due;

(ii) to comply with any of your other obligations under this Agreement and, if in our reasonable opinion that failure can be remedied within 30 days after it occurs, to remedy the failure within that period; or

(iii) to satisfy within the stipulated time anything which we made a condition of our waiving compliance with a condition precedent or undertaking in this Agreement.

(b) (Misrepresentation) A representation, warranty or statement by you in this Agreement, or in connection with the Facility, proves to have been incorrect or misleading in any material respect when made or repeated.

(c) (Cross default)

(i) Any present or future indebtedness exceeding $10,000,000 of you or any of your subsidiaries for money borrowed or raised or any financial accommodation whatever (including without limitation any lease or hiring arrangement):

(A) is not paid when due (or within an applicable grace period); or

(B) becomes due and payable before its stated maturity or expiry; or

(ii) a facility or obligation granted or owed by a person to you to provide financial accommodation of an amount exceeding $10,000,000 is prematurely terminated.

(d) (Winding up, arrangements, insolvency etc)

(i) You or any of your subsidiaries ceases, suspends or threatens to cease or suspend the conduct of all or substantially all of your or its respective business or disposes of or threatens to dispose of all or substantially all of your or its respective assets

(other than, in any case, for the purposes of a bona fide solvent intra-group reorganisation);

(ii) you or any of your subsidiaries stops or suspends or threatens to stop or suspend payment of all or any class of your or its respective debts;

(iii) you or any of your subsidiaries is insolvent within the meaning of section 95A of the Corporations Law;

(iv) an administrator is appointed to you or any of your subsidiaries; or

(v) an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting or an application to a court or other steps are taken for:

(A) the winding up or dissolution of you or any of your subsidiaries; or

(B) you or any of your subsidiaries entering into any arrangement, compromise or composition with or assignment for the benefit of its creditors or any class of them or any of them,

and any such application or proceeding is not dismissed, withdrawn or stayed within 21 days.

(e) **(Enforcement against assets)**

(i) A controller (within the meaning of section 9 of the Corporations Law) or similar officer is appointed to;

(ii) a Security Interest is enforced over; or

(iii) a distress, attachment or other execution is levied or enforced over,

all or any material part of your assets and undertaking or those of any of your subsidiaries.

(f) **(Reduction of capital)** Without our prior consent, you or any of your subsidiaries:

(i) reduces its capital (including, without limitation, a purchase of its shares but excluding a redemption of redeemable shares);

(ii) passes a resolution to reduce its capital or to authorise it to purchase its shares or a resolution under section 254N or 260B of the Corporations Law or any equivalent provision, or calls a meeting to consider such a resolution; or

(iii) applies to a court to call any such meeting or to sanction any such resolution or reduction.

Nothing in this paragraph *(f)* prevents you from purchasing your shares in an amount up to $130,000,000 million on or prior to 30 June 2000.

(g) (Vitiation of this Agreement)

(i) All or any material part of this Agreement is terminated or is or becomes void, illegal, invalid, unenforceable or of limited force and effect;

(ii) a party (other than ourselves) becomes entitled to terminate, rescind or avoid all or part of this Agreement.

14.2 Consequences

In addition to any other rights provided by law or by this Agreement, but subject to Clause 9, at any time after an Event of Default we may by notice to you declare all money actually or contingently owing under this Agreement immediately due and payable, and you will immediately repay the Principal Outstanding and pay accrued interest and fees and all such other money.

15 NOTICES

Any notice, demand, consent or other communication (the *Notice*) given or made under this Agreement:

(a) must be in writing and signed by a person duly authorised by the sender;

(b) must either be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address, or fax number below or the address or fax number last notified by the intended recipient to the sender:

(i) to you: Ue Comm Pty Limited

Attention: The Company Secretary
Fax No: 03 9222 9120

(ii) to us: United Energy Limited

Attention: The Company Secretary
Fax No: (03) 9222 9120

(c) will be taken to be duly given or made:

(i) in the case of delivery in person, when delivered;

(ii) in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(iii) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages, the correct destination fax machine number and the result of the transmission as "OK",

but if the result is that a Notice would be taken to be given or made on a day which is not a business day in the place to which the Notice is sent or is later than 4 pm (local time) it will be taken to have been

duly given or made at the commencement of business on the next business day in that place.

16. ASSIGNMENT

Neither of us may assign or transfer any of our rights or obligations under this Agreement without the prior written consent of the other.

17. REMEDIES

For the avoidance of doubt, but subject to Clause 9, nothing in this Agreement or any interest that any of our Related Bodies Corporate may hold in you, affects the nature of any advance made to you pursuant to this Agreement as a loan or prohibits or fetters in any manner our ability to enforce our rights in respect of this Agreement.

18. GOVERNING LAW

This Agreement is governed by the laws of Victoria. You submit to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

19. DEFINITIONS AND INTERPRETATION

19.1 Definitions

The following definitions apply unless the context requires otherwise.

Acceptance of Offer means the form of acceptance of offer set out in the enclosed copy of this letter.

this Agreement means the agreement constituted by your acceptance of the offer contained in this letter.

Business Day means a day on which banks are open for business in Melbourne.

Commencement Date means the date on which all the conditions set out in Clause 11 have been satisfied.

Event of Default means any of the events specified in Clause 14.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority.

Interest Due Date means the last Business Day of each Interest Period.

Interest Period means, in relation to any advance under this Agreement, any period agreed between you and us except that:

(a) if an Interest Period would otherwise end on a day which is not a Business Day, it will be extended to the next Business Day;

(b) the final Interest Period will end on the Repayment Date.

Limit has the meaning specified in Clause 1.

Overdue Money Rate means at any time the sum of 2% per annum and the interest rate specified in Clause 5 for periods of such length as we may

reasonably select applicable from time to time (expressed as a percentum per annum).

Principal Outstanding means the aggregate principal amount of all advances provided under this Agreement and from time to time outstanding.

Repayment Date has the meaning specified in Clause 3.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claims satisfied in priority to other creditors with, or from the proceeds of, any asset. Without limitation it includes retention of title other than in the ordinary course of day-to-day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

20. INTERPRETATION

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) References to 'you' or 'your' mean Ue Comm Pty Limited and references to 'we', 'us' or 'our' mean United Energy Limited.

(b) The singular includes the plural and conversely.

(c) A gender includes all genders.

(d) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to a Clause is a reference to a Clause of this Agreement.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of the foregoing.

(g) A reference to a party to this Agreement or another agreement or document includes the party's successors and permitted substitutes or assigns (and, where applicable, the party's legal personal representatives).

(h) A reference to an agreement or document is to the agreement or document as amended, novated, supplemented or replaced from time to time.

(i) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

21. ACCEPTANCE

The offer contained in this letter remains open for acceptance until 11.59pm (Melbourne time) on 30 June 2000 (or any later time or date agreed by us). If you wish to accept the offer, you may do so by signing the Acceptance of Offer and returning it to us at our address specified in Clause 15.

22. AGREEMENT

A contract resulting from the acceptance of the offer outlined in this letter constitutes an agreement between the parties and not rights and obligations imposed by deed.

Yours faithfully

Signed for and on behalf of **United Energy Limited** by its duly authorised attorney in the presence of:

[signature]

Attorney's Signature

LGOULDING

Print Name

[signature]

Witness Signature

TRUDI LODGE

Print Name

ALLENS
ARTHUR ROBINSON
GROUP

Amendment Agreement

Uecomm Limited

and

United Energy Limited

Arthur Robinson & Hedderwicks
Stock Exchange Centre
530 Collins Street
Melbourne 3000 Australia
Tel 61 3 9614 1011
Fax 61 3 9614 4661

atm M0110744935v1 949133 TAL:DYB

Amendment Agreement

Arthur Robinson & Hedderwicks

Table of Contents

Amendment Agreement

Arthur Robinson & Hedderwicks

Date

Parties

1. Uecomm Limited (formerly Ue Comm Pty Limited) (ACN 079 083 195) of Level 13, 101 Collins Street, Melbourne, Victoria 3000.
2. United Energy Limited (ACN 064 651 029) of Level 13, 101 Collins Street, Melbourne, Victoria 3000.

Recitals

A The parties have entered into to an Agreement dated 29 June 2000 under which United Energy Limited agreed to make available to Uecomm Limited an A$80,000,000 loan facility (the *Principal Agreement*).

B The parties wish to amend the Principal Agreement in the manner set out in this Agreement.

It is agreed as follows.

1. Definitions and interpretation

(a) Words which are defined in the Principal Agreement and which are used in this Agreement have the same meaning in this Agreement as in the Principal Agreement, unless the context requires otherwise.

(b) The provisions of Clause 22 of the Principal Agreement form part of this Agreement as if set out at length in this Agreement.

2. Amendments

The Principal Agreement is amended to read as set out in the Schedule.

3. Effective Date

This Agreement takes effect, and the parties agree to be bound by the Principal Agreement as amended by this Agreement, from the date of this Agreement (the *Effective Date*).

4. Remaining provisions unaffected

Except as specifically amended by this Agreement, all terms and conditions of the Principal Agreement remain in full force and effect. With effect from

the Effective Date (as defined in Clause 3), the Principal Agreement as amended by this Agreement is to be read as a single integrated document incorporating the amendments effected by this Agreement.

5. Governing law and jurisdiction

This Agreement is governed by the laws of Victoria. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction in connection with matters concerning this Agreement.

6. Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Amendment Agreement

Arthur Robinson & Hedderwicks

Executed in Melbourne.

Each attorney executing this Agreement states that he or she has no notice of revocation or suspension of his or her power of attorney.

Uecomm Limited

The Common Seal of Uecomm Limited was duly affixed in the presence of:

Director/Secretary

L GOULDING

Print Name

Director

Print Name

United Energy Limited

The Common Seal of United Energy Limited was duly affixed in the presence of:

Director/Secretary

L GOULDING

Print Name

Director

Print Name

Schedule

United Energy Limited
(ACN 064 651 029)
Level 13, 101 Collins Street, Melbourne, Victoria 3000

Date 29 June 2000

Ue Comm Pty Limited (ACN 079 083 195)

Attention: the Company Secretary

Dear Sir

Following recent discussions we offer you a loan facility (the ***Facility***) on the following terms and conditions.

1. **LIMIT**

The maximum principal amount of the cash advances to be made available under the Facility is A$80,000,000 or such higher amount as the parties may agree from time to time (the ***Limit***).

2. **DRAWINGS**

Subject to this Agreement, you may at any time commencing on the Commencement Date and ending on the Repayment Date make drawings under the Facility, provided that the Principal Outstanding after any drawing does not exceed the Limit.

3. **REPAYMENT**

You will repay the whole of the Principal Outstanding together with accrued interest and all other amounts outstanding under this Agreement to us on the date which is 3 years from the date that this offer is accepted (the ***Repayment Date***).

4. **TEMPORARY PREPAYMENT**

You may prepay in whole or in part amounts drawn under this Agreement at any time.

Any amounts prepaid under this Clause 4 may be redrawn in accordance with Clause 2.

5. **CANCELLATION**

You may cancel the Facility in whole or part at any time without penalty or premium. Any part of the Facility which is cancelled will no longer be available to you and the Limit will be reduced accordingly.

6. INTEREST

6.1 Payment and rate

Interest will accrue on the Principal Outstanding in respect of each Interest Period and will be due and payable by you in arrears on each Interest Due Date.

The interest rate applicable to the Principal Outstanding will be 8% per annum or such other rate as we may agree, calculated on daily balances of the Principal Outstanding.

A certificate signed by one of our directors or secretaries will be conclusive evidence (in the absence of manifest error) of all amounts payable by you under this Agreement.

6.2 Carry-forward

If in respect of any Interest Due Date you consider that you will have insufficient operating cash flow to pay all or part of the interest due, you must give us as much written notice as practicable, with all relevant details.

We may, at our discretion, agree to defer payment of all or part of the interest due to a subsequent Interest Due Date and such interest will not be due until that subsequent Interest Due Date. Interest continues to accrue on any amount of interest so deferred. Any payments made by you on subsequent Interest Due Dates will be applied so far as they extend:

(a) first, in or towards payment of interest accruing on the Principal Outstanding after the original Interest Due Date;

(b) secondly, in or towards payment of the amount of interest deferred under this Clause 6.2 and interest on the deferred interest.

7. CHARGES AND EXPENSES

You will pay and/or reimburse us on demand all charges and expenses which we may incur or become liable to pay in connection with the preparation, execution, implementation or enforcement of this Agreement, including, without limitation, any stamp duty, financial institutions duty, debits tax, any other tax, duty or impost, legal fees (on a full indemnity basis) and out-of-pocket expenses.

8. OVERDUE MONEY

You will pay interest, on each Interest Due Date, on all amounts which from time to time fall due for payment under this Agreement but are unpaid both before and (as a separate and independent obligation) after judgment, at the Overdue Money Rate from time to time computed on daily balances from the date such amounts fall due for payment until they are paid or satisfied.

9. GST

All amounts payable under this Agreement are expressed to be exclusive of GST. If GST is payable on a Taxable Supply made by us under this

Agreement the amount payable by you for that Taxable Supply will be the amount provided for in or under this Agreement to be payable or deductible, plus GST.

In this Clause, *GST* and *Taxable Supply* have the meanings given in section 195-1 of the *A New Tax System (Goods and Services Tax) Act 1999.*

10. SUBORDINATION

Notwithstanding any other provision of this Agreement, we acknowledge that our rights under this Agreement are subject to the subordination deed to be entered into with you on or about the date of this offer.

11. APPLICATION OF FUNDS

Subject to Clause 5.2, funds available to you must be applied in respect of us, in the following order:

(a) first, interest payments under Clause 6.1;

(b) secondly, interest payments (if any) under Clause 6.2;

(c) thirdly, prepayments under Clause 4; and

(d) fourthly, in other payments or repayments under the Facility as and when they accrue.

12. CONDITIONS PRECEDENT

12.1 General condition precedent

It is a condition precedent to the availability of the first drawing that you deliver to us an acceptance in the form of the Acceptance of Offer, duly signed by way of formal acceptance.

12.2 Further conditions precedent to each drawing

Our obligation to make available any drawing is subject to the further conditions precedent that:

(a) **(representations true)** your representations and warranties in this Agreement are true in all material respects as at the date of the relevant drawing as though they had been made at that date in respect of the facts and circumstances then subsisting; and

(b) **(no default)** no Event of Default or event which with the giving of notice or passage of time or both would become an Event of Default is subsisting as at the date of the relevant drawing or will result from the drawing.

13. PAYMENTS

You will pay all money due to us under this Agreement in normal banking hours to the account nominated by us from time to time in immediately available funds without set-off, counterclaim or any deduction of any kind.

tdm M011071791v4 949133 9 08 2000

If any payment is due on a day which is not a Business Day it will be made on the next Business Day and interest adjusted accordingly.

14. REPRESENTATIONS AND WARRANTIES

By your acceptance of the offer contained in this letter, you represent and warrant as follows.

(a) **(Corporate power and authorisation)** You have the power to enter into and perform this Agreement and have taken all corporate and other action necessary to authorise the entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement.

(b) **(Document binding)** This Agreement is your valid and binding obligation enforceable in accordance with its terms.

The representations and warranties set out above will survive the execution and delivery of, and the provision of accommodation under, this Agreement. They will be deemed repeated on each date a drawing is made under Clause 2.

15. UNDERTAKINGS

You undertake, while any amounts are outstanding under this Facility or this Facility is still available for drawing, as follows.

(a) **(Financial Indebtedness)** You and your subsidiaries will not incur any Financial Indebtedness except:

(i) under this Agreement;

(ii) under the A$ Loan Agreement; or

(iii) Financial Indebtedness in a total amount not exceeding A$5,000,000, except with our prior written consent.

(b) **(Distribution)** You will not declare any dividend or pay or distribute any money or other asset (including, without limitation, interest, dividend, return of capital, repayment or redemption) to or for the benefit of a shareholder (other than us) in that capacity.

16. EVENTS OF DEFAULT

16.1 Events of Default

Each of the following is an Event of Default (whether or not it is in your control).

(a) **(Obligations under documents)** You fail:

(i) to pay within 3 Business Days an amount payable by you under this Agreement when due;

(ii) to comply with any of your other obligations under this Agreement and, if in our reasonable opinion that failure can be remedied within 30 days after it occurs, to remedy the failure within that period; or

(iii) to satisfy within the stipulated time anything which we made a condition of our waiving compliance with a condition precedent or undertaking in this Agreement.

(b) (Misrepresentation) A representation, warranty or statement by you in this Agreement, or in connection with the Facility, proves to have been incorrect or misleading in any material respect when made or repeated.

(c) **(Cross default)**

(i) Any present or future indebtedness exceeding $10,000,000 of you or any of your subsidiaries for money borrowed or raised or any financial accommodation whatever (including without limitation any lease or hiring arrangement):

(A) is not paid when due (or within an applicable grace period); or

(B) becomes due and payable before its stated maturity or expiry; or

(ii) a facility or obligation granted or owed by a person to you to provide financial accommodation of an amount exceeding $10,000,000 is prematurely terminated.

(d) **(Winding up, arrangements, insolvency etc)**

(i) You or any of your subsidiaries ceases, suspends or threatens to cease or suspend the conduct of all or substantially all of your or its respective business or disposes of or threatens to dispose of all or substantially all of your or its respective assets (other than, in any case, for the purposes of a bona fide solvent intra-group reorganisation);

(ii) you or any of your subsidiaries stops or suspends or threatens to stop or suspend payment of all or any class of your or its respective debts;

(iii) you or any of your subsidiaries is insolvent within the meaning of section 95A of the Corporations Law;

(iv) an administrator is appointed to you or any of your subsidiaries; or

(v) an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting or an application to a court or other steps are taken for:

(A) the winding up or dissolution of you or any of your subsidiaries; or

(B) you or any of your subsidiaries entering into any arrangement, compromise or composition with or assignment for the benefit of its creditors or any class of them or any of them,

and any such application or proceeding is not dismissed, withdrawn or stayed within 21 days.

(c) **(Enforcement against assets)**

(i) A controller (within the meaning of section 9 of the Corporations Law) or similar officer is appointed to;

(ii) a Security Interest is enforced over; or

(iii) a distress, attachment or other execution is levied or enforced over,

all or any material part of your assets and undertaking or those of any of your subsidiaries.

(f) **(Reduction of capital)** Without our prior consent, you or any of your subsidiaries:

(i) reduces its capital (including, without limitation, a purchase of its shares);

(ii) passes a resolution to reduce its capital or to authorise it to purchase its shares or a resolution under section 254N or 260B of the Corporations Law or any equivalent provision, or calls a meeting to consider such a resolution; or

(iii) applies to a court to call any such meeting or to sanction any such resolution or reduction.

Nothing in this paragraph (f) prevents you from purchasing your shares in an amount up to $130,000,000 million on or prior to 30 June 2000.

(g) **(Vitiation of this Agreement)**

(i) All or any material part of this Agreement is terminated or is or becomes void, illegal, invalid, unenforceable or of limited force and effect;

(ii) a party (other than ourselves) becomes entitled to terminate, rescind or avoid all or part of this Agreement.

16.2 Consequences

In addition to any other rights provided by law or by this Agreement, but subject to Clause 10, at any time after an Event of Default we may by notice to you declare all money actually or contingently owing under this Agreement immediately due and payable, and you will immediately repay the Principal Outstanding and pay accrued interest and fees and all such other money.

17. NOTICES

Any notice, demand, consent or other communication (the *Notice*) given or made under this Agreement:

(a) must be in writing and signed by a person duly authorised by the sender;

(b) must either be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address, or fax number below or the address or fax number last notified by the intended recipient to the sender:

(i) to you: Ue Comm Pty Limited

Attention: The Company Secretary
Fax No: 03 9222 9120

(ii) to us: United Energy Limited

Attention: The Company Secretary
Fax No: (03) 9222 9120

(c) will be taken to be duly given or made:

(i) in the case of delivery in person, when delivered;

(ii) in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(iii) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages, the correct destination fax machine number and the result of the transmission as "OK",

but if the result is that a Notice would be taken to be given or made on a day which is not a business day in the place to which the Notice is sent or is later than 4 pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

18. ASSIGNMENT

Neither of us may assign or transfer any of our rights or obligations under this Agreement without the prior written consent of the other.

19. REMEDIES

For the avoidance of doubt, but subject to Clause 10, nothing in this Agreement or any interest that any of our Related Bodies Corporate may hold in you, affects the nature of any advance made to you pursuant to this Agreement as a loan or prohibits or fetters in any manner our ability to enforce our rights in respect of this Agreement.

20. GOVERNING LAW

This Agreement is governed by the laws of Victoria. You submit to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

21. DEFINITIONS AND INTERPRETATION

21.1 Definitions

The following definitions apply unless the context requires otherwise.

Acceptance of Offer means the form of acceptance of offer set out in the enclosed copy of this letter.

A$ Loan Agreement means the A$130,000,000 loan agreement dated 29 June 2000 between you, us, Deutsche Bank AG and Deutsche Australia Limited.

this Agreement means the agreement constituted by your acceptance of the offer contained in this letter.

Business Day means a day on which banks are open for business in Melbourne.

Commencement Date means the date on which all the conditions set out in Clause 12 have been satisfied.

Event of Default means any of the events specified in Clause 16.

Financial Indebtedness means any indebtedness (actual or contingent) in respect of money borrowed or raised by you or your subsidiaries.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority.

Interest Due Date means the last Business Day of each Interest Period.

Interest Period means, in relation to any advance under this Agreement, any period agreed between you and us except that:

(a) if an Interest Period would otherwise end on a day which is not a Business Day, it will be extended to the next Business Day;

(b) the final Interest Period will end on the Repayment Date.

Limit has the meaning specified in Clause 1.

Overdue Money Rate means at any time the sum of 2% per annum and the interest rate specified in Clause 6 for periods of such length as we may reasonably select applicable from time to time (expressed as a percentum per annum).

Principal Outstanding means the aggregate principal amount of all advances provided under this Agreement and from time to time outstanding.

Repayment Date has the meaning specified in Clause 3.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claims satisfied in priority to other creditors with, or from the proceeds of, any asset. Without limitation it includes retention of title other than in the ordinary course of day-to-day trading and a deposit of money by way of security but it excludes a charge or lien arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

22. INTERPRETATION

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) References to 'you' or 'your' mean Ue Comm Pty Limited and references to 'we', 'us' or 'our' mean United Energy Limited.

(b) The singular includes the plural and conversely.

(c) A gender includes all genders.

(d) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to a Clause is a reference to a Clause of this Agreement.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of the foregoing.

(g) A reference to a party to this Agreement or another agreement or document includes the party's successors and permitted substitutes or assigns (and, where applicable, the party's legal personal representatives).

(h) A reference to an agreement or document is to the agreement or document as amended, novated, supplemented or replaced from time to time.

(i) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

23. ACCEPTANCE

The offer contained in this letter remains open for acceptance until 11.59pm (Melbourne time) on 30 June 2000 (or any later time or date agreed by us). If you wish to accept the offer, you may do so by signing the Acceptance of Offer and returning it to us at our address specified in Clause 17.

24. AGREEMENT

A contract resulting from the acceptance of the offer outlined in this letter constitutes an agreement between the parties and not rights and obligations imposed by deed.

Yours faithfully

Signed for and on behalf of United Energy Limited by its duly authorised attorney in the presence of:

L GOULDING

Attorney's Signature

L GOULDING

Print Name

TRUDI LODGE

Witness Signature

TRUDI LODGE

Print Name

Acceptance of Offer

To: United Energy Limited (ACN 064 651 029)

We accept your offer of a loan facility on the terms and conditions set out in your letter to us of 29 June 2000.

Signed for and on behalf of Ue Comm Pty Limited by its duly authorised attorney in the presence of:

L GOULDING

Attorney's Signature

L GOULDING

Print Name

TRUDI LODGE

Witness Signature

TRUDI LODGE

Print Name

Dated: 29 June 2000

Uecomm
MAKING THE CONNECTION

- 128 Trenerry Crescent
- Abbotsford Victoria 3067
- Telephone +613 9221 4 100
- Facsimile +613 9221 41 92

30 May 2002

Mr Carl Hunt
Treasurer
United Energy Limited
Level 13, 101 Collins Street
Melbourne VIC 3000

Dear Carl,

Re: United Energy Limited (UE) - $80 million Shareholder Loan Facility to Uecomm Limited – Request for Consent

We refer to your letter dated 15 May 2002, where you requested the consent of Uecomm Limited to transfer any of United Energy Limited's rights and obligations under the Shareholder Loan to United Energy Marketing Pty Limited (in its capacity as trustee of the United Energy Finance Trust).

Uecomm Limited consents to the transfer subject to the following provisos:

1. United Energy Limited does not undertake any further transfer or assignment without the written consent of Uecomm Limited; and

2. United Energy Finance Trust remains a 100% owned subsidiary of United Energy Limited and United Energy Limited unconditionally guarantees the performance and obligations of United Energy Marketing Pty Limited in relation to the provision of the $80 million Shareholder Loan Facility to Uecomm Limited.

Please counter sign this letter and return to Uecomm Limited to confirm your acceptance of these additional obligations.

[signature]
Uecomm Limited – Authorised Signature

Peter McGrath - C.E.O.
Print Name

30 MAY 2002.
Dated

[signature]
C. W. HUNT
TREASURER
31 March 2003

MELBOURNE
SYDNEY
BRISBANE
PERTH
ADELAIDE

Amendment Agreement

Uecomm Limited

United Energy Finance Pty Limited
(in its capacity as trustee of the United Energy Finance Trust)

Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au

Table of Contents

Amendment Agreement

Allens Arthur Robinson

Date

18 November 2002

Parties

1. **Uecomm Limited** (formerly Ue Comm Pty Limited) (ACN 079 083 195) of Level 13, 101 Collins Street, Melbourne Victoria 3000 (***Uecomm***).
2. **United Energy Finance Pty Limited** (formerly United Energy Marketing Pty Limited) (in its capacity as trustee of the Finance Trust) (ACN 072 214 932) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (the ***Company***).

Recitals

A By a loan agreement dated 29 June 2000 (as amended) United Energy Limited (***UE***) agreed to make available to Uecomm an A$80,000,000 loan facility (the ***Principal Agreement***).

B By an assignment deed dated 15 May 2002, UE assigned its rights and obligations as lender under the Principal Agreement to the Company.

C The Company and Uecomm wish to amend the Principal Agreement in the manner set out in this Agreement.

It is agreed as follows.

1. Definitions and interpretation

1.1 Definitions

Definitions in the Principal Agreement apply in this Agreement unless the context requires otherwise.

Finance Trust means the United Energy Finance Trust established by the Trust Deed dated 15 May 2002 executed by the Company.

1.2 Interpretation

Clause 22 of the Principal Agreement applies as if incorporated in this Agreement.

2. Amendments

With effect from the date of this Agreement (the ***Effective Date***), the Principal Agreement is amended as follows.

(a) (Clause 2) The reference in clause 2 to 'the Repayment Date' is deleted and replaced with '29 June 2003'.

(b) (Clause 3) The reference in clause 3 to '3 years' is deleted and replaced with '7 years'.

3. Remaining provisions unaffected

Except as specifically amended by this Agreement, the provisions of the Principal Agreement remain in full force and effect. With effect from the Effective Date (as defined in clause 2) the Principal Agreement as amended by this Agreement is to be read as a single integrated document incorporating the amendments effected by this Agreement.

4. Trustee capacity

The Company enters into this Agreement in its capacity as trustee of the Finance Trust.

5. Governing law and jurisdiction

This Agreement is governed by the laws of Victoria. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

6. Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Executed in Melbourne.

Uecomm Limited

The Common Seal of Uecomm Limited was affixed in the presence of:

UECOMM LIMITED ACN 079 083 195 THE COMMON SEAL OF

Director Signature

Print Name: D. Evanson

~~Director~~/Secretary Signature

Print Name: L GOULDING

United Energy Finance Pty Limited (in its capacity as trustee of the Finance Trust)

The Common Seal of United Energy Finance Pty Limited (in its capacity as trustee of the Finance Trust) was affixed in the presence of:

UNITED ENERGY FINANCE LIMITED A.C.N. 072 214 932 Common Seal

Director Signature

Print Name: Doug Evanson

~~Director~~/Secretary Signature

Print Name: L GOULDING

Amendment Agreement No. 3

Uecomm Limited

United Energy Finance Pty Limited
(in its capacity as trustee of the United Energy Finance Trust)

Allens Arthur Robinson
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au

Amendment Agreement No. 3

Allens Arthur Robinson

Table of Contents

Amendment Agreement No. 3

Allens Arthur Robinson

Date

9 May 2003

Parties

1. **Uecomm Limited** (formerly Ue Comm Pty Limited) (ACN 079 083 195) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (***Uecomm***).
2. **United Energy Finance Pty Limited** (formerly United Energy Marketing Pty Limited) (in its capacity as trustee of the Finance Trust) (ACN 072 214 932) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (the ***Company***).

Recitals

A By a loan agreement dated 29 June 2000 (as amended) United Energy Limited (***UE***) agreed to make available to Uecomm an A$80,000,000 loan facility (the ***Principal Agreement***).

B By an assignment deed dated 15 May 2002, UE assigned its rights and obligations as lender under the Principal Agreement to the Company.

C The Company and Uecomm wish to amend the Principal Agreement in the manner set out in this Agreement.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Definitions

Definitions in the Principal Agreement apply in this Agreement unless the context requires otherwise.

Finance Trust means the United Energy Finance Trust established by the Trust Deed dated 15 May 2002 executed by the Company.

1.2 Interpretation

Clause 22 of the Principal Agreement applies as if incorporated in this Agreement.

2. Amendments

With effect from the date of this Agreement (the *Effective Date*), the Principal Agreement is amended as follows.

(Clause 2) The reference to '29 June 2003' is deleted and replaced with '29 December 2004'.

3. Remaining provisions unaffected

Except as specifically amended by this Agreement, the provisions of the Principal Agreement remain in full force and effect. With effect from the Effective Date (as defined in clause 2) the Principal Agreement as amended by this Agreement is to be read as a single integrated document incorporating the amendments effected by this Agreement.

4. Trustee capacity

The Company enters into this Agreement in its capacity as trustee of the Finance Trust.

5. Governing law and jurisdiction

This Agreement is governed by the laws of Victoria. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

6. Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Executed in Melbourne

Uecomm Limited

The Common Seal of Uecomm Limited was affixed in the presence of:

Director Signature

Doug Evans

Print Name

Director/Secretary Signature

Print Name

United Energy Finance Pty Limited (in its capacity as trustee of the Finance Trust)

The Common Seal of United Energy Finance Pty Limited (in its capacity as trustee of the Finance Trust) was affixed in the presence of:

Director Signature

Doug Evans

Print Name

Director/Secretary Signature

Print Name

ANNEXURE B

SUBORDINATION DEED

Deed of Subordination

ALLENS
ARTHUR ROBINSON
GROUP

4

United Energy Limited
(Subordinated Party)

Ue Comm Pty Limited
(Company)

Robinson & Hedderwicks
Exchange Centre
Street
3000 Australia
9614 1011
9614 4661
941334 949133 Our Ref TAL

Table of Contents

Deed of Subordination

Date 24 June 2000

Parties

1. United Energy Limited (ACN 064 651 029) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (the *Subordinated Party*).

2. Ue Comm Pty Limited (ACN 079 083 195) of Level 13, 101 Collins Street, Melbourne, Victoria 3000 (the *Company*).

Recitals

The Subordinated Party has agreed to subordinate claims arising under the Subordinated Documents to other liabilities of the Company on the terms set out in this Deed.

It is agreed as follows.

Definitions and interpretation

Definitions

The following definitions apply unless the context requires otherwise.

Facility Agreement means the A$130,000,000 facility agreement dated on or about the date of this Deed between Deutsche Bank AG as lender, the Subordinated Lender as guarantor, the Company as borrower and others.

Guarantee means any guarantee, indemnity, letter of credit, legally binding letter of comfort or suretyship, or any other obligation or irrevocable offer (whatever called and of whatever nature):

(a) to pay or to purchase;

(b) to provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of assets, rights or services, or otherwise) for the payment or discharge of;

to indemnify against the consequences of default in the payment of; or

to be responsible otherwise for,

...ation or indebtedness of another person, a dividend, distribution, or premium on shares, stock or other interests, or the insolvency or ... condition of another person.

...ion means the winding up or dissolution of the Company including ... of any order for the winding up of the Company or the passing ...tion by the Company for its winding up.

Senior Creditor means any person who for the time being has a claim against the Company.

Senior Debt means all money which the Company (whether alone or with another person) is or at any time may become actually or contingently liable to pay to or for the account of a Senior Creditor (whether alone or with another person) for any reason whatever other than the Company's liabilities in respect of the Subordinated Documents.

It includes, without limitation, money by way of principal, interest, fees, costs, Guarantee, indemnity, charges, duties or expenses or payment of liquidated or unliquidated damages under or in connection with a document or agreement, or as a result of a breach of or default under or in connection with a document or agreement.

Where the Company would have been liable but for its Liquidation, it will be taken still to be liable.

Subordinated Debt means all money that the Company (whether alone or with another person) is or at any time may become actually or contingently liable to pay to or for the account of the Subordinated Party (whether alone or with another person) under or in connection with the Subordinated Documents.

It includes, without limitation, money by way of principal, interest, fees, costs, Guarantee, indemnity, charges, duties or expenses or payment of liquidated or unliquidated damages under or in connection with a document or agreement, or as a result of a breach of or default under or in connection with the Subordinated Documents.

Subordinated Documents means:

(a) the A$80,000,000 loan agreement (constituted by a letter of offer and acceptance) dated on or about the date of this Deed between the Company and the Subordinated Party; and

(b) the UEL Guarantee.

Subordination Period means the period from the date of this Deed until all amounts under the Subordinated Documents are repaid or the Subordinated Documents are otherwise no longer in effect.

UEL Guarantee means the Guarantee provided by the Subordinated Party under the Facility Agreement in favour of Deutsche Bank AG in respect of the obligations of the Company under the Facility Agreement.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e) A reference to a party to this Deed or another agreement or document includes the party's successors and permitted substitutes or assigns (and, where applicable, the party's legal personal representatives).

(f) A reference to an agreement or document is to the agreement or document as amended, novated, supplemented or replaced, except to the extent prohibited by this Deed.

(g) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(h) A reference to *writing* includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(i) A reference to conduct includes, without limitation, an omission, statement or undertaking, whether or not in writing.

(j) A reference to an amount for which a person is contingently liable includes, without limitation, an amount that that person may become actually or contingently liable to pay if a contingency occurs, whether or not that liability will actually arise.

1.3 Document or agreement

A reference to an *agreement* includes a security interest, Guarantee, undertaking, deed, agreement or legally enforceable arrangement whether or not in writing. A reference to a *document* includes an agreement (as so defined) in writing or a certificate, notice, instrument or document.

2. Subordination on Liquidation

The rights of the Subordinated Party in respect of the Subordinated Debt, in the event of the Liquidation of the Company during the Subordination Period, are subordinated in right of payment to the claims of the Senior Creditors in respect of Senior Debt to the intent and effect that the Subordinated Party will not be entitled to receive any payment out of the assets of the Company, or exercise any set-off or other right, on account of the Subordinated Debt unless and until all the Senior Creditors' claims in respect of Senior Debt which have been proven in the Liquidation of the Company receive 100 cents in the dollar for their claims.

3. Representations and warranties

Each of the Company and the Subordinated Party makes the following representations and warranties.

(a) **(Corporate power and authorisation)** It has the power to enter into and perform its obligations under this Deed and has taken all corporate and other action necessary to authorise the entry into and performance of this Deed and to carry out the instructions contemplated by this Deed.

(b) **(Documents binding)** This Deed is its valid and binding obligation enforceable in accordance with its terms.

4. Severability of provisions

Any provision of this Deed that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this Deed nor affect the validity or enforceability of that provision in any other jurisdiction.

Survival of obligations

Each representation or warranty in this Deed survives the execution and delivery of this Deed.

Governing law and jurisdiction

This Deed is governed by the laws of Victoria. Each of the Subordinated Party and the Company submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Deed.

Counterparts

This Deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Executed as a Deed in Melbourne.

Each attorney executing this Deed states that he or she has no notice of revocation or suspension of his or her power of attorney.

Subordinated Party

Signed Sealed and Delivered for and on behalf of **United Energy Limited** by its attorney in the presence of:

Attorney's Signature

L GOULDING

Print Name

ness Signature

TRUDI LODGE

nt Name

ompany

ned **Sealed** and **Delivered** for and on lf of **Ue Comm Pty Limited** by its rney in the presence of:

ney's Signature

L GOULDING

Name

Signature

TRUDI LODGE

Executed as an agreement.

SIGNED for **ALINTA LIMITED** under power of attorney in the presence of:

Signature of witness

AMELIA J TOOHER

Name

Signature of attorney

J W L ARMSTRONG

Name

13 July 2003

Date of power of attorney

SIGNED for **UNITED ENERGY LIMITED** under power of attorney in the presence of:

Signature of witness

SARAH HANNAN

Name

Signature of attorney Partner, Mallesons Stephen Jaques Sydney

David Storr

Name

23 JULY 2003

Date of power of attorney

SIGNED for **UNITED ENERGY FINANCE PTY LIMITED** in its capacity as trustee for the United Energy Finance Trust under power of attorney in the presence of:

Signature of witness

SARAH HANNAN

Name

Signature of attorney Partner, Mallesons Stephen Jaques, Sydney

David Storr

Name

23 JULY 2003

Date of power of attorney

SIGNED for **UEIP PTY LTD** under power of attorney in the presence of:

Signature of witness

SARAH HANNAN

Name

Signature of attorney Partner, Mallesons Stephen Jaques, Sydney

David Storr

Name

23 JULY 2003

Date of power of attorney

Annexure B

This is Annexure B of 2 pages referred to in Form 605, Notice of ceasing to be a substantial holder, signed by AMP Limited (ACN 029 354 519) and dated 30 July 2003.

Dated this 30th day of July 2003

Signature: ....

Name: ....PRUE MILNE........

AMP Henderson Global Investors Limited (ACN 001 777 591) ("**AMP Henderson**") acted as the investment manager in respect of the following persons or trusts, whose registered holdings are identified as below:

Holder	**Date of last disposal**	**Consideration**	**Class and number of securities**
Cogent Nominees Pty Ltd (formerly known as AMP Nominees Pty Ltd)	3 October 2001	$767,989.03	668,900 (145,200 Ordinary Shares referred to in AMP Limited's previous notice plus 523,700 Ordinary Shares acquired subsequently) Ordinary Shares
Chase Nominees Pty Limited for BHP Superannuation Fund	3 October 2001	$46,013.75	158,800 Ordinary Shares
CGU Superannuation Pty Limited for CGU Superannuation Fund	3 October 2001	$3,759.18	23,700 Ordinary Shares
NAB Nominees Pty Limited for Equipsuper	5 October 2000	$516,036.02	227,126 Ordinary Shares
Investment Services Nominees Pty Ltd	1 October 2001	$6,947.42	50,100 Ordinary Shares

~1034032

NAB Nominees Pty Limited for Medibank Private	3 October 2001	$4,236.73	31,000 Ordinary Shares
NAB Nominees Pty Limited for Tess Superannuation Limited	26 September 2002	$611,996.31	279,322 Ordinary Shares

ASX Announcement

6 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **87/03**

For information only

Update on changes to AMP Henderson Listed Property Trusts

AMP Limited has today outlined the impact of potential changes to its listed property trust (LPT) business, managed by AMP Henderson Global Investors.

Chief Executive Officer Andrew Mohl said that consolidation was occurring across the Australian listed property sector and that AMP's property strategy had to take account of these changes.

"AMP Henderson is managing an exit from the LPT sector at a time of significant market strength while mindful of the interests of all stakeholders – the LPT unitholders, AMP shareholders and AMP Life policyholders," Mr Mohl said.

Three LPTs - AMP Shopping Centre Trust, AMP Diversified Property Trust and AMP Industrial Trust –were recently subject to takeover offers, which were recommended by AMP Henderson, the Responsible Entity.

Changes are now proposed to the remaining LPT, the AMP Office Trust (AOF).

AMP Henderson, the Responsible Entity for AOF, has today proposed a restructure of the Trust's management through the creation of a new management company, Ronin Property Group (RPG), which subject to unitholder approval will replace AMP Henderson as the Responsible Entity for the Trust.

If the proposed restructuring is approved by AOF unitholders, AMP will receive a one-off payment of A$31 million as a procurement fee for the retirement of AMP Henderson as Responsible Entity. If approved, the changes will result in a reduction in gross assets under management of approximately A$1.5 billion. The annualised net profit after tax impact on AMP Henderson will be a reduction of around A$4.2 million.

AMP Henderson and RPG will have an ongoing relationship in areas such as property management services and new product development.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Impact of changes on AMP Limited
If the AOF proposal is approved by unitholders, AMP Henderson will have raised a total of A$87.8 million across its four LPTs. The cumulative profit impact from the exit of the LPT sector on AMP Henderson will be an annualised reduction of A$16.5 million. The full financial impact will not take place until 2004.

Mr Mohl said that property remained an important part of AMP Henderson's asset management capability.

"AMP Henderson will continue to be Australasia's largest manager of unlisted wholesale property assets with a portfolio in excess of $10 billion, invested in the office, industrial and retail property sectors," Mr Mohl said.

Impact of changes on AMP Life (policyholders)
AMP Life, which represents the interests of AMP's 1.7 million policyholders, is the largest unitholder in AOF owning approximately 21 per cent of the Trust. AMP Life is entitled to vote on each of the three resolutions being proposed to AOF unitholders.

AMP Life has advised AMP Henderson that it welcomes the proposal for internalisation. In order to facilitate the proposal, AMP Life has agreed to waive any pre-emptive rights it may have in relation to the properties it co-owns with AOF that may arise from the implementation of this proposal. As part of the arrangement, AMP Life has achieved greater clarity around co-ownership agreements and ongoing management of co-owned properties.

In terms of the three other LPTs, AMP Life sold its 12.2 per cent stake in the AMP Industrial Trust (AIP) to Macquarie Goodman for $1.28 per share, payable in cash. This represented a 27 per cent premium to net tangible asset value prior to the takeover activity.

AMP Life sold its 3.8 per cent stake in the AMP Diversified Property Trust (ADP) to Stockland for $3.07, which was a 25 per cent premium to net tangible asset value prior to the takeover activity. AMP Life also sold its 16.75 per cent stake in the AMP Shopping Centre Trust (ART) to Westfield for $1.80, which was a 26 per cent premium to net tangible asset value prior to the takeover activity.

In total, the LPT activity has benefited policyholders by realising almost $80 million above the stated net tangible asset value of AMP Life's previous unitholdings prior to the takeover activity. This is in addition to an increase of some $250 million in the valuation of its direct property holdings since the takeover activity.

AMP Life Managing Director Craig Dunn said: "AMP Life has achieved strong returns for its policyholders by realising units in buoyant markets".

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP

ASX Announcement

7 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **88/03**

AMP response to media reports

AMP Limited notes media reports today regarding an internal management report prepared for its UK-based asset management business, Henderson Global Investors (HGI).

AMP wishes to clarify these reports as some claims that have been made are inaccurate.

The draft HGI report was prepared by an internal audit team for senior management. The team reviewed internal frameworks and management processes that had recently undergone an improvement process. It was found that some of these improvements were not yet fully operational.

The processes that were reviewed were primarily internal processes and not related to client matters. Most importantly, the review team did not find any breaches of any client mandate.

In addition, HGI was subject to independent testing on certain internal controls by its external auditors as at 31 December 2003. Their review concluded that those internal controls were operating as described.

The report was also a first draft that contained some inaccuracies. The review process is still in progress to correct these inaccuracies.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

89

AMP

ASX Announcement

03 NOV 13 AM 7:21

8 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **89/03**

AMP settles GIO class action

AMP Limited has announced that its subsidiary AG Australia Holdings Limited (formerly GIO Australia Holdings Limited) has reached a settlement in proceedings related to the takeover of GIO in 1999. The settlement is subject to approval by the Federal Court, which will be sought as soon as possible.

AMP has today signed a heads of agreement with Maurice Blackburn Cashman (MBC) to settle this matter. MBC brought the action on behalf of GIO shareholders who held shares continuously between 25 August 1998 and 4 January 1999, and who did not accept AMP's offer due to their reliance on announcements made by GIO in the takeover period including its Part B Statement.

If approved by the Federal Court, the settlement involves a total payment of A$112 million. AMP's contribution to the settlement will be A$56.8 million with other parties paying the balance. Subject to resolution of one outstanding issue with one of the cross-claimants, and subject to negotiation of final documentation, the settlement will include resolution of all claims and cross-claims in the proceedings.

The A$56.8 million to be paid by AMP is covered by reserves held within the Group and will not impact profit and loss.

AMP Chief Executive Officer Andrew Mohl said he was pleased to be bringing an end to the litigation related to the GIO takeover.

"We believe we have reached a settlement that is in the interests of all parties," Mr Mohl said.

"From AMP's perspective, bringing this matter to an end allows us to focus on issues including our demerger proposal."

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

90

ASX Announcement

8 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **90/03**

AMP comments on ratings

AMP notes the ratings announcement made by Moody's in London overnight.

The Moody's announcement signals the conclusion of its review of AMP's ratings which began on 1 May 2003 when AMP announced its proposed demerger.

Moody's has lowered its ratings of AMP entities to be broadly in line with the comparable ratings of AMP made by other ratings agencies. These levels are consistent with the ratings being targeted by AMP for its new entities after its proposed demerger.

AMP Chief Executive Officer Andrew Mohl said the company is focussed on the successful completion of the demerger and expects ratings of the two new entities to move to a stable outlook when it is complete.

Moody's AMP ratings	Old	New
Insurer financial strength ratings		
AMP Life Limited	Aa3	A1
Pearl Assurance Plc	Baa1	Baa3
National Provident Life	Baa1	Baa3
Counterparty credit ratings		
AMP Group Holdings Limited – long term	A3	Baa1
AMP Bank Limited – long term	A3	Baa1
AMP Bank Limited – short term	P-2	P-2

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

91

ASX Announcement

11 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **91/03**

AMP provides update on demerger proposal

AMP Chief Executive Officer Andrew Mohl said today that in response to considerable speculation about the business, he wished to provide an update about the proposed demerger.

Mr Mohl said that AMP was concerned about the impact of the speculation on its shareholders.

"The uncertainty is understandable given the complexity of the proposed demerger and continuing uncertainty about the state of the UK life and pensions industry," Mr Mohl said.

"While we are still working through many of the issues associated with the demerger, AMP is anxious to ensure that shareholders understand the company's current position."

AMP will report its half-yearly results on 20 August 2003, which will include an update on the progress of the demerger. However, in the interests of limiting speculation, AMP can provide the following update:

Interim results

AMP's results for the six months to 30 June 2003 will be released on 20 August 2003, following review by the Board.

However, AMP management can confirm that preliminary results for Business Unit operating margins, underlying Group earnings and UK writedowns are broadly in line with the guidance given on 1 May 2003.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP Australia brand

Preliminary Plan for Life data released last week show that AMP recorded a net inflow of $58 million in the June quarter, a strong result compared with major competitors. For the year ended June 2003, AMP recorded a net inflow of $751 million, the second best result among the top five managers, and around 11 per cent of industry net flows.

Mr Mohl said the figures demonstrated the strength of the AMP brand despite the difficult conditions in which the company operated in the second quarter.

"Australian Financial Services is more than holding its own, despite the tough market conditions and our corporate challenges, demonstrating the resilience and underlying strength of this business," Mr Mohl said.

Demerger Proposal

Since the last update on the demerger on 12 June 2003, progress has been made on the structure of the demerger proposal. In particular:

- Strategic plans for the new entities, 'new' AMP and 'new' Henderson, have been prepared for review by the AMP Limited Board and will be outlined in the Explanatory Memorandum (EM).
- Discussions with regulators are well underway. Regular discussions are being held with APRA with the key area of focus being AMP's capital structure as a result of the demerger. The Financial Services Authority in the UK is also reviewing the demerger proposal. The FSA is also focussing on the capital arrangements and the consequent implications for policyholders and other customers of the AMP Group in the UK. AMP is providing further information as needed by the regulators to assist their review, conclusion of which will be needed to enable the EM to be lodged with ASIC. ASIC approval of the EM for the demerger will then be required. It is anticipated that the EM will be made available to ASIC by late September.
- Rothschild has been appointed to give an independent expert's opinion, to be provided to shareholders in the EM, as to whether the proposed demerger is in the best interests of shareholders.
- Investment banks Cazenove and UBS have been appointed in the UK to investigate the feasibility of an early London Stock Exchange listing of 'new' Henderson, in addition to ASX listing.
- Ernst & Young is continuing to develop the investigating accountant's report, which will include historic pro formas for each of the demerged entities. Tillinghast is developing the consulting actuary's report which will include detailed information about embedded values. This information will be on a more sophisticated basis compared with that previously available for a life company.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

As previously indicated, AMP remains on target to achieve the demerger and associated steps by the end of 2003, subject to shareholder and necessary regulatory approvals. The EM detailing the proposal is expected to be available from mid-October 2003, while the Extraordinary General Meeting (EGM) will be held in December 2003.

Mr Mohl said that AMP is particularly concerned about persistent market speculation about the post-demerger capital structure of 'new' AMP, and in particular its Reset Preferred Securities (AMPKPA).

The final capital structure for both new entities is yet to be resolved and remains subject to ongoing discussions with regulators. It will also be dependent on the outcome of asset sales, with the proceeds of any asset sales to be used to reduce the debt of 'new' AMP.

However a restructuring of the RPS as part of the demerger proposal is likely. AMP would only initiate any such restructuring with the approval of AMP shareholders to the demerger proposal – that is, any restructuring would occur post the EGM.

In the event of the demerger not being approved, it is likely the RPS will remain as part of AMP's capital base as it will continue to be a relatively low cost form of capital.

Full details of the proposed capital structures of both new entities will be provided in the EM.

Approaches for UK business

As previously stated, AMP has received several approaches for its UK businesses. These approaches have not at this stage led to a detailed proposal to be considered by the AMP Board. As stated in the 12 June 2003 demerger update, any formal offers will be given proper consideration and, if appropriate, brought to shareholders. Obviously, if this were to occur, the demerger proposal and related capital restructuring would not proceed.

Concluding remarks

"We recognise that there is considerable speculation in markets which, in part, reflects a range of possible scenarios and outcomes," Mr Mohl said.

"We are working to inform investors on the status of AMP against this uncertainty and the fact that a number of the complex issues associated with the demerger are yet to be resolved.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

"Ultimately, we are focused on maximising the long term value of the businesses in AMP and the demerger proposal remains the primary strategic initiative to achieve that."

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

92

AMP

ASX Announcement

13 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **92/03**

Confirmation of Briefings

AMP Limited will be holding open briefings to discuss its results for the six months to 30 June 2003. The results will be released to the Australian Stock Exchange on 20 August 2003.

AMP will hold briefings on 20 August 2003 to discuss the results. Both will be webcast live via AMP's website (www.ampgroup.com). The media briefing will be held at 10.00am and an analysts briefing at 12.30pm.

In addition, a series of one-on-one meetings with institutional investors will be held in the weeks following these briefings. The purpose is to provide context around the 2003 interim results.

A copy of presentation materials to be used in all briefings will be posted on the AMP website on 20 August 2003.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

93

ASX Announcement

14 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 93/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,295
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,295 shares @A$4.53 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	the shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 August 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,523,389,663 + 5,295 ------------------- 1,523,394,958	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	• 22,020,772 • 11,500,000	• Various Classes issued on various dates • Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

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Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 August 2003

Print name: Prue Milne, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

94

ASX Announcement

20 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **94/03**

Part One:	AMP announcement - Writedowns lead to bottom line loss
Part Two:	Appendix 4D
Part Three:	Directors Report

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

20 August 2003

Writedowns leads to bottom line loss

AMP Limited has today announced a bottom line loss of A$2,159 million, reflecting the impact of writedowns and restructuring costs announced on 1 May 2003.

Operating profit after tax but before other items was 7 per cent lower at A$317 million, compared with A$341 million in the previous corresponding period.

The final audited result for UK writedowns was in line with the £900 million estimate anticipated on 1 May 2003.

AMP Chief Executive Officer Andrew Mohl said that while very disappointing, the bottom line loss had been well-flagged and reflected the poor situation the company had encountered in its UK Life operations in the face of prolonged bear markets and ill-timed acquisitions.

"The underlying results show that our Australian financial services business remains resilient, reflecting its strength in brand, distribution and scale," Mr Mohl said.

"In our asset management arm Henderson, the lagged effect of weak investment markets continues to impact the business, although it is well positioned for market recovery. UK Financial Services made a small operating loss in the half-year but is transitioning quickly to a closed book business with a strong focus on costs and management of balance sheet risk.

"Looking ahead, this is the first six month period for four years in which global equity markets have finished the half at a higher level than at the start of the period. This is an encouraging signal of a turn in the investment market cycle and our businesses are well placed to benefit from a sustained upturn.

"While the actions we have had to take since late 2002 – including a new Board and management team, the closure of businesses, reduction in costs and risks, and ultimately the decision to demerge – have had painful consequences, they are decisive steps aimed at putting AMP on a much stronger footing."

Mr Mohl said the demerger of the company into two regionally based entities, announced on 1 May 2003, remained the best strategic solution for the company.

"The proposed demerged companies will be focused regional players, pursuing distinctive strategies, customer bases and growth prospects, and operating in simpler, more transparent structures," he said.

"While a number of details are yet to be resolved, implementation of the demerger is progressing."

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Summary of results

Australian Financial Services (AFS)

The Australian retail financial services business showed its resilience with operating margins down just 9 per cent to A$172 million for the half.

New business fell by 20 per cent compared with the first half of 2002, reflecting the depressed industry environment. Outflows rose by 10 per cent. In the second half to date, net cash flows have improved noticeably.

Persistency rates remained strong at 82.5 per cent. AMP has increased its customer retention efforts, which have included the introduction of short-term planner incentives. The number of self-employed planners in AFS was up slightly to 1,976 in the first half (1,927 in the previous corresponding half).

The benefit of strong cost management also contributed to the result. Controllable costs were reduced by 16 per cent to A$255 million, while the cost to income ratio (excluding AMP Banking) was a record low at 40 per cent.

Return on Invested Capital (RoIC) excluding AMP Banking was virtually steady at 14.8 per cent.

The restructuring of AMP Banking, which is now focusing on Australian mortgages and retail deposits, is paying off with operating margins in this area up to a profit of A$2 million from a loss of A$5 million in the previous corresponding half. Following divestments and an increased securitisation programme, discussions have now commenced with APRA regarding the timing of potential capital releases, expected to total around A$300 million in the second half.

In New Zealand, underlying net profit was A$25.3 million (NZ$27.9 million) compared with A$21.9 million (NZ$26.4 million) in the previous corresponding half. AMP's relative market performance remains strong, with the business regaining its position as the largest personal superannuation provider in the half.

The new business model implemented across AFS in the half, which makes business heads directly accountable for their operating margins, return on capital and the value of the business, is now operating successfully.

UK Financial Services (UKFS)

UKFS profit fell substantially in the first half, reflecting the impact of markets and the significant restructuring of this business. UK Life Services recorded £9 million in operating margins for the half, offset by a £16 million loss in UK Contemporary Financial Services operating margins. All UK life companies are now effectively closed to new business with the closure of NPI Ltd, announced in June 2003.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Cost reduction is now one of the primary drivers of the UKFS business, with controllable expenditure in the first half down 26 per cent on the previous corresponding half, due primarily to reduced employee numbers. In spite of this, the cost to income ratio increased to 72 per cent due to a number of factors, including a cost overhang in the Service Company and the reduction in revenue.

However cost savings initiatives remain on target with £160 million in savings to be delivered in 2003 (against 2001 cost numbers).

In terms of capital management, best estimates show that all UK life companies met minimum regulatory capital requirements at the end of June 2003. Risk reduction initiatives in the UK life funds, which have reduced equity exposure, have ensured that capital requirements will be less impacted by large swings in equity markets.

Persistency fell to 85 per cent from 88 per cent in the first half of 2002. With all books now closed to new business, segmentation of the customer base is currently underway to ensure appropriate retention strategies are in place.

Henderson Global Investors
The lag effect of bear markets continues to impact Henderson, with operating margins down 39 per cent to A$62 million. This included a 50 per cent fall in Henderson North margins to £11 million (A$28 million) and a 23 per cent decline in Henderson South margins to A$34 million.

In Henderson North, management expenses were reduced by £2 million to £80 million, which included lower investment administration, employee and marketing costs. This was partially offset by an increase in systems costs.

There has been a significant improvement in investment performance, with 71 per cent of listed assets outperforming their benchmarks in the first half.

RoIC was lower at 5 per cent from 7.6 per cent in the previous corresponding half. Assets under management were virtually steady from the end of 2002 at £69.4 billion but down 8 per cent on the first half of 2002.

In Henderson South, expenses were reduced by A$7 million in the half with the cost to income ratio only slightly higher at 59 per cent.

Henderson South experienced a loss on asset sales of a post-tax A$39 million for the half, due to the transfer of trust and property management rights in the AMP Diversified Trust. The annualised operating profit impact of LPT changes from 2004 will be a reduction of A$16.5 million.

In terms of investment performance, 68 per cent of property assets, 58 per cent of listed assets and 99 per cent of fixed interest assets outperformed benchmarks for the year to 30 June 2003.

RoIC was stable at 27.7 per cent while assets under management were slightly lower at A$70.4 billion.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Discontinued businesses & Corporate

Discontinued businesses include the reinsurance and direct insurance run-off portfolios of AMP, managed by Cobalt. This portfolio continues to be tightly managed, resulting in steady operating margins of A$19 million. AMP is continuing to progress a sale of the Cobalt/Gordian business.

There was also an operating profit of A$11 million from the units of AMP Banking which have now been divested.

Tight controls contributed to a 55 per cent per cent fall in Corporate costs to A$20 million in the first half.

Other financial matters

Dividend & RPS

Directors have declared a dividend of A$0.07 for the half, 15 per cent franked, compared with A$0.26 in the previous corresponding half. The dividend in the second half of 2002 was A$0.20. The record date for this dividend is 3 October 2003 while the payment date is 28 October 2003.

Mr Mohl said that despite the loss in the period, Directors had taken into account AMP's large retail shareholder base in setting the dividend, as well as the future prospects of 'new' AMP.

The next date for payment of the Reset Preferred Securities distribution of A$4.32 per A$100 security is 24 October 2003. This amount is expected to be paid to holders registered on the record date of 8 October 2003.

In addition, following the completion of AMP's A$1.7 billion capital raising earlier this year, the Board, having taken external advice, has decided to increase the Minimum Conversion Number set out in the RPS Terms in accordance with Clause 3.12 of the RPS Terms. The Minimum Conversion Number has been increased from 5.1282 to 5.1620 with immediate effect as the Board considered such an increase was consistent with the spirit of the RPS terms.

Writedowns & transformation costs

On 1 May 2003, AMP indicated that as a result of changes in strategy and the reduction of risk in the UKLS business, significant writedowns were expected.

Following audit and actuarial review, writedowns associated with risk reduction initiatives were A$1,318 million while writedowns linked to strategy changes were A$950 million. In £ terms, the final writedowns were £907 million compared to the 1 May estimate of £900 million.

An increase in the valuation of Australian controlled entities including Hillross and AMP Financial Planning of A$250 million resulted in the final valuation adjustments charge of A$2,018 million.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Transformation costs include a A$233 million charge for restructuring costs, primarily in the UK, while a further A$111 million reflects demerger costs incurred and provisions for further demerger and UK listing costs.

Directors have also announced today that if the proposed demerger proceeds, the net assets of the UK operations will be demerged from AMP Limited's consolidated statement of financial position at "fair market value", as defined by Australian accounting principles for business separations of this kind. This "fair market value" will be the market value of the UK operations at the time of the demerger, which is likely to be less than their carrying value at that time.

Any difference will be reflected in AMP's accounts for the year to 31 December 2003.

Demerger update

Mr Mohl said that a number of steps towards the completion of the demerger had been achieved.

As previously advised, AMP is investigating an expedited listing for 'new' Henderson on the London Stock Exchange. A letter of "Suitability for Listing" will be lodged with the UK Listing Authority, with a view to a UK listing by the end of 2003. This would allow 'new' Henderson the flexibility of listing on the LSE concurrent with the ASX listing.

Mr Mohl said that while total shareholder capital resources of A$11.5 billion were adequate to facilitate the demerger, the mix of capital needed to change.

"If the demerger proceeds, refinancing the RPS is both necessary and desirable to achieve regulatory, ratings and tax efficiency," Mr Mohl said.

"A simple conversion of the RPS is not in the best interests of shareholders. Alternatives being investigated involve refinancing the RPS into equity and/or other Tier 1 instruments in the 'new' AMP, subject to APRA approval.

"It is likely that the refinancing will be for the full amount of the RPS given UK asset sales such as NPI did not occur. Other asset sales are still progressing and any proceeds from these sales will be taken into account in the final capital structure.

"In addition, we are investigating methods of achieving majority shareholder ownership of Henderson North, which is currently owned by Pearl, given the decision to investigate the feasibility of a UK listing in 2003. This restructuring was not contemplated on 1 May 2003. Discussions with the UK regulator on this restructuring are continuing."

The final capital structure of both new entities remains subject to ongoing discussions with regulators. Any refinancing of the RPS will also only take place with the approval of AMP shareholders to the demerger proposal and would occur post the EGM.

In terms of the content in the Explanatory Memorandum (EM), it will include substantial new information including capital structures, organisational structures, business strategies, historic pro formas, forecasts for 'new' AMP and outlook statements for both new entities, more sophisticated embedded values for AFS and UKFS and the independent expert's report.

Board changes

As flagged in February 2003 when the Board was significantly restructured, Directors Sir Malcolm Bates and Ian Renard will retire from the AMP Limited Board with effect from 31 August 2003. Mr Renard will leave the AMP Bank Limited Board the same day.

However Sir Malcolm Bates will remain as Chairman of AMP (UK) Plc. Under AMP's proposed demerger, AMP (UK) Plc will become the listed public company, 'new' Henderson. Since 'new' Henderson may be listed on the London Stock Exchange sooner than originally anticipated, it is considered more appropriate to have a UK-based Chairman. Sir Malcolm Bates has agreed to take on this role.

Australian-based AMP Director Pat Handley was originally proposed as 'new' Henderson Chairman. He will be a Director of 'new' Henderson and will remain on the AMP Limited Board.

Conclusion

Mr Mohl said that AMP shareholders had every right to feel frustrated and disappointed in light of the poor bottom line result and share price performance.

"Unfortunately there is no 'quick fix' for the mistakes of the past," he said.

"It's easy to lose sight of how much we have achieved in the last ten months. Many – if not most – of the decisions we have had to make have sought to limit the damage to shareholder value from AMP's exposure to UK equity markets and ill-timed acquisitions.

"It is also important to remember that AMP's underlying businesses remain strong, with net profit before other items of more than A$300 million in the first half.

"The Board and management are determined to turn AMP around and our objective continues to be maximising the long term value of our businesses."

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP Limited

ABN 49 079 354 519

ASX Appendix 4D for the Half Year Ended 30 June 2003

The information contained in this document should be read in conjunction with the AMP Limited Directors' Report and Financial Report for the half year ended 30 June 2003 and the AMP Limited Annual Report for the year ended 31 December 2002 and any public announcements made by AMP Limited and its controlled entities during the year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules.

AMP LIMITED

ASX Appendix 4D

For the half year ended 30 June 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Financial results	Half year 30 June 2003 A$m	Half year 30 June 2002 A$m	% change June 2003 to June 2002
Revenue from ordinary activities *	5,002	(898)	657%
Profit (loss) from ordinary activities after tax attributable to members	(2,159)	303	-813%
Net profit (loss) for the period attributable to members	(2,159)	303	-813%

** Revenue from ordinary activities is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 4 of the AMP Limited Directors' Report and Financial Report for the half year ended 30 June 2003.*

Dividends	Half year 30 June 2003	Half year 30 June 2002
Cents per ordinary share (franked to 15% at a tax rate of 30%)	7	26
Amount per ordinary share of foreign source dividend	NA	NA

The record date to determine entitlements to the dividend	Friday, 3 October 2003
The date the dividend is payable	Tuesday, 28 October 2003

AMP Limited offers a Dividend Reinvestment Plan under which shareholders who have a registered address in, and are residents of, Australia and New Zealand are invited to reinvest all or part of any dividends receivable in additional shares. The price of the shares issued under the plan is the market price of the shares as defined in the plan rules rounded down to the nearest 10 cents.

Net tangible assets per ordinary share	Half year 30 June 2003 A$	Half year 30 June 2002 A$
Net tangible assets per ordinary share	4.55	7.61

Commentary

The result for the half year ended 30 June 2003 was a net loss after tax attributable to shareholders of $2,159 million compared to a profit after tax of $303 million for the previous corresponding period. Operating profit after tax but before other items was $317 million, compared with $341 million in the previous corresponding half year.

The most significant factors impacting this result were $2,268 million writedowns of excess market value over net assets, writeoffs of goodwill, increases in policy liabilities and restructure and demerger costs of $344 million totalling $2,612 million. These writedowns, additional provisions and restructuring costs resulted from the decisions to:

- Change our UK investment strategy, to reduce exposure to equities
- Change our UK operational strategy
- Demerge AMP's businesses along geographic lines - Australasia and the UK.

Investment markets have continued to be volatile, resulting in total investment gains (before tax) attributable to shareholders, policyholders and other equity interests of $3,150 million for the half year ended 30 June 2003 compared to losses of $3,299 million for the six months to 30 June 2002.

ASX Appendix 4D

For the half year ended 30 June 2003

Lower investment markets, bond yields and lower new business negatively impacted Australian Financial Services operating margins, partially offset by expense savings, resulting in a decline of 11% in underlying operating profit from the prior period to $268 million for the six months to 30 June 2003. The valuations of the Australian distribution companies increased by $250 million.

Market movements and significant restructuring in the business negatively impacted UK Financial Services operating margins. The UK Contemporary Financial Services business recorded a negative operating margin of £16 million in the half while UK Life Services recorded a positive operating margin of £9 million for the same period.

The lag effect of bear markets continues to impact AMP's asset management business, Henderson, with operating margins down 39% to $62 million.

Total assets under management were $239 billion, falling from $265 billion at 31 December 2002 mainly due to the adverse impact of a strengthening Australian dollar against Sterling.

As a result of significant restructuring activities towards the end of 2002 and also in 2003, including the sale of some Banking assets, closure of the Pearl Direct Sales Force and other cost management programmes, staff numbers fell from 11,403 at 31 December 2002 to 8,770 at 30 June 2003.

On 1 May 2003, AMP announced its intention to create two separate regionally focused listed entities; "New AMP" in Australasia and "New Henderson" in the UK. Subject to regulatory and shareholder approval, AMP management remains focused on the demerger and will release an Explanatory Memorandum to shareholders in October.

To facilitate our demerger, AMP successfully undertook a $1.2 billion institutional placement and a $500 million share purchase plan. The share purchase plan will be included in equity in the second half of 2003.

Sir Malcolm Bates and Mr Ian Renard will retire from the AMP Limited Board on 31 August 2003.

Capital and reserves of the Group have decreased to $7,025 million from $8,533 million at 31 December 2002 as a result of the net operating loss offset by an increase in contributed equity, mainly from the capital raising previously mentioned and the Dividend Reinvestment Plan.

AMP LIMITED

ASX Appendix 4D

For the half year ended 30 June 2003

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES

The majority of investment assets held by AMP are in the Australian and UK life insurance statutory funds. At any one time, the life insurance statutory funds hold investments in various vehicles, including entities in which AMP Group has a controlling interest. Most of the changes listed below are controlled entities of the life insurance statutory funds. Other changes include the formation, deregistration, purchase and sale of minor operating controlled entities.

Contributions to net profit (loss) after tax attributable to shareholders of AMP Limited from individual controlled entities gained or lost during the half year are not material.

Controlled entities gained during the half year ended 30 June 2003

Name of entity[1]	Date control gained over entity
34 Brook Street GP Limited	17/06/2003
AMP Henderson Property No. 1 Limited	07/05/2003
AMP Macquarie Holding Pty Limited	20/02/2003
AMP Macquarie Pty Limited	20/02/2003
AMP Pacific Fair Pty Limited	20/02/2003
AMP VH-OEI No. 1 Pty Limited	20/06/2003
AMP VH-OEI No. 2 Pty Limited	20/06/2003
Bookey Isaacs & Co. Limited	05/03/2003
Clarendon Road GP Limited	01/04/2003
Henderson Global Investors Austria Immobilien GmbH	18/01/2003
SPP No. 1 (Mona Vale) Pty Limited	15/05/2003
SPP No. 1 (Rosebery) Pty Limited	20/03/2003
SPP No. 1 Holdings Pty Limited	20/03/2003
Tisdale Life Consultants Limited	05/03/2003
Tonopah, CTMC, Inc.	11/04/2003
Towry Law International (Singapore) Private Limited	17/01/2003
Towry Law International (Southern Europe) S.L.	10/02/2003
Uppercrest Limited	05/03/2003

Controlled entities lost during the half year ended 30 June 2003

Name of entity[1]	Date of loss of control over entity
A.C.N. 086 091 689 Pty Limited	05/05/2003
A.M.P. Workers' Compensation Services (N.S.W.) Limited	06/05/2003
AMP Annuities Limited	06/05/2003
AMP Consulting Pty Limited	06/05/2003
AMP Workers' Compensation Services (Vic) Limited	06/05/2003
AMP-Medallist Investor, Inc	12/02/2003
Charter Sense Investments Limited	13/06/2003
Equatorial Mineral Park, Inc.	26/06/2003
Medallist AMP Golf Holdings Pty Limited	12/02/2003
NPI (East Brickhill, Milton Keynes) Limited	26/03/2003
NPI (Stonecutter Square) Limited	23/05/2003
NPI Managed Properties Limited	14/01/2003
Pearl (76/77 Princes Street) Limited	08/05/2003
Stonecutter GP Limited	23/05/2003
Towry Law Financial Services (Ireland) Limited	31/03/2003
Towry Law International Europe NV	27/03/2003
TR Development Capital Investments Limited	23/05/2003
WCI Holdings Pty Limited	05/05/2003

DETAILS OF INVESTMENTS IN ASSOCIATED ENTITIES AND JOINT VENTURE ENTITIES

The majority of investment assets held by AMP are in the Australian and UK life insurance statutory funds. At any one time, the Australian life insurance statutory funds hold investments in various vehicles, including associated entities. The returns on these investments are included within the total investment gains (losses) for the period. The majority of the gains and losses are attributable to policyholders. The ownership interests in significant associated investments are shown below.

Contributions to net profit (loss) after tax attributable to shareholders of AMP Limited from individual associated entities are not material.

	Ownership Interest	
	30 June 2003	31 Dec 2002
COMPANIES	%	%
Gove Aluminium Finance Limited	30	30
Power Partnership Pty Limited	32	32
Virgin Money Group Limited[(1)]	50	50

UNIT TRUSTS		
No. 1 Spring Street Trust	50	50
AMP Investments Global Equity Fund (NZ)	20	20
AMP Investments Infrastructure Equity Fund	34	32
AMP Investments' World Index Fund	36	36
AMP Office Trust	21	21
AMP Property Securities Trust	23	21
AMP Shopping Centre Trust	-	25
Australian Bond Index Fund	41	48
Australian Energy Fund No.2	-	46
Barclays Diversified Stable Fund	43	40
Darling Park Property Trust	50	50
Dresdner RCM International Equities Fund	39	38
Enhanced Index Share Fund	-	47
ING Wholesale Australian Share Fund	33	31
ING Wholesale Managed Growth	39	36
International Bond Fund	46	45
International Share Fund	-	43
Lazard Freres Global Equities Fund	-	36
Managed Treasury Fund	32	-
Southland Plaza Trust	50	50
Tea Tree Plaza Trust	50	50
Perpetual Industrial Share Fund	24	23
Wholesale Australian Bond Fund	27	38

Note:

(1) The carrying value of Virgin Money Group Limited was written down by $95m during the period.

AMP Limited

ABN 49 079 354 519

Directors' Report and Financial Report for the Half Year Ended 30 June 2003

AMP LIMITED

DIRECTORS' REPORT

For the half year ended 30 June 2003

Your Directors present their report on the consolidated entity consisting of AMP Limited and its controlled entities (AMP) for the half year ended 30 June 2003.

DIRECTORS

The Directors of AMP Limited during the half year and up to the date of this report are shown below. Directors were in office for this entire period except where stated otherwise.

Peter Willcox – *Chairman* (appointed Chairman 26 February)
Andrew Mohl – *Managing Director and Chief Executive Officer*
Sir Malcolm Bates
Patricia Cross (resigned 26 February)
Richard Grellman
Pat Handley (appointed 2 April)
Meredith Hellicar (appointed 25 March)
Lord Killearn
Paul Mazoudier (resigned 25 March)
Ian Renard
Roger Yates
Stan Wallis (resigned 26 February)

REVIEW OF OPERATIONS AND RESULTS

The result for the half year ended 30 June 2003 was a net loss after tax attributable to shareholders of $2,159 million compared to a profit after tax of $303 million for the previous corresponding period. Operating profit after tax but before other items was $317 million, compared with $341 million in the previous corresponding half year.

The most significant factors impacting this result were $2,268 million writedowns of excess market value over net assets, writeoffs of goodwill, increases in policy liabilities and restructure and demerger costs of $344 million totalling $2,612 million. These writedowns, additional provisions and restructuring costs resulted from the decisions to:

- Change our UK investment strategy, to reduce exposure to equities
- Change our UK operational strategy
- Demerge AMP's businesses along geographic lines - Australasia and the UK.

Investment markets have continued to be volatile, resulting in total investment gains (before tax) attributable to shareholders, policyholders and other equity interests of $3,150 million for the half year ended 30 June 2003 compared to losses of $3,299 million for the six months to 30 June 2002.

Lower investment markets, bond yields and lower new business negatively impacted Australian Financial Services operating margins, partially offset by expense savings, resulting in a decline of 11% in underlying operating profit from the prior period to $268 million for the six months to 30 June 2003. The valuations of the Australian distribution companies increased by $250 million.

Market movements and significant restructuring in the business negatively impacted UK Financial Services operating margins. The UK Contemporary Financial Services business recorded a negative operating margin of £16 million in the half while UK Life Services recorded a positive operating margin of £9 million for the same period.

The lag effect of bear markets continues to impact AMP's asset management business, Henderson, with operating margins down 39% to $62 million.

Total assets under management were $239 billion, falling from $265 billion at 31 December 2002 mainly due to the adverse impact of a strengthening Australian dollar against Sterling.

DIRECTORS' REPORT
For the half year ended 30 June 2003

As a result of significant restructuring activities towards the end of 2002 and also in 2003, including the sale of some Banking assets, closure of the Pearl Direct Sales Force and other cost management programmes, staff numbers fell from 11,403 at 31 December 2002 to 8,770 at 30 June 2003.

On 1 May 2003, AMP announced its intention to create two separate regionally focused listed entities; "New AMP" in Australasia and "New Henderson" in the UK. Subject to regulatory and shareholder approval, AMP management remains focused on the demerger and will release an Explanatory Memorandum to shareholders in October.

To facilitate our demerger, AMP successfully undertook a $1.2 billion institutional placement and a $500 million share purchase plan. The share purchase plan will be included in equity in the second half of 2003.

Sir Malcolm Bates and Mr Ian Renard will retire from the AMP Limited Board on 31 August 2003.

Capital and reserves of the Group have decreased to $7,025 million from $8,533 million at 31 December 2002 as a result of the net operating loss offset by an increase in contributed equity, mainly from the capital raising previously mentioned and the Dividend Reinvestment Plan.

NEW ASX CORPORATE GOVERNANCE COUNCIL PRINCIPLES AND RECOMMENDATIONS

On 31 March the Australian Stock Exchange (ASX) Corporate Governance Council released Principles of Good Corporate Governance and Best Practice Recommendations.

The ASX Listing Rules require companies to provide a statement on whether or not they follow the recommendations, for their first financial year commencing after 1 January 2003. Although AMP is not required to formally report on the ASX recommendations until its financial year ended 31 December 2004, AMP intends to include commentary in the Annual Report for the financial year ended 31 December 2003.

AMP endorses the 10 essential Corporate Governance Principles and already follows most of the Best Practice Recommendations.

AMP is developing a Corporate Governance section on our www.ampgroup.com website which will be progressively updated this year. The website will include more information on the company's governance practices, including copies of relevant policies and terms of reference.

LIKELY FUTURE DEVELOPMENTS

On 1 May 2003, AMP Limited announced a major revision to its strategy for the UK operations which has culminated in a decision to close the books of all of its life insurance operations to new business, significantly change its asset investment strategy and (subject to regulatory, final Board and shareholder approval) undertake a programme to demerge. Details of the proposed demerger will be set out in an Explanatory Memorandum (EM) to shareholders expected to be issued in October 2003.

At 30 June 2003 the net assets of the UK operations attributable to the shareholders of AMP Limited (£970 million; $2,387 million) have been measured on the basis of a combination of market value, net present value, historic cost and Margin on Services (MoS) principles as required by applicable Australian Accounting Standards.

The proposed demerger, if executed, will need to be accounted for on a different basis. The net assets of the UK operations will be demerged from AMP Limited's consolidated statement of financial position at "fair value" as defined under Australian Generally Accepted Accounting Principles for business separations of this type. This value will be the market value of the UK operations at the time of demerger which is likely to be less than their carrying value at that time. The difference will be reflected in AMP Limited's consolidated statement of financial performance for the year ended 31 December 2003.

Pro-forma financial statements showing the estimated financial effect of the demerger under specified assumptions will be included in the EM. At the date of this report, these pro-forma financial statements have yet to be prepared.

DIRECTORS' REPORT

For the half year ended 30 June 2003

EVENTS OCCURRING AFTER REPORTING DATE

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the half year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report other than the following.

In July 2003, a further $500 million (less issue costs of $7 million) was raised under a Share Purchase Plan and will be included in equity in the second half of 2003.

On 30 July 2003, AMP agreed to sell its remaining Australian property finance and loan portfolio comprising $232 million of construction and property finance loans to Suncorp-Metway.

On 6 August 2003, AMP announced a proposed restructure of the AMP Office Trust's management through the creation of a new management company, Ronin Property Group, which subject to unitholder approval will replace AMP Henderson as the Responsible Entity for the Trust. AMP Henderson will continue to be Australasia's largest manager of unlisted wholesale property assets with a portfolio in excess of $10 billion, invested in the office, industrial and retail property sectors.

On 11 August 2003, AMP announced that the final capital structure under the demerger proposal is yet to be resolved and remains subject to ongoing discussions with regulators. It will also be dependent on the outcome of asset sales, with the proceeds of any asset sales to be used to reduce the debt of 'new' AMP. However a restructuring of the AMP Reset Preferred Securities as part of the demerger proposal is likely. AMP would only proceed with any such restructuring with the approval of AMP shareholders to the demerger proposal.

On 20 August 2003 AMP ruled out a simple conversion of AMP Reset Preferred Securities to ordinary equity as it would not be in the best interests of AMP shareholders. Alternatives being investigated involve refinancing the AMP Reset Preferred Securities into equity and / or other Tier 1 instruments in New AMP subject to APRA approval.

DIVIDENDS

The Directors declare an interim dividend of 7 cents per share, down 13 cents per share on the 2002 final dividend to be paid on 28 October 2003. The dividend is franked to 15%.

ROUNDING

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

Peter Willcox
Chairman

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 20 August 2003

MANAGEMENT ANALYSIS OF OPERATING RESULTS

For the half year ended 30 June 2003

The management analysis of operating results section provides an analysis of the net profit after income tax attributable to shareholders of AMP Limited by business unit. Fuller details of the results are provided in the AMP Limited Investor Report available at www.ampgroup.com.

All amounts are after income tax	Half year 30 June 2003 A$m	Half year 30 June 2002 A$m
Australian Financial Services	172	189
UK Financial Services	(18)	174
Henderson Global Investors – North	28	58
Henderson Global Investors – South	34	44
Total business unit operating margins	**216**	**465**
Discontinuing businesses	30	23
Corporate office costs	(20)	(44)
Total operating margins	**226**	**444**
Underlying investment income[(1)]	208	208
Interest expense on corporate debt	(94)	(97)
Distribution on AMP Reset Preferred Securities	(35)	-
Underlying contribution[(1)]	**305**	**555**
Investment income market adjustment[(1)]	12	(214)
Profit after income tax before other items	**317**	**341**
Business restructuring costs	(233)	(11)
Demerger and UK listing costs	(111)	-
Superannuation fund top-up	(31)	-
Asset sales	(54)	-
Valuation adjustments	(2,018)	-
Goodwill amortisation	(29)	(27)
Net profit (loss) after income tax attributable to shareholders of AMP Limited	**(2,159)**	**303**

Note:

(1) The underlying investment income, and therefore the underlying contribution, is normalised in order to bring greater clarity to the results and to eliminate the distorting impact of short term market volatility on the Group's underlying performance. The investment income market adjustment is the difference between the normalised investment income and the actual investment income attributable to shareholders.

Valuation of subsidiaries and additional provisions

On 1 May, AMP announced its new strategic direction which has three elements:

- separate AMP's businesses to result in two regionally-focused listed companies
- significantly reduce the equity market risk in the UK life companies
- raise new equity capital to pay down debt to facilitate the demerger restructuring.

These strategic changes led to a comprehensive review of the valuation of key subsidiaries.

The review resulted in a $2,268 million writedown. This comprised of a writedown in UK assets where the valuations were not supportive of book value and additional policyholder liabilities. The value of Australian distribution subsidiaries (including Hillross and AMP Financial Planning) was also written up by $250 million, giving a net writedown of $2,018 million.

On 23 June, AMP announced it was closing NPI Limited to new business. For further information on the strategic initiatives, refer to the ASX release dated 1 May.

AMP LIMITED

MANAGEMENT ANALYSIS OF OPERATING RESULTS

For the half year ended 30 June 2003

Total valuation adjustments	1 May announcement	Half Year 30 June 2003	
	£m	£m	A$m
Additional provisions associated with risk reduction initiatives			
NPLL		(203)	(507)
NPI Ltd		(35)	(88)
London Life		(157)	(393)
Pearl		(124)	(310)
Service company		(8)	(20)
Sub total UKFS net tangible assets	(500)	(527)	(1,318)
Writedowns associated with operational strategy changes			
UK Service Company EMVONA		(228)	(570)
Interactive Investor EMVONA and other writedowns		(16)	(40)
NPI Ltd goodwill		(43)	(107)
Pearl goodwill		(20)	(50)
Sub total UKFS intangibles		(307)	(767)
NPI Ltd goodwill allocated to HGI – North		(35)	(88)
Investment in Virgin joint venture		(38)	(95)
Total writedowns associated with strategy changes	(400)	(380)	(950)
Sub total UK writedowns and additional provisions	(900)	(907)	(2,268)
Increase in valuations of Australian controlled entities			
Distribution subsidiaries (including Hillross and AMP Financial Planning)			250
Total valuation adjustments			**(2,018)**

UK Financial Services

Total write-downs and additional provisions for UKFS of $2,085 million (£834 million) comprise the following:

- Those covered by changes in investment strategy (i.e. Risk reduction initiatives) totalled $1,318 million (£527 million).
- Those covered by changes in operational strategy totalled $767 million (£307 million).

Additional provisions associated with risk reduction initiatives

- NPLL: £203 million writedown is the expected impact to shareholders as a result of changes in the investment strategy.
- NPI Ltd: a review of actuarial assumptions due to changes during the period resulted in capitalised losses of £35 million. This is primarily due to lapse rate increases as a result of the demerger.
- London Life: lower earnings assumptions arising from the switch out of equities crystallised a liability of £124 million. In addition, a review of actuarial assumptions resulted in a loss of £33 million. The most significant change relates to a strengthening of annuitant mortality to reflect emerging trends in experience.
- Pearl: changes in actuarial assumptions due to changes in investment strategy and other changes has resulted in an increase in policyholder liabilities. This includes changes in asset mix and an increase in lapse rate, expense and annuitant mortality assumptions.
- Service company: £8 million other writedowns.

Total of the above is £527 million compared to £500 million announced on 1 May.

Writedowns associated with operational strategy changes

Reductions reflect writedowns to the values of controlled entities. The market value takes into account management's future strategic plans for each of the operations. For those operations expected to be sold, the market value represents net realisable value assuming a sale at the current date or a specified future date. All valuations were supported by an independent external review.

£307 million is included under UKFS, £35 million under HGI – North and £38 million under Corporate Office, compared to £400 million announced on 1 May.

MANAGEMENT ANALYSIS OF OPERATING RESULTS

For the half year ended 30 June 2003

Australian Financial Services

The dealer groups (including AMP Financial Planning and Hillross Financial Planning Limited) have been revalued by Directors' valuation by $250 million in aggregate at 30 June 2003 in the books of AMP Life Ltd in accordance with AASB1038.

Transformation and other one-off costs

Transformation and other one-off costs include:

After tax	UKFS A$m	Corporate A$m	Total A$m
Demerger and UK listing	-	111	111
Business restructuring	195	38	233
Superannuation Fund top-up	-	31	31
Total transformation costs	195	180	375

UK Financial Services

Business restructuring costs of $195 million (£78 million) include staff redundancies, provision for void space and onerous contracts, (including lease breakage costs) and implementation costs, eg project office costs. These costs include all of the costs related to closing UKFS life companies to new customers, which cost was provided for as part of the 1 May announcement.

Corporate Office

Costs relating to the demerger include communication with policyholders and shareholders on details of the demerger, professional and advisors fees and the cost of producing and distributing the Explanatory Memorandum. It is anticipated that a further $50 million will be expensed in relation to the demerger in the second half of 2003.

UK listing costs relate mainly to professional and advisory fees. A further amount of around $16 million will be expensed in the second half of 2003 if the UK listing of New Henderson proceeds.

Business restructuring costs in Corporate Office for the first half of 2003 relate to void space in the UK. It is anticipated that a further $47 million will be expensed in the second half of 2003 relating to the implementation of the strategic initiatives in Corporate Office.

In the first half of 2003, additional employer contributions of $31 million were provided for the AMP Officers' Provident Fund, in accordance with its funding requirements.

Asset Sales

HGI – South listed property trust

Net loss of $39 million incurred on the transfer of trust and property management rights in AMP Diversified Trust to Stockland Property Trust.

Completion adjustments

During the second half of 2002, AMP concluded the sale of Cogent to BNP Paribas and HGI UK Private Asset Management to Newton Investment Management Ltd. Under both of those agreements, provision was made for a final payment by the purchasers, which is dependent on a variety of factors.

Amounts are after income tax	A$m
HGI – South listed property trust	(39)
Completion adjustments	(15)
Total net loss on sale of businesses	(54)

AMP LIMITED
FINANCIAL REPORT
FOR THE HALF YEAR ENDED
30 JUNE 2003

TABLE OF CONTENTS

STATEMENT OF FINANCIAL PERFORMANCE

For the half year ended 30 June 2003

	Note	Consolidated Half year 30 June 2003 A$m	Consolidated Half year 30 June 2002 A$m
Revenues and expenses of policyholders, shareholders and other equity interests			
Premium and related revenue	4	1,406	1,714
Fee and other revenue	4	446	687
Investment gains (losses)	4	3,150	(3,299)
Claims and related expenses	5	(2,787)	(2,922)
Movement in life insurance policy liabilities		(3,948)	5,244
Operating expenses	5	(2,137)	(1,769)
Borrowing costs		(355)	(369)
Profit (loss) from ordinary activities before income tax		(4,225)	(714)
Income tax (expense) credit		(175)	467
Net profit (loss) from ordinary activities after income tax		(4,400)	(247)
Remove net profit or loss from ordinary activities after income tax not attributable to shareholders			
Movement in unattributed life funds	8	2,272	515
Distribution to AMP Reset Preferred Securities holders		(49)	-
Outside equity interests in other controlled entities		18	35
Net profit (loss) after income tax attributable to shareholders of AMP Limited		**(2,159)**	**303**
Net exchange difference on translating self-sustaining foreign operations		(771)	(172)
Total changes in equity other than those resulting from transactions with owners as owners		**(2,930)**	**131**

	cents per share	cents per share
Basic earnings per ordinary share	(175.1)	26.8
Diluted earnings per ordinary share	(175.1)	26.7

AMP LIMITED FINANCIAL REPORT

STATEMENT OF FINANCIAL POSITION

As at 30 June 2003

	Note	Consolidated 30 June 2003 A$m	Consolidated 31 Dec 2002 A$m
Assets			
Cash at bank and on deposit		13,130	11,358
Receivables		5,242	5,823
Equity securities		39,331	54,431
Debt securities		64,632	64,549
Property		14,388	16,009
Other investments		1,605	1,887
Operating assets		187	221
Deferred tax assets		325	393
Other assets		525	530
Intangible assets		565	945
Excess of market value over net assets of controlled entities		1,267	1,825
Total assets of policyholders, shareholders and other equity interests		**141,197**	**157,971**
Liabilities			
Payables		4,290	4,382
Current tax liabilities		601	264
Unearned premiums		56	76
Outstanding claims		2,734	3,129
Provisions		2,028	2,360
Deferred tax liabilities		556	711
Borrowings		6,368	10,329
Life insurance policy liabilities		108,920	116,245
Subordinated debt		2,383	2,552
Total liabilities of policyholders, shareholders and other equity interests		**127,936**	**140,048**
Net assets of policyholders, shareholders and other equity interests		**13,261**	**17,923**
Equity attributable to shareholders			
Contributed equity	6	6,423	5,001
Capital reserve		510	510
Foreign currency translation reserve		(410)	361
Shareholders' retained profits	7	502	2,661
Total equity attributable to shareholders		**7,025**	**8,533**
Other equity			
Unattributed life funds	8	2,596	5,494
Outside equity interests - AMP Reset Preferred Securities Trust		1,140	1,141
Outside equity interests - other controlled entities		2,500	2,755
Total other equity		**6,236**	**9,390**
Total equity of policyholders, shareholders and other equity interests		**13,261**	**17,923**

STATEMENT OF CASH FLOWS

For the half year ended 30 June 2003

	Consolidated	
	Half year 30 June 2003 A$m	Half year 30 June 2002 A$m
Cash flows from operating activities		
Cash receipts in the course of operations	7,918	8,639
Interest and other items of a similar nature received	1,957	1,332
Dividends received	511	754
Cash payments in the course of operations	(11,440)	(10,833)
Borrowing costs	(364)	(358)
Income tax (paid) refunded	109	(1)
	(1,309)	**(467)**
Cash flows from shareholder and policyholder investing activities		
Proceeds from sale of properties	1,431	1,817
Proceeds from sale of equities	17,521	12,739
Proceeds from sale of units in unit trusts	5,423	3,139
Proceeds from sale of interest-bearing securities	56,696	40,469
Proceeds from repayment of loans	1,645	2,552
Proceeds from sale of other investments	484	924
Payments to acquire properties	(718)	(670)
Payments to acquire equities	(5,830)	(11,160)
Payments to acquire units in unit trusts[1]	(5,414)	(4,069)
Payments to acquire interest-bearing securities	(63,864)	(38,710)
Loans granted	(922)	(3,018)
Payments to acquire other investments	(652)	(1,004)
	5,800	**3,009**
Cash flows from operating activities and shareholder and policyholder investing activities	**4,491**	**2,542**
Cash flows from corporate investing activities		
Proceeds from divestment of non-core banking business[2]	3,007	-
Proceeds from sale of controlled and associated companies (net of cash disposed)	21	105
Payments to acquire controlled and associated companies (net of cash acquired)	(26)	(463)
Cash flows from (used in) corporate investing activities	**3,002**	**(358)**
Cash flows from financing activities		
Proceeds from borrowings	517	1,555
Proceeds from the issue of shares (net of issue costs and buy back)	1,192	18
Repayment of borrowings[2]	(3,426)	(1,566)
Dividends paid (net of dividends reinvested) [3]	-	(205)
Distribution to AMP Reset Preferred Securities holders	(49)	-
Cash flows from (used in) financing activities	**(1,766)**	**(198)**
Net increase in cash	**5,727**	**1,986**
Balance at the beginning of the period	13,069	9,315
Effect of exchange rate changes on cash balances	(1,608)	(184)
Balance at the end of the period	**17,188**	**11,117**

Notes:

(1) Includes payments to acquire units resulting in AMP holding a controlling interest in unit trusts. The majority of the underlying assets of those trusts comprise investment assets. The amounts are net of cash acquired.

(2) In 2003, the proceeds from the divestment of non-core banking business enabled the repayment of borrowings of a similar amount.

(3) Dividends paid during the period ending 30 June 2002 are net of $89m reinvested under the Dividend Reinvestment Plan (DRP). As the DRP was fully underwritten for the period ending 30 June 2003, the entire 2002 final dividend of $230m paid in April 2003 was reinvested.

Notes to the Financial Statements

For the half year ended 30 June 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose consolidated Financial Report for the half year ended 30 June 2003 has been prepared in accordance with Accounting Standard AASB1029: 'Interim Financial Reporting', other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001.

This half year Financial Report does not include all the notes of the type normally included in the Annual Financial Report. Accordingly, this report should be read in conjunction with the Annual Financial Report of AMP Limited for the year ended 31 December 2002 and any public announcements made by AMP Limited and its controlled entities (AMP) during the half year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules.

For the purpose of the half year Financial Report, the half year has been treated as a discrete reporting period.

AMP is predominantly a financial services operation conducted through life insurers and financial institutions. The Financial Report, comprising the assets, liabilities, revenues and expenses of the Group's life insurance operations, are measured on the basis of net market value and net present value. The assets and liabilities integral to the discontinuing corporate and reinsurance business activities are measured on the basis of net market value and net present value. All remaining activities within the Group are accounted for in accordance with the historical cost convention. This accounting policy and all the other accounting policies adopted in this report are consistent with those of the previous financial year and corresponding half year, except where noted below.

Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

Change of Accounting Policy
AMP has adopted the new Accounting Standard AASB1044 'Provisions, Contingent Liabilities and Contingent Assets' for the first time from 1 January 2003 which has resulted in a change in accounting for dividends. Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, a provision was recognised for dividends at the end of the half year, even though it was declared between the end of the half year and the completion of the Financial Report.

The effect of the revised policy has been to decrease liabilities – provisions, and total liabilities at the beginning of the half year by $232m, with a corresponding increase in retained profits, net assets and total equity at that date. The change has no effect on the net profit (loss) for the period or the previous corresponding period.

On 20 August 2003, the Directors declared a 2003 interim dividend of 7 cents per share to be paid on 28 October 2003. In accordance with the new accounting policy described above, this dividend has not been recognised at 30 June 2003.

Although AMP Limited is likely to enter tax consolidation, no decision has yet been made as to the effective entry date.

2. REVISED STRATEGY AND DEMERGER

On 1 May 2003, AMP Limited announced a major revision to its strategy for the UK operations which has culminated in a decision to close the books of all of its life insurance operations to new business, significantly change its asset investment strategy and (subject to regulatory, final Board and shareholder approval) undertake a programme to demerge. Details of the proposed demerger will be set out in an Explanatory Memorandum (EM) to shareholders expected to be issued in October 2003.

At 30 June 2003 the net assets of the UK operations attributable to the shareholders of AMP Limited (£970 million; $2,387 million) have been measured on the basis of a combination of market value, net present value, historic cost and Margin on Services (MoS) principles as required by applicable Australian Accounting Standards.

The proposed demerger, if executed, will need to be accounted for on a different basis. The net assets of the UK operations will be demerged from AMP Limited's consolidated statement of financial position at "fair value" as defined under Australian Generally Accepted Accounting Principles for business separations of this type. This value will be the market value of the UK operations at the time of demerger which is likely to be less than their carrying value at that time. The difference will be reflected in AMP Limited's consolidated statement of financial performance for the year ended 31 December 2003.

Pro-forma financial statements showing the estimated financial effect of the demerger under specified assumptions will be included in the EM. At the date of this report, these pro-forma financial statements have yet to be prepared.

Notes to the Financial Statements

For the half year ended 30 June 2003

3. SEGMENT INFORMATION

30 JUNE 2003

BUSINESS SEGMENTS	Australian Financial Services 2003 A$m	UK Financial Services[1] 2003 A$m	HGI (South) 2003 A$m	HGI (North)[4] 2003 A$m	General Insurance 2003 A$m	Other 2003 A$m	Eliminations 2003 A$m	Total 2003 A$m
Total revenue from ordinary activities[2] [3]	2,525	2,454	221	282	(145)	274	(609)	**5,002**
Profit (loss) from ordinary activities before income tax	640	(4,362)	29	(40)	23	(515)	-	**(4,225)**
Income tax (expense) credit	(164)	(92)	(29)	(17)	(18)	145	-	**(175)**
Net profit (loss) from ordinary activities after income tax	**476**	**(4,454)**	**-**	**(57)**	**5**	**(370)**	**-**	**(4,400)**
Other equity interests	18	2,272	-	-	-	(49)	-	**2,241**
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	**494**	**(2,182)**	**-**	**(57)**	**5**	**(419)**	**-**	**(2,159)**

30 JUNE 2002

BUSINESS SEGMENTS	Australian Financial Services 2002 A$m	UK Financial Services 2002 A$m	HGI (South) 2002 A$m	HGI (North) 2002 A$m	General Insurance 2002 A$m	Other 2002 A$m	Eliminations 2002 A$m	Total 2002 A$m
Total revenue from ordinary activities[2] [3]	(448)	(1,136)	196	292	268	544	(614)	**(898)**
Profit (loss) from ordinary activities before income tax	(129)	(533)	60	85	7	(171)	(33)	**(714)**
Income tax (expense) credit	266	224	(14)	(24)	3	12	-	**467**
Net profit (loss) from ordinary activities after income tax	**137**	**(309)**	**46**	**61**	**10**	**(159)**	**(33)**	**(247)**
Other equity interests	35	515	-	-	-	-	-	**550**
Net segment profit (loss) after tax attributable to shareholders of AMP Limited	**172**	**206**	**46**	**61**	**10**	**(159)**	**(33)**	**303**

Notes:

(1) Includes $2,085m comprising writedowns of excess of market value over net assets, writeoffs of goodwill and increases in policy liabilities and $195m restructure costs as a result of the revised business strategy and demerger.

(2) Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 4.

(3) Segment revenue includes operating revenue activity between segments. These transactions are priced on an arm's length basis and are eliminated on consolidation.

(4) Includes writeoff of goodwill of $88m as a result of the revised business strategy.

Notes to the Financial Statements
For the half year ended 30 June 2003

3. SEGMENT INFORMATION (continued)

Business segment information

Australian Financial Services (AFS) - Australian Financial Services provides financial planning, investment services, superannuation, mortgage and savings products and life insurance products in Australia and New Zealand.

UK Financial Services (UKFS) - UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.

HGI (South) - Henderson Global Investors provide investment management services including private capital and property portfolios and socially responsible investments in Australia and New Zealand.

HGI (North) - Henderson Global Investors provide investment management services including private capital and property portfolios and socially responsible investments in the UK, Europe and the Asia Pacific region.

General Insurance - comprises corporate insurance operations, mortgage insurance operations and reinsurance operations.

Other - includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments, as well as non core businesses previously reported as part of AMP International, but which are no longer reportable segments, restructure costs not allocated to reportable segments, and demerger costs.

Notes to the Financial Statements

For the half year ended 30 June 2003

4. REVENUES FROM ORDINARY ACTIVITIES

	Consolidated Half year 30 June 2003 A$m	Consolidated Half year 30 June 2002 A$m
(a) Premium and related revenue		
Life insurance premium and related revenue received and receivable	6,501	7,553
Less: Deposits recognised as an increase in life insurance policy liabilities[1]	(5,052)	(6,044)
Life insurance premium and related revenue - recognised as revenue[1]	1,449	1,509
General insurance premium and related revenue received and receivable[2] [3]	(43)	205
Total premium and related revenue[2]	**1,406**	**1,714**
(b) Fee and other revenue		
Banking business fees	15	18
Investment management fees	290	383
Service fees	2	89
Financial advisory fees	22	21
Other revenue[4]	117	176
Total fee and other revenue	**446**	**687**
(c) Investment gains (losses)		
Interest		
- Other related parties - associated entities	8	9
- Other entities	1,933	1,861
Dividends and distributions		
- Other related parties - associated entities	61	78
- Other entities	885	942
Net rents	375	385
Net realised and unrealised gains (losses)[5]	(251)	(6,715)
Other investment income	139	141
Total investment gains (losses)	**3,150**	**(3,299)**

Notes:

(1) In 2002, an amount of $184m has been reclassified and is now treated as Deposits recognised as an increase in life insurance policy liabilities to ensure comparability with the current period. The changes do not affect the calculation of net profit (loss).

(2) In 2002, an amount of $190m has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current period. The changes do not affect the calculation of net profit (loss).

(3) The reduction in general insurance revenue reflects the reduction in the value of reinsurance recoveries as a result of the appreciation of the Australian dollar against the US dollar.

(4) Other revenue in 2003 includes the proceeds from the sale of the listed property trusts and gain on the divestment of non-core banking business. Other revenue in 2003 and 2002 includes operating revenue of investment controlled entities providing various non financial services such as mining and farming.

(5) Net realised and unrealised gains (losses) in 2003 includes $705m writedown of the carrying value of certain UK investments to market value as a result of the revised business strategy and demerger, and a $250m increase in value of the Australian financial planning controlled entities.

Notes to the Financial Statements

For the half year ended 30 June 2003

5. EXPENSES FROM ORDINARY ACTIVITIES

	Consolidated Half year 30 June 2003 A$m	Consolidated Half year 30 June 2002 A$m
(a) Claims expense		
Life insurance claims paid and payable	(9,387)	(9,052)
Less: Withdrawals recognised as a reduction in life insurance policy liabilities(1)	6,436	6,246
Life insurance claims recognised as expense(1)	(2,951)	(2,806)
General insurance claims and related expenses paid and payable(2) (3)	164	(116)
Total claims and related expenses	**(2,787)**	**(2,922)**
(b) Operating expenses(4)		
Advertising and marketing	(25)	(39)
Amortisation of goodwill	(29)	(27)
Writedown of goodwill(5)	(315)	-
Bad and doubtful debts expense	21	8
Information technology and communication	(201)	(172)
External investment management fees	(74)	(55)
Occupancy and property maintenance	(234)	(111)
Professional fees	(144)	(38)
Staff and related expenses	(972)	(947)
Travel and entertainment	(28)	(54)
Other operating expenses(6) (7)	(136)	(334)
Total operating expenses	**(2,137)**	**(1,769)**

Notes:

(1) In 2002, an amount of $278m has been reclassified and is now treated as Withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with the current period. The changes do not affect the calculation of net profit (loss).

(2) In 2002, an amount of $190m has been reclassified out of claims expense to correctly reflect reinsurance and other recoveries as revenue to ensure comparability with the current period. The changes do not affect the calculation of net profit (loss).

(3) The reduction in general insurance expenses reflects the run off of the claims portfolio and the impact of the Australian dollar against the US dollar on the value of outstanding claims.

(4) Operating expenses in 2003 includes $344m of restructuring and demerger costs. The costs comprise $91m Staff and related expenses, $74m Information technology and communication, $80m Professional fees, $96m Occupancy and property maintenance and $3m Other operating expenses.

(5) Includes $245m writedown of goodwill relating to UK controlled entities as a result of the revised business strategy and demerger.

(6) Operating expenses in 2003 includes $44m ($31m after tax) additional employer contributions to the AMP Officers' Provident Fund.

(7) Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining and farming.

Notes to the Financial Statements

For the half year ended 30 June 2003

6. CONTRIBUTED EQUITY

	Consolidated 30 June 2003 A$m	Consolidated 31 Dec 2002 A$m
(a) Issued and paid up capital		
1,419,618,993 (2002: 1,159,454,066) ordinary shares fully paid	6,423	5,001
(b) Movements in contributed equity		
Balance at the beginning of the period	5,001	4,613
222,222,222 (2002: Nil) shares issued under Institutional Placement(1)	1,192	-
37,927,716 (2002: 30,488,370) shares issued under Dividend Reinvestment Plan(2)	230	381
Nil (2002: 2,402,495) shares issued on the exercise of employee options	-	38
Nil (2002: 699,030) shares issued under Share Purchase Plan(3)	-	13
6,269 (2002: 32,029) shares issued under employee share plans	-	-
8,720 (2002: 3,710) shares issued to former members of the AMP Society(4)	-	-
Nil (2002:2,674,366) shares acquired through on-market share buy back(5)	-	(44)
Balance at the end of the period	6,423	5,001

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Notes:

(1) As part of the capital raising announced on 1 May 2003 to facilitate the revised business strategy and demerger of AMP, these shares were placed with institutions at a price of $5.50 per share. Issue costs associated with the underwriting amounting to $30m have been deducted from the proceeds. In addition to the amounts recorded above at 30 June 2003, a futher $500m (less issue costs of $7m) was raised in July 2003 under a Share Purchase Plan.

(2) Under the terms of the Dividend Reinvestment Plan, shareholders may elect to have all or part of their dividend entitlements satisfied by the issue of new shares rather than being paid in cash. Commencing from the October 2002 interim dividend, the Dividend Reinvestment Plan is underwritten until the end of 2003. The final and interim dividends in 2002 involved the issue of shares under this plan at $5.50 and $11.40 respectively. Issue costs associated with the underwriting were $2m (2002: $3m).

(3) These shares were issued in 2002 to eligible shareholders under a Share Purchase Plan. These shares were issued at an average price of $18.89 per share. This plan ceased in May 2002.

(4) The former members of AMP Society exchanged their membership rights for shares in AMP Limited on demutualisation. 1,043,345,475 (2002: 1,043,336,755) shares have been issued to former members at an issue price of $3.00 per share.

(5) An on-market share buy back was announced in May 2002 for capital management reasons. The intention was to acquire a maximum number of shares to the value of $400m between 30 May 2002 and 31 December 2002. The buy back was halted in August 2002 due to poor investment markets.

Notes to the Financial Statements

For the half year ended 30 June 2003

7. DIVIDENDS

	Consolidated A$m
2001 final dividend recognised in December 2001 paid in April 2002 (26 cents per ordinary share franked to 15% at a tax rate of 30%)	293
2002 interim dividend recognised in June 2002 paid in October 2002 (26 cents per ordinary share franked to 15% at a tax rate of 30%)	295
2002 final dividend recognised in December 2002 paid in April 2003 (20 cents per ordinary share franked to 15% at a tax rate of 30%)	232
2003 interim dividend not recognised in June 2003 to be paid in October 2003 (7 cents per ordinary share franked to 15% at a tax rate of 30%)(1)	107

Note:

(1) Dividends to the AMP shareholders, including the 2003 interim dividend are paid out of retained profits of AMP Limited entity which are significantly higher than the amount of the proposed interim dividend. In accordance with the new accounting policy described in Note 1, this dividend has not been recognised as a liability at 30 June 2003.

Notes to the Financial Statements

For the half year ended 30 June 2003

8. UNATTRIBUTED LIFE FUNDS

For those UK life insurance funds which include with-profits business, only 10% of the assets in excess of the policy and other liabilities calculated under MoS can, in the general context of the UK regulatory environment, be attributed to shareholders. The remaining 90% is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to in these statements as unattributed life funds.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level which could be supported by actual experience. This excess is generally due to the need to manage reductions in bonus levels while continuing to meet the reasonable expectations of policyholders in an environment of low investment returns. The excess of bonus distributions over earnings has been met from the unattributed life funds.

During 2003, the consequences of decisions taken to reduce investment volatility and protect the solvency of the funds have contributed to significant losses in respect of UK with-profit business. These consequences included the establishment as at 30 June 2003 of liabilities known as unvested policy owner benefits and separate liabilities for guaranteed annuity options (GAOs) and the AMP Mortgage Endowment Promise (MEP), as well as substantial changes to best estimate assumptions related to future investment earning rates, lapses and expenses.

Recognising the obligations which exist under the relevant schemes of arrangement, unvested policy owner benefits have been established in respect of London Life (£57m) and NP Life (£458m). For the purpose of Australian reporting requirements, these are treated as liabilities due to participating policyholders generally, although they are yet to be vested in specific policyholder entitlements.

At 30 June 2003, costs in respect of most GAOs and the MEP have been treated as separate additional policyholder benefits. These costs were previously allowed for within the policy liabilities for the related pension and mortgage endowment products.

Despite reductions in the level of bonus distributions, these losses have substantially increased the shortfall being met from the unattributed life funds. As the need to support bonus levels is expected to continue in the medium term, and given the reduction in equity exposure of the with profit funds, it is likely that a significant proportion of the unattributed life funds will continue to be utilised in this way.

Where the unattributed life funds in a particular entity are not sufficient to meet the excess bonus distribution, the cost falls to the shareholders' interests in the fund. During the half year to 30 June 2003 this has contributed to the reduction in value of the shareholders' interest in the contingent loan to London Life.

The impact of exchange rate movements on the unattributed life funds is accounted for as a foreign currency translation impact, and not through the statement of financial performance.

	Consolidated	
	Half year 30 June 2003 A$m	Half year 30 June 2002 A$m
(a) Unattributed life funds		
Balance at the beginning of the period	5,494	6,232
Movement in accumulated unattributed life funds for the period	(2,272)	(515)
Effect of exchange rate changes on translation	(626)	(280)
Balance at the end of the period	**2,596**	**5,437**
(b) Movement in unattributed life funds for the period		
Profit (loss) of the participating business UK life funds	(2,604)	489
Less: amount attributed to shareholders	553	(51)
	(2,051)	438
Less: bonuses credited to participating policyholders	(270)	(762)
Bonus subsidy from accumulated unattributed life funds	(2,321)	(324)
Investment profits (losses) on accumulated unattributed life funds	49	(191)
Movement in unattributed life funds for the period	**(2,272)**	**(515)**

Notes to the Financial Statements

For the half year ended 30 June 2003

9. CONTINGENT LIABILITIES

As at the date of this report, there have been no material changes to the contingent liabilities reported in the 2002 Annual Financial Report but not recognised in the statement of financial position at that date except for:

(i) AMP Limited announced on 8 August 2003 that its subsidiary AG Australia Holdings Limited (formerly GIO Australia Holdings Limited) has reached a settlement in proceedings related to the takeover of GIO in 1999. The settlement is subject to approval by the Federal Court, which is currently being sought.

If approved, the settlement involves a total payment of $112 million. AG Australia Holdings Limited's contribution to the settlement will be $56.8 million with other parties paying the balance. Subject to resolution of one outstanding issue with one of the cross claimants, and subject to negotiation of final documentation, the settlement will include resolution of all claims and cross claims in the proceedings.

The $56.8 million to be paid by AG Australia Holdings Limited is covered by reserves held within the Group and will not impact net profit (loss).

(ii) As part of the AMP Society demutualisation process the AMP (UK) Plc shares held by AMPOI (a New Zealand subsidiary of AMP Life Limited) were restructured.

The Inland Revenue Department (IRD) issued a binding ruling in 1997 indicating that the financial transactions involved in the restructure would be non taxable. The IRD now alleges that the ruling was based on the provision of insufficient information and misrepresentation by AMP and contests the treatment of the restructure as non taxable.

AMPOI disputes the IRD's position and commenced judicial review in the High Court of New Zealand in February 2003 challenging the legality of the actions of the IRD in seeking to reverse the ruling. The IRD requested a stay of the judicial review, and the stay hearing was held in May 2003. Judgment was reserved in the stay application.

In April 2003 the IRD issued a Notice of Proposed Adjustment ('NOPA') for NZ$125 million in tax and AMPOI has filed a Notice of Response to the IRD on 13 June 2003. A NOPA is the first step in the statutory disputes resolution process.

Resolution of this matter through the Courts is likely to take some time and at this stage of proceedings it is too early to determine their ultimate outcome.

10. EVENTS OCCURRING AFTER REPORTING DATE

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the half year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report other than the following.

In July 2003, a further $500 million (less issue costs of $7 million) was raised under a Share Purchase Plan and will be included in equity in the second half of 2003.

On 30 July 2003, AMP agreed to sell its remaining Australian property finance and loan portfolio comprising $232 million of construction and property finance loans to Suncorp-Metway.

On 6 August 2003, AMP announced a proposed restructure of the AMP Office Trust's management through the creation of a new management company, Ronin Property Group, which subject to unitholder approval will replace AMP Henderson as the Responsible Entity for the Trust. AMP Henderson will continue to be Australasia's largest manager of unlisted wholesale property assets with a portfolio in excess of $10 billion, invested in the office, industrial and retail property sectors.

On 11 August 2003, AMP announced that the final capital structure under the demerger proposal is yet to be resolved and remains subject to ongoing discussions with regulators. It will also be dependent on the outcome of asset sales, with the proceeds of any asset sales to be used to reduce the debt of 'new' AMP. However a restructuring of the AMP Reset Preferred Securities as part of the demerger proposal is likely. AMP would only proceed with any such restructuring with the approval of AMP shareholders to the demerger proposal.

On 20 August 2003 AMP ruled out a simple conversion of AMP Reset Preferred Securities to ordinary equity as it would not be in the best interests of AMP shareholders. Alternatives being investigated involve refinancing the AMP Reset Preferred Securities into equity and / or other Tier 1 instruments in New AMP subject to APRA approval.

DIRECTORS' DECLARATION

For the half year ended 30 June 2003

In accordance with a resolution of the Directors of AMP Limited, we state that in the opinion of the Directors:

a) The financial statements and notes of the consolidated entity set out on pages 8 to 19 are in accordance with the Corporations Act 2001, including;

   (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2003 and of its performance for the half year ended on that date; and

   (ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Peter Willcox
Chairman

Andrew Mohl
Managing Director and Chief Executive Officer

Sydney, 20 August 2003

INDEPENDENT AUDIT REPORT

For the half year ended 30 June 2003

Independent audit report to members of AMP Limited

Scope

The Financial Report and Directors' responsibility

The Financial Report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for the consolidated entity of AMP Limited, for the half year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that half year.

The Directors of the company are responsible for preparing a Financial Report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB1029 'Interim Financial Reporting', in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the Financial Report in order to express an opinion on it to the members of the company and in order for the company to lodge the Financial Report with the Australian Stock Exchange and the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standard AASB1029 'Interim Financial Reporting', and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the Financial Report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the Financial Report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the Directors and management of the company.

The amounts for the financial year ended 31 December 2002 and the half year ended 30 June 2002 have been presented for comparative purposes only. The amounts for the financial year ended 31 December 2002, which include balance sheet amounts that represent the opening balances for the half year ended 30 June 2003, have been previously audited. The amounts for the half year ended 30 June 2002 have not been audited, but have been previously reviewed.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our statutory audit work, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

INDEPENDENT AUDIT REPORT

For the half year ended 30 June 2003

Audit opinion

In our opinion, the Financial Report of AMP Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the financial position of the consolidated entity at 30 June 2003 and of its performance for the half year ended on that date; and
- (ii) complying with Accounting Standard AASB1029 'Interim Financial Reporting' and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Brian Long
Partner
Sydney
20 August 2003

AMP

Investor Report

Half Year 2003

Online reports

This AMP investor report is available online at www.ampgroup.com along with the AMP annual report and other investor information.

The corporate website also has more information about the AMP Group, including our business operations, our management team, our strategy and the Full Financial Reports.

AMP Limited ABN 49 079 354 519

Information for shareholders

Important dates for shareholders

October 2003	2003 Interim dividend payment
February 2004	2003 Full year results announcement
April 2004	2003 Full year dividend payment
May 2004	Annual General Meeting

Contact details

Investor Relations enquiries

Mark O'Brien	Investor Relations Executive
Telephone	+ 61 2 9257 7053
Facsimile	+ 61 2 9257 7445
Email	mark_o'brien@amp.com.au

Corporate Affairs enquiries

Karyn Munsie	Director Media Relations
Telephone	+ 61 2 9257 9870
Facsimile	+ 61 2 9257 5497
Email	karyn_munsie@amp.com.au

Management team

Andrew Mohl	Managing Director and Chief Executive Officer
David Cohen	General Counsel
Marc de Cure	General Manager, Strategy and Development and Portfolio Businesses
John Drabble	Managing Director, AMP UK Contemporary Financial Services
Craig Dunn	Managing Director, Australian Financial Services
Peter Hodgett	General Manager, Human Resources
Ian Laughlin	Managing Director, AMP UK Life Services
Paul Leaming	Chief Financial Officer
Christine McLoughlin	General Manager, Office of the CEO
Matthew Percival	General Manager, Corporate Affairs
Jack Ritch	Managing Director, AMP Henderson Global Investors
Roger Yates	Managing Director, Henderson Global Investors and Managing Director, AMP (UK) Plc

Contents

Important note

This Investor Report provides financial information reflecting 100% shareholder attributable after-tax results from an operational perspective. The principles of Margin on Services are used in reporting the results of AFS and UKFS. Information is provided on an operational basis (rather than statutory basis) to reflect a management view of the businesses and existing structures. Content is prepared using external market data, internal management information useful for investors, and some audited data. However, this Investor Report is not audited.

AMP also provides prescribed statutory reporting under the Corporations Act 2001. Those accounts are available from our website www.ampgroup.com and reflect policyholder, shareholder and unattributed interests. A summary of significant accounting policies are more fully set out in the AMP Limited Directors' Report and Financial Report for the half year ended 30 June 2003.

Forward looking statements in this Investor Report are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed. AMP makes no representation or warranty as to the accuracy or completeness of any statement in this Investor Report. In particular, information (including forecast financial information) in this Investor Report does not constitute investment advice or a recommendation on any matter.

1H 03 results

AMP's first half result reflects the impact of write-downs announced on 1 May. The operating result is indicative of a tough operating environment across all business units. AFS demonstrates resilience, while the reduction in UK earnings reflects weak markets.

BU operating margins	• A$216m	Down 54%, largely driven by UK margins
Underlying contribution	• A$305m	Indicative of lower operating margins
Profit after income tax before other items	• A$317m	Higher investment income partially offset margin reduction
Net loss after income tax	• -A$2,159m	Reflects market impacts, write-downs and transformation costs
Dividend	• A$0.07	Down from A$0.26
Underlying RoE	• RoE 6.9%	Down from 11.3%
Underlying EPS	• EPS A$0.25	Down from A$0.49

1H 03 in brief

AFS remains resilient, underlying strength of brand, distribution and scale

- A$268m (-11%) in underlying operating profit represents a solid result in a tough market
- Costs continue to trend down with controllable costs declining by 17% and a record low 40% cost to income ratio
- Persistency lower by 2.3% with a 10% rise in outflows

UKFS substantially impacted by business closure, poor market environment

- A$113m underlying operating profit down by 60%
- Weak markets, reduction in equity exposure and loss of fees in line with the closure of new business impacted UKFS
- Persistency at 85.0% compares to 88.3% at 1H 02

Henderson Global Investors

North - impacted by weak markets and lag effect on revenue

- A$31m (-50%) in underlying operating profit from Henderson Global Investors - North reflects a 17% reduction in fee income driven by AUM/market effects

South - cost initiatives lessen impact of revenue reduction

- A$38m (-17%) in underlying operating profit from Henderson Global Investors - South reflects a 14% reduction in fee income

Investment income demonstrates a solid improvement

- A$220m investment income much improved on recent periods

Other items

- Valuation adjustments
  - -A$2,268m write-offs of intangibles and increases in provisions for the UK businesses offset in part by A$250m revaluation of AFS non-life subsidiaries
- Asset sales
  - -A$54m includes transactions related to Cogent, HGI Listed Property Trust and HGI UK Private Client business
- Transformation costs
  - -A$375m includes cost of business restructuring and demerger/UK listing

For a full list of major ASX announcements in 1H 03, turn to page 37

AMP's response to first half 2003

Demerger proposal

During 2002, AMP announced a number of strategic initiatives to reduce costs and restructure businesses. While AMP continued to implement these reforms into 2003, further deterioration in the operating environment made it clear that the UK life companies would be affected beyond initial expectations.

On 21 January AMP announced that FY 02 operating margins of its UK business were lower than previously indicated. Difficult market conditions and the war in Iraq continued to undermine investor confidence during 1Q 03.

Management and the Board responded by undertaking a review of the UK operations in which a number of key assumptions were challenged. At the end of April, it was apparent that there was no longer a compelling reason to keep AMP's current mix of business together, but powerful reasons to separate them.

AMP announced on 1 May its intention to demerge along geographic lines, splitting the Group into two new entities; "New Henderson" in the UK and "New AMP" in Australasia. AMP also announced the risk reduction in its UK business as further falls in the FTSE during 1Q 03 necessitated the reduction in equity exposure to secure the regulatory solvency of the UK life companies.

The decision to prioritise regulatory solvency required, in the absence of further capital, a reduction in equity risk within the UK life companies to protect policyholders and shareholders. The risk to shareholders of providing additional capital to the with-profits fund was unacceptably weighted to the downside. That is, if equity markets fell further, shareholders would continue to bear a high proportion of the fall, while only receiving a disproportionately small benefit should markets rise.

This change in investment strategy and long term assumptions resulted in large scale write-downs in earnings and embedded value through an increase in policyholder liabilities and reduced asset valuations. The initiative to reduce risk will create a more stable and logical asset base for New Henderson, which is expected to release significant amounts of capital over the medium term.

To facilitate the demerger and risk reduction of the UK business, AMP has successfully undertaken an A$1.7b capital raising via an A$1.2b institutional placement and an A$500m share purchase plan. The capital raised will contribute to repaying internal debt between the demerged entities and reducing external debt.

The creation of two separate regionally focused listed entities will clarify the strategic future of the Australian and UK based businesses. The demerger, subject to regulatory and shareholder approval, will be executed via the distribution of shares to AMP shareholders in both companies. It is anticipated that both companies will be listed on the Australian Stock Exchange, with New Henderson shares also listed on the London Stock Exchange.

Indicative timetable

August

- Business strategies for New AMP and New Henderson prepared
- Discussions with regulators ongoing
- Feasibility of an early UK listing for New Henderson investigated
- Rothschild appointed as independent expert
- Ernst & Young developing investigating accountant's report
- Tillinghast developing the consulting actuaries' report

September

- Board/Regulatory/Court approvals of Explanatory Memorandum (EM)

October

- EM released to ASX following court approval
- EM roadshow commences

November

- UK listing particulars released, if proceeding
- EM roadshow continues

December

- Extraordinary General Meeting (EGM) expected to be held
- Demerger implemented by 31 December

Results overview

AMP has undergone substantial change in the past year

Key initiatives have included:

- new board and management team in place
- closure of AMP International
- AMP Banking sale of non-core businesses and restructuring
- Corporate Office cost initiatives
- AFS cost initiatives, new business model and brand/planner management
- HGI cost initiatives
- the effective closure of all UK life companies to new customers, risk reduction of portfolios, securing regulatory capital position and asset revaluations.

The impact of this change is evident in a 19% reduction in controllable costs and a reduction of over 5,000 (37.7%) in headcount in 1H 03 compared to a year earlier.

Despite this strategic redirection and cost program, 1H 03 earnings have been hard hit, driven by two forces:

- the full impact of depressed equity markets in 1H 03 which fell further through to March before recovering by half year end, and
- the impact of large capital investments in UK Life which have been impacted by falling equity markets. Further large write-downs were made in the period and all life companies are now effectively closed to new customers.

On 1 May, AMP announced its intention to demerge into two regional entities and the planning for this is now well underway.

Financial results summary

AMP reported a net loss after income tax of A$2,159m for 1H 03 after write-downs, additional provisions, asset sales and transformation costs. This includes a net write-down and additional provisions of A$2,018m as a result of updated directors' valuations of AMP's businesses. Before these items and amortisation of goodwill, profit after income tax was A$317m, down 7% on 1H 02. Underlying contribution was A$305m, down 45% on 1H 02, as a result of margin reductions in all BUs and a tough market for wealth management companies in the UK.

Global investment markets continued to negatively impact business unit operating margins and investment income

At end June 2003, the UK FTSE 100 was up 2.3% from end FY 02 but down 13.4% compared to 1H 02. Bond yields in Australia and the UK were down 16bps and 14bps respectively during 2003 and were 106bps and 69bps below 1H 02 yields.

Weak markets not only impacted margins directly, but also indirectly through poor investor sentiment which led to lower new business volumes and higher outflows.

Business unit operating margins

- AFS operating margins were down 9%, due to lower investment markets and bond yields, lower new business and reduced capital levels. This was partly offset by expense savings (controllable costs down 17% on 1H 02). The cost to income ratio improved to 40%. RoIC was steady at 14.8%. Refer to page 24 for results.
- UKFS operating margins fell by A$192m to an A$18m loss (£7m) as a result of market impacts, reduction in equity exposure, and loss of fees relating to closed new business and products. Costs were down by 26%, while the cost to income ratio increased to 72% due to the lower revenue and profitability. RoIC fell to 3.1% due to a 60% reduction in profitability. Refer to page 26 for results.
- Henderson Global Investors - North operating margins were down 52%, due to the prolonged equity market decline and its impact on the investment management industry. AUM fell 8% from 1H 02 to 1H 03 in sterling terms. Investment performance was much improved with 71% of listed assets at or above benchmark during 1H 03. The cost to income ratio rose from 72% to 83% as the reduction in revenue was not matched by equivalent actions on the cost base. RoIC decreased to 5% in the period. Refer to page 28 for results.
- Henderson Global Investors - South operating margins were down 23%, a robust result given the uncertain investment markets and the impact on the investment management industry. Tight cost management meant that the cost to income ratio only increased 2% to 59%. Refer to page 30 for results.

Investment income

Total investment income of A$220m was substantially higher than any time in the last two years.

Corporate costs plus interest expense

Tight control of Corporate Office costs led to a 55% reduction in expenses while total borrowing cost reflects higher average debt levels during the period.

Valuation adjustments and restructuring costs total A$2,393m, while losses recognised on the sale of non-core businesses total A$54m

- An independent review of the valuation of our UK companies led to a write-off of intangibles and an increase in policyholder liabilities totalling A$2,268m. The valuations reflect the changes in strategic direction announced during May and the current level of investment markets. The valuation of AFS' Australian distribution companies (principally Hillross and AMPFP) has been increased by A$250m to reflect updated valuations, leading to a net write-off of A$2,018m.
- Provision totalling A$111m has been made for the cost of implementing the demerger which commenced during 1H 03 and the possible UK listing of New Henderson. Further costs to be incurred in 2H 03 are estimated to be A$66m.
- Provision has also been made for implementing the strategic changes across the Group. At 1H 03, these totalled A$233m. It is expected that a further A$47m will be expensed in 2H 03.
- The completion during 1H 03 of the sale of certain non-core businesses resulted in a loss of A$54m. This mainly related to the loss recognised for the AMP Diversified Property Trust, for the transfer of trust and property management rights (A$39m).
- More information on write-downs, increases in provisions and transformation costs can be found on page 35.

Results overview

A$m	1H 03	1H 02	2H 02	% 1H/1H
Australian Financial Services	**172**	189	135	-9.0
UK Financial Services	**(18)**	174	37	-110.3
Henderson Global Investors - North	**28**	58	38	-51.7
Henderson Global Investors - South	**34**	44	52	-22.7
Total BU operating margins	**216**	465	262	-53.5
Discontinued businesses	**30**	23	18	30.4
Corporate Office costs	**(20)**	(44)	(35)	-54.5
Total operating margins	**226**	444	245	-49.1
Underlying investment income	**208**	208	229	-
Interest expense on corporate debt	**(94)**	(97)	(133)	-3.1
Distribution on reset preferred securities	**(35)**	-	(13)	n/a
Underlying contribution	**305**	555	328	-45.0
Investment income market adjustment	**12**	(214)	(174)	105.6
Profit after income tax before other items	**317**	341	154	-7.0
Business restructuring costs	**(233)**	(11)	(333)	n/a
Demerger and UK listing costs	**(111)**	-	-	n/a
Superannuation fund top-up	**(31)**	-	-	n/a
Asset sales	**(54)**	-	234	n/a
Valuation adjustments	**(2,018)**	-	(1,227)	n/a
Goodwill amortisation	**(29)**	(27)	(27)	7.4
Net profit (loss) after income tax	**(2,159)**	303	(1,199)	n/a

Movement in underlying contribution 1H 02 to 1H 03


A$m
600
500
400
300
200
100
0
555
(17)
(192)
(30)
(10)
7
24
0
(32)
305
1H 02 underlying contribution
AFS margins
UKFS margins
HGI - North margins
HGI - South margins
Discontinued businesses margins
Corporate Office costs
Underlying investment income
Financing costs
1H 03 underlying contribution

Performance measures

Drivers

Cost to income ratio


%
100
75
50
25
HGI - North
UKFS
Group
HGI - South
AFS
1H 99
1H 00
1H 01
1H 02
1H 03

- Group cost to income ratio up 2% due to lower operating margins despite a 19% reduction in controllable costs.

Value of new business


A$m
£m
AFS @3% dm
UKFS @5% dm
150
100
50
0
60
40
20
0
1H 00
1H 01
1H 02
1H 03

- AFS VNB down due to lower sales volumes.
- UKFS down to nil due to lower volumes and NPI's effective closure to new customers.

Total BU operating margins


A$m
500
400
300
200
100
0
1H 99
1H 00
1H 01
1H 02
1H 03

- Operating margins driven down by weak markets, lower bond yields and changes to UK businesses.

Outcomes

Return on invested capital


%
15
10
5
0
RoIC - underlying
RoIC - actual
1H 99
1H 00
1H 01
1H 02
1H 03

- RoIC - underlying impacted by lower BU operating margins.
- RoIC - actual stable, mainly due to improved investment income compared to 1H 02.

Return on invested capital (BU)


%
30
20
10
0
HGI - South
AFS
HGI - North
UKFS
1H 99
1H 00
1H 01
1H 02
1H 03

- AFS RoIC relatively stable due to capital reduction strategies.
- UKFS RoIC fell to 3.1% due to a 59% reduction in profitability.
- HGI - North fall in RoIC due to fall in AUM impacting fee revenue.
- HGI - South RoIC stable at 27.7% compared to 1H 02.

Earnings per share


A$
0.5
0.0
-0.5
-1.0
-1.5
-2.0
EPS - underlying
EPS - NPAT
1H 99
1H 00
1H 01
1H 02
1H 03

- EPS - underlying down to A$0.25 due to lower BU operating margins.
- EPS - NPAT impacted by 1H 03 write-offs and transformation costs.

Five year summary

	1H 03	1H 02	1H 01	1H 00	1H 99
Shareholder summary					
EPS - Underlying (A$)	**0.25**	0.49	0.51	0.47	0.33
- Net profit after tax (A$)	**-1.75**	0.27	0.36	0.48	-0.38
RoIC[1] - Underlying	**6.4%**	9.2%	9.7%	10.0%	7.9%
- Actual	**6.6%**	6.4%	6.7%	10.5%	9.2%
RoE[1] - Underlying	**6.9%**	11.3%	12.5%	13.1%	8.6%
- Actual	**7.2%**	7.2%	7.7%	13.9%	10.4%
Dividends per share (A$)	**0.07**	0.26	0.25	0.23	0.20
Dividend payout ratio - Underlying	**35%**	55%	49%	49%	61%
Ordinary shares in issue (m)	**1,419.6**	1,134.3	1,115.8	1,093.7	1,084.9
Weighted average number of ordinary shares (m) - Basic	**1,233.3**	1,131.6	1,107.4	1,091.1	1,078.7
- Fully diluted	**1,235.7**	1,135.3	1,117.6	1,128.9	1,078.7
Share price for the period (A$) - Low	**4.77**	15.41	18.44	13.69	15.61
- High	**11.64**	19.63	21.99	17.00	20.91
Embedded value - as reported, after transfers - AFS (3% dm) A$m	**6,050**	5,933	6,893	6,363	-
- UKFS (5% dm) £m	**1,341**	1,494	1,909	1,845	-
Half year return on embedded value - AFS (3% dm)	**5.8%**	1.4%	6.6%	2.7%	-
- UKFS (5% dm)	**-39.9%**	-9.6%	-4.5%	-0.3%	-
Value of new business - AFS (3% dm) A$m - as reported	**100**	124	88	50	-
- UKFS (5% dm) £m - as reported	**0**	12	21	9	-
Financial position					
Ordinary shareholders' equity (A$m)	**7,025**	9,463	9,203	8,047	7,726
Corporate debt (excl operational debt) (A$m)	**3,347**	4,172	5,170	5,163	2,588
Debt to shareholders' equity plus debt	**12%**	16%	22%	24%	12%
Interest cover (times) - Underlying	**4.3**	6.8	6.1	4.5	4.8
- Actual	**3.6**	4.1	5.4	6.8	7.7
Assets under management (AUM) A$b					
Assets under management - HGI - North	**161**	193	213	201	116
- HGI - South	**70**	73	78	76	61
Assets under management - externally managed	**8**	9	7	5	-
Total assets under management	**239**	275	298	282	177
Persistency - AFS	**82.5%**	84.8%	84.6%	83.1%	83.7%
- UKFS	**85.0%**	88.3%	88.8%	89.4%	95.2%
Cost to income ratio[2]	**62%**	60%	62%	65%	68%
Staff numbers					
Australian Financial Services[3,4,6]	**3,339**	3,562	3,805	4,534	4,329
UK Financial Services	**3,441**	6,348	6,607	9,259	6,698
Henderson Global Investors - North	**758**	770	733	653	604
Henderson Global Investors - South[7]	**820**	820	888	1,124	1,112
Cobalt RunOff Services	**160**	204	150	Included in Corporate	
Corporate Office	**252**	309	331	518	440
AMP International[5]	-	1,228	954	590	572
IT@AMP[6]	-	464	1,076	1,323	504
Services@AMP[6]	-	136	173	Included in Corporate	
AMP General Insurance	-	-	3,208	5,135	1,228
Total staff numbers	**8,770**	13,841	17,925	23,136	15,487

1. Prior period percentages have been recalculated to reflect the reclassification of items between abnormal and profit after tax before other items and the normalisation of Corporate Office investment income.
2. Earlier years include businesses owned by AMP at the time.
3. Excludes non-salaried planners.
4. AMP Banking FTEs are now included in AFS. They were previously included in AMP International. All historical data has been amended to reflect this.
5. Part of the reduction relates to the sale of Cogent as well as the decision to divest or transfer these initiatives back to the business.
6. For 1H 03, IT@AMP and Services@AMP are included in AFS.
7. HGI - South numbers include shopping centre FTEs, all of which are recharged out to shopping centres.

Product cashflows

Australian Financial Services

- During 1H 03, AFS capitalised on the 2002 business restructuring to further transform the operational structure of the business. This has resulted in the creation of the following product based business lines:
  - Corporate superannuation (comprised of corporate based superannuation plans)
  - Savings and retirement (comprised of retail superannuation, retirement incomes and managed investment products)
  - Risk (comprised of term, trauma and income protection products)
  - Mature (majority of capital guarantee products (excluding those in corporate superannuation) and closed investment linked policies).
- These new business lines are in addition to AMP Banking and the existing channel based business lines (AMP Financial Planning (AMPFP), Hillross, Arrive Wealth Management and AMP General Insurance Distribution). 1H 02 cashflows have been restated to reflect the new product lines.
- AFS Australian contemporary net cashflow declined by 68% from 1H 02 to A$522m in 1H 03.
- As expected, market conditions have impacted investment based products in savings and retirement (net cashflow of A$101m is 89% down on 1H 02) and corporate superannuation (net cashflow of A$244m is 42% down on 1H 02).
- The result should be considered in the context of the tough market environment with most managers recording net outflows for 1H 03. For the year ended 31 March 2003, AFS ranked fourth in net cashflow (behind Macquarie, Platinum and ING/ANZ)[1].
- Risk went against the trend with net cashflows 25% above 1H 02.
- Net mortgage lending grew by 10% from 1H 02 to A$438m in 1H 03.

UK Financial Services

- The UKFS section of the cashflow statement has been restated to record all cashflows as arising from closed business reflecting the recent decision to close NPI Limited to new business.
- Premium inflows have reduced following the decision to close the direct sales force at the end of last year and the effective closure of NPI to new business.
- Increased level of surrenders of with-profit products reflect the decisions to stop writing this type of business and to reduce the equity exposure in the life companies.
- Total outflows rose by 7% to A$4,759m, as a result of increases in surrenders principally through the Pearl unitised with profit life product. Within NPLL increases are due to a combination of factors - poor equity markets, reduced equity exposure and AMP specific news coverage.

Henderson Global Investors - North

- UK retail experienced net outflows of A$212m (£81m). The largest component of this (A$149m/£57m) related to Investment Trusts including the closure of the Henderson Geared Income and Growth Trust, which reached the end of its fixed life. Net cash outflows in UK Retail Open Ended Investment Companies (OEIC) were A$73m (£28m) during 1H 03.
- Rest of World retail funds achieved net inflows of A$81m (£31m). This included net inflows of A$55m (£21m) from Absolute Return funds (assisted by launch of the Global Fixed Income ARF and the UK Equity Long/Short fund) and A$39m (£15m) from US mutual funds. Horizon funds suffered A$13m (£5m) net cash outflows in 1H 03 comprising 1Q net cash outflows of A$100m (£38m) and 2Q net cash inflows of A$87m (£33m).
- Institutional net inflows during 1H 03 were A$441m (£168m). Strong sales of new Collateralised Synthetic Obligation funds and property funds featured.
- Rest of World sub-advisory net outflows were A$983m (£375m) reflecting the challenging market conditions for BPL in Italy and Mackenzie in Canada.

Henderson Global Investors - South

- External cash outflows for 1H 03 were A$696m (mainly in one large short term mandate in New Zealand) in comparison to 1H 02 cash outflows of A$2,052m. 1H 03 benefited from strong sales in Future Directions products[2] and from new sales through the Japanese distribution channel.
- HGI - South continued to penetrate new market segments and further strengthened relationships with existing clients. Initiatives included:
  - a second Australian bond fund in Japan which raised A$350m. This was followed by the signing of an exclusive distribution agreement with a distributor in Japan, Gemini Advisers. Funds under management for A$ bond fund in Japan were A$575m at 30 June 2003
  - a second tranche of the Asian Bonus Payout fund range, which raised A$110m. Funds under management for structured products in Singapore now total A$200m
  - continued support for the Future Directions fund range from both institutional and retail clients, with gross inflows totalling A$600m during 1H 03.

1. Plan 4 Life Actuaries and Researchers - AMP Group Competitive Position Analysis - March 2003.
2. HGI - South's range of multi-manager funds, comprising of a combination of diversified and single sector funds.

Product cashflows

		1H 03			1H 02		
Business units	**AUM by product (A$b)**	**Inflow (A$m)**	**Outflow (A$m)**	**Net (A$m)**	**Inflow (A$m)**	**Outflow (A$m)**	**Net (A$m)**
Australian Financial Services							
Australian contemporary retail							
Corporate superannuation	6.2	855	611	244	1,027	605	422
Savings & retirement	18.6	1,714	1,613	101	2,267	1,352	915
Risk	n/a	127	58	69	108	53	55
Advice based distribution products[1]	2.2	300	192	108	389	147	242
	27.0	2,996	2,474	522	3,791	2,157	1,634
Matured/closed retail	19.6	463	1,454	(991)	647	1,391	(744)
Total Australian retail	46.6	3,459	3,928	(469)	4,438	3,548	890
NZ contemporary retail (incl. corporate)	3.8	199	269	(70)	239	253	(14)
Total AFS	50.4	3,658	4,197	(539)	4,677	3,801	876
UK Financial Services							
Pensions	31.3	1,489	1,259	230	1,357	1,042	315
Collective investment vehicles	n/a	134	197	(63)	215	234	(19)
Life	14.8	642	1,656	(1,014)	1,349	1,681	(332)
Total matured/closed	46.1	2,265	3,112	(847)	2,921	2,957	(36)
National Provident Life Limited (NPLL)	15.3	241	1,647	(1,406)	288	1,474	(1,186)
Total UKFS	61.4	2,506	4,759	(2,253)	3,209	4,431	(1,222)
Henderson Global Investors							
HGI - North							
Contemporary retail							
UK collective investment vehicles	20.9	653	865	(212)	1,012	1,099	(87)
Rest of world contemporary retail	3.5	973	892	81	925	585	340
Total retail	24.4	1,626	1,757	(131)	1,937	1,684	253
Rest of world sub-advisory	3.7	443	1,426	(983)	919	1,493	(574)
Institutional	57.0	4,169	3,728	441	6,799	6,234	565
Total HGI - North	85.1	6,238	6,911	(673)	9,655	9,411	244
HGI - South							
Institutional	25.0	2,357	3,053	(696)	1,816	3,868	(2,052)
Total Henderson Global Investors	110.1	8,595	9,964	(1,369)	11,471	13,279	(1,808)
Assets under management in excess of products	3.5						
Assets not specifically attributed to policyholders' interests	2.6						
Shareholder assets	10.9						
Total assets under management	238.9						

	1H 03			1H 02		
AMP consolidated	**Inflow (A$m)**	**Outflow (A$m)**	**Net (A$m)**	**Inflow (A$m)**	**Outflow (A$m)**	**Net (A$m)**
Contemporary retail - AFS and HGI - North	4,821	4,500	321	5,967	4,094	1,873
Institutional - HGI - North and HGI - South	6,526	6,781	(255)	8,615	10,102	(1,487)
RoW sub-advisory - HGI - North	443	1,426	(983)	919	1,493	(574)
	11,790	12,707	(917)	15,501	15,689	(188)
Mature/closed - AFS and UKFS	2,969	6,213	(3,244)	3,856	5,822	(1,966)
Total AMP[2]	14,759	18,920	(4,161)	19,357	21,511	(2,154)
Other cashflows						
AMP Bank - net increase in mortgages			438			400

1. Represents PortfolioCare - externally manufactured products earning platform fees.
2. Cashflows for businesses in India are not included.

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Cost management

Business unit A$m	Cost to income %		Operational costs		Project costs		Total controllable costs		% 1H/1H
	1H 03	1H 02	1H 03	1H 02	1H 03	1H 02	1H 03	1H 02	1H 02
AMP Group total	**62%**	60%[1]	921	1,126	80	117	1,001	1,243	-19.5
Australian Financial Services	**40%**	41%	237	281	18	23	255	304	-16.1
AMP Banking[2]	**98%**	120%	29	36	0	3	29	39	-25.6
UK Financial Services	**72%**	59%	354	465	45	71	399	536	-25.6
HGI - North	**83%**	72%	196	210	14	14	210	224	-6.3
HGI - South	**59%**	57%	79	86	0	0	79	86	-8.1
Corporate Office[3]	**n/a**	n/a	26	48	3	6	29	54	-46.3

Note: Refer to the glossary for definitions of cost to income ratio and controllable costs (page 38).
1. 1H 02 includes the results of Cogent in the cost to income ratio. Excluding Cogent from the calculation, the 1H 02 ratio is 59%.
2. All periods have been adjusted to exclude discontinued operations.
3. Corporate Office costs are pre-tax and represent costs not recovered from BUs (page 33).

The AMP Group achieved a 19% reduction in controllable costs. This was achieved by stringent cost controls across all business units. Despite this, the cost to income ratio increased by 2% due to decreasing revenues.

Australian Financial Services

AFS controllable expenses were reduced and cost to income ratio improved:

- controllable costs reduced by A$49m (16%) from A$304m in 1H 02 to A$255m in 1H 03, with AFS on track to exceed FY 03 forecast cost savings of A$60m (as per the 4 December 2002 market briefing). The cost to income ratio improved from 41% in 1H 02 to 40% in 1H 03
- operational expenses reduced by A$44m (16%) from A$281m in 1H 02 to A$237m in 1H 03, reflecting the outcome of the 2002 AFS transformation program, the implementation of cost saving initiatives and a reduction in discretionary costs
- business unit project related expenses fell by A$5m (22%) from A$23m in 1H 02 to A$18m in 1H 03, due to overall tightening of discretionary spend. Full year project spend is expected to be marginally below the previous year.

AMP Banking

- Controllable costs reduced by A$10m (26%) from A$39m in 1H 02 to A$29m in 1H 03. This reflected the effective focus on cost management.

UK Financial Services

- The 1H 03 cost to income ratio of 72% was substantially higher than 1H 02 of 59% because of a reduction in life company profit margins and the cost overhang in the service company in moving to a closed-book business.
- Controllable costs at 1H 03 were 26% (A$137m) below 1H 02 mostly reflecting reduced headcount. After allowing for the reduction in expenses directly attributable to lower sales, following the closure of the direct sales force, the underlying reduction was £32m or 16% (A$84m).
- Progress continues on reducing the future cost base principally through reduced activity and lower head-count. UKFS will continue to look at outsourced arrangements as appropriate.

Henderson Global Investors - North

- The impact of the equity market decline led to an 11% increase in the cost to income ratio, as it was not possible to match the reduction in revenue with equivalent actions on the cost base.
- Controllable costs were reduced by 6% (A$14m) to A$210m, as a result of cost reduction actions and efficiency measures A$11m (£4m) offset by increased expenditure on IT infrastructure A$5m (£2m) including software licence costs relating to new front office systems. Foreign currency fluctuations account for the remaining A$8m.
- Expenditure savings were achieved in staff costs, investment administration, travel and marketing. Henderson has maintained its commitment to key development initiatives including US mutual funds and core IT systems development.

Henderson Global Investors - South

- Due to lower revenues, the cost to income ratio increased from 57% in 1H 02 to 59% in 1H 03.
- In light of lower revenues, stringent cost management measures were implemented across the business, which resulted in expenses declining by 8%, or A$7m. Specific cost efficiency measures included portfolio/product rationalisation, IT contract renegotiation, organisation restructure and staff related savings.

Corporate Office

- Corporate Office costs not recovered from BUs reduced by 46% due to the closure of AMP International initiatives and release of corporate provisions no longer required.

Total controllable costs above (A$1,001m) differ from those disclosed in the AMP Limited Directors' Report and Financial Report for the half year ended 30 June 2003 (note 5). The difference relates to policyholder related costs, discontinued businesses, restructuring costs and amortisation of goodwill which are not included above.

Capital management - total shareholder capital resources

A$m	1H 03	FY 02	1H 02
Equity			
Share capital	**6,423**	5,001	4,720
Capital reserve	**510**	510	510
Foreign currency translation reserve	**(410)**	361	141
Retained profits	**502**	2,661	4,092
Total equity attributable to ordinary shareholders	**7,025**	8,533	9,463
Hybrid equity (Reset Preferred Securities)	**1,140**	1,141	-
Total equity attributable to ordinary shareholders plus hybrid equity	**8,165**	9,674	9,463
External corporate debt	**3,347**	3,788	3,577
Borrowings from Pearl 90:10 fund	**-**	-	595
Total shareholder capital resources	**11,512**	13,462	13,635
Other interests			
Life funds not specifically attributed to shareholders' or policyholders' interests	**2,596**	5,494	5,437
Other outside equity interests in controlled entities	**2,500**	2,755	1,871

Equity attributable to shareholders plus hybrid equity

Total equity attributable to shareholders plus hybrid equity decreased from FY 02 by A$1,509m. This decrease was driven by:

- A$2,159m half year loss
- A$771m decrease in foreign currency translation reserve due to the strengthening of the A$ against the £

but partially offset by:

- A$1,192m of new share capital raised through the institutional capital raising (total proceeds of A$1,222m less issue costs of A$30m)
- A$230m of new share capital raised through the dividend reinvestment plan and underwriting of the final 2002 dividend.

This decrease in total equity attributable to shareholders plus hybrid equity plus the reduction in external corporate debt resulted in total shareholder capital resources reducing by A$1,950m.

The above numbers do not include the A$500m of new share capital raised in July 2003 through the share purchase plan. It also excludes the 2003 interim dividend (more information on this change of accounting policy is contained in note 1 of the 30 June 2003 Financial Reports).

Unattributed life funds

Life funds not specifically attributable to shareholders' or policyholders' interests decreased from FY 02 due to:

- A$2,458m reduction from that part of the valuation adjustments occurring in 1H 03 not attributed to shareholders (ie in addition to the amounts itemised on page 34 which were attributed to shareholders)
- a further A$626m reduction due to the strengthening of the A$ against the £

but partially offset by:

- a slight rise in investment markets which resulted in a profit of A$49m from investment earnings on the unattributed life funds
- a surplus of A$137m from the remaining profits of the UK with-profit business due to substantial cuts in bonus rates.

In recent years, bonus distributions of UK with-profit policyholders have exceeded the level supported by actual experience, because of the need to support bonuses in a way that is consistent with the reasonable expectations of policyholders. The impact of valuation adjustments during 1H 03 has compounded this situation. The balance of the cost of bonus distributions has been met from the unattributed life funds.

As the need to support bonus levels is expected to continue in the medium term, and given the reduction in equity exposure of the with-profit funds, it is likely that a significant proportion of the unattributed life funds will continue to be utilised in this way.

Where the unattributed life funds in a particular entity are not sufficient to meet the excess bonus distribution, the cost falls to the shareholders' interests in the fund. During 1H 03, this has contributed to the reduction in value of the shareholders' interest in the contingent loan to London Life.

Capital management - shareholder capital invested

Notional allocation at	30 June 2003				31 December 2002			
A$m	Minimum regulatory requirements[1]	Tangible capital resources[2]	Intangibles[5]	Total capital	Minimum regulatory requirements[1]	Tangible capital resources[2]	Intangibles[5]	Total capital
Australian Financial Services	1,669	**3,591**	**735**	**4,326**	2,066	3,724	495	4,219
AMP Life statutory funds		2,971		2,971		3,010		3,010
AMP Life other		113	735	848		130	495	625
AMP Banking	175	507		507	431	584		584
UK Financial Services	4,158	**4,886**	**180**	**5,066**	5,367	6,878	1,060	7,938
Pearl		3,683		3,683		5,021	62	5,083
London Life		671		671		1,196		1,196
UKFS other[3]		532	180	712		661	998	1,659
Henderson Global Investors - North	264	**308**	**798**	**1,106**	268	311	1,028	1,339
Henderson Global Investors - South	75	**161**	**102**	**263**	58	121	171	292
Virgin		**232**		**232**		370		370
Discontinued business	407	**766**		**766**	505	896		896
Corporate Office	4	**1,160**		**1,160**	34	400		400
Inter business unit holdings[4]		**(1,407)**		**(1,407)**		(1,992)		(1,992)
Total shareholder capital resources	6,577	**9,697**	**1,815**	**11,512**	8,298	10,708	2,754	13,462
External corporate debt				**(3,347)**				(3,788)
Total equity attributable to ordinary shareholders plus hybrid equity				**8,165**				9,674

1. The minimum regulatory requirements for UKFS and Discontinued business have been restated for 31 December 2002 in line with final statutory reserves. The minimum regulatory capital requirements for June 2003 are based on best estimates of UK statutory reserves.
2. For a definition, please refer to the glossary on page 39.
3. Includes £157m of capital to recapitalise the service company.
4. For a detailed breakdown, please refer to the glossary on page 41. The reduction in the inter BU holdings can be primarily attributed to the repayment of the AMP (UK) plc preference shares held by AMP Life statutory funds.
5. These are intangibles as defined on page 39. There is a further A$17m of intangibles in the 30 June 2003 AMP Ltd Financial Report which are primarily attributable to policyholder interests.

Movements

AFS total capital rose due to 1H 03 profits, the one-off A$250m increase in the market value of Hillross and AMP Financial Planning, partially offset by a capital release of A$200m from AMP Life statutory funds, $A81m from AMP Life other and the reduction in AMP Banking's capital relating primarily to movements in AMP Finance.

HGI - South split between tangible capital resources and intangibles has moved in line with the announcement surrounding the takeover of AMP Shopping Centre Trust and AMP Diversified Property Trust.

Various UK write-offs detailed on page 34 have impacted on the capital of the UK business units:

- UKFS total capital has reduced due to tangible capital resources write-offs of £527m and intangible write-offs of £307m
- HGI - North total capital has reduced due to intangible write-offs of £35m
- Virgin total capital has reduced due to tangible capital resources write-offs of £38m.

The additional reduction in the total capital of these business units can be primarily attributed to movements in foreign currency translation due the strengthening of the A$ against the £.

The reduction in Discontinued business capital was driven by capital releases from Pearl General Business (UK General Insurance run-off).

Corporate Office capital increased due to the A$1,192m institutional capital raisings, offset by £157m of capital to recapitalise the UK service company.

Capital initiatives

Investment strategy in the UK has continued to evolve consistent with the need to manage risk, given limited capital resources. Each with-profit fund will continue to adjust investment policy to ensure appropriate asset and liability management. The equity backing ratios (EBR) for the with-profit funds as at 31 December 2002 and 30 June 2003 were as follows:

Equity backing ratio (Including property holdings)	Pearl	NP Life Ltd	London Life
As at 31 December 2002	48%	48%	45%
As at 30 June 2003	29%	12%*	16%*

*Property exposure.

The figures above allow for the impact of derivatives. About 80% of share exposure in Pearl (which was 19% at 30 June 2003) is still covered by "collar" derivatives which forego upside gains above certain levels in exchange for downside protection below certain levels. There is some other protection in place, which lifts downside protection to about 93%. Subject to market behaviour and the financial position of the fund, it is intended to phase this protection out over time, with a targeted EBR of about 25%.

Capital management - regulatory and risk

Capital employed by regulatory class[1]	30 June 2003			31 December 2002		
A$m	Tangible capital resources	Intangibles[2]	Total capital	Tangible capital resources	Intangibles[2]	Total capital
Equity attributable to ordinary shareholders	5,210	1,815	**7,025**	5,779	2,754	8,533
Hybrid equity (Reset Preferred Securities)	1,140		**1,140**	1,141		1,141
Tier 1	6,350	1,815	**8,165**	6,920	2,754	9,674
AMP Income securities	1,240		**1,240**	1,240		1,240
Subordinated debt	723		**723**	840		840
Tier 2	1,963	-	**1,963**	2,080	-	2,080
Total regulatory capital (Tier 1 + Tier 2)	8,313	1,815	**10,128**	9,000	2,754	11,754
Senior debt	1,384		**1,384**	1,708		1,708
Total shareholder capital resources	9,697	1,815	**11,512**	10,708	2,754	13,462

1. As described by APRA regulations.
2. *These are intangibles as defined on page 39. There is a further A$17m of intangibles in the 30 June 2003 AMP Ltd Financial Report which are primarily attributable to policyholder interests.*

The capital employed by regulatory class has decreased primarily due to the recognition of the transfer of shareholder assets to policy liabilities in order to meet policyholder obligations, effectively reducing the tangible capital resources of the Group (details on pages 34 and 35).

Risk capital

AMP calculates risk capital for all of its businesses every six months on a stand alone and consolidated basis. The chart below provides a guide as to the split of risks within the Group and the relative scale of risk between December 2002 and June 2003.

Stand-alone risk type - risk capital values


General insurance risk 6.2%
Life liability risk 3.4%
Operational risk 11.3%
Life competitive risk 6.2%
Asset management business risk 6.8%
ALM market risk 63.1%
Credit risk 3.0%
December 2002


General insurance risk 5.7%
Life liability risk 4.3%
Operational risk 20.8%
Life competitive risk 10.8%
Asset management business risk 7.5%
ALM market risk 47.1%
Credit risk 3.8%
June 2003

Stand-alone risk capital values have reduced by 27% from December 2002 to June 2003, primarily from the UKFS program to reduce risk. Brief definitions of the risk types are detailed in the glossary on page 38.

UK minimum regulatory requirements

We estimate that all AMP UK life companies met their required minimum margin (RMM) as at 30 June 2003. Our estimate of the Free Asset Ratio (FAR) as at 30 June 2003, excluding assets covering the RMM, is:

FAR excl asset covering the RMM	30 June 2003 estimate	31 December 2002 final
AMP Pearl	1.6%	2.7%
AMP London Life	1.2%	2.6%
AMP NPLL	0.3%	1.3%
AMP NPIL	0.7%	1.1%

The with profit funds of AMP London Life and NPLL no longer have any material equity exposures and their free asset ratios will not be impacted by large moves in equity markets (positively or negatively).

Capital management - assets backing shareholder capital resources

Allocation at	30 June 2003			31 December 2002			30 June 2002		
A$m	Australasia	UK	Total	Australasia	UK	Total	Australasia	UK	Total
Equities	1,202	275	**1,477**	1,164	956	2,120	1,546	883	2,429
Other growth assets	323	168	**491**	302	199	501	295	98	393
Fixed interest	646	2,225	**2,871**	825	2,749	3,574	983	2,392	3,375
Cash	3,296	2,704	**6,000**	1,664	3,257	4,921	1,285	2,272	3,557
Total managed assets	5,467	5,372	**10,839**	3,955	7,161	11,116	4,109	5,645	9,754
Other	76	(1,218)	**(1,142)**	(67)	(341)	(408)	273	163	436
Tangible capital resources	5,543	4,154	**9,697**	3,888	6,820	10,708	4,382	5,808	10,190
Intangibles	837	978	**1,815**	666	2,088	2,754	737	2,708	3,445
Total shareholder capital resources	6,380	5,132	**11,512**	4,554	8,908	13,462	5,119	8,516	13,635

	1H 03						1H 02		
A$m	Australasia	UK	Total				Australasia	UK	Total
Investment income									
BU underlying investment income	87	134	**221**				108	118	226
Corporate Office underlying investment income	7	(20)	**(13)**				(19)	1	(18)
Total underlying investment income	94	114	**208**				89	119	208
Market adjustment	(19)	31	**12**				(138)	(76)	(214)
Total investment income	75	145	**220**				(49)	43	(6)
Growth assets / managed assets	28%	8%	**18%**	37%	16%	24%	45%	17%	29%
Regional split of managed assets	50%	50%		36%	64%		42%	58%	
Regional split of total shareholder capital resources	55%	45%		34%	66%		38%	62%	

The reduced equity exposure in the UK life companies and the strengthening of the A$ against the £ has seen the UK equity exposure reduce from A$956m to A$275m.

UK fixed interest and cash exposures are reduced due to the net asset write-offs described on page 34 and the strengthening of the A$ against the £.

The increase in the Australasia cash exposure reflects the A$1,192m institutional capital raising and cash received through sales of various AMP Banking assets.

The decrease in other assets in the UK results from a number of write-downs currently being held as provisions.

The increase in intangibles in Australasia reflects mainly the write-up of A$250m described on page 34.

The decrease in intangibles in UK reflects the write-down of £342m (£307m UKFS and £35m HGI - North) described on page 34.

Debt overview

A$m	30 June 2003			31 December 2002		
	Corporate	Operational	Total	Corporate	Operational	Total
Subordinated bonds/notes	723	420	**1,143**	840	472	1,312
AMP Income Securities	1,240		**1,240**	1,240		1,240
Total subordinated debt (Tier 2)	1,963	420	**2,383**	2,080	472	2,552
Domestic commercial paper and NCDs		583	**583**		2,432	2,432
Euro commercial paper		77	**77**	90	472	562
Euro medium term notes	1,362		**1,362**	1,584	379	1,963
Domestic medium term notes		448	**448**		498	498
Other	22		**22**	34		34
Total senior debt	1,384	1,108	**2,492**	1,708	3,781	5,489
Loans					232	232
Deposits-in		1,717	**1,717**		2,413	2,413
Other		1	**1**		3	3
Total debt	3,347	3,246	**6,593**	3,788	6,901	10,689
Corporate gearing ratios						
Gearing - debt/(debt + equity)[1,2]	**12%**			**13%**		
Gearing - debt/equity[1,3]	**48%**			**44%**		
Interest cover (times)	**3.6**			**3.5**		
Underlying interest cover (times)	**4.3**			**5.2**		

1. Definition in the glossary includes allowance for hybrid equity (page 38).
2. (3,347 - 1,963)/(3,347 + 1,140 + 7,025) = 12%.
3. 3,347/7,025 = 48%.

Total corporate debt has decreased through the repayment of A$90m euro commercial paper and currency movements due to the strengthening of the A$ against the £.

Interest cover improved marginally, with further improvement expected in 2H 03, as the benefit from the repayment of borrowings from Pearl 90:10 fund has not been fully realised due to the one year rolling nature of the calculation.

Operational debt at 30 June 2003 comprised:

A$m	
AMP Bank	2,741
AMP Finance and AMPBS Limited	184
Other	321
Total operational debt as above	3,246

Operational debt has decreased by A$3,655m as a result of further securitisation and the sale of various AMP Banking portfolios.

Overview of embedded value and value of new business

Overview of embedded value (EV) and value of new business (VNB)

- This information shows the embedded and new business values for the businesses of AFS (AMP Life funds, other subsidiaries and business support operations (BSO), but excluding AMP Banking) and UKFS (life funds of AMP Pearl, AMP NPI and AMP London Life, business support operations, unit trust and Open Ended Investment Company (OEIC) business and other subsidiaries and shareholder capital allocated to UKFS).
- Embedded values in this report are calculated by the AMP Life Appointed Actuary and the UKFS Chief Actuary. The projections underlying these embedded values do not explicitly allow for future volatility. An investor should consider the perceived business or financial risk when choosing a risk discount rate. AMP publishes EVs on a range of discount rates to assist the investor in this regard.
- More details about embedded values can be found on AMP's website.
- Assumptions used for the embedded and new business values are consistent with the best estimate assumptions used in calculating Margin on Services (MoS) policy liabilities (except for equity risk premiums in UKFS). Refer to pages 42 and 44 for the key assumptions and the independent review statement thereon.
- Risk discount rates are the yield on long term government bonds plus the discount margin. Future investment earnings and inflation are also based on these long term government bond yields and do not vary with the discount margin.
- "Expected return" represents the unwinding of the discount (at the relevant discount margin over the end 2002 yield on long term bonds) on discounted values and the net expected investment return on undiscounted values.
- "Value added" represents growth in excess of the expected return, and before transfers of profit and capital.

Embedded values as at 30 June 2003

A$m	Capital included	Discount margin 3%	4%	5%	6%
Australian Financial Services	3,819	6,050	5,810	5,596	5,405
Value of 1H 03 new business		100	88	76	66
UK Financial Services	5,066	3,794	3,536	3,300	
Value of 1H 03 new business		5	2	0	

- The "Capital included" in the EV calculations is the same as the "Total capital" ("tangible capital resources" and "intangibles") allocated to AFS (excluding AMP Banking) and UKFS respectively (on page 13). In particular the "Capital included" in the EV for Pearl only includes assets in the shareholders funds to the extent that they are admissible for regulatory purposes.
- When comparing these results with those under "UK achieved profits", note that the UKFS embedded value and value of new business are net of UK income tax (including shareholder tax on transfers). However in UK-market achieved profit presentations, the change in embedded value and value of new business are often quoted:
  - gross of tax at the corporate rate
  - before investment variances and economic assumption changes.

AFS embedded value and value of new business

AFS EV and VNB does not include AMP Banking.

Embedded value increase driven by expense reductions

- Embedded value increased by 5.8% at the 3% discount margin (dm) after restatement of FY 02 and before 1H 03 transfers.
- The restatement results from a revised expense allocation reflecting the new AFS business model, adding A$281m (3% dm) or A$239m (6% dm). The main impact has been to recognise a greater proportion of expenses as being attributable to new business acquisition activities, rather than maintenance activities.
- The value added factors in 1H 03 were:
  - new business adding A$100m (3% dm) or A$66m (6% dm)
  - lower future unit costs resulting from cost saving initiatives adding A$190m (3% dm) or A$162m (6% dm)

  offset by:
  - investment returns and changes in bond yields reducing value by A$16m (3% dm) or A$17m (6% dm)
  - lower persistency assumptions reducing value by A$93m (3% dm) or A$67m (6% dm)
  - adverse exchange rate movements (A$22m at 3% dm and A$19m at 6% dm) and asset mix changes (A$42m at 3% dm and A$19m at 6% dm). The asset mix changes reduce embedded value but increase RoIC.
- Net transfers include capital of A$281m transferred out to Corporate Office, as well as A$13m of franking credits transferred out at 70% of face value.
- The increase of A$250m in the market valuation of the distribution companies (principally Hillross and AMPFP) had no effect on the EV and VNB (also see note 3 on page 19).

Value of new business declines due to lower sales volumes

- The revised expense allocation reduced the value of new business by A$10m in 1H 02.
- After restatement the value of new business reduced from A$114m in 1H 02 to A$100m in 1H 03 (both at 3% dm) due to:
  - movements in bond yields adding A$2m
  - lower unit costs adding A$27m
  - a more profitable mix of business (Risk sales up 19%) adding A$9m

  offset by:
  - lower overall volumes deducting A$32m
  - lower persistency assumptions deducting A$13m
  - other assumption changes (mainly lower long term risk premiums for equity investments) deducting A$7m. (Note the change to equity risk premiums was already included in FY 02 results.)

Change in embedded value

(at the low risk discount margin (3%) above bond rate)


7500
6500
5500
4500
A$m
5,714
281
5,995
229
100
190
(16)
(93)
(61)
6,344
(294)
6,050
FY 02
Expense allocation
FY 02 EV restated
Expected return
1H 03 new business
Cost savings
Invest-ment & bond yields
Persist-ency
Other
1H 03 EV (before transfers)
Net transfer out
1H 03 EV (after transfers)

AFS embedded value and value of new business

Australian Financial Services (A$m)	3%	Embedded value and discount margin 4%	5%	6%
Embedded value at 31 December 2002	5,714	5,479	5,270	5,085
Restatement	281	266	252	239
Expected return	229	241	252	262
Value added	120	118	116	113
Net transfers out	(294)	(294)	(294)	(294)
Embedded value at 30 June 2003	6,050	5,810	5,596	5,405
1H 03 return on embedded value	5.8%	6.2%	6.7%	7.0%
Embedded value comprises:				
Adjusted net assets[1]	1,514	1,514	1,514	1,514
Value of in-force business[2]	4,536	4,296	4,082	3,891
Embedded value by major entity				
AMP Life	5,010	4,819	4,649	4,497
Service company (business support operation)[4]	880	834	793	757
Other subsidiaries[3]	160	157	154	151
Value of new business				
2003 first half	100	88	76	66
2002 first half as reported	124	111	99	89
2002 first half restated	114	102	91	82
Value of new business by major entity - 1H 03				
AMP Life	62	52	42	34
Service company (business support operation)	33	31	29	28
Other subsidiaries	5	5	5	4
Value of new business by major entity - 1H 02				
AMP Life	80	70	60	52
Service company (business support operation)	28	26	25	24
Other subsidiaries	16	15	14	13
Value of franking credits @ 70% full value (included above)				
Value of in-force business	977	936	900	867
Value of new business - 1H 03	23	20	19	17

Source: AMP Life Appointed Actuary

1. Adjusted net assets broadly represent shareholder net assets in excess of capital adequacy requirements at face value.
2. Value of in-force business includes shareholder net assets of A$1,570m at face value which are valued at a discount to expected time of release.
3. Other subsidiaries include unit trust wrap and master trust businesses and distribution companies, but exclude AMP Banking (A$507m of tangible capital resources).
4. The value of the business support operation is based on those service company revenue and expenses which are allocated to AFS.

Change in value of new business

(at the low risk discount margin (3%) above bond rate)


A$m
200
150
100
50
124
(10)
114
2
27
9
(32)
(13)
(7)
100
1H 02 VNB
Expense allocation
1H 02 VNB restated
Bond yields
Cost savings
Mix of business
Volume
Persist-ency
Other
1H 03 VNB

UKFS embedded value and value of new business

Embedded value falls following write-downs and restructuring

Embedded value fell to £1,341m (5% dm) due to various factors including: (all numbers at 5% dm)

- investment markets and bond yield changes in 1H 03 had a small impact reducing EV by £38m
- restatements and modelling changes since FY 02 reduced EV by £95m; £50m of this relates to work done on NPI
- the revised investment strategy to reduce exposure to equity markets has reduced EV by:
  - £35m because of lower future investment earnings in Pearl
  - £176m due to impairment in the value of Pearl's investment in NPI Life Limited
  - £55m due to impairment in the value of the London Life contingent loan
- the value of the service company reduced by £183m made up of:
  - £92m of expenses in 1H 03, mainly the transformation costs of £78m resulting from the decision to close NPI to new business
  - £77m, following a renegotiation of the service agreement with Pearl
  - £14m for other changes to the service company valuation.
- changes to actuarial decrement assumptions have reduced EV by £154m
- the EV of Towry Law has been reduced by £60m following a review of economic value
- the UKFS Chief Actuary has assumed that no capital or dividends will be distributed from Pearl until about 30 June 2006. This assumption is sensitive to the outcome of the new regulatory regime in the UK. This means that the value of shareholder capital, not already required to support minimum regulatory requirements, is discounted to its expected date of release, reducing EV by £52m.

Net transfers mainly represent the £157m recapitalisation of the service company.

Value of new business

VNB declined from £12m (1H 02) to nil (1H 03) at 5% dm. This is in line with expectations announced within the FY 02 Investor Report.

Impact of lower volumes (-£9m) and the absence of the fixed charge levied against Pearl 90:10 fund following its closure to new business (-£31m) plus miscellaneous other movements (-£4m) were offset by a reduction in unit acquisition expenses from cost reduction activities of +£32m.

Following the effective closure of AMP's remaining UK operations to new business already announced, the VNB will remain at approximately nil.

UKFS embedded value and value of new business

UK Financial Services (£m)	Embedded value and discount margin 3%	4%	5%
Embedded value at 31 December 2002	2,193	2,079	1,979
Expected return	77	82	87
Value added	(880)	(876)	(877)
Net transfer in	152	152	152
Embedded value at 30 June 2003	**1,542**	**1,437**	**1,341**
1H 03 return on embedded value	-36.6%	-38.2%	-39.9%
Embedded value comprises:			
Adjusted net assets[1]	39	39	39
Loans and reserves[2]	102	89	76
Value of in-force business[3]	1,401	1,309	1,226
Embedded value by major entity			
Life business	1,537	1,437	1,344
Service company (Business Support Operation)	0	0	0
Other subsidiaries	5	0	(3)
Value of new business			
2003 first half	2	1	0
2002 first half	20	15	12

Source: UKFS Chief Actuary

1. Adjusted net assets are those UKFS shareholder net assets which are valued at face value. This broadly represents non-Pearl assets which are either (i) in excess of minimum regulatory requirements or (ii) inadmissible. It excludes all Pearl shareholder assets (including those in excess of minimum regulatory requirements) since the UKFS Chief Actuary has assumed, for the purposes of the embedded value, that no Pearl shareholder assets are immediately releasable.
2. Loans and reserves represents the discounted value of the London Life contingent loan and special reserve account, with a face value of £179m.
3. Value of in-force business includes:
   - the value to shareholders of future distributions of profits (net of tax) from business in-force
   - excess assets in the with-profits fund (one ninth of the bonuses required to exhaust them)
   - shareholder net assets at the relevant risk discount rate to time of release.

   The face value of shareholder net assets included in the value of in-force business is £1,768m.

Change in embedded value

(at the high risk discount margin (5%) above bond rate)


2200
1800
1400
1000
£m
1,979
87
(38)
(95)
(35)
(176)
(55)
(183)
(154)
(60)
(52)
(29)
152
1,341
FY 02 EV
Expected return
Invest-ment & bond yields
Restate-ments & modelling
Asset mix Pearl
Asset mix NPLL
Asset mix London Life
Serv Co & closure expenses
Actuarial assumptions
Towry Law
Pearl capital lock-in
Other
Net transfer in
1H 03 EV (after transfers)

EV and VNB sensitivities

Change in embedded value (A$m) at 30 June 2003	AFS			UKFS			
	Life & other	BSO	Total	Life & other	BSO	Total	Total
1% (100bps) increase in long term bond yields:							
- best estimate	(45)	(30)	(75)				
- passive	(10)	(25)	(35)	(15)	(10)	(25)	**(60)**
5% reduction in controllable costs	-	70	70	-	65	65	**135**
1% increase in persistency	80	20	100	30	15	45	**145**
5% increase in equity index - local equities	80	-	80	25	-	25	**105**
5% increase in equity index - international equities	20	-	20	-	-	-	**20**

1H 03 change in value of new business (A$m)	AFS			UKFS
	Life & other	BSO	Total	
1% (100bps) increase in 10 year bond yields:				
- best estimate	(2)	(1)	(3)	No data has been provided for UKFS because 1H 03 VNB is not a guide to future new business (see page 20).
- passive	(1)	-	(1)	
5% reduction in controllable costs	-	7	7	
1% increase in persistency	5	1	6	
5% increase in sales	3	2	5	

Key assumptions

- The tables illustrate the sensitivity of the embedded and new business values to various economic and business variables.
- The sensitivities can at best be only indicative because:
  - **they are not always linear or symmetrical,** because of the asymmetric nature of risks facing insurance companies, including the scope for policyholders to exercise options against the company or to benefit from guarantees. This asymmetry has been accentuated by recent market falls, although it is mitigated to some degree by asset/liability management actions taken
  - they assume that the movement in a particular variable is independent of all others
  - they show the average movement for the risk discount margin range
  - they are based on the 1H 03 position, ie not "forward looking", and make no allowance for events subsequent to 30 June 2003.
- The 1% increase in long term government bond yields is assumed to be accompanied by a 0.5% increase in inflation, and other associated changes in economic assumptions, bonus rates, risk discount rates and bond values. For AFS, two sensitivities are shown, representing two different approaches to future earning rate assumptions for equities. The two scenarios are:

Change in assumed risk premium with 1% increase in long term bond yields	Equities	Other assets
Best estimate	-0.5%	0.0%
Passive	0.0%	0.0%

For UKFS, only the passive sensitivity is shown, reflecting AMP's adoption of UK market practice, where a long term average equity risk premium is used, independent of bond yields.

- The 5% reduction in costs is based on AFS and UKFS controllable costs only, ie it excludes commission and investment management fees. The analysis assumes cost reductions arise in the business support operations.
- The 1% increase in persistency is based on a uniform reduction in lapses in all future years. Risk business is not included in this sensitivity.
- The 5% increase in equity index for local equities is based on the ASX All Ordinaries for AFS and UK FTSE All Share for UKFS. No adjustment is made for investments outside index weightings, non-listed equities are excluded and it makes no allowance for events subsequent to 30 June 2003.

Profit sensitivities

FY 03 profit sensitivities (A$m)	Operating margins	Investment income	Total
Economic variables			
5% increase in Australian equities	10	30	**40**
5% increase in UK equities	15	5	**20**
1% (100bps) decrease in 10 year UK gilt yields	(30)	135	**105**
1% (100bps) decrease in 10 year Australian bond yields	(5)	20	**15**
10% increase in GBP vs AUD	0	25	**25**
Business variables			
5% increase in sales volumes - AFS	5		
10% increase - average external AUM	20		
5% reduction in controllable costs	80		

The table illustrates the sensitivity of AMP's 2003 profit after income tax before other items to various economic and business variables.

These sensitivities are at best only indicative, because:

- **they are not always linear or symmetrical**, because of the asymmetric nature of risks facing insurance companies, including the scope for policyholders to exercise options against the company or to benefit from guarantees. This asymmetry has been accentuated by recent market falls, although it is mitigated to some degree by asset/liability management actions taken
- they assume that the particular variable moves independently of all others
- they are based on the 1H 03 position, ie not "forward looking", and make no allowances for events subsequent to 30 June 2003
- in general, they assume that movement occurs evenly over the year.

Other assumptions include:

- parent company shareholders' equity is fully invested and there are no adjustments for investments which are outside index weightings
- only movements in local equities are included
- currency movements in investments in self-sustaining operations do not impact profit
- controllable cost reductions are assumed to arise in the business support operations
- all figures are after tax
- sales sensitivity assumes the same product mix as that underlying sales during 1H 03, and mainly reflects profit arising in the service companies
- currency sensitivities do not allow for hedging structures on FY 03 operating margins. At 30 June 2003 there were no AUD/GBP currency hedges in place. Impact on interest expense on corporate debt is not included in the table, but interest expense would increase by A$10m.

Under MoS accounting, non-investment experience has an immediate impact on life margins for the current period. Investment experience has a different impact on life margins:

- for participating business, profit margins are dependent on the level of future bonuses supported by both the value of available assets and the assumed future investment earnings (largely driven by prevailing bond yields). As the effect of movements in investment markets is absorbed by bonuses over a number of years, only a fraction of the impact is recognised in the current reporting period and is shared between policyholders and shareholders
- for risk and annuity business, movements in asset values have little impact on profit unless assets and liabilities are mismatched, in which case the impact of mismatching is fully recognised in the current reporting period
- for linked business, fee income is mainly based on the levels of assets under management, which in turn is directly impacted by investment markets
- as UK margins are now quite small, there is an increased prospect of changes being immediately recognised.

Australian Financial Services

Market conditions impact underlying operating profit, offset by vigilant cost management

- Underlying operating profit declined by A$34m (11%) from A$302m in 1H 02 to A$268m in 1H 03, reflecting:
  - flat investment markets and lower bond yields reducing AUM based fee income and shareholder share of policyholder supportable bonuses (-A$27m)
  - lower new business volumes reducing service company profits (-A$13m)
  - lower capital levels and a lower normalised rate of return (due to capital initiatives) reducing underlying investment income (-A$17m) and resulting in lower profits on capital guaranteed business (-A$4m)
  - higher than anticipated withdrawals resulting in additional write-down of unrecovered acquisition costs (-A$11m)
  - other items (-A$4m), offset by:
  - reduction in controllable costs due to cost reduction initiatives (+A$42m).

Cost management and capital initiatives stabilise shareholder return

- Costs have continued to be managed down, with AFS (including AMP Banking) delivering cost savings in excess of those forecast at the end of 2002. Controllable costs have reduced by A$59m (17%) from A$343m in 1H 02 to A$284m in 1H 03. The cost to income ratio (excluding AMP Banking) improved in 1H 03 despite a reduction in income from 41% in 1H 02 down to 40% in 1H 03. AMP Banking cost to income ratio improved from 120% to 98% in 1H 03.
- AFS (excluding AMP Banking) will better its FY 03 cost base target of A$560m despite increased costs in the second half for brand, discretionary projects and one-off advisor incentive payments.
- Return on invested capital (excluding AMP Banking) fell slightly to 14.8% in 1H 03, reflecting some decline in operating profit offset by successful implementation of capital reduction strategies.

AMP Banking

- AMP Banking performed well over 1H 03, delivering operating margins of A$2m (compared to -A$5m in 1H 02). This was driven largely through effective cost management and increased focus on the Australian Mortgages and Deposits (AMD) operations.
- Capital management remains a core focus area supported by the asset securitisation programs. A$2.7b of assets are funded via securitisation vehicles of which A$2.4b is off-balance sheet.
- Discussions have now commenced with APRA regarding the release of capital now possible as a result of the divestments and securitisation strategy. Capital expected to be released is around A$300m and is subject to APRA approval.

New business model successfully implemented

- During 1H 03, AFS capitalised on the 2002 business restructuring to transform further the operational structure of the business.
- Business line heads are directly accountable for operating margins, return on capital and value of their business.
- AFS has also realigned shared service functions over 1H 03 to the new business model.

Persistency steady compared to 2H 02

- Persistency over 1H 03 remained reasonably steady compared to 2H 02 (although slightly deteriorated compared to 1H 02 due to declining investor sentiment offset by a continuation of effective retention strategies). Retention remains a key focus, with planners being rewarded for retaining business and the refocussed Customer Communications Centre proactively keeping AMP accounts on the books.
- Effective customer retention has also been sustained due to planner retention, with the number of self-employed Australian and New Zealand planners increasing from 1,927 in 1H 02 to 1,976 in 1H 03 (excluding provisional planners).

Investor sentiment impacts new business and cashflow

- 1H 03 new business of A$3,694m fell 20% (compared to A$4,633m in 1H 02). Lacklustre investment sentiment drove the decline, with investment based products Flexible Lifetime Superannuation down 11% (in Savings and Retirement), CustomSuper down 14% (in Corporate Superannuation) and PortfolioCare down 23% (in Advice Based Distribution products).
- As anticipated, new business and top-ups for closed Mature products fell by 30% compared to 1H 02.
- Offsetting the negative growth was a strong improvement in Risk sales, up 19%, flowing from an increased focus on this product line at all levels.
- Australian Retail Mortgage sales of A$910m were 23% higher than 1H 02, with strong new business flowing from the mortgage broker distribution channel.
- AMPFP new business of A$2,375m was 17% below 1H 02 and appears consistent with industry experience as well as declining investor confidence. Similarly, 3rd Party Distributors new business decreased 24%.
- Hillross new business of A$486m was 8% below 1H 02 which was solid given industry trends.
- Customer Communications Centre new business improved 24% on 1H 02 due mainly to improved risk sales, an outcome of the dual focus strategy of retention and on selling to existing customers.

AMP Sanmar (India)

- AMP Sanmar continued to grow its distribution capabilities, increasing planners to 2,100 (up 61% since FY 02). Increased brand awareness and sales drives resulted in nearly 9,000 new policies during 1H 03.
- The results of AMP Sanmar are accounted for under market value accounting. The mark-to-market adjustment which for 1H 03 was immaterial, is reflected under the investment income market adjustment in Corporate Office.

Australian Financial Services financial summary

A$m	1H 03	1H 02	2H 02	FY 02	% 1H/1H
Components of profit and loss					
Profit margins released	**114**	136	103	239	-16.2
Profit margins - other operations	**61**	52	43	95	17.3
Profit margins - AMP Banking Australian Mortgages and Deposits	**2**	(5)	(5)	(10)	140.0
Total profit margins	**177**	183	141	324	-3.3
Experience profits	**(5)**	6	(6)	-	-183.3
Total operating margins	**172**	189	135	324	-9.0
Underlying investment income	**96**	113	108	221	-15.0
Underlying operating profit after income tax	**268**	302	243	545	-11.3
Business restructuring costs - excluding AMP Banking	**-**	-	(69)	(69)	n/a
Assets sales net of provisions - AMP Banking only	**-**	-	2	2	n/a
Valuation adjustments[1]	**250**	-	-	-	n/a
Net profit after income tax	**518**	302	176	478	71.5
Ratios					
Cost to income - excluding AMP Banking	**40%**	41%	46%	44%	
Cost to income - AMP Banking only[2]	**98%**	120%	119%	119%	
Retention/persistency - excluding AMP Banking	**82.5%**	84.8%	82.7%	83.8%	
RoIC - excluding AMP Banking	**14.8%**	15.0%	13.3%	13.8%	
RoBUE - excluding AMP Banking	**17.1%**	17.1%	15.4%	15.8%	
RoIC - AMP Banking only[2]	**2.3%**	-7.2%	-7.1%	-7.1%	
New business by distribution channel - retail					
AMP Financial Planning (AMPFP)	**2,375**	2,876	3,055	5,931	-17.4
Hillross (*AMP aligned 3rd Party Distributors*)	**486**	528	589	1,117	-8.0
3rd Party Distributors	**350**	463	425	888	-24.4
Corporate Superannuation - direct sales force	**204**	460	320	780	-55.7
Customer Communications Centre	**84**	68	89	157	23.5
Total Australia	**3,499**	4,395	4,478	8,873	-20.4
New Zealand	**195**	238	257	495	-18.1
Total new business by distribution channel - retail	**3,694**	4,633	4,735	9,368	-20.3
New business by product type - retail					
Corporate Superannuation	**855**	1,057	956	2,013	-19.1
Savings and Retirement	**1,787**	2,297	2,376	4,673	-22.2
Risk[3]	**241**	202	321	523	19.3
Advice Based Distribution Products[4]	**299**	389	420	809	-23.1
Mature	**317**	450	405	855	-29.6
Total Australia	**3,499**	4,395	4,478	8,873	-20.4
New Zealand	**195**	238	257	495	-18.1
Total new business by product type - retail	**3,694**	4,633	4,735	9,368	-20.3
AMP Banking - New Business Mortgages	**910**	739	926	1,665	23.1
AMP Banking - New Business Deposits	**251**	542	642	1,184	-53.7

1. Refer to page 34 and 35 for more information.
2. Ratios are for all AMP Banking operations (excluding discontinued operations).
3. Risk new business equals 10 times the regular premium received (annualised premium income) for the period.
4. Represents PortfolioCare - externally manufactured products earning platform fees.

Movement in underlying operating profit 1H 02 to 1H 03


400
300
200
100
A$m
302
(27)
(13)
(21)
(11)
42
(4)
268
1H 02 underlying profit
Equities/ bond markets
New business volumes
Capital initiatives
With-drawals
Expenses
Other
1H 03 underlying profit

UK Financial Services

Profit and loss

- UKFS profit fell dramatically as a result of market impacts, reduction in equity exposure and loss of fees related to closure to new business.
- UKFS 1H 03 result was further impacted significantly by strategy changes announced on 1 May which resulted in transformation and valuation costs of £912m. Refer to pages 34 and 35 for a complete analysis.

Underlying profit - main movements

Total operating margins in 1H 03 were a loss of £7m of which Contemporary, comprising NPI Limited, Towry Law, Ample and that element of the service company result attributable to NPI Limited, contributed a loss of £16m. The split in the profit and loss table between UK Contemporary Financial Services and UK Life Services for 2002 is not meaningful.

- Profit margins released fell from £36m in 1H 02 to £17m. Lower asset values and lower expected future returns reduced future available margins.
- Margins from other operations 1H 03 of -£12m compared to £25m 1H 02 mainly relate to cost overhangs within the service company in moving from open business to run-off.
- Despite difficult trading conditions the other non-life companies such as Ample, Towry Law and unit trusts improved performance to £6m 1H 03 from £2m 1H 02.
- Experience losses in 1H 03 total £14m, up £9m on 1H 02. A significant component of these relate to losses recognised due to a revision of actuarial data. This review of data was due to the implementation of new actuarial systems and will continue in 2H 03.
- Underlying investment income increased by £9m in 1H 03 compared to 1H 02. Shareholder capital increased as a result of a cash injection of £500m during 2002. Shareholder capital remains invested in a range of assets including strategic investments (Towry Law, Virgin, HGI) and marketable securities (cash and bonds).

Return on invested capital dropped

- RoIC reduced to 3.1% (9.3% 1H 02) due to a 59% reduction in profitability. Shareholder Capital at 1H 03 of £2,059m (including a £418m double count of capital, for more information refer to page 41) reflected the write-downs in goodwill and recognition that shareholder assets within the life companies would be required to support policyholder liabilities.

New business declined

- New business in 1H 03 fell by 50% on 1H 02 reflecting market falls, with 59% of the total reduction attributable to the Direct Sales Force (DSF).
- The closure of the DSF was announced on 4 December 2002 with new business this year largely representing pipeline business from last year.
- At the end of June, NPI Limited stopped writing new business (exceptions to this being contractual increments, "equity release" products and new members to existing group pension schemes). New business is expected to remain minimal going forward.

Persistency fell

- UKFS product persistency was down at 85% for 1H 03 (88% for 1H 02) reflecting the difficult market and company conditions.
- The decision to prioritise solvency and therefore reduce equity risk within the UK life funds to protect policyholders was communicated individually to all with-profit customers (one group remaining). This resulted in increased customer activity and surrender rates - UKFS expect the increased surrenders to continue in the short to medium term, and cash outflow to increase in 2H 03.
- The impact of the fall in persistency is dependent on the type, duration and capital requirements of the business concerned. There can be different impacts on EV, profit and statutory and realistic solvency.
- Retention activity has commenced focussing on the areas of business with greatest financial impact.

Restructuring of UKFS

- In line with the transformation program outlined in December 2002, DSF was fully disbanded and back office support personnel reduced within the expected restructure cost of £87m provided in the 2002 accounts.
- Implementation planning for further reductions in overhead and support costs as well as removing the direct costs associated with the decision to close NPI Limited are advanced. Costs of £78m to deliver the closure and consequent restructure have been recognised in 1H 03.
- We are currently rationalising the Pearl, NPI and Henderson unit trust and OEIC ranges with the objective of creating a single range of retail Henderson UK collective investment funds.

UK Financial Services financial summary

£m	1H 03	1H 02	2H 02	FY 02	% 1H/1H
Components of profit and loss					
Profit margins released	**17**	36	19	55	-52.8
Profit margins - other operations	**(12)**	25	6	31	-148.0
Total profit margins	**5**	61	25	86	-91.8
Experience losses	**(14)**	(5)	(3)	(8)	-180.0
Capitalised (losses)/loss reversals	**2**	8	(10)	(2)	-75.0
Total operating margins	**(7)**	64	12	76	-110.9
of which: UK Life Services	**9**	-	-	-	n/a
UK Contemporary Financial Services	**(16)**	-	-	-	n/a
Underlying investment income	**50**	41	35	76	22.0
Underlying operating profit after income tax	**43**	105	47	152	-59.0
Business restructuring costs	**(78)**	(4)	(83)	(87)	n/a
Valuation adjustments	**(834)**	-	(189)	(189)	n/a
Net profit (loss) after income tax	**(869)**	101	(225)	(124)	n/a
Ratios					
Cost to income	**72%**	59%	71%	64%	
Retention/persistency	**85.0%**	88.3%	87.0%	88.0%	
RoIC	**3.1%**	9.3%	3.9%	6.5%	
RoBUE	**3.5%**	12.2%	5.1%	8.5%	
New business by distribution channel - retail					
Direct Sales Force	**155**	570	331	901	-72.8
Independent Financial Advisers	**474**	764	584	1,348	-38.0
Direct	**82**	75	149	224	9.3
Total new business by distribution channel - retail	**711**	1,409	1,064	2,473	-49.5
New business by product type - retail					
Superannuation/pensions	**424**	655	540	1,195	-35.3
Collective investment vehicles	**61**	392	257	649	-84.4
Life	**226**	362	267	629	-37.6
Total new business by product type - retail	**711**	1,409	1,064	2,473	-49.5

Movement in underlying operating profit 1H 02 to 1H 03


150
100
50
0
£m
105
(19)
(41)
4
(15)
9
43
1H 02 underlying profit
Market movements & bonus reductions
Serv co change
Other non life change
Increase in experience and capitalised losses
Investment return
1H 03 underlying profit

Henderson Global Investors - North

Performance measures

- Underlying operating profit of £12m, 48% down on 1H 02, was predominantly due to the adverse impact on management fees arising from the decline in equity markets. In particular, the MSCI World Index was on average 17% (in US$ terms) below 1H 02 and the FTSE 100 was on average 25% down.
- RoIC fell from 7.6% to 5.0% and RoBUE was down to 20.2% from 29.6% in 1H 02. The decline in profit was partly offset by improved working capital management. HGI - North invested capital of £449m comprises £125m of net assets and £324m of goodwill attributable to the original acquisition of Henderson plc.
- Cost to income ratio increased to 83%, a deterioration of 11% compared to 1H 02. This resulted from the impact of the equity market decline where it has not been possible to match the reduction in revenue with equivalent actions on the cost base. HGI - North continues to take measured cost management actions while maintaining some investment in development opportunities, including distribution capabilities in the US and Continental Europe, and in improving core IT infrastructure.

Underlying profit

- HGI - North's £11m (48%) decline in underlying profit versus 1H 02 comprises the following post-income tax movements:
  - £9m adverse management fee impact from falling equity markets
  - £1m adverse fee impact derived from internal fund cash outflows
  - £2m adverse impact from reduced margin due to the reduction in higher margin equity assets resulting from market decline
  - £2m decrease in other income (performance, transaction and investment income), offset by
  - £1m favourable fee impact derived from a change in business mix resulting from external business cashflows
  - £2m reduction in expenditure through retrenchment and efficiency measures.

Fee income

- Overall fee income was down £19m (17%) on 1H 02 to £94m, comprising:
  - management fees down £15m (15%) on 1H 02 to £83m. The movement was explained as:
    - £12m fall through markets (48% of total AUM invested in equity markets in 1H 03)
    - £1m reduction as a result of internal fund cash outflows
    - £3m fall through lower margins, offset by
    - £1m increase as a result of external cash inflows.
  - transaction and performance fee income down £3m (21%) on 1H 02 to £11m mainly due to performance fees arising on internal fund portfolios in the prior year.

Management expenses

- Management expenses compared to 1H 02 reduced by £2m (2%) to £80m. Cost reduction actions and efficiency measures of £4m were offset by increased expenditure on IT infrastructure (£2m) including software licence costs relating to new front office systems.
- Expenditure savings were achieved in staff costs, investment administration, travel and marketing. HGI - North has maintained its commitment to key development initiatives including US mutual funds and core IT systems development.

AUM

- AUM rose by £0.7b (1%) from 31 December 2002 to £69.4b at 30 June 2003, comprising the following movements:
  - £2.3b relating to the increase in markets in 1H 03 since FY 02. As at 30 June 2003 the FTSE 100 was up 2.3% to 4031 and the MSCI World Index was up 7.3% to 528, offset by
  - £1.3b internal fund net cash outflows
  - £0.3b external net cash outflows, with gross external fund sales of £2.3b being offset by £2.6b of redemptions.
- AUM of £69.4b at 30 June 2003 included £4.0b (A$9.8b) managed on behalf of HGI - South under a subadvisory agreement. These assets are included under both HGI - North and HGI - South but are eliminated on consolidation.

Investment processes

- HGI - North continued to strengthen the fixed interest investment capability through both selective recruitment of experienced professionals and enhancing risk management processes.
- New raisings included:
  - Collateralised Synthetic Obligation Fund £662m; specialist institutional property funds distributed in Germany £442m, the Middle East £68m and North America £50m; Fixed Interest Absolute Return Fund £20m
  - planned launch of UK Equity Enhanced Index Fund (raised £400m from launch, July 2003).

These funds will add in excess of £3m to annualised revenue once fully invested.

- HGI - North has maintained its investment into core IT systems and related processes to ensure the control environment continues to be developed and enhanced to keep pace with changes in the business. This investment supports HGI - North commitment to ensuring all material risks continue to be effectively and efficiently managed.

Investment performance

- 71% of listed assets outperformed their benchmarks during 1H 03, an improvement from 37% in FY 02.
- Won 19 investment performance awards in 1H 03, including six 1st place Standard & Poors Funds Awards in UK and Europe.

Henderson Global Investors - North financial summary

	1H 03	1H 02	2H 02	FY 02	% 1H/1H
Components of profit and loss (£m)					
Fee income	**94**	113	104	217	-16.8
Management expenses	**(80)**	(82)	(80)	(162)	-2.4
Underlying investment income	**2**	2	2	4	0.0
Income tax	**(4)**	(10)	(11)	(21)	-60.0
Underlying operating profit after income tax	**12**	23	15	38	-47.8
Business restructuring costs	**-**	-	(5)	(5)	n/a
Asset sales	**-**	-	10	10	n/a
Valuation adjustments	**(35)**	-	(88)	(88)	n/a
Net profit (loss) after income tax	**(23)**	23	(68)	(45)	-200.0
Ratios					
Cost to income	**83%**	72%	75%	73%	
Retention/persistency	**85%**	83%	85%	84%	
RoIC	**5.0%**	7.6%	5.6%	6.7%	
RoBUE	**20.2%**	29.6%	22.1%	26.2%	
Assets under management by asset class (£b)					
UK equities	**18.4**	25.9		23.7	-29.0
International equities	**11.6**	14.9		12.0	-22.1
Fixed interest	**33.4**	28.6		27.0	16.8
Property	**5.5**	5.7		5.4	-3.5
Private capital	**0.5**	0.4		0.6	25.0
Total assets under management by asset class	**69.4**	75.5		68.7	-8.1
Assets under management by line of business (£b)					
Retail & subadvisory	**11.4**	14.1		11.3	-19.1
Institutional	**20.3**	21.2		19.4	-4.2
Internal funds	**31.5**	33.8		31.8	-6.8
Property	**5.5**	5.6		5.5	-1.8
Private capital	**0.7**	0.8		0.7	-12.5
Total assets under management by line of business	**69.4**	75.5		68.7	-8.1

Movement in underlying operating profit 1H 02 to 1H 03


£m
25
20
15
10
5
0
23
(9)
(2)
(2)
1
(1)
2
12
1H 02 underlying profit
AUM/ market
Perf/trans fees & inv. inc.
Average margin
External cashflow
Internal cashflow
Expenses
1H 03 underlying profit

1H 03 change in AUM


£b
100
80
60
40
20
0
68.7
(0.3)
(1.3)
2.3
69.4
01/01/03
External funds (net cashflow)
Life funds (net cashflow)
Market movement
30/06/03

Henderson Global Investors - South

Performance measures

- Underlying operating profit declined from A$46m in 1H 02 to A$38m in 1H 03.
- Notwithstanding tight cost control, lower fee income levels resulted in the cost to income ratio increasing from 57% to 59%.
- RoIC remained stable at 27.7% , while RoBUE fell slightly to 54.5% as a result of lower profits.
- Capital invested reduced to A$263m for 1H 03 from A$292m at FY 02.

Fee income

Fee income was down A$21m compared to 1H 02 as a result of the following:

- average assets under management declined because of the expected run-off of the mature business, and a further deterioration in investment markets (ASX All Ords 5% lower and MSCI World Index - US$ was 4% lower than 1H 02)
- there was a slight deterioration in margins owing to change in the asset mix of the mature business asset classes. The change was reflective of AMP Life's desire to better match its assets and liabilities profile
- re-pricing of management fee structures for the four listed property trusts (LPT) resulted in lower base fees, offset by the potential to earn higher performance fees
- property transaction fees declined because of lower leasing and property development.

Cost management

In light of lower revenues, stringent cost management measures were implemented, which resulted in controllable costs declining by 8%, or A$7m. .

Other items

- Loss on asset sales of A$39m represents the post-tax loss incurred on the transfer of trust and property management rights in AMP Diversified Trust (ADP) to Stockland Property Trust. HGI - South's balance sheet had a net carrying value for these "acquired management rights" in ADP (from Schroders) of A$67m. As part of the acquisition of ADP by Stocklands, the "acquired management rights" have been written down to nil value and offset against payment received (after tax) of A$28m.

  The annualised post-tax impact on operating profit for the loss of ADP is estimated at around A$4m.

Other LPT assets managed by HGI - South are currently subject to takeover offers as follows:

- AMP Retail Trust (ART) - Westfield Trust has completed the takeover of ART and became the new responsible entity in August 2003. HGI - South will retain the property management services for five of the ART's shopping centres. It is estimated that the annualised post-tax impact on operating profit for the loss of ART is estimated at around A$7m.
- AMP Industrial Trust (AIP) - Macquarie Goodman Industrial Trust is currently undertaking the acquisition of all units in AIP and is expected to become the new responsible entity in early September 2003. Henderson Global Investors - South is expected to receive payment of A$17.5m in 2H 03 (against a carrying value of A$10.7m), for the transfer of trust and property management rights. The annualised post tax impact on operating profit for the loss of AIP is estimated at around A$1m.
- AMP Office Trust (AOF) - HGI - South has proposed a restructure of AOF's management through the creation of a new management company, Ronin Property Group, which subject to unitholder approval (Sept 2003), will replace AMP Henderson as Responsible Entity for the trust. If the proposed restructuring is approved by AOF unitholders, AMP will receive a payment of A$31m as a procurement fee for the retirement of HGI - South as Responsible Entity. The annualised post tax impact on operating profit for the loss of AOF is estimated at around A$4m.

After these transactions, AMP will continue to manage one of the largest direct property portfolios in Australia of around A$10b, concentrating on the unlisted, wholesale sector.

AUM

- AUM has remained stable since FY 02 reflecting the recovery in domestic investment markets in 1H 03.

Investment initiatives

- During 1H 03, HGI - South expanded its investment capabilities, launching a number of new products to the market. These included:
  - Australian Market Neutral Equity Fund, Enhanced Yield Fund and for AMP NZ Financial Services, a Protected Income Fund
  - a broadened range of Future Directions multi-manager funds first released in 4Q 02, releasing six additional products, which have raised A$540m.

Investment performance

- 68% of property assets, 58% of listed assets and 99% of fixed interest assets outperformed their respective benchmarks for the 12 months ended 30 June 2003.
- This compared to 50% of property assets, 61% of listed assets and 91% of fixed interest assets for the 12 months ended 30 June 2002.

Henderson Global Investors - South financial summary

	1H 03	1H 02	2H 02	FY 02	% 1H/1H
Components of profit and loss (A$m)					
Fee income	**128**	149	138	287	-14.1
Management expenses	**(79)**	(86)	(91)	(177)	-8.1
Underlying investment income	**6**	3	5	8	100.0
Income tax	**(17)**	(20)	3	(17)	-15.0
Underlying operating profit after income tax	**38**	46	55	101	-17.4
Business restructuring costs	**-**	-	(7)	(7)	n/a
Asset sales	**(39)**	-	-	-	n/a
Net profit (loss) after income tax	**(1)**	46	48	94	-102.2
Ratios					
Cost to income	**59%**	57%	64%	60%	
RoIC[1]	**27.7%**	27.9%	34.4%	33.5%	
RoBUE[1]	**54.5%**	58.6%	73.6%	78.6%	
Assets under management by asset class (A$b)					
Local equities	**19.2**	20.3		19.0	-5.4
International equities	**8.9**	9.8		9.0	-9.2
Fixed interest	**26.1**	27.0		26.5	-3.3
Listed assets	**54.2**	57.1		54.5	-5.0
Private capital	**2.5**	2.5		2.5	0.0
Property	**13.7**	13.5		13.5	1.5
Total assets under management by asset class	**70.4**	73.1		70.5	-3.7
Assets under management (A$b)					
Internal funds	**45.9**	48.4		46.4	-5.1
Institutional	**24.5**	24.7		24.1	-1.0
Total assets under management by line of business	**70.4**	73.1		70.5	-3.7

1. FY 02 includes A$24m from the sale of tax losses resulting in comparatively higher full year capital ratios.

Movement in underlying operating profit 1H 02 to 1H 03


A$m
70
60
50
40
30
20
10
0
46
(10)
(3)
(3)
(5)
3
7
3
38
1H 03 underlying profit
Mgt fees AUM related
Mgt fees margin related
Private capital fees
Property trans-action fees
Invest-ment income
Expenses
Tax expen-ses
1H 03 underlying profit

1H 03 change in AUM


A$b
100
80
60
40
20
0
70.5
(0.7)
(1.1)
1.7
70.4
01/01/03
External funds (net cashflow)
Life funds (net cashflow)
Market movement
30/06/03

Portfolio businesses

Outside its core operations, AMP has a portfolio of businesses in diverse areas. A number of strategic changes were made to these businesses in 1H 03 as a result of the restructure announced in November 2002.

Portfolio businesses summary

A$m	1H 03	1H 02	2H 02	FY 02	% 1H/1H
Reinsurance and direct insurance run-off portfolios	**19**	18	17	35	5.5
AMP Banking discontinued	**11**	3	-	3	266.7
Cogent	**-**	3	-	3	n/a
Total operating margins	**30**	24	17	41	25.0

Reinsurance and direct insurance run-off portfolios

A$m	1H 03	1H 02	2H 02	FY 02	% 1H/1H
Gross written premium	**(20)**	4	47	51	-600.0
Reinsurance premium	**(1)**	(12)	(16)	(28)	91.7
Change in unearned premium reserve	**17**	15	3	18	13.3
Net earned premium	**(4)**	7	34	41	-157.1
Net claims	**167**	84	(104)	(20)	98.8
Net expenses	**(18)**	(14)	(31)	(45)	-28.6
Investment income on technical reserves	**(119)**	(60)	111	51	-98.3
Adjusted underwriting profit	**26**	17	10	27	52.9
Income tax	**(7)**	1	7	8	-800.0
Total operating margins	**19**	18	17	35	5.5
Investment income on shareholder capital	**(13)**	(7)	33	26	-85.7
Operating profit after income tax	**6**	11	50	61	-45.5
Valuation adjustments	**-**	-	(108)	(108)	n/a
Net profit after income tax	**6**	11	(58)	(47)	-45.5

The results above comprise the reinsurance and direct insurance run-off portfolios of AMP managed by Cobalt RunOff Services Ltd. Negative investment income on technical reserves arose from the strengthening of the Australian dollar against foreign currency holdings. These losses were matched by reductions in claims liabilities.

The portfolios continue to run-off favourably resulting in A$19m in operating margins, consistent with prior periods. Investment income on shareholder capital was negative due to foreign currency assets backing capital in the reinsurance business deteriorating against the AUD.

AMP Banking discontinued

Over 1H 03, AMP Banking divested the following assets as part of the strategic review announced in 2H 02.

- New Zealand and UK Retail Loans (A$2.5b)
- Australia and New Zealand Property Finance Loans (A$1.2b).

The divestment program including transaction costs (associated with sales) resulted in a 1H 03 loss of A$3m. This loss was offset by:

- the operating margins of these businesses until completion of sale, and
- a positive impact of a change in accounting policy to amortise previous years' loan external acquisition commission costs.

Virgin Money

Compared to the same period last year, the results of AMP's 50:50 joint venture with the Virgin Group, Virgin Money, improved by £4.6m at the pre-tax level. Sales of credit products particularly credit cards were strong in the UK. This was the first time that Virgin Money traded profitably at the operating level during the June half. The new Australian credit card was launched successfully on 2 May 2003 and over 200,000 applications have been received since the launch.

Corporate Office

A$m	1H 03	1H 02	2H 02	FY 02	% 1H/1H
Corporate Office costs					
Corporate Office costs not recovered from business units	**(20)**	(38)	(32)	(70)	-47.4
Integration costs	**-**	(6)	(3)	(9)	100.0
Total Corporate Office costs	**(20)**	(44)	(35)	(79)	-54.5
Underlying investment income on Corporate Office capital[1]	**(13)**	(18)	(18)	(36)	-27.8
Investment income market adjustment	**12**	(214)	(174)	(388)	105.6
Interest expense on corporate debt	**(94)**	(97)	(133)	(230)	-3.1
Reset Preferred Securities distribution	**(35)**	-	(13)	(13)	n/a
Goodwill amortisation	**(29)**	(27)	(27)	(54)	7.4
Business restructure costs	**(38)**	-	(12)	(12)	n/a
Demerger and UK listing costs	**(111)**	-	-	-	n/a
Superannuation fund top-up	**(31)**	-	-	-	n/a
Asset sales	**(15)**	-	204	204	n/a
Valuation adjustments	**(95)**	-	(352)	(352)	n/a
Total Corporate Office	**(469)**	(400)	(560)	(960)	n/a

1. Underlying investment income is net of AMP (UK) plc preference shares dividend elimination.

Corporate Office costs not recovered from business units decreased in 1H 03 compared to 1H 02 and 2H 02. This was mainly due to:

- the closure of AMP International
- the release of corporate provisions no longer required.

In 2002, integration costs mainly related to costs associated with integrating AMP Finance (formerly GIO Finance) into AMP Banking and the integration of Cogent's and Henderson's software systems.

Interest expense on corporate debt decreased from A$97m in 1H 02 and A$133m in 2H 02 to A$94m in 1H 03. This is mainly due to:

- euro commercial paper maturing by January 2003 not reissued during 1H 03
- repayment of borrowings from the Pearl 90:10 fund, as part of the UK capital restructuring in 2002.

AMP Reset Preferred Securities distribution commenced in October 2002. The annual distribution rate is currently set at 8.62% pa until the first reset date on 24 October 2007.

More information on investment income can be found on page 15, while pages 34 and 35 contain more information on transformation costs, valuation adjustments and asset sales.

AG Australia Holdings Limited (formerly GIO Australia Holdings Limited) which is part of the AMP Group, reached a settlement in the court action in the Federal Court relating to the take over of GIO in 1999. The action was brought on behalf of GIO shareholders who held shares continuously between 25 August 1998 and 4 January 1999, and who did not accept AMP's offer due to their reliance on announcements made by GIO in the take over period including GIO's Part B statement. The settlement is subject to court approval, and if approved will involve a total payment of A$112m. AG Australia Holdings Limited's contribution will be A$56.8m with the other parties paying the balance. AG Australia Holdings Limited's contribution is covered by reserves held within the AMP Group and will not impact profit and loss.

Summary of significant items

Valuation of subsidiaries and additional provisions

On 1 May, AMP announced its new strategic direction which has three elements:

- separate AMP's businesses to result in two regionally-focused listed companies
- significantly reduce the equity market risk in the UK life companies
- raise new equity capital to pay down debt to facilitate the demerger restructuring.

These strategic changes led to a comprehensive review of the valuation of key subsidiaries.

The review resulted in a A$2,268m write-down. This comprised of a write-down in UK assets where the valuations were not supportive of book value and additional policyholder liabilities. The value of Australian distribution subsidiaries (including Hillross and AMPFP) was also written up by A$250m, giving a net write-down of A$2,018m.

On 23 June, AMP announced it was closing NPI Limited to new business. For further information on the strategic initiatives, refer to the ASX release dated 1 May.

	1 May announcement	1H 03	
Total valuation adjustments	**£m**	**£m**	**A$m**
Additional provisions associated with risk reduction initiatives			
NPLL		-203	-507
NPI Ltd		-35	-88
London Life		-157	-393
Pearl		-124	-310
Service company		-8	-20
Sub total UKFS net tangible assets	-500	-527	-1,318
Write-downs associated with operational strategy changes			
UK Service Company EMVONA		-228	-570
Interactive Investor EMVONA and other write-downs		-16	-40
NPI Ltd goodwill		-43	-107
Pearl goodwill		-20	-50
Sub total UKFS intangibles		-307	-767
NPI Ltd goodwill allocated to HGI - North (page 29)		-35	-88
Investment in Virgin joint venture (page 33)		-38	-95
Total write-downs associated with strategy changes	-400	-380	-950
Sub-total UK write-downs and additional provisions	-900	-907	-2,268
Increase in valuations of Australian controlled entities			
Distribution subsidiaries including Hillross & AMPFP			250
Total valuation adjustments			**-2,018**

UK Financial Services

Total write-downs and additional provisions for UKFS of A$2,085m (£834m) comprise the following:

- those covered by changes in investment strategy (ie. risk reduction initiatives) totalled A$1,318m (£527m)
- those covered by changes in operational strategy totalled A$767m (£307m).

Summary of significant items

Additional provisions associated with risk reduction

- NPLL: £203m write-down is the expected impact to shareholders as a result of changes in the investment strategy.
- NPI Ltd: a review of actuarial assumptions due to changes during the period resulted in capitalised losses of £35m. This is primarily due to lapse rate increases as a result of the demerger.
- London Life: lower earnings assumptions arising from the switch out of equities crystallised a liability of £124m. In addition, a review of actuarial assumptions resulted in a loss of £33m. The most significant change relates to a strengthening of annuitant mortality to reflect emerging trends in experience.
- Pearl: changes in actuarial assumptions due to changes in investment strategy and other changes has resulted in an increase in policyholder liabilities. This includes changes in asset mix and an increase in lapse rate, expense and annuitant mortality assumptions.
- Service company: £8m other write-downs

Total of the above is £527m compared to £500m announced on 1 May.

Write-downs associated with operational strategy changes

Reductions reflect write-downs to the values of controlled entities. The market value takes into account management's future strategic plans for each of the operations. For those operations expected to be sold, the market value represents net realisable value assuming a sale at the current date or a specified future date. All valuations were supported by an independent external review.

£307m is included under UKFS, £35m under HGI - North and £38m under Corporate Office, compared to £400m announced on 1 May.

Australian Financial Services

The dealer groups (including AMP Financial Planning and Hillross Financial Planning Limited) have been revalued by Directors' valuation by A$250m in aggregate at 30 June 2003 in the books of AMP Life Ltd in accordance with AASB 1038.

Transformation and other one-off costs

Transformation and other one-off costs include:

After tax (A$m)	UKFS	Corporate	Total
Demerger and UK listing	-	111	111
Business restructuring	195	38	233
Superannuation fund top-up	-	31	31
Total	195	180	375

UK Financial Services

Business restructuring costs of A$195m (£78m) include staff redundancies, provision for void space and onerous contracts, (including lease breakage costs) and implementation costs, eg project office costs.

These costs include all of the costs related to closing UKFS life companies to new customers, which cost was provided for as part of the 1 May announcement.

Corporate Office

Costs relating to the demerger include communication with policyholders and shareholders on details of the demerger, professional and advisors fees and the cost of producing and distributing the Explanatory Memorandum.

It is anticipated that a further A$50m will be expensed in relation to the demerger in 2H 03.

UK listing costs relate mainly to professional and advisory fees. A further amount of around A$16m will be expensed in 2H 03 if the UK listing of New Henderson proceeds.

Business restructuring costs in Corporate Office for 1H 03 relate to void space in the UK. It is anticipated that a further A$47m will be expensed in 2H 03 relating to the implementation of the strategic initiatives in Corporate Office.

In 1H 03, additional employer contributions of A$31m were provided for the AMP Officers' Provident Fund, in accordance with its funding requirements.

Asset sales

HGI - South listed property trust

Net loss of A$39m incurred on the transfer of trust and property management rights in AMP Diversified Trust to Stockland Property Trust. Refer to further commentary under Henderson Global Investors - South (page 30) and the ASX announcement (page 37).

Completion adjustments

During 2H 02, AMP concluded the sale of Cogent to BNP Paribas and HGI UK Private Asset Management to Newton Investment Management Ltd. Under both of those agreements, provision was made for a final payment by the purchasers, which is dependent on a variety of factors. More information was provided in the FY 02 Investor Report page 33.

Amounts are after income tax	A$m
HGI - South listed property trust	(39)
Completion adjustments	(15)
Total net loss on sale of businesses	(54)

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AMP Limited - major ASX announcement index to 30 June

Announcement date		Subject	Announcement no.
January	**21**	AMP 2002 profit expectations - net operating profit of around A$500m and total net loss of around A$900m (after write-downs, asset sales and transformation costs)	03/03
February	**12**	AMP response to rating announcement	05/03
	12	AMP confirms open market briefings to discuss its full year results	06/03
	12	Information only - AMP warns shareholders to beware of offers to buy shares below their market price	
	24	Press speculation about AMP Chairman	07/03
	25	Mr Wallis retires as Chairman of AMP Limited	08/03
	25	AMP announces changes to the Board	09/03
	25	Confirmation of briefings	10/03
	26	AMP bottom line loss of A$896 million	12/03
March	**04**	Mr Wallis declines retirement allowance	14/03
	07	AMP comment on ratings	17/03
	11	Board candidates for 2003 AGM	18/03
	13	AMP makes Paul Batchelor payment	20/03
	19	AMP security holders warned not to accept unsolicited offers from National Exchange Pty Ltd	22/03
	25	AMP announces two new non executive directors (Pat Handley and Meredith Hellicar)	23/03
	28	AMP Banking transfers UK portfolio to Newcastle Building Society	27/03
April	**04**	2002 Shareholder report and notice of AGM	30/03
	14	AMP Banking announces latest steps in restructuring	33/03
May	**01**	Part 1 - AMP announces demerger and capital raising Part 1 - Presentation - Demerger proposal	36/03
	01	Confirmation of briefings	37/03
	01	Background information - AMP announces demerger and capital raising	38/03
	01	Press releases concerning the credit ratings of AMP group	39/03
	02	Successful completion of institutional component of capital raising	41/03
	08	AMP to withdraw resolutions from Annual General Meeting	45/03
	14	AMP response to ratings announcement	49/03
	15	AMP 2003 Annual General Meeting	50/03
	16	Results of the AMP AGM held on 15 May 2003	52/03
	21	Information only - AMP share purchase plan set to open	54/03
	22	Information only - AMP Banking sells rural lending portfolio to Rabobank	55/03
	23	Roger Yates assumes responsibility for the UK Business	56/03
	30	AMP Henderson Property Trusts	60/03
June	**11**	AMP discussions with ASIC regarding the progress of its proposed demerger and share purchase plan	64/03
	12	Information only - Update on demerger proposal	67/03
	16	Information only - Share purchase plan timetable	69/03
	18	Share purchase plan update	71/03
	23	NPI Ltd to be closed to new business and will be managed as part of AMP's UK Life Services business	72/03

This summary excludes administrative type announcements, eg changes in directors' interests, substantial holdings, etc.

All announcements are available at ampgroup.com

Accounting treatment and definitions

Capital treatment: regulatory, ratings and risk

Continuum of capital	Regulatory (as described by APRA regulations)	Ratings (Standard & Poors)	Risk
Equity	Counted as capital	Counted as capital[1]	Counted as capital
Hybrid	Up to 25% equity	Up to 15% of modified TAC plus allowable hybrid[2]	Counted as capital[3]
Upper Tier 2	Up to 100% Tier 1	Considered under hybrid	n/a
Lower Tier 2	(Lower Tier 2 cannot exceed 50% Tier 1)	Considered under hybrid	n/a
Senior debt	Not counted as capital	Not counted as capital	Not counted as capital

1. Includes minority interest.
2. TAC = total adjusted capital as defined by Standard & Poors rating agency.
3. To the extent it has deferrable coupons.

Risk types in AMP and business units

Risk type	Business unit risk	Description
Market risk	Credit risk	Losses due to borrower defaults or downgrades.
Market risk	Asset & liability mismatch market risk	Mismatch in timing of asset and liability cashflows due to market movements.
Market risk / Competitive risk	Asset management business risk	Economic losses due to fall in AUM, market movements or reduced persistency.
Competitive risk	Life competitive risk	Reduction in fair value due to lapses, expenses and margins.
Operational risk	Operational risk	Losses due to people, process events, eg litigation, fraud, process and control failure etc.
Insurance risk	Life liability risk	Losses resulting from misestimation of actuarial life and morbidity expectations.
Insurance risk	General insurance risk	Actual claims are greater than reserves held.

Admissible/inadmissable assets - Regulators take a prudent approach to asset values in determining capital adequacy. As a result, part or all of the value of certain assets in regulated entities are deemed by the regulator to be inadmissable, and have little or no effect for regulatory capital purposes.

Controllable costs - Include management and project costs and exclude variable distribution expenses, investment management fees and interest on corporate debt. AMP Banking controllable costs exclude provision for bad and doubtful debts as well as variable acquisition costs.

Cost to income ratio - Calculated as controllable expenses divided by gross margin. Gross margin = NPBT + controllable expenses. For AFS and UKFS, profit before tax equals NPAT grossed up for an assumed 30% tax rate.

Debt:

- Corporate debt - Total group borrowings (including subordinated debt) less policyholder obligations and operational debt (mainly relating to AMP Banking).
- Operational debt - Debt raised to fund the operations of subsidiaries, either raised directly by the subsidiary or at a corporate level and passed directly to subsidiaries as debt.

Free Asset Ratio (FAR) - A common measure of financial strength for the long term funds of UK life companies in accordance with the UK statutory requirements (not MoS). There are a number of ways of calculating FAR. On the more conservative of the liability methods, it is calculated as the value of admissible assets and any implicit items less the value of liabilities and the required minimum margin, all divided by liabilities.

Gearing ratios:

- Debt/(debt + equity) = (total corporate debt minus hybrid Tier 2) divided by (total corporate debt plus hybrid equity, plus total equity attributable to ordinary shareholders).
- Debt/equity = Total corporate debt divided by total equity attributable to ordinary shareholders.

Group RoE - AMP Group return on equity is calculated as annualised profit after income tax and before other items, divided by the average shareholder equity over the period. For 1H 03, closing equity excludes the impact of the valuation adjustments (ie closing equity used for RoE calculation is A$2,018m higher than published on page 12).

Group RoE (underlying) - AMP Group return on equity (underlying) is calculated as annualised group underlying contribution divided by the average shareholder equity over the period. For 1H 03 closing equity excludes the impact of the valuation adjustments (ie closing equity used for RoE underlying calculation is A$2,018m higher than published on page 12).

Accounting treatment and definitions

Group RoIC - AMP Group return on invested capital is calculated as annualised profit after income tax and before other items, RPS distribution and interest expense on corporate debt divided by the average shareholder capital resources over the period. For 1H 03 closing capital excludes the impact of the valuation adjustments (ie closing capital used for RoIC calculation is A$2,018m higher than published on page 12).

Group RoIC (underlying) - AMP Group return on invested capital (underlying) is calculated as annualised Group underlying contribution before RPS distribution and interest expense on corporate debt, divided by the Group's average total shareholder capital resources over the period. For 1H 03, closing capital excludes the impact of the valuation adjustments (ie closing capital used for RoIC underlying calculation is A$2,018m higher than published on page 12).

Intangibles - Represent excess of market value over net assets of controlled activities (EMVONA) in AMP's books in respect of Henderson, AMP Life financial planning controlled entities, Towry Law and Interactive Investor and amortised goodwill from the acquisition of GIO and Schroders Property Funds Management. The movement between periods reflects exchange rate fluctuations and updated valuations of AMP's subsidiaries.

Interest cover - Calculated as profit before income tax, other items, interest expense on corporate debt, RPS distribution and depreciation for 1H 03 plus 1H 02 divided by interest expense on corporate debt before tax for the same periods.

Minimum regulatory requirements - Minimum regulatory requirements are defined as shareholder net assets being used to meet the minimum capital requirements of all regulatory bodies which impact the business unit (eg APRA, ASIC, FSA IMRO). This is after taking account of any other resources eg policyholder retained profits, unattributed equity and implicit items.

The minimum regulatory requirements are translated from the local regulatory reporting framework as shareholder net assets are on AGAAP basis. The table on page 13 shows how shareholder net assets are used in meeting minimum regulatory requirements.

NBI - New business index is calculated as 10 x regular life insurance premiums plus single premiums and unit contributions.

In respect of UKFS, new business includes products of AMP Pearl, AMP London Life and AMP NPI New (AMP NPI from 1 January 2000 and announced to be closed on 23 June 2003).

Operating margins - represent shareholder attributable profits or losses that relate to the underlying performance of the business unit. The principles of MoS are used in reporting the results of AFS and UKFS. It excludes investment earnings on shareholder capital and one-off items such as transformation costs, significant movements in capitalised losses and asset sales.

Persistency ratio - Calculated as opening AUM less outflows during the period divided by opening AUM.

RoBUE - Return on BU equity is calculated as annualised BU underlying operating profit after income tax (including underlying investment income) over the BU's average tangible capital resources over the period. No allowance is made for the benefit of gearing, which occurs at group level. For 1H 03, closing capital excludes the impact of the valuation adjustments.

RoIC - Return on invested capital is calculated as annualised BU underlying operating profit after income tax (including underlying investment income) over the BUs average invested capital over the period (ie net assets plus intangibles). For 1H 03, closing capital excludes the impact of the valuation adjustments.

Shareholder capital resources - Total capital invested in AMP's BUs and Corporate Office including both tangible and intangible capital.

Tangible capital resources - As normally understood in an accounting sense but excluding intangibles, ie total shareholders assets invested in AMP's BUs less intangibles. At a BU level these are shown gross of any holding in another BU. Inter BU holdings are fully described under "Eliminations" on page 41.

Unattributed life funds - For those UK life insurance funds which include with-profit business, only 10% of the assets in excess of the policy and other liabilities calculated under MoS can, in the context of the UK regulatory environment, be definitively attributable to shareholders. The remaining 90% of the excess assets is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to as "unattributed life funds".

Underlying contribution - Calculated as Total Operating Margins (which includes BU operating margins, discontinued business operating margins and Corporate Office costs not allocated to the BUs) less interest on corporate debt and RPS distribution plus underlying investment income.

Underlying interest cover - Calculated as profit before income tax, investment income market adjustment, other items, interest expense on corporate debt, hybrid distribution and depreciation, divided by interest expense on corporate debt before tax.

Underlying investment income - The investment income on shareholder capital attributed to the BUs (including Corporate Office) has been normalised in order to bring greater clarity to the results and to eliminate the distorting impact of short-term market volatility on the group's underlying performance. The excess (or shortfall) between the underlying return and the actual investment income is disclosed separately. Underlying returns are set at risk premiums/discounts over the long term average government bond rates for Australia and the UK. These premiums/discounts are consistent with MoS best estimate assumptions. The long term average bond rates are set for a three year period but are reviewed annually. The investment income of Discontinued Business are included in the BU normalised investment income, but is not normalised (doing so would not have a material impact) as the business is in run-off.

MoS accounting

What is MoS accounting?

Margin on Services (MoS) is the financial reporting methodology used to report on the life insurance business of Australian companies. The use of MoS is prescribed by Actuarial Standard 1.03, a standard issued under the Australian Life Insurance Act 1995, and adopted under Australian Accounting Standard AASB 1038. It applies to all Australian life companies and to Australian companies with life insurance subsidiaries.

MoS ensures that profit emerges on a realistic basis. It also provides for the expected future profit emergence to be identified. The governing standards allow sufficient flexibility to achieve true and fair reporting of the financial performance of the company with a reasonable degree of comparability.

Definition

Under MoS, the profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received, hence the name "Margin on Services".

Detailed description of MoS

The expected profits under MoS are related to a profit carrier which best reflects the provision of services under the policy type concerned and emerge as a proportion of that chosen profit carrier.

MoS policy liabilities are calculated using best estimate assumptions about future conditions. In general, "best estimate" means that the assumptions are made having regard to available statistics or experience data relevant to the business, and are neither deliberately overstated nor deliberately understated. In the case of the maintenance expenses, the assumption must be sufficient to cover the budgeted expenses in the following year.

If actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

Net investment earnings on retained profits and capital within a life fund are recognised immediately as profit in the reporting period.

All assets are valued at market value. Consistent with this, the best estimate liability assumptions include a future investment earning rate that reflects the yield implicit in the value of the assets backing those liabilities.

The policy liabilities recorded in the accounts have two components:

- the best estimate liabilities (to cover future benefits and expenses, and allowing for future premiums)
- the value of future profit margins (based on the appropriate profit carrier).

No profit is normally recognised at new business inception. Instead, profit margins on new business enhance the existing value of future profit margins, to be released over the future life of the business.

The best estimate assumptions are reviewed and revised as necessary at each reporting date. Changes in best estimate assumptions generally do not result in changes in the policy liabilities and so do not immediately affect reported profit. Rather, the effect of changes in assumptions is absorbed in the value of future profit margins, to emerge in the future.

The exception is market related changes in the investment earning assumption for non-participating business. In this case, the policy liabilities are altered and, to the extent that such change is not matched by a similar movement in the value of assets, a profit or loss emerges.

If future losses are expected (ie if profit margins fall negative), they must be recognised immediately. If a favourable change in assumptions subsequently occurs, or if profitable new business is written, previously recognised losses may be reversed before new profit margins are established.

For participating (with-profit) business, the profit carrier is the cost of bonus payments that are supported by the Value of Supporting Assets (VSA). The VSA is an accumulation of the policy liabilities from the end of the previous period, augmented by the cost of bonuses actually declared, and including actual investment experience. The policy liabilities at the end of a reporting period are the VSA reduced by the cost of supportable bonuses and the associated shareholder profit margins due in the reporting period. In this way, the cost of supportable bonuses and profit margins emerge in the reporting period.

As an alternative to a best estimate projection, an accumulation method may be used to calculate MoS Policy Liabilities if it produces results which are not materially different. For investment products, the Policy Liability is the accumulation of amounts invested by policyholders, less fees specified in the policy, plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. A similar approach is used for some risk business except that the basic accumulation is the amount of unearned premium plus outstanding and unreported claims at the valuation date.

Where an accumulation method is used, the Value of Future Profit Margins is not calculated explicitly but is implicit in the total Policy Liability.

Definitions of business units, eliminations and exchange rates

Financial services include:

- **AFS Australia, New Zealand**

  Life funds of AMP Life Limited, AFS business support operations, Hillross, Australian Securities Administration Ltd (previously AMPPIL), AMP Banking (which includes Australia and the integrated operations of AMP Finance Limited, AMP GBS Limited, AMP/Ergo Mortgage and Savings Limited and Ergo Personal Financial Services Limited) and other AFS subsidiaries and AMP Sanmar (India) joint venture.

- **UKFS United Kingdom**

  AMP Pearl, AMP NPI Limited (AMP NPI New or AMP NPIL), National Provident Life Ltd (AMP does not share in with-profit funds' profit) and AMP London Life, UKFS business support operations (supporting AMP Pearl, AMP London Life, AMP NPIL and National Provident Life Ltd (AMP NPLL)), Towry Law, Ample Interactive Investor and AMP Pearl unit trusts.

Treatment of AMP NPI

AMP NPI is split between AMP NPI Limited (NPIL) new business since 1 January 2000 and National Provident Life Limited (NPLL) - pre-existing business prior to 1 January 2000. In respect of NPLL, the business is managed by AMP, however, shareholders have no entitlement to profits emerging within its life fund. It was announced on 23 June 2003 to close NPI Limited to new business and manage it as part of the UK Life Services business.

Henderson Global Investors - North

AMP's asset management operation in the UK, and as such captures a manufacturing margin on the UK and Asia Pacific wealth creation and protection businesses (in addition to the external manufacturing margin). HGI - North includes the packaging and distribution of investment products in the UK and Rest of World (RoW).

Henderson Global Investors - South

AMP's asset management operation in Australia & NZ, and as such captures a manufacturing margin on the Australasian wealth creation and protection businesses (in addition to the external manufacturing margin). In Australia, all packaging and distribution operations are included in AFS.

Portfolio businesses consist of:

- AMP's share of Virgin Money
- AMP Banking operations discontinued during 1H 03
- Discontinuing business which includes:

  Cobalt Insurance RunOff Services Ltd, reinsurance operations of Gordian RunOff Ltd (formerly GIO Insurance Ltd) and corporate general insurance.

Former AMP International assets have been integrated into other areas of the business (eg AMP Banking) or identified for value realisation (eg AMP Japan, Virgin Money).

Corporate Office includes:

- Corporate Office operations of the Group
- corporate debt excluding operational debt
- Reset Preferred Securities, a hybrid instrument issued in 2H 02.

Eliminations

A$m	Value also included in	Net assets	Total capital	
Henderson Global Investors	UKFS	(797)	(797)	admissible assets of Pearl Life funds
Virgin Money	UKFS	(232)	(232)	admissible assets of Pearl Life funds
Henderson Global Investors	AFS	(253)	(253)	admissible assets of AMP Life statutory funds
Loan to Corporate Office	Discontinuing business	(125)	(125)	admissible assets of Discontinuing business
Inter BU holdings		(1,407)	(1,407)	refer to page 13
Corporate debt		(3,347)	(3,347)	Capital allocated is before debt
Hybrid equity		(1,140)	(1,140)	Capital allocated is before hybrid equity

Exchange rates			AUD/GBP	AUD/NZD
2003	1H 03	- closing	0.4064	1.1455
		- average	0.3814	1.1038
2002	FY 02	- closing	0.3498	1.0766
		- average	0.3607	1.1744
	2H 02	- closing	0.3498	1.0766
		- average	0.3548	1.1424
	1H 02	- closing	0.3683	1.1558
		- average	0.3676	1.2037

Embedded value assumptions

Assumptions used for the embedded value (EV) and value of new business (VNB) are consistent with the best estimate assumptions used in calculating Margin on Services (MoS) policy liabilities (except for equity risk premiums in UKFS) . These assumptions reflect the expenses charged to the life funds including fees to business support operations.

Economic assumptions

Long term government bond yields used for the EV calculations are:

Annualised yields used	30 June 2003	31 December 2002
AFS (10 year bonds)	5.1%	5.2%
UKFS (15 year gilts)	4.4%	4.5%

Assumed investment returns gross of tax (% pa) are set at risk premiums over long-term government bond rates for Australia and the UK. At 30 June 2003, the risk premiums are (31 December 2002 in parentheses, where different)

	AFS	UKFS
Local equities[1,2]	3.7% (3.5%)	2.5%
International equities[1]	2.7% (2.9%)	2.5%
Property	2.0% (2.4%)	2.0%
Corporate bonds	0.5%	0.5%
Other fixed interest	0.0%	0.0%
Cash (where significant)	-1.0%	-1.0%

1. For UKFS, a long term average equity risk premium is used, consistent with UK market practice for embedded values. This is currently more conservative than the "best estimate" approach used in MoS, where risk premiums may be adjusted for the extent to which the relevant market is perceived to be under or over valued relative to bond markets.
2. For AFS an additional allowance of about 1% is made for franking credits on equity income.

For the purpose of setting investment assumptions, the broad asset mixes assumed for those funds containing participating business at 30 June 2003 are (31 December 2002 in parentheses)

%	AMP Life (Australia)	Pearl 90:10	London Life 90:10
Equities	30 (33)	23 (33)	1 (37)
Property	13 (18)	10 (14)	10 (10)
Fixed interest	43 (34)	62 (38)	86 (50)
Cash	14 (15)	5 (15)	3 (3)

Annual inflation rates assumed at 30 June 2003 are (31 December 2002 in parentheses where different)

	AFS	UKFS		
%		Pearl	London Life	NPI
Basic rate	2.1	2.5 (1.8)	2.5 (1.8)	2.5 (1.8)
Total inflation rate	2.1	5.0 (1.8)	3.5 (2.8)	3.5 (1.8)

The basic rate is used for indexation of premiums and benefits where appropriate. The total rate is used for expense inflation and includes an additional rate having regard to the terms of the relevant service agreement.

Significant changes

Significant changes since 31 December 2002 to other assumptions for the life funds include:

Future maintenance expenses:

- AFS: the allocation of expenses between products and expense categories has been based on an updated expense analysis.

Voluntary discontinuance:

- AFS: rates for allocated annuities and investment linked retail superannuation products have increased by 2% pa
- UKFS: At Pearl, long term rates have increased by between 2% pa and 15% pa, with further short term increases of up to 20% pa, depending on the recent and likely future experience of the particular product. Similar increases were assumed in respect of NPI.

Annuitant mortality

- UKFS: Pearl annuitant mortality rates reduced by about 2.5%. London Life female annuitant mortality rates reduced by about 22%.

Other assumptions

- (VNB only) acquisition expenses. Unit costs are based on actual acquisition expenses. Unit costs vary by product line and class of business based on an apportionment which is supported by expense analyses.
- (AFS only) franking credits are valued at 70% of face value.
- The value placed on business support operations:
  - for AFS, is equivalent to the incremental embedded value and value of new business that would result if those calculations included the value of expected profits arising from the business support operations, ignoring potential unit cost improvements arising after 2003
  - for UKFS, is determined by a discounted cash flow method based on the anticipated revenue and expenses of the run-off.

Further details

For the life funds, a fuller description of the assumptions and their 31 December 2002 values can be found in the notes to the 2002 AMP Ltd Financial Report.

As all business is projected for the EV, the description of the assumptions in the notes applies even where that business is not valued by projection methods under MoS.

As shareholder profits and transfers for participating business are related to policyholder profits and bonuses, EV methodology requires projections of future bonuses based on the experience assumptions. Note 22(e)(iii) in the 2002 AMP Ltd Financial Report, on future participating benefits, describes the method by which bonuses are projected for EV purposes in AFS. Other methods are used for each of the UKFS businesses consistent with UK regulatory requirements and market practice, as well as reflecting the particular circumstances of those businesses.

Note: For AFS, all assumptions shown are for Australia only. The EV of New Zealand business is less than 10% of the total AFS EV.

1H 03 Financial results

Analysis of operating results (A$m)	1H 03	+ Underlying investment income	= BU underlying result	+ Transformation and other costs	+ Asset sales	+ Valuation adjustments	= BU result
Australian Financial Services	172	96	268			250	518
UK Financial Services	(18)	131	113	(195)		(2,085)	(2,167)
Henderson Global Investors - North	28	3	31			(88)	(57)
Henderson Global Investors - South	34	4	38		(39)		(1)
Total BU operating margins	**216**						
Discontinued businesses	30	(13)					
Corporate Office costs	(20)	(13)		(180)	(15)	(95)	
Total operating margins	**226**						
Underlying investment income	208	208					
Interest expense on corporate debt	(94)						
Distribution on reset preferred securities	(35)						
Underlying contribution	**305**						
Investment income market adjustment	12						
Profit after income tax before other items	**317**						
Business restructuring costs	(233)			(233)			
Demerger costs	(111)			(111)			
Pension fund contribution	(31)			(31)			
Asset sales	(54)				(54)		
Valuation adjustments	(2,018)					(2,018)	
Goodwill amortisation	(29)						
Net loss after income tax attributable to shareholders of AMP Group	**(2,159)**						

Total shareholder capital resources (A$m)	1H 03	FY 02
Equity		
Share capital	**6,423**	5,001
Capital reserve	**510**	510
Foreign currency translation reserve	**(410)**	361
Retained profits	**502**	2,661
Total equity attributable to ordinary shareholders	**7,025**	8,533
Hybrid equity (Reset Preferred Securities)	**1,140**	1,141
Total equity attributable to ordinary shareholders plus hybrid equity	**8,165**	9,674
External corporate debt	**3,347**	3,788
Total shareholder capital resources	**11,512**	13,462

Independent review statement

Independent review report of selected information contained in the AMP Limited Investor Report for the half year ended 30 June 2003

To management of AMP Limited

Scope

The Investor Report and managements' responsibility
The management of AMP Limited is responsible for the Investor Report including pages 42 and 43.

Review approach
We have conducted an independent review of the financial information set out on pages 42 and 43 of the Investor Report of AMP Limited for the half-year ended 30 June 2003. We have performed the review of the financial information set out on pages 42 and 43 of the Investor Report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial information on pages 42 and 43 of the Investor Report is not materially consistent with the definitions of operating margins, underlying investment income and shareholder capital resources set out on pages 38 and 39 or that the embedded value assumptions as stated on page 42 are not reasonable for their intended purpose. We disclaim any assumption of responsibility for any reliance on this review report or on pages 42 and 43 of the Investor Report to which it relates to any person other than management of AMP Limited.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to review of the reconciliation of financial information to the Financial Report of AMP Limited, review of the determination of the operating margins, underlying investment income and shareholder capital resources in accordance with the definitions set out on pages 38 and 39, review of AMP Limited's documentation to support the embedded value assumptions, inquiries of AMP Limited's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the financial information set out on pages 42 and 43 of the Investor Report of AMP Limited for the half-year ended 30 June 2003 is not materially consistent with the definitions of operating margins, underlying investment income and shareholder capital resources as set out on pages 38 and 39 and that the embedded value assumptions as stated on page 42 are not reasonable for their intended purpose.

Ernst & Young

Ernst & Young
Sydney
20 August 2003

Website

For additional information on the 2003 Half Year Results, visit the www.ampgroup.com website:

- Background information on AMP, Business Units, Management & Policies
- Explanation of difference between Margin on Services, Achieved Profits and US GAAP reporting
- Statutory Reporting at the AMP Limited level (incorporating shareholder, policyholder and unattributed interests)
- Archived webcast of the investor and analysts' presentations
- Archived ASX announcements and historical information since listing in 1998
- Definitions, details of assumptions and calculations of key ratios

Corporate Office
33 Alfred Street
Sydney NSW 2000
Australia

Corporate Office
86-90 Customhouse Quay
Wellington
New Zealand

Corporate Office
3 Finsbury Avenue
London EC2M 2PA
United Kingdom

www.ampgroup.com/shareholdercentre

AMP

JN24024

Interim Results 2003

Andrew Mohl

Chief Executive Officer

AMP

Agenda

- Group review
- Business unit review
- Demerger update
- Conclusion

Global equity indices

December 1999 – June 2003



Index: Dec 31, 1999 = 100
120
110
100
90
80
70
60
50
40
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
ASX 200
S&P 500
FTSE 100

FTSE Life Assurance Index and AMP share price

December 1999 – June 2003


145
125
105
85
65
45
25
Index: Dec 31, 1999 = 100
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
FTSE Life
AMP

AMP change program since late 2002

- New board and management team in place
- Strategic review of Business Units and Group
- Closure of AMP International
- Banking unit sales and restructuring
- Corporate Office cost initiatives
- AFS cost initiatives, new business model and brand/planner management
- HGI cost initiatives
- Closure of all UK Life companies to new business; reducing risk in portfolios, securing regulatory capital position; and asset revaluations
- Demerger announcement, equity capital raising and implementation
- Regional management structure for UK and Australia/NZ
- Resolution of GIO class action

Group overview

- Net loss of A$2,159m after UK writedowns of £907m (A$2,268m) in line with 1 May estimates
- Underlying business performance stabilising with signs of a pick up as cycle turns
- Risk-based capital requirement substantially lowered
- Managing business through complex challenges, externally and internally
- Demerger implementation progressing to plan

Business Unit 1H03 overview

- UKFS transitioning to a closed book, with careful management of costs, customers and balance sheet risk
- Henderson impacted by lagged effect of 3 year bear market but well positioned to benefit from market upturn post 2003
- Australian Financial Services remains resilient, underlining strength of brand, distribution and scale

Financial performance

These results have been subject to a full actuarial and audit review

	1H03 A$m	2H02 A$m	1H02 A$m
Australian Financial Services	172	135	189
UK Life Services	26	}	} 174
UK Contemporary Financial Services	(44)	}	}
Henderson Global Investors – North	28	38	58
Henderson Global Investors – South	34	52	44
Total BU operating margins	**216**	**262**	**465**
Discontinued businesses	30	18	23
Corporate office costs	(20)	(35)	(44)
Total operating margins	**226**	**245**	**444**
Underlying investment income#	208	229	208
Interest expense on corporate debt	(94)	(133)	(97)
Distribution on reset preferred securities	(35)	(13)	0
Underlying contribution	**305**	**328**	**555**
Investment income market adjustment*	12	(174)	(214)
Profit after tax before other items	**317**	**154**	**341**
Business restructuring costs	(233)	(333)	(11)
Demerger costs and UK listing	(111)		
Superannuation fund top-up	(31)	-	
Asset sales	(54)	234	0
Valuation adjustments	(2,018)	(1,227)	0
Goodwill amortisation	(29)	(27)	(27)
Net profit (loss) after income tax	**(2,159)**	**(1,199)**	**303**

Normalised * Adjustment to normalised for actual experience

Significant items - valuation adjustments

June 03	Audited valuation changes £m	Audited valuation changes A$m	Variation from 1 May estimates £m
Writedowns associated with risk reduction initiatives			
Servco	(8)	(20)	
NPLL	(203)	(507)	(27)
NPI Ltd	(35)	(88)	
London Life	(157)	(393)	
Pearl	(124)	(310)	
TOTAL	**(527)**	**(1,318)**	
Writedowns associated with strategy changes			
UK Service Company EMVONA	(228)	(570)	
Interactive Investor EMVONA and other writedowns	(16)	(40)	20
NPI Ltd goodwill	(78)	(195)	
Pearl goodwill	(20)	(50)	
Investment in Virgin joint venture	(38)	(95)	
TOTAL	**(380)**	**(950)**	
Increase in valuations of Australian controlled entities distribution subsidiaries incl Hillross & AMPFP		250	N/A
TOTAL VALUATION ADJUSTMENTS		**(2,018)**	

Key results

	1H03 A$m	2H02 A$m	1H02 A$m
BU operating margins	216	262	465
Controllable costs	1,001	1,292	1,243
Cost to income ratio	62%	67%	60%
Total investment income	220	55	(6)

Key results

	1H03 A$m	2H02 A$m	1H02 A$m
Underlying profit contribution	305	328	555
Profit after tax before other items	317	154	341
ROE (underlying)	6.9%	6.8%	11.3%
Earnings per share (underlying)	0.25	0.29	0.49
Dividend per share	0.07	0.20	0.26

Capital base – source and mix

1H03 A$m	Minimum regulatory requirements	Tangible capital resources	Intangibles	Total capital
Australian Financial Services	1,669	3,591	735	4,326
UK Financial Services	4,158	4,886	180	5,066
HGI North	264	308	798	1,106
HGI South	75	161	102	263
Virgin		232		232
Discontinued businesses	407	766		766
Corporate Office	4	1,160		1,160
Inter business unit holdings		(1,407)		(1,407)
Total shareholder capital resources	6,577	9,697	1,815	11,512
Of which:				
Ordinary equity		5,210	1,815	7,025
Hybrid equity (RPS)		1,140		1,140
External corporate debt		3,347		3,347

Business unit review

AMP

UK Financial Services results

- UKFS operating margins substantially impacted by markets and risk reduction initiatives
  - £9m profit in UK Life Services
  - offset by losses of £16m related to Contemporary business (NPI now closed)
- UK life companies now effectively closed to new business, with a focus on:
  - **Costs**: on track to deliver savings of more than £160m by FY03 on FY01; controllable costs down 26% on 1H02; Service Company moving towards break even in 2004
  - **Persistency**: down to 85% from 88% in 1H02 reflecting increased surrenders of with-profit policies
  - **Balance sheet risk:** active solvency and capital management to manage within a lower risk context
- Total UK provisions at 30 June 2003 of £1.2b, includes provisions for pensions mis-selling, mortgage endowment top-ups and other potential liabilities

UK Financial Services – key indicators

	1H03 £m	2H02 £m	1H02 £m
Total outflows	1,815	1,782	1,629
Total net cashflows	(859)	(634)	(449)
Persistency	85%	87%	88%
Controllable costs	152	202	197
Cost to income ratio	72%	71%	59%
Capital	2,059	2,777	2,233
RoIC	3.1%	3.9%	9.3%

UK Financial Services – embedded value (EV)

- EV estimate at May 1 of £1545m restated December 2002 EV as if the writedowns and initiatives taken to reduce risk had occurred; it was not a roll forward EV at that date
- 1H03 EV of £1341m reflects impacts of writedowns and initiatives taken to reduce risk <u>plus</u> following additional adjustments:

	£m
➢ Further impacts due to actual risk reduction	(42)
➢ Further impacts due to actual write offs	(30)
➢ Changes in actuarial assumptions	(78)
➢ Additional lock-in cost	(52)
➢ Expected return – unwind of discount	87
➢ Market impacts	(38)
➢ Restatements and other items	(51)
	(204)

- Traditional EV measure will be supplemented with new Modified EV in Explanatory Memorandum

UK regulatory capital

- Further major reduction in Equity Backing Ratios (EBRs) in 1H03 to stabilise regulatory capital position of UK life companies
- Free Asset Ratios (FARS) lower but more stable; no longer impacted by large move in equity markets

	EBRs at June 03	EBRs at Dec 02	Estimated FARs at June 03 Above 4% RMM	Estimated FARs at Dec 02 Above 4% RMM
Pearl	29%	48%	1.6%	2.7%
London Life	16%*	45%	1.2%	2.6%
NP Life	12%*	48%	0.3%	1.3%

** Property exposure*

Henderson Global Investors results

- Operating margins down 39% overall to A$62m reflecting lag effect of 3 year bear market
  - HGI North down 50% to £11m
  - HGI South down 23% to A$34m
- AUM down 13% to A$231b
  - HGI North down 12% on average against 1H02 (average FTSE100 25% lower)
  - HGI South down 7% on average against 1H02 (average ASX 12% lower)
- Investment performance significantly improved with 69% of listed assets at or above benchmark for 1H03
  - 71% of HGI North
  - 58% of HGI South
- New business flows continue to be impacted by market conditions
  - Seeing early signs of improvement but subject to time lags

HGI North – key indicators

	1H03	2H02	1H02
Average AUM	£69.1b	£72.1b	£78.1b
Controllable costs	£80m	£80m	£82m
Cost to income ratio	83%	75%	72%
Capital	£449m	£468m	£601m
RoIC	5.0%	5.6%	7.6%
RoBUE	20.2%	22.1%	29.6%

HGI North* – operating margins


22
(9)
(2)
(2)
2
1
(1)
11
£m
1H02
Market Movement / AUM
Performance / transaction fees
Average margin
Cost reductions
External cashflow
Internal cashflow
1H03

* *Includes Henderson UK, Europe and Asia Pacific*

HGI South – key indicators

	1H03	2H02	1H02
Average AUM	A$70.5b	A$71.5b	A$75.8b
Controllable costs	A$79m	A$91m	A$86m
Cost to income ratio	59%	64%	57%
Capital	A$263m	A$292m	A$348m
RoIC	27.7%	34.4%	27.9%

HGI South* – operating margins



44
(10)
(3)
(8)
7
4
34
A$m
1H02
Market movement / AUM
Margin
Private capital & property fees
Cost reductions
Tax
1H03

** Includes AMP Henderson Australia and New Zealand*

Australian Financial Services results

- Operating margins down 9% on 1H02 (up 27% on 2H02) – a resilient performance in a tough market
- Sales down 20% on 1H02 in line with market
- Persistency down slightly to 82.5% and planner distribution force stable
- Controllable costs down 16% and restructuring program on track to exceed forecast FY03 savings
- Value of new business down 12% to A$100m
- Embedded value up 6% in 1H03 to A$6.3b before transfers
- Return on invested capital relatively steady at 14.8%

Australian Financial Services* – key indicators

	1H03 A$m	2H02 A$m	1H02 A$m
New business index	3,694	4,735	4,633
Total outflows	4,197	4,331	3,801
Total contemporary net cashflows	452	989	1,620
Persistency	82.5%	82.7%	84.8%
Controllable costs	255	307	304
Cost to income ratio	40%	46%	41%
Capital	3,819	3,635	3,794
RoIC	14.8%	13.3%	15.0%
Self-employed planners	1,976	1,987	1,927

* *Includes NZ and excludes banking*

Australian Financial Services – operating margins*


189
(27)
(13)
(4)
(11)
42
(4)
172
A$m
1H02
Equities / Bond markets
New business
Capital initiatives
Persistency
Cost reductions
Other
1H03

* *Includes NZ and banking*

AFS – value of new business

@ 3% discount margin



114
2
27
9
(32)
(13)
(7)
100
A$m
1H02 restated*
Bond yields
Cost reductions
Mix of business
Volume
Persistency
Other
1H03

** Restated to reflect reallocation of costs from maintenance to acquisition under new business model*

AFS – embedded value

@ 3% discount margin



A$m
5,995
229
100
190
(16)
(93)
(61)
6,344
(294)
6,050
FY02 restated*
Expected return
New business
Cost reductions
Investment and bond yields
Persistency
Other
1H03 EV (before transfers)
Net profit out
1H03 EV (after transfers)

**Restated to reflect reallocation of costs from maintenance to acquisition under new business model*

Demerger update

AMP

Demerger rationale for AMP Group unchanged

- Demerger creates focused businesses with clear strategic objectives to deliver shareholder value in rapidly transforming markets
- Strongest linkages between the businesses within regional markets, rather than cross-markets
- UK and Australian businesses deriving little benefit from Group structure
- Simpler, more transparent corporate structures will appeal to broader group of investors

Demerger process – possible scenarios

- While demerger is planned outcome, other possible scenarios from here are:
  - ➢ Demerger not required due to sale of UK businesses
  - ➢ Demerger not approved
- Demerger remains most likely and preferred outcome
- Demerger timetable tight but on track

Demerger developments since 1 May – Asset sales

- Sale of selected bank assets completed; likely to release around $300m of capital in 2H03, subject to APRA approval
- NPI Limited not sold – retained and closed to new business
- Cobalt/Gordian sale process progressing

Demerger developments since 1 May – Capital structure

- Total shareholder capital resources of A$11.5b adequate to facilitate the demerger but the mix of capital needs to change
- Final capital structures of both new entities remain subject to ongoing discussions with regulators
- RPS refinancing both necessary and desirable for regulatory,ratings and tax efficiencies
- Simple conversion of RPS to ordinary equity not in the interests of AMP shareholders and has been ruled out
- Alternatives being investigated involve refinancing the RPS into equity and/or other tier 1 instruments in New AMP, subject to APRA approval

Demerger developments since 1 May – Capital structure

- Refinancing will likely be for the full amount of the RPS given UK asset sales such as NPI did not occur; proceeds from other asset sales will also be taken into account in the final capital structure
- Now also looking to strengthen investment case of New Henderson by achieving majority shareholder ownership of Henderson North from Pearl
- Potential RPS restructuring will only take place with the approval of AMP shareholders to the demerger proposal and would then occur post EGM

Key EM content

- Capital structures of New AMP and New Henderson
- New organisational structures, staffing and business strategies
- Historic pro formas for each new entity (Ernst & Young)
- Forecasts (New AMP) and outlook statements (New AMP and New Henderson)
- Modified embedded value for AFS and UKFS (Tillinghast)
- Summary UK GAAP information on New Henderson (Ernst & Young)
- Independent Expert's Report on demerger proposal (Rothschild)

Demerger timetable – tight but achievable

Date	Event
May – Sept 2003	➢ Scoping of demerger options and preparation of Explanatory Memorandum (EM)
Sept – Oct 2003	➢ Board/Regulatory/Court approvals of EM
Oct 2003	➢ EM released
Nov 2003	➢ UK Listing Particulars released, if proceeding
Dec 2003	➢ EGM held and separation effected

Conclusion

- Our objective continues to be maximising long term value of the businesses in AMP
- UKFS focus remains to preserve and release shareholder value
- HGI earnings lower at this stage of the cycle but set to recover with markets post 2003
- AFS proving strong and resilient business
- Demerger planning on track, recognising there are many "moving parts"
- Demerger decisions will be disclosed as they are made and approved by Board

9 6

AMP

ASX Announcement

20 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 96/03

Appendix 3Y – Change of Director's Interest Notice

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	24 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	13 August 2003
No. of securities held prior to change	• 37,525 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 2,246 Ordinary Shares in the name of the Director; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Class	Ordinary
Number acquired	2,539 Ordinary Shares

+ See chapter 19 for defined terms.

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.57 per share.
No. of securities held after change	• 37,525 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 4,785 Ordinary Shares in the name of the Director; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for July 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sir Malcolm Bates
Date of last notice	10 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	13 August 2003
No. of securities held prior to change	6,924 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	725 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.57 per share.
No. of securities held after change	7,649 Ordinary Shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for July 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Andrew Renard
Date of last notice	24 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	13 August 2003.
No. of securities held prior to change	• 8,046 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.
Class	Ordinary
Number acquired	725 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.57 per share.
No. of securities held after change	• 8,771 Ordinary Shares held in the name of the Director; and • 50 AMP Income Securities held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for July 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	The Right Honourable Victor Miles George Aldous Baron Killearn
Date of last notice	10 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	13 August 2003
No. of securities held prior to change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 1,924 shares held in the name of the Director.
Class	Ordinary
Number acquired	725 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.57 per share.

+ See chapter 19 for defined terms.

No. of securities held after change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 2,649 shares held in the name of the Director.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for July 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard John GRELLMAN
Date of last notice	10 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	13 August 2003
No. of securities held prior to change	9,424 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	725 Ordinary Shares.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.57 per share
No. of securities held after change	10,149 Ordinary Shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for July 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Patrick HANDLEY
Date of last notice	10 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Crown Advisory Pty Limited ATF Superannuation Fund A/C. (see Nature of Change below)
Date of change	13 August 2003.
No. of securities held prior to change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; and • 1,903 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Class	Ordinary
Number acquired	725 Ordinary Shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.57 per share.
No. of securities held after change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; and • 2,628 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for July 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – *Change of director's interests in contracts*

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Meredith HELLICAR
Date of last notice	24 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund. (see Nature of Change below)
Date of change	13 August 2003.
No. of securities held prior to change	12,961 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.
Class	Ordinary
Number acquired	725 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.57 per share.
No. of securities held after change	13,686 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for July 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

97

ASX Announcement

21 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 97/03

Corporatefile.com.au - Open Briefing with AMP CEO Andrew Mohl

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

corporatefile.com.au

AMP Limited
Level 20
33 Alfred Street
Sydney, NSW 2000

Date of lodgement: 21-Aug-2003

Title: Open Briefing. AMP. CEO on Outlook

Record of interview:

corporatefile.com.au
AMP Limited yesterday announced a dividend of 7 cents per share for the first half ended June 2003, down from 26 cents for the previous corresponding period. How did you determine the dividend level given underlying earnings of $305 million, down from $555 million in the previous comparable period, and write-downs totalling $2.0 billion?

CEO Andrew Mohl
We obviously took into account the fact that we had a substantial loss. We've said previously that for New AMP, we'd be looking at a payout of around 60 percent of earnings going forward. We had an eye to that, although we haven't applied it precisely, in setting the dividend at 7 cents. We're also conscious of the fact that at the current time our dividend will effectively be funded by the issue of shares through the dividend investment plan under-writing. That was another reason to be conservative in setting the dividend.

corporatefile.com.au
Can you also provide further guidance on the dividend policy for New Henderson?

CEO Andrew Mohl
What we said in the demerger announcement on May 1, was that New AMP would be targeting a payout of around 60 percent of earnings and on New Henderson, that we didn't expect dividends to flow in the initial period given its financial position.

corporatefile.com.au

In the demerger announcement, you indicated "steady state" operating margins for New AMP of $470 million and New Henderson of $140 million, collectively $610 million for a full year. To what extent is the "steady state" estimate a useful guide to earnings?

CEO Andrew Mohl

The "steady state" pro-formas we put out on May 1 were to give an insight into the two new entities at that point in time. We haven't updated them but we're going to be providing very detailed information on both entities in the demerger explanatory memorandum. There'll be forecasts available for New AMP in 2003, and outlook statements for both entities in 2004.

People can also look at the new entities' half yearly results, in the case of New AMP by adding up the results of AFS, Henderson South and discontinued business, which come to $236 million for the half, an annualised $472 million. The New Henderson half-year result was lower than "steady state" but the Henderson business is cyclically down and the life businesses are going through a transition with the expectation that underlying earnings will improve. So we believe there's enough information available to investors to determine the outlook for both entities without us having to formally update the pro-forma statements.

corporatefile.com.au

Controllable costs were down 20 percent to $1.0 billion compared with the previous period. What cost reductions are yet to be realised?

CEO Andrew Mohl

In the UK, there are going to be further substantial cost reductions going forward as we transition to a closed business, and that's consistent with the expectation we can get the service company to break even in 2004. Across the rest of the group, it's a matter of continuing to work on doing things smarter, being more focused. We've looked at where we create value and where we don't, and the runs are on the board.

corporatefile.com.au

What evidence supports your faith in the ongoing strength of the AMP brand or franchise?

CEO Andrew Mohl

The half-year result is very powerful evidence. The result in AFS, a fall of just 9 percent in operating margins, which were in fact significantly higher than the second half of last year. The fact that if you look at industry figures, AFS net cash flows rank second or third among the top five managers by AUM. Outflows have been held to a 10 percent rise, despite the worst market we've seen in over a decade. Planner force numbers were 3 percent higher than a year ago. And we've reported that in the first six or seven weeks of the current second half, net cash flow has improved noticeably from previous trends. All of that indicates we're weathering the storm. It's been a difficult period but we're coming through and the outlook's quite positive.

corporatefile.com.au
Due to the reduction of equity risk of the UK life insurance funds, the FTSE index will have much less relevance to AMP's earnings. What factors will dominate future profit outcomes for New AMP and New Henderson?

CEO Andrew Mohl
In New AMP, the exposure to markets will be similar to what it's always been. Assets under management levels obviously reflect markets and that drives revenues. And market sentiment and confidence drive fund flows and obviously our competitive positioning. So the AFS and Henderson South business will be strongly impacted.

There's also some moderate reduction of equity risk going on in Australian shareholder capital. We're managing our shareholder capital exposure more carefully here as well as in the UK. So our holding of growth assets in Australia was down further in the first half, to 28 percent from 37 percent in December and 45 percent a year ago.

In the UK, Henderson is very cyclically sensitive to markets and we've seen the effect a declining market has. We'll see a recovery as markets continue to improve. For the UK life businesses, we won't see a lot of impact from market levels, although we'd benefit from higher markets in some areas. We still have a book of investment-linked products that would benefit. Generally, the industry environment and the value perceived in our business will also be enhanced in a stronger market environment.

corporatefile.com.au
Henderson North's results were disappointing in the first half, with a margin of $28 million, down 52 percent year on year. What undermined the margin and what's the outlook given an improving equity market?

CEO Andrew Mohl
There have been reports that a third of the asset managers in the UK are losing money at the moment. So Henderson North's cost ratio of 83 percent and 20 percent return on equity show it's a very good business. But, it's cyclically sensitive and the business has certainly turned down relative to a year ago. We've managed costs tightly, so if markets improve, revenues will respond strongly and that will come through to the bottom line. The analysis we've given the market shows the effects of the poorer market and forex movements were the main factors that drove earnings down between the first half of last year and first half of this year.

corporatefile.com.au
The persistency rate in your UK Financial Services business fell to 85 percent in the first half, down from 88 percent in the previous comparable period. What impact would a further deterioration have on the short and long term cash flows and value of the business?

CEO Andrew Mohl
That's difficult to answer. We have books of business where there are no profit margins and a rapid run-off is positive because it will release capital more quickly. There are other books that are profitable and we can't proactively go about managing down the unprofitable products, but we can certainly pay particular attention to customers or product lines where we want to protect our margins and steps are being taken in that regard.

corporatefile.com.au
Why did the free asset ratios in your UK businesses decline by over half when markets finished higher at June 30 compared with December 2002?

CEO Andrew Mohl
There were a range of forces. We were selling equities in the initial part of the half-year, so we didn't get the benefit on those assets of the rising equity market in the last three months. Pearl was also impacted by its equity exposure to London Life and NPL and the effective support it provides them. While the solvency ratios are low, they've been far more stable since the initiatives we took in the reduction of equity risk.

And it's important to say that the free asset ratios we disclose are the ratios above the required minimum margin of 4 percent, which in the case of Pearl is about GBP600 million. We also have over GBP600 million of assets in Pearl that aren't admissible for solvency purposes.

corporatefile.com.au
In yesterday's announcement, you said that if the proposed demerger proceeds, the net assets of the UK operations will be de-merged from AMP Limited at fair market value. Can you explain the accounting and valuation impacts associated with this?

CEO Andrew Mohl
As required by accounting standards, we currently use a combination of historical cost and market value accounting principles. For a business separation of this type, at the time of demerger we'll have to value the net assets at fair market value. Any adjustment difference between market value and carrying value will be booked at December 31 in AMP's accounts. It's really an accounting entry to record a book value adjustment.

corporatefile.com.au
You've disclosed provisions totalling GBP1.2 billion in the UK Financial Services business. Can you provide a breakdown of these provisions?

CEO Andrew Mohl
There are three or four major items that underpin those provisions. There's about GBP400 million in guaranteed annuity option provisions, GBP300 million for pensions mis-selling, GBP195 million for the mortgage endowment "promise", GBP19 million pounds for mortgage endowment mis-selling and another GBP80 to 90 million for property that's no longer required.

corporatefile.com.au
Many of your competitors in the UK have recently increased their provisions for mortgage endowment mis-selling. Are you satisfied with the adequacy of this provision and how has it changed from the prior period?

CEO Andrew Mohl
Yes we're satisfied. We provisioned for this some time ago and after being reviewed it's come down slightly in this accounting period, in the light of the experience we've had.

corporatefile.com.au
AMP recently flagged that discussions with regulators regarding the demerger are "well underway" (with APRA in Australia and the FSA in the UK). Is APRA focusing on the capital adequacy of the Australian licensed company, that is, AMP Life, or on the corporate entity, that is, AMP Limited, or is it focused on both?

CEO Andrew Mohl
It's focused on both but the demerger proposal has no real effect on AMP Life, which has a solid credit rating of A+. The real issue is AMP Limited and the impact on it of the various steps we're taking to relieve the UK of the debt on its balance sheet, and in the context of asset sales that are yet to be concluded.

corporatefile.com.au
Yesterday, you flagged the introduction of "modified embedded values" for Australian Financial Services and UK Financial Services. How will this differ from the embedded values you've historically provided and what's the likely valuation impact of adopting the new methodology?

CEO Andrew Mohl
It's a far more sophisticated measure of value, particularly in the case of the UK, where there are guarantees and options embedded in the various contracts. These are directly valued through stochastic modelling. At the moment, investors usually take a traditional EV and apply a discount margin to the derived figure on a deterministic basis and then a further discount above that for risk and uncertainty.

The new methodology provides simulations of literally hundreds of potential outcomes and presents the results on a distribution curve of likely outcomes and probabilities. So a lot of the uncertainty in terms of probable value would be taken out as a result of providing this information to the market. Modified EV will have much less impact in Australia than in the UK because the impact of guarantees and options is relatively insignificant here.

corporatefile.com.au
AMP's capital includes eliminations of $1.4 billion relating to inter business unit holdings associated with your UK operations. How will these eliminations be accounted for post demerger?

CEO Andrew Mohl
Going through the items individually: there's the relationship between Pearl and Henderson, and that's in the process of changing; the relationship between Pearl

and Virgin, which isn't likely to change; the loan between AMP Life and Henderson, which will be repaid; and then the loan to the corporate office from Gordian - that will probably remain in place.

corporatefile.com.au
You've indicated that you're looking to achieve majority ownership of Henderson North, which is currently owned by Pearl. Can you explain the rationale behind the proposed change?

CEO Andrew Mohl
In the current configuration there's a special class of shares which allows any uplift value in Henderson above book value to flow through to the holding company but to all intents and purposes, Henderson is owned by Pearl shareholders' fund. That means Henderson's earnings flow into Pearl and aren't available in a cash flow sense to the parent, given Pearl's operating on a relatively low solvency buffer at the current time. We believe it's important for the investment case of New Henderson that AMP UK has majority ownership of Henderson Asset Management so that it can directly access its cash flows and determine its future. AMP's website will contain a proposed structure diagram for New Henderson.

corporatefile.com.au
When you announced the demerger plan your presentation said "no further equity capital raising is required to facilitate the demerger." Yet yesterday you said a refinancing of the AMP reset preference shares (RPS) is "both necessary and likely" if the demerger proceeds. Doesn't that contradict your earlier statement about no further equity capital raisings?

CEO Andrew Mohl
What we said on May 1 was that in order to achieve the demerger, we wouldn't need to do a further equity capital raising for additional capital. What we said yesterday was that while $11.5 billion of total capital resources would be enough to effect the demerger, what we don't have is the right mix of capital. And given the discussions we've had with regulators in shaping the structure of New Henderson, it's become clear that the RPS will lose their regulatory, credit and tax efficiencies in the new structure. For that reason we're proposing a refinancing of the RPS.

We're looking at a range of alternatives that will involve equity and/or Tier 1 instruments. The combination of equity and other Tier 1 instruments will depend in part on asset sales that are yet to be completed. But we do expect the refinancing into other equity instruments to be up to the full amount of the RPS. The net effect is no change in the total capital resources of group, but the mix will change.

When we've determined the best way in which to replace the RPS with other capital instruments and when we've agreed with regulators on the capital structures of the de-merged entities, we intend to make full disclosure to the market.

corporatefile.com.au
Why did you revalue the Australian distribution subsidiaries by $250 million?

CEO Andrew Mohl
We'd previously carried these businesses on a very conservative basis, largely historical cost as a proxy for market value. Under the new tax consolidation regime, we have to revalue to market value. If you look at AFS excluding banking, it has a book value of $3.8 billion including the revaluation, and its first-half earnings were at an annual rate of around $532 million, around 7 times earnings.

corporatefile.com.au
Thank you Andrew.

For more information about AMP, visit www.ampgroup.com

98

AMP

ASX Announcement

25 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **98/03**

AMP announces new Directors

AMP Limited Chairman Peter Willcox today announced the appointment of two Directors to the Board.

AMP has appointed Dr Nora Scheinkestel, who will commence 1 September 2003, and Peter Mason, who will commence 20 October 2003.

Mr Willcox said: "I am delighted that Nora and Peter will join the AMP Board, following the appointments of Pat Handley and Meredith Hellicar earlier this year.

"AMP's Board has undergone considerable renewal this year as part of the new direction of the company and the two appointments complete the rebuilding of the AMP Board, following the restructuring announced in February 2003.

"The personal qualities and experience that Nora and Peter will bring to the AMP Board as we master the challenges of building a new AMP will be invaluable."

Dr Scheinkestel is currently a Director of two publicly listed companies, Newcrest Mining Ltd and PaperlinX Ltd, is Chairman of a water utility and sits on the Boards of other Government bodies. She was formerly a senior banking executive in international and project financing, currently runs her own consulting business and is an Associate Professor at Melbourne Business School.

Mr Mason is well known in Australian investment markets. With more than 30 years investment banking experience, he is currently Chairman of the JP Morgan Chase Bank group in Australia. He was previously a Director of the Lloyds Banking group investment banking businesses in Australia and the United Kingdom, Chairman and Joint Chief Executive of Schroders Australia Limited, and Group Managing Director of the Schroders investment banking businesses in the Asia Pacific region. He is also currently a Director of Mayne Group Limited.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Resumes for Dr Scheinkestel and Mr Mason are attached.

After the appointment of these Directors, the AMP Limited Board will comprise seven non-executive and two executive Directors. Seven of these nine Directors will have been appointed within the past 12 months.

All Directors were elected by shareholders at the Annual General Meeting (AGM) in May 2003, with the exception of the two appointments announced today. Dr Scheinkestel and Mr Mason will stand for election at the next AGM in 2004.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

Resumes

Nora L. Scheinkestel

Nora Scheinkestel is a Director of Newcrest Mining Ltd and PaperlinX Ltd, Chairman of South East Water Ltd, and a Director of Hydro Tasmania. She chairs the audit committee of PaperlinX and the nomination, governance and ethics committee of Newcrest Mining Ltd.

Dr Scheinkestel has served as both Chairman and Director of a number of utilities across the gas, water and electricity sectors. Other prior Directorships include North Ltd, MBF Health Fund, Docklands Authority and IOOF Funds Management.

Dr Scheinkestel's background is as a senior banking executive in international and project financing. She previously held positions with CRA Ltd, Macquarie Bank, Chase AMP and Deutsche Bank, where, as head of the Project Finance Unit, she was responsible for the development and financing of major projects in Australasia and South East Asia.

Through her consulting practice, Dr Scheinkestel has assisted government, corporate and institutional clients in areas such as corporate governance, and project and structured finance. Her governance work has involved mentoring executive directors, establishing governance protocols as well as leading board performance review processes in a number of organisations.

Dr Scheinkestel is an Associate Professor at the Melbourne Business School at Melbourne University. In 2003, Nora Scheinkestel was awarded a centenary medal for services to Australian Society in business leadership.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Peter Mason, AM

Peter Mason is Chairman of the JP Morgan Chase Bank group in Australia. He came to JP Morgan when it acquired the Australian investment banking group, Ord Minnett, of which he was Chairman and Joint Chief Executive.

Peter has over 30 years' experience in investment banking. He was previously a Director of the Lloyds Banking group investment banking businesses in Australia and the United Kingdom, Chairman and Joint Chief Executive of Schroders Australia Limited and Group Managing Director of Schroders investment banking businesses in the Asia Pacific region.

He is currently a Director of Mayne Group Limited, a member of the Council of the University of New South Wales and Chairman of that Council's Finance Committee.

He is a past Director of a number of public companies. He was associated with the Royal Alexandra Hospital for Children for 17 years, initially as Chairman of the Children's Hospital Fund and for 13 years as a member of the Hospital's Board.

Peter has a first class honours degree in Commerce (Economics) and a Master of Business Administration.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

99

ASX Announcement

26 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **99/03**

GIO settlement approved

AMP Limited has announced that the Federal Court has today approved the settlement relating to the takeover of GIO in 1999.

Details of the settlement were outlined in AMP's statement to the Australian Stock Exchange on 8 August 2003.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

File No. 82-34713

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMP Limited

Documents furnished pursuant to Rule 12g3-2(b)

File No. 82-34713

VOLUME V

Releases to the Australian Stock Exchange made in 2003

100

ASX Announcement

27 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 100/03

AMP comment on share purchase

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

27 August 2003

AMP comment on share purchase

AMP Limited Chief Executive Officer Andrew Mohl today commented on the order to purchase up to 174 million shares in AMP.

"The new Board and management team are making considerable progress in restoring value for shareholders," Mr Mohl said.

"Investors are becoming more confident in our management of what has been a difficult situation."

Mr Mohl said that the demerger is progressing to plan and remains the preferred strategy to create maximum long term shareholder value.

He said that shareholders should receive substantial information about the company as documentation for the demerger is finalised in the coming weeks. By mid-October, a detailed Explanatory Memorandum outlining the demerger is expected to be available.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
Mobile: 0421 050 430

101

ASX Announcement

28 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **101/03**

AMP comment on speculation

AMP Limited Chief Executive Officer Andrew Mohl today commented on an order to purchase a large number of AMP shares, announced on 27 August 2003.

Mr Mohl said AMP was currently not aware of the identity of the purchaser.

Mr Mohl confirmed that the company was not in discussions with any party about these shares.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

102

AMP

ASX Annou

03 NOV 13 AM 7:21

28 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **102/03**

AMP comments on purchase of strategic stake by National Australia Bank

AMP Limited Chief Executive Officer Andrew Mohl today responded to the announcement that National Australia Bank had acquired 34.3 million AMP shares at A$6.00 per share, taking its relevant interest to 5.4 per cent.

"We believe the purchase of a strategic investment is an endorsement of the demerger strategy that the Board and management is pursuing," Mr Mohl said.

He said that the demerger is progressing to plan and AMP would continue to follow its tight implementation timetable.

He said that shareholders should receive substantial information about the demerger in the coming weeks. By mid-October, a detailed Explanatory Memorandum outlining the demerger is expected to be available for AMP's almost one million shareholders.

"AMP believes it is important that shareholders carefully consider the demerger documentation to ensure they are fully informed about the Board and management's proposals to enhance the value of AMP," Mr Mohl said.

"The demerger will create two regionally focused companies with clear strategic objectives, which will appeal to a broader group of investors.

"If the demerger is approved, the underlying value of AMP is more likely to be reflected in the share prices of the two new entities."

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Mr Mohl acknowledged National Australia Bank's comments on AMP's UK operations.

"This confirms to us the enormous strategic value of AMP's Australasian franchise," he said.

"AMP's Australian Financial Services business is the jewel in the crown and its recent results show just how resilient and high performing this business is.

"There is no doubt that AMP's Australasian franchise has unique value."

AMP's interim results last week reported embedded value of £1.34 billion (A$3.3 billion) in its UK Life businesses at 30 June 2003, following its writedowns and risk reduction initiatives.

"Our UK business is now operating on a much sounder footing. It is well provisioned and is being tightly managed within a much lower risk environment," Mr Mohl said.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

103

ASX Announcement

29 August 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **103/02**

AMP comment on discussions

AMP Limited Chief Executive Officer Andrew Mohl said today that he wished to expand on media reports about discussions with National Australia Bank (NAB).

Mr Mohl said he felt he needed to provide further context, after details of the discussion were leaked to the media.

In May 2003, following a conversation between both Chairmen initiated at NAB's request, Mr Mohl met with NAB Chief Executive Officer Frank Cicutto. At this meeting, NAB expressed interest in acquiring AMP's Australian Financial Services (AFS) business.

NAB said that its interest was not a proposal. In addition, NAB required confidentiality, as well as exclusivity and the ability to carry out due diligence before it would put a value on the business.

NAB was advised that it had told AMP something the company already knew: that its AFS business was highly attractive. It was told that AMP's demerger strategy, announced on 1 May 2003, was seen as the best way to realise maximum value for shareholders.

NAB's proposal for an "off market" private sale – without any of the benefits of an open auction – was not in AMP shareholders' best interests. Further, it would destroy value in other parts of AMP. AMP Henderson, for example, has around two-thirds of its funds under management sourced from AFS.

NAB later advised that it would also consider purchasing AMP Henderson – again with no indication of value.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

NAB was advised that if it wanted to take the matter further, it would have to put forward a "highly attractive offer with minimal conditions" that the AMP Board would then be able to consider and take to shareholders.

There was no response from NAB until 28 August 2003, when it advised the market of its purchase of 34.3 million shares.

"This was essentially our major competitor asking for full access to AMP's books and key staff to conduct due diligence – without even a commitment that it would make an offer," Mr Mohl said.

"It would have been grossly irresponsible to AMP shareholders to allow our major competitor exclusive access without any commitment in return.

"It's like a poker player asking to see your hand before they decide to lay a bet."

Mr Mohl said that AMP's Board and management team continued to believe the proposed demerger provided the best way to unlock the true value of AMP.

"If a demerger is approved, the underlying value of AMP is more likely to be reflected in the share prices of the two new entities and provide maximum value for shareholders."

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

104

AMP

ASX Announcement

1 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 104/03

Appendix 3B – New issue announcement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,296
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	11,296 shares @A$5.59 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	the shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,394,958 + 11,296 ------------------- 1,523,406,254	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 22,020,772	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +*quotation is sought*	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 September 2003

Print name: Sharyn Page, Assistant Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

105

ASX Announcement

4 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 105/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Patrick HANDLEY
Date of last notice	20 August 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Crown Advisory Pty Limited ATF Superannuation Fund A/C. (see Nature of Change below)
Date of change	28 August 2003.
No. of securities held prior to change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; and • 2,628 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Class	AMP Reset Preferred Securities
Number acquired	1,938 units
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$102.05 per unit
No. of securities held after change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 2,628 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C; and • 1,938 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

106

ASX Announcement

5 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 106/03

Appendix 3Z – Final Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AMP LIMITED**
ABN	**49 079 354 519**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Sir Malcolm BATES
Date of last notice	20 August 2003
Date that director ceased to be director	31 August 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
7,649 Ordinary Shares Ordinary shares.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
N/A	N/A

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AMP LIMITED**
ABN	**49 079 354 519**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian Andrew RENARD
Date of last notice	20 August 2003
Date that director ceased to be director	31 August 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- 8,771 Ordinary Shares; and
- 50 AMP Income Securities.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	N/A

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

107

ASX Announcement

8 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 107/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,651
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	23,651 shares @A$6.80 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	the shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,406,254 + 23,651 -------------------- 1,523,429,905	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 22,020,772	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 September 2003

Print name: Prue Milne, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

108

ASX Announcement

8 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **108/03**

Media reports of capital raising

Media reports today of a capital raising by AMP reconfirm statements made by the company at the release of its interim results on 20 August 2003.

AMP said at its interim results that if its proposed demerger proceeds, refinancing the RPS is both necessary and desirable to achieve regulatory, ratings and tax efficiency. Alternatives being investigated, in conjunction with investment banks, involve refinancing the RPS into equity and/or other Tier 1 instruments in the 'new' AMP. AMP can confirm that one of the alternatives being considered is a rights issue.

AMP also said at its interim results that it is likely the refinancing will be for the full amount of the RPS, although proceeds from asset sales, if realised, will be taken into account in the final capital structure.

As noted at the interim results, the final capital structure of both new entities is subject to ongoing discussions with regulators. These discussions are yet to be concluded.

"When AMP has determined the best way in which to refinance the RPS, full disclosure will be made. However, the refinancing is also dependent on a number of other factors including agreement with regulators on the capital structures of the demerged entities and Board approvals," AMP Chief Executive Officer Andrew Mohl said.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

109

AMP

ASX Announcement

8 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 109/03

Appendix 3X – Initial Director's Interest Notice

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**AMP Limited**
ABN:	**49 079 354 519**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lía Scheinkestel
Date of appointment	1 September 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,000 Ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Scheinkestel Superannuation Pty Limited ATF Scheinkestel Superannuation Fund No. 1 Account	3,500 Ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

110

AMP

ASX Announcement

15 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 110/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	20 August 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 September 2003
No. of securities held prior to change	• 37,525 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 4,785 Ordinary Shares in the name of the Director; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Class	Ordinary
Number acquired	1,739 Ordinary shares

+ See chapter 19 for defined terms.

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.67 per share.
No. of securities held after change	• 37,525 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 6,524 Ordinary Shares in the name of the Director; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for August 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	The Right Honourable Victor Miles George Aldous Baron Killearn
Date of last notice	20 August 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 September 2003
No. of securities held prior to change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 2,649 shares held in the name of the Director.
Class	Ordinary
Number acquired	497 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.67 per share.

+ See chapter 19 for defined terms.

No. of securities held after change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 3,146 shares held in the name of the Director.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for August 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard John GRELLMAN
Date of last notice	20 August 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 September 2003
No. of securities held prior to change	10,149 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	497 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.67 per share
No. of securities held after change	10,646 Ordinary Shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for August 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Patrick HANDLEY
Date of last notice	4 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Crown Advisory Pty Limited ATF Superannuation Fund A/C. (see Nature of Change below)
Date of change	9 September 2003.
No. of securities held prior to change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 2,628 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C; and • 1,938 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Class	Ordinary
Number acquired	497 Ordinary shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.67 per share
No. of securities held after change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 3,125 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C; and • 1,938 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for August 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Meredith HELLICAR
Date of last notice	20 August 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund. (see Nature of Change below)
Date of change	9 September 2003.
No. of securities held prior to change	13,686 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.
Class	Ordinary
Number acquired	497 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.67 per share
No. of securities held after change	14,183 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for August 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

(1)

ASX Announcement

15 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 111/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,118
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,118 shares @A$6.63 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	the shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,429,905 + 2,118 ------------------ 1,523,432,023	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 20,987,242	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 September 2003

Print name: Prue Milne, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

112

ASX Announcement

16 September 2003

Manager	Manager
Company Announcement Office	Market Information Services Section
Australian Stock Exchange	New Zealand Stock Exchange
Level 4, 20 Bridge Street	Level 9, ASB Tower, 2 Hunter Street
Sydney NSW 2000	Wellington New Zealand

Announcement No: 112/03

Update on demerger proposal

AMP Chief Executive Officer Andrew Mohl has today provided the market with an update on the progress of the company's demerger proposal.

Explanatory Memorandum (EM)

In late August 2003, the UK regulator the Financial Services Authority (FSA) released an industry consultation paper, which proposes new rules to determine capital requirements for UK life insurers (also known as 'realistic solvency' requirements). The new rules will begin in 2004 following feedback from industry and prescription of requirements by the FSA.

These potential changes are an important driver of AMP's UK Life Services business plans. AMP and consulting actuaries Tillinghast are working through the consultation paper and discussing likely outcomes with the FSA to ensure the EM reflects potential impacts of the proposed new rules.

The work on realistic solvency is also critical to the finalisation of AMP's UK life companies' market-consistent embedded values (also known as modified EV), which is also being prepared by Tillinghast. This will be the first time this analysis has been produced for a UK life company.

AMP now plans to lodge its EM with the Australian Securities & Investments Commission (ASIC) in early October, rather than 19 September 2003 as originally planned. The EM is expected to be available publicly by late October.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Outline of capital structures

Subject to receiving necessary regulatory and Board approvals, AMP will provide details of the capital structures of 'new' AMP and 'new' Henderson to the market in October, ahead of the finalisation of the EM with ASIC and court approval.

Demerger timetable

AMP remains committed to completing the demerger this year.

"While our timetable is tight, the demerger remains achievable by the end of 2003," Mr Mohl said.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

113

AMP

ASX Announcement

22 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 113/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,053
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	AUD 6.68 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 1,765 shares were issued pursuant to the AMP International Employee Share Ownership Plan; and • 288 shares were issued as pro rata bonus shares under the AMP Reward Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,432,023 + 2,053 ------------------ 1,523,434,076	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 20,987,242	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 September 2003

Print name: Prue Milne, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

114

ASX Announcement

22 September 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 114/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Philip YATES
Date of last notice	4 April 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	375 shares acquired on various dates as set out below: • 49 ordinary shares acquired on 10 April 2003; • 64 ordinary shares acquired on 12 May 2003; • 69 ordinary shares acquired on 10 June 2003; • 67 ordinary shares acquired on 10 July 2003; • 76 ordinary shares acquired on 11 August 2003; • 50 ordinary shares acquired on 10 September 2003.

+ See chapter 19 for defined terms.

No. of securities held prior to change	• 50,000 ordinary shares; • 49,686 ordinary shares held under the AMP Executive Short Term Incentive Program; • 476 ordinary shares held under the AMP All Employee Share Ownership Plan; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; and • 550,000 options held under the AMP Executive Option Plan.
Class	Ordinary shares
Number acquired	375 ordinary shares acquired under the AMP All Employee Share Ownership Plan.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• 49 ordinary shares acquired @£2.82 per share; • 64 ordinary shares acquired @£2.11 per share; • 69 ordinary shares acquired @£2.00 per share; • 67 ordinary shares acquired @£2.07 per share; • 76 ordinary shares acquired @£1.80 per share; and • 50 ordinary shares acquired @£2.72 per share.
No. of securities held after change	• 50,000 ordinary shares; • 49,686 ordinary shares held under the AMP Executive Short Term Incentive Program; • 851 ordinary shares held under the AMP All Employee Share Ownership Plan; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; and • 550,000 options held under the AMP Executive Option Plan.
Nature of change *Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back*	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A

+ See chapter 19 for defined terms.

Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

115

ASX Announcement

10 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **115/03**

AMP receives regulatory approvals for demerger

AMP Limited today announced that Australian and United Kingdom prudential regulatory authorities have given "in principle" approvals for its proposed demerger to proceed.

AMP Chief Executive Officer, Andrew Mohl, said that regulatory approvals had been received from the UK-based Financial Services Authority (FSA) and the Australian Prudential Regulation Authority (APRA), following an extensive review of the impact of its demerger proposal on policyholders.

"This is a key milestone in the demerger process. AMP has worked closely with both regulators since the demerger proposal was announced in May and we welcome this outcome," Mr Mohl said.

A draft Explanatory Memorandum (EM) has now been submitted to the Australian Securities & Investments Commission (ASIC).

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

116

ASX Announcement

03 NOV 13 AM 7:21

10 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **116/03**
Part One: AMP announces capital structures for demerged entities
Part Two: Investor Presentation

AMP announces capital structures for demerged entities

AMP Limited has today announced financial details of its proposed demerger, including capital structures, following "in principle" approvals from both Australian and UK regulators.

AMP Chief Executive Officer, Andrew Mohl, said that "in principle" regulatory approval had been received from both the UK-based Financial Services Authority (FSA) and the Australian Prudential Regulation Authority (APRA).

As a result, if approved by shareholders at a meeting later this year, the demerger will create two regionally based entities:

- AMP Limited – an Australasian wealth management company comprising Australian Financial Services, which includes the largest financial planning network and superannuation provider in the country; and one of the country's leading investment managers, AMP Capital Investors.
- HHG plc – the new name for AMP's UK operations, which will include Henderson Global Investors, a leading investment manager with around £69 billion (A$170 billion) in funds under management; and UK Life Services, closed life businesses which are expected to release significant capital over time.

Mr Mohl said that overall, the capital position of AMP was better than anticipated when the demerger was announced on 1 May 2003, while the capital position for HHG had also improved.

"A significant number of steps have been taken to achieve this capital position, with three key changes to the position at 30 June 2003," Mr Mohl said.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

"AMP is injecting a further net £34 million (A$84 million) cash into the UK operations to facilitate the demerger. AMP will refinance its Reset Preferred Securities (RPS) with a rights offer of approximately A$1.2 billion to eligible shareholders. Finally, HHG will issue a £100 million (A$246 million) short term convertible loan note to be repaid by an equity capital raising by 30 June 2004.

"Within this framework we have been able to achieve more than we initially anticipated to position HHG as a standalone company, including majority ownership of the Henderson asset management business and a planned December 2003 listing on the London Stock Exchange."

Mr Mohl said AMP was pleased with the results of the new market-consistent embedded value (EV) methodologies in the Consulting Actuary's Report on the proposed demerger. The current report is a draft, with the final report to be included in the Explanatory Memorandum (EM).

"The new methodology has demonstrated the strong underlying value in our businesses and this will underpin investor support for both companies," Mr Mohl said.

"Today's announcement follows more than five months of intensive work to achieve internal, FSA and APRA approvals. The complexities of the demerger have been substantial but we believe we have achieved an outcome that is set to deliver real benefits to AMP shareholders.

"These benefits include the creation of separate companies, able to focus on their home markets, and the simplification of AMP's complex corporate structure to improve transparency and increase investor understanding.

"The investor base is also likely to broaden by attracting new shareholders, as well as providing existing AMP shareholders with greater choice about their investments."

AMP has submitted a draft EM containing full details of the demerger proposal to the Australian Securities & Investments Commission (ASIC), and is on track to achieve the demerger by the end of 2003.

1. Key elements of capital plan

Mr Mohl said that the capital plan includes four key elements, outlined in detail below.

a. Allocation of A$1.72 billion equity raised earlier this year through institutional placement and Share Purchase Plan

In order to demerge, AMP needs to assume debt issued by UK entities, unwind internal loans that exist under the current complex corporate structure, and recapitalise the UK operations. To facilitate this, AMP raised A$1.72 billion earlier in 2003. These funds have been allocated in three ways.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

First, around A$650 million in internal loans have been or will be repaid, eliminating existing loans between AMP and HHG entities.

Secondly, after assuming UK debt of around £1 billion, AMP's external corporate debt will be restructured by around A$600 million, subject to achieving satisfactory pricing and maintaining appropriate liquidity, reducing the gearing of AMP.

Thirdly, £191 million (A$470 million) of capital has been or shortly will be injected into the UK operations. This comprises £157 million (A$386 million) to, in part, recapitalise the Service Company, as previously announced in AMP's Half Year 2003 Investor Report. In addition another £34 million (A$84 million) of capital will be provided to facilitate the demerger.

This recapitalisation is to create a capital structure for HHG that will enable it to operate on a standalone basis, as it will no longer have guarantees and funds available from AMP.

As partial consideration for the recapitalisation, AMP will hold a 15 per cent stake in HHG and have representation on the HHG Board. To support the listing on the Australian and London stock exchanges, AMP will have a limited ability to sell its stake until after the release of HHG's full year 2004 results.

b Enabling HHG to achieve majority ownership of Henderson

HHG will acquire a controlling interest of between 50-60 per cent in the parent company of Henderson (AMP Invest plc). The final level of ownership will be determined as a result of independent valuations of HHG group entities, to be conducted at the date of demerger.

The controlling interest will be acquired as part of a series of complex financing steps. The details of these steps are outlined in the separate investor presentation being released with this announcement (refer chart 13).

The outcome of the transactions will be that:

- HHG acquires direct majority ownership and voting control of AMP Invest;
- HHG's share of dividends from AMP Invest can be distributed when appropriate to HHG; and
- the Pearl shareholder fund improves its regulatory capital via the repayment of part of an inadmissible loan.

c. Undertaking a A$1.2 billion AMP Rights Offer to redeem the RPS

As previously flagged, AMP's RPS need to be refinanced as the demerger will trigger a regulatory event related to Tier 1 capital eligibility. Subject to the demerger proceeding and completion of the AMP non-renounceable rights offer, the RPS will be redeemed for cash in January 2004. They will be redeemed for face value plus the value of accrued distributions.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

The AMP rights offer will raise approximately A$1.2 billion to facilitate redemption of the RPS. The structure to be used is innovative, in that the rights offer will close before the demerger occurs. The rights offer is conditional upon the demerger proceeding and will be priced via an institutional bookbuild.

In addition there will be a cash payment to shareholders who choose not to take up their rights in the offer, to compensate them for the value of their rights not taken up.

Shareholders will be invited to subscribe a fixed dollar amount per existing AMP share for additional shares in the demerged AMP entity. This fixed amount will be A$0.77 for each share held, unless AMP reduces the size of the rights offer.

The number of new shares each shareholder receives will be determined by the price set in the institutional bookbuild. Existing shareholders will subscribe for new shares at a 10 per cent discount to this bookbuild price.

Existing shareholders who choose not to take up their rights or are not eligible to participate will have their entitlement sold into the bookbuild. They will receive approximately 8.2 cents per right not taken up (representing the value of their entitlement after costs, and subject to adjustment if AMP reduces the size of the rights offer).

The underwriters and joint lead managers for the rights offer are UBS and Macquarie Equity Capital Markets. Caliburn is the principal adviser to the rights offer.

The record date for the rights offer will be in late October 2003. The prospectus is expected to be sent to shareholders shortly after the EM, with the offer to close in early December 2003. The institutional bookbuild is expected to be held in mid-December and the new shares will commence trading shortly thereafter.

d Raising £100 million in additional capital in HHG

HHG also requires £100 million (A$246 million) to achieve the demerger objectives and buy out a majority of AMP Invest.

HHG intends to achieve this through an equity raising of at least £100 million to be held by 30 June 2004. Subject to market conditions, the most likely timing of the capital raising will be March/April 2004, when HHG is expected to enter the FTSE 250 index.

In the interim, with debt funding or further capital from AMP ruled out, the Board of HHG has determined that convertible loan notes are the best way to provide the additional capital required. UBS has entered into an agreement to subscribe for the convertible loan notes, subject to certain conditions.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Half the convertible loan notes (£50 million/A$123 million) will be drawn down at the time of the demerger. Up to a further £50 million, if required, will be drawn down at 30 June 2004 if the £100 million equity raising has not occurred by that time. It is intended that the convertible loan notes will be repaid using the proceeds of the equity raising.

If the UBS agreement is terminated – for example, due to a material adverse change to HHG - AMP will provide a standby commitment to subscribe for the notes.

Further details about the issue are contained in Attachment One.

2. Consulting Actuary's Report

The final Consulting Actuary's (CA) Report by Tillinghast-Towers Perrin will be included with the Explanatory Memorandum and contain:

- traditional embedded values (EVs) for both the Australian and UK businesses at 30 June 2003;
- market-consistent EVs (MCEVs) for both the Australian and UK businesses at 30 June 2003;
- reconciliation of the differences between the traditional and market-consistent approaches;
- value of six months' sales for the Australian business, using both traditional and market-consistent approaches; and
- information on proposed new 'realistic solvency' guidelines for the UK life businesses.

Background and information on MCEVs is contained in Attachment Two.

In the Australian Financial Services business, AMP believes the CA's draft report shows more value than shown in the June 2003 Investor Report. The market-consistent methodology shows higher valuations, compared with traditional results using a 5 per cent risk discount margin, for both EV and, in particular, value of six months' sales, even after allowing for some agency costs.

AMP believes this supports its illustrative use of a 3 per cent risk discount margin for the traditional EV, which is at the lower end of the range.

In the UK Life Services business, AMP believes the CA's draft report shows consistency between its market-consistent and traditional EVs, and supports the information provided in AMP's Investor Report as at June 2003. AMP also believes its illustrative use of a 5 per cent discount margin for the traditional EV, at the higher end of the range, has been validated.

The CA has also undertaken work on the potential impact of proposed new FSA 'realistic solvency' requirements. The new rules will begin in 2004 following feedback from industry and clarification of requirements by the FSA. It is possible that the consultation process will result in material changes to the draft rules.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Based on this work, AMP believes that its UK Life Services businesses should be able to meet Pillar 1 of the new requirements. It is not possible to assess the Pillar 2 requirements at this time.

AMP believes that this work shows that the timing of any capital releases to HHG shareholders from its UK Life companies will depend on building and maintaining an excess level of capital above FSA requirements.

Given the uncertainty around FSA requirements, any projections of capital releases would be speculative. It is likely that capital will be released over the long term, subject to performance, as the business runs off. However, it is unlikely that any material releases of capital will take place for a number of years.

3. Update on approaches for UK businesses

AMP has received a number of conditional proposals for its UK businesses. AMP believes these conditional proposals are not attractive relative to the demerger proposal, because they fail to reflect the intrinsic value of the businesses and they involve a continuing exposure through warranties and indemnities.

The demerger proposal therefcre currently remains the preferred option for maximising long-term shareholder value.

4. Timetable & conclusion

AMP expects to complete its demerger in 2003. The EM will be sent to shareholders in late October-early November, with an EGM to be held in early December. If approved by shareholders and the Court, the demerger will be effected in mid-December and the two companies will trade as separate entities in mid-late December.

Mr Mohl said that since the demerger was announced on 1 May 2003 – less than six months ago - AMP had secured the foundations for a highly complex split of its businesses.

"The demerger will unlock the underlying value of the businesses, with both AMP and HHG able to pursue strategies that reflect their strengths and capabilities," he said.

"For HHG, the business will be locally based and run by local management who are committed to the business. We have worked closely with the FSA to ensure the life businesses are appropriately capitalised and to secure and protect the interests of UK policyholders.

"In Australasia, AMP will once again play to its traditional strengths in helping people manage their financial well-being. All of AMP's stakeholders - shareholders, customers, employees and planners - look forward to the start of a new era when AMP will once again reaffirm its status as an icon in our community."

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Mr Mohl said that subject to ASIC and Court approval, shareholders would receive an EM within the next month, with the final decision to demerge then in their hands.

Shareholders will receive both an EM and a Rights Offer prospectus, which will be sent around the same time. A Shareholder Information line has been established to assist shareholders who have questions. Numbers are:

Australia: 1300 135 859
New Zealand: 0800 448 062
United Kingdom: 0800 783 3315
Rest of world: 61 3 9649 5410

Demerger information can also be found at www.ampgroup.com/demerger.

AMP is being advised on its demerger plans by Caliburn and UBS.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

ATTACHMENT 1

FURTHER DETAILS ON THE £100 MILLION HHG RAISING

HHG intends to undertake an issue of Ordinary Shares prior to 30 June 2004 to raise a net amount of at least £100 million (A$246 million) to complete the recapitalisation of HHG. This may coincide with the listing of HHG on the London Stock Exchange in December 2003 or occur in the first half of 2004.

Support for this fundraising is being arranged with UBS AG. Under the proposed arrangements, UBS has entered into a commitment with HHG and AMP to subscribe for up to £100 million of Convertible Loan Notes (CLNs) in HHG. The CLNs will have a yield of 5.5 per cent annum and a maturity of 364 days. On Demerger, HHG will draw down £50 million (A$123 million). If the proposed equity raising is completed prior to 30 June 2004 the £50 million will be repaid and CLNs cancelled.

HHG has the right to redeem some or all of the CLNs at face value plus accrued interest for cash at any time up to maturity.

If the proposed equity raising has not been completed by 30 June 2004, UBS AG will subscribe for the remaining £50 million of CLNs and AMP will undertake to limit its ability to sell its 15 per cent shareholding in HHG through to the release of HHG's financial results for the year ended 2004. Any CLNs still outstanding at 30 June 2004 (and in limited circumstances before then) can be converted without restriction at the lower of a 5 per cent discount to the prevailing HHG share price or at a price which equals the average of HHG's trading price over its first 20 days of trading. If the CLNs have not been redeemed or converted by the end of the 364 day term, they will be convertible into HHG Ordinary Shares at a 30 per cent discount to the average HHG trading price over the 20 trading days prior to maturity.

The arrangements with UBS AG are subject to certain termination provisions – for example if there is a material adverse change to HHG. To cover this contingency, AMP will provide a standby commitment to subscribe for the CLNs or purchase any outstanding CLNs on issue from UBS AG at their face value plus accrued interest. In these circumstances, all restrictions on AMP's ability to deal with its interest in HHG will lapse. If AMP holds the CLNs to maturity it may elect to convert the CLNs into Ordinary Shares or Preference Shares in HHG. The conversion of the CLNs into HHG Ordinary Shares by either UBS AG or AMP will not require any offer to be made to other HHG shareholders.

If these arrangements are terminated and the standby is called it is possible that (subject to AMP's overall financial resources at the time, the outcome of asset sales being conducted by AMP and the state of domestic and international financial markets), APRA could require AMP to undertake an equity capital raising to finance this commitment. It is expected that such an equity capital raising would only be required in the event of a series of significantly different outcomes from those currently anticipated.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

ATTACHMENT 2

EXTRACT FROM DRAFT CONSULTING ACTUARY'S REPORT (TILLINGHAST–TOWERS PERRIN)

Background and information on market-consistent embedded values

4.2 Market-Consistent Valuation Techniques

In recent years alternative methods for allowing for risk and the cost of capital in the determination of embedded values have begun to be used by the actuarial profession. These methods, known as market-consistent valuation techniques, are widely accepted in financial markets and are used in the pricing of a range of financial instruments. They allow for the cost of risk associated with writing life insurance and wealth management business in a more direct and specific way and remain valid in a broad range of circumstances, including periods of change in financial markets such as we have recently seen. For the purposes of this document, we will use the terms "Market-Consistent Embedded Value" and "Market-Consistent Value of Six Months' Sales" to refer to embedded value and value of six months' sales results developed using market-consistent techniques.

In determining Market-Consistent Embedded Value and Market-Consistent Value of Six Months' Sales results, the cost of assuming market-related risk is allowed for explicitly. As a consequence, a risk-adjusted discount rate is no longer required. Rather, the impact of market risk on economic value is assessed by firstly identifying the market-related risks to which the business is exposed and then pricing them relative to the pricing of similar risks observed in financial markets. We focus on market-related risk since, under modern finance theory, other risks that the market regards as diversifiable do not significantly affect value.

In respect of the business of AMP Financial Services and Life Services, the two most important market risks to be taken into account are: (i) risks associated with the provision of policyholder financial guarantees and options embedded within life insurance products; and (ii) risks associated with mismatches between assets and liabilities, and revenues and expenses.

In addition, Market-Consistent Embedded Values allow explicitly, rather than implicitly, for the costs associated with providing capital to support a business. These primarily arise from two sources: the cost of double taxation, and Agency Costs. Agency Costs is the term used in modern financial economics to refer to the cost of ceding direct control of the shareholders' capital to management. Agency Costs are discussed in greater depth in Section 4.3.

4.3 Key Aspects of Market-Consistent Valuation Methodology

The Market-Consistent Embedded Value comprises the aggregate of the net assets for the relevant companies, and the market-consistent value of in-force business, with an adjustment for the impact of corporate structure on value to the extent that this relates to the business currently in force.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

The market-consistent value of in-force business of a company can be determined by subtracting the market-consistent value of liabilities at the valuation date from the market value of tangible assets backing these liabilities.

The market-consistent value of liabilities has been determined by calculating the present value of expected future liability cash flows, allowing explicitly for the impact on value of mismatch risk and policyholder financial guarantees and options. Policyholder financial guarantees and options typically arise in respect of participating business - traditional, investment account and unitised with-profit - where any profits generated are shared between policyholders and shareholders, but losses above a certain level are borne fully by shareholder assets within the company.

In order to calculate the market-consistent value of liabilities, we have allowed for the impact on value of market-related risk by adjusting the future expected cash flows, rather than by discounting at a risk-adjusted rate of return. The adjusted cash flows (referred to as risk-neutral cash flows) are then discounted to their present day equivalent using market swap rates, as a proxy for risk-free rates. Throughout this report we use the term "risk-free rate" to refer to these rates.

We have made a specific allowance for the value of policyholder financial guarantees and options embedded within products. The amount of this allowance has been determined by performing stochastic projections under a range of possible future investment scenarios. We have used an economic scenario generator calibrated to market prices as at 30 June 2003 to produce scenarios of future interest rates, equity and property returns and inflation which are internally consistent. Payouts to policyholders were computed for each scenario, based on our understanding of the bonus and surrender value policies of the various companies. The payouts and other cash flows, projected on a risk-neutral basis, were discounted back to the valuation date using risk-free rates of return. The cost of policyholder financial guarantees and options was taken as the mean of the outcomes produced under the scenarios considered.

We have allowed, in the Market-Consistent Embedded Value, for certain costs of capital associated with writing business through a corporate structure. The capital costs we have allowed for relate to the impact of double taxation, investment expenses and Agency Costs.

Double taxation costs arise when the tax payable on earnings in respect of shareholders' assets held in a company differs from that which would have been payable had the shareholders owned the assets directly.

Agency Costs represent the mark down that shareholders may apply to the value of a company's economic equity because they do not have direct control over its use. The level of Agency Costs will depend on such factors as shareholders' perceptions of the quality of management, the quality of financial reporting and control, and the way in which the company may be expected to manage capital in the future. Agency Costs are therefore company and shareholder specific.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

In developing the Market-Consistent Embedded Value and Market-Consistent Value of Six Months' Sales for AMP Financial Services and Life Services, an element of Agency Cost is implicitly included in the best-estimate operating assumptions used within the projections. This is because the best-estimate operating assumptions, being based on historical and current experience, will automatically reflect the outworkings of the delegation of day-to-day control from shareholders to management. The most common example of this is in relation to expense assumptions.

In addition to this implicit allowance within the operating assumptions, shareholders may choose to allow for other sources of Agency Cost to reflect risks that would not be allowed for within standard operating assumptions. Such an additional allowance is highly subjective and shareholder dependent. For this reason, we have shown illustrative results on a range of potential assumptions regarding explicit Agency Costs. Illustrative Agency Cost allowances are expressed as a proportion of shareholder capital invested in the business, approximated by: (i) Market-Consistent Embedded Value prior to allowing for explicit Agency Costs; and (ii) Market-Consistent Value of Six Months' Sales prior to allowing for explicit Agency Costs, plus the initial expenses and capital requirements associated with this new business. Readers of this report should form their own view as to the need for, and level of, an explicit Agency Cost allowance when using the results shown.

The Market-Consistent Embedded Values shown in this report include the present value of the cost of policyholder financial guarantees and options as at the valuation date. They may be expected to fluctuate significantly in response to market movements to the extent that the options and guarantees are not hedged. It should be noted that whilst the methodology we have used captures the cost of investment mismatch, financial guarantees and options contained within policy liabilities, there are other material, non market-related, risks, as described in the Explanatory Memorandum, that are not allowed for in a Market-Consistent Embedded Value.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Demerger update

Andrew Mohl
Chief Executive Officer

10 October, 2003

AMP

Agenda

- Overview
- Demerger capital plan
- Consulting Actuary's Report (Tillinghast)
- Update on approaches for UK businesses
- Demerger timetable

Overview – Demerger entities

- AMP now has 'in principle' regulatory approval from APRA and FSA to demerge into two separate listed companies
  - EM to be released in late October, with demerger on track to be effected in December (if approved)
- AMP in Australasia will be a leading wealth management company with
  - 2.3 million customers
  - the largest superannuation provider and financial planning network in the market
  - one of the largest investment managers in Australasia, with A$70b[1] in total funds under management
- HHG in the UK will be a leading UK-based investment manager, supported by a large UK life business in run-off, which will
  - have £69b[1] (A$170b) in total funds under management
  - have about 5 million inforce policies in the restructured and secured life business
  - have the potential to release significant capital over the long term

[1] As at 30 June 2003

Overview - Capital structures of demerger entities

- **AMP will**
  - have total shareholder capital resources of A$6,027m
  - have total external debt of A$2,627m
  - undertake a A$1.2b Rights Offer to existing shareholders of shares in the post-demerger AMP to redeem the RPS
  - aim to maintain and/or improve on ratings target of strong A for AMP Life and at least strong BBB for AMP group
- **HHG will**
  - have total shareholder capital resources of A$5,812m
  - have minimal external corporate debt of £9m (A$22m) and convertible loan notes of £100m (A$246m) paid to £50m (A$123m) at time of demerger
  - have majority ownership of Henderson (through AMP Invest)

Overview - Consulting Actuary's Draft Report on demerger entities

- Consulting Actuary Tillinghast has confirmed market-consistent embedded values (MCEV) for AMP and HHG which demonstrate strong underlying value
  - A$6,084m for AMP Financial Services and A$118m for AFS's value of six months' sales, excluding explicit agency costs
  - £900m (A$2,214m) for UK Life Services excluding explicit agency costs which, together with the Directors' valuation of £416m (A$1,024m) for net assets in other businesses (predominantly Henderson) held by Life Services, gives a total MCEV of £1,316m (A$3,238m) for UK Life Services
- Market-consistent EVs contain specific costs for market risks and capital compared to the simple discount margin used to price risk in traditional EVs
- Tillinghast work demonstrates that UK Life Services should be able to meet Pillar 1 of the new UK regulations on capital adequacy, based on current FSA consultation paper and management plans

Demerger capital plan

Demerger capital plan – key elements

1. Restructuring external corporate debt and repaying all loans between demerged entities
2. Recapitalising HHG as a standalone company
3. Enabling HHG to achieve majority ownership of Henderson (through AMP Invest)
4. Redeeming RPS with proceeds of the AMP Rights Offer

Key elements of capital plan

1. **Restructuring external corporate debt and repaying all loans between demerged entities**

   - AMP will assume £1,041m (A$2,562m) of corporate external debt held or issued by its UK businesses and extinguish all material intercompany guarantees
   - About A$600m of corporate debt will be restructured in 2003, using proceeds of May capital raising, subject to achieving satisfactory pricing and maintaining appropriate liquidity
   - A$400m AMP UK Preference shares were repaid in June, improving capital position of AMP Life
   - £90m (A$250m)[1] loan from AMP Life to UK will be repaid prior to demerger, further strengthening AMP Life
   - Terms of AMP's income securities remain unchanged as result of demerger

[1] Hedged at exchange rate of 0.3557. All other £/A$ amounts converted at 0.4064, as at 30 June 2003.

Key elements of capital plan

2. Recapitalising HHG as a standalone company

- £157m (A$386m) injected, as disclosed in 1H03 Investor Report, in part to recapitalise UK Service Company
- £34m (A$84m) additional capital injected to facilitate demerger
- £116m (A$285m) additional injection which is returned to AMP
  - £26m to enable the purchase of HHG offshore companies currently owned by AMP Capital Investors
  - £90m for AMP Invest to repay AMP Life loan
- In return, AMP will hold a 15% stake in HHG
  - to recoup some of the recapitalisation costs
  - with limited ability to sell before the release of HHG's 2004 year-end results

Key elements of capital plan

2. Recapitalising HHG as a standalone company

Reconciliation

£m	Cash	Non-cash[1]	Total capital
Previously flagged			
Transfer of UK corporate debt to AMP[2]	**75[3]**	966	1,041
Repayment of AMP Life loan to AMP Invest		90	90
Recapitalisation as flagged in AMP's Half Year Investor Report[4]	**157**		157
Additional capital			
Transfer of Henderson offshore companies		26	26
Further capital injection to facilitate demerger	**34**		34
Total	**266**	1,082	1,348

1 Either no cash is required to facilitate these injections or the cash is returned to a company within the AMP Group
2 Based on 30 June 2003 exchange rates
3 Settlement gain on cross currency swap with AMP associated with the RPS, which will be settled in cash prior to demerger
4 In part to recapitalise UK service company

Key elements of capital plan

2. Recapitalising HHG as a standalone company

- HHG also requires £100m (A$246m) in additional capital to achieve demerger objectives (buyout majority of AMP Invest)
  - £50m at demerger; up to £50m at 30 June 2004
- HHG intends to achieve this through an equity raising of at least £100m to be held by 30 June, 2004
  - subject to market conditions, most likely timing is March/April 2004, when HHG is expected to enter the FTSE 250,
- In the interim, with debt funding or further capital from AMP ruled out, Convertible Loan Notes (CLN) will provide the additional capital required
- UBS has entered into an agreement to subscribe for up to £100m CLN, subject to certain conditions
- It is intended that the CLN will be repaid using the proceeds of the capital raising
- If the UBS agreement is terminated, for example due to a material adverse change to HHG, AMP will provide a standby commitment to subscribe for the notes

Key elements of capital plan

3. Enabling HHG to acquire majority ownership of Henderson

- HHG will acquire a controlling interest (between 50-60%) in AMP Invest[1] (the parent company of Henderson Global Investors) through
  - directing the majority of its capital injections into subsidiaries via AMP Invest
  - repayment of loans by AMP Invest to Pearl Shareholders Fund and AMP Life
  - the £50m (A$123m) proceeds of Convertible Loan Notes
- The balance of the interest in AMP Invest will remain with the shareholders' fund of Pearl Assurance plc
- The effect of this transaction will be that
  - HHG acquires direct majority ownership and voting control of AMP Invest
  - HHG's share of dividends from AMP Invest can be distributed when appropriate to HHG

[1] Name to be changed to HHG Invest

Key elements of capital plan

3. Enabling HHG to acquire majority ownership of Henderson



AMP COMPANIES
HHG Shareholders
1
Convertible Loan Notes
1
HHG plc
2
AMP (UK) Services Limited (UK Service operations)
AMP Invest plc
4
Pearl Assurance plc
London Life Limited
NPI Limited
3
Henderson Global Investors (Holdings) plc (UK Invest. operations)
National Provident Life Limited
Towry Law plc
AMP Virgin Holdings Limited

1. AMP injects net cash of £266m into HHG (refer slide 10) and provides HHG with £116m for repayment to AMP (refer footnote 3 below), in addition to £50m from Convertible Loan Notes. Total gross cash available to HHG is therefore £432m
2. HHG injects most of these proceeds into AMP Invest plc and AMP (UK) Services. This increases HHG's percentage ownership of AMP Invest relative to Pearl Assurance. This will result in HHG directly owning between 50% and 60% of AMP Invest.
3. AMP Invest uses £90m to repay the loan it has with AMP Life and Henderson Global Investors (Holdings) plc pays £26m in consideration of transfer of Henderson companies from AMP entities to HHG entities.
4. AMP Invest pays down inadmissible loan from Pearl by £50m.

Key elements of capital plan

4. Redeeming RPS with proceeds of AMP Rights Offer

- Demerger triggers regulatory event under terms of Reset Preferred Securities (RPS)
  - not all RPS amount will be considered Tier 1 capital after demerger
- Demerger also means RPS will lose ratings and tax efficiencies
- Regulatory event gives AMP right to exchange RPS for preference shares, convert to ordinary shares, leave outstanding or redeem for cash
- Subject to both the demerger proceeding and completion of the AMP Rights Offer, the RPS will be redeemed for cash in January 2004
  - RPS will be redeemed for face value plus accrued distributions

Key elements of capital plan

4. Terms of AMP Rights Offer

- AMP intends raising about A$1.2b through an underwritten, non-renounceable rights offer to facilitate cash redemption of the RPS
- Eligible AMP shareholders will be invited to subscribe a fixed dollar amount per existing AMP share for new AMP shares
- The number of shares each eligible shareholder receives will be determined by the price set by a bookbuild for the shortfall, discounted by 10% (and net of costs)
  - bookbuild to be held mid–December after rights offer closes, conditional on demerger becoming effective
- AMP shareholders who do not or can not take up their rights will have their entitlements sold in the same bookbuild and will receive an amount for the value of these rights (net of costs)
- The rights offer is underwritten by UBS and Macquarie Equity Capital Markets

Key elements of capital plan

4. Practical impact of AMP Rights Offer

- Eligible shareholder has right to subscribe a fixed A$0.77 per existing AMP share held for new AMP shares, eg holding 1000 shares gives right to buy A$770 worth of new AMP shares (unless AMP reduces size of rights offer)

- Subscription price paid for new AMP shares will be at a 10% discount to institutional bookbuild price

- Shareholder who forgoes right to buy AMP shares will receive an amount for the value of those rights (about 8.2c per right after costs, unless AMP reduces size of rights offer)

Reconciliation of capital plan

Capital raising and allocation

May / June 2003 raising	**A$1.72b**
Purchase of UK preference shares from AMP Life	A$400m
Repayment of £90m AMP Life loan[1]	A$250m
Restructuring corporate external debt	A$600m
UK recapitalisation (£157m and £34m cash)	A$470m
December 2003 Rights Offer	**A$1.2b**
Redemption of RPS	A$1.2b

[1] AMP Life loan hedged at exchange rate of 0.3557. Exchange rate used for all other £/A$ amounts is 0.4064, as at 30 June 2003

Reconciliation of demerger capital plan with 1 May announcement

Recap of 1 May capital objectives

- Equity from capital raising and asset sales used to retire debt
  - Level of external debt reduced
  - All corporate debt between demerged entities repaid
- 'New' Henderson appropriately capitalised, with minimal external corporate debt
- 'New' AMP strongly capitalised
  - Improving quality of capital with internal loans repaid

Reconciliation of demerger capital plan with 1 May announcement

- Changes to 1 May assumptions:
  - NPI Limited closed rather than sold
  - Other asset sales yet to be realised
  - Decision to strengthen HHG through direct majority ownership of Henderson
  - Higher demerger and business restructuring costs
  - Decision to redeem RPS, funded by A$1.2b AMP Rights Offer
- Pro forma shareholder capital resources of HHG have strengthened
- Pro forma balance sheet of AMP stronger than 1 May outline with A$1.2b AMP Rights Offer and 15% holding in HHG

AGAAP pro forma balance sheets - HHG

Pro forma statement of shareholder capital invested

Notional allocation	As as 30 June 2003		
$ million	**Net assets**	**Intangibles**	**Total capital**
Life Services	4,956	-	4,956
Pearl	3,683	-	3,683
London Life	671	-	671
Life Services Other	602	-	603
Henderson	406	817	1,223
Other Businesses (excluding Virgin Money)	69	180	249
Virgin Money	232	-	232
Corporate Office	181	-	181
Interbusiness unit holding[1]	(1,029)	-	(1,029)
Total shareholder capital resources	**4,815**	**997**	**5,812**
Of which:			
Ordinary equity	**4,670**	**997**	**5,667**
Convertible loan notes	**123**		**123**
External corporate debt	**22**		**22**

1 The interbusiness unit holding relates to Pearl Life funds' investments in Henderson ($797m) and Virgin Money ($232m)

AGAAP pro forma balance sheets - AMP

Pro forma statement of shareholder capital invested

Notional allocation	As at 30 June 2003			
$ million	**Minimum regulatory requirements[1]**	**Net assets**	**Intangibles**	**Total capital**
Australian Financial Services	1,623	3,330	735	4,065
AMP Life Statutory Funds	1,464	2,971	-	2,971
AFS other (excluding Bank)	30	166	735	901
AMP Bank	129	193	-	193
AMP Capital Investors	75	161	104	265
Cobalt/Gordian	392	725	-	725
Corporate Office[2]	4	1,097	-	1,097
Interbusiness unit holding[3]	-	(125)	-	(125)
Total shareholder capital resources	**2,094**	**5,188**	**839**	**6,027**
Of which:				
Ordinary equity		**2,561**	**839**	**3,400**
Hybrid equity (RPS)		**-**		**-**
External corporate debt		**2,627**		**2,627**

1 Tangible shareholder capital required to meet minimum prescribed regulatory requirements. For the AMP Life Statutory Funds this is net of $852m of regulatory requirements met by policy holder capital

2 Includes value of 15% HHG holding, based on Directors' valuation of £1.3b. Final value subject to market valuation.

3 Loan from Cobalt/Gordian to Corporate office is an admissible asset of Cobalt/Gordian

Consulting Actuary's Report (Tillinghast)

Tillinghast is preparing a Consulting Actuary's Report for inclusion in AMP's demerger Explanatory Memorandum. The values shown in this presentation have been extracted from a draft of this report and their interpretation requires additional information and explanation as included in that report and the Explanatory Memorandum. In particular, the Explanatory Memorandum provides information on product, regulatory, operational and insurance risks. The results were prepared for AMP Ltd and may not be relied upon by any other party except as ultimately presented in the Explanatory Memorandum. The results are currently in draft form and may be subject to change prior to finalisation and publication in the Explanatory Memorandum. The results include the impact of commitments agreed with regulators.

AMP

Consulting Actuary's Report – Market-consistent embedded valuations

- Market-consistent valuation techniques are widely accepted in financial markets and are used in the pricing of a range of financial instruments. They value cashflows consistently with the valuation of similar instruments in financial markets

- Traditional embedded valuations allow for the risk of achieving projected profits via the use of a single risk-adjusted discount rate. This methodology has significant limitations in the context of companies with thinly capitalised with-profit funds and where products contain significant guarantees and options

- Market-consistent valuation techniques calculate the present value of expected liability cash flows, allowing explicitly for the impact of market risk and policyholder financial guarantees and options. This involves financial modelling using an economic scenario generator calibrated to market prices at the valuation date

- Agency costs, which represent the markdown that shareholders may apply to the value of a company's equity because they do not have direct control over its use, are not explicitly included in the values shown on slide 24. Illustrative values including agency costs may be found in the Appendix

Summary of CA's report on AMP's embedded values and value of six months' sales

As at 30 June 2003

		AMP calculated traditional EV[1]	Tillinghast's traditional EV	Tillinghast's market-consistent EV[2]
AMP Financial Services (A$m)	Embedded Value	5,596	5,625	6,084
	Value of six months' sales	76	76	118
UK Life Services (£m)	Embedded Value	1,341/925[3]	845[3]	900[3]

1 At risk discount margins of 5% for comparability with Tillinghast

2 Excludes explicit allowance for agency costs

3 Excludes £416m of capital invested in other business units, including Henderson and Virgin. This reconciles with the A$1029m elimination for 'Interbusiness unit holding' on chart 20.

Reconciliation of CA's market-consistent embedded value to CA's traditional embedded value for AMP Financial Services

As at 30 June 2003

	Embedded value	Value of six months' sales
	A$m	A$m
Traditional value[1]	5,625	76
Removal of traditional cost of prudential capital[2]	352	19
Removal of traditional allowance for operating profit risk[3]	828	32
Allowance for policyholder financial guarantees and options	(116)	0
Allowances for other market related risks	(437)	(2)
Market-consistent cost of capital[4]	(168)	(6)
Market-consistent embedded value (excluding explicit agency costs)	6,084	118

1 At risk discount rates of 10% for Australian life insurance business, 11% for Australian unit trust business, 10.5% for New Zealand life insurance business and 11.5% for New Zealand unit trust business.

2 The traditional cost of prudential capital reflects the discount traditionally applied to the face value of capital as a result of using a risk adjusted discount rate.

3 The traditional allowance for operating profit risk reflects the use of a risk discount rate to value future profits.

4 The market-consistent cost of capital reflects the cost of double taxation and investment management costs in respect of the excess of projected total assets over policy liabilities. The market-consistent valuation assumes that AMP Life will continue to hold the target level of capital in excess of the capital adequacy requirement.

Reconciliation of CA's market-consistent embedded value to CA's traditional embedded value for UK Life Services

As at 30 June 2003

	Pearl & NPLL £m	London Life Ltd £m	Unit linked Service & other companies £m	Total £m
Traditional embedded value[1]	491	136	218	845
Removal of traditional cost of prudential capital[2]	248	11	17	276
Removal of traditional allowance for operating profit risk[3]	125	41	27	193
Specific allowance for risk				
Policyholder financial guarantees and options	(230)	(3)	0	(233)
Other market related risks	(32)	(3)	(9)	(44)
Market-consistent cost of capital[4]	(126)	(5)	(6)	(137)
Market-consistent embedded value (excluding explicit agency costs)	476	177	247	900

1 At risk discount rates of 9.4% for Pearl and NPLL and 7.4% for all other companies.
2 The traditional cost of prudential capital reflects the discount traditionally applied to the face value of capital as a result of using a risk adjusted discount rate.
3 The traditional allowance for the operating profit risk reflects the use of a risk discount rate to value future profits.
4 The market-consistent cost of capital reflects the cost of double taxation and investment management costs in respect of the excess of projected total assets over policy liabilities. The market-consistent valuation assumes HHG will continue to hold capital in accordance with the regulatory requirements.

Implications of CA's review of embedded values

- AMP Financial Services EV and value of six months' sales on MCEV basis are significantly higher than traditional EV basis at 5% risk discount margin
- Pearl and NPLL traditional EVs are based on a risk discount margin of 5%. This is high by market norms and produces a result broadly in line with the MCEV
- Traditional EVs of London Life and unit-linked companies are based on a risk discount margin of 3%. This is in line with market norms but due to the low level of investment risk in these companies, produces a traditional EV less than the MCEV

Implications of CA's review of embedded values
- AMP's view

- AMP illustrative use of 3% discount margin for AMP Financial Services (lower end of the range) validated
- UK Life Services MCEV broadly similar to traditional EV (even after allowing for a moderate level of agency costs)
- AMP illustrative use of 5% discount margin for UKLS (higher end of the range) validated

CA's realistic balance sheets for UK life companies

As at 30 June 2003

£m	Pearl	National Provident Life[1]	London Life
Admissible assets	14,874	7,915	2,865
Adjustment for non-profit business	(3,471)	105	(1,122)
Available assets	11,403	8,020	1,743
Realistic liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover risk capital margin	386[2]	201	29
Risk capital margin	(311)	(151)	(29)
Free capital	75	50	0

The results are based on Consultation Paper 195 produced by the FSA in August 2003. As a consultation paper, it may change. Results reflect the Pillar 1 assessment. Pillar 2 is the Individual Company Assessment that is to be agreed with the FSA but is not disclosed. It is not possible to assess Pillar 2 requirements at the current time.

1 Future changes to NPLL's asset mix have been assumed in preparing these numbers, which have contributed £100m to NPLL and, as a result of the corporate structure, to Pearl.

2 Asset values reflect current admissibility rules. If FSA removes the option to market value non-insurance undertakings (refer Consultation Paper 145), the level of inadmissible assets in Pearl could increase by up to £210m, other things being equal, from January 2005.

CA's realistic balance sheets for UK life companies - AMP's views

- Pearl, National Provident Life and London Life expected to meet proposed new 'realistic' capital adequacy guidelines
- Assets available to cover risk capital margin (RCM) projected at over £600m (A$1470m) with free capital above RCM of £125m (A$269m)
- Capital position is expected to strengthen over long-term, with run-off of closed books

CA's review of UK life companies' capital releases – AMP's view

- Release of capital depends on building and maintaining an excess of capital beyond FSA requirements
- Shareholder capital is likely to be released over the long term, subject to performance, as the business runs off; however it is unlikely that any material releases of capital will take place for a number of years
- Projections of likely capital release are subject to considerable uncertainty given new FSA consultation paper

Update on approaches for UK businesses

Approaches for UK businesses

- Conditional proposals have been received for UK businesses
- These conditional proposals were not attractive relative to the demerger proposal because
  - they fail to offer shareholders the intrinsic value of the businesses
  - they involve a continuing exposure through warranties and indemnities
- Demerger currently remains preferred option for separating businesses into regional companies and maximising long term shareholder value

Demerger timetable

Date	Event
October 2003	➢ ASIC and Federal Court approvals of EM
Late October 2003	➢ EM released
Late October 2003	➢ Record date for AMP Rights Offer
Late November 2003	➢ UK Listing Particulars released for LSE listing
Early December 2003	➢ EGM held
Early December 2003	➢ Closing date for AMP Rights Offer
Mid December 2003	➢ Demerger effected, if approved
Mid December 2003	➢ Institutional bookbuild to determine price of AMP Rights Offer
Mid-late December 2003	➢ AMP and HHG listing on ASX ➢ Intention to list HHG on LSE
January 2004	➢ RPS redeemed for cash, if demerger effected

Conclusion

- "Moving parts" have been resolved to satisfaction of Boards and regulators
- Proposal is broadly in line with 1 May announcement despite many complexities encountered since proposal first outlined
- Interests of key stakeholders have been well served
- Balance sheets and valuations of AMP and HHG demonstrate the strong underlying value in our businesses
- AMP is on track to achieve demerger in 2003

Appendix

CA's traditional embedded value for AMP Financial Services

Components of traditional embedded value[1] (EV) and value of six months' sales as at 30 June 2003

	A$m
Adjusted net assets [2]	3,361
Value of in-force business	2,615
Cost of prudential capital	(352)
Traditional embedded value	5,625
Traditional value of six months' sales[3]	76

1 At risk discount rates of 10% for Australian life insurance business, 11% for Australian unit trust business, 10.5% for New Zealand life insurance business and 11.5% for New Zealand unit trust business

2 Includes A$290m value of imputation credits in respect of existing net assets

3 Sales over the period 1 January 2003 to 30 June 2003

4 Includes the value of associated imputation credits at 70% of face value. The total value of Australian imputation credits included is $830m in respect of the traditional embedded value and $17m in respect of the traditional value of six months' sales. The total value of New Zealand imputation credits included is zero in respect of both the traditional embedded value and the traditional value of six months' sales

Reconciliation of CA's traditional EV to 1H03 Investor Report for AMP Financial Services

As at 30 June 2003

	Embedded value A$m	Value of six months' sales A$m
Value in AMP Investor Report[1]	5,596	76
Differences in assumptions	29	10
Differences in projection models & methodology	14	(10)
Difference in valuation scope[2]	(13)	0
Traditional value	5,625[3]	76

1 At risk discount margin of 5% for comparability with Tillinghast

2 AMP Sanmar excluded

3 Numbers do not add because of rounding

CA's market-consistent embedded value for AMP Financial Services

Components of market-consistent embedded value (MCEV) and value of six months' sales as at 30 June 2003 (excluding explicit agency costs)[1]

	A$m
Adjusted net assets[2]	3,361
Market-consistent value of in-force business	2,891
Cost of capital	(168)
Market-consistent embedded value	6,084
Market-consistent value of six months' sales[3]	118

Includes the value of associated imputation credits at 70% of face value. The total value of Australian imputation credits included is $1,074m in respect of the market-consistent embedded value and $29m in respect of the market-consistent value of six months' sales. The total value of New Zealand imputation credits included is zero in respect of both the market-consistent embedded value and the market-consistent value of six months' sales.

The values do not take account of the impacts of market risk on cash flows other than those driven directly by investment returns.

1 Agency costs represent the markdown that shareholders may apply to the value of a company's economic equity because they do not have direct control over its use. They depend on such factors as shareholders' perceptions of the quality of management, the quality of financial reporting and control and the way in which the company may be expected to manage capital in the future. Agency costs are therefore company and shareholder specific

2 Includes A$290m value of imputation credits in respect of existing net assets

3 Sales over the period 1 January 2003 to 30 June 2003

CA's market-consistent embedded value and value of six months' sales for AMP Financial Services, with illustrative agency costs

As at 30 June 2003

A$m	Illustrative level of agency costs[1]		
	0%	2.5%	5%
Market-consistent embedded value (excluding explicit agency costs)	6,084	6,084	6,084
Agency costs	0	(152)	(304)
Market-consistent embedded value (including agency costs)	6,084	5,932	5,780
Market-consistent value of six months' sales (including agency costs)	118	109	101

[1] Expressed as a proportion of shareholder capital invested in the business, approximated by (i) market-consistent embedded value; and (ii) market-consistent value of six months' sales plus the value of initial expenses and capital requirements

CA's traditional embedded value for UK Life Services

Components of traditional embedded value[1] as at 30 June 2003

	Pearl & NPLL £m	London Life Ltd £m	Unit linked, Service & other companies £m	Total £m
Adjusted net assets	291	21	181	493
Value of in-force business	448	126	54	628
Cost of capital	(248)	(11)	(17)	(276)
Traditional embedded value	**491**	**136**	**218**	**845**

1 At risk discount rates of 9.4% for Pearl & NPLL, and 7.4% for all other companies, representing margins above gilt rates of 5% and 3% respectively

Reconciliation of CA's traditional embedded value to 1H03 Investor Report for UK Life Services

Reconciliation of traditional embedded value to AMP Investor Report as at 30 June 2003

	£m
Embedded value in AMP Investor Report[1]	1,341
Differences in assumptions	59
Differences in expense methodology[2]	(129)
Other differences	(10)
AMP Investor Report embedded value after adjustments	1,261
Differences in business capital allocation[3]	(416)
Traditional embedded value	845

1. Traditional EV in 1H03 Investor Report is based on a 5% discount margin.
2. Major differences include no allowance for future expense saving of £88m and a reduction of £41m to reflect Life Services' share of the staff pension scheme deficit.
3. Excludes all capital in other business units eg Henderson, Towry Law and Virgin Money held by Life Services. The elimination of these net assets avoids the double counting of capital, which is allowed for in the 1H03 Investor Report by a separate elimination item.

CA's market-consistent embedded value for UK Life Services

Components of market-consistent embedded value (MCEV) as at 30 June 2003 (excluding explicit agency costs)

	Pearl & NPLL £m	London Life Ltd £m	Unit linked, Service and other companies £m	Total £m
Adjusted net assets	291	21	181	493
Market-consistent value of in-force business	311	161	72	544
Cost of capital	(126)	(5)	(6)	(137)
Market-consistent embedded value	476	177	247	900

CA's market-consistent embedded value for UK Life Services, with illustrative agency costs

As at 30 June 2003	Illustrative level of Agency costs[1]		
£m	0%	2.5%	5%
Market-consistent embedded value[2] (excluding explicit agency costs)	900	900	900
Agency costs[3]	0	(23)	(45)
Market-consistent embedded value (including agency costs)	900	877	855

1 Expressed as a proportion of shareholder capital invested in the business, approximated by market-consistent embedded value.

2 The values do not take account of the impact of risk on cash flows other than those driven directly by investment returns.

3 Agency costs represent the markdown that shareholders may apply to the value of a company's economic equity because they do not have direct control over its use. They depend on such factors as shareholders' perceptions of the quality of management, the quality of financial reporting and control and the way in which the company may be expected to manage capital in the future. Agency costs are therefore company and shareholder specific.

117

AMP

ASX Announcement

10 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **117/03**

Confirmation of Briefings

AMP Limited will be holding open briefings to discuss financial details of its proposed demerger. The details have been released to the Australian Stock Exchange on 10 October 2003.

AMP will hold two open briefings to discuss the financial details. Both will be webcast live via AMP's website (www.ampgroup.com). A media briefing will be held on 10 October at 10.30am and an analysts briefing on 13 October at 10.00am.

One-on-one meetings with both investors and analysts will be held in the weeks following these briefings to discuss financial details of the proposed demerger.

A copy of presentation materials to be used in all briefings will be posted on the AMP website.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

118

AMP

ASX Announcement

10 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 118/03

Appendix 3B – New issue announcement – AMP International Employee Share Ownership Plan and Performance Share and Option Plan

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,199
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	• N/A to the 6,199 shares issued under the AMP International Employee Share Ownership Plan. • 15,000 shares issued under the Performance Share and Option Plan: Exercise price: Nil Expiry date: 09/03/2004

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	AUD 6.63 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 6,199 shares were issued pursuant to the AMP International Employee Share Ownership Plan; and • 15,000 shares were issued pursuant to the Performance Share and Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 October 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,434,076 + 21,199 ------------------- 1,523,455,275	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 20,830,773	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 October 2003

Print name: Sharyn Page, Assistant Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

119

AMP

ASX Announcement

14 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **119/03**

AMP clarifies media report

AMP Limited wishes to clarify media reports today about proposed writedowns in the value of its UK operations as part its demerger.

AMP first informed the market of the need for a possible reduction in the carrying value of its UK operations, as a consequence of its demerger, in its interim results announcement on 20 August 2003.

A reduction would be needed to account for any difference between the current book value of the UK operations, and the expected market value of the operations at the time of listing (December 2003).

It is not possible for AMP to quantify the exact size of the expected reduction in the carrying value, as the market value is yet to be determined. However on the basis of the Directors' current valuation of the UK operations of £1.3 billion, it is expected that the reduction in carrying value is likely to be around £1 billion (A$2.4 billion).

The final reduction will be contained in AMP's accounts for the year to 31 December 2003, to be announced in early 2004.

If the demerger does not proceed, the reduction in the carrying value would not be necessary.

This reduction is a non-cash item and is required under Australian accounting standards. The shareholder capital resources of 'new' AMP of A$6.027 billion, as announced on 10 October 2003, are unaffected by the final reduction in carrying value.

Any reduction will have no impact on the financial strength of 'new' AMP.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

120

ASX Announc

03 NOV 13 AM 7:21

15 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 120/03

AMP seeks trading halt in securities

AMP Limited tonight announced that it planned to request a trading halt in its securities from the Australian Stock Exchange (ASX) and New Zealand Stock Exchange (NZX) on Thursday 16 October 2003.

AMP's Explanatory Memorandum (EM) is currently being reviewed by the Federal Court of Australia to enable the calling of the Extraordinary General Meeting to approve the demerger.

At the hearing today before Justice Emmett, a number of matters were discussed including potentially market sensitive information.

AMP Chief Executive Officer Andrew Mohl said that given the discussion of this information before the Court, AMP believed it was in the best interests of all its shareholders to request a trading halt until the court makes its orders.

AMP hopes to be in a position to release the EM tomorrow. To assist investors AMP will be lodging three separate statements covering AMP Limited, the new AMP and HHG.

AMP will ask the ASX and the NZSE to reinstate trading in its shares following lodgement of these documents.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +91 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

121

AMP

ASX Announcement

16 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **121/03**

Part One:	AMP's Explanatory Memorandum receives Court approval
Part Two:	AMP outlines future direction and structure
Part Three:	HHG PLC outlines strategic direction

03 NOV 13 AM 7:21

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

16 October 2003

AMP's Explanatory Memorandum receives Court approval

AMP Limited has publicly released the Explanatory Memorandum (EM) for its planned demerger, following Federal Court approval today for the demerger meetings to be held later this year.

AMP Chairman Peter Willcox said Directors were unanimously recommending that shareholders support the demerger, which will create two regionally-based entities: AMP in Australasia and HHG in the United Kingdom.

"Your Board believes that the proposal to demerge will help unlock the underlying value of AMP and HHG for shareholders and that this value is more likely to be reflected in the share prices of the two companies than it will be if the AMP Group remains whole," Mr Willcox tells shareholders in the Letter from the Chairman accompanying in the EM.

"Your Directors and I believe that the benefits of this proposal outweigh the disadvantages and risks.

"This is confirmed by an Independent Expert's report. This report concludes that the demerger is in the best interests of AMP shareholders on the basis that no offer to acquire the United Kingdom businesses has been made on preferable terms."

In the EM, Mr Willcox also tells shareholders that there were no easy solutions to AMP's problems, and that the Board was determined to find long-term solutions that would draw on the strengths in the company and prevent a recurrence of past problems.

"We have worked to create two separate companies that we expect will be strong and successful, with simpler and more transparent structures. We believe that this should unlock the underlying value of AMP and HHG and provide existing AMP shareholders with more choice in their investments, as well as broadening the investor base by attracting new shareholders to both companies," he says in the EM.

The EM has been divided into 16 sections to make it easier for shareholders to navigate, including key elements of the proposal to demerge (Section 1), benefits, disadvantages and risks (Section 2), AMP after the demerger (Section 4) and HHG after the demerger (Section 6).

The EM also contains a number of external reports including the Independent Expert's report by Rothschild (Section 12), an Independent Accountant's report by Ernst & Young (Section 13) and the Consulting Actuary's report by Tillinghast-Towers Perrin (Section 14).

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Benefits of the demerger outlined in the report include:

- the demerger will create separate regional businesses. Both AMP and HHG will be primarily focused on their home markets and will pursue an independent strategy that is consistent with their strengths and capabilities;
- the demerger will simplify the corporate structures of the two entities, making them easier to understand and evaluate;
- AMP and HHG will have separate listings, separate trading values and direct access to capital markets and this will provide more flexibility for each company to participate in industry consolidation; and
- more investors will be attracted to invest in either AMP or HHG, while existing AMP shareholders will be able to choose whether to continue to invest in AMP, or HHG, or both.

The disadvantages of the proposal to demerge outlined in the report include the cost of the demerger at approximately A$214 million before tax (A$193 million after tax). The bulk of these costs are for financial advisory, legal, accounting and other advisory and experts' fees in respect of the demerger and the London Stock Exchange listing of HHG as part of the demerger (A$99 million); establishing AMP and HHG as separate entities (A$46 million); shareholder and policyholder communication costs (A$35 million); and the cost of printing and distributing the EM (A$14 million). Other costs will also be incurred, including rights offer costs and business restructuring costs.

About 50 per cent of the demerger costs will have been incurred, or committed, by the time of the meetings to approve the demerger.

Mr Willcox said the costs of the demerger reflected the extremely complex nature of the transaction, and the fact that it covered multiple jurisdictions.

The Independent Expert, Rothschild, also identifies a number of benefits in the demerger proposal including:

- the removal of risk of further brand damage to the Australasian franchise;
- the removal of structural impediments to a takeover of AMP;
- the insulation of AMP from any continuing demands for capital from HHG; and
- better alignment of shareholder and employee interests.

The costs and consequences identified by the Independent Expert include the impact on the capital structure, the costs of raising new equity capital and ongoing links between AMP and HHG.

Mr Willcox said that since announcing the proposal to demerge, AMP has been approached by several parties interested in acquiring the United Kingdom businesses.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

"These approaches have led to conditional proposals being submitted in respect of these businesses. These proposals are not attractive relative to the proposal to demerge as they presently fail to fully reflect the intrinsic value of the businesses and involve continuing exposure through warranties and indemnities," he says in the EM.

"While the proposal to demerge remains the preferred option, it is possible that these proposals could, with the improvement in equity markets and valuations, result in a firm offer being made for the United Kingdom businesses, which the Directors may consider to be a better outcome than the demerger."

The Independent Expert has indicated that if an offer for the UK businesses is received on terms that could be considered preferable to the demerger proposal, it reserves the right to reconsider its opinion.

"Furthermore, if the Directors receive any offers in respect of the Australasian businesses, they will consider them and act in the best interests of AMP shareholders," Mr Willcox says in the EM letter to shareholders.

The EM will be sent to shareholders in about two to three weeks, with printing due to start early next week.

Shareholders will receive a number of documents including an EM of around 600 pages, a letter from the Chairman, a proxy form to vote and a reply paid envelope.

Mr Willcox said that while a number of AMP shareholders had indicated they did not want to receive the demerger documentation, the company is legally obliged to distribute the information to all shareholders. However, he said AMP was pleased the Court would allow AMP to distribute the document electronically.

Around 42,000 AMP shareholders have registered to receive the document electronically – almost 30,000 on CD Rom and the balance via email. This includes about 35,000 in Australia, 2,600 in New Zealand and the rest primarily in the UK.

For the demerger to proceed, shareholders will be asked to approve three resolutions.

The first, the capital adjustment resolution, will restructure AMP's capital to ensure shareholders hold the same number of shares in each of AMP and HHG after the demerger, as the number of AMP shares held before the demerger.

The second is the RPS Preference share cancellation resolution. Cancellation of the RPS Preference shares is being sought due to the proposed redemption of the RPS.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

The third resolution is the demerger resolution, which will approve the demerger.

Both the first and third resolutions need to be approved for the demerger to proceed and the demerger resolution must be approved by both:

- a majority in number of AMP's almost 1 million shareholders who decide to vote; and
- at least 75 per cent of the votes cast on the resolution.

If the demerger is approved by shareholders, a further court order approving the scheme of arrangement needs to be made. It is expected that by the end of 2003, AMP and HHG shares will be traded separately.

AMP shares will be traded on the Australian and New Zealand stock exchanges. HHG intends to list its shares on the London Stock Exchange while in Australia, CHESS Depositary Interests (CDIs) will be traded. CDIs are a form of security commonly used to allow trading on the ASX of shares of companies that are incorporated in foreign countries. HHG CDIs or shares will not be listed on the New Zealand Stock Exchange.

The general meeting and scheme meeting of shareholders to approve the demerger will be held on 9 December 2003 at the Hordern Pavilion at Fox Studios in Sydney, commencing at 9am. Shareholders can vote by either attending the meeting or returning their proxy form.

"On behalf of the Directors, I encourage you to vote on the proposal to demerge and have your say on the future of AMP," Mr Willcox says in the EM.

Media Inquiries
Karyn Munsie
+612 9257 9870
0421 050 430

Matthew Coleman
+612 9257 2700
0421 611 138

Investor Inquiries
Mark O'Brien
+612 9257 7053

Note on EM
AMP's Chairman's letter and EM will be available from the evening of the 16 October 2003 as PDF documents on AMP's website at www.ampgroup.com. Printed and bound copies are not expected to be available until late October, when despatch to shareholders commences

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

16 October 2003

AMP outlines future direction and structure

The Australasian-based operation of AMP Limited has today outlined key post-demerger details such as pro-forma forecast financial information, strategy, structure and remuneration.

This follows the review of the Explanatory Memorandum (EM) by the Federal Court to enable shareholder meetings to approve the proposed demerger to proceed.

AMP Chief Executive Officer Andrew Mohl said a wealth of information about the new AMP was contained in the EM, providing tangible evidence of the strength and value in the business.

"The demerger will bring AMP back to its roots and allow us to totally focus on our 2.3 million customers in Australia and New Zealand," Mr Mohl said.

"AMP will have the largest financial planning network in Australia, be the largest superannuation provider and remain one of the country's largest investment managers.

"We encourage all our shareholders to read the EM so they understand the post-demerger AMP and our vision for the company - to help people manage their financial well-being to enjoy the future they want."

Mr Mohl said the post-demerger AMP would include the core business units of AMP Financial Services (AFS) and AMP Capital Investors, as well as Cobalt/Gordian (which remains under review). Key sections on AMP in the EM include:

Pro-forma forecast financial information for year to 31 December 2003

Pro-forma financial results (Section 5 of the EM) for new AMP for the year to 31 December 2003 have been estimated in a range, based on investment return assumptions. Net profit after tax forecasts range from a low of A$362 million to a high of A$495 million. Based on current market levels, the result is likely to be closer to the top end of the forecast range.

Forecast operating margins in 2003 for AFS range from A$347 million to A$383 million and for AMP Capital Investors, from A$63 million to A$65 million.

In 2002, AFS pro forma operating margins were A$329 million and AMP Capital Investors were A$95 million.

Mr Mohl said the results demonstrated the continued underlying improvement in AFS.

"Overall, the 2003 result for AFS looks likely to be significantly stronger than the previous year, notwithstanding a difficult business and market environment, demonstrating the resilience and potential of AFS," he said.

Mr Mohl noted that for the year to 31 December 2003, the results of AMP Limited would differ from the pro-forma forecasts provided. This is because in addition to the uncertainties of forecasts, the final results will include other elements such as HHG PLC results from 1 January 2003 until the effective demerger date; restructure and transaction costs; and the potential reduction in the carrying value of the UK operations based on the market value of HHG.

AMP outlook & strategy

Post demerger, AMP intends to grow the profitability of its businesses by implementing its corporate strategic objectives (Section 4.1.5) which are to:

- regain investor and wider market support as a listed company;
- build trust in AMP's brand;
- improve productivity and deliver unit cost reductions;
- maximise integration synergies; and
- develop a high performance culture within AMP.

As the EM outlines in Sections 4 & 5, AFS is well positioned in the Australian wealth management business and will continue its focus on advice-based distribution, leveraging its strong market position to further reduce unit costs.

The EM outlines that the AFS cost base, excluding AMP Banking, is expected to decrease by at least 15 per cent compared with 2002. The 2003 cost base is expected to be less than A$520 million, compared with the A$560 million target announced in December 2002. The cost base has been further reduced despite increasing spending on brand, one-off adviser incentive payments and discretionary projects.

AMP Banking has undergone a significant restructuring programme in the last year to focus on mortgages and retail deposits in Australia. This restructuring is resulting in a significant improvement in 2003 profit margins, which are expected to be around A$7 million, compared with a loss of A$8 million in 2002.

More broadly, persistency levels are expected to decrease marginally in 2003 due to weak investment markets, but with no long term impact.

In terms of AMP Capital Investors, the operating margin is expected to be 33 per cent lower in 2003 than the previous year. This reduction is due to a return to normal tax levels following payments received for tax losses in 2002 and the loss of income from listed property trusts in the second half of the year.

Costs in the second half of 2003 remain comparable to the first half, excluding expenses related to listed property trusts.

In terms of the longer term outlook for new AMP, the EM notes that market conditions have continued to be challenging for AMP's businesses throughout 2003. Market conditions are expected to improve but will remain uncertain going into 2004.

"Nevertheless, the Board believes that the underlying fundamentals of AMP's businesses, together with the emergence of long term benefits expected to be derived from the demerger, will result in AMP being well positioned to take advantage of expected improvements in the Australian wealth management market and for it to achieve its strategic objectives," the EM says.

"The Board is confident of AMP's prospects for sustained growth in the future.

"Subject to investment market conditions, the Board expects profit after income tax to increase in 2004. This will be driven by higher operating margins in AFS and lower corporate office costs, offset in part by lower earnings in AMP Capital Investors due to the loss of the listed property trusts in 2003."

The Directors' intended dividend policy for AMP is to distribute approximately 60 per cent of the available operating profit after tax in the form of dividends. The payment of dividends will be subject to approval by APRA while consolidated retained earnings are negative.

Consulting Actuary's Report

The final versions of the Consulting Actuary's report are contained in the EM (see Section 14), including information on sensitivities. As AMP said last week when the draft information was released, it believes the new methodology shows higher valuations compared with traditional results using a 5 per cent risk discount margin for both embedded values and, in particular, value of six months' sales (Australian business). This is even after allowing for some agency costs.

AMP Board and senior management

The AMP post-demerger Board of Directors is outlined in Section 4.6.1 of the EM. It will comprise a non-executive Chairman (Peter Willcox), five non-executive Directors (Richard Grellman, Pat Handley, Meredith Hellicar, Peter Mason and Nora Scheinkestel) and one executive Director (Andrew Mohl).

Current UK-based AMP Directors, Lord Killearn and Roger Yates, will step down from the Board on or before the demerger date.

Pat Handley and Andrew Mohl will also be on the HHG Board. AMP Directors considered it appropriate that Mr Handley and Mr Mohl hold both directorships.

The AMP Board will continue to have three standing committees, comprised only of independent non-executive Directors. These are the Board Audit & Compliance Committee, the Board Nomination Committee and the Board Remuneration Committee.

AMP's Australian-based Senior Management Team (see Section 4.6.2) will be unchanged following the demerger with the exception of the General Manager, Strategy & Development, Marc de Cure, who will leave AMP in the first quarter of 2004.

"Marc stayed on at AMP at my request to oversee a new strategic direction for AMP which culminated in the proposal to demerge. He has been a valuable contributor to AMP and with the demerger drawing to a close, he is looking forward to his next challenge," Mr Mohl said.

Following this departure, the Strategy & Development team will report to Peter Hodgett (who will also continue as General Manager, Human Resources).

Staffing

As a result of the demerger, AMP will become a smaller, regionally-focused organisation.

There will be a reduction of around 100 positions following the demerger, primarily in AMP's Corporate office (see Section 4.6.3).

AMP Capital Investors' employee numbers will reduce by the end of 2003, due primarily to changes to its listed property trust business.

By the end of the first quarter of next year, AMP will have approximately 4,100 employees.

Remuneration

New remuneration arrangements apply to the Board of Directors, Chief Executive Officer and Senior Management Team as part of the demerger process (see Sections 10.10-10.16).

Due to the reduction in size and scope of AMP's operations after the demerger, the remuneration of the Directors and senior management has been reduced.

Board of Directors

If the demerger proceeds, the Directors' fees will be reduced by 10 per cent, and the Chairman's fees by 23 per cent.

The Board also proposes to put to the 2004 Annual General Meeting a resolution to reduce the maximum fee pool for Directors. A 40 per cent reduction from the current maximum aggregate sum of fees payable to non-executive Directors of A$2.5 million to A$1.5 million (plus statutory superannuation) is expected.

Chief Executive Officer

The Board has agreed with CEO Andrew Mohl a variation in terms of his current contract if the demerger proceeds.

His current contract, which commenced 7 October 2002, is for an unlimited period. This has been amended to a five year fixed term, from the commencement of his role as CEO through to 7 October 2007.

Mr Mohl's revised terms of annual remuneration include three elements:

1. Base salary – a reduction of 10 per cent to A$1.35 million;
2. Short term incentives – a reduction of 31 per cent in the maximum amount payable. This payment is dependent on performance and can now range from zero to a maximum of A$2.7 million. This amount will be payable in cash only;
3. Long term incentives – a reduction of 33 per cent in the maximum amount payable. This payment will be made in rights to shares, which are subject to performance hurdles. This payment will range from zero to A$2.025 million.

Mr Mohl's total potential remuneration in a year under his revised contract will range from A$1.36 million to A$6.09 million. Under the current contract, Mr Mohl's total potential remuneration could range from A$1.51 million to A$8.41 million. The reduction in maximum potential remuneration is 28 per cent.

Mr Mohl's termination payments have also been reduced from October 2005 under the revised contract.

Further details on Mr Mohl's current and revised contract are in Attachment One.

Senior Management Team

The base pay of direct reports to the CEO will also be reduced by 10 per cent and their maximum potential remuneration by 19 per cent.

Restructure and retention payments to effect the demerger

The Board of Directors recognises that the demerger will mean significant changes to the roles of many employees in AMP. Recognising this, the Board has put in place a one-off restructure and retention program to cover key employees who are either critical to the demerger proposal, or to those parts of the business significantly impacted by the demerger.

The maximum potential cost of this programme to AMP's business is approximately A$12.7 million before tax, which represents approximately 3 per cent of total Australian employment expenses per annum.

This includes payments to 58 employees in 'new' AMP. Mr Mohl is eligible for a one-off payment as part of this programme of A$2.25 million.

Payment arrangements vary from employee to employee. All payments are conditional on factors such as the achievement of performance targets. A sub-committee of the Board Remuneration Committee has the discretion to determine the details of the payments and when these payments will be made, however, it is intended that these payments will be spread over a six month period commencing on completion of the demerger. Employees who resign will forfeit any unpaid amounts.

AMP Chairman Peter Willcox said the programme recognised the fact that a number of employees critical to the demerger process were likely to lose their jobs, or have their roles significantly restructured, post demerger.

"We were particularly worried about 'key person' risk during this process, which in some instances could have had a significant impact on the progress of the demerger. Some investors and clients also wanted reassurance that we would retain key staff throughout this process," Mr Willcox said.

"Ultimately, the Board's decision is vindicated by the fact that AMP and HHG have retained 98 per cent of the employees covered by the programme who have worked under extraordinary circumstances to achieve the demerger timetable to this point."

Conclusion

Mr Mohl said the EM provided a comprehensive overview of AMP's business and outlook for shareholders to review ahead of their vote on the demerger.

"There is no doubt that the demerger process has been difficult but we are now in the final stages. We are confident that AMP is in great shape to meet the challenges of 2004," Mr Mohl said.

"We particularly look forward to being able to focus totally on the business and enhancing AMP's already strong position in the Australian wealth management industry."

Media Inquiries
Karyn Munsie
+612 9257 9870
0421 050 430

Matthew Coleman
+612 9257 2700
0421 611 138

Investor Inquiries
Mark O'Brien
+612 9257 7053

This ASX release is not a prospectus or an offer of shares for subscription or sale in any jurisdiction. This ASX release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U. S. person. Securities may not *be offered or sold in the United States or to, or for the account of benefit of,* any U.S. person, unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available."

Attachment One

Summary of Andrew Mohl's revised employment contract
The revised contract is effective only if the proposed demerger proceeds

1. Term

Mr Mohl will be employed under a fixed five-year contract from 7 October 2002. His current contract is for an unlimited period.

2. Base Salary

Mr Mohl will be paid an annual base salary of A$1.35 million. In addition, Mr Mohl receives superannuation contributions currently equal to $11,002 per annum (subject to indexation). Mr Mohl's current contract is for an annual base salary of A$1.5 million.

3. Short-term incentives

Short-term incentives will be available to Mr Mohl to the value of up to 200 per cent of his base salary, which will be paid wholly in cash. Mr Mohl's current contract is in effect to a maximum of 260 per cent of his base salary, if he took 30 per cent of his short-term incentive in shares.

4. Long-term incentives

The long-term component will be made up of performance rights, with Mr Mohl eligible to receive an award of up to 150 per cent of his base salary. Mr Mohl's current contract allows for a maximum award of up to 200 per cent of his base salary.

Details of Mr Mohl's long term incentive award for 2002 and 2003 of 400,000 performance rights are contained in Section 10.11.

A performance right is a right to be provided with an AMP share, subject to the terms and conditions on which the performance right was granted. Mr Mohl may exercise a performance right to acquire an AMP share only if the performance hurdle applicable to that performance right has been achieved.

Terms of CEO's performance rights

See section 10.13.3 of the Explanatory Memorandum for a summary of the relevant terms and conditions in relation to performance rights that are held or will be provided to Mr Mohl.

Performance hurdles for CEO performance rights

% of Tranche	Performance hurdle
	In this table, "Total Shareholder Return" or "TSR" broadly means the change in share price plus dividends paid over the applicable performance period, expressed as a percentage.
100%	If AMP's TSR when compared to the TSR of a comparison group made up of S&P/ASX 100 top 50 companies (industrials) as at the start of the applicable performance period: • is below the 50th percentile of the comparison group, then none of these performance rights will vest; • is at the 50th percentile of the comparison group, then only half of these performance rights will vest; • is between the 50th and 75th percentile of the comparison group, 50% plus 2% for each percentile (rounded to the nearest whole percentile) by which AMP's TSR ranking exceeds the 50th percentile will vest; and • is at or above the 75th percentile of the comparison group, then all of these performance rights will vest.

5. Termination

Under the terms of Mr Mohl's revised contract, if the contract is terminated by AMP other than for gross misconduct, the termination payments have been reduced. In the first three years of his contract, he will eligible for two times base salary. After the third year the termination payment would be 1.5 times base salary and after the fourth year it would be one times base salary. This would also be the termination payment if the contract was not renewed at the end of the five-year term. Mr Mohl's current contract has provisions for two times base salary if the contract is terminated by AMP at any time in the future.

6. Summary

Mr Mohl's total remuneration will be reduced from the effective date of the demerger to reflect the smaller organisation and will continue to be tied to performance targets.

~~MATERIAL FILED UNDER SEAL~~

~~IN ALJ PROCEEDING~~

From: CAISO Market Operations - Hour Ahead
To: Market Status: Hour-Ahead/Real-Time
Subject: Eldorado De-Rate
Date: Saturday, May 27, 2000 1:57 PM

Message:

After the Day ahead market ran, the Eldorado branch group TTC in the East to West and West to East direction was changed from 1555 MW to 0 MW for HE's 1400 through HE's 2400 for operating day 5/27/00 and will continue into operating day 5/28/00. The reason(s) for the change is a fire. The first applicable Hour Ahead market to run with these values is HE 1900. The ISO will update you of any changes in line rating status. Sent by Market Operations, inquiries call (916) 351-2494.

The system conditions described in this communication are dynamic and subject to change. While the ISO has attempted to reflect the most current, accurate information available in preparing this notice, system conditions may change suddenly with little or no notice.

16 October 2003

HHG PLC outlines strategic direction

HHG PLC intends to list on the Australian and London Stock Exchanges before the end of 2003. Upon demerger from AMP Limited in Australia, HHG will comprise the following UK based operations:

- Henderson Global Investors (Henderson): a top 10 UK-based investment manager with £69 billion assets under management as at 30 June 2003;
- Life Services: the life and pension books of Pearl, NPI, National Provident Life and London Life which have recently been closed to new business;
- Towry Law: a leading financial advisory group; and
- an investment in Virgin Money: a 50/50 financial services joint venture with the Virgin Group.

HHG Chief Executive Officer Roger Yates said the strength and continued growth of Henderson, together with the management actions taken to reduce risks in the UK life companies, provides a firm foundation for HHG's future as an independent listed entity. With the groundwork in place, the Group is well positioned to benefit from economic and market recovery.

Full details of the strategy, outlook, Board and management structure for HHG are provided in sections 6 & 7 of the Explanatory Memorandum (EM) approved by the Australian Federal Court in Sydney today.

HHG strategy

HHG will seek to maximise total shareholder return by developing and realising value from each of its underlying businesses. Specifically, HHG will focus on:

- building on and further strengthening Henderson's position as a powerful and highly regarded European investment manager. The business is well-diversified and growing organically. It is strongly positioned in both the institutional and retail sectors and well placed to benefit from an upturn in investment markets;
- enabling the realisation of significant value as shareholder capital is released from Life Services over the long term and improving the efficiency of the life businesses thereby increasing profitability; and
- developing Towry Law as an effective and profitable stand-alone business and maximising the value of HHG's investment in Virgin Money.

"Our strategy for HHG is two-fold. First, to capitalise on the strength of the Henderson investment management franchise - renowned for its investment performance, product leadership and client service. This is the growth engine and long-term strategic focus of HHG," said Mr Yates.

"Secondly, we will seek to unlock the inherent value in the existing life businesses. With the risks now reduced and the life companies closed to new business, there is scope for significant efficiency gains and a potential step change in the cost base. Most importantly, in the long term, we expect to free-up substantial shareholder assets which are currently supporting life company liabilities.

"Consideration will be given to divestment opportunities, but only where these deliver greater value for shareholders in the long term," said Mr Yates.

Current trading update – Henderson

In the first half of 2003, Henderson experienced lower sales of investment products compared with the first half of 2002. This was principally due to weaker consumer demand. However, in the second half of 2003, assets under management have grown as a result of improved equity markets and positive net new sales to retail and institutional clients. This growth has more than offset outflows from Life Services.

In particular, Henderson has experienced net fund inflows to its Continental European retail product, Horizon, and further growth in its absolute return and collateralised debt obligation funds.

Dividend

The HHG Board considers the payment of a sustainable dividend desirable. HHG intends to pay dividends to the extent that they can be funded by surplus cash earnings from the operating subsidiaries and/or transfers from the life companies. However, in the near term, it is not envisaged that HHG will declare a dividend.

In the longer term, the HHG Board expects the cash earnings of its subsidiaries to improve and capital to be released from the life companies as policies mature or are surrendered.

HHG Board and senior management

The HHG Board post demerger is set out in section 6.7 of the EM. It will comprise a non-executive Chairman (Sir Malcolm Bates), five non-executive Directors (Peter Costain, Pat Handley, Anthony Hotson, Sir William Wells and Andrew Mohl) and three executive Directors (Roger Yates, HHG Chief Executive Officer and Managing Director Henderson, Toby Hiscock, HHG Chief Financial Officer and Ian Laughlin, Managing Director Life Services).

In respect of AMP's 15% holding in HHG, it has been agreed that while AMP continues to hold a stake of at least 5%, it has the right to nominate an appointed representative to the HHG Board.

HHG's Board responsibilities, procedures and committees are outlined in full in section 6.7 of the EM.

HHG's management team reflects the need for continuity of experience and understanding of the complex underlying businesses. In addition to the executive Directors (outlined previously), the team will include Ian Buckley, Chief Investment Officer and Mike Clare, Managing Director, Henderson Global Investors UK and Jonathan Moss, Life Services Finance Director and Chief Actuary.

Biographies of HHG's Board of Directors and full senior management team are provided in sections 6.7.1 and 6.1.4 of the EM respectively.

Staffing

Following the demerger, HHG will be UK-based, with growing asset management operations in Europe, Asia and the United States.

At 30 June 2003, the HHG businesses employed a total of 4,684 employees.

By June 2004, HHG is expected to have 3,370 employees, including a small corporate office. The majority of the reductions will occur within the Life Services business in line with the previously announced cost reduction initiatives following the closure of NPI Limited.

Chief Executive Officer remuneration

A new Service Agreement for Roger Yates as Chief Executive Officer of HHG PLC will become effective on the Demerger Date.

In summary, the Chief Executive's remuneration will be made up of three components:

1. Annual salary: £600,000.
2. Short-term incentive: an annual cash bonus, subject to the achievement of individual and corporate performance targets, which ranges from 0 – 200% of annual salary – currently £0 - £1.2 million.
3. Long-term incentive: a grant of performance-related share awards. The first grants under this scheme will be made within six weeks of the announcement of HHG's financial results for the year ended 31 December 2003. The aggregate value of the initial grant will be equal to 250% of salary and receipt is subject to corporate performance over a three year period.

While the calculation is complex, Mr Yates' remuneration will range from £0.6 million to £3.3 million, with the final figure dependent on performance. The structure of his package recognises the significant additional responsibilities of becoming CEO of HHG and takes into consideration the underlying mix of businesses.

Details of the remuneration of other executive Directors, Toby Hiscock, Chief Financial Officer, and Ian Laughlin, Managing Director Life Services, are included in section 10.29 of the EM.

Restructure and Retention Arrangements

The demerger will require significant changes to the roles of many employees in AMP and HHG. The companies have therefore put in place one-off restructure and retention arrangements to secure key employees who are either critical to the demerger process or to those parts of the business significantly impacted by the demerger.

The cost of these arrangements in respect of 102 HHG employees is approximately £10.3 million, representing some 5% of total HHG employment expenses per annum.

The CEO of HHG, Roger Yates, is eligible for payments under this programme totalling no more than £1.1 million. The payments recognise Mr Yates' crucial role in achieving the demerger and the fact that his responsibilities increased substantially following announcement of the proposed demerger on May 2003, without any immediate increase in remuneration.

All payments are conditional on factors such as the achievement of performance targets. A sub-committee of the Board Remuneration Committee has the discretion to determine payment details, which will be spread over a six month period commencing on completion of the demerger.

Summary

HHG is on track to list on the Australian and London Stock Exchanges in December 2003.

Post demerger, the Group will benefit from having a UK-based, independent management and Board with a dedicated focus on HHG's businesses.

Commenting on his first few months as CEO of AMP's UK businesses, Mr Yates said " We have continued to build on Henderson's success of recent years, with good investment performance, innovative new products and strong external inflows. We have also significantly reduced the investment and operational risks in the life businesses. This, combined with the capital restructuring agreed with AMP, will underpin HHG's future as a listed company."

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

This ASX release is not a prospectus or an offer of shares for subscription or sale in any jurisdiction. This ASX release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U. S. person. Securities may not be offered or sold in the United States or to, or for the account of benefit of, any U.S. person, unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available."

ENVIRON

October 30, 2003

Electronic Mail

Adam Daley
Investment Banking
Citigroup Global Markets
233 South Wacker Drive
Suite 8700
Chicago, IL 60606

Re: Environmental Review of Rouge Steel Company

Dear Adam:

ENVIRON International Corporation (ENVIRON) is pleased to submit this proposal to conduct an environmental review of Rouge Steel Company (Rouge Steel). It is our understanding that Rouge Steel is the primary operating company of Rouge Industries, Inc., and is the fifth largest integrated steel manufacturer in the United States. Rouge Steel is located on a 457-acre industrial site in Dearborn, Michigan, and includes three blast furnaces, two basic oxygen furnaces, one waste oxide reclamation facility, two electric arc furnaces, two ladle refining facilities, a vacuum degassing facility, one three-strand continuous caster, one hot strip mill, three pickle lines, one tandem mill, two annealing facilities, two temper mills, two slitters, and one recoil welder.

Based on a review of Rouge Steel's 2002 Annual Report, this industrial complex is involved in several major environmental matters including: 1) environmental conditions existing prior to the acquisition of the company from Ford in 1989; 2) Corrective Action Consent Order to conduct a remediation program; 3) Title V permitting under the Clean Air Act Amendments; 4) nitrogen oxides air emission limitations; 5) voluntary consent order with the Michigan Department of Environmental Quality (MDEQ) to cleanup various areas of concern; 6) Consent Decree in a multimedia enforcement action filed by USEPA; 7) Notices of Violation from the County regarding opacity emissions; 8) Unilateral Administrative Order pursuant to Section 7003 (a) of RCRA issued by USEPA; 9) federal Maximum Achievable Control Technology standards for hydrochloric acid pickling and primary iron and steel operations; and 10) a RCRA hazardous waste and liquid industrial waste inspection conducted by MDEQ and USEPA.

The purpose of ENVIRON's review is to identify and quantify liabilities and compliance costs associated with major environmental contamination and compliance issues. The environmental review will include the following general tasks: 1) a document review; 2) interviews with

214 Carnegie Center · Princeton, New Jersey 08540-6284 · USA · Tel: (609) 452-9000 · Fax: (609) 452-0284
www.environcorp.com

corporate and facility personnel; 3) data base searches and historical research; 4) a visit to the facility; 5) regulatory follow-up (optional, if authorized by you); and 6) a detailed analysis of information and summary report preparation.

Senior auditors from ENVIRON's offices in Princeton, New Jersey and/or St. Louis/Chicago will conduct the site visit, which can be completed within five business days of authorization to proceed. Oral reports will be conducted throughout the project. A written summary tabular report can be completed within five to seven business days of the site visit.

ENVIRON proposes to undertake this assignment on a time and materials basis in accordance with our attached Business Terms and Conditions. The cost to complete the above work is estimated at approximately $18,000 - $20,000, which will not be exceeded without prior written authorization from you. This estimate assumes that the information gathering/review process will be more streamlined based on ENVIRON's prior assessment activities related to this property. If a more detailed written report is required at a later date, a separate cost proposal will be prepared for your approval.

If the foregoing terms are acceptable, please have the person responsible for payment sign this letter and return it to my attention. If you have any questions or need further information, please do not hesitate to contact me. A brief overview of ENVIRON and relevant experience is attached. We look forward to working with you to complete this assignment.

Sincerely,

Scott MacDonald

Scott E. MacDonald
Principal

SEM:lmb
02-BPSEM03\PCDOCS\PRIN_BP\5188\1

Attachments

Accepted and Agreed to:
Citigroup Global Markets

Signature: ______________________

Name: ______________________

Title: ______________________

Date: ______________________

ATTACHMENT A

GENERAL TERMS AND CONDITIONS

ENVIRON International Corporation, a Virginia corporation, ("ENVIRON") agrees to provide professional services under the following General Terms and Conditions:

1. **Fees**: ENVIRON bills for its services on a time and materials basis using standard hourly rates. If requested, we will provide an estimate of the fees for a particular task, and we will not exceed that estimate without prior Client approval. For deposition and testimony we charge premium hourly rates. In certain circumstances we will undertake an assignment on a fixed fee basis if the requirements can be clearly defined.

2. **Invoicing**: ENVIRON bills its clients on a monthly basis using a standard invoice format. This format provides for a description of work performed and a summary of professional fees, expenses, and communication and reproduction charges. For more detailed invoicing requests, ENVIRON reserves the right to charge for invoice preparation time by staff members.

3. **Payment**: ENVIRON bills are payable UPON RECEIPT. We reserve the right to assess a late charge of 1.5 percent per month for any amounts not paid within 30 days of the billing date. We also reserve the right to stop work or withhold work product if invoices remain unpaid for more than 60 days past the billing date. If our work relates to a business transaction, we expect to be paid in a timely fashion, without regard to whether or when the transaction closes. If we are required to take legal action to have our invoices paid and we win in court, Client agrees to pay our costs, including reasonable legal fees.

4. **Subcontractors**: ENVIRON has a policy that its Clients should directly retain other contractors whose services are required in connection with field services for a project (e.g., drillers, analytical laboratories, transporters). As a service to you, we will advise you with respect to selecting other such contractors and will assist you in coordinating and monitoring their performance. In no event will we assume any liability or responsibility for the work performed by other contractors you may hire. When ENVIRON engages a subcontractor on behalf of the Client, the expenses incurred, including rental of special equipment necessary for the work, will be billed as they are incurred, at cost plus 15 percent. By engaging us to perform these services, you agree to indemnify, defend and hold ENVIRON, its directors, officers, employees, and other agents harmless from and against any claims, demands, judgment, obligations, liabilities and costs (including reasonable attorneys' and expert fees) relating in any way to the performance or non-performance of work by another contractor, except claims for personal injury or property damage to the extent caused by the negligence or willful misconduct of ENVIRON's employees.

5. **Reimbursable Expenses**: Project-related expenses including travel, priority mail, overnight delivery, outside reproduction and courier services will be billed at cost plus 15 percent. The use of company-owned and rental cars, trucks, and vans will be charged at $75 per day. The use of company-owned equipment and protective clothing will be billed in accordance with our standard fee schedule. The cost of project-related communications, to include in-house telephone,

facsimile, postage, and reproduction, computers, data compilation, and CADD will be charged at a total of 6 percent of the total labor charges.

6. **Access and Information**: Client agrees to grant or obtain for ENVIRON reasonable access to any sites to be investigated as part of ENVIRON's scope of work. Client also agrees to indicate to ENVIRON the boundary lines of the site and the location of any underground structures, including tanks, piping, water, telephone, electric, gas, sewer, and other utility lines. Client agrees to notify ENVIRON of any hazardous site conditions or hazardous materials, about which Client has knowledge and to which ENVIRON's employees or contractors may be exposed while performing services on behalf of Client, including providing copies of relevant Material Safety Data Sheets. Client also shall make available to ENVIRON all information within its control necessary to allow ENVIRON to perform its services and agrees to comply with reasonable requests by ENVIRON for clarification or additional information. Client shall be responsible for the accuracy of this information. ENVIRON shall not be responsible for any damage to underground structures or utilities to the extent such damage was caused by incomplete or inaccurate information provided to us by the client or other party. Client agrees to make ENVIRON aware of any unsafe conditions at any project site about which Client has knowledge.

7. **Reporting Requirements**: Client may be required under federal, state or local statutes or regulations to report the results of ENVIRON's services to appropriate regulatory agencies. ENVIRON is not responsible for advising Client about its reporting obligations and Client agrees that it shall be responsible for all reporting, unless ENVIRON has an independent duty to report under applicable law. In those situations, ENVIRON will provide Client with advance notice that ENVIRON believes that it has an obligation to report as well as the substance of the report it intends to make.

8. **RCRA Compliance**: Client shall be responsible for complying with the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et. seq. ("RCRA") and its implementing regulations in connection with ENVIRON's work under this Agreement. Client may request ENVIRON's assistance in meeting its RCRA and other similar waste management obligations, including analytical testing to assist Client in proper characterization of waste, identifying potential transporters and disposal facilities for waste (provided that Client shall make the final selection of both the transporter and disposal facility), entering into subcontracts or purchase order arrangements with the transporters and/or disposal facilities selected by Client, and preparing manifests for the Client's approval and execution. Client agrees that, by virtue of providing these services, ENVIRON shall not be deemed a "generator" or a party who "arranges" for the "transportation," "treatment" or "disposal" of any "hazardous waste" or "hazardous substance" (as those terms are defined in the Comprehensive Environmental Response Compensation and Liability Act or "CERCLA", 42 U.S.C. Section 9601). Client agrees to indemnify, defend and hold ENVIRON, its directors, officers, employees and agents, harmless from and against any and all claims, demands, judgments, obligations, liabilities, any costs (including reasonable attorneys' and expert fees) relating to: (1) ENVIRON'S work in assisting Client with its RCRA obligations; and (2) the transportation, treatment, and disposal of hazardous substances or hazardous waste generated by the field activities conducted for Client.

9. __Confidentiality:__ We treat all information obtained from Clients, not otherwise previously known to us as confidential, unless such information comes into the public domain through no fault of ours, or is furnished to us by a third party who is under no obligation to keep the information confidential. If we are subpoenaed to disclose confidential information obtained from you or about our work for you, we will give you reasonable notice and the opportunity to object before releasing any confidential information.

10. __Independent Contractor:__ Client agrees that ENVIRON is acting as an independent contractor and shall retain responsibility for and control over the means for performing its services. Nothing in these Terms and Conditions shall be construed to make ENVIRON or any of its officers, employees or agents, an employee or agent of Client.

11. __Standard of Care:__ In performing services, we agree to exercise professional judgment, made on the basis of the information available to us, and to use the same degree of care and skill ordinarily exercised in similar circumstances by reputable consultants performing comparable services in the same geographic area. This standard of care shall be judged as of the time the services are rendered, and not according to later standards. ENVIRON makes no other warranty or representation, either express or implied, with respect to its services. Estimates of cost, recommendations and opinions are made on the basis of our experience and professional judgment; they are not guarantees. Reasonable people may disagree on matters involving professional judgment and, accordingly, a difference of opinion on a question of professional judgment shall not excuse a Client from paying for services rendered.

Client recognizes that there may be hazardous conditions at sites to be investigated as part of ENVIRON's work. Client acknowledges that ENVIRON has neither created nor contributed to the existence of any hazardous, toxic or otherwise dangerous substance or condition at the site(s) which are covered by ENVIRON's work. Client also recognizes that some investigative procedures may carry the risk of release or dispersal of pre-existing contamination, even when exercising due care. Client releases ENVIRON from any claim (including claims under CERCLA or state law) that it is an "operator" of any site where it performs work for Client or a "generator" or a party who "arranges" for the "transportation," "treatment" or "disposal" of any "hazardous substance" (as those terms are defined in CERCLA), by virtue of its work for Client at any site.

12. __Insurance:__ ENVIRON shall maintain the following insurance coverage while it performs the work described in Exhibit "A:" (1) statutory Workers Compensation and Employer's Liability Coverage; (2) General Liability for bodily injury and property damage of $1,000,000 aggregate; (3) Automobile Liability with $1,000,000 combined single limit; and (4) Professional Liability and Contractor's Pollution Liability with a combined single limit of $1,000,000 per claim and in the aggregate. If Client desires additional insurance or special endorsements, premiums associated with that coverage would be considered a reimbursable expense. Upon request, we will provide you with a certificate of insurance.

13. __Third Parties:__ ENVIRON's services are solely for Client's benefit and may not be relied upon by any third party without ENVIRON's express written consent. Any use or dissemination of ENVIRON work products (including ENVIRON reports), without the written consent of

ENVIRON, shall be at Client's risk and Client shall indemnify and defend ENVIRON from any and all claims, demands, judgment, liabilities and costs (including reasonable attorneys' and expert fees), related to the unauthorized use or dissemination of ENVIRON's work. Client also agrees to be solely responsible for and to defend, indemnify, and hold ENVIRON harmless from and against any and all claims, demands, judgments, liabilities and costs (including reasonable attorneys' and expert fees), asserted by third parties arising out of or in any way related to our performance or non-performance of services, except for claims of personal injury or property damage to the extent caused by the negligence or willful misconduct of ENVIRON's employees.

14. **Limitation of Liability**: ENVIRON shall be liable only for direct damages that result from ENVIRON's negligence or willful misconduct in the performance of its services. UNDER NO CIRCUMSTANCES SHALL ENVIRON BE LIABLE FOR INDIRECT, CONSEQUENTIAL, SPECIAL, OR PUNITIVE DAMAGES, OR FOR DAMAGES CAUSED BY THE CLIENT'S FAILURE TO PERFORM ITS OBLIGATIONS UNDER LAW OR CONTRACT. ENVIRON shall not be liable for and Client shall indemnify ENVIRON from and against all claims, demands, liabilities and costs (including attorneys' and expert fees) resulting from on-site activities except to the extent caused by ENVIRON's negligence or willful misconduct. In no event shall our liability exceed the amount paid to us by you for our professional services (net of reimbursable expenses) and Client specifically releases ENVIRON for any damages, claims, liabilities and costs in excess of that amount.

15. **Termination**: This Agreement may be terminated by either party upon ten (10) days written notice to the other. If Client terminates the Agreement, Client agrees to pay ENVIRON for all services performed until the effective date of the termination. Client's obligations under Paragraphs 7, 8, 10, 12, 14 and 15 shall survive termination of this Agreement and/or completion of the services hereunder.

16. **Disputes**: All disputes under this Agreement shall be resolved by binding arbitration under the rules of the American Arbitration Association. If our personnel or documents are subpoenaed for depositions or court appearance in any dispute related to the project (except disputes between ENVIRON and Client related to our services), Client agrees to reimburse us at our then current billing rates for responding to those subpoenas, including out-of-pocket reimbursable expenses.

17. **Scope of Agreement**: Once Client has signed ENVIRON's proposal, that proposal and these Terms and Conditions shall constitute the complete and exclusive Agreement between the parties and will supersede all prior or contemporaneous agreements, whether written or oral. No provision of these Terms and Conditions may be waived, altered or modified except in writing and signed by ENVIRON. Client may use standard business forms, such as purchase orders, for convenience only; any provision on those forms that conflict with these Terms and Conditions shall not apply.

October 15, 2003

ATTACHMENT B

CORPORATE OVERVIEW AND RELEVANT EXPERIENCE

General Overview
ENVIRON International Corporation is a 450-person health and environmental consulting firm with twenty-eight offices located in the United States, United Kingdom, continental Europe, Asia and Australia. Our multi-disciplinary staff comprises environmental and chemical engineers, hydrogeologists, toxicologists, chemists, industrial hygienists, environmental and public health scientists, and regulatory and policy experts. Since 1982, ENVIRON has successfully completed over 5,000 diverse assignments for a wide array of private and public sector clients including some of the largest public and private companies, many of the nation's leading law firms, plaintiffs and defendants in toxic tort litigation, lending institutions, real estate developers, insurance professionals, industrial trade associations, public interest and citizens' groups, federal regulatory agencies and policy arms, and state and local governments. As a result, we have developed a national reputation as a credible, scientifically competent and objective analytical firm and as a leader in the areas of environmental and public health risk assessment and risk management.

Environmental Due Diligence Experience
ENVIRON has assisted U.S. and international corporations, insurance companies, financial institutions, and law firms in performing comprehensive, multimedia environmental assessments and regulatory compliance audits to identify past or present practices that could result in significant exposure and liability. ENVIRON's multi-disciplinary staff provides a broad base of expertise for evaluating all aspects of a facility's environmental liabilities and concerns. ENVIRON personnel have performed over 10,000 environmental compliance and liability assessments of industrial and commercial facilities, agricultural properties, undeveloped land, commercial and residential properties, and hazardous waste sites for potential buyers, lending institutions, owners for internal auditing purposes, and sellers to prepare environmental disclosure statements. The facilities and sites assessed by ENVIRON have ranged from green fields to the most complex industrial operations in almost every SIC category. Many of these assignments have been performed under extremely tight time pressures to meet regulatory deadlines and constraints imposed by closure requirements and real estate transactions.

ENVIRON staff have conducted environmental due diligence assessments in the United States, Canada, Mexico, South America, Europe, Asia, Australia and Africa. The purpose of these assessments has been to help our clients to (1) identify environmental concerns that could result in potentially significant liabilities; (2) identify areas of noncompliance with current and anticipated future applicable environmental regulations; (3) estimate the present values of identified environmental liabilities; and (4) make recommendations on ways to reduce such liabilities. Our environmental assessments normally focus on current and past operating practices, in-place environmental control technologies, risk management programs and procedures, multimedia discharges, the current and past storage, use, and disposal of chemical and hazardous wastes, and regulatory compliance history. In addition, ENVIRON has conducted hundreds of Phase II site investigations throughout the United States, Europe and Asia to identify the extent of chemicals released to soils or ground water and to develop remedial plans for site cleanup.

122

ASX Announcement

16 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **122/03**

Confirmation of Briefings

AMP Limited will be holding briefings to discuss the Explanatory Memorandum for its proposed demerger. The details have been released to the Australian Stock Exchange on 16 October 2003.

AMP will hold a combined media and analysts teleconference to discuss the Explanatory Memorandum at 6:15pm on 16 October 2003.

One-on-one meetings with both investors and analysts will be held in the weeks following these briefings to discuss the Explanatory Memorandum for the proposed demerger.

A copy of presentation materials to be used in all briefings will be posted on the AMP website (www.ampgroup.com).

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

File No. 82-34713

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMP Limited

Documents furnished pursuant to Rule 12g3-2(b)

File No. 82-34713

VOLUME VI

Releases to the Australian Stock Exchange made in 2003

AMP

ASX Announcement

(123)

16 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **123/03**

Proposal to Demerge - Explanatory Memorandum

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Letter from the Chairman

[Shareholder name and address]

16 October 2003

Dear AMP Shareholder,

On May 1, your Board announced its proposal for a new strategic direction for AMP: to separate the AMP Group into two regional businesses, AMP in Australasia and HHG in the United Kingdom.

Since then, I know many of you have been waiting for more information on this proposal so that you can make an informed decision on whether or not to support it. This Explanatory Memorandum is designed to provide that information.

Your Directors and I believe that the Proposal to Demerge is the best way to maximise the value of your investment in AMP and enable AMP to meet the challenges it faces.

Over the past five months, I have had letters, emails, telephone conversations and meetings with a wide range of AMP Shareholders about this proposal. Many of you have had similar questions and concerns.

1. What is the Explanatory Memorandum?
The Explanatory Memorandum ("EM") contains the information you need to make an informed decision about how to vote on the Proposal to Demerge.

The EM is a large document, because AMP is a broadly-based and complex organisation and we have provided detailed information on which you can base your decision.

We have tried to make the EM easier for you to navigate by dividing it into 16 clear sections. There is a table of contents on page one of the EM.

Much of the information in the EM is complex.

To help make it easier to understand, we have summarised the key points ("At a glance" and section 1), and provided answers to key questions.

If you have questions after reading this document, you can call our Information Line for shareholders on the numbers set out on page one of the EM.

2. What will happen to your AMP Shares if the Demerger proceeds?
If the Proposal to Demerge proceeds, your existing investment in AMP will become separate investments in AMP and HHG.

You will receive one HHG Share for each AMP Share that you hold at the Record Date for the Demerger, which is expected to be 5.00pm on 19 December 2003. For example, if you hold 100 AMP Shares on the Record Date, then, after the Demerger is implemented,

(and assuming you do not trade your AMP Shares), you will hold 100 AMP Shares and 100 HHG Shares.

3. What are the benefits, risks and disadvantages?
Your Board believes that the Proposal to Demerge will help unlock the underlying value of AMP and HHG for shareholders and that this value is more likely to be reflected in the share prices of the two companies than it will be if the AMP Group remains whole.

The Proposal to Demerge has benefits, as well as disadvantages and risks. These are set out in section 2 and you should read this section carefully.

Your Directors and I believe that the benefits of this proposal outweigh the disadvantages and risks.

This is confirmed by an Independent Expert's report. This report, (in section 12), concludes that the Demerger is in the best interests of AMP Shareholders on the basis that no offer to acquire the United Kingdom businesses has been made on preferable terms.

4. What will happen to the RPS? And what about the AMP Rights Offer?
After the Demerger, the Reset Preferred Securities ("RPS") will no longer be as efficient in a regulatory, ratings and tax sense as they currently are.

So, if the Demerger is approved, we are proposing that the RPS be redeemed for cash. To fund this redemption, we intend to undertake a rights offer.

Eligible shareholders will be invited to subscribe a fixed amount of cash for new AMP Shares, at a 10% discount to the price set during a bookbuild with institutional and other investors for the AMP Rights Offer shortfall (this will happen after the Demerger).

Shareholders who do not take up their rights and ineligible shareholders will receive a cash payment.

A prospectus outlining the AMP Rights Offer will be mailed to you shortly.

It is important to understand that the RPS will be redeemed, and the AMP Rights Offer will take place, only if the Demerger goes ahead.

5. Will AMP consider approaches by parties before the Demerger?
Since announcing the Proposal to Demerge, AMP has been approached by several parties interested in acquiring the United Kingdom businesses.

These approaches have led to conditional proposals being submitted in respect of these businesses. These proposals are not attractive relative to the Proposal to Demerge as they presently fail to fully reflect the intrinsic value of the businesses and involve continuing exposure through warranties and indemnities. While the Proposal to Demerge remains the preferred option, it is possible that these proposals could, with the improvement in equity markets and valuations, result in a firm offer being made for the United Kingdom businesses, which the Directors may consider to be a better outcome than the Demerger.

Furthermore, if the Directors receive any offers in respect of the Australasian businesses, they will consider them and act in the best interests of AMP Shareholders.

6. What will happen to pay levels in AMP after the Demerger?
Due to the reduction in size and scope of AMP's operations after the Demerger, the Directors and senior management have elected to reduce their pay.

If the Demerger proceeds, the Directors' fees will be reduced by 10% and the Chairman's fees by 23%; the base pay of senior management will be reduced by 10% and their maximum potential remuneration by 19%; and the base pay of the Chief Executive Officer will be reduced by 10% and his maximum potential remuneration by 28%. Details are in section 10 of the EM.

The Demerger will also mean significant changes to the roles of many employees in AMP. Recognising this, the Board has put in place a restructure and retention program to cover key employees in Australia and the United Kingdom who are either critical to the Proposal to Demerge or to those parts of the businesses significantly impacted by the Demerger.

The maximum potential cost of this program will be approximately $38.4 million (less than 5% of AMP's employee related costs) payable over a six month period to June 2004 and commencing upon completion of the Demerger. Details are given in sections 4.6.3, 6.7.6 and 10.16.

7. What do the resolutions mean?
There are three resolutions which you are being asked to vote on:

The first, the **Capital Adjustment Resolution**, is a resolution to restructure AMP's capital to ensure you hold the same number of shares in each of AMP and HHG after the Demerger as the number of AMP Shares you held before the Demerger.

The second is the **RPS Preference Share Cancellation Resolution**. The RPS Preference Shares are securities which were issued unpaid to the AMP RPS Trust and which could be exchanged for the RPS themselves under certain circumstances. They won't be needed if the RPS are redeemed, which is why we are seeking your approval to cancel them.

The third resolution, the **Demerger Resolution**, is exactly that – a resolution to approve the Demerger.

The first and third resolutions are both necessary for the Demerger to proceed. If you want to vote for the Demerger you should vote for both these resolutions.

If you want to vote against the Demerger, you should vote against both these resolutions.

A vote 'for' one of these resolutions and 'against' the other is effectively an 'against' vote, since one resolution cannot proceed without the other.

While the second resolution, to cancel the RPS Preference Shares, does not affect either the Proposal to Demerge or the redemption of the RPS, there will not be any reason for these shares to remain outstanding if the RPS are redeemed.

8. Does your vote count?
Yes. Every one of our shareholders' votes counts.

For the Demerger to proceed, the Demerger Resolution must be approved by:

- a majority in number of AMP's almost one million shareholders who vote (in person or by proxy); and

- at least 75% of the votes cast on the resolution.

The Meetings for AMP Shareholders to vote on the Proposal to Demerge will be held on Tuesday 9 December starting at 9.00am at the Hordern Pavilion, Fox Studios, Moore Park, Sydney NSW.

If you are unable to attend the Meetings, you can still vote by completing and returning the enclosed proxy form.

In conclusion, I would like to thank shareholders and employees who have stayed with AMP or joined us during these trying times. We have had your interests uppermost in our minds.

There were no easy solutions to AMP's problems and we were determined to find long-term solutions that would draw on the strengths in the company and prevent a recurrence of past problems.

We have worked to create two separate companies that we expect will be strong and successful, with simpler and more transparent structures. We believe that this should unlock the underlying value of AMP and HHG and provide existing AMP Shareholders with more choice in their investments, as well as broadening the investor base by attracting new shareholders to both companies.

On behalf of the Directors, I encourage you to vote on the Proposal to Demerge and have your say on the future of AMP.

Yours sincerely,

Peter Willcox

Peter Willcox
Chairman

AMP Limited ABN 49 079 354 519

AMP Limited

Proposal to Demerge

Explanatory Memorandum

Your Directors unanimously recommend that you vote in favour of the Proposal to Demerge.

This is an important document and requires your immediate attention. You should read all of this document before you decide how to vote on the Proposal to Demerge. If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser immediately. If you have recently sold all of your AMP Shares, please ignore this document.

This document is neither an offer to sell, nor a solicitation of an offer to buy, securities as those terms are defined in the US Securities Act of 1933, as amended.

What you have received in this pack



Explanatory Memorandum
This document explains in detail the Proposal to Demerge (see section 16 for the Notices of Meeting).

Business reply envelope
Place the proxy form in this envelope and post it to vote by proxy at the Meetings.

Letter from the Chairman and location map
The letter outlines the Proposal to Demerge.
The map, printed on the reverse of the Chairman s letter, shows you where the Meetings will be held and explains how you can get there.

Proxy form
Complete this form and return it to vote by proxy at the Meetings. Instructions for completion of the form are printed on the reverse of the form.

AMP Shareholder pack cover

The Notices of Meeting are in section 16 of this document

Please recycle this document. You can do this through your local collection service. For AMP Shareholders attending the Meetings, a document collection service will be available. AMP will arrange for the documents collected at the Meetings to be recycled.

AMP has committed to planting trees to compensate for the paper used in printing this document.

Read this first

This document has been prepared to help you, as an AMP Shareholder, to decide whether to vote "for" or "against" the Proposal to Demerge.

All of AMP's Directors recommend that you vote "for" the Proposal to Demerge.

Table of contents

Certain terms and abbreviations used in this document have defined meanings which are explained in section 15.

If you have any questions, please ring the Information Line on:

Australia	New Zealand	United Kingdom	Rest of the world
1300 135 859	0800 448 062	0800 783 3315	+ 61 3 9649 5410

Message and recommendation from the Directors

We believe that the key benefit of the Proposal to Demerge is that it will help unlock the underlying value of AMP and HHG. We believe this value is more likely to be fully reflected in the share prices of the two companies than in the share price of AMP under the current structure.

Other important benefits of the Proposal to Demerge are that:

- the Demerger will create separate, regional businesses: AMP in Australasia and HHG in the United Kingdom. Each of AMP and HHG will primarily be focused on its home market and will pursue an independent strategy that is consistent with its strengths and capabilities;

- the Demerger will simplify AMP and HHG's structure, which we believe will be easier for AMP Shareholders and the broader financial community to understand and evaluate;

- AMP and HHG will have separate listings, separate trading values and direct access to capital markets. We believe this will provide more flexibility for each company to participate in industry consolidation; and

- by creating two separate entities in two specific regions, we believe more investors will be attracted to invest in either AMP or HHG. Existing AMP Shareholders will be able to choose whether to continue to invest in AMP or HHG, or both.

The Proposal to Demerge also has some disadvantages and risks. The benefits, disadvantages and risks are all set out in section 2 and you should read this section carefully. We believe that the benefits of the Proposal to Demerge outweigh the disadvantages and risks.

We consider that the Proposal to Demerge is the best way to respond to the challenges facing the AMP Group and to maximise the value of AMP's businesses for the benefit of AMP's Shareholders.

However, you – the AMP Shareholders – will decide whether the Proposal to Demerge goes ahead.

We all recommend that you vote for the Proposal to Demerge.

Before you vote, please read this document carefully. It provides details of significant changes to the way in which you currently hold your investment in AMP's businesses if the Demerger proceeds.

If the Proposal to Demerge proceeds, AMP will undertake a rights offer to AMP Shareholders to fund the redemption of the Reset Preferred Securities. You should read carefully the AMP Rights Offer Prospectus that will be sent to AMP Shareholders shortly, which sets out the terms of the proposed rights offer. If you choose to participate in the AMP Rights Offer, you will have the opportunity to acquire new AMP Shares at a 10% discount to the price set in an institutional bookbuild for the AMP Rights Offer shortfall. If you are not entitled to participate, or do not take up your rights under the AMP Rights Offer, you will receive a cash payment.

Your vote is important. For the Demerger to proceed, the Scheme must be approved by a majority in number of AMP Shareholders voting (either in person or by proxy), and by at least 75% of the votes cast on the Demerger Resolution. In addition, the Capital Adjustment

Resolution must be approved by a majority of at least 50% of the votes cast on that resolution. We strongly encourage you to vote.

Signed at Sydney on 16 October 2003

Peter Willcox **(Chairman)**	**Andrew Mohl** **(Chief Executive Officer)**
Richard Grellman	**Roger Patrick (Pat) Handley**
Meredith Hellicar	**Lord Killearn**
Nora Scheinkestel	**Roger Yates**

At a glance

What is the Proposal to Demerge?	Under the Proposal to Demerge, AMP intends to separate its businesses into two separately listed companies: • HHG PLC ("HHG"), which will own AMP's United Kingdom businesses. HHG will be listed on the Australian Stock Exchange ("ASX") and it is intended that it will also be listed on the London Stock Exchange ("LSE"); and • AMP Limited ("AMP"), which will continue to own AMP's Australian and New Zealand businesses and an interest of approximately 15% in HHG. AMP will remain listed on ASX and the New Zealand Stock Exchange ("NZSX"). If the Demerger proceeds: • your existing investment in AMP will be divided into separate investments in each of AMP and HHG; and • AMP intends that the Reset Preferred Securities ("RPS") will be redeemed for cash. This cash redemption will be funded by a fully underwritten rights offer to AMP Shareholders (the "AMP Rights Offer"). **AMP Shareholders who are not entitled to participate or who do not take up their rights will receive a Cash Payment (see section 3.4.2).** The Demerger is not conditional on the LSE listing of HHG.
What form will your investment in HHG take?	If the LSE listing of HHG proceeds, and your Registered Address is: • in the United Kingdom, Ireland, France or the Channel Islands, you will receive HHG Ordinary Shares which you can trade on the LSE; or • in Australia or New Zealand or certain other countries, you will receive HHG CHESS Depositary Interests ("HHG CDIs") which you can trade on ASX. However, Ineligible Overseas Shareholders will be treated differently (see section 1.1.2). If the LSE listing of HHG does not proceed as part of the Demerger, all AMP Shareholders will receive HHG CDIs. In these circumstances HHG would still intend to list on the LSE as soon as practicable.
How will the Demerger be implemented?	The Demerger will be implemented by a Capital Adjustment and a scheme of arrangement under which HHG Shares will be issued to AMP Shareholders.
What is the Capital Adjustment?	The Capital Adjustment is the restructure of AMP's share capital designed to give effect to the Proposal to Demerge (see section

1.1.1).

What is a scheme of arrangement?

A scheme of arrangement is a method for restructuring a company. It involves the company putting forward a proposal which, by law, binds the company's shareholders and the company to a rearrangement of their rights and obligations.

Before a scheme of arrangement can come into effect, it must be approved by the shareholders of the company at a meeting of shareholders and it must also be approved by the Court after that meeting. Once a scheme is approved by shareholders and the Court, it binds all shareholders – even those who voted against the scheme or who did not vote at all.

What key shareholder approvals are required?

The key shareholder approvals required for the Proposal to Demerge to proceed are:

- the Capital Adjustment Resolution (see section 3.2.2) must be approved by an ordinary resolution (which requires a majority of at least 50% of the votes cast) of AMP Shareholders at the General Meeting; and
- the Scheme of Arrangement (see sections 3.2.3 and 3.2.4) must be approved at the Scheme Meeting by a majority in number of AMP Shareholders voting (either in person or by proxy), and by at least 75% of the votes cast on the Demerger Resolution, and subsequently approved by the Court.

Where and when will the Meetings be held?

Both the General Meeting and the Scheme Meeting will be held on Tuesday 9 December 2003 at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW. The General Meeting will start at 9.00am and the Scheme Meeting will start at 9.30am (or, if the General Meeting has not finished, as soon as the General Meeting finishes).

Who is entitled to vote?

You will be entitled to attend and vote at the General Meeting and the Scheme Meeting if you are a registered AMP Shareholder at 7.00pm on Sunday 7 December 2003.

Should you vote?

You do not have to vote, but the Directors believe that the Proposal to Demerge is a matter of importance to all AMP Shareholders. The Directors therefore urge you to vote.

If the Demerger proceeds, you will receive HHG Shares – even if you do not vote or if you vote against the Proposal to Demerge.

How may you vote on the Proposal to Demerge?

If you are entitled to vote, then you may either attend the Meetings in person or appoint one or two people as proxies to attend and vote on your behalf. A proxy form has been sent to you with this document. If you wish to appoint a proxy to attend and vote at the Meetings on your behalf, you must send your completed proxy form:

- **by mail** to the AMP Securities Registry, using the enclosed reply paid envelope or by posting it to:

Australia:	GPO Box 2980, Melbourne 8060 Vic
New Zealand:	P O Box 91543, Auckland Mail Centre
United Kingdom:	PO Box 1075, Bristol BS99 3FA
Rest of the world:	GPO Box 2980, Melbourne 3001 Vic, Australia;

- **by facsimile:**

Australia:	1300 301 721
New Zealand:	09 488 8787
United Kingdom:	0870 703 6109
Rest of the world:	+ 61 2 8234 5002;

- **by delivery** to AMP Limited's registered office:
  Level 24, 33 Alfred Street, Sydney NSW 2000, Australia
  or to the AMP Securities Registry,
  c/- Computershare Investor Services Pty Limited,
  Level 3, 60 Carrington Street, Sydney NSW 2000,
  Australia; or

- **electronically** by accessing the AMP Securities Registry website via www.ampgroup.com/shareholdercentre. To use this facility, you will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN). That number is shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website.

To appoint a proxy, you will need to make sure that your completed proxy form (and any necessary supporting documents) is received by 9.00am on Sunday 7 December 2003.

Important dates

Record date for AMP Rights Offer		28 October 2003
Deadline for lodging your proxy form	9.00am	7 December 2003
Time and date for determining eligibility to vote at the Meetings	7.00pm	7 December 2003
General Meeting	9.00am	9 December 2003
Scheme Meeting	9.30am (or as soon after that time as the General Meeting finishes)	9 December 2003
Closing date for AMP Rights Offer		9 December 2003
Court order approving the Scheme		15 December 2003
Effective Date of the Scheme		15 December 2003
Last day AMP Shares trade on ASX and NZSX with an entitlement to HHG Shares (cum-entitlement)		15 December 2003
HHG Shares commence trading on ASX on a deferred settlement basis		18 December 2003
AMP Shares commence trading on ASX and NZSX without an entitlement to HHG Shares (ex-entitlement)		18 December 2003
Record Date for determining entitlements to HHG Shares	5.00pm	19 December 2003
Demerger Date – issue of HHG Shares		23 December 2003
HHG Shares commence trading on LSE on a T+3 basis		23 December 2003
Deferred settlement trading of HHG Shares on ASX ceases		2 January 2004
Last date for despatch of share certificates/holding statements for HHG Shares		2 January 2004
Commencement of normal trading of HHG Shares on ASX		5 January 2004
Settlement of all deferred settlement trades of HHG Shares on ASX		8 January 2004

The timetable above is indicative only and AMP has the right to vary any or all of these times and dates. AMP will announce any variations to ASX and NZSX. Certain times and dates and the occurrence of certain events are conditional on AMP Shareholder, ASX, LSE or Court approvals.

If you wish to make a complaint to ASIC about the Scheme or to object to the Scheme at the Court hearing for approval of the Scheme, you should note that the Court hearing is expected to start on 11 December 2003.

Important notices

AMP Shareholders should read this entire document before deciding how to vote on the resolutions to be considered at the Meetings.

Purpose of this document

This document sets out all the material elements of the Proposal to Demerge and contains, among other things:

- the explanatory statement required by the Corporations Act in relation to the Scheme. The purpose of the explanatory statement is to explain the terms of the Scheme, the

manner in which the Scheme will be considered and implemented (if approved) and to provide information as is prescribed or otherwise material to the decision of AMP Shareholders whether to approve the Scheme; and

- a statement of all information known to AMP that is material to AMP Shareholders in deciding how to vote on the Capital Adjustment Resolution and the RPS Preference Share Cancellation Resolution, as required by the Corporations Act.

This document has not been prepared for any other purpose.

Material changes to information

Any material changes to this document following despatch to AMP Shareholders will be notified by way of prominent newspaper advertisements in major metropolitan newspapers and announcements to ASX and on the AMP website. In certain circumstances material changes to this document may be posted to AMP Shareholders.

Investment decisions

This document does not take into account the investment objectives, financial situation and particular needs of any AMP Shareholder or any other person. You should not rely on this document as the sole basis for any investment decision in relation to AMP Shares, HHG Shares or any other securities. You should seek independent financial and taxation advice before making any investment decision in relation to AMP Shares, HHG Shares or any other securities.

Defined terms

Certain terms and abbreviations used in this document have defined meanings, which are explained in section 15. The defined terms used in section 11 are separately explained in that section. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this document. All numbers are rounded unless otherwise indicated. All references to time are references to the time in Sydney, Australia. All references to "$" are references to Australian dollars, unless otherwise indicated.

Australian Securities and Investments Commission

A copy of this document has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor its officers takes any responsibility for the contents of this document. A copy of this document has also been lodged with ASIC in accordance with section 256C(5) of the Corporations Act.

ASX and LSE

A copy of this document has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this document.

Application will be made for the admission of HHG to the official list of ASX and for HHG CDIs to be granted official quotation on the stock market conducted by ASX. The fact that ASX may admit HHG to the official list of ASX, and grant official quotation of HHG CDIs on the stock market conducted by ASX, is not to be taken in any way as an indication of the merits of HHG. AMP Shares will continue to be quoted on ASX and also on NZSX.

It is also currently intended that application will be made to the UK Listing Authority for the entire ordinary share capital of HHG to be admitted to the Official List of the UK Listing Authority and

to the LSE for such ordinary share capital to be admitted to trading to the LSE's market for listed securities. The Demerger is not conditional on the LSE listing proceeding.

United States

None of the United States Securities and Exchange Commission ("SEC"), any United States state securities commission or other United States regulatory authority has passed upon, or endorsed, the merits of the Demerger, the distribution and transfer of the HHG Shares to AMP Shareholders or the accuracy, adequacy or completeness of this document. Any representation to the contrary is a criminal offence.

The HHG Shares have not been and will not be, registered under the US Securities Act or the securities laws of any state of the United States. Unless the HHG Shares are registered, they may be offered and resold in the United States only in transactions not subject to, or exempt from, registration under the US Securities Act and applicable United States securities laws.

This document is subject to disclosure requirements that are different from those of the United States. Financial statements included in this document have been prepared in accordance with non-United States accounting standards that may not be comparable to the financial statements of United States companies. The prospective or forecast financial information included in this document was not prepared as a forecast in compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forecasts. The pro-forma historical financial information included in this document does not purport to be in compliance with article 11 of regulation S-X of the rules and regulations of the SEC. For further details see section 7.6.6.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since AMP and HHG are located outside the United States, and all of their officers and directors may be residents outside the United States. You may not be able to sue AMP, HHG or their respective officers or directors in a court outside the United States for violations of the United States securities laws. It may be difficult to compel AMP, HHG and their respective affiliates to subject themselves to a United States court's judgement.

HHG intends to claim, under rule 12g3-2(b) of the US Exchange Act, an exemption from the filing requirements of section 12(g) of the US Exchange Act. If the SEC adds HHG to the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the U.S. Exchange Act, then HHG will furnish certain documents to the SEC under that rule. These documents consist primarily of regularly prepared financial statements and annual reports of HHG and are in the form prescribed by Australian and United Kingdom law or practice and are not deemed filed with the SEC.

The Directors do not currently intend to list HHG Shares on any United States exchange or seek quotation of them on an inter-dealer system in the United States. Therefore, it is unlikely that an active trading market will develop in the United States for HHG Shares.

Other jurisdictions

This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in HHG in any jurisdiction.

The distribution of this document and the offer of HHG Shares in certain jurisdictions may be restricted by law. If this document comes into your possession, you should inform yourself about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of such jurisdictions.

AMP is not a licensed broker or dealer or investment adviser under United Arab Emirates laws.

Forward looking statements

This document contains certain statements which relate to the future, including forward looking statements relating to AMP's and HHG's financial position and strategy. These forward looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of AMP and HHG (and the directors of AMP and HHG). These factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment and structural changes in the life insurance, wealth management and asset management industries in Australasia, the United Kingdom and Europe. These factors, and the extent to which the assumptions prove to be correct, may cause the actual results, performance or achievements of AMP or HHG to differ materially from those expressed or implied by such statements.

Neither AMP nor any other person (including any Director) gives any representation, assurance or guarantee that the results, performance or achievements expressed in or implied by the forward looking statements in this document (including the statements regarding those factors outlined above), will actually occur. AMP Shareholders are cautioned not to place undue reliance on the forward looking statements.

1 Key elements of the Proposal to Demerge

1.1 Effect on your AMP shareholding

1.1.1 What will happen to your AMP Shares?

If the Demerger proceeds, you will continue to hold the same number of AMP Shares as you held before the Demerger. Also, you will receive one HHG Share for each AMP Share that you hold at the Record Date for the Demerger. The Record Date is expected to be 5.00pm on 19 December 2003. For example, if you hold 100 AMP Shares on the Record Date, then, after the Demerger is implemented (and assuming you do not trade your AMP Shares), you will hold 100 AMP Shares and 100 HHG Shares.

To give effect to the Demerger, a number of your AMP Shares will be cancelled. In return for this cancellation, you will receive HHG Shares. Your remaining AMP Shares will then be increased by a share split to the number of AMP Shares you held before the cancellation. The capital cancellation and split is referred to as the Capital Adjustment. This structure results in your holding the same number of shares in each of AMP and HHG after the Demerger as the number of AMP Shares you held before the Demerger.

The market price of your AMP Shares after the Demerger is expected to reduce to reflect the separate value of the HHG Shares issued to you.

1.1.2 Will all AMP Shareholders receive HHG Ordinary Shares?

You will receive your HHG Shares in the form of either HHG Ordinary Shares or HHG CHESS Depositary Interests ("HHG CDIs").

If the LSE listing of HHG proceeds, AMP Shareholders:

- with a Registered Address in the United Kingdom, Ireland, France and the Channel Islands will receive HHG Ordinary Shares; and
- with a Registered Address in Australia, New Zealand, United States and certain other jurisdictions will receive HHG CDIs (see section 3.5.2).

If the LSE listing of HHG does not proceed as part of the Demerger, all AMP Shareholders (other than Ineligible Overseas Shareholders) will receive HHG CDIs. In these circumstances HHG would still intend to list on the LSE as soon as practicable.

Ineligible Overseas Shareholders will have their HHG Shares issued to the Sale Agent. The Sale Agent will sell those HHG Shares and arrange for the proceeds of sale to be paid to the Ineligible Overseas Shareholders. More information about who is an Ineligible Overseas Shareholder and how those shareholders are treated is set out in section 3.4.8.

1.1.3 What are CDIs?

CDIs are a form of security commonly used to allow trading on ASX of shares of companies that are incorporated in foreign countries. HHG is incorporated in England and Wales and English law does not allow the transfer of shares through CHESS, ASX's paperless trading and settlement system. HHG CDIs can be traded on ASX through CHESS. If the LSE listing proceeds, HHG Ordinary Shares can be traded on the LSE but not on ASX.

For further detail, you should read:

- section 3.5.2, which more fully describes HHG CDIs; and
- section 10.34.4, which sets out the rights attached to HHG CDIs.

1.1.4 Will you have to pay any cash?

You will not have to pay any cash to receive the HHG Shares to which you are entitled under the Scheme. If the Demerger proceeds, the HHG Shares will be issued to you in accordance with the terms of the Scheme. If you elect to participate in the AMP Rights Offer, you will need to pay cash for any new AMP Shares you apply for.

1.1.5 Do you have to do anything to receive your HHG Shares?

If the Demerger proceeds, you will automatically receive the HHG Shares to which you are entitled under the Scheme. You do not have to do anything if the Demerger proceeds. You will receive the HHG Shares even if you vote against the Demerger or do not vote at all.

1.2 Why have the Directors proposed the Demerger?

The Directors have proposed the Demerger because they believe it is the best way to respond to a number of challenges facing AMP, to help unlock the underlying value of AMP and to provide a fresh start for AMP and HHG. The challenges which led to the Proposal to Demerge are set out below.

1.2.1 Different markets

The Directors believe that AMP's Australian and United Kingdom life insurance and superannuation businesses are not adequately benefiting from being part of the same group and that they will be more valuable if they are separated.

While there are some similarities between the competitive positioning of the Australian and United Kingdom life insurance and superannuation/pension businesses and markets and their regulation, there are some significant differences. Different types of products and methods of distribution are dominant in each market. Regulation in Australia is focused primarily on adviser compliance and fee transparency, while regulation in the United Kingdom includes adviser and product compliance as well as fee capping for certain products. Furthermore, while AMP's Australian life insurance and superannuation business continues to write new business, its United Kingdom life insurance and pensions business has closed its books to new business.

As a result of the differences between the competitive positioning of the Australian and the United Kingdom life insurance and superannuation/pension businesses and markets, the Directors believe it would be difficult for AMP to replicate in the United Kingdom the business model that AMP has developed in life insurance and superannuation in its Australian business (particularly in product development and advice based distribution).

On the other hand, there are benefits of keeping each regional business together. In particular, in Australia, the wealth management operations (AMP Financial Services) complement the investment management operations (AMP Capital Investors).

1.2.2 Broadening the investor base

Although approximately 54% of AMP's total assets are based in the United Kingdom and Europe (as at 30 June 2003 before the pro-forma adjustments set out in sections 5.3.1 and 7.3.1), only approximately 6% of AMP Shares are held by United Kingdom and European institutional investors. The Directors believe this may have an adverse impact on the equity market's valuation of AMP, particularly the United Kingdom businesses. The Directors believe the Demerger, and the proposed LSE listing (if it proceeds), should broaden the HHG investor base in the United Kingdom and Europe over time and should also encourage other new investors who seek solely to invest in AMP or HHG.

1.2.3 Improving the perception of AMP's assets and brands

As a result of the major downturn in United Kingdom equity markets over the last two years, the United Kingdom asset management and life and pension industries (including AMP's businesses) have experienced significant falls in operating performance and capital strength. This has adversely affected the value and financial position of businesses across these industries.

Although AMP has taken steps to reduce its exposure to equity market risks, reduced its costs and closed its life insurance and pension books in the United Kingdom to new business, AMP's assets and brands in Australasia have been adversely affected by the difficulties AMP has experienced in the United Kingdom. In turn, uncertainty over the level of AMP's continuing commitment to its United Kingdom businesses has had an adverse effect on AMP's assets and brands in the United Kingdom.

1.2.4 Improving the prospects for growth of Henderson

HHG's strategy is to grow Henderson into a powerful and highly regarded European investment management business centred in London, with emerging businesses in the other major asset management markets. As an independent, separately listed company, HHG will have strategic flexibility and access to the capital markets. The Directors believe that this will better position HHG to achieve its strategic objectives.

1.2.5 Improving the prospects for growth in AMP's Australasian businesses

The difficulties AMP has experienced in the United Kingdom have affected the priorities for the allocation of shareholder capital within the AMP Group. The Directors believe the Demerger will facilitate a renewed focus on strengthening and developing AMP's Australasian businesses through improved access to, and allocation of, capital to support the growth of those businesses.

1.3 Did the Directors consider other alternatives?

The Directors considered a range of alternatives before they decided to recommend the Proposal to Demerge.

The major alternatives the Directors considered were:

- maintenance of the existing AMP structure;
- a trade sale or merger of some or all of AMP's United Kingdom businesses;
- an initial public offering of Henderson on the LSE;

- a trade sale or merger of AMP Financial Services; and
- various forms of demerger.

The Directors evaluated each alternative against a number of criteria, including:

- ability to maximise shareholder value;
- ability to address the challenges facing AMP; and
- certainty of execution and implementation timeframe.

Other than the Demerger, the alternative that rated highly against these criteria was the sale of AMP's United Kingdom businesses (comprising Life Services, with or without Henderson). After careful consideration, the Directors decided on 30 April 2003 that the Proposal to Demerge was preferable to a sale of the United Kingdom businesses as:

- with equity markets and valuations of life insurance, pension and investment management businesses at a low point of the cycle and the existence of funding constraints on a number of trade buyers in the United Kingdom, the Directors believed a sale of the United Kingdom businesses would not realise fair value; and
- the Demerger would facilitate the possibility of a subsequent sale of part or all of the United Kingdom businesses.

Since announcing the Proposal to Demerge, AMP has been approached by several parties interested in acquiring the United Kingdom businesses. These approaches have led to conditional proposals being submitted in respect of these businesses. These proposals are not attractive relative to the Proposal to Demerge as they presently fail to fully reflect the intrinsic value of the businesses and involve continuing exposure through warranties and indemnities. While the Proposal to Demerge remains the preferred option, it is possible that these proposals could, with the improvement in equity markets and valuations, result in a firm offer being made for the United Kingdom businesses which the Directors may consider to be a better outcome than the Demerger. Furthermore, if the Directors receive any offers in respect of its Australasian businesses, they will consider them and act in the best interests of AMP Shareholders.

AMP will keep AMP Shareholders informed of any significant changes or new information affecting the Proposal to Demerge (see section 10.19).

1.4 What happens if the Proposal to Demerge does not proceed?

If the Proposal to Demerge does not proceed and AMP retains the United Kingdom businesses:

- AMP Shareholders will keep their AMP Shares and they will not receive HHG Shares;
- the businesses in Australasia and the United Kingdom will continue to be managed under a single group structure;
- AMP will continue to own and operate the United Kingdom businesses and the challenges currently facing AMP will remain;
- AMP's assets and brands may be affected by the uncertainty caused by the Demerger not proceeding;

- the AMP Share price may decrease;
- the RPS redemption will not proceed and the AMP Rights Offer will not be required;
- AMP will have incurred costs, which are currently expected to be $106 million (before tax), as a result of the Proposal to Demerge, without receiving any of the benefits of the Demerger;
- AMP should save $108 million (before tax) in Demerger costs which will not be incurred at the time of the Meetings and are only payable if the Demerger and LSE listing proceed;
- AMP will continue to implement the internal separation of management and operations on a geographic basis within the existing single group structure;
- it may not be necessary to accelerate the repayment of the remaining loans from entities within the AMP Group to entities within the HHG Group;
- the $1.7 billion of capital raised following the announcement of the Proposal to Demerge on 1 May 2003 will still be used primarily for the restructure of intercompany loans and external debt; and
- the Directors and senior management of AMP will take action to address the challenges facing AMP including reconsidering the alternatives described in section 1.3.

1.5 What are the key steps to implement the Demerger?

The key steps to implement the Demerger are:

- AMP Shareholders will vote on the Capital Adjustment Resolution at the General Meeting and on the Demerger Resolution at the Scheme Meeting; and
- if the required majorities of AMP Shareholders approve both the Capital Adjustment Resolution and the Demerger Resolution, then AMP will apply to the Court to approve the Scheme at a Court hearing that AMP expects to be held shortly after the Scheme Meeting.

For the Demerger to proceed, the necessary AMP Shareholder and Court approvals must be obtained, and AMP must lodge with ASIC an "office copy" of the Court order approving the Scheme. Section 3.2.1 contains details of a number of other conditions that must be satisfied before the Demerger can proceed.

In addition to these key steps, at the General Meeting AMP Shareholders will vote on the RPS Preference Share Cancellation Resolution. The Demerger and the RPS redemption are not conditional on this resolution being passed (see section 3.4.1).

If the Demerger proceeds, HHG will be listed on ASX. It is also intended that HHG will be listed on LSE. However, the Demerger is not conditional on LSE listing occurring. Further information on the LSE listing is in section 3.5.1.

1.6 Reset Preferred Securities and the AMP Rights Offer

1.6.1 What will happen to the Reset Preferred Securities?

AMP intends that the RPS will be redeemed for cash. The RPS redemption is conditional on both the Demerger and the AMP Rights Offer proceeding. AMP proposes to redeem the RPS from the proceeds of the AMP Rights Offer. Both the RPS redemption and the AMP Rights Offer are subject to the consent of the Australian Prudential Regulation Authority ("APRA").

The RPS redemption is further explained in section 3.4.1.

1.6.2 What is the AMP Rights Offer?

AMP intends to undertake a rights offer of new AMP Shares. The purpose of the AMP Rights Offer is to fund the cash redemption of the RPS after the Demerger becomes Effective. The Demerger is conditional on the underwriting agreement with the AMP Rights Offer Underwriters not being terminated in accordance with its terms before the date the Court hearing for approval of the Scheme starts (see section 3.2.1). The AMP Rights Offer will not be required if the Demerger does not proceed.

The proceeds expected to be raised from the AMP Rights Offer will be approximately $1.2 billion. The AMP Rights Offer has been fully underwritten by the AMP Rights Offer Underwriters. AMP Shareholders who are not eligible to participate in the AMP Rights Offer or who do not take up their rights, will receive a Cash Payment (see section 3.4.2).

The new AMP Shares will be issued after the Effective Date of the Demerger. The new AMP Shares issued under the AMP Rights Offer will not carry an entitlement to receive HHG Shares pursuant to the Demerger or to the interim dividend declared by AMP on 20 August 2003.

The AMP Rights Offer is further explained in section 3.4.2 and the full terms are set out in the AMP Rights Offer Prospectus that will be sent to AMP Shareholders who are registered on the AMP Register on the AMP Rights Offer Record Date.

1.7 Why will AMP be holding approximately 15% of HHG immediately after the Demerger?

Immediately after the Demerger, AMP will hold approximately 15% of the issued capital of HHG. This will be an asset of AMP and compensate AMP, in part, for the capital it is providing to HHG as a result of the Demerger (see section 3.1). Certain restrictions may apply to AMP's ability to sell this shareholding up to March 2005 (see section 10.6.7). In some circumstances AMP may be required to subscribe for Convertible Loan Notes in HHG. If this is required, AMP's shareholding in HHG may exceed 15% (see section 3.4.3).

1.8 Other considerations

1.8.1 What will happen to the Income Securities?

The Income Securities will remain outstanding as securities of AMP and their terms will not change as a result of the Demerger. Further information regarding the Income Securities can be found in section 3.4.4.

1.8.2 Will the Demerger affect any AMP Group products I own?

The Demerger itself will not lead to any changes to AMP and HHG products. However, after the Demerger, changes may occur from time to time to AMP and HHG products. Any such changes

would result from the implementation of strategies designed to deliver value to the shareholders and customers of AMP and HHG. An outline of these plans is set out in section 4 for AMP and section 6 for HHG.

1.8.3 What are the tax implications?

The Demerger has taxation implications for AMP Shareholders. You should consider these tax implications when you are deciding how to vote in relation to the Proposal to Demerge. Unlike other recent demergers in Australia, Australian capital gains tax rollover relief will not be available for AMP Shareholders, as one of the relevant conditions for rollover relief is not satisfied.

The taxation implications of the Proposal to Demerge are complex and depend on the laws of the country in which you are a tax resident. A guide to the general tax implications of the Demerger is set out in section 8. The guide is expressed in general terms and does not take into account your particular circumstances. The AMP Rights Offer will also have taxation implications for AMP Shareholders which are separately set out in the AMP Rights Offer Prospectus. You should seek professional advice as to the tax implications of the Demerger for you.

1.9 Has the Proposal to Demerge been independently reviewed?

The Proposal to Demerge has been reviewed by an independent expert, Rothschild, which has concluded that the Demerger is in the best interests of AMP Shareholders on the basis that no offer to acquire the United Kingdom businesses has been made on preferable terms. Rothschild has also concluded that the Capital Adjustment is fair and reasonable to AMP Shareholders as a whole and will not materially prejudice AMP's ability to pay its creditors. The Independent Expert's full report is set out in section 12.

1.10 What do your Directors recommend?

The Directors believe that the Demerger is in the best interests of AMP Shareholders and that the Capital Adjustment is fair and reasonable to AMP Shareholders as a whole and will not materially prejudice AMP's ability to pay its creditors.

The Directors recommend you vote "for" each of the resolutions to be considered at the General Meeting and the Scheme Meeting.

2 Benefits, disadvantages and risks

2.1 What are the benefits of the Proposal to Demerge?

The Directors believe that the key benefit of the Proposal to Demerge is that it will help unlock the underlying value of AMP and HHG. They believe this value is more likely to be fully reflected in the share prices of the two companies than in the share price of AMP under the current structure.

They believe the Proposal to Demerge will:

2.1.1 Create separate, regional businesses in Australasia and the United Kingdom, each primarily focused on its home market

If the Demerger proceeds, the Australasian and United Kingdom businesses will be separated and be able to pursue independent strategies, consistent with their respective strengths and capabilities.

The Directors believe that:

- AMP's assets and brands in the Australasian and United Kingdom businesses will be more valuable separated. The Demerger will break the cycle where business issues in one market have a negative impact on the business in the other market. For example, creating a locally based and run United Kingdom business in HHG should eliminate any uncertainties United Kingdom customers and investors have about AMP's ongoing commitment to its businesses there. Similarly, a locally based and run Australasian business will benefit from being separated from the United Kingdom life insurance and pension market;

- the Australasian and United Kingdom businesses will benefit from having local, independent management and board with a dedicated, primary focus on their own markets. This will enable them to concentrate on developing and strengthening each business and to respond more quickly and effectively to strategic challenges, opportunities and market changes;

- the advantages of managing the Australasian and United Kingdom businesses together in one group are now limited and declining, as markets and regulation in these regions are developing in different ways; and

- greater business benefits exist between the business units in each regional market than internationally.

Information about the proposed strategies to be adopted by the two separate companies, AMP and HHG, are set out in sections 4 and 6.

2.1.2 Simplify AMP's corporate structure, improving transparency and increasing investor understanding and confidence

The AMP Group currently has a complex corporate structure, built up over many years to accommodate a range of different businesses operating in different markets and under different regulatory regimes. The Demerger will create the opportunity for simpler and more transparent corporate structures.

As a result the Directors expect that the annual corporate office costs for AMP and HHG after the Demerger will not be significantly different to the annual corporate office costs which would be incurred if the Demerger did not proceed. This is because the savings expected from the simpler structures will offset the additional costs associated with operating two separately listed companies.

The Directors believe that the simpler structures should help AMP Shareholders, other potential investors and the broader financial community to better understand and evaluate the financial performance, operations, strategies and potential of each company.

The Directors believe that this improved corporate simplicity and transparency, and enhanced investor understanding, will make each of AMP and HHG a more attractive investment proposition to financial communities in Australasia and the United Kingdom than the current single group structure is now.

2.1.3 Broaden the investor base by attracting new shareholders

The Directors believe that there are a number of potential investors who are interested in investing in either the Australasian or the United Kingdom businesses, but not both. AMP has been under represented with institutional investors, particularly in Australia. In addition, the potential listing of HHG on the LSE (if it proceeds) should over time create new demand from United Kingdom and European investors.

These investors will be able to buy AMP Shares or HHG Shares, or both, which should broaden the investor base in each company.

2.1.4 Improve operational flexibility and ability to benefit from industry consolidation

The Directors believe that there is potential for regional industry consolidation in the wealth and investment management sectors, both in Australia and the United Kingdom.

Establishing AMP and HHG as two independent companies should improve their respective abilities to take advantage of consolidation opportunities in their markets as they arise.

Both companies will have flexibility to offer their own shares for potential merger or acquisition opportunities and to independently access capital markets.

2.1.5 Provide existing AMP Shareholders with greater choice about their AMP and HHG investments

The Demerger will give existing AMP Shareholders greater choice and flexibility about their investments in AMP and HHG. For the first time, AMP Shareholders will be able to choose whether to continue to invest in AMP or HHG, or both.

2.1.6 Enable each company to adopt a separate capital structure, making them easier to value

As independently listed companies, AMP and HHG will have separate and direct access to the equity capital markets and independent market valuations. This means it will be simpler and easier to value each company than is currently possible under the single group structure.

2.1.7 Improve each company's ability to reward employees in line with individual business performance and shareholder interests

As separate companies, AMP and HHG will be able to implement restructured employee remuneration plans that are more closely tied to the performance of the relevant businesses and, ultimately, shareholders' interests.

2.2 What are the disadvantages of the Proposal to Demerge?

The Directors believe that the main disadvantages of the Proposal to Demerge are as follows:

2.2.1 Cost

Preparing and implementing the Proposal to Demerge will involve costs estimated at approximately $214 million before tax ($193 million after tax), including:

- costs of establishing HHG and AMP as independent entities. These costs are expected to total $46 million, including costs in relation to information systems and technology, retrenchments and separation of the HHG business;
- shareholder and policyholder communication costs, including the cost of advertising and rebranding of $35 million;
- financial advisory, legal, accounting and other advisory and experts' fees and costs in respect of the Demerger of $67 million;
- financial advisory, legal, accounting and other advisory and experts' fees and costs in respect of the LSE listing as part of the Demerger of $32 million;
- the cost of printing and distributing this document of $14 million; and
- other costs, including costs relating to the Convertible Loan Notes, insurance and project costs of $20 million.

Approximately 86% ($183 million before tax: $162 million after tax) of these costs will be borne by AMP and the remainder by HHG.

The Directors expect that at the time of the Meetings, approximately 50% of these costs ($106 million before tax) will have been either incurred, or committed to be incurred, even if the Demerger does not proceed.

In addition to these Demerger costs, an estimated $57 million before tax ($49 million after tax) in business restructuring costs are expected to be incurred in the six months to 31 December 2003. These restructuring costs include payments for void space, Restructure and Employee Retention Arrangements and directors' and officers' run-off insurance.

The above costs do not include costs in connection with the AMP Rights Offer which are estimated to be $18 million before tax.

2.2.2 Need to change AMP's capital structure

If the Demerger proceeds, AMP's regulatory capital requirements will significantly reduce as it will no longer own HHG. As a result, AMP's existing capital structure will need to be changed to better meet its ongoing regulatory requirements. In addition, the Demerger will cause a number of AMP's existing capital instruments to lose some or all of their eligibility as regulatory capital

under APRA's prudential guidelines. For example, part of the RPS will lose Tier 1 regulatory capital status and some subordinated debt will not be allowable as Tier 2 capital. In these circumstances, the Directors intend to arrange for the RPS to be redeemed in accordance with their terms, funded by the AMP Rights Offer. AMP also intends to apply approximately $600 million from the 1 May 2003 capital raising towards restructuring some of its outstanding senior and subordinated debt prior to 31 December 2003 subject to achieving satisfactory pricing and maintaining appropriate levels of liquidity.

2.2.3 Acceleration of the repayment of intercompany loans

AMP has historically had a number of intercompany loans between entities within the AMP Group and entities within the HHG Group. Approximately $400 million of these internal loans were repaid in June 2003. As at 30 June 2003, the aggregate amount of outstanding internal loans between AMP Group entities and HHG Group entities was $253 million. If the Demerger proceeds, it is intended that this balance will be repaid.

While these loans would have been repaid at a future time in the absence of the Demerger, the implementation of the Demerger will accelerate these events. These outstanding loans will be repaid from the proceeds of AMP's equity raising in May 2003.

2.2.4 Potential taxation implications for AMP Shareholders who are resident in Australia for tax purposes

As the Proposal to Demerge does not qualify for capital gains tax rollover relief, some AMP Shareholders who are resident in Australia for tax purposes may be liable for capital gains tax on the cancellation of their AMP Shares. However, this should only affect those Australian resident AMP Shareholders that hold AMP Shares with a cost base which is less than the volume weighted average price of AMP Shares on ASX for 10 business days prior to the date of the Meetings. For example, for those AMP Shareholders which were issued AMP Shares in the demutualisation of AMP Society, a capital gain would not arise unless the volume weighted average price of AMP Shares described above exceeds the cost base of $10.43 (which was the cost base attributed to the AMP Shares issued to most AMP Shareholders in the demutualisation).

Further details of the taxation implications for AMP Shareholders in Australia are set out in section 8.2.

2.2.5 Dilution to shareholders who do not participate in the AMP Rights Offer

If the Demerger is implemented, AMP intends to undertake the AMP Rights Offer to fund the redemption of the RPS. The AMP Rights Offer is fully underwritten. Any new AMP Shares not taken up by AMP Shareholders entitled to them under the AMP Rights Offer will be subscribed for by investors in an institutional bookbuild or by the AMP Rights Offer Underwriters. The ownership interests in AMP of any AMP Shareholder who is not entitled, or who does not take up their entitlement, to participate in the AMP Rights Offer will be diluted by the issue of new AMP Shares under the AMP Rights Offer. AMP Shareholders who are not entitled to participate in the AMP Rights offer or who do not take up their rights will receive a Cash Payment.

Further details of the AMP Rights Offer and the Cash Payment are set out in section 3.4.2.

2.2.6 Reduction of potential diversification benefits

As a result of the Demerger, both AMP and HHG will be smaller and more geographically concentrated than AMP is under the current single group structure. This will reduce potential diversification benefits at the demerged company level. This means that AMP and HHG after

the Demerger may be more vulnerable than AMP is before the Demerger to any adverse development affecting AMP or HHG individually. However, AMP Shareholders can continue to benefit from diversification by retaining shareholdings in both AMP and HHG.

2.2.7 Loss on Demerger

In its consolidated financial statements at 31 December 2003, AMP will recognise a loss on Demerger. The loss amounts to $2,467 million based on a Directors' valuation of HHG of £1,300 million (equal to $3,200 million at 0.4064 £/$ exchange rate). The loss to be ultimately reflected in AMP's consolidated financial statements will be adjusted based on the price of HHG Shares after the Demerger. This loss causes AMP to show consolidated accumulated losses and consequently AMP will require APRA approval to pay future dividends while the consolidated losses remain (see section 2.3.4). The loss on Demerger is separate and distinct from the asset writedowns and additional provisions amounting to $2,268 million recognised in AMP's consolidated financial report for the half year ended 30 June 2003.

Further details of the loss on Demerger are set out in section 5.4.1.

2.3 What are the risks of the Proposal to Demerge?

The risks identified in section 2.3 are specific to the Demerger. That is, they are separate from the business risks associated with AMP and HHG which exist now and will continue after the Demerger. Those business specific risks are separately covered in section 4 for AMP and in section 6 for HHG.

The Directors believe that the risks of the Proposal to Demerge are as follows:

2.3.1 Lower combined market value of AMP and HHG than AMP's market value prior to Demerger

There is a risk that the combined market value of AMP Shares and HHG Shares after the Demerger will be lower than the market value of AMP Shares before the Demerger, particularly for the period shortly after the Demerger takes effect.

The market price of AMP Shares and HHG Shares after the Demerger cannot be predicted with certainty. Share prices are impacted by a range of factors, including economic and investment market conditions, trading and operating conditions and changes in monetary, regulatory and taxation regimes.

The Directors believe that, in addition to these general factors, the market price of AMP Shares and HHG Shares may be influenced by:

- AMP Shareholders and HHG Shareholders seeking to rebalance their investment portfolio by adjusting their shareholdings in AMP and HHG;
- investor expectations in relation to earnings, dividends and growth prospects;
- the risk factors for AMP and HHG set out in sections 4.8 and 6.8;
- the lack of an established trading market for HHG Shares. There will be no public trading market in HHG Shares until after the Demerger takes effect and HHG Shares are quoted on ASX and, if the LSE listing proceeds, on the LSE. There can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained;

- whether the LSE listing proceeds as part of the Demerger (which may affect demand for HHG Shares) – see also section 2.3.5;
- potential circumstances relating to the CLNs such as the CLNs not being refinanced and/or the CLNs being put to AMP (see section 3.4.3);
- the prospect of a future equity raising by HHG (see section 3.4.3);
- the market's expectation of a future sale by AMP of its shareholding of approximately 15% of the issued capital of HHG; and
- the AMP Rights Offer.

2.3.2 Increased exchange rate risk

For HHG Shareholders who are based outside the United Kingdom, the price of HHG Shares and any dividends will be affected (either favourably or unfavourably, depending on the fluctuation) by changes in the exchange rates of Pounds Sterling against their home currency.

2.3.3 Inability to eliminate fully the risks between AMP and HHG

The Proposal to Demerge seeks to achieve economic and legal separation of AMP and HHG. However, there is a risk that shareholders in either AMP or HHG might be impacted by future events which affect the other company. While the Demerger substantially reduces the risks between the two companies, it may not fully eliminate them. These risks may arise due to AMP's shareholding of approximately 15% of the issued capital of HHG, the Convertible Loan Notes (described in section 3.4.3), the ongoing contractual relationships between the businesses, such as asset management of selected AMP international funds by HHG, and potential claims and disputes that may emerge after the Demerger.

2.3.4 APRA approval required for dividends paid by AMP while showing consolidated accumulated losses

As discussed in section 5.6, the Demerger results in the AMP Group showing consolidated accumulated losses (after including the capital loss reserve which arises on the Demerger). Accordingly, AMP will be required under APRA's prudential standards to seek approval to pay any future dividends while consolidated accumulated losses remain.

2.3.5 No LSE listing of HHG as part of the Demerger

The Demerger is not conditional on the LSE listing proceeding, although if the LSE listing does not proceed as part of the Demerger, HHG intends to pursue a LSE listing as soon as practicable.

If the LSE listing does not proceed, the market price of HHG Shares may be adversely affected through a reduction in demand for HHG Shares.

2.3.6 Potential dilution of HHG Shareholders

HHG has received a conditional commitment from UBS AG to subscribe for up to £100 million of Convertible Loan Notes ("CLNs"). Summary details of these arrangements are set out in sections 3.4.3 and 10.32.10. Under the arrangements, any CLNs not redeemed from any equity raising within certain timeframes may be converted into HHG Shares and will in any event be converted to HHG Shares immediately prior to the anniversary of their issue if they have not been redeemed before that time (in the latter case at a 30% discount to average market price).

Either or both of any equity raising and conversion may result in the dilution of the ownership interests of existing HHG Shareholders.

2.4 Independent Expert's view

You should also refer to the Independent Expert's report in section 12 where the Independent Expert sets out its view of the benefits, disadvantages and risks of the Proposal to Demerge. See specifically section 6 of the Independent Expert's summary letter and section 9 of the Independent Expert's report.

3 Details of the Proposal to Demerge

3.1 AMP Group structure

The structure of the AMP Group before the Demerger is as follows:



Shareholders
AMP Limited
AMP Financial Investment Group Holdings Limited
AMP Group Holdings Limited
AMP Bank Limited
AMP Holdings Limited
Services and funding operations for Aust/NZ
Aust and NZ investment operations to be called AMP Capital Investors
AMP Financial Services Holdings Limited
AMP General Insurance Holdings Limited
AMP Life Limited
HHG plc (formerly AMP (UK) plc)
AMP Life Limited Statutory Funds
Other Australian Financial Services operating subsidiaries
Run-off portfolio and management businesses
Pearl Assurance plc
London Life Holdings Limited
AMP (UK) Finance Services plc (UK Funding assumed by AMP)
NPI Limited
AMP Invest plc
National Provident Life Limited
AMP (UK) Services Limited (UK Service operations)
Henderson Global Investors (Holdings) plc (UK investment operations)
AMP Virgin Holdings Limited
Towry Law plc
AMP entities after the Demerger
HHG entities after the Demerger

The diagrams set out above and below are simplified diagrams designed to show the structure of the major operating entities or operating groups of each of the AMP Group and the HHG Group. Not all of the entities in each group are shown. Certain minority interests which are held within the relevant group have not been shown.

The structure of AMP and HHG after the Demerger will be as follows:


Shareholders
AMP Limited
AMP Financial Investment Group Holdings Limited
AMP Group Holdings Limited
AMP Bank Limited
AMP Holdings Limited
Services and funding operations for Aust/NZ
AMP(UK) Finance Services plc (UK Funding assumed by AMP)
Aust and NZ investment operations to be called AMP Capital Investors
AMP Financial Services Holdings Limited
AMP General Insurance Holdings Limited
AMP Life Limited
AMP Life Limited Statutory Funds
Other Australian Financial Services operating subsidiaries
Run-off portfolio and management businesses


Shareholders
HHG plc
Note 2
AMP (UK) Services Limited (UK Service operations)
AMP Invest plc
Note 3
Pearl Assurance plc
London Life Holdings Limited
NPI Limited
AMP Virgin Holdings Limited
Towry Law plc
Henderson Global Investors (Holdings) plc (UK Investment operations)
National Provident Life Limited

Notes:

1. If the Demerger is implemented, the "Henderson" name will be removed from the entities in the AMP Group and the "AMP" name will be removed from the entities in the HHG Group.
2. Following the Demerger it is expected that HHG PLC will own a controlling interest (between 50% and 60%) in AMP Invest plc, and the balance will be held by Pearl shareholders' fund.
3. Pearl's investment in AMP Invest plc is held by Pearl shareholders' fund. Regulatory restrictions may apply in relation to the distribution of profits from the shareholders' fund – see section 6.8.1.

In order to give effect to the Demerger and the necessary internal restructure of AMP and HHG:

- AMP will undertake the Capital Adjustment and Scheme which are described in sections 3.2 and 3.3; and

- the AMP Group will undertake an internal restructure, which is summarised in sections 10.4 and 10.24.

As part of the internal restructure, AMP Group will assume or repay approximately £1,041 million of corporate external debt (which includes £75 million of costs related to the termination of the cross currency swap associated with the RPS, which will be settled in cash prior to the Demerger) currently held or issued by AMP's United Kingdom companies.

AMP Financial Services Holdings Limited, an indirect wholly owned subsidiary of AMP, will subscribe approximately £157 million for further shares in HHG to, in part, recapitalise AMP (UK) Services Limited (as described in the 30 June 2003 Investor Report) and further capital of approximately £34 million for the issue of HHG Shares.

AMP will make two further subscriptions for HHG Shares totalling £116 million to give effect to the restructuring. However, HHG will make payments back to AMP totalling £116 million, resulting in no change to AMP's overall cash resources position (see section 10.4).

AMP will retain a shareholding of approximately 15% in HHG to compensate AMP, in part, for the capital it is providing to HHG. Certain restrictions will apply to AMP's ability to sell this shareholding (see section 10.6.7).

Various guarantees and other financial support that AMP Group has provided to the HHG Group will be released (see section 10.6.1).

HHG is expected to acquire a controlling (between 50% and 60%) interest in AMP Invest plc (the parent company of Henderson). This will enable HHG to acquire majority ownership and voting control of AMP Invest plc and enable HHG's share of dividends from AMP Invest plc to be distributed to HHG.

The Proposal to Demerge and the internal restructure will result in the AMP Group and the HHG Group after the Demerger being structured as set out in the diagrams above and owning the entities and businesses described in sections 4 and 6 respectively. The financial positions of the AMP Group and the HHG Group after the Demerger (but before the internal restructure of the HHG Group as outlined in note 2 of the diagrams above) are set out in sections 5.3.1 and 7.3.1 respectively.

3.2 Elements of Proposal to Demerge

3.2.1 Conditions

The Proposal to Demerge has two key elements: the Capital Adjustment and the Scheme.

The Scheme will become binding on AMP and AMP Shareholders only if the following conditions are satisfied or, in the case of (e) and (g), waived by AMP:

(a) AMP Shareholder approvals

AMP Shareholders pass the Capital Adjustment Resolution at the General Meeting and the Demerger Resolution at the Scheme Meeting by the majorities set out in sections 3.3.1 and 3.3.2;

(b) Court approval

The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act and AMP lodges the order of the Court with ASIC. The date on which these occur is the Effective Date unless another date is determined by the AMP Board;

(c) ASX approval and quotation

ASX approves the admission of HHG to the official list of ASX and grants permission for official quotation of the HHG CDIs on the stock market conducted by ASX, subject only to the Scheme becoming Effective and such other conditions as may be acceptable to AMP. The Scheme is not conditional on the listing of HHG by the UK Listing Authority on the LSE;

(d) Directors' recommendation

Between the date of this document and the Scheme Meeting, a majority of the Directors recommend (and do not change or withdraw their recommendation) that AMP Shareholders vote in favour of the Scheme;

(e) regulatory approvals

All approvals, consents, waivers and other acts as are necessary or, in the reasonable opinion of AMP, desirable, to implement the Demerger being obtained either unconditionally or on conditions reasonably satisfactory to the AMP Board from relevant regulatory authorities on or before 9.00am on the date on which the Court hears the application to approve the Scheme;

(f) HHG Capital Reduction approval

The High Court of Justice of England and Wales sanctioning the HHG Capital Reduction. The HHG Capital Reduction is part of the internal funding arrangements necessary to effect the capital cancellation. The HHG Capital Reduction will not have an adverse effect on AMP Shareholders; and

(g) AMP Rights Offer remains underwritten

The underwriting agreement between AMP and the AMP Rights Offer Underwriters is not terminated in accordance with its terms before the date the court hearing for approval of the Scheme starts. This date is expected to be 11 December 2003. Further details of the terms of the underwriting agreement are in section 10.6.6.

If the Demerger Date does not occur by 31 January 2004 (or such later date as the Board determines), the Scheme will lapse and the Demerger will not be implemented.

3.2.2 Capital Adjustment

The Capital Adjustment involves two steps:

- first, the cancellation of a number of the AMP Shares held by each AMP Shareholder on the Record Date. The number to be cancelled is calculated in accordance with the formula set out in the Scheme (see section 11); and

- second, a share split of the number of AMP Shares held by each AMP Shareholder immediately following the cancellation so that each AMP Shareholder will hold the same number of AMP Shares that they held before the cancellation.

The Capital Adjustment results in each AMP Shareholder holding the same number of shares in each of AMP and HHG after the Demerger as the number of AMP Shares they held before the Demerger.

Under the Scheme, each AMP Shareholder will receive one HHG Share for each AMP Share which they hold on the Record Date.

No AMP Shareholder will be required to pay any cash amount in relation to the issue of their HHG Shares. However, if an AMP Shareholder elects to participate in the AMP Rights Offer, cash will be payable for any new AMP Shares applied for.

Ineligible Overseas Shareholders will receive cash instead of HHG Shares. This is currently expected to affect approximately 0.1% of the AMP Shares on issue (see section 3.4.8).

The precise proportion of AMP Shares to be cancelled will be determined on the Demerger Date and is derived from the following formula:

Aggregate Cancellation Amount ÷ VWAP ÷ TSS = proportion of total AMP Shares to be cancelled

where

Aggregate Cancellation Amount is	the Australian dollar equivalent of £1,105 million calculated by AMP by reference to the exchange rate on the Demerger Date
VWAP is	the volume weighted average price of AMP Shares sold on ASX for the 10 business days prior to the date of the Meetings
TSS is	the total number of AMP Shares on issue on the Record Date

For example, assuming the Aggregate Cancellation Amount is $2,763 million (£1,105 million converted at 0.40), the VWAP described above is between $6.00 and $7.00 and the total number of AMP Shares on issue is 1,520 million, then the proportion of AMP Shares to be cancelled will be between 26% and 30%.

Under the Corporations Act, the Capital Adjustment may proceed only if it is approved as an ordinary resolution at the General Meeting. The Capital Adjustment is conditional on AMP Shareholders approving the Scheme (by approving the Demerger Resolution) and on the Demerger being implemented. This means that AMP will not undertake the Capital Adjustment unless the Scheme is approved by AMP Shareholders and becomes Effective.

Under the Scheme, each AMP Shareholder will be required to apply their Cancellation Entitlement (arising from the capital cancellation which is part of the Capital Adjustment) to subscribe for HHG Shares.

3.2.3 *Timing of the Scheme of Arrangement*

An indicative timetable setting out the important dates for the Demerger is listed in the front of this document. Timing of the events referred to below could change for a number of reasons, including delay in obtaining AMP Shareholder or Court approval.

3.2.4 *Implementation steps for the Scheme of Arrangement*

If AMP Shareholders approve the Capital Adjustment Resolution and the Demerger Resolution and all other conditions of the Scheme are satisfied or, if applicable waived, the following steps will be undertaken:

(a) Court approval

- The Court will be asked to approve the Scheme under section 411(4)(b) of the Corporations Act at a hearing to be held shortly after the Scheme Meeting. AMP expects that this hearing will start on or about 11 December 2003.
- If the Court approves the Scheme, the Effective Date of the Scheme will be the date on which the Court order approving the Scheme takes effect (which is when a copy of that Court order is lodged with ASIC) unless another date is determined by the AMP Board;

(b) Capital Adjustment and issue

- On the Record Date (expected to be four business days after the Effective Date), the AMP Register will be examined to determine who is entitled to participate in the Scheme (see section 3.2.5).
- On the Demerger Date (expected to be four business days after the Record Date), AMP will undertake the Capital Adjustment.
- On the Demerger Date, HHG will issue to each AMP Shareholder or the Depositary Nominee (on behalf of AMP Shareholders who do not have a Registered Address in the United Kingdom, Ireland, France or the Channel Islands) or, in the case of AMP Shareholders who are Ineligible Overseas Shareholders, to the Sale Agent, the number of HHG Shares to which that AMP Shareholder is entitled under the Scheme. HHG will also enter the names of each HHG Shareholder, the Depositary Nominee or the Sale Agent (as required) on the HHG Register.

  Share certificates or holding statements are expected to be issued to HHG Shareholders within eight days of the HHG Shares being issued and the share certificates or holding statements will be sent to each HHG Shareholder at the address shown on the AMP Register;

(c) listing and trading

- AMP will notify ASX and NZSX when the Court approves the Scheme.
- AMP Shares will trade on ASX and NZSX with an entitlement to HHG Shares up until the Effective Date. In other words, purchasers of AMP Shares on or before the Effective Date will be entitled to receive HHG Shares under the Scheme, provided they remain on the AMP Register on the Record Date. On the first business day that AMP Shares trade on ASX and NZSX after the Effective Date,

they will trade without an entitlement to HHG Shares. This is expected to be 18 December 2003.

- On the first business day on which AMP Shares trade after the Effective Date, it is also expected that HHG will be listed on ASX and HHG Shares will commence trading on ASX. This is expected to be 18 December 2003. Trading of HHG Shares on ASX will be on a deferred settlement basis until the mailing of holding statements for HHG Shares is completed. Normal trading of HHG Shares is expected to commence on 2 January 2004.

- Assuming the proposal to list HHG on the LSE proceeds as part of the Demerger, it is expected that HHG will be listed on the LSE and HHG Shares will commence trading on the LSE on 23 December 2003 on a normal T+3 settlement basis. If the proposal to list HHG on the LSE does not proceed as part of the Demerger, HHG will only be listed on ASX. In these circumstances HHG would still intend to list on the LSE as soon as practicable;

(d) Scheme

The Scheme is set out in full in section 11.

3.2.5 Regulatory approvals

Each of APRA and the FSA has given AMP in-principle approval to the implementation of the Demerger. Details of the terms and conditions attaching to those approvals are set out in sections 10.7 and 10.37.3 respectively.

3.2.6 Determination of entitlements under the Scheme

For the purpose of determining which AMP Shareholders are eligible to participate in the Capital Adjustment and to receive HHG Shares under the Scheme, dealings in AMP Shares will be recognised only:

- in the case of dealings of the type to be effected using CHESS or the Fully Automated Trading and Electronic Registration System of the NZSX, if the transferee is registered in the AMP Register as the holder of the relevant AMP Shares by the Record Date; and

- in all other cases, if the AMP Securities Registry receives registrable transfer or transmission applications in respect of those dealings on or before the Record Date.

For the purposes of determining entitlements under the Scheme, AMP will not accept for registration, or recognise, any transfer or transmission application in respect of AMP Shares received after the Record Date.

3.3 Demerger procedure

3.3.1 General Meeting

The General Meeting will be held on Tuesday, 9 December 2003 at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW commencing at 9.00am. The notice convening the General Meeting is in section 16.

At the General Meeting, AMP Shareholders will be asked to consider and, if thought fit, to pass the Capital Adjustment Resolution as an ordinary resolution. To be passed, the Capital

Adjustment Resolution must be approved by a majority of at least 50% of the votes cast on the resolution.

At the General Meeting, AMP Shareholders will also be asked to consider and, if thought fit, pass the RPS Preference Share Cancellation Resolution as a special resolution. To be passed, the RPS Preference Share Cancellation Resolution must be approved by at least 75% of the votes cast by shareholders entitled to vote on the resolution. The Demerger and the RPS redemption are not conditional on the passing of the RPS Preference Share Cancellation Resolution. This is discussed further in section 3.4.1.

3.3.2 Scheme Meeting

In accordance with an order of the Court dated 16 October 2003, AMP Shareholders will be asked to approve the Demerger Resolution at the Scheme Meeting to be held on Tuesday, 9 December 2003 at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW commencing at 9.30am or as soon after that time as the General Meeting finishes. The notice convening the Scheme Meeting is in section 16.

For the Demerger to proceed, the Demerger Resolution must be passed by a majority in number of AMP Shareholders voting (either in person or by proxy) at the Scheme Meeting and by at least 75% of the votes cast on the Demerger Resolution.

3.4 Capital and other elements of the Demerger

If the Demerger is approved, the capital structure of AMP and HHG will be restructured as separately listed companies. Further details relating to the capital structures of AMP and HHG are outlined in sections 5 and 7 respectively.

If for any reason the Directors determine that the RPS redemption, the AMP Rights Offer or the restructure of debt (as described in section 3.4.7) would not be in the best interests of AMP Shareholders, the Directors reserve the right to alter the timing, nature and/or magnitude of the RPS redemption, the AMP Rights Offer or the restructure of debt.

3.4.1 Reset Preferred Securities

AMP proposes that all of the 11.5 million outstanding RPS will be redeemed for cash using the proceeds of the AMP Rights Offer. If the Demerger does not become Effective, AMP expects that the RPS will remain outstanding on the current terms of issue and the AMP Rights Offer will not proceed.

In accordance with the terms of issue of the RPS, subject to APRA's consent, the Directors may cause the redemption of the RPS to occur.

AMP has been advised by APRA that if the Demerger becomes Effective, AMP will not be entitled to treat all of the RPS as Tier 1 regulatory capital under applicable APRA guidelines. On this basis, in accordance with the RPS terms, the Directors have determined that if the Demerger becomes Effective, they will cause the redemption of the RPS for cash to occur. APRA has advised AMP that it will consent to such action being taken, conditional upon the cash proceeds to be raised from the AMP Rights Offer being sufficient to fund that redemption and in the absence of a material change in circumstances.

The Directors also considered causing the RPS to be converted to AMP Shares or exchanged for RPS Preference Shares in accordance with the RPS terms, recommending the restructure of the RPS with majority holder approval or leaving them outstanding. The Directors have

determined that, of these alternatives, redemption for cash is in the best interests of AMP as they consider:

- that it is not feasible to leave the RPS outstanding or exchange the RPS for RPS Preference Shares because of the loss of Tier 1 regulatory capital status by the RPS and the RPS Preference Shares. In addition, if the RPS remain outstanding, payments made by the AMP Group to fund distributions on the RPS after the Demerger will not be tax deductible while, if the RPS are exchanged for RPS Preference Shares, franked dividends must be paid on the RPS Preference Shares to the extent franking credits are available, which would reduce the franking credits otherwise available to AMP Shareholders;

- that conversion of the RPS to AMP Shares is not appropriate because of the uncertainty that the pricing mechanism for any conversion would cause to the price of AMP Shares; and

- that a restructuring of the RPS is not appropriate having regard to the complications that this would cause to the implementation of the Demerger.

The RPS terms provide that the RPS must be redeemed on the date specified in the notice given to the RPS holders. The redemption date must be at least 12 business days after the date of the notice. AMP intends to give the notice of redemption following the receipt of the proceeds from the AMP Rights Offer. It is currently anticipated that redemption will occur shortly after that time.

The amount payable on the redemption of the RPS will be the face value of the RPS, being $100 per RPS. In addition, a distribution is payable for the period from (and including) 24 October 2003 to (but not including) the redemption date. The terms of the redemption and the payment of the distribution is subject to the restrictions and limitations set out in the RPS terms. In accordance with those terms and subject to APRA consent, the Directors believe that this distribution will be paid by the AMP RPS Trust on the redemption date.

The total amount to be paid for the redemption of all RPS and outstanding distributions is approximately $1.2 billion.

If the RPS are redeemed, AMP also proposes to cancel the RPS Preference Shares for nil consideration. The RPS Preference Shares are securities of AMP which were issued as part of the RPS structure. The RPS are exchangeable into RPS Preference Shares in certain circumstances. If the RPS are redeemed, there is no longer any reason for the RPS Preference Shares to remain outstanding.

Under the Corporations Act, the cancellation of the RPS Preference Shares may only proceed if the RPS Preference Share Cancellation Resolution is approved by:

- a special resolution of AMP Shareholders at the General Meeting; and

- AMP Henderson Global Investors Limited (in its capacity as responsible entity of the AMP RPS Trust), as sole holder of the RPS Preference Shares.

AMP Henderson Global Investors Limited (in its capacity as responsible entity of the AMP RPS Trust) has confirmed that, if the RPS are redeemed and the RPS Preference Share Cancellation Resolution is approved at the General Meeting, it will approve the cancellation of the RPS Preference Shares for nil consideration in accordance with the requirements of the Corporations Act.

The Independent Expert, Rothschild, has reviewed the proposal to cancel the RPS Preference Shares (as described above) and has concluded that it is fair and reasonable to AMP Shareholders as a whole. The Directors also believe that the proposal to cancel the RPS Preference Shares (as described above) is fair and reasonable to AMP Shareholders as a whole. As the proposal is to cancel the RPS Preference Shares for nil consideration, the cancellation will not affect AMP's ability to pay its creditors.

It is not necessary for the RPS Preference Share Cancellation Resolution to be approved in order for the Demerger to proceed. If the RPS Preference Share Cancellation Resolution is not approved and the redemption of the RPS proceeds, AMP will explore alternative avenues to achieve the same commercial outcome as if the RPS Preference Share Cancellation Resolution were approved.

3.4.2 AMP Rights Offer

AMP will undertake a rights offer of new AMP Shares as part of the Demerger. The purpose of the AMP Rights Offer is to fund the cash redemption of the RPS after the Demerger becomes Effective. The Demerger is conditional on the underwriting agreement with the AMP Rights Offer Underwriters not being terminated in accordance with its terms before the Court hearing for approval of the Scheme starts (see section 3.2.1).

The key terms of the AMP Rights Offer are:

- the AMP Rights Offer is conditional upon the Demerger becoming Effective;
- AMP Shareholders resident in Australia and New Zealand and certain other jurisdictions outside the United States will be invited to take up their rights to receive new AMP Shares by paying a fixed amount of cash ("the Rights Amount"), being $0.77 (subject to adjustment as set out in the AMP Rights Offer Prospectus) per AMP Share held by them on the AMP Rights Offer Record Date;
- the price for the shares issued under the AMP Rights Offer will be set by reference to the price determined in an institutional bookbuild to be held on or around 16 to 17 December 2003 (the "Bookbuild Price");
- the number of new AMP Shares that subscribing AMP Shareholders receive will be calculated by dividing the total subscription amount paid by the AMP Shareholder by 90% of the Bookbuild Price rounded down to the nearest share (and subject to any reduction in size of the AMP Rights Offer);
- **AMP Shareholders eligible to participate in the AMP Rights Offer who do not take up all their rights and all AMP Shareholders who are not eligible to participate in the AMP Rights Offer will receive a Cash Payment of $0.082 per right not taken up (subject to any reduction in the size of the AMP Rights Offer)**; and
- the investors participating in the institutional bookbuild and the AMP Rights Offer Underwriters will subscribe for new AMP Shares to be issued under the AMP Rights Offer in respect of rights which are not taken up by AMP Shareholders.

The full terms of the AMP Rights Offer are set out in the AMP Rights Offer Prospectus.

The proceeds to be raised from the AMP Rights Offer are expected to be approximately $1.2 billion. However, in certain circumstances the total size of the AMP Rights Offer can be reduced (in which case the references above to the offer proceeds will be taken to refer to the

reduced amount and AMP Shareholders who pay to take up their rights will receive a proportional cash refund).

The key dates of the AMP Rights Offer are as follows:

AMP Rights Offer Record Date:	28 October 2003
Closing date for AMP Rights Offer:	9 December 2003
Institutional bookbuild to determine the Bookbuild Price:	16 to 17 December 2003
Deferred settlement trading of new AMP Shares commences:	18 December 2003
New AMP Shares issued:	23 December 2003

The new AMP Shares will be issued after the Effective Date of the Demerger. The new AMP Shares issued under the AMP Rights Offer will not carry an entitlement to receive HHG Shares pursuant to the Demerger or to receive the interim dividend declared on 20 August 2003. The AMP Rights Offer has been fully underwritten by the AMP Rights Offer Underwriters. Details of the underwriting agreement are set out in section 10.6.6.

As described in section 10.6.6, there are circumstances in which the AMP Rights Offer Underwriters can terminate their obligations to underwrite the AMP Rights Offer. In addition, AMP reserves the right to cancel the AMP Rights Offer prior to the determination of the Bookbuild Price. In the event that the AMP Rights Offer does not occur or the proceeds of the AMP Rights Offer are not available to AMP to fund the redemption of the RPS as anticipated, AMP will explore other alternatives to achieve the redemption of the RPS. If the RPS are not redeemed, APRA has reserved the right to instruct AMP to convert the RPS into AMP Shares (see section 10.7), which is not AMP's preferred approach for the reasons set out in section 3.4.1.

The AMP Rights Offer does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. In particular, the AMP Rights Offer will not be extended to residents or citizens of, or AMP Shareholders with addresses in, the United States or AMP Shareholders with addresses in the United Kingdom. For further details, see the AMP Rights Offer Prospectus.

3.4.3 HHG equity raising and Convertible Loan Notes

HHG intends to undertake an issue of new HHG Shares prior to 30 June 2004 to raise a net amount of at least £100 million to complete the recapitalisation of HHG. This may coincide with the listing of HHG on the LSE in December 2003 or occur in the first half of 2004.

UBS AG has entered into a conditional commitment with HHG and AMP to subscribe for up to £100 million of Convertible Loan Notes ("CLNs") in HHG. The CLNs will have a yield of 5.5% per annum and a maturity of 364 days. On Demerger, UBS AG will subscribe for £50 million of CLNs. If the proposed equity raising is completed prior to 30 June 2004 the £50 million plus accrued interest will be repaid and the CLNs cancelled.

HHG has a right to redeem some or all of the CLNs at face value plus accrued interest for cash at any time up to maturity.

If the proposed equity raising has not been completed by 30 June 2004, UBS AG will subscribe for the remaining £50 million of CLNs. Any CLNs still outstanding at 30 June 2004 (and in limited circumstances before then) can be converted without restriction at the lower of a 5% discount to the prevailing market price of HHG Shares or at a price which equals the average of the trading price of HHG Shares over its first 20 days of trading. If the CLNs have not been redeemed or converted by the end of the 364 day term, they will be converted into HHG

Ordinary Shares at an approximate discount of 30% to the prevailing market price of HHG Shares over the 20 trading days prior to maturity.

The arrangements with UBS AG are subject to certain conditions and termination provisions – for example, if there is a material adverse change to HHG or certain regulatory clearances are not obtained. To cover this contingency, AMP will provide a standby commitment to subscribe for the CLNs or purchase any outstanding CLNs on issue from UBS AG at their face value plus accrued interest. In the event that AMP subscribes for or purchases CLNs, the restrictions on AMP's ability to sell its shareholding in HHG as set out in section 10.6.7 will cease to have effect. If AMP holds the CLNs to maturity it may elect to convert the CLNs into HHG Ordinary Shares or preference shares in HHG. The conversion of the CLNs into HHG Ordinary Shares by either UBS AG or AMP should not require any offer to be made to other HHG Shareholders.

If these arrangements are terminated and the standby is called it is possible that (subject to AMP's overall financial resources at the time, the outcome of asset sales being conducted by AMP and the state of domestic and international financial markets) APRA could require AMP to undertake an equity capital raising to finance this commitment in accordance with the approvals described in section 10.7. It is expected that such an equity capital raising would only be required in the event of a series of significantly different outcomes from those currently anticipated.

For further details of the terms of these arrangements see section 10.32.10.

3.4.4 Income Securities holders

It is not expected that there will be any changes to the terms and conditions of the Income Securities as a result of the Demerger. However, from 1 July 2004, new tax rules will apply to the Income Securities. Under these rules, in the absence of any action on the part of the AMP Group, interest expense on the Income Securities will not be tax deductible after that date. AMP is considering its options in relation to the Income Securities, including requesting Perpetual Trustee Company Limited (as trustee for the holders) to agree to amend the terms and conditions of the Income Securities so as to ensure the interest expense on the Income Securities remains tax deductible from 1 July 2004.

The terms of the Income Securities do not preclude the implementation of the Demerger nor does AMP consider that an event of default has occurred, or will occur, under those terms as a result of the announcement or implementation of the Demerger. If such an event of default were to occur (which AMP considers will not be the case) then, subject to the terms of the Income Securities, the trustee for the holders of the Income Securities (or, if the trustee takes no action, a holder in relation to that holder's Income Securities) may declare the outstanding principal amount of the Income Securities to be due and payable by AMP Group Finance Services Limited on a subordinated basis. In such circumstances, the terms of the Income Securities provide that accrued interest on the Income Securities will cease to be, and never become, due and payable. If such a declaration was valid, AMP would need to repay or refinance all or some of the Income Securities and, if refinancing was required, may incur additional interest expense and costs than would be the case if the Income Securities remained outstanding.

3.4.5 Optionholders

AMP has a number of employee equity plans under which employees hold options to acquire AMP Shares and various other rights. The effect of the Demerger on the employee equity plans is described in section 9.

3.4.6 *Creditors*

In the opinion of the Directors, the implementation of the Demerger, in particular the cancellation pursuant to the Capital Adjustment, will not materially prejudice AMP's ability to pay its creditors. The report of the Independent Expert, Rothschild (see section 12), concludes that the capital cancellation (described in section 3.2.2) will not materially prejudice AMP's ability to pay its creditors.

3.4.7 *Other debt securities*

AMP currently intends to apply approximately $600 million of the funds raised in the 1 May 2003 capital raising towards the restructure of some of its currently outstanding senior and subordinated debt prior to 31 December 2003, subject to achieving satisfactory pricing and maintaining appropriate levels of liquidity. The timing and method of the restructure has not yet been finally determined.

No particular tranches of this debt have been targeted for restructure and it is expected that, in aggregate, the majority of this debt will remain outstanding following the Demerger. In relation to United Kingdom debt currently on issue, AMP may incur a liability to pay Australian interest withholding tax after the Demerger.

Any debt that remains outstanding after the Demerger will continue to have the same terms and conditions as prior to the Demerger and be guaranteed by AMP Group Holdings Limited. The terms of the debt do not preclude the implementation of the Demerger, nor does AMP consider that an event of default has occurred, or will occur, under those terms as a result of the announcement or implementation of the Demerger. If such an event of default were to occur (which AMP considers will not be the case) then, subject to the terms of the senior and subordinated debt, the outstanding principal amount of, and accrued interest on, each separate issue of senior or subordinated debt may be declared by the trustee for the holders of the relevant debt to be due and payable (on a subordinated basis where applicable) by AMP Group Finance Services Limited or AMP (UK) Finance Services plc (as the case may be). If any such declaration was valid, AMP would need to repay or refinance all or some of such debt and, if refinancing was required, may incur additional interest expense and costs than would be the case if such debt remained outstanding.

In addition, AMP will consider a further restructure of some of this debt in 2004 in the event of the successful completion of any asset sales.

If the Demerger does not proceed, AMP expects nonetheless to carry out some restructuring of its debt as described above.

3.4.8 *Ineligible Overseas Shareholders*

HHG is not obliged to issue HHG Shares to Ineligible Overseas Shareholders. An Ineligible Overseas Shareholder is any AMP Shareholder who on the Record Date:

- has a Registered Address which is outside Australia and its external territories; or
- is a citizen or a resident of a jurisdiction outside Australia,

unless AMP is satisfied that HHG is not prevented from lawfully issuing HHG Shares to them, either unconditionally or after compliance with conditions that AMP regards as acceptable.

At the date of this document, AMP is satisfied in accordance with the above that HHG is able to issue HHG Shares under the Scheme to AMP Shareholders who have Registered Addresses in Australia or who:

- have Registered Addresses in New Zealand, the United Kingdom, the United States, Hong Kong, Singapore, Taiwan, Canada (the provinces of Alberta, British Columbia and Ontario only), France, Monaco, Ireland, Egypt, Papua New Guinea, the Channel Islands or the United Arab Emirates; or

- are known to AMP to be citizens or residents of the United States.

The HHG Shares that would otherwise have been issued to Ineligible Overseas Shareholders will instead be issued to the Sale Agent. The Sale Agent will sell those HHG Shares on behalf of each Ineligible Overseas Shareholder and arrange for the proceeds of the sale to be paid to that shareholder as soon as reasonably practicable after the Demerger Date.

The Sale Agent will arrange for the proceeds of sale to be paid to the Ineligible Overseas Shareholder by cheque. The cheque will be either in Australian dollars drawn on an Australian bank, Pounds Sterling drawn on a United Kingdom bank or in the currency of the country of the Ineligible Overseas Shareholder's Registered Address at the Record Date, at AMP's election. Any currency conversion will be made at the exchange rate between that currency and Australian currency at a date not more than 15 business days after the sale of the last of the Ineligible Overseas Shareholders' entitlements.

The sale price of the HHG Shares and the proceeds of sale that Ineligible Overseas Shareholders will receive cannot be guaranteed.

3.5 Other considerations

3.5.1 Additional information in the UK Listing Particulars

It is intended that HHG will be listed on the LSE in addition to ASX. HHG will not be listed on NZSX. The Demerger is not conditional on LSE listing occurring. If the LSE listing does not proceed as part of the Demerger, HHG would still intend to list on the LSE as soon as practicable.

If the proposal to list HHG on the LSE proceeds as part of the Demerger, HHG will be required to prepare and lodge with the UK Listing Authority a document known as "Listing Particulars". This document will provide information about HHG that is expected to be largely the same as the information about HHG set out in this document, although certain information may need to be updated for the purposes of the Listing Particulars. Any updates which are material will be disclosed in accordance with section 10.19. In addition, in the Listing Particulars, the financial information on HHG will be prepared in accordance with generally accepted accounting principles in the UK ("UKGAAP").

Section 7 contains the financial information for HHG prepared in accordance with generally accepted accounting principles in Australia ("AGAAP") and certain financial information for HHG prepared in accordance with UKGAAP. Section 7 contains a description of the differences between the financial information presented in accordance with AGAAP and the financial information presented in accordance with UKGAAP. This should assist you in comparing the financial information on HHG in section 7 with financial information HHG will prepare in the future, on a UKGAAP basis.

If the proposal to list HHG on the LSE proceeds as part of the Demerger, the Listing Particulars are expected to be published in mid to late November 2003. At the time of publication, a copy

of the Listing Particulars will be given to ASX for release to the market. Subject to any legal or regulatory restrictions, a copy of the Listing Particulars will also be posted on AMP's website and mailed free of charge to any AMP Shareholder who requests a copy by calling the Information Line (for details see page 1).

If the listing of HHG does not proceed then HHG will not be subject to the regulatory regime applicable to companies admitted to the Official List of the UK Listing Authority and admitted to trading on the LSE. Further, HHG will not be required to include a statement in its annual report as to whether or not it has complied with the Code of Governance and Code of Best Practice issued by the Financial Reporting Council ("Combined Code").

The UK City Code on Takeovers and Mergers ("City Code") applies to offers for both listed and unlisted public companies which are resident in the United Kingdom. The City Code will therefore still apply to an offer for HHG in the event that the LSE listing of HHG does not proceed.

Acquisition of HHG Shares would continue to be subject to regulation under the change of control provisions in the Financial Services and Markets Act 2000 (as referred to in section 10.37.2, in particular, paragraph (v)).

3.5.2 HHG CDIs

If the proposal to list HHG on the LSE proceeds as part of the Demerger, AMP Shareholders who have a Registered Address outside the United Kingdom, Ireland, France and the Channel Islands and who are not Ineligible Overseas Shareholders will receive HHG CDIs instead of holding HHG Ordinary Shares directly. As AMP's shareholding in HHG exists prior to the Demerger, it will continue to hold HHG Ordinary Shares.

If the proposal to list HHG on the LSE does not proceed as part of the Demerger, all AMP Shareholders who are not Ineligible Overseas Shareholders will receive HHG CDIs. In these circumstances HHG would still intend to list on the LSE as soon as practicable.

HHG CDIs will be able to be traded on ASX. HHG Ordinary Shares will be able to be traded on the LSE (assuming the LSE listing proceeds as part of the Demerger), but will not be able to be traded on ASX. It is not possible for foreign incorporated companies such as HHG, to have their ordinary shares traded on ASX. This is because they are subject to foreign laws that do not allow CHESS (ASX's electronic transfer and settlement system) to be used for holding legal title to ordinary shares. CDIs have been created to facilitate electronic trading in Australia for foreign companies such as HHG.

CDIs are a type of depositary receipt which provides the holder with beneficial ownership of the underlying shares of HHG. The legal title to these shares is held by the Depositary Nominee.

Each HHG CDI will represent a beneficial interest in one HHG Ordinary Share and, unlike HHG Ordinary Shares, each HHG CDI will be able to be transferred and settled electronically on ASX. On the Demerger Date, AMP will issue to the Depositary Nominee the HHG Ordinary Shares to which the relevant AMP Shareholders are entitled under the Scheme. The Depositary Nominee will in turn issue HHG CDIs to the relevant AMP Shareholder and will hold the HHG Ordinary Shares on trust for the holders of HHG CDIs. The Depositary Nominee will be the registered holder of the HHG Ordinary Shares.

HHG CDIs will be traded electronically on ASX in much the same way as AMP Shares may be currently traded. However, there are a number of differences between holding HHG CDIs and HHG Ordinary Shares. The major differences are that:

- holders of HHG CDIs will not have legal title in the underlying HHG Ordinary Shares to which the HHG CDIs relate. Legal title to the shares will be held by the Depositary Nominee. CDI holders will have beneficial ownership of the underlying HHG Ordinary Shares and legal and beneficial ownership of the HHG CDIs; and

- holders of HHG CDIs will not be able to vote personally as shareholders at a meeting of HHG. Instead, holders will be provided with a proxy form which will enable them to instruct the Depositary Nominee in relation to the exercise of voting rights. In addition, it is expected (subject to certain planned changes to, or relief from, applicable rules, as discussed in section 10.3) that a holder will be able to request the Depositary Nominee to appoint the holder or a third party nominated by the holder as its proxy so that the proxy so appointed may attend meetings and vote personally as the Depositary Nominee's proxy.

Alternatively, holders can convert their HHG CDIs into HHG Ordinary Shares in sufficient time before the relevant meeting, in which case they will be able to vote personally as shareholders of HHG.

See section 10.34.4 for further details of the rights attaching to HHG CDIs.

3.5.3 Converting between HHG CDI's and HHG Ordinary Shares

You may convert your holding of HHG CDIs to HHG Ordinary Shares or vice versa at any time after the Demerger Date by contacting your broker or HHG Registry. HHG Ordinary Shares can be traded on the LSE (assuming the LSE listing proceeds). There may be a fee associated with the conversion from HHG CDIs to HHG Ordinary Shares and vica versa. The HHG Registry or your broker can advise you of this at the time of conversion. For more details about the conversion procedure, see section 10.34.4.

3.5.4 General information on United Kingdom companies

The corporate regulatory regime applicable to HHG differs to that which applies to AMP. A description of these differences is set out in section 10.23.2.

3.5.5 Annual general meetings of HHG

The Directors anticipate that all general meetings of HHG, including annual general meetings, will be physically held in the United Kingdom. Initially, to ensure Australian based shareholders have an opportunity to question the HHG Board and management and attend the annual general meeting, HHG will simultaneously broadcast the meeting to a suitable venue in Australia. This practice will be reviewed on an ongoing basis.

Voting by HHG CDI holders is required to be conducted by the lodgement of a voting proxy in advance of the meeting. HHG CDI holders cannot vote at the meeting unless they are able to do so as proxy for the Depositary Nominee (see section 10.34.4).

3.5.6 Sale facility

HHG proposes to offer individual HHG Shareholders, with holdings less than a predetermined level, access to a sale facility to allow those holders who wish to do so to sell their entire HHG holding.

The facility is intended to provide shareholders with a more convenient and lower cost sale facility than if they had to arrange their own sales. HHG expects to send details of the sale facility to the relevant HHG Shareholders during 2004. HHG expects to offer this facility if the

HHG Board considers it reasonably feasible to do so. However, the HHG Board can give no assurance in respect of the availability or otherwise of the facility or the timing or proceeds of any sale. The use of the facility will not be compulsory – you will of course be able to buy or sell your HHG Shares through your broker if you prefer.

Use of the HHG sale facility will not affect your ownership of your AMP Shares.

4 AMP after the Demerger

4.1 Overview of AMP and industry

4.1.1 AMP overview

After the Demerger, AMP's core business units will be:

- AMP Financial Services ("AFS") – Australian and New Zealand wealth management operations; and

- AMP Capital Investors – Australian and New Zealand investment management operations (currently, this business is part of Henderson Global Investors and is called AMP Henderson Global Investors).

AFS is a leading provider of wealth management products and services in Australia and New Zealand with strong market positions in a range of product categories in both countries. AFS has the largest financial planning network in Australia and New Zealand with more than 2,100 planners operating through AFS dealer groups across both countries, predominantly through AMP Financial Planning.

AMP Capital Investors is currently part of AMP's global investment management business, Henderson Global Investors, and operates under the name AMP Henderson Global Investors. As part of the Demerger, Henderson Global Investors will be separated along geographic lines. AMP will retain the Australian and New Zealand operations and the Asian distribution arrangements and the business will be called AMP Capital Investors. HHG will retain the United Kingdom, European, Asian and North American operations and the business will be called Henderson.

AMP Capital Investors is one of the largest investment managers in Australia and New Zealand with over $70 billion in funds under management as at 30 June 2003. AMP Capital Investors provides a range of investment management products and services to institutions and individuals in Australia and New Zealand. It also has a small number of distribution arrangements in Asia.

In addition, AMP owns a general insurance run-off management business and run-off portfolios called Cobalt and Gordian/TGI respectively. Cobalt is a specialist insurance run-off manager and provides a comprehensive range of services to Gordian, TGI and to some external insurance clients. Gordian and TGI comprise AMP's reinsurance and corporate insurance portfolios, which were largely closed to new business in 1999 and 2001 respectively. AMP is currently reviewing strategic alternatives for releasing capital from these investments. These options include sale or some other form of restructure and/or reinsurance, or if these alternatives are not acceptable, the investments will be retained.

Over the past two years, AMP has divested or restructured a number of non-core business units. This has included sales of the various general insurance businesses in 2001, the sale of Cogent and the closing of the Japanese operations in 2002 and sales of non-core banking portfolios during 2002 and 2003. The primary objective of these divestments is to focus AMP's product manufacturing activities on those wealth management products where AMP can grow profitably.

4.1.2 Wealth management market overview

(a) Wealth management products and services

The wealth management industry provides investment and risk based products to retail, wholesale and institutional customers. Investment products include savings, managed funds, retirement income and superannuation products. Risk based products include death, disability, trauma and income protection insurance. Together, these products are referred to as wealth management products. The management of the funds invested in these products is referred to as investment management services. Financial planning and advisory services, which include superannuation, retirement, estate, risk protection, investment and business planning services in the context of taxation, social security and other legislative issues, are an integral part of the wealth management industry.

Demand for investment products is primarily driven by a desire for individuals to accumulate sufficient funds to support a certain level of post retirement lifestyle and, in Australia, is reinforced by a compulsory superannuation contributions regime. The demand for risk based products reflects the desire for individuals to manage uncertainty throughout their lives. The demand for financial planning and advice is driven by the customer's desire to build and create wealth through superannuation, retirement planning, investments, risk protection, general insurance, banking, small business planning and estate planning.

(b) AMP's position in the wealth management market

The wealth management industry comprises a number of key segments. AMP operates across each major segment in its core geographic markets, Australia and New Zealand. AMP also operates in particular segments in select Asian countries where it has identified market opportunities in which it believes it can be successful.

An overview of AMP's positioning across the wealth management value chain is illustrated below:


Wealth management value chain
Investment management
Product manufacturing
Distribution
AMP
AMP Capital Investors
AMP Financial Services
▪ Retail and wholesale investment management
▪ Wealth management products
▪ AMP advice based distribution
▪ Other distribution channels

AMP also sources external investment management, distributes non-AMP manufactured products and distributes AMP products through external financial advisers.

AMP's position within each market segment is discussed in further detail within the AFS and AMP Capital Investors business descriptions in sections 4.2 and 4.3 respectively.

An overview of each of the key geographic markets in which AMP operates is set out below.

(c) Overview of the Australian wealth management market

Assets in the Australian wealth management market, excluding banking products, as at 30 June 2003 were approximately $673 billion. Those assets include $274 billion in retail market assets and $381 billion in wholesale market assets.

Over much of the last decade, the Australian wealth management industry has enjoyed strong growth driven by an ageing population, a compulsory superannuation contributions regime and rising equity markets. However, industry growth rates have stalled over the last two years. This is largely a result of the global downturn in equity markets. Some professionally managed funds have also been moved out of equities and into alternative investment classes such as property and cash. This is an attempt to diversify investor returns and to identify investment classes which are not correlated to the wider equity market.

Australian insurance and investment funds under management ($bn)



800
700
600
500
400
300
200
100
0
1998
1999
2000
2001
2002
2003
Other
Wholesale
Retail

Notes:
1. Source: Retail, Wholesale and Other data sourced from ASSIRT.
2. Other includes listed investments, net funds under advice and total borrowings.
3. Data is as at 31 December for 1998 to 2002 and as at 30 June for 2003.

Other significant trends in the wealth management industry include:

- increasing requirements for financial advisers to offer choice of product manufacturer as part of their advice offer;
- strong growth in the master trust and wrap platform product sector over the last five years, which now accounts for approximately 56% of total retail assets under

management (source: Plan for Life as at June 2003). This has led to an increased need for investment managers to have a strong brand and/or distribution agreements with a range of third party distributors to attract strong fund flows;

- significant industry consolidation over recent years across all market segments. In part, this has been driven by the major banks seeking to enhance the scale of their existing wealth management businesses;
- increasing regulation, including the introduction of financial services reform legislation, which will extend disclosure and compliance obligations; and
- increasing pressure on margins and costs driven by greater competition, increasing consumer and regulatory focus on the advice process, and the transparency of advisory and investment management fees and product commissions.

AMP believes that the outlook for the Australian wealth management industry is:

- long term industry growth driven by an ageing population and a compulsory superannuation contributions regime. However, growth rates may be lower than those achieved over the last decade;
- a likely shift in fund flows over time from superannuation accumulation products towards post retirement income products as the baby boomer generation (those born between 1946 and 1964) move out of the workforce and into retirement;
- continued market rationalisation as major players seek to consolidate and capture economies of scale; and
- increasing competition, regulatory and consumer focus, which will continue to place pressure on margins across all segments of wealth management.

(d) Overview of the New Zealand wealth management market

Assets in the New Zealand wealth management market (excluding banking products) as at 30 June 2003 were approximately NZ$42 billion. Those assets comprise NZ$31 billion in retail market assets and NZ$11 billion in wholesale market assets.

New Zealand insurance and investment funds under management (NZ$bn)


60
50
40
30
20
10
0
1999
2000
2001
2002
2003
Wholesale
Retail

Notes:
1. Source: Reserve Bank of New Zealand, Managed Fund Assets by Product Category. Wholesale includes superannuation employment related. Retail includes unit trusts and group investment funds, life insurance unitised and non-unitised products, superannuation other and other funds.
2. Data is as at 31 December for 1999 to 2002 and as at 30 June for 2003.

The New Zealand wealth management industry is characterised by the following:

- relative to the Australian wealth management market, the New Zealand market is weighted more heavily toward individual life risk protection; and

- no compulsory superannuation regime to drive growth in retirement savings. However, the government is implementing The New Zealand Superannuation Fund. This fund, set up under the New Zealand Superannuation Act 2001, will be funded annually from the government budget over the next two to three decades. The fund will only commence being drawn on as the cost of paying out superannuation increases after 2020. It is expected that the fund will outsource investment management to the private sector.

AMP believes that the outlook for the New Zealand wealth management industry is characterised by:

- low to medium growth in the savings and superannuation markets over the medium term;

- market rationalisation, as major participants seek to consolidate and capture economies of scale;

- the introduction of government regulation of financial planners; and

- potential opportunities to tender for investment management of The New Zealand Superannuation Fund.

4.1.3 AMP's purpose

AMP's purpose is **to help people manage their financial wellbeing to enjoy the future they want**.

AMP Financial Services intends to do this by:

- delivering high quality advice through planners and first rate service to its planners and customers; and

- delivering competitive products in superannuation, retirement income, investment and savings, risk insurance, deposits and home loans.

AMP Capital Investors intends to do this by creating greater wealth for its clients through better investment decisions and investment opportunities.

4.1.4 Key strengths

After the Demerger, AMP's key strengths will include:

- **strong market position** – AMP is a leading provider of wealth management products and services in Australia and New Zealand. Through AFS, AMP has strong market share positions in a range of superannuation, risk insurance and traditional life insurance (traditional life insurance products are called "mature products" in this document) products in Australia and New Zealand and strong market positions in retirement income and master trust products solely in Australia. Through AMP Capital Investors, AMP is one of the largest investment managers in Australia and is the largest investment manager in New Zealand. These strong market positions provide AMP with significant scale;

- **highly recognised brand** – the AMP brand is highly recognised and well established in both the Australian and New Zealand markets. It has achieved leading brand awareness ratings in the life insurance and superannuation markets in both countries over many years;

- **extensive customer base** – AMP has over 2.3 million customers in Australia and New Zealand;

- **leading advice based distribution network** – the AFS distribution network, principally consisting of its financial planners and advisers in Australia and New Zealand, is an important contributor to AMP's significant market penetration. AFS has extensive experience in managing advice based distribution and manages the largest financial planning network in Australia and New Zealand, with more than 2,100 aligned planners across both countries;

- **recognised investment management expertise** – AMP Capital Investors is well established in the Australian and New Zealand markets as a leading manager of domestic equities, domestic fixed income, property and private capital funds;

- **strong synergies between core businesses** – AFS and its aligned distribution channels provide approximately 65% of AMP Capital Investors' funds under management. These funds significantly enhance AMP Capital Investors' scale, providing cost efficiencies, which allow AMP Capital Investors to compete more effectively; and

- **committed and experienced management team** – the Directors believe AMP has an experienced management team that is committed to developing and implementing AMP's

strategy now and after the Demerger. Over the past 12 months, significant changes have been made to the senior management team and it has been necessary for the team to spend significant time and resources on managing the developments in the United Kingdom business and preparing the Proposal to Demerge as well as managing AMP's businesses. Completion of the Demerger will allow greater focus on implementing AMP's strategy. The Board believes that the current management has the necessary skills and experience to deliver on the strategy. The senior management team's experience within AMP and the wealth management industry is set out in section 4.6.2.

4.1.5 AMP Group strategic objectives

After the Demerger, AMP intends to grow the profitability of its businesses by delivering on its business unit strategies set out in sections 4.2.2 and 4.3.2 and its corporate strategic objectives which are to:

- **regain investor and wider market support as a listed company** –sell the strengths and investment merits of AMP and deliver on its strategy;
- **build trust in AMP's brand** – strengthen its brand and fulfill its brand promises;
- **improve productivity and deliver unit cost reductions** – lower the unit cost of production of AFS' product manufacturing operations, improve planner productivity and increase AMP Capital Investors' productivity while delivering better investment performance;
- **maximise integration synergies** – maximise the synergies between AMP Financial Services and AMP Capital Investors, while protecting the independence of each business. Key sources of these synergies include brand and fund flows; and
- **develop a high performance culture within AMP** – create a culture characterised by high levels of achievement, accountability and strong business acumen, accompanied by collaborative behaviour and open communication.

4.1.6 AMP corporate reputation

The Directors believe that AMP's corporate reputation can be strengthened, based on the following:

- the Demerger will remove issues with the United Kingdom market which have, historically, contributed to the significant falls in the AMP Share price;
- independent research which confirms that there is significant underlying goodwill towards AMP and a desire for it to succeed;
- the high level of awareness of the AMP brand in Australia and New Zealand;
- AMP's recent operating results, which suggest that the underlying AFS business performance remains resilient. For example, total retail assets under management increased by 3% for the June 2003 quarter, compared to an industry increase of 3.7% for the same period (as measured by Plan for Life); and
- the establishment of a new Board and senior management team over the last 12 months.

4.2 AMP Financial Services

4.2.1 Overview of the business

AFS is a leading provider of wealth management products and services in Australia and New Zealand. It has strong market share positions in a range of superannuation, risk insurance, traditional life insurance (mature) products in Australia and New Zealand and strong market positions in retirement income, savings and master trust products in Australia.

AFS delivers these and other products and services predominantly through multiple adviser based distribution channels. It has the largest financial planning network in Australia and New Zealand with more than 2,100 aligned planners across both countries.

AFS trades principally under the AMP brand in Australia and New Zealand. The AMP brand is highly recognisable in Australia and New Zealand and has achieved leading brand awareness in a range of key wealth management and protection markets in both countries over many years. AFS also provides financial planning services in Australia under two other brands, Hillross Financial Services and Arrive Wealth Management, while a new distribution channel in Australia using the brand Magnify is currently being developed.

AFS has recently reorganised its Australian operations into 10 business lines focusing on a particular distribution channel or product line. Each business line is now managed separately with its own financial performance targets. This initiative is expected to increase management's focus on profitability and growth opportunities for each business line and to better position AFS to respond more rapidly to changes in market conditions. The structure of AFS' business is set out below:

Product manufacturing	**Advice based distribution**
Savings and retirement	AMP Financial Planning
Corporate superannuation	Hillross Financial Services
Risk insurance	Arrive Wealth Management
Banking	Magnify
Mature products	AMPGID[1]

Note:
1. AMPGID means AMP General Insurance Distribution.

AFS also holds a 26% equity stake in an Indian based life insurance joint venture, AMP Sanmar. This investment is discussed separately in section 4.2.7.

The table below sets out new business by product type, distribution channel and geographic region for AFS:

New business mix – AFS

$m	Year ended 31 December 2002	6 months ended 30 June 2003
New business by product type – retail (excluding banking products)		
Australia		
Savings and retirement	4,673	1,787
Corporate superannuation	2,013	855
Risk[1]	523	241
Mature	855	317
Advice based distribution products[2]	809	299
	8,873	3,499
New Zealand	495	195
Total	**9,368**	**3,694**
New business by distribution channel – retail (excluding banking products)[1]		
Australia		
AMP Financial Planning	5,931	2,375
Hillross and Arrive	1,117	486
Third party distributors	888	350
Corporate superannuation	780	204
Customer communications centre	157	84
	8,873	3,499
New Zealand	495	195
Total	**9,368**	**3,694**
New business – AMP Banking		
Mortgages[3]	1,665	910
Deposits[3]	1,184	251

Notes:
1. A multiple of 10 has been applied to convert risk annual premiums to new business.
2. Represents Portfolio Care – externally manufactured products earning platform fees.
3. AMP Banking new business reflects Australian retail mortgages and deposits.

4.2.2 Strategy

AFS' strategic objectives are to:

- maintain its leading position and achieve further growth in the Australian and New Zealand wealth management markets. AFS aims to achieve this through operational excellence and by building on its core assets and capabilities – advice based distribution network, product manufacturing skills, scale and financial strength – and by building trust and confidence in the AMP brand;

- deliver strong growth in operating margins and return on invested capital by substantially improving the productivity of its business and its aligned adviser network and by lowering product manufacturing unit costs; and

- develop a high performance culture through increased focus on business and individual performance accountability. This has been supported by structuring the AFS Australian business into 10 business lines, each with financial accountability. A similar approach has been adopted in New Zealand.

In Australia, the changes to the AFS business model are expected to enable the evolution of two different businesses, product manufacturing and advice based distribution, with different strategic imperatives. While the businesses are different, they are dependent on each other for success. Unit cost reduction is a major focus in product manufacturing and increased productivity and quality of advice are the major focus areas of advice based distribution.

The key priorities of the Australian business are to:

- evolve the AMP Financial Planning distribution model by effectively tailoring the offer for planners to meet customer needs and improving the quality of advice. This is expected to lead to further improvements in productivity, profitability and building a sustainable model for the future;

- develop and deliver market competitive products and platforms by lowering the unit cost of production;

- enhance the planner gateway (that is, front end portal) to platforms and products to ensure that planners find AMP is easy to deal with;

- continue to grow the corporate superannuation business and leverage the member relationships to fuel growth in retail business; and

- diversify the advice model by growing non-AMP branded, AMP owned distribution channels Hillross Financial Services, Arrive Wealth Management and Magnify.

4.2.3 Market position

The tables below demonstrate AFS' overall market position in each major product segment in Australia and New Zealand as at 30 June 2003.

Australian market position

	Total market size ($m)	Market position (rank)	Market share (%)
Funds under management			
Superannuation[1]	130,731	1	17
Retirement income[2]	45,838	3	12
Unit trusts (excluding cash management trusts)[3]	82,642	9	4
Total retail managed funds[4]	**297,380**	**3**	**11**
Master funds[5]	166,791	2	13
Mature[6]	37,928	1	31
Banking – mortgages[7]	380,697	n/a	1
Banking – deposits[7]	242,874	n/a	1
Annual risk inflows			
Individual risk[8]	2,793	4	11
Group risk[8]	769	5	12
Total risk	**3,562**	**4**	**11**

Notes:

1. Superannuation includes savings and retirement, corporate superannuation, mature and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003.
2. Retirement income includes savings and retirement, mature and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003.
3. Unit trusts includes savings and retirement and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003.
4. Source: Plan for Life – Retail Managed Funds Report June 2003.
5. Master funds are a subset of the superannuation, retirement income and unit trust categories and include savings and retirement, corporate superannuation, mature and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003.
6. Some components of mature products (that is, regular premium products as defined by Plan for Life) are included in total retail managed funds. Source: Plan for Life – Regular Premium Market Report March 2003.
7. Only includes parts of the market in which AMP Bank competes. Source: ABA Market Share Report June 2003.
8. Plan for Life – Life Insurance Statistics Report June 2003.

New Zealand market position

	Total market size (NZ$m)	Market position (rank)	Market share %
Retail superannuation[1]	5,280	1	19
Unit trusts[1]	7,530	14	3
Insurance bonds[1]	1,425	3	22
Corporate superannuation (master trusts only)[2]	1,844	2	38
Mature[3]	187	1	41
Individual risk[3, 4]	414	2	12
Group risk[3, 4]	43	5	6

Notes:
1. Source: Morningstar NZ Retail Managed Investments Market Share Report June 2003.
2. Source: ISI Statistics Quarterly Return for Savings and Investment Products June 2003.
3. Source: ISI Statistics Quarterly Return for Traditional and Risk Products June 2003.
4. Based on annual premium income net flows.

4.2.4 Key products and services

AFS offers a broad range of wealth management products and services in Australia and New Zealand for both retail and corporate clients.

For retail clients, AFS offers financial planning services, savings and retirement products, risk insurance products, general insurance products and banking products. For its small to medium business and corporate clients, AFS provides superannuation products and services and risk insurance products.

Mature products have declined in popularity as customer preferences and regulations have changed, and many of these products are no longer actively sold by AFS. However, they still contribute significantly to AFS' assets under management and operating margins.

(a) Advice based distribution

AFS has a very strong position in advice based distribution. AFS has consistently ranked number one in the Australian market by number of planners over the past three years.

Australian market position (ranking by number of planners)

Distribution group	2000	2001	2002
AMP	1	1	1
National Australia Bank	3	2	2
Professional Investment Services	9	3	3
AXA	5	6	4
Count Financial	4	5	5
Commonwealth Bank of Australia	2	4	6
Westpac	6	7	7
ING	7	9	8
St George Bank	8	8	9
Zurich	12	10	10

Source: Money Management Top 100 Dealer Groups Surveys March 2002 and March 2003.

AFS planners provide professional advice to customers on building and creating wealth including superannuation, retirement planning, investments, risk protection, general insurance, banking products, small business planning and estate planning.

In Australia, AFS operates a number of separately branded adviser networks in order to attract customers from different market segments. The largest of AFS' non-AMP branded adviser networks is Hillross Financial Services. By planner numbers, Hillross has grown from 24th to 16th position between 1999 and 2002 respectively (source: Money Management). These networks are explained in further detail in section 4.2.6.

(b) Savings and retirement

(i) Investment funds/wrap platform product

AFS offers a selection of retail investment funds ranging from individual sector funds to diversified portfolio funds. The value to the customer of these products moves in line with the value of the underlying assets.

In Australia, AFS also offers a wrap platform product, which combines transaction, administration and reporting services into one packaged offering. This product allows customers to invest in a broad range of managed funds and shares listed on ASX. AFS is transferring this product to an outsourced arrangement with Asgard in order to maximise efficiencies across the AMP Group (see section 4.2.5).

(ii) Allocated pensions

AFS offers allocated pension products in Australia only. Allocated pensions provide customers with a regular and flexible retirement income stream. Each year, the customer can vary the level of payments (within certain minimum and maximum limits set by the Australian government). Also, customers can withdraw lump sum amounts. The income stream continues until the investment is consumed. The value to the customer of these products moves in line with the value of the underlying assets.

(iii) Term and lifetime annuities

Term and lifetime annuities provide customers with regular income payments in exchange for an initial single capital payment. AFS offers guaranteed term annuities that make payments to customers for a fixed period of time and lifetime annuities that make payments to customers for the rest of their lives. Customers can invest in annuities using accessible superannuation or other savings.

(iv) Personal superannuation

In Australia, AFS offers personal superannuation master trust structures, the flagship product being Flexible Lifetime Superannuation, which combines administrative and trustee services and offers a choice of investment managers. Options such as life and disability insurance are also available as part of this product. Small businesses may also take advantage of these products.

(c) Corporate superannuation

AFS offers superannuation solutions to companies seeking to provide an employer sponsored superannuation master trust for their employees. A package of administration, insurance and investment products is offered to both small to medium businesses and large corporates throughout Australia and New Zealand.

Group risk products are often provided as part of corporate superannuation arrangements. Specific products are also offered separately.

(d) Risk insurance

AFS offers individual risk products including term life, total and permanent disability, trauma (individual only), income protection and business overhead insurance.

Term life and disability insurance benefits are paid if the insured dies or becomes totally and permanently disabled. Trauma benefits are payable if the insured suffers a defined medical condition. Income protection and business overhead insurance policies generally provide customers with replacement payments if the insured cannot work due to injury or sickness.

Risk insurance is also provided, packaged with superannuation products.

(e) Banking

AMP Banking operates in Australia focusing on two retail banking product categories, residential mortgages and retail deposits. Mortgage lending products include variable rate, fixed rate and line of credit facilities. Under AMP Banking's strategic plan, it is intended that the majority of mortgage lending will be funded through off balance sheet securitisation vehicles. Retail deposit products include fixed rate term deposits, savings and transaction accounts.

Banking products are primarily sold through third party intermediaries and AMP Financial Planning.

In order to support growth and cost reduction aspirations in banking products, AMP is currently seeking proposals from external parties to undertake a number of its operational business processes, which if accepted would result in a business process outsourcing arrangement. These processes include mortgage processing, transaction services, customer communications and associated cross functional services but excludes credit underwriting and arrears management/collections processes.

(f) Mature products

(i) Traditional life insurance

These products combine life insurance and savings and are either whole of life or endowment policies. The basic terms and conditions of these policies are similar. The policyholder pays a regular premium and receives a specified sum insured payable on death (if a whole of life policy) or on the earlier of death or a nominated date (if an endowment policy).

AMP Life has a large portfolio of in-force traditional life insurance business (including some superannuation business). Almost all of this business is in participating policies, which entitle the policyholder (through bonuses) to

participate in the profits of the relevant statutory fund. These products are largely closed to new business.

(ii) Investment accounts

These products participate in the profits of the relevant statutory fund, with certain underlying guarantees and crediting rates set by AMP Life with reference to the investment return achieved by the fund's assets. These products are largely closed to new business.

(iii) Investment linked savings and insurance bonds

Investment linked savings products are regular premium superannuation or ordinary products, which are closed to new business. Insurance bonds are single premium products. The value to the customer of these products moves in line with the value of the underlying assets. These products are largely closed to new business.

(iv) Rollover funds

Rollover products allow trustees of superannuation funds to roll over a departing member's superannuation benefits into these products. Generally, the law prevents the customer from accessing a portion of these funds until the customer has retired or is deceased. However, the customer may transfer the funds to other superannuation or rollover accounts.

(v) Retirement savings accounts

In Australia, AFS offers retirement savings accounts. Retirement savings accounts are superannuation products that provide a capital guaranteed return.

4.2.5 Strategic product alliances

AMP has product sourcing alliance agreements with select product manufacturers in respect of general insurance, select banking products and master trust/wrap products.

In Australia and New Zealand, general insurance products are manufactured and underwritten by the Suncorp Metway group and Vero respectively and sold through AMP's adviser network under the AMP brand. Other general insurance products manufactured and underwritten by third party providers are sold through AMP's adviser network under the brands of the various product providers.

Under the banking product alliances in Australia, AFS offers credit cards and is negotiating arrangements to provide other commercial, consumer and rural property finance products. In New Zealand, AFS offers retail mortgages and rural and commercial property finance products. All products distributed under these arrangements are sold under the brands of the various third party product manufacturers, other than credit cards, which is a cobranded arrangement. AFS' policy is to ensure that all material manufacturing risks are borne by the third party product provider, including credit, collection and funding risk.

AFS also has an outsource arrangement with Asgard for one of its master fund offerings and for its wrap products, which combine transaction, administration and reporting services in one packaged offering.

4.2.6 *Distribution channels*

AFS' distribution model is based on having multiple dealer brands and groups targeting the various market segments (that is, mass market, mass affluent and high net worth). The value proposition of each dealer group is aligned to their positioning in the market place and their growth aspirations. It focuses on enhancing the overall productivity of individual financial planners. This is supported by active retention (including the Buyer of Last Resort arrangements – see below) and succession strategies.

A description of the various dealer groups through which AFS distributes products and services is outlined below.

(a) AMP Financial Planning (Australia) and AMP (New Zealand)

AMP Financial Planning ("AMPFP") is one of the largest financial planning groups in Australia with around 1,450 planners.

AMPFP planners provide professional financial planning advice and offer the full range of AFS retail products and services (including banking) as well as products from other third party providers. AMP General Insurance Distribution (AMPGID) offers general insurance products via authorised AMPFP planners in a strategic alliance. These alliances are explained in further detail in section 4.2.5.

In Australia, around 1,370 AMPFP planners are self employed and around 80 are employed by AFS. Self employed planners in both countries generally practise under their own business name cobranded with AMPFP. Salaried planners practise under the AMP brand.

AFS provides practice management (including legislative supervision and monitoring), training, accreditation, technological and other appropriate planner support for AMPFP planners.

In Australia, under the Buyer of Last Resort ("BOLR") arrangements contained in the Agency Agreement between AMP and each self employed AMPFP planner, the planner may sell all or part of its business to AMP, provided certain business conditions are met. The purchase price under this arrangement is based on distribution revenue of the business. AMP retains the distribution revenue of the business acquired until it is on sold to another planner. AMPFP planners who sell their business to AMP undertake not to re-enter the industry for three years. The Directors believe the BOLR arrangements contribute to the stability and retention of the AMPFP planner network.

Over the past three years, the net cost of acquisitions and sales under this arrangement has been approximately $10 million per annum. The cost of BOLR acquisitions are capitalised and amortised.

In New Zealand, AMP is also one of the largest advisory groups, with around 365 self-employed advisers.

(b) Hillross Financial Services

Hillross Financial Services operates solely in Australia and is separately branded to compete with external financial planners and to attract planners and customers who want to deal with a non-institutional brand. It has over 250 self-employed planners who offer a wide range of recommended products from AFS and other providers.

(c) Arrive Wealth Management

Arrive Wealth Management ("Arrive") operates solely in Australia and principally targets high net worth individuals. Arrive was formerly PricewaterhouseCoopers' financial planning practice, which AMP acquired and rebranded in July 2002. Arrive currently employs 22 salaried planners and maintains a close alliance with PricewaterhouseCoopers for financial planning referrals.

(d) Magnify

Magnify is a new financial planning group operating in Australia (approximately 80% owned by AMP and approximately 20% owned by PricewaterhouseCoopers). It was recently established to support Chartered Accounting practices seeking to include a financial planning service for their clients. Magnify planners will be self-employed and will offer a wide range of recommended products from AFS and other providers. In August 2003, Magnify commenced actively recruiting planners.

(e) Third party distributors

External financial planners and brokers distribute products for a range of financial services companies, including AFS.

(f) Customer communications centre

In Australia, AFS operates a small direct customer communications and sales capability which aims to direct retail customers to an appropriate AMPFP planner to manage the customer relationship on an ongoing basis.

(g) Salaried superannuation consultants

AFS' corporate superannuation products and services in Australia and New Zealand are distributed through a specialist salaried superannuation sales team, AFS planners (supported by the specialist sales team), and third party financial planners.

4.2.7 AMP Sanmar

AMP Sanmar is a joint venture between AMP and an Indian company, Sanmar, that was launched in January 2002. AMP has a 26% equity stake in the joint venture, the maximum currently allowed under Indian regulations. AMP Sanmar focuses on manufacturing and distributing a range of life insurance products and individual pensions products together with group term insurance and pensions for the corporate market. This is done through an agency force of around 3,000 planners based in 39 cities in Southern and Western India, third party distributors and regional banks and a team of business managers selling to the corporate market.

The carrying value of AMP's investment in AMP Sanmar is approximately $12 million. As the business is in its startup phase, it is likely to report immaterial operating losses for a number of years (until it achieves the necessary scale) even though its appraisal valuation is expected to grow.

4.3 AMP Capital Investors

4.3.1 Overview of the business

AMP Capital Investors represents the Australian and New Zealand part of AMP's global investment management business, Henderson Global Investors, and currently operates as AMP Henderson Global Investors. As part of the Demerger, Henderson Global Investors will be separated along geographic lines. AMP will retain the Australian and New Zealand operations and the Asian distribution arrangements and the business will be called AMP Capital Investors. HHG will retain the United Kingdom, European, Asian and North American operations and the business will be called Henderson.

AMP Capital Investors is a leading Australasian investment manager. It manages investment funds for AFS and for external clients (both retail and wholesale) primarily in Australia and New Zealand. It also has a small number of distribution arrangements in Asia.

AMP Capital Investors is one of the largest investment managers in Australia and is the largest investment manager in New Zealand. It has over $70 billion in total funds under management as at 30 June 2003.

AMP Capital Investors' main lines of business are equities, fixed income, property and private capital. AMP Capital Investors also offers various asset allocation options among the major asset classes including a range of diversified products and multi-manager options.

The tables below set out AMP Capital Investors' funds under management by asset class, source of funds and country as at 30 June 2003:

Funds under management – by country/by asset class

$bn	Equities	Fixed income	Property[1]	Private capital	Total
Australia	24.8	22.1[2]	12.6	2.3	61.8
New Zealand	3.3	3.9	1.3	0.1	8.6
Total	28.1	26.0	13.9	2.4	70.4

Notes:
1. Includes $4.2 billion (as at 30 June 2003) relating to four listed property trusts which are no longer managed by AMP Capital Investors.
2. Includes the FUM from the Asian distribution arrangements of $0.6 billion.

Funds under management – by country/by source

$bn	AFS mature	AFS contemporary[1]	External wholesale	External retail[2]	Total
Australia	27.0	15.0	18.2[3]	1.6	61.8
New Zealand	2.2	1.4	5.0	0.0	8.6
Total	29.2	16.4	23.2	1.6	70.4

Notes:
1. Includes all AFS sourced FUM (excluding FUM sourced from mature products).
2. Comprises funds sourced from independent financial planners.
3. Includes $0.6 billion relating to Asian distribution arrangements and $4.2 billion (as at 30 June 2003) relating to four listed property trusts which are no longer managed by AMP Capital Investors.

4.3.2 *Strategy*

AMP Capital Investors' key strategic objectives are to:

- maintain a diversified revenue base by continuing to offer investment management products over a range of asset classes to AFS and both wholesale and retail investors;
- adopt a lead manager model that delivers outstanding investment solutions to clients based on its substantial domestic asset class capabilities, blended with the specialist skills of other managers, particularly in international investments;
- strengthen revenues from the wholesale segment by developing deeper relationships with a focused group of core clients and by delivering tailored product solutions; and
- grow retail funds under management both by increasing retail marketing and by targeting external retail channels, including independent financial planners and self directed superannuation investors.

4.3.3 *Market position*

AMP Capital Investors is one of the largest investment managers in Australia and is the largest investment manager in New Zealand.

The tables below set out AMP Capital Investors' market position in key markets in Australia and New Zealand as at 31 March 2003:

Australian market position by FUM

	Total market size ($m)[2]	Market share position (rank)	Market share (%)
Total investment management market	**735,396**	**2**	**8.3**
Retail investment market	248,278	3	12.1
Wholesale investment market	502,965	3	6.2
Select asset classes			
Australian equities	193,065	2	8.3
Australian fixed income	128,985	2	11.4
International fixed income	31,883	3	9.0
Property[3]	69,949	1[2]	18.2

Notes:
1. Source: Rainmaker Roundup, March 2003.
2. The sum of the wholesale and retail investment market does not reconcile to the total investment management market due to an overlap in the classification of funds.
3. Includes $3.8 billion (as at 31 March 2003) relating to four listed property trusts which are no longer managed by AMP Capital Investors. Excluding the contribution of these trusts AMP Capital Investors' market position in property would be fourth with a market share of approximately 12.8%.

New Zealand market position by FUM

Project category	Total market size (NZ$bn)[5]	Market share position (rank)	Market share (%)
Total investment management market[1]	**44.7**	**1**	**21.2**
Retail investment market[2]	13.9	4	10.5
Wholesale investment market – superannuation[3]	14.2	1	26.9
Select asset classes[4]			
Balanced products	2.1	1	18.1
Passive NZ equities	0.1	1	67.0
Passive global equities	0.3	2	36.4
Property	0.2	1	26.6
NZ fixed interest	0.9	1	39.5
Global fixed interest	0.5	1	24.4

Notes:
1. Source: Reserve Bank of New Zealand.
2. Source: Morningstar.
3. Source: Watson Wyatt.
4. Source: Watson Wyatt market position for AMP superannuation investment trust products – the only products for which rating is available.
5. The total investment management market also includes wholesale investment non-superannuation funds.

4.3.4 Investment offerings

AMP Capital Investors provides a wide range of investment management products for AFS and external retail and wholesale clients, including managed investment schemes, pooled superannuation trusts, separately managed portfolios, statutory funds for AMP Life and diversified multi-manager portfolios.

AMP Capital Investors' main lines of business are equities, fixed income, property and private capital. AMP Capital Investors uses a range of sector specialist and diversified investment styles to identify the best opportunities in each sector.

(a) Diversified and multi-manager

AMP Capital Investors offers a range of diversified and multi-manager investment products. Diversified products invest funds under various asset allocation options among the major asset classes. Multi-manager funds are managed by a number of investment managers (including third party investment managers) with differing investment styles but the investment strategy and overall coordination of the fund is managed by AMP Capital Investors.

An overview of each of AMP Capital Investors' key lines of business is outlined below.

(i) Equities

AMP Capital Investors is recognised as a leading manager of Australian and New Zealand equities. It offers clients access to a range of options for investing in Australian, New Zealand and international equities through active, passive and quantitative investment management styles. In Australia, AMP

Capital Investors has a well regarded core Australian equities capability (the "Capital Style"), which is highly rated by both retail research houses and institutional asset consultants. The Capital Style applies targeted research to assess a company's capital efficiency and focuses on shares that offer long term returns above their cost of capital.

AMP Capital Investors also has a number of specialist equity investment capabilities and styles, including Australian Enhanced Index, a proprietary Value Plus-style, an Active Quantitative style, a Socially Responsible Investment Equity team and a Structured Equity team.

Currently, Henderson in the United Kingdom manages indexed and enhanced indexed international equities for AMP Capital Investors. The current arrangements have no fixed term, but allow AMP Capital Investors to terminate with up to 90 days notice. In relation to mainstream active international equities management (previously provided by Henderson in the United Kingdom), equal to approximately $2 billion of FUM, AMP Capital Investors is in the process of outsourcing the investment management to a range of other global equity managers.

(ii) Fixed income

AMP Capital Investors manages a substantial portfolio of fixed income assets in Australia (second largest) and New Zealand. This portfolio includes cash, bonds and other fixed income securities managed across active, passive and quantitative investment styles. AMP Capital Investors has a broad range of capabilities, including government securities, non-government securities, and alternate fixed income assets such as corporate debt, hybrid debt securities and infrastructure and high yield debt.

AMP Capital Investors' international fixed income assets will largely continue to be managed by Henderson in the United Kingdom after the Demerger under the current arrangements, which have no fixed term, but allow AMP Capital Investors to terminate with up to 90 days notice.

(iii) Property

AMP Capital Investors is recognised as a leading manager of Australian and New Zealand property. Its property division manages $9.7 billion in property assets (excluding the Australian listed property trusts which it has exited) and is one of the largest property investment managers in Australia and New Zealand. The business provides a comprehensive range of market competitive property products across the risk return spectrum, from traditional core property portfolios to opportunistic development funds.

Properties that AMP Capital Investors manage include prominent commercial and industrial buildings and retail shopping centres in capital cities and regional areas of Australia and New Zealand.

During 2003, AMP Capital Investors exited from the management of its four Australian listed property trusts (AMP Shopping Centre Trust, AMP Diversified Property Trust, AMP Industrial Trust and AMP Office Trust, which together comprised FUM of $4.2 billion). AMP received or will receive $87.8 million for facilitating the transfer of the trusts and associated management rights for

AMP Diversified Trust, AMP Industrial Trust and AMP Office Trust. The total carrying value of the management rights for these trusts was $77.6 million.

AMP Capital Investors' exit from the management of its four Australian listed property trusts reduces net profit after tax by approximately $16.5 million per annum (excluding the upfront payments described above). The full financial impact will not occur until 2004.

Following the exit from its four Australian listed property trusts, AMP Capital Investors intends to focus on strengthening its position in the wholesale property investment management sector in Australia and New Zealand, as well as growing its presence in the retail market. AMP Capital Investors has recently introduced products to reflect this new strategy, including a high risk/return fund for wholesale investors called Select Property Portfolio and a retail product which provides access to the diversified unlisted property market called Direct Property Portfolio.

(iv) Private capital

AMP Capital Investors manages a diverse portfolio of private capital assets, including direct holdings in Australian infrastructure assets (electricity generation and distribution, airports and telecommunications investments).

In July 2003, AMP Capital Investors launched the $860 million Diversified Utility Energy Trusts ("DUET"). DUET holds strategic stakes in energy distribution assets in Victoria and Western Australia, and is partially funded by a listed hybrid security called Preferred Ordinary With Equity Reset Shares.

AMP Capital Investors announced on 9 September 2003 the sale of Stanbroke Pastoral Company ("Stanbroke"), Australia's largest rural property holder, for more than $490 million (including debt) on behalf of AMP Life. The sale price was substantially in excess of Stanbroke's carrying value at 30 June 2003. As Stanbroke is owned by AMP Life policyholder funds, the outcome of the sale is not material to AMP.

4.3.5 Clients

AMP Capital Investors sources funds under management from a number of distribution channels. AMP Capital Investors' main source of funds under management is through its long standing relationship with AFS in both Australia and New Zealand, which will continue after the Demerger under an investment management agreement which can be terminated by AFS on six months notice. Reliance on this source of funds under management may change over time as AFS' mature funds run off and as AMP Capital Investors continues to penetrate external retail and wholesale markets and new geographic markets in Asia.

An overview of each of AMP Capital Investors' key sources of funds is outlined below:

(a) AFS (mature)

AFS no longer actively sells mature products; however, they still contribute significantly to the amount of AFS funds managed by AMP Capital Investors. As these products are now closed to new business, the assets will decline over the long term as the portfolio runs off.

(b) AFS (contemporary)

AMP Capital Investors is the leading provider of investment products to AFS in Australia and New Zealand. The contemporary business refers to all AFS product platforms, which are actively sold and include a range of investment, savings, superannuation, risk and retirement income products. As at 30 June 2003, AMP Capital Investors managed over 50% of the underlying funds invested on behalf of AFS and its customers.

AMP Capital Investors maintains a leading position with AFS by offering a range of competitively positioned investment products across the spectrum of risk and return requirements of AFS' customer base.

(c) External retail market

AMP Capital Investors is seeking to expand its presence in the retail market by targeting independent financial planners in Australia and New Zealand and self directed superannuation investors in Australia.

Historically, AMP Capital Investors has relied on AFS for access to the retail market. However, there are opportunities for AMP Capital Investors to grow its market share of fund flows from the independent financial planner market. These opportunities are arising because of the trend towards independent planners distributing wealth management products across a range of non-aligned investment managers.

AMP Capital Investors also intends to target self-directed superannuation investors directly by packaging products in certain asset classes, particularly property and private capital for the retail market. Until early 2003, AMP Capital Investors only offered these products to domestic institutional investors.

(d) External wholesale market

AMP Capital Investors is a leading wholesale investment manager with recognised expertise in property, domestic equities, domestic fixed income and private capital. AMP Capital Investors has specialist wholesale teams which cover major institutional clients in the Australian and New Zealand markets. Its client base is widespread rather than being reliant on a select few. The top five clients by FUM contribute 13% of external wholesale revenue, while the next five clients by FUM contribute 10% of external wholesale revenue.

AMP Capital Investors is seeking to strengthen revenues from the wholesale market by developing closer relationships with core clients and by delivering to them tailored product solutions.

As wholesale clients are often advised by specialist asset consultants, AMP Capital Investors' strategy includes maintaining strong relationships with a range of these consultants.

4.3.6 Investment performance

AMP Capital Investors' investment performance across a range of representative funds in Australia and New Zealand is compared with benchmark returns in the tables below:

Australian investment performance[1]

	Fund size as at 30 June 2003	One year to 30 June 2003		Three years to 30 June 2003		
	$bn	Actual % pa	Benchmark % pa	Actual % pa	Benchmark % pa	Benchmark
Diversified						
Aust Balanced Growth (after tax and fees)	**3.2**	(2.4)	(1.8)	(0.7)	0.0	Competitors' median
Australian Fixed Income						
AFS Contemporary	**3.0**	10.2	9.7	8.0	7.8	UBS Fixed Debt
SMP composite	**0.7**	10.1	9.8	7.9	8.0	UBS Comp Bond All Mat
Australian Equities	**5.7**	(1.3)	(1.7)	2.5[2]	0.7	ASX 200
Active Quant	**0.6**	(2.1)	(1.7)	1.7	0.7	ASX 200
Enhanced Index	**1.5**	(1.7)	(1.7)	1.5	0.7	ASX 200
Capital	**0.9**	(2.9)	(1.7)	(0.1)	0.7	ASX 200
Value Plus	**1.3**	1.3	(1.7)	8.6[3]	0.7	ASX 200
International Equities	**3.1**	(21.7)	(18.5)	(18.6)	(16.3)	MSCI World Accum (unhedged)
Direct Property	**3.1**	10.1	11.1	9.5	10.4	Mercer Property Index
Private Capital	**0.5**	3.3	(1.7)	(4.6)	0.7	Internal monitor – ASX 200

Notes:
1. All returns are before fees and tax unless stated otherwise.
2. Overall Australian Equities includes Value Plus return of 8.6% per annum for the 2½ years to 30 June 2003.
3. Value Plus return of 8.6% per annum is for the 2½ years to 30 June 2003.

New Zealand investment performance

	Fund size as at 30 June 2003	One year to 30 June 2003		Three years to 30 June 2003		
	NZ$bn	Actual % pa	Benchmark % pa	Actual % pa	Benchmark % pa	Benchmark
NZ Equities						
Active	0.1	13.7	10.2	9.5	7.1	NZSE 40
Passive	0.1	11.8	12.3	5.5	5.9	Russell/JB Were Tradable Index
Strategic Equity Growth Fund	0.1	13.0	16.0	n/a	n/a	NZ Equity Average Index
NZ Fixed Income	0.2	12.8	11.8	9.4	8.6	CSFB NZ Stock Gross Returns Index
NZ Cash	0.1	6.2	6.0	6.2	6.1	CSFB Bills Index
Property	0.1	8.5	n/a	8.0	n/a	n/a
Global Equities						
Active	0.1	(13.5)	(19.0)	(16.2)	(19.1)	MSCI World Gross Index (expressed in NZ$)
Passive	0.1	(18.6)	(18.4)	(20.1)	(20.5)	AMP World Index (expressed in NZ$)

Note:
All returns are before fees and tax unless stated otherwise.

4.3.7 Operational platform

All back office operations including funds administration, trade processing, and custodian services are outsourced to third parties, mainly to BNP Paribas Securities Services ("BNP") (formerly Cogent, which AMP sold to BNP in September 2002). The administration services contract with BNP is for a period of five years from the date of disposal and includes a number of service level enhancement provisions.

4.4 Cobalt/Gordian

AMP's general insurance run-off portfolio and management businesses comprise:

- the Gordian and TGI run-off portfolios; and
- Cobalt, a wholly owned specialist run-off manager which manages the Gordian and TGI run-off portfolios.

Gordian contains the former GIO Reinsurance portfolio, which was closed to new business in 1999. The business written from the commencement of operations in 1986 was primarily London market and US denominated reinsurance. Gordian also contains the old GIO Corporate Insurance Portfolio, which ceased accepting new corporate insurance business during 1999.

TGI contains the residual portfolios of the old AMP corporate insurance portfolio not divested to Suncorp Metway in 2001. TGI also contains other small miscellaneous insurance portfolios. The majority of underwriting by TGI ceased in 2001. Cobalt is a specialist insurance run-off manager and provides a comprehensive range of services to the AMP run-off portfolios and to some non-AMP insurance clients. Both Gordian and Cobalt include small operations in the United Kingdom, the majority of which will continue to remain with AMP rather than HHG after the Demerger.

On 4 December 2002, AMP announced that it was considering various options to realise value in the run-off portfolio and management businesses. Possible alternative transaction structures under consideration include the sale of all or part of the businesses or some form of restructure and/or reinsurance arrangement. If these alternatives are not acceptable, the businesses will be retained. Any such transaction may require the approval of APRA and the FSA, depending on the portfolio affected.

In the event that these businesses are sold, restructured or reinsured, it is expected that any capital release would be applied by AMP to further restructure internal and external debt.

While there can be no certainty that a transaction involving all or any of these businesses will occur, there is a possibility such a transaction will take place before the Effective Date of the Scheme. At present, there can also be no certainty of the terms and conditions of any such transaction or the financial effects of such a transaction on AMP.

4.5 Corporate office

The primary role of AMP's corporate office is to support the Chief Executive Officer, the business units and the Board by:

- managing relationships with external stakeholders;
- setting the overall strategic direction;
- challenging and monitoring business performance; and
- sourcing and allocating key resources across the AMP Group.

AMP has chosen an activist model for the role of its corporate office under which each business unit enjoys a reasonable amount of autonomy, with full accountability, while the corporate office works with each business unit to provide support and monitor its activities.

After the Demerger, the corporate office will continue to provide the following functions: finance, strategy, human resources, legal and regulatory, secretariat, corporate and public affairs.

It is expected that after the Demerger AMP's corporate office will be restructured and reduced in size as a result of the reduction in global responsibilities and the tighter integration of support function roles with the local business units. Further details of the proposed changes to the corporate office are set out in section 4.6.3.

4.6 Directors, senior management and employees

4.6.1 The AMP Directors and corporate governance

(a) AMP Directors

The AMP Board after the Demerger will comprise a non-executive Chairman, five other non-executive Directors and one executive Director. All are currently Directors of AMP Limited, other than Peter Mason, whose appointment is effective from 20 October 2003. Lord Killearn and Roger Yates, who are currently Directors, will be retiring from the AMP Board on or before the Demerger Date. The executive Director (Andrew Mohl) and one of the non-executive Directors of AMP (Pat Handley) have also been appointed to the HHG Board.

(b) Biographical information

Details of the AMP Directors after the Demerger are as follows:

Peter Willcox, BA (Hons), MA, age 58. Chairman
Joined the AMP Limited Board in September 2002. Appointed Deputy Chairman in December 2002 and Chairman in February 2003.

Experience: 28 years' experience in the international petroleum industry. Former Chief Executive Officer BHP Petroleum. Previously a director of BHP Limited, Lend Lease Corporation Limited, Schroders Holdings Australia Limited, James Hardie Industries Limited, North Limited, F H Faulding Limited, Woodside Petroleum Limited, Energy Developments Limited, Tejas Gas Corporation (USA) and Hamilton Oil Corporation (USA).

Other directorships: Chairman of Mayne Group Limited since January 2003.

Andrew Mohl, BEc (Hons), age 47. Managing Director and Chief Executive Officer
Appointed Managing Director and CEO of AMP Limited in October 2002. A Director of AMP Life Limited since December 1999 and of AMP Bank Limited since December 1999. A Director of HHG since October 2002.

Experience: 20 plus years' financial services experience, including more than six years at AMP. Previously Managing Director of AMP Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice based distribution and the development of AMP's multi-channel distribution platform. Former ANZ Senior and Chief Economist (1986–1990) and Managing Director ANZ Funds Management (1993–1996). Past Deputy Head of Research at the Reserve Bank of Australia.

Richard Grellman, FCA, age 53
Appointed to the AMP Limited Board in March 2000. A Director of AMP Life Limited since November 2001.

Experience: 32 years experience in the accounting profession. Partner of KPMG from 1982 to 2000. Member of KPMG's National Board from 1995 to 1997 and National Executive from 1997 to 2000. Independent Financial Expert for AMP's demutualisation

and Investigating Accountant for AMP's prospectus and listing in connection with the demutualisation.

Other directorships: Chairman of the Board and Council of the NSW Motor Accidents Authority since 1994 and Chairman of Cryosite Limited since December 2002. Director of Atlas Group Holdings Limited since February 2003.

Roger Patrick (Pat) Handley, BA, MBA, age 58
Appointed to the AMP Limited Board in April 2003. A HHG Director since June 2003.

Experience: Over 30 years' international financial services experience. Former Executive Director and Chief Financial Officer of Westpac Banking Corporation from 1993 to 2001. Previously he was a Chairman and CEO of County Savings Bank (USA), Chief Financial Officer of Bank One Corporation (USA) and a director of Suncorp Metway Limited.

Other directorships: Chairman of Pacific Brands Limited since 2001.

Meredith Hellicar, BA, LLM (Hons), age 49
Appointed to the AMP Limited Board in March 2003.

Experience: 15 plus years' senior executive experience in the oil, coal, logistics, legal and financial services industries. Previously Managing Director TNT Logistics Asia, Chief Executive of Corrs Chambers Westgarth and Managing Director of InTech Financial Services Limited.

Other directorships: Director of James Hardie Industries NV since 1992, NSW Treasury Corporation since 2003, Southern Cross Airports Group since 2003, Amalgamated Holdings Limited since 2003 and HIH Claims Support Limited since 2001. Chairman of HLA Envirosciences since 2002 and the Sydney Institute since 1998.

Peter Mason AM, BA Com (Hons), MBA, age 57
Appointed to the AMP Limited Board with effect from 20 October 2003.

Experience: Over 30 years' experience in investment banking. Previously a director of the Lloyds Banking group investment banking business in Australia and the United Kingdom, Chairman and Joint Chief Executive of Schroders Australia Limited and Group Managing Director of Schroders' investment banking businesses in the Asia Pacific region.

Other directorships: Director of Mayne Group Limited since 1992 and a member of the Council of University of New South Wales. Chairman of JP Morgan Chase Bank group in Australia, having previously been Chairman and Joint Chief Executive of Ord Minnett, the Australian investment banking group, when it was acquired by JP Morgan.

Nora Scheinkestel, LLB (Hons), PhD, MAICD, age 43
Appointed to the AMP Limited Board on 1 September 2003.

Experience: Formerly a senior banking executive in international and project financing. Previously held positions with CRA Limited, Macquarie Bank, Chase AMP and Deutsche Bank where, as head of the Project Finance Unit, she was responsible for the development and financing of major projects in Australasia and South East Asia. Through her consulting practice, Dr Scheinkestel has assisted government, corporate and institutional clients in areas such as corporate governance and project and

structured finance. An associate Professor at the Melbourne Business School at Melbourne University. Previous directorships include North Limited, IOOF, Medical Benefits Fund of Australia Limited, City West Water Limited.

Other directorships: Director of Newcrest Mining Limited since 2000, Paperlinx Limited since 2000 and Hydro Tasmania since 2001 and Chairman of South East Water Limited since 2002.

(c) Composition of the AMP Board

The size and composition of the AMP Board is subject to the limits set out in AMP's constitution which requires a minimum of three Directors and a maximum of 16 Directors.

In view of AMP's shareholding interest of approximately 15% in HHG, AMP and HHG have agreed that AMP shall be entitled to nominate one non-executive director to the HHG Board for so long as AMP holds (whether directly or indirectly) at least 5% of the issued capital of HHG, subject to the HHG Board nomination committee recommending the proposed non-executive director. In accordance with this agreement, Pat Handley will remain on the HHG Board as the AMP nominated representative.

Mr Mohl is a Director of AMP and also a non-executive director of HHG. The Directors believe it is appropriate that Mr Handley and Mr Mohl hold both directorships, even though this may give rise to a potential conflict of interest in some instances. The Board has standard procedures in place to deal with conflicts of interest (see below).

Directors are required to keep the AMP Board advised, on an ongoing basis, of any interests which could potentially conflict with those of AMP. If a potential conflict of interest does arise, the Director concerned does not receive the relevant Board papers and leaves the Board meeting while the matter is considered.

As a consequence of Mr Handley and Mr Mohl each being a director of both AMP and HHG, the Corporations Act requires that this document contain the report of an independent expert, stating whether in the expert's opinion the Scheme is in the best interest of AMP Shareholders. That report is set out in full in section 12.

One third of the Directors must retire from office at each annual general meeting. Each Director, other than the Managing Director, must, in any event, retire from office at the third annual general meeting after they were last elected. In either case, the retiring Directors may offer themselves for re-election. The term of non-executive Directors will generally be no longer than nine years. Any non-executive Director remaining on the Board after nine years will be subject to annual re-election by AMP Shareholders.

(d) AMP Board committees

The Board will continue to have three standing Board committees, as outlined below. Each of the committees is composed of only independent non-executive Directors. Other committees may be established from time to time to consider matters of particular importance.

- The Board Audit and Compliance Committee assists the Board to discharge its corporate governance responsibilities, including the business's relationship with, and the independence of, the external auditor; the reliability and appropriateness of the disclosure of the financial statements and external financial communications and the maintenance of an effective business risk management

framework, including compliance and internal controls and monitoring of the internal audit function. After the Demerger, members will be Richard Grellman (Chairman), Pat Handley and Nora Scheinkestel.

- The Board Nomination Committee supports and advises the Board on composition and succession planning for the Board. It is also responsible for the processes involved in reviewing the Board's performance, for new Directors' orientation and education and the ongoing development of all Directors. After the Demerger, members will be Nora Scheinkestel (Chairman), Richard Grellman and Peter Willcox.

- The AMP Remuneration Committee serves as an advisory committee to the Board, providing advice relating to the effectiveness, integrity and legal compliance of AMP's remuneration programs (including share and performance right plans), protocols and practices. The Committee may engage independent remuneration consultants where appropriate. Key responsibilities include annually reviewing and recommending to the Board the total remuneration package of the Managing Director and Chief Executive Officer. After the Demerger, members will be Meredith Hellicar (Chairman), Peter Mason and Peter Willcox.

(e) ASX corporate governance principles

The ASX Corporate Governance Council has released Principles of Good Corporate Governance and Best Practice Recommendations.

The ASX Listing Rules require companies to provide a statement on whether or not they follow the recommendations. AMP endorses the 10 essential corporate governance principles and already follows most of the best practice recommendations. AMP intends to include commentary on these principles in its Annual Report for the financial year ending 31 December 2003.

4.6.2 Senior management team

The details of the AMP senior management team after the Demerger are set out below.

Andrew Mohl
Managing Director and Chief Executive Officer
Age: 47

Biography included in section 4.6.1.

David Cohen
General Counsel
Age: 43

David was appointed General Counsel in January 2003 and is responsible for AMP's legal affairs, providing legal advice and counsel to the AMP Board, management and businesses. Prior to joining AMP, David was a partner with the law firm Allens Arthur Robinson for over 11 years, where he led the firm's national funds management, superannuation and real estate practices.

Marc de Cure
General Manager, Strategy and Development
Age: 45

Marc was appointed General Manager, Strategy and Development in October 2002. Previously, Marc was Chief Financial Officer of AMP for three years. Prior to joining AMP, Marc spent 10 years as a partner with PricewaterhouseCoopers, which included a six month secondment to AMP as Group Financial Controller in the lead up to AMP's demutualisation. Marc's responsibilities include strategy, mergers, acquisitions and divestments, corporate IT and development.

Following the Demerger, it is planned that Marc de Cure will leave AMP in the first quarter of 2004. The Strategy and Development team and the Human Resources team will report to Peter Hodgett.

Craig Dunn
Managing Director, AMP Financial Services
Age: 40

Craig was appointed Managing Director, AMP Financial Services in September 2002. Prior to this, Craig spent six months as Director, Office of the CEO. Craig joined AMP in January 2000 as Corporate Strategy Executive and was appointed Managing Director, AMP Banking, in February 2001. Prior to joining AMP, Craig was Chief Executive Officer of a Malaysian based insurance company, a joint venture of Colonial Limited.

Peter Hodgett
General Manager, Human Resources
Age: 48

Peter was appointed General Manager, Human Resources in October 2002 and will also assume responsibility for Strategy and Development. Peter has worked for AMP for over 17 years in a wide variety of operational and corporate roles. He has held positions as Director, Corporate Strategy; Global Director of Finance and Operations in HGI; Director, Product Development and Integration within AMP Financial Services; and Chief Actuary during AMP's demutualisation.

Paul Leaming
Chief Financial Officer
Age: 49

Paul was appointed Chief Financial Officer in October 2002 and has held senior finance positions within AMP for the past five years. Prior roles include Corporate Finance Director, leading management reporting and financial reporting for AMP's worldwide businesses, and Finance Director for AMP Financial Services. Before joining AMP in 1998, Paul was Chief Financial Officer of Macquarie Bank and worked in various senior finance positions within the bank, and its predecessor Hill Samuel, for 15 years.

Christine McLoughlin
General Manager, Office of the Chief Executive Officer
Age: 41

Christine was appointed General Manager of the Office of the CEO in October 2002, with responsibility for regulatory affairs, corporate secretariat, corporate social responsibility,

administrative issues in relation to the Office of the General Counsel and providing executive support to the CEO. Prior to this, she was Board Executive and Company Secretary. Christine joined AMP in 1997 as Group Executive Legal Counsel and in 1999 was appointed Director of Corporate Services for AMP's asset management business. Prior to joining AMP Christine was Optus Communications' Corporate Counsel and with Allen Allen & Hemsley.

Matthew Percival
General Manager, Corporate and Public Affairs
Age: 52

Matthew joined AMP in October 2000 and has responsibility for communications and relationships with a broad variety of stakeholders. Matthew was previously Group General Manager, Public Affairs at Colonial. Prior to this, he was General Manager, Public Affairs at Carlton & United Breweries, and General Manager, Group Public Affairs at ANZ Banking Group. He also has experience as a ministerial adviser.

Jack Ritch
Managing Director, AMP Capital Investors
Age: 61

Jack was appointed Managing Director, AMP Henderson Global Investors (to be called AMP Capital Investors after the Demerger) in 1999. Previously, Jack was Director of Property, during which time he was responsible for managing AMP's $9 billion property portfolio, comprising some of Australia's best known properties. Jack has held a variety of roles since he joined AMP in 1958.

4.6.3 Employees

(a) Employee matters

AMP staff are employed pursuant to an enterprise agreement which is underpinned by the AMP Employees' Award 2002 or, in the case of more senior employees, individual contracts of employment. The Demerger will not affect the operation of the enterprise agreement or the award and is not expected to affect AMP's relations with the Finance Sector Union of Australia.

The remuneration philosophy of AMP following the Demerger will provide an effective reward system that recognises critical roles, talented employees and strong performance, as well as fairly remunerating employees. This will be achieved through a market competitive base salary and, where appropriate, cash based short term incentives and long term incentives comprising selective grants of performance rights and occasionally restricted shares.

As a result of the Demerger, AMP will become a smaller organisation with a regional focus in Australasia. The new structures for AMP's corporate office and support functions will be implemented in late 2003 and during 2004. The smaller structures will mean fewer positions are required and will result in a total reduction across AMP of approximately 100 employees, most of which will be from roles within the Australian corporate office.

In addition, during the second half of 2003, AMP Capital Investors' overall headcount will reduce by 120 employees with the divestment of the management of the Australian listed property trusts and the transfer of ownership of several shopping centres. The

majority of affected employees will be transferred to the acquirer; however, approximately 30 employees will be retrenched.

It is estimated that after the Demerger and the reductions referred to above, AMP will comprise approximately 4,000 full time equivalent roles and 4,100 actual employees. These figures are estimates only, as in the process of implementing the new structures, consistent with AMP's flexible work policy, the business may choose to employ people on a part time or flexible basis to fill full time positions.

Consistent with normal business practice, AMP will continue to seek to improve efficiency and review processes and business activities. As a result, further reductions in positions may occur.

Employees will be offered redeployment opportunities where available consistent with AMP's Redeployment, Retrenchment and Redundancy Policy, or the enterprise agreement, whichever applies to the employee. A structured selection process will be followed in filling available roles in AMP to ensure equity and fairness and that talent is retained where possible. Where redeployment is not available, employees will be supported with appropriate severance retrenchment benefits.

AMP has developed and implemented a program to retain certain key staff who are either critical to the Demerger process or to ensuring that business as usual is maintained for those parts of AMP's businesses significantly impacted by the Demerger (see section 10.16). The total cost of these arrangements in respect of employees in AMP's Australasian businesses is approximately $12.7 million (before tax).

(b) Employee superannuation

AMP contributes to its employees' superannuation via the AMP Officers' Provident Fund for Australian based employees and the AMP (New Zealand) Staff Superannuation Plan for New Zealand based employees. Both superannuation funds provide benefits for employees and their dependants on resignation, retirement, disability or death of the employee. A number of members in both funds have benefits based on defined benefit arrangements. However, new employees are offered only defined contribution style benefits.

4.7 Credit ratings

Rating agencies assign two main types of ratings to companies within the AMP Group, counterparty credit ratings and insurer financial strength ratings. A counterparty credit rating measures the overall creditworthiness of the company, while an insurer financial strength rating measures policyholder claims paying ability. In assigning these ratings, agencies review a variety of factors, including profitability, business position, management and strategy, capital structure and financial flexibility.

Certain companies in the AMP Group are rated by Standard & Poor's (Australia) Pty Limited ("Standard & Poor's") and Moody's Investors Service Pty Limited ("Moody's"). As at the date of this document, the primary ratings assigned to those major AMP companies which will form part of the AMP Group after the Demerger are as set out in the table below. Credit ratings are not market ratings, nor are they recommendations to buy, hold or sell any security. Ratings are subject to revision or withdrawal at any time. These ratings influence AMP's ability to obtain funding and the cost of that funding, and can consequently impact AMP's financial performance.

Ratings assigned to major AMP companies

	Standard & Poor's		Moody's	
	Rating	**Definition**	**Rating**	**Definition**
Insurer financial strength ratings				
AMP Life Limited	A+	Strong	A1	Good
Counterparty credit ratings				
AMP Group Holdings Limited – long term	BBB+	Adequate	Baa1	Adequate
AMP Group Holdings Limited – short term	A-2	Satisfactory	n/a[1]	n/a[1]
AMP Bank Limited – long term	BBB+	Adequate	Baa1	Adequate
AMP Bank Limited – short term	A-2	Satisfactory	P-2	Strong

Note:
1. Moody's does not assign a short term rating to AMP Group Holdings Limited.

All AMP's ratings assigned by both Standard & Poor's and Moody's are currently on "Negative Outlook". Negative Outlook means that the rating may be lowered over the medium to longer term. A Negative Outlook is not necessarily a precursor to a ratings change.

AMP continues to target a strong 'A' financial strength rating for AMP Life and a strong 'BBB' counterparty credit rating for AMP Group Holdings after the Demerger.

4.8 Risk factors

After the Demerger, AMP will continue to be subject to various risk factors. These risks should be considered in connection with any forward looking statements in this document. One or more or a combination of these risks could materially impact the profitability of AMP and its financial position and therefore may affect, among other things, AMP's ability to pay dividends and the level of capital available to support the businesses.

AMP has a risk management framework, policies and associated practices to help mitigate and manage some of these risk factors. Further details on AMP's risk management framework are contained in section 4.9.

The principal risk factors which could impact AMP are described below.

(a) Economic conditions

AMP's financial performance is significantly affected by changes in economic conditions both globally and in the particular countries in which AMP conducts business. These changes may influence the investment performance of the various funds and shareholders' funds, and operating margins, as well as the demand for financial products and services.

(b) Investment market conditions

AMP's profitability and financial position is substantially impacted by investment market conditions in a number of ways. In particular, it impacts AMP's ability to pay interest and dividends and the level of capital to support AMP's business units. This is because:

- the rate at which future actuarial liabilities can be discounted is based on the level of long term interest rates. The liabilities in respect of certain products,

notably annuities, vary as interest rates fluctuate. Where this is the case it would be usual to attempt to match the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. However, to the extent that such asset liability matching is not practicable or fully achieved there may be fluctuations in the difference between assets and liabilities. Interest rate fluctuations could therefore have a material adverse effect on AMP's profitability and financial position;

- some AMP products are non-investment linked, which means that AMP is required to pay the policyholder certain benefits even if the return that AMP receives from the relevant investments is less than the benefit AMP is required to pay;

- a significant proportion of AMP's profits is derived from the investment performance (both income and net realised and unrealised capital gains or losses) of AMP Life's statutory funds. This is divided between shareholders and policyholders in accordance with legislation regarding the allocation and distribution of profits of statutory funds;

- fee income on AMP's investment linked business and investment management business is mainly based on the level of assets under management. A deterioration in investment market conditions may lead to a decline in AMP's assets under management;

- investment performance also impacts the level of investment income derived from shareholder funds and in turn AMP's financial position. AMP has recently revised its investment mix for its shareholder funds, introducing derivative overlays to allow a part of the equity market upside while protecting against any equity market downside. This strategy aims to provide greater security for shareholders in times of adverse market conditions and to reduce the volatility of shareholder earnings; and

- AMP is required to review the carrying value of its subsidiaries on an ongoing basis. Investment market conditions, together with other factors such as demand for financial products and services and competition, directly impact on the market value of these businesses. Subsidiaries held by life companies are required to be held at market value and therefore AMP may need to decrease its carrying value of these businesses if their market valuation falls below current carrying values.

(c) Demand for financial products and services

Demand for AMP's financial products and services is impacted by changes in investment markets and economic conditions. For example, weak equity markets can discourage customers from investing. In turn, this can lead to lower new business sales as well as increased outflows, which can increase pressure on margins and unit costs. In turn, this may result in reduced profitability.

Demand for AMP's financial products and services is also impacted by AMP Capital Investor's past investment performance relative to the past investment performance of its peer investment managers. If AMP Capital Investors underperforms its peer investment managers for a prolonged period, the demand for AMP's financial products and services, particularly financial products where the investments are managed by AMP Capital Investors, may be materially adversely affected, which in turn may adversely affect AMP's profitability and financial position.

Also, in line with industry trends in the Australian and New Zealand life insurance markets, AMP is selling less traditional regular premium, non-investment linked business and more single premium, investment linked business. While this changed product mix generally requires less capital, it also reduces profit margins for new business. AMP's profit margins may be impacted unless it can generate sufficient profits from future new business to offset the eventual decline in flow of profits to shareholders from the business currently in-force. The volumes and profitability of future new business, as well as the rate of outflows of mature products, are therefore significant factors affecting the value of AMP, but they cannot be predicted with certainty.

(d) Brand

The AMP brand is highly recognisable in Australia and New Zealand and has achieved leading brand awareness in the life insurance and superannuation markets in both countries over many years.

In recent years, AMP has received adverse publicity, primarily relating to the significant fall in its share price and the factors which have given rise to this fall (including writedowns and the difficult conditions experienced in the United Kingdom). This has damaged AMP's corporate reputation and led to a decline in confidence and sentiment towards the brand. This is further compounded by customer and shareholder confusion over the relationship between the performance of the AMP Share price and the performance of their AMP product holdings.

Although difficult to measure, a decline in corporate reputation can contribute to lower new business sales, greater outflows and, ultimately, reduced profitability.

Nevertheless, the Directors expect AMP's corporate reputation to strengthen, as discussed in section 4.1.6. AMP has also implemented a communications, brand and sponsorship strategy which is focused on building trust and confidence in the AMP brand.

(e) Loss of planners

AMP has the largest number of planners in the Australian and New Zealand markets. Failure to attract or retain planners could have a material adverse impact on AMP's business.

This risk is mitigated through the strength of AMP's value proposition, its ability to recruit and develop new planners and the contractual arrangements it has with its planners.

(f) Competition

The wealth management industry in which AMP operates in Australia and New Zealand is becoming increasingly competitive. Factors contributing to this include industry deregulation, mergers, changes in customers' needs and preferences, entry of new participants, development of distribution methods and increased diversification of product mix by major competitors. Responses to increased competition may include lower prices, or increased costs (such as marketing), or both, which may reduce overall profitability.

AMP is one of the largest financial services companies in Australia and New Zealand. The Directors believe that, after the Demerger, AMP will be well positioned to withstand increases in competition.

(g) Changes in government policy or legislation

After the Demerger, AMP will continue to provide life insurance, investment, risk insurance, general insurance, banking and superannuation products. Providers of these products in Australia are subject to various legislative and prudential requirements, including the Corporations Act 2001 (Cth), the Life Insurance Act 1995 (Cth), the Insurance Act 1973 (Cth), the Banking Act 1959 (Cth), the Superannuation Industry (Supervision) Act 1993 (Cth) and the Financial Services Reform Act 2002 (Cth). This regulatory regime is complex and is subject to change.

AMP is subject to ongoing review and enquiries by regulators regarding compliance with regulations. If AMP does not meet its regulatory requirements, it may suffer penalties, such as fines or obligations to pay compensation or the cancellation or suspension of authority to conduct business. Non-compliance with regulation may also give rise to adverse publicity for AMP. AMP cannot predict the impact of future legislation and regulatory change on its business. However, as the amount and complexity of the regulation increases, so may the cost of compliance and the risk of non-compliance. The Board Audit and Compliance Committee, as outlined in section 4.6.1, assists the Board to discharge its regulatory compliance requirements.

AMP may be adversely affected by changes in government policy or legislation applying to companies in the wealth management industry. These include possible changes in relation to the taxation treatment of financial products and services, retirement incomes policy, greater consumer choice as to employer sponsored superannuation funds, fee caps, elimination of trail commissions, disclosure of commissions, compliance requirements and solvency standards. The changes may affect AMP's existing and future business by, for example, causing customers to cancel existing policies or reduce superannuation contributions or requiring AMP to change its range of products and services, redesign its technology or other systems incurring significant expense, retrain its staff and planners, pay additional tax, hold more capital or incur other costs. Some changes may also enhance AMP's business opportunities.

AMP is required to meet the solvency and capital adequacy standards prescribed by APRA and other regulators. Any significant change in the standards prescribed by regulators may have a significant impact on the profitability and financial position of AMP. At the present time, no such changes are anticipated. AMP carries more capital than currently required by APRA (see section 5.3.3), giving it the opportunity to withstand some increases in regulatory capital without requiring additional capital.

The Financial Services Reform Act commenced in March 2002 with an extended transition period. It extends the consumer protection measures applying to the sale and ongoing servicing of life and general insurance, superannuation, managed investments and bank deposits. Increased transparency of fees and high standards for advice associated with sales and ongoing servicing apply, with more specific rights for consumers to seek compensation for inappropriate presale disclosure or mis-selling by planners. AMP has upgraded its risk and compliance management systems as a result.

As AMP has one of the largest financial planning groups in Australia, significant changes in government policy or legislation in relation to the sale and ongoing servicing

of life and general insurance, superannuation, managed investments and bank deposits may fundamentally impact AMP's strategy and operating performance.

(h) Operational risk

Exposure to unexpected financial and reputational losses arising from the way in which AMP conducts its business operations, including its computer systems, people, planners, manual processes, service providers, outsourcing of the management and supply of its information technology infrastructure and any material litigation or regulatory action determined against AMP, may have an adverse effect on the earnings and the assets of AMP.

The financial statements of AMP (see section 5) contain provisions for some of these risks and generally disclose certain identified contingent liabilities in accordance with applicable accounting standards. Given the inherent uncertainty in predicting the outcome of events that may occur in the future, there can be no assurance that such provisions or disclosure adequately address all outcomes that may arise in the future.

While many of these risks are mitigated through appropriate preventative controls (for example, corporate and business unit policies, standardised processes, and the operation of administratively pervasive computer systems) as well as detective controls (for example the reporting, investigation and monitoring of unusual events by management), some risk will always remain.

(i) Foreign exchange risk

Foreign exchange risk is the risk of AMP sustaining loss through adverse movements in exchange rates. Such losses can impact both AMP's reported earnings and the maintenance of statutory ratios. From an operational perspective, AMP faces exposure to foreign exchange risks through direct foreign income and expenses, the settlement of foreign currency denominated assets and liabilities and the earnings of non-Australian subsidiaries.

From a financial perspective, the Directors intend that AMP will retain the majority of the Pounds Sterling and other non-Australian dollar denominated debt currently held by AMP before the Demerger. At present, these debt instruments are maintained in Pounds Sterling or swapped to Pounds Sterling and hedged against AMP's operations in the United Kingdom. AMP will enter into hedges to minimise the foreign exchange risk which is expected to arise on these debt instruments and swaps as a result of the Demerger.

(j) Interest rate risk

Interest rate risk is the risk of loss arising from the mismatch of interest repricing events relating to interest bearing corporate liabilities and interest bearing assets held as part of the corporate liquidity portfolio. A similar interest rate risk applies in relation to the mismatch of interest repricing events relating to the AMP Banking portfolio.

Interest rate risk is also a significant component of risk for AMP Life, particularly in the potential mismatch risk of interest rate movements having a more significant impact on assets than liabilities or vica versa. This is explained further under investment market conditions above.

(k) Funding risk

Funding risk is the risk of one or more of AMP's sources of borrowing being eliminated or of a steep increase in borrowing costs occasioned by either a systemic or a company specific event.

AMP's corporate treasury team manages AMP's portfolio of corporate debt, equity and quasi equity facilities to provide funding for existing business and growth opportunities. In addition, committed standby facilities are maintained for liquidity purposes.

(l) Counterparty credit risk

Counterparty credit risk is the risk that default by a counterparty will result in a financial loss to AMP. Although counterparty credit risk will exist in most parts of AMP, the risk is likely to be greatest in AMP Banking and the AMP Life investment portfolios managed by AMP Capital Investors. AMP Banking has its own credit risk committee and credit policies, delegations and limits. Significant counterparty credit risk may also arise from the reinsurance activities undertaken by the run-off insurance operations. These risks are also managed directly by the business.

AMP Life maintains limits on all credit exposures and measures these regularly as part of its mandate compliance system, reporting any breaches and corrective action. This comprises limits on exposure to a particular grade of credit, and limits on particular counterparties. Exposures to equities are limited by reference to the appropriate market index and a tracking error to control deviations in total, and at a stock level, away from that index. Total exposures (including credit and equity exposures) to any counterparty are regularly monitored and reported to senior management and the Board.

AMP's corporate treasury team oversees counterparty credit risk monitoring activities throughout the organisation.

(m) Loss of personnel

AMP has a large base of qualified and experienced management personnel. AMP's future success will depend on its continued ability to attract and retain highly skilled and qualified personnel. There can be no assurance that key personnel will continue to be employed by, or contracted to, AMP or that AMP will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse impact on AMP's business. To assist the retention of key employees over the Demerger process, AMP has entered into Restructure and Employee Retention Arrangements with key employees integral to either the Demerger or business as usual activity for those parts of AMP's businesses significantly impacted by the Demerger. These arrangements are discussed in section 4.6.3(a).

(n) Uncertainty in outstanding claims liabilities and policy liabilities

AMP maintains liabilities in respect of outstanding claims and unexpired insurance exposures, for its discontinued general insurance and reinsurance businesses. The outstanding claims liability comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims. The assessment of these liabilities requires estimates of future premium and claims incidence, amounts and development, taxation, inflation and other economic factors, reinsurance and other recoveries and doubtful debt experience. The liabilities are discounted to their net

present value as at the balance date, and a risk margin is added to increase the probability that the liability is adequately provided.

Although AMP maintains and undertakes regular actuarial reviews of its claims and liabilities to ensure an appropriately high probability of sufficiency, the assessment of these liabilities is an inherently uncertain process. In addition, unexpected events can give rise to a need to make additional provisions. As a result, these liabilities may prove to be inadequate. This may result in a material adverse impact on AMP's profitability and financial position.

AMP also maintains liabilities for future policy benefits and unpaid claims in its life insurance business. The calculation of policy liabilities depends on estimates of expected future revenue and expenses. These estimates are based on actuarial and statistical projections made on the basis of the facts and circumstances known at a given time, estimates of likely future trends such as mortality, morbidity and persistency, and assumptions about future investment returns, expenses and inflation rates. Although AMP maintains policy liabilities in excess of those based on best-estimate assumptions, actual results and conditions may be different from those assumed, resulting in the amounts of those liabilities being less than adequate.

As a result of the inherent uncertainties in assessing outstanding claims liabilities and policy liabilities, there can be no certainty that the ultimate costs will not materially exceed those supported by the amounts of AMP's calculated liabilities. This may result in a material adverse impact on AMP's profitability and financial position.

(o) Contingent liability for disposed businesses

In recent years, the AMP Group has disposed of a number of businesses and portfolios to third parties. Typically, the sale agreements for these disposals provide for warranties and indemnification for specified periods in relation to certain matters concerning the businesses and portfolios disposed. While AMP has no knowledge that it has any liability under these warranty and indemnification arrangements (which is not appropriately provided for), the possibility of liability may arise and any such liability may be material.

4.9 Risk management framework

AMP is exposed to the risk of unexpected financial and reputational loss from the way it conducts its business operations. To mitigate this risk, AMP has established a risk and assurance framework, which aims to:

- assist management to discharge its corporate and legal responsibilities; and
- assure management and the Board that the framework is effective.

Management is responsible for managing risk.

4.9.1 Committees

The Board Audit and Compliance Committee and two management committees (comprising the Risk Committee and the Asset Liability Committee) have the prime responsibility for AMP's risk management framework. The role of the Board Audit and Compliance Committee is described in section 4.6.1.

The Risk Committee (comprising the Chief Financial Officer, the Corporate Risk Executive and the risk executives of each business unit) is an executive management committee that supports and challenges risk management in AMP. All material risk areas are in the committee's scope. Assisted by a dedicated Risk Executive, its role is to constructively challenge the business to demonstrate that risks have been identified, prioritised and addressed appropriately. The committee supports management in fulfilling their responsibility for maintaining an effective control environment that complies with laws, regulations and internal policies.

The Asset Liability Committee (which includes the following members of the Senior Management Team - the Chief Executive Officer, the Chief Financial Officer, the Managing Director of each business unit and the General Manager, Strategy and Development) is an executive management committee formed to support the effective management of AMP's balance sheet within the delegations from the Board. Its role is to set the shareholder fund mandate, to set financial (including credit) risk limits and monitor compliance within those limits, to approve funding and capital transfers, to review the appointed actuary's proposals that affect shareholder funds and to refer potentially sensitive investments or structures to the AMP Board.

In addition to AMP's committees described above, there are similar, discrete Board Audit and Compliance Committees and similar risk processes for each other major entity, including AMP Life, AMP Banking and Gordian.

4.9.2 Derivatives

AMP uses derivative instruments as:

- a means of hedging against the impact of market movements on the value of assets in the portfolio;
- a means of effecting a change in the asset mix of the portfolio, so as to reduce or eliminate risks and to enhance yields while protecting against adverse outcomes; and
- a substitute for physical exposures.

Derivatives are not used to leverage risk or gear portfolios.

(a) AMP Life

A range of derivative strategies are in place within AMP Life statutory funds largely for the protection of policyholder funds, with a lesser effect on shareholders' funds. For example:

- equity exposures are protected through a series of equity options and futures contracts with a range of maturity dates and exercise prices;
- interest rate futures, options and swaps are used to manage the asset mix and risk profile of fixed and floating rate investments; and
- foreign exchange positions hedge foreign currency exposures back to Australian dollars.

It is estimated that the use of derivatives in these portfolios reduces the amount of risk capital necessary to be held to protect against adverse investment market movements by approximately 20% (based on AMP's risk capital model with a 95% confidence level).

These positions change regularly in the normal course of trading as the asset manager seeks to obtain the desired asset mix and bond portfolio durations across a range of portfolios in all statutory funds.

The use of derivatives is controlled by the Investment Management Agreement ("IMA"), which defines limits on the use of derivatives in particular portfolios, and the Risk Management Strategy ("RMS"), which sets out the AMP Life Board's objectives and policies in the use of derivatives. AMP Life has ongoing monitoring and reporting processes, as well as periodic internal audit procedures and external audit arrangements to ensure it complies with and appropriately monitors the effectiveness of the RMS.

(b) Corporate office

In addition to investment activity described above, corporate office uses derivatives to manage the interest rate and foreign exchange risks arising from corporate borrowings. The main objectives for permitting the use of derivatives are to:

- improve the overall efficiency of financial risk management in terms of reduced volatility in interest expense and reduced repricing risk; and
- stabilise the interest cover ratio.

It is estimated that the use of derivatives in shareholder corporate portfolios reduces the amount of risk capital necessary to be held to protect against adverse investment market movements, by approximately 35% (based on AMP's risk capital model with a 95% confidence level).

4.9.3 Business Continuity and Disaster Recovery Program

AMP has recently reviewed and updated its Business Continuity and Disaster Recovery Program in Australia and New Zealand. The implementation of this program is currently underway and is in compliance with current legislation. This will enable AMP to better manage its exposure to business continuity related risk.

4.9.4 Internal audit

As part of its risk management framework, AMP has established an independent and objective internal audit function which is accountable directly to the Board Audit and Compliance Committee. The internal audit function has a mandate to provide independent and objective assurance on the effectiveness of risk management and governance processes, including identifying areas of operational weakness in the AMP Group. In addition, further management processes exist to ensure that once identified, significant operational issues are effectively and promptly resolved.

AMP operates in an administratively complex and highly regulated environment. It aims to meet all of its regulatory obligations and operates under a risk management framework that promotes this. Despite this, from time to time there have been breakdowns in internal controls and compliance processes which required rectification. The governance framework around controls was reviewed in 2002 and as a result a number of changes are being implemented across the AMP Group which are intended to improve the detection of control failures and their rectification. AMP is committed, through this framework, to the continual improvement of internal controls and its compliance culture, policy and processes.

4.10 Litigation

AMP is involved in various claims and law suits incidental to the ordinary course of its business, including claims for damages and commercial disputes relating to its products and services.

As at the date of this document, the following is a summary of the more significant litigation matters against corporate entities that will be part of AMP after the Demerger.

4.10.1 WCI

In June 2002, legal proceedings were commenced by Notesan Pty Ltd and Rodney Hudspeth ("the Plaintiffs") in a United States Federal Court in Portland, Oregon against AMP Life, AMP Henderson Global Investors Limited ("AMPHGI") and several current and former officers of AMP and its subsidiaries (collectively, "the AMP defendants"). The Plaintiffs allege, among other things, that the AMP defendants breached duties owed to the Plaintiffs arising out of alleged agreements with the AMP defendants and fiduciary duties owed to the Plaintiffs as a result of AMP Life's 90% shareholding in a private capital investment (with respect to which AMPHGI served as investment adviser). The Plaintiffs and their affiliate were 10% shareholders in this investment.

In January 2003, AMP Life filed a separate action in a United States State Court in Oregon against the Plaintiffs and others involved in the management of the company in which AMP Life had invested. AMP Life's claims include breach of fiduciary duty, negligent misrepresentation, fraud and breach of relevant securities laws.

Both proceedings are at an early stage and it is not possible to predict the ultimate outcome. The amounts in dispute in both actions are substantial. AMP is vigorously defending the proceedings brought against it. The claim is disclosed in AMP's financial statements as a contingent liability.

4.10.2 IndAsia

AMP Investment Services Pty Ltd, as trustee of the AMP Private Capital Trust No. 9 ("AMPPCT") is an investor in the AMP-IndAsia India Fund LLC ("the Fund"). International Finance Corporation ("IFC") and Capital International Asia CDPQ Inc are co-investors in the Fund. The Fund is managed by AMP-IndAsia Fund Advisors (Mauritius) Limited ("the Fund Manager"), a joint venture between AMP Private Capital Ltd (now called Henderson Private Capital Pty Ltd ("HPC")) and IndAsia Global Advisors Limited ("IndAsia").

Due to a change in portfolio allocations to Asian private equity funds, in November 2002, AMPPCT sought to wind up the Fund in accordance with the Fund's constitution. That procedure required the three co-investors to pass a special resolution. IFC did not agree to pass the special resolution and, accordingly, the Fund was not wound up. However, IndAsia subsequently alleged that AMPPCT had not merely proposed that the Fund be wound up but that it had withdrawn its capital commitment to the Fund and had terminated the Fund and consequently the Joint Venture Agreement. AMPPCT's position (and that of HPC) is that it has at all times acted in accordance with its contractual obligations and that it has not wrongfully terminated the Fund.

In January 2003, IndAsia commenced arbitration against HPC alleging the matters set out above. AMPPCT is not a party to the arbitration. HPC is defending the claim. There has been an unsuccessful attempt to resolve the dispute through mediation. Damages sought by IndAsia in the arbitration exceed US$30 million. It is too early to assess the extent (if any) of HPC's potential liability.

4.10.3 *AMP Overseas Investment*

As part of the AMP Society demutualisation process, the AMP (UK) Plc shares held by AMP Overseas Investment Ltd ("AMPOI") (a New Zealand subsidiary of AMP Life Limited) were transferred to AMP Society. AMPOI had earlier obtained a private binding ruling from the Inland Revenue Department ("IRD") that the transfer would attract no tax liability.

The IRD has since considered that the ruling may not apply to the transfer and has issued a Notice of Proposed Adjustment ("NOPA") to AMPOI's tax liability for an amount of approximately NZ$125 million. AMPOI considers the ruling was properly made and cannot be revoked. AMPOI has commenced proceedings against the IRD in the High Court of New Zealand seeking a declaration to this effect.

Resolution of the legal proceedings is likely to take some time, and at this stage it is too early to predict the ultimate outcome.

4.10.4 *Stanbroke*

The Australian Agricultural Company ("AAC") commenced proceedings in the Federal Court on 18 September 2003 against AMP Life and AMP Henderson Global Investors Limited ("AHGI"), a wholly owned subsidiary of AMP, seeking to restrain AHGI from completing the sale of Stanbroke Pastoral Pty Ltd ("Stanbroke") to Nebo Holdings and Investments Pty Limited ("Nebo") and also seeking damages against AHGI for loss of opportunity for profit and costs incurred in participating in the tender process.

AAC's application for an interim order restraining completion of the sale to Nebo was not successful. AAC's claim for damages against AHGI for misleading conduct in respect of the tender process is still on foot.

AAC has stated that it will be giving further consideration to prosecution of its damages claim once it has considered the judgement of Justice Sackville dismissing its application for an injunction. AHGI will continue to defend the proceedings if they are further prosecuted by AAC.

4.10.5 *Other*

Legal advisers to Mr Paul Batchelor, the former Chief Executive Officer of AMP, have indicated that Mr Batchelor proposes to commence legal proceedings against AMP in relation to the termination of his employment in September 2002. AMP does not consider that the amount of any claim for compensation brought against it by Mr Batchelor would be material to AMP's financial position or financial performance. No legal proceedings have so far commenced.

5 Financial information on AMP after the Demerger

5.1 Pro-forma historical information for AMP after the Demerger

5.1.1 Basis of preparation

The pro-forma historical information in this section of the document is derived from the pro-forma special purpose financial report set out in section 13.2, the annual and half year financial reports of AMP, the annual and half year Investor Reports of AMP and other information prepared by AMP.

The pro-forma historical information relates to AMP together with entities which will be controlled by AMP following the Demerger. The pro-forma historical financial information should be read in conjunction with the pro-forma special purpose financial report, as set out in section 13.2, which has been reviewed by the Independent Accountant.

The pro-forma historical financial information provided in this section for the AMP Group after the Demerger includes:

- pro-forma results of operations for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 as set out in sections 5.1.4 and 5.2; and

- pro-forma statement of financial position as at 30 June 2003 as set out in section 5.3.1.

Acquired entities have been included in the pro-forma results from the date of acquisition. Operations which have been terminated or disposed of since 1 January 2000 are excluded from the pro-forma results.

The pro-forma results of operations have been presented to the level of profit after tax before corporate borrowing costs. The AMP Group after the Demerger will comprise different assets, liabilities and entities than the AMP Group as it is currently constituted and will operate under a different corporate structure with different gearing and related tax profiles than was the case during the periods presented. Accordingly, AMP does not believe that the reporting of historical corporate borrowing costs and related income tax and cashflows would be meaningful or appropriate. This information has therefore been excluded from the pro-forma historical financial information. Income tax on the results of operations (other than corporate borrowings) is reflected in the pro-forma results.

The pro-forma financial information does not purport to represent what the results of operations would have been if the AMP Group had operated on a stand-alone basis during the historical periods presented, nor to project the results for any future period.

5.1.2 Reconciliation from actual to pro-forma results

The table below sets out a reconciliation between profit after tax before corporate borrowing costs in the pro-forma special purpose financial report (which reflects the AMP Group after the Demerger) and profit after tax in AMP Group's audited financial reports for the years ended 31 December 2000, 2001 and 2002, reviewed but unaudited half year financial report for the 6 months ended 30 June 2002 and audited half year financial report for the 6 months ended 30 June 2003. Pro-forma adjustments are made to the historical financial information to adjust for the Demerger, material terminated or disposed activities and to exclude the impact of certain non-recurring items. The Board believes that these pro-forma adjustments enable a meaningful analysis of the underlying financial performance of the AMP Group after the Demerger.

$m (All amounts are after tax)	FY00	FY01	FY02	1H02	1H03
Total AMP Group profit/(loss) after tax (before the Demerger)	1,152	690	(896)	303	(2,159)
Less: HHG Group (profit)/loss after tax	(579)	(430)	601	(256)	2,473
AMP Group profit/(loss) after tax	**573**	**260**	**(295)**	**47**	**314**
Add: Corporate borrowing costs[1]	161	133	126	51	70
AMP Group profit/(loss) after tax before corporate borrowing costs	**734**	**393**	**(169)**	**98**	**384**
Pro-forma adjustments					
Terminated/disposed activities					
- (profits)/losses on termination/disposal [2]	(20)	175	49	58	31
- writeoffs of terminated/disposed activities[3]	79	-	220	-	-
- trading (profits)/losses [4]	(38)	17	5	2	(23)
Asset writedowns/(revaluations) [5]	-	-	142	-	(250)
Restructuring costs [6]	-	-	86	-	96
Superannuation contributions[7]	-	-	-	-	31
Other [8]	(27)	(20)	28	(1)	21
Pro-forma AMP Group (after the Demerger) profit after tax before corporate borrowing costs	**728**	**565**	**361**	**157**	**290**

Notes:

1. Corporate borrowing costs include charges relating to all debt used by AMP to finance its investments in controlled entities. It does not include interest on operational debt used directly by the business units.
2. Profits/losses on termination or disposal of activities primarily relate to AMP Capital Investors property trusts (loss of $39 million), Cogent adjustment to 2002 loss (profit of $11 million) and AMP Banking activities (loss of $3 million) during the first half of 2003, transfers between AMP Group and HHG Group relating to Cogent (loss of $36 million) and HGI Jersey and its subsidiaries (loss of $22 million) during the first half of 2002, Cogent (loss of $37 million), HGI Jersey and its subsidiaries (loss of $22 million) and private client business (profit of $8 million) in 2002, the general insurance business (loss of $183 million) in 2001 and the AFS administration business (profit of $20 million) in 2000.
3. Writeoffs of terminated or disposed activities represent writeoffs booked on businesses terminated or disposed of in subsequent periods. The 2002 writeoff relates to GIO Finance (part of AMP Banking) ($121 million) and AMP Japan ($99 million). The 2000 writeoff relates to the general insurance business.
4. Trading results of terminated or disposed activities relate to:

$m	FY00	FY01	FY02	1H02	1H03
Disposed AMP Banking activities	18	28	7	1	(15)
AMP International development activities	10	16	10	6	-
General insurance business	(61)	(23)	-	-	-
AMP Capital Investor activities transferred to HHG	-	-	(11)	(3)	(8)
Cogent	(5)	(4)	(1)	(2)	-
Total	**(38)**	**17**	**5**	**2**	**(23)**

5. Asset revaluations during the first half of 2003 related to distribution subsidiaries of AFS. The revaluations were made consistent with AASB1038 requirements. Asset writedowns in 2002 relate to Gordian ($108 million) and Asian operations ($34 million). The writedowns were made following a review of the valuation of key controlled entities in light of challenging investment market conditions and changes in business strategy.
6. Restructuring costs during the first half of 2003 relate to Demerger costs. Restructuring costs in 2002 relate to AFS, AMP Capital Investors and corporate office and comprise redundancy costs, professional fees, provisions for onerous contracts and writeoffs of capital expenditure arising out of new strategic initiatives implemented across the business.
7. Superannuation contributions during the first half of 2003 represent additional employer contributions, over and above normal contributions, to the AMP Officers' Provident Fund in accordance with its funding requirements.
8. Other primarily relates to the reversal of share options issued to UK employees and the exclusion of the Pearl minority interest previously held by the AMP Group.

5.1.3 Key profit drivers

Following the Demerger, AMP Group will comprise corporate office and the following businesses:

- AMP Financial Services;

- AMP Capital Investors; and
- Cobalt/Gordian.

In each of the AMP Group's operating businesses, profit consists of operating margins and investment income on shareholder capital.

(a) Operating margins – AMP Financial Services

AFS operating margins are primarily driven by:

- the volume and mix of in-force business which itself is dependent on previous periods' new business volumes and persistency;
- the margin between product fees and actual expense and claims costs;
- the performance of investment markets;
- expectations of long term future economic and demographic experience;
- regulation;
- changes in the cost base; and
- taxation.

These drivers are, in turn, impacted by a range of factors including the general level of economic activity, the actions of competitors and investment/savings propensities.

Margin on Services is the method prescribed for calculating policyholder liabilities of the life businesses of Australian companies. Under MoS, operating margins are equivalent to profit margins released, experience profits or losses and capitalised losses and reversals. A detailed description of MoS is set out in note 1 of section 13.2.

AMP Shareholders are entitled to up to 20% of the profit arising from AMP Life participating policies and all of the profit from AMP Life non-participating policies. As many life insurance policies are long term, with premium payments spread over 10 years or more, the profits from these products are earned over the term of the policy.

(b) Operating margins – AMP Capital Investors

AMP Capital Investors operating margins are primarily driven by:

- the size and mix of assets under management;
- the margin between product fees and actual expenses;
- investment performance of products relative to competitors and market indices;
- the performance of investment markets;
- expectations of long term future economic and demographic experience;
- changes in the cost base; and
- taxation.

AMP Capital Investors management fees (and AFS unit linked product fees) are typically based on a percentage of assets under management. The actual percentage varies with the nature of the underlying assets.

(c) *Operating margins – Cobalt/Gordian*

Cobalt/Gordian operating margins are driven by the release of risk margins and the adequacy of net discounted outstanding claims and expense provisions. The rate of release of risk margins is determined by the speed of claims settlement and the containment of risk.

(d) Investment income on shareholder capital

Investment income on shareholder capital includes the interest, dividends, rents and realised and unrealised capital gains and losses (less income tax and asset management expenses) earned on shareholder capital allocated to different businesses and excess capital held at corporate office. The investment income on shareholder capital attributable to business units, described in this section as underlying investment income, has been normalised to bring greater consistency to the results and to eliminate the distorting impact of short term market volatility on underlying performance. As part of the normalisation process, underlying returns are set at risk premiums/discounts over the long term average Australian government bond rate. The excess or shortfall between underlying investment income and actual investment income is disclosed separately as the investment income market adjustment in corporate office (see definition of "underlying investment income" in section 15).

The three principal drivers of investment income are:

- asset mix – the combination of asset classes that comprise the total investment portfolio;
- the performance of investment markets; and
- capital movements.

5.1.4 Consolidated pro-forma financial performance

AMP Group's pro-forma results of operations by segment for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
AMP Financial Services	342	368	329	189	172
AMP Capital Investors	79	85	95	44	34
BU operating margins	**421**	**453**	**424**	**233**	**206**
Cobalt/Gordian	(56)	103	49	23	27
Corporate office costs	(74)	(47)	(26)	(18)	(19)
Operating margins	**291**	**509**	**447**	**238**	**214**
Underlying investment income[2]	199	199	215	91	94
Underlying contribution	**490**	**708**	**662**	**329**	**308**
Investment income market adjustment	251	(97)	(256)	(149)	2
Goodwill amortisation	(13)	(46)	(45)	(23)	(20)
Pro-forma net profit after tax before corporate borrowing costs	**728**	**565**	**361**	**157**	**290**
Capital allocated					
Net assets	4,643	5,607	4,639	5,643	5,188
Intangibles	764	807	666	737	839
Total invested capital[1]	**5,407**	**6,414**	**5,305**	**6,380**	**6,027**
Ratios					
RoIC – underlying	10.1%	12.0%	11.3%	10.3%	10.9%
RoIC	15.0%	9.6%	6.2%	4.9%	10.2%
Investment markets					
ASX 200	3206	3422	3007	3216	3027
Australian 10 year bond yield	5.47%	6.01%	5.16%	6.06%	5.00%

Notes:

1. Total invested capital for FY00, FY01, FY02 and 1H02 represents capital allocated in AMP Investor Reports to the operations of the AMP Group after the Demerger for the periods specified. An adjustment has been made to exclude the capital related to the general insurance and Cogent businesses. Total invested capital for 1H03 is based on the pro-forma capital structure outlined in section 5.3.1. Total invested capital for FY02 and 1H03 includes eliminations for inter business unit holdings of $75 million and $125 million respectively.
2. Underlying investment income for the AMP Group includes underlying investment income for each of the business units and corporate office and an elimination for preference dividends received from an AFS investment in HHG. These preference dividends are included as investment income in AFS but for AMP Group pro-forma purposes are excluded from the historical results. These dividends amounted to $86 million, $81 million, $69 million, $35 million and $11 million in FY00, FY01, FY02, 1H02 and 1H03 respectively.

(a) Commentary on results for the six months ended 30 June 2003

Pro-forma net profit after tax for the 6 months ended 30 June 2003 increased by $133 million, or 85%, to $290 million compared with the first half of 2002 primarily due to:

- a $154 million increase in investment income reflecting a slight improvement in equity markets compared to a 6% decline in the first half of 2002 and an increased exposure to fixed income securities; partly offset by

- a $27 million reduction in business unit operating margins primarily reflecting reduced bond yields in AFS and lower assets under management in AMP Capital Investors.

Total invested capital for the 6 months ended 30 June 2003 increased by $722 million, or 14%, to $6,027 million primarily due to $1,192 million of new share capital raised through the institutional capital raising in May 2003, the share purchase plan in July 2003 (treated as a pro-forma adjustment as outlined in section 5.3.1) and the $250 million increase in the market value of AFS distribution subsidiaries partly offset by the

investment of some of the proceeds of the institutional capital raising in the HHG Group as part of the pro-forma adjustments outlined in section 5.3.1.

(b) Commentary on results for the 12 months ended 31 December 2002

Pro-forma net profit after tax before corporate borrowing costs for the 12 months ended 31 December 2002 decreased by $204 million, or 36%, to $361 million primarily due to:

- a $143 million reduction in investment income reflecting a 12% downturn in local equity markets and further weakness in global equity markets; and

- a reduction in Cobalt/Gordian operating margins following provision releases in 2001.

Total invested capital for the 12 months ended 31 December 2002 decreased by $1,109 million, or 17%, to $5,305 million primarily due to capital reduction strategies in AFS and intangible asset writedowns in Cobalt/Gordian.

(c) Commentary on results for the 12 months ended 31 December 2001

Pro-forma net profit after tax before corporate borrowing costs for the 12 months ended 31 December 2001 decreased by $163 million, or 22%, to $565 million primarily due to:

- a $348 million reduction in investment income (investment income in 2000 included profits from the sale of Westpac and Colonial securities which were not repeated in 2001); partially offset by

- a $159 million increase in Cobalt/Gordian operating margins reflecting provision movements as more information became available concerning the extent of liabilities in the run-off portfolios.

Total invested capital for the 12 months ended 31 December 2001 increased by $1,007 million, or 19%, to $6,414 million primarily due to retained profits, new share capital issued through share plans and movements in corporate office and Cobalt/Gordian capital following the sale of AMP's general insurance operations.

The financial performance of each business unit is discussed in detail in section 5.2.

5.2 Management discussion and analysis of financial results

In this section, all references to measures of financial performance (including profit margins, operating margins, underlying operating profit after tax) are references to pro-forma measures unless specifically stated otherwise.

5.2.1 AMP Financial Services

The pro-forma results of the AFS business unit for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Components of Profit and Loss					
Profit margins released	296	306	239	136	114
Profit margins – other operations	31	64	98	52	61
Profit margins – AMP Banking	(12)	(4)	(8)	(5)	2
Total profit margins	**315**	**366**	**329**	**183**	**177**
Experience profits	23	2	-	6	(6)
Capitalised loss reversals	4	-	-	-	1
Operating margins	**342**	**368**	**329**	**189**	**172**
Underlying investment income	258	234	221	113	96
Underlying operating profit after tax	**600**	**602**	**550**	**302**	**268**
Capital allocated					
Net assets	3,610	3,927	3,192	3,365	3,137
Intangibles	540	507	495	490	735
Total invested capital (exc AMP Banking)	**4,150**	**4,434**	**3,687**	**3,855**	**3,872**
AMP Banking – ongoing activities	102	166	199	165	193
Total invested capital[1]	**4,252**	**4,600**	**3,886**	**4,020**	**4,065**
Ratios					
Cost to income (exc AMP Banking)	46%	43%	43%	41%	40%
Cost to income (inc AMP Banking)	48%	46%	46%	44%	43%
Retention/persistency (exc AMP Banking)	82.0%	83.8%	83.8%	84.8%	82.5%
RoIC (exc AMP Banking)	14.5%	14.1%	13.7%	14.8%	14.1%
RoIC (inc AMP Banking)	13.8%	13.6%	13.0%	14.0%	13.5%
RoBUE (exc AMP Banking)	16.7%	16.1%	15.7%	16.8%	16.8%
RoBUE (inc AMP Banking)	15.8%	15.4%	14.7%	15.8%	16.0%
New business by distribution channel[2,4]					
AMP Financial Planning (AMPFP)	6,836	7,081	5,931	2,876	2,375
Hillross	959	1,000	1,117	528	486
3rd Party Distributors	876	1,034	888	463	350
Corporate Superannuation	403	547	780	460	204
Customer Communications Centre	117	196	157	68	84
Total Australia	9,191	9,858	8,873	4,395	3,499
New Zealand	645	680	495	238	195
Total new business (exc AMP Banking)	**9,836**	**10,538**	**9,368**	**4,633**	**3,694**
AMP Banking – new business mortgages	666	1,086	1,665	739	910
AMP Banking – new business deposits	450	392	1,184	542	251

$m	FY00	FY01	FY02	1H02	1H03
Net product cashflows[2]					
Australian contemporary					
Corporate superannuation	242	413	770	422	244
Savings & retirement	2,341	2,674	1,485	915	101
Advice based distribution products[3]	478	494	512	242	108
Risk	113	139	157	55	69
Total Australian contemporary	3,174	3,720	2,924	1,634	522
Matured/closed	(1,707)	(1,301)	(1,709)	(744)	(991)
Total Australia	1,467	2,419	1,215	890	(469)
NZ contemporary (inc corporate)	154	183	(47)	(14)	(70)
Total product cashflows (exc AMP Banking)	**1,621**	**2,602**	**1,168**	**876**	**(539)**
AMP Banking - increase in mortgages	85	641	759	400	438
AMP Banking - increase/(decrease) in deposits	347	246	397	363	(180)
Equity backing ratios (%)					
Statutory Fund 1 (policyholder)	57	53	44	48	41
Shareholder capital (all statutory funds)	37	38	37	36	22

Notes:
1. Total invested capital for AFS (excluding AMP Banking) represents capital allocated in AMP Investor Reports for the periods specified adjusted to reflect capital attributable to current operations of AFS (excluding AMP Banking) in each period. Capital allocated to AMP Banking relates only to ongoing activities. Capital allocated to AMP Banking activities which were sold in 1H03 has been allocated to the corporate office.
2. New business and product cashflows represent amounts included in AMP Investor Reports for the periods specified. No adjustment has been made to the aggregate amounts; however, FY00, FY01, FY02 and 1H02 balances have been reclassified to reflect the current business line structure.
3. Advice based distribution products include Portfolio Care – externally manufactured products earning platform fees.
4. A multiplier of 10 has been used to convert annual premium on risk products in each of the distribution channels to new business.

(a) Commentary on results for the six months ended 30 June 2003

Underlying operating profit after tax decreased by $34 million, or 11% to $268 million compared to 1H02. The following items contributed to this result.

- Total profit margins remained relatively stable at $177 million.
- Profit margins released decreased by $22 million primarily due to lower bond yields.
- Profit margins for other operations increased by $9 million primarily due to reductions in controllable costs partially offset by lower business volumes which reduced service company profits.
- AMP Banking profit margins increased by $7 million to a profit of $2 million primarily due to effective cost management and increased focus on Australian operations following divestment of non-core operations.
- Experience profits decreased by $12 million due to writedowns of unrecovered acquisition costs following higher than anticipated product outflows.
- Underlying investment income decreased by $17 million to $96 million primarily due to lower allocated capital during the period and a lower normalised rate of return.

Total allocated capital increased by $179 million, or 5%, to $4,065 million during the first half of 2003 due to an increase in the market value of AFS distribution subsidiaries of $250 million and profits retained in the business partially offset by a capital release of $200 million from AMP Life statutory funds.

Total new business decreased by $939 million, or 20%, to $3,694 million compared to 1H02 primarily due to negative market sentiment that adversely impacted investment based products. Australian new business decreased by $896 million, or 20%, compared to a 23% decline in gross inflows for the Australian retail funds management industry, as measured by Plan for Life.

Net product cashflows decreased by $1,415 million to a net outflow of $539 million compared to 1H02. This was primarily due to a decrease in Australian contemporary cashflows of $1,112 million, or 68%. The decrease reflects negative investor sentiment that adversely impacted each of the main product lines other than risk, which benefited from increased focus on risk products across the business. This compared favourably with a decrease for the Australian retail managed funds industry of 85%, as measured by Plan for Life.

(b) Commentary on results for the 12 months ended 31 December 2002

Underlying operating profit after tax decreased by $52 million, or 9%, to $550 million. The following items contributed to this result.

- Total profit margins decreased by $37 million to $329 million primarily due to the impact of lower new business volumes and changes in asset-mix, which were only partially offset by ongoing cost reduction initiatives.
- Profit margins released were adversely impacted by:
  - poor investment market performance;
  - reduction in profit margins flowing from changes in underlying asset mix as part of the capital reduction strategy; and
  - decreases in bond yields (FY01 6.1%; FY02 5.2%).
- Profit margins from other operations increased by $34 million to $98 million reflecting ongoing cost reduction initiatives.
- Experience profits amounted to nil as a result of good mortality experience and favourable tax treatments, offset by a decrease in the risk component of corporate superannuation results.
- Underlying investment income decreased by $13 million to $221 million primarily due to a reduction in allocated capital.

Total allocated capital decreased by $714 million, or 16%, to $3,886 million reflecting the successful implementation of capital reduction strategies which involved a reduction in risk and a consequent release of $971 million predominantly from AMP Life statutory funds partly offset by falls in equity values and bond yields. This resulted in lower underlying investment income and lower operating margins caused by product closures and the change in asset mix.

Total new business decreased by $1,170 million, or 11%, to $9,368 million due to poor investor sentiment following lower investment returns and higher market volatility.

Despite the downturn, Corporate Superannuation new business increased by 43% following several successful tenders. Australian new business decreased by $985 million, or 10%, compared to a 5% decline in gross inflows for the Australian retail funds management industry, as measured by Plan for Life.

Net product cashflows decreased by $1,434 million, or 55%, to $1,168 million primarily due to the general deterioration in market conditions following a record performance in 2001. Australian contemporary cashflows decreased by $796 million, or 21% reflecting in part, the closure of capital guaranteed investment options. This compared with a decrease for the Australian retail managed funds industry of 37%, as measured by Plan for Life.

(c) Commentary on results for the 12 months ended 31 December 2001

Underlying operating profit after tax increased by $2 million to $602 million. The following items contributed to this result.

- Total profit margins increased by $51 million to $366 million primarily due to cost reductions, increased sales volumes (as indicated by net product inflows) and reduced AMP Banking losses due to growth in mortgage and deposit business.

- Profit margins released increased primarily as a result of improved bond yields (FY00 5.5%; FY01 6.1%).

- Profit margins from other operations increased by $33 million to $64 million reflecting ongoing cost reductions and increased revenues from underlying sales growth.

- Negligible experience profits emerged as a result of the combination of good mortality experience, favourable tax decisions and beneficial investment returns, offset by poor disability experience and a loss on HIH securities.

- Experience profits in 2000 were abnormally high mainly due to non-recurring profits on the GIO book.

- Underlying investment income decreased by $24 million to $234 million primarily due to lower normalised investment yields partly offset by an increase in allocated capital.

Total allocated capital increased by $348 million, or 8%, to $4,600 million consistent with growth in new business and net product inflows and moderate investment returns.

Total new business increased by $702 million, or 7%, to $10,538 million reflecting improved levels of new business across each distribution channel. The increase was primarily due to growth in the overall market, supplemented by the introduction of a revised planner incentive scheme. Australian new business increased by $667 million, or 7%, compared to a 15% increase in gross inflows for the Australian retail managed funds industry, as measured by Plan for Life.

Net product cashflows increased by $981 million, or 61%, to $2,602 million. This was primarily due to an increase in Australian contemporary cashflows of $546 million, or 17%. The increase reflected revised planner incentives and the introduction of new retention initiatives. This compared with an increase for the Australian retail managed funds industry of 2%, as measured by Plan for Life.

5.2.2 AMP Financial Services - embedded value and value of new business

(a) Introduction

Notice: For the purposes of section 5.2.2 only, references to AFS are references to AFS excluding AMP Banking. No embedded value or value of new business calculations have been prepared for AMP Banking.

An embedded value is an actuarial calculation of the economic value of the shareholder capital in the business and the profits expected to emerge from the business in-force. The value of new business is a similar actuarial calculation in respect of the value of business written over a particular period. AMP has published these values, as determined by its actuaries, in respect of AFS for a number of years in its Investor Reports. The 30 June 2003 values calculated using a range of discount rates as published in the half year 2003 Investor Report are set out below.

The Consulting Actuary has also been asked to provide opinions as to the embedded value and value of new business as at 30 June 2003 for the Australasian operations of AFS under two valuation approaches - traditional and market-consistent.

The key difference between the traditional and market-consistent approaches is in the way risk is allowed for in the valuation. The traditional approach allows for risks and uncertainty in a relatively simple way, primarily through the choice of the rate used to discount expected profits and supporting capital, as it emerges in the future, back to the present. Market-consistent approaches allow explicitly for market-related risks by valuing them in a manner that is consistent with the pricing of similar risks in financial markets. In particular, they explicitly value the costs of options and guarantees that are embedded in policyholder contracts.

The Consulting Actuary's report (see section 14) discusses the nature of traditional and market-consistent approaches and sets out embedded value results under each approach. It also provides commentary on the differences between values, as well as on differences between the value under the traditional approach and AMP's own results as shown below.

(b) AMP's traditional embedded value and value of new business reported for AFS as at 30 June 2003

AMP's 30 June 2003 traditional embedded value for AFS based on a range of discount rates as determined by AMP Life's appointed actuary and published in the 1H03 Investor Report are set out below. The table shows traditional embedded and new business values for the businesses of AFS:

- AMP Life funds and allocated shareholder capital;
- business support operations, being the value of the AFS contribution to service companies; and
- other businesses allocated to AFS.

Risk discount rates are based on long term Australian government bond yields (5.1% per annum as at 30 June 2003) plus an additional discount margin. Future investment earnings and inflation assumptions are based on long term Australian and New Zealand government bond yields and do not vary with discount margin.

Assumptions used are consistent with the best estimate assumptions used in calculating MoS policy liabilities as at 30 June 2003.

	Discount Margin			
	3%	4%	5%	6%
Embedded value at 30 June 2003	**6,050**	**5,810**	**5,596**	**5,405**
Embedded value comprises:				
Adjusted net assets[1]	1,514	1,514	1,514	1,514
Value of in-force business[2]	4,536	4,296	4,082	3,891
Embedded value by major entity				
AMP Life	5,010	4,819	4,649	4,497
Business support operations[3]	880	834	793	757
Other businesses[4]	160	157	154	151
Value of new business				
2003 first half	100	88	76	66
Value of new business by major entity - 1H03				
AMP Life	62	52	42	34
Business support operations[3]	33	31	29	28
Other businesses[4]	5	5	5	4
Value of franking credits - 70% of full value (included above)				
Value of in-force business[2]	977	936	900	867
Value of new business – 1H03	23	20	19	17

Source: AMP Life Appointed Actuary.

Notes:

1. Adjusted net assets primarily represent shareholder net assets in excess of capital adequacy requirements at face value.
2. Value of in-force business includes:
   - the value to shareholders of future distributions of profits (net of tax) from the business in-force;
   - shareholder net assets backing regulatory requirements at a discount to the expected time of release, face value is $1,570 million; and
   - the value of Australian franking credits at 70% of full value.
3. The embedded value and value of new business of business support operations is based on those service company revenue and expenses which are allocated to AFS.
4. Other businesses include unit trust, wrap and master trust business and distribution companies, but excludes AMP Banking and Ergo (shareholder net assets $53 million) which was reported as part of AMP Banking in the 1H03 Investor Report but which now forms part of AFS.

Further details of the MoS assumptions used in calculating this embedded value are outlined in note 20 of section 13.2. As all of the business of AFS is valued using projection methods, with the exception of some minor lines of business which are considered immaterial for modeling purposes, these assumptions apply to all businesses. Other assumptions not described in that note are described below.

- Unit acquisition costs are based on actual acquisition expenses for 1H03.
- Business support operations. The value placed on business support operations is equivalent to the incremental embedded value and value of new business that would result from projecting the value of expected profits arising from the business support operations, ignoring potential unit cost improvements arising after 2003.
- The benefit of the 1999 Review of Business Taxation relief on certain management fees received before 1 July 2005 has been allowed for in both the embedded value and value of new business as at 30 June 2003. Future value of new business calculations will be adversely impacted as 1 July 2005 approaches,

at which time, the impact will be fully reflected. The impact on the value of new business will not be material.

- No allowance has been made for the potential positive impact of AMP's intention to form a consolidated group for tax purposes in the future (see section 5.6).

5.2.3 AMP Capital Investors

The pro-forma results of AMP Capital Investors business unit for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Components of Profit and Loss					
Fee income	321	316	289	149	128
Management expenses	(205)	(199)	(177)	(86)	(79)
Income tax	(37)	(32)	(17)	(19)	(15)
Operating margin	**79**	**85**	**95**	**44**	**34**
Underlying investment income	1	1	6	2	4
Underlying operating profit after tax	**80**	**86**	**101**	**46**	**38**
Capital allocated					
Net assets	132	136	121	178	161
Intangibles	260	175	171	170	104
Total invested capital[1]	**392**	**311**	**292**	**348**	**265**
Ratios					
Cost to income	64%	63%	60%	57%	59%
RoIC	21.6%	24.5%	33.5%	27.9%	27.3%
RoBUE	80.0%	64.2%	78.6%	58.6%	53.9%
Product cashflows[1]					
Institutional	(603)	1,102	(2,282)	(2,052)	(696)
$bn					
Assets under management by line of business[1]					
Internal	52.5	50.9	46.4	48.4	45.6
External	24.0	26.1	24.1	24.7	24.8
Total assets under management	**76.5**	**77.0**	**70.5**	**73.1**	**70.4**
Assets under management by asset class[1]					
Australian equities	58.8[2]	21.3	19.0	20.3	19.2
International equities	-[2]	10.7	9.0	9.8	8.9
Fixed interest	-[2]	28.1	26.5	27.0	26.1
Property[3]	13.2	12.9	13.5	13.5	13.7
Private capital	4.5	4.0	2.5	2.5	2.5
Total assets under management	**76.5**	**77.0**	**70.5**	**73.1**	**70.4**
Summary of AUM movements					
Opening assets under management	76.3	76.5	77.0	77.0	70.5
Net sales	(3.9)	(1.9)	(5.3)	(3.5)	(1.8)
Market movements	4.1	2.4	(1.2)	(0.4)	1.7
Closing assets under management	**76.5**	**77.0**	**70.5**	**73.1**	**70.4**

Notes:
1. Total invested capital, assets under management and product cashflows represent amounts attributable to AMP Capital Investors, reported as part of Henderson Global Investors, in AMP Investor Reports for the period specified. No adjustments have been made to these amounts.
2. Assets under management - Australian equities for 2000 include international equities and fixed interest.
3. As at 30 June 2003, property includes $4.2 billion relating to four listed property trusts, which are no longer managed by AMP Capital Investors.

(a) Commentary on results for the six months ended 30 June 2003

Underlying operating profit after tax decreased by $8 million, or 17%, to $38 million compared to 1H02. The following items contributed to this result.

- Fee income decreased by $21 million to $128 million primarily due to the decline in assets under management relative to 1H02, a slight deterioration in margins due to changes in underlying asset mix and a repricing of management fees for the four listed property trusts.

- Management expenses decreased by $7 million to $79 million primarily due to cost reduction initiatives instigated as a result of lower fee income.

- Income tax decreased by $4 million to $15 million consistent with the decrease in pre-tax profitability.

Total allocated capital decreased by $27 million during the first half of 2003 primarily reflecting the loss on asset sales amounting to $39 million (see note 2 in section 5.1.2).

Assets under management remained relatively stable during the first half of 2003 reflecting net product outflows largely offset by the recovery in investment markets. The decrease during the first half of 2002 reflected continued outflows of internal mature business and further deterioration in equity markets.

Net institutional product outflows decreased by $1,356 million to $696 million compared with 1H02. This reflected strong inflows in the Future Directions products and new sales from the Japanese distribution channel.

(b) Commentary on results for the 12 months ended 31 December 2002

Underlying operating profit after tax increased by $15 million, or 17%, to $101 million. The following items contributed to this result.

- Fee income decreased by $27 million to $289 million primarily due to the reduction in assets under management noted below and competitive pressures which resulted in decreases in percentage based management fees. In addition, transaction fees were lower than 2001 due to a strategic decision to scale back the activities of the structured finance business.

- Management expenses decreased by $22 million to $177 million primarily due to the continuation of cost management and efficiency initiatives implemented in 2001 resulting in a decrease in staff numbers.

- Income tax decreased by $15 million to $17 million primarily due to cash payments received for capital losses transferred to other entities in the AMP Group.

Total allocated capital decreased by $19 million, or 6% to $292 million principally due to dividend payments in excess of profits for the period.

Assets under management decreased by $6.5 billion, or 8%, to $70.5 billion reflecting adverse market movements, ongoing internal outflows on mature products and an increase in net institutional cash outflows. This compared to a 2% decrease for the Australian managed funds industry, as measured by Rainmaker Roundup.

Net institutional product cashflows decreased by $3,384 million to a net outflow of $2,282 million primarily reflecting a $1,195 million outflow from a short term New Zealand government mandate secured in 2001 and adverse investor sentiment following the downturn in investment markets.

(c) Commentary on results for the 12 months ended 31 December 2001

Underlying operating profit after tax increased by $6 million, or 8%, to $86 million. The following items contributed to this result.

- Fee income decreased by $5 million to $316 million primarily due to favourable performance fees earned on the exit of certain large private capital assets in 2000 which did not recur at similar levels in 2001.

- Management expenses decreased by $6 million to $199 million primarily due to a reduction in marketing expenditure following the Olympics in 2000 and cost containment initiatives introduced toward the end of the year.

- Income tax decreased by $5 million to $32 million primarily due to a reduction in corporation tax rates.

Total allocated capital decreased by $81 million, or 21%, to $311 million principally due to a writedown in goodwill attributable to activities acquired from GIO.

Assets under management remained relatively stable reflecting the net institutional cash inflows noted below and growth in assets under management consistent with Australian equity market movements largely offset by internal outflows following the sale of AMP's general insurance operations and internal outflows from mature products. This compared to a 9% increase for the Australian managed funds industry, as measured by Rainmaker Roundup.

Net institutional product inflows increased by $1,705 million to a net inflow of $1,102 million primarily due to a $2,652 million inflow from a short term New Zealand government superannuation fund partially offset by the termination of a $1,349 million cash mandate for another client.

5.2.4 Cobalt/Gordian

The pro-forma results of the Cobalt/Gordian business unit for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Gross written premium	115	123	51	4	(20)
Reinsurance premium	(124)	(43)	(28)	(12)	(1)
Change in unearned premium reserve	319	11	18	15	17
Net earned premium	**310**	**91**	**41**	**7**	**(4)**
Claims expense	(1,249)	(422)	(274)	48	182
Reinsurance recoveries	333	122	268	50	(6)
Net claims	**(916)**	**(300)**	**(6)**	**98**	**176**
Net expenses	(60)	(79)	(45)	(20)	(22)
Investment income on technical reserves	565	373	51	(63)	(120)
Adjusted underwriting profit	**(101)**	**85**	**41**	**22**	**30**
Income tax	45	18	8	1	(3)
Operating margin	**(56)**	**103**	**49**	**23**	**27**
Investment income on shareholder capital	7	36	26	(7)	(13)
Operating profit after tax	**(49)**	**139**	**75**	**16**	**14**
Capital allocated					
Net assets	557	715	762	669	725
Intangibles	22	188	-	108	-
Total invested capital[1]	**579**	**903**	**762**	**777**	**725**

Note:

1. Total invested capital represents amounts attributable to Cobalt/Gordian, reported as part of Discontinuing Businesses, in AMP Investor Reports for the period specified. No adjustments have been made to these amounts.

Cobalt/Gordian comprises closed reinsurance and general (or direct) insurance portfolios. The reinsurance portfolios contain exposures denominated in US dollars and Pounds Sterling. In the above analysis, net claims include the unwinding of the outstanding claims discount and the impact of exchange rate movements. The investment return on assets supporting the claims provision and related exchange movements are included in investment income on technical reserves. It is the relative relationship between net claims and investment income on technical reserves, and the release of risk margins that is relevant to assessing the performance of the business.

(a) Commentary on results for the six months ended 30 June 2003

Operating profit after tax decreased by $2 million, or 13%, to $14 million compared to 1H02. The following items contributed to this result.

- Operating margins increased by $4 million to $27 million, reflecting continued favourable run-off of the portfolios consistent with prior periods. A large loss on a Gordian financial risk policy following an adverse court decision negatively impacted results but this was offset by a partial release of provisions held in corporate office for this and other such uncertainties.

- Investment losses increased by $6 million to $13 million primarily due to exchange losses on foreign currency assets used to support the Gordian reinsurance business which were only partially offset by foreign currency hedges held by the corporate office. These losses arose because of the stronger Australian dollar.

Total allocated capital decreased by $37 million, or 5%, to $725 million during the first half of 2003 primarily due to the losses in Gordian. The profit from the release of the corporate office provisions and foreign exchange hedges did not impact allocated capital.

(b) Commentary on results for the 12 months ended 31 December 2002

Operating profit after tax decreased by $64 million, or 46%, to $75 million. The following items contributed to this result.

- Operating margins decreased by $54 million to $49 million primarily due to the large provision releases in 2001 which were not repeated in 2002 partly offset by the release of risk margins.

- Investment income on shareholder capital decreased by $10 million to $26 million, primarily due to a reduction in allocated capital and a stronger Australian dollar.

Total allocated capital decreased by $141 million, or 16%, to $762 million primarily due to the sale of the general insurance joint ventures and intangible asset writedowns.

(c) Commentary on results for the 12 months ended 31 December 2001

Operating profit after tax increased by $188 million to a profit of $139 million. The following items contributed to this result.

- Operating margins increased by $159 million to $103 million reflecting a release of claims provisions as more information became available on the full extent of exposures across all portfolios and profits on the reinsurance run-off business partly offset by specific reserve strengthening in the direct portfolios.

- Investment income on shareholder capital increased by $29 million to $36 million primarily due to the increase in allocated capital and enhanced yields.

Total allocated capital increased by $324 million, or 56%, to $903 million primarily due to $334 million of general insurance capital allocated to the business, relating to general insurance and joint venture businesses retained following the sale of AMP's general insurance operations.

5.2.5 Corporate office

The pro-forma results of corporate office for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Corporate office costs not recovered from business units	(74)	(47)	(26)	(18)	(19)
Underlying investment income – corporate office[1]	19	9	31	18	18
Investment income market adjustment	251	(97)	(256)	(149)	2
Goodwill amortisation	(13)	(46)	(45)	(23)	(20)
Capital allocated					
Net assets	184	600	440	1,235	1,097
Total invested capital – corporate office	**184**	**600**	**440**	**1,235**	**1,097**

Note:
1. Underlying investment income represents income attributed to corporate office allocated capital.

(a) Commentary on results for the six months ended 30 June 2003

Corporate office costs not recovered from business units increased by $1 million, or 6%, to $19 million compared to 1H02. Both 1H03 and 1H02 reflect releases of provisions no longer required.

Underlying investment income remained stable at $18 million primarily reflecting changes in asset mix offset by movements in underlying allocated capital during the period. The high levels of allocated capital at period end, did not significantly impact investment returns in corporate office.

Investment income market adjustment increased by $151 million to a profit of $2 million primarily reflecting a slight recovery in Australian equity markets in the first half of 2003 compared with a 6% decrease in the first half of 2002 and a change in underlying asset mix with a reduced equity exposure.

Total invested capital increased by $657 million to $1,097 million during the first half of 2003 primarily due to new share capital raised through the institutional capital raising in May 2003 and the share purchase plan in July 2003 partly offset by the investment of some of the proceeds of these capital raisings in the HHG Group (see sections 5.3.1 and 7.3.1 for an outline of pro-forma adjustments at 30 June 2003).

(b) Commentary on results for the 12 months ended 31 December 2002

Corporate office costs not recovered from business units decreased by $21 million, or 45%, to $26 million primarily due to the release of provisions no longer required, lower levels of integration costs, tax benefits realised at the corporate office level and the movement of some functions into the business units. Costs in 2H02 were significantly lower than 1H02 due to the tax benefits which were recognised at year end.

Underlying investment income increased by $22 million to $31 million primarily reflecting higher levels of allocated capital during the period.

Investment income market adjustment decreased by $159 million to a loss of $256 million primarily as a result of lower domestic and international equity markets, which were only partially offset by the impact of lower domestic bond yields.

Total invested capital decreased by $160 million to $440 million primarily reflecting dividends and transfers to operating business units.

(c) Commentary on results for the 12 months ended 31 December 2001

Corporate office costs not recovered from business units decreased by $27 million, or 36%, to $47 million primarily due to lower project expenses.

Underlying investment income decreased by $10 million to $9 million primarily reflecting lower levels of allocated capital during FY01 which only increased toward the end of the financial year.

Investment income market adjustment decreased by $348 million to a loss of $97 million primarily due to the profits realised from the sale of Westpac and Colonial securities in 2000 and lower international equity markets in 2001 only partially offset by gains on the Australian stock market.

Goodwill amortisation increased from $13 million to $46 million due to the transfer of GIO Personal Investment Services Ltd to AMP Life at the beginning of 2001 as part of the integration of GIO entities following their full acquisition in December 1999.

Total invested capital increased by $416 million to $600 million primarily reflecting new capital received from share plans and transfers into corporate office following the sale of AMP's general insurance operations.

5.3 Pro-forma statement of financial position at 30 June 2003

5.3.1 Basis of preparation

AMP Group's pro-forma statement of financial position as at 30 June 2003 is set out below. The pro-forma statement has been derived from AMP Group's audited half year financial report as at 30 June 2003 after excluding assets and liabilities relating to HHG Group. Pro-forma adjustments have also been made to these amounts to reflect:

- capital raised through the July 2003 share purchase plan;
- the recapitalisation of HHG prior to Demerger;
- the proposed redemption of the RPS from the proceeds of the AMP Rights Offer;
- scheduled debt repayments ($98 million) together with an additional $600 million debt restructuring expected to take place prior to 31 December 2003;
- the retention of an approximate 15% interest in HHG (see section 1.7);
- the Capital Adjustment; and
- transaction costs of the Demerger.

Details of these pro-forma adjustments are outlined in note 2 of section 13.2.

Pro-forma statement of financial position

	As at 30 June 2003 $m
Assets	
Cash at bank and on deposit	1,016
Receivables	2,732
Equity securities	23,270
Investment in HHG	480
Debt securities	24,731
Property	9,664
Other investments	695
Operating assets	116
Deferred tax assets	325
Other assets	464
Intangible assets	565
Excess of market value over net assets of controlled entities	288
Total assets	**64,346**
Liabilities	
Payables	2,174
Current tax liabilities	236
Unearned premiums	56
Outstanding claims	2,126
Provisions	562
Deferred tax liabilities	540
Borrowings[1]	4,519
Life insurance policy liabilities	46,400
Subordinated debt[1]	1,845
Total liabilities	**58,458**
Net assets	**5,888**
Equity attributable to shareholders	
Share capital	5,373
Capital reserve	510
Foreign currency translation reserve	(8)
Accumulated losses[2]	(8)
Capital loss reserve[3]	(2,467)
Total equity attributable to ordinary shareholders	**3,400**
Other equity	
Other outside equity interests in controlled entities	2,488
Total other equity	**2,488**
Total equity	**5,888**

Summary of pro-forma shareholder capital resources

Total equity attributable to ordinary shareholders	3,400

Hybrid equity (Reset Preferred Securities)	-
Total equity attributable to ordinary shareholders plus hybrid equity	**3,400**
Corporate debt[1]	2,627
Total shareholder capital resources	**6,027**

Notes:
1. Details of corporate debt are set out in detail in section 5.3.2. Corporate borrowings are included in the pro-forma statement of financial position as part of borrowings ($880 million) and subordinated debt ($1,747 million). Other borrowings and subordinated debt represents operational debt used to fund the operations of subsidiaries (see definitions in section 15). Further details of borrowings and subordinated debt are set out in notes 15 and 16 of section 13.2.
2. Accumulated losses do not include the 2H03 forecast profit or the interim declared dividend.
3. The capital loss reserve represents the loss arising on Demerger. It reflects the difference between the carrying value of the HHG Group in AMP's consolidated financial statements immediately prior to Demerger and prior to any internal restructure in HHG and a Directors' valuation of HHG. The final loss on Demerger in AMP Group's consolidated financial statements at 31 December 2003, which will be reflected through the consolidated statement of financial performance, will be dependent on the market value of HHG at the Effective Date. Further details of the loss on Demerger are set out in section 5.4.1.

5.3.2 Corporate hybrid, debt and standby facilities

At 30 June 2003, the AMP Group had the following corporate hybrid and debt facilities:

Issue type	Actual	Pro-forma	Maturity	Issuer	Capital rank
RPS	$1,150m	-	Undated	AMP Henderson Global Investors Limited as responsible entity of the AMP Reset Preferred Securities Trust	Tier 1
Income Securities	$1,240m	$1,240m	Undated	AMP Group Finance Services Limited	Lower Tier 2
Subordinated Eurobonds	£165m	£165m	6 Aug 2019	AMP Group Finance Services Limited	Lower Tier 2
Subordinated Eurobonds	£130m	£130m	23 Aug 2022	AMP Group Finance Services Limited	Lower Tier 2
Senior Euro MTN	£160m	£160m	17 Nov 2010	AMP (UK) Finance Services plc	Debt
Senior Euro MTN[1]	£40m	-	17 Nov 2003	AMP (UK) Finance Services plc	Debt
Senior Euro MTN	Euro 511m	Euro 511m	27 Nov 2008	AMP (UK) Finance Services plc	Debt
Debt restructure[2]	-	($600m)			
Total[3]	**$4,475m**	**$2,627m**			

Notes:
1. The £40 million senior Euro MTN is scheduled to be repaid prior to the Demerger. This repayment has been reflected in the pro-forma statement of financial position in section 5.3.1.
2. As noted below and in section 3.4.7, AMP currently intends to restructure $600 million of existing debt facilities prior to 31 December 2003. The nature and allocation of this restructure has yet to be determined.
3. Total corporate hybrid and debt in the 1H03 Investor Report including the RPS, amounted to $4,497 million, $22 million of which representing £9 million in UK facilities, is retained by the HHG Group. Non-Australian dollar amounts have been translated at the applicable rate at 30 June 2003 to arrive at the total corporate debt amount.

As part of the Demerger process, the AMP Group intends to undertake a restructuring of its outstanding hybrid and debt instruments to achieve a more efficient capital structure as set out below.

- Reset Preferred Securities - AMP proposes to redeem the RPS for cash following the Effective Date using the proceeds of the AMP Rights Offer. Further details of this proposal are set out in sections 3.4.1 and 3.4.2.

- Income Securities - the Income Securities will remain outstanding and their terms will not be changed as a result of the Demerger. As noted in section 3.4.4, AMP is considering a

number of options to ensure that the tax deductibility of interest payments on the Income Securities is maintained.

- Subordinated Eurobonds and senior Euro MTNs – AMP currently intends to apply a portion of the May 2003 $1.7 billion capital raising to the restructure of some of its outstanding senior and subordinated debt, comprising senior ranking Euro medium term notes and subordinated eurobonds, subject to achieving satisfactory pricing and maintaining appropriate levels of liquidity. Further details of this restructure are set out in section 3.4.7.

AMP Group Holdings Limited through its subsidiaries, AMP (UK) Finance Services plc and AMP Group Finance Services Limited, and AMP Bank Limited have traditionally maintained standby facilities with major banks to support borrowings in the short term debt markets. As at 30 June 2003, AMP Group Holdings Limited and AMP Bank Limited had £450 million and $275 million of standby facilities respectively.

All standby facilities will need to be renegotiated and restructured as part of the Demerger process. It is expected that the magnitude of the standby facilities after the Demerger will be significantly lower than the 30 June 2003 position reflecting the reduced requirement of both the AMP Group generally and AMP Bank Limited to access short term debt markets.

All the above securities and standby facilities (with the exception of those of AMP Bank Limited) are guaranteed by AMP Group Holdings Limited.

5.3.3 Regulatory capital

AMP and its principal operating subsidiaries are, and after the Demerger will continue to be, regulated by APRA. The Prudential Capital Standards established by APRA require AMP to maintain certain minimum capital requirements based on the nature of AMP's operations and its underlying policyholder and client obligations. At an AMP Group level, APRA has established a two-tier system for categorising capital instruments which can be used to discharge minimum capital requirements.

Tier 1 or core capital comprises capital elements which:

- provide a permanent and unrestricted commitment of funds;
- are freely available to absorb losses;
- do not impose any unavoidable servicing charge against earnings; and
- rank behind the claims of depositors and other creditors in the event of winding up.

Tier 1 capital includes:

- paid up ordinary shares;
- general reserves;
- retained earnings;
- current year's earnings net of expected dividends and tax expenses;
- minority interests arising from consolidation of Tier 1 capital of subsidiaries; and
- non-cumulative irredeemable preference shares and other instruments approved by APRA (in the case of AMP, its Reset Preferred Securities).

Tier 2 or supplementary capital includes elements which fall short of the quality of Tier 1 capital but nonetheless contribute to the overall strength of the entity as a going concern, including asset revaluation reserves, general provisions for doubtful debts as well as, if approved by APRA:

- cumulative irredeemable or limited life redeemable preference shares;
- mandatory convertible notes;
- subordinated debt; and
- permanent hybrid capital instruments.

APRA places restrictions on the mix of Tier 1 and Tier 2 securities both in terms of absolute capital and in terms of servicing obligations.

The following pro-forma statements of regulatory capital and shareholder capital invested have been prepared based on the pro-forma capital structure outlined in section 5.3.1.

Pro-forma statement of AMP Group regulatory capital

Capital employed by regulatory class[1]	As at 30 June 2003		
$m	**Net assets**	**Intangibles**	**Total capital**
Equity attributable to ordinary shareholders	2,561	839	**3,400**
Allowable hybrid Tier 1 instruments	-	-	-
Tier 1	2,561	839	**3,400**
Allowable Upper Tier 2 instruments	-	-	-
Allowable Lower Tier 2 instruments[2]	1,281	-	**1,281**
Tier 2	1,281	-	**1,281**
Total regulatory capital (Tier 1 + Tier 2)	**3,842**	**839**	**4,681**
Non-allowable hybrid instruments	464	-	**464**
Senior debt	882	-	**882**
Total shareholder capital resources	**5,188**	**839**	**6,027**

Notes:
1. Regulatory classes are as described by APRA regulations.
2. Allowable Lower Tier 2 instruments comprise Income Securities and subordinated bonds.

Pro-forma statement of shareholder capital invested

Notional allocation	As at 30 June 2003			
$m	**Minimum regulatory requirements[1]**	**Net assets**	**Intangibles**	**Total capital**
AMP Financial Services	1,623	3,330	735	4,065
AMP Life Statutory Funds	*1,464*	*2,971*	-	*2,971*
AFS other	*30*	*166*	*735*	*901*
AMP Banking	*129*	*193*	-	*193*
AMP Capital Investors	75	161	104	265
Cobalt/Gordian	392	725	-	725
Corporate office	4	1,097	-	1,097
Inter business unit holding[2]	-	(125)	-	(125)
Total shareholder capital resources	**2,094**	**5,188**	**839**	**6,027**

Notes:
1. Represents tangible shareholder capital required to meet minimum prescribed regulatory requirements. For the AMP Life Statutory Funds this is net of $852 million of regulatory requirements met by policyholder capital.
2. The inter business unit holding relates to loans from Cobalt/Gordian to corporate office that are an admissible asset of Cobalt/Gordian.

The above table should not be used to measure the regulatory capital position of individual entities or business units, but provides an indication of the regulatory capital position of the AMP Group.

(a) AMP Financial Services

AMP Life undertakes the majority of business for AFS and is regulated by APRA. APRA determines the basis for establishing the minimum level of regulatory capital required to support the business written by AMP Life. The minimum level of regulatory capital is calculated on a product by product basis and, as at 30 June 2003, the capital available to AMP Life Statutory Funds exceeded policyholder liabilities and the minimum regulatory capital by $1.5 billion. AMP Life elects to carry a substantial amount of capital above minimum regulatory capital requirements such that the likelihood of breaching this minimum, in any one year, is approximately 2%.

The two main risks to AMP Life's capital position are equity market falls and falls in 10 year bond yields. The former reduces the assets available to cover the liabilities and the latter increases the liabilities as measured under APRA's regulatory capital requirements.

At 30 June 2003, AMP Life statutory funds held excess available capital, which equates to a margin of $1.5 billion above regulatory requirements. This means that should significant falls in equity markets and/or 10 year bond yields occur relative to 30 June 2003 levels, regulatory requirements would continue to be met. It is also notable in this context that the regulatory requirements themselves are designed to ensure coverage against yet further extreme adverse conditions.

Based on the position at 30 June 2003, a 100 basis points decrease in 10 year Australian government bond yields reduces the excess available capital above regulatory capital requirements by an estimated $420 million (all other things being equal), while a 10% fall in the All Ordinaries index reduces the excess available capital above regulatory capital requirements by an estimated $250 million (all other things being equal). In the event of significant adverse market based events, management has contingency plans in place to further limit the regulatory capital requirements, to provide additional protective security for policyholder funds. From time to time, AMP Life changes its asset mix, resulting in changes to the level of required capital, operating margins and embedded value.

AFS' other minimum regulatory requirements at 30 June 2003, amounting to $159 million, primarily relate to AMP Banking. AMP Banking requirements are determined in accordance with APRA Prudential Standards. The primary driver of the minimum level of required capital is risk weighted assets.

(b) AMP Capital Investors

AMP Capital Investors' capital requirements are determined by its Australian Financial Services Licence which has been granted by ASIC (and will take effect on 1 January 2004 when AMP Capital Investors' current dealer's licence will expire). The licence specifies a fixed minimum net asset requirement, a minimum surplus liquid funds requirement and a cash needs requirement. The amount in the table above is based on these minimum requirements together with net assets which are deemed inadmissible for ASIC's purposes.

(c) Cobalt/Gordian

Cobalt/Gordian's minimum capital requirements are determined in accordance with APRA Prudential Standards. The primary drivers of this minimum level of required capital are the size and profile of assets and liabilities.

5.4 Pro-forma forecast financial information for year ending 31 December 2003 for AMP after the Demerger

5.4.1 Introduction

The forecast financial information for the year ending 31 December 2003 has been prepared in accordance with AGAAP by AMP for use in this document. Subject to the continuous disclosure requirements imposed on publicly listed companies, neither AMP as it is currently constituted nor AMP after the Demerger intends to update this information or to publish forecast financial information in the future.

The forecast financial information for the year ending 31 December 2003 shown below, relates to the continuing businesses that will comprise the AMP Group following the Demerger. Operations that were sold during the six months ended 30 June 2003 and the operations of the HHG Group are therefore excluded from the forecast financial information. The forecast financial information incorporates the pro-forma historical financial information for the 6 months ended 30 June 2003 that relates to the operations and activities of the AMP Group after the Demerger. A summary of the adjustments made in arriving at the pro-forma historical financial information for the 6 months ended 30 June 2003 is set out in section 5.1.2.

The forecast financial information is presented as a range of operating profit after tax. However, the actual results for the AMP Group for the year ending 31 December 2003 will be substantially different from the forecast information presented. This reflects the fact that in addition to the limitations and uncertainties relating to forecasts noted below, actual results will include the results of the HHG Group for the period from 1 January 2003 to the Effective Date, the impact of the pro-forma adjustments in section 5.1.2, restructure and transaction costs and profit on disposal of listed property trusts during the six months ended 31 December 2003 and the loss on Demerger based on the market value of HHG. With the exception of the results of the HHG Group, estimates of these items are included in the reconciliation from the pro-forma forecast net profit after tax to the underlying forecast net profit after tax of the AMP Group after the Demerger for the year ending 31 December 2003 as shown below.

The forecast financial information was prepared based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions which are expected to take place, including the key assumptions set out below. The forecast financial information was prepared on the basis of currently available estimates, including estimates as to investment returns, asset mix in the mature book, sales volumes, assets under management, persistency levels and costs during the remainder of the year ending 31 December 2003. The forecast is significantly impacted by investment return assumptions and a forecast range has been provided to reflect, in part, the volatility that surrounds investment returns.

AMP believes it has used due care and attention in the preparation of this forecast financial information and considers the assumptions to be reasonable when viewed as a whole. However, this information is not fact and undue reliance should not be placed on the forecast financial information.

The forecast financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the forecast financial information, are by their very nature subject to significant uncertainties and contingencies, many of which will be outside the control of the AMP Group and are not predictable on a reliable basis. Accordingly, neither the AMP Group nor any other person (including the Directors) can give any assurance that the forecast financial information will be achieved.

The forecast financial information should be read in conjunction with the key assumptions in section 5.4.2, the sensitivity analysis in section 5.5, the risk factors described in section 4.8 and other information contained in this document. A report on forecast financial information by the

Independent Accountant, Ernst & Young Transaction Advisory Services, is set out in section 13.4.

Pro-forma forecast financial information for the year ending 31 December 2003

$m (All amounts are after tax)	Pro-forma historical		Pro-forma forecast 12 months ending 31 December 2003[1]	
	12 months ended 31 December 2002	6 months ended 30 June 2003	Low[2]	High[2]
AMP Financial Services	329	172	347	383
AMP Capital Investors	95	34	63	65
Total BU operating margins	**424**	**206**	**410**	**448**
Cobalt/Gordian	49	27	39	39
Corporate office costs	(26)	(19)	(45)	(45)
Total operating margins[3]	**447**	**214**	**404**	**442**
Underlying investment income	215	94	201	201
Underlying contribution	**662**	**308**	**605**	**643**
Investment income market adjustment	(256)	2	(80)	15
Goodwill amortisation	(45)	(20)	(40)	(40)
Net profit after tax before corporate borrowing costs	**361**	**290**	**485**	**618**
Borrowing costs[4]			(123)	(123)
Net profit after tax			**362**	**495**
Earnings per share - cents (basic)[5]			**23.7**	**32.4**

Notes:
1. The pro-forma forecast for the 12 months ending 31 December 2003 includes the pro-forma results for the 6 months ended 30 June 2003 including each of the pro-forma adjustments set out in section 5.1.2.
2. The low and high forecast range is based on the investment return assumptions set out in section 5.4.2. No other assumptions change between the low and high forecast range.
3. Pro-forma operating margins do not include Demerger transaction costs to be borne by AMP Group amounting to approximately $162 million after tax. An analysis of transaction costs is included in section 2.2.1.
4. Borrowing costs have been calculated based on the cost of corporate debt currently held by the HHG Group to be assumed by the AMP Group from the Effective Date to 31 December 2003 and the cost of other corporate debt for the full year. Borrowing costs do not include the RPS and do not reflect the pro-forma debt structure outlined in sections 5.3.1 and 5.3.2. Details of expected borrowing costs under the pro-forma debt structure are set out in section 5.6.
5. Earnings per share is based on 1,526 million AMP Shares. This represents AMP Shares on issue at 31 August 2003 adjusted for the expected weighted impact of the dividend reinvestment plan on the interim declared dividend. No adjustment has been made for the impact of the AMP Rights Offer.

Reconciliation from pro-forma forecast net profit after tax to underlying forecast net profit after tax of the AMP Group after the Demerger for the year ending 31 December 2003

$m (All amounts are after tax)	Low	High
Pro-forma forecast net profit after tax	**362**	**495**
Reverse pro-forma entries		
Pro-forma adjustments for 6 months ended 30 June 2003[1]	94	94
Include underlying 2H03 assumptions		
Demerger transaction costs[2]	(66)	(66)
Restructure costs[3]	(49)	(49)
AMP Capital Investors listed property trusts profit[4]	23	23
Gains on hedge instruments[5]	22	22
Loss on Demerger	(2,467)	(2,467)
Underlying forecast net loss after tax	**(2,081)**	**(1,948)**
Earnings per share – cents (basic)[6]	**(136.4)**	**(127.7)**

Notes:
1. The pro-forma adjustments for the 6 months ended 30 June 2003 are set out in section 5.1.2.
2. Transaction costs represent the 2H03 component of the AMP Group Demerger costs outlined in section 2.2.1.
3. Restructure costs include expected costs for void space, restructure and employee retention arrangements and directors and officers run-off insurance to be incurred in 2H03.
4. The AMP Capital Investors profit of $23 million represents profit arising on restructuring of property trusts in 2H03. This profit only arises after 30 June 2003 and is in addition to the loss of $39 million that arose during 1H03 (see note 2 section 5.1.2).
5. The gains on hedge instrument represents the expected gain on hedges related to the RPS which will be recognised when the RPS are redeemed. The gains are based on the value of the hedge instruments at 30 September 2003.
6. Earnings per share is based on 1,526 million AMP Shares as indicated in note 5 above.

The loss on Demerger indicated in the table above is based on a Directors' valuation of HHG of £1,300 million (or $3,200 million). In determining this valuation the Directors have considered an independent valuation prepared for HHG. This valuation is based on the financial position of the HHG Group at 30 June 2003 updated to reflect the pro-forma capital adjustments outlined in note 2 of section 13.3. The valuation is based on the 30 June 2003 Australian dollar/Pound Sterling exchange rate of 0.4064 and assumes a willing buyer and a willing seller in an orderly market. This valuation was not prepared to provide an indication of the potential market capitalisation of HHG after the Demerger.

The final loss on Demerger reflected in AMP's consolidated financial report at 31 December 2003 will reflect trading results for 2H03 and exchange rate movements and will be determined by a market based valuation of HHG following the Demerger. This loss will be reflected in the consolidated statement of financial performance. The Directors will determine the market based valuation to be reflected in AMP's consolidated financial statements by reference to the share price of HHG after the Demerger. As the market based valuation will be impacted by the share price of HHG after the Demerger, the final loss on Demerger may be materially different from the estimate provided.

5.4.2 Key assumptions

The forecasts have been determined based on the assumptions listed below.

(a) Forecast range

The forecast range has been determined based on the following investment return assumptions which apply to all business units and investment income:

As at 31 December 2003	Low	High
ASX 200 closing index	2800	3400
Australian 10 year bond yield	5.0%	6.0%

(b) General assumptions

The principal general assumptions on which the forecast range is based are set out below.

- RPS to be redeemed and the AMP Rights Offer to take place as indicated in section 3.4.
- No change in corporate rates of taxation or the rates of taxation applying to the businesses in Australia and New Zealand.
- AMP does not elect to become a consolidated group for Australian tax purposes during 2003.
- No material changes to applicable regulations and legislation which would have a material impact on AMP or the level of regulatory capital required to operate its businesses.
- No material changes in accounting or actuarial standards or concepts.
- No material change in AMP's competitive environment.
- No significant asset or business sales during the remainder of 2003.
- The 2003 interim dividend reinvestment plan is fully underwritten.
- Aside from the loss on Demerger, no further profit or loss arises on the AMP Group's retention of approximately 15% of HHG.

(c) AMP Financial Services

- New business in 2003 to decrease against 2002 but with an improvement in 2H03 on 1H03.
- Persistency levels to decrease marginally during 2003 due to weak investment markets but with no long term impact.
- AFS (excluding AMP Banking) cost base to decrease by at least 15% compared to 2002. Despite expected increased costs for brand, discretionary projects and one-off advisor incentive payments in 2H03, AFS expects its cost base to be less than $520 million, compared with the target of $560 million announced in December 2002.
- AMP Banking profit margins to increase to approximately $7 million, following a loss of $8 million in 2002, reflecting completion of restructuring and increased focus on mortgage and deposit core business.
- Comparable actuarial assumptions and methodologies to those used in the 30 June 2003 half year financial report.
- No material change in facts or circumstances, which would result in an adjustment to provisioning estimates.

(d) AMP Capital Investors

- Operating margin in 2003 to be 33% lower than 2002 primarily due to a return to normal tax expense levels following payments received for tax losses in 2002 (see section 5.2.3), and the loss of income from the listed property trusts in the second half of the year.

- Assets under management to be approximately $68.0 billion by the end of 2003.
- Average management fee rates in 2H03 to remain comparable with 1H03.
- Excluding expenses related to the listed property trusts, operating expenses in 2H03 to remain comparable with 1H03.
- No further loss of material management contracts beyond those announced to the date of this document.

(e) Cobalt/Gordian

- Claims provisions at 30 June 2003 are adequate such that no profit or loss arises from claims payments during 2H03.
- No unexpected settlements or changes in settlement patterns which would impact current reserve levels.
- Risk margins released for 2H03 to be based on 11% of 30 June 2003 risk margins consistent with current actuarial assumptions for claims settlement patterns.
- No further release of corporate provisions held against Cobalt/Gordian exposures other than $25 million released in 1H03.

(f) Corporate office

- No incremental superannuation charges beyond normal contributions and $31 million charge recorded in 1H03.
- Underlying corporate expenses (excluding superannuation) in 2H03 to remain similar to expenses incurred in 1H03 excluding the impact in 1H03 of provisions no longer required.

(g) Investment income on shareholder capital

- No material changes in the mix of managed assets from 30 June 2003, being 28% growth assets and 72% income assets (other than proceeds from the share purchase plan in July 2003 which will be held in income assets) pending the debt restructure of $600 million before 31 December 2003 and the capital injection to and debt assumption from the HHG Group of approximately £1,348 million or $3,456 million at an Australian dollar/Pound Sterling exchange rate of 0.39.
- Investment return assumptions as set out above under the heading Forecast Range.

(h) Borrowing costs

- $600 million of debt restructured and $98 million of debt repaid before 31 December 2003.
- No change in short term interest rates during the remainder of 2003.
- No impact on the financial forecasts of any hedging of the AMP Group's exposure to Pound Sterling denominated debt prior to 31 December 2003.
- Borrowing costs have been calculated based on an Australian dollar/Pound Sterling exchange rate of 0.39.

5.5 Sensitivity analysis

Set out in the tables below is a summary of the sensitivity of the forecast range to variations in a number of key assumptions. While the forecast range only reflects forecast financial information for the 6 months ending 31 December 2003 (the basis of preparation is set out in section 5.4.1), sensitivities have been expressed on an annualised basis. Each sensitivity reflects the estimate of the impact on forecast operating margins (impact would be the same for

forecast profit or loss after tax) of a variation in a key assumption for the full year ending 31 December 2003.

Care should be taken in interpreting these sensitivities. As the forecast range includes 6 months of pro-forma historical financial performance and is influenced by seasonal factors the actual sensitivity of the AMP Group's operating margins for the year ending 31 December 2003 is likely to be significantly less than that implied in the following tables. In addition, the changes in key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be additive, and it is possible that AMP Group would respond to any adverse change in one variable by taking action to minimise the net effect on the results of the AMP Group.

5.5.1 Investment return sensitivity

The forecast range is based on the assumptions for investment returns indicated below. The forecast range assumes no change to any other assumption.

The additional sensitivity analysis should not be regarded as an analysis to which the Board attaches any particular level of confidence as to the potential outcome for the year ending 31 December 2003. This information is provided to AMP Shareholders to assist them in understanding the sensitivity of the forecast range to investment returns. AMP Shareholders should note that investment returns have in the past, and may in the future, fall outside this range of sensitivities.

	Lower Sensitivity	Forecast Range Low	Forecast Range High	Higher Sensitivity
As at 31 December 2003				
ASX 200	2600	2800	3400	3600
Australian 10 year bond yield	4.5%	5.0%	6.0%	6.5%
	$m	**$m**	**$m**	**$m**
Operating profit after income tax[1]				
BU operating margins	397	410	448	461
Investment income	106	121	216	246

Note:
1. AMP's investment portfolio is diversified geographically and across asset classes. The sensitivity analysis provided in this table assumes a uniform change in investment returns across each asset class and investment market. In practice, investment markets are unlikely to behave in a uniform manner.

The table below outlines the impact of other significant sensitivities to forecast operating margins for the year ending 31 December 2003:

Other significant sensitivities ($m)	Impact on forecast operating margin
Assumption	
AMP Financial Services	
+/- 5% sales volumes	+/- 7
+/- 1% persistency levels	+/- 7
+/- 5% Australian contemporary superannuation fees charged to customers for assets under management	+/- 12
AMP Capital Investors	

+/- 10% assets under management	+/- 6
AMP Group +/- 5% controllable costs	-/+ 31

5.6 Outlook beyond 2003

The outlook for the AMP Group and the intended dividend policy for the year ending 31 December 2004 after the Demerger are set out below. This outlook is based on the present strategy of the management of AMP and an assessment of expected economic and operating conditions as at the date of this document. No representation or warranty is given by AMP Group or any other person (including any Director) that the occurrence of the events expressed or implied in the statements below will actually occur. Refer to Important Notices – Forward looking statements at page [10].

5.6.1 Overview

In line with the industry, market conditions have continued to be challenging for AMP's businesses throughout 2003. Market conditions are expected to improve but will remain uncertain going into 2004. Volatile and low growth investment markets and the economic climate are likely to continue to impact on consumer demand and investor confidence.

Nevertheless, the Board believes that the underlying fundamentals of AMP's businesses, together with the emergence of the long term benefits expected to be derived from the Demerger, will result in AMP being well positioned to take advantage of expected improvements in the Australian wealth management market and for it to achieve its strategic objectives. The Board is confident of AMP's prospects for sustained growth in the future.

Subject to investment market conditions, the Board expects profit after income tax to increase in 2004. This will be driven by higher operating margins in AFS and lower corporate office costs, offset in part by lower earnings in AMP Capital Investors due to the loss of the listed property trusts in 2003.

5.6.2 AMP Financial Services

Despite the current market conditions, the Australian wealth management industry is expected to experience long term industry growth driven by an ageing population and a compulsory superannuation contributions regime. However, growth rates may be lower than those achieved over the last decade. The Board expects AFS, as a leading participant in the Australian wealth management industry, to benefit from this growth. However, the industry is also facing increasing pressure on margins and costs driven by greater competition as major competitors seek to secure market position and increasing consumer and regulatory focus on fees and charges.

The Board expects new business volumes for AFS to increase at least at market rates in 2004. This is primarily due to anticipated improved investor sentiment toward AMP, improved planner productivity at AMP Financial Planning and Hillross and product initiatives.

Persistency is expected to be maintained at approximately 2003 levels due to planner retention initiatives and anticipated improved investor sentiment.

AFS expects to continue to reduce its controllable unit costs through improved productivity and automation, and growing assets under management.

Provided market share is maintained, investment markets continue to recover and investor confidence returns, the Board expects AFS profitability to improve in 2004.

5.6.3 AMP Capital Investors

AMP Capital Investors' main source of funds under management is through its longstanding relationship with AFS and accordingly, AMP Capital Investors will be impacted by the same factors that affect AFS (see above). However, AMP Capital Investors' mix of funds is changing over time as AFS mature products run off and as AMP Capital Investors continues to penetrate external retail and wholesale markets.

The Board expects external fund cashflows to AMP Capital Investors to improve from 2003 levels. This is primarily due to improved equity markets and improved investor sentiment relative to 2003. External inflows and market growth are expected to be partially offset by internal fund net outflows as a result of the mature products running off resulting in assets under management increasing slightly over 2003.

In addition, during 2003 AMP Capital Investors exited from the management of all of its listed property trusts. The combined impact of these events will reduce assets under management by $4.2 billion out of a total of $70.4 billion as at 30 June 2003 and the associated annualised profit impact is approximately $16.5 million per annum after tax.

AMP Capital Investors will continue to seek to maintain controllable costs at 2003 levels in real terms; however, due to the reduced overall size of fee income relative to 2003, its cost to income ratio for 2004 is likely to increase.

5.6.4 Cobalt/Gordian

The major source of operating margins for Gordian and TGI is the release of risk margins. The rate of release is determined by the speed of settlement of claims and the containment of risk.

As the size of the run-off portfolios reduces over time, there will be a commensurate reduction in the amount of earnings derived by Cobalt/Gordian. In addition, as the portfolios run off, the longer-tail risks, which remain in the portfolio, require longer to identify and settle which in turn impacts on the financial results of Cobalt/Gordian.

Cobalt/Gordian will continue to apply its focused and multi-disciplined approach to commutations and claims settlement that has delivered results in the past.

The profitability of Cobalt/Gordian is expected to fall in 2004 as a result of these factors.

AMP is currently exploring options to realise value in these operations and to release capital, which can be redeployed to its core operations. These options include sale, reinsurance alternatives or some other form of restructure.

5.6.5 Corporate office

(a) Corporate office costs

In anticipation of the Demerger, restructuring of the AMP corporate office commenced during October 2003 and will continue through to March 2004. As set out in section 4.6.3, the majority of the positions made redundant following the Demerger (approximately 100 employees across the AMP Group) are expected to be in the corporate office. In addition, a number of staff will be transferred between corporate office, AFS and AMP Capital Investors.

As a consequence, it is forecast that corporate office costs not recovered from business units will reduce compared to 2003. Cost recoveries between corporate office and the business units will remain at similar levels to 2003.

(b) Investment income

Assuming no significant movement in investment markets, investment income is forecast to remain largely unchanged from 2003 levels. This reflects the more conservative asset mix now in place, which reduces investment income volatility. The overall level of capital, and hence the amount invested in income earning assets, is dependent on the outcome of asset sales and the application of proceeds and the restructure of debt.

(c) Interest expense

The expected annual after tax interest expense on corporate debt is $135 million, based on the capital and debt structure summarised in sections 5.3.1 and 5.3.2. If AMP undertakes a future restructure of debt securities in 2004, the actual interest charge will be reduced accordingly.

5.6.6 Taxation

The Proposal to Demerge is not expected to result in any material additional tax liability for either AMP or HHG other than the potential interest withholding tax cost for AMP (see section 3.4.7). The transfer of ownership of HHG to AMP Shareholders is expected to give rise to a capital loss for the AMP Group. The taxation implications for AMP Shareholders of the Proposal to Demerge are set out in section 8.

As part of the Australian Review of Business Taxation completed in 1999, changes were made to the taxation of life insurance companies with effect from 1 July 2000 with special transition relief for a five year period. This tax relief, which applies to certain management fees, ceases to apply for fees received after 30 June 2005 and is expected to result in a material increase in the amount of corporate tax paid by AMP. These tax changes apply to all life insurance companies in Australia and are not specific to AMP. To offset the impact of this change on AMP's reported profits after tax (current estimate is $45 million per annum with an initial impact of $20 million-$25 million in 2005), AMP intends to reduce its unit cost base and grow revenue. To the extent AMP pays increased amounts of corporate tax, this will increase the level of franking credits potentially available for distribution to AMP Shareholders (see section 5.2.2).

During 2002, a major change in taxation law was introduced in Australia which provided for Australian resident entities such as AMP which have 100% ownership of other Australian entities to elect to form a consolidated group for tax purposes. The result will be that individual entity tax compliance responsibilities will no longer operate on a stand-alone basis but will be fully integrated into a single group process.

AMP's current intention is to elect to form a consolidated group for tax purposes but it has not yet decided when this will take place. Based on current analysis of the impact of electing for tax consolidation, AMP does not expect there to be any impairment of the overall tax cost base of assets and deferred income tax balances within the AMP Group. A key favourable consequence of tax consolidation will be the ability to aggregate the undistributed franking credits within AMP. AMP expects that an additional benefit from becoming a consolidated group for tax purposes will arise from the restatement of deferred tax balances relating to ordinary participating business. The recurring benefit is expected to be up to $6 million per annum over the next 10 years. There is also expected to be a non-recurring profit, arising on the transition to the new regime, the quantum of which is uncertain but is likely to be in excess of $20 million (see section 5.2.2).

5.6.7 Dividends

The Directors' intended dividend policy for AMP is to distribute approximately 60% of available operating profit after income tax in the form of dividends, with an interim dividend payable in October of each year and a final dividend in April of the following year.

The declaration of dividends is subject to the discretion of the Board. The level of dividends declared by the Board is subject to a number of factors, including the financial results of AMP, the general business and economic environment, ongoing capital requirements, ongoing cash requirements and any other factors the Board may consider relevant.

Dividends are declared by the AMP Board and are paid out of AMP's retained earnings rather than consolidated retained earnings. After allowing for the loss on Demerger (outlined in section 5.4.1) and the declared interim dividend, at 30 June 2003 AMP had retained earnings of approximately $1.3 billion from which dividends could be paid. Aside from exchange rate movements and the potential impact of its approximately 15% interest in HHG, AMP will not be impacted by any further change to the loss on Demerger should the actual market based valuation of HHG differ from the Directors' valuation. Any such change would be reflected in consolidated retained earnings only.

However, the AMP Group (including the HHG Group until the Effective Date) is likely to make a consolidated loss for the year ending 31 December 2003 (see section 5.3.1). The AMP Group will also have consolidated accumulated losses, including the capital loss reserve at 31 December 2003 (see section 5.3.1). Accordingly, AMP will be required under APRA's prudential standards, to seek approval for any future dividends whilst consolidated retained earnings are negative. APRA approval has been obtained for the interim dividend declared on 20 August 2003.

5.7 International Accounting Standards

International Financial Reporting Standards ("IFRS") are to be adopted for all entities reporting under the Corporations Act for financial years commencing on or after 1 January 2005. This will mean that AMP will be required to report under IFRS for the year ending 31 December 2005. As those reporting requirements are not yet mandatory, the pro-forma financial information contained in this section of the document has been prepared under existing reporting requirements (AGAAP).

Certain significant components of the proposed IFRS are yet to be released in relation to insurance contracts. The International Accounting Standards Board ("IASB") has split the insurance contracts requirements into two phases. The IASB has recently issued its exposure draft on Phase I, with an expectation that a standard will be issued in early 2004. This will allow adoption for the 2005 year. Phase I allows for the reporting of those contracts which satisfy the definition of "insurance" to continue to be based on local reporting requirements (in this case existing AGAAP). Reporting of contracts, which do not satisfy the definition, will be subject to other standards, most notably those relating to financial instruments. A significant proportion of the AMP Group's insurance business will not satisfy the definition of "insurance" proposed for Phase I and will therefore cease to be subject to AGAAP reporting requirements. New fair value based reporting requirements for insurance contracts are expected to be introduced under Phase II. An exposure draft on Phase II is unlikely to be issued until the end of 2004, with a planned effective date of 2007 or 2008.

AMP has initiated a project to assess the impact of IFRS on reported results. While this work is still at a preliminary stage, it is possible that a charge to consolidated retained earnings will arise on transition to IFRS. This charge would not be reported as part of the consolidated statement of financial performance. The impact of IFRS on ongoing reported results has not, as yet, been determined.

6 HHG after the Demerger

6.1 Overview of the HHG Group

6.1.1 Introduction

The HHG Group after the Demerger will consist principally of the United Kingdom based businesses of AMP. It will comprise the following portfolio of businesses, providing the HHG Group with a diversified revenue base: Henderson (the HHG Group's investment management business), Life Services (which comprises principally the closed life insurance and pensions books of Pearl Assurance plc ("Pearl"), London Life Limited ("London Life"), National Provident Life Limited ("National Provident Life") and NPI Limited) and a number of other businesses (the "Other Businesses"), the principal ones being Towry Law plc ("Towry Law") and a strategic investment in Virgin Money Group Limited ("Virgin Money"). The HHG Group's core businesses will be based around its investment management franchise in Europe, centred in London, with the Life Services businesses managed from various United Kingdom regional centres.

As at 30 June 2003, the total assets under management of the HHG Group were $170.8 billion (£69.4 billion), of which approximately $67.2 billion (£27.3 billion), or approximately 39%, were the assets of Life Services' life funds.

(a) History

AMP has had a presence in the United Kingdom since 1908, when it opened a United Kingdom branch office. It began its policy of expansion in the United Kingdom in 1989 when its United Kingdom operations merged with the long term insurance business of London Life. This was followed by the acquisition of Pearl in 1989. In 1995, AMP acquired a 50% share in Virgin Direct, which later acquired an exclusive worldwide licence to use the Virgin brand in retail financial services.

In 1998, AMP acquired Henderson plc (known as "Henderson Investors"), further increasing its presence in the United Kingdom and adding significant scale and capabilities to its existing asset management offering in the United Kingdom and Australia. In 1999, it acquired the long term insurance business of National Provident Institution, under a court approved transfer scheme that transferred the existing business to a new company in the AMP Group, National Provident Life. Certain parts of the existing business and future increments were reinsured into another new company in the AMP Group, NPI Limited, which also wrote subsequent new business under the continuing NPI brand. In 2001, AMP acquired both the financial advisory group Towry Law, with the aim of improving the financial planning and distribution capabilities of its United Kingdom operations, and Interactive Investor International, in order to add customers and capability to AMPLE, the online fund supermarket that it had developed inhouse.

AMP began to refocus its United Kingdom businesses on its core activities in 2001, with an emphasis on product distribution. It sold the general insurance business of Pearl, including the right to write new business and renewals of existing business under the Pearl name, to Churchill and entered into an agreement to supply Pearl's customers with Churchill products. The Virgin Direct business merged with virginmoney.com to create Virgin Money and, at the same time, Virgin Money's interest in the Virgin One business was sold to the Royal Bank of Scotland. In 2002, AMP sold Henderson's private client business to Newton Investment Management, and sold Cogent Investment Operations ("Cogent"), its internally developed asset administration business, to BNP Paribas Securities Services.

In July 2002, AMP announced its intention to cease writing new business for most Pearl and London Life with-profits and annuity products. In October 2002, it separated its United Kingdom life insurance and pensions businesses into two divisions: UK Life Services, to manage the closed books of business of Pearl, London Life and National Provident Life; and UK Contemporary, to manage those businesses which were continuing to write new business. During the first six months of 2003, AMP closed the Pearl direct sales force and sold its United Kingdom banking portfolio to Newcastle Building Society. In June 2003, AMP announced that it was closing the UK Contemporary division and that NPI Limited would be effectively closed to new business and would be managed as part of UK Life Services, which was renamed Life Services. At the same time, Pearl and London Life were closed to new business. In the long term, it is HHG's intention to acquire full ownership of AMP Invest plc from Pearl in order to maximize HHG's direct economic exposure to, in particular, Henderson and also to enhance Pearl's regulatory capital position (as Pearl's interest in AMP Invest plc is not currently fully admissible for regulatory purposes).

6.1.2 Overview

(a) Corporate structure

The HHG Group is to be restructured in connection with the Demerger. Following the restructuring, HHG is expected to hold a controlling (between 50% and 60%) interest in AMP Invest plc ("AMP Invest"), which is the parent company of Henderson Global Investors (Holdings) plc. Pearl will hold the remainder of the share capital of AMP Invest, which will be an asset of the shareholders' fund, together with the benefit of a loan of £148 million to AMP Invest, which will be an asset of Pearl's long term fund. Implementation of the restructuring is expected to be completed immediately prior to the Demerger, which is described in sections 3.1 and 10.4. In the long term, it is HHG's intention to acquire full ownership of AMP Invest from Pearl in order to maximise HHG's direct economic exposure to, in particular, Henderson and also to enhance Pearl's regulatory capital position (as Pearl's interest in AMP Invest plc is not currently fully admissible for regulatory purposes).

(b) Henderson

Henderson is a leading investment manager centred in London and operating throughout Europe. It also has operations in North America and Asia. Henderson is one of the top ten United Kingdom domiciled investment managers, based on total global assets under management. Henderson manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property, and also manages the assets of Life Services' life funds. For further information relating to Henderson's ranking as a top ten United Kingdom domiciled investment manager, based on total global assets under management, see "References" in section 6.6.

Henderson Global Investors was formed in 1999. Following AMP's acquisition of Henderson Investors in 1998, it was integrated with AMP's then existing asset management activities in the United Kingdom. In 1999 the Australasian asset management activities of AMP were integrated with Henderson Investors. Upon the Demerger, the Australian and New Zealand investment management operations of Henderson Global Investors will be retained by AMP, while Henderson will form the cornerstone of the HHG Group.

(c) Life Services

Life Services comprises principally the life insurance and pensions books of Pearl, London Life, National Provident Life and NPI Limited, which are effectively closed to new business. Life Services' life funds are expected to run down over many years. As at 30 June 2003, Life Services had approximately five million policies in force and $72.6 billion (£29.5 billion) of assets under management. This included approximately $5.4 billion (£2.2 billion) invested in Life Services' open ended investment companies ("OEICs") and unit trusts. These vehicles are intended to be merged into Henderson's existing range of OEICs and unit trusts in 2004.

(d) Other Businesses

Other Businesses comprises principally Towry Law and a strategic investment in Virgin Money. Towry Law is a financial advisory group operating mainly in the United Kingdom. Towry Law does not manufacture its own products but provides its clients with independent advice on pensions, investments, insurance and mortgages manufactured by other companies. The HHG Group has a strategic investment in Virgin Money, a 50/50 joint venture with Virgin Group which has an exclusive worldwide licence to use the Virgin brand in retail financial services.

6.1.3 The HHG Group's strategy

The HHG Group's strategy will be focused on managing its businesses efficiently to create incremental shareholder value. The HHG Group aims to achieve this by growing Henderson into a powerful and highly regarded European investment management business centred in London with emerging businesses in other major asset management markets, and by putting the Life Services businesses on an efficient operational platform and in a sound financial position, achieving releases of capital over time. Due consideration will be given to divestment opportunities where positive value can be achieved for HHG shareholders.

The key components of the HHG Group strategy are:

(a) Henderson

- build and sustain competitive investment performance;
- broaden product range by offering additional higher margin products;
- attract and retain the right people;
- build scale by strengthening distribution and client servicing; and
- run the business efficiently.

(b) Life Services

- maintain a rigorous approach to risk and balance sheet management;
- improve operating efficiency of the closed books;
- manage customer relationships effectively; and
- develop and retain high quality people.

(c) Other Businesses

- Develop Towry Law as an effective standalone business.
- Focus on maximising the value of the HHG Group's stake in Virgin Money, in conjunction with its joint venture partner.

6.1.4 Senior management team

HHG Group's senior management team combines an in-depth expertise of the core business units within the HHG Group with extensive experience in the financial services industry. The senior management team comprises:

- Roger Yates (46) – Chief Executive Officer of HHG and Managing Director of Henderson

  Roger Yates was appointed Chief Executive Officer of HHG in June 2003, and Managing Director of Henderson Global Investors in 1999. He has been a director of AMP since December 2002 and will cease to be a director of AMP upon the Demerger. He joined AMP in October 1999 to lead the integration of Henderson Investors and AMP Asset Management Australia to form Henderson Global Investors. He has 22 years' experience in the fund management industry as an investment professional and business manager. Previously he was Chief Investment Officer of Invesco Global and held senior roles for fund management companies LGT and Morgan Grenfell.

- Nicholas Toby Hiscock (43) – Chief Financial Officer

  Toby Hiscock was appointed to the HHG Board in August 2003. He was appointed Chief Financial Officer of HHG in May 2003. Previously, he was Global Director of Finance and Strategy for Henderson Global Investors from January 2003 and Director of Finance for Henderson Investors from July 1998, having held senior internal audit and finance roles since joining Henderson Investors in 1992. He is a qualified chartered accountant and has 22 years' experience in the accounting profession. Prior to joining Henderson Investors, he was Senior Audit Manager at Midland Bank, London for three years. From 1981 to 1988 he worked for Binder Hamlyn, Chartered Accountants in London.

- Ian Laughlin (52) – Managing Director Life Services

  Ian Laughlin was appointed to the HHG Board in January 2003 and Managing Director UK Life Services in October 2002. In the five months prior to his current appointment, he was Director, Managing Director's Office of the former UK Financial Services business, and prior to that held a similar role in Australian Financial Services for over two years. He has almost 30 years' financial services experience. He joined AMP in 1996 as Chief Manager Life and Risk Insurance Service, and later became General Manager, Customer Solutions. Prior to joining AMP, he was General Manager Retail Customer Services, Suncorp and before that held various senior management roles in Suncorp and National Mutual. He is a qualified actuary.

- Ian Buckley (54) – Global Chief Investment Officer of Henderson

  Ian Buckley was appointed Global Chief Investment Officer of Henderson Global Investors in December 1999. He is ultimately responsible for the investment performance of all Henderson listed assets under management. He also has an active role as fund director on a number of pension fund accounts. He was a main board director of Henderson plc before its takeover by AMP. He joined Henderson plc in 1992 from Sun Life Asset Management.

- Mike Clare (47) – Managing Director, United Kingdom of Henderson

  Mike Clare was appointed Managing Director, United Kingdom of Henderson Global Investors in April 2002. He is responsible for all United Kingdom investment products and services. Prior to this he was Chief Investment Officer, Insurance and Retail from January 2000. He was responsible for the integration of NPI Asset Management into Henderson Global Investors during 1999 and was acting Chief Executive and Chief Investment Officer of NPI Asset Management during this period. He was Managing Director of AMP Asset Management NZ prior to his move to the United Kingdom in 1996.

- Jonathan Moss (40) – Finance Director and Chief Actuary of Life Services

  Jonathan Moss was appointed Chief Actuary of Life Services in February 2003 and Finance Director of Life Services in June 2003. Prior to this he was Chief Actuary, AMP Financial Services in Australia. Since joining London Life in 1987, he has held a number of senior actuarial roles in HHG, AMP Australia and London Life.

- Steven O'Brien (48) – General Counsel

  Steven O'Brien was appointed General Counsel of HHG in September 2003. From June 2000 until September 2003 he was Executive Legal Counsel for Henderson Global Investors . He has held a number of senior legal roles in National Provident Institution and NPI Limited including Group Solicitor and Company Secretary, and Director of Process Compliance. Prior to joining National Provident Institution in June 1988, he worked as a commercial lawyer with British Telecom and in private practice.

- Anne Rein (50) – Director of Human Resources and Communications

  Anne Rein was appointed Director of Human Resources and Communications of HHG, in addition to her responsibilities at Henderson, in May 2003. Previously, she was Global Director, Human Resources for Henderson from December 1999, Human Resources Executive for AMP Asset Management and Group Human Resources Development Executive for AMP worldwide. Prior to joining AMP in early 1995, she was Deputy Director General in the New South Wales Premier's Department responsible for public sector performance improvement. This followed her role as Chief Executive of Tourism Training Australia.

6.1.5 Ongoing relationship with AMP

Immediately following the Demerger, AMP will hold approximately 15% of the issued share capital of HHG. Certain restrictions will apply to AMP's ability to sell this shareholding (see section 10.6.7). AMP and HHG have agreed that AMP shall be entitled to nominate one non-executive director to the HHG Board for so long as AMP holds (whether directly or indirectly) at least 5% of the issued share capital of HHG, subject to the HHG Board nomination committee recommending the proposed non-executive director. Any such appointment will be in accordance with the requirements of HHG's Articles and will be subject to the approval of the FSA (if required). Following the Demerger, Pat Handley, an AMP Director, will be the Non-Executive HHG Director nominated by AMP. Andrew Mohl, the Chief Executive Officer of AMP, will also be a Non-Executive HHG Director. The HHG Directors believe that it is appropriate that Mr Handley and Mr Mohl hold both positions, even though this may give rise to a potential conflict of interest in some instances. For a description of procedures contained in HHG's Articles to deal with any conflicts which may arise in proceedings of the HHG Board, see section 6.7.2(a).

On an ongoing basis, arrangements with respect to the separation of the AMP businesses and the HHG businesses will be addressed through a Demerger Deed and in a Transitional Services

Agreement, which will be entered into prior to the Demerger. As the businesses will be split on a geographical basis, it is not currently expected that there will be material areas of business overlap. For further information regarding the Demerger Deed and the Transitional Services Agreement, see section 10.6.

For so long as AMP's interest in HHG is at least 10% of the issued share capital of HHG, and assuming that HHG is listed on the UKLA Official List, AMP will be a "related party" for the purposes of the UK Listing Rules. Generally speaking, any transaction entered into between HHG or any of its subsidiaries and AMP or any of its subsidiaries while AMP remains a related party (other than a transaction of a revenue nature in the ordinary course of business) will require the approval of the shareholders of HHG.

6.1.6 Presentation of financial information

In this section 6, all financial information has been prepared in accordance with UKGAAP. Australian dollar amounts that have been converted from Pounds Sterling have been converted as follows: amounts relating to Henderson fund flows have been converted at the average exchange rate during the period in question; amounts that are given as at a specific date have been converted at the closing exchange rate as at that date; and all other amounts, including those relating to historical injections of capital or loans, have been converted at the closing exchange rate as at 30 June 2003. For details of these exchange rates, see the table set out in section 7.1.4. In each case, the exchange rates used are based on the 4pm London close rates.

6.2 Henderson

6.2.1 Overview

Henderson is a leading investment manager centred in London operating throughout Europe, with offices in London, Amsterdam, Frankfurt, Paris, Milan, Zurich and Vienna. It also has operations in North America (with offices in Chicago and Hartford) and Asia (with offices in Singapore, Hong Kong and Tokyo). Henderson is one of the top ten United Kingdom domiciled investment managers, based on total global assets under management. Henderson manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property. Henderson also manages the assets of Life Services' life funds.

Henderson Global Investors was formed in 1999. Following AMP's acquisition of Henderson Investors in 1998, it was integrated with AMP's then existing asset management activities in the United Kingdom. In 1999 the Australasian asset management activities of AMP were integrated with Henderson Investors. Upon the Demerger, the Australian and New Zealand investment management operations of Henderson Global Investors will be retained by AMP, while Henderson will form the cornerstone of the HHG Group.

The following table shows a breakdown of Henderson's assets under management by line of business and asset class.

Total assets under management ($170.8 billion (£69.4 billion)) as at 30 June 2003

By line of business (% of assets)	By asset class (% of assets)
Retail – open ended 8%	Equities 43%
Retail – closed ended 6%	Fixed income 48%
Subadvisory 11%	Property 8%
Institutional 36%	Private equity 1%
Life Services' life funds 39%	

As at 30 June 2003, Henderson held $170.8 billion (£69.4 billion) of assets under management, approximately $67.2 billion (£27.3 billion), or approximately 39%, of which were managed on behalf of Life Services' life funds. Since 1 January 2000, the assets of Life Services' life funds have declined from approximately 49% of the total assets under management to approximately 39%, primarily due to success in winning new third party business.

Between 1 January 2000 and 30 June 2003, Henderson achieved $31 billion (£11.7 billion) of net fund inflows, including $8.1 billion (£3.1 billion) of net inflows from retail, $31.1 billion (£11.5 billion) of net inflows from institutional and $5.9 billion (£2.3 billion) of net inflows from sub-advisory clients, with the balance of -$14.1 billion (-£5.2 billion) represented by the net outflows of Life Services' life funds.

Henderson has successfully developed new business activities relating to Continental European listed assets, European property and alternative assets, which accounted for $4.7 billion (£1.9 billion), $5.2 billion (£2.1 billion) and $4.2 billion (£1.7 billion) respectively of assets under management as at 30 June 2003.

Henderson has also extended its geographic reach to the North American and Asian markets, having grown assets under management for clients based in those regions to $4.2 billion (£1.7 billion) and $11.3 billion (£4.6 billion) respectively as at 30 June 2003.

Henderson funds are predominantly managed on an active basis using a range of investment styles, although a number of enhanced index equity products are managed using a hybrid of active and passive management styles. One of the investment styles offered, called 'mainstream', uses a combination of top down thematic research to identify economic factors as the key drivers of markets and individual sector stock analysis, which is intended to produce consistent outperformance and is designed primarily for institutional clients. Henderson also uses a range of specialist equity styles including value and growth income.

6.2.2 Key asset classes, products and clients

The Henderson product offering is built around a core of active equity, enhanced index equity and fixed income products, supplemented by a broad range of specialist and higher margin alternative products, to address the specific requirements of institutional and retail clients.

(a) Asset classes

(i) Equities

Henderson's primary focus is on direct investment in shares of larger listed companies in the major developed markets of the United Kingdom, Continental Europe, North America and Asia (including Japan). In addition, Henderson has investment expertise in a number of specialist equity areas including emerging markets, socially responsible investments, smaller companies and hedge funds.

(ii) Fixed income

Henderson's traditional focus is on investment in government and corporate bonds in the United Kingdom and major Continental European markets, supplemented by expertise in the management of pan-European and United States corporate bonds and geared products.

(iii) Property

Henderson offers a wide variety of open and closed ended property funds investing directly in property in the United Kingdom, Europe, North America and Asia, as well as listed property companies globally, including real estate investment trusts. Henderson's property funds invest in all aspects of the property sector including commercial, industrial, residential and retail. Investment styles focus on income or capital gain, according to the client's requirements.

(iv) Private equity

Henderson's private equity operations provide investors (primarily Life Services) with direct access to unlisted companies with potential for expansion and development, including management buy outs and indirect investment via a private equity fund-of-funds product. The aim is to deliver significant capital gains over the medium to long term.

(b) Products, clients and distribution

(i) Institutional

Historically, Henderson's core institutional offering has been traditional balanced mandates relating to a number of different asset classes and fixed income mandates. However, in line with the industry, recently Henderson has moved towards the provision of specialist mandates including higher risk/return products.

Henderson's institutional product range currently comprises:

- segregated funds: large individual accounts managed to a bespoke mandate for institutional clients; and

- pooled funds: assets from institutional clients accumulated into large unitised funds and managed to a standard mandate.

Both segregated and pooled mandates permit exposure to a number of the asset classes offered by Henderson.

Henderson accesses its institutional client base through a network of sales teams in the United Kingdom, Continental Europe, the United States and Singapore, which service the needs of global asset consultants and clients. It has a dedicated institutional client servicing team, with a responsibility to provide clients with quarterly performance updates and to resolve investment and any non-investment service related issues.

(ii) Retail

Henderson has a number of product ranges in the major retail investment markets covering a broad spectrum of investor requirements and preferences, including:

Open ended funds

United Kingdom: Henderson has a range of 31 OEICs and unit trusts, encompassing core United Kingdom equity and fixed income funds, specialist

regional funds and sector specific funds. In addition to these, Henderson also manages the investments of Life Services' OEICs and unit trusts. It is intended that, subject to obtaining any necessary regulatory or other consents, these vehicles will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings.

Offshore: Henderson has a well established Luxembourg domiciled SICAV umbrella fund called 'Henderson Horizon', with 21 specialist regional and sector specific sub-funds. These funds are distributed to an investor base throughout Continental Europe. The Horizon fund range is also distributed in Asia, particularly in Singapore.

United States: Henderson has a range of United States domiciled mutual funds, which were launched in 2001. The range comprises four specialist international equity funds distributed to United States investors.

Closed ended funds

Henderson is an established market leader in the United Kingdom investment trust sector and currently manages the assets of 16 closed ended funds, or investment trusts. These are listed companies, shares in which can be actively traded in financial markets, whose core activity is investing in the shares of other listed companies. The investment decisions are constrained by an investment mandate established on inception of the trust. Each of the investment trust companies managed by Henderson is listed on the LSE.

One of the closed ended investment trusts is a split capital investment trust. While split capital investment trusts have recently been the subject of adverse publicity and an investigation by the FSA, the split capital investment product offered by Henderson does not cross-invest in other split capital investment trusts. Furthermore, Henderson has not been notified by the FSA that it is the subject of any enforcement investigations by the FSA into allegations of collusion by fund managers and brokers, mis-selling or misleading marketing.

Henderson accesses its retail client base through a number of distribution channels. However, Henderson's predominant focus is on intermediated distribution to ensure cost effective sales and ensure access to a large proportion of industry fund flows. In the United Kingdom, Henderson has a dedicated sales team to support IFAs, which represent the dominant source of Henderson's retail sales. The FSA has proposed a number of changes to the polarisation rules which govern IFAs. For further information, see section 10.37.2(f).

In Continental Europe and Asia, Henderson has established agreements with both global and national banks to distribute Henderson's retail products through their branch networks. These agreements are complemented by strategic relationships that Henderson has established with a number of distributors, including the Italian bank, Gruppo Banca Popolare di Lodi, in which the HHG Group holds a minority interest. In the United States, Henderson has established agreements with a range of broker-dealers to distribute mutual funds with the support of a team of regionally based Henderson wholesalers.

Retail clients receive a number of formal communications per year including half yearly investment reports and financial statements, account statements and a newsletter providing details of industry issues in addition to Henderson marketing documents. The Henderson website enables clients to purchase and obtain daily valuations of

individual savings accounts ("ISAs"). A Henderson dedicated call centre provides IFAs and clients with fund literature, valuations and pricing and responds to general enquiries.

(iii) Life Services' life funds

Henderson manages £27.3 billion of assets on behalf of Life Services' with-profits and non-profit policyholders' and shareholders' funds (collectively referred to in this document as "Life Services' life funds"). Similar to the third party institutional mandates, these assets are managed on both a pooled and a segregated basis, depending on the specific objectives of the client. These assets represented approximately 39% of Henderson's assets under management as at 30 June 2003, while approximately 22% of Henderson's total revenue for the six months ended on 30 June 2003 was derived from management of these assets. For further details on the structure of Life Services' life funds, see "Life Services – Structure of funds" in section 6.3.5.

(iv) Sub-Advisory

Henderson has established agreements with a number of financial services companies to manage investment of funds on behalf of their clients to prescribed investment guidelines. These agreements include the management of retail international equity funds on behalf of Mackenzie and Investors Group in Canada, Waddell and Reed in the United States and Gruppo Banca Popolare di Lodi in Italy, and institutional property funds for Ahli United Bank in Kuwait and Nextra in Italy. They also include Virgin Money in the United Kingdom and AMP in Australia.

6.2.3 The Life Services investment management agreements

Henderson has entered into an investment management agreement with each of the Life Services businesses, as it does with all of its clients. The assets managed under the Life Services investment management agreements are Life Services' life funds and Life Services' OEICs and unit trusts. These assets represented in aggregate approximately 43% of Henderson's total assets under management as at 30 June 2003, of which approximately 39% were Life Services' life funds and approximately 4% were Life Services' OEICs and unit trusts.

The investment management agreement with Pearl covering Pearl's life funds and shareholders' funds has an initial fixed term which will expire on 31 December 2008. The agreement can be terminated on 12 months' notice which can be served at any time after 31 December 2007. The assets managed under this agreement represented approximately 21% of Henderson's total assets under management as at 30 June 2003.

The investment management agreements with NPI Limited and National Provident Life can each be terminated at any time on three months' notice, as their initial fixed terms have expired. The life fund assets managed under these agreements represented approximately 17% of Henderson's total assets under management as at 30 June 2003, of which approximately 14% were in life funds and approximately 3% were in OEICs.

The investment management agreement with London Life has an initial fixed term which will expire on 31 December 2008. The agreement can be terminated on 12 months' notice which can be served at any time after 31 December 2007. The life fund assets managed under this agreement represented approximately 4% of Henderson's total assets under management as at 30 June 2003.

The investment management agreements with Pearl Assurance (Unit Funds) Limited ("PAUF") and Pearl Assurance (Unit Linked Pensions) Limited ("PAULP") covering their respective unit-linked funds can each be terminated at any time on 12 months' notice. The life fund assets managed under these agreements represented approximately 1% of Henderson's total assets under management as at 30 June 2003.

The investment management agreement with Pearl Unit Trusts Limited ("PUT") covering its unit trusts can be terminated at any time on 12 months' notice. The assets managed under this agreement represented approximately 1% of Henderson's total assets under management as at 30 June 2003.

Almost all of the fees under the NPI Limited and National Provident Life agreements were set by the court order made in 1999 in respect of the transfer scheme under which AMP acquired the long term business of National Provident Institution. In addition, the terms of the Pearl and London Life investment management agreements were negotiated on an arms length basis.

In the case of the Pearl and London Life agreements, if there is a change of ownership of Henderson or the client such that Henderson and the client are no longer part of the same group, the client has the option to seek to renegotiate the fees payable under the agreement, although if it does so Henderson is not obliged to continue to provide investment services to the client.

It is intended that the NPI Limited OEICs, the majority of the assets of PAUF and PAULP and PUT's unit trusts will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings.

6.2.4 Business strategy

Henderson's strategy is to maintain its configuration as an international, multi-asset class business, concentrating on growth through investment performance, broadening its product range and operational efficiency, with the aim of developing Henderson into a powerful and highly regarded investment management business, operating throughout Europe, with emerging businesses in other major asset management markets.

Henderson's specific strategic priorities are to:

(a) Build and sustain competitive investment performance

This is of utmost importance to Henderson, providing both a source of competitive advantage and enabling margins to be protected. Henderson has a number of initiatives in place to maintain competitive investment performance, including the use of selective recruitment (such as the recent hire of a Chicago based United States fixed income team, additional United Kingdom equities specialists and European property professionals) and an investment philosophy that ensures clarity and consistency of the investment process for the underlying product, with the aim of maximising investment performance for an appropriate level of risk.

(b) Broaden product range by offering additional higher margin products

In a market characterised by increased margin pressure, the continuing development of higher margin products facilitates the maintenance of profitability. Continued product range expansion and innovation is a key source of competitive advantage for Henderson. Henderson has recently extended its product range through the launch of new products including a range of United States mutual funds, specialist property funds in both Europe (for example, the KAG, a tax efficient vehicle in Germany) and the

United States, and a number of alternative asset funds that have accumulated assets of $4.2 billion (£1.7 billion) (comprising $1.5 billion (£0.6 billion) of hedge funds and $2.7 billion (£1.1 billion) of geared fixed income funds). Henderson's goal is to respond to the increasing commoditisation of core products by continuing to offer innovative, higher margin products with market leading features and performance.

(c) Attract and retain the right people

Henderson recognises that the strength of its business lies in its people. It aims to recruit and retain high performing staff by providing market competitive remuneration and effective career development programs. Henderson has a wide range of remuneration schemes which seek to align the remuneration of key investment managers to their own investment performance and the financial performance of Henderson. For example, investment managers of listed assets participate in the Growth Equity Bonus Scheme ("GEBS"), which allows them to share in the net profitability growth relating to the funds they manage, while private equity investment managers participate in carried interest plans. For further information on Henderson's remuneration policies, see section 6.7.6.

(d) Build scale by strengthening distribution and client servicing

The HHG Board believes that successful investment managers must have access to the panels of the largest global and national distributors. Henderson's strategic focus on investment performance, client service and brand awareness is vital to securing access to the most powerful distributors and thereby enhancing the scale of its operations.

During the last three years, Henderson has increased the reach of its international distribution in Continental Europe, through the formation of strategic alliances in Italy with Gruppo Banca Popolare di Lodi and in Germany with MM Warburg & Co., as well as distribution agreements with global and national banks. Henderson intends to continue to strengthen its core European franchise through relationships with key intermediaries while building a client servicing infrastructure that is able to support growth. In addition, Henderson will seek to continue to build its emerging businesses in North America and Asia through ties with national and regional distributors.

(e) Run the business efficiently

Henderson's objective is to drive profitable revenue growth and maintain a focus on cost efficiency, while recognising the need to invest in supporting infrastructure and growth opportunities, such as United Kingdom retail and pan-European property, and by undertaking projects targeted at improving investment performance. Henderson will also continue to seek opportunities to outsource those support activities which it feels can be most efficiently performed by third parties.

6.2.5 Asset management market overview

(a) Trend away from equities

As a result of the global downturn in equity markets since 2000, there has been a recent trend to allocate assets to asset classes which are perceived to be less volatile, such as fixed income, property and cash, particularly by insurance companies and defined benefit pension schemes in the United Kingdom. Professionally managed assets have also experienced a movement out of equities and into alternative investment classes, such as hedge funds and property, in an attempt to diversify investor returns.

(b) Outlook for global assets under management

In 2002, largely as a result of the fall in global equity markets, the value of the worldwide asset management industry's total assets under management declined by approximately 8%. The United Kingdom was particularly hard hit because of the relatively high historical exposure of United Kingdom investors to equities, with total assets under management declining by approximately 17%. As at the end of 2002, the United Kingdom was the largest asset management centre in Europe, accounting for approximately 7% of professionally managed global assets.

The decline in 2002 was in marked contrast to the significant growth of the asset management industry, particularly in Europe, during the 1990s. This growth was linked to a number of factors, including the sustained bull market for equities, a significant increase in personal wealth, a widespread recognition of inadequate private savings, government reforms of pension provision and relatively low investment returns from fixed income and other asset classes, including cash, in a low interest rate environment.

Despite the recent market volatility, the HHG Board believes that the medium to long term industry drivers, including an ageing population and the ongoing need for increased retirement savings, remain positive for the asset management industry. This is supported by the predicted growth in global assets under management:

Global asset management industry – assets under management by region, 1999–2007E (US$ billions)

	1999	2000	2001	2002E	2003E	2004E	2005E	2006E	2007E	CAGR 02–07
United States	**22,790**	**22,481**	**22,055**	**20,388**	**20,502**	**22,040**	**23,693**	**25,470**	**27,380**	**6.1%**
Canada	540	579	617	567	573	617	664	714	769	6.3%
Europe	10,822	11,293	11,057	10,319	10,676	11,650	12,710	13,864	15,121	7.9%
Australia	377	396	422	423	443	494	550	612	681	10.0%
Japan	3,674	3,705	3,570	3,255	3,222	3,393	3,571	3,755	3,946	3.9%
Asia ex Japan	312	359	413	417	460	537	623	719	827	14.7%
Other	472	521	573	548	579	649	728	814	910	10.7%
Non-United States	**16,197**	**16,854**	**16,651**	**15,528**	**15,954**	**17,340**	**18,845**	**20,479**	**22,254**	**7.5%**
Global	**38,987**	**39,334**	**38,706**	**35,916**	**36,457**	**39,380**	**42,538**	**45,949**	**49,634**	**6.7%**

Note: Uses US$ exchange rates as at 31 December 2002; "E" denotes an estimate for the relevant year ; "CAGR" is the compound annual growth rate.
Source: Cerulli Associates, Inc., Cerulli Global Update Year-End 2002, 28 March 2003.

(c) Increasing competition

The recent reduced financial returns (from both the lower return environment, leading to lower absolute asset levels, and changes in asset mix to lower margin asset categories) have greatly increased competition in the industry. This has forced investment management companies to adjust their cost bases in an attempt to maintain profitability. The increasingly competitive market environment and the growing importance of distributors have also placed pressure on product provider revenue margins.

A number of regulatory changes have recently been proposed by the FSA which may also increase pressure on revenue margins in the United Kingdom. These proposals, which relate to soft commissions and the unbundling of brokerage commissions, would restrict the goods and services (in addition to trade execution) that can be purchased

by investment managers from brokers with commission and prevent investment managers from passing on the cost of acquiring additional services to their clients without the clients' express consent. For further information regarding these regulatory changes, see section 10.37.2(e).

The increased competition may also result in consolidation pressures in the investment management industry generally. Consolidation enables investment managers to broaden the range of products and services on offer and increase their distribution channels, as their access to capital improves and scale increases. Despite the relatively developed nature of the institutional market, the outsourcing of investment management to investment managers has been a notable development which offers significant potential benefits to those investment managers who can demonstrate high levels of client service and competitive investment performance. In the current market environment, this is of particular relevance to insurance companies, some of which have outsourced the management of their assets to third parties in an attempt to reduce their cost bases and diversify investment returns. This trend has been strengthened by enhanced market knowledge of investors and, in certain circumstances, the ability of the ultimate investors to determine the managers of their assets.

6.2.6 Key strengths and opportunities

(a) Diversified client base

Henderson has a broad and diversified range of clients across the United Kingdom, Continental Europe, North America and Asia. Its clients include corporations, local government authorities, charities and other institutional investors as well as retail investors, investment trusts and Life Services' life funds.

(b) Diversified range of products

In order to remain competitive, the HHG Board believes that product providers must differentiate themselves by the diversity of their product offering, client service or performance. Henderson's diversified product range means that its revenues are not reliant on one single asset class or product category. This has been beneficial to Henderson during the recent equity market downturn given the relatively high proportion of assets under management (fixed income and property) that have not been subject to equity asset devaluation. In addition, Henderson continues to expand its offering of more specialised investment opportunities such as socially responsible investments, structured products, infrastructure investments, hedge funds and geared fixed income funds.

(c) Quality and continuity of the senior management team

The Henderson management team is led by HHG's Chief Executive Officer, Roger Yates, who was appointed Managing Director of Henderson in 1999 and has 22 years' experience in the asset management industry. He is supported by a highly experienced senior management team, who have an average of 18 years of industry experience and an average of seven years of service with Henderson.

(d) Focus on financial management

The senior management team has delivered robust financial performance in difficult market conditions. Henderson has responded to the sustained equity market downturn during 2001 and 2002 by streamlining the business. This has included curtailing lower priority expansion plans, managing the cost base (including restructuring some service

functions to drive greater efficiencies) and reducing the business's range of activities to the most profitable or those with the highest potential profitability. It is intended that all OEICs and unit trusts which are currently part of Life Services will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings.

(e) Long term investment performance and stable investment management team

Henderson has produced competitive investment performance during the five years ended on 30 June 2003, which has allowed it to win new business in chosen markets. Over that period, 51% of listed assets under management have outperformed their benchmarks, with 71% of listed assets under management outperforming their benchmarks during the six months ended on 30 June 2003. For information on the basis of calculation of this measurement of performance, see "Investment performance and awards" below.

The investment management team benefits from a strong investment management culture. Henderson's performance based remuneration policy for investment managers is linked to the performance of the Henderson business as a whole, as well as the performance of an investment manager's fund. The team benefits from strength in depth and is not overly reliant on a small number of key individuals, although a significant number of the investment professionals are highly regarded within their specialist fields.

(f) Dynamic third party business growth

Henderson has consistently grown its third party investment management business. The ongoing development of third party institutional and retail business will be the driving force of future growth as revenue from Life Services' life funds declines over time.

(g) Established market positions

Henderson is one of the top ten United Kingdom domiciled investment managers, based on total global assets under management, and has strong and established market positions in the United Kingdom, including being the third largest manager of collective investment vehicles (by reference to all the HHG Group's assets under management managed by Henderson), such as OEICs, unit trusts and investment trusts.

(h) European distribution platform

Henderson has formed strong relationships with global asset consultants who control a large proportion of European institutional flows. Retail distribution in the United Kingdom is effected principally through a large network of IFAs, fund supermarkets and banks and other distributors through the use of white label agreements. Retail distribution in Continental Europe benefits from well-established relationships with European banks and Henderson's local office network. This is supplemented by selective relationships to gain access to distribution in major European markets.

(i) Well recognised brand

Henderson has a well recognised investment brand among its key target audiences in the United Kingdom. The business has received a large number of industry awards since 1995. Henderson managed funds won ten first place awards in the Standard & Poor's United Kingdom funds awards over 2001 and 2002, and the Henderson

European Absolute Return fund was named the 2002 hedge fund of the year by Eurohedge.

Henderson's international profile has been enhanced by a number of initiatives, including brand advertising, marketing campaigns run from local offices, joint ventures and strategic partnerships with Gruppo Banca Popolare di Lodi in Italy and MM Warburg & Co. in Germany distributing co-branded products to provide instant brand awareness in these markets. Further promotion of the brand has resulted from the performance of Henderson's Continental European retail product, Henderson Horizon, and through the management of Europe's second largest retail property fund.

6.2.7 Market position

Henderson is one of the top ten United Kingdom domiciled investment managers, based on total global assets under management. It also has strong and established market positions in the United Kingdom collective investment market:

	Pro-forma market position (rank)[1]	Pro-forma market share (%)[1]
United Kingdom collective investments (consolidated)	3	4.6%
comprising:		
United Kingdom OEICs and unit trusts	6	3.5%
United Kingdom investment trusts	2[2]	11.1%[2]

Notes:

1 Sources: Association of Investment Trust Companies, Investment Management Association, 30 June 2003, although the information has been adjusted by the HHG Group to take account of (1) the intended merger of all OEICs and unit trusts which are currently part of Life Services into Henderson's existing range of OEICs and unit trusts in 2004 and (2) the assets managed on behalf of Virgin Money unit trusts.

2 These figures relate to the membership of the Association of Investment Trust Companies.

Henderson also benefits from a solid position in the United Kingdom institutional market, being the seventh largest manager of United Kingdom segregated pension funds, and is recognised in the industry as a successful manager of both pooled and segregated mandates.

Henderson has also improved its market position in Europe, with the amount of Continental European listed assets under management almost doubling from $2.7 billion (£1.1 billion) as at 1 January 2000 to $4.7 billion (£1.9 billion) as at 30 June 2003 (representing a compound annual growth rate of 26%), and with European property assets under management growing from $1.0 billion (£0.4 billion) to $5.2 billion (£2.1 billion) over the same period (representing a compound annual growth rate of 61%).

Since 1999, Henderson has also established a solid platform in alternative investments, comprising hedge funds and geared fixed income funds, which accounted for $4.2 billion (£1.7 billion) of assets under management as at 30 June 2003.

6.2.8 Investment performance and awards

Henderson has delivered competitive investment performance over the last five years for equity, fixed income and property funds for retail and institutional clients, which contributed to it achieving $31 billion (£11.7 billion) of net fund inflows between 1 January 2000 and 30 June 2003. During the five years ended on 30 June 2003, 51% of listed assets under management have outperformed their benchmarks. However, the combination of falling equity markets, a bias towards growth stocks, a continued overweight equity position and exposure to a number of corporate bond downgrades resulted in a fall-off in investment performance during 2001 and 2002. The marked upturn in equity markets in the second quarter of 2003 and improved fixed

income performance attribution and analysis have resulted in a significant improvement in investment performance, with 71% of listed assets under management outperforming their benchmark during the six months ended on 30 June 2003. For information on the basis of calculation of this measurement of performance, see below.

Investment performance of a fund can be measured relative to a benchmark as well as the absolute performance of the fund. Benchmarks vary depending on the nature of the fund, but will be representative of the underlying investments, allowing the client to determine the relative performance of the investment manager. The benchmarks selected will vary depending on the client and the nature of the mandate: institutional clients with segregated mandates would typically set a customised benchmark, specific to its own objectives, whereas others will select a benchmark based on an index, such as the FTSE All Share index or the Morgan Stanley Capital International, Inc. ("MSCI") index. By contrast, retail funds are typically measured by reference to the performance of a chosen peer group.

The following tables show performance against benchmark by client type and asset class, with the percentage amounts indicating the percentage of assets under management by Henderson for the relevant type of client or asset class which have beaten the relevant performance measure. Except as otherwise indicated, the performance measure is a benchmark that has been agreed for the relevant product. Many of the Life Services with-profits funds have been and continue to be restructured to reflect the change in the asset mix of those funds and, in accordance with the instructions of the clients, the performance of those funds has not been measured against a benchmark at client level since February 2003. In the following table, for the purposes of determining the investment performance of Life Services' life funds at client level, Henderson has assumed that each of the restructured with-profits funds has achieved the relevant benchmark return since February 2003. For measurement periods that include periods before February 2003, the investment performance of Life Services' life funds in the following table is a combination of assumed performance in line with benchmark from February 2003 and actual performance against benchmark before February 2003.

Henderson Investment Performance Compared with Relevant Benchmark as at 30 June 2003

By Client Type		**Qtr[1]**	**Ytd[2]**	**1 yr[3]**	**3 yrs[4]**	**5 yrs[5]**
Life Services' life funds[6]		88%	13%	12%	9%	81%
Institutional	*Equity/Balanced*	87%	66%	5%	6%	4%
	Fixed Income	71%	85%	34%	55%	64%
Retail		41%	58%	34%	42%	50%
Retail (compared with chosen peer group)		32%[7]	40%[7]	36%[7]	36%[7]	56%[7]

By Asset Class	**Qtr[1]**	**Ytd[2]**	**1 yr[3]**	**3 yrs[4]**	**5 yrs[5]**
Equity – Active	58%	52%	19%	26%	34%
Equity – Active (compared with chosen peer group)	36%[7]	47%[7]	35%[7]	23%[7]	46%[7]
Equity – Enhanced index	53%	86%	86%	88%	95%
Fixed Income	67%	84%	33%	49%	51%
UK Balanced[8]	76%[7]	33%[7]	0%[7]	0%[7]	0%[7]
Hedge Funds[9]	96%	96%	73%		
Listed Assets	**61%**	**71%**	**34%**	**43%**	**51%**
Private Equity	0%	0%	8%	100%	96%
Property[10]	55%	41%	69%	n/a	n/a
Asset Weighted Total	**60%**	**68%**	**36%**	**44%**	**51%**

Notes:
1. Qtr refers to the period from 1 April 2003 to 30 June 2003.
2. Ytd refers to the period from 1 January 2003 to 30 June 2003.
3. 1 yr refers to the period from 1 July 2002 to 30 June 2003.
4. 3 yrs refers to the period from 1 July 2000 to 30 June 2003.
5. 5 yrs refers to the period from 1 July 1998 to 30 June 2003.
6. Note that since February 2003, because of the ongoing restructuring of many of the Life Services with-profits funds to reflect the change in the asset mix of those funds, the performance of those funds has not been measured against a benchmark at client level. For the purposes of this table, Henderson has assumed that each of those funds has achieved the relevant benchmark return since February 2003. For further information on the asset mix changes, see "Life Services – Structure of funds" in section 6.3.5, and section 7.
7. These percentage amounts refer to the percentage of assets under management of Henderson by the relevant client type or in the relevant asset class, which, over the specified period, have beaten the investment performance achieved by a chosen peer group.
8. The UK balanced funds are the funds that meet the criteria for "balanced funds" in accordance with rules set by the UK National Association of Pension Funds. UK balanced funds invest in equities, fixed income and property.
9. The hedge funds invest in equities and fixed income.
10. Where property benchmarks are not available quarterly, these have been estimated by Henderson based on published market indices. Funds undergoing one-off restructuring and funds that are not valued quarterly have been excluded.

Henderson's investment performance across all asset classes and asset management markets is reflected in the 53 investment industry awards it has won globally since 2001. These awards include:

- Henderson European Absolute Return fund was named 2002 Fund of the Year and Long/Short European equity fund of the year by Eurohedge;
- 10 first place awards in the Standard & Poor's United Kingdom funds awards over 2001 and 2002; and

- TR Property Trust was named best specialist investment trust 2003 and 2002 at the Money Observer IT Awards.

6.2.9 Operational platform

(a) Operations

The Henderson operational model for listed assets was developed to derive maximum efficiency and to leverage the core competencies of the Henderson business, such that activities are outsourced to specialist companies where these provide a cost effective and efficient service. Henderson performs both front office activities, such as making investment decisions, publishing research, dealing and trading, as well as middle office activities, such as trade support, performance measurement and data administration, inhouse. However, most back office operations, including fund administration, trade processing and custodian services, are outsourced to external providers (primarily to Cogent, which until 2 September 2002 was an AMP owned company and is now owned by BNP Paribas Securities Services) which are able to take advantage of economies of scale and so provide a more efficient and cost effective service to Henderson. Henderson does perform back office operations for new structured or innovative products, although once it is familiar with the operations required to support such a product, it will then look to outsource these operations as well.

As a result of the structure of and investment in the operational platform, the HHG Board believes that Henderson's operational model is scalable to manage additional levels of assets at limited additional cost for existing product lines. This scalability is enhanced by the variable cost nature of outsourcing of administration services to third parties.

(b) IT

Henderson's IT strategy is to provide secure, reliable systems that support the core business processes, with a specific focus on solutions that maximise operational efficiency while minimising operational risk. Henderson has developed solutions that cover all core processes including portfolio construction, order management, trading, compliance, performance attribution and reporting.

Henderson prefers to integrate industry leading package software to provide solutions that meet its needs. IT solutions are only developed inhouse where an industry standard solution does not provide an advantage.

Henderson's IT infrastructure services are in the process of being insourced and will be managed directly by an inhouse IT team using third party suppliers where appropriate. Due to the bespoke nature of the IT infrastructure services, and in particular the infrastructure which supports the desktop capability of the investment managers, Henderson prefers to insource these services to ensure both efficiency and quality.

6.3 Life Services

6.3.1 Overview

Life Services comprises principally the life insurance and pensions books of Pearl, London Life, National Provident Life and NPI Limited, which are effectively closed to new business. Life Services' life funds are expected to run down over many years. As at 30 June 2003, Life Services had approximately five million policies in force and \$72.6 billion (£29.5 billion) of assets under management. This included approximately \$5.4 billion (£2.2 billion) invested in Life Services' OEICs and unit trusts. These vehicles are intended to be merged into

Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings. Life Services also includes the closed general insurance books of Pearl, the pension trustee business of AMP (UK) Trustees Limited and the retirement services business operated by NPI Limited.

As closed books of business, the Life Services businesses will have no new policyholders, although there will be limited amounts of new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain existing group schemes.

6.3.2 *Key strengths and opportunities*

(a) Significant scale in terms of both assets and number of policies

Life Services has large and diverse books of business, including life insurance and pensions policies, ISAs, personal equity plans ("PEPs"), OEICs and unit trusts. As at 30 June 2003, excluding OEICs and unit trusts, Life Services had approximately 5 million life and pensions policies in force and approximately $67.2 billion (£27.3 billion) of assets under management.

(b) Opportunity for increased efficiency

In a closed book environment, opportunities exist to rationalise and focus activity and consequently to operate more efficiently, including reducing unit costs. The structure of the service company established to provide administrative services to the Life Services businesses (the "UK Service Company") allows shareholders, and potentially policyholders, an opportunity to participate in savings resulting from this increased efficiency.

(c) Opportunity for capital release

Life Services had a market consistent embedded value of $2,215 million (£900 million) as at 30 June 2003, excluding Life Services' investments in other members of the HHG Group such as Henderson, Towry Law and Virgin Money. If these investments were included, Life Services' market consistent embedded value as at 30 June 2003 would be $3,238 million (£1,316 million). The HHG Board believes that, over the longer term, capital will be released from Life Services as the liabilities against which such capital is held are met. For further information regarding how embedded values are calculated, the reconciliation of the market consistent embedded value to the traditional embedded value and the opportunity for capital release, see section 7 and section 14.

(d) Inherent value in heritage brands and customer base

The inherent value in the heritage brands of "Pearl", "London Life" and "NPI" may provide an opportunity for Life Services. For example, Churchill already undertakes marketing of both new business and renewals of existing business under the Pearl brand, which generates income. On a similar basis, discussions have also commenced with other companies to market further product types to Pearl, London Life, NPI Limited and National Provident Life customers.

(e) People

Many of Life Services' employees have significant experience of the life insurance and pensions industry and have deep knowledge of the products, as well as many of the

legacy issues. The experience of the recent past is also valuable in helping management of the business in its present circumstances.

6.3.3 Business strategy

The objective of Life Services is to maximise shareholder value from its closed books of business (through appreciation in the value the market places on the business, and in due course through the release of capital and dividends to shareholders) while treating policyholders fairly.

Life Services intends to achieve this by focusing on certain basic issues: balance sheet and risk management, unit costs and efficiency, customer management, and the development and retention of high quality people focused on what matters to the objectives of Life Services.

(a) Maintain a rigorous approach to risk and balance sheet management

Life Services will actively manage its assets and liabilities for the benefit of both policyholders and shareholders. It aims to actively manage both balance sheet and operational risks within the available capital base. Life Services is implementing an enhanced risk and control framework designed to ensure a consistent approach to risk identification and mitigation. Realistic forecasting of policy liabilities will be achieved through the use of enhanced actuarial estimation and modelling systems. Management techniques may include reinsurance and other activity to shift liability from the balance sheet, variations in annual and final bonus rate declarations (within the regulatory requirements to treat policyholders fairly and in line with the terms of any specific guarantees) and limiting exposure to volatile assets while exploiting alternative investment strategies to enhance investment returns, using hedging instruments and seeking in part to match the duration of assets and liabilities. Life Services is actively exploring various reinsurance options.

(b) Improve operating efficiency of the closed books

Life Services will be run with an emphasis on efficiency, with an aim of reducing unit costs and maintaining a cost base that closely matches the run-off profile of its books of business. It will take actions to replace its fixed costs with variable costs with the principal objective of reducing unit costs. Where appropriate, Life Services will seek to improve the operational efficiency of the UK Service Company arrangements. Life Services is actively seeking new outsourcing opportunities.

Life Services will continue to exploit the recently introduced workflow and imaging technology which facilitates the integration of call centre and back office processing. This allows the standardisation of processes and helps deliver effective and efficient customer services.

(c) Manage customer relationships effectively

Life Services will treat customers fairly. It will also seek to provide accurate and timely customer services, built on doing the basics very well. It will focus on customer retention, marketing and other activity in areas where there is the most financial benefit to shareholders. In addition to the current arrangements with Churchill, Life Services will seek opportunities to market Henderson and third party products and services to its customer base. Where appropriate, Life Services will also consider opportunities to transfer certain policies to other insurance groups and will consider additional reinsurance and other risk transfer arrangements.

(d) Develop and retain high quality people

The successful operation of Life Services as a lean and focused operation is dependent upon having high quality people in place with a clear focus on the key business objectives. The development and retention of key personnel and the provision of rewarding work will be a priority.

6.3.4 Life insurance market overview

The United Kingdom life insurance and pensions industry is the largest in the European Union and the third largest in the world. However, the performance of many United Kingdom life companies has recently been adversely impacted by the poor performance of investment markets, which has resulted in regulatory capital issues, as well as a number of regulatory changes and other issues that have affected the industry as a whole. In the light of the changing environment, a number of operators have concluded that shareholder value is best maximised by closing existing funds to new business and managing the closed books of business as efficiently as possible. In total, approximately $209 billion (£85 billion) of funds out of a total of approximately $635 billion (£258 billion) of with-profits funds in the United Kingdom life sector are now closed to new business. Life Services accounts for approximately 15.5% by value of these closed funds.

(a) Declining investment returns

During the past few years, the performance and financial strength of the life insurance industry have been negatively impacted by poor investment returns, declining long term interest rates and continuing equity market uncertainty. The FTSE 100 index has fallen every year since 1999, including by 24% in 2002. It continued to fall sharply at the beginning of 2003 before making a recovery. Falling markets have impacted the financial strength, or capital position, of many insurance companies by reducing the value of assets that back their insurance liabilities. As a result of declining investment returns, some insurance companies, including the Life Services businesses, now hold a significant proportion of their assets in fixed income securities rather than equity. The Life Services businesses have substantially reduced the levels of reversionary and terminal bonuses and are unlikely to be able to return to the historic levels of bonuses, in common with a number of other insurance companies. As insurance companies have historically made profits through exposure to equities, the HHG Board expects that shareholder returns from life insurance companies are likely to be lower in the near and medium term.

(b) Regulatory capital

A United Kingdom life insurance company has to retain capital to enable it to maintain its regulatory required minimum margin ("RMM") and provide an appropriate 'buffer' to deal with volatility. Currently, this buffer has two components: the 'free assets', which is the excess of available assets (admissible assets less total liabilities) plus implicit items over and above the RMM, and other margins in asset and liability calculations. Financial strength is typically measured as a 'free assets ratio' ("FAR"), which in this document the HHG Group has calculated as the free assets divided by total liabilities. This buffer will be influenced by the nature of the relevant company's investment strategy.

The downward pressure on regulatory capital levels caused by equity market falls has been compounded by a number of additional factors which have continued to add to the pressure on the balance sheets of a number of United Kingdom life insurance companies. These factors have included, for example, the cost of providing for guaranteed annuity options and mis-selling exposures and the anticipated effect of

faster than expected improvements in annuitant mortality experience, coupled with declining long term interest rates.

For information regarding Life Services' regulatory capital requirements, see section 7.4 and section 10.37.2.

(c) Changes to the regulatory environment

There are a number of proposed changes to the regulatory capital regime for life insurers, which are summarised below. For further information, see section 10.37.

New rules are due to be introduced in 2004 (when the FSA's Integrated Prudential Sourcebook comes into force). These will aim to adopt a more risk sensitive approach to the assessment of a life insurer's capital requirement. Insurers will, in particular, be required to undertake an individual capital assessment, the purpose of which is to ensure that the life insurance company's capital requirement is appropriate for the specific risks run by the company.

Current FSA rules provide an insurer with two options for valuing shares held in a non-insurance group company – the shares may be valued either on a surplus assets basis or on a market value basis. The insurer may adopt the higher of the two valuations. In the FSA's Consultation Paper 145 ("CP 145"), which was published in July 2002, the FSA expressed an intention to remove the market valuation option which would mean that insurers would be required to value shares in non-insurance group companies on a surplus assets basis. The FSA stated that it proposed to make this change when the Financial Conglomerates Directive is implemented in the United Kingdom. It is expected that a consultation paper on implementation of this Directive will be published in October 2003 and that implementation may be as early as January 2005.

The FSA is also consulting on proposals to reform the regulatory capital regime applicable to life insurers' with-profits business. The most recent proposals are set out in the FSA's Consultation Paper 195 ("CP 195") published in August 2003, which includes details on the proposed 'twin peaks' approach to the assessment of capital. In addition to the calculation of the amount required for United Kingdom life insurance companies to maintain regulatory capital (the "statutory peak"), insurers will also be required to calculate capital on a new realistic basis along with a capital buffer. This will produce a 'realistic peak' which, if it exceeds the statutory peak, will give rise to an additional capital requirement to cover the difference. The new statutory peak, although based on the existing calculation, is expected to differ in a number of ways, including the restriction of implicit items and a strengthening of the resilience requirements, and conversely will also include the relaxation of the net premium approach and an improved allowance for lapses.

The FSA has also proposed rules which will require insurance companies which write with-profits business to document, in 'Principles and Practices of Financial Management' ("PPFM"), how the directors exercise their discretion in managing with-profits funds. This will be publicly available and will provide the details of how each company expects to manage its obligations in respect of with-profits policyholders. This will include in particular those areas where it is possible for the company to apply judgement or discretion in assessing the level of benefits, or where the company makes a decision which can have an impact on policyholder entitlement, such as the proportion of the assets invested in equities. The realistic balance sheet will be determined from projections assuming management action consistent with the PPFM.

For further information on the regulatory capital regime applicable to life insurers' with-profits business, see section 10.37.2(c).

These developments may have a significant impact on the regulatory capital requirements of Life Services' life funds, but the details of the new regime are yet to be finalised. The Consulting Actuary was commissioned to prepare a report on its estimates of the position of Life Services reflecting the proposed new regulations. The full Consulting Actuary's report, which is set out in section 14, includes a realistic balance sheet and risk capital margin requirement of Life Services calculated on the basis set out in CP195, together with determinations of both market consistent and traditional embedded values for Life Services.

(d) Industry wide reviews

In the last decade, the FSA and its predecessors have initiated a number of industry wide reviews of the conduct of life insurance companies and IFAs in respect of advice given to customers to purchase personal pensions and Free Standing Additional Voluntary Contributions ("FSAVCs"), as a result of which life insurance companies have been required to undertake a number of remedial measures. Although there are currently no ongoing reviews, the FSA may initiate a further review of these products or additional products and may require life insurance companies and IFAs to take further action.

6.3.5 Structure of funds

The Life Services businesses comprise a broad range of with-profits and non-profit (including unit-linked) life and pensions business. A with-profits, or participating, policy is one where the benefits of the policy or product are, in part, determined by the bonuses declared by the insurer: policy payouts are 'smoothed' and lessen the impact of changes in the underlying value of the assets in the short term. A non-profit, or non-participating, policy is one where the value of the policy or product is either linked directly to the performance of the underlying assets, or is guaranteed by the insurer. A unit-linked policy is a type of non-profit policy where the benefits are determined by reference to the investment performance of a specified pool of assets (referred to as a 'unit-linked sub-fund').

Under United Kingdom regulatory rules, assets backing long term insurance policies must be kept separate from any other assets of the business, in the insurer's long term fund. A separate shareholders' fund is maintained. Life insurance and pensions products are written into the long term fund, which may be divided into sub-funds. At least once each year, the assets and liabilities attributed to the fund are valued and the surplus on the fund (or, where applicable, the relevant sub-fund of the fund) available for distribution (and resolved to be distributed) is allocated between the policyholders (through the declaration of reversionary and terminal bonuses) and shareholders. The basis of allocation will depend on the rules of the fund or the sub-fund. In a 90:10 fund, for example, 90% of any surplus is allocated to with-profits policyholders in that fund and 10% attributed to shareholders. Any profits arising in a non-profit (or 0:100) fund, or in the shareholders' fund, are attributed to shareholders.

Although a proportion of the surplus in a fund may be attributable to shareholders, this does not necessarily mean that the surplus will be distributed to shareholders. First, an insurance company must, as with any other United Kingdom company, have sufficient distributable profits to be able to declare a dividend. Second, where the appointed actuary believes that it would not be prudent in the context of the company's financial condition to distribute the amount attributable to shareholders, it may need to be retained by the company, whether in the long term fund or the shareholders' fund. For further information regarding attribution of surplus, see section 7.

The long term insurance funds of the Life Services businesses are organised in a variety of ways, as can be seen in the following diagram, which shows only the authorised insurance

businesses of Life Services and HHG itself. It is a summary only and further explanation is given below.



HHG plc
London Life Limited
Share-holders' fund
0:100 Life
90:10 Life
0:100 Pensions
90:10 Pensions
London Life Linked Assurances Limited
Share-holders' fund
Long-term fund (0:100)
NPI Limited
Share-holders' fund
Long-term fund (0:100)
Pearl Assurance plc
Share-holders' fund
Industrial branch fund (90:10)
0:100 Life (Pacific fund)
0:100 Life (Basic life assurance and general annuity business sub-fund)
0:100 Pensions
Ordinary branch with-profits sub-fund (90:10)
Ordinary branch fund
National Provident Life Limited
Share-holders' fund
Long-term fund (100:0)
Pearl Assurance (Unit Funds) Limited
Share-holders' fund
Long-term fund (0:100)
Pearl Assurance (Unit-Linked Pensions) Limited
Share-holders' fund
Long-term fund (0:100)

Note: The Pearl ordinary branch with-profits sub-fund and the industrial branch fund together comprise the overall Pearl with-profits sub-fund.

The Pearl long term fund is divided into a with-profits fund, which includes an industrial branch fund and an ordinary branch fund, into which the respective types of business are allocated. Pearl's ordinary branch business is all its business other than its industrial branch business; for a description of its industrial branch business, see "Key products" below. The with-profits fund operates on a 90:10 basis. The ordinary branch fund also includes the 0:100 pensions sub-fund and the 0:100 life sub-fund. The 0:100 life sub-fund includes basic life assurance and general annuity business and also an earmarked segment known as the Pacific fund, which is described further below.

London Life includes business which moved to a 90:10 basis subsequent to demutualisation, although its with-profits business is separated into life and pensions business sub-funds. London Life's long term fund also contains 0:100 sub-funds, again segregated between life and pensions business.

National Provident Life's long term fund is operated on a 100:0 basis (that is, all profits accrue to with-profits policyholders). While much of the business written in the fund is with-profits, the

fund also includes non-profit business, most of which is unit-linked business which is either fully reinsured or has its investment component fully reinsured to Pearl or NPI Limited.

NPI Limited was opened to new business on 1 January 2000. It was effectively closed to new business in July 2003. NPI Limited wrote both unitised with-profits and non-profit business. The with-profits business is reinsured to Pearl's ordinary branch with-profits sub-fund and is held within a segregated 100:0 component of the 90:10 fund. The non-profit business is mostly unit-linked ordinary life insurance and pensions business. In addition, NPI Limited wrote other non-profit business, principally general annuities and pension annuities. All the business retained by NPI Limited is operated on a 0:100 basis.

PAUF, PAULP (both of which are assets of the shareholders' fund of Pearl) and London Life Linked Assurances ("LLLA") all wrote non-participating business only and, accordingly, their long term funds operate on a 0:100 basis.

The following table, prepared in accordance with UKGAAP, shows the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003:

		Ordinary Branch Fund 90:10	Industrial Branch Fund 90:10	Life Fund 0:100	Pensions Fund 0:100	Long term Fund	Total
Pearl	$m	24,190	1,533	317	7,338		33,378
	£m	9,831	623	129	2,982		13,565
National Provident Life	$m					17,502	17,502
	£m					7,113	7,113
NPI Limited	$m					8,561	8,561
	£m					3,479	3,479
London Life	$m	4,072		180	2,318		6,570
	£m	1,655		73	942		2,670
LLLA	$m			416			416
	£m			169			169
PAUF	$m			1,102			1,102
	£m			448			448
PAULP	$m				874		874
	£m				355		355
Total	**$m**	**28,262**	**1,533**	**2,015**	**10,530**	**26,063**	**68,403**
	£m	**11,486**	**623**	**819**	**4,279**	**10,592**	**27,799**

Notes:

1 As at 30 June 2003, Life Services had liabilities of $46,695 million (£18,977 million) relating to with-profits policies, of which $25,723 million (£10,454 million) was in Pearl, $16,848 million (£6,847 million) was in National Provident Life, $66 million (£27 million) was in NPI Limited and $4,058 million (£1,649 million) was in London Life.

2 As at 30 June 2003, Life Services had liabilities of $10,615 million (£4,314 million) relating to conventional non-profit policies, of which $7,655 million (£3,111 million) was in Pearl, $460 million (£187 million) was in National Provident Life, $974 million (£396 million) was in NPI Limited and $1,526 million (£620 million) was in London Life.

3 As at 30 June 2003, Life Services had liabilities of $11,093 million (£4,508 million) relating to unit-linked policies, of which $194 million (£79 million) was in National Provident Life, $7,520 million (£3,056 million) was in NPI Limited and $987 million (£401 million) was in London Life, and the balance was the total liabilities of LLLA, PAUF and PAULP.

The Consulting Actuary's report in section 14 contains an illustration of the projected net cash cashflows of the long term insurance funds described in the table above.

(a) Intra-group reinsurance arrangements

There are a number of reinsurance arrangements in place between Life Services' various funds and companies, including those identified below:

As referred to above, the with-profits element of the unitised with-profits policies written by NPI Limited has been reinsured into the with-profits fund of Pearl. This effectively allows the relevant policies to have access to with-profits investment experience which NPI Limited does not supply directly.

NPI Limited has a number of reinsurance agreements with National Provident Life. As part of the arrangements in relation to the demutualisation of National Provident Institution, the unit-linked business transferred to National Provident Life in the demutualisation was reinsured into NPI Limited, with the purpose of allowing National Provident Life policies to continue to participate in what were intended to be open unit linked funds, and to allow NPI Limited to offer investments in existing substantial funds with a performance track record. In addition, all top-ups and increments on National Provident Life's policies are reinsured into NPI Limited. National Provident Life has also reinsured all of its pension annuities contracts into the non-profit (0:100) fund of Pearl. For further information relating to the risks associated with one or more of these reinsurance arrangements being terminated, see section 6.8.1(e)(ii).

(b) Intra-group loans

There are a number of loans made between Life Services' various funds and companies, including those identified below:

Upon the completion of the acquisition of National Provident Life by Pearl in 2000, Pearl put in place a support arrangement in the form of contingent loans totalling \$1,969 million (£800 million), consisting of a \$1,476 million (£600 million) investment by the Pearl 90:10 fund and a \$492 million (£200 million) investment by the Pacific fund. This support arrangement is known as the "overcoat". These investments were made through a holding company, National Provident Life Holdings, which in turn invested in National Provident Life. The investment, which was initially held in the shareholders' fund of National Provident Life, could be drawn down into its long term fund as and when required to support its financial strength, at the discretion of the National Provident Life appointed actuary. Various components of this capital were drawn down into the National Provident Life long term fund between February 2000 and December 2002 by way of contingent loans. The loans are repayable in accordance with rules set down by the court order made in respect of the transfer scheme which was effected to transfer the business of National Provident Institution to National Provident Life. The loans bear a variable rate of interest plus a premium of 1.75%. As at 30 June 2003, the total value of the underlying assets lent was \$1,651 million (£671 million) and the carrying values of the loans within Pearl were \$10 million (£4 million) for the investment made by the Pacific fund and \$632 million (£257 million) for the investment made by the Pearl 90:10 fund, reflecting Life Services' current view of the recoverability of these loans. For further information, see section 10.32.6.

London Life Holdings Limited, the direct holding company of London Life, made a contingent loan to London Life at the time of the AMP demutualisation in 1997, amounting to \$490 million (£199 million). The conditions under which the loan capital or interest can be repaid are set out in the court order made in respect of the transfer scheme which was effected to transfer the United Kingdom long term insurance business of AMP Society to London Life. This loan is available to support the long term funds of London Life and can be released only at the discretion of its appointed actuary. To date no interest has been paid under the loan, and that interest has accumulated within the London Life long term fund. As at 30 June 2003, the value of the underlying assets supporting the loan was \$684 million (£278 million) and London Life Holdings Limited's carrying value of this loan was \$246 million (£100 million).

The Pearl shareholders' fund has made two loans to Virgin Money, of $98 million (£40 million) in December 1995 and $49 million (£20 million) in July 1998. Both loans are repayable on 2 February 2006. Interest accrues annually at a variable rate of interest and is payable on maturity. As at 30 June 2003, the aggregate outstanding amount of these loans was $224.9 million (£91.4 million). The loans were held at face value plus interest accrued as that date.

A proportion of these intra-group loans is inadmissible for the purposes of measuring the regulatory capital position of the lender. For further information on inadmissible items, see section 7.

(c) Unattributed surplus

Where the assets in a long term fund exceed the actuarial liabilities of that fund, such assets may be described as surplus, and sometimes the ownership of such surplus is unclear – in these cases, that surplus may be described as 'unattributed'. Any attribution or distribution of such unattributed surplus must, in the FSA's view, be effected on the same basis as any other attribution or distribution of surplus, unless some other basis of attribution can be justified.

Historically AMP has reported the "life funds not specifically attributed to shareholders' or policyholders' interests", calculated as approximately 90% of the AGAAP value of assets in excess of policy and other liabilities within the with-profits (or 90:10) funds of Pearl and London Life. This AGAAP amount is different from what is traditionally referred to as 'inherited estate' in the United Kingdom, which represents the balance of assets of the with-profits funds in excess of the asset shares of the current generation of policyholders together with any additional amounts required to meet policyholders' reasonable expectations. The amounts differ in quantum because of the different ways in which they are prepared. In recent years, final bonus distributions have exceeded levels supported by actual experience, being set at a level consistent with the reasonable expectations of policyholders. As the need to support final bonus levels is expected to continue in the medium term, and given the significant reduction in the equity exposure of the with-profits funds, it is likely that a significant proportion of the excess of assets over asset shares will be used in this way.

(d) Pacific fund

During the mid 1990s, Pearl undertook an exercise to identify the extent to which unattributed surplus assets held within its with-profits fund could be attributed to shareholder contributions or historical shareholder entitlements which had not been withdrawn from the fund. As a result of this exercise, $2,362 million (£960 million) of assets were identified as being shareholder assets. $103 million (£42 million) of this capital was paid to the 90:10 fund in order to acquire the rights to expected profit from the newly formed 0:100 fund. The remaining $2,259 million (£918 million) of assets was formally attributed to shareholders with the agreement of the United Kingdom regulator. A component of the agreement with the regulator was the formal segmentation of the Pearl long term fund into separate with-profits (90:10) and non-profit (0:100) components. The attributed assets, known as the Pacific fund, are an earmarked segment of the Pearl 0:100 life fund. Under the terms of the agreement with the United Kingdom regulator, the attributed assets were required to remain within Pearl's long term fund for a period of five years and could then be withdrawn subject to Pearl's appointed actuary confirming that policyholder reasonable expectations would not be affected by the withdrawal. Although this five year period has expired, there is no current expectation that the assets will be distributed to shareholders in the medium term.

The Pacific fund has subsequently been used in part to acquire strategic assets and has supplied various internal loans, including providing the $492 million (£200 million) of capital support provided to National Provident Life discussed above. The value of these strategic assets has subsequently been impaired following recent falls in equity markets and reductions in levels of investment returns. More recently, the Pacific fund assets have been rearranged. The original $2,259 million (£918 million) of Pacific fund assets has reduced in value, and some components, representing strategic investments, are inadmissible for regulatory capital purposes. The remainder are currently required to provide capital support to the Pearl with-profits fund. As at 30 June 2003, the Pacific fund had net consolidated assets of $1,496 million (£608 million).

(e) National Provident Institution embedded value securitisation

In April 1998, National Provident Institution securitised the embedded value of an earmarked component of the life insurance and pension policies that it had written prior to 4 July 1997. When AMP acquired the business of National Provident Institution, that business was transferred to a new company, National Provident Life, without affecting the terms of the securitisation. As a result, the current securitisation bondholders have recourse to the capital that is released from the securitised policies and to a charged collateral securities account. Any surplus that may be released from this business in excess of the principal sum and the associated interest will emerge in the fund. This will benefit policyholders and increase the likelihood that the loans supporting the investments of the Pearl 90:10 fund and the Pacific fund described above will be repaid. For further information on the securitisation, see section 10.32.9.

(f) UK Service Company

The UK Service Company was established in 2000 to provide administrative services to National Provident Life and NPI Limited on a fee for service basis. From July 2001, a similar arrangement to provide administrative services was reached with Pearl and, from December 2001, it was extended to London Life. The objective of the UK Service Company is to produce an efficient operating vehicle for the different Life Services businesses and greater predictability of costs to those businesses, and to allow costs to be more closely matched to the run-off profile of the portfolios.

Life Services' arrangements with the UK Service Company are generally expressed in terms of a fixed fee per policy arrangement, although fees vary by policy class and from company to company. Each arrangement was separately negotiated and in the case of London Life and National Provident Life, the fees for the with-profits business were determined at the time of the relevant demutualisation and set by the court order made in respect of the relevant transfer scheme. The National Provident Life contract was set for a ten year term. Pearl has recently renegotiated its agreement following its effective closure to new business, and this agreement also has a ten year term, from 1 July 2003.

For further information relating to the UK Service Company, see section 7.

(g) Life Services' regulatory capital requirements

Many of the Life Services businesses are authorised insurance companies and are therefore required by the FSA to maintain a margin of assets over liabilities to meet minimum regulatory capital requirements – that is, maintain a sufficient level of capital to meet policyholders' liabilities under defined adverse future scenarios. For further information regarding Life Services' regulatory capital requirements, see sections 14, 7 and 10.37.2(c).

6.3.6 *Management of a closed book of business*

In a closed book environment, opportunities exist to rationalise and focus activity and consequently to operate more efficiently, including reducing unit costs. However, the books consist of a wide variety of products which were, in the case of Pearl and London Life, sold by large, direct sales forces. This inevitably gives rise to a number of legacy issues which need to be managed. In addition to the industry reviews of certain products sold by life companies (including Pearl, London Life and National Provident Life), a number of legacy issues have arisen in respect of Life Services' closed books of business, including the liability attached to guaranteed annuity options and the appropriateness of advice given at the time of sale of certain products.

A historical component of Life Services' product offering for with-profits business has, in common with the industry, been the provision of guarantees within the underlying contract, together with the investment of amounts held in respect of those guarantees in growth assets including equities and property. The intention is to benefit from the higher returns, relative to fixed income securities, which have been historically associated with growth assets. One measure of the extent of this investment process is the Equity Backing Ratio ("EBR"), which is a measure of exposure to growth assets including shares and property. Each life company must assess the appropriate level of investment in the context of ensuring a balance between maximising returns to policyholders and ensuring that there is adequate security of contractual obligations. The degree of risk it is possible to undertake depends on the available capital resources of the company. Substantial falls in equity values since 1999 have reduced financial strength. Accordingly, since mid 2002, Life Services has taken steps intended to have the effect of making the closed funds less vulnerable to certain risks.

The actions taken by the HHG Board included requesting further capital from its parent company, AMP. The AMP Board discussed the request for capital contribution to the United Kingdom life subsidiaries, noting that due to the structure of the funds, any such contributions did not provide benefits back to AMP's shareholders to justify such a decision in the current market conditions. Other solutions to reduce risk and the capital requirement in the funds have therefore been undertaken by the relevant life company boards, including changes to asset mix.

All three of the main with-profits life funds (Pearl, London Life and National Provident Life) have decreased their holdings of equities quite substantially. In the case of London Life and National Provident Life, exposure to listed equities is negligible, except for certain classes of London Life business for which a market value adjustment factor ("MVA") can be applied, which allows greater investment freedom to be maintained, although they retain some exposure to property markets and private equity. The primary driver for this action has been the protection of policyholder guarantees and the imperative to maintain adequate regulatory capital, although the effect of this is to limit the potential for upside growth in the event of an equity market recovery. Within Pearl, a number of derivative instruments have been put in place which have the effect of limiting the potential impact on Pearl's remaining equity exposure of falls in equity markets. The cost of such protection is borne primarily by limiting the potential upside over a defined period. As equity exposure is reduced to a level that is sustainable in the long term, and with it the potential volatility of the assets of the fund, the use of such protection will no longer be necessary. Such derivative holdings may, therefore, be phased out.

Pearl retains significant exposure to property and private capital, which are by their nature less liquid investments. The Pearl with-profits fund is contractually committed to further private equity investment into private equity funds managed by Henderson.

In reviewing the EBR for each life company, the major constraint is the need to limit exposure to volatile assets in order to protect the regulatory capital position, together with any additional prudential capital requirements which reflect the circumstances of each company. Subject to

the major constraint described above, the relevant boards of directors will take into account a number of other factors, including the disclosed EBRs of peer group closed fund companies. The current EBR for each life company as at 30 June 2003 is summarised in section 7.2.2.

As equity exposure has been reduced, investment in other asset classes, primarily fixed income securities, has been increased. The average term of fixed interest securities is managed so that it closely matches the average expected term of liabilities. This limits the impact of changes in market interest rates. However, each of the closed books contains guarantees which become more onerous as interest rates fall. Interest rate hedging limits the impact of falling interest rates on liabilities under contracts offering such guarantees and partial hedging has been undertaken in Pearl, London Life and National Provident Life. Close attention has also been paid to aligning surrender values with each policy's share of the underlying assets, subject to continuing to treat policyholders fairly.

Within the closed books, premium and investment income will reduce and claims increase over time. Cash outflow will exceed income and it will be necessary to realise assets to meet those claims. Such amounts are potentially unpredictable, since policyholders have the option to surrender or transfer policies prior to the contractual maturity date. As a result, liquidity management will become a more important component of the financial management of the closed book.

Closing the funds to new business has reduced the operational risks associated with procuring new business, such as mis-selling and other compliance issues. As closed funds, they are no longer subject to 'new business strain', the phenomenon whereby high acquisition costs are incurred at inception, and recouped only over time as product margins are recovered. This has reduced the exposure to non-recovery of such expenses.

Life Services is establishing risk management and legal processes to control and monitor legacy issues including, where appropriate, making provision in its financial statements for exposure that it has to certain business risks. For further information relating to business risks associated with the closed books of business, see section 6.8.1.

6.3.7 Key products

The Life Services businesses consist of a broad range of with-profits and non-profit policies, including annuities, pensions, savings and investment products, collective investments, protection policies and 'industrial branch' business (where premiums were originally collected directly from policyholders' homes).

These products are held by a broad range of policyholders. As at 30 June 2003, there were approximately five million policies in force.

Some of the with-profits policies contain a provision to apply an MVA. Under the terms of an MVA, an adjustment may be applied to the value of the relevant product to reflect underlying asset values when policyholders surrender in poor market conditions. For policies where there is no MVA provision, there is a risk that under poor market conditions policyholders may receive payments in excess of the underlying asset values of their contracts, a situation that will have a negative impact on the 'realistic' capital base, although not the statutory capital base, of the relevant company. Unitised with-profits policies with no MVA provision on surrender represented approximately 6.4% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003.

Certain of the pensions and other products sold by the Life Services businesses allow the policyholder options in relation to the benefit which may be taken under the contract, including the terms on which the ultimate annuity will be provided. Depending on market conditions at the maturity of the pensions contract, these options may have value to the policyholder. Certain

policies, for example, include the option to acquire an annuity on guaranteed terms. If the income stream which may be acquired through purchasing an annuity in the open market is lower than that generated by the guaranteed rate available under the terms of the pensions contract, the option will have value to the policyholder. With-profits policies with guarantees and options (other than traditional sum assured and bonuses) accounted for approximately 34.9% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003, of which 19.9% related to guaranteed terms for the payment of an annuity (either a guaranteed annuity benefit or guaranteed conversion terms), 8.6% related to guarantees of specific levels of periodic bonuses (known as 'reversionary bonus guarantees') and 6.4% related to unitised with-profits policies with no MVA provision on surrender. For further information regarding the further implications of these products in relation to the Life Services businesses, see section 6.8.1.

(a) Annuities

Pearl, London Life, National Provident Life and NPI Limited all sold annuity products under which the insurer undertook to pay the policyholder an income stream in return for a lump sum payment (a single premium). The vast majority of these were in the form of a non-profit pension product (in which an annuity is purchased using a proportion of the proceeds of an individual's pension contract). However, Life Services' portfolio also contains a small element of purchased life annuities (in which a single premium from a non-pension lump sum or a home equity release product is converted into an income stream), and some with-profits pension annuities.

Annuities accounted for approximately 23.4% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003, of which approximately 14.6% related to annuities in payment.

(b) Pensions

The Life Services businesses contain a broad range of pension products including individual, group and income drawdown contracts. The majority of the policies written by Pearl were distributed through its former direct sales force. As a result, most of these policies were simple individual products, such as individual personal pension plans. In contrast, the London Life, National Provident Life and NPI Limited businesses include a greater number of group policies (those sold to employers for the benefit of their employees). The National Provident Life and NPI Limited businesses also include income drawdown contracts which allow policyholders to take an income from their pension fund by taking a proportion of the value of their funds each year.

Pensions accounted for 50.2% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003, of which approximately 34.0% related to with-profits policies, approximately 16.1% related to unit-linked policies and approximately 0.1% related to other non-profit policies.

(c) Savings and investments

The Life Services businesses sold a variety of savings and investment products which can be broadly categorised into single premium bonds or regular premium savings products. These contain both with-profits and non-profit elements and represented approximately 22.8% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003.

(d) Protection

The Life Services businesses sold a variety of with-profits and non-profit protection policies, most of which were sold by Pearl. The principal products offered were simple, regular premium, life protection policies, which were offered either as standalone products or in conjunction with a pension contract. In addition, the Life Services businesses also offered whole-of-life protection contracts (a regular premium protection policy that also builds up cash value over the course of the policy).

Protection policies accounted for approximately 1.4% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003.

(e) Industrial branch

The Pearl book contains a portfolio of with-profits industrial branch business that accounted for approximately 2.2% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003. This book of business originally involved the physical collection of small premiums (usually once every four weeks) and was the business which initially drove the development of Pearl's large former direct sales force. Pearl ceased selling this business in June 1997.

There are still 1.8 million industrial branch contracts in force at Pearl. These consist of a mixture of endowment savings and whole-of-life contracts, with an average aggregate sum assured and reversionary bonus of approximately $1,095 (£445) per policy. Since withdrawing from marketing industrial branch policies, Pearl has actively managed this closed book to a point where the majority of the premiums relating to these contracts are collected by bank standing orders or have been commuted, with further migration being encouraged away from cash collection.

(f) Collective investments

It is intended that, subject to obtaining any necessary regulatory or other consents, all OEICs and unit trusts which are currently part of Life Services will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings. Collective investments are not included in any of the information relating to Life Services presented elsewhere in this section 6.

6.3.8 Operations

Much of the administration, support and management functions for the Pearl, London Life, National Provident Life and NPI Limited books, including customer service, finance, human resources, actuarial services and IT, are performed by the UK Service Company. Policyholders are serviced from three sites: Peterborough, Tunbridge Wells and Bristol. However, there are also a number of outsource agreements for the administration of certain specific products. These agreements are managed within a formal governance structure. Where appropriate, further outsourcing opportunities will be considered.

6.3.9 IT platform

The efficient use of IT is an essential component of ensuring that Life Services achieves its stated goal of operational efficiency. Currently, policies are administered on a number of IT systems. Life Services is expected to continue to run these IT systems; no major further IT investment is expected, unless required by legislation. However, further investment will be considered where appropriate for improved operating efficiency. Mainframe, midrange, desktop

and network services are supported via a significant outsourcing agreement with CSC Information Systems Limited ("CSC"). Tata Consulting Services provides support for many of the mainframe and PC applications. Where appropriate, further outsourcing opportunities will be considered.

6.3.10 Other Life Services businesses

(a) General insurance

Pearl formerly wrote all classes of general insurance business in a number of countries. In 1992, following a strategic review, it placed its London market (marine, aviation and reinsurance) and international business into run-off. However, as a complement to its long term life business, it continued to write United Kingdom domestic and small commercial insurance business through its then direct sales force until 2001, when it sold the general insurance business, including the right to write new business and renewals of existing business under the Pearl name, to Churchill.

The outstanding general insurance liabilities as at 30 June 2003 were $817 million (£332 million). Reinsurance reduces these liabilities, to $165 million (£67 million) as at that date. These liabilities are a combination of all types of business that Pearl wrote and are actively managed by specialist entities from both within and outside the HHG Group. These liabilities are not included in any of the information relating to the insurance liabilities of the long term funds of the Life Services businesses presented in section 6.3.5 or section 6.3.7.

(b) AMP (UK) Trustees Limited

AMP (UK) Trustees Limited formerly operated a pensions administration business that managed small self administered pension schemes established under the Income and Corporation Taxes Act 1988. In October 2003, it sold this business and related assets. AMP (UK) Trustees Limited will remain as trustee of the schemes pending execution of deeds of retirement and appointment which will remove it as trustee and appoint the purchaser as the new trustee of the schemes.

(c) Retirement Services

NPI Limited formerly operated a Retirement Services business, which sold and administered home-equity release products. On 15 September 2003, NPI Limited sold this business for a nominal sum and outsourced the administration of the existing equity release book to a related party of the purchaser.

6.4 Other businesses

6.4.1 Towry Law

(a) Overview of the business

(i) Towry Law Group

Towry Law was established in 1958 and mainly grew organically until the acquisition of Mathesons Investnet and Advizas in the late 1990s. It was acquired by AMP in 2001. It is a financial advisory group operating mainly in the United Kingdom through four divisions: Towry Law Life and Pensions ("TLLP"), Towry Law International ("TLI"), Towry Law Insurance Brokers ("TLIB") and a recently formed joint venture, Towry Law Mortgage Services ("TLMS").

Towry Law does not manufacture its own products but provides its clients with independent advice on pensions, investments, insurance and mortgages manufactured by other companies. Its target clients are 'mass affluent' and 'aspiring' individuals as well as small to medium sized enterprises ("SMEs"). A call centre acts as a central contact point from which leads are distributed, principally to TLLP.

(ii) Towry Law Life and Pensions

TLLP is a leading United Kingdom regulated IFA that advises SMEs and individuals. TLLP's consultants advise clients on savings, pensions and investment products. TLLP distributes other companies' financial products, including those of Henderson. The HHG Board believes that one of TLLP's competitive advantages is the breadth of services that it offers, particularly within the SME market. As at 30 June 2003, TLLP employed approximately 200 advisers serviced out of three support centres in the United Kingdom.

The FSA has made a number of proposals for the reform of polarisation which, if adopted, would fundamentally alter the relationship between product manufacturers and distributors, especially IFAs. The HHG Board believes that, over the longer term, there are significant demographic, social and political forces that will drive increased personal savings and investments, and that Towry Law is well placed to benefit from continued demand for face to face quality advice. For further information regarding the proposed reforms, see section 10.37.2(f).

(iii) Towry Law International

TLI is a traditional wealth manager based outside the United Kingdom providing advice principally on investments. TLI targets three main groups of clients: United Kingdom expatriates who work in the international business centres of Asia and the Middle East, wealthy indigenous clients and former expatriates who have returned to the United Kingdom. TLI was started in Hong Kong in 1990 and now comprises offices in Hong Kong, Japan, Bahrain, Dubai, Cyprus and Spain. As at 30 June 2003, TLI employed approximately 80 advisers.

(iv) Towry Law Insurance Brokers

TLIB was founded in 1965 and provides insurance services to approximately 2,600 SMEs and personal insurance lines to 16,000 individual clients. TLIB's key SME business lines are general insurance and private medical insurance broking. As at 30 June 2003, TLIB employed approximately 100 people.

(v) Towry Law Mortgage Services

TLMS was created in late 2002 as a 50/50 joint venture between Towry Law and Holdsworth Financial Management. TLMS is a fee charging mortgage intermediary based in the United Kingdom employing around 30 people as at 30 June 2003. It generates revenue from client fees, lender protection fees and commissions. As at 30 June 2003, approximately $738 million (£300 million) of gross mortgages had been written since inception.

(b) Key strengths

(i) Brand and clients

The Towry Law group has a recognised and highly regarded brand and a broad client base and offers a broad range of services, which gives it a strong position in its chosen markets.

(ii) Business model

Approximately 25% of gross revenues from TLLP and TLI each year are attributable to trail/renewal commission which underpins the income stream of the business. Both businesses continue to write the majority of new business on this basis, while TLIB enjoys a high client retention rate (around 90%), which provides earnings stability through renewal commissions.

The HHG Board believes that TLLP's medium term growth plans can be supported with only marginal growth in its infrastructure related fixed cost base, which is expected to lead to improving profitability as the business grows from its current break-even position.

(iii) Committed and experienced senior management team

The current Towry Law senior management team reflects a balance between experienced Towry Law directors who know their consultants and client base and a managing director and finance director who between them have over 35 years' experience in the financial services industry.

(iv) Successful restructuring has helped to restore profitability

A restructuring and cost reduction plan was put in place in 2002 in TLLP, including the closure of three branches, the removal of management layers and the restructuring of the back office into three decentralised regional hubs. During 2002 and the first half of 2003, costs have been reduced by approximately $20 million (£8 million) per annum. Costs have also been removed from the TLI business as non-core and loss making offices have been closed in South Africa, Belgium, Dublin and Malaysia. This restructuring has been accompanied by an increased focus on management reporting systems, compliance, business and financial controls throughout each business.

(v) Committed and experienced adviser base

TTLP's current adviser retention rate, excluding those advisers released for reasons of under performance, is above 90%. A specialist reward plan is in place for advisers. In addition, it is planned to introduce a cash based long term incentive plan for key staff, which rewards business value growth.

(c) Strategy

Towry Law's strategy over the next five years is to increase shareholder value by improving profitability at its three established divisions, exploiting each division's strengths through a group wide customer proposition that will produce a 'gearing' effect in each business. Towry Law will also seek to build the TLMS joint venture into a scaleable business which will contribute to the overall customer proposition.

Towry Law's specific strategic priorities are to:

- improve the scale and effectiveness of its adviser sales force;
- develop and enhance the individual client and corporate proposition through adviser development; and
- Build on its solid market positions in Asia and the Middle East to create a pan-Asian and pan-Gulf wealth management business.

6.4.2 *Virgin Money*

(a) Overview

The HHG Group has a strategic investment in Virgin Money, a 50/50 joint venture with Virgin Group Investments Limited and its subsidiary ("Virgin Group"). Virgin Money has an exclusive worldwide licence to use the Virgin brand in retail financial services. As at 30 June 2003, Virgin Money had approximately 735,000 customers and approximately $4.7 billion (£1.9 billion) of funds.

AMP established its relationship with Virgin Group when it acquired a 50% share in Virgin Direct in November 1995. Virgin Direct had been established in March of the same year. In 1997, Virgin Direct launched a combined current account and mortgage (the Virgin One Account) through a 50/50 joint venture between Virgin Direct and the Royal Bank of Scotland.

Following a strategic review of Virgin's presence in retail financial services, in mid 2001, Virgin Direct was merged with virginmoney.com (an online intermediary also 50% owned by AMP) to create Virgin Money Group and, at the same time, Virgin Money's interests in the Virgin One business were sold to the Royal Bank of Scotland. These transactions were completed in July 2001 and the rebranded Virgin Money was launched in February 2002.

Virgin Money offers a range of savings and investment protection and lending products.

(b) Strategy

Virgin Money aims to create value by applying the Virgin brand in retail financial services in selected markets around the world. This is achieved by Virgin Money forming 'branded packager' relationships with scale manufacturers to enable it to offer good value, straightforward, mass market financial products. The products are distributed via the internet, other direct channels and through distribution agreements with Virgin Group companies and other distribution partners. As Virgin Money moves away from product manufacturing towards branded packaging, it expects the new breed of externally sourced products to contribute an increasing proportion of revenues.

(c) Products

An example of the branded packager approach is the Virgin Credit Card in the United Kingdom. This product is provided through a manufacturing agreement with MBNA Europe Ltd. Under the arrangements with MBNA Europe Ltd., Virgin Money receives a fee per card acquired as well as trail income based on card usage and balance levels. Virgin Money does not assume any credit risk as part of the arrangement. Virgin Money acquired approximately 200,000 cards in 2002 and an additional 137,000 in the first

half of 2003. The partnership with MBNA Europe Ltd. was extended during 2003 with the launch of the Virgin Money Personal Loan.

In May 2003, Virgin Money launched the Virgin Credit Card in Australia, through a similar manufacturing agreement with Westpac Banking Corporation. By the end of July 2003, Virgin Money had received over 200,000 card applications in Australia.

In the United Kingdom, Virgin Money also continues to offer the inhouse manufactured products initially launched under the Virgin Direct brand, which include life (term and critical illness) insurance sold through its subsidiary Virgin Money Life Limited, tracker and fixed income unit trust funds, equity ISAs and individual and group pensions. Although poor stock market conditions in recent years have inevitably had some impact, Virgin Money's successful ongoing customer retention program has enabled it to maintain net cash inflows for these products.

Virgin Money has long been recognised for its market leading customer service. It was recognised as the 'Best Personal Pension Provider' and for 'Best Overall Customer Service' at the Consumer Finance awards in 2001 and 2002, and was voted the 'Best Internet Pensions Provider' by Your Money in each of 2000, 2001 and 2002.

6.4.3 AMPLE

AMPLE is an online financial services business. Its principal product is a fund supermarket that currently offers access to 23 fund managers and over 400 individual funds. Since May 2002, AMPLE has also offered share dealing services for United Kingdom and United States equities. AMPLE also provides registered users with access to third party specialist investment and information websites.

The HHG Group has been actively exploring various options for this business including sale, outsourcing and/or close down. While there can be no certainty that a transaction involving this business will occur, there is a possibility that such a transaction will take place before the Effective Date of the Scheme. At present, there can also be no certainty of the terms and conditions of any such transaction or the financial effects of such a transaction on the HHG Group. However, given the size of the business, the impact of any such transaction on the HHG Group is not likely to be material.

6.5 Risk management

The HHG Group has designed a risk management framework to manage the risks of its businesses, including those risks described in section 6.8, and ensure that the HHG Directors have in place risk management practices appropriate to a United Kingdom listed company. To the extent that these practices are not already in place, they are expected to be implemented by the Demerger Date.

6.5.1 Risk governance

The management of risk within the HHG Group is governed by a structure of Board Audit Committees and Business Unit Risk Committees.

The purpose of the Board Audit Committees is to assist the HHG Board in discharging its corporate governance responsibilities in relation to the HHG Group's regulators and external auditors and to provide assurance over the reliability and appropriateness of the disclosure of the financial statements. The Board Audit Committees also maintain an effective framework of business risk management including compliance and internal controls and ensure the adequacy of the Directors and Officers and Professional Indemnity insurance cover. All significant matters are reported to the Board Audit Committees at least quarterly.

The purpose of the Business Unit Risk Committees is to provide leadership and oversight of risk management, to maintain effective governance structures and to advise the relevant board of directors on risk management policy and risk appetite. The Business Unit Risk Committees maintain a forum for the management and resolution of all significant regulatory and compliance issues and constructively challenge the relevant business to demonstrate that risks have been identified, prioritised and addressed appropriately and to recommend improvements as required. The Business Unit Risk Committees normally meet monthly. The activities of the Business Unit Risk Committees are coordinated by the HHG Group's Risk Committee which meets at least quarterly.

6.5.2 Risk management framework

While the management of risk is the responsibility of HHG line management, the framework for the identification and monitoring of the management of risk is the responsibility of the HHG Group's governance functions. The risk management function works closely with management to maintain a risk and control self assessment process, an incident reporting process and the provision of management information to the Board Audit Committees and the Business Unit Risk Committees. The compliance function works with the risk management function and the business units to ensure that all regulatory risks have been understood and are being effectively managed.

Additional assurance is provided by the internal audit function, which operates and reports independently of the governance functions.

In addition to the governance practices described above, the HHG Group is further strengthening the Life Services control environment by the implementation of a risk and control self assessment system. This system focuses on the needs of FSA approved persons and controlled functions to demonstrate that, for their areas of responsibility, risks have been identified and controls are being operated and assessed for their effectiveness. This system is still in the process of being implemented across critical functions and is expected to be fully implemented by the end of December 2003.

6.6 References

The references in section 6 to Henderson being one of the top ten United Kingdom domiciled investment managers, based on total global assets under management, are derived from a survey jointly published by Watson Wyatt Worldwide and Pensions and Investments in September 2003 entitled P&I / Watson Wyatt World 500. This survey is based on information as at 31 December 2002. The Henderson business as it will exist following the Demerger did not exist as at that date and so is not included in the rankings contained in this survey. In order to derive a ranking for Henderson as it will exist following the Demerger, the HHG Group has taken Henderson's total global assets under management of $196.3 billion (£68.7 billion) as at 31 December 2002 and compared it with the total global assets under management of the United Kingdom domiciled investment managers included in the survey. On this basis, Henderson would be among the top ten United Kingdom domiciled investment managers in the survey.

The references in section 6 to the approximately 8% decline in value of the worldwide asset management industry's assets in 2002, the approximately 17% decline in the total assets under management in the United Kingdom in 2002, the United Kingdom being the largest asset management centre in Europe as at the end of 2002 and the approximately 7% of professionally managed global assets accounted for by the United Kingdom are derived from a report published by The Boston Consulting Group in June 2003 entitled Navigating the Maze: Global Asset Management 2003.

The reference in section 6 to Henderson being the seventh largest manager of United Kingdom segregated pension funds is extracted from a report appearing in the Financial Times on 19 May 2003.

The reference in section 6 to the United Kingdom life insurance and pensions industry being the largest in the European Union and the third largest in the world is extracted from a report published by Swiss Reinsurance Company Economic Research & Consulting in November 2002 entitled World insurance in 2001: turbulent financial markets and high claims burden impact premium growth (sigma No. 6/2002).

6.7 Directors and employees

6.7.1 HHG Board

(a) HHG Board members

On the Demerger Date, the HHG Board will consist of the non-executive Chairman, three Executive HHG Directors (being the Managing Director and Chief Executive Officer, the Chief Financial Officer and the Managing Director Life Services) and five Non-Executive HHG Directors:

Name of HHG Director	Position
Sir Malcolm Bates	Chairman and Non-Executive HHG Director
Roger Yates	Managing Director and Chief Executive Officer
Nicholas Toby Hiscock	Chief Financial Officer
Ian Laughlin	Managing Director Life Services
Peter Costain	Non-Executive HHG Director
Roger Patrick Handley	Non-Executive HHG Director (AMP nominee)
Anthony Hotson	Non-Executive HHG Director
Andrew Mohl	Non-Executive HHG Director
Sir William Wells	Non-Executive HHG Director

The HHG Board will be responsible for all strategic decisions regarding HHG's business, including approval of commercial strategy, annual budgets, interim and full year financial statements and reports, and dividend and accounting policies. It will also be responsible for approving all significant capital projects, investments and disposals.

(b) Biographical information

Details of the HHG Directors are as follows:

(i) Chairman

Sir Malcolm Bates, Hon. DLitt, MSc, FCIS, FRAeS, CCMI, age 69 – Chairman and Non-Executive HHG Director

Chairman of HHG and Non-Executive HHG Director since March 1996. Chairman of Pearl, National Provident Life and NPI Limited. Director of AMP from March 1998 to August 2003.

Experience: Former Deputy Managing Director of GEC plc from 1985 to 1997 after being Senior Commercial Director from 1976 to 1985. Prior to that, five years in merchant banking as director and managing director. In recent years, non-executive director of various companies including Chairman of London

Transport from 1999 to 2003 and non-executive member of various Government panels and task forces.

(ii) Executive HHG Directors

Roger Yates, BA (Hons) (Oxon), age 46 – Managing Director and Chief Executive Officer

Executive HHG Director since June 2003 and Managing Director of Henderson Global Investors since 1999. AMP Director from December 2002 until the Demerger.

Experience: Joined AMP in October 1999 to lead the integration of Henderson Investors and AMP Asset Management Australia to form Henderson Global Investors. 22 years' experience in the fund management industry as an investment professional and business manager. Previously he was Chief Investment Officer of Invesco Global and held senior roles for fund management companies LGT and Morgan Grenfell.

Nicholas Toby Hiscock, BA (Hons) (Oxon), MA (Oxon), FCA, age 43 – Chief Financial Officer

Executive HHG Director since August 2003.

Experience: Chief Financial Officer of HHG since May 2003. Previously Global Director of Finance and Strategy for Henderson Global Investors from January 2003 and Director of Finance for Henderson Investors from July 1998, having held senior internal audit and finance roles since joining Henderson Investors in 1992. A qualified chartered accountant with 22 years' experience in the accounting profession. Prior to joining Henderson Investors, was Senior Audit Manager at Midland Bank, London for three years. From 1981 to 1988 worked for Binder Hamlyn, Chartered Accountants in London.

Ian Laughlin, BSc, FIA, FIAA, age 52 – Managing Director Life Services

Executive HHG Director since January 2003.

Experience: Ian Laughlin was appointed Managing Director UK Life Services in October 2002. In the five months prior to his current appointment, he was Director, Managing Director's Office of the former UK Financial Services business, and prior to that held a similar role in Australian Financial Services for over two years. He has almost 30 years' financial services experience. He joined AMP in 1996 as Chief Manager Life and Risk Insurance Service, and later became General Manager, Customer Solutions. Prior to joining AMP, he was General Manager Retail Customer Services, Suncorp and before that held various senior management roles in Suncorp and National Mutual. He is a qualified actuary.

(iii) Non-Executive HHG Directors

Peter Costain, FCA, age 65

A Non-Executive HHG Director since April 1994 and Chairman of the HHG Board audit committee since October 2000. Director of Pearl, National Provident Life and NPI Limited.

Experience: Former Group Chief Executive and Deputy Chairman of international construction group, Costain Group plc and prior to that, Managing Director of Costain Australia Limited. Previously seven years in the accountancy profession.

Roger Patrick (Pat) Handley, BA, MBA, age 58

Appointed as an AMP Director in April 2003. A Non-Executive HHG Director since June 2003.

Experience: Over 30 years' international financial services experience. Former Executive Director and Chief Financial Officer of Westpac Banking Corporation from 1993 to 2001. Previously he was Chairman and Chief Executive Officer of County Savings Bank (USA), Chief Financial Officer of Bank One Corporation (USA) and a director of Suncorp Metway Limited.

Following the Demerger, Mr Handley will be the Non-Executive HHG Director nominated by AMP.

Anthony Hotson, M.Phil (Oxon), MA (Oxon), MA (London), age 49

A Non-Executive HHG Director and director of Pearl, National Provident Life and NPI Limited since November 2002. Chairman of London Life since February 2003. Chairman of Towry Law since October 2003.

Experience: Formerly at the Bank of England, McKinsey & Company and Warburg where he was director of S.G.Warburg & Co. Ltd from 1992 to 1995 and subsequently Managing Director and head of Financial Institutions Group, Warburg Dillon Read, investment banking division of UBS AG.

Andrew Mohl, BEc (Hons), age 47

Managing Director and Chief Executive Officer of AMP, and a Non-Executive HHG Director, since October 2002.

Experience: 20 plus years' financial services experience, including more than six years at AMP. Was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice based distribution and the development of AMP's multi-channel distribution platform.

Former ANZ Senior and Chief Economist (1986–1990) and Managing Director ANZ Funds Management (1993–1996). Past Deputy Head of Research at the Reserve Bank of Australia.

Sir William Wells, BA, FRICS, age 63

A Non-Executive HHG Director since April 1994. Director of Pearl, National Provident Life and NPI Limited.

Experience: Currently President of Chesterton International plc, international property group, having joined Chesterton Property Consultants in 1959 and becoming a partner in 1965. He received a Knighthood in 1997 for his services

in a non-executive capacity to the National Health Service, and in April 2001 was appointed as Chairman of the NHS Appointments Commission, which is responsible for all non-executive National Health Service appointments in England.

6.7.2 *Corporate governance*

(a) Board procedure

The HHG Board meets at least six times per year and may meet at other times at the request of any HHG Director. Resolutions will be adopted by majority vote of those present and if the votes are equal, and if there are at least three directors present who are entitled to vote, the chairman of the meeting has a second, or deciding, vote. Each HHG Director has one vote.

HHG's Articles contain procedures to deal with any conflict of interest which may arise in proceedings of the HHG Board. Each HHG Director is required to disclose to the HHG Board any interest which the HHG Director has in any proceedings of the HHG Board, and, except as otherwise provided by the Articles, the HHG Director shall not vote at a meeting of the HHG Board or a committee of the HHG Board on any resolution concerning a matter in which he has an interest.

(b) Board committees

The HHG Board has established an audit committee, a remuneration committee and a nomination committee.

The HHG Board audit committee is chaired by Peter Costain. It will meet at least four times a year. The HHG Board audit committee is responsible for making recommendations to the HHG Board on the appointment of the auditors and the audit fee and for reviewing the performance, independence and objectivity of the auditors. It receives and reviews reports from the management and HHG's auditors relating to HHG's annual report and accounts and interim reports. The HHG Board audit committee focuses particularly on compliance with legal requirements, accounting standards and the form of HHG's statutory accounts, HHG's accounting policies and ensuring that HHG maintains an effective system of internal financial and non-financial control. It will also focus on compliance with applicable listing rules. The HHG Board audit committee also receives formal reports from HHG's internal auditor who attends meetings as required. The ultimate responsibility for reviewing and approving the annual report and accounts and the interim reports remains with the HHG Board.

The HHG Board remuneration committee is chaired by Sir William Wells. The HHG Board remuneration committee, which will meet at least four times a year, has responsibility for making recommendations to the HHG Board on HHG's policy on the remuneration and performance of Executive HHG Directors and for determining, within agreed terms of reference, specific remuneration packages for each of the Executive HHG Directors, including pension rights, any compensation payments and the implementation of executive incentive schemes. The HHG Board remuneration committee operates on the principle that members of the executive management should be provided with appropriate incentives to encourage superior performance and should, in a fair and responsible manner, be rewarded for their individual contributions to the success of the HHG Group.

The HHG Board nomination committee is chaired by Sir Malcolm Bates. The HHG Board nomination committee, which will meet at least four times a year, has responsibility for considering the size, composition and balance of the HHG Board,

retirement and appointment of additional and replacement HHG Directors and making appropriate recommendations to the HHG Board.

(c) Corporate governance and HHG Directors' dealings

The HHG Directors support the high standards of corporate governance contained in the Code on Governance and Code of Best Practice issued by the Financial Reporting Council, known as the Combined Code, and the Principles of Good Corporate Governance and Best Practice Recommendations issued by the ASX Corporate Governance Council ("ASX Principles") this year.

The Combined Code provides that the board of directors of a United Kingdom public company should include a balance of executive and non-executive directors (in particular independent non-executive directors), with at least half of the board comprising non-executive directors determined by the board to be independent in character and judgment and free from any relationships or circumstances which are likely to affect or could appear to affect, the director's judgment. The ASX Principles also provide that a majority of the board should be independent directors.

The Combined Code provides that the remuneration committees of United Kingdom public companies should consist exclusively of at least three independent non-executive directors who are independent in character and judgment and free from any relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment. The ASX Principles provide that the remuneration committee should consist of a minimum of three members, the majority being independent directors, with the committee to be chaired by an independent director.

Following the Demerger, the HHG Directors intend to comply in all material respects with the ASX Principles and the Combined Code, except as set out in its Annual Report for the financial year ended on 31 December 2003.

HHG will, assuming admission of HHG Shares to the UKLA Official List, comply with a code on securities dealings in relation to HHG Shares which is based on, and is no less exacting than, the Model Code published in the UK Listing Rules. This code will apply to HHG Directors and relevant senior employees of the HHG Group.

(d) Subsidiary governance

Each of the subsidiaries in the HHG Group has its own separate board of directors. For those subsidiaries which are regulated entities, the directors, who in the case of United Kingdom regulated entities include persons approved by the FSA, have an obligation to comply with regulatory duties in addition to their general duties under company law.

In addition, management of the National Provident Life and London Life business is subject to rules set down by the court orders made in respect of transfer schemes which were effected to transfer the relevant books of long term insurance business into those companies in which those businesses now sit. In the case of National Provident Life, these provisions included the establishment of a supervisory board, distinct from the board of directors of the company itself, which is responsible for the management (including investment and bonus policy) of the National Provident Life fund, and which has regard solely to the interests and reasonable expectations of National Provident Life policyholders.

6.7.3 *Employees*

As at 30 June 2003, the number of full time equivalent employees in the HHG Group (excluding employees of Virgin Money) was 4,558 (including contractors) and the number of actual employees was 4,684. As at 31 December 2000, 2001 and 2002, respectively, the approximate number of full time equivalent employees in the HHG Group (excluding employees of Virgin Money), was 8,870, 9,250 and 6,590 (including contractors).

The new structure for the HHG Group's corporate office will be progressively implemented with appointments being completed by December 2003.

In the United Kingdom, as a direct result of the Demerger and acceleration of business transformation plans, approximately 900 further positions will become redundant within the Life Services businesses. These changes are scheduled for completion by June 2004, by which time it is estimated that the HHG Group will have approximately 3,270 full time equivalent employees and 3,370 actual employees. These figures are estimates only, as in implementing the new structures, consistent with HHG's employee consultation process and flexible work policy, the HHG Group may choose to employ people on a part time or flexible basis to fill full time positions. As a result, actual headcount is difficult to predict accurately at this time.

Employees will be offered redeployment opportunities where available. A structured selection process will be followed in filling available roles in HHG to ensure equity, fairness and that talent is retained. Where redeployment is not available, employees will be supported with appropriate severance packages and outplacement services.

6.7.4 *Corporate office*

As it was previously part of the AMP Group, HHG will be establishing a corporate office to meet obligations to shareholders and regulatory requirements. It will also be necessary to establish a corporate presence in Australia. The key responsibilities of the corporate office will be development of corporate strategy, review of business unit strategies and targets, management of capital, investor relations, board support and the development and oversight of key governance frameworks related to legal and regulatory requirements, financial control and human resources.

6.7.5 *People and culture*

The people philosophy for HHG recognises that successful implementation of HHG's overall strategic plan will require a strong focus on attracting and retaining the right people and creating a working environment and culture which supports the needs of the business. Core elements are clear communication and regular feedback on business priorities and progress, performance management, reward for results and opportunities for development.

Specific HR strategies and policies will vary by business unit to reflect business needs and their competitive environment. In Life Services, the focus will be on a well managed process to achieve the required level of resourcing for a closed book and development and retention of key talent. In Henderson, the focus will be on maintaining a distinctive investment management culture with a focus on teamwork, performance and innovation, attracting and retaining the best talent and market competitive reward which encourages a sense of ownership in the business. For Towry Law, the focus will be on targeted recruitment and development to support the planned growth of the business, management development, succession planning for key roles and reward strategies which encourage increasing the value of the business.

6.7.6 *Remuneration policies*

HHG Group's remuneration framework is designed to be market competitive and specifically to motivate employees to improve individual and corporate performance, retain key employees and align employee behaviours with the interests of shareholders.

It is based on a total reward approach designed to deliver top quartile pay for top performance. There are three key components:

- base salary – positioned at the middle range of the market;
- annual bonus – paid under a short term incentive ("STI") plan where individuals have the opportunity to receive a bonus based on business/individual performance against targets. In Henderson and Towry Law, specialist sales plans provide this for sales staff; and
- long term incentive – performance based for senior executives and key individuals.

The relevant market benchmarks will be an asset management peer group for Henderson and relevant financial services peer groups for Towry Law and Life Services. For senior corporate staff, the benchmark will be a mix of asset management and financial services to reflect the nature of the business.

(a) Restructure and Employee Retention Arrangements

AMP has developed and implemented a program (the "Restructure and Employee Retention Arrangements") to retain certain key staff who are either critical to the Demerger process or to ensuring that business as usual is maintained for those parts of AMP's businesses significantly impacted by the Demerger. For further information, see section 10.16. The total cost (before tax) of these arrangements in respect of employees in HHG's businesses is approximately $25.7 million (£10.3 million).

(b) Employee incentives

Going forward, this will be replaced by a number of equity based incentives including a long term incentive plan and a restricted share plan for key individuals critical to the future of the business. For further information, see section 9.

Each of the businesses within the HHG Group has established remuneration policies to attract and retain key talent, which are set out below.

(i) Henderson

The objective of Henderson's remuneration policy is to provide total compensation opportunities which are competitive within the markets in which Henderson operates (by both geography and type of job), reward performance and which encourage a sense of ownership in the business. The aim is "top pay for top performance".

For senior investment professionals, the STI bonus range is 0–150% of base salary with a target of 75%.

There are also some specialist incentive plans. Investment managers in listed assets have the opportunity to earn above their STI bonus through the GEBS and performance fees. Under GEBS, participants share in the net year on year profitability growth (ie ongoing revenue less direct costs) relating to the funds

they manage. Part of the payment is in cash and part is invested in Henderson funds of their choice which is matched by Henderson and paid out after three years. Investment teams also receive a share of performance fees on funds they manage which is paid out over two years.

Private equity investment managers participate in carried interest plans and have the opportunity to earn above their annual bonus via a share of transaction fees they generate on their funds.

For sales professionals, the annual bonus program is replaced by an uncapped sales incentive plan. The design varies by region to ensure local market competitiveness but all have similar principles relating to generation of profitable new business, client retention and teamwork.

(ii) Life Services

The retention of key talent is a major priority. Critical personnel are identified under two main categories:

- individuals whose skills are critical to transition; and
- individuals with skills relating to managing in the ongoing business model.

To date, the focus has been on targeted use of the STI bonus pool and the Restructure and Employee Retention Arrangements. Going forward, the focus is on providing rewarding and challenging jobs with good opportunities for personal development. Arrangements will be individually tailored with a range of incentives including retention bonuses and/or grants under the corporate share plans.

(iii) Towry Law

Towry Law has in place a specialist reward plan for sales professionals and a long term incentive plan for key staff which rewards business value growth.

6.8 Risk factors

This section, which sets out the risks that may affect an investment in HHG, has been prepared for use in connection with the proposed listing of HHG on the LSE using a format and style of presentation consistent with market practice for United Kingdom listing documents. AMP Shareholders should give consideration to all the information in this document, including both the risks associated with an investment in HHG as well as the measures that have been put in place to seek to mitigate such risks.

An investment in HHG Shares involves a degree of financial risk. This section addresses certain risks associated with the HHG Group. If one or more of the following risks were to occur, it could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition, including its share price and its ability to pay dividends.

6.8.1 Risks associated with Life Services and Towry Law

(a) Life Services' risk environment

Life insurance companies in the United Kingdom are subject to a number of inherent risks which arise from a range of factors, including product design (including the

provision of a range of guarantees), selling and marketing practices, interest rate and market fluctuations and operational management. They operate in a regulated environment which is exposed to market fluctuations. The falls in United Kingdom interest rates in the past few years and the decline in global equity markets have highlighted these risks, as both investment returns and the value of the assets held by life insurance companies against their liabilities have fallen. At the same time, heightened consumer expectations, better healthcare provision and demographic changes arising from longer life expectancy are changing the assumptions that underpin the pricing of a number of the life insurance industry's policies and products. All life insurance companies in the United Kingdom are exposed to these inherent risks.

Because of the different ways in which the businesses that are now part of Life Services operated and developed in the past, their closed books include a wide range of policies and products sold over a number of decades using many different forms of product literature and through a variety of sales channels (including, in the case of Pearl, a substantial direct sales force). Each of the Life Services businesses has a number of policy administration systems of varying age and functionality, as a result of which the nature and quality of policy and customer data retained and the complexity of administration vary across the different businesses and across individual portfolios. This legacy of the Life Services businesses creates additional risks to which the HHG Group is exposed, which are set out in further detail below.

The HHG Group has identified a number of risks specific to Life Services, which arise both from the environment in which it now operates and from the legacy of the Life Services businesses. It has taken steps to mitigate these risks and, where appropriate, the relevant life companies have made provisions within their audited financial statements. However, there can be no assurance that all of the risks that might emerge have been identified nor that the provisions will prove to be adequate. In understanding the impact that these risks may have on the HHG Group, potential investors should be aware that one of the principal regulatory objectives of the FSA is the protection of policyholders (who take priority over shareholders). All United Kingdom life insurance companies are required by the regulatory regime and by the FSA to treat policyholders fairly, which at times may be detrimental to shareholders. The impact of unexpected liabilities on Life Services' thinly capitalised life funds may be material, and in particular may affect the amount and/or timing of any capital that can be released from the Life Services businesses or the ability of the Life Services businesses to meet regulatory capital requirements.

(i) Regulatory capital requirements

Many of the Life Services businesses are authorised insurance companies and are therefore required by the FSA to maintain a margin of assets over liabilities to meet minimum regulatory capital requirements – that is, maintain a sufficient level of capital to meet policy liabilities (determined by making appropriate allowance for policyholder reasonable expectations) under defined adverse future scenarios. For further information regarding Life Services' regulatory capital requirements, see sections 7 and 10.37.2.

The Life Services businesses have taken a number of steps to improve the regulatory capital position of the life companies since mid 2002. However, the FARs of the life companies remain low, particularly for National Provident Life, and there are a number of possible scenarios which could potentially bring pressure on, or even cause a breach of, their RMMs. As a result, there is a significant risk that adverse experience in one or more of these with-profits funds, which could result from changes to future experience assumptions, unforeseen issues such as compensation claims, or adverse current

experience such as a further sharp fall in asset values, could lead to a breach of their minimum regulatory capital requirements.

Both Pearl and London Life currently rely on waivers that allow them to bring implicit items into the required margin calculations to meet their regulatory capital requirements. These waivers expire at the end of November 2003. It is the intention of the relevant companies to seek renewal of these waivers as they expire. It is highly likely that the RMMs of each life company will be breached if the waivers are not renewed. The HHG Directors have been given no indication that the waivers will not be renewed.

Further, the regulatory capital regime is changing in 2004 with the introduction of the Integrated Prudential Sourcebook and with the implementation in the United Kingdom of the Financial Conglomerates Directive. Among other things, the Integrated Prudential Sourcebook will require a more realistic assessment of the liabilities and risk based capital requirements of the business under a "twin peaks" approach to the assessment of capital needs. The specific details of the new twin peaks regulation are not yet finalised, although a consultation paper (CP 195) has been released by the FSA. Overall, it is expected that for Life Services the new regime will be more onerous than the current regime.

The Financial Conglomerates Directive will introduce a supplementary prudential capital requirement for financial conglomerates (broadly, these are financial groups which include both insurance companies on the one hand and banks and/or investment firms on the other). The Financial Conglomerates Directive also contains provisions for monitoring of intra-group transactions and risk exposures. The HHG Group would qualify as a financial conglomerate and would be subject to the Financial Conglomerates Directive requirements.

Current FSA rules provide an insurer with two options for valuing shares held in a non-insurance group company – the shares may be valued either on a surplus assets basis or on a market value basis. The insurer may adopt the higher of the two valuations. In CP 145, which was published in July 2002, the FSA expressed an intention to remove the market valuation option which would mean that insurers would be required to value shares in non-insurance group companies on a surplus assets basis. The FSA stated that it proposed to make this change when the Financial Conglomerates Directive is implemented in the United Kingdom. It is expected that a consultation paper on implementation of this Directive will be published in October 2003 and that implementation may be as early as January 2005. If CP 145 was implemented in its current form, it could reduce the amount of Pearl's admissible assets by £210 million. The HHG Group has a number of options available to it to mitigate the impact of CP 145, including a further restructuring of the strategic assets held by Pearl. It is HHG's current intention in the long term to acquire full ownership of AMP Invest (including Henderson and any of AMP Invest's other subsidiaries). Should HHG be unable to implement any such restructuring proposals, there is a significant risk that Pearl will breach its regulatory capital requirements on implementation of CP 145.

For further information relating to the new regulatory regime in the United Kingdom, including more information on CP 195, the twin peaks regime, the Financial Conglomerates Directive and CP 145, see sections 14 and 10.37.2.

If one or more of the Life Services businesses were to breach their minimum regulatory capital requirements, the FSA would look to HHG to take action to improve the capital position. This might require the relevant Life Services businesses to take certain steps for the security of policyholders, and might impose restrictions on the flow of capital from the relevant Life Services businesses. In the event of a breach, Life Services would work closely with the FSA to develop a plan to protect policyholder interests and restore regulatory capital to acceptable levels over time. The plan would seek to ensure that the financial resources necessary to meet responsibilities to policyholders were maintained and could include a number of measures, including changes to the mix of assets, a reduction in the bonus rates payable to policyholders or the sale of inadmissible assets. Such measures may have an impact on the level of assets which can be attributed to shareholders' funds.

Although there is no legal obligation for shareholders to contribute additional capital to prevent a breach of the minimum regulatory capital requirements or to correct an existing breach, if the capital margins of the Life Services businesses continued to be under threat after having taken the agreed action, the HHG Group would have to consider taking further measures to protect the capital margins, which may include raising additional capital in the form of debt or equity.

(ii) Capital releases

United Kingdom regulations require capital to be retained in life insurance companies to enable the funds of such companies to meet statutory regulatory capital margins and to provide them with a buffer against different risks. In the closed book environment of Life Services, as policies mature or are surrendered, the liabilities of the different funds will decline over time and so the amount of capital required to be held against these liabilities will also fall, which may result in the funds holding surplus capital. However, the amount of capital that is surplus to a fund will also depend on, among other factors, the net policyholder cash flows, the mix of assets and the investment performance, any changes in the level of liabilities against those anticipated and any expenses which have to be met out of any surplus. The level of expenses will depend upon the control of overall expenditure and the terms of the service agreements between the UK Service Company and the Life Services businesses.

The principal risk to the release of any surplus capital is the emergence of unexpected or undervalued policy liabilities. If these additional liabilities arise in a non-profits fund, the cost will fall on the shareholders, whereas if they arise in a with-profits fund then the impact on shareholders of the relevant life company and the policyholders will depend on the nature of the liability, the allocation arrangement of the fund and the availability of policyholder capital. Although the Life Services companies contain a number of different funds, capital adequacy is assessed at the company rather than the fund level. As at 30 June 2003, while the Pearl 90:10 fund showed a deficit, this was covered by assets within the Pacific fund. Under the current reporting regime, there is no requirement to formally transfer assets to clear the deficit. As with the existing regime, there is a deficit within the Pearl 90:10 fund under CP195. CP195 proposes that it will be necessary to make a transfer between funds to clear any such deficit which arises. In order to address this, Life Services intends to swap admissible assets from the Pacific fund with inadmissible assets in the Pearl 90:10 fund, principally the overcoat (the fund's investments

supported by contingent loans to National Provident Life, as described in section 6.3.5(b)). Nevertheless, while the deficit remains, or if a deficit emerges at a future date, there is a risk that such a deficit will constrain the ability of the non-profit funds to release capital.

In general, the release of any surplus capital from Life Services is determined by the appointed actuary and the board of directors of the relevant life company. Any surplus capital that emerges from a non-profit fund (except the National Provident Life non-profit fund) can be attributed to the shareholders' fund, although the appointed actuary may retain any such surplus within a long term fund for the protection of policyholders. The appointed actuary will also make a recommendation regarding the attribution and distribution of any surplus that emerges from a with-profits fund to both policyholders and shareholders, with any distributions to policyholders made by way of reversionary or terminal bonuses.

In the context of the estimated position of the Pearl with profits fund under CP195, it has been necessary for the board of directors of Pearl to give an undertaking to restrict transfers to shareholder funds from the Pearl 90:10 fund for as long as policyholder security and customer interests require and in any event capital may not be released before 2014 without the prior consent of the FSA. The commitment to withhold these transfers has provided additional capital support to the realistic balance sheet determined for the purpose of CP195. In addition, the board of directors of Pearl has committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

The release of any surplus capital into shareholders' funds does not necessarily mean that it can be distributed to the life company's shareholders. The FSA may in certain circumstances impose requirements on a company (for example, where that is regarded as desirable in order to protect the interests of customers). Such requirements may, in the context of the Life Services businesses, block the distribution of profit from shareholders' funds and may require the capital to be retained within the company for the benefit or security of policyholders. Alternatively, transfers of assets to shareholders' funds may be restricted under such requirements to the transfer of strategic assets (such as investments in other group companies) rather than more liquid assets, which would make it less likely that the surplus would lead to a distribution to shareholders.

A further factor affecting the timing of capital releases will be the level of EBR of each with-profits fund. If the capital position of each of the with-profits funds improves in the future, the relevant board will need to consider increasing the EBR. In considering any increase in EBR, the board will have to take into account the interests of policyholders and shareholders. The board will evaluate the opportunities on a risk-reward basis. In support of the decision to increase the EBR, the board might consider the potential for higher long term returns in the with-profits fund. Higher returns could lead to higher shareholder transfers from the with-profits fund as policyholder bonuses increase. Higher returns could also result in a reduction in the degree of impairment which is currently recognised in HHG's audited financial statements. For example, should London Life increase its EBR this could lead to a higher value for the intra-group contingent loan made to London Life. Conversely, in favour of a more conservative approach will be considerations of maintaining an adequate level of security for policyholders and shareholders. There is a risk that, in the event of such an increase,

shareholders' funds will be exposed to greater risk and any potential release of capital may be deferred or constrained. Ultimately, the decision will be critically dependent on the overall capital resources available and will give primacy to benefit security. From 2004 onwards, any decisions will be made in accordance with each company's Principles and Practices of Financial Management (see section 6.3.4(c)), which will provide an indication of the factors affecting this decision.

The value of the HHG Group to shareholders is partly dependent on the amount of capital that can be released from the Life Services businesses and/or the timing of such releases. Adverse changes to the expected amount and/or timing of capital releases could have a material adverse effect on, or be materially adversely affected by, the HHG Group's results of operations and/or financial condition.

There can be no assurance as to when any surplus capital can be released, nor can there be any assurance that there will be any surplus capital capable of being released at any time. For more detail in relation to capital releases, see the full Consulting Actuary's report in section 14.

(iii) Unidentified business risks

There can be no assurance that the HHG Group has identified all of the risks to which it may be exposed arising from any of the Life Services businesses. Factors including the age of the portfolios of policies within the funds, the extent of the organisational changes that the Life Services businesses have undergone and the variable quality of records over the extended infrastructure mean that there is a risk that issues relating to the terms, design, distribution and administration of policies and products may emerge in the future. Areas where additional exposures may, for example, arise include the risk that the underlying assumptions used in establishing the reserves for policy liabilities prove to be invalid (see "Insurance risks" below), the risk that it may be alleged or found that policyholders received misleading advice either as to which products were most appropriate for their circumstances or as to the nature of the products sold to them (see "Mis-selling risks" below), and the risk of errors having arisen in the administration or interpretation of the approximately five million outstanding policies written by the Life Services businesses (including errors arising from historic deficiencies in the operational systems operated by the businesses) (see "Operating risks" below).

To the extent that there are risks that have not been identified, exposure to those additional risks could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iv) Provisions

In addition to the industry wide reviews of the conduct of life insurance companies (including the Life Services businesses) initiated by the FSA in the last decade, the HHG Group has identified a number of other business risks to which Life Services has or may have exposure, including some of the risks referred to in this section 6.8, and has taken what it believes are appropriate steps to manage and mitigate these risks. These steps include, where the board of directors of the relevant life company believes it to be appropriate and it is possible to do so, making provisions for the potential related liabilities in its audited financial statements. For further information regarding certain of

the provisions contained in the HHG Group's audited financial statements as at 30 June 2003, see section 7.

While the HHG Board considers that the provisions are adequate, they are based on current assumptions and judgments about future outcomes. As a result, there is a risk that the provisions established may prove deficient. If the provisions prove deficient, this could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Provisions in respect of the Life Services businesses are allocated to the appropriate shareholders' fund or long term fund as determined by the board of directors of the relevant life company, depending on the source of the provision. Allocating a new or increased provision to a fund of a Life Services business which is thinly capitalised may have a material adverse effect on the relevant life company's ability to release capital or meet minimum regulatory capital requirements. For further information on capital releases and the consequences of breaching minimum regulatory capital requirements, see "Capital releases" and "Regulatory capital requirements" above.

(b) Insurance risks

The long term insurance business of Life Services depends to a significant extent on the values of claims paid in the future, relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment revenue exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed by reference to assumptions with regard to the development of interest rates, mortality rates, persistency rates (being the extent to which policies remain in force and are not for any reason surrendered or transferred prior to maturity) and future levels of expenses.

In addition, it is necessary for the boards of directors of the relevant companies to make decisions, on the advice of the relevant appointed actuary, which ensure an appropriate buildup of assets and liabilities relative to one another. These decisions include the allocation of investments among equity, fixed income, property, other internal and external unlisted investments and other asset classes, the setting of policyholder bonus rates (some of which are guaranteed) and the setting of surrender terms. While the boards of directors of the life companies seek to ensure that such decisions are consistent with their regulatory obligations, there is a risk that policyholders may argue that their interests have been adversely affected by such decisions.

(i) Actuarial assumptions

Although Life Services monitors its actual experience against the actuarial assumptions it has used and uses that outcome to refine its long term assumptions, because of the underlying risks it is not possible to determine precisely the amounts which it will ultimately be necessary to pay to meet such liabilities. Amounts may vary from estimates, particularly when those payments do not occur until well into the future. Life Services evaluates its liabilities at least annually, allowing for changes in the assumptions used to establish its liabilities, as well as for the actual claims experience. Changes in assumptions may lead to changes in the level of capital required to be maintained. To the extent that actual claims experience is less favourable than the underlying assumptions, or it is necessary to increase provisions in anticipation of a higher rate of future claims, the amount of additional capital

required (and therefore the amount of capital which can be released from the Life Services businesses) and the ability of Life Services to manage the closed business in an efficient manner may all be materially adversely affected.

In a closed book, any divergence in persistency rates from those assumed may have a greater impact (whether positive or negative) than in an open book, where other factors may offset some of this risk. Additionally, different persistency rates across certain types or classes of policyholders may have a greater impact than across others.

Life Services has made a number of assumptions regarding mortality rates, which assumptions are based on slower improvements in mortality rates than those made by some United Kingdom life insurance companies. However, the HHG Board believes that these assumptions are appropriate having taken into account Life Services' customer base and experience to date.

If the reserves established for future policy liabilities were to prove inadequate, the HHG Group would have to increase such reserves, which could have a material adverse impact on the HHG Group's business, results of operation and/or financial condition.

(ii) Actuarial management

Traditionally, provisions in respect of liabilities for with-profits business written in the United Kingdom have been invested in a mix of equities and property as well as fixed income securities. The value of such assets may reduce and there is a risk that there may be a mismatch between the liabilities and the value of the assets available to meet them. Life Services has substantially reduced exposure in the various with-profits funds to equities and property, but there is a remaining exposure. Bonus rates have been reduced to ensure greater alignment between liabilities and the available assets. For most classes of policies surrender values are closely aligned with underlying asset shares, which further limits the differences. However, there is not a perfect match between expected revenue streams from the available assets and expected claims payments under policies. If asset and liability values do not move consistently it may be necessary to meet some or all of the difference from shareholder resources, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iii) Interest rate fluctuations

Under relevant United Kingdom insurance regulation, the rate at which future actuarial liabilities can be discounted is based on the level of long term interest rates. The liabilities in respect of certain products, notably annuities, vary as interest rates fluctuate and so life insurance companies often attempt to match the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. However, to the extent that such asset liability matching is not practicable or fully achieved there may be fluctuations in the difference between assets and liabilities as interest rates change. Interest rate fluctuations could therefore have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iv) Product guarantees and benefits

In the 1970s and 1980s, when interest rates were higher than they have been in recent years, life insurance companies (including the Life Services

businesses) sold pension contracts that contained certain guarantees or options, including guaranteed annuity options that allowed the policyholder to elect to take the lump sum payable upon the maturity of the pension and apply the funds to purchase an annuity at a minimum guaranteed rate. During the last decade, interest rates and inflation have fallen and life expectancy has increased more rapidly than originally anticipated. As a result, in many cases the guaranteed rate applicable to these contracts is more favourable than the current annuity rate in the market.

Each of the Life Services businesses has existing liabilities relating to guarantees and options contained in policies, which are increased by downward movements in interest rates, increasing life expectancy and the proportion of customers exercising their option. In order to address the interest rate risk, Pearl and National Provident Life have purchased derivatives that provide some protection against an increase in liabilities and the sensitivity of profit to movements in interest rates. A variety of derivatives have been purchased, primarily split between those which have a value determined by reference to United Kingdom interest rates and those which have an embedded sterling hedge. Although the latter derivatives are denominated in sterling, their value is determined by reference to euro zone interest rates. Conversely, the hedged liabilities are denominated in sterling and their value is determined by reference to the then current United Kingdom interest rate. There is therefore a risk that Life Services may not be fully hedged if euro zone European and United Kingdom interest rates do not move consistently with each other.

There has been significant market concern as to the implications of such guarantees and options on reserving and bonus declarations. The Life Services businesses seek to manage this issue in accordance with both the terms of the policies issued by them and the interests of customers, and have obtained external advice supporting the manner in which they operate the long term funds in this respect.

The most significant factors affecting the cost of these liabilities relative to the provisions made are the number of customers electing to exercise their option to take the more favourable annuity rate and the relative value of the hedge derivatives and the liabilities.

In addition, certain Pearl, London Life and National Provident Life contracts designed to back mortgages have been provided with an additional partial guarantee voluntarily offered to offset potential benefit shortfalls.

If the current provisions established in the audited financial statements of the HHG Group in respect of these guarantees, options and other related benefits prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(c) Mis-selling risks

The life and pensions products written by Pearl and London Life were distributed through employed (or direct) sales forces. The remuneration of those sales forces, which sold the full range of the insurance companies' life and pension products and provided a face to face financial planning and advisory service, was largely based on commission. Because their products were sold directly, Pearl and London Life have higher potential exposure to mis-selling claims than National Provident Life and NPI

Limited, most of whose products were distributed through IFAs. Towry Law employs a large number of advisers who provide face to face advisory services and as such is potentially exposed to mis-selling claims. Pearl, London Life and Towry Law have received, and may in the future receive, complaints from certain customers that they received misleading advice from advisers as to which products were most appropriate for their circumstances or that the nature of the products sold to them, or the circumstances in which the products were sold to them, were misrepresented. Such customers have sought, and may in the future seek, redress for such advice. Complaints may arise in respect of any aspect of the business where customers feel that they have not been treated reasonably or fairly. Life Services reviews product literature, customer services processes and incoming customer complaints and, having assessed the issue, seeks to take appropriate action.

While the HHG Group has invested a considerable amount of time and money in reviewing and assessing its historic sales practices, and has in place risk management, legal and compliance procedures to monitor its current sales practices, there can be no assurance that all of the issues associated with current and historic sales practices have been or will be identified, nor that any issue already identified will not be more widespread than presently estimated. The negative publicity associated with any new sales related issue and/or any compensation payable in respect of any such issue could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(i) Personal pensions

In the mid 1990s, the Securities and Investment Board ("SIB") (a predecessor of the FSA) carried out an industry wide review of the conduct of life insurance companies and IFAs in respect of advice given to customers to purchase personal pensions and to opt out or transfer out of occupational pension schemes offered by the customer's employer. In the view of the SIB, there were occasions when this advice left customers disadvantaged in terms of their pension arrangements by comparison with their remaining in or, as applicable, joining an occupational scheme. The SIB instructed the sellers of personal pensions, including the Life Services businesses and Towry Law, to identify and contact for review all affected customers and, in certain instances, compensate customers for any loss suffered as a result of this advice.

The HHG Group's review process has proceeded in accordance with the required timetable and is now broadly complete. The HHG Group's activities have been reviewed by the FSA and no outstanding issues of significance remain. The HHG Board believes that the bulk of compensation has been paid and the boards of directors of the relevant life companies have allocated provisions for assessed residual liability that they believe may arise. If the current provisions established in the audited financial statements of the HHG Group in respect of these additional compensation amounts prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(ii) FSAVCs

In 2000, the FSA initiated a similar but more restricted industry wide review in respect of advice given to customers between 1988 and 1999 to purchase FSAVC policies rather than participating in the Additional Voluntary Contribution schemes run by their employers alongside their occupational pension schemes. The HHG Group's review process has proceeded in

accordance with the required timetable and is now broadly complete. The HHG Group's activities have been reviewed by the FSA and no issues of significance now remain outstanding.

The HHG Board believes the HHG Group has adequate provisioning for any liabilities that may arise in the context of this review of FSAVCs. Further, in respect of the insurance companies in the HHG Group, in those cases where the sale was made by an IFA (other than Towry Law), the HHG Board believes that no legal liability resides with the HHG Group. However, if the current provisions established in the audited financial statements of the HHG Group in respect of any compensation payable to customers so affected prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iii) Endowment savings products

Life Services has a portfolio of endowment savings contracts, the majority of which are conventional with-profits products. Some of these were explicitly sold to back mortgages, while others were sold purely for savings purposes. In accordance with FSA guidelines, Life Services has contacted all of its mortgage endowment policyholders to make them aware that changing economic conditions could impact the value of their policies at maturity. The HHG Board is committed to keeping policyholders informed of the progress of their policies. The HHG Board believes that the Life Services businesses have adequately provided for current estimates of potential exposures to endowment mis-selling issues. If the current provisions established in the audited financial statements of the HHG Group in respect of these estimates prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iv) Misconduct claims

TLI has received claims for compensation from customers relating to their investments in certain funds managed by a third party, which were suspended from trading in September 2002. Since that time fund valuations have fallen substantially. In addition to customer claims, the Securities and Futures Commission in Hong Kong is conducting an investigation as to whether any registered persons (which could include Towry Law (Asia) Hong Kong Limited or certain officers of TLI) have been guilty of any misconduct in relation to the funds. The possible regulatory sanctions available to it are revocation of registration, suspension of registration, public reprimand or private reprimand. The HHG Board believes that adequate provisions have been established in the audited financial statements of the HHG Group. Should these provisions prove inadequate, the HHG Group may be faced with an unexpected liability. This matter may also adversely impact the strength of the Towry Law International brand. Either of these outcomes could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(v) Financial Services Compensation Scheme

The HHG Group is required to contribute to the Financial Services Compensation Scheme ("FSCS") (the successor to the Investors Compensation Scheme), a United Kingdom industry wide fund for the

payment of compensation to investors who suffer loss from providers and/or distributors of long term insurance and investment products which become insolvent before any compensation is paid. The amount of contributions that the HHG Group is currently required to make to the FSCS is approximately $2.5 million (£1 million) per annum. There is a risk that the amount of contributions that providers and distributors are required to make to the FSCS may increase significantly, either because of regulatory changes or because as a result of insolvencies of providers and distributors the current level of the FSCS proves to be inadequate. If the HHG Group becomes liable to make a materially greater contribution to the FSCS than it presently does, this could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(d) Operating risks

Life Services administers approximately five million outstanding policies. Life Services' life companies have had to make provisions in respect of, and have suffered losses arising from, operational errors due to having systems and controls in place in the past which proved to be inadequate. Historical errors have included the incorrect number of units being allocated to a policyholder and certain other issues such as having significant amounts of unallocated cash. However, Life Services has already improved and is in the process of further improving the integrity and robustness of its operating infrastructure and processes. The HHG Board believes that significant advances have been made although it will continue to improve its infrastructure and processes further. However, there can be no assurance that all historical operational errors have been identified, nor that operational errors will not continue to arise. The identification of previously unidentified historical errors or new operational errors may impact on the HHG Group's ability to implement Life Services' strategy, may result in adverse publicity and may have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(e) Other risks

(i) Cost savings in the UK Service Company

The UK Service Company provides much of the administration, support and management functions for the Life Services businesses. While it is the objective of the UK Service Company to allow costs to be more closely matched to the run-off profile of the portfolios, there can be no assurance that the cost savings realised in the UK Service Company will be in line with anticipated reductions in the remuneration it receives. If the expected cost savings cannot be realised, this could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(ii) Intra-group reinsurance arrangements

NPI Limited has outwards reinsurance arrangements in place with Pearl. Although the HHG Board believes that it is unlikely that these arrangements will be terminated, they are terminable on one month's notice, provided that the party giving notice is able to demonstrate that the reasonable expectations of its policyholders are materially adversely affected by the reinsurance. If these arrangements are terminated, NPI Limited may not be able to purchase equivalent reinsurance from a third party, or if it can find equivalent reinsurance the cost of any such arrangements may be significant. In addition, if NPI Limited is unable to purchase any replacement reinsurance, significant amounts of capital may need to be injected into it to ensure that it is

sufficiently capitalised. Although there is no current intention that these reinsurance arrangements will be terminated, there can be no assurance that circumstances may not result them being terminated, nor that equivalent reinsurance would be available in the market. The termination of these reinsurance arrangements could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iii) Adoption of the euro by the United Kingdom

The euro was adopted as the legal currency unit of the countries of the European Monetary Union as at 1 January 1999. The United Kingdom has not adopted the euro but may do so in the future. Life Services has not yet taken any practical steps to ensure that its systems are euro-compliant and it would have to incur substantial development costs in connection with the adoption of the euro in the United Kingdom. It may also incur additional costs caused by human errors, systems errors and other unforeseen problems associated with the introduction of the euro in the United Kingdom. Such development and additional costs could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iv) United States general insurance liability

Pearl operated two reinsurance companies in the United States until 1974, which it sold to General Re in 1985. As a condition of the sale, Pearl retained financial responsibility for the business previously written by it. There are some residual long-tail exposures relating to potential asbestosis, pollution and health hazard claims from the period before the companies were closed to new business. This liability was protected by the purchase in 1997 of a ground-up reinsurance policy for US$500 million with Berkshire Hathaway and Swiss Re, which at the same time also assumed the claims management responsibility. As at 30 June 2003, payments since inception amounted to approximately 5% of the policy limits. At the last valuation in 2001, the actuarial review of the outstanding asbestosis, pollution and health hazard reserves stated that the ultimate losses were unlikely to exceed the coverage purchased. However, if aggregate successful claims against the policies should exceed the reinsurance policy limit, or if the reinsurers should for any reason fail to pay a claim made by the HHG Group, the HHG Group will be liable to make the required payments to the policyholders and, depending on its amount, such a liability could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

6.8.2 Risks associated with Henderson

(a) Business risks

(i) Performance history

When buying investment products or selecting an investment manager, clients consider, among other things, the historic investment performance of the product or manager. If Henderson does not provide satisfactory or appropriate investment returns going forward, existing clients may decide to reduce or liquidate their investment or, alternatively, where relevant, transfer mandates to other investment managers. If Henderson produces a prolonged period of underperformance, there may be a material adverse effect on the HHG Group due to existing clients reducing or liquidating mandates or moving mandates to other managers and an inability to sell new products to existing

or new clients. As a result, prolonged underperformance by Henderson could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(ii) The Life Services investment management agreements

The assets managed under the Life Services investment management agreements represented in aggregate approximately 43% of Henderson's total assets under management as at 30 June 2003, of which approximately 39% were in Life Services' life funds and approximately 4% were in Life Services' OEICs and unit trusts. Revenue from the management of these assets will decline over time as the assets under management for those businesses decrease. There can be no assurance that any increases in revenue from new external business will offset the declining revenue arising from management of these assets. A significant net outflow of assets under management could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

The investment management agreements with the Life Services businesses are all terminable upon notice, the length of which varies from agreement to agreement. For further information on the various investment management agreements, see section 6.2.3.

There can be no assurance that Henderson will continue to manage these internal assets. Subject to the terms of the relevant investment management agreements, a decision by one or more of the Life Services businesses to transfer the assets under management to an alternative investment manager or to make a significant change to the asset mix, or a decrease in the persistency rate of policies written into the Life Services businesses, could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iii) Competitive environment

Henderson competes with global, national and local specialist investment management companies, as well as banks and financial services companies. Henderson's competitors vary depending on the jurisdiction in which it is operating, and Henderson faces competition outside of the United Kingdom from competitors which are strong in local markets. The increasingly competitive market environment has placed pressure on revenue margins and may also result in consolidation pressure. A failure by Henderson to compete effectively in this environment may result in the loss of existing clients and their business, as well as missing opportunities to capture new business, each of which could have a material adverse effect on Henderson's business, results of operations and/or financial condition.

6.8.3 Other risks associated with the HHG Group

(a) Controls

The HHG Group is developing its corporate governance, risk management and financial reporting processes to the standards required of an independent listed company. A large part of this development is building on existing processes and major components of the overall project are scheduled for completion in advance of the Demerger.

Henderson continues to develop its systems in response to expected growth and increased sophistication in the investment management market. These systems will enhance the existing control environment by introducing more automated controls. Life Services is currently undergoing a major program of improvements to ensure a more efficient and effective internal control environment. These include a more comprehensive risk management process, enhanced actuarial systems and improvements to the general ledger accounting system. These changes are in response to Life Services' strategy, the new regulatory requirements and the need for more timely and detailed monitoring of its financial position.

While the HHG Board believes that it will by the time of the Demerger have appropriate financial and management controls in place in most areas, some of the systems and processes are in the process of development or remain untested. Any disruption in the development of these systems or processes, or issues that emerge in relation to their implementation, may incur additional cost and may negatively impact HHG's ability to execute its strategy and to analyse in a timely and efficient manner its financial and other business information, and may ultimately have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

The HHG Group is vulnerable to adverse market perception as it operates in an industry where integrity and customer trust and confidence are paramount. Any mismanagement, fraud or failure to satisfy fiduciary responsibilities, or the negative publicity resulting from such activities or the accusation by a third party of such activities, could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(b) General economic conditions and fluctuations in the investment markets

The results and operations of the HHG Group are subject to changes in general economic conditions both globally and in the particular countries in which the HHG Group conducts its business. They are also subject to fluctuations in the global investment markets, primarily the fixed income and equity markets. Uncertain economic prospects, declines in investment markets, failures of investment markets to sustain levels of growth or short term volatility in investment markets for whatever reason could result in investors withdrawing from the markets or decreasing their rate of investment.

Equity securities are typically subject to significantly higher price volatilities, and correspondingly higher expected returns over long time periods, than fixed income securities. The prices of equity securities are likely to decline when expectations of corporate earnings fall or investor demand falls for other reasons. Price appreciation is the predominant component of expected return for equity investments, having a greater anticipated contribution to total investment return for this asset class than dividend income. Investment returns from equities are highly dependent upon market factors outside of HHG's control and the realised returns for equities can be negative.

Fluctuations in interest rates can affect income derived from fixed income investments, as well as the market values of, and corresponding levels of capital gains or losses on, fixed income securities. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are redeemed, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realised gains are reduced or losses incurred upon their sale are reduced.

Investment returns are also susceptible to changes in general economic conditions, including changes that have an impact on the general creditworthiness of the issuers of

debt securities. A default by an issuer of fixed income securities may result in a significant fall in the value of the fixed income securities. The value of fixed income securities may also be affected by changes in the issuer's credit rating, since the value of the security may decline where the credit rating of the issuer falls.

Henderson's revenue is, to a large extent, based on the value of assets under management, and so a decline in the value of these assets for whatever reason could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition. For further information, see section 6.8.2(a).

Regulatory capital requirements require the Life Services businesses to keep a margin of assets over liabilities. Traditionally, assets held by life insurance companies have been invested in a mix of equities, property and fixed income securities. Declines in the investment markets or in economic conditions generally may reduce the value of these assets, which may create or exacerbate a mismatch between the liabilities and the assets available to meet them. This could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition. For further information, see section 6.8.1(b).

(c) Loss of personnel

The HHG Group's continued success depends on its ability to attract, motivate and retain highly skilled managers, investment managers and financial sales, marketing, IT and customer support personnel. In particular, if Henderson loses any of its key investment managers, there is a risk that it may also lose certain investment management mandates. The loss of key personnel from the Life Services businesses may also have a material adverse effect on its ability to manage the closed books of the Life Services businesses because it may result in the loss of their technical and management skills, as well as their knowledge of Life Services' legacy issues. As a result, the inability to attract and/or retain the necessary highly skilled personnel could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(d) Negative publicity

Following recent downturns in the equities markets and the resulting heightened consumer and media interest in the financial services industry, any negative publicity (whether well founded or not) associated with the business or operations of the HHG Group or the occurrence of any of the risks set out in section 6.8 could result in a decrease in persistency rates for Life Services or a loss of clients and/or mandates for Henderson, either of which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(e) HHG Group investments

The values at which the HHG Group's investments, including its subsidiaries and loans to and between its subsidiaries, are currently carried in the audited financial statements of the HHG Group may be impaired by changes in investment markets or economic conditions or the underlying performance of those investments. The subsequent writedown of the value of any of these investments could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(f) Pension contributions

The fall in investment markets over the last two years has eroded the HHG Group pension scheme surplus and HHG has budgeted for a return to contributions. Although

the proportion of the assets of the pension scheme invested in equities has been reduced, declines in the equity markets may result in HHG having to make higher contribution payments into the pension scheme than planned. This could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

In addition, it is intended that following the Demerger HHG will be the guarantor of certain benefits which may be due to members of the former London Life Pension Scheme whose benefits were transferred to the AMP Pension Scheme in 1999. HHG may be liable to pay certain amounts under this guarantee if the AMP Pension Scheme is wound up. For further information, see section 10.30.4. At present it is not possible to accurately quantify the likely size of any such amounts. However, if the AMP Pension Scheme is wound up and the obligations of HHG under the guarantee take effect, there is a risk that, the amounts due at that date may be significant. This could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(g) Reliance on services from third parties

The HHG Group relies, through its outsourcing arrangements, on a number of third party providers of administration and IT services and other back office functions. Any interruption in the HHG Group's ability to rely on the services of these third parties or deterioration in their performance could impair the timing and quality of the HHG Group's services and could damage the HHG Group's brands. Furthermore, if the contractual arrangements put in place with any of these third party providers are terminated, the HHG Group may not find an alternative outsource provider on a timely basis or on equivalent terms. The occurrence of any of these events could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(h) Impact of the Demerger

The HHG Group has in the past relied on AMP for various services, including its corporate office function and certain administrative services and information technology systems and resources. After the Demerger, the HHG Group will, subject to certain transitional services arrangements with AMP which will continue during a transition period of no longer than 12 months, operate as an independent group. The newly established corporate office function of the HHG Group will have to support each of the businesses in the HHG Group as well as manage a very significant shareholder base, many of whom may be resident outside the United Kingdom.

Members of the HHG Group are party to a number of contracts which contain provisions relating to a change of control or which, as a result of the Demerger, will require renegotiation. There is a risk that, as a result of the Demerger, counterparties to such contracts may seek to invoke such change of control provisions or use the Demerger to attempt to renegotiate terms to the detriment of the HHG Group.

In addition, the HHG Group has dedicated significant resources to ensure that the Demerger is successfully implemented and there can be no assurance that this dedication of resources to the Demerger will not have a material adverse effect on the business, results of operations and/or the financial condition of the HHG Group.

(i) Brand contagion

Some of the issues which have arisen recently in the United Kingdom life insurance industry have attracted significant media comment and publicity for the individual life

insurance companies concerned. The different businesses in the HHG Group are managed separately and have separate boards of directors, and accordingly issues which arise in one business may not be indicative of issues in any other business. However, because of the common ownership of the different businesses in the HHG Group, there is a risk that adverse developments in one business, or significant negative publicity for the brand associated with that business, could cause significant damage to the HHG Group's other brands. Any such damage could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(j) Contingent liability for disposed businesses

In recent years, the HHG Group has disposed of a number of businesses to third parties. Typically, the sale agreement provides for warranties and indemnification for specified periods in relation to certain matters concerning the businesses which have been sold. While HHG Group has no knowledge that it has any actual liability under these warranty and indemnification arrangements, such a liability may arise and any such liability may be material, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(k) Counterparty credit risk

The HHG Group, and Life Services in particular, has entered into a number of derivative transactions with financial institutions to provide a hedge against certain liabilities. The default by one or more of these counterparties in respect of its obligations to the HHG Group under these arrangements could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition. For further information, see section 6.8.1(b)(iv) and section 7.

6.8.4 Legal and regulatory risks associated with the HHG Group

(a) Regulatory compliance

A number of insurance company subsidiaries of the HHG Group are authorised in the United Kingdom, including Pearl, London Life, National Provident Life and NPI Limited, as is Virgin Money Life Limited, the life insurance subsidiary of Virgin Money. These companies are subject to regulation by the FSA. Towry Law, as an IFA, and the Henderson investment management business are also subject to FSA regulation. For further information regarding the regulation of financial services in the United Kingdom by the FSA, see section 10.37.2.

Although the FSA is the HHG Group's primary regulator, it is also subject to regulation in the various other jurisdictions in which it operates. Henderson distributes and offers products in a number of jurisdictions in Continental Europe, the United States and Asia, while Towry Law carries on business in a number of Asian and Middle Eastern jurisdictions including Bahrain and Hong Kong.

The FSA has broad regulatory powers dealing with all aspects of financial services including, among other things, the authority to grant and, in specific circumstances, to vary or cancel permissions and to regulate marketing and sales practices, advertising and the maintenance of adequate financial resources. One of the FSA's principal regulatory objectives is the protection of policyholders and investors rather than shareholders or general creditors.

The FSA and other regulatory authorities may from time to time make enquiries of companies within their jurisdiction regarding compliance with regulations governing the

conduct of business or the operation of a regulated business. These can include investigations of, among other things, the degree and sufficiency of supervision of the business and the handling and treatment of clients. In the context of the current regulatory environment and the issues facing the Life Services businesses, it is likely that for the near term the Life Services businesses will be subject to close supervision by the FSA, which may require additional resources to be allocated to liaise with the FSA and to deal with any additional enquiries. While the HHG Group believes each of its regulated businesses dedicates sufficient resources to its compliance program, endeavours to respond to regulatory enquiries in an appropriate way and takes corrective action when warranted, the HHG Group does face the risk that the FSA or another governmental or regulatory body could find it has failed to comply with applicable regulations or has not undertaken corrective action as required. In this case, regulatory proceedings could result. The result may be a public reprimand and/or monetary fines or other regulatory sanctions.

Regulatory proceedings could result in adverse publicity for, or negative perceptions regarding, the HHG Group, as well as divert management's attention from the day to day management of the business. A significant regulatory action against a member of the HHG Group could have a material adverse effect on its business, results of operations and/or financial condition.

(b) Financial Ombudsman

The Financial Ombudsman Service in the United Kingdom ("FOS") allows investors to escalate complaints to it once all avenues to resolve them directly with a company have been exhausted. The FOS will review these cases as they arise and will make a ruling (which, if accepted by the investor, is binding) where they will uphold or reject a investor's claim based on the FOS's view of the merits of the case. Significant rulings by the FOS, either as to quantum or, in particular, as to a specific point of principle, against the HHG Group could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Recently, a number of cases have been submitted to the FOS concerning a particular issue regarding the sale of certain products by the HHG Group. While a number of similar cases have previously been decided in the HHG Group's favour, in a minority of cases the decisions have been made against the HHG Group. The HHG Group will continue to explore various options open to contest such decisions, if appropriate. Ultimately, in the event that this issue is not resolved to the HHG Group's satisfaction with the FOS, the situation would need to be discussed with the FSA and it may potentially give rise to a requirement for the HHG Group to pay appropriate compensation to customers.

(c) Litigation

The HHG Group faces the risk of litigation in connection with all parts of its business. In general, liability for litigation is difficult to assess or quantify. Recovery may be sought for very large and/or indeterminate amounts and the existence and magnitude of liability may remain unknown for substantial periods of time. For further information regarding current material litigation against the HHG Group, see section 10.33. Any material litigation against the HHG Group could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(d) Legislation

The legislation affecting members of the HHG Group governs matters with respect to a wide number of areas, including the statutory valuation of assets and liabilities for

insurance companies, the restriction of certain transactions between affiliates and admissibility rules governing the quantities and types of assets that can be included in statutory valuations of life insurance companies for regulatory capital purposes. The HHG Group is not always able to predict the impact of future legislation or changes in the interpretation or operation of existing legislation on its business, results of operations and/or financial condition. Further changes to financial services legislation may be enacted, for instance, as a result of action taken by the FSA or as a result of European Directives or other legislation of the European Union. Such changes could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(e) Taxation law

There is specific United Kingdom legislation that governs the taxation of life insurance companies and policyholders, changes to which might adversely affect life insurance companies or policyholders. While such risks may impact on the insurance sector as a whole, the impact on the HHG Group would depend upon its mix of outstanding long term business and other relevant circumstances at the time of such change. Changes in taxation can also affect investment behaviour, making investment generally, and specific kinds of investment products in particular, either more or less appealing.

The HHG Group cannot predict the impact of future changes in tax legislation on its business, results of operations and/or financial condition, nor can it predict the impact of future changes in tax law on the taxation of life insurance and pension policies in the hands of policyholders or on the attractiveness of its investment offerings. Amendments to existing legislation (particularly if there is a withdrawal of any tax relief or an increase in tax rates) or the introduction of new rules may impact upon the decisions of either existing or potential customers. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, or the introduction of new tax legislation could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(f) Business continuity

The HHG Group's business operations are vulnerable to interruption from fire, flood, chemical spillage, bomb threats, explosions or other forms of terrorist activity and other natural and man-made disasters. The same is true of third party providers on which the HHG Group depends and which depend on the HHG Group. The HHG Group's core businesses have in place disaster recovery plans covering current business requirements, which have been tested and are considered adequate. Henderson has in place a business continuity plan which has been tested and is considered adequate. Suppliers to which administration and IT services and other back office functions have been outsourced have disaster recovery plans and business continuity plans, which will be reviewed annually. The HHG Group is currently developing a business continuity plan for Towry Law, which it expects to be fully implemented by 31 December 2003. It is also currently upgrading Life Services' existing business continuity plan and expects the upgraded plan to be in place by 31 December 2003 and tested by 31 March 2004. However, delays in implementing a Towry Law business continuity plan or in completing the upgrade of Life Services' business continuity plan may, to the extent that business is interrupted, have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(g) Failure of information systems

The HHG Group's ability to maintain financial controls and provide high quality customer service to customers depends, in part, on the efficient and uninterrupted

operation of its management information systems, including its computer systems. The HHG Group's information systems are vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures and similar events. These systems may also be subject to sabotage, vandalism and similar misconduct. The same is true of third party service and software providers on which the HHG Group depends. There can be no assurance that systems will function as designed. Any damage to or failure of its management information systems could result in interruptions to the HHG Group's financial controls and customer service. Such interruption could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(h) Customer data security

In the provision of customer service, the HHG Group needs to provide secure transmission of confidential information over public networks. The HHG Group is exposed to the risk of its security measures proving inadequate. Any inadequacies may result in a compromise or breach of the technology used by it to protect customer data. Any such compromise of its security could harm its reputation and, therefore, its business. In addition, a party that can circumvent the HHG Group's security measures could misappropriate proprietary information or cause interruptions in its operations. The HHG Group may need to expend significant resources to maintain protection against security breaches or to address problems caused by breaches. The reputational effect of security compromises could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

6.8.5 Other risks

(a) No prior public trading

Prior to the Demerger Date, there will have been no public trading market for the HHG Shares. There can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The trading price of the HHG Shares may be subject to wide fluctuations in response to many factors, including those referred to in section 6.8, as well as stock market fluctuations and general economic conditions or changes in political sentiment that may adversely affect the market price of the HHG Shares, regardless of the HHG Group's actual performance or conditions in its key markets.

(b) Shares available for future sale

After the Demerger Date, AMP will hold approximately 15% of the issued share capital of HHG. Certain restrictions will apply to AMP's ability to sell this shareholding (see section 10.6.7).

Shareholders of AMP who receive HHG Shares as a result of the Demerger may rebalance their investment portfolios by adjusting the level of their shareholdings in HHG after the Demerger. There can be no assurance that following the Demerger, AMP (subject to the arrangements referred to above) or any other shareholder of HHG that received HHG Shares as a result of the Demerger, will not reduce its holding of HHG Shares.

The terms of the CLN Agreement will provide that (i) HHG will use its best endeavours to undertake an equity raising of at least £100 million (net of expenses) prior to 30 June 2004 and (ii) the CLNs may be converted into a significant number of HHG Shares in certain circumstances and at a price that will be at a discount to the then prevailing

market price. After conversion, the holders of CLNs may seek to reduce their holdings of HHG Shares.

HHG cannot predict what effect, if any, the issue of HHG Shares in the equity raising, sales of HHG Shares arising from conversion of CLNs, the intention to undertake an equity raising or the availability of HHG Shares for future sale, will have on the market price of HHG Shares. It is possible that the issue and/or sale of HHG Shares, or the perception that such issue or sales could occur, could materially and adversely affect the market price of HHG Shares.

Based on the interests in AMP as at 30 September 2003 and the anticipated share capital of HHG and assuming the Demerger becomes Effective and the HHG Capital Reduction becomes effective, approximately 40.2% of HHG Shares are expected to be held by individual shareholders. The extent of the individual holding may impact the volumes traded and the liquidity of the market in the shares. If a share sale facility was made available in 2004 to HHG individual shareholders and a material amount of shares were sold through the facility then the volume of HHG trading may be impacted.

(c) HHG's ability to pay dividends

HHG's ability to pay dividends to the holders of HHG Shares is a function of HHG's profitability and cash resources and the extent to which, as a matter of law, HHG has available sufficient distributable profits out of which any proposed dividend may be paid. The ability of HHG Group companies to declare dividends, both internally and externally, may be restricted by United Kingdom regulation, to protect the security of the policyholders. In particular, the FSA's rules prohibit a long term insurer from declaring a dividend if the value of its long term insurance assets is less than the amount of its long term insurance liabilities. The board of directors of Pearl has undertaken to the FSA not to pay a dividend from Pearl without the consent of the FSA (see section 7.5.2). For further information on the HHG Group's dividend policy, see section 7.5.3.

(d) Inability to exercise pre-emptive rights

In the case of an increase in the issued share capital of HHG, HHG Shareholders are entitled to pre-emptive rights by statute unless waived by a resolution of the HHG Shareholders at a general meeting. In any future issue of shares carried out on a pre-emptive basis, securities laws of other jurisdictions may restrict the ability of HHG to allow participation by HHG Shareholders in such jurisdictions.

7 Financial information on HHG after the Demerger

7.1 Pro-forma historical information for HHG after the Demerger

7.1.1 Basis of preparation

The pro-forma historical information in this section of the document is derived from the pro-forma special purpose financial report set out in section 13.3, the annual and half year financial reports of AMP, the annual and half year investor reports of AMP and other information prepared by AMP and HHG.

The pro-forma historical information is presented in accordance with AGAAP, unless otherwise stated, and includes HHG, together with entities, which will be controlled by HHG following the Demerger. The pro-forma historical financial information set out below should be read in conjunction with the pro-forma special purpose financial report and the accompanying notes, as set out in section 13.3, which have been reviewed by the Independent Accountant.

The AGAAP results for life companies are determined by applying the principles of Margin on Services ("MoS") which is the prescribed method for calculating policyholder liabilities of the life businesses of Australian companies. Under MoS, profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received.

Policy liabilities under MoS are calculated using best estimate assumptions about future conditions. If actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

From the Demerger Date, UKGAAP will be the basis of reporting for HHG. UKGAAP results for life companies are determined by applying the Modified Statutory Solvency Basis ("MSSB"). Policy liabilities under MSSB are calculated using assumptions which contain margins for prudence over and above what might be regarded as best estimate. Typically, therefore, under MSSB profits are recognised later than under MoS.

The pro-forma historical financial information provided in this section for the HHG Group includes:

- pro-forma results of operations for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 as set out in sections 7.1.4 and 7.2; and
- pro-forma statement of financial position as at 30 June 2003 as set out in section 7.3.1.

Acquired entities are included in the pro-forma results from the date of acquisition. Operations which have been terminated or disposed of since 1 January 2000 are excluded from the pro-forma results.

The pro-forma results of operations are presented to the level of profit after tax before corporate borrowing costs. Following the Demerger, the HHG Group will comprise different assets, liabilities and entities than AMP as it is currently constituted and will operate under a different corporate structure with different gearing and related tax profiles than was the case during the periods presented. Accordingly, HHG does not believe that from an AGAAP perspective the reporting of historical corporate borrowing costs and related corporation tax and cashflows would be meaningful or appropriate. This information is therefore excluded from the pro-forma historical financial information. Corporation tax on the results of operations (other than corporate borrowings) is reflected in the pro-forma results.

The pro-forma financial information does not purport to represent what the results of the operations would have been if the HHG Group had operated on a stand-alone basis during the historical periods presented, nor to project the results for any future period.

In this section, Australian dollar amounts that have been converted from Pounds Sterling have been converted as follows unless otherwise stated: balance sheet information has been converted at the closing exchange rate as at the relevant balance sheet date; and information relating to results of operations or other measures of financial performance has been converted at the average exchange rate during the period in question. For details of these exchange rates, see the table set out in section 7.1.4. In each case, the exchange rates used are based on the 4 pm London close rates.

7.1.2 Reconciliation from actual to pro-forma results

The table below sets out a reconciliation between profit after tax before corporate borrowing costs in the pro-forma special purpose financial report (which reflects the HHG Group after the Demerger) and profit after tax in AMP group's audited financial statements for the years ended 31 December 2000, 2001 and 2002, reviewed but unaudited half year financial report for the 6 months ended 30 June 2002 and audited half year financial report for the 6 months ended 30 June 2003. Pro-forma adjustments are made to the historical financial information to adjust for the Demerger, material terminated or disposed activities and to exclude the impact of certain non-recurring items. In an AGAAP context, the HHG Board believes that these pro-forma adjustments enable a meaningful analysis of the underlying financial performance of the HHG Group.

$m (All amounts are after tax)	**FY00**	**FY01**	**FY02**	**1H02**	**1H03**
Total AMP Group profit/(loss) after tax (before the Demerger)	1,152	690	(896)	303	(2,159)
Less: AMP Group (profit)/loss after tax	(573)	(260)	295	(47)	(314)
HHG Group profit/(loss) after tax	**579**	**430**	**(601)**	**256**	**(2,473)**
Add: Corporate borrowing costs[1]	117	109	118	46	59
HHG Group profit/(loss) after tax before corporate borrowing costs	**696**	**539**	**(483)**	**302**	**(2,414)**
Pro-forma adjustments					
Terminated/disposed activities					
- (profits)/losses on termination/disposal[2]	-	(259)	(291)	(58)	26
- trading (profits)/losses[3]	(29)	(12)	(1)	(1)	-
Asset writedowns and additional provisions[4]	-	-	865	-	2,268
Restructuring costs[5]	68	-	258	-	246
Tax releases[6]	(154)	-	-	-	-
Activities transferred from AMP Group[7]	-	-	11	3	8
Other[8]	20	(9)	(23)	(2)	(21)
Pro-forma HHG Group profit after tax before corporate borrowing costs	**601**	**259**	**336**	**244**	**113**

Notes:

1. Corporate borrowing costs reflect charges on all debt used by AMP to finance its investments in controlled entities which was originally sourced through HHG Group entities and distributions on the RPS. It does not include interest on operational debt used directly by the business units.
2. Profits/losses on termination or disposal of activities are net of disposal costs and relate to:
   - 1H03 - Cogent adjustment to 2002 profit (loss of $39 million) and UK private client business adjustment to 2002 profit (profit of $13 million);
   - 1H02 - internal restructures with AMP relating to Cogent (profit of $36 million) and HGI Jersey and its subsidiaries (profit of $22 million);
   - FY02 - Cogent (profit of $241 million), HGI Jersey and its subsidiaries (profit of $22 million), UK private client business (profit of $20 million), and adjustment to general insurance business 2001 profit (profit of $8 million); and
   - FY01 - general insurance business sale (profit of $183 million) and Virgin One business (profit of $76 million).
3. Trading results of terminated or disposed activities relate to:

$m	FY00	FY01	FY02	1H02	1H03
Cogent	(8)	(11)	-	-	-
UK private client business	(3)	(3)	(2)	(1)	-
General insurance business	(21)	(8)	(11)	(5)	-
AMP International development activities	3	10	12	5	-
Total	**(29)**	**(12)**	**(1)**	**(1)**	**-**

4 Asset writedowns and additional provisions during the first half of 2003 relate to National Provident Life ($507 million), the UK Service Company ($590 million), London Life ($393 million), Pearl ($360 million), NPI Limited ($283 million) and other entities ($135 million). The writedowns reflected risk reduction initiatives and operational strategy changes. Asset writedowns in 2002 primarily relate to NPI Limited ($508 million), Towry Law ($181 million), Virgin Money ($100 million), and AMPLE/Interactive Investors ($64 million). The writedowns were made following a review of the valuations of key controlled entities in light of challenging investment market conditions and changes in business strategy.

5. Restructuring costs during the first half of 2003 ($246 million) relate to operational strategy changes and comprise staff redundancy costs, provisions for void space and onerous contracts and UK listing costs. Restructuring costs in 2002 ($258 million) and 2000 ($68 million) relate to Life Services, Henderson, Towry Law and corporate office and comprise redundancy costs, professional fees, provisions for onerous contracts and writeoffs of capital expenditure arising out of new strategic initiatives implemented across the business.

6. Tax releases in 2000 ($154 million) relate to a one-off release of deferred tax provisions on shareholder attributable assets within the Pearl long term fund (the Pacific Fund) reflecting the removal of a tax obligation following the investment of those funds in operating businesses.

7. Activities transferred from AMP Group represent trading profits of HGI Asian and European operations transferred to the HHG Group as part of the Demerger.

8. Other primarily comprises the reversal of cost and income adjustments on share options for UK employees and the reinstatement of the Pearl minority interest previously held outside of the HHG Group, which will revert to the HHG Group following the Demerger.

7.1.3 Key profit drivers

The HHG Group's operations comprise corporate office and the following businesses:

- Henderson;
- Life Services; and
- Other Businesses.

In the main areas of the HHG Group's business, profit consists of operating margins and investment income on shareholder capital.

(a) Operating margins

The HHG Group's operating margins are primarily impacted by:

- the performance of investment markets;
- the size and mix of assets under management;
- client retention and new business levels;
- changes in cost base; and
- management of risk and exposures.

Some of these factors are inter-related. For example, the size of assets under management is itself dependent on client retention and new business levels, the mix of assets and the performance of investment markets.

(i) The performance of investment markets

Investment markets have a significant impact on the HHG Group's results. The profitability of Henderson is heavily impacted by the performance of investment markets because it drives the value of assets under management on which both management fees and performance fees are based. The cost

base is not directly linked to the levels of assets under management, which means that changes in investment markets can affect profitability.

For Life Services, in addition to the direct impact on the returns on invested shareholder capital, equity markets have historically influenced profit margins from participating business as investment returns affect the level of bonuses which can be supported over time and associated shareholder profits. The recent reduction in the exposure of Life Services' policyholders' funds to equities will reduce the expected investment returns, bonuses and shareholder profit, should equity markets increase in the future.

The following table shows the movement of investment indices over the period between 31 December 2000 and 30 June 2003. These indices are representative of the asset classes which are relevant to both Henderson and Life Services:

Index	Measures	FY00	FY01	FY02	1H02	1H03
FTSE	UK Equities	6223	5217	3940	4656	4031
MSCI World	International Equities	1221	1004	792	908	871
JP Morgan Global Bond	Fixed Interest	163	166	179	174	187
IPD Monthly	Property	413	412	488	464	512

(ii) Size and mix of assets under management

The size and mix of assets under management are drivers of profits, particularly in Henderson's business, as:

- fee income is mainly earned as a percentage fee based on the levels of assets under management; and
- the margins earned from each client vary according to asset class. Typically, Henderson earns lower margins on the management of fixed-income assets and higher margins on equities, private equity and property assets. Margins are also affected by other factors, such as the nature of the product and the distribution channel.

(iii) Client retention and new business levels

The impact of client retention and new business levels on the financial results of the HHG Group is as follows:

- for Henderson, the net gain or loss of clients and their assets under management leads directly to a net gain or loss of income; and
- for Life Services, the impact of client retention (persistency) will depend on:
  - the comparison of reserves held for a policy and the payment made to the policyholder – particularly the extent to which the payment can be managed using surrender penalties or market value adjustments, to ensure that the departing policyholder only receives an appropriate share of underlying assets;
  - the extent to which the policy enjoys guarantees, potentially onerous to the relevant Life Services company, which would either crystallise or which policyholders give up on surrender; and
  - the extent to which the cost base of the UK Service Company can be reduced to compensate for the loss of revenue in the UK Service Company.

(iv) Changes in the cost base

The primary drivers of Henderson's cost base are the number and type of investment portfolios that it manages, the number of clients that it has to service and, to a lesser extent, the level of assets under management.

With minor exceptions, all costs for Life Services are borne by the UK Service Company which then makes appropriate charges to the Life Services companies. The charges for Pearl, National Provident Life and NPI Limited vary with the number of policies in-force. The difference between the charges received and the underlying costs of managing the portfolio represents profit or loss in the UK Service Company. The UK Service Company's remuneration varies with the numbers of policies in-force and any loss of income from a reduction in the number of such policies will have to be compensated by cost savings. The charging basis for the London Life fund is a 'cost plus' arrangement. This represents a very small part of the overall total.

(v) Management of risks and exposures

Henderson has internal controls in place to monitor and manage the risks to which it is exposed – in particular, regulatory and operating risk – however, the negative publicity resulting from any mismanagement of these risks could have a significant impact on client retention, new levels of business and ultimately profit.

The nature of the Life Services businesses is such that considerable potential exposure to financial loss exists from various sources, such as regulatory or mis-selling issues, differences in experience (particularly mortality and persistency) relative to the underlying assumptions and investment markets.

For further details of the risks to which Henderson, Life Services and the HHG Group are exposed, see section 6.8.

(b) Investment income on shareholder capital

Investment income on shareholder capital includes the interest, dividends, rents and realised and unrealised capital gains and losses (less corporation tax and asset management expenses) earned on shareholder capital allocated to different businesses and excess capital held at corporate office. The investment income on shareholder capital attributable to business units, described in this section as underlying investment income, has been normalised to bring greater consistency to the results and to eliminate the distorting impact of short term market volatility on underlying performance. As part of the normalisation process, underlying returns are set at risk premiums/discounts over the long term average UK gilt rate. The excess or shortfall between underlying investment income and actual investment income is disclosed separately as the investment income market adjustment in corporate office (see definition of "underlying investment income" in section 15).

The three principal drivers of investment income are:

- asset mix – the combination of asset classes that comprise the total investment portfolio;
- the performance of investment markets; and
- capital movements

7.1.4 Consolidated pro-forma financial performance

HHG's pro-forma results of operations by segment for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Henderson	234	117	97	57	28
Life Services	303	355	226	177	(24)
Other Businesses	-	(22)	(30)	(9)	(2)
BU operating margins	**537**	**450**	**293**	**225**	**2**
Corporate office costs	(51)	(34)	(28)	(18)	(4)
Operating margins	**486**	**416**	**265**	**207**	**(2)**
Underlying investment income	283	292	219	117	114
Underlying contribution	**769**	**708**	**484**	**324**	**112**
Investment income market adjustment	(160)	(441)	(139)	(76)	10
Goodwill amortisation	(8)	(8)	(9)	(4)	(9)
Pro-forma net profit after tax before corporate borrowing costs	**601**	**259**	**336**	**244**	**113**
Pro-forma net profit after tax before corporate borrowing costs (£m)	**229**	**93**	**121**	**90**	**43**
Capital allocated					
Net assets	5,966	5,745	6,775	5,638	4,815
Intangibles	2,189	2,791	2,088	2,667	997
Total invested capital[1]	**8,155**	**8,536**	**8,863**	**8,305**	**5,812**
Ratios					
RoIC - underlying	9.5%	8.5%	5.6%	7.7%	3.1%
RoIC	7.5%	3.1%	3.9%	5.8%	3.1%
Investment markets					
FTSE	6223	5217	3940	4656	4031
UK 15 year gilts	4.8%	5.1%	4.5%	5.1%	4.4%
Average $:STG	0.3817	0.3601	0.3607	0.3676	0.3814
Closing $:STG	0.3720	0.3517	0.3498	0.3683	0.4064

Note:
1. Total invested capital for FY00, FY01, FY02 and 1H02 represents capital allocated in AMP Investor Reports to the operations of the HHG Group after the Demerger (Henderson, Life Services, Other Businesses (including Virgin Money) and corporate office adjusted for inter business unit holdings) for the periods specified. Total invested capital for 1H03 is based on the pro-forma capital structure outlined in section 7.3.1. A detailed breakdown by business unit is also provided in that section. Total invested capital for FY02 and 1H03 includes eliminations for inter business unit holdings of $1,211 million and $1,029 million respectively.

(a) Commentary on results for the six months ended 30 June 2003

Pro-forma net profit after tax before corporate borrowing costs for the 6 months ended 30 June 2003 decreased by $131 million, or 54%, to $113 million compared with 1H02 primarily due to:

- a $201 million decrease in Life Services' operating margins due to investment market impacts, a reduction in equity exposures resulting in lower expected bonuses on with-profit policies (and hence shareholder margins) and loss of fees related to closure to new business; and
- a $29 million decrease in Henderson's operating margins primarily due to the lower average level of equity markets in 1H03 compared to 1H02; partially offset by

- a $83 million increase in net investment income due to a slight recovery in equity markets in the first half of 2003 compared to an 11% decline in the first half of 2002.

Total allocated capital decreased by $3,051 million, or 34%, to $5,812 million during the first half of 2003 primarily as a result of tangible and intangible asset writeoffs in each of the main business units and the stronger Australian dollar partially offset by the pro-forma adjustments outlined in section 7.3.1.

(b) Commentary on results for the 12 months ended 31 December 2002

Pro-forma net profit after tax before corporate borrowing costs for the 12 months ended 31 December 2002 increased by $77 million, or 30%, to $336 million primarily due to:

- a $229 million increase in net investment income reflecting appreciation of bonds and a reduction in growth assets as a percentage of total managed assets which overcame a year of poor equity returns; partially offset by
- a $157 million decrease in business unit operating margins reflecting the impact of adverse investment markets on both Life Services and Henderson.

Total allocated capital for the 12 months ended 31 December 2002 increased by $327 million, or 4%, to $8,863 million primarily due to an additional capital contribution from AMP partially offset by asset writedowns.

(c) Commentary on results for the 12 months ended 31 December 2001

Pro-forma net profit after tax before corporate borrowing costs for the 12 months ended 31 December 2001 decreased by $342 million, or 57%, to $259 million primarily due to:

- a $117 million reduction in Henderson operating margins following one-off technology fund investment performance fees amounting to $143 million in 2000; and
- a $272 million decrease in net investment income following a decline in UK equity markets.

Total allocated capital for the 12 months ended 31 December 2001 increased by $381 million, or 5%, to $8,536 million primarily due to exchange rate movements offset by repayment of debt.

The financial performance of each business unit is discussed in detail in section 7.2.

7.2 Management discussion and analysis of financial results

In this section, all references to measures of financial performance (including profit margins, operating margins, underlying operating profit after tax) are references to pro-forma measures unless specifically stated otherwise.

7.2.1 Henderson

The pro-forma results of the Henderson segment for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Components of profit and loss					
Fee income	755	627	592	297	247
Management expenses	(424)	(452)	(442)	(217)	(209)
Corporation tax	(97)	(51)	(53)	(23)	(10)
Transformation costs	-	(7)	-	-	-
Operating margin	**234**	**117**	**97**	**57**	**28**
Underlying investment income	6	7	7	3	3
Underlying operating profit after tax	**240**	**124**	**104**	**60**	**31**
Capital allocated					
Net assets	331	390	311	449	406
Intangibles	1,253	1,241	1,028	1,185	817
Total invested capital[1]	**1,584**	**1,631**	**1,339**	**1,634**	**1,223**
Ratios					
Cost to income	56%	71%	73%	72%	83%
RoIC	16.7%	7.7%	7.0%	7.4%	4.8%
RoBUE	97.2%	34.4%	29.7%	28.6%	17.3%
$bn					
Net fund flows[2]					
Retail – open end	8.5	1.8	0.5	0.4	(0.2)
Retail – closed end	0.2	(2.2)	(0.3)	(0.2)	(0.2)
Subadvisory	8.4	(0.4)	(0.8)	-	(1.3)
Institutional	13.3	18.1	(0.8)	0.8	0.5
Life Services' life funds	(3.2)	(3.9)	(4.2)	(2.5)	(2.8)
Total net fund flows	**27.2**	**13.4**	**(5.6)**	**(1.5)**	**(4.0)**
Assets under management by line of business[2]					
Retail – open end	22.8	20.2	15.4	17.1	14.0
Retail – closed end	18.8	14.2	10.8	13.1	9.8
Subadvisory	29.6	27.0	21.0	23.9	18.0
Institutional	57.0	74.8	69.0	69.9	61.8
Life Services' life funds	95.9	90.2	80.1	78.9	67.2
Total assets under management	**224.1**	**226.4**	**196.3**	**202.9**	**170.8**

$bn	FY00	FY01	FY02	1H02	1H03
Assets under management by asset class[2]					
Local equities	97.2	81.7	67.8	69.9	45.2
International equities	48.1	48.0	34.4	39.7	28.6
Fixed interest	65.4	81.0	77.1	77.0	82.2
Property	12.8	14.7	15.4	15.3	13.5
Private capital	0.6	1.0	1.6	1.0	1.3
Total assets under management	**224.1**	**226.4**	**196.3**	**202.9**	**170.8**
Summary of movements in assets under management					
Opening assets under management	191.9	224.1	226.4	226.4	196.3
Net fund flows	27.2	13.4	(5.6)	(1.5)	(4.0)
Market movement	(10.5)	(23.7)	(25.0)	(12.4)	6.0
$:STG movement	15.5	12.6	0.5	(9.6)	(27.5)
Closing assets under management	**224.1**	**226.4**	**196.3**	**202.9**	**170.8**

Notes:
1. Total invested capital represents the Henderson component of Henderson Global Investors reported in the AMP Investor Report for the period specified. Aside from 1H03, no pro-forma adjustments have been made to these amounts. The 1H03 amount has been adjusted to reflect the Henderson component of the pro-forma adjustments outlined in 7.3.1.
2. Assets under management and net fund flows have been adjusted to exclude the private client business sold in 2002.

(a) Commentary on results for the six months ended 30 June 2003

Underlying operating profit after tax decreased by $29 million, or 48%, to $31 million compared to 1H02. The following items contributed to this result.

- Fee income decreased by $50 million to $247 million primarily reflecting the decline in equity markets. On average the FTSE 100 was 25% lower in the first half of 2003 than in the first half of 2002. In addition, fee income was adversely impacted by the stronger Australian dollar and changes in average fee margins.
- Management expenses decreased by $8 million to $209 million primarily due to the stronger Australian dollar and reductions in discretionary expenditure relating to staff costs, travel, marketing and investment administration, partially offset by ongoing development expenditure in the US and Continental Europe and IT development.
- The corporation tax charge decreased by $13 million to $10 million consistent with the decrease in pre-tax profitability.

Total allocated capital decreased by $116 million, or 9%, to $1,223 million during the first half of 2003 due to the writedown of the remaining goodwill in the NPI Limited asset management contract and the impact of the stronger Australian dollar, partly offset by new capital contributed to Henderson as part of the pro-forma adjustments outlined in section 7.3.1.

Assets under management decreased by $25.5 billion during the first half of 2003, primarily due to the adverse impact of the stronger Australian dollar, which amounted to $27.5 billion. The $6.0 billion increase in assets under management due to the recovery in equity markets was partly offset by fund outflows of $4.0 billion.

(b) Commentary on results for the 12 months ended 31 December 2002

Underlying operating profit after tax decreased by $20 million, or 16%, to $104 million. The following items contributed to this result.

- Fee income decreased by $35 million, or 6%, to $592 million primarily due to the decline in equity markets in the UK and Continental Europe, where the largest proportion of listed assets under management are invested, and the increase in net fund outflows. Reductions in management fees for European equity based retail products were only partially offset by strong growth in hedge fund and property products.
- Management expenses decreased by $10 million, or 2%, to $442 million primarily due to ongoing savings in staff, marketing and investment administration expenditure partly offset by additional expenditure on the US mutual funds initiative, fixed interest investment capabilities and London accommodation costs following the end of lease incentives.
- The corporation tax charge increased by $2 million, despite the decrease in pre-tax profitability, due to provisions made in respect of previous tax years.

Total allocated capital decreased by $292 million, or 18%, to $1,339 million primarily due to the partial writedown of goodwill in the NPI Limited asset management contract and more efficient working capital management.

Assets under management decreased by $30.1 billion to $196.3 billion primarily due to adverse market movements, and the increase in net fund outflows.

(c) Commentary on results for the 12 months ended 31 December 2001

Underlying operating profit after tax decreased by $116 million, or 48%, to $124 million. The following items contributed to this result.

- Fee income decreased by $128 million, or 17%, to $627 million primarily due to one-off technology fund investment performance fees of $143 million, which crystallised during 2000 and were not repeated in 2001. Remaining fee income increased by $15 million which reflected the weakening of the Australian dollar and the impact of net fund inflows partially offset by a reduction in management fees due to the impact of declining equity markets.
- Management expenses increased by $28 million, or 7%, to $452 million due to the weakening of the Australian dollar against sterling. Sterling denominated management expenses remained unchanged. Savings from cost reduction actions and efficiency measures, mainly in staff and marketing expenditure, were reinvested in key business development initiatives, specifically the US mutual fund business, and in improving core front office IT systems.
- The corporation tax charge decreased by $46 million to $51 million consistent with the decrease in pre-tax profitability. The effective tax rate was unchanged.
- Transformation costs in 2001 of $7 million represent restructuring costs in that year. They were not considered sufficiently material to warrant a pro-forma adjustment.

Total allocated capital increased by $47 million, or 3%, to $1,631 million reflecting increased working capital to support growth initiatives.

Assets under management increased by $2.3 billion to $226.4 billion due to the impact of net fund inflows and favourable exchange rate movements partially offset by the downturn in investment markets.

(d) Commentary on net fund flows for the three and half years ended 30 June 2003

The deterioration in total net fund flows reflects the peaking of equity markets in early 2000 and the subsequent collapse in equity prices. Global equity market falls in FY01 and FY02 have had a substantial impact on investor confidence and appetite for investment products, and equities in particular. As a result of these trends, Henderson has suffered lower sales and higher redemption of its investment products. High margin hedge funds have increased assets under management and provide diversification of fee income, while collateralised debt obligation funds are a further growth area and also provide diversification of fee income.

Net fund flows to the retail open end channel over the three and a half years to 30 June 2003 were $10.6 billion. There has been a significant deterioration in net fund flows since peaking in 2000, primarily as a result of deteriorating demand among retail investors for equity products.

Net fund flows in the retail closed end channel have been relatively consistent over the three and a half years to 30 June 2003, reflecting the closed-ended nature of the funds managed. There was a significant outflow in 2001, principally due to the loss of the investment mandate for the Henderson Technology Investment Trust plc.

Net fund flows in the subadvisory channel over the three and half years to 30 June 2003 were $5.9 billion. The high net inflow in 2000, included, in part, $2.1 billion of assets under management from AMP's acquisition of GIO and $4.6 billion of assets under management in relation to Henderson's distribution agreement with Gruppo Banco Popolare di Lodi.

Net fund flows in the institutional channel over the three and a half years to 30 June 2003 were $31.1 billion. Inflows have included the launch of a number of new products, such as the Absolute Return Funds range of hedge funds and collateralised debt obligation funds which have grown assets under management since launch by $1.5 billion, and $2.5 billion respectively. In addition, Henderson has won a number of pension fund clients over the period, which mainly include fixed income and property mandates.

Outflows have been driven by the trend for pension funds to allocate assets away from balanced mandates to a variety of specialist mandates, as well as away from equities towards fixed interest assets. The significant decline in net fund flows in 2002 reflects this trend and included the loss of a $4 billion short term cash mandate. In the first half of 2003, there have been a number of new business wins including a $1.8 billion collateralised debt obligation mandate and a $0.8 billion property mandate.

The level of net outflows in Life Services' life funds reflects the lower level of new business sales by Life Services relative to the level of claims.

(e) Previous reporting of product cashflows

Previously, in the AMP Investor Report, Henderson has reported product cashflows which excluded the net fund flows distributed under the Life Services brands, including retail open ended funds and Life Services' life funds, and excluded the net fund flows relating to funds managed for AFS under subadvisory relationships. HHG believes that reporting of net fund flows by distribution channel will be more relevant for Henderson going forward. The table below shows total net fund flows relating to Life Services and AFS and product cashflows as previously reported.

$bn	FY00	FY01	FY02	1H02	1H03
Life Services and AFS fund flows	0.8	(2.7)	(3.6)	(1.9)	(3.3)
Product cashflows (as previously reported)	26.4	16.1	(2.0)	0.4	(0.7)
Total net fund flows	**27.2**	**13.4**	**(5.6)**	**(1.5)**	**(4.0)**

7.2.2 Life Services

The pro-forma results of the Life Services segment for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Components of profit and loss					
Profit margins released	230	230	152	98	45
Profit margins – other[1]	10	16	102	71	(38)
Total profit margins	**240**	**246**	**254**	**169**	**7**
Experience profits/(losses)	3	64	(22)	(14)	(37)
Capitalised (losses)/loss reversals	60	45	(6)	22	6
Operating margins	**303**	**355**	**226**	**177**	**(24)**
Underlying investment income	205	236	211	112	131

Underlying operating profit after tax	**508**	**591**	**437**	**289**	**107**
Capital allocated[2]					
Net assets	3,957	4,604	6,994	4,630	4,956
Intangibles	936	1,094	844	1,044	-
Total invested capital	**4,893**	**5,698**	**7,838**	**5,674**	**4,956**
Ratios					
Cost to income	65%	64%	64%	59%	72%
Retention/persistency	89%	89%	88%	88%	85%
RoIC	10.6%	11.2%	6.5%	10.2%	3.3%
RoBUE	12.8%	13.8%	7.5%	12.5%	3.6%
Product cashflows[2]					
Net product outflows	**(2,324)**	**(2,188)**	**(3,011)**	**(1,222)**	**(2,253)**
Equity backing ratios (%)[3]					
Pearl	75.8	70.7	47.9	76.0	29.4
London Life	66.2	59.5	44.9	47.1	16.2
National Provident Life	46.1	53.3	48.5	52.0	12.1

Notes:
1. Profit margins - other comprises the UK Service Company, Pearl's general insurance business, which is closed to new business, and other non life companies such as AMP (UK) Trustees Limited.
2. Capital allocated and product cashflows represent the amounts allocated to Life Services as part of UK financial services in the AMP Investor Report for the period specified. The amounts do not include capital allocated to Towry Law and AMPLE. No pro-forma adjustments have been made to these items.
3. Equity backing ratios include property and private equity holdings, which are the principal components of London Life and National Provident Life ratios in 1H03.

Although Life Services is now a closed book, it continued to underwrite new business in a number of different classes into 2003. The financial results for the historical periods are therefore impacted by the level of new business in those periods. In the future, certain contractual increments will continue, and a modest level of new business will be written.

(a) Commentary on results for the six months ended 30 June 2003

Underlying operating profit after tax decreased by $182 million, or 63%, to $107 million compared to 1H02. The following items contributed to this result.

- Total profit margins decreased by $162 million to $7 million primarily due to the impact of the reduction in equity exposure, leading to lower expected future investment returns which, in conjunction with increased lapse and experience assumptions, reduced available profit margins. In addition, the decision to close the direct sales force resulted in cost overhangs within the UK Service Company.
- Experience losses of $37 million arose in 1H03. A significant part of these were recognised following a review of policy valuation data.
- Capitalised loss reversals of $6 million arose primarily from reductions in expense assumptions in respect of annuity business, which allowed the reversal of previously recognised losses.
- Underlying investment income increased by $19 million to $131 million. This was due to an increase in capital partially offset by lower yields as a result of a move of underlying assets into cash.

Total allocated capital decreased by $2,882 million, or 37%, to $4,956 million during the first half of 2003 due to various tangible and intangible asset writedowns and exchange rate movements.

Net product outflows increased by $1,031 million to $2,253 million primarily due to reduced inflows, particularly on single premium products, arising from the decision taken to close the direct sales force and increased levels of surrenders, particularly of with-profit products, reflecting the decision to cease writing this business and to reduce equity exposure in these funds.

(b) Commentary on results for the 12 months ended 31 December 2002

Underlying operating profit after tax decreased by $154 million, or 26%, to $437 million primarily due to the adverse market developments (the FTSE fell 24.5% in 2002), partially offset by ongoing cost reduction initiatives. The decline in the FTSE had a number of impacts as set out below.

- A reduction in profit margins released following reductions in underlying asset values in with-profit funds, lower equity backing to reduce volatility and protect policyholder benefits and an increase in allowances for guaranteed annuity options and the mortgage endowment promise which led to lower supportable bonuses and associated shareholder profit.
- Experience losses of $22 million arose primarily due to the additional provisions for pension misselling and other liabilities to policyholders caused by the decline in investment markets offset in part by profits from tax settlements.
- Capitalised losses of $6 million were recognised primarily due to the decline in equity markets and reduced equity-backing ratios which eliminated future profit margins on certain products.
- Underlying investment income decreased by $25 million to $211 million, primarily due to a reduction in the rate of normalised return consistent with a switch from equities, partially offset by income on increased capital allocated to Life Services.

General insurance margins, included in profit margins – other, decreased to a loss of $14 million for the year mainly reflecting increased provisions in respect of asbestos, pollution health hazard claims and adverse investment returns.

The reductions in Life Services' operating margins arising from the decline in investment markets and general insurance noted above were partially offset by increased margins in the UK Service Company achieved through cost reductions.

Total allocated capital increased by $2,140 million, or 38%, to $7,838 million due to the contribution of an additional $1,393 million of capital by the AMP Group including an increase of $1,211 million in admissible assets and regulatory waivers following an internal restructure partially offset by asset writedowns, payment of dividends and reallocation of shareholder attributable assets.

Net product outflows increased by $823 million, or 38%, to $3,011 million primarily due to outflows from the National Provident Life closed fund reflecting the maturity of income bonds and the surrender of with-profit bonds.

(c) Commentary on results for the 12 months ended 31 December 2001

Underlying operating profit after tax increased by $83 million, or 16%, to $591 million. The following items contributed to this result.

- Total profit margins increased by $6 million to $246 million. The impact of falling investment markets on profit margins released was offset by changes to the calculation of supportable bonuses in this period. Improved UK Service Company efficiencies as cost reductions were achieved and the service company concept, introduced in select service lines in 2000, was extended to the Pearl fund in mid-year, were offset by a smaller contribution from the general insurance business which is closed to new business.

- Experience profits of $64 million arose, primarily due to fees received by Pearl following the reinsurance of annuity business from National Provident Life, which produced a profit of $27 million in Pearl, and the release of a provision, created in 2000, against potential losses on Guaranteed Annuity Option products.
- Capitalised loss reversals of $45 million occurred. National Provident Life's pension annuities were reinsured into the Pearl, and in combination with a revised investment strategy, allowed the reversal of $75 million of previously capitalised losses. This was offset by capitalised loss recognition of $30 million on the NPI Limited home-equity release product.
- Underlying investment income increased by $31 million to $236 million.

Total allocated capital increased by $805 million, or 16%, to $5,698 million primarily due to the transfer of capital from corporate office to Life Services resulting from the purchase of National Provident Life and the impact of a weaker Australian dollar.

Net product outflows decreased by $136 million, or 6%, to $2,188 million primarily due to active targeting of maturing funds from AMP London Life and for retention by AMP Banking.

7.2.3 Other Businesses

The pro-forma results of Other Businesses for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Towry Law	-	(6)	(24)	3	-
AMPLE	-	(16)	(6)	(12)	(2)
Total profit margins[1]	**-**	**(22)**	**(30)**	**(9)**	**(2)**
Capital allocated[2]					
Net assets	616	505	388	516	301
Intangibles	-	456	216	438	180
Total invested capital	**616**	**961**	**604**	**954**	**481**

Notes:
1. Under AGAAP, Virgin Money is accounted for solely by revaluation of HHG's share of its investment. As these revaluations are reversed in the pro-forma adjustments (see section 7.1.2) no result is shown above.
2. Capital allocated represents the Towry Law and AMPLE components of UK financial services in the AMP Investor Report for the period specified and Virgin Money. Aside from 1H03, no pro-forma adjustments have been made to these amounts. The 1H03 amount has been adjusted to reflect the Towry Law component of the pro-forma adjustments outlined in 7.3.1.

(a) Commentary on results for the six months ended 30 June 2003

Total profit margins improved by $7 million, compared to 1H02, to a loss of $2 million. This primarily reflected the benefit AMPLE derived from further cost reductions. Towry Law was adversely impacted by a strengthening of provisions, the war in Iraq and the outbreak of SARS due to the significant proportion of its income derived from the Middle East and Hong Kong.

Total invested capital decreased by $123 million to $481 million during the first half of 2003 primarily due to the stronger Australian dollar and asset writedowns in AMPLE and Virgin Money partially offset by new capital contributed to Towry Law as part of the pro-forma adjustments outlined in section 7.3.1.

(b) Commentary on results for the 12 months ended 31 December 2002

Total profit margins decreased by $8 million bringing the full year loss to $30 million. Increased losses within Towry Law reflected difficult global trading conditions and a strengthening in provisions; during 2002 the Towry Law/UK IFA business was restructured and the international business withdrew from selected European markets (Republic of Ireland and Belgium). The effects of this were only partially offset by reduced losses in AMPLE as cost efficiencies were generated from the merged AMPLE and Interactive Investor business.

Total invested capital decreased by $357 million to $604 million primarily reflecting asset writedowns.

(c) Commentary on results for the 12 months ended 31 December 2001

Total profit margins showed a loss of $22 million reflecting initial start up losses in AMPLE and initial losses in the newly acquired Towry Law business.

Total invested capital increased by $345 million to $961 million primarily reflecting the acquisition of Towry Law partially offset by the sale of the Virgin One business.

7.2.4 HHG corporate office

Corporate office comprises centrally administered functions which are not fully recharged to the operating business units. The pro-forma results of the corporate office for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Corporate office costs not recovered from business units	(51)	(34)	(28)	(18)	(4)
Underlying investment income – corporate office	72	49	1	2	(20)
Investment income market adjustment	(160)	(441)	(139)	(76)	10
Goodwill amortisation	(8)	(8)	(9)	(4)	(9)
Capital allocated[1]					
Net assets	1,062	246	293	43	181
Total invested capital – corporate office	**1,062**	**246**	**293**	**43**	**181**

Note:
1. Total invested capital for FY00, FY01, FY02 and 1H02 represents capital allocated in AMP Investor Reports to HHG corporate office, as part of overall corporate office, for the periods specified. Total invested capital for 1H03 is based on the pro-forma capital structure outlined in section 7.3.1. Underlying investment income – corporate office has been based on the capital allocated before pro-forma adjustments.

(a) Commentary on results for the six months ended 30 June 2003

Corporate office costs not recovered from business units improved by $14 million, or 78%, compared to 1H02, to $4 million primarily due to higher recharges made to AMP during 1H03 compared to 1H02, a reduction of expenditure and adjustment to provisions.

Underlying investment income decreased by $22 million to a loss of $20 million reflecting the elimination of underlying investment income attributable to inter business unit holdings (see footnote 1 in section 7.1.4).

Investment income market adjustment reflects the improvement in investment markets in 1H03 relative to 1H02.

Total invested capital decreased by $112 million to $181 million during the first half of 2003 primarily reflecting a reclassification of capital from corporate office to Life Services partially offset by the pro-forma adjustments outlined in section 7.3.1.

During the period, corporate office suffered adverse tax charges in relation to the Pacific fund and due to the loss making position of the HHG Group was unable to benefit from tax relief on its expenses in the normal manner. The impact of this was, however, mitigated by the release of deferred tax within the Pacific fund (see 7.6.3 note 5).

(b) Commentary on results for the 12 months ended 31 December 2002

Corporate office costs not recovered from business units decreased by $6 million, or 18%, to $28 million primarily due to cost saving initiatives implemented during the year and the completion of centrally charged expenditure.

Underlying investment income decreased by $48 million to $1 million primarily due to a reallocation of capital to Life Services in FY01, partially to provide funding for Life Services to acquire Towry Law, and the use of corporate capital to repay external debt.

Lower bond yields in the UK as well as a reduction in growth assets as a percentage of total managed assets (reducing from 21% to 16%) offset the impact of lower equity markets during the year resulting in an improvement in the investment income market adjustment.

Total invested capital increased by $47 million, or 19%, to $293 million primarily reflecting a net increase in corporate debt following the RPS issue at the end of FY02 and repayment of other facilities partially offset by a reallocation of Pearl shareholder attributable assets from corporate office to Life Services.

(c) Commentary on results for the 12 months ended 31 December 2001

Corporate office costs not recovered from business units decreased by $17 million, or 33%, to $34 million primarily due to start-up costs for a UK branch of AMP Banking, which were incurred in 2000, but not repeated in 2001.

Underlying investment income decreased by $23 million, or 32%, to $49 million.

Investment income market adjustment decreased due to weaker global investment markets, especially in the UK where equity markets fell 16% since the beginning of the year

Total invested capital decreased by $816 million, or 77%, to $246 million primarily reflecting a transfer of capital from corporate office to Life Services resulting from the acquisition of National Provident Life.

7.2.5 Embedded value

(a) Background - UKGAAP capital by business unit

This section considers the embedded value for Life Services. The table below provides a split of the capital by business unit under UKGAAP at 30 June 2003. Further details of UKGAAP are set out in section 7.6.

£m	Capital gross of eliminations	Eliminations	Capital net of eliminations	Re-structure steps	Capital post restructure
Life Services	1,446	(619)	827	182	1,009
Henderson	158	195	353	61	414
Other	(20)	86	66	12	78
Corporate	(372)	338	(34)	69	35
Total capital	**1,212**	**-**	**1,212**	**324**	**1,536**
Sourced by:					
Shareholder capital and reserves	156	-	156	1,321[1]	1,477
External Loans	1,056	-	1,056	(997)[2]	59
Total capital	**1,212**	**-**	**1,212**	**324**	**1,536**

Notes:
1. The shareholder capital and reserves adjustment represents the recapitalisation of HHG amounting to £1,348 million (see section 10.4) partially offset by the writeoff of unamortised debt issue costs relating to the RPS (see footnote 9 of note 2 of section 13.3) and the cancellation of preference shares held by London Life (see section 10.24).
2. The external loan adjustment, represents £1,041 million of loans assumed by AMP (see section 10.4), the writeoff of unamortised debt issue costs and the raising of £50 million under the HHG Convertible Loan Notes.

The corporate structure includes some instances where legal entities falling within one business unit hold investments in other business units. Most notably, Pearl forms part of Life Services but holds equity and debt in AMP Invest, the direct holding company of Henderson.

The table above shows the gross capital position, whereby cross holdings are included within the capital of each business unit and then shows where these would be eliminated. At the gross level, Corporate includes allowance for the writeoff and amortisation of goodwill. Thus loans made by one business unit may be supported by the market value of another entity, rather than by its historic net assets. The principal components of the £619 million of cross holdings within Life Services are loans from Pearl to AMP Invest of £148 million and £129 million, a loan to the Virgin Money joint venture of £91 million and an equity investment in AMP Invest of £158 million. As a component of the restructure steps £50 million of the £129 million loan will be re-paid and the remaining £79 million will be converted from debt to equity. Pearl's equity investment in AMP Invest after the restructure will be £237 million. In the case of Henderson an addition is made to allow for unamortised goodwill.

The eliminations for cross holdings shown above totals £619 million. In the Consulting Actuary's report allowance is made for £416 million of cross holdings. This latter adjustment has been made to allow comparison with HHG's traditional embedded value, as published in the AMP Investor Report. The £416 million allowance for cross holdings reflects admissible assets used to provide support to the solvency

requirements of the Life Services companies. The additional £203 million includes other inadmissible assets held within those companies

There has been a change in approach to the presentation of embedded value from that previously published by AMP. In the past, AMP has shown an Embedded Value within its Investor Report that has been calculated on a basis which includes the cross holdings (but only where these assets are admissible under FSA regulations and support coverage of the RMM). The Embedded Values calculated by the Consulting Actuary and shown in the sections which follow have been determined on a basis which is net of the eliminations described above. In order to compare the Embedded Value previously provided within the AMP Investor Report with the Embedded Value calculated by the Consulting Actuary, it is necessary to ensure that they are on a consistent net asset basis.

Embedded Values shown in the following sections have been calculated based on capital after the restructure steps. The restructure steps are described in section 10.4. The Market -Consistent Embedded Value calculated by the Consulting Actuary has been calculated as £900 million (refer table I in section 11 of the Consulting Actuary's report). If eliminations are added back, this would give a value £1,316 million. The Traditional Embedded Value calculated by the Consulting Actuary has been calculated as £845 million (refer table L in section 12 of the Consulting Actuary's report). If the impact of eliminations and restructuring were added back, this would give a value of £1,261 million. The difference between this value and the Embedded Value reported by AMP in its Investor Report as at 30 June 2003 of £1,341 million includes differences due to restructuring and alternative assumptions in relation to the recognition of future expense savings. A detailed reconciliation showing these differences is set out in table O in section 14 of the Consulting Actuary's report.

(b) Overview

Embedded value is a term commonly used to refer to an actuarial economic valuation technique that has been in widespread use in the insurance and wealth management industry for well over a decade. An embedded value is an estimate of the economic value of a company, excluding the value of any future business that the company may be expected to write. It provides stakeholders with a value-oriented view of a business that is not unduly distorted by local accounting conventions and so is reasonably comparable across jurisdictions.

The primary technique that has traditionally been used by actuaries to determine embedded value results consists of projecting best estimate future distributable profits (and imputation credits where relevant) expected to be generated by the business, and discounting these to a present day value using a risk-adjusted discount rate. Distributable profits are cashflows less the increase in capital and provisions required to support the business. For the purposes of this document, the term "Traditional Embedded Value" is used to refer to embedded value results developed using this technique.

In determining Traditional Embedded Value results, both the cost of assuming risk and the costs associated with providing capital to support a business are allowed for implicitly by using a risk-adjusted discount rate to discount the future projected distributable profits. Determining the risk-adjusted discount rate that appropriately reflects the risk profile of the business is therefore a crucial step in the valuation process. One of the key risks associated with writing life insurance business, which traditionally has been allowed for in the risk-adjusted discount rate, arises from the existence of policyholder financial guarantees and options embedded within products, particularly participating products (typically referred to as with profits products in the

UK). Recent falls in equity markets and interest rates have increased the value to policyholders of these financial guarantees and options, particularly in the UK, to such a point that it is difficult to allow appropriately for them using the risk-adjusted discount rate mechanism. This issue is particularly acute for thinly capitalised participating funds. Consequently, where such features are present, the financial community has begun to apply significant discounts to Traditional Embedded Value results.

In recent years alternative methods for allowing for risk and the cost of capital in the determination of embedded values have begun to be used by the actuarial profession. These methods, known as market-consistent valuation techniques, are widely accepted in financial markets and are used in the pricing of a range of financial instruments. They allow for the cost of risk associated with writing life insurance and wealth management business in a more direct and specific way and remain valid in a broad range of circumstances, including periods of change in financial markets. For the purposes of this document, the term "Market-Consistent Embedded Value" is used to refer to embedded value results developed using market-consistent techniques.

In determining Market-Consistent Embedded Values, the cost of assuming market related risk is allowed for explicitly. As a consequence, a risk-adjusted discount rate is no longer required. Rather, the impact of risk on economic value is assessed by firstly identifying the market related risks to which the business is exposed and then pricing them relative to the pricing of similar risks observed in financial markets. The focus is on market related risk since, under modern finance theory, other risks that the market regards as diversifiable do not significantly affect value. In respect of Life Services, the two most important risks to be taken into account are: (i) risks associated with the provision of policyholder financial guarantees and options embedded within life insurance products; and (ii) risks associated with mismatches between assets and liabilities, and revenues and expenses.

In addition, Market-Consistent Embedded Values allow explicitly rather than implicitly for the costs associated with providing capital to support a business. These primarily arise from two sources: the cost of double taxation and agency costs. Agency costs is the term used in modern financial economics to refer to the cost of ceding direct control of the shareholders' capital to management.

To summarise, having reflected on the advice of the Consulting Actuary, the HHG Board considers that there are strong arguments in favour of using Market-Consistent Embedded Values rather than Traditional Embedded Values when assessing the value of Life Services insurance businesses. These include:

- Market-Consistent Embedded Values are more objective than Traditional Embedded Values as there is no need to select an appropriate risk-adjusted discount rate;

- in determining Market-Consistent Embedded Values assets and liabilities are valued more consistently with each other and with financial markets than is the case for Traditional Embedded Values; and

- in contrast to Traditional Embedded Values, Market-Consistent Embedded Values allow for the cost of policyholder options and guarantees embedded within products in a manner that is consistent with the pricing of stand-alone options in financial markets.

The Consulting Actuary has calculated a Traditional Embedded Value on a consistent basis to the Market-Consistent Embedded Value, which excludes capital invested in other Life Services businesses. The Consulting Actuary's report comments on the

differences between the Traditional Embedded Values calculated by HHG and the Consulting Actuary, discusses the nature of the traditional and modified approaches, and provides commentary on the differences between the modified and traditional values. The move to publishing Market-Consistent Embedded Value reflects HHG's desire to make better allowance for optionality and guarantee costs within its published Embedded Value. The HHG Board has now adopted the Market-Consistent Embedded Value for the reasons outlined above in preference to a Traditional Embedded Value.

(c) Consulting Actuary's calculations

The tables below summarise the calculation of Market-Consistent Embedded Value made by the Consulting Actuary.

Table 1 - Life Services
Components of Market-Consistent Embedded Value as at 30 June 2003 (excluding explicit agency costs)

£m	*Pearl & National Provident Life*	*London Life*	*Unit Linked, Service & Other Companies*	*Total*
Adjusted net assets	291	21	181	493
Market-consistent value of in-force business	311	161	72	544
Cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value	476	177	247	900

Table 2 - Life Services
Sensitivity of Market-Consistent Embedded Value (excluding explicit agency costs)

£m	Embedded value			
	Pearl & National Provident Life	**London Life**	**Unit Linked, Service & other companies**	**Total**
Base value per Table 1	476	177	247	900
Equity: 10% fall	426	175	239	840
Property: 20% fall	389	163	246	798
Corporate spreads as per CP 195[1]	373	136	245	754
Shift in yield curve[2]	498	180	247	925
Discontinuance rates increased by 25%[3]	477	179	204	860
Non-commission expenses increased by 10%[4]	476	177	171	824
Annuitant mortality reduced by 5%[5]	424	167	242	833

Notes:
1. The corporate bond spreads test is based on a widening of corporate bond spreads of 60 basis points for AAA rated and 70 basis points for BBB rated.
2. This is based on a 90 basis point reduction in fixed interest yields. These numbers have been calculated on the basis that National Provident Life changes its asset mix as described in section 7.4. Without this asset switch, the MCEV for Pearl / National Provident Life would be more susceptible to a fall in yields, and the sensitivity result would be £415 million.

3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements then the UK Service Company, is the only company affected by this change.
5. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

7.3 Pro forma statement of financial position at 30 June 2003

7.3.1 Basis of preparation

The HHG Group's pro-forma statement of financial position as at 30 June 2003 is set out below. The pro-forma statement has been derived from AMP Group's audited half year financial statements as at 30 June 2003. Assets and liabilities relating to HHG in those financial statements have been separately identified and pro-forma adjustments have been made to reflect:

- the recapitalisation of HHG and the transfer of existing debt to AMP prior to the Demerger;
- the proposed equity structure of HHG following the Demerger;
- the proposed debt structure of HHG following the Demerger, including a $123 million (£50 million) draw down of Convertible Loan Notes (see section 7.3.2); and
- transaction costs of the Demerger.

Details of these pro-forma adjustments are outlined in note 2 of section 13.3. The pro-forma statement of financial position does not reflect the accounting impact of the internal restructure due to take place within the HHG Group as part of the Demerger. Further details of the financial impact of the internal HHG restructure are set out in note 11 of section 13.3.

Pro-forma statement of financial position

	As at 30 June 2003 $m
Assets	
Cash at bank and on deposit	12,041
Receivables	2,589
Equity securities	16,061
Debt securities	39,901
Property	4,724
Other investments	910
Operating assets	73
Other assets	61
Excess of market value over net assets of controlled entities	997
Total assets	**77,357**
Liabilities	
Payables	2,151
Current tax liabilities	354
Outstanding claims	608
Provisions	1,621
Deferred tax liabilities	16
Borrowings	1,492
Life insurance policy liabilities	62,520
Subordinated debt	320

Total liabilities	**69,082**
Net assets	**8,275**
Equity attributable to shareholders	
Share capital	3,524
Retained profits	2,143
Total equity attributable to ordinary shareholders	**5,667**
Other equity	
Unattributed life funds	2,596
Other outside equity interests in controlled entities	12
Total other equity	**2,608**
Total equity	**8,275**

Summary of pro-forma shareholder capital resources	
Total equity attributable to ordinary shareholders	5,667
External corporate debt	145
Total shareholder capital resources	**5,812**

Pro-forma statement of shareholder capital invested

Notional allocation		**As at 30 June 2003**	
$m	**Net assets**	**Intangibles**	**Total capital**
Life Services	4,956	-	4,956
Pearl	3,683	-	3,683
London Life	671	-	671
Life Services other	602	-	602
Henderson	406	817	1,223
Other Businesses	301	180	481
Corporate office	181	-	181
Inter business unit holding[1]	(1,029)	-	(1,029)
Total shareholder capital resources	**4,815**	**997**	**5,812**

Note:
1. The inter business unit holding relates to Pearl's investments in Henderson ($797 million) and Virgin Money ($232 million).

(a) Provisions

At 30 June 2003 provisions were held by the HHG Group, principally in Life Services, for known and potential issues likely to lead to future losses. These provisions were held in the pro-forma statement of financial position of the HHG Group under life insurance policy liabilities, payables and provisions as appropriate, and amounted to $3,100 million of which $737 million related to shareholder funds and companies, while the rest resided in with profits funds. See also section 6.8.1 (a)(iv) "Provisions", and 7.6.4 Note 7 "UKGAAP Balance sheet". The largest of these provisions analysed between shareholder and with profits funds were:

$m	Shareholder funds	With profits funds	Total
Guaranteed annuity options	-	981	981
Pension mis-selling	90	739	829
Mortgage endowment	-	480	480
Restructuring provisions	299	-	299
Other void properties	97	120	217

It should be noted that if the resources of the with profits funds, after meeting obligations to policyholders and allowing for all provisions, are ultimately insufficient, the deficit will fall on shareholders.

The provision for guaranteed annuity options represents the cost to Life Services of honouring guaranteed annuity rates on retirement relating to personal pension policies issued in the past.

The provision for pensions mis-selling represents the cost to Life Services ($823 million), and Towry Law ($6 million), of compensating policyholders for advice given in the past on personal pension policies in place of employers' pension arrangements.

Life Services has made an "endowment promise" to certain customers, committing to make good some shortfalls in endowment policies in prescribed circumstances. The provision for mortgage endowment reflects the cost of this promise ($433 million) and also the potential cost to Life Services of compensating customers who have complained that they received misleading advice purchasing endowment policies ($47 million).

Restructuring provisions primarily relate to expected future costs of implementing the closure of Life Services' life funds and realising the associated cost reduction. It includes $57 million for void properties as a result of the restructuring

In addition to the $57 million for void properties in restructuring provisions, the HHG Group held a further $217 million for previously voided properties.

7.3.2 Liquidity and capital resources

The HHG Group will operate a treasury function responsible for managing capital at the HHG Group level. This will also include management of corporate cash and liquidity positions and the payment of external dividends for the HHG Group. Life Services and Henderson are responsible for managing their own cash and liquidity resources including repayment of intra-group debt.

(a) Liquidity requirements

The HHG Group's principal cash requirements relate to insurance claims and the payment of policy benefits on the maturity and surrender of policies written by the Life Services businesses. Other liquidity requirements of the HHG Group include the payment of expenses, such as salaries, marketing and investment administration costs, the funding of any dividends to shareholders and the servicing of external debt.

(b) Liquidity sources

HHG held cash at bank attributable to shareholders of $59 million as at 30 June 2003 (before the pro-forma adjustments outlined in 7.3.1).

The HHG Group's principal sources of liquidity are premiums payable by policyholders (which form part of the assets of the long term funds), net return on investment assets and fees (principally management and transaction fees) from asset management. Prior to the Demerger, the AMP Group and the HHG Group would from time to time lend funds to each other on an arms length basis to support short term liquidity requirements. Following the Demerger, this potential liquidity source will not be available to the HHG Group. In addition, AMP provided £500 million of capital support to HHG in 2002, as noted in section 7.4 on regulatory capital.

While it is anticipated that capital may be released from the Life Services businesses in the longer term, the HHG Group does not rely on the release of any such capital as a liquidity source in the medium term. Further details of capital releases are set out in section 7.5.2.

(c) Debt and standby facilities

A detailed discussion of AMP's existing debt facilities and the impact on these facilities if the Demerger is approved is set out in section 5.3.2.

As part of the Demerger, AMP (UK) Finance Services Plc, which was engaged in financing activities and which was historically part of AMP's UK operations, will be transferred to the AMP Group. There are numerous inter company loans in place between controlled entities of the HHG Group, which will remain following the Demerger and which are eliminated at the consolidated level.

The intention of the HHG Group is to put in place debt and standby facilities sufficient to allow the HHG Group's liquidity to be managed prudently.

HHG intends to undertake an issue of new HHG Shares prior to 30 June 2004 to raise a net amount of at least £100 million to complete the recapitalisation of HHG. UBS AG has entered into a conditional commitment with HHG and AMP to subscribe for up to £100 million of Convertible Loan Notes ("CLNs") in HHG. On Demerger, UBS AG will subscribe for £50 million of CLNs. If the proposed equity raising is completed prior to 30 June 2004 the £50 million plus accrued interest will be repaid and the CLNs cancelled. This draw down is reflected in the pro-forma statement of financial position in section 7.3.1. In connection with the proposed equity raising referred to in section 3.4.3 and the issue of CLNs, HHG will increase its authorised share capital by at least the maximum number of HHG Shares that might be required to be issued. In addition, the HHG Directors will be authorised, in accordance with section 80 of the Companies Act (UK), to allot such a number of HHG Shares as may be required to be issued in connection with the equity raising and the issue of the CLNs and have been empowered pursuant to section 95 of the Companies Act (UK) to allot those shares and CLNs on a non pre-emptive basis. Further details of the proposed equity raising and the terms of the CLNs are set out in section 3.4.3 and 10.32.10.

(d) Commitments and contingencies

The HHG Group has provided certain guarantees or commitments to external parties. These arrangements include various guarantees and indemnities provided on the sale of various group assets. Further details are set out in section 10 part B.

HHG has rental commitments under leases for occupied premises which total $230 million up to the date of expiry of those leases. This excludes those void properties for which a provision for future costs has been made (see 'provisions' in section 7.3.1).

(e) Distributable profits

As part of the restructuring of the share capital of HHG, it is intended that, to the extent permissible, the current deficit on retained profit and loss in the company balance sheet, on a UKGAAP basis, will be removed and retained earnings created. However, if there are at the time of the HHG Capital Reduction third party creditors who do not consent or are not otherwise provided for (to the extent required by the court) at the time of the capital reduction, it is likely that any such amounts would not be distributable until those creditors have been paid in full or had subsequently consented or been provided for.

7.3.3 Quantitative and qualitative disclosures regarding market risk

The HHG Group has a risk management framework designed to manage the risks associated with its business, the details of which are set out in section 6.5 - "Risk Management". This includes the management of market risks, which are risks associated with adverse movements in equity, fixed income, property, currency and other market prices or changes in the volatility of these movements.

Both the assets under the management of Henderson and the assets and liabilities of the Life Services businesses are subject to the risk of potential loss arising from adverse movements in market rates and prices. Henderson's revenue is, to a large extent, based on the value of assets under management and will generally decline if the value of those assets under management falls. For Life Services, adverse market movements may reduce the value of assets which are held against the liabilities to policyholders and may reduce the surplus of assets over liabilities.

The analysis below looks at the impact market risks may have on the Henderson and Life Services businesses, rather than on policyholders or shareholders. However, market risks which adversely impact the businesses could also impact on policyholders and shareholders.

The market risks have been separated into: asset valuation risk, interest rate risk, foreign exchange risk and liquidity risk. The analysis below also includes a sensitivity analysis which looks at the sensitivity of assets under management to asset valuation risk for Henderson. Section 7.2.5 - "Life Services - Embedded Value" considers the sensitivity of the Market-Consistent Embedded Value of Life Services' businesses to a number of market and other external risks.

(a) Asset valuation risk

Asset valuation risk is the risk that a decline in the value of assets adversely impacts the revenues of the HHG Group, both as a result of an asset not meeting its expected value (which could create liquidity risk) and the level of assets under management generating lower fees.

Henderson's direct exposure to asset valuation risk is limited in the sense that it enters into market transactions as an agent for clients. Where market price movements adversely impact the value of investments, Henderson has no exposure to that market movement other than through the impact on revenues derived from assets under management.

Henderson attempts to mitigate the impact of asset valuation risk on its revenues through asset class diversification. A 10% decrease in equity market prices would result in a 4% decrease in the value of Henderson's assets under management, based on the mix of assets under management as at 30 June 2003. Similarly, a 10% fall in fixed interest prices would result in a 5% fall in assets under management and a 10% fall in property prices would lead to a 1% fall in assets under management. The revenue derived from the value of fixed income securities under Henderson

management is not subject to the same degree of volatility as the revenue from equities.

As management fees are derived from the value of assets under management, the diversification of assets between a number of different asset classes may also protect revenue levels.

For Life Services, a major portion of the HHG Group's existing long term business comprises with profits products, where the policyholders bear some or all of the risk attributable to the valuation of the assets supporting the long term funds. Risks attributable to policyholders are managed with a view to ensuring that risks are acceptable taking account of the potential rewards, and the need to meet policyholders' reasonable expectations. A decline in asset valuations through market fluctuations will restrict the size of the unattributed surplus, which can be used to fund future policyholder bonuses and from which transfers to the shareholders are made. While a shortfall of assets against liabilities arising from a fall in asset values may result in bonuses being reduced or withheld on with profits policies, shareholders' funds within the Life Services business in question could also be required to be transferred to cover any such shortfalls.

Life Services has significantly reduced the volatility of the mismatch between assets and liabilities by reducing the exposure of the long term funds to growth assets. The impact on the shareholder of market movements in equities is described in section 7.2.5 "Embedded value".

In addition to diversification, HHG also uses derivatives to hedge against market movements in asset values, and as a means of effecting changes in exposures to different asset classes. A clearly defined policy exists for the use of all derivatives together with control frameworks to ensure appropriate dealing, settlement and independent monitoring of such instruments has been established.

(b) Interest rate risk

Interest rate risk is the risk that the HHG Group will sustain losses through adverse movements in interest rates, either through a mismatch of interest-bearing assets and liabilities or the effect such movements have on the value of interest-bearing assets (which is also related to the asset valuation risk discussed above).

Reductions in the level of long term interest rates may adversely affect the Life Services businesses. As interest rates reduce the value of future guarantees will increase. Similarly, policyholder options, which may include, for example interest rate guarantees, may become more valuable. Conversely, interest rate reductions will also lead to an increase in the value of Life Services fixed interest securities. The extent of the adverse impact will depend on the relative movements of assets and liabilities. In order to reduce this impact, Life Services seeks to back the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. To the extent that such asset liability matching is not practicable or fully achieved, future returns may fluctuate.

Interest rate fluctuations also have an impact on Henderson's revenues. There is an exposure to interest rates on banking deposits held in the ordinary course of business. In addition changes in long term interest rates affect fixed income prices to varying degrees, primarily depending on the term and coupon rate of the underlying fixed income investments. The impact of changes in fixed income prices on Henderson's assets under management is considered in "Asset valuation risk" above.

The interest rate risk of the HHG Group arises from holding financial assets and liabilities in the normal course of business. It is the HHG Group's intention to mitigate any material interest rate risk with derivative financial instruments.

Following the Demerger, the level of debt within the HHG Group will be significantly reduced.

(c) Liquidity risk

The HHG Group faces two types of liquidity risk; product/market liquidity risk and funding liquidity risk.

Product/market liquidity risk is the risk that it may not be able to, or cannot easily, unwind or offset a particular position at or near the previous market price because of inadequate market depth or because of disruptions in the marketplace.

Life Services bears the risk through its investments in unlisted products such as private capital and property, whereas this is a relatively small risk for Henderson.

Funding liquidity risk is the risk that the HHG Group may be unable to meet its payment obligations. For Henderson and Life Services, this would be the risk of insufficient cash resources and liquid assets being available to meet liabilities as they fall due, as well as the regulatory capital requirements of the FSA.

One of the primary considerations of the Life Services businesses in determining investment policy is to ensure that the investments can be liquidated to meet liabilities as they fall due, based on actuarial assessment.

(d) Foreign exchange risk

Foreign exchange risk is the risk that the HHG Group will sustain losses through adverse movements in currency exchange rates.

The Henderson business is impacted through its exposure to non-Pound Sterling income and expenses, and assets and liabilities of non-UK subsidiaries. Henderson also carries a small foreign exchange position as principal to facilitate the smooth conduct of its daily business.

Life Services is subject to foreign exchange exposures through its non-UK investments.

7.4 Regulatory capital

The following subsidiaries of the HHG Group are required by the FSA to maintain certain levels of regulatory capital:

Henderson:	Henderson Global Investors Limited Henderson Administration Limited Henderson Investment Funds Limited Henderson Investment Management Limited Henderson Fund Management plc Henderson Private Capital Limited
Life Services:	
- main life companies	Pearl National Provident Life London Life
- other life companies	PAULP PAUF LLLA NPI Limited
- non life companies	AMP UK Financial Services Ltd AMP Portfolio Managers Ltd NPI Investment Managers Ltd NPI Annuities Ltd Pearl ISA Ltd Pearl Unit Trusts Ltd London Life Group Services Ltd
Other Businesses:	
- Towry Law	Advizas Limited Guthrie Herrington & Co Ltd Tisdale Life Consultants Limited Towry Law Financial Services Limited Towry Law Fraser Smith Limited Towry Law Investment Management Limited Towry Law Investment Services Limited Towry Law Trustee Company Limited
- AMPLE	Interactive Investor Trading Ltd

7.4.1 Henderson

(a) Regulation in the UK

Henderson consists of two statutory groups; Henderson Global Investors (Holdings) plc which is not regulated itself but has four regulated subsidiaries; - Henderson Global Investors Limited, Henderson Administration Limited, Henderson Investment Funds Limited and Henderson Investment Management Limited; and Henderson Fund Management plc which is regulated by the FSA and has a regulated subsidiary, Henderson Private Capital Limited.

Regulatory capital requirements for Henderson exist on two levels. The first is at individual entity level, whereby the six entities regulated by the FSA are required to submit periodic returns to demonstrate compliance. The second is at the consolidated level, requiring Henderson Global Investors (Holdings) plc and Henderson Fund Management plc to prepare and submit returns based on notional consolidated

financials. The FSA has published proposals which have an impact on the assessment of the consolidated capital requirement. These are contained in Consultation Paper 173 ("CP 173"). For further information, see section 10.37.2.

The basis for the capital requirement remains consistent with the regulations of the former Investment Management Regulatory Organisation - assessing whether liquid capital held within the business is sufficient to cover projected levels of expenditure over a three-month period. Discussions with the FSA in respect of CP 173 are ongoing and are proceeding satisfactorily. However, the full impact on Henderson of the new regulations proposed in CP 173 will not be known until they are finalised, which is expected to be in October 2003.

The new Basel Accord and Risk Based Capital Directive is expected to take effect on 31 December 2006. The new capital standards will affect all deposit takers and certain types of investment firms. The specific impact of the proposed regulation on the regulatory capital requirements of investment management firms remains unclear.

(b) Regulation overseas

In addition to the UK regulated entities, Henderson also has a number of entities regulated by overseas bodies.

Henderson Global Investors Limited ("HGIL") is additionally registered with the Japan Ministry of Finance required under Japanese Securities Investment Law in order for HGIL to provide advice to Japanese clients. This requires the submission of an annual return detailing HGIL's financial results to the Japan Ministry of Finance.

Henderson Investment Management Limited is also registered with the SEC in respect of its US operations. The SEC also regulates Henderson Global Investors (North America) Inc.("HGINA") based in the US. Registration as an investment advisor involves the annual submission of form ADV along with a fee, however there are no capital requirements for SEC registered advisors. HGINA also has a wholly owned subsidiary, Henderson Global Investors Equity Planning Inc. ("HGIEPI"), a limited purpose broker-dealer under the laws of the SEC and regulated by NASD. Registration as a broker-dealer requires the submission of Form BD along with a fee and there is a minimum capital requirement to HGIEPI of US$5,000.

Henderson Property Management (Jersey) Limited is registered with the Financial Services Commission in Jersey as it acts as investment manager to a number of property funds. This requires the annual payment of a permit fee to the Financial Services Commission in order to carry out business in Jersey, however no annual return is required to be completed for this purpose.

Henderson Management SA is required under Luxembourg law to hold a minimum capital of €35,000. The company has no other regulatory capital requirements imposed upon it.

Henderson Global Investors (Japan) KK is regulated by the Japan Ministry of Finance. Under Investment Advisory Business Law, the company must hold over ¥1 million as base capital and the amount of net assets must not be less than this for the year the advisory license is obtained.

Henderson Global Investors (Singapore) Limited is regulated by the Monetary Authority of Singapore. This requires the company to hold base capital of S$1 million and financial resources must not fall below 120% of the Total Risk Requirement (broadly 10% of revenue).

HGIL's German and Italian branches hold distribution licences but these do not entail any onerous reporting or capitalisation requirements.

7.4.2 Life Services

(a) Main life companies

The regulatory capital for life companies in the UK is calculated on bases prescribed in the Interim Prudential Source Book for Insurers, which forms the basis of the annual return to the FSA (the "statutory solvency basis"). The regulations require the calculation of liabilities with appropriate margins for prudence and for assets to be valued at market value but specifies some categories of asset as inadmissible for the purpose of the calculation. The latter relates specifically to concentrations of investment in particular securities or counterparties, and to internal investments in other group companies.

All insurers are required to keep a margin of assets over and above their liabilities calculated on this basis. This margin is known as the Required Minimum Margin ("RMM"). One of the key regulatory capital measures for life insurers is the excess of available assets (admissible assets less total liabilities) plus implicit items over and above RMM. These are known as free assets. In this document, the HHG Group has calculated the Free Asset Ratio ("FAR") as the free assets divided by total liabilities. Total liabilities consist of actuarial liabilities (after the distribution of surplus) together with other insurance and non-insurance liabilities. The FARs of the three main Life Services life companies are shown below:

	31 December 2000 %	31 December 2001 %	31 December 2002 %	30 June 2003 %
Pearl	12.3	4.7	2.7	1.8
National Provident Life	5.4	8.2	1.3	0.4
London Life	6.7	5.4	2.6	1.1

The 31 December FARs are extracted from the FSA returns of those dates. The 30 June 2003 FARs have been prepared by management and reviewed by Ernst and Young (see note 21 of section 13.3 for further details).

The assets backing the with profits liabilities of the Life Services businesses were, prior to the declines in the investment markets since 2001, primarily equities. In common with the rest of the life insurance industry the FARs have fallen over time consistent with decline in equity values. During 2002, primarily as a result of the decline in equity markets, Pearl became unable to meet its RMM for a period of time. Life Services developed a plan to rectify the position, which was shared with the FSA. The plan was implemented and Pearl's regulatory capital position was restored by the end of 2002. The measures taken included an increase of £500 million in the capital allocated to Life Services (primarily used to facilitate asset swaps to increase the amount of admissible assets within Pearl), ceasing to write Pearl with profits bonds and annuity products, the implementation of a derivative based investment policy to protect against downside investment risk and a review of bonus declaration levels.

During 2003, Life Services has carried out further work to define a more sustainable long term investment policy. The board of Pearl has targeted a longer term expected equity backing ratio ("EBR"), being total exposure to growth assets, for Pearl of 25%. The Pearl Board expects to maintain an EBR for Pearl at around this level, although a significant fall in equity or property markets, or other adverse developments, including possible future regulatory changes, could require a further sell-down of shares and/or

property. The increase in proportion of fixed income assets has increased the importance of matching assets and liabilities by duration. Management intends to take steps to improve this matching, particularly in respect of National Provident Life, subject to supervisory board approval. In addition, work has been done to look at the structured credit market with a view to achieving a higher return than gilts, but with exposure to assets of a lower volatility than equities. For London Life and National Provident Life, a more comprehensive sell-down of growth assets has occurred and except for certain classes of London Life business, exposure to listed equities is negligible, although they retain some exposure to property markets and private equity.

The Pearl position continues to be impacted by a considerable amount of inadmissible assets, principally comprising contingent loans to National Provident Life and investments in other HHG Group companies. Total inadmissible assets at June 2003 were £617 million. Although these assets are inadmissible for regulatory purposes, the economic value of the assets is available to support solvency.

While the actions above have improved the regulatory capital position of the life companies, the FARs remain low, particularly for National Provident Life, and there are a number of possible scenarios which could potentially bring pressure on, or even cause a breach of RMM. Some of the risks that could give rise to such a position are set out in the risk factors in section 6.8. These risks could result from changes to future experience assumptions, unforeseen issues such as compensation claims, or adverse current experience such as a further sharp fall in asset values, or, in the longer term, following the implementation of CP 145.

If one or more of the Life Services businesses were to breach their minimum regulatory capital requirements, the FSA would look to HHG to take action to improve the capital position. This might require the relevant Life Services businesses to take certain steps for the security of policyholders, and might impose restrictions on the flow of capital from the relevant Life Services businesses. In the event of a breach, Life Services would work closely with the FSA to develop a plan to protect policyholder interests and restore regulatory capital to acceptable levels over time. The plan would seek to ensure that the financial resources necessary to meet responsibilities to policyholders were maintained and could include a number of measures, including changes to the mix of assets, a reduction in the bonus rates payable to policyholders or the sale of inadmissible assets. Such measures may have an impact on the level of assets which can be attributed to shareholders' funds.

Although there is no legal obligation for shareholders to contribute additional capital to prevent a breach of the minimum regulatory capital requirements or to correct an existing breach, if the capital margins of the Life Services businesses continued to be under threat after having taken the agreed action, the HHG Group would have to consider taking further measures to protect the capital margins, which may include raising additional capital in the form of debt or equity.

Both Pearl and London Life currently rely on waivers that allow them to bring implicit items into the required margin calculations to meet their regulatory capital requirements. These waivers expire at the end of November 2003. It is the intention of the relevant companies to seek renewal of these waivers as they expire. It is highly likely that the RMMs of each life company will be breached if the waivers are not renewed. The HHG Directors are not currently aware of any indication that the waivers will not be renewed.

National Provident Life currently relies on financial reinsurance to support its regulatory capital position.

Although the Life Services companies contain a number of different funds, capital adequacy is assessed at the company rather than the fund level. As at 30 June 2003, while the Pearl 90:10 fund showed a deficit, this was covered by assets within the Pacific fund. Under the current reporting regime, there is no requirement to formally transfer assets to clear the deficit.

The FARs of the Life Services life companies reflect the current regulatory regime for life insurers. This regime is changing in 2004 with the introduction of the Integrated Prudential Sourcebook. Amongst other things, this will require a more realistic assessment of the liabilities and risk based capital requirements of the business. The specific details of the new regulation are not yet finalised, although a consultation paper (CP 195) has been published. The consultation period does not expire until the end of November 2003. Further information relating to the new regulatory regime in the UK, including more information on CP 195, is set out in section 10 part B.

In the context of the estimated position of the Pearl with profits fund under CP 195, it has been necessary for the board of directors of Pearl to give an undertaking that the proportion of the surplus assets in the with profits fund, which is attributable to shareholders, will be retained in the with profits fund for as long as policyholder security and customer interests require and may not be released in any event before 2014 without the prior consent of the FSA. The commitment to withhold these transfers has provided additional capital support to the realistic balance sheet determined for the purpose of CP 195.

In addition, the board of directors of Pearl has committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

As with the existing regime, there is a deficit within the Pearl 90:10 fund under CP 195. CP 195 proposes that it will be necessary to make a transfer between funds to clear any such deficit. In order to address this, Life Services intends to swap admissible assets from the Pacific fund with inadmissible assets in the Pearl 90:10 fund, principally the overcoat (the fund's investments supported by contingent loans to National Provident Life, as described in section 6.3.5 "Structure of funds") . Nevertheless, while the deficit remains, or if a deficit emerges at a future date, there is a risk that the ability of the non-profit funds to release capital will be constrained.

(b) Pro-forma realistic balance sheets

The Consulting Actuary has estimated the impact of CP 195 on the main life businesses and the table below sets out the estimated surplus asset positions of the businesses as at 30 June 2003, on the basis of the regulation set out in CP 195.

£m	**Pearl Assurance**	**National Provident Life**	**London Life Ltd**
Admissible Assets[1]	14,874	7,915	2,865
Adjustment for non profit business	(3,471)	105	(1,122)
Available Assets	11,403	8,020	1,743
Realistic Liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover RCM	386	201	29
RCM	(311)	(151)	(29)
Free Capital	**75**	**50**	**0**

Note:

1. Admissible assets held in both the long term and shareholder funds.

The results in the above table are those arising from the FSA's defined realistic basis as defined in CP 195. The Consulting Actuary has carried out a limited assessment of the impact of the FSA's proposed amendments to various aspects of the current statutory rules. Based on this work, HHG expects that the realistic basis will be either similar to, or more onerous than, the statutory peak for each of these companies. This is dependent on the FSA's approval of the existing intangible asset of £400 million, technically a future profits "implicit item", for Pearl continuing beyond November 2003.

The realistic basis adopted by the FSA contains a number of margins. In particular, inadmissible assets and future profits on non-participating business held outside the 90:10 fund are not permitted to be shown as an asset and the value of future contingent loan repayments and shareholder transfers (in scenarios where the 90:10 fund can afford to make these payments) are shown as a liability.

After the restructuring and capital movements, it is expected that Pearl will have approximately £100 million of inadmissible assets in respect of Pearl's investment in Henderson. These assets are excluded from the balance sheet shown in the above table. The asset values are based on the current asset valuation rules. In CP 145, the FSA expressed the intention to remove the option to use market valuation for certain types of non-insurance undertakings following implementation of the Financial Conglomerates Directive in the Integrated Prudential Sourcebook. It is likely, that from the start of 2005, this could increase the inadmissible assets for Pearl by up to £210 million, with a consequential effect on the assets shown in the above table.

In preparing the results in the above table, allowance has been made for the actions National Provident Life has taken since 30 June 2003, and is continuing to implement, to improve asset and liability matching. Without allowance for these changes, National Provident Life would have shown approximately £100 million less free capital as at 30 June 2003. Given HHG's current understanding of CP 195, as Pearl owns National Provident Life, this shortfall would also have affected the Pearl results by the same amount. Although the FSA requires this presentation as a result of the corporate structure, HHG believes that there is no legal requirement for Pearl to provide any further capital support to National Provident Life.

In addition to the requirements described above, the companies will be required to carry out an Individual Capital Assessment ("ICA"), based on which the FSA will be able to vary each insurer's regulatory capital requirements. The FSA will introduce a process for giving Individual Capital Guidance ("ICG") to firms. ICG will be set with reference to the specific business and control risks faced by each company and will take account of each company's ICA and any margins elsewhere in the business. Companies that can demonstrate that they have identified and assessed their risk and have appropriate controls to mitigate those risks are expected to receive a lower ICG. The FSA has estimated initial ICG assessment might result in an ICG increase of 25% of the required capital resources across the industry, varying by firm. It is not possible at the present time to assess the likely ICG for the Life Services companies.

(c) Other life companies

The other life companies are effectively unit linked companies whose assets and liabilities are closely matched. The FARs of these companies as at 30 June 2003 were:

PAULP	4.0%
PAUF	2.2%
LLLA	3.2%

NPI Limited	0.7%

(d) Non life companies

The non life companies named above have always satisfied the FSA's minimum requirement and continue to do so.

7.4.3 Other Businesses

(a) Towry Law

The minimum level of regulatory capital that must be maintained by each of the UK companies within the Towry Law group is based on the total annual expenditure of the company in the preceding financial year.

The Towry Law group also has a number of overseas subsidiaries that are subject to local regulation specific to the territory in which they operate. Minimum levels of regulatory capital are maintained to meet the requirements of the local regulatory bodies.

(b) AMPLE

AMPLE includes one regulated FSA undertaking, Interactive Investor Trading Limited. Interactive Investor Trading Limited's regulatory capital requirement is calculated using the initial capital requirement and has complied with the FSA financial resource base requirements.

(c) Virgin Money

Virgin Money is not a subsidiary of HHG and the capital requirements of Virgin Money are managed by its own management separately from the HHG Group, but it is included here for completeness. Virgin Money includes a UK life company, Virgin Money Life Limited. It has other subsidiaries, Virgin Money Unit Trust Managers Limited and Virgin Money Personal Financial Services Limited, where the minimum requirement is based on the annual expenditure in the preceding financial year.

7.4.4 Insurance Groups Directive

The Interim Prudential Sourcebook contains rules implementing the EU Insurance Group Directive. The rules introduce new arrangements for regulating insurance companies within an insurance group. The arrangements focus on three main requirements: (i) an adjusted-solo solvency test designed to ensure that an insurer's solo solvency position is not distorted by any investment it makes in a related company (i.e., double use of the same capital to cover risks in an insurer and its related companies); (ii) a parent undertaking solvency margin calculation designed to assess resources available to meet the overall insurance risk borne by a group; and (iii) monitoring material intra-group transactions.

Currently the requirement under (ii) is to prepare and submit a parent undertaking solvency margin calculation which is confidential between the company and the FSA as regulator. A formal minimum requirement is expected to be introduced in the future. As at 31 December 2002, the calculations for AMP showed a positive position at both the AMP and the HHG levels. Following the Demerger, the HHG position should be materially improved through the proposed injection of capital. However, some of this improvement would be lost if the FSA implements its intention expressed in CP 145 to remove the option to use market valuation for non insurance undertakings, following the implementation of the Integrated Prudential Sourcebook (see section 7.4.2).

Further details of the regulatory environment for the HHG Group are set out in "Life insurance market overview" in section 6.3.4 and in "Regulation" in section 10.37.

7.5 Outlook

The HHG Directors do not believe that it is appropriate to include a financial forecast for the HHG Group in this document, having regard to the nature of the HHG Group's business and rapid changes in the market and regulatory environment.

7.5.1 Current trading

In the first half of 2003, Henderson experienced lower sales of investment products compared with the same period in 2002, due principally to weaker investor demand for such products. Since 30 June 2003, Henderson's assets under management have grown, as a result of improved equity markets and positive net new sales to certain retail and institutional clients, which have more than offset outflows from Life Services.

In particular, Henderson has experienced net fund inflows to its continental European retail product, Horizon, and further growth in its absolute return and collateralised debt obligation funds. In addition significant client commitments have been secured for European property investment. Outflows are expected prior to the year end in respect of certain funds managed on behalf of AMP Australia and the proposed liquidation of the Henderson Absolute Return Portfolio.

Despite the persistency experience of Life Services falling in the first half of 2003 relative to the first half of 2002, the rates experienced then and since 30 June 2003 remain in line with management's expectations. There has been acceleration in surrenders of Pearl unitised with profits bond products.

HHG has not carried out a full valuation of its life funds since 30 June 2003 to recalculate the FARs, but the HHG Directors are not aware of any factors that would have a material adverse effect on those ratios.

HHG continues to monitor the likely impact of developments in CP 195 and CP 145, and the HHG Directors are not aware of any other factors that would have a material adverse effect on the free capital in the pro-forma realistic balance sheet as referred to in section 7.4.2.

Operating losses incurred by the UK Service Company in the first half of 2003 were £18 million. Management expects that the UK Service Company will break even in 2004, due partly to the acceleration of cost cutting measures.

The HHG pension scheme provides pension benefits on a final salary and defined contribution basis for all eligible UK employees of the HHG Group. In recent years the HHG Group has enjoyed a contribution 'holiday' as the accumulated surplus was sufficient to fund the benefits as they accrued. The fall in investment markets over the last two years has eroded the surplus. There is no longer any surplus in the HHG pension scheme, and HHG will commence employer contributions to meet the cost of accruing benefits with effect from 1 January 2004.

As a result of the Demerger and listing of HHG it is anticipated that transaction costs of £13 million (after tax), or $31 million, will be borne by HHG in its 2003 results.

7.5.2 Capital releases

Capital is required to cover the risk that future experience is more adverse than anticipated. These risks include market, credit, operational and other risks. The Market-Consistent

Embedded Value is based on capital-market-consistent techniques to value both the assets and the liabilities. It primarily allows for market risks, and only allows to a limited extent for product, regulatory, operational, treasury or insurance risks. Specific reference to such risks is covered in section 6.8. Such risks could materially affect the amount and timing of any capital releases from the Life Services' businesses.

A significant part of the capital required is held in respect of market risk. A wide range of outcomes is possible. Table P of the Consulting Actuary's report in section 14 shows the effect of certain investment scenarios on the Market-Consistent Embedded Value.

Any release of this capital depends on building, and being demonstrably in a position to maintain, an excess of capital beyond that which the FSA requires each of the regulated entities to hold. Given the uncertainty surrounding the new requirements and in particular the proposed Individual Capital Assessments which companies will be required to carry out, any projections of likely future capital releases from Life Services would be highly speculative at this time.

A complicating factor is that following the Demerger, Pearl will own a number of the other investments of HHG, including, but not limited to, a minority shareholding in, and debt from Henderson, together with full ownership of National Provident Life, PAUF and PAULP. To the extent that capital is released from these companies, it may need to be retained by Pearl to meet its own capital requirements. This could further defer the release of capital.

The board of directors of Pearl have given a binding undertaking to the FSA which may mean that future shareholder transfers from the Pearl 90:10 fund may not be made or may be deferred. In any event, these shareholder transfers may not be made before 2014 without the prior consent of the FSA. Principles have been agreed between Pearl and the FSA to ensure that such shareholder interests are retained in the Pearl 90:10 fund for as long as policyholder benefits require support. Pearl has agreed that shareholder transfers will only be made when accumulated shareholder interests (less any prior support given to policy benefits) are clearly no longer required to ensure that Pearl can meet policyholders' reasonable expectations, or when there are no remaining policyholder obligations, if earlier.

In addition, the board of Pearl have committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

Subject to the capital required to meet the remaining risks in the business, it is reasonable to assume that the balance would gradually become available for release from the regulated entity as the business runs off. It is unlikely that any material releases of capital will take place for a number of years. It is likely that releases to shareholders will initially be in the form of illiquid assets.

7.5.3 Dividends

The declaration of dividends is subject to the discretion of the HHG Board. The level of dividends declared by the HHG Board is subject to a number of factors, including the financial results of the HHG Group, the general business and economic environment, ongoing capital requirements, ongoing cash requirements and any other factors the HHG Directors may consider relevant.

Going forward, it is the HHG Board's intention to pay dividends to the extent that they can be funded by surplus cash earnings from its operating subsidiaries and/or transfers from the life companies. As a result of a number of factors, including the uncertainty surrounding the impact of the anticipated future regulatory capital requirement of the life companies, it is not envisaged that there will be sufficient cash earnings or transfers arising at the holding company level to facilitate the payment of a dividend in the near term.

In the longer term, the HHG Board expects the cash earnings of its operating subsidiaries to improve and capital to be released from the life companies of the HHG Group as policies mature or are surrendered. These resources will be used, to the extent possible, to fund dividend payments. The HHG Board considers that the payment of a sustainable dividend in cash is desirable. However, as this goal is dependent on a number of factors, some of which are outside the HHG Board's control, no assurance can be given regarding the amount and timing of dividends.

7.6 Additional financial information on HHG - UKGAAP

As a UK company, HHG (formerly AMP (UK) plc), has in the past prepared and lodged UKGAAP financial statements, with the Registrar of Companies House in the UK. HHG will continue to report under UKGAAP for statutory and regulatory purposes, and from the Demerger Date, UKGAAP will be the only basis of reporting for HHG.

The purpose of this section is to explain the material differences between AGAAP and UKGAAP. The following sections provide details of the HHG Group's statutory UKGAAP results for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2003, together with a reconciliation between the AGAAP pro-forma profit after tax before corporate borrowing costs and the UKGAAP retained loss for those periods and HHG Group's statutory UKGAAP balance sheet as at 30 June 2003.

7.6.1 Introduction to UKGAAP

The HHG Group's UKGAAP financial statements are prepared in accordance with the special provisions for insurance groups under Section 255A of, and schedule 9A to, the Companies Act (UK), applicable accounting standards and the Statement of Recommended Practice issued by the Association of British Insurers.

The most significant differences between AGAAP and UKGAAP reporting relate to Life Services and more specifically to:

- the requirement under AGAAP for life companies to carry all investments at net market value (market value less realisation costs); and
- the reserving basis used for long term insurance business.

Under AGAAP, life assurance companies are required to carry all investments, including investments in controlled entities and associates/joint ventures, at market value. Under UKGAAP, goodwill is recognised on all controlled entities at the date of acquisition. Thereafter, consolidated accounts reflect the net assets of controlled entities together with any unamortised goodwill. Associates are accounted for using the equity method.

Under UKGAAP, the HHG Group is required to adopt the modified statutory solvency basis to the determination of profit and the valuation of policy liabilities. This means that long term business provisions, which are largely equivalent in nature to policyholder liabilities under AGAAP, are calculated initially to comply with the reporting requirements of the Interim Prudential Source Book for Insurers, which forms the basis of the annual return to the FSA (the statutory solvency basis). General contingency reserves and other specific reserves, held for prudence under the statutory solvency basis, are eliminated to form the modified statutory solvency basis.

In addition, under UKGAAP, surpluses from participating long term business, which are determined by annual actuarial valuations, are subject to appropriation by the directors to participating policyholders, by way of bonuses, and to shareholders. The shareholder allocation represents shareholder profit from participating business. Any unappropriated surplus for participating business is carried forward in the "fund for future appropriations", as indicated in

section 7.6.4 below. All surpluses or deficits in other long term business are attributable to shareholders and included in profit.

For Henderson, AGAAP and UKGAAP profit and loss reporting are not significantly different. Historically, however, there have been timing differences between accounting periods arising on group consolidations due to the timing and availability of information.

Further information on differences between AGAAP and UKGAAP is provided in sections 7.6.3 and 7.6.4 below.

7.6.2 UKGAAP consolidated results

The table below sets out the actual UKGAAP consolidated profit and loss accounts for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2003 translated for presentation purposes at the average Australian dollar/Pound Sterling exchange rate for the period. The profit and loss accounts for the years ended 31 December 2000 and 2001 have been restated to reflect consistent accounting policies in each period.

$m	FY00	FY01	FY02	1H03
Balance on the general business technical account				
Discontinued operations	39	47	55	8
Balance on the long term business technical account				
Continuing Ongoing Operations	320	69	(150)	(737)
Tax credit/(charge) attributed	102	31	(64)	(317)
Shareholders' pre-tax profit/(loss) from long term business	**422**	**100**	**(214)**	**(1,054)**
Investment income	456	272	280	55
Unrealised losses on investments	(128)	(78)	(44)	(304)
Profit/(loss) from interest in associated undertaking	(50)	(22)	6	(26)
Investment expenses and charges	(259)	(253)	(255)	(121)
Allocated investment return transferred to the general business technical account	(34)	(30)	(22)	(8)
Allocated investment return transferred from the long term business technical account	(186)	(253)	-	(5)
Other income	55	58	125	90
Other charges	(302)	(225)	(1,109)	(1,209)
Profit/(loss) on ordinary activities before exceptional items and taxation	**13**	**(384)**	**(1,178)**	**(2,574)**
Exceptional items	-	264	227	18
Profit/(loss) on ordinary activities before taxation	**13**	**(120)**	**(951)**	**(2,556)**
Tax credit/(charge) on ordinary activities	(37)	(56)	108	267
Loss on ordinary activities after taxation	**(24)**	**(176)**	**(843)**	**(2,289)**
Ordinary dividend on equity shares	(335)	-	-	-
Preference dividend on non-equity shares	(89)	(83)	(69)	-
Retained loss for the financial period	**(448)**	**(259)**	**(912)**	**(2,289)**
Average $:Stg rate	0.3817	0.3601	0.3607	0.3814[1]
£m				
Loss on ordinary activities after taxation	**(9)**	**(63)**	**(304)**	**(873)**
Retained loss for the financial period	**(171)**	**(93)**	**(329)**	**(873)**

Note:
1. See footnote 1 of section 7.6.3.

7.6.3 Reconciliation from AGAAP pro-forma to UKGAAP actual

The table below provides a reconciliation from the AGAAP pro-forma profit after tax before corporate borrowing costs and the UKGAAP loss on ordinary activities after tax. All Pound Sterling amounts have been translated at the average rate for the period unless otherwise stated.

$m	Notes	FY00	FY01	FY02	1H03
AGAAP pro-forma profit after tax before corporate borrowing costs		**601**	**259**	**336**	**113**
Pro-forma adjustments:	Section 7.1.2				
Terminated/disposed activities					
- profits on disposal		-	259	291	(26)
- trading profits		29	12	1	-
Asset writedowns and additional provisions[1]		-	-	(865)	(2,268)
Restructuring costs		(68)	-	(258)	(246)
Tax release		154	-	-	-
Activities transferred from AMP Group		-	-	(11)	(8)
Other		(20)	9	23	21
AGAAP profit/(loss) after tax before corporate borrowing costs		**696**	**539**	**(483)**	**(2,414)**
Corporate borrowing costs		(117)	(109)	(118)	(59)
AGAAP profit/(loss) after tax, net of minority interest held by AMP Group		**579**	**430**	**(601)**	**(2,473)**
Minority Interest held by AMP Group		5	8	(6)	(24)
AGAAP profit/(loss) after tax		**584**	**438**	**(607)**	**(2,497)**
Adjustments arising from market value accounting under AGAAP					
- Excess amortisation of goodwill under UKGAAP	1.1	(107)	(122)	(130)	(55)
- Expenses capitalised under AGAAP only	1.2	(100)	(72)	(25)	-
- AGAAP asset adjustment	1.3	-	-	865	599
- Excess writeoff of goodwill under UKGAAP	1.3	-	-	(568)	(456)
- UKGAAP equity accounting for associate undertakings	2	(71)	(69)	(11)	67
Adjustments arising due to different life insurance reserving basis	3	(86)	(253)	(191)	259
Other adjustments:					
- Interest on £290m AMP loan	4	(53)	(56)	(53)	-
- Tax adjustments	5	(183)	(33)	44	(78)
- Revaluation of PVIF	6	-	(17)	(130)	(50)
- Adjustment to profit on disposal of general insurance business	7	-	(14)	16	-
- Cogent profit on disposal	8	-	-	(43)	39
- Provision for possible mis-selling claims	9	-	-	-	(13)
- Reinstate Henderson Asian operations	10	-	-	(6)	8
- Other	11	2	(6)	(4)	12
Foreign exchange adjustment[1]		-	-	-	(124)
UKGAAP actual Loss after Tax		**(14)**	**(204)**	**(843)**	**(2,289)**
Prior year adjustments for changes in accounting policy		(10)	28	-	-
UKGAAP actual Loss after Tax (restated)		**(24)**	**(176)**	**(843)**	**(2,289)**
Average $:Stg rate		0.3817	0.3601	0.3607	0.3814
£m					
UKGAAP actual Loss after Tax (restated)		**(9)**	**(63)**	**(304)**	**(873)**

Note:
1. The foreign exchange adjustment in 1H03 arises because certain asset writedowns and additional provisions were translated into Australian dollars at the date of the underlying transaction or event, as required by relevant Australian Accounting Standards, rather than the average rate for the period.

The AGAAP pro-forma adjustments are detailed in section 7.1.2.

(a) Excess of market value over net assets ("EMVONA") and goodwill

Under AGAAP, life assurance companies are required to carry all investments, including investments in controlled entities and associates/joint ventures, at market value. Any difference between the net assets of a controlled entity reflected in the consolidated accounts of the life insurer and the market value of that controlled entity is accounted for as an asset (EMVONA). There is no amortisation of EMVONA.

Goodwill, being the difference between the purchase price and the fair value of net assets acquired, is recognised under AGAAP on the controlled entities of non-life insurance entities. Once recognised goodwill is amortised over the period during which benefits are expected to be received up to a maximum of 20 years. For controlled entities of insurance entities no goodwill is recognised, as this is replaced by EMVONA.

Under UKGAAP, goodwill is calculated on all controlled entities when acquired. This goodwill is then amortised over its expected useful life. It is also subject to annual impairment tests. Any increase in the market value of the subsidiary, in excess of its trading results, is not taken into account under UKGAAP. These differences in generally accepted accounting principles have resulted in the following reconciling items:

(i) Annual amortisation of goodwill charged under UKGAAP in excess of that charged under AGAAP;

(ii) Provisions eligible for recognition under AGAAP in the calculation of goodwill have historically been greater than those under UKGAAP. As the related expenses are incurred an additional charge arises under UKGAAP; and

(iii) The AGAAP asset adjustment being the movement in EMVONA in 2002 (see section 7.1.2 note 4) is replaced with an impairment of goodwill under UKGAAP. The impairment of goodwill is reflected in excess of that charged under AGAAP. This excess impairment relates to NPI Limited ($413 million), Towry Law ($136 million) and AMPLE/Interactive Investors ($19 million). For 2003 this impairment relates to Pearl ($45 million), NPI Limited ($259 million) and Towry Law ($152 million).

(b) Associate undertakings

Virgin Money is an associate owned by Pearl. Under AGAAP Virgin Money is carried at market value and the increase/decrease in market value is reflected in profit. Under UKGAAP, associate undertakings are accounted for under the equity method where the group reflects its portion of an associate's profit or loss for the year in its consolidated results. The application of equity accounting to Virgin Money has resulted in the recognition of additional losses in all four periods under UKGAAP. In 2003 the adjustment reverses the AGAAP writeoff of carrying value.

(c) Reserving differences:

As set out in sections 7.6.1 and 7.6.4, the basis of life profit recognition under UKGAAP for life insurers differs significantly from AGAAP due to the additional prudential

margins that are required by MSSB. The profit impact of these reserving differences is reflected in these adjustments.

(d) Interest on £290 million AMP loan

AMP (NPI) Finance Limited, a wholly owned subsidiary of HHG, issued £290 million 6.95% preference shares to HHG at par for cash on 17 December 1999. HHG then sold these shares for £290 million to its immediate Australian parent entity at that time, AMP Financial Services Holdings Limited ("AMPFSH"), under a Sale and Repurchase Agreement, which obliged repurchase of the shares on 17 December 2002.

Under UKGAAP, the proceeds of this sale were accounted for as a loan from AMPFSH, and an interest charge equivalent to the accrued preference share dividend payable has been expensed. Under AGAAP, a preference dividend was paid to AMPFSH and is therefore accounted for as a distribution of reserves and not an expense item.

(e) Tax adjustments

Since the introduction of FRS19 "Accounting for deferred taxation" in the UK (effective from 1 January 2002), the main difference between the calculation of taxation charges under AGAAP and UKGAAP has been removed. However, the taxation charge reported under AGAAP has been different to that shown in the UK statutory accounts year on year due to a number of small timing differences. Also, in 2000 a specific AGAAP tax provision established in 1996 at the time of the release of the Pacific Fund was recalculated, resulting in a $154 million release (see section 7.1.2 note 6). During half year 2003 a further $78 million of this provision was released. This provision had not been created under UKGAAP.

(f) Revaluation of PVIF

Under UKGAAP, the present value of acquired in-force business ("PVIF") arising from the demutualisation of London Life in 1998 is recognised in the balance sheet as an asset. This asset is amortised on a systematic basis and tested annually for impairment. During the year ended 31 December 2002 an impairment of $113 million was recorded under UKGAAP and in the half year ended 30 June 2003 an impairment of $42 million was recorded. No such asset is recognised under AGAAP.

(g) Adjustment to profit on disposal of general insurance business

The AGAAP profit on disposal of the general insurance business in 2001 (see note 2 of section 7.1.2) included the full release of the unearned premium reserve and deferred acquisition costs. Under UKGAAP, these releases were not made until 2002.

(h) Cogent profit on disposal

This adjustment represents a timing difference between the de-recognition of the third instalment of consideration from the disposal of Cogent in the AMP Group published accounts and the HHG Group UKGAAP amounts.

(i) Provision for possible mis-selling claims

This represents an additional provision for possible claims arising out of sale of unitised investment products.

(j) Reinstate Asian operations

This adjustment reflects the reinstatement of the HHG Asian operations not reported as part of HHG for statutory purposes.

(k) Other

Other comprises miscellaneous provision movements and small timing differences arising from the completion of UKGAAP reporting after finalisation of AGAAP figures.

7.6.4 UKGAAP Balance Sheet

Set out below is the consolidated balance sheet of the HHG Group at 30 June 2003 in Australian dollars under AGAAP and UKGAAP.

			30 June 2003	
	Notes	**AGAAP $m**	**UKGAAP $m**	**UKGAAP £m**
Assets				
Intangible assets	1	979	709	288
Investments	2	72,329	61,988	25,192
Assets held to cover linked liabilities	3	-	10,623	4,317
Reinsurers' share of technical provision		-	1,149	467
Debtors		2,788	1,026	417
Other assets	4	625	492	200
Prepayments and accrued income	5	-	1,555	632
Total assets		**76,721**	**77,542**	**31,513**
Liabilities				
Capital and reserves				
Called up share capital		1,978	1,978	804
Share premium		25	12	5
Capital reserve		713	718	292
Profit and loss account		(287)	(2,325)	(945)
Shareholders' funds		**2,429**	**383**	**156**
Equity minority interest		12	-	-
Fund for future appropriations	6	2,596	340	138
Technical provisions	7	62,519	59,200	24,059
Technical provisions for linked liabilities	3	-	10,623	4,317
Provisions for other risks and charges		1,618	583	237
Creditors[3]		7,547	5,997	2,437
Accruals and deferred income		-	416	169
Total liabilities		**76,721**	**77,542**	**31,513**

Notes:
1. The AGAAP balance sheet represents the actual consolidated balance sheet of the HHG Group at 30 June 2003 and does not take into account the pro-forma adjustments outlined in 7.3.1. Certain of the standard AGAAP balance sheet captions have been combined to facilitate comparison with the UKGAAP balance sheet.
2. The table above is stated before pro-forma adjustments. A reconciliation between the AGAAP balance sheet before pro-forma adjustments, and post pro-forma adjustments, as shown in section 7.3.1, is included in note 2 of the pro-forma special purpose financial report in section 13.3.
3. Creditors include $2,598 million (£1,056 million) of external loans.

The primary differences between the AGAAP and UKGAAP balance sheets are:

(a) Intangible assets – goodwill

Under UKGAAP, the excess of purchase price over the fair value of identifiable net assets acquired is treated as goodwill in consolidated financial statements. Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be realised, not exceeding 20 years. Goodwill is also subject to an annual impairment review.

Under AGAAP goodwill is only applicable to the controlled entities of non-life insurance entities. Under AGAAP controlled entities of a life insurer are recorded at net market value. On consolidation any differences between the net assets of the controlled entity and its net market value are recorded as an asset – "excess of market value over net assets of controlled entities". This excess is not subject to amortisation.

(b) Investments

Under AGAAP investments in equities (other than controlled entities), unit trusts and debt securities are valued at net market value (i.e. market value net of realisation costs). Under UKGAAP these investments are also valued at market value but without an allowance for realisation costs.

(c) Assets held to cover linked liabilities and technical provisions for linked liabilities

Under UKGAAP, assets and liabilities relating to unit linked life insurance policies are aggregated into a single asset and an equivalent single liability on the face of the balance sheet. Under AGAAP, the underlying assets of unit linked policies are included in the relevant asset categories and underlying liabilities are included as policyholder liabilities.

(d) Other assets – present value of acquired in-force business

Under UKGAAP, the present value of acquired in-force business (PVIF) arising from the demutualisation of London Life in 1998 is recognised on the balance sheet as an asset. This asset is amortised on a systematic basis and tested annually for impairment. No such asset is recognised under AGAAP.

(e) Prepayments and accrued income – deferred acquisition costs

Under UKGAAP, acquisition costs relating to life business are held as an explicit asset, gross of tax, and are amortised over the period during which costs are expected to be recovered out of margins recognised from related policies. At the end of each period, deferred acquisition costs are reviewed for recoverability. No such explicit asset exists under AGAAP since implicit allowance for acquisition costs is made in computing policyholder liabilities.

(f) Fund for future appropriations (FFA)

Under UKGAAP, the fund for future appropriations represents all funds which have not been allocated to participating policyholders and shareholders at the balance sheet date.

No such provision exists under AGAAP since all profits are allocated between policyholders and shareholders. Under AGAAP 10% of the assets in excess of policyholder and other liabilities calculated under MoS is, in the general context of the

UK regulatory environment, attributed to shareholders. The remaining 90% is deemed to be equity which is not specifically attributable to shareholder or policyholders and is referred to as "Unattributed Life Funds" and held in "other equity interests".

(g) Technical provisions – long term business provision

Under UKGAAP, technical provisions represent liabilities to life insurance policyholders. The provisions are determined by the relevant appointed actuaries following annual investigations of long term business. The provisions are calculated to comply with the reporting requirements of the Interim Prudential Source Book for Insurers, which forms the basis of the annual return to the FSA (the statutory solvency basis).

General contingency reserves and other specific reserves held for prudence under the statutory solvency basis are eliminated to form the modified statutory solvency basis used for UKGAAP reporting by life insurers.

Under AGAAP policyholder liabilities are calculated using the Margin on Services ("MoS") method. This method generally provides a more realistic calculation of liabilities than the modified statutory solvency basis used under UKGAAP.

Specifically, the provisions for known and potential issues likely to lead to future losses set out in 7.3.1, which amounted to $3,100 million (£1,260 million) under MoS and AGAAP, amount to $4,080 million (£1,658 million) under the MSSB and UKGAAP.

The major differences between the AGAAP and UKGAAP provisions included in technical provisions (or policy liabilities) translated at the closing rate are shown below:

	AGAAP	**UKGAAP**	
	$m	**$m**	**£m**
Guaranteed annuity options	981	1,442	586
Pension mis-selling	829	1,014	412
Mortgage endowment	480	573	233

Further details of the MoS method are set out in note 21 of section 13.3.

7.6.5 International Accounting Standards

International Financial Reporting Standards (IFRS) are to be adopted for all listed entities reporting under the Companies Act (UK) for financial years commencing on or after 1 January 2005. This will mean that HHG will be required to report under IFRS for the year ending 31 December 2005. As those reporting requirements are not yet mandatory, the pro-forma financial information contained in this section of the document has been prepared under existing reporting requirements.

Certain significant components of the proposed IFRS are yet to be released in relation to insurance contracts. The International Accounting Standards Board (IASB) has split the insurance contracts requirements into two phases. The IASB has recently issued its exposure draft on Phase I, with an expectation that a standard will be issued in early 2004. This will allow adoption for the 2005 year. Phase I allows for the reporting of those contracts which satisfy the definition of "insurance" to continue to be based on local GAAP. Reporting of contracts, which do not satisfy the definition, will be subject to other standards, most notably those relating to financial instruments. A significant proportion of HHG Group's insurance business will not satisfy the definition of "insurance" proposed for Phase I and will therefore cease to be subject to local reporting requirements. New fair value based reporting requirements for insurance

contracts are expected to be introduced under Phase II. An exposure draft on Phase II is unlikely to be issued until the end of 2004, with planned effective date of 2007 or 2008.

HHG has initiated a project to assess the impact of IFRS on reported results. This work is at a preliminary stage and the impact of IFRS on ongoing reported results has not, as yet, been determined.

7.6.6 USGAAP

The material differences between AGAAP and USGAAP, applicable to the HHG Group are summarised below. HHG has not prepared consolidated financial statements with or reconciled to USGAAP. The effect of the differences outlined below may be material individually or in the aggregate.

(a) Pro-forma financial information

The pro-forma historical financial information included in this document does not purport to be in compliance with article 11 of regulation S-X of the rules and regulations of the SEC. Under article 11, pro-forma income statements must be presented assuming the transaction had been consummated at the beginning of the first fiscal year presented and may only include adjustments which give effect to events that are directly attributable to the transaction, expected to have a continuing impact on the entity and are factually supportable.

Most of the pro-forma adjustments made in arriving at the pro-forma historical financial information included in this document would not be permissible under the SEC's rules and regulations on pro-forma financial presentations. Many of the adjustments reflect HHG's belief that the underlying items are non-recurring and that, although required to be recorded in the historical financial statements under AGAAP, are more appropriately excluded from the pro-forma historical information.

(b) Life insurance accounting

(i) Investments in controlled entities

Under AGAAP, controlled entities of life insurance companies are carried at net market value in the life insurance company's financial statements. Controlled entities of life insurance entities contribute to the consolidated result through the movement in their market value (rather than their underlying operating earnings). Under USGAAP, controlled entities are consolidated, and the underlying assets and liabilities are accounted for at historical cost (except for equity securities, fixed income securities and investments in associated companies, discussed below). The controlled entity contributes to the group result through its underlying operating earnings.

(ii) Equity securities

Under AGAAP, equity securities are held in the balance sheet at market value less expected realisation costs (known as net market value). Changes in the net market value of equity securities are reflected in the statement of financial performance. Under USGAAP, equity securities are classified as either "trading" or "available for sale". All equity securities are carried at fair value in the balance sheet. Changes in fair value of trading securities, which are principally held for sale in the near terms are reflected in the statement of financial performance. All equity securities, other than trading securities, are classified as "available for sale". Unrealised gains and losses resulting from

changes in the fair value of available for sale securities are taken directly to a separate component of shareholders' equity.

(iii) Fixed income securities

Under AGAAP, fixed income securities are held in the balance sheet at net market value. Changes in the net market value of fixed income securities are reflected in the statement of financial performance. Under USGAAP, fixed income securities can be classified as either "trading", "available for sale" or "held to maturity". The "trading" and "available for sale" criteria and accounting treatment are similar to equity securities.

Fixed income securities are classified as "held to maturity" if the life insurance company intends (and is able) to hold the securities until maturity – in which case they are recorded at amortised cost in the balance sheet. Any premium or discount to face value is amortised to the statement of financial performance for all three categories of fixed income securities.

(iv) Property

Under AGAAP, property is held in the balance sheet at net market value. Changes in the net market value of property are reflected in the statement of financial performance. Under USGAAP, property and equipment is recorded at historical cost in the balance sheet and depreciated over its useful life – except for land, which is not depreciated. Long-lived assets such as property and equipment are subject to impairment tests for both AGAAP and USGAAP.

(v) Policy liabilities

Under AGAAP, policy liabilities are calculated in accordance with the principles of Actuarial Standard 1.03 issued by the Life Insurance Actuarial Standards Boards ("LIASB") of Australia. That standard requires life insurance companies to use best estimate assumptions to value their policy liabilities. These assumptions are revised at each valuation date.

The calculation of policy liabilities under USGAAP depends on the nature of the underlying products. Statement of Financial Accounting Standards 60 "Accounting and Reporting by Insurance Enterprises" ("SFAS 60") applies to products such as traditional whole-of-life, endowment contracts, pure endowments, term insurance, disability income protection and group life. Under SFAS 60 policy liabilities are estimated using assumptions for expected investment yields, mortality, morbidity, terminations and expenses, applicable at the time the insurance contracts are made. Broadly, these assumptions are "locked in" for all future valuations.

Statement of Financial Accounting Standards 97 "Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realised Gains and Losses from the Sale of Investments" ("SFAS 97") applies to investment contracts and universal life policies, such as unit linked and investment policies. Under SFAS 97, the liability is calculated as:

- the balance that accrues to the benefit of the policy owner at the date of the financial statements;
- any amortised unearned revenue;
- amounts owing to policyholders on termination; and
- any probable losses.

Assumptions are generally updated at each valuation date.

(vi) Acquisition expenses

Under AGAAP, acquisition expenses, consisting of both fixed and variable costs are:

- deferrable; and
- systematically amortised as part of the calculation of the policy liability.

This involves recognising Deferred Acquisition Costs ("DAC") assets which are represented as reductions in policy liabilities rather than explicit assets.

Under USGAAP, costs primarily related to the production of new and renewal business must be capitalised. The amortisation of these costs depends on the underlying policy. For SFAS 60 policies, costs are amortised in proportion to premium revenue recognised. For SFAS 97 policies, costs are amortised at a constant rate based on the present value of estimated gross profits expected to be realised over the life of the contracts.

DAC assets, which are subject to impairment tests, are reported as an asset in the balance sheet and are not offset against policy liabilities. Movement in DAC assets are reported separately in the statement of financial performance.

(vii) Revenue recognition

Under AGAAP, the profit margins are a function of selected "profit carriers" including bonuses, claims and investment earnings. The choice of profit carrier varies between products, the objective being to recognise profit on the later of providing service, or receiving income, under the policy.

Under USGAAP, for SFAS 60 policies, premiums are recognised as revenue over the premium-paying period of the contract when due from policy owners and a liability for the costs that are expected to be paid in the later years of the contracts is accrued.

For SFAS 97 policies, revenue represents amounts assessed against policy owners, such as assessments for mortality coverage, contract administration, initiation, or surrender charges, and are reported in the period that the amounts are assessed unless the amounts are designed to compensate the insurer for services to be provided over more than one period. Premiums collected on SFAS 97 contracts are not reported as revenue. Planned profits under SFAS 97 are released as a percentage of estimated gross margins.

Under SFAS 97, experience assumptions are unlocked at each valuation, with actual experience used for historical revenue recognition and best estimates used for future revenue recognition.

(viii) Deferred tax

Under AGAAP, the provision for deferred income tax is discounted to present value. This is done to retain equity between the generations of policyholders. Under USGAAP, discounting to present values for deferred tax liabilities is not allowed.

(ix) Investment in associates

Under AGAAP, investments in associates are recorded at director's valuation with reference to the life insurance entity's proportionate interest. Under

USGAAP, investments in associated entities are accounted for under the equity method of accounting. The equity method of accounting requires the investor to recognise its proportionate share of the investee's net profit or loss for the period. Dividends received or receivable are accounted for as reductions in the carrying value of the investor's investment. The equity method of accounting does not allow for revaluations.

(c) Non-life insurance accounting

(i) Pension costs

Under AGAAP, contributions made to pensions plans are charged against income in the period to which they relate. Pension and employee benefits are recorded at the present value or expected future cashflows. Under USGAAP, in the case of defined benefit plans, the net periodic cost is charged against income in accordance with SFAS87 "Employer's Accounting for Pensions". Pension and employee benefits are measured and recorded at nominal amounts.

(ii) Derivatives

Under AGAAP, gains and losses on hedge instruments are accounted for on the same basis as the underlying physical exposures they are hedging. Accordingly, hedge gains and losses are included in the statement of financial performance when the gains and losses on the related physical exposures are recognised. Gains and losses relating to qualifying hedges on firm commitments or anticipated hedges are deferred and recognised when the underlying transactions occur.

Under USGAAP, accounting for hedges is dependent on the nature of the hedge in accordance with Statement of Financial Accounting Standards 133 "Accounting for Derivative Instruments and Hedging Activities", as amended. Fair value hedges are measured at fair value on the balance sheet and changes in carrying value are recognised in the income statement. Cash flow hedges are recognised directly in equity, as a component of other comprehensive income, until the hedged transaction impacts earnings. The cumulative gain or loss is then released to earnings. Any portion of the gain or loss on the hedge that is not an effective hedge is recognised in the income statement immediately as it arises. Gains or losses on hedges of a net investment in a foreign entity are taken directly to equity as part of the cumulative translation adjustment.

(iii) Share based payments

Under AGAAP, equity based compensation schemes that will be settled by the issuance of equity instruments will not be charged to the statement of financial performance. Under USGAAP, an expense is recognised based on either the fair value or the intrinsic value of the option at the date of issuance in accordance with SFAS 123 "Accounting for Stock Based Compensation" or APB 25 "Accounting for Stock Issued to Employees" respectively.

8 Taxation Implications

The information set out in section 8 is not tax advice in relation to the specific circumstances of AMP Shareholders. The tax implications of the Demerger will vary depending upon your particular circumstances. The guidelines below do not deal with any of the tax implications of the AMP Rights Offer (refer to the AMP Rights Offer Prospectus for further information). The summaries below are intended as a general guide only. They do not represent a complete analysis of all potential tax implications associated with the Demerger. You should consult your own tax adviser as to the tax consequences for you, including tax return reporting requirements, applicable tax laws and the effect of any proposed changes in the tax laws.

8.1 General

This section gives you a guide to the general tax position of AMP Shareholders in relation to the Demerger based on legislation enacted at the date of this document. The Australian position is outlined in sections 8.2 and 8.3. The United Kingdom position is outlined in section 8.4. The New Zealand position is outlined in section 8.5. The United States position is outlined in section 8.6. This document does not contain a discussion of the possible tax implications of the Demerger for AMP Shareholders who are tax residents of any other jurisdictions, other than in section 8.3.

Sections 8.2, 8.3, 8.4, 8.5 and 8.6 are only a summary of certain tax consequences based on current law and practice of Australia, the United Kingdom, New Zealand and the United States.

As soon as reasonably practicable following the Demerger Date, AMP will release to ASX and post on its website details of the calculation of the Cancellation Entitlement on a per share basis to assist AMP Shareholders in determining the tax implications relevant to them.

The tax implications set out below are the same whether you hold HHG CDIs or HHG Ordinary Shares (collectively referred to as HHG Shares).

8.2 Australian resident AMP Shareholders

8.2.1 General

The following is a summary of the Australian tax consequences of the Demerger for AMP Shareholders who are Australian tax residents and hold their AMP Shares on capital account.

This summary does not apply to all AMP Shareholders and, in particular, it does not apply to:

- AMP Shareholders who hold their AMP Shares as trading stock or revenue assets;
- AMP employees whose AMP Shares are subject to the employee share acquisition scheme tax rules;
- non-Australian tax resident AMP Shareholders who own (or are deemed to own) 10% or more of the AMP Shares on issue; or
- AMP Shareholders who are not the beneficial owners of their AMP Shares.

8.2.2 *Treatment of the cancellation of some of your AMP Shares – capital gains tax*

Unlike other recent demergers in Australia, capital gains tax rollover relief will not be available for AMP Shareholders. This is because one of the relevant conditions for rollover relief is not satisfied as AMP Life, a subsidiary, holds shares in AMP.

If the Demerger proceeds, some of your AMP Shares will be cancelled (with effect from the Demerger Date) based on a formula set out in the Scheme and your Cancellation Entitlement will be applied to the acquisition of HHG Shares pursuant to the Scheme.

You will realise a net capital gain on your cancelled AMP Shares if the Cancellation Entitlement (determined by multiplying the number of your cancelled AMP Shares by the volume weighted average price of AMP Shares for the 10 business days prior to the date of the Meetings) is higher than the cost base of your cancelled AMP Shares.

No part of the Cancellation Entitlement is expected to be regarded as a dividend for Australian tax purposes. AMP has applied to the Australian Taxation Office ("ATO") for a class ruling confirming that the share cancellation will be treated as a capital return and not a dividend for Australian tax purposes. AMP expects the ATO to publish the class ruling before the Scheme Meeting which AMP will place on its website (www.ampgroup.com/demerger) when it is obtained.

If you are an individual, trust or complying superannuation fund and you have held your AMP Shares for more than 12 months at the time of the Demerger, then you may be entitled to discounted capital gains tax ("CGT") treatment. Alternatively, if you acquired your shares before 22 September 1999, then you may be able to claim cost base indexation until the September 1999 quarter.

You will realise a net capital loss on your cancelled AMP Shares if the Cancellation Entitlement is less than the cost base of your cancelled AMP Shares. This capital loss may be available for you to offset against capital gains in the same income year or you may carry it forward to offset capital gains in future income years. Shareholders, other than individuals, may have to satisfy certain legislative tests before they can use the capital loss. You cannot use a capital loss to offset assessable income.

Your AMP Shares may have different cost bases depending upon when you acquired those shares and the amount you paid to acquire them. You may be able to select which of your AMP Shares are cancelled under the Demerger if your AMP Shares are capable of being identified individually by reference to appropriately maintained share and/or accounting records. If you cannot identify individually your AMP Shares, then you will be deemed to have cancelled those AMP Shares that you have held the longest. This will impact on the amount of any capital gain or capital loss arising on cancellation of your AMP Shares.

For those AMP Shareholders which were issued AMP Shares in the demutualisation of AMP Society, the cost base for tax purposes attributed to those shares is $10.43 per AMP Share.

8.2.3 *Treatment of the AMP Shares which you retain*

After the cancellation of some of your AMP Shares, your remaining AMP Shares will be converted so that you end up holding the same number of AMP Shares you held before the cancellation. The conversion should not give rise to a capital gain or capital loss.

The cost base of your AMP Shares remaining after the cancellation will be apportioned across the larger number of AMP Shares you hold immediately after the conversion.

Individuals, trusts or complying superannuation funds that have held assets for more than 12 months may be able to claim discounted CGT treatment on the subsequent disposal of those AMP Shares. For the purposes of this 12 month criteria, you will be treated as having acquired the AMP Shares you hold after the conversion on the same date as you acquired your original AMP Shares remaining after the cancellation.

8.2.4 Treatment of your acquisition of HHG Shares

The first element of the cost base (or reduced cost base) of each HHG Share that you acquire under the Demerger will equal the amount of your Cancellation Entitlement divided by the number of HHG Shares issued to you.

For CGT purposes, you will be taken to have acquired your HHG Shares at the Demerger Date. You will not be entitled to claim cost base indexation on your HHG Shares. If you are an individual, trust or complying superannuation fund, in order to claim the discount CGT treatment in relation to the HHG Shares, you will need to hold the shares for more than 12 months after the Demerger Date.

8.2.5 Dividends received on HHG Shares – income tax

Any dividends you receive in the future on your HHG Shares will be included in your assessable income. However, if you are a company and hold a relevant interest of 10% or more in HHG, the dividend will not be included in your assessable income.

The United Kingdom does not currently levy withholding tax on dividend payments made to Australian resident shareholders of a United Kingdom resident company. On that basis, no withholding tax will be deducted from dividends paid by HHG to Australian resident HHG Shareholders.

8.2.6 Application of Foreign Investment Fund provisions to HHG Shares

The Australian tax legislation includes Foreign Investment Fund ("FIF") provisions which apply to Australian tax residents holding shares in foreign companies. Where these provisions apply, HHG Shareholders who are Australian tax residents may be required to include an amount in their assessable income without actually receiving dividends from the foreign company. However, there are several specific exemptions to the FIF provisions including:

- if you are a shareholder that is an individual (other than in the capacity of a trustee) and the value of all the shares that you hold in foreign companies at 30 June is less than $50,000. The relevant value of your shares in foreign companies including HHG will be the greater of their cost or the market value at 30 June each year; and
- foreign life insurance businesses where certain conditions are satisfied.

If you do not fall within the $50,000 exemption, the FIF provisions should still not apply in respect of your HHG Shares based upon the assets of HHG and its controlled entities at 30 June 2003 falling within the foreign life insurance business exemption. However, where you hold HHG Shares at the end of your income year, you will need to satisfy yourself that the exemption is available based on the nature of HHG's business and its assets at the end of HHG's financial year that ends during or at the same time as your income year ends.

On 13 May 2003, the Australian government announced the outcome of its review of Australia's international taxation arrangements. One of the reforms announced by the Australian government was the expansion of the FIF exemptions to interests in foreign companies involved in the management of funds. This should provide a further exemption from the FIF provisions in

respect of your HHG Shares. However, no draft legislation has been released in relation to these measures to date.

8.2.7 Treatment of the disposal after the Demerger of HHG Shares

All HHG Shares you acquire as a result of the Demerger will be post CGT shares. This means that when you dispose of your HHG Shares, that disposal will be subject to the Australian CGT provisions and a capital gain or loss may arise.

You will realise a capital gain in respect of the disposal of your HHG Shares if the consideration that you receive is greater than the cost base of those HHG Shares. You may be able to offset any capital loss that you make on the cancellation of your AMP Shares against the capital gain that you make on the disposal of your HHG Shares. If you are an individual, trust or complying superannuation fund and you have held your HHG Shares for more than 12 months, you may be entitled to discounted CGT treatment.

You will realise a capital loss in respect of the disposal of your HHG Shares if the consideration that you receive is less than the reduced cost base of those HHG Shares. This capital loss may be available for you to offset against capital gains in the same income year or you may carry it forward to offset capital gains in future income years. Shareholders, other than individuals, may have to satisfy certain legislative tests before they can use the capital loss. You cannot use a capital loss to offset assessable income.

8.2.8 Australian stamp duty and brokerage implications

You will not have to pay Australian stamp duty or brokerage on the acquisition of HHG Shares under the Demerger. However, the Demerger may increase the total cost of brokerage payable by some AMP Shareholders when they sell their AMP Shares and HHG Shares. For example, small shareholders who would pay a fixed or minimum amount of brokerage on the transfer of their AMP Shares before the Demerger may need to pay that brokerage on their AMP Shares and on the sale of their HHG Shares after the Demerger.

8.3 Non-resident AMP Shareholders

If you are not a resident for Australian tax purposes, then you will not be subject to the Australian CGT provisions, unless you hold (together with your associates) at least 10% (by value) of AMP Shares at the time of the cancellation of some of your AMP Shares as part of the Demerger.

On 30 June 2003, new foreign resident withholding tax provisions were enacted in Australia. The new provisions are designed to apply to certain payments to taxpayers who are not residents for Australian tax purposes. The detailed application of these rules is subject to regulations which have not yet been enacted. It is expected that the rules should not apply to impose any withholding tax obligation on AMP with regard to your Cancellation Entitlement where you are not a resident for Australian tax purposes and you own less than a 10% interest in AMP.

8.4 United Kingdom resident AMP Shareholders

This summary only relates to you if you hold your AMP Shares beneficially as an investment and you are resident (or ordinarily resident) in the United Kingdom for tax purposes. The comments below do not apply to certain classes of persons such as dealers, persons holding AMP Shares or HHG Shares in an individual savings account, trustees of certain trusts, or employees who are holding their shares as part of an employee share scheme.

8.4.1 *Treatment of the cancellation of AMP Shares*

For the purposes of United Kingdom capital gains tax, the Demerger is expected to constitute a scheme of reconstruction that is eligible for capital gains tax relief under s.136 Taxation of Chargeable Gains Act ("TCGA") 1992. On this basis, you will not be treated as making a disposal for capital gains tax or corporation tax purposes of your AMP Shares, and the cancellation of your AMP Shares will not give rise to a charge to United Kingdom capital gains tax or corporation tax.

The UK Inland Revenue has confirmed that, on the basis of the information provided to them by AMP, the relief available under section 136 should apply.

The UK Inland Revenue has also confirmed that no element of the consideration for the cancellation of your AMP Shares will be treated as an income distribution for AMP Shareholders who are residents for United Kingdom tax purposes.

8.4.2 *Base cost of AMP and HHG Shares*

Under the provisions of section 136, the HHG Shares you receive under the Demerger will be treated as acquired on the same date as the cancelled AMP Shares were acquired.

The base cost of your HHG Shares will be the appropriate proportion of the total base cost of your original holding of AMP Shares. The appropriate proportion will be calculated by reference to the relative market values of the HHG Shares and the AMP Shares on the first day after the Demerger on which either the AMP Shares or the HHG Shares are quoted on ASX. The base cost of the remaining AMP Shares will be calculated in a similar way.

However, if you acquired your AMP Shares on the demutualisation of the AMP Society, then you will not have any base cost in your shares. You will therefore have no base cost in your remaining AMP Shares or your HHG Shares following the Demerger.

8.4.3 *Disposal of AMP Shares*

If you subsequently dispose of your AMP Shares, the adjusted base cost (as set out above) will be used to calculate any United Kingdom tax you may have to pay on chargeable gains. A disposal of AMP Shares may, depending on your individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom capital gains tax or corporation tax.

However, if you are an individual resident or ordinarily resident in the United Kingdom, but not domiciled in the United Kingdom, you will be liable to United Kingdom capital gains tax only to the extent that gains made on the disposal of AMP Shares are remitted or deemed to be remitted to the United Kingdom.

The United Kingdom government has announced that it is undertaking a review of the residence and domicile rules as they affect the tax liability of individuals. This may affect the tax treatment of a future disposal of AMP Shares. The commentary provided here is based on current legislation.

8.4.4 *Disposal of HHG Shares*

If you subsequently dispose of your HHG Shares, the base cost established on the acquisition of the HHG Shares under the Scheme (as set out above) will be used to calculate any United Kingdom capital gains tax or corporation tax. A disposal of HHG Shares may, depending on your individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom capital gains tax or corporation tax.

8.4.5 *Stamp duty and Stamp Duty Reserve Tax ("SDRT")*

(a) AMP Shares

No United Kingdom stamp duty or SDRT will be payable by AMP Shareholders as a result of the cancellation of the AMP Shares.

(b) HHG Shares registered on the Australian share register of HHG

It is anticipated that the holder of legal title to the HHG Ordinary Shares in respect of which the HHG CDIs are issued, the Depositary Nominee, will be registered on an Australian branch share register of HHG established in accordance with the Companies Act (UK). HHG and AMP understand that an election has been made under section 97A of the Finance Act 1986 and accepted by the United Kingdom Inland Revenue with the result that neither United Kingdom stamp duty nor SDRT at the higher rate of 1.5% will be imposed on the issue of HHG Ordinary Shares to the Depositary Nominee. Confirmation has been obtained from the United Kingdom Inland Revenue indicating that neither United Kingdom stamp duty nor SDRT will be imposed on subsequent transfers of the HHG CDIs whilst the underlying HHG Ordinary Shares are registered on the Australian branch register. Neither United Kingdom stamp duty nor SDRT will be imposed on the issue of the HHG CDIs by the Depositary Nominee.

(c) HHG Ordinary Shares registered on the principal share register of HHG

No United Kingdom stamp duty or SDRT will be payable by HHG Shareholders on the issue to them of HHG Ordinary Shares.

A transfer on sale of HHG Ordinary Shares which are registered on the principal share register of HHG will be liable to *ad valorem* United Kingdom stamp duty, generally at the rate of 0.5% (rounded up to the nearest £5) of the consideration paid. An agreement to transfer HHG Ordinary Shares will normally give rise to a charge to SDRT at the rate of 0.5% of the agreed amount or value of the consideration for the HHG Ordinary Shares. The liability to SDRT will arise on the date the contract is made (or, in the case of a conditional agreement, on the date the condition is satisfied) although the liability will be cancelled, and any SDRT already paid will be repaid, generally with interest, if an instrument of transfer is executed in pursuance of the agreement and duly stamped within six years of the date on which the liability arises.

Under the CREST system for paperless share transfers, no United Kingdom stamp duty or SDRT will arise on a transfer of HHG Ordinary Shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise on the value of the consideration. Paperless transfers of HHG Ordinary Shares within CREST will be liable to SDRT (at 0.5%) rather than stamp duty.

United Kingdom stamp duty and/or SDRT at the rate of 1.5% (rounded up to the nearest £5 in the case of stamp duty) can arise on an issue or transfer of HHG Ordinary Shares to persons providing clearance services or issuing depositary receipts, however, see above for arrangements involving the Depositary Nominee.

8.4.6 *Inheritance and gift taxes*

A gift of your HHG Shares or your AMP Shares by you, or on your death, might (subject to your personal tax status and to certain exemptions and reliefs) give rise to a liability to United

Kingdom inheritance tax. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift.

8.5 New Zealand resident AMP Shareholders

8.5.1 Treatment of cancellation of AMP Shares

It is likely that the cancellation of AMP Shares will not give rise to a taxable dividend for AMP Shareholders who are residents of New Zealand for tax purposes. AMP is seeking confirmation from the New Zealand Inland Revenue Department to this effect. It is likely that the Inland Revenue Department will be issuing a public statement on the tax impacts of the Demerger. This will be posted on the AMP website (www.ampgroup.com/demerger) when it is available.

New Zealand does not generally impose tax on capital gains from share transactions but certain transactions are brought within the income tax provisions if you are in the business of dealing in shares or you otherwise acquired your AMP Shares for the purpose of resale. In these circumstances, it is likely that the Cancellation Entitlement (determined by multiplying the number of your cancelled AMP Shares by the volume weighted average price of AMP Shares for the 10 business days prior to the date of the Meetings) will need to be included in your gross income. However, you should be entitled to a deduction from the Cancellation Entitlement for the cost base of your cancelled AMP Shares. If the deduction exceeds the Cancellation Entitlement, then you may be able to use the excess deduction against your other income. You should seek tax advice that is specific to your circumstances.

8.5.2 Cost base of HHG Shares

For AMP Shareholders that will be taxed on the cancellation of the AMP Shares, your Cancellation Entitlement is likely to form the basis for the cost price of the HHG Shares acquired.

8.6 United States resident AMP Shareholders

8.6.1 General

The following discussion contains a description of the material United States federal income tax consequences of the Demerger to United States holders of AMP Shares.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to certain United States holders in light of their particular circumstances. United States holders are urged to consult their own tax advisers concerning the specific consequences to them, including tax return reporting requirements, the applicable tax laws and the effect of any proposed changes in the tax laws. In particular, this summary does not address:

- the tax treatment of special classes of United States holders such as financial institutions, life insurance companies, tax-exempt organisations, dealers in securities or foreign currencies, investors in pass-through entities, United States holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, United States holders that hold shares as part of a straddle or a hedging or conversion mechanics, or United States holders whose functional currency is not the US$;

- the tax treatment of United States holders who own (directly or indirectly by attribution through certain related parties) 10% or more of the voting stock of AMP;

- the application of other United States federal taxes such as the United States federal estate tax; and

- the application of any aspect of state, local or non-United States tax laws.

For the purposes of this part, a "United States holder" is a beneficial owner of AMP Shares who holds such shares as capital assets and who is:

- a citizen or resident of the United States (as defined for United States federal income tax purposes);
- a corporation created or organised in or under the laws of the United States or any political subdivision thereof;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

These comments are based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions in effect, all of which are subject to change, possibly with retroactive effect. In addition, the comments are based on customary assumptions including, but not limited to, assumptions that each company will continue to operate their respective businesses in substantially the same form following the Demerger, that neither company has a plan or intention to dispose of substantial business assets and that, at the time of the Demerger, there is no plan or intention on behalf of the shareholders to sell a substantial portion of their AMP Shares or HHG Shares.

Events subsequent to the date of this document, such as additional tax legislation, court decisions, or administrative changes, could affect the United States federal income tax consequences of the Demerger. The conclusions set out in this part are not binding on the Internal Revenue Service or a court, and no ruling has been or will be requested from the Internal Revenue Service concerning the United States federal income tax consequences. No assurance can be given that the Internal Revenue Service or a court would not successfully assert or reach different positions from those discussed herein.

For United States federal income tax purposes, the Demerger should be treated as a distribution of the HHG Shares by AMP to its shareholders. The United States federal income tax consequences for a United States holder receiving the HHG Shares will depend on whether the distribution is treated as a tax-free or taxable distribution. No ruling from the Internal Revenue Service or a tax advisor's opinion has been requested as to whether the distribution should be treated as a tax-free or taxable distribution.

8.6.2 Tax-free distribution

If the Demerger meets the requirements for a tax-free distribution pursuant to section 355 of the Internal Revenue Code, a United States holder should not recognise income or loss on receipt of solely the HHG Shares in the Demerger.

The aggregate tax basis of the HHG Shares and AMP Shares in the hands of a United States holder after the Demerger should be the same as the holder's basis in the AMP Shares immediately before the Demerger, allocated in proportion to the fair market value of each. In addition, the holder should have a holding period for the HHG Shares received that includes the holder's holding period for the AMP Shares in respect of which the HHG Shares were received, provided that the AMP Shares are held as a capital asset of the holder on the Demerger Date.

The United States holder would be required to attach a detailed statement to the holder's tax return for the year of the Demerger setting forth such data as may be appropriate in order to show the applicability of section 355. This statement should include a description of the HHG Shares received and the names and addresses of AMP and HHG.

The United States holder should realise a capital gain or loss on the subsequent sale or other disposition of HHG Shares equal to the difference between the US$ value of the amount realised and the holder's US$ tax basis in the HHG Shares. Capital gains of a non-corporate United States holder are generally taxed at a maximum rate of 15% where the holder's holding period for the property exceeds one year and the sale or exchange of the shares occurs before 1 January 2008. Capital gains realised by a non-corporate United States holder in 2008 will generally be exempt from tax where the holder's holding period for the property exceeds one year and will be subject to a maximum rate of 20% thereafter. Capital losses can generally only be offset against capital gains, although capital losses of a non-corporate United States holder can also offset other income and gains up to a maximum of US$3,000 a year.

8.6.3 Taxable distribution

If the Demerger does not meet the requirements of section 355 of the Internal Revenue Code, a United States holder will be treated as receiving a taxable distribution in an amount equal to the US$ value of the HHG Shares received as of the Demerger Date. The distribution will be treated as a dividend to the extent of AMP's current and accumulated earnings and profits (as determined under United States federal income tax principles), and any excess will be treated as a non-taxable return of capital to the extent of the holder's basis in each AMP Share and thereafter as a capital gain.

The United States holder will have a tax basis in the HHG Shares equal to the US$ value of those HHG Shares on the Demerger Date and will have a holding period for the HHG Shares that begins on the day after the Demerger Date.

9 Employee, executive and non-executive Director equity plans

9.1 Introduction

The Directors believe that equity incentive plans form a valuable part of AMP's total remuneration strategy. These plans are designed to enable AMP to attract and retain employees, executives and non-executive Directors.

The Demerger and the AMP Rights Offer will affect the majority of participants in AMP's existing employee, executive and non-executive Director equity plans ("AMP Plans") in various ways. Section 9.2.1 contains a table summarising the levels of participation in the AMP Plans at 30 June 2003 ("Participation Table") and a brief description of the implications of the Demerger and the AMP Rights Offer for the majority of participants in the AMP Plans. (Section 9.2 does not deal with some arrangements where the number of participants or securities involved will be immaterial by the time of the Scheme Meeting.) After the Demerger, AMP intends to continue to use equity incentive plans (including some of the AMP Plans) as part of its remuneration strategy.

To achieve the outcomes described in section 9.2, the AMP Remuneration Committee intends, where necessary, to exercise various powers and discretions. The AMP Remuneration Committee's objective in doing so is:

- to protect shareholders' interests; and
- to avoid detriment to plan participants and to be fair and reasonable to the extent permissible under the ASX Listing Rules, industrial relations and corporations legislation and the rules of the various equity plans (without incurring unreasonable costs).

HHG has adopted three new equity incentive plans: the HHG Restricted Share Plan ("Restricted Share Plan"), the HHG Long Term Incentive Plan ("LTIP") and the HHG Sharesave Scheme ("Sharesave Scheme"). These plans are described in section 9.3. The new plans have been designed to enhance shareholder value by appropriately relating reward to the performance of the HHG Group.

9.2 AMP Plans

9.2.1 Participation in AMP Plans at 30 June 2003

The treatment of plan participants discussed below refers to the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer. This reduction would be a consequence of:

- the loss by the AMP Group of the portion of the businesses and assets of the HHG Group that are to be provided indirectly to AMP Shareholders in the form of HHG Shares under the Demerger; and
- the issue of new AMP Shares at a discount under the AMP Rights Offer (see section 3.4.2).

If the AMP Rights Offer proceeds, compensation for the AMP Rights Offer would be given in this instance because the AMP Rights Offer would be undertaken only if the Demerger proceeds. To the extent that the treatment of plan participants outlined below relates to the effect of the AMP Rights Offer, this treatment will apply only if the AMP Rights Offer proceeds.

As outlined below, AMP will compensate plan participants in specified ways for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer. In doing this, AMP's intention is to preserve, to the extent reasonably practicable and permissible, the economic position of the participants despite the reduction in value of AMP Shares resulting from the Demerger and the AMP Rights Offer. This treatment is not intended to put the participants in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur but rather to ensure that they are not unfairly disadvantaged by the Demerger or the AMP Rights Offer.

An overview of the AMP Plans and participation in those plans as at 30 June 2003 is outlined in the table below. The table does not deal with some arrangements where the number of participants or securities involved will be immaterial by the time of the Scheme Meeting.

Participation table

Row ref.	Name of plan	No. of participants	No. of AMP Shares	No. of Options	No. of performance rights	Other
a	Executive Share Ownership Plan (long term incentive program)	11	A: 185,000 H: 109,076[1]	–	–	–
b	Executive Share Ownership Plan (short term incentive program)	63	A: 214,946[2,3] H: 136,727[4]	–	–	–
c	Australia and New Zealand Employee Share Acquisition Plan (salary or bonus sacrifice)	1,188	A: 960,978[2,5] H: 2,349[6]	–	–	–
d	Australia and New Zealand Employee Share Acquisition Plan (bonus shares)	742	A: 41,384 H: 168	–	–	
e	Australia and New Zealand Employee Share Ownership Plan	1,844	A: 103,208 H: 56	–	–	–
f	Non-executive Directors Share Plan	7	A: 10,877 H: 1,282	–	–	–
g	Executive Option Plan & Employee Option Plan	5,687	–	A: 8,870,947[7] H: 6,041,855[7,8] X: 7,320,436[7]	–	–
h	Stock Appreciation Rights	52	–	–	–	H: 370,500[7,9]
i	International Employee Share Ownership Plan	897	–	–	A: 1,738,900[10,11] H: 1,223,590[12] X: 210,762[13]	A: 19,242[14] H: 197,627[15]
j	All Employee Share Ownership Plan (UK Inland Revenue approved plan)	1,204	H: 402,498[16]	–	–	–
k	Henderson Global Investors Deferred Equity Plan	92	H: 4,524,547[17]	–	–	–

A Denotes information relating to employees or directors of the AMP Group as at 30 June 2003 who, assuming they continue to be employed or hold office until the Demerger Date (see below), are likely to remain employed or hold office within the AMP Group immediately after the Demerger.

H Denotes information relating to employees or directors of the AMP Group as at 30 June 2003 who, assuming they continue to be employed or hold office until the Demerger Date (see below), are likely to remain employed or hold office within the HHG Group immediately after the Demerger.

X Denotes information relating to persons who had ceased to be employed within the AMP Group before 30 June 2003.

The information marked with A or H is likely to change before the Demerger as a result of the intended redundancies referred to in sections 4.6.3 and 6.7.3, the usual operation of the plans, changes in employment which occur in the ordinary course of business and the information set out in note 11 below. As at the date of this document, it is not possible to state the likely changes to this information.

Notes:

1. As described in section 9.2.3, up to an estimated 104,177 of these AMP Shares will be released from the plan after the Demerger and those not released will be forfeited, assuming the Demerger Date is 23 December 2003.
2. Participants in these plans who remain employed within the AMP Group are entitled to additional AMP Shares at the end of a three year holding period. As described in section 9.2.2, the entitlements of these participants to additional AMP Shares will be increased to compensate them for the reduction in the value of AMP Shares resulting from the Demerger (see the beginning of this section).
3. Based on participation as at 30 June 2003 and assuming for the purposes of illustration only that the ratio based on the prices of AMP Shares and HHG Shares on and after the Ex-Entitlement Date measured as determined by the AMP Remuneration Committee is 7:3 and that the AMP Rights Offer Adjustment Value is approximately 1% of the value of AMP Shares before the AMP Rights Offer Ex-Entitlement Date, the maximum entitlement to additional AMP Shares of these participants will be increased from 214,946 to 310,167. The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value, AMP Rights Offer Adjustment Value and the number of AMP Shares in the plan.
4. Based on participation as at 30 June 2003 and assuming the Demerger Date is 23 December 2003 and the AMP Rights Offer Adjustment Value is as set out in note 3 above, up to an estimated 34,024 additional AMP Shares would be issued before the Record Date as a result of the Demerger and the AMP Rights Offer in respect of these AMP Shares as described in section 9.2.3. The actual number may be higher or lower depending on the AMP Rights Offer Adjustment Value.

5. Based on participation as at 30 June 2003 and on the assumptions in note 3 above, the maximum entitlement to additional AMP Shares of these participants will be increased from 96,098 to 138,670. The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value, AMP Rights Offer Adjustment Value and the number of AMP Shares in the plan.
6. Based on participation as at 30 June 2003 and assuming the Demerger Date is 23 December 2003 and the AMP Rights Offer Adjustment Value is as set out in note 3 above, up to an estimated 153 additional AMP Shares would be issued before the Record Date as a result of the Demerger and the AMP Rights Offer in respect of these AMP Shares as described in section 9.2.3.
7. As described in section 9.2.4, the exercise prices of these Options and stock appreciation rights will be reduced to compensate the holders for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section). In the case of Options granted under UK Inland Revenue approved sections of these plans, any adjustment to the terms of such Options is subject to the prior approval of the UK Inland Revenue. If the UK Inland Revenue declines to approve the proposed adjustments to options granted under UK Inland Revenue-approved sections of the AMP Option Plans, AMP will consider alternative methods to ensure that holders of such options are not unfairly disadvantaged by the Demerger and the AMP Rights Offer.
8. Based on participation as at 30 June 2003 and assuming the Demerger Date is 23 December 2003, an estimated 376,286 of these Options will lapse no later than six months after the Demerger Date.
9. Based on participation as at 30 June 2003 and assuming the Demerger Date is 23 December 2003, an estimated 72,947 of these stock appreciation rights will lapse no later than six months after the Demerger Date.
10. In respect of holders of these performance rights, based on participation as at 30 June 2003 and on the assumptions in note 3 above, up to an estimated 770,335 additional performance rights would be issued to compensate those holders for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section), as described in section 9.2.6. The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value and AMP Rights Offer Adjustment Value.
11. These performance rights do not include performance rights that AMP intends to make available in 2003 as part of AMP's long term incentives for senior employees. Before the Record Date, AMP intends to make available to approximately 70 employees up to approximately 2.2 million additional performance rights. If the Demerger proceeds, AMP intends to make available to those employees a further number of performance rights in 2004, in relation to their long term incentives for 2003, as compensation for the reduction in value of AMP Shares resulting from the Demerger (see the beginning of this section) and to provide an incentive for those employees to achieve a higher trading price for HHG Shares after the Ex-Entitlement Date (see section 9.2.6). The closing price on ASX of AMP Shares on 1 September 2003 was $6.96. Assuming for illustrative purposes only that this price is representative of the sum of the prices of AMP Shares and the prices of HHG Shares on and after the Ex-Entitlement Date, and that the ratio of those prices is as set out in note 3 above, an illustrative price of HHG Shares would be $2.09 after the Ex-Entitlement Date and up to an estimated 1.2 million additional performance rights would be made available to eligible employees in relation to their long term incentives for 2003 if the Demerger proceeds. This illustrative price is not a forecast of the price of HHG Shares after the Ex-Entitlement Date. The actual number of performance rights made available to eligible employees after the Demerger, in relation to their long term incentives for 2003, may be higher or lower depending on the prices at which HHG Shares trade on and after the Ex-Entitlement Date. Further performance rights may be made available to eligible employees to compensate for the reduction in value of AMP Shares resulting from the AMP Rights Offer.
12. Based on participation as at 30 June 2003, up to an estimated 695,781 of these performance rights will lapse on the Demerger Date. In addition, as described in section 9.2.6 and as compensation for the reduction in value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section), AMP will either issue up to an estimated 233,820 additional performance rights or prevent the lapse of that number of performance rights, based on participation as at 30 June 2003 and on the assumptions in note 3 above. The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value and AMP Rights Offer Adjustment Value.
13. In respect of holders of these performance rights, based on holdings as at 30 June 2003 and on the assumptions in note 3 above, up to an estimated 93,368 additional performance rights would be issued as described in section 9.2.6 or the entitlement to AMP Shares under the existing performance rights will be increased by that amount as compensation for the reduction in value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section). The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value and AMP Rights Offer Adjustment Value.
14. Consists of 19,186 share bonus rights and 56 conditional shares. In respect of the holders of these share bonus rights, AMP will increase any cash payments that flow from these bonus rights as compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section). In respect of the holders of these conditional shares, the number of AMP Shares that would be issued to these holders at the end of the applicable holding period would be increased to compensate them for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer.
15. Consists of 185,755 share bonus rights and 11,872 conditional shares. As a result of the Demerger, the holders of these share bonus rights will be paid the sum of the Combined Post-Demerger Value and AMP Rights Offer Adjustment Value for each bonus right held. In respect of the holders of these conditional shares, as at 30 June 2003, up to an estimated 11,872 AMP Shares would be issued before the Record Date as a result of the Demerger as described in section 9.2.8. Compensation as determined by the AMP Remuneration Committee will also be given for the reduction in value of AMP Shares resulting from the AMP Rights Offer (see section 9.2.8).
16. Held by the trustee of the All Employee Share Ownership Plan Trust on behalf of participants.
17. Held by the trustee of the Henderson Employee Trust 2000 on behalf of participants. The trustee also holds, on behalf of participants, units in unit trusts, ordinary shares in the capital of investment trust companies, shares in open ended investment companies and shares in the capital of societe d'investissements which, as at 30 June 2003, had a total approximate value of £12.7 million.

The implications of the Demerger and the AMP Rights Offer for the majority of participants in the AMP Plans are described below.

9.2.2 Share based plans for people who remain within the AMP Group

Employees and non-executive Directors who will be employed or hold office within the AMP Group after the Demerger and who have AMP Shares registered in their names under any of the AMP Plans (see rows a to f of the Participation Table) will receive HHG Shares under the Demerger in relation to their relevant holdings of AMP Shares. The HHG Shares they receive will not be subject to restrictions under the relevant plans. This is so whether or not their relevant holdings of AMP Shares are subject to trading restrictions and forfeiture conditions under the rules of the relevant plans. Assuming that the AMP Shares are registered in their names on the AMP Rights Offer Record Date, they will either participate in the AMP Rights Offer or receive the Cash Payment.

The employees' and non-executive Directors' holdings of AMP Shares will continue to be held in the relevant AMP Plan while those shares remain subject to any applicable trading restrictions and forfeiture conditions.

Some employees acquired AMP Shares on the basis that they would receive an entitlement to additional AMP Shares if they remain employed within the AMP Group for a specified period (see rows b and c of the Participation Table). They will be compensated for the reduction in the value of AMP Shares that the Demerger and the AMP Rights Offer cause (see the beginning of section 9.2.1). The amount of the reduction and their compensation will be determined shortly after the Demerger Date. To compensate those employees for the reduction, their entitlement to additional AMP Shares will be increased. The amount of the increase will be calculated by multiplying their entitlement by the Increase Factor. In doing this, AMP does not intend to put these employees in a better position than they would have been in if the Demerger and AMP Rights Offer did not occur (see the beginning of section 9.2.1).

Whether or not the Demerger is approved, AMP currently intends to continue to offer participation in the share based plans referred to in rows a and c to f of the Participation Table.

9.2.3 Share based plans for people who remain within the HHG Group

Employees and non-executive Directors who will be employed or hold office within the HHG Group after the Demerger and have AMP Shares registered in their names under any of the AMP Plans (see rows a to f of the Participation Table) will receive HHG Shares under the Demerger in relation to their relevant holdings of AMP Shares. The HHG Shares they receive will not be subject to restrictions under the relevant plans. This is so whether or not those holdings of AMP Shares are subject to trading restrictions and forfeiture conditions under the rules of the relevant plans. Assuming that the AMP Shares are registered in their names on the AMP Rights Offer Record Date, they will either participate in the AMP Rights Offer or receive the Cash Payment.

If the employees acquired AMP Shares under the Australia and New Zealand Employee Share Ownership Plan on a fully vested basis and not subject to forfeiture (see row e of the Participation Table), but subject to a three year trading restriction, then the employees' holdings of AMP Shares will remain in the plan until the three year period ends or relevant employment ceases.

If the employees or non-executive Directors acquired AMP Shares following a salary, fee or bonus sacrifice or on a similar basis (see rows a to d and f of the Participation Table), then the shares will be released from the relevant plans after the Demerger.

If the employees acquired AMP Shares on the basis that the shares could be forfeited if the relevant employee is not employed within the AMP Group at the end of a holding period (see row a of the Participation Table), then a pro-rata number of those AMP Shares will be released from the plan. The number released is to be based on the proportion of the holding period that has elapsed before the Demerger Date. The balance of those AMP Shares will be forfeited.

If the employees acquired AMP Shares on the basis that they would receive an entitlement to additional AMP Shares if they remain employed within the AMP Group for a specified period (see rows b and c of the Participation Table), then they will, on or before the Record Date, receive a pro-rata portion of those additional AMP Shares plus, assuming that the institutional bookbuild occurs before the Record Date, an additional number of AMP Shares to compensate for the reduction in value of AMP Shares resulting from the AMP Rights Offer. The pro-rata number they receive will be based on the proportion of the period that will have elapsed before the Demerger Date. This will be multiplied by the Rights Factor as compensation for the effect of the AMP Rights Offer. In doing this, AMP does not intend to put these employees in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur (see the beginning of section 9.2.1).

9.2.4 Option based plans

Employees (or former employees) who hold options to acquire AMP Shares ("Options") granted under AMP's Option plans (see row g of the Participation Table) will hold the same number of Options after the Demerger that they held immediately before the Demerger. However, this does not apply to the extent that Options lapse, as described below.

The exercise price of each Option in a tranche of Options will be reduced, as compensation for the reduction in the value of AMP Shares resulting from the AMP Rights Offer, by the AMP Rights Offer Adjustment Value as permitted by the ASX Listing Rules.

The resulting exercise price will then be reduced[1] so that the theoretical value of the Option will be preserved despite the reduction in the value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1). In doing this, AMP does not intend to put holders in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur (see the beginning of section 9.2.1). The reduction in the value of AMP Shares and its effect on the value of Options will be calculated as determined by the AMP Remuneration Committee. In the case of Options granted under a UK Inland Revenue approved section of AMP's Option plans, any reduction of the exercise price of such Options is subject to the prior

1 In broad terms, the base value of the Options will be calculated by the AMP Remuneration Committee by reference to the Combined Post-Demerger Value as the base price of AMP Shares. The AMP Remuneration Committee will then determine a reduced exercise price for the Options so that the value of the Options with the reduced exercise price calculated by reference to AMP Post-Demerger Value will be equal to the base value. In determining these values, the AMP Remuneration Committee will use the Black and Scholes option pricing model with the other inputs determined by the AMP Remuneration Committee on the following basis:

(a) the term of the Option will be the remaining term of the Option, being the period from the last day on which AMP Shares trade with an entitlement to HHG Shares ("Cum-Entitlement Date") until the last exercise date applicable to the Option;

(b) the dividend yield will be obtained from an adviser and will be calculated by reference to the dividends paid over the 12 month period prior to the Cum-Entitlement Date divided by the average share price of AMP Shares over the same period;

(c) the risk free rate of interest will be determined by reference to the closest government bond rate on the Cum-Entitlement Date corresponding to the remaining term of the Option; and

(d) the volatility will be based on an average of the midpoint of implied volatilities for options over the relevant terms applicable on the Cum-Entitlement Date, at a share price equal to the Combined Post-Demerger Value, sourced by an adviser from at least two brokers.

Performance hurdles and the possibility of the early lapse of Options (as a result of the cessation of the holder's employment) will be disregarded in calculating the values of Options.

approval of the UK Inland Revenue. If the UK Inland Revenue declines to approve the proposed adjustments to options granted under UK Inland Revenue-approved sections of the AMP Option Plans, AMP will consider alternative methods to ensure that holders of such options are not unfairly disadvantaged by the Demerger and the AMP Rights Offer.

Some tranches of Options are subject to performance hurdles measured by reference to AMP's total shareholder return ("**TSR**"). The AMP Remuneration Committee currently believes that it will not be necessary to make any adjustments to these performance hurdles to ensure that holders are not unfairly disadvantaged by the Demerger or the AMP Rights Offer. However, if the AMP Remuneration Committee subsequently determines that the Demerger or the AMP Rights Offer would make an applicable performance hurdle more difficult to meet, the AMP Remuneration Committee may adjust the performance hurdle so that the holders of Options will not be disadvantaged by the Demerger if it forms the view that doing so is in the best interests of AMP and AMP Shareholders.

Employees within the AMP Group after the Demerger will continue to hold their Options after the Demerger until the Options are exercised, or lapse, in accordance with the terms and conditions on which they were granted.

The AMP Remuneration Committee intends to exercise its discretion to permit employees within the HHG Group after the Demerger to continue to hold (after the Demerger) all or a pro-rata portion of the Options in each tranche that they held before the Demerger. The number they continue to hold will be based on the proportion of the three year period after the date on which the Options were granted that has elapsed before the Demerger Date. (For most tranches of Options, the effect of this is that all the Options will continue to be held because the Demerger Date will be more than three years from the date of grant). They will continue to hold the relevant number of their Options until the Options are exercised or lapse in accordance with the applicable terms and conditions. Those employees will hold the balance of their Options ("Excess Options") for up to either one month or six months after the Demerger Date (depending on the Options), at which time the Excess Options will lapse unless previously exercised.

Whether or not the Demerger is approved, AMP does not currently intend to offer further Options under the plans referred to in row g of the Participation Table.

9.2.5 Stock appreciation rights

AMP has granted stock appreciation rights to some employees who will be employed within the HHG Group after the Demerger. In general terms, these rights give each of those employees a right to a cash payment on exercise equal to the difference between the market value of an AMP Share and the exercise price of the stock appreciation right (see row h of the Participation Table). On the Demerger Date, the exercise price of each stock appreciation right in a tranche of stock appreciation rights will be reduced in a similar manner to the treatment of Options (as described in section 9.2.4). The AMP Remuneration Committee intends to exercise its discretion to permit employees within the HHG Group after the Demerger to continue to hold (after the Demerger) all or a pro-rata portion of the stock appreciation rights they held before the Demerger Date. (For most tranches of stock appreciation rights, the effect of this is that all the rights will continue to be held because the Demerger Date will be more than three years from the date of grant.) The proportion they continue to hold will be based on the proportion of the three year period after the date on which the stock appreciation rights were granted that has elapsed before the Demerger Date. They will continue to hold that portion of their rights until the rights are exercised or lapse in accordance with the applicable terms and conditions. Those employees will hold the balance of their rights until up to either one month or six months after the Demerger Date (depending on the rights).

If the Demerger is approved, AMP does not intend to offer further stock appreciation rights.

9.2.6 *Performance rights*

AMP has granted performance rights to employees (see row i of the Participation Table). Each performance right gives an employee (or former employee) the right to require AMP to provide that person with one AMP Share if AMP achieves a performance hurdle at the end of a three year period. Additional performance rights are to be made available to eligible employees as part of AMP's long term incentives for 2003 (see note 11 to the Participation Table) in general based on a percentage of their base salary divided by the volume weighted average price of AMP Shares on ASX for the five trading days ending on 29 August 2003 ($6.0368). These performance rights will be subject to a TSR based performance hurdle calculated by reference to the average closing prices of AMP Shares on ASX over three month periods ending at the beginning, and end, of the performance period respectively. The following information applies to most people who hold performance rights.

The number of performance rights held by employees who will be employed within the AMP Group immediately after the Demerger (and all former employees) will not be reduced as a result of the Demerger. The performance rights will continue to be held until they are exercised or lapse in accordance with the applicable terms and conditions.

Employees who will be employed within the HHG Group immediately after the Demerger will continue to hold a pro-rata portion of the performance rights they held before the Demerger. The portion will be based on the proportion of the three year performance period that applies to the performance rights that has elapsed before the Demerger Date. The employees will continue to hold that portion of the performance rights until they are exercised or lapse in accordance with the applicable terms and conditions. The balance of the holders' performance rights ("Excess Rights") will, subject to the comments below, lapse on the Demerger Date.

Most tranches of performance rights are subject to performance hurdles. Three quarters of the performance rights (and, for performance rights to be made available as part of AMP's long term incentives for 2003, all of the performance rights) in each relevant tranche are subject to performance hurdles measured by reference to AMP's TSR (see section 10.13.3). The balance of those performance rights is subject to a performance hurdle measured by reference to AMP's compound annual growth in earnings per share over a three year period from December 2001 (see section 10.13.3).

The AMP Remuneration Committee currently believes that it will not be necessary to make any adjustments to the TSR based performance hurdles applicable to performance rights to ensure that holders are not unfairly disadvantaged by the Demerger or the AMP Rights Offer.

The AMP Remuneration Committee intends to adjust the earnings per share based performance hurdle so that it relates to the weighted average of AMP's compound annual growth in earnings per share for the two year period from December 2001 and AMP's growth in earnings per share for 2004 from the 2003 pro-forma earnings per share for AMP on a demerged basis. A further adjustment to this performance hurdle will be made if the previous adjustment to the performance hurdle would have been greater assuming that the AMP Rights Offer had not been undertaken and that the RPS had not been redeemed. The further adjustment would be to disregard the effect of the AMP Rights Offer and redemption of the RPS when calculating AMP's earnings per share for 2003 and 2004.

If the AMP Remuneration Committee subsequently determines that adjustments are required to the TSR based performance hurdles or that further adjustments are required to the earnings per share based performance hurdle to ensure that the Demerger or the AMP Rights Offer would not make an applicable performance hurdle more difficult to meet, the AMP Remuneration Committee may make those adjustments to ensure that the holders of performance rights will

not be disadvantaged by the Demerger if it forms the view that doing so is in the best interests of AMP and AMP Shareholders.

AMP will also provide additional performance rights to persons who will hold performance rights after the Demerger (or, in some cases, will increase the entitlement to AMP Shares under the existing performance rights). For performance rights granted before 30 June 2003 (see row i of the Participation Table), AMP will provide the holders of those rights with additional performance rights after the Demerger as compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). In doing this, AMP does not intend to put holders in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur (see the beginning of section 9.2.1). The number of additional performance rights will be equal to the number of performance rights held at the time multiplied by the Increase Factor. In the case of employees who will be employed within the HHG Group immediately after the Demerger, AMP may decide to provide this compensation by preventing the lapse of all or some of the Excess Rights instead of providing additional performance rights.

For performance rights to be made available to eligible employees as part of AMP's long term incentives for 2003 (see note 11 to the Participation Table), the holders of those rights will receive additional performance rights after the Demerger, determined by reference to the prices at which HHG Shares are bought and sold on ASX on and after the Ex-Entitlement Date, as compensation for the reduction in value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1) and to provide an incentive for those employees to achieve a higher trading price for HHG Shares on and after the Ex-Entitlement Date.

Whether or not the Demerger is approved, AMP currently intends to continue to grant long term incentive awards in the form of performance rights, although the number of employees offered performance rights will be reduced compared to past grants.

9.2.7 Share bonus rights

AMP has granted share bonus rights to some employees. In general terms, these rights give the holder a contractual right to receive a cash payment based on the market value of AMP Shares on a specified entitlement date or, in some circumstances, when they are no longer employed within the AMP Group (see row i of the Participation Table).

Employees who will be employed within the AMP Group after the Demerger will continue to hold their share bonus rights (subject to the applicable plan rules). However, AMP will increase any cash payments that flow from share bonus rights as compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). In doing this, AMP does not intend to put holders in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur (see beginning of section 9.2.1). The amount of the compensation will be determined by the AMP Remuneration Committee shortly after the Demerger Date and will have the effect of multiplying any cash payment by the Adjustment Factor. The increased cash payment will be made after the entitlement date.

Employees who will be employed within the HHG Group after the Demerger will, as soon as practicable after the Demerger, receive in full any entitlements which flow from their share bonus rights together with compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). The amount of the compensation will be determined by the AMP Remuneration Committee shortly after the Demerger Date. For each share bonus right held, these employees will receive a total cash payment equal to the Combined Post-Demerger Value plus the AMP Rights Offer Adjustment Value.

Whether or not the Demerger is approved, AMP currently intends to continue offering share bonus rights.

9.2.8 Conditional shares

AMP has granted conditional shares to some employees (see row i of the Participation Table). These shares give the holder a right to be issued an AMP Share at no cost at the end of a three year holding period.

Employees who will be employed within the AMP Group after the Demerger will continue to hold their conditional shares (subject to the applicable plan rules). However, AMP will compensate those employees for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). In doing this, AMP does not intend to put holders in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur (see the beginning of section 9.2.1). The amount of the compensation will be determined by the AMP Remuneration Committee shortly after the Demerger Date. To compensate those employees for the reduction, the number of AMP Shares to be issued to them at the end of the three year holding period will be increased. The amount of the increase will be calculated by multiplying the number of conditional shares held by them by the Increase Factor.

Employees who will be employed within the HHG Group after the Demerger will, assuming that the institutional bookbuild occurs before the Record Date, receive, on or before the Record Date, one AMP Share for each conditional share they hold multiplied by the Rights Factor as compensation for the reduction in value of AMP Shares resulting from the AMP Rights Offer.

If the Demerger is approved, AMP does not intend to offer further conditional shares.

9.2.9 Trust plans

Some employees who will be employed within the HHG Group after the Demerger have interests in certain investments (including AMP Shares) held on trust for them under AMP Plans.

If the trustee holds AMP Shares on behalf of an employee and the shares were acquired at no cost to the employee or by the employee using part of the employee's pre tax salary, then the trustee will continue to hold those AMP Shares after the Demerger (see row j of the Participation Table). The trustee will receive HHG Shares on behalf of an employee as part of the Demerger and will hold those shares on trust for the employee. For both AMP Shares and HHG Shares, the trustee will hold the shares on trust until they are released under the plan rules. Subject to UK Inland Revenue approval, it is anticipated that the trustee will release these shares to the relevant employees shortly after the Demerger.

If the employee has chosen to receive bonuses in the form of AMP Shares or interests in investment funds which are held on trust for the employee immediately before the Demerger (see row k of the Participation Table), then those AMP Shares and interests in investment funds will continue to be held on trust after the Demerger on the terms of the relevant plan. However, any HHG Shares that the trustee receives under the Demerger in relation to AMP Shares held on behalf of an employee will be transferred to that employee.

The trustee will receive the Cash Payment in relation to AMP Shares held on the AMP Rights Offer Record Date by the trustee on an employee's behalf. The trustee will pay the Cash Payment received to the employee except to the extent that taxation laws require otherwise.

9.2.10 Takeovers and cessation of employment

Special rules apply under most of the AMP Plans if a takeover bid is made for, or there is a change of control of, AMP or when an employee leaves employment involuntarily or on retirement.

9.3 Proposed HHG employee equity plans

Following the approval of the HHG Directors on 28 August 2003, the HHG Remuneration Committee has adopted three new employee share incentive schemes which allow employees of HHG after the admission of HHG Ordinary Shares to trading on the LSE to have rights to acquire, or interests in, HHG Ordinary Shares: the Restricted Share Plan, the LTIP and the Sharesave Scheme.

Subject to the approval of the directors of Henderson Global Investors Limited, HHG will continue to operate the Henderson Global Investors Deferred Equity Plan ("DEP"). The DEP will be amended to enable that plan to operate after the Demerger exclusively for employees of the HHG Group in relation to HHG Shares for the remainder of that plan's life. The DEP will be amended so that all references to AMP and AMP Shares (and other relevant references) are replaced with references to HHG and HHG Shares.

It is HHG's current intention that the first grant of performance share awards under the LTIP and options under the Sharesave Scheme will be made within six weeks of the announcement of HHG's financial results for the year ending 31 December 2003. In respect of the first grants to be made to Executive HHG Directors, the aggregate market value of HHG Ordinary Shares (averaged over the three month period immediately prior to the date of grant) capable of being acquired under the LTIP awards will be equal to 250% of salary in the case of Mr Yates and 160% of salary in the case of Messrs Hiscock and Laughlin. These awards will be exercisable only if the growth in HHG's total shareholder return over the three year period commencing 1 January 2004, compared to that achieved over the same period by the comparator companies in the FTSE 250 index at the date of grant, is at or above median. All eligible employees including the Executive HHG Directors will be invited to participate in the Sharesave Scheme.

9.3.1 HHG Restricted Share Plan

Selected employees of the HHG Group (including the Executive HHG Directors) may be granted awards entitling them to a fixed number of HHG Shares at the end of a specified period subject to remaining in employment during that time. The HHG Remuneration Committee will have discretion to determine the length of the restricted period, which will normally be three years.

Awards will only be made to Executive HHG Directors under the Restricted Share Plan in exceptional circumstances.

The maximum number or value of HHG Ordinary Shares that may be awarded to a participant in any 12 month period will be limited so that the market value of such HHG Ordinary Shares on the date of grant will not exceed 150% of the participant's basic salary.

The release of restricted share awards will usually not be subject to performance conditions but the HHG Remuneration Committee may grant awards on the basis that they will be forfeited if minimum performance conditions are not achieved.

If a participant leaves employment before the end of the restricted period, the participant's restricted share award will normally be forfeited unless the reason for leaving is death, injury, disability, ill-health, retirement, early retirement with the consent of the HHG Remuneration Committee, or the sale of the business or company in which the participant works or, (if the

HHG Remuneration Committee so decides) any other reason. In these circumstances, all or a time pro rated part of a restricted award (as the HHG Remuneration Committee may determine) may be released early.

Restricted share awards may also be released early in the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding up of HHG. In these circumstances, all or a time pro rated part of a restricted award (as the HHG Remuneration Committee may determine) may be released early.

9.3.2 HHG Long Term Incentive Plan

All employees and full time executive directors of the HHG Group who are not within six months of their normal retirement age will be eligible to be granted performance related share awards entitling them to acquire a number of HHG Ordinary Shares determined by reference to corporate performance over a performance period of three consecutive financial years.

The maximum number of HHG Ordinary Shares that may be awarded to a participant in any 12 month period will be limited so that the market value of such HHG Ordinary Shares will not exceed 300% of the participant's basic salary.

Each share award under the LTIP will be subject to performance conditions which will determine how many (if any) of the HHG Ordinary Shares under the award the participant is entitled to acquire after the end of the performance period. The HHG Remuneration Committee will set objective performance conditions for the purposes of the LTIP. The performance condition which will apply to the first grant will relate to the growth in HHG's total shareholder return ("TSR") over the three year period commencing 1 January 2004 compared to that achieved over the same period by an appropriate group of comparator companies. The comparator group for the first grant of awards will comprise those companies within the FTSE 250 Index at the date of grant. The comparator group will be reviewed for subsequent awards. If HHG's TSR performance is below the 50th percentile, none of the HHG Shares comprised in an award will vest. If HHG's TSR performance is at the 50th percentile, 35% of the HHG Ordinary Shares comprised in an award will vest and if it is at the 75th percentile, 100% of the HHG Ordinary Shares comprised in an award will vest, and vesting between these two points will be calculated on a straight line basis. Awards will not vest unless the HHG Remuneration Committee is satisfied that the TSR performance of HHG reasonably reflects HHG's underlying financial performance.

If a participant leaves employment before the end of the performance period, the participant's share award will normally lapse. However, if the reason for leaving is death, injury, disability, ill-health, retirement, early retirement with the consent of the HHG Remuneration Committee, or the sale of the business or company in which the participant works or, (if the HHG Remuneration Committee so decides) any other reason, a participant's award may be exercised early. In these circumstances awards may be exercised for a limited period after the cessation of employment but the number of HHG Ordinary Shares a participant may acquire will be determined according to the extent to which the performance conditions have been achieved up to the date of leaving and will be pro rated to take account of that proportion of the performance period (measured in complete months) which has elapsed at the date of leaving.

In the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding-up of HHG, awards may be exercised early, but the number of HHG Ordinary Shares a participant may acquire will, unless the HHG Remuneration Committee determines otherwise, be determined according to the extent to which the performance conditions have been achieved up to the date of the relevant event and will be pro rated to take account of that proportion of the performance period (measured in complete months) which has elapsed at that time. The HHG Remuneration Committee may, at its absolute discretion, having regard to the extent to which the performance conditions have been satisfied up to the relevant event, determine that awards

may be exercised in respect of a greater number of shares but not exceeding the total number of shares under the awards.

9.3.3 HHG Henderson Deferred Equity Plan

The DEP will enable selected employees of the HHG Group (excluding Executive HHG Directors) who participate in an annual bonus scheme to be eligible to receive part of their bonus in the form of HHG Ordinary Shares or an interest in an "Investment Fund" (as defined below) at the end of a specified restricted period subject to remaining in employment during that time.

Participants may elect to receive a proportion of their annual bonus in HHG Ordinary Shares or, at the participant's election, an interest in an Investment Fund, being units in a United Kingdom authorised unit trust, ordinary shares in an investment trust company, shares in the capital of an open ended investment company or shares in the capital of a "societe d'investissement" (in all cases the assets of which are managed by a company in the HHG Group) ("Bonus Shares" and "Bonus Investment Fund Interests" respectively). Following receipt of such elections, a committee of the board of Henderson Global Investors Limited ("HGI Committee") makes appropriate recommendations to the trustee of the Henderson Employee Trust 2000, a discretionary employee benefit trust (the "Trustee"), that such assets be acquired and held in the trust pending release. The HGI Committee may also recommend to the Trustee that additional "Restricted" HHG Shares or "Restricted" HHG Investment Fund Interests are also awarded to the participant with such value as the Trustee may, on the HGI Committee's recommendation, determine.

At the end of the restricted period, the Bonus Shares and Bonus Investment Fund Interests will be released to a participant together with any "Restricted Shares" and "Restricted Investment Fund Interests" respectively.

If a participant ceases to be employed within the HHG Group during the restricted period by reason of death, disability, the sale of the business in which he or she is employed, redundancy, normal retirement or early retirement with consent, the restricted period will automatically terminate and the trustee may determine whether all or any of the Restricted Shares or Restricted Investment Fund Interests (as applicable) should be transferred to the participant or the participant's estate, together with the Bonus Shares or Bonus Investment Fund Interests (as applicable). If a participant leaves employment during the restricted period for any other reason both the Restricted Shares or Restricted Investment Fund Interests and the Bonus Shares or Bonus Investment Fund Interests will, unless the Trustee determines otherwise, be forfeited and must be transferred to a person nominated by HHG for nil consideration.

In the event of a change of control of HHG the restricted period is deemed to have come to an end and the Restricted Shares will be released in full to a participant together with the Bonus Shares.

In the event of a change in the identity of the investment manager of an Investment Fund, a resolution to wind-up the Investment Fund or a change of control of the Investment Fund, a participant will be able to instruct the trustee to sell his Investment Fund Interests and hold the proceeds of sale or to reinvest such proceeds in interests in alternative Investment Funds.

During the specified restricted period, a participant may not sell, transfer or otherwise dispose of the Bonus Shares or Bonus Investment Fund Interests and any attempt to do so will result in the forfeiture of the related Restricted Shares or Restricted Investment Fund Interests (as applicable). A participant has no beneficial interest in any Restricted Shares or Restricted Investment Fund Interests.

9.3.4 *HHG Sharesave Scheme*

Application will be made to the UK Inland Revenue for approval of the Sharesave Scheme, under which options to acquire HHG Shares using the proceeds of a linked savings account may be granted to all eligible employees in the HHG Group. This will enable options granted under the Sharesave Scheme to potentially benefit from favourable tax treatment. The Sharesave Scheme will operate within UK Inland Revenue limits.

At the time of receiving options, participants must enter into a three, five or seven year savings contract (whichever they select) with a nominated savings institution under which they agree to make monthly contributions, of up to £250 (or any higher amount permitted by legislation and approved by the HHG Board), from their pay. The number of HHG Shares over which a participant may be granted an option will be the number that can be acquired, at the exercise price, with the savings made plus any bonus payable by the savings institution on maturity of the savings contract.

Options may normally only be exercised during the six month period following the maturity date of the related savings contract. This may be after the third, fifth or seventh anniversary of the date of grant depending on which savings contract a participant selected.

In certain circumstances, early exercise of options is permitted in respect of the number of HHG Shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where the participant leaves the HHG Group, in circumstances of death, retirement at age 62 or at contractual retirement age, injury, disability or redundancy (within the meaning of the Employment Rights Act 1996 (UK)), early retirement more than three years after grant or where HHG is taken-over or reorganised. If a participant leaves employment with the HHG Group other than in such special circumstances, the participant's option will lapse.

9.3.5 *Provisions applicable to all of the proposed HHG Employee Schemes*

Share awards and options may be granted over unissued or existing HHG Shares. No option or award may be granted under the HHG Employee Schemes if it would cause the number of HHG Shares issued or issuable pursuant to options and awards granted in the preceding 10 years under any share scheme established by HHG to exceed 10% of HHG's issued ordinary share capital at the proposed date of grant. In addition, no option or award may be granted under the LTIP, the Restricted Share Plan, the DEP or any other discretionary share scheme adopted by HHG if it would cause the number of HHG Shares issued or issuable pursuant to options and awards granted in the previous 10 years under such schemes to exceed 5% of HHG's issued ordinary share capital at the proposed date of grant. If options or share awards are to be satisfied by a transfer of existing HHG Shares, the percentage limit stated above will not apply. Where existing shares are used the HHG Employee Schemes will be operated in conjunction with an employee benefit trust.

The HHG Remuneration Committee or HHG Board may amend the HHG Schemes. However, the provisions governing eligibility requirements, equity dilution, individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of eligible employees or participants without the prior approval of HHG Shareholders in general meeting.

The HHG Employee Schemes will terminate on the tenth anniversary of their approval by the HHG Board, or such earlier time as the HHG Remuneration Committee or HHG Board determine.

10 Additional information

Part A – additional information concerning the Demerger and AMP

Additional information concerning HHG is set out in Part B of section 10.

10.1 ASX waivers and confirmations

10.1.1 Relief obtained in connection with the Proposal to Demerge

ASX has granted waivers to AMP or in principle approval to HHG to waivers from the following ASX Listing Rules in connection with the Demerger:

(a) ASX Listing Rule 1.1, condition 3 to the extent necessary to enable HHG to issue an information memorandum that complies with Appendix 1A of the ASX Listing Rules, subject to the information memorandum not offering securities to investors with registered addresses in Australia and the information memorandum containing the statement set out in section 10.36;

(b) ASX Listing Rule 7.40 to the extent necessary to allow the Record Date to be four business days after the Effective Date;

(c) ASX Listing Rule 10.1 to the extent necessary to permit HHG to issue HHG Shares in accordance with the information memorandum referred to in section 10.1.1(a), without shareholder approval to substantial holders of AMP of the type described in Listing Rule 10.1;

(d) ASX Listing Rule 10.11 to the extent necessary to relieve HHG from any obligations to seek shareholder approval to the issue of HHG Shares to its related parties (including its directors) in accordance with the information memorandum referred to in section 10.1.1(a);

(e) ASX Listing Rules 6.23.3, 6.23.4 and 7.22 to the extent necessary to allow AMP to reduce the exercise prices of options granted under AMP's Executive Option Plan and Employee Option Plan in the manner outlined in section 9.2.4 in respect of the reduction in the value of AMP Shares resulting from the Demerger on conditions that:

  (i) the terms of the proposed reduction of the exercise prices of Options are described in this document;

  (ii) AMP Shareholders approve the Demerger;

  (iii) this document contains a report from an independent expert on the effect of the proposed reduction of the exercise prices of Options and a statement from the independent expert that the methodology upon which the proposed reduction of the exercise prices of Options is to be calculated is fair and reasonable to AMP Shareholders (see the report of the Independent Expert in section 12); and

  (iv) any exercise of the AMP Remuneration Committee's discretion in relation to the proposed reduction of the exercise prices of Options that would materially change the manner for determining the proposed reduction must be approved by ASX.

(f) ASX Listing Rule 6.23.4 to the extent necessary to permit AMP to adjust the earnings per share based performance hurdle applicable to performance rights in the manner outlined in section 9.2.6, without the need to obtain shareholder approval, on the condition that AMP Shareholders approve the Demerger;

(g) ASX Listing Rule 6.23.3 to the extent necessary to permit AMP to amend the terms of the Options to provide that the Options do not lapse as a result of the Demerger;

(h) ASX Listing Rule 10.14 to the extent necessary to permit AMP to grant the performance rights in the CEO Tranche (as defined in section 10.13.3) to Mr Mohl as managing director of the Company and to purchase AMP Shares on market for Mr Mohl on exercise of the performance rights on the condition that a summary of the relevant terms and conditions of the performance rights is contained in this document (see section 10.13.3); and

(i) ASX Listing Rule 10.14 to the extent necessary to permit AMP to grant the performance rights in the Further CEO Tranche and the Further AFS Tranche (as those terms are defined in section 10.13.3) to Mr Mohl and to purchase AMP Shares on market for Mr Mohl on exercise of the performance rights on the conditions that:

   (i) a summary of the relevant terms and conditions of the performance rights is contained in this document (see section 10.13.3); and

   (ii) AMP Shareholders approve the Demerger.

In addition, ASX has confirmed to AMP and HHG that:

(a) the treatment of options and performance rights as a result of the Capital Adjustment is to be determined under ASX Listing Rule 7.22.6 except to the extent that the waivers referred to in paragraph 10.1.1(e) permit an additional reduction of the exercise prices applicable to Options;

(b) no change will be required by ASX Listing Rule 7.22.6 to the total number of options and performance rights on issue as a result of the Capital Adjustment;

(c) ASX Listing Rule 7.22.6 requires the exercise prices applicable to options granted under AMP's Executive Option Plan and Employee Option Plan to be reduced by the amount calculated by dividing the Aggregate Cancellation Amount by the number of AMP Shares on issue as at the Record Date; and

(d) ASX Listing Rule 10.14 does not apply to the acquisition of the performance rights referred to in paragraphs 10.1(h) and 10.1(i) where AMP Shares received on exercise of the performance rights are to be purchased on market or shareholder approval under Listing Rule 10.14 is to be obtained for their issue.

In addition:

(a) application has been made to ASX for a waiver from ASX Listing Rule 7.1 to the extent necessary to enable the issue of ordinary shares or preference shares in HHG on conversion of the CLNs, without shareholder approval; and

(b) HHG intends to seek a waiver from ASX of ASX Listing Rule 10.14 to the extent necessary to permit HHG to grant to Messrs Yates, Hiscock and Laughlin the LTIP awards referred to in section 9.3, and to purchase HHG Shares on market for those HHG Executive Directors on exercise of those awards.

10.1.2 Relief obtained in connection with the AMP Rights Offer

ASX has granted waivers to AMP from the following ASX Listing Rules in connection with the AMP Rights Offer:

(a) ASX Listing Rules 7.15 and 7.40, to the extent necessary to permit AMP to set the AMP Rights Offer Record Date 29 business days before the date of the Scheme Meeting, or such other date agreed by ASX and notified to AMP in writing; and

(b) ASX Listing Rule 7.40 to the extent necessary to allow AMP to conduct the AMP Rights Offer in accordance with the proposed timetable for the AMP Rights Offer, in particular:

  (i) to permit AMP to send the AMP Rights Offer Prospectus and serially numbered entitlement and acceptance forms to persons entitled seven business days after the AMP Rights Offer Record Date;

  (ii) to permit new AMP Shares to be issued under the AMP Rights Offer to commence trading on a deferred settlement basis seven days after acceptances close;

  (iii) to permit AMP to notify ASX of under subscriptions 10 business days after acceptances close, or such other date agreed by ASX and notified to AMP in writing;

  (iv) to permit AMP to allow all acceptances (including those from participating organisations) to close on the same date;

  (v) to permit AMP to defer the bookbuild to be conducted in connection with the AMP Rights Offer at any stage prior to its closing for maximum periods of up to 45 days in total; and

(c) ASX Listing Rule 6.23.4 to the extent necessary to permit AMP to adjust the earnings per share based performance hurdle applicable to performance rights in the manner outlined in section 9.2.6, without the need to obtain shareholder approval, on the condition that AMP Shareholders approve the Demerger.

In addition, ASX has confirmed to AMP that:

(a) AMP is permitted to treat shareholdings registered in the name of a nominee as a separate shareholding, in respect of shares held for each of the shareholders;

(b) if AMP Shares trade on ASX with entitlements to HHG Shares under the Demerger during the five trading days ending on the day before the AMP Rights Offer Ex-Entitlement Date and AMP Shares issued under the AMP Rights Offer are not entitled to HHG Shares:

  (i) AMP is required to treat the value of these entitlements as a dividend in applying the formula set out in Listing Rule 6.22.2 to determine the amount by which the exercise prices of Options are to be reduced as a result of the AMP Rights Offer (see section 9.2.4);

  (ii) for the purpose of this formula, the value of the entitlements is to be calculated by dividing the Aggregate Cancellation Amount by the number of AMP Shares on issue as at the Record Date;

(c) ASX Listing Rule 7.11.1 does not apply to the AMP Rights Offer;

(d) ASX Listing Rule 7.11.3 does not apply to the AMP Rights Offer; and

(e) ASX Listing Rule 7.11.5 does not apply to the AMP Rights Offer.

10.2 ASIC relief

10.2.1 Relief obtained in connection with the Proposal to Demerge

Clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations requires this document to disclose particulars of any payment or benefit that is proposed to be made or given to any director, secretary or executive officer of AMP or a related body corporate of AMP as compensation for loss of office, or as consideration for or in connection with his or her retirement from office.

ASIC has allowed AMP to depart from complying with the requirements of clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations. The effect of this relief is that:

(a) AMP is not required to disclose particulars of payments or benefits that are proposed to be made or given to a director, secretary or executive officer of AMP or a related body corporate of AMP ("Relevant Person") in relation to their loss of or retirement from office, unless:

  (i) the Relevant Person will lose office or retire from office as a consequence of, or in connection with the Scheme; or

  (ii) the amount of any payment or benefit which may be made to the Relevant Person upon their loss of office or retirement from office may be materially affected by the Scheme;

(b) this document is not required to state the identity of any Relevant Person who will lose office or retire from office in connection with the Scheme, unless that person is an AMP Director; and

(c) this document is not required to state particulars of any payments or benefits to Relevant Persons other than AMP Directors, that would otherwise be required to be disclosed under paragraph (a) provided:

  (i) such payments or benefits are disclosed on an aggregate basis; and

  (ii) this document discloses the number of Relevant Persons who will receive a payment or benefit that is required to be disclosed under paragraph (a) and which falls within each successive $10,000 band, commencing at nil, where the number of Relevant Persons is no less than one.

Clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires this document to set out whether, within the knowledge of the AMP Directors, the financial position of AMP has materially changed since the date of the last balance sheet laid before an AMP annual general meeting or sent to AMP Shareholders in accordance with section 314 or 317 of the Corporations Act.

ASIC has allowed AMP to depart from complying with the requirements of clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations on the basis that:

(a) AMP complies with Division 2 of Part 2M.3 of the Act in respect of the period ending 30 June 2003;

(b) this document states that AMP will give a copy of the documents referred to in section 302 of the Corporations Act free of charge to anyone that asks for them before the Demerger is approved by order of the Court (see section 10.22);

(c) any material change in AMP's financial position occurring after the balance date of AMP's financial report for the period ending 30 June 2003 is disclosed in this document; and

(d) this document is substantially in the form given to ASIC on 15 October 2003.

10.2.2 Relief obtained in connection with AMP Capital Investors' investment in AMP

AMP has been granted relief by ASIC allowing certain AMP entities to hold AMP Shares as investments. This is allowed subject to certain conditions, which include:

- AMP Group companies do not exercise votes attaching to those shares;
- the aggregate percentage of AMP Shares in respect of which AMP and its controlled entities have the power to control the voting or disposal of must not exceed 5% of AMP's voting shares; and
- AMP must announce to ASX the aggregated holding of AMP Shares by AMP entities as a percentage of the total number of AMP Shares on issue (held directly or by way of derivatives) every 14 days. Where the aggregate percentage holding changes by 1% or more, AMP must report within one business day of the change.

Subject to the conditions above and general insider trading prohibitions, AMP Capital Investors may actively trade in AMP Shares other than in specified periods corresponding to the 30 days preceding, and the day of, the announcement of AMP's half year or full year results. In accordance with a policy approved by the Board, only passive trading is permitted during these periods.

10.3 SCH Business Rule relief

It is expected that amendments to the SCH Business Rules will come into force in December 2003 or early 2004, which will allow the Depositary Nominee to appoint multiple proxies. This will allow HHG CDI holders to vote personally at meetings as the Depositary Nominee's proxy.

However, to the extent that it is required (for example, if the relevant amendments have not been made by the Demerger Date) ASX has indicated that, following the listing of HHG on ASX, the Board of Directors of ASX Settlement and Transfer Corporation Pty Ltd would be likely to grant relief to HHG on a temporary basis from the application of the part of SCH Business Rule 3A.8.2 to allow the Depositary Nominee to appoint multiple proxies. This relief is likely to be granted on the following conditions:

(a) the Depositary Nominee may appoint two proxies required for the purposes of calculating the number of HHG CDIs to be voted for and against a resolution under SCH Business Rule 3A.8.4 in respect of directions to the Depositary Nominee received from HHG CDI holders not proposing to attend a specified meeting;

(b) HHG or its agent will provide an appropriate form of proxy to HHG CDI holders to enable them to instruct the Depositary Nominee clearly as to whether the HHG CDI holder intends to attend any specified meeting in person and seeks to be appointed by the Depositary Nominee as the Depositary Nominee's proxy at such meeting;

(c) such waiver will continue for so long as the Articles allow the Depositary Nominee to appoint HHG CDI holders as its proxy;

(d) HHG makes arrangements to ensure completed proxy forms are provided to the Depositary Nominee at least five working days prior to cut off time for receipt of proxies by HHG; and

(e) HHG will provide information to HHG CDI holders in connection with seeking CDI proxies.

10.4 Internal restructure

To facilitate the separation of the AMP Group and the HHG Group, a number of internal restructuring transactions have been or will be implemented on or before the Demerger Date.

The key transactions are as follows:

- the AMP Group will assume or repay approximately £1,041 million of corporate external debt (which includes £75 million of costs related to the termination of the cross currency swap associated with the RPS, which will be settled in cash prior to the Demerger) currently owed by AMP's United Kingdom businesses that will become the HHG Group. The actual amount is dependent on fluctuations in the A$/£ exchange rate and interest rates. The debt is currently owed by AMP (UK) Finance Services Plc and the proceeds have been on lent to HHG. The assumption of the external debt will be implemented by the AMP Group acquiring AMP (UK) Finance Services Plc from the HHG Group and by the funds which have been provided to HHG being repaid to AMP (UK) Finance Services Plc prior to the Demerger Date. After the assumption, the HHG Group will have remaining corporate external debt of approximately £59 million, including expected drawdowns of £50 million on the CLNs;

- AMP Financial Services Holdings Limited, an indirect wholly owned subsidiary of AMP, will subscribe approximately £157 million for further capital in HHG to, in part, recapitalise AMP (UK) Services Limited (as described in the 30 June 2003 Investor Report) and further capital of approximately £34 million for the issue of HHG Shares. The actual amount is dependant on fluctuations in the A$/£ exchange rate and interest rates;

- AMP will also make two further capital contributions to HHG (for the issue of HHG Shares) to give effect to the restructuring. However, HHG will make payments back to AMP totalling £116 million, resulting in no change to AMP's overall cash resources position. These payments are:

  - £90 million to HHG to allow the repayment of an intercompany loan from AMP Life Limited to AMP Invest plc; and

  - £26 million to HHG to allow the purchase of the HHG offshore companies currently owned by AMP Capital Investors;

- AMP will retain a shareholding of approximately 15% in HHG to compensate AMP, in part, for the capital it is providing to HHG. Certain restrictions will apply to AMP's ability to sell its shareholding in HHG (see section 10.6.7);

- HHG is expected to acquire a controlling (between 50% and 60%) interest in AMP Invest plc (the parent company of Henderson) through a reorganisation of AMP Invest plc's existing capital and the subscription by HHG of new capital. The balance of the interest in AMP Invest plc will be retained by the shareholders' fund of Pearl Assurance plc. The effect of this transaction will be that:

- HHG acquires majority ownership and voting control of AMP Invest plc;
- HHG's share of dividends from AMP Invest plc can be distributed to HHG;
- it replaces part of the Pearl shareholders' fund's current investment in AMP Invest plc (an illiquid asset) with cash; and

- HHG will acquire AMP (UK) Services Limited from Pearl shareholders' fund for market value.

Additional less significant transfers have occurred and will occur within the AMP Group and HHG Group. Those transfers are internal to the relevant group and do not affect the separation of the AMP Group and the HHG Group.

The combined effect of the internal restructure, other than the acquisition by HHG of a controlling interest in AMP Invest plc (see note 11 of section 13.4), is reflected in the proforma statements of financial position set out in sections 5.3.1 and 7.3.1.

10.5 Material changes in AMP Group's financial position

Within the knowledge of the Directors, and other than as disclosed in this document, the financial position of AMP has not materially changed since 30 June 2003 being the date of the balance sheet which was included in the half year accounts of the AMP Group for the six months ended 30 June 2003.

10.6 Material Demerger agreements

10.6.1 Demerger Deed

In anticipation of Demerger, AMP and HHG have entered into a Demerger Deed to facilitate the orderly separation of HHG from AMP. The Demerger Deed records the intended economic and legal effect of the Demerger and matters relating to the transfer of certain assets and shares, the restructure of various companies in both the AMP and HHG Groups, the transactions required to give effect to the Scheme and the Capital Adjustment and transition of the HHG Group as an independent group of companies after the Demerger.

The key terms of the Demerger Deed are:

(a) Demerger Principle

The fundamental underlying principle of the Demerger (the "Demerger Principle") is that on Demerger, the HHG Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the HHG Group companies after Demerger as if the HHG Group had always owned and operated them. The AMP Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the AMP Group after Demerger as if they had always owned and operated them.

There are some limited agreed exceptions to the operation of the Demerger Principle as set out below;

(b) No claims against the other

HHG and AMP have agreed that once the Demerger is complete, neither group will have rights against, or obligations to the other, except for certain rights and obligations including those in the Demerger Deed, Demerger transaction documents and arms

length commercial agreements. The Demerger Deed preserves all rights of AMP and/or HHG to claim against the other if either party has a claim brought against them by a third party. If this occurs AMP, HHG and their respective group companies reserve all rights available to them at law including any right to claim a contribution from or to join to the claim by the third party, a member of the other group;

(c) Management of information and access to records

The management of company data and maintenance of statutory records of each group relating to the other will be regulated after the Demerger. Following the Demerger, each of AMP and HHG will hold confidential information relating to the business of the other group. AMP and HHG, and their respective group companies, may not disclose any confidential information held by them which relates to the business of the other group, and, except with respect to shared confidential information relating to both the AMP Group and the HHG Group, may not use any confidential information which relates to the business of the other group in a manner which would cause or would be likely to cause any commercial damage or loss to the other group;

(d) Other assets

The Demerger Deed sets out agreed mechanisms for the future transfer between them of, or other access to, any asset, contract, licence or intellectual property rights and any related liability which either of them owns or holds after the Demerger Date but which forms part of, or is required for the conduct of, the other's business, which was incorrectly transferred as part of the internal restructure or the owning or holding of which is inconsistent with the Demerger Principle outlined above;

(e) Acceptance of business liabilities

In accordance with the Demerger Principle, AMP and HHG will accept any business liabilities to the extent that they are connected with its businesses that should have been assigned to, or assumed by, it pursuant to the internal restructure up to Demerger, but which were not assigned or assumed;

(f) Indemnities

The Demerger Principle is supported by a number of indemnities between AMP and HHG, including:

(i) Demerger Deed: each of AMP and HHG and their respective group companies indemnifies the other and its group companies in relation to any liability or loss which arises from or in connection with a breach by it or one of its group companies of the Demerger Deed or a related Demerger transaction agreement;

(ii) employees: each of AMP and HHG and their respective group companies indemnifies the other and its group companies in respect of employee entitlements of its own employees;

(iii) intellectual property, information technology and shared data: there are mutual indemnities with respect to the use of certain intellectual property, information technology and shared data by the AMP Group and the HHG Group, which operate both before and after the Demerger; and

(iv) directors' claims: there are mutual indemnities given in respect of claims made by directors against members of the AMP Group or the HHG Group if,

and only to the extent that, such claims are not covered by insurance (which is discussed in paragraph (g) below).

There is no cap on liability under any indemnity given under the Demerger Deed;

(g) Insurance

HHG will be responsible for its own insurance arrangements, including directors' and officers' insurance, following the Demerger. However, directors and officers of HHG and AMP at the Demerger Date will continue to have the benefit of directors' and officers' run-off insurance held by AMP in respect of matters occurring before the Demerger takes effect, for a period of six years from 1 January 2004;

(h) Guarantees and financial support

HHG will release all intra-group guarantees and will use best endeavours to procure the release of all third party guarantees and financial support given by the AMP Group in respect of the businesses to be conducted by the HHG Group after the Demerger, except as otherwise agreed. HHG will indemnify AMP against liabilities in relation to such guarantees and financial support until they are released. AMP will have reciprocal obligations.

AMP Group Holdings Limited and AMP Services (UK) Limited are parties to a Deed of Financial Support dated 1 January 2000. It is proposed that the deed will be novated to AMP (UK) PLC to enable AMP Group Holdings Limited to be released from its obligations under the Deed. Subject to obtaining all necessary consents and satisfying all necessary conditions, HHG will agree to terminate, effective as of the Demerger Date, the Keepwell Agreement dated 9 October 1990 (as amended and supplemented on 1 January 1998 and 11 December 2002), pursuant to which certain AMP Group companies undertook to provide HHG with funds to meet net worth and/or liquidity maintenance requirements in prescribed circumstances until 31 December 2015;

(i) Tax liabilities after Demerger

Consistent with the Demerger Principle, the HHG Group will be responsible for, and will indemnify AMP in respect of, tax liabilities reasonably attributable to the businesses to be conducted by HHG Group companies after the Demerger as though the relevant HHG Group companies had always owned and operated those businesses. The same principle applies to tax liabilities reasonably attributable to the businesses to be conducted by the AMP Group after the Demerger. Any indemnity payments made pursuant to the Demerger Deed are to be made on an after tax basis;

(j) Financial and tax assistance

To the extent permitted by law and subject to any obligations of confidence to a third party, HHG and AMP will assist each other in relation to future and past financial and tax matters, and each will allow the other access to financial and other records in connection with the preparation of tax returns or tax audits by the ATO or the United Kingdom Commissioners of Inland Revenue of either of them;

(k) Exceptions to the Demerger Principle

Where possible, AMP and HHG agree to the separation of HHG from AMP in accordance with the Demerger Principle. However, there are some limited exceptions to this approach including:

- HHG employees remaining in AMP share and incentive plans; and
- the non-release of some third party guarantees given by AMP in favour of the third party for HHG liabilities (this is the subject of an indemnity from HHG to AMP);

(l) Demerger costs overruns

AMP and HHG agree that any cost overruns or unforeseen costs with respect to Demerger costs (excluding the United Kingdom listing costs and costs of any transitional services to be provided) will be borne by the entity on whose behalf the cost was incurred, unless otherwise agreed.

10.6.2 Transitional Services Agreement

On or before the Demerger Date, AMP and HHG will enter into an agreement under which the AMP Group will supply to the HHG Group certain services, on a transitional basis following the Demerger. Services will be supplied by AMP under the Transitional Services Agreement for a period no longer than 12 months, and with respect to some services, it will be for a shorter period.

The services to be provided by AMP to HHG will include:

- access to certain information technology systems and resources if the separation of the information technology systems is not complete by the Demerger Date;
- certain administrative and corporate affairs support services, including with respect to legal and regulatory, investor relations and corporate affairs functions; and
- information technology systems and software support for certain applications and network links required by HHG after the Demerger Date.

HHG will pay AMP for the services to be provided at cost plus a margin.

10.6.3 Litigation and Insurance Management Deed

On or before the Demerger Date, AMP and HHG will enter into a Litigation and Insurance Management Deed, under which the parties will agree arrangements for the management of certain litigation and insurance claims relating to events, acts or omissions occurring wholly or partly before the Demerger.

The administration of some insurance claims under existing AMP Group insurance arrangements will be managed by AMP on behalf of HHG, in accordance with the Demerger Deed.

There will be joint management arrangements for some litigation where agreed by HHG and AMP.

10.6.4 Agreements with Computershare Investor Services Pty Limited

On or before the Demerger Date, each of AMP and HHG will enter into a service agreement with Computershare Investor Services Pty Limited for the provision of share registry services.

10.6.5 Deed Poll

The Deed Poll sets out covenants given by HHG in favour of AMP Shareholders, including that HHG will issue the HHG Shares and will apply for admission to the official list of ASX, will apply for the quotation of HHG CDIs on ASX and will perform the steps attributed to it under the Scheme.

Unless AMP, in its absolute discretion, decides not to proceed with the listing of HHG on the LSE, HHG is also obliged to apply for admission to the official list of the UK Listing Authority and to apply for the quotation of HHG Ordinary Shares on the LSE.

If the Scheme becomes Effective, then AMP Shareholders will appoint AMP as their agent and attorney to enforce the Deed Poll on their behalf.

10.6.6 AMP Rights Offer Underwriting Agreement

AMP and the AMP Rights Offer Underwriters have entered into the AMP Rights Offer Underwriting Agreement dated 10 October 2003 in respect of the joint management of an institutional bookbuild and the underwriting of subscription and settlement of the AMP Rights Offer.

The AMP Rights Offer Underwriters have agreed under the terms of the AMP Rights Offer Underwriting Agreement to underwrite fully the AMP Rights Offer. UBS Advisory and Capital Markets Australia Limited has agreed to underwrite two thirds of the AMP Rights Offer and Macquarie Equity Capital Markets Limited has agreed to underwrite one third of the AMP Rights Offer.

As at the date of this document, the AMP Rights Offer Underwriting Agreement is conditional on:

(a) the Court approving the Scheme of Arrangement and it becoming Effective; and

(b) receipt by AMP of all necessary approvals and waivers from ASX required to give effect to the AMP Rights Offer.

The AMP Rights Offer Underwriting Agreement contains various representations and warranties and imposes various obligations on AMP, including to ensure that the AMP Rights Offer Prospectus complies with the Corporations Act and any other applicable law.

The AMP Rights Offer Underwriters will receive (in proportions equal to their underwriting commitment, except for the discretionary fee payable in the proportions determined by AMP):

(a) a fee equal to 0.2% of the "Underwritten Amount" (being approximately $1.2 billion) payable on the date of the AMP Rights Offer Underwriting Agreement;

(b) the following fees, payable on the date new AMP Shares are allotted under the AMP Rights Offer:

- a fee equal to 0.2% of the "Underwritten Amount" (as adjusted if the offer size is reduced by AMP as contemplated in the AMP Rights Offer Prospectus, prior to the Meetings) which is accrued from the date of the Meetings. In the event that AMP cancels the AMP Rights Offer or AMP is deemed to have cancelled the AMP Rights Offer following the date of the Meetings, this fee is payable on the date of such cancellation;

- a fee equal to 0.4% of the amount raised under the bookbuild to institutions (that is, the number of new AMP Shares offered and taken up under the bookbuild multiplied by the bookbuild price); and

- a discretionary fee equal to 0.2% of the "Underwritten Amount"; and

(c) in the event the bookbuild is deferred or deemed cancelled (as described in the AMP Rights Offer Prospectus) an additional fee of 0.05% of the "Underwritten Amount" for each week the bookbuild is deferred beyond 17 December 2003, payable on the earlier of the date new AMP Shares are allotted under the AMP Rights Offer and the date of the cancellation of the bookbuild.

AMP indemnifies the AMP Rights Offer Underwriters and their related bodies corporate (as defined in the Corporations Act), and their directors, employees and agents, against all damage, loss, cost, expense or liability directly or indirectly suffered by or claims against any of them, arising out of the AMP Rights Offer, non-compliance by AMP with any statutory requirement and failure by AMP to fulfil its obligations under the AMP Rights Offer Underwriting Agreement. This indemnity is subject to exclusions for liability arising from, amongst other things, fraud, negligence, wilful misconduct and material breach of the AMP Rights Offer Underwriting Agreement.

Until the date of the Meetings (and in respect of events asterisked up until the date new AMP Shares are allotted under the AMP Rights Offer), the AMP Rights Offer Underwriters may terminate their obligations under the AMP Rights Offer Underwriting Agreement upon the occurrence of any of the following events:

(a) AMP withdrawing the AMP Rights Offer Prospectus*;

(b) ASIC issuing an order under section 739(1) of the Corporations Act or an interim order under section 739(3) of the Corporations Act or ASIC applying for an order under sections 1324B or 1325 of the Corporations Act in relation to the AMP Rights Offer Prospectus, or AMP, and the application or order not being dismissed or withdrawn within three business days*.

(c) ASX refusing to approve the official quotation of new AMP Shares to be issued pursuant to the AMP Rights Offer, trading in AMP Shares on ASX being suspended for more than five business days, or AMP Shares ceasing to be quoted on ASX*;

(d) there is an omission from the AMP Rights Offer Prospectus of information required by the Corporations Act to be included, or a statement in the AMP Rights Offer Prospectus is or has become misleading or deceptive;

(e) any person (other than the AMP Rights Offer Underwriters) withdraws their consent to being named in the AMP Rights Offer Prospectus under section 733 of the Corporations Act;

(f) a supplementary prospectus or a replacement prospectus being required to be lodged under section 719 of the Corporations Act in circumstances where the matter is materially adverse from the point of view of an investor*;

(g) AMP failing to perform or observe any of its obligations under the AMP Rights Offer Underwriting Agreement;

(h) a representation or warranty made or given under the AMP Rights Offer Underwriting Agreement proving to be untrue or incorrect;

(i) one of the following events occurring:

   (i) a Director is charged with an indictable offence relating to any financial or corporate matter in respect of AMP;

   (ii) any regulatory body commences any public action against a Director in his or her capacity as director of AMP or announces that it intends to take any such action;

   (iii) a Director is disqualified from managing a corporation under section 206B, 206C, 206D, 206E, 206F or 206G of the Corporations Act; or

   (iv) the Chairman or the Chief Executive Officer of AMP vacates his or her office (other than because of an event described in subparagraph (i) or (ii) above);

(j) AMP, or any of its Directors or officers (as that term is defined in the Corporations Act), engaging in any fraudulent conduct or activity whether or not in connection with the AMP Rights Offer*; and

(k) AMP fails to issue a certificate (under which inter alia it warrants that it has not breached the terms of the AMP Rights Offer Underwriting Agreement), or a statement in any such certificate, is untrue or incorrect.*

A number of the above events entitle an AMP Rights Offer Underwriter to terminate its obligations under the AMP Rights Offer Underwriting Agreement only if, in the reasonable opinion of the AMP Rights Offer Underwriters, the event:

- has had, or is likely to have, a material adverse effect on the success or settlement of the AMP Rights Offer;
- has given or is likely to give rise to a contravention by the AMP Rights Offer Underwriters of, or the AMP Rights Offer Underwriters being involved in, a contravention of, the Corporations Act or any other applicable law;
- has given or is likely to give rise to a material liability for the AMP Rights Offer Underwriters; or
- will result in the new AMP Shares to be issued pursuant to the AMP Rights Offer not being quoted on the ASX.

These events are: (b) (for an interim order made under section 739 of the Corporations Act which does not arise or subsist after the date of the Meetings), (c), (d), (e), (f) (for a supplementary prospectus issued before the date of the Meetings) and (g), (h), (i), (j) and (k) in the above list.

If one AMP Rights Offer Underwriter terminates its obligations under the AMP Rights Offer Underwriting Agreement, the remaining AMP Rights Offer Underwriter may elect to take up the rights and obligations of the AMP Rights Offer Underwriter under the AMP Rights Offer Underwriting Agreement and if the other AMP Rights Offer Underwriter does not elect to do so, AMP can terminate the AMP Rights Offer Underwriting Agreement.

10.6.7 Restrictions on AMP's shareholding in HHG

Under the terms of the HHG Sponsors' Agreement and the Demerger Deed, certain restrictions will be placed upon AMP's ability to sell its shareholding in HHG. It is envisaged that these restrictions will provide that AMP may sell up to 50% of its shareholding in HHG after the

announcement of HHG's financial results for the half year ending 30 June 2004, but only if HHG completes the equity raising of at least £100 million referred to in section 3.4.3 or by mutual agreement between AMP, HHG, UBS and Cazenove. In any event, AMP may sell any of its HHG Shares after the announcement of HHG's financial results for the year ending 31 December 2004. The restrictions will contain standstill provisions (subject to anti-dilution rights), which will prevent AMP from increasing its shareholding in HHG above the level held immediately following the Demerger, other than through the acquisition and conversion of the CLNs. These restrictions will not apply to a general offer for all of the issued share capital of HHG to which the UK City Code on Takeovers and Mergers applies, provided that such offer has been declared unconditional in all respects or has been recommended for acceptance by the HHG Board. In addition, the restrictions will not apply to the delivery by AMP of an irrevocable undertaking to accept such a general offer. The selling restrictions may only be waived with the mutual agreement of AMP, HHG, UBS and Cazenove.

If UBS AG subscribes for CLNs (see section 3.4.3), AMP has agreed to also be further restricted from selling any of its shareholding in HHG until the announcement of HHG's financial results for the year ending 31 December 2004, without the prior consent of HHG and UBS AG, unless UBS AG has disposed of all of its CLNs or its HHG Shares arising from conversion of its CLNs. Notwithstanding this restriction, AMP may accept a general takeover offer, and provide an irrevocable undertaking to accept such a general offer, as described above.

In the event that AMP subscribes or purchases CLNs, as described in section 10.32.10, these restrictions cease to have effect.

10.7 APRA approval of the Demerger

On 10 October 2003 APRA gave AMP an in-principle approval for the Demerger. APRA has advised AMP that:

- APRA's consent to the Demerger is based on the appropriate approvals being obtained from the FSA (see section 10.37.3) and the removal of any guarantees that are currently being provided by AMP to any of its United Kingdom entities;

- all letters of credit, charges, encumbrances, guarantees, warrantees, investments, loans, financial accommodation or support, or any other commitments given by AMP's Australian entities to or for the benefit of AMP's United Kingdom entities which are not described in this document must be removed upon the Demerger;

- AMP must actively manage its level of gearing and reduce it to a level which is acceptable to APRA over a time period which is reasonably acceptable to APRA;

- if the CLNs are terminated by UBS AG and the standby is called on AMP, it is possible that (subject to AMP's overall financial resources at the time, the outcome of asset sales being conducted by AMP and the state of domestic and international financial markets) APRA could require AMP to undertake an equity capital raising to finance this commitment;

- APRA will consent to the redemption of the RPS provided that sufficient cash proceeds are raised from the AMP Rights Offer and in the absence of a material change in circumstances. Up until the time that AMP redeems the RPS, APRA reserves the right to instruct AMP to convert the RPS into equity;

- APRA has consented to the capital structure proposed by AMP in respect of AMP following the Demerger. This consent will be reviewed by APRA if there are changes to AMP's potential gearing levels and/or obligations during implementation of the Demerger.

All transactions between the entities in Australia and the United Kingdom will also need to be approved by APRA during the Demerger implementation period; and

- AMP's future dividends will continue to need APRA approval until consolidated retained earnings become positive (see section 2.3.4).

As part of APRA's review of the Demerger, AMP provided APRA with an enforceable undertaking that AMP's Australian entities will not assume any debt from, or transfer any capital to, AMP's non-Australian entities without APRA's prior approval. Notwithstanding this undertaking, APRA's approval described above allows for the debt assumption, transfer of capital and other commitments for the Demerger as described in this document and in the Demerger Deed.

AMP has agreed to provide APRA with any material new information that comes to light prior to the Demerger, which will be taken into account by APRA before it makes a final decision on the Demerger.

10.8 Superannuation and workers' compensation arrangements

The Demerger will have little or no effect on the operation of or level of employer commitment to the AMP Group superannuation funds. HHG is not a participating entity in any of the AMP Group's superannuation funds.

Workers' compensation arrangements and commitments will be unaffected by the Demerger. The new entities will continue to meet the various legislative requirements for workers' compensation in the regions in which they operate.

10.9 Third party consents and disclaimers

10.9.1 Third party consents to be named

The following parties consent to being named in this document on the terms set out in section 10.9.3:

- UBS Advisory and Capital Markets Australia Limited as financial adviser to the Demerger;
- Caliburn Partnership as financial adviser to the Demerger;
- Mallesons Stephen Jaques as legal adviser to the Demerger as to Australian law;
- Minter Ellison as legal adviser to the Demerger as to Australian law;
- Freshfields Bruckhaus Deringer as legal adviser to the Demerger as to English law;
- Lovells as legal adviser to the Demerger as to English law; and
- Computershare Investor Services Pty Limited as the share registrar of AMP and HHG.

10.9.2 Third party consents to be named and to the inclusion of information

The following parties consent, on the terms set out in section 10.9.3, to the inclusion of the following information in this document in the form and context in which it appears and to all references in this document to the information in the form and context in which they appear:

- N M Rothschild & Sons (Australia) Limited to be named as the Independent Expert and to the inclusion of the Independent Expert's report in section 12 and other statements based on statements made by N M Rothschild & Sons (Australia) Limited in that report;

- Ernst & Young to be named as the Independent Accountant in relation to, and to the inclusion of the Independent Accountant's report on, historical financial information in section 13 and other statements based on statements or figures included in that report;

- Ernst & Young Transaction Advisory Services Limited to be named as the Independent Accountant in relation to, and to the inclusion of the Independent Accountant's report on, forecast financial information in section 13 and other statements based on statements or figures in that report; and

- Tillinghast-Towers Perrin to be named as the Consulting Actuary in relation to, and to the inclusion of, the Consulting Actuary's reports in section 14 and other statements based on statements or figures in that report.

10.9.3 Third party disclaimers of responsibility

Each person named in section 10.9:

- does not make, or purport to make, any statement in this document or any statement on which a statement in this document is based, other than, in the case of a person referred to in section 10.9.2, a statement or report included in this document with the consent of that party; and

- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this document, other than a reference to its name and, in the case of a person referred to in section 10.9.2, any statement or report which has been included in this document with the consent of that party.

10.10 Directors' remuneration

10.10.1 Fees cap

AMP's constitution provides that the Directors as a whole (other than executive Directors) may be paid or provided remuneration for their services, the total amount or value of which must not exceed the aggregate maximum sum from time to time determined by the company in general meeting. The remuneration may be divided among the Directors in such proportions as the Directors decide. The maximum aggregate sum currently approved by AMP Shareholders is $2,500,000 per annum.

10.10.2 Loans and guarantees

No member of the AMP Group has provided any outstanding loan or guarantee to or for the benefit of any non-executive director of AMP.

10.10.3 Non-executive Directors' fees

Fees paid to the non-executive Directors (see section 4.6.1) are based on advice from AMP's remuneration specialists and external remuneration consultants appointed by the AMP Remuneration Committee. This advice takes into consideration the responsibilities and workload requirements of Board members, the level of fees paid to board members of other Australian corporations, the size, geographic locations and complexity of AMP's operations, and AMP's long term performance relative to other large corporations.

In March 2003, the Board completed a review of the remuneration framework for non-executive Directors. AMP Board fees were increased to $120,000 per annum for non-executive Directors and $420,000 for the Chairman. AMP Board fees are paid one third in AMP Shares, which must be held until retirement, and two thirds as cash. At the same time, the Directors agreed to cease the provision of cash based retirement benefits other than statutory superannuation. Richard Grellman and Lord Killearn agreed to waive their rights to future accruals under Retirement Allowance Agreements entered into at the time of their appointment but will retain their accrued retirement benefits for service on the Board prior to 25 March 2003 of $240,340 and $411,940 respectively. The other non-executive Directors are not entitled to retirement benefits other than statutory superannuation.

Due to the reduction in size and scope of AMP's operations following the Demerger, there will be a scaling back of AMP Board fees. AMP Board fees will be reduced by 10% to $108,000 per annum for non-executive Directors and by 23% to $324,000 per annum for the Chairman. 26% of fees will continue to be paid in AMP Shares.

Additional fees are paid to non-executive Directors for chairing a Board Committee and for serving on the board of a subsidiary company in the AMP Group. Non-executive Directors are also paid a monthly allowance in respect of incidental expenses related to the business of AMP.

Non-executive Directors serving on a Due Diligence Committee in respect to the Demerger are paid additional fees at a daily rate of $2,500 or $1,500 as Chairman or a Committee member respectively.

10.11 Executive remuneration of CEO and senior management team

AMP aims to provide a level of remuneration that will provide an incentive to achieve greater returns for AMP Shareholders and attract and retain its key executives. It is market practice that this is achieved through a combination of base salary and short term and long term incentives.

If the Demerger proceeds, the maximum potential total remuneration packages of AMP's senior management team will be reduced by approximately 19%, including a 10% reduction in base salary, to take account of the reduction in size and scope of AMP's operations following the Demerger.

If the Demerger proceeds, Mr Mohl's current contract which commenced on 7 October 2002 will be amended to include a five year fixed term, from the commencement of his role as CEO through to October 2007.

Mr Mohl's total remuneration will be reduced from the Effective Date of the Demerger to reflect the smaller organisation and will continue to be tied to performance targets. His maximum potential total remuneration in the first year after Demerger will reduce by 28% from $8.41 million to $6.09 million. This comparison excludes the potential one-off restructure payment of $2.25 million referred to below.

Under the revised contract (also refer table below), Mr Mohl's maximum potential total remuneration includes:

- base salary – reduced by 10% from $1.5 million to $1.35 million;
- short term incentives – zero to 200% of new base salary. For 2002 and 2003, up to 30% of Mr Mohl's short term incentive payments has been or will be used to purchase AMP Shares on market with the prospect of Mr Mohl receiving a further payment equal to the value of those shares after three years. For future years, awards of short term incentives will be paid wholly in cash, with no opportunity for further "matching shares" payment in relation to those awards;

- long term incentives – 150% of new base salary. Long term incentives will be provided in the form of performance rights (see section 10.13.3);

- Mr Mohl has not received any long term incentives to reflect his service during both 2002 and 2003. Instead of providing these long term incentives, the AMP Board intends to make available to Mr Mohl performance rights in AMP. Before the Record Date, the Board intends to make available to Mr Mohl 400,000 performance rights in AMP (see section 10.13.3). If the Demerger proceeds, AMP will issue further performance rights to Mr Mohl (see section 9.2, notes 4 and 5 of section 10.13.2 (b) and 10.13.3). 100% of these performance rights will vest if the total shareholder return ("TSR") for AMP Shares over the three year performance period is in the top quartile relative to the largest 50 industrial companies in the S&P/ASX 100; 50% will vest if TSR is at the median level, and nil below that level. A proportionate number will vest if AMP's TSR is below the top quartile and above the median. Different provisions will apply to the vesting of performance rights if there is a takeover or change in control of AMP or if Mr Mohl ceases to be employed by AMP in particular circumstances (see section 10.13.3); and

- superannuation – Mr Mohl receives superannuation contributions currently equal to $11,002 per annum (subject to indexation) which is 9% of the Superannuation Guarantee Maximum Contribution Base.

The following table provides a comparison between the current and revised contracts of Mr Mohl.

	Current contract	Revised contract	% change on maximum
Base pay	$1,500,000	$1,350,000	- 10%
Superannuation	$11,002	$11,002	0%
Short term incentive	range $0 – $3,900,000	range $0 – $2,700,000	- 31%
Long term incentive	range $0 – $3,000,000	range $0 – $2,025,000	- 33%
Potential total remuneration	range $1,511,002 – $8,411,002	range $1,361,002 – $6,086,002	- 28%

In addition, Mr Mohl is potentially eligible for a restructure payment of $2.25 million under the Restructure and Employee Retention Arrangements– see section 10.16.

Under the terms of Mr Mohl's revised contract, if the contract is terminated by AMP other than for gross misconduct, the provisions have been reduced so that after the third year the termination payment would be 1.5 times base salary and after the fourth year it would be one times base salary. This would also be the termination payment if the contract was not renewed at the end of the five year term.

Fees in respect of Mr Mohl's service as a Non-Executive HHG Director after the Demerger will be payable to AMP.

10.12 Indemnification and insurance and access for Directors

Under AMP's constitution, AMP has, to the extent permitted by law, agreed to indemnify all officers (including the Directors) of AMP for any liability, whether civil or criminal, (including the costs and expenses of defending actions for an actual or alleged liability) which they may incur in that capacity.

The AMP Group has paid or agreed to pay premiums in respect of contracts insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act. The insurance policies prohibit disclosure of the nature of the liability, the amount of the premium and the limit of the liability.

In addition, AMP and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

- the Directors will have access to the board papers of AMP for their period of office and for seven years after they cease to hold office;
- AMP indemnifies the Directors to the extent permitted by law;
- the indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies; and
- AMP will maintain Directors' and Officers' insurance cover for the Directors to the extent permitted by the law for the period of their office and for seven years after they cease to hold office.

10.13 Interests in AMP securities

10.13.1 Non-executive Directors' interests

As at 30 September 2003, the non-executive Directors held the following beneficial interests in AMP Shares, options over AMP Shares, and debentures and registered schemes made available by AMP or its related entities:

Non-executive Director	AMP Shares	Income Securities	Reset Preferred Securities
P J Willcox	44,049	2,500	1,000
R J Grellman	10,646	–	–
R P Handley	4,725	–	6,410
M Hellicar	14,183	–	–
Lord Killearn	16,986	–	–
N L Scheinkestel	5,500	–	–

As a portion of the monthly fees paid to non-executive Directors is paid in AMP Shares, each Director's interest in AMP Shares changes each month.

No non-executive Directors hold options over AMP securities. No non-executive Directors hold any HHG Shares or any other marketable securities of HHG as at the date of this document.

Peter Mason (who will be appointed to the AMP Board with effect from 20 October 2003) held 21,575 AMP Shares as at 30 September 2003.

10.13.2 Executive Directors' interests

(a) Executive Directors' interests in AMP Shares as at 30 September 2003.

Executive Director	AMP Shares held outside of employee equity plans	AMP Shares provided as a short term incentive[2]	AMP Shares provided as a long term incentive[6]	AMP Shares held under other employee equity plans	Total[8]
A M Mohl	186,666[1]	21,973[3]	50,000	–	258,639
R P Yates	50,000	49,686[4,5]	50,000	851[7]	150,537

Notes:

1. Includes 15,545 AMP Shares held in the name of Mohl Investments Pty Limited as trustee for the Mohl Super Fund and 14,841 AMP Shares held in the name of Mohl Investments Pty Limited as trustee for the Mohl Family Trust.
2. Short term incentive shares ("STI Shares") have been provided to eligible executives following salary or bonus sacrifice through the AMP Executive Share Ownership Plan and are subject to a three year trading restriction. At the end of the three year holding period, executives who hold their STI Shares and remain employed within the AMP Group are entitled to receive one AMP Share ("Matching Share") for each STI Share at no cost to the executives.
3. In accordance with the principles set out in section 9.2.2, most executives (including Mr Mohl) who hold STI Shares and will remain employed within the AMP Group after the Demerger will be entitled to an increase in the number of Matching Shares as compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). Assuming for the purposes of illustration only that the ratio based on the prices of AMP Shares and HHG Shares on and after the Ex-Entitlement Date measured as determined by the AMP Remuneration Committee is 7:3 and that the AMP Rights Offer Adjustment Value is approximately 1% of the value of AMP Shares before the AMP Rights Offer Ex-Entitlement Date, the maximum entitlement to additional AMP Shares of Mr Mohl will be increased from 21,973 to 31,707. The actual number may be higher or lower depending on the AMP Post-Demerger Value, the HHG Post-Demerger Value and the AMP Rights Offer Adjustment Value.
4. Mr Yates' STI Shares were acquired on 28 March 2003 subject to a trading restriction for three years. Despite the Demerger, these STI Shares will not be released from the plan until 28 March 2006.
5. Most executives who hold STI Shares and will be employed within the HHG Group after the Demerger will receive a portion of the Matching Shares that they would have received if they remained employed within the AMP Group at the end of the three year holding period increased to compensate for the reduction in value of AMP Shares resulting from the AMP Rights Offer (see section 9.2.3). An equivalent cash benefit will be paid to Mr Yates to avoid any possibility that the treatment could be claimed to be a prohibited benefit provided to Mr Yates in connection with his retirement as a board or managerial officer of the AMP Group. Assuming the Demerger Date is 23 December 2003 and the AMP Rights Offer Adjustment Value is as set out in note 3 above, an amount equal to 12,363 multiplied by the sum of the Combined Post-Demerger Value and the AMP Rights Offer Adjustment Value will be paid to Mr Yates as a result of the Demerger instead of a portion of the Matching Shares he may have received if he remained employed within the AMP Group. Using the closing price of AMP Shares on 1 September 2003, which was $6.96, for illustrative purposes only, the value of this benefit is $86,046. This illustrative price is not a forecast of the sum of the Combined Post-Demerger Value and the AMP Rights Offer Adjustment Value. The actual benefit may be higher or lower depending on the Combined Post-Demerger Value and the AMP Rights Offer Adjustment Value.
6. Long term incentive AMP Shares ("LTI Shares") are provided to eligible executives through the AMP Executive Share Ownership Plan subject to a vesting condition requiring the executives who hold LTI Shares to remain employed within the AMP Group for a three year period. The LTI Shares held by Mr Mohl and Mr Yates were issued on 23 September 2000 and have therefore satisfied the vesting condition. This means that the LTI Shares held by Mr Mohl and Mr Yates are eligible to be released from the plan.
7. These shares are held on trust for Mr Yates under AMP's All Employee Share Ownership Plan: 717 of those shares were acquired by Mr Yates using part of his pre tax salary and 134 of these shares were provided at no cost to Mr Yates. Subject to Inland Revenue approval, it is anticipated that the trustee will release 717 of those shares to Mr Yates shortly after the Demerger in accordance with the plan rules (see section 9.2.9).
8. Mr Mohl and Mr Yates will receive HHG Shares under the Demerger, and be entitled to participate in the AMP Rights Offer, in respect of the total number of AMP Shares held by each of them in the same manner as all other AMP Shareholders. Under the Demerger, Mr Mohl will receive 258,639 HHG Shares and Mr Yates will receive 150,537 HHG Shares. Neither of them hold any HHG Shares or any other marketable securities of HHG as at the date of this document.

(b) Executive Directors' interests in Options, performance rights and Reset Preferred Securities as at 30 September 2003

Executive Director	Options held at 30 September 2003		Options that will be held immediately after the Demerger[1]	Performance rights held 30 September 2003[3]	Reset Preferred Securities held at 30 September 2003
A M Mohl	No. of Options	Exercise price	No. of Options	92,278[4,5]	414[7]
	60,000	$16.13	60,000		
	40,000	$16.10	40,000		
	250,000	$16.41	250,000		
R P Yates	No. of Options	Exercise price	No. of Options[2]	105,060[6]	–
	200,000	$15.47	200,000		
	250,000	$16.41	250,000		
	100,000	$20.46	100,000		

Notes:

1. In accordance with the principles set out in section 9.2.4, the exercise price of each tranche of Options held by most executives (including Mr Mohl) will first be reduced to compensate for the effect of the AMP Rights Offer as permitted by the ASX Listing Rules and the resulting exercise price will then be further reduced so that the theoretical value of each tranche of Options will be preserved despite the reduction in the value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1 and section 9.2.4). However, Mr Yates has agreed that the only changes that will occur to Options held by him are that the exercise prices will be reduced by the AMP Rights Offer Adjustment Value (which cannot be determined until after the institutional bookbuild to determine the Bookbuild Price for the AMP Rights Offer) and then a further amount (being the amount calculated by dividing the Aggregate Cancellation Amount by the number of AMP Shares on issue as at the Record Date), as required by the ASX Listing Rules and the rules of the AMP Executive Option Plan.
2. In accordance with the principles set out in section 9.2.4, most executives who will be employed within the HHG Group after the Demerger will continue to hold some or all of their Options until the Options are exercised or lapse in accordance with the applicable terms and conditions. However, Mr Yates has agreed with AMP to forgo this treatment. Assuming the Demerger Date is 23 December 2003, 200,000 of the Options held by Mr Yates will lapse (unless exercised) on 22 January 2004 and the remainder will lapse (unless exercised) on 23 June 2004.
3. Each performance right gives its holder the right to require AMP to provide him or her with one AMP Share subject to the achievement of a performance hurdle at the end of a three year period.
4. In accordance with the principles set out in section 9.2.6, most executives who will remain employed within the AMP Group will be provided with further performance rights after the Demerger so that they will not be disadvantaged by the reduction in value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). In addition, applicable performance hurdles will be adjusted so that the holders of performance rights will not be disadvantaged by the Demerger. Assuming for the purposes of illustration only that the ratio based on the prices of AMP Shares and HHG Shares on and after the Ex-Entitlement Date as determined by the AMP Remuneration Committee is 7:3 and that the AMP Rights Offer Adjustment Value is approximately 1% of the value of the AMP Shares before the Rights Offer Ex-Entitlement Date, an estimated 40,879 additional performance rights would be issued to Mr Mohl to compensate him for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). The actual number may be higher or lower depending on the AMP Post-Demerger Value, the HHG Post-Demerger Value and the AMP Rights Offer Adjustment Value. One quarter of the performance rights held by Mr Mohl on 30 September 2003 are subject to a performance hurdle requiring AMP's compound annual growth in earnings per share over a three year period from December 2001 to exceed 7% (see section 10.13.3). As a result of the Demerger, this performance hurdle will be adjusted as set out in section 9.2.6.
5. These performance rights do not include performance rights that AMP intends to make available to Mr Mohl in 2003 (see section 10.11). Before the Record Date, AMP intends to make available to Mr Mohl 400,000 additional performance rights. If the Demerger proceeds, AMP intends to grant a further number of performance rights to Mr Mohl in 2004 as compensation for the reduction in value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1) and to provide an incentive for Mr Mohl to achieve a higher trading price for HHG Shares on and after the Ex-Entitlement Date. The number of further performance rights to be granted to Mr Mohl, in relation to these 400,000 performance rights, will be calculated by reference to market prices of HHG Shares (as determined by the AMP Remuneration Committee) on and after the Ex-Entitlement Date. The closing price of each AMP Share on 1 September 2003 was $6.96. Assuming for illustrative purposes only that this price is representative of the sum of the prices of AMP Shares and the prices of HHG Shares on and after the Ex-Entitlement Date and that the ratio of those prices is as set out in note 4 above, an illustrative price of HHG Shares would be $2.09 after the Ex-Entitlement Date and up to an estimated 211,507 additional performance

rights would be made available to Mr Mohl in relation to these 400,000 performance rights if the Demerger proceeds. This illustrative price is not a forecast of the price of HHG Shares on and after the Ex-Entitlement Date. In addition, assuming that the value of the entitlement under the AMP Rights Offer is as set out in note 4 above, an estimated further 11,084 performance rights would be made available to Mr Mohl in relation to the 400,000 performance rights if the AMP Rights Offer proceeds as compensation for the reduction in value of AMP Shares resulting from the AMP Rights Offer. The actual number of performance rights made available to Mr Mohl after the Demerger, in relation to these 400,000 performance rights, may be higher or lower depending on the prices at which HHG Shares trade on and after the Ex-Entitlement Date and the AMP Rights Offer Adjustment Value.

6. In accordance with the principles set out in section 9.2.6, most executives who will be employed within the HHG Group after the Demerger will continue to hold some or all of their performance rights until the performance rights are exercised or lapse in accordance with the applicable terms and conditions and they may receive further performance rights. However, Mr Yates has agreed with AMP to forgo this treatment. All performance rights held by Mr Yates will lapse on the Demerger Date.
7. Held in the name of Mohl Investments Pty Limited as trustee for the Mohl Family Trust.

10.13.3 Summary of the terms and conditions of Mr Mohl's performance rights

This section contains a summary of the relevant terms and conditions that apply to certain tranches of performance rights that are held by, or that AMP proposes to make available to, Mr Mohl. This summary is being provided to AMP Shareholders for their information only and to comply with the terms of the ASX waivers described in sections 10.1.1(h) and 10.1.1(i). AMP Shareholders are not being asked to vote on, or approve, the grant of these performance rights to Mr Mohl as part of the Proposal to Demerge.

A performance right is a right to be provided with an AMP Share, subject to the terms and conditions on which the performance right was granted (including AMP achieving any applicable performance hurdles). Performance rights are granted to participants at no cost to the participants under the AMP International Employee Share Ownership Plan ("LTI Plan"). Mr Mohl may exercise a performance right to acquire an AMP Share only if the performance hurdle applicable to that performance right has been achieved (or, in certain limited circumstances, waived). Further information about performance rights held, or to be made available to, Mr Mohl, is contained in section 10.13.2(b).

Mr Mohl has previously been granted a tranche of 92,278 performance rights as the long term incentive ("LTI") component of his remuneration in respect of his role in 2002 as Managing Director of AMP Financial Services ("AFS Tranche"). As set out in note 4 to section 10.13.2(b), if the Demerger proceeds AMP also intends to make available to Mr Mohl a further number of performance rights in 2004 in relation to the AFS Tranche ("Further AFS Tranche") as a consequence of reduction in value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1).

As set out in section 10.11, AMP intends to make available to Mr Mohl an additional 400,000 performance rights ("CEO Tranche"). As set out in note 5 to section 10.13.2(b), if the Demerger proceeds AMP also intends to make available to Mr Mohl a further number of performance rights in 2004 in relation to the CEO Tranche ("Further CEO Tranche") as a consequence of the reduction in value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1) and to provide an incentive for Mr Mohl to achieve a higher trading price for HHG Shares on and after the Ex-Entitlement Date.

The CEO Tranche will be made available to Mr Mohl instead of 400,000 performance rights that AMP previously proposed to grant as the long term incentive components of Mr Mohl's remuneration as the Managing Director and Chief Executive Officer of AMP from 7 October 2002 until 31 December 2003 ("Superseded LTI Grant"). Shareholder approval for the Superseded LTI Grant was sought in the Notice of Meeting for the 2003 Annual General Meeting of AMP, but AMP withdrew the proposed resolutions relating to the Superseded LTI Grant so that AMP could review remuneration arrangements in light of the Proposal to Demerge which was announced before the 2003 Annual General Meeting.

The terms and conditions applicable to the CEO Tranche and other performance rights referred to in this section 10.13.3 are different to those that would have been applicable to the Superseded LTI Grant. Under the new terms and conditions, the performance hurdle and performance period applicable to the performance rights will not be affected by Mr Mohl's employment ending (except where the performance rights lapse in particular circumstances – see section 10.13.3(e) below). Additionally, any AMP Shares to be provided to Mr Mohl on exercise of the performance rights must be acquired on-market on ASX. This last difference has enabled AMP to obtain a waiver from ASX Listing Rule 10.14 in relation to grant of the performance rights.

Because of the different terms and conditions and the ASX waivers from Listing Rule 10.14 set out in sections 10.1.1(h) and 10.1.1(i), AMP does not require shareholder approval to grant the performance rights to Mr Mohl.

(a) Performance periods

The performance hurdle for performance rights is measured over a three year performance period. The performance period for the AFS Tranche and Further AFS Tranche is 31 August 2002 to 30 August 2005. The performance period for the CEO Tranche and the Further CEO Tranche is 30 August 2003 to 29 August 2006.

(b) Exercise of performance rights

A performance right will be exercisable at the end of the performance period if the AMP Remuneration Committee has determined that any performance hurdle applicable to the performance right has been achieved. If the performance hurdles that apply to a tranche of performance rights are not achieved (or, in certain limited circumstances, waived) at the end of the applicable performance period, then those performance rights will generally lapse. (Other circumstances in which performance rights may become exercisable or lapse are summarised below.)

If the AMP Remuneration Committee determines that the performance hurdles have been achieved in respect of some or all of the performance rights in a tranche, Mr Mohl will generally have two years from the end of the relevant performance period to exercise those performance rights ("Exercise Period"). Mr Mohl will be required to pay an amount of $1.00 when he exercises all or part of a tranche of performance rights.

(c) Performance hurdles for the AFS Tranche and the Further AFS Tranche

For the AFS Tranche, there are three different performance hurdles which will also apply to the Further AFS Tranche. The following table summarises the operation of each of those performance hurdles and shows the percentage of the performance rights in each tranche to which that performance hurdle will apply.

% of tranche	Performance hurdle
	In this table, "Total Shareholder Return" or "TSR" broadly means the change in share price plus dividends paid over the applicable performance period, expressed as a percentage.
25%	If AMP's TSR when compared to the TSR of a comparison group made up of S&P/ASX 100 top 50 companies (industrials) as at the start of the applicable performance period: • is below the 50th percentile of the comparison group, then none of these performance rights will vest; • is at the 50th percentile of the comparison group, then only half of these performance rights will vest; • is between the 50th and 75th percentile of the comparison group, 50% plus 2% for each percentile (rounded to the nearest whole percentile) by which AMP's TSR ranking exceeds the 50th percentile will vest; and • is at or above the 75th percentile of the comparison group, then all of these performance rights will vest.
50%	If AMP's TSR when compared to the TSR of a selected group of international companies in life insurance and wealth management: • is below the 50th percentile of the comparison group, then none of these performance rights will vest; • is at the 50th percentile of the comparison group, then only half of these performance rights will vest; • is between the 50th and 75th percentile of the comparison group, 50% plus 2% for each percentile (rounded to the nearest whole percentile) by which AMP's TSR ranking exceeds the 50th percentile will vest; and • is at or above the 75th percentile of the comparison group, then all of these performance rights will vest.
25%	For the performance hurdle for this 25% of the performance rights, the "growth in earnings per share" will be assessed by reference to a comparison between: • earnings per share figures for the last financial year completed before the start of the relevant performance period; and • earnings per share figures for the last financial year completed before the end of the performance period. If the growth in AMP's earnings per share over the performance period averages: • *less than 7% a year* compounded annually, then **none** of these performance rights will vest; • *7% a year* compounded annually, then **only** half of these performance rights will vest; • *between 7% and 12% a year* compounded annually, then 50% plus 1% for each 0.1% (rounded to the nearest 0.1%) of performance rights will vest;

	and • *12% or more a year* compounded annually, then all of these performance rights will vest. If the Demerger proceeds, the performance hurdle for this 25% of the performance rights in the AFS Tranche and Further AFS Tranche will be adjusted as set out in section 9.2.6.

(d) Performance hurdles for the CEO Tranche and the Further CEO Tranche

For the CEO Tranche and the Further CEO Tranche, there will be one performance hurdle which is summarised in the table below.

% of tranche	**Performance hurdle**
	In this table, "Total Shareholder Return" or "TSR" broadly means the change in share price plus dividends paid over the applicable performance period, expressed as a percentage.
100%	If AMP's TSR when compared to the TSR of a comparison group made up of S&P/ASX 100 top 50 companies (industrials) as at the start of the applicable performance period: • is below the 50th percentile of the comparison group, then none of these performance rights will vest; • is at the 50th percentile of the comparison group, then only half of these performance rights will vest; • is between the 50th and 75th percentile of the comparison group, 50% plus 2% for each percentile (rounded to the nearest whole percentile) by which AMP's TSR ranking exceeds the 50th percentile will vest; and • is at or above the 75th percentile of the comparison group, then all of these performance rights will vest.

(e) Effect of Mr Mohl's employment within the AMP Group ending

If Mr Mohl is no longer employed within the AMP Group while holding performance rights, the treatment of those performance rights will principally depend on the reason why his employment ended and whether applicable performance hurdles have been achieved. Subject to all applicable laws, the treatment of performance rights held by Mr Mohl if his employment within the AMP Group ends is summarised in the table below.

Reason for Mr Mohl's employment within AMP Group ending	Effect on performance rights that have met the performance hurdle	Effect on performance rights that have not met the performance hurdle
If Mr Mohl ceases to be an employee of an entity within the AMP Group **other than** in circumstances described below.	Performance rights in the AFS Tranche will remain exercisable until 30 days after the day on which Mr Mohl ceases to be an employee within the AMP Group. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable at any time until the end of the Exercise Period.	Lapse immediately.
Termination by agreement	Performance rights in the AFS Tranche will remain exercisable at any time until 30 days after the date of termination (subject to the AMP Remuneration Committee's discretion on a case by case basis). Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable at any time until the end of the Exercise Period.	Performance rights in the AFS Tranche will lapse immediately unless termination occurs within 30 days before the end of the applicable performance period in which case they lapse 30 days from the date the AMP Remuneration Committee has determined whether or not the performance hurdle has been achieved or otherwise that the performance rights are exercisable, subject to the AMP Remuneration Committee's discretion on a case by case basis. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed within the AMP Group.
Notice of resignation	Remain exercisable at any time until 30 days after the date on which Mr Mohl ceases to be an employee within the AMP Group.	Performance rights in the AFS Tranche will lapse immediately unless termination occurs within 30 days before the end of the applicable performance period in which case they lapse 30 days from the date the AMP Remuneration Committee has determined whether or not the performance hurdle has been achieved or otherwise that those performance rights are exercisable, subject to the AMP Remuneration Committee's discretion on a case by case basis. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will lapse immediately.

Notice of termination by AMP	Performance rights in the AFS Tranche will remain exercisable at any time until the end of the Exercise Period and performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable at any time until 30 days after the day on which Mr Mohl ceases to be an employee within the AMP Group.	Performance rights in the AFS Tranche will be subject to the AMP Remuneration Committee's discretion on a case by case basis. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed within the AMP Group.
Retrenchment / redundancy / retirement	Remain exercisable at any time until the end of the Exercise Period.	Performance rights in the AFS Tranche will be subject to the AMP Remuneration Committee's discretion on a case by case basis. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed with the AMP Group.
Material change in status or authority	Remain exercisable at any time until 30 days after the date on which Mr Mohl ceases to be an employee within the AMP Group.	Performance rights in the AFS Tranche will be treated in the same manner as notice of resignation (as described above). Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed within the AMP Group.
Total and permanent disablement	Performance rights in the AFS Tranche will remain exercisable at any time until the end of the Exercise Period and performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable at any time until 30 days after the day on which Mr Mohl ceases to be an employee within the AMP Group.	Performance rights in the AFS Tranche will be exercisable at any time until 12 months after the date on which Mr Mohl ceases to be an employee within the AMP Group. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed within the AMP Group.
Death	Performance rights in the AFS Tranche will remain exercisable at any time until the end of the Exercise Period by estate or personal representative and performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable until 30 days after death by estate or personal representative, subject to the AMP Remuneration Committee's	Performance rights in the AFS Tranche will be exercisable at any time until 12 months after the date on which Mr Mohl ceases to be an employee within the AMP Group. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be

	discretion on a case by case basis.	employed within the AMP Group.
Termination for serious misconduct or a similar event	Lapse immediately.	Lapse immediately.

(f) Takeover or other change in control of AMP

Regardless of whether the performance hurdles are met, Mr Mohl may exercise some or all of his performance rights (that have not lapsed) if a takeover bid for AMP Shares or a scheme of arrangement (or an acquisition of AMP Shares approved at a general meeting) results in:

- a change in legal or beneficial interests in greater than 50% of AMP Shares; or
- any person having 'voting power' (as defined in the Corporations Act) in AMP of greater than 50%.

Subject to the Listing Rules, if AMP ceases to be listed on ASX, Mr Mohl will immediately be entitled to exercise all or any of his performance rights.

(g) Reconstructions and bonus issues

The number of AMP Shares that Mr Mohl will be entitled to if he exercises his performance rights will be adjusted to reflect any bonus issues or capital reconstructions (eg share splits or consolidations) that AMP undertakes between the grant of a performance right and the exercise of the performance right. The adjustment will be in accordance with ASX requirements.

(h) Ranking of AMP Shares

Any AMP Shares provided to Mr Mohl on the exercise of any performance rights in the AFS Tranche, Further AFS Tranche, CEO Tranche or Further CEO Tranche will be acquired on ASX and registered in Mr Mohl's name and will therefore rank equally in all respects with all other AMP Shares.

(i) Restrictions on transfer and dealing

Performance rights are non-transferable and generally may not be dealt with in any way during the performance period.

(j) Amendment, termination or suspension of the LTI Plan

Subject to the Listing Rules, the rules of the LTI Plan and the terms and conditions of performance rights may be amended or supplemented at any time. AMP may also terminate or suspend the operation of the LTI Plan at any time. In the event of a termination or suspension of the LTI Plan, the rules of the LTI Plan will continue to operate in respect of any performance rights granted under the LTI Plan prior to that termination or suspension. In passing a resolution to terminate or suspend the operation of the LTI Plan or to supplement or amend the rules of the LTI Plan, the AMP Board must consider and endeavour to ensure that the existing rights of participants are not adversely affected.

(k) Legal and beneficial interest of participants in AMP Shares

Until performance rights are exercised, holders of performance rights have no legal or beneficial interest in any AMP Shares.

10.14 Agreements or arrangements with the Directors of AMP

Other than as set out in sections 10.10, 10.11, 10.13, 10.15, 10.16 and 10.29, there are no agreements or arrangements made between a Director and any other person in connection with, or conditional on, the outcome of the Scheme.

10.15 Payments or other benefits to Directors, secretaries or executive officers of AMP

It is intended that the following payments or benefits will be made to persons who are currently Directors, secretaries or executive officers of AMP, or corporations related to AMP, as compensation for loss of office or as consideration for, or in connection with, retirement from office as a result of the Demerger:

Amount of payment or benefit	Number of persons
$560,000 – $570,000	1
$740,000 – $750,000	1
$1,730,000 – $1,740,000	1

In addition, refer to the payment to be made to Mr Yates described in note 5 to section 10.13.2(a) and section 10.29, to the extent that those payments can be considered payments to him as compensation for loss of office or as consideration for, or in connection with, retirement from office as a result of the Demerger.

Some payments are determinable by reference to the price of AMP Shares after the date of this document. The information above has been prepared using the closing price of AMP Shares on 1 September 2003 which was $6.96. This ultimate price is not a forecast of pre-Demerger value of an AMP Share.

10.16 Restructure and Employee Retention Arrangements

The Restructure and Employee Retention Arrangements cover key employees who are either critical to the Proposal to Demerge, or are considered critical to business-as-usual activities for those parts of AMP's businesses which are significantly impacted by the Demerger, covering the period from the Demerger announcement on 1 May 2003 and ending on the last payment date under the arrangements, which is expected to be June 2004. Under the arrangements, these employees will receive payments conditional on compliance with AMP's requirements relating to matters including achievement of performance targets and confidentiality.

A sub-committee of the AMP Remuneration Committee has the discretion to determine the details of the payments and when these payments will be made. If that discretion is not exercised and the Proposal to Demerge is approved, it is intended that these payments will be spread over a six month period commencing on completion of the Demerger. Employees who resign will forfeit any unpaid amounts.

The maximum cost of the arrangements will be approximately $38.4 million (before tax) and they apply to 161 employees (refer also to sections 4.6.3 and 6.7.6).

10.17 Directors' intentions in relation to the business, assets and employees of the AMP Group

Other than as set out in this document the Directors intend that after the Demerger:

- the businesses within the AMP Group will be conducted as set out in sections 4 and 5 and that the businesses within the HHG Group will be conducted as set out in sections 6 and 7; and

- the employment of the present employees of the AMP Group will continue, except those employees of the AMP Group who have or will cease employment with the AMP Group and commence employment with the HHG Group or cease employment with AMP through redundancy or sale of business.

However, following the Demerger Date, the business of the HHG Group will be the responsibility of its new board and beyond the control of the AMP Board.

10.18 Independent Expert

N M Rothschild & Sons (Australia) Limited has prepared the Independent Expert's report set out in section 12, advising as to whether, in its opinion, the Demerger is in the best interests of AMP Shareholders as a whole and as to whether the Demerger will materially prejudice AMP's creditors. N M Rothschild & Sons (Australia) Limited will be paid a total fee of $2.0 million plus out-of-pocket expenses for the preparation of its report.

10.19 Supplementary disclosure

AMP will issue a supplementary document to this document if, between the date of lodgement of this document for registration by ASIC and the date on which HHG is admitted to the ASX Official List, AMP becomes aware:

- that any statement in this document is or becomes materially misleading (including by way of omission);
- of a significant change affecting a matter included in this document; or
- that a significant new matter has arisen and it would have been required to be included in this document if it had arisen before the date of lodgement of this document for registration by ASIC.

Any material changes to this document following despatch to AMP Shareholders will be notified by way of prominent newspaper advertisements in major metropolitan newspapers and announcements to ASX and on the AMP website. In certain circumstances material changes to this document may be posted to AMP Shareholders.

10.20 Other material information

Except as set out in this document, there is no other information within the knowledge of any Director material to the making of a decision in relation to the Scheme which has not previously been disclosed to AMP Shareholders.

Each AMP Director intends to cast all the votes they hold or control in favour of the Demerger Resolution, the Capital Adjustment Resolution and the RPS Preference Share Cancellation Resolution.

10.21 Other relevant regulation

10.21.1 Financial Services Reform Act 2001 (Cth)

The Financial Services Reform Act 2001 (Cth) ("FSRA") inserted a new chapter seven into the Corporations Act with effect from 11 March 2002. Under the FSRA, anyone who carries on a business of dealing in a "financial product" or otherwise provides a "financial service" must obtain an Australian financial services licence, be an authorised representative of a licensee or be exempted from these requirements. All planners in respect of AMP's dealer groups will be authorised representatives of those dealer groups, which each hold an Australian financial

services licence. The terms and conditions for authorisation remain substantially the same as the current authorisations.

The term "financial product" includes most insurance contracts, interests in superannuation funds and most life policies and also covers most interests in managed investment schemes.

Under the associated transitional provisions, financial services providers as at 11 March 2002 have up to two years to obtain an Australian financial services licence in relation to their existing activities as at that date. New activities which are commenced on or after 11 March 2002 require a financial services licence. AFS has been granted licences by ASIC to cover all relevant operations of its business in Australia (effective from 1 January 2004).

Licensed financial service providers have obligations to all clients and special obligations to "retail" clients.

10.21.2 Restrictions on foreign ownership

The Foreign Acquisitions and Takeovers Act 1975 (Cth) ("FATA") may affect the rights of persons resident in foreign jurisdictions to hold or vote AMP Shares. Acquisitions of shares in Australian companies by foreign persons are subject to review and approval by the Treasurer of the Commonwealth of Australia under the FATA. Approval is required for an acquisition by a foreign person or associated foreign persons which would result in a holding of 15% of the issued shares of, or control of 15% or more of the voting power in, an Australian company. The FATA also applies to any acquisition by non-associated foreign persons which would result in a holding by those persons of 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

10.21.3 Financial Sector (Shareholdings) Act 1998 (Cth)

The Financial Sector (Shareholdings) Act 1998 (Cth) generally restricts ownership and acquisitions in a financial sector company (such as a general or life insurance company and any 100% holding company of a general life insurer) by a person and its associates, to 15% of shares or voting power unless prior approval of the Treasurer of the Commonwealth of Australia is obtained. The Treasurer may give approval to hold a stake of more than 15%, or an increased stake where approval to hold more than 15% is already held, if the Treasurer is satisfied that it is in the national interest to do so.

10.22 Half yearly accounts and documents available for inspection

AMP will give a copy of the following documents, free of charge, on request before the Scheme is approved by order of the Court (expected to occur on 15 December 2003):

- AMP's financial report for the half year ending 30 June 2003;
- the auditor's review report on AMP's financial report for the half year ending 30 June 2003; and
- AMP's directors' report for the half year ending 30 June 2003.

Copies of these documents can be obtained by calling the Information Line (for details see page 1).

A copy of:

- the HHG Articles; and

- the Deed Poll;

will be available for inspection without charge between 9.00am and 5.00pm at AMP's registered office (Level 24, 33 Alfred Street, Sydney, NSW, Australia) from the date of this document until the Demerger Date.

Part B – additional information on HHG

10.23 General corporate information on HHG

10.23.1 Incorporation of HHG

HHG was incorporated and registered in England and Wales under the Companies Act (UK) as a public limited company under the name Frontdeal Public Limited Company on 10 November 1986 with registered number 02072534. Pursuant to a special resolution, Frontdeal Public Limited Company changed its name to AMP (UK) Public Limited Company on 27 May 1987. Pursuant to a special resolution, the name AMP (UK) Public Limited Company was changed to HHG PLC on 10 October 2003. HHG is the holding company of the HHG Group. The principal legislation under which HHG operates is the Companies Act (UK) and the regulations under the Companies Act (UK).

The head and registered office of HHG is at 4 Broadgate, London EC2M 2DA.

10.23.2 General information on United Kingdom companies

If the Demerger proceeds, AMP Shareholders (except Ineligible Overseas Shareholders and CDI holders) will become shareholders of HHG, which is a company incorporated in England and Wales, and will have the rights and privileges of shareholders set out in the Companies Act (UK) and HHG's memorandum and articles of association. HHG is proposed to be listed on the LSE (see section 1.1.2).

Some aspects of the UK Listing Rules, Companies Act (UK) and Takeover Code (UK) requirements are summarised below.

(a) The Companies Act (UK)

The Companies Act (UK) imposes a variety of general obligations on a company:

- changes to the directors, secretary or registered office of the company must be notified to the Registrar of Companies within 14 days of the change;
- copies of all special, extraordinary or elective resolutions must be filed with the Registrar of Companies within 15 days of being passed;
- most charges granted by the company must be notified to the Registrar of Companies within 21 days from the date of creation of the charge. The prescribed particulars and the original instrument creating the charge must be filed;
- a company must keep statutory books, which comprise:
  - a register of members;
  - a register of directors;
  - a register of secretaries;
  - a register of directors' interests;
  - a register of charges;

- minutes of all board, committee and company meetings together with any written resolutions; and

- in addition, the directors themselves are under a statutory duty to notify the company of any interests they have in shares or debentures of the company.

(b) UK Listing Rules

- A listed company must notify a Regulatory Information Service ("RIS") without delay of any major new developments in its sphere of activity and of any changes in its financial condition, business performance or its expectations about peformance which are not public knowledge and which may be price sensitive information.

- Save for certain very limited exceptions, price sensitive information may not be disclosed to anyone before notification to an RIS.

- A listed company must notify an RIS of events relating to its share capital, including the following:

  - alterations to capital structure;

  - any changes in rights attaching to any class of listed security;

  - basis of allotment of securities offered to the public for cash and of open offers to the company's shareholders;

  - the effect of any issue of further securities on the exercise of rights under options, warrants and convertible securities; and

  - results of any new issue of listed securities or a public offer of existing securities.

- A listed company must notify to an RIS certain major interests in the equity share capital of the company (namely, those of 3% or more).

- A listed company must ensure equality of treatment for all shareholders of listed securities in the same position.

- A listed company may not issue further equity securities for cash without shareholder approval and without first offering them to the existing equity shareholders and other entitled holders of equity securities in the company. This requirement may be disapplied by a special resolution of the listed company.

- A listed company need not comply with the above provision with respect to securities representing fractional entitlements, or securities which the directors of the company consider necessary or expedient to exclude from the offer either because of legal problems under the laws of any territory, or the requirements of a regulatory body.

- A listed company is obliged to provide shareholders with all necessary facilities and information to enable them to exercise their rights in relation to, for example, shareholders' meetings, voting, the allocation and payment of dividends and interest, and the issue of new securities of the company.

- A listed company does not normally require the prior approval of the UK Listing Authority to adopt or publish:

  - the memoranda and articles of association;

  - trust deeds;

  - employees' share schemes, long term incentive schemes and discounted option arrangements;

  - temporary and definitive documents of title;

  - proxy forms; and

  - circulars to shareholders relating to the items listed above.

- The prior consent of UK Listing Authority is required to be obtained where the company seeks to publish listing particulars or prospectuses as well as certain circulars to shareholders.

- There are specific requirements for the content of circulars sent to shareholders and for the listing particulars and prospectuses issued by a listed company.

- A listed company must notify an RIS when changes are made to the board.

- The company must notify an RIS of any interest the directors and certain persons connected with them may have in securities that are or are intended to be listed which have been disclosed to the company in accordance with the disclosure requirements on directors under the Companies Act (UK). There are certain restrictions on the freedom of directors to deal in the listed company's securities.

- The preparation of the accounts of a listed company must be carried out in accordance with a number of requirements, which include the need for independent auditors and compliance with UKGAAP, USGAAP or IAS. In addition, certain specific financial information must be included in the annual report and accounts, unless UK Listing Authority agrees otherwise.

- A listed company must prepare a half yearly report containing various financial and other significant information.

- In certain transactions by a listed company (such as acquisitions and disposals), depending on the size and nature of the transaction, it may be necessary to issue an explanatory circular to shareholders and, in the case of larger transactions, also to obtain their consent in general meeting.

- A listed company and its subsidiaries are subject to certain exceptions, prohibited from entering into transactions (other than of a revenue nature) with directors of, and substantial shareholders in, the company (and their associates) without first informing the shareholders by way of a circular and obtaining their prior approval.

- A listed company is under a number of obligations if it wishes to purchase its own listed securities. If the company seeks to purchase more than 15% of the equity share capital, it must, pursuant to a general authority granted by shareholders, make either a tender or partial offer to all shareholders.

(c) Takeover protections – the Takeover Code (UK)

After the Demerger, acquisitions of HHG Shares will be regulated by, among other regulations, the Takeover Code (UK).

The Takeover Code (UK) regulates takeover and merger transactions, however effected, pursuant to which control of public companies (and, in some cases, private companies) resident in the United Kingdom, the Channel Islands or the Isle of Man is to be obtained or consolidated. Control means a holding or aggregate holding of shares carrying 30% or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control. Voting rights normally mean all the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting.

The Takeover Code (UK) is published and administered by the Panel on Takeovers and Mergers ("Panel"), a non-statutory regulatory body. Although the Takeover Code (UK) has not and does not seek to have the force of law, in its introduction it states that it has been acknowledged by government and other regulatory authorities, and that those who seek to take advantage of the facilities of the securities markets in the United Kingdom should conduct themselves in matters relating to takeovers in accordance with Takeover Code (UK).

The general principles on which the Takeover Code (UK) is based include the following:

- all shareholders of the same class of an offeree company must be treated similarly by an offeror;
- during the course of an offer, or when an offer is in contemplation, neither an offeror nor the offeree, nor any of their respective advisers may furnish information to some shareholders which is not made available to all shareholders;
- an offeror should only announce an offer after the most careful and responsible consideration;
- shareholders must be given sufficient information and advice to enable them to reach a properly informed decision and must have sufficient time to do so. No relevant information should be withheld from them;
- any document or advertisement addressed to shareholders containing information or advice from an offeror or the board of the offeree company or their respective advisers must be prepared with the highest standards of care and accuracy;
- all parties to an offer must use every endeavour to prevent the creation of a false market in the securities of an offeror or the offeree company, and must take care that statements are not made which may mislead shareholders or the market;
- at no time after a bona fide offer has been communicated to the board of the offeree company or after the board of the offeree company has reason to believe that a bona fide offer might be imminent may any action be taken by the board of the offeree company in relation to the affairs of the company, without the approval of the shareholders in general meeting, which could effectively result in a bona fide offer being frustrated or in the shareholders being denied an opportunity to decide on its merits;

- rights of control must be exercised in good faith and the oppression of a minority is wholly unacceptable;
- the directors of an offeror and the offeree must always, in advising their shareholders, act only in their capacity as directors and not have regard to their personal or family shareholdings or to their personal relationships with the company. It is the shareholders' interests taken as a whole, together with those of employees and creditors which should be considered when directors are giving advice to shareholders; and
- where control of a company is acquired by a person or persons acting in concert, a general offer to all other shareholders is normally required.

Rule 9 of the City Code states that, except with the consent of the Panel, when:

- any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert) carry 30% or more of the voting rights of a company; or
- any person who, together with persons acting in concert, holds not less than 30% but not more than 50% of the voting rights and such person or any person acting in concert with them acquires any additional shares which increase his percentage of the voting rights,

such person must extend offers to the holders of any class of equity share capital whether voting or non-voting and also to the holders of any class of voting non-equity share capital in which such person or persons acting in concert hold shares.

The Panel also issues the Rules Governing Substantial Acquisitions of Shares which restrict the speed with which a person may increase their holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of a company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

10.24 Share capital of HHG

The authorised and issued share capital of HHG as at 1 October 2003, is as follows:

Authorised			Issued	
Number	**Amount**	**Class of shares**	**Number**	**Amount**
1,000,000,000	£1,000,000,000	undesignated shares of value £1 each		
–	–	ordinary shares of £1 each	787,070,000	£787,070,000
–	–	'A' preference shares of value £1 each	16,770,000	£16,770,000

As part of the internal restructuring of the HHG Group to be implemented prior to the Demerger Date, it is currently proposed that AMPFSH, the current shareholder of HHG, will subscribe approximately £1,348 million for the issue of new preferred ordinary shares in HHG. The precise final subscription amount is dependant on fluctuations in the A$/£ exchange rate and interest rates.

As part of the HHG Capital Reduction, HHG will apply to the English court for an order confirming the reduction of HHG's share capital by way of a cancellation of:

(a) all of the £1 'A' preference shares in the capital of HHG (all of which are held by London Life Limited), HHG's repayment obligations being satisfied by the creation of debt carrying equivalent rights to the 'A' preference shares; and

(b) all of the preferred ordinary shares in the capital of HHG.

Part of the share capital reduced under (b) above will be repaid to AMPFSH, but this is conditional on such capital being restored by the issue of new HHG Shares to AMP Shareholders (as will happen if the Scheme is approved). Further capital restructuring steps will be implemented such that, following the Demerger, AMPFSH will be interested in approximately 15% of HHG's share capital.

HHG also intend that part of the capital reduced under (b) above will be applied, to the extent and for so long as not otherwise required to cover the interests of relevant creditors, to remove the deficit in HHG's retained profit and loss account and to create positive distributable reserves.

If for any reason the Scheme is not approved then, subject to FSA approval (if required) and compliance with applicable laws, HHG will at the request of AMP take steps which would have the effect of reversing some or all of the internal restructuring steps outlined above.

Pursuant to the Scheme, a number of HHG Shares equal to the number of AMP Shares held by the AMP Shareholders prior to the Capital Adjustment will be issued to AMP Shareholders.

The HHG Ordinary Shares will be issued credited as fully paid up and free from all liens, charges, encumbrances and other third party rights and will rank in full for all dividends and other distributions declared, paid or made by HHG after the Demerger Date. It is intended that the HHG Ordinary Shares so issued will have a nominal value of 10 pence each.

The HHG Ordinary Shares will be in registered form. The Articles permit the holding of HHG Ordinary Shares through CREST. If the LSE listing of HHG proceeds, the HHG Directors will apply for the HHG Ordinary Shares to be admitted to CREST with effect from the Demerger Date.

Share certificates are expected to be dispatched by the HHG Registry by 31 December 2003. Temporary documents of title will not be issued, and all transfers between the date on which dealings in HHG Ordinary Shares begin and the date on which share certificates in respect of HHG Ordinary Shares are dispatched will be certified against the HHG Register. Such certificates will be posted at shareholders' own risk.

10.25 Summary of the memorandum and articles of association of HHG

The memorandum of association of HHG provides that the principal object of HHG is to carry on the business of a holding company of any company and, in particular, of insurance and financial services companies. The objects of HHG are set out in full in clause 4 of its memorandum of association.

The Articles, which have been adopted by HHG but which will not come into effect until the Scheme becomes Effective, exclude Table A of the Companies Act (UK) and contain provisions to the following effect:

10.25.1 Rights attaching to HHG Ordinary Shares.

(a) Dividends

Subject to the provisions of the Companies Act (UK), HHG may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the HHG Board.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

The HHG Board may determine the currency in which dividends shall be declared, the currency or currencies in which any dividend so declared shall be paid, and how and when any currency exchange calculations shall be carried out and how any associated costs shall be met.

Subject to the provisions of the Companies Act (UK), the HHG Board may pay interim dividends if it appears to the HHG Board that they are justified by the profits of HHG available for distribution. If the share capital is divided into different classes, the HHG Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.

No dividend or other moneys payable in respect of a share shall bear interest against HHG unless otherwise provided by the rights attached to the share. There are no fixed dates on which entitlement to dividends arises.

A general meeting declaring a dividend may, on the recommendation of the HHG Board, by ordinary resolution direct that payment of any dividend be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The HHG Board may, if authorised by an ordinary resolution of HHG, offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the HHG Board) of all or any dividend specified by that resolution. If HHG holds treasury shares, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than HHG.

(b) Proceedings at general meetings

All special and extraordinary resolutions put to the vote of a general meeting shall be decided by way of poll. All other resolutions put to the vote shall be decided upon a show of hands unless a poll is validly demanded.

Subject to any rights and restrictions attached to any shares, members and their duly appointed proxies shall have the right to attend and speak at general meetings and to vote, and to demand or join in demanding a poll. The Depositary Nominee may appoint HHG CDI holders or a third party nominated by an HHG CDI holder as its proxy

or proxies so as to enable the person so appointed to attend, speak and vote at general meetings and to demand or join in demanding a poll.

On a vote by show of hands every member who is present in person and every duly appointed proxy shall have one vote. On a poll every member present in person or by proxy shall have one vote for every share of which the member is the holder, except in the case of the Depositary Nominee who shall have (or whose proxies shall have) one vote for every HHG CDI in respect of which a valid voting instruction is received. Any corporation which is a member of HHG may appoint a representative to exercise its powers as a member.

No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares unless all moneys presently payable by him or in respect of his shares have been paid.

(c) Distribution of assets on liquidation

If HHG is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 divide among the members all or any part of HHG's assets and may value any assets and determine how the division shall be carried out, vest all or any part of the assets in trustees for the benefit of the members and determine the scope and terms of those trusts. No member shall be compelled to accept any asset on which there is a liability.

10.25.2 Transfer of shares

The instrument of transfer of a certificated share (as defined in the Articles) may be in any usual form or in any other form which the HHG Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The HHG Board may refuse to register the transfer of a certificated share unless the instrument of transfer:

- is lodged, duly stamped (if stampable), at the office or at another place appointed by the HHG Board accompanied by the certificate for the share to which it relates and such other evidence as the HHG Board may reasonably require to show the right of the transferor to make the transfer;
- is in respect of only one class of shares; and
- is in favour of not more than four transferees.

10.25.3 Changes in share capital

Subject to the provisions of the Companies Act (UK) and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as HHG may by ordinary resolution determine or, subject to and in default of such determination, as the HHG Board shall determine. Subject to the provisions of the Companies Act (UK), and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of HHG or the holder on such terms and in such manner as may be provided by the Articles.

Subject to the Articles and to the provisions of the Companies Act (UK), all unissued shares of HHG are at the disposal of the HHG Board.

HHG may by ordinary resolution increase, consolidate or, subject to the provisions of the Companies Act (UK), sub-divide its share capital. HHG may, by ordinary resolution, also cancel shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the provisions of the Companies Act (UK), HHG may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way. Subject to and in accordance with the provisions of the Companies Act (UK) and without prejudice to any relevant special rights attached to any class of shares, HHG may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par), and may hold such shares as treasury shares.

10.25.4 Variation of rights

Subject to the provisions of the Companies Act (UK), the rights attached to any class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

10.25.5 Lien and forfeiture

HHG shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to HHG (whether presently or not) in respect of that share. Subject to the terms of allotment, the HHG Board may from time to time make calls on the members in respect of any moneys unpaid on their shares. If a payment is not made when due, the HHG Board may give not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by HHG by reason of such non-payment. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the HHG Board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture.

10.25.6 HHG Directors' interests

Except as otherwise provided by the Articles, an HHG Director shall not vote on any resolution of the HHG Board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, HHG) which (together with any interest of any person connected with him) is to his knowledge material. This does not apply if his interest arises only because the resolution concerns one or more of the following matters:

- the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, HHG or any of its subsidiary undertakings;

- the giving of a guarantee, security or indemnity in respect of a debt or obligation of HHG or any of its subsidiary undertakings for which the HHG Director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

- a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of HHG or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

- a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Companies Act (UK)) representing 1% or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of the Article to be a material interest in all circumstances);

- a contract, arrangement, transaction or proposal for the benefit of employees of HHG or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

- a contract, arrangement, transaction or proposal concerning any insurance which HHG is empowered to purchase or maintain for, or for the benefit of, any HHG Directors or for persons who include HHG Directors.

HHG may by ordinary resolution suspend or relax any provision of the Articles prohibiting an HHG Director from voting at a meeting of HHG Directors or of a committee of HHG Directors to any extent, either generally or in respect of any particular matter.

Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more HHG Directors to offices or employments with HHG or any body corporate in which HHG is interested, the proposals may be divided and considered in relation to each HHG Director separately. In such cases each of the HHG Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

10.25.7 Remuneration of HHG Directors

The ordinary remuneration of the HHG Directors who do not hold executive office for their services (excluding amounts payable under any other provision of the Articles) shall not exceed in aggregate £700,000 per annum or such higher amount as HHG may from time to time by ordinary resolution determine. Subject thereto, each such HHG Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the HHG Board. The emoluments of any HHG Director holding executive office for his services as such shall be determined by the HHG Board, and may be of any description.

Any HHG Director who does not hold executive office and who performs special services which in the opinion of the HHG Board are outside the scope of the ordinary duties of an HHG Director, may be paid such extra remuneration as the HHG Board may determine.

The HHG Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present HHG Director or employee of HHG or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

The HHG Directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the HHG Board or committees of the HHG Board, general meetings or separate meetings of the holders of any class of shares or of debentures of HHG or otherwise in connection with the discharge of their duties.

An HHG Director shall not be required to hold any shares in the capital of HHG by way of qualification.

10.25.8 Appointment of HHG Directors

Unless otherwise determined by ordinary resolution, the number of HHG Directors (other than alternate HHG Directors) shall be not less than 3 nor more than 15 in number. HHG Directors may be appointed by HHG by ordinary resolution or by the HHG Board. An HHG Director appointed by the HHG Board shall hold office only until the next following annual general meeting and if not re-appointed at such annual general meeting, shall vacate office at its conclusion.

10.25.9 Retirement of HHG Directors by rotation

At the first annual general meeting after the date of admission of HHG to the ASX Official List, all the HHG Directors shall retire from office. At every subsequent annual general meeting one-third of the HHG Directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office. However, if any HHG Director has at the start of the annual general meeting been in office for three years or more since his last appointment or re-appointment, he shall retire at that annual general meeting.

There is no age limit for HHG Directors, but if the HHG Board convenes a general meeting at which an HHG Director proposed for election or re-election will be 70 or more, the HHG Board must state this in the notice of meeting or in any document sent with the notice.

10.25.10 Borrowing powers

The Articles do not contain any limit on HHG's power to borrow.

10.25.11 Indemnity

Subject to the provisions of the Companies Act (UK) but without prejudice to any indemnity to which an HHG Director may otherwise be entitled, every HHG Director or other officer of HHG shall be indemnified out of the assets of HHG against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of HHG.

10.25.12 Members resident outside the United Kingdom

No member shall be entitled to have notices or other documents served on or delivered to him by means of electronic communication if the HHG Board deems it necessary or expedient to serve notice on him or deliver documents to him by some other means authorised by the Articles.

Without prejudice to the generality of the foregoing, a member whose registered address is not within the United Kingdom and who sends to HHG an address to which notices or other documents may be sent to him shall be entitled to have notices or other documents sent to him at that address or the address specified for that member in the register provided, in certain cases, that HHG so agrees.

10.26 Disclosure of interests

The Companies Act (UK) requires that if a person becomes directly or indirectly interested in 3% or more of any class of issued shares, which, for HHG's purposes, includes shares held in the form of CDIs, that carry the right to vote at HHG general meetings, such person must notify

HHG of this interest within two business days. After the 3% threshold is exceeded, such person must notify HHG in respect of increases or decreases of 1% or more.

For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

- in which a spouse or child or stepchild under the age of 18 is interested;

- in which a corporate body is interested and either (i) that corporate body or its directors generally act in accordance with that person's directions or instructions or (ii) that person controls one-third or more of the voting power of that corporate body; or

- in which another party is interested and the person and that other party are parties to a "concert party" agreement under section 204 of the Companies Act (UK). A concert party agreement is one that provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests in shares of a particular company acquired pursuant to a concert party agreement and any interest in HHG's shares is in fact acquired by any of the parties pursuant to the agreement. Interests defined in the Companies Act (UK), such as those held by investment fund managers, may be disregarded for the purposes of calculating the 3% threshold, but the disclosure obligation will still apply where these interests exceed 10% or more of any class of the company's relevant share capital and to increases or decreases of 1% or more thereafter.

In addition, section 212 of the Companies Act (UK) provides that a public company may, by written notice, require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company's relevant share capital to confirm that fact or to indicate whether or not that is the case and, where a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company's relevant share capital holds or, during the relevant time, had held an interest in shares consisting of the company's relevant share capital, to give any further information as may be required relating to this interest in shares consisting of the company's relevant share capital at any time during the three years immediately preceding the date on which the notice is issued and any other interest in the shares of which he or she is aware.

Where notice is served by a company under the foregoing provisions on a person that is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English courts for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, any exercise of voting rights and any other rights in respect of these shares including, other than in liquidation, payments in respect of these shares.

A person who fails to fulfill the obligations imposed by section 198 and section 212 of the Companies Act (UK) described above is subject to criminal penalties.

10.27 HHG Directors

In addition to their directorships of HHG and members of the HHG Group, the HHG Directors hold or have held within the past five years the following directorships, and are or were within the last five years members of the following partnerships:

Director	Current directorships and partnerships	Previous directorships and partnerships
Sir Malcolm Bates	Premier Farnell plc (Chairman)	AMP Limited Accrediting Bureau for Fund Raising Organisations Ltd Arts & Business Limited BICC plc Wavetek Wandel & Goltermann Inc (USA) Grass Valley Group Inc (USA) London Playing Fields Society London Transport (Chairman) LRT Supplementary Scheme for Senior Staff (1989) (LRTSS 89) LRT Supplementary Scheme for Senior Staff (LRTSS) The New Theatre Royal (Portsmouth) Limited The New Theatre Royal Trustees (Portsmouth) Limited The University of Westminster Limited Virgin Direct Limited Virgin Direct (2) Limited
R P Yates	AMP Limited	INVESCO Asset Management Limited INVESCO Fund Managers Limited INVESCO GT Asset Management PLC INVESCO GT Asset Management UK Limited
N T Hiscock	P.A.T. (Pensions) Limited Duritas Trustees Limited Virgin Money Group Limited	HEG Limited
I W Laughlin	Anne O'Hagan Pty Ltd Mjai Pty Ltd	AMP Superannuation Limited AG Life Limited AMP Australia Nominees Pty Limited AMP Henderson Global Investors Limited AMP Plus Limited Australian Securities Administration Limited
P J Costain	Wessex Water Services Limited Rye Golf Club Company Limited	Tarabrook Limited
R P Handley	AMP Limited Pacific Brands Limited Crown Advisory Pty Ltd	Westpac Banking Corporation Suncorp Metway Limited
A C Hotson	Methravia Limited	
Sir William Wells	Exel plc	Chesterton Conroy Hunter Limited Chesterton Consultants Chesterton Facilities and Property Management Limited Chesterton Forrec Limited Chesterton Holdings Limited Chesterton International Inc

Director	Current directorships and partnerships	Previous directorships and partnerships
		Chesterton International plc Chesterton International Property Consultants Ltd Chesterton Investment Services Limited Chesterton Leasing Limited Chesterton Overseas Limited Chesterton Petty Limited Chesterton Plant & Machinery Limited, Chesterton Profit Sharing Trustee Limited Chesterton Realty Inc De Groot Collis Finance Limited De Groot Collis Investment Finance Limited De Groot Collis Limited De Groot Collis Residential Limited Elliot Son & Boyton Limited Exchequer Partnership plc Facilities & Property Management Limited Factotum (FPM) Limited Hall Pain and Foster Limited Mandata Limited NFC plc Norwich & Peterborough Building Society Property & Facilities Management Limited
A M Mohl	AMP Limited AG Life Limited AMP Annuities Limited AMP Australian Nominees Pty Limited AMP Bank Limited AMP Financial Services Holdings Limited AMP Group Holdings Limited AMP Life Limited AMP Personal Investment Services Limited	345 Nominees Pty Limited 260 Pty Limited AASM Pty Limited AG Australia Holdings Limited AMP Finance Limited AMP Financial Investment Group Holdings Limited AMP Financial Planning Pty Limited AMP Henderson Global Investors (New Zealand) Limited AMP Henderson Global Investors Limited AMP Henderson Holdings Limited AMP Henderson Property Nominees Ltd AMP Investment Services No.2 Pty Limited AMP Investment Services Pty Limited AMP Retail Pty Limited Arrive Wealth Management Limited Celbella Pty. Limited Cogent Investment Operations Pty Limited Cogent Nominees Pty Limited Cogent Securities Pty Limited, DTB Nominees Pty. Limited GRW Corporate Pty Limited GRW Group Pty Limited GRW Property Limited GRW Property Services Pty Limited Henderson Private Capital Pty Limited

Director	Current directorships and partnerships	Previous directorships and partnerships
		Hillross Financial Services Limited Lonsdale Management Pty Ltd Palmcord Holdings Pty Limited Priority One Financial Services Limited SADS Pty Limited SAPM Limited SAPS Limited Schroders Australia Management Services (Karrinyup) Pty Ltd SPF Management Limited Victoria Avenue Nominees Limited GIO Technical Services Pty Limited Resolve Engineering Pty Limited

10.28 HHG Directors' interests in HHG Shares

Prior to the Scheme becoming Effective, none of the HHG Directors or other connected persons (within the meaning of section 346 of the Companies Act (UK)) will have any interests in HHG Shares.

The HHG Directors will receive HHG Shares under the Demerger in respect of the total number of AMP Shares held by or on behalf of each of them in the same manner as all other AMP Shareholders, being on a one for one basis.

Based on the number of AMP Shares held by or on behalf of the HHG Directors as at 30 September 2003, each HHG Director will have a beneficial interest in the following number of HHG Shares immediately upon the Demerger:

Name of HHG Director	Number of HHG Shares
R P Yates	150,537
N T Hiscock	8,917
I Laughlin	10,291[1]
Sir Malcolm Bates	7,649
R P Handley	4,725[2]
A C Hotson	nil
Sir William Wells	4,077
P J Costain	2,431[3]
A M Mohl	258,639

Notes:
1. This includes 258 AMP Shares which are held by Ian Laughlin's wife.
2. 1,600 AMP Shares are held in the name of Crown Advisory Services Pty Limited ATF R.P Handley and D.K Handley and 2,628 AMP Shares are held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
3. 1,645 AMP Shares are held jointly by P J Costain and his wife.

Immediately following the Scheme and the Demerger becoming Effective, the interests of the HHG Directors and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of HHG that:

(a) are required to be notified by each HHG Director pursuant to section 324 or section 328 of the Companies Act (UK);

(b) are required pursuant to section 325 of the Companies Act (UK) to be entered into the register or referred to therein; or

(c) are an interest of a connected person (within the meaning of section 346 of the Companies Act (UK)) of an HHG Director which would, if the connected person were a director, be required to be disclosed under paragraph (a) above and the existence of which is known to or could with reasonable diligence be ascertained by that HHG Director);

are expected to be as set out in the above table.

It is proposed that, following the Demerger, options and other rights to acquire HHG Shares will be granted to the Executive HHG Directors under the LTIP and the Sharesave Scheme (subject to any necessary ASX waivers and approvals being obtained). These arrangements are described under "HHG employee share incentive schemes" in section 9.

Save as disclosed above, on the Demerger Date no HHG Director nor any person connected with an HHG Director will have any interest in HHG's share or loan capital and there is no person to whom any capital of HHG or any member of the HHG Group is under option or agreed unconditionally to be put under option.

No HHG Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the HHG Group and which were effected by HHG or any member of the HHG Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

10.29 HHG Directors' service agreements and emoluments

HHG has entered into the following service agreements with the Executive HHG Directors that will become effective on the Demerger Date (the "Service Agreements"):

Name	Position	Annual salary
R P Yates	Chief Executive Officer	£600,000
N T Hiscock	Chief Financial Officer	£300,000
I Laughlin	Managing Director Life Services	£275,000

- The salary of each Executive HHG Director will be reviewed annually by the HHG Remuneration Committee. The first review will take place on 1 April 2005.
- Each of the Service Agreements is terminable on not less than 12 months' written notice by HHG or on not less than six months' written notice by each of the Executive HHG Directors. HHG may terminate Roger Yates' appointment by paying a liquidated sum equivalent to 24 months' basic salary, reducing from 1 January 2004 on a sliding scale on a monthly basis, to 12 months' basic salary from 1 January 2005.
- The Service Agreements allow HHG to suspend the Executive HHG Directors from their duties at any time after notice has been given by either party, provided they continue to receive full pay.
- Each Executive HHG Director may receive a bonus subject to the achievement of challenging individual and corporate performance targets established by the HHG

Remuneration Committee. Payment of bonuses (if any) will usually be made to the relevant Executive HHG Director in March each year, conditional on achievement of the performance targets in the preceding calendar year. The maximum bonus entitlement will be 200% of salary for Roger Yates, 150% of salary for Toby Hiscock and 150% of salary for Ian Laughlin.

- The Executive HHG Directors are contractually entitled to a lump-sum life assurance benefit of four times salary, permanent health insurance and medical insurance. Toby Hiscock and Ian Laughlin are entitled to a car allowance of £11,000 per annum.

- Roger Yates is a member of the Pearl Executive Final Salary Section of the AMP UK Staff Pension Scheme, which provides benefits on a defined benefits basis. He is entitled to a pension accruing at 1/30th of uncapped pensionable salary, being the greater of £750,000 or his basic salary at the time of leaving pensionable service with HHG, for each year of pensionable service under the AMP UK Staff Pension Scheme. The AMP UK Staff Pension Scheme will provide Roger Yates with a pension of 1/30th of pensionable salary in respect of pensionable salary below the "earnings cap" imposed by the Finance Act 1989. In addition, Roger Yates participates in an unfunded unapproved retirement benefits scheme which will provide the balance of his pension entitlement. Toby Hiscock is a member of the HHG Final Salary Section of the AMP UK Staff Pension Scheme, which provides benefits on a defined benefits basis. He is entitled to a pension accruing at 1/45th of pensionable salary up to the "earnings cap" imposed by the Finance Act 1989 for each year of pensionable service under the AMP UK Staff Pension Scheme. In addition, with effect from the Demerger Date, Toby Hiscock will participate in an unfunded unapproved pension arrangement to provide benefits in respect of his pensionable earnings above the "earnings cap". Such benefits will only be in relation to his service after the Demerger Date. Ian Laughlin will be eligible to participate in the Money Purchase Section of the AMP UK Staff Pension Scheme from the Demerger Date. Ian Laughlin's accounts in the Money Purchase Section will be credited with 10.5% of the sum of his pensionable salary and 50% of his maximum bonus entitlement, which Watson Wyatt has confirmed is in line with Inland Revenue limits.

- Ian Laughlin will receive the equivalent of a one-off payment of £50,000, in consideration of the cessation of certain expatriate benefits.

- Each Service Agreement contains restrictive covenants preventing the relevant Executive HHG Director from recruiting senior staff following the termination of their employment. This restriction will apply for 12 months in the case of Roger Yates and six months in the case of Toby Hiscock and Ian Laughlin. In addition Roger Yates' contract contains a restrictive covenant preventing him from approaching or dealing with customers of HHG for 12 months following the termination of his employment.

- Each Executive HHG Director is eligible to receive a payment from AMP under the Restructure and Employee Retention Arrangements (see section 10.16). The maximum payments which may be made under these arrangements to Roger Yates, Toby Hiscock and Ian Laughlin are £1,100,000, £300,000 and $550,000 respectively.

The Non-Executive HHG Directors have each been issued with a letter of appointment. The appointments are subject to the provisions of HHG's Articles of Association. Sir William Wells, Peter Costain, Pat Handley, Anthony Hotson and Andrew Mohl will each be paid fees for services as Non-Executive HHG Directors of £40,000 per annum (Andrew Mohl's fee is payable to AMP – see section 10.11). An additional fee of £5,000 per annum is payable for chairing the Remuneration and Audit Committees. Sir Malcolm Bates will receive aggregate fees of £150,000 per annum for services as a Non-Executive HHG Director and as HHG's Chairman. Anthony Hotson is paid an additional fee of £7,500 per annum as Chairman of London Life Limited and a further £7,500 per annum as Chairman of Towry Law. Each of the Non-Executive

HHG Directors is entitled to reimbursement of reasonable expenses and directors and officers liability insurance cover.

Save as disclosed in this document there are no service agreements existing or proposed between the HHG Directors and HHG or any of its subsidiaries.

In the year ended 31 December 2002 the aggregate salary, benefits in kind, pension contributions and fees granted to the HHG Directors was £2.2 million. On the basis of the arrangements in force at the date of this document it is estimated that the aggregate remuneration payable (including pension contributions) and benefits in kind granted to the HHG Directors for the year ending 31 December 2003 will be £2.26 million.

There is no arrangement under which an HHG Director has agreed to waive future emoluments nor have there been any such waivers of emoluments during the financial year immediately preceding the date of this document.

There are no outstanding loans or guarantees granted or provided by any member of the HHG Group to or for the benefit of any of the HHG Directors.

HHG has agreed to provide a Deed of Indemnity, Access and Insurance to the HHG Directors from the Demerger Date. This Deed will indemnify HHG Directors against claims brought by third parties to the extent permitted by law, will provide a right of access to HHG Board papers for the purpose of defending legal claims for seven years after ceasing to hold office, and will have an obligation on HHG to maintain directors' and officers' insurance cover for the HHG Directors.

10.30 Pension schemes

10.30.1 The AMP Pension Scheme

HHG is the sponsoring employer of the AMP Pension Scheme. HHG employers participate in respect of employees based in the United Kingdom.

Benefits are provided under the AMP Pension Scheme for members and their dependants on resignation, retirement, disability or death of the member. The AMP Pension Scheme is operated by the Trustee, PAT (Pensions) Ltd, and consists of six benefit sections, five providing defined benefits and one providing defined contributions (with defined benefit underpins in respect of members who transferred from one of the defined benefit sections).

Generally membership of the defined benefits sections is closed to new members who may only participate in the defined contribution section. As at 30 June 2003, the AMP Pension Scheme had approximately the following number of members:

Scheme Section	**Number of members**		
	Active	**Deferred**	**Pensioner**
Defined benefit sections	1,989	15,432	8,699
Defined contribution sections[1]	2,038	1,518	29
Total[2]	4,027	16,950	8,728

Notes:
1. Within the defined contribution section of the AMP Pension Scheme, as at 30 June 2003, approximately 275 active members, 595 deferred members and approximately seven pensioner members had defined benefit underpins in respect of their benefits.
2. The total figure includes approximately 942 members who left active employment prior to 30 June 2003, but whose elections to remain a member or transfer-out their benefits have not yet been processed.

Active scheme members are expected to decrease while deferred scheme membership increases in line with planned disposals, closures and downsizing.

Benefits under the defined benefit sections are calculated by reference to pensionable service, final pensionable salary and the relevant fraction which varies from 1/30th to 1/60th across the various defined benefit sections. Benefits in the defined contribution section are calculated by reference to members' notional accounts. The amounts credited to these accounts vary from 10% to 30% of pensionable pay. The level of credits increases with age and is more generous for those who choose to change from defined benefits to defined contributions for future service benefits.

Employees are not required to contribute to five of the six sections. Following the disclosure of fund surplus in past actuarial valuations, HHG participating employers do not currently contribute to the AMP Pension Scheme.

The scheme actuary carries out triennial valuations of the AMP Pension Scheme. The most recent valuation was carried out as at 31 December 2001 and valued the assets of the AMP Pension Scheme at £1,875 million. The scheme actuary carried out approximate updates of the AMP Pension Scheme's funding position as at 31 December 2002 and 30 June 2003. The approximate update as at 30 June 2003 records the assets at £1,611 million and a funding deficit for the AMP Pension Scheme of approximately £10 million, equivalent to 99% funding. In carrying out the updates, the scheme actuary has used the same underlying actuarial assumptions as for the valuation as at 31 December 2001 and relied on summarised membership data from AMP and information about the market value of the assets of the AMP Pension Scheme as at 30 June 2003. Both the December 2001 valuation and the June 2003 valuation were carried out using the Projected Unit method. Under this method, the benefits valued are the accrued benefits, representing total benefits for pensioner and deferred members and prospective benefits for service up to the valuation date, allowing for future earnings increases to leaving, for current employed members. By necessity, an approximate update is not as accurate as a formal valuation and the scheme actuary considers that there is a possibility of error of up to 3% of the funding level (approximately £50 million).

The actuarial assumptions used to determine the value of the AMP Pension Scheme's assets and liabilities for funding purposes differ from the assumptions that are used for United Kingdom accounting purposes under Financial Reporting Standard 17 (FRS 17). The approximate funding position of the AMP Pension Scheme disclosed in accordance with the requirements of FRS 17, at 30 June 2003, revealed a deficit of £67 million. FRS 17 requires the use of a discount rate based on bond yields for valuing scheme liabilities. In contrast for funding purposes, the scheme liabilities are valued including an allowance for equity returns to reflect the AMP Pension Scheme's equity backing ratio. At 30 June 2003 this meant that on average a lower discount rate was used for FRS 17, which resulted in higher liabilities and so a higher deficit.

As there is no longer any surplus within the AMP Pension Scheme, HHG will commence employer contributions to meet the cost of accruing benefits with effect from 1 January 2004. Budgeted contributions for the year ending 31 December 2004 have been set at £17m. Contributions going forward will be dependent in part on the investment returns and volatility of the underlying assets of the AMP Pension Scheme, of which approximately 55% were, as at 30 September 2003, invested in equities.

In common with many United Kingdom occupational pension schemes, it is possible that individuals who work or have worked on a part-time basis may bring claims alleging that they have been wrongly excluded from membership of the AMP Pension Scheme. Any liability that might arise from such claims in respect of current and former employees of the HHG Group after the Demerger Date would fall on the HHG Group and the AMP Pension Scheme.

However the HHG Directors believe that the likelihood of the aggregate of any such claims being material in the context of the HHG Group as a whole is remote.

In common with many contracted-out defined benefit schemes in the United Kingdom, no attempt has been made to equalise between the sexes guaranteed minimum pensions and associated entitlements arising out of arrangements for contracting-out of the State Earnings Related Pension Scheme up to 6 April 1997.

10.30.2 United Kingdom unapproved pension arrangements

As a result of the statutory cap on earnings that must currently be applied to the calculation of approved pension benefits in the United Kingdom, certain current and former HHG Group employees have been awarded pension rights under an unapproved pension arrangement. These consist of:

- Pearl Executive arrangement (unfunded unapproved) (three active, 11 deferred and 12 pensioner members);
- HHG Top Up / Pension Trust (both unapproved funded and unfunded) (three active, seven deferred members and one pensioner member);
- NPI Limited (funded unapproved) (five deferred members).

10.30.3 Non-United Kingdom pension arrangements

In addition, HHG has the pension arrangements described below for employees of TL (A) Holdings Limited and Henderson Global Investors, in the Middle East, United States, Asia and Europe. These arrangements are outside of the United Kingdom and in line with market conditions in these regions.

(a) Henderson Global Investors North America

- As at 30 June 2003, there were 71 members of a standard qualified 401(k) program. Under the program, bi-weekly contributions of 2%–16% of base salary are made by employees annually with matching employer contributions of up to 50%. on the first 6% of pay (up to United States Revenue limits). Employees are responsible for selecting their investment option from over 55 mutual funds. As at 30 June, plan assets totalled US$3.9 million.
- A voluntary corporate contribution component has been added to the 401(k) program under which an employing company may make an annual voluntary contribution of a percentage of selected individuals' base pay to the 401(k) program based on regional overall performance.
- For both plans, benefits vest for employees who work over 1000 hours per year at 25% per year.
- As at 30 June 2003, one employee was entitled to additional pension and death benefits under a variable universal life insurance policy. Annual employee contributions of 4% of base pay and employer contributions of 2% are used to purchase a variable universal life insurance policy with the employee named as the insured and Henderson Global Investors as the beneficiary.

(b) Henderson Continental Europe

Employees receive a 10% company allowance to be invested in an appropriate savings vehicle.

(c) Towry Law International Offshore Pension Scheme

As at 30 June 2003, there were 50 members of a defined contribution scheme in which Towry Law account managers working for TL(A) Holdings Ltd participate (excluding employees in Dubai/Bahrain and Hong Kong permanent residents). Employer and employee contributions, each 5% of pay, are credited to the scheme. Benefits are paid in cash after age 50.

(d) Towry Law Hong Kong

- There were, as at 30 June 2003, 64 members of the Towry Law Mandatory Provident Fund, a defined contribution scheme of which membership is mandatory for Hong Kong resident employees. Employee and employer contributions, each 5% of pay, are credited to the scheme. Benefits cannot be taken until age 65.

- There were, as at 30 June 2003, 30 members of the Towry Law (A) Defined Contribution Scheme for Hong Kong residents. Membership is voluntary and the scheme was closed to new members in 2000. Employee and employer contributions, each 5% of pay are made. Benefits are paid in cash on leaving based on service.

(e) Towry Law Middle East

As at 30 June 2003, 24 employees in Bahrain and 13 employees in Dubai are entitled to statutory indemnity/gratuity payments on leaving employment. Funding is accrued monthly during employment. The accrual figure for Bahrain was HK$1,659,538.70 and for Dubai was HK$136,691.67.

10.30.4 London Life Pension Scheme Guarantee

When the London Life Staff Superannuation Scheme (the "London Life Pension Scheme") was merged with the AMP Pension Scheme in 1999, AMP Group Holdings Limited agreed with the Trustees of the London Life Pension Scheme that it would guarantee that, if the AMP Scheme was wound up within 40 years of merger, it would (subject to limited exceptions) fund in full all accrued benefits transferred from the London Life Pension Scheme to the extent that there would otherwise be a deficiency of assets in respect thereof under the AMP Pension Scheme. AMP Group Holdings Limited ceases to be liable in respect of this guarantee if HHG (then known as AMP (UK) PLC) ceases to be a related body corporate (but is then obliged to use reasonable endeavours to procure that HHG assumes its obligations in respect of the guarantee). Accordingly, it is intended that following the Demerger, HHG will assume the obligations under this guarantee. Based on the funding position of the AMP Pension Scheme as a whole for 2001/2002, there is an overall deficit against the cost of buying insurance company annuities for all accrued benefits, although it is not possible to ascertain how much of this is referable to the benefits that accrued under the London Life Pension Scheme. However, it should be noted that the United Kingdom government has proposed new legislation with an intended effective date of 11 June 2003 whereby solvent employers whose defined benefit pension schemes are wound up will be liable to meet any deficiency in scheme assets against the cost of buying insurance company annuities for all beneficiaries. If implemented, this legislation could be expected to mitigate any liability in respect of the guarantee referred to above.

10.30.5 Potential external influences

Decisions made by the trustees of defined benefits occupational pension schemes can impact on the funding requirements of the scheme. In particular, trustees are given power by statute to determine the investment mix for the assets of the scheme, subject only to a requirement to consult the employer (and any limits in the trust deed). Should the Trustee of the AMP Pension Scheme choose to move to an investment strategy with higher bond and lower equity exposures for example, then, assuming that equities outperform bonds over the long term, the cost of providing the benefits may increase.

The United Kingdom government has announced significant proposed changes to the regulatory framework for the provision of retirement benefits. The bulk of the changes are due to take effect from April 2005.

To take forward these proposals, draft regulations have been published which will require sponsoring employers who are not in liquidation to meet the full buy-out costs of the rights of all scheme members where an occupational pension scheme is wound up on or after 11 June 2003. For the AMP Pension Scheme, the costs of buying out the benefits for all scheme members would be considerably higher than the value placed on the liabilities in the funding update referred to above. Accordingly, in that situation, the deficit would be significantly higher than the approximate funding deficit of £10 million as at 30 June 2003. The AMP Pension Scheme is not being wound up.

The government proposals include a new requirement for trustees and employers to agree the contribution rate, with a power for trustees to freeze or wind-up a scheme where agreement cannot be reached. Although the AMP Pension Scheme already requires the actuary, the sponsoring employer and the Trustee to agree the contribution rates, the power for the Trustee to freeze or wind-up the scheme in the absence of agreement would be new to the AMP Pension Scheme. Further, the employer's power to wind-up the scheme if trustees adopt a conservative investment strategy or agreement cannot be reached over the level of contributions is effectively removed because of the new financial consequences of doing so. Therefore, when the proposals are implemented, there may be a shift the balance of power in the funding negotiations in favour of the Trustee. This could lead to an increase in contribution rates in the short term.

The proposals include two new administration costs for pension schemes. One is a new pension protection fund that will be funded by a two-tier levy with a fixed flat rate and an additional element that will vary depending on the funding level of the pension scheme. The other proposal is a new pensions regulator to replace the current regulator.

It is not possible to make a considered opinion of the full effects of the changes to the regulatory framework until more detailed provisions have been announced (due late 2003).

10.30.6 Effect of Demerger

The Demerger is expected to have little or no effect on the operation of, or level of employer funding to, the HHG pension fund. AMP is not a participating entity in any of the HHG pension funds.

10.31 Substantial shareholdings

Based on the interests in AMP as at 30 September 2003 and the anticipated issued share capital of HHG and assuming the Demerger becomes Effective and the HHG Capital Reduction becomes effective, the following person will be, directly or indirectly, interested in 3% or more of the issued share capital of HHG:

Shareholders	Number of HHG Shares of 10p each	% of issued share capital
AMP	271,736,522	15.0

Save as disclosed above, HHG is not aware of any person who immediately following the Demerger Date, directly or indirectly, would have an interest (within the meaning of Part VI of the Companies Act (UK)) in HHG Shares which represent 3% or more of its issued share capital.

So far as is known by the HHG Directors, there is no person who could directly or indirectly, jointly or severally exercise control over HHG immediately after the Demerger Date.

10.32 Material contracts

In addition to the contracts summarised in section 10.6, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the HHG Group within the two years immediately preceding the date of this document or are expected to be entered into prior to the Demerger Date and are, or may be, material or have been entered into at any time by a member of the HHG Group and contain provisions under which a member of the HHG Group has an obligation or entitlement which is, or may be, material to the HHG Group as at the date of this document:

10.32.1 HHG Sponsors' Agreement

By an agreement (the "HHG Sponsors' Agreement") expected to be entered into immediately prior to the publication of the Listing Particulars it is expected that HHG, the HHG Directors and AMP will confirm the appointment of UBS Limited ("UBS") and Cazenove & Co. Ltd. ("Cazenove" and together with UBS, the "Joint Sponsors") as the joint sponsors to the listing of HHG as part of the Demerger by the UK Listing Authority. The expected terms and conditions of the HHG Sponsors' Agreement are as set out below. However the terms and conditions of the agreement are subject to finalisation and there can be no certainty that the agreement will be on the same terms and conditions as are set out below nor that the agreement will be entered into.

- The Joint Sponsors are expected to agree, subject to certain conditions, to act as sponsor in connection with the admission to the UKLA Official List.

- The Joint Sponsors may terminate the HHG Sponsors' Agreement in certain circumstances prior to admission of the HHG Ordinary Shares to the UKLA Official List and the LSE. These circumstances are expected to include non-compliance with the obligations under the HHG Sponsors' Agreement, the occurrence of certain changes in the condition (financial or otherwise), prospects or earnings of HHG and/or the other companies within the HHG Group and certain changes in financial, political or economic conditions.

- HHG is expected to agree to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, inter alia, admission to the UKLA Official List and the LSE or the other arrangements contemplated by the HHG Sponsors' Agreement.

- HHG, the HHG Directors and AMP are expected to give certain representations and/or warranties, undertakings and/or indemnities to the Joint Sponsors as are usual in an agreement of this nature.

- It is expected that AMP will be restricted from selling any of its shareholding in HHG until after the announcement of HHG's financial results for the half year ending 30 June 2004.

In the event HHG completes an equity raising of at least £100 million referred to in section 3.4.3, AMP will be entitled to sell up to 50% of its shareholding in HHG at that time. AMP will not be entitled to sell its remaining shareholding in HHG until after the announcement of HHG's financial results for the year ending 31 December 2004. In addition, such restrictions will contain standstill provisions (subject to anti-dilution rights), which will prevent AMP from increasing its shareholding in HHG above the level held immediately following the Demerger, other than through the acquisition and conversion of CLNs. These restrictions on AMP will not apply to a general offer made for all of the issued share capital of HHG to which the UK City Code on Takeovers and Mergers applies. In addition, the restrictions will not apply to the delivery by AMP of an irrevocable undertaking to accept such a general offer. The restrictions may only be waived with the mutual agreement of AMP, HHG, UBS and Cazenove. These restrictions will cease to apply in circumstances where AMP subscribes or purchases CLNs, as described in section 10.32.10. AMP will agree to conduct any sales of the HHG Shares it holds immediately following the Demerger in an orderly manner and in consultation with HHG.

- Other than to permit an equity raising as described in section 3.4.3, it is expected that restrictions will be imposed on HHG and/or the HHG Directors, relating to the offer, issue or sale by them of any HHG Shares (or any interest therein or in respect thereof) for a certain period after admission of the HHG Shares to the UKLA Official List and the LSE.

The names and addresses of the persons expected to act as joint sponsors to HHG are:

- UBS Limited, which is registered in England (No. 203536) and has its registered office at 1 Finsbury Avenue, London EC2M 2PP; and

- Cazenove & Co. Ltd., which is registered in England with registered number 4153386 and has its registered office at 20 Moorgate, London EC2R 6DA.

10.32.2 Agreement relating to sale and purchase of the private client asset management business of Henderson Global Investors Limited

On 8 May 2002, Henderson Global Investors Limited ("HGIL") and Henderson Global Investors (Jersey) Limited ("HGI Jersey", and together with HGIL, the "Sellers") and Newton Investment Management Limited and Newton International Investment Management Limited (together, the "Buyers") entered into an agreement pursuant to which the Sellers sold their private client asset management business (the "Business") to the Buyers. The initial consideration was £11.25 million plus approximately £8 million of deferred consideration which was paid on 12 September 2003. Standard warranties were given by the Sellers in respect of the Business with the liability of the Sellers capped at the amount of the initial consideration that they received, which in the case of HGIL was £9,265,000 and of HGI (Jersey) was £1,985,000. The Buyers must serve notice of a breach of warranty during the 15 months from 30 August 2002.

In connection with the sale of the Business to the Buyers, and in consideration of the payment of £3.75 million to AMPFSH, AMPFSH undertook with MBC Investment Corporation ("MBC") that, for a period of two years from 30 August 2003, neither it nor any of its subsidiaries trading under the "Henderson Global Investors" brand name will:

- engage in the business of private client asset management providing bespoke discretionary investment management service in the United Kingdom and/or Jersey;

- solicit any persons who were clients of the Business during the 12 months preceding 30 August 2002; or

- solicit any employees of MBC.

Following the Demerger, HHG Group will indemnify AMPFSH for any claim made by MBC under the terms of this non-compete covenant.

10.32.3 Agreement relating to the sale and purchase of the entire issued share capital of Virgin Money Limited

On 23 July 2001, AMP Virgin Holdings Limited ("AMPVH"), Virgin Group Investments Limited ("VGIL") and The Royal Bank of Scotland plc ("RBoS") entered into an agreement (the "Virgin SPA") pursuant to which AMPVH and VGIL sold the entire issued share capital of Virginmoney Limited ("VmL") to RBoS for the consideration of £99 million.

10.32.4 Guarantee in favour of The Royal Bank of Scotland plc

On 27 July 2001, HHG (at the time called AMP (UK) PLC) guaranteed (the "Guarantee") to RboS the performance and observance by AMPVH of the obligations, undertakings, warranties and indemnities (the "Guaranteed Obligations") given by AMPVH under or pursuant to the Virgin SPA and other documents relating to that transaction. HHG also agreed to indemnify RBoS against all costs (including legal expenses reasonably incurred by RBoS in enforcing any of its rights under the Guarantee), claims and losses that RBoS might incur or suffer as a consequence of AMPVH's failure to comply with such Guaranteed Obligations.

In the case of a default, RBoS is entitled to proceed first against or claim payment from HHG in preference to AMPVH, and may make recovery from HHG notwithstanding that enforcement or recovery is not possible against AMPVH by reason of any legal limitation, disability or incapacity.

In respect of claims pursuant to:

- warranties given by AMPVH in relation to its title to the shares that it held in VmL, HHG is liable for a period of 10 years from 23 July 2001 up to a maximum amount of £75 million plus interest; save in the case of fraud when its liability is unlimited; and

- tax warranties given by AMPVH in relation to VDPF, HHG remains liable under the Guarantee for a period of seven years from 23 July 2001 up to a maximum amount of £50m plus interest.

10.32.5 Sale of Pearl's general insurance business

On 5 August 2001, a general agreement in relation to the manufacture and distribution of general insurance products was entered into between Pearl, AMP (UK) PGI Limited (both of which are defined as a "Distributor"), and Churchill Insurance Group plc, Churchill Insurance Company Limited, Churchill Management Limited and The National Insurance and Guarantee Corporation Public Company Limited (together, the "Churchill Parties"). The agreement commenced on 31 July 2001, with a term (as originally agreed) of five years, unless otherwise extended or terminated by the parties in accordance with the agreement.

The total initial consideration was £80 million, comprising £55 million payable by Churchill to AMP (UK) PGI Limited in respect of a lump sum commission for the opportunity to act as the insurer, and £25 million payable by Churchill to Pearl in respect of its right to use Pearl's customer lists and data. Thereafter, during the term of the agreement, AMP (UK) PGI Limited is to be paid commission calculated by reference to new business, profit and any revenue derived from excess renewals of existing business.

As a result of the agreement, the Churchill Parties are obliged to provide (i) underwriting services (ii) administration services (iii) training services and (iv) reinsurance services in relation to certain insurance products specified in Schedule 3 to the agreement. Further, Pearl, AMP

(UK) PGI Limited and any other Group Company that enters into a Deed of Adherence, will have the exclusive right to distribute and market the relevant insurance products provided by Churchill under the agreement, and may authorise any of the Churchill Parties to distribute and market such products.

10.32.6 Overcoat arrangements

Pursuant to the acquisition of the long term life insurance business of National Provident Institution, the funds of the former mutual, National Provident Institution, were transferred to National Provident Life, a new wholly-owned subsidiary of HHG (at the time called AMP (UK) PLC). Within National Provident Life the majority of the assets of National Provident Institution were allocated to the National Provident Life Fund (the "Closed Fund") for the benefit of the former with profits policyholders of National Provident Institution. In the context of the demutualisation, HHG agreed to supply £800 million of capital support to the Closed Fund in order to give it greater investment freedom. This support arrangement is known as the "overcoat".

The overcoat is currently provided by means of a contingent loan from a Pearl subsidiary, NP Life Holdings Limited ("NPLH"), to National Provident Life. National Provident Life accounts for this contingent loan within a Loan Capital Fund, which is a separate account within the Closed Fund. The contingent loan bears aggregate interest equal to the investment return earned by the Loan Capital Fund plus, subject to sufficient surplus arising within the Closed Fund, 1.75 % per annum of the average admissible value of the Loan Capital Fund. The loan is repayable at the discretion of HHG if and only if to the extent that the appointed actuary of National Provident Life determines that a "Deficit" will not thereby arise. Such repayment is limited in recourse to the property comprised in the Loan Capital Fund.

A "Deficit" exists at any time when the admissible value of property allocated to the Closed Fund is less than the policy liabilities allocated to the Closed Fund plus any additional amount required to permit National Provident Life to meet the reasonable expectations of the holders of policies allocated to the Closed Fund and to manage the Closed Fund in a manner consistent with principles of financial management adopted in the scheme.

Pearl financed NPLH as to £600 million from the Pearl 90:10 fund and as to £200 million from the Pearl Pacific (0:100) fund. The 1.75% return referred to above is allocated as to a 1.5% return on the proportion of the Loan Capital Fund advanced from the 90:10 fund and a 2.5% return on the proportion advanced from the Pacific fund. Any amounts repaid to Pearl over time will be allocated pro rata to the amounts advanced by the 90:10 fund and the Pacific fund, unless any capital provided is at risk through the existence of a Deficit, in which case the relative pro rata payments will be adjusted to ensure that any capital loss is first borne by the Pacific fund.

10.32.7 Agreement relating to the sale and purchase of the entire issued share capital of companies carrying on Cogent

On 16 May 2002, an agreement was entered into between AMP International Holdings Limited, AMP Henderson Holdings Limited (together, the "Vendors"), BNP Paribas Securities Services Holding Company Limited, BNP Paribas Securities Services International Holding S.A., BNP Paribas Fund Services S.A. (together, the "Purchasers"), AMP Group Holdings Limited, and BNP Paribas S.A. The agreement was amended and restated on 31 May 2002.

AMP International Holdings Limited and AMP Henderson Holdings Limited sold a total of 18,245,999 ordinary shares in the companies specified in Schedule 2 of the agreement (comprising the whole of the issued and allotted share capital of those companies) carrying on the worldwide investment operations business of Cogent for a total maximum consideration of £227,566,000, payable in three instalments. This sum was subject to a price revision

mechanism pursuant to which the second and final instalments could be revised in line with results detailed in the 1H02 Revenues Statement (second instalment) and the 2002 Revenues Statement (final instalment). BNP Paribas S.A. has indicated that, in accordance with the terms of the price revision mechanism, it does not believe it is required to pay anything under the final instalment; however, recovery will be vigorously pursued.

The Vendors gave certain indemnities to the various Purchasers. These indemnities cover, broadly, liabilities incurred by group companies arising out of the events specified in Clause 7 of the agreement. The agreement is silent as to the duration of liability under the indemnities. Liability for indemnity claims is limited to the purchase price payable under the agreement, although this limit will be reduced downwards in the event that the purchase price is reduced in accordance with the price revision mechanism.

The agreement also contains certain non-compete clauses, pursuant to which, subject to certain exceptions, the Vendors agreed not to become engaged or interested in a competing business through any third party (other than part of the retained group, as defined in Schedule 1 to the agreement) for a period of 36 months from the date of completion (completion having taken place on 2 September 2002). The agreement also places certain restrictions on the investment operations activities that may be undertaken by the HHG Group during the period of 36 months following completion. In addition, the Vendors agreed not to solicit or entice away from any Group Company any senior management personnel or directors within a period of 24 months following the date of the agreement, without the prior consent of BNP Paribas Securities Services Holding Company Limited. A reciprocal arrangement was agreed with regard to the Purchasers soliciting directors or senior managers away from the retained group for a period of 24 months from the date of the agreement.

The Vendors gave certain warranties, with liability under them limited to the purchase price payable under the agreement, but this limit may be revised downwards in accordance with the price revision mechanism. Claims under the warranties must be notified to AMP International Holdings Limited on or before 30 June 2004. The Vendors also gave certain tax warranties, first in respect of countries other than Australia, and second in respect of Australia. Claims under the tax warranties, or pursuant to the tax covenants, must be notified to AMP International Holdings Limited on or before the sixth anniversary of the end of the accounting period of the relevant Group Company in which completion falls.

AMP Group Holdings Limited unconditionally and irrevocably guarantees (as a continuing obligation) the proper and punctual performance by each Vendor of all its obligations under or pursuant to the agreement. BNP Paribas S.A. unconditionally and irrevocably guarantees (as a continuing obligation) the proper and punctual performance by BNP Paribas Securities Services International Holding S.A. of all its obligations under or pursuant to the agreement.

10.32.8 CSC outsourcing

On 5 February 2001, the UK Service Company, on behalf of the Life Services companies and Henderson, entered into a five year outsourcing agreement with CSC (at that time called Pearl Group Services Limited) (a joint venture style arrangement between Pearl Group Limited and CSC Computer Sciences Limited). Under the agreement, and a subsequent Amendment Agreement dated 4 August 2003, CSC provides mainframe and support services for the bulk of the HHG Group's IT infrastructure, desktop hardware and software, servers, mainframe machines, and telecommunications and data networks.

The amount of expenditure under this contract will vary year to year depending on the volume of services requested under the framework of the agreement.

The agreement contains a number of standard provisions for outsourcing arrangements, including transitional mechanics, a service credit regime, benchmarking and audit rights, and a

flexible termination mechanism, allowing partial termination and termination for convenience as well as for breach.

The agreement also includes warranties, indemnities and limits of liability appropriate to an outsourcing agreement. The warranties and indemnities cover protection of HHG Group data and virus prevention, the management of necessary licences and consents, the use of appropriate skilled staff, breaches of third party agreements or data protection legislation, and infringements of third party intellectual property rights.

In the event of early termination, the agreement includes transitional provisions to move services back to the UK Service Company or an alternative provider. Termination fees for early termination (for convenience) by the HHG Group, calculable by reference to CSC's "stranded costs" (relating to unamortised licence fees and employment costs), are payable by HHG Group in some circumstances.

10.32.9 National Provident Life securitisation

In April 1998, National Provident Institution established a securitisation (the "Securitisation") based on a portfolio of pension policies and life assurance policies written by National Provident Institution on or prior to 4 July 1997 (the "Securitised Block"). Mutual Securitisation p.l.c. (the "Issuer"), a special purpose vehicle incorporated in Ireland for the purposes of the Securitisation, issued in April 1998, £140 million 7.39169% Class A1 limited recourse bonds due 2012 and £120 million 7.5873% Class A2 limited recourse bonds due 2022 listed on the London and the Irish stock exchanges. The proceeds of the Class A1 Bonds (the "Class A1 Advance") and the Class A2 Bonds (the "Class A2 Advance" and, together with the Class A1 Advance, the "Initial Advances") were onlent to National Provident Institution (and subsequently National Provident Life as National Provident Institution's successor following the transfer of its business on demutualisation, (the "Borrower")) under a loan agreement dated 16 April 1998 (the "Loan Agreement") to be used by the Borrower to acquire investments for the purposes of its long term business.

Prior to the enforcement of the security for the Bonds, and subject to the limits on recourse and the ability to defer payments described below, the Bonds are subject to mandatory pro rata redemption in part in annual instalments ("Instalment Amounts") on each annual interest payment date (the "Payment Date") commencing, in the case of the Class A1 Bonds, on 30 September 1998, and in the case of the Class A2 Bonds, on 30 September 2012. No principal is repayable in respect of the Class A2 Bonds until the Payment Date on which there is no Class A1 Bond principal amount outstanding.

The Class A1 Bonds, or as the case may be, the Class A1 Bonds (if any are outstanding) and the Class A2 Bonds, will be subject to mandatory redemption in whole, but not in part, by the Issuer in any case where the Borrower prepays, respectively, the Class A1 Advance or the Class A1 Advance (if it is outstanding) and the Class A2 Advance, such redemption being at an amount calculated by reference to the higher of the principal amount outstanding of the Bonds being redeemed and an amount calculated according to a Spens formula.

Payments of interest and principal on the Bonds are payable out of, and limited to, amounts received by the Issuer from the Borrower in respect of the Initial Advances under the Loan Agreement after payments to higher ranking creditors. Amounts so received will be applied by the Issuer first in payment of the fees, costs and expenses of, inter alia, the bond trustee, the collateral trustee, the paying agent and the administrator, secondly in payment of interest and then in mandatory redemption in part of the Instalment Amounts of the Bonds which are or have been scheduled to be redeemed on or prior to such date. To the extent that amounts received in respect of the Initial Advances are insufficient to pay in full the interest or principal then due on the Bonds, the interest and/or principal which would otherwise be due will be deferred (and

carry interest at the relevant Bond interest rate) and will become payable on the next Payment Date.

Security for the Bonds is created pursuant to and on the terms of an issuer deed of charge and a first supplemental issuer deed of charge in favour of the security trustee who holds the benefit of the security on trust for the bondholders and the other secured parties. The security granted by the Issuer comprises a first fixed security over all of the Issuer's right, title and interest in the Loan Agreement, certain other relevant documents and the Issuer's accounts and a floating charge over the assets of the Issuer.

Interest accrues on the Initial Advances at the Initial Advance interest Rate, and is payable annually in arrears by the Borrower on the second business day prior to a Payment Date (a "Due Date"), subject to the ability to defer payments. The Initial Advance Rate on the Class A1 Advance is 7.40169% per annum and on the Class A2 Advance is 7.5973% per annum.

Principal is, subject to the ability to defer payments, repayable on the Initial Advances in instalments in accordance with the Loan Agreement. The instalments scheduled to be paid on a Due Date (ignoring the ability to defer payments) in respect of the Initial Advances corresponds to the amounts scheduled to be payable on the subsequent Payment Dates. The final principal repayment date in respect of the Class A1 Advance is 30 September 2012 and in respect of the Class A2 Advance is 30 September 2022. The Borrower may not make any payment in or towards repayment of the Class A2 Advance until the Class A1 Advance has been repaid in full.

The Borrower may, at any time, on giving not more than 60 nor less than 40 days' notice, elect to prepay the Class A1 Advance or the Class A1 Advance (if outstanding) and the Class A2 Advance on the date specified in the notice. The prepayment amount payable by the Borrower in respect of the Initial Advances is calculated by reference to the higher of the principal amount outstanding on the Initial Advances and an amount calculated according to a Spens formula.

The amount of interest and principal payable on the Initial Advances is limited to the funds available to the Borrower from the Securitised Block. The payment of any amount in excess of the funds available on any Due Date will be deferred. Any deferred amount will be payable on the next Due Date to the extent funds are available, and be subject to interest at the relevant Initial Advance Interest Rate.

Security for the borrowing by the Borrower under the Loan Agreement is created pursuant to and on the terms of an initial advance collateral deed of charge and a first supplemental initial advance collateral deed of charge. Under the Loan Agreement, the Borrower is obliged to transfer collateral to a charged account in the event of certain trigger events occurring. The following three trigger events have occurred since the establishment of the Securitisation:

- following the downgrading of National Provident Institution consequent upon its demutualisation on 1 January 2000;

- at September 2001 consequent upon the Borrower failing to meet certain financial tests; and

- at 31 December 2002 consequent upon the Borrower failing to meet the set margin of regulatory capital requirements.

As a result of the above trigger events, the Borrower has transferred an amount of £108,619,219 representing eligible securities to a charged account. The first supplemental initial advance collateral deed of charge charges all right, title, interest and benefit of the Borrower over such amount.

10.32.10 Convertible Loan Notes

On 10 October 2003, UBS AG London Branch ("UBS AG"), HHG and AMP entered into a commitment letter (the "Commitment Letter"). Under the Commitment Letter, subject to certain conditions including regulatory approval and finalisation of documentation, UBS AG, HHG and AMP will enter into an agreement (the "CLN Agreement") under which UBS AG will, subject to the terms and conditions of that agreement, subscribe for up to £100 million of CLNs to be issued by HHG. The obligations set out in the Commitment Letter are subject to certain conditions including execution of the CLN Agreement on terms satisfactory to UBS AG, all information submitted to UBS AG not being or becoming inaccurate, incomplete or misleading in any respect material to UBS AG, no material adverse change occurring in the HHG Group and certain regulatory issues relating to the issue and conversion of the CLNs being resolved to the satisfaction of UBS AG. There can be no certainty that these conditions will be satisfied or that the CLN Agreement will be entered into.

The terms and conditions of the Commitment Letter include the following:

- Under the terms and conditions of the CLN Agreement, UBS AG will undertake to subscribe for up to £100 million of CLNs in two tranches. UBS AG will subscribe for the first tranche of £50 million of CLNs at the Effective Date and the second tranche of up to a further £50 million of CLNs on 30 June 2004. It is a term of UBS AG's obligation to subscribe that HHG Ordinary Shares and the CLNs are admitted to the UKLA Official List and to trading by the LSE and will be freely transferable.

- The CLN Agreement will set out certain circumstances in which the CLNs will convert into HHG Shares (or where AMP holds CLNs, HHG Shares or HHG preference shares) or be redeemed for cash. The CLNs may be redeemed by HHG at any time up to 14 days prior to maturity upon notice from HHG at their face value plus an accrued notional yield of 5.5% per annum. If HHG raises additional equity or debt finance, disposes of a significant asset or business or is the subject of a change of control, then the holders of CLNs can require HHG to redeem their CLNs for cash together with an accrued notional yield of 5.5% per annum. The Commitment Letter provides that the CLN Agreement will permit CLN holders to elect to convert their CLNs into HHG Shares at any time at a discount of approximately 5% to the prevailing market price of HHG Shares or, if lower, at the market price of HHG Shares immediately following the Demerger. However, CLN holders will not be permitted to elect to convert their CLNs into HHG Shares prior to 30 June 2004, unless HHG raises additional equity or debt finance (which in either case has raised less than £50 million net of fees and expenses) or is the subject of a change of control. In the event that the CLNs remain in issue after 364 days, the CLNs will mandatorily convert into HHG Shares at an approximate discount of 30% to the prevailing market price.

- The terms of the CLNs will contain certain events of default. These events of default will include: breach of the terms of the CLNs by HHG, HHG or a principal subsidiary suffering an event of insolvency, HHG or a principal subsidiary ceasing or threatening to cease to carry on its business or the HHG Shares being suspended for five trading days or no longer being admitted to trading on the LSE or the ASX or cross default at a threshold set at £10 million. The occurrence of an event of default will require HHG to redeem the CLNs for cash, failing which AMP will be required to purchase the CLNs. If the event of default occurs prior to 30 June 2004, UBS AG will not be required to subscribe for the second tranche of CLNs. In any event, UBS AG will not be obliged to subscribe for the second tranche of CLNs if a material adverse change occurs to HHG prior to 30 June 2004 or if the prevailing market price of HHG Shares is 25 pence or less on 29 June 2004.

- In the event that UBS AG is not obliged to subscribe for any of the CLNs under the terms of the CLN Agreement, AMP will be required to subscribe for the CLNs. In the event that UBS AG subscribes for the first tranche of £50 million CLNs, but is not obliged to

subscribe for the second tranche of up to £50 million CLNs, AMP will be required to purchase the CLNs in issue and subscribe for the second tranche of up to £50 million CLNs on 30 June 2004.

- AMP will agree to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, inter alia, the issue of the CLNs. Under these arrangements UBS AG has received a commitment fee of £2 million, will receive a further fee of £0.5 million upon the signing of definitive agreements and will receive a fee of £1.5 million on the drawdown of funds.

- The CLN Agreement will contain certain restrictions on AMP's ability to sell its HHG Shares. Under the terms of the CLN Agreement, AMP has agreed to be restricted from selling its shareholding in HHG until the announcement of HHG's financial results for the year ending 31 December 2004, except with the prior consent of HHG and UBS AG, unless either (a) UBS AG has disposed of all of its CLNs (and is not obliged to subscribe for further CLNs) or its HHG Shares received on conversion of the CLNs; or (b) AMP is required to purchase or subscribe for the CLNs. In the event of (a) or (b) the restrictions on AMP selling its shareholding in HHG will cease to have effect.

- The conversion of the CLNs into HHG Shares by either UBS AG or AMP will not require any offer to be made to other HHG Shareholders.

- The CLN Agreement will require HHG to use its best endeavours to undertake an equity raising of at least £100 million (net of expenses) prior to 30 June 2004. AMP and HHG will also consider, subject to market conditions, whether it would be appropriate to undertake the fundraising at the time of HHG's listing on the LSE in December 2003.

There are certain circumstances which could result in AMP acquiring more than 30% of HHG upon conversion of the CLN's at maturity. For example, where AMP has subscribed for the CLNs and purchased any outstanding CLNs from UBS AG at their face value plus accrued interest and has elected not to receive preference shares in lieu of HHG Shares upon conversion. In circumstances where a party acquires shares carrying 30% or more of the voting rights in a company or acquires further shares when holding between 30% and 50% of the voting rights, this would ordinarily require an offer to be made for the remaining issued share capital of HHG under rule 9 of the UK City Code on Takeovers and Mergers. However, providing that the shareholding does not increase through 40%, the UK Takeover Panel has agreed that the acquisition of shares for the purposes of rule 9 of the City Code on Takeovers and Mergers and, as a result, an offer for the remaining issued share capital of HHG would not be required.

10.33 Litigation

No member of the HHG Group is, or has been, involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the HHG Group's financial position nor, so far as the HHG Board is aware, are any such proceedings pending or threatened.

10.34 Admission, dealings, share certificates, CREST, CHESS Depositary Interests and other arrangements for shareholders

10.34.1 Admission

Application will be made for the admission of HHG CDIs to the ASX Official List and for quotation of HHG CDIs on ASX's market for listed securities. It is expected that admission will become effective on 18 December 2003 and trading on ASX will be on a deferred settlement

basis until the mailing of holding statements for HHG CDIs is completed. Normal trading of HHG CDIs is expected to commence on 2 January 2004.

It is also intended that application will be made to the UK Listing Authority for the admission of the HHG Ordinary Shares to the UKLA Official List and for the HHG Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Assuming that the proposal to list HHG on LSE proceeds as part of the Demerger, it is expected that admission to the UKLA Official List will become effective and unconditional dealings for normal settlement in the HHG Ordinary Shares on LSE will commence on or about 23 December 2003. The Demerger is not conditional upon the admission of the HHG Ordinary Shares to the UKLA Official List.

10.34.2 Dealings

Dealings in the HHG Ordinary Shares are expected to commence on the London Stock Exchange at 8.00 a.m. GMT on 23 December 2003. Settlements of dealings in the HHG Shares on the London Stock Exchange from this date will be on a T+3 basis.

Dealings in HHG CDIs are expected to commence on ASX on 18 December 2003. Trading on ASX will be on a deferred settlement basis until the mailing of holding statements for HHG CDIs is completed. Normal trading of HHG CDIs is expected to commence 2 January 2004.

Holders of the AMP Shares on the AMP Register at the Record Date will constitute the opening HHG Register.

The entitlement to receive the HHG Shares pursuant to the Demerger is not transferable save to satisfy valid market claims. Temporary documents of title will not be issued. Pending dispatch of the certificates, transfers will be certified against the HHG Register by the HHG Registry. Share certificates will be dispatched to HHG Shareholders, at their own risk, to the holder's registered address on the HHG Register as soon as practicable after 23 December 2003.

10.34.3 CREST

CREST is the United Kingdom system for the paperless settlement of trades in securities and the holding of uncertificated securities. It avoids the need for share certificates which delay trading. The Articles will permit the holding of the HHG Ordinary Shares under the CREST system and the HHG Directors will apply for the HHG Ordinary Shares to be admitted to CREST with effect from the Demerger Date. Accordingly, settlement of transactions in the HHG Ordinary Shares following the Demerger Date may take place within the CREST system if the relevant shareholders so wish.

CREST is a voluntary system and holders of the HHG Ordinary Shares who wish to receive and retain share certificates will be able to do so.

10.34.4 CHESS Depositary Interests

(a) Introduction

CDIs are units of beneficial ownership in foreign securities, legal title to the securities being held by an Australian depositary entity, the Depositary Nominee.

Each HHG CDI holder will receive a holding statement which sets out the number of HHG CDIs held by it and the reference number of the holding. These holding statements will be provided to holders when a holding is first established and if there is a change in their holding of HHG CDIs.

A summary of the rights and entitlements of HHG CDI holders is set out below. Further information about HHG CDIs is available from the HHG Registry, CHESS or any stockbroker.

(b) Ratio of HHG CDIs to HHG Ordinary Shares

Each HHG CDI will represent one underlying HHG Ordinary Share.

(c) Voting

In order to vote at a meeting of HHG, a HHG CDI holder may:

- instruct the Depositary Nominee, as legal owner of the HHG Shares, to vote the HHG Shares represented by their HHG CDIs in a particular manner – the instruction form must be completed and returned to the HHG Registry prior to a record date fixed for the purpose (the "CDI Voting Instruction Receipt Time") and notified to HHG CDI holders in the voting instructions included in a notice of meeting; or

- assuming that the SCH Business Rules are amended, or a waiver is granted as contemplated by section 10.3, instruct the Depositary Nominee, as legal owner of the HHG Shares, to appoint the HHG CDI holder or a third party nominated for that purpose by the HHG CDI holder as its proxy so that the proxy so appointed may attend meetings and exercise the votes attached to the HHG Shares represented by their HHG CDIs as the Depositary Nominee's proxy. The instruction form must be completed and returned to the HHG Registry prior to the CDI Voting Instruction Receipt Time; or

- convert their HHG CDIs into a holding of HHG Ordinary Shares and vote these at the meeting (this must be undertaken prior to a record date fixed by the HHG Board for determining the entitlement of members to attend and vote at the meeting and, if the holder later wishes to sell their investment on ASX, it would first be necessary to convert those HHG Ordinary Shares back to HHG CDIs). Further details on the conversion process are set out below.

Instruction forms and details of these alternatives will be included in each notice of meeting sent to holders of HHG CDIs by HHG.

(d) Converting HHG CDIs to HHG Ordinary Shares

HHG CDI holders may at any time convert their HHG CDIs to a holding of HHG Ordinary Shares by:

- in the case of issuer-sponsored HHG CDIs, notifying the HHG Registry; or

- in the case of HHG CDIs sponsored on the CHESS sub-register, notifying their CHESS participant.

In both cases, once the HHG Registry has been notified, it will transfer the relevant number of HHG Ordinary Shares from the Depositary Nominee into the name of the holder.

The need to have a written instrument in order to effect a conversion from HHG CDIs into HHG Ordinary Shares means that conversion may take longer to effect than a simple trade of HHG CDIs on the ASX.

Holding HHG Ordinary Shares will, however, prevent a person from selling their shares on ASX, as only HHG CDIs will be traded on ASX.

Your broker or the HHG Registry can assist you to convert your HHG CDIs into HHG Ordinary Shares. There may be a fee – the HHG Registry or your broker can advise you of this when you arrange conversion.

(e) Converting HHG Ordinary Shares to HHG CDIs

HHG Ordinary Shares may be converted into HHG CDIs and traded on ASX. Holders of HHG Ordinary Shares may at any time convert those shares to:

- issuer-sponsored HHG CDIs – by lodging their share certificate with the HHG Registry and signing the seller side of an Australian Standard Transfer Form; and
- HHG CDIs sponsored on the CHESS sub-register – by lodging their share certificate with their CHESS participant and signing the seller side of an Australian Standard Transfer Form. The participant will lodge the certificate and transfer form with the HHG Registry and instruct the HHG Registry to establish a CHESS holding.

The HHG Registry will then transfer the securities from the holder's name into the name of the Depositary Nominee and establish an HHG CDI holding in the name of the relevant holder. Holding statements will then be issued to the HHG CDI holder.

Your broker or the HHG Registry can assist you to convert your HHG Ordinary Shares to HHG CDIs. There may be a fee – the HHG Registry or your broker can advise you of this when you arrange conversion.

(f) Dividends and other shareholder entitlements

HHG is required to treat holders of HHG CDIs, in respect of dividends and other entitlements, as if they were the holders of the underlying HHG Ordinary Shares.

HHG CDIs have all the direct economic benefits of legal ownership (such as the right to receive the same dividends, rights issues and bonus issues) to which direct holders of HHG Ordinary Shares are entitled. If a cash dividend or any other cash distribution is declared in a currency other than Australian dollars, HHG will, for a period of 3 years from the Demerger Date, convert that dividend or other cash distribution to which CDI holders resident in Australia are entitled into Australian dollars and distribute it to the relevant HHG CDI holders in accordance with the HHG CDI holder's entitlement. Due to the need to convert dividends from Pounds Sterling to Australian dollars, HHG CDI holders may potentially be advantaged or disadvantaged by exchange rate fluctuations, depending on whether the Australian dollar weakens or strengthens against the Pound Sterling during the period between the declaration of the dividend and conversion into Australian dollars.

(g) Takeovers

If a takeover bid is made in respect of any of the HHG Shares of which the Depositary Nominee is the registered holder, the Depositary Nominee is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorised by the HHG CDI holders in accordance with the SCH Business Rules. The Depositary Nominee must accept a takeover offer if a HHG CDI holder instructs it to do so.

(h) Other rights

As HHG CDI holders will not appear on the HHG Register as legal holders of HHG Shares, any other right conferred on HHG CDI holders may be exercised by means of them instructing the Depositary Nominee.

(i) Meetings

Where HHG CDI holders instruct the Depositary Nominee to appoint the HHG CDI holder or another person nominated for that purpose as its proxy in accordance with the procedures summarised in paragraph (c) above, the proxy so appointed will be able to attend and vote at meetings as the Depositary Nominee's proxy.

(j) Fees

It is expected that an HHG CDI holder will not incur any additional fees or charges as a result of holding HHG CDIs rather than HHG Ordinary Shares, whether as a result of the implementation of the Demerger or in the future except as described in paragraph (d) above.

(k) Trading in HHG CDIs

Holders of HHG CDIs who wish to trade HHG CDIs will be transferring beneficial title to HHG Ordinary Shares rather than legal title. The transfer will be settled electronically by delivery of the relevant HHG CDI holding through CHESS, thereby avoiding the need to effect settlement by the physical delivery of certificates.

10.35 Nature of financial information

Ernst & Young were re-appointed as HHG's auditors on 9 October 2003.

The financial information relating to the HHG Group set out in the Independent Accountants' report in section 13 of this document does not comprise statutory accounts within the meaning of section 240 of the Companies Act (UK). Statutory accounts of HHG and its subsidiaries have been delivered to the Registrar of Companies for each of the three years ended 31 December 2002. The auditors' reports on those accounts were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act (UK).

10.36 Capital Raising by HHG

HHG will not have publicly raised any capital in Australia for three months before the date of lodgement of the ASX listing application and will not seek to raise any capital in Australia for three months after that date.

10.37 Regulation

The HHG Group is subject to regulation in the various jurisdictions in which it operates. The principal regulatory regimes that apply to the HHG Group are the European Union and the United Kingdom, and its primary regulator is the United Kingdom's FSA. In addition, Henderson distributes and offers products in a number of jurisdictions in Continental Europe and the United States, while Towry Law carries on business in a number of Asian and Middle Eastern jurisdictions including Bahrain, Hong Kong and Singapore. This section contains a summary of the principal regulations that are material to the business activities of the HHG Group.

10.37.1 European Union

(a) Overview

The HHG Group's businesses in the United Kingdom and in the other member states of the EU and the EEA are impacted by EU directives, which are implemented through legislation in each member state.

In May 1999, the European Commission launched its Financial Services Action Plan, which specified a number of legislative and other measures with the aim of achieving three strategic objectives: (i) a single market for wholesale financial services; (ii) open and secure retail markets; and (iii) state-of-the-art prudential rules and supervision. Some of these measures have been adopted and many more are currently under consideration. The aim of the European Commission is to create a fully integrated financial services market in the EU by 2005.

(b) Authorisation and "Passporting" in the EU

Under various EU directives, firms carrying on certain types of financial services business, including life insurance, asset management and financial advisory services, are regulated under the "home country control" principle. Under this principle, the prudential regulation of a firm is the responsibility of the regulatory authority in its jurisdiction of incorporation within the EEA. A firm that has been licensed to conduct business in its home jurisdiction may conduct business in all other jurisdictions of the EEA without being subject to the licensing requirements of those other jurisdictions, provided that it satisfies certain notification requirements specified in the relevant EU Directives (in the case of investment business, the relevant directive is the Investment Services Directive; there are separate directives governing passporting of life and non-life insurance business). These rights to conduct business are known as "passport benefits".

Where an investment firm has obtained a passport to conduct its business in other EEA jurisdictions, each host country regulates the conduct of its business and marketing in that jurisdiction. As a result, investment firms carrying on cross-border business in the EU are required to comply with more than one set of conduct of business and marketing rules, which may conflict with each other. The European Commission considers that this is an unacceptable barrier to the efficient conduct of cross-border business and the Investment Services Directive is currently under review. The review contemplates shifting the conduct of business supervision of cross-border service providers to their home country.

(c) Data protection

The EU Data Protection Directive of 1995 promotes personal data privacy rights and harmonises the data protection laws of member states. This directive regulates the collection, processing and use of personal data and, in particular, prohibits the transfer of personal data to countries outside of the EU unless the third party country ensures an adequate level of protection for that data.

(d) Relevant EU initiatives

There are a number of EU initiatives which have either recently been implemented in the United Kingdom or which are due to be implemented in the near future and which will have an impact on the business of the HHG Group. These include:

- two directives of March 2002 which update regulatory capital standards for life and non-life insurers (these are due to be implemented in September 2003);
- the Insurance Mediation Directive of December 2002 which introduces an EU framework for regulation of insurance intermediaries and brokers. This is due to be implemented in January 2005;
- the draft Risk Based Capital Directive of July 2003 which implements the Basel II proposals for EU credit institutions and investment firms. This is due to be implemented in January 2007 at the earliest; and
- the Financial Conglomerates Directive of December 2002 which is due to be implemented by August 2004.

The effect of these Directives is considered below under the discussion of United Kingdom regulation.

10.37.2 United Kingdom

(a) Overview – statutory regime

The HHG Group's businesses in the United Kingdom are principally regulated by the FSA. Under the FSMA, the FSA is the single regulator for the whole United Kingdom financial services industry (including investment business, insurance and banking), with a wide range of rule-making, investigatory and enforcement powers. In discharging its general functions under FSMA, the FSA must, so far as is reasonably possible, act in a way which is compatible with the regulatory objectives, which are: market confidence, public awareness, the protection of consumers and the reduction of financial crime.

A number of the FSA's requirements apply generally to all regulated firms (i.e. irrespective of the financial services sector they belong to). Other requirements are specific to the particular type of business the firm conducts (for instance, the capital requirements for insurers are calculated on a different basis to those applicable to banks and investment firms). Requirements which apply to regulated firms generally are considered in the "General FSA requirements" section below. Requirements specific to each of life insurance and investment business are considered separately below.

(b) General FSA requirements

(i) Authorisation by FSA

A firm wishing to carry out one or more of the activities falling within the scope of the FSMA, known as "regulated activities", must apply to the FSA for permission to carry on these activities unless it is exempt from the need for authorisation or it is able to rely on the EU passporting regime outlined above. The regulated activities under the FSMA are set out in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (the "Regulated Activities Order"). They include (among other things): effecting and carrying out contracts of insurance (whether related to life or non-life insurance), investment management, investment advice, dealing in investments and arranging deals in investments. In order to authorise a firm to carry out regulated activities, the FSA must be satisfied that the firm satisfies a number of threshold conditions. These include, in particular, requirements that the firm is adequately capitalised in relation to the business it proposes to carry on and that it is fit and proper to carry out the proposed business.

(ii) FSA's Principles for Businesses

All FSA authorised firms are required to conduct their affairs in accordance with the FSA's Principles for Businesses. There are 11 principles covering a range of matters. In particular, they require a firm to do the following:

- to conduct its business with integrity and with due skill, care and diligence;
- to take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems;
- to maintain adequate financial resources;
- to pay due regard to the interests of customers and to treat them fairly; and
- to deal with its regulators in an open and co-operative way.

Failure to observe these principles is a ground on which the FSA may exercise its powers of intervention (see below).

(iii) Approved persons regime

Under the FSA's "approved persons regime", individuals who exercise certain functions (known as "controlled functions") in a regulated firm are required to be approved by the FSA as fit and proper to perform the relevant function. The persons who need to be approved include, in particular, directors (both executive and non-executive), chief executives and, in large organisations, certain managers below board level who can exert a significant influence on the business, as well as, in the case of an insurance company, its appointed actuary.

(iv) Senior management, systems and controls

The FSA has a number of rules governing a firm's senior management arrangements, systems and controls. In broad terms, these require the appointment of one or more members of senior management (normally, the chief executive) to take responsibility for: (i) the apportionment of significant responsibilities among directors and senior executives so that it is clear who has responsibility for the different areas of the firm's business, and (ii) overseeing the establishment and maintenance of systems and controls which are appropriate to the particular business. The person with responsibility for these functions is required to be approved by the FSA under its approved persons regime (see above).

(v) Change of control

Under the FSMA, no person (a 'person' may also be a company) may become a controller of a United Kingdom regulated entity without the prior approval of the FSA.

A person will be a controller of a regulated entity ("A") if broadly individually or with associates (i) he holds 10% or more of the shares, or is entitled to exercise or control the exercise of 10% or more of the voting power, in A or in

a parent undertaking ("P") of A or (ii) he is able to exercise significant influence over the management of A or P by virtue of a shareholding or voting power in A or P respectively.

A person who proposes to take a step which would result in his becoming a controller of a regulated entity is required to submit a written notification to the FSA in a prescribed form. The FSA has three months from the date of receipt of the notice to decide whether or not to approve the person as a controller. The FSA's approval of a new controller is deemed to be given if it receives the prescribed notice and does not object within three months (subject to extension if the FSA requires further information). FSA approval is also required where a person who is already a controller proposes to take a step which would, broadly, result in an increase in his shareholding or entitlement to exercise voting power beyond certain specified thresholds, namely, 20%, 33% or 50%. The approval procedure is the same as that which applies to an acquisition of control.

(vi) Investigation and intervention

The FSA has extensive powers to gather information and commence investigations under the FSMA. The FSA also has a number of disciplinary powers that it can exercise in the event of a regulatory breach. It may issue a private warning or a public censure or impose financial penalties. Ultimately the FSA has the power to vary or withdraw a company's authorisation or to petition for its winding up. The FSA also has the power to take disciplinary action against approved persons, which includes the power to censure or fine without limit or to withdraw a person's approval.

(vii) Consumer complaints and compensation

Rules made by the FSA under the FSMA establish a compensation scheme. The scheme provides for compensation to be paid to customers who suffer losses as a consequence of the inability of a regulated firm to meet its liabilities arising from claims made in connection with regulated activities.

A Financial Ombudsman Service has also been set up under the FSMA. This operates independently of the FSA and covers similar disputes as those handled under the previous regimes including, for example, complaints about mis-selling, unsuitable advice, unfair treatment, maladministration, misleading advertising, delay and poor service in relation to products and services provided by firms.

(viii) FSA Handbook

The FSA has the power under FSMA to amend existing or introduce new rules, which it can do having followed a prescribed procedure which includes a period of consultation and a justification for the change.

(c) Life insurance business

(i) Authorisation to transact insurance business

As indicated in the overview section above, no person may conduct insurance business in the United Kingdom unless authorised to do so by the FSA or passported under EU directives. In granting authorisations, the FSA will

consider an applicant's capital resources, its business plan, its underwriting policies, its reinsurance arrangements and its directors and management.

Only products that fall within the classes of business in respect of which an authorisation is granted by the FSA may be underwritten. The FSA will consider applications to underwrite additional classes of business if all regulatory requirements are fulfilled.

Except for certain limited exceptions, life insurance companies may not engage in non-life insurance business and vice-versa, nor may insurance companies engage in any other business activities other than life insurance or non-life insurance, as the case may be. However, a group of companies may engage in life insurance, non-life insurance and other business through different subsidiaries.

(ii) Ongoing review of insurance legislation

The Tiner Report on the regulation of the insurance business was published in October 2002. It identified a number of weaknesses in the existing regime, including the information available to consumers about the products available to them and the investment performance of products, the responsibility placed on management to maintain proper systems and controls and the way in which regulatory capital requirements are calculated. A number of FSA initiatives on matters identified by the Tiner Report are discussed below.

(iii) Regulatory capital requirements and reserves

Introduction

The current regulatory capital regime for United Kingdom authorised insurance companies is derived from various EU directives, and has been in place for many years. In the United Kingdom the detailed rules implementing the EU regime are found in the FSA's Interim Prudential Sourcebook for Insurers ("IPRU(INS)"). This basically reproduces the rules that were previously contained in the Insurance Companies Act 1982, the Insurance Companies Regulations 1994 and other secondary legislation, which were repealed when FSMA came into force in December 2001.

As its name suggests, IPRU(INS) is an interim measure; the FSA is drawing together the capital rules for insurers, banks and investments firms into an Integrated Prudential Sourcebook ("IPS"). For insurers, the IPS will not just replicate the existing rules, it will introduce significant changes to the current regime (see below). The FSA expects the IPS to come into effect for insurers during the course of 2004.

The current regulatory capital regime

Under the current rules set out in IPRU(INS) an insurer must maintain a margin of regulatory capital – the required minimum margin ("RMM"). In simple terms the RMM is a specified surplus of assets over the insurer's liabilities. One third of the RMM, or the fixed amount specified in the rules, whichever is higher, is the guarantee fund. This is the absolute minimum level of surplus required by the regulatory capital regime. The RMM, assets covering the RMM and liabilities are all calculated according to the rules laid down in IPRU(INS).

The formula for the RMM differs depending upon whether the insurer is writing life or non life insurance business. The precise formula also varies for different classes of business. For class I life insurance, for example, the RMM is broadly a fixed percentage of the mathematical reserves added to a fixed percentage of the capital at risk. Mathematical reserves are, in effect, the insurer's provisions for its life insurance liabilities. For with-profits, for example, these will include the benefits guaranteed to policyholders and an assessment of any discretionary future bonuses. The manner in which these liabilities must be calculated is specified in IPRU(INS). The general principle is that long term liabilities must be determined on actuarial principles and with due regard for the reasonable expectations of policyholders.

Mathematical reserves are based on a calculation of expected future cash flows from in force business. Cash flows comprise anticipated future premiums and anticipated benefit payments payable by the insurer to policyholders. Using a discount rate derived from a rate of return on assets, future cash flows are discounted back to a net present value to give the mathematical reserves. The future cash flows and discount rates are adjusted to cater for possible adverse deviations.

An insurer has to hold sufficient assets to cover its mathematical reserves and RMM, however not all assets are admissible for this purpose. Assets have to be valued in accordance with valuation rules contained in IPRU(INS). Any asset that does not have a corresponding valuation rule is inadmissible. In addition, even assets that have a valuation rule are limited in the extent to which they are admissible; exposures to asset categories in excess of the limits set out in IPRU(INS) are inadmissible for regulatory capital purposes.

There are certain other types of asset which, with the consent of the FSA, an insurer can use to cover its reserves and RMM. In particular, implicit items, such as expected future profits, can be used if the FSA grants the insurer a waiver from the rule which requires implicit items to be left out of account.

The basic EU regulatory capital regime has recently been modified by two EU directives, known as Solvency I (one directive amends the life requirements, the other the non-life requirements). The Solvency I directive makes relatively minor adjustments to the existing regime, for example increasing the fixed euro amount of the minimum guarantee fund. The EU Commission is also discussing far more radical changes. This project, known as Solvency II, should eventually give rise to a directive, however this is not expected to appear before 2007.

The Integrated Prudential Sourcebook – the Proposed Capital Regime

The FSA has been concerned that the existing insurance regulatory capital regime does not adequately reflect the various risks to which insurers are subject, and it has issued proposals to change the requirements for both life and non-life insurers. These will be contained in the IPS, which will replace IPRU(INS) for insurers during the course of 2004. The FSA published its initial draft of the IPS in CP97. It has subsequently issued further consultation papers on specific aspects.

The approach of the IPS is to identify the various risks to which insurers are subject, such as credit risk, market risk, operational risk and insurance risk. Some of these risks, such as operational risk, are addressed in the IPS by way of guidance on the systems and controls which insurers should put in

place to mitigate the risk. Other risks, in particular insurance risk, have an explicit capital requirement. The IPS requirements will supplement, rather than replace, the EU regime. The FSA cannot allow a United Kingdom authorised insurer which is covered by the EU directives to hold less capital than would be required under the directives. The directive-based regulatory capital regime will, therefore, continue to set the minimum capital requirement.

The FSA will require companies to carry out an Individual Capital Assessment ("ICA"), based on which the FSA will be able to vary each insurer's regulatory capital requirements. This will assist the FSA to provide Individual Capital Guidance ("ICG") to firms on a confidential basis. ICG will be set with reference to the specific business and control risks faced by each company and will take account of each company's ICA and any margins elsewhere in the business. Companies that can demonstrate that they have identified and have assessed their risk and have appropriate controls to mitigate those risks are expected to receive a lower ICG. In its consultation paper, the FSA has estimated an initial ICG assessment might result in an ICG increase of 25% of the required capital resources across the industry, varying by firm.

Current FSA rules provide an insurer with two options for valuing shares held in a non-insurance group company – the shares may be valued either on a surplus assets basis or on a market value basis. The insurer may adopt the higher of the two valuations. In CP 145, which was published in July 2002, the FSA expressed an intention to remove the market valuation option which would mean that insurers would be required to value shares in non-insurance group companies on a surplus assets basis. The FSA stated that it proposed to make this change when the Financial Conglomerates Directive is implemented in the United Kingdom. It is expected that a consultation paper on implementation of this Directive will be published in October 2003 and that implementation may be as early as January 2005.

Twin peaks

For life insurers with with-profits business the IPS will contain some significant changes to the current regulatory capital regime. These changes focus on the calculation of reserves, and require a comparison of the reserves calculated using a modified version of the current rules against a calculation based on a new realistic basis. The FSA has termed this the "twin peaks" approach. The original twin peaks proposals were first contained in CP143 published in July 2002. CP195, published in August 2003, has refined and revised the approach.

Under the realistic peak, a with-profits insurer must calculate a realistic present value of its expected future contractual liabilities together with projected "fair" discretionary bonus payments to policyholders. The assessment of what is a "fair" discretionary bonus payment will depend upon what the policyholders' reasonable expectations are. These in turn will be linked to the FSA's parallel proposals on with-profits governance and, in particular, the requirement that with-profits insurers publish a document called the Principles and Practices of Financial Management (see below) setting out how the insurer intends to exercise its discretion under with-profits policies.

In order to cater for the risk that the assessment of values for assets and liabilities under the realistic peak turns out to be inaccurate, the FSA is also proposing an additional margin or buffer to be added to the realistic reserve calculation. Called the risk capital margin ("RCM"), this will address risk

factors, such as market, credit and persistency risks, the effect of which could render the realistic calculation inaccurate.

If the calculation of the realistic peak, including the RCM, produces a reserving requirement in excess of the mathematical reserve peak then the difference will give rise to a capital requirement, the with profits insurance capital component ("WPICC") to cover the difference. In addition, under the FSA's proposals the resilience test, which is currently an adjustment to the mathematical reserves, will become an explicit capital requirement, which will apply to all long term insurance business not just with profits.

The capital requirements

Under the IPS the capital resources requirements ("CRR") for insurers will consist of the sum of the various different capital components. For insurers with with-profits liabilities the CRR will comprise: the long term insurance capital component (an adjusted version of the current RMM); the resilience capital requirement; and the with-profits insurance capital component. For long term insurers with non-profit liabilities the capital requirement will consist of the long term insurance capital component and the resilience capital requirement. In each case, subject to the minimum capital requirements set by the EU directives.

(iv) Long term assets and liabilities and restrictions on dividends

Long term business assets (broadly, those assets backing certain life and health insurance policies), must be kept separate from the assets attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate long term fund or sub-fund must be established to hold all receipts of long term business. Only the excess of assets over liabilities in the long term fund is available for other purposes. In practice, the level of assets held in the long term fund will need to remain well in excess of the insurer's long term liabilities. A life insurance company cannot declare a dividend at any time when the assets of its long term business fund do not exceed the liabilities of its long term business.

(v) FSA returns

All United Kingdom authorised insurance companies must submit annual insurance returns to the FSA, together with audited annual UKGAAP financial statements. In some cases, insurance companies are required to submit more frequent returns. The FSA uses the annual return to monitor the insurance company's regulatory capital, or ability to meet current and future claims payments to policyholders. For a life insurance company, the FSA is also concerned that the company is able to meet policyholders' reasonable expectations and the appointed actuary must sign a certificate as to whether admissible assets are sufficient to cover the life insurance liabilities. The directors are also required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of regulatory capital throughout the year, and whether there has been appropriate segregation of life insurance funds from other funds and operations of the business.

(vi) Auditing requirements and appointed actuary

The process of auditing an insurer's financial statements and part of the annual return must be carried out by a qualified and independent auditor who reports on the truth and fairness of the financial statements. Under certain circumstances, the auditor may issue a qualified report. Failure to produce audited financial statements and the annual return as required by relevant regulations may lead to the imposition of sanctions on the insurer. Each insurer carrying on life insurance business must appoint an actuary who will prepare an annual report for the company's directors in relation to the company's life insurance business quantifying the liabilities and confirming the regulatory capital of the long term business fund. The existing appointed actuary regime will be changed for life insurance firms with effect from next year, as discussed below.

(vii) Customer disclosure requirements

FSA rules require the provision of detailed information to customers in connection with the sale of life insurance policies. The customer must be provided with a "key features" document which contains specified information in relation to the product, such as projections of surrender and maturity values based on the insurer's own charges and expenses and details of commissions and fees. Information similar to that provided by way of a key features document must also be provided to the customer after sale of the product in the form of a post-sale confirmation.

(viii) Principles and practices of financial management

The FSA has published changes to its rules which will require insurance companies which write with-profits business to document, in "Principles and Practices of Financial Management" ("PPFM"), how the directors exercise their discretion in managing with-profits funds. Life insurers with with-profits funds will need to take steps to ensure that their corporate governance structures are clear as to how the directors manage competing interests of different groups and generations of policyholders in accordance with the PPFM and provide an independent assessment of the firm's compliance with the PPFM. Funds closed to new business will have to continue to produce a PPFM for their run-off period. The changes are due to come into effect in March 2004 and will require directors to certify annually that the with-profits business has been run in accordance with the PPFM.

(ix) Role of appointed actuary

The FSA has proposed the abolition of the role of the appointed actuary for life insurance firms. This would have the effect of increasing the responsibility of the board and senior management for actuarial aspects of the insurance business. Under the proposals, life insurers would be required to have a person approved to perform a new actuarial function and life insurers which have with-profits business will also have to appoint a with-profits actuary.

(d) Investment business: general

(i) Authorisation to carry on investment business

As indicated in the overview section above, firms carrying on investment business such as selling investments, arranging deals in investments,

managing investments belonging to another person and giving investment advice are required to be authorised by the FSA in respect of the regulated activities which they carry out, unless they fall within one of the exemptions under the FSMA. Exempt persons include "appointed representatives" whose principals accept responsibility for investment business activities carried out on their behalf. Entities in the HHG Group are authorised to undertake a range of investment business.

(ii) Conduct of business rules

Authorised firms are required to comply with the FSA's Conduct of Business rules. These rules contain detailed requirements in relation to, among other things, marketing, provision of pre-contractual information and the entry into and terms of customer agreements, provision of advice, dealing and investment management services, customer reporting and the safeguarding of customer assets. Customers are classified as "intermediate" or "private", with a greater number of rules and protections applying to dealings with private customers. Firms that provide investment advice to private customers are required to ensure the suitability of the products that they recommend.

(e) Investment business: asset management

(i) Bundled brokerage and soft commissions

The FSA has recently proposed changes to its rules relating to the use of bundled brokerage and soft commission arrangements, which are set out in Consultation Paper 176, published in April 2003. The consultation period ended on 10 October 2003. The FSA has indicated that it expects to issue a further consultation paper in January 2004.

Bundling refers to the provision, in addition to trade execution, of certain other services by a broker to an investment manager (such as the provision of research materials or access to the broker's investment analysts) in return for hard commission, payable in cash at an agreed rate on a transaction by transaction basis. These other services cannot usually be purchased separately and are combined or "bundled" with trade execution. Arguably, where an investment manager receives services from the broker in addition to trade execution, it is effectively getting a partial rebate on the commission it paid for the trade execution service. Since, in most cases, no individual price is attributed to the constituent parts of a full broking service, the cost to the investment manager's customer may not be transparent.

Soft commissions are arrangements whereby a broker agrees to pay for services that are supplied directly to the investment manager by a third party (such as market information technology).

The FSA's proposals involve: (i) restricting the goods and services which are additional to trade execution that can be purchased with commission under soft or bundled arrangements; and (ii) limiting the ability of an investment manager to pass through automatically to customers' funds the cost of acquiring additional services.

(ii) FSA Consultation Paper 173

Under the old Investment Management Regulatory Organisation (IMRO) regime, investment management firms were granted a generalised exemption

from consolidated supervision. This changed when the FSMA came into effect on 1 December 2001 – under FSMA, investment management firms that do not wish to submit consolidated financial returns are required to apply for a formal waiver of the rules. In its Consultation Paper 173, published in March 2003, the FSA proposed various changes to its rules with the primary objective of clarifying the existing rules rather than modifying them. It also provided some draft guidance on the factors that the FSA will take into account when considering waiver requests. The guidance indicates that, while each case is decided on its merits, the waiver tests are not likely to be met if the firm's group has a consolidated financial resources deficit.

(iii) Operational risk

In its Consultation Papers 97 (issued in June 2001) and 142 (issued in July 2002) the FSA has outlined proposals for issuing guidance in relation to operational risk. The FSA is expecting to issue such guidance in 2004 which, broadly, will outline the systems and controls which the FSA will expect investment firms to put in place with a view to mitigating the operational risks to which they are exposed.

(f) Investment business: financial advisers

(i) Polarisation

The so-called "polarisation rules" currently require advisers on packaged products (which include life policies, units in regulated collective investment schemes and stakeholder pension schemes) to be either independent and to advise on products from across the market or to be tied to one company (in which case they can sell only that company's products).

The FSA has published proposals to abolish the polarisation rules (in CP166, published in January 2003). Final rules on the FSA's proposals are expected to be implemented in mid-2004. The key elements of the FSA's proposals are as follows:

- the basic polarisation restrictions will be removed. This will mean that firms will in the future be able to sell not only their own products but also the products of any other provider. Existing tied firms will have to decide whether to continue with a tie to a single product provider or to offer a range of products. Firms that offer a range of products will be expected to recommend those products from the range offered which they consider most suitable for the relevant customer;

- firms will be expected to explain clearly to customers the scope of their advice. They will be obliged to provide customers with an initial disclosure document on first contact which makes clear the scope of advice and provides the customer with certain other key information;

- firms may under the new regime continue to hold themselves out as "independent" or as "IFAs" but they may only do so if: (i) they offer advice across the whole of the market and (ii) they offer customers the choice of paying a fee for advice;

- the FSA has proposed the abolition of the "better than best" rule which requires that, when an IFA makes a recommendation to a customer to buy a product which is offered by a product provider "connected" to the

IFA (for these purposes a provider will be regarded as connected to an IFA if the provider owns 10% or more of the IFA), the IFA should do so only if that product is more suitable than any other product generally available. The FSA has proposed that it will replace the rule with additional customer safeguards, including disclosure of any connection between the IFA and the product provider and modification of the FSA's rules prohibiting unfair inducements so that any holding in, or provision of credit to, an IFA will be regarded as an unfair inducement unless it meets a number of specified conditions.

(ii) Regulation of mortgage advice

The United Kingdom government gave the FSA the power to regulate mortgage lending and administration in 2000 and in December 2001 they announced that the FSA would also regulate mortgage advice and arranging. The FSA's regulation of mortgage lending and advice is scheduled to begin on 31 October 2004.

In relation to mortgage advice, the FSA proposes to impose a suitability requirement on mortgage advisers which will be similar to that applicable to advisers generally. The proposals also impose restrictions on firms describing themselves as "independent". These are identical to those considered in relation to the revised polarisation regime above, i.e. an adviser will not be able to describe himself as independent unless he advises or gives information on a range or mortgages representative of the whole market (as opposed to a limited range of products) and he offers the consumer the opportunity of paying fees for this service.

As regulated entities, mortgage advisers will (to the extent this is not already the case) become subject to the general FSA requirements summarised above (see "General FSA requirements" above) including the FSA's Principles for Businesses and its approved persons regime. Mortgage advisers may under the FSA proposals also be required to maintain a minimum amount of capital in support of their business. The level of capital required is however likely to be relatively low – the FSA has proposed in its consultation paper on the issue (CP 174) that an intermediary (including a mortgage adviser) who does not hold client money and carries out no other regulated activities should hold capital of at least the higher of: (i) £5,000 or (ii) 5% of its annual net brokerage income).

(g) Additional matters

(i) Financial Conglomerates Directive

Within the EU there are currently no rules requiring consolidated supervision across all financial sectors; specifically, the insurance regime and the banking/investment firm regimes are maintained separately. In order to address this gap, the EU adopted (in December 2002) the Financial Conglomerates Directive. This Directive must be implemented in Member States by August 2004.

The Directive applies to groups at least one entity of which is in the banking sector or investment sector and at least one entity of which is in the insurance sector. The group must be either headed by a regulated entity in the EU or 40% or more of its activities must be in the financial sector. Additionally, each

of the banking/investment sectors and insurance sectors must be "significant". This is defined to mean that either:

- the average of (a) the ratio of balance sheet total of that financial sector to that of all the financial sector entities in the group and (b) the ratio of the regulatory capital requirements of the same financial sector to the total regulatory capital requirements of the financial sector entities in the group, should exceed 10%; or
- the balance sheet total of the smallest financial sector in the group exceeds 6 billion euro.

The Directive imposes a supplementary prudential capital requirement for financial conglomerates. According to this, regulated entities are required to ensure that own funds are available at the level of the financial conglomerate that are at least equal to the capital adequacy requirements of the conglomerate, calculated in accordance with the Directive. The Directive specifies a number of methods for calculating the requirement – the choice between these methods is at the discretion of the competent authority of the Member State.

The Directive also contains provisions for the monitoring of intra-group transactions and risk exposures. These include a requirement that financial conglomerates have in place adequate risk management processes and internal control mechanisms and a reporting requirement pursuant to which the conglomerate is required to report, at least annually, all significant intra-group transactions and significant risk concentration at the level of the conglomerate.

The FSA has not yet consulted on the implementation of the Directive but is expected to issue a consultation paper in October 2003.

(ii) The draft proposed Risk Based Capital requirements

This draft Directive applies to EU banks and investment firms. It amends the current capital adequacy regime (found in the Banking Consolidation and Capital Adequacy Directives) to take account of the rules proposed by the Basel Committee. This Directive is proposed to be implemented in January 2007 at the earliest. Since the Basel Committee has not yet published a final new Accord, the Directive is at a draft stage and is subject to consultation and amendment as part of the EU parliamentary process.

The current draft Directive proposes a more risk based assessment of capital to be held against credit exposures of a firm together with an extension of eligible collateral and a new charge in respect of operational risk. The extent to which certain "limited licence" investment firms (firms which do not deal as principal or underwrite or place positions on a firm commitment basis) are required to hold capital against operational risks is subject to consultation and debate. The proposal in the draft directive, stated to be subject to the local regulator's discretion, is that such limited licence firms are exempt from the requirement for an operational risk capital charge.

(iii) Data protection

The United Kingdom introduced the Data Protection Act 1998 ("the DPA") in compliance with its obligations under the EU Data Protection Directive of

1995. The DPA regulates the collection, processing and use of personal data in the United Kingdom.

Under the DPA, data controllers are required to register with the Data Protection Commissioner. Certain members of the HHG Group are registered as data controllers with respect to information relating to the Group's customers.

Data controllers must comply with eight data protection principles set out in the DPA, which seek to ensure that (among other things) personal data is processed fairly and lawfully, is obtained only for a specified purpose and is not kept by the data controller for longer than is necessary. If a data controller fails to comply with any of the eight principles, the Data Protection Commissioner may issue an enforcement notice on the data controller requiring compliance with the principles.

(iv) Money laundering

The United Kingdom Money Laundering Regulations 1993 (as amended) require, broadly speaking, any person who carries out financial services business in the United Kingdom to observe certain administrative procedures and checks, which are designed to prevent money laundering occurring. Failure to maintain the necessary procedures is a criminal offence.

10.37.3 FSA approval of the Demerger

The FSA has given its in-principle approval for the Demerger, having received a number of commitments from AMP and HHG. In particular:

- AMP has committed to make a capital injection into the HHG Group and to assume or repay approximately £1 billion of external corporate debt;
- Pearl has given an undertaking to the FSA that it will restrict transfers to shareholder funds from the Pearl 90:10 fund for as long as policyholder benefits require support, and in any event will not release any capital transfers so accumulated within the fund before 2014 without the prior consent of the FSA (see section 7.5.2); and
- Pearl has also agreed that it will not remove any capital or pay a dividend from Pearl without the prior consent of the FSA.

AMP and HHG have agreed to provide the FSA with any material new information that comes to light prior to the Demerger, which will be taken into account by the FSA before it makes a final decision on the Demerger.

11 Scheme of Arrangement

Scheme pursuant to section 411 of the Corporations Act 2001 (Cwlth) between:

AMP Limited (ABN 49 079 354 519)

and holders of its **fully paid ordinary shares**

1 Scheme conditions

1.1 Conditions precedent to the Scheme

The Scheme is conditional upon the following conditions precedent:

(a) the passing of the Capital Adjustment Resolution;

(b) the approval of the Scheme by the requisite majority at the meeting of AMP Shareholders convened by the Court pursuant to section 411 of the Corporations Act;

(c) the approval of the Scheme, with or without modification, by the Court making an order under section 411(4)(b) of the Corporations Act;

(d) the approval of ASX for the admission of HHG to the ASX official list and for official quotation of HHG CDIs on ASX, subject only to the Scheme taking effect and such other conditions that are acceptable to the AMP Board;

(e) the lodgement with ASIC pursuant to section 411(10) of the Corporations Act of an office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act;

(f) between the date of the Booklet and the Scheme Meeting, a majority of the directors of AMP recommending and not changing or withdrawing their recommendation to AMP Shareholders to vote in favour of the Scheme;

(g) all Regulatory Approvals being obtained before 9.00am (Sydney time) on the Second Court Date either unconditionally or on conditions reasonably satisfactory to the AMP Board;

(h) the English Court sanctioning the HHG Capital Reduction; and

(i) the underwriting agreement dated 10 October 2003 between AMP, Macquarie Equity Capital Markets Limited and UBS Advisory and Capital Markets Australia Limited not being terminated in accordance with its terms at the Second Court Date.

1.2 Waiver of certain conditions precedent

Each of the conditions precedent in clause 1.1 are for the benefit of AMP. The conditions precedent in clauses 1.1 (g) and (i) may be waived by AMP. Any such waiver must be in writing in order for the waiver to be effective.

1.3 Certificate in relation to conditions precedent

AMP will provide to the Court on the Second Court Date a certificate confirming whether or not all the conditions precedent in the Scheme (other than the conditions in clauses 1.1(c) and (e)) have been satisfied or waived.

1.4 Effective Date

The Scheme will be considered to take effect for all purposes on and from the Effective Date.

1.5 End Date

The Scheme will lapse and be of no further force or effect if the conditions precedent set out in clause 1.1 have not been fulfilled or waived on or before the End Date.

2 Capital adjustment

On the Demerger Date, pursuant to the Capital Adjustment Resolution, AMP will:

(a) reduce its share capital by cancelling the Cancellation Number of Scheme Shares for each Scheme Shareholder; and

(b) convert the Remaining Number of Scheme Shares of each Scheme Shareholder to a larger number of shares equal to the Original Number of Scheme Shares for that Scheme Shareholder.

3 Scheme mechanics

3.1 Application of Cancellation Entitlement

Subject to clause 3.2, the Cancellation Entitlement of each Scheme Shareholder will, on the Demerger Date, be applied by AMP as consideration for the issue by HHG to that Scheme Shareholder of that number of HHG Ordinary Shares which is equal to the Original Number for that Scheme Shareholder on the Record Date.

3.2 Manner of issue of HHG Shares

Subject to clause 3.4, AMP must procure:

(a) in the case of a Scheme Shareholder who is a CDI Holder, the issue of:

  (i) the HHG Ordinary Shares to which the CDI Holder is entitled under clause 3.1 to the Depositary Nominee; and

  (ii) one HHG CDI for each HHG Ordinary Share to which the CDI Holder is entitled under clause 3.1 to the CDI Holder;

(b) in the case of a Scheme Shareholder who is an Ineligible Overseas Shareholder either:

  (i) the issue of the HHG Ordinary Shares to which the Ineligible Overseas Shareholder is entitled under clause 3.1 to the Sale Agent (on the terms of clause 3.3); or

(ii) the issue of:

(A) the HHG Ordinary Shares to which the Ineligible Overseas Shareholder is entitled under clause 3.1 to the Depositary Nominee; and

(B) one HHG CDI for each HHG Ordinary Share to which the Ineligible Overseas Shareholder is entitled under clause 3.1 to the Sale Agent (on the terms of clause 3.3); and

(c) in the case of all other Scheme Shareholders, the issue by HHG of the HHG Ordinary Shares to which the Scheme Shareholder is entitled under clause 3.1 to that Scheme Shareholder.

3.3 Ineligible Overseas Shareholders

As soon as reasonably practicable after the Listing Date, AMP will procure that the Sale Agent:

(a) sells all the HHG Shares issued to the Sale Agent under clause 3.2(b) or clause 3.4(b), as applicable;

(b) accounts to the Ineligible Overseas Shareholder for the proceeds of sale and any income attributable to those HHG Shares (on an averaged basis so that all Ineligible Overseas Shareholders receive the same price for each HHG Share, subject to rounding down to the nearest whole cent); and

(c) remits the proceeds of sale in respect of the Ineligible Overseas Shareholders and any income attributable to the HHG Shares sold under clause 3.3(a), such proceeds and income to be dispatched by mail to the Ineligible Overseas Shareholder's Registered Address by cheque in:

(i) Australian currency drawn on an Australian bank;

(ii) British currency drawn on an English bank; or

(iii) if AMP so decides, the currency of the jurisdiction in which the Ineligible Overseas Shareholder's Registered Address is situated, being converted at the exchange rate between that currency and the Australian currency at a date not more than 15 Business Days after the sale of the last of the Ineligible Overseas Shareholders' entitlements.

3.4 No LSE listing

If AMP, in its absolute discretion, decides not to proceed with the listing of HHG on LSE, AMP must procure:

(a) the issue of the HHG Ordinary Shares to which each Scheme Shareholder is entitled under clause 3.1 to the Depositary Nominee;

(b) the issue of one HHG CDI for each HHG Ordinary Share to which each Scheme Shareholder is entitled under clause 3.1:

(i) in the case of each Ineligible Overseas Shareholder, to the Sale Agent; and

(ii) in the case of each other Scheme Shareholder, to that Scheme Shareholder.

3.5 Instructions to the Depositary Nominee

Each Ineligible Overseas Shareholder, without the need for any further act, irrevocably instructs the Depositary Nominee to do all things necessary, if either clause 3.2 (b)(ii) or clause 3.4 applies, to issue to the Sale Agent HHG CDIs in respect of the HHG Ordinary Shares to which the Ineligible Overseas Shareholder is entitled.

4 Implementation arrangements

4.1 Appointment of agent

Each Scheme Shareholder, without the need for any further act, irrevocably appoints AMP as its agent for the purpose of executing any document or doing any other act necessary to give effect to the terms of the Scheme, including without limitation:

(a) the execution of any form required to effect the issue of HHG Shares to the Scheme Shareholder, the Sale Agent, the Depositary Nominee or any other person in accordance with the terms of the Scheme;

(b) the communication of the Scheme Shareholder's agreement under clause 4.2 and instructions under clause 4.3; and

(c) the enforcement of the HHG Deed Poll against HHG.

AMP, as agent of each Scheme Shareholder, may subdelegate its functions under this clause 4.1 to any or all of its directors and secretaries (jointly and severally).

4.2 Agreement to become a member of HHG

Each Scheme Shareholder who will receive HHG Ordinary Shares agrees to become a member of HHG, to have their name entered in any register of members of HHG and to accept the HHG Ordinary Shares issued to them and to be bound by the memorandum and articles of association of HHG.

4.3 Instructions to AMP

Except for a Scheme Shareholder's tax file number, binding instructions or notifications between a Scheme Shareholder and AMP relating to Scheme Shares or a Scheme Shareholder's status as an AMP Shareholder (including, without limitation, any instructions relating to payment of dividends or communications from AMP) will (to the extent permitted by law), from the Record Date, be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, HHG in respect of the HHG Shares issued to Scheme Shareholders until those instructions or notifications are, in each case, revoked or amended in writing addressed to HHG at its share registry.

4.4 Dispatch of holding statements and share certificates

As soon as practicable after the Demerger Date, AMP will procure that HHG sends uncertificated holding statements or share certificates (as applicable) by prepaid post for the HHG Shares to which the Scheme Shareholders are entitled:

(a) in the case of Ineligible Overseas Shareholders, to the Sale Agent;

(b) in the case of all other Scheme Shareholders to their Registered Address at the Record Date,

unless that Scheme Shareholder has directed otherwise.

4.5 Dealings in AMP Shares by Scheme Shareholders

For the purpose of establishing who are Scheme Shareholders and their respective entitlements, dealings in AMP Shares will be recognised by AMP provided that:

(a) in the case of dealings of the type to be effected on the Clearing House Electronic Subregister System, the transferee is registered as the holder of the AMP Shares on the cum-entitlement register of AMP Shareholders maintained under section 12.2 of the SCH Business Rules on or before the Record Date;

(b) in the case of dealings of the type effected on the Fully Automated Trading and Electronic Registration System of the New Zealand Stock Exchange, the transferee is registered as the holder of the AMP Shares on or before the Record Date; or

(c) in all other cases, if registrable transfers or transmission applications in respect of those dealings are received at the AMP Securities Registry on or before the Record Date.

4.6 Scheme Shareholders' consent

Scheme Shareholders consent to AMP doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds AMP and all of the AMP Shareholders from time to time (including those who do not attend the meeting of AMP Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

4.7 Amendments to the Scheme

Should the Court propose to approve the Scheme subject to any alterations or conditions, AMP may, by its counsel, consent to those alterations of conditions on behalf of all persons concerned (including a Scheme Shareholder).

4.8 Scheme binding

To the extent of inconsistency between the Scheme and AMP's constitution, the Scheme overrides AMP's constitution and binds AMP and all AMP Shareholders.

4.9 Further steps

AMP will execute all deeds and other documents and do all acts and things as may be necessary, incidental or expedient for the implementation and performance of the Scheme.

4.10 Costs

AMP will pay any costs which are payable on or in respect of the Scheme or on any document referred to herein, including, without limitation, all costs and brokerage payable in connection with the issue to Scheme Shareholders, the Sale Agent or the Depositary Nominee of HHG Shares in accordance with this Scheme.

4.11 Governing law and jurisdiction

The Scheme is governed by the law in force in New South Wales, Australia. The parties submit to the non-exclusive jurisdiction of the courts of New South Wales, Australia.

5 Definitions and interpretation

5.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

Aggregate Cancellation Amount means the Australian dollar equivalent to £1,105 million calculated by AMP by reference to Reuters page RBA26 on the Demerger Date (or if that page is unavailable for any reason, an equivalent reference selected by AMP in its sole discretion).

AMP means AMP Limited (ABN 49 079 354 519).

AMP Board means the board of directors of AMP.

AMP Register means the register of AMP Shareholders maintained under section 169 of the Corporations Act.

AMP Securities Registry means Computershare Investor Services Pty Ltd (ABN 48 078 279 277).

AMP Share means a fully paid ordinary share in the capital of AMP.

AMP Shareholder means a holder of AMP Shares.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

Booklet means the booklet containing the explanatory statement as required by Part 5.1 of the Corporations Act relating to the Scheme, notices of meetings in relation to the Capital Adjustment Resolution and the Scheme and other information (including any supplementary information) relating to any or all of the above matters and distributed to AMP Shareholders.

Business Day means a trading day as defined in the Listing Rules.

Cancellation Entitlement means, for each Scheme Shareholder:

CN x VWAP

where,

CN is the Cancellation Number.

Cancellation Number means, for each Scheme Shareholder, the number of Scheme Shares equal to:

$$ON \times \frac{ACA}{VWAP \times TSS}$$

where,

ON is the Original Number for that Scheme Shareholder;

ACA is the Aggregate Cancellation Amount;

TSS is the total number of Scheme Shares.

The Cancellation Number may include a fraction of a Scheme Share.

Capital Adjustment Resolution means an ordinary resolution of AMP Shareholders in the form set out in the notice of general meeting contained in the Booklet sent to AMP Shareholders.

CDI means a CHESS Depositary Interest.

CDI Holder means a Scheme Shareholder who has a Registered Address outside the United Kingdom, Ireland, France and the Channel Islands other than any such Scheme Shareholder who is an Ineligible Overseas Shareholder.

Corporations Act means Corporations Act 2001 (Cwlth).

Court means the Federal Court of Australia.

Demerger Date means the fourth Business Day after the Record Date or such other date as determined by the AMP Board.

Depositary Nominee means CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506), a wholly owned subsidiary of ASX.

Effective Date means the date on which the office copy of the Court order approving the Scheme is lodged with ASIC pursuant to section 411(10) of the Corporations Act or such other date as determined by the AMP Board.

End Date means 31 January 2004 or such later date as is specified by the AMP Board and approved by the Court.

English Court means the High Court of Justice of England and Wales.

FSA means the Financial Services Authority.

HHG means HHG PLC (registered in England and Wales, company number 02072534).

HHG Capital Reduction means the capital reduction pursuant to section 135 of the Companies Act 1985 (United Kingdom) referred to in paragraph 10.24 of the explanatory memorandum issued in connection with this Scheme.

HHG CDIs means CDIs, each of which represents a beneficial holding in an underlying HHG Ordinary Share.

HHG Deed Poll means the deed poll so entitled entered into by HHG on or about 16 October 2003.

HHG Ordinary Shares means a fully paid ordinary share in the capital of HHG.

HHG Share means a HHG CDI or a HHG Ordinary Share, as applicable.

Ineligible Overseas Shareholder means a Scheme Shareholder who is a citizen or a resident of a jurisdiction outside Australia or whose address in the AMP Register is a place outside

Australia and its external territories, unless AMP is satisfied before the Effective Date that HHG is not precluded from lawfully issuing HHG Shares to the Scheme Shareholder either unconditionally or after compliance with conditions which the AMP Board in its sole discretion regards as acceptable and not unduly onerous.

Listing Date means the date on which trading in HHG Shares (on a deferred settlement basis or otherwise) commences on ASX, LSE or other stock exchange.

Listing Rules means the official listing rules of ASX.

LSE means London Stock Exchange plc.

Original Number means, for each Scheme Shareholder, the number of Scheme Shares held on the Record Date.

Record Date means 5.00pm (Sydney time) on the fourth Business Day after the Effective Date or such other date as approved by ASX.

Registered Address means, in relation to an AMP Shareholder, the address shown in the AMP Register.

Registrar of Companies means the Registrar of Companies in England and Wales.

Regulatory Approvals means such approvals, consents, waivers or other acts from or by Regulatory Authorities as are necessary or, in the reasonable opinion of AMP, desirable to implement the Scheme.

Regulatory Authority includes:

(a) the Australian Prudential Regulation Authority, ASX, ASIC and the Australian Competition and Consumer Commission;

(b) a UK Regulatory Authority;

(c) a government or governmental, semi-governmental or judicial entity or authority;

(d) a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; and

(e) any regulatory organisation established under statute.

Remaining Number means, for each Scheme Shareholder, the number of Scheme Shares equal to:

ON – CN

where,

ON is the Original Number for that Scheme Shareholder; and

CN is the Cancellation Number for that Scheme Shareholder.

The Remaining Number may include a fraction of a Scheme Share.

Sale Agent means AMP or such other person nominated by AMP to sell or facilitate the transfer of the HHG Shares attributable to Ineligible Overseas Shareholders under the terms of the Scheme and who will hold those HHG Shares on the terms of clause 3.3.

SCH Business Rules means the SCH Business Rules issued by ASX Settlement and Transfer Corporation Pty Ltd as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX Settlement and Transfer Corporation Pty Ltd.

Scheme means the scheme of arrangement between AMP and the AMP Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Meeting means the meeting of AMP Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Share means an AMP Share on issue at the Record Date.

Scheme Shareholder means a person registered on the AMP Register at the Record Date as the holder of a Scheme Share as provided for in clause 4.5.

Second Court Date means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving the Scheme is first heard.

UK Regulatory Authority means the FSA, the LSE or any other competent UK regulatory authority (including any successor authority of the FSA or the LSE).

VWAP means the volume weighted average price of AMP Shares on ASX for the 10 Business Days ending on the Business Day immediately prior to the date of the Scheme Meeting.

5.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases have the same meaning (if any) given to them in the Corporations Act;

(b) each gender includes each other gender;

(c) references to persons include references to individuals, corporations, other bodies corporate or bodies politic;

(d) references to paragraphs or clauses are to a paragraph or clause of this document;

(e) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(f) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) if a time period is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(h) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later; and

(i) the interpretation of a substantive provision is not affected by any heading.

12 Independent Expert's report

ROTHSCHILD

16 October 2003

The Directors
AMP Limited
Level 34
33 Alfred Street
SYDNEY NSW 2000

Dear Directors

Independent Expert's Report on Demerger Proposal

1. Introduction

1.1. The Demerger

AMP Limited ("AMP") is a leading Australian-based financial services company with significant life insurance and wealth management businesses in Australia, New Zealand and the UK. AMP's three main businesses are:

- AMP Financial Services ("AFS"), which includes Australia and New Zealand's largest life insurer and financial planning network;
- UK Life Services, comprising the UK life insurance companies, Pearl, London Life, National Provident Life and NPI; and
- Henderson Global Investors ("HGI"), a fund manager with significant operations in the UK, Europe and Australia.

AMP also owns the Towry Law financial planning group in the UK as well as a number of businesses which can be considered non-core. These include Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI), as well as Virgin Money (a 50:50 joint venture with the Virgin group).

On 1 May 2003 AMP announced a proposal to separate its existing business in Australia and New Zealand from its existing business in the United Kingdom (the "Demerger").

The Australian-based company will retain the "AMP" name after the Demerger and will comprise AFS, HGI's Australian and New Zealand operations, and Cobalt / Gordian. AMP will continue to be listed on the Australian and New Zealand stock exchanges.

N M Rothschild & Sons (Australia) Limited A.B.N. 32 008 458 366

Sydney
Level 16, No. 1 O'Connell Street Sydney NSW 2000
PO Box R237 Royal Exchange NSW 1223
Telephone +61 2 9323 2000
Facsimile +61 2 9323 2040

Melbourne
Level 21, No. 120 Collins Street Melbourne VIC 3000
PO Box 18085 Collins Street East VIC 8003
Telephone +61 3 9656 4600
Facsimile +61 3 9656 4950

Perth
Level 21, No. 140 Saint Georges Terrace Perth WA 6000
PO Box Z 5339 Perth WA 6831
Telephone +61 8 9289 8000
Facsimile +61 8 9289 8010

The UK-based company will be called HHG plc ("HHG") after the Demerger and will comprise UK Life Services, HGI's northern hemisphere businesses (primarily in the United Kingdom and Europe) ("Henderson"), Towry Law and AMP's 50% interest in Virgin Money. The listing of HHG is being sought on both the London and Australian stock exchanges.

For the purposes of this report "AMP" is used to describe the AMP group as it exists both before and after the Demerger; "HHG" is similarly used to describe the UK-based group.

1.2. Capital cancellation and scheme of arrangement

The Demerger will be executed through a capital cancellation and a scheme of arrangement. Further details on the mechanics of the capital cancellation and scheme are set out in the Explanatory Memorandum.

Immediately after the Demerger, existing AMP shareholders (except certain ineligible overseas shareholders) will hold the same broad economic interests in AMP's assets as they do currently, but these will be held in two separately listed companies, AMP and HHG. They will actually hold the same number of shares in AMP and in HHG as they hold in AMP before the Demerger. The market value of an AMP share after the Demerger is expected to be below its current level as a result of the transfer of HHG from AMP to AMP shareholders.

1.3. Financial restructuring of the AMP group

A financial restructuring of the AMP group will be implemented as part of the Demerger. Immediately after the Demerger:

- AMP will have external corporate debt of around $2.6 billion and own 15% of HHG's issued ordinary share capital;
- AMP intends to redeem all the Reset Preferred Securities ("RPS") on issue at their face value of $100, to be financed by an underwritten $1.2 billion rights offer of new AMP ordinary shares (the "AMP Rights Offer");
- HHG will have around £59 million ($148 million) in external corporate debt, its prior liabilities to AMP having been settled, and the balance of its prior external corporate debt having been assumed, by AMP;
- HHG intends to conduct an equity capital raising by 30 June 2004 to raise at least £100 million with interim support from an investment bank (the "Bank") provided by way of an issue of convertible loan notes; the principal purpose of this is for HHG to move to a controlling interest in AMP Invest, the parent company of Henderson, with the balance continuing to be held by the Pearl shareholders' fund; in the event that there is a material adverse change to the business of HHG, the Bank will be able to terminate the agreement and AMP has provided a standby commitment to acquire the convertible loan; and
- all material intra-group guarantees between HHG and AMP will be extinguished.

2. Purpose of the Report

The AMP Board has asked N M Rothschild & Sons (Australia) Limited ("Rothschild") to prepare an Independent Expert's Report to provide the following opinions:

- whether the Demerger is in the best interests of AMP shareholders and the reasons for that opinion;
- as the Demerger includes a capital cancellation, whether the Demerger is fair and reasonable to shareholders as a whole;
- whether the capital cancellation materially prejudices the ability of AMP to pay its creditors;
- whether the methodology of the adjustment to the exercise price of options issued under the AMP executive and employee option plans is fair and reasonable to AMP ordinary shareholders, and to comment on the effect of the adjustment; and

- whether the cancellation of the preference shares ("RPS Preference Shares") which were issued by AMP as part of the RPS structure ("RPS Preference Shares Cancellation") is fair and reasonable to shareholders as a whole.

This letter is a summary of our full report and addresses principally the impact of the Demerger on AMP shareholders. The rationale for our opinions in relation to the ability of AMP to pay its creditors as a result of the capital cancellation, in relation to the adjustment to the exercise prices of options and in relation to the cancellation of preference shares is set out in our full report.

Rothschild is independent of AMP and its remuneration for preparing this report does not depend upon the Demerger or the RPS Preference Share Cancellation being approved.

3. Summary of Rothschild Opinion on the Demerger

The proposal before AMP shareholders is either to vote in favour of the Demerger, as recommended by the Board, or to continue with the current group structure by voting against the Demerger.

It is our view that the Demerger will provide two key benefits which will outweigh the costs and disadvantages. First, we believe that implementation of the Demerger should help to arrest any further decline in the value of AMP arising specifically from the problems faced by AMP's UK Life Services business. As a result of these problems in the UK, AMP has experienced a decline in the perception of its brand in Australia which has caused commercial damage. In the event the Demerger does not proceed, we believe that this brand contagion could continue to have an adverse impact on the value of AMP's shares over time.

Secondly, AMP has a number of businesses attractive to third parties, of which the Australian businesses would be the most prized assets. However, the ability to realise full value for these assets through a takeover of AMP is constrained by its exposure, under the current group structure, to the risks and vulnerabilities of UK Life Services. AMP's attraction to a potential acquiror is therefore likely to be increased by the Demerger which will distance AMP from these risks and vulnerabilities. The Chief Executive of National Australia Bank, which increased its holding in AMP at the end of August 2003, has explicitly confirmed this by commenting that National Australia Bank "has no interest in acquiring AMP while AMP owns its UK business".

There is, in addition, a long-term strategic argument which favours separating the UK business from AMP's Australasian businesses. This argument is based on the fact that the market positions of the Australasian and UK businesses are substantially different. On the one hand, AMP is one of the leading life insurance and wealth management groups in Australia and New Zealand, whilst on the other hand, Henderson is a mid-market player in funds management and UK Life Services is closed to new business. The risk/ reward profiles of AMP and HHG are consequently different and there is little or no economic value in having them both grouped under one corporate structure. The Demerger will allow investors to choose whichever profile suits them, by enabling them to hold shares in either or both of AMP and HHG.

Finally, the basic economic rationale behind demergers is that the combined market value of the two parts will be greater than that of the whole. In the case of AMP, we are of the view that, once the Demerger documentation becomes publicly available, the two key benefits of the Demerger outlined above will then largely be reflected in its share price. This has already risen substantially since August 2003 and is now reflecting the greater degree of certainty associated with the Demerger structure and process. As a consequence (and in the absence of new information being released to the stock market), we do not expect the combined market capitalisations of AMP and HHG immediately after the Demerger to stand at a substantial premium to AMP's market capitalisation following publication of the Demerger documentation (unless AMP becomes immediately subject to a takeover offer, in which case a control premium would be expected to arise). Further, if the Demerger were not to be implemented as a result of shareholders voting against the proposal, it is

our view that the share price of AMP would fall after the vote (assuming the current share price were to be maintained until then).

Our opinion is predicated on the basis that at the date of this report no offer has been made to acquire HHG (in whole or in part) on terms which can be considered preferable to the Demerger proposal. In the event that such an offer is made, Rothschild reserves the right to reconsider its opinion. Subject to this, it is our opinion that the proposed Demerger is in the best interests of AMP shareholders as a whole.

4. Context of the Demerger Proposal

The proposed Demerger represents a significant change in strategic direction for AMP. It is, therefore, important to address the background and rationale for the change in strategy as well as the specific benefits and disadvantages of the Demerger proposal.

4.1. The international expansion of AMP

The businesses which today constitute AMP are a product of the former management's strategy during the last fifteen years to expand the group internationally. In the latter half of the 1980s, AMP was the leading life insurance and wealth management business in Australia with few overseas interests. Following the stock market crash in 1987, the then management decided to increase substantially the scale of their small UK business with a view to capitalising on the perceived growth opportunities in the UK life and savings market. As a consequence AMP acquired London Life in 1989 and Pearl the following year, both UK life insurance businesses.

Following the announcement in 1997 of the intention to demutualise, the Board continued its international expansion and acquired Henderson, National Provident and Towry Law over the next four years. The net effect of this international expansion strategy was that in recent years AMP's UK businesses accounted for around half of AMP's total capital employed.

4.2. Life insurance and equity markets

Favourable investment market conditions through the majority of the 1990s together with an ageing demographic profile increased the demand for life insurance and wealth management products, both in Australia and the UK. The operating profitability of life insurance companies was heavily geared to the performance of equity markets and AMP enjoyed substantial growth during the 1990s as the demand for its products was accompanied by rising equity markets.

The chart below illustrates the performance of equity markets since 1990, showing the strong performance experienced by the US and the UK markets during the 1990s, and the decline from 2000 until earlier this year. It is clear that the Australian equity market did not rise as steeply as the UK or the US markets, but its decline has not been as severe.


Share price (rebased to 100)
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0
1990
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S&P 500
FTSE 350
ASX All ords

Source: Bloomberg

4.3. Effect of deteriorating equity markets on AMP

Life companies rely on investment income for a significant proportion of their profitability and on asset values for meeting regulatory capital requirements. During the 1990s UK life companies enjoyed the benefits of strong growth in the equity markets and built up considerable levels of surplus funds ("free assets") over and above those needed to satisfy policyholder liabilities and regulatory requirements. In many cases these funds were augmented by "inherited estates", which were derived principally from the retention of surpluses from previous years. High levels of free assets encouraged life companies to invest heavily in equities in an attempt to increase returns and provided capital for companies such as AMP to fund acquisitions. During this period AMP invested a considerable amount of Pearl's capital by acquiring, inter alia, Henderson and National Provident.

As the equity market declined and interest rates fell, many life companies experienced a reduction in their financial strength. Life funds, such as Pearl, experienced the greatest strain as a result of guarantees payable to with-profits policyholders and many required capital support from their parent company or raised capital themselves. A number of life funds closed to new businesses. Pearl itself became unable to meet its required minimum margin during 2002 and AMP injected around $1.4 billion in additional capital into its UK businesses that year.

4.4. Change in UK strategy

Following the appointment of the current Chief Executive Officer in September 2002, AMP announced a strategic review and a management restructuring. This review resulted in the separation of its UK life insurance operations into two businesses – life funds closed to new business and contemporary businesses which continued to sell products – as well as the sale of the manufacturing of non-Australian banking products. The strategic review had a significant financial impact: AMP incurred a $1.6 billion charge, in the form of write-downs in the market value of (mainly) UK subsidiaries and provisions for transformation costs, in the accounts for the year to 31 December 2002.

As the equity market in the UK continued to fall, the new management team at AMP was faced with the challenge of managing the deteriorating capital position of AMP's UK life funds and addressing the continuing adverse impact upon the AMP brand in Australia. Management responded by limiting the downside through reducing the life funds' equity positions and by extending the equity derivatives program, while at the same time exploring longer-term strategic options for AMP. As a result, the Board of AMP announced in May 2003:

- the proposed Demerger;
- further write-downs totalling $2.6 billion in connection with the reduction in value of the UK operations and restructuring provisions; and
- an equity capital raising to facilitate the Demerger through the elimination of financial links between the UK and Australian businesses and the reduction of external debt; this capital raising brought in a total of $1.7 billion from institutional investors and some retail shareholders.

5. AMP's share price performance

The development of AMP since its listing on the ASX in June 1998 is reflected in its share price as shown below.


140
120
100
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60
40
20
0
Share price (rebased to 100)
FTSE 350 Life Assurance Index
AXA AP
AMP
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03

Source: Iress, Bloomberg

The share price of AMP and its closest Australian listed comparator, AXA Asia-Pacific, show strong correlation over the period from AMP's listing to early 2002. Over that period AMP's share price underperformed the FTSE Life Index in the UK despite the fact that it had more capital invested in the UK than in Australia. From early 2002, however, AMP's share price tracked the FTSE Life Index down, reflecting the equity markets' concern surrounding the capital position of AMP's UK business. In other words, AMP's share price did not reflect the benefits of positive market conditions in the UK in the three years following listing but once the effects of the market downturn on the capital positions of UK life insurers became clear, AMP took on the negative characteristics of a UK life company. More recently, the AMP share price has moved strongly upwards from its low of $4.35 on 7 August 2003 as a result of National Australia Bank expressing an interest in acquiring AMP after the Demerger.

6. Assessment of the Demerger

6.1. Introduction

In forming an opinion on whether the Demerger proposal is in the best interests of AMP shareholders as at the date of this report, Rothschild needs to assess whether the Demerger proposal is the strategic option most likely to deliver maximum value to AMP shareholders over time. In forming an opinion as to whether the capital cancellation is fair and reasonable to AMP shareholders as a whole, Rothschild considers that the same analysis should be used since the Demerger is to be effected by an interdependent capital cancellation and scheme of arrangement.

We have reviewed the strategic options considered by the Board and in our view the three realistic options open to AMP are:

- a sale of HHG, in whole or in part;
- the retention of the current group structure; and
- a demerger.

Since the announcement of the proposed Demerger in May 2003, AMP has received conditional proposals from a number of parties to acquire all or part of HHG. We believe that a trade sale of HHG (in whole or in part) could deliver value to shareholders. As at the date of this report none of these conditional proposals is so advanced or so certain in its terms that it can be considered preferable to the Demerger proposal. However, it is possible that the Board of AMP could reach agreement with one of the parties on mutually acceptable terms following the date of this report. In those circumstances the Board of AMP would have to reconsider its recommendation of the Demerger and advise shareholders accordingly.

In the absence of any concrete offer to acquire HHG, we assess below whether there is greater ability to maximise the value of AMP's assets under the existing group structure or under the Demerger proposal. Our assessment is structured as follows:

- key benefits;
- other benefits;
- costs and consequences;
- other disadvantages;
- risks;
- implications of the Demerger not being implemented;
- valuation considerations; and
- conclusions.

6.2. Key benefits

6.2.1. Commercial rationale for decoupling the UK business

The underlying commercial rationale for decoupling the UK business from the Australian-based business is driven by the following:

- the potential further damage to the AMP brand in Australia and New Zealand caused by the ongoing challenges in the UK life business;
- the insulation of AMP in Australia and New Zealand from any continuing demands for capital from HHG;
- the operational synergies being along geographic rather than business lines;
- the benefits of senior management focus;
- the different strategic positions of AMP and HHG in their respective markets; and
- the differences between the UK and Australian wealth management markets.

In our view, it is the potential damage to the AMP brand in Australia and New Zealand which is the most critical commercial reason for decoupling the UK business.

6.2.2. Brand damage

Critical to any decision by an investor as to where to place funds will be investment performance, pricing, service levels and the brand. The relative importance of these factors will vary from time to time and from individual to individual, but the strength of the brand can be expected to be a significant influence in decision-making.

Market research and empirical data demonstrate that the AMP brand has suffered serious damage since the start of 2002 as financial planners and retail customers have lost confidence and trust in AMP and that the reason behind this lies principally in the problems faced by AMP in the UK. As a result, commercial and financial damage to the business in Australia has been felt, but it has not been as severe to date as it might have been. However, what the data cannot show is the opportunity cost associated with AMP's recent difficulties ie. the additional business which AMP might have gained if the UK problems had not arisen. More critical still is the lasting commercial damage that could be caused by any continuing instability deriving from the UK, which is not out of the question given the weak regulatory capital position of UK Life Services.

The Demerger should help to protect AMP from further value erosion arising from brand damage.

6.2.3. Removal of structural impediments to a takeover of AMP

The rise in the AMP share price at the end of August 2003 (resulting from National Australia Bank announcing its interest in AMP's Australian businesses and acquiring shares in AMP) has highlighted the fact that AMP has a number of businesses which are attractive to third parties. However, the ability to realise full value from a takeover of AMP under its current structure is constrained, in particular, by its exposure to the risks and vulnerabilities of its UK Life Services division.

For AMP, its decoupling from these UK risks is likely to increase its appeal to a potential acquiror. This has already been demonstrated by a statement from National Australia Bank's Chief Executive that it "has no interest in acquiring AMP while AMP owns its UK business". AMP's strong market position in Australia and New Zealand could also be attractive to one of the other major banks in Australia which could well see advantage in merging AMP with its own wealth management business to create Australia's premier banking and wealth management group. Similarly, overseas life insurance companies and overseas banks are more likely to be interested in acquiring AMP after the Demerger rather than under its current structure.

For HHG, its separate listing will permit those parties who tabled a bid in the lead-up to the Demerger to revisit the situation and make a formal approach to take over the newly listed company if they feel so inclined. The UK Life Services division is only likely to be of interest to a small number of parties who have experience in managing the run-off of closed life books. On the other hand, Henderson is a respected brand name in the UK market and would be attractive, if Henderson were separately available, to many players in the investment management industry who are seeking to build scale in funds under management with a view to achieving operating efficiencies and greater brand awareness.

We are of the view that the removal of these structural impediments to a takeover of AMP is another key benefit of the Demerger.

6.3. Other benefits of the Demerger

6.3.1. Access to new sources of capital

Following the Demerger, the shares of HHG are intended to be separately listed in London. This would enable that company to access directly the UK capital markets for both equity and debt. It could also provide acquisition currency should the Board of HHG decide to pursue a growth strategy.

6.3.2. Realignment of investor base

The proposed Demerger will allow AMP's shareholders to choose to invest either in AMP or HHG or, indeed, both. In addition, the expected inclusion of HHG in the FTSE250 Index in the UK can be expected to encourage new index-tracker and other funds on to its share register.

6.3.3. Greater transparency for investors

In addition to allowing investors greater choice in their investment exposure to the AMP group, the separation and UK listing of HHG should promote a more transparent valuation of the businesses. In particular, the context of HHG in the wider UK financial services market can be expected to be better understood by UK analysts and investors than it is currently as part of AMP. Financial reporting on the basis of UK GAAP will also facilitate the comparison with similar listed companies in the UK.

6.3.4. Employee incentivisation

Separate compensation plans for AMP and HHG employees will enable incentivisation benefits to be structured around the operating and share price performance of the two listed entities. This will facilitate the better alignment of shareholder and employee interests.

6.3.5. Crystallisation of tax losses

For tax purposes, the Demerger will result in AMP disposing of HHG to its shareholders. This disposal is expected to give rise to a substantial capital loss for AMP. The ability of AMP to take advantage of this after the Demerger will, however, depend upon its ability to generate capital gains in the future.

Removal of the greater proportion of HHG's debt should also increase the likelihood of HHG utilising substantial tax losses incurred in the UK.

6.4. The costs and consequences of the Demerger proposal

While the rationale for the proposed Demerger is strong, there have been and will be a number of costs and consequences.

6.4.1. Impact on the capital structure

As a result of the Demerger, a number of AMP's existing capital securities will lose part or all of their eligibility as regulatory capital under APRA's guidelines. Most importantly, AMP will not be entitled to treat all of the RPS as Tier 1 regulatory capital. To address this, AMP intends that the RPS will be redeemed at their face value for cash, funded by the proceeds from the AMP Rights Offer. If the AMP Rights Offer does not occur, AMP will explore other alternatives to redeem the RPS. If an alternative cannot be found, AMP may be required, under APRA guidelines, to convert the RPS into AMP ordinary shares.

Additionally, some of AMP's subordinated debt will not be allowable as Tier 2 regulatory capital. AMP intends to pay down $600 million of outstanding subordinated and senior debt prior to 31 December 2003, subject to appropriate pricing and liquidity levels.

6.4.2. The costs of raising new equity capital

In the May 2003 announcement of the proposed Demerger it was stated that no further equity capital raising was required to facilitate the Demerger (other than the capital raising accompanying the announcement). However, the AMP Rights Offer will be an equity capital raising, the purpose of which is to fund the cash redemption of the RPS. While this only represents a change in the mix of AMP's capital base, it may be perceived by some investors and market commentators as standing in contradiction to the May statement and may therefore reflect on management credibility.

Additionally, HHG intends to conduct an equity capital raising by 30 June 2004 to raise at least £100 million with support to be provided in the interim by way of an issue of convertible loan notes to an investment bank. If this capital raising does not occur, for example as a result of a material adverse change to HHG's business, AMP will be required to acquire the HHG loan notes. In these circumstances, AMP may be required by APRA to conduct an equity capital raising itself. The HHG capital raising and the contingent capital raising by AMP may be regarded in the same light as the AMP Rights Offer and similarly reflect on management credibility.

The equity capital raisings will also have a number of direct costs such as underwriting and professional fees. For example, the AMP Rights Offer will cost around $18 million (before tax).

6.4.3. Ongoing links between AMP and HHG

Although one of the purposes of the Demerger is to decouple HHG from AMP, there will be a number of ongoing links between the two companies:

- AMP will still retain a 15% shareholding in HHG at least until the release of HHG's financial results for the six months to 30 June 2004; this could have a depressant effect on the share price performance of HHG, as AMP will not be regarded by the market as a long-term shareholder;
- AMP may be required to acquire the convertible loan notes in HHG if a material adverse change to the business of HHG occurs; if AMP holds the loan notes to maturity, it may elect to convert the notes into HHG ordinary or preference shares;
- there will be two directors common to both boards; and
- there will be other linkages which will continue after the Demerger (eg. certain indemnities).

6.4.4. Potential loss of value in UK Life Services

When life insurance companies close to new business or announce significant corporate change, they generally experience an increase in the number of policies surrendered (known as the lapse rate).

UK Life Services has experienced materially higher lapse rates in 2003 than historically. The loss of policyholders can have a detrimental effect on the value of UK Life Services, but the loss can be mitigated in some cases by a release of regulatory capital previously required to support policyholder liabilities. However, UK Life Services is experiencing an increase in the number of policies surrendered, in particular those without market value adjuster clauses, which deprives UK Life Services of the opportunity of any capital release and impacts on financial strength on a realistic basis.

There are a number of inter-related reasons for this increase in lapse rates and the increase in surrenders. These include the announcement of the closure of Pearl's direct sales force last year, the closure to new business in mid 2003, policyholders' reaction to the lower equity backing ratios and action by IFAs to transfer client funds out of UK Life Services. The announcement of the Demerger and the attendant publicity may have heightened awareness of these issues and contributed to a loss of value in UK Life Services.

6.4.5. Dividend-paying capacity of HHG

Going forward, it is the intention of the HHG board to pay dividends to the extent that they can be funded by surplus cash earnings from the operating subsidiaries and/ or transfers from the life companies. As a result of a number of factors, including the uncertainty surrounding the impact of the anticipated future regulatory capital requirements of the life companies, it is not envisaged that there will be sufficient cash earnings or transfers arising at the holding company level to facilitate the payment of a dividend in the short term. Specifically, any material releases of capital from UK Life Services are unlikely to be made for a number of years. The absence of a meaningful dividend is likely to affect adversely HHG's market value.

6.4.6. Costs of the Demerger

The preparation and implementation of the Demerger proposal will involve costs estimated to amount to approximately $214 million (before tax), of which it is expected that $106 million will have been incurred by the time of the shareholder meetings.

AMP expects that cost savings from the simplification and greater transparency of the new corporate structures will be approximately equal to the additional costs from operating two separately listed companies. In our view, some of these cost savings could have been made in the absence of the proposed Demerger.

In addition to these Demerger costs, AMP will incur around $57 million (before tax) in restructuring costs relating to redundancies, void space, key staff retention and business continuity payments.

6.5. Other disadvantages of the Demerger

6.5.1. Taxation of Australian shareholders

Some Australian resident shareholders could be liable for capital gains tax on the cancellation of their AMP shares – but only if they have a tax cost base lower than the volume weighted average price of AMP shares for the ten business days prior to 9 December 2003. The deemed cost base for Australian tax resident shareholders who were issued AMP shares upon demutualisation was $10.43, which is significantly higher than the prevailing market price at the date of this report.

6.5.2. Loss on Demerger

The Demerger will result in a capital loss of around $2.5 billion for AMP on a consolidated basis which will mean that AMP will require APRA's approval for future dividend payments until all accumulated losses have been recovered. However, dividends are declared by AMP and paid out of its own retained earnings rather than consolidated earnings. After allowing for the loss on

Demerger, AMP will still have around $1.4 billion in retained earnings on an entity basis from which future dividends can be paid.

6.6. Risks of the Demerger

There are a number of risks associated with the proposed Demerger.

6.6.1. Regulatory risk

APRA will be the regulatory body supervising AMP, while the FSA will be the regulator for HHG. Both these organisations have the power to intervene in the management of those businesses, including the ability to influence the dividend distributions and capital requirements of both companies. This is particularly relevant for HHG.

The prudential guidelines of UK life insurance companies are undergoing a period of change, which could increase this capital requirement. The Consulting Actuary's realistic balance sheet assessment indicates that UK Life Services has little free capital after satisfying its risk capital margin, being the excess assets required to support the business in adverse conditions.

APRA and the FSA have given their approval in principle to the Demerger and related restructuring steps set out in the Explanatory Memorandum.

6.6.2. Listing of HHG on the London and Australian stock exchanges

The application for a listing of HHG shares in the UK and Australia is subject to a number of risks and uncertainties, and is still to be approved by the relevant authorities.

6.6.3. Possible failure to insulate AMP from HHG

In the event that HHG were in the future to be the subject of a legal action eg. from policyholders or regulators, there exists a risk that AMP, as its former parent, may be joined in that legal action. In addition to any actual liability, AMP could suffer further brand damage from being involved in any such legal action.

6.7. Implications of the Demerger not being implemented

Should the Demerger not be implemented as a result of the shareholder vote, the Board of AMP has proposed that the corporate structure envisaged by the Demerger be retained. If shareholders do not vote in favour of the Demerger proposal:

- AMP shareholders will not receive shares in HHG;
- costs of around $108 million in relation to the Demerger will not be incurred;
- the RPS will remain outstanding, the tax benefit of the RPS structure will not be able to be fully utilised and the AMP Rights Offer will not proceed; and
- the $1.7 billion raised in mid 2003 will continue to be primarily used to reduce the financial interdependence between AMP and HHG and reduce external corporate debt.

A vote against the Demerger could have the following consequences:

- in the short term, the share price of AMP could fall from its current levels;
- AMP could still be exposed to the adverse financial consequences of a further deterioration in brand image, associated with the problems in the UK;
- the AMP Board could decide to reopen discussions with parties who previously expressed an interest in acquiring HHG (in whole or in part);
- AMP's credit rating could change;
- the morale of senior management within both AMP and HHG could be adversely affected; and
- a vote against the Demerger could be viewed as a vote of no confidence in the Board of AMP.

6.8. Valuation considerations

It is our view that the particular circumstances of this Demerger are better suited to a qualitative assessment, rather than a quantitative valuation, of the two listed entities after the Demerger. However, we do set out in our full report the key factors which are likely to influence the market capitalisations of AMP and HHG when separately listed. Underlying this qualitative approach is our view that any meaningful valuation of the two businesses should be carried out by reference to the price at which the underlying shares might trade immediately upon listing. This trading value will, however, be subject to a number of special factors specific to this Demerger, in particular, the various influences on the HHG share price once it is listed. These factors and other general considerations affecting valuation are discussed in detail in Section 9 of our full report.

7. Conclusions

- We have concluded that the Demerger is the strategic option most likely to deliver maximum value to AMP shareholders over time, based on our assessment of the benefits, costs, disadvantages and risks inherent in the Demerger. This conclusion is predicated on the basis that as at the date of this report no offer has been made to acquire HHG (in whole or in part) on terms which can be considered preferable to the Demerger proposal. In the event that such an offer is made, Rothschild reserves the right to reconsider its opinion.
- Subject to this, it is our opinion that the proposed Demerger is in the best interests of AMP shareholders as a whole.
- It is our opinion that the ordinary share capital cancellation is fair and reasonable to shareholders as a whole.
- It is our opinion that the share capital cancellation does not materially prejudice AMP's ability to pay its creditors.
- In relation to the proposed adjustments to the exercise price of the options issued under AMP's executive and employee option plans, it is our opinion that the methodology of the adjustment is fair and reasonable to AMP ordinary shareholders.
- It is our opinion that the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole.

* * *

Voting for or against the Demerger or the RPS Preference Share Cancellation is a matter for individual shareholders. Shareholders who are in doubt as to the action that they should take in relation to the Demerger or the RPS Preference Share Cancellation should consult their own investment or professional adviser.

This letter is a summary of Rothschild's opinion. The full report from which this summary has been taken is attached and should be read in conjunction with this letter. This opinion is given as at the date of this letter and reflects the circumstances at this time.

Yours sincerely,

Tony Ferguson
Head of Investment Banking

Tony Stuart
Managing Director

Independent Expert's Report on the Demerger Proposal

Contents

1 INTRODUCTION

1.1 Overview of the Demerger proposal

AMP Limited ("AMP") is a leading Australian-based financial services company with significant life insurance and wealth management businesses in Australia, New Zealand and the UK. AMP's three main businesses are:

- AMP Financial Services ("AFS"), which includes Australia and New Zealand's largest life insurer and financial planning network;
- UK Life Services, comprising the UK life insurance companies, Pearl, London Life, National Provident Life and NPI; and
- Henderson Global Investors ("HGI"), a fund manager with significant operations in the UK, Europe and Australia.

AMP also owns the Towry Law financial planning group in the UK as well as a number of businesses which can be considered non-core. These include Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI), and Virgin Money (a 50:50 joint venture with the Virgin group).

On 1 May 2003 AMP announced a proposal to separate its existing businesses in Australia and New Zealand from its existing businesses in the United Kingdom (the "Demerger").

The Australian-based company will retain the "AMP" name and will comprise AFS, HGI's Australian and New Zealand operations, and Cobalt/Gordian. The HGI operations in Australia and New Zealand will be renamed AMP Capital Investors ("ACI"). AMP will focus on leveraging its position as a leader in life insurance and wealth management in Australia and New Zealand and will continue to be listed on the Australian Stock Exchange ("ASX") and the New Zealand Exchange.

The UK-based company will be called HHG plc ("HHG") and will comprise UK Life Services, HGI's northern hemisphere businesses (primarily in the United Kingdom and Europe) ("Henderson"), Towry Law and AMP's 50% interest in Virgin Money. HHG will be a wealth management business focussed on maximising the value from running off the life businesses within UK Life Services, as well as furthering Henderson's position as a substantial European fund manager. Listing of HHG is being sought on both the Australian and London stock exchanges.

For the purposes of this report the term "AMP" is used to describe the AMP group as it exists both before and after the Demerger; "HHG" is similarly used to describe the UK-based group.

1.2 Capital cancellation and scheme of arrangement

The Demerger will be executed through a capital cancellation and conversion (or share split) ("Capital Adjustment") in conjunction with a scheme of arrangement ("Scheme"). Further details on the mechanics of the Capital Adjustment and Scheme are set out in the Explanatory Memorandum.

Immediately after the Demerger, existing AMP shareholders (except certain ineligible overseas shareholders) will hold the same broad economic interests in AMP's assets as they do currently, but these will be held in two separately listed companies, AMP and HHG. They will actually hold the same number of shares in each of AMP and HHG as they currently hold in AMP. The market value of an AMP share after the Demerger is expected to be below its current level as a result of the transfer of HHG from AMP to AMP shareholders.

Shares in HHG which would otherwise have been transferred to certain ineligible overseas shareholders (mainly shareholders outside Australia, New Zealand, the UK and the US) will be sold on market, and

these shareholders will receive the proceeds in cash. Details on which overseas shareholders are affected are set out in the Explanatory Memorandum.

1.3 Restructuring of the AMP group

1.3.1 Financial restructuring

A financial restructuring of the AMP group will be implemented as part of the Demerger. As a result:

- AMP will have external corporate debt of around $2.6 billion, and own 15% of HHG's issued ordinary share capital which it will be required to hold at least until the date of the release of HHG's financial results for the six months to 30 June 2004;
- HHG will have around £59 million ($148 million) in external corporate debt, its prior liabilities to AMP having been settled, and the balance of its prior external debt having been assumed, by AMP; HHG will increase its direct interest in Henderson to become the majority shareholder, with the balance continuing to be held by the Pearl shareholders' fund;
- the Reset Preferred Securities ("RPS") will be redeemed by AMP out of the proceeds of a rights offer (see below);
- HHG will undertake a £100 million capital raising (see below); and
- all material intra-group guarantees between HHG and AMP will be extinguished.

1.3.2 Redemption of Reset Preferred Securities

If AMP shareholders approve the Demerger proposal, AMP intends that all the Reset Preferred Securities ("RPS") on issue will be redeemed at their face value of $100 per RPS. AMP will undertake an underwritten non-renounceable rights offer of shares in AMP (the "AMP Rights Offer") to fund the cash redemption of the RPS. The proceeds expected from the AMP Rights Offer are approximately $1.2 billion, but this may be reduced in certain circumstances. Further information on the AMP Rights Offer will be set out in the prospectus to be sent to eligible AMP shareholders in late October or November 2003.

If the AMP Rights Offer does not occur, AMP will explore other alternatives to redeem the RPS. If an alternative cannot be found, AMP may be required, under APRA guidelines, to convert the RPS into AMP ordinary shares.

AMP has on issue 11,500,000 preference shares ("RPS Preference Shares") which were issued as part of the RPS structure. The RPS are exchangeable into RPS Preference Shares in certain circumstances. If the RPS are redeemed, there is no longer any reason for the RPS Preference Shares to remain outstanding. AMP is therefore proposing to cancel the RPS Preference Shares for nil consideration, which requires the approval of AMP shareholders ("RPS Preference Share Cancellation"). Implementation of the Demerger proposal is not, however, conditional on the RPS Preference Share Cancellation proceeding.

1.3.3 HHG £100 million capital raising

HHG intends to undertake an issue of ordinary shares prior to 30 June 2004 to raise a net amount of at least £100m to complete the recapitalisation of HHG. This may coincide with the listing of HHG on the London Stock Exchange in December 2003 or occur in the first half of 2004. The principal purpose of the capital raising is to move to a majority interest in AMP Invest, the parent company of Henderson.

Support for this fundraising is being arranged with an investment bank ("Bank"). Under the proposed arrangements, the Bank has entered into a commitment with HHG and AMP to subscribe for up to £100 million of convertible loan notes ("CLNs") in HHG. The CLNs will have a yield of 5.5% pa and a maturity of 364 days. It is intended that the CLNs be listed on the London Stock Exchange. On Demerger, the Bank will subscribe for £50 million. If the proposed equity raising is completed prior to 30 June 2004 the £50 million will be repaid and the CLNs cancelled.

HHG has the right to redeem some or all of the CLNs at face value plus accrued interest for cash at any time up to maturity.

If the proposed equity raising has not been completed by 30 June 2004, the Bank will subscribe for the remaining £50m of CLNs. Any CLNs still outstanding at 30 June 2004 (and in limited circumstances before then) can be converted without restriction at the lower of a 5% discount to the prevailing HHG share price or at a price which equals the average of HHG's trading price over its first 20 days of trading. If the CLNs have not been redeemed or converted by the end of the 364-day term, they will be convertible into HHG ordinary shares at a 30% discount to the prevailing market price of HHG shares over the 20 trading days prior to maturity.

The arrangements with the Bank are subject to certain termination provisions, for example, if there is a material adverse change to HHG or certain regulatory clearances are not obtained. To cover this contingency, AMP will provide a standby commitment to subscribe for the CLNs or purchase any outstanding CLNs on issue from the Bank at their face value plus accrued interest. In these circumstances, the restrictions on AMP's ability to sell its shareholding in HHG will lapse. If AMP holds the CLNs to maturity it may elect to convert the CLNs into HHG ordinary or preference shares. The conversion of the CLNs into HHG ordinary shares by either the Bank or AMP should not require any offer to be made to other HHG shareholders.

If these arrangements are terminated and the standby is called, it is possible that (depending upon AMP's overall financial resources at the time, the outcome of asset sales being conducted by AMP and the state of domestic and international financial markets) APRA could require AMP to undertake an equity capital raising to finance this commitment. It is expected that such an equity capital raising would only be required in the event of a series of significantly different outcomes from those currently anticipated.

AMP will meet all costs of the CLNs. HHG will meet the interest charges on the CLNs.

1.4 Important note

The Demerger and the related restructuring are complex and the description of them in this section is a summary only. AMP shareholders should read the Explanatory Memorandum in its entirety before making a decision in relation to the Demerger.

2 SCOPE OF THE REPORT

2.1 Purpose of Report

The Demerger proposal requires the approval of AMP shareholders, as it is being implemented by means of an equal reduction of capital under sections 256B and 256C of the Corporations Act ("Capital Adjustment") and a members' scheme of arrangement ("Scheme") under section 411 of the Corporations Act. The RPS Preference Share Cancellation also requires the approval of AMP shareholders, as it is being implemented by means of a selective reduction of capital under sections 256B and 256C of the Corporations Act.

Sections 256B and 256C do not require that an independent expert's report be prepared in respect of a reduction of capital, although they do require that the capital reduction is fair and reasonable to shareholders as a whole and that it does not materially prejudice the company's ability to pay its creditors (except that this latter requirement does not apply where the reduction involves the cancellation of a share for no consideration, as is the case for the RPS Preference Share Cancellation). Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in respect of a members' scheme of arrangement under section 411. Where there is a common director between the company the subject of the scheme and any other company which is a party to the scheme, this information must include an independent expert's report. The report must state whether the scheme of arrangement is in the best interests of the shareholders of the company that is the subject of the scheme and set out the reasons for the opinion.

Mr Andrew Mohl and Mr Roger (Pat) Handley are common directors between AMP and HHG. Accordingly, the AMP Board has engaged N M Rothschild & Sons (Australia) Limited ("Rothschild") to provide its opinion as to whether the Demerger is in the best interests of AMP shareholders, and the reasons for that opinion. The AMP Board has also asked Rothschild to provide an opinion as to whether the Capital Adjustment is fair and reasonable to AMP shareholders as a whole, whether it materially prejudices AMP's ability to pay its creditors and as to whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole. Rothschild has also been requested to report on whether the methodology of the adjustment to the exercise price of options issued under the AMP executive and employee option plans is fair and reasonable to AMP ordinary shareholders ("Adjustment Methodology"), and to comment on the effect of the adjustment.

Rothschild has prepared this independent expert's report ("IER") solely for the benefit of AMP shareholders in order to assist them in considering the Demerger proposal and the RPS Preference Share Cancellation. The only purpose of this IER is to set out Rothschild's opinion, and the underlying reasons, as to whether the Demerger proposal is in the best interests of AMP shareholders, whether the Capital Adjustment is fair and reasonable to AMP shareholders, whether the Capital Adjustment materially prejudices AMP's ability to pay its creditors, whether the Adjustment Methodology in relation to the exercise price of options is fair and reasonable to AMP ordinary shareholders, and whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders. Rothschild is independent of, and not associated with, AMP and its remuneration for preparing this report is not contingent upon the outcome of the vote on either the Demerger or the RPS Preference Share Cancellation.

This IER should not be considered as a recommendation to individual AMP shareholders to vote in favour of the Demerger proposal or the RPS Preference Share Cancellation. AMP shareholders should make their decision on how to vote in respect of the Demerger proposal or the RPS Preference Share Cancellation having regard to their own particular circumstances, including risk preferences, tax circumstances and investment strategy. AMP shareholders who are unsure of the course of action they should take in relation to the Demerger or the RPS Preference Share Cancellation should seek their own investment or other professional advice.

This report forms part of the Explanatory Memorandum to be dated 16 October 2003, which is prepared by the Board of AMP. Details of the Demerger proposal and the RPS Preference Share Cancellation are more fully set out in the Explanatory Memorandum ("Explanatory Memorandum"). AMP shareholders

should read the Explanatory Memorandum in its entirety before making their decision in relation to the Demerger and the RPS Preference Share Cancellation.

2.2 Basis of evaluation

The expression "best interests of shareholders" is not defined in the Corporations Act for the purposes of an independent expert's report on a scheme of arrangement. A scheme of arrangement is a flexible mechanism to implement a wide range of corporate reconstructions. The phrase "best interests of shareholders" has, therefore, a wide meaning and should be interpreted having regard to the circumstances of the scheme under consideration.

In considering whether a demerger proposal is in the best interests of shareholders, the independent expert should consider the main advantages, disadvantages and risks of the scheme in arriving at a balanced view on whether shareholders are likely to be better off over time if the proposal is implemented. This evaluation includes an assessment of the key alternatives to the demerger proposal available as at the date of the opinion. The overall assessment is essentially a commercial judgement by the expert of the effect of the demerger proposal on shareholders, the context in which the demerger is proposed and the practical alternatives available as at the date of the opinion.

Some limited guidance on the meaning of "best interests of shareholders" may be obtained from Policy Statement 75 ("PS75") issued by the Australian Securities and Investments Commission ("ASIC") which comments on the meaning of "fair and reasonable". PS75 does not provide a definition of "best interests of shareholders" but implies that it is similar to "fair and reasonable", which is a concept used in independent expert's reports in the context of takeover offers. PS75 states that "[an] offer is 'fair' if the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer", and that as "[an] offer is 'reasonable' if it is fair. It may also be 'reasonable' if, despite not being 'fair' but after considering other significant factors, shareholders should accept the offer in the absence of any higher bid before the close of the offer".

The guidance which PS75 provides needs to be read in the context of a demerger, where, unlike a takeover, there is no offer price by a third party to acquire an interest in the company.

In forming our opinion as to whether the Capital Adjustment is fair and reasonable to AMP shareholders as a whole, we have relied upon our analysis as to whether the Demerger is in the best interests of AMP shareholders on the basis of:

- the pronouncements of ASIC set out above;
- the fact that the Capital Adjustment and the Scheme are interdependent elements to effect the Demerger; and
- the fact that the relative ownership interests of AMP shareholders immediately after implementation of the Demerger will be the same as their relative ownership interests immediately before the Demerger (except for certain ineligible overseas shareholders who, for regulatory reasons, are to receive cash rather than shares in HHG).

In forming our opinion as to whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole, we have had regard to the circumstances surrounding the RPS Preference Share Cancellation and its effect on AMP shareholders as a whole, including that:

- the RPS Preference Shares were issued, and remain, unpaid;
- the RPS Preference Share Cancellation is to be for no consideration; and
- the RPS Preference Share Cancellation is conditional on the RPS being redeemed, in which event there is no reason for the RPS Preference Shares to remain outstanding.

The RPS Preference Shares were issued to the trustee of the AMP Reset Preferred Securities Trust as part of the RPS structure to hold on trust for holders of the RPS in the event that the RPS were required, under their terms of issue, to be exchanged into RPS Preference Shares. The holder of the RPS

Preference Shares is a "member" and "shareholder" of AMP and therefore in forming our opinions as to whether the Demerger proposal is in the best interests of AMP shareholders, and whether the Capital Adjustment is fair and reasonable to AMP shareholders as a whole and whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole, we have had regard to the holder of the RPS Preference Shares. If the RPS Preference Shares are cancelled as contemplated by the Explanatory Memorandum, then these opinions will have no practical relevance to the holder of the RPS Preference Shares as the RPS Preference Shares will cease to exist. However, as the cancellation of the RPS Preference Shares is not a condition precedent to the Demerger proposal, the possibility exists that the Demerger proposal will be implemented but the cancellation of the RPS Preference Shares will not take effect.

In forming our opinion as to whether the Adjustment Methodology is fair and reasonable to AMP shareholders, we have had regard to the circumstances surrounding the Adjustment Methodology, and its effect on AMP shareholders as a whole in order to determine whether the Adjustment Methodology confers a material incremental benefit to holders of options to the detriment of AMP shareholders. In forming this opinion, we have been required to have regard to the holders of AMP ordinary shares only.

2.3 Sources of information

Rothschild has reviewed and relied upon the following information in the preparation of this IER:

- contents of the final draft Explanatory Memorandum;
- drafts of HHG listing particulars;
- discussions with AMP management and its advisers and consultants;
- board papers of AMP and certain of its subsidiaries;
- other strategic, commercial and financial papers prepared by AMP and its advisers;
- correspondence and other documents between AMP and regulatory bodies including the Australian Prudential Regulation Authority ("APRA"), the Financial Services Authority ("FSA"), and ASIC;
- annual reports and Investor Reports for AMP for the 12 months to 31 December 2000, 2001 and 2002;
- half yearly reports and Investor Reports for AMP for the six months 30 June 2001, 2002 and 2003;
- Financial Condition Report for 31 December 2002 in relation to AMP Life;
- the AMP Group Actuary's Report as at 30 June 2003;
- strategic plans for AMP and HHG;
- industry data and reports;
- recent press articles on AMP and its industry;
- broker reports on AMP, the life insurance and wealth management industry in Australia and overseas, listed companies in Australia and overseas which are comparable to AMP and HHG; and
- the other expert's reports commissioned by AMP and contained in the Explanatory Memorandum.

As more fully explained in the Appendix to this report, Rothschild has not undertaken independent verification of this information.

2.4 Terms used and exchange rate

Unless otherwise stated, capitalised terms and acronyms used in this report have the same meanings as set out in the Explanatory Memorandum.

Historic exchange rates have been used when appropriate; otherwise a current exchange rate of $2.5 to £1 has been assumed, unless stated otherwise.

3 THE EXISTING AMP GROUP

3.1 Overview

3.1.1 Business description

AMP Limited is a leading Australian-based financial services company with significant life insurance and wealth management businesses in Australia, New Zealand and the UK. AMP's three core businesses are:

- AMP Financial Services ("AFS"), which includes Australia and New Zealand's largest life insurer and financial planning network;
- UK Life Services, comprising the UK life insurance companies, Pearl, London Life, National Provident Life and NPI; and
- Henderson Global Investors ("HGI"), a fund manager with significant operations in the UK, Europe and Australia.

AMP also owns the Towry Law financial planning group in the UK as well as a number of businesses which can be considered non-core (the "Portfolio Businesses").

AMP Financial Services

AFS competes in the market for financial planning, retail managed funds, risk insurance, retail and corporate superannuation, retirement income products and retail banking. It consists of two main operations – the distribution business comprising 2,100 financial planners in Australia and New Zealand, and a product manufacturing business which provides savings, superannuation, retirement income, investment, risk insurance and retail banking products. These products are distributed by the AFS financial planning networks, third party networks and the AFS direct sales force.

As at 30 June 2003, AFS had over 2.3 million customers and over 3,300 employees in Australia and New Zealand (excluding self-employed financial planners).

UK Life Services

UK Life Services provides investment, savings and life insurance products to customers in the UK holding approximately 5 million policies. It employed about 2,100 employees as at 30 June 2003 and has responsibility for the management and long-term run-off of the closed books of products in Pearl, London Life, National Provident Life and NPI.

Henderson Global Investors

HGI is an international funds management company with around $240 billion in funds under management ("FUM") as at 30 June 2003. It has a leading position in Australia and New Zealand, managing approximately $70 billion in assets (second largest), and a significant position in the UK and Europe, where it manages around $170 billion. HGI also provides a range of investment products to clients in Asia and North America.

HGI's main activities include the management of equities, fixed interest, property and private capital asset classes for a range of retail and institutional investors as well as for UK Life Services and AFS. HGI had 1,444 employees as at 30 June 2003.

Portfolio Businesses

The Portfolio Businesses comprise operations which are considered to be outside AMP's core activities. These include Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI) and Virgin Money, AMP's 50:50 joint venture with the Virgin group. AMP also owns Towry Law, the financial planning group.

AMP has divested a number of portfolio businesses since September 2002, realising approximately $750 million in proceeds. The businesses which have been divested include Cogent (an investment administration company), a residential mortgage portfolio and retail deposits in New Zealand, UK banking, a credit card portfolio and property finance, rural and construction lending portfolios in Australia. AMP is currently reviewing options to realise greater shareholder value from its remaining portfolio businesses.

3.1.2 Development of the AMP group

Australian icon

Since its establishment in 1848, AMP has become an Australian icon. By the 1980s one dollar in every four spent on life insurance in Australia was paid to AMP.

From its beginnings as a mutual society centered on life insurance, AMP has broadened its offering of financial products and services. The increasing popularity of superannuation as an employment benefit in the 1980s was instrumental in AMP's shift away from pure life insurance and it became Australia's largest provider of superannuation products.

AMP's expansion

Having attained a considerable level of success in the Australian and New Zealand markets, AMP decided in the 1980s to broaden its international operations. The UK's life insurance market at that time had a number of similarities with Australia and had the additional attraction of being Europe's largest market for life and pensions, and the third largest market in the world.

Accordingly, in 1989 AMP acquired the insurance mutual London Life. A year later, AMP acquired control of Pearl via a takeover. Pearl, essentially a home service franchise, was a much larger business than London Life with a focus on providing retirement, savings, investment and protection products for lower and middle income customers in the UK. The acquisitions of London Life and Pearl cost over $2.4 billion and brought in more than two million new policyholder households over a two year period. In 1995 AMP expanded its financial services activities by acquiring a 50% stake in Virgin Direct (now called Virgin Money). Virgin Money has the global rights to the Virgin brand for the manufacturing and distribution of retail financial services products.

In 1997, AMP's board and policyholders voted for the demutualisation of the AMP group as a precursor to its listing on the Australian Stock Exchange ("ASX"), which followed in June 1998. AMP's market capitalisation upon listing was around $24 billion.

Henderson plc, a funds management company, was acquired in 1998, again via a takeover, for £382 million ($961 million). The acquisition was made with the aim of strengthening AMP's existing presence in the UK and creating an operation which would be better able to compete by providing a wider range of products and services. At the time, Henderson plc had £14.3 billion (approximately $41 billion) of funds under management; subsequently, AMP's existing asset management operations in Australia and the UK were integrated with it to form Henderson Global Investors.

In 1999 AMP acquired NPI on its demutualisation, paying approximately £510 million ($1.4 billion) to NPI policyholders, and providing capital support of £800 million ($2.2 billion) on commercial terms. NPI was acquired primarily to give AMP a stronger presence in the independent financial adviser ("IFA") sector. As part of the transaction, NPI was closed to new business and a new company, NPI Limited ("NPIL"), was formed to write new business. In 2002 NPI developed a business servicing employee benefits consultants. NPIL has recently been closed to new business.

AMP has been the target of takeover speculation from time to time, particularly during 1999 – 2000, when the Australian wealth management landscape underwent significant consolidation. In March 2000, it was reported that AMP's then Chairman and the CEO had rejected a takeover offer from National Australia Bank in late 1999; the offer was reportedly at a significant premium to the then share price.

In 2001 AMP acquired Towry Law to further improve the financial planning and distribution capabilities of its UK operations ahead of the anticipated deregulation of distribution in the UK. In the same year, AMP acquired Interactive Investor International to add customers and capability to Ample, the fund supermarket which it had developed in-house.

Whilst expanding the business geographically, AMP also increased its Australian scale and product offering with a hostile off-market takeover of GIO Australia Holdings Limited ("GIO") in late 1998. AMP initially acquired a 57% shareholding and then bought out the minorities at the end of 1999 for a total cost of $3.3 billion (including a $700 million capital injection). GIO's reinsurance business incurred significant losses during 1999 and AMP closed that business, recording a $1,208 million abnormal item (consisting of a $216 million loss and $992 million writedown) in the 1999 accounts. The GIO and AMP general insurance businesses were subsequently sold to Suncorp Metway Limited in 2001 for $1.26 billion, with AMP retaining the closed reinsurance and parts of the commercial insurance books of business of GIO and AMP General Insurance (Gordian and TGI).

Life insurance and equity markets

Favourable investment market conditions through the majority of the 1990s together with an ageing demographic profile increased the demand for life insurance and wealth management products, both in Australia and the UK. The operating profitability of life insurance companies was heavily geared to the performance of equity markets and AMP enjoyed substantial growth during the 1990s as the demand for its products was accompanied by rising equity markets.

The chart below illustrates the performance of equity markets since 1990, showing the strong performance experienced by the US and the UK markets during the 1990s, and the decline from 2000 until earlier this year. It is clear that the Australian equity market did not rise as steeply as the UK or US markets, but its decline has not been as severe.


Share price (rebased to 100)
500
450
400
350
300
250
200
150
100
50
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
S&P 500
FTSE 350
ASX All ords

Source: Bloomberg.

Effect of deteriorating equity markets on AMP

Life companies rely on investment income for a significant proportion of their profitability and on asset values for meeting regulatory capital requirements. During the 1990s UK life companies enjoyed the benefits of strong growth in the equity markets and built up considerable levels of surplus funds ("free assets") over and above those needed to satisfy policyholder liabilities and regulatory requirements. In many cases these funds were augmented by "inherited estates", which were derived principally from the retention of surpluses from previous years. High levels of free assets encouraged life companies to invest heavily in equities in an attempt to increase returns and provided capital, for companies such as AMP, to

fund acquisitions. During this period AMP invested a considerable amount of Pearl's capital by acquiring, inter alia, Henderson and National Provident.

As the equity market declined and interest rates fell, many life companies experienced a reduction in their financial strength. Companies with with-profits funds, such as Pearl, experienced the greatest strain as a result of guarantees payable to with-profits policyholders and many required capital support from their parent company or raised capital themselves. A number of life funds closed to new business. Pearl itself became unable to meet its required minimum margin ("RMM") during 2002 and AMP injected around $1.4 billion in additional capital into its UK businesses that year.

Change in UK strategy

Following the appointment of the current Chief Executive Officer in September 2002, AMP announced a strategic review and a management restructuring. This review resulted in the separation of its UK life insurance operations into two businesses - life funds closed to new business and contemporary businesses which continued to sell products – as well as the sale of the manufacturing of non-Australian banking products. The strategic review had a significant financial impact: AMP incurred a $1.6 billion charge, in the form of write-downs in the market value of (mainly) UK subsidiaries and provisions for transformation costs, in the accounts for the year to 31 December 2002.

As the equity market in the UK continued to fall, the new management team at AMP was faced with the challenge of managing the deteriorating capital position of AMP's UK life funds and addressing the continuing adverse impact upon the AMP brand in Australia. Management responded by limiting the downside through reducing the life funds' equity positions and by extending the equity derivatives program, while at the same time exploring longer-term strategic options for AMP. As a result, the Board of AMP announced in May 2003:

- the proposed Demerger;
- further write-downs totalling $2.6 billion in connection with the reduction in value of the UK operations and restructuring provisions; and
- an equity capital raising to facilitate the Demerger through the elimination of financial links between the UK and Australian businesses and the reduction of external debt; this capital raising brought in a total of $1.7 billion from institutional investors and some retail shareholders.

AMP's share price

The development of AMP's share price since its listing on the ASX in June 1998 is shown below. This reflects the impact of the GIO losses and, from mid 2002 to mid 2003, the significant problems experienced in the UK. AMP's writedowns and losses in relation to GIO and its UK subsidiaries have amounted to approximately $5 billion. Most recently, AMP's share price has risen as a result of National Australia Bank increasing its corporate shareholding in AMP in late August 2003, and announcing its interest in AMP's Australian and New Zealand operations.


Share price (A$)
25
20
15
10
5
0
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Acquisition of GIO
September 11th
FY2001 results announced revealing impact of UK under performance
$1bn to be injected into Pearl as part of asset restructure
$1.6bn writedown resulting from UK
NAB interest
$2.6bn in writedowns and $1.7bn capital raising

Source: IRESS.

3.2 Historical financial and operating performance

3.2.1 Overview

The table below summarises the key financial and operating performance measures for AMP.

	2000	2001	2002	1H2003
Financial performance				
Net profit after tax ($m)	1,152	690	(896)	(2,159)
AFS operating margin	346	353	327	172
UKFS operating margin	264	328	211	(18)
HGI operating margin	315	208	192	62
EPS (basic) ($)	1.05	0.62	(0.79)	(1.75)
Dividends per share[1] ($)	0.47	0.51	0.46	0.07
Return on Equity (before other items)	14.3%	7.3%	5.1%	7.2%
Financial position				
Ordinary shareholders' equity ($m)	8,785	9,520	8,533	7,025
Corporate debt ($m)	5,278	4,310	3,788	3,347
Debt to equity ratio[2]	60%	45%	44%	48%
Interest cover[3] (times)	5.5	4.1	3.5	3.6
Embedded value and value of new business[4]				
Embedded Value ($m):				
AFS	5,913	6,386	5,270	5,596
UKFS	5,206	4,925	5,658	3,300
Value of new business ($m):				
AFS	90	188	197	76
UKFS	37	26	37	0

	2000	2001	2002	1H2003
Operating performance				
Total funds under management ($bn) [5]	297	301	265	239
Henderson Global Investors – UK/Europe	224.1	226.4	196.3	170.8
Henderson Global Investors – Australia/NZ	76.5	77.0	70.5	70.4
Externally managed	6	9	9	8
Persistency				
AFS	82.0%	83.8%	83.8%	82.5%
UKFS	89%	89%	88%	85.0%
Cost to income ratio	65%	64%	62%	62%

Source: AMP Investor Reports.
Notes:
1. Dividend franking reduced from 100% in 1999 to 15%.
2. Debt to equity defined as Corporate debt (as defined by AMP) divided by ordinary shareholders equity.
3. Interest cover is defined as profit before income tax, other items, interest expense on corporate debt, RPS distribution and depreciation, divided by interest expense on corporate debt before tax.
4. AMP publishes a range of traditional Embedded Values ("EV") and Values of New Business ("VNB") based on a range of discount rates. These figures assume a 5% risk discount margin over long term Government bond rates.
5. Funds under management in total do not equal to the sum of UK/Europe and Australia/NZ due to UK/Europe managing some of Australia/NZ's FUM.

3.2.2 Financial performance

The consolidated historical financial performance of AMP is summarised below.

$m	2000	2001	2002	H1 2003
AFS	346	353	327	172
UKFS	264	328	211	(18)
HGI[1]	315	208	192	62
Total business unit operating margins	**949**	**889**	**730**	**216**
Discontinuing businesses	34	148	38	30
Corporate office costs	(128)	(102)	(79)	(20)
Total operating margins	**831**	**935**	**689**	**226**
Underlying investment income	511	506	437	208
Interest expense on corporate debt	(278)	(242)	(230)	(94)
Distribution on RPS	0	0	(13)	(35)
Underlying contribution	**1,064**	**1,199**	**883**	**305**
Investment income market adjustment[2]	106	(532)	(388)	12
Profit after income tax before other items	**1,170**	**667**	**495**	**317**
Transformation costs & adjustments	3	(8)	(344)	(375)
Asset sales	-	86	234	(54)
Valuation adjustments	-	-	(1,227)	(2,018)
Goodwill amortisation	(21)	(55)	(54)	(29)
NPAT to shareholders	**1,152**	**690**	**(896)**	**(2,159)**

Source: AMP Investor Reports.
Notes:
2000 includes $99m non-recurring performance fee from Global Technology range of funds.
This adjusts underlying investment income, from normalised to actual investment income.

In 2001 UK Financial Services and HGI's UK and European operations contributed $450 million in operating margins (excluding corporate costs), equivalent to around 50% of the total business unit operating margin (excluding corporate costs and Gordian/Cobalt); however, in the first half of 2003 those business units contributed $2 million, equivalent to less than 1% of the total.

3.2.3 Capital and financial position

Capital resources

AMP's total capital resources as at 30 June 2003 and 31 December 2002 are set out below.

$m	31 Dec 2002	30 June 2003
Equity attributable to ordinary shareholders		
Share capital	5,001	6,423
Capital reserves	510	510
Foreign currency translation reserve	361	(410)
Retained profits	2,661	502
Total	8,533	7,025
Hybrids (RPS)	1,141	1,140
External corporate debt	3,788	3,347
Total capital resources	13,462	11,512

Source: AMP 1H2003 Investor Report.

Equity attributable to ordinary shareholders declined between 31 December 2002 and 30 June 2003 as a result of the $2,159 million half year loss and $771 million decrease in foreign currency translation reserves (due to the strengthening of the $ against the £). This weakening of the capital base has been partially offset by a $1,222 million institutional capital raising (at $5.50 per share) and $230 million raised through the dividend reinvestment plan and underwriting of the 2002 final dividend. The retail offering of $500 million was completed post 30 June 2003 at a price of $4.82 per share.

As at 30 June 2003, AMP also had $2,596 million in life funds not specifically attributed to shareholder or policyholder interests. AMP believes it is likely that a significant proportion of the unattributed life funds will be utilised to support future bonus distributions to policyholders consistent with their reasonable expectations.

Capital deployment

The allocation of AMP's capital by major businesses as at 31 December 2002 and 30 June 2003 is set out below. Around half of AMP's total capital is held in the UK operations.

$m	31 Dec 2002				30 June 2003			
	Tangible Capital Resources	Intangibles	Total Capital	MRR	Tangible Capital Resources	Intangibles	Total Capital	MRR
AFS	3,724	495	4,219	2,066	3,591	735	4,326	1,669
UKFS	6,878	1,060	7,938	5,367	4,886	180	5,066	4,158
Henderson	311	1,028	1,339	268	308	798	1,106	264
ACI	121	171	292	58	161	102	263	75
Virgin	370		370		232		232	-
Discontinuing Businesses	896		896	505	766		766	407
Corporate Office	400		400	34	1,160		1,160	4
Inter BU holdings eliminations	(1,992)		(1,992)		(1,407)		(1,407)	
Total capital resources	10,708	2,754	13,462	8,298	9,697	1,815	11,512	6,577

Source: AMP 1H2003 Investor Report.

Notes:

1. AMP Financial Services includes AMP Banking.
2. Tangible capital resources comprise total shareholder assets invested in businesses less intangibles, shown gross of any holding in another business unit. Intangibles represent EMVONA for HGI, GIO, Arrive Financial Planning, Towry Law, Interactive Investor and NPIL acquisitions and amortised goodwill from acquisition of Pearl, NPIL, GIO and Schroders Property Funds Management. MRR means minimum regulatory requirements. MRR is defined as shareholder net assets being used to meet the minimum capital requirements of all regulatory bodies after taking into account any other resources (eg policyholder retained profits, unattributed equity).

Regulatory capital

The table below sets out AMP's capital by regulatory class (as described by APRA standards) as at 31 December 2002 and 30 June 2003:

$m	31 Dec 2002 Net Assets	Intangibles	Total Capital	30 June 2003 Net Assets	Intangibles	Total Capital
Tier 1	6,920	2,754	9,674	6,350	1,815	8,165
- Equity attributable to ordinary shareholders	5,779	2,754	8,533	5,210	1,815	7,025
- Hybrid (RPS)	1,141		1,141	1,140		1,140
Tier 2	2,080		2,080	1,963		1,963
- Income securities	1,240		1,240	1,240		1,240
- Subordinated debt	840		840	723		723
Total Regulatory Capital	9,000	2,754	11,754	8,313	1,815	10,128
Senior Debt	1,708		1,708	1,384		1,384
Total capital resources	10,708	2,754	13,462	9,697	1,815	11,512

Source: AMP 1H2003 Investor Report.

Equity attributable to ordinary shareholders has declined between 31 December 2002 and 30 June 2003 largely due to the writedown in AMP's UK subsidiaries.

AMP believes that all of its UK life companies and AFS met their required minimum regulatory requirements as at 30 June 2003. Set out below are AMP's best estimates of the free asset ratio ("FAR") for its UK life companies as at 30 June 2003, which is effectively the surplus above the RMM.

	31 Dec 2002	30 June 2003
Pearl	2.7%	1.8%
London Life	2.6%	1.1%
National Provident Life	1.3%	0.4%
NPI Ltd	1.1%	0.7%

Source: AMP.

Note: AMP states that none of its UK life companies except Pearl has any material equity exposures and that the FAR will not be affected by significant moves in equity markets (both positively or negatively). Pearl's equity backing ratio (including property holdings) at 30 June 2003 was 29% (10% in property and 19% in equities).

3.2.4 Operating performance

AMP's traditional embedded value ("EV") and value of new business ("VNB")

The embedded value ("EV") of a life insurer is an actuarial calculation of the economic value of its shareholder capital and the future profits expected to emerge from its existing policies (often called the business in-force). The value of new business ("VNB") of a life insurer is an actuarial calculation of the future profits expected to emerge from the new business written over a specified period (usually 6 months or 12 months).

AMP's historical EV and VNB for each of AFS (excluding AMP Banking) and UK Life Services are set out in the table below.

$m	31 Dec 00	31 Dec 01	31 Dec 02	30 Jun 03
Embedded Value ($m)				
AFS	5,913	6,386	5,270	5,596
UK Life Services	5,206	4,925	5,658	3,300
Value of new business ($m)				
AFS	90	188	197	76
UK Life Services	37	26	37	0

Source: AMP Investor Reports.

Notes:

1. AMP publishes a range of traditional EVs and VNBs based on a range of discount rates. These figures assume a 5% risk discount margin over long term Government bond rates.
2. There is some double counting in the above figures arising from AMP (UK) plc preference shares held by AMP Life's statutory funds ($1,164 million, $1,231 million, $453 million and zero as at 31 December 2000, 2001, 2002 and 30 June 2003 respectively).

Investment markets and the resultant corporate restructurings in 2002 and 2003 have had a significant adverse impact on both the EV and VNB of the UK operations, notwithstanding net transfers in of £929 million ($2,286 million) over 2002 and 2003.

Persistency

Persistency measures the extent to which customers' assets are retained compared to the prior year. A lower persistency ratio means that the business has experienced a higher level of outflow in the form of maturities, surrenders and partial withdrawals. There are a number of reasons for a lower persistency ratio from one year to the next, including lower consumer confidence in investment markets, lower confidence in wealth managers generally, and/or the particular life insurer's ability to meet policyholders' liabilities.

AMP's persistency ratios in Australia and the UK have declined over the last twelve months. It is difficult to separate the reasons for the decline in persistency between AMP specific factors (such as the closure to new business) and general market factors. The persistency ratios are summarised in the table below:

	1999	2000	2001	2002	1H2002	1H2003
Persistency - AFS	84%	82.0%	83.8%	83.8%	84.8%	82.5%
Persistency - UKFS	92%	89%	89%	88%	88.3%	85.0%

Source: AMP (excludes AMP Banking for AFS).

Funds under management ("FUM")

AMP's HGI operations experienced strong growth in FUM over 1998 to 2000, with a cumulative average growth rate ("CAGR") of 29% pa. From the end of 2001 to June 2003, HGI's FUM slowed due to negative market returns and a dramatic slowdown in net inflows. During 2002, redemptions more than offset product inflows.

Total funds under management, 1998 to 1H2003


Assets under management (A$bn)
350
300
250
200
150
100
50
0
$179
$262
$297
$301
$265
$239
1998
1999
2000
2001
2002
H103
HGI managed
Externally managed

Net product cashflows, 1998 to 1H2003


Net product cashflow (A$bn)
30
25
20
15
10
5
0
-5
-10
21.60
25.57
17.96
-6.07
-4.16
1999
2000
2001
2002
H103

Source: AMP Investor Reports.
Note: Net product cashflows for India and Japan (2002) have not been included.

Costs

Historic cost to income ratios across each of AMP's business units are set out below.

	2000	2001	2002	1H2003
AFS (exc. AMP Banking)	46%	43%	43%	40%
UKFS	65%	64%	64%	72%
Henderson[1]	70%	68%	69%	83%
ACI	n/a	n/a	n/a	59%
AMP Banking	n/a	105%	99%	98%
Group	65%	64%	62%	62%

Source: AMP Investor Reports
Note: 2000-02 costs for Henderson include Australia/NZ.

Cost to income ratios have declined modestly over the period for AMP as a whole, as management has implemented cost reductions to mitigate revenue declines.

3.3 Capital structure

3.3.1 Fully paid ordinary shares

At 30 June 2003, there were 986,921 holders of AMP's ordinary fully paid securities. The top ten shareholders account for 37.8% of the ordinary shares on issue:

Major registered shareholders at 30 June 2003			
	Shareholder	Number of shares	%
1	National Nominees Ltd	114,123,374	8.0%
2	Westpac Custodian Nominees Ltd	113,443,515	8.0%
3	Chase Manhattan Nominees Ltd	91,987,501	6.5%
4	Citicorp Nominees Ltd	65,166,519	4.6%
5	RBC Global Services Australia Nominees Pty Ltd	37,512,703	2.6%
6	Queensland Investment Corporation	30,200,108	2.1%
7	Commonwealth Custodial Services Ltd	24,851,866	1.8%
8	AMP Life Ltd	21,680,667	1.5%
9	ANZ Nominees Pty Ltd	20,805,277	1.5%
10	Cogent Nominees Pty Ltd	16,915,564	1.2%
	Total	**536,687,094**	**37.8%**
	Other shareholders	882,931,899	62.2%
	Total	**1,419,618,993**	**100.0%**

Source: Computershare Investor Services Pty Limited.

AMP has a large number of retail investors resulting from its demutualisation and listing in 1998. At 30 June 2003, approximately 95% of AMP's shareholders held between 1 and 2,000 shares which represented 33% of issued capital.

Distribution of shareholdings at 30 June 2003		
Categories	Number of shareholders	% of capital
1 - 1,000	824,855	22.2%
1,001 - 2,000	108,935	10.7%
2,001 - 5,000	41,985	8.9%
5,001 - 10,000	7,367	3.7%
10,001 - 100,000	3,526	5.7%
100,001 - over	253	48.8%
Total	**986,921**	**100.0%**

Source: Computershare Investor Services Pty Limited.

As at 30 June 2003, AMP had 22,752,535 options granted over unissued ordinary shares. Currently all options are out of the money with an exercise price ranging from $14.28 – $20.46 (there are also 484,297 options with an exercise price ranging from £5.25 to £5.75, the majority of which will lapse by the end of October 2003).

3.3.2 Reset Preferred Securities ("RPS")

AMP had $1,150 million in RPS on issue as at 30 June 2003 (with a face value of $100 per RPS). 11,500,000 RPS were issued in 2002 at $100 each with distributions payable twice yearly in arrears. The annual distribution rate is currently set at 8.62% until the first reset date on 24 October 2007.

Under certain conditions, AMP may cause the redemption of the RPS or require conversion of the RPS into AMP ordinary shares. These include the occurrence of a regulatory event (eg. where there is a change in relevant laws or there is a material risk that AMP is not able to treat all of the RPS as Tier 1 regulatory capital under APRA guidelines), a tax event (eg. where there is a change in relevant tax legislation) or a change in control in AMP.

At each reset date and upon the occurrence of certain specific events, holders of RPS may request conversion into ordinary shares of AMP. The conversion ratio is determined by reference to an average of the daily volume weighted average prices of AMP ordinary shares sold in the 20 trading days immediately preceding conversion. Until the first reset date (24 October 2007) the conversion discount currently available to RPS holders is 2.5% to the prevailing market price (subject to certain conditions).

The graph below shows the trading range of the RPS' since listing in October 2002. As the graph shows, the RPS have been trading at a significant discount to prior levels since the profit warning in January 2003, but recovered in August 2003 following speculation that AMP might redeem the RPS as part of the Demerger proposal.


Share price (A$)
106
104
102
100
98
96
94
92
90
88
86
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03

Source: IRESS.

3.3.3 Perpetual Income Securities

Perpetual Income Security floating rate notes were issued in 1999, with a face value of $100 per note. The note pays a floating interest rate of 1.3% over the 90 day Bank Bill Rate, reset quarterly in advance. The issuer may redeem the whole or partial amount of the notes any time after 10 February 2005 by repaying the face value.

3.3.4 Debt and credit ratings

As at 30 June 2003, AMP had total external corporate and operational debt of $6.6 billion, of which $3.3 billion related to corporate debt with the balance being operational debt attributable largely to funding the banking operations.

$m	Corporate	Operational	Total
Subordinated bonds/notes	723	420	1,143
Income Securities	1,240		1,240
Subordinated Debt (Tier 2)	1,963	420	2,383
Senior Debt	1,384	1,108	2,492
Deposits-in		1,717	1,717
Other		1	1
Total Debt	3,347	3,246	6,593

Source: AMP.
Note: Excludes operational debt in the UK.

There are two types of credit ratings typically assigned to life insurers – counterparty credit ratings (which measure the overall credit rating of the group/ company) and the insurer financial strength rating (which measures the insurer's ability to meet policyholder liabilities).

Following the $2.6 billion writedowns announced by AMP on 1 May 2003, Standard and Poor's ("S&P") downgraded a number of AMP group entities on 14 May 2003. In addition, as a result of the uncertainties surrounding the Demerger and the difficult operating environment, these entities were placed on a negative rating outlook. The financial strength and counterparty credit rating for the various entities within the AMP Group before and after the 14 May 2003 announcement by S&P are set out below:

Entity	S&P (post 14 May)	S&P (pre 14 May)
AMP Life (financial strength rating)	A+	AA-
AMP Group Holdings Ltd	BBB+	A-
AMP Bank	BBB+	A-
Pearl Assurance PLC (financial strength rating)	BBB	BBB+
National Provident Life Ltd (financial strength rating)	BBB	BBB+
NPI Ltd (financial strength rating)	BBB	A

Source: Standard & Poor's.
Note: NPI Ltd was downgraded from BBB+ to BBB on 23 June 2003.

As at the date of this report, there has been no change to these ratings following the release of AMP's first half 2003 results on 20 August 2003.

3.3.5 AMP's Position in the Capital Markets

As at 9 October 2003, AMP was the 11th largest company on the ASX by market capitalisation. AMP's significant presence on the ASX is evidenced by its weighting on the various ASX indices. In addition, AMP has a presence in various global indices, encouraging international interest in the Group. The index weightings as at 9 October 2003 are set out below:

AMP weightings Index	Weight (%)
S&P/ASX 200 Insurance	34.61
S&P/ASX 200 Financials ex Property trusts	4.78
S&P/ASX 200 Financials	3.91
MSCI Australia	2.439
MSCI World	0.051

Source: IRESS / ABN AMRO.

4 WEALTH MANAGEMENT OVERVIEW

4.1 Australian / New Zealand wealth management industry

The term "wealth management" has a broad definition and encompasses savings, investments, life insurance and credit products, as well as other services such as financial planning, research and broking. The sub-sectors of the wealth management industry most relevant to AMP's Australian businesses are life insurance, financial planning and funds management.

4.1.1 Life insurance

Key participants

As at 30 June 2003, there were 39 separately registered life insurance companies operating in Australia as part of 34 groups. Six groups – AMP, AXA Asia-Pacific and the four major trading banks (ANZ has a joint venture controlled by ING) – have a combined market share of approximately 80% measured by reference to statutory fund assets.

Statutory fund assets (the assets within the life insurance companies) and total premiums (funds placed with life insurance companies) are often used to measure the size and business generating ability of life insurance groups. The table below sets out the key dimensions of the top six life insurance groups in Australia:

Group	Statutory Fund Assets ($bn)	Market Share
AMP	**52.0**	**28%**
NAB / MLC	32.6	18%
CBA / Colonial	24.5	13%
ING / ANZ	19.3	10%
National Mutual / AXA	17.0	9%
Westpac	11.1	6%

Group	Total Premiums ($bn)	Market Share
AMP	**8.1**	**22%**
NAB / MLC	6.6	18%
ING / ANZ	4.6	13%
CBA / Colonial	3.7	10%
Westpac	3.2	9%
National Mutual / AXA	2.7	7%

Source: APRA Life Insurance Market Statistics, December 2002.

Size of the Australian life insurance market

The Australian life insurance industry as at 31 December 2002 managed approximately $185 billion in assets backing both Australian ($180 billion) and foreign ($5 billion) liabilities. The assets backing Australian liabilities have grown at a compound rate of 8% pa since 1988.


Total Life Office Assets (June 1988 - March 2003)
$bn
200
160
120
80
40
0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Dec02
Mar-03

Source: APRA's Life Insurance Trends, March 2003.

Superannuation became increasingly popular in Australia in the 1980s, and the life insurance industry became more reliant on superannuation products for new business and asset growth. Superannuation business is now the dominant component of life insurance business in Australia, representing approximately 87% of total life insurance assets as at 31 December 2002 (versus 60% in 1988), and 88% of life insurance premiums in 2002.

Total superannuation assets in Australia exceeded $500 billion as at March 2003. Approximately 30% of these assets are held in life insurance policies with the remainder in industry, public, corporate and other superannuation funds. Total superannuation assets have grown at over 12% pa from 1988 and superannuation assets held in life insurance policies have grown at over 10% pa since 1988 as shown below:


Superannuation Assets in Australia (June 1988 - March 2003)
Total Superannuation Assets
Superannuation Assets in Life Offices
$bn
600
500
400
300
200
100
0
Dec-02
Mar-03

Source: APRA's Life Insurance Trends March 2003.

Life insurance products

Products offered by life insurers in Australia can be grouped into four main categories:

- Contemporary investment products are investment-linked products (where the amounts paid to policyholders depend upon the investment performance of the underlying policyholder funds), which now represent over 60% of life insurance premiums in Australia.
- Mature (or conventional) products include endowment insurance (where the policyholder pays a regular premium and the insurer pays the sum insured to the policyholder upon death or at maturity date, whichever occurs first) and whole of life insurance products (which are similar to endowment policies but with a longer maturity). Almost all of these policies in Australia and New Zealand are participating, which means that policyholders participate in the profit made by the life insurer. In Australia, at least 80% of the profits arising from participating policies must be distributed to the policyholders. Other mature products include investment accounts and retirement savings accounts (which provide a capital guaranteed return). Most life insurers in Australia no longer write the majority of these products, as they effectively required life insurers to guarantee a payment of a specified amount in the future and/ or are capital guaranteed. The policies in force currently continue to generate significant profits for the life insurance industry.
- Risk products consist mainly of term, trauma and disability and income protection products and represent approximately 11% of total premiums in Australia. Risk products grew strongly in the first half of 2003.
- Annuities and allocated pensions comprise the remainder of the life insurance market in Australia. Growth in annuities and allocated pensions is expected to continue and increase in the future as the "baby boomers" approach retirement.

Recent developments

A major factor affecting the life insurance industry and broader wealth management industry in Australia has been the downturn in global equity markets over the last two to three years. The downturn has resulted in negative investor sentiment, lower asset values and lower or even negative net inflows, placing additional pressure on the profitability of life insurers.

Despite these recent challenges, the long-term outlook for the Australian wealth management industry remains positive. The Australian Treasury's Retirement Income Modelling Taskforce recently forecast growth in superannuation assets in Australia at approximately 8% pa until 2011, when the total superannuation funds are expected to reach $1 trillion. Key drivers of the growth in superannuation assets continue to be compulsory employer superannuation contributions (currently at 9% of salaries), a tax environment which favours retirement savings and Australia's ageing population. These are not expected to change in the near future. Increasing community awareness and concern regarding financial security in retirement are the other key drivers of the continued growth in superannuation and life insurance products. "Member Choice" legislation (which is being considered by the Australian parliament) could provide life insurers with additional opportunities as more companies outsource the provision of superannuation services.

Historically, the majority of life insurance products in Australia have been distributed through "tied" agency networks (ie. the agents essentially sold only one insurer's products). As open architecture has developed, these agency networks have evolved and currently most life insurance products are distributed via financial planning networks (both aligned or owned dealer groups and independent financial advisers) and bank branch networks.

The additional main trends that have affected Australian life insurance recently include:

- increased concentration in the industry as a result of mergers;
- increasing recognition of financial planners as the most important distribution channel;
- margin pressure;
- continuing popularity of platforms (master trusts and wrap accounts);
- increasing regulatory interest in the operation and capital positions of life companies, particularly on product disclosures, licensing, the quality of advice, transparency of fees, and the quality and quantity of capital; and
- efficiency advancements through technology.

Key earnings drivers for the industry include asset growth and operating efficiency. Drivers of asset growth include brand, distribution network, investment performance and to some extent product innovation and quality of service. Efficiency is mainly achieved through scale and/ or cost control.

4.1.2 Financial planning

Key participants

The financial planning industry in Australia is the distribution engine for wealth management products. In the quarter to March 2003, around 45% of all retail inflows to fund managers were sourced through financial planners. Each of the top four commercial banks, AXA Asia-Pacific and AMP have significant financial planning networks, owning a number of dealer groups. The past few years have seen the major banks and AXA Asia-Pacific building up their financial planning networks organically and via acquisitions.

There were over 14,000 financial planners in Australia in 2002. The top ten dealer groups are shown below:

Dealer Group	No. of FPs 2002	No. Offices	Major Shareholders
AMP Financial Planning	1,470	900	AMP
Professional Investment Services	1,284	806	Private (including Norwich - 9%)
Count Wealth Accountants	1,085	520	Listed (including Lambert family - 24%)
Westpac Financial Planning & Advice	721	na	Westpac
AXA Financial Planning	650	na	AXA Asia-Pacific
Commonwealth Financial Planning	566	993	Commonwealth Bank
Garvan Financial Planning	421	380	National Australia Bank
Charter Financial Planning	357	na	AXA Asia-Pacific
National Australia Financial Planning	321	200	National Australia Bank
ANZ Banking Group Limited	318	232	ANZ

Source: Money Management Top 100 Dealer Groups, October 3, 2002.

The top three life companies and the four major banks own equity in dealer groups with which approximately 50% of financial planners in Australia are affiliated.

Financial Services Groups	No. of FP's 2002
AMP	1,714
National Australia Bank	1,547
AXA	1,154
Commonwealth Bank	981
Westpac	891
ING	619
ANZ	468

Source: Money Management Top 100 Dealer Groups, March 13, 2003.
Note: AMP excludes New Zealand planners, para planners and provisional planners.

Effect of poor equity markets

The Australian financial planning industry has been affected by the poor performance of equity markets. As a result:

- investor demand for equity products has slowed down significantly over the past 18 months;
- as dealer groups and financial planners earn revenues based on a percentage of funds under advice, the profitability of dealer groups has come under pressure accordingly; and
- investors are questioning the quality and trustworthiness of advice provided by financial planners.

This last trend has been illustrated in a recent survey conducted by ASIC on the financial planning industry, which called into question the quality of advice provided by financial planners belonging to a wide range of dealer groups.

Recent developments

In an increasingly open architecture environment, two important developments have been the need by financial planners to offer their clients a range of investment products from a number of different product providers (which has had the effect of increasing the influence of asset and research consultants), and the rise of master trusts and wraps. These are discussed below together with a brief commentary on other recent developments in funds management.

4.1.3 Funds management

Key participants

Fund managers (also called asset or investment managers) are responsible for investing funds on behalf of their clients, both retail and wholesale. Retail funds are sourced mainly from the various platforms (i.e.

master trusts and wraps), unit trusts or directly from individuals. Wholesale funds mainly represent funds managed for superannuation funds and insurance companies.

The funds management sector in Australia can be characterised by a number of large fund managers which offer a broad range of investment services, and a large number of specialist boutique managers. The chart below shows the top six participants in the funds management industry in Australia as at March 2003, setting out each manager's FUM and market share:


Wholesale Funds
Retail Funds
FUM A$bn
Market share (%)
100.0
80.0
60.0
40.0
20.0
0.0
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
12.2%
9.5%
6.8%
6.5%
6.1%
4.8%
36.0
42.5
30.0
31.1
16.2
27.5
26.4
15.2
0.5
38.8
15.5
15.1
CBA / Colonial
AMP / ACI
Macquarie
ING / ANZ
State Street
BT/Westpac

Source: Rainmaker March 2003.
Note: Retail FUM has been calculated by subtracting wholesale FUM from total consolidated FUM as published by Rainmaker.

Industry growth

The funds management industry in Australia has experienced strong growth over the last five years with an annual growth rate of 13% pa. The drivers behind this growth include government initiatives such as the compulsory employer superannuation contribution as well as Australia's ageing population, which has accumulated wealth and is moving away from banking services towards wealth management products and advice. Despite the downturn in global equity markets over the last three years, the strength of these underlying drivers is likely to continue to support long term growth in the market. The Reserve Bank of Australia has recently forecast growth in funds under management of approximately 10% pa from 2002 to 2015.


Australia Funds under Management
A$bn
2,500
2,000
1,500
1,000
500
0
60
100
204
315
621
967
1,507
2,350
1980
1985
1990
1995
2000
2005e
2010e
2015e

Source: Reserve Bank of Australia, 2003.

Recent developments

Growth in profitability is largely driven by the growth in FUM and increases in efficiency, providing a strong rationale for recent industry consolidation. Falling investment returns and increased competition over the last few years have, however, resulted in increased margin pressures. Lower margins plus a shift of assets away from equities into lower risk asset classes (ie. fixed interest and cash) where lower fees are typically charged, have resulted in lower profitability for many funds managers. As a result, cost control and increased productivity will play an important part in future earnings growth.

The Australian asset management industry is undergoing a structural transformation that has affected the wealth management value chain. The emergence of master trust and wrap platforms (generally administered by life insurance and other wealth management companies) has been significant for the industry. These platforms have had a significant influence in the development of the open architecture environment in Australian wealth management. Master trusts and wraps allow for greater choice and flexibility for end consumers as well as adding further value to the financial planners' proposition. This is achieved through the platform's ability to offer its customers the services of a number of different fund managers in each asset class. For the year to 31 March 2003, master trust and wrap platforms accounted for approximately 35% of gross retail inflows into the funds management industry. Fund managers are also increasingly being charged a "shelf space" fee for a place on a particular platform putting further pressure on their profitability.

Research and asset consultants play an important part in influencing investment decisions by retail and institutional investors through their ratings of the capabilities and investment performance of fund managers. Industry estimates are that these "gatekeepers" influence a significant majority of all funds invested. Consultant ratings of asset managers are driven primarily by investment performance and internal processes including investment process, internal controls and risk management. Investors therefore look to these external consultants for guidance as to the quality and performance of asset managers, influencing where inflows are directed.

4.1.4 New Zealand

The New Zealand wealth management industry has experienced lower growth compared to its Australian counterpart. The lack of a compulsory superannuation regime to provide growth in retirement savings, together with weak investment earnings in the last three years has resulted in FUM remaining broadly flat since 1999. Looking forward, market observers expect modest growth from the New Zealand wealth management market. Despite this, current market participants are seeking opportunities to increase their scale in an attempt to drive operational efficiencies. Total assets in the New Zealand wealth management industry are currently at approximately NZ$42 billion (compared to $636 billion total managed fund assets in Australia as at March 2003).

4.2 UK wealth management industry

4.2.1 Life Insurance

Introduction

The UK life insurance market is the third largest in the world after the USA and Japan. Total premiums per capita in 2001 amounted to £1,691 and life insurance premiums comprised some 10.7% of UK GDP. Total premium income received by UK life companies was £117 billion in 2001, with UK life insurers controlling some £909 billion of funds. As at the end of 2001 there were some 89.5 million policies in force in the UK.

Key market players

The UK market is dominated by a handful of large groups. However, no group has a dominant market share – the largest market share (by new business annual premium equivalent or "APE") is 16%, held by Standard Life, although the top ten groups do control some 80% of the new business market. The chart

below shows 2002 new life and pensions annual premium equivalent ("APE") and market share of the top ten life groups:

Top market players, 2002


1800
1600
1400
1200
1000
800
600
400
200
0
(£m)
16.1%
12.4%
10.9%
7.8%
6.1%
6.0%
5.9%
5.4%
5.2%
4.1%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Aviva
HBOS
L&G
AXA
ZFS
Total APE
Mkt share

Source: Annual Reports, Association of British Insurers.

The UK listed life companies control some 30% of the new business market. The UK mutuals, which formerly featured strongly in size and new business production, have dwindled in number largely due to the consolidation trend experienced in the last few years (excepting Standard Life, the market leader). In addition, a number of the former mutuals are now owned by banks, eg. Scottish Widows (Lloyds TSB), Scottish Provident (Abbey National), Clerical Medical/Equitable (HBOS) and Scottish Equitable (Aegon).

The UK life market

Over the last ten years or so the UK life market has trebled its funds under management, as shown in the graph below:

Total life insurance funds


1000
900
800
700
600
500
400
300
200
100
0
(£bn)
267
318
391
418
482
539
638
740
859
933
909
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Ordinary Branch
Industrial Branch

Source: Association of British Insurers.
Note: Industrial branch premiums relate to cash collected premium business, which is no longer widely sold.

Premiums have increased in a similar manner, with the greatest amount of growth emanating from single premium products. These tend to be investment based products, such as with-profit bonds. The chart below shows the trend:

Premium income received on UK business


140
120
100
80
60
40
20
0
(£bn)
33.6
61.3
72.1
88.3
116.4
92.9
1990
1997
1998
1999
2000
2001
Health and Industrial
Single
Regular

Source: Association of British Insurers

Products and distribution

Products in the UK historically tended to be regular premium participating policies, ie. with-profits policies. These policies provide for policyholders to participate by way of bonuses on a 90:10 basis in the profits, with shareholders receiving as a transfer from the life fund one ninth of the cost of policyholders' bonuses. Increasingly, however, unit-linked and single premium products are being sold. Products comprise life, personal pensions, group pensions, savings and investments (particularly with-profit bonds), critical illness and healthcare. Endowment policies, which were commonly associated with house purchases, have declined in popularity and many life companies no longer write such business. Personal pensions remain a significant part of new business statistics, although protection products have shown good growth.

Products have been sold through a multiplicity of channels including IFA, direct sales forces, bank branches, telesales and off-the-page advertising. The IFA sector has steadily increased its market share and now accounts for some 59% of new business. Direct sales forces, which were important in the late 1980s and 1990s have declined significantly due to the increased regulatory burden of running such distribution – direct sales agents were heavily involved in the pensions mis-selling scandal which has cost the UK industry some £14 billion to redress since the mid 1990s. The graph below shows the relative strengths of UK distribution channels:

New business APE premiums by distribution channel


10
9
8
7
6
5
4
3
2
1
0
(£bn)
7.4
8.4
8.5
9.1
9.2
1998
1999
2000
2001
2002
Other
Tied Agents
DSF
IFAs

Source: Association of British Insurers.

Recent developments

The UK life insurance sector has been subject to increasing legislation and scrutiny in recent years. There have been a number of product mis-selling scandals, such as the sale of personal pensions and, more recently, the sale of endowments. The introduction of stakeholder pensions in 2001 was one of the most significant product developments in recent years and introduced the life sector to a charging rate capped at 1%, which has damaged profitability for a number of life offices. The 1% charging rate has now begun to infect many other products offered in the UK, fuelling general profitability concerns.

The Sandler Review of long term savings products in 2002 was critical of many of the aspects of the UK wealth management sector. In particular, the review criticised the lack of transparency in charging and in product structures (such as with-profits policies) and arguably will hasten the arrival of simpler, more transparent product structures.

By contrast, the issues faced by Equitable Life arising from guaranteed annuity option provisioning alerted the industry to the cost of providing for annuity policies; this problem will continue while interest rates remain low. However, perhaps the biggest issue to have faced the UK life sector is the severely weakened solvency and capital adequacy positions, which most companies face following recent declines in world equity markets. A significant number of groups have obtained regulatory rule waivers from the FSA to help deal with day to day volatility. Some have responded by shifting the equity components of their asset portfolios into fixed interest assets, at the expense of future returns. More crucially, low solvency poses difficulties for life offices selling with-profits products, which provide guarantees in respect of declared bonuses. Some 40 out of 62 with-profits life offices have closed their with-profits funds to new business.

The government's proposed reforms of UK distribution may also change the way the industry sells its products. Currently, product salesmen are either independent (IFAs) or tied to one manufacturer. The proposed reforms will introduce a halfway house whereby distributors such as banks or IFAs can tie to a number of key providers. It is thought that this will help the banks to finally succeed in bancassurance (i.e. the sale of life insurance to a banking customer base) by offering products from a range of providers, perhaps distributing through advice centres. The IFA domination of the distribution market is likely to come under increasing pressure, which should be favourable in the short term for a number of more upmarket players. A further consequence is that some larger IFA firms or networks may be encouraged to tie with a handful of the top life companies, resulting in mid-sized and smaller life companies finding it difficult to secure IFA "shelf space".

Finally, UK life companies' financial reporting and regulatory capital requirements are being reviewed with a view to the production of "realistic" balance sheets by 2004. The FSA has issued a consultation paper, CP 195, setting out its preliminary proposals. This is likely to result in further erosion of life company regulatory capital as previously disregarded liabilities begin to be taken into account in the balance sheet calculations.

4.2.2 Funds management

Key participants

The UK is the largest investment management market in Europe with approximately £1.4 trillion under management. Approximately one quarter of these assets are in retail (mutual) funds with the remainder of the assets in pension funds or sourced from life insurance products. The sector consists of a mixture of independent funds management organisations (managing around 24% of total assets) and, often larger, funds management operations of banking and insurance groups. The diagrams below show the top ten fund managers of retail assets and segregated pension fund assets in the UK.

UK Retail assets under management, June 2003 (unit trusts, OEICS, PEPs, ISAs)


Assets under management (£bn)
20
18
16
14
12
10
8
6
4
2
0
Fidelity
Invesco (Amvescap)
Scottish Widows
Threadneedle
Legal & General
Schroders
M&G (Prudential)
Halifax
Gartmore
SLTM

Source: Investment Management Association.

UK Segregated pension assets under management, December 2002


Assets Under Managemen (£bn)
35
30
25
20
15
10
5
0
Barclays
Deutsche Asset Management
Merrill Lynch
Schroders
UBS
Goldman Sachs
HGI
Capital
Threadneedle
Fidelity

Source: Financial Times.

Industry growth

The UK funds management sector has seen strong growth over the last ten years, driven by, inter alia, rising wealth and – for the latter half of the 1990s – strong growth in the UK stock market. The FTSE 100 grew by approximately 68% over the period December 1996 to December 1999, while total UK funds under management grew by 95% over the same period (equivalent to 24.9% CAGR). UK funds under management continued to rise through 2000 (by over 8%) and 2001, despite the falls in the UK stock market in those years; only in 2002, when the FTSE 100 fell by approximately one quarter, did UK assets fall. The chart below shows the growth in UK assets under management since 1996.


Assets under managemen
(£bn)
2,000
1,600
1,200
800
400
0
1996
1997
1998
1999
2000
2001
2002

Source: Datamonitor, Boston Consulting Group.

Future growth of UK assets will depend partly on the growth of the stock market which is forecast to show a somewhat lower long-term growth rate than experienced over the period 1998 to 2001. However, strong growth of inflows to investment management firms is expected to continue to be driven by demographic changes, government policies to encourage people to save for their retirement and the well-developed equity culture in the UK. As an illustration of forecast growth, a research house has recently estimated growth of approximately 8% per annum over the next ten years in defined contribution and personal pension assets in the UK.

Characteristics of the market

Asset allocation

53% of UK funds under management are invested in equities. This is lower than the figure in 2000 of 64%, but significantly higher than the global average of 44%. Recent falls in equity markets have led to a slight decline in equity ownership as investors have been attracted by less risky assets such as fixed income, but it is expected that over the long term equities will continue to be the dominant UK asset class.

Distribution

Institutional investment managers dominate the UK asset management sector, managing approximately fifteen times as many assets as the retail sector, though the latter is demonstrating faster growth. Consultants dominate the institutional market, playing a decisive role in the allocation of institutional mandates; it is estimated that the top four consultants have a 70% share of the market.

IFAs dominate the distribution of retail funds in the UK, accounting for approximately 60% of new business sales. IFAs have increased their share of the market rapidly since 1996, while other distribution channels have generally seen flat sales and hence falling market shares. The other key distribution methods are tied agents, direct sales and salesforces.

Products

Institutional mandates in the UK are commonly segregated, pooled, specialist or balanced. In a pooled structure, funds from various mandates are managed together under common investment guidelines. This generally attracts lower fees than a segregated mandate, where a client's funds are managed separately from others under their own guidelines. Both segregated and pooled mandates can be either specialist or balanced depending upon whether the mandate consists of one or multiple-asset classes.

Retail funds exist in the form of either unit trusts or open-ended investment companies ("OEICs"). More recently, PEPs ("personal equity plans" – a government-sponsored tax efficient personal savings vehicle), now replaced by ISAs ("Individual Savings Account") have become the common investment structure as the government has promoted tax-efficient saving for individuals.

Recent trends

The experience of UK asset managers over recent years has not been dissimilar to managers in Australia, with their profitability linked tightly to the movement in the stock market and hence the level of assets

under management. The rise in equity markets through the second half of the 1990s, increasing awareness amongst the UK population of the need to save for their retirement and the increasing popularity of tax-efficient retail saving products all served to rapidly increase assets under management.

This growth encouraged investment managers to develop their operations and resulted in a significant level of consolidation in the UK (and worldwide) in the period 1999 to 2001 through corporate acquisition as existing, and new, fund managers boked to increase their share of the market. Given the heavy gearing of fund managers' profitability to assets under management, the period saw a significant improvement in the profitability of fund managers and hence their perceived value.

The forecast lower rate of market growth is anticipated to play a significant role in the shaping of the industry. To be successful, fund managers will need to be able to demonstrate an ability to maintain an efficient cost base while maintaining consistent growth in their assets under management and hence revenues. It is expected that this will drive continued consolidation as firms look for greater economies of scale. Meanwhile, as private investors seek greater diversity in their portfolios, it is likely that successful firms will increasingly offer a flexible and wide range of alternative products, e.g. hedge funds, to satisfy demand.

4.3 Regulation and Supervision

Australia

Australian life insurance companies are regulated prudentially by the Australian Prudential Regulation Authority ("APRA"), which administers the Life Insurance Act 1995. The primary purpose of this legislation is the protection of the interests of the owners and prospective owners of life insurance policies. The Life Insurance Act requires life insurance companies to among other things conduct life insurance business in statutory funds and satisfy capital adequacy and solvency requirements which are set out in the Life Insurance Act.

APRA also supervises the superannuation industry pursuant to the Superannuation Industry (Supervision) Act 1993, general insurance industry pursuant to the Insurance Act 1973 and authorised deposit-taking institutions pursuant to the Banking Act 1959.

The financial planning and funds management industry is regulated by the Australian Securities and Investments Commission ("ASIC"). ASIC also regulates Australian life insurance companies. ASIC administers the Corporations Act 2001 ("Act") and in particular chapters 5C and 7 of the Act that deal with managed investments schemes and licensing of financial service providers.

In 2002 the Act was amended by the Financial Services Reform Act ("FSR Act"). The introduction of the FSR Act significantly impacts the financial services industry. The increased regulation and increased administrative duties have been significant contributors to industry consolidation over the last few years. Broadly, the FSR Act:

- introduced broadly uniform regulation of all financial products;
- implemented a single licensing framework for financial services providers;
- established minimum standards of conduct for financial services providers dealing with retail clients; and
- established broadly uniform disclosure obligations for all financial products provided to retail clients.

The Financial Sector (Shareholdings) Act 1998 imposes a 15% shareholding limit in financial sector companies (authorised deposit-taking institutions and authorised insurance companies including holding companies). The Federal Treasurer may approve a higher percentage limit on national interest grounds.

United Kingdom

Life insurance and funds management in the UK are both regulated by the Financial Services Authority ("FSA"). Formerly regulation occurred under the Insurance Companies Act 1982, with the sale of investment business governed by the Financial Services Act 1986. With effect from 1 December 2001, both areas became regulated by the FSA under the Financial Services and Markets Act 2000 ("FSMA"). The FSMA established the FSA with the objectives of:

- maintaining confidence in the UK financial system;
- promoting public understanding of the financial system;
- protecting consumers; and
- reducing the incidence of financial crime.

The FSA now incorporates some nine separate regulatory bodies which formerly oversaw different areas of the financial services market, including the Insurance Directorate of HM Treasury and the Personal Investment Authority.

A key feature of the FSA's approach to regulation is the assessment of the risk which a particular firm or activity poses to the FSA's statutory objectives – accordingly it tends to concentrate its efforts on high risk firms or activities. This is known as "risk-based" supervision and the FSA has introduced a standard risk assessment process for all regulated firms.

The Interim Prudential Sourcebook is the main part of the FSA Rules which sets out the framework for the prudential supervision of insurance companies. It largely restates the provisions of the former Insurance Companies Act.

In March 2003 the FSA published draft proposals in Consultation Paper 173, which propose to alter the way in which investment management firms and their subsidiaries will be treated for regulatory capital purposes. The proposed regulations will have the effect of treating groups of related companies on a consolidated basis, rather than individually – which is the current approach. While these regulations have not yet come into force, it is expected that their effect will be to require many investment groups to raise substantial amounts of additional capital.

CP 195 was published in August 2003 and contains the FSA's proposal for, inter alia, capital requirements and provisioning for liabilities. CP 195 is currently an industry consultation paper. Once industry responses have been received the FSA is expected to issue a policy statement in early 2004, with the implementation of the new rules to take place later in the year. One key thrust of CP 195 is the "twin peaks" approach of assessing the capital adequacy requirements for firms conducting with-profits business. This requires firms to undertake a "realistic" assessment of their liabilities to determine whether an additional capital buffer, on top of statutory mathematical reserves, is required in order to cover expected discretionary bonus payments and to allow for major risks, such as market, credit and persistency.

4.4 Differences in Australian and UK wealth management

There are important differences between the Australian and UK wealth management markets. These include the issues set out below.

Product

Both Australia and the UK historically sold participating, with-profit life and pensions products. Over the last ten years both markets have experienced a trend towards unit or investment linked products. These have particular attractions for product manufacturers as the absence of guarantees permits a significantly lower degree of reserving for products sold, which reduces the amount of capital required to meet regulatory requirements.

However, while the bulk of new business sold in the UK remains with-profit, the Australian savings market has moved towards investment-linked products, much like the US mutual fund market. The bulk of such product sales are made through master trust or wrap platforms, which allow investors to select products from a range of investment managers. These platforms are not widely available in the UK market.

The pensions markets contrast more starkly. Australia moved to a compulsory and largely employer-funded superannuation scheme in 1992, which now represents one of the main drivers of long-term savings growth in Australia (excluding investment products). The UK has not yet moved to a mandatory regime – the introduction of stakeholder pensions in 2001 as a supplement to the state pension scheme is the closest the UK has come to emulating Australia's experience. UK stakeholder schemes have not yet seen significant take-up.

Distribution

During the 1990s Australia moved much more quickly away from sales-force led distribution towards independent third party advice, now the largest source of new inflows. The UK has followed suit more slowly, with IFAs steadily increasing market share each year, and the reducing emphasis on large direct sales forces only happening in the last three or four years.

Open architecture product structures, well advanced in their development in Australia, as in the US, are still in their infancy in the UK, although more manufacturers are offering this option. As a consequence of a further developed open architecture environment, Australian financial planners have adopted an advice-led model to assist their clients in their purchasing decisions.

The recent move in the UK towards "depolarisation" of distribution and the acceptance of multi-ties amongst distributors follows a model already prevalent in Australia. Depolarisation refers to the reform of the regulatory system surrounding the sale of long term and other investment products in the UK. Currently, distributors of products are either independent, that is tied to no particular product provider ("IFAs"), or exclusively tied to one manufacturer ("tied agents"). CP 121, the government's consultation paper, proposes to amend this to allow "multi tied" advisers to sell products from several providers rather than just one.

Regulation

The UK market has become a heavily regulated market in which to sell or distribute long-term savings products. The FSA has taken an increasingly close look at existing business practices and has focussed on regulating the sale of inappropriate products (starting with the investigation into pensions mis-selling in the late 1990s), the sales process and those who sell products. Recently the FSA has been particularly involved with most life companies as they struggle to maintain regulatory capital levels as a result of weaker equity markets.

Like the FSA, APRA has recently taken a more intrusive stance in fulfilling its prudential supervisory role, particularly after the collapse of HIH, a general insurer, in 2001. The Australian government has adopted a regulatory approach that focuses on licensing and disclosure.

5 AMP AFTER THE DEMERGER

5.1 Overview

After the Demerger, AMP will consist of the existing AMP group's two main businesses in Australia and New Zealand, namely AFS (including AMP Bank), and HGI's Australian and New Zealand operations (to be renamed AMP Capital Investors, "ACI"). It will also include Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI), which are under strategic review by AMP.

AMP will own 15% of HHG's ordinary share capital. This holding will be subject to an escrow arrangement which may require AMP to hold these shares until at least the release of HHG's financial results for the six months to 30 June 2004.

AMP will continue to be listed in Australia and New Zealand. It is expected to be in the top 50 largest companies on the ASX by market capitalisation, and as a result will be included in the main benchmark indices used by fund managers and institutional investors.

Corporate structure

A simplified corporate structure diagram of AMP following the Demerger is set out below:


Shareholders
AMP
Australian Financial Services
AMP Capital Investors
Gordian / TGI / Cobalt
Australia
New Zealand
AMP Sanmar (India) (26%)
Listed Assets
Property
Private Capital
New Zealand
Global Alliances
Advice Based Distribution
Product Manufacturing
AMP Financial Planning
Hillross Financial Services
Arrive Wealth Management
Magnify (80.1%)
General Insurance Distribution
Mature Products
Savings and Retirement
Corporate Superannuation
Risk Insurance
Banking

Source: AMP.
Note: Legal structure of the AMP Group after the Demerger differs from the operational structure summarised above.

Key financial dimensions

The key financial dimensions of AMP after the Demerger and its associated restructurings are set out below:

Metric		
AFS Traditional Embedded Value	$5.4 – $6.1bn	
ACI Funds Under Management	$70bn	
Pro forma forecast 2003 operating margin (after tax)	**Low**	**High**
- AFS (incl. AMP Bank)	$347m	$383m
- ACI	$63m	$65m
Capital		
- Ordinary equity	$3,400m	
- Hybrid securities (incl. subordinated debt)	$1,745m	
- Senior debt	$882m	

Source: AMP. All figures as at 30 June 2003, except as noted.
Note: Traditional EV excludes AMP Banking and is based on discount margins of 6-3% over long term Government bond rates.

5.2 AMP Financial Services ("AFS")

5.2.1 Overview

AFS will be the largest operating unit of AMP. It consists of two main businesses – advice based distribution through 2,100 financial planners in Australia and New Zealand, and the manufacture of savings, investment, risk and retail banking products for distribution by its own distribution arm and third party distribution channels. AFS' Australian operation provides life insurance, superannuation, retirement income and banking products, distributes general insurance and other third party products and provides financial planning services. AFS also has a significant life insurance and financial planning operation in New Zealand as well as a 26% equity stake in a life insurance operation in India.

Sources of AFS revenues

AFS has a number of sources of revenue:

- participation in profit margins released from mature products;
- manufacture or packaging of investment products (this is usually a master trust or wrap platform);
- manufacture or packaging of other products, including risk products;
- ownership of the dealer group; and
- rebates from asset managers who pay AFS if its customer decides to invest in products provided by these managers.

Market share and business flows

AFS is the largest life insurance company in Australia both by assets backing life insurance liabilities and by total premiums. It offers a broad range of products and has the largest distribution network in the country. Its market share for selected products is shown below:

Product type	Market rank	Market share (%)
Total retail managed funds	3	11%
Superannuation	1	17%
Retirement Income	3	12%
Master Funds	2	13%
Unit trusts (ex. CMT)	9	4%
Individual risk	4	11%

Source: Plan for Life, June 2003. Individual risk figures – Plan for Life, March 2003.
Note: Retirement Income includes allocated pensions and annuities, immediate annuities and allocated pensions master funds. Master Funds are a subset of the superannuation, retirement income and unit trust categories.

AFS' total new business flows by product type and by geographic region for 2002 and the six months to 30 June 2003 are shown below:

New business ($m)	FY2002	1H2003
Australia:		
Savings and Retirement	4,673	1,787
Corporate Superannuation	2,013	855
Risk	523	241
Mature Products	855	317
Advice Based Distribution Products	809	299
	8,873	3,499
New Zealand	495	195
Total	9,368	3,694
Banking (Mortgages)	1,665	910
Banking (Deposits)	1,184	251

Source: AMP.
Note:
1. A multiple of 10 has been applied to convert Risk annual premiums to New Business.
2. Advice Based Distribution products refers to PortfolioCare – externally manufactured products earning platform fees.

The AFS market share of both gross and net retail inflows in the two years to June 2003 is set out in the chart below. The following points should be noted:

- industry-wide gross and net retail inflows have fallen substantially since June 2002;
- the AFS share of industry gross inflows has fallen from 6.0% in 2002 to 5.1% in the first half of 2003;
- the AFS share of industry net inflows (gross inflows less redemptions) held up well up to and including the December 2002 quarter;
- the first half of 2003 has, however, seen a substantial decline in the AFS share of net inflows, being close to zero for the two quarters; and
- the cause of this substantial decline was the fall in the AFS market share of gross inflows (as AFS redemptions remained in line with the market).


Total Retail Managed Funds Inflows
Industry Net FUM Inflows (RHS)
AMP Market Share of Net FUM Inflows (LHS)
AMP Market Share of Gross FUM Inflows (LHS)
24%
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
8,000
6,000
4,000
2,000
0
A$(m)
AMP's Market Share
(by FUM as at 30/6/03)
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03

Source: Plan For Life, June 2003.
Note: Fund flow information above includes AMP's mature book. Net Inflows in the March 2003 quarter were negative at -$17 million and marginally positive in June 2003 quarter at $1 million.

5.2.2 Advice based distribution

AFS' financial planners

The distribution operations of AFS currently consist of three established dealer groups and one new dealer group, which are described below. All dealer groups are 100% owned by AFS (with the exception of Magnify which is 80.1% owned); most of the financial planners are self-employed. AFS' distribution model is based on having multiple dealer groups targeting the various market segments (i.e. mass market, mass affluent and high net worth).

Dealer Group	Financial planners	Description
AMP Financial Planning in Australia and AMP in NZ	• Australia – 1,443 financial planners and 32 Bank Mobile Lenders • New Zealand – 364 financial planners	• Mostly self employed • Key product is AFS' FLS (master trust) • Will distribute eWrap product (provided by Asgard) • Targets mass affluent and mass market
Hillross Financial Services	• Australia – 251 financial planners	• All self employed • Key product is Asgard's PortfolioCare • Targets mass affluent and mass market
Arrive Wealth Management	• Australia – 22 financial planners	• All employed planners • Targets high net worth market

Dealer Group	Financial planners	Description
Magnify	• New venture (commenced August 2003)	• Jointly owned with PricewaterhouseCoopers • Targets Chartered Accounting practices • 80.1% owned by AMP

Source: AMP. The total number of planners is over 2,100 (including bank mobile lenders, excluding provisional planners and parap lanners).

AFS has active retention and succession strategies in place with regards to its dealer groups. These include the Buyer of Last Resort ("BOLR") arrangements with self employed financial planners of AMP Financial Planning. Under these arrangements the planner may sell all or part of his/her business (i.e. the entitlement to the distribution revenues) to AMP provided certain business conditions are met. AMP may then on-sell this business to another planner. Planners who sell their business to AMP undertake not to re-enter the industry for three years.

Key source of new business growth

Over 80% of AFS new business flows in Australia are obtained through its financial planning network. The remainder is sourced via AFS' salaried corporate superannuation sales team, external advisers and brokers and a small amount from direct distribution such as call centres and the Internet. New business inflows by distribution channel are summarised below:

New business ($m)	FY2002	1H2003	% (1H 2003)
By distribution channel:			
Australia:			
AMP Financial Planning	5,931	2,375	64.3
Hillross Financial Services	1,117	486	13.2
Arrive	-	-	-
Third party distribution	888	350	9.5
Corporate Superannuation	780	204	5.5
Customer Communications Centre	157	84	2.3
	8,873	3,499	94.7
New Zealand	495	195	5.3
Total	9,368	3,694	100.0

Source: AMP.
Note: Arrive did not distribute any AMP products since acquisition on 1 July 2002 to 30 June 2003.

Products and services

The AFS distribution arm provides financial planning advice to its clients. This is complemented by a range of financial products manufactured by both AFS and other parties including:

- wealth management and select banking products (deposit accounts and mortgages) from the AFS product manufacturing arm;
- wealth management and other banking products from external suppliers under third party brands; and
- general insurance products from external suppliers under the AMP brand and third party brands.

5.2.3 Product manufacturing

The product manufacturing operation is the principal source of earnings for AFS. The majority of the products distributed by AFS' dealer groups are provided by AFS, with the main exception being Hillross's key product, a master trust called PortfolioCare manufactured by Asgard (a business unit of St George Bank Limited). The manufacturing division of AFS is split into five separate units: mature products, savings and retirement products, corporate superannuation, risk products, and banking.

Mature Products

AFS no longer actively markets mature products, and hence new business volumes are relatively low. Mature products include endowment insurance, whole of life insurance, investment accounts, rollover

funds, closed investment linked products and retirement savings accounts. Most of the mature products guarantee a payment of a specified amount in the future and/or are capital guaranteed.

AFS historically wrote substantial amounts of these products and has a large portfolio of in-force mature life insurance assets, some of which is in run-off (i.e. closed to new business). The book of mature products contributes significantly to the assets and operating margins of AFS, but consumes more capital. As at 30 June 2003 assets backing mature product liabilities were at $19.6 billion.

Management of balance sheet risks is an important part of the run-off process. Given the guaranteed nature of mature products, asset/liability mismatches can cause earnings to be volatile.

Savings and Retirement

Savings and retirement products are one of the fastest growing areas in the wealth management industry in Australia. These products include personal superannuation, allocated pensions, term and lifetime annuities, investment funds and others. This growth is linked to the strong growth in superannuation assets over the last decade, which has been fuelled by compulsory superannuation and an ageing population. Savings and retirement FUM of AFS as at 30 June 2003 were approximately $18.6 billion. These products contributed almost 50% of new business for AFS for the six months to 30 June 2003.

AMP Flexible Lifetime Super ("FLS") is a master trust and is AMP's flagship product for retail clients. Master trusts and wrap platforms combine transaction, administration and reporting services in one package. They also allow customers the choice of a broad range of investments through a range of fund managers (with the exception of non-discretionary master trusts). Master trust and wrap platform products have grown at approximately twice the overall market rate over recent years, as their flexibility to allow investors to invest in a broad range of products from a range of funds managers is increasingly important in an open architecture environment.

FLS is distributed by AMP Financial Planning (with a significant percentage of new business written directed into FLS) and has seen significant growth over recent years. FLS offers a choice of 16 different fund managers including ACI. ACI currently secures a large proportion of inflows into FLS. AFS has recently reached agreement with Asgard to distribute a wrap product manufactured by Asgard (called "eWrap" by AFS), which will replace the existing wrap product provided by AFS. AFS will receive an annual fee from Asgard based on FUM. Hillross currently distributes the PortfolioCare master trust product (provided by Asgard) on which AFS also levies an annual fee based on FUM.

Corporate Superannuation

Total corporate superannuation FUM in Australia was estimated at around $70 billion in 2002. The trend in Australia and New Zealand over the last few years has been for companies to outsource the provision of superannuation services to third party providers. Member Choice legislation, which is currently being considered by the Australian parliament, is likely to result in more companies outsourcing these services. AFS is the largest provider of corporate superannuation services in Australia, which are usually provided as a package of administration, insurance and investment products. AMP Custom Super is the key master trust product offered to AMP's corporate superannuation clients.

Corporate superannuation assets of AFS as at 30 June 2003 were at $6.2 billion.

Risk Insurance

Risk insurance products consist of term life, disability, crisis, income protection and business overhead insurance. AFS has experienced increased demand for these products over the past twelve months. AFS believes that contributing factors to this growth have been the full service advice provided by AMPFP and Hillross to their clients and the increasing importance of risk products as part of an individual's wealth plan. With investment markets delivering lower returns, individuals are showing an increasing demand for protection products.

Risk products can be individual or group. Group products are usually provided as options in the corporate superannuation package.

Banking

AFS exited the manufacturing of certain of its banking products during late 2002 and 2003. AFS, through AMP Bank, continues to provide residential mortgages and retail deposits in Australia. As at 30 June 2003 AMP Bank had $1.7 billion in deposits and $5.3 billion in mortgages. New deposits and mortgages for the six months to 30 June 2003 were at $251 million and $910 million respectively.

It is intended that the majority of mortgage lending will be funded through off balance sheet securitisation vehicles. AMP Banking is currently investigating the opportunity to reduce operating costs through outsourcing certain business processes (e.g. mortgage processing, transaction services, customer communications etc.) to external parties. A decision is expected later this year.

5.2.4 Other

New Zealand

AFS is the largest life insurer and wealth management company in New Zealand. AMP's focus in New Zealand is on risk products, corporate superannuation and traditional savings products. New business flows are lower than in Australia.

AMP Sanmar

AFS launched a joint venture with the Sanmar Group, an industrial conglomerate based in southern India, in early 2002. AFS has a 26% equity stake in the joint venture. AMP Sanmar manufactures and distributes traditional life insurance products in India. The joint venture has an agency force of approximately 3,000 advisers based in 39 cities in southern and western India and a team of business managers distributing products to the corporate market. The carrying value of AMP's investment in AMP Sanmar is approximately $12 million. It is expected to report small operating losses for a number of years.

5.3 AMP Capital Investors ("ACI")

5.3.1 Business description

Overview

AMP Capital Investors ("ACI") will be the new name for HGI's Australian and New Zealand operations. ACI was largely developed under the AMP Asset Management brand, before being placed under the "AMP Henderson" brand following AMP's 1998 acquisition of Henderson plc.

ACI provides investment management services to Australian and New Zealand retail and institutional investors, and to companies within the existing AMP Group (AFS is ACI's largest customer). It is Australia's second largest and New Zealand's largest fund manager with approximately $70 billion of funds under management and at 30 June 2003 employed 820 staff.

ACI manages a range of asset types, including equities, fixed interest, property and private capital. Its position in Australia (total funds under management) and New Zealand (wholesale funds under management) as at 31 March 2003 and 30 June 2003 respectively is as follows:

Australia Total FUM, March 2003[1]


100.0
80.0
60.0
40.0
20.0
0.0
FUM A$bn
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Market share (%)
Wholesale Funds
Retails Funds
12.2%
9.5%
6.8%
6.5%
6.1%
36.0
42.5
30.0
31.1
16.2
27.5
26.4
15.2
0.5
38.8
CBA / Colonial
AMP / ACI
Macquarie
ING / ANZ
State Street

New Zealand Wholesale FUM, June 2003


10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
FUM NZ$bn
30%
25%
20%
15%
10%
5%
0%
Market Share (%)
29%
16%
13%
9%
8%
9.3
5.1
4.0
3.0
2.5
AMP / ACI
ING / ANZ
Tower
Guardian Trust
Colonial First State

Source: Rainmaker, MJW Wholesale Manager survey.
Note: Retail FUM in Australia has been calculated by subtracting wholesale FUM from total consolidated FUM as published by Rainmaker.

Asset mix

The asset mix in Australia has been relatively stable over recent years although the proportion of equity has reduced slightly given negative investment returns and a shift into more defensive assets. Asset mix has been less stable in New Zealand. ACI's asset mix in Australia and New Zealand since 2000 is summarised below:

Australia Asset Mix


80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
68.4
68.4
61.1
61.8
2000
2001
2002
Jun-03
International Fixed Interest
International Shares
Cash
Inflation Indexed
Domestic Fixed Interest
Private Capital
Property
Domestic Shares

New Zealand Asset Mix


12.0
10.0
8.0
6.0
4.0
2.0
0.0
8.0
10.6
9.4
8.6
2000
2001
2002
Jun-03
International Fixed Interest
International Shares
Cash
Domestic Fixed Interest
Private Capital
Property
Domestic Shares

Source: AMP.

Sources of FUM and inflows

Funds sourced from the existing AMP group accounted for over 65% of ACI's total FUM as at 30 June 2003. The remaining 35% was sourced externally and includes discrete wholesale mandates as well as funds from third party master trusts. Internally sourced assets can be divided into two components – mature and contemporary.

The mature business of AFS represents over 35% of ACI's FUM. ACI currently manages most of the assets backing the mature products' liabilities of AFS. The contemporary business includes the investment linked products currently sold by AFS. Contemporary business is being distributed by AFS dealer groups.

ACI secured a large proportion of gross inflows from FLS sold by the AMPFP dealer group in the first half of 2003. Hillross and Arrive offer different master trusts where ACI secures a lower percentage of inflows. Funds inflow from AMP Financial Planning is an important source of FUM and earnings growth to ACI.

Externally sourced business has been growing, partially due to the emergence of master trusts as a source of funds, where ACI receives inflows from a number of the larger master trusts and wraps, including AXA-Summit, Navigator and BT Wrap.

ACI does not have a large exposure to any one client other than AFS. The top 50 clients in Australia as at 30 June 2003 (excluding AFS) represented less than 20% of total FUM.

5.3.2 Investment performance

Historical investment performance

The table below outlines the performance of the main ACI Australian funds (covering all the major asset classes) against benchmark returns.

	One year to 30 June 2003		Three years to 30 June 2003		
Funds	**Actual % p.a.**	**B/mark % p.a.**	**Actual % p.a.**	**B/mark % p.a.**	**Benchmark (B/mark)**
Diversified					
Aust Balanced Growth	-2.4	-1.8	-0.7	0.0	Competitors Median
Australian Fixed Interest					
AFI (AMPFS Contemporary)	10.2	9.7	8.0	7.8	UBS Fixed Debt
AFI (SMP)	10.1	9.8	7.9	8.0	UBS Comp Bond All Mat
Australian Equities	**-1.3**	**-1.7**	**2.5**	**0.7**	**ASX 200**
Active Quant	-2.1	-1.7	1.7	0.7	ASX 200
Enhanced Index	-1.7	-1.7	1.5	0.7	ASX 200
Capital	-2.9	-1.7	-0.1	0.7	ASX 200
Value Plus	1.3	-1.7	8.6[3]	0.7	ASX 200
International Equities	**-21.7**	**-18.5**	**-18.6**	**-16.3**	**MSCI World Acum Index (unhedged)**
Direct Property	**10.1**	**11.1**	**9.5**	**10.4**	**Mercer Property Index**
Private Capital	**3.3**	**-1.7**	**-4.6**	**0.7**	**Internal monitor - ASX 200**
New Zealand Equities					
Active	13.7	10.2	9.5	7.1	NZSE40
Passive	11.8	12.3	5.5	5.9	Russell / JBWere Tradable Index
Strategic Equity growth Fund	13.0	16.0	n/a	n/a	NZ Equity average index
NZ Fixed	12.8	11.8	9.4	8.6	CSFB NZ Stock Gross Returns Index
NZ Cash	6.2	6.0	6.2	6.1	CSFB Bills Index
Property	8.5	n/a	8.0	n/a	n/a

Source: AMP.

Notes:

1. All returns are before fees and tax unless otherwise stated.
2. The investment performance tables exclude AUM from AFS mature products. These products are managed against internal investment performance benchmarks.
3. Value Plus return is for the period January 2001 to June 2003, i.e. 2.5 years only.

Excluding the performance of international equities (and its consequential effect on the diversified funds) and private capital, the ACI range of funds summarised above has broadly performed in line with their respective benchmarks over the last three years to 30 June 2003.

Until recently, Henderson (HHG's UK-based fund manager) managed ACI's international equities, international fixed interest and small international property portfolios, which as at 30 June 2003 amounted to $10 billion in FUM. Most of these mandates are included in the diversified (ie. balanced) funds managed by ACI. Due to the relatively poor performance of the global equity product range managed by Henderson, ACI's balanced funds have performed below benchmark over key investment horizons (one and three years).

In August 2003, ACI announced it is in the process of outsourcing the management of its international active equities, accounting for nearly $2 billion of international FUM. Henderson will continue to manage ACI's indexed and enhanced indexed international equity assets as well as international fixed interest.

ACI's historical investment performance in New Zealand over one and three years to 30 June 2003 has been in line or above their respective benchmarks across most asset classes.

Asset and research consultant ratings

Asset and research consultants provide ratings on the investment performance and overall quality of a fund manager. Asset consultants are often engaged by institutional investors (mostly superannuation funds) to provide advice on asset allocation and fund manager selection. Research consultants publish ratings (eg. ranging from 1 to 5 stars) that set out their recommendations on various fund managers. These ratings are often used by retail investors in deciding which fund managers they should use. Ratings are important in an open architecture environment as most platforms (master trusts and wrap accounts) offer products from a large number of investment managers.

Current research consultant ratings for ACI are set out in the table below. Research consultants remain largely supportive post the Demerger announcement, although Morningstar recently downgraded ACI given concerns surrounding the management of international equities and demerger uncertainty.

Research ratings	Rating	Scale
Morningstar Research	3 stars	1 to 5 stars
van Eyk - Management strength	B	E to A
van Eyk - Business strength	B	E to A
Assirt Research - Management	Strong	Very Weak to Very Strong
Assirt Research - Operations	Strong	Very Weak to Very Strong

Source: AMP.

5.4 Portfolio Businesses

The bulk of portfolio businesses in Australia, comprising AMP's general insurance operations, are in run-off and include:

- Gordian RunOff, which consists of the run-off book of the reinsurance and corporate portfolios of GIO. As at 31 December 2002, it had gross outstanding claims of $2.2 billion and net assets of $636 million;
- TGI Australia, which consists of the run-off book of the corporate portfolio of AMP General Insurance. As at 31 December 2002, it had gross outstanding claims of $267 million and net assets of $65 million.; and
- Cobalt RunOff Services, which is a specialist run-off manager owned 100% by AMP and provides services to AMP and external clients.

The run-off process involves the management of the outstanding liabilities. Currently, the outstanding liabilities are calculated at the 75th percentile confidence level, the minimum required by APRA. AMP is currently exploring options to release capital from its general insurance operations.

5.5 Board and Management

5.5.1 Board

Following the Demerger, the board of AMP will consist of the following directors:

Board Member	Brief Resume
Peter Willcox **Chairman**	• Appointed to the Board in September 2002; appointed Chairman in February 2003. • Previously CEO of BHP Petroleum and a director of a number of international companies including financial services experience with Lend Lease Corporation, MLC and Schroders Australia. • Also Chairman of Mayne Group.

Board Member	Brief Resume
Andrew Mohl **Managing Director and Chief Executive Officer**	• Joined AMP in 1996. Appointed Managing Director and CEO in October 2002. • Previously Managing Director of AFS, Managing Director of AMP Asset Management, Managing Director of ANZ Funds Management and ANZ Chief Economist. • Also Director of HHG since October 2003.
Richard Grellman **Non Executive Director**	• Appointed to the Board in 2000; Chairman of the Board's Audit and Compliance Committee. • Previously KPMG partner from 1982 to 2000 and a member of KPMG's National Board from 1995 to 1997. • Also Chairman of the Board and Council of the NSW Motor Accidents Authority and a director of Atlas Group.
Roger Patrick (Pat) Handley **Non Executive Director**	• Appointed to the Board in April 2003. Also Director of HHG since June 2003. • Previously Chief Financial Officer of Westpac Banking Corporation, Chairman and CEO of County Savings Bank, Chief Financial Officer of Bank One Corporation and a director of Suncorp Metway. • Also Chairman of Pacific Brands.
Meredith Hellicar **Non Executive Director**	• Appointed to the Board in March 2003; Chairman of the Board's Remuneration Committee. • Previously Chief Executive of Corrs Chambers Westgarth, Managing Director of TNT Logistics Asia and Managing Director of InTech Financial Services. • Also a director of James Hardie Industries and the Southern Cross Airports Group.
Peter Mason **Non Executive Director**	• Appointment to the Board announced in August 2003 (will commence on 20 October 2003). • Over 30 years experience in investment banking. • Also Chairman of JP Morgan Chase group in Australia and Director of Mayne Group.
Dr Nora Scheinkestel **Non Executive Director**	• Appointment to the Board announced in August 2003 (commenced on 1 September 2003). • Previously held positions with CRA, Macquarie Bank, Chase AMP and Deutsche Bank. • Director of Newcrest Mining and PaperlinX. Also Chairman of South East Water and Director of Hydro Tasmania.

Source: AMP.

5.5.2 Management

AMP's current management team together with a brief background is set out below:

Executive	Brief Resume
David Cohen **General Counsel**	• Joined AMP in January 2003. • Previously a Partner with Allens Arthur Robinson.
Marc de Cure **General Manager, Strategy and Development**	• Formerly AMP Chief Financial Officer. • Previously a Partner with PricewaterhouseCoopers. • Intends to leave AMP following the Demerger.
Craig Dunn **Managing Director, AFS**	• Joined AMP in 2000; appointed to current role in 2002. • Previously Corporate Strategy Executive, Managing Director of AMP Banking and Director, Office of the CEO. • Previously Chief Executive Officer of a Malaysian-based insurance company, a joint venture of Colonial.
Peter Hodgett **General Manager, Human Resources**	• Joined AMP in 1986. • Previously AMP's Director Corporate Strategy and Chief Actuary, amongst other roles.
Paul Leaming **Chief Financial Officer**	• Corporate Finance Director prior to being appointed Chief Financial Officer in October 2002.
Christine McLoughlin **General Manager, Office of the CEO**	• Joined AMP in 1997; appointed to current role in October 2002. • Previously AMP's Group Executive Legal Counsel.
Matthew Percival **General Manager, Corporate and Public Affairs**	• Joined AMP in 2000. • Previously Group General Manager, Public Affairs at Colonial Limited.
Jack Ritch **Managing Director, ACI**	• Joined AMP in 1958. Managing Director of ACI since December 1999. • Previously Director of Property since 1987.

Source: AMP.

5.6 Pro forma financial performance and position

This section summarises pro forma financial information for AMP without HHG, followed by information on AFS and ACI. The information below should be read together with the pro forma financial information in the Explanatory Memorandum, which includes more detailed information (including the main assumptions behind the forecasts and key sensitivities), a description of the risk factors for AMP and the Independent Accountant's Report.

5.6.1 Financial performance of AMP

The table below summarises the historical pro forma profit and loss for AMP, together with AMP's forecasts for the 12 months to 31 December 2003:

$m	2000	2001	2002	1H2003	2003F (Low)	2003F (High)
AFS	342	368	329	172	347	383
ACI	79	85	95	34	63	65
BU operating margins	**421**	**453**	**424**	**206**	**410**	**448**
Cobalt/Gordian	(56)	103	49	27	39	39
Corporate office costs	(74)	(47)	(26)	(19)	(45)	(45)
Operating margins	**291**	**509**	**447**	**214**	**404**	**442**
Underlying investment income	199	199	215	94	201	201
Underlying contribution	**490**	**708**	**662**	**308**	**605**	**643**
Investment income market adjustment	251	(97)	(256)	2	(80)	15
Goodwill amortisation	(13)	(46)	(45)	(20)	(40)	(40)
Pro forma net profit after tax before corporate borrowing costs	**728**	**565**	**361**	**290**	**485**	**618**
Corporate borrowing costs					(123)	(123)
Pro forma net profit after tax					**362**	**495**
Net Assets	4,643	5,607	4,639	5,188		
Intangibles	764	807	666	839		
Total Invested Capital	**5,407**	**6,414**	**5,305**	**6,029**		

Source: AMP.
Note: This adjusts underlying investment income, from normalised to actual investment income.

The following should be noted in reviewing the pro forma earnings for AMP.

Basis

The pro forma earnings include the continuing and discontinuing businesses of AMP but exclude the earnings from businesses divested during the three years to 31 December 2002.

The results for the years ended 31 December 2000 to 2002 and six months ended 30 June 2003 are based on audited accounts. The pro forma information does not include abnormal and other items.

2003 Forecasts

The key assumptions, excluding investment return assumptions, regarding the business unit operating margins (as set out in section 5.4 of the Explanatory Memorandum) include:

- persistency levels in AFS to decrease marginally during 2003 due to weak performance markets but with no long-term impact;
- earnings in ACI to reduce as a result of the listed property trusts - the full year effect of this would have been a reduction in earnings of $16.5 million;
- FUM in ACI to decrease to approximately $68 billion by the end of 2003;
- average management fee rates in ACI to remain comparable with 1H 2003;
- AFS (excluding AMP Banking) cost base to decrease by at least 13% compared to 2002;

- ACI's operating expenses in 2H 2003 to remain comparable with 1H 2003 (excluding expenses related to the listed property trusts); and
- corporate expenses in 2H 2003 to remain similar to expenses incurred in 1H 2003 excluding the impact in 1H 2003 of provisions no longer required.

The earnings forecasts for the 12 months to 31 December 2003 have been prepared by AMP, and are the responsibility of AMP. They are the subject of the Independent Accountant's Report on forecast financial information, which is contained in the Explanatory Memorandum. By their nature, forecasts involve an assessment of future events that are uncertain, and therefore the actual future performance may be significantly more or less favourable than the forecasts. Rothschild has had no involvement in the preparation of the forecasts and does not warrant the achievement of the forecasts.

2000, 2001, 2002 and 30 June 2003 results

Key observations from the above pro forma results include:

- investment income fell substantially in 2001 and 2002. Investment income in 2000 included profits from the sale of Westpac and Colonial securities which were not subsequently repeated. The fall in 2002 investment income reflected the downturn in equity markets; and
- total invested capital as at 30 June 2003 increased from 31 December 2002 due to the $1,192 million capital raising in early May 2003 and the increase in the market value of Hillross and AMP Financial Planning.

Further details on these results are set out in AMP management's discussion and analysis in the Explanatory Memorandum.

5.6.2 Financial position of AMP

The table below summarises the pro forma balance sheet for AMP without HHG as at 30 June 2003:

$m	H1 2003		H1 2003
Assets		**Liabilities**	
Cash	1,016	Payables	2,174
Receivables	2,732	Outstanding claims	2,126
Equity securities	23,270	Provisions	562
Investment in HHG	480	Borrowings	4,519
Debt securities	24,731	Life insurance policy liabilities	46,400
Property	9,664	Subordinated debt	1,845
Other investments	695	Other liabilities	832
Intangible assets	565		
EMVONA	288	**Total liabilities**	**58,458**
Other assets	905		
Total assets	**64,346**		
		Net assets	**5,888**
		Equity	
		Shareholders equity	3,400
		Outside equity interest	2,488
		Total equity	**5,888**

Source: AMP.
Note: The debt above includes operational debt.

The pro forma financial position for AMP in the table above includes adjustments to reflect the capital structure after the Demerger, the recapitalisation of HHG subsidiaries, the retention of 15% of HHG, and transaction costs of the Demerger.

Internal restructure and capital raising

AMP had substantial cash resources as at 30 June 2003, following receipt of proceeds from the institutional share placement in May 2003. These cash resources were subsequently supplemented by the proceeds from the retail share purchase plan. The capital injection into HHG as part of the Demerger and scheduled senior and subordinated debt repayments later this year will be funded out of AMP's cash resources.

The pro forma indebtedness of AMP at 30 June 2003 set out in this section assumes the Demerger took effect on that date, and reflects the following:

- AMP is to assume or repay approximately £1,041 million of external debt currently held by HHG;
- AMP will contribute additional capital of approximately £157 million to HHG in part to recapitalise the UK service company and approximately £34 million in part for the issue of shares in HHG;
- the RPS is to be redeemed in full out of proceeds of the AMP Rights Offer;
- a scheduled debt repayment of around $100 million is to be made in November 2003, with an additional $600 million debt restructuring prior to 31 December 2003; and
- transaction costs of the Demerger.

AMP's pro forma external corporate debt of $2,627 million after these adjustments is summarised below. The annual after tax interest expense is expected to be around $135 million.

Security	Amount	Comment
RPS	Nil	Redeemed out of AMP Rights Offer
Income Securities	$1,240 m	
Subordinated Bonds (2009)		
Subordinated Bonds (2022)		c. $600 m repaid by 31 Dec 2003
Euro MTN (2010)	$1,387 m	
Euro MTN (2008)		
Euro MTN (2003)	Nil	Repaid from existing cash resources
Total	**$2,627 m**	

Source: AMP.

5.6.3 AFS

Financial and operating performance

The following table summarises the historical pro forma financial and operating performance for AFS for the years ended 31 December 2000, 2001, 2002 and for the six months to 30 June 2003:

$m	2000	2001	2002	1H 2003
Profit margins released	296	306	239	114
Profit margins – other operations	31	64	98	61
Profit margins – AMP Banking	(12)	(4)	(8)	2
Total profit margins	**315**	**366**	**329**	**177**
Experience profits	23	2	-	(6)
Capitalised loss reversals	4	-	-	1
Operating margins	**342**	**368**	**329**	**172**
Underlying investment income	258	234	221	96
Underlying operating profit after income tax	**600**	**602**	**550**	**268**
Cost to income (exc. AMP Bank)	46%	43%	43%	40%
Cost to income (inc. AMP Bank)	48%	46%	46%	43%
Persistency (exc. AMP Banking)	82.0%	83.8%	83.8%	82.5%
Net Assets	3,610	3,927	3,192	3,137

$m	2000	2001	2002	1H 2003
Intangibles	540	507	495	735
Total invested capital (exc. AMP Bank)	4,150	4,434	3,687	3,872
AMP Bank – ongoing activities	102	166	199	193
Total invested capital	4,252	4,600	3,886	4,065

Source: AMP.

Market conditions have affected profitability in 2002 and in the first half of 2003, which was offset in part by improved cost control. Persistency was down in the first half of 2003 compared to 2002, largely as a result of lower investor confidence generally and damage to AMP's brand.

Embedded Value and Value of New Business

The embedded values and value of new business for AFS (excluding AMP Banking) prepared and reported by AMP as at December 2001 and 2002 and 30 June 2003 under a range of discount margins is summarised below:

$m	Capital Included	3%	4%	5%	6%
Embedded value as at 31 December 2001	4,377	6,863	6,613	6,386	6,183
Restatement		(249)	(232)	(216)	(202)
Expected return		549	571	590	609
Value added		(458)	(482)	(499)	(514)
Net transfers out		(991)	(991)	(991)	(991)
Embedded value as at 31 December 2002	3,635	5,714	5,479	5,270	5,085
Restatement		281	266	252	239
Expected return		229	241	252	262
Value added		120	118	116	113
Net transfers out		(294)	(294)	(294)	(294)
Embedded value as at 30 June 2003	3,819	6,050	5,810	5,596	5,405
Value of new business					
31 December 2001 (full year)		249	217	188	162
31 December 2002 (full year)		251	222	197	174
30 June 2003 (half year)		100	88	76	66

Source: AMP Investor Reports.
Note : 3-6% are discount margins over long term Government bond rates.

The value of new business (ie. one year's new business) is lower in the first half of 2003, mainly due to lower new business volumes and reduced persistency assumptions. These were offset by improved cost control and a more favourable business mix (ie. a higher proportion of more profitable business was written than in the previous period).

Consulting Actuary's Report

The consulting actuary, Tillinghast-Towers Perrin ("Tillinghast"), has conducted an assessment of the embedded value of AFS as at 30 June 2003 and value of new business of AFS for six months to 30 June 2003 using the traditional and market-consistent methodologies. Tillinghast's conclusions are set out in the following table.

AFS	Traditional	Market-consistent
Embedded Value	5,625	6,084
Value of New Business	76	118

Source: Tillinghast.
Note:
Traditional embedded value calculated at risk discount rate of 10% for Australian life insurance business, 11% for Australian unit trust business, 10.5% for New Zealand life insurance business and 11.5% for New Zealand unit trust business. Market-consistent embedded value excludes explicit agency costs, which represents a further discount that shareholders may apply to the company's equity because they do not have direct control over its deployment.

Tillinghast's calculation of the traditional embedded value and value of new business for AFS is not substantially different from the value of these items as set out in AMP's Investor Report for the six months to 30 June 2003 at a similar discount margin.

The key differences between the traditional embedded value and the market-consistent embedded value calculated by Tillinghast for AFS are set out below:

Reconciliation of Market-Consistent to Traditional Embedded Value	$m
Traditional Embedded Value	**5,625**
- Removal of Traditional Cost of Prudential Capital	352
- Removal of Traditional Allowance for Operating Profit Risk	828
Specific Allowance for Risk:	
- Policyholder Financial Guarantees and Options	(116)
- Other Market Related Risks	(437)
- Market-consistent Cost of Capital	(168)
Market-Consistent Embedded Value	**6,084**

Source: Tillinghast.

Further details of the valuation work and other actuarial advice provided by Tillinghast to AMP are set out in the Consulting Actuary's report, which is included in the Explanatory Memorandum.

5.6.4 ACI

The following table summarises the pro forma financial and operating performance of ACI for the years ended 31 December 2000, 2001, 2002, and for the six months to 30 June 2003:

$m	2000	2001	2002	1H2003
Fee Income	321	316	289	128
Management Expenses	(205)	(199)	(177)	(79)
Income Tax	(37)	(32)	(17)	(15)
Operating margin	**79**	**85**	**95**	**34**
Underlying investment income	1	1	6	4
Underlying operating profit after tax	**80**	**86**	**101**	**38**
Cost to income	64%	63%	60%	59%
Funds Under Management	76.5	77.0	70.5	70.4
Net Assets	132	136	121	161
Intangibles	260	175	171	104
Total invested capital	392	311	292	265

Source: AMP.

ACI's underlying profit was significantly lower in the first half of 2003 due to a lower percentage of FUM in equities (where higher margins are typically earned) as well as a return to normal tax expense. ACI has reduced its cost to income ratio over the past three years to 59%.

5.6.5 Regulatory capital position and credit rating of AMP

Regulatory capital position

AMP's pro forma capital position following the Demerger is as follows:

$m	Net Assets	Intangibles	Total capital
Equity attributable to ordinary shareholders	2,561	839	3,400
Hybrid equity (RPS)	-	-	-
Tier 1 capital	**2,561**	**839**	**3,400**
Allowable Upper Tier 2 capital	-	-	-
Allowable Lower Tier 2 capital	1,281	-	1,281
Tier 2 capital	**1,281**	**-**	**1,281**
Total regulatory capital	**3,842**	**839**	**4,681**
Non-allowable hybrid capital	464	-	464
Senior debt	882	-	882
Total shareholder capital resources	**5,188**	**839**	**6,027**

Source: AMP, based on 30 June 2003 balance sheet.

The pro forma allocation of AMP's capital by major business unit as at 30 June 2003, is set out below:

$m	Minimum regulatory requirements	Net Assets	Intangibles	Total capital
AFS	1,623	3,330	735	4,065
AMP Life Statutory Funds	1,464	2,971	-	2,971
AFS other (incl. Banking)	159	359	735	1,094
ACI	75	161	104	265
Cobalt/Gordian	392	725	-	725
Corporate office	4	1,097	-	1,097
Inter business unit holding	-	(125)	-	(125)
Total shareholder capital resources	**2,094**	**5,188**	**839**	**6,027**

Source: AMP.

Based on the 30 June 2003 pro forma capital position, AMP would have met all Australian regulatory requirements.

APRA approval of the Demerger

On 10 October 2003, APRA gave AMP its approval in principle for the Demerger. In summary, APRA has advised that:

- APRA's consent to the Demerger is based on the appropriate approvals being obtained from the FSA and the removal of any guarantees currently provided by AMP to its UK entities;
- AMP must manage its level of gearing and reduce it over a period of time to a level acceptable to APRA;
- APRA will consent to the redemption of the RPS provided that sufficient cash proceeds are raised from the AMP Rights Offer; APRA reserves the right to require AMP to convert the RPS into equity until such time as the RPS are redeemed;
- APRA has consented to the capital structure proposed by AMP following the Demerger; and
- AMP's future dividends will continue to require approval from APRA until the balance of consolidated retained earnings becomes positive.

Credit ratings

As at 10 October 2003, AMP Life had a Standard & Poor's financial strength rating of A+ (negative outlook). AMP Group Holdings Limited (the guarantor for the Income Securities, senior debt and the subordinated debt) had a counterparty credit rating of BBB+ (negative outlook).

AMP management continues to target a strong A financial strength rating for AMP Life and a strong BBB counterparty credit rating for AMP Group Holdings Limited following the Demerger.

5.7 Situation analysis

5.7.1 AMP's positioning

The chart below sets out AMP's participation in the main subsectors of the wealth management industry:


Wealth management industry schematic
Financial advice
Platforms
Product Manufacture
Investment Management
AMP's participation in wealth management industry
AMP
AFS
ACI
- 2,100 planners (No. 1 in Australia and New Zealand)
- $33 billion in retail FUM (No. 3 in Australia)
- $21 billion in all master funds (No. 2 in Australia)
- $52 billion life assets (No. 1 in Australia)
- No. 1 in Retail Superannuation in New Zealand
- $70 billion FUM (No. 2 in Australia; No. 1 in NZ)

Source: AMP data; APRA; Rothschild analysis.
Note: ACI FUM includes a large proportion of AFS FUM.

AMP's core competitive advantages consist of its overall scale as one of the largest wealth management participants in Australia and New Zealand, its significant participation in both distribution and manufacturing (including investment management), and its brand. Equally, and not unlike its competitors, there are a number of issues which AMP will need to address, centred around maintaining its competitive advantages in the face of an increasingly open architecture environment, continuing margin pressures and an uncertain investment market outlook.

5.7.2 Key strengths

Scale

The benefits of AMP's scale include:

- strong capabilities to source and retain funds through Australia's largest financial planning network;
- economies of scale and scope from funds management operation, allowing ACI to offer a comprehensive range of products at competitive prices;
- greater ability to withstand margin and market pressure; and
- greater leverage for both AFS and ACI in third party negotiations; for example, AFS is able to agree commercially attractive pricing from third party providers, in large part due to the inflows it could provide to these parties.

In force mature life insurance assets

The AFS portfolio of mature business, which is the largest in Australia, is in run-off and is expected to release capital over time as policies within the portfolio continue to mature.

Distribution and manufacturing

There are significant synergies between AFS and ACI, with the clients of AFS directing significant proportion of new inflows into AFS' contemporary products to ACI. This synergy will continue to be important for AMP, but will depend on, amongst other things, ACI's investment performance and consultant ratings. Equally, ACI will be able to seek "best of breed" fund managers to manage asset classes which are outside its core competencies as part of its lead manager strategy.

Brand

Brand strength is important for life insurance and wealth management companies, as it helps build customer confidence in the organisation. Brand strength and positioning is increasingly important in an open architecture environment, as branding helps attract investor and platform support. Further, in poor investment climates, investors tend to seek trusted brands associated with financial strength, good performance and reliability. The AMP brand is well established and highly recognised, and strongly associated with the provision of wealth management products and services. The AMP brand continues to have value amongst financial planners and end investors, with significant brand recognition.

The brand has come under significant pressure over the last 12-18 months, largely as a result of issues facing its UK life insurance businesses which have in turn affected the share price of AMP. Market research conducted for AMP amongst financial planners and end investors show that the perception of AMP has been significantly downgraded but not permanently damaged. AMP will need to leverage the underlying goodwill to re-establish its status amongst customers as a safe and secure provider of retirement and savings products. The Demerger can be expected to be an important factor in the anticipated rehabilitation of the AMP brand.

5.7.3 Key issues to manage

The key strategic issues that AMP will need to address include:

- maintaining its competitive advantage in an increasingly open architecture environment: for AFS, this includes customer and planner intimacy and the provision of value for money products; for ACI, this includes the delivery of above-benchmark investment performance and customer service;
- maintaining profitability in the face of increasing competition and margin pressures: cost management will be important, while not compromising customer relationships, service levels or investment performance; and
- operating in a poor investment market: lower FUM levels and slower new business flows will affect both investment management and advisory fees.

These issues can be considered further under the following headings:

Corporate

Key issues at the AMP corporate level include:

- rebuilding customer trust in the AMP brand;
- generating market confidence in the ability of AMP's management to deliver upon the potential advantages of the Demerger as well as operational issues (including capitalising on synergies between AFS and ACI, and cost reductions);
- management of AMP's debt levels; and
- continuing to explore strategic options for Cobalt/ Gordian.

AFS

Key issues for AFS to address include:

- in relation to its financial planning network, the provision of highly regarded advice to customers whilst improving planner productivity, and continuing to develop and maintain competitive platforms in order to facilitate the use of AFS products by financial planners and their clients; and
- in relation to its manufacturing arm, the provision of competitive products either in support of a premium pricing strategy or through lowest per unit costs.

ACI

Key issues for ACI to address include:

- implementing its lead manager strategy, which combines in-house investment capabilities, in which ACI has competitive advantage, with "best of breed" external asset managers;
- improving investment performance and service delivery; and
- developing its third party distribution channels.

5.8 Peer review

This section compares AMP against its main peers, as well as the recent performance of AFS' two key divisions against its peers. The Australian peers include AXA Asia-Pacific ("AXA"), and the life insurance and wealth management divisions of the four largest commercial banks. There is effectively only one listed peer for ACI, namely Perpetual Trustees ("Perpetual"), although operationally, ACI's peers include the fund managers within the major commercial banks as well as AXA/ Alliance and Macquarie Bank.

5.8.1 AMP after the Demerger

The table below summarises AMP against its main life insurance and wealth management peers in Australia. These include AXA and the wealth management and life insurance divisions of the major commercial banks.

	Financial Planners[1]	Life insurance assets ($bn)	Retail FUM ($bn)	Total FUM[2] ($bn)
AMP	1,714	52.0	32.6	61.1
Commonwealth/ Colonial	981	24.5	44.2	79.8
National/ MLC	1,547	32.6	37.3	10.0
ING/ ANZ	1,087	19.3	31.9	37.5
Westpac	891	11.1	23.9	32.0
AXA	1,154	17.0	14.4	22.4

Source: Company reports; Money Management; APRA; Plan for Life; and Rainmaker.
Notes:
1. Excludes New Zealand planners, provisional and para-planners.
2. Refers to investment management activities.

AMP has the largest financial planner network and life insurance assets, the third largest retail FUM and the second largest total FUM.

5.8.2 AMP Financial Services

Retail inflows and credit ratings are important in a review of AFS and its key peers.

Retail inflows

Retail inflow performance for AFS, AXA and the major banks for the 12 months to June 2003 and June 2003 quarter is summarised below.

$m	Net Inflow June Quarter		Net Inflow Year to 30 June 2003		Total Retail FUM (June 2003)	
	$m	%[1]	$m	%[1]	$m	%[1]
AMP	1	0.1	772	11.6	32,593	11.0
CBA/ Colonial	-481	n/a	-1,218	n/a	44,172	14.9
National/ MLC	164	10.5	337	5.0	37,293	12.5
ING/ ANZ	-180	n/a	861	12.9	31,879	10.7
Westpac/BT	-694	n/a	-3,823	n/a	23,854	8.0
AXA	293	18.8	1,071	16.1	14,357	4.8
Industry total	1,561		6,661		297,380	

Source: Plan For Life, June 2003.
Note: 1. Calculated as percentage of industry total.

AFS' net inflow performance over the past twelve months has been commensurate with its market share of 11% (as measured by total retail FUM). It outperformed CBA and National, which are the two largest retail managers in Australia, and Westpac, which continues to experience significant net outflows. Both ING/ANZ and AXA generated net inflows above their respective market shares for the 12 months to June 2003.

During the June 2003 quarter, AFS' inflows were below its market share, albeit outperforming CBA and Westpac. AXA continued to improve its market share.

Credit ratings

The table below sets out the insurer financial strength ratings for AMP Life and its key peers as at 8 October 2003:

	AMP Life	AXA	Colonial	MLC	ING
Standard & Poor's	A+	AA-	AA-	AA	A_{pi}

Source: Standard & Poor's.
Note: ING's rating is based on publicly available information (the other ratings are based on information provided to Standard & Poors by each of the other companies).

AMP Life would have a strong credit rating but it would be lower than its key peers.

5.8.3 ACI

Operational review

From an operational perspective, pro forma ACI financial performance show that ACI operates at industry efficiency levels, with ACI's cost to income ratio in line with Perpetual, and lower than AXA's asset manager Alliance Capital. Given the scale of ACI relative to Perpetual as well as other peers, ACI would be well placed to extract further operating efficiencies. This suggests that following the demerger ACI will have a competitive operational cost structure relative to its industry peers. This can be seen in the table below:

	Asset management financial metrics					
	Cost to income			Revenue / Av. FUM (%)		
	2001	2002	2003[1]	2001	2002	2003[1]
Perpetual[2]	74%	61%	60%	0.78%	0.76%	0.80%
AXA / Alliance Capital[3]	72%	67%	n/a	0.23%	0.26%	n/a
ACI	63%	60%	59%	0.41%	0.39%	0.36%

Source: ACI - management accounts; Perpetual / AXA - company announcements. Revenue excludes investment earnings.
Note:
1. ACI 2003 based on 1H 2003 numbers. Revenue percentage of average FUM annualised.
2. Perpetual's cost to income based on group financials; Revenue / Avg. FUM based on Perpetual's investment revenue.
3. 2001 based on year end AUM.

As the table also shows, revenue as a percentage of average AUM is quite varied. The mix of assets managed largely influences this – for example, Perpetual has a strong focus on higher margin Australian equities with 60% of FUM invested in Australian equities compared to ACI's 27%, which significantly affects revenue margins.

Investment performance

ACI's investment performance in key Australian asset classes against its top five competitors ranked by FUM is set out below:

Manager		Australian Shares[2] (Diversified)		Listed Property		Aust Fixed Income (Diversified)	
	$bn	1yr	3yrs	1yr	3yrs	1yr	3yrs
Sample size		(12)	(12)	(31)	(24)	(15)	(15)
CBA/ Colonial	78.4	5	8	9	8	5	9
ACI	**61.1**	**3**	**3**	**15**	**17**	**2**	**5**
Macquarie	43.7	9	10	15	11	9	11
ING/ ANZ	41.6	4	9	21	19	9	5
Westpac/ BT	30.5	6	5	14	13	5	9
AXA / Alliance	21.7	n/a	n/a	8	n/a	n/a	n/a

Source: Mercer Sector surveys June 2003, Rainmaker March 2002.
Note:
1. Where there is more than one 'manager' for a respective group (ie. ING / ANZ, Westpac / BT), the highest ranked manager over 1 year has been selected.
2. Macquarie and ING/ANZ performance is based on ASX300, whilst remaining managers are based on ASX200.

ACI has performed respectably relative to its peers, ranking in the top half of its peers for Fixed Income (Diversified) and Australian Shares (Diversified).

6 HHG

6.1 Overview

HHG has two distinct business lines: asset management and the provision of life insurance and pensions products. Following the proposed Demerger, HHG will comprise the majority of the operations which currently make up AMP (UK):

- the UK, European, American and Asian businesses of HGI ("Henderson");
- UK Life Services, comprising the UK life insurance operations of London Life, Pearl and National Provident (all closed to new business); and
- AMP's remaining UK portfolio businesses including Towry Law and its 50% holding in Virgin Money.

The remaining businesses of HGI, namely the Australian and New Zealand operations, will separate from the remainder of Henderson and become part of AMP, reducing Henderson's funds under management by approximately one quarter.

HHG will focus on its core business of investment management and the efficient run-off and servicing of the closed life businesses. HHG will operate as a stand-alone public company. A listing will be sought for HHG on both the Australian and London stock exchanges.

A simplified corporate structure of HHG following the proposed Demerger is shown below:


AMP (15%)
Other shareholders (85%)
HHG
50 - 60%
40 - 50%
AMP Invest
Pearl Assurance
London Life
NPI
AMP (UK) Services
50%
Virgin Money
Towry Law
Henderson
National Provident Life

Source: AMP.

Following the Demerger, HHG is expected to hold a majority interest in AMP Invest, with the balance held by the Pearl shareholders' funds.

AMP will hold approximately 15% of the HHG issued ordinary share capital. It will, however, be restricted from selling this shareholding: it may sell up to half of its HHG shareholding after the release of HHG's financial results for the six months to 30 June 2004, if HHG has completed its £100 million capital raising. If the capital raising by HHG is not completed by 30 June 2004, AMP will not be able to sell any of its HHG shares until after the release of HHG's financial results for the year to 31 December 2004. In any event, AMP may sell all of its HHG shares after the release of HHG's financial results for the year to 31 December 2004.

Key financial dimensions

The key financial dimensions of HHG are set out below:

Metric	
UK Life Services Traditional Embedded Value	\$3.3 – \$3.8bn
Henderson Funds Under Management	\$170bn
1H Earnings (Pro forma underlying operating profit after tax)	
- UK Life Services	\$107m
- Henderson	\$31m
Total Shareholder Equity	\$5,667m

Source: AMP. All figures as at 30 June 2003; Source: Investor Report.
Note: Traditional EV based on discount margins of 3-5% over long term Government bond rates.

6.2 Henderson

6.2.1 Business description

Overview

Henderson operates in Europe, the United States and Asia but with particular strength in its UK base. It managed approximately £69 billion of assets (as at 30 June 2003) and is among the top 100 investment managers in the world by FUM and is a top 25 European-domiciled investment manager and a top 10 UK investment manager.

Henderson's products cover a wide range of asset classes including active equities, fixed income, private equity and property, catering for both institutional and retail investors. Henderson also offers more specialised investment opportunities such as emerging markets, socially responsible investments, hedge funds, structured products and infrastructure investments.

Approximately 39% of Henderson's funds under management represent in-house life funds managed on behalf of UK Life Services; approximately 36% will be managed on behalf of third party institutional clients and 14% for retail clients and 11% for sub-advisory clients. It is anticipated that the percentage of total assets which is sourced in-house (and the revenues flowing therefrom) will decline over time as the closed life books run off.

Henderson has developed a strong and established position in the key markets in which it currently operates:

- number 2 in UK investment trusts;
- number 3 in UK collective investments;
- number 5 in UK by retail OEIC/UT*; and
- number 7 in UK by segregated pension funds.

* assumes completion of the HHG product rationalisation under which UK Life Services OEICs and unit trusts will be transferred to Henderson OEICs.

Funds under management

The development of Henderson's funds under management since December 2000 is shown in the chart below:


Assets under management (£bn)
90
80
70
60
50
40
30
20
10
0
48.8
35.6
48.9
31.7
40.7
28.0
42.1
27.3
Dec-00
Dec-01
Dec-02
H1 2003
UK Life Services
Other

Source: AMP.

As the graph shows, Henderson's funds under management have fallen since the end of 2000 by approximately 18%. This compares with a fall in the FTSE All Share of approximately one third over the same period and a fall in worldwide funds under management in the two year period to December 2002 of approximately 11%. Henderson's funds under management have proved to be resilient in relation to the decline experienced by the stock market, reflecting Henderson's strong and well-established market position in the UK and its diversified asset base.

The charts below show the split of Henderson's assets under management by client type and asset class, as at 30 June 2003.


Henderson FUM by client type
11%
14%
39%
36%
Retail
Institutional
Life Services
Subadvisory
Henderson FUM by asset type
8%
1%
27%
48%
17%
UK equities
International equities
Fixed interest
Property
Private capital

Source: AMP.

These charts reflect:

- the large proportion of Henderson's funds under management which are managed for UK Life Services (39%);
- the relative weighting of institutional third party funds compared to retail funds, the latter tending to attract higher charging rates; and
- the effect of de-risking the UK business, which has increased the share of fixed income assets from 39% at 31 December 2002 to 48% at 30 June 2003 at the expense of equity investments.

It should be noted that included in the £69 billion managed by Henderson is approximately £4 billion managed under a sub-advisory arrangement on behalf of ACI. Around £1 billion of international active equities included in this figure has recently been mandated to other international equity managers with

effect from January 2004. Assets managed for UK Life Services are terminable after varying notice periods.

Henderson also has a number of sub-advisory agreements with other financial services groups to manage funds on behalf of clients to prescribed investment guidelines. Henderson has relationships with Investors Group in Canada, Waddell and Reed in the US, Banca Popolare di Lodi in Italy (international equity funds), UBK in Kuwait and Nextra in Italy (institutional property funds).

Products

The Henderson product offering is built around core active equity and fixed income products, supplemented by a broad range of specialist and higher margin alternative products, tailored to clients' requirements. Some 43% of Henderson's assets are invested in equities, with a primary focus on direct investment in shares of larger listed companies in the major developed markets of the UK, Continental Europe, North America and Japan. Henderson's fixed income focus is on investment in government and corporate bonds in the UK and major Continental European markets, with additional expertise in the management of pan European and US corporate bonds and geared products. Some 48% of Henderson's assets are invested in fixed income securities. Henderson also has expertise in a number of specialist areas, including emerging markets, socially responsible investment, smaller companies and hedge funds.

Henderson's investments in property (8% of assets under management) include office and residential buildings, warehouses and shopping centres. Henderson utilises a number of investment vehicles in addition to direct purchases of properties, including real estate investment trusts and property fund of funds. Henderson's private equity operations provide investors with direct access to private companies by providing capital for expansion and development, management buy-outs and indirectly via a fund of funds product. Approximately 1% of Henderson's assets are invested in private capital.

Historically, Henderson's core institutional offering has been traditional balanced mandates. Recently, however, there has been a shift towards more specialist mandates and alternative investments.

Henderson's institutional product range comprises:

- segregated funds: these are large individual accounts managed on a bespoke basis for pension fund clients;
- pooled funds: these are large unitised funds composed of assets from pension fund clients and managed to a standard mandate; and
- internally-sourced life funds are managed in a similar way to institutional mandates and are managed on a pooled and segregated basis.

Henderson's retail product range comprises:

- open ended funds: in the UK there is a range of 31 OEICs and unit trusts, encompassing both core UK equity and fixed income funds and specialist regional and sector funds. Institutional investments are accepted into the OEIC structures via a different share class. Offshore, there is a Luxembourg domiciled SICAV umbrella fund called Henderson Horizon with 21 specialist regional and sector specific sub-funds. These offshore products are distributed throughout Continental Europe and in Asia. A range of US-domiciled mutual funds was launched in 2001, comprising four specialist international equity funds distributed to US investors; and
- closed ended funds: Henderson has had long experience in the UK investment trust marketplace and currently manages the assets of 16 investment trusts. Each of the investment trust companies managed by Henderson is listed on the London Stock Exchange.

Distribution

Henderson has formed strong relationships with global consultants who are responsible for a large proportion of institutional funds flows. Retail distribution in the UK is via the largest IFA networks and

fund supermarkets. Henderson also benefits from well established relationships with banks in Continental Europe (for example Banca Popolare di Lodi in Italy and MM Warburg in Germany) and Asia.

Investment performance

The table below shows the performance of HGI funds against appropriate benchmarks over the five years to 30 June 2003.

Henderson Investment Performance as at 30 June 2003	Qtr	Ytd	1yr	3yrs	5yrs
By client type					
UK Life Services life funds	88%	13%	12%	9%	81%
Institutional					
- Equity/balanced	87%	66%	5%	6%	4%
- Fixed income	71%	85%	34%	55%	64%
Retail	41%	58%	34%	42%	50%
Retail (compared with chosen peer group)	32%	40%	36%	36%	56%
By asset class					
Equity – active	58%	52%	19%	26%	34%
Equity – active (compared with chosen peer group)	36%	47%	35%	23%	46%
Equity – Enhanced index	53%	86%	86%	88%	95%
Fixed income & cash	67%	84%	33%	49%	51%
UK Balanced (sample)	76%	33%	0%	0%	0%
Hedge Funds	96%	96%	73%		
Listed Assets	61%	71%	34%	43%	51%
Private equity	0%	0%	8%	100%	96%
Property	55%	41%	69%	n/a	n/a
Asset weighted total	**60%**	**68%**	**36%**	**44%**	**51%**

Source: AMP.

The table above shows which proportion of funds beat a specified peer group or a benchmark specified by the client over a given time period. Broadly, the table indicates that Henderson's performance was relatively weak over the mid term (1 to 3 years), with the exception of enhanced index products which, in c.90% of cases, beat the relevant benchmark. The year to date and quarter to date figures generally show an improving performance trend, with a strong performance in fixed income and cash. Institutional equity/balanced funds have seen the most marked improvement over the period; by contrast, retail funds are improving much more slowly. Hedge fund performance has been particularly impressive in the short period since inception.

6.3 UK Life Services

The UK Life Services business unit was launched in October 2002 to manage AMP's mature, closed life books (Pearl, London Life and National Provident Life). In June 2003, NPI Limited was folded into UK Life Services following its closure to new business. All of the life companies within UK Life Services are now effectively closed to new business- although contractual increments are accepted from existing customers, and new members can join certain group schemes. UK Life Services is focussed on extracting maximum value from the policies which constitute the closed books of business, while treating customers fairly. The portfolio consists of a range of with-profits and non-profit life and pensions business, savings and investment products, protection products and industrial branch business. UK Life Services has approximately five million policies in force and approximately £30 billion in life funds under management.

London Life

AMP merged the long-term insurance business of London Life with its UK business in 1989, by means of a UK court approved transfer by which the existing London Life fund was held as a separate sub-fund within AMP's No. 1 Statutory fund. It was subsequently transferred out of AMP's No. 1 Statutory Fund into London Life in 1998. At the time of acquisition London Life had £1.4 billion of long term assets. London Life ceased to actively seek new business in 1995 due to its lack of scale and profitability. London Life is the smallest of AMP's three closed books and its book predominantly comprises savings, investment and pensions products together with a smaller number of annuities and protection policies. AMP's traditional embedded value for London Life as at 30 June 2003 was £155 million based on a 5% discount margin over long term government bond rates.

Pearl

Pearl was acquired in December 1989 for £1.2 billion through a public takeover. At the last balance sheet date prior to acquisition Pearl had total assets of some £6.9 billion. Originally, Pearl offered both general and life insurance products but the general insurance business was sold to Churchill in 2001 for £80 million as part of AMP (UK)'s strategy of re-focussing on its core areas. In August 2002 Pearl announced its intention to cease writing most new with-profits and annuity products. Pearl effectively closed to new business in early 2003.

Pearl has some 1.8 million in-force Industrial Branch policies, consisting of a mixture of endowment savings and whole of life contracts. This business represents some 2.3% of UK Life Services liabilities. The remainder of Pearl's business-in-force consists of pension policies (predominantly individual personal pensions) and savings and investments policies, which are a mixture of with-profits single premium bonds and with-profits endowment savings contracts. Pearl also has a small number of annuities, collective investment and protection policies. Pearl mainly distributed its products via a direct sales force, which has now been closed down.

Shareholders participate on a 90:10 basis in all with-profits business (that is, they receive as transfers from the life funds 1/9th the cost of policyholders' bonuses declared for that year).

In 1996 some £960 million (£918 million orphan plus £42 million value of future interest in non-profit business) of "orphan assets" in the Pearl policyholders' funds were attributed to shareholders following negotiations with the Department of Trade and Industry (who at that time had responsibility for insurance company regulation). These assets were previously unattributed to either policyholders or shareholders and were used as part of the general capital backing the life business. At the time of attribution, Pearl undertook to leave the attributed assets in the long term fund for a period of five years, and it may only be removed thereafter. Although this five year period has expired, there is no current expectation that the assets will be distributed to shareholders in the medium term. This capital, together with Pearl policyholder funds, was subsequently used to expand AMP's UK presence by a number of acquisitions, including HGI. AMP's traditional embedded value for Pearl as at 30 June 2003 was £1,006 million based on a 5% discount margin over long term government bond rates.

NPI

The mutual insurer National Provident Institution was acquired in 1999 in an auction process. AMP paid £510 million for National Provident Institution, and offered a further £800 million in capital support on commercial terms. National Provident Institution had £13.8 billion of assets as at the last balance sheet date prior to acquisition. As part of the transaction, National Provident Institution was closed to new business and ring-fenced for the benefit of policyholders within a company called National Provident Life Limited. A new company, NPI Limited ("NPI") was formed into which all new business was written.

More recently NPI tried to focus on being a specialist pensions provider using the IFA channel and employee benefit consultants. NPI was fully closed to new business in June 2003. AMP's embedded value for NPI as at 30 June 2003 was £182 million based on a 5% discount margin over long term government bond rates.

6.4 Portfolio businesses

Towry Law

Towry Law is a financial advisory group, principally operating in the UK, Middle East and Asia. It was acquired by AMP in 2001. Towry Law operates through four divisions: Towry Law Life and Pensions, Towry Law International, Towry Law Insurance Brokers and Towry Law Mortgage Services. Towry Law does not manufacture its own products but offers advice to clients on financial services products manufactured by other companies, and levies a commission and/or charges fees. Towry Law's target customers are mass affluent, aspiring individuals and Small to Medium Sized Enterprises ("SMEs"). Towry Law benefits from a recognised brand and a broad customer base, giving it a strong position in its chosen markets.

Towry Law operates regionally in the UK, and overseas in Hong Kong, Bahrain, Japan, Dubai and Spain.

Ample

Ample is an online financial website with over one million registered users. Ample offers a fund supermarket offering unit trusts and OEICs from a number of leading fund managers as well as an execution only share dealing service. Ample has been in operation since 2001 and developed out of the combination of Interactive Investor's equity information site and AMP's funds transaction site (Ample).

Virgin Money

AMP (UK) holds a 50% stake in Virgin Money, a joint venture with the Virgin Group. Virgin Money has the global rights to the Virgin brand for the manufacture and distribution of retail financial services products and has approximately 735,000 customers. The business was initially established in March 1995 and AMP acquired its interest in November of that year. The traditional focus of the business was on the manufacture and distribution of savings and pensions products. However, as the product range has broadened and the emphasis on product manufacturing has declined, Virgin Money's strategy has evolved to concentrate on the branded packaging of third party products to the UK and Australian markets while its in-house manufactured products are expected to contribute a declining proportion of revenues.

In the UK, Virgin Money's principal source of new business is now the distribution of the Virgin credit card through a manufacturing agreement with MBNA; there are in excess of 300,000 cards in issue. Other products packaged for the UK market include household and car insurance, deposit and mortgage accounts and share dealing, all in conjunction with appropriate third parties. In addition, Virgin Money offers tracker and fixed income unit trust funds, life assurance (term assurance and critical illness), equity ISAs and individual and group pension products. Recently, Virgin Money has started offering personal loans via its relationship with MBNA. In Australia Virgin Money launched the Virgin credit card in partnership with Westpac in May 2003, receiving some 255,000 applications to the end of July 2003, and issuing approximately 100,000 cards.

6.5 Board and Management

The proposed composition of the Board of HHG is shown below:

Board Member	Brief Resume
Sir Malcolm Bates **Chairman**	• Appointed to AMP Board in 1998. • Former Deputy Managing Director, GEC. • Chairman Premier Farnell; previous non executive roles in a number of organisations.
Roger Yates **Managing Director and Chief Executive**	• Managing Director of HGI since 1999. Director since 2002. • 22 years' experience in the funds management industry. • Previously CIO of Invesco Global; previous senior roles with LGT and Morgan Grenfell.
Nicholas Toby Hiscock **Chief Financial Officer**	• Director of HHG since August 2003 and CFO since May 2003. • 22 years' experience as an accountant. • Previously Global Director of Finance & Operations, HGI.

Board Member	Brief Resume
Ian Laughlin **Managing Director, UK Life Services**	• Executive Director of HHG since January 2003. • Almost 30 years' financial services experience; actuary. • Joined AMP in November 1996 as Chief Manager, Life and Risk Insurance Services.
Peter Costain **Non-executive Director**	• Director of HHG since 1994. • Former Chief Executive and Deputy Chairman of construction group, Costain Group. • Accountant; director of Wessex Water Services Limited.
Roger Patrick (Pat) Handley **Non-executive Director**	• Director of HHG since June 2003; appointed to the AMP Board April 2003. • Previously Chief Financial Officer of Westpac Banking Corporation, Chairman and CEO of County Savings Bank, Chief Financial Officer of Banc One Corporation and a director of Suncorp Metway. • Chairman of Pacific Brands.
Anthony Hotson **Non-executive Director**	• Director of HHG since November 2002. • Former Managing Director and head of Financial Institutions Group, UBS Warburg. • Formerly at the Bank of England and at McKinsey.
Andrew Mohl **Non-executive Director**	• Managing Director and Chief Executive Officer of AMP Limited since October 2002. • 20 years' plus financial services experience. • Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services. • Former ANZ Senior and Chief Economist (1986-90); past Deputy Head of Research at the Reserve Bank of Australia.
Sir William Wells **Non-executive Director**	• Director of HHG since April 1994. • President, Chesterton International. • Chairman, NHS Appointments Commission; director of Exel.

Source: AMP.
Note: Andrew Mohl will be on HHG's Board as long as AMP retains a shareholding of more than 5%.

Roger Yates, Toby Hiscock and Ian Laughlin will also be members of HHG's management team. In addition, the team will comprise:

Executive	Brief resume and responsibilities
Ian Buckley **Chief Investment Officer**	• Joined HHG in 1992. • Previously at Sun Life Asset Management.
Mike Clare **Managing Director, Henderson UK/Asia**	• Previously Chief Investment Officer of AMP Asset Management New Zealand, subsequently Managing Director.
Jonathan Moss **Finance Director of UK Life Services and Chief Actuary**	• Has held a number of senior actuarial roles in AMP including Chief Actuary, AMP Financial Services.
Steven O'Brien **General Counsel**	• Has held a number of senior legal roles since joining National Provident Life in 1988, including Executive Legal Counsel for Henderson since 2000. • Formerly with British Telecom.
Anne Rein **Director of Human Resources and Corporate Affairs**	• Joined AMP in 1995 • Previously HR Executive at AMP Asset Management. • Former Deputy Director General, NSW Premier's Department, responsible for public sector performance improvement.

Source: AMP.

6.6 Pro forma financial performance and position

6.6.1 Pro forma financial performance

HHG

The Explanatory Memorandum sets out detailed consolidated historic pro forma financial results for HHG. Set out below is HHG's pro forma consolidated historic financial results for the years ended 31 December 2000, 2001 and 2002 and the six month period ended 30 June 2003. In the following sections, divisional historic results are set out for Henderson and UK Life Services. All financial information is presented under Australian GAAP.

$m	2000	2001	2002	1H 2003
Total assets under management ($ billion)	224.1	226.4	196.3	170.8
Henderson	234	117	97	28
UK Life Services	303	355	226	(24)
Other Businesses	-	(22)	(30)	(2)
Total business units operating profit	**537**	**450**	**293**	**2**
Corporate Office	(51)	(34)	(28)	(4)
Total operating margins	**486**	**416**	**265**	**(2)**
Underlying investment income	283	292	219	114
Underlying contribution	**769**	**708**	**484**	**112**
Investment income market adjustment	(160)	(441)	(139)	10
Amortisation of goodwill	(8)	(8)	(9)	(9)
Net profit after income tax before corporate borrowing costs	**601**	**259**	**336**	**113**
Net assets	5,966	5,745	6,775	4,815
Intangibles	2,189	2,791	2,088	997
Total Invested Capital	**8,155**	**8,536**	**8,863**	**5,812**
Return on invested capital	7.5%	3.1%	3.9%	3.1%

Source: AMP.

HHG's operating performance over the past three years reflects the increasingly difficult trading environment, represented most clearly by the fall in equity markets and hence funds management revenue over the period. While pro forma net profit after tax before corporate borrowings rose to $336 million in 2002, this primarily resulted from an increase in net investment income driven by bond appreciation in the UK and a reduction in growth assets as a percentage of total managed assets, rather than an improvement in core operating performance.

The fall in pro forma net profit after tax in the six months to 30 June 2003 primarily reflected reduced operating margins in UK Life Services (due to market impact, reduction in equity exposure and to the impact of closure of new business, including service company cost overruns) and a fall in Henderson operating margins due to the decline in equity markets. The fall was softened by an increase in net investment income due to a slight recovery in equity markets during the period. It should be noted that total invested capital fell in this period as a result of write-offs in each of the main business units and the stronger Australian dollar.

Henderson

$m	2000	2001	2002	1H 2003
Fee income	755	627	592	247
Management expenses	(424)	(452)	(442)	(209)
Income tax	(97)	(51)	(53)	(10)
Transformation costs	-	(7)	-	-
Operating margin	**234**	**117**	**97**	**28**
Underlying investment income	6	7	7	3
Underlying operating profit after income tax	**240**	**124**	**104**	**31**
Net assets	331	390	311	404
Intangibles	1,253	1,241	1,028	817
Total invested capital	**1,584**	**1,631**	**1,339**	**1,223**
Cost to income ratio	56%	71%	73%	83%
RoIC	16.7%	7.7%	7.0%	4.8%
Assets under management by asset class ($bn)				
Local equities	97.2	81.7	67.8	45.2
International equities	48.1	48.0	34.4	28.6

$m	2000	2001	2002	1H 2003
Fixed interest	65.4	81.0	77.1	82.2
Property	12.8	14.7	15.4	13.5
Private Capital	0.6	1.0	1.6	1.3
	224.1	226.4	196.3	170.8
Assets under management by line of business ($bn)				
Retail – open end	22.8	20.2	15.4	14.0
Retail – closed end	18.8	14.2	10.8	9.8
Subadvisory	29.6	27.0	21.0	18.0
Institutional	57.0	74.8	69.0	61.8
Life Services' life funds	95.9	90.2	80.1	67.2
	224.1	226.4	196.3	170.8

Source: AMP.

Henderson's operating margin has steadily fallen since 2000 as fee income has fallen, reflecting reduced funds under management driven by falling equity markets, the strengthening of the Australian dollar and some net outflows; although operating costs have been reduced, management has invested a proportion of these savings in developing business in future growth areas. This has led to an increase in the cost to income ratio from 56% in 2000 to 83% in the half year to June 2003. Investment income has remained broadly steady across the period.

The business unit's return on invested capital (RoIC) fell significantly in 2001 but has shown smaller falls in subsequent periods. The result in 2000 included exceptional investment performance fees from technology funds. While profitability has fallen since 2001, this has been somewhat offset by tangible and intangible write-downs which have reduced invested capital, thus reducing the effect of falling margins on the RoIC.

Funds under management have fallen by approximately one quarter since the end of 2000 with a more significant percentage fall in retail assets. The percentage of assets invested in equities has also fallen, reflecting weak equity markets and, in the period to 30 June 2003, the de-risking of UK Life Services and decision to invest more heavily in fixed income assets.

UK Life Services

$m	2000	2001	2002	1H 2003
Profit margins released	230	230	152	45
Profit margins – other operations	10	16	102	(38)
Total profit margins	**240**	**246**	**254**	**7**
Experience profits/(losses)	3	64	(22)	(37)
Capitalised (losses)/loss reversals	60	45	(6)	6
Operating margins	**303**	**355**	**226**	**(24)**
Underlying investment income	205	236	211	131
Underlying operating profit after income tax	**508**	**591**	**437**	**107**
Net Assets	3,957	4,604	6,994	4,956
Intangibles	936	1,094	844	-
Total Invested Capital	**4,893**	**5,698**	**7,838**	**4,956**
Cost to income ratio	65%	64%	64%	72%
Retention/persistency	89%	89%	88%	85%
RoIC	10.6%	11.2%	6.5%	3.3%

Source: AMP.

Profit margins declined in the period to 31 December 2002 following reductions in underlying with-profit assets, lower equity backing ratios and increases in provisions for pensions mis-selling, mortgage endowments and guaranteed annuity options. Investment income fell slightly as a result of the shift away

from equities – this was partially offset by the return on the increased capital allocated to UK Life Services. The increase in capital comprised a contribution of $1,393 million from AMP Group including an increase of $1,211 million in admissible assets and regulatory waivers following an internal restructuring, partially offset by asset writedowns, payment of dividends and a reallocation of shareholder attributable assets.

In the six months to 30 June 2003, profit margins decreased due to the reduction in equity exposure and the impact of closure of new business. Invested capital fell due to a number of write-downs in goodwill and to reflect the expectation that shareholder assets within the life companies would be required to support policyholder liabilities. Over the period persistency experience declined from 88% to 85%, reflecting difficult market and company conditions.

6.6.2 Pro forma financial position

The table below summarises the pro forma consolidated financial position of HHG as at 30 June 2003 assuming the Demerger becomes effective:

$m	H1 2003		H1 2003
Assets		**Liabilities**	
Cash	12,041	Payables	2,151
Receivables	2,589	Provisions	1,621
Equity Securities	16,061	Borrowings	1,492
Debt Securities	39,901	Life insurance policy liabilities	62,520
Property	4,724	Subordinated debt	320
Other investments	910	Other liabilities	978
Other Assets	134		
EMVONA	997	**Total liabilities**	**69,082**
Total assets	**77,357**	**Net assets**	**8,275**
		Ordinary equity	5,667
		Unattributed life funds	2,596
		Outside equity interests	12
		Total Equity	**8,275**

Source: AMP.
Note: The borrowings and subordinated debt above represent principally policyholder debt.

As part of the Demerger it is proposed that AMP re-capitalises HHG to remove £1,041 million of external debt (which includes £75 million of costs related to the termination of the cross currency swap associated with the RPS, which will be settled in cash prior to the Demerger). Immediately after the Demerger, HHG will be left with no external hybrid or debt financing other than a £100 million convertible loan note facility drawn down to £50 million (see section 1.3.3 of this report for further details), £1 million of loan notes issued by Henderson and a £8 million FRN issued by AMP (UK) Financial Planning. In addition, approximately £191 million of further equity will be injected by AMP into HHG. Pursuant to the Demerger, HHG and AMP have agreed that various guarantees and financial support arrangements between AMP and HHG be discharged.

The UK Life Services contribution can be expressed in traditional embedded value terms as set out in the table below:

£m	31 December 2002	30 June 2003
Embedded value	1,979	1,341
- adjusted net assets	672	39
- loans and reserves	125	76
- value of in-force business	1,182	1,226
Embedded value by major entity		
Life business	1,896	1,344
Business support operations	52	-
Other subsidiaries	31	(3)

Source: AMP.
Note: The above figures are calculated at the 5% discount margin over long term Government bond rates.

This can be split between the businesses as follows:

£m	31 December 2002	30 June 2003
Pearl		
Adjusted net assets	574	-
Value of in-force business	829	1,006
Embedded value	1,403	1,006
NPI (new NPI)		
Adjusted net assets	106	27
Value of in-force business	141	155
Embedded value	247	182
London Life		
Adjusted net assets	36	27
Loans and reserves	125	76
Value of in-force business	85	52
Embedded value	246	155
Other subsidiaries		
BSO (service co)	52	-
AMP UK Services	(29)	(6)
Towry Law	77	14
AMPLE	13	3
II	(8)	(15)
NPI non-life	22	29
Eliminations	(44)	(27)
Total	1,979	1,341

Source: AMP.

6.6.3 Pro forma regulatory capital position

HHG's pro forma statement of regulatory capital as at 30 June 2003 is set out below:

$m	Tangible Capital Resources	Intangibles	Total Capital
Henderson	406	817	1,223
Pearl	3,683	-	3,683
London Life	671	-	671
Life Services other	602	-	602
Other	482	180	662
Eliminations	(1,029)	-	(1,029)
Total	4,815	997	5,812

Source: AMP.
Note: Eliminations relate to Pearl life funds' investment in Henderson ($797m) and Virgin Money ($232m).

HHG and its principal operating subsidiaries are regulated by the FSA and are required to maintain minimum amounts of regulatory capital and reserve levels. As at 30 June 2003 HHG's minimum regulatory capital requirement was $4,422 million compared to actual available capital after eliminations of $5,812 million. The eliminations represent investments by Pearl in Henderson and Virgin which are already included in Pearl's capital resources. The regulatory positions of HHG's divisions are discussed below. It should be noted that the FSA has issued a consultation paper (CP 195) which will also require, if and when implemented, HHG to produce realistic balance sheets for its life companies. These are set out in the Consulting Actuary's report in the Explanatory Memorandum and summarised in section 6.6.4.

FSA approval

The FSA has given its approval in principle for the Demerger, having received a number of commitments from AMP and HHG. In particular:

- AMP has given certain financial commitments as set out above;
- Pearl has given an undertaking to the FSA that it will restrict transfers to shareholders' funds from the Pearl 90/10 fund for as long as policyholder benefits require support and in any event will not release any capital transfers so accumulated within the fund before 2014 without the prior consent of the FSA; and
- Pearl has agreed that it will not remove any capital or pay a dividend from Pearl without the prior consent of the FSA.

Henderson

In common with all investment management firms in the UK, Henderson is required to meet prudential requirements set by the FSA governing its level of capital. In March 2003, the FSA published proposed amendments to these requirements in Consultation Paper 173. While these requirements have yet to come into force, they propose changes to the way in which investment management firms, which are members of a group, are treated for capital purposes. In response to these changes, the Demerger proposal includes a new £40 million re-capitalisation of Henderson to ensure that it continues to meet FSA requirements; this will be funded by way of an equity injection from AMP to HHG.

UK Life Services

Pearl, London Life and NPI are all required to meet FSA regulatory requirements governing the margin of the assets they hold over and above their liabilities (the Required Minimum Margin or "RMM"). The key measure of financial strength for life insurers is the surplus assets over and above that required for the RMM, known as free assets. The ratio of free assets to liabilities is known as the Free Asset Ratio, or FAR. FARs are calculated depending on the type and amount of insurance business that the company writes. The FAR position of UK Life Services is as shown below.

Free asset ratio (FAR)	31 Dec 2001	31 Dec 2002	30 June 2003
Pearl	4.7%	2.7%	1.8%
London Life	5.4%	2.6%	1.1%
NPI Ltd	3.6%	1.1%	0.7%
National Provident Life	8.2%	1.3%	0.4%

Source: AMP.

The free asset ratios of UK Life Services' subsidiaries are considerably lower than the UK average. The industry average free asset ratio of companies writing with-profits business was 5% as at 31 December 2002.

In future, UK Life Services will need to report on the "twin peaks" approach, taking into account realistic liabilities, as described in Section 4. The prudential guidelines of UK life insurance companies is undergoing a period of change, which could increase capital requirements. The Consulting Actuary's realistic balance sheet assessment indicates that UK Life Services has little free capital after satisfying its risk capital margin, being the excess assets required to support the business in adverse conditions.

Portfolio Businesses

As part of the Demerger, Towry Law will be recapitalised by the injection of £40 million by AMP.

6.6.4 Consulting Actuary's Report

The consulting actuary, Tillinghast-Towers Perrin ("Tillinghast"), has conducted an assessment of the embedded value of UK Life Services as at 30 June 2003 using the traditional and market-consistent methodologies. Tillinghast's conclusions are set out in the following table.

UK Life Services (£m)	Traditional	Market-consistent
Embedded Value	845	900

Source: Tillinghast.
Note:
Traditional embedded value calculated at risk discount rate of 9.4% for Pearl and NPLL, and 7.4% for all other companies. Market-consistent embedded value excludes explicit agency costs, which represents the discount that shareholders may apply to the company's equity because they do not have direct control over its deployment.

Tillinghast's calculation of the traditional embedded value for UK Life Services is substantially lower than the £1,341 million embedded value set out in AMP's Investor Report for the six months to 30 June 2003. The key differences relate to the definition of capital (Tillinghast excludes capital allocated to other business units eg. Henderson and Virgin Money) and recognition of future expense savings (Tillinghast excludes anticipated expense savings). If Henderson, Virgin Money and Towry Law were included in the Tillinghast calculation, the traditional embedded value as at 30 June 2003 would have been £1,261 million.

The key differences between the traditional embedded value and the market-consistent embedded value calculated by Tillinghast for UK Life Services are set out below:

Reconciliation of Market-Consistent to Traditional Embedded Value (£m)	
Traditional Embedded Value	**845**
- Removal of Traditional Cost of Prudential Capital	276
- Removal of Traditional Allowance for Operating Profit Risks	193
Specific Allowance for Risk:	
- Policyholder Financial Guarantees and Options	(233)
- Other Market Related Risks	(44)
- Market-consistent Cost of Capital	(137)
Market-Consistent Embedded Value	**900**

Source: Tillinghast.

Set out in the table below are the realistic balance sheets for the UK Life Services companies which have been prepared by Tillinghast on the basis of Consultation Paper 195 issued by the FSA in August 2003. This table highlights the fact that the free assets in the realistic balance sheets represent only a small buffer (£125 million) against the realistic liabilities of £20 billion.

The above asset values reflect current admissibility rules. If the FSA removes the option to value at market non-insurance undertakings in accordance with Consultation Paper 145, the level of inadmissible assets in Pearl could increase by up to £210 million.

£m	Pearl	National Provident Life	London Life
Admissible assets	14,874	7,915	2,865
Adjustment for non-profit business	(3,471)	105	(1,122)
Available assets	11,403	8,020	1,743
Realistic liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover risk capital margin	3,862	201	29
Risk capital margin	(311)	(151)	(29)
Free capital	75	50	0

Source: AMP.

Further details of the valuation work and other actuarial advice provided by Tillinghast to AMP are set out in the Consulting Actuary's report, which is included in the Explanatory Memorandum.

6.7 Situation Analysis

6.7.1 Key strengths

Scale

With some £69 billion under management, Henderson is a mid-sized UK fund manager. With such funds under management it should be able to achieve operating efficiencies while offering a full service asset management proposition. Henderson also has the ability to extract significant synergies from any acquisition it may subsequently make. The UK asset management sector is a reasonably fertile source of mergers and acquisitions activity and Henderson should be able to find, or become, a suitable acquisition target in due course if that is desired.

Capabilities and distribution

Henderson has a broad range of funds management expertise for a diverse client base which should assist it in developing its business in future. Henderson has strong distribution links through the global asset consultants (on the institutional side) and UK independent financial advisers (on the retail side) as well as through its Continental European distribution relationships. Improving funds management performance should over time assist in generating new business from these sources. Henderson also has distribution links through Towry Law, its IFA business.

Profitability

Having closed its life operations to new business, UK Life Services has an opportunity to run its closed books in such a way as to generate maximum profit, subject to ensuring the fair treatment of policyholders, assuming it can control costs and generate some administrative efficiencies.

Capital release

As the life businesses mature and customers leave the books, so the release of capital previously held as reserves is facilitated. However, given current uncertainty over the new realistic regulatory capital requirements for life companies, HHG is unable to predict when capital may be able to be released.

6.7.2 Key issues

Stock market risk

HHG's prospects are directly linked to the performance of the stock market. The cost base is relatively fixed but the generation of profitability depends on predictable and positive equity market performance – which directly affects funds management fees and the release of embedded value profit.

Product reviews/liabilities

In the past HHG has sold a number of products which have attracted regulatory interest. These products have tended to be long-term savings rather than asset management based. HHG has provisions against reviews or claims against them in relation to such matters; the risk is that such provisions are inadequate or that the FSA reviews additional product areas which are unprovided for. Examples of such reviews/product liability are the mis-selling of personal pensions, guaranteed annuity option reserving, and sales of mortgage-related endowment policies. In some cases the cost of redress can be shared with policyholders. Current provisions total some £1.25 billion, with some £400 million relating to guaranteed annuity options, £300 million for pensions mis-selling, £195 million in relation to the mortgage endowment "promise" and £19 million for mortgage endowment mis-selling. HHG's auditors have reviewed and approved the level of provisioning.

Declining life book

After the Demerger, HHG's three closed life businesses may start to experience higher lapse or termination rates as a result of the corporate change. As investors withdraw funds, this has a number of effects – the company no longer has to provide for payment of future benefits to that investor, hence

creating the potential to release capital. At the same time Henderson's funds under management fall, thereby reducing revenue levels. Management considers that the timing of the replacement of UK Life Services revenues and assets by third party assets represents a significant challenge for Henderson. UK Life Services is currently experiencing some increases in lapse rates compared to last year, particularly in relation to certain product lines.

Market Value Adjusters

A number of Pearl products were written without market value adjusters ("MVAs"). This has the consequence that policyholders who choose to withdraw their funds have the potential to remove more than their underlying asset shares at any point in time. These products in particular are currently experiencing higher than normal lapse rates. This could have adverse consequences for the financial strength of Pearl on a realistic basis.

Regulatory capital position

As noted earlier, UK Life Services' regulatory capital position is weaker than its peers, and narrowly satisfies the required minimum margin in relation to each entity at 30 June 2003. On the realistic basis, UK Life Services is also thinly capitalised, as shown in the Consulting Actuary's report included in the Explanatory Memorandum. There is, therefore, a significant risk that adverse experience in one of these funds, which could result from changes to future experience assumptions, compensation claims or adverse market movements could lead to a further weakening and possibly a breach of the required minimum margin. In such circumstances HHG would have to consider measures to protect UK Life Services' regulatory capital position, which could include raising additional capital.

6.8 Peer review

This section compares HHG against a number of its peers, both life companies and fund managers. There are few direct comparators to HHG, though Britannic does bear some degree of similarity in having a largely closed life business and an asset management division, but it is clearly several times smaller than HHG in terms of assets under management.

HHG

The table below reviews HHG against its main UK wealth management and life insurance peers.

	Market capitalisation (£m)	Total FUM[2] (£bn)	New business (APE)[5] (£m)
Pearl[1]	**n/a**	**15**	**116**
NPI[1]	**n/a**	**11**	**115**
Henderson	**n/a**	**69[3]**	**n/a**
Amvescap	4,037	207	n/a
Aviva	11,945	208	2,373
Britannic	518	14	82
Friends Provident	2,398	60[4]	377
Isis	380	60	n/a
Legal & General	6,681	116	700
Prudential	8,891	155	1,900
Schroders	2,030	88	n/a
Standard Life	n/a	83	1,300

Source: Company accounts, Bloomberg.

Notes:

1. Pearl and NPI are now closed to new business.
2. As at 31 December 2002: Pearl number from draft 2002 accounts.
3. Includes UK Life Services FUM.
4. Funds managed by Isis, in which Friends Provident holds a 67.5% shareholding.
5. Life and pensions only, except for Britannic which includes retail investment sales.

The table above demonstrates Henderson's position as a mid-sized fund manager. UK Life Services had a relatively modest new business market share and has now ceased writing new business.

Henderson – fund flows

The table below shows Henderson's net retail sales of unit trusts and OEICs in the UK relative to the market over the last four years.

£m	1999	2000	2001	2002
Henderson's net retail sales of unit trusts and OEICs in the UK	368	1,513	267	34
Market share (%)	2.6%	8.5%	2.9%	0.4%

Source: AMP and Investment Management Association.

Henderson's share of UK retail unit trust and OEIC sales has declined over the past two years, although 2000 benefited from exceptional technology sales.

UK Life Services

The table below benchmarks HHG's two main life businesses' share of the new business market over the last five years. It will be seen that both Pearl and NPI lost ground to their peers over this period. London Life has not been separately analysed because it has been largely closed to new business since 1995.

New business (£m) / market share	2002	%	2001	%	2000	%	1999	%	1998	%
Pearl	115.5	1.0	95.5	0.9	123.7	1.3	115.5	1.2	111.3	1.3
NPI	114.6	1.0	105.5	1.0	115.3	1.2	136.1	1.4	150.7	1.7
Industry total	11,091		10,980		9,824		9,844		8,700	

Source: Statutory Returns, Thesys, ABI.

A key element to UK Life Services' value is the extent to which customers remain with the business for the full policy term. UK Life Services' terminations experience is demonstrated by the table below. Pearl's lapse rates have increased over time; NPI's have increased modestly albeit from a low base.

Termination ratio (%)[1]	2002	2001	2000	1999	1998
Pearl	**6.4**	**6.2**	**6.1**	**5.9**	**4.8**
NPI[2]	**3.3**	**n/a**	**2.1**	**n/a**	**n/a**
Aviva	8.5	7.5	6.5	6.1	7.0
Britannic	8.9	7.5	6.1	4.8	4.3
Friends Provident	12.2	5.3	3.0	3.6	3.4
Legal and General	8.9	7.7	6.7	5.8	5.7
Prudential	5.7	4.6	4.1	3.5	3.5
Standard Life	4.4	2.5	2.3	2.0	2.2

Source: Thesys, Statutory Returns.
Notes:
1. Non-linked business (i.e. with-profits). Ratio shows surrenders and forfeitures as a % of average premiums in force.
2. NPI is shown from year of acquisition.

UK Life Services' efficiency in capturing new business over the last five years is shown below:

Initial expense ratio (%)[3]	2002	2001	2000	1999	1998
Pearl[1]	**137.3**	**126.1**	**134.3**	**111.1**	**100.3**
NPI[1,2]	**44.1**	**41.8**	**65.4**	**n/a**	**n/a**
Aviva	55.8	64.7	91.0	84.0	102.5
Britannic	102.4	121.9	104.9	95.2	82.1
Friends Provident	99.4	51.3	70.0	75.6	84.2
Legal and General	90.1	107.5	90.0	75.5	76.7
Prudential	93.0	92.2	76.6	69.5	82.7
Standard Life	43.6	40.4	42.4	43.8	49.7

Source: Thesys, Statutory Returns.
Note:
1. Pearl and NPI are now closed to new business.
2. NPI is shown from year of acquisition.
3. Ratio shows new business expenses as percentage on new premiums.

The characteristics of Pearl as a direct sales business and NPI as an IFA distributor are clearly demonstrated by the above table. In May 2003 UK Life Services closed to new business and thus will not incur further new business acquisition expenses. Strict control of costs will ensure HHG extracts maximum value from its closed life books.

Renewal expense ratio (%)[3]	2002	2001	2000	1999	1998
Pearl[1]	**34.8**	**40.8**	**44.5**	**38.3**	**31.4**
NPI[1,2]	**12.5**	**12.9**	**34.4**	**n/a**	**n/a**
Aviva	14.3	27.7	20.8	18.8	15.5
Britannic	38.0	58.9	61.6	79.1	81.0
Friends Provident	15.8	14.1	13.9	11.3	10.7
Legal and General	15.0	19.1	18.7	24.7	28.0
Prudential	26.9	36.5	26.2	27.6	24.6
Standard Life	14.3	12.5	10.3	9.5	10.4

Source: Thesys, Statutory Returns.
Note:
1. Pearl and NPI are now closed to new business.
2. NPI is shown from year of acquisition.
3. Ratio shows business maintenance expense as percentage of business inforce (excluding new business).

Renewal expenses indicate the efficiency of a life office in maintaining existing business. Direct sales businesses such as Pearl (which has closed to new business) and Britannic clearly experience higher expense levels.

7 DEMERGERS

7.1 Overview

A demerger is one method by which identifiably different business activities, carried on by one company or group can be formally separated into two or more stand-alone entities. They are typically undertaken to create companies with a single geographic, industry or commodity focus. A demerger often involves a pro-rata distribution of shares in a subsidiary to the shareholders of the parent company such that the shareholders hold shares in the demerged entities in the same proportions as they held shares in the demerging company before the demerger.

A parent company will usually undertake a demerger when it considers that a part of its business no longer sits naturally with the remainder of the group, and value for shareholders can be unlocked by the decoupling of that part of the group.

The key principle behind demergers is that investors are able to achieve diversification themselves and do not reward corporate diversification unless there are substantial synergies between the various businesses. The operational challenges of running a portfolio of businesses (ie. a conglomerate) and the lack of focus can cause such groups to trade at a discount to a "sum of the parts" valuation.

7.2 Australian experience

A number of demergers have taken place in Australia over the last few years. The majority of these demergers involved subsidiaries exposed to a different industry or geographic region to the parent company:

Date	Parent Company	Demerged Entity	% Demerged	Method
October 1997	Boral Limited	Envestra Limited	80.0%	IPO
June 1998	Coca-Cola Amatil Limited	Coca-Cola Beverages Limited	49.9%	Distribution
October 1998	Delta Gold	Zimbabwe Platinum Mines Limited	49.0%	Distribution
February 2000	Boral Limited	Origin Energy Limited	100.0%	Distribution
April 2000	Amcor Limited	PaperlinX Limited	82.0%	Distribution
June 2000	AGL Limited	Australian Pipeline Trust	70.0%	Distribution
October 2000	BHP Limited	OneSteel Limited	100.0%	Distribution
March 2001	Village Roadshow Limited	Austereo Limited	55.0%	IPO
August 2001	Futuris Corporation	Australian Agricultural Company	60.0%	IPO
July 2002	BHP Billiton Limited	BHP Steel Limited	94.0%	Distribution
November 2002	WMC Limited	Alumina Limited	100.0%	Distribution
March 2003	CSR Limited	Rinker Group Limited	100.0%	Distribution

Source: Company documents; IRESS; Bloomberg.

The success of a demerger is generally measured by comparing the market value of the parent before the demerger announcement to the combined market value of the parent and the demerged entity after both entities are listed. This should then be compared to the change in the general market to determine the relative performance of the demerged entities. The table below sets out a summary of changes in the combined market values of relevant demerged entities (as measured between the date of announcement and three and twelve months after the first day of trading of shares in the demerged entity) and the corresponding movement in the general market:

Demerger	Change in Market Value (3 mths)	Change in All Ordinaries (3 mths)	Out-performance[2]	Change in Market Value (12 mths)	Change in All Ordinaries (12 mths)	Out-performance[2]
Coca-Cola Amatil / Beverages	(31.8%)	(9.3%)	(22.5%)	(16.4%)	14.0%	(30.4%)
Delta Gold / Zimbabwe Platinum	24.8%	(4.4)%	18.2%	36.3%	(0.6%)	36.9%
Boral / Origin	(35.3%)	9.4%	(44.7%)	(12.0%)	20.0%	(32.0%)
Amcor / PaperlinX	22.2%	3.4%	18.8%	29.4%	1.1%	28.3%
BHP / OneSteel	4.0%	13.8%	(9.8%)	5.9%	10.7%	(4.8%)
BHP Billiton / BHP Steel	0.9%	(7.8%)	8.7%	0.8%	(4.3%)	5.1%
WMC / Alumina	(16.3%)	(15.2%)	(1.1%)	Na	Na	Na
CSR / Rinker	23.8%	1.3%	22.5%	Na	Na	Na

Source: IRESS; Bloomberg; Aspect Financial; Company Announcements; Rothschild analysis.
Note:
1. "Market value" approximates the value of shares that a shareholder holds in the demerged entities, as measured by the number of shares as at first day of trading of the demerged entities multiplied by the relevant share price.
2. Outperformance is equal to the change in market value less the change in All Ordinaries Index.
3. The Change in Market Value and Change in All Ordinaries is calculated from the Announcement date to 3 and 12 months after the first day of trading of the demerged entity.

The Australian demerger experience has been mixed, and does not give positive guidance to the potential success, or otherwise, of the AMP Demerger proposal. The performance of companies after a demerger depends on a number of factors, with company specific factors being the most important. Our discussion of AMP specific factors as well as our assessment of the Demerger can be found in section 9.

7.3 UK experience

The UK has seen a higher frequency of demergers over recent years than in Australia and a number of these have involved subsidiary entities being demerged which operate in a similar industry and geographical region as their parents. The table below sets out relevant demergers since the beginning of 1998 and shows the same analysis of the demergers as outlined in the section above.

Parent company/ demerged entity	Date of demerger	Change in Market Value (3 mths)	Change in FTSE All Share (3 mths)	Out-performance[2]	Change in Market Value (12 mths)	Change in FTSE All Share (12 mths)	Out-performance[2]
Northern Foods / Express Dairies	March 1998	7.0%	11.9%	(4.9%)	(40.2%)	17.6%	(57.8%)
Lonrho / Lonrho Africa	May 1998	(36.6%)	2.9%	(39.6%)	0.3%	14.4%	(14.1%)
BTG / Torotrak	July 1998	(38.6%)	(12.3%)	(26.3%)	(12.3%)	4.9%	(17.2%)
United News and Media / Garban	Nov 1998	(26.5%)	(0.7%)	(25.8%)	(22.2%)	9.4%	(31.6%)
Tarmac / Carillion	July 1999	14%	5.8%	8.1%	Na	Na	Na
Penninsular & Oriental / P&O Princess Cruises	October 2000	(21.1%)	(0.1%)	(21.0%)	(50.2%)	(17.2%)	(33.0%)
BG Group / Lattice	October 2000	29.7%	(4.8%)	34.5%	35.7%	(21.1%)	56.8%
Chubb / Kidde	Nov 2000	(2.9%)	(4.2%)	1.3%	(15.5%)	(18.8%)	3.3%
Uniq / Wincanton	May 2001	(10.1%)	(13.8%)	3.7%	(6.5%)	(15.9%)	9.4%
Kingfisher / Woolworths	Aug 2001	(24.0%)	(19.4%)	(4.6%)	(46.2%)	(33.7%)	(12.5%)
British Telecom / MMo2	Nov 2001	(29.3%)	(14.4%)	(14.9%)	(38.1%)	(31.6%)	(6.5%)
Chorion / Urbium	May 2002	(60.8%)	(16.3%)	(44.4%)	(72.0%)	(24.7%)	(47.3%)
Mitchells & Butler / Intercontinental Hotel Group	April 2003	2.1%	10.1%	(8.0%)	Na	Na	Na

Source: Hydra; Bloomberg; Datastream; Company Announcements; Rothschild analysis.

Note:

1. "Market value" approximates the value of shares that a shareholder holds in the demerged entities, as measured by the number of shares as at first day of trading of the demerged entities multiplied by the relevant share price.
2. Outperformance is equal to the change in market value less the change in FTSE All Share.
3. The Change in Market Value and Change in FTSE All Share is calculated from the Announcement date to 3 and 12 months after the first day of trading of the demerged entity.

The experience of demergers in the UK is also mixed and makes it difficult to draw firm conclusions from precedent demergers other than that company specific factors are probably the most important factor in determining the outcome of any demerger.

8 ALTERNATIVES TO THE DEMERGER PROPOSAL

8.1 Overview

The AMP Board considered an extensive range of alternatives before deciding to recommend the Demerger proposal. The main alternatives to the Demerger considered by the Board were:

- maintaining the status quo;
- a trade sale or merger of all or part of AMP's UK businesses;
- a float of the Henderson group (ie. HGI) on the London Stock Exchange;
- a trade sale or merger of AFS; and
- various forms of demergers.

In our discussion below on the benefits and drawbacks of each of these alternatives, we have focussed on the issues that are distinct from the benefits and drawbacks of the Demerger proposal itself. Our assessment of the Demerger proposal is set out in section 9.

8.2 Consideration of main alternatives

Maintaining the status quo

The merits of AMP maintaining the status quo are largely the reverse of the advantages and disadvantages of proceeding with the Demerger. These are discussed in greater detail in section 9.

Sale or merger of all or part of HHG

A sale of all or part of AMP's UK businesses would generate cash for AMP, and could insulate AMP's Australia and New Zealand businesses from brand damage due to its issues in the UK. A merger of the UK operations with a local UK partner may allow it to mitigate its capital requirements in the UK, whilst effecting a partial decoupling of AMP's UK businesses.

AMP conducted discussions in late 2002 and early 2003 with a number of UK and European life insurers to gauge their level of interest in either an acquisition of, or merger with, its UK businesses. At that time, UK equity market conditions were extremely unfavourable with the FTSE 100 Index approaching a seven year low. Based on those discussions, there was little interest from the parties approached in reaching an agreement acceptable to the AMP board.

Since the announcement of the proposed Demerger in May 2003, AMP has received conditional proposals from a number of parties to acquire all or part of HHG. We believe that a trade sale of HHG (in whole or in part) could deliver value to shareholders. As at the date of this report none of these conditional proposals is so advanced or so certain in its terms that it can be considered preferable to the Demerger proposal. However, it is possible that the Board of AMP could reach agreement with one of the parties on mutually acceptable terms following the date of this report. In those circumstances the Board of AMP would have to reconsider its recommendation of the Demerger and advise shareholders accordingly.

Float of HGI on the LSE

An IPO of HGI would generate cash for AMP and establish HGI (either with or without its Australian and New Zealand operations) as a separate listed entity. However, this would not achieve a decoupling of AMP's UK life insurance business from its Australia and New Zealand operations.

The Pearl shareholders' fund currently holds the majority of the economic interest in Henderson. A float of HGI on the London Stock Exchange would involve a sale by Pearl of its interests in Henderson, the proceeds of which would flow back to the Pearl shareholders' fund. The net proceeds released to AMP as a result of a float of HGI would therefore have been modest.

Trade sale or merger of AFS

As with a trade sale or merger of its UK businesses, a trade sale or merger of AFS would release cash, but it would mean the disposal (in whole or in part) of AMP's most profitable business at a time when its value is being depressed by the problems faced by AMP's UK businesses as well as by weaker equity markets. Furthermore, the links between AFS and ACI are strong with a significant amount of ACI's new business coming from AFS in 2002. Any disposal of AFS would need to take into account the effect on ACI. AMP announced in late August 2003 that it had been approached by National Australia Bank in May 2003 with a view to acquiring AFS. Since no purchase price was offered by National Australia Bank, the Board of AMP declined to pursue the approach and no formal proposal resulted at that time.

Other forms of demergers

The AMP Board examined a number of forms of demergers to effect the decoupling of its UK life business from its Australia and New Zealand businesses. The main differences centred on whether HGI was included in AMP or HHG. The Demerger proposal separates HGI between its UK operations (i.e. Henderson) and its Australia and New Zealand operations (ie. ACI), to be owned by HHG and AMP respectively. In view of the linkages between the life insurance companies and the funds management operations in the two countries, this represents, in our view, the optimal structure if a demerger is to be pursued.

8.3 Conclusion

The alternatives set out above have been considered by the AMP Board and all but one rejected. We concur with the Board's view that a trade sale of all or part of HHG on acceptable terms should continue to be pursued since it does offer a decoupling of the UK business from the Australian business, which is important for the preservation and enhancement of value for shareholders. A number of approaches have been made for all or part of HHG but as at the date of this report none is so advanced or so certain in its terms that it should forestall the Demerger process.

9 ASSESSMENT OF THE DEMERGER

9.1 Basis of assessment

In forming an opinion on whether the Demerger proposal is in the best interests of AMP shareholders as at the date of this report, Rothschild needs to assess whether the Demerger proposal is the strategic option most likely to deliver maximum value to AMP shareholders over time. In forming an opinion as to whether the capital cancellation is fair and reasonable to AMP shareholders as a whole, Rothschild considers that the same analysis should be used since the Demerger is to be effected by an interdependent capital cancellation and scheme of arrangement.

We have reviewed in the previous section the alternatives to the Demerger and have concluded that, in the absence of any concrete proposal to acquire all or part of AMP's UK businesses on appropriate terms, we should assess whether there is greater ability to maximise the value of AMP's assets under the existing group structure or by demerging the UK businesses.

9.2 Summary of opinion on the Demerger

The proposal before AMP shareholders is either to vote in favour of the Demerger, as recommended by the Board, or to continue with the current group structure by voting against the Demerger.

It is our view that the Demerger will provide two key benefits. First, we believe that implementation of the Demerger should help to arrest any further decline in the value of AMP arising specifically from the problems faced by AMP's UK Life Services business. As a result of these problems in the UK, AMP has experienced a decline in the perception of its brand in Australia which has caused commercial damage. In the event the Demerger does not proceed, we believe that this brand contagion could continue to have an adverse impact on the value of AMP's shares over time.

Secondly, AMP has a number of businesses attractive to third parties, of which the Australian businesses would be the most prized assets. However, the ability to realise full value for these assets through a takeover of AMP is constrained by its exposure, under the current group structure, to the risks and vulnerabilities of UK Life Services. AMP's attraction to a potential acquiror is therefore likely to be increased by the Demerger which will distance AMP from these risks and vulnerabilities. The Chief Executive of National Australia Bank, which increased its holding in AMP at the end of August 2003, has explicitly confirmed this by commenting that National Australia Bank "has no interest in acquiring AMP while AMP owns its UK business".

There is, in addition, a long-term strategic argument which favours separating the UK business from AMP's Australasian businesses. This argument is based on the fact that the market positions of the Australasian and UK businesses are substantially different. On the one hand, AMP is one of the leading life insurance and wealth management groups in Australia and New Zealand, whilst on the other hand, Henderson is a mid-market player in funds management and UK Life Services is closed to new business. The risk/ reward profiles of AMP and HHG are consequently different and there is little or no economic value in having them both grouped under one corporate structure. The Demerger will allow investors to choose whichever profile suits them, by enabling them to hold shares in either or both of AMP and HHG.

Finally, the basic economic rationale behind demergers is that the combined market value of the two parts will be greater than that of the whole. In the case of AMP, we are of the view that, once the Demerger documentation becomes publicly available, the two key benefits of the Demerger outlined above will then largely be reflected in its share price. This has already risen substantially since August 2003 and is now reflecting the greater degree of certainty associated with the Demerger structure and process. As a consequence (and in the absence of new information being released to the stock market), we do not expect the combined market capitalisations of AMP and HHG immediately after the Demerger to stand at a substantial premium to AMP's market capitalisation following publication of the Demerger documentation

(unless AMP becomes immediately subject to a takeover offer, in which case a control premium would be expected to arise). Further, if the Demerger were not to be implemented as a result of shareholders voting against the proposal, it is our view that the share price of AMP would fall after the vote (assuming the current share price were to be maintained until then).

An overall assessment of the Demerger proposal is necessarily judgemental. In our view, the benefits outweigh the drawbacks. This section addresses in further detail the reasons for our opinion, focussing on the benefits, drawbacks and risks of the Demerger proposal, including the implications of shareholders voting against the Demerger proposal.

9.3 Key benefits of the Demerger proposal

9.3.1 Commercial rationale for decoupling the UK business

The underlying commercial rationale for decoupling the UK business from the Australia and New Zealand business is driven by the following:

- the potential further damage to the AMP brand in Australia and New Zealand caused by the ongoing challenges in the UK life business;
- the insulation of AMP from any continuing demands for capital from HHG;
- the operational synergies being along geographic rather than business lines;
- the benefits of senior management focus;
- the different strategic positions of AMP and HHG in their respective markets; and
- the differences between the UK and Australian wealth management markets.

These drivers are considered in further detail below. In our view, the potential damage to the AMP brand in Australia is the most significant factor.

Protection of the AMP brand in Australia

Critical to any decision by an investor on where to place funds will be, inter alia, investment performance, pricing, service levels and the brand. The relative importance of these factors will vary from time to time and from individual to individual but the strength of the brand can be expected to be a significant influence in decision-making.

Market research and empirical data demonstrate that the AMP brand has suffered serious damage since the start of 2002. Surveys of both financial planners and retail customers have highlighted a major deterioration in the confidence and trust placed in AMP. While AMP is not alone in losing the trust of its customers (as can be seen from the chart below based on recent research conducted by Newspoll), its brand image has declined further than its principal competitors.


50
45
40
35
30
25
20
15
10
5
0
%
AMP
Colonial First State
Merc/ING
AXA
BT
Perpetual
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03

Source: Commonwealth Bank (Newspoll Survey – Fund Manager Preferences, June 2003). Retail investors were asked "Would you invest with us?"

The underlying cause for this would appear to be the instability surrounding AMP which has been reflected in its share price. This is supported by the strong correlation between the movement in AMP's share price and the ratings given to AMP by its customers in quarterly market research conducted on behalf of AMP.

There is no doubt that the share price fall has, in turn, been largely precipitated by the problems faced by AMP in the UK and we would therefore suggest that there is a causal link between AMP's UK problems and the damage to the AMP brand in Australia (the contagion effect).

We would expect the contagion to the Australian business caused by the UK problems to manifest itself in three specific areas in the Australian business: fund flows, persistency ratio and financial planner numbers. These are considered below:

- AMP's market share of gross retail managed funds inflows fell from 6.0% in 2002 to 5.1% in the first half of 2003;
- AMP's market share in total retail managed funds was approximately 11% as at 30 June 2003; it maintained this market share in net inflows for the year to 30 June 2003, achieving higher net inflows than some of its major competitors including CBA, National and Westpac; however, for the March and June 2003 quarters (which were poor quarters for the industry as a whole) AMP's net inflows were close to zero;
- AMP's persistency ratio has fallen from 84.8% in the first half of 2002 to 82.5% in the first half of this year; and
- AMP's self employed planner numbers in Australia have declined marginally from 1,625 at 31 December 2002 to 1,615 at 30 June 2003; the number of leavers during the first six months of this year was 102, which is consistent with the experience of recent years.

The overall implications of this data are that whilst perceptions of AMP have fallen significantly, commercial damage to the Australian business has been felt but it is not as severe to date as it might have been. However, what the data cannot show is the opportunity cost associated with AMP's recent difficulties ie. the incremental business which AMP might have gained if the UK problems had not arisen. More critical still is the lasting commercial damage that could be caused by any continuing instability deriving from the UK, which is not out of the question given the weak regulatory capital position of UK Life Services.

The ultimate long-term impact to AMP of any lasting brand damage should not be underestimated. As an illustration of the potential magnitude of continued brand damage, a 1% decline in persistency would result in a decline of nearly $300 million in the appraisal value of AFS as at 30 June 2003 (assuming a 15x

multiple of annualised new business). The Demerger of the UK business should help to protect AMP from further value erosion arising from brand contagion.

Insulation of AMP from further capital demands from HHG

While the global equity market conditions are looking more benign today than in April of this year, when the Board took the decision to propose the Demerger, we cannot rule out the possibility of the UK stockmarket again falling substantially at some stage in the future. Both this and FSA requirements could trigger further demands for capital in HHG. Under such a negative scenario, shareholders in AMP would be protected from having to contribute further capital into HHG - in contrast to the current group structure where commercial and regulatory pressures could influence AMP to continue financial support for the UK operations.

Operational synergies along geographic rather than business lines

The intra-regional links between the respective AMP group entities in Australia and the UK are strong: in Australia, approximately 65% of ACI's funds under management is sourced internally (mostly from AFS), while UK Life Services is the principal source of Henderson's funds under management in the UK. By contrast, the cross border ties between the Australian and the UK life insurance business are negligible, and only 14% of ACI's funds under management have been placed with Henderson (which is set to decline following the announcement in late August 2003 that ACI is outsourcing the management of its international active equities). As a consequence there are few opportunities for shared resources, systems or experience.

Senior management focus

The principal focus of attention of senior management over the last year has been on addressing the problems faced by the UK life business and their impact on the Australian business. A decoupling of the UK business will allow AMP senior management to devote more time to the challenges in the Australian and New Zealand markets for AFS and ACI while the HHG management team can concentrate exclusively on developing Henderson and maximising value from the closed life books in run-off.

Different strategic positions of the UK and Australia and New Zealand businesses

Notwithstanding the problems which AMP has recently been facing, it is an icon in the Australia and New Zealand markets. It is the largest life insurance company both in Australia and in New Zealand (measured by total assets), it has the largest distribution network in Australia and it is the second largest asset manager. By contrast, the UK life books are closed to new business, and Henderson is one of a number of mid-market fund managers in the UK, being neither a large-scale nor niche player. As a result, the business linkages and, in particular, the ability to leverage the asset gathering experience and capabilities in the two markets are limited.

Differences between the life insurance and wealth management markets in the UK and Australia

When AMP expanded its UK business through the acquisition of London Life in 1989 and Pearl the following year, the UK life and savings market was poised for substantial growth. At that time, the products offered in the UK and Australia were similar as were the distribution channels, and the legal and regulatory approach was familiar. Since then, the UK and Australian life insurance and wealth management industries have developed different profiles (as explained in Section 4), while the legal and regulatory environment in the UK is arguably more intrusive.

9.3.2 Forms of decoupling

All of the above drivers support the decoupling of the UK business from the Australian and New Zealand business of AMP. The decoupling could, however, take a number of forms – a trade sale of HHG to a third party, organisational and corporate separation of HHG within the existing AMP group, and a demerger of HHG.

Since the announcement of the proposed Demerger in May 2003, AMP has received conditional proposals from a number of parties to acquire all or part of HHG. We believe that a trade sale of HHG (in whole or in part) could deliver value to shareholders. As at the date of this report none of the conditional proposals is so advanced or so certain in its terms that it can be considered preferable to the Demerger proposal. The proposed Demerger will still leave open the opportunity for interested parties to put forward revised terms to the Board of HHG after the Demerger.

So far as an organisational and corporate separation of HHG is concerned, this would address, in whole or in part, four of the drivers for a decoupling of the UK business. What it would not do is insulate AMP from further capital demands from HHG and, more importantly, insulate AMP from lasting brand damage brought about by events in the UK. The Demerger should achieve this. In our view, the ongoing impact of the brand damage on the future operating and financial performance of AMP is a substantial risk to the business and could cause substantial value erosion. The prospective removal of this risk is a key benefit of the Demerger proposal.

9.3.3 Removal of structural impediments to a takeover

The rise in the AMP share price at the end of August 2003 (resulting from National Australia Bank announcing its interest in AMP's Australian businesses and acquiring shares in AMP on its own behalf) has highlighted the fact that AMP has a number of businesses which are attractive to third parties. However, the ability to realise full value from a takeover of AMP under its current structure is constrained, in particular, by its exposure to the risks and vulnerabilities of UK Life Services.

For AMP, its decoupling from these UK risks is likely to increase its appeal to a potential acquiror. This has already been demonstrated by a statement from National Australia Bank's Chief Executive that it "has no interest in acquiring AMP while AMP owns its UK business". AMP's strong market position in Australia could also be attractive to one of the other major banks in Australia which could well see advantage in merging AMP with its own wealth management business to create Australia's premier banking and wealth management group. Similarly, overseas life insurance companies and overseas banks are more likely to be interested in acquiring AMP after the Demerger rather than under its current structure.

For HHG, its separate listing will permit those parties who tabled a bid in the lead-up to the Demerger to revisit the situation and make a formal approach to take over the newly listed company if they feel so inclined. The UK Life Services division is only likely to be of interest to a small number of parties who have experience in managing the run-off of closed life books. On the other hand, Henderson is a respected brand name in the UK market and would be attractive, if Henderson was separately available, to many players in the investment management industry who are seeking to build scale in funds under management with a view to achieving operating efficiencies and greater brand awareness.

We are of the view that the removal of these structural impediments to a takeover of AMP is another key benefit of the Demerger.

9.3.4 AMP's different strategic positions in Australia and the UK

AMP's Australian and UK businesses have different strategic positions in their respective markets – AMP is a market leader in Australia, whilst its Henderson business is a mid-market player in funds management, and UK Life Services is closed to new business.

After the Demerger	Life Insurance	Financial Planning	Funds Management
AMP	• Australia's largest by statutory assets and premiums	• Australia's largest network	• 2nd largest by FUM
HHG	• Closed to new business	• Mid tier	• Top 10 by FUM

As a result, the risk/ reward profiles of these businesses are different:

- the earnings from AMP's Australian businesses are likely to be of higher quality given its scale in life insurance and financial planning, whereas the returns from the UK businesses will depend upon release of capital through management of the run-off books and improving earnings from its funds management business;
- AMP's Australian businesses can be regarded as having a lower risk profile; and
- the tax consequences for shareholders in these businesses are different – for example, Australian shareholders are able to benefit from franking credits arising from AMP's Australian earnings which are largely unavailable to non-Australian shareholders.

9.4 Other benefits of the Demerger proposal

9.4.1 Access to new sources of capital

Following the Demerger the shares of HHG are intended to be separately listed in London. This would potentially enable that company to access the UK capital markets directly for both equity and debt. Listed shares may also provide an acquisition currency should the Board of HHG decide to pursue a growth strategy through acquisition or merger.

9.4.2 Realignment of investor base

The proposed Demerger will allow AMP's shareholders to choose to invest either in AMP or HHG or, indeed, both. In addition, the expected position of HHG in the FTSE250 Index in the UK can be expected to encourage new index-tracker and other funds on to its share register.

9.4.3 Greater transparency for investors

In addition to allowing investors greater choice in their investment exposure to the AMP group, the separation and UK listing of HHG should promote a more transparent valuation of the businesses.

In particular, the context of HHG in the wider UK financial services market can be expected to be better understood by UK analysts and investors than it currently is by Australian analysts as part of AMP. Financial reporting on the basis of UK GAAP will also facilitate the comparison with similar quoted companies in the UK.

9.4.4 Employee incentivisation

Separate compensation plans for AMP and HHG employees will enable incentivisation benefits to be structured around the operating and share price performance of the two listed entities. This will facilitate the better alignment of shareholder and employee interests.

9.4.5 Crystallisation of tax losses

For tax purposes, the Demerger will result in AMP disposing of HHG to its shareholders. This disposal is expected to give rise to a substantial capital loss for AMP. The ability of AMP to take advantage of this after the Demerger will, however, depend upon its ability to generate capital gains in the future.

Removal of the greater proportion of HHG's debt should also increase the likelihood of HHG utilising substantial tax losses incurred in the UK.

9.5 Key costs and consequences of the proposal to Demerge

While the rationale for the proposed Demerger is strong, there have been and will be a number of costs and consequences. In our view, the main drawbacks of the Demerger proposal are the need to change AMP's capital structure, the costs of raising new equity to implement the Demerger, the ongoing links between AMP and HHG, the potential loss in the value of UK Life Services, the dividend paying capacity of Henderson and the costs of the Demerger proposal itself.

9.5.1 Impact on the capital structure

As a result of the Demerger, a number of AMP's existing capital securities will lose part or all of their eligibility as regulatory capital under APRA's guidelines. Most importantly, AMP will not be entitled to treat all of the RPS as Tier 1 regulatory capital. To address this, AMP intends that the RPS will be redeemed at their face value for cash, funded by the proceeds from the AMP Rights Offer. If the AMP Rights Offer does not occur, AMP will explore other alternatives to redeem the RPS. If an alternative cannot be found, AMP may be required, under APRA guidelines, to convert the RPS into AMP ordinary shares.

Additionally, some of AMP's subordinated debt will not be allowable as Tier 2 regulatory capital. AMP intends to pay down $600 million of outstanding subordinated and senior debt prior to 31 December 2003, subject to appropriate pricing and liquidity levels.

9.5.2 The costs of raising new equity capital

In the May 2003 announcement of the proposed Demerger it was stated that no further equity capital raising was required to facilitate the Demerger (other than the capital raising accompanying the announcement). However, the AMP Rights Offer will be an equity capital raising, the purpose of which is to fund the cash redemption of the RPS. While this only represents a change in the mix of AMP's capital base, it may be perceived by some investors and market commentators as standing in contradiction to the May statement and may therefore reflect on management credibility.

Additionally, HHG intends to conduct an equity capital raising by 30 June 2004 to raise at least £100 million with support to be provided in the interim by way of an issue of convertible loan notes to an investment bank. If this capital raising does not occur, for example as a result of a material adverse change to HHG's business, AMP will be required to acquire the HHG loan notes. In these circumstances, AMP may be required by APRA to conduct an equity capital raising itself. The HHG capital raising and the contingent capital raising by AMP may be regarded in the same light as the AMP Rights Offer and similarly reflect on management credibility.

The equity capital raisings will also have a number of direct costs such as underwriting and professional fees. For example, the AMP Rights Offer will cost around $18 million (before tax).

9.5.3 Ongoing links between AMP and HHG

Although one of the purposes of the Demerger is to decouple HHG from AMP, there will be a number of ongoing links between the two companies:

- AMP will still retain a 15% shareholding in HHG at least until the release of HHG's financial results for the six months to 30 June 2004; this could have a depressant effect on the share price performance of HHG, as AMP will not be regarded by the market as a long-term shareholder;
- AMP may be required to acquire the convertible loan notes in HHG if a material adverse change to the business of HHG occurs; if AMP holds the loan notes to maturity, it may elect to convert the notes into HHG ordinary or preference shares;
- there will be two directors common to both boards; and
- there will be other linkages which will continue after the Demerger (eg. certain indemnities).

9.5.4 Potential loss of value in UK Life Services

When life insurance companies close to new business or announce significant corporate change, they may experience an increase in the number of policies surrendered (known as the lapse rate). UK Life Services has experienced materially higher lapse rates in 2003 than historically. The loss of policyholders can have a detrimental effect on the value of UK Life Services, but the loss can be mitigated in some cases by a release of regulatory capital previously required to support policyholder liabilities. However, UK Life Services is experiencing an increase in the number of policies surrendered, in particular those without market value adjuster clauses, which deprives UK Life Services of the opportunity of any capital release and impacts on financial strength on a realistic basis.

There are a number of inter-related reasons for this increase in lapse rates and the increase in surrenders. These include the announcement of the closure of Pearl's direct sales force last year, the closure to new business in mid 2003, policyholders' reaction to the lower equity backing ratios and action by IFAs to transfer client funds out of UK Life Services. The announcement of the Demerger and the attendant publicity may have heightened awareness of these issues and contributed to a loss of value in UK Life Services.

9.5.5 Dividend paying capacity of HHG

Going forward, it is the intention of the HHG board to pay dividends to the extent that they can be funded by surplus cash earnings from the operating subsidiaries and/ or transfers from the life companies. As a result of a number of factors, including the uncertainty surrounding the impact of the anticipated future regulatory capital requirements of the life companies, it is not envisaged that there will be sufficient cash earnings or transfers arising at the holding company level to facilitate the payment of a dividend in the short term. Specifically, any material releases of capital from UK Life Services are unlikely to be made for a number of years. The absence of a meaningful dividend is likely to affect adversely HHG's market value.

9.5.6 Costs of the Demerger

The preparation and implementation of the Demerger proposal will involve costs estimated to amount to approximately $214 million (before tax), of which it is expected that $106 million will have been incurred by the time of the shareholder meetings.

AMP expects that cost savings from the simplification and greater transparency of the new corporate structures will be approximately equal to the additional costs from operating two separately listed companies. In our view, some of the cost savings could have been made in the absence of the proposed Demerger.

In addition to these Demerger costs, AMP will incur around $57 million (before tax) in restructuring costs relating to redundancies, void space, key staff retention and business continuity payments.

9.6 Other disadvantages of the Demerger

9.6.1 Taxation of Australian shareholders

The disadvantages for Australian shareholders of AMP of the Demerger proposal are summarised below. It does not purport to represent formal tax advice regarding the tax consequences of the Demerger. Individual shareholders should consult their own professional financial or taxation adviser as to their personal circumstances.

Some Australian resident shareholders could be liable for capital gains tax on the cancellation of their AMP shares – but only if they have a tax cost base lower than the volume weighted average price of AMP shares for the ten business days prior to 9 December 2003. The deemed cost base for Australian tax

resident shareholders who were issued AMP shares upon demutualisation was $10.43, which is significantly higher than the prevailing market price at the date of this report.

9.6.2 Loss on Demerger

The Demerger will result in a capital loss of around $2.5 billion for AMP on a consolidated basis which will mean that AMP will require APRA's approval for future dividend payments until all accumulated losses have been recovered. However, dividends are declared by AMP and paid out of its own retained earnings rather than consolidated earnings. After allowing for the loss on Demerger, AMP will still have around $1.4 billion in retained earnings on an entity basis from which future dividends can be paid.

9.7 Risks of the Demerger

There are a number of risks associated with the proposed Demerger.

9.7.1 Regulatory risk

APRA will be the regulatory body supervising AMP, while the FSA will be the regulator for HHG. Both these organisations have the power to intervene in the management of those businesses, including the ability to influence the dividend distributions and capital requirements of both companies. This is particularly relevant for HHG.

The prudential guidelines of UK life insurance companies are undergoing a period of change, which could increase this capital requirement. The Consulting Actuary's realistic balance sheet assessment indicates that UK Life Services has little free capital after satisfying its risk capital margin, being the excess assets required to support the business in adverse conditions.

APRA and the FSA have given their approval in principle to the Demerger and related restructuring steps set out in the Explanatory Memorandum.

9.7.2 Listing of HHG on the London and Australian stock exchanges

Listing of HHG is being sought on both the London and Australian stock exchanges. The application for a listing of HHG shares in the UK and Australia is subject to a number of risks and uncertainties, and is still to be approved by the relevant authorities.

9.7.3 Possible failure to insulate AMP from HHG

In the event that HHG were in the future to be the subject of a legal action eg. from policyholders or regulators, there exists a risk that AMP, as its former parent, may be joined in that legal action. In addition to any actual liability, AMP could suffer further brand damage from being involved in any such legal action.

9.8 Implications of the Demerger not being implemented

Should the Demerger not be implemented as a result of the shareholder vote, the Board of AMP has proposed that the corporate structure envisaged by the Demerger be retained. If shareholders do not vote in favour of the Demerger proposal:

- AMP shareholders will not receive shares in HHG;
- costs of around $108 million in relation to the Demerger will not be incurred;
- the RPS will remain outstanding, the tax benefits of the RPS structure will not be fully utilised and the AMP Rights Offer will not proceed; and

- the $1.7 billion raised in mid 2003 will continue to be primarily used to reduce the financial interdependence between AMP and HHG and reduce external corporate debt.

A vote against the Demerger could have the following consequences:

- in the short term the share price of AMP could fall from its current level;
- AMP could still be exposed to the adverse financial consequences of a further deterioration in brand image, associated with the problems in the UK;
- the AMP Board could decide to reopen discussions with parties who previously expressed an interest in acquiring HHG (in whole or in part);
- AMP's credit rating could change;
- the morale of senior management within both AMP and HHG could be adversely affected; and
- a vote against the Demerger could be viewed as a vote of no confidence in the Board of AMP.

9.9 Valuation considerations

9.9.1 Introduction

It is our view that the particular circumstances of this Demerger are better suited to a qualitative assessment, rather than a quantitative valuation, of the two listed entities after the Demerger. However, we do set out below the key factors which are likely to influence the market capitalisations of AMP and HHG when separately listed. Underlying this qualitative approach is our view that any meaningful valuation of the two businesses should be carried out by reference to the price at which the underlying shares might trade immediately upon listing. This trading value will, however, be subject to a number of special factors specific to this Demerger, in particular, the various influences on the HHG share price once it is listed. These factors and other general considerations affecting valuation are considered below.

9.9.2 AMP after the Demerger

Investor interest

AMP will continue to be listed in Australia and New Zealand, with strong Australian retail and institutional investor interest expected to continue after the Demerger. Offshore institutional interest from investors with an Asia-Pacific focus is likely to increase, as the Demerger will distance AMP from its UK businesses.

Broker analyst and media coverage of AMP is also likely to continue.

Control premium

The share price of AMP after the Demerger could be affected by the existence or absence of third party interest in acquiring control of AMP.

Index weighting

AMP is likely to be included in the ASX 50 Leaders Index, as well as being included in other key indices used by fund managers to benchmark their investment performance.

Australian institutions underweight

As at 31 July 2003, an analysis of AMP's share register suggests that Australian institutions, as a whole, are underweight in AMP. At that date they owned approximately 30% by value of AMP shares, which compares with their estimated 40% to 50% holding by value of the ASX 200 Index. They are likely to want to increase their weighting in AMP following the Demerger for a number of reasons, including the removal of the potential for further negative effects from AMP's UK life business, the removal of the uncertainty around the Demerger process and the potential takeover interest in AMP.

Market comparators

The market is likely to measure AMP's financial and operating performance against that of ASX listed comparable stocks, including AXA and the life insurance and wealth management operations of ANZ (ie. its joint venture controlled by ING), CBA, National and Westpac. An important difference between AMP's life insurance and wealth management business and these comparators is that it has a higher level of earnings from its mature business, which is essentially in run-off. The performance of AMP's funds management operations (ie. ACI) will be measured against that of its listed comparators, primarily Perpetual.

Earnings impact of the AMP Rights Offer

On the basis of the 2003 forecast pro forma profit after tax before goodwill amortisation for AMP after the Demerger (adjusted for the annual borrowing costs of the RPS), we do not expect the AMP Rights Offer to give rise to a significant dilution, if any, in earnings per share for that year. The actual impact on earnings will be dependent upon the price at which AMP shares are issued pursuant to the AMP Rights Offer.

9.9.3 HHG

Investor interest

Immediately after the Demerger, HHG will seek a primary listing on the London Stock Exchange, with a separate listing on the ASX (where CDIs rather than ordinary shares will be traded). As a UK based company, it is likely that over time interest will increase from UK investors and decrease from Australian investors.

Register transition

The initial trading value of HHG is likely to be influenced by "flowback", which involves the transition of HHG's current shareholders (largely Australian domiciled) to its "natural" shareholder base (likely to be largely UK domiciled). As part of the share register transition, undue selling by Australian domiciled shareholders could place pressure on HHG's share price, particularly in the short term. Important factors which could affect flowback include whether HHG is listed on the LSE, HHG's valuation, its ability to pay dividends and potential corporate interest. The extent of flowback could be mitigated by a number of factors, including HHG's Australian index weighting and some inertia on the part of retail shareholders in Australia.

Index weighting

HHG is likely to be included in the ASX 200 and ASX 300 Indices. On the basis of a primary listing in London, HHG's index weighting in Australia is expected to decline over time for a number of factors, including the expected reduction in the number of shares owned by Australian shareholders and a reduction in liquidity of HHG on the ASX. Index weighting in the UK is expected to begin in March 2004, when, subject to liquidity and other factors, HHG should be included in the FTSE 250 Index.

Market comparators

The market is likely to value HHG by reference to its listed UK based peer group. One of the key measures of comparison will be the dividend distribution. HHG's capacity to pay dividends is uncertain and this is likely to have a negative influence on the share price. The financial and operating performance of UK Life Services is most comparable to Britannic Assurance, given that both businesses are managing life funds in run-off. Comparisons with other listed UK life insurance companies are likely to be less useful. The financial and operating performance of HHG's funds management business will be compared with that of listed UK based competitors such as Aberdeen Asset Managers, Isis Asset Management, Schroders and Amvescap.

Relative to its peers, the value of the HHG funds management business is likely to be influenced by two specific factors. First, a significant part of its funds under management is sourced from UK Life Services.

As UK Life Services is closed to new business, such funds could be expected to decline over time. Second, its value may be discounted because of the substantial minority shareholding held by the Pearl shareholders' fund - dividends paid by Henderson to Pearl could potentially be trapped in Pearl as it would require FSA approval to pay these dividends to HHG.

Market-consistent embedded value

"Market-consistent embedded value" is a new actuarial valuation method which is gaining currency in the UK as a refinement to the traditional embedded value method of valuing life insurance companies. It attempts to calculate economic value more precisely by incorporating the cost of risk in a way that is more directly and specifically connected with the way financial markets price risk e.g. for the cost of mismatch risk and the cost of options and guarantees given to policyholders. The Consulting Actuary's Report in the Explanatory Memorandum contains a discussion of market-consistent embedded value, including a reconciliation to traditional embedded value.

Investors in the UK and other markets recognise the limitations in the traditional embedded value approach to valuing life companies with significant and complex risks or for those with closed books which tend to trade at a higher discount to their traditional embedded value. Over time, UK investors may adopt market-consistent embedded value in assessing the value of UK life insurers. At present, however, this method is not widely used and HHG will be one of the first life insurers to publish its market-consistent embedded value. The market consistent embedded value of HHG's UK Life Services division is likely to be seen as a better guide to the value of UK Life Services by investors.

Impact of regulatory changes in the UK

The major regulatory change in the UK is the move towards "realistic" assessment of a life insurer's regulatory capital requirements. The exact impact of "realistic" reporting is unknown since the rules are still being formulated by the FSA (Consultation Paper 195 was issued in August 2003). However, to the extent life insurers appear less well capitalised, "realistic" reporting could have an adverse effect on perception of the value of life assets such as those in HHG. The Consulting Actuary's realistic balance sheet assessment indicates that UK Life Services has little free capital after satisfying the risk capital margin, being the excess assets required to support the business in adverse conditions. As a result, the stock market is likely to apply a discount to the market-consistent embedded value of UK Life Services.

Provisions

HHG had provisions at 30 June 2003 of approximately $3 billion (£1.25 billion), mainly in the Pearl 90:10 life fund, to cover a number of possible future events, including pensions mis-selling, mortgage endowment costs and guaranteed annuity options. Investors will seek comfort as to the adequacy of these provisions.

AMP's 15% shareholding in HHG

AMP will hold 15% of HHG's ordinary share capital immediately following the Demerger and will be subject to certain restrictions with regard to selling this shareholding. However, this shareholding is likely to be seen as an overhang on HHG's share price, as AMP will not be regarded as a long-term shareholder in HHG.

External debt and future capital raising

HHG will have a £100 million convertible loan note facility which will be drawn down to £50 million at the time of the Demerger. HHG intends to conduct a capital raising to raise at least £100 million in equity by 30 June 2004 to repay the outstanding balance of the convertible loan note facility. This is likely to be a further overhang on HHG's share price until the convertible loan note facility is repaid.

Impact of UK GAAP

HHG is seeking to have its primary listing in the UK and as a result will report its future earnings according to UK GAAP. The change in the reporting framework will have an impact on the reported

earnings of HHG. UK GAAP tends to be more conservative in its recognition of profit, operating as it does against a "prudent" yardstick. It is likely that HHG's profits will be lower in the first few years following listing, particularly in relation to UK Life Services' profitability, than they would have been if reported under Australian GAAP.

9.10 RPS Preference Share Cancellation

The RPS Preference Shares were issued to the trustee of the RPS Reset Preference Share Trust to hold on trust for the RPS holders in the event that the RPS are exchanged into RPS Preference Shares. The RPS Preference Shares are unpaid, and whilst they remain unpaid, they do not have any economic interest in AMP nor any voting rights. Furthermore, they are not subject to, nor affected by, the Demerger proposal.

If the Demerger proceeds, AMP proposes to cause the redemption of all the RPS on issue. If the RPS are redeemed, there will no longer be any reason for the RPS Preference Shares to remain outstanding. In our view, the RPS Preference Share Cancellation is fair and reasonable for AMP shareholders as a whole since they will no longer have any purpose after redemption of the RPS.

10 IMPACT ON CREDITORS

10.1 Introduction

Under the Demerger proposal, a part of AMP's share capital will be cancelled so as to facilitate the transfer of direct ownership of HHG from AMP to its shareholders. The Board of AMP is required, for legal reasons, to form an opinion as to whether the capital cancellation (and, by implication, the Demerger) materially prejudices AMP's ability to pay its creditors. Separately, the Board has asked Rothschild for its views on the issue.

Although implementation of the Demerger will mean that the net assets and the earnings of HHG will no longer be available to AMP, we do not believe that this is materially prejudicial to AMP's ability to pay its creditors. Our reasoning is set out below.

10.2 AMP's balance sheet and earnings

Following the Demerger, AMP will continue to be a substantial Australian company by most measures. It is expected to be ranked within the top 50 Australian companies by market capitalisation and will have around $3.5 billion in shareholders' capital.

The key pro forma balance sheet and embedded value details as at 30 June 2003, as well as AMP's forecast earnings for the 12 months to 31 December 2003, are set out below:

	AMP pro forma after Demerger
Total assets	$64.3 billion
Corporate debt and Income Securities	$2.6 billion
Shareholders' capital	$3.4 billion
Traditional embedded value	$5.4 – 6.1 billion
Forecast earnings (12 months to 31 December 2003)	
- Operating margins	$410 – 448 million
- NPAT before interest and goodwill amortisation	$525 – 658 million

Source: AMP and Independent Accountant's Report.
Note: Embedded value is for AFS (excluding AMP Banking) and assumes 6-3% discount margins over long term Government bond rates.

A comparison of AMP's balance sheet before and after the Demerger is also set out in the table below.

	Before Demerger 30 June 2003	Pro forma after Demerger
Total assets	$141.2 billion	$64.3 billion
Corporate debt, RPS and Income Securities	$4.5 billion	$2.6 billion
Shareholders' capital	$7.0 billion	$3.4 billion

Source: AMP and Independent Accountant's Report.

A reconciliation of the two balance sheets is set out in the Independent Accountant's Report.

The corporate debt and Income Securities are guaranteed by AMP Group Holdings Limited, a direct subsidiary of AMP and the holding company for all of AMP's interests following the Demerger (other than AMP Banking).

The RPS are to be redeemed out of the proceeds of the AMP Rights Offer. If the AMP Rights Offer does not occur, AMP will explore other alternatives to redeem the RPS. If an alternative cannot be found, AMP may be required by APRA to convert the RPS into AMP ordinary shares.

10.3 HHG's earnings and dividends

Based on HHG's recent earnings and dividend history, the Demerger of HHG is unlikely to materially prejudice AMP's ability to pay its creditors since the offshore earnings contribution to AMP has been substantially negative and the dividends remitted have been relatively minor in the context of AMP's overall cash flow. For instance, over the 12 months to 31 December 2002 and the six months to 30 June 2003, HHG's actual profit after tax before borrowing costs was strongly negative, at -$483 million and -$2,414 million respectively, both largely due to significant asset writedowns. These losses more than offset HHG's actual profit after tax in the two prior years.

Moreover, no ordinary dividends have been paid by HHG to AMP in 2001, 2002 or in the six months to 30 June 2003. AMP has, however, received preference share dividends of £29 million and £24 million from HHG in 2001 and 2002. No preference share dividends were paid for the six months to 30 June 2003.

By contrast, AMP injected around $1.4 billion in additional capital into HHG in 2002. AMP will not be required to provide ongoing financial support for HHG following the Demerger.

10.4 Interest cover

Creditors of AMP are also expected to benefit from the fact that, following the Demerger, AMP will continue to have acceptable interest cover of 3.9 to 4.9 times on a pro forma basis.

	AMP pro forma after Demerger
Forecast earnings (12 months to 31 December 2003)	
- NPAT before interest and goodwill amortisation	$525 – 658 million
Pro forma interest costs after taxation (on assumed debt level of $2,627 million)	$135 million
Pro forma 2003 interest cover	**3.9 to 4.9 times**

Source: AMP; Rothschild analysis.

10.5 Gearing

AMP will have an acceptable pro forma gearing ratio of around 44% following the Demerger. Gearing is defined here as corporate debt (including subordinated debt and the Income Securities) divided by total capital (which includes ordinary equity as enlarged by the AMP Rights Offer and corporate debt). This definition of gearing is used by AMP and is consistent with Standard & Poor's guidelines and, together with other measures, is used in assessing balance sheet strength (see the section below on Credit Ratings).

	AMP pro forma after Demerger
Corporate debt and Income Securities	$2,627 million
Total capital	$6,027 million
Gearing	**43.6%**

Source: AMP.

10.6 Available standby facilities

As at 30 June 2003, AMP Group Holdings Limited had £450 million of standby facilities which will be renegotiated and restructured as part of the Demerger. These facilities were undrawn as at 30 September

2003. AMP expects the magnitude of these facilities to be reduced significantly to reflect the reduced requirement for the AMP group.

10.7 Cash resources and potential for further debt reduction

Following the Demerger, AMP expects it will have available cash resources in excess of $200 million to support creditors. In addition, external corporate debt may be reduced in late 2003 or in 2004 as AMP is currently reviewing options to realise value from Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI). A further reduction in AMP's external corporate debt could be achieved from the potential sale of AMP's 15% shareholding in HHG after the expiry of the escrow period.

If completed, the proceeds from both of these sales would be likely to reduce external corporate debt from around $2.6 billion to below $2 billion, further strengthening the company's credit standing.

10.8 Credit ratings

According to Standard & Poor's general ratings guidelines, an insurance company with a BBB rating is expected to have a fixed charge cover (which is broadly equivalent to interest cover as set out above) of between 3 to 5 times, and a gearing ratio of between 35% to 45%. Whilst the company would appear to meet these broad criteria based on pro forma financials as at 30 June 2003 it is important to note that Standard & Poor's has not conducted a ratings evaluation of AMP since the Demerger proposal was announced. Whilst AMP may meet Standard & Poor's guidelines for a particular credit rating, its actual rating will depend upon a comprehensive review of AMP's overall financial position and outlook.

Based on these general rating guidelines, AMP continues to target to maintain its existing investment grade credit rating after the Demerger.

10.9 APRA's position

In its assessment of the Demerger, APRA is primarily concerned with protecting the position of AMP's policyholders and deposit holders. As part of this assessment APRA considers the financial viability of AMP following the Demerger. APRA has given its approval in principle for the Demerger. Specifically, APRA has consented to the capital structure proposed by AMP in respect of AMP after the Demerger. However, as part of APRA's approval for the Demerger, it requires AMP to manage its level of gearing and reduce it over a period of time to a level which is acceptable to APRA.

10.10 Effect of Demerger on debt facilities

AMP believes that the proposed Demerger and associated restructurings will not trigger events of default under its various external corporate debt facilities. Additionally, AMP does not believe that there are any special terms in these debt facilities which will place AMP in a more onerous position (for example, through a higher rate of interest being payable) as a result of the Demerger.

10.11 Spread on AMP bonds

The spread on outstanding AMP bonds over the equivalent risk free rate fluctuates in line with bondholders' assessment of the credit risk involved in holding those bonds. The spread on these bonds has narrowed since the announcement of the Demerger in May, which indicates that the assessed risk is now lower than it was previously. This lends support to the view that the Demerger is not materially prejudicial to AMP's ability to pay its creditors.

10.12 AMP's future capital requirements

We have been advised that AMP does not require a significant amount of additional capital in the short term to fulfil its current strategic plan (other than that raised as part of the Demerger).

We note that AMP may be required to acquire up to £100 million in HHG convertible loan notes in mid 2004. If this occurs, APRA may require AMP to conduct an equity capital raising subject to AMP's financial resources at that time.

10.13 AMP Banking

The deposits placed with, and debt funding provided to, AMP Banking are not guaranteed by AMP. Accordingly, the credit status of such depositors and debt financiers will remain unchanged by the Demerger.

10.14 Obligations to policyholders

AMP believes that policyholders in its life funds are not creditors of AMP merely by virtue of the entitlements under their policies. Accordingly, we have not been asked to assess the ability of AMP's life funds to meet their obligations to policyholders.

10.15 Important notice

Rothschild makes no express or implied warranty on the potential recoverability of any of the AMP group's existing debts. Current and future creditors should make their own assessment of the financial position of AMP.

11 ADJUSTMENT TO OPTIONS

11.1 Introduction

AMP has in the past granted options over AMP shares to its executives and employees under the Executive Option Plan ("Executive Plan") and the Employee Option Plan ("Employee Plan"). Option plans are typically provided to incentivise the management and employees of a company by aligning their interests with shareholders through providing direct participation in the benefits of future company performance. It is intended that AMP staff be incentivised under the two option plans by reference to the performance of AMP shares after the Demerger.

AMP staff

Under the Demerger proposal, a part of AMP's capital will be cancelled to facilitate the transfer of direct ownership of HHG from AMP to its shareholders. This will consequently reduce the asset base of AMP, and, as a result, reduce the value of the various options granted under the two option plans. AMP intends to reduce the exercise prices of these options by adopting a methodology (the "Adjustment Methodology") which is intended to ensure that the Demerger does not unfairly disadvantage optionholders, whilst putting them in no better position than they would have been if the Demerger did not occur.

HHG staff

AMP intends to exercise its discretion to permit employees of HHG after the Demerger to continue to hold all or a part of their options over shares in AMP. The exercise prices of these options will be adjusted in the same way as for AMP staff.

ASX requirement for independent expert report

The ASX has asked AMP to commission an independent expert's report on the effect of the proposed adjustment on the exercise price of options over AMP shares, and whether the Adjustment Methodology is fair and reasonable to AMP ordinary shareholders.

Set out below is our analysis of the effect of the proposed adjustment and our opinion as to whether the Adjustment Methodology is fair and reasonable to AMP ordinary shareholders. It should be noted that the exercise price of the options will also be reduced as a consequence of the AMP Rights Offer but we have not been requested to give our opinion on this since the basis for the reduction is required by the rules of the Plans and is permitted by the ASX Listing Rules.

11.2 Description of options

As at 30 June 2003, AMP had around 22 million options granted to 5,687 current and former employees under its Executive Plan and its Employee Plan (together the "Plans"). We have been advised that no further options over AMP shares have subsequently been granted.

Generally, each option under the Plans gives the optionholder the right to be issued one fully paid AMP ordinary share upon payment of the relevant exercise price during certain defined periods. All options under the Plans are currently out of the money, with exercise prices ranging from $14.28 to $20.46 and with maturity dates up to February 2012.

Around 75% of the 12.6 million options under the Executive Plan are subject to performance hurdles which are required to be met before they may be exercised. The performance hurdles relate to AMP's total shareholder return over a three to five year performance period when compared to the performance of the top 50 companies by market capitalisation in the S&P/ ASX All Industrials index. None of the 7.9 million options under the Employee Plan is subject to performance hurdles.

Details of the options as at 30 June 2003 are set out below; further information on the options are also set out in the Explanatory Memorandum.

Grant Date	No. of Options	Exercise Period Start	Exercise Period End	Exercise Price	Performance Hurdle
Executive Options					
26/06/1999	2,361,853	26/06/2002	25/06/2009	$16.13	YES
28/08/1999	167,944	26/06/2002	25/06/2009	$15.80	YES
30/10/1999	247,000	30/10/2002	29/10/2009	$15.47	YES
18/12/1999	40,000	18/12/2002	17/12/2009	$16.10	YES
01/01/2000	90,000	01/01/2003	31/12/2009	$16.77	YES
22/01/2000	335,000	22/01/2003	21/01/2010	$16.13	YES
19/02/2000	30,000	19/02/2003	18/02/2010	$14.33	YES
30/06/2000	4,958,416	30/06/2003	29/06/2010	$16.41	YES
26/08/2000	235,000	26/08/2003	25/08/2010	$17.94	YES
28/10/2000	200,000	28/10/2003	27/10/2010	$17.37	YES
09/12/2000	110,000	09/12/2003	08/12/2010	$19.03	YES
27/02/2001	110,000	27/02/2004	26/02/2011	$19.29	YES
21/03/2001	43,308	21/03/2004	20/03/2011	$19.77	YES
19/05/2001	20,000	19/05/2004	18/05/2011	$19.29	YES
21/07/2001	4,454,180	21/07/2004	20/07/2011	$20.46	YES
15/12/2001	60,000	15/12/2004	14/12/2011	$18.26	YES
23/03/2002	100,000	23/03/2005	22/03/2012	$19.44	YES
30/11/2002	100,000	30/11/2002	29/11/2003	$14.28	NO
31/12/2002	35,000	31/12/2002	30/12/2003	$16.13	NO
31/12/2002	50,000	31/12/2002	30/12/2003	$16.49	NO
	13,747,701				
Employee Options					
26/06/1999	1,743,274	26/06/2002	25/06/2009	$16.13	NO
28/08/1999	75,235	26/06/2002	25/06/2009	$15.80	NO
01/01/2000	1,486,841	01/01/2003	31/12/2009	$16.77	NO
30/06/2000	3,294,917	30/06/2003	29/06/2010	$16.41	NO
28/10/2000	51,406	28/10/2003	27/10/2010	$17.37	NO
09/12/2000	10,000	09/12/2003	08/12/2010	$19.03	NO
21/07/2001	1,784,864	21/07/2004	20/07/2011	$20.46	NO
25/08/2001	9,000	25/08/2004	24/08/2011	$19.57	NO
15/12/2001	30,000	15/12/2004	14/12/2011	$18.26	NO
	8,485,537				
Total	**22,233,238**				

Source: AMP.

11.3 Effect of the Demerger on the options

The AMP share price is an important determinant in the value of the options. If the AMP share price falls following the Demerger, as it is expected to do as a result of the transfer of HHG from AMP to AMP shareholders, the value of the options will also fall. The magnitude of the fall in the value of the options under the Plans is to be calculated by reference to the share price of AMP and HHG once they are listed as separate entities.

11.4 The Adjustment Methodology and its effect

AMP proposes to compensate optionholders for the loss of value of their options caused by the Demerger. The compensation is to be effected by a reduction in the exercise price of the options and is to be calculated as follows:

- the Black-Scholes option pricing model will be used to determine the value of the options both before and after the Demerger;
- to determine the value of the options before the Demerger, AMP intends to adopt the following assumptions for each tranche of options:
  - the term will remain unchanged;
  - the dividend yield will be based on the dividends paid in the 12 months prior to the last day on which AMP shares trade with an entitlement to HHG shares ("Cum Entitlement Date");
  - the risk free rate of interest will be the closest Australian government bond rate on the Cum Entitlement Date corresponding to the remaining term;
  - the volatility will be based on the average of the mid-point of the implied volatilities for options over AMP shares with terms closest to the term of the relevant option; and
  - the share price will be calculated using the aggregate of the volume weighted average prices ("VWAP") of AMP and HHG for the five business days following the Demerger; and
- the value of the options after the Demerger will be similarly calculated using all the same inputs, except that it will only use the VWAP of the AMP share price for the five business days following the Demerger which will no longer include the value of HHG.

The rationale for the Adjustment Methodology is that the value of an option both before and after the Demerger should remain unchanged.

By way of example, the value of an option with an exercise price of $16.41 and an expiry date of 29 June 2010 could be worth $0.74 in advance of the Demerger. Following the Demerger, that option might be worth around $0.32, reflecting the expected fall in value of the AMP shares. To compensate optionholders for the fall in value of their options, the exercise price of that option would be reduced to around $9.00, thereby preserving the theoretical value of the option. These numbers are illustrative only – the actual values of the options will depend upon the assumptions used after the Demerger.

The valuation of options is a complex exercise. Further details on the mechanics of the Adjustment Methodology are set out in the Explanatory Memorandum.

11.5 Rationale for the Adjustment Methodology

In our view, the methodology of the Adjustment Methodology does not confer a material incremental benefit to optionholders to the detriment of AMP shareholders, for the reasons set out below.

No change to value of options

The Adjustment Methodology is not intended to change the value of options to optionholders. The Adjustment Methodology only alters the exercise price as compensation for the loss of value represented by the transfer of HHG to AMP shareholders, with all other terms and conditions under the Plans remaining unchanged, including the outstanding performance hurdles required to be met.

Reduction of risks under employment laws

AMP believes that if there was no change to the options granted under the Plans, there is a material and unacceptable risk of claims being brought by AMP employees against AMP, for example under the unfair contracts provisions of the Industrial Relations Act. A reduction in litigation risks, particularly from a large number of AMP executives and employees, would benefit shareholders.

Other alternatives to the Adjustment Methodology

The majority of recent Australian demergers have incorporated a restructuring of options which is designed to have the effect of preserving the economic entitlements of optionholders after the demerger has been implemented. Precedent demergers have adopted different methodologies to restructure their options. The principal alternatives to the Adjustment Methodology proposed by AMP are:

- the payment of a cash amount to the optionholders as compensation for the reduction in the value of the options – this would, however, provide the optionholders with an immediate benefit which would be payable whether or not the performance hurdles are satisfied or whether the options are "in the money";
- the granting of additional options to the optionholders – this would, however, increase the dilution effect on AMP ordinary shareholders;
- the granting of options over HHG shares to AMP employees – this would, however, give rise to a misalignment of incentives; and
- a simple reduction in the exercise price of the options by the equivalent value of HHG shares that AMP shareholders receive – this would not take into account the "option value" itself of the HHG business.

In our opinion, the Adjustment Methodology proposed by AMP for the option exercise prices is fair and reasonable to AMP ordinary shareholders.

11.6 Important notice

Rothschild makes no express or implied opinion on the effect of the Adjustment, or its fairness or equity, for any optionholder. AMP optionholders should make their own assessment of the proposed Adjustment.

12 CONCLUSIONS

- We have concluded that the Demerger is the strategic option most likely to deliver maximum value to AMP shareholders over time, based on our assessment of the benefits, costs, disadvantages and risks inherent in the Demerger. This conclusion is predicated on the basis that as at the date of this report no offer has been made to acquire HHG (in whole or in part) on terms which can be considered preferable to the Demerger proposal. In the event that such an offer is made, Rothschild reserves the right to reconsider its opinion.

- Subject to this, it is our opinion that the proposed Demerger is in the best interests of AMP shareholders as a whole.

- It is our opinion that the ordinary share capital cancellation is fair and reasonable to AMP shareholders as a whole.

- It is our opinion that the share capital cancellation does not materially prejudice AMP's ability to pay its creditors.

- In relation to the proposed adjustments to the exercise price of the options issued under AMP's executive and employee option plans, it is our opinion that the methodology of the adjustment is fair and reasonable to AMP ordinary shareholders.

- It is our opinion that the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole.

APPENDICES

1. Qualifications

N M Rothschild & Sons (Australia) Limited, the holder of Investment Adviser's Licence number 10844 issued by the Australian Securities and Investments Commission, is a member of the Rothschild group, an independent global investment bank with a presence in 27 countries employing around 700 corporate finance professionals. The preparation of this report has drawn on the expertise and experience of senior bankers from both Australia and the United Kingdom. The individuals principally responsible for the preparation of this report were Tony Ferguson MBA BEng (Hons) BSc, Tony Stuart BSc (Hons) ACA, Jonathan Eddis MA (Hons) ACA, Danny Huang LLB (Hons) BEc (Hons) ASIA, John Paul McGrath MA (Cantab), Martin Nosek BCom BEc ASIA, James Ankers BA (Hons) ACA and Renato Mota BCom (Hons) BBus (EcoFin). Each of the above is an authorised representative of the Rothschild group in their respective jurisdictions.

Rothschild believes that the experience of its representatives qualifies it to provide the independent expert's report sought by AMP.

2. Declarations

This report has been prepared by Rothschild with care and diligence and the statements and opinions contained in the report are given in good faith and in the belief, on reasonable grounds, that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Rothschild, its related bodies corporate or any of their respective directors, officers, employees or consultants for errors or omissions however arising in the preparation of this report, although this does not absolve Rothschild from liability arising from an opinion expressed recklessly or in bad faith.

During the course of the engagement, Rothschild provided draft copies of this report to the AMP Board and management for their comments as to the factual accuracy of the report, as opposed to the opinions contained in the report which are the responsibility of Rothschild. Changes made to this report as a result of AMP's review have not changed the opinions reached by Rothschild.

It is not intended that this report be relied upon for any purpose other than as an expression of Rothschild's opinion as to whether the Demerger is in the best interests of AMP shareholders, whether the Capital Adjustment is fair and reasonable to AMP shareholders as a whole, whether the Capital Adjustment will materially prejudice AMP's ability to pay its creditors, whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole and whether the Options Adjustment is fair and reasonable to AMP shareholders. Rothschild expressly disclaims any liability to any AMP shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

While this report contains an opinion as to whether the Demerger will materially prejudice AMP's ability to pay its creditors, Rothschild makes no representation or warranty as to the potential recoverability of existing or contingent debts owed by AMP to its creditors as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial position of individual companies in the group with whom they conduct business.

Rothschild has had no involvement in the formulation of the Demerger proposal, the RPS Preference Share Cancellation proposal, the Options Adjustment proposal or the preparation of the Explanatory Memorandum and has not verified any of the contents of the Explanatory Memorandum. Rothschild does not accept any responsibility for the contents of the Explanatory Memorandum other than this report.

In preparing this report, Rothschild has conducted its work in accordance with the guidelines and practices for the preparation of independent expert's reports in Australia. This report has not been prepared in

accordance with guidelines or standards which may be applicable for reports of this nature in the United Kingdom or any other jurisdiction. Accordingly, this report should not be relied on as if it had been prepared in accordance with guidelines and standards applicable in the United Kingdom or any other jurisdiction.

3. Interests

The Investment Banking division of Rothschild has prepared this report with the assistance of personnel in the Investment Banking division of its UK affiliate. Neither of these divisions has had any commercial dealings with AMP over the last two years.

Rothschild and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with AMP except that:

- AMP Henderson currently has a $10 million participation in a $40 million mezzanine facility provided by Rothschild to DCA Agedcare Group;
- AMP Global Investors Limited as responsible entity for the AMP Structured High Yield Fund acquired in May 2003 from Rothschild and another party (arranged by Rothschild) a $30 million participation in a Letter of Credit facility provided to a wholly owned subsidiary of Abigroup Limited. Rothschild has an on-going role in relation to AMP's participation in that transaction as Debenture Manager and Security Agent;
- Rothschild is acting as financial adviser to the Principal Hotel Group in relation to the restructuring of the REIL Hotel bonds issue in which AMP Life Limited is the sole bondholder;
- Rothschild has entered into a conditional agreement to sell an interest in one of its subsidiaries, Arrow Systems Pty Ltd, to the Infrastructure Equity Fund, a fund managed by AMP Henderson, for an undisclosed sum;
- Rothschild acquired in July 2002 and continues to hold as part of its ordinary money market activities, bonds issued by AMP Bank Limited with a face value of $10 million and a 5.5% coupon, with a maturity of April 2004. Rothschild has over the last two years acquired and sold an AMP bond with a face value of $5 million (as part of ordinary business activities, Rothschild purchases short dated paper issued by AMP Bank);
- Rothschild Australia Asset Management Limited ("RAAM"), now known as Sagitta Wealth Management Limited, may have in the last two years acquired or dealt in securities of the AMP group or entities managed or controlled by them. The Rothschild Group disposed of its interests in RAAM in June 2002 to the Westpac Banking Group;
- Rothschild has issued negotiable certificates of deposit, which may now or have in the past been held by the AMP group or entities managed or controlled by them;
- a UK based associate of Rothschild has a €2 million equity investment and €2 million senior note investment in Melchior CDO SA, a special purpose vehicle managed by Henderson Global Investors Limited;
- a UK based associate of Rothschild acted as financial adviser and arranger to a bond issue by Sea Containers in which AMP Henderson was a bond holder. The bonds have now been redeemed;
- a Channel Island based associate of Rothschild has over 1998 to 2002 made loan facilities available to private clients of Towry Law Asia HK Limited, a subsidiary of the AMP group. No new loan facilities have been made available since June 2002;
- a US based associate of Rothschild manages certain funds for AMP Henderson Global Investors Limited; and
- a number of executives of Rothschild or their associates hold shares in AMP.

Rothschild does not believe that the above and/or these security holdings could reasonably be viewed as capable of affecting Rothschild's ability to provide an independent opinion in relation to the Demerger, the RPS Preference Share Cancellation or the Options Adjustment.

Rothschild is entitled to receive a fixed fee of $2.0 million (plus the reimbursement of out of pocket expenses) for the preparation of this report. This fee is not contingent on the outcome of the Demerger or the RPS Preference Share Cancellation or the Options Adjustment and Rothschild will not receive any other benefit from the preparation of this report.

4. Consent

Rothschild consents to the issue of this report by AMP in the form and context in which it is to be included in the Explanatory Memorandum to be sent to AMP shareholders.

Neither the whole nor any part of this report nor any reference to it may be included in or with or attached to any document, circular, resolution, letter or statement without the prior written consent of Rothschild to the form and context in which it appears.

5. Responsibility

Rothschild has prepared this report on the basis of information available as at the date of this report. Rothschild has considered and relied upon information provided by AMP (in particular, Rothschild has relied upon the reports prepared by other experts commissioned by AMP for inclusion in the Explanatory Memorandum). AMP Services Limited, a wholly-owned subsidiary of AMP, has warranted to Rothschild in writing that the information provided was complete, accurate and not misleading by omission or otherwise. Rothschild has no reason to believe that any material facts have been withheld. Rothschild has not attempted to independently verify the completeness, accuracy or fair presentation of any of the information provided to it, but has no reason to believe that any of the information provided to it is not complete, accurate or fairly presented.

The information provided to Rothschild included forecasts, forward looking statements and projections prepared by the management of AMP. These are based upon assumptions about events and conditions which have not yet transpired. As such, Rothschild cannot provide assurance, and does not warrant, that the estimates will be representative of the results actually achieved during the forecast period. Forecasts by their nature involve assessments of uncertain future events. Actual future performance may be significantly more or less favourable than the forecasts.

In preparing this report and forming the opinions in this report, Rothschild has assumed that:

- the information set out in the Explanatory Memorandum is complete, accurate and fairly presented in all material respects;
- the legal agreements required to give effect to the Demerger will be implemented in accordance with their terms; and
- the legal mechanics to give effect to the Demerger, the RPS Preference Share Cancellation and the Options Adjustment are appropriate and will be effective.

6. Indemnity

AMP Group Holdings Limited ("AMP Group Holdings"), a wholly-owned subsidiary of AMP, has, to the maximum extent permitted by law, indemnified Rothschild, its related bodies corporate and their respective directors, officers, employees and consultants (each an "Indemnified Party") in respect of any claim, action, damage, loss, liability, cost, charge, expense, outgoing or payment ("Loss") however arising made or brought against or paid, suffered or incurred by an Indemnified Party as a result of or in connection with (directly or indirectly) the preparation and issue of this report. This indemnity will not apply to the extent that any such Loss is held by a court, with all appeals exhausted, to be caused by the negligence, fraud or wilful misconduct of any Indemnified Party or by the breach of the terms of Rothschild's engagement by AMP.

AMP Group Holdings has also agreed to indemnify Rothschild for time spent by any Indemnified Party and reasonable legal costs and other out-of-pocket expenses incurred by any Indemnified Party, as a result of or in connection with the preparation and issue of this report, in relation to any inquiry or proceeding initiated by any person. Where, in respect of such an inquiry or proceeding, an Indemnified Party is found by a court, with all appeals exhausted, to have been negligent, to have engaged in wilful misconduct or to have been in breach of the terms of Rothschild's engagement by AMP, then Rothschild must reimburse to AMP Group Holdings that proportion of the fees, costs and expenses paid by AMP Group Holdings as is attributable to such negligence, wilful misconduct or breach.

13 Independent Accountant's report

13.1 Independent Accountant's Report on Reviewed Pro Forma Historical Financial Information

13.2 AMP Pro-forma Special Purpose Financial Report

13.3 HHG Pro-forma Special Purpose Financial Report

13.4 Independent Accountant's Report on Forecast Financial Information

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

16 October 2003

The Directors
AMP Limited
33 Alfred Street
SYDNEY NSW 2000

Dear Directors

Independent Accountant's Report on Reviewed Pro-Forma Historical Financial Information

We have prepared this Independent Accountant's Report ("Report") on historical financial information for inclusion in an Explanatory Memorandum to be dated on or about 16 October 2003 (the "Explanatory Memorandum") relating to the Demerger of HHG plc ("HHG") from AMP Limited (together the "Demerged Businesses"). Following the Demerger both companies will be separately listed on the Australian Stock Exchange.

The pro-forma historical financial information has been prepared on the assumption that the Demerger proceeds. The pro-forma financial information does not purport to present the financial position and reported results of the Demerged Businesses had they operated as stand-alone businesses during the period under review. Further, the financial position and results of operations of the AMP Limited group may be significantly different to those presented if the Demerger does not proceed.

Expressions defined in the Explanatory Memorandum have the same meaning in this Report.

Scope

You have requested Ernst & Young to prepare a report, for inclusion in the Explanatory Memorandum, on the following financial information:

(a) the pro-forma consolidated statements of financial performance of the Demerged Businesses for the years ended 31 December 2000, 2001 and 2002 and the six months ended 30 June 2003;

(b) the pro-forma consolidated statements of financial position of the Demerged Businesses as at 30 June 2003;

(c) the pro-forma consolidated statements of cash flows of the Demerged Businesses for the year ended 31 December 2002 and the six months ended 30 June 2003; and

(d) accompanying pro-forma information, including 30 June 2003 capital adequacy and free asset ratios of the disclosed AMP Australian and UK life companies respectively.

(together the "Pro-forma Historical Financial Information"). The Pro-forma Historical Financial Information relating to AMP is included in section 13.2. The Pro-forma Historical Financial Information relating to HHG is included in section 13.3. The Directors of AMP Limited ("AMP") are responsible for the preparation of the Pro-forma Historical Financial Information. This Report does not extend to pro-forma historical financial information other than that contained in sections 13.2 and 13.3 of the Explanatory Memorandum.

The pro-forma consolidated statements of financial performance have been prepared to the level of net profit after income tax before corporate borrowing costs. The pro-forma consolidated statements of financial performance exclude the impact of the existing capital structure (reflected in borrowing costs), which is not considered relevant given anticipated changes in debt and equity structures as a result of the Demerger.

Similarly, the pro-forma consolidated statements of cash flows are presented for operating and investing activities only and do not include cash inflows or outflows relating to financing activities or borrowing costs.

The Pro-forma Historical Financial Information does not purport to present the results of operations and cashflows of the Demerged Businesses had they operated on a stand-alone basis during the periods indicated, or to project results of operations or cashflows for any future period.

Ernst & Young

If the Demerger proceeds the financial statements for HHG are likely to be prepared under UK GAAP rather than Australian GAAP as contained in section 13.3 of the Explanatory Memorandum. Differences between the two bases of accounting are outlined in section 7.6 of the Explanatory Memorandum.

The Pro-forma Historical Financial Information has been adjusted to reflect certain one-off transactions and the internal restructure required to give effect to the Demerger (the "Pro-forma Adjustments"). In particular the pro-forma consolidated statements of financial performance and statements of cash flows have been adjusted to reflect:

- the exclusion of results of discontinued operations and disposed businesses;
- the exclusion of one-off transactions including non-recurring gains and losses; and
- the internal restructure required to separate the activities of the Demerged Businesses.

The pro-forma consolidated statements of financial position have been adjusted to give effect to:

- the internal restructure required to separate the activities of the Demerged Businesses;
- the redemption of the Reset Preferred Securities from the proceeds of the AMP Rights Offer; and
- anticipated costs to be incurred in relation to the Demerger.

The Pro-forma Adjustments are detailed in note 2 to the pro-forma financial information contained in sections 13.2 and 13.3 of the Explanatory Memorandum.

Review of Pro-forma Historical Financial Information

The Directors of AMP Limited are responsible for the preparation of the Pro-forma Historical Financial Information, including determination of the Pro-forma Adjustments.

The Pro-forma Historical Financial Information relating to the years ended 31 December 2000, 2001, 2002 and the six months ended 30 June 2003 has been extracted from the audited financial statements of AMP, which were previously audited by Ernst & Young. We issued unqualified audit opinions in respect of the historical financial information.

We have performed a review of the Pro-forma Historical Financial Information in order to state whether on the basis of the procedures described, anything has come to our attention that would indicate that the pro-forma consolidated statements of financial performance, cash flows and financial position, as set out in sections 13.2 and 13.3, are not presented fairly in accordance with the recognition and measurement requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements to the extent to which they are relevant to the information presented.

We have conducted our review of the Pro-forma Historical Financial Information in accordance with the Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports".

We conducted our review of the pro-forma consolidated statements of financial performance, pro-forma consolidated statements of financial position and pro-forma consolidated statements of cash flows by completing such inquiries and performed such procedures as we, in our professional judgment, considered reasonable in the circumstances including:

- analytical procedures on the audited financial performance of the Demerged Businesses for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the reasonableness of the pro-forma adjustments used to compile the pro-forma consolidated statements of financial performance, the pro-forma consolidated statements of cash flows and the pro-forma consolidated statements of financial position of the Demerged Businesses;
- a review of the adjustments made to the Pro-forma Historical Financial Information;
- a comparison of consistency in application of the recognition and measurement principles in applicable Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Demerged Businesses disclosed in note 1 of sections 13.2 and 13.3; and
- inquiry of Directors, management and others.

We conducted our review of the capital adequacy of the statutory funds of AMP Life Limited by completing such inquiries and performing such procedures as we, in our professional judgment, considered reasonable in the circumstances. This included the utilisation of our Australian actuarial professionals to review the following against the requirements of Actuarial Standard AS3.03:

- the appropriateness of the methodology employed in determining the capital adequacy requirements;
- the reasonableness of the assumptions used to determine the capital adequacy requirements; and
- the reasonableness of the results produced.

We conducted our review of the free asset ratios of Pearl Assurance plc, London Life Limited, NPI Limited and National Provident Life Limited by completing such inquiries and performing such procedures as we, in our professional judgment, considered reasonable in the circumstances. This included the utilisation of our UK actuarial professionals to consider whether:

- the methodology and assumptions used to calculate the mathematical reserves and required minimum margin are consistent with the requirements of the Interim Prudential Sourcebook and with professional guidance;
- the mathematical reserves and the required minimum margin have been calculated accurately using the stated methodology and assumptions;
- the admissible asset values have been calculated in accordance with the requirements of the Interim Prudential Sourcebook; and
- the current assets and liabilities have been properly stated in accordance with the Interim Prudential Sourcebook.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement on Pro-Forma Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the financial information set out in sections 13.2 and 13.3, does not present fairly:

- the pro-forma financial statements, comprising:

    a) the pro-forma consolidated statements of financial performance of the Demerged Businesses for the years ended 31 December 2000, 2001 and 2002 and for the six months ended 30 June 2003;

    b) the pro-forma consolidated statements of financial position of the Demerged Businesses as at 30 June 2003; and

    c) the pro-forma consolidated statements of cash flows for the year ended 31 December 2002 and the six months ended 30 June 2003,

    in accordance with the Pro-forma Adjustments and the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia;

- the capital adequacy requirements of the statutory funds of AMP Life Limited as at 30 June 2003, in accordance with Actuarial Standard AS3.03 issued by the LIASB (noting that AS3.03 sets a minimum level of requirement); and
- the free asset ratios of Pearl Assurance plc, London Life Limited, NPI Limited and National Provident Life Limited as at 30 June 2003, which are based on asset, liability and required minimum margin values prepared in accordance with the requirements of the Interim Prudential Sourcebook and with professional guidance.

ERNST & YOUNG

Subsequent Events

Apart from the matters dealt with in this Report and elsewhere in the Explanatory Memorandum, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Demerged Businesses have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

Ernst & Young does not have any interest in the outcome of the Demerger other than in the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received. Ernst & Young Transaction Advisory Services has prepared an Independent Accountant's Report on Forecast Financial Information. Ernst & Young also acts as the statutory auditor of AMP Limited.

Yours faithfully

Ernst & Young

Ernst & Young

Section 13.2

AMP

Pro-forma Special Purpose Financial Report

AMP

PRO-FORMA SPECIAL PURPOSE FINANCIAL REPORT

AMP

PRO-FORMA STATEMENT OF FINANCIAL PERFORMANCE

		Consolidated			
		12 months ended 31 December			6 months ended 30 June
	Note	2000 $m	2001 $m	2002 $m	2003 $m
Revenues and expenses of policyholders, shareholders and other equity interests					
Premium and related revenue	4	1,817	1,486	1,182	479
Fee and other revenue	4	603	843	634	255
Investment gains (losses)	4	5,076	2,910	(1,104)	1,455
Claims and related expenses	5	(2,829)	(2,114)	(1,513)	(608)
Movement in life insurance policy liabilities		(1,588)	(280)	3,038	(318)
Operating expenses	5	(1,839)	(1,974)	(1,891)	(684)
Operational borrowing costs		(230)	(185)	(150)	(137)
Profit from ordinary activities before income tax and corporate borrowing costs		1,010	686	196	442
Income tax (expense) credit		(201)	(58)	173	(170)
Net profit from ordinary activities after income tax before corporate borrowing costs		809	628	369	272
Remove net profit or loss from ordinary activities after income tax before corporate borrowing costs not attributable to shareholders					
Outside equity interests in controlled entities		(81)	(63)	(8)	18
Net profit after income tax before corporate borrowing costs attributable to shareholders of AMP Limited		**728**	**565**	**361**	**290**

AMP

PRO-FORMA STATEMENT OF FINANCIAL POSITION

	Note	Consolidated As at 30 June 2003 $m
Assets		
Cash at bank and on deposit		1,016
Receivables	7	2,732
Equity securities	8	23,270
Investment in HHG	8	480
Debt securities	8	24,731
Property	8	9,664
Other investments	8	695
Operating assets	9	116
Deferred tax assets	6	325
Other assets	10	464
Intangible assets	11	565
Excess of market value over net assets of controlled entities	12	288
Total assets of policyholders, shareholders and other equity interests		**64,346**
Liabilities		
Payables	13	2,174
Current tax liabilities		236
Unearned premiums		56
Outstanding claims	21	2,126
Provisions	14	562
Deferred tax liabilities		540
Borrowings	15	4,519
Life insurance policy liabilities	20	46,400
Subordinated debt	16	1,845
Total liabilities of policyholders, shareholders and other equity interests		**58,458**
Net assets of policyholders, shareholders and other equity interests		**5,888**
Equity attributable to shareholders		
Contributed equity	17	5,373
Capital reserve	18	510
Foreign currency translation reserve	18	(8)
Shareholders' retained profits	18	(8)
Capital loss reserve	18	(2,467)
Total equity attributable to shareholders		**3,400**
Other equity		
Outside equity interests in controlled entities	19	2,488
Total other equity		**2,488**
Total equity of policyholders, shareholders and other equity interests		**5,888**

AMP

PRO-FORMA STATEMENT OF CASH FLOWS

	Note	Consolidated 12 months ended 31 December 2002 $m	 6 months ended 30 June 2003 $m
Cash flows from operating activities before corporate borrowing costs			
Cash receipts in the course of operations		11,379	4,602
Interest and other items of a similar nature received		1,560	854
Dividends received		172	172
Cash payments in the course of operations		(12,794)	(5,411)
Operational borrowing costs		(331)	(217)
Income tax paid		(83)	(84)
	22	**(97)**	**(84)**
Cash flows from shareholder and policyholder investing activities			
Proceeds from sale of properties		897	836
Proceeds from sale of equities		10,013	3,315
Proceeds from sale of units in unit trusts		3,221	5,240
Proceeds from sale of interest-bearing securities		69,844	42,482
Proceeds from repayment of loans		3,250	1,370
Proceeds from sale of other investments		910	(107)
Payments to acquire properties		(479)	(669)
Payments to acquire equities		(8,786)	(2,660)
Payments to acquire units in unit trusts		(6,500)	(5,263)
Payments to acquire interest-bearing securities		(66,442)	(42,184)
Loans granted		(5,128)	(781)
Payments to acquire other investments		(733)	(58)
		67	**1,521**
Cash flows from operating activities before corporate borrowing costs and shareholder and policyholder investing activities		**(30)**	**1,437**
Cash flows from corporate investing activities			
Payments to acquire controlled entities (net of cash acquired)		317	11
Payments to acquire other controlled and associated entities (net of cash acquired)		(195)	(3)
Cash flows from (used in) corporate investing activities		**122**	**8**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

AMP announced on 1 May its intention to demerge along geographic lines, splitting the Group into two new entities. Following the demerger, AMP will continue to operate and be listed on the ASX but will have a significantly different operating and capital profile from AMP as it is currently constituted. The demerged UK business will be operated by HHG plc, a company incorporated in the UK.

These pro-forma financial statements have been prepared as a special purpose financial report which, subject to the basis of preparation outlined in this note, complies with Australian accounting standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus views (Australian GAAP).

There have been departures from the disclosure requirements of Australian accounting standards where they are not considered to be applicable given the pro-forma nature of these financial statements. These departures include presenting pro-forma statements of financial performance to the net profit after tax before corporate borrowing costs level only. In addition, no information is presented regarding:

- the comparative statement of financial position;
- directors and auditors remuneration; or
- quantitative disclosures on financial instruments.

These pro-forma financial statements comprise pro-forma statement of financial performance for the three years ended 31 December 2000, 2001 and 2002 and the half-year ended 30 June 2003, pro-forma statement of cash flows for the year ended 31 December 2002 and the half-year ended 30 June 2003 and a pro-forma statement of financial position as at 30 June 2003 for the entities that will form part of the AMP Group following the demerger. A list of those entities is contained in note 23.

In preparing these pro-forma financial statements, the effects of all transactions between entities that will form part of the AMP Group following the demerger have been eliminated.

Pro-forma statement of financial position

The following principles have been adopted in the preparation of the pro-forma statement of financial position.

Sale or purchase of assets

The pro-forma statement of financial position has been prepared following the rules of acquisition accounting which require assets acquired to be recognised at their fair values. For the purposes of the pro-forma statement of financial position, the entities which are expected to be purchased or sold by the AMP Group after 30 June 2003 but before the date of the demerger, are assumed to have been purchased or sold on 30 June 2003.

Equity structure

The pro-forma statement of financial position reflects the proposed contributed equity of AMP after the July 2003 Share Purchase Plan and the rights offer announced as part of the demerger and the capital reduction on demerger of HHG. The impact of accounting for the demerger at fair value is reflected in reserves.

Restructure of borrowings and subordinated debt

The actual corporate borrowings and subordinated debt of the AMP Group at 30 June 2003 were $3,347m (excluding AMP Reset Preferred Securities). As a result of the demerger, AMP will retain responsibility for $3,325m of that debt while $22m will be retained by the HHG Group. AMP will also retain responsibility for the AMP Reset Preferred Securities. The pro-forma statement of financial position reflects the repayment of the AMP Reset Preferred Securities from the proceeds of the rights offer and the restructure of $698m of debt from available resources.

Pro-forma statement of financial performance and Pro-forma statement of cash flows

The following principles have been used in the preparation of the pro-forma statement of financial performance and pro-forma statement of cash flows:

- exclusion of gains and losses on businesses disposed of during the periods presented;
- exclusion of revenues and costs of businesses disposed of during the periods presented;
- the exclusion of one-off and non-recurring items.

The pro-forma results of operations have been presented to the level of net profit after tax before corporate borrowing costs. The AMP Group after the demerger will comprise different assets, liabilities and entities than AMP Group as it is currently constituted and will operate under a different corporate structure with different gearing and related tax profiles than was the case during the periods presented. Accordingly, the reporting of historic corporate borrowing costs and related income tax and cash flows is not considered meaningful or appropriate.

As a result of the above, the financial information included herein may not reflect the financial position, operating results or cash flows of the AMP Group had the AMP Group existed as a separate group during the periods presented.

b) Basis of accounting

The AMP Group is predominantly a financial services operation conducted through a life insurer and financial institutions. The assets, liabilities, revenues and expenses of the AMP Group's life insurance operation are measured on the basis of net market value and net present value. The assets and liabilities integral to the general insurance activities are measured on the basis of net market value and net present value. All remaining activities within the AMP Group are accounted for in accordance with the historical cost convention.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Changes in accounting policies
Accounting policies are consistently applied in each of the historic periods in these pro-forma financial statements.

d) Principles of consolidation
Controlled entities acquired are accounted for using the purchase method of accounting. Information from the Financial Reports of controlled entities is included from the date the parent entity obtains control.

This Financial Report consolidates the financial information of controlled entities prepared for the same reporting period as the parent entity using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The life insurance operations of controlled entities are conducted within separate life insurance funds containing both policyholder and shareholder interests. The activities of these funds are reported in aggregate with all other shareholder interests in the AMP Group's pro-forma statements of financial performance, pro-forma statement of financial position and pro-forma statement of cash flows.

All intercompany balances and transactions including unrealised profits arising from intra-group transactions, have been eliminated in full.

e) Cash at bank and on deposit
For the purposes of the statement of cash flows, cash comprises cash on hand which is available on demand, deposits held at call with banks usually available within 24 hours and other tradeable investments not subject to significant risk of change in value with short periods to maturity, net of outstanding bank overdrafts and deposits in.

For the purposes of the statement of financial position, cash comprises cash on hand which is available on demand and deposits held at call with banks usually available within 24 hours.

Cash on hand, deposits at call and bank overdrafts are carried at their principal amount. Interest revenue on deposits and interest expense on bank overdrafts are recorded as revenues and expenses as they accrue.

f) Receivables
Receivables are carried at nominal amounts due less any provisions for impairment, except in relation to reinsurance claims which are discounted to present value consistent with discounting of outstanding claims.

Financing receivables integral to the life and general insurance activities of the AMP Group are reported at market value. The resulting unrealised gains and losses are recognised in the statement of financial performance.

g) Investments
Investments held by non-life insurance entities and investments within the general insurance entities which are not integral to the general insurance activities are held at the lower of cost and recoverable amount except for marketable securities held for resale which are recorded at net market value.

Investments held by the life insurance entity and those integral to general insurance activities have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, various methods determined by internal and external valuers are adopted by the Directors. In those cases, the values adopted are considered equivalent to net market value. Details of particular methods adopted are as follows:

Equity securities

i) Ordinary and preference shares, equity options (included in equities) and investments in unit trusts that are not controlled entities are recorded at net market value. Where no quoted market value exists, a Directors' valuation with reference to various recognised valuation methods including net tangible assets, cash flows and earnings multiples is used;

ii) Investments in controlled entities of the life insurance operation that do not have quoted market values are recorded at Directors' valuations. For the majority of controlled entities this valuation has been determined by reference to the net tangible assets, the anticipated discounted cash flows or a multiple of earnings of the controlled entity. Also refer to Note 12 Excess of market value over net assets of controlled entities;

iii) Investments in associated entities are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the net market value of each associated entity using the basis described in i) above; and

iv) Investments in partnerships and joint ventures are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each partnership or joint venture at balance date based on their anticipated discounted cash flow or net tangible assets, as applicable.

Debt securities

i) Interest-bearing securities listed on stock exchanges are shown at quoted prices at balance date. Unlisted interest-bearing securities are valued using interest rate yields obtainable on comparable listed investments; and

ii) Loans are recorded at market value based on discounting the estimated recoverable amount using prevailing interest rates.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property

i) Freehold and leasehold properties, including owner-occupied properties, are recorded at current net market values. For properties held in respect of investment-linked business, a Directors' valuation is determined annually, or more frequently as required, with reference to qualified independent valuations. For properties held in respect of other classes of life insurance business, a Directors' valuation is determined annually with reference to qualified internal valuers, with values of selected major properties certified by qualified independent valuers.

Investment synthetics and derivatives including financial futures and forward exchange contracts, interest rate swaps, exchange traded and other options, and forward rate agreements are recorded at net market value and included in the investment asset category being hedged.

h) Operating assets

Operating assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over a period of 3-10 years. The written down value approximates net market value in the life insurance operation.

i) Other assets

Deferred acquisition costs - general insurance

A portion of acquisition costs relating to unearned premium revenue is deferred in recognition that it relates to a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

Capitalisation of costs

Costs are capitalised and carried forward only where the costs relate to the creation of an asset with expected future economic benefits which is capable of reliable measurement. Otherwise all costs are recognised as expenses in the period they are incurred.

Capitalised costs are amortised over the estimated useful life of the asset being a period not exceeding five years, commencing at the time the asset is first put into use or held ready for use (whichever is the earlier).

j) Intangibles

Where controlled entities of non-life insurance entities are consolidated, the excess of purchase price over the fair value of identifiable net assets of controlled entities is goodwill and is amortised on a straight line basis over the period during which benefits are expected to be received not exceeding 20 years. All purchased goodwill is currently being amortised over a period not greater than 20 years.

k) Excess of market value over net assets of controlled entities

Interests in controlled entities held by the life insurance company are subject to revaluation each period, such that the investment in the controlled entity is recorded at net market value.

Where a life insurer consolidates a controlled entity, any differences between the net assets of the controlled entity and the market value of the controlled entity as recorded in the life insurer's financial statements is shown as "Excess of market value over net assets of controlled entities". This excess represents future benefits expected to be derived from the business which are not reflected in the book values of the underlying assets and liabilities of the entity.

Changes in the amount of this excess are included in consolidated investment revenue. The excess is not required to be amortised in the financial statements. Further details are provided in Note 12.

l) Taxes

Although AMP Limited is likely to enter tax consolidation, no decision has yet been made as to the effective entry date.

Income tax expense

Income tax expense applicable to life insurance businesses within the AMP Group reflects tax imposed on shareholders as well as policyholders.

Accounting Standard AASB1038: 'Life Insurance Business' requires income tax expense applicable to shareholders as well as all other interests to be reflected in the statement of financial performance for the AMP Group.

Income tax expense on all other businesses within the AMP Group is based on the applicable local tax rates and is calculated after adjusting for permanent differences between taxable and accounting income.

Deferred tax balances

The AMP Group has adopted the liability method of tax effect accounting. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, are deferred and carried forward in the statement of financial position as a deferred tax asset or a deferred tax liability. These amounts are offset where the associated tax payable and the realisable benefit are expected to occur in the same period.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax assets and deferred tax liabilities within the life insurance entity have been discounted to present value using reasonable assumptions as to future levels of interest rates, average periods for which each asset category of investments will be held, the tax rate applicable to the respective classes of business and the tax regime in each country of operation. Deferred tax assets and deferred tax liabilities within non-life insurance entities are not discounted.

Goods & services tax
The AMP Group operates across a number of tax jurisdictions and offers products and services which may be subject to various forms of goods and services tax imposed by local tax authorities.

All revenues, expenses and assets are recognised net of any goods and services tax (GST) paid, except where they relate to products and services which are input taxed for GST purposes or the GST incurred is not recoverable from the relevant tax authorities. In such circumstances the GST paid is recognised as part of the cost of acquisition of the assets or as part of the particular expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from or payable to the tax authorities are included as a receivable or payable in the statement of financial position.

Cash flows are reported on a gross basis reflecting any GST paid or collected. The GST component of cash flows arising from investing or financing activities which are recoverable from, or payable to local tax authorities are classified as operating cash flows.

m) Payables
Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity.

n) Unearned premiums
Unearned premiums represent premium revenue attributable to future accounting periods.

In respect of the life insurance operation, unearned premiums represent those premiums due after, but received before the end of the financial period.

For direct general insurance and inwards reinsurance classes of business, unearned premiums are determined by apportioning the premiums written in the financial period commensurate with the risk profile of the premiums.

o) Outstanding claims
General insurance
The liability for outstanding claims at balance date comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims.

The liability includes an allowance for inflation and superimposed inflation and is measured as the present value of the expected future cost of settling claims. The present value is calculated by discounting the liability using risk adjusted market rates of return on investments.

Outstanding claims are determined by internal or independent actuaries on a best estimate basis in accordance with Actuarial Standards.

A prudential margin is added to the claims to increase the probability that the liability is adequately provided. The level of prudential margin has been set having regard to the volatility and predicability of the claims portfolio.

p) Provisions
Employee entitlements
Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. These benefits include salaries and wages, annual leave and long service leave.

Liabilities arising in respect of salaries and wages, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date, are measured at their nominal amounts. All other employee entitlements are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Any contributions made to the AMP Group's defined benefits superannuation plans by entities within the AMP Group are recorded as expenses when due.

Employee share and option plans
There is no employee entitlement expense recognised on issue or exercise of shares, performance rights or options issued to employees as remuneration for services. Any consideration received on issue or exercise of these instruments is recorded as contributed equity.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q) Borrowings and subordinated debt
Bank loans and deposits are measured at the principal amount. Bonds, notes and subordinated debt, including subordinated bonds and income securities, are recognised at issue date and are reported at historical cost, being their face value, or discounted value.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

r) Contributed equity
Ordinary share capital is recognised at the fair value of consideration received by the company.

s) Foreign currency translation reserve
All overseas operations are deemed self-sustaining as each is financially and operationally independent of the parent entity. The accounts of overseas operations are translated using the current rate method and any resulting exchange differences for overseas operations:

i) Controlled other than by the life insurance company are taken directly to the foreign currency translation reserve; and
ii) Controlled by the life insurance company are included in investment gains (losses) consistent with market value accounting.

Upon disposal or part disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed, is transferred to retained profits.

t) Premium and related revenue
Life insurance
Premiums are separated into their revenue and deposit components. Premium amounts earned by providing services and bearing risks are treated as revenue. Other premium amounts received, which are in the nature of deposits, are recognised as an increase in policy liabilities.

Premiums with no due date or fixed amount are recognised on a cash received basis. Premiums with a regular due date are recognised on an accruals basis. Unpaid premiums are only recognised during the days of grace or where secured by the surrender value of the policy and are reported as outstanding premiums and classified as receivables in the statement of financial position.

General insurance
General insurance and inwards reinsurance premium revenue comprise amounts charged to the policyholder or other insurers, including fire service levies but excluding stamp duties and GST collected on behalf of third parties.

The earned portion of premiums received and receivable, including on closed business, is recognised as revenue from ordinary activities.

u) Investment gains (losses)
Dividend and interest income is brought to account on an accruals basis when the AMP Group obtains control of the right to receive the interest income or dividend revenue.

Net realised and unrealised gains (losses) represent changes in the measurement of net market values in respect of all investments recognised at net market value, as described in the investments note 1(g) above.

v) Fee income
Management and performance fee income is recognised when the right to receive fees has been established. Management and performance fees are calculated in accordance with the investment management agreements with clients. Performance fees are recognised on an estimated basis supported by the latest performance criteria available.

Loan fees received represent cost recovery or charges for services and are recognised as income on an accruals basis.

w) Claims expense
Life insurance
Claims are separated into their expense and withdrawal components. Claims which relate to the provision of services and bearing of risks are treated as expenses. Other claim amounts, which are in the nature of withdrawals are recognised as a decrease in policy liabilities.

Claims are recognised when the liability to the policyholder under the policy contract has been established or upon notification of the insured event depending on the type of claim. Claims on non-investment linked business are recognised when the insured event occurs or is notified depending on the nature of the claim.

General insurance
Claims expense is recognised in respect of general insurance as claims are paid or as movements in outstanding claims occur.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

x) Outward reinsurance premiums expense and claims recoveries
Premiums ceded to reinsurers for both life insurance and general insurance businesses are fully recognised as an expense over the period of cover. Outward reinsurance premiums expense is included with claims and related expense in the statement of financial performance.

Reinsurance and other recoveries receivable on paid claims and outstanding claims are fully recognised as revenue when claims are paid or the outstanding claim is raised. Outward reinsurance recoveries are included with premium and related revenue in the statement of financial performance.

y) Operating expenses
Basis of apportionment of operating expenses
Life insurance expenses are apportioned between acquisition and maintenance costs. Expenses which are directly attributable to an individual policy or product are allocated directly to the relevant expense category, fund, class of business or product line as appropriate. Where expenses are not directly attributable, they are apportioned based on detailed expense analysis having regard to the objective in incurring that expense and the outcome achieved. The apportionment is made in accordance with Actuarial Standard 1.03 (and its predecessors).

Investment management expenses of life insurance operations, along with all other shareholder expenses relating to AMP's non-life insurance operations, are classified as other operating expenses.

Expenses of controlled entities of life funds represent the business costs of policyholder investments which are consolidated into the results of AMP and do not directly impact shareholder profitability.

z) Borrowing costs
Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are charged as an expense as they accrue.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

aa) Margin on Services Accounting
Margin on Services ("MoS") is the financial reporting methodology prescribed by Actuarial Standard 1.03 (and its predecessors), a standard issued under the Australian Life Insurance Act 1995 (the "Life Act"), and adopted under Australian Accounting Standard AASB 1038. It applies to all Australian life companies and to Australian companies with life insurance subsidiaries.

Under MoS, profit emerges on a more realistic basis than under traditional solvency based reporting methods. The profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received, hence the name Margin on Services.

Detailed Description of MoS
MoS Policy Liabilities are ordinarily determined using a projection method, whereby estimates of policy cash flows (premiums, benefits, expenses and profit margins to be released in future periods) are projected into the future. The policy liability is calculated as the net present value of these projected cash flows.

The Policy Liabilities have two components:
- the Best Estimate Liabilities (to cover future benefits and expenses, and allowing for future premiums), and
- the Value of Future Profit Margins (based on the appropriate profit carrier).

No profit is normally recognised on inception of new business. Instead, profit margins on new business enhance the existing Value of Future Profit Margins, to be released over the future life of the business.

The expected profit margins are related to a profit carrier which best reflects the provision of services under the policy type concerned. Expected profits then emerge as a proportion of the chosen profit carrier.

MoS Policy Liabilities are calculated using best estimate assumptions about future conditions. In general, "best estimate" means that the assumptions are made having regard to available statistics or experience data relevant to the business, and are neither deliberately overstated nor deliberately understated. In the case of maintenance expenses the assumption must be sufficient to cover the budgeted expenses in the following year.

If actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

Net investment earnings on retained profits and capital within a life fund are recognised immediately as profit in the reporting period.

All assets within life insurance funds are valued at net market value. Consistent with this, the best estimate liability assumptions include a future investment earning rate that reflects the yield implicit in the value of the assets backing those liabilities.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The best estimate assumptions are reviewed and revised as necessary at each reporting date. Changes in best estimate assumptions generally do not result in changes in the Policy Liabilities and so do not immediately affect reported profit. Rather, the effect of changes in assumptions is absorbed in the Value of Future Profit Margins, to emerge in the future. The exception is market related changes in the investment earning assumption for non-participating business. In this case the Policy Liabilities are altered and, to the extent that such change is not matched by a similar movement in the value of assets, a profit or loss emerges.

Where future losses are expected (that is, if profit margins would be negative) they must be recognised immediately. If a favourable change in assumptions subsequently occurs, or if profitable new business is written, previously recognised losses may be reversed before new profit margins are established.

For participating business, the profit carrier is the cost of bonus payments that are supported by the Value of Supporting Assets (VSA). The VSA is an accumulation of the Policy Liabilities from the end of the previous period, augmented by the cost of bonuses actually declared, and including actual investment experience. The Policy Liabilities at the end of a reporting period are the VSA reduced by the cost of supportable bonuses and the associated shareholder profit margins due in the reporting period. In this way the cost of supportable bonuses and profit margins emerge in the reporting period.

As an alternative to a best estimate projection, an accumulation method may be used to calculate MoS Policy Liabilities if it produces results which are not materially different. For investment products, the Policy Liability is the accumulation of amounts invested by policyholders, less fees specified in the policy, plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. A similar approach is used for some risk business except that the basic accumulation is the amount of unearned premium plus outstanding and unreported claims at the valuation date. Where an accumulation method is used, the Value of Future Profit Margins is not calculated explicitly but is implicit in the total Policy Liability.

bb) Allocation of life insurance operating profit under Margin on Services (MoS)
Operating profit, as determined by applying the principles of MoS, is allocated between shareholders and participating policyholders. Profit, once allocated to participating policyholders, can only be distributed to policyholders, unless approved otherwise by the regulators.

Profit allocated to policyholders is shown as part of expenses, being an increase in liabilities. Bonus distributions to those policyholders are merely a change in the nature of the liability from unvested to vested.

The principles of allocation of the life insurance profit determined under MoS are as follows:

i) investment income (net of tax and investment expenses) on retained earnings in respect of participating business is allocated between policyholders and shareholders in proportion to the balances of policyholders' and shareholders' retained earnings. These proportions are 80:20.

ii) other MoS profits arising from participating business (excluding the additional tax attributable to shareholders in respect of Australian superannuation business) are allocated 80% to policyholders and 20% to shareholders, with the following exceptions:
   - The profit arising from New Zealand corporate superannuation business is apportioned such that shareholders are allocated 15% of the profit allocated to policyholders.
   - Prior to 2 May 2000 the profit arising from open Australian superannuation business was apportioned such that shareholders were allocated 15% of the profit allocated to policyholders.
   - From 1 January 2003 the profit arising in respect of Preservation Superannuation Account (RSA and ERF) business is allocated 92.5% to policyholders and 7.5% to shareholders. For 2002 the profit arising in respect of that same business was allocated 88% to policyholders and 12% to shareholders.

iii) the additional 15% tax on taxable income to shareholders in respect of Australian superannuation business is allocated to shareholders only;

iv) all profits arising from non-participating business, including net investment returns on shareholder capital and retained earnings in statutory funds (excluding retained earnings dealt with in (i) above) are allocated to shareholders.

cc) Foreign currency translations
Transactions denominated in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts outstanding at the balance date denominated in foreign currencies have been converted to local currency using the appropriate rate of exchange ruling at balance date.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or restatement of balances denominated in foreign currencies are brought to account in determining the net profit (loss) for the period. Transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

Exchange gains and losses on transactions hedging investments in foreign operations:

i) Controlled other than by the life insurance company are taken to the foreign currency translation reserve on consolidation; and

ii) Controlled by the life insurance company are taken to the statement of financial performance as investment gains (losses)

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exchange gains and losses on hedging transactions intended to hedge specific future revenue or expense items in foreign operations:

i) Controlled other than by the life insurance company are deferred and included in the measurement of those items; and

ii) Controlled by the life insurance company are taken to the statement of financial performance as investment gains (losses).

dd) Derivative financial instruments

The AMP Group is exposed to changes in interest rates and foreign exchange rates from its activities. The AMP Group uses derivative financial instruments such as: interest rate swaps, forward rate agreements, futures, options and forward foreign exchange contracts. Derivative financial instruments are held for risk management purposes and not for the purpose of speculation. The AMP Group does not hold a derivative trading portfolio.

To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge at its inception and be effective in reducing the market risk of an existing asset, liability, firm commitment or anticipated transaction. A hedge is considered to be effective where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated. Effectiveness of the hedge is evaluated on an initial and on going basis by comparing the correlation of the change in market or fair value of the hedge with the changes in the value of the hedged item.

Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

For other than the life insurance company, costs arising at the time of entering into hedge transactions are brought to account in the statement of financial performance over the lives of the hedge contracts. For the life insurance company, costs arising at the time of entering into hedge transactions are recognised in the statement of financial performance in the period in which the costs are incurred.

If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred and amortised to the statement of financial performance over the remaining period originally covered by the terminated contract.

ee) Loan securitisation

The AMP Group's banking operation, through its loan securitisation program, sells mortgage loans to securitisation vehicles that in turn issue asset backed securities to investors. In such transactions, AMP Group receives fees for various services provided to the program on an arms-length basis, including servicing fees and management fees. These fees are recognised over the period in which the services are provided. The AMP Group also provides arms-length interest rate swaps and loan facilities to the program in accordance with the APRA Prudential Guidelines.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

2. PRO-FORMA ADJUSTMENTS

a) Pro-forma statement of financial performance

The following adjustments have been made in arriving at amounts included in the pro-forma statement of financial performance:

	Consolidated			
	12 months ended 31 December			6 months ended 30
	2000	2001	2002	2003
	$m	$m	$m	A$m
Total profit (loss) after income tax attributable to shareholders of AMP Limited	1,152	690	(896)	(2,159)
Less: HHG Group (profit) loss after income tax	(579)	(430)	601	2,473
AMP profit (loss) after income tax	**573**	**260**	**(295)**	**314**
Add: Corporate borrowing costs(1)	161	133	126	70
AMP profit (loss) after income tax before corporate borrowing costs	**734**	**393**	**(169)**	**384**
Pro-forma adjustments (after income tax)				
Terminated/disposed activities				
- (profits) losses on termination/disposal(2)	(20)	175	49	31
- write-offs on terminated/disposed businesses(3)	79	-	220	-
- trading (profits) losses(4)	(38)	17	5	(23)
Asset writedowns/revaluations(5)	-	-	142	(250)
Restructuring costs(6)	-	-	86	96
Superannuation contributions(7)	-	-	-	31
Other(8)	(27)	(20)	28	21
Pro-forma AMP Group profit after income tax before corporate borrowing costs	**728**	**565**	**361**	**290**

Notes:

1. Corporate borrowing costs include charges relating to all debt used by AMP to finance its investments in controlled entities. It does not include interest on operational debt used directly by the business units.
2. Profits (losses) on termination or disposal of activities primarily relate to: AMP Capital Investors property trusts (loss of $39m), Cogent adjustment to 2002 loss (profit of $11m) and AMP Banking activities (loss of $3m) during the first half of 2003; Cogent (loss of $37m), HGI Jersey and its subsidiaries (loss of $22m) and private client business (profit of $8m) in 2002; the general insurance business (loss of $183m) in 2001; and the AFS administration business (profit of $20m) in 2000.
3. Write-offs on terminated or disposed businesses represent write-offs on businesses terminated or disposed of in subsequent periods. The 2002 write-off relates to GIO Finance (part of AMP Banking) ($121m) and AMP Japan ($99m). The 2000 write-off relates to the general insurance business.
4. Trading results of terminated or disposed activities primarily relate to
   - Disposed AMP Banking activities (profit of $15m) and AMP Capital Investors activities transferred to HHG Group (profit of $8m) during the first half of 2003;
   - Disposed AMP Banking activities (loss of $7m), AMP International development activities (loss of $10m), AMP Capital Investors activities transferred to HHG Group (profit of $11m) and Cogent (profit of $1m) in 2002;
   - Disposed AMP Banking activities (loss of $28m), AMP International development activities (loss of $16m), general insurance business (profit of $23m) and Cogent (profit of $4m) in 2001; and
   - Disposed AMP Banking activities (loss of $18m), AMP International development activities (loss of $10m), disposed general insurance (profit of $61m) and Cogent (profit of $5m) in 2000.
5. Asset revaluations during the first half of 2003 related to distribution subsidiaries of AFS. The revaluations were made consistent with AASB1038 requirements. Asset writedowns in 2002 relate to Gordian ($108m) and Asian operations ($34m). The writedowns were made following a review of the valuation of key controlled entities in light of challenging investment market conditions and changes in business strategy.
6. Restructuring costs during the first half of 2003 relate to demerger costs. Restructuring costs in 2002 relate to AFS, AMP Capital Investors and corporate office and comprise redundancy costs, professional fees, provisions for onerous contracts and write-offs of capital expenditure arising out of new strategic initiatives implemented across the business.
7. Superannuation contributions during the first half of 2003 represent additional employer contributions, over and above normal contributions, to the AMP Officers' Provident Fund in accordance with its funding requirements.
8. Other primarily relates to the reversal of share options issued to UK employees and the exclusion of the results of the Pearl minority interest previously held by the AMP Group.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

2. PRO-FORMA ADJUSTMENTS (continued)

b) Pro-forma statement of financial position

The following adjustments have been made in arriving at the amounts included in the pro-forma statement of financial position at 30 June 2003:

	Consolidated					
	Total AMP Group	Separate HHG Group	Separation adjustments	AMP Group	Demerger adjustments	Pro-forma AMP Group
	$m	$m	$m	$m	$m	$m
Assets						
Cash at bank and on deposit[1]	13,130	(11,234)	-	1,896	(880)	1,016
Receivables[2]	5,242	(2,739)	206	2,709	23	2,732
Equity securities	39,331	(16,061)	-	23,270	-	23,270
Investment in HHG[3]	-	-	2,388	2,388	(1,908)	480
Debt securities[4]	64,632	(39,901)	253	24,984	(253)	24,731
Property	14,388	(4,724)	-	9,664	-	9,664
Other investments	1,605	(910)	-	695	-	695
Operating assets	187	(71)	-	116	-	116
Deferred tax assets	325	-	-	325	-	325
Other assets	525	(61)	-	464	-	464
Intangible assets[5]	565	-	20	585	(20)	565
Excess of market value over net assets of controlled entities	1,267	(979)	-	288	-	288
Total assets	**141,197**	**(76,680)**	**2,867**	**67,384**	**(3,038)**	**64,346**
Liabilities						
Payables[6]	4,290	(2,105)	183	2,368	(194)	2,174
Current tax liabilities[7]	601	(354)	-	247	(11)	236
Unearned premiums	56	-	-	56	-	56
Outstanding claims	2,734	(608)	-	2,126	-	2,126
Provisions[8]	2,028	(1,605)	-	423	139	562
Deferred tax liabilities	556	(16)	-	540	-	540
Borrowings[9]	6,368	(2,965)	231	3,634	885	4,519
Life insurance policy liabilities	108,920	(62,520)	-	46,400	-	46,400
Subordinated debt[10]	2,383	(1,470)	1,150	2,063	(218)	1,845
Total liabilities	**127,936**	**(71,643)**	**1,564**	**57,857**	**601**	**58,458**
Net assets	**13,261**	**(5,037)**	**1,303**	**9,527**	**(3,639)**	**5,888**
Equity attributable to shareholders						
Contributed equity[11]	6,423	(2,716)	2,716	6,423	(1,050)	5,373
Capital reserve	510	-	-	510	-	510
Foreign currency translation reserve[12]	(410)	-	-	(410)	402	(8)
Shareholders' retained profits[13]	502	287	(273)	516	(524)	(8)
Capital loss reserve[14]	-	-	-	-	(2,467)	(2,467)
Total equity attributable to shareholders	**7,025**	**(2,429)**	**2,443**	**7,039**	**(3,639)**	**3,400**
Other equity						
Unattributed life funds	2,596	(2,596)	-	-	-	-
Outside equity interests - AMP Reset Preferred Securities Trust	1,140	-	(1,140)	-	-	-
Outside equity interests - other controlled entities	2,500	(12)	-	2,488	-	2,488
Total other equity	**6,236**	**(2,608)**	**(1,140)**	**2,488**	**-**	**2,488**
Total equity	**13,261**	**(5,037)**	**1,303**	**9,527**	**(3,639)**	**5,888**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

2. PRO-FORMA ADJUSTMENTS (continued)

Notes:
Separation Adjustments
Adjustments are required to derive pro-forma balances for the AMP Group after separation of the HHG Group. The adjustments reflect assets and liabilities grossed up for balances owing between AMP Group entities and HHG Group entities, the reinstatement of AMP Group's investment in HHG at the 30 June 2003 carrying value and the reclassification of the AMP Reset Preferred Securities from Outside equity interest to Subordinated debt pending the refinancing of that debt.

Demerger Adjustments:
1. The adjustments to Cash reflect net funds received in July 2003 from the share purchase plan ($494m) and the impact of the proposed restructuring including repayment of certain intercompany loans owed by the HHG Group to AMP Group ($221m), additional equity financing of HHG by AMP ($756m), settlement of existing balances owed by AMP Group to HHG Group ($185m), financing to HHG to repay maturing external debt ($98m), restructure of Borrowings and Subordinated debt ($600m), proceeds from the rights issue net of refinancing the AMP Reset Preferred Securities ($26m) and net cash proceeds from the transfer of certain AMP Capital Investors entities to the HHG Group ($18m).
2. The adjustment to Receivables reflects the sale of assets of certain AMP Capital Investors entities transferred to the HHG Group ($21m) and external derivative transactions being unwound as part of the refinancing of the AMP Reset Preferred Securities ($44m).
3. The adjustments to Investment in HHG reflect recapitalisation of HHG by AMP Group prior to demerger ($3,317m), reduction in the carrying value for listing costs and the writeoff of deferred borrowing costs by HHG ($38m), the reduction in the carrying value of HHG to fair value on demerger ($2,467m) and the demerger of the HHG Group at the adjusted carrying value ($2,720m). The remaining balance represents a minority holding in HHG retained by AMP ($480m); however, the final value will be dependent on the market value of the HHG Group.
4. The adjustments to Debt securities reflect the refinancing of intercompany loans between AMP Group and the HHG Group ($253m).
5. The adjustment to Intangible assets reflects the sale of assets of certain AMP Capital Investors entities transferred to the HHG Group ($20m).
6. The adjustments to Payables reflect the refinancing of existing balances between AMP Group and the HHG Group ($171m) and the sale of liabilities of certain AMP Capital Investors entities transferred to the HHG Group ($23m).
7. The adjustment to Current tax liabilities reflects the tax effect of demerger costs to be incurred in the second half of 2003 ($24m) and the tax payable on the external derivative transactions being unwound as part of the refinancing of the AMP Reset Preferred Securities ($13m).
8. The adjustment to Provisions reflects AMP Group demerger costs to be incurred in the second half of 2003 ($139m).
9. The adjustments to Borrowings reflect the impact of transferring external corporate debt in the HHG Group to AMP Group ($1,267m) and the assumed restructure of external corporate debt ($382m).
10. The adjustment to Subordinated debt reflects the assumed restructure of external corporate debt ($218m). As part of the demerger process, the debt owing in respect of AMP Reset Preferred Securities is transferred to the AMP Group from the HHG Group prior to the refinancing of that debt from the equity raised from the rights offer.
11. The adjustment to Contributed equity reflects net funds received in July 2003 from the share purchase plan ($494m), the capital reduction of AMP Group on demerger of HHG ($2,720m) and equity raised from the rights offer to refinance the AMP Reset Preferred Securities ($1,176m net of issue costs).
12. The adjustment to the Foreign currency translation reserve reflects the transfer of the balance of the reserve relating to the investment in HHG to Shareholders' retained profits ($402m) on demerger of the HHG Group as required by Australian Accounting Standards.
13. The adjustments to Shareholders' retained profits reflect AMP Group demerger costs during the second half of 2003 ($115m after tax), gain on external derivative transactions being unwound as part of the refinancing of the AMP Reset Preferred Securities ($31m), reduction in the carrying value of AMP's investment in HHG for listing costs and the writeoff of deferred borrowing costs by HHG ($38m) and the transfer of the balance of the Foreign currency translation reserve relating to the investment in HHG ($402m).
14. The capital loss reserve reflects an estimate of the loss that will be recognised in AMP's financial statements as a result of accounting for the Demerger at "fair value", as defined under Australian Generally Accepted Accounting Principles as required for business separations of this type ($2,467m). Fair value is different from the measurement basis used up to the time of demerger (being a combination of market value, net present value, historic cost and Margin on Services principles as required by applicable Australian Accounting Standards).

    The Capital loss reserve is calculated as the difference between fair value and the carrying value of net assets of HHG Group in AMP's consolidated financial statements immediately prior to Demerger and prior to any internal restructure of the HHG Group. In determining the fair value of the HHG Group the Directors' have considered an independent valuation of the HHG Group. The valuation is based on the financial position of the HHG Group at 30 June 2003 updated to reflect the pro-forma capital adjustments outlined above. The valuation is based on 30 June 2003 AUD/GBP exchange rate of 0.4064 and assumes a willing buyer and a willing seller in an orderly market. This valuation was not prepared to provide an indication of the potential market capitalisation of HHG after the demerger. The final capital loss reserve reflected in AMP Group's consolidated financial report at 31 December 2003 will reflect trading results for the second half of 2003 and exchange rate movements and will be determined by a market based valuation of HHG following the demerger. The profit or loss on demerger will be reflected in the consolidated statement of financial performance. The Directors will determine the market based valuation to be reflected in the consolidated statement of financial performance by reference to the share price of HHG after the demerger. As the

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

market based valuation will be impacted by the share price of HHG after the demerger, the final profit or loss on demerger may be materially different from the estimate provided.

The amount is made up as follows:

	A$m
Total equity attributable to shareholders of HHG Group as per HHG pro-forma financial statements	5,667
Directors' estimate of fair value of HHG Group at time of demerger	(3,200)
Loss recognised by AMP as a result of accounting for the Demerger at Directors' estimate of fair value	2,467

3. SEGMENT INFORMATION

6 months ended 30 June 2003	AMP Financial Services $m	AMP Capital Investors $m	Cobalt / Gordian $m	Other $m	Eliminations $m	Total $m
External revenue	2,167	98	(121)	45	-	2,189
Inter-segment revenue	35	83	9	-	(127)	-
Total revenue from ordinary activities	**2,202**	**181**	**(112)**	**45**	**(127)**	**2,189**
Profit from ordinary activities before income tax and corporate borrowing costs	374	56	22	(10)	-	442
Income tax (expense) credit	(159)	(17)	(9)	15	-	(170)
Net profit from ordinary activities after income tax before corporate borrowing costs	**215**	**39**	**13**	**5**	**-**	**272**
Other equity interest	18	-	-	-	-	18
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**233**	**39**	**13**	**5**	**-**	**290**
Total assets	59,355	597	3,234	2,617	(1,457)	64,346
Total liabilities	(53,435)	(151)	(2,304)	(3,987)	1,419	(58,458)

12 months ended 31 December 2002	AMP Financial Services $m	AMP Capital Investors $m	Cobalt / Gordian $m	Other $m	Eliminations $m	Total $m
External revenue	(24)	282	259	195	-	712
Inter-segment revenue	129	152	19	-	(300)	-
Total revenue from ordinary activities	**105**	**434**	**278**	**195**	**(300)**	**712**
Profit from ordinary activities before income tax and corporate borrowing costs	108	139	94	(145)	-	196
Income tax (expense) credit	193	(38)	2	16	-	173
Net profit from ordinary activities after income tax before corporate borrowing costs	**301**	**101**	**96**	**(129)**	**-**	**369**
Other equity interest	(8)	-	-	-	-	(8)
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**293**	**101**	**96**	**(129)**	**-**	**361**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

3. SEGMENT INFORMATION (continued)

12 months ended 31 December 2001	AMP Financial Services $m	AMP Capital Investors $m	Cobalt / Gordian $m	Other $m	Eliminations $m	Total $m
External revenue	3,777	182	936	344	-	5,239
Inter-segment revenue	196	188	5	-	(389)	-
Total revenue from ordinary activities	**3,973**	**370**	**941**	**344**	**(389)**	**5,239**
Profit from ordinary activities before income tax and corporate borrowing costs	558	119	90	(81)	-	686
Income tax (expense) credit	13	(33)	18	(56)	-	(58)
Net profit from ordinary activities after income tax before corporate borrowing costs	**571**	**86**	**108**	**(137)**	**-**	**628**
Other equity interest	(63)	-	-	-	-	(63)
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**508**	**86**	**108**	**(137)**	**-**	**565**

12 months ended 31 December 2000[1]	AMP Financial Services $m	AMP Capital Investors $m	Cobalt / Gordian $m	Other $m	Eliminations $m	Total $m
Total revenue from ordinary activities	**5,959**	**467**	**1,380**	**(310)**	**-[1]**	**7,496**
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**746**	**80**	**(23)**	**(75)**	**-[1]**	**728**

Note:
General - Individual line items may not agree with business unit analysis in section 7 due to different classifications for statutory reporting purposes.
1. Historical information for the 12 months ended 31 December 2000 did not report the break down between external and inter-segment revenue nor profit before tax, tax expense or the Outside Equity Interest in operating profit.

AMP Financial Services – provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand. AMPFS also includes AMP Banking which provides mortgage and property finance services in Australia and New Zealand.

AMP Capital Investors – provides investment management services including private capital and property portfolios and socially responsible investments.

Gordian / Cobalt – consists of general insurance business comprising corporate insurance operations, mortgage insurance operations and reinsurance operations.

Other – includes the provision of support services to the business units, corporate funding and investment of shareholder capital not allocated to reportable segments.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

4. REVENUES FROM ORDINARY ACTIVITIES

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
(a) Premium and related revenue				
Life insurance premium and related revenue received and receivable	10,932	10,379	10,180	4,121
Less: deposits recognised as an increase in life insurance policy liabilities	(9,917)	(9,359)	(9,211)	(3,635)
Life insurance premium and related revenue - recognised as revenue	1,015	1,020	969	486
General insurance premium and related revenue received and receivable	802	466	213	(7)
Total premium and related revenue	**1,817**	**1,486**	**1,182**	**479**
(b) Fee and other revenue				
Investment management fees	217	209	204	87
Service fees	286	205	43	19
Other revenue[1]	100	429	387	149
Total fee and other revenue	**603**	**843**	**634**	**255**
(c) Investment gains (losses)				
Interest				
- Other related parties - associated entities	-	3	1	1
- Other entities	1,686	1,490	1,271	673
Dividends and distributions				
- Other related parties - associated entities	45	149	186	61
- Other entities	1,076	902	906	538
Net rents	463	493	464	229
Net realised and unrealised gains (losses)	1,572	(202)	(3,998)	(59)
Other investment income	234	75	66	12
Total investment gains (losses)	**5,076**	**2,910**	**(1,104)**	**1,455**

Notes:

1. Other revenue includes operating revenue of investment controlled entities providing various non financial services such as mining and farming.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

5. EXPENSES FROM ORDINARY ACTIVITIES

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
(a) Claims expense				
Life insurance claims paid and payable	(11,293)	(9,826)	(11,027)	(4,878)
Less: withdrawals recognised as a reduction in life insurance policy liabilities	9,916	8,455	9,648	4,131
Life insurance claims recognised as expenses	(1,377)	(1,371)	(1,379)	(747)
General insurance claims and related expenses paid and payable	(1,452)	(743)	(134)	139
Total claims and related expenses	**(2,829)**	**(2,114)**	**(1,513)**	**(608)**

	2000	2001	2002	2003
(b) Operating expenses				
Advertising and marketing	-[1]	(44)	(34)	(7)
Amortisation of goodwill	-[1]	(41)	(46)	(19)
Writedown of goodwill	-[1]	-	-	(2)
Bad and doubtful debts expense	-[1]	(25)	(20)	16
Information technology and communication	-[1]	(155)	(185)	(67)
External investment management fees	-[1]	(24)	(15)	(18)
Occupancy and property maintenance	-[1]	(80)	(117)	(63)
Professional fees	-[1]	(165)	(80)	(28)
Staff and related expenses[2]	-[1]	(997)	(912)	(397)
Travel and entertainment	-[1]	(37)	(29)	(10)
Other operating expenses[3]	(1,839)	(406)	(453)	(89)
Total operating expenses	**(1,839)**	**(1,974)**	**(1,891)**	**(684)**

Notes:

1. *Historical information for the 12 months ended 31 December 2000 does not provide a breakdown of operating expenses.*
2. *Included in staff and related expenses in 2002 are contributions made to the AMP Officers' Provident Fund of $43m. There were no contributions in 2001 and 2000 due to the contribution holiday, as advised by the Trustee.*
3. *Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining and farming.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

6. INCOME TAX

The income tax rates and the basis for taxation relating to shareholder interests may differ significantly from those relating to policyholder interests and other interests. The rates of taxation applicable to the taxable income of significant classes of business are as follows:

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	%	%	%	%
(a) Australia				
Ordinary life insurance business	39/34	30	30	30
Complying superannuation	15	15	15	15
Non-complying superannuation	47/34	30	30	30
Immediate annuity business	Exempt	Exempt	Exempt	Exempt
Shareholder profits from life insurance business	34	30	30	30
Controlled companies/other business	34	30	30	30
(b) New Zealand				
All businesses	33	30/33	30/33	30/33

	As at 30 June 2003 $m
Value of future income tax benefits arising from tax losses included in deferred tax asset at balance date	4
Future income tax benefits arising from tax losses of controlled entities not brought to account in this Financial Report as realisation of the benefits is not regarded as virtually certain(1)(2)(3)	360

As part of the demerger, the Australian carried forward losses are expected to be retained in AMP and the United Kingdom carried forward losses are expected to be retained in HHG.

Notes:

1. *Includes capital losses of $82m (net effect).*
2. *The future income tax benefit will only be obtained if:*
   a) *For revenue losses, future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised. For capital losses, recoverability is dependent on investment factors including the recognition of taxable profits from the sale of assets and the size and timing of any such profits;*
   b) *The conditions for deductibility imposed by tax legislation continue to be complied with; and*
   c) *No changes in tax legislation adversely affect the economic entity in realising the benefit.*
3. *Included within unbooked tax losses is $250m which will be adversely impacted on entering into Tax Consolidation as losses can only be utilised at a rate based on the market value of the relevant loss entity over the market value of the AMP Group. This rate is expected to be to be quite low with only up to $2m (approximately) being available for utilisation per annum.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

6. INCOME TAX (continued)

	As at 30 June 2003 $m
Franking credits account	
Dividend franking credit balance [1]	4[2]

The company's ability to utilise the franking account credits depends on there being sufficient available profits to declare dividends.

Notes:

1. Balance of franking account adjusted for:
- *Franking credits which will arise from the payment of income tax provided for in the financial statements;*
- *Franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;*
- *Franking credits that the entity may be prevented from distributing in the subsequent financial year.*

2. There are an additional $118m franking credits which will be available from the earlier of 2004 or the date on which AMP elects to enter Tax Consolidation and a further $53m which will be available when AMP elects to enter Tax Consolidation.

7. RECEIVABLES

	As at 30 June 2003 $m
Gross policy liabilities ceded under reinsurance	458
Investment income and sales proceeds receivable	1,140
Outstanding premiums	356
Reinsurance and other recoveries receivable	347
Trade debtors	101
Other receivables	
- *HHG Group*[1]	6
- Associated entities	37
- Other entities	287
Total receivables	**2,732**

Note:

1. The balance relates to normal trading activities.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

8. INVESTMENTS

	As at 30 June 2003 $m
(a) Equity securities, at net market value	
Directly held (other than associated entities)	19,565
Associated entities	555
Held via unit trusts	3,150
Total equity securities	**23,270**
(b) Debt securities, at net market value	
Interest-bearing securities	19,070
Loans	
- Associated entities (unsecured)	2
Other loans	
- Secured	3,164
- Unsecured	617
Convertible notes	44
Held via unit trusts	1,834
Total debt securities	**24,731**
(c) Property, at net market value	
Directly held	7,207
Held via unit trusts	2,457
Total property	**9,664**
(d) Other at net market value	**695**
(e) Investment in HHG Group, at Directors' valuation(1)	**480**

Note:

1. This valuation is based on the Directors valuation as set out in footnote 14 of Note 2(b). The final value in AMP Group's consolidated financial statements at 31 December 2003 will be dependent on the net market value of the HHG Group as at 31 December 2003 and may be different. Certain restrictions apply to AMP's ability to sell its shareholding in HHG. These restrictions are outlined in section 10.6.7.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

9. OPERATING ASSETS

	As at 30 June 2003 $m
At cost	319
Less: accumulated depreciation	(203)
Total operating assets, at written down value	**116**

10. OTHER ASSETS

	As at 30 June 2003 $m
Deferred and capitalised costs	8
Inventories	86
Prepayments	63
Other assets	307
Total other assets	**464**

11. INTANGIBLES

	As at 30 June 2003 $m
Goodwill, at cost	660
Less: accumulated amortisation	(95)
Goodwill, at written down value	**565**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

12. EXCESS OF MARKET VALUE OVER NET ASSETS OF CONTROLLED ENTITIES

	As at 30 June 2003 $m
AMP Financial Planning Pty Limited	195
Hillross Financial Services Limited	57
Other	36
Total excess of market value over net assets of controlled entities	**288**

The excess of market value over net assets of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities.

13. PAYABLES

	As at 30 June 2003 $m
Accrued expenses	85
Interest payable	87
Investment purchases payable	800
Life insurance policies in process of settlement	325
Reinsurance liabilities	55
Trade creditors	54
Other payables	
- HHG Group[1]	23
- Other entities	745
Total payables	**2,174**

Note:
1. The balance relates to normal trading activities.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

14. PROVISIONS

	As at 30 June 2003 $m
Employee entitlements	127
Redundancy, property and other restructuring provisions	293
Other provisions	142
Total provisions	**562**

15. BORROWINGS

	As at 30 June 2003 $m
Bank loans	471
Bank overdrafts	83
Bonds and notes[1][2]	2,191
Deposits	1,943
Other loans	213
Restructure of borrowings[3]	(382)
Total borrowings	**4,519**

Notes:

1. *Balance reflects the repayment of a $98m (£40m) loan maturing in November 2003.*
2. *Includes $1,267m corporate borrowings, all transferred from the HHG Group as part of the demerger process.*
3. *It has been assumed as part of the demerger that $600m of corporate borrowings and corporate subordinated debt will be restructured. For illustrative purposes only in this pro-forma special purpose financial report, the restructure is assumed to take place on a pro-rata basis between corporate borrowings ($382m) and corporate subordinated debt (excluding AMP Income Securities) ($218m). The nature and actual allocation of the restructure has yet to be determined.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

16. SUBORDINATED DEBT

	As at 30 June 2003 $m
AMP Income Securities (guaranteed perpetual floating rate notes at 3 month BBSW + 1.3%)[1][2]	1,240
Subordinated Floating Rate Note (3 month BBSW + 0.56% maturing in April 2009)	100
6.875% GBP Subordinated Guaranteed Bonds (maturing 2023)[2]	318
7.125% GBP Subordinated Guaranteed Step-Up Bonds (maturing 2019)[2]	405
Restructure of subordinated debt[3]	(218)
Total subordinated debt	**1,845**

Notes:

1. *AMP Income Securities - interest is payable quarterly but may be deferred in limited circumstances where AMP Limited has not proposed, declared or paid an ordinary dividend for a certain period. However, payments would only be permanently foregone in the rare circumstance where there is no ordinary dividend for more than two consecutive financial years. The income securities can be redeemed at par at AMP's option from 10 February 2005 onwards.*
2. *These items are corporate subordinated debt.*
3. *It has been assumed as part of the demerger that $600m of corporate borrowings and corporate subordinated debt will be restructured. For illustrative purposes only in this pro-forma special purpose financial report, the restructure is assumed to take place on a pro-rata basis between corporate borrowings ($382m) and corporate subordinated debt (excluding AMP Income Securities) ($218m). The nature and actual allocation of the restructure has yet to be determined.*

17. CONTRIBUTED EQUITY

	As at 30 June 2003 $m
Issued and paid up capital	
Contributed equity	**5,373**

Note:

1. *The treatment of share options is discussed in section 9 of the document.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

18. RESERVES AND RETAINED PROFITS

	As at 30 June 2003 $m
(a) Capital reserve[1]	
Balance at the end of the period	**510**
(b) Foreign currency translation reserve[2]	
Balance at the end of the period	(8)
(c) Shareholders' retained profits[3][4]	
Balance at the end of the period	(8)
(d) Capital loss reserve[5]	
Balance at the end of the period	(2,467)

Notes:

1. *The capital reserve is the balance remaining from the amount capitalised in 1998 on the demutualisation of AMP Society after allotting shares to former members under the terms of the demutualisation. Minor adjustments are made from time to time which involve the issue of further shares to former members.*
2. *Exchange differences arising on translation of foreign controlled entities within the Group are taken to the foreign currency translation reserve as described in Note 1(s).*
3. *The 2003 interim dividend has not been reflected in the pro-forma financial statements in accordance with Australian Accounting Standards*
4. *Dividends to the AMP shareholders, including the 2003 interim dividend are paid out of the retained profits of the AMP Limited entity.*
5. *The Capital loss reserve reflects the impact of accounting for the demerger at fair value as defined under Australian Generally Accepted Accounting Principles as required for business separations of this type. This fair value is different from the measurement basis used up to the time of demerger (being a combination of market value, net present value, historic cost and Margin on Services principles as required by applicable Australian Accounting Standards).*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

19. OUTSIDE EQUITY INTERESTS

	As at 30 June 2003 $m
Outside equity interest in controlled entities	
Subscribed capital in unit trusts	2,455
Retained profits in unit trusts	22
Share capital in companies	11
Total other equity interests in controlled entities	**2,488**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

20. LIFE INSURANCE BUSINESS

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
(a) Analysis of life insurance premium and related revenue				
Total premiums received and receivable	10,882	10,338	10,158	4,109
Inward reinsurance premiums	(1)	-	-	-
Reinsurance and other recoveries	51	41	22	12
Total premium and related revenue	**10,932**	**10,379**	**10,180**	**4,121**
(b) Analysis of life insurance operating expenses				
Claims paid and payable	(11,293)	(9,826)	(11,027)	(4,878)
Change in net policy liabilities and unvested policyholder benefits	(1,589)	(1,184)	3,475	178
Policy acquisition expenses				
- Commission	(127)	(139)	(112)	(51)
- Other	(232)	(213)	(166)	(81)
Policy maintenance expenses				
- Commission	(98)	(102)	(121)	(62)
- Other	(469)	(465)	(429)	(220)
Investment management expenses	(121)	(119)	(102)	(64)
Interest				
- Deposits	(16)	(8)	-	(3)
- Borrowings	(173)	(15)	-	(1)
Other	(1)	-	6	(34)
Life insurance operating expenses	**(14,119)**	**(12,071)**	**(8,476)**	**(5,216)**
(c) Analysis of life insurance results[1]				
Components of operating profit after income tax attributable to shareholders include:				
- Planned margins of revenues over expenses released	294	306	239	114
- Profits (losses) arising from difference between actual and assumed experience	22	2	1	(6)
- Capitalised (losses) reversals	(3)	-	(1)	1
- Investment earnings on assets in excess of policy liabilities within the life insurance funds[1]	496	140	(37)	61
Net profit after income tax attributable to shareholders arising from the life insurance funds	**809**	**448**	**202**	**170**

Note:

1. *These results reflect the investment earning on shareholder capital held in the Group's various life insurance funds. This shareholder capital includes the amount to meet relevant regulatory requirements and to support their operations.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

20. LIFE INSURANCE BUSINESS (continued)

	As at 30 June 2003 $m
(d) Policyholder liabilities	
Value of policyholder liabilities – projection method[1]	
Best estimate liability	
- Value of future policy benefits[2]	13,346
- Value of future expenses	1,947
- Value of future premiums	(6,305)
Total best estimate liability – projection method	**8,988**
Value of future profits	
- Policyholder bonuses[3]	1,677
- Shareholders' profit margins	1,265
Total value of future profits – projection method	**2,942**
Value of policyholder liabilities – accumulation method[4]	
Policyholder liability	
- Value of future policy benefits	33,404
- Value of future acquisition expenses	(475)
Total policyholder liability – accumulation method	**32,929**
Value of declared bonus[5]	231
Policy liabilities ceded under reinsurance	458
Unvested policyholder benefits	852
Total policyholder liabilities	**46,400**
Policyholder liabilities subject to capital guarantees	**19,094**

Notes:

1. *For business valued by the projection method, the value of future charges for acquisition expenses is not an identified component of the policy liabilities.*
2. *Future policy benefits include bonuses credited to policy owners in prior periods but exclude current year and future bonuses.*
3. *Future bonuses exclude current year bonuses.*
4. *Where the accumulation method of valuation is used, policy liabilities are divided into the two components - value of future policy benefits and value of future charges for acquisition expenses.*
5. *No formal distribution is made to policyholders at a half-year. However, an interim provision for bonuses is established to ensure a realistic estimate of non-shareholder equity is presented.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

20. LIFE INSURANCE BUSINESS (continued)

(e) Life insurance policy liabilities valuation
Policy liabilities, and hence the net profit of life insurance businesses, are established by applying the principles of Margin on Services ("MoS"). (Refer to Note 1 for a description of MoS and the methods for calculating policy liabilities under it.)

The policy liabilities and solvency reserves for AMP's life insurance business have been determined at the reporting dates, using actuarial methods and assumptions as summarised in this Note. The Appointed Actuary of AMP Life has, at each valuation date, been satisfied as to the accuracy of the data used in those calculations.

The methods and profit carriers used to calculate policy liabilities for particular policy types are as follows:

Business Type	Method	Profit Carriers (for business valued using projection method)
Conventional	Projection	Bonuses
Investment account	Projection / Modified Accumulation	Interest credits
Investment-linked	Projection / Accumulation	Assets under management charges
Allocated annuity	Accumulation / Modified Accumulation	Interest Credits
Risk	Projection / Accumulation	Expected claim payments
Annuity	Projection	Annuity payments

For group investment account business and some individual investment account business, a modified accumulation approach is used which allows for the fact that crediting rates are determined by reference to investment income over a period longer than one year.

Approximate methods have been used in the calculation of policy liabilities for some products for which the liabilities and profits are not material.

Set out below is a summary of the key assumptions used in the calculation of policy liabilities.

(i) Discount Rates (Investment Earnings)
For products matched closely by portfolios of fixed interest securities, the assumed earning rate is the implied yield on the total portfolio of matching assets less an appropriate margin for default risk.

The assumed earning rates for other business are largely driven by long term (eg. 10 year) government bond yields. The bond yields used at the relevant valuation dates are:

	Australia	New Zealand
30 June 2003	5.1%	5.4%
31 December 2002	5.2%	6.2%
31 December 2001	6.1%	6.9%
31 December 2000	5.5%	6.1%

For products backed by mixed portfolios of shares, property and fixed interest securities, the assumption then varies with the proportion of each asset sector backing the product. Assumed earning rates for each asset sector are determined by adding to the bond yield various risk premia which reflect the relative differences in expected future earning rates for different countries and asset sectors. The risk premia applicable at the relevant valuation dates, excluding any allowance for imputation credits, are:

	Australia				New Zealand			
	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Local Equities	4.0%	4.0%	3.5%	3.7%	3.1%	3.1%	3.6%	3.9%
International Equities	3.0%	3.0%	2.9%	2.7%	3.0%	3.0%	2.9%	2.7%
Property	2.0%	2.0%	2.4%	2.0%	2.0%	2.0%	2.0%	2.0%
Corporate Bonds	0.0%	0.5%	0.5%	0.5%	0.0%	0.5%	0.5%	0.5%
Other Fixed Interest	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Cash	-1.0%	-1.0%	-1.0%	-1.0%	-1.0%	-1.0%	-1.0%	-1.0%

Prior to 31 December 2002, an explicit allowance was made in the total earning rates for transaction costs, averaging 0.2%. Since then, no explicit allowance has been made, the cost being allowed for implicitly in the risk premia.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

20. LIFE INSURANCE BUSINESS (continued)

In respect of the participating business of AMP, the averages of the asset mixes assumed for the purpose of setting investment assumptions at the relevant valuation dates are:

	Australia				New Zealand			
	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Equities	43%	37%	33%	30%	55%	56%	43%	43%
Property	22%	19%	18%	13%	19%	21%	19%	19%
Fixed Interest	35%	33%	34%	43%	26%	23%	38%	38%
Cash	-	11%	15%	14%	-	-	-	-

The asset mixes disclosed above in respect of 2002 and 2001 may be slightly different from those disclosed previously due to minor changes to ensure a consistent disclosure in respect of all life insurance funds.

Changes in asset mix for other classes of business have not been material.

Where the assumption used is net of tax, then tax on investment income is allowed for at rates appropriate to the country, class of business and asset sector, including any allowance for imputation credits on equity income. For this purpose, the total return for each asset sector is split between income and capital gains. The actual split has varied at each valuation as the total return has varied.

(ii) Future Growth in Unit Prices
For investment-linked business the assumed future rates of growth of unit prices are the discount rates (determined as above) less appropriate allowance for management fees, consistent with the terms of the contract.

(iii) Future Participating Benefits
For participating business, the total value of future bonuses (and the associated shareholders' profit margin) which is included in policy liabilities is the amount supported by the value of supporting assets after allowing for the assumed future experience. The pattern of bonuses and shareholder profits assumed to emerge in each future year then depends on the relationship between reversionary bonus (or interest credits) and terminal bonus. This relationship is set to reflect the philosophy underlying actual bonus declarations.

Actual bonus declarations are determined to reflect, over time, the investment returns of the particular fund and other factors in the emerging experience and management of the business. These factors include allowance for an appropriate degree of benefit smoothing, reasonable expectations of policyholders, equity between generations of policyholders and across different classes and types of business, and on-going solvency and capital adequacy.

Given the many factors involved, the range of bonus structures and rates for AMP's participating business is extremely diverse.

(iv) Future Maintenance Expenses
Unit maintenance costs are based on budgeted expenses in the year following the reporting date (including GST as appropriate and excluding one-off expenses). For future years, these are increased for inflation as described below. These expenses include fees charged to the life funds by service companies. Unit costs vary by product line and class of business based on an apportionment which is supported by expense analyses.

At 30 June 2003 the budgeted expenses have been adjusted for the actual experience in the year to date and the allocation of expenses between products and expense categories has been based on an updated expense analysis.

Future investment expenses are based on the fees currently charged by the asset managers.

(v) Inflation and Indexation
Benefits and premiums under many regular premium policies are automatically indexed. Assumed future take-up of these indexation options is based on AMP's own experience. For the purpose of this indexation, the annual inflation rates assumed at the relevant valuation dates are:

	Australia	New Zealand
30 June 2003	2.1%	2.2%
31 December 2002	2.1%	2.6%
31 December 2001	2.6%	2.4%
31 December 2000	1.8%	1.7%

The assumptions for expense inflation are also based on these rates, having regard, as appropriate, to the terms of the relevant service company agreement.

(vi) Basis of Taxation
The bases of taxation in each country (including deductibility of expenses) are assumed to continue in accordance with legislation current at the valuation date.

Refer to Note 6 for details.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

20. LIFE INSURANCE BUSINESS (continued)

(vii) Voluntary Discontinuance
Assumptions for the incidence of withdrawals, paid-ups and premium dormancy are based on investigations of AMP's own experience.

The rates are based upon individual global rates for each of the product groups which are then adjusted for either duration or age attained, as appropriate. Given the variety of influences affecting discontinuance for different product groups the range of voluntary discontinuance rates across AMP is extremely diverse.

Future rates of discontinuance used at the half year ending 30 June 2003 are unchanged from those assumed at 31 December 2002 except for:
- rates for allocated annuities and investment linked retail superannuation products have been increased by 2%p.a., and
- rates for investment linked business in New Zealand have increased by between 1.5%p.a. and 2.0%p.a..

Since 31 December 2000 withdrawal assumptions have, in general, gradually increased, reflecting trends in underlying experience.

(viii) Surrender Values
The surrender bases assumed are those current at the reporting date. There have been no changes to these since 31 December 2000 which would materially affect the valuation results.

(ix) Mortality & Morbidity
Standard mortality tables, based on national, international or industry wide data, are used (e.g. IA95-97 and IM(F)80). They are then adjusted by factors which take account of AMP's own experience. For annuity business adjustment is also made for mortality improvements since the standard tables were published and for some potential improvement in the future.

Rates of mortality assumed at 30 June 2003 are unchanged from those assumed at 31 December 2002.

Since 31 December 2000 there have been some reductions in rates of mortality consistent with trends in underlying experience. In particular, underlying mortality rates for annuitants are, on average, around 10% lower than would have applied had assumptions not changed, while the rate of future improvement in annuitant mortality is also higher, on average, by about 1%p.a.. Reductions in non-annuitant mortality assumptions have been minor, except in respect of riders on investment-linked policies where the assumed mortality rates are now 10% lower than was assumed at 31 December 2000.

For the incidence of lump sum disability, standard tables are not available and so the assumptions are based on AMP and industry experience. There have been no significant changes to these assumptions since 31 December 2000.

For Australian disability income business, the most suitable table available is CIDA85, which is based on North American experience. It is adjusted for AMP's experience with the adjustment dependent on age, sex, waiting period, occupation, smoking status and claim duration. As at 30 June 2003 changes have been made to the occupation factors such that, on average, the assumed rates of claim incidence are about 4% lower than those assumed at 31 December 2002, although this is offset by increases in the average expected claim duration of less than 2%.

This continues the trend since 31 December 2000, which reflects underlying experience. Assumed rates of claim incidence are now about 10% lower than would have applied had assumptions not changed, while expected claim durations are longer by less than 2% on average.

(f) Policy Acquisition Costs - Life Insurance
Policy acquisition costs are the fixed and variable costs of acquiring new business and include the related commission, policy issuing and underwriting costs, agency expenses and other sales costs. The actual acquisition costs incurred in life businesses are recorded in the statement of financial performance.

The future recovery of acquisition costs is taken into account in determining life insurance policy liabilities. The acquisition costs to be recovered are determined as the excess (if any) of the actual costs incurred over the explicit initial policy charges. Losses are recognised at inception where future revenues are insufficient to recover net acquisition costs.

(g) Unvested Policyholder Benefits
For those Australian and New Zealand life insurance funds which include participating business, part of the assets in excess of the policy and other liabilities calculated under MoS is attributed to policyholders. Under the Life Act this is referred to as Policy Owner Retained Profits.

For the purpose of reporting under Accounting Standard AASB1038 this same amount is referred to as Unvested Policyholder Benefits and is treated as liabilities due to policyholders, although it is yet to be vested in specific policyholder entitlements.

(h) Restrictions on Assets
Investments held in the life funds can only be used within the restrictions imposed under the Life Act and associated rules and regulations. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency, capital adequacy and other regulatory requirements are met.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

20. LIFE INSURANCE BUSINESS (continued)

(i) Solvency and Capital Adequacy
Life insurance companies are required to hold prudential reserves over and above their policy liabilities, as a buffer against adverse experience and poor investment returns. These prudential reserving requirements are laid down by the Life Act and accompanying actuarial standards. AMP Life holds additional amounts to ensure a higher level of security for policyholder benefits.

Under the Life Act there are two separate requirements which must be met by each life insurance fund.

The solvency requirement is the absolute minimum which must be satisfied for the business to be allowed to continue to operate. Its purpose is to ensure, as far as practicable, that at any time the fund will be able to meet all existing policy and other liabilities as they become due.

The Appointed Actuary of AMP Life has, at each valuation date, confirmed that the available assets of each statutory fund have exceeded the solvency reserve required at all times during the preceding period. Across all the statutory funds, the excess assets, expressed as a percentage of the solvency reserve, at the relevant valuation dates were:

30 June 2003	68%
31 December 2002	58%
31 December 2001	77%
31 December 2000	59%

The capital adequacy requirement is a higher requirement which must be satisfied for the business to be allowed to make distributions to its shareholders and to operate without regulatory intervention. Its purpose is to ensure, as far as practicable, that there is sufficient capital in each fund for the continued conduct of the life insurance business, including writing new business, in a way which is in the interests of policyholders and in accordance with the Life Act.

The Appointed Actuary of AMP Life has, at each valuation date, confirmed that the available assets of each statutory fund have exceeded the capital adequacy reserve required at all times during the preceding period. The capital adequacy reserve is defined as the solvency reserve, plus the difference between the capital adequacy requirement and the solvency requirement. Across all the statutory funds, the excess assets, expressed as a percentage of the capital adequacy reserve, as at 30 June 2003 was 58%.

(j) Disaggregated Information
All of AMP's life insurance business is conducted through AMP Life Limited.

Under the Life Act, the life insurance business is conducted within one or more separate statutory funds which are distinguished from each other and from the shareholders' fund. The financial statements of AMP Life, prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance Statutory Funds, and the Shareholders Fund.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

21. GENERAL INSURANCE BUSINESS

	As at 30 June 2003 $m
(a) Outstanding claims - general insurance [1]	
Expected future claims payments - undiscounted	2,389
Discount to present value	(263)
Total outstanding claims	**2,126**
Current	884
Non-current	1,242
Total outstanding claims	**2,126**
The liability for outstanding claims is segmented as follows:	
Direct insurance	733
Inwards reinsurance	1,393
Total outstanding claims	**2,126**

(b) Outstanding claims details

The following range of inflation rates (normal and superimposed) and discount rates were used in the measurement of outstanding claims and reinsurance recoveries:

	For half year ended 30 June 2003	
	Half Year ending 30 June 2004 %	Subsequent half years %
Direct insurance		
Inflation rate[2]	0-9.0	0-9.0
Discount rate	1.0-4.8	1.2-5.3
Inwards reinsurance		
Inflation rate[2]	-	-
Discount rate	3.0-4.0	3.0-4.0

Economic inflation decreases the purchasing power of money and superimposed inflation is the escalation of claim payments due to changes in court awards and community attitudes etc.

The weighted average expected term to settlement of the outstanding claims from the balance date is estimated to be 3.3 years for direct insurance and 3.9 years for inward reinsurance.

Notes:

1. Reinsurance claims recoverable are included in Receivables (Note 7).

2. For inwards reinsurance and some direct insurance, inflation is allowed for implicitly in the method used to determine outstanding claims.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

22. NOTES TO THE PRO-FORMA STATEMENT OF CASH FLOWS

	12 months ended 31 December 2002 $m	6 months ended 30 June 2003 $m
(a) Reconciliation of the net profit after income tax before corporate borrowing costs to cash flows from operating activities before corporate borrowing costs		
Net profit after income tax before corporate borrowing costs	369	272
Depreciation of operating assets	47	13
Amortisation and writedown of intangibles	46	21
Net profit (loss) on sale of investments and operating assets	485	(68)
Decrease (increase) in investment asset values	3,434	166
Dividend income reinvested	(349)	(137)
Decrease (increase) in receivables and other assets	76	51
(Decrease) increase in net policy liabilities	(3,474)	(178)
(Decrease) increase in income tax provisions	(282)	86
(Decrease) increase in other creditors	(449)	(310)
Cash flows from operating activities before corporate borrowing costs	(97)	(84)

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

22. NOTES TO THE PRO-FORMA STATEMENTS OF CASH FLOWS (continued)

	6 months ended 30 June 2003 $m
(b) Financing arrangements	
(i) Overdraft facilities	
Bank overdraft facility available	450
(ii) Credit standby facilities	
Revolving and standby credit facilities	
Available	1,382
Used	-
Unused	**1,382**
(iii) Loan facilities	
In addition to facilities arranged through bond and note issues (refer Notes 15 & 16), financing facilities are provided through bank loans under normal commercial terms and conditions.	
Available	766
Used	(683)
Unused	**83**
(iv) Bond and note funding programs	
Available	19,257
Used	(2,188)
Unused	**17,069**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

23. CONTROLLED ENTITIES

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
1 York Street Holdings Pty Limited	Australia	Ord		100
145 Old Pittwater Road Pty Limited	Australia	Ord		100
255 George Street Investment A Pty Limited	Australia	Ord		100
255 George Street Investment B Pty Limited	Australia	Ord		100
500 Collins Street Pty Limited	Australia	Ord A,B,C		100
A and B Properties Pty Limited	Australia	Ord		100
A.C.N. 063 600 260 Pty Limited	Australia	Ord		100
A.C.N. 086 091 643 Pty Limited	Australia	Ord		100
A.C.N. 086 091 689 Pty Limited	Australia	Ord	2	-
Abbey Capital Properties (NSW) Pty Limited	Australia	Ord		100
Abbey Capital Real Estate Pty Limited	Australia	Ord		100
ADP NZ Finance Company Limited	NZ	Ord		100
AG Australia Holdings Limited	Australia	Ord		100
AG Life Limited	Australia	Ord		100
Allmarg Corporation Limited	NZ	Ord, Pref		100
AMP (Bermuda) Limited	Bermuda	Ord, Red Pref		100
AMP (UK) Finance Services Plc	UK	Ord	4	100
Magnify Financial Planners Limited (formerly AMP AFSL Limited)	Australia	Ord		80
AMP Annuities Limited	Australia	Ord	2	-
AMP ASAL Pty Ltd	Australia	Ord		100
AMP Australia Nominees Pty Limited	Australia	Ord		100
AMP Australian Financial Services Holdings Limited	Australia	Ord		100
AMP Australian Real Estate Holdings Pty Limited	Australia	Ord		100
AMP Bank Limited	Australia	Ord		100
AMP Bayswater Coal Pty Limited	Australia	Ord	2	-
AMP Capital Holdings Limited	NZ	Ord		100
AMP Capital Investments Limited	NZ	Ord A,B, Pref		90
AMP Capital Investments No. 2 Limited	NZ	Ord A,B, Pref		90
AMP Capital Investments No. 4 Limited	NZ	Ord A,B, Pref		90
AMP Capital Investments No. 5 Limited	NZ	Ord A,B, Pref		90
AMP Capital Investments No. 7 Limited	NZ	Ord A,B, Pref		90
AMP Capital Investments No. 8 Limited	NZ	Ord A,B, Pref		90
AMP Capital Investments No. 9 Limited	NZ	Ord A,B, Pref		90
AMP Capital Investments No. 10 Limited	NZ	Ord A,B, Pref		90
AMP Capital Investments No. 11 Limited	NZ	Ord A, B		90
AMP Capital Investments No. 12 Limited	NZ	Ord A, B		90
AMP Chile Holdings Limitada	Chile	N/A		100
AMP Consulting Pty Limited	Australia	Ord	2	-
AMP Custodial Investments No. 1 Limited	NZ	Ord A,B, Pref		90
AMP Custodian Services (NZ) Limited	NZ	Ord		100
AMP Finance Limited	Australia	Ord		100
AMP Finance Services Limited	Australia	Ord		100
AMP Financial Investment Group Holdings Limited	Australia	Ord		100
AMP Financial Planning Pty Limited	Australia	Ord		100
AMP Financial Services (Asia) Pte Limited	Singapore	Ord		100
AMP Financial Services Holdings Limited	Australia	Ord		100
AMP GBS Limited	Australia	Fixed		100
AMP General Insurance Holdings Limited	Australia	Ord		100
AMP General Insurance Limited	Australia	Ord		100
AMP GI Distribution Pty Limited	Australia	Ord		100

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

23. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
AMP Global Property Investments Pty Limited	Australia	Ord		100
AMP Group Finance Services Limited	Australia	Ord		100
AMP Group Holdings Limited	Australia	Ord		100
AMP Group Services Limited	Australia	Ord		100
AMP Guardians Pty Limited	Australia	Ord		100
AMP Henderson Asset Management Limited	Australia	Ord		100
AMP Henderson Global Investors (New Zealand) Limited	NZ	Ord		100
AMP Henderson Global Investors Limited	Australia	Ord		100
AMP Henderson Holdings Limited	Australia	Ord		100
AMP Henderson Property Nominees Limited	Australia	Ord		100
AMP Henderson Property No.1 Limited	Australia	Ord	1	100
AMP Holdings Limited	Australia	Ord A,B, B Class Red Pref		100
AMP IFA Holdings Limited	Australia	Ord A,B		100
AMP Insurance Investment Holdings Pty Limited	Australia	Ord		100
AMP International (Holdings) SA	Luxembourg	Ord		100
AMP International Management Services SA	Luxembourg	Ord		100
AMP Investment Management (NZ) Limited	NZ	Ord		100
AMP Investment Services No. 2 Pty Limited	Australia	Ord		100
AMP Investment Services Pty Limited	Australia	Ord		100
AMP Japan Co. Limited	Japan	Ord		100
AMP Life Limited	Australia	Ord		100
AMP Macquarie Holding Pty Limited	Australia	Ord	1	100
AMP Macquarie Pty Limited	Australia	Ord	1	100
AMP-Medallist Investor, Inc	USA	Ord	2	-
AMP NZSSP Trustee Limited	NZ	Ord		100
AMP Overseas Investments (NZ) Limited	NZ	Ord		100
AMP Pacific Fair Pty Limited	Australia	Ord	1	100
AMP Personal Investment Services Limited	Australia	Ord		100
AMP Private Capital New Zealand Limited	NZ	Ord		100
AMP Private Capital No. 2 Pty Limited	Australia	Ord		100
AMP Private Capital NZ Holdings Limited	NZ	Ord		100
AMP Private Investments Pty Limited	Australia	Ord		100
AMP Property Investments (Qld) Pty Limited	Australia	Ord		100
AMP Real Estate Pty Limited	Australia	Ord		100
AMP Remuneration Reward Plans Nominees Pty Limited	Australia	Ord		100
AMP Enterprises Co Ltd (formerly AMP Securities Co. Limited)	Japan	Ord		100
AMP Service Software Development (NZ) Limited	NZ	Ord		100
AMP Services (NZ) Limited	NZ	Ord		100
AMP Services Holdings Limited	Australia	Ord		100
AMP Services Limited	Australia	Ord		100
AMP Shopping Centres Pty Limited	Australia	Ord		100
AMP Society Pty Limited	Australia	Ord	2	-
A.M.P. Superannuation Limited	Australia	Ord		100
AMP Superannuation (NZ) Limited	NZ	Ord		100
AMP Superannuation Investment Trustee (NZ) Limited	NZ	Ord		100
AMP US Holding Co	USA	Ord		100
AMP VH-OEI No.1 Pty Limited	Australia	Ord	1	100

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

23. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
AMP VH-OEI No.2 Pty Limited	Australia	Ord	1	100
A.M.P. Workers' Compensation Services (N.S.W.) Limited	Australia	Ord	2	-
AMP Workers' Compensation Services (VIC) Limited	Australia	Ord	2	-
AMP/ERGO Mortgage and Savings Limited	NZ	Ord		100
AMPG (1992) Limited	Australia	Ord		100
Arrive Wealth Management Limited	Australia	Ord		100
Australian Mutual Provident Society Pty Limited	Australia	Ord		100
Australian Securities Administration Limited	Australia	Ord		100
Balclutha Holdings Limited	NZ	Ord,Pref		100
Bolfend Pty Limited	Australia	Ord		100
Carillon Avenue Pty Limited	Australia	Ord		100
Cloud Investments Limited	NZ	Ord		100
Cobalt Runoff Services Limited	Australia	Ord		100
Collins Place No. 2 Pty Limited	Australia	Ord		100
Collins Place Pty Limited	Australia	Ord		100
Commercial & Industrial Management Pty Limited (formerly AMP Commercial Property Management Pty Limited)	Australia	Ord		100
Compania Contractual Minera Equatorial Resources	Chile	Ord		96
Compania Contractual Minera Leonor	Chile	Ord A,B		96
Compania Contractual Minera Pabellon	Chile	Ord		49
Culinary Air Limited	NZ	Ord		100
Eagle Tow ers Pty Limited	Australia	Ord		100
ELOANNZ.CO.NZ LIMITED	NZ	Ord		100
Equatorial Mineral Park, Inc	USA	Ord	2	-
Equatorial Mining Limited	Australia	Ord		96
Equatorial Mining North America, Inc	USA	Ord, Pref		96
Equatorial Nova Scotia Corp	Canada	Ord		96
Equatorial Resources Limited	Bermuda	Pref		96
Equatorial Tonopah, Inc	USA	Ord, Pref		96
Equatorial Treasure Limited	Bermuda	Ord, Pref		96
ERGO Personal Financial Services Limited	NZ	Ord		100
Financial Services Distribution Limited	NZ	Ord		100
Forms Investment Limited	NZ	Ord		100
Frozen Foods Investment Limited	NZ	Ord		100
Gordian Mortgage Insurance Limited	Australia	Ord		100
Gordian RunOff (UK) Limited	UK	Ord		100
Gordian RunOff Limited	Australia	Ord		100
Henderson Private Capital Pty Limited (formerly AMP Private Capital Pty Limited)	Australia	Ord		100
Hillross Financial Services Pty Limited	Australia	Ord		100
INSSA Pty Limited	Australia	Ord		100
Inversiones Mineras Los Andes Limitada	Chile	Ord		99
Investment Services Nominees Pty Limited	Australia	Ord		100
Jetcloud Pty Limited	Australia	Ord		100
Kadella Park Pty Limited	Australia	Ord		100
Kent Street Pty Limited	Australia	Ord		100
KMH Holdings Pty Limited	Australia	Red Pref		100
Knox City Shopping Centre Investments (No. 2) Pty Limited	Australia	Ord		100

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

23. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Maritime Insurance Agency (NZ) Limited	NZ	Ord		100
Maritime Insurance Agency Pty Ltd	Australia	Ord		100
Medallist AMP Golf Holdings Pty Limited	Australia	Ord	2	-
Merson (Qld) Pty Limited	Australia	Ord		100
Merson Property Pty Limited	Australia	Ord, Red Pref		100
Mowla Pty Limited	Australia	Ord		100
Muirfield Properties Pty Limited	Australia	Ord		100
Narrawa Pty Limited	Australia	Ord		100
Premier One Mortgage Advice Pty Limited	Australia	Ord		85
Priority One Agency Services Pty Ltd	Australia	Ord		100
Priority One Financial Services Limited	Australia	Ord		100
Quay Asset Management (Asia) Sdn Bhd	Malaysia	Ord		100
Quay Mining Pty Limited	Australia	Ord		100
SADS Pty Limited	Australia	Ord		100
SAPM Limited	Australia	Ord, Red Pref		100
Scrabster Bay Limited	Australia	Ord	3	100
Seek Holdings (NZ) Limited	NZ	Ord		100
Shanghai AMP Property Co Limited	China	Ord		81
South Pacific Agricultural Company Pty Limited	Australia	Ord		100
SPP No.1 (Mona Vale) Pty Limited	Australia	Ord	1	100
SPP No.1 (Rosebery) Pty Limited	Australia	Ord	1	100
SPP No.1 Holdings Pty Limited	Australia	Ord	1	100
Stanbroke Pastoral Company Pty Limited	Australia	Ord		100
Tecient Pty Limited (formerly Genlis Pty Limited)	Australia	Ord		100
TGI Australia Limited	Australia	Ord		100
The India Infrastructure Fund LLC	Mauritius	Red Pref		100
TOA Pty Limited	Australia	Ord		100
Tonopah, CTMC, Inc	USA	Ord	1	96
Valley Beef Company Pty Limited	Australia	Ord		55
VHD Holdings Pty Limited (in Liquidation)	Australia	Ord	3	100
Victoria Avenue Nominees Limited	Australia	Ord		100
Warringah Mall Holdings Pty Limited	Australia	Ord		100
Warringah Mall Pty Limited	Australia	Ord		100
Waterfront Place (No. 2) Pty Limited	Australia	Ord		100
Waterfront Place (No. 3) Pty Limited	Australia	Ord		100
WCI Holdings Pty Limited	Australia	Ord	2	-

Notes:

1. Acquired in the first half of 2003.

2. Disposed in the first half of 2003.

3. Voluntary winding up was commenced in 2002.

4. AMP (UK) Finance Services Plc was transferred from HHG Group as part of the restructure leading up to the demerger.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

23. CONTROLLED ENTITIES (continued)

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	Ref	% Holdings 2003
3i Europe Investment Fund	Australia		100
AMP Active Quant Share Fund	Australia		51
AMP Henderson Direct Property Retail Portfolio	Australia		100
AMP Henderson Enhanced Yield Fund	Australia		100
AMP Henderson Structured High Yield Fund	Australia		58
AMP Investments Asia Pacific Power Fund	Australia		100
AMP Investments Australian Energy Fund	Australia		82
AMP Investments Australian Pacific Airports Fund	Australia		58
AMP Investments Infrastructure Debt Fund	Australia		67
AMP New Zealand Property Fund	NZ		71
AMP Premium Property Trust	NZ		100
AMP Property Securities Fund	NZ		75
AMP Private Capital Trust No.4	Australia		100
AMP US Property Trust	Australia		100
AMP Wholesale Shopping Centre Trust No 1	Australia		100
AMP Wholesale Shopping Centre Trust No 2	Australia		90
AMPAM Bull Ring Fund	Australia		100
AMPAM Martineau Fund	Australia		100
AMPAM Martineau Galleries Fund	Australia		100
Australian Corporate Bond Fund	Australia		78
Australian Energy Fund No.2	Australia		50
Australian Equity Market Neutral Fund	Australia		100
Australian Share Ex AMP Fund	Australia		94
Australian Share Index Fund	Australia		78
BT Wholesale International Share Fund	Australia		68
Barclays Hedged International Share Fund	Australia		100
Bishopsgate Property Trust	Australia		100
Bourke Place Unit Trust	Australia		57
Combined Asia Share Fund	Australia		100
Diversified Income Fund	Australia		98
Diversified Hi Yield Fund	Australia		51
Diversified Utility Trust No 1	Australia		100
Diversified Utility Trust No 2	Australia		100
Emerging Market Bond Fund	Australia		56
Enhanced Index Share Fund	Australia		53
Enhanced Property Securities Index Fund	Australia		94
Future Direction Aust Bond Fund	Australia		78
Future Direction International Bond Fund	Australia		80
Future Directions Australian Share Fund	Australia		85
Future Directions Conservative Fund	Australia		100
Future Directions Extended Markets International Share Fund	Australia		100
Future Directions Fund	Australia		100
Future Directions Growth Fund	Australia		98
Future Directions High Growth Fund	Australia		100
Future Directions International Share Fund	Australia		89
Future Directions Moderate Growth Fund	Australia		100
Global Emerging Market Share Fund	Australia		78

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

23. CONTROLLED ENTITIES (continued)

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	Ref	% Holdings 2003
Global Grow th Opportunities Fund	Australia		79
Global Property Securities Fund	Australia		87
Hedged International Share Fund	Australia		86
Highw ay Trust	Australia		100
International Share Index Fund	Australia		91
Invesco Wholesale Grow th Pooled Superannuation Trust	Australia		56
Kent Street Investment Trust	Australia		100
Kent Street Unit Trust	Australia		100
Lazard Freres Global Equities Fund	Australia		100
Merril Lynch Mercury Balanced Pooled Super Fund	Australia		57
Merril Lynch Mercury Capital Stable Pooled Super Trust	Australia		89
Monash House Trust	Australia		100
Office Building Trust	Australia		100
Property Income Fund	Australia		77
Sagitta Rothschild Balanced Superannuation Trust	Australia		61
Sagitta Rothschild Conservative Superannuation Trust	Australia		84
Satellite Property Portfolio No 1	Australia		100
Sustainable Future Australian Share Fund	Australia		59
TAA Trust	Australia		100
The Pinnacle Fund	Australia		99

Note:

As part of the restructure leading to the demerger, AMP will acquire from HHG the equity unit in the AMP Reset Preferred Securities Trust.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

24. INVESTMENTS IN ASSOCIATED ENTITIES

Details of investments in associated entities are as follows:

COMPANIES[1] NAME OF ENTITY	PRINCIPAL ACTIVITY	Ownership Interests 30 June 2003 %	Carrying amount 30 June 2003 A$m
Held by the life insurer			
Gove Aluminium Finance Limited	Aluminium smelting	30	213
Power Partnership Pty Limited	Electricity distribution	32	251
Others (each less than A$50 million)			91
Total investments in associated entities			**555**

Note:

1. The balance date for all significant associated companies is 31 December. The balance date for all significant associated unit trusts is 30 June.

Details of investments in associated unit trusts are as follows:

UNIT TRUSTS[1] NAME OF TRUST	PRINCIPAL ACTIVITY	Ownership Interests 30 June 2003 %	Carrying amount 30 June 2003 A$m
Held by the life insurer			
No. 1 Spring Street Trust	Investment trust	50	77
AMP Investments Global Equity Fund (NZ)	Investment trust	20	68
AMP Investments Infrastructure Equity Fund	Investment trust	34	94
AMP Investments' World Index Fund	Investment trust	36	125
AMP Office Trust	Investment trust	21	217
AMP Property Securities Trust	Investment trust	23	53
Australian Bond Index Fund	Investment trust	41	217
Barclays Diversified Stable Fund	Investment trust	43	102
Darling Park Property Trust	Investment trust	50	185
Dresdner RCM International Equities Fund	Investment trust	39	287
ING Wholesale Australian Share Fund	Investment trust	33	197
ING Wholesale Managed Growth	Investment trust	39	235
International Bond Fund	Investment trust	46	325
Managed Treasury Fund	Investment trust	32	117
Southland Plaza Trust	Investment trust	50	350
Tea Tree Plaza Trust	Investment trust	50	183
Perpetual Industrial Share Fund	Investment trust	24	600
Wholesale Australian Bond Fund	Investment trust	27	144
Others (each less than $50m)	Investment trusts	Various	310
Investment in associated unit trusts			**3,886**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

25. FORWARD INVESTMENTS, LEASING AND OTHER COMMITMENTS

	As at 30 June 2003 $m
(a) Forward investment and other commitments at 30 June 2003 not provided for in the financial statements and expected to be payable	
Balance outstanding under contracts for the purchase of freehold and leasehold properties and/or erection of buildings thereon	
- Due within one year	52
- Due within one year to five years	16
- Due later than five years	-
Commitments to provide credit	
- Due within one year	1,240
- Due within one year to five years	19
- Due later than five years	-
Overseas mining commitments	
- Due within one year	247
- Due within one year to five years	550
- Due later than five years	-
Other commitments	
- Due within one year	35
- Due within one year to five years	19
- Due later than five years	-
Total forward investment and other commitments not provided for	**2,178**
(b) Operating lease commitments (non-cancellable)	
Due within one year	64
Due within one year to five years	113
Due later than five years	21
Total operating lease commitments	**198**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

26. CONTINGENT LIABILITIES

The following are not recognised in the statement of financial position:

(a) Litigation and Arbitration

(i) A request for arbitration was filed before the London Court of International Arbitration on 23 January 2003 against AMP Private Capital Pty Limited (now Henderson Private Capital Pty Limited). The dispute arises from a joint venture agreement for the management of private equity funds in India.

Damages sought against AMP Private Capital Pty Limited exceed $A53million (US$30 million). It is too early to determine the extent, if any, of its potential liability.

(ii) In June 2002, legal proceedings were commenced by Notesan Pty Limited and Rodney Hudspeth ("the plaintiffs") in a US Federal Court in Portland, Oregon against AMP Life Limited (AMPL), AMP Henderson Global Investors Limited (AMPHGI) and several current and former officers of AMP (AMP) and its subsidiaries ("the defendants"). The plaintiffs allege, among other things, that the defendants breached duties owed to the plaintiffs arising out of alleged agreements with the defendants and fiduciary duties owed to the plaintiffs as a result of AMPL's 90% shareholding in a private capital investment (with respect to which AMPHGI served as investment advisor). The plaintiffs and their affiliate were 10% shareholders in this investment.

In January 2003, AMPL filed a separate action in a US State Court in Oregon against the plaintiffs and others involved in the management of the company in which AMPL has invested. AMPL's claims include breach of fiduciary duty, negligent misrepresentation, fraud and breach of relevant securities laws.

Both the federal and state court proceedings are at an early stage such that it is too early to assess the potential outcome. The amounts in dispute under both actions are substantial.

(iii) As part of the AMP Society demutualisation process the AMP (UK) Plc shares held by AMP Overseas Investment Ltd ("AMPOI") (a New Zealand subsidiary of AMP Life Limited) were transferred to AMP Society. AMPOI had earlier obtained a private binding ruling from the Inland Revenue Department ("IRD") that the transfer would attract no tax liability.

The IRD has since considered that the ruling may not apply to the transfer and has issued a Notice of Proposed Adjustment ("NOPA") to AMPOI's tax liability for the relevant period for approximately NZ$125 million. AMPOI considers the ruling does not apply to the transfer, and therefore that the IRD was not entitled to issue the NOPA. AMPOI has commenced proceedings against the IRD in the High Court of New Zealand challenging the legality of the IRD's issue of the NOPA.

Resolution of the legal proceedings is likely to take some time, and at this stage is too early to predict the ultimate outcome.

(b) Contingent liabilities which are considered to be covered under an insurance policy, but where indemnity has not been granted yet, are not reported here, to avoid making an admission which prejudices the insurer's rights.

(c) In the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(d) AMP Limited has given an undertaking to the Australian Prudential Regulation Authority (APRA) in relation to AMP Bank Limited to comply with the ongoing requirements of APRA.

(e) AMP Limited has entered into a deed to provide capital maintenance and liquidity support to AMP Bank Limited.

(f) In the normal course of business, AMP enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the Group.

(g) As part of the demerger, HHG will release all intra-group guarantees with AMP Group and will use best endeavours to procure the release of all third party guarantees and financial support given by the AMP Group in respect of the businesses to be conducted by the HHG Group after the demerger, except as otherwise agreed. HHG will indemnify AMP against liabilities in relation to such guarantees and financial support until they are released. AMP will have reciprocal obligations.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

26. CONTINGENT LIABILITIES (continued)

	As at 30 June 2003 $m
(h) Other items	
Uncalled capital on shares in relation to	
- Associated entities	-
- Other entities	127
Uncalled capital on units in relation to	
- Associated unit trusts	58
- Other unit trusts	93
Estimated maximum liabilities under legal actions pending	-
Financial guarantees	1
Bank guarantees and other contingent liabilities arising from participation in joint ventures	2

(i) HHG intends to undertake an issue of new HHG Ordinary Shares prior to 30 June 2004 to raise a net amount of at least £100 million to complete the recapitalisation of HHG. UBS AG has entered into a conditional commitment with HHG and AMP to subscribe for up to £100 million of Convertible Loan Notes (CLNs) in HHG.

The arrangements with UBS AG are subject to certain termination provisions – for example – if there is a material adverse change to HHG. To cover this contingency, AMP will provide a standby commitment to subscribe for the CLNs or purchase any outstanding CLNs from UBS AG at their face value plus accrued interest. Further details of the proposed CLNs and AMP's undertakings are set out in sections 3.4.3 and 10.32.10.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

27. SUPERANNUATION COMMITMENTS

	Accrued benefits $m	Net market value of plan assets $m	Net surplus (deficit) $m	Vested benefits $m	Date measured[1]
AMP Officers' Provident Fund[2]	817	749	(68)	793	31/03/2003
AMP (New Zealand) Staff Superannuation Plan[3]	43	51	8	43	1/01/2003

Notes:

1. *Dates of the last actuarial valuations of these funds.*
2. *AMP has committed to funding the $44m deficit of fund assets to vested benefits at 31 March 2003. Payments amounting to $9m have been made between April and June 2003, and a further $35m has been provided as at 30 June 2003.*
3. *AMP did not make full regular contributions to this fund. AMP will recommence full regular contributions when it becomes appropriate to do so based on the scheme rules and on actuarial advice.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

28. RELATED PARTY DISCLOSURES

(a) Directors

The names of all persons who held office as a Director of AMP Limited during the 6 months ended 30 June 2003 are:

Peter Willcox – Chairman (appointed Chairman 26 February)
Andrew Mohl – Managing Director and Chief Executive Officer
Sir Malcolm Bates
Patricia Cross (resigned 26 February)
Richard Grellman
Pat Handley (appointed 2 April)
Meredith Hellicar (appointed 25 March)
Lord Killearn
Paul Mazoudier (resigned 25 March)
Ian Renard
Roger Yates
Stan Wallis (resigned 26 February)

The Directors of AMP Limited who are to remain Directors of AMP Limited after the demerger are:

Peter Willcox – Chairman
Andrew Mohl – Managing Director and Chief Executive Officer
Richard Grellman
Pat Handley (appointed 2 April)
Meredith Hellicar (appointed 25 March)
Dr Nora Scheinkestel (appointed 1 September 2003)
Peter Mason (appointment to take effect on 20 October 2003)

Details of Director shareholdings at 30 June 2003 are set out in section 10 of the document.

Details of

- remuneration paid or payable to;
- loans made to; and
- transactions entered into with;

Directors of AMP Limited and Directors of related entities have been disclosed in AMP Limited's Annual Reports for the years ended 31 December 2002, 2001 and 2000. Further details are set out in section 10 of the document.

(b) Other related party transactions

In the normal course of business, transactions occurred between entities in the AMP Group and entities in the HHG Group on normal terms and conditions in respect of investment management fees, service fees and interest. The aggregate amounts involved were as follows:

	12 months ended 31 December			6 months ended 30
	2000	2001	2002	2003
	$m	$m	$m	$m
Revenues charged by AMP Group to HHG Group	72	37	44	73
Expenses charged by HHG Group to AMP Group	(22)	(42)	(60)	(99)

AMP controlled entities provide management services to associated unit trusts at normal commercial rates. Shares and other financial securities have been traded between AMP and respective trusts at market value. AMP controlled entities provide management services to operating trusts with fees determined on a cost recovery basis.

Section 13.3

HHG

Pro-forma Special Purpose Financial Report

HHG

PRO-FORMA SPECIAL PURPOSE FINANCIAL REPORT

HHG

PRO-FORMA STATEMENT OF FINANCIAL PERFORMANCE

		Consolidated			
		12 months ended 31 December			6 months ended 30 June
	Note	2000 $m	2001 $m	2002 $m	2003 $m
Revenues and expenses of policyholders, shareholders and other equity interests					
Premium and related revenue	4	2,032	2,215	2,040	927
Fee and other revenue	4	957	581	634	206
Investment gains (losses)	4	1,659	(4,878)	(6,314)	2,081
Claims and related expenses	5	(4,430)	(5,245)	(4,743)	(2,179)
Movement in life insurance policy liabilities		2,010	8,227	9,402	146
Operating expenses	5	(2,040)	(1,813)	(1,784)	(787)
Operational borrowing costs		(133)	(130)	(117)	(62)
Profit (loss) from ordinary activities before income tax and corporate borrowing costs		55	(1,043)	(882)	332
Income tax (expense) credit		56	359	464	(33)
Net profit (loss) from ordinary activities after income tax before corporate borrowing costs		111	(684)	(418)	299
Remove net profit or loss from ordinary activities after income tax before corporate borrowing costs not attributable to shareholders					
Movement in unattributed life funds	19	455	940	749	(186)
Outside equity interests in controlled entities		35	3	5	-
Net profit after income tax before corporate borrowing costs attributable to shareholders of HHG Plc		**601**	**259**	**336**	**113**

HHG

PRO-FORMA STATEMENT OF FINANCIAL POSITION

	Note	Consolidated As at 30 June 2003 $m
Assets		
Cash at bank and on deposit		12,041
Receivables	7	2,589
Equity securities	8	16,061
Debt securities	8	39,901
Property	8	4,724
Other investments	8	910
Operating assets	9	73
Other assets	10	61
Intangible assets	11	-
Excess of market value over net assets of controlled entities	12	997
Total assets of policyholders, shareholders and other equity interests		**77,357**
Liabilities		
Payables	13	2,151
Current tax liabilities		354
Outstanding claims	22	608
Provisions	14	1,621
Deferred tax liabilities		16
Borrowings	15	1,492
Life insurance policy liabilities	21	62,520
Subordinated debt	16	320
Total liabilities of policyholders, shareholders and other equity interests		**69,082**
Net assets of policyholders, shareholders and other equity interests		**8,275**
Equity attributable to shareholders		
Contributed equity	17	3,524
Shareholders' retained profits	18	2,143
Total equity attributable to shareholders		**5,667**
Other equity		
Unattributed life funds	19	2,596
Outside equity interests in controlled entities	20	12
Total other equity		**2,608**
Total equity of policyholders, shareholders and other equity interests		**8,275**

HHG

PRO-FORMA STATEMENT OF CASH FLOWS

	Note	Consolidated 12 months ended 31 December 2002 $m	Consolidated 6 months ended 30 June 2003 $m
Cash flows from operating activities before corporate borrowing costs			
Cash receipts in the course of operations		6,324	3,210
Interest and other items of a similar nature received		1,669	1,224
Dividends received		1,127	339
Cash payments in the course of operations		(10,353)	(5,918)
Operational borrowing costs		(88)	(132)
Income tax paid		(59)	137
	23	**(1,380)**	**(1,140)**
Cash flows from shareholder and policyholder investing activities			
Proceeds from sale of properties		1,884	595
Proceeds from sale of equities		18,201	14,206
Proceeds from sale of units in unit trusts		98	183
Proceeds from sale of interest-bearing securities		16,605	14,221
Proceeds from repayment of loans		734	43
Proceeds from sale of other investments		531	591
Payments to acquire properties		(305)	(49)
Payments to acquire equities		(13,263)	(3,170)
Payments to acquire units in unit trusts		(102)	(151)
Payments to acquire interest-bearing securities		(19,686)	(21,680)
Loans granted		(816)	(141)
Payments to acquire other investments		(985)	(594)
		2,896	**4,054**
Cash flows from operating activities before corporate borrowing costs and shareholder and policyholder investing activities		**1,516**	**2,914**
Cash flows from corporate investing activities			
Payments to acquire controlled entities - (net of cash acquired)		-	10
Payments to acquire other controlled and associated entities (net of cash acquired)		(99)	(23)
Cash flows from (used in) corporate investing activities		**(99)**	**(13)**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Preparation
AMP announced on 1 May its intention to demerge along geographic lines. The Australian business will continue to be operated by AMP. The UK business will be operated by HHG plc, a company incorporated in the UK. It is intended that HHG plc will be listed on both the Australian Stock Exchange and the London Stock Exchange.

These pro-forma financial statements have been prepared as a special purpose financial report which, subject to the basis of preparation outlined in this note, complies with Australian accounting standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus views (Australian GAAP).

There have been departures from the disclosure requirements of Australian accounting standards where they are not considered to be applicable given the pro-forma nature of these financial statements. These departures include presenting pro-forma statements of financial performance to the net profit (loss) after tax before corporate borrowing costs level only. In addition, no information is presented regarding:
- the comparative statement of financial position;
- directors and auditors remuneration; or
- quantitative disclosures on financial instruments.

These pro-forma financial statements comprise pro-forma statement of financial performance for the three years ended 31 December 2000, 2001 and 2002 and the half-year ended 30 June 2003, pro-forma statement of cash flows for the year ended 31 December 2002 and the half-year ended 30 June 2003 and a pro-forma statement of financial position as at 30 June 2003 for the entities that will form part of the HHG Group following the demerger. A list of those entities is contained in note 24.

In preparing these pro-forma financial statements, the effects of all transactions between entities within the HHG Group have been eliminated.

Pro-forma statement of financial position
The following principles have been adopted in the preparation of the pro-forma statement of financial position.

Foreign currency translation
The pro-forma statement of financial position has been translated from sterling at the closing rate on 30 June 2003 of 0.4064.

Sale or purchase of assets
The statement of financial position has been prepared following the rules of acquisition accounting which require assets acquired to be recognised at their fair values. For the purposes of the pro-forma statement of financial position, the entities which are expected to be purchased or sold by HHG after 30 June 2003 but before the date of the demerger, are assumed to have been purchased or sold on 30 June 2003.

Equity structure
The pro-forma statement of financial position reflects the proposed capital structure of the HHG Group after the recapitalisation of HHG by AMP prior to the demerger. A transfer of $2,468m from contributed equity to retained profits is part of the restructure of HHG for the purpose of the demerger.

Restructure of debt
The actual corporate borrowings and subordinated debt of the AMP Group at 30 June 2003 was $3,347m (excluding AMP reset Preferred Securities) of which $1,387m was held by entities that will form part of the HHG Group. Following the Demerger, AMP Group will assume responsibility for $1,365m of that debt while $22m will be retained by the HHG Group. As set out in Note 15, HHG proposes to draw down £50m of Convertible Loan Notes on demerger.

Internal restructure of the HHG Group
The pro-forma statement of financial position does not reflect any accounting implications of the internal restructure of the HHG Group. Further details of the financial impact of the internal restructure of the HHG Group are set out in Note 11.

Basis of valuation
The pro-forma assets and liabilities of the HHG Group reflected in the pro-forma statement of financial position are based on a combination of measures as required by Australian Accounting Standards. The net assets therefore do not, and are not required to, equate to the fair value of the HHG Group as a whole. The loss on Demerger reflected in the AMP Group pro-forma financial statements is based on the fair value of the HHG Group as a whole, consistent with Australian Accounting Standards as they apply to the AMP Group in accounting for the Demerger.

Specifically, the pro-forma net assets of HHG Group attributable to the shareholders of AMP, as disclosed in the pro-forma statement of financial position, are $5,667m. These net assets have been measured on the basis of a combination of market value, net present value, historic cost and Margin on Services principles as required by applicable Australian Accounting Standards. The proposed Demerger, if executed, will be accounted for on a different basis. The HHG Group will be demerged from AMP's consolidated statement of financial position at the fair value of the HHG Group, as defined under Australian Generally Accepted Accounting Principles as required for business separations of this type, rather than the carrying value of the underlying assets and liabilities. The Directors' estimate of fair value is $3,200m. In determining the fair value of the HHG Group the Directors' have considered an independent valuation of HHG Group. This valuation is based on the financial position of the HHG Group at 30 June 2003 updated to reflect the pro-forma capital adjustments outlined in Note 2. The valuation is based on 30 June 2003 Australian dollar/Pound Sterling exchange rate of 0.4064. The actual market capitalisation of the HHG Group on Demerger may be different from the Directors' estimate of fair value. Neither the Directors' estimate of fair value or the ultimate market capitalisation of the HHG Group on

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Demerger have a direct impact on the carrying value of the individual assets and liabilities in the financial statements of the HHG Group.

Pro-forma statement of financial performance and Pro-forma statement of cash flows
The following principles have been used in the preparation of pro-forma statement of financial performance and pro-forma statement of cash flows:

- exclusion of gains and loss on businesses disposed of during the periods presented
- exclusion of revenues and costs of businesses disposed of during the period presented;
- the exclusion of one-off and non-recurring items.

The pro-forma statement of financial performance and pro-forma statement of cash flows have been translated from sterling at the average rate for the relevant period. The rates used are as follows:

- 6 months ended 30 June 2003 average rate – 0.3814
- 12 months ended 31 December 2002 average rate – 0.3607
- 12 months ended 31 December 2001 average rate – 0.3601
- 12 months ended 31 December 2000 average rate – 0.3817

The pro-forma results of operations have been presented to the level of profit after tax before corporate borrowing costs. The HHG Group after the demerger will comprise different assets, liabilities and entities than the HHG Group as it is currently constituted as part of AMP and will operate under a different corporate structure with different gearing and related tax profiles than was the case during the periods presented. Accordingly, the reporting of historic corporate borrowing costs and related income tax and cash flows is not considered meaningful or appropriate.

As a result of the above, the financial information included herein may not reflect the financial position, operating results or cash flows of the HHG Group had the HHG Group existed as a separate group during the periods presented.

b) Basis of accounting
The HHG Group is predominantly a financial services operation conducted through life insurers and financial institutions. The assets, liabilities, revenues and expenses of the HHG Group's life insurance operations are measured on the basis of net market value and net present value. The assets and liabilities integral to the general insurance activities are measured on the basis of net market value and net present value. All remaining activities within the HHG Group are accounted for in accordance with the historical cost convention.

c) Changes in accounting policies
Accounting policies are consistently applied in each of the historic periods in these pro-forma financial statements.

d) Principles of consolidation
Controlled entities acquired are accounted for using the purchase method of accounting. Information from the Financial Report of controlled entities is included from the date the parent entity obtains control.

This Financial Report consolidates the financial information of controlled entities prepared for the same reporting period as the parent entity using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The life insurance operations of controlled entities are conducted within separate life insurance funds containing both policyholder and shareholder interests. The activities of these funds are reported in aggregate with all other shareholder interests in the HHG Group pro-forma statement of financial performance, pro-forma statement of financial position and pro-forma statement of cash flows.

All intercompany balances and transactions including unrealised profits arising from intra-group transactions, have been eliminated in full.

e) Cash at bank and on deposit
For the purposes of the statement of cash flows, cash comprises cash on hand which is available on demand, deposits held at call with banks usually available within 24 hours and other tradeable investments not subject to significant risk of change in value with short periods to maturity, net of outstanding bank overdrafts and deposits in.

For the purposes of the statement of financial position, cash comprises cash on hand which is available on demand and deposits held at call with banks usually available within 24 hours.

Cash on hand, deposits at call and bank overdrafts are carried at their principal amount. Interest revenue on deposits and interest expense on bank overdrafts are recorded as revenues and expenses as they accrue.

f) Receivables
Receivables are carried at nominal amounts due less any provisions for impairment, except in relation to reinsurance claims which are discounted to present value consistent with discounting of outstanding claims.

Financing receivables integral to the life and general insurance activities of the HHG Group are reported at market value. The resulting unrealised gains and losses are recognised in the statements of financial performance.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Investments

Investments held by non-life insurance entities and investments within the general insurance entities which are not integral to the general insurance activities are held at the lower of cost and recoverable amount except for marketable securities held for resale which are recorded at net market value. Investments held by life insurance entities and those integral to general insurance activities have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, various methods determined by internal and external valuers are adopted by the Directors. In those cases, the values adopted are considered equivalent to net market value. Details of particular methods adopted are as follows:

Equity securities

i) Ordinary and preference shares, equity options (included in equities) and investments in unit trusts that are not controlled entities are recorded at net market value. Where no quoted market value exists, a Directors' valuation with reference to various recognised valuation methods including net tangible assets, cash flows and earnings multiples is used;

ii) Investments in controlled entities of life insurance operations that do not have quoted market values are recorded at Directors' valuations. For the majority of controlled entities this valuation has been determined by reference to the net tangible assets, the anticipated discounted cash flows or a multiple of earnings of the controlled entity. Also refer to Note 12 Excess of market value over net assets of controlled entities;

iii) Investments in associated entities are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the net market value of each associated entity using the basis described in i) above; and

iv) Investments in partnerships and joint ventures are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each partnership or joint venture at balance date based on their anticipated discounted cash flow or net tangible assets, as applicable.

Debt securities

i) Interest-bearing securities listed on stock exchanges are shown at quoted prices at balance date. Unlisted interest-bearing securities are valued using interest rate yields obtainable on comparable listed investments; and

ii) Loans are recorded at market value based on discounting the estimated recoverable amount using prevailing interest rates.

Property

i) Freehold and leasehold properties, including owner-occupied properties, are recorded at current net market values. For properties held in respect of investment-linked business, a Directors' valuation is determined annually, or more frequently as required, with reference to qualified independent valuations. For properties held in respect of other classes of life insurance business, a Directors' valuation is determined annually with reference to qualified internal valuers, with values of selected major properties certified by qualified independent valuers.

Investment synthetics and derivatives including financial futures and forward exchange contracts, interest rate swaps, exchange traded and other options, and forward rate agreements are recorded at net market value and included in the investment asset category being hedged.

h) Operating assets

Operating assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over a period of 3-10 years. The written down value approximates net market value in the life insurance operations.

i) Other assets

Deferred acquisition costs - general insurance

A portion of acquisition costs relating to unearned premium revenue is deferred in recognition that it relates to a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

Capitalisation of costs

Costs are capitalised and carried forward only where the costs relate to the creation of an asset with expected future economic benefits which is capable of reliable measurement. Otherwise all costs are recognised as expenses in the period they are incurred.

Capitalised costs are amortised over the estimated useful life of the asset being a period not exceeding five years, commencing at the time the asset is first put into use or held ready for use (whichever is the earlier).

j) Excess of market value over net assets of controlled entities

Interests in controlled entities held by life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at net market value.

Where a life insurer consolidates a controlled entity, any differences between the net assets of the controlled entity and the market value of the controlled entity as recorded in the life insurer's financial statements is shown as "Excess of market value over net assets of controlled entities". This excess represents future benefits expected to be derived from the business which are not reflected in the book values of the underlying assets and liabilities of the entity.

Changes in the amount of this excess are included in consolidated investment revenue. The excess is not required to be amortised in the financial statements. Further details are provided in Note 12.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Taxes

Income tax expense

Income tax expense applicable to life insurance businesses within the HHG Group reflects tax imposed on shareholders as well as policyholders and unattributed life funds.

Accounting Standard AASB1038: 'Life Insurance Business' requires income tax expense applicable to shareholders as well as all other interests to be reflected in the statement of financial performance for the HHG Group.

Income tax expense on all other businesses within the HHG Group is based on the applicable local tax rates and is calculated after adjusting for permanent differences between taxable and accounting income.

Deferred tax balances

The HHG Group has adopted the liability method of tax effect accounting. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, are deferred and carried forward in the statement of financial position as a deferred tax asset or a deferred tax liability. These amounts are offset where the associated tax payable and the realisable benefit are expected to occur in the same period.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain.

Deferred tax assets and deferred tax liabilities within the life insurance entities have been discounted to present value using reasonable assumptions as to future levels of interest rates, average periods for which each asset category of investments will be held, the tax rate applicable to the respective classes of business and the tax regime in each country of operation. Deferred tax assets and deferred tax liabilities within non-life insurance entities are not discounted.

Value added tax

The HHG Group operates across a number of tax jurisdictions and offers products and services which may be subject to various forms of value added tax (VAT) imposed by local tax authorities.

All revenues, expenses and assets are recognised net of any VAT paid, except where they relate to products and services which are input taxed for VAT purposes or the VAT incurred is not recoverable from the relevant tax authorities. In such circumstances the VAT paid is recognised as part of the cost of acquisition of the assets or as part of the particular expense.

Receivables and payables are stated with the amount of VAT included. The net amount of VAT recoverable from or payable to the tax authorities are included as a receivable or payable in the statement of financial position.

Cash flows are reported on a gross basis reflecting any VAT paid or collected. The VAT component of cash flows arising from investing or financing activities which are recoverable from, or payable to local tax authorities are classified as operating cash flows.

l) Payables

Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity.

m) Unearned premiums

Unearned premiums represent premium revenue attributable to future accounting periods.

In respect of life insurance operations, unearned premiums represent those premiums due after, but received before the end of the financial period.

For direct general insurance and inwards reinsurance classes of business, unearned premiums are determined by apportioning the premiums written in the financial period commensurate with the risk profile of the premiums.

n) Outstanding claims

General insurance

The liability for outstanding claims at balance date comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims.

The liability includes an allowance for inflation and superimposed inflation and is measured as the present value of the expected future cost of settling claims. The present value is calculated by discounting the liability using risk adjusted market rates of return on investments.

Outstanding claims are determined by internal or independent actuaries on a best estimate basis in accordance with Actuarial Standards.

A prudential margin is added to the claims to increase the probability that the liability is adequately provided. The level of prudential margin has been set having regard to the volatility and predicability of the claims portfolio.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o) Provisions

Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. These benefits include salaries and wages and annual leave.

Liabilities arising in respect of salaries and wages, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date, are measured at their nominal amounts. All other employee entitlements are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee share and option plans

There is no employee entitlement expense recognised on issue or exercise of shares, performance rights or options issued to employees as remuneration for services. Any consideration received on issue or exercise of these instruments is recorded as contributed equity.

Pension transfers and opt-outs

In common with other life insurance entities in the UK, the HHG Group have, in the past, written pensions business following the transfer or opt-out of the customer from an employer sponsored occupational scheme. Provisions have been established for the review of such business and possible redress to customers where the business has been missold. These provisions are calculated using data derived from both a detailed file review of specific cases and from a statistical review of other outstanding cases.

As the provisions are mostly held within the life insurance funds, the cost to the shareholder of changes in the provisions is determined in accordance with the profit allocation principles of the relevant fund (Refer Note 1(z)). Accordingly, the shareholder portion of the cost is generally 10%, except in respect of business written by Pearl Assurance Unit Linked Pensions, London Life Limited and Towry Law where the cost is fully attributable to shareholders.

p) Borrowings and subordinated debt

Bank loans and deposits are measured at the principal amount. Bonds, notes and subordinated debt are recognised at issue date and are reported at historical cost, being their face value, or discounted value. Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

q) Contributed equity

Ordinary share capital is recognised at the fair value of consideration received by the company.

r) Premium and related revenue

Life insurance

Premiums are separated into their revenue and deposit components. Premium amounts earned by providing services and bearing risks are treated as revenue. Other premium amounts received, which are in the nature of deposits, are recognised as an increase in policy liabilities.

Premiums with no due date or fixed amount are recognised on a cash received basis. Premiums with a regular due date are recognised on an accruals basis. Unpaid premiums are only recognised during the days of grace or where secured by the surrender value of the policy and are reported as outstanding premiums and classified as receivables in the statement of financial position.

General insurance

General insurance and inwards reinsurance premium revenue comprise amounts charged to the policyholder or other insurers, excluding taxes collected on behalf of third parties.

The earned portion of premiums received and receivable, including on closed business, is recognised as revenue from ordinary activities.

s) Investment gains (losses)

Dividend and interest income is brought to account on an accruals basis when the HHG Group obtains control of the right to receive the interest income or dividend revenue.

Net realised and unrealised gains (losses) represent changes in the measurement of net market values in respect of all investments recognised at net market value, as described in the investments note 1(g) above.

t) Fee income

Management and performance fee income is recognised when the right to receive fees has been established. Management and performance fees are calculated in accordance with the investment management agreements with clients. Performance fees are recognised on an estimated basis supported by the latest performance criteria available.

Loan fees received represent cost recovery or charges for services and are recognised as income on an accruals basis.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u) Claims expense

Life insurance

Claims are separated into their expense and withdrawal components. Claims which relate to the provision of services and bearing of risks are treated as expenses. Other claim amounts, which are in the nature of withdrawals are recognised as a decrease in policy liabilities.

Claims are recognised when the liability to the policyholder under the policy contract has been established or upon notification of the insured event depending on the type of claim. Claims on non-investment linked business are recognised when the insured event occurs or is notified depending on the nature of the claim.

General insurance

Claims expense is recognised in respect of general insurance as claims are paid or as movements in outstanding claims occur.

v) Outward reinsurance premiums expense and claims recoveries

Premiums ceded to reinsurers for both life insurance and general insurance businesses are fully recognised as an expense over the period of cover. Outward reinsurance premiums expense is included with claims and related expense in the statement of financial performance.

Reinsurance and other recoveries receivable on paid claims and outstanding claims are fully recognised as revenue when claims are paid or the outstanding claim is raised. Outward reinsurance recoveries are included with premium and related revenue in the statement of financial performance.

w) Operating expenses

Basis of apportionment of operating expenses

Life insurance expenses are apportioned between acquisition and maintenance costs. Expenses which are directly attributable to an individual policy or product are allocated directly to the relevant expense category, fund, class of business or product line as appropriate. Where expenses are not directly attributable, they are apportioned based on detailed expense analysis having regard to the objective in incurring that expense and the outcome achieved. The apportionment is made in accordance with Actuarial Standard 1.03 (and its predecessors).

Investment management expenses of life insurance operations, along with all other shareholder expenses relating to HHG's non-life insurance operations, are classified as other operating expenses.

Expenses of controlled entities of life funds represent the business costs of policyholder investments which are consolidated into the results of HHG and do not directly impact shareholder profitability.

x) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are charged as an expense as they accrue.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

y) Margin on Services Accounting

Margin on Services ("MoS") is the financial reporting methodology prescribed by Actuarial Standard 1.03 (and its predecessors), a standard issued under the Australian Life Insurance Act 1995 (the "Life Act"), and adopted under Australian Accounting Standard AASB 1038. It applies to all Australian life companies and to Australian companies with life insurance subsidiaries.

The life insurance business of the HHG Group is not subject to the Life Act. However, policy liabilities arising in all of HHG's life insurance subsidiaries have been calculated in accordance with the Australian requirements for the purpose of producing the HHG Group consolidated accounts on a basis consistent with Australian accounting standard AASB1038: 'Life insurance business'.

Under MoS, profit emerges on a more realistic basis than under traditional solvency reporting methods. The profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received, hence the name Margin on Services.

Detailed Description of MoS

MoS Policy Liabilities are ordinarily determined using a projection method, whereby estimates of policy cash flows (premiums, benefits, expenses and profit margins to be released in future periods) are projected into the future. The policy liability is calculated as the net present value of these projected cash flows.

The Policy Liabilities recorded in the accounts have two components:

- the Best Estimate Liabilities (to cover future benefits and expenses, and allowing for future premiums), and
- the Value of Future Profit Margins (based on the appropriate profit carrier).

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

No profit is normally recognised on inception of new business. Instead, profit margins on new business enhance the existing Value of Future Profit Margins, to be released over the future life of the business.

The expected profit margins are related to a profit carrier which best reflects the provision of services under the policy type concerned. Expected profits then emerge as a proportion of the chosen profit carrier.

MoS Policy Liabilities are calculated using best estimate assumptions about future conditions. In general, "best estimate" means that the assumptions are made having regard to available statistics or experience data relevant to the business, and are neither deliberately overstated nor deliberately understated. In the case of maintenance expenses the assumption must be sufficient to cover the budgeted expenses in the following year.

If actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

Net investment earnings on retained profits and capital within a life fund are recognised immediately as profit in the reporting period.

All assets are valued at net market value. Consistent with this, the best estimate liability assumptions include a future investment earning rate that reflects the yield implicit in the value of the assets backing those liabilities.

The best estimate assumptions are reviewed and revised as necessary at each reporting date. Changes in best estimate assumptions generally do not result in changes in the Policy Liabilities and so do not immediately affect reported profit. Rather, the effect of changes in assumptions is absorbed in the Value of Future Profit Margins, to emerge in the future. The exception is market related changes in the investment earning assumption for non-profits business. In this case the Policy Liabilities are altered and, to the extent that such change is not matched by a similar movement in the value of assets, a profit or loss emerges.

Where future losses are expected (that is, if profit margins would be negative) they must be recognised immediately. If a favourable change in assumptions subsequently occurs, or if profitable new business is written, previously recognised losses may be reversed before new profit margins are established.

For with-profits business, the profit carrier is the cost of bonus payments that are supported by the Value of Supporting Assets (VSA). The VSA is an accumulation of the Policy Liabilities from the end of the previous period, augmented by the cost of bonuses actually declared, and including actual investment experience. The Policy Liabilities at the end of a reporting period are the VSA reduced by the cost of supportable bonuses and the associated shareholder profit margins due in the reporting period. In this way the cost of supportable bonuses and profit margins emerge in the reporting period.

As an alternative to a best estimate projection, an accumulation method may be used to calculate MoS Policy Liabilities if it produces results which are not materially different. For investment products, the Policy Liability is the accumulation of amounts invested by policyholders, less fees specified in the policy, plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. Where an accumulation method is used, the Value of Future Profit Margins is not calculated explicitly but is implicit in the total Policy Liability.

z) Allocation of life insurance operating profit under Margin on Services (MoS)
For the purpose of producing the consolidated accounts of the HHG Group in accordance with Australian Accounting Standards, the MoS profit in respect of UK with-profits business is allocated in the manner described below, between that attributed to shareholders and that which is deemed to be unattributed. The unattributed profit is credited to Unattributed Life Funds (refer Note 19).

The bonuses distributed to UK with-profits policyholders are shown as part of expenses. Consistent with UK regulation and practice, the distribution is supported from the Unattributed Life Funds, the movement in which is shown below the operating profit line as a movement in other equity interests. The net result is that the remaining profit is solely that which is attributable to shareholders, as per the allocation below.

The principles of allocation of the life insurance profit determined under MoS are as follows:

i) investment income (net of tax and investment expenses) on retained earnings in respect of the with-profits business of Pearl Assurance and London Life is allocated between unattributed and shareholders in proportion to the balances of Unattributed Life Funds and shareholders' retained earnings. These proportions are approximately 90:10;

ii) for the with-profits business of Pearl Assurance and London Life the assumed allocation to shareholders is one ninth of the cost of best estimate bonuses, measured on the same basis as is used to value liabilities for the purpose of the companies' UK regulatory returns. Other MoS profits on this business are allocated such that the proportion of shareholders' retained earnings in the with-profits funds does not shift significantly from 10% over time;

iii) where, after allowing for the unattributed profit determined under (i) and (ii) above, the Unattributed Life Funds in a particular entity are not sufficient to meet the cost of bonus distributions, the balance of the cost falls to the shareholders' interests in the fund. The profit allocated to shareholders is therefore reduced by the excess, with the unattributed profit increased accordingly;

iv) all profits arising from non-profits business, including net investment returns on shareholder capital and retained earnings in life funds (excluding retained earnings dealt with in (i) above) are allocated to shareholders;

v) all profits arising from the life insurance funds of NP Life accrue to the policyholders of that fund. Conversely, all profits arising from the life insurance funds of NPI Limited accrue to the shareholders, with the exception of the investment component of profits on unitised with-profits business which accrue fully to policyholders (net of investment expenses and cost of capital).

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa) Foreign currency translations
Transactions denominated in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts outstanding at the balance date denominated in foreign currencies have been converted to local currency using the appropriate rate of exchange ruling at balance date.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or restatement of balances denominated in foreign currencies are brought to account in determining the net profit (loss) for the period. Transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

bb) Derivative financial instruments
The HHG Group is exposed to changes in interest rates and foreign exchange rates from its activities. The HHG Group uses derivative financial instruments such as: interest rate swaps, forward rate agreements, futures, options and forward foreign exchange contracts. Derivative financial instruments are held for risk management purposes and not for the purpose of speculation. The HHG Group does not hold a derivative trading portfolio.

To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge at its inception and be effective in reducing the market risk of an existing asset, liability, firm commitment or anticipated transaction. A hedge is considered to be effective where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated. Effectiveness of the hedge is evaluated on an initial and on going basis by comparing the correlation of the change in market or fair value of the hedge with the changes in the value of the hedged item.

Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

For other than life insurance companies, costs arising at the time of entering into hedge transactions are brought to account in the statement of financial performance over the lives of the hedge contracts. For life insurance companies, costs arising at the time of entering into hedge transactions are recognised in the statement of financial performance in the period in which the costs are incurred.

If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred and amortised to the statement of financial performance over the remaining period originally covered by the terminated contract.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

2. PRO-FORMA ADJUSTMENTS

a) Pro-forma statement of financial performance

The following adjustments have been made in arriving at amounts included in the pro-forma statement of financial performance:

	Consolidated			
	12 months ended 31 December			6 months ended 30
	2000	2001	2002	2003
	$m	$m	$m	A$m
Total profit (loss) after income tax attributable to shareholders of AMP Limited	1,152	690	(896)	(2,159)
Less: AMP Group (profit)/loss after income tax	(573)	(260)	295	(314)
HHG Group profit (loss) after income tax	**579**	**430**	**(601)**	**(2,473)**
Add: Corporate borrowing costs(1)	117	109	118	59
HHG Group profit (loss) after income tax before corporate borrowing costs	**696**	**539**	**(483)**	**(2,414)**
Pro-forma adjustments (after income tax)				
Terminated/disposed activities				
- (profits) losses on termination/disposal(2)	-	(259)	(291)	26
- trading (profits) losses(3)	(29)	(12)	(1)	-
Asset writedowns and additional provisions(4)	-	-	865	2,268
Restructuring costs(5)	68	-	258	246
Tax releases(6)	(154)	-	-	-
Activities transferred from AMP Group(7)	-	-	11	8
Other(8)	20	(9)	(23)	(21)
Pro-forma HHG Group profit after income tax before corporate borrowing costs	**601**	**259**	**336**	**113**

Notes:

1. Corporate borrowing costs reflect charges on all corporate debt used by HHG to finance its investments in controlled entities which was originally sourced through HHG Group entities and distributions on the AMP Reset Preferred Securities. It does not include interest on operational debt used directly by the business units.
2. Profits/losses on termination or disposal of activities are net of disposal costs and relate to Cogent adjustment to 2002 profit (loss of $39m) and UK Private Client business adjustment to 2002 profit (profit of $13m) during the first half of 2003; Cogent (profit of $241m), HGI Jersey and its subsidiaries ($22m), UK private client business ($20m) and adjustment to general insurance business 2001 profit (profit of $8m) during 2002; and the general insurance business sale (profit of $183m) and Virgin One (profit of $76m) during 2001.
3. Trading results of terminated or disposed activities primarily relate to:
   - Private Client (profit of $2m), disposed general insurance business (profit of $11m) and AMP International development activities (loss of $12m) in 2002.
   - Cogent (profit of $11m), disposed general insurance business (profit of $8m), Private Client (profit of $3m) and AMP International development activities (loss of $10m) in 2001; and
   - Cogent (profit of $8m), disposed general insurance business (profit of $21m) Private Client (profit of $3m), and AMP International development activities (loss of $3m) in 2000.
4. Asset writedowns and additional provisions during the first half of 2003 relate to National Provident Life ($507m), the UK Service Company ($590m), London Life ($393m), Pearl ($360m), NPI Limited ($283m) and other entities ($135m). The writedowns reflected risk reduction initiatives and operational strategy changes. Asset writedowns in 2002 primarily relate to NPI Limited ($508m), Towry Law ($181m), Virgin Money ($100m), and AMPLE/Interactive Investors ($64m). The writedowns were made following a review of the valuations of key controlled entities in light of challenging investment market conditions and changes in business strategy.
5. Restructuring costs during the first half of 2003, ($246m) relate to operational strategy changes and comprise staff redundancy costs, provisions for void space and onerous contracts and UK listing costs. Restructuring costs in 2002, ($258m) and 2000, ($68m) relate to Life Services, Henderson, Towry Law and corporate office and comprise redundancy costs, professional fees, provisions for onerous contracts and write-offs of capital expenditure arising out of new strategic initiatives implemented across the business.
6. Tax releases in 2000 ($154m) relate to a one-off release of deferred tax provisions on shareholder attributable assets within the Pearl long-term fund (the Pacific Fund) reflecting the removal of a tax obligation following the investment of those funds in operating businesses.
7. Activities transferred from AMP Group represent trading profits of certain HGI Asian and European operations transferred to the HHG Group as part of the demerger.
8. Other primarily comprises the reversal of cost and income adjustments on share options for UK employees and the reinstatement of the Pearl minority interest previously held outside of the HHG Group.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

2. PRO-FORMA ADJUSTMENTS (continued)

b) Pro-forma statement of financial position
The following adjustments have been made in arriving at the amounts included in the pro-forma statement of financial position at 30 June 2003:

	Consolidated					
	Total AMP Group	Separate AMP Group	Separation adjustments	HHG Group	Demerger adjustments	Pro-forma HHG
	$m	$m	$m	$m	A$m	A$m
Assets						
Cash at bank and on deposit[1]	13,130	(1,896)	-	11,234	807	12,041
Receivables[2]	5,242	(2,709)	206	2,739	(150)	2,589
Equity securities	39,331	(23,270)	-	16,061	-	16,061
Investment in HHG	-	(2,388)	2,388	-	-	-
Debt securities	64,632	(24,984)	253	39,901	-	39,901
Property	14,388	(9,664)	-	4,724	-	4,724
Other investments	1,605	(695)	-	910	-	910
Operating assets	187	(116)	2	73	-	73
Deferred tax assets	325	(325)	-	-	-	-
Other assets	525	(464)	-	61	-	61
Intangible assets	565	(585)	20	-	-	-
Excess of market value over net assets of controlled entities[3]	1,267	(288)	(2)	977	20	997
Total assets	**141,197**	**(67,384)**	**2,867**	**76,680**	**677**	**77,357**
Liabilities						
Payables[4]	4,290	(2,368)	183	2,105	46	2,151
Current tax liabilities	601	(247)	-	354	-	354
Unearned premiums	56	(56)	-	-	-	-
Outstanding claims	2,734	(2,126)	-	608	-	608
Provisions[5]	2,028	(423)	-	1,605	16	1,621
Deferred tax liabilities	556	(540)	-	16	-	16
Borrowings[6]	6,368	(3,634)	231	2,965	(1,473)	1,492
Life insurance policy liabilities	108,920	(46,400)	-	62,520	-	62,520
Subordinated debt[7]	2,383	(2,063)	1,150	1,470	(1,150)	320
Total liabilities	**127,936**	**(57,857)**	**1,564**	**71,643**	**(2,561)**	**69,082**
Net assets	**13,261**	**(9,527)**	**1,303**	**5,037**	**3,238**	**8,275**
Equity attributable to shareholders						
Contributed equity[8]	6,423	(6,423)	2,716	2,716	808	3,524
Capital reserve	510	(510)	-	-	-	-
Foreign currency translation reserve	(410)	410	-	-	-	-
Shareholders' retained profits[9]	502	(516)	(273)	(287)	2,430	2,143
Total equity attributable to shareholders	**7,025**	**(7,039)**	**2,443**	**2,429**	**3,238**	**5,667**
Other equity						
Unattributed life funds	2,596	-	-	2,596	-	2,596
Outside equity interests - AMP Reset Preferred Securities Trust	1,140	-	(1,140)	-	-	-
Outside equity interests in controlled entities	2,500	(2,488)	-	12	-	12
Total other equity	**6,236**	**(2,488)**	**(1,140)**	**2,608**	**-**	**2,608**
Total equity	**13,261**	**(9,527)**	**1,303**	**5,037**	**3,238**	**8,275**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

2. PRO-FORMA ADJUSTMENTS (continued)

Notes:
Separation Adjustments
Adjustments are required to derive pro-forma balances for the HHG Group after separation from the AMP Group. The adjustments reflect the investment by AMP Group in HHG, assets and liabilities grossed up for balances owing between AMP Group entities and HHG Group entities.

Demerger Adjustments:
1. The adjustments to Cash reflect refinancing of intercompany loans owed by the HHG Group to AMP Group ($221m), additional equity financing of HHG by AMP ($756m), settlement of existing balances owed by AMP Group to HHG Group ($185m), loan received from AMP Group to finance maturing external debt ($98m), repayment of maturing external debt ($98m), net cash paid for the transfer of certain AMP Capital Investors entities to the HHG Group ($18m), payment of interest owing to AMP Reset Preferred Securities holders as at 30 June 2003 ($18m) and amount drawn down under the Convertible Loan Notes ($123m).
2. The adjustments to Receivables reflect the repayment of existing balances between the HHG Group and AMP Group ($171m) and the purchase of assets of certain AMP Capital Investors entities transferred to the HHG Group ($21m).
3. The adjustment to Excess of market value over net assets of controlled entities reflects the purchase of assets of certain AMP Capital Investors entities transferred to the HHG Group ($20m).
4. The adjustment to Payables reflects the payment of interest owing to AMP Reset Preferred Securities holders as at 30 June 2003 ($18m), an amount payable to policyholder funds following the cancellation of equity in HHG owned by those funds ($41m) and the purchase of liabilities of certain AMP Capital Investors entities transferred to the HHG Group ($23m).
5. The adjustment to Provisions reflects HHG listing costs to be incurred in the second half of 2003 ($16m).
6. The adjustments to Borrowings reflect the impact of transferring external corporate debt in the HHG Group to AMP Group ($1,267m), the repayment of maturing external debt ($98m), the repayment of intercompany loans between the HHG Group and AMP Group ($253m), an amount drawn down under the Convertible Loan Notes ($123m) and the writeoff of deferred borrowing costs on AMP Reset Preferred Securities ($22m).
7. The adjustment to Subordinated debt reflects the debt owing in respect of AMP Reset Preferred Securities is transferred to the AMP Group from the HHG Group ($1,150m).
8. The adjustment to Contributed equity reflects recapitalisation of HHG by AMP Group ($3,317m), the cancellation of equity in HHG owned by policyholder funds in the HHG Group ($41m) and, subject to UK Court approval, the transfer of funds from Contributed equity to Shareholder retained profits as part of the restructure of the HHG Group for the purpose of the demerger ($2,468m).
9. The adjustments to Shareholders' retained profits reflect HHG listing costs during the second half of 2003 ($16m), writeoff of deferred borrowing costs on AMP Reset Preferred Securities ($22m) and, subject to UK Court approval, the transfer of funds from Contributed equity to Shareholder retained profits as part of the restructure of the HHG Group for the purpose of the demerger ($2,468m).

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

3. SEGMENT INFORMATION

6 months ended 30 June 2003	Life Services & Other Businesses $m	Henderson $m	Other $m	Eliminations $m	Total $m
External revenue	2,899	317	(2)	-	3,214
Inter-segment revenue	3	52	-	(55)	-
Total revenue from ordinary activities	**2,902**	**369**	**(2)**	**(55)**	**3,214**
Profit from ordinary activities before income tax and corporate borrowing costs	346	48	(62)	-	332
Income tax (expense) credit	(70)	(17)	54	-	(33)
Net profit from ordinary activities after income tax before corporate borrowing costs	**276**	**31**	**(8)**	**-**	**299**
Other equity interest	(186)	-	-	-	(186)
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**90**	**31**	**(8)**	**-**	**113**
Total assets	75,330	1,566	490	(29)	77,357
Total liabilities	(68,563)	(343)	(226)	50	(69,082)

12 months ended 31 December 2002	Life Services & Other Businesses $m	Henderson $m	Other $m	Eliminations $m	Total $m
External revenue	(3,912)	523	(251)	-	(3,640)
Inter-segment revenue	35	101	-	(136)	-
Total revenue from ordinary activities	**(3,877)**	**624**	**(251)**	**(136)**	**(3,640)**
Profit from ordinary activities before income tax and corporate borrowing costs	(966)	163	(79)		(882)
Income tax (expense) credit	493	(59)	30	-	464
Net profit from ordinary activities after income tax before corporate borrowing costs	**(473)**	**104**	**(49)**	**-**	**(418)**
Other equity interest	754	-	-	-	754
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**281**	**104**	**(49)**	**-**	**336**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

3. SEGMENT INFORMATION (continued)

12 months ended 31 December 2001	Life Services & Other Businesses $m	Henderson $m	Other $m	Eliminations $m	Total $m
External revenue	(2,401)	617	(298)	-	(2,082)
Inter-segment revenue	28	50	-	(78)	-
Total revenue from ordinary activities	**(2,373)**	**667**	**(298)**	**(78)**	**(2,082)**
Profit from ordinary activities before income tax and corporate borrowing costs	(1,042)	174	(175)	-	(1,043)
Income tax (expense) credit	369	(50)	40	-	359
Net profit from ordinary activities after income tax before corporate borrowing costs	**(673)**	**124**	**(135)**	**-**	**(684)**
Other equity interest	943	-	-	-	943
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**270**	**124**	**(135)**	**-**	**259**

12 months ended 31 December 2000[1]	Life Services & Other Businesses $m	Henderson $m	Other $m	Eliminations $m	Total $m
Total revenue from ordinary activities	**3,678**	**796**	**174**	**-[1]**	**4,648**
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**474**	**240**	**(113)**	**-[1]**	**601**

Note:

General - Individual line items may not agree with business unit analysis in section 7 due to different classifications for statutory reporting purposes.

1. Historical information for the 12 months ended 31 December 2000 did not report the break down between external and inter-segment revenue nor profit before tax, tax expense or the Outside equity interest in operating profit.

Life Services - provides savings, investment, insurance, retirement products and financial planning services and discontinuing general insurance business.

Henderson - provides investment management services including private capital and property portfolios and socially responsible investments.

Other - includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

4. REVENUES FROM ORDINARY ACTIVITIES

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
(a) Premium and related revenue				
Life insurance premium and related revenue received and receivable	6,061	6,315	6,080	2,380
Less: deposits recognised as an increase in life insurance policy liabilities	(3,957)	(4,290)	(4,168)	(1,417)
Life insurance premium and related revenue - recognised as revenue	2,104	2,025	1,912	963
General insurance premium and related revenue received and receivable	(72)	190	128	(36)
Total premium and related revenue	**2,032**	**2,215**	**2,040**	**927**
(b) Fee and other revenue				
Investment management fees	688	455	494	215
Service fees	14	68	13	8
Other revenue[1]	255	58	127	(17)
Total fee and other revenue	**957**	**581**	**634**	**206**
(c) Investment gains (losses)				
Interest				
- Other related parties - AMP Group	-	4	4	-
- Other related parties - associated entities	37	26	16	7
- Other entities	2,048	2,239	2,213	1,201
Dividends and distributions				
- Other related parties - associated entities	4	19	-	-
- Other entities	994	985	953	347
Net rents	401	402	439	146
Net realised and unrealised gains (losses)	(1,810)	(8,648)	(10,289)	253
Other investment income	(15)	95	350	127
Total investment gains (losses)	**1,659**	**(4,878)**	**(6,314)**	**2,081**

Note:
1. *Other revenue includes operating revenue of investment controlled entities providing various non financial services such as mining and farming.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

5. EXPENSES FROM ORDINARY ACTIVITIES

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
(a) Claims expense				
Life insurance claims paid and payable	(8,287)	(8,713)	(9,232)	(4,509)
Less: withdrawals recognised as a reduction in life insurance policy liabilities[1]	3,785	3,663	4,648	2,305
Life insurance claims recognised as expenses[1]	(4,502)	(5,050)	(4,584)	(2,204)
General insurance claims and related expenses paid and payable	72	(195)	(159)	25
Total claims and related expenses	**(4,430)**	**(5,245)**	**(4,743)**	**(2,179)**
(b) Operating expenses				
Advertising and marketing	-[2]	(70)	(59)	(17)
Amortisation of goodwill	-[2]	(10)	(8)	(10)
Bad and doubtful debts expense	-[2]	(2)	-	-
Information technology and communication	-[2]	(243)	(197)	(60)
External investment management fees	-[2]	(112)	(147)	(58)
Occupancy and property maintenance	-[2]	(108)	(231)	(79)
Professional fees	-[2]	9	(114)	(36)
Staff and related expenses[3]	-[2]	(1,000)	(913)	(477)
Travel and entertainment	-[2]	(81)	(70)	(18)
Other operating expenses[4]	(2,040)	(196)	(45)	(32)
Total operating expenses	**(2,040)**	**(1,813)**	**(1,784)**	**(787)**

Notes:

1. *In 2000 and 2001 $1,772m and $1,698m has been reclassified and is now treated as withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with 2002 and 2003. The changes do not affect the calculation of net profit (loss).*
2. *Historical information for the 12 months ended 31 December 2000 does not provide a breakdown of operating expenses.*
3. *There were no contributions to defined benefit superannuation funds in 2003, 2002, 2001 and 2000 due to the contribution holiday, as advised by the Trustee.*
4. *Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining and farming.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

6. INCOME TAX

The income tax rates and the basis for taxation relating to shareholder interests may differ significantly from those relating to policyholder interests and other interests. The rates of taxation applicable to the taxable income of significant classes of business are as follows:

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	%	%	%	%
United Kingdom				
Life insurance business - life	23	20/22	20/22	20/22
Life insurance business - pension	Exempt	Exempt	Exempt	Exempt
Shareholder profits from life insurance business	30	30	30	30
Controlled companies/other business	30	30	30	30

	As at 30 June 2003 $m
Value of future income tax benefits arising from tax losses included in deferred tax asset at balance date	-
Future income tax benefits arising from tax losses of controlled entities not brought to account in this Financial Report as realisation of the benefits is not regarded as virtually certain(1)(2)	541

As part of the demerger, the Australian carried forward losses are expected to be retained in AMP and the United Kingdom carried forward losses are expected to be retained in HHG.

Notes:

1. Includes capital losses of $125m.

2. The future income tax benefit will only be obtained if:

a) For revenue losses, future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised. For capital losses, recoverability is dependent on investment factors including the recognition of taxable profits from the sale of assets and the size and timing of any such profits;

b) The conditions for deductibility imposed by tax legislation continue to be complied with; and

c) No changes in tax legislation adversely affect the economic entity in realising the benefit.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

7. RECEIVABLES

	As at 30 June 2003 $m
Investment income and sales proceeds receivable	998
Deposits and margins receivable on derivatives	280
Outstanding premiums	70
Reinsurance and other recoveries receivable	465
Trade debtors	299
Other receivables	
- AMP Group[1]	23
- Other entities	454
Total receivables	***2,589***

Note:

1. The balance relates to normal trading activities.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

8. INVESTMENTS

	As at 30 June 2003 $m
(a) Equity securities, at net market value	
Directly held (other than associated entities)	13,590
Held via unit trusts	2,471
Total equity securities	**16,061**
(b) Debt securities, at net market value	
Interest-bearing securities	39,240
Loans	
- Associated entities (unsecured)	606
Other loans	
- Secured	22
Convertible notes	33
Total debt securities	**39,901**
(c) Property, at net market value	
Directly held	4,724
Total property	**4,724**
(d) Other at net market value	**910**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

9. OPERATING ASSETS

	As at 30 June 2003 $m
At cost	155
Less: accumulated depreciation	(82)
Total operating assets, at written down value	**73**

10. OTHER ASSETS

	As at 30 June 2003 $m
Deferred and capitalised costs	13
Inventories	2
Prepayments	46
Total other assets	**61**

11. INTANGIBLE ASSETS

As discussed in Note 1, these pro-forma special purpose financial statements do not reflect any accounting implications of the internal restructure of the HHG Group. As part of the steps leading up to the demerger, it is proposed that the HHG Group will recapitalise Henderson Global Investors (Holdings) plc and Towry Law plc which would result in a change in the respective ownership interests held by Pearl Assurance plc and HHG plc. Under Australian GAAP, this will result in that portion of the Excess of market value of net assets of controlled entities no longer attributable to Pearl being reclassified as goodwill. Approximately $60m of the reclassified amount represents internally generated goodwill and will be written off by HHG Group at the time of the restructure. The balance of the reclassified amount represents purchased goodwill and will be recognised in the HHG financial statements as Intangibles and will be subject to amortisation from that date.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

12. EXCESS OF MARKET VALUE OVER NET ASSETS OF CONTROLLED ENTITIES

	As at 30 June 2003 $m
Henderson Global Investors (Holdings) plc	817
Towry Law plc	197
Other[1]	(17)
Total excess of market value over net assets of controlled entities	**997**

The excess of market value over net assets of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities.

Note:
1. The amount principally relates to closure costs for Interactive Investor.

13. PAYABLES

	As at 30 June 2003 $m
Accrued expenses	356
Investment purchases payable	279
Life insurance policies in process of settlement	186
Reinsurance liabilities	220
Trade creditors	167
Other payables	
- AMP Group[1]	6
- Other entities	937
Total payables	**2,151**

Note:
1. The balance relates to normal trading activities.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

14. PROVISIONS

	As at 30 June 2003 $m
Employee entitlements	38
Pensions transfers and opt-outs	829
Redundancy, property and other restructuring provisions	320
Other provisions	434
Total provisions	**1,621**

15. BORROWINGS

	As at 30 June 2003 A$m
Bank loans	635
Bonds and notes	22
Finance lease liability	1
Other loans	711
Draw down under Convertible Loan Notes[2]	123
Total borrowings[1][2]	**1,492**

Note:

1. *Borrowings represent policyholder debt (other than $22m bonds and notes).*
2. *HHG intends to undertake an issue of new HHG Ordinary Shares prior to 30 June 2004 to raise a net amount of at least £100 million to complete the recapitalisation of HHG. UBS AG has entered into a conditional commitment with HHG and AMP to subscribe for up to £100 million of Convertible Loan Notes (CLNs) in HHG. On demerger, HHG will draw down £50 million of the CLN's. Further details of the proposed capital raising and the terms of the CLNs are set out in section 3.4.3.*

16. SUBORDINATED DEBT

	As at 30 June 2003 $m
9.625% GBP Subordinated Guaranteed Bonds[1]	320
Total subordinated debt[2]	**320**

Notes:

1. *The bonds are repayable by NPI Finance plc on a non-instalment basis on 30 June 2006.*
2. *Total subordinated debt relates to operational borrowings and represent policyholder debt.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

17. CONTRIBUTED EQUITY

	As at 30 June 2003 $m
Issued and paid up capital	
Contributed equity	3,524

Note:

1. A discussion of the treatment of share options is contained in section 9 of the document.

18. RETAINED PROFITS

	As at 30 June 2003 $m
Shareholders' retained profits	
Balance at the end of the period	2,143

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

19. UNATTRIBUTED LIFE FUNDS

For the with-profits funds of Pearl and London Life, only 10% of the assets in excess of the policy and other liabilities calculated under MoS can, in the general context of the UK regulatory environment, be attributed to shareholders. The remaining 90% is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to in these statements as Unattributed Life Funds.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level which could be supported by actual experience. This excess is generally due to the need to manage reductions in bonus levels while continuing to meet the reasonable expectations of policyholders in an environment of low investment returns. The excess of bonus distributions over earnings has been met from the Unattributed Life Funds.

During 2003, the consequences of decisions taken to reduce investment volatility and protect the solvency of the funds have contributed to significant losses in respect of UK with-profit business. These consequences included the establishment as at 30 June 2003 of liabilities referred to as Unvested Policyholder Benefits and separate liabilities for guaranteed annuity options (GAOs) and the AMP Mortgage Endowment Promise (MEP), as well as substantial changes to best estimate assumptions related to future investment earning rates, lapses and expenses.

Recognising the obligations which exist under the relevant schemes of arrangement, Unvested Policyholder Benefits have been established in respect of London Life (£57m) and NP Life (£485m), in addition to existing policy liabilities. For the purpose of Australian reporting requirements, these are treated as liabilities due to with-profits policyholders generally, although they are yet to be vested in specific policyholder entitlements.

At 30 June 2003, costs in respect of most GAOs and the MEP have been treated as separate, additional policyholder benefits. These costs were previously allowed for within the policy liabilities for the related pension and mortgage endowment products.

Despite reductions in the level of bonus distributions, the losses in 2003 have substantially increased the shortfall being met from the Unattributed Life Funds. As the need to support bonus levels is expected to continue in the medium term, and given the reduction in equity exposure of the with-profit funds, it is likely that a significant proportion of the Unattributed Life Funds will continue to be utilised in this way.

Where the Unattributed Life Funds in a particular entity are not sufficient to meet the excess bonus distribution, the cost falls to the shareholders' interests in the fund. During 2003 this has contributed to the reduction in value of the shareholders' interest in the contingent loan to London Life.

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
Movement in unattributed life funds				
Profit (loss) of the participating business UK life funds	-(1)	1,541	812	(2,604)
Less: amount attributed to shareholders	-(1)	(166)	(76)	553
	-(1)	1,375	736	(2,051)
Less: bonus credited to participating policyholders	-(1)	(1,842)	(944)	(270)
Bonus subsidy from accumulated unattributed life funds	-(1)	(467)	(208)	(2,321)
Investment profits (losses) on accumulated unattributed life funds	-(1)	(473)	(541)	49
Movement in unattributed life funds	-(1)	(940)	(749)	(2,272)
Pro-forma adjustment(2)	-(1)	-	-	2,458
Pro-forma movement in unattributed life funds	-(1)	**(940)**	**(749)**	**186**

Notes:
1. *Historical information for the 12 months ended 31 December 2000 does not provide a breakdown of the movements in unattributed life funds.*
2. *The pro-forma adjustment removes the unattributed life funds' share of the asset writedowns and additional provisions arising from the change in investment strategy during the 6 months ended 30 June 2003. The shareholder portion of the asset writedowns and additional provisions was reflected as a pro-forma adjustment in Note 2(a) and the movement in unattributed life funds reflected in the pro-forma statement of financial performance has been restated on a comparable basis.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

20. OUTSIDE EQUITY INTERESTS

	As at 30 June 2003 $m
Outside equity interest in controlled entities	
Retained profits in companies	12
Total other equity interests in controlled entities	12

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

21. LIFE INSURANCE BUSINESS

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
(a) Analysis of life insurance premium and related revenue				
Total premiums received and receivable	6,002	6,314	6,080	2,380
Inward reinsurance premiums	-	1	-	-
Reinsurance and other recoveries	59	-	-	-
Total premium and related revenue	**6,061**	**6,315**	**6,080**	**2,380**

	2000	2001	2002	2003
(b) Analysis of life insurance operating expenses				
Claims paid and payable	(8,287)	(8,713)	(9,232)	(4,509)
Change in net policy liabilities and unvested policyholder benefits	1,838	7,600	9,882	1,034
Policy acquisition expenses				
- Commission	(111)	(138)	(112)	(1)
- Other	(454)	(435)	(345)	(37)
Policy maintenance expenses				
- Commission	(38)	(53)	(33)	-
- Other	(555)	(572)	(474)	(239)
Investment management expenses	(142)	(132)	(156)	(62)
Interest				
- Borrowings	(214)	(206)	(35)	(16)
Other	(53)	(100)	(1,017)	(89)
Life insurance operating expenses	**(8,016)**	**(2,749)**	**(1,522)**	**(3,919)**

	2000	2001	2002	2003
(c) Analysis of life insurance results[1]				
Components of operating profit after income tax attributable to shareholders include:				
- Planned margins of revenues over expenses released	228	231	153	45
- Profits (losses) arising from difference between actual and assumed experience	116	22	(1)	39
- Capitalised (losses) reversals	61	43	(6)	8
- Investment earnings on assets in excess of policy liabilities within the life insurance funds[1]	57	(178)	(201)	79
Net profit after income tax attributable to shareholders arising from the life insurance funds	**462**	**118**	**(55)**	**171**

Note:

1. *These results reflect the investment earning on shareholder capital held in the Group's various life insurance funds. This shareholder capital includes the amount to meet relevant regulatory requirements and to support their operations.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

21. LIFE INSURANCE BUSINESS (continued)

	As at 30 June 2003 $m
(d) Policyholder liabilities	
Value of policyholder liabilities – projection method[1]	
Best estimate liability	
- Value of future policy benefits[2]	37,118
- Value of future expenses	1,915
- Value of future premiums	(6,419)
Total best estimate liability – projection method	**32,614**
Value of future profits	
- Policyholder bonuses[3]	2,606
- Shareholders' profit margins	577
Total value of future profits – projection method	**3,183**
Value of policyholder liabilities – accumulation method[4]	
Policyholder liability	
- Value of future policy benefits	10,302
- Value of future acquisition expenses	(298)
Total polciyholder liability – accumulation method	**10,004**
Value of declared bonus[5]	46
Unvested policyholder benefits	1,336
NPI policy liabilities in funds with no shareholder interest[6]	15,337
Total policyholder liabilities	**62,520**
Policyholder liabilities subject to capital guarantees	**31,022**

Notes:

1. *For business valued by the projection method, the value of future charges for acquisition expenses is not an identified component of the policy liabilities.*
2. *Future policy benefits include bonuses credited to policy holders in prior periods but exclude the current year and future bonuses.*
3. *Future bonuses exclude current year bonuses.*
4. *Where the accumulation method of valuation is used, policy liabilities are divided into the two components - value of future policy benefits and value of future charges for acquisition expenses.*
5. *No formal distribution is made to policyholders at a half-year. However, an interim provision for bonuses is established to ensure a realistic estimate of non-shareholder equity is presented.*
6. *Policy liabilities in respect of National Provident Life Limited ("NP Life").*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

21. LIFE INSURANCE BUSINESS (continued)

(e) Life Insurance Policy Liabilities Valuation

Policy liabilities, and hence the net profit of life insurance businesses, are established by applying the principles of Margin on Services ("MoS"). (Refer to Note 1 for a description of MoS and the methods for calculating Policy Liabilities under it.)

The policy liabilities and solvency reserves for HHG's life insurance business have been determined at the reporting dates, using actuarial methods and assumptions as summarised in this Note. The Appointed Actuaries of the separate life insurance companies within the HHG Group have, at each valuation date, been satisfied as to the accuracy of the data used in those calculations.

The methods and profit carriers used to calculate policy liabilities for particular policy types are as follows:

Business Type	Method	Profit Carriers (for business valued using projection method)
Conventional	Projection	Bonuses
Unitised With-Profit	Projection	Interest credits
Investment-linked	Projection / Accumulation	Assets under management charges
Risk	Projection	Expected claim payments
Annuity	Projection	Annuity payments

Approximate methods have been used in the calculation of policy liabilities for some products for which the liabilities and profits are not material.

All the profits arising from the life insurance fund of NP Life accrue to the policyholders of that fund. As the interest of shareholders is confined to the value of contingent loans made to that fund the policy liabilities for that business are set equal to the value of the fund's net assets.

Set out below is a summary of the key assumptions used in the calculation of policy liabilities.

(i) Discount Rates (Investment Earnings)
For products matched closely by portfolios of fixed interest securities, the assumed earning rate is the implied yield on the total portfolio of matching assets less an appropriate margin for default risk.

The assumed earning rates for other business are largely driven by long term (eg. 15 year) government bond yields. The bond yields used at the relevant valuation dates are:

30 June 2003	4.1%
31 December 2002	4.5%
31 December 2001	5.1%
31 December 2000	5.0%

For products backed by mixed portfolios of shares, property and fixed interest securities, the assumption then varies with the proportion of each asset sector backing the product. Assumed earning rates for each asset sector are determined by adding to the bond yield various risk premia which reflect the relative differences in expected future earning rates for different countries and asset sectors. The risk premia applicable at the relevant valuation dates, excluding any allowance for imputation credits, are:

	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Local Equities	3.0%	3.0%	3.3%	3.3%
International Equities	3.0%	3.0%	2.9%	2.7%
Property	2.0%	2.0%	2.0%	2.0%
Corporate Bonds	0.0%	0.5%	0.5%	0.5%
Other Fixed Interest	0.0%	0.0%	0.0%	0.0%
Cash	-1.0%	-1.0%	-1.0%	-1.0%

Prior to 31 December 2002, an explicit allowance was made in the total earning rates for transaction costs, averaging 0.2%. Since then, no explicit allowance has been made, the cost being allowed for implicitly in the risk premia.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

21. LIFE INSURANCE BUSINESS (continued)

In respect of the with-profits business of the main UK funds, the averages of the asset mixes assumed for the purpose of setting investment assumptions at the relevant valuation dates are:

	Pearl				London Life			
	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Equities	68%	63%	33%	23%	58%	52%	37%	1%
Property	9%	9%	14%	10%	8%	10%	10%	10%
Fixed Interest	22%	26%	38%	62%	30%	35%	50%	86%
Cash	1%	2%	15%	5%	4%	3%	3%	3%

The asset mixes disclosed above in respect of 2002 and 2001 may be slightly different from those disclosed in past accounts due to minor corrections to ensure a consistent disclosure in respect of all life insurance funds.

Changes in asset mix for other classes of business have not been material.

Where the assumption used is net of tax, then tax on investment income is allowed for at rates appropriate to the country, class of business and asset sector, including any allowance for imputation credits on equity income. For this purpose, the total return for each asset sector is split between income and capital gains. The actual split has varied at each valuation as the total return has varied.

(ii) Future Growth in Unit Prices
For investment-linked business the assumed future rates of growth of unit prices are the discount rates (determined as above) less appropriate allowance for management fees, consistent with the terms of the contract.

(iii) Future With-profits Benefits
For with-profits business, the total value of future bonuses (and the associated shareholders' profit margin) which is included in policy liabilities is the amount supported by the value of supporting assets after allowing for the assumed future experience. The pattern of bonuses and shareholder profits assumed to emerge in each future year then depends on the relationship between reversionary bonus (or interest credits) and terminal bonus. This relationship is set to reflect the philosophy underlying actual bonus declarations.

Costs in respect of most guaranteed annuity options (GAOs) and the AMP Mortgage Endowment Promise (MEP) were previously allowed for within the policy liabilities for the related pension and mortgage endowment products. As from 30 June 2003 these costs have been treated as separate, non-discretionary policyholder benefits. As a result, the value of future bonuses and profit margins for the related products are no longer reduced by the liabilities in respect of GAOs and MEP.

Actual bonus declarations are determined to reflect, over time, the investment returns of the particular fund and other factors in the emerging experience and management of the business. These factors include allowance for an appropriate degree of benefit smoothing, reasonable expectations of policyholders, equity between generations of policyholders and across different classes and types of business, and on-going solvency and capital adequacy.

Given the many factors involved, the range of bonus structures and rates for HHG's with-profits business is extremely diverse.

(iv) Future Maintenance Expenses
Unit maintenance costs are based on budgeted expenses in the year following the reporting date (including VAT as appropriate and excluding one-off expenses). For future years, these are increased for inflation as described below. These expenses include fees charged to the life funds by service companies. Unit costs vary by product line and class of business based on an apportionment which is supported by expense analyses.

Future investment expenses are based on the fees currently charged by the asset managers.

(v) Inflation and Indexation
Benefits and premiums under many regular premium policies are automatically indexed. Assumed future take-up of these indexation options is based on HHG's own experience. For the purpose of this indexation the annual inflation rates assumed at the relevant valuation dates are:

30 June 2003	2.5%
31 December 2002	1.8%
31 December 2001	1.9%
31 December 2000	1.7%

The assumptions for expense inflation are also based on these rates, but having regard, as appropriate, to the terms of the relevant service company agreement. At 30 June 2003, this resulted in additions to the basic inflation assumption above, the additions being 2.5%p.a. at Pearl and 1.0%p.a. at London Life and NPI. At previous valuation dates the circumstances warranted an additional 1.0%p.a. in respect of London Life only.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

21. LIFE INSURANCE BUSINESS (continued)

(vi) Basis of Taxation
The basis of taxation (including deductibility of expenses) is assumed to continue in accordance with legislation current at the valuation date.

Refer to Note 6 for details.

(vii) Voluntary Discontinuance
Assumptions for the incidence of withdrawals, paid-ups and premium dormancy are based on investigations of HHG's own experience.

The rates are based upon individual global rates for each of the product groups which are then adjusted for either duration or age attained, as appropriate. Given the variety of influences affecting discontinuance for different product groups the range of voluntary discontinuance rates across HHG is extremely diverse.

Future rates of discontinuance used at the half year ending 30 June 2003 are higher than those assumed at 31 December 2002. At Pearl, long term rates of discontinuance have increased by between 2%p.a. and 15% p.a., with further short term increases of up to 20% p.a., depending on the recent and likely future experience of the particular product. Similar increases were assumed in respect of NPIL and NP Life. For London Life, which has been closed to new business for several years, no changes have been made to the assumed rates of discontinuance. Sensitivity analysis has indicated that changes in the assumed discontinuance rates for London Life would not materially affect the valuation results.

Other than the above, withdrawal assumptions have, since 31 December 2000, remained broadly unchanged.

(viii) Surrender Values
The surrender bases assumed are those current at the reporting date. Since 31 December 2002 these have been reduced, materially in some instances, consistent with declines in the value of supporting assets. Prior to 31 December 2002 there were only minor changes which did not materially affect the valuation results.

(ix) Mortality & Morbidity
Standard mortality tables, based on national or industry wide data, are used (e.g. AM(F)80, RMV92 and RFC92). They are then adjusted by factors which take account of HHG's own experience. For annuity business adjustment is also made for mortality improvements since the standard tables were published and for some potential improvement in the future.

Rates of mortality assumed at 30 June 2003 are unchanged from those assumed at 31 December 2002, except for the following changes which arose from analysis of the latest available data:
- Annuitant mortality rates at Pearl (including business reinsured from NP Life) have been reduced by about 2.5%.
- Mortality rates for female annuitants at London Life have been reduced by about 22% following recent analysis of the female experience.

Since 31 December 2000 the only material changes in mortality assumptions have been those occurring at 30 June 2003, plus a reduction in annuitant mortality of between 12% and 20% at NPIL which occurred at 31 December 2002. The extent of these changes is consistent with available analyses of HHG's own experience.

(f) Policy Acquisition Costs - Life Insurance
Policy acquisition costs are the fixed and variable costs of acquiring new business and include the related commission, policy issuing and underwriting costs, agency expenses and other sales costs. The actual acquisition costs incurred in life businesses are recorded in the statement of financial performance.

The future recovery of acquisition costs is taken into account in determining life insurance policy liabilities. The acquisition costs to be recovered are determined as the excess (if any) of the actual costs incurred over the explicit initial policy charges. Losses are recognised at inception where future revenues are insufficient to recover net acquisition costs.

(g) Restrictions on Assets
Investments held in the life funds can only be used within the restrictions imposed under the Financial Services and Markets Act 2000, and the rules of the Financial Services Authority ("FSA"). The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency and other regulatory requirements are met.

(h) Solvency and Capital Adequacy
Life insurance companies are required to hold prudential reserves over and above their policy liabilities, as a buffer against adverse experience and poor investment returns. The minimum level of reserves required to be held by HHG to support policyholder benefits is laid down in the rules of the FSA. HHG holds additional amounts within its life insurance subsidiaries which gives a somewhat higher level of security for policyholder benefits.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

21. LIFE INSURANCE BUSINESS (continued)

In the UK, a common measure of financial strength in accordance with the UK regulatory requirements is the free asset ratio (FAR). There are a number of ways of calculating the FAR. On the more conservative of the liability methods, it is calculated as the value of admissible assets and any implicit items less the value of statutory liabilities and the Required Minimum Margin expressed as a percentage of the statutory liabilities. At 30 June 2003, the FARs of the major UK entities were determined as follows (component amounts are shown in £m for consistency with the presentation in FSA returns where such figures were ordinarily published):

	Pearl £m	London Life £m	NP Life £m	NPIL £m
As at 30 June 2003:				
Admissible Assets	14,858	2,920	7,916	3,779
Plus Implicit Item	400	80	-	-
Less Statutory Liabilities	(14,406)	(2,870)	(7,575)	(3,706)
Less Required Minimum Margin	(588)	(99)	(311)	(47)
Free Assets	**264**	**31**	**30**	**26**
FAR (as % of Statutory Liabilities)	**1.8%**	**1.1%**	**0.4%**	**0.7%**

The above figures reflect the actual regulations applying as at 30 June 2003 and make no allowance for any regulatory changes currently being proposed by the FSA or for the proposed internal restructure of HHG expected to take place as part of the Demerger. The effect of the proposed FSA changes and the internal restructure are reflected in table R of the Consulting Actuaries report in section 14.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

22. GENERAL INSURANCE BUSINESS

	As at 30 June 2003 $m
(a) Outstanding claims - general insurance [1]	
Expected future claims payments - undiscounted	836
Discount to present value	(228)
Total outstanding claims	**608**
Current	59
Non-current	549
Total outstanding claims	**608**
The liability for outstanding claims is segmented as follows:	
Direct insurance	553
Inwards reinsurance	55
Total outstanding claims	**608**

(b) Outstanding claims details

The following range of inflation rates (normal and superimposed) and discount rates were used in the measurement of outstanding claims and reinsurance recoveries:

	For half year ended 30 June 2003	
	Half Year ending 30 June 2004 %	Subsequent half years %
Direct insurance		
Inflation rate[2]	-	-
Discount rate	2.8-4.0	2.8-4.0
Inwards reinsurance		
Inflation rate[2]	-	-
Discount rate	2.8-4.0	2.8-4.0

Economic inflation decreases the purchasing power of money and superimposed inflation is the escalation of claim payments due to changes in court awards and community attitudes etc.

The weighted average expected term to settlement of the outstanding claims from the balance date is estimated to be 7.8 years for direct insurance and 10.4 years for inward reinsurance.

Notes:

1. *Reinsurance claims recoverable are included in Receivables (Note 7).*
2. *For inwards reinsurance and some direct insurance, inflation is allowed for implicitly in the method used to determine outstanding claims.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

23. NOTES TO THE PRO-FORMA STATEMENT OF CASH FLOWS

	6 months ended 30 June 2002 $m	6 months ended 30 June 2003 $m
(a) Reconciliation of the net profit after income tax before corporate borrowings costs to cash flows from operating activities before corporate borrowing costs		
Net profit (loss) after income tax before corporate borrow ing costs	(418)	299
Depreciation of operating assets	40	14
Amortisation of intangibles	8	10
Net profit (loss) on sale of investments and operating assets	690	1,729
Decrease (increase) in investment asset values	9,910	(2,031)
Decrease (increase) in receivables and other assets	(1,552)	433
(Decrease) increase in net policy liabilities	(9,620)	(1,010)
(Decrease) increase in income tax provisions	(646)	206
(Decrease) increase in other creditors	208	(790)
Cash flows from operating activities before corporate borrowing costs	**(1,380)**	**(1,140)**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

23. NOTES TO THE PRO-FORMA STATEMENTS OF CASH FLOWS (continued)

	6 months ended 30 June 2003 $m
(b) Financing arrangements	
(i) Overdraft facilities	
Bank overdraft facility available	-
(ii) Credit standby facilities	
Revolving and standby credit facilities	
Available	246
Used	(123)
Unused	**123**
(iii) Loan facilities	
In addition to facilities arranged through bond and note issues (refer Notes 15 & 16), financing facilities are provided through bank loans under normal commercial terms and conditions.	
Available	1,346
Used	(1,346)
Unused	**-**
(iv) Bond and note funding programs	
Available	280
Used	(22)
Unused	**258**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

24. CONTROLLED ENTITIES

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
34 Brook Street GP Limited	UK	Ord	1	100
Advizas Limited	UK	Ord		100
Akimbo Nominees Limited	Hong Kong	Ord		100
Alcobendas Entrust Limited	UK	Ord		100
AMP (Buchanan Galleries) Limited	UK	Ord		100
AMP (NPI) Finance Limited	UK	Ord, Pref		100
AMP (NPI) Holdings Limited	UK	Ord A, Participating B		100
AMP (NPI) Payments Limited	UK	Ord		100
AMP (UK) Finance Services Plc	UK	Ord	6	-
AMP (UK) Financial Planning Limited	UK	Ord		100
AMP (UK) Financial Services Limited	UK	Ord		100
AMP (UK) Investment Services 2 Limited	UK	Ord		100
AMP (UK) Investment Services Limited	UK	Ord, Ord A		100
AMP (UK) PGI Limited	UK	Ord		100
AMP (UK) Plc	UK	Ord, Pref A		100
AMP (UK) Services Limited	UK	Ord		100
AMP (UK) Trustees Limited	UK	Ord		100
AMP Asset Management Limited	UK	Ord		100
AMP Buchanan Plc	UK	Ord		100
AMP European Holdings Limited	UK	Ord		100
AMP Henderson Global Investors Limitada	Chile	Ord		100
AMP Interactive Investor Limited	UK	Ord		100
AMP International Holdings Limited	UK	Ord		100
AMP Invest Plc	UK	Ord A,B,C	4	100
AMP New Ventures Limited	UK	Ord		100
AMP Pensions Administration Limited	UK	Ord		100
AMP Portfolio Managers Limited	UK	Ord		100
AMP Technology Ventures Limited	UK	Ord		100
AMP Virgin Holdings Limited	UK	Ord		100
Ample Investment Limited	UK	Ord		100
Basil Investments Limited	UK	Ord A, Pref B		100
Bookey Isaacs & Co. Limited	UK	Ord, Ord A	1	100
Charter Sense Investments Limited	Hong Kong	Ord	2	-
Cinema Entrust Limited	UK	Ord		100
Clarendon Road GP Limited	UK	Ord	1	100
Crescent Centre Bristol (No.1) Limited	UK	Ord		100
Crescent Centre Bristol (No.2) Limited	UK	Ord		100
CSC Information Systems Limited	UK	Ord A,B		25
Guthrie Herrington & Co Limited	UK	Ord		100
Henderson (Bull Ring) Limited	UK	Ord		100
Henderson (Covent Garden) Limited	UK	Ord		100
Henderson (Martineau Phase 1) Limited	UK	Ord		100
Henderson (Martineau Phase 2) Limited	UK	Ord		100
Henderson (Moor House) Limited	UK	Ord		100
Henderson (Potteries) Limited	UK	Ord		100
Henderson Administration (Guernsey) Limited	Guernsey	Ord		100
Henderson Administration Group Limited	UK	Ord		100

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Henderson Administration Limited	UK	Ord		100
Henderson Administration Services Limited	UK	Ord		100
Henderson Administration Trustees Limited	UK	Ord		100
Henderson BR Birmingham Limited	UK	Ord		100
Henderson Enhanced Index (UK GP) Limited (formerly Henderson Global Investors Stakeholder GP Limited)	UK	Ord		100
Henderson Equity Partners Limited	UK	Ord		100
Henderson Financial Services Limited (formerly London Life (3 Henrietta Street) Limited)	UK	Ord		100
Henderson Fund Management Plc	UK	Ord		100
Henderson Fund Management Stakeholder GP Limited	UK	Ord		100
Henderson Global Investors (France) SAS	France	Ord		100
Henderson Global Investors (Holdings) Plc	UK	Ord		100
Henderson Global Investors (Hong Kong) Limited	Hong Kong	Ord	5	100
Henderson Global Investors (International Holdings) BV	Netherlands	Ord		100
Henderson Global Investors (Ireland) Limited	Ireland	Ord	5	100
Henderson Global Investors (Japan) KK	Japan	Ord	5	100
Henderson Global Investors (Jersey) Limited	Jersey	Ord	5	100
Henderson Global Investors (North America) Inc	USA	Ord		100
Henderson Global Investors (Singapore) Limited	Singapore	Ord	5	100
Henderson Global Investors (Switzerland) Limited	Switzerland	Ord		100
Henderson Global Investors BV	Netherlands	Ord		100
Henderson Global Investors Equity Planning Inc	USA	Ord		100
Henderson Global Investors GP LLC	USA	Ord		100
Henderson Global Investors Austria Immobilien GmbH	Austria	Ord	1	65
Henderson Global Investors Limited	UK	Ord		100
Henderson Holdings Limited (formerly Henderson Administration International Holdings Limited)	UK	Ord, Part Pref		100
Henderson Independent Fund Management SA	Luxembourg	Ord	5	100
Henderson International Inc	USA	Ord		100
Henderson Invest Limited	UK	Ord		100
Henderson Investment Funds Limited	UK	Ord		100
Henderson Investment Management Limited	UK	Ord		100
Henderson Investors Limited	UK	Ord		100
Henderson Management SA	Luxembourg	Ord	5	100
Henderson MG Birmingham Limited	UK	Ord		100
Henderson MP Birmingham Limited	UK	Ord		100
Henderson Premier Greenford Limited	UK	Ord		100
Henderson Private Capital (GP) Limited	Scotland	Ord		100
Henderson Private Capital Limited	UK	Ord		100
Henderson Property Management (Jersey) Limited	Jersey	Ord		100
Henderson Real Estate Strategy Limited	UK	Ord		100
Henderson Secretarial Services Limited	UK	Ord		100
Henderson Touche Remnant (Guernsey) Limited	Guernsey	Ord		100
Henderson Trust Company Limited	Jersey	Ord		100
HGI Investment Holdings Pty Limited	Australia	Ord		100
HGP2 Limited	Scotland	Ord		100
HGP3 Limited	Scotland	Ord		100
HGP4 Limited	Scotland	Ord		100
HGP5 Limited	Scotland	Ord		100
HPC Nominees Limited	UK	Ord		100
Interactive Investor (Overseas) Limited	UK	Ord		100
Interactive Investor International (SA) Pty Limited	South Africa	Ord		100
Interactive Investor Limited	UK	Ord		100

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Interactive Investor Solutions Limited	UK	Ord		100
Interactive Investor Trading Limited	UK	Ord		100
Interactive Markets (Asia) Limited	Hong Kong	Ord		100
Interactive Markets Limited	UK	Ord		100
London Life (7/8 Henrietta Street) Limited	UK	Ord		100
London Life (9 Henrietta Street) Limited	UK	Ord		100
London Life (10 Henrietta Street) Limited	UK	Ord		100
London Life (11 Henrietta Street) Limited	UK	Ord		100
London Life (12/13 Henrietta Street) Limited	UK	Ord		100
London Life (17/18 Henrietta Street) Limited	UK	Ord		100
London Life (30 Maiden Lane) Limited	UK	Ord		100
London Life (40/41 Maiden Lane) Limited	UK	Ord		100
London Life (Caxton Court) Limited	UK	Ord		100
London Life (Four Pools) Limited	UK	Ord		100
London Life (Hambridge) Limited	UK	Ord		100
London Life (High Road, Whetstone) Limited	UK	Ord		100
London Life (Lochside Court) Limited	UK	Ord		100
London Life (Norton Folgate) Limited	UK	Ord		100
London Life (Oldham Broadway) Limited	UK	Ord		100
London Life (Oxford SP) Limited	UK	Ord		100
London Life (Picketts Lock) Limited	UK	Ord		100
London Life (Rivergate) Limited	UK	Ord		100
London Life (Union Park) Limited	UK	Ord		100
London Life (Wharf) Limited	UK	Ord		100
London Life (Wincheap) Limited	UK	Ord		100
London Life Group Services Limited	UK	Ord		100
London Life Holdings Limited	UK	Ord		100
London Life Limited	UK	Ord		100
London Life Linked Assurances Limited	UK	Ord		100
London Life Trustees Limited	UK	Ord		100
Michie European Holdings BV	Netherlands	Ord		100
National Provident Institution	UK	N/A		100
National Provident Life Limited	UK	Ord		100
New London Properties Limited	UK	Ord, Cum Pref		100
NP Life Holdings Limited	UK	Ord A,B		100
NPI (10 Gt Newport) Limited	UK	Ord		100
NPI (10 Henrietta Street) Limited	UK	Ord		100
NPI (103 Broad Street) Limited	UK	Ord		100
NPI (12 Eastgate) Limited	UK	Ord		100
NPI (17/18 Henrietta Street) Limited	UK	Ord		100
NPI (201 High Street Cheltenham) Limited	UK	Ord		100
NPI (226 Sauchiehall) Limited	UK	Ord		100
NPI (28/29 Southampton Street) Limited	UK	Ord		100
NPI (3 Henrietta Street) Limited	UK	Ord		100
NPI (30 Maiden Lane) Limited	UK	Ord		100
NPI (31 Cornmarket) Limited	UK	Ord		100
NPI (4 Henrietta Street) Limited	UK	Ord		100
NPI (40/41 Maiden Lane) Limited	UK	Ord		100
NPI (41 Kingsway) Limited	UK	Ord		100
NPI (42/43 Maiden Lane) Limited	UK	Ord		100

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
NPI (4-6 Commercial Street, Leeds) Limited	UK	Ord		100
NPI (55 Temple Row, Birmingham) Limited	UK	Ord		100
NPI (67/68 Long Acre) Limited	UK	Ord		100
NPI (7/8 Henrietta Street) Limited	UK	Ord		100
NPI (9 Henrietta Street) Limited	UK	Ord		100
NPI (Acton Lane) Limited	UK	Ord		100
NPI (Aspen) Limited	UK	Ord		100
NPI (Aztec West) Limited	UK	Ord		100
NPI (Brandon Road) Limited	UK	Ord		100
NPI (Broadway) Limited	UK	Ord		100
NPI (CBX) Limited	UK	Ord		100
NPI (Clarendon Road) Limited	UK	Ord		100
NPI (Corinthian House) Limited	UK	Ord		100
NPI (Cranmer House) Limited	UK	Ord		100
NPI (Cribbs Causeway) Limited	UK	Ord		100
NPI (Crossways) Limited	UK	Ord		100
NPI (East Brickhill, Milton Keynes) Limited	UK	Ord	2	-
NPI (Heathfield Road) Limited	UK	Ord		100
NPI (Hendon) Limited	UK	Ord		100
NPI (Hook) Limited	UK	Ord		100
NPI (Interplex 16) Limited	UK	Ord		100
NPI (IT, Maidenhead) Limited	UK	Ord		100
NPI (Kimpton) Limited	UK	Ord		100
NPI (Lexicon) Limited	UK	Ord		100
NPI (Lister Road) Limited	UK	Ord		100
NPI (Long Acre) Limited	UK	Ord		100
NPI (Marlow) Limited	UK	Ord		100
NPI (Maylands 1) Limited	UK	Ord		100
NPI (Maylands 2) Limited	UK	Ord		100
NPI (Merlin Place) Limited	UK	Ord		100
NPI (Mile End) Limited	UK	Ord		100
NPI (Petty Cury) Limited	UK	Ord		100
NPI (Phase 20 GBP) Limited	UK	Ord		100
NPI (Phase 21 GBP) Limited	UK	Ord		100
NPI (Phase 9 GBP) Limited	UK	Ord		100
NPI (Piercy House) Limited	UK	Ord		100
NPI (Poplar) Limited	UK	Ord		100
NPI (Printworks) Limited	UK	Ord		100
NPI (Queen Annes Gate) Limited	UK	Ord		100
NPI (Ranger House) Limited	UK	Ord		100
NPI (Rutland Court) Limited	UK	Ord		100
NPI (Sitel House) Limited	UK	Ord		100
NPI (St Catherines) Limited	UK	Ord		100
NPI (St Martins Place) Limited	UK	Ord		100
NPI (Stonecutter Square) Limited	UK	Ord	2	-
NPI (Stonecutter, Bristol) No. 1 Limited	UK	Ord		100
NPI (Stonecutter, Bristol) No. 2 Limited	UK	Ord		100
NPI (Temple Row) Limited	UK	Ord		100
NPI (Troy Court) Limited	UK	Ord		100
NPI (Victoria Square) Limited	UK	Ord		100
NPI (Westgate) Limited	UK	Ord		100
NPI Annuities Limited	UK	Ord		100

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
NPI Asset Management Limited	UK	Ord		100
NPI Finance Plc	UK	Ord		100
NPI International Dublin Limited	Ireland	Ord		100
NPI Investment Managers Limited	UK	Ord		100
NPI Limited	UK	Ord		100
NPI Managed Properties Limited	UK	Ord	2	-
NPI Properties Limited	UK	Ord		100
NPI Self Invested Personal Pensions Limited	UK	Ord		100
Oyster Holding Company Limited	UK	Ord		100
Oyster Overseas Limited	UK	Ord		100
Pacemaker Limited	UK	Ord		100
Pearl (1/9 Friar Lane) Limited	UK	Ord		100
Pearl (12/18 St Stephens Street) Limited	UK	Ord		100
Pearl (21 South Gyle Crescent) Limited	UK	Ord		100
Pearl (29/30 Commercial Street) Limited	UK	Ord		100
Pearl (40 Marsh Wall) Limited	UK	Ord		100
Pearl (76/77 Princes Street) Limited	UK	Ord	2	-
Pearl (Alcobendas) Limited	UK	Ord		100
Pearl (Alder Castle) Limited	UK	Ord		100
Pearl (Bampton Way) Limited	UK	Ord		100
Pearl (Barwell 2) Limited	UK	Ord		100
Pearl (Blakelands 1) Limited	Jersey	Ord		100
Pearl (Blakelands 2) Limited	Jersey	Ord		100
Pearl (Blakelands 3) Limited	UK	Ord		100
Pearl (Bridge St) Limited	UK	Ord		100
Pearl (Brighton Marina 2) Limited	UK	Ord		100
Pearl (Brunswick 1) Limited	Jersey	Ord		100
Pearl (Brunswick 2) Limited	Jersey	Ord		100
Pearl (Brunswick 3) Limited	UK	Ord		100
Pearl (Buchanan Galleries) Limited	UK	Ord		100
Pearl (CASA II) USA Inc	USA	Ord		100
Pearl (Castle Street/George Street) Limited	UK	Ord		100
Pearl (Chiswick House) Limited	UK	Ord		100
Pearl (Commonwealth House) Limited	UK	Ord		100
Pearl (Cutlers Court) Limited	UK	Ord		100
Pearl (Dimensions) Limited	UK	Ord		100
Pearl (Ellerman House) Limited	UK	Ord		100
Pearl (Exchange House, Wakefield)	UK	Ord		100
Pearl (Factory Lane, Croydon) Limited	UK	Ord		100
Pearl (Farnborough Gate) Limited	UK	Ord		100
Pearl (Five Ways) Limited	UK	Ord		100
Pearl (Grand Island) Limited	UK	Ord		100
Pearl (High Wycombe) Limited	UK	Ord		100
Pearl (Highland Landmark III) USA Inc.	USA	Ord		100
Pearl (Holbrook House) Limited	UK	Ord		100
Pearl (Hounds Hill) Limited	UK	Ord		100
Pearl (Icerenkoy) Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		100
Pearl (Key West, Slough) Limited	UK	Ord		100
Pearl (Kingsley House 1) Ltd	UK	Ord		100
Pearl (Kingsley House 2) Ltd	UK	Ord		100
Pearl (Midway MK) Limited	UK	Ord		100
Pearl (Moor House 1) Limited	UK	Ord		100

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Pearl (Moor House 2) Limited	UK	Ord		100
Pearl (New Bridge Street West) Limited	UK	Ord		100
Pearl (Orbital Park) Limited	UK	Ord		100
Pearl (Parkway Bridge) Limited	UK	Ord		100
Pearl (Potteries) Limited	UK	Ord		100
Pearl (Premier Park 1) Limited	Jersey	Ord		100
Pearl (Premier Park 2) Limited	Jersey	Ord		100
Pearl (Princes Quay) Limited	UK	Ord		100
Pearl (Print Works) Limited	UK	Ord		100
Pearl (Quadrant) Limited	UK	Ord		100
Pearl (St Georges St, CANTERBURY) Limited	UK	Ord		100
Pearl (Stockingswater Lane) Limited	UK	Ord		100
Pearl (Stockley Park) Limited	UK	Ord		100
Pearl (Tavistock Road) Limited	UK	Ord		100
Pearl (Turkey) Limited	UK	Ord		100
Pearl (Waverley House) Limited	UK	Ord		100
Pearl (Wexham Springs) Limited	UK	Ord		100
Pearl (Winter's Building) Limited	UK	Ord		100
Pearl Assurance (Unit Funds) Limited	UK	Ord		100
Pearl Assurance (Unit Linked Pensions) Limited	UK	Ord		100
Pearl Assurance Group Holdings Limited	UK	Ord		100
Pearl Assurance Plc	UK	Ord A,B		100
Pearl Developments Limited	UK	Ord		100
Pearl Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		100
Pearl Group Limited	UK	Ord A,B,C, Pref		100
Pearl ISA Limited	UK	Ord		100
Pearl Trustees Limited	UK	Ord		100
Pearl Unit Trusts Limited	UK	Ord		100
Pearlinvest Limited	UK	Ord		100
Real Estate Strategy Limited	UK	Ord, Ord B		100
Snalie Limited	UK	Ord, Ord A		100
Stonecutter GP Limited	UK	Ord	2	-
The London Life Association Limited	UK	N/A		100
Tisdale Life Consultants Limited	UK	Ord	1	100
TLIM Nominees Limited	UK	Ord, Ord A		100
Touche Remnant Investment Management Limited	UK	Ord		100
Touche Remnant Property Co	UK	Ord, Non Cum Pref		100
Towry Law (Asia) Holdings Limited	Cayman Islands	Ord, Redeemable		100
Towry Law (Asia) HK Limited	Hong Kong	Ord		100
Towry Law (Asia) Limited	Hong Kong	Ord		100
Towry Law (Asia) Nominees Limited	BVI	Ord		100
Towry Law (Asia) Services Limited	Hong Kong	Ord		100
Towry Law (Bevingtons) Limited	UK	Ord		100
Towry Law (SE Asia) Limited	Malaysia	Ord		100
Towry Law Central Services Limited	UK	Ord		100
Towry Law Financial Services (Ireland) Limited	Ireland	Ord	2	-
Towry Law Financial Services Limited	UK	Ord, Ord A, Pref		100
Towry Law Fraser Smith Limited	UK	Ord		100
Towry Law Insurance Brokers Limited	UK	Ord		100
Towry Law International (Bermuda) Limited	Bermuda	Ord		100
Towry Law International (Japan) Limited	Japan	Ord		100
Towry Law International (SA) (Pty) Limited	South Africa	Ord		100

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Towry Law International (Singapore) Private Limited	Singapore	Ord	1	100
Towry Law International (Southern Europe) SL	Spain	Ord	1	100
Towry Law International Europe NV	Belgium	Ord	2	-
Towry Law International Limited	Jersey	Ord		100
Towry Law Investment Management Limited	UK	Ord		100
Towry Law Investment Services Limited	UK	Ord		100
Towry Law Mortgage Services Limited	UK	Ord	1	50
Towry Law plc	UK	Ord		100
Towry Law Quest Trustee Limited	UK	Ord		100
Towry Law Trustee Company Limited	UK	Ord		100
TR Development Capital Investments Limited	Jersey	Ord A,B	2	-
Uppercrest Limited	UK	Ord A,B	1	100

Notes:

1. *Acquired in 2003.*
2. *Disposed in 2003.*
3. *Voluntary winding up was commenced in 2002.*
4. *The ordinary A and B class shares in AMP Invest plc will be converted into ordinary C class shares in the restructure of the HHG Group prior to the demerger.*
5. *As part of the restructure leading up to the demerger, these companies together with a new company Henderson Holdings (Jersey) Limited to be incorporated in Jersey, will be transferred from AMP to HHG Group.*
6. *AMP (UK) Finance Services Plc was transferred to AMP as part of the restructure leading up to the demerger.*
7. *As part of the restructure leading up to the demerger, the equity unit in the AMP Reset Preferred Securities Trust held by HHG will be transferred to AMP.*

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

25. INVESTMENTS IN ASSOCIATED ENTITIES

Details of investments in associated entities are as follows:

COMPANIES[1] NAME OF ENTITY	PRINCIPAL ACTIVITY	Ownership Interests 30 June 2003 %	Carrying amount 30 June 2003 A$m
Held by life insurers			
Virgin Money Group Limited	Financial services	50	-
Total investments in associated entities			-

26. FORWARD INVESTMENTS, LEASING AND OTHER COMMITMENTS

	As at 30 June 2003 $m
(a) Forward investment and other commitments at 30 June 2003 not provided for in the financial statements and expected to be payable	
Balance outstanding under contracts for the purchase of freehold and leasehold properties and/or erection of buildings thereon	
Due within one year	149
Due within one year to five years	-
Due later than five years	-
Total forward investment and other commitments not provided for	**149**
(b) Operating lease commitments (non-cancellable)	
Due within one year	22
Due within one year to five years	73
Due later than five years	82
Total operating lease commitments	**177**
(c) Finance lease commitments	
Due within one year	1
Due within one year to five years	-
Due later than five years	-
Total finance lease liability	**1**

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

27. CONTINGENT LIABILITIES

The following are not recognised in the statement of financial position:

(a) In the normal course of business the HHG Group is exposed to legal issues which involve litigation and arbitration.

(b) Contingent liabilities which are considered to be covered under an insurance policy, but where indemnity has not been granted yet, are not reported here, to avoid making an admission which prejudices the insurer's rights.

(c) In the normal course of business, the HHG Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(d) In the normal course of business, the HHG Group enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the Group.

(e) Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them. The extent of such liabilities is influenced by the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements.

(f) As part of the demerger, HHG will release all intra-group guarantees with AMP Group and will use best endeavours to procure the release of all third party guarantees and financial support given by the AMP Group in respect of the businesses to be conducted by the HHG Group after the demerger, except as otherwise agreed. HHG will indemnify AMP against liabilities in relation to such guarantees and financial support until they are released. AMP will have reciprocal obligations.

HHG is not aware of any circumstances that would result in any material future payments as a result of the above items.

28. SUPERANNUATION COMMITMENTS

	Accrued benefits	Net market value of plan assets	Net surplus	Vested benefits	Date measured[1]
	$m	$m	$m	$m	
AMP UK Staff Pension Scheme[2]	3,859	4,614	755	N/A[3]	31/12/2001

Notes:

1. Dates of the last actuarial valuations of these funds.

2. HHG did not make full regular contributions to these funds. HHG will recommence full regular contributions when it becomes appropriate to do so based on the scheme rules and on actuarial advice.

3. Vested benefits as defined in accounting standards in Australia are not normally calculated by UK funds of this type. In each case, vested benefits would be substantially the same as, or less than, the accrued benefits.

A review of the scheme as at 30 June 2003, based on the assumptions used for the last actuarial valuation, indicated a deficit (approx £10m). The trustee has not asked HHG to support the fund and no additional payments are currently being made.

NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS (continued)

29. RELATED PARTY DISCLOSURES

(a) Directors

The names of all persons who held office as a Director of AMP UK plc during the 6 months ended 30 June 2003 are:

Sir Malcolm Bates
PJ Costain
AC Hotson
IW Laughlin
AM Mohl
Sir William Wells

Subsequent to 30 June 2003, the following individuals also joined the HHG Board:

RP Handley
NT Hiscock
RP Yates

Details of Director shareholdings at 30 June 2003 are set out in section 10 of the document.

Details of

- remuneration paid or payable to;
- loans made to; and
- transactions entered into with;

Directors of AMP Limited and Directors of related entities have been disclosed in AMP Limited's Annual Reports for the years ended 31 December 2002, 2001 and 2000. Further details are set out in section 10 of the document.

(b) Other related party transactions

In the normal course of business, transactions occurred between entities in the AMP Group and entities in the HHG Group on normal terms and conditions in respect of investment management fees, service fees and interest as follows:

	12 months ended 31 December			6 months ended 30
	2000	2001	2002	2003
	$m	$m	$m	$m
Revenues charged by HHG Group to AMP Group	22	42	60	99
Expenses charged by AMP Group to HHG Group	(72)	(37)	(44)	(73)

ERNST & YOUNG

TRANSACTION ADVISORY SERVICES

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5212
DX Sydney Stock Exchange 10172

16 October 2003

The Directors
AMP Limited
33 Alfred Street
SYDNEY NSW 2000

Dear Directors

Independent Accountant's Report on Forecast Financial Information

We have prepared this Independent Accountant's Report (the "Report") on the forecast financial information for inclusion in a Explanatory Memorandum to be dated on or about 16 October 2003 (the "Explanatory Memorandum") relating to the Demerger of HHG plc ("HHG") from AMP Limited ("AMP"). Following the Demerger both companies will be separately listed on the Australian Stock Exchange.

Expressions defined in the Explanatory Memorandum have the same meaning in this Report.

The nature of this Report is such that it can be given only by an entity, which holds a Dealer's Licence under the Corporations Act. Ernst & Young Transaction Advisory Services Limited holds the appropriate Dealer's Licence.

Scope

You have requested Ernst & Young Transaction Advisory Services Limited to prepare a report on the pro-forma consolidated forecast financial performance of the continuing businesses that will comprise the AMP Group following the Demerger for the year ending 31 December 2003 (the "Forecast") as set out in section 5.4.1 of the Explanatory Memorandum. This Report does not relate to pro-forma historical financial information shown in section 5.4.1 of the Explanatory Memorandum.

The basis on which the Forecast has been prepared is set out in section 5.4.1 of the Explanatory Memorandum. The Forecast, which has been prepared on the assumption that the Demerger proceeds, will be substantially different from the actual results for AMP for the year ending 31 December 2003. This is because the Forecast does not include the forecast financial results of HHG Group. In addition, the actual results for the AMP Group for the year ending 31 December 2003 will include a number of other items shown separately in section 5.4.1 of the Explanatory Memorandum under the heading "Reconciliation from pro-forma forecast net profit after tax to underlying forecast net profit after tax of the AMP Group after the Demerger for the year ending 31 December 2003".

The Directors are responsible for the preparation and presentation of the Forecast, including the best-estimate assumptions, which include the pro-forma transactions, on which they are based. The Forecast has been prepared for inclusion in the Explanatory Memorandum. We disclaim any assumption of responsibility for any reliance on this Report or on the Forecast to which it relates for any purposes other than for which it was prepared.

Review of Directors' Best-Estimate Assumptions

Our review of the best-estimate assumptions underlying the Forecast was conducted in accordance with the Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary. These procedures included discussion with the Directors and management of AMP and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that:

(a) the best-estimate assumptions do not provide a reasonable basis for the preparation of the Forecast;

(b) in all material respects, the Forecast is not properly prepared on the basis of the best-estimate assumptions; and

(c) the Forecast is not presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of AMP disclosed in note 1 in section 13.2 of the Explanatory Memorandum.

The Forecast has been prepared by the Directors to provide investors with a guide to AMP's potential future financial performance based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of the Forecast. Actual results may vary materially from those Forecast and the variation may be materially positive or negative. Accordingly, investors should have regard to the Risk Factors set out in section 4.8 of the Explanatory Memorandum and Sensitivity Analysis set out in section 5.5 of the Explanatory Memorandum.

Our review of the Forecast, that is based on best-estimate assumptions, is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecast included in the Explanatory Memorandum.

Statement

Based on our review of the Forecast as set out in section 5.4.1 of the Explanatory Memorandum, which is not an audit, and based on an investigation of the reasonableness of the Directors' best-estimate assumptions giving rise to the forecast financial information, nothing has come to our attention which causes us to believe that:

(a) the Directors' best-estimate assumptions set out in section 5.4.2 of the Explanatory Memorandum do not provide a reasonable basis for the preparation of the Forecast; and

(b) the Forecast is not properly compiled on the basis of the Directors' best-estimate assumptions and are not presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AMP disclosed in note 1 in section 13.2 of the Explanatory Memorandum as applied in Australia for presenting pro-forma forecasts in prospectuses and Explanatory Memorandums.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of AMP and the Directors. If events do not occur as assumed, actual results achieved and distributions provided by AMP may vary significantly from the Forecast. Accordingly, we do not confirm or guarantee the achievement of the Forecast, as future events, by their very nature, are not capable of independent substantiation.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of AMP have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

Ernst & Young Transaction Advisory Services Limited does not have any interest in the outcome of the Demerger, other than in connection with the preparation of this Report. Ernst & Young has prepared an Independent Accountant's Report on Reviewed Pro-Forma Historical Financial Information and participated in due diligence procedures. Ernst & Young Transaction Advisory Services Limited will receive a professional fee for the preparation of this Report. Ernst & Young also acts as the statutory auditor of AMP Limited.

Yours faithfully
Ernst & Young Transaction Advisory Services Limited

P. Siviour

Paul Siviour
Director

14 Consulting Actuary's report

Level 17, MLC Centre
19-29 Martin Place
Sydney NSW 200010
GPO Box 3279
Sydney NSW 2001
Tel: (02) 9229 5555
Fax: (02) 9229 5566
Fax: (02) 9229 5588

Tillinghast - Towers Perrin

Management Consultants
and Actuaries

16 October 2003

The Directors & Chief Executive Officer
AMP Ltd
33 Alfred Street
SYDNEY NSW 2000

Ladies and Gentlemen

CONSULTING ACTUARY'S REPORT

Part A – Background

1 Introduction

Tillinghast – Towers Perrin has been engaged by AMP Services Ltd ("AMP Services") to provide actuarial advice and opinions on certain matters in connection with the proposed Demerger of AMP Ltd ("AMP") and HHG plc ("HHG") from AMP.

This report, which has been produced for inclusion in the Explanatory Memorandum prepared by AMP Ltd, sets out the scope of the work that we have been engaged to undertake and summarises the results of our work. The reader's attention is drawn to Section 18 of this report which sets out certain reliances and limitations relating to the use of the report. Terms defined in the Explanatory Memorandum have the same meaning in this report. All references to dollars in this report are to Australian dollars unless otherwise specified. Certain of the tables in this report may not add exactly due to rounding.

This report should be read in conjunction with the Explanatory Memorandum, which provides a more complete description of the business of, and the risk factors relating to, AMP and HHG.

2 Basis of Preparation

The results set out in this report are presented on the assumption that the proposed Demerger and the related capital and corporate restructurings had taken place as at 30 June 2003. Details of the proposed capital and corporate restructurings may be found in Section 10.4 of the Explanatory Memorandum.

Tillinghast - Towers Perrin

3 Scope of Work

The scope of our work was as follows.

- To determine the embedded value based on a capital-market-consistent approach ("Market-Consistent Embedded Value") of AMP Financial Services and Life Services, as at 30 June 2003 (Sections 6 and 11).
- To determine the value of new business written in the first six months of 2003 by AMP Financial Services using a capital-market-consistent approach ("Market-Consistent Value of Six Months' Sales") (Section 6).
- To determine the embedded value using traditional methods ("Traditional Embedded Value") of AMP Financial Services and Life Services, as at 30 June 2003 (Sections 7 and 12).
- To determine the value of new business written in the first six months of 2003 by AMP Financial Services using traditional methods ("Traditional Value of Six Months' Sales") (Section 7).
- To provide commentary on the differences between the Market-Consistent Embedded Values and the Traditional Embedded Values of AMP Financial Services and Life Services (Sections 8 and 13).
- To provide commentary on the material differences between the Traditional Embedded Values of AMP Financial Services and Life Services we have determined and those prepared by AMP for its Half Year 2003 Investor Report issued on 20 August 2003 (Sections 9 and 14).
- To determine the sensitivity of the Traditional Embedded Values, Market-Consistent Embedded Values, Traditional Value of Six Months' Sales and Market-Consistent Value of Six Months' Sales to changes in certain assumptions and scenarios (Sections 10 and 15).
- To provide a realistic balance sheet and risk capital margin requirement for Pearl Assurance plc ("Pearl"), National Provident Life Ltd ("National Provident Life") and London Life Ltd ("London Life") on the basis set out by the Financial Services Authority ("FSA") in its Consultation Paper 195, dated August 2003 (Section 16).
- To provide further commentary on the capital position of Life Services (Section 17).
- To provide a projection of net cash flows illustrating the run-off pattern of the business of Life Services (Section 17).

3.1 AMP Financial Services

For the purposes of this report, AMP Financial Services comprises: the statutory funds of AMP Life Ltd; $10 million of capital held in the shareholders' fund of AMP Life Ltd to meet statutory capital requirements; AMP Financial Services' (excluding AMP Banking) contribution to the net revenue of AMP Services Ltd; AMP Services (NZ) Ltd; Hillross Financial Services Ltd; Australian Securities Administration Ltd; AMP Superannuation Ltd; INSSA Pty Ltd;

Tillinghast - Towers Perrin

AMP Financial Planning Ltd; AMP GI Distribution Pty Ltd; Arrive Wealth Management Pty Ltd; and Magnify Financial Planners Ltd.

For the avoidance of doubt, our scope of work in respect of AMP Financial Services did not include: AMP Banking; AMP/Ergo Mortgage and Savings Ltd; Ergo Personal Financial Services Ltd; assets in the shareholders' fund of AMP Life Ltd other than the $10 million required to be held for regulatory purposes and any subsidiaries specifically identified as being in our scope of work; AMP Sanmar; and any value arising in AMP Capital Investors Ltd, including as a result of the provision of services to AMP Financial Services.

The values shown in this report do not include allowance for any part of the net assets of AMP Services Ltd as it is not possible to define precisely that part of the net assets that relates to the business of AMP Financial Services.

We have been instructed by AMP to include the following entities in the Traditional and Market-Consistent Embedded Values of AMP Financial Services at their net asset values: AMP Superannuation Ltd; INSSA Pty Ltd; AMP Financial Planning Ltd; AMP GI Distribution Pty Ltd; Arrive Wealth Management Pty Ltd; and Magnify Financial Planners Ltd. In respect of these entities we have made no assessment of any potential positive or negative value of business in force as at 30 June 2003 or new business written over the period 1 January 2003 to 30 June 2003. The total net asset value in respect of these entities included in the Traditional and Market-Consistent Embedded Values of AMP Financial Services as at 30 June 2003 is $42 million.

In respect of AMP Financial Services we have used the output from models developed by or on behalf of AMP Ltd, and reviewed by us, for the basis of our opinions.

3.2 Life Services

For the purposes of this report, the companies within Life Services which have been valued using embedded value techniques comprise: Pearl Assurance plc; Pearl Assurance (Unit Funds) Ltd; Pearl Assurance (Unit Linked) Pensions Ltd; London Life Ltd; London Life Linked Assurance Ltd; National Provident Life Ltd; NPI Ltd and AMP (UK) Services Ltd.

We have been instructed by AMP to include the following entities in the Traditional and Market-Consistent Embedded Values of Life Services at their net asset values: AMP (NPI) Holdings Ltd; AMP (UK) PGI Ltd; Pearl ISA Ltd; Pearl Unit Trusts Ltd; AMP (NPI) Payments Ltd; AMP (UK) Trustees Ltd; AMP Portfolio Managers Ltd; NPI Asset Management Ltd; NPI Investment Managers Ltd; NPI Self Invested Personal Pensions Ltd; AMP (UK) Financial Services Ltd; London Life Holdings Ltd; London Life Group Services Ltd and London Life Trustees Ltd. The total net asset value in respect of these entities included in the Traditional and Market-Consistent Embedded Values of Life Services as at 30 June 2003 is £50 million.

Our valuation of Life Services excludes Henderson; Gruppo Banca Popolare di Lodi; Towry Law; Virgin; and Ample and Interactive Investors Group. These companies have loans or equity capital, either directly or indirectly from Pearl, and such amounts have been ascribed nil value within the Market-Consistent and Traditional Embedded Values. This is to reflect the business unit structure of HHG. However, for the realistic balance sheet analysis (see Section 16) these assets have been ascribed their admissible value.

For the avoidance of doubt, our scope of work in respect of Life Services does not include the following entities, because these form part of the Corporate rather than the Life Services business unit: HHG; AMP (NPI) Finance Ltd; AMP (UK) Finance Services plc; AMP Invest plc; Michie European Holdings BV; Oyster Holdings Co Ltd; Oyster Overseas Ltd; Pearl Assurance Group Holdings Ltd; Pearl Group Ltd; and AMP Financial Planning Ltd.

In respect of the greater part of Life Services, we have constructed cash flow models of the businesses based on in-force policy data as at the valuation date. For the rest of Life Services, principally in respect of product lines originating within National Provident Life, we have used the output from models developed by Life Services, which we have reviewed, for the basis of our opinions.

4 Framework – Traditional and Market-Consistent Embedded Values

4.1 Traditional Valuation Techniques

Embedded value is a term commonly used to refer to an actuarial economic valuation technique that has been in widespread use in the insurance and wealth management industry for well over a decade. An embedded value is an estimate of the economic value of a company, excluding the value of any future business that the company may be expected to write. It provides stakeholders with a value-oriented view of a business that is not unduly distorted by local accounting conventions and so is reasonably comparable across jurisdictions.

The primary technique that has traditionally been used by actuaries to determine embedded value and value of new business results consists of projecting best-estimate future distributable profits (and imputation credits where relevant) expected to be generated by the business, and discounting these to a present day value using a risk-adjusted discount rate. Distributable profits are cash flows less the increase in capital and provisions required to support the business. For the purposes of this document, we will use the term "Traditional Embedded Value" and "Traditional Value of Six Months' Sales" to refer to embedded value and value of six months' sales results developed using this technique.

In determining Traditional Embedded Value and Traditional Value of Six Months' Sales results, both the cost of assuming risk and the costs associated with providing capital to support a business are allowed for implicitly by using a risk-adjusted discount rate to discount future projected distributable profits. Determining the risk-adjusted discount rate that appropriately reflects the risk profile of the business is therefore a crucial step in the valuation process. One of the key risks associated with writing life insurance business, which traditionally has been allowed for in the risk-adjusted discount rate, arises from the existence of policyholder financial guarantees and options embedded within products, particularly participating products (typically referred to as with-profit products in the UK). Recent falls in equity markets and interest rates have increased the value to policyholders of these financial guarantees and options, particularly in the UK, to such a point that it is difficult to allow appropriately for them using the risk-adjusted discount rate mechanism. This issue is particularly acute for thinly capitalised participating funds. Consequently, where such features are present, the financial community has begun to apply significant discounts to Traditional Embedded Value results.

4.2 Market-Consistent Valuation Techniques

In recent years alternative methods for allowing for risk and the cost of capital in the determination of embedded values have begun to be used by the actuarial profession. These methods, known as market-consistent valuation techniques, are widely accepted in financial markets and are used in the pricing of a range of financial instruments. They allow for the cost of risk associated with writing life insurance and wealth management business in a more direct and specific way and remain valid in a broad range of circumstances, including periods of change in financial markets such as we have recently seen. For the purposes of this document, we will use the terms "Market-Consistent Embedded Value" and "Market-Consistent Value of Six Months' Sales" to refer to embedded value and value of six months' sales results developed using market-consistent techniques.

In determining Market-Consistent Embedded Value and Market-Consistent Value of Six Months' Sales results, the cost of assuming market-related risk is allowed for explicitly. As a consequence, a risk-adjusted discount rate is no longer required. Rather, the impact of market risk on economic value is assessed by firstly identifying the market-related risks to which the business is exposed and then pricing them relative to the pricing of similar risks observed in financial markets. We focus on market-related risk since, under modern finance theory, other risks that the market regards as diversifiable do not significantly affect value.

In respect of the business of AMP Financial Services and Life Services, the two most important market risks to be taken into account are: (i) risks associated with the provision of policyholder financial guarantees and options embedded within life insurance products; and (ii) risks associated with mismatches between assets and liabilities, and revenues and expenses.

In addition, Market-Consistent Embedded Values allow explicitly, rather than implicitly, for the costs associated with providing capital to support a business. These primarily arise from two sources: the cost of double taxation, and Agency Costs. Agency Costs is the term used in modern financial economics to refer to the cost of ceding direct control of the shareholders' capital to management. Agency Costs are discussed in greater depth in Section 4.3.

4.3 Key Aspects of Market-Consistent Valuation Methodology

The Market-Consistent Embedded Value comprises the aggregate of the net assets for the relevant companies, and the market-consistent value of in-force business, with an adjustment for the impact of corporate structure on value to the extent that this relates to the business currently in force.

The market-consistent value of in-force business of a company can be determined by subtracting the market-consistent value of liabilities at the valuation date from the market value of tangible assets backing these liabilities.

The market-consistent value of liabilities has been determined by calculating the present value of expected future liability cash flows, allowing explicitly for the impact on value of mismatch risk and policyholder financial guarantees and options. Policyholder financial guarantees and options typically arise in respect of participating business - traditional, investment account and unitised with-profit - where any profits generated are shared between policyholders and shareholders, but losses above a certain level are borne fully by shareholder assets within the company.

Tillinghast - Towers Perrin

In order to calculate the market-consistent value of liabilities, we have allowed for the impact on value of market-related risk by adjusting the future expected cash flows, rather than by discounting at a risk-adjusted rate of return. The adjusted cash flows (referred to as risk-neutral cash flows) are then discounted to their present day equivalent using market swap rates, as a proxy for risk-free rates. Throughout this report we use the term "risk-free rate" to refer to these rates.

We have made a specific allowance for the value of policyholder financial guarantees and options embedded within products. The amount of this allowance has been determined by performing stochastic projections under a range of possible future investment scenarios. We have used an economic scenario generator calibrated to market prices as at 30 June 2003 to produce scenarios of future interest rates, equity and property returns and inflation which are internally consistent. Payouts to policyholders were computed for each scenario, based on our understanding of the bonus and surrender value policies of the various companies. The payouts and other cash flows, projected on a risk-neutral basis, were discounted back to the valuation date using risk-free rates of return. The cost of policyholder financial guarantees and options was taken as the mean of the outcomes produced under the scenarios considered.

We have allowed, in the Market-Consistent Embedded Value, for certain costs of capital associated with writing business through a corporate structure. The capital costs we have allowed for relate to the impact of double taxation, investment expenses and Agency Costs.

Double taxation costs arise when the tax payable on earnings in respect of shareholders' assets held in a company differs from that which would have been payable had the shareholders owned the assets directly.

Agency Costs represent the mark down that shareholders may apply to the value of a company's economic equity because they do not have direct control over its use. The level of Agency Costs will depend on such factors as shareholders' perceptions of the quality of management, the quality of financial reporting and control, and the way in which the company may be expected to manage capital in the future. Agency Costs are therefore company and shareholder specific.

In developing the Market-Consistent Embedded Value and Market-Consistent Value of Six Months' Sales for AMP Financial Services and Life Services, an element of Agency Cost is implicitly included in the best-estimate operating assumptions used within the projections. This is because the best-estimate operating assumptions, being based on historical and current experience, will automatically reflect the outworkings of the delegation of day-to-day control from shareholders to management. The most common example of this is in relation to expense assumptions.

In addition to this implicit allowance within the operating assumptions, shareholders may choose to allow for other sources of Agency Cost to reflect risks that would not be allowed for within standard operating assumptions. Such an additional allowance is highly subjective and shareholder dependent. For this reason, we have shown illustrative results on a range of potential assumptions regarding explicit Agency Costs. Illustrative Agency Cost allowances are expressed as a proportion of shareholder capital invested in the business, approximated by: (i) Market-Consistent Embedded Value prior to allowing for explicit Agency Costs; and (ii) Market-Consistent Value of Six Months' Sales prior to allowing for explicit Agency Costs, plus the initial expenses and capital requirements associated with this new business. Readers of this report should form their own view as to the need for, and level of, an explicit Agency Cost allowance when using the results shown.

The Market-Consistent Embedded Values shown in this report include the present value of the cost of policyholder financial guarantees and options as at the valuation date. They may be expected to fluctuate significantly in response to market movements to the extent that the options and guarantees are not hedged. It should be noted that whilst the methodology we have used captures the cost of investment mismatch, financial guarantees and options contained within policy liabilities, there are other material, non market-related, risks, as described in the Explanatory Memorandum, that are not allowed for in a Market-Consistent Embedded Value.

4.4 Operating Assumptions

Unless otherwise stated, the best-estimate operating assumptions used to determine the results shown in this report have been set in accordance with the following principles.

- Future mortality rates and morbidity rates were based on an analysis of the recent experience of the particular entity (where available), general industry experience and, in some cases, population experience.

- Future discontinuance rates (including paid-up, premium dormancy and early retirement rates) were derived from an analysis of the recent experience of the particular entity.

  Recent experience in both Australia and the UK has shown high observed lapse rates for certain investment product lines. This is most likely due to a combination of recent poor equity market conditions and the negative press coverage AMP, including its UK subsidiaries, has received. We have assumed this is a temporary effect and have made an allowance for it in respect of the Australian retail investment linked business of AMP Financial Services, including risk riders, by assuming that there is a one-off 5% mass lapse at the valuation date. In respect of investment and term assurance products of Life Services, we have assumed that lapse rates are approximately double their long term rates over the 12 month period from 30 June 2003.

- Future policy servicing expense assumptions were based on an analysis of the recent experience of the particular entity, excluding certain one-off expenses in the case of Life Services. Per policy and per claim expenses were assumed to inflate at a rate consistent with assumptions regarding future economic conditions and investment earning rates. No allowance has been made for any reduction in unit costs due to future management actions. However, in respect of Life Services, we have allowed for the expected reduction in costs following closure to new business, to the level expected to be achieved by Life Services management in 2004.

  We have only considered expenses relating to companies within the scope of this report. In particular, no allowance has been made for the corporate overhead of either of AMP or HHG in excess of that charged to AMP Financial Services and Life Services under current transfer pricing arrangements.

  For the expenses of AMP Life (and the equivalent revenue of AMP Services), we have assumed new service company fees are adopted as advised to us by the Appointed Actuary of AMP Life.

- Future investment expenses were based on the current scale of fees charged to AMP Financial Services and Life Services. To the extent that this scale of fees includes profit margins for the investment managers within AMP or

HHG, these margins have not been included in our assessment of the value of in-force business and the value of six months' sales.

- In determining the value of six months' sales, actual sales volumes and product mix, and actual levels of acquisition expenses for the six months to 30 June 2003 were used. The effect of increases in existing premiums associated with indexation arrangements was not included in the value of six months' sales, but instead was allowed for in the value of in-force business.

  We note that it is common in financial services businesses for new business volumes and product mix to exhibit seasonality, usually driven by the annual taxation timetable. The values of six months' sales shown in this report relate to the actual volumes and product mix of sales over the period 1 January 2003 to 30 June 2003 and have not been adjusted for the effect of any seasonality that may be expected. Users of this report should take this into account when forming their views regarding the potential value of one year's sales and of future new business.

- In determining Traditional Embedded Values, future rates of bonus for traditional participating business, investment account business and profit-sharing annuities were set at levels which were supportable by the assets backing the respective product sub-funds as at 30 June 2003. For the Market-Consistent Embedded Values, bonus rates were set consistently with the company's current bonus policy as it would apply in the particular investment scenario. In respect of the bulk of the participating product lines within Life Services, it has been assumed that the only bonus additions will be in the form of terminal bonus, rather than annual bonuses. This is consistent with Life Services' current bonus practice.

- Current pricing, prudential reserving, and paid-up bases were assumed to be maintained in the future. For certain products, surrender value bases were assumed to vary in response to changes in assumed investment conditions as projected in our stochastic economic scenarios.

- Projected company tax payable was allowed for at current rates. Current tax legislation was assumed to continue unaltered.

5 Key Points Regarding the Results

5.1 General

The following key points should be noted regarding both the Market-Consistent and Traditional values shown in this report:

- The prudential regulation of UK life insurance companies is undergoing a period of substantial change, which could increase capital requirements beyond the level we have assumed in this report, potentially affecting the values shown.

- The adjusted net assets shown include assets required to satisfy prudential capital requirements and to that extent are not immediately fully distributable to shareholders.

Tillinghast - Towers Perrin

- The results assume that accounting provisions, including but not limited to those relating to general insurance business and compensation for possible misselling, are adequate.

- The results assume the continuation of current policy terms and conditions and the companies' interpretation thereof.

In assessing the value of in-force business, the cost of capital and the value of six months' sales in respect of AMP Financial Services, we have relied in part on calculations performed by or on behalf of AMP Services Ltd. We have reviewed, and are satisfied with, the reasonableness of the overall results and the accuracy of sample calculations for various lines of business.

5.2 Market-Consistent Embedded Values

We have made no allowance in the values shown in this report for the effect on value of market-related risks in respect of assumptions underlying cash flows that may be partially correlated with the market. Such assumptions may include certain expenses, lapses and disability income claims payments. We are not aware of a sufficient body of credible evidence that supports the extent to which these assumptions exhibit market-related risk in practice and thus the degree of adjustment to value that would be appropriate. We have, however, provided a sensitivity analysis of the impact on value of changes in the assumptions underlying various cash flows to enable readers to make their own adjustment for such risks.

For AMP Financial Services the cost of capital has been determined assuming that it will continue to maintain a level of free assets above capital adequacy requirements in line with its current level, allowing for future projected business volumes. For Life Services, the cost of capital has been determined assuming that sufficient capital is retained to meet the new regulations as set out in Consultation Paper 195.

5.3 Traditional Embedded Values

Risk discount rates have been set having regard to general market practices in Australia and the UK and our perceptions of the risks inherent in the particular businesses. For the UK companies where the participating funds are thinly capitalised, there is a significant element of subjectivity in this assessment.

Future assumed investment returns were set for each asset class based on assumed margins over bond rates.

Part B – AMP Financial Services

6 AMP Financial Services - Market-Consistent Embedded Value

Subject to the reliances and limitations set out in Section 18 of this report, our assessment of the components of the Market-Consistent Embedded Value of AMP Financial Services as at 30 June 2003 is set out in Tables A and B below.

Table A provides Market-Consistent Embedded Value and Value of Six Months' Sales results for AMP Financial Services excluding any explicit allowance for Agency Costs.

Table A
AMP Financial Services
Market-Consistent Embedded Value and Value of Six Months' Sales (Excluding Explicit Agency Costs)
As at 30 June 2003 (A$m)

Adjusted net assets[1]	3,361
Market-consistent value of in-force business	2,891
Cost of capital	(168)
Market-Consistent Embedded Value[3]	6,084
Market-Consistent Value of Six Months' Sales[2,3]	118

Notes:
1. Adjusted net assets comprises the balance sheet value of assets, less policy and other liabilities (including policy owners' retained profits), plus the value of Australian imputation credits in respect of existing net assets at 70% of face value. The value of imputation credits included in this adjusted net assets is $290 million.
2. Sales over the period 1 January 2003 to 30 June 2003.
3. Includes the value of associated Australian imputation credits at 70% of face value. The total value of Australian imputation credits included is $1,074 million in respect of the Market-Consistent Embedded Value (including the $290 million in respect of adjusted net assets mentioned in footnote 1) and $29 million in respect of the Market-Consistent Value of Six Months' Sales. The total value of New Zealand imputation credits included is zero in respect of both the Market-Consistent Embedded Value and the Market-Consistent Value of Six Months' Sales.

We provide in Table B below illustrative Market-Consistent Embedded Value and Value of Six Months' Sales results allowing for differing levels of explicit Agency Costs. The appropriate level of such an allowance is subjective and so users of this report should form their own views as to an appropriate allowance for Agency Costs for their purposes. Further discussion regarding Agency Costs and the basis of our illustrative calculations may be found in Section 4.3.

Tillinghast - Towers Perrin

Table B
AMP Financial Services
Illustrative Market-Consistent Embedded Value and Value of Six Months' Sales
As at 30 June 2003 (A$m)

	Illustrative Level of Agency Costs[1]		
	0%	2.5%	5%
Market-Consistent Embedded Value (excluding explicit Agency Costs)	6,084	6,084	6,084
Agency Costs	0	(152)	(304)
Market-Consistent Embedded Value (including Agency Costs)	6,084	5,932	5,780
Market-Consistent Value of Six Months' Sales (including Agency Costs)	118	109	101

Notes:
1. Percent of Market-Consistent Embedded Value, and Market-Consistent Value of Six Months' Sales plus the value of initial expenses and capital requirements.

The sensitivity of these results to different assumptions and economic scenarios is shown in Section 10 of this report.

7 AMP Financial Services - Traditional Embedded Value

Subject to the reliances and limitations set out in Section 18 of this report, our assessment of the components of the Traditional Embedded Value of AMP Financial Services as at 30 June 2003 is set out in Table C below.

Table C
AMP Financial Services
Traditional Embedded Value and Value of Six Months' Sales[1]
As at 30 June 2003 (A$m)

Adjusted net assets[2]	3,361
Value of in-force business	2,615
Cost of prudential capital	(352)
Traditional Embedded Value[4]	5,625
Traditional Value of Six Months' Sales[3, 4]	76

Notes
1. At risk discount rates of 10% for Australian life insurance business, 11% for Australian unit trust business, 10.5% for New Zealand life insurance business and 11.5% for New Zealand unit trust business.
2. Adjusted net assets comprises the balance sheet value of assets, less policy and other liabilities (including policy owners' retained profits), plus the value of Australian imputation credits in respect of existing net assets at 70% of face value. The value of imputation credits included in the adjusted net assets is $290 million.
3. Sales over the period 1 January 2003 to 30 June 2003.
4. Includes the value of associated Australian imputation credits at 70% of face value. The total value of Australian imputation credits included is $830 million in respect of the Traditional Embedded Value (including the $290 million in respect of adjusted net assets mentioned in footnote 2) and $17 million in respect of the Traditional Value of Six Months' Sales. The total value of New Zealand imputation credits included is zero in respect of both the Traditional Embedded Value and the Traditional Value of Six Months' Sales.

The above components of the Traditional Embedded Value are net of company tax, but before allowance for taxation in the hands of an investor in AMP or HHG. Consistent with this approach, the discount rates used are gross of investor tax and explicit allowance has been made for the value of Australian imputation credits generated in respect of AMP Financial Services.

The sensitivity of these results to different assumptions and economic scenarios is shown in Section 10 of this report.

The Traditional Embedded Value and Traditional Value of Six Months' Sales are based on best-estimate operating assumptions as discussed in Section 4.4. Assumed pre-tax investment returns by major asset category were as set out in Table D.

Table D
AMP Financial Services
Assumed Pre-tax Investment Return (% per annum)

	Australia	New Zealand
Equities (local)[1]	10.07	10.43
Equities (overseas)	9.07	9.43
Property	8.07	8.43
Government securities	5.07	5.43
Cash	4.07	4.43

Notes
1. Includes attaching imputation credits.

8 AMP Financial Services - Reconciliation of Market-Consistent Embedded Value and Traditional Embedded Value

An explanation of the main differences between the Market-Consistent Embedded Value and Value of Six Months' Sales (excluding explicit Agency Costs) and the Traditional Embedded Value and Value of Six Months' Sales of AMP Financial Services is set out in Table E. The table shows the effect of removing the traditional allowance for risk contained in the Traditional Embedded Value and Traditional Value of Six Months' Sales and replacing it with the explicit allowances for risk determined using market-consistent approaches.

Table E
AMP Financial Services
Reconciliation of Market-Consistent Embedded Value (Excluding Explicit Agency Costs) to Traditional Embedded Value
As at 30 June 2003 (A$m)

	Embedded Value	Value of Six Months' Sales
Traditional value	5,625	76
Removal of traditional cost of prudential capital	352	19
Removal of traditional allowance for operating profit risk	828	32
Allowance for policyholder financial guarantees and options	(116)	0
Allowance for other market related risks	(437)	(2)
Market-consistent cost of capital	(168)	(6)
Market-consistent value (excluding explicit Agency Costs)	6,084	118

The key difference between traditional and market-consistent valuation approaches is the manner in which they allow for the effect of risk on the valuation of a business.

The Traditional Embedded Value and Traditional Value of Six Months' Sales allow for the effect of risk on the value of the business by discounting projected cash flows at a risk-adjusted discount rate. In removing the traditional allowance for risk, we add back the effect that the risk margin in the risk discount rate has on the valuation of both the prudential capital and operating profits. This conceptually gives the value that might be attributed to the business if all the best estimate distributable profits were certain, or free of risk.

The Market-Consistent Embedded Value and Value of Six Months' Sales allow explicitly for the market-related risks within the business. The cost of policyholder financial guarantees and options is determined using stochastic modelling techniques, as described in Section 4. The allowance for other market-related risks is the effect of removing the assumed excess investment returns of equity, property and corporate bonds over the risk free rate. The market-consistent cost of capital reflects the cost of double taxation and investment management costs in respect of the excess of projected total assets over balance sheet policy liabilities.

9 AMP Financial Services - Reconciliation of Traditional Embedded Value to Investor Report

An explanation of the main differences between the Traditional Embedded Value of AMP Financial Services shown in this report and that disclosed by AMP in its Half Year 2003 Investor Report is shown in Table F.

Tillinghast - Towers Perrin

Table F
AMP Financial Services
Reconciliation of Traditional Embedded Value to AMP Investor Report
As at 30 June 2003 (A$m)

	Embedded Value	Value of Six Months' Sales
Value in AMP Investor Report[1]	5,596	76
Differences in assumptions	29	10
Differences in projection models & methodology	14	(10)
Difference in valuation scope[2]	(13)	0
Traditional value (Table C)	5,625	76

Notes
1. At risk discount margin of 5.0% pa.
2. Tillinghast's scope of work excluded the value of AMP Sanmar, which was included in the embedded values shown in the Investor Report.

The key differences in assumptions in respect of the Traditional Embedded Value and Traditional Value of Six Months' Sales of AMP Financial Services are:

- Tillinghast's investment earnings assumptions are generally higher than those assumed by AMP Services, resulting in an increase in the Traditional Embedded Value; and
- Tillinghast has adopted a lighter annuitant mortality assumption than that used by AMP Services, resulting in a reduction in the Traditional Embedded Value.

10 AMP Financial Services - Embedded Value Sensitivities

In order to illustrate the effect of using alternative assumptions, we have shown in Tables G and H below the sensitivity of the values to changes in key assumptions. Except as noted, for each sensitivity illustrated, all other assumptions have been left unchanged from those used to determine the base value. All of the sensitivities in respect of the Traditional Embedded Value have been determined at the risk discount rates shown in Section 7, with the exception of the risk discount rate sensitivity.

Sensitivities shown do not represent the boundaries of possible outcomes, but rather illustrate how certain different assumptions or scenarios may affect outcomes.

Tillinghast - Towers Perrin

Table G

AMP Financial Services

Sensitivity of Market-Consistent Embedded Value (Excluding Explicit Agency Costs)

As at 30 June 2003 (A$m)

	Embedded Value	Value of Six Months' Sales
Base value (per Table A)	6,084	118
20% fall in equity values[1]	5,590	n/a
20% fall in property values[1]	5,913	n/a
20% adverse movement in yield curve[2]	5,957	112
Discontinuance rates increased by 25%[3]	5,517	81
Non-commission expenses increased by 10%[4]	5,878	97
Morbidity claims cost increased by 10%[5]	6,049	117
Annuitant mortality reduced by 5%[6]	6,054	118

Notes:

1. Assumes 30 June 2003 asset values were 20% lower than actually shown in accounts, with no change to future assumed market conditions.
2. Assumes yield curve was 20% higher on 30 June 2003 than was actually the case. This was assumed to affect both 30 June 2003 asset values in respect of fixed interest assets, and the future assumed risk-free rate.
3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best estimate assumption. Premium rates and bonuses were assumed to remain unchanged.
5. Disability claims costs for disability income insurance were assumed to be 110% of the best-estimate claims costs for all products. This was applied to both future claims in respect of active lives and future payments in respect of currently disabled lives. Premium rates were assumed to remain unchanged.
6. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

Tillinghast - Towers Perrin

Table H
AMP Financial Services
Sensitivity of Traditional Embedded Value
As at 30 June 2003 (A$m)

	Embedded Value	Value of Six Months' Sales
Base value (per Table C)	5,625	76
Risk discount rate 1% higher[1]	5,432	66
Risk discount rate 1% lower[1]	5,840	87
Pre-tax investment returns 1% lower with bonus rates changing commensurately[2]	5,361	67
Discontinuance rates increased by 25%[3]	5,243	56
Non-commission expenses increased by 10%[4]	5,456	57
Morbidity claims cost increased by 10%[5]	5,595	75
Annuitant mortality reduced by 5%[6]	5,595	76

Notes:

1. Risk discount rates in respect of each line of business were increased/decreased by 1% per annum, for example from 10% pa to 11% pa/9% pa. No corresponding change was assumed in future investment returns.
2. Assumed future pre-tax investment returns in respect of each line of business were decreased by 1% per annum, for example from 6% pa to 5% pa. Future policyholder bonus and crediting rates were assumed to be adjusted commensurately. No corresponding change was assumed in opening asset values or in risk discount rates.
3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best-estimate assumption. Premium rates and bonuses were assumed to remain unchanged.
5. Disability claims costs for disability income insurance were assumed to be 110% of the best-estimate claims costs. This was applied to both future claims in respect of active lives and future payments in respect of currently disabled lives. Premium rates were assumed to remain unchanged.
6. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

Tillinghast - Towers Perrin

Part C – Life Services

11 Life Services - Market-Consistent Embedded Value

Subject to the reliances and limitations set out in Section 18 of this report, and consistent with the basis of preparation set out in Section 2, our assessment of the components of the Market-Consistent Embedded Value of Life Services as at 30 June 2003 is set out in Tables I and J below.

The results are shown in aggregate and also split into three main constituent groups, namely:

- Pearl and National Provident Life,
- London Life, and
- The unit-linked, service and other non-life companies.

The main rationale for this grouping is to separate the participating business companies from the others. In addition, we have separately identified Pearl and National Provident Life from London Life to reflect their status as distinct investments of HHG.

Table I provides Market-Consistent Embedded Value results for Life Services excluding any explicit allowance for Agency Costs.

Table I
Life Services
Market-Consistent Embedded Value (Excluding Explicit Agency Costs)
As at 30 June 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service and Other Companies	Total
Adjusted net assets	291	21	181	493
Market-consistent value of in-force business	311	161	72	544
Cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value	476	177	247	900

We provide, in Table J below, illustrative Market-Consistent Embedded Value results allowing for differing levels of explicit Agency Costs. The appropriate level of such an allowance is subjective and so users of this report should form

their own views as to an appropriate allowance for Agency Costs for their purposes. Further discussion regarding Agency Costs and the basis of our illustrative calculations may be found in Section 4.3.

Table J
Life Services
Illustrative Market-Consistent Embedded Value
As at 30 June 2003 (£m)

	Illustrative Level of Agency Costs[1]		
	0%	2.5%	5%
Market-Consistent Embedded Value (excluding explicit Agency Costs)	900	900	900
Agency Costs	0	(23)	(45)
Market-Consistent Embedded Value (including Agency Costs)	900	877	855

Notes
1. Percent of Market-Consistent Embedded Value.

The sensitivity of these results to alternative assumptions and economic scenarios is shown in Section 15 of this report.

In determining the results set out in Table I and Table J, the adjusted net assets for Life Services has been derived from the UK GAAP net assets of the constituent companies, excluding the value of any investments in HHG companies outside Life Services as described in Section 3.2. The derivation of the adjusted net assets is set out in Table K.

Tillinghast - Towers Perrin

Table K
Life Services
Derivation of Adjusted Net Assets
As at 30 June 2003 (£m)

UK GAAP net assets after excluding the value of any investments in HHG companies outside Life Services and after pro-forma adjustments (see Section 7.2.5 of the Explanatory Memorandum)	1,009
Exclude intangibles[1]	(102)
Exclude London Life contingent loan[2]	(180)
Purchase National Provident Life loan from Pearl 90:10 fund[3]	(224)
Exclude accrued shareholder transfers in Pearl[4]	(10)
Adjusted net assets	493

Notes:
1. The intangibles excluded are NPI Goodwill of £32 million, NPI deferred acquisition costs of £48 million, London Life future profits of £14 million and Pearl deferred acquisition costs of £8 million .
2. The value of the contingent loan is included in the value of in-force business and is excluded from the adjusted net assets.
3. The Pearl 0:100 fund is expected to buy on fair economic terms the loan provided by the Pearl 90:10 fund to National Provident Life, together with certain associated assets. The value of the contingent loan has been included within Pearl and National Provident Life's value of in-force business, and hence there is a negative adjustment in the derivation of the adjusted net assets..
4. The value of the accrued shareholder transfers is included in the value of in-force and is excluded from the adjusted net assets.

12 Life Services - Traditional Embedded Value

Subject to the reliances and limitations set out in Section 18 of this report, and consistent with the basis of preparation set out in Section 2, our assessment of the components of the Traditional Embedded Value of Life Services as at 30 June 2003 is set out in Table L.

Tillinghast - Towers Perrin

Table L
Life Services
Traditional Embedded Value[1]
As at 30 June 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Adjusted net assets	291	21	181	493
Value of in-force business	448	126	54	628
Cost of capital	(248)	(11)	(17)	(276)
Traditional Embedded Value	491	136	218	845

Notes
1. At risk discount rates of 9.4% for Pearl & National Provident Life, and 7.4% for all other companies, representing margins above gilt rates of 5.0% and 3.0% respectively.

The above components of the Traditional Embedded Value are net of company tax, but before allowance for taxation in the hands of an investor in HHG.

The sensitivity of these results to alternative assumptions and economic scenarios is shown in Section 15 of this report.

The Traditional Embedded Value is based on best-estimate operating assumptions as discussed in Section 4.4. Assumed pre-tax investment returns by major asset category were as set out in Table M.

Table M
Life Services
Assumed Pre-tax Investment Return (% per annum)

Equities	6.9
Property	6.4
Government securities	4.4
Cash	3.4

13 Life Services - Reconciliation of Market-Consistent to Traditional Embedded Value

An explanation of the main differences between the Market-Consistent Embedded Value (excluding explicit Agency Costs) and the Traditional Embedded Value of Life Services is set out in Table N. The table shows the effect of

removing the traditional allowance for risk contained in the Traditional Embedded Value and replacing it with explicit allowances for risk determined using market-consistent approaches.

Table N
Life Services
Reconciliation of Market-Consistent (Excluding Explicit Agency Costs) to Traditional Embedded Value
As at 30 June 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Traditional Embedded Value	491	136	218	845
Removal of traditional cost of prudential capital	248	11	17	276
Removal of traditional allowance for operating profit risk	125	41	27	193
Allowance for policyholder financial guarantees and options	(230)	(3)	0	(233)
Allowance for other market related risks	(32)	(3)	(9)	(44)
Market-consistent cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value (excluding explicit Agency Costs)	476	177	247	900

The key difference between traditional and market-consistent valuation approaches is the manner in which they allow for the effect of risk on the valuation of a business. In our view, the choice of a risk discount rate of 9.4% for Pearl and National Provident Life, which is high relative to UK market norms, is appropriate, given that the resulting Traditional Embedded Value is in line with the Market-Consistent Embedded Value.

The Traditional Embedded Value allows for the effect of risk on the value of the business by discounting projected cash flows at a risk-adjusted discount rate. In removing the traditional allowance for risk, we add back the effect that the risk margin in the risk discount rate has on the valuation of both the prudential capital and operating profits. This conceptually gives the value that might be attributed to the business if all the best estimate distributable profits were certain, or free of risk.

The Market-Consistent Embedded Value allows explicitly for the market-related risks within the business. The cost of policyholder financial guarantees and options is determined using stochastic modelling techniques, as described in Section 4. The allowance for other market-related risks is the effect of removing the assumed excess investment returns of equity, property and corporate bonds over the risk free rate. But for the changes in asset mix that Pearl,

National Provident Life and London Life have implemented in the last 12 months, the allowance for other market-related risks would have been significantly greater. The market-consistent cost of capital reflects the cost of double taxation and investment management costs in respect of assets projected to be held in excess of the amount expected to be required to meet total liabilities.

14 Life Services - Reconciliation of Traditional Embedded Value to Embedded Value Shown in AMP Investor Report

An explanation of the main differences between the Traditional Embedded Values shown in this report and those disclosed by AMP in its Half Year 2003 Investor Report is shown in Table O.

Table O
Life Services
Reconciliation of Traditional Embedded Value to AMP Investor Report
As at 30 June 2003 (£m)

Embedded value in AMP Investor Report[1]	1,341
Differences in assumptions	59
Differences in expense methodology	(129)
Other differences	(10)
AMP Investor Report Embedded Value after adjustments[2]	1,261
Value of excluded investments (in other business units)	(416)
Traditional Embedded Value (Table L)	845

Notes:
1. At risk discount margin of 5.0% pa.
2. Determined on a capital allocation consistent with the Investor Report presentation

The key differences between the Traditional Embedded Value result shown in this report and that reported by AMP in its Investor Report relate to the investments included and the recognition of future expense savings. The AMP Investor Report included all net admissible assets for the life companies.

The adjusted net assets of Life Services shown in Section 11 of this report exclude all investments in other business units, which we understand is consistent with the approach HHG intends to adopt in presenting embedded values in future. If these assets were included, on the basis used by AMP in preparing its Investor Report, the Traditional Embedded Value of Life Services would have been £1,261 million as at 30 June 2003 (£845 million plus £416 million) and the Market-Consistent Embedded Value of Life Services would have been £1,316 million as at 30 June 2003 (£900 million plus £416 million).

The Traditional Embedded Value in the Investor Report assumed future expense savings. The results set out in this report do not anticipate expense savings. This reduced our Traditional Embedded Value by £88 million compared with that shown in the Investor Report. We have also reduced the embedded values to reflect the Life Services' share of the staff pension scheme deficit, assessed on an FRS17 basis, of £41 million.

There are a number of other differences in projection models and methodology which in aggregate reduce value by £10 million.

15 Life Services – Embedded Value Sensitivities

In order to illustrate the effect of using alternative assumptions, we have shown in Tables P and Q below the sensitivity of the embedded values to changes in key assumptions. Except as noted, for each sensitivity illustrated, all other assumptions have been left unchanged from those used to determine the base value. All of the sensitivities in respect of the Traditional Embedded Value have been determined at the central risk discount rates of 9.4% for Pearl and National Provident Life and 7.4% for all the other companies, with the exception of the risk discount rate sensitivity.

Sensitivities shown do not represent the boundaries of possible outcomes, but rather illustrate how certain alternative assumptions or scenarios may affect outcomes.

In Table P, the first two sensitivities are based on the scenarios specified by the FSA to determine the market risk component of required regulatory capital under the new rules that are being developed in the UK. The test has been developed to determine whether companies have adequate capital to cover the effect of sudden very significant changes in equity markets, property values, default margins on corporate bonds, and the level of the fixed interest yield curve. As specified by the FSA, the changes are assumed to take place so rapidly that no action (such as selling assets and holding cash) is possible by management.

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Table P
Life Services
Sensitivity of Market-Consistent Embedded Value (Excluding Explicit Agency Costs)
As at 30 June 2003 (£m)

	Embedded Value			
	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Base value (per Table I)	476	177	247	900
Equity: 10% fall	426	175	239	840
Property: 20% fall	389	163	246	798
Corporate spreads as per CP195[1]	373	136	245	754
Shift in yield curve[2]	498	180	247	925
Discontinuance rates increased by 25%[3]	477	179	204	860
Non-commission expenses increased by 10%[4]	476	177	171	824
Annuitant mortality reduced by 5%[5]	424	167	242	833

Notes
1. The corporate bond spreads test is based on a widening of corporate bond spreads of 60 basis points for AAA rated and 70 basis points for BBB rated bonds.
2. This is based on a 90 basis point reduction in fixed interest yields. These numbers have been calculated on the basis that National Provident Life changes its asset mix as described in Section 16. Without this asset switch, the Market-Consistent Embedded Value for Pearl / National Provident Life would be more susceptible to a fall in yields, and the sensitivity result would be £415 million.
3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then AMP (UK) Services is the only company affected by this change.
5. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

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Table Q
Life Services
Sensitivity of Traditional Embedded Value
As at 30 June 2003 (£m)

	Embedded Value			
	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Base value (per Table L)	491	136	218	845
Risk discount rate 1% higher[1]	456	122	209	787
Risk discount rate 1% lower[1]	529	153	229	911
Pre-tax investment returns 1% lower with bonus rates changing commensurately[2]	459	134	203	796
Discontinuance rates increased by 25%[3]	508	138	183	829
Non-commission expenses increased by 10%[4]	491	136	151	778
Annuitant mortality reduced by 5%[5]	453	130	215	798

Notes:
1. Risk discount rates in respect of each line of business were increased/decreased by 1% per annum, for example from 9.4% pa to 10.4% pa for Pearl & National Provident Life . No corresponding change was assumed in future investment returns.
2. Assumed future pre-tax investment returns in respect of each line of business were decreased by 1% per annum, for example from 4.5% pa to 3.5% pa. Future policyholder bonus and crediting rates were assumed to be adjusted commensurately. No corresponding change was assumed in opening asset values or in risk discount rates.
3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best-estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then AMP (UK) Services is the only company affected by this change.
5. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

16 Life Services - Realistic Balance Sheets

The need for significant change to the existing framework for the prudential regulation of long term insurance business in the UK has been recognised for several years.

In particular, the current approach tends to overestimate the amount of capital available to cover prudential requirements when interest rates and equity markets are high, and underestimate available capital when the converse is true. The FSA flagged its intention to revise the approach to solvency regulation in June 2001 with the publication of

Consultation Paper 97. Given the combination of the substantial fall in the UK equity market since its peak three years ago, and the significant decline in interest rates since the mid 1990s, the apparent regulatory solvency position of a number of UK participating funds has been weak. In response, in August 2002 the FSA requested the larger participating companies to provide balance sheet information on a more realistic basis, and further information has been requested as at each of 31 December 2002 and 30 June 2003.

At the end of August 2003, the FSA published a further consultation paper (Consultation Paper 195) setting out more detail regarding its thinking on how the existing regime should change. Interested parties have until 30 November 2003 to respond to FSA's proposals, which in turn are likely to be modified to some degree in the light of responses.

In essence, the proposed rules set out a framework to determine the total required capital resources as the greater of two calculations. The first of these is, broadly, determined similarly to the current rules, but with a number of amendments, some of which relax and some of which tighten various components of the calculations. The other calculation is based upon a realistic measure of assets and liabilities, and additional capital which reflects the company's business profile more appropriately than the current rules.

Whilst a degree of uncertainty surrounds the ultimate rules, we have been asked to present the realistic balance sheets of Life Services' participating business companies, namely Pearl, National Provident Life and London Life, as at 30 June 2003. The illustrative results, based on our understanding of Consultation Paper 195, are summarised in Table R below. The results should only be considered together with the comments after the table. In Table R, liabilities represent FSA defined best-estimate liabilities on a market-consistent basis, and the risk capital margin represents the excess assets required to support the business in adverse conditions. The adverse conditions which are used to determine the risk capital margin, as at 30 June 2003, are a combination of a 10% fall in equity markets, a 20% fall in property values, a significant widening in corporate bond spreads, a 90 basis point shift in fixed interest yields and a 50% reduction in persistency rates. The FSA is seeking to carry out further research in respect of the calibration and interaction of these stress tests. Any changes to the level of these tests could be expected to materially alter the results set out in this section.

The methodology and assumptions used to calculate the realistic liabilities are very similar to those used to calculate the Market-Consistent Embedded Values as described in Sections 4.3 and 4.4.

The realistic liabilities are determined on the assumption that management will take actions in accordance with Life Services' draft Principles and Practices of Financial Management. These Principles and Practices of Financial Management are required by the FSA to be finalised and published by March 2004.

Table R
Life Services
Illustrative Realistic Balance Sheets based on CP 195
As at 30 June 2003 (£m)

	Pearl	National Provident Life	London Life
Admissible assets[1]	14,874	7,915	2,865
Adjustment for non profit business	(3,471)	105	(1,122)
Available assets	11,403	8,020	1,743
Realistic liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover risk capital margin	386	201	29
Risk capital margin	(311)	(151)	(29)
Free capital	75	50	0

Notes:
1. Admissible assets held in both the long-term and shareholder funds.

The results in Table R are those arising from the FSA's defined realistic basis, as described in CP195. We have carried out a limited assessment of the impact of the FSA's proposed amendments to various aspects of the current statutory rules. Based on this work, we conclude that the realistic basis will be either similar to, or more onerous than, the statutory peak for each of these companies. This is dependent on the FSA's approval of the existing intangible asset of £400 million, technically a future profits "implicit item", for Pearl continuing beyond November 2003.

The realistic basis adopted by the FSA contains a number of margins, in particular, inadmissible assets and future profits on non-participating business held outside the 90:10 fund are not permitted to be shown as an asset and the value of future contingent loan repayments and shareholder transfers (in scenarios where the 90:10 fund can afford to make these payments) are shown as a liability.

After the restructuring and capital movements, it is expected that Pearl will have approximately £100 million of inadmissible assets in respect of Pearl's investment in Henderson. These assets are excluded from the balance sheet shown in Table R. We understand that the asset values shown in Table R, which have been determined by HHG, are based on the current asset valuation rules. In Consultative Paper 145, the FSA expressed the intention to remove the option to use market valuation for certain types of non-insurance undertakings following implementation of the Financial Conglomerates Directive in the Integrated Prudential Sourcebook. It is likely, that from the start of 2005, this could increase the inadmissible assets for Pearl by up to £210 million, with a consequential effect on the assets shown in Table R (see Section 7.4.2 of the Explanatory Memorandum for further discussion).

In preparing the results in Table R, allowance has been made for the actions National Provident Life has taken and is continuing to implement since 30 June 2003 to improve asset and liability matching. Without allowance for these

changes, National Provident Life would have shown approximately £100 million less free capital as at 30 June 2003. Given that Pearl owns National Provident Life, and based on our understanding of CP195, this shortfall would also have affected the Pearl result by the same amount. Although the FSA requires this presentation, as a result of the corporate structure, it is our understanding that there is no legal requirement for Pearl to provide any further capital support to National Provident Life.

In addition to the requirement described above, companies will be required to carry out an Individual Capital Assessment (ICA), based on which the FSA will be able to vary each insurer's regulatory capital requirements. The FSA intend to introduce a process for giving Individual Capital Guidance (ICG) to firms. ICG will be set with reference to the specific business and control risks faced by each company and will take account of each company's ICA and any margins elsewhere in the business. Companies that can demonstrate that they have identified and assessed their risk and have appropriate controls to mitigate those risks are expected to receive a lower ICG. The FSA has estimated that initial ICG assessment might result in an ICG increase of 25% of the required capital resources across the industry, varying by firm. It is not possible at the present time to assess the likely ICG for the Life Services companies.

17 Life Services – Further Capital Considerations

17.1 Amount

Capital is required to cover the risk that future experience is more adverse than anticipated. These risks include market, credit, operational and other risks. The Market-Consistent Embedded Value is based on capital-market-consistent techniques to value both the assets and the liabilities. It primarily allows for market risks, and only allows to a limited extent for product, regulatory, operational, treasury or insurance risks. Specific reference to such risks is covered in Section 6.8 of the Explanatory Memorandum. Such risks could materially affect the amount and timing of any capital releases from the Life Services businesses.

A significant part of the capital required is held in respect of market risk. A wide range of outcomes is possible. Table P shows the effect of certain investment scenarios on the Market-Consistent Embedded Value.

17.2 Timing

Any release of the capital held within Life Services depends on building, and being demonstrably in a position to maintain, an excess of capital beyond that which the FSA requires each of the regulated entities to hold. Given the uncertainty surrounding the new requirements and in particular the proposed Individual Capital Assessments which companies will be required to carry out, any projections of likely future capital releases from Life Services would be highly speculative at this time.

A complicating factor is that following the Demerger, Pearl will own a number of other investments of HHG, including, but not limited to, a minority shareholding in, and debt from Henderson, together with full ownership of National Provident Life, Pearl Assurance (Unit Funds) Ltd and Pearl Assurance (Unit Linked) Pensions Ltd. To the

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extent that capital is released from these companies, it may need to be retained by Pearl to meet its own capital requirements. This could defer the release of capital further.

We understand that the Pearl Board has committed not to make any transfers to shareholder funds from the Pearl 90:10 fund until June 2014 and further, has committed that any capital releases from Pearl will be subject to the prior consent of the FSA.

Subject to the capital required to meet the remaining risks in the business, it is reasonable to assume that the balance would gradually become available for release from the regulated entity as the business runs off. It is unlikely that any material releases of capital will take place for a number of years.

To illustrate the business run off we have projected the net cash flows out of the policyholder funds. These have been determined as policyholder claims plus expenses plus tax less premiums less investment return. The investment returns are as set out in Table M.

The high projected net cash outflows for the 12 months following 30 June 2003 reflect the higher withdrawal rates assumed to apply as a result of AMP's recent adverse publicity, reductions in equity exposure, bonus cuts and closure of the sales force.


Life Services projected net cash outflows (£ millions)
2,000.0
1,800.0
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
-
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Year starting July
With Profits
Conventional Non Profits
Unit Linked

17.3 Quality

To manage funds effectively in a run-off situation, liquid assets need to be retained to fund policyholder claims. It is likely that any release of capital to shareholders will initially be in the form of illiquid assets, probably in the form of related party investments.

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Part D – Reliances and Limitations

18 Reliances and Limitations

18.1 Reliances

In undertaking this work we have relied on audited and unaudited information supplied to us by, or on behalf of, AMP Services and Life Services for periods up to and including 30 June 2003 and on information from public sources. In particular, reliance was placed on, but not limited to, the accuracy of the following:

- Policy data in respect of business in force as at 30 June 2003 and new business written over the period 1 January 2003 to 30 June 2003.
- Audited financial statements for each of the insurance companies within Life Services, in the format of the returns to the FSA, as at 30 June 2003.
- Financial statements for each of the companies within AMP Financial Services as at 30 June 2003 as provided to us by AMP Services Ltd.
- Business plans and forecasts of AMP Financial Services and Life Services.
- Asset values as at 30 June 2003 of the companies comprising AMP Financial Services and Life Services.
- The allocation of capital, allowing for pro-forma adjustments, between Life Services and the other businesses within HHG as at 30 June 2003.
- Financial projection models of AMP Financial Services developed by, or on behalf of, AMP Services Ltd.
- Capital adequacy requirements and target surplus policy for AMP Life Ltd as at 30 June 2003.
- Premium rates, surrender values, commission rates, product charges and reinsurance terms for AMP Financial Services and Life Services.
- Product terms and conditions as described in product documentation and other written and oral descriptions of product features.
- Statistical data and experience investigations relating to the current and historical operating experience of AMP Financial Services and Life Services.
- Pearl, National Provident Life, London Life and AMP Life Ltd's assessments of policyholder reasonable benefit expectations, the draft Principles and Practices of Financial Management and the continuation of bonus policies.

- The continuation of AMP Financial Services' and Life Services' investment policies.
- AMP Financial Services' and Life Services' legal interpretation of contract terms and management actions.
- The adequacy of reserves for general insurance business.
- The adequacy of provision for staff pension scheme liabilities including for Life Services the assessment and apportionment of the FRS17 valuation result.

18.2 Limitations

In preparing the results shown in this report, we have only considered claims by policyholders in the normal course of business under the terms of the policies issued, and we have not reviewed the adequacy of any provisions for misselling or alleged misselling. In addition, we have assumed the adequacy of all provisions (as disclosed in the Explanatory Memorandum) for all other liabilities (whether actual or contingent) of AMP Financial Services and Life Services. Key areas of material risk in this regard are discussed in the Explanatory Memorandum.

The Life Services capital structure contains numerous intercompany and related party loans and agreements. We have not reviewed these arrangements and have assumed that the balance sheets provided properly reflect the value of any resultant assets or liabilities.

Judgements as to the contents of this report should be made only after studying the report in its entirety, as the conclusions reached by review of a section or sections on an isolated basis may be incorrect.

The results shown in this report are based on a series of assumptions as to the future. It should be recognised that actual future results will differ from those shown, on account of changes in the operating environment and natural variations in experience.

The following points should be noted regarding the estimates of value shown in this report:

- The values shown are not intended to represent an opinion of market value and should not be interpreted in that manner. This report does not purport to encompass all of the many factors that may bear upon a market value.
- The base embedded values shown in this report are based on the market values of assets at the valuation date. Market values can be volatile and the components of embedded value should be expected to be affected by movements in the market value of assets.
- The values shown do not take into account possible transaction costs which might be incurred by the owners of AMP Financial Services or Life Services or by a potential acquirer of AMP Financial Services or Life Services in the event of a transaction taking place. Neither do they take account of any potential synergy benefits should such a transaction take place.

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- This report and the results, opinions and conclusions herein are presented as at 30 June 2003 and may be rendered inaccurate by developments after this date.

Other than as disclosed in this report, the AMP Financial Services Traditional Embedded Value and Traditional Value of Six Months' Sales shown in this report have been developed in accordance with the requirements of Guidance Note 252 issued by the Institute of Actuaries of Australia, except in the following respects:

- We have not explicitly determined the cost of policyholder financial guarantees and options, but implicitly allowed for these in the selection of the risk discount rate.

- This report contains only summary disclosure of our work and the methods and assumptions underlying it.

- We have not allowed for the impact on value of any changes expected to the business operations of AMP Financial Services as a result of the Demerger.

The AMP Financial Services and Life Services Market-Consistent Embedded Values and the AMP Financial Services Market-Consistent Value of Six Months' Sales shown in this report have not been developed in accordance with the requirements of Guidance Note 252 issued by the Institute of Actuaries of Australia, as this guidance note does not anticipate the application of methods other than the traditional method in the actuarial determination of embedded values and values of business written.

The Life Services Traditional Embedded Value shown in this report has been developed in accordance with standard market practice in the UK, rather than by reference to Guidance Note 252 issued by the Institute of Actuaries of Australia.

18.3 Disclosures and Consents

The results shown in this report have been developed by consultants in our Sydney and London offices, with the consultants from the Sydney office being responsible for the results relating to AMP Financial Services and the consultants from the London office being responsible for the results relating to Life Services.

Tillinghast has provided advice on a number of matters to subsidiaries of both AMP and HHG in the recent past.

Tillinghast has given, and not withdrawn, its written consent to the inclusion of this report and its name in the form and context in which they are included in this Explanatory Memorandum. However, Tillinghast does not authorise or cause the issue of this Explanatory Memorandum and takes no responsibility for its contents.

The terms of our engagement provide a limitation of liability in connection with the services provided by Tillinghast as part of the overall Demerger and Listing of HHG. This limitation is a multiple of the total fees paid to Tillinghast for these services. The limitation applies to the aggregate of all claims against Tillinghast, including claims in contract or negligence or otherwise. There are certain exceptions where this limitation of liability would not apply.

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AMP Group Holdings Limited has also provided an indemnity to Tillinghast for any claims made by third parties against Tillinghast relating to its performance of these services. There are certain exceptions where this indemnity would not be available to Tillinghast to the extent that such exception is found to apply in relation to a third party claim. These exceptions are the same as those under the Consulting Actuary's limitation of liability provision within its terms of engagement.

None of the signatories of this report controls a direct interest in shares in AMP.

Yours faithfully

Pauline Blight FIAA
Tillinghast - Sydney

Martin Bradley FIA
Tillinghast - London

Mark Turner FIA FIAA
Tillinghast - Sydney

Charles Pickup FIA
Tillinghast - London

15 Defined terms

15.1 Definitions

Adjustment Factor means the amount calculated by dividing the sum of the Combined Post-Demerger Value and the AMP Rights Offer Adjustment Value by the AMP Post-Demerger Value;

AGAAP means generally accepted accounting principles in Australia;

Aggregate Cancellation Amount has the meaning given to it in the Scheme;

AMP means AMP Limited (ABN 49 079 354 519);

AMP Board or Board means the board of directors of AMP;

AMPFP means AMP Financial Planning, as described in section 4.2.6;

AMPFSH means AMP Financial Services Holdings Limited;

AMP Capital Investors means the Australia and New Zealand investment management business as described in section 4.3;

AMP Financial Services or **AFS** means AMP's retail financial services business in Australia and New Zealand as described in section 4.2;

AMP Group means AMP and its controlled entities;

AMP Invest means AMP Invest plc;

AMP Life means AMP Life Limited (ABN 84 079 300 379);

AMP Pension Scheme means the AMP UK Staff Pension Scheme;

AMP Post-Demerger Value means, unless the AMP Remuneration Committee forms the view that another amount should apply in the best interests of AMP and its shareholders, the volume weighted average of the prices at which AMP Shares are bought and sold on ASX during the first five trading day period commencing on the Ex-Entitlement Date;

AMP Pre-Rights Value means, unless the AMP Remuneration Committee forms the view that another amount should apply in the best interests of AMP and its shareholders, the volume weighted average of the prices at which AMP Shares are bought and sold on ASX during the five trading day period ending on the trading day before the AMP Rights Offer Ex-Entitlement Date;

AMP Register means the register of members of AMP maintained by the AMP Securities Registry;

AMP Remuneration Committee means the remuneration committee of the AMP Board;

AMP Rights Offer means the rights offer of new AMP Shares, offered pursuant to the AMP Rights Offer Prospectus;

AMP Rights Offer Adjustment Value means, unless the AMP Remuneration Committee forms the view that another amount should apply in the best interests of AMP and its shareholders, the amount calculated in accordance with the following formula:

$$\frac{P - (S + D)}{N + 1}$$

where: P is the AMP Pre-Rights Value;

S is the price which subscribing AMP Shareholders are required to pay for each new AMP Share under the AMP Rights Offer (see section 3.4.2);

D is the amount calculated by dividing the Aggregate Cancellation Amount by the number of AMP Shares on issue at the Record Date; and

N is the number of AMP Shares that must be held on the AMP Rights Offer Record Date to receive an entitlement to one new AMP Share under the AMP Rights Offer.

AMP Rights Offer Ex-Entitlement Date means 22 October 2003 which is the date that AMP Shares commence trading on ASX without an entitlement to participate in the AMP Rights Offer;

AMP Rights Offer Prospectus means the prospectus of AMP dated 17 October 2003;

AMP Rights Offer Record Date means 5.00pm (Sydney time) on 28 October 2003;

AMP Rights Offer Underwriters means Macquarie Equity Capital Markets Limited (ABN 60 001 974 572) and UBS Advisory and Capital Markets Australia Limited (ABN 40 008 582 705);

AMP Rights Offer Underwriting Agreement means the agreement between AMP and the AMP Rights Offer Underwriters described in section 10.6.6;

AMP RPS Trust means the constitution for the AMP Reset Preferred Securities Trust dated 17 September 2003;

AMP Securities Registry means Computershare Investor Services Pty Limited (ABN 48 078 279 277);

AMP Share means a fully paid ordinary share in the capital of AMP;

AMP Shareholder means each person who is registered in the AMP Register as holding an AMP Share;

AMP Society means Australian Mutual Provident Society;

APRA means Australian Prudential Regulation Authority;

Articles means the articles of association of HHG;

ASIC means the Australian Securities and Investments Commission;

ASX or **Australian Stock Exchange** means Australian Stock Exchange Limited (ABN 98 008 624 691);

ASX Listing Rules means the listing rules of ASX and any other rules of ASX that apply while the relevant entity is admitted to the official list of ASX, each as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX;

ASX Official List means the official list of ASX;

ASX Principles means the Principles of Good Corporate Governance and Best Practice Recommendations issued by the ASX Corporate Governance Council;

ATO means the Australian Taxation Office;

Board or **AMP Board** means the board of directors of AMP;

BU means business unit;

business day has the meaning given to that term in the ASX Listing Rules;

Cancellation Entitlement has the meaning given to it in the Scheme;

Cancellation Number has the meaning given to it in the Scheme;

Capital Adjustment means:

(a) the reduction of the share capital of AMP by cancelling a number of AMP Shares held by each AMP Shareholder equal to the Cancellation Number for that AMP Shareholder; and

(b) the conversion of the number of AMP Shares held by each AMP Shareholder immediately following the cancellation to a larger number of AMP Shares equal to the number that AMP Shareholder held prior to the cancellation;

Capital Adjustment Resolution means the ordinary resolution of AMP Shareholders in the form set out in the notice of the General Meeting contained in section 16 concerning the Capital Adjustment;

Cash Payment means the payment of $0.082 per right not taken up (subject to any reduction in the size of the AMP Rights Offer) and described more fully in the AMP Rights Offer Prospectus;

Cazenove means Cazenove & Co Ltd;

CDI means a CHESS depositary interest;

CGT means capital gains tax;

CHESS means Clearing House Electronic Subregister System;

Churchill means Churchill Insurance Group Limited and its subsidiaries and undertakings;

Cobalt means Cobalt Run-off Services Limited;

Combined Code means the principles of good governance and code of best practice appended to the UK Listing Rules;

Combined Post-Demerger Value means the AMP Post-Demerger Value plus the HHG Post-Demerger Value;

Companies Act (UK) means the Companies Act 1985 (UK), as amended;

Convertible Loan Notes or **CLNs** means the convertible notes described in sections 3.4.3 and 10.32.10;

Consulting Actuary means Tillinghast–Towers Perrin;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Federal Court of Australia;

CREST means the system for the paperless settlement of trades in listed securities on the LSE, of which CRESTCo Limited is the operator;

Deed Poll means the deed poll by HHG in favour of AMP Shareholders under which HHG promises to take the steps attributed to it under the Scheme;

Demerger means the demerger of HHG from AMP through the implementation of the Capital Adjustment and Scheme;

Demerger Date means the date on which HHG Shares are issued to AMP Shareholders, which is expected to be the fourth business day after the Record Date or such other date as determined by the AMP Board;

Demerger Deed means the deed of that name between AMP and HHG dealing with separation arrangements between AMP and HHG arising in connection with the Demerger, executed on or about 16 October 2003;

Demerger Principle means the principle governing the Demerger, being that the HHG Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the HHG Group companies after the Demerger, as if the HHG Group had always owned and operated them, and that the AMP Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the AMP Group companies after the Demerger, as if the AMP Group had always owned and operated them;

Demerger Resolution means the resolution to approve the Scheme to be considered by AMP Shareholders at the Scheme Meeting;

DEP means the Henderson Global Investors deferred equity plan described under HHG employee share incentive schemes in section 9.3.3;

Depositary Nominee means CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506), a wholly owned subsidiary of ASX;

Directors means the directors of AMP;

EEA means the European Economic Area;

Effective means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(410) approving the Scheme;

Effective Date means the date on which the office copy of the Court order approving the Scheme is lodged with ASIC pursuant to section 411(10) of the Corporations Act or such other date as determined by the AMP Board;

EU means the European Union;

Executive HHG Directors means the executive directors of HHG;

Ex-Entitlement Date means the date that AMP Shares commence trading on ASX without an entitlement to HHG Shares (which is expected to be the third business day after the Effective Date);

FSA means the United Kingdom Financial Services Authority;

FSMA means the Financial Services and Markets Act 2000 (UK);

FTSE means the Financial Times Stock Exchange 100 share index;

GEBS means Henderson's Growth Equity Bonus Scheme;

General Meeting means the general meeting of AMP Shareholders convened to consider the resolutions set out in the notice of general meeting contained in section 16;

Gordian means Gordian Run-off Limited (formerly GIO Insurance Limited) (ABN 11 052 179 647);

Henderson means the investment management business of the HHG Group;

Henderson Global Investors or **HGI** means, before the Demerger, AMP's global investment management business;

HHG means HHG PLC, a company registered in England and Wales with registered number 02072534, formerly AMP (UK) PLC;

HHG Board means the board of directors of HHG;

HHG Capital Reduction means the capital reduction pursuant to the Companies Act (UK) of a number of HHG Ordinary Shares held by AMPFSH;

HHG CDIs means CDIs, each of which represents a beneficial holding in an underlying HHG Ordinary Share;

HHG Directors means the Executive HHG Directors and Non-Executive HHG Directors;

HHG Employee Schemes means the Restricted Share Plan, the LTIP, the Sharesave Scheme and the DEP;

HHG Group means HHG and its subsidiaries and associated undertakings;

HHG Ordinary Share means a fully paid ordinary share in the capital of HHG;

HHG Post-Demerger Value means, unless the AMP Remuneration Committee forms the view that another amount should apply in the best interests of AMP and its shareholders, the volume weighted average of the prices at which HHG Shares are bought and sold on ASX during the first five trading day period commencing on the Ex-Entitlement Date;

HHG Register means the register of members of HHG maintained by the HHG Registry;

HHG Registry means Computershare Investor Services Pty Limited (ABN 48 078 279 277);

HHG Remuneration Committee means the remuneration committee of the HHG Board;

HHG Share means a HHG CDI or a HHG Ordinary Share, as applicable;

HHG Shareholder means each person who is registered in the HHG Register as holding a HHG Share;

HHG Sponsors' Agreement means the agreement expected to be entered into between HHG, the HHG Directors, UBS and Cazenove which is summarised in section 10.32.1;

Income Securities means the AMP Income Securities issued by AMP Group Finance Services Limited under the AMP Income Security Trust Deed dated 7 October 1999 as amended by the First Amending Deed dated 18 October 1999 and the Second Amending Deed dated 16 December 1999;

Increase Factor means the Adjustment Factor minus 1;

Independent Expert or **Rothschild** means N M Rothschild & Sons (Australia) Limited;

Ineligible Overseas Shareholder means an AMP Shareholder who is a citizen or a resident of a jurisdiction outside Australia or whose address in the AMP Register is a place outside Australia and its external territories, unless AMP is satisfied before the Effective Date that HHG is not precluded from lawfully issuing HHG Shares to the AMP Shareholder either unconditionally or after compliance with conditions which the AMP Board in its sole discretion regards as acceptable and not unduly onerous;

Independent Accountant means Ernst & Young in relation to the independent accountant's report on historical financial information, and Ernst & Young Transaction Advisory Services Limited in relation to the independent accountant's report on forecast financial information, as set out in section 13;

Joint Sponsors means Cazenove and UBS;

Life Services comprises principally the life insurance and pensions books of Pearl, London Life, National Provident Life and NPI Limited, which are effectively closed to new business; Life Services also includes the closed general insurance books of Pearl, the pension trustee business of AMP (UK) Trustees Limited and the retirement services business operated by NPI Limited;

Listing Particulars means the document prepared in accordance with the UK Listing Rules in connection with the proposed admission of HHG Shares (i) to the UKLA Official List and (ii) to trading on the London Stock Exchange's market for listed securities;

LLLA means London Life Linked Assurances Limited;

LSE or **London Stock Exchange** means London Stock Exchange plc;

London Life means London Life Limited;

LTIP means the HHG long term incentive plan described in section 9.3.2;

Meetings means the Scheme Meeting and the General Meeting;

MSCI means Morgan Stanley Capital International Inc.;

National Provident Life means National Provident Life Limited;

Non-Executive HHG Directors means the non-executive directors of HHG;

NZSX means the main board operated by New Zealand Exchange Limited known as "NZSX";

Option means an option to acquire AMP Shares granted under the Executive Option Plan or the Employee Option Plan described in section 9.2;

Other Businesses means the HHG businesses other than Henderson and Life Services;

Pearl means Pearl Assurance plc;

PAUF means Pearl Assurance (Unit Funds) Limited;

PAULP means Pearl Assurance (Unit-Linked Pensions) Limited;

Proposal to Demerge means the proposal described in this document to demerge HHG from AMP;

Record Date means 5.00pm (Sydney time) on the fourth business day after the Effective Date, or such other date as is permitted by ASX;

Registered Address means, in relation to an AMP Shareholder, the address shown in the AMP Register;

Reset Preferred Securities or **RPS** means reset preferred securities, being units in the AMP Reset Preferred Securities Trust issued by AMP Henderson Global Investors Limited (as responsible entity of the AMP RPS Trust) pursuant to the replacement prospectus dated 26 September 2002 (as supplemented);

Restricted Share Plan means the HHG restricted share plan described under "HHG employee share incentive schemes" in section 9.3.1;

Restructure and Employee Retention Arrangements means the arrangements summarised in section 10.16;

Rights Factor means the amount calculated by dividing the AMP Pre-Rights Value by the difference between the AMP Pre-Rights Value and the AMP Rights Offer Adjustment Value;

Rothschild means N M Rothschild & Sons (Australia) Limited;

RPS Preference Share Cancellation Resolution means the special resolution of AMP Shareholders concerning the cancellation of the RPS Preference Shares in the form set out in the notice of General Meeting contained in section 16;

RPS Preference Shares means the AMP preference shares which were issued as part of the RPS structure having the terms of issue summarised in the replacement prospectus dated 26 September 2002 (as supplemented);

Sale Agent means AMP or such other person nominated by AMP to sell or facilitate the transfer of the HHG Shares attributable to Ineligible Overseas Shareholders under the terms of the Scheme;

SCH Business Rules means the SCH Business Rules issued by ASX Settlement and Transfer Corporation Pty Ltd as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX Settlement and Transfer Corporation Pty Ltd;

Scheme or **Scheme of Arrangement** means the scheme of arrangement under part 5.1 of the Corporations Act between AMP and the AMP Shareholders as described in this document, subject to any modification made or required by the Court on the Second Court Date;

Scheme Meeting means the meeting of AMP Shareholders ordered by the Court to consider the resolution set out in the notice of Court ordered meeting contained in section 16 of this document;

SEC means the United States Securities and Exchange Commission;

Second Court Date means the date that AMP will approach the Court following the Meetings to seek court approval of the Scheme;

Sharesave Scheme means the HHG sharesave scheme described in section 9.3.4;

Statutory Fund 1 means AMP Life Limited Statutory Fund No 1;

STI means short term incentive;

TGI means TGI Australia Limited (ABN 12 000 041 458);

TLI means Towry Law International;

TLIB means Towry Law Insurance Brokers;

TLLP means Towry Law Life and Pensions;

TLMS means Towry Law Mortgage Services;

Towry Law means Towry Law plc;

Transitional Services Agreement means the agreement so entitled between AMP and HHG described in section 10.6.2;

UBS means UBS Limited;

UK or **United Kingdom** means the United Kingdom of Great Britain and Northern Ireland;

UKGAAP means generally accepted accounting principles in the UK;

UK Listing Authority means the FSA acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the UKLA Official List otherwise than in accordance with Part VI of the FSMA;

UK Listing Rules means the listing rules of the UK Listing Authority;

UK Service Company means AMP (UK) Services Limited;

UKLA Official List means the official list of the UK Listing Authority;

United States or **US** means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

US Exchange Act means the United States Securities Exchange Act of 1934, as amended;

US Securities Act means the United States Securities Act of 1933, as amended; and

USGAAP means generally accepted accounting principles in the United States;

Virgin Money means Virgin Money Group Limited.

15.2 Glossary

1H means the six months ended or ending 30 June (for example, 1H03 means the six months ended 30 June 2003);

2H means the six months ended or ending 31 December (for example, 2H03 means the six months ending 31 December 2003);

annuity means a periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums. If the annuity commences immediately after the payment of the sum, it is termed an "**immediate annuity**". If it is to commence at some future date, it is termed a "**deferred annuity**";

approved person means a person approved by FSA under the FSMA for the performance of certain controlled functions;

asset allocation means a means of allocating assets by class or market based on an investment objective;

AuM means assets under management;

capital release means the approved distribution of shareholders' funds from the long term fund and the shareholders' fund of a life company, unless otherwise specified;

closed book means a book of business with no new customers, although there are limited volumes of new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain group schemes;

corporate borrowing costs means interest and other related costs on corporate debt;

cost to income ratio is calculated by dividing controllable expenses by gross margin. Controllable expenses include management and project costs and exclude variable distribution expenses, investment management fees and interest on corporate debt. Gross margin is calculated as net profit before tax and interest on corporate debt plus controllable expenses;

debt means corporate debt and operational debt:

- **corporate debt** means total group borrowings (including subordinated debt) less policyholder obligations and operational debt (mainly relating to AMP Banking); and
- **operational debt** means debt raised to fund the operations of subsidiaries, either raised directly by the subsidiary or at a corporate level and passed directly to subsidiaries as debt;

EBR means equity backing ratio;

embedded value means an actuarial calculation of the economic value of the shareholder capital in the business and the profits expected to emerge from the business in-force;

free assets means the excess of available assets (admissible assets less total liabilities) plus implicit items over and above RMM;

Free Asset Ratio or **FAR** has been calculated in this document as the free assets divided by total liabilities; this is one of the key regulatory capital measures for United Kingdom life insurers;

FSAVC means Free Standing Additional Voluntary Contribution;

FY means a financial year ended or ending 31 December (for example, FY00 means financial year ended 31 December 2000);

FUM means funds under management;

general insurance means non-life insurance covering risks such as motor, fire and property;

IFA means an Independent Financial Adviser;

IMRO means the Investment Management Regulatory Organisation;

in-force business means long term business which has been written before a specified date and which has not terminated before that date;

industrial branch business of Pearl means a portfolio of Pearl with-profit business which originally involved the physical collection of small premiums (usually once every four weeks);

investment trusts means listed companies whose core activity is investing in the shares of other listed companies;

ISA means an individual savings account;

KAG means Kapitalanlagegesellschaften;

long term business means an insurance business which comprises life assurance business (life and pensions business) and long term disability insurance (also known as permanent health insurance);

long term fund means a segregated fund of assets and liabilities established and maintained by a life insurance company for the purpose of supporting a long term business;

market consistent means, when used in respect of an **embedded value** or the **value of new business** an approach which allows explicitly for market-related risks by valuing them in a manner that is consistent with the pricing of similar risks in financial markets. In particular, such an approach explicitly values financial guarantees and options embedded in policyholder contracts;

mature products means the products described as such in section 4.2.4;

minimum regulatory requirements means the shareholder net assets being used to meet the minimum capital requirements of all regulatory bodies which impact the business unit (for example APRA, ASIC). This is after taking account of any other resources, for example, policyholder retained profits;

MoS or **Margin on Services** refers to the basis for calculating policyholder liabilities used in determining AGAAP results for life companies. The basis of recognition seeks to recognise the profit on long term insurance and investment contracts over the period during which the services are provided using a proxy for delivery of the service, such as the bonuses declared on with-profits business. This basis seeks to use the best estimate assumptions for future

experience and recognises any deviation from that expected experience through experience profits;

MSSB means modified statutory solvency basis;

MVA means market value adjustment factor;

non-profit policy means a policy where the value of the policy or product is either linked directly to the performance of the underlying assets (such as a unit linked policy), or is guaranteed by the insurer. Also known as a non-participating policy;

OEIC means open-ended investment company;

ordinary branch business of Pearl means all Pearl long term business other than its industrial branch business;

PADS means Provisions for Adverse Deviations;

persistency or **persistency ratio** means opening AuM less outflows during the period divided by opening AuM;

PPFM means Principles and Practices of Financial Management;

realistic reporting means a reporting basis that seeks to reflect appropriately provision for guarantees and an additional amount for contingencies, to be known as the Provisions for Adverse Deviations ("PADS"). This PADS will be less prescriptive than the Free Asset Ratio and is likely to reflect the FSA view of the individual risk profile of the relevant company;

reinsurance means the insuring again by an insurer of the whole or part of a risk that it has already insured for a customer with another insurer called a reinsurer. The expression "**reassurance**" is sometimes used to describe the same arrangements when made by a life insurance company;

renewal commission means a series of regular payments which an adviser receives for the period in which a customer retains a product. When the product comes to an end, or if the customer cashes in the product or ceases to pay any regular contributions, the renewal commission stops. Also called "trail commission";

RMM means the required minimum margin, i.e. the margin of assets over and above their liabilities which all United Kingdom life insurers are required to keep;

RoBUE or **return on business unit equity** is calculated as annualised BU underlying operating profit after income tax (including underlying investment income) divided by the BU's average tangible resources over the period. No allowance is made for the benefit of gearing;

RoIC or **return on invested capital** is calculated:

- for BUs, as annualised underlying operating profit after income tax (including underlying investment income) divided by average invested capital over the period (that is, net assets plus intangibles); and

- for AMP Group and HHG Group purposes as annualised net profit after tax before corporate borrowing costs divided by average invested capital over the period (ie net assets plus intangibles).

No allowance is made for the benefit of gearing;

RoIC — underlying or **return on invested capital — underlying** is calculated as annualised underlying contribution divided by average invested capital over the period (ie net assets plus intangibles). No allowance is made for the benefit of gearing. For RoIC — underlying purposes, closing capital excludes the impact of period end valuation adjustments;

run-off means the administration of insurance portfolios that have been closed to new business;

SICAV umbrella fund means a Sociètè d'Investissement à Capital Variable, which is an open ended investment fund in the form of a public limited company. It exists as an autonomous legal entity. A licence granted by the regulatory authorities of Luxembourg allows one umbrella fund to set up as many separate sub funds as desired. The advantage for the investor is not having to pay any fee when switching funds, or at most only a modest fee;

traditional means, when used in respect of an **embedded value** or **value of new business**, an approach which allows for risk and uncertainty in a relatively simple way, through the choice of the rate used to discount expected profits and flows of supporting capital back to the present;

TSR means total shareholder return;

twin peaks regime means the new UK regulatory regime for calculating the assets required to back with-profits liabilities (comparing total prudential reserves, being a prudent assessment of contractual liability and solvency margin, with the total realistic position, including a fair level of discretionary bonus);

underlying contribution applies to AMP Group and HHG Group only and is calculated as total operating margins before corporate borrowing costs plus underlying investment income;

underlying investment income means investment income on capital allocated to BUs (including corporate office) which has been normalised to bring clarity to underlying performance and to eliminate the distorting impact of short term market volatility. The excess (or shortfall) between the underlying return and the actual investment income is disclosed separately. Underlying returns are set at risk/premium discounts over the long term average government bond rates for Australia and the United Kingdom. These premiums/discounts are consistent with MoS best estimate assumptions. The long term average bond rates are set for a three year period but are reviewed annually. The investment income of Cobalt/Gordian has not been normalised;

underwriting means the insurer's process of reviewing applications for insurance cover and the decision whether to accept all or part of the risk and determination of the applicable premiums; also refers to the acceptance of such risk;

unit-linked policy means a type of non-profit policy where the benefits are determined by reference to the investment performance of a specified pool of assets (referred to as a **unit-linked sub-fund**);

unit trust means a trust in which investors (unit holders) obtain an interest. Unlisted trusts often permit investors to exit their investment by having their units purchased or redeemed at a price closely reflecting the underlying market value of the trust's investments;

value of new business means an actuarial calculation of the economic value of the profits expected to emerge from the new business written over a particular period net of the cost of providing supporting capital;

white label agreement means an agreement under which a firm labels and sells a product exclusively under its own name when, in fact, that product is manufactured by another firm (a practice which occurs in the general insurance business) or a product is co-branded using both the name of the manufacturer and distributor;

with-profits policy or **participating policy** means a policy under which (in addition to guaranteed benefits specified in the policy) additional bonuses may be payable. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part; **without profits policy** or **non-participating policy** means a policy where no such additional bonuses are payable; and

with-profits units means notional units whose value or number varies by reference to premiums paid, to bonuses declared or surpluses otherwise distributed for the purposes of calculating benefits payable under policies.

16 Notices of meeting

Notice of General Meeting of AMP Limited

A General Meeting of shareholders of AMP Limited will be held at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW at 9.00am (Sydney time) on Tuesday 9 December 2003.

Item of Business

Capital Adjustment Resolution

To consider and, if thought fit, to pass the following ordinary resolution:

That:

(a) the capital of AMP Limited is reduced by cancelling the Cancellation Number of Scheme Shares for each Scheme Shareholder; and

(b) immediately following that cancellation, the Remaining Number of Scheme Shares of each Scheme Shareholder is converted to a larger number of shares equal to the Original Number of Scheme Shares of that Scheme Shareholder,

on the terms and subject to the conditions of the Scheme.

RPS Preference Share Cancellation Resolution

To consider and, if thought fit, to pass the following special resolution:

That, subject to the Scheme becoming Effective and the RPS being redeemed as contemplated by the RPS Proposal, the capital of AMP Limited is reduced by cancelling all of the 11.5 million RPS Preference Shares on issue for nil consideration.

By Order of the Board

P A Milne
Company Secretary
16 October 2003

Other information

This notice of meeting and the resolutions should be read in conjunction with the document of which this notice of meeting forms part.

Defined terms

In this notice:

Aggregate Cancellation Amount means the Australian dollar equivalent of £1,105 million calculated by AMP by reference to Reuters page RBA26 on the Demerger Date (or if that page is unavailable for any reason, an equivalent reference selected by AMP in its sole discretion);

AMP means AMP Limited (ABN 49 079 354 519);

AMP Board means the board of directors of AMP;

AMP Register means the register of AMP Shareholders maintained under section 169 of the Corporations Act;

AMP Share means a fully paid ordinary share in the capital of AMP;

AMP Shareholder means a holder of AMP Shares;

ASIC means the Australian Securities and Investments Commission;

ASX means Australian Stock Exchange Limited;

Business Day means a trading day as defined in the Listing Rules;

Cancellation Number means, for each Scheme Shareholder, the number of Scheme Shares equal to:

$$ON \times \frac{ACA}{VWAP \times TSS}$$

where,

ON is the Original Number for that Scheme Shareholder;

ACA is the Aggregate Cancellation Amount;

TSS is the total number of Scheme Shares.

The Cancellation Number may include a fraction of a Scheme Share;

Corporations Act means Corporations Act 2001 (Cwlth).

Court means the Federal Court of Australia;

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) approving the Scheme;

Effective Date means the date on which the office copy of the Court order approving the Scheme is lodged with ASIC pursuant to section 411(4)(b) of the Corporations Act or such other date as determined by the AMP Board;

Listing Rules means the official listing rules of ASX;

Original Number means, for each Scheme Shareholder, the number of Scheme Shares held on the Record Date;

Record Date means 5.00pm (Sydney time) on the fourth Business Day after the Effective Date or such other date as approved by ASX;

Remaining Number means, for each Scheme Shareholder, the number of Scheme Shares equal to:

$$ON - CN$$

where,

ON is the Original Number for that Scheme Shareholder; and

CN is the Cancellation Number for that Scheme Shareholder.

The Remaining Number may include a fraction of a Scheme Share;

RPS means reset preferred securities, being units in the AMP Reset Preferred Securities Trust issued by AMP Henderson Global Investors Limited (as responsible entity of the AMP RPS Trust) pursuant to the replacement prospectus dated 26 September 2002 (as supplemented);

RPS Preference Shares means the AMP preference shares which were issued as part of the RPS structure having the terms of issue summarised in the replacement prospectus dated 26 September 2002 (as supplemented);

RPS Proposal means the proposal to redeem the RPS described in section 3.4.1 of the *document of which this notice forms part;*

Scheme means the scheme of arrangement between AMP Limited and the AMP Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act;

Scheme Share means an AMP Share on issue at the Record Date;

Scheme Shareholder means a person registered on the AMP Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.5 of the Scheme.

Terms used and not otherwise defined have same meaning as terms defined in section 11 (Scheme of Arrangement) and section 15 (Defined terms) of the document of which this notice forms part.

Determining the entitlement to attend and vote at the General Meeting

The board of AMP Limited has determined that all the shares of AMP Limited that are quoted on the Australian Stock Exchange (ASX) as at 7.00pm (Sydney time) on Sunday 7 December 2003 will be taken, for the purposes of the General Meeting, to be held by the persons who held them at that time. Accordingly, those persons will be entitled to attend and vote at the General Meeting.

Voting by proxy

A shareholder who is entitled to attend and vote at the General Meeting may appoint a proxy to attend and vote at the General Meeting on behalf of that shareholder. A proxy need not be a shareholder of AMP Limited. If a shareholder is entitled to cast two or more votes at the General Meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the appointment does not specify the proportion or the number of the shareholder's votes that each proxy may exercise, each proxy may exercise half of the shareholder's votes on a poll.

Proxy forms may be lodged with AMP Limited:

- **by mail**, to AMP Securities Registry, using the enclosed reply paid envelope or by posting it to:

Australia:	GPO Box 2980, Melbourne Vic 8060
New Zealand:	P O Box 91543, Auckland Mail Centre
United Kingdom:	PO Box 1075, Bristol BS99 3FA
Rest of the world:	GPO Box 2980, Melbourne Vic 3001 , Australia;

- **by facsimile:**

Australia:	1300 301 721
New Zealand:	09 488 8787
United Kingdom:	0870 703 6109
Rest of the world:	+61 2 8234 5002;

- **by delivery** to AMP Limited's registered office: Level 24, 33 Alfred Street, Sydney 2000 NSW, Australia or to the AMP Securities Registry, c/- Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney 2000 NSW, Australia; or

- **electronically** by accessing the AMP Securities Registry website via www.ampgroup.com/shareholdercentre. Instructions for the use of this facility are set out on page 6 of the document of which this notice of meeting forms part.

To be effective, AMP Limited must receive the completed proxy form and, if the form is signed by the shareholder's attorney or other authority, the authority under which the proxy form is signed (or a certified copy of the authority) by no later than 9.00am on Sunday 7 December 2003 or, if the General Meeting is adjourned, at least 48 hours before the resumption of the General Meeting in relation to the resumed part of the General Meeting.

Notice of Court ordered meeting of holders of ordinary shares in AMP Limited

By an order of the Federal Court of Australia made on 16 October 2003 pursuant to section 411(1) of the Corporations Act, a meeting of the holders of ordinary shares in AMP Limited will be held at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW at 9.30am (Sydney time) on Tuesday 9 December 2003 or as soon after that time as the General Meeting finishes.

The Court has also directed that Peter Willcox act as chairman of the Scheme Meeting or failing him Pat Handley (unless the members at the Scheme Meeting elect some other person to act as chairman of the Scheme Meeting) and has directed the chairman to report the result of the Scheme Meeting to the Court.

Purpose of Scheme Meeting

To consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between AMP Limited and holders of its fully paid ordinary shares ("Scheme").

Resolution

To consider, and if thought fit, to pass the following resolution:

"That, pursuant to, and in accordance with, the provisions of section 411 of the Corporations Act 2001 (Cwlth), the arrangement proposed between AMP Limited and the holders of its fully paid ordinary shares, designated the "Scheme", as contained in and more particularly described in the document accompanying the notice convening this meeting is agreed to (with or without modification as approved by the Federal Court of Australia)."

Other information

This notice of meeting and the resolution should be read in conjunction with the document of which this notice of meeting forms part.

Defined terms

Terms used in this notice, unless otherwise defined, have the same meaning as set out in section 15 of the document of which this notice forms part.

Determining the entitlement to attend and vote at the Scheme Meeting

The Board of AMP Limited has determined and the Court has ordered that all the shares of AMP Limited that are quoted on the Australian Stock Exchange ("ASX") as at 7.00pm (Sydney time) on Sunday 7 December 2003 will be taken, for the purposes of the Scheme Meeting, to be held by the persons who held them at that time. Accordingly, those persons will be entitled to attend and vote at the Scheme Meeting.

Required majorities

In accordance with section 411(4) of the Corporations Act, for the Scheme to be binding, the resolution must be passed by:

- a majority in number of holders of ordinary shares present and voting (either in person or by proxy) at the Scheme Meeting; and

- 75% of the votes cast on the resolution,

and the Scheme must be approved by the Court.

Voting by proxy

A shareholder who is entitled to attend and vote at the Scheme Meeting may appoint a proxy to attend and vote at the Scheme Meeting on behalf of that shareholder. A proxy need not be a shareholder of AMP Limited. If a shareholder is entitled to cast two or more votes at the Scheme Meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the appointment does not specify the proportion or the number of the shareholder's votes that each proxy may exercise, each proxy may exercise half of the shareholder's votes on a poll.

Proxy forms may be lodged with AMP Limited:

- **by mail**, to AMP Securities Registry, using the enclosed reply paid envelope or by posting it to:

Australia:	GPO Box 2980, Melbourne Vic 8060
New Zealand:	P O Box 91543, Auckland Mail Centre
United Kingdom:	PO Box 1075, Bristol BS99 3FA
Rest of the world:	GPO Box 2980, Melbourne Vic 3001, Australia;

- **by facsimile**:

Australia:	1300 301 721
New Zealand:	09 488 8787
United Kingdom:	0870 703 6109
Rest of the world:	+61 2 8234 5002;

- **by delivery** to AMP Limited's registered office: Level 24, 33 Alfred Street, Sydney 2000 NSW, Australia or to the AMP Securities Registry, c/- Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney 2000 NSW, Australia; or

- **electronically** by accessing the AMP Securities Registry website via www.ampgroup.com/shareholdercentre. Instructions for the use of this facility are set out on page 6 of the document of which this notice forms part.

To be effective, AMP Limited must receive the completed proxy form and, if the form is signed by the shareholder's attorney or other authority, the authority under which the proxy form is signed (or a certified copy of the authority) by no later than 9.00am on Sunday 7 December 2003 or, if the Scheme Meeting is adjourned, at least 48 hours before the resumption of the Scheme Meeting in relation to the resumed part of the Scheme Meeting.

Court approval

In accordance with section 411(4)(b) of the Corporations Act, the Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majorities and the Capital Adjustment Resolution is passed at the General Meeting, AMP Limited intends to apply to the Court for approval of the Scheme.

CORPORATE DIRECTORY

Directors Peter Willcox (Chairman) Andrew Mohl (Chief Executive Officer) Richard Grellman Pat Handley Meredith Hellicar Lord Killearn Nora Scheinkestel Roger Yates **Company Secretary** Prue Milne	**Financial Advisers** Caliburn Partnership Pty Ltd Level 34, The Chifley Tower 2 Chifley Square Sydney NSW 2000 Australia UBS Advisory and Capital Markets Australia Limited Level 25, Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia
Registered office Level 24 33 Alfred Street Sydney NSW 2000 Australia Internet: www.ampgroup.com	**Australian Legal Advisers** Mallesons Stephen Jaques Level 60, Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia Minter Ellison Level 19, Aurora Place 88 Phillip Street Sydney NSW 2000 Australia
AMP Securities Registry (Australia) Level 3 60 Carrington Street Sydney NSW 2000 Australia	**UK Legal Advisers** Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS United Kingdom Lovells Atlantic House Holborn Viaduct London EC1A 2FG United Kingdom
AMP Securities Registry (New Zealand) Level 2 159 Hurstmere Road Takapuna, North Shore City New Zealand	**Auditor and Independent Accountant** Historical financial information – Ernst & Young Forecasts – Ernst & Young Transaction Advisory Services Limited 321 Kent Street Sydney NSW 2000 Australia
AMP Securities Registry (UK) The Pavilions Bridgwater Road Bristol BS99 7NH United Kingdom	**Independent Expert** N M Rothschild & Sons (Australia) Limited Level 16, 1 O'Connell Street Sydney NSW 2000 Australia
Joint Sponsors to the LSE Listing of HHG PLC Cazenove & Co Ltd 20 Moorgate London EC2R 6DA UBS Limited 1 Finsbury Avenue London EC2M 2PP	**Consulting Actuary** Tillinghast–Towers Perrin Level 17, MLC Centre 19-29 Martin Place Sydney NSW 2000 Australia

[Back cover]

Please recycle

AMP

www.ampgroup.com

File No. 82-34713

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMP Limited

Documents furnished pursuant to Rule 12g3-2(b)

File No. 82-34713

VOLUME VII

Releases to the Australian Stock Exchange made in 2003

ASX Announcement

16 October 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 124/03

Part 1: AMP's Proposal to Demerge – Explanatory Memorandum presentation

Part 2: AMP's Proposal to Demerge – HHG overview

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

This presentation is not for distribution or release in the United States

AMP's Proposal to Demerge - Explanatory Memorandum

October, 2003

AMP

Important information

- The information in this presentation is an overview and does not contain all information necessary for an investment decision. In making an investment decision, investors must rely on their own examination of AMP, including the merits and risks involved and the effects of the proposed de-merger, the new equity capital raising and the other transactions referred to in the presentation. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.
- The information contained in this presentation has been prepared in good faith by AMP. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice). To the maximum extent permitted by law, AMP, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of AMP, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.
- This presentation is not a prospectus or an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")). Securities may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. person, unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.
- This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person or published, in whole or in part, for any purpose. This presentation is not for distribution or release in the United States

Contents

EM overview – proposal to demerge

- AMP intends to separate into two regional listed companies:
  - ➢ AMP Limited – which will own AMP's Australian and New Zealand businesses and a 15% interest in HHG. Listed on the ASX and NZSX
  - ➢ HHG PLC – which will own AMP's UK businesses, including Henderson Global Investors, Life Services and Towry Law. Listed on the ASX and intended to list on the LSE
- Existing AMP shareholders will receive one HHG share for each AMP share they currently hold

  For example, if you hold 100 existing AMP shares at the Record Date for the demerger, you will hold 100 AMP shares and 100 HHG shares after the demerger

EM overview – demerged companies

- AMP Limited in Australasia will be a leading wealth management company with
  - 2.3 million customers
  - the largest superannuation provider and financial planning network in the market
  - one of the largest investment managers in Australasia, with A$70b[1] in total funds under management
- HHG PLC in the UK will be a leading UK-based investment manager, supported by a large UK life business in run-off, which will
  - have £69b[2] (A$170b) in total assets under management
  - have about 5 million inforce policies in the restructured and secured life business
  - have the potential to release significant capital over the long term

1 As at 30 June 2003, including A$4.2b relating to 4 listed property trusts which AMP Capital Investors will no longer be managing

2 As at 30 June 2003

EM overview – benefits of demerger

The demerger will:

- help unlock the underlying value of AMP and HHG, which is more likely to be reflected in the share prices of the two demerged companies' than in the share price of AMP under the current structure
- create two separate, regional businesses, with a primary focus on their relevant home markets and strategies consistent with their relevant strengths and capabilities
- simplify AMP's and HHG's corporate structures, making them easier to understand and evaluate
- create more flexibility for both companies to participate in industry consolidation through separate listings, separate trading values and direct access to capital markets
- allow investor choice and broaden the investor bases of the two companies

EM overview – demerger recommendations

- The AMP Board of Directors unanimously recommend that AMP shareholders vote in favour of the proposal to demerge

- The Independent Expert's Report by Rothschild concludes that the demerger is in the best interests of AMP shareholders on the basis that no offer to acquire the UK businesses has been made on preferable terms

  - the Independent Expert has also concluded that the capital adjustment is fair and reasonable to AMP shareholders and will not materially prejudice AMP's ability to pay its creditors

EM overview – transaction mechanics

- AMP's demerger will be implemented through
  - a capital adjustment
  - a scheme of arrangement
- The capital adjustment is a restructure of AMP's share capital, involving the cancellation and splitting of some AMP shares, which will ensure shareholders have the same number of AMP and HHG shares post demerger as the number of AMP shares held before the demerger
- The scheme of arrangement is a method for restructuring a company. It involves the company putting forward a proposal which, when approved by shareholders and the court, by law binds the company's shareholders to a rearrangement of their rights and obligations

EM overview – transaction mechanics

- Shareholder approvals required for the demerger are:
  - a majority of at least 50% of the votes cast to pass the Capital Adjustment Resolution
  - a majority in number of shareholders voting and at least 75% of the votes cast for the Demerger Resolution (this will approve the scheme of arrangement)
- The scheme of arrangement must also then be approved by the Federal Court

EM overview – demerger costs

- Total cost of the demerger is estimated at A$214m (before tax), including:
  - A$99m for financial advisory, legal, accounting and other advisory and experts' fees and costs, including costs of LSE listing
  - A$46m for establishing HHG and AMP as independent entities
  - A$35m for shareholder and policyholder communications
  - A$14m for printing and distributing the EM

EM overview - capital structures of AMP and HHG

- **AMP will**
  - have total shareholder capital resources of A$6,027m
  - have total external debt of A$2,627m
  - undertake a A$1.2b Rights Offer to existing shareholders of shares in the post-demerger AMP to redeem the RPS
  - aim to maintain and/or improve on ratings target of strong A for AMP Life and at least strong BBB for AMP group
- **HHG will**
  - have total shareholder capital resources of A$5,812m
  - have minimal external corporate debt of £9m (A$22m) and £50m (A$123m) of Convertible Loan Notes issued at time of demerger
  - have majority ownership of Henderson (through AMP Invest)

Demerger timetable

Date	Event
16 October 2003	EM lodged on ASX platform
21 October 2003	EM begins printing
28 October 2003	First EM lodgment with Australia Post
28 October 2003	Record date for AMP Rights Offer
7 November 2003	Opening date for AMP Rights Offer
9 November 2003	Last EM lodgment with Australia Post
Late November 2003	Publication of HHG Listing Particulars
7 December 2003	Deadline for lodging EGM proxies; deadline for determining eligibility to vote at EGM
9 December 2003	EGM held
9 December 2003	Closing date for AMP Rights Offer
15 December 2003	Court order approving Scheme of Arrangement
15 December 2003	Effective date of the Scheme
15 December 2003	Last day AMP shares trade with entitlement to HHG shares

Demerger timetable

Date	Event
16 – 17 December 2003	AMP Rights Offer bookbuild
17 December 2003	Bookbuild price and AMP Rights Offer price announced
18 December 2003	HHG shares start trading on ASX on deferred settlement basis
18 December 2003	AMP shares start trading on ASX and NZSX without an entitlement to HHG shares
19 December 2003	Record date for determining entitlement to HHG shares
23 December 2003	Demerger date – issue of HHG shares;
23 December 2003	HHG shares start trading on LSE on a T+3 basis
23 December 2003	Issue of new AMP shares
January 2004	Last date for deferred settlement trading of HHG shares on ASX
January 2004	Last date for dispatch of share certificates/holding statements for HHG shares
2 January 2004	Ordinary trading of new AMP shares issued under the AMP Rights Offer begin
5 January 2004	Start of normal trading of HHG shares on ASX
8 January 2004	Settlement of all deferred settlement trades of HHG shares on ASX

AMP - post demerger

AMP – overview

- AMP will be a leading, regionally focused wealth management company with about 4,100 employees, 2.3 million customers and two core business units:
  - **AMP Financial Services**, the leading provider of wealth management products and services in Australia and New Zealand
    - the largest superannuation provider in Australia
    - the largest financial planning network in the market
  - **AMP Capital Investors**, one of the largest investment managers in Australia and New Zealand
    - with about A$70b[1] in funds under management
- AMP will also own Cobalt/Gordian, respectively a specialist general insurance run-off management business and series of run-off portfolios
  - AMP is currently reviewing strategic alternatives for releasing capital from these investments
- AMP will also own 15% of HHG[2]

1 As at 30 June 2003

2 With limited ability to sell before the release of HHG's 2004 year-end results

AMP – Board and management

Non-Executive Directors	**Peter Willcox** **Chairman**	**Richard Grellman**	**Pat Handley**
	Meredith Hellicar	**Peter Mason**	**Nora Scheinkestel**
Executive Director		Andrew Mohl Managing Director & Chief Executive Officer	
Other Senior Management	David Cohen General Counsel	Marc de Cure[1] General Manager, Strategy & Development	Craig Dunn Managing Director, AMP Financial Services
	Peter Hodgett General Manager, Human Resources	Paul Leaming Chief Financial Officer	Christine McLoughlin General Manager, Office of the Chief Executive Officer
	Matthew Percival General Manager, Corporate & Public Affairs	Jack Ritch Managing Director, AMP Capital Investors	

[1] Marc de Cure will be leaving AMP in the first quarter of 2004. Strategy and Development will then report to Peter Hodgett

AMP - key strengths

- **Strong market positions** – in both wealth management and investment management in Australia and New Zealand
- **Highly recognised brand** – with leading brand awareness in life insurance and superannuation markets in Australia and New Zealand
- **Extensive customer base** – over 2.3 million customers
- **Leading advice based distribution network** – more than 2,100 aligned planners across both countries
- **Recognised investment management expertise** – leading manager of domestic equities, domestic fixed income, property and private capital funds
- **Strong synergies between core businesses** – AFS provides about 65% of AMP Capital's funds under management
- **Committed and experience management team** – the AMP Board believes the current management has the necessary skills and experience to deliver on AMP's strategy

AMP - strategy

AMP Group

- Regain investor and wider market support as a listed company
- Build trust in AMP's brand
- Improve productivity and deliver unit cost reductions
- Maximise integration synergies
- Develop a high performance culture

AMP Financial Services

- Maintain its leading position and achieve further growth in the Australasian wealth management markets
- Deliver strong growth in operating margins and RoIC by improving productivity and reducing manufacturing unit costs
- Develop a high performance culture

AMP Capital Investors

- Maintain a diversified revenue base by offering investment products over a range of asset classes
- Adopt a lead manager model to deliver improved investment performance
- Grow wholesale revenues by developing deeper relationships with core clients
- Grow retail revenues by increasing marketing and targeting external retail channels

AMP - AGAAP pro forma balance sheet

Pro forma statement of shareholder capital invested

Notional allocation	As at 30 June 2003			
$ million	**Minimum regulatory requirements[1]**	**Net assets**	**Intangibles**	**Total capital**
Australian Financial Services	1,623	3,330	735	4,065
AMP Life Statutory Funds	1,464	2,971	-	2,971
AFS other (excluding Bank)	30	166	735	901
AMP Bank	129	193	-	193
AMP Capital Investors	75	161	104	265
Cobalt/Gordian	392	725	-	725
Corporate Office	4	1,097	-	1,097
Interbusiness unit holding[2]	-	(125)	-	(125)
Total shareholder capital resources	**2,094**	**5,188**	**839**	**6,027**
Of which:				
Ordinary equity		**2,561**	**839**	**3,400**
Hybrid equity (RPS)		**-**		**-**
External corporate debt		**2,627**		**2,627**

1 Tangible shareholder capital required to meet minimum prescribed regulatory requirements. For the AMP Life Statutory Funds this is net of $852m of regulatory requirements met by policy holder capital

2 The inter business unit holding relates to loans from Cobalt/Gordian to corporate office that are an admissible asset of Cobalt/Gordian.

AMP 2003 pro forma forecasts – key assumptions

- Market volatility has been taken into account by using a range of ASX 200 and 10-year bond yield assumptions[1]
- No material changes in AMP's competitive environment
- Improvements in new business volumes in AFS 2H03 on 1H03, although still down on 2002
- At least 15% reduction in AFS cost base to less than A$520m
- AMP Capital Investors' AUM of A$68b by end 2003, reflecting property trust exits
- 33% reduction in operating margins in AMP Capital Investors, reflecting property trust exits and a return to normal tax levels
- Steady underlying corporate expenses, 2H03 on 1H03
- Underlying investment income of A$201m
- Borrowing costs of A$123m

1 Low end of range assumes ASX 200 closing index of 2800 and Australian 10-year bond yield of 5% at 31 December 2003 and high end assumes ASX 200 closing index of 3400 and Australian 10-year bond yield of 6%

AMP 2003 pro forma forecasts

$m (All amounts are after tax)	Pro-forma historical 12 months ended 31 December 2002	 6 months ended 30 June 2003	Pro-forma forecast 12 months ending 31 December 2003 Low	 High
AMP Financial Services	329	172	347	383
AMP Capital Investors	95	34	63	65
Total BU operating margins	**424**	**206**	**410**	**448**
Cobalt / Gordian	49	27	39	39
Corporate office costs	(26)	(19)	(45)	(45)
Total operating margins	**447**	**214**	**404**	**442**
Underlying investment income	215	94	201	201
Underlying contribution	**662**	**308**	**605**	**643**
Investment income market adjustment	(256)	2	(80)	15
Goodwill amortisation	(45)	(20)	(40)	(40)
Net profit after tax before corporate borrowing costs	**361**	**290**	**485**	**618**
Borrowing costs			(123)	(123)
Net profit after tax			**362**	**495**

AMP investment return sensitivities

	Lower Sensitivity	Forecast range		Higher Sensitivity
		Low	High	
As at 31 December 2003				
ASX 200	2600	2800	3400	3600
Australian 10 year bond yield	4.5%	5.0%	6.0%	6.5%
	$m	$m	$m	$m
Operating profit after Income tax[1]				
BU operating margins	397	410	448	461
Investment income	106	121	216	246

1 AMP's investment portfolio is diversified geographically and across asset classes. The sensitivity analysis provided in this table assumes a uniform change in investment returns across each asset class and investment market. In practice, investment markets are unlikely to behave in a uniform manner.

AMP – other significant sensitivities

Assumption		Impact on forecast operating margin[1] A$m
AMP Financial Services		
+/- 5%	sales volumes	+/- 7
+/- 1%	persistency levels	+/- 7
+/- 5%	Australian contemporary superannuation fees charged to customers for assets under management	+/- 12
AMP Capital Investors		
+/- 10%	assets under management	+/- 6
AMP Group		
+/- 5%	controllable costs	+/- 31

1 For year ending December 2003

AMP Financial Services

Strategic priorities

- Evolve the distribution model by tailoring the offer for planners to meet customer needs and improve the quality of advice
- Develop and deliver market competitive products and platforms by lowering the unit cost of production
- Improve technology and products to ensure planners find AMP easy to deal with
- Continue to grow corporate superannuation business and leverage member relationships to fuel growth in retail
- Diversify the advice model by growing non-AMP branded, AMP-owned distribution channels: Hillross, Arrive and Magnify

AMP Financial Services – market position

	Total market size ($m)	AMP market position (rank)	AMP market share (%)
Funds under management			
Superannuation[1]	130,731	1	17
Retirement income[2]	45,838	3	12
Unit trusts (excluding cash management trusts)[3]	82,642	9	4
Total retail managed funds[4]	**297,380**	**3**	**11**
Master funds[5]	166,791	2	13
Mature[6]	37,928	1	31
Banking – mortgages[7]	380,697	n/a	1
Banking – deposits[7]	242,874	n/a	1
Annual risk inflows			
Individual risk[8]	2,793	4	11
Group risk[8]	769	5	12
Total risk	**3,562**	**4**	**11**

1 Superannuation includes savings and retirement, corporate superannuation, mature and advice based distribution products. Source: Plan for Life – Retail Management Funds Report June 2003.
2 Retirement income includes savings and retirement, mature and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003.
3 Unit trusts includes savings and retirement and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003
4 Source: Place for Life – Retail Managed Funds Report June 2003.
5 Master funds are a subset of the superannuation, retirement income and unit trust categories and include savings and retirement, corporate superannuation, mature and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003
6 Some components of mature products (that is, regular premium products as defined by Plan for Life) are included in total retail managed funds. Source: Plan for Life – Regular Premium Market Report March 2003.
7 Only includes parts of the market in which AMP Bank competes. Source: ABA Market Share Report June 2003.
8 Plan for Life – Life Insurance Statistics Report June 2003.

Summary of Consulting Actuary's report on AMP Financial Services' embedded values and value of six months' sales

As at 30 June 2003

		AMP calculated traditional EV[1]	Tillinghast's traditional EV	Tillinghast's market-consistent EV[2]
AMP Financial Services (A$m)	Embedded value	5,596	5,625	6,084
	Value of six months' sales	76	76	118

1 At risk discount margins of 5% for comparability with Tillinghast

2 Excludes explicit allowance for agency costs

Reconciliation of CA's market-consistent embedded value to CA's traditional embedded value for AMP Financial Services

As at 30 June 2003

	Embedded value	Value of six months' sales
	A$m	A$m
Traditional value	5,625	76
Removal of traditional cost of prudential capital	352	19
Removal of traditional allowance for operating profit risk	828	32
Allowance for policyholder financial guarantees and options	(116)	0
Allowances for other market related risks	(437)	(2)
Market-consistent cost of capital	(168)	(6)
Market-consistent value (excluding explicit agency costs)	6,084	118

AMP Financial Services – sensitivity of market-consistent embedded value (excluding explicit agency costs)

	Embedded value	Value of six months' sales
Base value	6,084	118
20% fall in equity values[1]	5,590	n/a
20% fall in property values[1]	5,913	n/a
20% adverse movement in yield curve[2]	5,957	112
Discontinuance rates increased by 25%[3]	5,517	81
Non-commission expenses increased by 10%[4]	5,878	97
Morbidity claims cost increased by 10%[5]	6,049	117
Annuitant mortality reduced by 5%[6]	6,054	118

[1] Assumes 30 June 2003 asset values were 20% lower than actually shown in accounts, with no change to future assumed market conditions.

[2] Assumes yield curve was 20% higher on 30 June 2003 than was actually the case. This was assumed to affect both 30 June 2003 asset values in respect of fixed interest assets, and the future assumed risk-free rate.

[3] Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumptions of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.

[4] All non-commission expenses (other than investment expenses) were assumed to be 110% of the best-estimate assumption. Premium rates and bonuses were assumed to remain unchanged.

[5] Disability claims costs for disability income insurance were assumed to be 110% of the best-estimate claims costs for all products. This was applied to both future claims in respect of active lives and future payments in respect of currently disabled lives. Premium rates were assumed to remain unchanged.

[6] Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

AMP Capital Investors - overview

Funds under management - by country / by asset class

$bn	Equities	Fixed income	Property[1]	Private capital	Total
Australia	24.8	22.1[2]	12.6	2.3	61.8
New Zealand	3.3	3.9	1.3	0.1	8.6
Total	**28.1**	**26.0**	**13.9**	**2.4**	**70.4**

1 Includes $4.2 billion (as at 30 June 2003) relating to four listed property trusts which are no longer managed by AMP Capital Investors.
2 Includes the FUM from the Asian distribution arrangements of $0.6 billion.

Funds under management - by country / by source

$bn	AFS mature	AFS contemporary[1]	External wholesale	External retail[2]	Total
Australia	27.0	15.0	18.2[3]	1.6	61.8
New Zealand	2.2	1.4	5.0	0.0	8.6
Total	**29.2**	**16.4**	**23.2**	**1.6**	**70.4**

1 Includes all AFS sourced FUM (excluding FUM sourced from mature products).
2 Comprises funds sourced from independent financial planners.
3 Includes $0.6 billion relating to Asian distribution arrangements and $4.2 billion (as at 30 June 2003 relating to four listed property trusts which are no longer managed by AMP Capital Investors.

AMP Capital Investors – market position

	Total market size ($m)[2]	AMP market position (rank)	AMP market share (%)
Total investment management market	**735,396**	**2**	**8.3**
Retail investment market	248,278	3	12.1
Wholesale investment market	502,965	3	6.2
Select asset classes			
Australian equities	193,065	2	8.3
Australian fixed income	128,985	2	11.4
International fixed income	31,883	3	9.0
Property[3]	69,949	1[2]	18.2

1 Source: Rainmaker Roundup, March 2003.

2 The sum of the wholesale and retail investment market does not reconcile to the total investment management market due to an overlap in the classification of funds.

3 Includes $3.8 billion (as at 31 March 2003) relating to four listed property trusts, which are no longer managed by AMP Capital Investors. Excluding the contribution of these trusts AMP Capital Investors' market position in property would be fourth with a market share of approximately 12.8%

AMP – outlook beyond 2003

- The AMP Board expects profit after income tax to increase in 2004, subject to investment market conditions
- This will be driven by higher operating margins in AFS and lower corporate office costs, offset in part by lower earnings in AMP Capital Investors due to the loss of listed property trusts earnings
- AFS margins are expected to improve as new business volumes increase at least at market rates, persistency is maintained, unit costs continue to reduce and assets under management grow
- AMP Capital Investors is expected to increase its external fund cashflows, as equity markets and investor sentiment improve on 2003
- The Board is confident of AMP's prospects for sustained growth in the future

Caution regarding forward-looking information

- Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Neither AMP, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.
- These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AMP's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include:
  - competition in the financial services industry;
  - risks associated with our proposed de-merger and the other transactions referred to in the presentation, including the risk that the de-merger does not receive shareholder or court approval;
  - general economic and business conditions.

  The foregoing list of factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to investing in AMP, you should carefully consider the foregoing factors and other uncertainties and potential events. AMP does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by AMP or on AMP's behalf.
- The demerger and other transactions referred to in the presentation involve certain conditions precedent including shareholder and court approval. These approvals and other conditions may not occur on the proposed schedule or at all. In the event that the de-merger and the other transactions do not occur, any funds raised in the capital raising would be used in other investment opportunities or returned to shareholders or both.

Caution regarding financial information

- The prospective financial information contained in this presentation necessarily is based upon a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by AMP, are inherently subject to significant business, economic and competitive uncertainties and contingencies many of which are beyond the control of AMP, and upon estimates and assumptions with respect to future business decisions which are subject to change. The inclusion of this information in the presentation should not be regarded as a representation or warranty with respect to its accuracy or the accuracy of the underlying estimates or assumptions or that AMP will achieve or is likely to achieve any particular results. This information also assumes the success of AMP's business strategies. The success of the strategies is subject to uncertainties and contingencies beyond AMP's control, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realized in the period for which forecasts have been prepared or otherwise. Accordingly, there can be no assurance that these results will be realized. The prospective financial information presented in the presentation may vary from actual results, and these variations may be material. Prospective investors in the Shares are cautioned not to place undue reliance on this information.
- The pro forma information contained in this presentation is intended for informational purposes only, and does not purport to be indicative of the results that actually would have been obtained or the financial position that actually would have existed during and for the periods presented, and is not necessarily indicative of AMP's operating results or financial position to be expected in future periods. The pro-forma information does not comply with the requirements of Regulation S-X under the U.S. Securities Act.

This presentation is not for distribution or release in the United States

HHG PLC
Group Overview

October 2003

Important information

- The information in this presentation is an overview and does not contain all information necessary for an investment decision. In making an investment decision, investors must rely on their own examination of AMP, including the merits and risks involved and the effects of the proposed de-merger, the new equity capital raising and the other transactions referred to in the presentation. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.
- The information contained in this presentation has been prepared in good faith by AMP. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice). To the maximum extent permitted by law, AMP, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of AMP, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.
- This presentation is not a prospectus or an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")). Securities may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. person, unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.
- This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person or published, in whole or in part, for any purpose. This presentation is not for distribution or release in the United States

Contents

Overview

The Group will comprise:

- **Henderson Global Investors (Henderson):** top 10 UK-domiciled investment manager with £69 billion of assets under management at 30 June 2003
  - strong organic growth opportunities
  - operational leverage
- **Life Services**: the closed life and pensions businesses of Pearl Assurance, National Provident Life, NPI and London Life.
  - scope for significant efficiency gains
  - scope for substantial release of capital over the longer term
- **Other Businesses:** Towry Law and Virgin Money
  - value opportunities

Attractive prospects for value recovery with dividends and capital release over the longer term

Corporate structure - illustrative

Ownership of HHG Invest[1]

- HHG Invest is the holding company of Henderson, Towry Law and Virgin Money.
- Historically HHG Invest has been majority owned by the Pearl shareholder fund.
- Demerger restructuring will ensure majority ownership of HHG Invest by HHG plc:
  - provides direct exposure to investment management business
  - improves ability to distribute income to the Group
  - improves quality of Pearl's regulatory capital


HHG PLC
HHG Servco Ltd²
London Life Ltd
Closed life company business
NPI Ltd
Closed life company business
Pearl Assurance
Closed life company business
Long Term Fund
Shareholder Funds
< 50%
> 50%
HHG Invest plc
Henderson Global Investors Holding plc
Towry Law plc
AMP* Virgin Holdings Ltd
National Provident Life Ltd
Closed life company business

Structure chart provides illustrative summary of HHG post-demerger

1 AMP Invest to be renamed to HHG Invest

2 AMP UK Services Ltd to be renamed to HHG Servco Ltd

Corporate strategy

Build on Henderson's position as a powerful and highly regarded European-based investment manager

Place Life Services on an efficient operational platform and in a sound financial position to improve operating profitability and enable release of capital over the long term

Consideration will only be given to divestment opportunities where appropriate value can be achieved

- Henderson:
  - Build and sustain competitive investment performance
  - Broaden product range and develop additional higher-margin products
  - Further expand distribution and strengthen client servicing
  - Attract and retain the right people
- Life Services:
  - Maintain a rigorous approach to risk and balance sheet management
  - Improve operating efficiency of the closed books
  - Manage customer relationships effectively
  - Develop and retain high quality people
- Other Businesses
  - Develop Towry Law as an effective standalone business
  - Maximise the value of HHG's stake in Virgin Money

Board and management

Non-Executive Directors	Peter Costain	Sir Malcolm Bates Chairman	Anthony Hotson
	Sir William Wells	Pat Handley	Andrew Mohl
Executive Directors	Toby Hiscock Chief Financial Officer	Roger Yates Chief Executive HHG and MD, Henderson	Ian Laughlin MD, Life Services
Other Senior Management	Steven O'Brien General Counsel	Ian Buckley Chief Investment Officer	Jonathan Moss Finance Director and Chief Actuary
	Anne Rein Director HR and Communications	Mike Clare MD, Henderson UK	

Financial overview

Key drivers:

- the performance of investment markets;
- the size and mix of assets under management;
- client retention and new business levels;
- changes in cost base; and
- management of risk and exposures.

Consolidated proforma financial performance

AGAAP $Am	FY02	1H02	1H03
Henderson	97	57	28
Life Services	226	177	(24)
Other Businesses	(30)	(9)	(2)
BU operating margins	**293**	**225**	**2**
Corporate office costs	(28)	(18)	(4)
Operating margins	**265**	**207**	**(2)**
Underlying investment income	219	117	114
Underlying contribution	**484**	**324**	**112**
Investment income market adjustment	(139)	(76)	10
Goodwill amortisation	(9)	(4)	(9)
Pro-forma net profit after tax before corporate borrowing costs ($Am)	**336**	**244**	**113**
Pro-forma net profit after tax before corporate borrowing costs (£m)	**121**	**90**	**43**
RoIC	**3.9%**	**5.8%**	**3.1%**

Total invested capital AGAAP	**$Am**	**5,812**
Total invested capital UKGAAP	**£m**	**1,536**

Dividend policy

- The HHG Board considers the payment of a sustainable dividend desirable
- HHG intends to pay dividends to the extent that they can be funded by surplus cash earnings from its operating subsidiaries and/or transfers from the life companies
  - Near term: no dividend payment expected
  - Longer term: the HHG Board expects the cash earnings of its subsidiaries to improve and capital to be released from the life companies as policies mature or are surrendered

Current trading update

Henderson

- H2 2003: assets under management growing reflecting:
  - improved equity markets; and
  - positive net new sales to retail and institutional clients, specifically in Horizon, absolute return and collateralised debt obligation funds
- Asset growth offsetting outflows from Life Services

Life Services

- Efficiency: rationalisation and cost initiatives underway (eg previously announced headcount reduction of 900 roles due to closure of NPI and other operational efficiency improvements)
- Persistency: in line with expectation and allowed for in Embedded Value

Business Unit Overview

Henderson Global Investors

Strategic priorities

- Build and sustain competitive investment performance
- Broaden product range and focus on higher margin product
- Build scale by strengthening distribution and client servicing
- Improve cost efficiency
- Attract and retain the right people

Key strengths

- Leading institutional and retail brand
- Established market positions[1]
  - Top 10 UK-domiciled investment manager
  - No. 2 in investment trusts
  - No. 6 in UK retail OEICS and unit trusts
- Investment performance: 71% of listed assets outperformed benchmark at H1 2003
- Well diversified product range and international investment capability
- Balance of asset classes: including core equity and fixed income products, property and private equity
- Product innovator: strong growth in alternative products
- Broad representation in UK intermediary distribution channels with expanding international network
- Emerging presence in Continental Europe, Asia and USA
- Well placed to benefit from recovery in retail markets

1 30 June 2003, (include collective investments to be transferred from Life Services)

Henderson: assets under management

Organic growth of external assets under management (ex market movements)[1]


£60bn
£40bn
£20bn
£0bn
£47.7bn
£47.9bn
£40.6bn
£42.1bn
£21.2bn
£26.3bn
£24.1bn
£25.1bn
£11.0bn
£9.5bn
£7.3bn
£7.3bn
£7.0bn
£5.0bn
£3.8bn
£4.0bn
£8.5bn
£7.1bn
£5.4bn
£5.7bn
2000
2001
2002
H1 2003
Institutional
Subadvisory
Retail – closed end
Retail – open end


£40bn
£20bn
£0bn
£35.7bn
£31.8bn
£28.1bn
£27.3bn
2000
2001
2002
H1 2003
Life Services' life funds

1 *Excludes private client AUM*

AUM as at 30 June 2003

By line of business


Sub-advisory 11%
Retail Closed Ended 6%
Life Services' life funds 39%
Retail Open Ended 8%
Institutional 36%

By asset class


Private equity 1%
Property 8%
Equities 43%
Fixed income 48%

HHG PLC

Henderson: financial record

- Well diversified business cushioned the impact on revenues of falls in investment markets
- Strong cost control held expenses stable
- Significant potential for improved profitability as investment markets recover

AGAAP (£m)[1]	FY02	1H02	1H03
Fee income	213.5	109.2	94.2
Management expenses	(159.4)	(79.8)	(79.7)
Corporation tax	(19.1)	(8.5)	(3.8)
Transformation costs	-	-	-
Operating margin	**35.0**	**21.0**	**10.7**
Cost:income [2]	**73%**	**72%**	**83%**

1 For Henderson AGAAP and UK AGAAP profits are not expected to be significantly different

2 Calculated using A$. Cost to income in GBP would differ due to currency conversion

Life services

Strategic priorities

- maintain a rigorous approach to risk and balance sheet management
- improve operating efficiency of the closed books
- manage customer relationships effectively
- develop and retain high quality people

Key strengths

- experience in managing closed life funds
- integrated call centre and back office processing
- large scale closed fund business
- move from open to closed business gives scope for reducing activity and increasing productivity to reduce cost within the service company

Life Services - overview

- Closed life companies of Pearl, National Provident Life, NPI and London Life
- Total Life Company assets under management of £29.5 billion
- Approximately 5 million life and pension policies in force
- Traditional Embedded Value of £845 million, net of BU cross holdings
- Market-Consistent Embedded Value of £900 million, net of BU cross holdings
- Business includes annuities, pensions, savings and investments, protection and collective investments

Products - % of insurance liabilities, net of reinsurance - £27.8bn[1]



Protection and Industrial branch 4%
Annuities 23%
Savings and investments 23%
Pensions - unit linked 16%
Pensions - with profit 34%

1 Excludes Collective Investments due to be transferred to Henderson in 2004

Life Services - key financials

- Service Company moving to breakeven in 2004
- Significant reduction in equity exposure of the life companies in 2003
- Life companies met capital requirements under current regime and proposed CP195

$Am AGAAP	FY02	1H02	1H03
Components of profit and loss			
Profit margins released	152	98	45
Profit margins – other	102	71	(38)
Total profit margins	**254**	**169**	**7**
Experience profits/(losses)	(22)	(14)	(37)
Capitalised (losses)/loss reversals	(6)	22	6
Operating margins	**226**	**177**	**(24)**
Underlying investment income	211	112	131
Underlying operating profit after tax	**437**	**289**	**107**
Retention/persistency	88%	88%	85%
Equity backing ratios (%)			
Pearl	47.9	76.0	29.4
London Life	44.9	47.1	16.2
National Provident Life	48.5	52.0	12.1

	FY02	1H03
Free Asset Ratios (%)		
Pearl	4.7	1.8
London Life	5.4	1.1
National Provident Life	8.2	0.4

Life Services: initiatives undertaken to reduce risk

- Detailed review of liabilities and risks
  - Asset: liability matching
  - Guarantees and mis-selling
  - Regulatory risks
  - Insurance risks: mortality / persistency
- Investment in portfolios with lower risk and volatility leading to greater security for policyholders and shareholders
- Pearl long term Equity Backing Ratio (EBR) target of 25%
- Prudent write-downs of shareholders assets in association with risk reduction initiatives, recognising likely policyholder calls on those assets
- External review of embedded values and realistic capital position undertaken by the Independent Consulting Actuary, Tillinghast Towers Perrin
- Embedded values and realistic capital positions reflect actions taken and realistic assessment of future shareholder returns


EBR - Pearl
FY 2002
H1 2003
48%
29%
EBR[1] – London Life
FY 2002
H1 2003
45%
16%
EBR[1] – National Provident Life
FY 2002
H1 2003
49%
12%

1 Equity Backing Ratios in London Life and National Provident Life reflect growth assets of property and private capital.

Provisions

- At 30 June 2003 HHG held provisions for known and potential issues that may lead to future losses:
  - Total AGAAP provisions $3.1bn of which $737m related to shareholder funds and companies and the rest related to the With Profits funds of the life companies.
  - Total UKGAAP provisions $980m higher, reflecting a 'prudent' rather than best estimate accounting basis
  - The largest provisions were:

Provision A$m	**AGAAP**	**UKGAAP**	
	$m	**$m**	**£m**
Guaranteed annuity options	981	1,442	586
Pension misselling	829	1,014	412
Mortgage Endowment[1]	480	573	233
Restructuring provisions	299	299	122
Other & void properties	217	217	88

1 Includes provision related to mortgage endowment promise ($433m) in addition to that for mortgage endowment misselling ($47m)

Capital releases

- Any release of capital depends on building and maintaining capital in excess of that which the FSA requires within each company. In line with CP195, companies will publish at the RCM level. The FSA will also require companies to determine an additional buffer - the Individual Capital Assessment (ICA) to cover operational risk. This will be a matter between FSA and each company, reflecting the different risk profiles of each life company

- The Board of Pearl Assurance (Pearl's main life company) have committed not to make any transfers to shareholder funds from Pearl 90:10 with profit fund for at least 10 years without approval from the FSA. Capital can be released, or dividends paid, from other funds including the shareholder fund of Pearl, or other Pearl companies, subject to the approval of the FSA

- NPI Ltd and the other unit linked subsidiaries can release dividends, subject only to the normal requirement to treat customers fairly

- Capital releases from National Provident Life and London Life are dependent on the application of rules set at the time of their demutualisation

Other businesses

Towry Law

- IFA with operations in the UK, Middle East and Asia
- Advice on pensions, investments, insurance and mortgages
- Focus on individual retail market and SME sectors
- Recent performance adversely affected by market conditions
- Key strengths
  - Business model
  - Experienced management team
  - Successful restructuring has restored profitability
  - Committed and experienced adviser base

Virgin Money

- 50/50 joint venture with Virgin Group
- Exclusive worldwide licence to use the Virgin brand in retail financial services
- Focus on 'branded packaging' using scale manufacturers to offer good value, straightforward, mass market financial products including:
  - savings and investments, protection and lending products
- 735,000 customers and £1.9 billion of funds
- Successful launch of credit cards
- Develop 'branded packager' relationships with manufacturers and distribution partners

Demerger and Next Steps

Recap of demerger restructuring

- Demerger of HHG from AMP announced on 1 May 2003: clear geographic and strategic focus
- Various actions taken to establish HHG as a standalone entity with limited external corporate debt
  - AMP assuming HHG's outstanding corporate debt and retaining a 15% stake in HHG
  - Assets written down to robust values
  - Life Services risks reduced
- Further £100m of capital required to achieve demerger objectives
- Offer by HHG to raise at least £100 million before 30 June 2004
  - proceeds applied to restructuring of HHG Invest and to capitalise HHG
  - AMP standby commitment put in place
- AMP has limited ability to sell their 15% holding before release of HHG's 2004 Annual Results (Q1 2005)
- Listing of HHG on ASX and LSE scheduled for December 2003

Appendix

Regulatory capital

CP195 – current understanding of the Twin Peaks regime

- Required capital resources will be determined by the greater of two measures:
  - Statutory peak
    - similar to current rules, some changes eg: prudent allowance for lapses, tougher resilience test, but on balance, a reduction in calculated liabilities
  - Realistic peak
    - liabilities measured on a market-consistent basis, assuming management action consistent with the PPFM [1]
    - risk capital margin (RCM) being the capital required to support the business in adverse conditions
- Resilience Test (adverse conditions) comprise:
  - 10% fall in equities
  - 20% fall in properties
  - Widening of corporate spreads
  - 90 bps shift in fixed interest yield curve
  - 50% adverse change in persistency rates
- FSA is reviewing these calibrations and they remain subject to change

1 Principles and Practices of Financial Management – a publicly available document provided by companies explaining how management expects to manage the obligations of the company in respect of with-profits policyholders

Regulatory capital

Life services under Twin Peaks

- The realistic peak is expected to be more onerous than the statutory peak for the three main subsidiary life companies
- On this basis, Tillinghast have reviewed the capital position of Pearl, NPL and London Life under the requirements of the realistic peak

Realistic balance sheets

As at 30 June 2003 (£ m)	Pearl	NPL	LL
Admissable assets	14,874	7,915	2,865
Adjustment for non profit business	(3,471)	105	(1,122)
Available assets	11,403	8,020	1,743
Realistic liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover risk capital	386	201	29
Risk capital margin	(311)	(151)	(29)
Free capital	**75**	**50**	**0**

- No requirement for Pearl to provide any further capital support to NPL
- The Statutory Peak for Pearl still includes the existing £400m implicit item beyond November 2003
- Allowance of £100m has been made for the actions NPL has taken since 30 June 2003 and is continuing to implement to improve asset liability matching
- In addition to meeting their RCM, companies will have to carry out an Individual Capital Assessment (ICA)
- It will take account of specific business and control issues faced by each company

Regulatory capital

Life companies meet regulatory and realistic capital requirements.

Current framework

- Must have admissible assets to cover statutory liabilities and a required minimum margin (RRM) of c. 4% of statutory liabilities
  - Pearl position impacted by inadmissible assets totalling £617m
  - Inadmissible for regulatory purposes, but the economic value of the assets is still available to support solvency
  - The free assets for Pearl and LL include waivers that allow the inclusion of implicit items (future profits) in admissible assets
  - NPL includes allowance for financial re-insurance - a form of contingent capital

Regulatory capital position of the main life companies

As at 30 June 2003	Pearl	LL	NPL	NPIL
Free assets £m	264	31	30	26
FAR	**1.8%**	**1.1%**	**0.4%**	**0.7%**

Additional measures available to improve solvency

- Further changes in asset mix to reduce asset-liability mismatch risk
- Reduction in the bonus rates payable to policyholders/ costs of glidepaths
- Sale of inadmissible assets
- These measures would all impact the assets and value attributable to shareholders

Life Services: embedded values

Traditional Embedded value (TEV)

- Estimated future distributable profits generated by in-force business
- Discounted by a risk-adjusted rate that allows implicitly for
  - the cost of assuming risk, and
  - the costs of providing capital
- TEV is highly sensitive to the discount rate – the discount rate chosen should appropriately reflect the risk profile of business written
- Policyholder financial guarantees and options have traditionally been allowed for in the discount rate
- Falls in equities and interest rates have increased the value of these guarantees and options to policyholders
- It has become increasingly difficult to allow for this cost using the discount rate.
- Analysts have as a result applied subjective discounts to the value of in-force business

Traditional Embedded Value[1,2]
As at 30 June 2003

£m	Pearl & NPL	London Life	Unit Linked, Service & Other	Total
Adjusted net worth	291	21	181	493
Value of in-force business	448	126	54	628
Cost of capital	(248)	(11)	(17)	(276)
Traditional Embedded Value	491	136	218	845

1. At risk discount rates of 9.4% for Pearl & NPLL, and 7.4% for all other companies.
2. Net of inter BU cross holdings

Life Services: embedded values

Market-Consistent Embedded Value (MCEV)

- Future distributable profits are discounted at a risk free rate
- Allowance for certain costs of capital associated with writing business through a corporate structure and the impact of double taxation
- MCEV does not allow implicitly for the cost of assuming risk through a risk-adjusted discount rate
- Instead, it allows explicitly for:
  - mismatch risk
  - policyholder guarantees and options
- The allowance for guarantees and options has been made using the average outcome of stochastically projected costs of payments to policyholders under a range of investment scenarios, which is then discounted by the risk free rate
- MCEV does not allow for non market-related risks

Components of Market-Consistent Embedded Value
As at 30 June 2003 (excluding explicit agency costs)

£m	Pearl & National Provident Life	London Life	Unit Linked, Service & Other	Total
Shareholders' net assets	291	21	181	493
Market-consistent value of in-force business	311	161	72	544
Cost of capital	(126)	(5)	(6)	(137)
Mkt-Consistent Embedded Value	476	177	247	900

Caution regarding forward-looking information

- Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Neither AMP, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.
- These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AMP's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include:
  - competition in the financial services industry;
  - risks associated with our proposed de-merger and the other transactions referred to in the presentation, including the risk that the de-merger does not receive shareholder or court approval;
  - general economic and business conditions.
- The foregoing list of factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to investing in AMP, you should carefully consider the foregoing factors and other uncertainties and potential events. AMP does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by AMP or on AMP's behalf.
- The demerger and other transactions referred to in the presentation involve certain conditions precedent including shareholder and court approval. These approvals and other conditions may not occur on the proposed schedule or at all. In the event that the de-merger and the other transactions do not occur, any funds raised in the capital raising would be used in other investment opportunities or returned to shareholders or both.

Caution regarding financial information

- The prospective financial information contained in this presentation necessarily is based upon a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by AMP, are inherently subject to significant business, economic and competitive uncertainties and contingencies many of which are beyond the control of AMP, and upon estimates and assumptions with respect to future business decisions which are subject to change. The inclusion of this information in the presentation should not be regarded as a representation or warranty with respect to its accuracy or the accuracy of the underlying estimates or assumptions or that AMP will achieve or is likely to achieve any particular results. This information also assumes the success of AMP's business strategies. The success of the strategies is subject to uncertainties and contingencies beyond AMP's control, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realized in the period for which forecasts have been prepared or otherwise. Accordingly, there can be no assurance that these results will be realized. The prospective financial information presented in the presentation may vary from actual results, and these variations may be material. Prospective investors in the Shares are cautioned not to place undue reliance on this information.
- The pro forma information contained in this presentation is intended for informational purposes only, and does not purport to be indicative of the results that actually would have been obtained or the financial position that actually would have existed during and for the periods presented, and is not necessarily indicative of AMP's operating results or financial position to be expected in future periods. The pro-forma information does not comply with the requirements of Regulation S-X under the U.S. Securities Act.

ASX Announcement

17 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 125/03

Appendix 3Y – Change of Director's Interest Notice

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	15 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 October 2003
No. of securities held prior to change	• 37,525 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 6,524 Ordinary Shares in the name of the Director; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Class	Ordinary
Number acquired	1,730 Ordinary shares

+ See chapter 19 for defined terms.

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.71 per share.
No. of securities held after change	• 37,525 Ordinary Shares in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; • 8,254 Ordinary Shares in the name of the Director; • 2,500 AMP Income Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund; and • 1,000 AMP Reset Preferred Securities in the name of Peter John Willcox + Mrs Suzanne Elizabeth Willcox ATF Peter John Willcox Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for September 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	The Right Honourable Victor Miles George Aldous Baron Killearn
Date of last notice	15 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 October 2003
No. of securities held prior to change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 3,146 shares held in the name of the Director.
Class	Ordinary
Number acquired	494 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.71 per share.

+ See chapter 19 for defined terms.

No. of securities held after change	• 13,840 Ordinary Shares held in the name of National Nominees Limited; and • 3,640 shares held in the name of the Director.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for September 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard John GRELLMAN
Date of last notice	15 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 October 2003
No. of securities held prior to change	10,646 Ordinary Shares held in the name of the Director.
Class	Ordinary
Number acquired	494 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.71 per share
No. of securities held after change	11,140 Ordinary Shares held in the name of the Director.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for September 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Patrick HANDLEY
Date of last notice	15 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Crown Advisory Pty Limited ATF Superannuation Fund A/C. (see Nature of Change below)
Date of change	9 October 2003.
No. of securities held prior to change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 3,125 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C; and • 1,938 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Class	Ordinary
Number acquired	494 Ordinary shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.71 per share
No. of securities held after change	• 1,600 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 4,472 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF R.P. Handley & D.K. Handley; • 3,619 Ordinary Shares held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C; and • 1,938 AMP Reset Preferred Securities held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for September 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Meredith HELLICAR
Date of last notice	15 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund. (see Nature of Change below)
Date of change	9 October 2003.
No. of securities held prior to change	14,183 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.
Class	Ordinary
Number acquired	494 Ordinary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.71 per share
No. of securities held after change	14,677 Ordinary Shares held in the name of David Latrobe Foster & Meredith Hellicar Foster ATF Kinnoul Super Fund.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for September 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lía Scheinkestel
Date of last notice	8 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 October 2003
No. of securities held prior to change	• 2,000 Ordinary Shares in the name of the Director; • 3,500 Ordinary shares in the name of Scheinkestel Superannuation Pty Limited ATF Scheinkestel Superannuation Fund No. 1 Account
Class	Ordinary
Number acquired	494 Ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.71 per share.

+ See chapter 19 for defined terms.

No. of securities held after change	• 2,494 Ordinary Shares in the name of the Director; • 3,500 Ordinary shares in the name of Scheinkestel Superannuation Pty Limited ATF Scheinkestel Superannuation Fund No. 1 Account
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The shares were purchased on market pursuant to the AMP Non-Executive Directors' Share Plan under which one third of the Director's fees for September 2003 was paid in the form of shares, as part of the ongoing sacrifice of Directors' fees.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Philip YATES
Date of last notice	22 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	a) 9 October 2003 b) 10 October 2003
No. of securities held prior to change	• 50,000 ordinary shares; • 49,686 ordinary shares held under the AMP Executive Short Term Incentive Program; • 851 ordinary shares held under the AMP All Employee Share Ownership Plan; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; and • 550,000 options held under the AMP Executive Option Plan.
Class	Ordinary
Number acquired	a) n/a b) 50 ordinary shares acquired under the AMP All Employee Share Ownership Plan.
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) n/a b) 50 ordinary shares acquired @£2.878 per share.
No. of securities held after change	• 100,000 ordinary shares; • 49,686 ordinary shares held under the AMP Executive Short Term Incentive Program; • 901 ordinary shares held under the AMP All Employee Share Ownership Plan; and • 550,000 options held under the AMP Executive Option Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	a) the 3 year lock on the 50,000 ordinary shares issued under the AMP Executive Share Ownership Plan has been lifted b) On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity: AMP LIMITED	
ABN: 49 079 354 519	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of last notice	24 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	9 October 2003
No. of securities held prior to change	• 156,280 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,545 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 350,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Class	Ordinary
Number acquired	N/A
Number disposed	N/A

+ See chapter 19 for defined terms.
30/9/2001

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	• 206,280 ordinary shares held in the name of the Director; • 21,973 ordinary shares held under the AMP Executive Short Term Incentive Program; • 15,545 ordinary shares held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; • 350,000 options held under the AMP Executive Option Plan; • 414 AMP Reset Preferred Securities held in the name of Mohl Invest Pty Ltd ATF Mohl Super Fund; and • 14,841 ordinary shares held in the name of Mohl Investments Pty Ltd ATF Mohl Family Trust.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	the 3 year lock on the 50,000 ordinary shares issued under the AMP Executive Share Ownership Plan has been lifted

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

AMP

ASX Anno

03 NOV 13 7:21

17 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **126/03**

Not for release or distribution in the US

AMP Rights Offer Prospectus lodged

AMP today lodged its Rights Offer Prospectus with the Australian Securities & Investments Commission and the Australian Stock Exchange.

The underwritten, non-renounceable AMP Rights Offer is being made to raise approximately A$1.19 billion (before costs) to enable AMP to redeem the Reset Preferred Securities (RPS) for cash. AMP is proposing to redeem the RPS after the demerger because not all of the RPS will then be treated as Tier One regulatory capital by the Australian Prudential Regulatory Authority.

"This is the next step in the demerger process," AMP Chief Executive Officer Andrew Mohl said. "On 10 October we received in principle regulatory approval for the demerger and released our capital plans.

"Yesterday we received Federal Court approval to hold our shareholder meetings to vote on the demerger proposal and to release our Explanatory Memorandum. Today, we have lodged the Rights Offer Prospectus. They are all significant milestones for the proposed demerger."

Eligible AMP shareholders are being offered the right to acquire shares in AMP post-demerger at a 10 per cent discount to an institutional bookbuild price.

AMP shareholders who do not or can not take up their rights will be sent a cash amount for the value of the rights not taken up, at the rate of A8.2 cents per right (subject to adjustment if the size of the AMP Rights Offer is reduced).

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

"The AMP Rights Offer has been carefully designed to ensure there are benefits for all our shareholders, whether they participate in the offer or not," Mr Mohl said.The AMP Rights Offer is conditional on the demerger occurring. The cash redemption of the RPS, expected to take place on or about 13 January 2004, is conditional on both the demerger occurring and the completion of the Rights Offer.

Under the AMP Rights Offer, eligible AMP shareholders are being invited to subscribe a fixed amount per existing AMP share for shares in the demerged AMP. This fixed amount will be A$0.77 for each existing AMP share held. For example, a shareholder with 1000 AMP shares will be invited to subscribe up to A$770 (unless the size of the AMP Rights Offer is reduced).

Eligible shareholders will receive a personalised entitlement and acceptance form setting out their specific rights entitlement with their copy of the Rights Offer Prospectus, which will be mailed to them in November.

The price of the new AMP shares issued under the AMP Rights Offer and the number of new shares each shareholder will receive will be determined by the price set in an institutional bookbuild, to be held after the demerger is approved and only if it is approved.

Eligible shareholders are those with a residential address in Australia or New Zealand, as well as some other countries as outlined in the Prospectus.

The record date for the Rights Offer is 28 October, with the Offer opening on 7 November and closing on 9 December. The institutional bookbuild is expected to be held on 16-17 December and the bookbuild price and shareholder application price are expected to be announced on 17 December.

The AMP Rights Offer is being underwritten by UBS Advisory and Capital Markets and Macquarie Equity Capital Markets. Co-managers are Ord Minnett and ABN AMRO Morgans. The Caliburn Partnership is advising AMP on the AMP Rights Offer.

Net expenses of approximately A$18 million for the AMP Rights Offer – of which about half represent underwriting fees - will be funded, in part, from the proceeds of the bookbuild.

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Notes

1. The AMP Rights Offer will be made in the Prospectus. Eligible shareholders wishing to take up their rights to acquire shares will need to complete the entitlement and acceptance form that will accompany the Prospectus.

2. The shares offered in the AMP Rights Offer have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration under the Securities Act of 1933, as amended, or an exemption from registration. This announcement is not for distribution or release in the United States.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Media inquiries
Karyn Munsie
Ph: +61 2 9257 9870
0421 050 430

Matthew Coleman
Ph: +61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: +61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP

AMP Limited
AMP Rights Offer Prospectus

A Non-Renounceable Rights Offer by AMP Limited
(ABN 49 079 354 519)

Joint Lead Managers and Underwriters

UBS

MACQUARIE

Financial adviser to AMP

CALIBURN

Co-Managers

ABN AMRO Morgans Limited

Ord Minnett Limited

This Prospectus is important. It contains information that will assist you in making your decision whether to participate in the AMP Rights Offer

Prior to making a decision, you should carefully consider all of the information contained in this Prospectus and the parts of the Explanatory Memorandum incorporated by reference in this Prospectus.

AMP LIMITED ABN 49 079 354 519

This Prospectus is dated 17 October 2003 and was lodged by AMP with ASIC on that date. AMP will apply within seven days after the date of this Prospectus for the grant by ASX of official quotation of the New AMP Shares to be issued under this Prospectus. Neither ASIC nor ASX takes any responsibility for the contents of this Prospectus. The expiry date of this Prospectus is the date that is 13 months after the date of this Prospectus. No securities will be offered on the basis of this Prospectus later than that expiry date.

Explanatory Memorandum

You should note that an Explanatory Memorandum (dated 16 October 2003) for the Demerger, has also been prepared and lodged with ASIC. The Explanatory Memorandum contains detailed financial and other information about AMP and expands on many of the matters dealt with in this Prospectus. Those Sections of the Explanatory Memorandum listed in Section 3.7 of this Prospectus are taken to be included in this Prospectus in accordance with section 712 of the Corporations Act. The information in the Explanatory Memorandum that is incorporated into this Prospectus may assist you in making your decision whether to participate in the AMP Rights Offer. You may obtain a printed copy of the Explanatory Memorandum free of charge before the Closing Date by calling the Information Line (details of which are set out on the facing page) or you may download a copy from the internet at www.ampgroup.com. A copy of the Explanatory Memorandum has been sent to AMP Shareholders. An additional mailing of the Explanatory Memorandum will be made to Eligible Shareholders who are on the AMP Register on the AMP Rights Offer Record Date but who otherwise would not receive that document.

Investment decisions

Before deciding whether to participate in the AMP Rights Offer, you should read and understand the entire Prospectus and the Sections of the Explanatory Memorandum to which you are directed. This Prospectus does not take into account the investment objectives, financial situation and particular needs of any AMP Shareholder or any other person. You should not rely on this Prospectus as the sole basis for any investment decision in relation to New AMP Shares or any other securities. You should seek independent financial and taxation advice before making any investment decision in relation to New AMP Shares or any other securities.

No person is authorised to give any information or to make any representation in connection with the AMP Rights Offer which is not contained or incorporated by reference in this Prospectus. Any information or representation not so contained, or incorporated by reference, may not be relied on as having been authorised by AMP in connection with the AMP Rights Offer.

Forward looking statements

This Prospectus and the Explanatory Memorandum contain certain statements which relate to the future, including forward looking statements related to AMP's financial position and strategy. These forward looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of AMP (and the directors of AMP). These factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment and structural changes in the life insurance, wealth management and asset management industries in Australasia and elsewhere. These factors, and the extent to which the assumptions prove to be correct, may cause the actual results, performance or achievements of AMP to differ materially from those expressed or implied by such statements.

Neither AMP nor any other person gives any representation, assurance or guarantee that the results, performance or achievements expressed in or implied by the forward looking statements contained or incorporated by reference in this Prospectus (including the statements regarding those factors outlined above) will actually occur. AMP Shareholders are cautioned not to place undue reliance on the forward looking statements.

Electronic Prospectus

This Prospectus is available in electronic form on the internet at www.ampgroup.com only to persons within Australia and New Zealand. The electronic form of this Prospectus does not include the Entitlement and Acceptance Form. Applications for New AMP Shares may only be made on an application form attached to or accompanying a printed copy of this Prospectus, and the New AMP Shares to which this Prospectus relates will only be issued or transferred on receipt of an application form issued together with this Prospectus. A printed copy of this Prospectus is available free of charge by calling the Information Line (subject to restrictions on distribution described in Section 2.17).

Definitions and glossary

Certain key terms and abbreviations used in this Prospectus have defined meanings which are explained in the glossary in this Prospectus.

Currency

The financial amounts and references to $ and cents in this Prospectus are expressed in Australian currency unless otherwise stated.

Restrictions on distribution

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

The distribution of this Prospectus and the Explanatory Memorandum in jurisdictions outside Australia and New Zealand may be restricted by law, and persons who come into possession of them should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

No action has been taken to register or qualify the Rights or the New AMP Shares, or to otherwise permit a public offering of the Rights or the New AMP Shares, outside Australia and New Zealand. Neither the Rights nor the New AMP Shares may be offered in a jurisdiction outside Australia and New Zealand where such an offer is not made in accordance with the laws of that jurisdiction.

Neither the Rights nor the New AMP Shares have been, or will be, registered under the US Securities Act or the securities laws of any state of the United States. Accordingly, neither the Rights nor the New AMP Shares may be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a US person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable United States state securities laws.

This Prospectus is neither an offer to sell nor a solicitation of an offer to buy securities as those terms are defined under the US Securities Act. The AMP Rights Offer is not being made to US persons or persons in the United States.

More detail regarding restrictions on distribution of this Prospectus, and limitations upon the jurisdictions in which the AMP Rights Offer is made, is set out in Section 2.17.

Summary of key dates for AMP Rights Offer

Contents

AMP Rights Offer Record Date to determine entitlement to New AMP Shares	**28 October 2003, 5:00pm (EST)**
Opening date for AMP Rights Offer	**7 November 2003**
Scheme Meeting and general meeting	**9 December 2003, from 9:00am (EST)**
Closing Date for receipt of Entitlement and Acceptance Forms and Application Monies	**9 December 2003, 5:00pm (EST)**

The following steps will occur only if the Demerger is approved:

Effective Date of the Scheme	**15 December 2003**
Bookbuild opens	**16 December 2003**
Bookbuild closes	**17 December 2003**
Bookbuild Price and Shareholder Application Price announced	**17 December 2003**
Issue of New AMP Shares	**23 December 2003**
Expected date of commencement of quotation of New AMP Shares (on a deferred settlement basis)	**23 December 2003**
Expected date of despatch of shareholding statements for New AMP Shares issued under the AMP Rights Offer	**31 December 2003**
Deferred settlement trading of New AMP Shares issued under the AMP Rights Offer ends	**31 December 2003**
Ordinary trading of New AMP Shares issued under the AMP Rights Offer commences	**2 January 2004**
Redemption of Reset Preferred Securities	**On or about 13 January 2004**

These dates are subject to change and are indicative only. AMP reserves the right to amend any or all of these dates and times. The AMP Rights Offer is conditional on the Demerger occurring. In particular, AMP reserves the right, subject to compliance with the Corporations Act and ASX Listing Rules, to extend the Closing Date for the AMP Rights Offer, to defer or suspend the Bookbuild, or to withdraw the AMP Rights Offer without prior notice. The commencement of quotation is subject to confirmatin from ASX.

You should note that a more detailed timetable for the Demerger is contained in the Explanatory Memorandum. That timetable includes the dates on which the Meetings are to be held. You are encouraged to vote at the Meetings.

Information Line

If you have any questions relating to the AMP Rights Offer, or about the procedures for participating in the AMP Rights Offer, including how to complete the Entitlement and Acceptance Form, please call the Information Line on:

Australia	New Zealand	Rest of world
1300 135 859	0800 448 062	+ 61 3 9649 5410

Any other questions can be directed to your stockbroker, solicitor, accountant or other professional adviser.

Letter from the Chairman of AMP

17 October 2003

Dear AMP Shareholder,

I am writing to explain the AMP Rights Offer and what it means to you. There are benefits for you whether or not you participate in the offer.

As part of AMP's demerger proposal, we are planning to redeem our Reset Preferred Securities (RPS) for cash.

To finance this, we are making a non-renounceable AMP Rights Offer to eligible AMP shareholders.

All eligible shareholders are being offered the right to acquire shares in the new AMP at a 10% discount to an institutional bookbuild price.

If you do not or cannot take up these rights, you will be sent a cash amount for the value of your rights not taken up.

The enclosed Prospectus contains detailed information on the AMP Rights Offer along with a personalised entitlement and acceptance form which outlines your entitlement. You should read this Prospectus carefully, as well as AMP's Explanatory Memorandum on the demerger which is also being sent to you, before making a decision to participate in the offer.

Who is eligible to participate in the AMP Rights Offer?

Eligible shareholders are those with a registered address in Australia or New Zealand, as well as some other countries as outlined in the Prospectus.

What if I don't want to take up my rights or I'm not eligible to participate in the AMP Rights Offer?

If you do not or cannot take up your rights, you will receive a cash payment for the value of those rights. This will be at the rate of 8.2 cents per right not taken up. This is subject to change if AMP reduces the size of the rights offer.

How will the AMP Rights Offer work?

Eligible shareholders will be invited to subscribe a fixed dollar amount per existing AMP share for shares in new AMP.

This fixed amount will be $0.77 for each existing AMP share held. So, for example, if you have 1000 AMP shares, you will be invited to subscribe $770, unless AMP reduces the size of the AMP Rights Offer.

A personalised form accompanying this prospectus sets out your specific rights entitlement.

An institutional bookbuild (under which institutions will be invited to bid for shares in the new AMP) will be held after the demerger is approved (and only if it is approved). The price set in the bookbuild will determine the price of the shares in new AMP for the purposes of this offer, and therefore the number of shares in new AMP you will receive.

AMP shareholders who participate in the offer will receive their new AMP shares at a 10% discount to the price set in this bookbuild.

As a participating shareholder, the number of shares you will receive in new AMP will then be determined by the amount of money you paid (i.e. $0.77 multiplied by the number of rights exercised divided by the discounted price.

Can I take up just some of my rights?

Yes, if you are eligible and you will receive a payment for the value of the balance. Details of how you do this are contained in the Prospectus.

How do I participate in the Rights Offer?

If you are an eligible shareholder, simply complete the accompanying entitlement and acceptance form and return it with the payment required. See the Prospectus for directions.

How much money does AMP expect to raise?

We expect to raise about $1.19 billion. The offer is underwritten by UBS and Macquarie Equity Capital Markets.

What will AMP do with the money raised?

We intend to redeem our Reset Preferred Securities (RPS) for cash. They will be redeemed at face value, plus accrued distributions. This redemption is conditional on both the demerger proceeding and the completion of the AMP Rights Offer.

The AMP Rights Offer is an integral part of the demerger process designed to deliver benefits to all AMP shareholders, whether they are eligible to participate or not.

I urge you to read all the materials in relation to the AMP Rights Offer before deciding whether to participate. If you have any questions, you should consult your stockbroker, accountant or professional adviser or call the shareholder information lines listed in the Prospectus.

Yours sincerely,

Peter Willcox
Chairman

Answers to key questions

1. What is the AMP Rights Offer? What will AMP do with the proceeds of the offer?

- The AMP Rights Offer is an offer to existing AMP Shareholders in eligible jurisdictions to acquire a fixed dollar amount of New AMP Shares for every AMP Share held on the AMP Rights Offer Record Date (28 October 2003).
- Through the AMP Rights Offer, AMP is seeking to raise maximum proceeds of approximately $1.19 billion to fund the cash redemption of all the RPS currently on issue.
- AMP will withdraw the AMP Rights Offer should the Proposal to Demerge not be approved and any proceeds received will be refunded.

2. What is a Right? What am I investing in if I exercise my Rights?

- Each Right entitles the holder to subscribe for $0.77 worth of New AMP Shares, subject to any reduction in size of the AMP Rights Offer .
- New AMP Shares will represent an investment in AMP after the Demerger, comprising AMP's Australian and New Zealand businesses (which will also continue to own an interest of approximately 15% in HHG, the United Kingdom business).

3. If I exercise my Rights, what price will I pay for New AMP Shares?

- The price payable for the New AMP Shares issued to Eligible Shareholders under the AMP Rights Offer (i.e. the Shareholder Application Price) will be set at a 10% discount to the price established via the Bookbuild (see Sections 2.6 and 2.7).

4. What is the Bookbuild?

- The Bookbuild is the process under which the Rights not taken up by AMP Shareholders, or unable to be taken up by AMP Shareholders, will be offered to institutions and other eligible investors.
- It is intended that the Bookbuild will be conducted on 16 and 17 December 2003 (which is after the Closing Date for the AMP Rights Offer).

5. How many Rights will I receive?

- AMP Shareholders will receive one Right for every AMP Share held on the AMP Rights Offer Record Date.

6. How will I know the total dollar amount of New AMP Shares that I may subscribe for?

- The total dollar amount of New AMP Shares that Eligible Shareholders may subscribe for is printed on a personalised Entitlement and Acceptance Form accompanying this Prospectus.
- This amount will be equal to the number of AMP Shares that you held on the AMP Rights Offer Record Date multiplied by $0.77 (subject to any reduction in the size of the AMP Rights Offer).

7. How do I participate? May I take up only part of my entitlement?

- If you are an Eligible Shareholder and you wish to participate, you should complete the accompanying Entitlement and Acceptance Form.
- You may subscribe for all or part of your entitlement and you should attach a cheque, bank draft or money order for the dollar amount due in respect of the Rights you intend to take up.

8. What if I don't wish to participate? Can I sell my Rights?

- The Rights are non-renounceable and hence will not be quoted on ASX. You may not sell or transfer your Rights should you not wish to participate in the AMP Rights Offer.
- If you decide not to participate or you are not an Eligible Shareholder, you will receive a Cash Payment of 8.2 cents (subject to any reduction in the size of the AMP Rights Offer) for each Right not taken up.
- If you decide not to participate or if you are not an Eligible Shareholder, you do not need to fill out or return the accompanying Entitlement and Acceptance Form.

9. How is the Cash Payment funded? Does it reduce the proceeds received by AMP under the AMP Rights Offer?

- The Cash Payment will be funded by the investors taking up Rights not exercised by AMP shareholders in the Bookbuild. It is not paid by AMP.
- AMP has no right to, or interest in, the Cash Payment and the Cash Payment will not reduce the maximum proceeds of approximately $1.19 billion to be received by AMP through the AMP Rights Offer.

10. What are the taxation implications of subscribing for my Rights?

- For general information, you should refer to Section 4.

AMP after the Demerger

What will AMP own after the Demerger?

After the Demerger, AMP's core business units will be:

- AMP Financial Services (AFS) - Australian and New Zealand wealth management operations; and
- AMP Capital Investors - Australian and New Zealand investment management operations (currently, this business is part of Henderson Global Investors and is called AMP Henderson Global Investors).

In addition, AMP also owns a general insurance run-off management business and run-off portfolios called Cobalt and Gordian/TGI respectively. AMP is currently reviewing strategic alternatives for releasing capital from these investments, which may include sale or some other form of restructure and/or reinsurance (see Section 3.2).

AMP will continue to own an interest of approximately 15% in HHG, which will own AMP's United Kingdom business.

For further details on AMP after the Demerger (including the effect on AMP of the AMP Rights Offer and the redemption of the RPS), you should read both Section 3 of this Prospectus and Sections 4 and 5 of the Explanatory Memorandum.

What are the key strengths of AMP?

After the Demerger, AMP's key strengths will include:

- **strong market position** - AMP is a leading provider of wealth management products and services in Australia and New Zealand. Through AFS, AMP has strong market share positions in a range of superannuation, risk insurance and traditional life insurance products in Australia and New Zealand and strong market positions in retirement income and master trust products solely in Australia. Through AMP Capital Investors, AMP is one of the largest investment managers in Australia and is the largest investment manager in New Zealand. These strong market positions provide AMP with significant scale;
- **highly recognised brand** - the AMP brand is highly recognised and well established in both the Australian and New Zealand markets;
- **extensive customer base** - AMP has over 2.3 million customers in Australia and New Zealand;
- **leading advice-based distribution network** - the AFS distribution network has extensive experience in managing advice-based distribution and manages the largest financial planning network in Australia and New Zealand, with more than 2,100 aligned planners across both countries;
- **recognised investment management expertise** - AMP Capital Investors is well established in the Australian and New Zealand markets as a leading manager of domestic equities, domestic fixed income, property and private capital funds;
- **strong synergies between core businesses** - AFS and its aligned distribution channels provide approximately 65% of AMP Capital Investors' funds under management. These funds significantly enhance AMP Capital Investors' scale, providing cost efficiencies, which allow AMP Capital Investors to compete more effectively; and

- **committed and experienced management team** – the Directors believe AMP has an experienced management team that is committed to developing and implementing AMP's strategy now and after the Demerger. Over the past 12 months, significant changes have been made to the senior management team. The Board believes that the current management has the necessary skills and experience to deliver on the strategy.

What are the risks?

There are also a number of risk factors, both specific to AMP and of a general nature, which may affect AMP's future operating and financial performance, and the value of an investment in New AMP Shares. The risks are described in Section 3.8 of this Prospectus. The benefits, disadvantages and risks associated with the Proposal to Demerge, are set out in full in Section 2 of the Explanatory Memorandum. Risk associated with the Proposal to Demerge as it impacts on a proposal to invest in AMP Shares are set out in Section 3.8.2. More specific risks associated with an investment in AMP are set out in Section 3.8.3 of this Prospectus and Section 4.8 of the Explanatory Memorandum. Prior to making an investment decision, you should carefully consider those risk factors, as well as the other information contained in this Prospectus and incorporated by reference from the Explanatory Memorandum.

1 Action by Eligible Shareholders

1.1 What you may do

The dollar amount of New AMP Shares for which you are entitled to subscribe (Entitlement Amount) is shown on the personalised Entitlement and Acceptance Form which accompanies this Prospectus. This Entitlement Amount is equal to your holding of AMP Shares on 28 October 2003 (AMP Rights Offer Record Date) multiplied by the Rights Amount, being $0.77.

If you are an Eligible Shareholder you may:

- take up all of your entitlement to New AMP Shares;
- take up part of your entitlement to New AMP Shares and receive a Cash Payment in respect of the balance; or
- not take up any of your entitlement to New AMP Shares and receive a Cash Payment in respect of all of your entitlement.

Under the terms of the AMP Rights Offer, the Rights Amount (and consequently the Entitlement Amount) that is set out on the personalised Entitlement and Acceptance Form which accompanies this Prospectus may be adjusted downwards by AMP in certain circumstances (see Section 2.10). This would also reduce the Cash Payment.

If you believe that you are an Eligible Shareholder and have not received a printed personalised Entitlement and Acceptance Form with this Prospectus, please call the Information Line (see Section 1.7).

1.2 If you wish to take up all of your entitlement

If you wish to take up all of your entitlement, complete the accompanying Entitlement and Acceptance Form in accordance with the instructions set out on the form under OPTION A - SUBSCRIBING FOR ALL OF YOUR ENTITLEMENT. Payment for New AMP Shares can be made by cheque, bank draft or money order. Forward your completed Entitlement and Acceptance Form, together with your cheque, bank draft or money order for the dollar amount shown on the Entitlement and Acceptance Form, to reach AMP Securities Registry in Australia or New Zealand no later than 5:00pm (EST) on 9 December 2003. An accompanying reply paid envelope is provided for your convenience. Cheques, bank drafts or money orders should be made payable to AMP Rights Offer and crossed Not Negotiable (or Not Transferable , for New Zealand).

1.3 If you wish to take up only part of your entitlement

If you wish to take up only part of your entitlement, complete the accompanying Entitlement and Acceptance Form in respect of the number of Rights you wish to take up in accordance with the instructions set out on the form under OPTION B - SUBSCRIBING FOR PART OF YOUR ENTITLEMENT. Forward your completed form, together with your cheque, bank draft or money order for the dollar amount due in respect of Rights you intend to take up, to reach AMP Securities Registry in Australia or New Zealand no later than 5:00pm (EST) on 9 December 2003. An accompanying reply paid envelope is provided for your convenience. Cheques, bank drafts or money orders should be made payable to AMP Rights Offer and crossed Not Negotiable (or Not Transferable , for New Zealand).

1.4 Entitlements not taken up/Ineligible Shareholders

If you decide not to take up all or part of your entitlement to New AMP Shares or you are an Ineligible Shareholder, you do not need to do anything and you will receive a Cash Payment in respect of each of the Rights you do not take up, of 8.2 cents (subject to any reduction in the size of the AMP Rights Offer).

1.5 New Zealand AMP Shareholders

AMP Shareholders with an address in New Zealand on the AMP Register will receive a separate New Zealand Entitlement and Acceptance Form which will enable them to apply in New Zealand dollars, in the same way as described above. New Zealand dollar Application Monies will be converted to Australian dollars at an applicable exchange rate (selected by AMP) on the Closing Date. More information on this process is contained in Section 2.16. AMP Shareholders with an address in New Zealand on the AMP Register may also contact the AMP Securities Registry and request a standard Australian dollar Entitlement and Acceptance Form.

1.6 Where to send your completed Entitlement and Acceptance Form

Completed Entitlement and Acceptance Forms, and the accompanying payment of Application Monies, must be mailed to the postal address or delivered by hand to the hand delivery address for the AMP Securities Registry set out below:

Postal Address:

- Australia: Locked Bag 21, Regents Park DC NSW 2143
- New Zealand: PO Box 91543, Auckland Mail Centre

Hand delivery (in Australia):

- AMP Rights Offer
  C/o Computershare Investor Services Pty Limited
  Level 3, 60 Carrington Street Sydney, NSW 2000 Australia
- At the Scheme Meeting (on the Closing Date)
  C/o Computershare Investor Services Pty Limited
  in specially marked boxes which will be made available

Hand delivery (in New Zealand):

- AMP Rights Offer
  C/o Computershare Investor Services Limited
  Level 2, 159 Hurstmere Road Takapuna, Northshore City New Zealand

A reply paid envelope is enclosed for your use. If mailed within Australia or New Zealand, no postage stamp is required. If mailed outside Australia or New Zealand, the required postage must be affixed.

Entitlement and Acceptance Forms and Application Monies will not be accepted at any AMP office.

All forms and payments must be received at the relevant postal or hand delivery address by 5:00pm (EST) on 9 December 2003. Otherwise, they may not be accepted.

1.7 Enquiries

If you have any questions relating to the AMP Rights Offer or about the procedures for participating in the AMP Rights Offer or how to complete the Entitlement and Acceptance Form, please contact your stockbroker, financial or legal adviser or call the Information Line on:

Australia	New Zealand	Rest of world
1300 135 859	0800 448 062	+ 61 3 9649 5410

2 Details of the AMP Rights Offer

2.1 Structure of the AMP Rights Offer

AMP is making an offer of Rights to raise maximum proceeds of approximately $1.19 billion. While AMP's maximum proceeds from the AMP Rights Offer will be approximately $1.19 billion, the gross proceeds raised through the AMP Rights Offer and the Bookbuild are likely to be greater than this (see Section 2.11).

Each Right will entitle the holder to subscribe $0.77 (the Rights Amount) for New AMP Shares (post the demerger of the UK businesses).

New AMP Shares issued to Eligible Shareholders under the AMP Rights Offer will be issued at a 10% discount to the Bookbuild Price (rounded down to the nearest whole cent). The Bookbuild Price will be determined in a Bookbuild which is expected to be conducted by the Joint Lead Managers on 16 and 17 December 2003, after the Closing Date for the AMP Rights Offer.

Under the Bookbuild, Rights not taken up by Eligible Shareholders or unable to be taken up by Ineligible Shareholders, will be offered to institutions and other eligible investors. The size of the Bookbuild will be determined by the number of Rights not taken up by AMP Shareholders (subject to a minimum Bookbuild size of $200 million or the AMP Rights Offer size being reduced) (see Section 2.7).

AMP Shareholders who do not, or cannot, take up their Rights will receive a Cash Payment for the Rights. This Cash Payment will be 8.2 cents (subject to any reduction in the size of the AMP Rights Offer) for each Right not exercised by the Closing Date (either voluntarily or as a result of being an Ineligible Shareholder).

Subject to APRA approval, the size of the AMP Rights Offer, and consequently the Rights Amount, may be reduced by AMP at its discretion (see Section 2.10).

The AMP Rights Offer is conditional on the Demerger occurring.

In addition, subject to APRA approval, AMP has the right to withdraw the AMP Rights Offer at any time up until the determination of the Bookbuild Price.

2.2 Reasons for the AMP Rights Offer

The purpose of the AMP Rights Offer is to fund the cash redemption of the RPS.

AMP has been advised by APRA that if the Demerger becomes Effective, AMP will not be entitled to treat all of the Reset Preferred Securities (RPS) as Tier I regulatory capital under applicable APRA guidelines. On this basis, in accordance with the RPS terms, the Directors have determined that, subject to APRA's consent, if the Demerger proceeds, they will cause the redemption of the RPS for cash to occur. APRA has advised AMP that it will consent to such action being taken, conditional upon the cash proceeds to be raised from the AMP Rights Offer being sufficient to fund that redemption and in the absence of any material changes in circumstances.

AMP proposes that all of the 11.5 million outstanding RPS (and accrued distributions) will be redeemed for cash using the proceeds of the AMP Rights Offer. The total amount to be paid for the redemption of all the RPS and accrued distributions is approximately $1.17 billion, which approximates the proceeds to be raised in the AMP Rights Offer.

The RPS terms provide that the RPS must be redeemed on the date specified in the notice given to the RPS holders. The redemption date must be at least 12 ASX business days after the date of the notice. AMP intends to give the notice of redemption following the receipt of the proceeds from the AMP Rights Offer. It is currently anticipated that redemption will occur on or about 13 January 2004.

2.3 Why is AMP proposing this structure?

The Directors believe that the proposed underwritten non-renounceable rights offer structure, with a Bookbuild and a Cash Payment to AMP Shareholders who do not, or cannot, participate in the AMP Rights Offer by exercising their Rights, is in the best interests of AMP and AMP Shareholders given that:

- it provides AMP with certainty of funding if the Demerger proceeds within the Demerger timetable (subject to there being no termination of the Underwriting Agreement see Section 5.14);
- it provides Eligible Shareholders with an opportunity to participate in the AMP Rights Offer on a pro-rata basis, and, in doing so, to purchase New AMP Shares at approximately a 10% discount to the price of New AMP Shares determined in the Bookbuild;
- it reduces, via the Cash Payment, the economic dilution to AMP Shareholders who do not, or cannot participate; and
- the amount of the capital raising can be reduced (subject to APRA approval) in the event that AMP decides to fund, in part, the cash redemption of the RPS from other sources.

2.4 What is a Right?

Each Right entitles the AMP Shareholder to subscribe $0.77 (Rights Amount) for New AMP Shares. However, the Rights Amount may be reduced at AMP's discretion, subject to APRA's approval (see Section 2.10).

The total fixed dollar amount (Entitlement Amount) that you are eligible to subscribe for is printed on the personalised Entitlement and Acceptance Form accompanying this Prospectus, and is equal to the number of AMP Shares you hold on the AMP Rights Offer Record Date multiplied by $0.77.

Rights are non-renounceable, which means they cannot be sold or transferred. Consequently, Rights will not be quoted. Rights which are not exercised will be taken up by investors participating in the Bookbuild (see Section 2.7).

2.5 How many Rights will you receive?

Each Eligible Shareholder will receive one Right for every one AMP Share held on the AMP Rights Offer Record Date (28 October 2003). This will include AMP Shares issued to participants in AMP's dividend reinvestment plan relating to the 2003 interim dividend.

The total number of Rights issued will therefore be equal to the total number of AMP Shares on issue on the AMP Rights Offer Record Date. This number is expected to be approximately 1,540 million (taking into account the AMP Shares expected to be issued under AMP's fully underwritten dividend reinvestment plan for the 2003 interim dividend).

2.6 How many New AMP Shares will you receive if you exercise your Rights?

Eligible Shareholders who apply to participate in the AMP Rights Offer will be issued New AMP Shares under the AMP Rights Offer at approximately a 10% discount to the Bookbuild Price (the Shareholder Application Price). The Bookbuild will be conducted on behalf of AMP by the Joint Lead Managers after the Closing Date for the AMP Rights Offer.

The number of New AMP Shares received by each Eligible Shareholder upon exercise of their Rights will be determined in accordance with the following formula:

$$\text{Number of New AMP Shares} = \frac{R \times N}{(BP \times (1-D))}$$

Where:

R = Rights Amount ($0.77, except if reduced in the circumstances described in Section 2.10);
N = the number of Rights taken up by the Eligible Shareholder;
BP = the Bookbuild Price (see Section 2.7);
D = the Eligible Shareholder discount of 10%.

Any fractional entitlements to New AMP Shares, and the Shareholder Application Price (BP x (1-D)) will be rounded down to the nearest share or cent, respectively. Applicants will not receive a refund of any amount after rounding down to the nearest whole New AMP Share because of the small amounts involved. AMP will donate an equivalent amount to one or more registered charities selected by AMP. This rounding amount per Applicant will not exceed the Shareholder Application Price of one New AMP Share.

This is an illustrative example of the operation of these provisions

If an Eligible Shareholder owns 1,000 AMP Shares and therefore is entitled to exercise 1,000 Rights, and the Bookbuild Price is set at $5.00:

- To exercise all of their Rights, the AMP Shareholder would need to pay $770 (i.e. $0.77 x 1,000);
- The price paid for each New AMP Share would be $4.50 (i.e. a discount of 10% to $5.00 or 90% of $5.00);
- The AMP Shareholder would therefore receive 171 New AMP Shares (i.e. $770 divided by $4.50, rounded down to the nearest whole share); and
- An amount equal to the surplus subscription money, comprising $0.50 (i.e. $770 - (171 x $4.50)), would be donated by AMP to charity.

The amount of $5.00 for the Bookbuild Price in this example is illustrative only. The actual Bookbuild Price will be determined by market demand at the time of the Bookbuild.

The Bookbuild Price and resulting number of New AMP Shares issued at other illustrative prices (assuming 1,000 AMP Shares being held by an Eligible Shareholder on the AMP Rights Offer Record Date and the exercise of all corresponding Rights) are set out in the table below:

Bookbuild Price $A/New AMP Share	Shareholder Application Price(1) $A/New AMP Share	New AMP Shares received(2)
$4.00	$3.60	213
$5.00	$4.50	171
$6.00	$5.40	142
$7.00	$6.30	122
$8.00	$7.20	106

(1) 10% discount to the Bookbuild Price.

(2) $770 divided by the Shareholder Application Price, and rounded down to the nearest whole share. Surplus subscription money arising from the rounding down (which will not be greater per AMP Shareholder than the Shareholder Application Price for one New AMP Share) will be donated by AMP to charity.

2.7 The Bookbuild

The Bookbuild will be conducted on behalf of AMP by the Joint Lead Managers after the Closing Date for the AMP Rights Offer. Under the Bookbuild, the Rights not taken up by Eligible Shareholders, or unable to be taken up by Ineligible Shareholders, will be offered to institutions and other eligible investors.

The size of the Bookbuild will be equivalent to the sum of the Rights Amounts relating to the Rights not taken up by AMP Shareholders multiplied by 10/9 (to pay the Cash Payment). The Bookbuild is also subject to a minimum Bookbuild size of $200 million. AMP will issue additional shares in the Bookbuild if it would otherwise be of insufficient size and the Rights Amount will be reduced on a pro-rata basis to ensure that AMP only raises maximum proceeds of approximately $1.19 billion (see Section 2.10). Having regard to the take up by AMP Shareholders under the dividend reinvestment plan in recent years and the share purchase plan in June 2003, it is not expected that the level of take up in the AMP Rights Offer will be of a level under which a pro-rata reduction will be required. The take up by AMP Shareholders under the AMP Rights Offer would have to reach approximately 84% before a pro-rata reduction of the Rights Amount would be required.

It is intended that the Bookbuild will be conducted on 16 and 17 December 2003 to establish the Bookbuild Price and the Shareholder Application Price (which is at a 10% discount to the Bookbuild Price) and to allocate New AMP Shares to successful applicants. During this period, AMP Shares will not be traded on ASX and NZSX.

Subject to APRA's approval, at any time until the time that the Bookbuild closes, AMP may defer the Bookbuild for up to 45 days from the time of the initial scheduled close of the Bookbuild if, in its opinion, AMP considers that current capital market conditions are or are likely to be unduly prejudicial to achieving proper pricing discovery through the Bookbuild, or considers that the likely Bookbuild Price does not reflect a proper price for the New AMP Shares. If the Bookbuild is deferred, all relevant dates relating to the conclusion of the AMP Rights Offer would similarly be deferred. If the Bookbuild is deferred for up to 45 days, then the redemption of the RPS would also be deferred for a similar period.

Successful applicants under the Bookbuild will be required to pay the Bookbuild Price to take up unexercised Rights and acquire a New AMP Share. The proceeds of the Bookbuild will be paid as follows:

(a) one-tenth to fund:

(i) the costs of the Bookbuild; and

(ii) the Cash Payment of 8.2 cents (subject to any reduction in the size of the AMP Rights Offer) for each Right not taken up, to be paid to AMP Shareholders who do not, or cannot, take up their Rights. AMP has no right to receive this part of the Bookbuild Price and it will not reduce or increase the proceeds AMP will receive under the AMP Rights Offer, because it represents the value of the Rights of non-participating AMP Shareholders; and

(b) nine-tenths to AMP for the issue of New AMP Shares.

More information on how the Bookbuild Price will be determined and allocations is contained in Section 5.1.

2.8 Cash Payment

AMP Shareholders who do not, or cannot, take up all or some of their Rights will receive a Cash Payment in Australian dollars for those Rights of 8.2 cents (subject to any reduction in the size of the AMP Rights Offer) for each Right not taken up as at the close of the AMP Rights Offer (either voluntarily or as a result of being an Ineligible Shareholder). For AMP Shareholders with registered addresses in New Zealand or the United Kingdom, the payment will be made in local currency.

The Cash Payment will be funded by the investors participating in the Bookbuild to acquire New AMP Shares. It is not paid by AMP. AMP has no right to or interest in the Cash Payment and the Cash Payment will not reduce the maximum proceeds of approximately $1.19 billion received by AMP pursuant to the AMP Rights Offer.

The aggregate amount of the Cash Payments will be announced to the market on the same date as the Bookbuild Price and Shareholder Application Price are announced.

Payments will be sent to AMP Shareholders by the AMP Securities Registry within 35 days of the close of the Bookbuild.

2.9 Who can participate in the AMP Rights Offer?

The AMP Rights Offer is open to Eligible Shareholders, being any AMP Shareholder on the Rights Offer Record Date (28 October 2003) who is not an Ineligible Shareholder. An Ineligible Shareholder is any AMP Shareholder who on the AMP Rights Offer Record Date:

- has a Registered Address which is outside Australia and New Zealand and their external territories;
- is a citizen or a resident of a jurisdiction outside Australia and New Zealand; or
- is, or holds for the account or benefit of, a US person or a person in the United States,

unless AMP is satisfied that AMP is not precluded from lawfully issuing AMP Shares to them, either unconditionally or after compliance with conditions that the AMP Board regards as acceptable and not unduly onerous.

As at 17 October 2003, AMP was satisfied that the AMP Rights Offer could be made in the following jurisdictions:

- Australia and New Zealand;
- Egypt;
- Ireland;
- Hong Kong;
- Papua New Guinea;
- Singapore; and
- United Arab Emirates.

New AMP Shares will not be issued to Ineligible Shareholders. Ineligible Shareholders will receive a Cash Payment as outlined above.

2.10 Reduction in the size of the AMP Rights Offer and the Rights Amount

The AMP Rights Offer will raise maximum proceeds for AMP of approximately $1.19 billion. However, subject to approval from APRA, AMP can, at its discretion, reduce the size of the AMP Rights Offer by up to $300 million at any time up until the Closing Date by notifying ASX and NZSX of the reduction in the size of the AMP Rights Offer and the revised Rights Amount. This discretion may be exercised, for example, in the event of asset sales or other circumstances which result in AMP having other funds available for the purpose of partially funding the redemption of the RPS.

Any reduction in the size of the AMP Rights Offer (for instance, see Section 2.7), will result in a reduction of the Rights Amount (rounded down to the nearest whole cent). As a result, the total dollar amount of New AMP Shares that Eligible Shareholders are eligible to subscribe for will be reduced, and the amount of any Cash Payment to which AMP Shareholders who do not take up their Rights would otherwise be entitled will also be reduced accordingly.

For example, if the quantum of proceeds that AMP seeks to raise under the Rights Offer were reduced from approximately $1.19 billion to $900 million, the Rights Amount would be reduced by $0.19, from $0.77 to $0.58. This would mean that Applicants who have already subscribed to take up their Rights would be paid a refund of $0.19 for each Right taken up in their Entitlement and Acceptance Form. Interest from the Closing Date will be paid on the amount of any such refunds made. In this example, for AMP Shareholders who do not, or cannot, take up their Rights, the Cash Payment per Right would be reduced from 8.2 cents to approximately 6.1 cents.

2.11 Amount raised through the AMP Rights Offer

While AMP's maximum proceeds from the AMP Rights Offer will be approximately $1.19 billion, the gross proceeds of the AMP Rights Offer and the Bookbuild is likely to be greater than this. This is because 10% of the Bookbuild Price will be paid to the non-participating AMP Shareholders (see Section 2.7). As such, the size of the Bookbuild will be greater than the value of the Rights not taken up in order to ensure that AMP receives net proceeds of approximately $1.19 billion.

The gross proceeds of the AMP Rights Offer and the Bookbuild is represented in the following formula:

Gross Proceeds = Amount of Rights taken up + (10/9 x Amount of Rights not taken up)

The following table shows the amount raised and AMP proceeds associated with different levels of Rights take up in the AMP Rights Offer:

% of total Rights taken up	Approximate Rights taken up	Approximate Rights not taken up	Approximate Bookbuild size	Approximate amount raised in the AMP Rights Offer and the Bookbuild	Approximate amount paid to non-participating AMP Shareholders	Approximate net proceeds to AMP
0%	-	$1,190m	$1,322m	$1,322m	$132m	$1,190m
25%	$298m	$892m	$991m	$1,289m	$99m	$1,190m
50%	$595m	$595m	$661m	$1,256m	$66m	$1,190m
75%	$893m	$297m	$330m	$1,223m	$33m	$1,190m
100%	$1,190m*	-	$200m*	$1,190m	-	$1,190m

* When 100% of Rights are taken up, Rights offered will be scaled back on a pro-rata basis to approximately $990 million and additional New AMP Shares offered to ensure a minimum Bookbuild size of $200 million (see Section 2.7).

2.12 Applications and Closing Date of the Rights Offer

Applications by Eligible Shareholders for New AMP Shares under the AMP Rights Offer can only be made by completing the personalised Entitlement and Acceptance Form which accompanies this Prospectus, in accordance with the instructions on it and by sending it or hand delivering it to the AMP Securities Registry. If you have not received a personalised Entitlement and Acceptance Form you should call the Information Line (see Section 1.7).

Entitlement and Acceptance Forms should be sent together with:

- a cheque, bank draft or money order in Australian currency drawn on an Australian branch of a financial institution for the amount of the Application Monies; or
- for New Zealand Applicants only, a cheque, bank draft or money order in New Zealand (or Australian) currency drawn on a New Zealand or Australian branch of a financial institution for the amount of the Application Monies (see Section 2.16).

Cheques, money orders or bank drafts should be made payable to AMP Rights Offer and crossed Not Negotiable (or Not Transferable , for New Zealand). Entitlement and Acceptance Forms, with the enclosed cheques, bank drafts or money orders must be received by the AMP Securities Registry in Australia or New Zealand by no later than 5:00 pm (EST) on 9 December 2003 (Closing Date), unless AMP extends the Closing Date.

AMP also reserves the right, subject to the Corporations Act and any requirements of ASX, to accept late Applications or, without notice, extend the Closing Date for the AMP Rights Offer or to defer or suspend the Bookbuild. If the Closing Date is varied, subsequent dates may also be varied accordingly. Unless AMP decides to accept late Applications or extend the Closing Date for the AMP Rights Offer, Applications received after 5:00 pm (EST) on 9 December 2003 may be rejected and Application Monies refunded without interest.

AMP reserves the right to withdraw the AMP Rights Offer without prior notice, subject to APRA approval, and compliance with the Corporations Act and the ASX Listing Rules. If the AMP Rights Offer is withdrawn, all Application Monies will be refunded without interest.

2.13 Announcement of Bookbuild Price and Shareholder Application Price

Following the anticipated completion of the Bookbuild on 17 December 2003, AMP will announce the Bookbuild Price and the Shareholder Application Price to ASX and NZSX.

2.14 Trading of New AMP Shares

It is expected that the quotation and trading of New AMP Shares issued under the AMP Rights Offer will commence on ASX and NZSX, initially on a deferred settlement basis, on or about 23 December 2003. Normal trading of New AMP Shares is expected to commence on or about 2 January 2004 following despatch of holding statements.

Applicants must confirm their holdings before trading in New AMP Shares. Applicants who sell New AMP Shares before they receive their holding statements will do so at their own risk. AMP, the AMP Securities Registry and the Joint Lead Managers disclaim all liability, in tort (including negligence), statute or otherwise (to the maximum extent permitted by law), to persons who trade any New AMP Shares before receiving their holding statements, whether on the basis of a confirmation of allocation provided by AMP, the AMP Securities Registry, the Joint Lead Managers or otherwise.

Applicants may seek confirmation of their allocation by calling the Information Line from 18 December 2003.

2.15 Underwriting

The AMP Rights Offer is fully underwritten by UBS and Macquarie Equity Capital Markets (the Underwriters) to ensure that AMP receives the net proceeds of approximately $1.19 billion, subject to AMP's discretion to reduce the size of the AMP Rights Offer and the Rights Amount. The terms of the Underwriting Agreement are summarised in Section 5.14, including the circumstances in which the Underwriters can terminate their obligations to underwrite the AMP Rights Offer.

2.16 New Zealand AMP Shareholders

New Zealand AMP Shareholders should note that:

- Investing in securities of an Australian issuer carries with it a currency exchange risk;
- Investors should satisfy themselves as to the tax implications of investing in the New AMP Shares;
- The financial reporting requirements applying in New Zealand and those applying to AMP may be different, so AMP's financial reports may not be compatible in all respects with financial statements prepared in accordance with New Zealand law;
- AMP may not be subject in all respects to New Zealand law;
- The contract under which the New AMP Shares will be issued may not be enforceable in New Zealand courts;
- The AMP Rights Offer is being made in New Zealand in accordance with the applicable provisions of the Securities Act 1978 (NZ) and the Securities Act (Overseas Companies) Exemption Notice 2002 (NZ), by virtue of which this Prospectus is not required to be registered, and no investment statement is required, in New Zealand. Therefore this Prospectus may not contain all the information that a New Zealand registered prospectus is required to contain; and
- It is not a condition of the Securities Act (Overseas Companies) Exemption Notice 2002 (NZ) that AMP be listed on the NZSX. New Zealand resident investors may not have access to information concerning AMP in the same way as Australian resident investors have through ASX.

New Zealand Applicants may choose to pay the Application Monies for New AMP Shares in New Zealand dollars, in accordance with the instructions on their New Zealand Entitlement and Acceptance Form. Application Monies paid by New Zealand Applicants in New Zealand dollars will be converted into Australian dollars at a prevailing exchange rate (selected by AMP) at the Closing Date, for the purposes of determining the number of New AMP Shares to be allotted to them.

To assist New Zealand Eligible Shareholders, the approximate New Zealand dollar equivalent of the Rights Amount and the Entitlement Amount, calculated as at the AMP Rights Offer Record Date, will be set out on their personalised New Zealand Entitlement and Acceptance Form. These New Zealand dollar amounts are guides only, and the Australian dollar amount of any Application Monies converted from New Zealand dollars as at the Closing Date may be different. The number of Rights New Zealand AMP Shareholders will be taken to have applied for will be equivalent to the converted Australian dollar amount applied for (in New Zealand dollars) divided by the Rights Amount. If this results in a number of Rights in excess of the maximum entitlement, you will be provided with a refund for the excess. If you choose to subscribe in New Zealand dollars, you run the risk that you will receive less New AMP Shares than you anticipated (and less than other Eligible Shareholders may receive) if there is an unfavourable movement in the exchange rate.

Alternatively, New Zealand Eligible Shareholders may request an Australian dollar Entitlement and Acceptance Form from the AMP Securities Registry, and apply for New AMP Shares in Australian dollars.

2.17 Restrictions on distribution and jurisdictional limitations

General restrictions

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

The distribution of this Prospectus and the Explanatory Memorandum in jurisdictions outside Australia and New Zealand may be restricted by law, and persons who come into possession of them should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

No action has been taken to register or qualify the Rights or the New AMP Shares, or to otherwise permit a public offering of the Rights or the New AMP Shares, outside Australia and New Zealand. Neither the Rights nor the New AMP Shares may be offered in a jurisdiction outside Australia and New Zealand where such an offer is not made in accordance with the laws of that jurisdiction.

In limited circumstances AMP may elect to treat as Eligible Shareholders certain institutional AMP Shareholders who would otherwise not be Eligible Shareholders because their registered addresses are not in Australia or New Zealand.

New Zealand

The AMP Rights Offer is being made in New Zealand in accordance with the applicable provisions of the Securities Act 1978 (NZ) and the Securities Act (Overseas Companies) Exemption Notice 2002 (NZ), by virtue of which this Prospectus is not required to be registered, and no investment statement is required, in New Zealand. Accordingly, the AMP Rights Offer of New AMP Shares in New Zealand is restricted to Eligible Shareholders with registered addresses in New Zealand. Residents of New Zealand who are not Eligible Shareholders are not entitled to apply for New AMP Shares under the AMP Rights Offer.

United Kingdom

This Prospectus does not constitute an offer to the public in the United Kingdom within the meaning of the Public Officers of Securities Regulations 1995, as amended.

This Prospectus may not be distributed to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, and who:

(a) have professional experience in matters relating to investments; or

(b) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended);

(all such persons together being referred to as relevant persons).

This Prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Prospectus relates is available only to relevant persons and will be engaged in only with relevant persons. Any AMP Shareholder who is in the United Kingdom and who

is not a relevant person may not request the Prospectus nor, if they obtain one, will they be permitted to apply for New AMP Shares through the Prospectus.

United States

Neither the Rights nor the New AMP Shares have been, or will be, registered under the US Securities Act or the securities laws of any state of the United States. Accordingly, neither the Rights nor the New AMP Shares may be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a US person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable United States state securities laws.

This Prospectus is neither an offer to sell nor a solicitation of an offer to buy securities as those terms are defined under the US Securities Act. The AMP Rights Offer is not being made to US persons or persons in the United States.

This Prospectus and the accompanying Entitlement and Acceptance Form will not be sent to any AMP Shareholder in the United States or to a US person.

By submitting an Entitlement and Acceptance Form, an Applicant under the AMP Rights Offer will be deemed to have represented, warranted and agreed as follows:

(a) it understands that the Rights and New AMP Shares have not been, and will not be, registered under the US Securities Act, and may not be offered, sold or resold in the United States or for the account or benefit of, a US person except in accordance with an available exemption from registration;

(b) it is not (A) in the United States or a US person; and (B) acting for the account or benefit of a person in the United States or a US person;

(c) it will not offer, sell or resell in the United States or to a US person any Rights or New AMP Shares (A) as part of their distribution, at any time or (B) otherwise, until after the expiry of 40 days after the date on which the New AMP Shares are allocated under the AMP Rights Offer (provided, however that the foregoing shall not prohibit any sale of New AMP Shares in regular way transactions on the ASX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the United States); and

(d) if it is entitled to receive any fees or commissions in connection with any purchase of New AMP Shares to which the Application or bid relates, it will not, directly or indirectly, pay or re-allow any portion of such fee or commission to any other person.

Until 40 days after the commencement of the offer, an offer or sale of the New AMP Shares in the United States or to any US person by any dealer (whether or not participating in the AMP Rights Offer) may violate the registration requirements of the US Securities Act.

AMP Shareholders who do not, or cannot for legal reasons, take up their rights to subscribe for New AMP Shares under the AMP Rights Offer will receive a Cash Payment. The New AMP Shares offered in the Bookbuild are not being offered or sold within the United States or to US persons except to a limited number of qualified institutional buyers (as defined in Rule 144A under the US Securities Act) in transactions exempt from the registration requirements under the US Securities Act.

Hong Kong

This Prospectus does not constitute an offer to the public in Hong Kong to subscribe for shares. No steps have been taken to register this Prospectus as a prospectus in Hong Kong. The offer of shares is personal to the Eligible Shareholder to whom this Prospectus has been delivered by or on behalf of AMP, and a subscription for shares will only be accepted from such an Eligible Shareholder. This Prospectus and the

information contained in it may not be used other than by the person to whom it is addressed and may not be reproduced in any form or transmitted to any other person in Hong Kong.

Ireland

The information contained herein does not constitute an invitation to the public or any section thereof to subscribe for or purchase any shares or other securities in any company and accordingly is not a prospectus within the meaning of the Irish Companies Act, 1963 (as amended) or the Irish European Communities (Transferable Securities and Stock Exchange) Regulations, 1992.

3 Information about AMP and the Demerger

This Section provides some information about the Demerger and AMP after the Demerger. Please note that it is an abbreviated summary only. AMP Shareholders should refer to Section 3.7 and the other material to which this Prospectus directs you.

3.1 The AMP Demerger

Under the Proposal to Demerge, AMP intends to separate its businesses into two separately listed companies:

- AMP, which will continue to own AMP's Australian and New Zealand businesses and an interest of approximately 15% in HHG. AMP will remain listed on ASX and the NZSX; and
- HHG, which will own AMP's United Kingdom businesses. HHG will be listed on ASX and it is intended that it will also be listed on the London Stock Exchange.

If the Demerger proceeds:

- your existing shareholding in AMP will be divided into separate investments in each of AMP and HHG; and
- AMP intends that the RPS will be redeemed for cash. This cash redemption will be funded by this AMP Rights Offer.

The Demerger will be implemented by a capital cancellation and a Scheme of Arrangement under which HHG Shares will be issued to eligible AMP Shareholders.

The Demerger is conditional on the Underwriting Agreement not being terminated in accordance with its terms before the date on which the Court hearing for approval of the Scheme starts (see Section 5.14). This date is expected to be 11 December 2003.

The New AMP Shares issued under the AMP Rights Offer will be issued after the Demerger has occurred. Accordingly, New AMP Shares issued under the AMP Rights Offer will not carry an entitlement to HHG Shares. Instead, Eligible Shareholders will be investing in shares in AMP after the Demerger which will principally comprise AMP's existing core Australian and New Zealand business units which are outlined below.

3.2 AMP after the Demerger

After the Demerger, AMP's core business units will be:

- AMP Financial Services (AFS) – Australian and New Zealand wealth management operations; and
- AMP Capital Investors – Australian and New Zealand investment management operations (currently this business is part of Henderson Global Investors and is called AMP Henderson Global Investors).

In addition, AMP owns a general insurance run-off management business and run-off portfolios called Cobalt and Gordian/TGI respectively. Cobalt is a specialist insurance run-off manager and provides a comprehensive range of services to Gordian and to some external insurance clients. Gordian and TGI comprise AMP's reinsurance and corporate general insurance portfolios, which were largely closed to new business in 1999 and 2001 respectively. AMP is currently reviewing strategic alternatives for releasing capital from these investments. These options include sale or some other form of restructure and/or reinsurance, or if these alternatives are not acceptable, the investments will be retained.

3.3 AMP Financial Services

3.3.1 Overview of the business

AFS is a leading provider of wealth management products and services in Australia and New Zealand. It has strong market share positions in a range of superannuation, risk insurance, traditional life insurance (mature) products in Australia and New Zealand and strong market positions in retirement income, savings and master trust products in Australia.

AFS delivers these and other products and services predominantly through multiple adviser based distribution channels. It has the largest financial planning network in Australia and New Zealand with more than 2,100 aligned planners across both countries.

AFS trades principally under the AMP brand in Australia and New Zealand. The AMP brand is highly recognisable in Australia and New Zealand and has achieved leading brand awareness in a range of key wealth management and protection markets in both countries over many years. AFS also provides financial planning services in Australia under two other brands, Hillross Financial Services and Arrive Wealth Management, while a new distribution channel in Australia using the brand Magnify is currently being developed.

AFS has recently reorganised its Australian operations into 10 business lines focusing on a particular distribution channel or product line. Each business line is now managed separately with its own financial performance targets. This initiative is expected to increase management's focus on profitability and growth opportunities for each business line and to better position AFS to respond more rapidly to changes in market conditions. The structure of AFS' business is set out below:

Product manufacturing	Advice based distribution
Savings and retirement	AMP Financial Planning
Corporate superannuation	Hillross Financial services
Risk insurance	Arrive Wealth Management
Banking	Magnify
Mature products	AMPGID[1]

Note:

1. AMPGID means AMP General Insurance Distribution.

AFS also holds a 26% equity stake in an Indian based life insurance joint venture, AMP Sanmar.

3.3.2 Strategy

AFS' strategic objectives are to:

- maintain its leading position and achieve further growth in the Australian and New Zealand wealth management markets. AFS aims to achieve this through operational excellence and by building on its core assets and capabilities – advice based distribution network, product manufacturing skills, scale and financial strength – and by building trust and confidence in the AMP brand;
- deliver strong growth in operating margins and return on invested capital by substantially improving the productivity of its business and its aligned adviser network and by lowering product manufacturing unit costs; and

- develop a high performance culture through increased focus on business and individual performance accountability. This has been supported by structuring the AFS Australian business into 10 business lines, each with financial accountability. A similar approach has been adopted in New Zealand.

In Australia, the changes to the AFS business model are expected to enable the evolution of two different businesses, product manufacturing and advice based distribution, with different strategic imperatives. While the businesses are different, they are dependent on each other for success. Unit cost reduction is a major focus in product manufacturing and increased productivity and quality of advice are the major focus areas of advice based distribution.

The key priorities of the Australian business are to:

- evolve the AMP Financial Planning distribution model by effectively tailoring the offer for planners to meet customer needs and improving the quality of advice. This is expected to lead to further improvements in productivity, profitability and building a sustainable model for the future;
- develop and deliver market competitive products and platforms by lowering the unit cost of production;
- enhance the planner gateway (that is, front end portal) to platforms and products to ensure that planners find AMP is easy to deal with;
- continue to grow the corporate superannuation business and leverage the member relationships to fuel growth in retail business; and
- diversify the advice model by growing non-AMP branded, AMP owned distribution channels Hillross Financial Services, Arrive Wealth Management and Magnify.

3.4 AMP Capital Investors

3.4.1 Overview of the business

AMP Capital Investors represents the Australian and New Zealand part of AMP's global investment management business, Henderson Global Investors, and currently operates as AMP Henderson Global Investors. As part of the Demerger, Henderson Global Investors will be separated along geographic lines. AMP will retain the Australian and New Zealand operations and the Asian distribution arrangements and the business will be called AMP Capital Investors. HHG will retain the United Kingdom, European, Asian and North American operations and the business will be called Henderson.

AMP Capital Investors is a leading Australasian investment manager. It manages investment funds for AFS and for external clients (both retail and wholesale) primarily in Australia and New Zealand. It also has a small number of distribution arrangements in Asia.

AMP Capital Investors is one of the largest investment managers in Australia and is the largest investment manager in New Zealand. It has over $70 billion in total funds under management as at 30 June 2003.

AMP Capital Investors' main lines of business are equities, fixed income, property and private capital. AMP Capital Investors also offers various asset allocation options among the major asset classes including a range of diversified products and multi-manager options.

3.4.2 Strategy

AMP Capital Investors' key strategic objectives are to:

- maintain a diversified revenue base by continuing to offer investment management products over a range of asset classes to AFS and both wholesale and retail investors;

- adopt a lead manager model that delivers outstanding investment solutions to clients based on its substantial domestic asset class capabilities, blended with the specialist skills of other managers, particularly in international investments;
- strengthen revenues from the wholesale segment by developing deeper relationships with a focused group of core clients and by delivering tailored product solutions; and
- grow retail funds under management both by increasing retail marketing and by targeting external retail channels, including independent financial planners and self directed superannuation investors.

3.5 What will be the likely price of AMP Shares after the Demerger?

The market price of AMP Shares after the Demerger cannot be predicted with certainty and will be impacted by a range of factors, which are outlined in the Explanatory Memorandum, including the economic and investment market conditions, trading and operating conditions and changes in monetary, regulatory and taxation regimes and the AMP Rights Offer.

The market price of AMP Shares after the Demerger is not likely to be comparable to the market price of AMP Shares prior to the Demerger because when existing AMP Shares commence trading after the Demerger on ASX and NZSX on or about 18 December 2003, they will trade without an entitlement to HHG Shares.

3.6 Dividend policy

The Directors' intended dividend policy for AMP is to distribute approximately 60% of available operating profit after income tax in the form of dividends, with an interim dividend payable in October of each year and a final dividend in April of the following year.

The declaration of dividends is subject to the discretion of the Board. The level of dividends declared by the Board is subject to a number of factors, including the financial results of AMP, the general business and economic environment, ongoing capital requirements, ongoing cash requirements and any other factors the Board may consider relevant.

Dividends are declared by the AMP Board and are paid out of AMP's retained earnings rather than consolidated retained earnings. After allowing for the loss on Demerger explained in the Explanatory Memorandum and the declared interim dividend, at 30 June 2003 AMP had retained earnings of approximately $1.3 billion from which dividends could be paid. Aside from exchange rate movements and the potential impact of its approximately 15% interest in HHG, AMP will not be impacted by any further change to the loss on Demerger should the actual market based valuation of HHG differ from the Directors' valuation. Any such change would be reflected in consolidated retained earnings only.

However, the AMP Group (including the HHG Group until the Effective Date) is likely to make a consolidated loss for the year ending 31 December 2003. The AMP Group will also have consolidated accumulated losses, including the capital loss reserve at 31 December 2003 noted in the Explanatory Memorandum. Accordingly, AMP will be required under APRA's prudential standards, to seek approval for any future dividends whilst consolidated retained earnings are negative. APRA approval has been obtained for the interim dividend declared on 20 August 2003.

Further details are set out in the Explanatory Memorandum.

3.7 Other information you should read

The Explanatory Memorandum which is referred to in this Prospectus contains detailed financial and other information about AMP and the Demerger (including the effect of the AMP Rights Offer and the redemption of the RPS). It expands on many of the matters dealt with in this Prospectus.

You are encouraged to read the parts of the Explanatory Memorandum which are taken to be included in this Prospectus in accordance with section 712 of the Corporations Act. Those parts comprise:

Information on:	Explanatory Memorandum
Key elements of the Proposal to Demerge – *an outline of the proposal to demerge HHG from AMP*	Section 1
Benefits, disadvantages and risks – details relating to the risks associated with the Demerger	Section 2
Details of the Proposal to Demerge – a summary of the proposal to demerge HHG from AMP	Section 3
AMP after the Demerger – a description of AMP's business after the Demerger and details of the business specific risks associated with an investment in New AMP Shares	Section 4
Financial information on AMP after the Demerger – details concerning AMP's selected pro forma historical and forecast financial information and its outlook, having regard to the Demerger, the AMP Rights Offer and the proposed redemption of the RPS	Section 5
Employee, executive and non-executive Director equity plans	Section 9
Additional information	
■ Demerger Deed - a summary of the key terms	10.6.1
■ Remuneration - details of the fees to be paid to non-executive Directors on the AMP Board and the remuneration packages of the CEO and senior management team	10.10 to 10.11
■ Indemnification and insurance and access for Directors - details of indemnification, insurances and access to board papers for officers of AMP	10.12
■ Interests in AMP securities - details of the interests of Directors of AMP in AMP securities	10.13
■ Restructure and Employee Retention Arrangements - a description of the restructure and employee retention arrangements which apply to employees who are considered critical to the Demerger process	10.16
■ Other relevant regulation - details in relation to waivers, modifications and confirmations received from ASX and ASIC	10.21
Independent Accountant's Report – with pro forma financial information on AMP	Section 13.2
Independent Accountant's Report on Forecast Financial Information	
Independent Accountant's Report on Reviewed Historical Financial Information	
Consulting Actuary's Report	Section 14, parts A, B and D
Defined terms – definitions and glossary of words used	Section 15

in the Explanatory Memorandum

The table above includes an overview of the material additional information contained in the relevant parts of the Explanatory Memorandum that has not been set out in full in this Prospectus. A copy of the Explanatory Memorandum has been sent to AMP Shareholders as required by the Corporations Act. An additional mailing of the Explanatory Memorandum will be sent to Eligible Shareholders who are on the AMP Register on the AMP Rights Offer Record Date but who otherwise would not receive that document. You may also obtain a printed copy of the Explanatory Memorandum free of charge before the Closing Date by calling the Information Line (see Section 1.7) or you may download a copy from the internet at www.ampgroup.com.

3.8 Risks associated with investing in New AMP Shares

There are a number of risk factors that could potentially impact upon the future operating and financial performance of AMP. These risks are both specific to AMP and also relate to the general business and economic climate. Eligible Shareholders should carefully consider these risk factors before making a decision whether to apply for New AMP Shares. If in any doubt, investors should seek advice from their stockbroker, accountant, financial planner or other professional adviser before deciding to invest.

3.8.1 General risks associated with investing in shares

General risk factors that may impact adversely on AMP, its performance and share price, include:

- economic conditions in Australia, New Zealand and globally;
- changes in Australian and New Zealand fiscal, monetary and regulatory policies;
- local and international stock market conditions;
- a range of operational risks; and
- major world events, including the impact of war and terrorist attacks.

Investors should recognise that the price of AMP Shares may fall as well as rise.

In addition, the Shareholder Application Price of New AMP Shares will be determined by reference to the Bookbuild, as described in Section 2.7, and may be more or less than the market price of AMP Shares from time to time (see Section 3.5).

3.8.2 Risks arising from the Demerger

The implications of the Proposal to Demerge give rise to certain specific risks in association with an investment in AMP after the Demerger. These risks are separate from the business risks associated with AMP which exist now and which will continue after the Demerger (see Section 3.8.3 of this Prospectus and Section 4.8 of the Explanatory Memorandum).

The Directors believe that the risk factors of the Proposal to Demerge, as it impacts upon a proposal to invest in AMP Shares, are as follows:

Lower combined market value of AMP and HHG than AMP's market value prior to Demerger

There is a risk that the combined market value of AMP Shares and HHG Shares after the Demerger will be lower than the market value of AMP Shares before the Demerger, particularly for the period shortly after the Demerger takes effect.

The market price of AMP Shares and HHG Shares after the Demerger cannot be predicted with certainty. Share prices are impacted by a range of factors, including economic and investment market conditions, trading and operating conditions and changes in monetary, regulatory and taxation regimes.

The Directors believe that, in addition to these general factors, the market price of AMP Shares may be influenced by:

- AMP Shareholders and HHG Shareholders seeking to rebalance their investment portfolio by adjusting their shareholdings in AMP and HHG;
- investor expectations in relation to earnings, dividends and growth prospects;
- the risk factors for AMP set out in Section 3.8.3 of this Prospectus; and
- potential circumstances relating to the CLNs such as the CLNs not being refinanced and/or the CLNs being put to AMP (see Section 3.4.3 of the Explanatory Memorandum).

Inability to eliminate fully the risks between AMP and HHG

The Proposal to Demerge seeks to achieve economic and legal separation of AMP and HHG. However, there is a risk that shareholders in either AMP or HHG might be impacted by future events which affect the other company. While the Demerger substantially reduces the risks between the two companies, it may not fully eliminate them. These risks may arise due to AMP's shareholding of approximately 15% of the issued capital of HHG, the Convertible Loan Notes (described in section 3.4.3 of the Explanatory Memorandum), the ongoing contractual relationships between the businesses, such as asset management of selected AMP international funds by HHG, and potential claims and disputes that may emerge after the Demerger.

APRA approval required for dividends paid by AMP while showing consolidated accumulated losses

As discussed in Section 3.6 of this Prospectus, the Demerger results in the AMP Group showing consolidated accumulated losses (after including the capital loss reserve which arises on the Demerger). Accordingly, AMP will be required under APRA's prudential standards to seek approval to pay any future dividends while consolidated accumulated losses remain.

3.8.3 Certain risks associated with an investment in AMP

After the Demerger, AMP will continue to be subject to various risk factors. These risks should be considered in connection with any forward looking statements in this document. One or more or a combination of these risks could materially impact the profitability of AMP and its financial position and therefore may affect, among other things, AMP's ability to pay dividends and the level of capital available to support the businesses.

AMP has a risk management framework, policies and associated practices to help mitigate and manage some of these risk factors. Further details on AMP's risk management framework are contained in Section 4.9 of the Explanatory Memorandum.

The principal risk factors which could impact AMP are described below and in Section 4.8 of the Explanatory Memorandum.

Economic conditions

AMP's financial performance is significantly affected by changes in economic conditions both globally and in the particular countries in which AMP conducts business. These changes may influence the investment performance of the various funds and shareholders' funds, and operating margins, as well as the demand for financial products and services.

Investment market conditions

AMP's profitability and financial position is substantially impacted by investment market conditions in a number of ways. In particular, it impacts AMP's ability to pay interest and dividends and the level of capital to support AMP's business units. This is because:

- the rate at which future actuarial liabilities can be discounted is based on the level of long term interest rates. The liabilities in respect of certain products, notably annuities, vary as interest rates fluctuate. Where this is the case it would be usual to attempt to match the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. However, to the extent that such asset liability matching is not practicable or fully achieved there may be fluctuations in the difference between assets and liabilities. Interest rate fluctuations could therefore have a material adverse effect on AMP's profitability and financial position;
- some AMP products are non-investment linked, which means that AMP is required to pay the policyholder certain benefits even if the return that AMP receives from the relevant investments is less than the benefit AMP is required to pay;
- a significant proportion of AMP's profits is derived from the investment performance (both income and net realised and unrealised capital gains or losses) of AMP Life's statutory funds. This is divided between shareholders and policyholders in accordance with legislation regarding the allocation and distribution of profits of statutory funds;
- fee income on AMP's investment linked business and investment management business is mainly based on the level of assets under management. A deterioration in investment market conditions may lead to a decline in AMP's assets under management;
- investment performance also impacts the level of investment income derived from shareholder funds and in turn AMP's financial position. AMP has recently revised its investment mix for its shareholder funds, introducing derivative overlays to allow a part of the equity market upside while protecting against any equity market downside. This strategy aims to provide greater security for shareholders in times of adverse market conditions and to reduce the volatility of shareholder earnings; and
- AMP is required to review the carrying value of its subsidiaries on an ongoing basis. Investment market conditions, together with other factors such as demand for financial products and services and competition, directly impact on the market value of these businesses. Subsidiaries held by life companies are required to be held at market value and therefore AMP may need to decrease its carrying value of these businesses if their market valuation falls below current carrying values.

Demand for financial products and services

Demand for AMP's financial products and services is impacted by changes in investment markets and economic conditions. For example, weak equity markets can discourage customers from investing. In turn, this can lead to lower new business sales as well as increased outflows, which can increase pressure on margins and unit costs. In turn, this may result in reduced profitability.

Demand for AMP's financial products and services is also impacted by AMP Capital Investor's past investment performance relative to the past investment performance of its peer investment managers. If AMP Capital Investors underperforms its peer investment managers for a prolonged period, the demand for AMP's financial products and services, particularly financial products where the investments are managed by AMP Capital Investors, may be materially adversely affected, which in turn may adversely affect AMP's profitability and financial position.

Also, in line with industry trends in the Australian and New Zealand life insurance markets, AMP is selling less traditional regular premium, non-investment linked business and more single premium, investment linked business. While this changed product mix generally requires less capital, it also reduces profit margins for new business. AMP's profit margins may be impacted unless it can generate sufficient profits from future new business to offset the eventual decline in flow of profits to shareholders from the business currently in-force. The volumes and profitability of future new business, as well as the rate of outflows of mature products, are therefore significant factors affecting the value of AMP, but they cannot be predicted with certainty.

Brand

The AMP brand is highly recognisable in Australia and New Zealand and has achieved leading brand awareness in the life insurance and superannuation markets in both countries over many years.

In recent years, AMP has received adverse publicity, primarily relating to the significant fall in its share price and the factors which have given rise to this fall (including writedowns and the difficult conditions experienced in the United Kingdom). This has damaged AMP's corporate reputation and led to a decline in confidence and sentiment towards the brand. This is further compounded by customer and shareholder confusion over the relationship between the performance of the AMP Share price and the performance of their AMP product holdings.

Although difficult to measure, a decline in corporate reputation can contribute to lower new business sales, greater outflows and, ultimately, reduced profitability.

Nevertheless, the Directors expect AMP's corporate reputation to strengthen, as discussed in Section 4.1.6 of the Explanatory Memorandum. AMP has also implemented a communications, brand and sponsorship strategy which is focused on building trust and confidence in the AMP brand.

Loss of planners

AMP has the largest number of planners in the Australian and New Zealand markets. Failure to attract or retain planners could have a material adverse impact on AMP's business.

This risk is mitigated through the strength of AMP's value proposition, its ability to recruit and develop new planners and the contractual arrangements it has with its planners.

Competition

The wealth management industry in which AMP operates in Australia and New Zealand is becoming increasingly competitive. Factors contributing to this include industry deregulation, mergers, changes in customers' needs and preferences, entry of new participants, development of distribution methods and increased diversification of product mix by major competitors. Responses to increased competition may include lower prices, or increased costs (such as marketing), or both, which may reduce overall profitability.

AMP is one of the largest financial services companies in Australia and New Zealand. The Directors believe that, after the Demerger, AMP will be well positioned to withstand increases in competition.

Changes in government policy or legislation

After the Demerger, AMP will continue to provide life insurance, investment, risk insurance, general insurance, banking and superannuation products. Providers of these products in Australia are subject to various legislative and prudential requirements, including the Corporations Act 2001 (Cth), the Life Insurance Act 1995 (Cth), the Insurance Act 1973 (Cth), the Banking Act 1959 (Cth), the Superannuation Industry (Supervision) Act 1993 (Cth) and the Financial Services Reform Act 2002 (Cth). This regulatory regime is complex and is subject to change.

AMP is subject to ongoing review and enquiries by regulators regarding compliance with regulations. If AMP does not meet its regulatory requirements, it may suffer penalties, such as fines or obligations to pay compensation or the cancellation or suspension of authority to conduct business. Non-compliance with regulation may also give rise to adverse publicity for AMP. AMP cannot predict the impact of future legislation and regulatory change on its business. However, as the amount and complexity of the regulation increases, so may the cost of compliance and the risk of non-compliance. The Board Audit and Compliance Committee, as outlined in section 4.6.1 of the Explanatory Memorandum, assists the Board to discharge its regulatory compliance requirements.

AMP may be adversely affected by changes in government policy or legislation applying to companies in the wealth management industry. These include possible changes in relation to the taxation treatment of financial products and services, retirement incomes policy, greater consumer choice as to employer sponsored superannuation funds, fee caps, elimination of trail commissions, disclosure of commissions, compliance requirements and solvency standards. The changes may affect AMP's existing and future business by, for example, causing customers to cancel existing policies or reduce superannuation contributions or requiring AMP to change its range of products and services, redesign its technology or other systems incurring significant expense, retrain its staff and planners, pay additional tax, hold more capital or incur other costs. Some changes may also enhance AMP's business opportunities.

AMP is required to meet the solvency and capital adequacy standards prescribed by APRA and other regulators. Any significant change in the standards prescribed by regulators may have a significant impact on the profitability and financial position of AMP. At the present time, no such changes are anticipated. AMP carries more capital than currently required by APRA (see Section 5.3.3 of the Explanatory Memorandum), giving it the opportunity to withstand some increases in regulatory capital without requiring additional capital.

The Financial Services Reform Act commenced in March 2002 with an extended transition period. It extends the consumer protection measures applying to the sale and ongoing servicing of life and general insurance, superannuation, managed investments and bank deposits. Increased transparency of fees and high standards for advice associated with sales and ongoing servicing apply, with more specific rights for consumers to seek compensation for inappropriate presale disclosure or mis-selling by planners. AMP has upgraded its risk and compliance management systems as a result.

As AMP has one of the largest financial planning groups in Australia, significant changes in government policy or legislation in relation to the sale and ongoing servicing of life and general insurance, superannuation, managed investments and bank deposits may fundamentally impact AMP's strategy and operating performance.

Operational risk

Exposure to unexpected financial and reputational losses arising from the way in which AMP conducts its business operations, including its computer systems, people, planners, manual processes, service providers, outsourcing of the management and supply of its information technology infrastructure and any material litigation or regulatory action determined against AMP, may have an adverse effect on the earnings and the assets of AMP.

The financial statements of AMP (see Section 5 of the Explanatory Memorandum) contain provisions for some of these risks and generally disclose certain identified contingent liabilities in accordance with applicable accounting standards. Given the inherent uncertainty in predicting the outcome of events that may occur in the future, there can be no assurance that such provisions or disclosure adequately address all outcomes that may arise in the future.

While many of these risks are mitigated through appropriate preventative controls (for example, corporate and business unit policies, standardised processes, and the operation of administratively pervasive computer systems) as well as detective controls (for example the reporting, investigation and monitoring of unusual events by management), some risk will always remain.

Foreign exchange risk

Foreign exchange risk is the risk of AMP sustaining loss through adverse movements in exchange rates. Such losses can impact both AMP's reported earnings and the maintenance of statutory ratios. From an operational perspective, AMP faces exposure to foreign exchange risks through direct foreign income and expenses, the settlement of foreign currency denominated assets and liabilities and the earnings of non-Australian subsidiaries.

From a financial perspective, the Directors intend that AMP will retain the majority of the Pounds Sterling and other non-Australian dollar denominated debt currently held by AMP before the Demerger. At present, these debt instruments are maintained in Pounds Sterling or swapped to Pounds Sterling and hedged against AMP's operations in the United Kingdom. AMP will enter into hedges to minimise the foreign exchange risk which is expected to arise on these debt instruments and swaps as a result of the Demerger.

Interest rate risk

Interest rate risk is the risk of loss arising from the mismatch of interest repricing events relating to interest bearing corporate liabilities and interest bearing assets held as part of the corporate liquidity portfolio. A similar interest rate risk applies in relation to the mismatch of interest repricing events relating to the AMP Banking portfolio.

Interest rate risk is also a significant component of risk for AMP Life, particularly in the potential mismatch risk of interest rate movements having a more significant impact on assets than liabilities or vice versa. This is explained further under investment market conditions above.

Funding risk

Funding risk is the risk of one or more of AMP's sources of borrowing being eliminated or of a steep increase in borrowing costs occasioned by either a systemic or a company specific event.

AMP's corporate treasury team manages AMP's portfolio of corporate debt, equity and quasi equity facilities to provide funding for existing business and growth opportunities. In addition, committed standby facilities are maintained for liquidity purposes.

Counterparty credit risk

Counterparty credit risk is the risk that default by a counterparty will result in a financial loss to AMP. Although counterparty credit risk will exist in most parts of AMP, the risk is likely to be greatest in AMP Banking and the AMP Life investment portfolios managed by AMP Capital Investors. AMP Banking has its own credit risk committee and credit policies, delegations and limits. Significant counterparty credit risk may also arise from the reinsurance activities undertaken by the run-off insurance operations. These risks are also managed directly by the business.

AMP Life maintains limits on all credit exposures and measures these regularly as part of its mandate compliance system, reporting any breaches and corrective action. This comprises limits on exposure to a

particular grade of credit, and limits on particular counterparties. Exposures to equities are limited by reference to the appropriate market index and a tracking error to control deviations in total, and at a stock level, away from that index. Total exposures (including credit and equity exposures) to any counterparty are regularly monitored and reported to senior management and the Board.

AMP's corporate treasury team oversees counterparty credit risk monitoring activities throughout the organisation.

Loss of personnel

AMP has a large base of qualified and experienced management personnel. AMP's future success will depend on its continued ability to attract and retain highly skilled and qualified personnel. There can be no assurance that key personnel will continue to be employed by, or contracted to, AMP or that AMP will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse impact on AMP's business. To assist the retention of key employees over the Demerger process, AMP has entered into Restructure and Employee Retention Arrangements with key employees integral to either the Demerger or business as usual activity for those parts of AMP's businesses significantly impacted by the Demerger. These arrangements are discussed in section 4.6.3(a) of the Explanatory Memorandum.

Uncertainty in outstanding claims liabilities and policy liabilities

AMP maintains liabilities in respect of outstanding claims and unexpired insurance exposures, for its discontinued general insurance and reinsurance businesses. The outstanding claims liability comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims. The assessment of these liabilities requires estimates of future premium and claims incidence, amounts and development, taxation, inflation and other economic factors, reinsurance and other recoveries and doubtful debt experience. The liabilities are discounted to their net present value as at the balance date, and a risk margin is added to increase the probability that the liability is adequately provided.

Although AMP maintains and undertakes regular actuarial reviews of its claims and liabilities to ensure an appropriately high probability of sufficiency, the assessment of these liabilities is an inherently uncertain process. In addition, unexpected events can give rise to a need to make additional provisions. As a result, these liabilities may prove to be inadequate. This may result in a material adverse impact on AMP's profitability and financial position.

AMP also maintains liabilities for future policy benefits and unpaid claims in its life insurance business. The calculation of policy liabilities depends on estimates of expected future revenue and expenses. These estimates are based on actuarial and statistical projections made on the basis of the facts and circumstances known at a given time, estimates of likely future trends such as mortality, morbidity and persistency, and assumptions about future investment returns, expenses and inflation rates. Although AMP maintains policy liabilities in excess of those based on best-estimate assumptions, actual results and conditions may be different from those assumed, resulting in the amounts of those liabilities being less than adequate.

As a result of the inherent uncertainties in assessing outstanding claims liabilities and policy liabilities, there can be no certainty that the ultimate costs will not materially exceed those supported by the amounts of AMP's calculated liabilities. This may result in a material adverse impact on AMP's profitability and financial position.

Contingent liability for disposed businesses

In recent years, the AMP Group has disposed of a number of businesses and portfolios to third parties. Typically, the sale agreements for these disposals provide for warranties and indemnification for specified periods in relation to certain matters concerning the businesses and portfolios disposed. While AMP has no

4 Taxation implications

knowledge that it has any liability under these warranty and indemnification arrangements (which is not appropriately provided for), the possibility of liability may arise and any such liability may be material.

AMP has a risk management framework, policies and associated practices to help mitigate and manage some of these risk factors. Further details on AMP's risk management framework are contained in Section 4.9 of the Explanatory Memorandum.

The information set out in this Section 4 is not tax advice in relation to the specific circumstances of AMP Shareholders. The tax implications of the AMP Rights Offer will vary depending upon the particular circumstances of each AMP Shareholder. The summaries below are intended as a general guide only and do not represent a complete analysis of all potential tax implications associated with the AMP Rights Offer. You should consult your own tax adviser as to the tax consequences for you (including your tax return reporting requirements, applicable tax laws and the effect of any proposed changes in tax laws) which arise from the AMP Rights Offer, whether or not you participate in the AMP Rights Offer and acquire New AMP Shares.

4.1 General

This Section gives you a guide to the general tax implications for AMP Shareholders in relation to the AMP Rights Offer based on the legislation enacted at the date of this Prospectus. The Australian tax implications are outlined in Section 4.2. The New Zealand tax implications are outlined in Section 4.3. The United Kingdom position is outlined in Section 4.4. This Prospectus does not contain a discussion of the possible tax implications of the AMP Rights Offer for AMP Shareholders who are tax resident of any other jurisdiction other than the comments under Section 4.2.2 relating to the Australian tax implications for AMP Shareholders who are not residents of Australia for Australian tax purposes. Nor does this document contain a discussion of the possible tax implications for institutions and other investors under the Bookbuild.

4.2 Australian Tax Implications

4.2.1 Australian resident AMP Shareholders

Acquisition of New AMP Shares under the AMP Rights Offer

Assuming you are an Australian resident for Australian tax purposes and hold your current AMP Shares and any New AMP Shares acquired under the AMP Rights Offer on capital account, the following is a summary of the key Australian tax consequences triggered by the acquisition of the New AMP Shares under the AMP Rights Offer.

Exercise of the Rights

The exercise of the Rights under the AMP Rights Offer and the acquisition of New AMP Shares will not trigger an Australian capital gains tax (CGT) liability. Where you exercise the Rights, your cost base in the New AMP Shares should be the Rights Amount paid for those shares plus any incidental costs you incurred. This is based on draft legislation currently before the Australian Parliament designed to rectify an unintended consequence of the legislation as currently drafted. The amendment is proposed to apply from 1 July 2001.

Disposal of New AMP Shares

For CGT purposes, you will be treated as having acquired the New AMP Shares on the date those shares were issued to you.

You will realise a capital gain in respect of a subsequent disposal of your New AMP Shares if the consideration received is greater than the cost base in those shares. You may be able to offset any capital loss you make on the cancellation of your AMP Shares against any capital gain you make on the disposal of your New AMP Shares. If you are an individual, trust or complying superannuation fund, you will need to hold the New AMP Shares for more than 12 months after their issue in order to claim discounted CGT treatment.

You will realise a capital loss in respect of a subsequent disposal of your New AMP Shares if the consideration received is less than the cost base in those shares. This capital loss may be available for you to offset against capital gains in the same income year or you may carry it forward to offset capital gains in future income years. AMP Shareholders, other than individuals, may have to satisfy certain legislative tests before they can use the capital loss. You cannot use a capital loss to offset assessable income.

Stamp duty

No Australian stamp duty will be payable at the time of subscription for the New AMP Shares and no stamp duty will be payable on the future disposal of the New AMP Shares which will be quoted on ASX.

Shareholders who receive Cash Payments under the AMP Rights Offer

If you do not, or cannot, take up your Rights you will receive a Cash Payment. This payment should not be income according to ordinary concepts but will be subject to the Australian CGT provisions. You will realise a capital gain equal to the amount of the Cash Payment and will not be able to claim discounted CGT treatment.

4.2.2 Australian Tax Consequences for Non-Resident AMP Shareholders

If you are not a resident for Australian tax purposes, you will not be subject to the Australian CGT provisions unless you hold (together with your associates) at least 10% (by value) of AMP Shares at the time of the AMP Rights Offer. As a consequence, the exercise of the Rights and a subsequent disposal of New AMP Shares will not trigger a CGT liability. Similarly, the receipt of the Cash Payment will not be subject to Australian tax.

On 30 June 2003, new foreign resident withholding tax provisions were enacted in Australia. The new provisions are designed to apply to certain payments to taxpayers who are not residents for Australian tax purposes. The detailed application of these rules is subject to regulations which have not yet been enacted. It is expected that the rules should not apply to impose any withholding tax obligation with regard to the Cash Payment where you are not a resident for Australian tax purposes and you own less than a 10% interest in AMP.

4.3 New Zealand AMP Shareholders

The following comments concerning the taxation implications arising for AMP Shareholders are general in nature, deal only with New Zealand tax implications, and are based on the law in New Zealand in force at the date of this Prospectus.

The precise tax implications will vary depending on the AMP Shareholder's specific circumstances. Accordingly, all AMP Shareholders should seek and rely upon their own taxation advice before concluding on the possible New Zealand tax consequences.

New Zealand does not have a capital gains tax but does tax gains arising from the sale of shares that were acquired with the purpose of sale, acquired as a part of a business of dealing in shares, or as part of any

undertaking or scheme entered into for the purpose of making a profit, including gains from the sale of shares acquired through the exercise of rights attaching to such shares. The comments below do not apply to these situations.

4.3.1 Granting of the Rights and exercise of the Rights

The granting of the Rights, the exercise of the Rights and the acquisition of New AMP Shares should not give rise to a dividend for New Zealand income tax purposes, nor give rise to any income tax liability otherwise arising to you.

4.3.2 Disposal of New AMP Shares

If you sell your New AMP Shares acquired by exercising the Rights, this should not give rise to any income tax liability to you.

4.3.3 Shareholders who receive a Cash Payment under the AMP Rights Offer

If you do not, or cannot, take up your Rights you will receive a Cash Payment. This payment should not give rise to a dividend for New Zealand income tax purposes, nor should any income tax liability otherwise arise to you.

4.3.4 Goods and services tax

New Zealand goods and services tax will not apply to any of the events discussed above.

4.4 UK AMP Shareholders

The following statements are intended only as a general guide to current United Kingdom (UK) tax legislation and to what is understood to be the current practice of the United Kingdom Inland Revenue in respect of stamp duty, stamp duty reserve tax and the taxation of capital gains. This relates to shareholders who are companies, individuals or trustees who are resident, ordinarily resident and domiciled in the UK for UK tax purposes, where the shares are not held as part of a trade or profession nor acquired by reason of their own or any other person's employment by AMP or any of its subsidiaries or associates. Any person who is in doubt as to his tax position, or who is subject to taxation in any jurisdiction other than the UK, should consult their independent financial or other professional adviser immediately.

4.4.1 Acquisition of New AMP Shares under the AMP Rights Offer

An AMP Shareholder resident in the UK will not be eligible to take up their Rights to acquire New AMP Shares under the AMP Rights Offer as they are treated as Ineligible Shareholders - see Section 2.9.

4.4.2 Shareholder who receives the Cash Payment under the AMP Rights Offer

Stamp duty/Stamp duty reserve tax (SDRT

No stamp duty or SDRT will be payable as result of the Cash Payment under the AMP Rights Offer.

Taxation of capital gains

An AMP Shareholder who is ineligible to take up the Rights (which will include all UK resident AMP Shareholders) will receive a Cash Payment. This is currently expected to be 8.2 cents (subject to the size of the AMP Rights Offer being reduced) per Right.

This Cash Payment is not received from AMP but from investors participating in the Bookbuild. AMP has no right to or interest in the Cash Payments.

An AMP Shareholder receiving such a Cash Payment is viewed for UK tax purposes as making a part disposal of their existing AMP Shares. The amount that will be brought into charge will be the cash received (net of expenses) less a proportion of the initial acquisition cost (including applicable costs), indexation allowance and capital gains taper relief if appropriate. The proportion of the acquisition cost is based on an A/A+B formula where A is the cash received and B is the market value of the shareholder's AMP shareholding following the completion of the AMP Rights Offer.

Indexation allowance will be available to shareholders which are companies. Non-business asset taper relief may be available to shareholders who are individuals or trustees. These reliefs are based on the time the shares have been held and have the effect of reducing the amount brought into charge for UK tax purposes.

The qualifying holding period for non-business taper relief is at least 3 years, with the qualifying holding period commencing on the later of 6 April 1998 or the date of acquisition of the shares. For shares which have been held for at least three years, non-business taper relief will reduce the gain chargeable by 5%. For every additional complete year of ownership, there is a reduction of a further 5%. Any AMP Shareholder is strongly advised to contact their independent financial or other professional adviser for any specific advice on both the application and calculation of taper relief.

Companies will be liable to corporation tax on chargeable gains at up to 30%. An individual AMP Shareholder will be liable to pay capital gains tax at their marginal tax rates i.e. up to 40%. AMP Shareholders who are chargeable as trustees will pay capital gains tax at 34%. Individuals are entitled to an annual exempt amount of £7,900 (for the year ending 5 April 2004). Trustees may be entitled to an annual exempt amount of up to £3,950 (for the year ending 5 April 2004). If an AMP Shareholder's total chargeable gains in a year do not exceed the applicable annual exemption amount there will be no capital gains tax to pay.

The date of disposal for tax purposes will be the date on which the cash is received and this should be reported on the AMP Shareholder's Inland Revenue self-assessment tax return for the relevant fiscal year or period of account.

However, if the Cash Payment received in relation to the AMP Rights Offer is less than the greater of £3,000 and 5 per cent of the value of an AMP Shareholder's existing AMP Shares, the shareholder can make a claim that for the purpose of computing the chargeable gain, the Cash Payment will be deducted from the base cost of the holder's existing holding of AMP Shares. No liability to UK taxation of chargeable gains would then arise on receipt of the Cash Payment, but a larger gain could be charged on a later disposal of the shares.

If you are in any doubt as to what action you should take, you should contact your independent financial or other professional adviser without delay.

4.6 Other Shareholders

If you are an AMP Shareholder resident in a jurisdiction other than Australia, New Zealand or the UK, or if you hold your AMP Shares on revenue account, you will need to obtain your own tax advice in relation to the tax consequences of the AMP Rights Offer.

If you are an institution or other investor seeking to acquire New AMP Shares under the Bookbuild, you should seek your own tax advice in relation to the tax consequences of the AMP Rights Offer.

5 Additional information

5.1 Determining the Bookbuild Price and allocations

The Bookbuild Price and allocations will be determined by AMP, having considered the advice of the Joint Lead Managers, following the close of the Bookbuild. In determining the Bookbuild Price and allocations, regard will be given by AMP to AMP's objectives, including:

- an orderly aftermarket for New AMP Shares;
- a broad distribution of AMP Shares to institutional investors and high net worth individuals;
- a preference to Eligible Shareholders who subscribe fully under the AMP Rights Offer, Ineligible Shareholders who are unable to take up their Rights but who are able (subject to compliance with applicable laws) to participate in the Bookbuild, and new quality institutional investors; and
- achieving an outcome in the overall interests of AMP Shareholders.

The Bookbuild Price may therefore not necessarily be the highest price bid into the Bookbuild, nor the highest price at which AMP Shares may be traded on ASX or NZSX. In addition, some investors who bid at or above the final Bookbuild Price may not receive New AMP Shares under the Bookbuild.

The Bookbuild Price (and therefore the Shareholder Application Price) is expected to be announced on 17 December 2003. Neither the Bookbuild Price nor the Shareholder Application Price will be known before the Closing Date.

5.2 Application Monies and interest

Until the issue of New AMP Shares under this Prospectus, the Application Monies will be held in trust in a separate bank account opened and maintained for that purpose only. Any interest earned on the Application Monies will be for the benefit of AMP and will be retained by it irrespective of whether the issue of the New AMP Shares takes place.

If you have applied under the AMP Rights Offer, and your Application is not accepted, or you were allocated a number of New AMP Shares which equates to less than the Australian dollar amount of the subscription amount that you paid (for example, as a result of a reduction in the size of the AMP Rights Offer as described in Section 2.7 or 2.10) you will receive a refund (without interest except in the case of a reduction in the size of the AMP Rights Offer when interest will be paid in accordance with Section 2.10) of all or part of your Application Monies, as applicable, and subject to the arrangements for donation of surplus subscription monies to charity described in Section 2.6.

If application is not made to ASX for official quotation of New AMP Shares within seven days after the date of this Prospectus, or New AMP Shares are not admitted to official quotation within three months following the date of this Prospectus (or such later date as ASIC may permit), AMP will refund all Application Monies in full (without interest).

AMP reserves the right to reclaim cheque dishonour fees from Applicants whose cheques are dishonoured and may, at its discretion, deduct those fees from any monies subsequently received from those Applicants. AMP also reserves the right to reduce the number of New AMP Shares applied for to the extent that the monies included with the Application are less than the requisite Application Monies (together with any applicable dishonour fees). AMP will issue a refund cheque to the extent that monies included with the Application are greater than the requisite Application Monies, subject to the arrangements for donation of surplus subscription monies to charity described in Section 2.6.

5.3 Brokerage and stamp duty

No brokerage or stamp duty on the allotment of New AMP Shares is payable on Applications.

5.4 Allotment date

Allotment of New AMP Shares under the AMP Rights Offer is expected to occur on 23 December 2003. Applicants may seek confirmation of their allocation by calling the Information Line from 18 December 2003.

5.5 Provision of holding statements

Each successful Applicant under the AMP Rights Offer will be sent a holding statement which sets out the number of New AMP Shares issued to that Applicant under the AMP Rights Offer, and other information required by the Corporations Act. Holding statements for the New AMP Shares issued under the AMP Rights Offer are expected to be despatched by 31 December 2003.

5.6 CHESS and FASTER

The New AMP Shares will participate in CHESS, a system operated for ASX by SCH. The New AMP Shares must be held in uncertified form (i.e. no share certificate will be issued) on either the CHESS subregister under sponsorship of a broker or on the issuer-sponsored subregister.

Arrangements can be made at any time during business hours to convert your holding from the issuer-sponsored subregister to the CHESS subregister under sponsorship of a broker or vice versa by contacting the AMP Securities Registry or your broker.

The New AMP Shares will also participate in FASTER, being the Fully Automated Trading and Electronic Registration System operated for NZSX. Any New AMP Shares traded on FASTER will be in uncertified form (i.e. no share certificate will be issued).

5.7 Ranking of New AMP Shares and dividend entitlement

New AMP Shares issued will rank equally in all respects with other AMP Shares after the Demerger (as at the Effective Date). New AMP Shares will not confer a right to participate in the Scheme. Holders of New AMP Shares will not be entitled to receive HHG Shares in relation to New AMP Shares, under the Demerger.

AMP declared an interim fully franked dividend of 7 cents per AMP Share on 20 August 2003 that is payable to registered shareholders of AMP at 5:00pm (EST) on 3 October 2003. As the New AMP Shares will be issued after the record date for this dividend, holders of New AMP Shares will not be entitled to receive this dividend.

The rights and liabilities attaching to the New AMP Shares arise from a combination of the Constitution, statute and general law. A description of the rights attaching to New AMP Shares is provided in Section 5.12.

5.8 Employee, executive and non-executive director equity plans

The AMP Rights Offer will affect the majority of participants in AMP's employee, executive or non-executive director equity plans (Plans) in various ways. The effect of the AMP Rights Offer and the Demerger on participants in the Plans is described in Section 9 of the Explanatory Memorandum. This Section 5.8 does not deal with the effect of the Demerger on participants in the Plans or with some arrangements where the number of participants or securities involved will be immaterial by the AMP Rights Offer Record Date.

Participants who have AMP Shares registered in their names under any of the Plans on the AMP Rights Offer Record Date (see Sections 9.2.2 and 9.2.3 of the Explanatory Memorandum) will, in the same manner as all other AMP Shareholders, receive one Right for every AMP Share held on the AMP Rights Offer Record Date if they are Eligible Shareholders or receive the Cash Payment outlined in Section 2.8 of this Prospectus if they are Ineligible Shareholders.

Some employees have acquired AMP Shares under two of the Plans on the basis that they would receive an entitlement to additional AMP Shares if they remain employed within the AMP Group for a specified period. To compensate those employees for the reduction in the value of AMP Shares resulting from the AMP Rights Offer (as a consequence of the issue of New AMP Shares at a discount), any entitlement to receive additional AMP Shares after the AMP Rights Offer Record Date will be increased in the manner described in Sections 9.2.2 and 9.2.3 of the Explanatory Memorandum.

Under two of the Plans, AMP Shares are registered in the name of trustees but are held by the trustees on behalf of participants (see Section 9.2.9 of the Explanatory Memorandum). As the trustees are Ineligible Shareholders, they will not be entitled to participate in the AMP Rights Offer on behalf of participants but will receive the Cash Payment on behalf of participants.

Options to acquire AMP Shares issued under some of the Plans (see Section 9.2.4 of the Explanatory Memorandum) that are not exercised before the AMP Rights Offer Record Date will have no entitlement to participate in the AMP Rights Offer or to receive the Cash Payment. However, as permitted by the ASX Listing Rules, there will be a reduction in the exercise prices of options by the AMP Rights Offer Adjustment Value (as defined in Section 15 of the Explanatory Memorandum) to compensate for the reduction in the value of AMP Shares resulting from the AMP Rights Offer. (As described in Section 9.2.4 of the Explanatory Memorandum, there will also be a further reduction in the exercise prices of options as a result of the Demerger.)

Stock appreciation rights (see Section 9.2.5 of the Explanatory Memorandum), performance rights (see Section 9.2.6 of the Explanatory Memorandum), share bonus rights (see Section 9.2.7 of the Explanatory Memorandum) and conditional shares (see Section 9.2.8 of the Explanatory Memorandum) that have been granted under some of the Plans will have no entitlement to participate in the AMP Rights Offer or to receive the Cash Payment outlined in Section 2.8 of this Prospectus. However, the AMP Rights Offer will affect stock appreciation rights, performance rights, share bonus rights and conditional shares in the following manner:

- there will be a reduction in the exercise prices of stock appreciation rights to compensate for the reduction in the value of AMP Shares resulting from the AMP Rights Offer (see Section 9.2.5 of the Explanatory Memorandum);
- AMP will provide holders of performance rights granted before 30 June 2003 with additional performance rights (or, in some cases, will increase the entitlement to AMP Shares under the existing performance rights or will prevent the lapse of existing performance rights that would otherwise lapse as a result of the Demerger) to compensate for the reduction in the value of AMP Shares resulting from the AMP Rights Offer and may also adjust the earnings per share-based performance hurdle that is applicable to some of those performance rights to ensure that holders are not unfairly disadvantaged by the AMP Rights Offer (see Section 9.2.6 of the Explanatory Memorandum);
- AMP will increase any cash payments that flow from share bonus rights after the AMP Rights Offer Record Date, to compensate the holders for the reduction in the value of AMP Shares resulting from the AMP Rights Offer (see Section 9.2.7 of the Explanatory Memorandum); and
- AMP will increase entitlements to receive AMP Shares after the AMP Rights Offer Record Date in respect of conditional shares so as to compensate the holders for the reduction in the value of AMP Shares resulting from the AMP Rights Offer (see Section 9.2.8 of the Explanatory Memorandum).

If a participant has AMP Shares registered in his or her name on the AMP Rights Offer Record Date as a result of the exercise of options or performance rights by the participant or an entitlement under the terms of conditional shares, the participant will receive one Right for every one of those AMP Shares held on the AMP Rights Offer Record Date if the holder is an Eligible Shareholder or will receive the Cash Payment outlined in Section 2.8 of this Prospectus in respect of those AMP Shares if the holder is an Ineligible Shareholder.

5.9 Nature of this Prospectus

This Prospectus is issued pursuant to section 713 of the Corporations Act as a prospectus for the offer of continuously quoted securities. This Prospectus incorporates by reference the Sections of the Explanatory Memorandum described in Section 3.7, pursuant to section 712 of the Corporations Act.

5.10 Disclosing entity and availability of documents

AMP was admitted to the Official List of ASX on 15 June 1998. AMP is a disclosing entity under the Corporations Act and, as such, is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. AMP is listed on a secondary basis on NZSX. Provided AMP complies with its reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules, it is deemed to comply with the listing rules of NZSX.

AMP is required to notify ASX and NZSX of information about specific events and matters as they arise for the purposes of ASX and NZSX making that information available to the stock market conducted by each of ASX and NZSX. In particular, AMP has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify ASX and NZSX immediately of any information of which it is or becomes aware concerning AMP which a reasonable person would expect to have a material effect on the price or value of AMP Shares. The information is available from ASX and NZSX and on AMP's website www.ampgroup.com.

AMP is required to prepare and lodge with ASIC both yearly and half-yearly financial statements, accompanied by Directors' statements and reports, with audit or review reports. Copies of these documents lodged with ASIC may be obtained from or inspected at an ASIC office and on AMP's website, www.ampgroup.com.

AMP will give a copy of the following documents, free of charge, to any person on request before the Closing Date:

- the financial statements for AMP for the year ended 31 December 2002 (being the most recent audited annual financial reports lodged with ASIC before the issue of this Prospectus);
- the financial statements of AMP for the half year ended 30 June 2003 (being the most recent audited half yearly financial reports lodged with ASIC before the issue of this Prospectus);
- any other document or financial statement lodged by AMP with ASIC or ASX or NZSX under the continuous disclosure reporting requirements in the period after the lodgement of the annual financial report referred to above and before the lodgement of this Prospectus with ASIC; and
- the AMP Constitution.

Copies of these documents can be obtained by calling the Information Line (see Section 1.7).

5.11 List of recent ASX and NZSX announcements

A detailed list and full copies of all documents released to the ASX and NZSX pursuant to AMP's continuous disclosure obligations can be found on ASX's website at http://www.asx.com.au, on NZSX's website at http://www.nzx.com and on AMP's website at http://www.ampgroup.com.

The more significant documents released to the ASX by AMP following the release of its annual financial report for the financial period ended 31 December 2002 and prior to the date of lodgement of this Prospectus with ASIC are described in the following table:

Announcement date		Subject
January	2	Final Share Buy-back Notice
	21	AMP 2002 profit expectations - net operating profit of around $500m and total net loss of around $900m (after write-downs, asset sales and restructuring costs)
February	12	AMP response to rating announcement
	12	AMP confirms open market briefings to discuss its full year results
	12	Information only - AMP warns shareholders to beware of offers to buy AMP ordinary shares below their market price
	24	Press speculation about AMP Chairman
	25	Mr Wallis retires as Chairman of AMP Limited
	25	AMP announces changes to the Board
	25	Confirmation of briefings
	26	AMP bottom line loss of $896 million
	26	Preliminary Final Report
	26	Concise Directors Report, concise Financial Report
	26	Directors Report, Full Financial Report, Investor Report Full Year 2002, Presentation Slides re Full Year Result
March	4	Mr Wallis declines retirement allowance
	10	AMP comment on ratings
	11	Board candidates for 2003 AGM
	13	AMP makes Paul Batchelor payment
	19	AMP security holders warned not to accept unsolicited offers from National Exchange Pty Ltd
	25	AMP announces two new non executive directors (Pat Handley and Meredith Hellicar)
	28	AMP Banking transfers UK portfolio to Newcastle Building Society
April	4	2002 Shareholder report and notice of AGM
	4	Supplement to Notice of AGM
	14	AMP Banking announces latest steps in restructuring
May	1	Part 1 - AMP announces demerger and capital raising Part 2 - Presentation - Demerger proposal
	1	Confirmation of briefings
	1	Background information - AMP announces demerger and capital raising
	1	Press releases concerning the credit ratings of AMP group
	2	Successful completion of institutional component of capital raising
	8	AMP to withdraw resolutions from Annual General Meeting
	14	AMP response to ratings announcement
	15	AMP 2003 Annual General Meeting - Chairman's and CEO's Addresses
	16	Results of the AMP AGM held on 15 May 2003

Announcement date		Subject
May	21	Information only - AMP share purchase plan set to open
	21	Chairman's Letter to Shareholders and Share Purchase Plan
	22	Information only - AMP Banking sells rural lending portfolio to Rabobank
	23	Roger Yates assumes responsibility for the UK Business
	27	Constitution and amendments
	28	Information only - AMP Henderson Property Trusts
June	10	AMP discussions with ASIC regarding the progress of its proposed demerger and current share purchase plan
	11	Presentation to Financial Services Conference
	12	Information only - Update on demerger proposal
	16	Information only - Share purchase plan timetable
	18	Share purchase plan update
	23	NPI Ltd to be closed to new business and will be managed as part of AMP's UK Life Services business
July	14	Share Purchase Plan pricing
	30	AMP Banking sells Australian construction finance loans to Suncorp-Metway
August	6	Update on changes to AMP Henderson Listed Property Trusts
	7	AMP Response to Media Reports
	8	Settles GIO class action
	8	Comments on ratings
	11	Update on Merger Proposal
	11	Correction: Update on Demerger Proposal
	13	Confirmation of Briefings
	20	Half Yearly Report
	20	Writedowns Lead to Bottom Line Loss
	20	Half Year Accounts
	20	Investor Report - Half Year 2003
	20	Presentation - Interim Results 2003
	21	Open Briefing - AMP CEO on Outlook
	21	Replacement Open Briefing - AMP CEO on Outlook
	25	Announces new Directors
	26	GIO Settlement approved
	27	AMP comment on share purchase
	28	AMP comment on speculation
	28	AMP comments on purchase of strategic stake by NAB
	29	AMP comment on discussions

Announcement date		Subject
September	8	Media Reports of Capital Raising
	16	Update on Demerger proposal
October	10	Receives regulatory approval for demerger
	10	Capital structures for demerged entities
	10	Investor presentation
	10	Confirmation of briefings
	14	AMP clarifies media report about proposed writedowns in value of UK operators
	15	Trading halt pending the release of an announcement from AMP
	16	AMP's Explanatory Memorandum Receives Court Approval
	16	AMP Outlines Future Direction & Structure
	16	HHG PLC Outlines Strategic Direction
	16	Confirmation of Briefings
	16	Proposal to Demerge - Explanatory Memorandum
	16	AMP's Proposal to Demerge - Explanatory Memorandum Presentation
	16	AMP Proposal to Demerge - HHG PLC Group Overview

All documents referred to in Sections 5.10 and 5.11 are separate documents and are not incorporated by reference in this Prospectus.

5.12 Summary of rights attaching to New AMP Shares

Set out below is a summary of the AMP Constitution, the rights attaching to New AMP Shares and other relevant information concerning New AMP Shares. It is not intended to be an exhaustive or definitive summary of the rights and obligations of Shareholders.

Copies of the AMP Constitution are available upon request free of charge by calling the Information Line (see Section 1.7).

Issue of further shares

The Directors control the issue of shares. The Directors may issue shares (including shares with preferential, deferred or other rights or restrictions relating to, among other things, dividends, voting, return of capital and payment of calls) on terms and at such times as they think fit. This is subject to the AMP Constitution, the Corporations Act, the ASX Listing Rules and any special rights conferred on the holders of any shares or class of shares.

Directors

The business of AMP is managed under the direction of the Board.

The minimum number of Directors is three and the maximum number is 16.

General meetings and notices

The Directors may convene a general meeting at any time. The Directors must convene annual general meetings in accordance with the Corporations Act. General meetings may also be requisitioned or

convened by AMP Shareholders under the Corporations Act. Each AMP Shareholder is entitled to receive notice of, and attend and vote at, general meetings of AMP.

The quorum required for a general meeting of AMP Shareholders is 25 shareholders present in person.

Voting

Every registered AMP Shareholder present in person (or by a proxy, attorney or representative) and entitled to vote at a meeting of AMP Shareholders has one vote on a show of hands, and one vote for each fully paid AMP Share held on a vote taken on a poll.

If two or more joint AMP Shareholders purport to vote, only the vote of the joint AMP Shareholder whose name appears first in the AMP register will be accepted.

AMP Shareholders may appoint a proxy to attend and vote at general meetings on their behalf.

Dividends

Except for any shares with special dividend rights, all fully paid shares on which any dividend is declared or paid are entitled to participate in the dividend equally, and partly paid shares are entitled to participate fractionally.

Winding-up

If AMP is wound-up (subject to any special or preferential rights attaching to any particular shares), AMP Shareholders are entitled to participate equally in the distribution of the assets (both capital and surplus, if any) of AMP.

Shareholding statements and share registers

Subject to the Corporations Act and the AMP Constitution, the Board may decide to issue or not to issue share certificates. The Board has not issued, and does not intend to issue, share certificates.

AMP Shareholders on the Australian and New Zealand AMP Registers will receive shareholding statements at the end of any month in which there has been a change in their holding on the register.

AMP Shareholders with a New Zealand address are generally registered on the New Zealand AMP Register. All other AMP Shares are registered on the Australian AMP Register. AMP Shareholders who wish to change between the Australian and New Zealand AMP Registers must contact the AMP Securities Registry.

More than three joint holders of AMP Shares

If AMP Shares are owned by more than three persons, AMP may treat the three persons whose names appear first on AMP's Register as the registered holders of the AMP Shares. AMP may disregard any other joint holders.

Transfer of AMP Shares

Generally, AMP Shareholders are able to sell or transfer AMP Shares without restriction.

Changes to Share Capital

AMP may convert all or any AMP Shares into a larger or smaller number of AMP Shares by resolution at a general meeting.

Non-marketable parcels

AMP may give notice to shareholders who hold small parcels of shares that it proposes to sell those shares. The notice must set a period of at least six weeks within which the shareholder can notify AMP that he or she wishes to retain the shares. If the shareholder does not do that, AMP may sell the shares and distribute the proceeds of sale to the shareholder. AMP will deduct any unpaid calls and interest.

Indemnification of Directors and officers

The AMP Constitution provides that AMP indemnifies every person who is, or has been, an officer of AMP against any liability:

- for costs and expenses incurred by them in defending an action for liability allegedly incurred by that person as an officer or former officer of AMP; and
- incurred by them as a officer of AMP,

except in those circumstances prohibited by section 199A of the Corporations Act.

5.13 Disclosure of interests of Directors

Except as set out in Sections 10.10 to 10.16 (inclusive) and 10.29 of the Explanatory Memorandum, no Director or proposed Director has, or has had in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of AMP; or
- the AMP Rights Offer; or
- any property acquired or proposed to be acquired, by AMP in connection with the formation or promotion of AMP or with the AMP Rights Offer, and

no amount (whether in cash or shares or options or otherwise) has been paid or agreed to be paid, nor has any benefit been given or agreed to be given, to any Director or proposed Director, either to induce them to become, or to qualify them as, a Director or otherwise for services provided by them in connection with the promotion or formation of AMP or with the AMP Rights Offer.

5.14 Underwriting Agreement

AMP and the Underwriters have entered into the Underwriting Agreement dated 10 October 2003 in respect of the joint management of the Bookbuild and the underwriting of subscription and settlement of the AMP Rights Offer.

The Underwriters have agreed under the terms of the Underwriting Agreement to underwrite fully the AMP Rights Offer. UBS has agreed to underwrite two-thirds of the AMP Rights Offer and Macquarie Equity Capital Markets has agreed to underwrite one-third of the AMP Rights Offer.

As at the date of this Prospectus, the Underwriting Agreement is conditional on:

- the Court approving the Scheme of Arrangement and it becoming Effective; and
- the receipt by AMP of all necessary approvals and waivers from ASX required to give effect to the AMP Rights Offer.

The Underwriting Agreement contains various representations and warranties and imposes various obligations on AMP, including to ensure that this Prospectus complies with the Corporations Act and any other applicable law.

The Underwriters will receive (in proportions equal to their underwriting commitment, except for the discretionary fee which will be payable in the proportions determined by AMP):

(a) a fee equal to 0.2% of the Underwritten Amount (being approximately $1.19 billion) payable on the date of the Underwriting Agreement;

(b) the following fees, payable on the date New AMP Shares are allotted under the AMP Rights Offer:

  (i) a fee equal to 0.2% of the Underwritten Amount (as adjusted if the AMP Rights Offer size is reduced by AMP as contemplated in this Prospectus, prior to the Meetings) which accrues from the date of the Meetings. In the event that AMP cancels the AMP Rights Offer or AMP is deemed to have cancelled the AMP Rights Offer following the date of the Meetings, this fee is payable on the date of such cancellation;

  (ii) a fee equal to 0.4% of the amount raised under the Bookbuild (i.e. the number of New AMP Shares offered and taken up under the Bookbuild multiplied by the Bookbuild Price); and

  (iii) a discretionary fee equal to 0.2% of the Underwritten Amount and

(c) in the event the Bookbuild is deferred or deemed cancelled (as described in this Prospectus), an additional fee of 0.05% of the Underwritten Amount for each week the Bookbuild is deferred beyond 17 December 2003, payable on the earlier of the date New AMP Shares are allotted under the AMP Rights Offer and the date of cancellation of the Bookbuild.

In addition, the Underwriters are entitled to be reimbursed for expenses and disbursements incurred in relation to their underwriting obligations and the AMP Rights Offer up to a maximum of $400,000 (exclusive of goods and services tax) subject to there being no material change to the timetable or the terms of the AMP Rights Offer after the date of the Underwriting Agreement.

AMP indemnifies the Underwriters and their related bodies corporate (as defined in the Corporations Act), and their directors, employees and agents, against all damage, loss, cost, expense or liability directly or indirectly suffered by, or claims against, any of them, arising out of the AMP Rights Offer, non-compliance by AMP with any statutory requirement and failure by AMP to fulfil its obligations under the Underwriting Agreement. This indemnity is subject to exclusions for liability arising from, among other things, fraud, negligence, wilful misconduct and material breach of the Underwriting Agreement.

Until the date of the Meetings (and in respect of events marked with an asterisk, up until the date the New AMP Shares are allotted under the AMP Rights Offer), an Underwriter may terminate its obligations under the Underwriting Agreement upon the occurrence of any of the following events:

(a) AMP withdrawing this Prospectus*;

(b) ASIC issuing an order under section 739(1) of the Corporations Act or an interim order under section 739(3) of the Corporations Act or ASIC applying for an order under section 1324B or 1325 of the Corporations Act in relation to this Prospectus or AMP, and the application or order not being dismissed or withdrawn within 3 business days*;

(c) ASX refusing to approve the official quotation of New AMP Shares to be issued pursuant to the AMP Rights Offer, trading in AMP Shares on ASX being suspended for more than 5 business days, or AMP Shares ceasing to be quoted on ASX*;

(d) there is an omission from this Prospectus of information required by the Corporations Act to be included, or a statement in the Prospectus is or has become misleading or deceptive;

(e) any person (other than the Underwriters) withdraws their consent to being named in this Prospectus under section 733 of the Corporations Act;

(f) a supplementary prospectus or a replacement prospectus being required to be lodged under section 719 of the Corporations Act in circumstances where the matter is materially adverse from the point of view of an investor within the meaning of section 719 of the Corporations Act*;

(g) AMP failing to perform or observe any of its obligations under the Underwriting Agreement;

(h) a representation or warranty made or given under the Underwriting Agreement proving to be untrue or incorrect;

(i) one of the following events occurring:

(i) a Director is charged with an indictable offence relating to any financial or corporate matter in respect of AMP;

(ii) any regulatory body commences any public action against a Director in his or her capacity as a director of AMP or announces that it intends to take any such action;

(iii) a Director is disqualified from managing a corporation under section 206B, 206C, 206D, 206E, 206F or 206G of the Corporations Act; or

(iv) the Chairman or the Chief Executive Officer of AMP vacates his or her office (other than because of an event described in subparagraph (i) or (ii) above);

(j) AMP, or any of its Directors or officers (as that term is defined in the Corporations Act), engaging in any fraudulent conduct or activity whether or not in connection with the AMP Rights Offer*; and

(k) AMP fails to issue a certificate (under which inter alia it warrants that it has not breached the terms of the Underwriting Agreement), or a statement in any such certificate is untrue or incorrect*.

A number of the above events entitle an Underwriter to terminate its obligations under the Underwriting Agreement only if, if in the reasonable opinion of the Underwriters, the event:

- has, or is likely to have, a material adverse effect on the success or settlement of the AMP Rights Offer;
- has given or is likely to give rise to a contravention by the Underwriter of, or the Underwriter being involved in, a contravention of, the Corporations Act or any other applicable law;
- has given or is likely to give rise to a material liability for the Underwriter; or
- will result in the New AMP Shares to be issued pursuant to the AMP Rights Offer not being quoted on ASX.

These events are: (b) (for an interim order made under section 739 of the Corporations Act which does not arise or subsist after the date of the Meetings), (c), (d), (e), (f) (for a supplementary prospectus issued before the date of the Meetings), (g), (h), (i) (j) and (k) in the above list.

If one Underwriter terminates its obligations under the Underwriting Agreement, the remaining Underwriter may elect to take up the rights and obligations of the Underwriter under the Underwriting Agreement and if the other Underwriter does not elect to do so, AMP can terminate the Underwriting Agreement.

5.15 Expenses of the AMP Rights Offer

The net expenses of the AMP Rights Offer (which include advisory, underwriting, legal, accounting, tax, listing and administration fees, as well as printing, advertising and other expenses relating to this Prospectus) amount to approximately $18 million and are to be paid by AMP (or, as described in Section 2.7, are funded, in part, out of the proceeds of the Bookbuild).

5.16 Interests of advisers

The following disclosures of interests and fees are made in relation to advisers' roles in connection with the AMP Rights Offer beyond the work required for the Demerger.

- Caliburn Partnership Pty Ltd is acting as financial adviser to AMP in respect of both the AMP Rights Offer and the Demerger. Whilst Caliburn will receive a fee in respect of the Demerger (which forms part of the expenses of the Demerger set out in Section 2.2.1 of the Explanatory Memorandum), Caliburn will not receive a separate fee in relation to the AMP Rights Offer.
- UBS Advisory and Capital Markets Australia Limited is acting as Joint Lead Manager and as Underwriter of the AMP Rights Offer, in respect of which it will receive the fees described in Section 5.14. In addition, related bodies corporate or affiliates of UBS Advisory and Capital Markets Australia Limited, will receive brokerage of 0.5% on their retail allocations under the Bookbuild.
- Macquarie Equity Capital Markets Limited is acting as Joint Lead Manager and as Underwriter of the AMP Rights Offer, in respect of which it will receive the fees described in Section 5.14. In addition, related bodies corporate or affiliates of Macquarie Equity Capital Markets Limited will receive brokerage of 0.5% on their retail allocations under the Bookbuild.
- ABN AMRO Morgans Limited is acting as co-manager of the AMP Rights Offer, in respect of which it will receive a fee of $100,000 and in relation to its retail allocations in the Bookbuild above $10 million, brokerage of 0.5%.
- Ernst & Young and Ernst & Young Transaction Advisory Services Limited are acting as Independent Accountants to AMP in relation to the AMP Rights Offer. In respect of this work, AMP estimates that it will pay approximately $35,000 (excluding disbursements and GST) to Ernst & Young and Ernst & Young Transaction Advisory Services Limited. Further amounts may be paid to Ernst & Young and Ernst & Young Transaction Advisory Services Limited in accordance with its normal time-based charges.
- Ord Minnett Limited is acting as co-manager of the AMP Rights Offer, in respect of which it will receive a fee of $100,000 and in relation to its retail allocations in the Bookbuild above $10 million, brokerage of 0.5%.
- Mallesons Stephen Jaques is acting as Australian legal adviser to AMP in relation to the AMP Rights Offer. In respect of this work, AMP estimates that it will pay approximately $250,000 (excluding disbursements and GST) to Mallesons Stephen Jaques to 17 October 2003. Further amounts may be paid to Mallesons Stephen Jaques in accordance with its normal time-based charges.
- Minter Ellison is acting as Australian legal adviser to AMP in relation to the AMP Rights Offer. In respect of this work, AMP estimates that it will pay approximately $25,000 (excluding disbursements and GST) to Minter Ellison to 17 October 2003. Further amounts may be paid to Minter Ellison in accordance with its normal time-based charges.
- Tillinghast-Towers Perrin is acting as Consulting Actuary to AMP in respect of both the AMP Rights Offer and the Demerger. Whilst Tillinghast-Towers Perrin will receive a fee in respect of the Demerger (which forms part of the expenses of the Demerger as set out in Section 2.2.1 of the Explanatory Memorandum), Tillinghast-Towers Perrin will not receive a separate fee in relation to the AMP Rights Offer.

In addition, certain of these advisers have acted in relation to the Demerger. The expenses of the Demerger are set out in Section 2.2.1 of the Explanatory Memorandum.

UBS, Macquarie Equity Capital Markets, ABN AMRO Morgans Limited or Ord Minnet Limited (or any of their related bodies corporate) may hold interests in AMP Shares, RPS or other securities.

Except as set out, in Section 10.18 of the Explanatory Memorandum and Sections 5.13 to 5.15 of this Prospectus:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;
- nor the Joint Lead Managers to the AMP Rights Offer,

holds at the time of lodgment of this Prospectus with ASIC, or has held in the two years before lodgment of this Prospectus with ASIC, any interests in:

- the formation or promotion of AMP; or
- any property acquired or proposed to be acquired by AMP in connection with the formation or promotion of AMP or with the AMP Rights Offer,

nor has anyone paid or agreed to pay any amount or given or agreed to give any benefit to such persons in connection with the promotion or formation of AMP or with the AMP Rights Offer.

5.17 Consents

Each of the parties named below:

- has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in this Section; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than a reference to its name and/or any statement or report included in this Prospectus with its consent, as specified in this clause.

Each of the following parties has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus in the capacity described below:

- ABN AMRO Morgans Limited as co-manager;
- Caliburn Partnership Pty Ltd as financial adviser to AMP;
- Computershare Investor Services Pty Limited as the share registrar of AMP;
- Macquarie Equity Capital Markets Limited as Joint Lead Manager and Underwriter;
- Mallesons Stephen Jaques as legal adviser to AMP as to Australian law;
- Minter Ellison as legal adviser to AMP as to Australian law;
- Ord Minnett Limited as co-manager; and
- UBS Advisory and Capital Markets Australia Limited as Joint Lead Manager and Underwriter.

Each of the following parties has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its consent to the inclusion of the following information in this Prospectus in the form and context in which it appears and to all references in this Prospectus to the information in the form and context in which they appear:

- Ernst & Young to be named as the Independent Accountant in relation to, and to the inclusion of the Independent Accountant's report on, reviewed pro forma historical financial information in Section 13 of the Explanatory Memorandum and other statements based on statements or figures included in that report;

- Ernst & Young Transaction Advisory Services Limited to be named as the Independent Accountant in relation to, and to the inclusion of the Independent Accountant's report on, forecast financial information in Section 13 of the Explanatory Memorandum and other statements based on statements or figures in that report; and
- Tillinghast-Towers Perrin to be named as the Consulting Actuary in relation to, and to the inclusion of, the Consulting Actuary's report in Section 14 of the Explanatory Memorandum and references made to that report.

5.18 Regulatory

ASX has granted waivers to AMP from the following ASX Listing Rules in connection with the AMP Rights Offer:

- ASX Listing Rules 7.15 and 7.40, to the extent necessary to permit AMP to set the AMP Rights Offer Record Date 29 business days before the date of the Scheme Meeting, or such other date agreed by ASX and notified to AMP in writing;
- ASX Listing Rule 7.40 to the extent necessary to allow AMP to conduct the AMP Rights Offer in accordance with the proposed timetable for the AMP Rights Offer, in particular:
  - to permit AMP to send the AMP Rights Offer Prospectus and serially numbered entitlement and acceptance forms to persons entitled 7 business days after the AMP Rights Offer Record Date, or such other date agreed by ASX and notified to AMP in writing;
  - to permit New AMP Shares to be issued under the AMP Rights Offer to commence trading on a deferred settlement basis 7 business days after acceptances close, or such other date agreed by ASX and notified to AMP in writing;
  - to permit AMP to notify ASX of under subscriptions 10 business days after acceptances close, or such other date agreed by ASX and notified to AMP in writing;
  - to permit AMP to allow all acceptances (including those from participating organisations) to close on the same date; and
  - to permit AMP to defer the bookbuild to be conducted in connection with the AMP Rights Offer at any stage prior to its closing for maximum periods of up to 45 days in total; and
- ASX Listing Rule 6.23.4 to the extent necessary to permit AMP to adjust the earnings per share based performance hurdle applicable to performance rights in the manner outlined in Section 9.2.6 of the Explanatory Memorandum, without the need to obtain shareholder approval, on the condition that AMP Shareholders approve the Demerger.

In addition, ASX has confirmed to AMP that:

- AMP is permitted to treat AMP Shareholdings registered in the name of a nominee as a separate shareholding, in respect of shares held for each of the AMP Shareholders;
- ASX Listing Rule 7.11.1 does not apply to the AMP Rights Offer;
- ASX Listing Rule 7.11.3 does not apply to the AMP Rights Offer;
- ASX Listing Rule 7.11.5 does not apply to the AMP Rights Offer; and
- if AMP Shares trade on ASX with entitlements to HHG Shares under the Demerger during the five trading days ending on the day before the day that AMP Shares commence trading on ASX without

an entitlement to participate in the AMP Rights Offer and New AMP Shares are not entitled to HHG Shares:

- AMP is required to treat the value of these entitlements as a dividend in applying the formula set out in ASX Listing Rule 6.22.2 to determine the amount by which the exercise prices of options to acquire AMP Shares are to be reduced as a result of the AMP Rights Offer (see Section 9.2.4 of the Explanatory Memorandum); and
- for the purpose of this formula, the value of the entitlements is to be calculated by dividing the Aggregate Cancellation Amount (as defined in Section 15 of the Explanatory Memorandum) by the number of AMP Shares on issue as at the Record Date (as defined in Section 15 of the Explanatory Memorandum).

5.19 ASX and NZSX quotation

AMP will apply for quotation of the New AMP Shares on the Official List of ASX within seven days of the date of this Prospectus. AMP will also apply for secondary listing of the New AMP Shares on NZSX if quotation is granted on ASX. While AMP is not aware of any reason why quotation on either ASX or NZSX would be denied, there is no assurance that the application will be granted. If quotation on ASX is not granted, those New AMP Shares will not be issued and Application Monies will be refunded to Applicants (without interest). The fact that ASX and NZSX may grant official quotation of the New AMP Shares is not to be taken in any way as an indication of the merits of AMP or the New AMP Shares issued under the AMP Rights Offer.

5.20 Privacy

If you apply for New AMP Shares, you will be asked to provide personal information to AMP, directly or via the AMP Securities Registry. AMP (and the AMP Securities Registry) collects, holds and uses that personal information to assess your application for New AMP Shares, to provide facilities and services to you as an AMP Shareholder and to undertake appropriate administration. Access to the information may be provided to AMP's agents and service providers on the basis that they deal with such information in accordance with the Privacy Act. If you do not provide AMP with the information requested, your application for New AMP Shares may not be processed. Under the Privacy Act, you may request access to your personal information held by or on behalf of AMP by contacting the AMP Securities Registry as set out in the Directory.

5.21 Governing law

This Prospectus and the contracts which arise on acceptance by AMP of applications under the AMP Rights Offer are governed by the law applicable in New South Wales and each applicant submits to the exclusive jurisdiction of the courts of New South Wales.

5.22 Consent to lodgment

Each director of AMP has consented to the lodgment of this Prospectus with ASIC as required by section 720 of the Corporations Act.

Glossary

Certain key terms and abbreviations used in this Prospectus have defined meanings which are explained below. Other terms and abbreviations used in this Prospectus have the defined meanings explained in the glossary in section 15 of the Explanatory Memorandum.

AMP
means AMP Limited (ABN 49 079 354 519).

AMP Capital Investors
means the Australian and New Zealand investment management business as described in Section 3.4.

AMP Financial Services or AFS
means AMP's retail financial services business in Australia and New Zealand as defined in the Explanatory Memorandum.

AMP Financial Planning
has the same meaning as in the Explanatory Memorandum.

AMP Group
means AMP and its controlled entities.

AMP Life
means AMP Life Limited (ABN 84 079 300 379).

AMP Register
means the register of members of AMP maintained by the AMP Securities Registry.

AMP Rights Offer
means the offer of New AMP Shares by AMP under this Prospectus.

AMP Rights Offer Record Date
means 5:00pm (EST) on 28 October 2003.

AMP Securities Registry
means Computershare Investor Services Pty Limited (ABN 48 078 279 277) or Computershare Investor Services Limited (as the case requires).

AMP Share
means a fully paid ordinary share in the capital of AMP.

AMP Shareholder
means each person who is registered in the AMP Register as holding an AMP Share.

Applicant
means a person who lodges a valid Entitlement and Acceptance Form.

Application
means an application on an Entitlement and Acceptance Form to subscribe for New AMP Shares under the AMP Rights Offer.

Application Monies
Monies received from Applicants in respect of their Application.

APRA
means Australian Prudential Regulation Authority (ABN 79 635 582 658).

ASIC
means the Australian Securities and Investments Commission.

ASX
means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules
means the listing rules of ASX and any other rules of ASX that apply while the relevant entity is admitted to the official list of ASX, each as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX.

Board or AMP Board
means the board of directors of AMP.

Bookbuild
means the bookbuild process described in Section 2.7. Under the Bookbuild, institutions and other eligible investors (to the extent permitted by applicable laws and the jurisdictional restrictions described in Section 2.17) are able to specify the number of New AMP Shares they wish to buy at specified price(s) for the Rights taken up by them.

Bookbuild Price
means the amount determined as the Bookbuild Price per New AMP Share under the Bookbuild.

Cash Payment
means the cash payment described in Section 2.8.

CHESS
means Clearing House Electronic Subregister System.

Closing Date
means the last day on which Entitlement and Acceptance Forms will be accepted, being 9 December 2003 (may be subject to variation).

Cobalt
means Cobalt Run-off Services Limited.

Consulting Actuary
means Tillinghast-Towers Perrin.

Convertible Loan Notes or CLNs
means the convertible notes described in Section 3.4.3 of the Explanatory Memorandum.

Corporations Act
means the Corporations Act 2001 (Cth).

Demerger
means the demerger of HHG from AMP as described in the Explanatory Memorandum.

Directors
means the directors of AMP.

Effective
means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(10) approving the Scheme.

Effective Date
means the date on which the office copy of the Court Order approving the Scheme is lodged with ASIC pursuant to section 411(10) of the Corporations Act or such other date as determined by the AMP Board.

Eligible Shareholder
means an AMP Shareholder at the AMP Rights Offer Record Date who is not an Ineligible Shareholder.

Entitlement Amount
means the dollar amount of New AMP Shares to which an Eligible Shareholder is entitled under the AMP Rights Offer, namely the aggregate Rights Amount for every AMP Share held at 7:00pm (EST) on the AMP Rights Offer Record Date.

Entitlement and Acceptance Form
means the form of that name accompanying this Prospectus.

EST
means Eastern Standard Time (being the time in Sydney, Australia).

Explanatory Memorandum
means the booklet of that name which includes the Scheme of Arrangement and notices of meetings.

Gordian
means Gordian Run-off Limited (formerly GIO Insurance Limited).

Henderson Global Investors or HGI
means, before the Demerger, AMP's global investment management business.

HHG
means HHG PLC, a company registered in England and Wales with registered number 02072534 (formerly AMP (UK) plc).

HHG Group
means HHG and its subsidiaries and associated undertakings.

HHG Share
means a fully paid ordinary share in the capital of HHG.

Ineligible Shareholder
means an AMP Shareholder:

(a) who is a citizen or a resident of a jurisdiction outside Australia and New Zealand; or

(b) whose address in the AMP Register is a place outside Australia and New Zealand and their external territories; or

(c) who is, or holds for the account or benefit of, a US person or a person in the United States,

unless AMP is satisfied that it is not precluded from lawfully issuing AMP Shares to the AMP Shareholder either unconditionally or after compliance with conditions which the AMP Board in its sole discretion regards as acceptable and not unduly onerous.

Information Line
means the Information Line for the AMP Rights Offer (and the Demerger) (see Section 1.7 for further details).

Independent Accountant
means Ernst & Young in relation to the independent accountant's report on historical financial information, and Ernst & Young Transaction Advisory Services Limited in relation to the independent accountant's report on forecast financial information, as set out in Section 13 of the Explanatory Memorandum.

Joint Lead Managers or Underwriters or JLMs
means UBS Advisory and Capital Markets Australia Limited (ABN 40 008 582 705) and Macquarie Equity Capital Markets Limited (ABN 60 001 974 572).

Macquarie Equity Capital Markets
means Macquarie Equity Capital Markets Limited (ABN 60 001 974 572).

Meetings
means the Scheme Meeting and the general meeting of AMP Shareholders convened to consider the resolutions set out in Section 16 of the Explanatory Memorandum.

New AMP Shares
means the AMP Shares issued after the Demerger pursuant to the AMP Rights Offer.

NZSX
means New Zealand Exchange Limited, or the main stock trading board operated by New Zealand Exchange Limited (as the context requires).

Privacy Act
means the Privacy Act 1988 (Cth).

Proposal to Demerge
means the proposal described in the Explanatory Memorandum to demerge HHG from AMP.

Prospectus
means this prospectus (dated 17 October 2003 and lodged with ASIC on that date) relating to the AMP Rights Offer.

Registered Address
means, in relation to an AMP Shareholder, the address shown in the AMP Register.

Reset Preferred Securities or RPS
means reset preferred securities, being units in the AMP Reset Preferred Securities Trust, issued by AMP Henderson Global Investors Limited (ABN 59 001 777 591)(as responsible entity of the AMP RPS Trust) pursuant to the replacement prospectus dated 26 September 2002 (as supplemented).

Right
means an entitlement to subscribe for New AMP Shares under this Prospectus.

Rights Amount
means $0.77 or as varied under Section 2.10.

SCH
means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

Scheme or Scheme of Arrangement
means the scheme of arrangement under part 5.1 of the Corporations Act between AMP and the AMP Shareholders as described in the Explanatory Memorandum, subject to any modification made or required by the Court on the Second Court Date.

Scheme Meeting
means the meeting of AMP Shareholders ordered by the Court to consider the resolution set out in the notice of Court ordered meeting contained in Section 16 of the Explanatory Memorandum.

Shareholder Application Price
means the Bookbuild Price discounted by 10% (rounded down to the nearest whole cent).

TGI
means TGI Australia Limited.

UBS
means UBS Advisory and Capital Markets Australia Limited (ABN 40 008 582 705), or its related body corporate to which it validly assigns its rights or obligations under the Underwriting Agreement.

UK
means the United Kingdom.

Underwriters
see the definition of Joint Lead Managers.

Underwriting Agreement
means the underwriting agreement dated 10 October 2003 between AMP Limited and the Underwriters.

United States or US
means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

US person
has the meaning provided in Regulation S under the US Securities Act.

US Securities Act
means the United States Securities Act of 1933, as amended.

A$, $ or cents
means the lawful currency of Australia, unless otherwise stated.

Directory

Directors
Peter Willcox (Chairman)
Andrew Mohl (Chief Executive Officer)
Richard Grellman
Pat Handley
Meredith Hellicar
Lord Killearn
Nora Scheinkestel
Roger Yates

Company Secretary
Prue Milne

Registered office
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
Internet: www.ampgroup.com

AMP Securities Registry (Australia)
Level 3, 60 Carrington Street
Sydney NSW 2000 Australia

AMP Securities Registry (New Zealand)
Level 2, 159 Hurstmere Road
Takapuna, North Shore City New Zealand

Underwriters and Joint Lead Managers
UBS Advisory and Capital Markets
Australia Limited
Level 25, Governor Phillip Tower,
1 Farrer Place
Sydney NSW 2000 Australia

Macquarie Equity Capital Markets Limited
Level 9, No 1 Martin Place
Sydney NSW 2000 Australia

Financial Adviser
Caliburn Partnership Pty Ltd
Level 34, The Chifley Tower
2 Chifley Square
Sydney NSW 2000 Australia

Australian Legal Advisers
Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Minter Ellison
Level 19, Aurora Place
88 Phillip Street
Sydney NSW 2000 Australia

Auditor and Independent Accountant
Historical financial information –
Ernst & Young
Forecasts – Ernst & Young Transaction
Advisory Services Limited
321 Kent Street
Sydney NSW 2000 Australia

Consulting Actuary
Tillinghast-Towers Perrin
Level 17, MLC Centre
19-29 Martin Place
Sydney NSW 2000 Australia

Co-managers
ABN AMRO Morgans Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000 Australia

Ord Minnett Limited
Level 8, NAB House
225 George Street
Sydney NSW 2000 Australia

Designed and produced by Text Pacific / www.textpacific.com.au

www.ampgroup.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to the number of AMP ordinary shares on issue on 28 October 2003 multiplied by $0.77, divided by 90% of the price determined in an institutional bookbuild to be conducted on 16 and 17 December 2003 (subject to any reduction in the size of the AMP rights offer as set out in the AMP rights offer prospectus).
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The new ordinary shares will rank equally with existing ordinary AMP shares from the date of allotment. The new shares will be issued after the record date for the interim fully franked dividend of 7c declared on 20 August 2003 and therefore holders of new shares will not be entitled to the dividend in respect of those new shares. The new shares will not confer a right to participate in the scheme for the AMP demerger.
5	Issue price or consideration	90% of the price determined in an institutional bookbuild to be held on 16 and 17 December 2003, rounded down to the nearest whole cent.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund the cash redemption of AMP reset preferred securities.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 December 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,455,275 plus the number to be issued, as described in 2 above.	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 20,830,773	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	Each shareholder will have the right to subscribe $0.77 for new shares, for each share held on 28 October 2003 at the price described in 5 above.
14	+Class of +securities to which the offer relates	Ordinary
15	+Record date to determine entitlements	28 October 2003
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	All jurisdictions except Australia, New Zealand, Egypt, Ireland, Hong Kong, Papua New Guinea, Singapore and United Arab Emirates.
19	Closing date for receipt of acceptances or renunciations	9 December 2003
20	Names of any underwriters	UBS Advisory and Capital Markets Australia Limited Macquarie Equity Capital Markets Limited
21	Amount of any underwriting fee or commission	As set out in section 5.14 of the attached prospectus
22	Names of any brokers to the issue	The Co-managers to the AMP Rights Offer are ABN AMRO Morgans Limited and Ord Minnett Limited.
23	Fee or commission payable to the broker to the issue	The fees payable to the Co-managers are set out in section 5.16 of the attached Prospectus

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	None
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	7 November 2003
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Rights not taken up will be offered to institutional investors through a bookbuild.
33	+Despatch date	31 December 2003

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

+ See chapter 19 for defined terms.

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 October 2003

Print name: Prue Milne, Company Secretary

== == == == ==

PAPER TRADING EVALUATION
Kearny 3 April 10 - 21, 2000

CONFIDENTIAL

MATERIAL FILED UNDER SEAL

IN ALJ PROCEEDING


Hourly Settled A/S Capacity vs PMAX
KEARNY_7_KY3
MW
80
70
60
50
40
30
20
10
0
Capacity Settled
PMAX
All hours - Apr10-21, 2000

ISO SETTLEMENT WHERE A/S CAPACITY SETTLED WAS ABOVE PMAX (All A/S Capacity)

	MWhs	Revenue	Average Price / MWh
10-Apr-00	767.7	$5.17	$0.01
11-Apr-00	1,140.0	$53.14	$0.05
12-Apr-00	1,616.0	$64.20	$0.04
13-Apr-00	1,607.0	$57.85	$0.04
14-Apr-00	1,440.0	$14.40	$0.01
15-Apr-00	780.0	$1.20	$0.00
16-Apr-00	-	$0.00	
17-Apr-00	-	$0.00	
18-Apr-00	991.5	$17.29	$0.02
19-Apr-00	1,454.5	$14.85	$0.01
20-Apr-00	1,454.0	$17.24	$0.01
21-Apr-00	998.9	$17.32	$0.02
Total	12,249.6	$262.66	$0.02

Total revenue received

Ancillary Service Capacities Included
Day ahead Non-spin
Hour ahead Non-spin
Day ahead Replacement
Hour ahead Replacement

Data Source: ISO Settlement Files

ASX Announcement

17 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **127/03**

Technical seminar on Embedded Values

AMP Limited will host a seminar to discuss the use of Market Consistent Embedded Values (MCEVs). The presentation will be given by Tillinghast - Towers Perrin and concentrate on the theory and usage of this valuation approach in the wealth management industry. Tillinghast –Towers Perrin has provided the Consulting Actuary's report in AMP's recently released Explanatory Memorandum.

AMP will host the briefing for investors on Wednesday 24 October 2003 and will webcast the session on AMP's website (www.ampgroup.com).

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

AMP

ASX Announcement

20 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **128/03** (Replacement of 127/03)

Technical seminar on Embedded Values – date amended

AMP Limited will host a seminar to discuss the use of Market Consistent Embedded Values (MCEVs). The presentation will be given by Tillinghast - Towers Perrin and concentrate on the theory and usage of this valuation approach in the wealth management industry. Tillinghast –Towers Perrin has provided the Consulting Actuary's report in AMP's recently released Explanatory Memorandum.

AMP will host the briefing for investors on Wednesday 22 October 2003 and will webcast the session on AMP's website (www.ampgroup.com).

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

MATERIAL FILED UNDER SEAL

IN ALJ PROCEEDING

Kearny 2 (Cabrillo II) SLIC Outage Log Data[1]

RES_ID	EQUIPMENT	OUTAGE_COORDINATOR_TEXT	AMT_CURTAILED	SCHEDULE_DTS	SCHEDULE_OUT_DTS	SCHEDULE_IN_DTS	APPROVE_DTS	OUT_DTS	OUT_ACTUAL_DTS	ETR_DTS	IN_DTS	IN_ACTUAL_DTS	DUE_BACK_DTS	DUE_OUT_DTS	INIT_DTS	LAST_DTS	DISPATCH_TEXT
KEARNY_7_KY2	#2A Unit O/S	Unit out of service for condition assesment, borescope, CO2 test, compressor cleaning, miscellaneous outage type work.□ Prior to releasing unit, will be approximately a 2 hour performance test run of 0-18mw on 5/3/00 0900 to 1100.	18.00	4/17/2000	4/24/2000	5/5/2000	4/17/2000	4/24/2000	4/24/2000		5/2/2000	5/2/2000	5/2/2000	4/24/2000	4/17/2000	5/2/2000	
KEARNY_7_KY2	#2B Unit O/S	Unit out of service for condition assesment, borescope, CO2 test, compressor cleaning, miscellaneous outage type work.□ Prior to releasing unit, will be approximately a 2 hour performance test run of 0-18mw on 5/4/00 0900 to 1100.	18.00	4/17/2000	4/24/2000	5/5/2000	4/17/2000	4/24/2000	4/24/2000		5/3/2000	5/3/2000	5/3/2000	4/24/2000	4/17/2000	5/3/2000	

[1]Kearny 2 consists of four units 2A through 2D. Abbreviated to include columns identifying relevant dates and outage particulars. Columns appearing to supply largely administrative information (e.g., contact points) or that are largely blank have been omitted to permit presentation on a single page.

AMP

ASX Announcement

21 October 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 129/03

Appendix 3B – New issue announcement, application for quotation of additional securities and agreement

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,178
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	AUD6.85 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	9,178 shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 October 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,523,455,275 + 9,178 ------------------- 1,523,464,453 plus the number of shares to be issued under the rights offer announced on 17 October 2003.	Ordinary

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
• 20,830,773	• Various Classes issued on various dates
• 11,500,000	• Reset convertible preference shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 October 2003

Print name: Prue Milne, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34713

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMP Limited

Documents furnished pursuant to Rule 12g3-2(b)

File No. 82-34713

VOLUME VIII

Releases to the Australian Securities & Investments Commission made in 2003

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimilie (02) 9257-7178
DX number 785 suburb/city

COPY
Lodged 2/1/03

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form 304

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

Change of name or address

name previously notified WILLCOX, Peter John (APPROVAL NO. 396)
date of birth (d/m/y) 17/08/1945 Is this person also an alternate director ? ☐ (please tick, if yes)

new address (if changed) unit, level, building name Level 22
street number & name 390 St Kilda Road
suburb/city Melbourne state/territory VIC postcode 3004
country (if not Australia) date of change(d/m/y) 23/12/2002
Is this person also an alternate director ? ☐ (please tick, if yes)

03 NOV 13 AM 7:21

Signature

I certify that the information on this form is true and correct

print name Prudence Anne Milne capacity Secretary
print corporation name (if corporation acting as agent)
sign here [signature] date 02/01/2003

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimilie (02) 9257-7178
DX number 785 suburb/city

COPY
Lodged 28/2/03

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form 304

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

Ceasing to hold office

name (family & given names) CROSS, Patricia Anne
date of birth (d/m/y) 18/05/1959 place of birth Albany, Georgia, USA
office held & date ceased ☒ director 26/02/2003 ☐ alternate director ☐ secretary
Alternate For:

name (family & given names) WALLIS, Stanley David Martin
date of birth (d/m/y) 23/07/1939 place of birth Melbourne VIC
office held & date ceased ☒ director 26/02/2003 ☐ alternate director ☐ secretary
Alternate For:

Signature

I certify that the information on this form is true and correct

print name Philip John Mackey capacity Secretary
print corporation name (if corporation acting as agent)
sign here [signature] date 26/02/2003

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimilie (02) 9257-7178
DX number 785 suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **304**

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

Ceasing to hold office

name (family & given names) MAZOUDIER, Paul Keith
date of birth (d/m/y) 30/10/1941 place of birth Sydney NSW
office held & date ceased ☒ director 25/03/2003 ☐ alternate director ☐ secretary
Alternate For:

New Appointment

Give details below of the person(s) who have consented in writing to become a director and /or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

name (family & given names) HELLICAR, Meredith
former names
residential address 22 Morella Road
suburb/city Clifton Gardens state NSW postcode 2088
country (if not Australia)
date of birth (d/m/y) 08/01/1954 place of birth Sydney NSW
office held & date appointed ☒ director 25/03/2003 ☐ secretary

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked (A)

See guide to this form for annexure requirements

03 NOV 13 AM 7:21

Signature

I cert... the information on this form is true and correct

print name Philip John Mackey capacity Secretary
print corporation name (if corporation acting as agent)

sign here [signature] date 27/03/2003

Trace ID: 21420030327121805

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimilie (02) 9257-7178
DX number 785 suburb/city

ASS. [ ] CASH. [ ] PROC. [ ] REQ-A [ ] REQ-P [ ]

Australian Securities & Investments Commission

form **304**

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

New Appointment

Give details below of the person(s) who have consented in writing to become a director and /or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

name (family & given names) HANDLEY, Roger Patrick
former names
residential address 413 Whale Beach Road
suburb/city Palm Beach state NSW postcode 2108
country (if not Australia)
date of birth (d/m/y) 17/02/1945 place of birth New Ark, Ohio, USA
office held & date appointed [X] director 02/04/2003 [ ] secretary

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked (A)

See guide to this form for annexure requirements

Signature

I certify that the information on this form is true and correct

print name Philip John Mackey capacity Secretary
print corporation name (if corporation acting as agent)

sign here [signature] date 02/04/2003

207 page 1/1 15 July 2001

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000

telephone (02) 9257-9198

facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

COPY
Lodged 4/4/03

ASS | REQ-A
CASH. | REQ-P

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Act 2001
254X(1)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 6 Mar 2003 to 31 Mar 2003

Class of shares Show only details of shares which have been issued.

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

class code	full title
Ord	Ordinary

code	full title	code	full title
A	A	PRF	preference
		CUMP	cumulative preference
		ICP	non-cumulative preference
		:DP	redeemable preference
		ɔ	non-redeemable preference
			cumulative redeemable preference
			non-cumulative redeemable preference
		PARP	participative preference
	special		

03 NOV 13 AM 7:21

Details of shares

class of share	num	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share	Have the shares be issued for cash
Ordinary	224	A$17.85		Yes
Ordinary	1,870	A$7.55		No
Ordinary	189	A$6.94		No
Ordinary	5,494	A$3.00		No
Ordinary	837	A$1.00		Yes

1. Have the shares be issued for cash? (see above) [X] Yes [X] No
If Yes, lodge this form. No other forms are required. **If No**, see item 2.
2. Were some or all of the shares issued under a written contract [ ] Yes [X] No
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lode a Form 207Z and either a Form 208 or a copy of the contract.
If no, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 4 April 2003

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS [ ] REQ-A [ ]
CASH. [ ] REQ-P [ ]

Australian Securities & Investments Commission

form **208**

Notification of

details of shares allotted other than for cash

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	5,494	11/03/2003
Ord	189	11/03/2003
Ord	1,870	31/03/2003

Details of the issue

(Tick the boxes which apply and fill in the details required.)

[ ] **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] **The issue was made under written contract.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] **The issue was made under a provision in the company's constitution/replaceable rules.**

relevant clauses in constitution

and/or replaceable rules

[ ] **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders**

or [X] **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority: see below

summary of the provisions of the relevant resolution or other authority:

- Under the terms of the AMP Reward Share Plan, the following bonus shares were issued on a pro-rata basis to the employees who are entitled to them:
  - 189 shares issued on 11 March 2003 at A$6.94 per share; and
  - 1,870 shares issued on 31 March 2003 at A$7.55 per share.

  The shares were ascribed with a value of the weighted average share price over the five days immediately prior to issue. Copies of the terms and conditions of the plans have been lodged with ASX.

- 5,494 shares were issued by the Shareholders Relations Committee on 11 March 2003 to persons who were not issued the correct number of shares as part of the demutalisation of the Australian Mutual Provident Society ("Society") on 1 January 1998 in accordance with the rules relating to the allocation of shares approved by the members of the Society at a meeting held on 20 November 1997. Details are set out in Section 11 of the Explanatory Memorandum and Notice of General Meeting sent to members before that meeting.

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned** above.

details

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey　　capacity Company Secretary

sign here [signature]　　date 4 April 2003

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

COPY
Lodged 2/5/03

ASS		REQ-A	
CASH.		REQ-P	
PROC.			

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 2 Apr 2003 to 2 May 2003

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share	Have the shares be issued for cash
Ordinary	30,367,307	A$7.6383		Yes
Ordinary	952	A$17.85		Yes
Ordinary	1,983	A$1.00		Yes
Ordinary	83	A$7.3118		No
Ordinary	131	A$8.5394		No

1. Have the shares be issued for cash? (see above) [X] Yes [X] No
   If Yes, lodge this form. No other forms are required. **If No**, see item 2.
2. Were some or all of the shares issued under a written contract [ ] Yes [X] No
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lode a Form 207Z and either a Form 208 or a copy of the contract.
   If no, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 2 May 2003

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **208**

Notification of

details of shares allotted other than for cash

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	83	15/04/2003
Ord	60	02/05/2003
Ord	71	02/05/2003

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution/replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders**

or ☒ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority: see below

summary of the provisions of the relevant resolution or other authority

- Under the terms of the AMP Reward Share Plan, 71 bonus shares were issued on 2 May 2003 on a pro-rata basis to the employees who are entitled to them.
- Under the terms of the AMP Employee Share Acquisition Plan, 143 pro rata matching shares were issued to the employees who are entitled to them. Details as following:
  - 83 shares issued on 15 Apr 2003; and
  - 60 shares issued on 2 May 2003.

All the above shares were ascribed with a value at the weighted average share price over the five days immediately prior to the issue.

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned** above.

details

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey

capacity Company Secretary

sign here [signature]

date 2 May 2003

207 page 1/1 15 July 2001

COPY

ASIC registered agent number	15776
lodging party or agent name	AMP Att: P. Mackey
office level building name **or** PO Box no	Level 24, AMP Sydney Cove Building
street number & name	33 Alfred Street
suburb/city	Sydney, NSW 2000
telephone	(02) 9257 9198
facsimile	(02) 9257 7178
DX number	785
Reference	

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AMP Limited
A.C.N. 079 354 519

Details of the issue

date of issue (d/m/y) 22/05/03   or period of issue (d/m/y) from   to

Class of shares - show only details of shares which have been issued

class code	full title
RCPS	Reset convertible preference shares

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	*preference*
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life govemor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
RCPS	11,500,000	Nil	$100

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name PRUE MILNE   Capacity: Secretary

sign here [signature]   Date: 23 May 2003

Small business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information
hrs mins

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000

telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

Lodged 5/6/2003
COPY

ASS | REQ-A
CASH. | REQ-P
PROC.

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y)   or period of issue (d/m/y) from 12 May 2003 to 26 May 2003

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share	Have the shares be issued for cash
Ordinary	222,222,222	A$5.50		Yes
Ordinary	7,560,409	Nil (see note below)		Yes
Ordinary	3,226	A$3.00		No

1. Have the shares be issued for cash? (see above) [X] Yes [X] No
   If Yes, lodge this form. No other forms are required. **If No**, see item 2.
2. Were some or all of the shares issued under a written contract [ ] Yes [X] No
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lode a Form 207Z and either a Form 208 or a copy of the contract.
   If no, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name P.A. Milne   capacity Company Secretary

sign here [signature]   date 3 June 2003

Note: 7,560,409 additional shares were allocated to shareholders who have participated in the Dividend Reinvestment Plan and the institutional sub-underwriter after a repricing of the DRP issue at $5.50 per share pursuant to the completion of the institutional component of the Capital Raising Announcement lodged with ASX on 2 May 2003.

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS | CASH. | PROC. | REQ-A | REQ-P

Australian Securities & Investments Commission

form **208**

Notification of

details of shares allotted other than for cash

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	3,226	26/05/2003

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution/replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders**

or ☒ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority: see below

summary of the provisions of the relevant resolution or other authority: 3,226 shares were issued by the Shareholders Relations Committee on 26 May 2003 to persons who were not issued the correct number of shares as part of the demutalisation of the Australian Mutual Provident Society ("Society") on 1 January 1998 in accordance with the rules relating to the allocation of shares approved by the members of the Society at a meeting held on 20 November 1997. Details are set out in Section 11 of the Explanatory Memorandum and Notice of General Meeting sent to members before that meeting.

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned** above.

details

Signature

I certify that the information in this form is true and complete.

print name P.A. Milne

capacity Company Secretary

sign here

date 3 June 2003

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimilie (02) 9257-7178
DX number 785 suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **304**

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

Ceasing to hold office

name (family & given names) MACKEY, Philip John
date of birth (d/m/y) 20/08/1957 place of birth Sydney NSW
office held & date ceased ☐ director ☐ alternate director ☒ secretary 06/06/2003
Alternate For:

New Appointment

Give details below of the person(s) who have consented in writing to become a director and /or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

name (family & given names) PAGE, Sharyn Anne
former names
residential address 19 Glenferrie Avenue
suburb/city Cremorne Point state NSW postcode 2090
country (if not Australia)
date of birth (d/m/y) 07/01/1963 place of birth Wagga Wagga NSW
office held & date appointed ☐ director ☒ secretary 10/06/2003

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked (A)

See guide to this form for annexure requirements

03 NOV 13 AM 7:21

Signature

I certify that the information on this form is true and correct

print name Prudence Anne Milne capacity Secretary
print corporation name (if corporation acting as agent)
sign here [signature] date 10/06/2003

ASIC

Australian Securities & Investments Commission

COPY

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

AMP Limited

ACN/ABN

49 079 354 519

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	103,721,441	$4.82	Nil
ORD	49,229	see attached Form 208	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occured

1 8 / 0 7 / 0 3
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☒ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back — **ss.257H(3)**

- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

Family name
Given names

OR

Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete.

Name

Prue Milne

Capacity

- [ ] Director
- [x] Company secretary

Signature

(signature)

Date signed

1 1 / 0 8 / 0 3

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

AMP Attn: David Richardson

ASIC registered agent number

15776

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC registered agent number 15776
lodging party or agent name AMP Att: David Richardson
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

Notification of

details of shares allotted other than for cash

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	49,229	18/07/2003 – 29/07/2003

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution/replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders**

or ☒ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority: see below

summary of the provisions of the relevant resolution or other authority: The shares were issued under the terms of the AMP International Employee Share Ownership Plan as set out below:

- † 29,108 shares issued on 18 July 2003 @$5.16 per share;
- † 13,767 shares issued on 22 July 2003 @$5.11 per share; and
- † 6,354 shares issued on 29 July 2003 @$4.91 per share.

The shares were ascribed with a value of the weighted average share price over the five days immediately prior to issue.

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details

Signature

I certify that the information in this form is true and complete.

print name Prue Milne

capacity Company Secretary

sign here [signature]

date 11 August 2003

ASIC

Australian Securities & Investments Commission

COPY Lodged 12/9/03

03 NOV 13 AM 7:21

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company name

AMP Limited

ACN/ ABN

49 079 354 519

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B - etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

[illegible]	C1 Change to share structure table	C2 Issue of shares	C3 Cancellation of shares	C4 Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ If in response to the Annual company statement	✓	✓	Not required	✓
☒ If not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	[illegible]
☐ If not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D][D] / [M][M] / [Y][Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	40,242	see attached Form 208	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occured

13 / 08 / 03

[D][D] / [M][M] / [Y][Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☒ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A – S.256E

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back — ss.257H(3)

- [ ] Minimum holding buy-back only
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] / [M M] / [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D][D] / [M][M] / [Y][Y]

Date of entry of member's name in register
(New members only)

Date
[D][D] / [M][M] / [Y][Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

Family name | Given name

OR

Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete.

Name

Prue Milne

Capacity

- [ ] Director
- [x] Company secretary

Signature

Date signed

1 1 0 9 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

AMP Attn: David Richardson

ASIC registered agent number

15776

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [ ] ASIC registered agent above
- [x] Name of lodging party

AMP

Office, unit, level, or PO Box number

Level 24

Street number and Street name

33 Alfred Street

Suburb/City: Sydney
State/Territory: NSW

Postcode: 2000
Country (if not Australia):

DX Number:
DX City/suburb:

Telephone Number

(02) 9257 5453

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC registered agent number 15776
lodging party or agent name AMP Att: David Richardson
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS | CASH. | PROC. | REQ-A | REQ-P

Australian Securities & Investments Commission

form **208**

Notification of
details of shares allotted other than for cash

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	40,242	13/08/2003 – 05/09/2003

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution/replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders**

or ☒ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority: see below

summary of the provisions of the relevant resolution or other authority: The shares were issued under the terms of the AMP International Employee Share Ownership Plan as set out below:

† 5,295 shares issued on 13 August 2003 @$4.53 per share;
† 11,296 shares issued on 1 September 2003 @$5.59 per share; and
† 23,651 shares issued on 5 September 2003 @$6.80 per share.

The shares were ascribed with a value of the weighted average share price over the five days immediately prior to issue.

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned** above.

details

Signature

I certify that the information in this form is true and complete.

print name Prue Milne   capacity Company Secretary

sign here [signature]   date 11 September 2003

ASIC

Australian Securities & Investments Commission

COPY
Lodged 1/2/9/03

Change to company details

Form 484 — Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:
B1 Appoint company officeholder
B2 Cease company officeholder
B3 Change to special purpose company status

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
AMP Limited

ACN/ABN
49 079 354 519

Continues on next page...

03 NOV 13 AM 7:21

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date
0 1 / 0 9 / 0 3
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name	Given names
SCHEINKESTEL	Nora Lía

Place of birth (town/city) (state/country)
Buenos Aires, ARGENTINA

Date of Birth
1 2 / 0 3 / 6 0
[D D] [M M] [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name
6/286 Toorak Road

Suburb/City	State/Territory
South Yarra	VIC

Postcode	Country (if not Australia)
3141	

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed Alternate director is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

B1 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

☐ Director
☐ Secretary
☐ Alternate director

Date of appointment

Date
[D D] / [M M] / [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) (state/country)

Date of Birth
[D D] / [M M] / [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed Alternate director is alternate for (person alternate to)

Family name | Given names

Expiry date (if applicable)
[D D] / [M M] / [Y Y]

Has the role been extended? (Select one box)

☐ Yes
☐ No

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

- [x] Director
- [ ] Secretary
- [ ] Alternate director — Person alternate for:

Date officeholder ceased

Date
3 1 / 0 8 / 0 3
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is:

Family name: BATES
Given names: Sir Malcolm (Rowland)

Place of birth (town/city) (state/country)
Portsmouth, U.K.

Date of Birth
2 3 / 0 9 / 3 4
[D D] [M M] [Y Y]

B2 Continued... Cease another company officeholder

Role of ceased officeholder
(Select one or more boxes)

- [x] Director
- [ ] Secretary
- [ ] Alternate director — Person alternate for:

Date officeholder ceased

Date
3 1 / 0 8 / 0 3
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is:

Family name: RENARD
Given names: Ian Andrew

Place of birth (town/city) (state/country)
Melbourne, VIC

Date of Birth
0 8 / 0 8 / 4 6
[D D] [M M] [Y Y]

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 2A of the Corporations (Fees) Regulations.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

[D] [D] / [M] [M] / [Y] [Y]

Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete.

Name

Prue Milne

Capacity

- [ ] Director
- [x] Company secretary

Signature

[signature]

Date signed

09/09/03

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

AMP Attn: D. Richardson

ASIC registered agent number

15776

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [ ] ASIC registered agent above
- [x] Name of lodging party

AMP

Office, unit, level, or PO Box number

Level 24

Street number and Street name

33 Alfred Street

Suburb/City: Sydney

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

DX Number: 785

DX City/suburb:

Telephone Number

(02) 9257 5453

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more Information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date

2 0 / 1 0 / 0 3
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name: Mason

Given names: Peter Edward

Place of birth (town/city): Sydney

(state/country): NSW

Date of Birth

0 9 / 0 6 / 4 6
[D D] [M M] [Y Y]

Former Name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name:

Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 17 Telegraph Road

Suburb/City: Pymble

State/Territory: NSW

Postcode: 2073

Country (if not Australia):

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form.

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:

Given names:

Expiry date (if applicable)

/ /
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

Prudence Anne Milne

Capacity

☐ **Company Director**
☒ **Company Secretary**

Signature

[signature]

Date Signed

2 1 / 1 0 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent Details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

AMP Attn: D. Richardson

ASIC registered agent number

15776

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ **Signatory above**
☒ **ASIC registered agent above**

Lodged on 22/10/03
COPY

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

03 NOV 13 AM 7:21

Company name
AMP Limited

ACN/ABN
49 079 354 519

Is this document being lodged to update the Annual Company Statement that was sent to you?
☐ Yes
☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B, etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

[illegible]	C1 Change to share structure table	C2 Issue of shares	C3 Cancellation of shares	C4 Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ If in response to the Annual company statement	✓	✓	Not required	✓
☒ If not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[ ][ ] [ ][ ] [ ][ ]
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	25,370	see attached Form 208	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occured

1 5 / 0 9 / 0 3
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☒ No (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- Redeemable preference shares — S.254J
  - ☐ Redeemed out of profits
  - ☐ Redeemed out of proceeds of a fresh issue of shares
- Capital reduction — S.256A - S.256E
  - ☐ Single shareholder company
  - ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place
- Share buy-back — ss.257H(3)
  - ☐ Minimum holding buy-back only
  - ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place
- ☐ Forfeited shares — S.258D
- Shares returned to a public company — ss.258E(2) & (3)
  - ☐ Under section 651C, 724(2), 737 or 738
  - ☐ Under section 1325A (court order)
- ☐ Other
  - Description
  - Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name   Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City   State/Territory

Postcode   Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given name

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D] [D] / [M] [M] / [Y] [Y]

Date of entry of member's name in register
(New members only)

Date
[D] [D] / [M] [M] / [Y] [Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Prue Milne

Capacity

- [ ] Director
- [x] Company secretary

Signature

Date signed

1	5	/	1	0	/	0	3
D	D		M	M		Y	Y

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

AMP Attn: David Richardson

ASIC registered agent number

15776

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [ ] ASIC registered agent above
- [x] Name of lodging party

AMP

Office, unit, level, or PO Box number

Level 24

Street number and Street name

33 Alfred Street

Suburb/City: Sydney
State/Territory: NSW

Postcode: 2000
Country (if not Australia):

DX Number: 785
DX City/suburb:

Telephone Number

(02) 9257 5453

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC registered agent number 15776
lodging party or agent name AMP Att: David Richardson
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **208**

Notification of
details of shares allotted other than for cash

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	25,370	15/09/2003 – 10/10/2003

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution/replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders**

or ☒ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority: see below

summary of the provisions of the relevant resolution or other authority:

a) 10,082 shares were issued under the AMP International Employee Share Ownership Plan with details set out below:

- 2,118 shares issued on 15 September 2003 @$6.63 per share;
- 1,765 shares issued on 22 September 2003 @$6.68 per share; and
- 6,199 shares issued on 10 October 2003 @$6.63 per share.

b) 288 shares were issued under the AMP Reward Share Plan.

c) 15,000 shares were issued under the AMP Performance and Share Options Plan.

All the above shares were ascribed with a value of the weighted average share price over the five days immediately prior to issue.

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned** above.

details

Signature

I certify that the information in this form is true and complete.

print name Prue Milne

capacity Company Secretary

sign here

date 15 October 2003